Form 20-F
period 2004-12-31
KONGZHONG CORP
filed 2005-06-28
CIK 1285137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 000-50826

KONGZHONG CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

N/A (Translation of Registrant’s Name Into English)	Cayman Islands (Jurisdiction of Incorporation or Organization)

35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary shares, par value US$0.0000005 per share*
American depositary shares, each representing 40 ordinary shares
(Title of class)

*	Not for trading, but only in connection with the listing on The Nasdaq Stock Market, Inc. of American depositary shares, or ADSs, each representing 40 ordinary shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

     As of December 31, 2004, 1,371,600,000 ordinary shares, par value US$0.0000005 per share, were issued and outstanding.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☑

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements that are not historical facts relating to:

•	our financial performance and business operations;

•	our ability to successfully execute our business strategies and plans;

•	the state of our relationship with China’s mobile telecommunications operators;

•	our dependence on the substance and timing of the billing systems of mobile operators for our performance;

•	our development and capital expenditure plans;

•	the expected benefit and future prospects of our strategic alliances and acquisitions, and our ability to cooperate with our alliance partners or integrate acquired businesses;

•	management estimations with respect to the growth rate of revenues from our advanced second-generation (2.5G) and other products and services;

•	the development of our latest product offerings;

•	the development of the regulatory environment; and

•	competitive pressures and future growth in the wireless value-added services, telecommunications and related industries in China.

The words “forecast”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will”, “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3— Key Information— Risk Factors” and the following:

•	any changes in our relationship with mobile operators in China;

•	the effect of competition on the demand for and the price of our services;

•	any changes in customer demand and usage preference for our products and services;

-ii-

•	any changes in the mobile telecommunications operators’ systems for billing users of our wireless value-added services and remitting payments to us;

•	any changes in the regulatory policies of the Ministry of Information Industry, or MII, the mobile telecommunications operators or other relevant government or industry authorities relating to, among other matters, the granting and approval of licenses, restrictions on wireless or Internet content, or the introduction of new technology platforms, products and services;

•	any changes in wireless value-added, telecommunications and related technology and applications based on such technology;

•	any changes in political, economic, legal and social conditions in China, including the PRC government’s specific policies with respect to foreign investment and entry by foreign companies into the wireless value-added services and telecommunications markets, economic growth, inflation, foreign exchange and the availability of credit; and

•	changes in population growth and GDP growth and the impact of those changes on the demand for our services.

We do not intend to update or otherwise revise the forward-looking statements in this annual report, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this annual report might not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information.

-iii-

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Selected Financial Data

     The following selected historical consolidated financial data should be read in conjunction with our audited historical consolidated financial statements, the notes thereto and “Item 5—Operating and Financial Review and Prospects”. The selected historical consolidated statement of operations data for the period from May 6, 2002 to December 31, 2002 and for the years ended December 31, 2003 and 2004, and the selected historical consolidated balance sheet data as of December 31, 2003 and 2004 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report. The selected historical consolidated balance sheet data as of December 31, 2002 set forth below are derived from our audited historical consolidated financial statements that are not included in this annual report.

     Our audited historical consolidated financial statements have been prepared and presented in accordance with U.S. GAAP.

	For the period from
	May 6, 2002 to	For the year ended December 31,
Consolidated statements of operations data	December 31, 2002	2003	2004
	(in thousands of U.S. dollars, except for share and per share data)
Gross revenues	$200.3	$7,806.7	$47,969.2
Cost of revenues	(84.3)	(2,284.0)	(15,704.8)

Gross profit	116.0	5,522.7	32,264.4

Operating expenses:
Product development	164.2	1,369.5	4,357.6
Sales and marketing	128.9	841.4	3,228.3
General and administrative	317.3	882.7	4,407.2
Amortization of deferred stock compensation	—	22.0	482.8

Total operating expenses	610.4	3,115.6	12,475.9

(Loss) income from operations	(494.4)	2,407.1	19,788.5
Other expenses, net	—	—	(21.1)
Interest income, net	0.5	1.0	601.9

Net (loss) income before income taxes	(493.9)	2,408.1	20,369.3
Income tax expense	—	—	—

Net (loss) income	$(493.9)	$2,408.1	$20,369.3

Net (loss) income per share:
Basic	$0.00	$0.01	$0.02

Diluted	$0.00 (1)	$0.00	$0.02	(2)

Shares used in calculating net (loss) income per share:
Basic	415,547,794	469,000,000	903,010,929

Diluted	415,547,794 (1)	1,094,824,434	1,250,640,982	(2)

(1)	Anti-dilutive preferred shares and options were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2002, basic loss per share did not differ from diluted loss per share.

(2)	As of December 31, 2004, we had 33,260,000 ordinary share equivalents outstanding that could have potential diluted income per share in the future, but that were excluded in the computation of diluted income per share in the period, as their exercise prices were above the average market values in such period.

	As of December 31,
Consolidated balance sheet data	2002	2003	2004
	(in thousands of U.S. dollars)
Cash and cash equivalents	$2,646.2	3,742.6	$90,714.1
Accounts receivable	132.3	1,703.9	10,198.8
Property and equipment, net	251.0	848.5	2,484.2
Total assets	3,101.3	6,567.5	104,372.7
Total current liabilities	75.0	1,047.3	4,443.6
Series B redeemable convertible preferred shares	2,970.0	2,970.0	—
Total shareholders’ equity	56.3	2,550.1	99,808.3
Total liabilities and shareholders’ equity	3,101.3	6,567.5	104,372.7

	For the period from
	May 6, 2002 to	For the year ended December 31,
Other consolidated financial data	December 31, 2002	2003	2004
	(in thousands of U.S. dollars)
Net cash (used in) provided by:
Operating activities	$(579.7)	$1,959.7	$15,844.7
Investing activities	(292.4)	(864.0)	(2,430.2)
Financing activities	3,520.3	—	73,555.5

	For the period from
	May 6, 2002 to	For the year ended December 31,
Unaudited operating data	December 31, 2002	2003	2004
	(in thousands)
2.5G(1)
Subscriptions(2)	351.6	9,021.3	46,363.5
Downloads(3)	—	2,722.1	17,881.9
2G(4)
Subscriptions(2)	50.0	1,925.4	9,305.9
Downloads(3)	800.0	6,127.4	7,418.3
Total
Subscriptions(2)	401.6	10,946.7	55,669.4
Downloads(3)	800.0	8,849.5	25,300.2

(1)	Includes WAP, MMS and JavaTM. We began to provide WAP, MMS and JavaTM services on a paid basis in September 2002, April 2003 and November 2003, respectively.

(2)	Total number of paid monthly subscriptions in the relevant period.

(3)	Total number of paid downloads in the relevant period, excluding downloads made pursuant to subscriptions.

(4)	Includes SMS, IVR and CRBT. We began to provide SMS, IVR and CRBT services on a paid basis in July 2002, December 2003 and October 2003, respectively.

Exchange Rate Information

     We present our historical consolidated financial statements in U.S. dollars. In addition, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi include a U.S. dollar equivalent solely for the convenience of the reader. Except as otherwise specified, this pricing information and these contractual amounts are translated at RMB8.2768 = US$1.00, the prevailing rate on December 31, 2004. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 2 to our financial statements.

     The People’s Bank of China sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. The People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

     The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB8.2765 = US$1.00 on June 27, 2005. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each of the periods shown:

	Noon Buying Rate
	RMB per $1.00
Period	High	Low
December 2004	8.2767	8.2765
January 2005	8.2765	8.2765
February 2005	8.2765	8.2765
March 2005	8.2765	8.2765
April 2005	8.2765	8.2765
May 2005	8.2765	8.2765
June 2005 (through June 27)	8.2765	8.2765

     The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2000, 2001, 2002, 2003 and 2004, calculated by averaging the noon buying rates on the last day of each month of the periods shown:

Average Noon Buying Rate
Period	RMB per $1.00
2000	8.2784
2001	8.2772
2002	8.2772
2003	8.2771
2004	8.2768

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider carefully all of the information in this annual report, including the risks and uncertainties described below. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In such an event, the trading price of our ADSs could decline and you might lose all or part of your investment.

Risks Relating to Our Business

We depend on China Mobile for substantially all of our revenue, and any loss or deterioration of our relationship with China Mobile may result in severe disruptions to our business operations and the loss of substantially all of our revenues.

     We derive substantially all of our revenues from the provision of wireless value-added services. We rely on the networks and gateways of China Mobile Communications Corporation, or China Mobile, which has the largest mobile subscriber base in the world, to deliver our services. For each of the two years ended December 31, 2003 and 2004, we derived substantially all of our revenues from our cooperation arrangements with China Mobile.

     Through Beijing AirInbox Information Technologies Co., Ltd., or Beijing AirInbox, and Beijing Wireless Interactive Network Technologies Co., Ltd., or Beijing WINT, we have entered into a series of cooperation agreements with China Mobile and a number of its provincial subsidiaries to provide wireless value-added services through China Mobile’s networks. Pursuant to our agreements with China Mobile and its provincial subsidiaries, these mobile operators bill and collect fees from mobile phone users for the wireless value-added services we provide.

     Our agreements with China Mobile or its subsidiaries are generally for terms of one year or less and approximately 40% of them do not have automatic renewal provisions. We usually renew these agreements or enter into new ones when the prior agreements expire, but on occasion the renewal or new contract can be delayed by periods of one month or more.

     If China Mobile ceases to continue to cooperate with us, it will be difficult to find replacement operators with the requisite licenses and permits and comparable infrastructure and customer base to offer our existing wireless value-added services business. In addition, our existing customer base consists almost entirely of subscribers to China Mobile’s mobile telephone services. It is unlikely that such customers would continue to use our services if they are not available through China Mobile.

     Due to our reliance on China Mobile for our wireless value-added services, any loss or deterioration of our relationship with China Mobile may result in severe disruptions to our business operations, the loss of substantially all of our revenue and a material adverse effect on our financial condition and results of operations.

The termination or alteration of our cooperation agreements with China Mobile and its subsidiaries would materially and adversely impact our business operations and financial conditions.

     Our negotiating leverage with China Mobile is limited given its leading market position. Our revenue and profitability could be materially adversely affected if China Mobile decides to change its transmission fees or its service fees. In addition, China Mobile or its subsidiaries could impose monetary penalties upon us or even terminate cooperation with us under the cooperation agreements with us, for a variety of reasons, such as the following:

•	if we fail to achieve the performance standards established by the applicable operator from time to time,

•	if we breach certain provisions under the agreements, which include, in many cases, the obligations not to deliver content that violates the operator’s policies and applicable law, or

•	if the operator receives a high level of customer complaints about our services.

     Due to our dependence on our relationship with China Mobile and its subsidiaries, any termination or material alteration of our cooperation agreements with China Mobile and its subsidiaries would materially and adversely impact our business operations and financial conditions.

     In August 2004, China Mobile notified us that it had imposed sanctions on 22 wireless value-added service providers, including us. In our case, the notice stated that China Mobile found that one of our interactive voice response, or IVR, services in early June 2004 contained inappropriate content. For this infraction, China Mobile stated that it would suspend until the end of 2004 approval of our new applications for new products and services on all platforms and also suspended joint promotions with us. In addition, China Mobile suspended for one year, until June 30, 2005, the approval of our applications, if any, to operate on new platforms. We cannot guarantee that China Mobile or its subsidiaries will not impose penalities upon us in future, and such penalities could have a material impact on our results of operations.

We face risks related to the pending class action lawsuits filed against us and certain of our directors, officers and shareholders. These lawsuits could have a material adverse impact on us.

     We and certain of our directors, officers and shareholders were named as defendants in six securities class action lawsuits filed in federal district court in New York City. These lawsuits were brought on behalf of shareholders who acquired our ADSs in our initial public offering in 2004 and allege violations of the Securities Act of 1933. The lawsuits could have a material adverse impact on our financial condition and results of operations. However, the lawsuits are at an early stage and we not able to assess the potential liability, if any, that we may have.

Significant changes in policies or guidelines of China Mobile with respect to services provided by us may result in lower revenue or additional costs for us and materially adversely affect our financial condition or results of operations.

     China Mobile may from time to time issue policies or guidelines, requesting or stating its preference for certain actions to be taken by all wireless value-added service providers using its networks. Due to our reliance on China Mobile, a significant change in its policies or guidelines may result in lower revenues or additional operating costs for us. Such a change in policies or guidelines may result in lower revenues or additional operating costs for us, and we cannot assure you that our financial condition and results of operation will not be materially adversely affected by policy or guideline changes by China Mobile in the future.

     For example, beginning in the second half of 2004, China Mobile and its provincial subsidiaries have been gradually implementing a series of policies designed to improve customer service and satisfaction. These policies include:

•	not recognizing revenue to us and other SPs for multimedia messaging services, or MMS, messages that cannot be delivered because of network or handset problems,

•	canceling subscriptions of users who have not accessed their wireless value-added service subscriptions for a certain period of time,

•	requiring more complicated procedures for users to confirm new subscriptions to certain wireless value-added services, and

•	removing from subscriber lists those users who fail to pay China Mobile or the provincial subsidiaries, or who cannot be billed because they use pre-paid telecommunications service cards.

     As a result of these new policies, our 2G revenues, which accounted for approximately 16% of our total revenues for the year ended December 31, 2004, decreased 6% during the fourth quarter of 2004 as compared to the third quarter of 2004, and our MMS revenues, which accounted for 36% of our total revenues for the year ended December 31, 2004, declined approximately 54% in the first quarter of 2005 as compared to the fourth quarter of 2004. We cannot assure you that these new policies will not further adversely impact our financial performance in the future.

Our dependence on the substance and timing of the billing systems of China Mobile and its subsidiaries may require us to estimate portions of our reported revenues and cost of revenues for wireless value-added services. As a result, subsequent adjustments may have to be made to our wireless value-added services revenue in our financial statements.

     As we do not bill our wireless value-added services users directly, we depend on the billing systems and records of the mobile operators, including China Mobile and its subsidiaries, to record the volume of our wireless value-added services provided, charge our users, collect payments and remit to us our portion of the fees. We generally do not have the ability to independently verify or challenge the accuracy of the billing systems of the mobile operators.

     We record revenues based on monthly statements from the mobile operators confirming the value of our services that they billed to users in the month. Before the second half of 2004, mobile operators usually sent such statements within 30 days after the end of each month. Beginning in the second half of 2004, China Mobile has introduced several new policies that have had the effect of lengthening the billing cycle. These new policies include the following:

•	revenue collection for certain wireless value-added services has been decentralized from the parent to the provincial subsidiaries through which we provide services, and

•	the subsidiaries have begun implementing the Mobile Information Service Center, or MISC, a mobile data management platform that records, processes and analyzes information relating to the provision of certain wireless value-added services, including usage, transmission and billing information.

     Since implementation of the new policies, mobile operators usually send us statements within 45 days after the end of each month, and, usually within 45 days after sending us the statements, the mobile operators pay us for the services, net of their service and transmission fees. On occasion such statements for particular operators may be delayed by up to 90 days or more. We cannot assure you that the length of the billing cycle will not increase further in future.

     A small portion of our reported revenues and related cost of revenues may involve estimations due to late billing statements from operators. Our estimations are based on:

•	service and billing information in our internal data management system,

•	our past experience, and

•	our verbal communications with the mobile operators.

     We internally tabulate the value of a wireless value-added service provided based in part on delivery confirmations sent to us by the networks of the mobile operators with respect to each delivery of our services to a user within 72 hours of delivery. We record these confirmations in our internal data management system. There has historically been a discrepancy between the value that we estimate and the value that we are entitled to receive based on the monthly statements provided by the mobile operators. This discrepancy varies across different technology platforms and arises for various reasons, including late notification of delinquent customers, our customer database being out of synchronization with those of mobile operators, duplicate billing and delivery failure. As the internal tabulation may not be entirely consistent with the actual revenues confirmed by the monthly statements that we eventually receive, we would multiply our internal tabulation of expected revenue from mobile operators from whom we have not received monthly statements by a realization factor applicable to the relevant mobile operator and service and determined according to the average discrepancy over the previous 12 months between our internal tabulations of expected revenues and the actual revenues based on the monthly statements. In addition, our employees verbally communicate with the mobile operators’ billing personnel regarding the estimated revenue for the period in question. We may or may not get additional comfort from such verbal communications.

     In future periods, we may continue to release our unaudited quarterly financial statements to the market. Due to our past experience with the timing of receipt of the monthly statements from the operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues for which we will not have received monthly statements. In such an instance, our internal estimates would be based on our own internal estimation of expected revenues from services provided and the related cost of revenues, as discussed above. As a result of reliance on our internal estimates, we may overstate or understate our revenues and cost of revenues for the relevant reporting period. Any difference between our estimated and actual revenues and cost of revenues may result in subsequent adjustments to our revenues and cost of revenues reported in our financial statements.

     As China Mobile’s provincial subsidiaries increasingly implement MISC, we are adapting our own internal data management systems in order to align them with MISC and reduce the discrepancy between our revenue estimates and the revenue calculated by the mobile operators. We cannot assure you that these efforts will be successful. We also cannot assure you that any negotiations between us and China Mobile to reconcile billing discrepancies would be resolved in our favor or that our results of operations would not be adversely affected as a result. See “Item 5— Operating and Financial Review and Prospects— Critical Accounting Policies— Revenue Recognition”.

We have a limited operating history, which may make it difficult for you to evaluate our business.

     We were incorporated in May 2002. As our operating history is limited, the revenue and income potential of our business and markets are unproven. In addition, we face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. Some of these risks and uncertainties relate to our ability to:

•	maintain our current, and develop new, cooperation arrangements upon which our business depends;

•	increase the number of our users by expanding the type, scope and technical sophistication of the content and services we offer;

•	respond effectively to competitive pressures;

•	increase awareness of our brand and continue to build user loyalty; and

•	attract and retain qualified management and employees.

     We cannot predict whether we will meet internal or external expectations of our future performance. If we are not successful in addressing these risks and uncertainties, our business, financial condition and results of operations may be materially adversely affected.

We have only recently attained profitability, and our historical financial information may not be representative of our future results of operations.

     We have only attained profitability since the first quarter of 2003. We have experienced growth in our business in recent periods in part due to the growth in China’s wireless value-added services industry, which may not be representative of future growth or sustainable. We cannot assure you that our historical financial information is indicative of our future operating or financial performance, or that our profitability will be sustained.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

     Our future success depends heavily upon the continued service of our key executives. In particular, we rely on the expertise and experience of Yunfan Zhou and Nick Yang, our founders and senior officers, in our business operations, and on their personal relationships with our other significant shareholders, employees, the regulatory authorities, our clients, our suppliers, the mobile operators and our operating companies, Beijing AirInbox, Beijing Boya Wuji Technologies Co., Ltd., or Beijing Boya Wuji, and Beijing WINT. If Yunfan Zhou or Nick Yang, or both of them, become unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company in contravention of their employment agreements, we may not be able to replace them easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected. We do not currently maintain key-man life insurance for any of our key personnel.

If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the value-added telecommunications industry, we could be subject to severe penalties.

     In December 2001, in order to comply with China’s commitments with respect to its entry into the World Trade Organization, or WTO, the State Council promulgated the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate ownership interest of a foreign investor in a foreign-funded telecommunications enterprise that provides value-added telecommunications services, including Internet content services, shall not exceed 50%.

     We and our subsidiary, KongZhong Information Technologies (Beijing) Co., Ltd., or KongZhong Beijing, are considered foreign persons or foreign-invested enterprises under PRC laws. As a result, we operate our wireless value-added services in China through Beijing AirInbox, Beijing Boya Wuji and Beijing WINT (since February 2005), each of which is owned by PRC citizens or entities. We do not have any equity interest in these operating companies and instead enjoy the economic benefit of them through contractual arrangements, including agreements on provision of loans, provision of services, license of intellectual property, and certain corporate governance and shareholder rights matters. These operating companies conduct substantially all of our operations and generate substantially all of our revenues. They also hold the licenses and approvals that are essential to our business.

     There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, including but not limited to the laws and regulations governing the validity and enforcement of our contractual arrangements. Accordingly, we cannot assure you that PRC regulatory authorities will not determine that our contractual arrangements with Beijing AirInbox, Beijing Boya Wuji and Beijing WINT violate PRC laws or regulations.

     If we or our operating companies are found to violate any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including, without limitation, the following:

•	levying fines;

•	confiscating our or our operating companies’ income;

•	revoking our or our operating companies’ business license;

•	shutting down the servers or blocking our or our operating companies’ web sites;

•	restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China;

•	requiring us to restructure our ownership structure or operations; and/or

•	requiring us or our operating companies to discontinue our wireless value-added services business.

     Any of these or similar actions could cause significant disruptions to our business operations or render us unable to conduct our business operations and may materially adversely affect our business, financial condition and results of operations.

Our contractual arrangements with Beijing AirInbox, Beijing Boya Wuji and Beijing WINT may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.

     PRC laws and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include wireless value-added services and Internet content services. As a result, we conduct substantially all of our operations and generate substantially all of our revenues through Beijing AirInbox, Beijing Boya Wuji and Beijing WINT pursuant to a series of contractual arrangements with them and their respective shareholders. These agreements may not be as effective in providing control over our operations as direct ownership of these businesses. In particular, our operating companies could fail to perform or make payments as required under the contractual agreements, and we will have to rely on the PRC legal system to enforce these agreements, which we cannot be sure would be effective.

Rapid growth and a rapidly changing operating environment may strain our limited resources.

     We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our user base increases, we will need to increase our investment in our technology infrastructure, facilities and other areas of operations. In particular, our product development, customer service and sales and marketing are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support could deteriorate and our business may suffer. For example, any deterioration in performance could prompt China Mobile to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:

•	develop and quickly introduce new services, adapt our existing services and maintain and improve the quality of all of our services, particularly as new mobile technologies such as the third generation, or 3G, are introduced;

•	effectively maintain our relationships with China Mobile;

•	expand the percentage of our revenues which are recurring and are derived from monthly subscription-based services;

•	enter into and maintain relationships with desirable content providers;

•	continue training, motivating and retaining our existing employees and attract and integrate new employees, including into our senior management;

•	develop and improve our operational, financial, accounting and other internal systems and controls; and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

We may face increasing competition, which could reduce our market share and materially adversely affect our financial condition and results of operations.

     The PRC wireless value-added services market has seen increasingly intense competition. The Ministry of Information Industry, or MII, reported on its website that more than 500 service providers held nationwide licenses in 2004 to supply content and services on China Mobile’s MonternetTM network. We compete with these companies primarily on the basis of brand, type and timing of service offerings, content, customer service, business partners and channel relationships. We also compete for experienced and talented employees. While we believe that we have certain advantages over our competitors, some of them may have more human and financial resources and a longer operating history than us. For example, Internet portals providing wireless value-added services may have an advantage over us with their more established brand names, user base and Internet distribution channels. Furthermore, our competitors may be able to offer a broader range of products and services than we are presently able to offer.

     We are facing increasing competition as additional service providers develop new technology and cooperation relationships with key business partners. According to Analysys International, a Beijing-based information technology and telecommunications market research firm, our primary competitors in the advanced second generation, or 2.5G, wireless value-added services market in China include Internet portals as well as wireless value-added service providers focused on 2.5G services. Our competitors that hold significant market share in WAP are TOM Online Inc., Shenzhen Xuntian Telecommunication Technology Ltd., Beijing Enterprise Mobile Technology Co., Ltd. and Beijing G. Feel Technology Co., Ltd., and our competitors that hold significant market share in MMS are Sina Corporation, TOM Online Inc., Linktone Limited and Tencent Technology Limited.

     Competition is particularly intense in China’s second generation, or 2G, based wireless value-added services market as the barriers to entry are relatively low compared to the 2.5G market, resulting in a much higher number of wireless value-added service providers. Our primary competitors in this market include Internet portals. Our competitors that hold significant market share in this market are Sina Corporation, Tencent Technology Limited, TOM Online Inc., Linktone Ltd. and Sohu.com Inc.

We may need additional capital and may not be able to obtain such capital on acceptable terms.

     Capital requirements are difficult to plan in our rapidly changing industry. We currently expect that we will need capital to fund our future acquisitions, service development, technological infrastructure and sales and marketing activities.

     Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perceptions of, and demand for, securities of telecommunications value-added services companies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in value-added telecommunications companies;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

     Any failure by us to raise additional funds on terms favorable to us, or at all, may have a material adverse effect on our business, financial condition and results of operations. For example, we may not be able to carry out parts of our growth strategy to acquire assets, technologies and businesses that are complementary to our existing business or necessary to maintain our growth and competitiveness.

The dividends and other distributions on equity we may receive from our subsidiary are subject to restrictions under PRC law or agreements that it may enter into with third parties.

     We are a holding company. Our wholly-owned subsidiary, KongZhong Beijing, has entered into contractual arrangements with Beijing AirInbox, Beijing Boya Wuji and Beijing WINT, through which we conduct our wireless value-added activities and receive substantially all of our revenues in the form of service fees. We rely on dividends and other distributions on equity paid by our subsidiary and service fees from Beijing AirInbox, Beijing Boya Wuji and Beijing WINT for our cash requirements in excess of any cash raised from investors and retained by us. If our subsidiary incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, PRC law requires that payment of dividends by our subsidiary can only be made out of its net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiary is also required to set aside no less than 10% of its after-tax net income each year to fund certain reserve funds unless such reserve funds have reached 50% of the registered capital of our subsidiary, and these reserves are not distributable as dividends. See note 12 to our historical consolidated financial statements included in this annual report. Any limitation on the payment of dividends by our subsidiary could have a material adverse effect our ability to grow, fund investments, make acquisitions, pay dividends, and otherwise fund and conduct our business.

We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.

     We believe the copyrights, service marks, trademarks, trade secrets and other intellectual property we use are important to our business, and any unauthorized use of such intellectual property by third parties may adversely affect our business and reputation. We rely on the intellectual property laws and contractual arrangements with our employees, clients, business partners and others to protect such intellectual property rights. Third parties may be able to obtain and use such intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in the Internet and wireless value-added related industries in China is uncertain and still evolving, and these laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions, such as the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

     Due to the manner in which we obtain, collect, produce and aggregate content and applications for our wireless value-added services, and because our services may be used for the distribution of information, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations. In addition, third parties could assert claims against us for losses in reliance on information distributed by us. For example, if we are found to have infringed any intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. We may also incur significant costs in investigating and defending the claims even if they do not result in liability. We have not purchased liability insurance for these types of claims.

We are not able to register the Chinese name of our service mark “KongZhong Network” in China, and we may not be able to effectively prevent its unauthorized use by third parties.

     We are unable to register the Chinese name of “KongZhong Network” as our service mark because it is deemed a generic term under existing PRC trademark laws and regulations, which prohibit registration of generic terms as trademarks or service marks. As a result, we may not be able to effectively prevent the unauthorized use of the Chinese name of our service mark, “KongZhong Network”, and our brand name and reputation may be adversely affected by such unauthorized use.

Future acquisitions may have an adverse effect on our ability to manage our business.

     Selective acquisitions form part of our strategy to further expand our business. In February 2005, we completed an agreement with Beijing WINT, its shareholders and our designees pursuant to which our designees acquired the total equity interest of Beijing WINT, a WAP services provider. In May 2005, our operating companies, Beijing AirInbox and Beijing WINT, acquired the total equity interest of Tianjin Mammoth Technology Co., Ltd., or Mammoth, a China-based mobile game developer. If we are presented with appropriate opportunities, we may acquire additional businesses, technologies, services or products that are complementary to our core wireless value-added services business. Future acquisitions and the subsequent integration of new companies into ours would require significant attention from our management, in particular to ensure that the acquisition does not disrupt our relationships with the mobile operators or affect our users’ opinion of our services and customer support, and to ensure that the acquisition is effectively integrated with our existing operations and wireless value-added services. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new operations, services and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, relationships with employees and content providers as a result of integration of new businesses. Any acquisitions also could result in potentially dilutive issuances of equity securities or impairment related to goodwill or other intangible assets. Given the sophisticated technologies used in the wireless value-added services industry, the successful, cost-effective integration of other businesses’ technology platforms and services into our own would also be a critical and highly complex aspect of any acquisition.

We have limited business insurance coverage.

     The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products, and do not, to our knowledge, offer business liability insurance. As a result, we do not have any business liability insurance coverage for our operations. Moreover, while business disruption insurance is available, we have determined that the risks of disruption and cost of the insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Risks Relating to Our Industry

Our ability to generate revenues could suffer if the PRC market for advanced wireless value-added services does not develop as anticipated.

     The wireless value-added services market in China has evolved rapidly in recent years, with the introduction of new and advanced services, development of consumer preferences, market entry by new competitors and adaptation of strategies by existing competitors. Accordingly, it is extremely difficult to accurately predict consumer acceptance and demand for various existing and potential new offerings and services, and the future size, as well as composition and growth, of this market. Furthermore, given the limited history and rapidly evolving nature of our market, we cannot predict the price that wireless users will be willing to pay for our services or whether users will have concerns about security, reliability, cost and quality of service associated with advanced wireless value-added services. If acceptance of our advanced wireless value-added services is different than anticipated, our ability to maintain or increase our revenue and net income could be materially and adversely affected.

The laws and regulations governing the wireless value-added telecommunications and Internet industry in China are developing and subject to future changes. Substantial uncertainties exist as to the interpretation and implementation of those laws and regulations.

     Although wireless value-added services are subject to general regulation regarding telecommunication services, we believe that currently there are no PRC laws at the national level specifically governing wireless value-added services, such as our services related to short messaging services, or SMS, MMS, wireless application protocol, or WAP, JavaTM, IVR and color ring back tones, or CRBT.

     Beijing AirInbox operates Internet web sites in China, which constitute one of the channels through which our services are offered. In recent years, the PRC government has begun to promulgate laws and regulations applicable to Internet-related services and activities, many of which are relatively new and untested and subject to future changes. In addition, various regulatory authorities of the central PRC government, such as the State Council, MII, the State Administration of Industry and Commerce, or SAIC, and the Ministry of Public Security, are empowered to issue and implement rules to regulate certain aspects of Internet-related services and activities. Furthermore, some local governments have also promulgated local rules applicable to Internet companies operating within their respective jurisdictions. As the Internet industry itself is at an early stage of development in China, there will likely be new laws and regulations promulgated in the future to address issues that may arise from time to time. As a result, uncertainties exist regarding the interpretation and implementation of current and future PRC Internet laws and regulations.

     Each of Beijing AirInbox, Beijing Boya Wuji and Beijing WINT has obtained a telecommunications and information services operating license for their Internet content businesses from the Beijing Telecommunications Administration Bureau. In addition, each of Beijing AirInbox and Beijing WINT has obtained a nationwide value-added telecommunications license from the MII in order to provide services in multiple provinces, autonomous regions and municipalities. If Beijing AirInbox, Beijing Boya Wuji or Beijing WINT fails to obtain or maintain any required licenses or permits, it may be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of its operations. Any of these measures could materially disrupt our operations and materially and adversely affect our financial condition and results of operations.

The PRC government or the telecommunications operators may prevent us from distributing, and we may be subject to liability for, content that any of them believes is inappropriate.

     China has promulgated regulations governing telecommunications service providers, Internet access and the distribution of news and other information. In the past, the PRC government has stopped the distribution of information over the Internet that it believes violates Chinese law, including content that is obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory.

     The telecommunications operators also have their own policies that restrict the distribution by wireless value-added service providers of content they deem inappropriate. For instance, they have punished certain providers for distributing content deemed by them to be obscene. Such punishments have included censoring of content, delays in payments of fees by the mobile operators to the offending service provider, forfeiture of fees owed by the mobile operators to the offending service provider and suspension of the service on the mobile operators’ networks. Accordingly, even if we comply with PRC governmental regulations relating to licensing and foreign investment restrictions, if the PRC government or the mobile operators were to take any action to limit or prohibit the distribution of information we provide or to limit or regulate any current or future content or services available to our users, our revenues could be reduced and our reputation harmed. In August 2004, China Mobile notified us that one of our IVR services in early June 2004 had contained inappropriate content. For this infraction, China Mobile stated that it would suspend until the end of 2004 approval of new applications from us for new products and services on all platforms and also suspended joint promotions with us. In addition, China Mobile suspended for one year, until June 30, 2005, the approval of our applications, if any, to operate on new platforms.

Unexpected network interruptions, security breaches or computer virus attacks could have a material adverse effect on our business, financial condition and results of operations.

     Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. Major risks involved in such network infrastructure include, among others, any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.

     Our network systems are vulnerable to damage from fire, flood, power loss, telecommunications failures, computer viruses, hackings and similar events. Any network interruption or inadequacy that causes interruptions in the availability of our services or deterioration in the quality of access to our services could reduce our user satisfaction and competitiveness. In addition, any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance.

The growth of our business may be adversely affected due to public concerns over the security and privacy of confidential user information.

     The growth of our business may be inhibited if the public concern over the security and privacy of confidential user information transmitted over the Internet and wireless networks is not adequately addressed. Our services may decline and our business may be adversely affected if significant breaches of network security or user privacy occur.

Risks Relating to the People’s Republic of China

Substantially all of our assets are located in China and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.

     The PRC’s economic, political and social conditions, as well as government policies, could affect our business. The PRC economy differs from the economies of most developed countries in many respects.

     According to Global Insight, since 1978, China has been one of the world’s fastest-growing economies in terms of gross domestic product, or GDP, growth. We cannot assure you, however, that such growth will be sustained in the future. Moreover, any further slowdown in the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in China.

     The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

     The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the use of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot assure you that China’s economic, political or legal systems will not develop in a way that is detrimental to our business, results of operations and prospects.

Government control of currency conversion may adversely affect our financial condition and results of operations.

     We receive substantially all of our revenues in Renminbi, which currently is not a freely convertible currency. A portion of these revenues must be converted into other currencies to meet our foreign currency obligations including, among others, payment of dividends declared, if any, in respect of our ordinary shares.

     Under China’s existing foreign exchange regulations, our subsidiary, KongZhong Beijing, is able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

     Foreign exchange transactions under the capital accounts of our subsidiary, KongZhong Beijing, and of our operating companies, Beijing AirInbox, Beijing Boya Wuji and Beijing WINT, continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the State Administration of Foreign Exchange, or SAFE. In particular, if KongZhong Beijing borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance KongZhong Beijing by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. In addition, if we finance Beijing AirInbox, Beijing Boya Wuji or Beijing WINT by loans, we must obtain approval from SAFE. These limitations could affect the ability of KongZhong Beijing, Beijing AirInbox, Beijing Boya Wuji and Beijing WINT to obtain foreign exchange through debt or equity financing.

The PRC government has recently tightened regulation of investments made by PRC companies and residents in offshore companies and reinvestments in China made by these offshore companies. These new measures may have a significant impact on our business and operations and our business and operations will be subject to more restrictive governmental supervision.

     SAFE recently promulgated regulations that require registration with, and approval from, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents. In the event that an overseas entity in which a PRC resident has previously made investments makes any acquisition within China (or forms any entity for the purpose of making acquisitions within China), the SAFE regulations retroactively require registration of the overseas investments previously made by such PRC resident. PRC residents must report to SAFE information about offshore companies in which they have directly or indirectly invested and make follow-up filings in connection with certain material transactions involving such offshore companies, such as mergers, acquisitions, capital increases and decreases, external equity investments or equity transfers. Failure by a PRC resident shareholder to make the required SAFE registration may lead to the PRC subsidiaries of an offshore parent company being prohibited from making distributions of profit to the offshore parent or from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above may result in our PRC resident investors being fined or, in the case of severe violations, our company facing criminal prosecution.

     As the SAFE regulations only provide for general guidelines and implementing rules have not yet been promulgated, many uncertainties remain regarding the interpretation and implementation of the regulations. Despite our efforts to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related PRC regulations. In particular, we cannot assure you that we will be able to cause all PRC companies or residents with a direct or indirect stake in our company to comply with all SAFE regulations. Our inability to secure required approvals or registrations may subject us to legal sanctions, cause us to be unable to make dividend payments to our shareholders, restrict our overseas or cross-border investment activities or affect our ownership structure.

Fluctuation of the Renminbi could adversely affect the value of and dividends payable on our ADSs.

     The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable. Recently, however, the government of the PRC has been under international pressure to revalue the Renminbi in order to encourage Chinese imports of foreign products. Because we receive substantially all of our revenues in Renminbi, any fluctuation in the exchange rate between U.S. dollars and Renminbi will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

     The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in China over the past 20 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us, and foreign investors, including you. In addition, the PRC government may enact new laws or amend current laws that may be detrimental to our current contractual arrangements with Beijing AirInbox, Beijing Boya Wuji and Beijing WINT, which may in turn have a material adverse effect on our business operations.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

     We are a company incorporated under the laws of the Cayman Islands, and our subsidiary and substantially all of our assets are located outside the United States. In addition, some of our directors and officers and their assets are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon our directors or officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

     Our PRC legal counsel, Llinks Law Office, has advised us that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries. As a result, recognition and enforcement in China of judgments of a court obtained in those jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

     We have been advised by Maples and Calder, our Cayman Islands legal advisers, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon certain of the civil liability provisions of the securities laws of the United States or any State thereof and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon certain of the civil liability provisions of the securities laws of the United States or any State thereof, if and to the extent that such provisions are penal in nature. However, in the case of laws that are not penal in nature, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will generally recognize and enforce a judgment of a foreign court of competent jurisdiction without retrial on the merits. A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Any future outbreak of Severe Acute Respiratory Syndrome or any other epidemic in China may have a material adverse effect on our business operations, financial condition and results of operations.

     From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that SARS had been contained. However, after this declaration, a few cases of SARS were reported in Asia. In addition, during 2004 and the first half of 2005 a number of cases were reported in China of poultry and migratory birds becoming infected with a strain of avian influenza, or bird flu, that has caused human illness and death in Hong Kong and Southeast Asia, although not in mainland China. Any outbreak of any of these diseases in the future may disrupt our business operations and have a material adverse effect on our financial condition and results of operations. In addition, health or other government regulations may require temporary closure of our offices, or the offices of our advertisers, content providers or partners, which may severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of SARS or any other epidemic.

Item 4. Information on the Company

History and Development of the Company

     We were incorporated on May 6, 2002 under the laws of the Cayman Islands as Communication Over The Air Inc., an exempted limited liability company. In March 2004, we changed our name to KongZhong Corporation. We are headquartered in Beijing, China, and provide wireless value-added services throughout China.

     We conduct our business in China solely through our wholly-owned subsidiary, KongZhong Beijing. In order to meet domestic ownership requirements under PRC law, which restrict us and KongZhong Beijing, as a foreign or a foreign-invested company, respectively, from operating in certain value-added telecommunications and Internet services, we operate our wireless value-added services through Beijing AirInbox, Beijing Boya Wuji and Beijing WINT, all of which are based in China and are wholly owned by PRC citizens. We do not have any equity interests in Beijing AirInbox, Beijing Boya Wuji or Beijing WINT, but instead enjoy the economic benefits of these companies through a series of contractual arrangements as described below.

     Our principal executive office is located at 35th Floor, Tengda Plaza, No. 168, Xizhimenwai Street, Beijing, China, 100044. Our telephone number is (8610) 8857-6000. Our primary website address is www.KongZhong.com. Information contained on our website does not constitute a part of this annual report. Our agent for service of process is CT Corporation System located at 111 Eighth Avenue, New York, New York, 10011.

     In July 2004, we completed the initial public offering of our American Depositary Shares, representing our ordinary shares, and listed the ADSs on The Nasdaq Stock Market, Inc., or Nasdaq.

Our Investments and Acquisitions

     In December 2004, we signed an agreement with eFriendsNet Entertainment Corp., or EFN, a leading social networking company in China, to purchase 10% of the total equity interest in EFN for $0.5 million. We completed the investment in March 2005. EFN allows its users to stay in touch with friends and meet new acquaintances that share their interests via EFN’s Internet portal, www.yeeyoo.com. Services provided include a dating service, event management, personalized homepages and blogging. EFN also has extended its social network to wireless platforms, allowing users to maintain contact through fee-paying WAP, IVR and SMS services.

     In February 2005, we entered into an investment agreement with Beijing WINT, its original shareholders and our designees pursuant to which the original shareholders agreed to transfer 100% of the equity interest in Beijing WINT to our designees for RMB 13.84 million (approximately $1.68 million). As a result of a series of contractual arrangements with our designees, all of whom are our employees, we enjoy all of the economic interest in Beijing WINT. For a further description of these agreements, see “— Our Corporate Structure” below, as well as “Item 7— Related Party Transactions— Other Related Party Agreements”. Beijing WINT is focused on developing WAP products and services.

     On May 12, 2005, our operating companies, Beijing AirInbox and Beijing WINT, signed an agreement with the original shareholders of Mammoth to acquire 95% and 5%, respectively, of the equity interest in Mammoth for an aggregate consideration of RMB 6 million (approximately $725,000). The acquisition was concluded on May 24, 2005. Mammoth was founded in June 2002 and has become a well-known mobile game developer in China. It has developed more than 80 2D and 3D games on the JavaTM, Brew, Symbian, and smartphone platforms, including award-winning original titles such as “The Hero of Might”, “Heroine Anthem” and “Mam and Pirate.” Mammoth markets and sells its products in China and Europe. This acquisition strengthens our game development capacity and provides us with a stepping stone into the global mobile game market.

Our Corporate Structure

     The chart below sets forth our corporate and share ownership structure as of May 31, 2005.

[1]	Other investors include Global Lead Technology Limited, Draper Fisher Jurvetson ePlanet Ventures L.P., Draper Fisher Jurvetson ePlanet Partners Fund, LLC, Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG, Lucky Dragon Holdings Group Ltd., eGarden I, Calver Investments Limited, eGarden Ventures Hong Kong Limited, Yin Alice Chau and CENO Investment Limited.

[2]	We provided loans to each of the shareholders of Beijing AirInbox for their equity contributions into the registered capital of Beijing AirInbox.

[3]	We do not have any ownership interest in Beijing AirInbox, Beijing Boya Wuji, Beijing WINT or Mammoth. We and our subsidiary, KongZhong Beijing, have entered into a series of contractual arrangements with these companies and/or their respective shareholders.

     PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include wireless value-added services. See also “— Regulation”. To comply with PRC regulations, we conduct substantially all of our wireless value-added operations through our three operating companies.

     We conduct our business with China Mobile through Beijing AirInbox, which is 45% owned by Yang Cha, one of our employees, 42% by Songlin Yang, an uncle of our co-founder, Nick Yang, 10% by Yunfan Zhou, our co-founder and 3% by Zhen Huang, the wife of Nick Yang.

     We conduct certain portions of our business with China Telecommunications Corporation, or China Telecom, and China Network Communications Group Corporation, or China Netcom, through Beijing Boya Wuji. Beijing Boya Wuji was established in March 2004 with each of Yunfan Zhou and Zhen Huang holding 50% of its total equity interests. In January 2005, Beijing AirInbox acquired 40% of the total equity interests of Beijing Boya Wuji from Yunfan Zhou and 40% from Zhen Huang, with the result that Beijing AirInbox holds 80% of Beijing Boya Wuji and Yunfan Zhou and Zhen Huang each hold 10%.

     We conduct certain portions of our WAP business through Beijing WINT, which since February 2005 has been 40% owned by Yang Yang, 30% owned by Linguang Wu, and 30% owned by Guijun Wang, all of whom are our employees.

     We do not have any equity interests in Beijing AirInbox, Beijing Boya Wuji or Beijing WINT but instead enjoy the economic benefits of these companies through a series of contractual arrangements, which we and KongZhong Beijing have entered into with these companies and their respective shareholders as described below. For a further description of each of these agreements, see “Item 7— Related Party Transactions— Other Related Party Agreements”.

     As part of these contractual arrangements, we have entered into loan agreements with each of the shareholders of Beijing AirInbox, pursuant to which long-term loans were provided to each of these shareholders to be invested exclusively in Beijing AirInbox. Each shareholder has also agreed to repay these loans only in the form of a transfer of all of his or her interest in Beijing AirInbox to either KongZhong Beijing or our designees to the extent allowed by PRC law under certain circumstances. We currently do not plan to extend any additional loans to the shareholders of Beijing AirInbox or to extend any loans to the shareholders of Beijing Boya Wuji or Beijing WINT. See “Item 7— Related Party Transactions— Other Related Party Agreements”.

     Beijing AirInbox, Beijing Boya Wuji and Beijing WINT and their respective shareholders also have entered into exclusive share option agreements with KongZhong Beijing. Pursuant to these agreements, each of the shareholders of Beijing AirInbox, Beijing Boya Wuji and Beijing WINT has granted an exclusive option to KongZhong Beijing or our designees to purchase all or part of such shareholder’s equity interest in Beijing AirInbox, Beijing Boya Wuji or Beijing WINT, as the case may be, in accordance with PRC law, and has covenanted not to encumber such equity interest in any manner other than as permitted by KongZhong Beijing.

     Beijing AirInbox, Beijing Boya Wuji and Beijing WINT and their respective shareholders also have entered into equity pledge agreements with KongZhong Beijing. Pursuant to these agreements, each of the shareholders of Beijing AirInbox, Beijing Boya Wuji and Beijing WINT has pledged all of his or her interest in Beijing AirInbox, Beijing Boya Wuji or Beijing WINT, as the case may be, to KongZhong Beijing to guarantee the performance by Beijing AirInbox, Beijing Boya Wuji or Beijing WINT, as the case may be, under their respective exclusive technical and consulting agreements with KongZhong Beijing.

     KongZhong Beijing has entered into certain business operation agreements with Beijing AirInbox, Beijing Boya Wuji and Beijing WINT and their respective shareholders. Pursuant to these agreements, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and their respective shareholders agreed to appoint individuals designated by KongZhong Beijing to the management team of Beijing AirInbox, Beijing Boya Wuji and Beijing WINT, and to refrain from taking certain actions that may materially affect these companies’ operations. Each of the shareholders of Beijing AirInbox, Beijing Boya Wuji and Beijing WINT also has executed an irrevocable power of attorney in favor of individuals designated by KongZhong Beijing. Pursuant to the powers of attorney, those designated individuals have full power and authority to exercise all of such shareholders’ rights with respect to their equity interests in Beijing AirInbox, Beijing Boya Wuji or Beijing WINT.

     KongZhong Beijing has entered into an exclusive technical and consulting services agreement with each of Beijing AirInbox, Beijing Boya Wuji and Beijing WINT. Pursuant to these exclusive technical and consulting services agreements, KongZhong Beijing provides technical and consulting services to Beijing AirInbox, Beijing Boya Wuji and Beijing WINT in exchange for services fees. Each of the shareholders of Beijing AirInbox, Beijing Boya Wuji and Beijing WINT has entered into equity pledge agreements with KongZhong Beijing, pursuant to which these shareholders pledged their interest in Beijing AirInbox, Beijing Boya Wuji or Beijing WINT, respectively, for the performance of these companies’ payment obligations under the respective exclusive technical and consulting services agreements.

     KongZhong Beijing has entered into an exclusive trademark license agreement and domain name agreement with each of Beijing AirInbox and Beijing Boya Wuji. Pursuant to these agreements, KongZhong Beijing granted each of Beijing AirInbox and Beijing Boya Wuji a non-exclusive license to use its trademarks and domain names in exchange for a fee.

     In the opinion of our PRC legal counsel, Llinks Law Office, the ownership structures of KongZhong Beijing, Beijing AirInbox, Beijing Boya Wuji and Beijing WINT, our contractual arrangements with these companies and their respective shareholders and the businesses and operations of these companies as described in this annual report are in compliance with all existing PRC laws and regulations and are enforceable in accordance with their terms and conditions. In addition, our PRC legal counsel is of the opinion that, with respect to Beijing AirInbox, Beijing Boya Wuji and Beijing WINT, no consent, approval or license, other than those already obtained, is required under any of the existing PRC laws and regulations for the effectiveness and enforceability of the ownership structures, contractual arrangements, businesses and operations of these companies. Nevertheless, there are substantial uncertainties regarding the interpretation and implementation of current PRC laws and regulations. See “— Regulation” and “Item 3— Key Information — Risk Factors— Risks Relating to Our Business— PRC laws and regulations restrict foreign investment in China’s telecommunications services industry, and substantial uncertainties exist with respect to our contractual arrangements with Beijing AirInbox, Beijing Boya Wuji and Beijing WINT due to uncertainties regarding the interpretation and application of current or future PRC laws and regulations”, and “— Our contractual arrangements with Beijing AirInbox, Beijing Boya Wuji and Beijing WINT may not be as effective in providing operational control as direct ownership of these businesses”. As discussed in those risk factors, certain events may cause us to lose the benefits and control intended to be created by these arrangements.

Recent Developments

     On March 28, 2005, we announced the departure of our Chief Financial Officer Richard Wei, effective April 22, 2005. Our co-founder and president, Nick Yang, is serving as acting CFO and has assumed responsibility for the finance department’s day-to-day operation while the company searches for a replacement CFO.

     On May 16, 2005, JP Gan became our senior vice president of finance, reporting to Nick Yang.

     On June 21, 2005, our board of directors accepted the resignation of Fan Zhang as a director, effective July 1, 2005, and elected Hanhui Sun to fill the vacancy left by Mr. Zhang, also effective July 1, 2005.

Capital Expenditures and Divestitures

     See “Item 5— Operating and Financial Review and Prospects— Capital Expenditures” for information concerning our principal capital expenditures since our inception and those planned for 2005. We have not undertaken any significant divestitures.

Business Overview

     We are the leading provider of 2.5G wireless interactive entertainment, media and community services in terms of revenue to customers of China Mobile, which had 204.3 million mobile phone users as of December 31, 2004, the largest mobile subscriber base in the world. According to Analysys International, based on our revenues, we were the leading provider on China Mobile’s networks in 2004 of wireless value-added services on each of the WAP, MMS and JavaTM technology platforms. In addition, in 2004 we began to provide wireless value-added services on the networks of China United Telecommunications Corporation, or China Unicom, China Telecom and China Netcom. Each of China Mobile, China Unicom, China Telecom and China Netcom is a state-owned enterprise, the majority of the equity interest of which is owned by the People’s Republic of China.

     We provide interactive entertainment, media and community services through multiple technology platforms to mobile phone users. We provide most of our services through 2.5G technology platforms, including WAP, MMS and JavaTM, which offer higher quality graphics, richer content and interactivity compared to 2G wireless services. We also offer a range of data and voice services through 2G technology platforms, including SMS, IVR and CRBT.

     We deliver a broad range of services that users can access directly from their mobile phones, including by choosing an icon embedded in select models of handsets, or from a mobile operator’s portal or web site. Our services are organized in three major categories, consisting of:

•	Interactive entertainment. Our interactive entertainment services include mobile games, pictures, karaoke, electronic books and mobile phone personalization features, such as ringtones, wallpaper, clocks and calendars.

•	Media. Our media services provide content such as domestic and international news, entertainment, sports, fashion, lifestyle and other special interest areas.

•	Community. Our community services include interactive chat, message boards, dating and networking.

     Users can purchase our value-added services on a per use basis and, in most cases, on a subscription basis. We provide our services mainly pursuant to our cooperation arrangements with the mobile operators and their provincial subsidiaries, the terms of which are generally for one year or less. We do not directly bill our users, and depend on the billing systems and records of the mobile operators to bill and collect all fees. We generally do not have the ability to independently verify the accuracy of the billing systems of the mobile operators. As mobile operators do not provide us with a detailed revenue breakdown on a service-by-service basis, we depend on our internal data management system to monitor revenue derived from each of our services. We make our business decisions based on our internal data, taking into account our historical experience in reconciling our internal data to our actual results of operations and other factors including strategic considerations.

     The following diagram illustrates how our services are provided through technology platforms to users.

     Users have the option of ordering our services directly from our web site, www.KongZhong.com, or their mobile phones by ordering our services through our access code or by choosing the icon embedded in select models of handsets. Users may also order some of our services from a mobile operator’s portal or web site. Substantially all of our services are ordered by users directly through their mobile phones and all services are delivered through mobile phones. Depending on the type of service, users can order our services on a transaction basis or subscribe to our services on a monthly basis.

     We continuously produce and source new content that appeals to our target consumers for advanced value-added services. Utilizing software we have developed, our experienced team of editors and producers edit, redesign and repackage our content for our different services and technology platforms in a manner that appeals to consumers and ensures a consistent user experience across different mobile handset models. We obtain our content through in-house writers, freelance writers and third-party suppliers. Through contractual arrangements, we have exclusive rights over the content produced by our in-house writers, the content specifically produced for us by freelance writers and some of the content sourced from third-party suppliers.

Our Business

Our Wireless Services

     The following are the three major service areas on which we focus:

•	Interactive Entertainment. We offer a wide range of interactive entertainment services, including mobile games, karaoke, electronic books and mobile phone personalization features, such as ringtones, wallpaper, icons, clocks and calendars. We provide our interactive entertainment services through all of our technology platforms. Our product development team tailors pictures and ringtones to maximize ease of use and ensure a consistency of user experience across different handset models. Mobile phone users can download on demand or subscribe for regular downloads of our interactive entertainment services, although most of our mobile games are offered on a transaction basis. Some of our most popular interactive entertainment services include:

–	Mobile Games. We focus on offering mobile games based on 2.5G platforms including WAP and JavaTM.. Our mahjong game has networking capacity that enables mobile phone users to play this mobile game with other players through the China Mobile network. Other popular mobile games include a martial arts game, an interactive shooting game and a role-playing game in which players assume the roles of historical heroes engaged in various battles. In 2005, we established a dedicated mobile games product development team to develop and publish 2.5G mobile games.

–	Pictures and Logos. Mobile phone users can download pictures and logos to personalize the background of their mobile phone screens. Such pictures include cartoons, pets and scenic photos.

–	Polyphonic Ringtones. Our ringtones enable a mobile phone user to personalize their ringtones to the melodies of their favorite songs or special sound effects.

•	Media. Users can download our media content on either a transaction basis or a monthly subscription basis. Mobile phone users can download information on demand or subscribe for periodic messages, which includes content covering international and domestic news, entertainment, sports, fashion, lifestyle and other special interest areas. Some of our most popular media services include:

–	News. We offer international and domestic news, delivered in a format easy for the reader to peruse. Our WAP version enables users to easily search for news that interests them.

–	Entertainment. Our entertainment magazine focuses on high-profile celebrities and includes star biographies, interviews and photos.

–	Sports. Our sports magazine features sports news, game scores and information about sports stars.

•	Community. Users can engage in community-oriented activities such as interactive chatting, message boards, dating and networking. Users may only access our community services on a monthly subscription basis. Some of our most popular community services include:

–	Chat. We offer a variety of chat services. For instance, we have a virtual reality game that allows mobile phone users to choose the lifestyle they dream of and interact with the city’s other inhabitants/players.

–	Dating. Our dating mobile services are highly popular. We have a mobile chat and dating service available on WAP and MMS that allows users to utilize the enhanced features of advanced technology of 2.5G to choose their chatting partners from a selection of pictures taken with users’ mobile phone cameras. We also offer a WAP-based dating service designed to simulate a campus environment tailored for students.

–	Photo Albums. Our photo albums allow mobile users to post and arrange their photos take with their mobile handsets into albums accessible via their handsets. Utilizing the WAP technology platform, mobile users can access photo albums in a manner similar to accessing photo albums on the Internet.

Our Technology Platforms

     2.5G Wireless Standard Services

     We deliver our 2.5G services primarily to users of GSM-based mobile phones utilizing GPRS technology through the WAP, MMS and JavaTM technology platforms.

•	Wireless Application Protocol (WAP). WAP allows users to browse content on their mobile phones so that users can request and receive information in a manner similar to accessing information on Internet web sites through personal computers. We provide our WAP service over GPRS networks, which allows users to download color and animated pictures, logos and wallpaper, interactive mobile games, customized ringtones and other Internet content. We launched WAP services in May 2002, but did not begin to receive revenue for such services until September 2002, when China Mobile started to allow service providers to charge fees for WAP services. As of December 31, 2004, we offered 573 WAP products, most of which are only available on a subscription basis. As of December 31, 2004, we had recorded a total of approximately 9.3 million mobile phone users who had used our WAP services at least once. In the fourth quarter of 2004, we had approximately 15.4 million WAP subscriptions.

•	Multimedia Messaging Services (MMS). MMS is a messaging service that we deliver over GPRS networks and, in China, allows up to 50 kilobytes of data to be transmitted in a single message, compared to 140 bytes of data via SMS. As a result, MMS enables users to download colorful pictures and advanced ringtones. We launched MMS services in October 2002, but did not begin to receive revenue for such services until April 2003, when China Mobile started to allow service providers to charge fees for MMS. Our monthly subscription services automatically send information to users’ mobile phones, and include news, beauty, celebrity photographs and special collectible items. Our services that can be downloaded on a transaction basis include pictures, screensavers, ringtones and special sound effects. As of December 31, 2004, we offered 287 MMS products. As of December 31, 2004, we had recorded a total of approximately 5.5 million mobile phone users who had used our MMS services at least once. In the fourth quarter of 2004, we had approximately 3 million MMS subscriptions.

•	JavaTM. JavaTM technology allows mobile phone users to play interactive and networked mobile games and karaoke, and download applications to customize their mobile phone settings, such as screensavers and clocks. We launched services based on the JavaTM programming language in September 2003, but did not begin to receive revenue for such services until November 2003, when China Mobile started to allow service providers to charge fees for JavaTM services. As of December 31, 2004, we offered 223 JavaTM products. In 2004, we had a total of approximately 1.6 million JavaTM downloads. We expect revenue from our JavaTM-based services to increase as more models of mobile phones sold in China incorporate this technology and we develop new JavaTM services utilizing the JavaTM language.

     2G Wireless Standard

     We deliver our 2G services primarily through the SMS, IVR and CRBT technology platforms.

•	Short Messaging Services (SMS). SMS is the basic form of mobile messaging service, and is supported by substantially all mobile phone models currently sold. Users can access our products through their mobile phones on a subscription or transaction basis. We launched and began receiving revenue from SMS in July 2002. As of December 31, 2004, we offered 471 SMS products, including jokes, entertainment and horoscopes. As of December 31, 2004, we recorded a total of approximately 18.1 million mobile phone users who had used our SMS services at least once. In the fourth quarter of 2004, we had approximately 1.3 million SMS subscriptions.

•	Interactive Voice Response (IVR). Interactive voice response services allow users to access voice content from their mobile phones. We launched and began receiving revenue from IVR services in December 2003. As of December 31, 2004, we offered six IVR products, including entertainment, chat and English language education. As of December 31, 2004, we recorded a total of approximately 1.0 million mobile phone users who had used our IVR services at least once.

•	Color Ring Back Tone (CRBT). Color ring back tones allow a mobile phone user to customize the sound that callers hear when ringing the user’s mobile phone. We offer a variety of entertaining content, including pre-recorded messages, movie dialogues and soundtracks and a wide range of classical and popular music. We launched and began receiving revenue from our CRBT services in October 2003 in Beijing and subsequently began to offer CRBT services in other provinces. We offered CRBT services through 12 provincial subsidiaries of China Mobile, China Unicom, China Netcom and China Telecom as of December 31, 2004, and through 32 provincial subsidiaries as of March 31, 2005.

     Although our focus has been and remains on providing services based on 2.5G technology platforms, we have continued to pursue a diversified growth strategy. In 2005, our product development team is increasing its efforts in developing and supporting 2G services, especially the fast-growing IVR and CRBT services.

Strategic Relationships

     We have established cooperation arrangements with mobile operators, mobile handset manufacturers, content providers and other business partners to produce, promote and market our services. We provide our wireless value-added services mainly pursuant to cooperation agreements through China Mobile’s Monternet™ network. In 2004, we also began providing our wireless value-added services through China Unicom’s Uni-Info™ network and each of China Netcom’s and China Telecom’s Personal Handyphone Systems, or PHS systems and their fixed lines. In addition, we cooperate with several of China’s leading mobile handset manufacturers, which manufacture select handset models with a wireless value-added services icon in the handset’s menu that enables users to access our services directly. We pay service fees to the mobile operators, mobile handset manufacturers, mobile handset distributors, content providers and other partners, where relevant.

     Mobile Operators

     China Mobile is the world’s largest mobile telecommunications network operator in terms of subscribers. Our working relationship with China Mobile is critical to the operation and continued development of our business. See “Item 3— Risk Factors— Risks Relating to Our Business—We depend on China Mobile for substantially all of our revenue, and any loss or deterioration of our relationship with China Mobile may result in severe disruptions to our business operations and the loss of substantially all of our revenues”. As of May 31, 2005, we provide wireless value-added services in 31 provinces in China pursuant to cooperation agreements with China Mobile and its provincial subsidiaries. We derive substantially all of our revenue through these mobile operators and work with them in the development and promotion of wireless value-added services. We were one of the first wireless service providers to work with China Mobile to develop and offer WAP, MMS and JavaTM. In addition, we have jointly promoted wireless value-added services with China Mobile, which is generally more cost-effective and wide-reaching than if we were to promote these services through traditional advertising.

     We establish the fees to the users of our services in consultation with the mobile operators and pay a service fee to the mobile operator through which our services are provided. We charge our users content fees on either a transaction or a monthly subscription basis, which vary among our different services.

     Pursuant to our agreements with the subsidiaries of China Mobile, we generally pay to the mobile operator 15% of the fees we generate from providing our services to users through the mobile operator’s network. Starting in 2005, certain mobile operators also provide customer services or marketing and promotional services to us in return for an additional 15% or 35%, respectively, of the fees we generate from providing our services through such operator’s network. In addition, the mobile operator deducts a net transmission charge from our portion of the fees. Such transmission charge is equivalent to the transmission fee set forth in the table below multiplied by the number of messages we send through the mobile operator’s network in excess of the number of messages we receive from users requesting our services. The amount of the transmission fee differs for WAP, MMS, JavaTM, SMS, IVR and

CRBT and varies depending on the volume of messages sent. Generally, these agreements have terms of one year or shorter, but renew automatically unless either party objects.

     The following table sets forth our principal fees charged to users for our services and service and transmission charges paid to China Mobile and its subsidiaries as of April 30, 2005.

	Fees we charge to users		Fees we pay to mobile operators
					Transmission
	Transaction fee	Monthly	Service fees to		charge per
	per unit (1)	subscription fee	mobile operators		message (2)
	(in RMB(3), except percentages)
WAP	0.50-2.00	1.00-8.00	15%-40	%(5)	None
MMS	0.50-2.00	8.00-20.00	15%		0.20-0.30 (4)
JavaTM	1.00-15.00	1.00-15.00	15%		None
SMS	0.10-2.00	3.00-30.00	15%-35	%(6)	0.05-0.08
IVR	0.30-1.00	0.00-7.00	30%-50	%(7)	0.05-0.08
CRBT	0.50-5.00	N/A	15%		None

____________________

(1)	Transaction fees are based on units of downloads for WAP, MMS, JavaTM, SMS and CRBT and minutes for IVR.

(2)	A transmission fee is assessed for each message we send in excess of the number of messages we receive. The amount of the transmission fee for each month depends on the volume of messages sent in that month. While no transmission fees are assessed for IVR services, users pay an airtime fee in addition to the content fees on a per minute basis.

(3)	Our content fees are charged in Renminbi. The noon buying rate certified by the Federal Reserve Bank of New York was RMB8.2765 = $1.00 on December 31, 2004.

(4)	During the period from November 2003 to March 2004, we received a 50% promotional discount on transmission fees for MMS as a strategic partner of China Mobile.

(5)	Our agreement with China Mobile provides for a 15% service fee but a few provincial subsidiaries have set a higher service fee.

(6)	Our SMS agreements with 29 provincial subsidiaries of China Mobile provide for a 15% service fee, and our agreement with one provincial subsidiary provides for a 35% fee.

(7)	Our IVR agreement with China Mobile provides for a 30% service fee but a few provincial subsidiaries have set a higher service fee.

     In addition to our cooperation agreements with China Mobile and its provincial subsidiaries, we have entered into cooperation agreements pursuant to which we provide 2G services on the networks of China Unicom, China Netcom and China Telecom. Revenue from these cooperation agreements amounted to less than 1% of our total revenues during the year ended December 31, 2004.

     We rely primarily on the mobile operators to provide billing and collection services for us. The fees for our services are incorporated into the mobile operator’s invoices, which are sent to users on a monthly basis. We receive monthly statements from each of the mobile operators, which indicate the aggregate amount of fees that were charged to users for services that we provided. For a description of our revenue recognition policy, see “Item 5— Operating and Financial Review and Prospects— Critical Accounting Policies— Revenue Recognition”. Also see “Item 3— Key Information— Risk Factors—Risks Relating to Our Business— We depend on China Mobile for substantially all of our revenue, and any loss or deterioration of our relationship with China Mobile may result in severe disruptions to our business operations and the loss of substantially all of our revenues”.

     Material Contracts with Mobile Operators

     The term of our contracts with the mobile operators is generally one year or shorter. When such contracts expire, we either rely on the automatic renewal clauses contained in such contracts, execute an extension or enter into new contracts. On occasion, the renewal or the execution of new contracts can be delayed by a period of one month or longer. Based on our historical experience in the event that a contract expires and is not promptly renewed, the mobile operator typically continues to honor the expired contract until such time that an extension is executed or a new contract is entered into. We cannot assure you that any mobile operator will in fact continue to honor an expired contract. The specific termination and other material provisions of our more significant contracts with the mobile operators are set forth below.

     On May 23, 2003, Beijing AirInbox entered into a cooperation agreement with China Mobile to provide WAP services on the MonternetTM portal. Pursuant to this agreement, Beijing AirInbox pays a service fee of 15% of the revenues charged to users to China Mobile, less net transmission charges. Beijing AirInbox may not provide the same content that it provides to China Mobile under this agreement to other operators or WAP portals. Any violation of such provision entitles China Mobile to terminate this agreement. The agreement expired on September 30, 2004 but was renewed on the same terms until December 31, 2005.

     On June 5, 2003, Beijing AirInbox entered into a cooperation agreement with China Mobile to provide MMS services on China Mobile’s network. Pursuant to this agreement, Beijing AirInbox pays a service fee of 15% of the revenues charged to users to China Mobile, less net transmission charges. Beijing AirInbox may not provide the same content that it provides to China Mobile under this agreement to other mobile operators. Any violation of such provision entitles China Mobile to terminate this agreement. This agreement expired on June 4, 2005 and we are in the process of renewing it with China Mobile. In the interim, our cooperation with China Mobile has not been affected because of the expiration of the prior agreement.

     On May 1, 2004, Beijing AirInbox renewed a cooperation agreement with Beijing Mobile to provide SMS services through China Mobile’s network to Beijing and 15 provinces. Pursuant to this agreement, Beijing AirInbox pays to Beijing Mobile a service fee of 15% of the revenues charged to users, less net transmission charges. Beijing Mobile has a right to terminate this agreement prior to expiration under certain circumstances, including the delivery of content by Beijing AirInbox in violation of applicable PRC law or policies of Beijing Mobile. This agreement expired on October 31, 2004 and was automatically renewed for six months as neither party objected. The renewed agreement expired on April 30, 2005 and we are in the process of entering into a new cooperation agreement with Beijing Mobile. However, pursuant to a policy change by China Mobile, we cannot continue to provide SMS service to provinces outside Beijing through Beijing Mobile, and must enter into separate SMS cooperation agreements with each province where we provide such services. As of May 31, 2005, we have entered into separate SMS cooperation agreements with six of the 15 provinces. In the interim, our cooperation with Beijing Mobile and the nine outstanding provinces has not been affected because of the expiration of the prior agreement. Beijing AirInbox also entered into separate SMS cooperation agreements with another 15 provinces in 2004.

     Mobile Handset Manufacturers

     We have established distribution arrangements with mobile handset manufacturers, such as Motorola, Samsung, Amoi, Panasonic and other major domestic and international handset manufacturers, which produce select handset models with a wireless value-added services icon in the handset’s menu or in the menu of the Monternet™ portal accessed through the handsets that enables users to access our wireless value-added services directly from their mobile phones. Pursuant to these arrangements, mobile handset manufacturers receive 40% to 70% of the net cash that we receive from mobile operators with respect to wireless value-added services that are accessed through links to our services in the user’s handset or Monternet™ portal. The terms of these agreements are generally for one year, and pertain to specific mobile handset models. In addition, we also leverage our relationship with the mobile handset manufacturers to enter into joint marketing programs. In addition, in 2004, we entered into an agreement with Panasonic, pursuant to which we establish and maintain their web sites specially designed for wireless value-added services downloads and exclusively manage the provision of wireless value-added services through these web sites to the users of Panasonic mobile phones. We currently have distribution arrangements with 27 mobile handset manufacturers.

     Content Providers

     We also have entered into licensing agreements with content providers. Pursuant to these agreements, we contract with our content providers to use their content for a fixed licensing fee or for a certain percentage, approximately 30% to 70%, of the net cash we receive from mobile operators with respect to messages that contain the licensed content. These arrangements are typically for one or two years and are not exclusive, except for the content specifically produced for us by our freelance writers and certain content from our third-party content providers.

     We currently have more than 100 content suppliers, including the Xinhua News Agency, Phoenix Weekly and Columbia Pictures. For example, on December 1, 2004, we announced the signing of agreements to license music for use in various wireless value-added services from EMI Group Hong Kong Ltd., Sony/ATV Music Publishing (Hong Kong), Warner/Chappell H.K. Ltd., BMG Music Publishing Ltd. and Universal Music Publishing Ltd. These agreements enable us to use music from EMI in our CRBT services and music from Sony/ATV Music Publishing (Hong Kong), Warner/Chappell H.K. Ltd., BMG Music Publishing Ltd. and Universal Music Publishing Ltd. in our CRBT, song dedication, song listening, mobile karaoke, true ringtone and music video streaming and download services. These agreements are for one year. On November 10, 2004, we announced an agreement with China Film Group giving us exclusive rights in China to use video clips, photos, posters, music, dialogues and sound effects from the movie “Kong Fu Hustle”. We also have entered into license agreements with Namco Limited, Gameloft, Gamevil Inc., Superscape Ltd. and NEC Corporation to provide their games to mobile phone users in China.

Product Development

     As our business focus is on technologically advanced wireless value-added services, our product development team focuses on refining and upgrading our current services and creating new and innovative products that utilize the latest standards and technology, such as flash animation and streaming video. China Mobile started operating its 2.5G network in May 2002 to offer WAP services on a trial basis. The 2.5G standard enables wireless value-added service providers to send more data in a shorter period of time, thereby facilitating the transmission of more advanced data services. We were one of the first wireless value-added service providers to work with China Mobile to develop and offer MMS and WAP services and have continued to be a leading developer of innovative services compatible with these technology platforms. In 2005, we established a dedicated mobile games development team to develop Java games. At the same time, we increased our product development team’s emphasis on developing and supporting our 2G products, including IVR and CRBT. We believe that our timely delivery of new services that meet the mobile operator’s specifications demonstrates our technical capabilities and strengthens our cooperation relationship with China Mobile.

     In addition to developing a range of innovative services, we have also developed a variety of programming tools that allow us to enhance consumers’ enjoyment of our services. For instance, in response to the current lack of a standard operating system among mobile phones produced by different manufacturers in China, which may result in inconsistent experiences for users accessing our services through different handset models, we have developed software tools that allow our services to be readily adapted for use on most mobile phones on the market. Such tools reduce the marginal cost of adapting our services to additional models of mobile phones and optimize user experience in terms of format and presentation of our services. Thus, we are able to input content into our system that will be recalibrated and tailored for a user’s mobile phone or formatted for a particular technology platform.

     As of December 31, 2004, our product development team consisted of 320 people, organized into departments based on platforms such as WAP, MMS, JavaTM and SMS. Within each department, the team is further divided into specific product areas such as media, community and interactive entertainment. Our product development team has a wide range of technical experience across different technology platforms in the wireless telecommunications sector.

Sales, Marketing and Customer Service

     We are committed to establishing our KongZhong name as a well-recognized and reputable brand not only among mobile phone users, but also among mobile operators, key industry players and owners of brand names. We sell our services principally to and through China Mobile, as well as other distribution partners. We market through our web site, promotional events, direct marketing and media advertising. We provide customer support to China Mobile and our end users.

     Sales and Marketing

     We focus on marketing our KongZhong brand name, as we believe branding is important in the wireless interactive entertainment, media and community services market. We have registered KongZhong Network as a commercial website with the State Administration on Industry and Commerce. As a result, no one else may operate a website, whether commercial or otherwise, using the name of KongZhong Network. We are also the registered owner of the www.kongzhong.com, www.kongzhong.com.cn, www.kongzhong.net and www.kongzhong.net.cn domain names. We are unable to register the Chinese name of “KongZhong Network” as our service mark in China because it is deemed a generic term under existing PRC trademark laws and regulations, which prohibit registration of generic terms as trademarks or service marks. However, we do not expect to face a proliferation of counterfeit services or products without any legal remedy as we may seek a remedy for piracy under China’s Anti-Unfair Competition Law, by bringing a suit against a third party that uses the Chinese name of “KongZhong Network” if the overall design or appearance of that third party’s services is substantially the same as that of the well-known or established services provided by us. Moreover, the primary focus of our brand promotion is on our logo, the KongZhong thumb, which is a legally registered trademark in China, and this registration and the investment that we have made in the logo should not be affected by whether we are able to acquire a service mark for the Chinese name of “KongZhong Network”.

     We utilize our leading position among providers of wireless interactive entertainment, media and community services and our knowledge of our customers to attract joint promotion arrangements with brand-owners seeking effective channels of publicity among trend-conscious consumers. Through select distribution channels, we target young and fashion-driven consumers who we believe set trends for consumer products and services in China. We promote our services through joint promotional events with China Mobile, its subsidiaries, mobile handset manufacturers, mobile handset distributors and other business partners. We also participate in marketing campaigns with China Mobile. For example, in July 2004, we worked with China Mobile to promote services related to the Athens Olympic Games, for which we provided our WAP and MMS content. We also engage in joint promotional events with other partners. We seek to be the preferred partners for brand-owners seeking to reach trend-conscious consumers through wireless channels and a preferred wireless partner in collaborative lifestyle marketing in China. For example, we promoted the movie “Kong Fu Hustle” pursuant to a joint promotional arrangement under which we offered exclusive wireless value-added services containing pictures and other content relating to the movie. In addition, we market through traditional offline media venues, such as through newspapers, magazines and flyers.

     Substantially all of our services are provided through the networks of China Mobile. Accordingly, we devote significant resources to maintaining, expanding and strengthening our relationship with China Mobile and its subsidiaries. As of December 31, 2004, our sales and marketing department consisted of 110 persons strategically located in 21 provinces in China to work closely with the mobile operators throughout China at the provincial and local level, where pricing and other important decisions on marketing and operations are made. Our localized sales team also helps us gain insight into developments in the local markets and the competitive landscape, as well as new market opportunities.

     We also seek alternative distribution channels, such as mobile handset manufacturers and mobile handset distributors. In addition, we sell our services by advertising in media forums, including newspapers, magazines and on television. Our sales force also works with other distribution partners to promote our services.

     To motivate our sales professionals, a portion of their compensation is based on the usage of our services in the relevant region. Sales quotas are assigned to all sales personnel according to quarterly sales plans. We intend to increase our marketing budget and staff to further increase awareness of our brand name. We are also exploring a range of other joint marketing strategies in order to maximize our cooperation arrangements and resources.

     Customer Service

     Customer service is important to us as it is key to building our brand and our relationships with the mobile operators. We train our customer service representatives with an emphasis on customer satisfaction. Our customer service center handles calls, faxes and e-mails from our users, as well as inquiries forwarded from the mobile operators. Our customer service representatives interact on a regular basis with, and provide training materials to, customer service representatives of mobile operators from over 30 provinces to enhance our users’ experience with our services. As of December 31, 2004, our customer service department consisted of 53 persons strategically located in 13 provinces in China.

Competition

     There are numerous players in China’s wireless value-added services market. The MII has reported on its website that in 2004 more than 500 service providers held nationwide licenses to supply content and services for China Mobile’s Monternet™ network. We compete with these companies primarily on the basis of brand, the type and timing of service offerings, content, users and business partner and channel relationships. We also compete for experienced and talented employees.

     Some of our competitors may have more human and financial resources than we do, and a longer operating history than we have. For example, Internet portals providing wireless value-added services may have an advantage over us with their longer operating history, more established brand name, larger user base and Internet distribution channels. Furthermore, our competitors may be able to offer a broader range of services than we are presently able to offer. See “Item 3— Key Information— Risk Factors— Risks Relating to Our Business— We may face increasing competition, which could reduce our market share and materially adversely affect our financial condition and results of operations”.

     2.5G Wireless Standard Services

     Our primary competitors in the 2.5G wireless value-added services market in China include Internet portals such as Sina Corporation, Sohu.com Inc., NetEase.com Inc. and TOM Online Inc., as well as providers focused on wireless value-added services such as Hurray! Solutions Limited and Linktone Limited. According to Analysys, in 2004 we, TOM Online Inc., Shenzhen Xuntian Telecommunication Technology Ltd., Beijing Enterprise Mobile Technology Co., Ltd. and Beijing G. Feel Technology Co., Ltd. were ranked 1 through 5, respectively, in the WAP services market on China Mobile’s network, based on revenues. According to Analysys, in 2004, we, Sina Corporation, TOM Online Inc., Linktone Limited and Tencent Technology Limited were ranked 1 through 5, respectively, in the MMS services market on China Mobile’s network, based on revenues.

     2G Wireless Standard Services

     Competition is particularly intense in China’s 2G-based wireless value-added services market as the barriers to entry are relatively low compared to the 2.5G market, resulting in a much higher number of wireless value-added service providers. As the market for wireless value-added services in China continues to evolve into 2.5G, our focus is primarily on developing our 2.5G services. However, we also offer SMS, IVR and CRBT in our portfolio of services. Our primary competitors in this market include Internet portals such as Sina Corporation, Sohu.com Inc., Netease.com Inc. and TOM Online Inc., and providers focused on wireless value-added services such as Tencent Technology Limited, Linktone Limited and Mtone Wireless Corp. According to Analysys, in 2004

Sina Corporation, Tencent Technology Limited, TOM Online Inc., Linktone Limited and Sohu.com Inc. were ranked 1 through 5, respectively, in the SMS services market on China Mobile’s network, based on revenues.

Intellectual Property and Proprietary Rights

     We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition, confidentiality and licensing agreements with our senior officers, clients, partners and others to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, we cannot be certain that the steps we have taken will prevent misappropriation of our content or technology, particularly in foreign countries where the relevant laws may not protect our proprietary rights as fully as in the United States. For a description of the regulations applicable to our industry in China, see “—Regulation”.

     We have registered the domain names kongzhong.com, kongzhong.com.cn, kongzhong.net, kongzhong.net.cn, cota.com.cn and cota.cn. We have applied to register certain trademarks in China; however, we are unable to register the Chinese name of “KongZhong Network” as our service mark in China because PRC laws and regulations do not permit the registration of generic terms as trademarks or service marks, and the Chinese name of “KongZhong Network” is deemed a generic term. See “Item 3— Key Information— Risk Factors— Risks Relating to Our Business— We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties”.

Information Technology Systems and Infrastructure

     We maintain most of our servers at the premises of Beijing Communication Corporation, which is the administrator of the central hub of the ChinaNet backbone. We also maintain servers at other Internet data centers, including Beijing Mobile Communication Company Limited, Chongqing Mobile Communication Company Limited and Hangzhou Mobile Communication Company Limited. We believe that utilizing these hosting partners provides significant operating benefits, such as protecting our systems from power loss, break-ins and other potential external causes of service interruption. In addition, we back up all of our data. We believe we will be able to increase our server capacity as needed to accommodate future growth.

Employees

General

     Our senior management and many of our employees have had prior experience in the Internet portal or telecommunications-related industries. Our employees receive a base salary and a performance-based bonus. Our bonuses are available to all employees and the amounts of such bonuses are calculated based on the performance ranking of the employee. We have a broad-based stock option plan pursuant to which we grant stock options from time to time to employees who have passed their initial probation period. We also offer internal training programs tailored to different job requirements to help enhance our employees’ talents and skills. We believe that these initiatives have contributed to the growth of our business.

     In general, our technical personnel and most of our senior executives work for our subsidiary, KongZhong Beijing, and the rest of our employees work for Beijing AirInbox, Beijing Boya Wuji or Beijing WINT.

     As of December 31, 2004, we had 541 employees. The table below sets forth the number of our employees by function as of the end of the periods indicated:

	As of		As of		As of
	December 31, 2002		December 31, 2003		December 31, 2004
	Number	% of Total	Number	% of Total	Number	% of Total
Sales, marketing and business development	11	21.6%	36	15.7%	110	20.3%
Customer service	3	5.9%	18	7.9%	53	9.8%
Product development	27	52.9%	149	65.0%	320	59.1%
Networking operation	2	3.9%	8	3.5%	22	4.1%
General and administrative	8	15.7%	18	7.9%	36	6.7%

Total	51	100.0%	229	100.0%	541	100.0%

     We increased the number of our employees by 136% from a total of 229 employees as of December 31, 2003, reflecting our rapid growth.

     We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented through any collective bargaining agreements or by labor unions.

Employee Benefits Plan

     As stipulated by PRC regulations, we participate in various housing programs, medical care, welfare subsidies, unemployment insurance and pension benefits through defined contribution plans that are organized by municipal and provincial governments for the employees of Beijing AirInbox, Beijing Boya Wuji and Beijing WINT. We are required under PRC law to accrue for these benefits based on a percentage of approximately 14% of the salaries, bonuses and certain allowances paid to our employees. A member of the retirement plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amounts we accrued under our employee benefits plan for the period from May 6, 2002 to December 31, 2002 and in 2003 and 2004 were approximately $41,625, $0.3 million and $0.6 million, respectively. We are required to make contributions to the plans out of the amounts accrued for medical and pension benefits. The total amounts of contributions we made for such employee benefit plans for the period from May 6, 2002 to December 31, 2002 and in 2003 and 2004 were approximately $6,203, $0.1 million and $0.4 million, respectively.

     We have granted stock options to our employees pursuant to our 2002 Plan, as described in “Item 6—Directors, Senior Management and Employees— Stock Options”.

Properties

     Our principal executive office currently occupies over 7,000 square meters of office space in Beijing, China, primarily under leases that will expire in May 2006. We also lease sales offices in 14 provinces throughout China.

Legal Proceedings

     We and certain of our directors, officers and shareholders were named as defendants in six related securities class action lawsuits filed in the United States District Court for the Southern District of New York. These lawsuits were brought on behalf of a putative class of shareholders who purchased or otherwise acquired our ADSs pursuant to our initial public offering between July 9, 2004 and August 17, 2004. The complaints assert that our prospectus filed with the United States Securities and Exchange Commission was false and misleading because it failed to disclose certain adverse facts related to sanctions subsequently imposed by China Mobile on us. The complaints allege violations of Sections 11, 12(a) and 15 of the Securities Act of 1933. The court has selected the lead plaintiff in these actions, and a consolidated amended complaint was filed with the United States District Court for the Southern District of New York on April 14, 2005. We filed a motion to dismiss the consolidated amended complaint on June 13, 2005. Our legal expenses relating to the issues raised in the lawsuit totaled $0.86 million through the first quarter of 2005.

     Despite our efforts to comply with the intellectual property rights of third parties, we cannot be certain that we have not, and will not, infringe on the intellectual property rights of others, which may subject us to legal proceedings and claims in the ordinary course of our business from time to time. Such legal proceedings or claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. In addition, we may also initiate litigation to protect our intellectual property rights. See “Item 3— Key Information— Risk Factors— Risks Relating to Our Business— We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties”.

Regulation

     The telecommunications industry, including computer information and Internet access services, is highly regulated by the PRC government. Regulations issued or implemented by the State Council, the MII, and other relevant government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

     In March 1998, the National People’s Congress of the PRC approved a government restructuring plan that directed the MII to assume, among other things, the regulatory, administrative and other responsibilities of, and rights previously exercised by, the former Ministry of Post and Telecommunications.

     The MII, under the leadership of the State Council, is responsible for, among other things:

•	formulating and enforcing telecommunications industry policy, standards and regulations;

•	granting licenses to provide telecommunications and Internet services;

•	formulating tariff and service charge policies for telecommunications and Internet services;

•	supervising the operations of telecommunications and Internet service providers; and

•	maintaining fair and orderly market competition among operators.

     In September 2000, the PRC State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in China as either infrastructure telecommunications businesses or value-added telecommunications businesses, with wireless value-added services classified as value-added telecommunications businesses. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China.

     In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate capital contribution ratio of the foreign investor(s) in a foreign-funded telecommunications enterprise that provides value-added telecommunications services shall not exceed 50%. In addition, all principal investors in such an enterprise must themselves be telecommunications operators. Pursuant to the Foreign Investment Industrial Guidance Catalogue, as of December 11, 2003, the permitted foreign investment ratio of value-added telecommunications services is no more than 50%. However, uncertainty exists as to how these regulations will be implemented. The PRC government authorities are still in the process of drafting detailed rules with respect to the procedures for the application for and approval of establishing a foreign-invested value-added telecommunications services enterprise. To comply with these PRC regulations, we conduct substantially all of our operations through Beijing AirInbox, Beijing Boya Wuji and Beijing WINT, which are wholly-owned by PRC citizens or entities and incorporated in the PRC. We do not have any equity interests in these operating companies, but instead enjoy the economic benefits of these operating companies through a series of contractual arrangements, which we and our wholly-owned subsidiary have entered into with Beijing AirInbox, Beijing Boya Wuji and Beijing WINT and their respective shareholders as described in “— Our Corporate Structure” and “Item 7— Related Party Transactions”. In the opinion of Llinks Law Office, our PRC legal counsel, the ownership structures of, and our contractual agreements with, these operating companies comply with all existing PRC laws and regulations, including the Telecom FIE Rules.

     In addition to the regulations promulgated by the central PRC government, some local governments have also promulgated local rules applicable to Internet or other value-added telecommunications companies operating within their respective jurisdictions. In Beijing, the Beijing Municipal Administrative Bureau of Industry and Commerce, or the Beijing AIC, has promulgated a number of Internet-related rules. In 2002, the Beijing AIC invalidated a previously issued circular and adopted a new set of rules requiring owners of the domain names of commercial web sites located within Beijing to register their web site names and commercial web sites with the Beijing AIC.

Regulation of Internet Content Services

     Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures, or the Internet Information Measures, in September 2000, the MII and other regulatory authorities formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures. The Internet Information Measures require that commercial Internet content providers must obtain an Internet information license from the appropriate telecommunications authorities in order to carry on any commercial Internet content operations within China. Internet content operators must display their operating license numbers in a conspicuous location on their home page. Internet content operators are obliged to police their web sites in order to remove categories of harmful content that are broadly defined. This obligation reiterates Internet content restrictions that have been promulgated by other ministries over the past few years. In addition, the Internet Information Measures also provide that Internet content operators which operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. The BBS Measures provide that any Internet content operator engaged in providing online BBS is subject to a special approval and filing process with the relevant governmental telecommunications authorities. Of particular note to foreign investors, the Internet Information Measures stipulate that Internet content operators must obtain the consent of the MII prior to establishing an equity or cooperative joint venture with a foreign partner.

     Certain local governments have promulgated local rules applicable to Internet companies operating within their respective jurisdictions. In Beijing, the Beijing AIC, has promulgated a number of Internet-related rules. In 2002, the Beijing AIC invalidated a previously issued circular and adopted a new set of rules requiring owners of the domain names of commercial web sites located within Beijing to register their web site names and commercial web sites with the Beijing AIC.

     Beijing AirInbox, Beijing Boya Wuji and Beijing WINT each have a telecommunications and information services operating license for their Internet content businesses from the Beijing Telecommunications Administration Bureau. These licenses are subject to standard annual reviews.

Regulation of Wireless Value-Added Services

     Pursuant to the Telecom Regulations, a commercial operator of Internet content services must obtain an operating license. Other than this requirement, PRC legislation on wireless telecommunications is generally aimed at regulating equipment and infrastructure rather than applications and value-added service providers.

     The Administrative Measures for Telecommunications Business Operating Licenses, or Telecom License Measures, were promulgated by the MII on December 26, 2001. The Telecom License Measures confirm that there are two types of telecommunications operations licenses for operators in China (including foreign-invested telecommunications enterprises), namely, licenses for infrastructure services and licenses for value-added services, for which a distinction is made as to whether a license is granted for intra-provincial or nationwide activities. An appendix to the license details the permitted activities of the enterprise to which it was granted. An approved telecommunications service operator must conduct its business, for both infrastructure and value-added services types of businesses, according to the specifications recorded on its Telecom Business Operating License. The MII is the competent approval authority for foreign-invested telecommunications enterprises and for granting nationwide licenses to value-added telecommunications enterprises.

     Other than a general classification of wireless information services as a value-added telecommunications services by an appendix to the Telecom Regulations, as amended, there is currently no nationwide legislation that specifically addresses the provision of wireless value-added services, such as SMS, MMS, WAP, JavaTM, IVR or CRBT services. At this time, it is uncertain when national legislation might be enacted to regulate this business.

     Each of Beijing AirInbox and Beijing Boya Wuji has obtained a value-added telecommunications business operation permit in order to operate wireless value-added businesses in Beijing. Each of Beijing AirInbox and Beijing WINT has obtained a nationwide value-added telecommunications license from the MII in order to provide services in multiple provinces, autonomous regions and municipalities. These licenses are subject to standard annual review.

Regulation of Internet Culture Activities

     On May 10, 2003, the Ministry of Culture of the PRC promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective as of July 1, 2003. The Internet Culture Measures require Internet content providers that engage in Internet culture activities to obtain an Internet culture business operations license from the Ministry of Culture in accordance with the Internet Culture Measures. The term “Internet culture activities” includes, among other things, acts of online dissemination of Internet cultural products, such as audio-visual products, game products, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products.

     Beijing AirInbox has obtained an Internet culture business operations license from the Ministry of Culture.

Regulation of Information Security and Censorship

     PRC legislation concerning information security and censorship specifically prohibits the use of Internet infrastructure where it results in a breach of public security, the provision of socially destabilizing content or the divulgence of State secrets.

•	“A breach of public security” includes a breach of national security or disclosure of state secrets; infringement on state, social or collective interests or the legal rights and interests of citizens; or illegal or criminal activities.

•	“Socially destabilizing content” includes any action that incites defiance or violation of PRC laws; incites subversion of state power and the overturning of the socialist system; fabricates or distorts the truth, spreads rumors or disrupts social order; advocates cult activities; or spreads feudal superstition, involves obscenities, pornography, gambling, violence, murder, or horrific acts or instigates criminal acts.

•	“State secrets” are defined as “matters that affect the security and interest of the State”. The term covers such broad areas as national defense, diplomatic affairs, policy decisions on State affairs, national economic and social development, political parties and “other State secrets that the State Secrecy Bureau has determined should be safeguarded”.

     According to the aforementioned legislation, it is mandatory for Internet companies in China to complete security filing procedures with the local public security bureau and for them to update their filings regularly with the local public security bureau regarding information security and censorship systems for their web sites. In this regard, the Detailed Implementing Rules for the Measures for the Administration of Commercial Web Site Filings for the Record, promulgated in July 2002 by the Beijing AIC, state that web sites must comply with the following requirements:

•	they must file with the Beijing AIC and obtain electronic registration marks;

•	they must place the registration marks on their web sites’ homepages; and

•	they must register their web site names with the Beijing AIC.

     We have successfully filed and registered our web sites and web site names with the Beijing AIC. Accordingly, we have obtained an electronic registration mark.

Regulation of Advertisements

     The principle legislation governing advertisements in China is the Advertising Law (1996) and the Administrative Regulations of Advertisements (1987), pursuant to which an entity conducting advertising activities must obtain a permit from the local AIC. The SAIC is the government agency responsible for regulating advertising activities in China. In February 2000, the SAIC issued a circular requiring any Internet content operator engaging in advertising activities to obtain an advertising license. The SAIC has not promulgated regulations specifically aimed at wireless advertising through a media other than the Internet, such as through SMS or MMS services.

     As part of our non-mobile operator marketing activities, we have developed integrated marketing campaigns with traditional media companies and multinational corporations through certain cross-selling efforts with these companies. If the SAIC were to treat our integrated marketing campaigns or other activities as being advertising activities, we would need to apply to the Beijing SAIC for an advertising license to conduct wireless advertising business (through SMS or MMS, for example). We cannot assure you that such application would be approved by the SAIC. Failure to obtain such approval could result in penalties including being banned from engaging in online advertising activities, confiscation of illegal earnings and fines.

Regulation of News Dissemination

     On November 17, 2000, the Internet News Measures were promulgated by the State Council News Office and the MII. These measures stipulate that general web sites established by non-news organizations may publish news released by certain official news agencies if such web sites satisfy the requirements set forth in Article 9 of the measures and have acquired the requisite approval, but may not publish news items produced by themselves or news sources from elsewhere. All the news that we publish and disseminate originates from official news agencies approved by the PRC government.

     State Council News Office and MII have not specified whether the Internet News Measures apply to dissemination of news through SMS, MMS, WAP, JavaTM, IVR, CRBT or other wireless technologies. If, in the future, the State Council News Office and MII clarify that the Internet News Measures are applicable to wireless services operators or issue new regulations or rules regulating wireless news dissemination, we may need to apply for a license or permit from governmental agencies in charge of news dissemination. We cannot assure you that such application would be approved by the relevant governmental agencies.

Regulation of Online Publications

     The State News and Publications Administration, or SNPA, is the government agency responsible for regulating publishing activities in China. On June 27, 2002, MII and SNPA jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to secure approval from SNPA. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public.

     SNPA and MII have not specified whether the aforementioned approval in the Internet Publishing Measures is applicable to dissemination of works through SMS, MMS, WAP, JavaTM, IVR, CRBT or other wireless technologies. If, in the future, SNPA and MII clarify that the Internet Publishing Measures are applicable to wireless value-added telecommunications services operators or issue new regulations or rules regulating wireless publishing, we may need to apply for a license or permit from governmental agencies in charge of publishing. We cannot assure you that such application would be approved by the relevant governmental agencies.

Regulation of Foreign Exchange Control

     The principal regulations governing foreign exchange in China are the Foreign Exchange Control Regulations (1996) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations (1996), or the Exchange Regulations. Under the Exchange Regulations, the Renminbi is freely convertible into foreign exchange for current account items, including the distribution of dividends. Conversion of Renminbi for capital account items, such as direct investment, loans, security investment and repatriation of investment, however, is still subject to the approval of SAFE.

     Under the Exchange Regulations, foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE.

     Capital investments by foreign-invested enterprises outside of China (excluding Hong Kong, Macau and Taiwan) are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Reform and Development Commission.

     SAFE recently promulgated regulations that require registration with, and approval from, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents. In the event an overseas entity in which a PRC resident has previously made investments makes any acquisition within China (or forms any entity for the purpose of making acquisition within China), the SAFE regulations retroactively require registration of the overseas investments previously made by such PRC resident. PRC residents must report to competent SAFE offices information about offshore companies in which they have directly or indirectly invested and make follow-up filings in connection with certain material transactions involving such offshore companies, such as mergers, acquisitions, capital increases and decreases, external equity investments or equity transfers. Any newly established foreign-invested enterprise must provide detailed information about its controlling shareholders and certify whether it is directly or indirectly controlled by a PRC entity or resident. Failure by a PRC resident shareholder to make the required SAFE registration may lead to the PRC subsidiaries of an offshore parent company being prohibited from making distributions of profit to the offshore parent or from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above may result in our PRC resident investors being fined or, in the case of severe violations, our company facing criminal prosecution.

     As the SAFE regulations only provide for general guidelines and implementing rules have not yet been promulgated, many uncertainties remain regarding the interpretation and implementation of the regulations. Despite our efforts to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related PRC regulations. In particular, we cannot assure you that we will be able to cause all PRC companies or residents with a direct or indirect stake in our company to comply with all SAFE regulations. Our inability to secure required approvals or registrations may subject us to legal sanctions, cause us to be unable to make dividend payments to our shareholders, restrict our overseas or cross-border investment activities or affect our ownership structure.

Item 5. Operating and Financial Review and Prospects

     The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this annual report. Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided in “Item 3— Key Information— Risk Factors”.

Overview

     We are the leading provider of 2.5G wireless interactive entertainment, media and community services in terms of revenue to customers of China Mobile, which has the largest mobile subscriber base in the world. According to Analysys International, based on our revenues, we were the leading provider on China Mobile's networks in 2004 of wireless value-added services on each of the WAP, MMS and JavaTM technology platforms. We provide interactive entertainment, media and community services through multiple technology platforms to mobile phone users. We provide most of our services through 2.5G technology platforms, including WAP, MMS and JavaTM, which offer higher quality graphics, richer content and interactivity compared to 2G wireless services. We also offer a range of data and voice services through 2G technology platforms, including SMS, IVR and CRBT.

     We were incorporated under the laws of the Cayman Islands on May 6, 2002. Our gross revenues for the year ended December 31, 2004 were $48.0 million, whereas our gross revenues for the year ended December 31, 2003 were $7.8 million. Our net income for the year ended December 31, 2004 was $20.4 million, as compared to $2.4 million for the year ended December 31, 2003.

     For each quarter since our founding, we have devoted significant resources to product development. We have steadily built up our product development team in order to analyze consumer demands and to expand the range of our service offerings to attract new customers and increase usage among our existing customers. The size of our product development team increased from 149 persons as of December 31, 2003 to 320 persons as of December 31, 2004. In particular, we have strengthened our product development capabilities in the rapidly growing areas of mobile games, IVR and CRBT. We expect to remain committed in the coming year to enhancing our product development capabilities through a managed enlargement of our product development team while focusing on research for and development of proprietary technology and content.

     We have also committed significant resources since our founding to building our sales and marketing team, which we believe has been crucial in promoting our brand and placing our services in the hands of users by building our relationships with mobile operators and distribution channels. The size of our sales and marketing team increased from 36 persons in nine provinces as of December 31, 2003 to 110 persons in 21 provinces as of December 31, 2004. In addition to expanding our sales and marketing team, we also have participated in joint promotional arrangements to promote our brand and services. We expect our focus on sales and marketing efforts to continue in the coming year.

     PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include wireless value-added services and Internet content services. According to PRC laws and regulations, as of December 11, 2003, foreign investors are permitted to hold up to 50% of a company in China engaged in value-added telecommunications services.

     However, uncertainty exists as to how these regulations will be implemented. The PRC government authorities are still in the process of drafting detailed rules with respect to the procedures for the application for and approval of establishing a foreign-invested value-added telecommunications services enterprise. As a result, we conduct substantially all of our operations through Beijing AirInbox, Beijing Boya Wuji and Beijing WINT, which are owned by PRC citizens. We have entered into loan agreements with each of the shareholders of Beijing AirInbox, pursuant to which we provided interest-free loans to each of the shareholders of Beijing AirInbox for a term of 10 years, in an aggregate amount of $1.2 million (RMB$10 million) to be invested exclusively in Beijing AirInbox. We have also entered into a series of contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and their shareholders, including the exclusive technical and consulting services agreements and trademark and domain name license agreements pursuant to which we are entitled to receive service and license fees. In addition, we have entered into equity pledge agreements with each of the shareholders of each of our operating companies, pursuant to which each of the shareholders pledged all of his or her interest in our operating companies to us as security for the performance by each of our operating companies of their obligations under the exclusive technical and consulting services agreements. As a result of these contractual arrangements, under U.S. GAAP, we are the primary beneficiary of the investments in our operating companies and we consolidate their results of operations in our consolidated financial statements. For a description of the PRC regulations restricting foreign ownership of companies that provide wireless value-added services and Internet content services in China, see “Item 4— Information on the Company— Regulation”. For a description of the contractual arrangements with our operating companies, see “Item 4— Information on the Company— Our Corporate Structure” and “Item 7—Related Party Transactions”. For a discussion of the tax implications of charging service fees pursuant to the contractual arrangements with our operating companies, see “— Taxation”. For a description of the consolidation of our financial statements, see note 2 to the audited consolidated financial statements.

     We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of their development, particularly in new and rapidly evolving markets such as wireless value-added services.

     The major factors affecting our results of operations and financial condition include:

•	Growth of the wireless value-added services consumer market in China;

•	Technological advancement of the mobile telecommunications market, including the adoption of 2.5G and subsequent standards of mobile handsets and networks, in China;

•	Attractiveness and variety of our services;

•	Our product development efforts to capitalize on market opportunities;

•	Expansion of our marketing and promotion activities;

•	Change in the number, scope and terms of our cooperation arrangements with the mobile operators, content providers, mobile handset manufacturers, mobile handset distributors and other key players in China’s mobile telecommunications industry; and

•	Changes in government or mobile operator regulatory policies.

     In particular, our business may be adversely affected if the terms or conditions of our contractual arrangements with mobile operators should change with regard to any particular type of service. In order to reduce the risk that our results of operations and financial conditions would be overly dependent upon, and disproportionately impacted by, any particular service offering, technology platform or mobile operator, we have sought to broaden the range of our services, develop new relationships with mobile operators and expand our distribution channels. The growth of our product development and sales and marketing teams underscores our focus on enhancing our ability to bring new services to market quickly and effectively so that we can preserve our leading position on key 2.5G services with China Mobile. Meanwhile, we have also begun developing our relationship with China Unicom, China Telecom and China Netcom in order to broaden the base of our operation. In addition, we have increased the number of distribution arrangements we have with major mobile handset manufacturers to further enhance the distribution of our services and promote our brand.

Revenues

     We derive revenues from providing wireless value-added services to mobile phone users, substantially all of whom are customers of China Mobile and its subsidiaries.

     The following table sets forth the historical consolidated revenue attributable to services derived from each of our 2.5G and 2G technology platforms in terms of amount and as a percentage of our total gross revenues for the periods indicated:

	For the period from May 6, 2002		For the year ended December 31,
	to December 31, 2002		2003		2004
		Percentage of		Percentage of		Percentage of
	Amount	revenue	Amount	revenue	Amount	revenue
		(in thousands of U.S. dollars, except percentages)
2.5G services
WAP	131.3	66%	3,852.9	49%	22,101.5	46%
MMS	—	—	2,085.5	27%	17,264.1	36%
JavaTM	—	—	17.6	0%	783.6	2%

Total	$131.3	66%	$5,956.0	76%	$40,149.2	84%
2G services
SMS	69.0	34%	1,839.2	24%	6,629.6	14%
IVR	—	—	—	—	1,068.1	2%
CRBT	—	—	11.5	0%	122.3	0%

Total	69.0	34%	1,850.7	24%	7,820.0	16%

Total gross revenues	$200.3	100%	$7,806.7	100%	$47,969.2	100%

     We derive our revenue primarily through contracts with mobile operators that are nationwide in scope or that cover large geographic areas of China. However, we believe that users in Guangdong province and the coastal provinces of China constitute the most significant portion of our user base. As a result, we allocate additional resources to these areas, including establishing sales offices in most of these provinces.

     Prior to 2004, we generated all of our revenues from fees paid by mobile phone users who use our services through China Mobile’s network. In 2004, we began to receive revenue from services provided on the networks of China Unicom, China Netcom and China Telecom, but such revenue amounted to less than 1% of our total revenues during the year ended December 31, 2004. We recognize revenue derived from our services before deducting the service fees and the net transmission charges paid to the mobile operators. Fees for our services are charged on either a transaction or monthly subscription basis and vary according to the type of services delivered. For a description of our fees and arrangements with the mobile operators, see “Item 4— Information on the Company— Our Business— Strategic Relationships— Mobile Operators”. We recognize all revenues in the period in which the services are performed. For a description of our revenue recognition policy, see “— Critical Accounting Policies”.

     As mobile operators do not provide us detailed revenue breakdown on a service-by-service basis, we depend on our internal data management system to monitor revenue derived from each of our services. We make our business decisions including research and development of new services and reallocation of resources to popular services based on our internal data, taking into account other factors including strategic considerations.

Cost of Revenues

     Our cost of revenues includes the following:

•	Service fees due to the mobile operators, which are generally 15% of the gross revenues with an additional 15% when the mobile operator provides customer services for us and an additional 35% when the mobile operator provides marketing and promotional services for us;

•	Net transmission charges payable by us to the mobile operators, calculated as the number of messages we send to users in excess of the number of message requests received by us multiplied by a per message transmission fee, which varies depending on the total volume of messages sent in any given month;

•	Payments to content providers for the use of their content, and to mobile handset manufacturers and other industry partners with whom we have cooperation arrangements, in the form of a fixed fee or a percentage of our aggregate net cash received from the mobile operators with respect to services provided through the cooperation arrangements; and

•	Bandwidth leasing charges and depreciation and facility costs relating to equipment used to provide wireless-value added services.

     Our cost of revenues for the years ended December 31, 2004 and December 31, 2003 was $15.7 million and $2.3 million, respectively. During the year ended December 31, 2004, our cost of revenues totaled 32.74% of gross revenues, of which service fees to mobile operators represented 15.47%, payments to handset manufacturers represented 6.62%, net transmission charges to mobile operators represented 4.69%, payments to content providers represented 4.10% and bandwidth leasing charges, depreciation and facility costs represented 1.86%.

     Our cost of revenues increased substantially in 2004 as a result of an increase in the volume of our services. The cost of revenues as a percentage of total revenues also increased due to an increase in the number of mobile handset manufacturers and other business partners with which we have cooperation agreements and to which we pay a portion of the net cash that we receive from the mobile operators. We believe that such cooperation agreements provide users with an easy way to subscribe to our services and are a cost-effective way for us to acquire users. As part of our business strategy, we intend to pursue more such cooperation arrangements, which may decrease our gross margin in the future.

Operating Expenses

     Our operating expenses include product development, sales and marketing, general and administrative expenses and amortization of deferred stock compensation.

     The following table sets forth certain consolidated operating expenses data in terms of amount and as a percentage of our gross revenues for the periods indicated:

	For the period from May
	6, 2002 to December 31,		For the year ended December 31,
	2002		2003		2004
		Percentage		Percentage		Percentage
	Amount	of revenue	Amount	of revenue	Amount	of revenue
		(in thousands of U.S. dollars, except percentages)
Product development	$164.2	82.0%	$1,369.5	17.5%	$4,357.6	9.1%
Sales and marketing	128.9	64.3%	841.4	10.8%	3,228.3	6.7%
General and administrative	317.3	158.4%	882.7	11.3%	4,407.2	9.2%
Amortization of deferred stock compensation	—	—	22.0	0.3%	482.8	1.0%

Total	$610.4	304.7%	$3,115.6	39.9%	$12,475.9	26.0%

     Product Development Expenses. Our product development expenses consist primarily of compensation and benefits for our product development team, which focuses on developing and improving our services and adapting them for next-generation technology platforms. While our product development expenses have increased since our formation due to the increase in the size of our product development team, our product development expenses as a percentage of our gross revenues have decreased significantly since our inception in May 2002. We expect our product development expenses to increase in absolute terms as our company grows, but expect such expenses to remain stable or decrease slightly as a percentage of our gross revenues.

     Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising, sales and marketing expenses, including expenses associated with sponsoring promotional events, as well as compensation and benefits for our sales, marketing and customer service departments. Our sales and marketing expenses have increased since our inception, primarily due to the growth of our sales and marketing team as well as an expansion of our marketing efforts. We expect that our sales and marketing expenses will increase as we further promote our KongZhong brand name in future periods.

     General and Administrative Expenses. Our general and administrative expenses consist primarily of business taxes, compensation and benefits for general management, finance and administrative personnel, professional fees, lease expenses and other office expenses. Our general and administrative expenses have increased since our inception, but have decreased significantly as a percentage of our gross revenues. Our legal and accounting expenses rose in 2004 because of the greater costs related to being a publicly listed company. We expect our general and administrative expenses to increase as our business expands in future periods because larger revenues will incur larger business taxes.

     Amortization of Deferred Stock Compensation. In June 2002, we adopted our 2002 Plan, which governs the stock option grants we have made. We grant options to purchase our shares to our employees and we record a compensation charge for the excess of the fair value of the stock at the measurement date over the amount our employee must pay to acquire the stock. Deferred stock compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally over four years. See “Item 6— Directors, Senior Management and Employees— Stock options” for a description of our stock option plan and grants. Our amortization of deferred stock compensation increased substantially in 2004, representing the difference between the deemed fair value of our ordinary shares for accounting purposes and the exercise price of our options granted in 2003 and February 2004.

Critical Accounting Policies

     The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Below we have summarized our accounting policies that we believe are both important to the portrayal of our financial results and involve the need to make estimates about the effect of matters that are inherently uncertain. We also have other policies that we consider to be key accounting policies. However, these policies do not meet the definition of critical accounting estimates because they do not generally require us to make estimates or judgments that are difficult or subjective.

Revenue Recognition

     Our revenues are primarily derived from providing wireless interactive entertainment, media and community value-added services to customers of China Mobile and its subsidiaries. The fees for such services are determined by us in consultation with the mobile operators, are charged on a transaction basis or on a monthly subscription basis and vary according to the type of services delivered.

     We deliver wireless value-added services to users through the mobile operators’ networks and we rely upon the mobile operators to provide us with billing and collection services. We record revenues based on monthly statements from the mobile operators confirming the value of our services that they billed to users in the month. Before the second half of 2004, mobile operators usually sent such statements within 30 days after the end of each month. Beginning in the second half of 2004, China Mobile has introduced several new policies that have had the effect of lengthening the billing cycle. These new policies include the following:

•	revenue collection for certain wireless value-added services has been decentralized from the parent to the provincial subsidiaries through which we provide services, and

•	the subsidiaries have begun implementing the Mobile Information Service Center, or MISC, a mobile data management platform that records, processes and analyzes information relating to the provision of certain wireless value-added services, including usage, transmission and billing information.

     Since implementation of the new policies, in general, within 45 days after the end of each month, each of the mobile operators delivers to us a statement confirming the value of the wireless value-added services provided by us for which they billed users in that month, and within 45 days after that each of the mobile operators pays us for the services, net of service and transmission fees.

     A small portion of our reported revenues and related cost of revenues may involve estimations due to late billing confirmations by operators. In 2004, estimated revenue accounted for 4% of our reported gross revenues. In the first quarter of 2005, estimated revenue accounted for less than 1% of our reported gross revenues. Our estimations are based on:

•	our internal data management system,

•	our past experience, and

•	our verbal communications with the mobile operators.

     We internally tabulate the value of a wireless value-added service provided based in part on delivery confirmations sent to us by the networks of the mobile operators with respect to each delivery of our services to a user within 72 hours of delivery. We record these confirmations in our internal data management system. There has historically been a discrepancy between the value that we estimate and the value that we are entitled to receive based on the monthly statements provided by the mobile operators. This discrepancy varies across different technology platforms and arises for various reasons:

•	Late notification of delinquent customers. The mobile operators may from time to time classify certain customers as delinquent customers for non-payment of services. The mobile operators request all service providers to cease delivering services to customers once they are classified as delinquent. However, time lags often exist between when a customer is classified as delinquent and when we receive such information from the mobile operators. As a result, we occasionally unintentionally provide services to these delinquent customers for which the mobile operators will not make payments to us.

•	Customer database out of synchronization. Customers may cancel their subscriptions through the mobile operators. Although we synchronize our and the mobile operators’ databases of customer information on an ongoing basis, our databases are not always completely in synchronization with those of the mobile operators. As a result, until our databases are synchronized with the mobile operators’, we could provide services to customers who have cancelled their subscriptions, for which we are not entitled to receive revenue.

•	Duplicate billing. China Mobile typically generates system identification numbers to identify customers who use our WAP services, rather than directing the real phone numbers to us. Occasionally the platform operators inadvertently generate multiple identification numbers for one mobile number. In such case, the multiple bills for the multiple identification numbers have to be eliminated from the monthly statement the mobile operators provide to us.

•	Delivery failure. When mobile operators send us delivery confirmations within 72 hours of our delivery of value-added services, the confirmations will indicate three possible outcomes: success, failure, or unknown. Our internal system recognizes successful confirmations as services provided. As a result, there exist discrepancies between our records and the monthly statement provided by the mobile operators for confirmations marked as “unknown” where our services were successfully delivered or where the confirmation was incorrect.

•	Unbillable users. In 2005, certain provincial subsidiaries of China Mobile began to offer 2.5G services to customers who receive mobile telephone services on a pre-paid basis. Such customers may subscribe to our services or download our products, and our internal databases do not distinguish between these and other customers. However, the mobile operators do not yet have any means to bill these pre-paying customers for the wireless value-added services that they receive. As a result, the mobile operators’ monthly statements do not include fees for such users.

     As the internal estimation may not be entirely consistent with the actual revenues confirmed by the monthly statements that we eventually receive, we would multiply our internal tabulation of expected revenue from mobile operators from whom we have not received monthly statements by a realization factor applicable to the relevant mobile operator and service and determined according to the average discrepancy over the previous 12 months between our internal tabulations of expected revenues and the actual revenues based on the monthly statements. In addition, our employees verbally communicate with the mobile operators’ billing personnel regarding the estimated revenue for the period in question. We may or may not get additional comfort from such verbal communications.

     It is our practice to release our unaudited quarterly financial statements to the market. Due to our past experience with the timing of receipt of the monthly statements from the operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues for which we will not have received monthly statements. In such an instance, our internal estimates would be based on our own internal estimation of expected revenues from services provided. As a result of reliance on our internal estimates, we may overstate or understate our revenues for the relevant reporting period. Any difference between our estimated and actual revenues may result in subsequent adjustments to our revenues reported in our financial statements.

     As China Mobile’s provincial subsidiaries increasingly implement MISC, we are adapting our own internal data management systems in order to align them with MISC and reduce the discrepancy between our revenue estimates and the revenue calculated by the mobile operators.

     Beginning in the second half of 2004, China Mobile and its provincial subsidiaries have been gradually implementing a series of policies that are designed to improve customer service and satisfaction and that have had an impact on our revenue recognition. These policies include:

•	not recognizing revenue to us and other SPs for MMS messages that cannot be delivered because of network or handset problems,

•	canceling subscriptions of users who fail to access their wireless value-added service subscriptions for a certain period of time,

•	requiring more complicated procedures for users to confirm new subscriptions to wireless value-added services, and

•	removing from subscriber lists those users who fail to pay China Mobile or the provincial subsidiaries, or who cannot be billed because they use pre-paid telecommunications service cards.

     As a result of these new policies, our 2G revenues, which accounted for approximately 16% of our total revenues for the year ended December 31, 2004, decreased 6% during the fourth quarter of 2004 as compared to the third quarter of 2004, and our MMS revenues, which accounted for 36% of our total revenues for the year ended December 31, 2004, declined approximately 54% in the first quarter of 2005 as compared to the fourth quarter of 2004. We cannot assure you that these new policies will not further adversely impact our financial performance in the future.

     We evaluate our cooperation arrangements with the mobile operators to determine whether to recognize our revenue on a gross basis or net of the services fees and net transmission charges paid to the mobile operators. Our determination is based upon an assessment of whether we act as a principal or agent when providing our services. We have concluded that we act as a principal in the arrangement. Factors that support our conclusion include:

•	We are able to establish prices within ranges prescribed by the mobile operators;

•	We determine the service specifications of the services we will be rendering; and

•	We are able to control the selection of our content suppliers.

     Although the mobile operators must approve the prices of our services in advance, we have been able to adjust our prices from time to time to reflect or react to changes in the market. In addition, the mobile operators usually will not pay us if users do not receive the services or cannot be billed due to transmission and billing failures. As a result of these mobile operator policies, we bear a portion of the delivery and billing risks for our portion of the revenues generated with respect to our services. Based on these factors, we believe that recognizing revenues on a gross basis is appropriate.

Stock-based Compensation Expense

     Our stock-based employee compensation plan is described in more detail under “Item 6— Directors, Senior Management and Employees— Stock options”. We grant stock options to our employees and we record a compensation charge for the excess of the fair value of the stock at the measurement date over the amount an employee must pay to acquire the stock. We amortize deferred stock compensation using the straight-line method over the vesting periods of the related options, which are generally four years.

     We have recorded deferred stock-based compensation to represent the difference between the deemed fair value of our ordinary shares for accounting purposes and the option exercise price. We determined the deemed fair value of our ordinary shares based upon several factors, including a valuation report from an independent appraiser and the price of our then most recent preferred share placement. We recorded deferred stock-based compensation expense of $0, $0.2 million and $2.2 million for stock options granted to employees for the period from May 6, 2002 to December 31, 2002 and the years ended December 31, 2003 and December 31, 2004, respectively, and we amortized $0, $21,986 and $0.5 million for the period from May 6, 2002 to December 31, 2002 and the years ended December 31, 2003 and December 31, 2004, respectively. If we had used different assumptions or criteria to determine the deemed fair value of our ordinary shares, materially different amounts of stock-based compensation could have been reported.

     Pro forma information regarding net income (loss) and net income (loss) per share is required in order to show our net income (loss) as if we had accounted for employee stock options under the fair value method. We use the Black-Scholes option pricing model to compute the fair value. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We use projected volatility rates, which are based upon historical volatility rates experienced by comparable public companies. Because our employee stock options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

     The historical pro forma net income (loss) and pro forma net income (loss) per share that we used in calculating the fair value of the options granted to employees may not be representative of the pro forma effects in future years of net income (loss) and earnings per share for the following reasons:

•	The number of future shares to be issued under these plans is not known; and

•	The assumptions used to determine the fair value can vary significantly.

Recent Accounting Pronouncements

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”, or SFAS No. 123(R), which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant date fair value. Pro forma disclosure previously permitted under SFAS 123 is no longer an alternative. The new standard will be effective for us in the first interim or annual reporting period beginning after December 31, 2005. Under SFAS No. 123(R), we could elect the modified prospective or modified retroactive option for transition on the adoption of this new standard. Under the modified retroactive option, prior periods are adjusted on a basis consistent with the pro forma disclosures previously required for those periods by SFAS No. 123. Under the modified prospective option, compensation expense for all unvested stock options must be recognized on or after the required effective date based on the grant date fair value of those stock options. We are still in the process of evaluating the impact. Prior to the adoption of SFAS No. 123(R), we will continue to utilize the accounting method prescribed by APB Opinion No. 25 and we have adopted the disclosure requirements of SFAS No. 148 as of December 31, 2003, as allowed by SFAS No. 123.

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”, or SFAS No. 150. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of SFAS No. 150 are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embody an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on our financial position, cash flows or results of operations.

     In January 2003, the FASB issued FIN 46. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after December 15, 2004 unless we have a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. However, we have retroactively adopted the provisions from the inception of the VIE.

Results of Operations

Year ended December 31, 2004 compared to year ended December 31, 2003

     The following table sets forth, for the periods presented, certain data from our consolidated results of operations. This information should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this annual report.

	For the period from May 6, 2002 to		For the year ended December 31,
	December 31, 2002		2003		2004
		Percentage of		Percentage of		Percentage of
	Amount	revenue	Amount	revenue	Amount	revenue
		(in thousands of U.S. dollars, except percentages)
Gross revenues
2.5G(1)	$131.3	65.6%	$5,956.0	76.3%	$40,149.2	83.7%
2G(2)	69.0	34.4%	1,850.7	23.7%	7,820.0	16.3%

Total gross revenues	200.3	100.0%	7,806.7	100.0%	47,969.2	100.0%
Cost of revenues	(84.3)	(42.1)%	(2,284.0)	(29.3)%	(15,704.8)	(32.7%)

Gross profit	116.0	57.9%	5,522.7	70.7%	32,264.4	67.3%
Operating expenses:

	For the period from May 6, 2002 to		For the year ended December 31,
	December 31, 2002		2003		2004
		Percentage of		Percentage of		Percentage of
	Amount	revenue	Amount	revenue	Amount	revenue
		(in thousands of U.S. dollars, except percentages)
Product development	164.2	82.0%	1,369.5	17.5%	4,357.6	9.1%
Sales and marketing	128.9	64.3%	841.4	10.8%	3,228.3	6.7%
General and administrative	317.3	158.4%	882.7	11.3%	4,407.2	9.2%
Amortization of deferred stock compensation	—	—	22.0	0.3%	482.8	1.0%

Total operating expenses	610.4	304.7%	3,115.6	39.9%	12,475.9	26.0%

(Loss) income from operations	(494.4)	(246.8)%	2,407.1	30.8%	19,788.5	41.3%
Interest income, net	0.5	0.2%	1.0	—	601.9	1.2%
Other expenses, net	—	—	—	—	(21.2)	0.0%

Net (loss) income	$(493.9)	(246.6)%	$2,408.1	30.8%	20,369.3	42.5%

___________
(1)	Includes WAP, MMS and JavaTM. We began to provide WAP, MMS and JavaTM services on a paid basis in September 2002, April 2003 and November 2003, respectively.

(2)	Includes SMS, IVR and CRBT. We began to provide SMS, IVR and CRBT services on a paid basis in July 2002, December 2003 and October 2003, respectively.

     Gross Revenues. Our gross revenues increased substantially to $48.0 million in 2004 from $7.8 million in 2003. The increase in our gross revenues was largely due to the rapid growth in China’s 2.5G wireless value-added services market and the usage volume of our WAP, MMS and SMS services in 2004. We offered a total of 1,278 2.5G-based products and 477 2G-based products in 2004, as compared to 470 products based on 2.5G platforms and 204 products based on 2G platforms in 2003. The number of subscriptions to our services increased to 55.5 million in 2004 from 10.9 million for 2003. The number of downloads of our services increased to 21.2 million in 2004 from 8.8 million in 2003.

     Cost of Revenues. Our cost of revenues increased substantially to $15.7 million in 2004 from $2.3 million in 2003. As our revenues increased, the amount that we paid to the mobile operators in service fees and net transmission charges also increased. The service fees that we paid to other business partners, including mobile handset manufacturers, also increased as a result of the increase in our revenues and in the number and scope of our cooperation agreements.

     Gross Profit. Our gross profit in 2004 increased substantially from 2003 primarily due to a substantial increase in the volume of our services and related revenues. We achieved a gross profit of $32.3 million in 2004 as compared to $5.5 million in 2003. Our gross profit as a percentage of total revenue decreased slightly to 67.3% in 2004 from 70.4% in 2003 due to the larger payments to mobile handset manufacturers.

     Operating Expenses. Our operating expenses increased substantially to $12.5 million in 2004 from $3.1 million in 2003. This increase was primarily driven by the increase in general and administrative expenses and product development expenses. An increase in sales and marketing expenses and amortization of deferred stock compensation also contributed to the increase in our operating expenses. Our total number of employees increased to 541 as of December 31, 2004 from 229 as of December 31, 2003.

     Our product development expenses increased to $4.4 million in 2004 from $1.4 million in 2003, primarily due to the expansion of our product development team and depreciation of fixed assets as our business grew. We expanded our product development team to 320 employees of December 31, 2004 from 149 employees as of December 31, 2003.

     Our sales and marketing expenses increased to $3.2 million in 2004 from $0.8 million in 2003 as a result of an increase in marketing activities to promote our brand name and the expansion of our marketing team as our business grew. We expanded our sales and marketing team to 110 employees as of December 31, 2004 from 36 employees as of December 31, 2003 and our customer service team to 53 employees as of December 31, 2004, from 18 employees as of December 31, 2003.

     Our general and administrative expenses increased to $4.4 million in 2004 from $0.9 million in 2003 as a result of the expansion of our business. We recorded increases in our business tax, professional fees (including fees for legal and accounting services associated with being a public company), compensation and benefits for general management, finance and administrative personnel, travel expenses, lease expenses and other office expenses. Our general and administrative staff grew to 36 employees as of December 31, 2004 from 18 employees as of December 31, 2003.

     Our amortization of deferred stock compensation increased to $0.5 million in 2004 from $21,986 in 2003 as a result of the issuance of stock options to our employees under the 2002 Plan.

Year ended December 31, 2003 compared to the period from May 6, 2002 (date of incorporation) through December 31, 2002

     The following table sets forth, for the periods presented, certain data from our consolidated results of operations. This information should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this annual report.

     Gross Revenues. Our gross revenues substantially increased to $7.8 million in 2003 from $0.2 million for the period from May 6, 2002 to December 31, 2002. The increase in our gross revenues was largely due to the additional services that we provided in 2003, which generated $2.1 million in revenue in 2003. We offered a total of 470 2.5G based services and 204 2G based services in 2003, as compared to 16 services based on 2.5G platforms and 41 services based on 2G platforms in 2002. The increase was also due to the full year effect of our operating results in 2003, during which we expanded our business to develop additional services and establish more distribution channels and partners. The number of subscriptions of our services increased to 10.9 million in 2003 from 0.4 million for the period from May 6, 2002 to December 31, 2002. The number of downloads of our services increased to 8.8 million in 2003 from 0.8 million for the period from May 6, 2002 to December 31, 2002.

     Cost of Revenues. Our cost of revenues increased substantially to $2.3 million in 2003 from $84,335 for the period from May 6, 2002 to December 31, 2002. This increase was driven by the increase in the service fees and net transmission charges paid to the mobile operators as a result of the increase in our revenue and usage volume. An increase in the service fees relating to our cooperation arrangements with other business partners also resulted in an increase in our cost of revenues as we increased the number and scope of our cooperation arrangements.

     Gross Profit. Our gross profit in 2003 increased substantially from 2002 primarily due to a substantial increase in the volume of our services and related revenues. We achieved a gross profit of $5.5 million in 2003 as compared to $0.1 million in 2002. As our gross revenues increased at a higher rate than our cost of revenues, our gross margin increased in 2003.

     Operating Expenses. Our operating expenses increased substantially to $3.1 million in 2003 from $0.6 million for the period from May 6, 2002 to December 31, 2002. This increase was primarily driven by an increase in our product development expenses and sales and marketing expenses. Increases in our general and administrative expenses and amortization of deferred stock compensation also contributed to the increase in our operating expenses. Our total number of employees increased to 229 as of December 31, 2003 from 51 as of December 31, 2002.

     Our product development expenses increased to $1.4 million in 2003 from $0.2 million for the period from May 6, 2002 to December 31, 2002, primarily due to the expansion of our product development team as our business grew. We expanded our product development team to 149 employees as of December 31, 2003 from 27 employees as of December 31, 2002.

     Our sales and marketing expenses increased to $0.8 million in 2003 from $0.1 million for the period from May 6, 2002 to December 31, 2002 as a result of an increase in marketing activities to promote our brand name and to establish additional distribution channels. We expanded our sales and marketing team to 36 employees as of December 31, 2003 from 11 employees as of December 31, 2002, and our customer service team to 18 employees as of December 31, 2003, from 3 employees as of December 31, 2002.

     Our general and administrative expenses increased to $0.9 million in 2003 from $0.3 million for the period from May 6, 2002 to December 31, 2002 as a result of the expansion of our business, including increases in our professional fees, business tax, the compensation and benefits for general management, finance and administrative personnel, travel expenses, lease expenses and other office expenses. Our general and administrative staff grew to 18 employees as of December 31, 2003 from 8 employees as of December 31, 2002.

     Our amortization of deferred stock compensation increased to $21,986 in 2003 from $0 for the period from May 6, 2002 to December 31, 2002 as a result of the issuance of stock options to our employees under the 2002 Plan.

Liquidity and Capital Resources

Cash Flows and Working Capital

     The following table sets forth our cash flows with respect to operating, investing and financing activities for the periods indicated.

	For the period
	from May 6, 2002	For the year ended December 31,
	to December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Net cash (used in) provided by operating activities	$(579.7)	$1,959.8	$15,844.7
Net cash used in investing activities	(292.3)	(864.0)	(2,430.2)
Net cash provided by financing activities	3,520.3	—	73,555.5
Effect of exchange rate changes	(2.0)	0.6	1.5
Net increase in cash and cash equivalents	2,646.2	1,096.4	86,971.5
Cash and cash equivalents, beginning of period	—	2,646.2	3,742.6
Cash and cash equivalents, end of period	$2,646.2	$3,742.6	$90,714.1

     Prior to our initial public offering in July 2004, our primary sources of liquidity were capital contributions from our founders, private placements of preferred shares to investors and cash generated from operating activities. After the completion our initial public offering, our primary sources of liquidity have been cash flow from operating activities and the proceeds of our initial public offering. As we are continuously examining opportunities to expand our business through acquisitions, we anticipate that part of the proceeds of our initial public offering may be used to fund our acquisition activities. As of December 31, 2003 and December 31, 2004, our cash and cash equivalents were $3.7 million and $90.7 million, respectively.

     We do not bill or collect payment from users of our services directly, but instead depend on the billing systems and records of China Mobile and other mobile operators to record the volume of our services provided, charge our users, collect payments and remit to us our revenue, less transmission fees and service fees. If China

Mobile ceases to continue to cooperate with us, we will explore further cooperation with other mobile service providers and explore alternative billing systems to collect bills from users.

     Net cash provided by operating activities was $15.8 million in 2004 compared to net cash used in operating activities of $2.0 million in 2003. This difference was primarily due to the net income that we generated.

     Net cash used in investing activities increased significantly to $2.4 million in 2004 from $0.9 million in 2003, due primarily to investment in fixed assets including servers, computers and vehicles in connection with the expansion of our business.

     Net cash provided by financing activities in 2004 was $73.6 million, which mainly represents the net proceeds from our initial public offering in July 2004.

     We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, including for working capital purposes, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in incurring debt service obligations and could result in operating and financial covenants that would restrict our operations. Given our short operating history, we currently do not have any lines of credit or loans with any commercial banks. As a result, we are unlikely to rely on any bank loans to meet our liquidity needs. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

     As of December 31, 2004, we did not have any indebtedness, and we did not have any material debt securities, material contingent liabilities or material mortgages or liens.

     We intend to meet our future funding needs through cash flow generated from operating activities and the proceeds of our initial public offering. Our treasury objective is to maintain safety and liquidity of our cash. Therefore, we have kept our cash and cash equivalents in short-term deposits and short-term government bills or bonds.

     The following table sets forth our indebtedness as of the dates indicated:

	As of December 31,
	2002	2003	2004
	(in thousands of U.S. dollars)
Short-term debt	$5.0	$90.0	$—

Total debt	$5.0	$90.0	$—

     As of December 31, 2004, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or purchase commitments, guarantees or other material contingent liabilities.

Contractual Obligations and Commercial Commitments

     The following table sets forth our contractual obligations as of December 31, 2004:

	Payments due by period
	Total	Within
		1 year	1-3 years	3-5 years	Thereafter
		(in thousands of U.S. dollars)
Short-term debt	$—	$—	$—	$—	$—
Operating lease obligations	1,423.3	1,022.5	400.8	—	—
Other contractual commitments*	—	—	—	—	—

Total	$1,423.3	$1,022.5	$400.8	$—	$—

*	Represents facility service fees.

     We have entered into certain leasing arrangements relating to our office premises. Pursuant to our additional leasing arrangements entered into in April 2005, as of April 30, 2005, our operating lease obligations are $1.0 million and $0.4 million in 2005 and 2006, respectively, and $1.4 million in total. As of December 31, 2004, we do not have any long-term debt obligations or purchase obligations.

Capital Expenditures

     Our total capital expenditures for equipment and motor vehicles in 2004, 2003 and for the period from May 6, 2002 to December 31, 2002 were $2.4 million, $0.9 million and $0.3 million, respectively. We currently have approximately $0.2 million worth of capital expenditures in progress, which will primarily be used in China. Our capital expenditures in progress are financed primarily from cash flows from our operating activities.

     Our capital expenditures are spent primarily on servers, computers, office equipment, leasehold improvement and vehicles. In general, there is a positive correlation between our revenue and the amount of traffic that passes through our servers and transmission equipment. From time to time we need to purchase additional servers and transmission equipment as a result of increased business traffic. Our purchase of personal computers is primarily driven by headcount increases.

     As mobile operators do not provide us detailed revenue breakdown on a service-by-service basis, we depend on our internal database system to monitor revenue derived from each of our services. We make our business decisions based on our internal data, taking into account other factors including strategic considerations.

Off-balance Sheet Arrangements

     We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Income Taxation

     The Cayman Islands currently do not levy any taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. In addition, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council that (i) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations and (ii) no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares, debentures or other obligations or by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision). This undertaking is for a period of 20 years from May 21, 2002.

     KongZhong Beijing, Beijing AirInbox, Beijing Boya Wuji and Beijing WINT are incorporated in the PRC and subject to the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Generally, PRC companies are subject to an enterprise income tax of 33%. However, KongZhong Beijing and the three operating companies each benefit from preferential tax treatment as a high technology enterprise. As such, KongZhong Beijing’s net income is tax exempt until 2005, subject to a 7.5% enterprise income tax for the following three years and subject to a 15% enterprise income tax thereafter. Beijing AirInbox’s net income was tax exempt until the end of 2004, is subject to a 7.5% enterprise income tax for three years beginning in January 2005 and subject to a 15% enterprise income tax thereafter. Beijing Boya Wuji’s net income tax is tax exempt until 2006, is subject to a 7.5% enterprise income tax for three years beginning in 2009 and subject to a 15% enterprise income tax thereafter. Beijing WINT is in the process of applying for preferential tax treatment as a high technology enterprise. Each of KongZhong Beijing, Beijing AirInbox, Beijing Boya Wuji and Beijing WINT’s high technology enterprise status is subject to periodic review by the relevant PRC governmental authority. If any of these entities is found not to qualify as a high technology enterprise for PRC tax purposes, then such entity will not be eligible for the preferential tax treatment.

     KongZhong Beijing and Beijing AirInbox recorded net losses in 2002 and 2003, and Beijing Boya Wuji and Beijing WINT recorded net losses in 2004, which they may carry forward for five years from the end of the period in which the loss was recorded to offset future net income for tax purposes. KongZhong Beijing and Beijing AirInbox recorded net profits in 2004 that are sufficient to realize the full tax benefit of the carry forward net losses. We cannot, however, give any assurances that Beijing Boya Wuji or Beijing WINT will record sufficient net income within the carry forward periods to realize the full tax benefit of their past net losses, and therefore, have recorded a full valuation allowance on the deferred tax asset balance. For a discussion of our deferred tax valuation allowance accounting policy, see “ — Critical Accounting Policies”. The tax losses carried forward as of December 31, 2004 amounted to $61,793 and will expire by 2009.

     In addition, our revenues are subject to business taxes. Since August 2003, each of Beijing AirInbox and Beijing Boya Wuji is subject to a 3% business tax for wireless value-added services and a 5% business tax for other services. Beijing WINT is also subject to a 3% business tax for wireless value-added service and a 5% business tax for other services after our acquisition in February 2005. KongZhong Beijing is subject to a 5% business tax. In future periods, we expect that a substantial portion of our revenues will be generated through Beijing AirInbox, Beijing Boya Wuji and Beijing WINT. In addition, pursuant to the arrangements that KongZhong Beijing has entered into with each of Beijing AirInbox, Beijing Boya Wuji and Beijing WINT, each of Beijing AirInbox, Beijing Boya Wuji and Beijing WINT pays us service and license fees. The amount of such payments will be subject to the 5% business tax payable by KongZhong Beijing. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions — Other Related Party Agreements”.

Item 6. Directors, Senior Management and Employees

General

The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	formulating our debt and finance policies and proposals for the increase or decrease in our issued capital and the issuance of debentures;

•	formulating our major acquisition and disposal plans, and plans for merger, division or dissolution;

•	formulating proposals for any amendments to our memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our memorandum and articles of association.

Directors and Senior Officers

     The following table sets forth certain information concerning our directors and senior officers. The business address of each of our directors and executive officers is 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, China 100044.

Name	Age	Position
Yunfan Zhou	30	Chairman of the Board of Directors and Chief Executive Officer
Nick Yang		Director, President, Acting Chief Financial Officer and Chief
	30	Technology Officer
Fan Zhang	32	Director
Charlie Y. Shi	43	Independent Director
Yongqiang Qian	32	Independent Director
Hai Qi	31	Senior Vice President of Sales and Marketing
JP Gan	33	Senior Vice President of Finance
Kingchuen Wong	34	Vice President of Corporate Development

     Yunfan Zhou, 30, one of our founders, has served as the chairman of the board of directors of our company and our chief executive officer since our inception in May 2002. Prior to establishing our company, Mr. Zhou served as vice president, executive vice president and general manager of Sohu.com Inc., an Internet portal company, from October 2000 to March 2002. In June 1999, Mr. Zhou co-founded ChinaRen Inc., an Internet portal and community company, and served as chief operating officer and general manager until October 2000, when ChinaRen Inc. merged into Sohu.com Inc. Mr. Zhou holds a master’s degree in electrical engineering from Stanford University and a bachelor’s degree in electronic engineering from Tsinghua University.

     Nick Yang, 30, one of our founders, has served as president, director and chief technology officer of our company since our inception in May 2002. Prior to establishing our company, Mr. Yang served as vice president of technology and chief technology officer of Sohu.com Inc. from October 2000 to March 2002. In June 1999, Mr. Yang co-founded ChinaRen Inc. and served as chief technology officer until October 2000, when ChinaRen Inc. merged into Sohu.com Inc. Mr. Yang holds a master’s degree in electrical engineering from Stanford University and a bachelor’s degree from the University of Michigan.

     Fan Zhang, 32, has been a director of our company since September 2002. Mr. Zhang has been a senior vice president of Draper Fisher Jurvetson ePlanet Ventures, which together with its affiliates held 8.9% of our shares before our initial public offering and 6.1% immediately afterward. He also holds directorships in a number of private companies. From 1997 to 1999, Mr. Zhang served as a financial analyst in the Investment Banking Division of Goldman Sachs (Asia) L.L.C. He was an engineer at Focus Graphics, Inc. in California from 1992 to 1994. Mr. Zhang holds an MBA degree from Stanford University Graduate School of Business and a bachelor’s degree in economics from Stanford University.

     Charlie Y. Shi, 43, has been a director of our company since September 2002 and an independent director since April 2004. Mr. Shi has been a member of the Investment Committee of CMT ChinaValue Capital Advisors

Limited since May 2004. From April 2001 to April 2004, Mr. Shi served as a managing director of China Assets Investment Management Limited, a Hong Kong-based investment management company. China Assets Investment Management Limited is the sole investment manager of China Assets (Holding) Limited, a Hong Kong registered investment fund that owns 100% of the shares of Global Lead Technology Limited, a holding company that held 13.3% of the shares of our company before our initial public offering and 9.1% immediately afterward. From February 2000 to March 2001, Mr. Shi was the senior vice president of SOFTBANK China Venture Capital Limited. He served as deputy managing director of Toplap Investments Limited, an investment advisory and management subsidiary of China Insurance (Hong Kong) Group, from February 1998 to December 1999, and served at Merrill Lynch & Co. from March 1992 to January 1998, where his last position was assistant vice president. Mr. Shi holds an MBA degree from California Lutheran University and a bachelor’s degree in economics from Fudan University in Shanghai. He is also a graduate of the Harvard Business School Advanced Management Program.

     Yongqiang Qian, 32, has been an independent director of our company since April 2004. Mr. Qian is also the chief executive officer of New Oriental Online Company, an entity specializing in online education that he founded in December 2000, and the chief executive officer of Beijing Liandong Weiye Development Co. Ltd., an entity specializing in wireless value-added services that he co-founded in October 2000. He was also a director and vice president of Beijing New Oriental Education and Technology Group, the parent company of New Oriental Online Company, from 2000 to 2004. From 1993 to 1997, he was a co-founder and project manager at Beijing New Oriental School, a company providing educational and training services, and an affiliate of Beijing New Oriental Education and Technology Group. Mr. Qian holds an MBA degree from Yale University School of Management and a bachelor’s degree from North China University of Technology.

     JP Gan, 33, has been senior vice president of finance of our company since May 2005. Before joining our company, he was a director of The Carlyle Group in Hong Kong from 2000 to 2005. He also worked at the investment banking division of Merrill Lynch in Hong Kong from 1999 to 2000, and for then-Price Waterhouse in the United States from 1994 to 1997. Mr. Gan holds an MBA degree from the University of Chicago Graduate School of Business and a BBA from the University of Iowa. He is a CPA in the State of Illinois. Since 2002, Mr. Gan has served on the board of directors of Ctrip.com International Limited (Nasdaq: CTRP).

     Hai Qi, 31, has been senior vice president of sales and marketing of our company since October 2004. Before joining our company, he was a vice president at ASPire Technologies and the chief representative in its Beijing office. From 2000 to 2002, Mr. Qi was the chief representative in the Beijing office of Shanghai Intrinsic Computer Company, a predecessor company of Linktone Ltd. Mr. Qi graduated from Tianjin University with a degree in industrial engineering.

     Kingchuen Wong, 34, has been vice president of corporate development of our company since 2004. Prior to that, she was director of corporate development. Before joining our company, she was a director of business development at TOM Online Inc. from 2003 to 2004. She was an associate at Softbank Asia Infrastructure Fund and Softbank China May 2000 to 2003. Ms. Wong holds a bachelor’s degree in telecommunications from Beijing Jiaotong University.

     There is no family relationship between any of our directors or senior officers.

     As a Nasdaq listed company, we are required by the Nasdaq Listing Rules to have a majority of our board comprised of independent directors as of July 31, 2005. On June 21, 2005, our board accepted the resignation of Fan Zhang as a director, effective July 1, 2005, and elected Hanhui Sun to take his place, also effective July 1, 2005. The board determined that Mr. Sun meets the requirements for independence set by the U.S. securities laws and Nasdaq Listing Rules. As a result, as of July 1, a majority of our board will be comprised of independent directors.

     Our Memorandum and Articles of Association do not set a fixed term for our directors. However, our board of directors has approved a resolution asking the shareholders to amend the Articles at the next general meeting to set a three-year term for directors. Retiring directors are eligible for re-election. Each of our executive directors has entered into a service contract with us, while other directors have entered into no such agreements.

However, beginning July 1, 2004, each of our independent directors receives $10,000 in compensation for every six-month period of board service.

     Each of our senior officers has entered into an employment agreement and a non-compete agreement with us. Pursuant to the employment agreements, each of our senior officers is entitled to receive a basic salary and may also receive an annual bonus if a certain level of performance has been achieved. All of the senior officers are bound by the confidentiality and non-competition provisions in each of their employment agreements and non-compete agreements with us.

Board Practices

     To enhance our corporate governance, our board of directors established three board committees: an audit committee, a nominations committee and a compensation committee, which are comprised solely of independent directors.

Audit Committee

     We have established an audit committee in accordance with the Nasdaq Listing Rules, which reviews our internal accounting procedures and considers and reports to our board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The committee has a formal written charter that sets forth its duties and powers. The members of our audit committee are Charlie Y. Shi and Yongqiang Qian, both of whom are our independent directors. We are required by the Nasdaq Listing Rules to have an audit committee of at least three members, each of whom is independent, as of July 31, 2005. On June 21, 2005, our board accepted the resignation of Fan Zhang as a director, effective July 1, and elected Hanhui Sun to take his place and become the third member of the audit committee, also effective July 1. The board determined that Mr. Sun meets the requirements for independence set by the U.S. securities laws and Nasdaq Listing Rules, and also satisfies the definition of an audit committee financial expert set forth in the instructions to this Form 20-F. As a result of these board actions, our audit committee will timely satisfy the requirement of having three members, each of whom is independent.

Nominations Committee

     We have established a nominations committee, which identifies individuals qualified to become directors and recommends director nominees to be approved by our board. The committee has a formal written charter that sets forth its duties and powers. The members of our nominations committee are Charlie Y. Shi and Yongqiang Qian, both of whom are our independent directors.

Compensation Committee

     We have established a compensation committee to determine the salaries and benefits of our directors and senior officers. The committee has a formal written charter that sets forth its duties and powers. The members of our compensation committee are Charlie Y. Shi and Yongqiang Qian, both of whom are our independent directors.

Compensation of Directors and Senior Officers

     Our senior officers receive compensation in the form of salaries, annual bonuses and share options. We have entered into service agreements with each of our senior officers. None of these service agreements provide benefits to our senior officers upon termination. The aggregate remuneration paid and benefits in kind granted to our senior officers for the years ended December 31, 2004 and December 31, 2003 were approximately $0.7 million and $62,228, respectively. In addition, the aggregate remuneration paid to our non-executive directors for the years ended December 31, 2004 and December 31, 2003 were $20,000 and $0, respectively.

     The total amount set aside or accrued by us or our subsidiaries to provide housing, medical and pension benefits, unemployment insurance and staff welfare for employees, including our executive directors and senior officers, is $0.6 million.

Stock Options

     The 2002 Plan was adopted by our shareholders at a meeting held on June 6, 2002. The 2002 Plan is intended to provide incentives to our directors, officers and employees as well as consultants and advisors of our company and its present or future parent company or subsidiaries, or the related corporations. Pursuant to the 2002 Plan, we originally reserved a total of 70,000,000 ordinary shares for issuance under two categories of options: incentive share options, which may only be granted to officers and employees of the related corporations, and non-qualified options, which may be granted to any employee, officer, director, consultant or advisor of the related corporations. We increased the number of ordinary shares reserved for issuance in the 2002 Plan to 105,000,000 on February 15, 2004, and such increase has been approved by our shareholders.

     We have granted an aggregate of 96,910,000 options which are outstanding, of which 25,737,500 were exercisable, as of December 31, 2004 as adjusted by cancellations following initial grants and our share split at exercise prices ranging from $0.0025 to $0.25 per ordinary share.

     With respect to the options that we have granted, the vesting schedule for the incentive share options provides for 25% of the options to vest on the first anniversary of the date of the grant, and the remaining 75% to vest in 12 equal quarterly installments beginning one calendar quarter after the date of such anniversary. The non-qualified options vested immediately upon grant of such options. The expiration date for each option is ten years from the date of grant. The exercise price of each option was the estimated fair market value as determined by our board of directors after taking into consideration all factors in good faith.

     The 2002 Plan provides for acceleration of awards upon the occurrence of certain consolidations, mergers, acquisitions or sale of all of substantially all assets or shares of our company. In any such case, our board shall take one of more of the following actions, among others, accelerate the date of exercise of such options or any installment of such options, provide a fixed period of time that the grantees must exercise or terminate all options in exchange for cash payment.

     Our board of directors administers the 2002 Plan and has wide discretion in awarding share options. Subject to the provisions of the 2002 Plan, our board of directors determines who will be granted options, the type and timing of options to be granted, the vesting schedule and other terms and conditions of the options, including the exercise price.

     Generally, if an outstanding incentive share option granted under the 2002 Plan has not vested by the date of termination of the grantee’s employment with us, no further installments of his or her incentive share options will become exercisable following the date of such cessation of employment, and his or her incentive share options will terminate after a period of 90 days from such cessation of employment.

     Our board of directors may terminate or amend the 2002 Plan at any time; provided, however, that our board of directors must seek our shareholders’ approval with respect to certain major modifications to the 2002 Plan, and, if such amendment or termination would adversely affect the rights of a grantee under any option granted, the approval of such grantee would be required. Without further action by our board of directors, the 2002 Plan will terminate on June 6, 2012.

     The following table sets forth information on stock options that have been granted and are outstanding as of April 30, 2005 pursuant to the 2002 Plan.

	Number of shares		Exercise price per
	to be issued upon		share
Name of grantee	exercise of options	Expiration date	(in U.S. dollars)
Senior Officers
Richard Wei, former chief financial officer (1)	3,500,000	July 21, 2005	$0.250
Hai Qi, senior vice president of sales and marketing (2)	8,000,000	October 27, 2014	0.175
Charlie Y. Shi(3)	2,000,000	January 2, 2015	0.250
Yongqiang Qian(3)	2,000,000	January 2, 2015	0.250
Kingchuen Wong(2)	800,000	October 27, 2014	0.175
Other employees (comprising 168 individuals)	69,180,000	Varies from June 30, 2012 to October 27, 2014	0.0025-0.250
Total	85,480,000

(1)	The options vest periodically, with the first tranche vesting on February 18, 2005. Mr. Wei resigned from our company on April 22, and he has 90 days, or until July 21, 2005, to exercise his vested options under the terms of the stock option plan.

(2)	The options will vest periodically, with the first tranche vesting on October 28, 2005.

(3)	The options vest periodically, with the first tranche vesting on January 3, 2002.

Stock-based Compensation Expense

     We grant stock options to our employees and we record a compensation charge for the excess of the fair value of the stock at the measure date over the amount an employee must pay to acquire the stock compensation using the straight-line method over the vesting periods of the related options, which are generally four years.

     We have recorded deferred stock compensation to represent the difference between the deemed fair value of our ordinary shares for accounting purposes and the option exercise prices. We determined the deemed fair value of our ordinary shares based upon several factors, including a valuation report from an independent appraiser and the price of our then most recent preferred share placement. We recorded deferred stock-based compensation expense of $0, $0.2 million and $2.0 million for stock options granted to employees, and amortized $0, $21,986 and $0.5 million, for the period from May 6, 2002 to December 31, 2002, 2003 and 2004, respectively.

Share Ownership

     As of December 31, 2004, the following directors and officers owned ordinary shares in our company.

		Percentage of our issued share capital
Name	Number of shares beneficially owned	as of December 31, 2004
Yunfan Zhou	271,500,000	19.8%
Nick Yang	271,500,000	19.8%

Employees

     See “Item 4 — Information on the Company — Business — Employees”.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     The table below sets forth certain information with respect to the beneficial owners of 5% or more of our ordinary shares as of the dates indicated:

	Shares beneficially owned as of July 8,
	2004 (immediately prior to our initial		Shares beneficially owned as of December
	public offering)		31, 2004
Name	Number	Percent	Number	Percent
Yunfan Zhou (1)	287,500,000	27.4%	271,500,000	19.8%
Nick Yang	287,500,000	27.4%	271,500,000	19.8%
China Assets (Holdings) Ltd.(2)	140,000,000	13.3%	125,282,520	9.1%
Draper Fisher Jurvetson ePlanet Ventures L.P.(3)	89,880,000	8.6%	80,431,360	5.9%
Samuel Shin Fang(4)	87,500,000	8.3%	78,301,600	5.7%
Fu Lam Wu (5)	81,666,660	7.8%	73,081,460	5.3%

(1)	Mr. Zhou holds his shares in our company through Mobileren Inc., a British Virgin Islands company, which he wholly owns.

(2)	China Assets (Holdings), a publicly traded company listed on the Hong Kong Stock Exchange, holds its shares in our company through Global Lead Technology Limited, a British Virgin Islands company, which it wholly owns.

(3)	Two affiliates of Draper Fisher Jurvetson ePlanet Ventures L.P., Draper Fisher Jurvetson ePlanet Partners Fund, LLC and Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG, additionally hold 0.1% and 0.1% of our company, respectively. Fan Zhang, our director, is a senior vice president of Draper Fisher Jurvetson ePlanet Ventures.

(4)	Mr. Fang is beneficial owner of our shares through three entities: eGarden I, a Cayman Islands company, which holds 3.9% of our ordinary shares; Calver Investments Limited, a Channel Islands company, which holds 1.6% of our ordinary shares; and eGarden Ventures Hong Kong Limited, a Hong Kong company, which holds 0.2% of our ordinary shares. eGardenI is 50%-owned by Luzon Investments Ltd., a Channel Islands company, which Mr. Fang wholly owns. Mr. Fang owns 100% of Calver Investments Ltd. eGarden Ventures Hong Kong Limited is wholly owned by eGardens Ventures Ltd., a British Virgin Islands company, of which Mr. Fang owns 50%.

(5)	Fu Lam Wu holds her shares in our company through Lucky Dragon Holdings Group Ltd., a British Virgin Islands company, which she wholly owns.

     None of our major shareholders has voting rights that differ from the voting rights of other shareholders.

     As of June 14, 2005, there were 1,375,187,160 ordinary shares issued and outstanding. Citibank, N.A., the depositary under our ADS deposit agreement, has advised us that as of June 14, 2005, 10,089,679 ADSs, representing 403,587,160 common shares, were held of record by Cede & Co. and one other registered shareholder on behalf of 2,580 ADS holders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by U.S. persons.

     To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

Related Party Transactions

     In order to comply with PRC regulations, we operate our business in China through Beijing AirInbox, Beijing Boya Wuji and Beijing WINT, companies that are wholly owned by Yang Cha, Songlin Yang, Yunfan Zhou, Zhen Huang, Yang Yang, Linguang Wu and Guijun Wang, all of whom are PRC citizens. We have entered into a series of contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and their respective shareholders, including agreements on provision of loans, provision of services, license of trademarks and domain names, and certain corporate governance and shareholder rights matters.

     We have entered into a shareholders agreement with our shareholders. In addition, we have entered into certain consulting agreements with companies controlled by our current and former shareholders for provision of business advisory services.

     Below is a summary of the material provisions of these agreements.

Related Party Transactions Between Us and Our Current and Former Shareholders and Other Affiliates

     Loan Agreement. On March 31, 2004, we entered into a loan agreement with Yunfan Zhou, Songlin Yang and Zhen Huang, pursuant to which we amended and restated the terms and conditions of our long-term loans in the total principal amount of $0.2 million (RMB2 million) that we provided to Yunfan Zhou, Songlin Yang and Zhen Huang, in the proportion of their shareholding percentages in Beijing AirInbox. The loans are interest-free and the proceeds have been invested into Beijing AirInbox as a capital contribution by the borrowers. Pursuant to the loan agreement, each of the borrowers agreed to transfer his or her interest in Beijing AirInbox to KongZhong Beijing when permitted under PRC law as repayment of the loan. Each of the borrowers also undertook to us that the loan will become due and payable if, among other things, (i) either Yunfan Zhou or Nick Yang resigns or is removed from office by KongZhong Beijing or its affiliates, (ii) the respective borrower commits a criminal offense, (iii) any third party raises against the respective borrower a claim of more than $60,411 (RMB0.5 million), (iv) foreign investment in a telecommunications value-added services business is permitted and the relevant government authorities start approving such foreign investment, or (v) the borrower dies or becomes incapacitated. In addition, the loan shall be repaid only in the form of a transfer of each borrower’s entire equity interest in Beijing AirInbox to us or, if transfer of ownership to us is prohibited under applicable law, to our designees. Upon the transfer of each borrower’s equity interest in Beijing AirInbox, any proceeds from the transfer shall be used to offset his or her loan repayment obligation to us or our designees. The term of the loan agreement is ten years, automatically renewable at our option.

     On March 31, 2004, we entered into a loan agreement with Yang Cha, one of our employees, and Songlin Yang, pursuant to which we have agreed to grant loans to Yang Cha in the amount of $0.5 million (RMB4.5 million) and to Songlin Yang in the amount of $0.4 million (RMB3.5 million). These loans are interest-free and the proceeds are to be exclusively invested into Beijing AirInbox as contribution to the capital increase in Beijing AirInbox by Yang Cha and Songlin Yang. The terms and conditions of this loan agreement are substantially the same as the loan agreement that we entered into with Yunfan Zhou, Songlin Yang and Zhen Huang on March 31, 2004. See “ — Other Related Party Agreements”.

     Termination Agreement. On March 31, 2004, we entered into a termination agreement with KongZhong Beijing, Beijing AirInbox, Yunfan Zhou, Songlin Yang and Zhen Huang, pursuant to which the parties terminated previously existing loan agreements between us and such individuals. The terminated loan agreements contained substantially similar terms and conditions as those of a superseding loan agreement between us and the same individuals, which was entered into on March 31, 2004. In addition, pursuant to the termination agreement, a previously existing exclusive cooperation agreement has been terminated and superseded by various other agreements entered into by the parties on March 31, 2004, including the Exclusive Technical and Consulting Services Agreement, Equity Pledge Agreement and Business Operation Agreement. See “ — Other Related Party Agreements”.

     Consulting Agreement. On October 2, 2002, we entered into a consulting agreement with Mobileren Inc., our 27.4% shareholder which is 100% beneficially owned by Yunfan Zhou. Pursuant to this agreement, Mobileren Inc. provided us investment advisory services. In return, we paid Mobileren Inc. a consulting fee in the amount of $90,000.

     Consulting Agreement. On April 1, 2003, we entered into a consulting agreement with Wirelessrock Inc., which held a 10% equity interest in us until September 2003 and is 100% owned by Leilei Wang. Pursuant to this agreement, Wirelessrock Inc. provided us investment advisory services. In return, we paid Wirelessrock Inc. a consulting fee in the amount of $90,000.

     Investment Agreement. On February 7, 2005, we entered into an Investment Agreement and Supplementary Agreement to the Investment Agreement with Beijing WINT and its original shareholders, who are Kai Liang, Qingquan Sheng, Guopei Tang, Qiuyun Duan and Zhiguo Liang, and our designees, who are Yang Yang, Linguang Wu and Guijun Wang. All three of our designees are our employees. Pursuant to these agreements, the original shareholders of Beijing WINT agreed to transfer all of the equity interest of Beijing WINT to our designees. We agreed to pay the original shareholders of Beijing WINT a total amount of $1.7 million (RMB13.8 million) as consideration. Upon the closing in February 2005, Yang Yang, Linguang Wu and Guijun Wang held 40%, 30% and 30%, respectively, of the total equity interest of Beijing WINT.

     Capital Contribution Transfer Agreement. On January 19, 2005, Beijing AirInbox, Zhen Huang and Yunfan Zhou entered into a capital contribution transfer agreement. Pursuant to the agreement, each of Zhen Huang and Yunfan Zhou transferred 40% of the equity interest in Beijing Boya Wuji to Beijing AirInbox in exchange for aggregate compensation of RMB0.8 million (approximately $96,650). Upon the closing of this capital contribution transfer agreement, Beijing AirInbox, Zhen Huang and Yunfan Zhou hold 80%, 10% and 10%, respectively, of the total equity interest of Beijing Boya Wuji.

Other Related Party Agreements

     Option Agreements. Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, the shareholders of Beijing AirInbox, entered into an amended and restated exclusive option agreement with KongZhong Beijing on May 10, 2004 pursuant to which each of these shareholders granted KongZhong Beijing an exclusive option to acquire all of his or her interest in Beijing AirInbox at the price of $12,083.1 (RMB100,000) per one percent of its registered capital. The term of this agreement is the earlier of (i) 10 years from the date of execution and (ii) the date all of the equity interests in Beijing AirInbox have been purchased by KongZhong Beijing.

     Yunfan Zhou and Zhen Huang, the shareholders of Beijing Boya Wuji, entered into an exclusive option agreement with KongZhong Beijing on March 31, 2004, pursuant to which each of these shareholders granted KongZhong Beijing an exclusive option to acquire all of his or her interest in the Beijing Boya Wuji at the price of $1,208.2 (RMB10,000) per one percent of its registered capital. The term of this agreement is the earlier of (i) 10 years from the date of execution and (ii) the date all of the equity interests in Beijing Boya Wuji have been purchased by KongZhong Beijing.

     Yang Yang, Linguang Wu and Guijun Wang, the shareholders of Beijing WINT, entered into an exclusive option agreement with KongZhong Beijing on February 17, 2005, pursuant to which each of these shareholders granted KongZhong Beijing an exclusive option to acquire all of his or her interest in Beijing WINT at the lower price of (i) the lowest price permitted by the then PRC law or (ii) the amount of the audited net assets of Beijing WINT. The term of this agreement is until the date all of the equity interests in Beijing WINT have been purchased by KongZhong Beijing.

     Exclusive Technical and Consulting Services Agreements. Beijing AirInbox entered into an exclusive technical and consulting services agreement with KongZhong Beijing on March 31, 2004, pursuant to which KongZhong Beijing will provide ongoing technical and consulting services to Beijing AirInbox on an exclusive basis. The services to be provided under the agreement include, among others, network and web site design and maintenance, research and development and consulting on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of Beijing AirInbox for such quarter. KongZhong Beijing may partially waive any quarterly payment as long as (i) the cash and cash equivalents owned by Beijing AirInbox is below $12.1 million (RMB100 million) and (ii) the payment of service fees by AirInbox is no less than $0.6 million (RMB5 million) for such quarter. The term of this agreement is for 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option. Beijing AirInbox previously entered into an exclusive technical and consulting services agreement with KongZhong Beijing on October 10, 2003 for KongZhong Beijing to provide similar services to Beijing AirInbox in the last three months of 2003. This agreement expired on December 31, 2003.

     Beijing Boya Wuji entered into an exclusive technical and consulting services agreement with KongZhong Beijing on March 31, 2004, pursuant to which KongZhong Beijing will provide certain technical and consulting services to Beijing Boya Wuji on an exclusive basis. The services to be provided under the agreement include, among others, network and web site design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of Beijing Boya Wuji for such quarter, provided that Beijing Boya Wuji is profitable. The term of the agreement is for 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option.

     Beijing WINT entered into an exclusive technical and consulting services agreement with KongZhong Beijing on February 17, 2005, pursuant to which KongZhong Beijing will provide certain technical and consulting services to Beijing WINT on an exclusive basis. The services to be provided under the agreement include, among others, network and web site design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated monthly, based on a certain percentage of the revenues of Beijing WINT for such quarter. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law.

     Equity Pledge Agreements. Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, the shareholders of Beijing AirInbox, entered into an amended and restated equity pledge agreement with KongZhong Beijing on May 10, 2004. Pursuant to this agreement, each of these shareholders pledged all of his or her interest in Beijing AirInbox to KongZhong Beijing to guarantee the performance by Beijing AirInbox of its obligations under the exclusive technical and consulting services agreement and the domain name license agreement, dated March 31, 2004, and the trademark license agreement dated May 10, 2004 between Beijing AirInbox and KongZhong Beijing. The term of the agreement is from the date on which the pledges are recorded on the shareholders register of Beijing AirInbox until all obligations of Beijing AirInbox guaranteed under this agreement have been fully performed.

     Yunfan Zhou and Zhen Huang, the shareholders of Beijing Boya Wuji, entered into an equity pledge agreement with KongZhong Beijing on March 31, 2004. Pursuant to this agreement, each of these shareholders of Beijing Boya Wuji pledged all of his or her interest in Beijing Boya Wuji to KongZhong Beijing to guarantee the performance by Beijing Boya Wuji of its obligations under the exclusive technical and consulting services agreement, the trademark license agreement and the domain name license agreement, dated March 31, 2004, between Beijing Boya Wuji and KongZhong Beijing. The term of this agreement is from the date on which the pledges are recorded on the shareholders register of Beijing Boya Wuji until all obligations of Beijing Boya Wuji guaranteed under this agreement have been fully performed.

     Yang Yang, Linguang Wu and Guijun Wang, the shareholders of Beijing WINT, entered into an equity pledge agreement with KongZhong Beijing on February 17, 2005. Pursuant to this agreement, each of these shareholders of Beijing WINT pledged all of his or her interest in Beijing WINT to KongZhong Beijing to guarantee the performance by Beijing WINT of its obligations under the exclusive technical and consulting services agreement, the business operation agreement and the equity pledge agreement dated February 17, 2005 between Beijing WINT and its shareholders and KongZhong Beijing. The term of this agreement is from the date on which the pledges are recorded on the shareholders register of Beijing WINT until all obligations of Beijing WINT guaranteed under this agreement have been fully performed and KongZhong Beijing confirms the same in writing.

     Business Operation Agreements. Beijing AirInbox, its shareholders, Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang and KongZhong Beijing entered into an amended and restated business operation agreement on May 10, 2004. Pursuant to this agreement, Beijing AirInbox and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing AirInbox will not engage in any transactions which may have a material adverse effect on its assets, liabilities, equity or operations, including (i) lending to or assuming any obligations of a third party, (ii) selling or purchasing any assets or rights valued at more than $24,164 (RMB0.2 million), (iii) replacing or dismissing any directors or senior officers, (iv) incurring any security interest over its assets and intellectual property to any third party or assigning to any third party its rights or obligations under this agreement, (v) amending the articles of association or changing the business scope of Beijing AirInbox, and (vi) changing the normal operational process or amending any material internal guidelines of Beijing AirInbox.

In addition, Beijing AirInbox and its shareholders will appoint the designees of KongZhong Beijing, who must be employees of KongZhong Beijing, as the directors, general manager and other senior officers of Beijing AirInbox. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing full power and authority to exercise all of the respective shareholder’s rights in Beijing AirInbox. The term of this agreement is for 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option. In addition, according to a letter agreement between KongZhong Beijing and us, determination of any designees by KongZhong Beijing must be approved by the majority of our board of directors.

     Beijing Boya Wuji, its shareholders, Yunfan Zhou and Zhen Huang, and KongZhong Beijing entered into a business operation agreement on March 31, 2004. Pursuant to this agreement, Beijing Boya Wuji and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing Boya Wuji will not engage in any transactions which may have a material adverse effect on its assets, liabilities, equity or operations, including (i) lending to or assuming any obligations of a third party, (ii) selling or purchasing any assets or rights valued at more than $24,164 (RMB0.2 million), (iii) replacing or dismissing any directors or senior officers, (iv) incurring any security interest over its assets and intellectual property to any third party or assigning to any third party its rights or obligations under this agreement, (v) amending the articles of association or changing the business scope of Beijing Boya Wuji and (vi) changing the normal operations or amending any material internal guidelines of Beijing Boya Wuji. In addition, Beijing Boya Wuji and its shareholders will appoint the designees of KongZhong Beijing, who must be employees of KongZhong Beijing, as directors, general manager and other senior officers of Beijing Boya Wuji. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing full power and authority to exercise all of the respective shareholder’s rights in Beijing Boya Wuji. The term of this agreement is for 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option. In addition, according to a letter agreement between KongZhong Beijing and us, determination of any designees by KongZhong Beijing must be approved by the majority of our board of directors.

     Beijing WINT, its shareholders, Yang Yang, Linguang Wu and Guijun Wang, and KongZhong Beijing entered into a business operation agreement on February 17, 2005. Pursuant to this agreement, Beijing WINT and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing WINT will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including (i) conducting any business that is beyond normal business operations, (ii) lending to or assuming any obligations of a third party, (iii) replacing or dismissing any directors or senior officers, (iv) selling or purchasing any assets or rights valued at more than $24,164 (RMB0.2 million), (v) incurring any security interest over its assets and intellectual property on behalf of any third party, (vi) amending the articles of association or changing the business scope of Beijing WINT, (vii) changing the normal operations or amending any material internal guidelines of Beijing WINT, and (viii) assigning any rights and obligations under this agreement to any third party. In addition, Beijing WINT and its shareholders will appoint the designees of KongZhong Beijing, who must be employees of KongZhong Beijing, as directors, general manager and other senior officers of Beijing WINT. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing full power and authority to exercise all of the respective shareholder’s rights in Beijing WINT. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law or until KongZhong Beijing shall terminate the agreement by issuing written notice 30 days prior to the date of termination.

     Powers of Attorney. Each of Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, the shareholders of Beijing AirInbox, executed an irrevocable power of attorney on May 10, 2004, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing AirInbox.

     Each of Yunfan Zhou and Zhen Huang, the shareholders of Beijing Boya Wuji, executed an irrevocable power of attorney on March 31, 2004, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing Boya Wuji.

     Each of Yang Yang, Linguang Wu and Guijun Wang, the shareholders of Beijing WINT, executed an irrevocable power of attorney on February 17, 2005, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing WINT.

     Intellectual Property Agreements. KongZhong Beijing entered into an amended and restated trademark license agreement with Beijing AirInbox on May 10, 2004, granting Beijing AirInbox a non-exclusive license to use certain trademarks for a quarterly fee equal to 5% of the gross revenues of Beijing AirInbox, which is waived before we have obtained registration of such trademarks in China. In addition, such fee may be waived by KongZhong Beijing if it believes such waiver is necessary for the business of Beijing AirInbox. The term of the agreement is 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option.

     KongZhong Beijing entered into a domain name license agreement with Beijing AirInbox on March 31, 2004, granting Beijing AirInbox a non-exclusive license to use the domain names owned by KongZhong Beijing for a quarterly fee equal to 5% of the gross revenues of Beijing AirInbox, which may be waived by KongZhong Beijing if it believes such waiver is necessary for the business of Beijing AirInbox. The term of the agreement is 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option.

     KongZhong Beijing entered into an amended and restated trademark license agreement with Beijing Boya Wuji on May 10, 2004, granting Beijing Boya Wuji a non-exclusive license to use certain trademarks for a quarterly fee equal to 5% of the gross revenues of Beijing Boya Wuji, which is waived before KongZhong Beijing has obtained registration of such trademarks in China. In addition, such fee may be waived by KongZhong Beijing if it believes such waiver is necessary for the business of Beijing Boya Wuji. The term of the agreement is ten years from the date of execution, automatically renewable at KongZhong Beijing’s option.

     KongZhong Beijing entered into a domain name license agreement with Beijing Boya Wuji on March 31, 2004, granting Beijing Boya Wuji a non-exclusive license to use the domain names owned by KongZhong Beijing for a quarterly fee equal to 5% of the gross revenues of Beijing Boya Wuji, which may be waived by KongZhong Beijing if it believes such waiver is necessary for the business of Beijing Boya Wuji. The term of the agreement is 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option.

Shareholders Agreement

     On September 12, 2002, we entered into a shareholders agreement with the holders of our Series A and Series B preferred shares and the holders of our ordinary shares. Upon the completion of our initial public offering, under the terms of our preferred shares, all of our outstanding Series A and Series B preferred shares were mandatorily converted into our ordinary shares. Pursuant to the shareholders agreement, the rights of the holders of our Series A and Series B preferred shares under the shareholders agreement terminated upon the closing of our initial public offering, except that, upon receipt of demand at any time after six months following our initial public offering, we are obligated to register for public offering all or any portion of the ordinary shares that were converted from preferred shares. The holders of our ordinary shares that were converted from preferred shares are also entitled to participate in certain registrations of securities that we initiate after our initial public offering.

Item 8. Financial Information

     See “Item 18 — Financial Statements”.

Item 9. The Offer and Listing

Market and Share Price Information

     Our ADSs, each representing 40 of our ordinary shares, have been listed on Nasdaq since July 9, 2004. Our ADSs trade under the symbol “KONG”. Nasdaq is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States.

     The high and low closing prices of our ADSs on Nasdaq since listing are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2004(1)	11.97	5.329
Quarterly:
Third Quarter, 2004(1)	10.10	5.329
Fourth Quarter, 2004	11.97	6.66
First Quarter, 2005	10.36	7.32
Second Quarter, 2005	9.55	6.80
Monthly
December 2004	11.97	9.10
January 2005	9.41	7.32
February 2005	10.36	7.72
March 2005	9.83	7.48
April 2005	7.87	6.80
May 2005	8.90	6.97
June 2005 (through June 27)	9.89	9.019

(1) Our ADSs commenced trading on Nasdaq on July 9, 2004 .

Item 10. Additional Information

Share Capital

     Not applicable.

Memorandum and Articles of Association

     The section entitled “Description of Share Capital” contained in our registration statement on Form F-1 (File No. 333-116172) is incorporated herein by reference.

Material Contracts

     Other than the contracts described in “Item 4 — Information on the Company — Our Investments and Acquisitions” and “Item 7 — Major Shareholders and Related Party Transactions”, we and our operating companies have not entered into any material contracts that are not in the ordinary course of business within the two years preceding the date of this annual report.

Exchange Controls

     The Cayman Islands currently have no exchange control restrictions.

Taxation

     The following discussion of the material Cayman Islands and United States federal income tax consequences of an investment in the ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

     To the extent the following discussion relates to Cayman Islands law with respect to income tax consequences of an investment in our ADSs, it represents the opinion of Maples and Calder.

     The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to us or to any holder of ADSs. Accordingly, any payment of dividends or any other distribution made on the ordinary shares will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any shareholder and gains derived from the sale of ordinary shares will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties.

     We have received an undertaking from the Governor-in-Council of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of such undertaking (which was May 21, 2002), no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us.

United States Taxation

     This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of the acquisition, ownership and disposition of our ADSs. It applies to you only if you acquire your ADSs in this offering and you hold your ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a bank;

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	an insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds ADSs that are a hedge or that are hedged against currency risks or as part of a straddle or a conversion transaction; or

•	a person whose functional currency is not the U.S. dollar.

     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive tax treaty between the United States and the Cayman Islands. In addition, this section is based in part upon the representations of the depositary bank and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

     You are a U.S. holder if you are a beneficial owner of ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of the ADSs in your particular circumstances.

     This discussion addresses only United States federal income taxation.

     In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchange of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

Taxation of Dividends

     Under the United States federal income tax laws, and subject to the PFIC rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States.

     The dividend is taxable to you when the depositary bank receives the dividend, actually or constructively. The depositary will be in constructive receipt of the dividend when the dividend is made unqualifiedly subject to the demand of the depositary. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain. If the dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot foreign currency/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Therefore, since the value of the foreign currency may decrease before you actually convert the currency into U.S. dollars, you may actually be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will ultimately receive. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

     Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be passive income or financial services income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be passive income or general income, which in either case is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

     Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

PFIC Rules

     Although it is not entirely clear how the contractual arrangements that provide us with control over Beijing AirInbox will be treated for purposes of the PFIC rules, we believe that we should be treated as owning all the shares of Beijing AirInbox for U.S. tax purposes, and therefore, the ADSs should not be treated as stock of a PFIC for United States federal income tax purposes. Whether or not we are a PFIC must be determined on an annual basis and, accordingly, our status is subject to change.

     In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held your ADSs:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

     Passive income generally includes dividends, interest, royalties, rents (not including certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

     We believe that more than 25% of our gross income is not passive income and that, based upon our earnings history and projected market capitalization, we possess sufficient active assets, including intangible assets, such that more than 50% of the value of our assets is attributable to assets that produce or are held for the production of active income.

     If we are treated as a PFIC, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ordinary shares or ADSs; and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the ordinary shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares or ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

     Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

     If you own ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs at the end of the taxable year over your adjusted basis in your ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your ADSs will be taxed as ordinary income.

     In addition, notwithstanding any election you make with regard to the ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

     If you own ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

Dividends and Paying Agents

     Not applicable.

Statement by Experts.

     Not applicable.

Documents on Display

     You can read and copy documents referred to in this annual report that have been filed with the U.S. Securities and Exchange Commission, or the SEC, at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Subsidiary Information

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

     Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks. We have not used any derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Currency Risk

     While our reporting currency is the U.S. dollar, to date, virtually all of our revenues and costs are denominated in Renminbi and the majority of our assets and all of our liabilities are denominated in Renminbi. Following this offering, most of our assets will be denominated in U.S. dollars. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. Recently, the government of the PRC has been under international pressure to revalue the Renminbi in order to encourage Chinese imports of foreign products. Because we receive substantially all of our revenues in Renminbi, any fluctuation in the exchange rate between U.S. dollars and Renminbi will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms. See “Item 3 — Risk Factors — Risks Relating to the People’s Republic of China — Fluctuation of the Renminbi could materially affect the value of our ADSs”.

     We have experienced de minimis foreign exchange gains or losses to date. We do not engage in any hedging activities, and may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

     In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business since our inception. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.9% and 1.2% in 2004 and 2003, respectively.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

     None

Use of Proceeds

     The following “Use of Proceeds” information relates to our registration statement on Form F-1 (File No. 333-116172) filed by us in connection with our initial public offering. The registration statement, which became effective on July 8, 2004, registered 10,000,000 ADSs representing 400,000,000 ordinary shares, the aggregate offering price of which was $100 million. The offering commenced on July 8, 2004, and all securities registered under the registration statement were sold. UBS AG, Banc of America Securities LLC and CIBC World Markets Corp. were the underwriters.

     The expenses incurred by us in connection with the issuance and distribution of the registered securities totaled $6,565,297, including $5,600,000 for underwriting discounts and commissions and $965,297 for other expenses. None of the payments were direct or indirect payments to our directors, officers, general partners or their associates, or any persons owning 10% or more of our ordinary shares, or our affiliates.

     The net proceeds from our initial public offering to us, after deduction of fees and expenses, was $73,434,703. As of December 31, 2004, we had not used any of the net proceeds. We are continuously examining opportunities to expand our business through acquisitions, and anticipate that part of the proceeds of our initial public offering may be used to fund our acquisition activities. We intend to use the net proceeds as follows:

Use of Proceeds	Amount (US$ ‘000)
Acquisition of or investment in other businesses	40,000
Product development	8,000
Sales and marketing	8,000
General corporate purposes	17,000

Item 15. Controls and Procedures

Disclosure Controls and Procedures

     Our chief executive officer and acting chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this annual report. They have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries.

Changes in Internal Control over Financial Reporting

     There were no significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.a13a-15 or 240.15d that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     On June 21, 2005, our board of directors accepted the resignation of Fan Zhang as a director, effective July 1, 2005, and elected Hanhui Sun to take his place and become the third member of the audit committee, also effective July 1, 2005. Our board determined that Mr. Sun will satisfy the definition of an audit committee financial expert set forth in the instructions to this Form 20-F.

Item 16B. Code of Ethics

     We have adopted a code of ethics that applies to all our employees, including our chief executive officer, chief financial officer, president and financial controller. We have filed the code of ethics as an exhibit to this annual report and have posted the text of such code on our Internet website at http://ir.kongzhong.com/codeofethics.htm.

Item 16C. Principal Accountant Fees and Services

     Deloitte Touche Tohmatsu has served as our independent public accountant for the period from May 6, 2002 through December 31, 2002 and for each of the fiscal years ending on December 31, 2003 and December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F. The auditor is elected annually by our shareholders at the Annual General Meeting. The audit committee will propose to our shareholders at the 2005 Annual General Meeting that Deloitte Touche Tohmatsu be elected as our auditor for fiscal 2005.

Audit Fees

     The aggregate fees billed in each of 2004 and 2003 for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were $0.1 million and $52,500, respectively.

Audit-Related Fees

     The aggregate fees billed in each of 2004 and 2003 for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were $549 and $0, respectively.

Tax Fees

     We did not enter into any engagement in 2004 or 2003 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.

All Other Fees

     The aggregate fees billed in each of 2004 and 2003 for products and services provided by our principal accountant, other than the services reported above under the captions “Audit Fees”, “Audit-Related Fees” and “Tax Fees”, were $15,224 and $0, respectively.

Audit Committee’s Pre-approval Policies and Procedures

     The Audit Committee of our board of directors is directly responsible for the appointment, compensation and oversight of the work of the independent auditors. Pursuant to the Audit Committee Charter adopted by the board of directors on June 11, 2004, the committee has the authority and responsibility to appoint, retain and terminate our independent auditors (subject, if applicable, to shareholder ratification), and has sole authority to approve all audit engagement fees and terms. The Audit Committee has the power to pre-approve, or to adopt appropriate procedures to pre-approve, all audit and non-audit services to be provided by the independent auditors, and to consider whether the outside auditor’s provision of non-audit services to us is compatible with maintaining the independence of the outside auditors. The Audit Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent auditors, provided that such approvals are presented to the Audit Committee at its next scheduled meeting.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     In 2004, neither we nor any affiliated purchasers made any purchases of our ordinary shares.

PART III

Item 17. Financial Statements

     We have elected to provide financial statements and related information specified in Item 18.

Item 18. Financial Statements

     See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

Exhibit
Number	Description of Exhibit
1.1*	Amended and Restated Memorandum and Articles of Association.

2.1*	Specimen of share certificate.

2.2†
Form of Deposit Agreement among the registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts thereunder, including the form of American Depositary Receipt.

4.1*	Shareholders Agreement.

4.2*	Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004.

4.3*	Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004.

4.4*	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated October 10, 2003.

4.5*	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.

4.6*	Amended and Restated Trademark License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 10, 2004.

4.7*	Domain Name License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.

4.8*
Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang, dated May 10, 2004.

4.9*	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang, dated May 10, 2004.

4.10*	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang, dated May 10, 2004.

4.11*	Amended and Restated Power of Attorney by Songlin Yang, dated May 10, 2004 (with schedule).

Exhibit
Number	Description of Exhibit
4.12*	Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.

4.13*	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.14*	Amended and Restated Trademark License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated May 10, 2004.

4.15*	Domain Name License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.16*	Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Boya Wuji Technologies Co., Ltd., Yunfan Zhou and Zhen Huang, dated March 31, 2004.

4.17*	Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Boya Wuji Technologies Co., Ltd., Yunfan Zhou and Zhen Huang, dated March 31, 2004.

4.18*	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yunfan Zhou and Zhen Huang, dated March 31, 2004.

4.19*	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.

4.20*	Cooperation Agreement on Monternet™ WAP services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated May 23, 2004.

4.21*	Cooperation Agreement on Monternet™ Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 5, 2003.

4.22*	Business Cooperation Agreement on Monternet™ Short-messaging Services between Beijing Mobile Telecommunications Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 1, 2004.

4.23*	Cooperation Agreement on Mobile Content between Motorola (China) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated December 9, 2003.

4.24*	Cooperation Agreement on Short-messaging Services between Guangdong Mobile Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated August 29, 2004.

4.25*	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated May 27, 2004.

4.26*	Lease Agreement of Yuetan Building between Beijing Yuetan Building Real Estate Development Company and KongZhong Information Technologies (Beijing) Co., Ltd., dated August 30, 2002.

4.27*	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 27, 2004.

4.28*	Form of Employment Agreement.

Exhibit
Number	Description of Exhibit
4.29*	Form of Non-Compete Agreement.

4.30*	Consulting Agreement between Communication Over The Air Inc. and Mobileren Inc., dated October 2, 2002.

4.31	Capital Contribution Transfer Agreement among Beijing AirInbox Information Technologies Co., Ltd., Zhen Huang and Yunfan Zhou, dated January 19, 2005.

8.1	List of significant subsidiaries.

11.1	Code of Business Conduct and Ethics.

12.1	CEO Certification pursuant to Rule 13a – 14(a).

12.2	CFO Certification pursuant to Rule 13a – 14(a).

13.1	CEO Certification pursuant to Rule 13a – 14(b).

13.2	CFO Certification pursuant to Rule 13a – 14(b).

23.1	Consent of Llinks Law Office.

23.2	Consent of Deloitte Touche Tohmatsu.

23.3	Consent of Analysys International.

*	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.

†	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 28, 2005

KongZhong Corporation
By:	/s/ Yunfan Zhou
	Name:	Yunfan Zhou
	Title:	Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets as of December 31, 2002, 2003 and 2004	F-3
Consolidated statements of operations for the period from May 6, 2002 to December 31, 2002 and the years ended December 31, 2003 and 2004	F-4
Consolidated statements of shareholders’ equity and comprehensive income (loss) for the period from May 6, 2002 to December 31, 2002 and the years ended December 31, 2003 and 2004	F-5
Consolidated statements of cash flows for the period from May 6, 2002 to December 31, 2002 and the years ended December 31, 2003 and 2004	F-6
Notes to the consolidated financial statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
KongZhong Corporation:

We have audited the accompanying consolidated balance sheets of KongZhong Corporation and its subsidiaries (the “Company”) as of December 31, 2002, 2003 and 2004 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the period from May 6, 2002 to December 31, 2002 and the two years ended December 31, 2003 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, 2003 and 2004 and the results of its operations and its cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America.

Hong Kong
March 28, 2005 except for Note 16
May 24, 2005

KONGZHONG CORPORATION

CONSOLIDATED BALANCE SHEETS
(In US dollars, except per share amount)

	December 31,
	2002	2003	2004
Assets
Current assets:
Cash and cash equivalents	$2,646,216	$3,742,607	$90,714,082
Accounts receivable net of allowance of $Nil as of December 31, 2002, 2003 and 2004	132,327	1,703,864	10,198,786
Prepaid expenses and other current assets	71,754	198,286	719,654

Total current assets	2,850,297	5,644,757	101,632,522
Rental deposits	—	74,234	256,025
Property and equipment, net	251,041	848,461	2,484,192

Total assets	$3,101,338	$6,567,452	$104,372,739

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$23,455	$563,615	$2,498,617
Accrued expenses and other current liabilities	46,586	393,682	1,898,776
Due to a related party	5,000	90,000	46,203

Total current liabilities	$75,041	$1,047,297	$4,443,596

Minority interest	$—	$—	$120,815

Series B redeemable convertible preferred shares, net of issuance costs of $30,000 ($0.0000005 par value; 350,000,000 shares authorized, 350,000,000 and Nil issued and outstanding in 2003 and 2004, respectively)	$2,970,025	$2,970,025	$—

Commitments (Note 13)
Shareholders’ equity
Series A convertible preferred shares ($0.0000005 par value; 231,000,000 shares authorized, 231,000,000, 231,000,000 and Nil shares issued and outstanding in 2002, 2003 and 2004, respectively)	$115	$115	$—
Ordinary shares ($0.0000005 par value; 999,419,000,000 shares authorized, 469,000,000,469,000,000 and 1,371,600,000 shares issued and outstanding in 2002, 2003 and 2004, respectively)	235	235	685
Additional paid-in capital	551,842	826,035	79,206,751
Deferred stock compensation	—	(189,086)	(1,682,643)
Accumulated other comprehensive (loss) income	(2,046)	(1,431)	12
(Accumulated deficit) Retained earnings	(493,874)	1,914,262	22,283,523

Total shareholders’ equity	56,272	2,550,130	99,808,328

Total liabilities and shareholders’ equity	$3,101,338	$6,567,452	$104,372,739

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In US dollars, except per share amount)

	For the period
	from May 6,	For the year	For the year
	2002 to	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Gross revenues	$200,319	$7,806,689	$47,969,217
Cost of revenues	(84,335)	(2,283,972)	(15,704,767)

Gross profit	115,984	5,522,717	32,264,450

Operating expenses:
Product development	164,215	1,369,503	4,357,616
Selling and marketing	128,894	841,448	3,228,368
General and administrative	317,288	882,635	4,407,175
Amortization of deferred stock compensation *	—	21,986	482,766

Total operating expenses	610,397	3,115,572	12,475,925
(Loss) income from operations	(494,413)	2,407,145	19,788,525
Other expenses, net	—	—	(21,198)
Interest income, net	539	991	601,934

Net (loss) income before income taxes	(493,874)	2,408,136	20,369,261
Income taxes expense	—	—	—

Net (loss) income	$(493,874)	$2,408,136	$20,369,261

Net (loss) income per share, basic	$0.00	$0.01	$0.02

Net (loss) income per share, diluted	$0.00	$0.00	$0.02

Shares used in calculating basic net (loss) income per share	415,547,794	469,000,000	903,010,929

Shares used in calculating diluted net (loss) income per share	415,547,794	1,094,824,434	1,250,640,982

* Amortization of deferred stock compensation related to:
Product development	$—	$13,229	$125,777
Selling and marketing	—	8,389	59,506
General and administrative	—	368	297,483

	$—	$21,986	$482,766

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME (LOSS)
(In US dollars, except per share amount)

							Accumulated	(Accumulated
	Series A convertible				Additional	Deferred	other	deficit)	Total
	preferred shares		Ordinary shares		paid-in	stock	comprehensive	retained	shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	capital	compensation	(loss) income	earnings	equity	Income (loss)

Issuance of common shares to founders	—	$—	469,000,000	$235	$—	$—	$—	$—	$235	$—
Issuance of Series A convertible preferred shares	231,000,000	115	—	—	549,896	—	—	—	550,011	—
Stock options issued to consultants	—	—	—	—	1,946	—	—	—	1,946	—
Foreign currency translation adjustments	—	—	—	—	—	—	(2,046)	—	(2,046)	(2,046)
Net loss	—	—	—	—	—	—	—	(493,874)	(493,874)	(493,874)

Balance as of December 31, 2002	231,000,000	115	469,000,000	235	551,842	—	(2,046)	(493,874)	56,272	$(495,920)

Stock options issued to consultants	—	—	—	—	63,121	—	—	—	63,121	$—
Deferred stock-based compensation	—	—	—	—	211,072	(211,072)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	21,986	—	—	21,986	—
Foreign currency translation adjustments	—	—	—	—	—	—	615	—	615	615
Net income	—	—	—	—	—	—	—	2,408,136	2,408,136	2,408,136

Balance as of December 31, 2003	231,000,000	115	469,000,000	235	826,035	(189,086)	(1,431)	1,914,262	2,550,130	$2,408,751

Issuance of ordinary shares upon initial public offering, net of issuance costs of $6,760,110	—	—	320,000,000	160	73,434,123	—	—	—	73,434,283	$—
Conversion of the Series A convertible preferred shares upon initial public offering	(231,000,000)	(115)	231,000,000	115	—	—	—	—	—	—
Conversion of the Series B redeemable convertible preferred shares upon initial public offering	—	—	350,000,000	175	2,969,850	—	—	—	2,970,025	—
Issuance of common share upon exercise of options	—	—	1,600,000	—	420	—	—	—	420	—
Reversal of deferred stock compensation for employee terminations	—	—	—	—	(229,337)	229,337	—	—	—	—
Deferred stock-based compensation	—	—	—	—	2,205,660	(2,205,660)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	482,766	—	—	482,766	—
Foreign currency translation adjustments	—	—	—	—	—	—	1,443	—	1,443	1,443
Net income	—	—	—	—	—	—	—	20,369,261	20,369,261	20,369,261

Balance as of December 31, 2004	—	$—	1,371,600,000	$685	$79,206,751	$(1,682,643)	$12	$22,283,523	$99,808,328	$20,370,704

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED CASHFLOW STATEMENTS
(In US dollars, except per share amount)

	For the
	period
	from May 6,	For the	For the
	2002 to	year ended	year ended
	December 31,	December 31,	December 31,
Consolidated statements of cash flows	2002	2003	2004
Operating activities:
Net (loss) income	$(493,874)	$2,408,136	$20,369,261
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Amortization of deferred stock compensation	—	21,986	482,766
Stock options issued to consultants	1,946	63,121	—
Depreciation and amortization	41,310	266,539	793,749
Loss on disposal of property and equipment	—	—	743
Changes in operating assets and liabilities:
Accounts receivable	(132,327)	(1,571,537)	(8,494,922)
Prepaid expenses and other current assets	(71,754)	(126,532)	(521,368)
Rental deposits	—	(74,234)	(181,791)
Accounts payable	23,455	540,160	1,935,002
Accrued expenses and other current liabilities	46,586	347,096	1,505,094
Due to a related party	5,000	85,000	(43,797)

Net cash (used in) provided by operating activities	(579,658)	1,959,735	15,844,737

Investing activities
Purchase of property and equipment	(292,351)	(863,959)	(2,432,604)
Proceeds from disposal of property and equipment	—	—	2,381

Net cash used in by investing activities	(292,351)	(863,959)	(2,430,223)

Financing activities
Proceeds from issuance of ordinary shares	235	—	—
Proceeds from issuance of Series A convertible preferred shares	550,011	—	—
Proceeds from issuance of Series B redeemable convertible preferred shares, net of issuance costs	2,970,025	—	—
Capital injection from minority interest	—	—	120,815

Proceeds from issuance of ordinary shares upon initial public offering, net of issuance costs	—	—	73,434,703

Net cash provided by financing activities	3,520,271	—	73,555,518

Effect of foreign exchange rate changes	(2,046)	615	1,443

Net increase in cash and cash equivalents	2,646,216	1,096,391	86,971,475
Cash and cash equivalents, beginning of year	—	2,646,216	3,742,607

Cash and cash equivalents, end of year	$2,646,216	$3,742,607	$90,714,082

Supplemental disclosures of cash flow information
Income taxes paid	$—	$—	$—

Interest paid	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In U.S. dollars, except per share amount)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

KongZhong Corporation (“KongZhong”) was incorporated under the laws of the Cayman Islands on May 6, 2002. KongZhong established a wholly foreign owned enterprise, (“KongZhong Beijing”), on July 29, 2002 under the laws of the People’s Republic of China (the “PRC”) and it has an operating period of 30 years which commenced in July 2002. The Company and its consolidated entities (the “Company”) provide wireless interactive entertainment, media and community services to mobile phone users in the PRC and is specialized in the development, marketing and distribution of consumer wireless value-added services.

PRC regulations prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services. To comply with these regulations the Company conducts substantially all of its activities through (“Beijing AirInbox”), a variable interest entity established on April 4, 2002 with an initial operating period of 30 years. Beijing AirInbox provides wireless value-added services to China’s cell phone users in the form of SMS, WAP, MMS, Java™, IVR and CRBT and is legally owned directly by three PRC citizens (the “Registered Shareholders”). Upon establishment, Yunfan Zhou, the Company’s Chief Executive Officer, Songlin Yang, the uncle of Nick Yang, the Company’s President, and Leilei Wang, held 35%, 35% and 30%, respectively of Beijing AirInbox’s total outstanding shares. In September 2003, Leilei Wang transferred his 30% equity interest in Beijing AirInbox to Yunfan Zhou and Zhen Huang, the wife of Nick Yang, in portions of 15% each. In April 2004, the registered capital of Beijing AirInbox was increased from RMB 2 million to RMB 10 million. The increased registered capital was contributed form Songlin Yang and Yang Cha, a PRC citizen and employee of the Company, for $0.4 million (RMB 3.5 million) and $0.5 million (RMB 4.5 million), respectively.

In March 2004, the Company established another variable interest entity named Beijing Boya Wuji Technologies Co. Ltd. (“Beijing Boya Wuji”) with an operating period of 20 years. Beijing Boya Wuji will provide wireless value-added services to China’s cell phone users in the form of SMS, WAP, MMS, Java, IVR and CRBT and a license has been obtained from the PRC government in April 2004. Beijing Boya Wuji is legally owned directly by two PRC citizens (the “Registered Shareholders of Beijing Boya Wuji”). Upon establishment of Beijing Boya Wuji, Yunfan Zhou and Zhen Huang held 50% and 50% respectively of Beijing Boya Wuji. The investment by these two individuals has been done through their personal funds with no loans provided by the Company. Accordingly, the investment amount of $120,815 has been included as a minority interest.

KongZhong and KongZhong Beijing have entered into various operating agreements with Beijing AirInbox and Beijing Boya Wuji, including Exclusive Technical and Consulting Services Agreements. Under these agreements, Beijing AirInbox and Beijing Boya Wuji have the exclusive right and are required to pay the Company licensing and service fees for the use of each domain name and trademark and the technical and consulting services received. The Company is entitled to receive service fees in an amount up to all of the net income of Beijing AirInbox and Beijing Boya Wuji.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In U.S. dollars, except per share amount)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

In addition, the Company has extended interest-free loan to the Registered Shareholders ($241,546 has been loaned as of December 31, 2002 and 2003) to finance their investments in Beijing AirInbox. In April 2004, Yang Cha and Songlin Yang drew down the loans for the amount of $0.5 million and $0.4 million, respectively for investment into Beijing AirInbox as contribution to the capital increase in Beijing AirInbox by Yang Cha and Songlin Yang. Principal terms of these loan agreements provide that (i) proceeds from the loans are to be used solely for the investment in Beijing AirInbox, (ii) the loans can only be repaid to the Company by transferring the shares of Beijing AirInbox to the Company, (iii) the shares of Beijing AirInbox cannot be transferred without the approval of the Company, (iv) the Company has the right to appoint all directors and senior management personnel of Beijing AirInbox, and (v) all shareholder rights including voting rights and rights to dividends are assigned to KongZhong Beijing. In addition, the Company has the right to require the transfer of the shares of Beijing AirInbox to the Company or any party designated by the Company, at any time, for the amount of the loan outstanding. Since the Company consolidates Beijing AirInbox, the loans to the Registered Shareholders and Yang Cha are treated as investments in Beijing AirInbox and are eliminated upon consolidation for all periods presented.

The Company is the primary beneficiary of Beijing AirInbox because the Company holds all of the variable interests in Beijing AirInbox either directly or through related parties. The only variable interests not directly held by KongZhong Beijing are the shares which are held by Yunfan Zhou (10%), Songlin Yang (42%), Zhen Huang (3%) and Yang Cha (45%). Each of these individuals is a related party of the Company as described in FIN 46 (revised) either because they are officers of the Company (Yunfan Zhou), a member of the immediate family of management (Zhen Huang), or acting as a de facto agent of the Company (all). The de facto agent relationship is established through the loan agreement, under which the individuals assign all of their rights as shareholders to the Company. Because there are no unrelated variable interests in Beijing AirInbox, the Company is the primary beneficiary.

The Company is the primary beneficiary of Beijing Boya Wuji because the Company holds all of its variable interests in Beijing Boya Wuji through related parties. The only variable interests in Beijing Boya Wuji not directly held by KongZhong Beijing are the shares which are held by Yunfan Zhou (50%) and Zhen Hunang (50%). Each of these individuals is a related party of the Company as described in FIN 46 (revised) either because they are officers of the Company (Yunfan Zhou), a member of the immediate family of management (Zhen Huang), or acting as de facto agent of the Company (all). The de facto agent relationship is established through the pledge agreement under which the individuals assign all of their rights as shareholders to the Company. Because there are no unrelated variable interests in Beijing Boya Wuji, the Company is the primary beneficiary.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In U.S. dollars, except per share amount)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

In January 2003, the Financial Accounting Standard Board (“FASB”) issued Financial interpretation (“FIN”) No. 46, which required certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after December 15, 2003. In December 2003, the FASB issue FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after March 15, 2004 unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. However, the Company has elected to retroactively apply FIN 46 and consolidate its variable interest entity, Beijing AirInbox from its inception.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiary and its variable interest entities, Beijing AirInbox and Beijing Boya Wuji. All inter-company transactions and balances have been eliminated upon consolidation.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(d) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include useful lives for property and equipment, accruals for revenue adjustments, cost of revenues, other liabilities and stock-based compensation expense.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In U.S. dollars, except per share amount)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(e) Certain significant risks and uncertainties

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for entertainment-oriented wireless value-added services; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to maintain strategic relationship with the mobile operators; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

(f) Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Computer and transmission equipment	3 years
Furniture and office equipment	3 years
Motor vehicles	3 years
Leasehold improvements	Over the lease term
Communication equipment	1 year

(g) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(h) Revenue recognition and cost of revenues

The Company’s revenues are primarily derived from entertainment-oriented wireless value-added services. Wireless value-added services revenues are derived from providing personalized interactive entertainment, media and community (including ring back services and downloadable ring tones, icons and screen savers) services primarily to mobile phone customers of China Mobile Communication Corporation and its various subsidiaries (“China Mobile” or the “Mobile Operator”). Fees, established by an arrangement with China Mobile and indicated in the message received on the mobile phone, for these services are charged on a transaction basis or on a monthly subscription basis, and vary according to the type of services delivered. The Company recognizes all revenues in the period in which the services are performed.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In U.S. dollars, except per share amount)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

The Company contracts with the Mobile Operator for the transmission of wireless value-added services as well as for billing and collection services. The Mobile Operator provides the Company with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of the Company’s revenue. In certain instances, when a statement is not received within a reasonable period of time, the Company is required to make an estimate of the revenues and cost of revenues earned during the period covered by the statement based on internally generated information, historical experience, verbal communication with Mobile Operator, and/or other assumptions that are believed to be reasonable under the circumstances.

The Company measures its revenues based on the total amount paid by its customers, for which the Mobile Operator bills and collects on the Company’s behalf. Accordingly, the 15 — 50% service fee paid to the Mobile Operator is included in the cost of revenues. In addition, the Mobile Operator charges the Company transmission charges based on a per message fee which varies depending on the volume of the messages sent in the relevant month, multiplied by the excess messages sent over messages received. These transmission charges are likewise retained by the Mobile Operator, and are reflected as costs of revenues in the financial statements.

The Company evaluates the criteria outlined in Emerging Issues Task Force Issue No. 99-19 “Reporting Revenue Gross as Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting service fees and transmission charges paid to the Mobile Operator. The Company records the gross amounts billed to its customers as it is the primary obligor in these transactions as it has latitude in establishing prices, it is involved in the determination of the service specifications and it has the right to select suppliers.

(i) Foreign currency translation

The functional currency of the Company’s subsidiaries including its variable interest entities in the PRC is the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the statement of operations.

The Company has determined that the U.S. dollar is its functional and reporting currency. Accordingly, assets and liabilities are translated using exchange rates in effect at each year end and average exchange rates are used for the consolidated statements of operations. Translation adjustments resulting form translation of theses consolidated financial statements are reflected as accumulated other comprehensive income (loss) included in the shareholders’ equity.

(j) Product development expenses

Product development expenses consist primarily of compensation and related costs for employees associated with the development and programming of mobile data content and are expensed as incurred.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In U.S. dollars, except per share amount)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(k) Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amount in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(l) Comprehensive income (loss)

Comprehensive income (loss) includes foreign currency translation adjustments. Comprehensive income (loss) is reported in the statements of shareholders’ equity.

(m) Fair value of financial instruments

Financial instruments include cash and cash equivalents. The carrying values of cash and cash equivalents approximate their fair values due to their short-term maturities.

(n) Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses was $26,620, $52,922 and $176,675 for the period from May 6, 2002 to December 31, 2002, the years ended December 31, 2003 and 2004, respectively and have been included as part of selling and marketing expenses.

(o) Stock-based compensation

The Company grants stock options to its employees and certain non-employees. The Company records a compensation charge for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees by recording a charge for the services rendered by the non-employees using the Black-Scholes option pricing model.

Had compensation cost for options granted to employees under the Company’s stock option plan (the “Plan”) been determined based on the fair value at the grant dates, the Company’s pro forma net income (loss) would have been as follows:

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In U.S. dollars, except per share amount)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(o) Stock-based compensation — continued

	For the period
	from May 6,	For the year	For the year
	2002 to	ended	ended
	December 31,	December 31,	December 31,
	2002	2003	2004
Net (loss) income as reported:	$(493,874)	$2,408,136	$20,369,261
Add: Stock compensation as reported	—	21,986	482,766
Less: Stock compensation determined using the fair value method	(9,615)	(70,165)	(1,373,026)

Pro forma net (loss) income	$(503,489)	$2,359,957	$19,479,001

Basic net (loss) income per share:
As reported	$0.00	$0.01	$0.02
Pro forma	$0.00	$0.01	$0.02
Diluted net (loss) income per share:
As reported	$0.00	$0.00	$0.02
Pro forma	$0.00	$0.00	$0.02

The fair value of each option grant and share granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

		December 31,
Option Grants	2002	2003	2004
Average risk-free rate of return	5.08%	4.44%	2.43%
Weighted average expected option life	4 years	4 years	2.844 years
Volatility rate	70%	70%	75%
Dividend yield	0%	0%	0%

(p) Net (loss) income per share

Basic net (loss) income per share is computed by dividing net (loss) income by the weighted average number of ordinary shares outstanding during the period. Diluted net (loss) income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss years as their effect would be anti-dilutive.

(q) Segment reporting

The Company operates and manages its business as a single segment. The Company generates its revenues solely from mobile phone users in China, and accordingly, no geographical information is presented.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In U.S. dollars, except per share amount)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(r) Recently issued accounting standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS No. 123(R)”). “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123, However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS 123 is no longer an alternative. The new standard will be effective for the Company in the first interim or annual reporting period beginning after December 31, 2005. Under SFAS 132(R), the Company could elect the modified prospective or modified retroactive option for transition on the adoption of this new standard. Under the modified retroactive option, prior periods are adjusted on a basis consistent with the pro forma disclosures previously required for those periods by SFAS 123. Under the modified prospective option, compensation expense for all unvested stock options must be recognized on or after the required effective date based on the grant-date fair value of those stock options. The Company is still in the process of evaluate the impact. Prior to the adoption of SFAS 123(R), The Company will continue to utilize the accounting method prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 148 as of December 31, 2003 as allowed by SFAS No. 123.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity and be classified as liabilities (or assets in some circumstances) in statement of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embodies an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position, cash flows or results of operations.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In U.S. dollars, except per share amount)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

(r) Recently issued accounting standards — continued

In January 2003, the FASB issued FIN 46. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after December 15, 2004 unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. However, the Company has retroactively adopted the provisions from the inception of the VIE.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	2002	2003	2004

Computer and transmission equipment	$214,987	$837,467	$2,223,168
Furniture and office equipment	39,639	104,962	254,413
Motor vehicles	—	101,024	437,697
Leasehold improvements	29,258	85,601	582,274
Communication equipment	8,467	27,256	87,797

	292,351	1,156,310	3,585,349
Less: accumulated depreciation and amortization	(41,310)	(307,849)	(1,101,157)

	$251,041	$848,461	$2,484,192

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	2002	2003	2004

Tax recoverable	$—	$88,968	$—
Staff advances	—	40,907	71,958
Advance to suppliers	21,694	35,125	459,417
Prepayments	1,933	33,286	49,919
Rental and other deposits	48,127	—	86,526
Interest receivables	—	—	51,834

	$71,754	$198,286	$719,654

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In U.S. dollars, except per share amount)

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	2002	2003	2004

Accrued welfare benefits	$19,395	$124,214	$276,720
Accrued payroll	—	128,265	571,445
Accrued expenses	—	—	592,729
Amounts due to directors	15,030	12,765	615
Other tax payables	12,161	128,438	457,267

	$46,586	$393,682	$1,898,776

6. INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC Income Tax Law, the foreign investment enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income. However, preferential tax treatment of KongZhong Beijing, Beijing AirInbox and Beijing Boya Wuji as “high technology” companies has been agreed with the relevant tax authorities. KongZhong Beijing is entitled to a preferential tax rate of 15% and is entitled to a three-year exemption from income tax commencing in 2003, after taking into account any tax losses brought from prior year, followed by a 50% reduction in tax rates for the succeeding three years, in accordance with the Income Tax Law of the PRC. Beijing AirInbox is entitled to a two-year exemption from income tax commencing 2003. Beijing Boya Wuji is entitled to a two-year exemption from income tax after taking into account its tax losses brought from prior year.

The principal components of the deferred income tax assets are as follows:

	2002	2003	2004

Deferred tax assets
Depreciation and amortization	$2,101	$20,973	$27,105
Net operating loss carryforwards	22,612	80,521	4,634

Deferred tax asset	24,713	101,494	31,739
Valuation allowance	(24,713)	(101,494)	(31,739)

Deferred tax assets, net	$—	$—	$—

The Company did not have any timing differences relating to deferred tax liabilities as of December 31, 2004.

A full valuation has been established because the Company believes that either it is more likely than not that its deferred taxes assets will not be realized or the amount involved is not significant. The tax losses carried forward as of December 31, 2003 and 2004 amount to US$1,073,600 and US$61,793 and will expire by 2008 and 2009, respectively.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In U.S. dollars, except per share amount)

7. SHARE CAPITAL

In 2002, the Company issued:

(1)	231,000,000 shares of Series A convertible preference shares for cash proceeds of $550,011.

(2)	350,000,000 shares of Series B redeemable convertible preference shares for cash proceeds of $2,970,025 after share issuance cost of $30,000.

Each convertible preference share was convertible into one ordinary share at a conversion price of $0.002381 and $0.0085715 for Series A convertible preference shares and Series B redeemable convertible preference shares, respectively, and was automatically converted at the consummation of the Company’s sale of ordinary shares in public offering, on July 9, 2004. Upon the public offering, 231,000,000 and 350,000,000 has been converted from Series A convertible preference shares and Series B redeemable convertible preference shares, respectively. As of December 31, 2004, there are no Series A convertible preference shares or Series B redeemable convertible preference shares outstanding.

In July 2004, the Company completed the initial public offering of American Depositary Shares, representing the Company’s ordinary shares, and listed the ADSs on The Nasdaq Stock Market. Accordingly 320,000,000 ordinary shares were issued for total proceeds of $80,000,000, net of offering costs of $6,565,297.

8. STOCK OPTIONS

The Company’s employee stock option plan (the “Plan”) allows the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. Options to purchase 105,000,000 ordinary shares are authorized under the Plan. Under the terms of the Plan, options are generally granted at prices equal to the fair market value of the Company’s shares listed on NASDAQ (for options granted before public listing which is determined by the Board of Directors) and expire 10 years from the date of grant and vest over 4 years. As of December 31, 2004, options to purchase 96,910,000 shares of ordinary shares were outstanding. As of December 31, 2004, options to purchase 6,490,000 ordinary shares were available for future grant.

In 2004, the Company granted 52,760,000 ordinary share options to new and existing employees. The Company determined that the market value of the ordinary shares was in excess of the exercise price on the measurement date and recorded a deferred stock compensation for the difference between the market value of the ordinary shares and the exercise price of the employee stock options for certain stock options. Accordingly, the Company recorded a deferred stock compensation of approximately $2,206,000 as of December 31, 2004. The deferred stock compensation is amortized over the vesting period, which is generally 4 years.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In U.S. dollars, except per share amount)

8. STOCK OPTIONS — continued

For stock options granted prior to the initial public offering, the Company has obtained a valuation analysis performed by an independent appraiser to reassess the determination of the market value of the Company’s ordinary share. The valuation analysis utilizes generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company’s business. As a result, stock compensation expense was recorded for the difference between the market value of the ordinary shares and the exercise price of the employee stock options. For stock options granted following the initial public offering, options are granted at the fair market value of the ordinary share at the date of grant determined using the quoted market price of the Company’s stock. Accordingly, there was no compensation charges generated from these option grants under APB 25.

The Company recorded a stock compensation expense of $482,766, $21,986 and $Nil in 2004, 2003 and 2002, respectively.

A summary of the stock option activity is as follows:

	Ordinary shares
		Weighted
	Number of	average
	Options	exercise price
Granted	48,180,000	$0.004

Options outstanding at December 31, 2002	48,180,000
Granted	6,000,000	$0.050
Cancelled	(4,460,000)	$0.043

Options outstanding at December 31, 2003	49,720,000
Granted	52,760,000	$0.227
Cancelled	(3,970,000)	$0.226
Exercised	(1,600,000)	$0.003

Options outstanding at December 31, 2004	96,910,000

The weighted average per share fair value of options as of the grant date was as follows:

	December 31,
	2002	2003	2004

Ordinary shares	$0.011	$0.066	$0.139

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In U.S. dollars, except per share amount)

8. STOCK OPTIONS — continued

The following table summarizes information with respect to stock options outstanding at December 31, 2004:

	Options outstanding		Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number of	contractual	exercise	Number	exercise
	Outstanding	Life	price	exercisable	price
Ordinary shares:
$0.0025	35,420,000	7.50 years	$0.0025	19,923,750	$0.0025
$0.0100	6,920,000	7.96 years	$0.0100	3,460,000	$0.0100
$0.0500	5,310,000	8.58 years	$0.0500	2,353,750	$0.0500
$0.2500	33,260,000	9.13 years	$0.2500	—	$0.2500
$0.1750	16,000,000	9.83 years	$0.1750	—	$0.1750

Total	96,910,000			25,737,500	$0.0079

Options to non-employees

The Company granted 1,600,000 and 1,000,000 options to purchase ordinary shares to its external consultants in exchange for certain services in 2002 and 2003, respectively. The Company recorded compensation expense of $1,946 and $63,121 for the period from May 6, 2002 to December 31, 2002 and the year ended December 31, 2003, respectively, estimated using the Black-Scholes option pricing model as such method provides a more accurate estimate of the fair value of services received by the external consultants. The following assumptions were used in the option pricing model:

	December 31,
	2002	2003

Average risk free rate of return	5.08%	4.44%
Weighted average contractual option term	4 years	4 years
Volatility rate	70%	70%
Dividend yield	0%	0%

9. SEGMENT AND GEOGRAPHIC INFORMATION

The Company is engaged primary in providing value-added services such as games and entertainment, communication services, media, and various other related products to mobile phone users. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information can be found in the consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In U.S. dollars, except per share amount)

9. SEGMENT AND GEOGRAPHIC INFORMATION — continued

Product lines

The Company derives revenues principally form providing value-added services, such as games and entertainment, communication services, personalized media, and various other related products to mobile phone users. These services are delivered through 2.5 G technology platforms including wireless access protocol (“WAP”), multimedia messaging services (“MMS”) and JavaTM and 2 G technology platforms, including short messaging services (“SMS”), interactive voice response (“IVR”) and color ring back tone (“CRBT”). Revenues for the period from May 6, 2002 to December 31, 2002 and for the years ended December 31, 2003 and 2004 are as follows:

	For the period
	from May 6,	For the year	For the year
	2002	ended	ended
	to December 31,	December 31,	December 31,
	2002	2003	2004

2.5 Generation
-WAP	$131,342	$3,852,880	$22,101,535
-MMS	—	2,085,500	17,264,109
-JavaTM	—	17,663	783,559

	131,342	5,956,043	40,149,203

2 Generation
-SMS	$68,977	$1,839,212	$6,629,575
-IVR	—	—	1,068,109
-CRBT and others	—	11,434	122,330

	68,977	1,850,646	7,820,014

	$200,319	$7,806,689	$47,969,217

Geographic Information

The Company operates in the PRC and all of the Company’s long lived assets are located in the PRC.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In U.S. dollars, except per share amount)

10. NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share:

	2002	2003	2004

Net (loss) income (numerator), basic and diluted	$(493,874)	$2,408,136	$20,369,261

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net (loss) income per share	415,547,794	469,000,000	903,010,929

Effect of dilutive securities:
Weighted average preferred shares outstanding	—	581,000,000	301,612,022
Stock options	—	44,824,434	46,018,031

Weighted average shares used in computing diluted net (loss) income per share	415,547,794	1,094,824,434	1,250,640,982

Net (loss) income per share, basic	$(0.001)	$0.01	$0.02

Net (loss) income per share, diluted	$(0.001)	$0.00	$0.02

For 2002, the Company had the following securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per shares in 2002 as their effects would have been antidilutive. On July 8, 2004, all of these shares are converted into ordinary shares upon the initial public offering:

December 31,
2002

Series A convertible preferred shares	231,000,000
Series B redeemable convertible preferred shares	350,000,000
Outstanding employee options to purchase ordinary shares	48,180,000

629,180,000

As of December 31, 2004, the Company had 33,260,000 ordinary shares equivalents outstanding that could have potential diluted income per share in the future, but which were excluded in the computation of diluted income share in the period, as their exercise prices were above the average market values in such period.

Common stock equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options are used to repurchase outstanding ordinary stock using a yearly average market price.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In U.S. dollars, except per share amount)

11. CONCENTRATIONS

(a)	Dependence on mobile phone operators

The revenue of the Company is primarily derived from cooperative arrangements with one mobile operator in Mainland China. The Mobile Operator is entitled to a portion of the revenues earned primarily from the transmission of wireless short message and WAP as well as for the billing and collection of service. If the strategic relationship with the mobile phone operator in the PRC is terminated or scaled-back, or if the mobile phone operator alter the revenue sharing arrangements, the Company’s wireless value-added service business would be adversely affected.

Revenue collected through China Mobile for the period from May 6, 2002 to December 31, 2002 and the years ended December 31, 2003 and 2004 are approximately $200,000, $7,807,000 and $47,716,000 representing 100%, 100% and 99% of revenues, respectively.

Amounts due from China Mobile Communication Corporation as of December 31, 2002, 2003 and 2004 amounted to approximately $132,000, $1,704,000 and $10,131,000 representing approximately 100% and 99% of accounts receivable, respectively.

(b)	Credit risk

The Company depends on the billing system of Mobile Operator to charge the mobile phone users through mobile phone bills and collect payments from users. The Company generally does not require collateral for its accounts receivable. The Company has not experienced any significant credit losses for any periods presented.

12. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefit was $41,625, $267,578 and $573,812 for the period from May 6, 2002 to December 31, 2002 and the years ended December 31 2003 and 2004, respectively.

The Company is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to relevant local labor bureaus. The contributions for the period from May 6, 2002 to December 31, 2002 and the years ended December 31, 2003 and 2004 amounted to $6,203, $142,431 and $414,094, respectively. The local labor bureaus are responsible for the medical benefits and pension liability to be paid to these employees. The Company has no further commitments beyond its monthly contribution.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In U.S. dollars, except per share amount)

12. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION — continued

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises and local enterprises, the Company’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

For foreign enterprises, these reserve funds include (i) a general reserve fund, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and bonus and are not distributable as cash dividends. As of December 31, 2002 and 2003, the three reserve fund balances were $0. As of December 31, 2004, the three reserve fund balances were $381,629, $0, and $0 respectively.

For local enterprises, these reserve funds include (i) a statutory surplus reserve fund, (ii) a statutory public welfare fund and (iii) a general surplus reserve fund. Subject to certain cumulative limits, the statutory surplus reserve fund and the statutory public welfare fund require annual appropriations of 10% and 5%, respectively, of after-tax profit (as determined under PRC GAAP at each year end). The statutory surplus reserve fund can be converted into paid-in capital or distributed as dividends to shareholders under certain conditions. When the total amount of statutory surplus reserve fund up to 50% of paid-in capital of the company, the company can stop accruing this reserve fund. The statutory public welfare fund can only be utilized on capital items for the collective benefits of the company’s employees such as the construction of dormitories, canteen, and other staff welfare facilities. The general surplus reserve fund can be used to distribute dividend to shareholders. As of December 31, 2002, the three reserve funds were Nil and, as of December 31, 2003, the three reserve funds were $215,063, $107,532 and $1,828,035 respectively. As of December 31, 2004, the three reserve funds were $604,115, $964,068 and $1,828,035 respectively.

13. COMMITMENTS

Operating lease as lessee

(a)	The Company leases certain office premises under non-cancelable leases which expire in 2006. Rental expense under operating leases for the year ended December 31, 2003 and 2004 were $276,386 and $1,112,667, respectively.

Future minimum lease payments under non-cancelable operating leases agreements were as follows:

Year ending

2005	$1,022,492
2006	400,782

$1,423,274

(b)	On December 23, 2004, the Company signed definitive agreement with eFriendsNet Entertainment Corporation to purchase 454,545 shares of its Series A Preferred Stock, which represented 10% of the outstanding shares of eFriendsNet for cash proceeds of $0.5 million. In January 2005, the Company completed its investment in eFriendsNet.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 6, 2002 to DECEMBER 31, 2002 and
THE YEARS ENDED DECEMBER 31, 2003 and 2004
(In U.S. dollars, except per share amount)

14. RELATED PARTY TRANSACTIONS

The Company has paid consultancy fees of $105,000 to a shareholder at the year ended December 31, 2003 and $Nil for the year ended December 31, 2004, respectively. Payable to such shareholder was $90,000 outstanding as of December 31, 2003 and $Nil as of December 31, 2004, respectively. The Company has another payable to other individual shareholders, which related to Initial Public Offer proceeds, was $46,203 outstanding as of December 31, 2004.

15. CONTINGENT LIABILITIES

Several class action lawsuits have been filed against the Company and certain of its officers on behalf of shareholders of the Company in the U.S. District Court for the Southern District of New York. The lawsuits claim that the Company failed to adequately disclose in its prospectus certain sanctions imposed by China Mobile against the Company. The Court recently appointed a lead plaintiff in the actions. Following this appointment, plaintiffs are expected to file a consolidated complaint. The Company is not able to assess the potential liability, if any, in this action at this very early stage of the matter.

16. SUBSEQUENT EVENTS

a)	In February 2005, the Company entered into a series of contractual arrangements pursuant to which Beijing Wireless Interactive Network Technology Co., Ltd., or Beijing Wireless Interactive, became the Company’s variable interest entity. Beijing Wireless Interactive provides wireless value-added services to China’s cell phone users. Beijing Wireless Interactive is legally owned directly by three PRC citizens. As of March 2005, Yang Yang holds 40%, Linguang Wu holds 30% and Guijun Wang holds 30%. The investment was made with $1,680,000 in cash provided by the Company.

b)	In January 2005, Beijing AirInbox acquired 80% of the outstanding equity interest of Boya Wuji for an aggregate amount of RMB800,000.

c)	On May 24, 2005, the Company’s variable interest entities, Beijing AirInbox and Beijing Wireless Interactive, acquired all the outstanding equity interest of Tianjin Mammoth Technology Company for cash proceeds of $725,000.

EXHIBITS

Exhibit
Number	Description of Exhibit

1.1*	Amended and Restated Memorandum and Articles of Association.

2.1*	Specimen of share certificate.

2.2+	Form of Deposit Agreement among the registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts thereunder, including the form of American Depositary Receipt.

4.1*	Shareholders Agreement.

4.2*	Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004.

4.3*	Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004.

4.4*	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated October 10, 2003.

4.5*	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.

4.6*	Amended and Restated Trademark License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 10, 2004.

4.7*	Domain Name License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.

4.8*	Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang, dated May 10, 2004.

4.9*	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang, dated May 10, 2004.

4.10*	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang, dated May 10, 2004.

4.11*	Amended and Restated Power of Attorney by Songlin Yang, dated May 10, 2004 (with schedule).

Exhibit
Number	Description of Exhibit
4.12*	Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.

4.13*	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.14*	Amended and Restated Trademark License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated May 10, 2004.

4.15*	Domain Name License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.16*	Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Boya Wuji Technologies Co., Ltd., Yunfan Zhou and Zhen Huang, dated March 31, 2004.

4.17*	Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Boya Wuji Technologies Co., Ltd., Yunfan Zhou and Zhen Huang, dated March 31, 2004.

4.18*	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yunfan Zhou and Zhen Huang, dated March 31, 2004.

4.19*	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.

4.20*	Cooperation Agreement on Monternet™ WAP services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated May 23, 2004.

4.21*	Cooperation Agreement on Monternet™ Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 5, 2003.

4.22*	Business Cooperation Agreement on Monternet™ Short-messaging Services between Beijing Mobile Telecommunications Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 1, 2004.

4.23*	Cooperation Agreement on Mobile Content between Motorola (China) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated December 9, 2003.

4.24*	Cooperation Agreement on Short-messaging Services between Guangdong Mobile Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated August 29, 2004.

4.25*	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated May 27, 2004.

4.26*	Lease Agreement of Yuetan Building between Beijing Yuetan Building Real Estate Development Company and KongZhong Information Technologies (Beijing) Co., Ltd., dated August 30, 2002.

Exhibit
Number	Description of Exhibit
4.27*	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 27, 2004.

4.28*	Form of Employment Agreement.

4.29*	Form of Non-Compete Agreement.

4.30*	Consulting Agreement between Communication Over The Air Inc. and Mobileren Inc., dated October 2, 2002.

4.31	Capital Contribution Transfer Agreement among Beijing AirInbox Information Technologies Co., Ltd., Zhen Huang and Yunfan Zhou, dated January 19, 2005.

8.1	List of subsidiaries.

11.1	Code of Business Conduct and Ethics.

12.1	CEO Certification pursuant to Rule 13a-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a).

13.1	CEO Certification pursuant to Rule 13a-14(b).

13.2	CFO Certification pursuant to Rule 13a-14(b).

23.1	Consent of Llinks Law Office.

23.2	Consent of Deloitte Touche Tohmatsu.

23.3	Consent of Analysys International.

*	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.

+	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.