Form 20-F
period 2005-12-31
KONGZHONG CORP
filed 2006-06-16
CIK 1285137

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 000-50826
KONGZHONG CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

N/A	Cayman Islands
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)
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
     As of December 31, 2005, 1,384,523,600 ordinary shares, par value US$0.0000005 per share, were issued and outstanding.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☐ Accelerated Filer ☑ Non-Accelerated Filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Page
FORWARD-LOOKING STATEMENTS	ii
PART I	1
Item 1. Identity of Directors, Senior Management and Advisers	1
Item 2. Offer Statistics and Expected Timetable	1
Item 3. Key Information	1
Item 4. Information on the Company	18
Item 4A. Unresolved Staff Comments	40
Item 5. Operating and Financial Review and Prospects	40
Item 6. Directors, Senior Management and Employees	58
Item 7. Major Shareholders and Related Party Transactions	64
Item 8. Financial Information	71
Item 9. The Offer and Listing	71
Item 10. Additional Information	72
Item 11. Quantitative and Qualitative Disclosures About Market Risks	77
Item 12. Description of Securities Other than Equity Securities	78
PART II	79
Item 13. Defaults, Dividend Arrearages and Delinquencies	79
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	79
Item 15. Controls and Procedures	79
Item 16A. Audit Committee Financial Expert	80
Item 16B. Code of Ethics	80
Item 16C. Principal Accountant Fees and Services	80
Item 16D. Exemptions from the Listing Standards for Audit Committees	81
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	81
PART III	82
Item 17. Financial Statements	82
Item 18. Financial Statements	82
Item 19. Exhibits	82
EX-1.1 AMENDED AND RESTATED ARTICLES OF ASSOCIATION
EX-4.5 SERVICES AGREEMENT DATED FEB 25, 2005
EX-4.6 SERVICES AGREEMENT DATED MAR 31, 2005
EX-4.7 SERVICES AGREEMENT DATED MAY 25, 2005
EX-4.8 SERVICES AGREEMENT DATED JUNE 30, 2005
EX-4.9 SERVICES AGREEMENT DATED JULY 29, 2005
EX-4.10 SERVICES AGREEMENT DATED SEPT 30, 2005
EX-4.11 SERVICES AGREEMENT DATED DEC 31, 2005
EX-4.12 SERVICES AGREEMENT DATED FEB 28, 2006
EX-4.27 COOPERATION AGREEMENT DATED APR 11, 2005
EX-4.28 COOPERATION AGREEMENT DATED JAN 2006
EX-4.29 COOPERATION AGREEMENT DATED AUG 10, 2005
EX-4.32 LEASE AGREEMENT DATED FEB 25, 2005
EX-4.33 LEASE AGREEMENT DATED FEB 25, 2005
EX-4.34 LEASE AGREEMENT DATED JULY 31, 2005
EX-4.38 OPTION AGREEMENT
EX-4.39 SHARE PURCHASE AGREEMENT
EX-4.40 SERVICES AGREEMENT DATED JAN 26, 2006
EX-4.41 SHARE DISPOSITION AGREEMENT
EX-4.42 SHARE PLEDGE AGREEMENT DATED JAN 26, 2006
EX-4.43 BUSINESS OPERATIONS AGREEMENT DATED JAN 26,2006
EX-4.44 BUSINESS OPERATIONS AGREEMENT DATED NOV 21, 2005
EX-4.45 SERVICES AGREEMENT DATED NOV 21, 2006
EX-4.46 SHARE PLEDGE AGREEMENT DATED NOV 21, 2005
EX-4.47 SHARE PLEDGE AGREEMENT DATED FEB 28, 2005
EX-4.48 SERVICES AGREEMENT DATED FEB 28, 2005
EX-4.49 BUSINESS OPERATIONS AGREEMENT DATED FEB 28, 2005
EX-4.50 OPTION AGREEMENT DATED FEB 28, 2005
EX-4.51 LEASE AGREEMENT DATED APR 16, 2006
EX-4.52 SUPPLEMENTAL AGREEMENT NO.1
EX-4.53 SUPPLEMENTAL AGREEMENT NO. 2
EX-4.54 SUPPLEMENTAL AGREEMENT NO.2
EX-4.55 SUPPLEMENTAL AGREEMENT NO. 2
EX-4.56 SUPPLEMENTAL AGREEMENT NO.3
EX-4.57 SUPPLEMENTAL AGREEMENT NO. 3
EX-4.58 SUPPLEMENTAL AGREEMENT NO. 3
EX-8.1 LIST OF SIGNIFICANT SUBSIDIARIES
EX-12.1 CEO CERTIFICATION PURSUANT TO RULE 13A-14(A)
EX-12.2 CFO CERTIFICATION PURSUANT TO RULE 13A-14(A)
EX-13.1 CEO CERTIFICATION PURSUANT TO RULE 13A-14(B)
EX-13.2 CFO CERTIFICATION PURSUANT TO RULE 13A-14(B)
EX-23.1 CONSENT OF LLINKS LAW OFFICE
EX-23.2 CONSENT OF DELOITTE TOUCHE TOHMATSU CPA LTD.
EX-23.3 CONSENT OF ANALYSYS INTERNATIONAL

FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements that are not historical facts relating to:
•	our financial performance and business operations;

•	our ability to successfully execute our business strategies and plans;

•	the state of our relationship with China’s telecommunications operators;

•	our dependence on the substance and timing of the billing systems of telecommunications operators for our performance;

•	our development and capital expenditure plans;

•	the expected benefit and future prospects of our strategic alliances and acquisitions, and our ability to cooperate with our alliance partners or integrate acquired businesses;

•	management estimations with respect to the growth rate of revenues from our advanced second-generation (2.5G) and other products and services;

•	the development of our latest product offerings, including but not limited to our wireless Internet portal business;

•	the development of the regulatory environment; and

•	competitive pressures and future growth in the wireless value-added services, telecommunications and related industries in China.
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
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3— Key Information— Risk Factors” and the following:
•	any changes in our relationship with telecommunications operators in China;

•	the effect of competition on the demand for and the price of our products and services;

•	any changes in customer demand and usage preference for our products and services;

-ii-

•	any changes in the telecommunications operators’ systems for billing users of our wireless value-added services and remitting payments to us;

•	any changes in the regulatory policies of the Ministry of Information Industry, or the MII, the telecommunications operators or other relevant government or industry authorities relating to, among other matters, the granting and approval of licenses, restrictions on wireless or Internet content, or the introduction of new technology platforms, products and services;

•	any changes in wireless value-added, telecommunications and related technology and applications based on such technology;

•	any changes in political, economic, legal and social conditions in China, including the PRC government’s specific policies with respect to foreign investment and entry by foreign companies into the wireless value-added services and telecommunications markets, economic growth, inflation, foreign exchange and the availability of credit; and

•	changes in population growth and GDP growth and the impact of those changes on the demand for our services.
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
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
Selected Financial Data
     The following selected historical consolidated financial data should be read in conjunction with our audited historical consolidated financial statements, the notes thereto and “Item 5—Operating and Financial Review and Prospects”. The selected historical consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005, and the selected historical consolidated balance sheet data as of December 31, 2003 2004 and 2005 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report.
     Our audited historical consolidated financial statements have been prepared and presented in accordance with the generally accepted accounting principles in the United States, or U.S. GAAP.

	For the year ended December 31,
Consolidated statements of operations data	2003	2004	2005
	(in thousands of U.S. dollars, except for share and data)
Gross revenues	$7,806.7	$47,969.2	$77,752.8
Cost of revenues	(2,284.0)	(15,704.8)	(31,323.1)

Gross profit	5,522.7	32,264.4	46,429.7

Operating expenses:
Product development	1,382.7	4,483.4	8,530.8
Selling and marketing	849.9	3,287.9	5,389.8
General and administrative	883.0	4,704.6	7,607.0
Class action lawsuit settlement and legal expenses	—	—	4,843.4
Total operating expenses	3,115.6	12,475.9	26,371.0

Income from operations	2,407.1	19,788.5	20,058.7
Other (expenses) income, net	—	(23.9)	6.5
Interest income, net	1.0	604.7	2,639.5

Net income before income taxes	2,408.1	20,369.3	22,704.7
Income tax expense - current	—	—	530.4

Net income	$2,408.1	$20,369.3	$22,174.3

Net income per share:
Basic	$0.01	$0.02	$0.02

Diluted	$0.00	$0.02	$0.02

Shares used in calculating net income per share:
Basic	469,000,000	903,010,929	1,377,102,380

Diluted	1,094,824,434	1,250,640,982 (1)	1,424,683,570

(1)	As of December 31, 2004, we had 33,260,000 ordinary share equivalents outstanding that could have potential diluted income per share in the future, but that were excluded in the computation of diluted income per share in the period, as their exercise prices were above the average market values in such period.

	As of December 31,
Consolidated balance sheet data	2003	2004	2005
	(in thousands of U.S. dollars)
Cash and cash equivalents	$3,742.6	$90,714.1	$117,141.5
Accounts receivable, net	1,703.9	10,198.8	10,833.9
Property and equipment, net	848.5	2,484.2	3,116.4
Acquired intangible assets, net	—	—	260.6
Long-term investment	—	—	500.0
Goodwill	—	—	1,169.1
Total assets	6,567.5	104,372.7	135,083.2
Total current liabilities	1,047.3	4,443.6	11,285.3
Series B redeemable convertible preferred shares	2,970.0	—	—
Total shareholders’ equity	2,550.1	99,808.3	123,773.7
Total liabilities and shareholders’ equity	6,567.5	104,372.7	135,083.2

	For the year ended December 31,
Other consolidated financial data	2003	2004	2005
	(in thousands of U.S. dollars)
Net cash (used in) provided by:
Operating activities	$1,959.7	$15,844.7	$29,569.0
Investing activities	(864.0)	(2,430.2)	(4,081.7)
Financing activities	—	73,555.5	205.8
Exchange Rate Information
     We present our historical consolidated financial statements in U.S. dollars. In addition, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi include a U.S. dollar equivalent solely for the convenience of the reader. Except as otherwise specified, this pricing information and these contractual amounts are translated at RMB8.0702 = US$1.00, the prevailing rate on December 31, 2005. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 2 to our financial statements.
     The People’s Bank of China sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.
      The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB8.0150 = US$1.00 on June 12, 2006. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each of the periods shown:

	Noon Buying Rate
	RMB per $1.00
Period	High	Low
December 2005	8.0808	8.0702
January 2006	8.0702	8.0596
February 2006	8.0616	8.0415
March 2006	8.0505	8.0167
April 2006	8.0210	8.0040
May 2006	8.0300	8.0005
June 2006 (through June 12)	8.0225	8.0057
     The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2001, 2002, 2003, 2004, 2005 and 2006 (through June 12), calculated by averaging the noon buying rates on the last day of each month of the periods shown:

Average Noon Buying Rate
Period	RMB per $1.00
2001	8.2772
2002	8.2772
2003	8.2771
2004	8.2768
2005	8.1826
2006 (through June 12)	8.0287
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
     We derive substantially all of our revenues from the provision of wireless value-added services. We rely primarily on the networks and gateways of China Mobile Communications Corporation, or China Mobile, which has the largest mobile subscriber base in the world, to deliver our services. For each of the two years ended December 31, 2003 and December 31, 2004, we derived substantially all of our revenues from our cooperation arrangements with China Mobile. Since 2004, we also have entered into cooperation arrangements with China United Telecommunications Corporation or China Unicom, China Telecommunications Corporation or China Telecom, and

China Network Communications Group Corporation or China Netcom, but for the year ended December 31, 2005, we were still dependent upon China Mobile for 95% of our revenues.
     Through Beijing AirInbox Information Technologies Co., Ltd., or Beijing AirInbox, Beijing Wireless Interactive Network Technologies Co., Ltd., or Beijing WINT, and Wuhan Chengxitong Information Technology Company Limited, or Wuhan Chengxitong, we have entered into a series of cooperation agreements with China Mobile and its provincial subsidiaries to provide wireless value-added services through China Mobile’s networks. Pursuant to our agreements with China Mobile and its provincial subsidiaries, these mobile operators bill and collect fees from mobile phone users for the wireless value-added services we provide.
     Our agreements with China Mobile or its subsidiaries are generally for terms of one year or less and they do not all have automatic renewal provisions. We usually renew these agreements or enter into new ones when the prior agreements expire, but on occasion the renewal or new contract can be delayed by periods of one month or more.
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
     In 2005, we strengthened our own wireless Internet portal, kong.net, which is independent from China Mobile’s MonternetTM portal. In February 2006, we announced our plans to market and promote our portal. China Mobile may view our portal as a direct competitor and our relationship with China Mobile may be harmed, adversely affecting our business operations, financial condition and results of operations.
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
     We cannot guarantee that China Mobile or its subsidiaries will not impose penalties upon us in future, and such penalties could have a material impact on our results of operations.

     In August 2004, China Mobile notified us that it had imposed sanctions on 22 wireless value-added service providers, including us. In our case, the notice stated that China Mobile found that one of our interactive voice response, or IVR, services in early June 2004 contained inappropriate content. For this infraction, China Mobile suspended until the end of 2004 approval of our new applications for new products and services on all platforms and also suspended joint promotions with us. In addition, China Mobile suspended for one year, until June 30, 2005, the approval of our applications to operate on new platforms.
Significant changes in policies or guidelines of China Mobile with respect to services provided by us may result in lower revenue or additional costs for us and materially adversely affect our financial condition or results of operations.
     China Mobile may from time to time issue policies or guidelines, requesting or stating its preference for certain actions to be taken by all wireless value-added service providers using its networks. Due to our reliance on China Mobile, a significant change in its policies or guidelines may result in lower revenues or additional operating costs for us. Such a change in policies or guidelines may result in lower revenues or additional operating costs for us, and we cannot assure you that our financial condition and results of operation will not be materially adversely affected by policy or guideline changes by China Mobile.
     For example, beginning in the second half of 2004, China Mobile and its provincial subsidiaries have been gradually implementing a series of policies designed to improve customer service and satisfaction. These policies include:
•	not recognizing revenue to us and other service providers for multimedia messaging services, or MMS, messages that cannot be delivered because of network or handset problems,

•	canceling subscriptions of users who have not accessed their wireless value-added service subscriptions for a certain period of time,

•	requiring more complicated procedures for users to confirm new subscriptions to certain wireless value-added services, and

•	removing from subscriber lists those users who fail to pay China Mobile or the provincial subsidiaries, or who cannot be billed because they use pre-paid telecommunications service cards.
     As China Mobile phases in these policies with respect to the various wireless value-added services, our revenues from the services have been adversely affected for several quarters. For example, in April 2005, China Mobile began canceling Wireless Application Protocol, or WAP, subscriptions that had not been active for eight months or more. As a result, our WAP revenue in the second quarter of 2005 decreased 4.6% from the first quarter of 2005, our WAP revenue in the third quarter of 2005 decreased 2% from the second quarter of 2005, and our WAP revenue in the fourth quarter of 2005 decreased 9% from the third quarter of 2005.
     In addition, on June 2, 2006, the Ministry of Information Industry, or the MII, posted a notice on its website announcing a series of coordinated measures from June through December 2006 aimed at protecting consumer rights in the wireless value-added services industry and ending certain industry practices such as conducting misleading advertising, deceiving users into subscribing to services and imposing hidden fees on users.
     On June 7, 2006, China Mobile notified wireless value added service providers that it will implement new regulations or strengthen enforcement of existing regulations in an effort to stop wireless spam, provide users with clear and complete price information, ensure that users do not subscribe to services inadvertently and cease billing of users for repetitious or unwanted messages. Violators of China Mobile’s new regulations are to be punished by temporary suspension of their services. China Mobile also announced that it will shorten, to six months from the previous eight months, the period of WAP subscriber inactivity before it will cancel a WAP subscription.
     Furthermore, China Mobile was reported by the Chinese media to be preparing additional regulations to further tighten subscription policies and otherwise control conduct by service providers. We have not been notified by China Mobile that any additional regulations are forthcoming, but we cannot assure you that such regulations will not be implemented in the future. If the regulations set forth in the June 7, 2006 notice are strictly enforced, or if regulations such as those described in the media reports or any other new MII or China Mobile regulations or policies are introduced and implemented, such regulations or policies could have a materially adverse impact on our financial performance.
Our dependence on the substance and timing of the billing systems of the telecommunications operators and their subsidiaries may require us to estimate portions of our reported revenues and cost of revenues for wireless value-added services. As a result, subsequent adjustments may have to be made to our wireless value-added services revenue in our financial statements.
     As we do not bill our wireless value-added services users directly, we depend on the billing systems and records of the telecommunications operators to record the volume of our wireless value-added services provided, charge our users, collect payments and remit to us our portion of the fees. We generally do not have the ability to independently verify or challenge the accuracy of the billing systems of the telecommunications operators.

     We record revenues based on monthly statements from the telecommunications operators confirming the value of our services that they billed to users during the month. Before the second half of 2004, China Mobile and its provincial subsidiaries usually sent such statements within 30 days after the end of each month. Beginning in the second half of 2004, China Mobile introduced several new policies that had the effect of lengthening the billing cycle in some provinces. These new policies include the following:
•	revenue collection for certain wireless value-added services was decentralized from the parent to the provincial subsidiaries through which we provide services, and

•	the subsidiaries began implementing the Mobile Information Service Center, or MISC, a mobile data management platform that records, processes and analyzes information relating to the provision of certain wireless value-added services, including usage, transmission and billing information.
     However, during 2005, we generally continued to receive statements from most of China Mobile’s provincial subsidiaries within 30 days after the end of each month. The billing and collection cycles of China Unicom, China Telecom, China Netcom and their respective subsidiaries are generally somewhat longer than those of China Mobile. In 2005, our accounts receivable were outstanding for an average of 50 days. We cannot assure you that the length of the billing cycle will not increase further in future.
     It is our practice to release our unaudited quarterly financial statements to the market. Due to our past experience with the timing of receipt of the monthly statements from the operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues and cost of revenues for which we will not have received monthly statements. In such an instance, our internal estimates would be based on our own internal projection of expected revenues and related fees from services provided. As a result of reliance on our internal estimates, we may overstate or understate our revenues and cost of revenues for the relevant reporting period. Our internal estimates of revenues and cost of revenues for any period are subsequently adjusted in our financial reports when we actually receive the monthly statements for such period.
     In 2005, estimated revenue accounted for less than 5% of our reported revenues each quarter. Because the relevant outstanding operator statements were received in the subsequent quarter, only 1% of our reported gross revenues for 2005 was based on estimates at year end. Our estimates are based on:
•	service and billing information in our internal data management system,

•	our past experience, and

•	our verbal communications with the telecommunications operators.
     We internally tabulate the value of a wireless value-added service provided based in part on delivery confirmations sent to us by the networks of the telecommunications operators with respect to each delivery of our services to a user within 72 hours of delivery. We record these confirmations in our internal data management system. There has historically been a discrepancy between the value that we estimate and the value that we are entitled to receive based on the monthly statements provided by the telecommunications operators. This discrepancy varies across different technology platforms and arises for various reasons, including late notification of delinquent customers, our customer database being out of synchronization with those of telecommunications operators, duplicate billing and delivery failure. As the internal tabulation may not be entirely consistent with the actual revenues confirmed by the monthly statements that we eventually receive, we multiply our internal tabulation of expected revenue from telecommunications operators from whom we have not received monthly statements by a realization factor applicable to the relevant mobile operator and service and determined according to the average discrepancy over the previous 12 months between our internal tabulations of expected revenues and the actual revenues based on the monthly statements. In addition, our employees verbally communicate with the telecommunications operators’

billing personnel regarding the estimated revenue for the period in question. We may or may not get additional comfort from such verbal communications.
     In 2005, China Mobile’s provincial subsidiaries completed their implementation of MISC, and we endeavored to adapt our own internal data management systems to align them with MISC and reduce the discrepancy between our revenue estimates and the revenue calculated by China Mobile and its subsidiaries. We cannot assure you that our efforts will be successful. We also cannot assure you that any negotiations between us and China Mobile to reconcile billing discrepancies would be resolved in our favor or that our results of operations would not be adversely affected as a result. See “Item 5— Operating and Financial Review and Prospects— Critical Accounting Policies— Revenue Recognition”.
Our efforts to develop additional distribution channels for our wireless value-added services may not succeed or may be halted by China Mobile.
     We have been increasingly cooperating with mobile handset manufacturers as an additional distribution channel for our services. We pre-load or embed in the mobile handset software our WAP icons and short codes for MMS and short messaging service, or SMS. A consumer who buys a new handset with our icons and codes embedded in it can easily access and subscribe to our services. We cannot guarantee that mobile handset manufacturers will continue their agreements with us or maintain their current revenue-sharing arrangements with us. In addition, China Mobile may state their preference for us to to cease such distribution agreements with the handset manufacturers. Should either event occur, our revenue and growth of revenue could be negatively affected. See “Item 4— Our Business— Strategic Relationships— Mobile Handet Manufacturers”.
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
     We have attained profitability only since the first quarter of 2003. We have experienced growth in our business in recent periods in part due to the growth in China’s wireless value-added services industry, which may not be representative of future growth or sustainable. We cannot assure you that our historical financial information is indicative of our future operating or financial performance, or that our profitability will be sustained.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.
     Our future success depends heavily upon the continued service of our key executives. In particular, we rely on the expertise and experience of Yunfan Zhou and Nick Yang, our founders and senior officers, in our business operations, and on their personal relationships with our other significant shareholders, our employees, the regulatory authorities, our clients, our suppliers, the telecommunications operators and our operating companies, Beijing AirInbox, Beijing WINT, Beijing Boya Wuji Technologies Co., Ltd., or Beijing Boya Wuji, Tianjin Mammoth Technology Co., Ltd., or Tianjin Mammoth, Wuhan Chengxitong and Beijing Xinrui Network Technology Company Limited, or BJXR. If Yunfan Zhou or Nick Yang, or both of them, become unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company in contravention of their employment agreements, we may not be able to replace them easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected. We do not currently maintain key-man life insurance for any of our key personnel.
If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the value-added telecommunications industry, we could be subject to severe penalties.
     In December 2001, in order to comply with China’s commitments with respect to its entry into the World Trade Organization, or the WTO, the State Council promulgated the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate ownership interest of a foreign investor in a foreign-funded telecommunications enterprise that provides value-added telecommunications services, including Internet content services, shall not exceed 50%.
     We and our subsidiary, KongZhong Information Technologies (Beijing) Co., Ltd., or KongZhong Beijing, are considered foreign persons or foreign-invested enterprises under PRC laws. As a result, we operate our wireless value-added services in China through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT (since February 2005), Wuhan Chengxitong (since November 2005) and BJXR (since January 2006), each of which is owned by PRC citizens or entities. We do not have any equity interest in these operating companies and instead enjoy the economic benefit of them through contractual arrangements, including agreements on provision of loans, provision of services, license of intellectual property, and certain corporate governance and shareholder rights matters. These operating companies conduct substantially all of our operations and generate substantially all of our revenues. They also hold the licenses and approvals that are essential to our business.
     There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, including but not limited to the laws and regulations governing the validity and enforcement of our contractual arrangements. Accordingly, we cannot assure you that PRC regulatory authorities will not determine that our contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan Chengxitong and BJXR violate PRC laws or regulations.
     If we or our operating companies were found to violate any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including, without limitation, the following:
•	levying fines;

•	confiscating our or our operating companies’ income;

•	revoking our or our operating companies’ business license;

•	shutting down the servers or blocking our or our operating companies’ web sites;

•	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China;

•	requiring us to restructure our ownership structure or operations; and/or

•	requiring us or our operating companies to discontinue our wireless value-added services business.
     Any of these or similar actions could cause significant disruptions to our business operations or render us unable to conduct our business operations and may materially adversely affect our business, financial condition and results of operations.
Our contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan Chengxitong and BJXR may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.
     PRC laws and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include wireless value-added services and Internet content services. As a result, we conduct substantially all of our operations and generate substantially all of our revenues through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan Chengxitong and BJXR pursuant to a series of direct or indirect contractual arrangements with them and their respective shareholders. These agreements may not be as effective in providing control over our operations as direct ownership of these businesses. In particular, our operating companies could fail to perform or make payments as required under the contractual agreements, and we will have to rely on the PRC legal system to enforce these agreements, which we cannot be sure would be effective.
Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business, our results of operations and the market price of our ADSs.
     We are subject to reporting obligations under the U.S. securities laws. We will be required by the U.S. Securities and Exchange Commission, or SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, to include a report by our management on our internal control over financial reporting in our Annual Reports on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our independent auditor must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. These requirements will first apply to our Annual Report on Form 20-F for the fiscal year ending December 31, 2006.
     Our management may conclude that our internal controls are not effective. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent auditor may disagree. If our independent auditor is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed, operated or reviewed, or if the independent auditor interprets the requirements, rules or regulations differently than us, then it may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could have a material adverse effect on the market price of our ADSs. We also may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.
     Moreover, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on the market price of our common shares.
Rapid growth and a rapidly changing operating environment may strain our limited resources.
     We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our user base increases, we will need to increase our investment in our technology infrastructure, facilities and other areas of operations. In particular, our product development, customer service and sales and marketing are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support may deteriorate and our business may suffer. For example, any deterioration in performance could prompt China Mobile or the other telecommunications operators to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:
•	develop and quickly introduce new services, adapt our existing services and maintain and improve the quality of all of our services, particularly as new mobile technologies such as the third-generation standard of wireless telecommunications transmission, or 3G, are introduced;

•	effectively maintain our relationships with China Mobile and the other telecommunications operators;

•	expand the percentage of our revenues that are recurring and are derived from monthly subscription-based services;

•	enter into and maintain relationships with desirable content providers;

•	continue training, motivating and retaining our existing employees and attract and integrate new employees, including into our senior management;

•	develop and improve our operational, financial, accounting and other internal systems and controls; and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.
We may face increasing competition, which could reduce our market share and materially adversely affect our financial condition and results of operations.
     The PRC wireless value-added services market has seen increasingly intense competition. The Ministry of Information Industry, or the MII, reported on its website that more than 900 service providers held nationwide licenses in 2005 to supply content and services on Chinese telecommunications operators’ networks. We compete with these companies primarily on the basis of brand, type and timing of service offerings, content, customer service, business partners and channel relationships. We also compete for experienced and talented employees. While we believe that we have certain advantages over our competitors, some of them may have more human and financial resources and a longer operating history than us. For example, Internet portals providing wireless value-added services may have an advantage over us with their more established brand names, user base and Internet distribution channels. Furthermore, our competitors may be able to offer a broader range of products and services than we are presently able to offer.
     We are facing increasing competition as additional service providers develop new technology and cooperation relationships with key business partners. According to Analysys International, a Beijing-based information technology and telecommunications market research firm, our primary competitors in the advanced second generation, or 2.5G, wireless value-added services market in China include Internet portals as well as wireless value-added service providers focused on 2.5G services. Our competitors that hold significant market share in WAP are TOM Online Inc., Shenzhen Xuntian Telecommunication Technology Ltd., Beijing Liandong Weiye Technology Development Company, Ltd. and Beijing Yintepusi Mobile Technology Co., Ltd., and our competitors that hold significant market share in MMS are TOM Online Inc., Sina Corporation, Linktone Limited and Tencent Technology Limited.
     Competition is particularly intense in China’s second generation, or 2G, wireless value-added services market as the barriers to entry are relatively low compared to the 2.5G market, resulting in a much higher number of wireless value-added service providers. Our primary competitors in this market include Internet portals. Our competitors that hold significant market share in this market are Sina Corporation, TOM Online Inc., Linktone Ltd., Tencent Technology Limited and Sohu.com Inc. In 2005, although we grew our 2G revenue by 172% over 2004, we do not believe that we were among the top five 2G service providers in terms of revenue. Given the intense competition in this market, we cannot assure you that our 2G revenue will continue to grow at the 2005 pace, if at all.
     In addition, China’s telecommunications operators may decide to work directly with the same content providers with whom we work, or to create and market their own wireless value-added services in competition with the services that we offer. Competition from the telecommunications operators could have a material adverse effect on our business operations, financial condition and results of operations.
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
The dividends and other distributions on equity we may receive from our subsidiaries are subject to restrictions under PRC law or agreements that our subsidiaries may enter into with third parties.
     We are a holding company. Our wholly-owned subsidiary, KongZhong Beijing, has entered into contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan Chengxitong through which we conduct our wireless value-added activities and receive revenues in the form of service fees. Sharp Edge Group Limited, or Sharp Edge, is our wholly-owned British Virgin Islands subsidiary. Sharp Edge’s wholly-owned PRC-based subsidiary, Anjian Xingye Technology (Beijing) Company Limited, or Beijing Anjian Xingye, has entered into contractual arrangements with BJXR through which we conduct our wireless value-added activities and receive revenues in the form of service fees. We rely on dividends and other distributions on equity paid by KongZhong Beijing and Sharp Edge, as well as service fees from Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan

Chengxitong and BJXR, for our cash requirements in excess of any cash raised from investors and retained by us. If KongZhong Bejiing or Sharp Edge incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.
     In addition, PRC law requires that payment of dividends by each of KongZhong Beijing and Beijing Anjian Xingye can only be made out of their respective net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, KongZhong Beijing and Beijing Anjian Xingye are also required to set aside no less than 10% of their respective after-tax net income each year to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital, and these reserves are not distributable as dividends. See note 15 to our historical consolidated financial statements included in this annual report. Any limitation on the payment of dividends by our subsidiaries could have a material adverse effect our ability to grow, fund investments, make acquisitions, pay dividends, and otherwise fund and conduct our business.
We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.
     We believe the copyrights, service marks, trademarks, trade secrets and other intellectual property we use are important to our business, and any unauthorized use of such intellectual property by third parties may adversely affect our business and reputation. We rely on the intellectual property laws and contractual arrangements with our employees, clients, business partners and others to protect such intellectual property rights. Third parties may be able to obtain and use such intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in the Internet and wireless value-added industries in China is uncertain and still evolving, and these laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions, such as the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.
     Due to the manner in which we obtain, collect, produce and aggregate content and applications for our wireless value-added services, and because our services may be used for the distribution of information, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations. In addition, third parties could assert claims against us for losses in reliance on information distributed by us. When we license third-party content or other intellectual properties, we rely on the licensor’s representations and warranties of its rights or titles to the content or intellectual properties. Although we perform reasonable due diligence, we cannot guarantee that such a licensor actually has the legal rights or titles to the content or intellectual properties that we distribute or use. We cannot guarantee that third parties will not assert claims against us or challenge the validity of our license agreements. If we are found to have infringed any intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. We may also incur significant costs in investigating and defending the claims even if they do not result in liability. We have not purchased liability insurance for these types of claims.
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
     Selective acquisitions form part of our strategy to further expand our business. We made three acquisitions in 2005 and one in the first quarter of 2006. If we are presented with appropriate opportunities, we may acquire additional businesses, technologies, services or products that are complementary to our core wireless value-added services business. Any acquisitions and the subsequent integration of new companies into ours require significant attention from our management, in particular to ensure that the acquisition does not disrupt our relationships with the telecommunications operators or affect our users’ opinion of our services and customer support, and to ensure that the acquisition is effectively integrated with our existing operations and wireless value-added services. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Acquisitions may expose us to risks, including risks associated with the assimilation of new operations, services and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, relationships with employees and content providers. Acquisitions may result in potentially dilutive issuances of equity securities or impairment related to goodwill or other intangible assets. Given the sophisticated technologies used in the wireless value-added services industry, the successful, cost-effective integration of other businesses’ technology platforms and services into our own will also be a critical and highly complex aspect of any acquisition.
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
     The wireless value-added services market in China has evolved rapidly in recent years, with the introduction of new and advanced services, development of consumer preferences, market entry by new competitors and adaptation of strategies by existing competitors. Accordingly, it is extremely difficult to accurately predict consumer acceptance and demand for various existing and potential new offerings and services, and the future size, as well as composition and growth, of this market. Furthermore, given the limited history and rapidly evolving nature of our market, we cannot predict the price that wireless users will be willing to pay for our services or whether users will have concerns about security, reliability, cost and quality of service associated with advanced wireless value-added services. If acceptance of our advanced wireless value-added services is different from what we anticipate, our ability to maintain or increase our revenue and net income could be materially and adversely affected.
The laws and regulations governing the wireless value-added telecommunications and Internet industry in China are developing and subject to future changes. Substantial uncertainties exist as to the interpretation and implementation of those laws and regulations.
     Although wireless value-added services are subject to general regulation regarding telecommunication services, we believe that currently there are no PRC laws at the national level specifically governing wireless value-added services, such as our services related to short messaging services, or SMS, multimedia messaging services, or MMS, WAP, JavaTM, IVR and color ring back tones, or CRBT.
     Beijing AirInbox operates Internet web sites in China, which constitute one of the channels through which our services are offered. In recent years, the PRC government has begun to promulgate laws and regulations applicable to Internet-related services and activities, many of which are relatively new and untested and subject to future changes. In addition, various regulatory authorities of the central PRC government, such as the State Council, the MII, the State Administration of Industry and Commerce, or SAIC, and the Ministry of Public Security, are

empowered to issue and implement rules to regulate certain aspects of Internet-related services and activities. Furthermore, some local governments also have promulgated local rules applicable to Internet companies operating within their respective jurisdictions. As the Internet industry itself is at an early stage of development in China, it is likely that new laws and regulations will be promulgated in the future to address issues that may arise from time to time. As a result, uncertainties exist regarding the interpretation and implementation of current and future PRC Internet laws and regulations.
     Each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and BJXR has obtained a telecommunications and information services operating license for their Internet content businesses from the Beijing Telecommunications Administration Bureau. In addition, each of Beijing AirInbox, Beijing WINT, BJXR and Wuhan Chengxitong has obtained a nationwide value-added telecommunications license from the MII in order to provide services in multiple provinces, autonomous regions and municipalities. If any of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, BJXR or Wuhan Chengxitong fails to obtain or maintain any required licenses or permits, it may be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of its operations. Any of these measures could materially disrupt our operations and materially and adversely affect our financial condition and results of operations.
The PRC government or the telecommunications operators may prevent us from distributing, and we may be subject to liability for, content that any of them believes is inappropriate.
     China has promulgated regulations governing telecommunications service providers, Internet access and the distribution of news and other information. In the past, the PRC government has stopped the distribution of information over the Internet that it believes violates Chinese law, including content that it deems to be obscene, to incite violence, to endanger national security, to be contrary to the national interest or to be defamatory.
     The telecommunications operators also have their own policies that restrict the distribution by wireless value-added service providers of content they deem inappropriate. For instance, they have punished certain providers for distributing content deemed by them to be obscene. Such punishments have included censoring of content, delays in payments of fees by the telecommunications operators to the offending service provider, forfeiture of fees owed by the telecommunications operators to the offending service provider and suspension of the service on the telecommunications operators’ networks. Accordingly, even if we comply with PRC governmental regulations relating to licensing and foreign investment restrictions, if the PRC government or the telecommunications operators were to take any action to limit or prohibit the distribution of information we provide or to limit or regulate any current or future content or services available to our users, our revenues could be reduced and our reputation harmed. In August 2004, China Mobile notified us that one of our IVR services in early June 2004 had contained inappropriate content. For this infraction, China Mobile suspended until the end of 2004 approval of new applications from us for new products and services on all platforms and also suspended joint promotions with us. In addition, China Mobile suspended for one year, until June 30, 2005, approval of our applications to operate on new platforms.
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
If we are unable to respond successfully to technological or industry developments, our business may be materially adversely affected.
     The telecommunications market is characterized by rapid advancements in technology, evolving industry standards and changes in customer needs. New standards, services or technologies may render our existing services or technologies less competitive or obsolete. Telecommunications operators in China are currently anticipating the introduction of 3G telecommunications services. Responding and adapting to 3G and other technological developments and standard changes in our industry may require substantial time, effort and capital investment. In the event that we are unable to respond successfully to technology or industry developments, this may materially adversely affect our business, results of operations and competitiveness.
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
     According to Global Insight, since 1978, China has been one of the world’s fastest-growing economies in terms of gross domestic product, or GDP, growth. We cannot assure you, however, that such growth will be sustained in the future. Moreover, any negative development in the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in China.
     The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.
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
     Under China’s existing foreign exchange regulations, our subsidiaries, KongZhong Beijing and Beijing Anjian Xingye, are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.
     Foreign exchange transactions under the capital accounts of our subsidiaries, KongZhong Beijing and Beijing Anjian Xingye, and of our operating companies, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Wuhan Chengxitong and BJXR, continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the State Administration of Foreign Exchange, or SAFE. In particular, if KongZhong Beijing or Beijing Anjian Xingye borrow foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance KongZhong Beijing or Beijing Anjian Xingye by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. In addition, if we finance Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Wuhan Chengxitong or BJXR by loans, we must obtain approval from SAFE. These limitations could affect the ability of KongZhong Beijing, Beijing Anjian Xingye, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Wuhan Chengxitong or BJXR to obtain foreign exchange through debt or equity financing.
The PRC government has recently tightened regulation of investments made by PRC companies and residents in offshore companies and reinvestments in China made by these offshore companies. These new measures may have a significant impact on our business and operations and our business and operations will be subject to more restrictive governmental supervision.
     In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which took effect on November 1, 2005. Notice 75 supersedes prior SAFE regulations promulgated in January and April of 2005. Notice 75 requires PRC residents to register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them and direct investment through such an offshore entity in China. The term “PRC residents”, as used in Notice 75, includes not only PRC citizens but also other persons who habitually reside in the PRC for economic benefit. Such PRC residents are required to register with the relevant SAFE branch before establishing or taking control of such an offshore entity and complete amended registrations with the relevant SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into the offshore entity, (ii) subsequent overseas equity financing by such offshore entity, or (iii) any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. PRC residents who have already incorporated or gained control of offshore entities that had completed onshore investments in the PRC before Notice 75 took effect must register with the relevant local SAFE branch on or before March 31, 2006. In addition, such PRC residents are required to repatriate into China all of their dividend profits or capital gains from their shareholdings in the offshore entity within 180 days of their receipt of such profits or gains.

     The registration and amendment procedures set forth by Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investment or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.
     A number of terms and provisions in Notice 75 remain unclear. Because of uncertainty over how Notice 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as remitting dividends and foreign currency-denominated borrowings, may be subject to compliance with Notice 75 requirements by our PRC resident shareholders. Despite our efforts to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related foreign exchange regulations. In particular, we cannot assure you that we will be able to cause all our present or prospective PRC resident shareholders to comply with all SAFE regulations. A failure by our PRC resident shareholders to comply with Notice 75 or our inability to secure required approvals or registrations may subject us to fines or legal sanctions, limit our subsidiaries’ ability to make distributions or pay dividends, restrict our overseas or cross-border investment activities or affect our ownership structure, any of which could affect our business and prospects.
Fluctuation of the Renminbi could adversely affect the value of and dividends payable on our ADSs.
     The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China each day based on the previous day’s interbank foreign exchange market rates. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable. However, on July 21, 2005, the People’s Bank of China shifted to a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. Although daily fluctuations of the Renminbi against the basket of currencies are limited to 0.3% per day, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. We cannot guarantee that the Renminbi will not be permitted to enter into a full float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Because we receive substantially all of our revenues in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.
The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.
     The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in China over the past 20 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us and foreign investors, including you. In addition, the PRC government may enact new laws or amend current laws that may be detrimental to our current contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan Chengxitong and BJXR, which may in turn have a material adverse effect on our business operations.
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
Any future outbreak of Severe Acute Respiratory Syndrome, avian influenza or any other epidemic in China may have a material adverse effect on our business operations, financial condition and results of operations.
     From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that SARS had been contained. However, after this declaration, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. In addition, a number of Asian and European countries, including China, have recently reported cases of humans being infected with a strain of avian influenza or bird flu known as H5N1, which is often fatal to humans. Any outbreak of any of these diseases or other highly dangerous communicable diseases in China in the future may disrupt our business operations and have a material adverse effect on our financial condition and results of operations. In addition, health or other government regulations may require temporary closure of our offices, or the offices of our advertisers, content providers or partners, which may severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of SARS, bird flu or any other epidemic.
Item 4. Information on the Company
History and Development of the Company
     We were incorporated on May 6, 2002 under the laws of the Cayman Islands as Communication Over The Air Inc., an exempted limited liability company. In March 2004, we changed our name to KongZhong Corporation. We are headquartered in Beijing, China, and provide wireless value-added services throughout China.
     We conduct our business in China solely through our wholly-owned subsidiaries, KongZhong Beijing, KongZhong China and Beijing Anjian Xingye. In order to meet domestic ownership requirements under PRC law, which restrict us and our subsidiaries, as foreign or foreign-invested companies, respectively, from operating in certain value-added telecommunications and Internet services, we operate our wireless value-added services through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan Chengxitong and BJXR, all of which are based in China and are wholly owned by PRC citizens. We do not have any equity interests in Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan Chengxitong or BJXR, but enjoy the economic benefits of these companies through a series of contractual arrangements as described below.

     Our principal executive office is located at 35th Floor, Tengda Plaza, No. 168, Xizhimenwai Street, Beijing, China, 100044. Our telephone number is (8610) 8857-6000. Our primary website address is www.KongZhong.com and our wireless Internet portal address is kong.net. Information contained on our website or our wireless Internet portal does not constitute a part of this annual report. Our agent for service of process is CT Corporation System located at 111 Eighth Avenue, New York, New York, 10011.
     In July 2004, we completed the initial public offering of our American Depositary Shares, representing our ordinary shares, and listed the ADSs on The Nasdaq Stock Market, Inc., or Nasdaq.
Our Investments and Acquisitions
     In December 2004, we signed an agreement with eFriendsNet Entertainment Corp., or EFN, a leading social networking company in China, to purchase 10% of the total equity interest in EFN for $0.5 million. We completed the investment in March 2005. In January 2006, we sold all our shares in EFN for an immediate cash consideration of $1.7 million. We may receive additional payments contingent upon certain conditions.
     In February 2005, we entered into an investment agreement with Beijing WINT, its original shareholders and our designees pursuant to which the original shareholders transferred 100% of the equity interest in Beijing WINT to our designees for RMB 13.84 million (approximately $1.68 million at the then-prevailing exchange rate) consisting of RMB4.02 million (approximately $0.49 million) in cash and RMB9.82 million (approximately $1.19 million) satisfied by waiving receivables from former shareholders of Beijing WINT. As a result of a series of contractual arrangements with our designees, all of whom are our employees, we enjoy all of the economic interest in Beijing WINT. For a further description of these agreements, see “— Our Corporate Structure” below, as well as “Item 7— Major Shareholders and Related Party Transactions— Related Party Transactions”. Beijing WINT is focused on developing WAP products and services.
     On May 12, 2005, our operating companies, Beijing AirInbox and Beijing WINT, signed an agreement with the original shareholders of Tianjin Mammoth to acquire 95% and 5%, respectively, of the equity interest in Tianjin Mammoth for an aggregate consideration of RMB 6 million, or approximately $724,944 at the then-prevailing exchange rate, of which $675,379 was paid in 2005 and the remaining balance of $49,565 will be paid in 2006. The acquisition was concluded on May 24, 2005. Tianjin Mammoth was founded in June 2002 and has become a well-known mobile game developer in China. Since the acquisition, Tianjin Mammoth has primarily developed games for KongZhong affiliates.
     In November 2005, we entered into a definitive agreement with Wuhan Chengxitong and its original shareholders to acquire all of the economic interest in Wuhan Chengxitong, a wireless value-added service provider in Hubei province, central China, for a purchase price of RMB14.45 million (approximately $1.79 million at the then-prevailing exchange rate), consisting of RMB4.4 million (approximately $0.54 million) in cash and RMB10.05 million (approximately $1.24 million) satisfied by waiving receivables from former shareholders of Wuhan Chengxitong. Of the $0.54 million in cash, $0.50 million was paid in 2005 and the remaining balance of $0.4 million was paid in January 2006.
     In January 2006, we entered into a definitive agreement to acquire 100% of Sharp Edge, a company incorporated in the British Virgin Islands and based in Beijing, which provides wireless value-added services through its operating entity, BJXR. We paid a cash consideration of $7 million during the first quarter of 2006, and may make two additional payments totaling up to $28 million over a 15-month period from closing, based upon Sharp Edge’s financial performance. We have the option of paying 30% of the additional consideration by issuing shares of our company. Sharp Edge is a leading provider of services on the SMS, IVR and CRBT technology platforms. Sharp Edge reported unaudited net income of approximately $1.93 million for the year ended December 31, 2005. Of its 2005 revenue, approximately 50% was from the customers of China Telecom, 33% from the customers of China Netcom, 13% from the customers of China Unicom and 4% from the customers of China Mobile.

     Our Corporate Structure
     The chart below sets forth our corporate and share ownership structure as of February 28, 2006.

[1]	We do not have any ownership interest in Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, BJXR or Wuhan Chengxitong. Our wholly owned subsidiaries have entered into a series of contractual arrangements with these companies and/or their respective shareholders.
     PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include wireless value-added services. See also “— Regulation”. To comply with PRC regulations, we conduct substantially all of our wireless value-added operations through five of our operating companies.
     Beijing AirInbox is 45% owned by Yang Cha, formerly our employee and currently our consultant, 42% by Songlin Yang, an uncle of our co-founder, Nick Yang, 10% by Yunfan Zhou, our co-founder and 3% by Zhen Huang, the wife of Nick Yang.
     Beijing Boya Wuji and Beijing Xinrui. Beijing Boya Wuji was established in March 2004 with each of Yunfan Zhou and Zhen Huang holding 50% of its total equity interests. In January 2005, Beijing AirInbox acquired

40% of the total equity interests of Beijing Boya Wuji from Yunfan Zhou and 40% from Zhen Huang, with the result that Beijing AirInbox holds 80% of Beijing Boya Wuji and Yunfan Zhou and Zhen Huang each hold 10%.
     Beijing WINT is 40% owned by Yang Yang, 30% owned by Linguang Wu, and 30% owned by Guijun Wang, all of whom are our employees.
     Tianjin Mammoth is 95% owned by Beijing AirInbox and 5% owned by WINT.
     BJXR is 51% owned by Guijun Wang and 49% owned by Yang Li, both of whom are our employees.
     Wuhan Chengxitong is 90% owned by Yang Li and 10% owned by Xuelei Wu, both of whom are our employees.
     We do not have any equity interests in Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Wuhan Chengxitong or BJXR but instead enjoy the economic benefits of these companies through a series of contractual arrangements, which we and our subsidiaries, KongZhong Beijing and Beijing Anjing Xingye, have entered into with these companies and/or their respective shareholders as described below. For a further description of each of these agreements, see “Item 7— Major Shareholders and Related Party Transactions— Related Party Transactions”.
     As part of these contractual arrangements, we have entered into loan agreements with each of the shareholders of Beijing AirInbox, pursuant to which long-term loans were provided to each of these shareholders to be invested exclusively in Beijing AirInbox. Each shareholder has also agreed to repay these loans only in the form of a transfer of all of his or her interest in Beijing AirInbox to either KongZhong Beijing or our designees to the extent allowed by PRC law under certain circumstances. We currently do not plan to extend any additional loans to the shareholders of Beijing AirInbox or to extend any loans to the shareholders of our other operating companies. See “Item 7—Major Shareholders and Related Party Transactions— Related Party Transactions”.
     Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and Wuhan Chengxitong and their respective shareholders also have entered into exclusive share option agreements with each of KongZhong Beijing. Pursuant to these agreements, each of the shareholders of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and Wuhan Chengxitong has granted an exclusive option to KongZhong Beijing or our designees to purchase all or part of such shareholder’s equity interest in Beijing AirInbox, Beijing Boya Wuji, Beijing WINT or Wuhan Chengxitong, as the case may be, in accordance with PRC law, and has covenanted not to encumber such equity interest in any manner other than as permitted by KongZhong Beijing.
     KongZhong Beijing has entered into business operation agreements with each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and Wuhan Chengxitong and their respective shareholders. Pursuant to these agreements, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan Chengxitong and their respective shareholders agreed to appoint individuals designated by KongZhong Beijing to the management team of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and Wuhan Chengxitong, and to refrain from taking certain actions that may materially affect these companies’ operations. Each of the shareholders of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and Wuhan Chengxitong also has executed an irrevocable power of attorney in favor of individuals designated by KongZhong Beijing. Pursuant to these powers of attorney, those designated individuals have full power and authority to exercise all of such shareholders’ rights with respect to their equity interests in Beijing AirInbox, Beijing Boya Wuji Beijing WINT or Wuhan Chengxitong.
     KongZhong Beijing has entered into exclusive technical and consulting services agreements with each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and Wuhan Chengxitong. Pursuant to these exclusive technical and consulting services agreements, KongZhong Beijing provides technical and consulting services to Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and Wuhan Chengxitong in exchange for service fees. Each of the shareholders of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and Wuhan Chengxitong has entered into an equity pledge agreement with KongZhong Beijing, pursuant to which these shareholders pledged their respective interests in Beijing AirInbox, Beijing Boya Wuji Beijing WINT or Wuhan Chengxitong, as the case may be, to guarantee the performance of such companies’ payment obligations under the respective exclusive technical and consulting services agreements.
     KongZhong Beijing has entered into an exclusive trademark license agreement with each of Beijing AirInbox and Beijing Boya Wuji, pursuant to which KongZhong Beijing granted each of Beijing AirInbox and Beijing Boya Wuji a non-exclusive license to use its trademarks in exchange for a fee. KongZhong Beijing has entered into a domain name agreement with each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and Wuhan Chengxitong, pursuant to which KongZhong Beijing granted each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and Wuhan Chengxitong a non-exclusive license to use its domain names in exchange for a fee.
     BJXR and its shareholders have entered into exclusive share option agreements with our subsidiary, Beijing Anjian Xingye. Pursuant to these agreements, each of the shareholders of BJXR has granted an exclusive option to Beijing Anjian Xingye or our designees to purchase all or part of such shareholder’s equity interest in BJXR in accordance with PRC law, and has covenanted not to encumber such equity interest in any manner other than as permitted by Beijing Anjian Xingye.
     Beijing Anjian Xingye has entered into a business operation agreement with BJXR and its shareholders. Pursuant to this agreement, BJXR and its shareholders agreed to appoint individuals designated by Beijing Anjian Xingye to the management team of BJXR, and to refrain from taking certain actions that may materially affect BJXR’s operations. Each of the shareholders of BJXR also has executed an irrevocable power of attorney in favor of individuals designated by Beijing Anjian Xingye. Pursuant to these powers of attorney, those designated individuals have full power and authority to exercise all of such shareholders’ rights with respect to their equity interests in BJXR.
     Beijing Anjian Xingye has entered into an exclusive technical and consulting services agreement with BJXR. Pursuant to this agreement, Beijing Anjian Xingye provides technical and consulting services to BJXR in exchange for service fees. Each of the shareholders of BJXR has entered into an equity pledge agreement with Beijing Anjian Xingye, pursuant to which these shareholders pledged their respective interests in BJXR to guarantee the performance of BJXR’s payment obligations under the its exclusive technical and consulting services agreement.
     In the opinion of our PRC legal counsel, Llinks Law Offices, the ownership structures of KongZhong Beijing, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan Chengxitong and BJXR, our contractual arrangements with these companies and their respective shareholders and the businesses and operations of these companies as described in this annual report are in compliance with all existing PRC laws and regulations and are enforceable in accordance with their terms and conditions. In addition, our PRC legal counsel is of the opinion that, with respect to Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan Chengxitong and BJXR, no consent, approval or license, other than those already obtained, is required under any of the existing PRC laws and regulations for the effectiveness and enforceability of the ownership structures, contractual arrangements, businesses and operations of these companies, with the exception that Beijing AirInbox is required to obtain a license pursuant to the Internet News Information Services Regulations, for which Beijing AirInbox’s application is pending. In addition, there are substantial uncertainties regarding the interpretation and implementation of current PRC laws and regulations. See “— Regulation” and “Item 3— Key Information — Risk Factors— Risks Relating to Our Business — If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the value-added telecommunications industry, we could be subject to severe penalties”, and “— Our contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan Chengxitong and BJXR may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce”. As discussed in those risk factors, certain events may cause us to lose the benefits and control intended to be created by these arrangements.

Capital Expenditures and Divestitures
     See “Item 5— Operating and Financial Review and Prospects— Capital Expenditures” for information concerning our principal capital expenditures since our inception and those planned for 2005. We have not undertaken any significant divestitures.
Business Overview
     We are one of China’s leading providers of wireless value-added services generally, and are the leading provider in terms of 2.5G wireless interactive entertainment, media and community services to customers of China Mobile, which has the largest mobile subscriber base in the world. According to Analysys International, based on our 2005 revenues, we were the leading provider on China Mobile’s networks of wireless value-added services on each of the WAP, MMS and JavaTM technology platforms. In addition, since 2004 we have provided wireless value-added services on the networks of China Unicom, China Telecom and China Netcom, China’s other major telecommunications operators.
     We provide interactive entertainment, media and community services through multiple technology platforms to mobile phone users. We provide most of our services through 2.5G technology platforms, including WAP, MMS and JavaTM, which offer higher quality graphics, richer content and interactivity than 2G wireless services. We also offer a range of data and voice services through 2G technology platforms, including SMS, IVR and CRBT.
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
     Users can purchase our value-added services on a per use basis and, in most cases, on a subscription basis. We provide our services mainly pursuant to our cooperation arrangements with the telecommunications operators and their provincial subsidiaries, the terms of which are generally for one year or less. We do not directly bill our users, and depend on the billing systems and records of the telecommunications operators to bill and collect all fees. We generally do not have the ability to independently verify the accuracy of the billing systems of the telecommunications operators. As the telecommunications operators do not provide us with a detailed revenue breakdown on a service-by-service basis, we depend on our internal data management system to monitor revenue derived from each of our services. We make our business decisions based on our internal data, taking into account our historical experience in reconciling our internal data to our actual results of operations and other factors including strategic considerations.

     The following diagram illustrates how our services are provided through technology platforms to users.
     Users have the option of ordering our services from our web site, www.KongZhong.com, or from their mobile phones by using our access code or by choosing the icon embedded in select models of handsets. Users also may order some of our services from a telecommunication operator’s portal or web site. Substantially all of our services are ordered by users directly through their mobile phones and all services are delivered through mobile phones.
     We continuously produce and source new content that appeals to our target consumers for advanced value-added services. Utilizing software we have developed, our experienced editors and producers edit, redesign and repackage our content for our different services and technology platforms in a manner that appeals to consumers and ensures a consistent user experience across different mobile handset models. We obtain our content through in-house writers, freelance writers and third-party suppliers. Through contractual arrangements, we have exclusive rights over the content produced by our in-house writers, the content specifically produced for us by freelance writers and some of the content sourced from third-party suppliers.
     We also maintain a wireless Internet or WAP portal, kong.net, which we launched in 2004 and strengthened in 2005. Through our portal, we offer news, community, games and other interactive media and entertainment services to our customers free of charge. Developing our wireless Internet portal business will be a key initiative and focus of our efforts in 2006.
Our Business
Our Wireless Value-Added Services
     The following are the three major service areas on which we focus:
•	Interactive Entertainment. We offer a wide range of interactive entertainment services, including mobile games, karaoke, electronic books and mobile phone personalization features, such as ringtones, wallpaper, icons, clocks and calendars. We provide our interactive entertainment services through all of our technology platforms. Mobile phone users can download on demand or subscribe for regular downloads of our interactive entertainment services, although most of our mobile games are offered on a single-transaction basis. Some of our most popular interactive entertainment services include:
–	Mobile Games. We focus on offering mobile games based on 2.5G platforms including WAP and JavaTM.. In 2005, we established a dedicated mobile games product development team to develop and publish 2.5G mobile games and also acquired Tianjin Mammoth, a mobile games developer. As of December 31, 2005, we had a library of over 100 internally developed mobile game titles. Our internally developed game Kung Fu Hustle, launched in November 2005, received the Best Mobile Game Award at the 2005 China Annual Game Industry Conference.

–	Pictures and Logos. Mobile phone users can download pictures and logos to personalize the background of their mobile phone screens. Such pictures include cartoons, pets and scenic photos.

–	Polyphonic Ringtones. Our ringtones enable a mobile phone user to personalize their ringtones using the melodies of their favorite songs or special sound effects.
•	Media. Users can download our media content on either a single-transaction basis or a monthly subscription basis. Media content covers international and domestic news, entertainment, sports, fashion, lifestyle and other special interest areas. Some of our most popular media services include:
–	News. We offer international and domestic news, delivered in a format easy for the reader to peruse. Our WAP version enables users to easily search for news that interests them.

–	Entertainment. Our entertainment magazine focuses on high-profile celebrities and includes star biographies, interviews and photos.

–	Sports. Our sports magazine features sports news, game scores and information about sports stars.
•	Community. Users can engage in community-oriented activities such as interactive chatting, message boards, dating and networking. Users may access our community services only on a monthly subscription basis. Some of our most popular community services include:
–	Chat. We offer a variety of chat services. For instance, we have a virtual reality game that allows mobile phone users to choose the lifestyle they dream of and interact with the city’s other inhabitants/players.

–	Dating. Our dating mobile services are highly popular. We have a mobile chat and dating service available on WAP and MMS that allows users to utilize the enhanced features of 2.5G technology to choose their chatting partners from a selection of pictures taken with users’ mobile phone cameras. We also offer a WAP-based dating service designed to simulate a campus environment tailored for students.

–	Photo Albums. Our photo albums allow mobile users to post and arrange their photos take with their mobile handsets into albums accessible via their handsets. Utilizing the WAP technology platform, mobile users can access photo albums in a manner similar to accessing photo albums on the Internet.
Our Wireless Internet Portal Business
     We have developed a wireless Internet portal that customers can visit from their mobile phones by using their WAP browser while accessing China’s 2.5G mobile networks. Our original wireless Internet portal domain name, or URL, was www.cota.cn, but we have recently moved to www.kong.net. Our portal is independent of the telecommunications operators’ portals, including China Mobile’s MonternetTM portal. Through our portal, we offer news, community services, games and other interactive media and entertainment services to our customers free of charge. We launched our portal in 2004, began expanding our portal offerings in 2005 and plan to undertake a major advertising campaign in 2006 to drive traffic to our portal and promote recognition of the portal and our corporate brand.
     Our wireless Internet portal business is a new business and strategic initiative that we are undertaking with the aim of further expanding our product offerings, strengthening our competitive advantages, increasing corporate brand awareness and preparing ourselves for the eventual launch of 3G networks in China. We believe this initiative is an important part of our efforts to continue growing our business over the long term. We expect our wireless Internet portal business will eventually generate advertising revenue over the long term if traffic to our portal becomes sufficiently large. However, we do not expect any significant revenue, including advertising revenue, from our wireless Internet portal business during the next few years.
Our Technology Platforms
     2.5G Wireless Standard Services
     We deliver our 2.5G services primarily to users of mobile phones that either are based on the global system for mobile communication, or GSM, standard and utilize general packet radio service, or GPRS, technology or are based on the code-division multiple access, or CDMA, standard and utilize CDMA 1x technology, in both cases through the WAP, MMS and JavaTM technology platforms.
•	Wireless Application Protocol (WAP). WAP allows users to browse content on their mobile phones so that users can request and receive information in a manner similar to accessing information on Internet web sites through personal computers. We provide our WAP service primarily over China Mobile’s GPRS networks, which allows users to download color and animated pictures, logos and wallpaper, interactive mobile games, customized ringtones and other Internet content. We launched WAP services in May 2002, but did not begin to receive revenue for such services until September 2002, when China Mobile started to allow service providers to charge fees for WAP services.

•	Multimedia Messaging Services (MMS). MMS is a messaging service that we deliver over GPRS networks and that, in China, allows up to 50 kilobytes of data to be transmitted in a single message, compared to 140 bytes of data via SMS. As a result, MMS enables users to download colorful pictures and advanced ringtones. We launched MMS services in October 2002, but did not begin to receive revenue for such services until April 2003, when China Mobile started to allow service providers to charge fees for MMS. Our monthly subscription services automatically send information to users’ mobile phones, and include news, beauty, celebrity photographs and special collectible items. Our services that can be downloaded on a single-transaction basis include pictures, screensavers, ringtones and special sound effects.

•	JavaTM. JavaTM technology allows mobile phone users to play interactive and networked mobile games and karaoke, and to download applications to customize their mobile phone settings, such as screensavers and clocks. We launched services based on the JavaTM programming language in September 2003, but did not begin to receive revenue for such services until November 2003, when China Mobile started to allow service providers to charge fees for JavaTM services. We expect revenue from our JavaTM-based services to continue grown as more models of mobile phones sold in China incorporate this technology and we develop new services utilizing the JavaTM language.
     2G Wireless Standard
     We deliver our 2G services primarily through the SMS, IVR and CRBT technology platforms.
•	Short Messaging Services (SMS). SMS is the basic form of mobile messaging service, and is supported by substantially all mobile phone models currently sold. Users can receive our products and services, which include news, jokes, weather forecasts and short stories, through their mobile phones on a subscription or single-transaction basis. We launched and began receiving revenue from SMS in July 2002.

•	Interactive Voice Response (IVR). Interactive voice response services allow users to access voice content from their mobile phones, including music, chat, foreign-language instruction and novels. We launched and began receiving revenue from IVR services in December 2003.

•	Color Ring Back Tone (CRBT). Color ring back tones allow a mobile phone user to customize the sound that callers hear when ringing the user’s mobile phone. We offer a variety of entertaining content, including pre-recorded messages, movie dialogues and soundtracks and a wide range of classical and popular music. We launched and began receiving revenue from our CRBT services in October 2003 in Beijing and subsequently began to offer CRBT services in other provinces. We offered CRBT services through 58 provincial subsidiaries of China Mobile, China Unicom, China Netcom and China Telecom as of December 31, 2005.
     Although our focus has been and remains on providing services based on 2.5G technology platforms, we have continued to pursue a diversified growth strategy. In 2005, our product development and sales and marketing teams increased their efforts to develop and promote 2G services, and we intend to continue these efforts in 2006. We expect the portion of our total revenue from 2G services to continue to grow in 2006 because of our ongoing efforts and also as a result of our acquisition of Sharp Edge, because most of Sharp Edge’s revenues are derived from the provision of 2G services. However, given the intense competition in this market, we cannot assure you that our 2G revenue will continue to grow at the 2005 pace, if at all.
Strategic Relationships
     We have established cooperation arrangements with telecommunications operators, mobile handset manufacturers, content providers and other business partners to produce, promote and market our services. We provide our wireless value-added services mainly pursuant to cooperation agreements through China Mobile’s MonternetTM network. Since 2004, we also have provided our wireless value-added services through China Unicom’s Uni-InfoTM mobile network and each of China Netcom’s and China Telecom’s Personal Handyphone Systems, or PHS systems, which are based on fixed-line networks. In addition, we cooperate with several of China’s leading mobile handset manufacturers, which make select handset models with a wireless value-added services icon in the handset’s menu that enables users to access our services directly. We pay service fees to the telecommunications operators, mobile handset manufacturers, mobile handset distributors, content providers and other partners, where relevant.
     Telecommunications Operators
     China Mobile is the world’s largest mobile telecommunications network operator in terms of subscribers, with 246.7 million subscribers as of December 31, 2005. Our working relationship with China Mobile is critical to the operation and continued development of our business. See “Item 3— Risk Factors— Risks Relating to Our Business—We depend on China Mobile for substantially all of our revenue, and any loss or deterioration of our relationship with China Mobile may result in severe disruptions to our business operations and the loss of substantially all of our revenues”. We provide wireless value-added services in all 31 Chinese provinces or provincial-level municipalities pursuant to cooperation agreements with China Mobile and its provincial subsidiaries. Generally, these agreements have terms of one year or shorter, but renew automatically unless either party objects. We derive substantially all of our revenue through China Mobile and its provincial subsidiaries and work with them in the development and promotion of wireless value-added services. We were one of the first wireless service providers to work with China Mobile to develop and offer WAP, MMS and JavaTM. In addition, we have jointly promoted wireless value-added services with China Mobile, which is generally more cost-effective and wide-reaching than if we were to promote these services through traditional advertising.

     In addition to our cooperation agreements with China Mobile and its provincial subsidiaries, we have entered into cooperation agreements pursuant to which we provide 2.5G and 2G services on the networks of China Unicom, and 2G services on the networks of China Netcom and China Telecom. Revenue from the cooperation agreements with these three telecommunications operators amounted to 5% of our total revenues during the year ended December 31, 2005, as compared to less than 1% of total revenue during the year ended December 31, 2004. We expect the portion of our total revenue from our cooperation agreements with China Unicom, China Netcom and China Telecom to further increase in 2006 as a result of organic growth and our acquisition of Sharp Edge, because most of Sharp Edge’s revenues are derived from relationships with these three telecommunications operators.
     We establish the fees to the users of our services in consultation with the telecommunications operators and pay a service fee to the telecommunications operators through which our services are provided. We charge our users content fees, which vary among our different services, on either a transaction or a monthly subscription basis.
     Pursuant to our agreements with the subsidiaries of China Mobile, we generally pay to China Mobile subsidiaries 15% of the fees we generate from providing our services to users through the mobile operator’s network. China Mobile subsidiaries also offer to provide us with customer services or customer services packaged with marketing and promotional services in return for an additional 15% or 35%, respectively, of the fees we generate from providing our services through such operator’s network. However, because we maintain our own customer service and sales and marketing capabilities, we generally do not contract with China Mobile subsidiaries for such services and therefore generally pay only 15% of the fees we generate from providing our services to users. In addition, China Mobile subsidiaries deduct a net transmission charge from our portion of the fees for services provided on the MMS and SMS platforms. Such transmission charge is equivalent to the transmission fee set forth in the table below multiplied by the number of messages we send through the mobile operator’s network in excess of the number of messages we receive from users requesting our services.
     The following table sets forth our principal fees charged to users for our services and service and transmission charges paid to China Mobile and its subsidiaries as of December 31, 2005.

	Fees we charge to users		Fees we pay to China Mobile
Transmission
	Transaction fee	Monthly			charge per
	per unit (1)	subscription fee	Service fees		message (2)
(in RMB(3), except percentages)
WAP	0.50-2.00	2.00-8.00	15%-40	%(4)	None
MMS	0.50-2.00	5.00-20.00	15%		0.15-0.20	(8)
JavaTM	1.00-15.00	N/A	15%		None
SMS	0.10-2.00	3.00-20.00	15%-35	%(5)	0.05-0.08
IVR	0.30-1.00	N/A	30%-35	%(6)	None
CRBT	0.50-4.00	3.00-6.00	15%-30	%(7)	None

(1)	Transaction fees are based on units of downloads for WAP, MMS, JavaTM, SMS and CRBT and minutes for IVR.

(2)	A transmission fee is assessed for each message we send in excess of the number of messages we receive. The amount of the transmission fee for each month depends on the volume of messages sent in that month. No transmission fees are assessed for WAP or IVR services. Users pay a network access or airtime fee in addition to the content fees.

(3)	Our fees are charged in Renminbi. The noon buying rate certified by the Federal Reserve Bank of New York was RMB8.0702 = $1.00 on December 30, 2005.

(4)	Our agreement with China Mobile provides for a 15% service fee but a few provincial subsidiaries have set a higher service fee.

(5)	Our SMS agreements with most provincial subsidiaries of China Mobile provide for a 15% service fee, and our agreement with one provincial subsidiary provides for a 35% fee.

(6)	Our IVR agreement with China Mobile provides for a 30% service fee but a few provincial subsidiaries have set a higher service fee.

(7)	Our CRBT agreement with China Mobile provides for a 15% service fee but a few provincial subsidiaries have set a higher service fee.

(8)	As of April 30, 2006. Effective from April 2006, China Mobile adjusted downward the fees charged for MMS.

     Pursuant to our agreements with China Unicom and its subsidiaries, we generally pay China Unicom and its subsidiaries 20% of the fees we generate from providing our services to users through the operator’s network, with the exception of IVR services, for which we pay 35% to China Unicom and its subsidiaries.
     Pursuant to our agreements with China Telecom, China Netcom and their respective subsidiaries, we generally pay China Telecom, China Netcom and their respective subsidiaries 15% of the fees we generate from providing our services to users through the operator’s network, with the exception of IVR services, for which we pay 50% to China Telecom, China Netcom and their respective subsidiaries.
     We rely primarily on the telecommunications operators to provide billing and collection services for us. The fees for our services are incorporated into the mobile operator’s invoices, which are sent to users on a monthly basis. We receive monthly statements from each of the telecommunications operators, which indicate the aggregate amount of fees that were charged to users for services that we provided. For a description of our revenue recognition policy, see “Item 5— Operating and Financial Review and Prospects— Critical Accounting Policies— Revenue Recognition”. Also see “Item 3— Key Information— Risk Factors—Risks Relating to Our Business— We depend on China Mobile for substantially all of our revenue, and any loss or deterioration of our relationship with China Mobile may result in severe disruptions to our business operations and the loss of substantially all of our revenues”.
     Material Contracts with Telecommunications Operators
     The term of our contracts with the telecommunications operators is generally one year or shorter. When such contracts expire, we either rely on the automatic renewal clauses contained in such contracts, execute an extension or enter into new contracts. On occasion, the renewal or the execution of new contracts can be delayed by a period of one month or longer. Based on our historical experience, in the event that a contract expires and is not promptly renewed, the mobile operator typically continues to honor the expired contract until such time that an extension is executed or a new contract is entered into. We cannot assure you that any telecommunications operator will in fact continue to honor an expired contract. The specific termination and other material provisions of our more significant contracts with the telecommunications operators are set forth below.
     In January 2006, Beijing AirInbox entered into a cooperation agreement with China Mobile to provide WAP services to users nationwide on the MonternetTM portal. Pursuant to this agreement, Beijing AirInbox pays China Mobile a service fee of 15% of the revenues generated from providing WAP services to users. Beijing AirInbox may not provide the same content that it provides to China Mobile under this agreement to other operators or WAP portals. Any violation of such provision entitles China Mobile to terminate this agreement. The agreement took effect on January 1, 2006 and expires on December 31, 2006. This agreement replaces an earlier agreement signed by the parties on April 11, 2005, which had the same key terms and was in effect from October 1, 2004 through December 31, 2005. Beijing AirInbox also has entered into contracts with certain provincial subsidiaries of China Mobile that provide access to Beijing AirInbox’s WAP services through the provincial subsidiaries’ WAP portals.
     On August 10, 2005, Beijing AirInbox entered into a cooperation agreement with China Mobile to provide MMS services on China Mobile’s nationwide network. Pursuant to this agreement, Beijing AirInbox pays China Mobile a service fee of 15% of the revenues generated from providing MMS services to users, plus net transmission charges. Beijing AirInbox may not provide the same content that it provides to China Mobile under this agreement to other telecommunications operators. Any violation of such provision entitles China Mobile to terminate this agreement. This agreement expires on June 30, 2006 and may be renewed by the parties.
     Mobile Handset Manufacturers
     We have established distribution arrangements with mobile handset manufacturers, such as Motorola, Samsung, Amoi, Panasonic, Lenovo and other major domestic and international handset manufacturers, which produce select handset models with a wireless value-added services icon in the handset’s menu or in the menu of the MonternetTM portal accessed through the handsets that enables users to access our wireless value-added services directly from their mobile phones. Pursuant to these arrangements, mobile handset manufacturers receive 40% to 60% of the net revenue that we receive from the telecommunications operators, generally after deducting the fees paid to the telecommunications operators, with respect to wireless value-added services that are accessed through the specially embedded links to our services. We currently have distribution arrangements with 28 mobile handset manufacturers. The terms of these agreements are generally for one year, and pertain to specific mobile handset models. In addition, we also leverage our relationship with the mobile handset manufacturers to enter into joint marketing programs.
     In 2004, we entered into an agreement with Panasonic pursuant to which we establish and maintain their web sites specially designed for wireless value-added services downloads and exclusively manage the provision of wireless value-added services through these web sites to the users of Panasonic mobile phones. We and Panasonic have extended this agreement through 2008. In 2005, we entered into a similar exclusive agreement with Amoi, which has a term of one year.
     Content Providers
     We also have entered into licensing agreements with content providers. Pursuant to these agreements, we contract with our content providers to use their content for a fixed licensing fee or for a certain percentage, generally 30% to 70%, of the net cash we receive from telecommunications operators with respect to products and services that contain the licensed content, generally after deducting the fees paid to our distribution partners. These arrangements are typically for one or two years and are not exclusive, except for the content specifically produced for us by our freelance writers and certain content from our third-party content providers. We currently license news content from the Xinhua News Agency, Beijing Youth News and China Youth News, among others, and license music content from EMI Group Hong Kong Ltd., Sony BMG Music Entertainment (Asia) Inc., Avex Asia Limited and the Music Copyright Society of China. We use the music we license in our CRBT, song dedication, song listening, mobile karaoke, true ringtone and music video streaming and download services. We also signed agreements in 2005 giving us exclusive rights in China to develop wireless value-added products and services based on the work of the Chinese actor Ge You and the content of the movies “The Myth” starring Jackie Chan and and “The Promise,” directed by Chen Kaige. We also have entered into license agreements with Namco Limited, Gameloft, Gamevil Inc., Superscape Ltd. and NEC Corporation to provide their games to mobile phone users in China.
Product Development
     As our business focus is on technologically advanced wireless value-added services, our product development team focuses on refining and upgrading our current services and creating new and innovative products that utilize the latest standards and technology, such as flash animation and streaming video. China Mobile started operating its 2.5G network in May 2002. The 2.5G standard enables wireless value-added service providers to send more data in a shorter period of time, thereby facilitating the transmission of more advanced data services. We were one of the first wireless value-added service providers to work with China Mobile to develop and offer MMS and WAP services and have continued to be a leading developer of innovative services compatible with these technology platforms. In 2005, we established a dedicated mobile games development team to develop Java games. At the same time, we increased our product development team’s emphasis on developing and supporting our 2G products, including IVR and CRBT, which we distribute on the networks of China Mobile, China Unicom, China Telecom and China Netcom. We believe that our timely delivery of new services that meet telecommunication operators’ specifications demonstrates our technical capabilities and strengthens our cooperation relationship with the telecommunications operators.
     In addition to developing a range of innovative services, we also have developed a variety of programming tools that allow us to enhance consumers’ enjoyment of our services. For instance, in response to the current lack of a standard operating system among mobile phones produced by different manufacturers in China, which may result in inconsistent experiences for users accessing our services through different handset models, we have developed software tools that allow our services to be readily adapted for use on most mobile phones on the market. Such tools reduce the marginal cost of adapting our services to additional models of mobile phones and optimize user experience in terms of format and presentation of our services. Thus, we are able to input content into our system that will be recalibrated and tailored for a user’s mobile phone or formatted for a particular technology platform.
     As of December 31, 2005, our product development team consisted of 534 people, organized into departments based on platforms including WAP, MMS, JavaTM and SMS. Within each department, the team is further divided into specific product areas such as media, community and interactive entertainment. Our product development team has a wide range of technical experience across different technology platforms in the wireless telecommunications sector.
Sales, Marketing and Customer Service
     We are committed to establishing our KongZhong name as a well-recognized and reputable brand not only among mobile phone users, but also among telecommunications operators, key industry players and owners of brand names. We sell our services principally to and through China Mobile, as well as other distribution partners. We market through our web site, promotional events, direct marketing and media advertising. We provide customer support to China Mobile, China Unicom, China Telecom and China Netcom and our end users.
     Sales and Marketing
     We focus on marketing our KongZhong brand name, as we believe branding is important in the wireless interactive entertainment, media and community services market. In February 2006, we announced our plan to further strengthen our wireless Internet portal, kong.net, and increase our marketing budget and efforts to promote kong.net as well as our corporate brand name. We plan to advertise in traditional media such as television, billboards, newspapers and magazines as well as through the Internet.
     We utilize our leading position among providers of wireless interactive entertainment, media and community services and our knowledge of our customers to attract joint promotion arrangements with brand-owners seeking effective channels of publicity among trend-conscious consumers. Through select distribution channels, we target young and fashion-driven consumers who we believe set trends for consumer products and services in China. For example, we promoted the movie “The Promise” pursuant to a joint promotional arrangement under which we offered exclusive wireless value-added services containing pictures and other content relating to the movie. In addition, we market through traditional offline media venues, such as through newspapers, magazines and flyers.
     Substantially all of our services are provided through the networks of China Mobile. Accordingly, we devote significant resources to maintaining, expanding and strengthening our relationship with China Mobile and its subsidiaries. In addition, we have strengthened our sales and marketing of 2G services, which we provide through the networks of China Mobile as well as other telecommunications operators. As of December 31, 2005, our sales and marketing department consisted of 155 persons strategically located in 26 provinces in China to work closely with the telecommunications operators throughout China at the provincial and local level, where pricing and other important decisions on marketing and operations are made. Our localized sales team also helps us gain insight into developments in the local markets and the competitive landscape, as well as new market opportunities.
     We also seek alternative distribution channels, such as mobile handset manufacturers and mobile handset distributors. In addition, we sell our services by advertising in media forums, including newspapers, magazines and on television. Our sales force also works with other distribution partners to promote our services.
     To motivate our sales professionals, a portion of their compensation is based on the usage of our services in their respective regions. Sales quotas are assigned to all sales personnel according to quarterly sales plans. We intend to increase our marketing budget and staff to further increase awareness of our brand name. We are also exploring a range of other joint marketing strategies in order to maximize our cooperation arrangements and resources.

     Customer Service
     Customer service is important to us as it is key to building our brand and our relationships with the telecommunications operators. We train our customer service representatives with an emphasis on customer satisfaction. Our customer service center handles calls, faxes and e-mails from our users, as well as inquiries forwarded from the telecommunications operators. Our customer service representatives interact on a regular basis with, and provide training materials to, customer service representatives of telecommunications operators from over 30 provinces to enhance our users’ experience with our services. As of December 31, 2005, our customer service department consisted of 85 persons strategically located in 15 provinces in China.
Competition
     There are numerous players in China’s wireless value-added services market. The MII has reported on its website that in 2005 more than 900 service providers held nationwide licenses to supply content and services on Chinese telecommunications operators’ networks. We compete with these companies primarily on the basis of brand, the type and timing of service offerings, content, users and business partner and channel relationships. We also compete for experienced and talented employees.
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
     2.5G Wireless Standard Services
     Our primary competitors in the 2.5G wireless value-added services market in China include Internet portals such as Sina Corporation, Sohu.com Inc., NetEase.com Inc. and TOM Online Inc., as well as providers focused on wireless value-added services such as Hurray! Solutions Limited and Linktone Limited. According to Analysys, in 2005 we, TOM Online Inc., Shenzhen Xuntian Telecommunication Technology Ltd., Beijing Liandong Weiye Technology Development Company, Ltd. and Beijing Yintepusi Mobile Technology Co., Ltd. were ranked 1 through 5, respectively, in the WAP services market on China Mobile’s network, based on revenues. According to Analysys, in 2005, we, TOM Online Inc., Sina Corporation, Linktone Limited and Tencent Technology Limited were ranked 1 through 5, respectively, in the MMS services market on China Mobile’s network, based on revenues.
     2G Wireless Standard Services
     Competition is particularly intense in China’s 2G-based wireless value-added services market as the barriers to entry are relatively low compared to the 2.5G market, resulting in a much higher number of wireless value-added service providers. As the market for wireless value-added services in China continues to evolve into 2.5G, our focus is primarily on developing our 2.5G services. However, we also offer SMS, IVR and CRBT in our portfolio of services. Our primary competitors in this market include Internet portals such as Sina Corporation, Sohu.com Inc., Netease.com Inc. and TOM Online Inc., and providers focused on wireless value-added services such as Tencent Technology Limited, Linktone Limited and Mtone Wireless Corp. According to Analysys, in 2005 Sina Corporation, TOM Online Inc., Linktone Limited, Tencent Technology Limited and Sohu.com Inc. were ranked 1 through 5, respectively, in the SMS services market on China Mobile’s network, based on revenues. In 2005, although we grew our 2G revenue by 172% over 2004, we do not believe that we were among the top five 2G service providers in terms of revenue. Given the intense competition in this market, we cannot assure you that our 2G revenue will continue to grow at the 2005 pace, if at all.

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
     We have registered KongZhong Network as a commercial website with the State Administration on Industry and Commerce. As a result, no one else may operate a website, whether commercial or otherwise, using the name of KongZhong Network. We are also the registered owner of the domain names www.kongzhong.com, www.kongzhong.com.cn, www.kongzhong.net , www.kongzhong.net.cn,, www.cota.com.cn, www.cota.cn and kong.net. We have registered our logo, the KongZhong thumb, as a trademark in China. We are unable to register the Chinese name of “KongZhong Network” as our service mark in China because it is deemed a generic term under existing PRC trademark laws and regulations, which prohibit registration of generic terms as trademarks or service marks. However, we do not expect to face a proliferation of counterfeit services or products without any legal remedy as we may seek a remedy for piracy under China’s Anti-Unfair Competition Law, by bringing a suit against a third party that uses the Chinese name of “KongZhong Network” if the overall design or appearance of that third party’s services is substantially the same as that of the well-known or established services provided by us. See “Item 3— Key Information— Risk Factors— Risks Relating to Our Business— We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties”.
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
     As of December 31, 2005, we had 855 employees, all in China. The table below sets forth the number of our employees by function as of the end of the periods indicated:

	As of December 31,
	2003		2004		2005
	Number	% of Total	Number	% of Total	Number	% of Total
Sales, marketing and business development	36	15.7%	110	20.3%	155	18.1%

Customer service	18	7.9%	53	9.8%	85	9.9%

Product development	149	65.0%	320	59.1%	534	62.5%

Networking operation	8	3.5%	22	4.1%	33	3.9%

General and administrative	18	7.9%	36	6.7%	48	5.6%

Total	229	100.0%	541	100.0%	855	100.0%
     We increased the number of our employees by 58% from a total of 541 employees as of December 31, 2004, reflecting our rapid growth.
     We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented through any collective bargaining agreements or by labor unions.
Employee Benefits Plan
     Our full-time employees in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require us to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $410,009, $987,906 and $2,268,817 for the years ended December 31 2003, 2004 and 2005, respectively.
     We have granted stock options to our employees pursuant to our KongZhong Corporation 2002 Equity Incentive Plan, or 2002 Plan, as described in “Item 6—Directors, Senior Management and Employees— Stock Options”.
Properties
     Our principal executive office currently occupies approximately 8,000 square meters of office space in Beijing, China, primarily under leases that will expire in May 2007. In addition, we lease sales offices in 20 provinces throughout China.
Legal Proceedings
     We and certain of our directors, officers and shareholders were named as defendants in six related securities class action lawsuits filed in the United States District Court for the Southern District of New York. These lawsuits were brought on behalf of a putative class of shareholders who purchased or otherwise acquired our ADSs pursuant to our initial public offering between July 9, 2004 and August 17, 2004. The complaints asserted that our prospectus filed with the United States SEC was false and misleading because it failed to disclose certain adverse facts related to sanctions subsequently imposed by China Mobile on us. The complaints alleged violations of Sections 11, 12(a) and 15 of the Securities Act of 1933. The court selected the lead plaintiff in these actions, and a consolidated amended complaint was filed with the United States District Court for the Southern District of New York on April 14, 2005. On September 13, 2005, we reached an agreement in principle to settle the action. On November 9, 2005, we entered into a stipulation of settlement pursuant to which the plaintiffs agreed to dismiss with prejudice the class action claims and we agreed to pay $3.5 million into a settlement fund for persons who purchased or sold our ADSs between July 9, 2004 and August 17, 2004. The court approved the settlement at a fairness hearing on April 14, 2006. In the first quarter of 2006, we paid the $3.5 million settlement payment into an escrow account. We believe that we have been in compliance with securities laws and made appropriate and necessary disclosures in our prospectus dated July 9, 2004 at the time of the initial public offering. We agreed to this settlement solely to avoid the expense, distraction and uncertainty associated with continued litigation without admitting any fault, liability or wrongdoing.
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
     In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate capital contribution ratio of the foreign investor(s) in a foreign-funded telecommunications enterprise that provides value-added telecommunications services shall not exceed 50%. In addition, all principal investors in such an enterprise must themselves be telecommunications operators. Pursuant to the Foreign Investment Industrial Guidance Catalogue, as of December 11, 2003, the permitted foreign investment ratio of value-added telecommunications services is no more than 50%. To comply with these PRC regulations, we conduct substantially all of our operations through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan Chengxitong and BJXR, which are wholly-owned by PRC citizens or entities and incorporated in the PRC. We do not have any equity interests in these operating companies, but instead enjoy the economic benefits of these operating companies through a series of contractual arrangements, which we and our wholly-owned subsidiaries, KongZhong Beijing and Beijing Anjian Xingye, have entered into with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan Chengxitong and BJXR and their respective shareholders as described in “— Our Corporate Structure” and “Item 7— Major Shareholders and Related Party Transactions—Related Party Transactions”. In the opinion of Llinks Law Office, our PRC legal counsel, the ownership structures of, and our contractual agreements with, these operating companies comply with all existing PRC laws and regulations, including the Telecom FIE Rules.
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
     Certain local governments have promulgated local rules applicable to Internet companies operating within their respective jurisdictions. In Beijing, the Beijing AIC has promulgated a number of Internet-related rules. In 2002, the Beijing AIC invalidated a previously issued circular and adopted a new set of rules requiring owners of the domain names of commercial web sites located within Beijing to register their web site names and commercial web sites with the Beijing AIC.
     Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and BJXR each have a telecommunications and information services operating license for their Internet content businesses from the Beijing Telecommunications Administration Bureau. These licenses are subject to standard annual reviews.
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
     Other than a general classification of wireless information services as value-added telecommunications services by an appendix to the Telecom Regulations, as amended, there is currently no nationwide legislation that specifically addresses the provision of wireless value-added services, such as SMS, MMS, WAP, JavaTM, IVR or CRBT services. At this time, it is uncertain when national legislation might be enacted to regulate this business.
     Each of Beijing AirInbox and Beijing Boya Wuji has obtained a value-added telecommunications business operation permit in order to operate wireless value-added businesses in Beijing. Each of Beijing AirInbox, Beijing WINT, Wuhan Chengxitong and BJXR has obtained a nationwide value-added telecommunications license from the MII in order to provide services in multiple provinces, autonomous regions and municipalities. These licenses are subject to standard annual review.
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
     On September 25, 2005, the State Council News Office and the MII jointly promulgated the Administrative Regulations for Internet News Information Services, or Internet News Information Services Regulations. According to the Internet News Information Services Regulations, the term “news information” means current affairs and political types of news information, including reports or comments on politics, economy, military affairs, diplomacy and other social and public affairs, as well as reports or comments related to unexpected social events, and the term “internet news information services” includes publication of news information, provision of current affairs and political types of electronic messaging services and release of current affairs and political types of communication information to the public through the internet. The Internet News Information Services Regulations specify that internet news information service providers established by non-news organizations must apply for approval from the State Council News Office, through its provincial offices, to be allowed to engage in providing Internet news information service in relation to the news information released by official news agencies. Such Internet news information providers shall also enter into cooperation agreements with those official news agencies pursuant to which the general web sites will publish news information provided by the official news agencies, and such cooperation agreements shall be submitted to the local provincial offices of the State Council News Office for record. Beijing AirInbox has submitted an application for a license pursuant to the Internet News Information Services Regulations and is awaiting a reply.
Regulation of Online Publications
     The General Administration of Press and Publication, or GAPP, is the government agency responsible for regulating publishing activities in China. On June 27, 2002, the MII and GAPP jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to secure approval from GAPP. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, use or downloading by the public.
     GAPP and the MII have not specified whether the aforementioned approval in the Internet Publishing Measures is applicable to dissemination of works through SMS, MMS, WAP, JavaTM, IVR, CRBT or other wireless technologies. If, in the future, GAPP and the MII clarify that the Internet Publishing Measures are applicable to wireless value-added telecommunications services operators or issue new regulations or rules regulating wireless publishing, we may need to apply for a license or permit from governmental agencies in charge of publishing. We cannot assure you that such application would be approved by the relevant governmental agencies.
Regulation of Foreign Exchange Control
     The principal regulations governing foreign exchange in China are the Foreign Exchange Control Regulations (1996) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, or the Exchange Regulations (1996). Under the Exchange Regulations, the Renminbi is freely convertible into foreign exchange for current account items, including the distribution of dividends. Conversion of Renminbi for capital account items, such as direct investment, loans, security investment and repatriation of investment, however, is still subject to the approval of SAFE.
     Under the Exchange Regulations, foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign-invested enterprises may buy, sell or remit foreign currencies only at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE.
     Capital investments by foreign-invested enterprises outside of China (excluding Hong Kong, Macau and Taiwan) also are subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Reform and Development Commission.
     In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which took effect on November 1, 2005. Notice 75 supersedes prior SAFE regulations promulgated in January and April of 2005. Notice 75 requires PRC residents to register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them and direct investment through such an offshore entity in China. The term “PRC residents”, as used in Notice 75, includes not only PRC citizens but also other persons who habitually reside in the PRC for economic benefit. Such PRC residents are required to register with the relevant SAFE branch before establishing or taking control of such an offshore entity and complete amended registrations with the relevant SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into the offshore entity, (ii) subsequent overseas equity financing by such offshore entity, or (iii) any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. PRC residents who have already incorporated or gained control of offshore entities that had completed onshore investments in the PRC before Notice 75 took effect must register with the relevant local SAFE branch on or before March 31, 2006. In addition, such PRC residents are required to repatriate into China all of their dividend profits or capital gains from their shareholdings in the offshore entity within 180 days of their receipt of such profits or gains.
     The registration and amendment procedures set forth by Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investment or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.
     A number of terms and provisions in Notice 75 remain unclear. Because of uncertainty over how Notice 75 will be interpreted and implemented, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as remitting dividends and foreign currency-denominated borrowings, may be subject to compliance with Notice 75 requirements by our PRC resident shareholders. Despite our efforts to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related foreign exchange regulations. In particular, we cannot assure you that we will be able to cause all our present or prospective PRC resident shareholders to comply with all SAFE regulations. A failure by our PRC resident shareholders to comply with Notice 75 or our inability to secure required approvals or registrations may subject us to fines or legal sanctions, limit our subsidiaries’ ability to make distributions or pay dividends, restrict our overseas or cross-border investment activities or affect our ownership structure, any of which could affect our business and prospects.
Item 4A. Unresolved Staff Comments
     Not applicable.
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
Overview
     We are one of China’s leading providers of wireless value-added services generally, and are the leading provider in terms of 2.5G wireless interactive entertainment, media and community services to customers of China Mobile, which has the largest mobile subscriber base in the world. According to Analysys International, based on our 2005 revenues, we were the leading provider on China Mobile’s networks of wireless value-added services on each of the WAP, MMS and Java TM technology platforms. We provide interactive entertainment, media and community services through multiple technology platforms to mobile phone users. We provide most of our services through 2.5G technology platforms, including WAP, MMS and JavaTM, which offer higher quality graphics, richer content and interactivity compared to 2G wireless services. We also offer a range of data and voice services through 2G technology platforms, including SMS, IVR and CRBT.

     We were incorporated under the laws of the Cayman Islands on May 6, 2002. Our gross revenues for the year ended December 31, 2005 were $77.8 million, whereas our gross revenues for the year ended December 31, 2004 were $48.0 million. Our net income for the year ended December 31, 2005 was $22.2 million, as compared to $20.4 million for the year ended December 31, 2004.
     For each quarter since our founding, we have devoted significant resources to product development. We have steadily built up our product development team in order to analyze consumer demands and to expand the range of our service offerings to attract new customers and increase usage among our existing customers. The size of our product development team increased from 320 persons as of December 31, 2004 to 534 persons as of December 31, 2005. In particular, we have strengthened our product development capabilities in the rapidly growing areas of mobile games, IVR and CRBT. We expect to remain committed in the coming year to enhancing our product development capabilities through a managed enlargement of our product development team while focusing on research for and development of proprietary technology and content.
     We have also committed significant resources since our founding to building our sales and marketing team, which we believe has been crucial in promoting our brand and placing our services in the hands of users by building our relationships with telecommunications operators and distribution channels. The size of our sales and marketing team increased from 110 persons in 21 provinces as of December 31, 2004 to 155 persons in 26 provinces as of December 31, 2005. In addition to expanding our sales and marketing team, we also have participated in joint promotional arrangements to promote our brand and services. We expect our focus on sales and marketing efforts to continue in the coming year.
     PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include wireless value-added services and Internet content services. To comply with PRC regulations, we conduct substantially all of our operations through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan Chenxitong and BJXR, which are owned by PRC citizens. We have entered into loan agreements with each of the shareholders of Beijing AirInbox, pursuant to which we provided interest-free loans to each of the shareholders of Beijing AirInbox for a term of 10 years, in an aggregate amount of $1.2 million (RMB9.7 million) to be invested exclusively in Beijing AirInbox. We have also entered into a series of contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan Chengxitong, BJXR and their shareholders, including the exclusive technical and consulting services agreements and trademark and domain name license agreements pursuant to which we are entitled to receive service and license fees. In addition, we have entered into equity pledge agreements with each of the shareholders of each of our operating companies, pursuant to which each of the shareholders pledged all of his or her interest in our operating companies to us as security for the performance by each of our operating companies of their obligations under the exclusive technical and consulting services agreements. As a result of these contractual arrangements, under U.S. GAAP, we are the primary beneficiary of the investments in our operating companies and we consolidate their results of operations in our consolidated financial statements. For a description of the PRC regulations restricting foreign ownership of companies that provide wireless value-added services and Internet content services in China, see “Item 4— Information on the Company— Regulation”. For a description of the contractual arrangements with our operating companies, see “Item 4— Information on the Company— Our Corporate Structure” and “Item 7—Major Shareholders and Related Party Transactions— Related Party Transactions”. For a discussion of the tax implications of charging service fees pursuant to the contractual arrangements with our operating companies, see “— Taxation”. For a description of the consolidation of our financial statements, see note 2 to the audited consolidated financial statements.
     We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of their development, particularly in new and rapidly evolving markets such as wireless value-added services.
     The major factors affecting our results of operations and financial condition include:

•	Growth of the wireless value-added services consumer market in China;

•	Technological advancement of the mobile telecommunications market, including the adoption of 2.5G and subsequent standards of mobile handsets and networks, in China;

•	Attractiveness and variety of our services;

•	Our product development efforts to capitalize on market opportunities;

•	Expansion of our marketing and promotion activities;

•	Change in the number, scope and terms of our cooperation arrangements with the telecommunications operators, content providers, mobile handset manufacturers, mobile handset distributors and other key players in China’s mobile telecommunications industry; and

•	Changes in government or mobile operator regulatory policies.
     In particular, our business may be adversely affected if the terms or conditions of our contractual arrangements with the telecommunications operators should change with regard to any particular type of service. In order to reduce the risk that our results of operations and financial conditions would be overly dependent upon, and disproportionately impacted by, any particular service offering, technology platform or telecommunications operator, we have sought to broaden the range of our services, develop new relationships with telecommunications operators and expand our distribution channels. The growth of our product development and sales and marketing teams underscores our focus on enhancing our ability to bring new services to market quickly and effectively so that we can preserve our leading position on key 2.5G services with China Mobile. Meanwhile, we are also developing our relationships with China Unicom, China Telecom and China Netcom in order to broaden the base of our operation. In addition, we have increased the number of distribution arrangements we have with major mobile handset manufacturers to further enhance the distribution of our services and promote our brand.
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
     The following table sets forth the historical consolidated revenue attributable to services derived from each of our 2.5G and 2G technology platforms in terms of amount and as a percentage of our total gross revenues for the periods indicated:

	For the year ended December 31,
	2003		2004		2005
		Percentage of		Percentage of		Percentage of
	Amount	revenue	Amount	revenue	Amount	revenue
		(in thousands of US dollars, except percentages)
2.5G services
WAP	3,852.9	49%	22,101.5	46%	38,207.5	49%
MMS	2,085.5	27%	17,264.1	36%	15,069.8	19%
JavaTM	17.6	0%	783.6	2%	3,041.0	4%

Total	$5,956.0	76%	$40,149.2	84%	$56,318.3	72%
2G services
SMS	1,839.2	24%	6,629.6	14%	14,870.5	19%
IVR	—	—	1,068.1	2%	5,235.9	7%
CRBT	11.5	0%	111.8	0%	1,151.7	2%

Total	1,850.7	24%	7,820.0	16%	21,258.1	28%

Other revenues(1)	—	—	10.5	0%	176.4	0%

Total gross revenues	$7,806.7	100%	$47,969.2	100%	$77,752.8	100%

(1)	Includes revenues from advertising on our MMS services and from developing mobile games for third parties.
     Prior to 2004, we generated all of our revenues from fees paid by mobile phone users who use our services through China Mobile’s network. In 2004, we began to receive revenue from services provided on the networks of China Unicom, China Netcom and China Telecom. Such revenue amounted to 5% of our total revenues during the year ended December 31, 2005, compared to less than 1% of our total revenues during the year ended December 31, 2004. Some of our contracts are with the telecommunications operator parent companies and are nationwide, while other contracts are with the respective operators’ provincial subsidiaries. Users in China’s coastal provinces constitute the most significant portion of our customer base. As a result, we allocate additional resources to these provinces, including establishing sales offices in most of these provinces.
     We recognize revenue derived from our services before deducting the service fees and the net transmission charges paid to the telecommunications operators. Fees for our services are charged on either a single-transaction or monthly subscription basis and vary according to the type of services delivered. For a description of our fees and arrangements with the telecommunications operators, see “Item 4— Information on the Company— Our Business— Strategic Relationships— Telecommunications Operators”. We recognize all revenues in the period in which the services are performed. For a description of our revenue recognition policy, see “— Critical Accounting Policies”.
     As telecommunications operators do not provide us detailed revenue breakdown on a service-by-service basis, we depend on our internal data management system to monitor revenue derived from each of our services. We make our business decisions including research and development of new services and reallocation of resources to popular services based on our internal data, taking into account other factors including strategic considerations.
Cost of Revenues
     Our cost of revenues includes the following:
•	Service fees due to the telecommunications operators. In the case of China Mobile and its subsidiaries, service fees are generally 15% of the gross revenues with an additional 15% when the China Mobile operator provides customer services for us or an additional 35% when the China Mobile operator provides a package of customer services, marketing and promotional services for us. In the case of China Unicom, China Telecom and China Netcom, service fees are 15%-50%;

•	Net transmission charges payable by us to the telecommunications operators, calculated as the number of messages we send to users in excess of the number of message requests received by us multiplied by a per message transmission fee, which varies depending on the total volume of messages sent in any given month;

•	Payments to content providers for the use of their content, and to mobile handset manufacturers and other industry partners with whom we have cooperation arrangements, in the form of a fixed fee or a percentage of our aggregate net cash received from the telecommunications operators with respect to services provided through the cooperation arrangements; and

•	Bandwidth leasing charges and depreciation and facility costs relating to equipment used to provide wireless-value added services.
     Our cost of revenues for the years ended December 31, 2005 and December 31, 2004 was $31.3 million and $15.7 million, respectively. During the year ended December 31, 2005, our cost of revenues totaled 40.29% of gross revenues, of which service fees to telecommunications operators represented 16.40%, payments to handset manufacturers represented 9.06%, net transmission charges to telecommunications operators represented 7.22%, payments to content providers represented 5.15% and bandwidth leasing charges, depreciation and facility costs represented 2.46%.
     Our cost of revenues increased substantially in 2005 as a result of an increase in the volume of our services. The cost of revenues as a percentage of total revenues also increased due to an increase in the number of mobile handset manufacturers and other business partners with which we have cooperation agreements and to which we pay a portion of the net revenues that we receive from the telecommunications operators. As part of our business strategy, we intend to pursue more such cooperation arrangements, which may further decrease our gross margin in the future, because such cooperation arrangements make it easier for users to subscribe to our products and services and provide a cost-effective way to increase our market share.
Operating Expenses
     Our operating expenses include product development, sales and marketing, and general and administrative expenses.
     In 2005, in accordance with SEC Staff Accounting Bulletin No. 107 dated March 29, 2005, we stopped presenting amortization of deferred stock compensation as a separate expense line item and instead began including these expenses in the same lines as cash compensation paid to the relevant employees, which are product development, sales and marketing and general administrative. In order to compare 2005 expenses with prior years, we also reclassified 2003 and 2004 expenses.
     The following table sets forth certain consolidated operating expenses data in terms of amount and as a percentage of our gross revenues for the periods indicated:

	For the year ended December 31,
	2003		2004		2005
		Percentage of		Percentage of		Percentage of
	Amount	revenue	Amount	revenue	Amount	revenue
	(in thousands of US dollars, except percentages)
Product development	$1,382.7	17.7%	$4,483.4	9.3%	$8,530.8	11.0%
Sales and marketing	849.9	10.9%	3,287.9	6.9%	5,389.8	6.9%
General and administrative	883.0	11.3%	4,704.6	9.8%	7,607.0	9.8%
Class action lawsuit settlement and legal expenses	—	—	—	—	4,843.4	1.7%

Total	$3,115.6	39.9%	$12,475.9	26.0%	$26,371.0	29.4%

     Product Development Expenses. Our product development expenses consist primarily of compensation and benefits for our product development team, which focuses on developing and improving our services and adapting them for next-generation technology platforms. Our product development expenses have increased since our formation due to the increase in the size of our product development team. Our product development expenses as a percentage of our gross revenues decreased in each of 2003 and 2004 in comparison with the previous year, but began climbing again in 2005. We expect our product development expenses to continue to increase in absolute terms as our company grows.
     Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising, sales and marketing expenses, including expenses associated with sponsoring promotional events, as well as compensation and benefits for our sales, marketing and customer service departments. Our sales and marketing expenses have increased since our inception, primarily due to the growth of our sales and marketing team as well as an expansion of our marketing efforts. In 2006, we plan to significantly increase sales and marketing expenditures by launching an advertising campaign to promote the KongZhong brand and market our wireless Internet portal.
     General and Administrative Expenses. Our general and administrative expenses consist primarily of business taxes, compensation and benefits for general management, finance and administrative personnel, professional fees and other office expenses. Our general and administrative expenses have increased since our inception. Our professional services expenses rose in 2005 to meet the requirements of a publicly listed company. Our business tax increased in 2005 along with the increase in our revenues. We expect our general and administrative expenses to increase as our business expands in future periods because larger revenues will incur larger business taxes.
     Class action lawsuit settlement and legal expenses. These expenses consist primarily of legal fees related to the class action and accrued settlement expenses. On September 13, 2005, we reached an agreement in principle to settle the action. On November 9, 2005, we entered into a stipulation of settlement pursuant to which the plaintiffs agreed to dismiss with prejudice the class action claims and we agreed to pay $3.5 million into a settlement fund for persons who purchased or sold our ADSs between July 9, 2004 and August 17, 2004. We made a one-time non-recurring provision during 2005 for $3.5 million, the amount of the agreed settlement. The court approved the settlement at a fairness hearing on April 14, 2006. In the first quarter of 2006, we paid the $3.5 million settlement payment into an escrow account.
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
Revenue Recognition
     Our revenues are primarily derived from providing wireless interactive entertainment, media and community value-added services to customers of Chinese telecommunications operators. The fees for such services are determined by us in consultation with the telecommunications operators, are charged on a single-transaction basis or on a monthly subscription basis and vary according to the type of services delivered.
     We deliver wireless value-added services to users through the telecommunications operators’ networks and we rely upon the telecommunications operators to provide us with billing and collection services. We record revenues based on monthly statements from the telecommunications operators confirming the value of our services that they billed to users in the month. Before the second half of 2004, telecommunications operators usually sent such statements within 30 days after the end of each month. Beginning in the second half of 2004, China Mobile introduced several new policies that have had the effect of lengthening the billing cycle. These new policies include the following:
•	revenue collection for certain wireless value-added services has been decentralized from the parent to the provincial subsidiaries through which we provide services, and

•	the subsidiaries have begun implementing MISC, a mobile data management platform that records, processes and analyzes information relating to the provision of certain wireless value-added services, including usage, transmission and billing information.
     However, during 2005, we generally continued to receive statements from most of China Mobile’s provincial subsidiaries within 30 days after the end of each month. The billing and collection cycles of China Unicom, China Telecom, China Netcom and their respective subsidiaries are generally somewhat longer than those of China Mobile. In 2005, our accounts receivable were outstanding for an average of 50 days. We cannot assure you that the length of the billing cycle will not increase further in future.
     It is our practice to release our unaudited quarterly financial statements to the market. Due to our past experience with the timing of receipt of the monthly statements from the operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues and cost of revenues for which we will not have received monthly statements. In such an instance, our internal estimates would be based on our own internal projection of expected revenues and related fees from services provided. As a result of reliance on our internal estimates, we may overstate or understate our revenues and cost of revenues for the relevant reporting period. Our internal estimates of revenues and cost of revenues for any period are subsequently adjusted in our financial reports when we actually receive the monthly statements for such period.
     In 2005, estimated revenue accounted for less than 5% of our reported revenues each quarter. Because the relevant outstanding operator statements were received in the subsequent quarter, only 1% of our reported gross revenues for 2005 was based on estimates at year end. Our estimates are based on:
•	our internal data management system,

•	our past experience, and

•	our verbal communications with the telecommunications operators.
     We internally tabulate the value of a wireless value-added service that we have provided based in part on delivery confirmations sent to us by the networks of the telecommunications operators with respect to each delivery of our services to a user within 72 hours of delivery. We record these confirmations in our internal data management system. There has historically been a discrepancy between the value that we estimate and the value that we are entitled to receive based on the monthly statements provided by the telecommunications operators. This discrepancy varies across different technology platforms and arises for various reasons:
•	Late notification of delinquent customers. The telecommunications operators may from time to time classify certain customers as delinquent customers for non-payment of services. The telecommnications operators request all service providers to cease delivering services to customers once they are classified as delinquent. However, time lags often exist between when a customer is classified as delinquent and when we receive such information from the telecommunications operators. As a result, we occasionally unintentionally provide services to these delinquent customers for which the telecommunications operators will not make payments to us.

•	Customer database out of synchronization. Customers may cancel their subscriptions through the telecommunications operators. Although we synchronize our and the telecommunications operators’ databases of customer information on an ongoing basis, our databases are not always completely in synchronization with those of the telecommunications operators. As a result, until our databases are synchronized with the telecommunications operators’, we could provide services to customers who have cancelled their subscriptions, for which we are not entitled to receive revenue.

•	Duplicate billing. China Mobile typically generates system identification numbers to identify customers who use our WAP services, rather than directing the real phone numbers to us. Occasionally the platform operators inadvertently generate multiple identification numbers for one mobile number. In such case, the multiple bills for the multiple identification numbers have to be eliminated from the monthly statement the telecommunications operators provide to us.

•	Delivery failure. When telecommunications operators send us delivery confirmations within 72 hours of our delivery of value-added services, the confirmations will indicate three possible outcomes: success, failure, or unknown. Our internal system recognizes successful confirmations as services provided. As a result, there exist discrepancies between our records and the monthly statement provided by the telecommunications operators for confirmations marked as “unknown” where our services were successfully delivered or where the confirmation was incorrect.

•	Unbillable users. In 2005, certain provincial subsidiaries of China Mobile began to offer 2.5G services to customers who receive mobile telephone services on a pre-paid basis. Such customers may subscribe to our services or download our products, and our internal databases do not distinguish between these and other customers. However, the telecommunications operators do not yet have any means to bill these pre-paying customers for the wireless value-added services that they receive. As a result, the telecommunications operators’ monthly statements do not include fees for such users.
     As the internal estimates may not be entirely consistent with the actual revenues confirmed by the monthly statements that we eventually receive, we would multiply our internal tabulation of expected revenue from telecommunications operators from whom we have not received monthly statements by a realization factor applicable to the relevant telecommunications operator and service and determined according to the average discrepancy over the previous 12 months between our internal tabulations of expected revenues and the actual revenues based on the monthly statements. In addition, our employees verbally communicate with the telecommunications operators’ billing personnel regarding the estimated revenue for the period in question. We may or may not get additional comfort from such verbal communications.
     In 2005, China Mobile’s provincial subsidiaries completed their implementation of MISC, and we endeavored to adapt our own internal data management systems to align them with MISC and reduce the discrepancy between our revenue estimates and the revenue calculated by China Mobile and its subsidiaries. We cannot assure you that our efforts will be successful. Over the course of 2005, the China Mobile subsidiaries also resolved certain initial software problems with MISC with the result that discrepancies between our internal data management systems and MISC have fallen.
     Beginning in the second half of 2004, China Mobile and its provincial subsidiaries have been gradually implementing a series of policies that are designed to improve customer service and satisfaction and that have had an impact on our revenue recognition. These policies include:
•	not recognizing revenue to us and other service providers for MMS messages that cannot be delivered because of network or handset problems,

•	canceling subscriptions of users who fail to access their wireless value-added service subscriptions for a certain period of time,

•	requiring more complicated procedures for users to confirm new subscriptions to wireless value-added services, and

•	removing from subscriber lists those users who fail to pay China Mobile or the provincial subsidiaries, or who cannot be billed because they use pre-paid telecommunications service cards.
     As China Mobile phases in these policies with respect to the various wireless value-added services, our revenues from the services have been adversely affected for several quarters. For example, in April 2005, China Mobile began canceling Wireless Application Protocol, or WAP, subscriptions that had not been active for eight months or more. As a result, our WAP revenue in the second quarter of 2005 decreased 4.6% from the first quarter of 2005, our WAP revenue in the third quarter of 2005 decreased 2% from the second quarter of 2005, and our WAP revenue in the fourth quarter of 2005 decreased 9% from the third quarter of 2005. China Mobile first introduced the above-mentioned policies with respect to 2G services, with the result that our 2G revenues for the year ended December 31, 2004 decreased 6% during the fourth quarter of 2004 as compared to the third quarter of 2004. However, 2G revenues rebounded in the first quarter of 2005 with a 71% increase over the first quarter of 2004 and an 89% increase over the fourth quarter of 2004. MMS revenues were affected next, declining approximately 54% in the first quarter of 2005 compared to the fourth quarter of 2004. MMS revenues increased sequentially in each of the next three quarters, by 6.7%, 14% and 32%, respectively, over the previous quarters, but still ended 2005 below the level of 2004.
     In addition, on June 2, 2006, the Ministry of Information Industry, or the MII, posted a notice on its website announcing a series of coordinated measures from June through December 2006 aimed at protecting consumer rights in the wireless value-added services industry and ending certain industry practices such as conducting misleading advertising, deceiving users into subscribing to services and imposing hidden fees on users.
     On June 7, 2006, China Mobile notified wireless value added service providers that it will implement new regulations or strengthen enforcement of existing regulations in an effort to stop wireless spam, provide users with clear and complete price information, ensure that users do not subscribe to services inadvertently and cease billing of users for repetitious or unwanted messages. Violators of China Mobile’s new regulations are to be punished by temporary suspension of their services. China Mobile also announced that it will shorten, to six months from the previous eight months, the period of WAP subscriber inactivity before it will cancel a WAP subscription.
     Furthermore, China Mobile was reported by the Chinese media to be preparing additional regulations to further tighten subscription policies and otherwise control conduct by service providers. We have not been notified by China Mobile that any additional regulations are forthcoming, but we cannot assure you that such regulations will not be implemented in the future. If the regulations set forth in the June 7, 2006 notice are strictly enforced, or if regulations such as those described in the media reports or any other new MII or China Mobile regulations or policies are introduced and implemented, such regulations or policies could have a materially adverse impact on our financial performance.
     We evaluate our cooperation arrangements with the telecommunications operators to determine whether to recognize our revenue on a gross basis or net of the service fees and net transmission charges paid to the telecommunications operators. Our determination is based upon an assessment of whether we act as a principal or agent when providing our services. We have concluded that we act as a principal in the arrangement. Factors that support our conclusion include:
•	We are able to establish prices within ranges prescribed by the telecommunications operators;

•	We determine the service specifications of the services we will be rendering; and

•	We are able to control the selection of our content suppliers.
     Although the telecommunications operators must approve the prices of our services in advance, we have been able to adjust our prices from time to time to reflect or react to changes in the market. In addition, the telecommunications operators usually will not pay us if users do not receive the services or cannot be billed due to transmission and billing failures. As a result of these telecommunications operator policies, we bear a portion of the delivery and billing risks for our portion of the revenues generated with respect to our services. Based on these factors, we believe that recognizing revenues on a gross basis is appropriate.

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
     With respect to certain options granted to our employees prior to our initial public offering, we have recorded deferred stock-based compensation to represent the difference between the deemed fair value of our ordinary shares for accounting purposes and the option exercise price. We determined the deemed fair value of our ordinary shares based upon several factors, including a valuation report from an independent appraiser and the price of our then most recent preferred share placement. We recorded deferred stock-based compensation expense of $0.2 million, $2.2 million and $0 for stock options granted to employees for the years ended December 31, 2003, December 31, 2004 and December 31, 2005 respectively, and we amortized $21,986, $0.5 and $0.3 million for the years ended December 31, 2003, December 31, 2004 and December 31, 2005 respectively. If we had used different assumptions or criteria to determine the deemed fair value of our ordinary shares, materially different amounts of stock-based compensation could have been reported.
     Starting from January 1, 2006, we adopted the Statement of Financial Accounting Standard 123R (SFAS 123R), “Share-Based Payment” to account for share based compensation.
     Pro forma information regarding net income and net income per share is required in order to show our net income as if we had accounted for employee stock options under the fair value method. We use the Black-Scholes option pricing model to compute the fair value. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We use projected volatility rates, which are based upon historical volatility rates experienced by comparable public companies. Because our employee stock options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.
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
Recent Accounting Pronouncements
     In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is aounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. We do not expect the adoption of SFAS No. 155 to have a material impact on our consolidated results of operations and financial condition.

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). This statement is a revision of SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are to be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, we adopted SFAS No.123(R) effective January 1, 2006.
     Upon adoption, we have elected to follow the modified-prospective transition method of application. Under this method, we are required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. We believe that the impact that the adoption of SFAS No. 123(R) will have on our financial position or results of operations will approximate the magnitude of the share-based employee compensation cost disclosed in Note 2 pursuant to the disclosure requirements of SFAS No. 148.
     In November 2005, the FASB issued FSP FAS No. 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards”, which provides a practical transition election related to accounting for the tax effects of share-based payment awards to employees. An entity must follow either the transition guidance for the APIC pool in SFAS No. 123R or the alternative transition method described in the FSP. The alternative method comprises a computational component that establishes a beginning balance of the APIC pool and a simplified method to determine the subsequent impact on the APIC pool of awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). The impact on the APIC pool of awards partially vested upon, or granted after, the adoption of SFAS No. 123(R) should be determined in accordance with the guidance in that statement. The FSP was effective November 10, 2005. As described in the FSP, an entity will be permitted to take up to one year to determine its transition alternatives to make its one-time election. We are currently evaluating the effect that the adoption of the FSP will have on our consolidated results of operations and financial condition but do not expect it to have a material impact.
     In October 2005, the FASB issued FSP FAS No. 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)”, which provides clarification of the concept of mutual understanding between employer and employee with respect to the grant date of a share-based payment award. This FSP provides that a mutual understanding of the key terms and conditions of an award shall be presumed to exist on the date the award is approved by management if the recipient does not have the ability to negotiate the key terms and conditions of the award and those key terms and conditions will be communicated to the individual recipient within a relatively short time period after the date of approval. This guidance shall be applied upon initial adoption of SFAS No. 123(R). We are currently evaluating the effect that the adoption of the FSP will have on our consolidated results of operations and financial condition but do not expect it to have a material impact.
     In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of the correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS No. 154 on January 1, 2006 to have a material impact on our results of operations and financial condition.

     In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 in the fourth quarter of 2005 did not have a material impact on our results of operations and financial condition.
Results of Operations
Year ended December 31, 2005 compared to year ended December 31, 2004
     The following table sets forth, for the periods presented, certain data from our consolidated results of operations. This information should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this annual report.

	For the year ended December 31,
	2003		2004		2005
		Percentage of		Percentage of		Percentage of
	Amount	revenue	Amount	revenue	Amount	revenue
	(in thousands of US dollars, except percentages)
Gross revenues
2.5G(1)	$5,956.0	76.3%	$40,149.2	83.7%	$56,318.3	72.4%
2G(2)	1,850.7	23.7%	7,809.4	16.3%	21,258.1	27.4%
Other	—	—	10.6	0.0%	176.4	0.2%

Total gross revenues	7,806.7	100.0%	47,969.2	100.0%	77,752.8	100.0%
Cost of revenues	(2,284.0)	(29.3)%	(15,704.8)	(32.7%)	(31,323.1)	(40.3%)

Gross profit	5,522.7	70.7%	32,264.4	67.3%	46,429.7	59.7%
Operating expenses:
Product development	1,382.7	17.7%	4,483.4	9.3%	8,530.8	11.0%
Sales and marketing	849.9	10.9%	3,287.9	6.9%	5,389.8	6.9%
General and administrative	883.0	11.3%	4,704.6	9.8%	7,607.0	9.8%
Class action lawsuit settlement and legal expenses	—	—	—	—	4,843.4	6.2%

Total operating expenses	3,115.6	39.9%	12,475.9	26.0%	26,371.0	33.9%

(Loss) income from operations	2,407.1	30.8%	19,788.5	41.2%	20,058.7	25.8%
Interest income, net	1.0	—	604.7	1.3%	2,639.5	3.4%
Other expenses, net	—	—	(23.9)	(0.0%)	6.5	0.0%

Income before tax expense	$2,408.1	30.8%	20,369.3	42.5%	22,704.7	29.2%
Income tax	—	—	—	—	530.4	0.7%

Net (loss) income	$2,408.1	30.8%	20,369.3	42.5%	22,174.3	28.5%

(1)	Includes WAP, MMS and JavaTM. We began to provide WAP, MMS and JavaTM services on a paid basis in September 2002, April 2003 and November 2003, respectively.

(2)	Includes SMS, IVR and CRBT. We began to provide SMS, IVR and CRBT services on a paid basis in July 2002, December 2003 and October 2003, respectively.
     Gross Revenues. Our gross revenues increased substantially to $77.8 million in 2005 from $48.0 million in 2004. The increase in our gross revenues was largely due to the rapid growth in China’s wireless value-added services market and the usage volume of our WAP, MMS and SMS services in 2005. Our 2G revenue grew 172% from 2004 to 2005 and reached $21.3 million. The substantial growth in our SMS and other 2G usage and revenue was a result of our increased product development and sales and marketing efforts devoted to 2G services.
     Cost of Revenues. Our cost of revenues increased substantially to $31.3million in 2005 from $15.7 million in 2004. As our revenues increased, the amount that we paid to the telecommunications operators in service fees and net transmission charges also increased. The service fees that we paid to other business partners, including mobile handset manufacturers, also increased as a result of the increase in our revenues and in the number and scope of our cooperation agreements.
     Gross Profit. Our gross profit in 2005 increased substantially from 2004 primarily due to a substantial increase in the volume of our services and related revenues. We achieved a gross profit of $46.4 million in 2005 as compared to $32.3 million in 2004. Our gross profit as a percentage of total revenue decreased to 59.7% in 2005 from 67.3% in 2004 due to the increased proportion in our revenue mix of 2G revenues, which have a lower gross profit margin, our increased reliance on handset manufacturers as a distribution channel and associated increase in payments to such handset manufacturers, higher telecommunications operator transmission fees as a percentage of total revenue for sending MMS and SMS services to our customers, and larger payments to our content providers.
     Operating Expenses. Our operating expenses increased substantially to $26.4 million in 2005 from $12.5 million in 2004. This increase was primarily driven by an increase in headcount, particularly in product development, as well as the class action lawsuit settlement and legal expenses related to the issues raised in the class action litigation that commenced in 2004.
     Our total number of employees increased to 855 as of December 31, 2005 from 541 as of December 31, 2004, of which our product development team increased to 534 employees as of December 31, 2005 from 320 employees as of December 31, 2004. The increase in headcount was a major reason that our product development expenses increased to $8.5 million in 2005 from $4.5 million in 2004. Product development expense as a percentage of revenue has increased from 9.3% in 2004 to 11.0% in 2005 as we continued to focus on our internal product development capability to introduce innovative and advanced products to our customers earlier than our competitors and prepare ourselves for the eventual 3G wireless network.
     Our sales and marketing expenses increased to $5.4 million in 2005 from $3.3 million in 2004 as a result of an increase in marketing activities to promote our brand name and the expansion of our marketing team as our business grew. We expanded our sales and marketing team to 155 employees as of December 31, 2005 from 110 employees as of December 31, 2004, and our customer service team to 85 employees as of December 31, 2005, from 53 employees as of December 31, 2004.
     Our general and administrative expenses increased to $7.6 million in 2005 from $4.7 million in 2004 as a result of the expansion of our business. We recorded increases in our business tax, professional fees (including fees for legal and accounting services associated with being a public company), compensation and benefits for general management, finance and administrative personnel, travel expenses, lease expenses and other office expenses. Our general and administrative staff grew to 48 employees as of December 31, 2005 from 36 employees as of December 31, 2004.
     We incurred $1.3 million in legal expenses related to the issues raised in the class-action litigation commenced in August 2004. We also accrued $3.5 million in settlement expenses in 2005. Total expenses related to the issues raised in the class-action litigation in 2005 were $4.8 million compared to nil in 2004.
     In accordance with SEC Staff Accounting Bulletin No. 107 dated March 29, 2005, we no longer report amortization of deferred stock compensation as a separate line item. These expenses are included in the same lines as cash compensation paid to the relevant employees, which are product development, sales and marketing and general administrative.

Year ended December 31, 2004 compared to year ended December 31, 2003
     Gross Revenues. Our gross revenues increased substantially to $48.0 million in 2004 from $7.8 million in 2003. The increase in our gross revenues was largely due to the rapid growth in China’s 2.5G wireless value-added services market and the usage volume of our WAP, MMS and SMS services in 2004. We offered a total of 1,278 2.5G-based products and 477 2G-based products in 2004, as compared to 470 products based on 2.5G platforms and 204 products based on 2G platforms in 2003. The number of subscriptions to our services increased to 55.5 million in 2004 from 10.9 million for 2003. The number of downloads of our services increased to 21.2 million in 2004 from 8.8 million in 2003.
     Cost of Revenues. Our cost of revenues increased substantially to $15.7 million in 2004 from $2.3 million in 2003. As our revenues increased, the amount that we paid to the telecommunications operators in service fees and net transmission charges also increased. The service fees that we paid to other business partners, including mobile handset manufacturers, also increased as a result of the increase in our revenues and in the number and scope of our cooperation agreements.
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
     Our product development expenses increased to $4.5 million in 2004 from $1.4 million in 2003, primarily due to the expansion of our product development team and depreciation of fixed assets as our business grew. We expanded our product development team to 320 employees of December 31, 2004 from 149 employees as of December 31, 2003.
     Our sales and marketing expenses increased to $3.3 million in 2004 from $0.8 million in 2003 as a result of an increase in marketing activities to promote our brand name and the expansion of our marketing team as our business grew. We expanded our sales and marketing team to 110 employees as of December 31, 2004 from 36 employees as of December 31, 2003 and our customer service team to 53 employees as of December 31, 2004, from 18 employees as of December 31, 2003.
     Our general and administrative expenses increased to $4.7 million in 2004 from $0.9 million in 2003 as a result of the expansion of our business. We recorded increases in our business tax, professional fees (including fees for legal and accounting services associated with being a public company), compensation and benefits for general management, finance and administrative personnel, travel expenses, lease expenses and other office expenses. Our general and administrative staff grew to 36 employees as of December 31, 2004 from 18 employees as of December 31, 2003.
     In accordance with SEC Staff Accounting Bulletin No. 107 dated March 29, 2005, we no longer report amortization of deferred stock compensation as a separate line item. These expenses are included in the same lines as cash compensation paid to the relevant employees, which are product development, sales and marketing and general administrative.
Liquidity and Capital Resources

Cash Flows and Working Capital
     The following table sets forth our cash flows with respect to operating, investing and financing activities for the periods indicated.

	For the year ended December 31,
	2003	2004	2005
	(in thousands of US dollars)
Net cash provided by operating activities	$1,959.8	$15,844.7	$29,569.0
Net cash used in investing activities	(864.0)	(2,430.2)	(4,081.7)
Net cash provided by financing activities	—	73,555.5	205.8
Effect of exchange rate changes	0.6	1.5	734.3
Net increase in cash and cash equivalents	1,096.4	86,971.5	26,427.4
Cash and cash equivalents, beginning of year	2,646.2	3,742.6	90,714.1
Cash and cash equivalents, end of year	$3,742.6	$90,714.1	$117,141.5
     Prior to our initial public offering in July 2004, our primary sources of liquidity were capital contributions from our founders, private placements of preferred shares to investors and cash generated from operating activities. Since the completion of our initial public offering, our primary sources of liquidity have been cash flow from operating activities and the proceeds of our initial public offering. We used a portion of the proceeds of our public offering to expand our business through acquisitions in 2005 and in early 2006, and we anticipate that additional proceeds may be used to fund further acquisition activities. As of December 31, 2004 and December 31, 2005, our cash and cash equivalents were $90.7 million and $117.1 million, respectively.
     We do not bill or collect payment from users of our services directly, but instead depend on the billing systems and records of China Mobile and other telecommunications operators to record the volume of our services provided, charge our users, collect payments and remit to us our revenue, less transmission fees and service fees. If China Mobile ceases to continue to cooperate with us, we will explore further cooperation with other telecommunications service providers and explore alternative billing systems to collect bills from users.
     Net cash provided by operating activities was $29.6 million in 2005 compared to net cash provided by operating activities of $15.8 million in 2004. This difference was primarily due to the net income that we generated.
     Net cash used in investing activities increased significantly to $4.1 million in 2005 from $2.4 million in 2004, due primarily to our acquisition of businesses as well as investment in property and equipment including servers, computers and vehicles in connection with the expansion of our business.
     Net cash provided by financing activities in 2005 was $0.2 million, which mainly represents the exercise price of employee and non-employee share options paid to the company in 2005.
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
Indebtedness
     As of December 31, 2005, we did not have any indebtedness, and we did not have any material debt securities, material contingent liabilities or material mortgages or liens.
     We intend to meet our future funding needs through cash flow generated from operating activities and the proceeds of our initial public offering. Our treasury objective is to maintain safety and liquidity of our cash. Therefore, we have kept our cash and cash equivalents in short-term deposits and short-term government and high-grade corporate notes.
     The following table sets forth our indebtedness as of the dates indicated:

	As of December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Short-term debt	$90.0	$—	$—

Total debt	$90.0	$—	$—

     As of December 31, 2005, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or purchase commitments, guarantees or other material contingent liabilities.
Contractual Obligations and Commercial Commitments
     The following table sets forth our contractual obligations as of December 31, 2005:

	Payments due by period
	Total	Within
		1 year	1-3 years	3-5 years	Thereafter
	(in thousands of U.S. dollars)
Short-term debt	$—	$—	$—	$—	$—
Operating lease obligations	755.2	755.2	—	—	—
Other contractual commitments	—	—	—	—	—

Total	$755.2	$755.2	$—	$—	$—

     We have entered into certain leasing arrangements relating to our office premises. Pursuant to our leasing arrangements entered into in April 2006, as of April 30, 2006 our operating lease obligations are $1.4 million in 2006 and $0.6 million in 2007. As of December 31, 2005, we did not have any long-term debt obligations, short-term debt obligations, capital lease obligations or purchase obligations.
Capital Expenditures
     Our total capital expenditures in 2005, 2004,and 2003 were $2.1 million, $2.4 million and $0.9 million, respectively. We currently have approximately $0.6 million worth of capital expenditures in progress, which will be used entirely in China. Our capital expenditures in progress are financed from our IPO proceeds and cash flows from our operating activities. We did not have any material commitments for capital expenditures as of December 31, 2005.

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
     As the telecommunications operators do not provide us detailed revenue breakdown on a service-by-service basis, we depend on our internal database system to monitor revenue derived from each of our services. We make our business decisions based on our internal data, taking into account other factors including strategic considerations.
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
     KongZhong Beijing, KongZhong China, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Wuhan Chengxitong, BJRX and Beijing Anjian Xingye are incorporated in the PRC and subject to the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Generally, PRC companies are subject to an enterprise income tax of 33%, which for foreign-invested companies is comprised of a state income tax of 30% and a local income tax of 3% and for companies without foreign investment is comprised of a state income tax of 33%. However, KongZhong Beijing, KongZhong China, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, BJRX and Beijing Anjian Xingye benefit from preferential tax treatment as a high technology enterprise. As such, KongZhong Beijing’s net income is tax exempt until 2005, subject to a 7.5% enterprise income tax for the following three years and subject to a 15% enterprise income tax thereafter. KongZhong China’s net income is tax exempt until 2007, subject to a 7.5% enterprise income tax for the following three years and subject to a 15% enterprise income tax thereafter. Beijing AirInbox’s net income was tax exempt until the end of 2004, subject to a 7.5% enterprise income tax for three years beginning in January 2005 and subject to a 15% enterprise income tax thereafter. Beijing Boya Wuji’s net income is tax exempt until 2006, subject to a 7.5% enterprise income tax for three years and subject to a 15% enterprise income tax thereafter. Beijing WINT’s net income is tax exempt until 2006, subject to a 7.5% enterprise income tax for the following three years and subject to a 15% enterprise income tax thereafter. Tianjin Mammoth’s net income tax is 15%. Wuhan Chengxitong’s net income tax is 33%. BJXR’s net income is tax exempt until 2006, subject to a 7.5% enterprise income tax for the following three years and subject to a 15% enterprise income tax thereafter. Beijing Anjian Xingye is subject to a 15% income tax.
     The high technology enterprise status of each of KongZhong Beijing, KongZhong China, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth and BJXR is subject to periodic review by the relevant PRC governmental authority. If any of these entities is found not to qualify as a high technology enterprise for PRC tax purposes, then such entity will not be eligible for the preferential tax treatment.
     KongZhong Beijing and Beijing AirInbox recorded net losses in 2002 and 2003, Beijing Boya Wuji recorded net losses in 2004 and 2005, Beijing WINT recorded net losses in 2004, and KongZhong China recorded a net loss in 2005, which they may carry forward for five years from the end of the period in which the loss was recorded to offset future net income for tax purposes. KongZhong Beijing and Beijing AirInbox recorded net profits in 2004 and Beijing WINT recorded net profits in 2005 that are sufficient to realize the full tax benefit of the carry forward net losses. We cannot, however, give any assurances that Beijing Boya Wuji or KongZhong China will record sufficient net income within the carry forward periods to realize the full tax benefit of their past net losses, and therefore, have recorded a full valuation allowance on the deferred tax asset balance. The tax losses carried forward as of December 31, 2005 amounted to $96,536 and will expire by 2010.
     In addition, our revenues are subject to business taxes. Since August 2003, each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan Chengxitong and BJXR is subject to a 3% business tax for wireless value-added services and a 5% business tax for other services. Each of KongZhong Beijing, KongZhong China, Tianjin Mammoth and Beijing Anjian Xingye is subject to a 5% business tax. In future periods, we expect that a substantial portion of our revenues will be generated through Beijing AirInbox, Beijing WINT, Wuhan Chengxitong and BJXR. In addition, pursuant to the arrangements that KongZhong Beijing has entered into with each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and Wuhan Chengxitong and that Beijing Anjian Xingye has entered into with BJXR, each of Beijing AirInbox, Beijing Boya Wuji Beijing WINT, Wuhan Chengxitong and BJXR pays us service and license fees. The amount of such payments will be subject to the 5% business tax payable by KongZhong Beijing, KongZhong China and Beijing Anjian Xingye. See “Item 7—Major Shareholders and Related Party Transactions— Related Party Transactions— Related Party Agreements”.
     The following table summarizes the various PRC income tax rates and tax concessions applicable to each of our subsidiaries and operating entities:

	Chinese				Year of
	State unified	Chinese		Concession from	commence
	income tax	local income	Concession from Chinese	Chinese local income	-ment of tax
PRC entities	rate (%)	tax rate (%)	State unified income tax	tax	holiday
KongZhong Beijing	15	3	Full exemption for 3 years starting from commencement of tax holiday followed by a 50% reduction for the succeeding 3 years	Full exemption from the commencement of operation	2003

KongZhong China	15	3	Same as KongZhong Beijing	Same as KongZhong Beijing	2005

Beijing AirInbox	15	N/A	Full exemption for 2 years starting from commencement of tax holiday followed by a 50% reductuion for the succeeding 3 years	N/A	2003

Beijing Boya Wuji	15	N/A	Same as KongZhong Beijing	N/A	2004

Beijing WINT	15	N/A	Same as KongZhong Beijing	N/A	2004

Wuhan Chengxitong	33	N/A	None	N/A	N/A

Tianjin Mammoth	15	N/A	Full exemption for 2 years starting from commencement of tax holiday	N/A	September 2003

BJXR	15	N/A	Same as KongZhong Beijing	N/A	2004

Beijing Anjian Xingye	15	3	None	Same as KongZhong Beijing	2005

Item 6. Directors, Senior Management and Employees
General
The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	formulating our debt and finance policies and proposals for the increase or decrease in our issued capital and the issuance of debentures;

•	formulating our major acquisition and disposal plans, and plans for merger, division or dissolution;

•	formulating proposals for any amendments to our memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our memorandum and articles of association.
Directors and Senior Officers
     The following table sets forth certain information concerning our directors and senior officers. The business address of each of our directors and executive officers is 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, China 100044.

Name	Age	Position
Yunfan Zhou	31	Chairman of the Board of Directors and Chief Executive Officer
Nick Yang	30	Director, President, Chief Technology Officer
Charlie Y. Shi	44	Independent Director
Hanhui Sun	33	Independent Director
Hui (Tom) Zhang	33	Independent Director
Hai Qi	33	Senior Vice President of Sales and Marketing
JP Gan	34	Chief Financial Officer
Kingchuen Wong	35	Vice President of Corporate Development
     Yunfan Zhou, 31, one of our founders, has served as the chairman of the board of directors of our company and our chief executive officer since our inception in May 2002. His current board term expires in 2007. Prior to establishing our company, Mr. Zhou served as vice president, executive vice president and general manager of Sohu.com Inc., an Internet portal company, from October 2000 to March 2002. In June 1999, Mr. Zhou co-founded ChinaRen Inc., an Internet portal and community company, and served as chief operating officer and general manager until October 2000, when ChinaRen Inc. merged into Sohu.com Inc. Mr. Zhou holds a master’s degree in electrical engineering from Stanford University and a bachelor’s degree in electrical engineering from Tsinghua University.
     Nick Yang, 30, one of our founders, has served as president, director and chief technology officer of our company since our inception in May 2002. His current board term expires in 2008. Prior to establishing our company, Mr. Yang served as vice president of technology and chief technology officer of Sohu.com Inc. from October 2000 to March 2002. In June 1999, Mr. Yang co-founded ChinaRen Inc. and served as chief technology officer until October 2000, when ChinaRen Inc. merged into Sohu.com Inc. Mr. Yang holds a master’s degree in electrical engineering from Stanford University and a bachelor’s degree from the University of Michigan.
     Charlie Y. Shi, 44, has been a director of our company since October 2002 and an independent director since April 2004. His current board term expires in 2008. Mr. Shi has been a member of the Investment Committee of CMT ChinaValue Capital Advisors Limited since May 2004. From April 2001 to April 2004, Mr. Shi served as a managing director of China Assets Investment Management Limited, a Hong Kong-based investment management company. China Assets Investment Management Limited is the sole investment manager of China Assets (Holding) Limited, a Hong Kong registered investment fund that owns 100% of the shares of Global Lead Technology Limited, a holding company that held 13.3% of the shares of our company before our initial public offering and 9.1% immediately afterward. From February 2000 to March 2001, Mr. Shi was the senior vice president of SOFTBANK China Venture Capital Limited. He served as deputy managing director of Toplap Investments Limited, an investment advisory and management subsidiary of China Insurance (Hong Kong) Group, from February 1998 to December 1999, and served at Merrill Lynch & Co. from March 1992 to January 1998, where his last position was assistant vice president. Mr. Shi holds an MBA degree from California Lutheran University and a bachelor’s degree in economics from Fudan University in Shanghai. He is also a graduate of the Harvard Business School Advanced Management Program.
     Hanhui Sun, 33, has been an independent director of our company since July 2005. His current board term expires in 2006. Mr. Sun is currently R&D group financial controller of Microsoft (China). Previously, Mr. Sun was a deputy general manager of the Association Container Business of Maersk (China) Shipping from 2005 to 2006 and the financial controller of SouFun.com, a real estate portal in China, from 2004 to 2005. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice, including eight years at KPMG in Beijing, where he was an audit senior manager, and two years at KPMG in Los Angeles. Mr. Sun earned a bachelor’s degree in business administration from the Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.
     Hui (Tom) Zhang, 33, has been an independent director of our company since January 2006. His current board term expires in 2007. Mr. Zhang is a co-founder, director, and executive vice president of Vimicro International Corporation (Nasdaq: VIMC), a leading fabless semiconductor company in China founded in 1999. Mr. Zhang also serves as a director of the Microsoft-Vimicro Multimedia Technology Center and the Tsinghua-Vimicro Semiconductor Research Center, and as an independent director of China Techfaith. He is secretary general of the Mobile Multimedia Technology Alliance (MMTA). Mr. Zhang received a bachelor of science degree from the University of Science & Technology of China and a Ph.D. in electrical engineering from the University of California at Berkeley. He received the 2005 University of California at Berkeley Outstanding Engineering Alumni Award.
     JP Gan, 34, has been chief financial officer of our company since July 2005. He was senior vice president of finance of our company from May 2005 to July 2005. Before joining our company, he was a director of The Carlyle Group in Hong Kong from 2000 to 2005. He also worked at the investment banking division of Merrill Lynch in Hong Kong from 1999 to 2000, and for then-Price Waterhouse in the United States from 1994 to 1997. Mr. Gan holds an MBA degree from the University of Chicago Graduate School of Business and a BBA from the University of Iowa. He is a Certified Public Accountant in the State of Illinois. Since 2002, Mr. Gan has served on the board of directors of Ctrip.com International Limited (Nasdaq: CTRP).
     Hai Qi, 33, has been senior vice president of sales and marketing of our company since October 2004. Before joining our company, he was a vice president at ASPire Technologies and the chief representative in its Beijing office. From 2000 to 2002, Mr. Qi was the chief representative in the Beijing office of Shanghai Intrinsic

Computer Company, a predecessor company of Linktone Ltd. (Nasdaq: LTON). Mr. Qi graduated from Tianjin University with a degree in industrial engineering.
     Kingchuen Wong, 35, has been vice president of corporate development of our company since 2004. Prior to that, she was director of corporate development. Before joining our company, she was a director of business development at TOM Online Inc. from 2003 to 2004. She was an associate at Softbank Asia Infrastructure Fund and Softbank China May 2000 to 2003. Ms. Wong holds a bachelor’s degree in telecommunications from Beijing Jiaotong University.
     There is no family relationship between any of our directors or senior officers.
     As a Nasdaq listed company, we are required by the Nasdaq Listing Rules to have a majority of our board comprised of independent directors as of July 31, 2005. Our board accepted the resignation of Fan Zhang as a director, effective July 1, 2005, and elected Hanhui Sun to take his place, also effective July 1, 2005, after having determined that Mr. Sun meets the requirements for independence set by the U.S. securities laws and Nasdaq Listing Rules. Yongqiang Qian, who had been an independent director of our company from April 2004, resigned for personal reasons as of January 1, 2006. Our board elected Hui (Tom) Zhang to take his place, also effective January 1, 2006, after having determined that Mr. Zhang meets the aforementioned requirements for independence. In addition, our board determined in April 2004 that Mr. Shi, who has been a director of our company since October 2002, meets the aforementioned requirements for independence. As a result, since July 1, 2005, a majority of our board has been comprised of independent directors. Our independent directors held executive sessions at which only independent directors were present at least once each quarter of 2005.
     Our Memorandum and Articles of Association, as amended by the shareholders at a general meeting on September 6, 2005, provide for three classes of directors, each with three-year terms. As part of the process of setting up the classified board, however, Mr. Sun was elected to a one-year term and Mr. Zhou and Mr. Qian were elected to two-year terms. Mr. Zhang, who replaced Mr. Qian, will serve the remainder of his term. Upon expiry of these directors’ terms, their successors will serve full three-year terms. Retiring directors are eligible for re-election. Each of our executive directors has entered into a service contract with us, while other directors have entered into no such agreements. Beginning July 1, 2005, each of our independent directors who serves on three committees receives $30,000 for every year of board service, and each of our independent directors who serves on fewer than three committees receives $20,000 for every year of board service. In addition, we grant stock options covering 2 million of our ordinary shares to each of our independent directors who serves on three committees, while we grant stock options covering 1.2 million shares to each of our independent directors who serves on fewer than three committees. Such options are granted at the start of each director’s three-year term of service and vest quarterly in 12 increments as long as such director is continuing his board service.
     Each of our senior officers has entered into an employment agreement and a non-compete agreement with us. Pursuant to the employment agreements, each of our senior officers is entitled to receive a basic salary and may also receive an annual bonus if a certain level of performance has been achieved. All senior officers are bound by the confidentiality and non-competition provisions in their respective employment agreements and non-compete agreements with us.
Board Practices
     To enhance our corporate governance, our board of directors established three board committees: an audit committee, a nominations committee and a compensation committee, which are comprised solely of independent directors. Our independent directors held one meeting each quarter at which only independent directors were present.

Audit Committee
     We have established an audit committee in accordance with the Nasdaq Listing Rules, which reviews our internal accounting procedures and considers and reports to our board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The committee has a formal written charter that sets forth its duties and powers. The current members of our audit committee are Charlie Y. Shi, Hanhui Sun and Hui (Tom) Zhang, each of whom is an independent director. Our board has determined that Mr. Sun is an audit committee financial expert within the meaning of the U.S. securities laws. Our audit committee met once each quarter in 2005.
Nominations Committee
     We have established a nominations committee, which identifies individuals qualified to become directors and recommends director nominees to be approved by our board. The committee has a formal written charter that sets forth its duties and powers. The current members of our nominations committee are Charlie Y. Shi and Hui (Tom) Zhang, each of whom is an independent director.
Compensation Committee
     We have established a compensation committee to determine the salaries and benefits of our directors and senior officers. The committee has a formal written charter that sets forth its duties and powers. The current members of our compensation committee are Charlie Y. Shi and Hui (Tom) Zhang, each of whom is an independent director.
Compensation of Directors and Senior Officers
     Our senior officers receive compensation in the form of salaries, annual bonuses and share options. We have entered into service agreements with each of our senior officers. None of these service agreements provide benefits to our senior officers upon termination. The aggregate remuneration paid and benefits in kind granted to our senior officers for the years ended December 31, 2005 and December 31, 2004 were approximately $0.7 million and $0.7 million, respectively. In addition, the aggregate remuneration paid to our non-executive directors for the years ended December 31, 2005 and December 31, 2004 was $70,000 and $20,000, respectively.
     The total amount set aside or accrued by us or our subsidiaries to provide housing, medical and pension benefits, unemployment insurance and staff welfare for employees, including our executive directors and senior officers, is $1.9 million.
Stock Options
     The 2002 Plan was adopted by our shareholders at a meeting held on June 6, 2002. The 2002 Plan is intended to provide incentives to our directors, officers and employees as well as consultants and advisors of our company and its present or future parent company or subsidiaries, or the related corporations. Pursuant to the 2002 Plan, we originally reserved a total of 70,000,000 ordinary shares for issuance under two categories of options: incentive share options, which may only be granted to officers and employees of the related corporations, and non-qualified options, which may be granted to any employee, officer, director, consultant or advisor of the related corporations. We increased the number of ordinary shares reserved for issuance in the 2002 Plan to 105,000,000 on February 15, 2004, and to 137,000,000 on September 6, 2005. Such increases have been approved by our shareholders.
     As of December 31, 2005, we had granted an aggregate of 128,940,000 options, as adjusted by cancellations following initial grants and our share split, of which 25,366,650 had lapsed and 37,746,521 were exercisable at exercise prices ranging from $0.0025 to $0.2575 per ordinary share. The exercise price represents the fair market value of the underlying ordinary shares on the date the options were granted.
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
     The 2002 Plan provides for acceleration of awards upon the occurrence of certain consolidations, mergers, acquisitions or sale of all of substantially all assets or shares of our company. In any such case, our board shall take one of more of the following actions, among others: accelerate the date of exercise of such options or any installment of such options, provide a fixed period of time that the grantees must exercise or terminate all options in exchange for cash payment.
     Our board of directors administers the 2002 Plan and has wide discretion in awarding share options. Subject to the provisions of the 2002 Plan, our board of directors determines who will be granted options, the type and timing of options to be granted, the vesting schedule and other terms and conditions of the options, including the exercise price. On December 30, 2005, our board of directors, following the recommendation of the compensation committee, approved a resolution authorizing our chief executive officer to grant up to 8,000,000 options to non-officer employees without prior written approval by the compensation committee or board of directors.
     Generally, if an outstanding incentive share option granted under the 2002 Plan has not vested by the date of termination of the grantee’s employment with us, no further installments of the grantee’s incentive share options will become exercisable following the date of such cessation of employment, and the grantee’s incentive share options will terminate after a period of 90 days from such cessation of employment.
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
     During 2005, we granted options covering 22,000,000 of our ordinary shares, options covering 16,936,650 of our ordinary shares lapsed and options covering 12,923,600 of our ordinary shares were exercised. The following table sets forth information on stock options that have been granted and are outstanding as of December 31, 2005, pursuant to the 2002 Plan.

	Ordinary shares underlying options
				Exercise price
				per share
Name of grantee	2005 option grants	Pre-2005 option grants	Expiration date	(US dollars)(1)
Directors and Senior Officers
JP Gan, chief financial officer (2)	12,000,000	—	May 15, 2015 to August 27, 2015	$0.1795-0.2575
Yongqiang Qian(3)	2,000,000	—	January 2, 2015	0.250
Charlie Y. Shi(4)	2,000,000	—	January 2, 2015	0.250
Hui (Tom) Zhang(5)	—	—	—	—
Hanhui Sun(6)	1,200,000	—	June 30, 2015	0.25
Hai Qi, senior vice president of sales and marketing(7)	—	8,000,000	October 27, 2014	0.175
Kingchuen Wong(7)	800,000	800,000	October 27, 2014 to May 15, 2005	0.175 - 0.1795
Other employees (comprising 150 individuals)	4,000,000	58,249,750	June 30, 2012 to August 28, 2015	0.0025-0.2575

Total	22,000,000	67,049,750

(1)	The exercise price per share of options granted represents the fair market value of the underlying ordinary shares on the date the options were granted.

(2)	The options vest periodically, with the first tranche vesting on May 16, 2006.

(3)	The options vest periodically, with the first tranche vesting on March 31, 2005. Yongqiang Qian resigned from our board as of January 1, 2006 and 1,333,333 of his options were cancelled.

(4)	The options vest periodically, with the first tranche vesting on March 31, 2005.

(5)	Hui (Tom) Zhang was granted options covering 2,000,000 of our ordinary shares in January 2006. The exercise price per share is $0.3125. The options vest periodically, with the first tranche vesting on March 31, 2006. The options expire on December 31, 2016.

(6)	The options vest periodically, with the first tranche vesting on September 30, 2005.

(7)	The options vest periodically, with the first tranche vesting on October 28, 2005.
Stock-based Compensation Expense
     With respect to certain options granted to our employees prior to our initial public filing, we have recorded a compensation charge for the excess of the fair value of the stock at the measure date over the amount an employee must pay to acquire the stock compensation using the straight-line method over the vesting periods of the related options, which are generally four years.
     We have recorded deferred stock compensation under APB 25 to represent the difference between the deemed fair value of our ordinary shares for accounting purposes and the option exercise prices. We determined the deemed fair value of our ordinary shares based upon several factors, including a valuation report from an independent appraiser and the price of our then most recent preferred share placement. We recorded deferred stock-based compensation expense of $0.2 million, $2.0 million and $0 for stock options granted to employees, and amortized $21,986, $0.5 million and $0.3 million, for 2003, 2004 and 2005, respectively.
     Starting from January 1, 2006, we adopted the Statement of Financial Accounting Standard 123R (SFAS 123R), “Share-Based Payment to account for share based compensation.
Share Ownership
     Under U.S. securities law, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest.
     As of March 31, 2006, the following directors and officers held beneficial ownership of ordinary shares in our company.

		Of which, shares underlying
	Number of shares	options exercisable within	% of our issued share capital
Name	beneficially owned	60 days	as of March 31, 2006(1)
Yunfan Zhou	255,500,000	—	17.32%
Nick Yang	255,500,000	—	17.32%
JP Gan	2,500,000	2,500,000	*
Hai Qi	3,000,000	3,000,000	*
Charlie Y. Shi	833,333	833,333	*
Hui (Tom) Zhang	166,667	166,667	*
Hanhui Sun	312,000	300,000	*
Kingchuen Wong	500,000	500,000	*

(1)	Adjusted to reflect the issuance of ordinary shares upon full exercise of all outstanding options granted under our 2002 Plan.

*	Less than one percent.
Employees
     See “Item 4— Information on the Company— Employees”.
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
     The table below sets forth certain information with respect to the beneficial owners of 5% or more of our ordinary shares as of the dates indicated:

	Shares beneficially owned as of July 8,
	2004 (immediately prior to our initial		Shares beneficially owned as of the date of
	public offering)		the shareholder’s most recent public filing
Name	Number	Percent	Number	Percent
Yunfan Zhou (1)	287,500,000	27.4%	255,500,000	18.45%
Nick Yang	287,500,000	27.4%	255,500,000	18.45%
China Assets (Holdings) Ltd.(2)	140,000,000	13.3%	88,795,520	6.4%
Draper Fisher Jurvetson ePlanet Ventures L.P.(3)	89,880,000	8.6%	80,431,360	5.8%
Draper Fisher Jurvetson ePlanet Partners, Ltd.(3)	—	—	80,431,360	5.8%
Timothy C. Draper(3)	—	—	101,121,640	7.3%
Stephen T. Jurvetson(3)	—	—	83,521,640	6.1%
John H.N. Fisher(3)	—	—	83,521,640	6.1%
Asad Jamal(3)	—	—	81,851,200	6.0%
Samuel Shin Fang(4)	87,500,000	8.3%	82,213,600	6%
Fu Lam Wu(5)	81,666,660	7.8%	73,081,460	5.2%
Ardsley Advisory Partners(6)	—	—	89,400,000	6.5%
Philip J. Hempleman(6)	—	—	110,400,000	8.03%

(1)	As of December 31, 2005. Mr. Zhou holds his shares in our company through Mobileren Inc., a British Virgin Islands company, which he wholly owns.

(2)	As of February 8, 2006. China Assets (Holdings), a publicly traded company listed on the Hong Kong Stock Exchange, holds its shares in our company through Global Lead Technology Limited, a British Virgin Islands company, which it wholly owns.

(3)	As of December 31, 2005. Three affiliates, Draper Fisher Jurvetson ePlanet Partners Fund, LLC, Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG and Draper Fischer Jurvetson ePlanet Verwaltungs GmbH, additionally hold 0.1%, 0.1% and 0.1% of our company, respectively. Mr. Draper, Mr. Jurvetson, Mr. Fisher and Mr. Jamal are managing directors of Draper Fisher Jurvetson ePlanet Verwaltungs GmbH.

(4)	As of February 10, 2006. Mr. Fang is beneficial owner of our shares through four entities, which reported the following shareholding: eGarden I, a Cayman Islands company, 3.9%; Calver Investments Limited, a Channel Islands company, 1.9%; eGarden Ventures Hong Kong Limited, a Hong Kong company, less than 0.1%; and Luzon Investments Ltd., a Channel Islands company, 0.1%. eGardenI is 50%-owned by Luzon Investments Ltd., which Mr. Fang wholly owns. Mr. Fang owns 100% of Calver Investments Ltd. eGarden Ventures Hong Kong Limited is wholly owned by eGardens Ventures Ltd., a British Virgin Islands company, of which Mr. Fang owns 50%.

(5)	As of February 14, 2005. Fu Lam Wu holds her shares in our company through Lucky Dragon Holdings Group Ltd., a British Virgin Islands company, which she wholly owns.

(6)	As of December 31, 2005. Four affiliates, Ardsley Partners Fund II, L.P., Ardsley Partners Institutional Fund, L.P., Ardsley Offshore Fund Ltd. and Ardsley Partners I, additionally hold 2.09%, 1.37%, 2.91% and 3.46%, respectively.
     None of our major shareholders has voting rights that differ from the voting rights of other shareholders.
     As of December 31, 2005, there were 1,384,523,600 ordinary shares issued and outstanding. Citibank, N.A., the depositary under our ADS deposit agreement, has advised us that as of December 31, 2005, 19,800,734 ADSs, representing 792,029,360 common shares, were held of record by Cede & Co. and one other registered shareholder. We have no further information as to common shares held or beneficially owned by U.S. persons.
     To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.
Related Party Transactions
     In order to comply with PRC regulations, we operate our business in China through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan Chengxitong and Beijing Xinrui, companies that are wholly owned by PRC citizens. We have entered into a series of contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Wuhan Chengxitong and Beijing Xinrui and their respective shareholders, including agreements on provision of loans, provision of services, license of trademarks and domain names, and certain corporate governance and shareholder rights matters.
     Below is a summary of the material provisions of these agreements.
Related Party Transactions
     Loan Agreements. On March 31, 2004, we entered into a loan agreement with Yunfan Zhou, Songlin Yang and Zhen Huang, pursuant to which we amended and restated the terms and conditions of our long-term loans in the total principal amount of $0.24 million (RMB2.2 million) that we provided to Yunfan Zhou, Songlin Yang and Zhen Huang, in the proportion of their shareholding percentages in Beijing AirInbox. The loans are interest-free and the proceeds have been invested into Beijing AirInbox as a capital contribution by the borrowers. Pursuant to the loan agreement, each of the borrowers agreed to transfer his or her interest in Beijing AirInbox to KongZhong Beijing when permitted under PRC law as repayment of the loan. Each of the borrowers also undertook to us that the loan will become due and payable if, among other things, (i) either Yunfan Zhou or Nick Yang resigns or is removed from office by KongZhong Beijing or its affiliates, (ii) the respective borrower commits a criminal offense, (iii) any third party raises against the respective borrower a claim of more than $60,411 (RMB0.5 million), (iv) foreign investment in a telecommunications value-added services business is permitted and the relevant government authorities start approving such foreign investment, or (v) the borrower dies or becomes incapacitated. In addition, the loan shall be repaid only in the form of a transfer of each borrower’s entire equity interest in Beijing AirInbox to us or, if transfer of ownership to us is prohibited under applicable law, to our designees. Upon the transfer of each borrower’s equity interest in Beijing AirInbox, any proceeds from the transfer shall be used to offset his or her loan repayment obligation to us or our designees. The term of the loan agreement is ten years, automatically renewable at our option.
     On March 31, 2004, we entered into a loan agreement with Yang Cha, one of our employees, and Songlin Yang, pursuant to which we have agreed to grant loans to Yang Cha in the amount of $0.54 million (RMB4.4 million) and to Songlin Yang in the amount of $0.42 million (RMB3.4 million). These loans are interest-free and the proceeds are to be exclusively invested into Beijing AirInbox as contribution to the capital increase in Beijing AirInbox by Yang Cha and Songlin Yang. The terms and conditions of this loan agreement are substantially the same as the loan agreement that we entered into with Yunfan Zhou, Songlin Yang and Zhen Huang on March 31, 2004.
     Capital Contribution Transfer Agreement. On January 19, 2005, Beijing AirInbox, Zhen Huang and Yunfan Zhou entered into a capital contribution transfer agreement. Pursuant to the agreement, each of Zhen Huang and Yunfan Zhou transferred 40% of the equity interest in Beijing Boya Wuji to Beijing AirInbox in exchange for aggregate compensation of RMB0.8 million (approximately $99,130). Upon the closing of this capital contribution transfer agreement, Beijing AirInbox, Zhen Huang and Yunfan Zhou hold 80%, 10% and 10%, respectively, of the total equity interest of Beijing Boya Wuji.
     Option Agreements. Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, the shareholders of Beijing AirInbox, entered into an amended and restated exclusive option agreement with KongZhong Beijing on May 10, 2004 pursuant to which each of these shareholders granted KongZhong Beijing an exclusive option to acquire all of his or her interest in Beijing AirInbox at the price of $12,083.1 (RMB97,513) per one percent of its registered capital. The term of this agreement is the earlier of (i) 10 years from the date of execution and (ii) the date all of the equity interests in Beijing AirInbox have been purchased by KongZhong Beijing.
     Yunfan Zhou and Zhen Huang, the shareholders of Beijing Boya Wuji, entered into an exclusive option agreement with KongZhong Beijing on March 31, 2004, pursuant to which each of these shareholders granted KongZhong Beijing an exclusive option to acquire all of his or her interest in the Beijing Boya Wuji at the price of $1,208.2 (RMB9,750) per one percent of its registered capital. The term of this agreement is the earlier of (i) 10 years from the date of execution and (ii) the date all of the equity interests in Beijing Boya Wuji have been purchased by KongZhong Beijing.
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
     Yang Li and Xuelei Wu, the shareholders of Wuhan Chengxitong, entered into an exclusive option agreement with KongZhong Beijing on November 21, 2005, pursuant to which each of these shareholders granted KongZhong Beijing an exclusive option to acquire all of his or her interest in Wuhan Chengxitong at the lower price of (i) the lowest price permitted by the then PRC law or (ii) the amount of the audited net assets of Wuhan

Chengxitong. The term of this agreement is until the date all of the equity interests in Wuhan Chengxitong have been purchased by KongZhong Beijing.
     Yang Li and Guijun Wang, the shareholders of BJXR, entered into an exclusive option agreement with Beijing Anjian Xingye on January 28, 2006, pursuant to which each of these shareholders granted Beijing Anjian Xingye an exclusive option to acquire all of his or her interest in BJXR at the lowest price permitted by the then PRC law. The term of this agreement is until the date all of the equity interests in BJXR have been purchased by Beijing Anjian Xingye.
     Exclusive Technical and Consulting Services Agreements. Beijing AirInbox entered into an exclusive technical and consulting services agreement with KongZhong Beijing on March 31, 2004, pursuant to which KongZhong Beijing will provide ongoing technical and consulting services to Beijing AirInbox on an exclusive basis. The services to be provided under the agreement include, among others, network and web site design and maintenance, research and development and consulting on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of Beijing AirInbox for such quarter. KongZhong Beijing may partially waive any quarterly payment as long as (i) the cash and cash equivalents owned by Beijing AirInbox is below $12.1 million (RMB98 million) and (ii) the payment of service fees by AirInbox is no less than $0.6 million (RMB5 million) for such quarter. The term of this agreement is for 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option.
     On February 25, 2005, Beijing AirInbox entered into an exclusive technical and consulting services agreement with KongZhong Beijing pursuant to which KongZhong Beijing agreed to provide technical and consulting services to Beijing AirInbox from January 1, 2005 to February 28, 2005, for a fee of RMB10 million, or $1,239,127. On March 31, 2005, Beijing AirInbox entered into an exclusive technical and consulting services agreement with KongZhong Beijing pursuant to which KongZhong Beijing agreed to provide technical and consulting services to Beijing AirInbox from March 1, 2005 to March 31, 2005 for a fee of RMB30 million, or $3,717,380. On May 25, 2005, AirInbox entered into an exclusive technical and consulting services agreement with KongZhong Beijing pursuant to which KongZhong Beijing agreed to provide technical and consulting services to Beijing AirInbox from April 1, 2005 to May 31, 2005 for a fee of RMB25 million, or $3,097,817. On June 30, 2005, Beijing AirInbox entered into an exclusive technical and consulting services agreement with KongZhong Beijing pursuant to which KongZhong Beijing agreed to provide technical and consulting services to Beijing AirInbox from May 1, 2005 to June 30, 2005, for a fee of RMB27 million, or $3,345,641. On July 29, 2005, Beijing AirInbox entered into an exclusive technical and consulting services agreement with KongZhong Beijing pursuant to which KongZhong Beijing agreed to provide technical and consulting services to Beijing AirInbox from July 1, 2005 to July 31, 2005 for a fee of RMB15 million, or $1,858,690. On September 30, 2005, Beijing AirInbox entered into an exclusive technical and consulting services agreement with KongZhong Beijing pursuant to which KongZhong Beijing agreed to provide technical and consulting services to Beijing AirInbox from August 1, 2005 to September 30, 2005, for a fee of RMB24 million, or $2,973,903. On December 31, 2005, Beijing AirInbox entered into an exclusive technical and consulting services agreement with KongZhong Beijing pursuant to which KongZhong Beijing agreed to provide technical and consulting services to Beijing AirInbox from October 1, 2005 to December 31, 2005 for a fee of RMB6 million, or $743,476. On February 28, 2006, AirInbox entered into an exclusive technical and consulting services agreement with KongZhong Beijing pursuant to which KongZhong Beijing agreed to provide technical and consulting services to Beijing AirInbox from January 1, 2006 to February 28, 2006 for a fee of RMB5 million, or $619,563.
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

     Beijing WINT entered into an exclusive technical and consulting services agreement with KongZhong Beijing on February 17, 2005, pursuant to which KongZhong Beijing will provide certain technical and consulting services to Beijing WINT on an exclusive basis. The services to be provided under the agreement include, among others, network and web site design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated monthly, based on a certain percentage of the revenues of Beijing WINT for such month. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law.
     Wuhan Chengxitong entered into an exclusive technical and consulting services agreement with KongZhong Beijing on November 21, 2005, pursuant to which KongZhong Beijing will provide certain technical and consulting services to Wuhan Chengxitong on an exclusive basis. The services to be provided under the agreement include, among others, network and web site design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated monthly, based on a certain percentage of the revenues of Wuhan Chengxitong for such month. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law.
     BJXR entered into an exclusive technical and consulting services agreement with Beijing Anjian Xingye on January 26, 2006, pursuant to which Beijing Anjian Xingye will provide certain technical and consulting services to BJXR on an exclusive basis. The services to be provided under the agreement include, among others, network and web site design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of BJXR. The term of the agreement is until Beijing Anjian Xingye is dissolved according to PRC law or elects to terminate the agreement.
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

     Yang Li and Xuelei Wu, the shareholders of Wuhan Chengxitong, entered into an equity pledge agreement with KongZhong Beijing on November 21, 2005. Pursuant to this agreement, each of these shareholders of Wuhan Chengxitong pledged all of his or her interest in Wuhan Chengxitong to KongZhong Beijing to guarantee the performance by Wuhan Chengxitong of its obligations under the exclusive and technical consulting services agreement, the business operation agreement and the option agreement dated November 21, 2005 among Wuhan Chengxitong and its shareholders and KongZhong Beijing. The term of this agreement is until all the obligations of Wuhan Chengxitong guaranteed under this agreement have been fully performed and Wuhan Chengxitong confirms the same in writing.
     Yang Li and Guijun Wang, the shareholders of BJXR, entered into an equity pledge agreement with Beijing Anjian Xingye on January 28, 2005. Pursuant to this agreement, each of these shareholders of BJXR pledged all of his or her interest in BJXR to Beijing Anjian Xingye to guarantee the performance by BJXR of its obligations under the exclusive and technical consulting services agreement and the business operation agreement dated January 26, 2006 and the option agreement dated January 28, 2006 among BJXR and its shareholders and Beijing Anjian Xingye. The term of this agreement is until all the obligations of BJXR guaranteed under this agreement have been fully performed and Beijing Anjian Xingye confirms the same in writing.
     Business Operation Agreements. Beijing AirInbox, its shareholders, Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, and KongZhong Beijing entered into an amended and restated business operation agreement on May 10, 2004. Pursuant to this agreement, Beijing AirInbox and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing AirInbox will not engage in any transactions which may have a material adverse effect on its assets, liabilities, equity or operations, including (i) lending to or assuming any obligations of a third party, (ii) selling or purchasing any assets or rights valued at more than $24,164 (RMB0.2 million), (iii) replacing or dismissing any directors or senior officers, (iv) incurring any security interest over its assets and intellectual property to any third party or assigning to any third party its rights or obligations under this agreement, (v) amending the articles of association or changing the business scope of Beijing AirInbox, and (vi) changing the normal operational process or amending any material internal guidelines of Beijing AirInbox. In addition, Beijing AirInbox and its shareholders will appoint the designees of KongZhong Beijing, who must be employees of KongZhong Beijing, as the directors, general manager and other senior officers of Beijing AirInbox. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing full power and authority to exercise all of the respective shareholder’s rights in Beijing AirInbox. The term of this agreement is for 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option. In addition, according to a letter agreement between KongZhong Beijing and us, determination of any designees by KongZhong Beijing must be approved by the majority of our board of directors.
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
     Wuhan Chengxitong, its shareholders, Yang Li, Xuelei Wu and KongZhong Beijing entered into a business operation agreement on November 21, 2005. Pursuant to this agreement, Pursuant to this agreement, Wuhan Chengxitong and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Wuhan Chengxitong will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including (i) conducting any business that is beyond normal business operations, (ii) lending to or assuming any obligations of a third party, (iii) replacing or dismissing any directors or senior officers, (iv) selling or purchasing any assets or rights valued at more than $24,164 (RMB0.2 million), (v) incurring any security interest over its assets and intellectual property on behalf of any third party, (vi) amending the articles of association or changing the business scope of Wuhan Chengxitong, (vii) changing the normal operations or amending any material internal guidelines of Wuhan Chengxitong, and (viii) assigning any rights and obligations under this agreement to any third party. In addition, Wuhan Chengxitong and its shareholders will appoint the designees of KongZhong Beijing as directors, general manager and other senior officers of Wuhan Chengxitong. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing full power and authority to exercise all of the respective shareholder’s rights in Wuhan Chengxitong. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law or until KongZhong Beijing shall terminate the agreement by issuing written notice 30 days prior to the date of termination.
     BJXR, its shareholders, Yang Li and Guijun Wang, and Beijing Anjian Xingye entered into a business operation agreement on January 26, 2006. Pursuant to this agreement, BJXR and its shareholders agreed that, without the prior written consent of Beijing Anjian Xingye or its designees, BJXR will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including (i) conducting any business that is beyond normal business operations, (ii) lending to or assuming any obligations of a third party, (iii) replacing or dismissing any directors or senior officers, (iv) selling or purchasing any assets or rights valued at more than $24,164 (RMB0.2 million), (v) incurring any security interest over its assets and intellectual property on behalf of any third party, (vi) amending the articles of association or changing the business scope of BJXR, (vii) changing the normal operations or amending any material internal guidelines of BJXR, and (viii) assigning any rights and obligations under this agreement to any third party. In addition, BJXR and its shareholders will appoint the designees of Beijing Anjian Xingye as directors, general manager and other senior officers of BJXR. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of Beijing Anjian Xingye full power and authority to exercise all of the respective shareholder’s rights in BJXR. The term of the agreement is until Beijing Anjian Xingye is dissolved according to PRC law or until Beijing Anjian Xingye shall terminate the agreement by issuing written notice 30 days prior to the date of termination.
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
     Each of Yang Yang, Linguang Wu and Guijun Wang, the shareholders of Beijing WINT, executed an irrevocable power of attorney on March 1, 2005, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing WINT.
     Each of Yang Li and Xuelei Wu, the shareholders of Wuhan Chengxitong, executed an irrevocable power of attorney on November 21, 2005, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Wuhan Chengxitong.
     Each of Yang Li and Guijun Wang, the shareholders of BJXR, executed an irrevocable power of attorney on January 26, 2006, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in BJXR.
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
Item 8. Financial Information
     See “Item 18— Financial Statements”.
Item 9. The Offer and Listing

Market and Share Price Information
     Our ADSs, each representing 40 of our ordinary shares, have been listed on Nasdaq since July 9, 2004. Our ADSs trade under the symbol “KONG”. Nasdaq is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States.
     The high and low closing prices of our ADSs on Nasdaq since listing are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2004(1)	11.97	5.329
2005	14.48	6.80

Quarterly:
Third Quarter, 2004(1)	10.10	5.329
Fourth Quarter, 2004	11.97	6.66
First Quarter, 2005	10.36	7.32
Second Quarter, 2005	9.89	6.80
Third Quarter, 2005	14.08	9.02
Fourth Quarter, 2005	14.48	10.78
First Quarter, 2006	15.04	11.05

Monthly
December 2005	12.5	10.78
January 2006	15.04	12.50
February 2006	12.97	11.50
March 2006	13.21	11.05
April 2006	13.96	13.08
May 2006	14.09	11.39
June 2006 (through June 12)	11.79	10.51

(1)	Our ADSs commenced trading on Nasdaq on July 9, 2004.
Item 10. Additional Information
Share Capital
     Not applicable.
Memorandum and Articles of Association
     On September 6, 2005, our shareholders Annual General Meeting voted to amend our Articles of Association to (i) set a three-year term for directors, whose terms previously had not been limited by the Articles of Association, (ii) create a board with three classes of directors, (iii) authorize the board to appoint directors in addition to the existing directors, up to a total of 11 directors, and (iv) allow shareholders to remove any director during his term only for negligence or other reasonable cause. The shareholders Annual General Meeting also voted to amend our Articles of Association to authorize the board of directors to cause us to repurchase our own shares from time to time. These amendments may have the effect of delaying, deferring or preventing a change of control of our company.
     The section entitled “Description of Share Capital” contained in our registration statement on Form F-1 (File No. 333-116172) is incorporated herein by reference.

Material Contracts
     Other than the contracts described in “Item 4— Information on the Company— Our Investments and Acquisitions” and “Item 7— Major Shareholders and Related Party Transactions”, we and our operating companies have not entered into any material contracts that are not in the ordinary course of business within the two years preceding the date of this annual report.
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
United States Taxation
     This section describes the material United States federal income tax consequences to a U.S. holder (as defined below) of the acquisition, ownership and disposition of our ADSs. It applies to you only if you hold your ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
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
Taxation of Dividends
     Under the United States federal income tax laws, and subject to the PFIC rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States.
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
Taxation of Capital Gains
     Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.
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

Dividends and Paying Agents
     Not applicable.
Statement by Experts.
     Not applicable.
Documents on Display
     You can read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.
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
Foreign Currency Risk
     While our reporting currency is the U.S. dollar, the majority of our revenues, costs and liabilities are denominated in Renminbi. As of December 31, 2005, about 40% of our asserts were denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi.
     The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. dollars has generally been stable. However, on July 21, 2005, the People’s Bank of China shifted to a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. Although daily fluctuations of the Renminbi against the basket of currencies are limited to 0.3% per day, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. We cannot guarantee that the Renminbi will not be permitted to enter into a full float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Because we receive substantially all of our revenues in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.
     Recently, the government of the PRC has been under international pressure to revalue the Renminbi in order to encourage Chinese imports of foreign products. Because we receive substantially all of our revenues in Renminbi, any fluctuation in the exchange rate between U.S. dollars and Renminbi will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms. See “Item 3— Risk Factors— Risks Relating to the People’s Republic of China— Fluctuation of the Renminbi could materially affect the value of our ADSs”.
     We have experienced de minimis foreign exchange gains or losses to date. We do not engage in any hedging activities, and may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.
Inflation
     In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business since our inception. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.8% and 3.9% in 2005 and 2004, respectively.
Item 12. Description of Securities Other than Equity Securities
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Material Modifications to the Rights of Security Holders
     On September 6, 2005, our shareholders Annual General Meeting voted to amend our Articles of Association to (i) set a three-year term for directors, whose terms previously had not been limited by the Articles of Association, (ii) create a board with three classes of directors, (iii) authorize the board to appoint directors in addition to the existing directors, up to a total of 11 directors, and (iv) allow shareholders to remove any director during his term only for negligence or other reasonable cause. The shareholders Annual General Meeting also voted to amend our Articles of Association to authorize the board of directors to cause us to repurchase our own shares from time to time. These amendments may have the effect of delaying, deferring or preventing a change of control of our company.
Use of Proceeds
     The following “Use of Proceeds” information relates to our registration statement on Form F-1 (File No. 333-116172) filed by us in connection with our initial public offering. The registration statement became effective on July 8, 2004.
     The net proceeds to us from our initial public offering, after deducting fees and expenses, was $73,434,703. As of February 28, 2006, we have spent $8.4 million of the net proceeds to expand our business through acquisitions and $2.5 million on general corporate purposes. We are continuously examining opportunities to expand our business through acquisitions, and anticipate that the remaining $62,534,703 of the proceeds from our initial public offering may be used to fund additional acquisition activities. The following table sets forth our use of the net proceeds of our initial public offering as of February 28, 2006:

Use of Proceeds	Amount (US$ ‘000)
Acquisition of or investment in other businesses	8,400
General corporate purposes	2,500
Item 15. Controls and Procedures
Disclosure Controls and Procedures
     Our chief executive officer, president and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this annual report. They have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries.
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

Item 16A. Audit Committee Financial Expert
     On June 21, 2005, our board of directors accepted the resignation of Fan Zhang as a director, effective July 1, 2005, and elected Hanhui Sun to take his place and become the third member of the audit committee, also effective July 1, 2005. Our board determined that Mr. Sun is an audit committee financial expert within the meaning of the U.S. securities laws.
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
Item 16C. Principal Accountant Fees and Services
     Deloitte Touche Tohmatsu has served as our independent public accountant for each of the fiscal years ending on December 31, 2003, December 31, 2004, and December 31, 2005, for which audited financial statements appear in this annual report on Form 20-F. The auditor is elected annually by our shareholders at the Annual General Meeting. The audit committee will propose to our shareholders at the 2006 Annual General Meeting that Deloitte Touche Tohmatsu be elected as our auditor for fiscal 2006.
Audit Fees
     The aggregate fees billed in each of 2005 and 2004 for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were $0.2 million and $0.1 million, respectively.
Audit-Related Fees
     The aggregate fees billed in each of 2005 and 2004 for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were $1,542 and $549, respectively.
Tax Fees
     We did not enter into any engagement in 2005 or 2004 for professional services rendered by our principal accountant for tax compliance, tax advice or tax planning.
All Other Fees
     The aggregate fees billed in each of 2005 and 2004 for products and services provided by our principal accountant, other than the services reported above under the captions “Audit Fees”, “Audit-Related Fees” and “Tax Fees”, were $0 and $0, respectively.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     In 2005, neither we nor any affiliated purchasers made any purchases of our ordinary shares.

PART III
Item 17. Financial Statements
     We have elected to provide financial statements and related information specified in Item 18.
Item 18. Financial Statements
     See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.
Item 19. Exhibits

Exhibit
Number		Description of Exhibit
1.1		Amended and Restated Articles of Association.

2.1	(1)	Specimen of share certificate.

2.2	(2)
Form of Deposit Agreement among the registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts thereunder, including the form of American Depositary Receipt.

4.1	(1)	Shareholders Agreement.

4.2	(1)	Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004.

4.3	(1)	Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004.

4.4	(1)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.

4.5		Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated February 25, 2005.

4.6		Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2005.

4.7		Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 25, 2005.

4.8		Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated June 30, 2005.

4.9		Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 29, 2005.

4.10		Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated September 30, 2005.

4.11		Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated December 31, 2005.

Exhibit
Number		Description of Exhibit
4.12		Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated February 28, 2006.

4.13	(1)	Amended and Restated Trademark License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 10, 2004.

4.14	(1)	Domain Name License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.

4.15	(1)
Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang, dated May 10, 2004.

4.16	(1)	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang, dated May 10, 2004.

4.17	(1)	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang, dated May 10, 2004.

4.18	(1)	Amended and Restated Power of Attorney by Songlin Yang, dated May 10, 2004 (with schedule).

4.19	(1)	Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.

4.20	(1)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.21	(1)	Amended and Restated Trademark License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated May 10, 2004.

4.22	(1)	Domain Name License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.23	(1)	Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Boya Wuji Technologies Co., Ltd., Yunfan Zhou and Zhen Huang, dated March 31, 2004.

4.24	(1)	Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Boya Wuji Technologies Co., Ltd., Yunfan Zhou and Zhen Huang, dated March 31, 2004.

4.25	(1)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yunfan Zhou and Zhen Huang, dated March 31, 2004.

4.26	(1)	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.

4.27		Cooperation Agreement on MonternetTM WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated April 11, 2005.

4.28		Cooperation Agreement on MonternetTM WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., undated but signed in January 2006.

4.29
Cooperation Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated August 10, 2005.

Exhibit
Number		Description of Exhibit
4.30	(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated May 27, 2004.

4.31	(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 27, 2004.

4.32		Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated February 25, 2005.

4.33		Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated February 25, 2005.

4.34		Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 31, 2005.

4.35	(1)	Form of Employment Agreement.

4.36	(1)	Form of Non-Compete Agreement.

4.37	(3)	Capital Contribution Transfer Agreement among Beijing AirInbox Information Technologies Co., Ltd., Zhen Huang and Yunfan Zhou, dated January 19, 2005

4.38		Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Li Yang, Wu Xuelei and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.39
Share Purchase Agreement among KongZhong Corporation, Wang Gui Jun, Li Yang, Sharp Edge Group Limited, Anjian Xingye Technology (Beijing) Company Limited, Beijing Xinrui Network Technology Company Limited, the Xinrui Shareholders, Ho Chi Sing, Sun Jing Ye and An Li, dated January 26, 2006.

4.40		Exclusive Technical and Consulting Services Agreement among Anjian Xingye Technology (Beijing) Company Limited and Beijing Xinrui Network Technology Company Limited, dated January 26, 2006.

4.41		Share Disposition Agreement among Anjian Xingye Technology (Beijing) Company Limited, Wang Guijun and Li Yang, dated January 28, 2006.

4.42		Share Pledge Agreement among Anjian Xingye Technology (Beijing) Company Limited, Wang Guijun and Li Yang, dated January 26, 2006.

4.43		Business Operations Agreement among Anjian Xingye Technology (Beijing) Company Limited, Beijing Xinrui Network Technology Company Limited, Wang Guijun and Li Yang, dated January 26, 2006.

4.44		Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.45		Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.46		Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.47
Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Linguang Wu and Guijun Wang dated February 28, 2005.

Exhibit
Number	Description of Exhibit
4.48
Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Wireless Interactive Network Technologies Co., Ltd., dated February 28, 2005.

4.49
Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Linguang Wu and Guijun Wang dated February 28, 2005.

4.50
Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Linguang Wu and Guijun Wang, dated February 28, 2005.

4.51	Lease Agreement between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 16, 2006.

4.52
Supplemental Agreement No. 1 to the Premises Lease Agreement No. TD0196 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.53
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0154 among Beijing Gaoling Estate Development Co. Ltd., Beijing AirInbox Information Technologies Co. Ltd. and Kongzhong (China) Co. Ltd., dated April 16, 2006.

4.54
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0155 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.55
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0175 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.56
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0130 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.57
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0131 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.58
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0154 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

8.1	List of significant subsidiaries.

11.1 (3)	Code of Business Conduct and Ethics.

12.1	CEO Certification pursuant to Rule 13a – 14(a).

12.2	CFO Certification pursuant to Rule 13a – 14(a).

13.1	CEO Certification pursuant to Rule 13a – 14(b).

Exhibit
Number	Description of Exhibit
13.2	CFO Certification pursuant to Rule 13a – 14(b).

23.1	Consent of Llinks Law Office.

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.3	Consent of Analysys International.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation as filed with the SEC on June 28, 2005 and incorporated herein by reference thereto.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: June 16, 2006

KongZhong Corporation
By:	/s/ Yunfan Zhou
	Name:	Yunfan Zhou
	Title:	Chief Executive Officer

EXHIBITS

Number	Description of Exhibit
1.1	Amended and Restated Articles of Association.

2.1(1)	Specimen of share certificate.

2.2(2)	Form of Deposit Agreement among the registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts thereunder, including the form of American Depositary Receipt.

4.1(1)	Shareholders Agreement.

4.2(1)	Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004.

4.3(1)	Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004.

4.4(1)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.

4.5	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated February 25, 2005.

4.6	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2005.

4.7	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 25, 2005.

4.8	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated June 30, 2005.

4.9	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 29, 2005.

4.10	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated September 30, 2005.

4.11	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated December 31, 2005.

4.12	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated February 28, 2006.

4.13(1)	Amended and Restated Trademark License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 10, 2004.

4.14(1)	Domain Name License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.

Number	Description of Exhibit
4.15(1)	Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang, dated May 10, 2004.

4.16(1)	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang, dated May 10, 2004.

4.17(1)	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yang Cha, Songlin Yang, Yunfan Zhou and Zhen Huang, dated May 10, 2004.

4.18(1)	Amended and Restated Power of Attorney by Songlin Yang, dated May 10, 2004 (with schedule).

4.19(1)	Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.

4.20(1)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.21(1)	Amended and Restated Trademark License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated May 10, 2004.

4.22(1)	Domain Name License Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.23(1)	Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Boya Wuji Technologies Co., Ltd., Yunfan Zhou and Zhen Huang, dated March 31, 2004.

4.24(1)	Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Boya Wuji Technologies Co., Ltd., Yunfan Zhou and Zhen Huang, dated March 31, 2004.

4.25(1)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Yunfan Zhou and Zhen Huang, dated March 31, 2004.

4.26(1)	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.

4.27	Cooperation Agreement on MonternetTM WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated April 11, 2005.

4.28	Cooperation Agreement on MonternetTM WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., undated but signed in January 2006.

4.29	Cooperation Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated August 10, 2005.

4.30(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated May 27, 2004.

Number	Description of Exhibit
4.31(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 27, 2004.

4.32	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated February 25, 2005.

4.33	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated February 25, 2005.

4.34	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 31, 2005.

4.35(1)	Form of Employment Agreement.

4.36(1)	Form of Non-Compete Agreement.

4.37(3)	Capital Contribution Transfer Agreement among Beijing AirInbox Information Technologies Co., Ltd., Zhen Huang and Yunfan Zhou, dated January 19, 2005.

4.38	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Li Yang, Wu Xuelei and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.39	Share Purchase Agreement among KongZhong Corporation, Wang Gui Jun, Li Yang, Sharp Edge Group Limited, Anjian Xingye Technology (Beijing) Company Limited, Beijing Xinrui Network Technology Company Limited, the Xinrui Shareholders, Ho Chi Sing, Sun Jing Ye and An Li, dated January 26, 2006.

4.40	Exclusive Technical and Consulting Services Agreement among Anjian Xingye Technology (Beijing) Company Limited and Beijing Xinrui Network Technology Company Limited, dated January 26, 2006.

4.41	Share Disposition Agreement among Anjian Xingye Technology (Beijing) Company Limited, Wang Guijun and Li Yang, dated January 28, 2006.

4.42	Share Pledge Agreement among Anjian Xingye Technology (Beijing) Company Limited, Wang Guijun and Li Yang, dated January 26, 2006.

4.43	Business Operations Agreement among Anjian Xingye Technology (Beijing) Company Limited, Beijing Xinrui Network Technology Company Limited, Wang Guijun and Li Yang, dated January 26, 2006.

4.44	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.45	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.46	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

Number	Description of Exhibit
4.47	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Linguang Wu and Guijun Wang dated February 28, 2005.

4.48	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Wireless Interactive Network Technologies Co., Ltd., dated February 28, 2005.

4.49	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Linguang Wu and Guijun Wang dated February 28, 2005.

4.50	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Linguang Wu and Guijun Wang, dated February 28, 2005.

4.51	Lease Agreement between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 16, 2006.

4.52	Supplemental Agreement No. 1 to the Premises Lease Agreement No. TD0196 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.53	Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0154 among Beijing Gaoling Estate Development Co. Ltd., Beijing AirInbox Information Technologies Co. Ltd. and Kongzhong (China) Co. Ltd., dated April 16, 2006.

4.54	Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0155 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.55	Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0175 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.56	Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0130 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.57	Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0131 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.58	Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0154 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

8.1	List of significant subsidiaries.

11.1(3)	Code of Business Conduct and Ethics.

Number	Description of Exhibit
12.1	CEO Certification pursuant to Rule 13a – 14(a).

12.2	CFO Certification pursuant to Rule 13a – 14(a).

13.1	CEO Certification pursuant to Rule 13a – 14(b).

13.2	CFO Certification pursuant to Rule 13a – 14(b).

23.1	Consent of Llinks Law Office.

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.3	Consent of Analysys International.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation as filed with the SEC on June 28, 2005 and incorporated herein by reference thereto.

KONGZHONG CORPORATION
Report of Independent Registered Public Accounting
Firm and Consolidated Financial Statements
For the years ended December 31, 2003, 2004 and 2005

KONGZHONG CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
KONGZHONG CORPORATION
We have audited the accompanying consolidated balance sheets of KongZhong Corporation and its subsidiaries (the “Company”) as of December 31, 2003, 2004 and 2005 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the three years ended December 31, 2003, 2004 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003, 2004 and 2005 and the results of its operations and its cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, China
April 18, 2006

KONGZHONG CORPORATION
CONSOLIDATED BALANCE SHEETS
(In US dollars, except share amounts)

	December 31,
	2003	2004	2005
Assets

Current assets
Cash and cash equivalents	$3,742,607	$90,714,082	$117,141,539
Accounts receivable net of allowance of $Nil as of December 31, 2003, 2004 and 2005	1,703,864	10,198,786	10,833,931
Prepaid expenses and other current assets	198,286	719,654	1,657,666

Total current assets	5,644,757	101,632,522	129,633,136
Long-term investment	—	—	500,000
Rental deposits	74,234	256,025	403,992
Property and equipment, net	848,461	2,484,192	3,116,368
Goodwill	—	—	1,169,099
Acquired intangible assets, net	—	—	260,577

Total assets	$6,567,452	$104,372,739	$135,083,172

Liabilities and shareholders’ equity

Current liabilities
Accounts payable	$563,615	$2,498,617	$3,995,069
Accrued expenses and other current liabilities	393,682	1,898,776	7,002,662
Income tax payable	—	—	287,551
Due to a related party	90,000	46,203	—

Total current liabilities	$1,047,297	$4,443,596	$11,285,282

Minority interest	$—	$120,815	$24,165
Series B redeemable convertible preferred shares, net of issuance costs of $30,000 ($0.0000005 par value; 350,000,000 shares authorized, 350,000,000, Nil and Nil issued and outstanding in 2003, 2004 and 2005 respectively)	$2,970,025	$—	$—

Commitment and contingency (Note 16)
Shareholders’ equity
Series A convertible preferred shares ($0.0000005 par value; 231,000,000 shares authorized, 231,000,000, Nil and Nil shares issued and outstanding in 2003, 2004 and 2005, respectively)	$115	$—	$—
Ordinary shares ($0.0000005 par value; 999,419,000,000 shares authorized, 469,000,000, 1,371,600,000 and 1,384,523,600 shares issued and outstanding in 2003, 2004 and 2005, respectively)	235	685	692
Additional paid-in capital	826,035	79,206,751	78,807,550
Deferred share-based compensation	(189,086)	(1,682,643)	(633,148)
Accumulated other comprehensive (loss) income	(1,431)	12	1,140,822
Retained earnings	1,914,262	22,283,523	44,457,809

Total shareholders’ equity	2,550,130	99,808,328	123,773,725

Total liabilities and shareholders’ equity	$6,567,452	$104,372,739	$135,083,172

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In US dollars, except share amounts)

	For the year ended December 31,
	2003	2004	2005
Gross revenues	$7,806,689	$47,969,217	$77,752,823
Cost of revenues	(2,283,972)	(15,704,767)	(31,323,123)

Gross profit	5,522,717	32,264,450	46,429,700

Operating expenses
Product development (including amortization of deferred stock compensation of $13,229, $125,777 and $123,849 for 2003, 2004 and 2005, respectively)	1,382,732	4,483,393	8,530,745
Selling and marketing (including amortization of deferred stock compensation of $8,389, $59,506 and $76,276 for 2003, 2004 and 2005, respectively)	849,837	3,287,874	5,389,837
General and administrative (including amortization of deferred stock compensation of $368, $297,483 and $147,673 for 2003, 2004 and 2005, respectively)	883,003	4,704,658	7,607,015
Class action lawsuit settlement including related legal expenses	—	—	4,843,417

Total operating expenses	3,115,572	12,475,925	26,371,014

Income from operations	2,407,145	19,788,525	20,058,686

Other (expenses) income, net	—	(23,938)	6,493
Interest income, net	991	604,674	2,639,531

Net income before income taxes	2,408,136	20,369,261	22,704,710
Income taxes expense — current	—	—	530,424

Net income	$2,408,136	$20,369,261	$22,174,286

Net income per share, basic	$0.01	$0.02	$0.02

Net income per share, diluted	$0.00	$0.02	$0.02

Shares used in calculating basic net income per share	469,000,000	903,010,929	1,377,102,380

Shares used in calculating diluted net income per share	1,094,824,434	1,250,640,982	1,424,683,570

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE (LOSS) INCOME
(In US dollars, except share amounts)

							Accumulated
	Series A convertible				Additional	Deferred	other		Total
	preferred shares		Ordinary shares		paid-in	share-based	comprehensive	Retained	shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	capital	compensation	(loss) income	earnings	equity	income
Balance as of January 1, 2003	231,000,000	$115	469,000,000	$235	$551,842	$—	$(2,046)	$(493,874)	$56,272
Stock options issued to consultants	—	—	—	—	63,121	—	—	—	63,121	$—
Deferred stock-based compensation	—	—	—	—	211,072	(211,072)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	21,986	—	—	21,986	—
Foreign currency translation adjustments	—	—	—	—	—	—	615	—	615	615
Net income	—	—	—	—	—	—	—	2,408,136	2,408,136	2,408,136

Balance as of December 31, 2003	231,000,000	115	469,000,000	235	826,035	(189,086)	(1,431)	1,914,262	2,550,130	$2,408,751

Issuance of ordinary shares upon initial public offering, net of issuance costs of $6,565,297	—	—	320,000,000	160	73,434,123	—	—	—	73,434,283	$—
Conversion of the Series A convertible preferred shares upon initial public offering	(231,000,000)	(115)	231,000,000	115	—	—	—	—	—	—
Conversion of the Series B redeemable convertible preferred shares upon initial public offering	—	—	350,000,000	175	2,969,850	—	—	—	2,970,025	—
Issuance of ordinary shares upon exercise of options	—	—	1,600,000	—	420	—	—	—	420	—
Reversal of deferred stock compensation for employee terminations	—	—	—	—	(229,337)	229,337	—	—	—	—
Deferred stock-based compensation	—	—	—	—	2,205,660	(2,205,660)	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	482,766	—	—	482,766	—
Foreign currency translation adjustments	—	—	—	—	—	—	1,443	—	1,443	1,443
Net income	—	—	—	—	—	—	—	20,369,261	20,369,261	20,369,261

Balance as of December 31, 2004	—	—	1,371,600,000	685	79,206,751	(1,682,643)	12	22,283,523	99,808,328	$20,370,704

Issuance of ordinary shares upon exercise of non-employee options	—	—	1,000,000	1	53,578	—	—	—	53,579	$—
Issuance of ordinary shares upon exercise of employee options	—	—	11,923,600	6	248,918	—	—	—	248,924	—
Reversal of deferred stock compensation for employee terminations	—	—	—	—	(701,697)	701,697	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	347,798	—	—	347,798	—
Foreign currency translation adjustments	—	—	—	—	—	—	1,140,810	—	1,140,810	1,140,810
Net income	—	—	—	—	—	—	—	22,174,286	22,174,286	22,174,286

Balance as of December 31, 2005	—	$—	1,384,523,600	$692	$78,807,550	$(633,148)	$1,140,822	$44,457,809	$123,773,725	$23,315,096

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION
CONSOLIDATED CASH FLOW STATEMENTS
(In US dollars)

	For the year ended December 31,
	2003	2004	2005
Operating activities
Net income	$2,408,136	$20,369,261	$22,174,286
Adjustments to reconcile net income to net cash provided by operating activities Amortization of deferred share-based compensation	21,986	482,766	347,798
Stock options issued to consultants	63,121	—	—
Depreciation and amortization	266,539	793,749	1,825,481
Loss (gain) on disposal of property and equipment	—	743	(1,900)
Changes in operating assets and liabilities
Accounts receivable, net	(1,571,537)	(8,494,922)	(447,849)
Prepaid expenses and other current assets	(126,532)	(521,368)	(957,170)
Rental deposits	(74,234)	(181,791)	(147,921)
Accounts payable	540,160	1,935,002	1,236,716
Accrued expenses and other current liabilities	347,096	1,505,094	5,300,035
Income tax payable	—	—	287,551
Due to a related party	85,000	(43,797)	(48,070)

Net cash provided by operating activities	1,959,735	15,844,737	29,568,957

Investing activities
Purchase of property and equipment	(863,959)	(2,432,604)	(2,147,819)
Purchases of subsidiaries, net of cash acquired	—	—	(1,434,627)
Purchase of long-term investment	—	—	(500,000)
Proceeds from disposal of property and equipment	—	2,381	743

Net cash used in investing activities	(863,959)	(2,430,223)	(4,081,703)

Financing activities
Proceeds from exercise of employee and non-employee share options	—	—	302,503
Increase (decrease) in minority interest	—	120,815	(96,650)
Proceeds from issuance of ordinary shares upon initial public offering, net of issuance costs	—	73,434,703	—

Net cash provided by financing activities	—	73,555,518	205,853

Effect of foreign exchange rate changes	615	1,443	734,350

Net increase in cash and cash equivalents	1,096,391	86,971,475	26,427,457
Cash and cash equivalents, beginning of year	2,646,216	3,742,607	90,714,082

Cash and cash equivalents, end of year	$3,742,607	$90,714,082	$117,141,539

Supplemental disclosures of cash flow information
Income taxes paid	$—	$—	$242,873

Interest paid	$—	$—	$—

Acquisition of subsidiaries:
Cash consideration	$—	$—	$1,671,988
Acquisition payable	$—	$—	$86,679

Total cash consideration	$—	$—	$1,758,667

Consideration satisfied by waiving receivables from former shareholders	$—	$—	$2,438,781

Non-cash investing activities:
Assets acquired (including cash of $237,361, intangible assets of $318,395 and goodwill of $1,169,099)	$—	$—	$1,769,476
Liabilities assumed	$—	$—	$(10,809)

Total consideration	$—	$—	$1,758,667

Non-cash financing activities:
Conversion of Series A convertible preferred shares and Series B redeemable convertible preferred shares into ordinary shares	$—	$2,970,140	$—

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

KongZhong Corporation (“KongZhong”) was incorporated under the laws of the Cayman Islands on May 6, 2002. KongZhong established two wholly foreign owned enterprises, KongZhong Information Technologies (Beijing) Co., Ltd. (“KongZhong Beijing”) and KongZhong (China) Corporation (“KongZhong China”), on July 29, 2002 and June 10, 2005, respectively, under the laws of the People’s Republic of China (the “PRC”). KongZhong and its consolidated entities (the “Company”) provide wireless interactive entertainment, media and community services to mobile phone users in the PRC and are specialized in the development, marketing and distribution of consumer wireless value-added services.

As of December 31, 2005, details of the Company’s majority-owned subsidiaries and variable interest entities are as follows:

			Shareholder/owner's
	Incorporated	Shareholder/	relationship
Name	date/place	Nominee Owner	with the Company	Ownership	Principal activities
				%
Subsidiaries of the Company:
KongZhong Beijing	July 29, 2002	KongZhong	—	100	Providing consulting
	PRC				and technology services

KongZhong China	June 10, 2005	KongZhong	—	100	Providing consulting
	PRC				and technology services

Variable interest entities (“VIE”):
Beijing AirInbox Information	April 4, 2002	Yang Cha	Employee	45	Providing wireless
Technologies Co., Ltd.	PRC	SonglinYang	Uncle of Nick Yang, President	42	value-added services
(“Beijing AirInbox”)		Yunfan Zhou	Chief Executive Officer	10	to mobile phone users
(Note (i))		Zhen Huang	Wife of Nick Yang, President	3

Beijing Boya Wuji Technologies	March 29, 2004	Beijing AirInbox	VIE	80	Providing wireless
Co., Ltd. (“Beijing Boya Wuji”)	PRC	Yunfan Zhou	Employee	10	value-added services
(Note (ii))		Zhen Huang	Wife of Nick Yang, President	10	to mobile phone users

Beijing Wireless Interactive	November 28, 2003	Yang Yang	Employee	40	Providing wireless
Network Technologies Co., Ltd.	PRC	Linguang Wu	Employee	30	value-added services
(“Beijing WINT”)		Guijun Wang	Employee	30	to mobile phone users
(Note (iii))

Wuhan Chengxitong Information	June 23, 2004	Yang Li	Employee	90	Providing wireless
Technology Company Limited	PRC	Xuelei Wu	Employee	10	value-added services
(“Wuhan Chengxitong”)					to mobile phone users
(Note (v))

Subsidiaries of VIE:
Tianjin Mammoth Technology	June 12, 2002	Beijing AirInbox	VIE	95	Mobile games
Co., Ltd. (“Tianjin Mammoth”)	PRC	Beijing WINT	VIE	5	developing
(Note (iv))

Beijing Shuziyuansu Advertising	September 21, 2005	Beijing Boya Wuji	VIE	75	Advertising
Co., Ltd. (“Beijing Shuziyuansu”)	PRC	Beijing WINT	VIE	25

Beijing Yidu Co., Ltd.	September 28, 2005	Beijing Boya Wuji	VIE	30	Entertainment
(“Beijing Yidu”)	PRC	Beijing WINT	VIE	70

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

Notes:
(i)	PRC regulations prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services. To comply with these regulations the Company conducts majority part of its activities through Beijing AirInbox, a variable interest entity established by KongZhong through nominated owners on April 4, 2002 with an initial operating period of 30 years. Beijing AirInbox provides wireless value-added services to PRC’s mobile phone users in the form of SMS, WAP, MMS, JavaTM, IVR and CRBT. Upon establishment Beijing AirInbox was legally owned directly by three PRC citizens nominated by KongZhong, Yunfan Zhou, the Company’s Chief Executive Officer, Songlin Yang, the uncle of Nick Yang, the Company’s President, and Leilei Wang, held 35%, 35% and 30%, respectively, of Beijing AirInbox’s total outstanding shares. In September 2003, Leilei Wang transferred his 30% equity interest in Beijing AirInbox to Yunfan Zhou and Zhen Huang, the wife of Nick Yang, in portions of 15% each. In April 2004, the registered capital of Beijing AirInbox was increased from $0.3 million (RMB2 million) to $1.2 million (RMB10 million). The increased registered capital was contributed from Songlin Yang and Yang Cha, a PRC citizen and employee of the Company, for $0.4 million (RMB3.5 million) and $0.5 million (RMB4.5 million), respectively.

In addition, the Company has extended an interest-free loan to the nominee shareholders ($241,546 had been loaned as of December 31, 2004 and 2005) to finance their investments in Beijing AirInbox. In April 2004, Yang Cha and Songlin Yang drew down the loans in the amount of $0.5 million and $0.4 million, respectively, for investment into Beijing AirInbox as contribution to the capital increase in Beijing AirInbox by Yang Cha and Songlin Yang. Principal terms of these loan agreements provide that (i) proceeds from the loans are to be used solely for the investment in Beijing AirInbox, (ii) the loans can only be repaid to the Company by transferring the shares of Beijing AirInbox to the Company, (iii) the shares of Beijing AirInbox cannot be transferred without the approval of the Company, (iv) the Company has the right to appoint all directors and senior management personnel of Beijing AirInbox, and (v) all shareholder rights including voting rights and rights to dividends are assigned to KongZhong Beijing. In addition, the Company has the right to require the transfer of the shares of Beijing AirInbox to the Company or any party designated by the Company, at any time, for the amount of the loan outstanding. Since the Company consolidates Beijing AirInbox, the loans to the registered shareholders and Yang Cha are treated as investments in Beijing AirInbox and are eliminated upon consolidation for all periods presented.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
(ii)	In March 2004, the Company established another variable interest entity, Beijing Boya Wuji, through nominated owners, with an operating period of 20 years. KongZhong Beijing entered into a series of contractual arrangements, pursuant to which Beijing Boya Wuji became the Company’s variable interest entity. Beijing Boya Wuji provides wireless value-added services to PRC’s mobile phone users in the form of SMS, WAP, MMS, JavaTM, IVR and CRBT and a license was obtained from the PRC government in April 2004. Upon establishment Beijing Boya Wuji was legally owned directly by two PRC citizens nominated by KongZhong, Yunfan Zhou and Zhen Huang held 50% and 50%, respectively, of Beijing Boya Wuji. The investment by these two individuals has been done through their personal funds with no loans provided by the Company. Accordingly, the investment amount of $120,815 has been included as a minority interest. In January 2005, 80% of the equity interest of Beijing Boya Wuji was transferred to Beijing AirInbox for an aggregate amount of RMB800,000 ($96,650).

(iii)	In February 2005, the Company completed the acquisition of all outstanding shares of Beijing WINT through nominated owners (see Note 3(a)), and entered into a series of contractual arrangements pursuant to which Beijing WINT, became the Company’s variable interest entity. Beijing WINT provides wireless value-added services to PRC’s Mobile phone users. Beijing WINT is legally owned directly by three PRC citizens nominated by KongZhong. As of December 2005, Yang Yang, Linguang Wu and Guijun Wang held 40%, 30% and 30% equity interest of Beijing WINT, respectively.

(iv)	On May 24, 2005, the Company’s VIE, Beijing AirInbox and Beijing WINT acquired 95% and 5%, respectively, of the outstanding equity interest of Tianjin Mammoth (see Note 3(b)).

(v)	In November 2005, the Company completed the acquisition of all outstanding shares of Wuhan Chengxitong through nominated shareholders (see Note 3(c)), and entered into a series of contractual arrangements pursuant to which Wuhan Chengxitong, became the Company’s variable interest entity. Wuhan Chengxitong provides wireless value-added services to the PRC’s mobile phone users. Wuhan Chengxitong is legally owned directly by two PRC citizens nominated by KongZhong. As of December 2005, Yang Li and Xuelei Wu held 90% and 10% equity interest of Wuhan Chengxitong.
As set out above, PRC regulations prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services. To comply with these regulations, KongZhong Beijing has entered into various operating agreements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and Wuhan Chengxitong (collectively the “VIE companies”), including Exclusive Technical and Consulting Services Agreements. Under these agreements, KongZhong Beijing provides technical and other services to the VIE companies in exchange for all their net income. As a collateral security for the prompt and complete performance of the obligations of the VIE companies, respective owners of VIE companies have entered into pledge agreements, pursuant to which they agreed to pledge all their rights and interests, including voting rights, in the VIE companies respectively in favor of KongZhong Beijing. Finally, KongZhong Beijing has the option to acquire the equity interests of the VIE companies for a purchase price equal to the respective capital of the VIE companies or such higher price as required under PRC laws at the time of such purchase.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

Through the contractual arrangements described above, KongZhong Beijing is the primary beneficiary of the VIE companies because the KongZhong Beijing holds all of the variable interests in the VIE companies either directly or through related parties.

In January 2003, the Financial Accounting Standard Board (“FASB”) issued Interpretation (“FIN”) No. 46, which required certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after December 15, 2003. In December 2003, the FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after March 15, 2004 unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ended December 31, 2003. However, the Company has elected to retroactively apply FIN 46 and consolidate its variable interest entity, Beijing AirInbox from its inception.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, KongZhong Beijing and KongZhong China, and its variable interest entities, Beijing AirInbox, Beijing WINT, Wuhan Chengxitong, Tianjin Mammoth, Beijing Shuziyuansu, Beijing Yidu and Beijing Boya Wuji. All inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased. Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include useful lives for property and equipment, purchase price allocation, accruals for revenue adjustments cost of revenues, other liabilities and share-based compensation expense. Actual results could differ from those estimates.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

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

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Computer and transmission equipment	3 years
Furniture and office equipment	3 years
Motor vehicles	3 years
Leasehold improvements	Over the shorter of the lease term or useful lives
Communication equipment	1 year
Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Goodwill — continued

SFAS No. 142 requires the Company to complete a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

As of December 31, 2005, the Company performed a goodwill impairment test by comparing the book value to the fair value of each reporting unit. Based on the Company’s assessment, there was no impairment issue and thus no impairment charge was recorded. In estimating the fair value of a reporting unit, the Company has taken into consideration the overall and industry economic conditions and trends, market risk of the Company and the historical information; and based on a present value of estimated future cash flows method. Going forward, the Company will continue to test goodwill for impairment on an annual basis (on December 31 every year) or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount.

The change in the carrying amount of goodwill for the year ended December 31, 2005 is as follows:

Balance as of January 1, 2005	—
Goodwill acquired during the year	$1,169,099

Balance as of December 31, 2005	$1,169,099

In 2005, the financial information reviewed by the chief operating decision maker, the Chief Executive Officer, is prepared and presented on a consolidated basis. Accordingly, the Company believes it has only one operating segment which is the consumer wireless value-added services. As a result, for the purpose of applying SFAS No. 142, goodwill was tested for impairment at the consolidated level as of December 31, 2005.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Acquired intangible assets, net

Acquired intangible assets with definite lives are amortized on a straight-line basis over their expected useful economic lives. Intangible assets with an indefinite useful life are not amortized and are subject to impairment test annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired. The Company periodically evaluates the recoverability of all intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.

Long-term investment

For investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost. The Company reviews the cost investments for impairment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Revenue recognition and cost of revenues

The Company’s revenues are primarily derived from entertainment-oriented wireless value-added services. Wireless value-added services revenues are derived from providing personalized interactive entertainment, media and community services primarily to mobile phone customers of China Mobile Communication Corporation and its various subsidiaries (“China Mobile” or the “Mobile Operator”). Fees, established by an arrangement with China Mobile and indicated in the message received on the mobile phone, for these services are charged on a transaction basis or on a monthly subscription basis, and vary according to the type of services delivered. The Company recognizes all revenues in the period in which the services are performed.

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

The Company measures its revenues based on the total amount paid by its customers, for which the Mobile Operator bills and collects on the Company’s behalf. Accordingly, the 15-50% service fee paid to the Mobile Operator is included in the cost of revenues. In addition, the Mobile Operator charges the Company transmission charges based on a per message fee which varies depending on the volume of the messages sent in the relevant month, multiplied by the excess messages sent over messages received. These transmission charges are likewise retained by the Mobile Operator, and are reflected as costs of revenues in the financial statements.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition and cost of revenues — continued

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

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

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

KongZhong has determined that the U.S. dollar is its functional and reporting currency. Accordingly, assets and liabilities are translated using exchange rates in effect at each year end and average exchange rates are used for the consolidated statements of operations. Translation adjustments resulting from translation of these consolidated financial statements are reflected as accumulated other comprehensive income included in the statement of shareholders’ equity.

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Company included aggregate amounts of RMB15,488,957, RMB140,049,263, and RMB395,359,503 at December 31, 2003, 2004 and 2005, respectively, which were denominated in RMB.

Product development expenses

Product development expenses consist primarily of compensation and related costs for employees associated with the development and programming of mobile data content and are expensed as incurred.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

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

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statement of shareholder’s equity.

Fair value of financial instruments

Financial instruments include cash and cash equivalents. The carrying values of cash and cash equivalents approximate their fair values due to their short-term maturities.

Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $52,922, $176,675 and $786,173 for the years ended December 31, 2003, 2004 and 2005, respectively, and have been included as part of selling and marketing expenses.

Share-based compensation

The Company grants stock options to its employees, external consultants or service advisors of the Company. The Company records a compensation charge for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for share-based awards to non-employees by recording a charge for the services rendered by the non-employees using the Black-Scholes option pricing model.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Share-based compensation — continued

Had compensation cost for options granted to employees under the Company’s stock option plan (the “Plan”) been determined based on the fair value at the grant dates, the Company’s pro forma net income would have been as follows:

	For the year ended December 31,
	2003	2004	2005
Net income as reported	$2,408,136	$20,369,261	$22,174,286
Add: Share-based compensation as reported	21,986	482,766	347,798
Less: Share-based compensation determined using the fair value method	(70,165)	(1,373,026)	(1,955,675)

Pro forma net income	$2,359,957	$19,479,001	$20,566,409

Basic net income per share
As reported	$0.01	$0.02	$0.02
Pro forma	$0.01	$0.02	$0.01
Diluted net income per share As reported	$0.00	$0.02	$0.02
Pro forma	$0.00	$0.02	$0.01
The fair value of each option grant and share granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	December 31,
Option grants	2003	2004	2005
Average risk-free rate of return	4.44%	2.43%	3.67%
Weighted average expected option life	4 years	2.844 years	2.581 years
Volatility rate	70%	75%	79%
Dividend yield	—	—	—
Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the year. Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss years as their effect would be anti-dilutive.

Segment reporting

The Company operates and manages its business as a single segment. The Company generates its revenues solely from mobile phone users in China, and accordingly, no geographical information is presented.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recently issued accounting standards

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The Company does not expect the adoption of SFAS No. 155 to have a material impact on its consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments are to be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, the Company is required to adopt SFAS No.123(R) effective January 1, 2006.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123(R) is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company believes that the impact that the adoption of SFAS No. 123(R) will have on its financial position or results of operations will approximate the magnitude of the share-based employee compensation cost disclosed in Note 2 pursuant to the disclosure requirements of SFAS No. 148.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Recently issued accounting standards — continued

In November 2005, the FASB issued FSP FAS No. 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards”, which provides a practical transition election related to accounting for the tax effects of share-based payment awards to employees. An entity must follow either the transition guidance for the APIC pool in SFAS No. 123R or the alternative transition method described in the FSP. The alternative method comprises a computational component that establishes a beginning balance of the APIC pool and a simplified method to determine the subsequent impact on the APIC pool of awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). The impact on the APIC pool of awards partially vested upon, or granted after, the adoption of SFAS No. 123(R) should be determined in accordance with the guidance in that statement. The FSP was effective November 10, 2005. As described in the FSP, an entity will be permitted to take up to one year to determine its transition alternatives to make its one-time election. The Company is currently evaluating the effect that the adoption of the FSP will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

In October 2005, the FASB issued FSP FAS No. 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)”, which provides clarification of the concept of mutual understanding between employer and employee with respect to the grant date of a share-based payment award. This FSP provides that a mutual understanding of the key terms and conditions of an award shall be presumed to exist on the date the award is approved by management if the recipient does not have the ability to negotiate the key terms and conditions of the award and those key terms and conditions will be communicated to the individual recipient within a relatively short time period after the date of approval. This guidance shall be applied upon initial adoption of SFAS No. 123(R). The Company is currently evaluating the effect that the adoption of the FSP will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of the correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 on January 1, 2006 to have a material impact on its results of operations and financial condition.

In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 in the fourth quarter of 2005 did not have a material impact on the Company’s results of operations and financial condition.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
3.	ACQUISITIONS
(a)	Beijing WINT

In February 2005, the Company completed the acquisition of all the outstanding shares of Beijing WINT for total cash consideration of $489,384 (RMB4,020,000), which has been fully paid in 2005. Beijing WINT provides wireless value-added services to the PRC’s mobile phone users. The Company completed the acquisition in order to strengthen its leadership position in WAP and in the long run diversify its revenue base. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The results of operations from the acquisition date have been included in the Company’s consolidated financial statements. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $975)	$17,798
Acquired intangible assets:
Agreement with Operator	1,160
License of service provider	7,249
Contracts with content providers	1,160
Subscriber list	1,002
Goodwill	461,015

Total	$489,384

(b)	Tianjin Mammoth

In May 2005, the Company, through its variable interest entities, Beijing AirInbox and Beijing WINT, acquired all the outstanding equity interest of Tianjin Mammoth Technology Company, for total cash consideration of $724,944 (RMB6,000,000), of which $675,379 has been paid in 2005 and the remaining balance of $49,565 will be paid in 2006. Tianjin Mammoth develops and sells its mobile game products in the PRC and Europe. The Company completed the acquisition to strengthen its game development capacity and acquire a stepping stone into the global mobile game market. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The results of operations from the acquisition date have been included in the Company’s consolidated financial statements. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $233,557)	$251,491
Acquired intangible assets:
Completed Product Technologies	289,978
Contracts with service providers	4,349
Goodwill	185,278
Liabilities assumed	(6,152)

Total	$724,944

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
3.	ACQUISITIONS — continued
(c)	Wuhan Chengxitong

On November 21, 2005, the Company acquired all the outstanding equity interest of Wuhan Chengxitong, for total cash consideration of $544,339 (RMB4,400,000), of which approximately $507,225 was paid in 2005 and the remaining balance of $37,114 was paid in January 2006. Wuhan Chengxitong provides wireless value-added services to PRC’s mobile phone users. The Company completed the acquisition in order to diversify its revenue base. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The results of operations from the acquisition date have been included in the Company’s consolidated financial statements. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $2,829)	$12,693
Acquired intangible assets:
Agreement with Operator	3,340
License of service provider	9,093
Contracts with content providers	1,064
Goodwill	522,806
Liabilities assumed	(4,657)

Total	$544,339

The purchase price allocation and intangible asset valuations for each of the acquisitions described above were based on a valuation analysis prepared by the Company or a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of Group shares approach. The Company has incorporated certain assumptions which include projected cash flows and replacement costs.

Pro forma

The following summarized unaudited pro forma results of operations for the years ended
December 31, 2004 and 2005 assuming that all significant acquisitions during the year ended December 31, 2005 occurred as of January 1, 2004 and 2005, respectively. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2004 and 2005, nor is it indicative of future operating results.

	For the year ended
	December 31,
	2004	2005
	(unaudited)	(unaudited)
Revenues	$48,059,959	$77,772,845
Net income	$20,293,127	$22,076,527
Income per share — basic	$0.02	$0.02

Income per share — diluted	$0.02	$0.02

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	At December 31,
	2003	2004	2005
Advance to suppliers	$35,125	$459,417	$888,251
Staff advances	40,907	71,958	380,421
Rental and other deposits	—	86,526	157,416
Interest receivables	—	51,834	89,580
Prepayments	33,286	49,919	65,093
Tax recoverable	88,968	—	—
Other current assets	—	—	76,905

	$198,286	$719,654	$1,657,666

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	At December 31,
	2003	2004	2005
Computer and transmission equipment	$837,467	$2,223,168	$3,715,856
Furniture and office equipment	104,962	254,413	770,173
Motor vehicles	101,024	437,697	511,618
Leasehold improvements	85,601	582,274	796,802
Communication equipment	27,256	87,797	197,559

	1,156,310	3,585,349	5,992,008
Less: accumulated depreciation and amortization	(307,849)	(1,101,157)	(2,875,640)

	$848,461	$2,484,192	$3,116,368

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
6.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	2005
	Gross		Net
	carrying	Accumulated	carrying	Amortization
	amount	amortization	amount	period
Agreement with Operators	$4,500	$(415)	$4,085	2-3 years
License of service provider	16,342	(2,266)	14,076	3 years
Contracts with content providers	2,224	(1,055)	1,169	1 year
Completed product technologies	289,978	(56,385)	233,593	3 years
Contracts with service providers	4,349	(2,537)	1,812	1 year
Subscriber list	1,002	(835)	167	1 year
Trademarks	8,840	(3,165)	5,675	1 year

Total	$327,235	$(66,658)	$260,577

Assuming no subsequent impairment of the acquired intangible assets recorded as of December 31, 2005, amortization expenses for the years ending December 31, 2006, 2007, 2008, 2009 and 2010 are $113,033, $104,024, $43,520, nil and nil.

There were no acquired intangible assets in 2003 and 2004.

KONGZHONG CORPORATION
7.	LONG-TERM INVESTMENT

		As of
	Percentage	December 31,
	of ownership	2005
	%	RMB
Cost investment	10	500,000

In March, 2005, the Company acquired a 10% equity interest in eFriendsNet Entertainment Corp. (“EFN”) for $500,000 for long-term investment purposes. EFN is primarily engaged in online dating service. The Company does not exert significant influence over the operating and financial activities of EFN, accordingly, this has been recorded as a long-term investment at cost. This investment was sold in January 2006 as set out in Note 17.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	At December 31,
	2003	2004	2005
Accrued welfare benefits	$124,214	$276,720	$819,750
Accrued payroll	128,265	571,445	1,583,682
Accrued litigation settlement expenses	—	—	3,500,000
Accrued professional service fees	—	550,003	474,316
Amounts due to directors	12,765	615	—
Other tax payables	128,438	457,267	577,460
Others	—	42,726	47,454

	$393,682	$1,898,776	$7,002,662

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
9.	INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries and VIEs incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the PRC enterprises are subject to income tax at a statutory rate of 33% (comprising state income tax of 30% and local income tax of 3% for Foreign Investment and Foreign Enterprises) on PRC taxable income. However, KongZhong Beijing, KongZhong China, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and Tianjin Mammoth benefit from preferential tax treatment as a high technology enterprise and are subject to income tax rate of 15%. A summary of the tax concessions available to the PRC entities for the year ended December 31, 2005 is as follows:

	Chinese	Chinese	Concession from	Concession	Year of
	State unified	local income	Chinese State	from Chinese	commencement
PRC entities	income tax rate	tax rate	unified income tax	local income tax	of tax holiday
	(%)	(%)
KongZhong Beijing	15	3	Full exemption for 3 years starting from commencement of tax holiday followed by a 50% reduction for the succeeding 3 years	Full exemption from the commencement of operation	2003

KongZhong China	15	3	Same as KongZhong Beijing	Same as KongZhong Beijing	2005

Beijing AirInbox	15	N/A	Full exemption for 2 years starting from commencement of tax holiday followed by a 50% reduction for the succeeding 3 years	N/A	2003

Beijing Boya Wuji	15	N/A	Same as KongZhong Beijing	N/A	2004

Beijing WINT	15	N/A	Same as KongZhong Beijing	N/A	2004

Wuhan Chengxitong	33	N/A	None	N/A	N/A

Tianjin Mammoth	15	N/A	Full exemption for 2 years starting from commencement of tax holiday	N/A	September 2003

Beijing Shuziyuansu	33	N/A	None	N/A	N/A

Beijing Yidu	33	N/A	None	N/A	N/A

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
9.	INCOME TAXES — continued

The principal components of the deferred income tax assets are as follows:

	At December 31,
	2003	2004	2005
Deferred tax assets
Depreciation and amortization	$23,074	$50,179	$98,159
Net operating loss carryforwards	80,521	4,634	11,875

Deferred tax assets	103,595	54,813	110,034
Valuation allowance	(103,595)	(54,813)	(110,034)

Deferred tax assets, net	$—	$—	$—

The Company did not have any temporary differences relating to deferred tax liabilities as of December 31, 2003, 2004 and 2005.

The Company operates through multiple subsidiaries and variable interest entities and the valuation allowance is considered on each individary subsidiary and variable interest entities basis. A full valuation allowance has been established because the Company believes that either it is more likely than not that its deferred taxes assets will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant. The tax losses carried forward as of December 31, 2003, 2004 and 2005 amount to $1,073,600, $61,793 and $96,536 and will expire by 2008, 2009 and 2010, respectively.

A reconciliation between current income tax expense and the Company’s effective tax rate is as follows:

	For the year ended December 31,
	2003	2004	2005
PRC enterprise income tax	15%	15%	15%
Effect of tax holiday granted to a PRC subsidiary	(38.1%)	(16.3%)	(15.5%)
Tax effect of expenses that are not deductible in determining taxable profit	19.8%	1.5%	2.6%
Change in valuation allowance	3.3%	(0.2%)	0.2%

Effective tax rate for the year	—	—	2.3%

Note: The domestic income tax rate in the jurisdiction where the operation of the Company is substantially based is used.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
10.	SHARE CAPITAL

In 2002, the Company issued:
(1)	231,000,000 shares of Series A convertible preference shares for cash proceeds of $550,011.

(2)	350,000,000 shares of Series B redeemable convertible preference shares for cash proceeds of $2,970,025 after share issuance cost of $30,000.
Each convertible preference share was convertible into one ordinary share at a conversion price of $0.002381 and $0.0085715 for Series A convertible preference shares and Series B redeemable convertible preference shares, respectively, and was automatically converted at the consummation of the Company’s sale of ordinary shares in public offering, on July 9, 2004. Upon the public offering, 231,000,000 and 350,000,000 ordinary shares were converted from Series A convertible preference shares and Series B redeemable convertible preference shares, respectively. As of December 31, 2005, there were no Series A convertible preference shares or Series B redeemable convertible preference shares outstanding.

In July 2004, the Company completed the initial public offering of American Depositary Shares, representing the Company’s ordinary shares, and listed the ADSs on the Nasdaq National Market. Accordingly 320,000,000 ordinary shares were issued for total proceeds of $80,000,000, before offering costs of $6,565,297.

11.	STOCK OPTIONS

The Company’s employee stock option plan (the “Plan”) allows the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. Options to purchase 105,000,000 ordinary shares are authorized under the Plan. In 2005, the shareholders authorized an additional 32,000,000 under the plan. Under the terms of the Plan, options are generally granted at prices equal to the fair market value of the Company’s shares listed on the Nasdaq National Market. Prior to the Company’s initial public offering the market value of the ordinary shares underlying the stock options was determined by the Board of Directors. The stock options expire 10 years from the date of grant and vest over 4 years. As of December 31, 2005, options to purchase 89,049,750 shares of ordinary shares were outstanding, and options to purchase 33,426,650 ordinary shares were available for future grant.

For stock options granted prior to the initial public offering, the Company has obtained a valuation analysis performed by an independent appraiser to reassess the determination of the market value of the Company’s ordinary share. The valuation analysis utilized generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company’s business. As a result, stock compensation expense was recorded for the difference between the market value of the ordinary shares and the exercise price of the employee stock options. For stock options granted following the initial public offering, options are granted at the fair market value of the ordinary share at the date of grant determined using the quoted market price of the Company’s stock. Accordingly, there were no compensation charges generated from these option grants under APB 25.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
11.	STOCK OPTIONS — continued

The Company recorded a share-based compensation expense of $21,986, $482,766 and $347,798 in 2003, 2004 and 2005, respectively.

A summary of the stock option activity is as follows:

	Outstanding options
		Weighted
	Number of	average
	Options	exercise price
Options outstanding at January 1, 2003	48,180,000	$0.004
Granted	6,000,000	$0.050
Cancelled	(4,460,000)	$0.043

Options outstanding at December 31, 2003	49,720,000
Granted	52,760,000	$0.227
Cancelled	(3,970,000)	$0.226
Exercised	(1,600,000)	$0.003

Options outstanding at December 31, 2004	96,910,000
Granted	22,000,000	$0.210
Cancelled	(16,936,650)	$0.237
Exercised	(12,923,600)	$0.023

Options outstanding at December 31, 2005	89,049,750

The weighted average per share fair value of options as of the grant date was as follows:

	For the years ended December 31,
	2003	2004	2005
Stock options	$0.066	$0.139	$0.150

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
11.	STOCK OPTIONS — continued

The following table summarizes information with respect to stock options outstanding at December 31, 2005:

	Options outstanding		Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
	Number	remaining	exercise	Number	exercise
	outstanding	contractual life	price	exercisable	price
Range of average exercise price
$0.0025	26,486,000	6.50 years	$0.0025	20,238,500	$0.0025
$0.0100	5,490,000	6.96 years	$0.0100	3,760,000	$0.0100
$0.0500	2,811,710	7.58 years	$0.0500	1,098,898	$0.0500
$0.2500	17,525,040	8.13 years	$0.2500	7,568,790	$0.2500
$0.1750	14,737,000	8.83 years	$0.1750	3,547,000	$0.1750
$0.2500	4,000,000	9.01 years	$0.2500	1,333,333	$0.2500
$0.1795	12,800,000	9.37 years	$0.1795	—	$0.1795
$0.2500	1,200,000	9.50 years	$0.2500	200,000	$0.2500
$0.2575	4,000,000	9.66 years	$0.2575	—	$0.2575

Total	89,049,750			37,746,521	$0.0805

Options to non-employees

The Company granted 1,600,000 and 1,000,000 options to purchase ordinary shares to its external consultants in exchange for certain services in 2002 and 2003, respectively. The Company recorded compensation expense of $1,946 and $63,121 for the period from May 6, 2002 to December 31, 2002 and the year ended December 31, 2003, respectively, estimated using the Black-Scholes option pricing model as such method provides a more accurate estimate of the fair value of services received by the external consultants. These non-employees options have been fully exercised in 2005 for cash proceeds of $53,579. The following assumptions were used in the option pricing model:

	For the years ended
	December 31,
	2002	2003
Average risk-free rate of return	5.08%	4.44%
Weighted average expected option life	4 years	4 years
Volatility rate	70%	70%
Dividend yield	—	—

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
12.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company is primarily engaged in providing value-added services such as games and entertainment, communication services, media, and various other related products to mobile phone users. The Company’s chief operating decision maker has been identified as the Company’s Chief Executive Officer, who reviews consolidated results of operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information can be found in the consolidated financial statements.

Product lines

The Company derives revenues principally form providing value-added services, such as games and entertainment, communication services, personalized media, and various other related products to mobile phone users. These services are delivered through 2.5G technology platforms including wireless access protocol (“WAP”), multimedia messaging services (“MMS”) and JavaTM and 2G technology platforms, including short messaging services (“SMS”), interactive voice response (“IVR”) and color ring back tone (“CRBT”). Revenues for the years ended December 31, 2003, 2004 and 2005 are as follows:

	For the year ended December 31,
	2003	2004	2005
2.5 Generation
- WAP	$3,852,880	$22,101,535	$38,207,474
- MMS	2,085,500	17,264,109	15,069,790
- JavaTM	17,663	783,559	3,041,051

	5,956,043	40,149,203	56,318,315

2 Generation
- SMS	$1,839,212	$6,629,575	$14,870,475
- IVR	—	1,068,109	5,235,861
- CRBT	11,434	111,765	1,151,706

	1,850,646	7,809,449	21,258,042

Other revenue	—	10,565	176,466

	$7,806,689	$47,969,217	$77,752,823

Geographic information

The Company operates in the PRC and all of the Company’s long-lived assets are located in the PRC.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
13.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

	For the year ended December 31,
	2003	2004	2005
Net income (numerator), basic and diluted	$2,408,136	$20,369,261	$22,174,286

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per share	469,000,000	903,010,929	1,377,102,380
Effect of dilutive securities:
Plus weighted average preferred shares outstanding	581,000,000	301,612,022	—
Plus incremental weighted average ordinary shares from assumed conversions of stock options using the treasury stock method	44,824,434	46,018,031	47,581,190

Total weighted average shares used in computing diluted net income per share	1,094,824,434	1,250,640,982	1,424,683,570

Net income per share, basic	$0.01	$0.02	$0.02

Net income per share, diluted	$0.00	$0.02	$0.02

As of December 31, 2004, the Company had 33,260,000 ordinary shares equivalents outstanding that could have potential diluted income per share in the future, but which were excluded in the computation of diluted income share in the period, as their exercise prices were above the average market values in such period.

Common stock equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options are used to repurchase outstanding ordinary shares using a yearly average market price.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
14.	CONCENTRATIONS
(a)	Dependence on mobile phone operators

The revenue of the Company is primarily derived from cooperative arrangements with one mobile phone operator in Mainland China. The Mobile Operator is entitled to a portion of the revenues earned primarily from the transmission of wireless short message and WAP as well as for the billing and collection of service. If the strategic relationship with the mobile phone operator in the PRC is terminated or scaled-back, or if the mobile phone operator alters the revenue sharing arrangements, the Company’s wireless value-added service business would be adversely affected.

Revenue collected through China Mobile for the years ended December 31, 2003, 2004 and 2005 are approximately $7,807,000, $47,716,000 and $73,844,000 representing 100%, 99% and 95% of revenues, respectively.

Amounts due from China Mobile as of December 31, 2003, 2004 and 2005 amounted to approximately $1,704,000, $10,131,000 and $9,889,000 representing approximately 100%, 99% and 91% of accounts receivable, respectively.

(b)	Credit risk

The Company depends on the billing system of the Mobile Operator to charge the mobile phone users through mobile phone bills and collect payments from users. The Company generally does not require collateral for its accounts receivable. The Company has not experienced any significant credit losses for any periods presented.
15.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company accrue for these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefit was $410,009, $987,906 and $2,268,817 for the years ended December 31 2003, 2004 and 2005, respectively.

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises and local enterprises, the Company’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
15.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION — continued

For foreign enterprises, these reserve funds include (i) a general reserve fund, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and bonus and are not distributable as cash dividends. As of December 31, 2003, the three reserve fund balances were $nil. As of December 31, 2004, the three reserve fund balances were $381,629, $nil, and $nil, respectively. As of December 31, 2005, the three reserve fund balances were $1,852,336, $nil and $nil, respectively.

For local enterprises, these reserve funds include (i) a statutory surplus reserve fund, (ii) a statutory public welfare fund and (iii) a general surplus reserve fund. Subject to certain cumulative limits, the statutory surplus reserve fund and the statutory public welfare fund require annual appropriations of 10% and 5%, respectively, of after-tax profit (as determined under PRC GAAP at each year end). The statutory surplus reserve fund can be converted into paid-in capital or distributed as dividends to shareholders under certain conditions. When the total amount of statutory surplus reserve fund up to 50% of paid-in capital of the company, the company can stop accruing this reserve fund. The statutory public welfare fund can only be utilized on capital items for the collective benefits of the company’s employees such as the construction of dormitories, canteen, and other staff welfare facilities. The general surplus reserve fund can be used to distribute dividend to shareholders. As of December 31, 2003, the three reserve funds were $215,063, $107,532 and $1,828,035, respectively. As of December 31, 2004, the three reserve funds were $604,115, $964,068 and $1,828,035, respectively. As of December 31, 2005, the three reserve funds were $995,897, $1,159,959 and $1,828,035, respectively.

16.	COMMITMENT AND CONTINGENCY
(a)	Operating lease as lessee

The Company leases certain office premises under non-cancelable leases which expire in 2006. Rental expense under operating leases for the year ended December 31, 2003, 2004 and 2005 were $276,386 and $1,112,667 and $1,587,839, respectively.

Future minimum lease payments under non-cancelable operating leases agreements were as follows:

Year ending
2006	$755,202

KONGZHONG CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — continued
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
(In US dollars, except share amounts)
16.	COMMITMENT AND CONTINGENCY — continued
(b)	Class action lawsuit settlement

In 2004, several class action lawsuits were filed against the Company and certain of its officers on behalf of shareholders of the Company in the U.S. District Court for the Southern District of New York. The lawsuits claimed that the Company had failed to adequately disclose in its prospectus certain sanctions imposed by China Mobile against the Company. The Court appointed a lead plaintiff in the actions. Following this appointment, plaintiffs filed a consolidated complaint.

In September, 2005, the Company entered into a memorandum of understanding with the counsels for the lead plaintiff to settle this class action lawsuit arising out of the Company’s initial public offering in July 2004 for $3,500,000. As a result, the Company recorded an expense of $3,500,000 with respect to the settlement of this class action lawsuit for the year ended December 31, 2005.

In January 2006, the United States District Court Southern District of New York preliminarily approved the class action lawsuit settlement agreement that was entered between the Company and the lead plaintiff counsel. The Company made a settlement payment of $3.5 million into an escrow account during the first quarter of 2006. The court approved the settlement on April 14, 2006.
17.	SUBSEQUENT EVENTS
(a)	On January 19, 2006, the Company announced that it had sold its shares in EFN. The transaction has closed and the Company has received cash consideration of $1,740,805. The Company may receive additional payments contingent upon certain conditions.

(b)	In January 2006, the Company entered into a definitive agreement to acquire a 100% equity interest in Sharp Edge Group Limited (“Sharp Edge”), a company incorporated in the British Virgin Islands and based in Beijing which provides wireless value-added services through its operating entity, Beijing Xinrui Technology (Beijing) Company Limited. The Company paid a cash consideration of $7 million during the first quarter of 2006, and may make two additional payments totaling up to $28 million over a 15-month period from closing, based upon Sharp Edge’s financial performance. The Company has the option of paying 30% of the additional consideration by issuing shares of the Company. Sharp Edge is a leading provider of services on the short messaging services, or SMS, interactive voice response, or IVR, and color ring-back tone, or CRBT, technology platforms.