Form 20-F
period 2006-12-31
KONGZHONG CORP
filed 2007-06-20
CIK 1285137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
____________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
― For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
― For the transition period from __________ to __________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-50826

KONGZHONG CORPORATION

(Exact Name of Registrant as Specified in Its Charter)
N/A (Translation of Registrant’s Name Into English)	Cayman Islands (Jurisdiction of Incorporation or Organization)
35th Floor, Tengda Plaza No. 168 Xizhimenwai Street Beijing, China 100044 (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.0000005 per share* American depositary shares, each representing 40 ordinary shares	The NASDAQ Stock Market LLC (The NASDAQ Global Market)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)
_____________________
* Not for trading, but only in connection with the listing on The NASDAQ Global Market of American depositary shares, or ADSs, each representing 40 ordinary shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2006, 1,423,156,120 ordinary shares, par value US$0.0000005 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __  No ✓

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes __  No ✓

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes    ✓  No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large Accelerated Filer __   Accelerated Filer ✓  Non-Accelerated Filer __

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 __ Item 18  ✓

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __  No ✓

-i-

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements that are not historical facts relating to:
•	our financial performance and business operations;

•	our ability to successfully execute our business strategies and plans;

•	the state of our relationship with telecommunications operators in China;

•	our dependence on the substance and timing of the billing systems of the telecommunications operators in China for our performance;

•	our development and capital expenditure plans;

•	the expected benefit and future prospects of our strategic alliances and acquisitions, and our ability to cooperate with our alliance partners or integrate acquired businesses;

•	management estimations with respect to revenues from our wireless value-added products and services and our wireless Internet businesses;

•	the development of our latest product offerings, including but not limited to offerings in our wireless value-added services and wireless Internet businesses;

•	the development of the regulatory environment; and

•	competitive pressures and future growth in the wireless value-added services, wireless Internet, mobile advertising, telecommunications and related industries in China.

The words “forecast,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3 — Key Information — Risk Factors” and the following:

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

-ii-

•
any changes in the regulatory policies of the Ministry of Information Industry, or the MII, the telecommunications operators or other relevant government or industry authorities relating to, among other matters, the granting and approval of licenses, restrictions on wireless or Internet content, or the introduction of new technology platforms, products and services;

•	any changes in wireless value-added, wireless Internet, telecommunications and related technology and applications based on such technology;

•
any changes in political, economic, legal and social conditions in China, including the PRC government’s specific policies with respect to foreign investment and entry by foreign companies into the wireless value-added services, wireless Internet and telecommunications markets, economic growth, inflation, foreign exchange and the availability of credit; and

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Selected Financial Data

The following selected historical consolidated financial data should be read in conjunction with our audited historical consolidated financial statements, the notes thereto and “Item 5 — Operating and Financial Review and Prospects.” The selected historical consolidated statement of operations data for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, and the selected historical consolidated balance sheet data as of December 31, 2002, 2003, 2004, 2005 and 2006 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report.

Our audited historical consolidated financial statements have been prepared and presented in accordance with the generally accepted accounting principles in the United States, or U.S. GAAP.

	For the period from May 6, 2002 to December 31,	For the year ended December 31,
Consolidated statements of operations data	2002	2003	2004	2005	2006(2)
	(in thousands of U.S. dollars, except for shares and per share data)
Gross revenues	$200.3	$7,806.7	$47,969.2	$77,752.8	$106,769.2
Cost of revenues	(84.3)	(2,284.0)	(15,704.8)	(31,323.1)	(47,665.4)
Gross profit	116.0	5,522.7	32,264.4	46,429.7	59,103.8
Operating expenses:
Product development	164.2	1,382.7	4,483.4	8,530.8	12,026.2
Selling and marketing	128.9	849.9	3,287.9	5,389.8	16,755.2
General and administrative	317.3	883.0	4,704.6	7,607.0	9,105.2
Class action lawsuit settlement and legal expenses	—	—	—	4,843.4	—
Total operating expenses	610.4	3,115.6	12,475.9	26,371.0	37,886.6
(Loss) Income from operations	(494.4)	2,407.1	19,788.5	20,058.7	21,217.2
Other (expenses) income, net	—	—	(23.9)	6.5	(49.1)
Interest income, net	0.5	1.0	604.7	2,639.5	3,866.9
Gain on sales of investment	—	—	—	—	1,240.8
Net (loss) income before income taxes	(493.9)	2,408.1	20,369.3	22,704.7	26,275.8
Income tax expense - current	—	—	—	530.4	1,584.2
Net (loss) income	$(493.9)	$2,408.1	$20,369.3	$22,174.3	$24,691.6
Net income per share:
Basic	$0.00	$0.01	$0.02	$0.02	$0.02
Diluted	$0.00	$0.00	$0.02	$0.02	$0.02
Shares used in calculating net income per share:
Basic	415,547,794	469,000,000	903,010,929	1,377,102,380	1,399,872,743
Diluted(1)	415,547,794	1,094,824,434	1,250,640,982	1,424,683,570	1,418,252,296

____________
(1) As of December 31, 2002, 2003, 2004, 2005 and 2006, we had nil, nil, 33,260,000, nil and 60,464,840 ordinary share equivalents, respectively, outstanding that could have potential diluted income per share in the future, but that were excluded in the computation of diluted income per share in the period, as their exercise prices were above the average market values in such period.

(2) In 2006, we changed the method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment,” effective on January 1, 2006.

	As of December 31,
Consolidated balance sheet data	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars)
Cash and cash equivalents	$2,646.2	$3,742.6	$90,714.1	$117,141.5	$131,402.0
Accounts receivable, net	132.3	1,703.9	10,198.8	10,833.9	11,568.6
Property and equipment, net	251.0	848.5	2,484.2	3,116.4	3,100.8
Acquired intangible assets, net	—	—	—	260.6	1,997.6
Long-term investment	—	—	—	500.0	—
Goodwill	—	—	—	1,169.1	15,835.9
Total assets	3,101.3	6,567.5	104,372.7	135,083.2	166,741.0
Total current liabilities	75.0	1,047.3	4,443.6	11,285.3	10,821.5
Series B redeemable convertible preferred shares	2,970.0	2,970.0	—	—	—
Total shareholders’ equity	56.3	2,550.1	99,808.3	123,773.7	155,777.0
Total liabilities, minority interests and shareholders’ equity	3,101.3	6,567.5	104,372.7	135,083.2	166,741.0

	For the year ended December 31,
Other consolidated financial data	2002	2003	2004	2005	2006
	(in thousands of U.S. dollars)
Net cash (used in) provided by:
Operating activities	$(579.7)	$1,959.7	$15,844.7	$29,569.0	$28,010.2
Investing activities	(292.4)	(864.0)	(2,430.2)	(4,081.7)	(17,916.5)
Financing activities	3,520.3	—	73,555.5	205.8	2,190.3

Exchange Rate Information

We present our historical consolidated financial statements in U.S. dollars. In addition, solely for the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi include a U.S. dollar equivalent. Except as otherwise specified, this pricing information and these contractual amounts are translated at RMB 7.8087 = US$1.00, the base exchange rate set by the People’s Bank of China, China’s central bank, on December 31, 2006. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 2 to our financial statements.

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

The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB 7.6175 = US$1.00 on June 19, 2007. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each of the periods shown:

	Noon Buying Rate RMB per $1.00
Period	High	Low
December 2006	7.8350	7.8041
January 2007	7.8127	7.7705
February 2007	7.7632	7.7410
March 2007	7.7454	7.7232
April 2007	7.7345	7.7090
May 2007	7.7065	7.6463
June 2007 (through June 19)	7.6680	7.6175

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2002, 2003, 2004, 2005, 2006 and 2007 (through June 19), calculated by averaging the noon buying rates on the last day of each month of the periods shown:

Period	Average Noon Buying Rate RMB per $1.00
2002	8.2772
2003	8.2771
2004	8.2768
2005	8.1826
2006	7.9723
2007 (through June 19)	7.7023

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider carefully all of the information in this annual report, including the risks and uncertainties described below. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In such an event, the trading price of ourAmerican Depositary Shares, or ADSs, could decline and you might lose all or part of your investment.

Risks Relating to Our Business

We depend on China Mobile and the other Chinese telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.

We derive substantially all of our revenues from the provision of wireless value-added services through the networks of the Chinese telecommunications operators. We rely primarily on the networks of China Mobile Communications Corporation, or China Mobile, to deliver our services. For each of the two years ended December 31, 2005 and December 31, 2006, we derived 95% and 76%, respectively, of our wireless value-added services revenues from our cooperation arrangements with China Mobile. The remainder of our wireless value-added services revenues is derived from cooperation arrangements with China United Telecommunications Corporation, or China Unicom, China Telecommunications Corporation, or China Telecom, and China Network Communications Group Corporation, or China Netcom.

Through Beijing AirInbox Information Technologies Co., Ltd., or Beijing AirInbox, Beijing Wireless Interactive Network Technologies Co., Ltd., or Beijing WINT, or Beijing Chengxitong Information Technology Company Limited, or Beijing Chengxitong, as the case may be, we have entered into a series of cooperation agreements with China Mobile and the other Chinese telecommunications operators and their provincial subsidiaries to provide wireless value-added services through the telecommunications operators’ networks. Pursuant to our agreements with the telecommunications operators, the telecommunications operators bill and collect fees from phone users for the wireless value-added services we provide. Our agreements with the telecommunications operators are generally for terms of one year or less and they do not all have automatic renewal provisions. We usually renew these agreements or enter into new ones when the prior agreements expire, but on occasion the renewal or new contract can be delayed by periods of one month or more.

If any of the Chinese telecommunications operators ceases to cooperate with us, it is unlikely that such operator’s customers will continue to use our services. In particular, if China Mobile ceases to cooperate with us, it is unlikely that we will be able to build up sufficient new customers through the networks of the other Chinese telecommunications operators to develop a customer base comparable to that which we have developed through China Mobile. Due to our reliance on China Mobile and the other Chinese telecommunications operators to deliver our wireless value-added services to our customers, any loss or deterioration of our relationship with China Mobile or other Chinese telecommunications operators may result in severe disruptions to our business operations, the loss of the majority of our revenues and a material adverse effect on our financial condition and results of operations.

In addition, we have developed our own wireless Internet sites, Kong.net and Ko.cn, which are independent of the wireless Internet portals of China Mobile and the other Chinese telecommunications operators. China Mobile and the other Chinese telecommunications operators may view Kong.net and Ko.cn as direct competition and our relationship with China Mobile and the other Chinese telecommunications operators may be harmed, which may adversely affect our business operations, financial condition and results of operations.

The termination or alteration of our cooperation agreements with China Mobile or the other Chinese telecommunications operators would materially and adversely impact our business operations and financial conditions.

Our negotiating leverage with China Mobile and the other Chinese telecommunications operators is limited because China Mobile and the other Chinese telecommunications operators operate the telecommunications networks through which we deliver our products and services to phone users. Our revenues and profitability could be materially and adversely affected if China Mobile or the other Chinese telecommunications operators decide to materially increase their transmission fees or service fees. In addition, China Mobile or the other Chinese telecommunications operators could impose monetary penalties upon us or even terminate cooperation with us under the cooperation agreements with us, for a variety of reasons, such as the following:

•	if we fail to achieve the performance standards established by the relevant operator from time to time,

•	if we breach certain provisions under the agreements, which include, in many cases, the obligation not to deliver content that violates the relevant operator’s policies and applicable law, or

•	if the relevant operator receives a high level of customer complaints about our services.

Due to our dependence on our relationship with China Mobile and the other Chinese telecommunications operators, any termination or material alteration of our cooperation agreements with China Mobile or the other Chinese telecommunications operators would materially and adversely impact our business operations and financial conditions.

We cannot guarantee that China Mobile or the other Chinese telecommunications operators will not impose penalties upon us in future, and such penalties could have a material impact on our results of operations. In August 2004, China Mobile notified us that it had imposed sanctions on 22 wireless value-added service providers, including us. In our case, the notice stated that China Mobile had determined that one of our interactive voice response, or IVR, services in early June 2004 had contained inappropriate content. For this infraction, China Mobile suspended until the end of 2004 approval of our new applications for new products and services on all platforms and also suspended joint promotions with us. In addition, China Mobile suspended for one year, until June 30, 2005, the approval of our applications to operate on new platforms.

Significant changes in the policies or guidelines of China Mobile or the other Chinese telecommunication operators with respect to services provided by us may result in lower revenues or additional costs for us and materially adversely affect our financial condition or results of operations.

China Mobile or the other Chinese telecommunication operators may from time to time issue policies or guidelines, requesting or stating their preferences for certain actions to be taken by all wireless value-added service providers using their networks. Due to our reliance on China Mobile and the other Chinese telecommunication operators, a significant change in their policies or guidelines may result in lower revenues or additional operating costs for us. We cannot assure you that our financial condition and results of operation will not be materially adversely affected by policy or guideline changes by China Mobile or the other Chinese telecommunication operators.

For example, since the second half of 2004, China Mobile and its provincial subsidiaries have been gradually implementing a series of policies designed to improve customer service and satisfaction. These policies include:

•	not recognizing revenues to us and other service providers for multimedia messaging services, or MMS, messages that cannot be delivered because of network or handset problems,

•	canceling subscriptions of customers who have not accessed their wireless value-added service subscriptions for a certain period of time,

•	requiring more complicated procedures for customers to confirm new subscriptions to certain wireless value-added services, and

•	removing from subscriber lists those customers who fail to pay China Mobile or the provincial subsidiaries, or who cannot be billed because they use pre-paid telecommunications service cards.

On July 6, 2006, China Mobile announced a series of additional measures with respect to the billing of customers of wireless value-added services on its network. Among the measures announced by China Mobile, those which have had a significant impact on our results of operations and financial condition are summarized as follows:
•
beginning July 10, 2006, for any new subscriptions to wireless value-added services, China Mobile sends customers two reminder notices prior to charging subscription fees in the customers' monthly mobile phone bills, and customers must confirm twice, once in response to each reminder, that they wish to subscribe to those services. Previously, China Mobile sent one reminder notice immediately after a subscription was placed, and customers needed to confirm only once;

•
customers enjoy a free trial period of 11 to 41 days, depending on the day of the month on which they place their subscription. Previously, customers enjoyed a free trial period of three to 11 days; and

•	China Mobile cancels wireless application protocol, or WAP, subscriptions that have not been active for more than four months.

During the fourth quarter of 2006, the other Chinese telecommunications operators also began implementing new policies requiring double confirmation of subscriptions.

Mainly because of these new policies of the telecommunications operators, our revenues in the third quarter of 2006 decreased 16.6% from the second quarter of 2006, and our revenues in the fourth quarter of 2006 decreased 5.5% from the third quarter of 2006. We cannot assure you that China Mobile or the other Chinese telecommunications operators will not introduce additional requirements with respect to the procedures for ordering subscriptions or single-transaction downloads of our wireless value-added services, notifications to customers, the billing of customers or other consumer-protection measures, or adopt other policies that may require significant changes in the way we promote and sell our wireless value-added services and do business, any of which new requirements or policies could have a material adverse effect on our financial condition and results of operations.

Our dependence on the substance and timing of the billing systems of the telecommunications operators and their subsidiaries may require us to estimate portions of our reported revenues and cost of revenues for wireless value-added services. As a result, subsequent adjustments may have to be made to our financial statements.

As we do not bill our wireless value-added services customers directly, we depend on the billing systems and records of the telecommunications operators to record the volume of our wireless value-added services provided, bill our customers, collect payments and remit to us our portion of the fees. We record revenues based on monthly statements from the telecommunications operators confirming the value of our services that the telecommunications operators billed to customers during the month. It is our practice to release our unaudited quarterly financial statements to the market. Due to our past experience with the timing of receipt of the monthly statements from the operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues and cost of revenues for which we will not have received monthly statements. In such an instance, our internal estimates would be based on our own internal data of expected revenues and related fees from services provided. As a result of reliance on our internal estimates, we may overstate or understate our revenues and cost of revenues for the relevant reporting period, and may be required to make adjustments in our financial reports when we actually receive the telecommunications operators’ monthly statements for such period. We endeavor to reduce the discrepancy between our revenue estimates and the revenues calculated by the telecommunications operators and their subsidiaries, but we cannot assure you that such efforts will be successful. Moreover, to the extent that the telecommunications operators may take longer to send us monthly statements, we may be required to increase our reliance on our internal estimates when preparing our quarterly financial statements. For example, China Unicom has notified us that, beginning with its statement for April 2007, it plans to extend to 90 days, from the previous 40 days, the length of time it takes to send us a statement after each month’s end. As a result, estimated revenues may account for a larger proportion of our reported revenues during 2007 than in previous years. If we are required to make adjustments to our quarterly financial statements in subsequent quarters, it could adversely affect market sentiment toward us.

In addition, we generally do not have the ability to independently verify or challenge the accuracy of the billing systems of the telecommunications operators. We cannot assure you that any negotiations between us and telecommunications operators to reconcile billing discrepancies would be resolved in our favor or that our results of operations would not be adversely affected as a result. See “Item 5 — Operating and Financial Review and Prospects — Critical Accounting Policies — Revenue Recognition.”

Our efforts to develop additional distribution channels for our wireless value-added services may not succeed or may be halted by the MII or the telecommunications operators.

Cooperation with mobile handset manufacturers has provided us with an important distribution channel for our wireless value-added services. We pre-load into the menus of certain mobile handsets our WAP icons and short codes for products offered on the MMS, short messaging service, or SMS, JavaTM and IVR platforms. A consumer who buys a new handset with our icons and codes pre-loaded in it can access and subscribe to our services quickly and easily. Over the years, cooperation with mobile handset manufacturers has become one of the most important distribution channels for us and a significant portion of our revenues is derived from such cooperation. We cannot guarantee that mobile handset manufacturers will continue their agreements with us or maintain their current revenue-sharing arrangements with us.

In addition, we cannot guarantee that the MII, China Mobile or the other telecommunications operators will not restrict or halt our cooperation with the mobile handset manufacturers. For example, in addition to pre-loading our WAP icons and MMS, SMS, JavaTM and IVR short codes into the menus of selected mobile handsets, until recently we also embedded our icons and codes in selected handsets. On April 11, 2007, the MII issued a notice barring the production of mobile handsets with embedded icons and codes that cannot be changed or deleted by consumers. We have altered our arrangements with mobile handset manufacturers to comply with the notice, which took effect on June 1, 2007. We cannot assure you that the MII will not expand its regulation to also bar pre-loading icons and codes.

Furthermore, in the past, China Mobile entered into its own strategic alliances with selected handset manufacturers pursuant to which it embedded menus in their handsets for all the best-selling products on China Mobile’s MonternetTM wireless portal, including certain of our products. However, beginning in May 2007, China Mobile has started to promote only its own wireless value-added service products in such menus and not those of us or other third-party value-added service providers. We cannot assure you that the China Mobile or other telecommunications operators will not take other steps, such as imposing penalties on us, to limit or halt our use of mobile handsets as a distribution channel. Any further actions by the telecommunications operators or the MII to limit or halt our use of mobile handsets as a distribution channel could materially adversely affect our revenues and growth of revenues. See “Item 4 — Our Business — Strategic Relationships — Mobile Handset Manufacturers.”

We have a limited operating history, which may make it difficult for you to evaluate our business.

We were incorporated in May 2002. As our operating history is limited, the revenues and income potential of our business and markets are unproven. In addition, we face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. Some of these risks and uncertainties relate to our ability to:

•	maintain our current cooperation arrangements and develop new cooperation arrangements upon which our business depends;

•	increase the number of our users by expanding the type, scope and technical sophistication of the content and services we offer;

•	respond effectively to competitive pressures;

•	increase awareness of our brand and continue to build user loyalty; and

•	attract and retain qualified management and employees.

We cannot predict whether we will meet internal or external expectations of our future performance. If we are not successful in addressing these risks and uncertainties, our business, financial condition and results of operations may be materially adversely affected.

Our historical financial information may not be indicative of our future results of operations.

We have historically experienced rapid growth in our business in part due to the growth in China’s wireless value-added services industry, and such industry growth may not be indicative of future growth. We cannot assure you that our historical financial information is indicative of our future operating or financial performance, or that our profitability will be sustained.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services.

Our future success depends heavily upon the continued service of our key executives. In particular, we rely on the expertise and experience of Yunfan Zhou and Nick Yang, our founders and senior officers, in our business operations, and on their personal relationships with our employees, the regulatory authorities, our clients, our suppliers, the telecommunications operators and our operating companies, Beijing AirInbox, Beijing WINT, Beijing Boya Wuji Technologies Co., Ltd., or Beijing Boya Wuji, Tianjin Mammoth Technology Co., Ltd., or Tianjin Mammoth, Beijing Chengxitong and Beijing Xinrui Network Technology Company Limited, or BJXR. If Yunfan Zhou or Nick Yang, or both of them, become unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company in contravention of their employment agreements, we may not be able to replace them easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected. We do not currently maintain key-man life insurance for any of our key personnel.

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

We and our subsidiaries, KongZhong Information Technologies (Beijing) Co., Ltd., or KongZhong Beijing, KongZhong China Co., Ltd., or KongZhong China, and Anjian Xingye Technology (Beijing) Company Limited, or Beijing Anjian Xingye, are considered foreign persons or foreign-invested enterprises under PRC laws. As a result, we operate our wireless value-added services in China through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT (since February 2005), Beijing Chengxitong (since November 2005) and BJXR (since January 2006), each of which is owned by PRC citizens or entities. We do not have any equity interest in these operating companies and instead enjoy the economic benefits of them through contractual arrangements, including agreements on provision of loans, provision of services and certain corporate governance and shareholder rights matters. These operating companies conduct substantially all of our operations and generate substantially all of our revenues. They also hold the licenses and approvals that are essential to our business.

There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, including but not limited to the laws and regulations governing the validity and enforcement of our contractual arrangements. Accordingly, we cannot assure you that PRC regulatory authorities will not determine that our contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR violate PRC laws or regulations.

If we or our operating companies were found to violate any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including, without limitation, the following:

•	levying fines;

•	confiscating our or our operating companies’ income;

•	revoking our or our operating companies’ business license;

•	shutting down the servers or blocking our or our operating companies’ web sites;

•	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China;

•	requiring us to revise our ownership structure or restructure our operations; and/or

•	requiring us or our operating companies to discontinue our business.

Any of these or similar actions could cause significant disruptions to our business operations or render us unable to conduct our business operations and may materially adversely affect our business, financial condition and results of operations.

Our contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.

PRC laws and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include wireless value-added services and Internet content services. As a result, we conduct substantially all of our operations and generate substantially all of our revenues through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR pursuant to a series of direct or indirect contractual arrangements with them and their respective shareholders. These agreements may not be as effective in providing control over our operations as direct ownership of these businesses. In particular, our operating companies could fail to perform or make payments as required under the contractual agreements, and we will have to rely on the PRC legal system to enforce these agreements, which we cannot be sure would be effective.

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business, our results of operations and the market price of our ADSs.

We are subject to reporting obligations under the U.S. securities laws. We are required by the U.S. Securities and Exchange Commission, or SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, to include a report by our management on our internal control over financial reporting in our Annual Reports on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2007, our independent auditor must report on the effectiveness of our internal control over financial reporting.

Although our management has concluded that our internal controls over our financial reporting were effective as of December 31, 2006, the end of the period covered by this annual report, we may fail to maintain effective internal controls over financial reporting in the future, in which case we and our independent auditor may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. In addition, even if our management concludes at the end of future reporting periods that our internal controls are effective, our independent auditor may disagree. If our independent auditor is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed or operated, or if the independent auditor interprets the requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could have a material adverse effect on the market price of our ADSs. We also may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Moreover, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on the market price of our ADSs.

Rapid growth and a rapidly changing operating environment may strain our limited resources.

We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our user base increases, we will need to increase our investment in our technological infrastructure, facilities and other areas of operations. In particular, our product development, customer service and sales and marketing are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support may deteriorate and our business may suffer. For example, any deterioration in performance could prompt China Mobile or the other telecommunications operators to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:

•
develop and quickly introduce new services, adapt our existing services and maintain and improve the quality of all of our services, particularly as new mobile technologies such as the third-generation standard of wireless telecommunications transmission, or 3G, are introduced;

•	effectively maintain our relationships with China Mobile and the other telecommunications operators;

•	expand the percentage of our revenues that are recurring and are derived from monthly subscription-based services;

•	enter into and maintain relationships with desirable content providers;

•	continue training, motivating and retaining our existing employees, attract new employees and integrate new employees, including into our senior management;

•	develop and improve our operational, financial, accounting and other internal systems and controls; and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

We face increasing competition, which could reduce our market share and materially adversely affect our financial condition and results of operations.

The PRC wireless value-added services market, wireless Internet market and mobile advertising market have seen increasingly intense competition. The Ministry of Information Industry, or the MII, reported on its website that more than 1,400 service providers held nationwide licenses in 2006 to supply wireless value-added services on Chinese telecommunications operators’ networks, compared with more than 900 licensed service providers in 2005. We compete with these companies primarily on the basis of brand, type and timing of service offerings, content, customer service, business partners and channel relationships. We also compete for experienced and talented employees. While we believe that we have certain advantages over our competitors, some of them may have more human and financial resources and a longer operating history than we do. For example, Internet portal companies that provide wireless value-added services may have an advantage over us with their more established brand names, user base and Internet distribution channels. Furthermore, our competitors may be able to develop or exploit new technologies faster than we can, or offer a broader range of products and services than we are presently able to offer.

In addition, the number of independent WAP domain names reached 65,000 as of March 31, 2007, according to the China WAP report of the China Internet Network Information Center, which is China’s National Internet Registry. Barriers to entry are relatively low and current and new competitors can launch new WAP sites at a relatively low cost. We compete with the operators of other WAP sites for visitors, employees and advertisers, and also compete with traditional media companies such as newspapers, television networks and radio stations for advertisers.

In addition, China Mobile has begun to develop and market its own WAP products in competition with the services that we offer, and other Chinese telecommunications operators may decide to do the same. Growing competition from the telecommunications operators could have a material adverse effect on our business operations, financial condition and results of operations.

Our efforts to develop our wireless Internet sites are based on the expectation that the sale of advertising on our wireless Internet sites will become a significant part of our future revenues, but the mobile advertising market is subject to many uncertainties that could prevent us from generating significant revenues from advertising.

We have expended significant efforts over the past two years in developing our wireless Internet sites, Kong.net and Ko.cn, with the expectation that the sale of advertising on these sites will provide significant contributions to future revenues. However, the growth of mobile advertising in China is subject to many uncertainties. Many of our current and potential advertisers have limited experience with wireless Internet sites as an advertising medium, have not traditionally devoted a significant portion of their advertising expenditures to mobile advertising, and may not find mobile advertising to be effective for promoting their products and services relative to traditional print, broadcast and Internet media. Our ability to generate and maintain significant advertising revenue will depend on a number of factors, many of which are beyond our control, including but not limited to:

•	the development and retention of a large base of wireless Internet users possessing demographic characteristics attractive to advertisers;

•	the maintenance and enhancement of our brand in a cost-effective manner;

•	increased competition and potential downward pressure on mobile advertising prices;

•	changes in government policies or the policies of the Chinese telecommunications operators that could curtail or restrict our mobile advertising services;

•	the acceptance of mobile advertising as an effective way for advertisers to market their business;

•	the development of independent and reliable means of verifying levels of mobile advertising and wireless Internet traffic; and

•	the effectiveness of our advertising delivery, tracking and reporting systems.

If any of these or other factors impede the establishment of the wireless Internet generally as an accepted medium for advertising or the ability of our wireless Internet sites specifically to attract significant advertising, our ability to generate increased mobile advertising revenue could be negatively affected.

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

We are a holding company. Our wholly-owned subsidiaries, KongZhong Beijing, KongZhong China and Beijing Anjian Xingye, have entered into contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR through which we conduct our wireless value-added activities and receive revenues in the form of service fees. We rely on dividends and other distributions on equity paid by KongZhong Beijing, KongZhong China and Beijing Anjian Xingye, as well as service fees from Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR, for our cash requirements in excess of any cash raised from investors and retained by us. If any of KongZhong Beijing, KongZhong China or Beijing Anjian Xingye incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

In addition, PRC law requires that payment of dividends by each of KongZhong Beijing, KongZhong China and Beijing Anjian Xingye can be made only out of their respective net income, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, KongZhong Beijing, KongZhong China and Beijing Anjian Xingye also are required to set aside no less than 10% of their respective after-tax net income each year as reserve funds unless such reserve funds have reached 50% of their respective registered capital, and these reserves are not distributable as dividends. See note 15 to our historical consolidated financial statements included in this annual report. Any limitation on the payment of dividends by our subsidiaries could have a material adverse effect our ability to grow, fund investments, make acquisitions, pay dividends, and otherwise fund and conduct our business.

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

Due to the manner in which we obtain, collect, produce and aggregate content and applications for our wireless value-added services and wireless Internet sites, and because our services may be used for the distribution of information, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations. In addition, third parties could assert claims against us for losses in reliance on information distributed by us. When we license third-party content or other intellectual properties, we rely on the licensor’s representations and warranties of its rights or titles to the content or intellectual properties. Although we perform reasonable due diligence, we cannot guarantee that such a licensor actually has the legal rights or titles to the content or intellectual properties that we distribute or use. We cannot guarantee that third parties will not assert claims against us or challenge the validity of our license agreements. If we are found to have infringed any intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. We may also incur significant costs in investigating and defending the claims even if they do not result in liability. We have not purchased liability insurance for these types of claims.

We are not able to register the Chinese name of our service mark “KongZhong Network” in China, and we may not be able to effectively prevent its unauthorized use by third parties.

We are unable to register the Chinese name of “KongZhong Network” as our service mark because it is deemed a generic term under existing PRC trademark laws and regulations, which prohibit registration of generic terms as trademarks or service marks. As a result, we may not be able to effectively prevent the unauthorized use of the Chinese name of our service mark, “KongZhong Network,” and our brand name and reputation may be adversely affected by such unauthorized use.

Future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form part of our strategy to further expand our business. We made three acquisitions in 2005 and one in the first quarter of 2006. If we are presented with appropriate opportunities, we may acquire additional businesses, technologies, services or products that are complementary to our business. Any acquisitions and the subsequent integration of new companies into ours require significant attention from our management, in particular to ensure that the acquisition does not disrupt our relationships with the telecommunications operators or affect our users’ opinion of our services and customer support, and to ensure that the acquisition is effectively integrated with our existing operations. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Acquisitions may expose us to risks, including risks associated with the assimilation of new operations, services and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions and potential loss of, or harm to, relationships with employees and content providers. Acquisitions may result in potentially dilutive issuances of equity securities or impairment related to goodwill or other intangible assets. Given the sophisticated technologies used in the wireless value-added services industry, the successful, cost-effective integration of other businesses’ technology platforms and services into our own will also be a critical and highly complicated aspect of any acquisition.

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

We may become a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. holders of our ADSs.

Depending upon the value of our shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. There can be no assurance that we will not be a PFIC for the taxable year 2007 or future taxable years, as PFIC status is tested each year and depends on our assets and income in such year. Our PFIC status for the current taxable year 2007 will not be determinable until the close of the taxable year ending December 31, 2007.

We will be classified as a PFIC in any taxable year if either: (i) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (ii) 75% or more of our gross income for the taxable year is passive income. For example, we would be a PFIC for the taxable year 2007 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents and other assets that are readily converted into cash. In particular, we would likely become a PFIC if the value of our outstanding shares were to decrease significantly while we hold substantial cash and cash equivalents.

If we are classified as a “PFIC” in any taxable year in which you hold our ADSs or shares and you are a U.S. holder, you would generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of our ADSs or shares for a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special United States federal income tax reporting requirements. We cannot assure you that we will not be a PFIC for 2007 or any future taxable year. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, please see “Taxation — United States Taxation — PFIC Rules.”

Risks Relating to Our Industry

Our ability to generate revenues could suffer if the PRC market for wireless value-added services does not develop as anticipated.

The wireless value-added services market in China has evolved rapidly in recent years, with the introduction of new and advanced services, development of consumer preferences, changes in policies and guidelines initiated by MII and the telecommunications operators, market entry by new competitors and adoption of new strategies by existing competitors. Accordingly, it is extremely difficult to accurately predict consumer acceptance and demand for various existing and potential new offerings and services, and the future size, as well as composition and growth, of this market. Furthermore, given the limited history and rapidly evolving nature of our market, we cannot predict the price that wireless users will be willing to pay for our services or whether users will have concerns about security, reliability, cost and quality of service associated with wireless value-added services. If acceptance of our wireless value-added services is different from what we anticipate, our ability to maintain or increase our revenues and net income could be materially and adversely affected.

The laws and regulations governing the wireless value-added services, Internet and wireless Internet industries in China are developing and subject to future changes. Substantial uncertainties exist as to the interpretation and implementation of those laws and regulations.

Although wireless value-added services are subject to general regulation as telecommunication services, we believe that currently there are no PRC laws at the national level specifically governing wireless value-added services, such as our services related to short messaging services, or SMS, multimedia messaging services, or MMS, WAP, Java™, IVR and color ring back tones, or CRBT.

Beijing AirInbox operates Internet web sites and wireless Internet sites in China, which are among the channels through which our services are offered. In recent years, the PRC government has begun to promulgate laws and regulations applicable to Internet-related services and activities, many of which are relatively new and untested and subject to future changes. In addition, various regulatory authorities of the central PRC government, such as the State Council, the MII, the State Administration of Industry and Commerce, or SAIC, and the Ministry of Public Security, are empowered to issue and implement rules to regulate certain aspects of Internet-related and wireless Internet-related services and activities. Furthermore, some local governments also have promulgated local rules applicable to Internet companies operating within their respective jurisdictions. As the Internet industry itself is at an early stage of development in China, it is likely that new laws and regulations will be promulgated in the future to address issues that may arise from time to time. As a result, uncertainties exist regarding the interpretation and implementation of current and future PRC Internet laws and regulations. We can not assure you that we will not be found in violation of any current or future PRC laws or regulations due to these uncertainties, in which case we could be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of our operations.

In addition, each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and BJXR has obtained a telecommunications and information services operating license for their Internet content businesses from the Beijing Telecommunications Administration Bureau. In addition, each of Beijing AirInbox, Beijing WINT, BJXR and Beijing Chengxitong has obtained a nationwide value-added telecommunications license from the MII in order to provide services in multiple provinces, autonomous regions and municipalities. If any of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, BJXR or Beijing Chengxitong fails to obtain or maintain any required licenses or permits, it may be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of its operations. Any of these measures could materially disrupt our operations and materially and adversely affect our financial condition and results of operations. See “Item 4 — Information on the Company — Regulation.”

The PRC government or the telecommunications operators may prevent us from distributing, and we may be subject to sanctions for, content that any of them believes is inappropriate.

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

The telecommunications operators also have their own policies that restrict the distribution by wireless value-added service providers of content they deem inappropriate. For instance, they have punished certain providers for distributing content deemed by them to be obscene. Such punishments have included censoring of content, delays in payments of fees by the telecommunications operators to the offending service provider, forfeiture of fees owed by the telecommunications operators to the offending service provider and suspension of the service on the telecommunications operators’ networks. Accordingly, even if we comply with PRC governmental regulations relating to licensing and foreign investment restrictions, if the PRC government or the telecommunications operators were to take any action to limit or prohibit the distribution of information we provide or to limit or regulate any current or future content or services available to our users, our revenues could be reduced and our reputation harmed. For example, in August 2004, China Mobile notified us that one of our IVR services in early June 2004 had contained inappropriate content. For this infraction, China Mobile suspended until the end of 2004 approval of new applications from us for new products and services on all platforms and also suspended joint promotions with us. In addition, China Mobile suspended for one year, until June 30, 2005, approval of our applications to operate on new platforms. We cannot assure you that we will not be subject to sanctions in the future for violating content-related regulations of the PRC government or policies of any of the telecommunications operators.

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

The wireless value-added services, wireless Internet, mobile advertising and telecommunications industries are characterized by rapid advances in technology, industry standards and customer demands. New technologies, industry standards or market demands may render our existing products, services or technologies less competitive or obsolete. Telecommunications operators in China are currently anticipating the introduction of 3G telecommunications services. Responding and adapting to 3G and other technological developments and standards changes in our industry may require substantial time, effort and capital investment. If we are unable to respond successfully to technology, industry and market developments, such developments may materially adversely affect our business, results of operations and competitiveness.

Risks Relating to the People’s Republic of China

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.

Changes in the PRC’s economic, political and social conditions, as well as government policies, could affect our business. Although China has been one of the world’s fastest-growing economies in terms of gross domestic product, or GDP, since 1978, we cannot assure you that such growth will be sustained in the future. Moreover, any negative development in the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in China.

In addition, the PRC economy differs from the economies of most developed countries in many respects. The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

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

Under China’s existing foreign exchange regulations, our subsidiaries, KongZhong Beijing, Beijing Anjian Xingye and KongZhong China, are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions under the capital accounts of our subsidiaries, KongZhong Beijing, Beijing Anjian Xingye and KongZhong China, and of our operating companies, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Beijing Chengxitong and BJXR, continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the State Administration of Foreign Exchange, or SAFE. In particular, if KongZhong Beijing, Beijing Anjian Xingye or KongZhong China borrow foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance KongZhong Beijing, Beijing Anjian Xingye or KongZhong China by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. In addition, if we finance Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Beijing Chengxitong or BJXR by loans, we must obtain approval from SAFE. These limitations could affect the ability of KongZhong Beijing, Beijing Anjian Xingye, KongZhong China, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Beijing Chengxitong or BJXR to obtain foreign exchange through debt or equity financing.

PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

The SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents in connection with our prior and any future offshore acquisitions.

The SAFE regulation required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

Those of our directors and senior officers who are our shareholders and PRC residents inform us that they have made the necessary applications and filings, as required under this regulation. However, as these regulations are still relatively new and there is uncertainty concerning the reconciliation of the new regulation with other approval requirements, it is unclear how the regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended, implemented or enforced by the relevant government authorities. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and other legal sanctions, and prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

Fluctuation of the Renminbi could adversely affect the value of and dividends payable on our ADSs.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the PRC government’s new policy, the Renminbi is permitted to fluctuate within a managed band against a basket of certain foreign currencies. Although daily fluctuations of the Renminbi against the basket of currencies are currently limited to 0.5% per day, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. We cannot guarantee that the Renminbi will not be permitted to enter into a full float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Because we receive substantially all of our revenues in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in China over the past 20 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us and foreign investors, including you. In addition, the PRC government may enact new laws or amend current laws that may be detrimental to our current contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR, which may in turn have a material adverse effect on our business operations.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

We are a company incorporated under the laws of the Cayman Islands, and our subsidiary and substantially all of our assets are located outside the United States. In addition, most of our directors and officers and their assets are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon our directors or officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

Our PRC legal counsel, King & Wood, has advised us that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries. As a result, recognition and enforcement in China of judgments of a court obtained in those jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

Item 4. Information on the Company

History and Development of the Company

We were incorporated on May 6, 2002 under the laws of the Cayman Islands as Communication Over The Air Inc., an exempted limited liability company. In March 2004, we changed our name to KongZhong Corporation. We are headquartered in Beijing, China, and provide wireless value-added services and wireless Internet sites to mobile phone users throughout China.

We conduct our business in China solely through our wholly-owned subsidiaries, KongZhong Beijing, KongZhong China and Beijing Anjian Xingye. In order to meet domestic ownership requirements under PRC law, which restrict us and our subsidiaries, as foreign or foreign-invested companies, respectively, from operating certain value-added telecommunications and Internet services, we operate our wireless value-added services through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR, all of which are based in China and are wholly owned by PRC citizens. We do not have any equity interests in Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong or BJXR, but enjoy the economic benefits of these companies through a series of contractual arrangements as described below.

Our principal executive office is located at 35th Floor, Tengda Plaza, No. 168, Xizhimenwai Street, Beijing, China, 100044. Our telephone number is (8610) 8857-6000. The address of our primary website is www.KongZhong.com and the address of our primary wireless Internet site is Kong.net. Information contained on our website or our wireless Internet site does not constitute a part of this annual report. Our agent for service of process is CT Corporation System located at 111 Eighth Avenue, New York, New York, 10011.

In July 2004, we completed the initial public offering of our ADSs representing our ordinary shares and listed the ADSs on the Nasdaq Global Market, or Nasdaq.

Our Investments and Acquisitions

In December 2004, we signed an agreement with eFriendsNet Entertainment Corp., or EFN, a leading social networking company in China, to purchase 10% of the total equity interest in EFN for $0.5 million. We completed the investment in March 2005. In January 2006, we sold all our shares in EFN for an immediate cash consideration of $1.7 million. We received additional payments of $ 0.2 million on February 7, 2007.

In February 2005, we entered into an investment agreement with Beijing WINT, its original shareholders and our designees pursuant to which the original shareholders transferred 100% of the equity interest in Beijing WINT to our designees for RMB 13.84 million (approximately $1.68 million at the then-prevailing exchange rate) consisting of RMB4.02 million (approximately $0.49 million) in cash and RMB9.82 million (approximately $1.19 million) satisfied by waiving receivables from former shareholders of Beijing WINT. As a result of a series of contractual arrangements with our designees, all of whom are our employees, we enjoy all of the economic benefits of Beijing WINT. For a further description of these agreements, see “— Our Corporate Structure” below, as well as “Item 7— Major Shareholders and Related Party Transactions— Related Party Transactions.” Beijing WINT is focused on developing WAP products and services.

On May 12, 2005, our operating companies, Beijing AirInbox and Beijing WINT, signed an agreement with the original shareholders of Tianjin Mammoth to acquire 95% and 5%, respectively, of the equity interest in Tianjin Mammoth for an aggregate consideration of RMB 6 million, or approximately $724,944 at the then-prevailing exchange rate, of which $675,379 was paid in 2005 and the remaining balance of $49,565 was paid in June 2006. The acquisition was concluded on May 24, 2005. Tianjin Mammoth was founded in June 2002 and has become a well-known mobile game developer in China. Since the acquisition, Tianjin Mammoth has primarily developed games for KongZhong affiliates.

In November 2005, we entered into a definitive agreement with Beijing Chengxitong, its original shareholders and our designees pursuant to which the original shareholders transferred 100% of the equity interest in Beijing Chengxitong, a wireless value-added service provider in Hubei province, central China, for a purchase price of RMB14.45 million (approximately $1.79 million at the then-prevailing exchange rate), consisting of RMB4.4 million (approximately $0.54 million) in cash and RMB10.05 million (approximately $1.24 million) satisfied by waiving receivables from former shareholders of Beijing Chengxitong. Of the $0.54 million in cash, $0.50 million was paid in 2005 and the remaining balance of $0.04 million was paid in January 2006. In July 2006, we changed Beijing Chengxitong’s registered address from Wuhan, Hubei province, to Beijing and consequently changed its name from Wuhan Chengxitong to Beijing Chengxitong.

In January 2006, we entered into a definitive agreement to acquire 100% of Sharp Edge, a company incorporated in the British Virgin Islands and based in Beijing, which provided wireless value-added services on the SMS, IVR and CRBT technology platforms through its operating entity, BJXR. We waived $ 0.83 million in receivables from former shareholders of Sharp Edge, and paid cash consideration of $7 million, $11 million and $17 million during the first quarter of 2006, the third quarter of 2006 and the first quarter of 2007, respectively. Sharp Edge reported unaudited net income of approximately $1.93 million for the year ended December 31, 2005. Of its 2005 revenues, approximately 50% was from the customers of China Telecom, 33% from the customers of China Netcom, 13% from the customers of China Unicom and 4% from the customers of China Mobile. Following our acquisition, we deregistered Sharp Edge and became the direct owner of its wholly owned PRC subsidiary, Beijing Anjian Xingye.

Our Corporate Structure

The chart below sets forth our corporate and share ownership structure as of March 31, 2007.

PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include wireless value-added services. See also “— Regulation.” To comply with PRC regulations, we conduct substantially all of our wireless value-added operations through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR, which are wholly owned by PRC citizens or entities.

Beijing AirInbox was established in April 2002 with Yang Cha holding 45% of its total equity interest, Songlin Yang, an uncle of our co-founder, Nick Yang, holding 42%, Yunfan Zhou, our co-founder, holding 10% and Zhen Huang, the wife of Nick Yang, holding 3%. In October 2006, Yang Cha and Yunfan Zhou transferred their equity interests to our employees Linguang Wu and Guijun Wang, respectively, with the result that Linguang Wu holds 45% and Guijun Wang holds 10% of the total equity interest in Beijing AirInbox.

Beijing Boya Wuji was established in March 2004 with each of Yunfan Zhou and Zhen Huang holding 50% of its total equity interests. In January 2005, Beijing AirInbox acquired 40% of the total equity interests of Beijing Boya Wuji from Yunfan Zhou and 40% from Zhen Huang, with the result that Beijing AirInbox held 80% of Beijing Boya Wuji, and Yunfan Zhou and Zhen Huang each held 10%. In October 2006, Yunfan Zhou and Zhen Huang transferred each of their 10% equity interests to Beijing AirInbox, resulting in Beijing AirInbox holding 100% of the equity interest in Beijing Boya Wuji.

Beijing WINT is 40% owned by Yang Yang, 30% owned by Linguang Wu and 30% owned by Guijun Wang, all of whom are our employees. In July 2006, Guijun Wang and Linguang Wu transferred each of their 30% equity interests to Hai Qi, one of our employees, with the result that Hai Qi holds 60% and Yang Yang holds 40% of the total equity interest in Beijing WINT.

Tianjin Mammoth is 95% owned by Beijing AirInbox and 5% owned by WINT.

BJXR is 51% owned by Guijun Wang and 49% owned by Yang Li, both of whom are our employees.

Beijing Chengxitong is 90% owned by Yang Li and 10% owned by Xuelei Wu, both of whom are our employees.

We do not have any equity interests in Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Beijing Chengxitong or BJXR but instead enjoy the economic benefits of these companies through a series of contractual arrangements, which we and our subsidiaries, KongZhong Beijing and Beijing Anjian Xingye, have entered into with these companies and/or their respective shareholders as described below. For a further description of each of these agreements, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

As part of these contractual arrangements, we have entered into loan agreements with each of the shareholders of Beijing AirInbox, pursuant to which long-term loans were provided to each of these shareholders to be invested exclusively in Beijing AirInbox. Each shareholder has also agreed to repay these loans only in the form of a transfer of all of his or her interest in Beijing AirInbox to either KongZhong Beijing or our designees to the extent allowed by PRC law under certain circumstances. We currently do not plan to extend any additional loans to the shareholders of Beijing AirInbox or to extend any loans to the shareholders of our other operating companies. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

Each of Beijing AirInbox, Beijing WINT and Beijing Chengxitong and their respective shareholders also has entered into an exclusive share option agreement with KongZhong Beijing. Pursuant to these agreements, each of the shareholders of Beijing AirInbox, Beijing WINT and Beijing Chengxitong has granted an exclusive option to KongZhong Beijing or our designees to purchase all or part of such shareholder’s equity interest in Beijing AirInbox, Beijing WINT or Beijing Chengxitong, as the case may be, in accordance with PRC law, and has covenanted not to encumber such equity interest in any manner other than as permitted by KongZhong Beijing.

KongZhong Beijing has entered into business operation agreements with each of Beijing AirInbox, Beijing WINT and Beijing Chengxitong and their respective shareholders. Pursuant to these agreements, Beijing AirInbox, Beijing WINT, Beijing Chengxitong and their respective shareholders agreed to appoint individuals designated by KongZhong Beijing to the management team of Beijing AirInbox, Beijing WINT and Beijing Chengxitong, and to refrain from taking certain actions that may materially affect these companies’ operations. Each of the shareholders of Beijing AirInbox, Beijing WINT and Beijing Chengxitong also has executed an irrevocable power of attorney in favor of individuals designated by KongZhong Beijing. Pursuant to these powers of attorney, those designated individuals have full power and authority to exercise all of such shareholders’ rights with respect to their equity interests in Beijing AirInbox, Beijing WINT or Beijing Chengxitong.

KongZhong Beijing has entered into technical and consulting services agreements with each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and Beijing Chengxitong. Pursuant to these technical and consulting services agreements, KongZhong Beijing provides certain technical and consulting services to Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and Beijing Chengxitong in exchange for service fees. Each of the shareholders of Beijing AirInbox, Beijing WINT and Beijing Chengxitong has entered into an equity pledge agreement with KongZhong Beijing, pursuant to which these shareholders pledged their respective interests in Beijing AirInbox, Beijing WINT or Beijing Chengxitong, as the case may be, to guarantee the performance of such companies’ payment obligations under the respective technical and consulting services agreements.

KongZhong China has entered into a technical and consulting services agreement with Beijing AirInbox, pursuant to which KongZhong China provides certain technical and consulting services to Beijing AirInbox in exchange for service fees.

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

In the opinion of our PRC legal counsel, King & Wood, the ownership structures of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR, our contractual arrangements with these companies and their respective shareholders and the businesses and operations of these companies as described in this annual report are in compliance with all existing PRC laws and regulations and are enforceable in accordance with their terms and conditions. In addition, our PRC legal counsel is of the opinion that, with respect to Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR, no consent, approval or license, other than those already obtained, is required under any of the existing PRC laws and regulations for the effectiveness and enforceability of the ownership structures, contractual arrangements, businesses and operations of these companies, with the exception that Beijing AirInbox is required to obtain a license pursuant to the Internet News Information Services Regulations, for which Beijing AirInbox’s application is pending. In addition, there are substantial uncertainties regarding the interpretation and implementation of current PRC laws and regulations. See “— Regulation” and “Item 3— Key Information — Risk Factors— Risks Relating to Our Business — If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the value-added telecommunications industry, we could be subject to severe penalties,” and “— Our contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.” As discussed in those risk factors, certain events may cause us to lose the benefits and control intended to be created by these arrangements.

Capital Expenditures and Divestitures

See “Item 5 — Operating and Financial Review and Prospects — Capital Expenditures” for information concerning our principal capital expenditures since our inception and those planned for 2007. We have not undertaken any significant divestitures.

Business Overview

We are one of China’s leading providers of wireless value-added services to mobile phone users as well as a wireless media company providing news, content and mobile advertising services through our wireless Internet sites.

According to Analysys International, based on revenue figures obtained from the telecommunications operators, we were the leading provider in China of wireless value-added services on the MMS technology platform and were ranked second as a service provider in China on the WAP technology platform. We began providing wireless value-added services on the networks of China Mobile in 2002. Since 2004 we have provided wireless value-added services on the networks of China Unicom, China Telecom and China Netcom, China’s other major telecommunications operators.

We provide interactive entertainment, media and community services to mobile phone users through 2G technology platforms, including SMS, IVR and CRBT, and through 2.5G technology platforms, including WAP, MMS and Java™, which offer higher quality graphics, richer content and interactivity than 2G wireless services.

We deliver a broad range of services that users can access directly from their mobile phones, by using our access code or by choosing an icon pre-loaded in select models of handsets; from a telecommunications operator’s portal or web site; from our website, www.KongZhong.com. Substantially all of our services are ordered by users directly through their mobile phones and all services are delivered through mobile phones. Our services are organized in three major categories, consisting of:

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

Users can purchase our value-added services on a single-transaction basis or on a subscription basis. We provide our services mainly pursuant to our cooperation arrangements with the telecommunications operators and their provincial subsidiaries, the terms of which are generally for one year or less. We do not directly bill our users, and depend on the billing systems and records of the telecommunications operators to bill and collect all fees. We generally do not have the ability to independently verify the accuracy of the billing systems of the telecommunications operators. As the telecommunications operators do not provide us with a detailed revenue breakdown on a service-by-service basis, we depend on our internal data management system to monitor revenues derived from each of our services. We make our business decisions based on our internal data, taking into account our historical experience in reconciling our internal data to our actual results of operations and other factors including strategic considerations.

The following diagram illustrates how our services are provided through technology platforms to users.

We continuously produce and source new content that appeals to our target consumers for value-added services. Utilizing software we have developed, our experienced editors and producers edit, redesign and repackage our content for our different services and technology platforms in a manner that appeals to consumers and ensures a consistent user experience across different mobile handset models. We obtain our content through in-house writers, freelance writers and third-party suppliers. Through contractual arrangements, we have exclusive rights over the content produced by our in-house writers, the content specifically produced for us by freelance writers and some of the content sourced from third-party suppliers.

We launched our wireless Internet site, Kong.net, in 2004 and strengthened it in 2005 and 2006. According to Analysys International, Kong.net was one of the leading wireless Internet portals in China based on Analysys’ research data about China Mobile’s WAP user traffic. Users can visit Kong.net directly from their mobile phones to browse for news and information, engage in on-line chats, write blogs, update photo albums and play games. Our mobile advertising product offerings primarily consist of text-link, banner and button advertisements that appear on the pages of Kong.net. Kong.net was named “Media with the Highest Potential” at the 2006 China Advertising Summit. Developing our wireless Internet business will continue to be a key initiative and focus of our efforts in 2007.

Our Business

Our Wireless Value-Added Services

The following are the three major service areas on which we focus:

•
Interactive Entertainment. We offer a wide range of interactive entertainment services, including mobile games, karaoke, electronic books and mobile phone personalization features, such as ringtones, wallpaper, icons, clocks and calendars. We provide our interactive entertainment services through all of our technology platforms. Mobile phone users can download on demand or subscribe for regular downloads of our interactive entertainment services, although most of our mobile games are offered on a single-transaction basis. Some of our most popular interactive entertainment services include:

−
Mobile Games. We focus on offering mobile games based on 2.5G platforms including WAP and Java™. In 2005, we established a dedicated mobile games product development team to develop and publish 2.5G mobile games and also acquired Tianjin Mammoth, a mobile games developer. As of December 31, 2006, we had a library of over 100 internally developed mobile game titles. We focused in 2006 on mobile on-line games. Our internally developed mobile on-line game “e 3-Kingdom” was named “Most Popular Mobile Networking Game” at the 2006 China Joy Best Games Contest.

−	Pictures and Logos. Mobile phone users can download pictures and logos to personalize the background of their mobile phone screens. Such pictures include cartoons, pets and scenic photos.

−	Polyphonic Ringtones. Our ringtones enable a mobile phone user to personalize their ringtones using the melodies of their favorite songs or special sound effects.

•
Media. Users can download our media content on either a single-transaction basis or a monthly subscription basis. Media content covers international and domestic news, entertainment, sports, fashion, lifestyle and other special interest areas. Some of our most popular media services include:

−	News. We offer international and domestic news, delivered in a format easy for the reader to peruse. Our WAP version enables users to easily search for news that interests them.

−	Entertainment. Our entertainment magazine focuses on high-profile celebrities and includes star biographies, interviews and photos.

−	Sports. Our sports magazine features sports news, game scores and information about sports stars.

•
Community. Users can engage in community-oriented activities such as interactive chatting, message boards, dating and networking. Users may access our community services on a monthly subscription basis or single-transaction basis. Some of our most popular community services include:

−
Chat. We offer a variety of chat services. For instance, we have a virtual reality game that allows mobile phone users to choose the lifestyle they dream of and interact with the city’s other inhabitants/players.

−
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

−
Photo Albums. Our photo albums allow mobile users to post and arrange their photos taken with their mobile handsets into albums accessible via their handsets. Utilizing the WAP technology platform, mobile users can access photo albums in a manner similar to accessing photo albums on the Internet.

Our Wireless Internet Business

We have developed a wireless Internet site that customers can visit from their mobile phones through their WAP browser while using 2.5G mobile networks. Our original wireless Internet domain name, or URL, was cota.cn before we moved to Kong.net in 2006. Our wireless Internet site is independent of the telecommunications operators’ portals, including China Mobile’s Monternet™ portal. Through Kong.net, we offer news, community services, games and other interactive media and entertainment services to our customers free of charge. We also sell advertising space on Kong.net in the form of text-link, banner and button advertisements. We launched our wireless Internet site in 2004, and began expanding our offerings in 2005 and 2006. We conducted a major advertising campaign in 2006 to drive traffic to our wireless Internet site and promote recognition of Kong.net and our corporate brand. We believe, based on a market survey that we commissioned, that the brand awareness of Kong.net was significantly increased by our advertising campaign. Kong.net was named “Media with the Highest Potential” at the 2006 China Advertising Summit. In 2006, we began to generate mobile advertising revenues from the business.

We have signed cooperation agreements with over 50 content providers including Beijing Mapabc, a digital map provider, SouFun.com, a real estate portal, and Hexun.com, an on-line financial news provider, to include selected content from these providers on Kong.net. We are also working to enhance our wireless Internet search capability.

In March 2007, we launched our wireless Internet community site Ko.cn and conducted two major marketing campaigns to increase the user base of Ko.cn. Kong.net and Ko.cn contain links to each other. We believe synergy can be developed between Kong.net and Ko.cn that will significantly increase traffic to, and user stickiness at, these two sites, and promote our corporate brand.

Our wireless Internet business is a new business and strategic initiative that we are undertaking with the aim of further expanding our product offerings, strengthening our competitive advantages, increasing corporate brand awareness and preparing ourselves for the eventual launch of 3G networks in China. We believe that mobile phone users demand increasing amounts of information and entertainment and that wireless Internet sites offer the most convenient means to satisfy this demand. Although the traffic from the users’ mobile phones to the WAP sites is still carried by telecommunications operators, our wireless Internet business does not rely on the telecommunications operators for billing and collection, and is not as heavily affected by the policies or guidelines of telecommunications operators as our wireless value-added services business. We believe this strategic initiative is an important part of our efforts to continue growing our business over the long term.

We believe that mobile advertising revenues generated from our wireless Internet business may eventually become a significant revenue source if the volume of traffic to our wireless Internet sites becomes sufficiently large and the mobile advertising market grows steadily. However, we do not expect any contribution to net income from our wireless Internet business during the next few years.

Our Technology Platforms

2.5G Wireless Standard Services

We deliver our 2.5G services primarily to users of mobile phones that either are based on the global system for mobile communication, or GSM, standard and utilize general packet radio service, or GPRS, technology or are based on the code-division multiple access, or CDMA, standard and utilize CDMA 1x technology, in both cases through the WAP, MMS and Java™ technology platforms.

•
Wireless Application Protocol (WAP). WAP allows users to browse content on their mobile phones so that users can request and receive information in a manner similar to accessing information on Internet web sites using personal computers. We provide our WAP services primarily over China Mobile’s GPRS networks. Our WAP services allow users to download color and animated pictures, logos and wallpaper, interactive mobile games, customized ringtones and other Internet content. We launched WAP services in May 2002, but did not begin to receive revenues for such services until September 2002, when China Mobile began to allow service providers to charge fees for WAP services. In 2006, China Mobile selected us to provide services on two of China Mobile’s nine premium WAP channels, the game channel and the music channel, for an initial period of six months. These channels were launched in December 2006 and serve to enhance the visibility of our products on China Mobile’s Monternet™ site.

•
Multimedia Messaging Services (MMS). MMS is a messaging service that we deliver over GPRS networks and that, in China, allows up to 50 kilobytes of data to be transmitted in a single message, compared to 140 bytes of data via SMS. As a result, MMS enables users to download colorful pictures and advanced ringtones. We launched MMS services in October 2002, but did not begin to receive revenues for such services until April 2003, when China Mobile started to allow service providers to charge fees for MMS. Our monthly subscription services automatically send information to users’ mobile phones, and include news, beauty, celebrity photographs and special collectible items. Our services that can be downloaded on a single-transaction basis include pictures, screensavers, ringtones and special sound effects.

•
Java™. Java™ technology allows mobile phone users to play interactive and networked mobile games, perform karaoke and download applications, such as screensavers and clocks, to customize their mobile phone settings. We launched services based on the Java™ programming language in September 2003, but did not begin to receive revenues for such services until November 2003, when China Mobile started to allow service providers to charge fees for Java™ services. Although our Java™ revenues decreased in 2006 because of users’ dissatisfaction with the instability of the China Mobile interface for mobile games, we expect revenues from our Java™-based services to rebound as more models of mobile phones sold in China incorporate this technology and we develop new services utilizing the Java™ language.

2G Wireless Standard

We deliver our 2G services primarily through the SMS, IVR and CRBT technology platforms.

•
Short Messaging Services (SMS). SMS is the basic form of mobile messaging service, and is supported by substantially all mobile phone models currently sold. Users can receive our products and services, which include news, jokes, weather forecasts and short stories, through their mobile phones on a subscription or single-transaction basis. We launched and began receiving revenues from SMS in July 2002.

•
Interactive Voice Response (IVR). Interactive voice response services allow users to access voice content from their mobile phones, including music, chat, foreign-language instruction and novels. We launched and began receiving revenues from IVR services in December 2003.

•
Color Ring Back Tone (CRBT). Color ring back tones allow a mobile phone user to customize the sound that callers hear when ringing the user’s mobile phone. We offer a variety of entertaining content, including pre-recorded messages, movie dialogues and soundtracks and a wide range of classical and popular music. We launched and began receiving revenues from our CRBT services in October 2003.

Although our focus has been and remains on providing services based on 2.5G technology platforms, we have continued to pursue a diversified growth strategy. In 2005, our product development and sales and marketing teams increased their efforts to develop and promote 2G services, and we continued these efforts in 2006. The portion of our total revenues from 2G services grew to 51.2% in 2006 from 27.3% in 2005, because of our ongoing efforts and also as a result of our acquisition of Sharp Edge, which derived most of its revenues from the provision of 2G services.

Strategic Relationships

We have established cooperation arrangements with telecommunications operators, mobile handset manufacturers, content providers and other business partners to produce, promote and market our services. We provide our wireless value-added services mainly pursuant to cooperation agreements through China Mobile’s Monternet™ network. Since 2004, we also have provided our wireless value-added services through China Unicom’s Uni-Info™ mobile network and each of China Netcom’s and China Telecom’s Personal Handyphone Systems, or PHS systems, which are based on fixed-line networks. In addition, we cooperate with several of China’s leading mobile handset manufacturers, which make select handset models with a wireless value-added services icon in the handset’s menu that enables users to access our services directly. We pay service fees to the telecommunications operators, mobile handset manufacturers, mobile handset distributors, content providers and other partners, where relevant.

Telecommunications Operators

China Mobile is the world’s largest mobile telecommunications network operator in terms of subscribers, with 301.2 million subscribers as of December 31, 2006, according to China Mobile’s public filings with the SEC. Our working relationship with China Mobile is critical to the operation and continued development of our business. See “Item 3 — Risk Factors — Risks Relating to Our Business —We depend on China Mobile and the other Chinese telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.” We provide wireless value-added services in 31 Chinese provinces or provincial-level municipalities pursuant to cooperation agreements with China Mobile and its provincial subsidiaries. Generally, these agreements have terms of one year or shorter, but renew automatically unless either party objects. We were one of the first wireless service providers to work with China Mobile to develop and offer WAP, MMS and Java™. We continue to jointly develop and promote wireless value-added services with China Mobile and its provincial subsidiaries, which is generally more cost-effective and far-reaching than if we were to promote these services through traditional advertising.

In addition to our cooperation agreements with China Mobile and its provincial subsidiaries, we have entered into cooperation agreements pursuant to which we provide 2.5G and 2G services on the networks of China Unicom, and 2G services on the networks of China Netcom and China Telecom. Aggregate revenues from the cooperation agreements with these three telecommunications operators amounted to 1%, 5% and 24% of our total revenues during the years ended December 31, 2004, 2005 and 2006, respectively. Such increases resulted from organic growth and our acquisition of Sharp Edge in 2006, because most of Sharp Edge’s revenues were derived from relationships with these three telecommunications operators.

We charge our customers content fees, which vary among our different services, on either a single-transaction or a monthly subscription basis. We establish the fees paid by our customers in consultation with the telecommunications operators and, in turn, pay a portion of these fees to the telecommunications operators through which our services are provided.

Pursuant to our agreements with the subsidiaries of China Mobile, we generally pay to China Mobile subsidiaries 15% of the fees we generate from providing our services to customers through such subsidiaries’ networks. China Mobile subsidiaries also offer to provide us with customer services or customer services packaged with marketing and promotional services in return for an additional 15% or 35%, respectively, of the fees we generate from providing our services through such subsidiaries’ networks. However, because we maintain our own customer service and sales and marketing capabilities, we generally do not contract with China Mobile subsidiaries for such services. In addition, China Mobile subsidiaries deduct a net transmission charge from our portion of the fees for services provided on the MMS and SMS platforms. Such transmission charge is equivalent to the transmission fee set forth in the table below multiplied by the number of messages we send through the telecommunications operator’s network minus the number of messages we receive from users requesting our services.

Pursuant to our agreements with China Unicom and its subsidiaries, we generally pay each China Unicom subsidiary 20% to 30% of the fees we generate from providing our services to customers through such subsidiary’s network, with the exception of IVR services, with respect to which we pay 35%.

Pursuant to our agreements with China Telecom, China Netcom and their respective subsidiaries, we generally pay each China Telecom and China Netcom subsidiary 20 to 30% of the fees we generate from providing our services to customers through such subsidiary’s network, with the exception of IVR services, with respect to which we pay 50%.

The following table sets forth the principal fees that we charged our customers for our services and the service and transmission fees that we paid to the telecommunications operators as of December 31, 2006.

	Fees we charged customers		Fees we paid telecommunication operators
	Transaction fee per unit(1)	Monthly subscription fee	Service fees	Transmission fee(2)
(in RMB(3), except percentages)
WAP	0.50-2.00	2.00-8.00	15%-40%	N/A
MMS	0.50-3.00	5.00-30.00	15%	0.15-0.20
Java™	1.00-15.00	N/A	15%	N/A
SMS	0.10-2.00	2.00-20.00	15%-50%	0.02-0.08
IVR	0.10-3.00	5.00-8.00	30%-60%	N/A
CRBT	0.50-4.00	3.00-6.00	15%-50%	N/A
____________

(1)	Transaction fees are per download for WAP, MMS, Java™, SMS and CRBT and per minute for IVR.
(2)
A transmission fee is assessed for each message we send in excess of the number of messages we receive. The amount of the transmission fee for each month depends on the volume of messages sent in that month. No transmission fees are assessed for WAP, JAVATM, IVR or CRBT services.

(3)	Our fees are charged in Renminbi. The noon buying rate certified by the Federal Reserve Bank of New York was RMB 7.8041 = $1.00 on December 29, 2006.

We rely primarily on the telecommunications operators to provide billing and collection services for us. Each telecommunications operator incorporates the fees for our services into the invoices that such operator sends to its customers on a monthly basis. We receive monthly statements from each of the telecommunications operators, which indicate the aggregate amount of fees that were charged to customers for services that we provided. For a description of our revenue recognition policy, see “Item 5 — Operating and Financial Review and Prospects — Critical Accounting Policies — Revenue Recognition.” Also see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We depend on China Mobile and the other Chinese telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.”

Material Contracts with Telecommunications Operators

The term of our contracts with the telecommunications operators is generally one year or shorter. When such contracts expire, we rely on the automatic renewal clauses contained in such contracts, execute an extension or enter into new contracts. On occasion, the renewal or the execution of new contracts can be delayed by several months. Based on our experience, in the event that a contract expires and is not promptly renewed, the telecommunications operator typically continues to honor the expired contract until such time that an extension is executed or a new contract is signed. We cannot assure you that any telecommunications operator will in fact continue to honor an expired contract. The specific termination and other material provisions of our more significant contracts with the telecommunications operators are set forth below.

Beijing AirInbox has entered into a cooperation agreement with China Mobile to provide WAP services to customers nationwide on the Monternet™ portal during the period January 1, 2007 through December 31, 2007. Pursuant to this agreement, Beijing AirInbox pays China Mobile a service fee of 15% of the revenues generated from providing WAP services to customers. Beijing AirInbox may not provide the same content that it provides to China Mobile under this agreement to other operators or WAP sites. Any violation of such provision entitles China Mobile to terminate this agreement. Beijing AirInbox also has entered into contracts with certain provincial subsidiaries of China Mobile that provide access to Beijing AirInbox’s WAP services through the provincial subsidiaries’ WAP portals.

Beijing AirInbox has entered into a cooperation agreement with China Mobile to provide MMS services on China Mobile’s nationwide network during the period January 1, 2007 through December 31, 2007. Pursuant to this agreement, Beijing AirInbox pays China Mobile a service fee of 15% of the revenues generated from providing MMS services to customers, plus net transmission charges. Beijing AirInbox may not provide the same content that it provides to China Mobile under this agreement to other telecommunications operators. Any violation of such provision entitles China Mobile to terminate this agreement.

Beijing AirInbox has entered into a cooperation agreement with China Unicom to provide wireless value-added services to its customers on China Unicom’s mobile communication network and data service platform. The fee splits between Beijing AirInbox and China Unicom vary with the type of wireless value-added services that are provided. This agreement was effective from February 2, 2005, the date of execution, and was due to expire on March 31, 2005 but was automatically extended until March 31, 2007. China Unicom has informed us that it is further extending the contract to June 30, 2007.

Mobile Handset Manufacturers

We have established distribution arrangements with mobile handset manufacturers, including Motorola, Samsung, Amoi, Lenovo, Sony Ericsson and other major domestic and international handset manufacturers. Pursuant to these distribution arrangements, we pre-load into the menu of certain mobile handsets our WAP icons and MMS, SMS, JAVATM and IVR short codes, which enable customers to access our wireless value-added services quickly and easily. We pay the mobile handset manufacturers 40% to 60% of the net revenues that we receive from the telecommunications operators, generally after deducting the telecommunications operators’ service fees, with respect to our wireless value-added services that are accessed by means of the pre-loaded icons and short codes. We currently have distribution arrangements with 41 mobile handset manufacturers. The terms of these agreements are generally for one year, and pertain to specific mobile handset models. In addition, we also leverage our relationships with the mobile handset manufacturers to enter into joint marketing programs.

In addition to pre-loading our icons and short codes into selected mobile handsets, until recently we also embedded our icons and codes in selected handsets. On April 11, 2007, the MII issued a notice barring the production of mobile handsets with embedded icons and codes that cannot be changed or deleted by customers. We have altered our arrangements with mobile handset manufacturers to comply with the notice, which took effect on June 1, 2007. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our efforts to develop additional distribution channels for our wireless value-added services may not succeed or may be halted by MII or the telecommunications operators.”

In 2004, we entered into an agreement with Panasonic pursuant to which we establish and maintain their web sites specially designed for wireless value-added services downloads and exclusively manage the provision of wireless value-added services through these web sites to the users of Panasonic mobile phones. We and Panasonic have extended this agreement through 2008. In 2005, we entered into a similar exclusive agreement with Amoi, which had a term of one year and has been automatically renewed.

Content Providers

We also have entered into licensing agreements with content providers. Pursuant to these agreements, we contract with our content providers to use their content for a fixed licensing fee or for a certain percentage, generally 10% to 60%, of the net cash we receive from telecommunications operators with respect to products and services that contain the licensed content, generally after deducting the fees paid to our distribution partners. These arrangements are typically for one or two years and are not exclusive, except for the content specifically produced for us by our freelance writers and certain content from our third-party content providers. We currently license news content from the Xinhua News Agency, China News Service, www.qianlong.com and China Foto Press, among others, and license music content from EMI Group Hong Kong Ltd., Sony BMG Music Entertainment (Asia) Inc. and Avex Asia Limited. We use the music that we license in our CRBT, song dedication, song listening, mobile karaoke, true ringtone and music video streaming and download services. We also signed agreements giving us exclusive rights in China to develop wireless value-added products and services based on the work of the Chinese actor Ge You and the content of the movie “The Promise,” directed by Chen Kaige. We have entered into license agreements with Namco Limited, Gameloft, The Walt Disney Company and Superscape Ltd. to provide their games to mobile phone users in China.

Product Development

Our product development team focuses on constantly creating new and innovative products that use the latest standards and technology with respect to both our wireless value-added services and our wireless Internet sites. China Mobile started operating its 2.5G network in May 2002. The 2.5G standard enables wireless value-added service providers to send more data in a shorter period of time, thereby facilitating the transmission of more advanced data services. We were one of the first wireless value-added service providers to work with China Mobile to develop and offer MMS and WAP services and have continued to be a leading developer of innovative services compatible with these technology platforms. We have a dedicated mobile games development team that develops Java games. At the same time, over the past two years, we have increased our product development team’s emphasis on developing and supporting our 2G products, including IVR and CRBT, which we distribute on the networks of China Mobile, China Unicom, China Telecom and China Netcom. In addition, a portion of our product development team focuses on products for our wireless Internet sites, Kong.net and Ko.cn. Among other things, they are working to improve our wireless Internet search capability. We believe that our timely delivery of new services that meet telecommunications operators’ specifications demonstrates our technical capabilities and strengthens our cooperation relationship with the telecommunications operators.

In addition to developing a range of innovative services, we also have developed a variety of programming tools that allow us to enhance customers’ enjoyment of our services. For instance, in response to the current lack of a standard operating system among mobile phones produced by different manufacturers in China, which may result in inconsistent experiences for customers accessing our services through different handset models, we have developed software tools that allow our services to be readily adapted for use on most mobile phones on the market. Such tools reduce the cost of adapting our services to new models of mobile phones and optimize the user experience in terms of format and presentation of our services.

As of December 31, 2006, our product development team consisted of 371 people.

Sales, Marketing and Customer Service

We are committed to establishing our KongZhong name as a well-recognized and reputable brand not only among our customers, but also among telecommunications operators, key industry players and owners of brand names. We sell our services principally through the telecommunication operators, as well as other distribution partners. We market through our web site, promotional events, direct marketing and media advertising. We provide support and technical services to China Mobile, China Unicom, China Telecom and China Netcom and to our customers.

Sales and Marketing

We focus on marketing our KongZhong brand name, as we believe branding is important in the wireless value-added services and wireless Internet business. In 2006, we advertised in traditional media such as television, billboards, newspapers and magazines as well as through the Internet to promote our wireless Internet site, Kong.net, and our corporate brand name, KongZhong.

We utilize our leading position among providers of wireless value-added services and our knowledge of our customers to attract joint promotion arrangements with brand-owners seeking effective channels of publicity among trend-conscious consumers. Through select distribution channels, we target young and fashion-driven consumers who we believe set trends for consumer products and services in China. For example, we promoted the movie “The Promise” pursuant to a joint promotional arrangement under which we offered exclusive wireless value-added services containing pictures and other content relating to the movie. In addition, we market through traditional offline media venues, such as through newspapers, magazines and flyers.

A majority of our revenues are derived from services provided through the networks of China Mobile. Accordingly, we devote significant resources to maintaining, expanding and strengthening our relationship with China Mobile and its subsidiaries. In addition, we have strengthened our sales and marketing of 2G services, which we provide through the networks of China Mobile as well as other telecommunications operators. As of December 31, 2006, our sales and marketing department consisted of 276 persons strategically located in 27 provinces across China to work closely with the telecommunications operators at the provincial and local levels, where pricing and other important decisions on marketing and operations are made. Our localized sales team helps us gain insight into developments in the local markets and the competitive landscape, as well as new market opportunities.

We also continuously seek alternative distribution channels, such as mobile handset manufacturers and mobile handset distributors. Our sales force also works with other distribution partners to promote our services.

To motivate our sales professionals, a portion of their compensation is based on the usage of our services in their respective regions. Sales quotas are assigned to all sales personnel according to quarterly sales plans. We also continuously explore other joint marketing strategies in order to maximize our cooperation arrangements and resources.

In addition, we have created an advertising sales team in our sales and marketing department that focuses on selling advertising at our wireless Internet site, Kong.net. Beginning in 2007, members of this team will receive sales commissions instead of the performance-based bonuses paid to other members of the sales and marketing department.

Customer Service

We view both the telecommunications operators and end users of our services as customers. Customer service is key to building our brand and our relationships with the telecommunications operators. We train our customer service representatives with an emphasis on customer satisfaction. Our customer service center handles calls, faxes and e-mails from our end users, as well as inquiries forwarded from the telecommunications operators. Our customer service representatives interact on a regular basis with, and provide training materials to, customer service representatives of telecommunications operators to enhance our customers’ experience with our services. As of December 31, 2006, our customer service department consisted of 77 persons strategically located in 15 provinces across China.

Competition

We face significant competition in China’s wireless value-added services market. The MII has reported on its website that in 2006 more than 1,400 service providers held nationwide licenses to supply content and services on Chinese telecommunications operators’ networks. We compete with these companies primarily on the basis of brand, the type and timing of service offerings, content and business partner and channel relationships. We also compete for experienced and talented employees.

Some of our competitors may have more human and financial resources and a longer operating history than us. For example, Internet portals providing wireless value-added services may have an advantage over us with their longer operating history, more established brand name, larger user base and Internet distribution channels. Furthermore, some competitors may be able to develop or exploit new technologies faster than us, or offer a broader range of products and services than we are presently able to offer. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We may face increasing competition, which could reduce our market share and materially adversely affect our financial condition and results of operations.”

2.5G Wireless Standard Services

Our primary competitors in the 2.5G wireless value-added services market in China include Internet portals, such as Sina Corporation, Sohu.com Inc., NetEase.com Inc. and TOM Online Inc., as well as providers focused on wireless value-added services, such as Hurray! Solutions Limited and Linktone Limited. According to Analysys International, in 2006, TOM Online Inc., we, Hurray! Solutions Limited, Beijing Liandong Weiye Technology Development Company, Ltd. and Sohu.com Inc. were ranked 1 through 5, respectively, in the WAP services market in China, based on revenue figures obtained from the telecommunications operators. According to Analysys International, in 2006, we, TOM Online Inc., Linktone Limited, Sina Corporation, Hurray! Solutions Limited were ranked 1 through 5, respectively, in the MMS services market in China, based on revenue figures obtained from the telecommunications operators.

2G Wireless Standard Services

Competition is particularly intense in China’s 2G-based wireless value-added services market as the barriers to entry are relatively low compared to the 2.5G market. Our primary competitors in this market include Internet portals, such as Sina Corporation, Sohu.com Inc., Netease.com Inc. and TOM Online Inc., and providers focused on wireless value-added services, such as Tencent Technology Limited and Linktone Limited. According to Analysys International, in 2006 TOM Online Inc., Sina Corporation, Tencent Technology Limited, Linktone Limited and we were ranked 1 through 5, respectively, in the SMS services market in China, based on revenue figures obtained from the telecommunications operators. In 2006, we grew our 2G revenues by 157% compared to 2005. Given the intense competition in this market, however, we cannot assure you that our 2G revenues will continue to grow at the 2006 pace, if at all. During the fourth quarter of 2006, China Unicom, China Telecom and China Netcom began implementing new rules requiring that users confirm new subscriptions twice. Largely as a result of these new rules, during the first quarter of 2007, our 2G revenues decreased 25% from the prior quarter.

Intellectual Property and Proprietary Rights

We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition, confidentiality and licensing agreements with our senior officers, clients, partners and others to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, we cannot be certain that the steps we have taken will prevent misappropriation of our content or technology, particularly in foreign countries where the relevant laws may not protect our proprietary rights as fully as in the United States. For a description of the regulations applicable to our industry in China, see “— Regulation.”

We have registered KongZhong Network as a commercial website with the State Administration on Industry and Commerce. As a result, no one else may operate a website, whether commercial or otherwise, using the name of KongZhong Network. We also have registered our logo, the KongZhong thumb, and certain of our product names as trademarks in China, and have applied to register our wireless Internet portal logo, the K palm, as a trademark in China. Our trademarks are registered in the name of Beijing AirInbox. In addition, Beijing AirInbox is the registered owner of the domain names www.kongzhong.com, www.kongzhong.com.cn, www.kongzhong.net, www.kongzhong.net.cn, www.cota.com.cn, www.cota.cn and Kong.net. Beijing AirInbox purchased the domain name Ko.cn in 2007 and is in the process of registering this domain name.

We are unable to register the Chinese name of “KongZhong Network” as our service mark in China because it is deemed a generic term under existing PRC trademark laws and regulations, which prohibit registration of generic terms as trademarks or service marks. However, we do not expect to face a proliferation of counterfeit services or products without any legal remedy as we may seek a remedy for piracy under China’s Anti-Unfair Competition Law, by bringing a suit against a third party that uses the Chinese name of “KongZhong Network” if the overall design or appearance of that third party’s services is substantially the same as that of the well-known or established services provided by us. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.”

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

Employees

General

Our senior management and many of our employees have had prior experience in the Internet portal or telecommunications-related industries. Our employees receive a base salary and a performance-based bonus. Our bonuses are available to all employees and the amounts of such bonuses are calculated based on the performance ranking of the employee. We have a broad-based equity incentive plan pursuant to which we grant stock options and restricted share units from time to time to employees who have passed their initial probation period. We also offer internal training programs tailored to different job requirements to help enhance our employees’ talents and skills. We believe that these initiatives have contributed to the growth of our business.

The number of employees increased from 855 as of December 31, 2005 to 1,016 at the end of June 2006, reflecting our rapid growth. On July 6, 2006, China Mobile announced a series of measures with respect to the billing of users of wireless value-added services provided over its network. We anticipated the adverse impact of the measures to our business, and in July 2006 we announced plans to lay off approximately 15% of our workforce. The layoff was completed at the end of September 2006. As of December 31, 2006, we had 798 employees, all in China. The table below sets forth the number of our employees by function as of the end of the periods indicated:

	As of December 31,
	2004		2005		2006
	Number	% of Total	Number	% of Total	Number	% of Total
Sales, marketing and business development	110	20.3%	155	18.1%	276	34.6%
Customer service	53	9.8%	85	9.9%	77	9.7%
Product development	320	59.1%	534	62.5%	371	46.5%
Networking operation	22	4.1%	33	3.9%	25	3.1%
General and administrative	36	6.7%	48	5.6%	49	6.1%
Total	541	100.0%	855	100.0%	798	100.0%

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented through any collective bargaining agreements or by labor unions.

Employee Benefits Plan

Our full-time employees in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require us to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $987,906, $2,268,817 and $2,583,427 for the years ended December 31, 2004, 2005 and 2006, respectively.

We have granted stock options to our employees pursuant to our KongZhong Corporation 2002 Equity Incentive Plan, or 2002 Plan, and our KongZhong Corporation 2006 Equity Incentive Plan, or 2006 Plan, as described in “Item 6 —Directors, Senior Management and Employees — Stock Options.”

Properties

Our principal executive office currently occupies approximately 6,100 square meters of office space in Beijing, China, primarily under leases that will expire in August 2008. In addition, we lease sales offices in 20 provinces throughout China.

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

Despite our efforts to comply with the intellectual property rights of third parties, we cannot be certain that we have not, and will not, infringe on the intellectual property rights of others, which may subject us to legal proceedings and claims in the ordinary course of our business from time to time. Such legal proceedings or claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. In addition, we may also initiate litigation to protect our intellectual property rights. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.”

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

In December 2001, in order to comply with China’s commitments with respect to its entry into the WTO, the State Council promulgated the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate capital contribution ratio of the foreign investor(s) in a foreign-funded telecommunications enterprise that provides value-added telecommunications services shall not exceed 50%. In addition, all principal investors in such an enterprise must themselves be telecommunications operators. Pursuant to the Foreign Investment Industrial Guidance Catalogue, as of December 11, 2003, the permitted foreign investment ratio of value-added telecommunications services is no more than 50%. To comply with these PRC regulations, we conduct substantially all of our operations through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR, which are wholly-owned by PRC citizens or entities and incorporated in the PRC. We do not have any equity interests in these operating companies, but instead enjoy the economic benefits of these operating companies through a series of contractual arrangements, which we and our wholly-owned subsidiaries, KongZhong Beijing and Beijing Anjian Xingye, have entered into with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR and their respective shareholders as described in “— Our Corporate Structure” and “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.” In the opinion of King & Wood, our PRC legal counsel, the ownership structures of, and each of our contractual agreements with these operating companies complies with all existing PRC laws and regulations, including the Telecom FIE Rules.

In July 2006, the MII issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business. In the circular, the MII reiterated the existing regulations regarding foreign investment in telecommunications business, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for internet content provision, or ICP license, in order to conduct any value-added telecommunications business in China. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business shall be owned by the local ICP license holder or its shareholders. This circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to the lack of further necessary interpretation from the regulator, it remains unclear what impact the above circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate and contractual structures as ours.

In addition to the regulations promulgated by the central PRC government, some local governments have also promulgated local rules applicable to Internet or other value-added telecommunications companies operating within their respective jurisdictions. In Beijing, the Beijing Municipal Administrative Bureau of Industry and Commerce, or the Beijing AIC, has promulgated a number of Internet-related rules. In 2004, the Beijing AIC adopted the Administrative Rules on Filing Commercial Web Sites, which require owners of the domain names of commercial web sites located within Beijing to file their web site names and commercial web sites with the Beijing AIC.

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

Certain local governments have promulgated local rules applicable to Internet companies operating within their respective jurisdictions. In Beijing, the Beijing AIC has promulgated a number of Internet-related rules. In 2004, the Beijing AIC adopted the Administrative Rules on Filing Commercial Web Sites, which require owners of the domain names of commercial web sites located within Beijing to file their web site names and commercial web sites with the Beijing AIC.

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

Other than a general classification of wireless information services as value-added telecommunications services by an appendix to the Telecom Regulations, as amended, there is currently no nationwide legislation that specifically addresses the provision of wireless value-added services, such as SMS, MMS, WAP, Java™, IVR or CRBT services. At this time, it is uncertain when national legislation might be enacted to regulate this business.

Each of Beijing AirInbox and Beijing Boya Wuji has obtained a value-added telecommunications business operation permit in order to operate wireless value-added businesses in Beijing. Each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong and BJXR has obtained a nationwide value-added telecommunications license from the MII in order to provide services in multiple provinces, autonomous regions and municipalities. These licenses are subject to standard annual review.

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

•
“State secrets” are defined as “matters that affect the security and interest of the State.” The term covers such broad areas as national defense, diplomatic affairs, policy decisions on State affairs, national economic and social development, political parties and “other State secrets that the State Secrecy Bureau has determined should be safeguarded.”

According to the aforementioned legislation, it is mandatory for Internet companies in China to complete security filing procedures with the local public security bureau and for them to update their filings regularly with the local public security bureau regarding information security and censorship systems for their web sites. In this regard, the Measures for the Administration of Commercial Web Site Filing, promulgated in October 2004 by the Beijing AIC, state that web sites must comply with the following requirements:

•	they must file with the Beijing AIC and obtain electronic filing marks;

•	they must place the filing marks on their web sites’ homepages; and

•	they must register their web site names with the Beijing AIC.

We have successfully filed our web sites and web site names with the Beijing AIC. Accordingly, we have obtained an electronic registration mark.

Regulation of Advertisements

The principle regulations governing advertisements in China are the Advertising Law (1996) and the Administrative Regulations of Advertisements (1987), pursuant to which an entity conducting advertising activities as a supplementary business must obtain a permit from the local AIC and specifically mention advertising activities as a permitted business activity in such entity’s business license. The SAIC is the government agency responsible for regulating advertising activities in China. The Advertising Law (1996) and the Administrative Regulations of Advertisements (1987) do not contain, and the SAIC has not promulgated, regulations specifically aimed at mobile advertising through SMS or MMS services.

As part of our non-telecommunications operator marketing activities, we have developed integrated marketing campaigns with traditional media companies and multinational corporations through certain cross-selling efforts with these companies. Beijing AirInbox has applied to the Beijing AIC to amend its business license to specify that the mobile advertising business is a permitted business activity and Beijing AIC has informed Beijing AirInbox that this is not necessary because Beijing AirInbox’s business license already permits it to undertake the mobile advertising activities that it presently conducts. We cannot assure you that the SAIC or Beijing AIC will not require Beijing AirInbox to obtain an advertising permit from the Beijing AIC and specifically mention advertising activities as a permitted business in its business license in the future. In such an event, failure to comply could result in penalties including being banned from engaging in online advertising activities, confiscation of illegal earnings and fines.

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

GAPP and the MII have not specified whether the aforementioned approval in the Internet Publishing Measures is applicable to dissemination of works through SMS, MMS, WAP, Java™, IVR, CRBT or other wireless technologies. If, in the future, GAPP and the MII clarify that the Internet Publishing Measures are applicable to wireless value-added telecommunications services operators or issue new regulations or rules regulating wireless publishing, we may need to apply for a license or permit from governmental agencies in charge of publishing. We cannot assure you that such application would be approved by the relevant governmental agencies.

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

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which took effect on November 1, 2005. Notice 75 supersedes prior SAFE regulations promulgated in January and April of 2005. Notice 75 requires PRC residents to register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them and direct investment through such an offshore entity in China. The term “PRC residents,” as used in Notice 75, includes not only PRC citizens but also other persons who habitually reside in the PRC for economic benefit. Such PRC residents are required to register with the relevant SAFE branch before establishing or taking control of such an offshore entity and complete amended registrations with the relevant SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into the offshore entity, (ii) subsequent overseas equity financing by such offshore entity, or (iii) any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. PRC residents who have already incorporated or gained control of offshore entities that had completed onshore investments in the PRC before Notice 75 took effect must register with the relevant local SAFE branch on or before March 31, 2006. In addition, such PRC residents are required to repatriate into China all of their dividend profits or capital gains from their shareholdings in the offshore entity within 180 days of their receipt of such profits or gains.

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

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this annual report. Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided in “Item 3 — Key Information — Risk Factors.”

Overview

We are one of China’s leading providers of wireless value-added services to mobile phone users as well as a wireless media company providing news, content and mobile advertising services through our wireless Internet sites.

According to Analysys International, based on revenue figures obtained from the telecommunications operators, we were the leading provider in China of wireless value-added services on the MMS technology platform and were ranked second as a service provider in China on the WAP technology platform. We provide interactive entertainment, media and community services through multiple technology platforms to mobile phone users. We provide a range of our services through 2.5G technology platforms, including WAP, MMS and Java™, which offer higher quality graphics, richer content and interactivity compared to 2G wireless services. We also offer a range of data and voice services through 2G technology platforms, including SMS, IVR and CRBT.

We also maintain wireless Internet sites, Kong.net, which we launched in 2004 and expanded in 2005 and 2006, and Ko.cn, which we launched in 2007. According to Analysys International, Kong.net was one of the leading wireless Internet portals in China, based on Analysys’ research data about China Mobile’s WAP user traffic. Through our wireless Internet sites, we offer news, community, games and other interactive media and entertainment services to our customers free of charge. Our mobile advertising product offerings primarily consist of text-link, banner and button advertisements that appear on the pages of Kong.net.

We were incorporated under the laws of the Cayman Islands on May 6, 2002. Our gross revenues for the year ended December 31, 2006 were $106.8 million, whereas our gross revenues for the year ended December 31, 2005 were $77.8 million. Our net income for the year ended December 31, 2006 was $24.7 million, as compared to $22.2 million for the year ended December 31, 2005.

We have devoted significant resources to product development in order to analyze consumer demands and to expand the range of our service offerings to attract new customers and increase usage among our existing customers. Although we reduced the size of our product development team in 2006 in response to the decline in revenues in the second half of the year following China Mobile’s change in customer billing policies, we have attempted to increase our product development efficiency by coordinating it more closely with sales and marketing. In this way, our product developers can align their efforts more closely with market trends.

We have also committed significant resources since our founding to building our sales and marketing team, which we believe has been crucial in promoting our brand and placing our services in the hands of users by building our relationships with telecommunications operators and distribution channels. The size of our sales and marketing team increased from 110 persons in 21 provinces as of December 31, 2004 to 155 persons in 26 provinces as of December 31, 2005, and, driven by our acquisition of Sharp Edge, further increased to 276 persons in 27 provinces as of December 31, 2006. In addition to expanding our sales and marketing team, we also have participated in joint promotional arrangements with the telecommunications operators to promote our brand and services. We expect our focus on sales and marketing efforts to continue in the coming year.

We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of their development, particularly in new and rapidly evolving markets such as the wireless value-added services, wireless Internet and mobile advertising markets.

The major factors affecting our results of operations and financial condition include:

•	growth of the wireless value-added services, wireless Internet and mobile advertising markets in China;

•	technological advancement of the mobile telecommunications market, including the adoption of 2.5G and subsequent standards of mobile handsets and networks, in China;

•	attractiveness and variety of our services;

•	our product development efforts to capitalize on market opportunities;

•	expansion of our marketing and promotion activities;

•
change in the number, scope and terms of our cooperation arrangements with the telecommunications operators, content providers, mobile handset manufacturers, mobile handset distributors and other key players in China’s mobile telecommunications industry; and

•	changes in government or telecommunications operator regulatory policies.

In particular, our business may be adversely affected if the terms or conditions of our contractual arrangements with the telecommunications operators should change with regard to any particular type of service. In order to reduce the risk that our results of operations and financial conditions will be overly dependent upon, and disproportionately impacted by, any particular service offering, technology platform or telecommunications operator, we have sought to broaden the range of our services, expand our distribution channels, develop new relationships with telecommunications operators and develop our wireless Internet sites, Kong.net and Ko.cn. Meanwhile, we are also developing our relationships with China Unicom, China Telecom and China Netcom in order to broaden the base of our operation. In addition, we have increased the number of distribution arrangements we have with major mobile handset manufacturers to further enhance the distribution of our services and promote our brand.

Revenues

We derive revenues from providing wireless value-added services to mobile phone users, the majority of whom are customers of China Mobile and its provincial subsidiaries.

The following table sets forth the historical consolidated revenues attributable to services derived from each of our 2.5G and 2G technology platforms in terms of amount and as a percentage of our total gross revenues for the periods indicated:

	For the year ended December 31,
	2004		2005		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of US dollars, except percentages)
2.5G services
WAP	22,101.5	46%	38,207.5	49%	26,154.2	24%
MMS	17,264.1	36%	15,069.8	19%	23,134.7	22%
Java™	783.6	2%	3,041.0	4%	2,506.0	2%
Total	$40,149.2	84%	$56,318.3	72%	$51,794.9	48%
2G services
SMS	6,629.6	14%	14,870.5	19%	43,308.8	41%
IVR	1,068.1	2%	5,235.9	7%	6,443.5	6%
CRBT	111.8	0%	1,151.7	2%	4,933.0	5%
Total	7,809.5	16%	21,258.1	28%	54,685.3	52%
Other revenues(1)	10.5	0%	176.4	0%	289.0	0%
Total gross revenues	$47,969.2	100%	$77,752.8	100%	$106,769.2	100%
____________
(1) Includes revenues from mobile advertising, which were mainly generated from Kong.net, and from developing mobile games for third parties.

Prior to 2004, we generated all of our revenues from fees paid by mobile phone users who use our services through China Mobile’s network. Starting from 2004, we began to cooperate with China Unicom, China Netcom and China Telecom and receive revenues from services provided on their networks. In January 2006, we acquired Sharp Edge, which derived most of its revenues from China Unicom, China Netcom and China Telecom. The revenues we derived from China Unicom, China Netcom and China Telecom amounted to 24% of our total revenues during the year ended December 31, 2006, compared to 5% and less than 1% of our total revenues during the years ended December 31, 2005 and 2004. Some of our contracts are with the telecommunications operator parent companies and are nationwide, while other contracts are with the respective operators’ provincial subsidiaries. Users in China’s coastal provinces constitute the most significant portion of our customer base. As a result, we allocate additional resources to these provinces, including maintaining sales offices in most of these provinces.

We recognize revenues derived from our services before deducting the service fees and the net transmission charges that we pay to the telecommunications operators. Fees for our services are charged on either a single-transaction or monthly subscription basis and vary according to the type of services delivered. For a description of our fees and arrangements with the telecommunications operators, see “Item 4 — Information on the Company — Our Business — Strategic Relationships — Telecommunications Operators.” We recognize all revenues in the period in which the services are performed. For a description of our revenue recognition policy, see “— Critical Accounting Policies.”

As telecommunications operators do not provide us with a detailed revenue breakdown on a service-by-service basis, we depend on our internal data management system to monitor revenues derived from each of our services. We make our business decisions including research and development of new services and reallocation of resources to popular services based on our internal data, taking into account other factors including strategic considerations.

Beginning in the second half of 2004, China Mobile and its provincial subsidiaries have been gradually implementing a series of policies that are designed to improve customer service and satisfaction and that have had an impact on our revenues. These policies include:

•	not recognizing revenues to us and other service providers for MMS messages that cannot be delivered because of network or handset problems,

•	canceling subscriptions of customers who fail to access their wireless value-added service subscriptions for a certain period of time,

•	requiring more complicated procedures for customers to confirm new subscriptions to wireless value-added services, and

•	removing from subscriber lists those customers who fail to pay China Mobile or the provincial subsidiaries, or who cannot be billed because they use pre-paid telecommunications service cards.

On July 6, 2006, China Mobile announced a series of additional measures with respect to the billing of customers of all wireless value-added services on its network. Among the China Mobile measures, those which have had a significant impact on our results of operations and financial condition are summarized as follows:

•
beginning July 10, 2006, for any new subscriptions to wireless value-added services, China Mobile sends customers two reminder notices prior to charging subscription fees in the customers' monthly mobile phone bills, and customers must confirm twice, once in response to each reminder, that they wish to subscribe to those services. Previously, China Mobile sent one reminder notice immediately after a subscription was placed, and customers needed to confirm only once;

•
customers enjoy a free trial period of 11 to 41 days, depending on the day of the month on which they place their subscription. Previously, customers enjoyed a free trial period of three to 11 days; and

•	China Mobile cancels existing WAP subscriptions that have not been active for more than four months.

During the second half of 2006, the other Chinese telecommunications operators also announced new rules requiring double confirmation of subscriptions.

As a result of these new measures, subscriptions no longer account for the majority of our revenues. Also mainly because of these new measures, our revenues in the third quarter of 2006 decreased 16.6% from the second quarter of 2006, our revenues in the fourth quarter of 2006 decreased 5.5% from the third quarter of 2006 and our revenues in the first quarter of 2007 decreased 15.1% from the fourth quarter of 2006. We expect revenues to continue to decline in 2007 as a result of these and additional measures. Beginning in May 2007, when China Mobile customers launch their WAP browser, China Mobile displays on the customers’ handsets a notice of the transmission fees that are incurred by using GPRS, which may have the effect of discouraging some customers from purchasing our WAP products or visiting our wireless Internet sites, Kong.net and Ko.cn. We cannot assure you that China Mobile or the other Chinese telecommunications operators will not introduce additional requirements with respect to the procedures for ordering subscriptions or single-transaction downloads of our wireless value-added services, notifications to customers, the billing of customers or other consumer-protection measures, or adopt other policies that may require significant changes in the way we promote and sell our wireless value-added services and do business, any of which new requirements or policies could have a material adverse effect on our financial condition and results of operations. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Significant changes in the policies or guidelines of China Mobile or the other Chinese telecommunication operators with respect to services provided by us may result in lower revenues or additional costs for us and materially adversely affect our financial condition or results of operations.”

Cost of Revenues

Our cost of revenues includes the following:

•
Service fees payable by us to the telecommunications operators. In the case of China Mobile and its subsidiaries, service fees are generally 15% of the gross revenues with an additional 15% when the China Mobile operator provides customer services for us or an additional 35% when the China Mobile operator provides a package of customer services, marketing and promotional services for us. In the case of China Unicom, China Telecom and China Netcom, service fees are 15%-50%, varying according to the service platform;

•
Net transmission charges payable by us to the telecommunications operators, calculated as the number of messages we send to customers in any given month, minus the number of messages we receive from customers regarding our services in that month, multiplied by a per-message transmission fee;

•
Payments to content providers for the use of their content, and to mobile handset manufacturers and other industry partners with whom we have cooperation arrangements, in the form of a fixed fee or a percentage of our aggregate net cash received from the telecommunications operators with respect to services provided through the cooperation arrangements; and

•	Bandwidth leasing charges and depreciation and facility costs relating to equipment used to provide wireless value-added services.

Beginning in the first quarter of 2007, our cost of revenues will also include the commissions that we will pay to our Kong.net advertising sales team.

Our cost of revenues for the years ended December 31, 2006 and December 31, 2005 was $47.7 million and $31.3 million, respectively. During the year ended December 31, 2006, our cost of revenues totaled 44.7% of gross revenues, of which service fees to telecommunications operators represented 19.3%, payments to handset manufacturers represented 11.2%, net transmission charges to telecommunications operators represented 6.4%, payments to content providers represented 5.7% and bandwidth leasing charges, depreciation and facility costs represented 2.1%.

Our cost of revenues increased substantially in 2006 as a result of an increase in the volume of our services. The cost of revenues as a percentage of total revenues also increased due to the higher percentage of revenues derived from users of telecommunications operators other than China Mobile, which generally charge higher service fees than does China Mobile, as well as an increase in the number of mobile handset manufacturers and other business partners with which we cooperate and to which we pay a portion of our net revenues. As part of our business strategy, we intend to pursue more such cooperation arrangements, which may further decrease our gross margin in the future, because such cooperation arrangements make it easier for customers to subscribe to our products and services and are a cost-effective way to increase our market share.

Operating Expenses

Our operating expenses include product development, sales and marketing, and general and administrative expenses.

The following table sets forth certain consolidated operating expenses data in terms of amount and as a percentage of our gross revenues for the periods indicated:

	For the year ended December 31,
	2004		2005		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of US dollars, except percentages)
Product development	$4,483.4	9.3%	$8,530.8	11.0%	$12,026.2	11.3%
Sales and marketing	3,287.9	6.9%	5,389.8	6.9%	16,755.2	15.7%
General and administrative	4,704.6	9.8%	7,607.0	9.8%	9,105.2	8.5%
Class action lawsuit settlement and legal expenses	—	—	4,843.4	6.2%	—	—
Total	$12,475.9	26.0%	$26,371.0	33.9%	$37,886.6	35.5%

Product Development Expenses. Our product development expenses consist primarily of compensation and benefits for our product development team, which focuses on developing and improving our services and adapting them for next-generation technology platforms. Our product development expenses have increased since our formation primarily due to the increase in the size of our product development team and in compensation and benefit levels. In 2006, our product development expenses also increased because of increased depreciation from using more computer equipment for the development of Kong.net. Our product development expenses as a percentage of our gross revenues increased in each of 2005 and 2006. We expect our product development expenses to continue to increase in absolute terms and as a percentage of our gross revenues as our company grows.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of advertising, sales and marketing expenses, including expenses associated with sponsoring promotional events, and compensation and benefits for our sales, marketing and customer service departments. Our sales and marketing expenses have increased since our inception, primarily due to the increase in the size of our sales and marketing team and in the amount of compensation and benefits paid to the team, as well as expanded marketing efforts. In 2006, we significantly increased sales and marketing expenditures by launching an advertising campaign to promote the KongZhong brand and market our wireless Internet portal. We also increased spending to promote our WAP services in 2006. We expect our sales and marketing expenses to continue to increase as we continue our efforts to promote the KongZhong brand and market our wireless Internet sites in 2007.

General and Administrative Expenses. Our general and administrative expenses consist primarily of business taxes, compensation and benefits for general management, finance and administrative personnel, professional fees and other office expenses. Our general and administrative expenses have increased since our inception primarily due to the growth of our general management, finance and administrative team and higher professional service expenses to meet the requirements of a publicly listed company. We expect our general and administrative expenses to continue to increase as our business expands in future periods because larger revenues will incur larger business taxes.

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

We deliver wireless value-added services to users through the telecommunications operators’ networks and we rely upon the telecommunications operators to provide us with billing and collection services. We record revenues based on monthly statements from the telecommunications operators confirming the value of our services that they billed to users in the month. China Mobile and its provincial subsidiaries usually send such statements within 30 days after the end of each month.

The billing and collection cycles of China Unicom, China Telecom, China Netcom and their respective subsidiaries are generally somewhat longer than those of China Mobile. During 2006, we generally received statements from China Unicom within 40 days after the end of each month, and from China Telecom and China Netcom within 70 days after the end of each month. China Unicom has notified us that, beginning with its statement for April 2007, it plans to send us statements within 90 days after the end of each month. We cannot assure you that the length of the billing cycle will not increase further in future.

It is our practice to release our unaudited quarterly financial statements to the market. Due to our past experience with the timing of receipt of the monthly statements from the operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues and cost of revenues for which we will not have received monthly statements. In such an instance, our internal estimates would be based on our own internal data of expected revenues and related fees from services provided. As a result of reliance on our internal estimates, we may overstate or understate our revenues and cost of revenues for the relevant reporting period. Our internal estimates of revenues and cost of revenues for any period are subsequently adjusted in our financial reports when we actually receive the monthly statements for such period.

In 2006, estimated revenues accounted for less than 5% of our reported revenues each quarter. Because the relevant outstanding operator statements were received in the subsequent quarter, less than 1% of our reported gross revenues for 2006 was based on estimates at year end. However, due to the expected lengthening of the China Unicom billing cycle, estimated revenues may account for a larger proportion of our reported revenues during 2007. Our estimates are based on:

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

We internally tabulate the value of a wireless value-added service that we have provided based in part on delivery confirmations sent to us by the networks of the telecommunications operators with respect to each delivery of our services to a user within 72 hours of delivery. We record these confirmations in our internal data management system. There has historically been a discrepancy between the value that we estimate and the value that we are entitled to receive based on the monthly statements provided by the telecommunications operators. This discrepancy varies across different technology platforms and arises for various reasons:

•
Late notification of delinquent customers. The telecommunications operators may from time to time classify certain customers as delinquent customers for non-payment of services. The telecommunications operators request all service providers to cease delivering services to customers once they are classified as delinquent. However, time lags often exist between when a customer is classified as delinquent and when we receive such information from the telecommunications operators. As a result, we occasionally unintentionally provide services to these delinquent customers for which the telecommunications operators will not make payments to us.

•
Customer database out of synchronization. Customers may cancel their subscriptions through the telecommunications operators. Although we synchronize our and the telecommunications operators’ databases of customer information on an ongoing basis, our databases are not always completely in synchronization with those of the telecommunications operators. As a result, until our databases are synchronized with those of the telecommunications operators, we could provide services to customers who have cancelled their subscriptions, for which we are not entitled to receive revenues.

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

As the internal estimates may not be entirely consistent with the actual revenues confirmed by the monthly statements that we eventually receive, we would multiply our internal tabulation of expected revenues from telecommunications operators from whom we have not received monthly statements by a realization factor applicable to the relevant telecommunications operator and service and determined according to the average discrepancy over the previous 12 months between our internal tabulations of expected revenues and the actual revenues based on the monthly statements. In addition, our employees verbally communicate with the telecommunications operators’ billing personnel regarding the estimated revenues for the period in question. We may or may not get additional comfort from such verbal communications. We endeavored to reduce the discrepancy between our revenue estimates and the revenues calculated by telecommunications operators and their subsidiaries. We cannot assure you that our efforts will be successful.

In 2006, the average time from our receipt of statements from the telecommunication operators until they paid us the amounts due under such statements was 38 days. We cannot assure you that our period to collect accounts receivables will not increase in future.

We evaluate our cooperation arrangements with the telecommunications operators to determine whether to recognize our revenues on a gross basis or net of the service fees and net transmission charges paid to the telecommunications operators. Our determination is based upon an assessment of whether we act as a principal or agent when providing our services. We have concluded that we act as a principal in the arrangement. Factors that support our conclusion include:

•	we are able to establish prices within ranges prescribed by the telecommunications operators;

•	we determine the service specifications of the services we will be rendering; and

•	we are able to control the selection of our content suppliers.

Although the telecommunications operators must approve the prices of our services in advance, we have been able to adjust our prices from time to time to reflect or react to changes in the market. In addition, the telecommunications operators usually will not pay us if customers do not receive the services or cannot be billed due to transmission and billing failures. As a result of these telecommunications operator policies, we bear a portion of the delivery and billing risks for our portion of the revenues generated with respect to our services. Based on these factors, we believe that recognizing revenues on a gross basis is appropriate.

Stock-based Compensation Expense

Our stock-based employee compensation plans are described in more detail under “Item 6 — Directors, Senior Management and Employees — Stock options.” We grant stock options and restricted share units to our employees and we record a compensation charge and amortize deferred stock compensation using the straight-line method over the vesting periods of the related options and restricted share units, which are generally four years.

Starting from January 1, 2006, we adopted the Statement of Financial Accounting Standard 123R (SFAS 123R), “Share-Based Payment,” to account for share based compensation. We have used the modified prospective transition method and therefore have not restated the results from prior periods.

Prior to January 1, 2006, we recorded deferred stock compensation under APB 25 to represent the difference between the deemed fair value of our ordinary shares for accounting purposes and the option exercise prices. With respect to our accounting for deferred stock compensation prior to January 1, 2006, pro forma information regarding net income and net income per share was required in order to show our net income as if we had accounted for employee stock options under the fair value method. Prior to our initial public offering, we determined the deemed fair value of our ordinary shares based upon several factors, including a valuation report from an independent appraiser and the price of our then most recent preferred share placement. After our initial public offering, we used the Black-Scholes option pricing model to compute the fair value. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We used projected volatility rates, which are based upon historical volatility rates experienced by comparable public companies. Because our employee stock options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

The historical pro forma net income (loss) and pro forma net income (loss) per share that we used in calculating the fair value of the options granted to employees prior to January 1, 2006 may not be representative of the pro forma effects in future years of net income (loss) and earnings per share for the following reasons:

•	The number of future shares to be issued under these plans is not known; and

•	The assumptions used to determine the fair value can vary significantly.

Recently Issued Accounting Standards

In February 2007, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115,” or SFAS 159. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” or SFAS 157. We are currently evaluating whether the adoption of SFAS 159 will have a significant effect on our consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS 157, which provides enhanced guidance for using fair value to measure assets and liabilities. This standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating whether the adoption of SFAS 157 will have a significant effect on our consolidated results of operations, financial position or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” or SAB 108. SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company's balance sheet and statement of operations and the related financial statement disclosures. The adoption of SAB 108 is not expected to have a significant impact on our consolidated results of operations or financial position.

In June 2006, the FASB ratified the consensus on Emerging Issues Task Force, or the EITF, Issue No. 06-03 “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation),” or EITF 06-03. EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006. We record the business tax, which is subject to EITF 06-03, in general and administrative expenses. The early adoption and implementation of EITF 06-03 has not had a significant effect on our consolidated results of operations or financial position.

In June 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes-an interpretation of SFAS No. 109,” or FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 will be effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The adoption of FIN 48 has not had a significant impact on our consolidated results of operations or financial condition.

Results of Operations

Year ended December 31, 2006 compared to year ended December 31, 2005

The following table sets forth, for the periods presented, certain data from our consolidated results of operations. This information should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this annual report.

	For the year ended December 31,
	2004		2005		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of US dollars, except percentages)
Gross revenues
2.5G(1)	$40,149.2	83.7%	$56,318.3	72.4%	$51,794.9	48.5%
2G(2)	7,809.5	16.3%	21,258.1	27.4%	54,685.3	51.2%
Other	10.5	0.0%	176.4	0.2%	289.0	0.3%
Total gross revenues	47,969.2	100.0%	77,752.8	100.0%	106,769.2	100.0%
Cost of revenues	(15,704.8)	(32.7%)	(31,323.1)	(40.3%)	(47,665.4)	(44.7%)
Gross profit	32,264.4	67.3%	46,429.7	59.7%	59,103.8	55.3%
Operating expenses:
Product development	4,483.4	9.3%	8,530.8	11.0%	12,026.2	11.3%
Sales and marketing	3,287.9	6.9%	5,389.8	6.9%	16,755.2	15.7%
General and administrative	4,704.6	9.8%	7,607.0	9.8%	9,105.2	8.5%
Class action lawsuit settlement and legal expenses	—	—	4,843.4	6.2%	—	—
Total operating expenses	12,475.9	26.0%	26,371.0	33.9%	37,886.6	35.5%
Income from operations	19,788.5	41.2%	20,058.7	25.8%	21,217.2	19.8%
Other expense, net	(23.9)	(0.0%)	6.5	0.0%	(49.1)	(0.0%)
Interest income, net	604.7	1.3%	2,639.5	3.4%	3,866.9	3.6%
Gain on sales of investment	—	—	—	—	1,240.8	1.2%
Income before tax expense	$20,369.3	42.5%	22,704.7	29.2%	26,275.8	24.6%
Income tax	—	—	530.4	0.7%	1,584.2	1.5%
Net (loss) income	$20,369.3	42.5%	22,174.3	28.5%	24,691.6	23.1%
____________

(1)	Includes WAP, MMS and Java™. We began to provide WAP, MMS and Java™ services on a paid basis in September 2002, April 2003 and November 2003, respectively.

(2)	Includes SMS, IVR and CRBT. We began to provide SMS, IVR and CRBT services on a paid basis in July 2002, December 2003 and October 2003, respectively.

Gross Revenues. Our gross revenues increased to $106.8 million in 2006 from $77.8 million in 2005. The increase in our gross revenues was largely due to the growth in China’s wireless value-added services market during the first half of 2006 and our acquisition of Sharp Edge in 2006. Our 2G revenues grew 157.2% from 2005 to 2006 and reached $54.7 million. The substantial growth in our SMS and other 2G usage and revenues was a result of our acquisition of Sharp Edge as well as increased product development and sales and marketing efforts devoted to 2G services. Our 2.5G revenues, however, decreased by 8.0%, primarily due to a decline in our WAP revenues. Our WAP revenues decreased primarily because of the longer free trial period required by China Mobile beginning from July 10, 2006. Our JavaTM revenues decreased because of user dissatisfaction with the instability of the China Mobile interface for mobile gaming. See “Item 5 — Critical Accounting Policies — Revenue Recognition.”

Cost of Revenues. Our cost of revenues increased to $47.7 million in 2006 from $31.3 million in 2005. As our revenues increased, the amount that we paid to the telecommunications operators in service fees and net transmission charges also increased. The service fees that we paid to other business partners, including mobile handset manufacturers, also increased as a result of the increase in our revenues and in the number and scope of our cooperation agreements.

Gross Profit. Our gross profit in 2006 increased from 2005 primarily due to the increase in the volume of our services and related revenues. We achieved a gross profit of $59.1 million in 2006 as compared to $46.4 million in 2005. Our gross profit as a percentage of total revenues decreased to 55.3% in 2006 from 59.7% in 2005 due to the higher percentage of revenues derived from users of telecommunications operators other than China Mobile, which generally charge higher service fees than does China Mobile, and an increase in the number of mobile handset manufacturers and other business partners with which we have cooperation agreements and to which we pay a portion of the net revenues that we receive from the telecommunications operators.

Operating Expenses. Our operating expenses increased substantially to $37.9 million in 2006 from $26.4 million in 2005. This increase was primarily driven by increased sales and marketing expenditures to launch the advertising campaign to promote the KongZhong brand and market our wireless Internet portal.

Our product development expenses increased to $12.0 million in 2006 from $8.5 million in 2005 due to increased employee compensation costs and an increase in depreciation expenses arising from using more computer equipment for the development of Kong.net. Although we had fewer product development staff as of December 31, 2006 than we had as of December 31, 2005 due to layoffs in the second half of 2006, the average size of our product development team in 2006, calculated on a monthly basis, was 472, compared to an average of 419 in 2005. The average compensation and benefits also increased from 2005. Product development expense as a percentage of total revenues increased slightly from 11.0% in 2005 to 11.3% in 2006.

Our sales and marketing expenses increased to $16.8 million in 2006 from $5.4 million in 2005 as a result of increased sales and marketing expenditures to launch the advertising campaign to promote the KongZhong brand and market our wireless Internet portal, increased employee compensation costs and increased spending to promote our WAP services. We expanded our sales and marketing team to 276 employees as of December 31, 2006 from 155 employees as of December 31, 2005, and slightly reduced our customer service team to 77 employees as of December 31, 2006, from 85 employees as of December 31, 2005. The average compensation and benefits also increased from 2005.

Our general and administrative expenses increased to $9.1 million in 2006 from $7.6 million in 2005 as a result of the expansion of our business. We recorded increases in professional fees (including fees for legal and accounting services associated with being a public company), compensation and benefits for general management, finance and administrative personnel, travel expenses, lease expenses and other office expenses. Our general and administrative staff consisted of 49 employees as of December 31, 2006 as compared to 48 employees as of December 31, 2005.

Gain on Sales of Investment. In December 2004, we signed an agreement with eFriendsNet Entertainment Corp., or EFN, a leading social networking company in China, to purchase 10% of the total equity interest in EFN for $0.5 million. We completed the investment in March 2005. In January 2006, we sold all our shares in EFN for an immediate cash consideration of $1.7 million. We received additional payments of $0.2 million on February 7, 2007.

Income Tax. Income tax increased in 2006 mainly because the tax holiday of KongZhong Beijing expired.

Year ended December 31, 2005 compared to year ended December 31, 2004

Gross Revenues. Our gross revenues increased substantially to $77.8 million in 2005 from $48.0 million in 2004. The increase in our gross revenues was largely due to the rapid growth in China’s wireless value-added services market and the usage volume of our WAP, MMS and SMS services in 2005. Our 2G revenues grew 172% from 2004 to 2005 and reached $21.3 million. The substantial growth in our SMS and other 2G usage and revenues was a result of our increased product development and sales and marketing efforts devoted to 2G services.

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

Gross Profit. Our gross profit in 2005 increased substantially from 2004 primarily due to a substantial increase in the volume of our services and related revenues. We achieved a gross profit of $46.4 million in 2005 as compared to $32.3 million in 2004. Our gross profit as a percentage of total revenues decreased to 59.7% in 2005 from 67.3% in 2004 due to the increased proportion in our revenue mix of 2G revenues, which have a lower gross profit margin, our increased reliance on handset manufacturers as a distribution channel and associated increase in payments to such handset manufacturers, higher telecommunications operator transmission fees as a percentage of total revenues for sending MMS and SMS services to our customers, and larger payments to our content providers.

Operating Expenses. Our operating expenses increased substantially to $26.4 million in 2005 from $12.5 million in 2004. This increase was primarily driven by an increase in headcount, particularly in product development, as well as the class action lawsuit settlement and legal expenses related to the issues raised in the class action litigation that commenced in 2004.

Our total number of employees increased to 855 as of December 31, 2005 from 541 as of December 31, 2004, of which our product development team increased to 534 employees as of December 31, 2005 from 320 employees as of December 31, 2004. The increase in headcount was a major reason that our product development expenses increased to $8.5 million in 2005 from $4.5 million in 2004. Product development expense as a percentage of total revenues has increased from 9.3% in 2004 to 11.0% in 2005 as we continued to focus on our internal product development capability to introduce innovative and advanced products to our customers earlier than our competitors and prepare ourselves for the eventual 3G wireless network.

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

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating, investing and financing activities for the periods indicated.
	For the year ended December 31,
	2004	2005	2006
	(in thousands of US dollars)
Net cash provided by operating activities	$15,844.7	$29,569.0	$28,010.2
Net cash used in investing activities	(2,430.2)	(4,081.7)	(17,916.5)
Net cash provided by financing activities	73,555.5	205.8	2,190.3
Effect of exchange rate changes	1.5	734.3	1,976.5
Net increase in cash and cash equivalents	86,971.5	26,427.4	14,260.5
Cash and cash equivalents, beginning of year	3,742.6	90,714.1	117,141.5
Cash and cash equivalents, end of year	$90,714.1	$117,141.5	$131,402.0

Prior to our initial public offering in July 2004, our primary sources of liquidity were capital contributions from our founders, private placements of preferred shares to investors and cash generated from operating activities. Since the completion of our initial public offering, our primary sources of liquidity have been cash flow from operating activities and the proceeds of our initial public offering. We used a portion of the proceeds of our public offering to expand our business through acquisitions in 2005 and in early 2006, and we anticipate that additional proceeds may be used to fund more acquisition activities. As of December 31, 2005 and December 31, 2006, our cash and cash equivalents were $117.1 million and $131.4 million, respectively.

We do not bill or collect payment from users of our services directly, but instead depend on the billing systems and records of China Mobile and other telecommunications operators to record the volume of our services provided, charge our customers, collect payments and remit to us our revenues, minus transmission fees and service fees. If China Mobile ceases to continue to cooperate with us, we will explore further cooperation with other telecommunications service providers and explore alternative billing systems to collect bills from customers.

Net cash provided by operating activities was $28.0 million in 2006 compared to net cash provided by operating activities of $29.6 million in 2005.

Net cash used in investing activities increased significantly to $17.9 million in 2006 from $4.1 million in 2005, due primarily to our acquisition of Sharp Edge.

Net cash provided by financing activities in 2006 was $2.2 million, which mainly represents proceeds from the exercise of employee stock options.

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

We are a holding company with no operations of our own. Our operations are conducted through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, BJXR or Beijing Chengxitong, and our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon license and service fees paid by Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, BJXR or Beijing Chengxitong, and dividends and other distributions paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends to us. In addition, PRC legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are also required to set aside up to 10%, of their after tax net income, if any, each year to fund certain reserve funds. These reserve funds are not distributable as cash dividends. See “Item 3 — Key Information — Risk Factors — The dividends and other distributions on equity we may receive from our subsidiaries are subject to restrictions under PRC law or agreements that our subsidiaries may enter into with third parties.”

Indebtedness

As of December 31, 2006, we did not have any indebtedness, and we did not have any material debt securities or material mortgages or liens.

We intend to meet our future funding needs through cash flow generated from operating activities and the proceeds of our initial public offering. Our treasury objective is to maintain safety and liquidity of our cash. Therefore, we have kept our cash and cash equivalents in short-term deposits and short-term government and high-grade corporate notes.

The following table sets forth our indebtedness as of the dates indicated:

	As of December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
Short-term debt	$—	$—	$—
Total debt	$—	$—	$—

Our operations in China are subject to business tax at the rate of 3% to 5% on PRC taxable revenues as defined by the related PRC tax rules and regulations. We have calculated our PRC taxable revenues after deducting certain costs of revenues, including service fees, transmission charges payable to the telecommunications operators and business cooperation fees. We believe that our calculation of our PRC taxable revenues is consistent with PRC tax rules and regulations. However, we cannot assure you that PRC tax authorities in the future will not require changes in our calculation of taxable revenues for historical periods, which could have a material adverse impact on our financial position and results of operations.

Except as described above, as of December 31, 2006, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or purchase commitments, guarantees or other material contingent liabilities.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2006:

Payments due by period
	Total	Within
		Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands of U.S. dollars)
Short-term debt	$—	$—	$—	$—	$—
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease obligations	623.9	623.9	—	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—
Other contractual commitments	—	—	—	—	—
Total	$623.9	$623.9	$—	$—	$—

We entered into certain leasing arrangements relating to our office premises in April 2007. Our operating lease obligations as of April 30, 2007 are $0.6 million in 2007 and $0.6 million in 2008. As of December 31, 2006, we did not have any long-term debt obligations, short-term debt obligations, capital lease obligations or purchase obligations.

Capital Expenditures

Our total capital expenditures in 2006, 2005, and 2004 were $2.5 million, $2.1 million and $2.4 million, respectively. We currently do not have any capital expenditures in progress. We did not have any material commitments for capital expenditures as of December 31, 2006.

Our capital expenditures are spent primarily on servers, computers, office equipment, leasehold improvement and vehicles. In general, there is a positive correlation between our revenues and the amount of traffic that passes through our servers and transmission equipment. From time to time we need to purchase additional servers and transmission equipment as a result of increased business traffic. Our purchase of personal computers is primarily driven by headcount increases.

As the telecommunications operators do not provide us detailed revenue breakdown on a service-by-service basis, we depend on our internal database system to monitor revenues derived from each of our services. We make our business decisions based on our internal data, taking into account other factors including strategic considerations.

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

KongZhong Beijing, KongZhong China, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Beijing Chengxitong, BJXR and Beijing Anjian Xingye are incorporated in the PRC and subject to the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws. Generally, PRC companies are subject to an enterprise income tax of 33%, which for foreign-invested companies is comprised of a state income tax of 30% and a local income tax of 3% and for companies without foreign investment is comprised of a state income tax of 33%. However, KongZhong Beijing, KongZhong China, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Beijing Chengxitong, BJXR and Beijing Anjian Xingye benefit from preferential tax treatment as a high technology enterprise. As such, KongZhong Beijing’s net income is tax exempt until 2005, subject to a 7.5% enterprise income tax for the following three years and subject to a 15% enterprise income tax thereafter. KongZhong China’s net income is tax exempt until 2007, subject to a 7.5% enterprise income tax for the following three years and subject to a 15% enterprise income tax thereafter. Beijing AirInbox’s net income was tax exempt until the end of 2004, subject to a 7.5% enterprise income tax for three years beginning in January 2005 and subject to a 15% enterprise income tax thereafter. Beijing Boya Wuji’s net income is tax exempt until 2006, subject to a 7.5% enterprise income tax for three years and subject to a 15% enterprise income tax thereafter. Beijing WINT’s net income is tax exempt until 2006, subject to a 7.5% enterprise income tax for the following three years and subject to a 15% enterprise income tax thereafter. Tianjin Mammoth’s net income tax is 15%. Beijing Chengxitong was subject to a 33% enterprise income tax for 2004 and 2005, and is tax exempt in 2006 after moving to Beijing, subject to a 7.5% enterprise income tax for the following three years and subject to a 15% enterprise income tax thereafter. BJXR’s net income is tax exempt until 2006, subject to a 7.5% enterprise income tax for the following three years and subject to a 15% enterprise income tax thereafter. Beijing Anjian Xingye is subject to a 15% income tax.

The high technology enterprise status of each of KongZhong Beijing, KongZhong China, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Beijing Chengxitong and BJXR is subject to periodic review by the relevant PRC governmental authority. If any of these entities is found not to qualify as a high technology enterprise for PRC tax purposes, then such entity will not be eligible for the preferential tax treatment.

On March 16, 2007, the PRC National People’s Congress adopted the 2008 PRC Enterprise Income Tax Law, which will become effective from January 1, 2008. The 2008 PRC Enterprise Income Tax Law imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates most of the tax exemptions, reductions and preferential treatments available under current tax laws and regulations. However, under the 2008 PRC Enterprise Income Tax Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

Under the 2008 PRC Enterprise Income Tax Law, “high and new technology enterprises strongly supported by the State” will be entitled to a preferential tax rate of 15%, but the 2008 PRC Enterprise Income Tax Law does not define “high and new technology enterprises strongly supported by the State.” Under the 2008 PRC Enterprise Income Tax Law, each of our subsidiaries and operating companies will continue to be entitled to the tax preferential treatment they currently enjoy until such treatment expires. However, because the PRC State Council has not promulgated the detailed rules for the 2008 PRC Tax Law, our subsidiaries and operating companies may not qualify as “high and new technology enterprises strongly supported by the State” and thus may not be entitled to a preferential enterprise income tax rate of 15%, rather than the standard rate of 25% after the current tax preferential tax treatment they enjoy expires. We will seek to apply for “high and new technology enterprises strongly supported by the State” status for our subsidiaries and operating companies once the detailed rules are made available to us. In addition, under the 2008 PRC Enterprise Income Tax Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and will normally be subject to the enterprise income tax at the rate of 25% on its global income, but the 2008 PRC Enterprise Income Tax Law does not define the term “de facto management bodies.” Substantially all of our management is currently located in the PRC, and if they remain located in the PRC after the effective date of the 2008 PRC Enterprise Income Tax Law, our company may be considered a resident enterprise and therefore be subject to the enterprise income tax at the rate of 25% on its global income in the PRC. In addition, the 2008 PRC Enterprise Income Tax Law provides that an income tax rate of 20% will normally be applicable to dividends payable to foreign investors and, unlike the current law, does not specifically exempt corporations that pay dividends from withholding all or part of such income tax when they pay dividends to their foreign investors. Although the 2008 PRC Enterprise Income Tax Law provides for the possibility that corporations will be exempt from withholding such income tax when paying dividends to their foreign investors, the details have not been established. As a result, KongZhong Beijing, Beijing Anjian Xingye and KongZhong China may be required to withhold all or part of such income tax when paying us dividends.

Beijing Boya Wuji recorded net losses in 2004 and 2005 and KongZhong China recorded a net loss in 2005, which they were permitted to carry forward for five years from the end of the period in which the loss was recorded to offset future net income for tax purposes. Each of Beijing Boya Wuji and KongZhong China recorded net profits in 2006 that were sufficient to realize the full tax benefit of the carry forward net losses.

The following table summarizes the various PRC income tax rates and tax concessions applicable to each of our subsidiaries and operating companies:

PRC entities	Chinese State unified income tax rate (%)	Chinese local income tax rate (%)	Concession from Chinese State unified income tax	Concession from Chinese local income tax	Year in which tax holiday commenced
KongZhong Beijing	15	3	Full exemption for 3 years starting from commencement of tax holiday followed by a 50% reduction for the succeeding 3 years	Full exemption from the commencement of operation	2003
KongZhong China	15	3	Same as KongZhong Beijing	Same as KongZhong Beijing	2005
Beijing AirInbox	15	N/A	Full exemption for 2 years starting from commencement of tax holiday followed by a 50% reduction for the succeeding 3 years	N/A	2003
Beijing Boya Wuji	15	N/A	Same as KongZhong Beijing	N/A	2004
Beijing WINT	15	N/A	Same as KongZhong Beijing	N/A	2004
Beijing Chengxitong	15	N/A	Same as KongZhong Beijing	N/A	2004
Tianjin Mammoth	15	N/A	Full exemption for 2 years starting from commencement of tax holiday	N/A	September 2003
BJXR	15	N/A	Same as KongZhong Beijing	N/A	2004
Beijing Anjian Xingye	15	3	None	Same as KongZhong Beijing	2005

In addition, our revenues are subject to business taxes. Since August 2003, each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR is subject to a 3% business tax for wireless value-added services and a 5% business tax for other services. Each of KongZhong Beijing, KongZhong China, Tianjin Mammoth and Beijing Anjian Xingye is subject to a 5% business tax. In future periods, we expect that a substantial portion of our revenues will be generated through Beijing AirInbox, Beijing WINT, Beijing Chengxitong and BJXR. In addition, pursuant to the arrangements that KongZhong Beijing has entered into with each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and Beijing Chengxitong, that KongZhong China has entered into with Beijing AirInbox, and that Beijing Anjian Xingye has entered into with BJXR, each of Beijing AirInbox, Beijing Boya Wuji Beijing WINT, Beijing Chengxitong and BJXR pays us service fees. The amount of such payments will be subject to the 5% business tax payable by KongZhong Beijing, KongZhong China and Beijing Anjian Xingye. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions — Related Party Agreements.”

PRC business tax is levied on PRC taxable revenues as defined by the related PRC tax rules and regulations. We have calculated our PRC taxable revenues after deducting certain costs of revenues, including service fees, transmission charges payable to the telecommunications operators and business cooperation fees. We believe that our calculation of our PRC taxable revenues is consistent with PRC tax rules and regulations. However, we cannot assure you that PRC tax authorities in the future will not require changes in our calculation of taxable revenues for historical periods, which could have a material adverse impact on our financial position and results of operations.

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

Name	Age	Position
Yunfan Zhou	33	Chairman of the Board of Directors, Chief Executive Officer
Nick Yang	32	Director, President, Chief Technology Officer
Charlie Y. Shi	45	Independent Director
Hope Ni	34	Independent Director
Hui (Tom) Zhang	34	Independent Director
Hanhui Sun	35	Chief Financial Officer
Hai Qi	34	Senior Vice President of Sales and Marketing
Kingchuen Wong	37	Senior Vice President of Corporate Development

Yunfan Zhou, 33, one of our founders, has served as the chairman of the board of directors of our company and our chief executive officer since our inception in May 2002. His current board term expires in 2007. Prior to establishing our company, Mr. Zhou served as vice president, executive vice president and general manager of Sohu.com Inc., an Internet portal company, from October 2000 to March 2002. In June 1999, Mr. Zhou co-founded ChinaRen Inc., an Internet portal and community company, and served as chief operating officer and general manager until October 2000, when ChinaRen Inc. merged into Sohu.com Inc. Mr. Zhou holds a master’s degree in electrical engineering from Stanford University and a bachelor’s degree in electrical engineering from Tsinghua University.

Nick Yang, 32, one of our founders, has served as president, director and chief technology officer of our company since our inception in May 2002. His current board term expires in 2008. Prior to establishing our company, Mr. Yang served as vice president of technology and chief technology officer of Sohu.com Inc. from October 2000 to March 2002. In June 1999, Mr. Yang co-founded ChinaRen Inc. and served as chief technology officer until October 2000, when ChinaRen Inc. merged into Sohu.com Inc. Mr. Yang holds a master’s degree in electrical engineering from Stanford University and a bachelor’s degree from the University of Michigan.

Charlie Y. Shi, 45, has been a director of our company since October 2002 and an independent director since April 2004. His current board term expires in 2008. Mr. Shi has been the managing director and a member of the Investment Committee of CMT ChinaValue Capital Advisors Limited since May 2004. From April 2001 to April 2004, Mr. Shi served as a managing director of China Assets Investment Management Limited, a Hong Kong-based investment management company. China Assets Investment Management Limited is the sole investment manager of China Assets (Holding) Limited, a Hong Kong registered investment fund that owns 100% of the shares of Global Lead Technology Limited, a holding company that held 13.3% of the shares of our company before our initial public offering and 9.1% immediately afterward. From February 2000 to March 2001, Mr. Shi was the senior vice president of SOFTBANK China Venture Capital Limited. He served as deputy managing director of an investment advisory and management subsidiary of China Insurance (Hong Kong) Group from February 1998 to December 1999, and served at Merrill Lynch & Co. from March 1992 to January 1998, where his last position was assistant vice president. Mr. Shi holds an MBA degree from California Lutheran University and a bachelor’s degree in economics from Fudan University in Shanghai. He is also a graduate of the Harvard Business School Advanced Management Program.

Hope Ni, 34, has been an independent director of our company since January 2007. Her current board term expires in 2009. Ms. Ni has served as the chief financial officer of Comtech Group (Nasdaq: COGO) since August 2004 and has also served on its board since 2005. Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, specializing in corporate finance, before joining Comtech in August 2004. Prior to that, Ms. Ni worked at Merrill Lynch's investment banking division in New York. Ms. Ni also serves on the board of Qianjia Consulting Company, which she founded in 2002. Ms. Ni received a JD from the University of Pennsylvania Law School and a bachelor’s degree in applied economics and business management from Cornell University.

Hui (Tom) Zhang, 34, has been an independent director of our company since January 2006. His current board term expires in 2007. Dr. Zhang is the co-founder and CEO of Innofidei Inc., a fabless semiconductor company in China founded in 2006. Dr. Zhang is also a co-founder of Vimicro International Corporation (Nasdaq: VIMC), a leading fabless semiconductor company in China founded in 1999. Dr. Zhang also serves as an independent director of China Techfaith (Nasdaq: CNTF) and Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM). He is secretary general of the Mobile Multimedia Technology Alliance (MMTA). Dr. Zhang received a bachelor of science degree from the University of Science & Technology of China and a Ph.D. in electrical engineering from the University of California at Berkeley. He received the 2005 University of California at Berkeley Outstanding Engineering Alumni Award.

Hanhui Sun, 35, has been chief financial officer of our company since February 2007 and was an independent director of our company from July 2005 through January 2007. Before joining our company, Mr. Sun was the R&D group financial controller of Microsoft (China). Previously, Mr. Sun was a deputy general manager of the Association Container Business of Maersk (China) Shipping from 2005 to 2006 and the financial controller of SouFun.com, a real estate portal in China, from 2004 to 2005. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice, including eight years at KPMG in Beijing, where he was an audit senior manager, and two years at KPMG in Los Angeles. Mr. Sun earned a bachelor’s degree in business administration from the Beijing Institute of Technology in 1993. He is a Certified Public Accountant in China.

Hai Qi, 34, has been senior vice president of sales and marketing of our company since October 2004. Before joining our company, he was a vice president at ASPire Technologies and the chief representative in its Beijing office. From 2000 to 2002, Mr. Qi was the chief representative in the Beijing office of Shanghai Intrinsic Computer Company, a predecessor company of Linktone Ltd. (Nasdaq: LTON). Mr. Qi graduated from Tianjin University with a degree in industrial engineering.

Kingchuen Wong, 37, has been senior vice president of corporate development of our company since September 2006 and vice president since 2004. Prior to that, she was director of corporate development. Before joining our company, she was a director of business development at TOM Online Inc. from 2003 to 2004. She was an associate at Softbank Asia Infrastructure Fund and Softbank China from May 2000 to 2003. Ms. Wong holds a bachelor’s degree in telecommunications from Beijing Jiaotong University.

There is no family relationship between any of our directors or senior officers.

JP Gan, who became our chief financial officer in July 2005, stepped down in December 2006. He was succeeded by Hanhui Sun, who resigned his position as our independent director to take up the position of chief financial officer. Kingchuen Wong has announced her plans to step down as senior vice president of corporate development effective June 30, 2007.

As a Nasdaq listed company, we are required by the Nasdaq Listing Rules to have a majority of our board comprised of independent directors. Our independent directors currently are Hope Ni, who was elected by our board to take the place of Hanhui Sun, who resigned effective January 16, 2007; Hui (Tom) Zhang, who was elected by our board to take the place of Yongqiang Qian, who resigned effective January 1, 2006; and Charlie Y. Shi, who was elected to a three-year term at the annual general meeting of shareholders in 2005. Our independent directors held executive sessions at which only independent directors were present once each quarter of 2006.

Our Memorandum and Articles of Association, as amended by the shareholders at a general meeting on September 6, 2005, provide for three classes of directors, each with three-year terms. As part of the process of setting up the classified board, however, Mr. Zhou and Mr. Qian were elected to two-year terms. Mr. Zhang, who replaced Mr. Qian, will serve the remainder of his term. Upon expiry of Mr. Zhou’s and Mr. Zhang’s directors’ terms, their successors will serve full three-year terms. Retiring directors are eligible for re-election. Each of our executive directors has entered into a service contract with us, while other directors have entered into no such agreements.

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

In addition, on February 14, 2007, we granted restricted share units covering 480,000 of our ordinary shares to each of our independent directors. Such restricted share units vest quarterly in 12 increments as long as such director is continuing his board service. Our directors receive no benefits upon termination of services.

Each of our senior officers has entered into an employment agreement and a non-compete agreement with us. Pursuant to the employment agreements, each of our senior officers is entitled to receive a basic salary and may also receive an annual bonus if a certain level of performance has been achieved. All senior officers are bound by the confidentiality and non-competition provisions in their respective employment agreements and non-compete agreements with us. Our senior officers receive no benefits upon termination of services.

Board Practices

To enhance our corporate governance, our board of directors established three board committees: an audit committee, a nominations committee and a compensation committee, which are comprised solely of independent directors. Our independent directors held one meeting each quarter at which only independent directors were present.

Audit Committee

We have established an audit committee in accordance with the Nasdaq Listing Rules, which reviews our internal accounting procedures and considers and reports to our board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The committee has a formal written charter that sets forth its duties and powers. The current members of our audit committee are Charlie Y. Shi, Hui (Tom) Zhang and Hope Ni, each of whom is an independent director. Our board has determined that Ms. Ni is an audit committee financial expert within the meaning of the U.S. securities laws. Our audit committee met once in each quarter of 2006.

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

Compensation of Directors and Senior Officers

Our senior officers receive compensation in the form of salaries, annual bonuses and stock options. We have entered into service agreements with each of our senior officers. None of these service agreements provide benefits to our senior officers upon termination. The aggregate remuneration paid and benefits in kind granted to our senior officers for the years ended December 31, 2006 and December 31, 2005 were approximately $1.2 million and $0.7 million, respectively. In addition, the aggregate remuneration paid to our non-executive directors for the years ended December 31, 2006 and December 31, 2005 was $80,000 and $70,000, respectively.

The total amount set aside or accrued by us or our subsidiaries to provide housing, medical and pension benefits, unemployment insurance and staff welfare for employees, including our executive directors and senior officers, is $2.6 million.

Stock options

Our 2002 KongZhong Corporation Equity Incentive Plan, or the 2002 Plan, and 2006 KongZhong Corporation Equity Incentive Plan, or the 2006 Plan, are intended to provide incentives to our directors, officers and employees as well as consultants and advisers of our company and its present or future parent company or subsidiaries, or the related corporations.

2002 KongZhong Corporation Equity Incentive Plan

The 2002 Plan was approved by our shareholders at a meeting held on June 6, 2002. Pursuant to the 2002 Plan, we originally reserved a total of 70,000,000 ordinary shares for issuance under two categories of options: incentive stock options, which may only be granted to officers and employees of the related corporations, and non-qualified options, which may be granted to any employee, officer, director, consultant or adviser of the related corporations. We increased the number of ordinary shares reserved for issuance in the 2002 Plan to 105,000,000 on February 15, 2004, and to 137,000,000 on September 6, 2005. Such increases have been approved by our shareholders.

As of December 31, 2006, we had granted an aggregate of 161,340,000 options, as adjusted by cancellations following initial grants and our share split, of which 41,010,120 had lapsed and 29,202,238 were exercisable at exercise prices ranging from $0.0025 to $0.2575 per ordinary share. The exercise price represents the fair market value of the underlying ordinary shares on the date the options were granted.

During 2006, we granted options covering 32,400,000 of our ordinary shares, options covering 15,643,470 of our ordinary shares lapsed and options covering 30,062,480 of our ordinary shares were exercised. With respect to the options that we have granted, the vesting schedule for the incentive stock options provides for 25% of the options to vest on the first anniversary of the date of the grant, and the remaining 75% to vest in 12 equal quarterly installments beginning one calendar quarter after the date of such anniversary. The expiration date for each option is ten years from the date of grant.

2006 KongZhong Corporation Equity Incentive Plan

The 2006 Plan was approved by our shareholders at our annual general meeting on October 12, 2006. Pursuant to the 2006 Plan, we have reserved a total of 40,000,000 ordinary shares for issuance in respect of stock options, restricted share units and other forms of equity compensation.

As of December 31, 2006, no restricted share units have been granted. On February 14, 2007, we granted restricted share units covering 22,240,000 of our ordinary shares. With respect to the restricted share units that we have granted, the vesting schedule provides for 25% of the restricted share units to vest on the first anniversary of the date of the grant, and the remaining 75% to vest in 12 equal quarterly installments beginning one calendar quarter after the date of such anniversary.

Our board of directors administers the 2002 Plan and 2006 Plan and has wide discretion in awarding stock options, restricted share units and other forms of equity compensation. Subject to the provisions of the 2002 Plan and 2006 Plan, our board of directors determines who will be granted equity compensation, the type and timing of equity compensation to be granted, the vesting schedule and other terms and conditions of the equity compensation, including the exercise price of the stock options. On December 30, 2005, our board of directors, following the recommendation of the compensation committee, approved a resolution authorizing our chief executive officer to grant up to 8,000,000 stock options to non-officer employees without prior written approval by the compensation committee or board of directors.

Generally, if an outstanding equity compensation award granted under the 2002 Plan and 2006 Plan has not vested by the date of termination of the grantee’s employment with us, no further installments of the grantee’s equity compensation award will become exercisable following the date of such cessation of employment, and the grantee’s already vested but unexercised equity compensation awards will terminate after a period of 90 days from such cessation of employment.

Our board of directors may terminate or amend the 2002 Plan and 2006 Plan at any time; provided, however, that our board of directors must seek our shareholders’ approval with respect to certain major modifications to the 2002 Plan and 2006 Plan, and, if such amendment or termination would adversely affect the rights of a grantee under any option granted, the approval of such grantee would be required. Without further action by our board of directors, the 2002 Plan will terminate on June 6, 2012 and the 2006 Plan will terminate on October 11, 2016.

The 2002 Plan and 2006 Plan provide for acceleration of awards upon the occurrence of certain consolidations, mergers, acquisitions or sale of all of substantially all assets or shares of our company. In any such case, our board shall take one of more of the following actions, among others: accelerate the date of exercise of such options or any installment of such options, provide a fixed period of time that the grantees must exercise or terminate all options in exchange for cash payment.

The following table sets forth information on stock options and restricted share units that have been granted and are outstanding as of March 31, 2007, pursuant to the 2002 Plan and the 2006 Plan.

	Ordinary shares underlying options						Restricted Share Units
Name of grantee	2006 option grants		Pre-2006 option grants		Expiration date	Exercise price per share (US dollars)(1)
Directors and Senior Officers
Charlie Y. Shi	—		2,000,000	(2)	January 2, 2015	0.25	480,000	(3)
Hope Ni	—		—		—	—	480,000	(4)
Hui (Tom) Zhang	2,000,000	(5)	—		December 31, 2015	0.3125	480,000	(6)
Hanhui Sun, chief financial officer	—		600,000	(7)	April 15, 2007	0.25	2,000,000	(8)
Hai Qi, senior vice president of sales and marketing	—		8,000,000	(9)	October 27, 2014	0.175	1,600,000	(10)
Kingchuen Wong	2,000,000	(11)	1,600,000	(11)	October 27, 2014 to July 13, 2016	0.17125 - 0.1795	1,600,000	(12)
Other employees (comprising 141 individuals)	21,920,000		28,642,710		June 30, 2012 to July 13, 2016	0.0025-0.3270	13,800,000
Total	25,920,000		40,842,710				20,440,000	(13)
___________

(1)	The exercise price per share of options granted represents the fair market value of the underlying ordinary shares on the date the options were granted.
(2)	Charlie Shi’s options vest periodically beginning from March 31, 2005.
(3)	Charlie Shi was granted 480,000 restricted share units on February 14, 2007, which vest in 12 equal tranches beginning on May 14, 2007 and continuing at the end of each subsequent three-month period.
(4)	Hope Ni was granted 480,000 restricted share units on February 14, 2007, which vest in 12 equal tranches beginning on May 14, 2007 and continuing at the end of each subsequent three-month period.
(5)	Hui (Tom) Zhang’s options vest periodically beginning from March 31, 2006.
(6)
Hui (Tom) Zhang was granted 480,000 restricted share units on February 14, 2007, which vest in 12 equal tranches beginning on May 14, 2007 and continuing at the end of each subsequent three-month period.

(7)
Hanhui Sun’s options, granted in his capacity as an independent director, vested periodically beginning from September 30, 2005. When he stepped down as an independent director in January 2007, his 600,000 unvested options were immediately cancelled and he had until April 15, 2007, to exercise his 600,000 vested options.

(8)
Hanhui Sun was granted 2,000,000 restricted share units on February 14, 2007, of which 25% vest on the first anniversary of the date of the grant, and the remaining 75% vest 12 equal tranches beginning three months after the date of such anniversary and continuing at the end of each subsequent three-month period.

(9)	Hai Qi’s options vest periodically beginning from October 28, 2005.
(10)
Hai Qi was granted 1,600,000 restricted share units on February 14, 2007, of which 25% vest on the first anniversary of the date of the grant, and the remaining 75% vest 12 equal tranches beginning three months after the date of such anniversary and continuing at the end of each subsequent three-month period.

(11)	Kingchuen Wong’s 2006 options vest periodically beginning from July 14, 2006 and her pre-2006 options vest periodically beginning from October 28, 2005.
(12)
Kingchuen Wong was granted 1,600,000 restricted share units on February 14, 2007, of which 25% vest on the first anniversary of the date of the grant, and the remaining 75% vest 12 equal tranches beginning three months after the date of such anniversary and continuing at the end of each subsequent three-month period.

(13)
We granted restricted share units covering 22,240,000 of our ordinary shares on February 14, 2007. As of March 31, 2007, 1,800,000 were cancelled because the recipients left the company and 20,440,000 remained outstanding.

Stock-based Compensation Expense

Prior to January 1, 2006, we recorded deferred stock compensation under APB 25 to represent the difference between the deemed fair value of our ordinary shares for accounting purposes and the option exercise prices. Prior to our initial public offering, we determined the deemed fair value of our ordinary shares based upon several factors, including a valuation report from an independent appraiser and the price of our then most recent preferred share placement. After our initial public offering, we used the Black-Scholes option pricing model to compute the fair value.

Starting from January 1, 2006, we adopted the Statement of Financial Accounting Standard 123R (SFAS 123R), “Share-Based Payment to account for share based compensation.” We have used the modified prospective transition method and therefore have not restated the results from prior periods.

We amortized stock-based compensation expenses of $0.5 million, $0.3 million and $ 1.6 million for 2004, 2005 and 2006, respectively.

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

As of March 31, 2007, the following directors and officers held beneficial ownership of ordinary shares in our company.

Name	Number of shares beneficially owned	Of which, shares underlying equity compensation awards that will vest within 60 days	% of our issued share capital as of March 31, 2007(1)
Yunfan Zhou	255,500,000	—	17.00%
Nick Yang	255,500,000	—	17.00%
Charlie Y. Shi	1,706,667	166,667	*
Hope Ni	80,000	—	*
Hui (Tom) Zhang	1,040,000	166,667	*
Hanhui Sun	600,000	—	—
Hai Qi	1,860,000	500,000	*
Kingchuen Wong	1,450,000	550,000	*
___________

(1)	Adjusted to reflect the issuance of ordinary shares upon full exercise of all outstanding options and restricted share units granted under our 2002 Plan and 2006 Plan.

*	Less than one percent.

Employees

See “Item 4 — Information on the Company — Employees.”

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The table below sets forth certain information with respect to the beneficial owners of 5% or more of our ordinary shares as of the dates indicated:

	Shares beneficially owned as of July 8, 2004 (immediately prior to our initial public offering)		Shares beneficially owned as of the date of the shareholder’s most recent public filing or communication with the company
Name	Number	Percent	Number	Percent
Yunfan Zhou(1)	287,500,000	27.4%	255,500,000	18.0%
Nick Yang(2)	287,500,000	27.4%	255,500,000	18.0%
Draper Fisher Jurvetson ePlanet Ventures L.P.(3)	89,880,000	8.6%	80,431,360	5.8%
Draper Fisher Jurvetson ePlanet Partners, Ltd.(3)	—	—	80,431,360	5.8%
Timothy C. Draper(3)	—	—	127,765,560	9.2%
Stephen T. Jurvetson(3)	—	—	83,521,640	6.0%
John H.N. Fisher(3)	—	—	83,521,640	6.0%
Asad Jamal(3)	—	—	81,851,200	5.9%
Samuel Shin Fang(4)	87,500,000	8.3%	78,051,000	5.4%
Fu Lam Wu(5)	81,666,660	7.8%	73,081,460	5.1%
____________

(1)	As of December 31, 2006. Mr. Zhou holds his shares in our company through Mobileren Inc., a British Virgin Islands company, which he wholly owns.
(2)	As of December 31, 2006.
(3)
As of February 13, 2007. Three affiliates, Draper Fisher Jurvetson ePlanet Partners Fund, LLC, Draper Fisher Jurvetson ePlanet Ventures GmbH & Co. KG and Draper Fischer Jurvetson ePlanet Verwaltungs GmbH, each hold 0.1% of the ordinary shares of our company. Mr. Draper, Mr. Jurvetson, Mr. Fisher and Mr. Jamal are managing directors of Draper Fisher Jurvetson ePlanet Verwaltungs GmbH.

(4)
As of February 8, 2007. Mr. Fang is beneficial owner of our shares through four entities, which reported the following shareholding: eGarden I, a Cayman Islands company, 3.1%; Calver Investments Limited, a Channel Islands company, 1.9%; eGarden Ventures Hong Kong Limited, a Hong Kong company, less than 0.1%; and Luzon Investments Ltd., a Channel Islands company, 0.3%. eGarden I is 50%-owned by Luzon Investments Ltd., which Mr. Fang wholly owns. Mr. Fang owns 100% of Calver Investments Ltd. eGarden Ventures Hong Kong Limited is wholly owned by eGardens Ventures Ltd., a British Virgin Islands company, of which Mr. Fang owns 50%.

(5)	As of December 31, 2006. Fu Lam Wu holds her shares in our company through Lucky Dragon Holdings Group Ltd., a British Virgin Islands company, which she wholly owns.

None of our major shareholders has voting rights that differ from the voting rights of other shareholders.

As of December 31, 2006, there were 1,423,156,120 ordinary shares issued and outstanding. Citibank, N.A., the depositary under our ADS deposit agreement, has advised us that as of December 31, 2006, 21,441,071ADSs, representing 857,642,840common shares, were held of record by Cede & Co. and four other registered shareholders. We have no further information as to common shares held or beneficially owned by U.S. persons.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

Related Party Transactions

In order to comply with PRC regulations, we operate our business in China through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and Beijing Xinrui, companies that are wholly owned by PRC citizens. We have entered into a series of contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and Beijing Xinrui and their respective shareholders, including agreements on provision of loans, provision of services and certain corporate governance and shareholder rights matters.

Below is a summary of the material provisions of these agreements.

Related Party Transactions

Loan Agreements. On March 31, 2004, we entered into a loan agreement with Yunfan Zhou, Songlin Yang and Zhen Huang, pursuant to which we amended and restated the terms and conditions of our long-term loans in the total principal amount of RMB2.2 million (approximately $281,737) that we provided to Yunfan Zhou, Songlin Yang and Zhen Huang, in the proportion of their shareholding percentages in Beijing AirInbox. The loans are interest-free and the proceeds have been invested into Beijing AirInbox as a capital contribution by the borrowers. Pursuant to the loan agreement, each of the borrowers agreed to transfer his or her interest in Beijing AirInbox to KongZhong Beijing when permitted under PRC law as repayment of the loan. Each of the borrowers also undertook to us that the loan will become due and payable if, among other things, (i) either Yunfan Zhou or Nick Yang resigns or is removed from office by KongZhong Beijing or its affiliates, (ii) the respective borrower commits a criminal offense, (iii) any third party raises against the respective borrower a claim of more than RMB0.5 million (approximately $64,031), (iv) foreign investment in a telecommunications value-added services business is permitted and the relevant government authorities start approving such foreign investment, or (v) the borrower dies or becomes incapacitated. In addition, the loan shall be repaid only in the form of a transfer of each borrower’s entire equity interest in Beijing AirInbox to us or, if transfer of ownership to us is prohibited under applicable law, to our designees. Upon the transfer of each borrower’s equity interest in Beijing AirInbox, any proceeds from the transfer shall be used to offset his or her loan repayment obligation to us or our designees. The term of the loan agreement is ten years, automatically renewable at our option. Pursuant to an amendment to the loan agreement among Yunfan Zhou, Songlin Yang, Zhen Huang and Guijun Wang, dated October 16, 2006, Guijun Wang replaced Yunfan Zhou as a party to the loan agreement and assumed all the rights and obligations of Yunfan Zhou under the loan agreement.

On March 31, 2004, we entered into a loan agreement with Yang Cha, one of our employees, and Songlin Yang, pursuant to which we have agreed to grant loans to Yang Cha in the amount of RMB4.4 million (approximately $563,474) and to Songlin Yang in the amount of RMB3.4 million (approximately $435,412). These loans are interest-free and the proceeds are to be exclusively invested into Beijing AirInbox as contribution to the capital increase in Beijing AirInbox by Yang Cha and Songlin Yang. The terms and conditions of this loan agreement are substantially the same as the loan agreement that we entered into with Yunfan Zhou, Songlin Yang and Zhen Huang on March 31, 2004. Pursuant to an amendment to the loan agreement among Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006, Songlin Yang, Linguang Wu replaced Yang Cha as a party to the loan agreement and assumed all the rights and obligations of Yang Cha under the loan agreement.

Capital Contribution Transfer Agreements. On June 29, 2006, Linguang Wu, Guijun Wang, Hai Qi and Yang Yang entered into a capital contribution transfer agreement. Pursuant to the agreement, each of Linguang Wu and Guijun Wang transferred 30% of the equity interest in Beijing WINT to Hai Qi. Upon the closing of this capital contribution transfer agreement, Hai Qi holds 60% and Yang Yang holds 40% of the total equity interest of Beijing WINT.

On October 16, 2006, Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang entered into a capital contribution transfer agreement. Pursuant to the agreement, Yang Cha transferred his capital contribution of RMB 4.5 million in Beijing AirInbox to Linguang Wu and Yunfan Zhou transferred his capital contribution of RMB 1 million in Beijing AirInbox to Guijun Wang. Upon the closing of this capital contribution transfer agreement, Linguang Wu holds 45%, Guijun Wang holds 10%, Songlin Yang holds 42% and Zhen Huang holds 3% of the total equity interest of Beijing AirInbox.

On October 27, 2006, Beijing AirInbox, Zhen Huang and Yunfan Zhou entered into a capital contribution transfer agreement. Pursuant to this agreement, each of Zhen Huang and Yunfan Zhou transferred their respective 10% equity interest in Beijing Boya Wuji to Beijing AirInbox in exchange for RMB100,000 (approximately $12,806). Upon the closing of this capital contribution transfer agreement, Beijing AirInbox holds 100% of the total equity interest of Beijing Boya Wuji.

Option Agreements. KongZhong Beijing, Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, who are the current shareholders of Beijing AirInbox, entered into an amended and restated option agreement with KongZhong Beijing on October 16, 2006 pursuant to which each of Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu granted KongZhong Beijing an option to purchase their respective equity interests in Beijing AirInbox at the price of RMB100,000 (approximately $12,806) per one percent of its registered capital. The term of this agreement is the earlier of: (i) 10 years from the date of the agreement; and (ii) the date on which all of the equity interest of Beijing AirInbox has been purchased by KongZhong Beijing. This agreement supersedes the amended and restated exclusive option agreement entered into among KongZhong Beijing, Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang on May 10, 2004.

Yunfan Zhou and Zhen Huang, who were the shareholders of Beijing Boya Wuji, entered into an exclusive option agreement with KongZhong Beijing on March 31, 2004, pursuant to which each of these shareholders granted KongZhong Beijing an exclusive option to purchase their respective equity interests in Beijing Boya Wuji. Following the acquisition by Beijing AirInbox of 100% of the equity interest in Beijing Boya Wuji, KongZhong Beijing, Yunfan Zhou and Zhen Huang entered into a termination agreement pursuant to which the exclusive option agreement was terminated with effect from October 27, 2006.

Yang Yang and Hai Qi, who are the current shareholders of Beijing WINT, entered into an option agreement with KongZhong Beijing on June 29, 2006 pursuant to which each of Yang Yang and Hai Qi granted KongZhong Beijing an option to purchase their respective equity interests in Beijing WINT for the lower of: (i) the lowest price permitted by then PRC laws, or (ii) the value of the audited net assets of Beijing WINT. The term of this agreement is until all the equity interests held by these shareholders have been purchased by KongZhong Beijing as permitted by the PRC laws. This agreement supersedes the exclusive option agreement entered into among KongZhong Beijing,Yang Yang, Linguang Wu and Guijun Wang on February 28, 2005.

Yang Li and Xuelei Wu, who are the shareholders of Beijing Chengxitong, entered into an exclusive option agreement with KongZhong Beijing on November 21, 2005, pursuant to which each of these shareholders granted KongZhong Beijing an exclusive option to purchase their respective equity interests in Beijing Chengxitong for the lower of: (i) the lowest price permitted by the then PRC law, or (ii) the amount of the audited net assets of Beijing Chengxitong. The term of this agreement is until the date all of the equity interests in Beijing Chengxitong have been purchased by KongZhong Beijing.

Yang Li and Guijun Wang, who are the shareholders of BJXR, entered into an exclusive option agreement with Beijing Anjian Xingye on January 28, 2006, pursuant to which each of these shareholders granted Beijing Anjian Xingye an exclusive option to purchase their respective equity interests in BJXR at the lowest price permitted by the then-PRC law. The term of this agreement is until the date all of the equity interests in BJXR have been purchased by Beijing Anjian Xingye.

Technical and Consulting Services Agreements. Beijing AirInbox entered into a technical and consulting services agreement with KongZhong Beijing on March 31, 2004, pursuant to which KongZhong Beijing will provide ongoing technical and consulting services to Beijing AirInbox. The services to be provided under the agreement include, among others, network and web site design and maintenance, research and development and consulting on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of Beijing AirInbox for such quarter. KongZhong Beijing may partially waive any quarterly payment as long as: (i) the cash and cash equivalents owned by Beijing AirInbox is below RMB100 million (approximately $12,806,229); and (ii) the payment of service fees by AirInbox is no less than RMB5 million (approximately $640,311) for such quarter. The term of this agreement is for 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option.

Beijing AirInbox entered into a technical and consulting services agreement with KongZhong China on July 1, 2006, pursuant to which KongZhong China will provide technical consulting and services to Beijing AirInbox. The services to be provided under the agreement include, among others, maintenance of the machine room and website, network services and maintenance of such services, integrated security services for the website, designing and implementation of the website network, installation of the server and 24 hours’ daily maintenance, development and testing of new products, marketing of new products, creation, designing, updating and maintenance of the web pages, maintenance of the clients’ service platform, training of employees, market analysis and public relations. The service fees will be calculated monthly, based on a certain percentage of the fees received by Beijing AirInbox during each month. The term of this agreement is for 10 years from the date of execution. This agreement is automatically renewable unless KongZhong China gives its written consent to terminate the agreement three months prior to expiration of the agreement.

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

Beijing WINT entered into an exclusive technical and consulting services agreement with KongZhong Beijing on February 28, 2005, pursuant to which KongZhong Beijing will provide certain technical and consulting services to Beijing WINT on an exclusive basis. The services to be provided under the agreement include, among others, network and web site design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated monthly, based on a certain percentage of the revenues of Beijing WINT for such month. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law.

Beijing Chengxitong entered into an exclusive technical and consulting services agreement with KongZhong Beijing on November 21, 2005, pursuant to which KongZhong Beijing will provide certain technical and consulting services to Beijing Chengxitong on an exclusive basis. The services to be provided under the agreement include, among others, network and web site design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated monthly, based on a certain percentage of the revenues of Beijing Chengxitong for such month. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law.

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

Equity Pledge Agreements. Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, who were the shareholders of Beijing AirInbox, entered into an amended and restated equity pledge agreement with KongZhong Beijing on May 10, 2004. Pursuant to a capital contribution transfer agreement under which Yang Cha and Yunfan Zhou transferred their capital contributions to Linguang Wu and Guijun Wang respectively, Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, the current shareholders of Beijing AirInbox, entered into an amended and restated equity pledge agreement with KongZhong Beijing on October 16, 2006. Under this agreement, each of these shareholders pledged all of his or her interest in Beijing AirInbox to KongZhong Beijing to guarantee the performance by Beijing AirInbox of its obligations under the exclusive technical and consulting services agreement, dated March 31, 2004, between Beijing AirInbox and KongZhong Beijing. The term of the agreement is from the date on which the pledges are recorded on the shareholder’s register of Beijing AirInbox until all the obligations of Beijing AirInbox guaranteed under this agreement have been fully performed.

Yunfan Zhou and Zhen Huang, who are the shareholders of Beijing Boya Wuji, entered into an equity pledge agreement with KongZhong Beijing on March 31, 2004. Pursuant to this agreement, each of these shareholders pledged all of his or her interest in Beijing Boya Wuji to KongZhong Beijing to guarantee the performance by Beijing Boya Wuji of its obligations under the exclusive technical and consulting services agreement, dated March 31, 2004, between Beijing Boya Wuji and KongZhong Beijing. Following the acquisition by Beijing AirInbox of 100% of the equity interest of Beijing Boya Wuji, KongZhong Beijing, Yunfan Zhou and Zhen Huang entered into a termination agreement on October 27, 2006 pursuant to which the equity pledge agreement was terminated with effect from the same date.

Yang Yang, Linguang Wu and Guijun Wang, who were the shareholders of Beijing WINT, entered into an equity pledge agreement with KongZhong Beijing on February 28, 2005. Pursuant to a capital contribution transfer agreement under which each of Linguang Wu and Guijun Wang transferred their equity interest in Beijing WINT to Hai Qi, Yang Yang and Hai Qi, the current shareholders of Beijing WINT, entered into an equity pledge agreement with KongZhong Beijing and Beijing WINT on June 29, 2006. Under this agreement, each of these shareholders pledged all of his or her interest in Beijing WINT to KongZhong Beijing to guarantee the performance by Beijing WINT of its obligations under the exclusive technical and consulting services agreement dated February 28, 2005 between KongZhong Beijing and Beijing WINT, and the business operation agreement and share option agreement dated June 29, 2006 between Beijing WINT, its shareholders and KongZhong Beijing. The term of this agreement is from the date on which the pledges are recorded on the shareholder’s register of Beijing WINT until all obligations of Beijing WINT guaranteed under this agreement have been fully performed and KongZhong Beijing confirms the same in writing. This agreement supersedes the equity pledge agreement entered into among Yang Yang, Linguang Wu, Guijun Wang and KongZhong Beijing on February 28, 2005.

Yang Li and Xuelei Wu, the shareholders of Beijing Chengxitong, entered into an equity pledge agreement with KongZhong Beijing on November 21, 2005. Pursuant to this agreement, each of these shareholders of Beijing Chengxitong pledged all of his or her interest in Beijing Chengxitong to KongZhong Beijing to guarantee the performance by Beijing Chengxitong of its obligations under the exclusive and technical consulting services agreement, the business operation agreement and the option agreement dated November 21, 2005 among Beijing Chengxitong and its shareholders and KongZhong Beijing. The term of this agreement is until all the obligations of Beijing Chengxitong guaranteed under this agreement have been fully performed and Beijing Chengxitong confirms the same in writing.

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

Business Operation Agreements. Beijing AirInbox, its then-shareholders, Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, and KongZhong Beijing entered into an amended and restated business operation agreement on May 10, 2004. On October 16, 2006, following the execution of a capital contribution transfer agreement, the new shareholders of Beijing AirInbox, Guijun Wang, Songlin Yang, Zhen Huang, Linguang Wu, entered into an amended and restated business operation agreement with Beijing AirInbox and KongZhong Beijing. This agreement supersedes the amended and restated business operation agreement of May 10, 2004. Pursuant to the October 16, 2006 agreement, Beijing AirInbox and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing AirInbox will not engage in any transactions which may materially affect its assets, obligations, rights or operations, including (i) conducting any business which is beyond the ordinary scope of business; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or senior officers; (iv) selling or acquiring any assets or rights valued at more than RMB0.2 million (approximately $25,612), including but not limited to intellectual property rights; (v) providing guarantees for any third party with its assets or intellectual property rights or any other guarantee or incurring any obligations over its assets; (vi) amending the articles of association or changing the business scope of Beijing AirInbox; (vii) changing the normal operational process or amending any material bylaws of Beijing AirInbox; (viii) assigning to any third party its rights or obligations under this agreement. In addition, Beijing AirInbox and its shareholders will appoint the designees of KongZhong Beijing as the directors and chief director of Beijing AirInbox, and the senior officers of KongZhong Beijing as the general manager, chief financial officer and other senior officers of Beijing AirInbox. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing authority to exercise all of his or her shareholder rights in Beijing AirInbox. The term of this agreement is for 10 years from the date of execution and is automatically renewable unless KongZhong Beijing gives written notice three months prior to expiration of the agreement.

Beijing WINT, its then-shareholders, Yang Yang, Linguang Wu and Guijun Wang, and KongZhong Beijing entered into a business operation agreement on February 28, 2005. On June 29, 2006, following the execution of a capital contribution transfer agreement, the new shareholders of Beijing WINT, Yang Yang and Hai Qi, entered into entered into a business operation agreement with Beijing WINT and KongZhong Beijing. This agreement supersedes the business operation agreement of February 28, 2005. Pursuant to the June 29, 2006 agreement, Beijing AirInbox and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing AirInbox will not engage in any transactions which may materially affect its assets, obligations, rights or operations, including (i) conducting any business which is beyond the ordinary scope of business; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or senior officers; (iv) selling or acquiring any assets or rights valued at more than RMB0.2 million (approximately $25,612), including but not limited to intellectual property rights; (v) providing guarantees for any third party with its assets or intellectual property rights or any other guarantees or incurring any obligations over its assets; (vi) amending the articles of association or changing the business scope of Beijing AirInbox; (vii) changing the normal operational process or amending any material bylaws of Beijing AirInbox; (viii) assigning to any third party its rights or obligations under this agreement. In addition, Beijing AirInbox and its shareholders will appoint the designees of KongZhong Beijing as the directors and president of Beijing AirInbox, and the nominees of KongZhong Beijing as the general manager, chief financial officer and other senior officers of Beijing AirInbox. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing authority to exercise all of the respective shareholder’s rights in Beijing AirInbox. The term of this agreement is for 10 years from the date of execution and is automatically renewable unless KongZhong Beijing gives written notice three months prior to expiration of the agreement.

Beijing Chengxitong, its shareholders, Yang Li, Xuelei Wu and KongZhong Beijing entered into a business operation agreement on November 21, 2005. Pursuant to this agreement, Beijing Chengxitong and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing Chengxitong will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including (i) conducting any business that is beyond normal business operations, (ii) lending to or assuming any obligations of a third party, (iii) replacing or dismissing any directors or senior officers, (iv) selling or purchasing any assets or rights valued at more than RMB0.2 million (approximately $25,612), (v) incurring any security interest over its assets and intellectual property on behalf of any third party, (vi) amending the articles of association or changing the business scope of Beijing Chengxitong, (vii) changing the normal operations or amending any material internal guidelines of Beijing Chengxitong, and (viii) assigning any rights and obligations under this agreement to any third party. In addition, Beijing Chengxitong and its shareholders will appoint the designees of KongZhong Beijing as directors, general manager and other senior officers of Beijing Chengxitong. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing full power and authority to exercise all of the respective shareholder’s rights in Beijing Chengxitong. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law or until KongZhong Beijing shall terminate the agreement by issuing written notice 30 days prior to the date of termination.

BJXR, its shareholders, Yang Li and Guijun Wang, and Beijing Anjian Xingye entered into a business operation agreement on January 26, 2006. Pursuant to this agreement, BJXR and its shareholders agreed that, without the prior written consent of Beijing Anjian Xingye or its designees, BJXR will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including (i) conducting any business that is beyond normal business operations, (ii) lending to or assuming any obligations of a third party, (iii) replacing or dismissing any directors or senior officers, (iv) selling or purchasing any assets or rights valued at more than RMB0.2 million (approximately $25,612), (v) incurring any security interest over its assets and intellectual property on behalf of any third party, (vi) amending the articles of association or changing the business scope of BJXR, (vii) changing the normal operations or amending any material internal guidelines of BJXR, and (viii) assigning any rights and obligations under this agreement to any third party. In addition, BJXR and its shareholders will appoint the designees of Beijing Anjian Xingye as directors, general manager and other senior officers of BJXR. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of Beijing Anjian Xingye full power and authority to exercise all of the respective shareholder’s rights in BJXR. The term of the agreement is until Beijing Anjian Xingye is dissolved according to PRC law or until Beijing Anjian Xingye shall terminate the agreement by issuing written notice 30 days prior to the date of termination.

Powers of Attorney. Each of Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, the shareholders of Beijing AirInbox, executed an irrevocable power of attorney on May 10, 2004, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing AirInbox. Pursuant to the capital contribution transfer agreement, dated October 16, 2006, under which Yang Cha and Yunfan Zhou transferred their equity interests in Beijing AirInbox to Linguang Wu and Guijun Wang respectively, each of Linguang Wu and Guijun Wang executed an irrevocable power of attorney on October 16, 2006, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing AirInbox.

Each of Yang Yang, Linguang Wu and Guijun Wang, the shareholders of Beijing WINT, executed an irrevocable power of attorney on March 1, 2005, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing WINT. Pursuant to the capital contribution transfer agreement, dated June 29, 2006, under which each of Linguang Wu and Guijun Wang transferred their equity interests in Beijing WINT to Qi Hai, Qi Hai executed an irrevocable power of attorney on June 29, 2006, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his rights as a shareholder in Beijing AirInbox.

Each of Yang Li and Xuelei Wu, the shareholders of Beijing Chengxitong, executed an irrevocable power of attorney on November 21, 2005, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing Chengxitong.

Each of Yang Li and Guijun Wang, the shareholders of BJXR, executed an irrevocable power of attorney on January 26, 2006, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in BJXR.

Item 8. Financial Information

See “Item 18 — Financial Statements.”

Item 9. The Offer and Listing

Market and Share Price Information

Our ADSs, each representing 40 of our ordinary shares, have been listed on Nasdaq since July 9, 2004. Our ADSs trade under the symbol “KONG.” Nasdaq is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States.

The high and low closing prices of our ADSs on Nasdaq since listing are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2004(1)	11.97	5.329
2005	14.48	6.80
2006
Quarterly:
First Quarter, 2005	10.36	7.32
Second Quarter, 2005	9.89	6.80
Third Quarter, 2005	14.08	9.02
Fourth Quarter, 2005	14.48	10.78
First Quarter, 2006	15.04	11.05
Second Quarter, 2006	14.09	8.15
Third Quarter, 2006	8.69	5.56
Fourth Quarter, 2006	10.15	6.52
First Quarter, 2007	9.53	6.68
Monthly
December 2006	10.15	8.09
January 2007	9.53	7.84
February 2007	9.01	7.38
March 2007	7.99	6.68
April 2007	7.08	6.66
May 2007	7.28	5.16
June 2007 (through June 19)	5.33	6.73
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

Material Contracts

Other than the contracts described in “Item 4 — Information on the Company — Our Investments and Acquisitions” and “Item 7 — Major Shareholders and Related Party Transactions,” we and our operating companies have not entered into any material contracts that are not in the ordinary course of business within the two years preceding the date of this annual report.

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

You should consult your own tax adviser regarding the United States federal, state and local tax consequences of owning and disposing of the ADSs in your particular circumstances.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a non-corporate U.S. holder that is recognized in a taxable year beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

PFIC Rules

Although it is not entirely clear how the contractual arrangements that provide us with control over our operating companies, i.e., Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Beijing Chengxitong and BJXR, will be treated for purposes of the PFIC rules, we believe that we should be treated as owning all the shares of our operating companies for U.S. tax purposes, and therefore, the ADSs should not be treated as stock of a PFIC for United States federal income tax purposes. Whether or not we are a PFIC must be determined on an annual basis and, accordingly, our status is subject to change.

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

Foreign Currency Risk

While our reporting currency is the U.S. dollar, the majority of our revenues, costs and liabilities are denominated in Renminbi. As of December 31, 2006, about 68% of our assets were denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the People’s Bank of China introduced a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. Daily fluctuations of the Renminbi against the basket of currencies were limited to 0.3% per day until May 19, 2007, when the floating band was widened to 0.5% per day, according to an announcement by the People’s Bank of China. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. We cannot guarantee that the Renminbi will not be permitted to enter into a full float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Because we receive substantially all of our revenues in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Recently, the government of the PRC has been under international pressure to revalue the Renminbi in order to encourage Chinese imports of foreign products. Because we receive substantially all of our revenues in Renminbi, any fluctuation in the exchange rate between U.S. dollars and Renminbi will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms. See “Item 3 — Risk Factors — Risks Relating to the People’s Republic of China — Fluctuation of the Renminbi could materially affect the value of our ADSs.”

We do not engage in any hedging activities, and may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business since our inception. According to the China Statistical Bureau, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.5% and 1.8% in 2006 and 2005, respectively.

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

The net proceeds to us from our initial public offering, after deducting fees and expenses, were $73,434,703. As of March 31, 2007, we have spent $35.8 million of the net proceeds to expand our business through acquisitions and $6.6 million on general corporate purposes. We are continuously examining opportunities to expand our business through acquisitions, and anticipate that the remaining $31,034,703 of the proceeds from our initial public offering may be used to fund additional acquisition activities. The following table sets forth our use of the net proceeds of our initial public offering as of March 31, 2007:

Use of Proceeds	Amount (US$ ‘000)
Acquisition of or investment in other businesses	35,800
General corporate purposes	6,600

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this annual report. They have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were adequate and effective to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries.

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2006 using criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2006 based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Item 16.

Item 16A. Audit Committee Financial Expert

On January 16, 2007, our board of directors accepted the resignation of Hanhui Sun as a director, effective immediately, and elected Hope Ni to take his place and become the third member of the audit committee, also effective January 16, 2007. Our board determined that Ms. Ni, who is one of our independent directors, according to the requirements of the US securities laws and the Nasdaq Listing Rules, is an audit committee financial expert within the meaning of the U.S. securities laws. See “Item 6 — Directors and Senior Officers.”

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

Item 16C. Principal Accountant Fees and Services

Deloitte Touche Tohmatsu has served as our independent registered public accounting firm for each of the fiscal years ending on December 31, 2004, December 31, 2005, and December 31, 2006, for which audited financial statements appear in this annual report on Form 20-F. The auditor is elected annually by our shareholders at the Annual General Meeting. The audit committee will propose to our shareholders at the 2007 Annual General Meeting that Deloitte Touche Tohmatsu be elected as our auditor for fiscal 2007.

Audit Fees

The aggregate fees billed in each of 2006 and 2005 for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were $0.3 million and $0.2 million, respectively.

Audit-Related Fees

The aggregate fees billed in each of 2006 and 2005 for assurance and related services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were nil and $1,542, respectively.

Tax Fees

The aggregate fees billed in each of 2006 and 2005 for professional services relating to tax compliance, tax advice and tax planning rendered by our principal accountant were $55,000 and nil.

All Other Fees

The aggregate fees billed in each of 2006 and 2005 for products and services provided by our principal accountant, other than the services reported above under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees,” were $0 and $0, respectively.

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

In 2006, neither we nor any affiliated purchasers made any purchases of our ordinary shares.

PART III

Item 17. Financial Statements

We have elected to provide financial statements and related information specified in Item 18.

Item 18. Financial Statements

See “Index to Consolidated Financial Statements” for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

Number	Description of Exhibit
1.1(4)	Amended and Restated Articles of Association, as adopted on September 6, 2005.
2.1(1)	Specimen of share certificate.
2.2(2)
Form of Deposit Agreement among the registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts thereunder, including the form of American Depositary Receipt.

4.1(1)	Shareholders Agreement.
4.2(1)	Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004.
4.3	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Zhen Huang, Guijun Wang and Yunfan Zhou, dated October 16, 2006.
4.4(1)	Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004.
4.5	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006.
4.6(1)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.
4.7	Exclusive Technical and Consulting Services Agreement between KongZhong China Co., Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated July 1, 2006.
4.8(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated June 30, 2005.
4.9(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 29, 2005.
4.10(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated September 30, 2005.
4.11(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated December 31, 2005.
4.12(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated February 28, 2006.

Number	Description of Exhibit
4.13
Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.14	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.
4.15	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.
4.16	Power of Attorney by Yang Yang, dated March 1, 2005.
4.17	Power of Attorney by Yang Li, dated November 21, 2005.
4.18	Power of Attorney by Xuelei Wu, dated November 21, 2005.
4.19	Power of Attorney by Yang Li, dated January 28, 2006.
4.20	Power of Attorney by Guijun Wang, dated January 28, 2006.
4.21	Power of Attorney by Qi Hai, dated June 29, 2006.
4.22	Power of Attorney by Linguang Wu, dated October 16, 2006.
4.23	Power of Attorney by Guijun Wang, dated October 16, 2006.
4.24(1)	Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.
4.25(1)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.
4.26(1)	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.
4.27	Cooperation Agreement on MonternetTM WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., undated.
4.28	Cooperation Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., undated.
4.29	Cooperation Agreement between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated February 2, 2005.
4.30(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated May 27, 2004.
4.31(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 27, 2004.
4.32(4)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated February 25, 2005.
4.33(4)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated February 25, 2005.
4.34(4)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 31, 2005.
4.35(1)	Form of Employment Agreement.
4.36(1)	Form of Non-Compete Agreement.

Number	Description of Exhibit
4.37	Capital Contribution Transfer Agreement among Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang, dated October 16, 2006.
4.38(4)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Li Yang, Wu Xuelei and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.
4.39(4)
Share Purchase Agreement among KongZhong Corporation, Wang Gui Jun, Li Yang, Sharp Edge Group Limited, Anjian Xingye Technology (Beijing) Company Limited, Beijing Xinrui Network Technology Company Limited, the Xinrui Shareholders, Ho Chi Sing, Sun Jing Ye and Ai Li, dated January 26, 2006.

4.40(4)	Exclusive Technical and Consulting Services Agreement among Anjian Xingye Technology (Beijing) Company Limited and Beijing Xinrui Network Technology Company Limited, dated January 26, 2006.
4.41(4)	Share Disposition Agreement among Anjian Xingye Technology (Beijing) Company Limited, Wang Guijun and Li Yang, dated January 28, 2006.
4.42(4)	Share Pledge Agreement among Anjian Xingye Technology (Beijing) Company Limited, Wang Guijun and Li Yang, dated January 26, 2006.
4.43(4)	Business Operations Agreement among Anjian Xingye Technology (Beijing) Company Limited, Beijing Xinrui Network Technology Company Limited, Wang Guijun and Li Yang, dated January 26, 2006.
4.44(4)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.
4.45(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.
4.46(4)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.
4.47	Capital Contribution Transfer Agreement among Zhen Huang, Yunfan Zhou and Beijing AirInbox Information Technologies Co., Ltd., dated October 27, 2006.
4.48	Capital Contribution Transfer Agreement among Linguang Wu, Guijun Wang, Hai Qi and Yang Yang, dated June 29, 2006.
4.49
Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Linguang Wu and Hai Qi, dated June 29, 2006.

4.50(4)
Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Wireless Interactive Network Technologies Co., Ltd., dated February 28, 2005.

4.51	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang and Hai Qi, dated June 29, 2006.
4.52	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang and Hai Qi, dated June 29, 2006.
4.53(4)	Lease Agreement between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 16, 2006.
4.54(4)
Supplemental Agreement No. 1 to the Premises Lease Agreement No. TD0196 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.55
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0196 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 22, 2007.

Number	Description of Exhibit
4.56(4)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0155 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.57(4)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0175 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.58(4)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0130 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.59
Supplemental Agreement No. 5 to the Premises Lease Agreement No. TD0130 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 22, 2007.

4.60(4)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0131 between Beijing Gaoling Estate Development Co. Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated April 16, 2006.

4.61
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0131 between Beijing Gaoling Estate Development Co. Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated March 22, 2007.

4.62(4)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0154 between Beijing Gaoling Estate Development Co. Ltd., Beijing AirInbox Information Technologies Co., Ltd and KongZhong (China) Co., Ltd., dated April 14, 2006.

4.63(4)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0154 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

8.1	List of Significant Subsidiaries and Consolidated Entities.
11.1(3)	Code of Business Conduct and Ethics.
12.1	CEO Certification pursuant to Rule 13a - 14(a).
12.2	CFO Certification pursuant to Rule 13a - 14(a).
13.1	CEO Certification pursuant to Rule 13a - 14(b).
13.2	CFO Certification pursuant to Rule 13a - 14(b).
23.1	Consent of King & Wood.
23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.
23.3	Consent of Analysys International.
____________________________

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.
(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.
(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation as filed with the SEC on June 28, 2005 and incorporated herein by reference thereto.
(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 16, 2006 and incorporated herein by reference thereto.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 20, 2007

KongZhong Corporation

By:	/s/ Yunfan Zhou
Name: Yunfan Zhou Title: Chief Executive Officer

EXHIBITS

Number	Description of Exhibit
1.1(4)	Amended and Restated Articles of Association, as adopted on September 6, 2005.
2.1(1)	Specimen of share certificate.
2.2(2)
Form of Deposit Agreement among the registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts thereunder, including the form of American Depositary Receipt.

4.1(1)	Shareholders Agreement.
4.2(1)	Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004.
4.3	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Zhen Huang, Guijun Wang and Yunfan Zhou, dated October 16, 2006.
4.4(1)	Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004.
4.5	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006.
4.6(1)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.
4.7	Exclusive Technical and Consulting Services Agreement between KongZhong China Co., Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated July 1, 2006.
4.8(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated June 30, 2005.
4.9(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 29, 2005.
4.10(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated September 30, 2005.
4.11(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated December 31, 2005.
4.12(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated February 28, 2006.
4.13
Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.14	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.
4.15	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.
4.16	Power of Attorney by Yang Yang, dated March 1, 2005.
4.17	Power of Attorney by Yang Li, dated November 21, 2005.
4.18	Power of Attorney by Xuelei Wu, dated November 21, 2005.

Number	Description of Exhibit
4.19	Power of Attorney by Yang Li, dated January 28, 2006.
4.20	Power of Attorney by Guijun Wang, dated January 28, 2006.
4.21	Power of Attorney by Qi Hai, dated June 29, 2006.
4.22	Power of Attorney by Linguang Wu, dated October 16, 2006.
4.23	Power of Attorney by Guijun Wang, dated October 16, 2006.
4.24(1)	Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.
4.25(1)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.
4.26(1)	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.
4.27	Cooperation Agreement on MonternetTM WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., undated.
4.28	Cooperation Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., undated.
4.29	Cooperation Agreement between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated February 2, 2005.
4.30(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated May 27, 2004.
4.31(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 27, 2004.
4.32(4)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated February 25, 2005.
4.33(4)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated February 25, 2005.
4.34(4)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 31, 2005.
4.35(1)	Form of Employment Agreement.
4.36(1)	Form of Non-Compete Agreement.
4.37	Capital Contribution Transfer Agreement among Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang, dated October 16, 2006.
4.38(4)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Li Yang, Wu Xuelei and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.
4.39(4)
Share Purchase Agreement among KongZhong Corporation, Wang Gui Jun, Li Yang, Sharp Edge Group Limited, Anjian Xingye Technology (Beijing) Company Limited, Beijing Xinrui Network Technology Company Limited, the Xinrui Shareholders, Ho Chi Sing, Sun Jing Ye and Ai Li, dated January 26, 2006.

4.40(4)	Exclusive Technical and Consulting Services Agreement among Anjian Xingye Technology (Beijing) Company Limited and Beijing Xinrui Network Technology Company Limited, dated January 26, 2006.
4.41(4)	Share Disposition Agreement among Anjian Xingye Technology (Beijing) Company Limited, Wang Guijun and Li Yang, dated January 28, 2006.

Number	Description of Exhibit
4.42(4)	Share Pledge Agreement among Anjian Xingye Technology (Beijing) Company Limited, Wang Guijun and Li Yang, dated January 26, 2006.
4.43(4)	Business Operations Agreement among Anjian Xingye Technology (Beijing) Company Limited, Beijing Xinrui Network Technology Company Limited, Wang Guijun and Li Yang, dated January 26, 2006.
4.44(4)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.
4.45(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.
4.46(4)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.
4.47	Capital Contribution Transfer Agreement among Zhen Huang, Yunfan Zhou and Beijing AirInbox Information Technologies Co., Ltd., dated October 27, 2006.
4.48	Capital Contribution Transfer Agreement among Linguang Wu, Guijun Wang, Hai Qi and Yang Yang, dated June 29, 2006.
4.49
Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Linguang Wu and Hai Qi, dated June 29, 2006.

4.50(4)
Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Wireless Interactive Network Technologies Co., Ltd., dated February 28, 2005.

4.51	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang and Hai Qi, dated June 29, 2006.
4.52	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang and Hai Qi, dated June 29, 2006.
4.53(4)	Lease Agreement between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 16, 2006.
4.54(4)
Supplemental Agreement No. 1 to the Premises Lease Agreement No. TD0196 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.55
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0196 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 22, 2007.

4.56(4)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0155 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.57(4)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0175 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.58(4)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0130 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.59
Supplemental Agreement No. 5 to the Premises Lease Agreement No. TD0130 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 22, 2007.

Number	Description of Exhibit
4.60(4)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0131 between Beijing Gaoling Estate Development Co. Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated April 16, 2006.

4.61
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0131 between Beijing Gaoling Estate Development Co. Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated March 22, 2007.

4.62(4)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0154 between Beijing Gaoling Estate Development Co. Ltd., Beijing AirInbox Information Technologies Co., Ltd and KongZhong (China) Co., Ltd., dated April 14, 2006.

4.63(4)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0154 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

8.1	List of Significant Subsidiaries and Consolidated Entities.
11.1(3)	Code of Business Conduct and Ethics.
12.1	CEO Certification pursuant to Rule 13a - 14(a).
12.2	CFO Certification pursuant to Rule 13a - 14(a).
13.1	CEO Certification pursuant to Rule 13a - 14(b).
13.2	CFO Certification pursuant to Rule 13a - 14(b).
23.1	Consent of King & Wood.
23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.
23.3	Consent of Analysys International.
_____________________________

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.
(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.
(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation as filed with the SEC on June 28, 2005 and incorporated herein by reference thereto.
(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 16, 2006 and incorporated herein by reference thereto.

KONGZHONG CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

CONTENTS	PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004, 2005 AND 2006	F-3

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006	F-4

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME FOR THE YEARS ENDED
DECEMBER 31, 2004, 2005 AND 2006	F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006	F-6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
KONGZHONG CORPORATION

We have audited the accompanying consolidated balance sheets of KongZhong Corporation and its subsidiaries and variable interest entities (the "Company") as of December 31, 2004, 2005 and 2006 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2004, 2005 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004, 2005 and 2006 and the results of its operations and its cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”, effective on January 1, 2006.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.
Beijing, China
June 18, 2007

KONGZHONG CORPORATION

CONSOLIDATED BALANCE SHEETS
(In US dollars, except share amounts)

	As of December 31,
	2004	2005	2006
Assets

Current assets
Cash and cash equivalents	$90,714,082	$117,141,539	$131,402,007
Accounts receivable net of allowance of $Nil
as of December 31, 2004, 2005 and 2006	10,198,786	10,833,931	11,568,608
Prepaid expenses and other current assets	719,654	1,657,666	2,375,318

Total current assets	101,632,522	129,633,136	145,345,933
Long-term investment	-	500,000	-
Rental deposits	256,025	403,992	460,838
Property and equipment, net	2,484,192	3,116,368	3,100,776
Goodwill	-	1,169,099	15,835,856
Acquired intangible assets, net	-	260,577	1,997,625

Total assets	$104,372,739	$135,083,172	$166,741,028

Liabilities and shareholders' equity

Current liabilities
Accounts payable	$2,498,617	$3,995,069	$6,012,740
Accrued expenses and other current liabilities	1,898,776	7,002,662	4,246,296
Income tax payable	-	287,551	562,532
Due to a related party	46,203	-	-

Total current liabilities	$4,443,596	$11,285,282	$10,821,568

Non-current deferred tax liability	-	-	142,478
Total liabilities	$4,443,596	$11,285,282	$10,964,046

Minority interest	$120,815	$24,165	$-
Ordinary shares ($0.0000005 par value;
999,419,000,000 shares authorized, 1,371,600,000,
1,384,523,600 and 1,423,156,120 shares issued
and outstanding in 2004, 2005 and 2006,
respectively)	685	692	711
Additional paid-in capital	77,524,108	78,174,402	82,027,122
Accumulated other comprehensive income	12	1,140,822	4,599,695
Retained earnings	22,283,523	44,457,809	69,149,454

Total shareholders' equity	99,808,328	123,773,725	155,776,982

Total liabilities, minority interest and shareholders' equity	$104,372,739	$135,083,172	$166,741,028

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In US dollars, except share amounts)

	For the year ended December 31,
	2004	2005	2006

Gross revenues	$47,969,217	$77,752,823	$106,769,217
Cost of revenues	(15,704,767)	(31,323,123)	(47,665,422)

Gross profit	32,264,450	46,429,700	59,103,795

Operating expenses
Product development (including amortization of
deferred stock compensation of $125,777, $123,849
and $547,735 for 2004, 2005 and 2006, respectively)	4,483,393	8,530,745	12,026,262
Selling and marketing (including amortization of
deferred stock compensation of $59,506, $76,276
and $425,375 for 2004, 2005 and 2006, respectively)	3,287,874	5,389,837	16,755,155
General and administrative (including amortization of
deferred stock compensation of $297,483, $147,673
and $665,129 for 2004, 2005 and 2006, respectively)	4,704,658	7,607,015	9,105,184
Class action lawsuit settlement including related
legal expenses	-	4,843,417	-

Total operating expenses	12,475,925	26,371,014	37,886,601

Income from operations	19,788,525	20,058,686	21,217,194

Other (expenses) income, net	(23,938)	6,493	(49,056)
Interest income	604,674	2,639,531	3,866,908
Gain on sales of investment	-	-	1,240,805

Net income before income taxes	20,369,261	22,704,710	26,275,851
Income taxes expense - current	-	530,424	1,584,206

Net income	$20,369,261	$22,174,286	$24,691,645

Net income per share, basic	$0.02	$0.02	$0.02

Net income per share, diluted	$0.02	$0.02	$0.02

Shares used in calculating basic net income per share	903,010,929	1,377,102,380	1,399,872,743

Shares used in calculating diluted net income per share	1,250,640,982	1,424,683,570	1,418,255,296

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In US dollars, except share amounts)

					Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders' equity	Comprehensive income

	Series A convertible
	preferred shares		Ordinary shares
	Shares	Amount	Shares	Amount

Balance as of January 1, 2004	231,000,000	$115	469,000,000	$235	$636,949	$(1,431)	$1,914,262	$2,550,130
Issuance of ordinary shares upon initial public offering, net of issuance costs of $6,565,297	-	-	320,000,000	160	73,434,123	-	-	73,434,283
Conversion of the Series A convertible preferred shares upon initial public offering	(231,000,000)	(115)	231,000,000	115	-	-	-	-
Conversion of the Series B redeemable convertible preferred shares upon initial public offering	-	-	350,000,000	175	2,969,850	-	-	2,970,025
Issuance of ordinary shares upon exercise of options	-	-	1,600,000	-	420	-	-	420
Amortization of deferred stock compensation	-	-	-	-	482,766	-	-	482,766
Foreign currency translation adjustments	-	-	-	-	-	1,443	-	1,443	$1,443
Net income	-	-	-	-	-	-	20,369,261	20,369,261	20,369,261

Balance as of December 31, 2004	-	-	1,371,600,000	685	77,524,108	12	22,283,523	99,808,328	$20,370,704

Issuance of ordinary shares upon exercise of non-employee options	-	-	1,000,000	1	53,578	-	-	53,579
Issuance of ordinary shares upon exercise of employee options	-	-	11,923,600	6	248,918	-	-	248,924
Amortization of deferred stock compensation	-	-	-	-	347,798	-	-	347,798
Foreign currency translation adjustments	-	-	-	-	-	1,140,810	-	1,140,810	$1,140,810
Net income	-	-	-	-	-	-	22,174,286	22,174,286	22,174,286

Balance as of December 31, 2005	-	-	1,384,523,600	692	78,174,402	1,140,822	44,457,809	123,773,725	23,315,096

Issuance of ordinary shares upon exercise of employee options	-	-	38,632,520	19	2,214,481	-	-	2,214,500
Share-based compensation recognized	-	-	-	-	1,638,239	-	-	1,638,239
Foreign currency translation adjustments	-	-	-	-	-	3,458,873	-	3,458,873	$3,458,873
Net income	-	-	-	-	-	-	24,691,645	24,691,645	24,691,645

Balance as of December 31, 2006	-	$-	1,423,156,120	$711	$82,027,122	$4,599,695	$69,149,454	$155,776,982	$28,150,518

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED CASH FLOW STATEMENTS
(In US dollars)
	For the year ended December 31,
	2004	2005	2006
Operating activities
Net income	$20,369,261	$22,174,286	$24,691,645
Adjustments to reconcile net income to net cash
provided by operating activities
Share-based compensation	482,766	347,798	1,638,239
Depreciation and amortization	793,749	1,825,481	3,030,399
Gain on sales of investment	-	-	(1,240,805)
Loss (gain) on disposal of property and equipment	743	(1,900)	16,546
Changes in operating assets and liabilities
Accounts receivable, net	(8,494,922)	(447,849)	2,242,478
Prepaid expenses and other current assets	(521,368)	(957,170)	(242,266)
Rental deposits	(181,791)	(147,921)	(49,364)
Accounts payable	1,935,002	1,236,716	2,287,261
Accrued expenses and other liabilities	1,505,094	5,300,035	(4,648,448)
Income tax payable	-	287,551	284,531
Due to a related party	(43,797)	(48,070)	-

Net cash provided by operating activities	15,844,737	29,568,957	28,010,216

Investing activities
Proceeds from sales of investment	-	-	1,740,805
Purchases of property and equipment	(2,432,604)	(2,147,819)	(2,518,312)
Purchases of subsidiaries, net of cash acquired	-	(1,434,627)	(17,138,978)
Purchases of long-term investment	-	(500,000)	-
Proceeds from disposal of property and equipment	2,381	743	-

Net cash used in investing activities	(2,430,223)	(4,081,703)	(17,916,485)

Financing activities
Proceeds from exercise of employee and non-employee share options	-	302,503	2,214,500
Increase (decrease) in minority interest	120,815	(96,650)	(24,165)
Proceeds from issuance of ordinary shares upon initial
public offering, net of issuance costs	73,434,703	-	-

Net cash provided by financing activities	73,555,518	205,853	2,190,335

Effect of foreign exchange rate changes	1,443	734,350	1,976,402

Net increase in cash and cash equivalents	86,971,475	26,427,457	14,260,468
Cash and cash equivalents, beginning of year	3,742,607	90,714,082	117,141,539

Cash and cash equivalents, end of year	$90,714,082	$117,141,539	$131,402,007

Supplemental disclosures of cash flow information
Income taxes paid	$-	$242,873	$1,309,225

Acquisition of subsidiaries:
Cash consideration	$-	$1,671,988	$17,999,389
Acquisition payable	-	86,679	-

Total cash consideration	$-	$1,758,667	$17,999,389

Consideration satisfied by waiving receivables from
former shareholders	$-	$2,438,781	$827,643

Non-cash investing activities:
Assets acquired (including cash of $237,361, intangible assets of $318,395 and goodwill of $1,169,099 in 2005, and cash of
$945,855, intangible assets of $2,415,100 and goodwill of
$14,280,764 in 2006)	$-	$1,769,476	$20,527,937
Liabilities assumed	$-	$(10,809)	$(2,528,548)

Total consideration	$-	$1,758,667	$17,999,389

Non-cash financing activities:
Conversion of Series A convertible preferred shares and
Series B redeemable convertible preferred shares into ordinary shares	$2,970,140	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

KongZhong Corporation ("KongZhong") was incorporated under the laws of the Cayman Islands on May 6, 2002. KongZhong established two wholly foreign owned enterprises, KongZhong Information Technologies (Beijing) Co., Ltd. ("KongZhong Beijing") and KongZhong China Co., Ltd. ("KongZhong China"), on July 29, 2002 and June 10, 2005, respectively, under the laws of the People's Republic of China (the "PRC"). KongZhong and its consolidated entities (the "Company") provide wireless interactive entertainment, media and community services to mobile phone users in the PRC and specialize in the development, marketing and distribution of consumer wireless value-added services.

As of December 31, 2006, details of the Company's majority-owned subsidiaries and variable interest entities are as follows:

			Shareholder/owner's
	Incorporation	Shareholder/	relationship
Name	date/place	Nominee Owner	with the Company	Ownership	Principal activities
			%

Subsidiaries of the Company:
KongZhong Beijing	July 29, 2002	KongZhong	-	100	Providing consulting
	PRC				and technology services

KongZhong China	June 10, 2005	KongZhong	-	100	Providing consulting
	PRC				and technology services

Anjian Xingye (Beijing)	November 28, 2005	KongZhong	-	100	Providing consulting
Company Limited.	PRC				and technology services
("Beijing Anjian Xingye")
(Note iv)

Variable interest entities ("VIE"):
Beijing AirInbox Information	April 4, 2002	Linguang Wu	Employee	45	Providing wireless
Technologies Co., Ltd.	PRC	SonglinYang	Uncle of Nick Yang, President	42	value-added services
("Beijing AirInbox")		Guijun Wang	Employee	10	to mobile phone users
(Note (i))		Zhen Huang	Wife of Nick Yang, President	3

Beijing Wireless Interactive	November 28, 2003	Yang Yang	Employee	40	Providing wireless
Network Technologies Co., Ltd.	PRC	Hai Qi	Employee	60	value-added services
("Beijing WINT")					to mobile phone users
(Note (ii))

Beijing Chengxitong Information	June 23, 2004	Yang Li	Employee	90	Providing wireless
Technology Company Limited	PRC	Xuelei Wu	Employee	10	value-added services
("Beijing Chengxitong")					to mobile phone users
(Note (iii))

Beijing Xinrui Network Technology	December 17, 2003	Guijun Wang	Employee	51	Providing wireless
Company Limited	PRC	Yang Li	Employee	49	value-added services
("Beijing Xinrui") (Note (iv))

Subsidiaries of VIE:
Beijing Boya Wuji Technologies	March 29, 2004	Beijing AirInbox	VIE	100	Providing wireless
Co., Ltd. ("Beijing Boya Wuji")	PRC				value-added services
(Note (v))

Tianjin Mammoth Technology	June 12, 2002	Beijing AirInbox	VIE	95	Mobile games
Co., Ltd. ("Tianjin Mammoth")	PRC	Beijing WINT	VIE	5	developing
(Note (vi))

Beijing Shuziyuansu Advertising	September 21, 2005	Beijing Boya Wuji	VIE	75	Providing
Co., Ltd. ("Beijing Shuziyuansu")	PRC	Beijing WINT	VIE	25	advertising services

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Notes:

(i)
PRC regulations prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services. To comply with these regulations the Company conducts majority part of its activities through Beijing AirInbox, a variable interest entity established by KongZhong through nominated owners on April 4, 2002 with an initial operating period of 30 years. Beijing AirInbox provides wireless value-added services to PRC's mobile phone users in the form of SMS, WAP, MMS, JavaTM, IVR and CRBT. Upon establishment Beijing AirInbox was legally owned directly by three PRC citizens nominated by KongZhong, Yunfan Zhou, the Company's Chief Executive Officer, Songlin Yang, the uncle of Nick Yang, the Company's President, and Leilei Wang, held 35%, 35% and 30%, respectively, of Beijing AirInbox's total outstanding shares. In September 2003, Leilei Wang transferred his 30% equity interest in Beijing AirInbox to Yunfan Zhou and Zhen Huang, the wife of Nick Yang, in portions of 15% each. In April 2004, the registered capital of Beijing AirInbox was increased from $0.3 million (RMB2 million) to $1.2 million (RMB10 million). The increased registered capital was contributed from Songlin Yang and Yang Cha, a PRC citizen and employee of the Company, for $0.4 million (RMB3.5 million) and $0.5 million (RMB4.5 million), respectively. In October 2006, Yang Cha transferred his $0.5 million (RMB4.5 million) to Linguang Wu, an employee of the Company. In October 2006, Yunfan Zhou transferred his $0.1 million (RMB1million) to Guijun Wang, an employee of the Company.

In addition, the Company has extended an interest-free loan to the nominee shareholders ($241,546 had been loaned as of December 31, 2002 and 2003) to finance their investments in Beijing AirInbox. In April 2004, Yang Cha and Songlin Yang drew down the loans in the amount of $0.5 million and $0.4 million, respectively, for investment into Beijing AirInbox as contribution to the capital increase in Beijing AirInbox by Yang Cha and Songlin Yang. Principal terms of these loan agreements provide that (i) proceeds from the loans are to be used solely for the investment in Beijing AirInbox, (ii) the loans can only be repaid to the Company by transferring the shares of Beijing AirInbox to the Company, (iii) the shares of Beijing AirInbox cannot be transferred without the approval of the Company, (iv) the Company has the right to appoint all directors and senior management personnel of Beijing AirInbox, and (v) all shareholder rights including voting rights and rights to dividends are assigned to KongZhong Beijing. In addition, the Company has the right to require the transfer of the shares of Beijing AirInbox to the Company or any party designated by the Company, at any time, for the amount of the loan outstanding. In 2006, Yang Cha transferred his loan to Linguang Wu. Since the Company consolidates Beijing AirInbox, the loans to the registered shareholders and Linguang Wu are treated as investments in Beijing AirInbox and are eliminated upon consolidation for all periods presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Notes: - continued

(ii)
In February 2005, the Company completed the acquisition of all outstanding shares of Beijing WINT through nominated owners (see Note 3(a)), and entered into a series of contractual arrangements pursuant to which Beijing WINT, became the Company's variable interest entity. Beijing WINT provides wireless value-added services to PRC's Mobile phone users. Beijing WINT is legally owned directly by three PRC citizens nominated by KongZhong. As of December 2005, Yang Yang, Linguang Wu and Guijun Wang held 40%, 30% and 30% equity interest of Beijing WINT, respectively. In July 2006, Linguang Wu and Guijun Wang transferred their shares to Hai Qi. As of December 2006, Hai Qi and Yang Yang held 60% and 40% equity interest of Beijing WINT, respectively.

(iii)
In November 2005, the Company completed the acquisition of all outstanding shares of Beijing Chengxitong through nominated shareholders (see Note 3(c)), and entered into a series of contractual arrangements pursuant to which Beijing Chengxitong, became the Company's variable interest entity. Beijing Chengxitong provides wireless value-added services to the PRC's mobile phone users. Beijing Chengxitong is legally owned directly by two PRC citizens nominated by KongZhong. As of December 2006, Yang Li and Xuelei Wu held 90% and 10% equity interest of Beijing Chengxitong.

(iv)
In January 2006, the Company entered into a definitive agreement to acquire a 100% equity interest in Sharp Edge Group Limited ("Sharp Edge"), a company incorporated in the British Virgin Islands and based in Beijing which provides wireless value-added services through its wholly owned subsidiary Beijing Anjian Xingye and its variable interest entity, Beijing Xinrui. Following the acquisition, the incorporation of Sharp Edge was deregistered in the British Virgin Islands and the Company directly holds Anjian Xingye as its wholly owned subsidiary ("WOFE"). Beijing Xinrui has entered into a series of contractual arrangements with Beijing Anjian Xingye, pursuant to which, Beijing Xinrui became the Company's variable interest entity. Beijing Xinrui provides wireless value-added services to the PRC's mobile phone users. Beijing Xinrui is legally owned directly by two PRC citizens nominated by KongZhong. As of December 2006, Guijun Wang and Yang Li held 51% and 49% equity interest of Beijing Xinrui, respectively.

(v)
In March 2004, the Company established another variable interest entity, Beijing Boya Wuji, through nominated owners, with an operating period of 20 years. KongZhong Beijing entered into a series of contractual arrangements, pursuant to which Beijing Boya Wuji became the Company's variable interest entity. Beijing Boya Wuji provides wireless value-added services to PRC's mobile phone users in the form of SMS, WAP, MMS, JavaTM, IVR and CRBT and a license was obtained from the PRC government in April 2004. Upon establishment Beijing Boya Wuji was legally owned directly by two PRC citizens nominated by KongZhong, Yunfan Zhou and Zhen Huang held 50% and 50%, respectively, of Beijing Boya Wuji. The investment by these two individuals has been done through their personal funds with no loans provided by the Company. Accordingly, the investment amount of $120,815 has been included as a minority interest. In January 2005, 80% of the equity interest of Beijing Boya Wuji held by the nominated owners was transferred to Beijing AirInbox for an aggregate amount of RMB800,000 ($96,650). In October 2006, the remaining 20% of the equity interest of Beijing Boya Wuji held by the nominated owners was transferred to Beijing AirInbox for an aggregate amount of RMB200,000 ($24,165). Beijing Boya Wuji became the subsidiary of Beijing AirInbox.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Notes: - continued

(vi)	On May 24, 2005, the Company's VIE, Beijing AirInbox and Beijing WINT acquired 95% and 5%, respectively, of the outstanding equity interest of Tianjin Mammoth (see Note 3(b)).

As set out above, PRC regulations prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services. To comply with these regulations, KongZhong Beijing or Beijing Anjian Xingye has entered into various operating agreements with Beijing AirInbox, Beijing WINT and Beijing Chengxitong, and Beijing Anjian Xingye has entered into various operating agreements with Beijing Xinrui (collectively the "VIE companies"), including Exclusive Technical and Consulting Services Agreements. Under these agreements, KongZhong Beijing or Beijing Anjian Xingye provides technical and other services to the VIE companies in exchange for all their net income. As a collateral security for the prompt and complete performance of the obligations of the VIE companies, respective owners of VIE companies have entered into pledge agreements, pursuant to which they agreed to pledge all their rights and interests, including voting rights, in the VIE companies respectively in favor of KongZhong Beijing or Beijing Anjian Xingye. Finally, KongZhong Beijing or Beijing Anjian Xingye has the option to acquire the equity interests of the VIE companies for a purchase price equal to the respective capital of the VIE companies or such higher price as required under PRC laws at the time of such purchase.

Through the contractual arrangements described above, KongZhong Beijing or Beijing Anjian Xingye is the primary beneficiary of the VIE companies because the KongZhong Beijing or Beijing Anjian Xingye holds all of the variable interests in the VIE companies either directly or through related parties.

In January 2003, the Financial Accounting Standard Board ("FASB") issued Interpretation ("FIN") No. 46, which required certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after December 15, 2003. In December 2003, the FASB issued FIN 46 (revised) which provides for the deferral of the implementation date to the end of the first reporting period after March 15, 2004 unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ended December 31, 2003. However, the Company has elected to retroactively apply FIN 46 and consolidate its variable interest entity, Beijing AirInbox from its inception.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, and its variable interest entities. All inter-company transactions and balances have been eliminated upon consolidation.

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company's financial statements include useful lives for property and equipment, purchase price allocation, accruals for revenue adjustments and cost of revenues, other liabilities and share-based compensation expense. Actual results could differ from those estimates.

Certain significant risks and uncertainties

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position, results of operations, or cash flows: changes in the overall demand for entertainment-oriented wireless value-added services; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to maintain strategic relationship with the mobile operators; and risks associated with the Company's ability to attract and retain employees necessary to support its growth.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Computer and transmission equipment	3 years
Furniture and office equipment	3 years
Motor vehicles	3 years
Leasehold improvements	Over the shorter of the lease term or useful lives
Communication equipment	1 year
Office building	20 years

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

SFAS No. 142 requires the Company to complete a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill - continued

As of December 31, 2006, the Company had performed a goodwill impairment test by comparing the book value to the fair value of each reporting unit. Based on the Company's assessment, there was no impairment issue and thus no impairment charge was recorded. In estimating the fair value of a reporting unit, the Company has taken into consideration the overall and industry economic conditions and trends, market risk of the Company and the historical information; and based on a present value of estimated future cash flows method. Going forward, the Company will continue to test goodwill for impairment on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount.

The change in the carrying amount of goodwill for the year ended December 31, 2006 is as follows:

Balance as of January 1, 2006	$1,169,099
Goodwill acquired during the year	14,280,764
Exchange difference	385,993

Balance as of December 31, 2006	$15,835,856

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

Revenue recognition and cost of revenues

The Company's revenues are primarily derived from entertainment-oriented wireless value-added services. Wireless value-added services revenues are derived from providing personalized interactive entertainment, media and community services primarily to mobile phone customers of China Mobile Communication Corporation and its various subsidiaries ("China Mobile"),China United Telecommunications Corporation("China Unicom"), China Telecommunications Corporation(" China Telecom"), and China Network Communications Group Corporation("China Netcom"). Fees, established by an arrangement with China Mobile, China Unicom, China Telecom or China Netcom (collectively refer to " Mobile Operator") indicated in the message received on the mobile phone, for these services are charged on a transaction basis or on a monthly subscription basis, and vary according to the type of services delivered. The Company recognizes all revenues in the period in which the services are performed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition and cost of revenues - continued

The Company contracts with the Mobile Operator for the transmission of wireless value-added services as well as for billing and collection services. The Mobile Operator provides the Company with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of the Company's revenue. In certain instances, when a statement is not received within a reasonable period of time, the Company is required to make an estimate of the revenues and cost of revenues earned during the period covered by the statement based on internally generated information, historical experience, verbal communication with Mobile Operator, and/or other assumptions that are believed to be reasonable under the circumstances.

The Company measures its revenues based on the total amount paid by its customers, for which the Mobile Operator bills and collects on the Company's behalf. Accordingly, the 15-50% service fee paid to the Mobile Operator is included in the cost of revenues. In addition, the Mobile Operator charges the Company transmission charges based on a per message fee which varies depending on the volume of the messages sent in the relevant month, multiplied by the excess messages sent over messages received. These transmission charges are likewise retained by the Mobile Operator, and are reflected as costs of revenues in the financial statements.

The Company evaluates the criteria outlined in Emerging Issues Task Force Issue No. 99-19 "Reporting Revenue Gross as Principal Versus Net as an Agent," in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting service fees and transmission charges paid to the Mobile Operator. The Company records the gross amounts billed to its customers as it is the primary obligor in these transactions as it has latitude in establishing prices, it is involved in the determination of the service specifications and it has the right to select suppliers.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

Foreign currency translation

The functional currency of the Company's subsidiaries including its variable interest entities in the PRC is the Renminbi ("RMB"). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People's Bank of China (the "PBOC") prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the statement of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation - continued

KongZhong has determined that the U.S. dollar is its functional and reporting currency. Accordingly, assets and liabilities are translated using exchange rates in effect at each year end and average exchange rates are used for the consolidated statements of operations. Translation adjustments resulting from translation of these consolidated financial statements are reflected as accumulated other comprehensive income included in the statement of shareholders' equity.

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of Renminbi into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Company included aggregate amounts of RMB140,049,263, RMB395,359,503 and RMB 606,467,284 at December 31, 2004, 2005 and 2006, respectively, which were denominated in RMB.

Product development expenses

Product development expenses consist primarily of compensation and related costs for employees associated with the development and programming of mobile data content and are expensed as incurred.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amount in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statements of shareholders' equity.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable and accounts payable. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their short-term maturities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $176,675, $786,173 and $4,209,069 for the years ended December 31, 2004, 2005 and 2006, respectively, and have been included as part of selling and marketing expenses.

Share-based compensation

Prior to January 1, 2006, the Company accounted for share-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB25"), and related Interpretations, as permitted by Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123"). Accordingly, the Company recognized compensation expense only when options were granted with an exercise price below the fair value of the underlying shares. The compensation expense was recognized ratably over the requisite service period, which was generally the vesting period of the options.

Prior to January 1, 2006, the Company provided pro forma disclosure amounts in accordance with SFAS No. 148, "Accounting for Stock-Based Compensation -Transition and Disclosure" ("SFAS 148"), as if the fair value method defined by SFAS 123 had been applied to its stock-based compensation. For purpose of this reconciliation, the Company added back all stock-based employee compensation expense recorded in accordance with APB 25 in the statement of operations, then deducted the stock-based employee compensation expense determined under SFAS 123. The following table summarizes the reconciliations for the years ended December 31, 2004 and 2005.

	For the year
	ended December 31,
	2004	2005

Net income as reported	$20,369,261	$22,174,286
Add: Share-based compensation as reported	482,766	347,798
Less: Share-based compensation determined
using the fair value method	(1,373,026)	(1,955,675)

Pro forma net income	$19,479,001	$20,566,409

Basic net income per share
As reported	$0.02	$0.02
Pro forma	$0.02	$0.01

Diluted net income per share
As reported	$0.02	$0.02
Pro forma	$0.02	$0.01

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation - continued

The fair value of each option grant and share granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	December 31,
Option grants	2004	2005	2006

Average risk-free rate of return	2.43%	3.67%	4.95%
Weighted average expected option life	2.844 years	2.581 years	2.68years
Volatility rate	75%	79%	63%
Dividend yield	-	-	-

In December 2004, FASB issued SFAS 123(R). Under the new standard, companies are no longer able to account for stock-based compensation transactions using the intrinsic value method in accordance with APB 25. Instead, companies are required to account for such transactions using a fair-value method and recognize the compensation expense.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method and therefore has not restated the results from prior periods. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with SFAS 123, and (b) compensation expense for all stock-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair vale estimated in accordance with the provisions of SFAS 123(R).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157. The Company is currently evaluating whether the adoption of SFAS 159 will have a significant effect on its consolidated results of operations and financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. This standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating whether the adoption of SFAS 157 will have a significant effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company's balance sheet and statement of operations and the related financial statement disclosures. The adoption of SAB 108 does not have a significant impact on its consolidated results of operations and financial position.

In June 2006, the FASB ratified the consensus on Emerging Issues Task Force ("EITF") Issue No. 06-03 ("EITF 06-03"), "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company records the business tax, which is subject to this issue, in general and administrative expense. The early adoption and implementation of EITF 06-03 did not have a significant effect on its consolidated results of operations and financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards - continued

In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes-an interpretation of SFAS No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 will be effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The adoption of FIN 48 does not have a significant impact on the Company's financial position or results of operation.

Reclassifications

Due to the adoption of SFAS 123(R) on January 1, 2006 under the modified prospective transition method, any unearned or deferred compensation (contra-equity accounts) related to those earlier awards shall be eliminated against the appropriate equity accounts. The deferred stock compensation balance as of January 1, 2006 has been eliminated against Additional paid-in capital. Certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net income.

3.	ACQUISITIONS

(a)	Beijing WINT

In February 2005, the Company completed the acquisition of all the outstanding shares of Beijing WINT for a price of $1,684,846, consisting of $489,384 in cash and $1,195,462 satisfied by waiving receivables from former shareholders. Total cash consideration of $489,384 has been fully paid in 2005. Beijing WINT provides wireless value-added services to the PRC's mobile phone users. The Company completed the acquisition in order to strengthen its leadership position in WAP and in the long run diversify its revenue base. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The results of operations from the acquisition date have been included in the Company's consolidated financial statements. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $975)	$17,798
Acquired intangible assets:
Agreement with Operator	1,160
License of service provider	7,249
Contracts with content providers	1,160
Subscriber list	1,002
Goodwill	461,015

Total	$489,384

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

3.	ACQUISITIONS - continued

(b)	Tianjin Mammoth

In May 2005, the Company, through its variable interest entities, Beijing AirInbox and Beijing WINT, acquired all the outstanding equity interest of Tianjin Mammoth Technology Company, for total cash consideration of $724,944, of which $675,379 was paid in 2005 and the remaining balance of $49,565 was paid in June 2006. Tianjin Mammoth develops and sells its mobile game products in the PRC and Europe. The Company completed the acquisition to strengthen its game development capacity and acquire a stepping stone into the global mobile game market. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The results of operations from the acquisition date have been included in the Company's consolidated financial statements. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $233,557)	$251,491
Acquired intangible assets:
Completed Product Technologies	289,978
Contracts with service providers	4,349
Liabilities assumed	(6,152)
Goodwill	185,278

Total	$724,944

(c)	Beijing Chengxitong

On November 21, 2005, the Company acquired all the outstanding equity interest of Wuhuan Chengxitong Information Technology Company Limited ("Wuhan Chengxitong"), for a price of $1,787,658, consisting of $544,339 in cash and $1,243,319 satisfied by waiving receivables from former shareholders. Total cash consideration of $544,339, of which approximately $507,225 was paid in 2005 and the remaining balance of $37,114 was paid in January 2006. Wuhan Chengxitong provides wireless value-added services to PRC's mobile phone users. The Company completed the acquisition in order to diversify its revenue base. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The results of operations from the acquisition date have been included in the Company's consolidated financial statements. In July 2006, Wuhan Chengxitong moved to Beijing and changed its name as Beijing Chengxitong. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $2,829)	$12,693
Acquired intangible assets:
Agreement with Operator	3,340
License of service provider	9,093
Contracts with content providers	1,064
Liabilities assumed	(4,657)
Goodwill	522,806

Total	$544,339

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

3.	ACQUISITIONS - continued

(d)	Sharp Edge

In January 2006, the Company entered into a definitive agreement to acquire a 100% equity interest in Sharp Edge, a company incorporated in the British Virgin Islands and based in Beijing which provides wireless value-added services through its wholly owned subsidiary, Beijing Anjian Xingye, and its VIE, Beijing Xinrui, The purchase price was $ 18,827,032, consisting of $17,999,389 in cash and $827,643 satisfied by waiving receivables from former shareholders. The Company paid cash consideration of approximately $7 million and $11 million during the first quarter and third quarter of 2006, respectively. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The results of operations from the acquisition date have been included in the Company's consolidated financial statements. Following the acquisition, the incorporation of Sharp Edge was deregistered in the British Virgin Islands and the Company directly holds Anjian Xingye as its WOFE. Beijing Xinrui has entered into a series of contractual arrangements with Beijing Anjian Xingye, pursuant to which, Beijing Xinrui became the Company's variable interest entity. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $945,855)	$3,832,073
Acquired intangible assets:
Partnership agreement	1,982,100
Non-compete agreement	303,700
Content agreements	5,900
Self-developed contents	37,700
Operating platforms	76,700
Licenses	9,000
Liabilities assumed	(2,390,513)
Non-current deferred tax liability	(138,035)
Goodwill	14,280,764

Total	$17,999,389

The purchase price allocation and intangible asset valuations for the acquisitions described above were based on a valuation analysis prepared by a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of Group shares approach. The Company has incorporated certain assumptions which include projected cash flows and replacement costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

3.	ACQUISITIONS - continued

(d) Sharp Edge - continued

Pro forma

The following summarized unaudited pro forma results of operations for the years ended
December 31, 2005 and 2006 assuming that all significant acquisitions during the year ended December 31, 2006 occurred as of January 1, 2005 and 2006, respectively. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2005 and 2006, nor is it indicative of future operating results.

	For the year ended
	December 31,
	2005	2006
	(unaudited)	(unaudited)

Revenues	$82,667,442	$107,531,729
Net income	$24,008,027	$25,130,012
Income per share - basic	$0.02	$0.02

Income per share - diluted	$0.02	$0.02

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2004	2005	2006

Advance to suppliers	$459,417	$888,251	$1,307,553
Staff advances	71,958	380,421	324,028
Rental and other deposits	86,526	157,416	227,051
Interest receivables	51,834	89,580	432,854
Prepayments	49,919	65,093	22,998
Other current assets	-	76,905	60,834

	$719,654	$1,657,666	$2,375,318

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2004	2005	2006

Computer and transmission equipment	$2,223,168	$3,715,856	$5,019,298
Furniture and office equipment	254,413	770,173	948,049
Motor vehicles	437,697	511,618	528,751
Leasehold improvements	582,274	796,802	1,091,291
Communication equipment	87,797	197,559	270,294
Office building	-	-	526,572

	3,585,349	5,992,008	8,384,255
Less: accumulated depreciation
and amortization	(1,101,157)	(2,875,640)	(5,283,479)

	$2,484,192	$3,116,368	$3,100,776

Depreciation expenses for the year ended December 31, 2004, 2005 and 2006 are $793,749, $1,758,823 and $2,347,737 respectively.

6.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	2005			2006
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying	Amortization
	amount	amortization	amount	amount	amortization	amount	period

Agreements with Operators	$4,500	$(415)	$4,085	$1,986,600	$(407,322)	$1,579,278	2-4 years
Operating platforms	-	-	-	76,700	(12,067)	64,633	5 years
Licenses of service providers	16,342	(2,266)	14,076	25,342	(9,478)	15,864	3-3.5 years
Contracts with content providers	2,224	(1,055)	1,169	8,124	(7,620)	504	1 year
Non-compete agreement	-	-	-	303,700	(133,780)	169,920	2 years
Self-developed contents	-	-	-	37,700	(16,640)	21,060	2 years
Completed product technologies	289,978	(56,385)	233,593	289,978	(144,841)	145,137	3 years
Contracts with service providers	4,349	(2,537)	1,812	4,349	(4,349)	-	1 year
Subscriber list	1,002	(835)	167	1,002	(1,002)	-	1 year
Trademarks	8,840	(3,165)	5,675	13,450	(12,221)	1,229	1 year

Total	$327,235	$(66,658)	$260,577	$2,746,945	$(749,320)	$1,997,625

Assuming no subsequent impairment of the acquired intangible assets recorded as of December 31, 2006, amortization expenses for the years ending December 31, 2007, 2008, 2009, 2010 and 2011 are $822,085, $586,857, $528,907, $58,456 and $1,320.

There were no acquired intangible assets in 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

7.	LONG-TERM INVESTMENT

In March 2005, the Company acquired a 10% equity interest in eFriendsNet Entertainment Corp. ("EFN") for $500,000 for long-term investment purposes. EFN is primarily engaged in online dating services. The Company did not exert significant influence over the operating and financial activities of EFN, and accordingly, this was recorded as a long-term investment at cost. On January 19, 2006, the Company sold the investment in EFN and received cash consideration of $1,740,805, resulting in a gain of US$1,240,805 recognized for 2006. In February 2007, the Company received additional payments of $207,631, which had been contingent upon certain conditions.

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	At December 31,
	2004	2005	2006

Accrued welfare benefits	$276,720	$819,750	$1,120,642
Accrued payroll	571,445	1,583,682	1,815,126
Accrued litigation settlement expenses	-	3,500,000	-
Accrued professional service fees	550,003	474,316	828,612
Amounts due to directors	615	-	-
Other tax payables	457,267	577,460	468,404
Others	42,726	47,454	13,512

	$1,898,776	$7,002,662	$4,246,296

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

9.	INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries and VIEs incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the "Income Tax Laws"). Pursuant to the PRC Income Tax Laws, the PRC enterprises are subject to income tax at a statutory rate of 33% (comprising state income tax of 30% and local income tax of 3% for Foreign Investment and Foreign Enterprises) on PRC taxable income. However, KongZhong Beijing, KongZhong China, Beijing Anjian Xingye, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Xinrui, Beijing Chengxitong and Tianjin Mammoth benefit from preferential tax treatment as a high technology enterprise and are subject to an income tax rate of 15%. A summary of the tax concessions available to the PRC entities for the year ended December 31, 2006 is as follows:

	Chinese	Chinese	Concession from	Concession	Year of
	State unified	local income	Chinese State	from Chinese	commencement
PRC entities	income tax rate	tax rate	unified income tax	local income tax	of tax holiday
	(%)	(%)

KongZhong Beijing	15	3	Full exemption for	Full exemption from	2003
			3 years starting from	the commencement
			commencement of tax	of operation
			holiday followed by
			a 50% reduction for
			the succeeding 3 years

KongZhong China	15	3	Same as KongZhong	Same as KongZhong	2005
			Beijing	Beijing

Beijing Anjian Xingye	15	3	Same as KongZhong	Same as KongZhong	2005
			Beijing	Beijing

Beijing AirInbox	15	N/A	Full exemption for	N/A	2003
			2 years starting from
			commencement of tax
			holiday followed by a
			50% reduction for the
			succeeding 3 years

Beijing Boya Wuji	15	N/A	Same as	N/A	2004
			KongZhong Beijing

Beijing WINT	15	N/A	Same as KongZhong	N/A	2004
			Beijing

Beijing Chengxitong	15	N/A	Same as KongZhong	N/A	2004
			Beijing

Beijing Xinrui	15	N/A	Same as KongZhong	N/A	2004
			Beijing

Tianjin Mammoth	15	N/A	Full exemption for 2 years	N/A	September
			starting from commencement		2003
			of tax holiday

Beijing Shuziyuansu	33	N/A	None	N/A	N/A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

9.	INCOME TAXES - continued

The principal components of the deferred income tax assets and liabilities are as follows:

	At December 31,
	2004	2005	2006

Deferred tax assets
Depreciation and amortization	$50,179	$98,159	$158,000
Net operating loss carryforwards	4,634	11,875	877

Deferred tax assets	54,813	110,034	158,877
Valuation allowance	(54,813)	(110,034)	(158,877)

Deferred tax assets, net	$-	$-	$-

Deferred tax liabilities
Depreciation and amortization	$-	$-	$142,478

Deferred tax liabilities	$-	$-	$142,478

The Company operates through multiple subsidiaries and variable interest entities and the valuation allowance is considered on each individual subsidiary and variable interest entities basis. A full valuation allowance has been established because the Company believes that either it is more likely than not that its deferred taxes assets will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant. The tax losses carried forward as of December 31, 2004, 2005 and 2006 amount to $61,793, $96,536 and $2,659 and will expire by 2009, 2010 and 2011 respectively.

A reconciliation between current income tax expense and the Company's effective tax rate is as follows:

	For the year ended December 31,
	2004	2005	2006

PRC enterprise income tax	33%	33%	33%
Effect of tax holiday granted to
a PRC subsidiary	(34.3%)	(33.5%)	(31.8%)
Tax effect of expenses that are not
deductible in determining taxable profit	1.5%	2.6%	4.6%
Change in valuation allowance	(0.2%)	0.2%	0.2%

Effective tax rate for the year	-	2.3%	6.0%

Note:	The domestic income tax rate in the jurisdiction where the operation of the Company is substantially based is used.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

9.	INCOME TAXES - continued

If the tax holiday granted to KongZhong Beijing, KongZhong China, Beijing Anjian Xingye, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, Tianjin Mammoth and Beijing Xinrui was not available, income tax provision and earnings per share amounts would be as follows:

	For the years ended December 31
	2004	2005	2006

Provision for income taxes	$6,986,657	$8,128,286	$9,940,246

Net income per share-basis	$0.01	$0.01	$0.01

Net income per share-diluted	$0.01	$0.01	$0.01

10.	SHARE CAPITAL

In 2002, the Company issued:

(1)	231,000,000 shares of Series A convertible preference shares for cash proceeds of $550,011.

(2)	350,000,000 shares of Series B redeemable convertible preference shares for cash proceeds of $2,970,025 after share issuance cost of $30,000.

Each convertible preference share was convertible into one ordinary share at a conversion price of $0.002381 and $0.0085715 for Series A convertible preference shares and Series B redeemable convertible preference shares, respectively, and was automatically converted at the consummation of the Company's sale of ordinary shares in public offering, on July 9, 2004. Upon the public offering, 231,000,000 and 350,000,000 ordinary shares were converted from Series A convertible preference shares and Series B redeemable convertible preference shares, respectively. As of December 31, 2006, there were no Series A convertible preference shares or Series B redeemable convertible preference shares outstanding.

In July 2004, the Company completed the initial public offering of American Depositary Shares, representing the Company's ordinary shares, and listed the ADSs on the Nasdaq National Market. Accordingly 320,000,000 ordinary shares were issued for total proceeds of $80,000,000, before offering costs of $6,565,297.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

11.	STOCK OPTIONS

The Company's 2002 employee equity incentive plan ("2002 Plan") allows the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. Options to purchase 105,000,000 ordinary shares are authorized under the Plan. In 2005, the shareholders authorized additional 32,000,000 options under the plan. Under the terms of the Plan, options are generally granted at prices equal to the fair market value of the Company's shares listed on the Nasdaq National Market. Prior to the Company's initial public offering the market value of the ordinary shares underlying the stock options was determined by the Board of Directors. The stock options expire 10 years from the date of grant and vest over 4 years. As of December 31, 2006, options to purchase 75,743,800 shares of ordinary shares were outstanding, and options to purchase 16,670,120 ordinary shares were available for future grant. In 2006, the shareholders approved 2006 employee equity incentive plan, which allows the Company to offer 40,000,000 restricted share units to employee. As of December 31, 2006, no restricted share units have been granted.

For stock options granted prior to the initial public offering, the Company obtained a valuation analysis performed by an independent appraiser to reassess the determination of the market value of the Company's ordinary shares. The valuation analysis utilized generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company's business. As a result, prior to January 1, 2006, stock compensation expense was recorded for the difference between the market value of the ordinary shares and the exercise price of the employee stock options. For stock options granted following the initial public offering, options are granted at the fair market value of the ordinary share at the date of grant determined using the quoted market price of the Company's stock. Accordingly, there were no compensation charges generated from these option grants under APB 25 before January 1, 2006. With the adoption of SFAS 123R on January 1, 2006, the Company recognizes compensation costs for share - based awards to employees based on their grant date fair value for all awards granted to employees prior to the adoption of SFAS 123R that remain unvested on January 1, 2006 and for all share - based payments granted after January 1, 2006.

The Company recorded a share-based compensation expense of $482,766, $347,798 and $1,638,239 in 2004, 2005 and 2006, respectively.

The Company recognizes the compensation costs net of a forfeiture rate and recognizes the compensation costs for those options expected to vest on a straight-line basis over the requisite service period of the award, which is generally the vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

11.	STOCK OPTIONS - continued

A summary of the stock option activity is as follows:

	Outstanding options
		Weighted
	Number of	average
	Options	exercise price

Options outstanding at January 1, 2004	49,720,000
Granted	52,760,000	$0.227
Forfeited	(3,970,000)	$0.226
Exercised	(1,600,000)	$0.003

Options outstanding at December 31, 2004	96,910,000
Granted	22,000,000	$0.210
Forfeited	(16,936,650)	$0.237
Exercised	(12,923,600)	$0.023

Options outstanding at December 31, 2005	89,049,750
Granted	32,400,000	$0.222
Forfeited	(15,643,470)	$0.218
Exercised	(30,062,480)	$0.074

Options outstanding at December 31, 2006	75,743,800

The weighted average per share fair value of options as of the grant date was as follows:

	For the years ended December 31,
	2004	2005	2006

Stock options	$0.139	$0.150	$0.165

The total intrinsic value of options exercised during the year ended December 31, 2006 was $5,120,749.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

11.	STOCK OPTIONS - continued

The following table summarizes information with respect to stock options outstanding at December 31, 2006:

	Options outstanding				Options exercisable
		Weighted	Weighted			Weighted
		average	average	Aggregate		average	Aggregate
	Number	remaining	exercise	intrinsic	Number	exercise	intrinsic
	outstanding	contractual life	price	value	exercisable	price	value

Range of average exercise price
$0.0025	11,626,560	5.50 years	$0.0025		11,626,560	$0.0025
$0.0100	2,460,080	5.96 years	$0.0100		2,460,080	$0.0100
$0.0500	1,192,320	6.58 years	$0.0500		548,258	$0.0500
$0.2500	10,566,840	7.13 years	$0.2500		7,004,340	$0.2500
$0.1750	9,523,000	7.83 years	$0.1750		2,383,000	$0.1750
$0.2500	2,000,000	8.01 years	$0.2500		1,333,333	$0.2500
$0.1795	2,830,000	8.37 years	$0.1795		1,330,000	$0.1795
$0.2500	1,200,000	8.50 years	$0.2500		600,000	$0.2500
$0.2575	2,625,000	8.66 years	$0.2575		1,250,000	$0.2575
$0.3125	2,000,000	9.00 years	$0.3125		666,667	$0.3125
$0.3138	800,000	9.01 years	$0.3138		-	$0.3138
$0.3270	7,520,000	9.28 years	$0.3270		-	$0.3270
$0.1713	7,400,000	9.53 years	$0.1713		-	$0.1713
$0.1713	14,000,000	9.53 years	$0.1713		-	$0.1713

Total	75,743,800			$5,075,146	29,202,238	$0.1199	$3,623,879

12.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company is primarily engaged in providing value-added services such as games and entertainment, communication services, media, and various other related products to mobile phone users. The Company operates in one segment. The Company's chief operating decision maker has been identified as the Company's Chief Executive Officer, who reviews consolidated results of operations when making decisions about allocating resources and assessing performance of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

12.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Product lines

The Company derives revenues principally from providing value-added services, such as games and entertainment, communication services, personalized media, and various other related products to mobile phone users. These services are delivered through 2.5G technology platforms including wireless access protocol ("WAP"), multimedia messaging services ("MMS") and JavaTM and 2G technology platforms, including short messaging services ("SMS"), interactive voice response ("IVR") and color ring back tone ("CRBT"). Revenues for the years ended December 31, 2004, 2005 and 2006 are as follows:

	For the year ended December 31,
	2004	2005	2006

2.5 Generation
- WAP	$22,101,535	$38,207,474	$26,154,220
- MMS	17,264,109	15,069,790	23,134,712
- JavaTM	783,559	3,041,051	2,505,971

	40,149,203	56,318,315	51,794,903

2 Generation
- SMS	6,629,575	14,870,475	43,308,829
- IVR	1,068,109	5,235,861	6,443,488
- CRBT and others	111,765	1,151,706	4,932,987

	7,809,449	21,258,042	54,685,304

Other revenue	10,565	176,466	289,010

	$47,969,217	$77,752,823	$106,769,217

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

13.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

	For the year ended December 31,
	2004	2005	2006

Net income (numerator), basic
and diluted	$20,369,261	$22,174,286	$24,691,645

Shares (denominator):
Weighted average ordinary shares
outstanding used in computing
basic net income per share	903,010,929	1,377,102,380	1,399,872,743
Effect of dilutive securities:
Plus weighted average preferred
shares outstanding	301,612,022	-	-
Plus incremental weighted average
ordinary shares from assumed
conversions of stock options
using the treasury stock method	46,018,031	47,581,190	18,382,553

Total weighted average shares used in
computing diluted net income
per share	1,250,640,982	1,424,683,570	1,418,255,296

Net income per share, basic	$0.02	$0.02	$0.02

Net income per share, diluted	$0.02	$0.02	$0.02

As of December 31, 2004, 2005 and 2006, the Company had 33,260,000, Nil, 60,464,840 ordinary shares equivalents, respectively, outstanding that could have potential diluted income per share in the future, but which were excluded in the computation of diluted income share in the period, as they have anti-diluted effect.

Common stock equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options are used to repurchase outstanding ordinary shares using a yearly average market price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

14.	CONCENTRATIONS

(a)	Dependence on Mobile Operator

The revenue of the Company is primarily derived from cooperative arrangements with Mobile Operator in Mainland China. The major operators cooperated with the Company are China Mobile and China Unicom, China Telecom and China Netcom. The Mobile Operator is entitled to a portion of the revenues earned primarily from the transmission of wireless short message and WAP as well as for the billing and collection of service. If the strategic relationship with the Mobile Operator in the PRC is terminated or scaled-back, or if the Mobile Operator alter the revenue sharing arrangements, the Company's wireless value-added service business would be adversely affected.

Revenues collected through China Mobile for the years ended December 31, 2004, 2005 and 2006 are approximately $47,716,000, $73,844,000 and $81,147,000 representing 99%, 95% and 76% of revenues, respectively.

Revenues collected through China Unicom for the years ended December 31, 2004, 2005 and 2006 are approximately $62,000, $2,107,000 and $11,724,000 representing Nil, 3% and 11% of revenues, respectively.

Amounts due from China Mobile as of December 31, 2004, 2005 and 2006 amounted to approximately $10,131,000, $9,889,000 and $7,387,000 representing approximately 99%, 91% and 64% of accounts receivable, respectively.

Amounts due from China Unicom as of December 31, 2004, 2005 and 2006 amounted to approximately $18,000, $827,000 and $2,373,000 representing approximately Nil, 8% and 21% of accounts receivable, respectively.

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

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company accrue these benefits based on certain percentages of the employees' salaries. The total provision for such employee benefit was $987,906, $2,268,817 and $2,583,427 for the years ended December 31 2004, 2005 and 2006, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

15.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION - continued

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises and local enterprises, the Company's subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

For foreign enterprises, these reserve funds include (i) a general reserve fund, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriations are at the Company's discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and bonus and are not distributable as cash dividends. As of December 31, 2004, 2005 and 2006, the general reserve fund amounted to $381,629, $1,852,336 and $2,523,477, respectively. The Company had nil balance at the enterprise fund and the staff bonus and welfare fund for all the years presented.

For local enterprises, these reserve funds include (i) a statutory surplus reserve fund, (ii) a statutory public welfare fund and (iii) a general surplus reserve fund. Subject to certain cumulative limits, the statutory surplus reserve fund and the statutory public welfare fund require annual appropriations of 10% and 5%, respectively, of after-tax profit (as determined under PRC GAAP at each year end). The statutory surplus reserve fund can be converted into paid-in capital or distributed as dividends to shareholders under certain conditions. When the total amount of statutory surplus reserve fund up to 50% of paid-in capital of the company, the company can stop accruing this reserve fund. The statutory public welfare fund can only be utilized on capital items for the collective benefits of the company's employees such as the construction of dormitories, canteen, and other staff welfare facilities. The general surplus reserve fund can be used to distribute dividend to shareholders. Statutory public welfare fund should not be appropriated any longer since January 1, 2006 according to the Company Law of the People's Republic of China (revised in 2005) and the balance of that fund should be transferred to the general surplus reserve fund. Therefore, there are only 2 reserve funds in 2006, (i) a statutory surplus reserve fund and (ii) a general surplus reserve fund. As of December 31, 2004, 2005 and 2006, the statutory surplus reserve fund amounted to $604,115, $995,897 and $1,520,820, and the general surplus reserve fund amounted to $2,792,103, $2,987,994 and $2,360,633, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

16.	COMMITMENT AND CONTINGENCY

(a)	Operating lease as lessee

The Company leases certain office premises under non-cancelable leases which expire in 2007. Rental expenses under operating leases for the year ended December 31, 2004, 2005 and 2006 were $1,112,667, $1,587,839 and $1,795,573, respectively.

Future minimum lease payments under non-cancelable operating leases agreements were as follows:

Year ending
2007	$623,945

(b)	Class action lawsuit settlement

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

In September, 2005, the Company entered into a memorandum of understanding with the counsels for the lead plaintiff to settle this class action lawsuit arising out of the Company's initial public offering in July 2004 for $3,500,000. As a result, the Company recorded an expense of $3,500,000 with respect to the settlement of this class action lawsuit for the year ended December 31, 2005.

In January 2006, the United States District Court Southern District of New York preliminarily approved the class action lawsuit settlement agreement that was entered between the Company and the lead plaintiff counsel. The Company made a settlement payment of $3.5 million into an escrow account during the first quarter of 2006. The court approved the settlement on April 14, 2006.

(c)	Business tax

The subsidiaries and VIEs incorporated in the PRC are subject to business tax at rates of 3% to 5% on PRC taxable revenues, as defined by the related tax rules and regulations. When determining the PRC taxable revenues, the subsidiaries and VIEs have adopted a "net" basis, i.e. deducting certain items of cost of revenues from revenues. The deducting items include service fees and transmission charges payable to Mobile Operator and fees for business co-operations.

Management believes that the "net" basis is in line with the current tax rules and regulations, the tax rules and regulations might make the deduction criteria more clearly and might require retrospective adjustment of previously settled business tax, which might have an adverse impact on the Company's financial position and results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006
(In US dollars, except share amounts)

17.	SUBSEQUENT EVENTS

(a)
On January 19, 2006, the Company announced that it had sold its shares in EFN. The transaction has closed and the Company has received cash consideration of $1,740,805. The Company received additional payments of $207,631 in February 2007.

(b)
In January 2006, the Company entered into a definitive agreement to acquire a 100% equity interest in Sharp Edge, a company incorporated in the British Virgin Islands and based in Beijing which provides wireless value-added services through its VIE, Beijing Xinrui. The Company paid cash consideration of approximately $7 million and $11 million during the first quarter and third quarter of 2006, respectively. A further cash consideration of $17 million was made in the first quarter of 2007.