Form 20-F
period 2007-12-31
KONGZHONG CORP
filed 2008-06-19
CIK 1285137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

Hanhui Sun Telephone: (+86-10) 8857-6000 Fax: (+86-10) 8857-5891 Email: ir@kongzhong.com 35th Floor, Tengda Plaza No. 168 Xizhimenwai Street Beijing 100044 China
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.0000005 per share* American depositary shares, each representing 40 ordinary shares	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)
Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, or ADSs, each representing 40 ordinary shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2007, 1,423,156,120 ordinary shares, par value US$0.0000005 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large Accelerated Filer ☐ Accelerated Filer ☑ Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

-i-

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements that are not historical facts relating to:

•	our financial performance and business operations;

•	our ability to successfully execute our business strategies and plans;

•	the state of our relationship with telecommunications operators in the People’s Republic of China, or the PRC;

•	our dependence on the substance and timing of the billing systems of the telecommunications operators in the PRC for our performance;

•	our development and capital expenditure plans;

•	the expected benefit and future prospects of our strategic alliances and acquisitions, and our ability to cooperate with our alliance partners or integrate acquired businesses;

•	management estimations with respect to revenues from our wireless value-added products and services and our wireless Internet businesses;

•	the development of our latest product offerings, including but not limited to offerings in our wireless value-added services, or WVAS, and wireless Internet businesses;

•	the development of the regulatory environment and changes in the policies or guidelines of the PRC telecommunications operators;

•
the proposed restructuring of the telecommunications industry in the PRC as announced by the Ministry of Industry and Information, or the MII (which also refers to its predecessor, the Ministry of Information Industry prior to the PRC government restructuring in March 2008), the National Development and Reform Commission and the Ministry of Finance of the PRC in May 2008; and

•	competitive pressures and future growth in the WVAS, wireless Internet, mobile advertising, telecommunications and related industries in the PRC.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3 — Key Information — Risk Factors” and the following:

•	any changes in our relationship with telecommunications operators in the PRC;

-ii-

•
any changes in the regulatory regime or the policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, MII, or its policies, or the policies or other regulatory measures of other relevant government or industry authorities relating to, among other matters, the granting and approval of licenses, procedures for customers to access and subscribe to WVAS, restrictions on wireless or Internet content, or the introduction of new technology platforms, products and services;

•	the effect of competition on the demand for and the price of our products and services;

•	any changes in customer demand and usage preference for our products and services;

•	any changes in the telecommunications operators’ systems for billing users of our WVAS and remitting payments to us;

•	any changes in wireless value-added, wireless Internet, telecommunications and related technology and applications based on such technology;

•
any changes in political, economic, legal and social conditions in the PRC, including the PRC government’s specific policies with respect to foreign investment and entry by foreign companies into the WVAS, wireless Internet and telecommunications markets, economic growth, inflation, foreign exchange and the availability of credit; and

•	changes in population growth and gross domestic product, or GDP, growth and the impact of those changes on the demand for our services.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Selected Financial Data

The following selected historical consolidated financial data should be read in conjunction with our audited historical consolidated financial statements, the notes thereto and “Item 5 — Operating and Financial Review and Prospects.” The selected historical consolidated statement of operations data for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, and the selected historical consolidated balance sheet data as of December 31, 2003, 2004, 2005, 2006 and 2007 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report.

Our audited historical consolidated financial statements have been prepared and presented in accordance with the generally accepted accounting principles in the United States, or U.S. GAAP.

	For the year ended December 31,
Consolidated statements of operations data	2003	2004	2005	2006(2)	2007
	(in thousands of U.S. dollars, except for shares and per share data)
Gross revenues	$7,806.7	$47,969.2	$77,752.8	$106,769.2	$74,016.9
Wireless value-added services	7,806.7	47,969.2	77,752.8	106,480.2	73,014.7
Wireless Internet services	—	—	—	289.0	1,002.2
Cost of revenues	(2,284.0)	(15,704.8)	(31,323.1)	(47,665.4)	(36,495.6)
Wireless value-added services	(2,284.0)	(15,704.8)	(31,323.1)	(47,129.4)	(35,816.2)
Wireless Internet services	—	—	—	(536.0)	(679.4)
Gross profit	5,522.7	32,264.4	46,429.7	59,103.8	37,521.3
Operating expenses:
Product development	1,382.7	4,483.4	8,530.8	12,026.2	12,535.2
Selling and marketing	849.9	3,287.9	5,389.8	16,755.2	18,094.2
General and administrative	883.0	4,704.6	7,607.0	9,105.2	7,221.0
Class action lawsuit settlement and legal expenses	—	—	4,843.4	—	—
Total operating expenses	3,115.6	12,475.9	26,371.0	37,886.6	37,850.4
(Loss) Income from operations	2,407.1	19,788.5	20,058.7	21,217.2	(329.1)
Other (expenses) income, net	—	(23.9)	6.5	(49.1)	—
Interest income, net	1.0	604.7	2,639.5	3,866.9	3,810.0
Gain on sales of investment	—	—	—	1,240.8	207.6
Net (loss) income before income taxes	2,408.1	20,369.3	22,704.7	26,275.8	3,688.5
Income tax expense	—	—	530.4	1,584.2	856.8
Net (loss) income	$2,408.1	$20,369.3	$22,174.3	$24,691.6	$2,831.7
Net income per share:
Basic	$0.01	$0.02	$0.02	$0.02	$0.00
Diluted	$0.00	$0.02	$0.02	$0.02	$0.00
Weighted average shares used in calculating net income per share:
Basic	469,000,000	903,010,929	1,377,102,380	1,399,872,743	1,423,156,120
Diluted(1)	1,094,824,434	1,250,640,982	1,424,683,570	1,418,252,296	1,430,910,421

(1)
As of December 31, 2003, 2004, 2005, 2006 and 2007, we had nil, 33,260,000, nil, 60,464,840 and 82,346,060 ordinary share equivalents, respectively, outstanding that could have potential diluted income per share in the future, but that were excluded in the computation of diluted income per share in the period, as their exercise prices were above the average market values in such period.

(2)
The amounts of share-based compensation included in operating expenses for 2006 and 2007 reflect the adoption of Statement of Financial Accounting Standard No. 123 (revised 2004), or SFAS No. 123(R), “Share-Based Payment,” effective on January 1, 2006. If the Company had applied the fair value recognition provisions of SFAS No. 123(R) to prior periods, it would have reported net income of $2.4 million, $19.5 million and $20.7 million for 2003, 2004 and 2005, respectively, and net income per share (diluted) of nil, $0.02 and $0.01 for 2003, 2004 and 2005, respectively.

	As of December 31,
Consolidated balance sheet data	2003	2004	2005	2006	2007
	(in thousands of U.S. dollars)
Cash and cash equivalents	$3,742.6	$90,714.1	$117,141.5	$131,402.0	$122,342.7
Accounts receivable, net	1,703.9	10,198.8	10,833.9	11,568.6	14,992.9
Property and equipment, net	848.5	2,484.2	3,116.4	3,100.8	4,498.1
Acquired intangible assets, net	—	—	260.6	1,997.6	1,266.3
Long-term investment	—	—	500.0	—	—
Goodwill	—	—	1,169.1	15,835.9	34,918.7
Total assets	6,567.5	104,372.7	135,083.2	166,741.0	181,891.9
Total current liabilities	1,047.3	4,443.6	11,285.3	10,821.5	11,293.1
Series B redeemable convertible preferred shares	2,970.0	—	—	—	—
Total shareholders’ equity	2,550.1	99,808.3	123,773.7	155,777.0	170,475.8
Total liabilities, minority interests and shareholders’ equity	6,567.5	104,372.7	135,083.2	166,741.0	181,891.9

	For the year ended December 31,
Consolidated cash flow data	2003	2004	2005	2006	2007
	(in thousands of U.S. dollars)
Net cash (used in) provided by:
Operating activities	$1,959.7	$15,844.7	$29,569.0	$28,010.2	$3,315.3
Investing activities	(864.0)	(2,430.2)	(4,081.7)	(17,916.5)	(18,720.1)
Financing activities	—	73,555.5	205.8	2,190.3	152.2

Exchange Rate Information

We present our historical consolidated financial statements in U.S. dollars. In addition, solely for the convenience of the reader, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi include a U.S. dollar equivalent. Except as otherwise specified, this pricing information and these contractual amounts are translated at RMB 7.3046 = US$1.00, the base exchange rate set by the People’s Bank of China, China’s central bank, on December 31, 2007. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 2 to our financial statements.

The People’s Bank of China sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange and other relevant authorities. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.8821 = US$1.00 on June 18, 2008. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each of the periods shown:

	Noon Buying Rate RMB per $1.00
Period	High	Low
October 2007	7.5158	7.4682
November 2007	7.4582	7.3800
December 2007	7.4070	7.2946
January 2008	7.2946	7.1818
February 2008	7.1973	7.1100
March 2008	7.1110	7.0105
April 2008	7.0185	6.9840
May 2008	7.0000	6.9377
June 2008 (through June 18)	6.9633	6.8821

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of, 2003, 2004, 2005, 2006, 2007 and 2008 (through June 18), calculated by averaging the noon buying rates on the last day of each month of the periods shown:

Period	Average Noon Buying Rate RMB per $1.00
2003	8.2771
2004	8.2768
2005	8.1826
2006	7.9723
2007	7.6072
2008 (through June 18)	7.0696

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider carefully all of the information in this annual report, including the risks and uncertainties described below. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In such an event, the trading price of our American Depositary Shares, or ADSs, could decline and you might lose all or part of your investment.

Risks Relating to Our Business

We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.

We derive substantially all of our revenues from the provision of WVAS through the networks of the PRC telecommunications operators. We rely primarily on the networks of China Mobile Communications Corporation, or China Mobile, to deliver our services. For each of the two years ended December 31, 2006 and December 31, 2007, we derived 76% and 75%, respectively, of our total revenues from our cooperation arrangements with China Mobile. The remainder of our revenues is derived from cooperation arrangements with China United Telecommunications Corporation, or China Unicom, China Telecommunications Corporation, or China Telecom, and China Network Communications Group Corporation, or China Netcom.

Through Beijing AirInbox Information Technologies Co., Ltd., or Beijing AirInbox, Beijing Boya Wuji Technologies Co., Ltd., or Beijing Boya Wuji, Beijing Wireless Interactive Network Technologies Co., Ltd., or Beijing WINT, Beijing Chengxitong Information Technology Company Limited, or Beijing Chengxitong, and Beijing Xinrui Technology Co., Ltd., or BJXR, as the case may be, we have entered into a series of cooperation agreements with China Mobile and other PRC telecommunications operators and their provincial subsidiaries to provide WVAS through the telecommunications operators’ networks. Pursuant to our agreements with the telecommunications operators, the telecommunications operators bill and collect fees from phone users for the WVAS we provide. Our agreements with the telecommunications operators are generally for terms of one year or less and they do not all have automatic renewal provisions. We usually renew these agreements or enter into new ones when the prior agreements expire, but on occasion the renewal or new contract can be delayed by periods of one month or more.

Furthermore, telecommunications operators may discontinue the use of external wireless value-added service providers such as our company. If any of the PRC telecommunications operators ceases to cooperate with us, it is unlikely that such operator’s customers will continue to use our services. In particular, if China Mobile ceases to cooperate with us, it is unlikely that we will be able to build up sufficient new customers through the networks of other PRC telecommunications operators to develop a customer base comparable to that which we have developed through China Mobile. Due to our reliance on China Mobile and other PRC telecommunications operators to deliver our WVAS to our customers, any loss or deterioration of our relationship with China Mobile or other PRC telecommunications operators may result in severe disruptions to our business operations, the loss of the majority of our revenues and a material adverse effect on our financial condition and results of operations.

In addition, in May 2008, in order to optimize the allocation of telecommunications resources in the PRC and improve the competitive landscape, the MII, the National Development and Reform Commission and the Ministry of Finance jointly announced a policy initiative to further reform the PRC telecommunications industry by encouraging the formation of three telecommunications services providers of comparable scale and standing, each with nationwide network resources, full-service capabilities and competitive strength, by way of a series of restructuring transactions. Under this initiative, China Unicom is expected to be combined with China Netcom. China Telecom is expected to acquire the CDMA network from China Unicom and China Mobile is expected to acquire China Tietong Telecommunications Corporation, a fix-line telecommunications services provider. We cannot predict at this point the precise impact that the above transactions may have on our business and prospects, particularly our relationship with China Mobile and other PRC telecommunications operators. While we are currently assessing the impact that this policy initiative and the proposed transactions may have on us, we cannot assure you that any potential change in the telecommunications industry in the PRC would not impact our relationship with telecommunications operators or such change would not have a material adverse effect on our business and results of operations.

The termination or alteration of our cooperation agreements with China Mobile or other PRC telecommunications operators would materially and adversely impact our business operations and financial conditions.

Our negotiating leverage with China Mobile and other PRC telecommunications operators is limited because China Mobile and other PRC telecommunications operators operate the telecommunications networks through which we deliver our products and services to mobile phone users. Our revenues and profitability could be materially and adversely affected if China Mobile or other PRC telecommunications operators decide to change the terms of the cooperation agreements with us, such as materially increase their transmission fees or service fees or do not comply with the terms of such agreements.

In addition, China Mobile or other PRC telecommunications operators could impose monetary penalties upon us or even terminate cooperation with us under the terms of the cooperation agreements with us, for a variety of reasons, such as the following:

•	if we fail to achieve the performance standards established by the relevant operator from time to time,

•	if we breach certain provisions under the agreements, which include, in many cases, the obligation not to deliver content that violates the relevant operator’s policies and applicable law, or

•	if the relevant operator receives a high level of customer complaints about our services.

Due to our dependence on our relationship with China Mobile and other PRC telecommunications operators, any termination or material alteration of our cooperation agreements with China Mobile or other PRC telecommunications operators would materially and adversely impact our business operations and financial conditions.

We cannot guarantee that China Mobile or other PRC telecommunications operators will not impose penalties upon us in the future, and such penalties could have a material impact on our results of operations. In August 2004, China Mobile notified us that it had imposed sanctions on 22 wireless value-added service providers, including us. In our case, the notice stated that China Mobile had determined that one of our interactive voice response, or IVR, services in early June 2004 had contained inappropriate content. For this infraction, China Mobile suspended until the end of 2004 approval of our new applications for new products and services on all platforms and also suspended joint promotions with us. In addition, China Mobile suspended for one year, until June 30, 2005, the approval of our applications to operate on new platforms.

Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us may result in lower revenues or additional costs for us and materially adversely affect our business operations, financial condition or results of operations.

China Mobile or other PRC telecommunications operators may from time to time issue policies or guidelines, requesting or stating their preferences for certain actions to be taken by all wireless value-added service providers using their networks. Due to our reliance on China Mobile and other PRC telecommunications operators, a significant change in their policies or guidelines may result in lower revenues or additional operating costs for us. We cannot assure you that our financial condition and results of operation will not be materially adversely affected by policy or guideline changes by China Mobile or other PRC telecommunications operators.

For example, since the second half of 2004, China Mobile and its provincial subsidiaries have been gradually implementing a series of policies designed to improve customer service and satisfaction. These policies include:

•	not charging customers on their monthly statements for multimedia messaging service, or MMS, that cannot be delivered because of network or handset problems,

•	canceling monthly subscriptions of customers who have not accessed their wireless value-added service subscriptions for a certain period of time,

•	implementing more complicated procedures for customers to confirm new monthly subscriptions to certain WVAS, and

•	removing from subscriber lists those customers who fail to pay China Mobile or the provincial subsidiaries, or who cannot be billed because they use pre-paid telecommunications service cards.

On July 6, 2006, China Mobile announced a series of additional measures with respect to the billing of customers of WVAS on its network, with focus on customers’ monthly subscriptions to WVAS. Among the measures announced by China Mobile, those which have had a significant impact on our results of operations and financial condition are summarized as follows:

•
beginning July 10, 2006, for any new monthly subscriptions to WVAS, China Mobile sends customers two reminder notices prior to charging monthly subscription fees in the customers’ monthly mobile phone bills, and customers must confirm twice, once in response to each reminder, that they wish to subscribe to those services on a monthly basis. Previously, China Mobile sent one reminder notice immediately after a monthly subscription order was placed, and customers needed to confirm only once;

•
customers enjoy a free trial period of 11 to 41 days, depending on the day of the month on which they place their monthly subscriptions. Previously, customers enjoyed a free trial period of three to 11 days; and

•	China Mobile cancels wireless application protocol, or WAP, monthly subscriptions that have not been active for more than four months.

During the fourth quarter of 2006, other PRC telecommunications operators also began implementing new policies requiring double confirmation of monthly subscriptions. In May 2007, China Mobile started to send to its customers’ handsets notices of transmission fees to be incurred by using general packet radio services, or GPRS, when those customers launched their browsers, which discouraged some customers from purchasing our WAP products or visiting our wireless Internet sites Kong.net and Ko.cn.

Mainly because of these new policies and measures of the telecommunications operators, our revenues from WVAS in the third quarter of 2006 decreased 16.7% from the second quarter of 2006, the revenues in the fourth quarter of 2006 decreased 5.8% from the third quarter of 2006, the revenues in the first quarter of 2007 decreased 15.1% from the fourth quarter of 2006, and the revenues in the second quarter of 2007 decreased 16.4% from the first quarter of 2007. The traffic to our wireless Internet sites also decreased significantly. We cannot assure you that China Mobile or other PRC telecommunications operators will not introduce additional requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of our WVAS, notifications to customers, the billing of customers or other consumer-protection measures, or adopt other policies that may require significant changes in the way we promote and sell our WVAS and develop our wireless Internet sites, any of which new requirements or policies could have a material adverse effect on our financial condition and results of operations.

Competition with the competing services offered by China Mobile and other PRC telecommunications operators may lower our revenues and materially adversely affect our business operations, financial condition and results of operations.

The PRC telecommunications operators have launched services competing with ours. For example, China Mobile has begun to develop and market its own MMS and WAP products that compete with ours. The PRC telecommunications operators may launch additional competing services in the future.  Similar to our practice, China Mobile and other PRC telecommunications operators have entered into cooperation agreements with mobile handset manufactures to pre-load their icons and codes in new handsets to make it easier for handset users to access and subscribe to the WVAS provided by China Mobile and other telecommunications operators. Furthermore, in the past, China Mobile entered into strategic alliances with selected handset manufacturers pursuant to which it embedded menus in their handsets for all the best-selling products on China Mobile’s MonternetTM wireless portal, including certain of our products. However, beginning in May 2007, China Mobile has promoted only its own wireless value-added service products in such menus and not those of ours or other third-party value-added service providers. In addition, we have developed our own wireless Internet sites, Kong.net and Ko.cn, which are independent of the wireless Internet portals of China Mobile and other PRC telecommunications operators and which China Mobile and other PRC telecommunications operators may view as engaging in direct competition with their Internet sites. Competition with the competing services offered by China Mobile and other PRC communications operators may lower our revenues and harm our relationship with China Mobile and other PRC telecommunications operators, which may materially adversely affect our business operations, financial condition and results of operations.

Our dependence on the substance and timing of the billing systems of the telecommunications operators and their subsidiaries may require us to estimate portions of our reported revenues and cost of revenues for WVAS. As a result, subsequent adjustments may have to be made to our financial statements.

As we do not bill our WVAS customers directly, we depend on the billing systems and records of the telecommunications operators to record the volume of our WVAS provided, bill our customers, collect payments and remit to us our portion of the fees. We record revenues based on monthly statements from the telecommunications operators confirming the value of our services that the telecommunications operators billed to customers during the month. It is our practice to release our unaudited quarterly financial statements to the market. Due to our past experience with the timing of receipt of the monthly statements from the operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues and cost of revenues for which we will not have received monthly statements. In such an instance, our internal estimates would be based on our own internal data of expected revenues and related fees from services provided. As a result of reliance on our internal estimates, we may overstate or understate our revenues and cost of revenues for the relevant reporting period, and may be required to make adjustments in our financial reports when we actually receive the telecommunications operators’ monthly statements for such period. We endeavor to reduce the discrepancy between our revenue estimates and the revenues calculated by the telecommunications operators and their subsidiaries, but we cannot assure you that such efforts will be successful. Moreover, to the extent that the telecommunications operators may take longer to send us monthly statements, we may be required to increase our reliance on our internal estimates when preparing our quarterly financial statements. For example, beginning with the statement for April 2007, it has taken China Unicom about 105 days as compared to 40 days it previously had taken to send us a statement after the end of each month. As a result, estimated revenues may account for a larger proportion of our reported revenues during 2007 and 2008 than in previous years. If we are required to make adjustments to our quarterly financial statements in subsequent quarters, it could adversely affect market sentiment toward us.

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

Our efforts to develop additional distribution channels for our WVAS may not succeed or may be restricted or halted by the MII or the telecommunications operators.

Cooperation with mobile handset manufacturers has provided us with an important distribution channel for our WVAS. We pre-load into the menus of certain mobile handsets our WAP icons and short codes for products offered on the MMS, short messaging service, or SMS, JavaTM and IVR platforms. A consumer who buys a new handset with our icons and codes pre-loaded in it can access and subscribe to our services quickly and easily. Over the years, cooperation with mobile handset manufacturers has become one of the most important distribution channels for us and a significant portion of our revenues is derived from such cooperation. However, in recent years, China Mobile and other PRC telecommunications operators have entered into cooperation agreements with mobile handset manufacturers similar to our agreements with mobile handset manufactures. We cannot guarantee that mobile handset manufacturers will continue their cooperation with us or maintain their current revenue-sharing arrangements with us.

In addition, we cannot guarantee that the MII, China Mobile or other PRC telecommunications operators will not restrict or halt our cooperation with the mobile handset manufacturers. For example, in addition to pre-loading our WAP icons and MMS, SMS, JavaTM and IVR short codes into the menus of selected mobile handsets, until recently we also embedded our icons and codes in selected handsets. On April 11, 2007, the MII issued a notice barring the production of mobile handsets with embedded icons and codes that cannot be changed or deleted by consumers. We have altered our arrangements with mobile handset manufacturers to comply with the notice, which took effect on June 1, 2007. Although mobile handset manufacturers are still permitted to pre-load our icons into the handset menus as long as such icons can be changed, such as change to other WVAS providers’ icons, or deleted, we cannot assure you that the MII will not expand its regulation to bar pre-loading icons and codes in the future.

Beginning in May 2007, China Mobile has promoted only its own wireless value-added service products and not those of ours or other third-party value-added service providers in the embedded menus of those handsets with whose manufactures China Mobile has entered into strategic alliance. We cannot assure you that China Mobile or other telecommunications operators will not take other steps, such as imposing penalties on us, to limit or halt our use of mobile handsets as a distribution channel. Any further actions by the telecommunications operators or the MII to limit or halt our use of mobile handsets as a distribution channel could materially adversely affect our revenues and growth of revenues.

Our efforts to develop our wireless Internet sites are based on the expectation that the sale of advertising on our wireless Internet sites will become a significant part of our future revenues, but the mobile advertising market is subject to many uncertainties that could prevent us from generating significant revenues from advertising.

We have expended significant efforts over the past three years in developing our wireless Internet sites, Kong.net and Ko.cn, with the expectation that the sale of advertising on these sites will provide significant contributions to future revenues. However, the growth of mobile advertising in the PRC is subject to many uncertainties. Many of our current and potential advertisers have limited experience with wireless Internet sites as an advertising medium, have not traditionally devoted a significant portion of their advertising expenditures to mobile advertising, and may not find mobile advertising to be effective for promoting their products and services relative to traditional print, broadcast and Internet media. Our ability to generate and maintain significant advertising revenue will depend on a number of factors, many of which are beyond our control, including but not limited to:

•	the development and retention of a large base of wireless Internet users possessing demographic characteristics attractive to advertisers;

•	the maintenance and enhancement of our brand in a cost-effective manner;

•	level of competition and its impact on mobile advertising prices;

•	changes in government policies or the policies of the PRC telecommunications operators that could curtail or restrict our mobile advertising services;

•	the acceptance of mobile advertising as an effective way for advertisers to market their business;

•	the development of independent and reliable means of verifying levels of mobile advertising and wireless Internet traffic; and

•	the effectiveness of our advertising delivery, tracking and reporting systems.

If any developments impede the establishment of the wireless Internet generally as an accepted medium for advertising or the ability of our wireless Internet sites specifically to attract significant advertising, our ability to generate increased mobile advertising revenue could be negatively affected.

We face increasing competition, which could reduce our market share and materially adversely affect our financial condition and results of operations.

The PRC WVAS market, wireless Internet market and mobile advertising market have seen increasingly intense competition. The MII reported on its website that more than 1,300 service providers held nationwide licenses as of July 5, 2007 to supply WVAS on the PRC telecommunications operators’ networks. We compete with these companies primarily on the basis of brand, price, type and timing of service offerings, content, customer service, business partners and distribution channel relationships. We also compete for experienced and talented employees. While we believe that we have certain advantages over our competitors, some of them may have more human and financial resources and a longer operating history than we do. For example, Internet portal companies that provide WVAS may have an advantage over us with their more established brand names, user base and Internet distribution channels. Furthermore, our competitors may be able to develop or exploit new technologies faster than we can, or offer a broader range of products and services than we are presently able to offer.

In addition, the number of independent wireless Internet domain names reached 65,000 in the PRC as of March 31, 2007, according to the “2007 China Wireless Internet Report” published by the China Internet Network Information Center, which is the PRC’s National Internet Registry. Barriers to entry are relatively low and current and new competitors can launch new wireless Internet sites at a relatively low cost. We compete with the operators of other wireless Internet sites for visitors, employees and advertisers, and also compete with traditional media companies such as newspapers, television networks and radio stations for advertisers.

Also, China Mobile has begun to develop and market its own MMS and WAP products that compete with ours. Other PRC telecommunications operators may decide to do the same. The PRC telecommunications operators’ Internet sites also compete with our wireless Internet sites. Growing competition from the telecommunications operators could have a material adverse effect on our business operations, financial condition and results of operations.

We have a limited operating history and operate in an evolving and highly dynamic market, which may make it difficult for you to evaluate our business.

We were incorporated in May 2002. Because we have a limited operating history and operate in an evolving and highly dynamic market, the revenues and income potential of our business and markets are unproven and our historical operating results may not be useful to you for evaluating our business or predicting our future operating results. In addition, we face numerous risks, uncertainties, expenses and difficulties frequently encountered by companies at an early stage of development. Some of these risks and uncertainties relate to our ability to:

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

We historically experienced rapid growth in our business in some years in part due to the growth in the WVAS industry in the PRC, and such industry growth may not be indicative of future growth. In addition, we are developing new businesses such as wireless Internet services, or WIS, and mobile advertising. We cannot assure you that our historical financial information is indicative of our future operating or financial performance, or that our profitability will be resumed and sustained.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Any of the risk factors listed in this “Risk Factors” section, and in particular, any of the possible developments indicated below, could cause our operating results to fluctuate from quarter to quarter:

•	any changes in our relationship with telecommunications operators in the PRC;

•
any changes in the regulatory regime or the policies for the PRC telecommunications industry, including changes in the structure or functions of the MII or its policies, or the policies or other regulatory measures of other relevant government or industry authorities relating to, among other matters, the granting and approval of licenses, procedures for customers to access and subscribe to WVAS, restrictions on wireless or Internet content, or the introduction of new technology platforms, products and services;

•	the effect of competition on the demand for and the price of our products and services;

•	any changes in customer demand and usage preference for our products and services;

•	any changes in the telecommunications operators’ systems for billing users of our WVAS and remitting payments to us;

•	any changes in wireless value-added, wireless Internet, telecommunications and related technology and applications based on such technology;

•
any changes in political, economic, legal and social conditions in the PRC, including the PRC government’s specific policies with respect to foreign investment and entry by foreign companies into the WVAS, wireless Internet and telecommunications markets, economic growth, inflation, foreign exchange and the availability of credit; and

•	changes in population growth and GDP growth and the impact of those changes on the demand for our services.

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations.  During the period from July 9, 2004, the first day on which our ADSs were listed on Nasdaq, until June 18, 2008, the closing prices of our ADSs ranged from $3.53 to $15.04 per ADS and the closing price on June 18, 2008 was $4.13 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, among others, the following:

•	China Mobile and other PRC telecommunications operators’ future policies and measures taken toward wireless value-added service providers;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the wireless value-added, wireless Internet and mobile advertising markets;

•	changes in the economic performance or market valuations of other companies that are perceived to be comparable to us;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	intellectual property litigation; and

•	general economic or political conditions in China.

The stock market in general and the market prices for Internet and wireless Internet related companies with operations in China in particular, have experienced volatility that has sometimes been unrelated to the operating performance of such companies.  These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. In addition, sales of our ADSs in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. Certain of our executive officers who hold our shares or ADSs may sell their shares or ADSs subject to applicable volume and other restrictions under Rule 144 of the Securities Act of 1933, as amended. To the extent that such shares or ADSs are sold into the market, the market price of our ADSs could decline.

Our business and growth prospects may be severely disrupted if we lose the services of our key personnel, and we may not be able to grow effectively if we cannot attract and retain skilled management.

Our future success depends heavily upon the continued service of our key executives. In particular, we rely on the expertise and experience of Yunfan Zhou and Nick Yang, our founders and senior officers, in our business operations, and on their personal relationships with our employees, the regulatory authorities, our clients, our suppliers, the telecommunications operators and our operating companies, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR and Tianjin Mammoth Technology Co., Ltd., or Tianjin Mammoth. If Yunfan Zhou or Nick Yang, or both of them, become unable or unwilling to continue in their present positions, or if they join a competitor or form a competing company in contravention of their employment agreements, we may not be able to replace them easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected. We do not currently maintain key-man life insurance for any of our key personnel.

In addition, the incentives to attract and retain employees, in particular skilled management personnel, provided by our equity incentive plans may not be as effective as in the past, in light of the volatility of market conditions and the price of our ADSs in recent years. If we do not succeed in attracting skilled management personnel or retaining or motivating existing management personnel, we may be unable to grow effectively.

If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the value-added telecommunications industry, we could be subject to severe penalties.

In December 2001, in order to comply with the PRC’s commitments with respect to its entry into the World Trade Organization, or the WTO, the State Council promulgated the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate ownership interest of a foreign investor in a foreign-funded telecommunications enterprise that provides value-added telecommunications services, including Internet content services, shall not exceed 50%.

We and our subsidiaries, KongZhong Information Technologies (Beijing) Co., Ltd., or KongZhong Beijing, KongZhong China Co., Ltd., or KongZhong China, Anjian Xingye Technology (Beijing) Company Limited, or Beijing Anjian Xingye, Monkey King Search Corporation, or Monkey King and Wukong Shentong Search Co., Ltd., or Wukong Shentong, are considered foreign persons or foreign-invested enterprises under PRC laws. As a result, we operate our WVAS and wireless Internet sites in the PRC through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT (since February 2005), Beijing Chengxitong (since November 2005) and BJXR (since January 2006), each of which is owned by PRC citizens or entities. We do not have any equity interest in these operating companies and instead enjoy the economic benefits of them through contractual arrangements, including agreements on provision of loans, provision of services and certain corporate governance and shareholder rights matters. These operating companies conduct substantially all of our operations and generate substantially all of our revenues. They also hold the licenses and approvals that are essential to our business.

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

If we or our operating companies were found to violate any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including, without limitation, the following:

•	levying fines;

•	confiscating our or our operating companies’ income;

•	revoking our or our operating companies’ business license;

•	shutting down our or our operating companies’ servers or blocking our or our operating companies’ websites;

•	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in the PRC;

•	requiring us to revise our ownership structure or restructure our operations; and/or

•	requiring us or our operating companies to discontinue our respective businesses.

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

PRC laws and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include WVAS and Internet content services. As a result, we conduct substantially all of our operations and generate substantially all of our revenues through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR pursuant to a series of direct or indirect contractual arrangements with them and their respective shareholders. These agreements may not be as effective in providing control over our operating companies as direct ownership. In particular, our operating companies could fail to perform or make payments as required under the contractual agreements, and we will have to rely on the PRC legal system to enforce these agreements, which we cannot be sure would be effective.

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, could have a material adverse effect on our business, our results of operations and the market price of our ADSs.

We are subject to reporting obligations under the U.S. securities laws. We are required by the U.S. Securities and Exchange Commission, or SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, to include a report by our management on our internal control over financial reporting in our Annual Reports on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our Annual Reports on Form 20-F shall include an independent registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

Although our management and an independent registered public accounting firm have concluded that our internal controls over our financial reporting were effective as of December 31, 2007, the end of the period covered by this annual report, we may fail to maintain effective internal controls over financial reporting in the future, in which case we and the independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. In addition, even if our management concludes at the end of future reporting periods that our internal controls are effective, the independent registered public accounting firm may disagree. If such independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed or operated, or if such independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could have a material adverse effect on the market price of our ADSs. We also may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

Business growth and a rapidly changing operating environment may strain our limited resources.

We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our user base increases, we will need to increase our investment in our technological infrastructure, facilities and other areas of operations. In particular, our product development, customer service and sales and marketing are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support may deteriorate and our business may suffer. For example, any deterioration in performance could prompt China Mobile or other PRC telecommunications operators to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:

•
develop and quickly introduce new services, adapt our existing services and maintain and improve the quality of all of our services, particularly as new mobile technologies such as the third-generation standard of wireless telecommunications transmission, or 3G, are introduced;

•	effectively maintain our relationships with China Mobile and other PRC telecommunications operators;

•	expand the percentage of our revenues that are recurring and are derived from monthly subscription-based services;

•	enter into and maintain relationships with desirable content providers;

•	continue training, motivating and retaining our existing employees, attract new employees and integrate new employees, including into our senior management;

•	develop and improve our operational, financial, accounting and other internal systems and controls; and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

We may need additional capital and may not be able to obtain such capital on acceptable terms.

Capital requirements are difficult to plan in our rapidly changing industry. We currently expect that we will need capital to fund our future acquisitions, service development, technological infrastructure and sales and marketing activities. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perceptions of, and demand for, securities of telecommunications value-added services companies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in value-added telecommunications companies;

•	economic, political and other conditions in the PRC; and

•	PRC governmental policies relating to foreign currency borrowings.

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

We are a holding company. Our wholly-owned subsidiaries, KongZhong Beijing, KongZhong China and Beijing Anjian Xingye, have entered into contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR through which we conduct our wireless value-added and wireless Internet activities and receive revenues in the form of service fees. Our wholly-owned subsidiary, Monkey King, has set up its wholly-owned subsidiary, Wukong Shentong, to conduct our wireless Internet search business. We rely on dividends and other distributions on equity paid by KongZhong Beijing, KongZhong China, Beijing Anjian Xingye and Wukong Shentong, as well as service fees from Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR, for our cash requirements in excess of any cash raised from investors and retained by us. If any of KongZhong Beijing, KongZhong China, Beijing Anjian Xingye or Wukong Shentong incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, PRC law requires that payment of dividends by each of KongZhong Beijing, KongZhong China, Beijing Anjian Xingye and Wukong Shentong can be made only out of their respective net income, if any, determined in accordance with PRC accounting standards and regulations. Under the PRC law, KongZhong Beijing, KongZhong China, Beijing Anjian Xingye and Wukong Shentong also are required to set aside no less than 10% of their respective after-tax net income each year as reserve funds unless such reserve funds have reached 50% of their respective registered capital, and these reserves are not distributable as dividends. See note 15 to our historical consolidated financial statements included in this annual report. Any limitation on the payment of dividends by our subsidiaries could have a material adverse effect our ability to grow, fund investments, make acquisitions, pay dividends, and otherwise fund and conduct our business.

In addition, under the newly enacted PRC enterprise income tax law that took effect on January 1, 2008 and its implementation regulation, a non-PRC-resident enterprise’s net income originating from “sources within the PRC” will be subject a 20% enterprise income tax, or EIT, rate. Whether a dividend payment constitutes income from “sources within the PRC” is determined by the location of the enterprise which pays the dividend. Income tax on dividends from the PRC payable to a non-PRC-resident enterprise is at a rate of 10%. As a result, KongZhong Beijing, Beijing Anjian Xingye, KongZhong China and Wukong Shentong may be required to withhold all or part of such income tax when paying us dividends. See “Item 5 — Operating and Financial Review and Prospects — Taxation.”

The discontinuation of any of the preferential tax treatments available to us in the PRC could adversely affect our business, operating results and financial condition.

The PRC national and local governments have provided various incentives to our subsidiaries and operating companies that are incorporated in the PRC, such as KongZhong Beijing, KongZhong China, Beijing AirInbox, Beijing Anjian Xingye, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, Tianjin Mammoth and BJXR due to their status as high technology enterprises. These subsidiaries and operating companies must continue to meet a number of criteria in order to continue to qualify for the preferential tax treatments currently available to them. Moreover, the government could determine at any time to eliminate or reduce the scale of such preferential tax policies. The newly enacted PRC enterprise income tax law that took effect on January 1, 2008 and its implementation regulations could increase the enterprise income tax rate applicable to these subsidiaries and operating companies. For example, instead of the previously available lower income tax rates, Beijing AirInbox and Tianjin Mammoth were imposed a transitional income tax rate of 25% for the first quarter of 2008. See “Item 5 — Operating and Financial Review and Prospects — Taxation.” Any discontinuation or reduction of any of the preferential tax treatments currently enjoyed by these subsidiaries and operating companies could adversely affect our business, operating results and financial condition.

We were classified as a passive foreign investment company, or PFIC, for 2007, which resulted in adverse United States Federal income tax consequences to U.S. holders of our ADSs and may result in additional adverse United States Federal income tax consequences to such holders in subsequent years.

Based upon an analysis of the value of our assets as of December 31, 2007, we were a PFIC during 2007 for the U.S. Federal income tax purposes. We have substantial passive assets in the form of cash and cash equivalents, and can provide no assurance that we will not continue to be classified as a PFIC in 2008 or future taxable years. The determination of whether we would continue to be a PFIC would be principally based upon:

•
the composition of our assets, including goodwill, the amount of which will depend, in part, on our total net assets and the market value of our ordinary shares and ADSs, which is subject to change; and

•	the amount and nature of our income from time to time.

We have limited control over these variables. Further, with regards to any additional capital markets or corporate finance transactions we might conduct in the future, we cannot, at this stage, specify the timing, amounts or the particular uses of the net proceeds. As a result, we cannot provide any assurance as to how the net proceeds of any such transactions would impact whether we are classified as a PFIC in any future periods.

In respect of any taxable year during which we are a PFIC, U.S. investors will be subject to adverse U.S. Federal income tax consequences (and may be subject to adverse U.S. Federal income tax consequences in subsequent years as well). For further discussion regarding our status as a PFIC, please see “Item 10 — Additional Information — Taxation — United States Taxation — PFIC Rules.” U.S. investors are urged to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.

We believe the copyrights, service marks, trademarks, trade secrets and other intellectual property we use are important to our business, and any unauthorized use of such intellectual property by third parties may adversely affect our business and reputation. We rely on the intellectual property laws and contractual arrangements with our employees, clients, business partners and others to protect such intellectual property rights. Third parties may be able to obtain and use such intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in the WVAS and wireless Internet industries in the PRC is uncertain and still evolving, and these laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions, such as the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

Due to the manner in which we obtain, collect, produce and aggregate content and applications for our WVAS and wireless Internet sites, and because our services may be used for the distribution of information, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations. In addition, third parties could assert claims against us for losses in reliance on information distributed by us. When we license third-party content or other intellectual properties, we rely on the licensor’s representations and warranties of its rights or titles to the content or intellectual properties. Although we perform reasonable due diligence, we cannot guarantee that such a licensor actually has the legal rights or titles to the content or intellectual properties that we distribute or use. We cannot guarantee that third parties will not assert claims against us or challenge the validity of our license agreements. If we are found to have infringed any intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. We may also incur significant costs in investigating and defending the claims even if they do not result in liability. We have not purchased liability insurance for these types of claims.

We are not able to register the Chinese name of our service mark “KongZhong Network” in the PRC, and we may not be able to effectively prevent its unauthorized use by third parties.

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

Selective acquisitions form part of our strategy to further expand our business. We made three acquisitions in 2005, one in 2006 and nil in 2007. If we are presented with appropriate opportunities, we may acquire additional businesses, technologies, services or products that are complementary to our business. Any acquisition and the subsequent integration of new companies into ours require significant attention from our management, in particular to ensure that the acquisition does not disrupt our relationships with the telecommunications operators or affect our users’ opinion of our services and customer support, and to ensure that the acquisition is effectively integrated with our existing operations. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Acquisitions may expose us to risks, including risks associated with the assimilation of new operations, services and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions and potential loss of, or harm to, relationships with employees and content providers. Given the sophisticated technologies used in the WVAS and wireless Internet industries, the successful, cost-effective integration of other businesses’ technology platforms and services into our own will also be a critical and highly complicated aspect of any acquisition. Acquisitions may also result in potentially dilutive issuances of equity securities.

In addition, we are required under generally accepted accounting principles to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower growth rates in our industry. We may be required to record a charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. As of December 31, 2007, our goodwill and amortizable intangible assets arising from acquisitions were approximately $36.2 million.

We have limited business insurance coverage.

The insurance industry in the PRC is still at an early stage of development. Insurance companies in the PRC offer limited business insurance products, and do not, to our knowledge, offer business liability insurance. As a result, we do not have any business liability insurance coverage for our operations. Moreover, while business disruption insurance is available, we have determined that the risks of disruption and cost of the insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

We may incur significant costs and management time to avoid being considered an investment company under the Investment Company Act of 1940.

The United States Investment Company Act of 1940, or the 1940 Act, provides generally that a company is an investment company which must register as such under the 1940 Act and comply with its regulations if:

•	the company is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities; or

•	more than 40% of the value of the company’s total assets is represented by investment securities.

The 1940 Act contains substantive regulations with respect to investment companies, including restrictions on their capital structure, operations, transactions with affiliates and other matters that would be incompatible with our operations. We may therefore have to incur significant costs and management time to avoid investment company status and may suffer other adverse consequences if we are deemed to be an investment company under the 1940 Act.

Based upon an analysis of the value of our assets as of December 31, 2007, we do not believe we will be considered an investment company during 2007. The determination of whether we will be an investment company will be based primarily upon the composition and value of our assets, which are subject to change, particularly when market conditions are volatile. As a result, we could inadvertently become an investment company. We can give no assurance as to our investment company status under the 1940 Act in the future.

We are controlled by a small group of our existing shareholders, whose interests may differ from other shareholders.

Each of Yunfan Zhou and Nick Yang, our founders and senior officers, owns 18.0% of our outstanding ordinary shares. Accordingly these shareholders acting together will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of Directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without the consent of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other shareholders.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our articles of association include certain provisions that could limit the ability of others or discourage a third party to acquire control of our company and thus deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price. Such provisions provide for, among others, the following:

•	a classified board structure, with three classes of board members and each class having a three-year term;

•
authority of our Board of Directors, or the Board, to issue up to a total of 1,000,000,000,000 shares, with or without preferred, deferred or other special rights or restrictions, whether with regard to dividend, voting, return of capital or otherwise and to such persons, at such time and on such other terms as the Directors think proper; and

•
power of our Board to elect Directors either as an addition to the existing Directors or to fill a vacancy resulting from death, resignation, retirement, disqualification, removal from office or any other reason.

Risks Relating to Our Industry

Our ability to generate revenues could suffer if the PRC market for WVAS does not develop as anticipated.

The WVAS market in the PRC has evolved rapidly in recent years, with the introduction of new and advanced services, development of consumer preferences, changes in policies and guidelines initiated by the MII and the telecommunications operators, market entry by new competitors and adoption of new strategies by existing competitors. Accordingly, it is extremely difficult to accurately predict consumer acceptance and demand for various existing and potential new offerings and services, and the future size, as well as composition and growth, of this market. Furthermore, given the limited history and rapidly evolving nature of our market, we cannot predict the price that wireless users will be willing to pay for our services or whether users will have concerns about security, reliability, cost and quality of service associated with WVAS. If acceptance of our WVAS is different from what we anticipate, our ability to maintain or increase our revenues and net income could be materially and adversely affected.

The laws and regulations governing the WVAS, Internet and wireless Internet industries in the PRC are developing and subject to future changes. Substantial uncertainties exist as to the interpretation and implementation of those laws and regulations.

Although WVAS are subject to general regulation as telecommunication services, we believe that currently there are no PRC laws at the national level specifically governing WVAS, such as our services related to short messaging services, or SMS, multimedia messaging services, or MMS, WAP, Java™, IVR and color ring back tones, or CRBT.

Beijing AirInbox operates Internet websites and wireless Internet sites in the PRC. In recent years, the PRC government has begun to promulgate laws and regulations applicable to Internet-related services and activities, many of which are relatively new and untested and subject to future changes. In addition, various regulatory authorities of the central PRC government, such as the State Council, the MII, the State Administration of Industry and Commerce, or SAIC, the State Administration of Radio Film and Television, or SARFT, and the Ministry of Public Security, are empowered to issue and implement rules to regulate certain aspects of Internet-related and wireless Internet-related services and activities. Furthermore, some local governments also have promulgated local rules applicable to Internet companies operating within their respective jurisdictions. As the Internet industry itself is at an early stage of development in the PRC, it is likely that new laws and regulations will be promulgated in the future to address issues that may arise from time to time. As a result, uncertainties exist regarding the interpretation and implementation of current and future PRC Internet laws and regulations. We cannot assure you that we will not be found in violation of any current or future PRC laws or regulations due to these uncertainties, in which case we could be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of our operations.

In July 2006, the MII issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business. In the circular, the MII reiterated the existing regulations regarding foreign investment in telecommunications business, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision, or ICP license, in order to conduct any value-added telecommunications business in the PRC. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in the PRC. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business shall be owned by the local ICP license holder or its shareholders. This circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to the lack of further interpretation from the regulator, it remains unclear what impact the above circular will have on us or other PRC Internet companies that have adopted the same or similar corporate and contractual structures as ours.

On October 20, 2007, the SARFT and the MII jointly promulgated the Regulations on Administration of Internet-based Audio-video Programming Service, or Internet-based Audio-video Regulations, which became effective as of January 31, 2008. The Internet-based Audio-video Regulations require providers of Internet-based audio-video programming services in the PRC obtain the License for Disseminating Audio-video Programs over Information Networks, or the Internet-based Audio-video License, or complete registration procedures. To obtain such license or complete such registration, such provider must, among others, be a limited liability company that is either wholly-owned or controlled by the state. Pursuant to explanations of the Internet-based Audio-video Regulations provided by the responsible persons at the SARFT and the MII in a press conference, providers who engaged in Internet-based audio-video programming services before the promulgation of the Internet-based Audio-video Regulations and who have not violated any other laws or regulations shall be eligible to register their business and continue their operations. However, given the short history of the Internet-based Audio-video Regulations and the lack of interpretations and precedents, we cannot assure you that we will be qualified to apply for the Internet-based Audio-video License or complete the required registration, and we cannot assure you that we will be granted the Internet-based Audio-video License or be able to complete such registration.

In addition, each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, BJXR and Beijing Chengxitong has obtained a telecommunications and information services operating license for their Internet content businesses from the Beijing Telecommunications Administration Bureau. In addition, each of Beijing AirInbox, Beijing WINT, BJXR and Beijing Chengxitong has obtained a nationwide value-added telecommunications license from the MII in order to provide services in multiple provinces, autonomous regions and municipalities. If any of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, BJXR or Beijing Chengxitong fails to obtain or maintain any required licenses or permits, it may be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of its operations. Any of these measures could materially disrupt our operations and materially and adversely affect our financial condition and results of operations.

See “Item 4 — Information on the Company — Regulation.”

The PRC government or the telecommunications operators may prevent us from distributing, and we may be subject to sanctions for, content that any of them believes is inappropriate.

The PRC has promulgated regulations governing telecommunications service providers, Internet access and the distribution of news and other information. In the past, the PRC government has stopped the distribution of information over the Internet that it believes violates PRC law, including content that it deems to be obscene, to incite violence, to endanger national security, to be contrary to the national interest or to be defamatory.

The telecommunications operators also have their own policies that restrict the distribution by wireless value-added service providers and wireless Internet sites of content they deem inappropriate. For instance, they have punished certain providers for distributing content deemed by them to be obscene. Such punishments have included censoring of content, delays in payments of fees by the telecommunications operators to the offending service provider, forfeiture of fees owed by the telecommunications operators to the offending service provider and suspension of the service on the telecommunications operators’ networks. Accordingly, even if we comply with PRC governmental regulations relating to licensing and foreign investment restrictions, if the PRC government or the telecommunications operators were to take any action to limit or prohibit the distribution of information we provide or to limit or regulate any current or future content or services available to our users, our revenues could be reduced, traffic to our wireless Internet sites decreased and our reputation harmed. For example, in August 2004, China Mobile notified us that one of our IVR services in early June 2004 had contained inappropriate content. For this infraction, China Mobile suspended until the end of 2004 approval of new applications from us for new products and services on all platforms and also suspended joint promotions with us. In addition, China Mobile suspended for one year, until June 30, 2005, approval of our applications to operate on new platforms. We cannot assure you that we will not be subject to sanctions in the future for violating content-related regulations of the PRC government or policies of any of the telecommunications operators.

Unexpected network interruptions, security breaches or computer virus attacks could have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. Major risks involved in such network infrastructure include, among others, any break-downs or system failures resulting in a prolonged shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power outages, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.

Our network systems are vulnerable to damage from fire, flood, power loss, telecommunications failures, computer viruses, hackings and other similar events. Any network interruption or inadequacy that causes interruptions in the availability of our services or deterioration in the quality of access to our services could reduce our user satisfaction and our competitiveness. In addition, any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance.

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

The WVAS, wireless Internet, mobile advertising and telecommunications industries are characterized by rapid advances in technology, industry standards and customer demands. New technologies, industry standards or market demands may render our existing products, services or technologies less competitive or even obsolete. Telecommunications operators in the PRC are currently anticipating the introduction of 3G telecommunications services. Responding and adapting to 3G and other technological developments and standards changes in our industry may require substantial time, effort and capital investment. If we are unable to respond successfully to technology, industry and market developments, such developments may materially adversely affect our business, results of operations and competitiveness.

Risks Relating to the People’s Republic of China

Substantially all of our assets are located in the PRC and substantially all of our revenues are derived from our operations in the PRC. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in the PRC.

Changes in the PRC’s economic, political and social conditions, as well as government policies, could affect our business. Although the PRC has been one of the world’s fastest-growing economies in terms of gross domestic product, or GDP, since 1978, we cannot assure you that such growth will be sustained in the future. Moreover, any negative development in the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in the PRC.

In addition, the PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government has implemented certain measures, including recent interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, including a slower growth or decline in demand in WVAS, wireless Internet and mobile advertising businesses, which in turn could adversely affect our operating results and financial conditions.

Although the PRC government has implemented measures since the late 1970s emphasizing the use of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot assure you that the PRC’s economic, political or legal systems will not develop in a way that is detrimental to our business, results of operations and prospects.

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

Under the PRC’s existing foreign exchange regulations, our subsidiaries, KongZhong Beijing, Beijing Anjian Xingye, KongZhong China and Wukong Shentong, are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions under the capital accounts of our subsidiaries, KongZhong Beijing, Beijing Anjian Xingye, KongZhong China and Wukong Shentong, and of our operating companies, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Beijing Chengxitong and BJXR, continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the State Administration of Foreign Exchange, or SAFE. In particular, if KongZhong Beijing, Beijing Anjian Xingye, KongZhong China or Wukong Shentong borrow foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance KongZhong Beijing, Beijing Anjian Xingye, KongZhong China or Wukong Shentong by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. In addition, if we finance Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Beijing Chengxitong or BJXR by loans, we must obtain approval from SAFE. These limitations could affect the ability of KongZhong Beijing, Beijing Anjian Xingye, KongZhong China, Wukong Shentong, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Beijing Chengxitong or BJXR to obtain foreign exchange through debt or equity financing.

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

The SAFE regulation required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange restrictions.

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

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the PRC government’s new policy, the Renminbi is permitted to fluctuate within a managed band against a basket of certain foreign currencies. Although daily fluctuations of the Renminbi against the basket of currencies are currently limited to 0.5% per day, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. We cannot guarantee that the Renminbi will not be permitted to enter into a full float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Because we receive substantially all of our revenues in Renminbi and a majority of our cash and cash equivalents are denominated in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms and the value of dividends, if any, payable on, our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. As of December 31, 2007, we had cash and cash equivalents at the amount of $122.3 million. A 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately $0.9 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately $0.9 million in our total amount of cash and cash equivalents. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in the PRC over the past 30 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in the PRC, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us and foreign investors, including you. In addition, the PRC government may enact new laws or amend current laws that may be detrimental to our current contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR, which may in turn have a material adverse effect on our business operations.

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

Our PRC legal counsel, King & Wood, has advised us that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries. As a result, recognition and enforcement in the PRC of judgments of a court obtained in those jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We have been advised by Maples and Calder, our Cayman Islands legal advisers, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, or any State thereof, a judgment obtained in the United States, or any State thereof, will be recognized and enforced in the courts of the Cayman Islands under common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that such judgment (i) was given by a foreign court of competent jurisdiction; (ii) imposes on the debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained in a manner and is not of a kind of enforcement that is contrary to natural justice or the public policy of the Cayman Islands.

Any future outbreak of Severe Acute Respiratory Syndrome, avian influenza or any other epidemic in the PRC may have a material adverse effect on our business operations, financial condition and results of operations.

From December 2002 to June 2003, the PRC and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia that became known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that SARS had been contained. However, after this declaration, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. In addition, in recent years, a number of Asian and European countries, including the PRC, have reported cases of humans being infected with a strain of avian influenza or bird flu known as H5N1, which is often fatal to humans. Any outbreak of any of these diseases or other highly dangerous communicable diseases in the PRC in the future may disrupt our business operations and have a material adverse effect on our financial condition and results of operations. In addition, health or other government regulations may require temporary closure of our offices, or the offices of our advertisers, content providers or partners, which may severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of SARS, bird flu or any other epidemic.

Item 4. Information on the Company

History and Development of the Company

We were incorporated on May 6, 2002 under the laws of the Cayman Islands as Communication Over The Air Inc., an exempted limited liability company. In March 2004, we changed our name to KongZhong Corporation. We are headquartered in Beijing, China, and provide WVAS and wireless Internet sites to mobile phone users throughout the PRC. In January 2007, we established a wholly-owned subsidiary, Monkey King, under the laws of Cayman Islands.

We conduct our business in the PRC solely through our wholly-owned subsidiaries, KongZhong Beijing, KongZhong China, Beijing Anjian Xingye and Wukong Shentong. In order to meet domestic ownership requirements under PRC law, which restrict us and our subsidiaries, as foreign or foreign-invested companies, respectively, from operating certain value-added telecommunications and Internet services, we operate WVAS and wireless Internet sites through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR, all of which are based in the PRC and are wholly owned by PRC citizens. We do not have any equity interests in Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong or BJXR, but enjoy the economic benefits of these companies through a series of contractual arrangements as described below.

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

In July 2004, we completed the initial public offering of our ADSs representing our ordinary shares and listed the ADSs on the Nasdaq Global Market, or Nasdaq. Effective January 1, 2008, our ADSs are listed on the Nasdaq Global Select Market.

Our Investments and Acquisitions

In December 2004, we signed an agreement with eFriendsNet Entertainment Corp., or EFN, a leading social networking company in the PRC, to purchase 10% of the total equity interest in EFN for $0.5 million. We completed the investment in March 2005. In January 2006, we sold all our shares in EFN for an immediate cash consideration of $1.7 million. We received an additional payment of $0.2 million in February 2007 pursuant to a payment mechanism in the sale agreement that provides for an additional payment if certain financial performance milestones are met by EFN after the completion of the sale of our equity interest.

In February 2005, we entered into an investment agreement with Beijing WINT, its original shareholders and our designees pursuant to which the original shareholders transferred 100% of the equity interest in Beijing WINT to our designees for RMB 13.84 million (approximately $1.68 million at the then-prevailing exchange rate) consisting of RMB4.02 million (approximately $0.49 million) in cash and RMB9.82 million (approximately $1.19 million) satisfied by waiving receivables from former shareholders of Beijing WINT. As a result of a series of contractual arrangements with our designees, all of whom are our employees, we enjoy all of the economic benefits of Beijing WINT. For a further description of these agreements, see “— Our Corporate Structure” below, as well as “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.” Beijing WINT is focused on developing WAP products and services.

On May 12, 2005, our operating companies, Beijing AirInbox and Beijing WINT, signed an agreement with the original shareholders of Tianjin Mammoth to acquire 95% and 5%, respectively, of the equity interest in Tianjin Mammoth for an aggregate consideration of RMB 6 million, or approximately $724,944 at the then-prevailing exchange rate, of which $675,379 was paid in 2005 and the remaining balance of $49,565 was paid in June 2006. The acquisition was concluded on May 24, 2005. Tianjin Mammoth was founded in June 2002 and has become a well-known mobile game developer in the PRC. Since the acquisition, Tianjin Mammoth has primarily developed games for KongZhong affiliates.

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

In January 2006, we entered into a definitive agreement to acquire 100% of Sharp Edge, a company incorporated in the British Virgin Islands and based in Beijing, which provided WVAS on the SMS, IVR and CRBT technology platforms through its operating entity, BJXR. We waived $0.83 million in receivables from former shareholders of Sharp Edge, and paid cash consideration of $7 million, $11 million and $17 million during the first quarter of 2006, the third quarter of 2006 and the first quarter of 2007, respectively. Sharp Edge reported unaudited net income of approximately $1.93 million for the year ended December 31, 2005. Of its 2005 revenues, approximately 50% was from the customers of China Telecom, 33% from the customers of China Netcom, 13% from the customers of China Unicom and 4% from the customers of China Mobile. Following our acquisition, we deregistered Sharp Edge and became the direct owner of its wholly owned PRC subsidiary, Beijing Anjian Xingye.

In January 2008, we entered into a definitive agreement with HiU! Media, a company incorporated in the Cayman Islands and based in the PRC, which provides residential community direct marketing advertising network and residential community marketing solutions in the PRC, to acquire 9.87% of the total equity interest of HiU! Media for a consideration of $1.5 million. We completed the investment in January 2008. We accounted for this investment by using the cost method. For a further description of this transaction, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

Our Corporate Structure

The chart below sets forth our corporate and share ownership structure as of March 31, 2008.

1
We do not have any ownership interest in Beijing AirInbox, Beijing Boya Wuji, Beijing W INT, Tianjin Mammoth, BJXR or Beijing Chengxitong. Our wholly owned subsidiaries have entered into a series of contractual arrangements with these companies and/or their respective shareholders.

PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include WVAS. See also “— Regulation.” To comply with PRC regulations, we conduct substantially all of our wireless value-added operations through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR, which are wholly owned by PRC citizens or entities.

Beijing AirInbox was established in April 2002 with Yang Cha holding 45% of its total equity interest; Songlin Yang, an uncle of our co-founder, Nick Yang, holding 42%; Yunfan Zhou, our co-founder, holding 10%; and Zhen Huang, the wife of Nick Yang, holding 3%. In October 2006, Yang Cha and Yunfan Zhou transferred their equity interests to our employees Linguang Wu and Guijun Wang, respectively, with the result that Linguang Wu holds 45% and Guijun Wang holds 10% of the total equity interest in Beijing AirInbox.

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

Beijing WINT is 40% owned by Yang Yang, 30% owned by Linguang Wu and 30% owned by Guijun Wang, all of whom are our employees. In July 2006, Guijun Wang and Linguang Wu transferred each of their 30% equity interests to Hai Qi, with the result that Hai Qi holds 60% and Yang Yang holds 40% of the total equity interest in Beijing WINT. Hai Qi, our former Senior Vice President of Sales and Marketing, left the company on February 29, 2008.

Tianjin Mammoth is 95% owned by Beijing AirInbox and 5% owned by Beijing WINT.

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

BJXR and its shareholders have entered into exclusive share option agreements with our subsidiary, Beijing Anjian Xingye. Pursuant to these agreements, each of the shareholders of BJXR has granted an exclusive option to Beijing Anjian Xingye or our designees to purchase all or part of such shareholder’s equity interest in BJXR in accordance with the PRC law, and has covenanted not to encumber such equity interest in any manner other than as permitted by Beijing Anjian Xingye.

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

In the opinion of our PRC legal counsel, King & Wood, the ownership structures of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR, our contractual arrangements with these companies and their respective shareholders and the businesses and operations of these companies as described in this annual report are in compliance with all existing PRC laws and regulations and are enforceable in accordance with their terms and conditions. In addition, our PRC legal counsel is of the opinion that, with respect to Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR, no consent, approval or license, other than those already obtained, is required under any of the existing PRC laws and regulations for the effectiveness and enforceability of the ownership structures, contractual arrangements, businesses and operations of these companies, with the exception that Beijing AirInbox is required to obtain licenses pursuant to the Internet News Information Services Regulations and the Internet-based Audio-video Regulations for which Beijing AirInbox’s applications are pending. However, there are substantial uncertainties regarding the interpretation and implementation of current PRC laws and regulations. See “— Regulation” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the value-added telecommunications industry, we could be subject to severe penalties,” and “— Our contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.” As discussed in those risk factors, certain events may cause us to lose the benefits and control intended to be created by these arrangements.

Capital Expenditures and Divestitures

See “Item 5 — Operating and Financial Review and Prospects — Capital Expenditures” for information concerning our principal capital expenditures since our inception and those planned for 2008. We have not undertaken any significant divestitures and do not have any divestitures currently in progress.

Business Overview

We are one of the leading providers of WVAS to mobile phone users and a wireless media company providing news, content, community and mobile advertising services through our wireless Internet sites in the PRC. We began providing WVAS on the networks of China Mobile in 2002. Since 2004 we have provided WVAS on the networks of China Unicom, China Telecom and China Netcom, the other major telecommunications operators in the PRC. Since 2004, we have also started our wireless Internet sites to provide WIS.

Our WVAS

We provide interactive entertainment, media and community services to mobile phone users through 2G technology platforms, including SMS, IVR and CRBT, and through 2.5G technology platforms, including WAP, MMS and Java™, which offer higher quality graphics, richer content and more interactivity than 2G wireless services.

We deliver a broad range of services that users can access directly from their mobile phones, by using our access code or by choosing an icon pre-loaded in select models of handsets; from a telecommunications operator’s portal or website; and from our website, www.KongZhong.com. Substantially all of our services are ordered by users directly through their mobile phones and all services are delivered through mobile phones. Our services are organized in three major categories, consisting of:

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

Although users can purchase our value-added services on a single-transaction basis or on a monthly subscription basis, the majority of our services are offered on single-transaction basis in 2007. We provide our services mainly pursuant to our cooperation arrangements with the telecommunications operators and their provincial subsidiaries, the terms of which are generally for one year or less. We do not directly bill our users, and depend on the billing systems and records of the telecommunications operators to bill and collect all fees. We generally do not have the ability to independently verify the accuracy of the billing systems of the telecommunications operators. As the telecommunications operators do not provide us with a detailed revenue breakdown on a service-by-service basis, we depend on our internal data management system to monitor revenues derived from each of our services. We make our business decisions based on our internal data, taking into account our historical experience in reconciling our internal data to our actual results of operations and other factors including strategic considerations. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our dependence on the substance and timing of the billing systems of the telecommunications operators and their subsidiaries may require us to estimate portions of our reported revenues and cost of revenues for WVAS. As a result, subsequent adjustments may have to be made to our financial statements.”

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

Our Wireless Internet Business

In 2004, we launched our wireless Internet site, cota.cn, which became Kong.net in 2006, and has continuously strengthened it since 2005. The China Internet Network Information Center’s “2007 China Wireless Internet Report” ranked Kong.net as one of the top ten most-frequently-visited wireless Internet sites in the PRC. Users can visit Kong.net directly from their mobile phones to browse for news and information, engage in on-line chats, write blogs, update photo albums and play games. Our mobile advertising product offerings primarily consist of text-link, banner and button advertisements that appear on the pages of Kong.net. Kong.net was named “Media with the Highest Potential” at the 2006 China Advertising Summit and the “Best Wireless Media” at the 2007 iResearch New Marketing Conference.

In March 2007, we launched the new wireless Internet community site Ko.cn. Users can register at Ko.cn to get their own virtual space with features such as a personalized domain name, friend network, chat room, photo album and blog.

In September 2007, we entered into a cooperation agreement with the National Basketball Association of the United States, or the NBA, and launched the official Chinese NBA mobile website, cn.NBA.com, the first official NBA site on mobile phones in the PRC. We have operated cn.NBA.com for the NBA since September 2007.

Developing our wireless Internet business will continue to be a key initiative and focus of our efforts in 2008.

Our Business

Our WVAS

The following are the three major service areas on which we focus:

•
Interactive Entertainment. We offer a wide range of interactive entertainment products, including mobile games, karaoke, electronic books and mobile phone personalization features, such as ringtones, wallpaper, icons, clocks and calendars. We provide our interactive entertainment services through all of our technology platforms. Mobile phone users can download on demand or subscribe for regular downloads of our interactive entertainment services. Some of our most popular interactive entertainment products include:

−
Mobile Games. We focus on offering mobile games based on 2.5G platforms including WAP and Java™. In 2005, we established a dedicated mobile games product development team to develop and publish 2.5G mobile games and also acquired Tianjin Mammoth, a mobile games developer. As of December 31, 2007, we had a library of over 40 internally developed mobile game titles. We focused in 2006 and 2007 on mobile on-line games. Our internally developed mobile on-line games “e 3-Kingdom” and “Tian Jie (Reincarnation) On-line” were named “Most Popular Mobile Networking Game” at the 2006 and 2007 China Joy Best Games Contests, respectively. In addition, Tianjin Mammoth received the “Best Mobile Game Developer” award at the 2007 China Joy Best Games Contests.

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

Our Wireless Internet Business

In 2004, we launched a wireless Internet site that customers can visit from their mobile phones through their browsers while using 2.5G mobile networks. Our original wireless Internet domain name, or URL, was cota.cn before the URL was changed to Kong.net in 2006. Kong.net is independent of the telecommunications operators’ portals, including China Mobile’s Monternet™ portal. Through Kong.net, we offer news, community services, games and other interactive media and entertainment services to our customers free of charge. We also sell advertising space on Kong.net in the form of text-link, banner and button advertisements. We conducted major advertising campaigns in each of 2006 and 2007 to drive traffic to Kong.net and promote recognition of Kong.net and our corporate brand.

In 2006, Kong.net was named “Media with the Highest Potential” at the 2006 China Advertising Summit. The China Internet Network Information Center’s “2007 China Wireless Internet Report” ranked Kong.net as one of the top ten most-frequently-visited wireless Internet sites.

In March 2007, we launched our wireless Internet community site, Ko.cn, and conducted two major marketing campaigns to increase the user base of Ko.cn.

In June 2007, we entered into a cooperation agreement with MSN Network Communications Technology Company Limited, or MSN China, one of Microsoft’s joint ventures in the PRC. Through this cooperation agreement, MSN China designates us as its sole content provider in the PRC for the news and information channel and mobile games channel of Mobile Messenger 3.0, a wireless Internet messaging service offered by MSN China to its users.

In September 2007, we entered into a cooperation agreement with the NBA and launched cn.NBA.com, the first official NBA site on mobile phones in China. Kong.net, Ko.cn and cn.NBA.com contain links to each other. We believe synergy can be developed among Kong.net, Ko.cn and cn.NBA.com that will significantly increase traffic to, and user stickiness at, these three sites, and promote our corporate brand.

In January 2008, we entered into a strategic alliance agreement with China Sports Industry Group Co., Ltd. to jointly explore business opportunities for developing sports-related content for mobile phones, including wire value-added services and wireless Internet sites.

In 2008, we also entered into cooperation agreements with Infront Sports & Media (China) Co., Ltd to operate the official mobile websites for the Men’s Professional League of the Chinese Basketball Association, China’s National Basketball Teams and China’s National Football Teams.

As of December 31, 2007, we signed cooperation agreements with over 50 content providers, including China Interactive Sports, the operator of www.Sports.cn, www.Olympic.cn, 51job, Inc., PRC’s largest recruitment services provider, Beijing Mapabc, a digital map provider, SouFun.com, a real estate portal and Hexun.com, an on-line financial news provider, to include selected content from these providers on Kong.net.

Our wireless Internet business is a new business and strategic initiative that we are undertaking with the aim of further expanding our product offerings, strengthening our competitive advantages, increasing corporate brand awareness and preparing ourselves for the eventual launch of 3G networks in the PRC. We believe that mobile phone users demand increasing amounts of information and entertainment and that wireless Internet sites offer the most convenient means to satisfy this demand. Although the traffic from the users’ mobile phones to the wireless Internet sites is still carried by telecommunications operators, our wireless Internet business does not rely on the telecommunications operators for billing and collection, and is not as heavily affected by the policies or guidelines of telecommunications operators as our WVAS business. We believe this strategic initiative is an important part of our efforts to continue growing our business over the long term.

We began to generate advertising revenues in 2006 and achieved continuous growth in 2007. Although we do not expect that mobile advertising on our wireless Internet sites would make a significant contribution to our total revenues in the short term, we believe that they would eventually become a significant revenue source if the volume of traffic to our wireless Internet sites becomes sufficiently large and the mobile advertising market grows steadily.

Our Technology Platforms for Wireless Value-Added Services

2.5G Wireless Standard Services

We deliver our 2.5G services primarily to users of mobile phones that either are based on the global system for mobile communication, or GSM, standard and utilize GPRS, technology or are based on the code-division multiple access, or CDMA, standard and utilize CDMA 1x technology, in both cases through the WAP, MMS and Java™ technology platforms.

•
Wireless Application Protocol (WAP). WAP allows users to browse content on their mobile phones so that users can request and receive information in a manner similar to accessing information on Internet websites using personal computers. We provide our WAP services primarily over China Mobile’s GPRS networks. Our WAP services allow users to download color and animated pictures, logos and wallpaper, interactive mobile games, customized ringtones and other Internet content. We launched WAP services in May 2002, but did not begin to receive revenues for such services until September 2002, when China Mobile began to allow service providers to charge fees for WAP services.

•
Multimedia Messaging Services (MMS). MMS is a messaging service that we deliver over GPRS networks and that, in the PRC, allows up to 50 kilobytes of data to be transmitted in a single message, compared to 140 bytes of data via SMS. As a result, MMS enables users to download colorful pictures and advanced ringtones. We launched MMS services in October 2002, but did not begin to receive revenues for such services until April 2003, when China Mobile started to allow service providers to charge fees for MMS. Our monthly subscription services automatically send information to users’ mobile phones, and include news, beauty, celebrity photographs and special collectible items. Our services that can be downloaded on a single-transaction basis include pictures, screensavers, ringtones and special sound effects.

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

2G Wireless Standard Services

We deliver our 2G services primarily through the SMS, IVR and CRBT technology platforms.

•
Short Messaging Services (SMS). SMS is the basic form of mobile messaging service, and is supported by substantially all mobile phone models currently sold. Users can receive our products and services, which include news, jokes, weather forecasts and short stories, through their mobile phones on a single-transaction or a monthly subscription basis. We launched and began receiving revenues from SMS in July 2002.

•
Interactive Voice Response (IVR). Interactive voice response services allow users to access voice content from their mobile phones, including music, chat, foreign-language instruction and novels. We launched and began receiving revenues from IVR services in December 2003.

•
Color Ring Back Tone (CRBT). Color ring back tones allow a mobile phone user to customize the sound that callers hear when calling the user’s mobile phone. We offer a variety of entertaining content, including pre-recorded messages, movie dialogues and soundtracks and a wide range of classical and popular music. We launched and began receiving revenues from our CRBT services in October 2003.

Since 2005, we have pursued a diversified growth strategy and our objective has been and remains providing services based on both the 2.5G and 2G technology platforms. As a result of our continuous efforts in developing and promoting 2G services, and also due to our acquisition of Sharp Edge, which derives most of its revenues from the provision of 2G services, the portion of our total revenues from 2G services grew from 27.3% in 2005 to 51.2% in 2006, and further to 62.7% in 2007.

Strategic Relationships

We have established cooperation arrangements with telecommunications operators, mobile handset manufacturers, content providers and other business partners to produce, promote and market our services. We provide our WVAS mainly pursuant to cooperation agreements with China Mobile. Since 2004, we also have provided our WVAS through China Unicom’s mobile network and each of China Netcom’s and China Telecom’s Personal Handyphone Systems, or PHS systems, which are based on fixed-line networks. In addition, we cooperate with several PRC leading mobile handset manufacturers, which make select handset models with a WVAS icon in the handset’s menu that enables users to access our services directly. We pay service fees to the telecommunications operators, mobile handset manufacturers, mobile handset distributors, content providers and other partners, where relevant.

Telecommunications Operators

China Mobile is the world’s largest mobile telecommunications network operator in terms of subscribers, with 369.3 million subscribers as of December 31, 2007, according to China Mobile’s public filings with the SEC. Our working relationship with China Mobile is critical to the operation and continued development of our business. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business —We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.” We provide WVAS in 31 Chinese provinces or provincial-level municipalities pursuant to cooperation agreements with China Mobile and its provincial subsidiaries. Generally, these agreements have terms of one year or shorter, but renew automatically unless either party objects. We were one of the first wireless service providers to work with China Mobile to develop and offer WAP, MMS and Java™. We continue to jointly develop and promote WVAS with China Mobile and its provincial subsidiaries, which is generally more cost-effective and far-reaching than if we were to promote these services through traditional advertising.

In addition to our cooperation agreements with China Mobile and its provincial subsidiaries, we have entered into cooperation agreements pursuant to which we provide 2.5G and 2G services on the networks of China Unicom, and 2G services on the networks of China Netcom and China Telecom. Aggregate revenues from the cooperation agreements with these three telecommunications operators amounted to 5%, 24% and 25% of our total revenues during the years ended December 31, 2005, 2006 and 2007, respectively. Such increases resulted from organic growth and our acquisition of Sharp Edge in 2006, because most of Sharp Edge’s revenues were derived from relationships with these three telecommunications operators.

We charge our customers content fees, which vary among our different services, on either a single-transaction or a monthly subscription basis. We establish the fees paid by our customers in consultation with the telecommunications operators and, in turn, pay a portion of these fees to the telecommunications operators through which our services are provided.

Pursuant to our agreements with the subsidiaries of China Mobile, we generally pay to China Mobile subsidiaries 15% of the fees we generate from providing our services to customers through such subsidiaries’ networks, with the exception of IVR services, with respect to which we pay to China Mobile subsidiaries 30% of the fees we generate. China Mobile subsidiaries also offer to provide us with customer services or customer services packaged with marketing and promotional services in return for an additional 15% or 35%, respectively, of the fees we generate from providing our services through such subsidiaries’ networks. However, because we maintain our own customer service and sales and marketing capabilities, we generally do not contract with China Mobile subsidiaries for such services. In addition, China Mobile subsidiaries deduct a net transmission charge from our portion of the fees for services provided on the MMS and SMS platforms. Such transmission charge is equivalent to the transmission fee set forth in the table below multiplied by the number of messages we send through the telecommunications operator’s network minus the number of messages we receive from users requesting our services.

Pursuant to our agreements with China Unicom and its subsidiaries, we generally pay each China Unicom subsidiary 15% to 52% of the fees we generate from providing our services to customers through such subsidiary’s network, with the exception of IVR services, with respect to which we pay 52%.

Pursuant to our agreements with China Telecom, China Netcom and their respective subsidiaries, we generally pay each China Telecom and China Netcom subsidiary 15% to 50% of the fees we generate from providing our services to customers through such subsidiary’s network, with the exception of IVR services, with respect to which we pay 50%.

The following table sets forth the principal fees that we charged our customers for our services and the service and transmission fees that we paid to the telecommunications operators as of December 31, 2007.

	Fees we charged customers		Fees we paid telecommunication operators
	Transaction fee per unit(1)	Monthly subscription fee	Service fees	Transmission fee(2)
		(in RMB(3), except percentages)
WAP	0.20-8.00	1.00-8.00	15%-50%	N/A
MMS	0.30-3.00	5.00-30.00	15%	0.15-0.20
Java™	1.00-15.00	1.00-15.00	15%	N/A
SMS	0.10-3.00	2.00-20.00	15%-50%	0.02-0.08
IVR	0.10-3.00	15.00	30%-52%	N/A
CRBT	0.50-4.00	1.00-8.00	15%-50%	N/A

(1)	Transaction fees are per download for WAP, MMS, Java™, SMS and CRBT and per minute for IVR.
(2)
A transmission fee is assessed for each message we send in excess of the number of messages we receive. The amount of the transmission fee for each month depends on the volume of messages sent in that month. No transmission fees are assessed for WAP, JAVATM, IVR or CRBT services.

(3)	Our fees are charged in Renminbi. The noon buying rate certified by the Federal Reserve Bank of New York was RMB 7.2946 = $1.00 on December 31, 2007.

In May 2008, the PRC government announced its policy initiative to restructure the PRC telecommunications industry. We cannot predict at this point the precise impact that such policy initiative may have on our cooperation agreements with China Mobile and other PRC telecommunications operators, such as those on transmission and service fees. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business —We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.”

We rely primarily on the telecommunications operators to provide billing and collection services for us. Each telecommunications operator incorporates the fees for our services into the invoices that such operator sends to its customers on a monthly basis. We receive monthly statements from each of the telecommunications operators, which indicate the aggregate amount of fees that were charged to customers for services that we provided. For a description of our revenue recognition policy, see “Item 5 — Operating and Financial Review and Prospects — Critical Accounting Policies — Revenue Recognition.” Also see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.”

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

Beijing AirInbox has entered into a cooperation agreement with China Mobile to provide WAP services to customers nationwide on the Monternet™ portal during the period from January 1, 2007 through December 31, 2007. We are in the process of renewing such agreement. Pursuant to this agreement, Beijing AirInbox pays China Mobile a service fee of 15% of the revenues generated from providing WAP services to customers. Beijing AirInbox may not provide the same content that it provides to China Mobile under this agreement to other operators or WAP sites. Any violation of such provision entitles China Mobile to terminate this agreement. Beijing AirInbox also has entered into contracts with certain provincial subsidiaries of China Mobile that provide access to Beijing AirInbox’s WAP services through the provincial subsidiaries’ WAP portals.

Beijing AirInbox has entered into a cooperation agreement with China Mobile to provide MMS services on China Mobile’s nationwide network during the period from January 1, 2007 through December 31, 2007, with the term of the agreement automatically extending for one more year upon expiration. Pursuant to this agreement, Beijing AirInbox pays China Mobile a service fee of 15% of the revenues generated from providing MMS services to customers, plus net transmission charges. Beijing AirInbox may not provide the same content that it provides to China Mobile under this agreement to other telecommunications operators. Any violation of such provision entitles China Mobile to terminate this agreement.

Beijing AirInbox has entered into a cooperation agreement with China Mobile to provide IVR services on China Mobile’s nationwide network during the period from November 1, 2007 through October 31, 2008. Pursuant to this agreement, Beijing AirInbox pays China Mobile a service fee of 30% of the revenues generated from providing IVR services to customers.

Beijing AirInbox has entered into a cooperation agreement with China Unicom to provide WVAS to its customers on China Unicom’s mobile communication network and data service platform. The fee splits between Beijing AirInbox and China Unicom vary with the type of WVAS that are provided. This agreement was effective from September 1, 2007, is due to expire on June 30, 2008 and is renewable for one year upon each expiration.

Bejing AirInbox has entered into a cooperation agreement with China Telecom to provide SMS services on China Telecom’s nationwide network and SMS service platform. The fee splits between Beijing AirInbox and China Telecom vary with the contents of SMS service that are provided. This agreement was effective from June 5, 2007, is due to expire on June 5, 2008 and is renewable for one year.

Mobile Handset Manufacturers

We have established distribution arrangements with mobile handset manufacturers, including Motorola, Samsung, Amoi, Lenovo, Sony Ericsson and other major domestic and international handset manufacturers. Pursuant to these distribution arrangements, we pre-load into the menu of certain mobile handsets our WAP icons and MMS, SMS, JAVATM and IVR short codes, which enable customers to access our WVAS quickly and easily. We pay the mobile handset manufacturers 35% to 70% of the net revenues that we receive from the telecommunications operators, generally after deducting the telecommunications operators’ service fees, with respect to our WVAS that are accessed by means of the pre-loaded icons and short codes. The terms of these agreements are generally for one year, and pertain to specific mobile handset models. In addition, we also leverage our relationships with the mobile handset manufacturers to enter into joint marketing programs.

In addition to pre-loading our icons and short codes into selected mobile handsets, until recently we also embedded our icons and codes in selected handsets. On April 11, 2007, the MII issued a notice barring the production of mobile handsets with embedded icons and codes that cannot be changed or deleted by customers. We have altered our arrangements with mobile handset manufacturers to comply with the notice, which took effect on June 1, 2007. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our efforts to develop additional distribution channels for our WVAS may not succeed or may be halted by MII or the telecommunications operators.”

In 2004, we entered into an agreement with Panasonic pursuant to which we establish and maintain their websites specially designed for WVAS downloads and exclusively manage the provision of WVAS through these websites to the users of Panasonic mobile phones. We and Panasonic have extended this agreement through 2008. In 2005, we entered into a similar exclusive agreement with Amoi, which had a term of one year and has been automatically renewed.

Content Providers

We have entered into licensing agreements with content providers. Pursuant to these agreements, we contract with our content providers to use their content for a fixed licensing fee or for a certain percentage, generally 10% to 80%, of the net cash we receive from telecommunications operators with respect to products and services that contain the licensed content, generally after deducting the fees paid to our distribution partners. These arrangements are typically for one or two years and are not exclusive, except for the content specifically produced for us by our freelance writers and certain content from our third-party content providers. We currently license news content from the Xinhua News Agency, www.qianlong.com and China Foto Press, among others, and license music content from EMI Group Hong Kong Ltd., Sony BMG Music Entertainment (Asia) Inc. and Avex Asia Limited. We use the music that we license in our CRBT, song dedication, song listening, mobile karaoke, true ringtone and music video streaming and download services. We also signed agreements giving us exclusive rights in the PRC to develop wireless value-added products and services based on the work of the Chinese actor Ge You and the content of the movie “The Promise,” directed by Chen Kaige. We have entered into license agreements with Namco Limited, Gameloft, The Walt Disney Company and Superscape Ltd. to provide their games to mobile phone users in the PRC.

We have also entered into agreements with content providers to obtain premium contents for our wireless Internet sites. Pursuant to these agreements, we use the contents for a fixed license fee or for a certain percentage, generally 30% to 70%, of the net revenues we receive from the mobile advertising that contains the licensed contents, or sometime both. We currently license contents from the NBA, China Sports Industry Group Co., Ltd., Infront Sports & Media (China) Co., Ltd., Xinhua PR Newswire, Dow Jones & Company, Finet Group Limited and other content providers.

Product Development

Our product development team focuses on constantly creating new and innovative products that use the latest standards and technology with respect to both our WVAS and our wireless Internet sites. China Mobile started operating its 2.5G network in May 2002. The 2.5G standard enables wireless value-added service providers to send more data in a shorter period of time, thereby facilitating the transmission of more advanced data services. We were one of the first wireless value-added service providers to work with China Mobile to develop and offer MMS and WAP services and have continued to be a leading developer of innovative services compatible with these technology platforms. We have a dedicated mobile games development team that develops Java™ games. At the same time, we have increased our product development team’s emphasis on developing and supporting our 2G products, including IVR and CRBT, which we distribute on the networks of China Mobile, China Unicom, China Telecom and China Netcom. In addition, a portion of our product development team focuses on products for the wireless Internet sites we are operating, Kong.net, Ko.cn and cn.NBA.com. Among other things, they are also working to improve our wireless Internet search capability. We believe that our timely delivery of new services that meet telecommunications operators’ specifications demonstrates our technical capabilities and strengthens our cooperation relationship with the telecommunications operators.

In addition to developing a range of innovative services, we also have developed a variety of programming tools that allow us to enhance customers’ enjoyment of our services. For instance, in response to the current lack of a standard operating system among mobile phones produced by different manufacturers in the PRC, which may result in inconsistent experiences for customers accessing our services through different handset models, we have developed software tools that allow our services to be readily adapted for use on most mobile phones on the market. Such tools reduce the cost of adapting our services to new models of mobile phones and optimize the user experience in terms of format and presentation of our services.

The number of our product development employees increased to 444 as of December 31, 2007 from 371 as of December 31, 2006.

Sales, Marketing and Customer Service

We are committed to establishing our KongZhong name as a well-recognized and reputable brand not only among our customers and users, but also among telecommunications operators, key industry players and owners of brand names. We sell our WVAS principally through the telecommunication operators, as well as other distribution partners. We market through our website, promotional events, direct marketing and media advertising. We provide support and technical services to China Mobile, China Unicom, China Telecom and China Netcom and to our customers and users.

Sales and Marketing

We focus on marketing our KongZhong brand name, as we believe branding is important in the wireless Internet business. In 2007, we increased our efforts on advertising in traditional media such as television, billboards, newspapers and magazines as well as through the Internet to promote the wireless Internet sites we are operating, Kong.net, Ko.cn and cn.NBA.com, and our corporate brand name, KongZhong. We conducted a major advertising campaign in the first half of 2007 and have started to cooperate with the NBA to promote cn.NBA.com since the second half of 2007.

We utilize our leading position among providers of WVAS and our knowledge of our customers to attract joint promotion arrangements with brand-owners seeking effective channels of publicity among trend-conscious consumers. Through select distribution channels, we target young and fashion-driven consumers who we believe set trends for consumer products and services in the PRC. For example, we promoted the movie “The Promise” pursuant to a joint promotional arrangement under which we offered exclusive WVAS containing pictures and other content relating to the movie. In addition, we market through traditional offline media venues, such as through newspapers, magazines and flyers.

A majority of our revenues are derived from services provided through the networks of China Mobile. Accordingly, we devote significant resources to maintaining, expanding and strengthening our relationship with China Mobile and its subsidiaries. In addition, we have strengthened our sales and marketing of 2G services, which we provide through the networks of China Mobile as well as other telecommunications operators. As of December 31, 2007, our sales and marketing department consisted of 212 persons strategically located in 27 provinces across the PRC to work closely with the telecommunications operators at the provincial and local levels, where pricing and other important decisions on marketing and operations are made. Our localized sales team helps us gain insight into developments in the local markets and the competitive landscape, as well as new market opportunities.

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

In addition, we have created an advertising sales team in our sales and marketing department that focuses on selling advertising at Kong.net, Ko.cn and cn.NBA.com. Beginning in 2007, members of this team have received sales commissions instead of the performance-based bonuses paid to other members of the sales and marketing department.

Customer Service

We view both the telecommunications operators and end users of our services as customers. Customer service is key to building our brand and our relationships with the telecommunications operators. We train our customer service representatives with an emphasis on customer satisfaction. Our customer service center handles calls, faxes and e-mails from our end users, as well as inquiries forwarded from the telecommunications operators. Our customer service representatives interact on a regular basis with, and provide training materials to, customer service representatives of telecommunications operators to enhance our customers’ experience with our services. As of December 31, 2007, our customer service department consisted of 69 persons strategically located in 10 provinces across the PRC.

Competition

We face significant competition in the WVAS, wireless Internet and mobile advertising markets in the PRC. The MII has reported on its website that, as of July 5, 2007, more than 1,300 service providers held nationwide licenses to supply content and services on the PRC telecommunications operators’ networks. China Mobile has begun to develop and market its own MMS and WAP products that compete with ours. Other PRC telecommunications operators may decide to do the same. We compete with these companies primarily on the basis of brand, the type and timing of service offerings, content and business partner and channel relationships. We also compete for experienced and talented employees.

Some of our competitors may have more human and financial resources and a longer operating history than us. For example, Internet portals providing WVAS may have an advantage over us with their longer operating history, more established brand name, larger user base and Internet distribution channels. Furthermore, some competitors may be able to develop or exploit new technologies faster than us, or offer a broader range of products and services than we are presently able to offer.

In addition, the number of independent wireless Internet domain names reached 65,000 as of March 31, 2007, according to the “2007 China Wireless Internet Report.” Barriers to entry are relatively low and current and new competitors can launch new wireless Internet sites at a relatively low cost. The PRC telecommunications operators also operate their own wireless Internet sites. We compete with the operators of other wireless Internet sites for visitors, employees and advertisers, and also compete with traditional media companies such as newspapers, television networks and radio stations for advertisers.

See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We face increasing competition, which could reduce our market share and materially adversely affect our financial condition and results of operations.”

2.5G Wireless Standard Services

Our primary competitors in the 2.5G WVAS market in the PRC include Internet portals, such as Sina Corporation and TOM Online Inc., as well as providers focused on WVAS, such as Tencent Technology Limited. We also face increasing competition from China Mobile in the 2.5G WVAS market.

2G Wireless Standard Services

Competition is particularly intense in the 2G-based WVAS market in the PRC as the barriers to entry are relatively low compared to the 2.5G market. Our primary competitors in this market include Internet portals, such as Sina Corporation, Sohu.com Inc. and TOM Online Inc., and providers focused on WVAS, such as Tencent Technology Limited and Linktone Limited.

Wireless Internet Business

Our primary competitors in the wireless Internet market in the PRC include Internet portals, such as Sina Corporation and Tencent Technology Limited, as well as independent operators of wireless Internet sites and PRC telecommunications operators who operate their own wireless Internet portals, such as China Mobile. Since there is currently no reliable and accurate third party monitoring of wireless Internet traffic in the PRC, detailed data of traffic on the major wireless Internet sites are not available. Nevertheless, according to the “2007 China Wireless Internet Report” published on May 15, 2007, Kong.net was ranked as one of the top 10 most-frequently-visited wireless Internet sites.

Intellectual Property and Proprietary Rights

We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition, confidentiality and licensing agreements with our senior officers, clients, partners and others to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, we cannot be certain that the steps we have taken will prevent misappropriation of our content or technology, particularly in foreign countries where the relevant laws may not protect our proprietary rights as fully as in the United States. For a description of the regulations applicable to our industry in the PRC, see “— Regulation.”

We have registered KongZhong Network as a commercial website with the State Administration on Industry and Commerce. As a result, no one else may operate a website, whether commercial or otherwise, using the name of KongZhong Network. We also have registered our logo, the KongZhong thumb, and certain of our product names as trademarks in the PRC, and have applied to register our wireless Internet portal logo, the K palm, as a trademark in the PRC. Our trademarks are registered in the name of Beijing AirInbox. In addition, Beijing AirInbox is the registered owner of the domain names www.kongzhong.com, www.kongzhong.com.cn, www.kongzhong.net, www.kongzhong.net.cn, www.cota.com.cn, www.cota.cn and Kong.net. Beijing AirInbox purchased the domain name Ko.cn in 2007 and is in the process of registering this domain name.

We are unable to register the Chinese name of “KongZhong Network” as our service mark in the PRC because it is deemed a generic term under existing PRC trademark laws and regulations, which prohibit registration of generic terms as trademarks or service marks. However, we do not expect to face a proliferation of counterfeit services or products without any legal remedy as we may seek a remedy for piracy under the PRC’s Anti-Unfair Competition Law, by bringing a suit against a third party that uses the Chinese name of “KongZhong Network” if the overall design or appearance of that third party’s services is substantially the same as that of the well-known or established services provided by us. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.”

Information Technology Systems and Infrastructure

We maintain most of our servers at the premises of Beijing Telecommunication Corporation, which is the administrator of the central hub of the ChinaNet backbone. We also maintain servers at other Internet data centers, including Beijing Mobile Communication Company Limited, Chongqing Mobile Communication Company Limited and Hangzhou Mobile Communication Company Limited. We believe that utilizing these hosting partners provides significant operating benefits, such as protecting our systems from power loss, break-ins and other potential external causes of service interruption. In addition, we back up all of our data. We believe we will be able to increase our server capacity as needed to accommodate future growth.

Employees

General

Our senior management and many of our employees have had prior experience in the Internet portal or telecommunications-related industries. Our employees receive a base salary and a performance-based bonus. Our bonuses are available to all employees and the amounts of such bonuses are calculated based on the performance ranking of the employee. We have a broad-based equity incentive plan pursuant to which we grant stock options and restricted share units, or nonvested shares, from time to time to employees who have passed their initial probation period. We also offer internal training programs tailored to different job requirements to help enhance our employees’ talents and skills. We believe that these initiatives have contributed to the growth of our business.

In July 2006, we announced plans to reduce our workforce by approximately 15% as a result of the anticipated negative impact of China Mobile’s announcement of its new billing measures. Such plans were completed by September 30, 2006. As of December 31, 2007, we had 804 employees, all in the PRC. The table below sets forth the number of our employees by function as of the end of the periods indicated:

	As of December 31,
	2005		2006		2007
	Number	% of Total	Number	% of Total	Number	% of Total
Sales, marketing and business development	155	18.1%	276	34.6%	212	26.4%
Customer service	85	9.9%	77	9.7%	69	8.6%
Product development	534	62.5%	371	46.5%	444	55.2%
Networking operation	33	3.9%	25	3.1%	26	3.2%
General and administrative	48	5.6%	49	6.1%	53	6.6%
Total	855	100.0%	798	100.0%	804	100.0%

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented through any collective bargaining agreements or by labor unions.

Employee Benefits Plan

Our full-time employees in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require us to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $2,268,817, $2,583,427 and $646,515 for the years ended December 31, 2005, 2006 and 2007, respectively. The decrease in 2007 mainly resulted from the reduction of certain welfare benefits in response to the adverse impacts on our business and financial condition of the new policies adopted by the telecommunications operators since the second half of 2006.

We have granted stock options to our employees pursuant to our KongZhong Corporation 2002 Equity Incentive Plan, or 2002 Plan, and our KongZhong Corporation 2006 Equity Incentive Plan, or 2006 Plan, as described in “Item 6 — Directors, Senior Management and Employees — Stock Options.”

Properties

Our principal executive office currently occupies approximately 6,620 square meters of office space in Beijing, China, primarily under leases that will expire in August 2008. In addition, we lease sales offices in 20 provinces throughout the PRC.

Legal Proceedings

We and certain of our Directors, officers and shareholders were named as defendants in six related securities class action lawsuits filed in the United States District Court for the Southern District of New York. These lawsuits were brought on behalf of a putative class of shareholders who purchased or otherwise acquired our ADSs pursuant to our initial public offering between July 9, 2004 and August 17, 2004. The complaints asserted that our prospectus filed with the United States SEC was false and misleading because it failed to disclose certain adverse facts related to sanctions subsequently imposed by China Mobile on us. The complaints alleged violations of Sections 11, 12(a) and 15 of the Securities Act of 1933, as amended. The court selected the lead plaintiff in these actions, and a consolidated amended complaint was filed with the United States District Court for the Southern District of New York on April 14, 2005. On September 13, 2005, we reached an agreement in principle to settle the action. On November 9, 2005, we entered into a stipulation of settlement pursuant to which the plaintiffs agreed to dismiss with prejudice the class action claims and we agreed to pay $3.5 million into a settlement fund for persons who purchased or sold our ADSs between July 9, 2004 and August 17, 2004. The court approved the settlement at a fairness hearing on April 14, 2006. In the first quarter of 2006, we paid the $3.5 million settlement payment into an escrow account. We believe that we have been in compliance with securities laws and made appropriate and necessary disclosures in our prospectus dated July 9, 2004 at the time of the initial public offering. We agreed to this settlement solely to avoid the expense, distraction and uncertainty associated with continued litigation without admitting any fault, liability or wrongdoing.

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

In September 2000, the PRC State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either infrastructure telecommunications businesses or value-added telecommunications businesses, with WVAS classified as value-added telecommunications businesses. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in the PRC.

In December 2001, in order to comply with the PRC’s commitments with respect to its entry into the WTO, the State Council promulgated the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate capital contribution ratio of the foreign investor(s) in a foreign-funded telecommunications enterprise that provides value-added telecommunications services shall not exceed 50%. In addition, all principal investors in such an enterprise must themselves be telecommunications operators. Pursuant to the Foreign Investment Industrial Guidance Catalogue, as of December 11, 2003, the permitted foreign investment ratio of value-added telecommunications services is no more than 50%. To comply with these PRC regulations, we conduct substantially all of our operations through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR, which are wholly-owned by PRC citizens or entities and incorporated in the PRC. We do not have any equity interests in these operating companies, but instead enjoy the economic benefits of these operating companies through a series of contractual arrangements, which we and our wholly-owned subsidiaries, KongZhong Beijing and Beijing Anjian Xingye, have entered into with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR and their respective shareholders as described in “— Our Corporate Structure” and “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.” In the opinion of King & Wood, our PRC legal counsel, the ownership structures of, and each of our contractual agreements with these operating companies complies with all existing PRC laws and regulations, including the Telecom FIE Rules.

In July 2006, the MII issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business. In the circular, the MII reiterated the existing regulations regarding foreign investment in telecommunications business, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for internet content provision, or ICP license, in order to conduct any value-added telecommunications business in the PRC. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in the PRC. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business shall be owned by the local ICP license holder or its shareholders. This circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to the lack of further necessary interpretation from the regulator, it remains unclear what impact the above circular will have on us or other PRC Internet companies that have adopted the same or similar corporate and contractual structures as ours.

In addition to the regulations promulgated by the central PRC government, some local governments have also promulgated local rules applicable to Internet or other value-added telecommunications companies operating within their respective jurisdictions. In Beijing, the Beijing Municipal Administrative Bureau of Industry and Commerce, or the Beijing AIC, has promulgated a number of Internet-related rules. In 2004, the Beijing AIC adopted the Administrative Rules on Filing Commercial Websites, which require owners of the domain names of commercial websites located within Beijing to file their website names and commercial websites with the Beijing AIC.

Regulation of Internet Content Services

Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures, or the Internet Information Measures, in September 2000, the MII and other regulatory authorities formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures. The Internet Information Measures require that commercial Internet content providers must obtain an Internet information license from the appropriate telecommunications authorities in order to carry on any commercial Internet content operations within the PRC. Internet content operators must display their operating license numbers in a conspicuous location on their home page. Internet content operators are obliged to police their websites in order to remove categories of harmful content that are broadly defined. This obligation reiterates Internet content restrictions that have been promulgated by other ministries over the past few years. In addition, the Internet Information Measures also provide that Internet content operators which operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. Of particular note to foreign investors, the Internet Information Measures stipulate that Internet content operators must obtain the consent of the MII prior to establishing an equity or cooperative joint venture with a foreign partner. The BBS Measures provide that any Internet content operator engaged in providing online BBS is subject to a special approval and filing process with the relevant governmental telecommunications authorities.

Certain local governments have promulgated local rules applicable to Internet companies operating within their respective jurisdictions. In Beijing, the Beijing AIC has promulgated a number of Internet-related rules. In 2004, the Beijing AIC adopted the Administrative Rules on Filing Commercial Websites, which require owners of the domain names of commercial websites located within Beijing to file their website names and commercial websites with the Beijing AIC.

Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and BJXR each have a telecommunications and information services operating license for their Internet content businesses from the Beijing Telecommunications Administration Bureau. These licenses are subject to standard annual reviews.

Regulation of WVAS

Pursuant to the Telecom Regulations, a commercial operator of Internet content services must obtain an operating license. Other than this requirement, PRC legislation on wireless telecommunications is generally aimed at regulating equipment and infrastructure rather than applications and value-added service providers.

The Administrative Measures for Telecommunications Business Operating Licenses, or Telecom License Measures, were promulgated by the MII on December 26, 2001. The Telecom License Measures confirm that there are two types of telecommunications operations licenses for operators in the PRC (including foreign-invested telecommunications enterprises), namely, licenses for infrastructure services and licenses for value-added services, for which a distinction is made as to whether a license is granted for intra-provincial or nationwide activities. An appendix to the license details the permitted activities of the enterprise to which it was granted. An approved telecommunications service operator must conduct its business, for both infrastructure and value-added services types of businesses, according to the specifications recorded on its Telecom Business Operating License. The MII is the competent approval authority for foreign-invested telecommunications enterprises and for granting nationwide licenses to value-added telecommunications enterprises.

Other than a general classification of wireless information services as value-added telecommunications services by an appendix to the Telecom Regulations, as amended, there is currently no nationwide legislation that specifically addresses the provision of WVAS, such as SMS, MMS, WAP, Java™, IVR or CRBT services. At this time, it is uncertain when national legislation might be enacted to regulate this business.

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

According to the aforementioned legislation, it is mandatory for Internet companies in the PRC to complete security filing procedures with the local public security bureau and for them to update their filings regularly with the local public security bureau regarding information security and censorship systems for their websites. In this regard, the Measures for the Administration of Commercial Website Filing, promulgated in October 2004 by the Beijing AIC, state that websites must comply with the following requirements:

•	they must file with the Beijing AIC and obtain electronic filing marks;

•	they must place the filing marks on their websites’ homepages; and

•	they must register their website names with the Beijing AIC.

We have successfully filed our websites and website names with the Beijing AIC. Accordingly, we have obtained an electronic registration mark.

Regulation of Advertisements

The principle regulations governing advertisements in the PRC are the Advertising Law (1996) and the Administrative Regulations of Advertisements (1987), pursuant to which an entity conducting advertising activities as a supplementary business must obtain a permit from the local AIC and specifically mention advertising activities as a permitted business activity in such entity’s business license. The SAIC is the government agency responsible for regulating advertising activities in the PRC. The Advertising Law (1996) and the Administrative Regulations of Advertisements (1987) do not contain, and the SAIC has not promulgated, regulations specifically aimed at mobile advertising through SMS or MMS services.

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

Regulation of News Dissemination

On November 17, 2000, the Internet News Measures were promulgated by the State Council News Office and the MII. These measures stipulate that general websites established by non-news organizations may publish news released by certain official news agencies if such websites satisfy the requirements set forth in Article 9 of the measures and have acquired the requisite approval, but may not publish news items produced by themselves or news sources from elsewhere. All the news that we publish and disseminate originates from official news agencies approved by the PRC government.

On September 25, 2005, the State Council News Office and the MII jointly promulgated the Administrative Regulations for Internet News Information Services, or Internet News Information Services Regulations. According to the Internet News Information Services Regulations, the term “news information” means current affairs and political types of news information, including reports or comments on politics, economy, military affairs, diplomacy and other social and public affairs, as well as reports or comments related to unexpected social events, and the term “internet news information services” includes publication of news information, provision of current affairs and political types of electronic messaging services and release of current affairs and political types of communication information to the public through the internet. The Internet News Information Services Regulations specify that internet news information service providers established by non-news organizations must apply for approval from the State Council News Office, through its provincial offices, to be allowed to engage in providing Internet news information service in relation to the news information released by official news agencies. Such Internet news information providers shall also enter into cooperation agreements with those official news agencies pursuant to which the general websites will publish news information provided by the official news agencies, and such cooperation agreements shall be submitted to the local provincial offices of the State Council News Office for record. Beijing AirInbox has submitted an application for a license pursuant to the Internet News Information Services Regulations and is awaiting a reply.

Regulation of Online Publications

The General Administration of Press and Publication, or GAPP, is the government agency responsible for regulating publishing activities in the PRC. On June 27, 2002, the MII and GAPP jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to secure approval from GAPP. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, using or downloading by the public.

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

Regulation of Internet-Based Audio-Video Programming Services

On October 20, 2007, the SARFT and the MII jointly promulgated the Internet-based Audio-video Regulations, which became effective as of January 31, 2008. The Internet-based Audio-video Regulations are applicable to the public dissemination of Internet-based, including wireless Internet-based, audio-video programming services within the territory of the PRC. Activities covered by the Internet-based Audio-video Regulations include producing, compiling, integrating and public dissemination over the Internet of audio or video programs, as well as aiding others to upload and disseminate such programs.

Providers of Internet-based Audio-video programming services are required to obtain the Internet-based Audio-video License or complete registration procedures as required in the Internet-based Audio-video Regulations.

Pursuant to the Internet-based audio-video Regulations, such provider must:

•	be a limited liability company that is either wholly-owned or majority-controlled by the state, without any violation of law or regulation within three years before the application date;

•	have measures that ensure the safe dissemination of audio-video programs and protect against security breaches;

•	have audio-video programming resources that are appropriate for their businesses and in compliance with laws and regulations;

•	possess technical competence, network resources and lawful funds that are appropriate for their businesses;

•	retain professionals who are appropriate for their businesses, and its major investors and operators did not violate any law or regulation within three years before the application date;

•	have network technical designs that comply with laws and regulations and industry standards and guidance;

•	be in compliance with plans, layouts and business guidelines issued by the departments in charge of radio, film and television operations under the State Council of the PRC; and

•	be in compliance with laws and administrative regulations.

Pursuant to explanations of the Internet-based Audio-video Regulations provided by the responsible persons at the SARFT and the MII in a press conference, providers who engaged in Internet-based audio-video programming services before the promulgation of the Internet-based Audio-video Regulations and who have not violated any other laws or regulations shall be eligible to register their business and continue their operations. However, given the short history of the Internet-based Audio-video Regulations and the lack of interpretations and precedents, we cannot assure you that we will be qualified to apply for the Internet-based Audio-video License, or complete the required registration and we can not assure you that we will be granted the Internet-based Audio-video License.

Regulation of Foreign Exchange Control

The principal regulations governing foreign exchange in the PRC are the Foreign Exchange Control Regulations (1996) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, or the Exchange Regulations (1996). Under the Exchange Regulations, the Renminbi is freely convertible into foreign exchange for current account items, including the distribution of dividends. Conversion of Renminbi for capital account items, such as direct investment, loans, security investment and repatriation of investment, however, is still subject to the approval of SAFE.

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

Capital investments by foreign-invested enterprises outside of the PRC (excluding Hong Kong, Macau and Taiwan) also are subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Reform and Development Commission.

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which took effect on November 1, 2005. Notice 75 supersedes prior SAFE regulations promulgated in January and April of 2005. In May 2007, SAFE issued the Notice of the State Administration of Foreign Exchange on Operating Procedures Concerning Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 106. Notices 75 and 106 require PRC residents to register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them and direct investment through such an offshore entity in the PRC. The term “PRC residents,” as used in Notice 75, includes not only PRC citizens but also other persons who habitually reside in the PRC for economic benefit. Such PRC residents are required to register with the relevant SAFE branch before establishing or taking control of such an offshore entity and complete amended registrations with the relevant SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into the offshore entity, (ii) subsequent overseas equity financing by such offshore entity, or (iii) any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. The PRC residents who have already incorporated or gained control of offshore entities that had completed onshore investments in the PRC before Notice 75 took effect must register with the relevant local SAFE branch on or before March 31, 2006. In addition, such PRC residents are required to repatriate into the PRC all of their dividend profits or capital gains from their shareholdings in the offshore entity within 180 days of their receipt of such profits or gains.

The registration and amendment procedures set forth by Notices 75 and 106 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investment or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.

A number of terms and provisions in Notices 75 and 106 remain unclear. Because of uncertainty over how Notices 75 and 106 will be interpreted and implemented, we cannot predict how they will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as remitting dividends and foreign currency-denominated borrowings, may be subject to compliance with requirements of Notices 75 and 106 by our PRC resident shareholders. Despite our efforts to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related foreign exchange regulations. In particular, we cannot assure you that we will be able to cause all our present or prospective PRC resident shareholders to comply with all SAFE regulations. A failure by our PRC resident shareholders to comply with Notices 75 and 106 or our inability to secure required approvals or registrations may subject us to fines or legal sanctions, limit our subsidiaries’ ability to make distributions or pay dividends, restrict our overseas or cross-border investment activities or affect our ownership structure, any of which could affect our business and prospects.

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

Overview

We are one of the leading providers of WVAS to mobile phone users and a wireless media company providing news, content, community and mobile advertising services through our wireless Internet sites in the PRC. We provide interactive entertainment, media and community services through multiple technology platforms to mobile phone users. We offer a range of data and voice services through 2G technology platforms, including SMS, IVR and CRBT. We also provide a range of our services through 2.5G technology platforms, including WAP, MMS and Java™, which offer higher quality graphics, richer content and interactivity compared to 2G wireless services.

In addition, we maintain the wireless Internet sites Kong.net, which we launched in 2004, Ko.cn, which we launched in 2007, and cn.NBA.com, which we launched in 2007 with the NBA and have operated for the NBA. Through our wireless Internet sites, we offer news, community, games and other interactive media and entertainment services to our customers free of charge. Our mobile advertising product offerings primarily consist of text-link, banner and button advertisements that appear on the pages of Kong.net, Ko.cn and cn.NBA.com. The China Internet Network Information Center’s “2007 China Wireless Internet Report” ranked Kong.net as one of the top ten most-frequently-visited Internet sites.

We were incorporated under the laws of the Cayman Islands on May 6, 2002. Our gross revenues for the year ended December 31, 2007 were $74.0 million, whereas our gross revenues for the year ended December 31, 2006 were $106.8 million. Our net income for the year ended December 31, 2007 was $2.8 million, as compared to $24.7 million for the year ended December 31, 2006.

We have devoted significant resources to product development in order to analyze consumer demands and to expand the range of our service offerings to attract new customers and increase usage among our existing customers. Although we reduced the size of our product development team in 2006 in response to a decline in our revenues following China Mobile’s change in customer billing policies, we expanded our product development team in 2007. In addition, we have endeavored to increase our product development efficiency by coordinating it more closely with sales and marketing. In this way, our product developers can align their efforts more closely with market trends.

We have also committed significant resources since our founding to building our sales and marketing team, which we believe has been crucial in promoting our brand and placing our services in the hands of users by building our relationships with telecommunications operators and distribution channels. Our sales and marketing team consisted of 155 persons in 26 provinces as of December 31, 2005, and, driven by our acquisition of Sharp Edge, increased to 276 persons in 27 provinces as of December 31, 2006. In 2007, we focused on enhancing the efficiency and productivity of our sales and marketing team by recruiting more experienced staff, while reducing the headcount to 212 persons in 27 provinces as of December 31, 2007.

We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of their development, particularly in new and rapidly evolving markets such as the WVAS, wireless Internet and mobile advertising markets.

The major factors affecting our results of operations and financial condition include:

•	growth of the WVAS, wireless Internet and mobile advertising markets in the PRC;

•
change in the number, scope and terms of our cooperation arrangements with the telecommunications operators, content providers, mobile handset manufacturers, mobile handset distributors and other key players in the PRC’s mobile telecommunications industry;

•	changes in government or telecommunications operator regulatory policies;

•
development of competing services from China Mobile, other PRC telecommunications operators and other enterprises in the PRC wireless value-added service market, wireless Internet market and mobile advertising market;

•	technological advancement of the mobile telecommunications market, including the adoption of 2.5G and subsequent standards of mobile handsets and networks, in the PRC;

•	attractiveness and variety of our services;

•	our product development efforts to capitalize on market opportunities; and

•	effectiveness of our marketing and promotional activities.

In order to reduce the risk that our results of operations and financial conditions will be overly dependent upon, and disproportionately impacted by, any particular service offering, technology platform or telecommunications operator, we have sought to broaden the range of our services, expand our distribution channels, cultivate new relationships with telecommunications operators, and develop our wireless Internet sites, Kong.net and Ko.cn, which are less dependent on the telecommunications operators. Meanwhile, we are also building our relationships with China Unicom, China Telecom and China Netcom in order to broaden the base of our operations.

In May 2008, the PRC government announced its policy initiative to restructure the PRC telecommunications industry. We cannot predict at this point the precise impact such policy initiative may have on our business and prospects, particularly our relationship with China Mobile and other PRC telecommunications operators. While we are currently assessing the impact that this policy initiative and the related transactions may have on us, potential changes in the telecommunications industry in the PRC could impact our relationship with telecommunications operators and thus have a material adverse effect on our business and results of operations. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business —We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.”

Prior to 2007, we operated in one segment. As our wireless Internet business grows, it has required separate management in respect of decision making, allocation of resources and assessment of performance. As a result, we started to have two reportable segments in 2007, the WVAS and WIS. The segment reporting for 2006 has been restated. We did not restate the segment reporting for 2005 because we believe revenues and cost of revenues attributable to WIS were negligible and segment financial information is not significantly meaningful for 2005.

Revenues

We derive revenues from providing WVAS to mobile phone users, the majority of whom are customers of China Mobile and its provincial subsidiaries. We also derive mobile advertising revenues from Kong.net, Ko.cn and cn.NBA.com. Our mobile advertising revenues increased to $0.9 million in 2007 from $0.2 million in 2006, driven by our efforts in enhancing our wireless Internet sites. We expect mobile advertising revenues to continue to increase in 2008 as a result of our ongoing efforts.

The following table sets forth the historical consolidated revenues attributable to services derived from the WVAS and WIS segments in terms of amount and as a percentage of our total gross revenue for the periods indicated:

	For the year ended December 31,
	2005		2006		2007
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of US dollars, except percentages)

WVAS	77,752.8	100.0%	106,480.2	99.7%	73,014.7	98.6%
WIS	—	—	289.0	0.3%	1,002.2	1.4%
Total	$77,752.8	100.0%	$106,769.2	100.0%	$74,016.9	100.0%

The following table sets forth the historical consolidated revenues attributable to services derived from each of our 2.5G and 2G technology platforms in terms of amount and as a percentage of our total gross revenues for the periods indicated:

	For the year ended December 31,
	2005		2006		2007
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of US dollars, except percentages)
2.5G services
WAP	38,207.5	49.1%	26,154.2	24.5%	10,554.2	14.3%
MMS	15,069.8	19.4%	23,134.7	21.7%	13,253.0	17.9%
Java™	3,041.0	3.9%	2,506.0	2.3%	2,835.9	3.8%
Total	$56,318.3	72.4%	$51,794.9	48.5%	$26,643.1	36.0%
2G services
SMS	14,870.5	19.1%	43,308.8	40.6%	31,339.9	42.3%
IVR	5,235.9	6.8%	6,443.5	6.0%	10,047.9	13.6%
CRBT and others	1,328.1	1.7%	4,933.0	4.6%	4,983.8	6.7%
Total	21,434.5	27.6%	54,685.3	51.2%	46,371.6	62.6%
Total WVAS revenues	$77,752.8	100.0%	$106,480.2	99.7%	$73,014.7	98.6%

WVAS Revenues

Prior to 2004, we generated all of our revenues from fees paid by mobile phone users who use our services through China Mobile’s network. Starting from 2004, we began to cooperate with China Unicom, China Netcom and China Telecom and receive revenues from services provided on their networks. In January 2006, we acquired Sharp Edge, which derived most of its revenues from China Unicom, China Netcom and China Telecom. The revenues we derived from China Unicom, China Netcom and China Telecom amounted to 25% and 24% of our total revenues during each of the years ended December 31, 2007 and December 31, 2006, respectively, compared to 5% of our total revenues during the year ended December 31, 2005. Some of our contracts are with the telecommunications operator parent companies and are nationwide, while other contracts are with the respective operators’ provincial subsidiaries. Users in the coastal provinces of the PRC constitute the most significant portion of our customer base. As a result, we allocate additional resources to these provinces, including maintaining sales offices in most of these provinces.

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

Since the second half of 2004, China Mobile and its provincial subsidiaries have been gradually implementing a series of policies designed to improve customer service and satisfaction. These policies include:

•	not recognizing revenues to us and other service providers for MMS messages that cannot be delivered because of network or handset problems,

•	canceling monthly subscriptions of customers who have not accessed their wireless value-added service subscriptions for a certain period of time,

•	implementing more complicated procedures for customers to confirm new subscriptions to certain WVAS, and

•	removing from subscriber lists those customers who fail to pay China Mobile or the provincial subsidiaries, or who cannot be billed because they use pre-paid telecommunications service cards.

On July 6, 2006, China Mobile announced a series of additional measures with respect to the billing of customers of WVAS on its network, with focus on customers’ monthly subscriptions to WVAS. Among the measures announced by China Mobile, those which have had a significant impact on our results of operations and financial condition are summarized as follows:

•
beginning July 10, 2006, for any new monthly subscriptions to WVAS, China Mobile sends customers two reminder notices prior to charging monthly subscription fees in the customers’ monthly mobile phone bills, and customers must confirm twice, once in response to each reminder, that they wish to subscribe to those services on a monthly basis. Previously, China Mobile sent one reminder notice immediately after a monthly subscription order was placed, and customers needed to confirm only once;

•
customers enjoy a free trial period of 11 to 41 days, depending on the day of the month on which they place their monthly subscriptions. Previously, customers enjoyed a free trial period of three to 11 days; and

•	China Mobile cancels WAP monthly subscriptions that have not been active for more than four months.

During the fourth quarter of 2006, other PRC telecommunications operators also began implementing new policies requiring double confirmation of monthly subscriptions. In May 2007, China Mobile started to send to its customers’ handsets notices of transmission fees to be incurred by using GPRS when those customers launched their browsers, which discouraged some customers from purchasing our WAP products or visiting our wireless Internet sites Kong.net and Ko.cn.

As a result of these new measures, monthly subscriptions no longer account for the majority of our WVAS revenues. Also mainly because of these new measures, our WVAS revenues in the third quarter of 2006 decreased 16.7% from the second quarter of 2006, our WVAS revenues in the fourth quarter of 2006 decreased 5.8% from the third quarter of 2006, our WVAS revenues in the first quarter of 2007 decreased 15.1% from the fourth quarter of 2006 and our WVAS revenues in the second quarter of 2007 decreased 16.4% from the first quarter of 2007.

As a result of our ongoing efforts in developing and promoting our 2G services, our WVAS revenues in the third quarter of 2007 remained steady as compared to the second quarter of 2007, and our WVAS revenues in the fourth quarter of 2007 increased 15.7% from the third quarter of 2007.

We cannot assure you that China Mobile or other PRC telecommunications operators will not introduce additional requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of our WVAS, notifications to customers, the billing of customers or other consumer-protection measures, or adopt other policies that may require significant changes in the way we promote and sell our WVAS and do business, any of which new requirements or policies could have a material adverse effect on our financial condition and results of operations. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us may result in lower revenues or additional costs for us and materially adversely affect our financial condition or results of operations.”

WIS Revenues

WIS revenues include mainly mobile advertising revenues, which are generated from advertisements placed on Kong.net, Ko.cn and cn.NBA.com. As a result of our efforts in developing wireless Internet sites, our mobile advertising revenues increased to $0.9 million in 2007 from $0.2 million in 2006. We expect our mobile advertising revenues to continue to increase in 2008.

Cost of Revenues

 Our cost of revenues includes WVAS cost of revenues and WIS cost of revenue.

WVAS Cost of Revenues

Our WVAS cost of revenues includes the following:

•
Service fees payable by us to the telecommunications operators. In the case of China Mobile and its subsidiaries, service fees are generally 15% of the gross revenues with an additional 15% when the China Mobile operator provides customer services for us or an additional 35% when the China Mobile operator provides a package of customer services, marketing and promotional services for us. In the case of China Unicom, China Telecom and China Netcom, service fees are in the range of 15%-52%, varying according to the service platform;

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

•	Bandwidth leasing charges and depreciation and facility costs relating to equipment used to provide WVAS.

Our total WVAS cost of revenues for the years ended December 31, 2007, 2006 and 2005 was $35.8 million, $47.1 million and $31.3 million, respectively. As a percentage of our WVAS revenues, our WVAS cost of revenues for the years ended December 31, 2007, 2006 and 2005 was 49.1%, 44.3% and 40.3%, respectively. During the year ended December 31, 2007, as a percentage of our WVAS cost of revenue, service fees to telecommunications operators represented 22.9%, payments to handset manufacturers represented 10.2%, net transmission charges to telecommunications operators represented 3.8%, payments to content providers represented 6.0% and bandwidth leasing charges, depreciation and facility costs represented 6.2%.

Our WVAS cost of revenues decreased in 2007 as a result of a decrease in the volume of our services and the related revenues. As our revenues decreased, the amount that we paid to the telecommunications operators in service fees and net transmission charges also decreased. The service fees that we paid to other business partners, including mobile handset manufacturers, also decreased as a result of the decrease in our revenues, while the percentage of our net revenues we paid to such business partners as the service fees increased. As part of our business strategy, we intend to pursue more cooperation arrangements with business partners such as handset manufacturers because such arrangements make it easier for customers to access our products and services and are a cost-effective way to increase our market share as compared to traditional advertising. However, because the percentage of our net revenues we pay to such business partners as service fees have increased and are expected to continue to increase, this strategy may result in a decrease in our gross profit margin.

WIS Cost of Revenues

Our WIS cost of revenues includes mainly depreciation, facility maintenance and commissions paid to the advertising sales team for generating mobile advertising revenues. Total WIS cost of revenues for the years ended December 31, 2007 and December 31, 2006 was $0.7 million and $0.5 million, respectively. The increase mainly resulted from an increase in our WIS business and related revenues.

Operating Expenses

Our operating expenses include product development, sales and marketing, and general and administrative expenses.

The following table sets forth the historical consolidated operating expenses data in terms of amount and as a percentage of our gross revenues for the periods indicated:

	For the year ended December 31,
	2005		2006		2007
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of US dollars, except percentages)
Product development	$8,530.8	11.0%	$12,026.2	11.3%	$12,535.2	16.9%
Sales and marketing	5,389.8	6.9%	16,755.2	15.7%	18,094.2	24.4%
General and administrative	7,607.0	9.8%	9,105.2	8.5%	7,221.0	9.8%
Class action lawsuit settlement and legal expenses	4,843.4	6.2%	—	—	—	—
Total	$26,371.0	33.9%	$37,886.6	35.5%	$37,850.4	51.1%

Product Development Expenses

Our product development expenses consist primarily of compensation and benefits for our product development team. We expect our product development expenses to continue to increase in absolute terms in 2008.

WVAS Product development expenses. Our WVAS product development team focuses on developing and improving our WVAS and adapting them for the next generation of technology platforms. Our WVAS product development expenses for the years ended December 31, 2007, 2006 and 2005 were $8.6 million, $8.6 million and $8.5 million, respectively. We expect our WVAS product development expenses to continue to be stable in absolute terms in 2008.

WIS Product development expenses. Our WIS product development team focuses on developing our wireless Internet sites, including improving our wireless Internet search capability. Our WIS product development expenses have increased to $4.0 million for the year ended December 31, 2007 from $3.5 million for the year ended December 31, 2006, primarily due to the increase in the size of our WIS product development team. We expect our WIS product development expenses to continue to increase in 2008 as we expect our WIS product development team to continue to grow.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of advertising, sales and marketing expenses, including expenses associated with sponsoring promotional events and compensation and benefits for our sales, marketing and customer service teams. We expect our sales and marketing expenses to stabilize in 2008.

WVAS Sales and Marketing Expenses. Our WVAS sales and marketing expenses for the years ended December 31, 2007, 2006 and 2005 were $11.5 million, $12.6 million and $5.4 million, respectively. As a percentage of our WVAS revenues, our WVAS sales and marketing expenses for the years ended December 31, 2007, 2006 and 2005 were 15.7%, 11.9% and 6.9%, respectively. In 2006, our WVAS sales and marketing expenses increased significantly as a result of the increase in the size of our sales and marketing team and in the amount of compensation and benefits paid to the team, as well as expanded marketing efforts to promote our WAP services. In 2007, our WVAS sales and marketing expenses decreased, mainly as a result of a decrease in the size of the sales and marketing team. We expect our WVAS sales and marketing expenses to stabilize in 2008.

WIS Sales and Marketing Expenses. Our WIS sales and marketing expenses for the years ended December 31, 2007 and December 31, 2006 were $6.6 million and $4.1 million, respectively. In 2006 and 2007, our WIS sales and marketing expenses are mainly attributable to the advertising campaigns we launched to promote the KongZhong brand and our wireless Internet sites. We expect our WIS sales and marketing expenses to stabilize in 2008.

General and Administrative Expense

Our general and administrative expenses consist primarily of business taxes, compensation and benefits for general management, finance and administrative personnel, professional fees and other office expenses. Our WVAS general and administrative expenses for the years ended December 31, 2007, 2006 and 2005 were $7.2 million, $9.0 million and $7.6 million, respectively. Our WIS general and administrative expenses for the years ended December 31, 2007 and 2006 were both $0.1 million.

Our WVAS general and administrative expenses increased in 2006 mainly due to the growth of our general management, finance and administrative team and higher professional service expenses related to meeting the requirements of Section 404 of the Sarbanes-Oxley Act. Our WVAS general and administrative expenses decreased in 2007 primarily due to our cost-controlling efforts and a decrease in business tax as a result of a decrease in our revenues. We expect our general and administrative expenses to increase if our business grows in future periods because higher revenues will incur higher business taxes.

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

Revenue Recognition

Our revenues are primarily derived from providing wireless interactive entertainment, media and community value-added services to customers of the PRC telecommunications operators. The fees for such services are determined by us in consultation with the telecommunications operators, are charged on a single-transaction basis or on a monthly subscription basis and vary according to the type of services delivered.

We deliver WVAS to users through the telecommunications operators’ networks and we rely upon the telecommunications operators to provide us with billing and collection services. We record revenues based on monthly statements from the telecommunications operators confirming the value of our services that they billed to users in the month. China Mobile and its provincial subsidiaries usually send such statements within 30 days after the end of each month.

The billing and collection cycles of China Unicom, China Telecom, China Netcom and their respective subsidiaries are generally somewhat longer than those of China Mobile. During 2006, we generally received statements from China Unicom within 40 days after the end of each month, and from China Telecom and China Netcom within 70 days after the end of each month. Beginning with the statement for April 2007, it has taken China Unicom about 105 days as compared to 40 days it had previously taken to send us a statement after the end of each month. We cannot assure you that the length of the billing cycle will not increase further in the future.

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

In 2007, estimated revenues generally accounted for less than 5% of our reported quarterly revenues and less than 1% of our reported annual revenues. However, due to the expected lengthening of the China Unicom billing cycle, estimated revenues may account for a larger proportion of our reported revenues during 2008. Our estimates are based on:

•	our internal data management system,

•	our past experience, and

•	our verbal communications with the telecommunications operators.

We internally tabulate the value of a wireless value-added service that we have provided based in part on delivery confirmations sent to us by the networks of the PRC telecommunications operators with respect to each delivery of our services to a user within 72 hours of delivery. We record these confirmations in our internal data management system. There has historically been a discrepancy between the value that we estimate and the value that we are entitled to receive based on the monthly statements provided by the telecommunications operators. This discrepancy varies across different technology platforms and arises for various reasons:

•
Late notification of delinquent customers. The telecommunications operators may from time to time classify certain customers as delinquent customers for non-payment of services. The telecommunications operators request all service providers to cease delivering services to customers once they are classified as delinquent. However, time lags often exist between when a customer is classified as delinquent and when we receive such information from the telecommunications operators. As a result, we occasionally provide services to these delinquent customers for which the telecommunications operators will not make payments to us.

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

•
Unbillable users. In 2005, certain provincial subsidiaries of China Mobile began to offer 2.5G services to customers who receive mobile telephone services on a pre-paid basis. Such customers may subscribe to our services or download our products, and our internal databases do not distinguish between these and other customers. However, the telecommunications operators do not yet have any means to bill these pre-paying customers for the WVAS that they receive. As a result, the telecommunications operators’ monthly statements do not include fees for such users.

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

In 2007, the average time from our receipt of statements from the telecommunication operators until they paid us the amounts due under such statements was 65 days. We cannot assure you that our period to collect accounts receivables will not increase in the future.

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

WIS are delivered through our wireless Internet portals such as Kong.net. As long as the collection of fees appear probable, we recognize advertising revenues associated with those sites on a pro rata basis over the period during which advertisements are displayed on the sites.

Stock-based Compensation Expense

Our stock-based employee compensation plans are described in more detail under “Item 6 — Directors, Senior Management and Employees — Stock Options.” We grant stock options and restricted share units to our employees and we record a compensation charge on a pro rata basis over the vesting periods of the related options and restricted share units, which are generally four years.

Starting from January 1, 2006, we adopted the Statement of Financial Accounting Standard 123R, or SFAS 123R, “Share-Based Payment,” to account for share-based compensation. We have used the modified prospective transition method and therefore have not restated the results from prior periods.

Prior to January 1, 2006, we recorded deferred stock compensation under Accounting Principles Board Opinion No. 25, or APB 25, to represent the excess of the deemed fair value of our ordinary shares for accounting purposes over the option exercise prices. With respect to our accounting for deferred stock compensation prior to January 1, 2006, pro forma information regarding net income and net income per share was required in order to show our net income as if we had accounted for employee stock options under the fair value method. Prior to our initial public offering, we determined the deemed fair value of our ordinary shares based upon several factors, including a valuation report from an independent appraiser and the price of our then-most-recent preferred share placement. After our initial public offering, we used the Black-Scholes option pricing model to compute the fair value. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We used projected volatility rates, which are based upon historical volatility rates experienced by comparable public companies. Because our employee stock options have characteristics significantly different from those of publicly-traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

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

Goodwill

In December 2005, 2006 and 2007, we performed annual impairment assessments of the carrying value of the goodwill recorded in connection with various acquisitions as required under Statement of Financial Standard No. 142, or SFAS 142, “Goodwill and Other Intangible Assets.” In accordance with SFAS 142, we compared the carrying value of each of our reporting units that existed at those times to their estimated fair value. In December, 2005, 2006 and 2007, we had four reporting units as determined and identified in accordance with SFAS 142. We estimated the fair values of our reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit were based on discrete four year financial forecasts developed by our management for planning purposes. Cash flows beyond the four-year forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each identified reporting unit and considered long-term earnings growth rates for publicly-traded peer companies. Specifically, the income approach valuations included reporting unit cash flow discount rate of 24.5% and terminal value growth rate of 3%. Publicly-available information regarding the market capitalization of our company was also considered in assessing the reasonableness of the cumulative fair values of our reporting units estimated using the discounted cash flow methodology.

In estimating the fair value of a reporting unit, based on a present value of estimated future cash flow method, we have taken into consideration the overall and industry-specific economic conditions and trends, market risk and historical financial information of our company. Major management assumptions adopted in a goodwill impairment test in 2007 were as follows:

•	there will be no major changes in the existing political, legal, fiscal and economic conditions in the PRC;

•
except for the new enterprise income tax law that took effect on January 1, 2008, there will be no major changes in the current tax law in the PRC and all applicable laws and regulations will be complied with;

•	exchange rates and interest rates will not differ materially from those presently prevailing;

•	each reporting unit will retain and have competent management, key personnel, and technical staff to support its ongoing operations;

•
the annual revenue growth rate will be at the range of 9% to 15% and the cost and expense structure will remain consistent with historical trends in the coming four years, with reference to the overall and industry specific economic conditions and trends, the historical financial performance and the up-to-date business performance;

•	the availability of finance will not be a constraint on the forecasted growth of operations; and

•	industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

Going forward, we will continue to test goodwill for impairment on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry-forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are classified as current or non-current depending on their individual characteristics. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We have elected to early adopt FIN 48 from May 6, 2002 (date of our incorporation). The adoption of FIN 48 had no significant impact on our accounting for income taxes for the period from May 6, 2002 to December 31, 2002 and for the years ended December 31, 2005, 2006 and 2007. We did not expect any interest and penalties related to potential underpaid income tax expenses and also believe that the adoption of FIN 48 does not have a significant impact on the unrecognized tax benefits within the 12 months from December 31, 2007.

Recently Issued Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, or SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” delays the effective date of Statement 157 for all nonrecurring fair value measurements of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. We are currently evaluating whether the adoption of SFAS No. 157 will have a material effect on our consolidated financial position, results of operations or cash flows.

In February 2007, FASB, issued Statement of Financial Accounting Standards No. 159, or SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.” SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. It requires a company to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires a company to display the fair value of those assets and liabilities for which it has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective as of the beginning of a company’s first fiscal year beginning after November 15, 2007. We are currently evaluating whether the adoption of SFAS 159 will have a significant effect on our consolidated results of operations and financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, or SFAS 141R, “Business Combination,” to create greater consistency in the accounting and financial reporting of business combinations. SFAS 141R requires the acquiring entity in a business combination to recognize all, and only, the assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating whether the adoption of SFAS 141R will have a significant effect on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, or SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements,” to improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and a noncontrolling interest holder by requiring that they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating whether the adoption of SFAS 160 will have a significant effect on our consolidated financial position, results of operations or cash flows.

In March 2008, the FASB issued FASB Statement No. 161, or FASB 161, “Disclosures about Derivative Instruments and Hedging Activities.” FASB 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We have not yet begun the process of assessing the potential impact the adoption of FASB 161 may have on our consolidated financial position or results of operations.

Results of Operations

Year ended December 31, 2007 compared to year ended December 31, 2006

The following table sets forth, for the periods presented, certain data from our consolidated results of operations. This information should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this annual report.

	For the year ended December 31,
	2005		2006		2007
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of US dollars, except percentages)
Gross revenues
2.5G(1)	$56,318.3	72.4%	$51,794.9	48.5%	$26,643.1	36.0%
2G(2) and others	21,434.5	27.6%	54,685.3	51.2%	46,371.6	62.6%
WVAS	77,752.8	100.0%	106,480.2	99.7%	73,014.7	98.6%
WIS	—	—	289.0	0.3%	1,002.2	1.4%
Total gross revenues	77,752.8	100.0%	106,769.2	100.0%	74,016.9	100.0%
Cost of revenues
WVAS	(31,323.1)	(40.3%)	(47,129.4)	(44.1%)	(35,816.2)	(48.4)%
WIS	—	—	(536.0)	(0.5%)	(679.4)	(0.9)%
Total cost of revenues	(31,323.1)	(40.3%)	(47,665.4)	(44.6%)	(36,495.6)	(49.3)%
Gross profit (loss)				`
WVAS	46,429.7	59.7%	59,350.8	55.6%	37,198.5	50.3%
WIS	—	—	(247.0)	(0.2%)	322.8	0.4%
Total Gross profit	46,429.7	59.7%	59,103.8	55.4%	37,521.3	50.7%
Operating expenses:
Product development
WVAS	8,530.8	11.0%	8,562.2	8.0%	8,572.6	11.6%
WIS	—	—	3,464.0	3.2%	3,962.6	5.4%
Total Product development	8,530.8	11.0%	12,026.2	11.3%	12,535.2	16.9%
Sales and marketing
WVAS	5,389.8	6.9%	12,625.4	11.8%	11,475.4	15.5%
WIS	—	—	4,129.8	3.9%	6,618.8	8.9%
Total sales and marketing	5,389.8	6.9%	16,755.2	15.7%	18,094.2	24.4%
General and administrative
WVAS	7,607.0	9.8%	9,021.2	8.4%	7,165.3	9.7%
WIS	—	—	84.0	0.1%	55.7	0.1%
Total general and administrative	7,607.0	9.8%	9,105.2	8.5%	7,221.0	9.8%
Class action lawsuit settlement and legal expenses	4,843.4	6.2%	—	—	—	—
Total operating expenses	26,371.0	33.9%	37,886.6	35.5%	37,850.4	51.1%
Income (loss) from operations	20,058.7	25.8%	21,217.2	19.8%	(329.1)	(0.4)%
Other expense, net	6.5	0.0%	(49.1)	(0.0%)	—	—
Interest income, net	2,639.5	3.4%	3,866.9	3.6%	3,810.0	5.1%
Gain on sales of investment	—	—	1,240.8	1.2%	207.6	0.3%
Income before tax expense	22,704.7	29.2%	26,275.8	24.6%	3,688.5	5.0%
Income tax	530.4	0.7%	1,584.2	1.5%	856.8	1.2%
Net (loss) income	22,174.3	28.5%	24,691.6	23.1%	2,831.7	3.8%

(1)	Includes WAP, MMS and Java™. We began to provide WAP, MMS and Java™ services on a paid basis in September 2002, April 2003 and November 2003, respectively.
(2)	Includes SMS, IVR and CRBT. We began to provide SMS, IVR and CRBT services on a paid basis in July 2002, December 2003 and October 2003, respectively.

Gross Revenues. Our WVAS gross revenues decreased to $73.0 million in 2007 from $106.5 million in 2006. The decrease in our WVAS gross revenues was largely due to the adverse impact of the new policies adopted by the PRC telecommunications operators since the second half of 2006. As a result of these new policies, our quarterly WVAS revenues declined since the third quarter of 2006 till the third quarter of 2007. Starting from the third quarter of 2007, our quarterly WVAS gross revenues have increased. This increase is primarily due to our efforts in developing and promoting our 2G services. Our 2.5G revenues decreased by 48.6% to $26.6 million in 2007 from $51.8 million in 2006 and our 2G revenues decreased by 15.2% to $46.4 million in 2007 from $54.7 million in 2006.

Our WIS gross revenues increased to $1.0 million in 2007 from $0.3 million in 2006 primarily due to our efforts in developing our wireless Internet sites.

Cost of Revenues. Our WVAS cost of revenues decreased to $35.8 million in 2007 from $47.1 million in 2006. As our WVAS revenues decreased, the amount that we paid to the PRC telecommunications operators in service fees and net transmission charges also decreased. The service fees that we paid to other business partners, including mobile handset manufacturers, also decreased as a result of the decrease in our revenues, but the percentage of our net revenues we paid to such business partners as service fees increased.

Our WIS cost of revenues increased to $0.7 million in 2007 from $0.5 million in 2006 mainly due to an increase in the volume of our WIS business.

Gross Profit. Our WVAS gross profit in 2007 decreased from 2006 primarily due to the decrease in the volume of our services and related revenues. We achieved a gross profit of $37.2 million in 2007 as compared to $59.4 million in 2006. Our WVAS gross profit as a percentage of total revenues decreased to 50.3% in 2007 from 55.6% in 2006 in part due to the higher percentage of revenues derived from 2G services, which have a lower gross profit margin. Our WVAS gross profit margin decreased also because we paid a higher percentage of our net revenues to the mobile handset manufacturers, content providers and other business partners in 2007 as compared to 2006.

Our WIS gross profit increased to $0.3 million in 2007 from $0.2 million in 2006 primarily due to an increase in the volume of our WIS business and related gross revenues.

Operating Expenses. Our operating expenses remained at $37.9 million in each of 2006 and 2007.

Our WVAS product development expenses remained at $8.6 million in each of 2006 and 2007. Our WIS product development expenses increased to $4.0 million in 2007 from $3.5 million in 2006 primarily due to an increase in the size of our WIS product development team. Product development expenses as a percentage of our total revenues also increased to 16.9% in 2007 from 11.3% in 2006. The number of our product development employees increased to 444 as of December 31, 2007 from 371 as of December 31, 2006.

Our WVAS sales and marketing expenses decreased to $11.5 million in 2007 from $12.6 million in 2007. Our WIS sales and marketing expenses increased to $6.6 million in 2007 from $4.1 million in 2006 mainly due to our efforts to promote the KongZhong brand and our wireless Internet sites. As a result of our efforts to improve efficiency by recruiting more experienced staff, our sales and marketing team decreased to 212 employees as of December 31, 2007 from 276 employees as of December 31, 2006, and our customer service team decreased to 69 employees as of December 31, 2007 from 77 employees as of December 31, 2006.

Our general and administrative expenses decreased to $7.2 million in 2007 from $9.1 million in 2006 because of our cost-controlling efforts and a decrease in business tax as a result of a decrease in our revenues. Our general and administrative staff consisted of 53 employees as of December 31, 2007, as compared to 49 employees as of December 31, 2006.

Gain on Sales of Investment. In December 2004, we signed an agreement with eFriendsNet Entertainment Corp., or EFN, a leading social networking company in the PRC, to purchase 10% of the total equity interest in EFN for $0.5 million. We completed the investment in March 2005. In January 2006, we sold all our shares in EFN for an immediate cash consideration of $1.7 million. We received an additional payment of $0.2 million in February 2007 pursuant to a payment mechanism in the sale agreement that provides for an additional payment if certain financial performance milestones are met by EFN after the completion of the sale of our equity interest.

Income Tax. Income tax decreased in 2007 mainly due to the decrease in the volume of our services and related revenues and the decrease in our operating profit.

Year ended December 31, 2006 compared to year ended December 31, 2005

Gross Revenues. Our gross revenues increased to $106.8 million in 2006 from $77.8 million in 2005. The increase in our gross revenues was largely due to the growth in the WVAS market in the PRC during the first half of 2006 and our acquisition of Sharp Edge in 2006. Our 2G revenues grew 155.1% from 2005 to 2006 and reached $54.7 million. The substantial growth in our SMS and other 2G usage and revenues was a result of our acquisition of Sharp Edge as well as increased product development and sales and marketing efforts devoted to 2G services. Our 2.5G revenues, however, decreased by 8.0%, primarily due to a decline in our WAP revenues. Our WAP revenues decreased primarily because of the longer free trial period required by China Mobile beginning from July 10, 2006. Our JavaTM revenues decreased because of user dissatisfaction with the instability of the China Mobile interface for mobile gaming. See “Item 5 — Operating and Financial Review and Prospects — Critical Accounting Policies — Revenue Recognition.”

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

Gross Profit. Our gross profit in 2006 increased from 2005 primarily due to the increase in the volume of our services and related revenues. We achieved a gross profit of $59.1 million in 2006 as compared to $46.4 million in 2005. Our gross profit as a percentage of total revenues decreased to 55.4% in 2006 from 59.7% in 2005 due to the higher percentage of revenues derived from users of telecommunications operators other than China Mobile, which generally charge higher service fees than does China Mobile, and an increase in the number of mobile handset manufacturers and other business partners with which we have cooperation agreements and to which we pay a portion of the net revenues that we receive from the telecommunications operators.

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

Gain on Sales of Investment. In December 2004, we signed an agreement with eFriendsNet Entertainment Corp., or EFN, a leading social networking company in the PRC, to purchase 10% of the total equity interest in EFN for $0.5 million. We completed the investment in March 2005. In January 2006, we sold all our shares in EFN for an immediate cash consideration of $1.7 million. We received an additional payment of $0.2 million in February 2007 pursuant to a payment mechanism in the sale agreement that provides for an additional payment if certain financial performance milestones are met by EFN after the completion of the sale of our equity interest.

Income Tax. Income tax increased in 2006 mainly because the tax holiday of KongZhong Beijing expired.

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating, investing and financing activities for the periods indicated.

	For the year ended December 31,
	2005	2006	2007
	(in thousands of US dollars)
Net cash provided by operating activities	$29,569.0	$28,010.2	$3,315.3
Net cash used in investing activities	(4,081.7)	(17,916.5)	(18,720.1)
Net cash provided by financing activities	205.8	2,190.3	152.2
Effect of exchange rate changes	734.3	1,976.5	6,193.3
Net (decrease) increase in cash and cash equivalents	26,427.4	14,260.5	(9,059.3)
Cash and cash equivalents, beginning of year	90,714.1	117,141.5	131,402.0
Cash and cash equivalents, end of year	$117,141.5	$131,402.0	$122,342.7

Prior to our initial public offering in July 2004, our primary sources of liquidity were capital contributions from our founders, private placements of preferred shares to investors and cash generated from operating activities. Since the completion of our initial public offering, our primary sources of liquidity have been cash flow from operating activities and the proceeds of our initial public offering. We used a portion of the proceeds of our public offering to expand our business through acquisitions in 2005, 2006 and 2007, and we anticipate that additional proceeds may be used to fund more acquisition activities. As of December 31, 2006 and December 31, 2007, our cash and cash equivalents were $131.4 million and $122.3 million, respectively.

We do not bill or collect payment from users of our services directly, but instead depend on the billing systems and records of China Mobile and other PRC telecommunications operators to record the volume of our services provided, charge our customers, collect payments and remit to us our revenues, minus transmission fees and service fees. If China Mobile or any other PRC telecommunications operator ceases to continue to cooperate with us, we will explore further cooperation with other telecommunications service providers and explore alternative billing systems to collect bills from customers.

Net cash provided by operating activities was $3.3 million in 2007 compared to net cash provided by operating activities of $28.0 million in 2006. The decrease resulted mainly from the decline in the volume of our services and related revenues and income from operations.

Net cash used in investing activities increased to $18.7 million in 2007 from $17.9 million in 2006. The amounts in both years represent mainly the payment of cash consideration for our acquisition of Sharp Edge.

Net cash provided by financing activities in 2007 was $0.2 million, which mainly represents proceeds from the exercise of employee stock options.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital purposes, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in incurring debt service obligations, which could result in operating and financial covenants that would restrict our operations. Given our short operating history, we currently do not have any lines of credit or loans with any commercial banks. As a result, we are unlikely to rely on any bank loans to meet our liquidity needs. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We are a holding company with no operations of our own. Our operations are conducted through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, BJXR or Beijing Chengxitong and our subsidiaries in the PRC. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon license and service fees paid by Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, BJXR or Beijing Chengxitong and dividends and other distributions paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends to us. In addition, PRC legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are also required to set aside up to 10%, of their after-tax net income, if any, each year to fund certain reserve funds. These reserve funds are not distributable as cash dividends. See “Item 3 — Key Information — Risk Factors — The dividends and other distributions on equity we may receive from our subsidiaries are subject to restrictions under PRC law or agreements that our subsidiaries may enter into with third parties.”

Indebtedness

As of December 31, 2007, we did not have any indebtedness, and we did not have any material debt securities or material mortgages or liens.

We intend to meet our future funding needs through cash flow generated from operating activities and our current cash and cash equivalents. Our treasury objective is to maintain safety and liquidity of our cash. Therefore, we have kept our cash and cash equivalents in short-term deposits and short-term government and high-grade corporate notes.

Our indebtedness as of each of December 31, 2005, 2006 and 2007 was nil.

Our operations in the PRC are subject to business tax at the rate of 3% to 8% on PRC taxable revenues as defined by the related PRC tax rules and regulations. We have calculated our PRC taxable revenues after deducting certain costs of revenues, including service fees, transmission charges payable to the telecommunications operators and business cooperation fees. We believe that our calculation of our PRC taxable revenues is consistent with PRC tax rules and regulations. However, we cannot assure you that PRC tax authorities in the future will not require changes in our calculation of taxable revenues for historical periods, which could have a material adverse impact on our financial position and results of operations.

Except as described above, as of December 31, 2007, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or purchase commitments, guarantees or other material contingent liabilities.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2007:

	Payments due by period
	Total	Within
		Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Short-term debt	$—	$—	$—	$—	$—
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease obligations	940.0	940.0	—	—	—
Purchase Obligations	2,461.0	1,261.0	1,200.0	—	—
Other contractual commitments	—	—	—	—	—
Total	$3,401.0	$2,201.0	$1,200.0	$—	$—

We entered into certain leasing arrangements relating to our office premises in March 2007. Our operating lease obligations as of March 31, 2008 are $0.6 million in 2008. As of December 31, 2007, we did not have any long-term debt obligations, short-term debt obligations or capital lease obligations.

Capital Expenditures

Our total capital expenditures in 2007, 2006, and 2005 were $1.9 million, $2.5 million and $2.1 million, respectively. We currently do not have any capital expenditures in progress. We did not have any material commitments for capital expenditures as of December 31, 2007.

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

As the telecommunications operators do not provide us with detailed revenue breakdown on a service-by-service basis, we depend on our internal database system to monitor revenues derived from each of our services. We make our business decisions based on our internal data, taking into account other factors including strategic considerations.

Other Off-balance Sheet Arrangements

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

Under the applicable tax laws in effect in the PRC before January 1, 2008, companies established in the PRC were generally subject to a statutory tax rate of 33%. However, various preferential tax treatments, including reduced tax rates and other measures, were available to foreign-invested enterprises and companies that met certain criteria. Although KongZhong Beijing, KongZhong China, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Beijing Chengxitong, BJXR and Beijing Anjian Xingye were incorporated in the PRC and thus subject to various state and local income tax laws, they benefited from the preferential tax treatments as high technology enterprises before January 1, 2008. KongZhong Beijing’s net income was tax-exempt until the end of 2005 and subject to a 7.5% EIT rate for 2006 and 2007. KongZhong China’s net income was tax-exempt until the end of 2007. Beijing AirInbox’s net income was tax-exempt until the end of 2004 and subject to a 7.5% EIT rate for 2005, 2006 and 2007. Beijing Boya Wuji’s net income was tax-exempt until the end of 2006 and subject to a 7.5% EIT rate for 2007. Beijing WINT’s net income was tax-exempt until the end of 2006 and subject to a 7.5% EIT rate for 2007. Tianjin Mammoth’s net income was subject to a 15% EIT rate until 2007. Beijing Chengxitong’s net income was subject to a 33% EIT rate for 2004 and 2005, was tax-exempt for 2006 after moving to Beijing and was subject to a 7.5% EIT rate for 2007. BJXR’s net income was tax-exempt until the end of 2006 and subject to a 7.5% EIT rate for 2007. Beijing Anjian Xingye’s net income was tax-exempt for 2007.

On March 16, 2007, the PRC National People’s Congress adopted the 2008 PRC Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. Under the New EIT Law, all enterprises in the PRC, including foreign-invested enterprises, are subject to a uniform EIT rate of 25%, thus revoking many of the tax exemptions, reductions and preferential treatments previously available to foreign-invested enterprises. On December 6, 2007, the State Council of the People’s Republic of China promulgated the Regulation on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China, or the New EIT Implementation Regulation, which also took effect on January 1, 2008.

According to the New EIT Law and the New EIT Implementation Regulation, preferential tax treatments, including a preferential EIT rate of 15%, will continue to be available to enterprises that are classified as “high and new technology enterprises strongly supported by the State” or conduct business in certain encouraged sectors. However, because the New EIT Law and the New EIT Implementation Regulation do not clearly specify the definition of “high and new technology enterprises strongly supported by the State”, our subsidiaries and operating companies may not qualify as such and thus may not be entitled to the preferential rate of 15%. We will seek to apply for the status of “high and new technology enterprises strongly supported by the State” for our subsidiaries and operating companies.

According to the New EIT Law and the New EIT Implementation Regulation, there will be a transition period for enterprises, whether foreign-invested or domestic, that had been receiving preferential tax treatments before January 1, 2008. Enterprises that were subject to an EIT rate lower than 25% can continue to enjoy such lower rates and gradually transition to the new 25% EIT rate within five years after January 1, 2008. Enterprises that were previously entitled to preferential tax treatments for fixed terms can continue to enjoy such treatments until such fixed terms expire. However, the specific EIT rates for KongZhong Beijing, KongZhong China, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Beijing Chengxitong, BJXR and Beijing Anjian Xingye for the transition period have not been decided. Nevertheless, Beijing AirInbox and Tianjin Mammoth were imposed a 25% EIT rate for the first quarter of 2008 while the other companies enjoyed their previous rates, which may be subject to adjustment in the future.

Under the New EIT Law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its “de facto management organization” located within the PRC. Non-resident enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its “de facto management organization” located also outside of the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishment in the PRC. Under the New EIT Implementation Regulation, “de facto management organization” is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New EIT Law and the New EIT Implementation Regulation, a resident enterprise’s global net income will be subject to a 25% EIT rate.

In addition, the New EIT Law and the New EIT Implementation Regulation provide that, in some circumstances, an income tax rate of 20% would be applied to dividends payable to foreign investors. However, dividend income received by a resident enterprise from another resident enterprise is exempted from the EIT. Under the New EIT Law and the New EIT Implementation Regulation, a non-resident enterprise’s net income originating from “sources within the PRC” will be subject to a 20% EIT rate. Under the New EIT Implementation Regulation, whether a dividend payment constitutes income from “sources within the PRC” is determined by the location of the enterprise which pays the dividend. Income tax on dividends from the PRC payable to a non-PRC-resident enterprise is at a rate of 10%. As a result, KongZhong Beijing, Beijing Anjian Xingye, KongZhong China and Wukong Shentong may be required to withhold all or part of such income tax when paying us dividends. The aggregate undistributed earnings of our subsidiaries and our PRC operating companies and their subsidiaries that are available for distribution to us as of December 31, 2007 are considered to be indefinitely reinvested under APB Opinion No. 23, “Accounting for Income Tax – Special Areas” and, accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to us under the New EIT Law and New EIT Implementation Regulation. The PRC tax authorities have also clarified that distributions made out of retained earnings derived from income before January 1, 2008 will not be subject to such withholding tax.

Beijing Boya Wuji recorded net losses in 2004 and 2005 and KongZhong China recorded a net loss in 2005, which they were permitted to carry forward for five years to offset future net income from the end of the period in which the loss was recorded. Each of Beijing Boya Wuji and KongZhong China recorded net profits in 2006 that were sufficient to realize the full tax benefit of the carry-forward net losses.

The following table summarizes the various PRC income tax rates and tax concessions applicable to each of our subsidiaries and operating companies as of December 31, 2007:

PRC entities	PRC state unified income tax rate (%)	PRC local income tax rate (%)	Concession from PRC state unified income tax	Concession from PRC local income tax	Year in which tax holiday commenced
KongZhong Beijing	15	N/A	Full exemption from 2003 to 2005 and 50% tax relief from 2006 to 2007	Full exemption from 2003 to 2007	2003
KongZhong China	15	N/A	Full exemption from 2005 to 2007	Full exemption from 2005 to 2007	2005
Beijing Anjian Xingye	15	N/A	Same as KongZhong China	Same as KongZhong China	2005
Wukong Shentong	30	3	None	N/A	N/A
Beijing AirInbox	15	N/A	Full exemption from 2003 to 2004 and 50% tax relief from 2005 to 2007	N/A	2003
Beijing Boya Wuji	15	N/A	Full exemption from 2004 to 2006 and 50% tax relief for 2007	N/A	2004
Beijing WINT	15	N/A	Same as Beijing Boya Wuji	N/A	2004
Beijing Chengxitong	15	N/A	Same as Beijing Boya Wuji	N/A	2004
BJXR	15	N/A	Same as Beijing Boya Wuji	N/A	2004
Tianjin Mammoth	15	N/A	Full exemption for 2 years from September 2003 to September 2005	N/A	September 2003

In addition, our revenues are subject to business taxes. Since August 2003, each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR is subject to a 3% business tax for WVAS, an 8% business tax for mobile advertising services and 5% business tax for other services. Each of KongZhong Beijing, KongZhong China, Tianjin Mammoth and Beijing Anjian Xingye is subject to a 5% business tax. In future periods, we expect that a substantial portion of our revenues will be generated through Beijing AirInbox, Beijing WINT, Beijing Chengxitong and BJXR. In addition, pursuant to the arrangements that KongZhong Beijing has entered into with each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and Beijing Chengxitong, that KongZhong China has entered into with Beijing AirInbox, and that Beijing Anjian Xingye has entered into with BJXR, each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR pays us service fees. The amount of such payments will be subject to the 5% business tax payable by KongZhong Beijing, KongZhong China and Beijing Anjian Xingye. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions — Related Party Transactions.”

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

The functions and powers of our Board include, among others:

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

Name	Age	Position
Yunfan Zhou	34	Chairman of the Board of Directors, Chief Executive Officer
Nick Yang	33	Director, President, Chief Technology Officer
Charlie Y. Shi	46	Independent Director
Hope Ni	35	Independent Director
Hui (Tom) Zhang	35	Independent Director
Hanhui Sun	36	Chief Financial Officer

Yunfan Zhou, 34, one of our founders, has served as the Chairman of the Board of Directors of our company and our Chief Executive Officer since our inception in May 2002. His current Board term expires in 2010. Prior to establishing our company, Mr. Zhou served as vice president, executive vice president and general manager of Sohu.com Inc., an Internet portal company, from October 2000 to March 2002. In June 1999, Mr. Zhou co-founded ChinaRen Inc., an Internet portal and community company, and served as chief operating officer and general manager until October 2000, when ChinaRen Inc. merged into Sohu.com Inc. Mr. Zhou holds a master’s degree in electrical engineering from Stanford University and a bachelor’s degree in electronic engineering from Tsinghua University.

Nick Yang, 33, one of our founders, has served as President, Director and Chief Technology Officer of our company since our inception in May 2002. His current Board term expires in 2008. Prior to establishing our company, Mr. Yang served as vice president of technology and chief technology officer of Sohu.com Inc. from October 2000 to March 2002. In June 1999, Mr. Yang co-founded ChinaRen Inc. and served as chief technology officer until October 2000, when ChinaRen Inc. merged into Sohu.com Inc. Mr. Yang serves as a director of HiU! Media. Mr. Yang holds a master’s degree in electrical engineering from Stanford University and a bachelor’s degree from the University of Michigan.

Charlie Y. Shi, 46, has been a Director of our company since October 2002 and an Independent Director since April 2004. His current Board term expires in 2008. Mr. Shi has been the managing director and a member of the Investment Committee of CMT ChinaValue Capital Advisors Limited since May 2004. From April 2001 to April 2004, Mr. Shi served as a managing director of China Assets Investment Management Limited, a Hong Kong-based investment management company. China Assets Investment Management Limited is the sole investment manager of China Assets (Holding) Limited, a Hong Kong registered investment fund that owns 100% of the shares of Global Lead Technology Limited, a holding company that held 13.3% of the shares of our company before our initial public offering and 9.1% immediately afterward. From February 2000 to March 2001, Mr. Shi was the senior vice president of SOFTBANK China Venture Capital Limited. He served as deputy managing director of an investment advisory and management subsidiary of China Insurance (Hong Kong) Group from February 1998 to December 1999, and served at Merrill Lynch & Co. from March 1992 to January 1998, where his last position was assistant vice president. Mr. Shi holds an MBA degree from California Lutheran University and a bachelor’s degree in economics from Fudan University in Shanghai. He is also a graduate of the Harvard Business School Advanced Management Program.

Hope Ni, 35, has been an Independent Director of our company since January 2007. Her current Board term expires in 2009. Ms. Ni has been a director of Comtech since January 2005 and was appointed the vice chairman of the board of directors of Comtech on January 1, 2008.  Until January 1, 2008, Ms. Ni served as chief financial officer and secretary for Comtech Group Inc., a Nasdaq Select Global Market-listed company (Nasdaq: COGO) and a leading provider of customized module and subsystem design solutions in China, which she joined in August 2004.  Prior to joining Comtech, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, specializing in corporate finance, during which she was actively involved in the initial public offerings and New York Stock Exchange/Nasdaq listings of a number of major global China-based companies. Prior to that, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni also serves on the board of Qianjia Consulting Company, which she founded in 2002, and ATA Inc., a Nasdaq-listed company (Nasdaq: ATAI). Ms. Ni received her J.D. degree from the University of Pennsylvania Law School and her bachelors degree in Applied Economics and Business Management from Cornell University.

Hui (Tom) Zhang, 35, has been an Independent Director of our company since January 2006. His current Board term expires in 2010. Dr. Zhang is the co-founder and CEO of Innofidei Inc., a fabless semiconductor company in the PRC founded in 2006. Dr. Zhang is also a co-founder of Vimicro International Corporation (Nasdaq: VIMC), a leading fabless semiconductor company in the PRC founded in 1999. Dr. Zhang also serves as an independent director of China Techfaith (Nasdaq: CNTF). He is secretary general of the Mobile Multimedia Technology Alliance (MMTA). Dr. Zhang received a bachelor of science degree from the University of Science & Technology of China and a Ph.D. in electrical engineering from the University of California at Berkeley. He received the 2005 University of California at Berkeley Outstanding Engineering Alumni Award.

Hanhui Sun, 36, has been Chief Financial Officer of our company since February 2007 and was an Independent Director of our company from July 2005 through January 2007. Before joining our company, Mr. Sun was the R&D group financial controller of Microsoft (China). Previously, Mr. Sun was a deputy general manager of the Association Container Business of Maersk (China) Shipping from 2005 to 2006 and the financial controller of SouFun.com, a real estate portal in the PRC, from 2004 to 2005. From 1995 to 2004, Mr. Sun worked in KPMG’s auditing practice, including eight years at KPMG in Beijing, where he was an audit senior manager, and two years at KPMG in Los Angeles. Mr. Sun earned a bachelor’s degree in business administration from the Beijing Institute of Technology in 1993. He is a Certified Public Accountant in the PRC.

There is no family relationship between any of our Directors or senior officers.

Hai Qi, who was our Senior Vice President of Sales and Marketing since October 2004, left the company in February 2008. Kingchuen Wong, who was our Senior Vice President of Corporate Development since September 2006 and Vice President of Corporate Development since 2004, left the company in June 2007.

As a Nasdaq listed company, we are required by the Nasdaq Listing Rules to have a majority of our Board comprised of independent directors. Our Independent Directors currently are Hope Ni, who was elected by our Board to take the place of Hanhui Sun, who resigned effective January 16, 2007; Hui (Tom) Zhang, who was elected by our Board to take the place of Yongqiang Qian, who resigned effective January 1, 2006; and Charlie Y. Shi, who was elected to a three-year term at the annual general meeting of shareholders in 2005. Our Independent Directors held executive sessions at which only Independent Directors were present once each quarter of 2007.

Our Memorandum and Articles of Association, as amended by the shareholders at a general meeting on September 6, 2005, provide for three classes of Directors, each with three-year terms. Retiring Directors are eligible for re-election. As part of the process of setting up the classified Board, however, Mr. Zhou and Mr. Qian were elected to two-year terms. Mr. Zhang, who replaced Mr. Qian, served the remainder of his term. Upon expiry of Mr. Zhou’s and Mr. Zhang’s Directors’ terms, Mr. Zhou and Mr. Zhang were re-elected to a three-year term at the annual general meeting of shareholders in September 2007. Each of our executive Directors has entered into a service contract with us, while other Directors have entered into no such agreements.

In 2007, each of our Independent Directors who served on three committees received $30,000 for each year of service, and Directors who served on fewer than three committees received $20,000 for each year of service. In 2008, each of our Independent Directors who serves on three committees receives $40,000 for each year of service, and Directors who serve on fewer than three committees receive $30,000 for each year of service. In addition, we grant stock options covering 2 million of our ordinary shares to each of our Independent Directors who serves on three committees. Such options are granted at the start of each Director’s three-year term of service and vest quarterly in 12 installments as long as such Director is continuing his Board service.

In addition, on February 14, 2007, we granted restricted share units covering 480,000 of our ordinary shares to each of our Independent Directors. Such restricted share units vest quarterly in 12 installments as long as such Director is continuing his Board service. Our Directors receive no benefits upon termination of services.

Each of our senior officers has entered into an employment agreement and a non-compete agreement with us. Pursuant to the employment agreements, each of our senior officers is entitled to receive a basic salary and may also receive an annual bonus if a certain level of performance has been achieved. All senior officers are bound by the confidentiality and non-competition provisions in their respective employment agreements and non-compete agreements with us. Our senior officers receive no benefits upon termination of service.

Board Practices

To enhance our corporate governance, our Board established three board committees: an audit committee, a nominations committee and a compensation committee, which are comprised solely of Independent Directors. Our Independent Directors held one meeting each quarter at which only Independent Directors were present.

Audit Committee

We have established an audit committee in accordance with the Nasdaq Listing Rules, which reviews our internal accounting procedures and considers and reports to our Board with respect to other auditing and accounting matters, including the selection of an independent registered public accounting firm, the scope of annual audits, fees to be paid to the independent registered public accounting firm and the performance of the independent registered public accounting firm. The committee has a formal written charter that sets forth its duties and powers. The current members of our audit committee are Charlie Y. Shi, Hui (Tom) Zhang and Hope Ni, each of whom is an Independent Director. Our Board has determined that Ms. Ni is an audit committee financial expert within the meaning of the U.S. securities laws. Our audit committee met at least once in each quarter of 2007.

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

Compensation of Directors and Senior Officers

Our senior officers receive compensation in the form of salaries, annual bonuses and stock options. We have entered into service agreements with each of our senior officers. None of these service agreements provide benefits to our senior officers upon termination. The aggregate remuneration paid and benefits in kind granted to our senior officers for the years ended December 31, 2007 and December 31, 2006 were approximately $0.6 million and $1.2 million, respectively. In addition, the aggregate remuneration paid to our non-executive Directors was $80,000 for each of the years ended December 31, 2007 and December 31, 2006.

In 2007, the total amount set aside or accrued by us or our subsidiaries to provide housing, medical and pension benefits, unemployment insurance and staff welfare for employees, including our executive Directors and senior officers, was $0.6 million.

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

2002 KongZhong Corporation Equity Incentive Plan

The 2002 Plan was approved by our shareholders at a meeting held on June 6, 2002. Pursuant to the 2002 Plan, we originally reserved a total of 70,000,000 ordinary shares for issuance under two categories of options: incentive stock options, which may only be granted to officers and employees of the related corporations, and non-qualified options, which may be granted to any employee, officer, Director, consultant or adviser of the related corporations. We increased the number of ordinary shares reserved for issuance under the 2002 Plan to 105,000,000 on February 15, 2004, and to 137,000,000 on September 6, 2005. Both increases have been approved by our shareholders.

As of December 31, 2007, under the 2002 Plan, we had granted an aggregate of 185,140,000 options, as adjusted by cancellations following initial grants and our share split, of which 60,533,100 had lapsed and 36,278,763 were exercisable at exercise prices ranging from $0.0025 to $0.3270 per ordinary share. The exercise price represents the fair market value of the underlying ordinary shares on the date the options were granted.

During 2007, under 2002 Plan, we granted options covering 23,800,000 of our ordinary shares, options covering 19,522,980 of our ordinary shares lapsed and options covering 3,256,640 of our ordinary shares were exercised. With respect to the options that we have granted to our employees, the vesting schedule for the incentive stock options provides for 25% of the options to vest on the first anniversary of the date of the grant, and the remaining 75% to vest in 12 equal quarterly installments beginning one calendar quarter after the date of such anniversary. With respect to the options that we have granted to our Independent Directors, the options are vested in 12 equal quarterly installments beginning one calendar quarter after the grant date. The expiration date for each option is ten years from the date of grant.

2006 KongZhong Corporation Equity Incentive Plan

The 2006 Plan was approved by our shareholders at our annual general meeting on October 12, 2006. Pursuant to the 2006 Plan, we have reserved a total of 40,000,000 ordinary shares for issuance in respect of stock options, restricted share units and other forms of equity compensation.

As of December 31, 2007, under the 2006 Plan, we had granted an aggregate of 37,280,000 restricted share units, as adjusted by cancellations following initial grants, of which 4,520,000 had lapsed. The price of the restricted share units is zero.

During 2007, under 2006 Plan, we granted restricted share units covering 37,280,000 of our ordinary shares, restricted share units covering 4,520,000 of our ordinary shares lapsed and restricted share units covering 360,000 of our ordinary shares were exercised. With respect to the restricted share units that we have granted to our employee, the vesting schedule provides for 25% of the restricted share units to vest on the first anniversary of the date of the grant, and the remaining 75% to vest in 12 equal quarterly installments beginning one calendar quarter after the date of such anniversary. With respect to the restricted share units that we have granted to our Independent Directors, the restricted share units are vested in 12 equal quarterly installments beginning one calendar quarter after the grant date. The expiration date for each restricted share unit is ten years from the date of grant.

Our Board administers the 2002 Plan and 2006 Plan and has wide discretion in awarding stock options, restricted share units and other forms of equity compensation. Subject to the provisions of the 2002 Plan and 2006 Plan, our Board determines who will be granted equity compensation, the type and timing of equity compensation to be granted, the vesting schedule and other terms and conditions of the equity compensation, including the exercise price of the stock options. On December 30, 2005, our Board, following the recommendation of the compensation committee, approved a resolution authorizing our chief executive officer to grant up to 8,000,000 stock options to non-officer employees without prior written approval by the compensation committee or the Board.

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

Our Board may terminate or amend the 2002 Plan and 2006 Plan at any time; provided, however, that our Board must seek our shareholders’ approval with respect to certain major modifications to the 2002 Plan and 2006 Plan, and, if such amendment or termination would adversely affect the rights of a grantee under any option granted, the approval of such grantee would be required. Without further action by our Board, the 2002 Plan will terminate on June 6, 2012 and the 2006 Plan will terminate on October 11, 2016.

The 2002 Plan and 2006 Plan provide for acceleration of awards upon the occurrence of certain consolidations, mergers, acquisitions or sale of all or substantially all assets or shares of our company. In any such case, our Board shall take, among others, one or more of the following actions: accelerate the date of exercise of such options or any installment of such options, provide a fixed period of time that the grantees must exercise such options or terminate all options in exchange for cash payment.

The following table sets forth information on stock options and restricted share units that have been granted and are outstanding as of December 31, 2007, pursuant to the 2002 Plan and the 2006 Plan.

	Ordinary shares underlying options						Restricted Stock Units
Name of grantee	2007 option grants		Pre-2007 option grants		Expiration date	Exercise price per share (US dollars)(1)	2007 grants		Expiration date
Directors and Senior Officers (2)
Charlie Y. Shi	—		2,000,000	(3)	Jan. 2, 2015	0.25	360,000	(4)	Feb. 13, 2017
Hope Ni	—		—		—	—	360,000	(5)	Feb. 13, 2017
Hui (Tom) Zhang	—		2,000,000	(6)	Dec. 31, 2015	0.3125	360,000	(7)	Feb. 13, 2017
Hanhui Sun	2,000,000	(8)	—	(9)	Nov. 11, 2007	0.11675	4,000,000	(10)	Feb. 13, 2017 to Nov. 11, 2017
Hai Qi	—		8,000,000	(11)	Oct. 27, 2014	0.1750	1,600,000	(12)	Feb. 13, 2017
Other employees (comprising 140 individuals)	21,600,000		41,164,180		June 30, 2012 to Nov. 11, 2017	0.0025 to 0.3270	27,320,000	(13)	Feb. 13, 2017 to Nov. 11, 2017
Total	23,600,000		53,164,180				32,400,000

(1)	The exercise price per share of options granted represents the fair market value of the underlying ordinary shares on the date the options were granted.
(2)
When Kingchuen Wong, our former Senior Vice President of Corporate Development, left the company in June 2007, her 2,700,000 unvested options and 1,600,000 restricted share units were immediately cancelled and her vested but unexercised options expired on September 30, 2007.

(3)	Charlie Shi’s options vest periodically beginning from March 31, 2005.
(4)
Charlie Shi was granted 480,000 restricted share units on February 14, 2007, which vest in 12 equal tranches beginning on May 14, 2007 and continuing at the end of each subsequent three-month period. As of December 31, 2007, 120,000 restricted share units were vested.

(5)
Hope Ni was granted 480,000 restricted share units on February 14, 2007, which vest in 12 equal tranches beginning on May 14, 2007 and continuing at the end of each subsequent three-month period. As of December 31, 2007, 120,000 restricted share units were vested.

(6)	Hui (Tom) Zhang’s options vest periodically beginning from March 31, 2006.
(7)
Hui (Tom) Zhang was granted 480,000 restricted share units on February 14, 2007, which vest in 12 equal tranches beginning on May 14, 2007 and continuing at the end of each subsequent three-month period. As of December 31, 2007, 120,000 restricted share units were vested.

(8)	Hanhui Sun’s options vest periodically beginning from November 12, 2008.
(9)
Hanhui Sun’s options, granted in his capacity as an Independent Director, vested periodically beginning from September 30, 2005. When he stepped down as an Independent Director in January 2007, his 600,000 unvested options were immediately cancelled and his 600,000 vested options were cancelled on April 15, 2007.

(10)
Hanhui Sun was granted 2,000,000 restricted share units on February 14, 2007 and 2,000,000 restricted share units on November 12, 2007, of which 25% vest on February 14, 2008, and the remaining 75% vest in 12 equal tranches beginning from May 14, 2008 and continuing at the end of each subsequent three-month period.

(11)
Hai Qi’s options vest periodically beginning from October 28, 2005. When Hai Qi, our former Senior Vice President of Sales and Marketing, left the company on February 29, 2008, his 1,500,000 unvested options were immediately cancelled. His vested but unexercised options expired on May 29, 2008.

(12)	When Han Qi, our former Senior Vice President of Sales and Marketing, left the company in February 2008, his 1,200,000 unvested restricted share units were immediately cancelled.
(13)
We granted restricted share units covering 31,840,000 of our ordinary shares on February 14, June 26 and November 12, 2007. As of December 31, 2007, 4,520,000 were cancelled because the recipients left the company and 27,320,000 remained outstanding.

Stock-based Compensation Expense

Prior to January 1, 2006, we recorded deferred stock compensation under APB 25 to represent the excess of the deemed fair value of our ordinary shares for accounting purposes over the option exercise prices. Prior to our initial public offering, we determined the deemed fair value of our ordinary shares based upon several factors, including a valuation report from an independent appraiser and the price of our then-most-recent preferred share placement. After our initial public offering, we used the Black-Scholes option pricing model to compute the fair value.

Starting from January 1, 2006, we adopted the Statement of Financial Accounting Standard 123R (SFAS 123R), “Share-Based Payment to account for share-based compensation.” We have used the modified prospective transition method and therefore have not restated the results from prior periods.

We recorded stock-based compensation expenses of $0.3 million, $1.6 million and $2.6 million for 2005, 2006 and 2007, respectively.

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

As of March 31, 2008, the following Directors and officers held beneficial ownership of ordinary shares in our company.

Name	Number of shares beneficially owned		Of which, shares underlying equity compensation awards that will vest within 60 days	% of our issued share capital as of March 31, 2008(1)
Yunfan Zhou	255,500,000		—	16.67%
Nick Yang	255,500,000	(2)	—	16.67%
Charlie Y. Shi	2,200,000		40,000	*
Hope Ni	200,000		40,000	*
Hui (Tom) Zhang	1,700,000		40,000	*
Hanhui Sun	625,000		125,000	*
Hai Qi(3)	500,000		—	*

(1)	Adjusted to reflect the issuance of ordinary shares upon full exercise of all outstanding options and restricted share units granted under our 2002 Plan and 2006 Plan.
(2)	Includes 120 million shares pledged as collateral for a loan and 9,600,000 shares proposed to be sold pursuant to Rule 144 of the Securities Act of 1933, as amended.
(3)	Hai Qi, our former Senior Vice President of Sales and Marketing, left the company in February 2008.

* Less than one percent.

Kingcheun Wong, our former Senior Vice President of Corporate Development, left the company in June 2007. As of March 31, 2008, Kingcheun Wong did not hold any ordinary shares in our company.

Employees

See “Item 4 — Information on the Company — Employees.”

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The table below sets forth certain information with respect to the beneficial owners of 5% or more of our ordinary shares as of the dates indicated:

	Shares beneficially owned as of July 8, 2004 (immediately prior to our initial public offering)		Shares beneficially owned as of the date of the shareholder’s most recent public filing or communication with the company
Name	Number	Percent	Number	Percent
Yunfan Zhou(1)	287,500,000	27.4%	255,500,000	18.0%
Nick Yang(2)	287,500,000	27.4%	255,500,000	18.0%
Samuel Shin Fang(3)	87,500,000	8.3%	82,618,920	5.8%
Fu Lam Wu(4)	81,666,660	7.8%	73,081,460	5.1%

(1)	As of March 31, 2008. Yunfan Zhou holds his shares in our company through Mobileren Inc., a British Virgin Islands company, which he wholly owns.
(2)	As of March 31, 2008 and includes 120 million shares pledged as collateral for a loan and 9,600,000 shares proposed to be sold pursuant to Rule 144 of the Securities Act of 1933, as amended.
(3)
As of March 31, 2008. Samuel Shin Fang is beneficial owner of our shares through four entities, which reported the following shareholding: eGarden I, a Cayman Islands company, 3.1%; Calver Investments Limited, a Channel Islands company, 2%; SF Capital Ltd., a British Virgin Islands company, 0.3%; and Luzon Investments Ltd., a Channel Islands company, 0.4%. eGarden I is 50%-owned by Luzon Investments Ltd., which Mr. Fang wholly owns. Mr. Fang owns 100% of Calver Investments Ltd. and SF Capital Ltd.

(4)	As of March 31, 2008. Fu Lam Wu holds her shares in our company through Lucky Dragon Holdings Group Ltd., a British Virgin Islands company, which she wholly owns.

None of our major shareholders has voting rights that differ from the voting rights of other shareholders.

As of December 31, 2007, there were 1,423,156,120 ordinary shares issued and outstanding. Citibank, N.A., the depositary under our ADS deposit agreement, has advised us that as of December 31, 2007, 21,441,071 ADSs, representing 857,642,840 common shares, were held of record by Cede & Co. and four other registered shareholders. We have no further information as to common shares held or beneficially owned by U.S. persons.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

Related Party Transactions

Contractual Arrangements relating to our Operating Companies

In order to comply with PRC regulations, we operate our business in the PRC through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR, companies that are wholly owned by PRC citizens. We have entered into a series of contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR and their respective shareholders, including agreements on provision of loans, provision of services and certain corporate governance and shareholder rights matters.

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

On March 31, 2004, we entered into a loan agreement with Yang Cha, one of our employees, and Songlin Yang, pursuant to which we have agreed to grant loans to Yang Cha in the amount of RMB4.4 million (approximately $563,474) and to Songlin Yang in the amount of RMB3.4 million (approximately $435,412). These loans are interest-free and the proceeds are to be exclusively invested into Beijing AirInbox as contribution to the capital increase in Beijing AirInbox by Yang Cha and Songlin Yang. The terms and conditions of this loan agreement are substantially the same as the loan agreement that we entered into with Yunfan Zhou, Songlin Yang and Zhen Huang on March 31, 2004. Pursuant to an amendment to the loan agreement among Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006, Songlin Yang and Linguang Wu replaced Yang Cha as a party to the loan agreement and assumed all the rights and obligations of Yang Cha under the loan agreement.

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

On October 16, 2006, Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang entered into a capital contribution transfer agreement. Pursuant to the agreement, Yang Cha transferred his capital contribution of RMB4.5 million in Beijing AirInbox to Linguang Wu and Yunfan Zhou transferred his capital contribution of RMB1 million in Beijing AirInbox to Guijun Wang. Upon the closing of this capital contribution transfer agreement, Linguang Wu holds 45%, Guijun Wang holds 10%, Songlin Yang holds 42% and Zhen Huang holds 3% of the total equity interest of Beijing AirInbox.

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

Yang Yang and Hai Qi, who are the current shareholders of Beijing WINT, entered into an option agreement with KongZhong Beijing on June 29, 2006 pursuant to which each of Yang Yang and Hai Qi granted KongZhong Beijing an option to purchase their respective equity interests in Beijing WINT for the lower of: (i) the lowest price permitted by then PRC laws, or (ii) the value of the audited net assets of Beijing WINT. The term of this agreement is until all the equity interests held by these shareholders have been purchased by KongZhong Beijing as permitted by the PRC laws. This agreement supersedes the exclusive option agreement entered into among KongZhong Beijing, Yang Yang, Linguang Wu and Guijun Wang on February 28, 2005.

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

Technical and Consulting Services Agreements. Beijing AirInbox entered into a technical and consulting services agreement with KongZhong Beijing on March 31, 2004, pursuant to which KongZhong Beijing will provide ongoing technical and consulting services to Beijing AirInbox. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of Beijing AirInbox for such quarter. KongZhong Beijing may partially waive any quarterly payment as long as: (i) the cash and cash equivalents owned by Beijing AirInbox is below RMB100 million (approximately $12,806,229); and (ii) the payment of service fees by AirInbox is no less than RMB5 million (approximately $640,311) for such quarter. The term of this agreement is for 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option.

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

Beijing Boya Wuji entered into an exclusive technical and consulting services agreement with KongZhong Beijing on March 31, 2004, pursuant to which KongZhong Beijing will provide certain technical and consulting services to Beijing Boya Wuji on an exclusive basis. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of Beijing Boya Wuji for such quarter, provided that Beijing Boya Wuji is profitable. The term of the agreement is for 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option.

Beijing WINT entered into an exclusive technical and consulting services agreement with KongZhong Beijing on February 28, 2005, pursuant to which KongZhong Beijing will provide certain technical and consulting services to Beijing WINT on an exclusive basis. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated monthly, based on a certain percentage of the revenues of Beijing WINT for such month. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law.

Beijing Chengxitong entered into an exclusive technical and consulting services agreement with KongZhong Beijing on November 21, 2005, pursuant to which KongZhong Beijing will provide certain technical and consulting services to Beijing Chengxitong on an exclusive basis. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated monthly, based on a certain percentage of the revenues of Beijing Chengxitong for such month. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law.

BJXR entered into an exclusive technical and consulting services agreement with Beijing Anjian Xingye on January 26, 2006, pursuant to which Beijing Anjian Xingye will provide certain technical and consulting services to BJXR on an exclusive basis. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of BJXR. The term of the agreement is until Beijing Anjian Xingye is dissolved according to PRC law or elects to terminate the agreement.

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

Beijing WINT, its then-shareholders, Yang Yang, Linguang Wu and Guijun Wang, and KongZhong Beijing entered into a business operation agreement on February 28, 2005. On June 29, 2006, following the execution of a capital contribution transfer agreement, the new shareholders of Beijing WINT, Yang Yang and Hai Qi, entered into a business operation agreement with Beijing WINT and KongZhong Beijing. This agreement supersedes the business operation agreement of February 28, 2005. Pursuant to the June 29, 2006 agreement, Beijing AirInbox and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing AirInbox will not engage in any transactions which may materially affect its assets, obligations, rights or operations, including (i) conducting any business which is beyond the ordinary scope of business; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or senior officers; (iv) selling or acquiring any assets or rights valued at more than RMB0.2 million (approximately $25,612), including but not limited to intellectual property rights; (v) providing guarantees for any third party with its assets or intellectual property rights or any other guarantees or incurring any obligations over its assets; (vi) amending the articles of association or changing the business scope of Beijing AirInbox; (vii) changing the normal operational process or amending any material bylaws of Beijing AirInbox; (viii) assigning to any third party its rights or obligations under this agreement. In addition, Beijing AirInbox and its shareholders will appoint the designees of KongZhong Beijing as the directors and president of Beijing AirInbox, and the nominees of KongZhong Beijing as the general manager, chief financial officer and other senior officers of Beijing AirInbox. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing authority to exercise all of the respective shareholder’s rights in Beijing AirInbox. The term of this agreement is for 10 years from the date of execution and is automatically renewable unless KongZhong Beijing gives written notice three months prior to expiration of the agreement.

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

Investment in HiU! Media

On January 11, 2008, we entered into a definitive agreement to acquire 9.87% of the total equity interest of HiU! Media for a consideration of $1.5 million. HiU! Media, a company incorporated in the Cayman Islands and based in the PRC, provides marketing and advertising networks and solutions targeting residential communities in the PRC. Prior to the transaction, Nick Yang, our Director, President and Chief Technology Officer, had been a director for HiU! Media and a significant shareholder who could exercise significant influence over HiU! Media. As a result, he was excluded from our Board’s deliberation and decision with respect to the acquisition of the equity interest in HiU! Media. Subsequent to the closing of the transaction in January 2008, Nick Yang has continued to act as a director for HiU! Media and remains a significant shareholder who could exercise significant influence over HiU! Media. We accounted for this investment by using the cost method.

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

The high and low closing prices of our ADSs on Nasdaq since listing are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2005	14.48	6.80
2006	15.04	5.56
2007	9.53	3.53
Quarterly:
First Quarter, 2006	15.04	11.05
Second Quarter, 2006	14.09	8.15
Third Quarter, 2006	8.69	5.56
Fourth Quarter, 2006	10.15	6.52
First Quarter, 2007	9.53	6.68
Second Quarter, 2007	7.28	4.73
Third Quarter, 2007	8.53	3.53
Fourth Quarter, 2007	8.46	4.49
First Quarter, 2008	6.89	4.33
Monthly
December 2007	6.48	5.00
January 2008	6.89	4.63
February 2008	6.34	4.97
March 2008	6.11	4.33
April 2008	4.74	4.20
May 2008	5.18	4.08
June 2008 (through June 18)	4.56	4.13

(1)	Our ADSs commenced trading on Nasdaq on July 9, 2004.

Item 10. Additional Information

Share Capital

Not applicable.

Memorandum and Articles of Association

On September 6, 2005, our shareholders Annual General Meeting voted to amend our Articles of Association to (i) set a three-year term for Directors, whose terms previously had not been limited by the Articles of Association, (ii) create a Board with three classes of Directors, (iii) authorize the Board to appoint Directors in addition to the existing Directors, up to a total of 11 Directors, and (iv) allow shareholders to remove any Director during his term only for negligence or other reasonable cause. The shareholders Annual General Meeting also voted to amend our Articles of Association to authorize the Board to cause us to repurchase our own shares from time to time. These amendments may have the effect of delaying, deferring or preventing a change of control of our company.

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

If a partnership holds the ADSs, the United States Federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ADSs should consult its tax advisor with regard to the United States Federal income tax treatment of its investment in the ADSs.

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

Taxation of Dividends

Under the United States Federal income tax laws, and subject to the PFIC rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States Federal income tax purposes) is subject to United States Federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will not be qualified dividend income for any distribution in any year that we are a PFIC or in the year following a year in which we were a PFIC. Those dividends will be taxable to you at ordinary income tax rates. For all other years, dividends we pay with respect to the ADSs generally will be qualified dividend income, provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States.

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

PFIC Rules

We believe that the ADSs are likely to be treated as stock of a PFIC for United States Federal income tax purposes.

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

Based upon an analysis of the value of our assets as of December 31, 2007, we were a PFIC during 2007 for the U.S. Federal income tax purposes. As a result, in general, if you are a U.S. holder, you will be subject to the special PFIC tax rules or, if you make a mark-to-market election, the mark-to-market rules.

Special PFIC Tax Rules

If you are a U.S. holder and do not make a mark-to-market election, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ordinary shares or ADSs (including the pledging of your ordinary shares or ADSs as security for a loan); and

•
any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the ordinary shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares or ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

Mark-to-market Rules

The special PFIC tax rules described above will not apply to you if you make an effective mark-to-market election, which is, you elect to mark-to-market annually the gains and losses in our ADSs, and our ADSs are treated as “marketable stock.” We believe that our ADSs are and will continue to be “marketable stock” as long as they continue to be traded on Nasdaq, other than in de minimis quantities, on at least 15 days during each calendar quarter. Under the mark-to-market rules, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs at the end of the taxable year over your adjusted basis in your ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You may also take ordinary losses in respect of the excess, if any, of the adjusted basis of your ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your ADSs will be taxed as ordinary income. The mark-to-market election will generally apply to any taxable year in which we are treated as a PFIC and you hold our ADSs.

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

Your ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your ADSs, you will be treated as having a new holding period in your ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies.

Please consult your tax advisor as to the availability and tax consequences of a mark-to-market election.

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

Foreign Currency Risk

While our reporting currency is the U.S. dollar, the majority of our revenues, costs and liabilities are denominated in Renminbi. As of December 31, 2007, about 68% of our assets were denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the People’s Bank of China introduced a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. Daily fluctuations of the Renminbi against the basket of currencies were limited to 0.3% per day until May 21, 2007, when the floating band was widened to 0.5% per day, according to an announcement by the People’s Bank of China. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. We cannot guarantee that the Renminbi will not be permitted to enter into a full float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Because we receive substantially all of our revenues in Renminbi and a majority of our cash and cash equivalents are denominated in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. As of December 31, 2007, we had cash and cash equivalents at the amount of $122.3 million. A 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately $0.9 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately $0.9 million in our total amount of cash and cash equivalents.

In recent years, the government of the PRC has been under international pressure to revalue the Renminbi in order to encourage Chinese imports of foreign products. Because we receive substantially all of our revenues in Renminbi, any fluctuation in the exchange rate between U.S. dollars and Renminbi will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms. See “Item 3 — Key Information — Risk Factors — Risks Relating to the People’s Republic of China — Fluctuation of the Renminbi could materially affect the value of our ADSs.”

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk and may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

From our inception to 2006, the PRC did not experience significant inflation. However, according to the China Statistical Bureau, the PRC’s overall national inflation rate, as represented by the general consumer price index, increased from 1.8% in 2006 to 4.8% in 2007, and we expect the inflation rate to continue to increase in the coming year. Inflation generally affects us by increasing the cost of our personnel, technology, content and rent. As we did not have any indebtedness as of December 31, 2007, and we intend to meet our future funding needs through cash flow generated from operating activities and the proceeds from our initial public offering, we do not believe inflation will have a material effect on our financing cost.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

On September 6, 2005, our shareholders Annual General Meeting voted to amend our Articles of Association to (i) set a three-year term for Directors, whose terms previously had not been limited by the Articles of Association, (ii) create a Board with three classes of Directors, (iii) authorize the Board to appoint Directors in addition to the existing Directors, up to a total of 11 Directors, and (iv) allow shareholders to remove any Director during his term only for negligence or other reasonable cause. The shareholders Annual General Meeting also voted to amend our Articles of Association to authorize the Board to cause us to repurchase our own shares from time to time. These amendments may have the effect of delaying, deferring or preventing a change of control of our company.

Use of Proceeds

The following “Use of Proceeds” information relates to our registration statement on Form F-1 (File No. 333-116172) filed by us in connection with our initial public offering. The registration statement became effective on July 8, 2004.

The net proceeds to us from our initial public offering, after deducting fees and expenses, were $73,434,703. As of December 31, 2007, we spent $35.8 million of the net proceeds to expand our business through acquisitions and $10.5 million on general corporate purposes. We are continuously examining opportunities to expand our business through acquisitions, and anticipate that the remaining $27.1 million of the proceeds from our initial public offering may be used to fund additional acquisition activities. The following table sets forth our use of the net proceeds of our initial public offering as of December 31, 2007:

Use of Proceeds	Amount (US$ ‘000)
Acquisition of or investment in other businesses	35,800
General corporate purposes	10,500

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2007 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
KongZhong Corporation

We have audited the internal control over financial reporting of KongZhong Corporation, its subsidiaries and variable interest entities (collectively, the “Company”) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated June 5, 2008, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of the recognition and measurement methods under Statement of Financial Accounting Standards No. 123(R), Share-based Payment, and Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109”.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, The People’s Republic of China

June 5, 2008

Item 16A. Audit Committee Financial Expert

On January 16, 2007, our Board accepted the resignation of Hanhui Sun as a Director, effective immediately, and elected Hope Ni to take his place and become the third member of the audit committee, also effective January 16, 2007. Our Board determined that Ms. Ni, who is one of our Independent Directors, according to the requirements of the US securities laws and the Nasdaq Listing Rules, is an audit committee financial expert within the meaning of the U.S. securities laws. See “Item 6 — Directors and Senior Management and Employees.”

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

Item 16C. Principal Accountant Fees and Services

Deloitte Touche Tohmatsu CPA Ltd. has served as our independent registered public accounting firm for each of the fiscal years ended on December 31, 2005, December 31, 2006 and December 31, 2007, for which audited financial statements appear in this annual report on Form 20-F. The independent registered public accounting firm is elected annually by our shareholders at the Annual General Meeting. The audit committee will propose to our shareholders at the 2008 Annual General Meeting that Deloitte Touche Tohmatsu CPA Ltd. be elected as our auditor for fiscal 2008.

Audit Fees

The aggregate fees billed in each of 2005, 2006 and 2007 for professional services rendered by the independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were $0.2 million, $0.3 million and $0.6 million, respectively.

Audit-Related Fees

The aggregate fees billed in each of 2005, 2006 and 2007 for assurance and related services rendered by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were nil, $1,542 and $27,764, respectively.

Tax Fees

The aggregate fees billed in each of 2005, 2006 and 2007 for professional services relating to tax compliance, tax advice and tax planning rendered by the independent registered public accounting firm were approximately nil, $55,000 and $59,000, respectively.

All Other Fees

The aggregate fees billed in each of 2005, 2006 and 2007 for products and services provided by the independent registered public accounting firm, other than the services reported above under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees,” were nil in all three years.

Audit Committee’s Pre-approval Policies and Procedures

The Audit Committee of our Board is directly responsible for the appointment, compensation and oversight of the work of the independent registered public accounting firms. Pursuant to the Audit Committee Charter adopted by the Board on June 11, 2004, the committee has the authority and responsibility to appoint, retain and terminate an independent registered public accounting firm (subject, if applicable, to shareholder ratification), and has sole authority to approve all audit engagement fees and terms. The Audit Committee has the power to pre-approve, or to adopt appropriate procedures to pre-approve, all audit and non-audit services to be provided by the independent registered public accounting firms, and to consider whether the outside auditor’s provision of non-audit services to us is compatible with maintaining the independence of the outside auditors. The Audit Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent registered public accounting firms, provided that such approvals are presented to the Audit Committee at its next scheduled meeting.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2007, neither we nor any affiliated purchasers made any purchases of our ordinary shares.

PART III

Item 17. Financial Statements

We have elected to provide financial statements and related information specified in Item 18.

Item 18. Financial Statements

See “Index to Consolidated Financial Statements for the Years Ended December 31, 2005, 2006 and 2007” for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

Number	Description of Exhibit
1.1(4)	Amended and Restated Articles of Association, as adopted on September 6, 2005.
1.2(1)	Amended and Restated Memorandum of Association, as adopted on June 11, 2004.
2.1(1)	Specimen of share certificate.
2.2(2)
Form of Deposit Agreement among the registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts thereunder, including the form of American Depositary Receipt.

4.1(1)	Shareholders Agreement.
4.2(1)	Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004.
4.3(5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Zhen Huang, Guijun Wang and Yunfan Zhou, dated October 16, 2006.
4.4(1)	Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004.
4.5(5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006.
4.6(1)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.
4.7(5)	Exclusive Technical and Consulting Services Agreement between KongZhong China Co., Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated July 1, 2006.
4.8(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated June 30, 2005.
4.9(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 29, 2005.
4.10(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated September 30, 2005.
4.11(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated December 31, 2005.
4.12(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated February 28, 2006.

Number	Description of Exhibit
4.13(5)
Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.14(5)	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.
4.15(5)	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.
4.16(5)	Power of Attorney by Yang Yang, dated March 1, 2005.
4.17(5)	Power of Attorney by Yang Li, dated November 21, 2005.
4.18(5)	Power of Attorney by Xuelei Wu, dated November 21, 2005.
4.19(5)	Power of Attorney by Yang Li, dated January 28, 2006.
4.20(5)	Power of Attorney by Guijun Wang, dated January 28, 2006.
4.21(5)	Power of Attorney by Qi Hai, dated June 29, 2006.
4.22(5)	Power of Attorney by Linguang Wu, dated October 16, 2006.
4.23(5)	Power of Attorney by Guijun Wang, dated October 16, 2006.
4.24(1)	Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.
4.25(1)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.
4.26(1)	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.
4.27(5)	Cooperation Agreement on MonternetTM WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., undated.
4.28(5)	Cooperation Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., undated.
4.29	Cooperation Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 17, 2008.
4.30	Technical Service Agreement between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated September 1, 2007.
4.31	Technical Service Agreement between China Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 5, 2007.
4.32(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated May 27, 2004.
4.33(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 27, 2004.
4.34(4)
Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., for rooms 01, 02, 03, 09, 10 and 11 on the 7th floor of the Tengda Building, dated February 25, 2005.

Number	Description of Exhibit
4.35(4)
Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., for rooms 01, 02, 03 and 11 on the 22nd floor of the Tengda Building, dated February 25, 2005.

4.36(4)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 31, 2005.
4.37	Form of Employment Agreement.
4.38	Form of Confidentiality and Non-Compete Agreement.
4.39(5)	Capital Contribution Transfer Agreement among Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang, dated October 16, 2006.
4.40(4)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Li Yang, Wu Xuelei and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.
4.41(4)
Share Purchase Agreement among KongZhong Corporation, Wang Gui Jun, Li Yang, Sharp Edge Group Limited, Anjian Xingye Technology (Beijing) Company Limited, Beijing Xinrui Network Technology Company Limited, the Xinrui Shareholders, Ho Chi Sing, Sun Jing Ye and Ai Li, dated January 26, 2006.

4.42(4)	Exclusive Technical and Consulting Services Agreement among Anjian Xingye Technology (Beijing) Company Limited and Beijing Xinrui Network Technology Company Limited, dated January 26, 2006.
4.43(4)	Share Disposition Agreement among Anjian Xingye Technology (Beijing) Company Limited, Wang Guijun and Li Yang, dated January 28, 2006.
4.44(4)	Share Pledge Agreement among Anjian Xingye Technology (Beijing) Company Limited, Wang Guijun and Li Yang, dated January 26, 2006.
4.45(4)	Business Operations Agreement among Anjian Xingye Technology (Beijing) Company Limited, Beijing Xinrui Network Technology Company Limited, Wang Guijun and Li Yang, dated January 26, 2006.
4.46(4)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.
4.47(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.
4.48(4)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.
4.49(5)	Capital Contribution Transfer Agreement among Zhen Huang, Yunfan Zhou and Beijing AirInbox Information Technologies Co., Ltd., dated October 27, 2006.
4.50(5)	Capital Contribution Transfer Agreement among Linguang Wu, Guijun Wang, Hai Qi and Yang Yang, dated June 29, 2006.
4.51(5)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang and Hai Qi, dated June 29, 2006.
4.52(4)
Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Wireless Interactive Network Technologies Co., Ltd., dated February 28, 2005.

4.53(5)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang and Hai Qi, dated June 29, 2006.
4.54(5)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang and Hai Qi, dated June 29, 2006.

Number	Description of Exhibit
4.55(4)	Lease Agreement between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 16, 2006.
4.56(4)
Supplemental Agreement No. 1 to the Premises Lease Agreement No. TD0196 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.57(5)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0196 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 22, 2007.

4.58(4)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0155 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.59(4)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0175 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.60(4)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0130 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.61(5)
Supplemental Agreement No. 5 to the Premises Lease Agreement No. TD0130 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 22, 2007.

4.62(4)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0131 between Beijing Gaoling Estate Development Co. Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated April 16, 2006.

4.63(5)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0131 between Beijing Gaoling Estate Development Co. Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated March 22, 2007.

4.64(4)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0154 between Beijing Gaoling Estate Development Co. Ltd., Beijing AirInbox Information Technologies Co., Ltd. and KongZhong (China) Co., Ltd., dated April 14, 2006.

4.65(4)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0154 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

8.1	List of Significant Subsidiaries and Consolidated Entities.
11.1(3)	Code of Business Conduct and Ethics.
12.1	CEO Certification pursuant to Rule 13a – 14(a).
12.2	CFO Certification pursuant to Rule 13a – 14(a).
13.1	CEO Certification pursuant to Rule 13a – 14(b).
13.2	CFO Certification pursuant to Rule 13a – 14(b).
23.1	Consent of King & Wood.
23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.
_____________________________

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation as filed with the SEC on June 28, 2005 and incorporated herein by reference thereto.

(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 16, 2006 and incorporated herein by reference thereto.

(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 20, 2007 and incorporated herein by reference thereto.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 19, 2008

KongZhong Corporation

By:	/s/ Yunfan Zhou
Name: Yunfan Zhou
Title: Chief Executive Officer

EXHIBITS

Number	Description of Exhibit
1.1(4)	Amended and Restated Articles of Association, as adopted on September 6, 2005.
1.2(1)	Amended and Restated Memorandum of Association, as adopted on June 11, 2004.
2.1(1)	Specimen of share certificate.
2.2(2)
Form of Deposit Agreement among the registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts thereunder, including the form of American Depositary Receipt.

4.1(1)	Shareholders Agreement.
4.2(1)	Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004.
4.3(5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Zhen Huang, Guijun Wang and Yunfan Zhou, dated October 16, 2006.
4.4(1)	Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004.
4.5(5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006.
4.6(1)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.
4.7(5)	Exclusive Technical and Consulting Services Agreement between KongZhong China Co., Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated July 1, 2006.
4.8(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated June 30, 2005.
4.9(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 29, 2005.
4.10(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated September 30, 2005.
4.11(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated December 31, 2005.
4.12(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated February 28, 2006.
4.13(5)
Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.14(5)	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.
4.15(5)	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.
4.16(5)	Power of Attorney by Yang Yang, dated March 1, 2005.
4.17(5)	Power of Attorney by Yang Li, dated November 21, 2005.
4.18(5)	Power of Attorney by Xuelei Wu, dated November 21, 2005.

Number	Description of Exhibit
4.19(5)	Power of Attorney by Yang Li, dated January 28, 2006.
4.20(5)	Power of Attorney by Guijun Wang, dated January 28, 2006.
4.21(5)	Power of Attorney by Qi Hai, dated June 29, 2006.
4.22(5)	Power of Attorney by Linguang Wu, dated October 16, 2006.
4.23(5)	Power of Attorney by Guijun Wang, dated October 16, 2006.
4.24(1)	Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.
4.25(1)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.
4.26(1)	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.
4.27(5)	Cooperation Agreement on MonternetTM WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., undated.
4.28(5)	Cooperation Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., undated.
4.29	Cooperation Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 17, 2008.
4.30	Technical Service Agreement between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated September 1, 2007.
4.31	Technical Service Agreement between China Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 5, 2007.
4.32(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated May 27, 2004.
4.33(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 27, 2004.
4.34(4)
Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., for rooms 01, 02, 03, 09, 10 and 11 on the 7th floor of the Tengda Building, dated February 25, 2005.

4.35(4)
Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., for rooms 01, 02, 03 and 11 on the 22nd floor of the Tengda Building, dated February 25, 2005.

4.36(4)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 31, 2005.
4.37	Form of Employment Agreement.
4.38	Form of Confidentiality and Non-Compete Agreement.
4.39(5)	Capital Contribution Transfer Agreement among Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang, dated October 16, 2006.
4.40(4)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Li Yang, Wu Xuelei and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

Number	Description of Exhibit
4.41(4)
Share Purchase Agreement among KongZhong Corporation, Wang Gui Jun, Li Yang, Sharp Edge Group Limited, Anjian Xingye Technology (Beijing) Company Limited, Beijing Xinrui Network Technology Company Limited, the Xinrui Shareholders, Ho Chi Sing, Sun Jing Ye and Ai Li, dated January 26, 2006.

4.42(4)	Exclusive Technical and Consulting Services Agreement among Anjian Xingye Technology (Beijing) Company Limited and Beijing Xinrui Network Technology Company Limited, dated January 26, 2006.
4.43(4)	Share Disposition Agreement among Anjian Xingye Technology (Beijing) Company Limited, Wang Guijun and Li Yang, dated January 28, 2006.
4.44(4)	Share Pledge Agreement among Anjian Xingye Technology (Beijing) Company Limited, Wang Guijun and Li Yang, dated January 26, 2006.
4.45(4)	Business Operations Agreement among Anjian Xingye Technology (Beijing) Company Limited, Beijing Xinrui Network Technology Company Limited, Wang Guijun and Li Yang, dated January 26, 2006.
4.46(4)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.
4.47(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.
4.48(4)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.
4.49(5)	Capital Contribution Transfer Agreement among Zhen Huang, Yunfan Zhou and Beijing AirInbox Information Technologies Co., Ltd., dated October 27, 2006.
4.50(5)	Capital Contribution Transfer Agreement among Linguang Wu, Guijun Wang, Hai Qi and Yang Yang, dated June 29, 2006.
4.51(5)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang and Hai Qi, dated June 29, 2006.
4.52(4)
Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Wireless Interactive Network Technologies Co., Ltd., dated February 28, 2005.

4.53(5)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang and Hai Qi, dated June 29, 2006.
4.54(5)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang and Hai Qi, dated June 29, 2006.
4.55(4)	Lease Agreement between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 16, 2006.
4.56(4)
Supplemental Agreement No. 1 to the Premises Lease Agreement No. TD0196 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.57(5)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0196 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 22, 2007.

4.58(4)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0155 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

4.59(4)
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

4.61(5)
Supplemental Agreement No. 5 to the Premises Lease Agreement No. TD0130 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 22, 2007.

4.62(4)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0131 between Beijing Gaoling Estate Development Co. Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated April 16, 2006.

4.63(5)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0131 between Beijing Gaoling Estate Development Co. Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated March 22, 2007.

4.64(4)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0154 between Beijing Gaoling Estate Development Co. Ltd., Beijing AirInbox Information Technologies Co., Ltd. and KongZhong (China) Co., Ltd., dated April 14, 2006.

4.65(4)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0154 between Beijing Gaoling Estate Development Co. Ltd. and Beijing AirInbox Information Technologies Co. Ltd., dated April 16, 2006.

8.1	List of Significant Subsidiaries and Consolidated Entities.
11.1(3)	Code of Business Conduct and Ethics.
12.1	CEO Certification pursuant to Rule 13a – 14(a).
12.2	CFO Certification pursuant to Rule 13a – 14(a).
13.1	CEO Certification pursuant to Rule 13a – 14(b).
13.2	CFO Certification pursuant to Rule 13a – 14(b).
23.1	Consent of King & Wood.
23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.
_____________________________

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation as filed with the SEC on June 28, 2005 and incorporated herein by reference thereto.

(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 16, 2006 and incorporated herein by reference thereto.

(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 20, 2007 and incorporated herein by reference thereto.

KONGZHONG CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
KONGZHONG CORPORATION

We have audited the accompanying consolidated balance sheets of KongZhong Corporation and its subsidiaries and variable interest entities (the "Company") as of December 31, 2006 and 2007 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2005, 2006 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of KongZhong Corporation and its subsidiaries and variable interest entities at December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based payment". In addition, effective January 1, 2007, the Company adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes— An Interpretation of FASB Statement No. 109".

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 5, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, The People's Republic of China
June 5, 2008

KONGZHONG CORPORATION

CONSOLIDATED BALANCE SHEETS
(In US dollars)

	As of December 31,
	2006	2007
Assets

Current assets
Cash and cash equivalents	$131,402,007	$122,342,672
Accounts receivable net of allowance of $Nil as of December 31, 2006 and 2007	11,568,608	14,992,907
Prepaid expenses and other current assets	2,375,318	4,498,117

Total current assets	145,345,933	141,833,696
Rental deposits	460,838	446,816
Property and equipment, net	3,100,776	3,426,451
Goodwill	15,835,856	34,918,685
Acquired intangible assets, net	1,997,625	1,266,274

Total assets	$166,741,028	$181,891,922

Liabilities and shareholders' equity

Current liabilities
Accounts payable	$6,012,740	$5,596,931
Accrued expenses and other current liabilities	4,246,296	5,001,149
Income tax payable	562,532	695,054

Total current liabilities	$10,821,568	$11,293,134
Non-current deferred tax liability	142,478	123,022

Total liabilities	$10,964,046	$11,416,156

Ordinary shares ($0.0000005 par value; 999,419,000,000 shares authorized, 1,423,156,120 and 1,423,156,120 shares issued and outstanding in 2006 and 2007, respectively)	711	711
Additional paid-in capital	82,027,122	84,729,618
Accumulated other comprehensive income	4,599,695	13,764,239
Statutory reserve	6,108,651	6,764,705
Retained earnings	63,040,803	65,216,493

Total shareholders' equity	155,776,982	170,475,766

Total liabilities, minority interest and shareholders' equity	$166,741,028	$181,891,922

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In US dollars)

	For the years ended December 31,
	2005	2006	2007

Gross revenues	$77,752,823	$106,769,217	$74,016,944
Cost of revenues	(31,323,123)	(47,665,422)	(36,495,577)

Gross profit	46,429,700	59,103,795	37,521,367

Operating expenses
Product development
(including share-based compensation expense of $123,849, $547,735 and $840,075 for 2005, 2006 and 2007, respectively)	8,530,745	12,026,262	12,535,242
Selling and marketing
(including share-based compensation expense of $76,276, $425,375 and $706,385 for 2005, 2006 and 2007, respectively)	5,389,837	16,755,155	18,094,164
General and administrative
(including share-based compensation expense of $147,673, $665,129 and $1,003,858 for 2005, 2006 and 2007, respectively)	7,607,015	9,105,184	7,220,991
Class action lawsuit settlement including related legal expenses	4,843,417	-	-

Total operating expenses	26,371,014	37,886,601	37,850,397

Income (loss) from operations	20,058,686	21,217,194	(329,030)

Other income (expenses), net	6,493	(49,056)	-
Interest income	2,639,531	3,866,908	3,809,972
Gain on sales of investment	-	1,240,805	207,631

Net income before income taxes	22,704,710	26,275,851	3,688,573
Income taxes expense	530,424	1,584,206	856,829

Net income	$22,174,286	$24,691,645	$2,831,744

Net income per share, basic	$0.02	$0.02	$0.00

Net income per share, diluted	$0.02	$0.02	$0.00

Weighted average shares used in calculating basic net income per share	1,377,102,380	1,399,872,743	1,423,156,120

Weighted average shares used in calculating diluted net income per share	1,424,683,570	1,418,255,296	1,430,910,421

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In US dollars)

				Accumulated
			Additional	other			Total
	Ordinary shares		paid-in	comprehensive	Statutory	Retained	shareholders'	Comprehensive
	Shares	Amount	capital	income	reserve	earnings	equity	income

Balance as of January 1, 2005	1,371,600,000	$685	$77,524,108	$12	2,150,916	$20,132,607	$99,808,328

Issuance of ordinary shares upon exercise of non-employee options	1,000,000	1	53,578	-	-	-	53,579
Issuance of ordinary shares upon exercise of employee options	11,923,600	6	248,918	-	-	-	248,924
Amortization of deferred stock compensation	-	-	347,798	-	-	-	347,798
Provision for statutory reserve	-	-	-	-	2,422,590	(2,422,590)	-
Foreign currency translation adjustments	-	-	-	1,140,810			1,140,810	$1,140,810
Net income	-	-	-	-	-	$22,174,286	22,174,286	22,174,286

Balance as of December 31, 2005	1,384,523,600	$692	$78,174,402	$1,140,822	$4,573,506	$39,884,303	123,773,725	$23,315,096

Issuance of ordinary shares upon exercise of employee options	38,632,520	19	2,214,481	-	-	-	2,214,500
Share-based compensation recognized	-	-	1,638,239	-	-	-	1,638,239
Provision for statutory reserve	-	-	-	-	1,535,145	(1,535,145)	-
Foreign currency translation adjustments	-	-	-	3,458,873	-	-	3,458,873	$3,458,873
Net income	-	-	-	-	-	24,691,645	24,691,645	24,691,645

Balance as of December 31, 2006	1,423,156,120	$711	$82,027,122	$4,599,695	$6,108,651	$63,040,803	$155,776,982	$28,150,518

Issuance of ordinary shares upon exercise of employee options	-	-	152,178	-	-	-	152,178
Share-based compensation recognized	-	-	2,550,318	-	-	-	2,550,318
Provision for statutory reserve	-	-	-		656,054	(656,054)	-	-
Foreign currency translation adjustments	-	-	-	9,164,544	-	-	9,164,544	$9,164,544
Net income	-	-	-	-	-	2,831,744	2,831,744	2,831,744

Balance as of December 31, 2007	1,423,156,120	$711	$84,729,618	$13,764,239	$6,764,705	$65,216,493	$170,475,766	$11,996,288

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED CASH FLOW STATEMENTS
(In US dollars)

	For the years ended December 31,
	2005	2006	2007
Operating activities
Net income	$22,174,286	$24,691,645	$2,831,744
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	347,798	1,638,239	2,550,318
Depreciation and amortization	1,825,481	3,030,399	2,770,100
Gain on sales of investment	-	(1,240,805)	(207,631)
Gain (loss) on disposal of property and equipment	(1,900)	16,546	10,639
Changes in operating assets and liabilities
Accounts receivable, net	(447,849)	2,242,478	(2,514,305)
Prepaid expenses and other current assets	(957,170)	(242,266)	(2,010,090)
Rental deposits	(147,921)	(49,364)	42,946
Accounts payable	1,236,716	2,287,261	(770,063)
Accrued expenses and other liabilities	5,300,035	(4,648,448)	486,899
Income tax payable	287,551	284,531	124,768
Due to a related party	(48,070)	-	-

Net cash provided by operating activities	29,568,957	28,010,216	3,315,325
Investing activities
Purchases of subsidiaries, net of cash acquired	(1,531,277)	(17,163,143)	(17,000,000)
Purchase of property and equipment	(2,147,819)	(2,518,312)	(1,927,726)
Proceeds from sales of investment	-	1,740,805	207,631
Purchase of long-term investment	(500,000)	-	-
Proceeds from disposal of property and equipment	743	-	-
Net cash used in investing activities	(4,178,353)	(17,940,650)	(18,720,095)
Financing activities
Proceeds from exercise of employee stock options	302,503	2,214,500	152,178

Net cash provided by financing activities	302,503	2,214,500	152,178
Effect of foreign exchange rate changes	734,350	1,976,402	6,193,257
Net increase (decrease) in cash and cash equivalents	26,427,457	14,260,468	(9,059,335)
Cash and cash equivalents, beginning of year	90,714,082	117,141,539	131,402,007
Cash and cash equivalents, end of year	$117,141,539	$131,402,007	$122,342,672
Supplemental disclosures of cash flow information
Income taxes paid	$242,873	$1,309,225	$816,127
Acquisition of subsidiaries:
Cash consideration	$1,671,988	$17,999,389	$17,000,000
Acquisition payable	86,679	-	-
Total cash consideration	$1,758,667	$17,999,389	$17,000,000
Consideration satisfied by waiving receivables from former shareholders	$2,438,781	$827,643	-
Non-cash investing activities: Assets acquired (including cash of $237,361, intangible assets of $318,395 and goodwill of $1,169,099 in 2005, and cash of $945,855, intangible assets of $2,415,100 and goodwill of $14,280,764 in 2006)	$1,769,476	$20,527,937	$-
Liabilities assumed	$(10,809)	$(2,528,548)	$-
Total consideration	$1,758,667	$17,999,389	$-

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

KongZhong Corporation ("KongZhong") was incorporated under the laws of the Cayman Islands on May 6, 2002. KongZhong and its consolidated entities (the "Company") provide wireless interactive entertainment, media and community services to mobile phone users in the People's Republic of China (the "PRC") and specialize in the development, marketing and distribution of consumer wireless value-added services.

As of December 31, 2007, details of the Company's majority-owned subsidiaries and variable interest entities are as follows:

			Shareholder/owner's
	Incorporation	Shareholder/	relationship
Name	date/place	Nominee Owner	with the Company	Legal Ownership	Principal activities
				%
Subsidiaries of the Company:
KongZhong Beijing	July 29, 2002	KongZhong	-	100	Providing consulting
	the PRC				and technology services

KongZhong China	June 10, 2005	KongZhong	-	100	Providing consulting
	the PRC				and technology services

Anjian Xingye (Beijing)	November 28, 2005	KongZhong	-	100	Providing consulting
Company Limited.	the PRC				and technology services
("Beijing Anjian Xingye") (Note iv)

Monkey King	January 11, 2007	KongZhong	-	100	Providing consulting and
Search Corporation	the PRC				technology services

Wukong Shentong Search	March 23, 2007	Monkey King	-	100	Mobile search
Co., Ltd. ("Wukong Shentong")	the PRC				development

Variable interest entities ("VIE"):
Beijing AirInbox Information	April 4, 2002	Linguang Wu	Employee	45	Providing wireless
Technologies Co., Ltd.	the PRC	SonglinYang	Uncle of Nick Yang, President	42	value-added services
("Beijing AirInbox") (Note (i))		Guijun Wang	Employee	10	to mobile phone users
		Zhen Huang	Wife of Nick Yang, President	3

Beijing Wireless Interactive	November 28, 2003	Yang Yang	Employee	40	Providing wireless
Network Technologies Co., Ltd.	the PRC	Hai Qi	Employee	60	value-added services
("Beijing WINT") (Note (ii))					to mobile phone users

Beijing Chengxitong	June 23, 2004	Yang Li	Employee	90	Providing wireless
Information	the PRC	Xuelei Wu	Employee	10	value-added services
Technology Company Limited					to mobile phone users
("Beijing Chengxitong") (Note (iii))

Beijing Xinrui Network	December 17, 2003	Guijun Wang	Employee	51	Providing wireless
Technology Company	the PRC	Yang Li	Employee	49	value-added services
Limited ("Beijing Xinrui") (Note (iv))

Subsidiaries of VIE:
Beijing Boya Wuji	March 29, 2004	Beijing AirInbox	VIE	100	Providing wireless
Technologies Co., Ltd.	the PRC				value-added services
("Beijing Boya Wuji") (Note (v))

Tianjin Mammoth Technology	June 12, 2002	Beijing AirInbox	VIE	95	Mobile games
Co., Ltd. ("Tianjin Mammoth")	the PRC	Beijing WINT	VIE	5	developing
(Note (vi))

Beijing Shuziyuansu	September 21, 2005	Beijing Boya Wuji	VIE	75	Providing
Advertising Co., Ltd.	the PRC	Beijing WINT	VIE	25	advertising services
("Beijing Shuziyuansu")

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Notes:

(i)
PRC regulations prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services. To comply with these regulations the Company conducts majority part of its activities through Beijing AirInbox, a variable interest entity established by KongZhong through nominated owners on April 4, 2002. Beijing AirInbox provides wireless value-added services to PRC's mobile phone users in the form of SMS, WAP, MMS, JavaTM, IVR and CRBT. Upon establishment Beijing AirInbox was legally owned directly by three PRC citizens nominated by KongZhong, Yunfan Zhou, the Company's Chief Executive Officer, Songlin Yang, the uncle of Nick Yang, the Company's President, and Leilei Wang, who held 35%, 35% and 30%, respectively, of Beijing AirInbox's total outstanding shares. In September 2003, Leilei Wang transferred his 30% equity interest in Beijing AirInbox to Yunfan Zhou and Zhen Huang, the wife of Nick Yang, in portions of 15% each. In April 2004, the registered capital of Beijing AirInbox was increased from $0.3 million (RMB2 million) to $1.2 million (RMB10 million). The increased registered capital was contributed from Songlin Yang and Yang Cha, a PRC citizen and employee of the Company, for $0.4 million (RMB3.5 million) and $0.5 million (RMB4.5 million), respectively. In October, 2006, Yang Cha transferred his $0.5 million (RMB4.5 million) to Linguang Wu, an employee of the Company. In October, 2006, Yunfan Zhou transferred his $0.1 million (RMB1million) to Guijun Wang, an employee of the Company.

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

(ii)
In February 2005, the Company completed the acquisition of all outstanding shares of Beijing WINT through nominated owners (see Note 3(a)), and entered into a series of contractual arrangements, pursuant to which, Beijing WINT became the Company's variable interest entity. Beijing WINT provides wireless value-added services to PRC's Mobile phone users. Beijing WINT is legally owned directly by three PRC citizens nominated by KongZhong. As of December 2005, Yang Yang, Linguang Wu and Guijun Wang held 40%, 30% and 30% equity interest of Beijing WINT, respectively. In July 2006, Linguang Wu and Guijun Wang transferred their shares to Hai Qi. As of December 2006, Hai Qi and Yang Yang held 60% and 40% equity interest of Beijing WINT, respectively.

(iii)
In November 2005, the Company completed the acquisition of all outstanding shares of Beijing Chengxitong through nominated shareholders (see Note 3(c)), and entered into a series of contractual arrangements pursuant to which Beijing Chengxitong, became the Company's variable interest entity. Beijing Chengxitong provides wireless value-added services to the PRC's mobile phone users. Beijing Chengxitong is legally owned directly by two PRC citizens nominated by KongZhong. As of December 2006, Yang Li and Xuelei Wu held 90% and 10% equity interest of Beijing Chengxitong, respectively.

(iv)
In January 2006, the Company acquired a 100% equity interest in Sharp Edge Company Limited ("Sharp Edge"), a company incorporated in the British Virgin Islands and based in Beijing which provides wireless value-added services through its wholly owned subsidiary Beijing Anjian Xingye and its variable interest entity, Beijing Xinrui. Following the acquisition, the incorporation of Sharp Edge was deregistered in the British Virgin Islands and the Company directly holds Anjian Xingye as its wholly owned subsidiary ("WOFE"). Beijing Xinrui has entered into a series of contractual arrangements with Beijing Anjian Xingye, pursuant to which, Beijing Xinrui became the Company's variable interest entity. Beijing Xinrui provides wireless value-added services to the PRC's mobile phone users. Beijing Xinrui is legally owned directly by two PRC citizens nominated by KongZhong. As of December 2006, Guijun Wang and Yang Li held 51% and 49% equity interest of Beijing Xinrui, respectively.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Notes: - continued

(v)
In March 2004, the Company established another variable interest entity, Beijing Boya Wuji, through nominated owners. KongZhong Beijing entered into a series of contractual arrangements, pursuant to which Beijing Boya Wuji became the Company's variable interest entity. Beijing Boya Wuji provides wireless value-added services to PRC's mobile phone users in the form of SMS, WAP, MMS, JavaTM, IVR and CRBT and a license was obtained from the PRC government in April 2004. Upon establishment Beijing Boya Wuji was legally owned directly by two PRC citizens nominated by KongZhong, Yunfan Zhou and Zhen Huang held 50% and 50%, respectively, of Beijing Boya Wuji. The investment by these two individuals has been done through their personal funds with no loans provided by the Company. Accordingly, the investment amount of $120,815 has been included as a minority interest. In January 2005, 80% of the equity interest of Beijing Boya Wuji held by the nominated owners was transferred to Beijing AirInbox for an aggregate amount of RMB800,000 ($96,650). In October 2006, the remaining 20% of the equity interest of Beijing Boya Wuji held by the nominated owners was transferred to Beijing AirInbox for an aggregate amount of RMB200,000 ($24,165). Beijing Boya Wuji became a subsidiary of Beijing AirInbox.

(vi)	On May 24, 2005, the Company's VIE, Beijing AirInbox and Beijing WINT acquired 95% and 5%, respectively, of the outstanding equity interest of Tianjin Mammoth (see Note 3(b)).

KongZhong Beijing or KongZhong China has entered into various operating agreements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong and Beijing Xinrui (collectively the "VIE companies"), including exclusive technical and consulting services agreements. Under these agreements, KongZhong Beijing or KongZhong China provides technical and other services to the VIE companies in exchange for all their net income. As a collateral security for the prompt and complete performance of the obligations of the VIE companies, respective owners of VIE companies have entered into pledge agreements, pursuant to which they agreed to pledge all their rights and interests, including voting rights, in the VIE companies respectively in favor of KongZhong Beijing or KongZhong China. Finally, KongZhong Beijing or KongZhong China has the option to acquire the equity interests of the VIE companies for a purchase price equal to the respective capital of the VIE companies or such higher price as required under PRC laws at the time of such purchase.

Through the contractual arrangements described above, KongZhong Beijing or KongZhong China is the primary beneficiary of the VIE companies because the KongZhong Beijing or KongZhong China holds all of the variable interests in the VIE companies either directly or through related parties.

In January 2003, the Financial Accounting Standard Board ("FASB") issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51" which required certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after December 15, 2003. In December 2003, the FASB issued FIN 46 (revised) which deferred the implementation date to the end of the first reporting period after March 15, 2004 unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ended December 31, 2003. However, the Company has elected to retroactively apply FIN 46 and consolidate all of its variable interest entity, including Beijing AirInbox from its inception and all the other VIEs from their respective acquisition dates.

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

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company's financial statements include valuations of goodwill, accruals for revenue and cost of revenue adjustments, valuation allowance for deferred tax assets, and share-based compensation expense. Actual results could differ from those estimates.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computer and transmission equipment	3 years
Furniture and office equipment	3 years
Motor vehicles	3 years
Leasehold improvements	Over the shorter of the lease term or useful lives
Communication equipment	1 year
Office building	20 years

Acquired intangible assets, net

Acquired intangible assets which mainly represent agreements with operators and completed product technologies as detailed in Note 6, is carried at cost, less accumulated amortization. The amortization of acquired intangible assets is over the expected useful lives of the assets.

Impairment of long-lived assets

In accordance with SFAS No.144, "Accounting for the impairment or Disposal of Long-lived Assets," long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. The Company did not record any impairment loss during the years ended December 31, 2005, 2006 and 2007.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

SFAS No. 142,"Goodwill and Other Intangible Assets" ("SFAS 142"), requires the Company to complete a two-step goodwill impairment test. The first step compares the fair value of each reporting unit (operating segment or one level below an operating segment) to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We performed annual impairment assessments of the carrying value of the goodwill recorded in connection with various acquisitions as required under SFAS 142 in December, 2005, 2006 and 2007. In accordance with SFAS 142, we compared the carrying value of each of our reporting units that existed at those times to their estimated fair value. At December 1, 2005, 2006 and 2007, we had four reporting units as determined and identified in accordance with SFAS 142.

We estimated the fair values of our reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit were based on discrete four year financial forecasts developed by management for planning purposes. Cash flows beyond the four year and discrete forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each identified reporting unit and considered long-term earnings growth rates for publicly traded peer companies. Specifically, the income approach valuations included reporting unit cash flow discount rate at approximately 24.5%, and terminal value growth rate at 3%. Publicly available information regarding the market capitalization of KongZhong was also considered in assessing the reasonableness of the cumulative fair values of our reporting units estimated using the discounted cash flow methodology.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill - continued

Upon completion of the December 2005, 2006 and 2007 annual impairment assessments, we determined no impairment was indicated as the estimated fair value of each of the four reporting units exceeded its respective carrying value.

The change in the carrying amount of goodwill for the year ended December 31, 2007 is as follows:

Balance as of January 1, 2007	$15,835,856
Goodwill acquired during the year	17,000,000
Exchange difference	2,082,829
Balance as of December 31, 2007	$34,918,685

Long-term investment

For investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost. The Company reviews the cost investments for impairment whenever events or changes in circumstances indicate that an other-than-temporary decline has occurred.

Revenue recognition and cost of revenues

The Company's revenues are primarily derived from entertainment-oriented wireless value-added services ("WVAS"), and wireless internet services ("WIS").

(i) Wireless value-added services ("WVAS")

Wireless value-added services revenues are derived from providing personalized interactive entertainment, media and community services primarily to mobile phone customers of China Mobile Communication Corporation and its various subsidiaries ("China Mobile"), China United Telecommunications Corporation ("China Unicom"), China Telecommunications Corporation (" China Telecom"), and China Network Communications Company Corporation ("China Netcom").

The Company contracts with the Mobile Operator for the transmission of wireless value-added services as well as for billing and collection services. The Mobile Operator provides the Company with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of the Company's revenue. In certain instances, when a statement is not received within a reasonable period of time, the Company makes an estimate of the revenues and cost of revenues for the period covered by the statement based on internally generated information, historical experience, verbal communication with Mobile Operator, and/or other assumptions that are believed to be reasonable under the circumstances.

The Company measures its revenues based on the total amount paid by its customers, for which the Mobile Operator bills and collects on the Company's behalf. Accordingly, the 15-52% service fee paid to the Mobile Operator is included in the cost of revenues. In addition, the Mobile Operator charges the Company transmission charges based on a per message fee which varies depending on the volume of the messages sent in the relevant month, multiplied by the excess messages sent over messages received. These transmission charges are likewise retained by the Mobile Operator. In addition, the Company incurs payments to the content provider for use of their content and payment to mobile handset manufacturers and other industry partners with whom the Company have corporation agreements. These amounts are reflected as cost of revenues in the financial statements.

The Company evaluates the criteria outlined in Emerging Issues Task Force Issue No. 99-19 "Reporting Revenue Gross as Principal Versus Net as an Agent," in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting service fees and transmission charges paid to the Mobile Operator. The Company records the gross amounts billed to its customers based on the following facts: (i) it is the primary obligor in these transactions, (ii) it has latitude in establishing prices and selecting suppliers, and (iii) it is involved in the determination of the service specifications.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition and cost of revenues - continued

(ii) Wireless internet services ("WIS")

Wireless internet services are delivered through the wireless internet portal Kong.net and other sites owned by the Company. The Company recognizes advertising revenues ratably over the performance period for which the advertisements are displayed, so long as collection of the fees remains probable.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

Foreign currency translation

The functional and reporting currency of the Company is US dollar. The functional currency of the Company's subsidiaries in the PRC is Renminbi ("RMB").

Assets and liabilities are translated from each subsidiary's functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of shareholders' equity and comprehensive income.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations.

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Company included aggregate amounts of RMB 606,467,284 and RMB 629,590,379 at December 31, 2006 and 2007, respectively, which were denominated in RMB.

Product development expenses

Product development expenses consist primarily of the compensation and related costs for employees associated with the development and programming of mobile data content and are expensed as incurred.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are classified as current or non-current depending on their individual characteristics. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on the Company's accounting for income taxes for the year ended December 31, 2007. The Company did not incur any interest or penalties related to potential underpaid income tax expenses, and also does not expect to have a significant increase or decrease on the unrecognized tax benefits within 12 months from December 31, 2007.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $786,173, $4,209,069 and $4,135,705 for the years ended December 31, 2005, 2006 and 2007, respectively, and have been included as part of selling and marketing expenses.

Share-based compensation

The Company has in effect stock incentive plans under which incentive stock options and nonvested shares have been granted to employees and members of the Board of Directors. Effective January 1, 2006 the Company adopted SFAS No. 123 (revised 2004), "Share-based Payment", or SFAS 123R, which requires all share-based payments to employees to be recognized in the financial statements based upon their respective grant date fair values, and does not allow the previously permitted pro forma disclosure-only method as an alternative to financial statement recognition. SFAS 123R supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", or APB 25, and related interpretations and amends SFAS No. 95, "Statement of Cash Flows".

The Company adopted SFAS 123R using the modified-prospective method of recognition of compensation expense related to share-based payments. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with SFAS No. 123, "Accounting for Stock-based Compensation", or SFAS 123,and (b) compensation expense for all stock-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair vale estimated in accordance with the provisions of SFAS 123(R). The consolidated statements of income for the years ended December 31, 2006 and 2007 reflect the impact of adopting SFAS 123R. In accordance with the modified prospective transition method, the consolidated statements of income for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.

Prior to the adoption of SFAS 123R, the Company accounted for share-based payment awards to employees in accordance with APB 25 and related interpretations, and had adopted the disclosure-only alternative of SFAS 123 and SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure". In accordance with APB 25 and related interpretations, stock-based compensation expense was not recorded in connection with share-based payment awards granted with exercise prices equal to or greater than the fair market value of the underlying shares on the date of grant. The Company recorded deferred compensation in connection with stock options granted with an exercise price below the fair market value of the underlying shares on the date of grant. The amount of such deferred compensation per share was equal to the excess of the fair market value over the exercise price on such date. Recorded deferred compensation was recognized as stock-based compensation expense ratably over the requisite service period, which was generally the vesting period of the options. In accordance with the provisions of SFAS 123R, as of January 1, 2006, all deferred compensation previously recorded pursuant to APB 25 and related interpretations has been eliminated with a corresponding reduction in additional paid-in capital.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation - continued

In accordance with the requirements of the disclosure-only alternative of SFAS 123, set forth below is a pro forma illustration of the effect on net income and net income per share information for 2005, computed as if the fair value method defined by SFAS 123, instead of the guidance provided by APB 25, had been applied to the Company's stock-based compensation

For the Year Ended December 31, 2005

Net income as reported	$22,174,286
Add: Share-based compensation as reported	347,798
Less: Share-based compensation determined using the fair value method	(1,955,675)
Pro forma net income	$20,566,409
Basic net income per share
As reported	$0.02
Pro forma	$0.01
Diluted net income per share
As reported	$0.02
Pro forma	$0.01

Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the year. Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, the dilutive effect of the stock options and nonvested shares is computed using treasury stock method.

Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157" delays the effective date of SFAS No. 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The Company is currently evaluating whether the adoption of SFAS No. 157 will have a material effect on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115". SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company's choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which a Company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company is currently evaluating whether the adoption of SFAS No. 159 will have a significant effect on its consolidated results of operations and financial position.

In December 2007, the FASB issued SFAS No. 141R, "Business Combination", to improve reporting creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently evaluating whether the adoption of SFAS No. 141R will have a significant effect on its consolidated financial position, results of operations or cash flows.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards - continued

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" to improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversify that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transaction. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial position, results of operations or cash flows.

In March 2008, The FASB issued FASB Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities". The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has not yet begun the process of assessing the potential impact of the adoption of FASB No. 161 may have on its consolidated financial position or results of operations.

3.	ACQUISITIONS

(a)	Beijing WINT

In February 2005, the Company completed the acquisition of all the outstanding shares of Beijing WINT for a price of $1,684,846, consisting of $489,384 in cash and $1,195,462 satisfied by waiving receivables from former shareholders. Total cash consideration of $489,384 was fully paid in 2005. Beijing WINT provides wireless value-added services to the PRC's mobile phone users. The Company completed the acquisition in order to strengthen its leadership position in WAP and in the long run diversify its revenue base. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The results of operations from the acquisition date have been included in the Company's consolidated financial statements. The purchase price was allocated as follows:

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

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

3.	ACQUISITIONS - continued

(c)	Beijing Chengxitong

On November 21, 2005, the Company acquired all the outstanding equity interest of Wuhan Chengxitong Information Technology Company Limited ("Wuhan Chengxitong"), for a price of $1,787,658, consisting of $544,339 in cash and $1,243,319 satisfied by waiving receivables from former shareholders. Total cash consideration of $544,339, of which approximately $507,225 was paid in 2005 and the remaining balance of $37,114 was paid in January 2006. Wuhan Chengxitong provides wireless value-added services to PRC's mobile phone users. The Company completed the acquisition in order to diversify its revenue base. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The results of operations from the acquisition date have been included in the Company's consolidated financial statements. In July 2006, Wuhan Chengxitong moved to Beijing and changed its name as Beijing Chengxitong. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $2,829)	$12,693
Acquired intangible assets:
Agreement with Operator	3,340
License of service provider	9,093
Contracts with content providers	1,064
Liabilities assumed	(4,657)
Goodwill	522,806
Total	$544,339

(d)	Sharp Edge

In January 2006, the Company acquired a 100% equity interest in Sharp Edge, a company incorporated in the British Virgin Islands and based in Beijing which provides wireless value-added services through its wholly owned subsidiary, Beijing Anjian Xingye, and its VIE, Beijing Xinrui, The purchase price was $18,827,032, consisting of $17,999,389 in cash and $827,643 satisfied by waiving receivables from former shareholders. The Company paid cash consideration of approximately $7 million, $11 million and $17 million during the first quarter and third quarter of 2006 and the first quarter of 2007, respectively. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The results of operations from the acquisition date have been included in the Company's consolidated financial statements. Following the acquisition, the incorporation of Sharp Edge was deregistered in the British Virgin Islands and the Company directly holds Anjian Xingye as its WOFE. Beijing Xinrui has entered into a series of contractual arrangements with Beijing Anjian Xingye, pursuant to which, Beijing Xinrui became the Company's variable interest entity. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $17,945,855)	$3,832,073
Acquired intangible assets:
Partnership agreement	1,982,100
Non-compete agreement	303,700
Content agreements	5,900
Self-developed contents	37,700
Operating platforms	76,700
Licenses	9,000
Liabilities assumed	(2,390,513)
Non current deferred tax liability	(138,035)
Goodwill	31,280,764
Total	$34,999,389

The purchase price allocation and intangible asset valuations for the acquisitions described above were based on a valuation analysis prepared by a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of Company shares approach. The Company has incorporated certain assumptions which include projected cash flows and replacement costs.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

3.	ACQUISITIONS - continued

(d)	Sharp Edge - continued

Pro forma

The following summarized unaudited pro forma results of operations for the years ended December 31, 2005 and 2006 assuming that all significant acquisitions during the years ended December 31, 2005 and 2006 occurred as of January 1, 2005. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2005 and 2006, nor is it indicative of future operating results.

	For the years
	ended December 31,
	2005	2006
	(unaudited)	(unaudited)

Revenues	$82,667,442	$107,531,729
Net income	$24,008,027	$25,130,012
Income per share - basic	$0.02	$0.02
Income per share - diluted	$0.02	$0.02

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2006	2007

Advance to suppliers	$1,307,553	$1,012,139
Staff advances	324,028	858,300
Rental and other deposits	227,051	670,658
Interest receivables	432,854	677,603
Prepayments	22,998	1,229,767
Other current assets	60,834	49,650
	$2,375,318	$4,498,117

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2006	2007

Computer and transmission equipment	$5,019,298	$6,988,939
Furniture and office equipment	948,049	1,105,264
Motor vehicles	528,751	606,996
Leasehold improvements	1,091,291	1,430,280
Communication equipment	270,294	310,374
Office building	526,572	588,648
	8,384,255	11,030,501
Less: accumulated depreciation	(5,283,479)	(7,604,050)
	$3,100,776	$3,426,451

Depreciation expenses for the years ended December 31, 2005, 2006 and 2007 are $1,758,823, $2,347,737 and $1,891,293 respectively.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

6.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	2005			2006			2007
		Accumulated			Accumulated			Accumulated
	Gross	amortization &	Net	Gross	amortization &	Net	Gross	amortization &	Net
	carrying	exchange	carrying	carrying	exchange	carrying	carrying	exchange	carrying	Amortization
	amount	difference	amount	amount	difference	amount	amount	difference	amount	Period

Agreements with Operators	$4,500	$(415)	$4,085	$1,986,600	$(407,322)	$1,579,278	$2,192,126	$(1,052,931)	$1,139,195	2-4 years
Operating platforms	-	-	-	76,700	(12,067)	64,633	84,604	(32,431)	52,173	5 years
Licenses of service providers	16,342	(2,266)	14,076	25,342	(9,478)	15,864	28,215	(20,342)	7,873	3-3.5 years
Contracts with content providers	2,224	(1,055)	1,169	8,124	(7,620)	504	8,953	(8,953)	-	1 year
Non-compete agreement	-	-	-	303,700	(133,780)	169,920	335,131	(321,167)	13,964	2 years
Self-developed contents	-	-	-	37,700	(16,640)	21,060	41,563	(39,831)	1,732	2 years
Completed product technologies	289,978	(56,385)	233,593	289,978	(144,841)	145,137	328,560	(282,927)	45,633	3 years
Contracts with service providers	4,349	(2,537)	1,812	4,349	(4,349)	-	4,928	(4,928)	-	1 year
Subscriber list	1002	(835)	167	1,002	(1,002)	-	1,135	(1,135)	-	1 year
Trademarks	8,840	(3,165)	5,675	13,450	(12,221)	1,229	21,540	(15,836)	5,704	1 year

Total	$327,235	$(66,658)	$260,577	$2,746,945	$(749,320)	$1,997,625	$3,046,755	$(1,780,481)	$1,266,274

Assuming no subsequent impairment of the acquired intangible assets recorded as of December 31, 2007, amortization expenses for the years ending December 31, 2008, 2009, 2010, 2011 and 2012 are $627,220, $555,653, $81,112, $2,288 and $0.

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

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	At December 31,
	2006	2007

Accrued welfare benefits	$1,120,642	$1,373,673
Accrued payroll	1,815,126	1,753,888
Accrued professional service fees	828,612	698,571
Other tax payables	468,404	1,070,336
Others	13,512	104,681
	$4,246,296	$5,001,149

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

9.	INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries and VIEs incorporated in the PRC are governed by the Income Tax Law of the PRC concerning domestic enterprises and the Income Tax Law of the PRC Concerning Foreign-invested Enterprises and Foreign Enterprises as well as various local income tax laws (the "Income Tax Laws"). Pursuant to the PRC Income Tax Laws, the PRC enterprises are subject to income tax at a statutory rate of 33% (comprising state income tax of 30% and local income tax of 3%) on PRC taxable income. However, KongZhong Beijing, KongZhong China, Beijing Anjian Xingye, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Xinrui, Beijing Chengxitong and Tianjin Mammoth benefit from preferential tax treatment as a high technology enterprise and are subject to an income tax rate of 15%. A summary of the tax concessions available to the PRC entities for the year ended December 31, 2007 is as follows:

	Chinese	Chinese	Concession from	Concession	Year of
	State unified	local income	Chinese State	from Chinese	commencement
PRC entities	income tax rate	tax rate	unified income tax*	local income tax	of tax holiday
	(%)	(%)
KongZhong Beijing	15	N/A	Full exemption from 2003 to 2005 50% tax relief from 2006 to 2007	Full exemption from 2003 to 2007	2003

KongZhong China	15	N/A	Full exemption from 2005 to 2007	Full exemption from 2005 to 2007	2005

Beijing Anjian Xingye	15	N/A	Same as KongZhong China	Same as KongZhong China	2005

Wukong Shentong Search	30	3	None	N/A	N/A

Beijing AirInbox	15	N/A	Full exemption from 2003 to 2004 50% tax relief from 2005 to 2007	N/A	2003

Beijing Boya Wuji	15	N/A	Full exemption from 2004 to 2006 50% tax relief for 2007	N/A	2004

Beijing WINT	15	N/A	Same as Beijing Boya Wuji	N/A	2004

Beijing Chengxitong	15	N/A	Same as Beijing Boya Wuji	N/A	2004

Beijing Xinrui	15	N/A	Same as Beijing Boya Wuji	N/A	2004

Tianjin Mammoth	15	N/A	Full exemption for 2 years from September 2003 to September 2005	N/A	September 2003

Beijing Shuziyuansu	30	3	None	N/A	N/A

* The concession from Chinese state unified income tax is presented assuming that the subsidiaries, VIEs and VIE's subsidiaries will not qualify as "high and new technology enterprise strongly supported by the State" under the Enterprise Income Tax Law effective January 1, 2008.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

9.	INCOME TAXES - continued

On March 16, 2007, the National People's Congress adopted the Enterprise Income Tax Law (the "New Income Tax Law"), which became effective on January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises, by adopting unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the Company's various PRC entities that previously qualified for "high and new technology enterprise" and were granted the preferential tax treatments may not continue to qualify as "high and new technology enterprise strongly supported by the State" under the new rules, Until these entities receive official approval for this new status, they will be subject to the statutory of 25% tax rate and therefore the Company used such rate in the calculation of deferred tax balances.

The principal components of the deferred income tax assets and liabilities are as follows:

	At December 31,
	2006	2007

Deferred tax assets
Depreciation and amortization	$158,000	$179,076
Net operating loss carry forwards	877	177,502

Deferred tax assets	158,877	356,578
Valuation allowance	(158,877)	(356,578)

Deferred tax assets, net	$-	$-

Deferred tax liabilities
Depreciation and amortization	$142,478	$123,022

Deferred tax liabilities	$142,478	$123,022

The Company operates through multiple subsidiaries and variable interest entities and the valuation allowance is considered on each individual subsidiary and variable interest entity basis. A full valuation allowance has been established because the Company believes that either it is more likely than not that its deferred taxes assets will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant. The tax losses carried forward as of December 31, 2006 and 2007 amount to $2,106 and $535,226 and will expire by 2011 and 2012 respectively.

A reconciliation between current income tax expense and the Company's effective tax rate is as follows:

	For the years ended December 31,
	2006	2007

PRC enterprise income tax	33%	33%
Effect of tax holiday granted to a PRC subsidiary	(31.8)%	(38.5)%
Tax effect of expenses that are not deductible in determining taxable profit	4.6%	23.3%
Change in valuation allowance	0.2%	5.4%
Effective tax rate for the year	6.0%	23.2%

Note:	The domestic income tax rate in the jurisdiction where the operation of the Company is substantially based is used.

If the tax holiday granted to KongZhong Beijing, KongZhong China, Beijing Anjian Xingye, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, Tianjin Mammoth and Beijing Xirui was not available, income tax provision and earnings per share amounts would be as follows:

	For the years ended December 31,
	2006	2007

Provision for income taxes	$9,940,246	$4,429,863

Net income per share-basis	$0.01	$0.00

Net income per share-diluted	$0.01	$0.00

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

9.	INCOME TAXES - continued

The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on the Company's accounting for income taxes for the year ended December 31, 2007. The Company did not incur any interest or penalties related to potential underpaid income tax expenses, and also does not expect to have a significant increase or decrease on the unrecognized tax benefits within 12 months from December 31, 2007.

Under the new Enterprise Income Tax law effective January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends amongst other things on the "place of actual management". If the Company, or its non-PRC subsidiaries, were to be determined to be PRC resident for tax purposes, it or they, would be subject to tax in the PRC on its worldwide income including the income arising in jurisdictions outside the PRC. The Company is still evaluating its resident status under the new law and related guidance.

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by residents in the Hong Kong SAR, the withholding tax would be 5%.

Aggregate undistributed earnings of the Company's subsidiaries, VIEs and its VIEs' subsidiaries located in the PRC that are available for distribution to the Company of approximately $53,858,000 at December 31, 2007 are considered to be indefinitely reinvested under APB opinion No. 23, "Accounting for Income Taxes—Special Areas" and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

10.	STOCK OPTIONS AND NONVESTED SHARES

Stock options

The Company's 2002 employee equity incentive plan ("2002 Plan") allows the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. Options to purchase 105,000,000 ordinary shares are authorized under the 2002 Plan. In 2005, the shareholders authorized additional 32,000,000 options under the plan. Under the terms of the Plan, options are generally granted at prices equal to the fair market value of the Company's shares listed on the Nasdaq National Market. Prior to the Company's initial public offering the market value of the ordinary shares underlying the stock options was determined by the Board of Directors. Forfeiture or other termination of option may be the subject of the grant of further options. The majority options will vest over four years where 25% of the options will vest at the end of the first year, 6.25% will vest quarterly in the second year through the fourth years. The stock options expire 10 years from the date of grant. As of December 31, 2007, options to purchase 76,764,180 shares of ordinary shares were outstanding, and options to purchase 12,393,100 ordinary shares were available for future grant.

For stock options granted prior to the initial public offering, the Company obtained a valuation analysis performed by an independent appraiser to reassess the determination of the market value of the Company's ordinary shares. The valuation analysis utilized generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company's business. As a result, prior to January 1, 2006, stock compensation expense was recorded for the excess of the fair value of the ordinary shares over the exercise price of the employee stock options on the grant date. For stock options granted following the initial public offering, options are granted at the fair market value of the ordinary share at the date of grant determined using the quoted market price of the Company's stock. Accordingly, there were no compensation charges generated from these option grants under APB 25 before January 1, 2006. With the adoption of SFAS 123R on January 1, 2006, the Company recognizes compensation costs for share - based awards to employees based on their grant date fair value for all awards granted to employees prior to the adoption of SFAS 123R that remain unvested on January 1, 2006 and for all share-based payments granted after January 1, 2006.

Nonvested Shares

The Company's 2006 Equity Incentive Plan ("2006 Plan") allows the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. 40,000,000 nonvested ordinary shares are authorized under the 2006 Plan. Forfeiture or other termination of nonvested shares may be the subject of the grant of further nonvested shares.

For the nonvested shares granted in 2007, the fair market value of the grant date was used to determine the cost of the nonvested shares. As of December 31, 2007, 32,400,000 shares were outstanding and 7,240,000 shares were available for future grant. The majority of nonvested shares will vest over four years where 25% of the options will vest at the end of the first year, and 6.25% will vest quarterly from the second year through the fourth year.

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

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

10.	STOCK OPTIONS AND NONVESTED SHARES - continued

A summary of the stock option activity is as follows:

	Outstanding options
		Weighted
	Number of	average
	Options	exercise price

Options outstanding at January 1, 2005	96,910,000
Granted	22,000,000	$0.210
Forfeited	(16,936,650)	$0.237
Exercised	(12,923,600)	$0.023

Options outstanding at December 31, 2005	89,049,750
Granted	32,400,000	$0.222
Forfeited	(15,643,470)	$0.218
Exercised	(30,062,480)	$0.074

Options outstanding at December 31, 2006	75,743,800
Granted	23,800,000	$0.1168
Forfeited	(19,522,980)	$0.207
Exercised	(3,256,640)	$0.047

Options outstanding at December 31, 2007	76,764,180

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period.

Option grants	2005	2006	2007

Average risk-free rate of return	3.67%	4.95%	3.44%
Weighted average expected option life	2.58 years	2.68 years	2.72 years
Volatility rate	79%	63%	83%
Dividend yield	-	-

The weighted average per share fair value of options granted in each year was as follows:

	For the years ended December 31,
	2005	2006	2007

Stock options	$0.150	$0.165	$0.159

The total intrinsic value of options exercised during the year ended December 31, 2007 was $343,645.

The following table summarizes information with respect to stock options outstanding at December 31, 2007:

	Options outstanding				Options exercisable
		Weighted	Weighted			Weighted	Weighted
		average	average	Aggregate		average	average	Aggregate
	Number	exercise	remaining	intrinsic	Number	exercise	remaining	intrinsic
	outstanding	price	contractual life	value	exercisable	price	contractual life	value
Range of average exercise price
$0.0025	9,716,800	$0.0025		1,455,091	9,716,800	$0.0025		1,455,091
$0.0100	2,260,080	$0.0100		321,496	2,260,080	$0.0100		321,496
$0.0500	601,240	$0.0500		61,477	601,240	$0.0500		61,477
$0.2500	8,698,060	$0.2500		-	8,134,310	$0.2500		-
$0.1750	7,728,000	$0.1750		-	4,768,000	$0.1750		-
$0.2500	2,000,000	$0.2500		-	2,000,000	$0.2500		-
$0.1795	1,350,000	$0.1795		-	750,000	$0.1795		-
$0.2575	1,220,000	$0.2575		-	800,000	$0.2575		-
$0.3125	2,000,000	$0.3125		-	1,333,333	$0.3125		-
$0.3270	5,970,000	$0.3270		-	2,270,000	$0.3270		-
$0.1713	5,220,000	$0.1713		-	1,645,000	$0.1713		-
$0.1713	6,400,000	$0.1713		-	2,000,000	$0.1713		-
$0.1168	23,600,000	$0.1168		837,800	-	$0.1168		-

Total	76,764,180	$0.1561	7.75 years	$2,675,864	36,278,763	$0.1535	6.25 years	$1,838,064

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

10.	STOCK OPTIONS AND NONVESTED SHARES - continued

A summary of the nonvested shares activity is as follows:

Number of
Nonvested
shares outstanding

Nonvested shares outstanding at January 1, 2007	-
Granted	37,280,000
Forfeited	(4,520,000)
Vested	(360,000)

Nonvested shares outstanding at December 31, 2007	32,400,000

The total intrinsic value of shares vested in the year of 2007 was $65,250.

The following table summarizes information with respect to nonvested shares outstanding at December 31, 2007:

	Nonvested share outstanding
		Aggregate
	Number	intrinsic
	outstanding	value

Grant date
February 14, 2007	18,160,000	2,764,860
June 16, 2007	4,440,000	675,990
November 12, 2007	9,800,000	1,492,050

Total	32,400,000	4,932,900

The Company recorded share-based compensation expenses of $347,798, $1,638,239 and $2,550,318 for the years ended December 31, 2005, 2006 and 2007, respectively. The amount of unvested stock-based compensation currently estimated to be expensed from 2008 through 2011 related to unvested share-based payment awards at December 31, 2007 is $6,392,957. This amount will be recognized as presented in the following table.

Year
2008	2,398,736
2009	1,896,648
2010	1,506,532
2011	591,041

Total	6,392,957

That cost is expected to be recognized over a weighted average period of 2.05 years. To the extent the actual forfeiture rate is different from the Company's original estimate, share-based compensation related to these awards may require to be adjusted.

11.	SEGMENT AND GEOGRAPHIC INFORMATION

Segment reporting

Based on the criteria established by Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information", the Company currently operates in two principal business segments: wireless value-added services ("WVAS") and wireless internet services ("WIS"). The wireless value-added services are delivered through the 2.5G mobile networks, which comprise Wireless Application Protocol ("WAP") services, Multimedia Messaging Services ("MMS"), and Java™ services, and through 2G technology platforms, which comprise Short Messaging Services ("SMS"), Interactive Voice Response services ("IVR"), and Color Ring Back Tones ("CRBT"). Wireless internet services are delivered through the wireless internet portal Kong.net and other sites owned by the Company. Business segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker, or decision making Company, in deciding how to allocate resources and in assessing performance. The Company does not allocate any assets to its business segments as management does not believe that allocating these assets is useful in evaluating these segments' performance. Hence, the Company has not made disclosure of total assets by reportable segment.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

11.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Segment reporting - continued

	For the years ended December 31,
	2005	2006	2007
Revenues
WVAS	$77,752,823	106,480,207	73,014,696
WIS	-	289,010	1,002,248
	77,752,823	106,769,217	74,016,944

Cost of revenues
WVAS	(31,323,123)	(47,129,404)	(35,816,214)
WIS	-	(536,018)	(679,363)
	(31,323,123)	(47,665,422)	(36,495,577)

Gross profit (loss)
WVAS	46,429,700	59,350,803	37,198,482
WIS	-	(247,008)	322,885
	46,429,700	59,103,795	37,521,367

Operating expenses
Product development
WVAS	8,530,745	8,562,248	8,572,559
WIS	-	3,464,014	3,962,683
	8,530,745	12,026,262	12,535,242

Sales and marketing
WVAS	5,389,837	12,625,385	11,475,358
WIS	-	4,129,770	6,618,806
	5,389,837	16,755,155	18,094,164

General and administrative
WVAS	7,607,015	9,021,214	7,165,270
WIS	-	83,970	55,721
	7,607,015	9,105,184	7,220,991

Class action lawsuit settlement including related legal expenses
WVAS	4,843,417	-	-
WIS	-	-	-
	4,843,417	-	-

Total operating expenses
WVAS	26,371,014	30,208,847	27,213,187
WIS	-	7,677,754	10,637,210
	26,371,014	37,886,601	37,850,397

Income (Loss) from Operations
WVAS	20,058,686	29,141,956	9,985,295
WIS	-	(7,924,762)	(10,314,325)
	20,058,686	21,217,194	(329,030)

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

11. SEGMENT AND GEOGRAPHIC INFORMATION - continued

Product lines

The Company derives revenues principally from providing value-added services, such as games and entertainment, communication services, personalized media, and various other related products to mobile phone users. These services are delivered through 2.5G technology platforms including wireless access protocol ("WAP"), multimedia messaging services ("MMS") and JavaTM and 2G technology platforms, including short messaging services ("SMS"), interactive voice response ("IVR") and color ring back tone ("CRBT"). Revenues for the years ended December 31, 2005, 2006 and 2007 are as follows:

	For the years ended December 31,
	2005	2006	2007
2.5 Generation
- WAP	$38,207,474	$26,154,220	$10,554,166
- MMS	15,069,790	23,134,712	13,253,041
- JavaTM	3,041,051	2,505,971	2,835,868
	56,318,315	51,794,903	26,643,075
2 Generation
- SMS	14,870,475	43,308,829	31,339,945
- IVR	5,235,861	6,443,488	10,047,862
- CRBT and others	1,328,172	4,932,987	4,983,814
	21,434,508	54,685,304	46,371,621
WIS	-	289,010	1,002,248
	$77,752,823	$106,769,217	$74,016,944

12.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

	For the years ended December 31,
	2005	2006	2007

Net income (numerator), basic and diluted	$22,174,286	$24,691,645	$2,831,744

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per share	1,377,102,380	1,399,872,743	1,423,156,120
Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed conversions of stock options and nonvested shares using the treasury stock method	47,581,190	18,382,553	7,754,301

Total weighted average shares used in computing diluted net income per share	1,424,683,570	1,418,255,296	1,430,910,421

Net income per share, basic	$0.02	$0.02	$0.00

Net income per share, diluted	$0.02	$0.02	$0.00

As of December 31, 2005, 2006 and 2007, the Company had Nil, 60,464,840, and 82,346,060 ordinary shares equivalents outstanding, respectively, which could have potential diluted income per share in the future, but which were excluded in the computation of diluted income share in the period, as they have anti-diluted effect.

Common stock equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and nonvested shares, which include the benefit of the compensation costs attributable to future services and not yet recognized, are used to repurchase outstanding ordinary shares using a yearly average market price.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

13.	CONCENTRATIONS

i.	Dependence on Mobile Operator

The revenue of the Company is primarily derived from cooperative arrangements with Mobile operator in Mainland China. The major operators cooperated with the Company are China Mobile, China Unicom, China Telecom and China Netcom. The Mobile Operator is entitled to a portion of the revenues earned primarily from the transmission of wireless short message and WAP as well as for the billing and collection of services. If the strategic relationship with the Mobile Operator in the PRC is terminated or scaled-back, or if the Mobile Operator alters the revenue sharing arrangements, the Company's wireless value-added service business would be adversely affected.

Revenues collected through China Mobile for the years ended December 31, 2005, 2006 and 2007 are approximately $73,844,000, $81,147,000 and $55,434,000 representing 95%, 76% and 75% of gross revenues, respectively.

Revenues collected through China Unicom for the years ended December 31, 2005, 2006 and 2007 are approximately $2,107,000, $11,724,000 and $6,481,000 representing 3%, 11% and 9% of gross revenues, respectively.

Revenues collected through China Telecom for the years ended December 31, 2005, 2006 and 2007 are approximately $791,000, $10,539,000 and $7,793,000 representing 1%, 10% and 11% of gross revenues, respectively.

Amounts due from China Mobile as of December 31, 2005, 2006 and 2007 amounted to approximately $9,889,000, $7,387,000 and $10,067,000 representing approximately 91%, 64% and 67% of accounts receivable, respectively.

Amounts due from China Unicom as of December 31, 2005, 2006 and 2007 amounted to approximately $827,000, $2,373,000 and $2,511,000 representing approximately 8%, 21% and 17% of accounts receivable, respectively.

Amounts due from China Telecom as of December 31, 2005, 2006 and 2007 amounted to approximately $51,000, $847,000 and $1,401,000 representing approximately 0%, 7% and 9% of accounts receivable, respectively.

ii.	Credit risk

The Company depends on the billing system of the Mobile Operator to charge the mobile phone users through mobile phone bills and collect payments from users. The Company generally does not require collateral for its accounts receivable. The Company has not experienced any significant credit losses for any periods presented.

14.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company accrue these benefits based on certain percentages of the employees' salaries. The total provision for such employee benefit was $2,583,427 and $646,515 for the years ended December 31, 2006 and 2007, respectively.

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

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

14.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION - continued

For local enterprises, these reserve funds include (i) a statutory surplus reserve fund, (ii) a statutory public welfare fund and (iii) a general surplus reserve fund. Subject to certain cumulative limits, the statutory surplus reserve fund and the statutory public welfare fund require annual appropriations of 10% and 5%, respectively, of after-tax profit (as determined under PRC GAAP at each year end). The statutory surplus reserve fund can be converted into paid-in capital or distributed as dividends to shareholders under certain conditions. When the total amount of statutory surplus reserve fund up to 50% of paid-in capital of the company, the company can stop accruing this reserve fund. The statutory public welfare fund can only be utilized on capital items for the collective benefits of the company's employees such as the construction of dormitories, canteen, and other staff welfare facilities. The general surplus reserve fund can be used to distribute dividend to shareholders. Statutory public welfare fund should not be appropriated any longer since January 1, 2006 according to the Company Law of the People's Republic of China (revised in 2005) and the balance of that fund should be transferred to the general surplus reserve fund. Therefore, there are only 2 reserve funds since 2006, (i) a statutory surplus reserve fund and (ii) a general surplus reserve fund.

As of December 31, 2006 and 2007, the total status reserve amounted to $6,108,651and $6,764,705, respectively.

15.	COMMITMENT AND CONTINGENCY

i.	Operating lease as lessee

The Company leases certain office premises under non-cancelable leases which expire in 2008. Rental expenses under operating leases for the years ended December 31, 2005, 2006 and 2007 were $1,587,839, $1,795,573 and $1,399,781, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Year ending
2008	$940,000

ii.	Purchase obligations

The Company entered into a series agreements with content providers to develop wireless value-added services and Wireless Internet services. Future minimum purchase obligations payments under non-cancelable purchase agreements were approximately as follows:

Year ending
2008	$1,261,000
2009	$1,200,000
$2,461,000

iii.	Business tax

The subsidiaries and VIEs incorporated in the PRC are subject to business tax at rates of 3% to 5% on PRC taxable revenues, as defined by the related tax rules and regulations. The business tax has been accounted for as operating expenses in the consolidated financial statements. For the years prior to 2007, when determining the PRC taxable revenues, the subsidiaries and VIEs adopted a "net" basis, i.e. deducting certain items of cost of revenues, including service fees and transmission charges paid to Mobile Operators, from revenues. However, as the deductible items for business tax purpose are not clearly defined, the Company would be subject to additional tax if the net basis used by the Company was determined inappropriate, which could result in additional expenses in the period of settlement and have an adverse impact on the Company's financial position and results of operations. Additional business tax payable amounted at $670,084 could arise had the gross revenue been used for business tax calculations for the years prior to 2007.

Since January 1, 2007, the Company has used gross revenues as taxable revenues in the calculations of business tax, which resulted in a growing business tax accrual that may not be required for payment. The over-accrued business tax amounts will be reversed when the Company believes they are no longer subject to payment upon the expiration of the 10-year statute of limitations for collecting tax. For the year of 2007, the tax amount that is potentially over accrued is $306,266.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US dollars)

16.	SUBSEQUENT EVENT

Investment in HiU! Media Company Holding Limited ("HiU! Media")

In January 2008, the Company signed an agreement with HiU! Media, a company providing residential community direct marketing advertising network and residential community marketing solutions in China, to purchase 9.87% of the total equity interest in HiU! Media for $1.5 million. The investment was completed in January 2008 and accounted for using cost method.