Form 20-F/A
period 2007-12-31
KONGZHONG CORP
filed 2009-02-17
CIK 1285137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F/A
(AMENDMENT NO. 1)

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

Jay Chang
Telephone: (+86-10) 8857-6000
Fax: (+86-10) 8857-5891
Email: ir@kongzhong.com
35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing 100044
China
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.0000005 per share*	The NASDAQ Stock Market LLC
American depositary shares, each representing 40 ordinary shares	(The NASDAQ Global Select Market)

*	Not for trading, but only in connection with the listing on The NASDAQ Global Select Market of American depositary shares, or ADSs, each representing 40 ordinary shares.

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

EXLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment No.1”) to our annual report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission (the “SEC”) on June 19, 2008 (the “Original Form 20-F”) by KongZhong Corporation (the “Company”), is filed in order to (i) amend Note 3(d) to the consolidated financial statements as of and for the years ended December 31, 2005, 2006 and 2007 of the Original Form 20-F to name the third party valuation firm, and (ii) file, as an additional exhibit, the letter from such valuation firm consenting to, among others, the reference to its name.  In addition, this Amendment No.1 includes currently dated certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Rule 13a-14(a) and Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.

Other than as set forth below, this Amendment No.1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Form 20-F or reflect any events that have occurred after the filing date of the Original Form 20-F. Among other things, forward-looking statements contained in the Original Form 20-F have not been revised to reflect events, results or developments that occurred or facts that became known to us after the original filing date, and such forward-looking statements should be read in their historical context.

Item 18.	Financial Statements

See “Index to Consolidated Financial Statements for the Years Ended December 31, 2005, 2006 and 2007” for a list of all financial statements filed as part of this Amendment No.1.

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

4.14(5)	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.15(5)	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

Number	Description of Exhibit

4.16(5)	Power of Attorney by Yang Yang, dated March 1, 2005.

4.17(5)	Power of Attorney by Yang Li, dated November 21, 2005.

4.18(5)	Power of Attorney by Xuelei Wu, dated November 21, 2005.

4.19(5)	Power of Attorney by Yang Li, dated January 28, 2006.

4.20(5)	Power of Attorney by Guijun Wang, dated January 28, 2006.

4.21(5)	Power of Attorney by Qi Hai, dated June 29, 2006.

4.22(5)	Power of Attorney by Linguang Wu, dated October 16, 2006.

4.23(5)	Power of Attorney by Guijun Wang, dated October 16, 2006.

4.24(1)	Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.

4.25(1)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.26(1)	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.

4.27(5)	Cooperation Agreement on Monternet™ WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., undated.

4.28(5)	Cooperation Agreement on Monternet™ Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., undated.

4.29(6)	Cooperation Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 7, 2008.

4.30(6)	Technical Service Agreement between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated September 1, 2007.

4.31(6)	Technical Service Agreement between China Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 5, 2007.

4.32(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated May 27, 2004.

4.33(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 27, 2004.

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

Number	Description of Exhibit

4.36(4)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 31, 2005.

4.37(6)	Form of Employment Agreement.

4.38(6)	Form of Confidentiality and Non-Compete Agreement.

4.39(5)	Capital Contribution Transfer Agreement among Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang, dated October 16, 2006.

4.40(4)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Li Yang, Wu Xuelei and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

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

8.1(6)	List of Significant Subsidiaries and Consolidated Entities.

11.1(3)	Code of Business Conduct and Ethics.

12.1(6)	CEO Certification pursuant to Rule 13a – 14(a).

12.2(6)	CFO Certification pursuant to Rule 13a – 14(a).

12.3	CEO Certification pursuant to Rule 13a – 14(a).

12.4	CFO Certification pursuant to Rule 13a – 14(a).

13.1(6)	CEO Certification pursuant to Rule 13a – 14(b).

13.2(6)	CFO Certification pursuant to Rule 13a – 14(b).

Number	Description of Exhibit

13.3	CEO Certification pursuant to Rule 13a – 14(b).

13.4	CFO Certification pursuant to Rule 13a – 14(b).

23.1(6)	Consent of King & Wood.

23.2(6)	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.3	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.4	Consent of American Appraisal China Limited.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.
(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.
(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation as filed with the SEC on June 28, 2005 and incorporated herein by reference thereto.
(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 16, 2006 and incorporated herein by reference thereto.
(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 20, 2007 and incorporated herein by reference thereto.
(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 19, 2008 and incorporated herein by reference thereto.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on Form 20-F for the year ended December 31, 2007 on its behalf.

Date: February 17, 2009

KongZhong Corporation

By:	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer

EXHIBITS

Number	Description of Exhibit

1.1(4)	Amended and Restated Articles of Association, as adopted on September 6, 2005.

1.2(1)	Amended and Restated Memorandum of Association, as adopted on June 11, 2004.

2.1(1)	Specimen of share certificate.

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

4.14(5)	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.15(5)	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

Number	Description of Exhibit

4.16(5)	Power of Attorney by Yang Yang, dated March 1, 2005.

4.17(5)	Power of Attorney by Yang Li, dated November 21, 2005.

4.18(5)	Power of Attorney by Xuelei Wu, dated November 21, 2005.

4.19(5)	Power of Attorney by Yang Li, dated January 28, 2006.

4.20(5)	Power of Attorney by Guijun Wang, dated January 28, 2006.

4.21(5)	Power of Attorney by Qi Hai, dated June 29, 2006.

4.22(5)	Power of Attorney by Linguang Wu, dated October 16, 2006.

4.23(5)	Power of Attorney by Guijun Wang, dated October 16, 2006.

4.24(1)	Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.

4.25(1)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.26(1)	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.

4.27(5)	Cooperation Agreement on Monternet™ WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., undated.

4.28(5)	Cooperation Agreement on Monternet™ Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., undated.

4.29(6)	Cooperation Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 7, 2008.

4.30(6)	Technical Service Agreement between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated September 1, 2007.

4.31(6)	Technical Service Agreement between China Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 5, 2007.

4.32(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated May 27, 2004.

4.33(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 27, 2004.

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

Number	Description of Exhibit

4.36(4)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 31, 2005.

4.37(6)	Form of Employment Agreement.

4.38(6)	Form of Confidentiality and Non-Compete Agreement.

4.39(5)	Capital Contribution Transfer Agreement among Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang, dated October 16, 2006.

4.40(4)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Li Yang, Wu Xuelei and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

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

8.1(6)	List of Significant Subsidiaries and Consolidated Entities.

11.1(3)	Code of Business Conduct and Ethics.

12.1(6)	CEO Certification pursuant to Rule 13a – 14(a).

12.2(6)	CFO Certification pursuant to Rule 13a – 14(a).

12.3	CEO Certification pursuant to Rule 13a – 14(a).

12.4	CFO Certification pursuant to Rule 13a – 14(a).

13.1(6)	CEO Certification pursuant to Rule 13a – 14(b).

13.2(6)	CFO Certification pursuant to Rule 13a – 14(b).

Number	Description of Exhibit

13.3	CEO Certification pursuant to Rule 13a – 14(b).

13.4	CFO Certification pursuant to Rule 13a – 14(b).

23.1(6)	Consent of King & Wood.

23.2(6)	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.3	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.4	Consent of American Appraisal China Limited.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.
(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.
(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation as filed with the SEC on June 28, 2005 and incorporated herein by reference thereto.
(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 16, 2006 and incorporated herein by reference thereto.
(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 20, 2007 and incorporated herein by reference thereto.
(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 19, 2008 and incorporated herein by reference thereto.

KONGZHONG CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
KONGZHONG CORPORATION

We have audited the accompanying consolidated balance sheets of KongZhong Corporation and its subsidiaries and variable interest entities (the “Company”) as of December 31, 2006 and 2007 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2005, 2006 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As described in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based payment”. In addition, effective January 1, 2007, the Company adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes— An Interpretation of FASB Statement No. 109”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 5, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, The People’s Republic of China
June 5, 2008

KONGZHONG CORPORATION

CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	As of December 31,
	2006	2007
Assets

Current assets
Cash and cash equivalents	$131,402,007	$122,342,672
Accounts receivable net of allowance of $Nil as of December 31, 2006 and 2007	11,568,608	14,992,907
Prepaid expenses and other current assets	2,375,318	4,498,117

Total current assets	145,345,933	141,833,696
Rental deposits	460,838	446,816
Property and equipment, net	3,100,776	3,426,451
Goodwill	15,835,856	34,918,685
Acquired intangible assets, net	1,997,625	1,266,274

Total assets	$166,741,028	$181,891,922

Liabilities and shareholders’ equity

Current liabilities
Accounts payable	$6,012,740	$5,596,931
Accrued expenses and other current liabilities	4,246,296	5,001,149
Income tax payable	562,532	695,054

Total current liabilities	$10,821,568	$11,293,134
Non-current deferred tax liability	142,478	123,022

Total liabilities	$10,964,046	$11,416,156
Ordinary shares ($0.0000005 par value; 999,419,000,000 shares authorized, 1,423,156,120 and 1,423,156,120 shares issued and outstanding in 2006 and 2007, respectively)	711	711
Additional paid-in capital	82,027,122	84,729,618
Accumulated other comprehensive income	4,599,695	13,764,239
Statutory reserve	6,108,651	6,764,705
Retained earnings	63,040,803	65,216,493

Total shareholders’ equity	155,776,982	170,475,766

Total liabilities, minority interest and shareholders’ equity	$166,741,028	$181,891,922

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

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In US dollars)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Statutory	Retained	Total sharehlders’	Comprehensive
	Shares	Amount	capital	income	reserve	earnings	equity	income
Balance as of January 1, 2005	1,371,600,000	$685	$77,524,108	$12	2,150,916	$20,132,607	$99,808,328

Issuance of ordinary shares upon exercise of non-employee options	1,000,000	1	53,578	-	-	-	53,579
Issuance of ordinary shares upon exercise of employee options	11,923,600	6	248,918	-	-	-	248,924
Amortization of deferred stock compensation	-	-	347,798	-	-	-	347,798
Provision for statutory reserve	-	-	-	-	2,422,590	(2,422,590)	-

Foreign currency translation adjustments	-	-	-	1,140,810			1,140,810	$1,140,810
Net income	-	-	-	-	-	$22,174,286	22,174,286	22,174,286

Balance as of December 31, 2005	1,384,523,600	$692	$78,174,402	$1,140,822	$4,573,506	$39,884,303	123,773,725	$23,315,096

Issuance of ordinary shares upon exercise of employee options	38,632,520	19	2,214,481	-	-	-	2,214,500
Share-based compensation recognized	-	-	1,638,239	-	-	-	1,638,239
Provision for statutory reserve	-	-	-	-	1,535,145	(1,535,145)	-
Foreign currency translation adjustments	-	-	-	3,458,873	-	-	3,458,873	$3,458,873
Net income	-	-	-	-	-	24,691,645	24,691,645	24,691,645

Balance as of December 31, 2006	1,423,156,120	$711	$82,027,122	$4,599,695	$6,108,651	$63,040,803	$155,776,982	$28,150,518
Issuance of ordinary shares upon exercise of employee options	-	-	152,178	-	-	-	152,178
Share-based compensation recognized	-	-	2,550,318	-	-	-	2,550,318

Provision for statutory reserve	-	-	-	-	656,054	(656,054)	-	-
Foreign currency translation adjustments	-	-	-	9,164,544	-	-	9,164,544	$9,164,544
Net income	-	-	-	-	-	2,831,744	2,831,744	2,831,744

Balance as of December 31, 2007	1,423,156,120	$711	$84,729,618	$13,764,239	$6,764,705	$65,216,493	$170,475,766	$11,996,288

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

The accompanying notes are an integral part of these consolidated financial statements

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES -

KongZhong Corporation (“KongZhong”) was incorporated under the laws of the Cayman Islands on May 6, 2002. KongZhong and its consolidated entities (the “Company”) provide wireless interactive entertainment, media and community services to mobile phone users in the People’s Republic of China (the “PRC”) and specialize in the development, marketing and distribution of consumer wireless value-added services.

As of December 31, 2007, details of the Company’s majority-owned subsidiaries and variable interest entities are as follows:

Name	Incorporation date/place	Shareholder/ Nominee Owner	Shareholder/owner’s relationship with the Company	Legal Ownership	Principal activities
				%
Subsidiaries of the Company:

KongZhong Beijing	July 29, 2002 the PRC	KongZhong	-	100	Providing consulting and technology services

KongZhong China	June 10, 2005 the PRC	KongZhong	-	100	Providing consulting and technology services

Anjian Xingye (Beijing) Company Limited. (“Beijing Anjian Xingye”) (Note iv)	November 28, 2005 the PRC	KongZhong	-	100	Providing consulting and technology services

Monkey King Search Corporation	January 11, 2007 the PRC	KongZhong	-	100	Providing consulting and technology services

Wukong Shentong Search Co., Ltd. (“Wukong Shentong”)	March 23, 2007 the PRC	Monkey King	-	100	Mobile search development

Variable interest entities (“VIE”):

Beijing AirInbox Information Technologies Co., Ltd. (“Beijing AirInbox”) (Note (i))	April 4, 2002 the PRC	Linguang Wu SonglinYang Guijun Wang Zhen Huang	Employee Uncle of Nick Yang, President Employee Wife of Nick Yang, President	45 42 10 3	Providing wireless value-added services to mobile phone users

Beijing Wireless Interactive Network Technologies Co., Ltd. (“Beijing WINT”) (Note (ii))	November 28, 2003 the PRC	Yang Yang Hai Qi	Employee Employee	40 60	Providing wireless value-added services to mobile phone users

Beijing Chengxitong Information Technology Company Limited (“Beijing Chengxitong”) (Note (iii))	June 23, 2004 the PRC	Yang Li Xuelei Wu	Employee Employee	90 10	Providing wireless value-added services to mobile phone users

Beijing Xinrui Network Technology Company Limited (“Beijing Xinrui”) (Note (iv))	December 17, 2003 the PRC	Guijun Wang Yang Li	Employee Employee	51 49	Providing wireless value-added services

Subsidiaries of VIE:

Beijing Boya Wuji Technologies Co., Ltd. (“Beijing Boya Wuji”) (Note (v))	March 29, 2004 the PRC	Beijing AirInbox	VIE	100	Providing wireless value-added services

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Incorporation date/place	Shareholder/ Nominee Owner	Shareholder/owner’s relationship with the Company	Legal Ownership	Principal activities
Tianjin Mammoth Technology Co., Ltd. (“Tianjin Mammoth”) (Note (vi))	June 12, 2002 the PRC	Beijing AirInbox Beijing WINT	VIE VIE	95 5	Mobile games developing

Beijing Shuziyuansu Advertising Co., Ltd. (“Beijing Shuziyuansu”)	September 21, 2005 the PRC	Beijing Boya Wuji Beijing WINT	VIE VIE	75 25	Providing advertising services

Notes:

(i)
PRC regulations prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services. To comply with these regulations the Company conducts majority part of its activities through Beijing AirInbox, a variable interest entity established by KongZhong through nominated owners on April 4, 2002. Beijing AirInbox provides wireless value-added services to PRC’s mobile phone users in the form of SMS, WAP, MMS, JavaTM, IVR and CRBT. Upon establishment Beijing AirInbox was legally owned directly by three PRC citizens nominated by KongZhong, Yunfan Zhou, the Company’s Chief Executive Officer, Songlin Yang, the uncle of Nick Yang, the Company’s President, and Leilei Wang, who held 35%, 35% and 30%, respectively, of Beijing AirInbox’s total outstanding shares. In September 2003, Leilei Wang transferred his 30% equity interest in Beijing AirInbox to Yunfan Zhou and Zhen Huang, the wife of Nick Yang, in portions of 15% each. In April 2004, the registered capital of Beijing AirInbox was increased from $0.3 million (RMB2 million) to $1.2 million (RMB10 million). The increased registered capital was contributed from Songlin Yang and Yang Cha, a PRC citizen and employee of the Company, for $0.4 million (RMB3.5 million) and $0.5 million (RMB4.5 million), respectively. In October, 2006, Yang Cha transferred his $0.5 million (RMB4.5 million) to Linguang Wu, an employee of the Company. In October, 2006, Yunfan Zhou transferred his $0.1 million (RMB1million) to Guijun Wang, an employee of the Company.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Notes: - continued

(ii)
In February 2005, the Company completed the acquisition of all outstanding shares of Beijing WINT through nominated owners (see Note 3(a)), and entered into a series of contractual arrangements, pursuant to which, Beijing WINT became the Company’s variable interest entity. Beijing WINT provides wireless value-added services to PRC’s Mobile phone users. Beijing WINT is legally owned directly by three PRC citizens nominated by KongZhong. As of December 2005, Yang Yang, Linguang Wu and Guijun Wang held 40%, 30% and 30% equity interest of Beijing WINT, respectively. In July 2006, Linguang Wu and Guijun Wang transferred their shares to Hai Qi. As of December 2006, Hai Qi and Yang Yang held 60% and 40% equity interest of Beijing WINT, respectively.

(iii)
In November 2005, the Company completed the acquisition of all outstanding shares of Beijing Chengxitong through nominated shareholders (see Note 3(c)), and entered into a series of contractual arrangements pursuant to which Beijing Chengxitong, became the Company’s variable interest entity. Beijing Chengxitong provides wireless value-added services to the PRC’s mobile phone users. Beijing Chengxitong is legally owned directly by two PRC citizens nominated by KongZhong. As of December 2006, Yang Li and Xuelei Wu held 90% and 10% equity interest of Beijing Chengxitong, respectively.

(iv)
In January 2006, the Company acquired a 100% equity interest in Sharp Edge Company Limited (“Sharp Edge”), a company incorporated in the British Virgin Islands and based in Beijing which provides wireless value-added services through its wholly owned subsidiary Beijing Anjian Xingye and its variable interest entity, Beijing Xinrui. Following the acquisition, the incorporation of Sharp Edge was deregistered in the British Virgin Islands and the Company directly holds Anjian Xingye as its wholly owned subsidiary (“WOFE”). Beijing Xinrui has entered into a series of contractual arrangements with Beijing Anjian Xingye, pursuant to which, Beijing Xinrui became the Company’s variable interest entity. Beijing Xinrui provides wireless value-added services to the PRC’s mobile phone users. Beijing Xinrui is legally owned directly by two PRC citizens nominated by KongZhong. As of December 2006, Guijun Wang and Yang Li held 51% and 49% equity interest of Beijing Xinrui, respectively.

(v)
In March 2004, the Company established another variable interest entity, Beijing Boya Wuji, through nominated owners. KongZhong Beijing entered into a series of contractual arrangements, pursuant to which Beijing Boya Wuji became the Company’s variable interest entity. Beijing Boya Wuji provides wireless value-added services to PRC’s mobile phone users in the form of SMS, WAP, MMS, Java™, IVR and CRBT and a license was obtained from the PRC government in April 2004. Upon establishment Beijing Boya Wuji was legally owned directly by two PRC citizens nominated by KongZhong, Yunfan Zhou and Zhen Huang held 50% and 50%, respectively, of Beijing Boya Wuji. The investment by these two individuals has been done through their personal funds with no loans provided by the Company. Accordingly, the investment amount of $120,815 has been included as a minority interest. In January 2005, 80% of the equity interest of Beijing Boya Wuji held by the nominated owners was transferred to Beijing AirInbox for an aggregate amount of RMB800,000 ($96,650). In October 2006, the remaining 20% of the equity interest of Beijing Boya Wuji held by the nominated owners was transferred to Beijing AirInbox for an aggregate amount of RMB200,000 ($24,165). Beijing Boya Wuji became a subsidiary of Beijing AirInbox.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Notes: - continued

(vi)	On May 24, 2005, the Company’s VIE, Beijing AirInbox and Beijing WINT acquired 95% and 5%, respectively, of the outstanding equity interest of Tianjin Mammoth (see Note 3(b)).

KongZhong Beijing or KongZhong China has entered into various operating agreements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong and Beijing Xinrui (collectively the “VIE companies”), including exclusive technical and consulting services agreements. Under these agreements, KongZhong Beijing or KongZhong China provides technical and other services to the VIE companies in exchange for all their net income. As a collateral security for the prompt and complete performance of the obligations of the VIE companies, respective owners of VIE companies have entered into pledge agreements, pursuant to which they agreed to pledge all their rights and interests, including voting rights, in the VIE companies respectively in favor of KongZhong Beijing or KongZhong China. Finally, KongZhong Beijing or KongZhong China has the option to acquire the equity interests of the VIE companies for a purchase price equal to the respective capital of the VIE companies or such higher price as required under PRC laws at the time of such purchase.

Through the contractual arrangements described above, KongZhong Beijing or KongZhong China is the primary beneficiary of the VIE companies because the KongZhong Beijing or KongZhong China holds all of the variable interests in the VIE companies either directly or through related parties.

In January 2003, the Financial Accounting Standard Board (“FASB”) issued Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51” which required certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after December 15, 2003. In December 2003, the FASB issued FIN 46 (revised) which deferred the implementation date to the end of the first reporting period after March 15, 2004 unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ended December 31, 2003. However, the Company has elected to retroactively apply FIN 46 and consolidate all of its variable interest entity, including Beijing AirInbox from its inception and all the other VIEs from their respective acquisition dates.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, and its variable interest entities. All inter-company transactions and balances have been eliminated upon consolidation

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and cash equivalents

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include valuations of goodwill, accruals for revenue and cost of revenue adjustments, valuation allowance for deferred tax assets, and share-based compensation expense. Actual results could differ from those estimates.

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

Impairment of long-lived assets

In accordance with SFAS No.144, “Accounting for the impairment or Disposal of Long-lived Assets,” long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. The Company did not record any impairment loss during the years ended December 31, 2005, 2006 and 2007.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

SFAS No. 142,”Goodwill and Other Intangible Assets” (“SFAS 142”), requires the Company to complete a two-step goodwill impairment test. The first step compares the fair value of each reporting unit (operating segment or one level below an operating segment) to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We performed annual impairment assessments of the carrying value of the goodwill recorded in connection with various acquisitions as required under SFAS 142 in December, 2005, 2006 and 2007. In accordance with SFAS 142, we compared the carrying value of each of our reporting units that existed at those times to their estimated fair value. At December 1, 2005, 2006 and 2007, we had four reporting units as determined and identified in accordance with SFAS 142.

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

Revenue recognition and cost of revenues

The Company’s revenues are primarily derived from entertainment-oriented wireless value-added services (“WVAS”), and wireless internet services (“WIS”).

(i)	Wireless value-added services (“WVAS”)

Wireless value-added services revenues are derived from providing personalized interactive entertainment, media and community services primarily to mobile phone customers of China Mobile Communication Corporation and its various subsidiaries (“China Mobile”), China United Telecommunications Corporation (“China Unicom”), China Telecommunications Corporation (“China Telecom”), and China Network Communications Company Corporation (“China Netcom”).

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

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition and cost of revenues - continued

(ii)	Wireless internet services (“WIS”)

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

Foreign currency translation

The functional and reporting currency of the Company is US dollar. The functional currency of the Company’s subsidiaries in the PRC is Renminbi (“RMB”).

Assets and liabilities are translated from each subsidiary’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of shareholders’ equity and comprehensive income.

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

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Company included aggregate amounts of RMB 606,467,284 and RMB 629,590,379 at December 31, 2006 and 2007, respectively, which were denominated in RMB.

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

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on the Company’s accounting for income taxes for the year ended December 31, 2007. The Company did not incur any interest or penalties related to potential underpaid income tax expenses, and also does not expect to have a significant increase or decrease on the unrecognized tax benefits within 12 months from December 31, 2007.

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statements of shareholders’ equity.

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

Share-based compensation

The Company has in effect stock incentive plans under which incentive stock options and nonvested shares have been granted to employees and members of the Board of Directors. Effective January 1, 2006 the Company adopted SFAS No. 123 (revised 2004), “Share-based Payment”, or SFAS 123R, which requires all share-based payments to employees to be recognized in the financial statements based upon their respective grant date fair values, and does not allow the previously permitted pro forma disclosure-only method as an alternative to financial statement recognition. SFAS 123R supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB 25, and related interpretations and amends SFAS No. 95, “Statement of Cash Flows”.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation - continued

The Company adopted SFAS 123R using the modified-prospective method of recognition of compensation expense related to share-based payments. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with SFAS No. 123, “Accounting for Stock-based Compensation”, or SFAS 123,and (b) compensation expense for all stock-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair vale estimated in accordance with the provisions of SFAS 123(R). The consolidated statements of income for the years ended December 31, 2006 and 2007 reflect the impact of adopting SFAS 123R. In accordance with the modified prospective transition method, the consolidated statements of income for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.

Prior to the adoption of SFAS 123R, the Company accounted for share-based payment awards to employees in accordance with APB 25 and related interpretations, and had adopted the disclosure-only alternative of SFAS 123 and SFAS No. 148, “Accounting for Stock-based Compensation - Transition and Disclosure”. In accordance with APB 25 and related interpretations, stock-based compensation expense was not recorded in connection with share-based payment awards granted with exercise prices equal to or greater than the fair market value of the underlying shares on the date of grant. The Company recorded deferred compensation in connection with stock options granted with an exercise price below the fair market value of the underlying shares on the date of grant. The amount of such deferred compensation per share was equal to the excess of the fair market value over the exercise price on such date. Recorded deferred compensation was recognized as stock-based compensation expense ratably over the requisite service period, which was generally the vesting period of the options. In accordance with the provisions of SFAS 123R, as of January 1, 2006, all deferred compensation previously recorded pursuant to APB 25 and related interpretations has been eliminated with a corresponding reduction in additional paid-in capital.

In accordance with the requirements of the disclosure-only alternative of SFAS 123, set forth below is a pro forma illustration of the effect on net income and net income per share information for 2005, computed as if the fair value method defined by SFAS 123, instead of the guidance provided by APB 25, had been applied to the Company’s stock-based compensation

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

Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” delays the effective date of SFAS No. 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The Company is currently evaluating whether the adoption of SFAS No. 157 will have a material effect on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115”. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which a Company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating whether the adoption of SFAS No. 159 will have a significant effect on its consolidated results of operations and financial position.

In December 2007, the FASB issued SFAS No. 141R, “Business Combination”, to improve reporting creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently evaluating whether the adoption of SFAS No. 141R will have a significant effect on its consolidated financial position, results of operations or cash flows.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net income per share - continued

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” to improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversify that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transaction. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial position, results of operations or cash flows.

In March 2008, The FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has not yet begun the process of assessing the potential impact of the adoption of FASB No. 161 may have on its consolidated financial position or results of operations.

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

On November 21, 2005, the Company acquired all the outstanding equity interest of Wuhan Chengxitong Information Technology Company Limited (“Wuhan Chengxitong”), for a price of $1,787,658, consisting of $544,339 in cash and $1,243,319 satisfied by waiving receivables from former shareholders. Total cash consideration of $544,339, of which approximately $507,225 was paid in 2005 and the remaining balance of $37,114 was paid in January 2006. Wuhan Chengxitong provides wireless value-added services to PRC’s mobile phone users. The Company completed the acquisition in order to diversify its revenue base. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The results of operations from the acquisition date have been included in the Company’s consolidated financial statements. In July 2006, Wuhan Chengxitong moved to Beijing and changed its name as Beijing Chengxitong. The purchase price was allocated as follows:

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

In January 2006, the Company acquired a 100% equity interest in Sharp Edge, a company incorporated in the British Virgin Islands and based in Beijing which provides wireless value-added services through its wholly owned subsidiary, Beijing Anjian Xingye, and its VIE, Beijing Xinrui, The purchase price was $18,827,032, consisting of $17,999,389 in cash and $827,643 satisfied by waiving receivables from former shareholders. The Company paid cash consideration of approximately $7 million, $11 million and $17 million during the first quarter and third quarter of 2006 and the first quarter of 2007, respectively. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The results of operations from the acquisition date have been included in the Company’s consolidated financial statements. Following the acquisition, the incorporation of Sharp Edge was deregistered in the British Virgin Islands and the Company directly holds Anjian Xingye as its WOFE. Beijing Xinrui has entered into a series of contractual arrangements with Beijing Anjian Xingye, pursuant to which, Beijing Xinrui became the Company’s variable interest entity. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $17,945,855)	$3,832,073
Acquired intangible assets:
Partnership agreement	1,982,100
Non-compete agreement	303,700
Content agreements	5,900
Self-developed contents	37,700
Operating platforms	76,700
Licenses	9,000
Liabilities assumed	(2,390,513)
Non current deferred tax liability	(138,035)
Goodwill	31,280,764
Total	$34,999,389

The purchase price allocation and intangible asset valuations for the acquisitions described above were based on a valuation analysis prepared by American Appraisal China Limited, a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of Company shares approach. The Company has incorporated certain assumptions which include projected cash flows and replacement costs.

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

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2006	2007

Advance to suppliers	$1,307,553	$1,012,139
Staff advances	324,028	858,300
Rental and other deposits	227,051	670,658
Interest receivables	432,854	677,603
Prepayments	22,998	1,229,767
Other current assets	60,834	49,650
	$2,375,318	$4,498,117

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31
	2006	2007

Computer and transmission equipment	$5,019,298	$6,988,939
Furniture and office equipment	948,049	1,105,264
Motor vehicles	528,751	606,996
Leasehold improvements	1,091,291	1,430,280
Communication equipment	270,294	310,374
Office building	526,572	588,648
	8,384,255	11,030,501
Less: accumulated depreciation	(5,283,479)	(7,604,050)
	$3,100,776	$3,426,451

Depreciation expenses for the years ended December 31, 2005, 2006 and 2007 are $1,758,823, $2,347,737 and $1,891,293 respectively.

6.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	2005			2006			2007
	Gross carrying amount	Accumulated amortization & exchange difference	Net carrying amount	Gross carrying amount	Accumulated amortization & exchang difference	Net carrying amount	Gross carrying amount	Accumulated amortization & exchange difference	Net carring amount	Amortization Period

Agreements with Operators	$4,500	$(415)	$4,085	$1,986,600	$(407,322)	$1,579,278	$2,192,126	$(1,052,931)	$1,139,195	2-4 years
Operating platforms	-	-	-	76,700	(12,067)	64,633	84,604	(32,431)	52,173	5 years
Licenses of service providers	16,342	(2,266)	14,076	25,342	(9,478)	15,864	28,215	(20,342)	7,873	3-3.5 years
Contracts with content providers	2,224	(1,055)	1,169	8,124	(7,620)	504	8,953	(8,953)	-	1 year
Non-compete agreement	-	-	-	303,700	(133,780)	169,920	335,131	(321,167)	13,964	2 years
Self-developed contents	-	-	-	37,700	(16,640)	21,060	41,563	(39,831)	1,732	2 years
Completed product technologies	289,978	(56,385)	233,593	289,978	(144,841)	145,137	328,560	(282,927)	45,633	3 years
Contracts with service providers	4,349	(2,537)	1,812	4,349	(4,349)	-	4,928	(4,928)	-	1 year
Subscriber list	1002	(835)	167	1,002	(1,002)	-	1,135	(1,135)	-	1 year
Trademarks	8,840	(3,165)	5,675	13,450	(12,221)	1,229	21,540	(15,836)	5,704	1 year

Total	$327,235	$(66,658)	$260,577	$2,746,945	$(749,320)	$1,997,625	$3,046,755	$(1,780,481)	$1,266,274

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

	At December 31
	2006	2007

Accrued welfare benefits	$1,120,642	$1,373,673
Accrued payroll	1,815,126	1,753,888
Accrued professional service fees	828,612	698,571
Other tax payables	468,404	1,070,336
Others	13,512	104,681
	$4,246,296	$5,001,149

9.	INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries and VIEs incorporated in the PRC are governed by the Income Tax Law of the PRC concerning domestic enterprises and the Income Tax Law of the PRC Concerning Foreign-invested Enterprises and Foreign Enterprises as well as various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the PRC enterprises are subject to income tax at a statutory rate of 33% (comprising state income tax of 30% and local income tax of 3%) on PRC taxable income. However, KongZhong Beijing, KongZhong China, Beijing Anjian Xingye, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Xinrui, Beijing Chengxitong and Tianjin Mammoth benefit from preferential tax treatment as a high technology enterprise and are subject to an income tax rate of 15%. A summary of the tax concessions available to the PRC entities for the year ended December 31, 2007 is as follows:

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

9.           INCOME TAXES - continued
PRC entities	Chinese State unified income tax rate	Chinese local income tax rate	Concession from Chinese State unified income tax*	Concession from Chinese local income tax	Year of commencement of tax holiday
	(%)	(%)
KongZhong Beijing	15	N/A	Full exemption from 2003 to 2005 50% tax relief from 2006 to 2007	Full exemption from 2003 to 2007	2003
KongZhong China	15	N/A	Full exemption from 2005 to 2007	Full exemption from 2005 to 2007	2005
Beijing Anjian Xingye	15	N/A	Same as KongZhong China	Same as KongZhong China	2005
Wukong Shentong Search	30	3	None	N/A	N/A
Beijing AirInbox	15	N/A	Full exemption from 2003 to 2004 50% tax relief from 2005 to 2007	N/A	2003
Beijing Boya Wuji	15	N/A	Full exemption from 2004 to 2006 50% tax relief for 2007	N/A	2004
Beijing WINT	15	N/A	Same as Beijing Boya Wuji	N/A	2004
Beijing Chengxitong	15	N/A	Same as Beijing Boya Wuji	N/A	2004
Beijing Xinrui	15	N/A	Same as Beijing Boya Wuji	N/A	2004
Tianjin Mammoth	15	N/A	Full exemption for 2 years from September 2003 to September 2005	N/A	September 2003
Beijing Shuziyuansu	30	3	None	N/A	N/A

*
The concession from Chinese state unified income tax is presented assuming that the subsidiaries, VIEs and VIE’s subsidiaries will not qualify as “high and new technology enterprise strongly supported by the State” under the Enterprise Income Tax Law effective January 1, 2008.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law (the “New Income Tax Law”), which became effective on January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises, by adopting unified income tax rate of 25% for most enterprises. In accordance with the implementation rules of the New Income Tax Law, the Company’s various PRC entities that previously qualified for “high and new technology enterprise” and were granted the preferential tax treatments may not continue to qualify as “high and new technology enterprise strongly supported by the State” under the new rules, Until these entities receive official approval for this new status, they will be subject to the statutory of 25% tax rate and therefore the Company used such rate in the calculation of deferred tax balances.

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

The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on the Company’s accounting for income taxes for the year ended December 31, 2007. The Company did not incur any interest or penalties related to potential underpaid income tax expenses, and also does not expect to have a significant increase or decrease on the unrecognized tax benefits within 12 months from December 31, 2007.

Under the new Enterprise Income Tax law effective January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends amongst other things on the “place of actual management”. If the Company, or its non-PRC subsidiaries, were to be determined to be PRC resident for tax purposes, it or they, would be subject to tax in the PRC on its worldwide income including the income arising in jurisdictions outside the PRC. The Company is still evaluating its resident status under the new law and related guidance.

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

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

Aggregate undistributed earnings of the Company’s subsidiaries, VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company of approximately $53,858,000 at December 31, 2007 are considered to be indefinitely reinvested under APB opinion No. 23, “Accounting for Income Taxes—Special Areas” and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

10.	STOCK OPTIONS AND NONVESTED SHARES

Stock options

The Company’s 2002 employee equity incentive plan (“2002 Plan”) allows the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. Options to purchase 105,000,000 ordinary shares are authorized under the 2002 Plan. In 2005, the shareholders authorized additional 32,000,000 options under the plan. Under the terms of the Plan, options are generally granted at prices equal to the fair market value of the Company’s shares listed on the Nasdaq National Market. Prior to the Company’s initial public offering the market value of the ordinary shares underlying the stock options was determined by the Board of Directors. Forfeiture or other termination of option may be the subject of the grant of further options. The majority options will vest over four years where 25% of the options will vest at the end of the first year, 6.25% will vest quarterly in the second year through the fourth years. The stock options expire 10 years from the date of grant. As of December 31, 2007, options to purchase 76,764,180 shares of ordinary shares were outstanding, and options to purchase 12,393,100 ordinary shares were available for future grant.

For stock options granted prior to the initial public offering, the Company obtained a valuation analysis performed by an independent appraiser to reassess the determination of the market value of the Company’s ordinary shares. The valuation analysis utilized generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company’s business. As a result, prior to January 1, 2006, stock compensation expense was recorded for the excess of the fair value of the ordinary shares over the exercise price of the employee stock options on the grant date. For stock options granted following the initial public offering, options are granted at the fair market value of the ordinary share at the date of grant determined using the quoted market price of the Company’s stock. Accordingly, there were no compensation charges generated from these option grants under APB 25 before January 1, 2006. With the adoption of SFAS 123R on January 1, 2006, the Company recognizes compensation costs for share - based awards to employees based on their grant date fair value for all awards granted to employees prior to the adoption of SFAS 123R that remain unvested on January 1, 2006 and for all share-based payments granted after January 1, 2006.

Nonvested Shares

The Company’s 2006 Equity Incentive Plan (“2006 Plan”) allows the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. 40,000,000 nonvested ordinary shares are authorized under the 2006 Plan. Forfeiture or other termination of nonvested shares may be the subject of the grant of further nonvested shares.

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

A summary of the stock option activity is as follows:

	Outstanding options
	Number of Options	Weighted average exercise price

Options outstanding at January 1, 2005	96,910,000
Granted	22,000,000	$0.210
Forfeited	(16,936,650)	$0.237
Exercised	(12,923,600)	$0.023

Options outstanding at December 31, 2005	89,049,750
Granted	32,400,000	$0.222
Forfeited	(15,643,470)	$0.218
Exercised	(30,062,480)	$0.074

Options outstanding at December 31, 2006	75,743,800
Granted	23,800,000	$0.1168
Forfeited	(19,522,980)	$0.207
Exercised	(3,256,640)	$0.047

Options outstanding at December 31, 2007	76,764,180

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

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

10.           STOCK OPTIONS AND NONVESTED SHARES - continued

The weighted average per share fair value of options granted in each year was as follows:

	For the years ended December 31,
	2005	2006	2007

Stock options	$0.150	$0.165	$0.159

The total intrinsic value of options exercised during the year ended December 31, 2007 was $343,645.

The following table summarizes information with respect to stock options outstanding at December 31, 2007:

	Options outstanding				Options exercisable
	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Range of average exercise price
$0.0025	9,716,800	$0.0025		1,455,091	9,716,800	$0.0025		1,455,091
$0.0100	2,260,080	$0.0100		321,496	2,260,080	$0.0100		321,496
$0.0500	601,240	$0.0500		61,477	601,240	$0.0500		61,477
$0.2500	8,698,060	$0.2500		-	8,134,310	$0.2500		-
$0.1750	7,728,000	$0.1750		-	4,768,000	$0.1750		-
$0.2500	2,000,000	$0.2500		-	2,000,000	$0.2500		-
$0.1795	1,350,000	$0.1795		-	750,000	$0.1795		-
$0.2575	1,220,000	$0.2575		-	800,000	$0.2575		-
$0.3125	2,000,000	$0.3125		-	1,333,333	$0.3125		-
$0.3270	5,970,000	$0.3270		-	2,270,000	$0.3270		-
$0.1713	5,220,000	$0.1713		-	1,645,000	$0.1713		-
$0.1713	6,400,000	$0.1713		-	2,000,000	$0.1713		-
$0.1168	23,600,000	$0.1168		837,800	-	$0.1168		-

Total	76,764,180	$0.1561	7.75 years	$2,675,864	36,278,763	$0.1535	6.25 years	$1,838,064

A summary of the nonvested shares activity is as follows:

Number of Nonvested shares outstanding

Nonvested shares outstanding at January 1, 2007	-
Granted	37,280,000
Forfeited	(4,520,000)
Vested	(360,000)

Nonvested shares outstanding at December 31, 2007	32,400,000

The total intrinsic value of shares vested in the year of 2007 was $65,250.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

The following table summarizes information with respect to nonvested shares outstanding at December 31, 2007:

	Nonvested share outstanding
	Number outstanding	Aggregate intrinsic value

Grant date
February 14, 2007	18,160,000	2,764,860
June 16, 2007	4,440,000	675,990
November 12, 2007	9,800,000	1,492,050

Total	32,400,000	4,932,900

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

That cost is expected to be recognized over a weighted average period of 2.05 years. To the extent the actual forfeiture rate is different from the Company’s original estimate, share-based compensation related to these awards may require to be adjusted.

11.	SEGMENT AND GEOGRAPHIC INFORMATION

Segment reporting

Based on the criteria established by Statement of Financial Accounting Standards No. 131, “Disclosure about Segments of an Enterprise and Related Information”, the Company currently operates in two principal business segments: wireless value-added services (“WVAS”) and wireless internet services (“WIS”). The wireless value-added services are delivered through the 2.5G mobile networks, which comprise Wireless Application Protocol (“WAP”) services, Multimedia Messaging Services (“MMS”), and Java™ services, and through 2G technology platforms, which comprise Short Messaging Services (“SMS”), Interactive Voice Response services (“IVR”), and Color Ring Back Tones (“CRBT”). Wireless internet services are delivered through the wireless internet portal Kong.net and other sites owned by the Company. Business segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker, or decision making Company, in deciding how to allocate resources and in assessing performance. The Company does not allocate any assets to its business segments as management does not believe that allocating these assets is useful in evaluating these segments’ performance. Hence, the Company has not made disclosure of total assets by reportable segment.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

11.           SEGMENT AND GEOGRAPHIC INFORMATION - continued

	For the years ended December 31,
	2005	2006	2007
Revenues
WVAS	$77,752,823	106,480,207	73,014,696
WIS	–	289,010	1,002,248
	77,752,823	106,769,217	74,016,944

Cost of revenues
WVAS	(31,323,123)	(47,129,404)	(35,816,214)
WIS	–	(536,018)	(679,363)
	(31,323,123)	(47,665,422)	(36,495,577)

Gross profit (loss)
WVAS	46,429,700	59,350,803	37,198,482
WIS	–	(247,008)	322,885
	46,429,700	59,103,795	37,521,367

Operating expenses
Product development
WVAS	8,530,745	8,562,248	8,572,559
WIS	–	3,464,014	3,962,683
	8,530,745	12,026,262	12,535,242

Sales and marketing
WVAS	5,389,837	12,625,385	11,475,358
WIS	–	4,129,770	6,618,806
	5,389,837	16,755,155	18,094,164

General and administrative
WVAS	7,607,015	9,021,214	7,165,270
WIS	–	83,970	55,721
	7,607,015	9,105,184	7,220,991

Class action lawsuit settlement including related legal expenses
WVAS	4,843,417	–	–
WIS	–	–	–
	4,843,417	–	–

Total operating expenses
WVAS	26,371,014	30,208,847	27,213,187
WIS	–	7,677,754	10,637,210
	26,371,014	37,886,601	37,850,397

Income (Loss) from Operations
WVAS	20,058,686	29,141,956	9,985,295
WIS	–	(7,924,762)	(10,314,325)
	20,058,686	21,217,194	(329,030)

Product lines

The Company derives revenues principally from providing value-added services, such as games and entertainment, communication services, personalized media, and various other related products to mobile phone users. These services are delivered through 2.5G technology platforms including wireless access protocol (“WAP”), multimedia messaging services (“MMS”) and Java™ and 2G technology platforms, including short messaging services (“SMS”), interactive voice response (“IVR”) and color ring back tone (“CRBT”). Revenues for the years ended December 31, 2005, 2006 and 2007 are as follows:

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

	For the years ended December 31,
	2005	2006	2007

2.5 Generation
– WAP	$38,207,474	$26,154,220	$10,554,166
– MMS	15,069,790	23,134,712	13,253,041
– Java™	3,041,051	2,505,971	2,835,868
	56,318,315	51,794,903	26,643,075
2 Generation
– SMS	14,870,475	43,308,829	31,339,945
– IVR	5,235,861	6,443,488	10,047,862
– CRBT and others	1,328,172	4,932,987	4,983,814
	21,434,508	54,685,304	46,371,621
WIS	–	289,010	1,002,248
	$77,752,823	$106,769,217	$74,016,944

12.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

	For the years ended December 31,
	2005	2006	2007

Net income (numerator), basic and diluted	$22,174,286	$24,691,645	$2,831,744

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per share	1,377,102,380	1,399,872,743	1,423,156,120
Effect of dilutive securities:
Plus incremental fweighted average ordinary shares from assumed conversions of stock options and nonvested shares using the treasury stock method	47,581,190	18,382,553	7,754,301

Total weighted average shares used in computing diluted net income per share	1,424,683,570	1,418,255,296	1,430,910,421

Net income per share, basic	$0.02	$0.02	$0.00

Net income per share, diluted	$0.02	$0.02	$0.00

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

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

13.	CONCENTRATIONS

(i)	Dependence on Mobile Operator

The revenue of the Company is primarily derived from cooperative arrangements with Mobile operator in Mainland China. The major operators cooperated with the Company are China Mobile, China Unicom, China Telecom and China Netcom. The Mobile Operator is entitled to a portion of the revenues earned primarily from the transmission of wireless short message and WAP as well as for the billing and collection of services. If the strategic relationship with the Mobile Operator in the PRC is terminated or scaled-back, or if the Mobile Operator alters the revenue sharing arrangements, the Company’s wireless value-added service business would be adversely affected.

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

(ii)	Credit risk

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

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company accrue these benefits based on certain percentages of the employees’ salaries. The total provision for such employee benefit was $2,583,427 and $646,515 for the years ended December 31, 2006 and 2007, respectively.

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

For local enterprises, these reserve funds include (i) a statutory surplus reserve fund, (ii) a statutory public welfare fund and (iii) a general surplus reserve fund. Subject to certain cumulative limits, the statutory surplus reserve fund and the statutory public welfare fund require annual appropriations of 10% and 5%, respectively, of after-tax profit (as determined under PRC GAAP at each year end). The statutory surplus reserve fund can be converted into paid-in capital or distributed as dividends to shareholders under certain conditions. When the total amount of statutory surplus reserve fund up to 50% of paid-in capital of the company, the company can stop accruing this reserve fund. The statutory public welfare fund can only be utilized on capital items for the collective benefits of the company’s employees such as the construction of dormitories, canteen, and other staff welfare facilities. The general surplus reserve fund can be used to distribute dividend to shareholders. Statutory public welfare fund should not be appropriated any longer since January 1, 2006 according to the Company Law of the People’s Republic of China (revised in 2005) and the balance of that fund should be transferred to the general surplus reserve fund. Therefore, there are only 2 reserve funds since 2006, (i) a statutory surplus reserve fund and (ii) a general surplus reserve fund.

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

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007
(In US Dollars)

15.           COMMITMENT AND CONTINGENCY - continued

ii.	Purchase obligations

The Company entered into a series of agreements with content providers to develop wireless value–added services and Wireless Internet services. Future minimum purchase obligations payments under non–cancelable purchase agreements were approximately as follows:

Year ending
2008	$1,261,000
2009	$1,200,000
$2,461,000

iii.	Business tax

The subsidiaries and VIEs incorporated in the PRC are subject to business tax at rates of 3% to 5% on PRC taxable revenues, as defined by the related tax rules and regulations. The business tax has been accounted for as operating expenses in the consolidated financial statements. For the years prior to 2007, when determining the PRC taxable revenues, the subsidiaries and VIEs adopted a “net” basis, i.e. deducting certain items of cost of revenues, including service fees and transmission charges paid to Mobile Operators, from revenues. However, as the deductible items for business tax purpose are not clearly defined, the Company would be subject to additional tax if the net basis used by the Company was determined inappropriate, which could result in additional expenses in the period of settlement and have an adverse impact on the Company’s financial position and results of operations. Additional business tax payable amounted at $670,084 could arise had the gross revenue been used for business tax calculations for the years prior to 2007.

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

16.	SUBSEQUENT EVENT

Investment in HiU! Media Company Holding Limited (“HiU! Media”)

In January 2008, the Company signed an agreement with HiU! Media, a company providing residential community direct marketing advertising network and residential community marketing solutions in China, to purchase 9.87% of the total equity interest in HiU! Media for $1.5 million. The investment was completed in January 2008 and accounted for using cost method.