Form 20-F
period 2008-12-31
KONGZHONG CORP
filed 2009-04-29
CIK 1285137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________

Commission file number 000-50826

KONGZHONG CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

N/A	Cayman Islands
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)

35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of Principal Executive Offices)

Jay Chang
Telephone: (+86-10) 8857-6000
Fax: (+86-10) 8857-5891
Email: ir@kongzhong.com
35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing 100044
The People’s Republic of China
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

As of December 31, 2008, 1,434,232,520 ordinary shares, par value US$0.0000005 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐   No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

TABLE OF CONTENTS

i

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such forward-looking statements include, without limitation, statements that are not historical facts relating to:

•	our financial performance and business operations;

•	our ability to successfully execute our business strategies and plans;

•	the state of our relationship with telecommunications operators in the People’s Republic of China, or the PRC;

•	our dependence on the substance and timing of the billing systems of the telecommunications operators in the PRC for our performance;

•	our development and capital expenditure plans;

•	the expected benefit and future prospects of our strategic alliances and acquisitions, and our ability to cooperate with our alliance partners or integrate acquired businesses;

•	management estimations with respect to revenues from our wireless value-added services, or WVAS, mobile games and our wireless Internet businesses;

•	the development of our latest product offerings, including but not limited to offerings in our WVAS, mobile games and wireless Internet businesses;

•	the development of the regulatory environment and changes in the policies or guidelines of the PRC telecommunications operators;

•
the effects of the restructuring of the telecommunications industry in the PRC as announced by the Ministry of Industry and Information Technology, or the MII (which also refers to its predecessor, the Ministry of Information Industry prior to the PRC government restructuring in March 2008), the National Development and Reform Commission and the Ministry of Finance of the PRC in May 2008; and

•	competitive pressures and future growth in the WVAS, mobile games, wireless Internet, mobile advertising, telecommunications and related industries in the PRC.

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

ii

•
any changes in the regulatory regime or the policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, the MII, or its policies, or the policies or other regulatory measures of other relevant government or industry authorities relating to, among other matters, the granting and approval of licenses, procedures for customers to access and subscribe to WVAS or mobile games, restrictions on wireless Internet content, or the introduction of new technology platforms, products and services;

•	the effects of competition on the demand for or the price of our products or services;

•	any changes in customer demand or usage preference for our products or services;

•	any changes in the telecommunications operators’ systems for billing users of our WVAS or mobile games or remitting payments to us;

•	any changes in technologies related to telecommunications, WVAS, mobile games or wireless Internet or applications based on such technologies;

•
any changes in political, economic, legal or social conditions in the PRC, including the PRC government’s specific policies with respect to foreign investment and entry by foreign companies into the telecommunications, WVAS, mobile games or wireless Internet market, economic growth, inflation, foreign exchange or the availability of credit; and

•	changes in population growth or gross domestic product, or GDP, growth or the impact of those changes on the demand for our products or services.

We do not intend to update or otherwise revise the forward-looking statements in this annual report, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this annual report might not occur in the way we expect, or at all. You should not place undue reliance on any forward-looking information.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

Selected Financial Data

The following selected historical consolidated financial data should be read in conjunction with our audited historical consolidated financial statements, the notes thereto and “Item 5 — Operating and Financial Review and Prospects.” The selected historical consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the selected historical consolidated balance sheet data as of December 31, 2007 and 2008 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this annual report. The selected historical consolidated statement of operations data for the years ended December 31, 2004 and 2005 and the selected historical consolidated balance sheet data as of December 31, 2004, 2005 and 2006 set forth below are derived from our audited historical consolidated financial statements, which are not included in this annual report.

Our audited historical consolidated financial statements have been prepared and presented in accordance with the generally accepted accounting principles in the United States, or U.S. GAAP.

	For the year ended December 31,
Consolidated statements of operations data	2004	2005	2006 (2)	2007	2008
	(in thousands of U.S. dollars, except shares and per shares data)
Revenues	$47,969.2	$77,752.8	$106,769.2	$74,016.9	$96,689.7
WVAS	47,185.6	74,111.8	103,974.2	70,178.8	86,911.7
Mobile games	783.6	3,041.0	2,506.0	2,835.9	7,743.3
WIS	—	—	289.0	1,002.2	2,034.7
Cost of revenues	(15,704.8)	(31,323.1)	(47,665.4)	(36,495.6)	(51,612.5)
WVAS	(15,011.7)	(29,207.4)	(45,863.4)	(34,440.3)	(46,985.4)
Mobile games	(693.1)	(2,115.7)	(1,266.0)	(1,375.9)	(3,479.8)
WIS	—	—	(536.0)	(679.4)	(1,147.3)
Gross profit	32,264.4	46,429.7	59,103.8	37,521.3	45,077.2
Operating expenses:
Product development	(4,483.4)	(8,530.8)	(12,026.2)	(12,535.2)	(15,180.8)
Selling and marketing	(3,287.9)	(5,389.8)	(16,755.2)	(18,094.2)	(21,338.9)
General and administrative	(4,704.6)	(7,607.0)	(9,105.2)	(7,221.0)	(11,640.0)
Provision for impairment of goodwill and intangibles	—	—	—	—	(21,623.3)
Class action lawsuit settlement and legal expenses	—	(4,843.4)	—	—	—
Total operating expenses	(12,475.9)	(26,371.0)	(37,886.6)	(37,850.4)	(69,783.0)
(Loss) Income from operations	19,788.5	20,058.7	21,217.2	(329.1)	(24,705.8)
Other (expenses) income, net	(23.9)	6.5	(49.1)	—	—
Interest income, net	604.7	2,639.5	3,866.9	3,810.0	4,897.4
Gain on sales of investment	—	—	1,240.8	207.6	—
Net (loss) income before income taxes	20,369.3	22,704.7	26,275.8	3,688.5	(19,808.4)
Income tax expense	—	530.4	1,584.2	856.8	851.9
Net (loss) income	$20,369.3	$22,174.3	$24,691.6	$2,831.7	$(20,660.3)
Net income (loss) per share:
Basic	$0.02	$0.02	$0.02	$0.00	$(0.01)
Diluted	$0.02	$0.02	$0.02	$0.00	$(0.01)
Weighted average shares used in calculating net income per share:
Basic	903,010,929	1,377,102,380	1,399,872,743	1,423,156,120	1,424,581,293
Diluted (1)	1,250,640,982	1,424,683,570	1,418,252,296	1,430,910,421	1,424,581,293

(1)
As of December 31, 2004, 2005, 2006, 2007 and 2008, we had 33,260,000, nil, 60,464,840, 82,346,060 and 137,452,493 ordinary share equivalents, respectively, outstanding that could potentially dilute income per share in the future, but that were excluded in the computation of diluted income per share in the periods, because the exercise prices of such ordinary share equivalents were above the average market values of our ordinary shares in 2004, 2005, 2006 and 2007 and the inclusion of such ordinary share equivalents would have an anti-dilutive effect in 2008 due to a net loss per share in 2008.

(2)
The amounts of share-based compensation included in operating expenses for 2006, 2007 and 2008 reflect the adoption of Statement of Financial Accounting Standard No. 123 (revised 2004), or SFAS 123(R), “Share-Based Payment,” effective on January 1, 2006. If our company had applied the fair value recognition provisions of SFAS 123(R) to prior periods, it would have reported net income of $19.5 million and $20.7 million for 2004 and 2005, respectively, and net income per share (diluted) of $0.02 and $0.01 for 2004 and 2005, respectively.

	As of December 31,
Consolidated balance sheet data	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars)
Cash and cash equivalents	$90,714.1	$117,141.5	$131,402.0	$122,342.7	$136,054.3
Accounts receivable, net	10,198.8	10,833.9	11,568.6	14,992.9	16,196.0
Property and equipment, net	2,484.2	3,116.4	3,100.8	4,498.1	3,369.3
Acquired intangible assets, net	—	260.6	1,997.6	1,266.3	673.4
Long-term investment	—	500.0	—	—	2,963.0
Goodwill	—	1,169.1	15,835.9	34,918.7	15,683.1
Total assets	104,372.7	135,083.2	166,741.0	181,891.9	178,852.4
Total current liabilities	4,443.6	11,285.3	10,821.5	11,293.1	18,108.7
Total shareholders’ equity	99,808.3	123,773.7	155,777.0	170,475.8	160,688.2
Total liabilities, minority interests and shareholders’ equity	104,372.7	135,083.2	166,741.0	181,891.9	178,852.4

	For the year ended December 31,
Consolidated cash flow data	2004	2005	2006	2007	2008
	(in thousands of U.S. dollars)
Net cash (used in) provided by:
Operating activities	$15,844.7	$29,569.0	$28,010.2	$3,315.3	$12,521.5
Investing activities	(2,430.2)	(4,081.7)	(17,916.5)	(18,720.1)	(4,811.9)
Financing activities	73,555.5	205.8	2,190.3	152.2	(759.3)

Exchange Rate Information

We present our historical consolidated financial statements in U.S. dollars. In addition, this annual report contains translations of certain Renminbi amounts to U.S. dollar amounts for transactions denominated in Renminbi. Unless otherwise specified or indicated by context, the translations of Renminbi amounts into U.S. dollar amounts have been made at the rate of RMB6.8353 = US$1.00, the base exchange rate set by the People’s Bank of China, China’s central bank, at 0:00 a.m., Beijing time, on December 31, 2008. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 2 to our financial statements.

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

The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB 6.8250 = US$1.00 on April 24, 2009. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each of the periods shown:

	Noon Buying Rate RMB per $1.00
Period	High	Low
October 2008	6.8521	6.8171
November 2008	6.8373	6.8220
December 2008	6.8842	6.8225
January 2009	6.8403	6.8225
February 2009	6.8470	6.8241
March 2009	6.8438	6.8240
April 2009 (through April 24, 2009)	6.8361	6.8250

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2004, 2005, 2006, 2007, 2008 and 2009 (through April 24, 2009), calculated by averaging the noon buying rates on the last day of each month of the periods shown:

Period	Average Noon Buying Rate RMB per $1.00

2004	8.2768
2005	8.1826
2006	7.9579
2007	7.5806
2008	6.9193
2009 (through April 24, 2009)	6.8342

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider carefully all of the information in this annual report, including the risks and uncertainties described below. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In such an event, the trading price of our ADSs, could decline and you might lose all or part of your investment.

Risks Relating to Our Business

We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.

We derive substantially all of our revenues from the provision of WVAS and mobile games through the networks of the PRC telecommunications operators. We rely primarily on the networks of China Mobile Communications Corporation, or China Mobile, to deliver our services. For each of the two years ended December 31, 2007 and December 31, 2008, we derived 75% of our total revenues from our cooperation arrangements with China Mobile. The remainder of our revenues is derived from cooperation arrangements with China United Telecommunications Corporation, or China Unicom (which acquired China Network Communications Group Corporation, or China Netcom, in October 2008), and China Telecommunications Corporation, or China Telecom.

Through Beijing AirInbox Information Technologies Co., Ltd., or Beijing AirInbox, Beijing Boya Wuji Technologies Co., Ltd., or Beijing Boya Wuji, Beijing Wireless Interactive Network Technologies Co., Ltd., or Beijing WINT, Beijing Chengxitong Information Technology Co., Ltd., or Beijing Chengxitong, Beijing Xinrui Technology Co., Ltd., or BJXR, and Shanghai Mailifang Communications Ltd., or Mailifang, as the case may be, we have entered into a series of cooperation agreements with China Mobile and other PRC telecommunications operators and their provincial subsidiaries to provide WVAS and mobile games through the telecommunications operators’ networks. Pursuant to our agreements with the telecommunications operators, the telecommunications operators bill and collect fees from phone users for the WVAS and mobile games we provide. Our agreements with the telecommunications operators are generally for terms of one year or less and they do not all have automatic renewal provisions. We usually renew these agreements or enter into new ones when the prior agreements expire, but on occasion the renewals or new contracts can be delayed by periods of one month or more.

Furthermore, telecommunications operators may discontinue the use of external WVAS providers such as our company. If any of the PRC telecommunications operators ceases to cooperate with us, it is unlikely that such operator’s customers will continue to use our services. In particular, if China Mobile ceases to cooperate with us, it is unlikely that we will be able to build up sufficient new customers through the networks of other PRC telecommunications operators to develop a customer base comparable to that which we have developed through China Mobile. Due to our reliance on China Mobile and other PRC telecommunications operators to deliver our WVAS and mobile games to our customers, any loss or deterioration of our relationship with China Mobile or other PRC telecommunications operators may result in severe disruptions to our business operations, the loss of the majority of our revenues and a material adverse effect on our financial condition and results of operations.

In addition, in May 2008, in order to optimize the allocation of telecommunications resources in the PRC and improve the competitive landscape, the MII, the National Development and Reform Commission and the Ministry of Finance jointly announced a policy initiative to further reform the PRC telecommunications industry by encouraging the formation of three telecommunications services providers of comparable scale and standing, each with nationwide network resources, full-service capabilities and competitive strength, by way of a series of restructuring transactions. Under this initiative, China Unicom acquired China Netcom, China Telecom purchased the code-division multiple access, or CDMA, network and related business from China Unicom and China Mobile acquired China Tietong Telecommunications Corporation, a fix-line telecommunications services provider, in 2008. In January 2009, the MII issued licenses for operating businesses on the third-generation standard, or 3G, of wireless telecommunications transmissions to China Mobile, China Unicom and China Telecom. We cannot predict at this point the precise impact that the restructuring transactions or the issuance of the 3G licenses may have on our business and prospects, particularly our relationship with China Mobile and other PRC telecommunications operators. While we are currently assessing the impact that the restructuring transactions or the issuance of the 3G licenses may have on us, we cannot assure you that any potential change in the telecommunications industry in the PRC would not impact our relationship with telecommunications operators or such change would not have a material adverse effect on our business or results of operations.

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

In addition, China Mobile or other PRC telecommunications operators could impose monetary penalties upon us or even terminate cooperation with us under the terms of the cooperation agreements with us, for a variety of reasons, such as the following:

•	if we fail to achieve the performance standards established by the relevant operator from time to time;

•	if we breach certain provisions under the agreements, which include, in many cases, the obligation not to deliver content that violates the relevant operator’s policies and applicable law; or

•	if the relevant operator receives a high level of customer complaints about our services.

Due to our dependence on our relationship with China Mobile and other PRC telecommunications operators, any termination or material alteration of our cooperation agreements with China Mobile or other PRC telecommunications operators would materially and adversely impact our business operations and financial conditions.

We cannot guarantee that China Mobile or any of the other PRC telecommunications operators will not impose penalties upon us in the future, and such penalties could have a material impact on our results of operations. In August 2004, China Mobile notified us that it had imposed sanctions on 22 WVAS providers, including us. In our case, the notice stated that China Mobile had determined that one of our interactive voice response, or IVR, services in early June 2004 had contained inappropriate content. For this infraction, China Mobile suspended until the end of 2004 approval of our new applications for new products and services on all platforms and also suspended joint promotions with us. In addition, China Mobile suspended for one year, until June 30, 2005, the approval of our applications to operate on new platforms.

Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us may result in lower revenues or additional costs for us and materially adversely affect our business operations, financial condition or results of operations.

China Mobile or other PRC telecommunications operators may from time to time issue policies or guidelines, requesting or stating their preferences for certain actions to be taken by all WVAS providers using their networks. Due to our reliance on China Mobile and other PRC telecommunications operators, a significant change in their policies or guidelines may result in lower revenues or additional operating costs for us. We cannot assure you that our financial condition and results of operations will not be materially adversely affected by policy or guideline changes by China Mobile or other PRC telecommunications operators.

For example, since the second half of 2004, China Mobile and its provincial subsidiaries have been gradually implementing a series of policies designed to improve customer service and satisfaction. These policies include:

•	not charging customers on their monthly statements for multimedia messaging service, or MMS, that cannot be delivered because of network or handset problems;

•	canceling monthly subscriptions of customers who have not accessed their WVAS subscriptions for a certain period of time;

•	implementing more complicated procedures for customers to confirm new monthly subscriptions to certain WVAS; and

•	removing from subscriber lists those customers who fail to pay China Mobile or the provincial subsidiaries, or who cannot be billed because they use pre-paid telecommunications service cards.

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

Mainly because of these new policies and measures of the telecommunications operators, our WVAS revenues in 2007 decreased 32.5% as compared to 2006. We cannot assure you that China Mobile or other PRC telecommunications operators will not introduce additional requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of our WVAS, notifications to customers, the billing of customers or other consumer-protection measures, or adopt other policies that may require significant changes in the way we promote and sell our WVAS and develop our wireless Internet sites, any of which new requirements or policies could have a material adverse effect on our financial condition and results of operations.

Competition with the competing services offered by China Mobile and other PRC telecommunications operators may lower our revenues and materially adversely affect our business operations, financial condition and results of operations.

The PRC telecommunications operators have launched services competing with ours. For example, China Mobile has begun to develop and market its own MMS and WAP products that compete with ours. The PRC telecommunications operators may launch additional competing services in the future. Similar to our practice, China Mobile and other PRC telecommunications operators have entered into cooperation agreements with mobile handset manufactures to pre-load their icons and codes in new handsets to make it easier for handset users to access and subscribe to the WVAS provided by China Mobile and other telecommunications operators. Furthermore, in the past, China Mobile entered into strategic alliances with selected handset manufacturers pursuant to which it embedded menus in their handsets for all the best-selling products on China Mobile’s Monternet™ wireless portal, including certain of our products. However, beginning in May 2007, China Mobile has promoted only its own WVAS products in such menus and not those of ours or other third-party WVAS providers. In addition, we have developed our own wireless Internet sites, Kong.net and Ko.cn, which are independent of the wireless Internet portals of China Mobile and other PRC telecommunications operators and which China Mobile and other PRC telecommunications operators may view as engaging in direct competition with their Internet sites. Competition with the competing services offered by China Mobile and other PRC communications operators may lower our revenues and harm our relationship with China Mobile and other PRC telecommunications operators, which may materially adversely affect our business operations, financial condition and results of operations.

Our dependence on the substance and timing of the billing systems of the telecommunications operators and their subsidiaries may require us to estimate portions of our reported revenues and cost of revenues for WVAS and mobile games. As a result, subsequent adjustments may have to be made to our financial statements.

As we do not bill our WVAS and mobile games customers directly, we depend on the billing systems and records of the telecommunications operators to record the volume of our WVAS and mobile games provided, bill our customers, collect payments and remit to us our portion of the fees. We record revenues based on monthly statements from the telecommunications operators confirming the value of our services that the telecommunications operators billed to customers during the month. It is our practice to release our unaudited quarterly financial statements to the market. Due to our past experience with the timing of receipt of the monthly statements from the operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues and cost of revenues for which we will not have received monthly statements. In such an instance, our internal estimates would be based on our own internal data of expected revenues and related fees from services provided. As a result of reliance on our internal estimates, we may overstate or understate our revenues and cost of revenues for the relevant reporting period, and may be required to make adjustments in our financial reports when we actually receive the telecommunications operators’ monthly statements for such period. We endeavor to reduce the discrepancy between our revenue estimates and the revenues calculated by the telecommunications operators and their subsidiaries, but we cannot assure you that such effort will be successful. Moreover, to the extent that the telecommunications operators may take longer to send us monthly statements, we may be required to increase our reliance on our internal estimates when preparing our quarterly financial statements. For example, beginning with the statement for April 2007, it has taken China Unicom on average about 105 days as compared to about 40 days it previously had taken to send us a statement after the end of each month. As a result, estimated revenues may account for a larger proportion of our reported revenues during 2007 and 2008 than in previous years. If we are required to make adjustments to our quarterly financial statements in subsequent quarters, it could adversely affect market sentiment toward us.

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

Our effort to develop additional distribution channels for our WVAS and mobile games may not succeed or may be restricted or halted by the MII or the telecommunications operators.

Cooperation with mobile handset manufacturers has provided us with an important distribution channel for our WVAS and mobile games. We pre-load into the menus of certain mobile handsets our mobile games, WAP icons and short codes for products offered on the MMS, short messaging service, or SMS, Java™ and IVR platforms. A consumer who buys a new handset pre-loaded with our mobile games, icons and codes can access and subscribe to our services quickly and easily. Over the years, cooperation with mobile handset manufacturers has become one of the most important distribution channels for us and a significant portion of our revenues is derived from such cooperation. However, in recent years, China Mobile and other PRC telecommunications operators have entered into cooperation agreements with mobile handset manufacturers similar to our agreements with mobile handset manufactures. We cannot guarantee that mobile handset manufacturers will continue their cooperation with us or maintain their current revenue-sharing arrangements with us.

In addition, we cannot guarantee that the MII, China Mobile or other PRC telecommunications operators will not restrict or halt our cooperation with the mobile handset manufacturers. For example, in addition to pre-loading our mobile games, WAP icons and MMS, SMS, Java™ and IVR short codes into the menus of selected mobile handsets, until recently we also embedded our icons and codes in selected handsets. On April 11, 2007, the MII issued a notice barring the production of mobile handsets with embedded icons and codes that cannot be changed or deleted by consumers. We have altered our arrangements with mobile handset manufacturers to comply with the notice, which took effect on June 1, 2007. Although mobile handset manufacturers are still permitted to pre-load our icons into the handset menus as long as such icons can be changed, such as change to other WVAS providers’ icons, or deleted, we cannot assure you that the MII will not expand its regulation to bar pre-loading icons and codes in the future.

Beginning in May 2007, China Mobile has promoted only its own WVAS products and not those of ours or other third-party value-added service providers in the embedded menus of those handsets with whose manufacturers China Mobile has entered into strategic alliance. We cannot assure you that China Mobile or other telecommunications operators will not take other steps to limit or halt our use of mobile handsets as a distribution channel. Any further actions by the telecommunications operators or the MII to limit or halt our use of mobile handsets as a distribution channel could materially adversely affect our revenues and growth of revenues.

We have made significant effort in developing our mobile games business, based on the expectation that such business could contribute a significant part of our revenues in the future, but our mobile games business has a short operating history, which may make it difficult for us to evaluate such business, and the mobile games market in the PRC is subject to many uncertainties, which may prevent us from generating significant revenues from offering mobile games.

We have made significant effort in recent years, especially in 2008, in developing our mobile games business, which includes our downloadable mobile games and online mobile games. Prior to 2008, we operated in two segments, WVAS and WIS. As our mobile games business grows, it has required separate management in respect of decision making, allocation of resources and assessment of performance. We anticipate that mobile games could provide significant contributions to our future revenues. As a result, we started to have three operating segments in 2008, WVAS, mobile games and WIS. However, our mobile games business, especially our online mobile games, has a short operating history. We launched our first online mobile game on China Mobile’s Online Game Platform in September 2008. As a result, we have limited financial data that can be used to evaluate our mobile games business and its potential to generate revenues in the future. Moreover, our past success and financial data regarding the mobile games segment may not be indicative of our future performance. We cannot guarantee that we will be successful in developing our mobile games business, which will depend, among other things, on our abilities to:

•	respond to market developments, including the development of new platforms and technologies, and changes in pricing and distribution models;

•	maintain and diversify our distribution channels, including through our own wireless Internet sites and handset manufacturers;

•
develop new high-quality mobile games that can achieve significant market acceptance, and timely improve our existing mobile games to extend their life spans and to maintain their competitiveness in the mobile games market;

•
supplement our internally developed mobile games by acquiring mobile games from third-party mobile games developers or cooperating with third-party mobile games developers to jointly develop mobile games;

•	develop and upgrade our technologies;

•	execute our business and marketing strategies successfully; and

•	attract, integrate, retain and motivate qualified personnel.

In addition, the mobile games market is an emerging market in the PRC. The growth of this market and the level of demand and market acceptance of our mobile games are subject to many uncertainties. The development of this market and our ability to derive revenues from this market depend on a number of factors, some of which are beyond our control, including but not limited to:

•	the growth rate of mobile data services in the PRC;

•	changes in consumer demographics and public tastes and preferences;

•	potential competition from established companies that develop and operate personal-computer-based online games and may enter the mobile online game market; and

•	the popularity and price of new mobile games and merchandise and premium features embedded in games that we and our competitors may launch and distribute in the future.

Due to the uncertainties in connection with our mobile games business in particular and the mobile games market in the PRC generally, we cannot guarantee that our mobile games business would contribute significantly to our future revenues. Our failure to successfully develop this business could have a material adverse effect on our business operations, financial condition and results of operations.

Our effort to develop our wireless Internet sites is based on the expectation that the sale of advertising on our wireless Internet sites could become a more significant part of our future revenues, but the mobile advertising market is subject to many uncertainties that could prevent us from generating significant revenues from advertising.

We have expended significant effort in recent years in developing our wireless Internet sites, Kong.net and Ko.cn, with the expectation that the sale of advertising on these sites will provide more significant contributions to future revenues. However, the growth of mobile advertising in the PRC is subject to many uncertainties. Many of our current and potential advertisers have limited experience with wireless Internet sites as an advertising medium, have not traditionally devoted a significant portion of their advertising expenditures to mobile advertising, and may not find mobile advertising to be effective for promoting their products or services relative to traditional print, broadcast or Internet media. Our ability to generate and maintain significant advertising revenue will depend on a number of factors, many of which are beyond our control, including but not limited to:

•	the development and retention of a large base of wireless Internet users possessing demographic characteristics attractive to advertisers;

•	the maintenance and enhancement of our brand in a cost-effective manner;

•	the level of competition and its impact on mobile advertising prices;

•	changes in government policies or the policies of the PRC telecommunications operators that could curtail or restrict our mobile advertising services;

•	the acceptance of mobile advertising as an effective way for advertisers to market their business;

•	the development of independent and reliable means of verifying levels of mobile advertising and wireless Internet traffic; and

•	the effectiveness of our advertising delivery, tracking and reporting systems.

If any developments impede the establishment of the wireless Internet generally as an accepted medium for advertising or the ability of our wireless Internet sites specifically to attract significant advertising, our ability to generate increased mobile advertising revenue could be negatively affected.

We face increasing competition in the PRC from providers of WVAS, mobile games and wireless Internet services, which could reduce our market share and materially adversely affect our financial condition and results of operations.

The PRC WVAS market has seen increasingly intense competition. The MII reported on its website that more than 1,700 service providers held nationwide licenses as of April 8, 2009 to supply WVAS on the PRC telecommunications operators’ networks. We compete with these companies primarily on the basis of brand, price, type and timing of service offerings, content, customer service, business partners and distribution channel relationships. We also compete for experienced and talented employees. While we believe that we have certain advantages over our competitors, some of them may have more human and financial resources and a longer operating history than we do. For example, Internet portal companies that provide WVAS may have an advantage over us with their more established brand names, user base and Internet distribution channels. Furthermore, our competitors may be able to develop or exploit new technologies faster than we can, or offer a broader range of products and services than we are presently able to offer.

The development, distribution and sale of mobile games are also highly competitive in the PRC. We compete for customers, primarily on the basis of game quality, brand and price. We compete for telecommunications operators to distribute our mobile games, primarily on the basis of the popularity of our games among customers, our historical performance, perception of our sales potential and our relationships with content and brand licensors. We compete for content and brand licensors who supply game content and brands, primarily on the basis of the economic terms, such as royalty rates, of our cooperation agreements with the licensors, the licensors’ perception of our ability to develop games and pre-load games in mobile handsets, our speed of execution, diversity of distribution channels and relationships with telecommunications operators. We also compete for experienced and talented employees in the mobile games business. Furthermore, the entry of new competitors, such as developers of personal-computer-based online games, major media companies, traditional video game developers, content aggregators, mobile software providers and independent mobile games developers, would likely intensify competition in the mobile games market. Growing competition in this market could make it difficult for us to maintain and increase our market share and have a material adverse effect on our business operations, financial condition and results of operations.

In addition, barriers to entry of wireless Internet services are relatively low and current and new competitors can launch new wireless Internet sites at a relatively low cost. We compete with the operators of other wireless Internet sites for visitors, employees and advertisers, and also compete with traditional media companies such as newspapers, television networks and radio stations for advertisers.

Also, China Mobile has begun to develop and market its own MMS, WAP and other wireless Internet services that compete with ours. Other PRC telecommunications operators may decide to do the same. If the PRC telecommunications operators decide to enter the mobile games market, they may refuse or limit the distribution of some or all of our mobile games or deny us access to all or parts of their networks. The PRC telecommunications operators’ Internet sites also compete with our wireless Internet sites. Growing competition from the telecommunications operators could have a material adverse effect on our business operations, financial condition and results of operations.

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

We historically experienced rapid growth in our business in some years in part due to the growth in the WVAS industry in the PRC, and such industry growth may not be indicative of future growth. In addition, we are developing new businesses such as mobile games and wireless Internet services, or WIS. We cannot assure you that our historical financial information is indicative of our future operating or financial performance, or that our profitability will be resumed and sustained.

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

•
any changes in the regulatory regime or the policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, MII, or its policies, or the policies or other regulatory measures of other relevant government or industry authorities relating to, among other matters, the granting and approval of licenses, procedures for customers to access and subscribe to WVAS or mobile games, restrictions on wireless Internet content, or the introduction of new technology platforms, products and services;

•	the effects of competition on the demand for or the price of our products or services;

•	any changes in customer demand or usage preference for our products or services;

•	any changes in the telecommunications operators’ systems for billing users of our WVAS or mobile games or remitting payments to us;

•	any changes in technologies related to telecommunications, WVAS, mobile games or wireless Internet or applications based on such technologies;

•
any changes in political, economic, legal or social conditions in the PRC, including the PRC government’s specific policies with respect to foreign investment and entry by foreign companies into the telecommunications, WVAS, mobile games or wireless Internet market, economic growth, inflation, foreign exchange or the availability of credit; and

•	changes in population growth or GDP growth or the impact of those changes on the demand for our products or services.

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from July 9, 2004, the first day on which our ADSs were listed on Nasdaq, until April 24, 2009, the closing prices of our ADSs ranged from $2.44 to $15.04 per ADS and the closing price on April 24, 2009 was $6.44 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, among others, the following:

•	China Mobile and other PRC telecommunications operators’ future policies and measures taken toward WVAS providers;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the WVAS, mobile games, wireless Internet, mobile advertising and mobile games markets;

•	changes in the economic performance or market valuations of other companies that are perceived to be comparable to us;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	intellectual property litigation;

•	general conditions in the global financial markets; and

•	general economic or political conditions in the PRC.

The stock market in general and the market prices for Internet and wireless Internet related companies with operations in the PRC in particular, have experienced volatility that has sometimes been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. In addition, sales of our ADSs in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. Certain of our executive officers who hold our shares or ADSs may sell their shares or ADSs subject to applicable volume and other restrictions under Rule 144 of the Securities Act. To the extent that such shares or ADSs are sold into the market, the market price of our ADSs could decline.

Our business and growth prospects may be severely disrupted if we lose the services of our key personnel, and we may not be able to grow effectively if we cannot attract and retain skilled management.

Our future success depends heavily upon the continued service of our key executives. In particular, we rely on the expertise and experience of Leilei Wang, the Chairman of our Board of Directors and our Chief Executive Officer, in our business operations, and on his personal relationships with the regulatory authorities, our clients, our suppliers, the telecommunications operators and our operating companies, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR, Tianjin Mammoth Technology Co., Ltd., or Tianjin Mammoth, and Mailifang. If Leilei Wang becomes unable or unwilling to continue in his present positions, or if he joins a competitor or forms a competing company in contravention of his employment agreement, we may not be able to replace him easily, our business may be significantly disrupted and our financial condition and results of operations may be materially adversely affected.

In addition, the incentives to attract and retain employees, in particular skilled management personnel, provided by our equity incentive plans may not be as effective as in the past, in light of the volatility of market conditions and the price of our ADSs in recent years. If we do not succeed in attracting skilled management personnel or retaining or motivating existing management personnel, we may be unable to manage or develop our business effectively.

If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the value-added telecommunications industry, we could be subject to severe penalties.

In December 2001, in order to comply with the PRC’s commitments with respect to its entry into the World Trade Organization, or the WTO, the State Council of the PRC promulgated the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the 2001 Telecom FIE Rules. In September 2008, the State Council promulgated the Decision of the State Council on Amending Provisions on the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Decree of the State Council No. 534, or together with the 2001 Telecom FIE Rules, the Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate ownership interest of a foreign investor in a foreign-funded telecommunications enterprise that provides value-added telecommunications services, including Internet content services, shall not exceed 50%.

We and our subsidiaries, KongZhong Information Technologies (Beijing) Co., Ltd., or KongZhong Beijing, KongZhong China Co., Ltd., or KongZhong China, and Anjian Xingye Technology (Beijing) Co., Ltd., or Beijing Anjian Xingye, are considered foreign persons or foreign-invested enterprises under PRC laws. As a result, we operate our WVAS, mobile games and wireless Internet sites in the PRC through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT (since February 2005), Beijing Chengxitong (since November 2005), BJXR (since January 2006) and Mailifang (since April 2009), each of which is owned by PRC citizens or entities. We do not have any equity interest in these operating companies and instead enjoy the economic benefits of them through contractual arrangements, including agreements on provision of loans, provision of services and certain corporate governance and shareholder rights matters. These operating companies conduct substantially all of our operations and generate substantially all of our revenues. They also hold the licenses and approvals that are essential to our business.

There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, including but not limited to the laws and regulations governing the validity and enforcement of our contractual arrangements. Accordingly, we cannot assure you that PRC regulatory authorities will not determine that our contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang violate PRC laws or regulations.

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

Our contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.

PRC laws and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include WVAS, mobile games and Internet content services. As a result, we conduct substantially all of our operations and generate substantially all of our revenues through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang pursuant to a series of direct or indirect contractual arrangements with them and their respective shareholders. These agreements may not be as effective in providing control over our operating companies as direct ownership. In particular, our operating companies could fail to perform or make payments as required under the contractual agreements, and we will have to rely on the PRC legal system to enforce these agreements, which we cannot be certain would be effective.

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

Although our management and an independent registered public accounting firm have concluded that our internal controls over our financial reporting were effective as of December 31, 2008, the end of the period covered by this annual report, we may fail to maintain effective internal controls over financial reporting in the future, in which case we and the independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. In addition, even if our management concludes at the end of future reporting periods that our internal controls are effective, the independent registered public accounting firm may disagree. If such independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed or operated, or if such independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could have a material adverse effect on the market price of our ADSs. We also may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our user base increases, we will need to increase our investment in our technological infrastructure, facilities and other areas of operations. In particular, our product development, customer service and sales and marketing are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support may deteriorate and our business may suffer. For example, any deterioration in performance could prompt China Mobile or other PRC telecommunications operators to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:

•	develop and quickly introduce new services, adapt our existing services and maintain and improve the quality of all of our services, particularly as new mobile technologies such as 3G are introduced;

•	effectively maintain our relationships with China Mobile and other PRC telecommunications operators;

•	expand the percentage of our revenues that are recurring and are derived from monthly subscription-based services;

•	enter into and maintain relationships with desirable content providers;

•	continue training, motivating and retaining our existing employees, attract new employees and integrate new employees, including into our senior management;

•	develop and improve our operational, financial, accounting and other internal systems and controls; and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

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

We are a holding company. Our wholly-owned subsidiaries, KongZhong Beijing, KongZhong China and Beijing Anjian Xingye, have entered into contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang through which we conduct business and receive revenues in the form of service fees. We rely on dividends and other distributions on equity paid by KongZhong Beijing, KongZhong China and Beijing Anjian Xingye, as well as service fees from Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang, for our cash requirements in excess of any cash raised from investors and retained by us. If any of KongZhong Beijing, KongZhong China or Beijing Anjian Xingye incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, PRC law requires that payment of dividends by each of KongZhong Beijing, KongZhong China and Beijing Anjian Xingye can be made only out of their respective net income, if any, determined in accordance with PRC accounting standards and regulations. Under the PRC law, KongZhong Beijing, KongZhong China and Beijing Anjian Xingye also are required to set aside no less than 10% of their respective after-tax net income each year as reserve funds unless such reserve funds have reached 50% of their respective registered capital, and these reserves are not distributable as dividends. See note 15 to our historical consolidated financial statements included in this annual report. Any limitation on the payment of dividends by our subsidiaries could have a material adverse effect our ability to grow, fund investments, make acquisitions, pay dividends, and otherwise fund and conduct our business.

In addition, under the PRC enterprise income tax law that took effect on January 1, 2008 and its implementation regulation, a non-PRC-resident enterprise’s net income originating from “sources within the PRC” will be subject a 20% enterprise income tax, or EIT, rate. Whether a dividend payment constitutes income from “sources within the PRC” is determined by the location of the enterprise which pays the dividend. Income tax on dividends from the PRC payable to a non-PRC-resident enterprise is at a rate of 10%. As a result, KongZhong Beijing, Beijing Anjian Xingye and KongZhong China may be required to withhold all or part of such income tax when paying us dividends. See “Item 5 — Operating and Financial Review and Prospects — Taxation.”

The discontinuation of any of the preferential tax treatments available to us in the PRC or the rejection of our application for preferential tax treatments could adversely affect our business, operating results and financial condition.

The PRC national and local governments have provided various incentives to our subsidiaries and operating companies that are incorporated in the PRC, such as KongZhong Beijing, Beijing AirInbox, Tianjin Mammoth and BJXR due to their status as high technology enterprises. These subsidiaries and operating companies must continue to meet a number of criteria in order to continue to qualify for the preferential tax treatments currently available to them. Moreover, the government could determine at any time to eliminate or reduce the scale of such preferential tax policies. Under the PRC enterprise income tax law that took effect on January 1, 2008 and its implementation regulation, KongZhong China, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and Beijing Shiyuan Leya Culture Communication Co., Ltd., or Beijing Shiyuan Leya, were subject to a statutory income tax rate of 25% for 2008. Each of KongZhong China, Beijing WINT and Beijing Chengxitong is in the process of applying for the status of high technology enterprises. If the applications are approved, a preferential income tax rate of 15% would be applied to them in 2009. However, we are not certain that such application will be approved. See “Item 5 — Operating and Financial Review and Prospects — Taxation.” Any discontinuation, reduction or rejection of any of the preferential tax treatments could adversely affect our business, operating results and financial condition.

We were classified as a passive foreign investment company, or PFIC, for 2008, which resulted in adverse United States Federal income tax consequences to U.S. holders of our ADSs and may result in additional adverse United States Federal income tax consequences to such holders in subsequent years.

Based upon an analysis of the value of our assets as of December 31, 2008, we were a PFIC during 2008 for U.S. Federal income tax purposes. We have substantial passive assets in the form of cash and cash equivalents, and can provide no assurance that we will not continue to be classified as a PFIC in 2009 or future taxable years. The determination of whether we would continue to be a PFIC would be principally based upon:

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

We have issued to Nokia Growth Partners II, L.P. a convertible senior note with an aggregate principal amount of $6,775,400 and a warrant to purchase up to 80 million of our ordinary shares, and the conversion of the note and/or the exercise of the warrant could result in substantial dilution to the holders of our ordinary shares and ADSs and may depress the price of our ADSs.

In March 2009, we issued to Nokia Growth Partners II, L.P., or NGP, a convertible senior note due in 2014 with an aggregate principal amount of $6,775,400, or the convertible senior note, and a warrant to purchase up to 80 million of our ordinary shares, exercisable within five years, or the warrant. The convertible senior note could be converted into up to 76 million of our ordinary shares based on the current conversion price, $0.08915 per ordinary share, subject to possible adjustments. If the convertible senior note is converted and/or the warrant exercised, the holders of our ordinary shares and ADSs may experience substantial dilution and the market price of our ADSs could decline. The sale of the ordinary shares issued upon such conversion or exercise, or the perception that such convertible senior note might be converted, the warrant might be exercised or the ordinary shares issued upon such conversion or exercise might be sold, could also adversely affect the market price of our ADSs. Furthermore, we may issue additional securities in the future that may have a dilutive effect to the holders of our ordinary shares and ADSs.

We are subject to certain covenants in connection with the issuance of the convertible senior note and the warrant, and such covenants could have a material adverse effect on our business, financial condition and results of operations.

In connection with the issuance of the convertible senior note and the warrant to NGP, we have agreed on certain covenants. As long as NGP holds the convertible senior note or the warrant and maintains ownership of an aggregate amount of not less than 78 million of our ordinary shares comprised of the ordinary shares into which the convertible senior note is converted or convertible and for which the warrant is exercised or exercisable, we cannot, without the prior written consent of NGP, (i) authorize or issue any security senior to or pari passu with the convertible senior note or any security senior to our ordinary shares; (ii) enter into any agreement for indebtedness, including guarantees and like contingent obligations or (iii) authorize or issue any ordinary shares for an amount less than $0.125 per ordinary share, or $5.00 per ADS, such that the amounts of securities or obligations described in (i), (ii) and (iii) would exceed $10,000,000, either individually or in the aggregate. Under the same conditions, we cannot, without the prior written consent of NGP, change the terms of the convertible senior note or warrant; engage in any related party transaction, other than those in the ordinary course of business, with any of our executive officers, Directors, any holder of 5% or more of our voting shares as reflected in our Register of Members or the Schedule 13D or 13E filed with the SEC, or any affiliate of our company, executive officers, Directors or such holders of our voting shares; or make any recommendation to holders of our ordinary shares or ADSs or take other actions by our Board of Directors that would materially and adversely affect NGP’s rights under the convertible senior note or warrant or the ordinary shares issuable upon their respective conversion or exercise, subject to applicable laws, including laws governing the fiduciary duties of our Board of Directors, and our Amended and Restated Memorandum of Association as adopted on June 11, 2004, or Memorandum, and our Amended and Restated Articles of Association as adopted on September 6, 2005, or Articles of Association.

If we materially breach any of the above covenants and if such material breach continues for 30 days, NGP may declare the principal amount of the convertible senior note then outstanding plus any accrued but unpaid interest due and payable, and such action by NGP could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.

We believe the copyrights, service marks, trademarks, trade secrets and other intellectual property we use are important to our business, and any unauthorized use of such intellectual property by third parties may adversely affect our business and reputation. We rely on the intellectual property laws and contractual arrangements with our employees, clients, business partners and others to protect such intellectual property rights. Third parties may be able to obtain and use such intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in the WVAS, mobile games and wireless Internet industries in the PRC is uncertain and still evolving, and these laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions, such as the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

Due to the manner in which we obtain, collect, produce and aggregate content and applications for our WVAS, mobile games and wireless Internet sites, and because our services may be used for the distribution of information, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations. In addition, third parties could assert claims against us for losses in reliance on information distributed by us. When we license third-party content or other intellectual properties, we rely on the licensor’s representations and warranties of its rights or titles to the content or intellectual properties. Although we perform reasonable due diligence, we cannot guarantee that such a licensor actually has the legal rights or titles to the content or intellectual properties that we distribute or use. We cannot guarantee that third parties will not assert claims against us or challenge the validity of our license agreements. If we are found to have infringed any intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. We may also incur significant costs in investigating and defending the claims even if they do not result in liability. We have not purchased liability insurance for these types of claims.

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

Selective acquisitions form part of our strategy to further expand our business. We made three acquisitions in 2005, one in 2006, nil in 2007, nil in 2008 and two in 2009 to the date of March 31, 2009. If we are presented with appropriate opportunities, we may acquire additional businesses, technologies, services or products that are complementary to our business. Any acquisition and the subsequent integration of new companies into ours require significant attention from our management, in particular to ensure that the acquisition does not disrupt our relationships with the telecommunications operators or affect our users’ opinion of our services and customer support, and to ensure that the acquisition is effectively integrated with our existing operations. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Acquisitions may expose us to risks, including risks associated with the assimilation of new operations, services and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions and potential loss of, or harm to, relationships with employees and content providers. Given the sophisticated technologies used in the WVAS, mobile games and wireless Internet industries, the successful, cost-effective integration of other businesses’ technology platforms and services into our own will also be a critical and highly complicated aspect of any acquisition. Acquisitions may also result in potentially dilutive issuances of equity securities.

In addition, we are required under generally accepted accounting principles to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower growth rates in our industry. We may be required to record a charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. For example, in the third quarter of 2008, we recorded a provision of $21.62 million for impairment of goodwill associated with the WVAS segment. As of December 31, 2008, our goodwill and amortizable intangible assets arising from acquisitions were approximately $16.36 million.

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

Based upon an analysis of the value of our assets as of December 31, 2008, we do not believe we will be considered an investment company during 2008. The determination of whether we will be an investment company will be based primarily upon the composition and value of our assets, which are subject to change, particularly when market conditions are volatile. As a result, we could inadvertently become an investment company. We can give no assurance as to our investment company status under the 1940 Act in the future.

We are controlled by a small group of our existing shareholders, whose interests may differ from other holders of our ordinary shares or ADSs.

Leilei Wang and Nick Yang, our senior officers, own 17.7% and 16.0% of our outstanding ordinary shares, respectively. Accordingly these shareholders acting together will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the holders of our ordinary shares and ADSs for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of Directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without the consent of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other holders of our ordinary shares or ADSs.

Our Articles of Association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our Articles of Association include certain provisions that could limit the ability of others or discourage a third party to acquire control of our company and thus deprive holders of our ordinary shares and ADSs of the opportunity to sell their ordinary shares or ADSs at a premium over the prevailing market price. Such provisions provide for, among others, the following:

•	a classified board structure, with three classes of board members and each class having a three-year term;

•
authority of our Board of Directors, or the Board, to issue up to a total of 1,000,000,000,000 ordinary shares, with or without preferred, deferred or other special rights or restrictions, whether with regard to dividend, voting, return of capital or otherwise and to such persons, at such time and on such other terms as the Directors think proper;

•
power of our Board to elect Directors either as an addition to the existing Directors or to fill a vacancy resulting from death, resignation, retirement, disqualification, removal from office or any other reason; and

•	the Directors’ discretion to decline to register any transfer of ordinary shares without assigning any reason therefore.

Risks Relating to Our Industry

Our ability to generate revenues could suffer if the PRC market for WVAS does not develop as anticipated.

The WVAS market in the PRC has evolved rapidly in recent years, with the introduction of new and advanced services, development of consumer preferences, changes in policies and guidelines initiated by the MII and the telecommunications operators, market entry by new competitors and adoption of new strategies by existing competitors. Accordingly, it is extremely difficult to accurately predict consumer acceptance and demand for various existing and potential new offerings and services, and the future size, as well as composition and growth, of these markets. Furthermore, given the limited history and rapidly evolving nature of our markets, we cannot predict the price that wireless users will be willing to pay for our services or whether users will have concerns about security, reliability, cost and quality of service associated with WVAS. If acceptance of our WVAS is different from what we anticipate, our ability to maintain or increase our revenues and net income could be materially and adversely affected.

The laws and regulations governing the WVAS, mobile games, Internet and wireless Internet industries in the PRC are developing and subject to future changes. Substantial uncertainties exist as to the interpretation and implementation of those laws and regulations.

Although WVAS and mobile games are subject to general regulation as telecommunication services, we believe that currently there are no PRC laws at the national level specifically governing WVAS and mobile games, such as our services related to SMS, MMS, WAP, Java™, IVR and color ring back tones, or CRBT.

Beijing AirInbox operates Internet websites and wireless Internet sites in the PRC. In recent years, the PRC government has begun to promulgate laws and regulations applicable to Internet-related services and activities, many of which are relatively new and untested and subject to future changes. In addition, various regulatory authorities of the central PRC government, such as the State Council, the MII, the State Administration of Industry and Commerce, or SAIC, the State Administration of Radio, Film and Television, or SARFT, and the Ministry of Public Security, are empowered to issue and implement rules to regulate certain aspects of Internet-related and wireless Internet-related services and activities. Furthermore, some local governments also have promulgated local rules applicable to Internet companies operating within their respective jurisdictions. As the Internet industry itself is at an early stage of development in the PRC, it is likely that new laws and regulations will be promulgated in the future to address issues that may arise from time to time. As a result, uncertainties exist regarding the interpretation and implementation of current and future PRC Internet laws and regulations. We cannot assure you that we will not be found in violation of any current or future PRC laws or regulations due to these uncertainties, in which case we could be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of our operations.

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

On December 20, 2007, the SARFT and the MII jointly promulgated the Regulations on Administration of Internet-based Audio-video Programming Service, or Internet-based Audio-video Regulations, which became effective as of January 31, 2008. The Internet-based Audio-video Regulations require providers of Internet-based audio-video programming services in the PRC to obtain the License for Disseminating Audio-video Programs over Information Networks, or the Internet-based Audio-video License, or complete registration procedures. To obtain such license or complete such registration, such provider must, among others, be a limited liability company that is either wholly-owned or controlled by the state. Pursuant to explanations of the Internet-based Audio-video Regulations provided by the responsible persons at the SARFT and the MII in a press conference, providers who engaged in Internet-based audio-video programming services before the promulgation of the Internet-based Audio-video Regulations and who have not violated any other laws or regulations shall be eligible to register their business and continue their operations. However, given the short history of the Internet-based Audio-video Regulations and the lack of interpretations and precedents, we cannot assure you that we will be qualified to apply for the Internet-based Audio-video License or complete the required registration, and we cannot assure you that we will be granted the Internet-based Audio-video License or be able to complete such registration.

In addition, each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, BJXR and Beijing Chengxitong has obtained a telecommunications and information services operating license for their Internet content businesses from the Beijing Telecommunications Administration Bureau. In addition, each of Beijing AirInbox, Beijing WINT, BJXR, Beijing Chengxitong and Mailifang has obtained a nationwide value-added telecommunications license from the MII in order to provide services in multiple provinces, autonomous regions and municipalities. If any of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, BJXR, Beijing Chengxitong or Mailifang fails to obtain or maintain any required licenses or permits, it may be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of its operations. Any of these measures could materially disrupt our operations and materially and adversely affect our financial condition and results of operations.

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

The telecommunications operators also have their own policies that restrict the distribution by WVAS providers and wireless Internet sites of content they deem inappropriate. For instance, they have punished certain providers for distributing content deemed by them to be obscene. Such punishments have included censoring of content, delays in payments of fees by the telecommunications operators to the offending service provider, forfeiture of fees owed by the telecommunications operators to the offending service provider and suspension of the service on the telecommunications operators’ networks. Accordingly, even if we comply with PRC governmental regulations relating to licensing and foreign investment restrictions, if the PRC government or the telecommunications operators were to take any action to limit or prohibit the distribution of information we provide or to limit or regulate any current or future content or services available to our users, our revenues could be reduced, traffic to our wireless Internet sites decreased and our reputation harmed. For example, in August 2004, China Mobile notified us that one of our IVR services in early June 2004 had contained inappropriate content. For this infraction, China Mobile suspended until the end of 2004 approval of new applications from us for new products and services on all platforms and also suspended joint promotions with us. In addition, China Mobile suspended for one year, until June 30, 2005, approval of our applications to operate on new platforms. We cannot assure you that we will not be subject to sanctions in the future for violating content-related regulations of the PRC government or policies of any of the telecommunications operators.

Unexpected network interruptions, security breaches or computer virus attacks could have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. Major risks involved in such network infrastructure include, among others, any breakdowns or system failures resulting in a prolonged shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power outages, or effort to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.

Our network systems are vulnerable to damage from fire, flood, power loss, telecommunications failures, computer viruses, hackings and other similar events. Any network interruption or inadequacy that causes interruptions in the availability of our services or deterioration in the quality of access to our services could reduce our user satisfaction and our competitiveness. In addition, any security breach caused by hacking, which involves effort to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance.

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

The WVAS, mobile games, wireless Internet, mobile advertising and telecommunications industries are characterized by rapid advances in technology, industry standards and customer demands. New technologies, industry standards or market demands may render our existing products, services or technologies less competitive or even obsolete. Telecommunications operators in the PRC are currently in the process of introducing 3G telecommunications services. Responding and adapting to 3G and other technological developments and standard changes in our industry may require substantial time, effort and capital investment. If we are unable to respond successfully to technology, industry and market developments, such developments may materially adversely affect our business, results of operations and competitiveness.

Risks Relating to the People’s Republic of China

Substantially all of our assets are located in the PRC and substantially all of our revenues are derived from our operations in the PRC. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in the PRC.

Changes in the PRC’s economic, political and social conditions, as well as government policies, could affect our business. Although the PRC has been one of the world’s fastest-growing economies in terms of GDP since 1978, we cannot assure you that such growth will be sustained in the future. Moreover, any negative development in the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in the PRC.

In addition, the PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government has implemented certain measures, including recent interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, including a slower growth or decline in demand in WVAS, mobile games, wireless Internet and mobile advertising businesses, which in turn could adversely affect our operating results and financial conditions.

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

Under the PRC’s existing foreign exchange regulations, our subsidiaries, KongZhong Beijing, Beijing Anjian Xingye, KongZhong China and Wukong Shentong Search Co., Ltd., or Wukong Shentong, are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions under the capital accounts of our subsidiaries, KongZhong Beijing, Beijing Anjian Xingye, KongZhong China and Wukong Shentong, and of our operating companies, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Beijing Chengxitong, BJXR and Mailifang, continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. In particular, if KongZhong Beijing, Beijing Anjian Xingye or KongZhong China borrow foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance KongZhong Beijing, Beijing Anjian Xingye or KongZhong China by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. In addition, if we finance Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Beijing Chengxitong, BJXR or Mailifang by loans, we must obtain approval from SAFE. These limitations could affect the ability of KongZhong Beijing, Beijing Anjian Xingye, KongZhong China, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Beijing Chengxitong, BJXR or Mailifang to obtain foreign exchange through debt or equity financing.

PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by holders of our ordinary shares or ADSs who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and the PRC resident holders of our ordinary shares or ADSs to liability under PRC law.

The SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities. These regulations may apply to holders of our ordinary shares and ADSs who are PRC residents in connection with our prior and any future offshore acquisitions.

The SAFE regulation required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005. If a PRC holder of our ordinary shares or ADSs with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange restrictions.

Those of our Directors and senior officers who are holders of our ordinary shares or ADSs and PRC residents have informed us that they have made the necessary applications and filings, as required under this regulation. However, as these regulations are still relatively new and there is uncertainty concerning the reconciliation of the new regulation with other approval requirements, it is unclear how the regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended, implemented or enforced by the relevant government authorities. The failure or inability of the PRC resident holder of our ordinary shares or ADSs to obtain any required approvals or make any required registrations may subject us to fines and other legal sanctions, and prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially adversely affected.

Fluctuation of the Renminbi could adversely affect the value of and dividends payable on our ADSs.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the PRC government’s new policy, the Renminbi is permitted to fluctuate within a managed band against a basket of certain foreign currencies. Although daily fluctuations of the Renminbi against the basket of currencies are currently limited to 0.5% per day, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. We cannot guarantee that the Renminbi will not be permitted to enter into a full float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Because we receive substantially all of our revenues in Renminbi and a majority of our cash and cash equivalents are denominated in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms and the value of dividends, if any, payable on, our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. As of December 31, 2008, we had cash and cash equivalents in the amount of $136.05 million. A 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately $1.05 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately $1.03 million in our total amount of cash and cash equivalents. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in the PRC over the past 30 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in the PRC, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us and foreign investors, including you. In addition, the PRC government may enact new laws or amend current laws that may be detrimental to our current contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang, which may in turn have a material adverse effect on our business operations.

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

From December 2002 to June 2003, the PRC and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia that became known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that SARS had been contained. However, after this declaration, a number of isolated new cases of SARS have been reported, most recently in central PRC in April 2004. In addition, in recent years, a number of Asian and European countries, including the PRC, have reported cases of humans being infected with a strain of avian influenza or bird flu known as H5N1, which is often fatal to humans. Any outbreak of any of these diseases or other highly dangerous communicable diseases in the PRC in the future may disrupt our business operations and have a material adverse effect on our financial condition and results of operations. In addition, health or other government regulations may require temporary closure of our offices, or the offices of our advertisers, content providers or partners, which may severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of SARS, bird flu or any other epidemic.

Item 4.	Information on the Company

History and Development of the Company

We were incorporated on May 6, 2002 under the laws of the Cayman Islands as Communication Over The Air Inc., an exempted limited liability company. In March 2004, we changed our name to KongZhong Corporation. We are headquartered in Beijing, the PRC, and provide WVAS, mobile games and wireless Internet sites to mobile phone users throughout the PRC. In January 2007, we established a wholly-owned subsidiary, Monkey King Search Corporation, or Monkey King, under the laws of Cayman Islands in an effort to develop our wireless search business. Monkey King in turn established its own wholly-owned subsidiary, Wukong Shentong, under the laws of the PRC. After developing our wireless search business through Monkey King and Wukong Shentong for a period of time, in September 2008, we decided to terminate our project of developing wireless search business and liquidate Monkey King and Wukong Shentong. We are currently in the process of liquidating Wukong Shentong and plan to liquidate Monkey King in 2009. In July 2008, we liquidated Beijing Shuziyuansu Advertising Co., Ltd., a company formerly owned by two of our operating companies, Beijing Boya Wuji and Beijing WINT, because it had not had any operating activity since its incorporation in September 2005. In July 2008, BJXR, one of our operating companies, established its own subsidiary, Beijing Shiyuan Leya, which operates certain types of our WVAS business.

We conduct our business in the PRC solely through our wholly-owned subsidiaries, KongZhong Beijing, KongZhong China and Beijing Anjian Xingye. In order to meet domestic ownership requirements under PRC law, which restrict us and our subsidiaries, as foreign or foreign-invested companies, respectively, from operating certain value-added telecommunications and Internet services, we operate WVAS, mobile games and wireless Internet sites through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang, all of which are based in the PRC and are wholly-owned by PRC citizens. We do not have any equity interests in Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR or Mailifang, but enjoy the economic benefits of these companies through a series of contractual arrangements as described below.

Our principal executive office is located at 35th Floor, Tengda Plaza, No. 168, Xizhimenwai Street, Beijing, 100044, the PRC. Our telephone number is (8610) 8857-6000. The address of our primary website is www.KongZhong.com and the address of our primary wireless Internet site is Kong.net. Information contained on our website or our wireless Internet site does not constitute a part of this annual report.

In July 2004, we completed the initial public offering of our ADSs representing our ordinary shares and listed the ADSs on the Nasdaq Global Market, or Nasdaq. Effective January 1, 2008, our ADSs are listed on the Nasdaq Global Select Market.

Investments and Acquisitions

On May 12, 2005, our operating companies, Beijing AirInbox and Beijing WINT, signed an agreement with the original shareholders of Tianjin Mammoth to acquire 95% and 5%, respectively, of the equity interest in Tianjin Mammoth for an aggregate consideration of RMB6 million, or approximately $724,944, of which $675,379 was paid in 2005 and the remaining balance of $49,565 was paid in June 2006. The acquisition was concluded on May 24, 2005. Tianjin Mammoth was founded in June 2002 and has become a well-known mobile game developer in the PRC. Since the acquisition, Tianjin Mammoth has primarily developed games for KongZhong affiliates.

In November 2005, we entered into a definitive agreement with Beijing Chengxitong, its original shareholders and our designees pursuant to which the original shareholders transferred 100% of the equity interest in Beijing Chengxitong, a WVAS provider in Hubei province, for a purchase price of RMB14.45 million (approximately $1.79 million), consisting of RMB4.4 million (approximately $0.54 million) in cash and RMB10.05 million (approximately $1.24 million) satisfied by waiving receivables from former shareholders of Beijing Chengxitong. Of the $0.54 million in cash, $0.50 million was paid in 2005 and the remaining balance of $0.04 million was paid in January 2006. In July 2006, we changed Beijing Chengxitong’s registered address from Wuhan, Hubei province, to Beijing and consequently changed its name from Wuhan Chengxitong to Beijing Chengxitong.

In January 2006, we sold all of our 10% equity interest in eFriendsNet Entertainment Corp., or EFN, a leading social networking company in the PRC, for an immediate cash consideration of $1.7 million. We received an additional payment of $0.2 million in February 2007 pursuant to a payment mechanism in the sale agreement that provided for an additional payment if certain financial performance milestones are met by EFN after the completion of the sale of our equity interest.

In January 2006, we entered into a definitive agreement to acquire 100% of Sharp Edge, a company incorporated in the British Virgin Islands and based in Beijing, which provided WVAS on the SMS, IVR and CRBT technology platforms through its operating entity, BJXR. We waived $0.83 million in receivables from former shareholders of Sharp Edge, and paid cash consideration of $7 million, $11 million and $17 million during the first quarter of 2006, the third quarter of 2006 and the first quarter of 2007, respectively. Following our acquisition, we deregistered Sharp Edge and became the direct owner of its wholly-owned PRC subsidiary, Beijing Anjian Xingye.

In January 2008, we entered into a definitive agreement with HiU! Media, a company incorporated in the Cayman Islands and based in the PRC, which provides residential community direct marketing advertising network and residential community marketing solutions in the PRC, to acquire 9.87% of the total equity interest of HiU! Media for a consideration of $1.5 million. We completed the investment in January 2008. We accounted for this investment using the cost method. For a further description of this transaction, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

In May 2008, we entered into a definitive agreement with Beijing Xin Chuang Hang Yuan Technology Co., Ltd., or XCHY, a company that provides electronic coupons on mobile phones, to acquire 19.9% of the total equity interest of XCHY for a consideration of $1.5 million. We completed the investment in July 2008.

In January 2009, we entered into a definitive agreement to acquire 100% of Sigma Interactive Inc., or Sigma, a company incorporated in the British Virgin Islands and based in Beijing, for a total consideration of $1.0 million. Sigma is engaged in the business of developing technology solutions for mobile Internet, including the development of the on-device portal platform. The acquisition was completed in January 2009.

In March 2009, we issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of $6,775,400. The convertible senior note could be converted into our ordinary shares. The current conversion price is $0.08915 per ordinary share, subject to possible adjustments. NGP also received a warrant to purchase up to 80 million of our ordinary shares at $0.125 per ordinary share, exercisable within five years. The convertible senior note would initially pay an annual interest at a rate of 8%, subject to reduction to 6% based on our financial performance. The convertible senior note could be redeemed, by paying the principal amount then outstanding plus any accrued by unpaid interest, at our company’s option after three years. We have agreed to certain covenants in connection with our issuance of the convertible senior note and warrant to NGP. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We are subject to certain covenants in connection with the issuance of the convertible senior note and the warrant, and such covenants could have a material adverse effect on our business, financial condition and results of operations.” The issuance of the convertible senior note and warrant was completed in March 2009.

In March 2009, we entered into a definitive agreement with Mailifang, its original shareholders and our designees pursuant to which the original shareholders would transfer 100% of the equity interest in Mailifang to us for a total consideration of RMB14.13 million (approximately $2.07 million), consisting of RMB5.05 million (approximately $0.74 million) in cash and RMB9.08 million (approximately $1.33 million) satisfied by waiving receivables from the original shareholders of Mailifang. Mailifang is engaged in the business of developing mobile games. The acquisition was completed in April 2009.

Our Corporate Structure

The chart below sets forth our corporate and share ownership structure as of April 24, 2009.

KongZhong Corporation (Cayman Islands)
Monkey King Search Corporation (Cayman Islands)
Sigma Interactive Inc. (British Virgin Islands)
100%
100%
100%
Anjian Xingye Technology (Beijing) Co., Ltd., (PRC)
KongZhong Information Technologies (Beijing) Co., Ltd., (PRC)
Kongzhong China Co.,Ltd., (PRC)
Wukong Shentong Search Co., Ltd., (PRC) (2)
100%
100%
100%
Through contractual arrangements
Through contractual arrangements
Through contractual arrangements
Beijing Xinrui Network Technology Co., Ltd., (PRC) (1)
Beijing AirInbox Information Technologies Co., Ltd., (PRC) (1)
Beijing Wireless Interactive Network Technologies Co., Ltd., (PRC) (1)
100%
95%
5%
Beijing Shiyuan Leya Culture Communication Co., Ltd., (PRC) (1)
100%
Through contractual arrangements
Beijing Boya Wuji Technologies Co., Ltd., (PRC) (1)
Tianjin Mammoth Technologies Co., Ltd., (PRC) (1)
Through contractual arrangements
Beijing Chengxitong Information Technology Co., Ltd., (PRC) (1)
Shanghai Mailifang Communications Ltd., (PRC) (1)

(1)
We do not have any ownership interest in Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, BJXR, Beijing Chengxitong, Beijing Shiyuan Leya or Mailifang. Our wholly-owned subsidiaries have entered into a series of contractual arrangements with these companies and/or their respective shareholders.

(2)	We are currently in the process of liquidating Wukong Shentong.

PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include WVAS. See also “— Regulation.” To comply with PRC regulations, we conduct substantially all of our wireless value-added operations through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR, Beijing Shiyuan Leya and Mailifang, which are wholly-owned by PRC citizens or entities.

Beijing AirInbox was established in April 2002 with Yunfan Zhou, our former Chief Executive Officer, Songlin Yang, the uncle of Nick Yang, the Vice Chairman of our Board of Directors and the President and Chief Technology Officer of our company, and Leilei Wang, one of our initial investors, holding 35%, 35% and 30%, respectively, of the total equity interest of Beijing AirInbox. In September 2003, Leilei Wang transferred 15% of the equity interest in Beijing AirInbox to Yunfan Zhou and the other 15% he owned to Zhen Huang, the wife of Nick Yang. In April 2004, the registered capital of Beijing AirInbox was increased from RMB2.0 million (approximately $0.3 million) to RMB10.0 million (approximately $1.2 million). The increased registered capital was contributed from Songlin Yang and Yang Cha, one of our former employees, for RMB3.5 million (approximately $0.4 million) and RMB4.5 million (approximately $0.5 million), respectively. In October 2006, Yang Cha and Yunfan Zhou transferred their equity interests to our employees Linguang Wu and Guijun Wang, respectively, with the result that Linguang Wu holds 45% and Guijun Wang holds 10% of the total equity interest in Beijing AirInbox.

Beijing Boya Wuji was established in March 2004 with each of Yunfan Zhou and Zhen Huang holding 50% of its total equity interest. In January 2005, Beijing AirInbox acquired 40% of the total equity interest of Beijing Boya Wuji from Yunfan Zhou and 40% from Zhen Huang, with the result that Beijing AirInbox held 80% of Beijing Boya Wuji, and Yunfan Zhou and Zhen Huang each held 10%. In October 2006, Yunfan Zhou and Zhen Huang transferred each of their 10% equity interests to Beijing AirInbox, resulting in Beijing AirInbox holding 100% of the equity interest in Beijing Boya Wuji.

Beijing WINT was 40% owned by Yang Yang, one of our employees, and 60% owned by Hai Qi, our former Senior Vice President of Sales and Marketing who left our company on February 29, 2008. In September 2008, Hai Qi transferred his 60% equity interest to Jingye Sun, one of our employees, and Li Ai, one of our former employees, respectively, with the result that Yang Yang holds 40%, Jingye Sun holds 30% and Li Ai holds 30% of the total equity interest in Beijing WINT.

Tianjin Mammoth is 95% owned by Beijing AirInbox and 5% owned by Beijing WINT.

BJXR is 51% owned by Guijun Wang and 49% owned by Yang Li, both of whom are our employees.

Beijing Chengxitong is 90% owned by Yang Li and 10% owned by Xuelei Wu, both of whom are our employees.

Beijing Shiyuan Leya is 100% owned by BJXR.

Mailifang is 90% owned by Xu Guo and 10% owned by Yang Yang, both of whom are our employees.

We do not have any equity interests in Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, Beijing Chengxitong, BJXR, Beijing Shiyuan Leya or Mailifang but instead enjoy the economic benefits of these companies through a series of contractual arrangements, which we and our subsidiaries, KongZhong Beijing and Beijing Anjian Xingye, have entered into with these companies and/or their respective shareholders as described below. For a further description of each of these agreements, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

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

Each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong and Mailifang and their respective shareholders also has entered into an exclusive share option agreement with KongZhong Beijing. Pursuant to these agreements, each of the shareholders of Beijing AirInbox, Beijing WINT, Beijing Chengxitong and Mailifang has granted an exclusive option to KongZhong Beijing or our designees to purchase all or part of such shareholder’s equity interest in Beijing AirInbox, Beijing WINT, Beijing Chengxitong or Mailifang, as the case may be, in accordance with PRC law, and has covenanted not to encumber such equity interest in any manner other than as permitted by KongZhong Beijing.

KongZhong Beijing has entered into business operation agreements with each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang and their respective shareholders. Pursuant to these agreements, Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang and their respective shareholders agreed to appoint individuals designated by KongZhong Beijing to the management team of Beijing AirInbox, Beijing WINT, Beijing Chengxitong and Mailifang and to refrain from taking certain actions that may materially affect these companies’ operations. Each of the shareholders of Beijing AirInbox, Beijing WINT, Beijing Chengxitong and Mailifang also has executed an irrevocable power of attorney in favor of individuals designated by KongZhong Beijing. Pursuant to these powers of attorney, those designated individuals have full power and authority to exercise all of such shareholders’ rights with respect to their equity interests in Beijing AirInbox, Beijing WINT, Beijing Chengxitong or Mailifang.

KongZhong Beijing has entered into technical and consulting services agreements with each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and Mailifang. Pursuant to these technical and consulting services agreements, KongZhong Beijing provides certain technical and consulting services to Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and Mailifang in exchange for service fees. Each of the shareholders of Beijing AirInbox, Beijing WINT, Beijing Chengxitong and Mailifang has entered into an equity pledge agreement with KongZhong Beijing, pursuant to which these shareholders pledged their respective interests in Beijing AirInbox, Beijing WINT, Beijing Chengxitong or Mailifang, as the case may be, to guarantee the performance of such companies’ payment obligations under the respective technical and consulting services agreements.

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

Beijing Anjian Xingye has entered into an exclusive technical and consulting services agreement with BJXR. Pursuant to this agreement, Beijing Anjian Xingye provides technical and consulting services to BJXR in exchange for service fees. Each of the shareholders of BJXR has entered into an equity pledge agreement with Beijing Anjian Xingye, pursuant to which these shareholders pledged their respective interests in BJXR to guarantee the performance of BJXR’s payment obligations under the exclusive technical and consulting services agreement.

In the opinion of our PRC legal counsel, King & Wood, the ownership structures of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang, our contractual arrangements with these companies and their respective shareholders and the businesses and operations of these companies as described in this annual report are in compliance with all existing PRC laws and regulations and are enforceable in accordance with their terms and conditions. In addition, our PRC legal counsel is of the opinion that, with respect to Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang, no consent, approval or license, other than those already obtained, is required under any of the existing PRC laws and regulations for the effectiveness and enforceability of the ownership structures, contractual arrangements, businesses and operations of these companies, with the exception that Beijing AirInbox is required to obtain licenses pursuant to the Internet News Information Services Regulations and the Internet-based Audio-video Regulations for which Beijing AirInbox’s applications are pending. However, there are substantial uncertainties regarding the interpretation and implementation of current PRC laws and regulations. See “— Regulation” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the value-added telecommunications industry, we could be subject to severe penalties,” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.” As discussed in those risk factors, certain events may cause us to lose the benefits and control intended to be created by these arrangements.

Capital Expenditures and Divestitures

See “Item 5 — Operating and Financial Review and Prospects — Capital Expenditures” for information concerning our principal capital expenditures since our inception and those planned for 2009. We have not undertaken any significant divestitures and do not have any significant divestitures currently in progress.

Business Overview

We are one of the leading providers of WVAS and mobile games to mobile phone users and a wireless media company providing news, content, community and mobile advertising services through our wireless Internet sites in the PRC. We began providing WVAS on the networks of China Mobile in 2002. Since 2004 we have provided WVAS on the networks of China Unicom, China Telecom and China Netcom, the other major telecommunications operators in the PRC. Since 2004, we have started our wireless Internet sites to provide WIS. In 2008, we began reporting our mobile games business as a stand-alone operating segment, while it was previously reported as part of our WVAS business.

Our Business

We provide interactive entertainment, media and community services to mobile phone users through 2G technology platforms, including SMS, IVR and CRBT, and through 2.5G technology and operating platforms, including WAP, MMS and Java™ , which offer higher quality graphics, richer content and more interactivity than 2G wireless services. With the development of 3G services in the PRC, we plan to develop and offer services tailored to 3G technology platforms in the future.

We deliver a broad range of services that users can access directly from their mobile phones, by using our access code or by choosing an icon or a game pre-loaded in select models of handsets; from a telecommunications operator’s portal or website; and from our wireless Internet websites, including Kong.net and Ko.cn. Substantially all of our services are ordered or accessed by users directly through their mobile phones and all services are delivered through mobile phones. Our services are organized in three major categories, consisting of:

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

Although users can purchase our value-added services and downloadable mobile games on a single-transaction basis or on a monthly subscription basis, the majority of our services are offered on single-transaction basis in 2008. We provide our services mainly pursuant to our cooperation arrangements with the telecommunications operators and their provincial subsidiaries, the terms of which are generally for one year or less. We do not directly bill our users, and depend on the billing systems and records of the telecommunications operators to bill and collect all fees. We generally do not have the ability to independently verify the accuracy of the billing systems of the telecommunications operators. As the telecommunications operators do not provide us with a detailed revenue breakdown on a service-by-service basis, we depend on our internal data management system to monitor revenues derived from each of our services. We make our business decisions based on our internal data, taking into account our historical experience in reconciling our internal data to our actual results of operations and other factors including strategic considerations. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our dependence on the substance and timing of the billing systems of the telecommunications operators and their subsidiaries may require us to estimate portions of our reported revenues and cost of revenues for WVAS and mobile games. As a result, subsequent adjustments may have to be made to our financial statements.”

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

Our WVAS Business

The following are the three major WVAS areas on which we focus:

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

Our Mobile Games Business

We offer mobile games based on 2.5G platforms, including WAP and Java™. In 2005, we established a dedicated mobile games product development team to develop and publish 2.5G mobile games and also acquired Tianjin Mammoth, a mobile games developer. Our mobile games include both downloadable and online mobile games. As of December 31, 2008, we had a library of over 40 internally developed mobile games.

We began developing online mobile games in 2006 and 2007. Our online mobile games are generally offered free of charge for mobile phone users. We derive revenues from users who desire to purchase merchandise or premium features embedded in the games to enhance their gaming experience. Our internally developed mobile on-line games, e 3-Kingdom and Tian Jie (Reincarnation) On-line, were named “Most Popular Mobile Networking Game” at the 2006 and 2007 China Joy Best Games Contests, respectively. Tian Jie (Reincarnation) On-line was awarded as one of the “Best Ten Self-Developed Mobile Games in China” at the China Game Industry Annual Forum in January 2008. Tian Jie (Reincarnation) On-line was launched on China Mobile’s Mobile Online Game Platform on September 10, 2008. In addition, Tianjin Mammoth received the “Best Mobile Game Developer” award at the 2007 China Joy Best Games Contests.

Our mobile games business was previously reported as part of our WVAS business. We have treated our mobile games business as a stand-alone operating segment since 2008 as we expect to expend more effort to develop our mobile games business and anticipate our mobile games business to make a more significant contribution to our total revenues. Our mobile games business has achieved continuous growth and we believe it is an important part of our effort to grow our business over the long term. We intend to develop internally the majority of our mobile games. However, in order to expand our mobile games business and increase our market share, we also plan to actively identify quality mobile games to be purchased or licensed from third parties and cooperate with third parties to jointly develop mobile games.

Our WIS Business

In 2004, we launched a wireless Internet site that customers can visit from their mobile phones through their browsers while using 2.5G mobile networks. Our original wireless Internet domain name, or URL, was cota.cn before the URL was changed to Kong.net in 2006. Kong.net is independent of the telecommunications operators’ portals, including China Mobile’s Monternet™ portal. Through Kong.net, we offer news, community services, games and other interactive media and entertainment services to our customers free of charge. We also sell advertising space on Kong.net in the form of text-link, banner and button advertisements. We conducted major advertising campaigns in each of 2006, 2007 and 2008 to drive traffic to Kong.net and promote recognition of Kong.net and our corporate brand.

In March 2007, we launched the new wireless Internet community site Ko.cn. Users can register at Ko.cn to access their own virtual space with features such as personalized domain names, friend networks, chat rooms, photo albums and blogs.

In September 2007, we entered into a cooperation agreement with the National Basketball Association of the United States, or the NBA, and launched the official Chinese NBA mobile website, cn.NBA.com, the first official NBA site on mobile phones in the PRC.

In January 2008, we entered into a strategic alliance agreement with China Sports Industry Group Co., Ltd. to jointly explore business opportunities for developing sports-related content for mobile phones, including WVAS and wireless Internet sites.

In 2008, we also entered into cooperation agreements with Infront Sports & Media (China) Co., Ltd. to operate the official mobile websites for the Men’s Professional League of the Chinese Basketball Association, China’s National Basketball Teams and China’s National Football Teams.

In 2008, we had cooperation arrangements with over 70 content providers, including the NBA, China Interactive Sports, the operator of www.Sports.cn, www.Olympic.cn, 51job, Inc., the PRC’s largest recruitment services provider, Xinhua News Agency, Beijing Mapabc, a digital map provider, SouFun.com, a real estate portal and Hexun.com, an on-line financial news provider, to include selected content from these providers on Kong.net.

Our wireless Internet business is a new business and strategic initiative that we are undertaking with the aim of further expanding our product offerings, strengthening our competitive advantages, increasing corporate brand awareness and preparing ourselves for the development of 3G services in the PRC. We believe that mobile phone users demand increasing amounts of information and entertainment and that wireless Internet sites offer the most convenient means to satisfy this demand. Although the traffic from the users’ mobile phones to the wireless Internet sites is still carried by telecommunications operators, our wireless Internet business does not rely on the telecommunications operators for billing and collection, and is not as heavily affected by the policies or guidelines of telecommunications operators as our WVAS business. We believe this strategic initiative will continue to be a key focus of our effort in 2009.

We began to generate advertising revenues in 2006 and achieved continuous growth in 2007 and 2008. Although we do not expect that mobile advertising on our wireless Internet sites would make a significant contribution to our total revenues in the short term, we believe that they would eventually become a more significant revenue source if the volume of traffic to our wireless Internet sites becomes sufficiently large and the mobile advertising market grows steadily. In 2009, we plan to complement our mobile advertising business by offering paid services such as mobile games and virtual items to Kong.net users, leveraging our existing payment platforms and customer base of our WVAS and mobile games businesses.

Our Technology Platforms for WVAS and Mobile Games

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

•
Interactive Voice Response (IVR). IVR services allow users to access voice content from their mobile phones, including music, chat, foreign-language instruction and novels. We launched and began receiving revenues from IVR services in December 2003.

•
Color Ring Back Tones (CRBT). CRBT allow a mobile phone user to customize the sound that callers hear when calling the user’s mobile phone. We offer a variety of entertaining content, including pre-recorded messages, movie dialogues and soundtracks and a wide range of classical and popular music. We launched and began receiving revenues from our CRBT services in October 2003.

2.5G Wireless Standard Services

We deliver our 2.5G services primarily to users of mobile phones that either are based on the global system for mobile communication, or GSM, standard and utilize GPRS, technology or are based on the CDMA standard and utilize CDMA 1x technology, in both cases through the WAP, MMS and Java™ technology platforms.

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

Since 2005, we have pursued a diversified growth strategy and our objective has been and remains providing services based on both the 2G and 2.5G technology platforms. As a result of our continuous effort in developing and promoting 2G services, and also due to our acquisition of Sharp Edge, which derives most of its revenues from the provision of 2G services, the portion of our total revenues from 2G services grew from 27.3% in 2005 to 51.2% in 2006, 62.7% in 2007 and 63.4% in 2008.

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

Telecommunications Operators

China Mobile is the world’s largest mobile telecommunications network operator in terms of subscribers, with 457 million subscribers as of December 31, 2008, according to China Mobile’s public filings with the SEC. Our working relationship with China Mobile is critical to the operation and continued development of our business. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business —We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.” We provide WVAS in 31 Chinese provinces or provincial-level municipalities pursuant to cooperation agreements with China Mobile and its provincial subsidiaries. Generally, these agreements have terms of one year or shorter, but renew automatically unless either party objects. We were one of the first wireless service providers to work with China Mobile to develop and offer WAP, MMS and Java™. We continue to jointly develop and promote WVAS with China Mobile and its provincial subsidiaries, which is generally more cost-effective and far-reaching than if we were to promote these services through traditional advertising.

In addition to our cooperation agreements with China Mobile and its provincial subsidiaries, we have entered into cooperation agreements pursuant to which we provide 2G and 2.5G services on the networks of China Unicom and 2G services on the networks of China Netcom and China Telecom. Aggregate revenues from the cooperation agreements with these three telecommunications operators amounted to 24%, 25% and 23% of our total revenues during the years ended December 31, 2006, 2007 and 2008, respectively.

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

Pursuant to our agreements with China Telecom and China Netcom and their respective subsidiaries, we generally pay each China Telecom and China Netcom subsidiary 15% to 50% of the fees we generate from providing our services to customers through such subsidiary’s network, with the exception of IVR services, with respect to which we pay 50%.

The following table sets forth the principal fees that we charged our customers for our services and the service and transmission fees that we paid to the telecommunications operators as of December 31, 2008:

	Fees we charged customers		Fees we paid telecommunication operators
	Transaction fee per unit (1)	Monthly subscription fee	Service fees	Transmission fee (2)
	(in RMB (3), except percentages)
WAP	1.00-3.00	1.00-8.00	15%-50%	N/A
MMS	0.50-3.00	5.00-30.00	15%	0.15-0.20
Java™	1.00-15.00	1.00-15.00	15%	N/A
SMS	0.10-3.00	2.00-20.00	15%-50%	0.02-0.08
IVR	0.10-3.00	10.00	20%-54%	N/A
CRBT	0.10-4.00	0.10-10.00	15%-50%	N/A

(1)	Transaction fees are per download for WAP, MMS, Java™, SMS and CRBT services and per minute for IVR service.
(2)
A transmission fee is assessed for each message we send in excess of the number of messages we receive. The amount of the transmission fees for each month depends on the volume of messages sent in that month. No transmission fees are assessed for WAP, JAVA™, IVR or CRBT services.

(3)	Our fees are charged in Renminbi. The noon buying rate certified by the Federal Reserve Bank of New York was RMB6.8225 = $1.00 on December 31, 2008.

In May 2008, the PRC government announced its policy initiative to restructure the PRC telecommunications industry, and a series of related transactions were completed in 2008. In addition, a 3G license was issued to each of China Mobile, China Unicom and China Telecom. While we are currently assessing the impact that this restructuring may have on us, potential changes in the telecommunications industry in the PRC could impact our relationship with telecommunications operators and thus have a material adverse effect on our business and results of operations. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business —We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.”

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

Beijing AirInbox has entered into a cooperation agreement with China Mobile to provide WAP services to customers nationwide on the Monternet™ portal during the period from January 1, 2008 through December 31, 2008. We are in the process of renewing such agreement. Pursuant to this agreement, Beijing AirInbox pays China Mobile a service fee of 15% of the revenues generated from providing WAP services to customers. Beijing AirInbox may not provide the same content that it provides to China Mobile under this agreement to other operators or WAP sites. Any violation of such provision entitles China Mobile to terminate this agreement. Beijing AirInbox also has entered into contracts with certain provincial subsidiaries of China Mobile that provide access to Beijing AirInbox’s WAP services through the provincial subsidiaries’ WAP portals.

Beijing AirInbox has entered into a cooperation agreement with China Mobile to provide MMS services on China Mobile’s nationwide network during the period from June 18, 2008 through December 31, 2008. The cooperation agreement was automatically renewed for one more year upon expiration. Pursuant to this agreement, Beijing AirInbox pays China Mobile a service fee of 15% of the revenues generated from providing MMS services to customers, plus net transmission charges. Beijing AirInbox may not provide the same content that it provides to China Mobile under this agreement to other telecommunications operators. Any violation of such provision entitles China Mobile to terminate this agreement.

Beijing AirInbox has entered into a cooperation agreement with China Mobile to provide IVR services on China Mobile’s nationwide network during the period from November 1, 2008 through November 1, 2009. The cooperation agreement can be automatically renewed for six months upon expiration. Pursuant to this agreement, Beijing AirInbox pays China Mobile a service fee of 30% of the revenues generated from providing IVR services to customers.

Beijing AirInbox has entered into a cooperation agreement with China Mobile to provide SMS services on China Mobile’s nationwide network during the period from May 1, 2008 through April 30, 2009. The cooperation agreement can be automatically renewed for six months upon expiration. Pursuant to this agreement, Beijing AirInbox pays China Mobile a service fee of 15% of the revenues generated from providing SMS services to customers.

In September 2007, Beijing AirInbox entered into a cooperation agreement with China Unicom to provide WVAS to its customers on China Unicom’s mobile communication network and data service platform. The service fees payable by Beijing AirInbox to China Unicom vary with the type of WVAS that are provided. This cooperation agreement was initially effective from September 1, 2007 to June 30, 2008 and was automatically renewed for one year.

In June 2007, Beijing AirInbox entered into a cooperation agreement with China Telecom to provide SMS services on China Telecom’s nationwide network and SMS service platform. The service fees payable by Beijing AirInbox to China Telecom vary with the contents of SMS service that are provided. This cooperation agreement was initially effective from June 5, 2007 to June 5, 2008 and was automatically renewed for one year.

Mobile Handset Manufacturers

We have established distribution arrangements with mobile handset manufacturers, including Nokia, Motorola, Samsung, Lenovo, Sony Ericsson, Jin Tongxin, Guangli Technical, Shenzhen Taisida, Youxinda, Amoi and other major international and domestic handset manufacturers. Pursuant to these distribution arrangements, we pre-load into the menu of certain mobile handsets our mobile games, WAP icons and MMS, SMS, JAVA™ and IVR short codes, which enable customers to access our WVAS quickly and easily. We pay the mobile handset manufacturers 35% to 70% of the net revenues that we receive from the telecommunications operators, generally after deducting the telecommunications operators’ service fees, with respect to our mobile games and WVAS that are accessed by means of the pre-loaded icons and short codes. The terms of these agreements are generally for one year, and pertain to specific mobile handset models. In addition, we also leverage our relationships with the mobile handset manufacturers to enter into joint marketing programs.

In addition to pre-loading our mobile games, icons and short codes into selected mobile handsets, until recently we also embedded our icons and codes in selected handsets. On April 11, 2007, the MII issued a notice barring the production of mobile handsets with embedded icons and codes that cannot be changed or deleted by customers. We have altered our arrangements with mobile handset manufacturers to comply with the notice, which took effect on June 1, 2007. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our effort to develop additional distribution channels for our WVAS and mobile games may not succeed or may be halted by the MII or the telecommunications operators.”

Content Providers

We have entered into licensing agreements with content providers. Pursuant to these agreements, we contract with our content providers to use their content for a fixed licensing fee or for a certain percentage, generally 10% to 80%, of the net cash we receive from telecommunications operators with respect to products and services that contain the licensed content, generally after deducting the fees paid to our distribution partners. These arrangements are typically for one or two years and are not exclusive, except for the content specifically produced for us by our freelance writers and certain content from our third-party content providers. We currently license news content from the Xinhua News Agency, www.qianlong.com and China Foto Press, among others, and license music content from EMI, Music Publishing China, HBstars and Avex Asia Limited. We use the music that we license in our CRBT, song dedication, song listening, mobile karaoke, true ringtone and music video streaming and download services. We also have signed agreements giving us exclusive rights in the PRC to develop wireless value-added products and services based on the voice of the Chinese actor Ge You and the content of the movies “Painted Skin” and “If You Are The One.” In addition, we have entered into licensing agreements with Gameloft, IN-FUSIO and Tianjin Yaxun to provide their games to mobile phone users in the PRC.

We have also entered into agreements with content providers to obtain premium contents for our wireless Internet sites. Pursuant to these agreements, we use the contents for a fixed license fee or for a certain percentage, generally 30% to 70%, of the net revenues we receive from the mobile advertising that contains the licensed contents, or sometimes both. We currently license contents from the NBA, China Sports Industry Group Co., Ltd., Infront Sports & Media (China) Co., Ltd., Xinhua PR Newswire, Dow Jones & Company, Finet Group Limited and other content providers.

Product Development

Our product development team focuses on constantly creating innovative products that use the latest standards and technologies with respect to our WVAS, mobile games and wireless Internet sites. China Mobile started operating its 2.5G network in May 2002. The 2.5G standard enables WVAS providers to send more data in a shorter period of time, thereby facilitating the transmission of more advanced data services. We were one of the first WVAS providers to work with China Mobile to develop and offer MMS and WAP services and have continued to be a leading developer of innovative services compatible with these technology platforms. We have a dedicated mobile games development team that develops games for Java™ and other mobile games platforms. At the same time, we have increased our product development team’s emphasis on developing and supporting our 2G products, including IVR and CRBT, which we distribute on the networks of China Mobile, China Unicom and China Telecom. In addition, a portion of our product development team focuses on products and services for the wireless Internet sites we are operating, including Kong.net, Ko.cn and cn.NBA.com. We believe that our timely delivery of new services that meet telecommunications operators’ specifications demonstrates our technical capabilities and strengthens our cooperation relationship with the telecommunications operators.

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

The number of our product development employees increased to 477 as of December 31, 2008 from 444 as of December 31, 2007.

Sales, Marketing and Customer Service

We are committed to establishing our KongZhong name as a well-recognized and reputable brand not only among our customers and users, but also among telecommunications operators, key industry players and owners of brand names. We sell our WVAS and mobile games principally through the telecommunication operators, as well as other distribution partners. We market through our website, promotional events, direct marketing and media advertising. We provide support and technical services to China Mobile, China Unicom and China Telecom and to our customers and users.

Sales and Marketing

We focus on marketing our KongZhong brand name, as we believe branding is important in the wireless Internet business. In 2007, we increased our effort on advertising in traditional media such as television, billboards, newspapers and magazines as well as through the Internet to promote the wireless Internet sites we are operating, including Kong.net, Ko.cn and cn.NBA.com, and our corporate brand name, KongZhong. We conducted a major advertising campaign in the first half of 2007 and have started to cooperate with the NBA to promote cn.NBA.com since the second half of 2007. In 2008, we increased our effort in joint activities to promote our brand and business conducted in cooperation with the telecommunications operators.

We utilize our leading position among providers of WVAS and our knowledge of our customers to attract joint promotion arrangements with brand owners seeking effective channels of publicity among trend-conscious consumers. Through select distribution channels, we target young and fashion-driven consumers who we believe set trends for consumer products and services in the PRC. For example, we promoted the movie “The Promise” pursuant to a joint promotional arrangement under which we offered exclusive WVAS containing pictures and other content relating to the movie. In addition, we market through traditional offline media venues, such as through newspapers, magazines and flyers.

A majority of our revenues are derived from services provided through the networks of China Mobile. Accordingly, we devote significant resources to maintaining, expanding and strengthening our relationship with China Mobile and its subsidiaries. In addition, we have strengthened our sales and marketing of 2G services, which we provide through the networks of China Mobile as well as other telecommunications operators. As of December 31, 2008, our sales and marketing department consisted of 152 persons strategically located in 27 provinces across the PRC to work closely with the telecommunications operators at the provincial and local levels, where pricing and other important decisions on marketing and operations are made. Our localized sales team helps us gain insight into developments in the local markets and the competitive landscape, as well as new market opportunities.

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

Customer Service

We view both the telecommunications operators and end users of our services as customers. Customer service is key to building our brand and our relationships with the telecommunications operators. We train our customer service representatives with an emphasis on customer satisfaction. Our customer service center handles calls, faxes and e-mails from our end users, as well as inquiries forwarded from the telecommunications operators. Our customer service representatives interact on a regular basis with, and provide training materials to, customer service representatives of telecommunications operators to enhance our customers’ experience with our services. As of December 31, 2008, our customer service department consisted of 65 persons strategically located in 9 provinces across the PRC.

Competition

We face significant competition in the WVAS, mobile games, wireless Internet and mobile advertising markets in the PRC. The MII has reported on its website that, as of April 8, 2009, more than 1,700 service providers held nationwide licenses to supply content and services on the PRC telecommunications operators’ networks. China Mobile has begun to develop and market its own MMS and WAP products that compete with ours. Other PRC telecommunications operators may decide to do the same. We compete with these companies primarily on the basis of brand, the type and timing of service offerings, content and business partner and channel relationships. The telecommunications operators may also decide to enter the mobile games market in the future. Other potential competitors in this market include developers of personal-computer-based online games, major media companies, traditional video game developers, content aggregators, mobile software providers and independent mobile games developers. In addition to competition for products, services and distribution channels, we also compete for experienced and talented employees.

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

In addition, barriers to entry of wireless Internet services are relatively low and current and new competitors can launch new wireless Internet sites at a relatively low cost. The PRC telecommunications operators also operate their own wireless Internet sites. We compete with the operators of other wireless Internet sites for visitors, employees and advertisers, and also compete with traditional media companies such as newspapers, television networks and radio stations for advertisers.

See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We face increasing competition in the PRC from providers of WVAS, mobile games and wireless Internet services, which could reduce our market share and materially adversely affect our financial condition and results of operations.”

2G Wireless Standard Services

Competition is particularly intense in the 2G-based WVAS market in the PRC as the barriers to entry are relatively low compared to the 2.5G market. Our primary competitors in this market include Internet portals, such as Sina Corporation, Sohu.com Inc. and TOM Online Inc., or TOM Online, and providers focused on WVAS, such as Tencent Technology Limited and Linktone Limited.

2.5G Wireless Standard Services

Our primary competitors in the 2.5G WVAS  and mobile games market in the PRC include Internet portals, such as Sina Corporation and TOM Online, as well as providers focused on WVAS and mobile games, such as Tencent Technology Limited and Glu Mobile Inc. We also face increasing competition from China Mobile in the 2.5G WVAS market.

3G Wireless Standard Services

3G wireless services are still at an early stage of development in the PRC, but future competitors in the 3G market could include existing competitors in 2G and 2.5G services, as well as established fixed-line Internet companies that may not currently have any 2G or 2.5G service offering.

Wireless Internet Business

Our primary competitors in the wireless Internet market in the PRC include Internet portals, such as Sina Corporation and Tencent Technology Limited, as well as independent operators of wireless Internet sites and PRC telecommunications operators who operate their own wireless Internet portals, such as China Mobile. Since there is currently no reliable and accurate third-party monitoring of wireless Internet traffic in the PRC, detailed data of traffic on the major wireless Internet sites are not available.

Intellectual Property and Proprietary Rights

We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition, confidentiality and licensing agreements with our senior officers, clients, partners and others to protect our intellectual property rights. Despite our effort to protect our proprietary rights, we cannot be certain that the steps we have taken will prevent misappropriation of our content or technology, particularly in foreign countries where the relevant laws may not protect our proprietary rights as fully as in the United States. For a description of the regulations applicable to our industry in the PRC, see “— Regulation.”

We have registered KongZhong Network as a commercial website with the SAIC. As a result, no one else may operate a website, whether commercial or otherwise, using the name of KongZhong Network. We also have registered our logo, the KongZhong thumb, and certain of our product names as trademarks in the PRC, and have applied to register our wireless Internet portal logo, the K palm, as a trademark in the PRC. Our trademarks are registered in the name of Beijing AirInbox. In addition, Beijing AirInbox is the registered owner of a number of domain names, the principal ones of which are www.kongzhong.com, www.kongzhong.com.cn, www.kongzhong.net, www.kongzhong.net.cn, www.cota.com.cn, www.cota.cn, ko.cn and Kong.net.

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

In July 2006, we announced plans to reduce our workforce by approximately 15% as a result of the anticipated negative impact of China Mobile’s announcement of its new billing measures. Such plans were completed by September 30, 2006. As of December 31, 2008, we had 772 employees, all in the PRC. The table below sets forth the number of our employees by function as of the end of the periods indicated:

	As of December 31,
	2006		2007		2008
	Number	% of Total	Number	% of Total	Number	% of Total
Sales, marketing and business development	276	34.6%	212	26.4%	152	20%
Customer service	77	9.7%	69	8.6%	65	8%
Product development	371	46.5%	444	55.2%	477	62%
Networking operation	25	3.1%	26	3.2%	26	3%
General and administrative	49	6.1%	53	6.6%	52	7%
Total	798	100.0%	804	100.0%	772	100%

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented through any collective bargaining agreements or by labor unions.

Employee Benefits Plan

Our full-time employees in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require us to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $2,583,427, $646,515 and $404,074 for the years ended December 31, 2006, 2007 and 2008, respectively. The decreases in 2007 and 2008 mainly resulted from the reduction of certain welfare benefits in response to the adverse impacts on our business and financial condition of the new policies adopted by the telecommunications operators since the second half of 2006.

We have granted stock options to our employees pursuant to our KongZhong Corporation 2002 Equity Incentive Plan, or the 2002 Plan, and our KongZhong Corporation 2006 Equity Incentive Plan, or the 2006 Plan, as described in “Item 6 — Directors, Senior Management and Employees — Stock Options.”

Properties

Our principal executive office currently occupies approximately 6,807 square meters of office space in Beijing, the PRC, primarily under leases that will expire in August 2009. In addition, we lease sales offices in 11 provinces throughout the PRC.

Legal Proceedings

We and certain of our Directors, officers and shareholders were named as defendants in six related securities class action lawsuits filed in the United States District Court for the Southern District of New York. These lawsuits were brought on behalf of a putative class of shareholders who purchased or otherwise acquired our ADSs pursuant to our initial public offering between July 9, 2004 and August 17, 2004. The complaints asserted that our prospectus filed with the United States SEC was false and misleading because it failed to disclose certain adverse facts related to sanctions subsequently imposed by China Mobile on us. The complaints alleged violations of Sections 11, 12(a) and 15 of the Securities Act. The court selected the lead plaintiff in these actions, and a consolidated amended complaint was filed with the United States District Court for the Southern District of New York on April 14, 2005. On September 13, 2005, we reached an agreement in principle to settle the action. On November 9, 2005, we entered into a stipulation of settlement pursuant to which the plaintiffs agreed to dismiss with prejudice the class action claims and we agreed to pay $3.5 million into a settlement fund for persons who purchased or sold our ADSs between July 9, 2004 and August 17, 2004. The court approved the settlement at a fairness hearing on April 14, 2006. In the first quarter of 2006, we paid the $3.5 million settlement payment into an escrow account. We believe that we have been in compliance with securities laws and made appropriate and necessary disclosures in our prospectus dated July 9, 2004 at the time of the initial public offering. We agreed to this settlement solely to avoid the expense, distraction and uncertainty associated with continued litigation without admitting any fault, liability or wrongdoing.

Despite our effort to comply with the intellectual property rights of third parties, we cannot be certain that we have not, and will not, infringe on the intellectual property rights of others, which may subject us to legal proceedings and claims in the ordinary course of our business from time to time. Such legal proceedings or claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. In addition, we may also initiate litigation to protect our intellectual property rights. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.”

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

In September 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either infrastructure telecommunications businesses or value-added telecommunications businesses, with WVAS classified as value-added telecommunications businesses. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in the PRC.

In December 2001, in order to comply with the PRC’s commitments with respect to its entry into the WTO, the State Council promulgated the 2001 Telecom FIE Rules. In September 2008, the State Council promulgated the Decree of the State Council No. 534 to amend certain provisions of the 2001 Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate capital contribution ratio of the foreign investor(s) in a foreign-funded telecommunications enterprise that provides value-added telecommunications services shall not exceed 50%. In addition, all principal investors in such an enterprise must themselves be telecommunications operators. Pursuant to the Foreign Investment Industrial Guidance Catalogue, as of October 31, 2007, the permitted foreign investment ratio of value-added telecommunications services is no more than 50%. To comply with these PRC regulations, we conduct substantially all of our operations through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang, which are wholly-owned by PRC citizens or entities and incorporated in the PRC. We do not have any equity interests in these operating companies, but instead enjoy the economic benefits of these operating companies through a series of contractual arrangements, which we and our wholly-owned subsidiaries, KongZhong Beijing and Beijing Anjian Xingye, have entered into with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang and their respective shareholders as described in “— Our Corporate Structure” and “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.” In the opinion of King & Wood, our PRC legal counsel, the ownership structures of, and each of our contractual agreements with, these operating companies comply with all existing PRC laws and regulations, including the Telecom FIE Rules.

In July 2006, the MII issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business. In the circular, the MII reiterated the existing regulations regarding foreign investment in telecommunications business, which require foreign investors to set up foreign-invested enterprises and obtain an ICP license in order to conduct any value-added telecommunications business in the PRC. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in the PRC. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business shall be owned by the local ICP license holder or its shareholders. This circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to the lack of further necessary interpretation from the regulator, it remains unclear what impact the above circular will have on us or other PRC Internet companies that have adopted the same or similar corporate and contractual structures as ours.

In addition to the regulations promulgated by the central PRC government, some local governments have also promulgated local rules applicable to Internet or other value-added telecommunications companies operating within their respective jurisdictions. In Beijing, the Beijing Municipal Administrative Bureau of Industry and Commerce, or the Beijing AIC, has promulgated a number of Internet-related rules. In 2000, the Beijing AIC adopted the Administrative Rules on Filing Commercial Websites, which require owners of the domain names of commercial websites located within Beijing to file their website names and commercial websites with the Beijing AIC.

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

Each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT and BJXR has a telecommunications and information services operating license for their Internet content businesses from the Beijing Telecommunications Administration Bureau. These licenses are subject to standard annual reviews.

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

Each of Beijing AirInbox and Beijing Boya Wuji has obtained a value-added telecommunications business operation permit in order to operate wireless value-added businesses in Beijing. Each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang has obtained a nationwide value-added telecommunications license from the MII in order to provide services in multiple provinces, autonomous regions and municipalities. These licenses are subject to standard annual review.

Regulation of Internet Culture Activities

On May 10, 2003, the Ministry of Culture of the PRC promulgated the Interim Provisions on the Administration of Internet Culture, or the Internet Culture Measures, which became effective as of July 1, 2003. On July 1, 2004, the Ministry of Culture promulgated the Decision of the Ministry of Culture on Amending the Interim Provisions on the Administration of Internet Culture, or the Amendment Decision. The Internet Culture Measures and the Amendment Decision require Internet content providers that engage in Internet culture activities to obtain an Internet culture business operations license from the Ministry of Culture in accordance with the Internet Culture Measures and the Amendment Decision. The term “Internet culture activities” is defined in the Internet Culture Measures and the Amendment Decision as activities in connection with the provision of Internet cultural products and services, which mainly include: (1) producing, reproducing, importing, selling (either on a wholesale or retail basis), leasing or broadcasting Internet cultural products; (2) publishing cultural products on the Internet or distributing cultural products through the Internet to such consumer electronics as computers, fixed telephones, mobile phones, radios, television sets and video game machines for consumption by Internet users; and (3) holding exhibitions of and competitions involving Internet cultural products.

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

As part of our non-telecommunications operator marketing activities, we have developed integrated marketing campaigns with traditional media companies and multinational corporations through certain cross-selling effort with these companies. Beijing AirInbox has applied to the Beijing AIC to amend its business license to specify that the mobile advertising business is a permitted business activity and Beijing AIC has informed Beijing AirInbox that this is not necessary because Beijing AirInbox’s business license already permits it to undertake the mobile advertising activities that it presently conducts. We cannot assure you that the SAIC or Beijing AIC will not require Beijing AirInbox to obtain an advertising permit from the Beijing AIC and specifically mention advertising activities as a permitted business in its business license in the future. In such an event, failure to comply could result in penalties including being banned from engaging in online advertising activities, confiscation of illegal earnings and fines.

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

Regulation of Internet-Based Audio-Video Programming Services

On December 20, 2007, the SARFT and the MII jointly promulgated the Internet-based Audio-video Regulations, which became effective as of January 31, 2008. The Internet-based Audio-video Regulations are applicable to the public dissemination of Internet-based, including wireless Internet-based, audio-video programming services within the territory of the PRC. Activities covered by the Internet-based Audio-video Regulations include producing, compiling, integrating and public dissemination over the Internet of audio or video programs, as well as aiding others to upload and disseminate such programs.

Providers of Internet-based Audio-video programming services are required to obtain the Internet-based Audio-video License or complete registration procedures as required in the Internet-based Audio-video Regulations.

Pursuant to the Internet-based audio-video Regulations, such provider must:

•	be a limited liability company that is either wholly-owned or majority-controlled by the state, without any violation of law or regulation within three years before the application date;

•	have measures that ensure the safe dissemination of audio-video programs and protect against security breaches;

•	have audio-video programming resources that are appropriate for their businesses and in compliance with laws and regulations;

•	possess technical competence, network resources and lawful funds that are appropriate for their businesses;

•	retain professionals who are appropriate for their businesses, and its major investors and operators did not violate any law or regulation within three years before the application date;

•	have network technical designs that comply with laws and regulations and industry standards and guidance;

•	be in compliance with plans, layouts and business guidelines issued by the departments in charge of radio, film and television operations under the State Council; and

•	be in compliance with laws and administrative regulations.

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

Regulation of Foreign Exchange Control

The principal regulations governing foreign exchange in the PRC are the Foreign Exchange Control Regulations (Amended in 2008) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations (1996), or together, the Exchange Regulations. Under the Exchange Regulations, the Renminbi is freely convertible into foreign exchange for current account items, including the distribution of dividends. Conversion of Renminbi for capital account items, such as direct investment, loans, security investment and repatriation of investment, however, is still subject to the approval of SAFE.

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

A number of terms and provisions in Notices 75 and 106 remain unclear. Because of uncertainty over how Notices 75 and 106 will be interpreted and implemented, we cannot predict how they will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as remitting dividends and foreign currency-denominated borrowings, may be subject to compliance with requirements of Notices 75 and 106 by the PRC resident holders of our ordinary shares and ADSs. Despite our effort to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related foreign exchange regulations. In particular, we cannot assure you that we will be able to cause all the present or prospective PRC resident holders of our ordinary shares or ADSs to comply with all SAFE regulations. A failure by the PRC resident holders of our ordinary shares or ADSs to comply with Notices 75 and 106 or our inability to secure required approvals or registrations may subject us to fines or legal sanctions, limit our subsidiaries’ ability to make distributions or pay dividends, restrict our overseas or cross-border investment activities or affect our ownership structure, any of which could affect our business and prospects.

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

Overview

We are one of the leading providers of WVAS and mobile games to mobile phone users and a wireless media company providing news, content, community and mobile advertising services through our wireless Internet sites in the PRC. We provide interactive entertainment, media and community services through multiple technology platforms to mobile phone users. We offer a range of data and voice services through 2G technology platforms, including SMS, IVR and CRBT. We also provide a range of our services through 2.5G technology and operating platforms, including WAP, MMS and Java™, which offer higher quality graphics, richer content and interactivity compared to 2G wireless services. With the development of 3G services in the PRC, we plan to offer services tailored to 3G technology platforms in the future.

In addition, we maintain wireless Internet sites, including Kong.net, which we launched in 2004, Ko.cn, which we launched in 2007, and cn.NBA.com, which we launched in 2007 with the NBA and have operated for the NBA. Through our wireless Internet sites, we offer news, community, games and other interactive media and entertainment services to our customers free of charge. Our mobile advertising product offerings primarily consist of text-link, banner and button advertisements that appear on the pages of Kong.net, Ko.cn and cn.NBA.com.

We were incorporated under the laws of the Cayman Islands on May 6, 2002. Our revenues for the year ended December 31, 2008 were $96.7 million, whereas our revenues for the year ended December 31, 2007 were $74.0 million. Our net loss for the year ended December 31, 2008 was $20.7 million, compared to a net income of $2.8 million for the year ended December 31, 2007.

We have devoted significant resources to product development in order to analyze consumer demands and to expand the range of our service offerings to attract new customers and increase usage among our existing customers. Although we reduced the size of our product development team in 2006 in response to a decline in our revenues following China Mobile’s change in customer billing policies, we expanded our product development team in 2007 and continued to do so in 2008. In addition, we have endeavored to increase our product development efficiency by coordinating it more closely with sales and marketing. In this way, our product developers can align their effort more closely with market trends.

We have also committed significant resources since our founding to building our sales and marketing team, which we believe has been crucial in promoting our brand and placing our services in the hands of users by building our relationships with telecommunications operators and other distribution channels. Our sales and marketing team consisted of 155 persons in 26 provinces as of December 31, 2005, increased to 276 persons in 27 provinces as of December 31, 2006, primarily as the result of our acquisition of Sharp Edge, and consisted of 212 persons in 27 provinces as of December 31, 2007. In 2008, we focused on enhancing the efficiency and productivity of our sales and marketing team by recruiting more experienced staff, while reducing the headcount to 152 persons in 27 provinces as of December 31, 2008.

We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of their development, particularly in new and rapidly evolving markets such as the WVAS, mobile games, wireless Internet and mobile advertising markets.

The major factors affecting our results of operations and financial condition include:

•	growth of the WVAS, mobile games, wireless Internet and mobile advertising markets in the PRC;

•
change in the number, scope and terms of our cooperation arrangements with the telecommunications operators, content providers, mobile handset manufacturers, mobile handset distributors and other key players in the PRC’s mobile telecommunications industry;

•	changes in government or telecommunications operator regulatory policies;

•
development of competing services from China Mobile, other PRC telecommunications operators and other enterprises in the PRC WVAS, mobile games, wireless Internet market and mobile advertising markets;

•	technological advancement of the mobile telecommunications market, including the adoption of 2.5G, 3G and subsequent standards of mobile handsets and networks, in the PRC;

•	attractiveness and variety of our products and services;

•	our product development effort to capitalize on market opportunities; and

•	effectiveness of our marketing and promotional activities.

In order to reduce the risk that our results of operations and financial conditions will be overly dependent upon, and disproportionately impacted by, any particular service offering, technology platform or telecommunications operator, we have sought to broaden the range of our services, expand our distribution channels, cultivate new relationships with telecommunications operators, and develop our wireless Internet sites, including Kong.net and Ko.cn, which are less dependent on the telecommunications operators. Meanwhile, we are also building our relationships with China Unicom and China Telecom in order to broaden the base of our operations.

In May 2008, the PRC government announced its policy initiative to restructure the PRC telecommunications industry, and a series of related transactions were completed in 2008. In addition, a 3G license was issued to each of China Mobile, China Unicom and China Telecom. While we are currently assessing the impact that this restructuring may have on us, potential changes in the telecommunications industry in the PRC could impact our relationship with telecommunications operators and thus have a material adverse effect on our business and results of operations. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business —We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.”

Prior to 2008, we operated in two segments, WVAS and WIS. As our mobile games business grows, it has required separate management in respect of decision making, allocation of resources and assessment of performance. We anticipate that mobile games could provide significant contributions to our future revenues. As a result, we started to have three operating segments in 2008, WVAS, mobile games and WIS. The segment reports for 2006 and 2007 have been restated.

Revenues

The following table sets forth the historical consolidated revenues attributable to services derived from the WVAS, mobile games and WIS segments in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2006		2007		2008
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
WVAS	$103,974.2	97.4%	$70,178.8	94.8%	$86,911.7	89.9%
Mobile games	2,506.0	2.3%	2,835.9	3.8%	7,743.3	8.0%
WIS	289.0	0.3%	1,002.2	1.4%	2,034.7	2.1%
Total	$106,769.2	100.0%	$74,016.9	100.0%	$96,689.7	100.0%

The following table sets forth the historical consolidated revenues attributable to services derived from each of our 2G and 2.5G technology platforms in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2006		2007		2008
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
2G services
SMS	$43,308.8	40.6%	$31,339.9	42.3%	$42,228.8	43.7%
IVR	6,443.5	6.0%	10,047.9	13.6%	10,312.7	10.7%
CRBT and others	4,933.0	4.6%	4,983.8	6.7%	8,711.7	9.0%
Total	54,685.3	51.2%	46,371.6	62.6%	61,253.2	63.4%
2.5G services
WAP	$26,154.2	24.5%	$10,554.2	14.3%	$8,994.1	9.3%
MMS	23,134.7	21.7%	13,253.0	17.9%	16,664.4	17.2%
Total	$49,288.9	46.2%	$23,807.2	32.2%	$25,658.5	26.5%
Total WVAS revenues	$103,974.2	97.4%	$70,178.8	94.8%	$86,911.7	89.9%

WVAS Revenues

Prior to 2004, we generated all of our revenues from fees paid by mobile phone users who use our services through China Mobile’s network. Starting from 2004, we began to cooperate with China Unicom, China Netcom and China Telecom and receive revenues from services provided on their networks. In January 2006, we acquired Sharp Edge, which derived most of its revenues from China Unicom, China Netcom and China Telecom. The revenues we derived from these three telecommunications operators amounted to 23%, 25% and 24% of our total revenues during each of the years ended December 31, 2008, 2007 and 2006, respectively, compared to 5% of our total revenues during the year ended December 31, 2005. Some of our contracts are with the telecommunications operator parent companies and are nationwide, while other contracts are with the respective operators’ provincial subsidiaries. Users in the coastal provinces of the PRC constitute the most significant portion of our customer base. As a result, we allocate additional resources to these provinces, including maintaining sales offices in most of these provinces.

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

Since the second half of 2004, China Mobile and its provincial subsidiaries have been gradually implementing a series of policies designed to improve customer service and satisfaction. These policies include:

•	not recognizing revenues to us and other service providers for MMS messages that cannot be delivered because of network or handset problems,

•	canceling monthly subscriptions of customers who have not accessed their WVAS subscriptions for a certain period of time,

•	implementing more complicated procedures for customers to confirm new subscriptions to certain WVAS, and

•	removing from subscriber lists those customers who fail to pay China Mobile or the provincial subsidiaries, or who cannot be billed because they use pre-paid telecommunications service cards.

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

As a result of these new measures, monthly subscriptions no longer account for the majority of our WVAS revenues. Also mainly because of these new measures, our WVAS revenues in 2007 decreased to $70.2 million from $104.0 million in 2006.  However, as a result of our ongoing effort in developing and promoting our services, our WVAS revenues in 2008 increased to $86.9 million from $70.2 million in 2007.

We cannot assure you that China Mobile or other PRC telecommunications operators will not introduce additional requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of our WVAS, notifications to customers, the billing of customers or other consumer-protection measures, or adopt other policies that may require significant changes in the way we promote and sell our WVAS and do business, any of which new requirements or policies could have a material adverse effect on our financial condition and results of operations. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us may result in lower revenues or additional costs for us and materially adversely affect our business operation, financial condition or results of operations.”

Mobile Games Revenues

Mobile games revenues include revenues from mainly two types of games, the traditional downloadable games, such as those on the Java™ platform, and the online mobile games under the massively multiplayer online role-playing game, or MMORPG, model. As a result of our effort in developing our mobile games business, decreases in 2.5G data tariffs and the increased penetration of higher-end handsets capable of playing mobile games, our mobile games revenues increased to $7.7 million in 2008 from $2.8 million in 2007 and $2.5 million in 2006.

Revenues from downloadable mobile games accounted for 100%, 100% and 80% of our total mobile games revenues in 2006, 2007 and 2008, respectively. In 2008, revenues from online mobile games were derived mainly from one game, Tian Jie (Reincarnation) On-line. We plan to diversify the offerings of our mobile games and expect our mobile games revenues to continue to increase in 2009, both in absolute terms and as a percentage of our total revenues, as we continue to intensify our product development effort and expand our distribution channels.

WIS Revenues

WIS revenues include mainly mobile advertising revenues, which are generated from advertisements placed on Kong.net, Ko.cn and cn.NBA.com. As a result of our effort in developing more attractive features and content on our wireless Internet sites and decreases in 2.5G data tariffs, which in turn resulted in increased traffic to our wireless Internet sites, our mobile advertising revenues increased to $1.9 million in 2008 from $0.9 million in 2007 and $0.3 million in 2006. We expect our mobile advertising revenues to continue to increase in 2009 as we continue our effort in developing more attractive features and content on our wireless Internet sites. In addition, in 2009 we plan to complement our mobile advertising business by offering paid services such as mobile games and virtual items to Kong.net users.

Cost of Revenues

Our cost of revenues includes WVAS cost of revenues, mobile games cost of revenues and WIS cost of revenues.

WVAS Cost of Revenues

Our WVAS cost of revenues includes the following:

•
Service fees payable by us to the telecommunications operators. In the case of China Mobile and its subsidiaries, service fees are generally 15% of the revenues with an additional 15% when the China Mobile operator provides customer services for us or an additional 35% when the China Mobile operator provides a package of customer services, marketing and promotional services for us. In the case of China Unicom and China Telecom, service fees are in the range of 15%-52%, varying according to the service platform. We are not obligated to pay the service fees to the telecommunications operators if the customers cannot be billed or do not pay the telecommunications operators;

•
Net transmission charges payable by us to the telecommunications operators, calculated as the number of messages we send to customers in any given month, minus the number of messages we receive from customers regarding our services in that month, multiplied by a per-message transmission fee. We are obligated to pay the telecommunications operators the net transmission charges even if the customers cannot be billed or do not pay the telecommunications operators;

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

Our total WVAS cost of revenues for the years ended December 31, 2008, 2007 and 2006 was $47.0 million, $34.4 million and $45.9 million, respectively. As a percentage of our WVAS revenues, our WVAS cost of revenues for the years ended December 31, 2008, 2007 and 2006 was 48.6%, 46.5% and 43.0%, respectively. During the year ended December 31, 2008, as a percentage of our WVAS cost of revenues, service fees to the telecommunications operators represented 38.4%, payments to handset manufacturers represented 28.1%, net transmission charges to the telecommunications operators represented 4.0%, payments to content providers represented 15.5%, payment to other cooperation partners represented 6.7% and bandwidth leasing charges, depreciation and other facility costs represented 7.3%.

Our WVAS cost of revenues increased in 2008 as a result of an increase in the volume of our services and the related revenues. As our overall WVAS revenues increased, the amount that we paid to telecommunications operators in service fees and net transmission charges also increased. The service fees that we paid to other business partners, including mobile handset manufacturers and media partners, also grew as we sought to diversify our non-operator distribution channels and as revenues of WVAS delivered through non-operator partners increased as a percentage of our total WVAS revenues.

As part of our business strategy, we intend to continue to pursue more cooperation arrangements with business partners such as handset manufacturers because such arrangements make it easier for customers to access our products and services and are a cost-effective way to increase our market share as compared to traditional advertising. However, because we generally pay higher rates of service fees, in terms of percentages of revenues generated from cooperation arrangements, to such business partners than those paid to telecommunications operators, this strategy may result in a decrease in our gross profit margin.

Mobile Games Cost of Revenues

Our mobile games cost of revenues consists mainly of service fees and net transmission charges to the telecommunications operators, payments to content providers for the use of their content and bandwidth leasing charges.

Total mobile games cost of revenues for the years ended December 31, 2008, 2007 and 2006 was $3.5 million, $1.4 million and $1.3 million, respectively. The increase in 2008 resulted largely from an increase in our overall mobile games business and associated service fees paid to telecommunications operators. To a lesser extent, the increase was also due to an increase in the payments to content providers and licensors and higher bandwidth leasing charges associated with our online mobile games.

We intend to develop internally the majority of our mobile games because such games tend to have lower cost of revenues. However, in order to expand our mobile games business and increase our market share, we also plan to actively identify quality mobile games to be purchased or licensed from third parties.

WIS Cost of Revenues

Our WIS cost of revenues includes mainly depreciation, facility maintenance and commissions paid to the advertising sales team for generating mobile advertising revenues.

Total WIS cost of revenues for the years ended December 31, 2008, 2007 and 2006 was $1.1 million, $0.7 million and $0.5 million, respectively.

The increases from 2006 to 2007 and from 2007 to 2008 mainly resulted from increases in our WIS business and related revenues. We expect our WIS cost of revenues to increase in 2009 as our WIS business continues to grow.

Operating Expenses

Our operating expenses include product development, sales and marketing and general and administrative expenses.

The following table sets forth the historical consolidated operating expenses data in terms of amount and as a percentage of our revenues for the periods indicated:

	For the year ended December 31,
	2006		2007		2008
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Product development	$12,026.2	11.3%	$12,535.2	16.9%	$15,180.8	15.7%
Sales and marketing	16,755.2	15.7%	18,094.2	24.4%	21,338.9	22.1%
General and administrative	9,105.2	8.5%	7,221.0	9.8%	11,640.0	12.0%
Provision for impairment of goodwill and intangibles	—	—	—	—	21,623.3	22.4%
Total	$37,886.6	35.5%	$37,850.4	51.1%	$69,783.0	72.2%

Product Development Expenses

Our product development expenses consist primarily of compensation and benefits for our product development team. Our product development expenses for the years ended December 31, 2008, 2007 and 2006 were $15.2 million, $12.5 million and $12.0 million, respectively. We expect our product development expenses to increase in 2009 because we plan to continue increasing our effort to develop our wireless Internet sites and mobile games.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of expenses associated with sponsoring promotional events and compensation and benefits for our sales, marketing and customer service teams. Our sales and marketing expenses for the years ended December 31, 2008, 2007 and 2006 were $21.3 million, $18.1 million and $16.8 million, respectively. We expect our sales and marketing expenses to continue to increase in 2009 because we plan to continue increasing our effort to promote our wireless Internet sites and mobile games.

General and Administrative Expense

Our general and administrative expenses consist primarily of business taxes, compensation and benefits for general management, finance and administrative personnel, professional fees and other office expenses. Our general and administrative expenses for the years ended December 31, 2008, 2007 and 2006 were $11.6 million, $7.2 million and $9.1 million, respectively. We expect our general and administrative expenses to increase if our business grows in future periods because higher revenues will incur higher business taxes and we may incur more expenses relating to employee compensation.

Provision for Impairment of Goodwill and Intangible

As of December 31, 2008, the fair value of the goodwill in our WVAS segment had decreased significantly, mainly due to the rapid deterioration of the global capital markets and, as a result, the significant drop in our market capitalization. A goodwill test in the third quarter of 2008 found that the goodwill in the WVAS segment was impaired, thus necessitating a charge of $21,623,279. We re-evaluated the goodwill impairment during our annual goodwill impairment test in December 2008 and determined that there was no additional goodwill impairment as of December 31, 2008.

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

In 2007 and 2008, estimated revenues generally accounted for less than 5% of our reported quarterly revenues and less than 1% of our reported annual revenues. Our estimates are based on:

•	our internal data management system;

•	our past experience; and

•	our verbal communications with the telecommunications operators.

We internally tabulate the value of a WVAS that we have provided based in part on delivery confirmations sent to us by the networks of the PRC telecommunications operators with respect to each delivery of our services to a user within 72 hours of delivery. We record these confirmations in our internal data management system. There has historically been a discrepancy between the value that we estimate and the value that we are entitled to receive based on the monthly statements provided by the telecommunications operators. This discrepancy varies across different technology platforms and arises for various reasons, including the following:

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

In addition, the telecommunications operators remit to us amounts net of an allowance they have made for the doubtful debts in respect of the amounts due to us from our customers. They also net their fees for the services they provide to us, including billing and collection services, and net transmission charges from their remittances to us. Certain telecommunications operators do not provide an itemized analysis of their remittances and we are therefore unable to determine what allowance, if any, for doubtful or bad debts should be recorded for our services delivered through such telecommunications operators. Accordingly, recognition of revenues is based upon the amounts reported on the telecommunications operators’ monthly statements to us, which are net of doubtful debts and represent the amounts we reasonably believe will be collected.

Because of the factors set out above, we would multiply our internal tabulation of expected revenues from telecommunications operators from whom we have not received monthly statements by a realization factor applicable to the relevant telecommunications operator and service and determined according to the average discrepancy over the previous 12 months between our internal tabulations of expected revenues and the actual revenues based on the monthly statements. In addition, our employees verbally communicate with the telecommunications operators’ billing personnel regarding the estimated revenues for the period in question. We may or may not get additional comfort from such verbal communications. We endeavored to reduce the discrepancy between our revenue estimates and the revenues calculated by telecommunications operators and their subsidiaries. We cannot assure you that our effort will be successful.

In 2008, the average time from our receipt of statements from the telecommunication operators until they paid us the amounts due under such statements was approximately 62 days. We cannot assure you that our period to collect accounts receivables will not increase in the future.

We evaluate our cooperation arrangements with the telecommunications operators to determine whether to recognize our revenues on a gross basis or net of the service fees and net transmission charges paid to the telecommunications operators. Our determination is based upon an assessment of whether we act as a principal or agent when providing our services. We have concluded that we act as principal in the arrangement. Factors that support our conclusion mainly include:

•	we are the primary obligor in the arrangement;

•	we are able to establish prices within price caps prescribed by the telecommunications operators to reflect or react to changes in the market;

•	we determine the service specifications of the services we will be rendering;

•	we are able to control the selection of our content suppliers; and

•
the telecommunications operators usually will not pay us if users cannot be billed or if users do not pay the telecommunications operators for services delivered and, as a result, we bear the delivery and billing risks for the revenues generated with respect to our services.

Based on these factors, we believe that recognizing revenues on a gross basis is appropriate. However, as noted above, our reported revenues are net of bad debt charges that have been deducted by the telecommunications operators.

We generate revenues from offering two kinds of mobile games, downloadable mobile games and online mobile games. Downloadable games are delivered and the related revenues are recognized in the same manner as our WVAS. Our online mobile games are generally free of charge for mobile phone users. We recognize revenues when we deliver the merchandise or premium features embedded in the games that users purchase to enhance their gaming experience.

WIS is delivered through our wireless Internet portals such as Kong.net. As long as the collection of fees appears probable, we recognize advertising revenues associated with those sites on a pro rata basis over the period during which advertisements are displayed on the sites.

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

Starting from January 1, 2006, we adopted SFAS 123(R) to account for share-based compensation. We have used the modified prospective transition method and therefore have not restated the results from prior periods.

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

Goodwill

In December 2006, 2007 and 2008, we performed annual impairment assessments of the carrying value of the goodwill recorded in connection with various acquisitions as required under Statement of Financial Accounting Standards No. 142, or SFAS 142, “Goodwill and Other Intangible Assets.” In accordance with SFAS 142, we compared the carrying value of each of our reporting units that existed at those times to their estimated fair value. In December 2006, December 2007 and December 2008, we had one, two and three reporting units, respectively, as determined and identified in accordance with SFAS 142. We estimated the fair values of our reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit were based on discrete four year financial forecasts developed by our management for planning purposes. Cash flows beyond the four-year forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each identified reporting unit and considered long-term earnings growth rates for publicly-traded peer companies. Specifically, the income approach valuations included reporting unit cash flow discount rate of 24.5% and terminal value growth rate of 3%. Publicly-available information regarding the market capitalization of our company was also considered in assessing the reasonableness of the cumulative fair values of our reporting units estimated using the discounted cash flow methodology.

In estimating the fair value of a reporting unit, based on a present value of estimated future cash flow method, we have taken into consideration the overall and industry-specific economic conditions and trends, market risk and historical financial information of our company. Major management assumptions adopted in a goodwill impairment test in 2008 were as follows:

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

We perform goodwill assessment for each reporting unit level at least once a year. We have two reporting units, the WVAS segment and mobile games segment, that have a significant amount of goodwill. In 2008, the fair value of the goodwill in our WVAS segment had decreased significantly, mainly due to the rapid deterioration of the global capital markets and, as a consequence, the significant drop in our market capitalization. A goodwill test in the third quarter of 2008 found that the goodwill in the WVAS segment was impaired, thus necessitating a charge of $21,623,279. We re-evaluated the goodwill impairment during our annual goodwill impairment test in December 2008 and determined that there was no additional goodwill impairment as of December 31, 2008.

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

In June 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We have adopted FIN 48 since January 1, 2007. The adoption of FIN 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on our accounting for income taxes for the years ended December 31, 2007 and 2008. We did not incur any interest or penalties related to potential underpaid income tax expenses, and also do not expect to have a significant increase or decrease on the unrecognized tax benefits within 12 months from December 31, 2008.

Recently Issued Accounting Standards

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, or SFAS 157, “Fair Value Measurements.”  Effective January 1, 2008, our company adopted the measurement and disclosure requirements contained in SFAS 157 other than those requirements related to nonfinancial assets and liabilities in accordance with guidance from FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of fiscal year 2009. Our company does not believe that the adoption of SFAS 157 for nonfinancial assets and liabilities would have a significant effect on our consolidated financial position or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standard No. 141R, or SFAS 141R, “Business Combination,” to improve reporting and creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. Our company does not believe that the adoption of SFAS 141R would have a significant effect on our consolidated financial position or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, or SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements,” to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Our company does not believe that the adoption of SFAS 160 would have a significant effect on our consolidated financial position or results of operations.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, or FSP 142-3, “Determination of the Useful Life of Intangible Assets.” FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in the FSP 142-3 shall be applied prospectively to intangible assets acquired after the effective date. Our company does not believe that the adoption of FSP 142-3 would have a significant effect on our consolidated financial position or results of operations.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by its Emerging Issues Task Force in Issue No. 08-6, or EITF 08-6, “Equity Method Investment Accounting Considerations.” Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS 141R and SFAS 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. Our company does not believe that the adoption of EITF 08-6 would have a significant effect on our consolidated financial position or results of operations.

In November 2008, the FASB ratified Emerging Issue Task Force Issue No. 08-7, or EITF 08-7, “Accounting for Defensive Intangible Assets.” EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting which should be amortized to expense over the period the asset diminished in value. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141R and SFAS 157. EITF 08-7 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Our company does not believe that the adoption of EITF 08-7 would have a significant effect on our consolidated financial position or results of operations.

In April 2009, the FASB issued FASB Staff Position FAS 115-2/FAS 124-2, or FSP 115-2/124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” FSP 115-2/124-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. FSP 115-2/124-2 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FSP 115-2/124-2 will be effective on April 1, 2009. It does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FSP 115-2/124-2 requires comparative disclosures only for periods ending after initial adoption. Our company does not believe that the adoption of FSP 115-2/124-2 would have a significant effect on our consolidated financial position or results of operations.

In April 2009, the FASB issued FASB Staff Position FAS 157-4, or FSP 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157, when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. FSP 157-4 will be effective on April 1, 2009 and will be applied prospectively. It does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FSP 157-4 requires comparative disclosures only for periods ending after initial adoption. Our company does not believe that the adoption of FSP 157-4 would have a significant effect on our consolidated financial position or results of operations.

Results of Operations

Year ended December 31, 2008 compared to year ended December 31, 2007

The following table sets forth, for the periods presented, certain data from our consolidated results of operations. This information should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this annual report.

	For the year ended December 31,
	2006		2007		2008
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Revenues
2G(1) and others	$54,685.3	51.2%	$46,371.6	62.6%	$61,253.2	63.4%
2.5G(2)	49,288.9	46.2%	23,807.2	32.2%	25,658.5	26.5%
WVAS	103,974.2	97.4%	70,178.8	94.8%	86,911.7	89.9%
Mobile games(3)	2,506.0	2.3%	2,835.9	3.8%	7,743.3	8.0%
WIS	289.0	0.3%	1,002.2	1.4%	2,034.7	2.1%
Total revenues	106,769.2	100.0%	74,016.9	100.0%	96,689.7	100.0%
Cost of revenues
WVAS	(45,863.4)	(43.0%)	(34,440.3)	(46.5%)	(46,985.5)	(48.6%)
Mobile games	(1,266.0)	(1.2%)	(1,375.9)	(1.9%)	(3,479.8)	(3.6%)
WIS	(536.0)	(0.5%)	(679.4)	(0.9%)	(1,147.3)	(1.2%)
Total cost of revenues	(47,665.4)	(44.6%)	(36,495.6)	(49.3%)	(51,612.5)	(53.4%)
Gross profit (loss)
WVAS	58,110.8	54.4%	35,738.5	48.3%	39,926.3	41.3%
Mobile games	1,240.0	1.2%	1,460.0	2.0%	4,263.5	4.4%
WIS	(247.0)	(0.2%)	322.9	0.4%	887.4	0.9%
Total Gross profit	59,103.8	55.4%	37,521.4	50.7%	45,077.2	46.6%
Operating expenses:
Product development	(12,026.2)	(11.3%)	(12,535.2)	(16.9%)	(15,180.8)	(15.7%)
Sales and marketing	(16,755.2)	(15.7%)	(18,094.2)	(24.4%)	(21,338.9)	(22.1%)
General and administrative	(9,105.2)	(8.5%)	(7,221.0)	(9.8%)	(11,640.0)	(12.0%)

	For the year ended December 31,
	2006		2007		2008
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Goodwill impairment loss	—	—	—	—	(21,623.3)	(22.4%)
Total operating expenses	(37,886.6)	(35.5%)	(37,850.4)	(51.1%)	(69,783.0)	(72.2%)
Income (loss) from operations	21,217.2	19.9%	(329.1)	(0.4)%	(24,705.8)	(25.6%)
Other expense, net	(49.1)	(0.0%)	—	—	—	—
Interest income, net	3,866.9	3.6%	3,810.0	5.1%	4,897.4	5.1％
Gain on sales of investment	1,240.8	1.2%	207.6	0.3%	-	—
Income before tax expense	26,275.8	24.6%	3,688.5	5.0%	(19,808.4)	(20.5%)
Income tax	1,584.2	1.5%	856.8	1.2%	851.9	0.9%
Net (loss) income	$24,691.6	23.1%	$2,831.7	3.8%	$(20,660.3)	(21.4%)

(1)	Includes SMS, IVR and CRBT. We began to provide SMS, IVR and CRBT services on a paid basis in July 2002, December 2003 and October 2003, respectively.

(2)	Includes WAP and MMS. We began to provide WAP and MMS services on a paid basis in September 2002 and April 2003, respectively.

(3)	Includes downloadable mobile games and online mobile games. We began to provide downloadable mobile games and online mobile games on a paid basis in May 2002 and August 2007, respectively.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenues. Our WVAS revenues increased to $96.7 million in 2008 from $74.0 million in 2007. The increase in our WVAS revenues was primarily due to our effort in developing and promoting our 2G services. Our 2.5G revenues increased by 7.8% to $25.7 million in 2008 from $23.8 million in 2007 and our 2G revenues increased by 32.1% to $61.3 million in 2008 from $46.4 million in 2007.

Our mobile games revenues increased to $7.7 million in 2008 from $2.8 million in 2007 primarily due to our effort in developing our mobile games business in 2008.

Our WIS revenues increased to $2.0 million in 2008 from $1.0 million in 2007 primarily due to our continuing effort in developing our wireless Internet sites.

Cost of Revenues. Our WVAS cost of revenues increased to $47.0 million in 2008 from $34.4 million in 2007. The increase was mainly due to an increase in the amount that we paid to the PRC telecommunications operators in service fees and transmission charges as our WVAS revenues increased.

Our mobile games cost of revenues increased to $3.5 million in 2008 from $1.4 million in 2007 mainly due to an increase in the volume of our mobile games business.

Our WIS cost of revenues increased to $1.1 million in 2008 from $0.7 million in 2007 mainly due to an increase in the volume of our WIS business.

Gross Profit. Our WVAS gross profit in 2008 increased from 2007 primarily due to the increase in the volume of our services and related revenues. We achieved a gross profit of $39.9 million in 2008, compared to $35.7 million in 2007. Our WVAS gross profit as a percentage of total revenues decreased to 41.3% in 2008 from 48.3% in 2007 in part due to an increase in the percentage of revenues derived from 2G services, which have a lower gross profit margin. Our WVAS gross profit margin decreased also because we paid a higher percentage of our revenues to the mobile handset manufacturers, content providers and other business partners in 2008 as compared to 2007.

Our mobile games gross profit increased to $4.3 million in 2008 from $1.5 million in 2007 primarily due to an increase in the volume of our mobile games business and related revenues.

Our WIS gross profit increased to $0.9 million in 2008 from $0.3 million in 2007 primarily due to an increase in the volume of our WIS business and related revenues.

Operating Expenses. Our operating expenses increased to $69.8 million in 2008, which includes the $21.6 million provision for the impairment of goodwill, from $37.9 million in 2007.

Our product development expenses increased to $15.2 million in 2008 from $12.5 million in 2007 primarily due to increased employee compensation, office rental and expenses connected to the development of our wireless Internet sites and our mobile games business. Product development expenses as a percentage of our total revenues decreased to 15.7% in 2008 from 16.9% in 2007. The number of our product development employees increased to 477 as of December 31, 2008 from 444 as of December 31, 2007.

Our sales and marketing expenses increased to $21.3 million in 2008 from $18.1 million in 2007 as a result of increased sales and marketing expenditures in promoting the KongZhong brand and marketing our wireless Internet sites and increased expenses in connection with the promotion of our WAP services. As a result of our effort to improve efficiency by recruiting more experienced staff, our sales and marketing team decreased to 152 employees as of December 31, 2008 from 212 employees as of December 31, 2007, and our customer service team decreased to 65 employees as of December 31, 2008 from 69 employees as of December 31, 2007.

Our general and administrative expenses increased by $4.4 million to $11.6 million in 2008 from $7.2 million in 2007. The increase was primarily due to an increase in business taxes as a result of our increased revenues and our foreign exchange loss resulting from the depreciation of the value of euro, in which a portion of our cash and cash equivalents were denominated, against U.S. dollar, our reporting currency. Our general and administrative staff consisted of 52 employees as of December 31, 2008, compared to 53 employees as of December 31, 2007.

Our provision for goodwill impairment was $21.6 million in 2008. The carrying amount of our goodwill as of December 31, 2008 was $15.7 million.

Income Tax. Income tax decreased in 2008 mainly due to the decrease in our pre-tax income and the decrease in the standard income tax rate.

Year ended December 31, 2007 compared to year ended December 31, 2006

Revenues. Our WVAS revenues decreased to $70.2 million in 2007 from $104.0 million in 2006. The decrease in our WVAS revenues was largely due to the adverse impact of the new policies adopted by the PRC telecommunications operators since the second half of 2006. As a result of these new policies, our quarterly WVAS revenues declined since the third quarter of 2006 until the third quarter of 2007. Starting from the third quarter of 2007, our quarterly WVAS revenues have increased. This increase is primarily due to our effort in developing and promoting our 2G services. Our 2.5G revenues decreased by 51.7% to $23.8 million in 2007 from $49.3 million in 2006, and our 2G revenues decreased by 15.2% to $46.4 million in 2007 from $54.7 million in 2006.

Our mobile games revenues increased to $2.8 million in 2007 from $2.5 million in 2006 primarily due to our effort in developing our mobile games business in 2007.

Our WIS revenues increased to $1.0 million in 2007 from $0.3 million in 2006 primarily due to our effort in developing our wireless Internet sites in 2007.

Cost of Revenues. Our WVAS cost of revenues decreased to $34.4 million in 2007 from $45.9 million in 2006. As our WVAS revenues decreased, the amount that we paid to the PRC telecommunications operators in service fees and net transmission charges also decreased. The service fees that we paid to other business partners, including mobile handset manufacturers, also decreased as a result of the decrease in our revenues, but the percentage of our net revenues we paid to such business partners as service fees increased.

Our mobile games cost of revenues increased to $1.4 million in 2007 from $1.3 million in 2006 mainly due to an increase in the volume of our mobile games business.

Our WIS cost of revenues increased to $0.7 million in 2007 from $0.5 million in 2006 mainly due to an increase in the volume of our WIS business.

Gross Profit. Our WVAS gross profit in 2007 decreased from 2006 primarily due to the decrease in the volume of our services and related revenues. We achieved a gross profit of $35.7 million in 2007, compared to $58.1 million in 2006. Our WVAS gross profit as a percentage of total revenues decreased to 48.3% in 2007 from 54.4% in 2006 in part due to the higher percentage of revenues derived from 2G services, which have a lower gross profit margin. Our WVAS gross profit margin decreased also because we paid a higher percentage of our net revenues to the mobile handset manufacturers, content providers and other business partners in 2007 as compared to 2006.

Our mobile games gross profit increased to $1.5 million in 2007 from $1.2 million in 2006 primarily due to an increase in the volume of our mobile games business and related revenues.

Our WIS gross profit increased to $0.3 million in 2007 from a gross loss of $0.2 million in 2006 primarily due to an increase in the volume of our WIS business and related revenues.

Operating Expenses. Our operating expenses remained at $37.9 million in each of 2006 and 2007.

Our product development expenses increased to $12.5 million in 2007 from $12.0 million in 2006 primarily due to an increase in the size of our WIS product development team. Product development expenses as a percentage of our total revenues also increased to 16.9% in 2007 from 11.3% in 2006. The number of our product development employees increased to 444 as of December 31, 2007 from 371 as of December 31, 2006.

Our sales and marketing expenses increased to $18.1 million in 2007 from $16.8 million in 2006 mainly due to our effort to promote the KongZhong brand and our wireless Internet sites. As a result of our effort to improve efficiency by recruiting more experienced staff, our sales and marketing team decreased to 212 employees as of December 31, 2007 from 276 employees as of December 31, 2006, and our customer service team decreased to 69 employees as of December 31, 2007 from 77 employees as of December 31, 2006.

Our general and administrative expenses decreased to $7.2 million in 2007 from $9.1 million in 2006 mainly because of our cost-controlling effort, a decrease in business tax as a result of a decrease in our revenues and our foreign exchange gain resulting from the appreciation of the value of euro, in which a portion of our cash and cash equivalents were denominated, against U.S. dollar, our reporting currency. Our general and administrative staff consisted of 53 employees as of December 31, 2007, compared to 49 employees as of December 31, 2006.

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

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating, investing and financing activities for the periods indicated.

	For the year ended December 31,
	2006	2007	2008
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$28,010.2	$3,315.3	$12,521.5
Net cash used in investing activities	(17,916.5)	(18,720.1)	(4,811.9)
Net cash provided by (used in) financing activities	2,190.3	152.2	(759.3)
Effect of exchange rate changes	1,976.5	6,193.3	6,761.3
Net (decrease) increase in cash and cash equivalents	14,260.5	(9,059.3)	13,711.6
Cash and cash equivalents, beginning of year	117,141.5	131,402.0	122,342.7
Cash and cash equivalents, end of year	$131,402.0	$122,342.7	$136,054.3

Prior to our initial public offering in July 2004, our primary sources of liquidity were capital contributions from our founders, private placements of preferred shares to investors and cash generated from operating activities. Since the completion of our initial public offering, our primary sources of liquidity have been cash flow from operating activities and the proceeds of our initial public offering. We used a portion of the proceeds of our public offering to expand our business through acquisitions in 2006, 2008 and 2009, and we anticipate that additional proceeds may be used to fund more acquisition activities. As of December 31, 2007 and December 31, 2008, our cash and cash equivalents were $122.3 million and $136.05 million, respectively.

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

Net cash provided by operating activities was $12.5 million in 2008 compared to $3.3 of net cash provided by operating activities in 2007. The increase resulted mainly from the increase in the volume of our services and related revenues, income from operations and improved net working capital management in 2008.

Net cash used in investing activities decreased to $4.8 million in 2008 from $18.7 million in 2007. The amounts in both years represent mainly the payments of cash consideration in 2007 for our acquisition of Sharp Edge and in 2008 for our investment in HiU! Media and acquisition of XCHY.

Net cash used for financing activities in 2008 was $0.8 million, which represents mainly payments for our share repurchase plan announced on October 27, 2008.

In March 2009, we issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of $6,775,400. We are required to pay the principal amount of the convertible senior note then outstanding plus any accrued but unpaid interest on March 18, 2014. Our convertible senior note would initially pay an annual interest at a rate of 8%, subject to reduction to 6% based on the financial performance of our company. The accrued interest is payable on each of January 15 and July 15 of each year until the principal amount is fully repaid. NGP has the right to declare the principal amount then outstanding plus any accrued but unpaid interest due before its due date upon the occurrence of certain events. Such events include a material default on any of our material debt instruments; the decrease of the ratio between our total current assets less our total current liabilities on one hand and the sum of the then outstanding principal amount and accrued but unpaid interest on the other hand to less than 2.5; default in the payment of any interest under the convertible senior note when due and payable and such default continues for 30 days; commencement of any action or proceeding to make any assignment for the benefit of creditors, or any bankruptcy, liquidation, dissolution, termination of existence or other similar action, voluntarily or involuntarily, of our company, KongZhong Beijing or KongZhong China; or involvement of our company or any of our Directors or executive officers in litigation or regulatory or governmental investigations, actions or proceedings, that NGP reasonably expects, after consultation with our company, will have a material adverse effect on the Nokia brand. In addition, our material breach of any of the covenants in connection with the convertible senior note and warrant could also entitle NGP to declare the principal amount of the convertible senior note then outstanding plus any accrued but unpaid interest due and payable. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We are subject to certain covenants in connection with the issuance of the convertible senior note and the warrant, and such covenants could have a material adverse effect on our business, financial condition and results of operations.”

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital purposes, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional debt securities or equity or to obtain a credit facility. The sale of additional convertible debt securities or equity securities could result in additional dilution to holders of our ordinary shares and ADSs. The incurrence of indebtedness would result in incurring debt service obligations, which could result in operating and financial covenants that would restrict our operations. Given our short operating history, we currently do not have any lines of credit or loans with any commercial banks. As a result, we are unlikely to rely on any bank loans to meet our liquidity needs. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We are a holding company with no operations of our own. Our operations are conducted through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, BJXR, Beijing Chengxitong or Mailifang and our subsidiaries in the PRC. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon license and service fees paid by Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Tianjin Mammoth, BJXR, Beijing Shiyuan Leya, Beijing Chengxitong or Mailifang and dividends and other distributions paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends to us. In addition, PRC legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are also required to set aside up to 10% of their after-tax net income, if any, each year to fund certain reserve funds. These reserve funds are not distributable as cash dividends. See “Item 3 — Key Information — Risk Factors — The dividends and other distributions on equity we may receive from our subsidiaries are subject to restrictions under PRC law or agreements that our subsidiaries may enter into with third parties.”

Indebtedness

As of December 31, 2008, we did not have any indebtedness, and we did not have any material debt securities or material mortgages or liens. In March 2009, we issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of $6,775,400. The convertible senior note would initially pay an annual interest at a rate of 8%, subject to reduction to 6% based on the financial performance of our company.

We intend to meet the majority of our future funding needs through cash flow generated from operating activities and our current cash and cash equivalents. Our treasury objective is to maintain safety and liquidity of our cash. Therefore, we have kept our cash and cash equivalents in short-term deposits and short-term government and high-grade corporate notes.

Our indebtedness as of each of December 31, 2006, 2007 and 2008 was nil.

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

Except as described above, as of December 31, 2008, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or purchase commitments, guarantees or other material contingent liabilities.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2008:

	Payments due by period
	Total	Within
		Less than 1 year	1-3 years	3-5 years	More than 5 years
		(in thousands of U.S. dollars)
Short-Term Debt Obligations	$—	$—	$—	$—	$—
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	1,050.0	1,050.0	—	—	—
Purchase Obligations	3,605.9	3,358.8	247.1	—	—
Other contractual commitments	—	—	—	—	—
Total	$4,655.90	$4,408.80	$247.1	$—	$—

We entered into certain leasing arrangements relating to our office premises in March 2008. Our operating lease obligations as of March 31, 2009 were $1.3 million in 2009. As of December 31, 2008, we did not have any long-term debt obligations, short-term debt obligations or capital lease obligations.

In March 2009, we issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of $6,775,400. We are required to pay the principal amount of the convertible senior note then outstanding plus any accrued but unpaid interest on March 18, 2014. Our convertible senior note would initially pay an annual interest at a rate of 8%, subject to reduction to 6% based on the financial performance of our company. The accrued interest is payable on each of January 15 and July 15 of each year until the principal amount is fully repaid. NGP has the right to declare the principal amount then outstanding plus any accrued but unpaid interest due before its due date upon the occurrence of certain events of default. See “— Liquidity and Capital Resources — Cash Flows and Working Capital.”

Capital Expenditures

Our total capital expenditures in 2008, 2007, and 2006 were $1.9 million, $1.9 million and $2.5 million, respectively. We did not have any material commitment for capital expenditures as of December 31, 2008. We currently do not have any material capital expenditures in progress.

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

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

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

On March 16, 2007, the PRC National People’s Congress adopted the 2008 PRC Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. Under the New EIT Law, all enterprises in the PRC, including foreign-invested enterprises, are subject to a statutory EIT rate of 25%, thus revoking many of the tax exemptions, reductions and other preferential treatments previously available to foreign-invested enterprises. On December 6, 2007, the State Council promulgated the Regulation on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China, or the New EIT Implementation Regulation, which also took effect on January 1, 2008.

According to the New EIT Law and the New EIT Implementation Regulation, preferential tax treatments, including a preferential EIT rate of 15%, will continue to be available to enterprises that are classified as “high and new technology enterprises strongly supported by the state” or conduct business in certain encouraged sectors. Under the Administrative Measures on Designation of High and New Technology Enterprises, which became effective on January 1, 2008, KongZhong Beijing, Beijing AirInbox, BJXR and Tianjin Mammoth were qualified as high and new technology enterprises and would be subject to a 15% EIT rate from 2008 to 2010. They currently would have the option to renew for an additional three-year period their status as high and new technology enterprises after 2010 through a simplified and streamlined application process. After 2013, they would have to apply for their status as new and high technology enterprises without the benefit of the simplified and streamlined application process.

According to the New EIT Law and the New EIT Implementation Regulation, KongZhong China, Beijing Anjian Xingye, Wukong Shentong, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and Beijing Shiyuan Leya would be subject to a 25% EIT rate from 2008 onward and Mailifang would also be subject to a 25% EIT rate from 2009 onward. Each of KongZhong China, Beijing WINT and Beijing Chengxitong is in the process of applying for the status of high and new technology enterprises. If the applications are approved, a preferential EIT rate of 15% would be applied to them in 2009.

Under the New EIT Law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its “de facto management organization” located within the PRC. Non-resident enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its “de facto management organization” located also outside of the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishment in the PRC. Under the New EIT Implementation Regulation, “de facto management organization” is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New EIT Law and the New EIT Implementation Regulation, a resident enterprise’s global net income will be subject to a 25% EIT rate. Uncertainties exist with respect to how the New EIT Law applies to our overall operations and, more specifically, with respect to the determination of tax residency for certain of our legal entities incorporated outside the PRC. Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to determine an enterprise’s tax residency under the New EIT Law. Despite the present uncertainties resulting from the limited guidance on this issue, we do not believe that our legal entities incorporated outside the PRC should be treated as residents under the New EIT Law. Even if one or more of our legal entities incorporated outside the PRC were characterized as tax residents in the PRC, we would not expect any significant impact on our net current tax payable balance and net deferred tax balance because none of such legal entities had a profit in 2008.

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

The following table summarizes the various PRC income tax rates and tax concessions applicable to each of our subsidiaries and operating companies as of December 31, 2008:

	Chinese	Concession from	Year of
	statutory	Chinese statutory	commencement
PRC entities	income tax rate	income tax	of tax holiday
	(%)

KongZhong Beijing	15	50% tax relief in 2008	2003

KongZhong China	25	None	N/A

Beijing Anjian Xingye	25	None	N/A

Wukong Shentong Search	25	None	N/A

Beijing AirInbox	15	None	N/A

Beijing Boya Wuji	25	None	N/A

Beijing WINT	25	None	N/A

Beijing Chengxitong	25	None	N/A

Beijing Xinrui	15	50% tax relief in 2008	2004

Tianjin Mammoth	15	None	N/A

Beijing Shiyuan Leya	25	None	N/A

In addition, our revenues are subject to business taxes. Since August 2003, each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and BJXR is subject to a 3% business tax for WVAS, an aggregate of 8% of business tax and cultural business construction fee for mobile advertising services and 5% business tax for other services. Each of KongZhong Beijing, KongZhong China, Tianjin Mammoth and Beijing Anjian Xingye is subject to a 5% business tax. In future periods, we expect that a substantial portion of our revenues will be generated through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang. In addition, pursuant to the arrangements that KongZhong Beijing has entered into with each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and Mailifang, that KongZhong China has entered into with Beijing AirInbox, and that Beijing Anjian Xingye has entered into with BJXR, each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang pays us service fees. The amount of such payments will be subject to the 5% business tax payable by KongZhong Beijing, KongZhong China and Beijing Anjian Xingye. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

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

Directors and Senior Officers

The following table sets forth certain information concerning our Directors and senior officers. The business address of each of our Directors and executive officers is 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, 100044, the PRC.

Name	Age	Position
Leilei Wang	36	Chairman of the Board of Directors, Chief Executive Officer
Nick Yang	33	Vice Chairman of the Board of Directors, President, Chief Technology Officer
Xiaoxin Chen	36	Independent Director
Xiaolong Li	43	Independent Director
Hope Ni	36	Independent Director
Jay Chang	37	Chief Financial Officer
Xin Wang	35	Chief Operating Officer
Tai Fan	37	Chief Investment Officer

Leilei Wang, 36, has served as the Chairman of the Board of Directors of our company and our Chief Executive Officer since October 2008. His current Board term expires in 2010. Mr. Wang was the chief executive officer of TOM Online from September 2003 to September 2008. Between 1999, when Mr. Wang joined TOM Group Limited, or TOM Group, TOM Online’s parent company, and 2003, Mr. Wang held various management positions within TOM Group. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a bachelor’s degree in Electronic Technology and Information.

Nick Yang, 33, one of our founders, has served as the President and Chief Technology Officer of our company since our inception in May 2002 and as the Vice Chairman of our Board of Directors since August 2008. His current Board term expires in 2011. Prior to establishing our company, Mr. Yang served as the vice president of technology and chief technology officer of Sohu.com Inc. from October 2000 to March 2002. In June 1999, Mr. Yang co-founded ChinaRen Inc. and served as the chief technology officer until October 2000, when ChinaRen Inc. merged into Sohu.com Inc. Mr. Yang serves as a director of HiU! Media and holds a senior management position at Beijing Hui Chuang Xin Ying Technology Co. Ltd., or Hui Chuang Xin Ying. Mr. Yang holds a master’s degree in Electrical Engineering from Stanford University and a bachelor’s degree from the University of Michigan.

Xiaoxin Chen, 36, has been an Independent Director of our company since September 2008. His current Board term expires in 2010. Mr. Chen has been a managing partner of Zeniphs China Capital, a private equity fund, since late 2007. Before joining the fund, Mr. Chen was the chief financial officer of Oak Pacific Interactive, or OPI, a leading next generation Internet platform provider that offers web 2.0 communities, content creation and distribution, gaming and integrated communication in the PRC. Before joining OPI, Mr. Chen was an investment banker at Citigroup Hong Kong. Mr. Chen is also an independent director of Abax Global Capital (Hong Kong) Ltd. Mr. Chen received his bachelor’s degree in Operations Research and Industrial Engineering (summa cum laude) from Cornell University and his MBA degree from Stanford Graduate School of Business and was a recipient of the 2000 Arjay Miller Scholar Award upon graduation.

Xiaolong Li, 43, has been an Independent Director of our company since October 2008. His current Board term expires in 2011. Mr. Li is the founder of Net 263 Ltd. and has been its chairman of the board of directors since 1999. Before founding Net 263 Ltd., Mr. Li was the founder and executive director of Beijing Jingxun Public Information Technology Co., Ltd. from November 1997 to 1999. From October 1992 to November 1997, Mr. Li was the founder and chairman of Beijing Haicheng Telecom Co., Ltd. Mr. Li is a director at the following companies in addition to our company: Beijing Haicheng Telecom Co., Ltd., Beijing Capital On-line Co., Ltd. and Shanghai Dacheng Network Technology Co., Ltd. Mr. Li holds a bachelor’s degree in Computer Science from Beijing Industry University.

Hope Ni, 36, has been an Independent Director of our company since January 2007. Her current Board term expires in 2009. Ms. Ni has been the chairman of the board of directors of China Fundamental Acquisition Corp. since May 2008. Until January 2008, Ms. Ni served as the chief financial officer and secretary for Comtech Group Inc., a Nasdaq Select Global Market-listed company (Nasdaq: COGO) and a leading provider of customized module and subsystem design solutions in the PRC, which she joined in August 2004. Prior to joining Comtech, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, specializing in corporate finance, during which she was actively involved in the initial public offerings and New York Stock Exchange/Nasdaq listings of a number of major global PRC-based companies. Prior to that, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni is also an independent director at ATA Inc., a Nasdaq-listed company (Nasdaq: ATAI). Ms. Ni received her J.D. degree from the University of Pennsylvania Law School and her bachelor’s degree in Applied Economics and Business Management from Cornell University.

Jay Chang, 37, has served as the Chief Financial Officer of our company since February 2009. Before joining our company, Mr. Chang was the president and chief financial officer of 56.com, a leading online video provider in the PRC. Before that, he was the chief financial officer of TOM Online for over two years. Prior to TOM Online, for nearly six years, Mr. Chang was the director of equity research at Credit Suisse, responsible for covering the Internet and telecommunications sectors in the PRC. Mr. Chang graduated in 1994 from University of Washington with a bachelor’s degree in Electrical Engineering.

Xin Wang, 35, has served as the Chief Operating Officer of our company since November 2008. Before joining our company, Mr. Wang was the founder and chief executive officer of Mobile Media Network Technology Co., Ltd. Mr. Wang was the president of Sina Wireless, in charge of Sina.com’s wireless business from 2003 to 2006. Before that, he was the founder and chief operating officer of Meme Star, a WVAS company later acquired by Sina.com. Mr. Wang also worked in sales departments at China Netcom Group Corporation and Huawei Technologies Co., Ltd. after graduating from China South East University with a bachelor’s degree in Radio Engineering.

Tai Fan, 37, has served as the Chief Investment Officer of our company since March 2009. Since August 2002, Mr. Fan has served as the vice president of the department of finance at Beijing Super Channel, a subsidiary of TOM Online, and as an executive vice president of TOM Online. Prior to joining TOM Online, Mr. Fan served as the financial controller of Xin De Telecom and was an auditor at KPMG. Mr. Fan graduated in 2003 from the State University of New Jersey, Rutgers with an EMBA and in 1994 from Beijing College of Economics with a bachelor’s degree in Accounting.

There is no family relationship between any of our Directors or senior officers.

Yunfan Zhou, one of our co-founders who had served as the Chairman of our Board of Directors and our Chief Executive Officer since May 2002, left our company in October 2008. Hanhui Sun, who had served as our Chief Financial Officer since February 2007, resigned from his position in February 2009 but is staying with our company until April 30, 2009 for a transition period. Charlie Y. Shi, who has been a Director of our company since October 2002 and an Independent Director since April 2004, resigned from his directorship in October 2008 but is serving as an advisor to our company. Tom (Hui) Zhang, who has been an Independent Director of our company since January 2006, left our company in September 2008.

As a Nasdaq listed company, we are required by the Nasdaq Listing Rules to have a majority of our Board comprised of independent directors. Our Independent Directors currently are Hope Ni, who was elected by our Board to take the place of Hanhui Sun, who resigned effective January 16, 2007; Xiaoxin Chen, who was elected by our Board to take the place of Hui (Tom) Zhang, who resigned effective September 16, 2008; and Xiaolong Li, who was elected to a three-year term at the annual general meeting of our company in 2008. Our Independent Directors held executive sessions at which only Independent Directors were present once each quarter of 2008.

Our Memorandum and Articles of Association provide for three classes of Directors, each with three-year terms. Retiring Directors are eligible for re-election. Each of our executive Directors has entered into a service contract with us, while other Directors have entered into no such agreements.

In 2008, each of our Independent Directors who served on three committees received $30,000 for each year of service. In addition, we granted restricted share units covering 480,000 of our ordinary shares to each of our Independent Directors. Such restricted share units are granted at the start of each Director’s three-year term of service and vest quarterly in 12 equal tranches as long as such Director is continuing his Board service.

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

Audit Committee

We have established an audit committee in accordance with the Nasdaq Listing Rules, which reviews our internal accounting procedures and considers and reports to our Board with respect to other auditing and accounting matters, including the selection of an independent registered public accounting firm, the scope of annual audits, fees to be paid to the independent registered public accounting firm and the performance of the independent registered public accounting firm. The committee has a formal written charter that sets forth its duties and powers. The current members of our audit committee are Xiaoxin Chen, Xiaolong Li and Hope Ni, each of whom is an Independent Director. Our Board has determined that each of Mr. Chen and Ms. Ni is an audit committee financial expert within the meaning of the U.S. securities laws. Our audit committee met at least once in each quarter of 2008.

Nominations Committee

We have established a nominations committee, which identifies individuals qualified to become Directors and recommends Director nominees to be approved by our Board. The committee has a formal written charter that sets forth its duties and powers. The current members of our nominations committee are Xiaoxin Chen and Xiaolong Li, each of whom is an Independent Director.

Compensation Committee

We have established a compensation committee to determine the salaries and benefits of our Directors and senior officers. The committee has a formal written charter that sets forth its duties and powers. The current members of our compensation committee are Xiaoxin Chen and Xiaolong Li, each of whom is an Independent Director.

Compensation of Directors, Senior Officers and Employees

Our senior officers receive compensation in the form of salaries, annual bonuses and stock options. We have entered into service agreements with each of our senior officers. None of these service agreements provides benefits to our senior officers upon termination. The aggregate remuneration paid and benefits in kind granted to our senior officers for the years ended December 31, 2008 and December 31, 2007 were approximately $0.9 million and $0.6 million, respectively. In addition, the aggregate remuneration paid to our non-executive Directors was $100,000 and $80,000, respectively, for the years ended December 31, 2008 and 2007.

In 2008, the total amount set aside or accrued by us or our subsidiaries to provide housing, medical and pension benefits, unemployment insurance and staff welfare for employees, including our executive Directors and senior officers, was $0.3 million.

Stock Options and Restricted Share Units

Our 2002 Plan and 2006 Plan are intended to provide incentives to our Directors, officers and employees as well as consultants and advisers of our company and its present or future parent company or subsidiaries, or any related corporations.

KongZhong Corporation 2002 Equity Incentive Plan

The 2002 Plan was approved by our shareholders at a meeting held on June 6, 2002. Pursuant to the 2002 Plan, we originally reserved a total of 70,000,000 ordinary shares for issuance under two categories of options: incentive stock options, which may be granted to officers and employees of our company and any present or future parent or subsidiary of our company, or the related corporations, and non-qualified options, which may be granted to any employee, officer, Director, consultant or adviser of our company and the related corporations. We increased the number of ordinary shares reserved for issuance under the 2002 Plan to 105,000,000 on February 15, 2004, and to 137,000,000 on September 6, 2005. Both increases have been approved by our shareholders.

As of December 31, 2008, under the 2002 Plan, we had granted options to purchase an aggregate of 236,090,280 of our ordinary shares, as adjusted by cancellations following initial grants and our share split, of which options to purchase 128,694,160 ordinary shares had lapsed and 16,749,360 were exercisable at exercise prices ranging from $0.0025 to $0.0875 per ordinary share. The exercise prices represent the fair market values of the underlying ordinary shares on the dates the options were granted.

During 2008, under the 2002 Plan, we granted options to purchase 50,950,280 of our ordinary shares, options to purchase 68,161,060 of our ordinary shares lapsed and options to purchase 18,760 of our ordinary shares were exercised. In October 2008, we cancelled all options granted between February 2004 to November 2007 that were then outstanding and granted new options at the then fair market price under the 2002 Plan. The new options would vest in 16 equal quarterly tranches beginning one calendar quarter after the grant date. For the other options granted in 2008, the vesting schedule for the incentive stock options provides for 25% of the options to vest on the first anniversary of the date of the grant, and the remaining 75% to vest in 12 equal quarterly tranches beginning one calendar quarter after the date of such anniversary. With respect to the options that we have granted to our Independent Directors, the options are vested in 12 equal quarterly tranches beginning one calendar quarter after the grant date. The expiration date for each option is ten years from the date of grant.

KongZhong Corporation 2006 Equity Incentive Plan

The 2006 Plan was approved by our shareholders at our annual general meeting on October 12, 2006. Pursuant to the 2006 Plan, we originally reserved a total of 40,000,000 ordinary shares for issuance in respect of stock options, restricted share units and other forms of equity compensation. We increased the number of ordinary shares reserved for issuance under the 2006 Plan to 180,000,000 on December 18, 2008. This increase has been approved by our shareholders.

As of December 31, 2008, under the 2006 Plan, we had granted an aggregate of 141,880,000 restricted share units, as adjusted by cancellations following initial grants, of which 7,670,000 had lapsed.

During 2008, under the 2006 Plan, we granted restricted share units covering 104,600,000 of our ordinary shares, restricted share units covering 3,150,000 of our ordinary shares lapsed and restricted share units covering 11,612,500 of our ordinary shares were exercised. With respect to the restricted share units that we have granted to our employees, the vesting schedule provides for 25% of the restricted share units to vest on the first anniversary of the date of the grant, and the remaining 75% to vest in 12 equal quarterly tranches beginning one calendar quarter after the date of such anniversary. With respect to the restricted share units that we have granted to our Independent Directors and advisors, the restricted share units are vested in 12 equal quarterly tranches beginning one calendar quarter after the grant date. The expiration date for each restricted share unit is ten years from the date of grant.

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

Generally, if an outstanding equity compensation award granted under the 2002 Plan and 2006 Plan has not vested by the date of termination of the grantee’s employment with us, no further tranches of the grantee’s equity compensation award will become exercisable following the date of such cessation of employment, and the grantee’s already vested but unexercised equity compensation awards will terminate after a period of 90 days from such cessation of employment.

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

The 2002 Plan and 2006 Plan provide for acceleration of awards upon the occurrence of certain consolidations, mergers, acquisitions or sale of all or substantially all assets or shares of our company. In any such case, our Board shall take, among others, one or more of the following actions: accelerate the date of exercise of such options or any tranche of such options, provide a fixed period of time that the grantees must exercise such options or terminate all options in exchange for cash payment.

The following table sets forth information on stock options and restricted share units that have been granted and are outstanding as of December 31, 2008, pursuant to the 2002 Plan and the 2006 Plan.

	Ordinary shares underlying options					Restricted Share Units
Name of grantee	2008 option grants		Pre-2008 option grants	Expiration date	Exercise price per share (US dollars) (1)	2008 grants		Pre-2008 grants		Expiration date
Directors and Senior Officers
Leilei Wang	—		—	—	—	48,000,000	(2)	—		Dec. 18, 2018
Xin Wang	—		—	—	—	42,400,000	(3)	—		Dec. 18, 2018
Xiaoxin Chen	—		—	—	—	440,000		—		Sep. 15, 2018
Xiaolong Li	—		—	—	—	480,000		—		Oct. 19, 2018
Hope Ni	—		—	—	—	-		200,000	(4)	Feb. 13, 2017
Charlie Y. Shi	—		—	—	—	1,240,000	(5)	—		Oct. 19, 2018
Hanhui Sun	2,000,000	(6)	—	Oct. 23, 2018	0.07025	—		2,625,000	(7)	Feb. 13, 2017 to Nov. 11, 2017
Other employees (comprising 140 individuals)	45,055,280		12,479,360	June 30, 2012 to Dec. 18, 2018	0.0025 to 0.0875	12,000,000	(8)	14,852,500	(8)	Feb. 13, 2017 to Dec. 18, 2018
Total	47,055,280		12,479,360			104,560,000		17,677,500

(1)	The exercise price per share of options granted represents the fair market value of the underlying ordinary shares on the date the options were granted.

(2)
Leilei Wang was granted 48,000,000 restricted share units on December 19, 2008, of which 25% will vest on December 19, 2009, and the remaining 75% will vest in 12 equal tranches beginning from March 19, 2010 and continuing at the end of each subsequent three-month period. As of December 31, 2008, no restricted share units were vested.

(3)
Xin Wang was granted 42,400,000 restricted share units on December 19, 2008, of which 25% will vest on December 19, 2009, and the remaining 75% will vest in 12 equal tranches beginning from March 19, 2010 and continuing at the end of each subsequent three-month period. As of December 31, 2008, no restricted share units were vested.

(4)
Hope Ni was granted 480,000 restricted share units on February 14, 2007, which vest in 12 equal tranches beginning on May 14, 2007 and continuing at the end of each subsequent three-month period. As of December 31, 2008, 280,000 restricted share units were vested.

(5)
Charlie Y. Shi was granted 480,000 restricted share units on February 14, 2007, which vest in 12 equal tranches beginning on May 14, 2007 and continuing at the end of each subsequent three-month period. When he resigned as an Independent Director in October 2008, his 204,000 unvested restricted shares were immediately cancelled. Charlie Shi was appointed as an advisor of our company and granted 1,240,000 restricted share units on October 20, 2008, which vest in 12 equal tranches beginning on October 20, 2009 and continuing at the end of each subsequent three-month period. As of December 31, 2008, no such restricted share units were vested.

(6)
Hanhui Sun resigned as the Chief Financial Officer of our company in February 2009 but is staying on with our company until April 30, 2009 for transition. Hanhui Sun was granted 2,000,000 options on October 24, 2008, which vest in 16 equal tranches beginning on January 24, 2009 and continuing at the end of each subsequent three-month period. His unvested options would be cancelled when he leaves our company and his vested but unexercised options would expire on July 30, 2009.

(7)
Hanhui Sun resigned as the Chief Financial Officer of our company in February 2009 but is staying on with our company until April 30, 2009 for transition. Hanhui Sun was granted 2,000,000 restricted share units on February 14, 2007, 25% of which vested on February 14, 2008 and the remaining 75% of which vest in 12 equal tranches beginning from May 14, 2008 and continuing at the end of each subsequent three-month period. Another 2,000,000 restricted share units were granted to Hanhui Sun on November 12, 2007, 25% of which vested on November 12, 2008 and the remaining 75% of which vest in 12 equal tranches beginning from February 12, 2009 and continuing at the end of each subsequent three-month period. As of December 31, 2008, 1,375,000 restricted share units were vested. His unvested restricted share units would be cancelled when he leaves our company.

(8)
We granted restricted share units covering 141,880,000 of our ordinary shares on February 14, June 26, November 12, 2007 and December 19, 2008. As of December 31, 2008, 7,670,000 were cancelled because the recipients left our company and 122,237,500 remained outstanding.

Stock-based Compensation Expense

Starting from January 1, 2006, we adopted SFAS 123(R) to account for share-based compensation. We have used the modified prospective transition method and therefore have not restated the results from prior periods.

We recorded stock-based compensation expenses of $1.6 million, $2.6 million and $2.3 million for 2006, 2007 and 2008, respectively.

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

As of March 31, 2009, the following Directors and officers held beneficial ownership of ordinary shares in our company.

Name	Number of shares beneficially owned	Of which, shares underlying equity compensation awards that will vest within 60 days	% of our issued share capital as of March 13, 2009 (1)
Leilei Wang	253,257,440	—	17.7%
Nick Yang	230,127,000	—	16.0%
Xiaoxin Chen	80,000	—	*
Xiaolong Li	80,000	40,000	*
Hope Ni	360,000	40,000	*
Hanhui Sun (2)	1,875,000	250,000	*
Charlie Y. Shi (3)	646,666	103,333	*
Hui (Tom) Zhang (4)	240,000	—	*

(1)	Adjusted to reflect the issuance of ordinary shares upon full exercise of all outstanding options and restricted share units granted under the 2002 Plan and 2006 Plan.

(2)	Hanhui Sun resigned as the Chief Financial Officer of our company in February 2009 but is staying on with our company until April 30, 2009 for transition.

(3)	Charlie Y. Shi resigned as an Independent Director of our company in October 2008 but is serving as an advisor.

(4)	Hui (Tom) Zhang resigned as an Independent Director of our company in October 2008.

*       Less than one percent.

Employees

See “Item 4 — Information on the Company — Employees.”

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The table below sets forth certain information with respect to the beneficial owners of 5% or more of our ordinary shares as of the dates indicated:

	Shares beneficially owned as of July 8, 2004 (immediately prior to our initial public offering)		Shares beneficially owned as of the date of the shareholder’s most recent public filing or communication with our company
Name	Number	Percent	Number	Percent
Leilei Wang(1)	0	0%	253,257,440	17.7%
Nick Yang	287,500,000	27.4%	230,127,000	16.0%
Samuel Shin Fang(2)	87,500,000	8.3%	82,618,920	5.8%
Fu Lam Wu(3)	81,666,660	7.8%	73,081,460	5.1%
IDG-Accel China Growth Fund II L.P.(4)	0	0%	96,736,400	6.7%
IDG-Accel China Growth Fund II Associates L.P.(4)	0	0%	96,736,400	6.7%
IDG-Accel China Growth Fund GP II Associates Ltd.(4)	0	0%	96,736,400	6.7%
IDG-Accel China Investors II L.P.(4)	0	0%	96,736,400	6.7%
Patrick J. McGovern(4)	0	0%	96,736,400	6.7%
Quan Zhou(4)	0	0%	96,736,400	6.7%
Renaissance Technologies LLC(5)	0	0%	77,376,000	5.4%
James H. Simons(5)	0	0%	77,376,000	5.4%
Nokia Growth Partners II, L.P.(6)	0	0%	156,000,000	9.8%
N.G. Partners II, L.L.C.(6)	0	0%	156,000,000	9.8%
John Gardner(6)	0	0%	156,000,000	9.8%
Paul Asel(6)	0	0%	156,000,000	9.8%

(1)
As of March 31, 2009. Leilei Wang holds his shares in our company through Right Advance Management Ltd., or Right Advance Management, a British Virgin Islands company, which he controls. Pursuant to a share purchase agreement dated September 27, 2008, Mobileren Inc., or Mobileren, a personal holding company controlled by Yunfan Zhou, our former Chief Executive Officer, agreed to sell to Right Advance Management, and Right Advance Management agreed to purchase from Mobileren, 183,500,000 of our ordinary shares.

(2)
As of March 31, 2009. Samuel Shin Fang is beneficial owner of our shares through four entities, which reported the following shareholding: eGarden I, a Cayman Islands company, 44,740,760 ordinary shares; Calver Investments Limited, a Channel Islands company, 27,924,440 ordinary shares; SF Capital Ltd., a British Virgin Islands company, 4,341,720 ordinary shares; and Luzon Investments Ltd., a Channel Islands company, 5,612,000 ordinary shares. eGarden I is 50% owned by Luzon Investments Ltd., which Mr. Fang wholly owns. Mr. Fang owns 100% of Calver Investments Ltd. and SF Capital Ltd.

(3)	As of March 31, 2009. Fu Lam Wu holds her shares in our company through Lucky Dragon Holdings Group Ltd., a British Virgin Islands company, which she wholly owns.

(4)
As of February 6, 2009. IDG-Accel China Growth Fund II L.P., or IDG Fund LP, a limited partnership organized under the laws of Cayman Islands, is the record owner of 89,422,880 shares in our company. IDG-Accel China Investors II L.P., or IDG Investors LP, a limited partnership organized under the laws of the Cayman Islands, is the record owner of 7,313,520 shares in our company. The general partner of IDG Fund LP is IDG-Accel China Growth Fund II Associates L.P., or IDG Associates LP, a limited partnership organized under the laws of Cayman Islands. The general partner of IDG Associates LP is IDG-Accel China Growth Fund GP II Associates Ltd., or IDG GP, a limited liability company incorporated under the laws of Cayman Islands. The general partner of IDG Investors LP is IDG GP. The directors and executive officers of IDG GP are Patrick J. McGovern and Quan Zhou. Pursuant to a share purchase agreement dated September 27, 2008, Mobileren agreed to sell to IDG Fund LP and IDG Investors LP, and IDG Fund LP and IDG Investors LP agreed to purchase from Mobileren, 66,556,800 and 5,443,200 of our ordinary shares, respectively.

(5)	As of February 13, 2009. James H. Simons is a control person of Renaissance Technologies LLC, a limited liability company organized under the laws of the State of Delaware.

(6)
As of March 27, 2009. Upon the conversion of the convertible senior note and exercise of the warrant it received from our company in March 2009, NGP, a limited partnership organized under the laws of the State of Delaware, would beneficially own 156 million of our ordinary shares. N.G. Partners II, L.L.C., a limited liability company organized under the State of Delaware, is the general partner of NGP. John Gardner and Paul Asel are managing members of N.G. Partners II, L.L.C.

None of the major shareholders has voting rights that differ from the voting rights of other shareholders.

As of December 31, 2008, there were 1,434,232,520 ordinary shares issued and outstanding. Citibank, N.A., the depositary under our ADS deposit agreement, has advised us that as of December 31, 2008, 22,942,063 ADSs, representing 917,682,520 ordinary shares, were held of record by Cede & Co. and four other registered shareholders. We have no further information as to ordinary shares held or beneficially owned by U.S. persons.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

Related Party Transactions

Contractual Arrangements relating to our Operating Companies

In order to comply with PRC regulations, we operate our business in the PRC through Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR, Beijing Shiyuan Leya and Mailifang, companies that are wholly-owned by PRC citizens. We have entered into a series of contractual arrangements with Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang and their respective shareholders, including agreements on provision of loans, provision of services and certain corporate governance and shareholder rights matters.

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

On March 31, 2004, we entered into a loan agreement with Yang Cha, one of our former employees, and Songlin Yang, pursuant to which we have agreed to grant loans to Yang Cha in the amount of RMB4.4 million (approximately $563,474) and to Songlin Yang in the amount of RMB3.4 million (approximately $435,412). These loans are interest-free and the proceeds are to be exclusively invested into Beijing AirInbox as contribution to the capital increase in Beijing AirInbox by Yang Cha and Songlin Yang. The terms and conditions of this loan agreement are substantially the same as the loan agreement that we entered into with Yunfan Zhou, Songlin Yang and Zhen Huang on March 31, 2004. Pursuant to an amendment to the loan agreement among Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006, Songlin Yang and Linguang Wu replaced Yang Cha as a party to the loan agreement and assumed all the rights and obligations of Yang Cha under the loan agreement.

Capital Contribution Transfer Agreements. On June 29, 2006, Linguang Wu, Guijun Wang, Hai Qi and Yang Yang entered into a capital contribution transfer agreement. Pursuant to the agreement, each of Linguang Wu and Guijun Wang transferred 30% of the equity interest in Beijing WINT to Hai Qi. Upon the closing of this capital contribution transfer agreement, Hai Qi holds 60% and Yang Yang holds 40% of the total equity interest of Beijing WINT. On September 5, 2008, Hai Qi, Jingye Sun, Li Ai and Yang Yang entered into a capital contribution transfer agreement. Pursuant to the agreement, Hai Qi transferred 30% of the equity interest in Beijing WINT to each of Jingye Sun and Li Ai. Upon the closing of this capital contribution transfer agreement, Jingye Sun holds 30%, Li Ai holds 30% and Yang Yang holds 40% of the total equity interest of Beijing WINT.

On October 16, 2006, Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang entered into a capital contribution transfer agreement. Pursuant to the agreement, Yang Cha transferred his capital contribution of RMB4.5 million (approximately $0.5 million) in Beijing AirInbox to Linguang Wu and Yunfan Zhou transferred his capital contribution of RMB1.0 million (approximately $0.1 million) in Beijing AirInbox to Guijun Wang. Upon the closing of this capital contribution transfer agreement, Linguang Wu holds 45%, Guijun Wang holds 10%, Songlin Yang holds 42% and Zhen Huang holds 3% of the total equity interest of Beijing AirInbox.

On October 27, 2006, Beijing AirInbox, Zhen Huang and Yunfan Zhou entered into a capital contribution transfer agreement. Pursuant to this agreement, each of Zhen Huang and Yunfan Zhou transferred their respective 10% equity interests in Beijing Boya Wuji to Beijing AirInbox in exchange for RMB100,000 (approximately $12,806). Upon the closing of this capital contribution transfer agreement, Beijing AirInbox holds 100% of the total equity interest of Beijing Boya Wuji.

On March 27, 2009, Shaoying Zhang and Yanli You, who originally owned 55% and 45%, respectively, of the total equity interest of Mailifang, entered into a capital contribution transfer agreement with Xu Guo and Yang Yang. Pursuant to this agreement, Shaoying Zhang transferred 55% of the equity interest of Mailifang to Xu Guo and Yanli You transferred 35% and 10%, respectively, of the equity interest of Mailifang to Xu Guo and Yang Yang. Upon the closing of this capital contribution transfer agreement, Xu Guo holds 90% and Yang Yang holds 10% of the total equity interest of Mailifang.

Option Agreements. KongZhong Beijing, Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, who are the current shareholders of Beijing AirInbox, entered into an amended and restated option agreement with KongZhong Beijing on October 16, 2006 pursuant to which each of Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu granted KongZhong Beijing an option to purchase their respective equity interests in Beijing AirInbox at the price of RMB100,000 (approximately $12,806) per one percent of its registered capital. The term of this agreement is the earlier of: (i) ten years from the date of the agreement; and (ii) the date on which all of the equity interest of Beijing AirInbox has been purchased by KongZhong Beijing. This agreement supersedes the amended and restated exclusive option agreement entered into among KongZhong Beijing, Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang on May 10, 2004.

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

Yang Yang and Hai Qi, a former shareholder of Beijing WINT, entered into an option agreement with KongZhong Beijing on June 29, 2006 pursuant to which each of Yang Yang and Hai Qi granted KongZhong Beijing an option to purchase their respective equity interests in Beijing WINT for the lower of: (i) the lowest price permitted by PRC laws, or (ii) the value of the audited net assets of Beijing WINT. The term of this agreement was until all the equity interests held by these shareholders have been purchased by KongZhong Beijing as permitted by PRC laws. This agreement superseded the exclusive option agreement entered into among KongZhong Beijing, Yang Yang, Linguang Wu and Guijun Wang on February 28, 2005. Subsequently, Yang Yang, Jingye Sun and Li Ai, who are the current shareholders of Beijing WINT, entered into an option agreement with KongZhong Beijing on September 5, 2008 pursuant to which each of Yang Yang, Jingye Sun and Li Ai granted KongZhong Beijing an option to purchase their respective equity interests in Beijing WINT for the lower of: (i) the lowest price permitted by PRC laws, or (ii) the value of the audited net assets of Beijing WINT. The term of this agreement is until all the equity interests held by these shareholders have been purchased by KongZhong Beijing as permitted by PRC laws. This agreement supersedes the exclusive option agreement entered into among KongZhong Beijing, Yang Yang, Linguang Wu and Guijun Wang on June 29, 2006.

Yang Li and Xuelei Wu, who are the shareholders of Beijing Chengxitong, entered into an exclusive option agreement with KongZhong Beijing on November 21, 2005, pursuant to which each of these shareholders granted KongZhong Beijing an exclusive option to purchase their respective equity interests in Beijing Chengxitong for the lower of: (i) the lowest price permitted by PRC laws, or (ii) the amount of the audited net assets of Beijing Chengxitong. The term of this agreement is until the date all of the equity interests in Beijing Chengxitong have been purchased by KongZhong Beijing.

Yang Li and Guijun Wang, who are the shareholders of BJXR, entered into an exclusive option agreement with Beijing Anjian Xingye on January 28, 2006, pursuant to which each of these shareholders granted Beijing Anjian Xingye an exclusive option to purchase their respective equity interests in BJXR at the lowest price permitted by the then PRC law. The term of this agreement is until the date all of the equity interests in BJXR have been purchased by Beijing Anjian Xingye.

Xu Guo and Yang Yang, who are the shareholders of Mailifang, entered into an exclusive option agreement with Mailifang and KongZhong Beijing on April 1, 2009, pursuant to which each of these shareholders granted KongZhong Beijing an exclusive option to purchase their respective equity interests in Mailifang for the lower of: (i) the lowest price permitted by PRC laws, or (ii) the amount of the audited net assets of Mailifang. The term of this agreement is until the date all of the equity interests in Mailifang have been purchased by KongZhong Beijing.

Technical and Consulting Services Agreements. Beijing AirInbox entered into a technical and consulting services agreement with KongZhong Beijing on March 31, 2004, pursuant to which KongZhong Beijing will provide ongoing technical and consulting services to Beijing AirInbox. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of Beijing AirInbox for such quarter. KongZhong Beijing may partially waive any quarterly payment as long as: (i) the cash and cash equivalents owned by Beijing AirInbox is below RMB100 million (approximately $12,806,229); and (ii) the payment of service fees by Beijing AirInbox is no less than RMB5 million (approximately $640,311) for such quarter. The term of this agreement is for ten years from the date of execution, automatically renewable at KongZhong Beijing’s option.

Beijing AirInbox entered into a technical and consulting services agreement with KongZhong China on July 1, 2006, pursuant to which KongZhong China will provide technical consulting and services to Beijing AirInbox. The services to be provided under the agreement include, among others, maintenance of the machine room and website, network services and maintenance of such services, integrated security services for the website, designing and implementation of the website network, installation of the server and 24 hours’ daily maintenance, development and testing of new products, marketing of new products, creation, designing, updating and maintenance of the web pages, maintenance of the clients’ service platform, training of employees, market analysis and public relations. The service fees will be calculated monthly, based on a certain percentage of the fees received by Beijing AirInbox during each month. The term of this agreement is for ten years from the date of execution. This agreement is automatically renewable unless KongZhong China gives its written consent to terminate the agreement three months prior to expiration of the agreement.

Beijing Boya Wuji entered into an exclusive technical and consulting services agreement with KongZhong Beijing on March 31, 2004, pursuant to which KongZhong Beijing will provide certain technical and consulting services to Beijing Boya Wuji on an exclusive basis. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of Beijing Boya Wuji for such quarter, provided that Beijing Boya Wuji is profitable. The term of the agreement is for ten years from the date of execution, automatically renewable at KongZhong Beijing’s option.

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

Mailifang entered into an exclusive technical and consulting services agreement with KongZhong Beijing on April 1, 2009, pursuant to which KongZhong Beijing will provide certain technical and consulting services to Mailifang on an exclusive basis. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated monthly, based on a certain percentage of the revenues of Mailifang for such month. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law.

Equity Pledge Agreements. Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, who were the shareholders of Beijing AirInbox, entered into an amended and restated equity pledge agreement with KongZhong Beijing on May 10, 2004. Pursuant to a capital contribution transfer agreement under which Yang Cha and Yunfan Zhou transferred their capital contributions to Linguang Wu and Guijun Wang, Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, the current shareholders of Beijing AirInbox, entered into an amended and restated equity pledge agreement with KongZhong Beijing on October 16, 2006. Under this agreement, each of these shareholders pledged all of his or her interest in Beijing AirInbox to KongZhong Beijing to guarantee the performance by Beijing AirInbox of its obligations under the exclusive technical and consulting services agreement, dated March 31, 2004, between Beijing AirInbox and KongZhong Beijing. The term of the agreement is from the date on which the pledges are recorded on the shareholder’s register of Beijing AirInbox until all the obligations of Beijing AirInbox guaranteed under this agreement have been fully performed.

Yunfan Zhou and Zhen Huang, who were the shareholders of Beijing Boya Wuji, entered into an equity pledge agreement with KongZhong Beijing on March 31, 2004. Pursuant to this agreement, each of these shareholders pledged all of his or her interest in Beijing Boya Wuji to KongZhong Beijing to guarantee the performance by Beijing Boya Wuji of its obligations under the exclusive technical and consulting services agreement, dated March 31, 2004, between Beijing Boya Wuji and KongZhong Beijing. Following the acquisition by Beijing AirInbox of 100% of the equity interest of Beijing Boya Wuji, KongZhong Beijing, Yunfan Zhou and Zhen Huang entered into a termination agreement on October 27, 2006 pursuant to which the equity pledge agreement was terminated with effect from the same date.

Yang Yang, Linguang Wu and Guijun Wang, who were the shareholders of Beijing WINT, entered into an equity pledge agreement with KongZhong Beijing on February 28, 2005. Pursuant to a capital contribution transfer agreement under which each of Linguang Wu and Guijun Wang transferred their equity interest in Beijing WINT to Hai Qi, Yang Yang and Hai Qi, the then shareholders of Beijing WINT, entered into an equity pledge agreement with KongZhong Beijing and Beijing WINT on June 29, 2006. Pursuant to a capital contribution transfer agreement under which Hai Qi transferred his equity interest in Beijing WINT to Jingye Sun and Li Ai, Yang Yang, Jingye Sun and Li Ai, the current shareholders of Beijing WINT, entered into an equity pledge agreement with KongZhong Beijing and Beijing WINT on September 5, 2008. Under this agreement, each of these shareholders pledged all of his or her interest in Beijing WINT to KongZhong Beijing to guarantee the performance by Beijing WINT of its obligations under the exclusive technical and consulting services agreement dated February 28, 2005 between KongZhong Beijing and Beijing WINT, and the business operation agreement and share option agreement dated September 5, 2008 between Beijing WINT, its shareholders and KongZhong Beijing. The term of this agreement is from the date on which the pledges are recorded on the shareholders’ register of Beijing WINT until all obligations of Beijing WINT guaranteed under this agreement have been fully performed and KongZhong Beijing confirms the same in writing. This agreement supersedes the equity pledge agreement entered into among Yang Yang, Hai Qi, Beijing WINT and KongZhong Beijing on June 29, 2006.

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

Xu Guo and Yang Yang, the shareholders of Mailifang, entered into an equity pledge agreement with Mailifang KongZhong Beijing on April 1, 2009. Pursuant to this agreement, each of these shareholders of Mailifang pledged all of his or her interest in Mailifang to KongZhong Beijing to guarantee the performance by Mailifang of its obligations under the exclusive and technical consulting services agreement, the business operation agreement and the option agreement dated March 27, 2009 among Mailifang, its shareholders and KongZhong Beijing. The term of this agreement is until all the obligations of Mailifang guaranteed under this agreement have been fully performed and Mailifang confirms the same in writing.

Business Operation Agreements. Beijing AirInbox, its then shareholders, Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, and KongZhong Beijing entered into an amended and restated business operation agreement on May 10, 2004. On October 16, 2006, following the execution of a capital contribution transfer agreement, the new shareholders of Beijing AirInbox, Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, entered into an amended and restated business operation agreement with Beijing AirInbox and KongZhong Beijing. This agreement supersedes the amended and restated business operation agreement of May 10, 2004. Pursuant to the October 16, 2006 agreement, Beijing AirInbox and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing AirInbox will not engage in any transactions which may materially affect its assets, obligations, rights or operations, including (i) conducting any business which is beyond the ordinary scope of business; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or senior officers; (iv) selling or acquiring any assets or rights valued at more than RMB0.2 million (approximately $25,612), including but not limited to intellectual property rights; (v) providing guarantees for any third party with its assets or intellectual property rights or any other guarantee or incurring any obligations over its assets; (vi) amending the articles of association or changing the business scope of Beijing AirInbox; (vii) changing the normal operational process or amending any material bylaws of Beijing AirInbox and (viii) assigning to any third party its rights or obligations under this agreement. In addition, Beijing AirInbox and its shareholders will appoint the designees of KongZhong Beijing as the directors and chief director of Beijing AirInbox, and the senior officers of KongZhong Beijing as the general manager, chief financial officer and other senior officers of Beijing AirInbox. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing authority to exercise all of his or her shareholder rights in Beijing AirInbox. The term of this agreement is for ten years from the date of execution and is automatically renewable unless KongZhong Beijing gives written notice three months prior to expiration of the agreement.

Beijing WINT, its then shareholders, Yang Yang, Hai Qi, and KongZhong Beijing entered into a business operation agreement on June 29, 2006. On September 5, 2008, following the execution of a capital contribution transfer agreement, the new shareholders of Beijing WINT, Yang Yang, Jingye Sun and Li Ai, entered into a business operation agreement with Beijing WINT and KongZhong Beijing. This agreement supersedes the business operation agreement of June 29, 2006. Pursuant to the September 5, 2008 agreement, Beijing WINT and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing WINT will not engage in any transactions which may materially affect its assets, obligations, rights or operations, including (i) conducting any business which is beyond the ordinary scope of business; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or senior officers; (iv) selling or acquiring any assets or rights valued at more than RMB0.2 million (approximately $25,612), including but not limited to intellectual property rights; (v) providing guarantees for any third party with its assets or intellectual property rights or any other guarantees or incurring any obligations over its assets; (vi) amending the articles of association or changing the business scope of Beijing WINT; (vii) changing the normal operational process or amending any material bylaws of Beijing WINT and (viii) assigning to any third party its rights or obligations under this agreement. In addition, Beijing WINT and its shareholders will appoint the designees of KongZhong Beijing as the directors and president of Beijing WINT, and the nominees of KongZhong Beijing as the general manager, chief financial officer and other senior officers of Beijing WINT. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing authority to exercise all of the respective shareholder’s rights in Beijing WINT. The term of this agreement is for ten years from the date of execution and is automatically renewable unless KongZhong Beijing gives written notice three months prior to expiration of the agreement.

Beijing Chengxitong, its shareholders, Yang Li, Xuelei Wu and KongZhong Beijing entered into a business operation agreement on November 21, 2005. Pursuant to this agreement, Beijing Chengxitong and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing Chengxitong will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including (i) conducting any business that is beyond normal business operations; (ii) lending to or assuming any obligations of a third party; (iii) replacing or dismissing any directors or senior officers; (iv) selling or purchasing any assets or rights valued at more than RMB0.2 million (approximately $25,612); (v) incurring any security interest over its assets and intellectual property on behalf of any third party; (vi) amending the articles of association or changing the business scope of Beijing Chengxitong; (vii) changing the normal operations or amending any material internal guidelines of Beijing Chengxitong and (viii) assigning any rights and obligations under this agreement to any third party. In addition, Beijing Chengxitong and its shareholders will appoint the designees of KongZhong Beijing as directors, general manager and other senior officers of Beijing Chengxitong. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing full power and authority to exercise all of the respective shareholders’ rights in Beijing Chengxitong. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law or until KongZhong Beijing shall terminate the agreement by issuing written notice 30 days prior to the date of termination.

BJXR, its shareholders, Yang Li and Guijun Wang, and Beijing Anjian Xingye entered into a business operation agreement on January 26, 2006. Pursuant to this agreement, BJXR and its shareholders agreed that, without the prior written consent of Beijing Anjian Xingye or its designees, BJXR will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including (i) conducting any business that is beyond normal business operations, (ii) lending to or assuming any obligations of a third party, (iii) replacing or dismissing any directors or senior officers, (iv) selling or purchasing any assets or rights valued at more than RMB0.2 million (approximately $25,612), (v) incurring any security interest over its assets and intellectual property on behalf of any third party, (vi) amending the articles of association or changing the business scope of BJXR, (vii) changing the normal operations or amending any material internal guidelines of BJXR, and (viii) assigning any rights and obligations under this agreement to any third party. In addition, BJXR and its shareholders will appoint the designees of Beijing Anjian Xingye as directors, general manager and other senior officers of BJXR. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of Beijing Anjian Xingye full power and authority to exercise all of the respective shareholders’ rights in BJXR. The term of the agreement is until Beijing Anjian Xingye is dissolved according to PRC law or until Beijing Anjian Xingye shall terminate the agreement by issuing written notice 30 days prior to the date of termination.

Mailifang, its shareholders, Xu Guo, Yang Yang and KongZhong Beijing entered into a business operation agreement on April 1, 2009. Pursuant to this agreement, Mailifang and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Mailifang will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including (i) conducting any business that is beyond normal business operations, (ii) lending to or assuming any obligations of a third party, (iii) replacing or dismissing any directors or senior officers, (iv) selling or purchasing any assets or rights valued at more than RMB0.2 million (approximately $29,274), (v) incurring any security interest over its assets and intellectual property on behalf of any third party, (vi) amending the articles of association or changing the business scope of Mailifang, (vii) changing the normal operations or amending any material internal guidelines of Mailifang, and (viii) assigning any rights and obligations under this agreement to any third party. In addition, Mailifang and its shareholders will appoint the designees of KongZhong Beijing as directors, general manager and other senior officers of Mailifang. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing full power and authority to exercise all of the respective shareholders’ rights in Mailifang. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law or until KongZhong Beijing shall terminate the agreement by issuing written notice 30 days prior to the date of termination.

Powers of Attorney. Each of Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, the then shareholders of Beijing AirInbox, executed an irrevocable power of attorney on May 10, 2004, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing AirInbox. Pursuant to the capital contribution transfer agreement, dated October 16, 2006, under which Yang Cha and Yunfan Zhou transferred their equity interests in Beijing AirInbox to Linguang Wu and Guijun Wang, each of Linguang Wu and Guijun Wang executed an irrevocable power of attorney on October 16, 2006, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing AirInbox. Yunfan Zhou executed an undertaking letter on October 13, 2008 with Linguang Wu, Songlin Yang, Guijun Wang and Zhen Huang, the shareholders of Beijing AirInbox, to confirm that such shareholders revoked the power of attorney they previously granted to Yunfan Zhou. Each of Linguang Wu, Songlin Yang, Guijun Wang and Zhen Huang executed an irrevocable power of attorney on October 13, 2008, granting Leilei Wang or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing AirInbox.

Each of Yang Yang, Linguang Wu and Guijun Wang, the then shareholders of Beijing WINT, executed an irrevocable power of attorney on March 1, 2005, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing WINT. Pursuant to the capital contribution transfer agreement, dated June 29, 2006, under which each of Linguang Wu and Guijun Wang transferred their equity interests in Beijing WINT to Qi Hai, Qi Hai executed an irrevocable power of attorney on June 29, 2006, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his rights as a shareholder in Beijing WINT. Pursuant to the capital contribution transfer agreement, dated September 5, 2008, under which Hai Qi transferred his equity interest in Beijing WINT to Jingye Sun and Li Ai, each of Jingye Sun and Li Ai executed an irrevocable power of attorney on September 5, 2008, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing WINT. Yunfan Zhou executed an undertaking letter on October 13, 2008 with Yang Yang, Jingye Sun and Li Ai, the shareholders of Beijing WINT, to confirm that such shareholders revoked the power of attorney they previously granted to Yunfan Zhou. Each of Yang Yang, Jingye Sun and Li Ai executed an irrevocable power of attorney on October 13, 2008, granting Leilei Wang or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing WINT.

Each of Yang Li and Xuelei Wu, the shareholders of Beijing Chengxitong, executed an irrevocable power of attorney on November 21, 2005, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing Chengxitong. Yunfan Zhou executed an undertaking letter on October 13, 2008 with Yang Li and Xuelei Wu to confirm that they revoked the power of attorney they previously granted to Yunfan Zhou. Each of Yang Li and Xuelei Wu executed an irrevocable power of attorney on October 13, 2008, granting Leilei Wang or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing Chengxitong.

Each of Yang Li and Guijun Wang, the shareholders of BJXR, executed an irrevocable power of attorney on January 26, 2006, granting Yunfan Zhou or any other designee of Anjian Xingye full power and authority to exercise all of his or her rights as a shareholder in BJXR. Yunfan Zhou executed an undertaking letter on October 13, 2008 with Yang Li and Guijun Wang to confirm that they have revoked the power of attorney they previously granted to Yunfan Zhou. Each of Yang Li and Guijun Wang executed an irrevocable power of attorney on October 13, 2008, granting Leilei Wang or any other designee of Anjian Xingye full power and authority to exercise all of his or her rights as a shareholder in BJXR.

Each of Xu Guo and Yang Yang, the shareholders of Mailifang, executed an irrevocable power of attorney on April 1, 2009, granting Leilei Wang or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Mailifang.

Investment in HiU! Media

On January 11, 2008, we entered into a definitive agreement to acquire 9.87% of the total equity interest of HiU! Media for a consideration of $1.5 million. HiU! Media, a company incorporated in the Cayman Islands and based in the PRC, provides marketing and advertising networks and solutions targeting residential communities in the PRC. Prior to the transaction, Nick Yang, the Vice Chairman of our Board of Directors and the President and Chief Technology Officer of our company, had been a director and a significant shareholder of HiU! Media. As a result, he was excluded from our Board’s deliberation and decision with respect to the acquisition of the equity interest in HiU! Media. Subsequent to the closing of the transaction in January 2008, Nick Yang has continued to act as a director for and remains a significant shareholder of HiU! Media. We accounted for this investment by using the cost method.

Sale of Used Car

In October 2008, our company sold a used car to the wife of Yunfan Zhou, the former Chairman of our Board of Directors and Chief Executive Officer, for RMB200,000. The Audit Committee approved this sale.

Services for Wireless Search Business

While our company is in the process of terminating our project of developing wireless search business, Hui Chuang Xin Ying, a company controlled by Nick Yang, the Vice Chairman of our Board of Directors and the President and Chief Technology Officer of our company, has been providing certain technical services to our company to maintain the wireless search engine on Kong.net since September 2008. Hui Chuang Xin Ying has not charged our company for its services.

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

The high and low closing prices of our ADSs on Nasdaq since listing are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2004(1)	11.97	5.33
2005	14.48	6.80
2006	15.04	5.56
2007	9.53	3.53
2008	6.89	2.44
Quarterly:
First Quarter, 2007	9.53	6.68
Second Quarter, 2007	7.28	4.73
Third Quarter, 2007	8.53	3.53
Fourth Quarter, 2007	8.46	4.49
First Quarter, 2008	6.89	4.33
Second Quarter, 2008	5.18	3.73
Third Quarter, 2008	4.20	3.51
Fourth Quarter, 2008	3.68	2.44
First Quarter, 2009	5.28	3.47
Monthly:
October 2008	3.60	2.44
November 2008	3.42	2.83
December 2008	3.68	3.23
January 2009	4.39	3.47
February 2009	5.03	3.85
March 2009	5.28	4.63
April 2009 (through April 24, 2009)	6.64	5.06

(1)	Our ADSs commenced trading on the Nasdaq Global Market on July 9, 2004.

Item 10.	Additional Information

Share Capital

Not applicable.

Memorandum and Articles of Association

On September 6, 2005, our shareholders at an annual general meeting voted to amend our articles of association to (i) set a three-year term for Directors, whose terms previously had not been limited by the articles of association, (ii) create a Board with three classes of Directors, (iii) authorize the Board to appoint Directors in addition to the existing Directors, up to a total of 11 Directors, and (iv) allow shareholders to remove any Director during his term only for negligence or other reasonable cause. Our shareholders also voted to amend our articles of association to authorize the Board to cause us to repurchase our own shares from time to time. These amendments may have the effect of delaying, deferring or preventing a change of control of our company.

The section entitled “Description of Share Capital” contained in our registration statement on Form F-1 (File No. 333-116172) is incorporated herein by reference.

Material Contracts

Other than the contracts described in “Item 4 — Information on the Company — Investments and Acquisitions” and “Item 7 — Major Shareholders and Related Party Transactions,” we and our operating companies have not entered into any material contracts that are not in the ordinary course of business within the two years preceding the date of this annual report.

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

Dividends will be income from sources outside the United States, and, depending on your circumstances, will be either passive income or general income for purposes of computing the foreign tax credit allowable to you.

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

Based upon an analysis of the value of our assets as of December 31, 2008, we were a PFIC during 2008 for U.S. Federal income tax purposes. As a result, in general, if you are a U.S. holder, you will be subject to the special PFIC tax rules or, if you make a mark-to-market election, the mark-to-market rules.

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

Mark-to-Market Rules

The special PFIC tax rules described above will not apply to you if you make an effective mark-to-market election, that is, you elect to mark-to-market annually the gains and losses in our ADSs, and our ADSs are treated as “marketable stock.” We believe that our ADSs are and will continue to be “marketable stock” as long as they continue to be traded on Nasdaq, other than in de minimis quantities, on at least 15 days during each calendar quarter. Under the mark-to-market rules, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs at the end of the taxable year over your adjusted basis in your ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You may also take ordinary losses in respect of the excess, if any, of the adjusted basis of your ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your ADSs will be taxed as ordinary income. The mark-to-market election will generally apply to any taxable year in which we are treated as a PFIC and you hold our ADSs.

In addition, notwithstanding any election you make with regard to the ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States Federal income tax purposes) in your gross income and it will be subject to tax at rates applicable to ordinary income.

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

Statement by Experts

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

Foreign Currency Risk

While our reporting currency is the U.S. dollar, the majority of our revenues, costs and liabilities are denominated in Renminbi. As of December 31, 2008, about 63% of our assets were denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the People’s Bank of China introduced a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. Daily fluctuations of the Renminbi against the basket of currencies were limited to 0.3% per day until May 21, 2007, when the floating band was widened to 0.5% per day, according to an announcement by the People’s Bank of China. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. We cannot guarantee that the Renminbi will not be permitted to enter into a full float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Because we receive substantially all of our revenues in Renminbi and a majority of our cash and cash equivalents are denominated in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. As of December 31, 2008, we had cash and cash equivalents in the amount of $136.05 million. A 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately $1.05 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately $1.03 million in our total amount of cash and cash equivalents.

In recent years, the government of the PRC has been under international pressure to revalue the Renminbi in order to encourage Chinese imports of foreign products. Because we receive substantially all of our revenues in Renminbi, any fluctuation in the exchange rate between U.S. dollars and Renminbi will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms. See “Item 3 — Key Information — Risk Factors — Risks Relating to the People’s Republic of China — Fluctuation of the Renminbi could adversely affect the value of and dividends payable on our ADSs.”

As part of our cash management, we converted a small portion of our cash and cash equivalents in U.S. dollars into euros in 2007. We converted such cash and cash equivalents back into U.S. dollars in 2008. As a result, we currently do not have any cash or cash equivalent in currencies other than U.S. dollar or Renminbi. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk and may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

From our inception to 2006, the PRC did not experience significant inflation. However, according to the China Statistical Bureau, the PRC’s overall national inflation rate, as represented by the general consumer price index, increased from 1.8% in 2006 to 4.8% in 2007 and decreased to 4.5% in 2008. We do not expect the inflation rate to increase in the coming year. Inflation generally affects us by increasing the cost of our personnel, technology, content and rent. As we intend to meet our future funding needs through cash flow generated from operating activities and the proceeds from our initial public offering, we do not believe inflation will have a material effect on our financing cost.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

On September 6, 2005, our shareholders at an annual general meeting voted to amend our articles of association to (i) set a three-year term for Directors, whose terms previously had not been limited by the articles of association, (ii) create a Board with three classes of Directors, (iii) authorize the Board to appoint Directors in addition to the existing Directors, up to a total of 11 Directors, and (iv) allow shareholders to remove any Director during his term only for negligence or other reasonable cause. Our shareholders also voted to amend our articles of association to authorize the Board to cause us to repurchase our own shares from time to time. These amendments may have the effect of delaying, deferring or preventing a change of control of our company.

In connection with the issuance of our convertible senior note and warrant to NGP, we have agreed on certain covenants. As long as NGP holds the convertible senior note or the warrant and maintains ownership of an aggregate amount of not less than 78 million of our ordinary shares comprised of the ordinary shares into which the convertible senior note is converted or convertible and for which the warrant is exercised or exercisable, we cannot, without the prior written consent of NGP, (i) authorize or issue any security senior to or pari passu with the convertible senior note or any security senior to our ordinary shares; (ii) enter into any agreement for indebtedness, including guarantees and like contingent obligations or (iii) authorize or issue any ordinary shares for an amount less than $0.125 per ordinary share, or $5.0 per ADS, such that the amounts of securities or obligations described in (i), (ii) and (iii) would exceed $10,000,000, either individually or in the aggregate. Under the same conditions, we cannot, without the prior written consent of NGP, change the terms of the convertible senior note or warrant; engage in any related party transaction, other than those in the ordinary course of business, with any of our executive officers, Directors, any holder of 5% or more of our voting shares as reflected in our Register of Members or the Schedule 13D or 13E filed with the SEC, or any affiliate of our company, executive officers, Directors or such holders of our voting shares; or make any recommendation to holders of our ordinary shares or ADSs or take other actions by our Board of Directors that would materially and adversely affect NGP’s rights under the convertible senior note or warrant or the ordinary shares issuable upon their respective conversion or exercise, subject to applicable laws, including laws governing the fiduciary duties of our Board of Directors, and our Memorandum and Articles of Association.

Use of Proceeds

The following “Use of Proceeds” information relates to our registration statement on Form F-1 (File No. 333-116172) filed by us in connection with our initial public offering. The registration statement became effective on July 8, 2004.

The net proceeds to us from our initial public offering, after deducting fees and expenses, were $73,434,703. As of December 31, 2008, we spent $37.3 million of the net proceeds to expand our business through acquisitions, $13.8 million on general corporate purposes, and $0.8 million on our share repurchase plan. We anticipate that the remaining proceeds from our initial public offering would be used to fund additional acquisition activities or for general corporate purposes. In addition, up to $9.2 million of the remaining proceeds from our initial public offering may be used to fund the share repurchase plan. The following table sets forth our use of the net proceeds of our initial public offering as of December 31, 2008:

Use of Proceeds	Amount (in thousands of U.S. dollars)
Acquisition of or investment in other businesses	37,300
General corporate purposes	13,821
Share repurchase	759

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of the end of the period covered by this annual report. They have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.a13a-15 or 240.15d that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of KongZhong Corporation

We have audited the internal control over financial reporting of KongZhong Corporation, its subsidiaries and variable interest entities (collectively, the “Company”) as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated April 24, 2009, expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, The People’s Republic of China

April 24, 2009

Item 16A.	Audit Committee Financial Expert

Our Board determined that Hope Ni and Xiaoxin Chen, who are our Independent Directors, according to the requirements of the U.S. securities laws and the Nasdaq Listing Rules, are audit committee financial experts within the meaning of the U.S. securities laws. See “Item 6 — Directors and Senior Management and Employees.”

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

Deloitte Touche Tohmatsu CPA Ltd. has served as our independent registered public accounting firm for each of the fiscal years ended on December 31, 2006, 2007 and 2008, for which audited financial statements appear in this annual report on Form 20-F. The independent registered public accounting firm is elected annually by our shareholders at our annual general meeting. The audit committee will propose to our shareholders at the 2009 annual general meeting that Deloitte Touche Tohmatsu CPA Ltd. be elected as our auditor for fiscal year 2009.

Audit Fees

The aggregate fees billed in each of 2006, 2007 and 2008 for professional services rendered by the independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were $0.3 million, $0.6 million and $0.7 million, respectively.

Audit-Related Fees

The aggregate fees billed in each of 2006, 2007 and 2008 for assurance and related services rendered by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were $1,542, $27,764 and $38,294, respectively.

Tax Fees

The aggregate fees billed in each of 2006, 2007 and 2008 for professional services relating to tax compliance, tax advice and tax planning rendered by the independent registered public accounting firm were approximately $55,000, $59,000 and nil, respectively.

All Other Fees

The aggregate fees billed in each of 2006, 2007 and 2008 for products and services provided by the independent registered public accounting firm, other than the services reported above under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees,” were nil in all three years.

Audit Committee’s Pre-approval Policies and Procedures

The Audit Committee of our Board is directly responsible for the appointment, compensation and oversight of the work of the independent registered public accounting firms. Pursuant to the Audit Committee Charter adopted by the Board on June 11, 2004, the committee has the authority and responsibility to appoint, retain and terminate an independent registered public accounting firm (subject, if applicable, to ratification by our ordinary share holders), and has sole authority to approve all audit engagement fees and terms. The Audit Committee has the power to pre-approve, or to adopt appropriate procedures to pre-approve, all audit and non-audit services to be provided by the independent registered public accounting firms, and to consider whether the outside auditor’s provision of non-audit services to us is compatible with maintaining the independence of the outside auditors. The Audit Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent registered public accounting firms, provided that such approvals are presented to the Audit Committee at its next scheduled meeting.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plan(1)	Maximum Number of ADSs that May Yet be Purchased Under the Plan
November 2008 (November 20, 2008 to November 30, 2008)	43,996	$3.1594	43,996	4,456,004
December 2008 (December 1, 2008 to December 31, 2008)	179,094	$3.4064	223,090	4,276,910
January 2009 (January 1, 2009 to January 31, 2009)	109,083	$3.4612	332,173	4,167,827
February 2009 (February 1, 2009 to February 28, 2009)	33,915	$4.4589	366,088	4,133,912
March 2009 (March 1, 2009 to March 31, 2009)	202,906	$4.9103	568,994	3,931,006
April 2009 (April 1, 2009 to April 24, 2009)	0	$0	568,994	3,931,006

(1)	The share repurchase plan, for up to $10 million worth of ADSs, was publicly announced on October 27, 2008. Unless otherwise terminated, the plan is set to expire on December 31, 2009.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements and related information specified in Item 18.

Item 18.	Financial Statements

See “Index to Consolidated Financial Statements for the Years Ended December 31, 2006, 2007 and 2008” for a list of all financial statements filed as part of this annual report.

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

4.1(1)	Shareholders Agreement.

4.2(1)	Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004.

4.3(5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Zhen Huang, Guijun Wang and Yunfan Zhou, dated October 16, 2006.

4.4(1)	Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004.

4.5(5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006.

4.6(1)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.

4.7(5)	Exclusive Technical and Consulting Services Agreement between KongZhong China Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2006.

4.8(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated June 30, 2005.

4.9(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 29, 2005.

4.10(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated September 30, 2005.

4.11(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated December 31, 2005.

4.12(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated February 28, 2006.

Number	Description of Exhibit

4.13(5)
Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.14(5)	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.15(5)	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.16(5)	Power of Attorney by Yang Yang, dated March 1, 2005.

4.17	Power of Attorney by Yang Yang, dated October 13, 2008.

4.18(5)	Power of Attorney by Yang Li, dated November 21, 2005.

4.19	Power of Attorney by Yang Li, dated October 13, 2008.

4.20(5)	Power of Attorney by Xuelei Wu, dated November 21, 2005.

4.21	Power of Attorney by Xuelei Wu, dated October 13, 2008.

4.22(5)	Power of Attorney by Yang Li, dated January 28, 2006.

4.23	Power of Attorney by Yang Li, dated October 13, 2008.

4.24(5)	Power of Attorney by Guijun Wang, dated January 28, 2006.

4.25	Power of Attorney by Guijun Wang, dated October 13, 2008.

4.26	Power of Attorney by Jingye Sun, dated September 5, 2008.

4.27	Power of Attorney by Li Ai, dated September 5, 2008.

4.28(5)	Power of Attorney by Linguang Wu, dated October 16, 2006.

4.29	Power of Attorney by Linguang Wu, dated October 13, 2008.

4.30(5)	Power of Attorney by Guijun Wang, dated October 16, 2006.

4.31	Power of Attorney by Guijun Wang, dated October 13, 2008.

4.32	Power of Attorney by Songlin Yang, dated October 13, 2008.

4.33	Power of Attorney by Zhen Huang, dated October 13, 2008.

4.34	Power of Attorney by Jingye Sun, dated October 13, 2008.

4.35	Power of Attorney by Xu Guo, dated April 1, 2009.

Number	Description of Exhibit

4.36	Power of Attorney by Yang Yang, dated April 1, 2009.

4.37	Power of Attorney by Li Ai, dated October 13, 2008.

4.38	Undertaking by Yunfan Zhou with Linguang Wu, Songlin Yang, Guijun Wang and Zhen Huang, dated October 13, 2008.

4.39	Undertaking by Yunfan Zhou with Yang Yang, Jingye and Li Ai, dated October 13, 2008.

4.40	Undertaking by Yunfan Zhou with Yang Li and Xuelei Wu, dated October 13, 2008.

4.41	Undertaking by Yunfan Zhou with Yang Li and Guijun Wang, dated October 13, 2008.

4.42(1)	Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.

4.43(1)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.44(1)	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.

4.45	Technical Service Agreement on Monternet™ WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2008.

4.46
Technical Service Agreement on Short Message Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd, dated May 1, 2008.

4.47
Technical Service Agreement on Monternet™ Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 18, 2008.

4.48
Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated November 11, 2008.

4.49(6)	Technical Service Agreement between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated September 1, 2007.

4.50(6)	Technical Service Agreement between China Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 5, 2007.

4.51(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated May 27, 2004.

4.52(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 27, 2004.

4.53(4)
Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., for rooms 01, 02, 03, 09, 10 and 11 on the 7th  floor of the Tengda Building, dated February 25, 2005.

4.54(4)
Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., for rooms 01, 02, 03 and 11 on the 22nd floor of the Tengda Building, dated February 25, 2005.

Number	Description of Exhibit

4.55(4)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 31, 2005.

4.56
Lease Agreement No. DC-ZW-TD-12 of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., for rooms 01, 02, 03, 10 and 11 on the 7th floor of the Tengda Building, dated May 12, 2008.

4.57
Lease Agreement No. DC-ZW-TD-07 of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and KongZhong China Co., Ltd., for room 08 on the 32nd floor of the Tengda Building, dated February 28, 2008.

4.58
Supplemental Agreement No. 2 to the Lease Agreement No. DC-ZW-TD-07 of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and KongZhong China Co., Ltd., for room 08 on the 32nd floor of the Tengda Building, dated May 12, 2008.

4.59
Lease Agreement No. DC-ZW-TD-06 of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing Xinrui Technology Co., Ltd. for room 08 on the 8th floor of the Tengda Building, dated February 28, 2008.

4.60
Supplemental Agreement No. 2 to the Lease Agreement No. DC-ZW-TD-06 of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing Xinrui Technology Co., Ltd. for room 08 on the 8th floor of the Tengda Building, dated May 12, 2008.

4.61
Joint Lease Agreement among Beijing Gaoling Estate Development Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Beijing Boya Wuji Technologies Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Beijing Xinrui Network Technology Co., Ltd., KongZhong China Co., Ltd., Beijing Chengxitong Information Technology Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated August 28, 2008.

4.62(6)	Form of Employment Agreement.

4.63(6)	Form of Confidentiality and Non-Compete Agreement.

4.64(5)	Capital Contribution Transfer Agreement among Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang, dated October 16, 2006.

4.65(4)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Li Yang, Wu Xuelei and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.66(4)
Share Purchase Agreement among KongZhong Corporation, Wang Gui Jun, Li Yang, Sharp Edge Group Limited, Anjian Xingye Technology (Beijing) Co., Ltd., Beijing Xinrui Network Technology Co., Ltd., the Xinrui Shareholders, Ho Chi Sing, Sun Jing Ye and Ai Li, dated January 26, 2006.

4.67(4)	Exclusive Technical and Consulting Services Agreement among Anjian Xingye Technology (Beijing) Co., Ltd. and Beijing Xinrui Network Technology Co., Ltd., dated January 26, 2006.

4.68(4)	Share Disposition Agreement among Anjian Xingye Technology (Beijing) Co., Ltd., Wang Guijun and Li Yang, dated January 28, 2006.

4.69(4)	Share Pledge Agreement among Anjian Xingye Technology (Beijing) Co., Ltd., Wang Guijun and Li Yang, dated January 26, 2006.

4.70(4)	Business Operations Agreement among Anjian Xingye Technology (Beijing) Co., Ltd., Beijing Xinrui Network Technology Co., Ltd., Wang Guijun and Li Yang, dated January 26, 2006.

4.71(4)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

Number	Description of Exhibit

4.72(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.73(4)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.74(5)	Capital Contribution Transfer Agreement among Zhen Huang, Yunfan Zhou and Beijing AirInbox Information Technologies Co., Ltd., dated October 27, 2006.

4.75(5)	Capital Contribution Transfer Agreement among Linguang Wu, Guijun Wang, Hai Qi and Yang Yang, dated June 29, 2006.

4.76	Capital Contribution Transfer Agreement among Hai Qi, Jingye Sun, Li Ai and Yang Yang, dated September 5, 2008.

4.77(5)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang and Hai Qi, dated June 29, 2006.

4.78
Amendment to Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.79(4)
Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Wireless Interactive Network Technologies Co., Ltd., dated February 28, 2005.

4.80(5)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang and Hai Qi, dated June 29, 2006.

4.81
Amendment to Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.82(5)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang and Hai Qi, dated June 29, 2006.

4.83
Amendment to Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.84	Capital Contribution Transfer Agreement among Shaoying Zhang, Yanli You, Xu Guo and Yang Yang, dated March 27, 2009.

4.85	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Xu Guo, Yang Yang and Shanghai Mailifang Communications Ltd., dated April 1, 2009.

4.86	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Shanghai Mailifang Communications Ltd., dated April 1, 2009.

4.87	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Shanghai Mailifang Communications Ltd., Xu Guo and Yang Yang, dated April 1, 2009.

4.88	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Shanghai Mailifang Communications Ltd., Xu Guo and Yang Yang, dated April 1, 2009.

Number	Description of Exhibit

4.89(4)	Lease Agreement between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 16, 2006.

4.90(4)
Supplemental Agreement No. 1 to the Premises Lease Agreement No. TD0196 between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 16, 2006.

4.91(5)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0196 between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 22, 2007.

4.92
Supplemental Agreement No. 4 to the Premises Lease Agreement No. TD0196 between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 12, 2008.

4.93(4)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0155 between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 16, 2006.

4.94(4)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0175 between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 16, 2006.

4.95(4)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0130 between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 16, 2006.

4.96(5)
Supplemental Agreement No. 5 to the Premises Lease Agreement No. TD0130 between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 22, 2007.

4.97
Supplemental Agreement No. 8 to the Premises Lease Agreement No. TD0130 between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 12, 2008.

4.98(4)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0131 between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated April 16, 2006.

4.99(5)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0131 between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated March 22, 2007.

4.100
Supplemental Agreement No. 5 to the Premises Lease Agreement No. TD0131 between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated May 12, 2008.

4.101(4)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0154 between Beijing Gaoling Estate Development Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd. and KongZhong (China) Co., Ltd., dated April 14, 2006.

4.102(4)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0154 between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 16, 2006.

4.103	Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated March 18, 2009.

4.104	First Amendment to Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated April 9, 2009.

Number	Description of Exhibit

8.1	List of Significant Subsidiaries and Consolidated Entities.

11.1(3)	Code of Business Conduct and Ethics.

12.1	CEO Certification pursuant to Rule 13a – 14(a).

12.2	CFO Certification pursuant to Rule 13a – 14(a).

13.1	CEO Certification pursuant to Rule 13a – 14(b).

13.2	CFO Certification pursuant to Rule 13a – 14(b).

23.1	Consent of King & Wood.

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.3	Consent of American Appraisal China Limited.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.
(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.
(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation as filed with the SEC on June 28, 2005 and incorporated herein by reference thereto.
(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 16, 2006 and incorporated herein by reference thereto.
(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 20, 2007 and incorporated herein by reference thereto.
(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 19, 2008 and incorporated herein by reference thereto.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2009

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

4.1(1)	Shareholders Agreement.

4.2(1)	Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004.

4.3(5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Zhen Huang, Guijun Wang and Yunfan Zhou, dated October 16, 2006.

4.4(1)	Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004.

4.5(5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006.

4.6(1)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.

4.7(5)	Exclusive Technical and Consulting Services Agreement between KongZhong China Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2006.

4.8(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated June 30, 2005.

4.9(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 29, 2005.

4.10(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated September 30, 2005.

4.11(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated December 31, 2005.

4.12(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated February 28, 2006.

4.13(5)
Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.14(5)	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.15(5)	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

Number	Description of Exhibit

4.16(5)	Power of Attorney by Yang Yang, dated March 1, 2005.

4.17	Power of Attorney by Yang Yang, dated October 13, 2008.

4.18(5)	Power of Attorney by Yang Li, dated November 21, 2005.

4.19	Power of Attorney by Yang Li, dated October 13, 2008.

4.20(5)	Power of Attorney by Xuelei Wu, dated November 21, 2005.

4.21	Power of Attorney by Xuelei Wu, dated October 13, 2008.

4.22(5)	Power of Attorney by Yang Li, dated January 28, 2006.

4.23	Power of Attorney by Yang Li, dated October 13, 2008.

4.24(5)	Power of Attorney by Guijun Wang, dated January 28, 2006.

4.25	Power of Attorney by Guijun Wang, dated October 13, 2008.

4.26	Power of Attorney by Jingye Sun, dated September 5, 2008.

4.27	Power of Attorney by Li Ai, dated September 5, 2008.

4.28(5)	Power of Attorney by Linguang Wu, dated October 16, 2006.

4.29	Power of Attorney by Linguang Wu, dated October 13, 2008.

4.30(5)	Power of Attorney by Guijun Wang, dated October 16, 2006.

4.31	Power of Attorney by Guijun Wang, dated October 13, 2008.

4.32	Power of Attorney by Songlin Yang, dated October 13, 2008.

4.33	Power of Attorney by Zhen Huang, dated October 13, 2008.

4.34	Power of Attorney by Jingye Sun, dated October 13, 2008.

4.35	Power of Attorney by Xu Guo, dated April 1, 2009.

4.36	Power of Attorney by Yang Yang, dated April 1, 2009.

4.37	Power of Attorney by Li Ai, dated October 13, 2008.

4.38	Undertaking by Yunfan Zhou with Linguang Wu, Songlin Yang, Guijun Wang and Zhen Huang, dated October 13, 2008.

4.39	Undertaking by Yunfan Zhou with Yang Yang, Jingye and Li Ai, dated October 13, 2008.

4.40	Undertaking by Yunfan Zhou with Yang Li and Xuelei Wu, dated October 13, 2008.

4.41	Undertaking by Yunfan Zhou with Yang Li and Guijun Wang, dated October 13, 2008.

4.42(1)	Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.

4.43(1)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.44(1)	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.

4.45	Technical Service Agreement on Monternet™ WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2008.

4.46
Technical Service Agreement on Short Message Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd, dated May 1, 2008.

4.47
Technical Service Agreement on Monternet™ Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 18, 2008.

4.48
Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated November 11, 2008.

4.49(6)	Technical Service Agreement between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated September 1, 2007.

4.50(6)	Technical Service Agreement between China Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 5, 2007.

4.51(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated May 27, 2004.

4.52(1)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 27, 2004.

4.53(4)
Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., for rooms 01, 02, 03, 09, 10 and 11 on the 7th  floor of the Tengda Building, dated February 25, 2005.

4.54(4)
Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., for rooms 01, 02, 03 and 11 on the 22nd floor of the Tengda Building, dated February 25, 2005.

4.55(4)	Lease Agreement of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 31, 2005.

4.56
Lease Agreement No. DC-ZW-TD-12 of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., for rooms 01, 02, 03, 10 and 11 on the 7th floor of the Tengda Building, dated May 12, 2008.

4.57
Lease Agreement No. DC-ZW-TD-07 of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and KongZhong China Co., Ltd., for room 08 on the 32nd floor of the Tengda Building, dated February 28, 2008.

4.58
Supplemental Agreement No. 2 to the Lease Agreement No. DC-ZW-TD-07 of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and KongZhong China Co., Ltd., for room 08 on the 32nd floor of the Tengda Building, dated May 12, 2008.

Number	Description of Exhibit

4.59
Lease Agreement No. DC-ZW-TD-06 of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing Xinrui Technology Co., Ltd. for room 08 on the 8th floor of the Tengda Building, dated February 28, 2008.

4.60
Supplemental Agreement No. 2 to the Lease Agreement No. DC-ZW-TD-06 of Tengda Building between Beijing Gaoling Estate Development Co., Ltd. and Beijing Xinrui Technology Co., Ltd. for room 08 on the 8th floor of the Tengda Building, dated May 12, 2008.

4.61
Joint Lease Agreement among Beijing Gaoling Estate Development Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Beijing Boya Wuji Technologies Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Beijing Xinrui Network Technology Co., Ltd., KongZhong China Co., Ltd., Beijing Chengxitong Information Technology Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated August 28, 2008.

4.62(6)	Form of Employment Agreement.

4.63(6)	Form of Confidentiality and Non-Compete Agreement.

4.64(5)	Capital Contribution Transfer Agreement among Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang, dated October 16, 2006.

4.65(4)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Li Yang, Wu Xuelei and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.66(4)
Share Purchase Agreement among KongZhong Corporation, Wang Gui Jun, Li Yang, Sharp Edge Group Limited, Anjian Xingye Technology (Beijing) Co., Ltd., Beijing Xinrui Network Technology Co., Ltd., the Xinrui Shareholders, Ho Chi Sing, Sun Jing Ye and Ai Li, dated January 26, 2006.

4.67(4)	Exclusive Technical and Consulting Services Agreement among Anjian Xingye Technology (Beijing) Co., Ltd. and Beijing Xinrui Network Technology Co., Ltd., dated January 26, 2006.

4.68(4)	Share Disposition Agreement among Anjian Xingye Technology (Beijing) Co., Ltd., Wang Guijun and Li Yang, dated January 28, 2006.

4.69(4)	Share Pledge Agreement among Anjian Xingye Technology (Beijing) Co., Ltd., Wang Guijun and Li Yang, dated January 26, 2006.

4.70(4)	Business Operations Agreement among Anjian Xingye Technology (Beijing) Co., Ltd., Beijing Xinrui Network Technology Co., Ltd., Wang Guijun and Li Yang, dated January 26, 2006.

4.71(4)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.72(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.73(4)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.74(5)	Capital Contribution Transfer Agreement among Zhen Huang, Yunfan Zhou and Beijing AirInbox Information Technologies Co., Ltd., dated October 27, 2006.

4.75(5)	Capital Contribution Transfer Agreement among Linguang Wu, Guijun Wang, Hai Qi and Yang Yang, dated June 29, 2006.

Number	Description of Exhibit

4.76	Capital Contribution Transfer Agreement among Hai Qi, Jingye Sun, Li Ai and Yang Yang, dated September 5, 2008.

4.77(5)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang and Hai Qi, dated June 29, 2006.

4.78
Amendment to Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.79(4)
Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Wireless Interactive Network Technologies Co., Ltd., dated February 28, 2005.

4.80(5)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang and Hai Qi, dated June 29, 2006.

4.81
Amendment to Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.82(5)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang and Hai Qi, dated June 29, 2006.

4.83
Amendment to Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.84	Capital Contribution Transfer Agreement among Shaoying Zhang, Yanli You, Xu Guo and Yang Yang, dated March 27, 2009.

4.85	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Xu Guo, Yang Yang and Shanghai Mailifang Communications Ltd., dated April 1, 2009.

4.86	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Shanghai Mailifang Communications Ltd., dated April 1, 2009.

4.87	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Shanghai Mailifang Communications Ltd., Xu Guo and Yang Yang, dated April 1, 2009.

4.88	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Shanghai Mailifang Communications Ltd., Xu Guo and Yang Yang, dated April 1, 2009.

4.89(4)	Lease Agreement between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 16, 2006.

4.90(4)
Supplemental Agreement No. 1 to the Premises Lease Agreement No. TD0196 between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 16, 2006.

4.91(5)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0196 between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 22, 2007.

4.92
Supplemental Agreement No. 4 to the Premises Lease Agreement No. TD0196 between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 12, 2008.

Number	Description of Exhibit

4.93(4)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0155 between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 16, 2006.

4.94(4)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0175 between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 16, 2006.

4.95(4)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0130 between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 16, 2006.

4.96(5)
Supplemental Agreement No. 5 to the Premises Lease Agreement No. TD0130 between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 22, 2007.

4.97
Supplemental Agreement No. 8 to the Premises Lease Agreement No. TD0130 between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 12, 2008.

4.98(4)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0131 between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated April 16, 2006.

4.99(5)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0131 between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated March 22, 2007.

4.100
Supplemental Agreement No. 5 to the Premises Lease Agreement No. TD0131 between Beijing Gaoling Estate Development Co., Ltd. and KongZhong Information Technologies (Beijing) Co., Ltd., dated May 12, 2008.

4.101(4)
Supplemental Agreement No. 2 to the Premises Lease Agreement No. TD0154 between Beijing Gaoling Estate Development Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd. and KongZhong (China) Co., Ltd., dated April 14, 2006.

4.102(4)
Supplemental Agreement No. 3 to the Premises Lease Agreement No. TD0154 between Beijing Gaoling Estate Development Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 16, 2006.

4.103	Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated March 18, 2009.

4.104	First Amendment to Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated April 9, 2009.

8.1	List of Significant Subsidiaries and Consolidated Entities.

11.1(3)	Code of Business Conduct and Ethics.

12.1	CEO Certification pursuant to Rule 13a – 14(a).

12.2	CFO Certification pursuant to Rule 13a – 14(a).

13.1	CEO Certification pursuant to Rule 13a – 14(b).

13.2	CFO Certification pursuant to Rule 13a – 14(b).

23.1	Consent of King & Wood.

Number	Description of Exhibit

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.3	Consent of American Appraisal China Limited.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.
(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.
(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation as filed with the SEC on June 28, 2005 and incorporated herein by reference thereto.
(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 16, 2006 and incorporated herein by reference thereto.
(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 20, 2007 and incorporated herein by reference thereto.
(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 19, 2008 and incorporated herein by reference thereto.

KONGZHONG CORPORATION

Report of Independent Registered Public Accounting
Firm and Consolidated Financial Statements
For the years ended December 31, 2006, 2007 and 2008

KONGZHONG CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
KONGZHONG CORPORATION

We have audited the accompanying consolidated balance sheets of KongZhong Corporation and its subsidiaries and variable interest entities (the "Company") as of December 31, 2007 and 2008 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2006, 2007 and 2008.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of KongZhong Corporation and its subsidiaries and variable interest entities at December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment".  In addition, effective January 1, 2007, the Company adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109".

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, The People's Republic of China
April 24, 2009

KONGZHONG CORPORATION

CONSOLIDATED BALANCE SHEETS
(In US dollars)

	As of December 31,
	2007	2008
Assets

Current assets
Cash and cash equivalents	$122,342,672	$136,054,274
Accounts receivables, net of allowance of $Nil as of December 31, 2007 and 2008	14,992,907	16,196,043
Prepaid expenses and other current assets	4,498,117	3,389,158
Total current assets	141,833,696	155,639,475
Rental deposits	446,816	524,182
Property and equipment, net	3,426,451	3,369,260
Long-term investments	-	2,962,994
Goodwill	34,918,685	15,683,081
Acquired intangible assets, net	1,266,274	673,438
Total assets	$181,891,922	$178,852,430

Liabilities and shareholders' equity

Current liabilities
Accounts payable	$5,596,931	$10,792,226
Accrued expenses and other current liabilities	5,001,149	6,729,485
Income tax payable	695,054	586,946
Total current liabilities	$11,293,134	$18,108,657

Commitments and contingencies

Non-current deferred tax liability	123,022	55,555
Total liabilities	$11,416,156	$18,164,212

Ordinary shares ($0.0000005 par value; 1,000,000,000,000 shares authorized, 1,423,156,120 and 1,434,232,520 shares issued and outstanding in 2007 and 2008, respectively)	711	717
Additional paid-in capital	84,729,618	86,250,897
Accumulated other comprehensive income	13,764,239	23,115,698
Statutory reserve	6,764,705	7,392,442
Retained earnings	65,216,493	43,928,464
Total shareholders' equity	170,475,766	160,688,218
Total liabilities and shareholders' equity	$181,891,922	$178,852,430

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In US dollars)

	For the years ended December 31,
	2006	2007	2008

Revenues	$106,769,217	$74,016,944	$96,689,684
Cost of revenues	(47,665,422)	(36,495,577)	(51,612,494)
Gross profit	59,103,795	37,521,367	45,077,190
Operating expenses
Product development (including share-based compensation expense of $547,735 , $840,075 and $1,006,126 for 2006, 2007 and 2008, respectively)	(12,026,262)	(12,535,242)	(15,180,775)
Selling and marketing (including share-based compensation expense of $425,375 $706,385 and $488,927 for 2006, 2007 and 2008, respectively)	(16,755,155)	(18,094,164)	(21,338,924)
General and administrative (including share-based compensation expense of $665,129 ,$1,003,858 and $785,506 for 2006, 2007 and 2008, respectively)	(9,105,184)	(7,220,991)	(11,639,983)
Goodwill impairment loss	-	-	(21,623,279)
Total operating expenses	(37,886,601)	(37,850,397)	(69,782,961)
Income (loss) from operations	21,217,194	(329,030)	(24,705,771)
Other expenses, net	(49,056)	-	-
Interest income	3,866,908	3,809,972	4,897,409
Gain on sales of investment	1,240,805	207,631	-
Net income (loss) before income taxes	26,275,851	3,688,573	(19,808,362)
Income taxes expense	1,584,206	856,829	851,930
Net income (loss)	$24,691,645	$2,831,744	$(20,660,292)
Net income (loss) per share, basic	$0.02	$0.00	$(0.01)
Net income (loss) per share, diluted	$0.02	$0.00	$(0.01)
Weighted average shares used in calculating basic net income (loss) per share	1,399,872,743	1,423,156,120	1,424,581,293
Weighted average shares used in calculating diluted net income (loss) per share	1,418,255,296	1,430,910,421	1,424,581,293

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUTY AND COMPREHENSIVE INCOME
(In US Dollars)

				Accumulated
			Additional	other			Total
	Ordinary shares		paid-in	comprehensive	Statutory	Retained	shareholders'	Comprehensive
	Shares	Amount	capital	income	reserve	earnings	equity	income/(loss)

Balance as of January 1, 2006	1,384,523,600	$692	$78,174,402	$1,140,822	$4,573,506	$39,884,303	$123,773,725	$23,315,096
Issuance of ordinary shares upon exercise of employee options	38,632,520	19	2,214,481	-	-	-	2,214,500
Share-based compensation recognized	-	-	1,638,239	-	-	-	1,638,239
Provision for statutory reserve	-	-	-	-	1,535,145	(1,535,145)	-
Foreign currency translation adjustments	-	-	-	3,458,873	-	-	3,458,873	$3,458,873
Net income	-	-	-	-	-	24,691,645	24,691,645	24,691,645
Balance as of December 31, 2006	1,423,156,120	$711	$82,027,122	$4,599,695	$6,108,651	$63,040,803	$155,776,982	$28,150,518
Issuance of ordinary shares upon exercise of employee options	-	-	152,178	-	-	-	152,178
Share-based compensation recognized	-	-	2,550,318	-	-	-	2,550,318
Provision for statutory reserve	-	-	-		656,054	(656,054)
Foreign currency translation adjustments	-	-	-	9,164,544	-	-	9,164,544	$9,164,544
Net income	-	-	-	-	-	2,831,744	2,831,744	2,831,744
Balance as of December 31, 2007	1,423,156,120	$711	$84,729,618	$13,764,239	$6,764,705	$65,216,493	$170,475,766	$11,996,288
Repurchase of ordinary shares	(8,923,600)	(4)	(760,208)	-	-	-	(760,212)
Issuance of ordinary shares for share-based compensation	20,000,000	10	928	-	-	-	938
Share-based compensation recognized	-		2,280,559	-	-		2,280,559
Provision for statutory reserve	-	-	-	-	627,737	(627,737)	-
Foreign currency translation adjustments	-	-	-	9,351,459	-	-	9,351,459	$9,351,459
Net loss	-	-	-	-	-	(20,660,292)	(20,660,292)	(20,660,292)
Balance as of December 31, 2008	1,434,232,520	$717	$86,250,897	$23,115,698	$7,392,442	$43,928,464	$160,688,218	$(11,308,833)

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED CASH FLOW STATEMENTS
(In US dollars)

	For the years ended December 31,
	2006	2007	2008
Operating activities
Net income (loss)	$24,691,645	$2,831,744	$(20,660,292)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,030,399	2,770,100	2,867,914
Gain on sales of investment	(1,240,805)	(207,631)	-
Loss (gain) on disposal of property and equipment	16,546	10,639	(19,595)
Provision for impairment of goodwill			21,623,279
Share-based compensation	1,638,239	2,550,318	2,280,559
Changes in operating assets and liabilities
Accounts receivable	2,242,478	(2,514,305)	(123,994)
Prepaid expenses and other current assets	(242,266)	(2,010,090)	1,338,415
Rental deposits	(49,364)	42,946	(45,864)
Accounts payable	2,287,261	(770,063)	4,676,787
Accrued expenses and other liabilities	(4,648,448)	486,899	1,440,881
Income tax payable	284,531	124,768	(856,586)
Net cash provided by operating activities	28,010,216	3,315,325	12,521,504
Investing activities
Purchases of subsidiaries, net of cash acquired	(17,138,978)	(17,000,000)	-
Purchase of long-term investments	-	-	(2,964,118)
Purchase of property and equipment	(2,518,312)	(1,927,726)	(1,878,605)
Proceeds from disposal of property and equipment	-	-	30,822
Proceeds from sales of investment	1,740,805	207,631	-
Net cash used in investing activities	(17,916,485)	(18,720,095)	(4,811,901)
Financing activities
Repurchase of common stock	-	-	(760,212)
Proceeds from exercise of employee stock options	2,214,500	152,178	938
Increase (decrease) in minority interest	(24,165)	-	-
Net cash provided by (used in) financing activities	2,190,335	152,178	(759,274)
Effect of foreign exchange rate changes	1,976,402	6,193,257	6,761,273
Net increase (decrease) in cash and cash equivalents	14,260,468	(9,059,335)	13,711,602
Cash and cash equivalents, beginning of year	117,141,539	131,402,007	122,342,672
Cash and cash equivalents, end of year	$131,402,007	$122,342,672	$136,054,274
Supplemental disclosures of cash flow information
Income taxes paid	$1,309,225	$816,127	$791,927
Acquisition of subsidiaries:
Cash consideration	$17,999,389	$17,000,000	-
Acquisition payable	-	-	-
Total cash consideration	$17,999,389	$17,000,000	-
Consideration satisfied by waiving receivables from former shareholders	$827,643	$-	-
Non-cash investing activities: Assets acquired (including cash of $945,855, intangible assets of $2,415,100 and goodwill of $14,280,764 in 2006)	$20,527,937	$-	$-
Liabilities assumed	$(2,528,548)	$-	$-
Total consideration	$17,999,389	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

As of December 31, 2008, details of the Company's significant majority-owned subsidiaries and variable interest entities are as follows:

	Incorporation		Shareholder/owner's
	or acquisition	Shareholder/	relationship
Name	date/place	nominee owner	with the Company	Legal ownership	Principal activities
				%

Subsidiaries of the Company:
KongZhong Beijing	July 29, 2002	KongZhong	-	100	Providing consulting
	the PRC				and technology services

KongZhong China	June 10, 2005	KongZhong	-	100	Providing consulting
	the PRC				and technology services

Anjian Xingye (Beijing)	November 28, 2005	KongZhong	-	100	Providing consulting
Co., Ltd.	the PRC				and technology services
("Beijing Anjian Xingye") (Note iv)

Variable interest entities ("VIE"):
Beijing AirInbox Information	April 4, 2002	Linguang Wu	Employee	45	Providing wireless
Technologies Co., Ltd.	the PRC	SonglinYang	Uncle of Nick Yang, President	42	value-added services
("Beijing AirInbox") (Note (i))		Guijun Wang	Employee	10	to mobile phone users
		Zhen Huang	Wife of Nick Yang, President	3

Beijing Wireless Interactive	November 28, 2003	Yang Yang	Employee	40	Providing wireless
Network Technologies Co., Ltd.	the PRC	Jingye Sun	Employee	30	value-added services
("Beijing WINT") (Note (ii))		Li Ai	Former employee	30	to mobile phone users

Beijing Chengxitong	June 23, 2004	Yang Li	Employee	90	Providing wireless
Information	the PRC	Xuelei Wu	Employee	10	value-added services
Technology Co., Ltd.					to mobile phone users
("Beijing Chengxitong") (Note (iii))

Beijing Xinrui Network	December 17, 2003	Guijun Wang	Employee	51	Providing wireless
Technology Co., Ltd.	the PRC	Yang Li	Employee	49	value-added services
("Beijing Xinrui") (Note (iv))

Subsidiaries of VIE:
Beijing Boya Wuji	March 29, 2004	Beijing AirInbox	VIE	100	Providing wireless
Technologies Co., Ltd.	the PRC				value-added services
("Beijing Boya Wuji") (Note (v))

Tianjin Mammoth Technology	June 12, 2002	Beijing AirInbox	VIE	95	Mobile games
Co., Ltd. ("Tianjin Mammoth")	the PRC	Beijing WINT	VIE	5	developing
(Note (vi))

Beijing Shiyuan Leya	July 30, 2008	Beijing Xinrui	VIE	100	Providing
Culture Communication Co., Ltd.	the PRC				media services
("Beijing Shiyuan Leya ")
(Note (vii))

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Notes:

(i)
PRC regulations prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services.  To comply with these regulations the Company conducts majority of its activities through Beijing AirInbox, a variable interest entity established by KongZhong through nominated owners on April 4, 2002.  Beijing AirInbox provides wireless value-added services to PRC's mobile phone users.  Upon establishment Beijing AirInbox was legally owned directly by three PRC citizens nominated by KongZhong, Yunfan Zhou, the Company's then Chief Executive Officer, Songlin Yang, the uncle of Nick Yang, the Company's President, and Leilei Wang, who held 35%, 35% and 30%, respectively, of Beijing AirInbox's total outstanding shares.  In September 2003, Leilei Wang transferred his 30% equity interest in Beijing AirInbox to Yunfan Zhou and Zhen Huang, the wife of Nick Yang, in portions of 15% each.  In April 2004, the registered capital of Beijing AirInbox was increased from $0.3 million (RMB2 million) to $1.2 million (RMB10 million).  The increased registered capital was contributed from Songlin Yang and Yang Cha, a PRC citizen and employee of the Company, for $0.4 million (RMB3.5 million) and $0.5 million (RMB4.5 million), respectively.  In October, 2006, Yang Cha transferred his $0.5 million (RMB4.5 million) to Linguang Wu, an employee of the Company.  In October, 2006, Yunfan Zhou transferred his $0.1 million (RMB1million) to Guijun Wang, an employee of the Company.

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

(ii)
In February 2005, the Company completed the acquisition of all outstanding shares of Beijing WINT through nominated owners (see Note 3(a)), and entered into a series of contractual arrangements, pursuant to which, Beijing WINT became the Company's variable interest entity.  Beijing WINT provides wireless value-added services to PRC's Mobile phone users.  Beijing WINT is legally owned directly by three PRC citizens nominated by KongZhong.  As of December 2005, Yang Yang, Linguang Wu and Guijun Wang held 40%, 30% and 30% equity interest of Beijing WINT, respectively.  In July 2006, Linguang Wu and Guijun Wang transferred their shares to Hai Qi.  As of December 2006, Hai Qi and Yang Yang held 60% and 40% equity interest of Beijing WINT, respectively.  In Septermber 2008, Hai Qi transferred his shares to Jingye Sun and Li Ai.  As of December 2008, Yang Yang, Jingye Sun and Li Ai held 40%, 30% and 30% equity interest of Beijing WINT, respectively.

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
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Notes: - continued

(v)
In March 2004, the Company established another variable interest entity, Beijing Boya Wuji, through nominated owners.  KongZhong Beijing entered into a series of contractual arrangements, pursuant to which Beijing Boya Wuji became the Company's variable interest entity.  Beijing Boya Wuji provides wireless value-added services to PRC's mobile phone users and a license was obtained from the PRC government in April 2004.  Upon establishment Beijing Boya Wuji was legally owned directly by two PRC citizens nominated by KongZhong, Yunfan Zhou and Zhen Huang held 50% and 50%, respectively, of Beijing Boya Wuji.  The investment by these two individuals has been done through their personal funds with no loans provided by the Company.  Accordingly, the investment amount of $120,815 has been included as a minority interest.  In January 2005, 80% of the equity interest of Beijing Boya Wuji held by the nominated owners was transferred to Beijing AirInbox for an aggregate amount of RMB800,000 ($96,650).  In October 2006, the remaining 20% of the equity interest of Beijing Boya Wuji held by the nominated owners was transferred to Beijing AirInbox for an aggregate amount of RMB200,000 ($24,165).  Beijing Boya Wuji became a subsidiary of Beijing AirInbox.

(vi)	On May 24, 2005, the Company's VIE, Beijing AirInbox and Beijing WINT acquired 95% and 5%, respectively, of the outstanding equity interest of Tianjin Mammoth (see Note 3(b)).

(vii)	On July 30, 2008, the Company's VIE, Beijing Xinrui established its own subsidiary, Beijing Shiyuan Leya, and is the 100% owner of Beijing Shiyuan Leya.

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

In January 2003, the Financial Accounting Standard Board ("FASB") issued Interpretation FIN No. 46, "Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51" which required certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 was effective for all new variable interest entities created or acquired after December 15, 2003.  In December 2003, the FASB issued FIN 46 (revised) which deferred the implementation date to the end of the first reporting period after March 15, 2004 unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ended December 31, 2003.  However, the Company has elected to retroactively apply FIN 46 and consolidate all of its variable interest entity, including Beijing AirInbox from its inception and all the other VIEs from their respective acquisition dates.

The following financial statement amounts and balances of KongZhong's VIEs were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	Years Ended December 31,
	2007	2008
	$	$

Total assets	77,595,022	85,065,654
Total liabilities	15,818,940	16,154,177

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Years Ended December 31,
	2006	2007	2008
	$	$	$

Gross revenue	109,184,587	73,647,938	97,680,826
Net income	15,060,163	227,727	2,877,745

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, and its VIEs.  All inter-company transactions and balances have been eliminated upon consolidation.

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

Fair value

The Company adopted SFAS No. 157 "Fair Value Measurements" on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

SFAS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  SFAS 157 establishes three levels of inputs that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

Acquired intangible assets, net

Acquired intangible assets which mainly represent agreements with operators and completed product technologies as detailed in Note 6, is carried at cost, less accumulated amortization.  The amortization of acquired intangible assets is recognized over the expected useful lives of the assets.

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

In light of the adverse conditions in global capital markets in 2008, the Company compared the sum of the expected undiscounted future cash flows from the use of the Company’s long-lived assets with the carrying amount of such assets and concluded that no impairment was required.  The Company did not record any impairment loss during the years ended December 31, 2006, 2007 and 2008.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

SFAS No. 142,"Goodwill and Other Intangible Assets" ("SFAS 142"), requires the Company to complete a two-step goodwill impairment test.  The first step compares the fair value of each reporting unit (operating segment or one level below an operating segment) to its carrying amount, including goodwill.  If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill.  The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.  This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities.  An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.  We performed annual impairment assessments of the carrying value of the goodwill recorded in connection with various acquisitions as required under SFAS 142 in December 2006, 2007 and 2008.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investment

For investments in investees over which the Company does not have significant influence, the Company carries the investments at cost.  The Company reviews the long-term investments for impairment whenever events or circumstances indicate that an other-than-temporary decline has occurred.  An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made.  The fair value of the investment would then become the new cost basis of the investment.  No impairment charges were recorded during the years ended December 31, 2006, 2007 and 2008.

Revenue recognition and cost of revenues

The Company's revenues are primarily derived from entertainment-oriented wireless value-added services ("WVAS"), wireless internet services ("WIS") and mobile games services.

(i)	Wireless value-added services ("WVAS")

Wireless value-added services revenues are derived from providing personalized interactive entertainment, media and community services primarily to mobile phone customers of China Mobile Communication Corporation and its various subsidiaries ("China Mobile"), China United Telecommunications Corporation ("China Unicom"), China Telecommunications Corporation ("China Telecom"), and China Network Communications Company Corporation ("China Netcom") (collectively, the "Mobile Operator").

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

The Mobile Operator remits to the Company only amounts net of the allowance such Mobile Operator has made for the doubtful debts in respect of the amounts due to the Company from its customers, net of the Mobile Operator's fees for the services provided to the Company, including billing and collection services, and net of the Mobile Operator’s transmission charges.  China Unicom, China Telecom and China Netcom do not provide an itemized analysis of their remittances and the Company is therefore unable to determine what allowance, if any, for doubtful or bad debts should be recorded with respect to services delivered through them.  China Mobile sometimes specifies the allowance it makes for doubtful debts.  However, it did so only from the second quarter of 2007 to the second quarter of 2008.  Accordingly, recognition of revenues is based upon the amounts reported on the Mobile Operator's monthly statements to the Company, which are net of doubtful debts and represent the amounts the Company reasonably believes will be collected.

The Company records the following fees paid to the Mobile Operator as cost of revenues:

•	Service fees paid to the Mobile Operator which are charged to us as a percentage, ranging from 15% to 52%, of gross revenues less bad debts.

•	Fixed transmission fees that are charged on a basis of each transmission (regardless whether the customers can be billed or pay the Mobile Operator).

In addition, cost of revenues includes amounts paid to content providers and certain payments to handset manufacturers with whom the Company has cooperation agreements.

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

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition and cost of revenues - continued

(iii)	Mobile Games

The Company recognizes revenues from providing two kinds of mobile games services: downloadable mobile games and online mobile games.  Mobile phone users download the first kind of mobile games in the same manner as the WVAS and the Company recognizes revenues from such mobile games services in the same way as the WVAS revenues are recognized.  Online mobile games are massively multiplayer online role-playing games that are free-to-play model for mobile phone users.  The Company recognizes revenues from online mobile games when mobile phone users purchase in-game merchandise or premium features and the Company delivers such merchandise or features to the mobile phone users.  The Company derived the majority of its revenues from mobile games services from downloadable mobile games for all the periods presented.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.  Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

Foreign currency translation

The functional and reporting currency of KongZhong is US dollar.  The functional currency of the KongZhong's subsidiaries in the PRC is Renminbi ("RMB").

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

Foreign currency risk

The RMB is not a freely convertible currency.  The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies.  The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.  The cash and cash equivalents of the Company included aggregate amounts of RMB629,590,379 and RMB713,042,699 at December 31, 2007 and 2008, respectively, which were denominated in RMB.

Product development expenses

Product development expenses consist primarily of the compensation and related costs for employees associated with the development and programming of mobile data content and are expensed as incurred.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109".  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted.  The Company adopted FIN 48 effective January 1, 2007.  The adoption of FIN 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on the Company's accounting for income taxes for the year ended December 31, 2007 and 2008.  The Company did not incur any interest or penalties related to potential underpaid income tax expenses, and also does not expect to have a significant increase or decrease on the unrecognized tax benefits within 12 months from December 31, 2008.

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

Advertising costs

The Company expenses advertising costs as incurred.  Total advertising expenses were $4,209,069, $4,135,705 and $2,777,670 for the years ended December 31, 2006, 2007 and 2008, respectively, and have been included as part of selling and marketing expenses.

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

The Company adopted SFAS 123R using the modified-prospective method of recognition of compensation expense related to share-based payments.  Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with SFAS No. 123, "Accounting for Stock-based Compensation", or SFAS 123,and (b) compensation expense for all stock-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair vale estimated in accordance with the provisions of SFAS 123(R).  The consolidated statements of income for the years ended December 31, 2006, 2007 and 2008 reflect the impact of adopting SFAS 123R.

SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is principally recognized as expense ratably over the requisite service periods.  The Company has estimated the fair value of stock options as of the date of grant or assumption using the Black-Scholes option pricing model, which was developed for use in estimating the value of traded options that have no vesting restrictions and that are freely transferable.  The Black-Scholes model considers, among other factors, the expected life of the award and the expected volatility of our stock price.  Although the Black-Scholes model meets the requirements of SFAS 123R and SAB 107 "Share-Based Payment,” the fair values generated by the model may not be indicative of the actual fair values of our equity awards.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
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

Recently issued accounting standards

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements".  Effective January 1, 2008, the Company adopted the measurement and disclosure other than those requirements related to nonfinancial assets and liabilities in accordance with guidance from FASB Staff Position 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of fiscal year 2009.  The Company does not believe that the adoption of SFAS No. 157 for nonfinancial assets and liabilities would have a significant effect on its consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141R, "Business Combination", to improve reporting creating greater consistency in the accounting and financial reporting of business combinations.  The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination.  SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  An entity may not apply it before that date.  The Company does not believe that the adoption of SFAS No. 141R would have a significant effect on its consolidated financial position or results of operations.
.
In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements.  Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transaction.  SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  Earlier adoption is prohibited.  The Company does not believe that the adoption of SFAS No. 160 would have a significant effect on its consolidated financial position or results of operations.

In April 2008, the FASB issued FASB Staff Position FAS142-3, "Determination of the Useful Life of Intangible Assets".  This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets".  This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  Early adoption is prohibited.  The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date.  The Company does not believe that the adoption of FASB Staff Position FAS142-3 would have a significant effect on its consolidated financial position or results of operations.

At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6").  Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS No. 141R and SFAS No. 160, questions have arisen regarding the application of that accounting guidance to equity method investments.  EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method.  EITF 08-6 is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008.  Early adoption is not permitted.  The Company does not believe that the adoption of EITF 08-6 will have a significant effect on its consolidated financial position or results of operations.

In November 2008 the FASB ratified EITF Issue No. 08-7, Accounting for Defensive Intangible Assets, or EITF 08-7.  EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them.  As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting which should be amortized to expense over the period the asset diminished in value.  Defensive intangible assets must be recognized at fair value in accordance with SFAS 141R and SFAS 157.  EITF 08-7 is effective for financial statements issued for fiscal years beginning after December 15, 2008.  The Company does not believe that the adoption of EITF 08-7 would have a significant effect on its consolidated financial position or results of operations.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards - continued

On April 9, 2009, the FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2, or FSP No. FAS 115-2 and FAS 124-2 "Recognition and Presentation of Other-Than-Temporary Impairments." This FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.  This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities.  The FSP will be effective on April 1, 2009.  This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption.  In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption.  The Company does not believe that the adoption of FSP No. FAS 115-2 and FAS 124-2 would have a significant effect on its consolidated financial position or results of operations.

On April 9, 2009, the FASB issued FASB Staff Position No. FAS 157-4, or FSP No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly." This FSP provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased.  This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly.  This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  This FSP will be effective on April 1, 2009 and will be applied prospectively.  This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption.  In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption.  The Company does not believe that the adoption of FSP No. FAS 157-4 would have a significant effect on its consolidated financial position or results of operations.

3.	ACQUISITIONS

Sharp Edge

In January 2006, the Company acquired a 100% equity interest in Sharp Edge, a company incorporated in the British Virgin Islands and based in Beijing which provides wireless value-added services through its wholly owned subsidiary, Beijing Anjian Xingye, and its VIE, Beijing Xinrui. The purchase price was $35,827,032, consisting of $34,999,389 in cash and $827,643 satisfied by waiving receivables from former shareholders.  The Company paid cash consideration of approximately $7 million, $11 million and $17 million during the first quarter and third quarter of 2006 and the first quarter of 2007, respectively.  The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition.  The results of operations from the acquisition date have been included in the Company's consolidated financial statements.  Following the acquisition, the incorporation of Sharp Edge was deregistered in the British Virgin Islands and the Company directly holds Anjian Xingye as its WOFE.  Beijing Xinrui has entered into a series of contractual arrangements with Beijing Anjian Xingye, pursuant to which, Beijing Xinrui became the Company's variable interest entity.  The purchase price was allocated as follows:

Tangible assets acquired (including cash of $945,855)	$3,832,073
Acquired intangible assets:
Partnership agreement	1,982,100
Non-compete agreement	303,700
Content agreements	5,900
Self-developed contents	37,700
Operating platforms	76,700
Licenses	9,000
Liabilities assumed	(2,390,513)
Non current deferred tax liability	(138,035)
Goodwill	31,280,764
Total	$34,999,389

The purchase price allocation and intangible asset valuations for the acquisition described above were based on a valuation analysis prepared by American Appraisal China Limited, a third party valuation firm.  The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of Company shares approach.  The Company has incorporated certain assumptions which include projected cash flows and replacement costs.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

3.	ACQUISITIONS - continued

Pro forma

The following summarized unaudited pro forma results of operations for the year ended December 31, 2006 assuming that all significant acquisitions during the year ended December 31, 2006 occurred as of January 1, 2006.  These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2006, nor is it indicative of future operating results.

For the years
ended December 31,
2006
(unaudited)

Revenues	$107,531,729
Net income	$25,130,012
Income per share - basic	$0.02
Income per share - diluted	$0.02

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2007	2008

Advance to suppliers	$1,012,139	$670,418
Staff advances	858,300	282,909
Rental and other deposits	670,658	663,975
Interest receivables	677,603	1,589,513
Prepayments	1,229,767	122,546
Other current assets	49,650	59,797
	$4,498,117	$3,389,158

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2007	2008

Computer and transmission equipment	$6,988,939	$9,156,632
Furniture and office equipment	1,105,264	1,186,656
Motor vehicles	606,996	574,867
Leasehold improvements	1,430,280	1,712,615
Communication equipment	310,374	356,644
Office building	588,648	629,064
	11,030,501	13,616,478
Less: accumulated depreciation	(7,604,050)	(10,247,218)
	$3,426,451	$3,369,260

Depreciation expenses for the years ended December 31, 2006, 2007 and 2008 are $2,347,737, $1,891,293 and $2,173,698 respectively.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

6.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	2006			2007			2008
		Accumulated			Accumulated			Accumulated
	Gross	amortization &	Net	Gross	amortization &	Net	Gross	amortization &	Net
	carrying	exchange	carrying	carrying	exchange	carrying	carrying	exchange	carrying	Amortization
	amount	difference	amount	amount	difference	amount	amount	difference	amount	Period

Agreements with Operators	$1,986,600	$(407,322)	$1,579,278	$2,192,126	$(1,052,931)	$1,139,195	$2,342,633	$(1,709,620)	$633,013	4 years
Operating platforms	76,700	(12,067)	64,633	84,604	(32,431)	52,173	90,413	(52,741)	37,672	5 years
Licenses of service providers	25,342	(9,478)	15,864	28,215	(20,342)	7,873	30,152	(28,382)	1,770	3.2 years
Contracts with content providers	8,124	(7,620)	504	8,953	(8,953)	-	9,568	(9,568)	-	1 year
Non-compete agreement	303,700	(133,780)	169,920	335,131	(321,167)	13,964	358,141	(358,141)	-	2 years
Self-developed contents	37,700	(16,640)	21,060	41,563	(39,831)	1,732	44,416	(44,416)	-	2 years
Completed product technologies	289,978	(144,841)	145,137	328,560	(282,927)	45,633	351,118	(351,118)	-	3 years
Contracts with service providers	4,349	(4,349)	-	4,928	(4,928)	-	5,267	(5,267)	-	1 year
Subscriber list	1,002	(1,002)	-	1,135	(1,135)	-	1,213	(1,213)	-	1 year
Trademarks	13,450	(12,221)	1,229	21,540	(15,836)	5,704	33,991	(33.008)	983	1 year
Total	$2,746,945	$(749,320)	$1,997,625	$3,046,755	$(1,780,481)	$1,266,274	$3,266,912	$(2,593,474)	$673,438

The Company recorded amortization expenses of $682,662, $878,807, and $694,216 for the years ended December 31, 2006, 2007 and 2008, respectively.  Assuming no subsequent impairment of the acquired intangible assets recorded as of December 31, 2008, amortization expenses for the years ending December 31, 2009, 2010, 2011 and 2012 are $605,155, $66,776, $1,507 and $0.

7.	LONG-TERM INVESTMENTS

In March 2005, the Company acquired a 10% equity interest in eFriendsNet Entertainment Corp.  ("EFN") for $500,000 for long-term investment purposes.  EFN is primarily engaged in online dating services.  The Company did not exert significant influence over the operating and financial activities of EFN, and accordingly, this was recorded as a long-term investment at cost.  On January 19, 2006, the Company sold the investment in EFN and received cash consideration of $1,740,805, resulting in a gain of $1,240,805 recognized for 2006.  In February 2007, the Company received additional payments of $207,631, which had been contingent upon certain conditions.

In January 2008, the Company signed an agreement with HiU! Media, a company providing residential community direct marketing advertising network and residential community marketing solutions in China, to purchase 9.87% of the total equity interest in HiU! Media for $1,500,000.  The investment was completed in January 2008 and accounted for with the cost method.  Through its investment in HiU! Media, the Company expects to strengthen the Kong.net brand by launching advertisement campaigns on HiU! Media's advertising network.

In July 2008, the Company signed an agreement with Xin Chuang Hang Yuan Technology Co. Ltd. ("XCHY"), a company providing discount e-coupons on mobile phones and Internet in China, to purchase 19.9% of the total equity interest in XCHY for $1,464,118.  The investment was completed in August 2008.  As the Company has no significant influence on XCHY, and accordingly, this was recorded as a long-term investment at cost.  Through its investment in XCHY, the Company expects to provide discount e-coupon services to Kong.net users.

No impairment of the long-term investments was recorded for the years ended December 31, 2006, 2007 and 2008.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

8.	GOODWILL

The change in the carrying amounts of goodwill by reportable segment is as follows:

	WVAS	Mobile Games
	Segment	Segment	Total

Balance as of January 1, 2007	$15,639,478	$196,378	$15,835,856
Goodwill acquired during the year	17,000,000	-	17,000,000
Exchange difference	2,069,277	13,552	2,082,829
Balance as of December 31, 2007	34,708,755	209,930	34,918,685
Impairment loss during the year	(21,623,279)	-	(21,623,279)
Exchange difference	2,373,262	14,413	2,387,675
Balance as of December 31, 2008	$15,458,738	$224,343	$15,683,081

SFAS No. 142 requires that the goodwill impairment assessment be performed at the reporting unit level.  During the year ended December 31, 2008, the Company reorganized its business into three reporting units, consistent with its operating segments, as a result of increasing revenues from mobile games services.  Two of the reporting units, i.e., WVAS and mobile games, have a significant amount of goodwill.  As a result of the financial turmoil and the decreasing market capitalization of the Company, the Company performed a goodwill impairment test in the third quarter of 2008 and determined that its WVAS segment was impaired, thus necessitating a charge of $21,623,279.  The Company estimated the fair values of the reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology.  The discounted cash flows for each reporting unit were based on discrete five year financial forecasts developed by management for planning purposes.  Cash flows beyond the four year and discrete forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies.  Specifically, the income approach valuations included reporting unit cash flow discount rate at approximately 25% and 26%, and terminal value growth rate at 3% and 3% for WVAS and mobile game respectively.  Publicly available information regarding the market capitalization of the Company was also considered in assessing the reasonableness of the cumulative fair values of our reporting units estimated using the discounted cash flow methodology.  The Company re-evaluated the goodwill impairment at its annual goodwill impairment test in December 2008 and determined that there was no additional goodwill impairment as of December 31, 2008.  During the years ended December 31, 2006 and 2007, there was no impairment or impairment indicator present and no goodwill impairment loss was recorded.

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	At December 31,
	2007	2008

Accrued welfare benefits	$1,373,673	$1,684,772
Accrued payroll	1,753,888	1,551,845
Accrued professional service fees	698,571	1,175,973
Other tax payables	1,070,336	2,069,530
Others	104,681	247,365
	$5,001,149	$6,729,485

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

10.	INCOME TAXES

KongZhong is a tax exempted company incorporated in the Cayman Islands.  The subsidiaries and VIEs incorporated in the PRC were governed by the Income Tax Law of the PRC concerning domestic enterprises and the Income Tax Law of the PRC Concerning Foreign-invested Enterprises and Foreign Enterprises as well as various local income tax laws (the "Income Tax Laws") prior to January 1, 2008.  Pursuant to the Income Tax Laws, the PRC enterprises were subject to income tax at a statutory rate of 33% (comprising state income tax of 30% and local income tax of 3%) on PRC taxable income.  However, KongZhong Beijing, KongZhong China, Beijing Anjian Xingye, Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijng Xinrui, Beijing Chengxitong and Tianjin Mammoth enjoyed the benefit from preferential tax treatment as a high technology enterprise and were subject to an income tax rate of 15% with tax exemption and 50% tax relief for certain years.  On March 16, 2007, the National People's Congress adopted the Enterprise Income Tax Law (the "New Income Tax Law"), which became effective on January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises,  by adopting unified income tax rate of 25% for most enterprises.  A summary of the tax concessions available to the PRC entities for the year ended December 31, 2008 is as follows:

	Chinese	Concession from	Year of
	Statutory	Chinese Statutory	commencement
PRC entities	income tax rate	income tax	of tax holiday
	(%)

KongZhong Beijing	15	50% tax relief in 2008	2003

KongZhong China	25	None	N/A

Beijing Anjian Xingye	25	None	N/A

Wukong Shentong Search	25	None	N/A

Beijing AirInbox	15	None	N/A

Beijing Boya Wuji	25	None	N/A

Beijing WINT	25	None	N/A

Beijing Chengxitong	25	None	N/A

Beijing Xinrui	15	50% tax relief in 2008	2004

Tianjin Mammoth	15	None	N/A

Beijing Shiyuan Leya	25	None	N/A

In accordance with the implementation rules of the New Income Tax Law, the Company's various PRC entities that previously qualified for "high and new technology enterprise" ("HNTE status ") and were granted the preferential tax treatments may not continue to qualify as "high and new technology enterprise strongly supported by the State" under the new rules.  However, in 2008 the Company's various PRC entities, including KongZhong Beijing, Beijing AirInbox, Beijing Xinrui and Tianjin Mammoth have been newly announced HNTE status by the PRC tax authority.

The HNTE status would allow qualifying China based enterprises to use a 15% tax rate for three years.  At the conclusion of the three year period, the qualifying enterprises have the option to renew for an additional three years through a simplified application process if the company's business operations continue to qualify for HNTE status.  After the first six years, enterprises would have to go through a new application process in order to renew their HNTE status.

The principal components of the deferred income tax assets and liabilities are as follows:

	At December 31,
	2007	2008

Deferred tax assets
Depreciation and amortization	$179,076	$384,169
Net operating loss carry forwards	177,502	755,413
Deferred tax assets	356,578	1,139,582
Valuation allowance	(356,578)	(1,139,582)
Deferred tax assets, net	$-	$-

Deferred tax liabilities
Depreciation and amortization	$123,022	$55,555

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

10.	INCOME TAXES - continued

The Company operates through multiple subsidiaries and variable interest entities and the valuation allowance is considered on each individual subsidiary and variable interest entity basis.  A full valuation allowance has been established because the Company believes that either it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in future, or the amount involved is not significant.  The tax losses carried forward as of December 31, 2007 and 2008 amount to $535,226 and $5,381,903 and will expire by 2012 and 2013 respectively.

A reconciliation between current income tax expense and the Company's effective tax rate is as follows:

	For the years ended December 31,
	2007	2008

PRC enterprise income tax	33%	(25%)
Effect of tax holiday granted to a PRC subsidiary	(38.5%)	(7.7%)
Tax effect of expenses that are not deductible in determining taxable profit	23.3%	24.5%
Change in valuation allowance	5.4%	3.9%
Effective tax rate for the year	23.2%	(4.3%)

Note:	The domestic income tax rate in the jurisdiction where the operation of the Company is substantially based is used.

If the tax holidays granted to KongZhong, Beijing Airinbox, Tianjin Mammoth and Beijing Xirui were not available, income tax provision and earnings per share amounts would be as follows:

	For the years ended December 31,
	2007	2008

Provision for income taxes	$4,429,863	$2,379,522
Net income per share-basis	$0.00	$(0.02)
Net income per share-diluted	$0.00	$(0.02)

The Company adopted FIN 48 effective January 1, 2007.  The adoption of FIN 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on the Company's accounting for income taxes for the years ended December 31, 2007 and 2008.  The Company did not incur any interest or penalties related to potential underpaid income tax expenses.

Under the New Income Tax law, enterprises are classified as either resident or non-resident.  A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its “de facto management organization” located within the PRC.  Non-resident enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its “de facto management organization” located also outside of the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishment in the PRC.  Under the New EIT Implementation Regulation, “de facto management organization” is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised.  Under the New Income Tax Law and the New EIT Implementation Regulation, a resident enterprise’s global net income will be subject to a 25% EIT rate.  Uncertainties exist with respect to how the New EIT Law applies to the Company's overall operations, and more specifically, with regard to tax residency status.  Additional guidance is expected to be released by the Chinese government in the near future that may clarify how to apply this standard to taxpayers.  Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that its legal entities organized outside of China should be treated as residents for New Income tax Law purposes.  Even if one or more of its legal entities organized outside of China were characterized as China tax residents, none of them had profit; therefore, no significant impact would be expected on the net current tax payable balance and the net deferred tax balance.

If KongZhong were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax.  In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by residents in the Hong Kong SAR, the withholding tax would be 5%.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

10.	INCOME TAXES - continued

Aggregate undistributed earnings of the Company's subsidiaries, VIEs and its VIEs' subsidiaries located in the PRC that are available for distribution to the Company of approximately $53,939,815 at December 31, 2008 are considered to be indefinitely reinvested under APB opinion No. 23, "Accounting for Income Taxes-Special Areas" and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.  The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting over tax basis, including those differences attributable to a more than 50% interest in a domestic subsidiary.  However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means.  The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIE affiliates because the Company believes such excess earnings can be distributed in a manner that would not be subject to tax.

11.	SHAREHOLDER'S EQUITY

Stock options

The Company's 2002 employee equity incentive plan ("2002 Plan") allows the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company.  Options to purchase 105,000,000 ordinary shares are authorized under the 2002 Plan.  In 2005, the shareholders authorized additional 32,000,000 options under the 2002 plan.  Under the terms of the 2002 Plan, options are generally granted at prices equal to the fair market value of the Company's shares listed on the Nasdaq National Market.  Forfeiture or other termination of option may be the subject of the grant of further options.  The majority options will vest over four years where 25% of the options will vest at the end of the first year, 6.25% will vest quarterly in the second year through the fourth years.  The stock options expire 10 years from the date of grant.

In October 2008, the Company cancelled certain options granted under the 2002 Plan, whose exercise prices were under water, and re-granted new options to the affected employees.  The newly re-granted options will vest in 16 equal quarterly installments beginning one calendar quarter after the grant date.  The incremental compensation cost of $726,271 arising from the cancellation and re-grant of options was measured as the excess of the fair value of the re-granted awards over the fair value of the cancelled awards at the cancellation date.  The total compensation cost measured at the date of cancellation and re-grant is the remaining unrecognized share based compensation cost of $1,725,138 plus the incremental cost resulting from the cancellation and replacement, which is amortized over the required service period under the replacement award.

As of December 31, 2008, options to purchase 59,534,640 shares of ordinary shares were outstanding, and options to purchase 29,603,880 ordinary shares were available for future grant.

For stock options granted prior to the initial public offering, the Company performed a valuation analysis to reassess the determination of the market value of the Company's ordinary shares.  The valuation analysis utilized generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company's business.  As a result, prior to January 1, 2006, stock compensation expense was recorded for the excess of the fair value of the ordinary shares over the exercise price of the employee stock options on the grant date.  For stock options granted following the initial public offering, options are granted at the fair market value of the ordinary share at the date of grant determined using the quoted market price of the Company's stock.  Accordingly, there were no compensation charges generated from these option grants under APB 25 before January 1, 2006.  With the adoption of SFAS 123R on January 1, 2006, the Company recognizes compensation costs for share - based awards to employees based on their grant date fair value for all awards granted to employees prior to the adoption of SFAS 123R that remain unvested on January 1, 2006 and for all share-based payments granted after January 1, 2006.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

11.	STOCK OPTIONS AND NONVESTED SHARES - continued

Nonvested Shares

The Company's 2006 Equity Incentive Plan ("2006 Plan") allows the Company to offer a variety of incentive awards to employees, consultants or advisors of the Company.  40,000,000 nonvested ordinary shares are authorized under the 2006 Plan.  In December 2008, the shareholders authorized additional 140,000,000 nonvested ordinary shares under the 2006 Plan.  Forfeiture or other termination of nonvested shares may be the subject of the grant of further nonvested shares.

For the nonvested shares granted in 2008, the fair market value of the grant date was used to determine the cost of the nonvested shares.  As of December 31, 2008, 122,237,500 shares were outstanding and 45,790,000 shares were available for future grant.  The majority of nonvested shares will vest over four years where 25% of the nonvested shares will vest at the end of the first year, and 6.25% will vest quarterly from the second year through the fourth year.

The Company recognizes the compensation costs net of a forfeiture rate and recognizes the compensation costs for those options and nonvested shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the vesting period.  The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates.  Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

Share repurchase

On October 27, 2008, the Company's Board of Directors, authorized to purchase the American Depositary Shares (“ADSs”) of the Company on the open market (the "Purchase Plan").  The number of ADSs to be purchased under the Purchase Plan shall not exceed 4,500,000 ADSs.  The aggregate value of ADSs to be purchased under the Purchase Plan shall not exceed $10,000,000.  During the year ended December 31, 2008, the Company repurchased 8,923,600 shares of its ordinary shares for a total consideration of $760,212.  The shares repurchased by the Company were cancelled in February 2009.

A summary of the stock option activity is as follows:

	Outstanding options
		Weighted	Weighted average
	Number of	average	grant-date
	Options	exercise price	fair value

Options outstanding at January 1, 2006	89,049,750	$0.133	$0.144
Granted	32,400,000	$0.222	$0.221
Forfeited	(15,643,470)	$0.218	$0.237
Exercised	(30,062,480)	$0.074	$0.078
Options outstanding at December 31, 2006	75,743,800	$0.177	$0.184
Granted	23,800,000	$0.117	$0.117
Forfeited	(19,522,980)	$0.207	$0.211
Exercised	(3,256,640)	$0.047	$0.053
Options outstanding at December 31, 2007	76,764,180	$0.156	$0.162
Granted	50,950,280	$0.071	$0.071
Forfeited	(68,161,060)	$0.179	$0.095
Exercised	(18,760)	$0.050	$0.185
Options outstanding at December 31, 2008	59,534,640	$0.057	$0.057

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period.

Option grants	2006	2007	2008

Average risk-free rate of return	4.95%	3.44%	1.56%
Weighted average expected option life	2.68 years	2.72 years	2.39 years
Volatility rate	63%	83%	63%
Dividend yield	-	-	-

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

11.	STOCK OPTIONS AND NONVESTED SHARES - continued

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company and listed comparable companies over a period comparable to the expected term of the options.

(2)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected term of the options.

(3)	Expected term

The expected term was estimated based on historical and other economic data trended into the future.

(4)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(5)	Exercise price

The exercise price of the options was determined by the Company's Board of Directors.

(6)	Fair value of underlying ordinary shares

The closing market price of the ordinary shares of the Company as of the grant date was used as the fair value of the ordinary shares on that date.

The weighted average per share fair value of options granted in each year was as follows:

	For the years ended December 31,
	2006	2007	2008

Stock options	$0.165	$0.159	$0.027

The total intrinsic value of options exercised during the year ended December 31, 2006, 2007 and 2008 was $5,120,749, $343,645 and $633.15 respectively.

The following table summarizes information with respect to stock options outstanding at December 31, 2008:

	Options outstanding				Options exercisable
		Weighted	Weighted			Weighted	Weighted
		average	average	Aggregate		average	average	Aggregate
	Number	exercise	remaining	intrinsic	Number	exercise	remaining	intrinsic
	outstanding	price	contractual life	Value	exercisable	price	contractual life	value
Range of average exercise price
$0.0025	9,716,800	$0.0025		789,490	9,716,800	$0.0025		789,490
$0.0100	2,260,080	$0.0100		166,681	2,260,080	$0.0100		166,681
$0.0500	502,480	$0.0500		16,959	502,480	$0.0500		16,959
$0.0703	45,855,280	$0.0703		619,046	-	$0.0703		-
$0.0875	1,200,000	$0.0875		-	-	$0.0875		-
Total	59,534,640	$0.0571	8.60 years	$1,592,176	12,479,360	$0.0058	3.63 years	$973,130

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

11.	STOCK OPTIONS AND NONVESTED SHARES - continued

A summary of the nonvested shares activity is as follows:

	Number of	Weight average
	Nonvested	grant-date
	shares outstanding	fair value

Nonvested shares outstanding at January 1, 2007	-
Granted	37,280,000	$0.161
Forfeited	(4,520,000)	$0.178
Vested	(360,000)	$0.190
Nonvested shares outstanding at January 1, 2008	32,400,000	$0.158
Granted	104,600,000	$0.087
Forfeited	(3,150,000)	$0.167
Vested	(11,612,500)	$0.165
Nonvested shares outstanding at December 31, 2008	122,237,500	$0.097

The total intrinsic value of shares vested in the year of 2007 and 2008 was $65,250 and $972,547 respectively.

The following table summarizes information with respect to nonvested shares outstanding at December 31, 2008:

	Nonvested share outstanding
		Aggregate
	Number	intrinsic
	outstanding	value

Grant date
February 14, 2007	8,502,500	712,084
June 26, 2007	1,825,000	152,844
November 12, 2007	7,350,000	615,563
September 16, 2008	440,000	36,850
October 20,2008	1,720,000	144,050
December 19, 2008	102,400,000	8,576,000
Total	122,237,500	10,237,391

The Company recorded share-based compensation expenses of $1,638,239, $2,550,318 and $2,280,559 for the years ended December 31, 2006, 2007 and 2008, respectively.  The amount of unvested stock-based compensation currently estimated to be expensed from 2009 through 2012 related to unvested share-based payment awards at December 31, 2008 is $12,034,361.  This amount will be recognized as presented in the following table.

Year
2009	3,543,135
2010	3,479,295
2011	2,763,109
2012	2,248,822
Total	12,034,361

That cost is expected to be recognized over a weighted average period of 3.59 years.  To the extent the actual forfeiture rate is different from the Company's original estimate, share-based compensation related to these awards may require to be adjusted.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

12.	SEGMENT AND GEOGRAPHIC INFORMATION

Segment reporting

Based on the criteria established by Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information", the Company currently operates in three principal operating segments: wireless value-added services ("WVAS"), mobile games and wireless internet services ("WIS").  The wireless value-added services are delivered through the 2.5G mobile networks, which comprise Wireless Application Protocol ("WAP") services and Multimedia Messaging Services ("MMS"), and through 2G technology platforms, which comprise Short Messaging Services ("SMS"), Interactive Voice Response services ("IVR"), and Color Ring Back Tones ("CRBT").  Mobile games services are delivered through online mobile games and downloadable mobile games.  Wireless internet services are delivered through the wireless internet portal Kong.net and other sites owned by the Company.  Business segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance.  The Company does not allocate any assets to its operating segments as management does not believe that allocating these assets is useful in evaluating these segments' performance.  Hence, the Company has not made disclosure of total assets by reportable segment.

During the year ended December 31, 2008, the Company’s revenue from the business of mobile games has increased significantly.  As a result, the Company now allocates resources and assesses performance based on the three operating segments and report three operating segments as compared to two in the prior years.  The revised segment reporting is reflected throughout the consolidated financial statements for all periods presented.  Historical figures are presented in a manner that is consistent with the revised segment reporting.

	For the years ended December 31,
	2006	2007	2008
Revenues
WVAS	$103,974,236	70,178,828	86,911,720
Mobile games	2,505,971	2,835,868	7,743,291
WIS	289,010	1,002,248	2,034,673
	106,769,217	74,016,944	96,689,684
Cost of revenues
WVAS	(45,863,416)	(34,440,328)	(46,985,460)
Mobile games	(1,265,988)	(1,375,886)	(3,479,763)
WIS	(536,018)	(679,363)	(1,147,271)
	(47,665,422)	(36,495,577)	(51,612,494)
Gross profit (loss)
WVAS	58,110,820	35,738,500	39,926,260
Mobile games	1,239,983	1,459,982	4,263,528
WIS	(247,008)	322,885	887,402
	59,103,795	37,521,367	45,077,190
Operating expenses
Product development	(12,026,262)	(12,535,242)	(15,180,775)
Sales and marketing	(16,755,155)	(18,094,164)	(21,338,924)
General and administrative	(9,105,184)	(7,220,991)	(11,639,983)
Goodwill impairment loss	-	-	(21,623,279)
Total operating expenses	(37,886,601)	(37,850,397)	(69,782,961)
Income (loss) from operations	21,217,194	(329,030)	(24,705,771)

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

12.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Product lines

The Company derives revenues principally from providing value-added services, such as entertainment, communication services, personalized media, and various other related products to mobile phone users.  These services are delivered through 2.5G technology platforms including wireless access protocol ("WAP"), multimedia messaging services ("MMS") and Java TM and 2G technology platforms, including short messaging services ("SMS"), interactive voice response ("IVR") and color ring back tone ("CRBT").  Revenues for the years ended December 31, 2006, 2007 and 2008 are as follows:

	For the years ended December 31,
	2006	2007	2008
WVAS
2.5 Generation
- WAP	$26,154,220	$10,554,166	$8,994,099
- MMS	23,134,712	13,253,041	16,664,417
	49,288,932	23,807,207	25,658,516

2 Generation
- SMS	43,308,829	31,339,945	42,228,789
- IVR	6,443,488	10,047,862	10,312,722
- CRBT and others	4,932,987	4,983,814	8,711,692
	54,685,304	46,371,621	61,253,203
Mobile games	2,505,971	2,835,868	7,743,291
WIS	289,010	1,002,248	2,034,674
	$106,769,217	$74,016,944	$96,689,684

13.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share:

	For the years ended December 31,
	2006	2007	2008

Net income (loss) (numerator), basic and diluted	$24,691,645	$2,831,744	$(20,660,292)

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income (loss) per share	1,399,872,743	1,423,156,120	1,424,581,293
Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed conversions of stock options and nonvested shares using the treasury stock method	18,382,553	7,754,301	-
Total weighted average shares used in computing diluted net income (loss) per share	1,418,255,296	1,430,910,421	1,424,581,293

Net income (loss) per share, basic	$0.02	$0.00	$(0.01)

Net income (loss) per share, diluted	$0.02	$0.00	$(0.01)

As of December 31, 2006, 2007 and 2008, the Company had 60,464,840, 82,346,060, and 137,452,493 ordinary share equivalents outstanding, respectively, which could potentially dilute income per share in the future, but which were excluded in the computation of diluted income per share in each period, as they have an anti-dilutive effect.

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

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

14.	CONCENTRATIONS

i.	Dependence on Mobile Operator

The revenue of the Company is primarily derived from cooperative arrangements with the Mobile Operator in the PRC.  The major operators cooperated with the Company are China Mobile, China Unicom, China Telecom and China Netcom.  The Mobile Operator is entitled to a portion of the revenues earned primarily from the transmission of wireless short message and WAP as well as for the billing and collection of services.  If the strategic relationship with the Mobile Operator in the PRC is terminated or scaled-back, or if the Mobile Operator alters the revenue sharing arrangements, the Company's wireless value-added service business would be adversely affected.

Revenues collected through China Mobile for the years ended December 31, 2006, 2007 and 2008 are approximately $81,147,000, $55,434,000 and $72,491,974 representing 76%, 75% and 75% of gross revenues, respectively.

Revenues collected through China Unicom for the years ended December 31, 2006, 2007 and 2008 are approximately $11,724,000, $6,481,000 and $12,260,778 representing 11%, 9% and 13% of gross revenues, respectively.

Revenues collected through China Telecom for the years ended December 31, 2006, 2007 and 2008 are approximately $10,539,000, $7,793,000 and $8,572,156 representing 10%, 11% and 9% of gross revenues, respectively.

Amounts due from China Mobile as of December 31, 2006, 2007 and 2008 amounted to approximately $7,387,000, $10,067,000 and $11,097,096 representing approximately 64%, 67% and 69% of accounts receivable, respectively.

Amounts due from China Unicom as of December 31, 2006, 2007 and 2008 amounted to approximately $2,373,000, $2,511,000 and $1,975,099 representing approximately 21%, 17% and 12% of accounts receivable, respectively.

Amounts due from China Telecom as of December 31, 2006, 2007 and 2008 amounted to approximately $847,000, $1,401,000 and $1,485,733representing approximately 7%, 9% and 9% of accounts receivable, respectively.

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

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Company accrue these benefits based on certain percentages of the employees' salaries.  The total provision for such employee benefit was $646,515 and $404,074 for the years ended December 31, 2007 and 2008, respectively.

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

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

15.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION - continued

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

As of December 31, 2007 and 2008, the total statutory reserve amounted to $6,764,705and $7,392,442, respectively.

16.	COMMITMENT AND CONTINGENCY

i.	Operating lease as lessee

The Company leases certain office premises under non-cancelable leases which expire in 2009  Rental expenses under operating leases for the years ended December 31, 2006, 2007 and 2008 were  $1,795,573,$1,399,781 and $1,773,753, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Year ending
2009	$1,050,041

ii.	Purchase obligations

The Company entered into a series of agreements with content providers to develop wireless value-added services and Wireless Internet services.  A future of minimum purchase obligations payments under non-cancelable purchase agreements were approximately as follows:

Year ending
2009	$3,358,802
2010	$247,087
$3,605,889

iii.	Business tax

The subsidiaries and VIEs incorporated in the PRC are subject to business tax at rates of 3% to 5% on PRC taxable revenues, as defined by the related tax rules and regulations.  The business tax has been accounted for as operating expenses in the consolidated financial statements.  For the years prior to 2007, when determining the PRC taxable revenues, the subsidiaries and VIEs adopted a "net" basis, i.e. deducting certain items of cost of revenues, including service fees and transmission charges paid to the Mobile Operator, from revenues.  However, as the deductible items for business tax purposes are not clearly defined, the Company would be subject to additional tax if the net basis used by the Company was determined inappropriate, which could result in additional expenses in the period of settlement and have an adverse impact on the Company's financial position and results of operations.  Additional business tax payable amounting to $670,084 could arise had the gross revenue been used for business tax calculations for the years prior to 2007.

Since January 1, 2007, the Company has used gross revenues as taxable revenues in the calculations of business tax, which resulted in a growing business tax accrual that may not be required for payment.  The over-accrued business tax amounts will be reversed when the Company believes they are no longer subject to payment upon the expiration of the 10-year statute of limitations for collecting tax.  Such business tax accruals are $306,266 and $875,145 for the years ended December 31, 2007 and 2008.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In US dollars)

17.	SUBSEQUENT EVENTS

Investment from Nokia Growth Partners II, L.P. ("NGP") - On March 18, 2009, the Company issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of $6,775,400. The convertible senior note could be converted into the Company's ordinary  shares. The current conversion price is $0.08915 per ordinary share, subject to possible adjustments. NGP also received a warrant to purchase up to 80 million of the Company’s ordinary shares at $0.125 per ordinary share, exercisable within five years.

Acquisition of Sigma Interactive Inc. ("Sigma") - On January 8, 2009, the Company entered into an agreement with Sigma to acquire 100% of its equity interest for a total consideration of RMB7 million (approximately $1.02 million).  Sigma is engaged in the business of developing technology solutions for mobile Internet, including the development of its on-device portal platform.  Through this acquisition, the Company is expected to obtain Sigma's development team and knowledge of mobile device platforms.  The acquisition was completed in January 2009.

Acquisition of Shanghai Mailifang Communications Ltd. ("Mailifang") - On March 27, 2009, the Company entered into an agreement with Mailifang to acquire 100% of its equity interest for a total consideration of RMB14 million (approximately $2.07 million).  Mailifang is engaged in the business of developing mobile games.  The acquisition was completed in April 2009.