Form 20-F
period 2009-12-31
KONGZHONG CORP
filed 2010-06-04
CIK 1285137

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

As of December 31, 2009, 1,409,396,360 ordinary shares, par value US$0.0000005 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such forward-looking statements include, without limitation, statements that are not historical facts relating to:

•	our ability to successfully execute our business strategies and plans;

•	our financial performance and business operations;

•	our development and capital expenditure plans;

•	the expected benefit and future prospects of our strategic alliances and acquisitions, and our ability to cooperate with our alliance partners or integrate acquired businesses;

•	management estimations with respect to revenues from our wireless value-added services, or WVAS, mobile games, wireless Internet services, or WIS, and online games businesses;

•	the development of our latest product offerings, including but not limited to offerings in our WVAS, mobile games, WIS and online games businesses;

•	the development of the regulatory environment and changes in the policies or guidelines of the telecommunications operators in the People’s Republic of China, or the PRC;

•	the state of our relationship with telecommunications operators in the PRC;

•	our dependence on the substance and timing of the billing systems of the telecommunications operators in the PRC for our performance; and

•	competitive pressures and future growth in the WVAS, mobile games, WIS, mobile advertising, telecommunications, online games and related industries in the PRC.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3 — Key Information — Risk Factors” and the following:

•	any changes in our relationship with telecommunications operators in the PRC;

•	the effects of competition on the demand for or the price of our products or services;

•	any changes in customer demand or usage preference for our products or services;

•	any changes in the telecommunications operators’ systems for billing users of our WVAS or mobile games or remitting payments to us;

ii

•	any changes in technologies related to telecommunications, WVAS, mobile games, WIS or online games or applications based on such technologies;

•
any changes in the regulatory regime or the policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, the Ministry of Industry and Information Technology, or the MIIT (formerly the Ministry of Information Industry), or its policies, or the policies or other regulatory measures of other relevant government or industry authorities relating to, among other matters, the granting and approval of licenses, procedures for customers to access and subscribe to WVAS or mobile games, restrictions on wireless Internet content, or the introduction of new technology platforms, products and services;

•
any changes in the regulatory regime or the policies for the online games industry in the PRC, including changes in the structure, functions or policies of the regulators, which include the MIIT, the State Administration for Industry and Commerce, or the SAIC, the Ministry of Culture, or the MOC, the General Administration of Press and Publication, or the GAPP, and the State Administration of Radio, Film and Television, or the SARFT, and the Ministry of Public Security, or the MPS;

•
any changes in political, economic, legal or social conditions in the PRC, including the PRC government’s specific policies with respect to foreign investment and entry by foreign companies into the telecommunications, WVAS, mobile games, WIS or online games market, economic growth, inflation, foreign exchange or the availability of credit; and

•	changes in population growth or gross domestic product, or GDP, growth or the impact of those changes on the demand for our products or services.

We do not intend to update or otherwise revise the forward-looking statements in this annual report, whether as a result of new information, future events or otherwise. Due to these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this annual report might not occur in the way we expect, or at all. You should not place undue reliance on any forward-looking information.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements, the notes thereto and “Item 5 — Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 set forth below are derived from our audited consolidated financial statements and the notes thereto, which are included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2005 and 2006 and the historical consolidated balance sheet data as of December 31, 2005, 2006 and 2007 set forth below are derived from our audited consolidated financial statements and the notes thereto, which are not included in this annual report, and retrospectively adjusted to reflect a change in the presentation of sales tax.

Our audited consolidated financial statements have been prepared and presented in accordance with the generally accepted accounting principles in the United States, or U.S. GAAP.

	For the year ended December 31,
Consolidated statements of operations data	2005		2006 (2)		2007		2008		2009
	(in thousands of U.S. dollars, except shares and per share data)
Revenues	US$	77,752.8	US$	106,769.2	US$	74,016.9	US$	96,689.7	US$	131,298.2
WVAS		74,111.8		103,974.2		70,178.8		86,911.7		98,237.5
Mobile games		3,041.0		2,506.0		2,835.9		7,743.3		27,296.6
WIS		—		289.0		1,002.2		2,034.7		5,764.1
Sales tax		(2,789.5)		(2,406.0)		(2,229.6)		(2,839.6)		(2,885.1)
WVAS		(2,789.5)		(2,406.0)		(2,179.1)		(2,410.2)		(2,009.3)
Mobile games		-		-		(21.9)		(256.6)		(611.5)
WIS		-		-		(28.6)		(172.8)		(264.3)
Net revenues		74,963.3		104,363.2		71,787.3		93,850.1		128,413.1
WVAS		71,322.3		101,568.2		67,999.7		84,501.5		96,228.2
Mobile games		3,041.0		2,506.0		2,814.0		7,486.7		26,685.1
WIS		-		289.0		973.6		1,861.9		5,499.8
Cost of revenues		(31,323.1)		(47,665.4)		(36,495.6)		(51,612.5)		(65,946.8)
WVAS		(29,207.4)		(45,863.4)		(34,440.3)		(46,985.4)		(51,209.4)
Mobile games		(2,115.7)		(1,266.0)		(1,375.9)		(3,479.8)		(11,688.3)
WIS		—		(536.0)		(679.4)		(1,147.3)		(3,049.1)
Gross profit		43,640.2		56,697.8		35,291.7		42,237.5		62,466.3
Operating expenses:
Product development		(8,530.8)		(12,026.2)		(12,535.2)		(15,180.8)		(18,272.0)
Selling and marketing		(5,389.8)		(16,755.2)		(18,094.2)		(21,338.9)		(17,821.2)
General and administrative		(4,817.5)		(6,699.2)		(4,991.4)		(8,800.3)		(10,186.9)

	For the year ended December 31,
Consolidated statements of operations data	2005		2006 (2)		2007		2008		2009
	(in thousands of U.S. dollars, except shares and per share data)
Provision for impairment of goodwill and intangibles		—		—		—		(21,623.3)		—
Class action lawsuit settlement and legal expenses		(4,843.4)		—		—		—		-
Total operating expenses		(23,581.5)		(35,480.6)		(35,620.8)		(66,943.3)		(46,280.1)
(Loss) Income from operations		20,058.7		21,217.2		(329.1)		(24,705.8)		16,186.2
Other (expenses) income, net		6.5		(49.1)		—		—		—
Interest income		2,639.5		3,866.9		3,810.0		4,897.4		3,114.3
Interest expense for convertible senior notes		—		—		—		—		(426.1)
Non-cash interest for convertible senior notes		—		—		—		—		(299.8)
Loss from impairment of cost method investment		—		—		—		—		(1,500.0)
Gain on sales of investment		—		1,240.8		207.6		—		206.9
Net (loss) income before income taxes		22,704.7		26,275.8		3,688.5		(19,808.4)		17,281.5
Income tax expense		530.4		1,584.2		856.8		851.9		4,698.1
Net (loss) income	US$	22,174.3	US$	24,691.6	US$	2,831.7	US$	(20,660.3)		12,583.4
Net income (loss) per share:
Basic	US$	0.02	US$	0.02	US$	0.00	US$	(0.01)	US$	0.01
Diluted	US$	0.02	US$	0.02	US$	0.00	US$	(0.01)	US$	0.01
Weighted average shares used in calculating net income per share:
Basic		1,377,102,380		1,399,872,743		1,423,156,120		1,424,581,293		1,385,201,479
Diluted (1)		1,424,683,570		1,418,252,296		1,430,910,421		1,424,581,293		1,537,771,051

(1)
As of December 31, 2007, 2008 and 2009, we had 82,346,060, 137,452,493 and 76,000,000 ordinary share equivalents, respectively, outstanding that could potentially dilute income per share in the future, but that were excluded in the computation of diluted income per share in the periods, because the exercise prices of such ordinary share equivalents were above the average market values of our ordinary shares in 2007, 2008 and 2009, and the inclusion of such ordinary share equivalents would have an anti-dilutive effect in 2008 due to a net loss per share in 2008.

(2)
The amounts of share-based compensation included in operating expenses in 2006, 2007, 2008 and 2009 reflect the adoption of authoritative guidance regarding share-based compensation effective on January 1, 2006. If our company had applied the fair value recognition provisions of the authoritative guidance to prior periods, it would have reported net income of US$20.7 million for 2005 and net income per share (diluted) of US$0.01 for 2005.

	As of December 31,
Consolidated balance sheet data	2005		2006		2007		2008		2009

Cash and cash equivalents	US$	117,141.5	US$	131,402.0	US$	122,342.7	US$	136,054.3	US$	139,289.5
Short-term investment		—		—		—		—		100.6
Accounts receivable, net		10,833.9		11,568.6		14,992.9		16,196.0		25,276.8
Property and equipment, net		3,116.4		3,100.8		4,498.1		3,369.3		3,116.0
Acquired intangible assets, net		260.6		1,997.6		1,266.3		673.4		2,284.9
Long-term investment		500.0		—		—		2,963.0		1,464.5
Goodwill		1,169.1		15,835.9		34,918.7		15,683.1		23,042.3
Total assets		135,083.2		166,741.0		181,891.9		178,852.4		200,078.6
Total current liabilities		11,285.3		10,821.5		11,293.1		18,108.7		23,565.3
Convertible note payable		-		-		-		-		3,001.0
Total shareholders’ equity		123,773.7		155,777.0		170,475.8		160,688.2		173,040.7
Total liabilities, minority interests and shareholders’ equity		135,083.2		166,741.0		181,891.9		178,852.4		200,078.6

	For the year ended December 31,
Consolidated cash flow data	2005		2006		2007		2008		2009
	(in thousands of U.S. dollars)
Net cash (used in) provided by:
Operating activities	US$	29,569.0	US$	28,010.2	US$	3,315.3	US$	12,521.5	US$	15,289.1
Investing activities		(4,081.7)		(17,916.5)		(18,720.1)		(4,811.9)		(8,282.6)
Financing activities		205.8		2,190.3		152.2		(759.3)		(3,865.7)

Exchange Rate Information

We present our consolidated financial statements in U.S. dollars. In addition, this annual report contains translations of certain Renminbi amounts to U.S. dollar amounts for transactions denominated in Renminbi. Unless otherwise specified or indicated by context, the translations of Renminbi amounts into U.S. dollar amounts have been made at the rate of RMB6.8283 = US$1.00, the base exchange rate set by the People’s Bank of China, China’s central bank, at 0:00 a.m., Beijing time, on December 31, 2009. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 2 to our financial statements.

The People’s Bank of China sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The People’s Bank of China also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange, or the SAFE, and other relevant authorities. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.8305 = US$1.00 on May 28, 2010. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each of the periods shown:

	Noon Buying Rate RMB per US$1.00
Period	High	Low
October 2009	6.8292	6.8248
November 2009	6.8300	6.8255
December 2009	6.8299	6.8244
January 20010	6.8295	6.8258
February 2010	6.8330	6.8258
March 2010	6.8270	6.8254
April 2010	6.8275	6.8229
May 2010	6.8310	6.8245

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2005, 2006, 2007, 2008, 2009 and 2010 (through May 31, 2010), calculated by averaging the noon buying rates on the last day of each month of the periods shown:

Period	Average Noon Buying Rate RMB per US$1.00

2005	8.1826
2006	7.9579
2007	7.5806
2008	6.9193
2009	6.8295
2010 (through May 31, 2010)	6.8267

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider carefully all of the information in this annual report, including the risks and uncertainties described below. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In such, the trading price of our ADSs, could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.

We derive substantially all of our revenues from the provision of WVAS and mobile games through the networks of the PRC telecommunications operators. We rely primarily on the networks of China Mobile Limited, or China Mobile, to deliver our services. In 2008 and 2009, we derived approximately 75% and 78%, respectively, of our total revenues from our cooperation arrangements with China Mobile. The remainder of our WVAS and mobile games revenues is derived from cooperation arrangements with China United Telecommunications Corporation, or China Unicom (which acquired China Network Communications Group Corporation, or China Netcom, in October 2008), and China Telecommunications Corporation, or China Telecom.

Through Beijing AirInbox Information Technologies Co., Ltd., or Beijing AirInbox, Beijing Boya Wuji Technologies Co., Ltd., or Beijing Boya Wuji, Beijing Wireless Interactive Network Technologies Co., Ltd., or Beijing WINT, Beijing Chengxitong Information Technology Co., Ltd., or Beijing Chengxitong, Beijing Xinrui Technology Co., Ltd., or BJXR, Shanghai Mailifang Communications Ltd., or Mailifang, and Xiamen Xinreli Technology Co., Ltd., or Xinreli, as the case may be, we have entered into a series of cooperation agreements with China Mobile and other PRC telecommunications operators and their provincial subsidiaries to provide WVAS and mobile games through the networks of these telecommunications operators. Pursuant to our agreements with these telecommunications operators, the telecommunications operators bill and collect fees from mobile phone users for the WVAS and mobile games we provide. Our agreements with the telecommunications operators are generally for terms of one year or less, and they do not all have automatic renewal provisions. We usually renew these agreements or enter into new agreements when the prior agreements expire, but on occasion the actual renewals or entering into of new contracts could be delayed by periods of one month or more. Any inability to renew these contracts or enter into new contracts could severely disrupt our business and operations and materially reduce our revenues and profitability.

Furthermore, telecommunications operators may discontinue the use of external WVAS providers such as our company. If any of the PRC telecommunications operators ceases to cooperate with us, it is unlikely that such operator’s customers will continue to use our services. In particular, if China Mobile ceases to cooperate with us, it is unlikely that we will be able to build up sufficient new customers through the networks of other PRC telecommunications operators to develop a customer base comparable to that which we have developed through China Mobile. Due to our reliance on China Mobile and other PRC telecommunications operators to deliver our WVAS and mobile games to our customers, any loss or deterioration of our relationship with China Mobile or other PRC telecommunications operators may result in severe disruptions to our business operations, the loss of the majority of our revenues and have a material adverse effect on our financial condition and results of operations.

The termination or alteration of our cooperation agreements with China Mobile or other PRC telecommunications operators would materially harm our business and have a material adverse effect on our financial condition and results of operations.

Our negotiating leverage with China Mobile and other PRC telecommunications operators is limited because China Mobile and other PRC telecommunications operators operate the telecommunications networks through which we deliver our products and services to mobile phone users. Our revenues and profitability could be materially reduced if China Mobile or other PRC telecommunications operators decide to change the terms of their cooperation agreements with us, such as by increasing their transmission or service fees, or if they fail to comply with the terms of these agreements.

In addition, China Mobile or other PRC telecommunications operators could impose monetary penalties on us or terminate cooperation with us under the terms of their cooperation agreements with us, for a variety of reasons, including:

•	if we fail to achieve the performance standards established by the relevant operator from time to time;

•	if we breach certain provisions under the agreements, which include, in many cases, the obligation not to deliver content that violates the relevant operator’s policies and applicable law; or

•	if the relevant operator receives a high level of customer complaints about our services.

Moreover, China Mobile began in 2009 to relocate the operations for certain WVAS and mobile games services to facilities of its provincial subsidiaries. For example, in mid-2009, China Mobile shifted the majority of the operations for its mobile games services (covering 31 provinces) from its Beijing headquarters to a subsidiary in Jiangsu province. Other services, including mobile books, mobile payments and mobile animation, experienced similar reorganizations in 2009. In 2005, China Mobile relocated its mobile music operations to a subsidiary in Sichuan province. Given these ongoing changes, we cannot guarantee that China Mobile will not seek to terminate or materially alter our cooperation agreements with its provincial subsidiaries.

Due to our dependence on our relationship with China Mobile and other PRC telecommunications operators, any termination or material alteration of our cooperation agreements with China Mobile or other PRC telecommunications operators could severely disrupt our business and operations and have a material adverse effect on our financial condition and results of operations.

We cannot guarantee that China Mobile or any of the other PRC telecommunications operators will not impose penalties on us in the future, and such penalties could be substantial. In August 2004, China Mobile notified us that it had imposed sanctions on 22 WVAS providers, including us. In our case, the notice stated that China Mobile had determined that one of our interactive voice response, or IVR, services in early June 2004 had contained inappropriate content. For this infraction, China Mobile suspended until the end of 2004 approval of our new applications for new products and services on all platforms and also suspended joint promotions with us. In addition, China Mobile suspended for one year, until June 30, 2005, the approval of our applications to operate on new platforms.

Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us may result in lower revenues or additional costs for us and materially and adversely affect our business operations, financial condition and results of operations.

China Mobile or other PRC telecommunications operators may from time to time issue policies or guidelines, requesting or stating their preferences for certain actions to be taken by all WVAS providers using their networks. Due to our reliance on China Mobile and other PRC telecommunications operators, a significant change in their policies or guidelines may cause our revenues to decrease or operating costs to increase. We cannot assure you that our financial condition and results of operations will not be materially adversely affected by policy or guideline changes by China Mobile or other PRC telecommunications operators.

For example, in May 2007, China Mobile started sending notices of transmission fees to be incurred by using general packet radio services, or GPRS, to the handsets of its customers when those customers launched their browsers, which discouraged some customers from purchasing our wireless application protocol, or WAP, products or visiting our wireless Internet sites Kong.net and Ko.cn. Mainly as a result of these new policies and measures of the telecommunications operators, monthly subscriptions no longer account for the majority of our WVAS revenues, and our WVAS revenues in 2007 decreased 32.5% as compared to 2006.

On November 30, 2009, China Mobile implemented a series of measures targeted at eliminating offensive or unauthorized content, including pornographic content, on PRC-based WAP sites. As a result, China Mobile and other PRC telecommunications operators suspended billing for their customers for all WAP and G+ mobile gaming platform services, including those services that do not contain offensive or unauthorized content, on behalf of third party service providers of such services. China Mobile and other operators have not yet indicated how long these new measures will remain in effect or whether they will expand the current measures. Largely due to these measures, our WVAS and mobile games revenues in the fourth quarter of 2009 decreased as compared to the third quarter of 2009.

In January, 2010, China Mobile began implementing an additional series of measures targeted at further improving the user experience for mobile handset embedded services, in addition to the introduction of a new short message service, or SMS, code management system. Under these measures, WVAS that are embedded in handsets will be required to introduce additional notices and confirmations to end-consumers during the purchase of such services. In addition, services related to SMS short codes will be required to be more tailored to the specific service offerings or service partners. Previously, a single SMS code could be used for multiple service offerings or partners.

We cannot assure you that China Mobile or other PRC telecommunications operators will not introduce additional requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of our WVAS or mobile games, notifications to customers, the billing of customers or other consumer-protection measures or adopt other policies that may require significant changes in the way we promote and sell our WVAS and mobile games and develop our wireless Internet sites, any of which could have a material adverse effect on our financial condition and results of operations.

Competition with services offered by China Mobile and other PRC telecommunications operators may lower our revenues and have a material adverse effect on our business, financial condition, results of operations and prospects.

We face competition from WVAS offered by PRC telecommunications operators. For example, China Mobile has been developing and marketing its own multimedia messaging service, or MMS, and WAP products that compete with our services, including its Monternet™ wireless portal, which competes with our wireless site Kong.net. The PRC telecommunications operators may launch additional competing services in the future. Similar to our practice, China Mobile and other PRC telecommunications operators have entered into cooperation agreements with mobile handset manufacturers to pre-load their icons and codes on new handsets to make it easier for handset users to access and subscribe to the WVAS provided by China Mobile and other telecommunications operators. Furthermore, in the past, China Mobile entered into strategic alliances with selected handset manufacturers pursuant to which it embedded menus in their handsets for all the best-selling products on China Mobile’s Monternet™ wireless portal, including certain of our products. However, beginning in May 2007, China Mobile has promoted only its own WVAS products in these menus and not ours or those of other third-party WVAS providers. In addition, China Mobile and other PRC telecommunications operators may view our own wireless Internet sites, Kong.net and Ko.cn, as being in direct competition with their Internet sites. The competing services offered by China Mobile and other PRC telecommunications operators may decrease our market share and result in a material decrease in our revenues, or harm our relationship with China Mobile and other PRC telecommunications operators, any of which may materially and adversely affect our business, financial condition, results of operations and prospects.

Our dependence on the billing systems and records of the telecommunications operators and their subsidiaries may require us to estimate portions of our reported revenues and cost of revenues for WVAS and mobile games, which may require subsequent significant adjustments to our financial statements.

As we do not bill our WVAS and mobile games customers directly, we depend on the billing systems and records of the telecommunications operators to record the volume of our WVAS and mobile games provided, bill our customers, collect payments and remit to us our portion of the revenues. We record revenues based on monthly statements from the telecommunications operators confirming the value of our services that the telecommunications operators billed to customers during the month. Due to our past experience with the timing of receipt of the monthly statements from the operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues and cost of revenues for which we will not have received monthly statements. In such an instance, our internal estimates would be based on our own internal data of expected revenues and related fees from services provided. As a result of reliance on our internal estimates, we may overstate or understate our revenues and cost of revenues for the relevant reporting period, and may be required to make adjustments in our financial reports when we actually receive the telecommunications operators’ monthly statements for such period. We endeavor to reduce the discrepancy between our revenue estimates and the revenues calculated by the telecommunications operators and their subsidiaries; however, we cannot assure you that these efforts will be successful. Moreover, to the extent that the telecommunications operators require longer periods of time to send us monthly statements, we may be required to increase our reliance on our internal estimates when preparing our financial statements. For example, one of the telecommunications operators is taking on average approximately 120 days to send us a statement after the end of each month. As a result, estimated revenues may account for a larger portion of our reported revenues during 2008 and 2009 than in previous years. If we are required to make adjustments to our quarterly financial statements in subsequent quarters, it could materially and adversely affect market sentiment toward us, and the trading price of our ADSs could decline significantly. In addition, we generally do not have the ability to independently verify or challenge the accuracy of the billing systems of the telecommunications operators. We cannot assure you that any negotiations between us and telecommunications operators to reconcile billing discrepancies would be resolved in our favor or that our financial condition and results of operations would not be materially and adversely affected as a result. See “Item 5 — Operating and Financial Review and Prospects — Critical Accounting Policies — Revenue Recognition.”

Our efforts to develop additional distribution channels for our WVAS and mobile games may not succeed or may be restricted or halted by the MIIT or the telecommunications operators.

Cooperation with mobile handset manufacturers has provided us with an important distribution channel for our WVAS and mobile games. We pre-load into the menus of certain mobile handsets our mobile games, WAP icons and short codes for products offered on the MMS, SMS and IVR platforms. A consumer who buys a new handset pre-loaded with our mobile games, icons and codes can access and subscribe to our services quickly and easily. Over the years, cooperation with mobile handset manufacturers has become one of the most important distribution channels for us, and a significant portion of our revenues is derived from such cooperation. However, in recent years, China Mobile and other PRC telecommunications operators have entered into cooperation agreements with mobile handset manufacturers similar to our agreements with mobile handset manufacturers. We cannot guarantee that mobile handset manufacturers will continue their cooperation with us or maintain their current revenue-sharing arrangements with us.

In addition, we cannot guarantee that the MIIT, China Mobile or other PRC telecommunications operators will not restrict or halt our cooperation with the mobile handset manufacturers. For example, in addition to pre-loading our mobile games, WAP icons and MMS, SMS and IVR short codes into the menus of selected mobile handsets, until recently, we also embedded our icons and codes in selected handsets. On April 11, 2007, the MIIT issued a notice barring the production of mobile handsets with embedded icons and codes that cannot be changed or deleted by consumers. We subsequently altered our arrangements with mobile handset manufacturers to comply with the notice, which took effect on June 1, 2007. Although mobile handset manufacturers are still permitted to pre-load our icons into the handset menus, so long as such icons can be changed or deleted, we cannot assure you that the MIIT will not expand its regulations to bar pre-loading icons and codes in the future.

Beginning in May 2007, China Mobile has promoted only its own WVAS products in the embedded menus of those handsets with whose manufacturers China Mobile has entered into strategic alliances. We cannot assure you that China Mobile or other telecommunications operators will not take other steps to limit or halt our use of mobile handsets as a distribution channel. Any further actions by the telecommunications operators or the MIIT to limit or halt our use of mobile handsets as a distribution channel could materially and adversely affect our revenues, profitability and future growth.

We recently entered into the online games business, and our ability to succeed in the PRC online games market is subject to many challenges and uncertainties.

We recently entered the online games business with our acquisition of Shanghai Dacheng Network Technology Co., Ltd., or Dacheng. Our ability to succeed in the PRC online games market is subject to many challenges, one of which is our dependence on a single game. In particular, our online games revenues are heavily dependent on our three dimensional, or 3D, massively multi-player online role-playing game, or MMORPG, “Loong”. This dependence is likely to continue for the foreseeable future. Accordingly, any negative development relating to Loong could materially and adversely affect our business, financial condition and results of operations. Potential negative developments include:

•	our failure to make quality upgrades, expansion packs, enhancements or improvements to Loong in a timely manner;

•	any reduction in or failure to grow the player base of Loong, or any decrease in its popularity in the market due to intensifying competition or other factors;

•	a decrease in the number of Internet cafes, through which a substantial number of players access Loong, in which our game is featured;

•	any decrease in or failure to grow the amount of revenues generated from Loong;

•	any failure in our online games billing system, on whose data we rely on for revenue recognition and tracking of game players’ consumption patterns; or

•	any breach of game-related software security or prolonged server interruption due to network failures or hacking activities.

One additional challenge to our success in the PRC online games market relates to our ability to develop more games and grow our player base. In order for our business strategy to succeed over time, we will need to continually develop, launch and operate new online games or license or acquire new games that are commercially successful. We will need to do this both to replace our existing online games as they reach the end of their useful economic lives, which we believe are typically one to three years, and to meet our growth strategy of operating a larger number of online games to increase our overall player base, as well as our revenues.

We plan to invest a significant amount of financial and personnel resources in developing, launching and operating new online games. The success of our new online games will largely depend on our ability to anticipate and effectively respond to changing consumer tastes and preferences and technological advances in a timely manner. We cannot assure you that the games we develop will be launched as scheduled, viewed by the regulatory authorities as complying with content restrictions, attractive to players, able to compete with games operated by our competitors or commercially successful. In addition, as we introduce new games, some of our existing customers may switch to the new games. If this transfer of players from our existing games does not grow our overall player base and revenues, our revenues, profitability and prospects may be materially and adversely affected.

In addition, our ability to succeed in the online games market is subject to many uncertainties beyond our control. As the online games industry is a relatively new and evolving industry, the growth of the online games industry and the level of demand and market acceptance of our online games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors, including:

•	the Internet infrastructure, growth of personal computer, Internet and broadband penetration in the PRC and other markets in which we offer our games;

•	whether the online games industry, particularly in the PRC and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•	our ability to license or operate our games in overseas markets;

•	laws, rules, regulations and policies affecting the online games industry, including those affecting Internet cafes in the PRC, where a substantial portion of game players access online games;

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

•
the availability and popularity of other forms of entertainment, particularly console game systems, such as those made by Sony, Nintendo and Microsoft, which are already popular in developed countries and may gain popularity in the PRC and other countries in which we market our games;

•	public opinion regarding online games;

•	changes in consumer demographics, tastes and preferences;

•	the popularity and price of new online games and in-game items that we and our competitors launch and distribute; and

•	our ability to timely upgrade and improve our existing games to extend their life spans and to maintain their competitive positions in the online games market.

Due to these challenges and uncertainties, we cannot assure you that our online games business will contribute significantly to our future revenues. Our failure to successfully develop this business could have a material adverse effect on our business, financial condition and results of operations.

Our mobile games business has a short operating history, and the mobile games market in the PRC is subject to many uncertainties.

We have made significant efforts in recent years, especially in 2008 and 2009, to develop our mobile games business, which includes our downloadable mobile games and online mobile games.  Prior to 2008, we operated in two segments, WVAS and WIS. As our mobile games business has grown, it has required separate management in respect of decision making, allocation of resources and assessment of performance. However, our mobile games business, particularly our online mobile games, has a short operating history, and our first online mobile game was launched on China Mobile’s Online Games Platform in September 2008. As a result, there is limited financial data that can be used to evaluate our mobile games business and its potential to generate revenues in the future. Moreover, our past success and financial data regarding the mobile games segment may not be indicative of our future performance. We cannot assure you that we will be successful in developing our mobile games business, which will depend, among other things, on our ability to:

•	respond to market developments, including the development of new platforms and technologies, and changes in pricing and distribution models;

•	maintain and diversify our distribution channels, including through our own wireless Internet sites, China Mobile and the other PRC telecommunications operators and handset manufacturers;

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

In addition, the mobile games market is an emerging market in the PRC. The growth of this market and the level of demand and market acceptance of our mobile games are subject to many uncertainties. The development of this market and our ability to derive revenues from this market depend on a number of factors, some of which are beyond our control, including but not limited to:

•	the growth rate of mobile data services in the PRC;

•	changes in consumer demographics, tastes and preferences;

•	changes in handset platform technologies and mobile games distribution channels;

•	potential competition from established companies that develop and operate personal-computer-based online games and may enter the mobile online games market; and

•	the popularity and price of new mobile games and merchandise and premium features embedded in games that we and our competitors may launch and distribute in the future.

Due to the uncertainties in connection with our mobile games business in particular and the mobile games market in the PRC generally, we cannot guarantee that our mobile games business will contribute significantly to our future revenues. Our failure to successfully develop this business could have a material adverse effect on our business, financial condition and results of operations.

Our effort to develop our wireless Internet sites and generate mobile advertising sales may not be successful.

We have expended significant efforts in recent years in developing our wireless Internet sites, Kong.net, Ko.cn and ct.cn, with the goal of offering mobile advertising services through these sites. However, the growth of mobile advertising in the PRC is subject to many uncertainties. In particular, many of our current and potential advertisers have limited experience with wireless Internet sites as an advertising medium, have not traditionally devoted a significant portion of their advertising expenditures to mobile advertising and may not find mobile advertising to be effective for promoting their products or services relative to traditional print, broadcast or Internet media. Our ability to generate and maintain significant advertising revenues will depend on a number of factors, many of which are beyond our control, including:

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

If any developments impede the establishment of the wireless Internet generally as an accepted medium for advertising or the ability of our wireless Internet sites specifically to attract significant advertising, our ability to generate increased mobile advertising revenues could be negatively affected.

We face increasing competition in the PRC from providers of WVAS, mobile games, WIS and online games, which could reduce our market share and materially and adversely affect our financial condition and results of operations.

The PRC WVAS market has experienced increasingly intense competition. The MIIT reported on its website that more than 1,914 service providers held nationwide licenses as of April 20, 2010 to supply WVAS on the PRC telecommunications operators’ networks. We compete with these companies primarily on the basis of brand, price, type and timing of service offerings, content, customer service, business partners and distribution channel relationships. We also compete with these companies for experienced and talented employees. While we believe that we have certain advantages over our competitors, some of them may have greater personnel and financial resources and a longer operating history than we do. In particular, Internet portal companies that provide WVAS may have an advantage over us as a result of their more established brand names, user bases and Internet distribution channels. Furthermore, our competitors may be able to develop or exploit new technologies faster than we can, or offer a broader range of products and services than we are presently able to offer.

The development, distribution and sale of mobile games is also highly competitive in the PRC. We compete for customers primarily on the basis of game quality, brand and price. We also compete for telecommunications operators to distribute our mobile games, principally on the basis of the popularity of our games among customers, our historical performance, perception of our sales potential and our relationships with content and brand licensors. Furthermore, we compete for content and brand licensors who supply game content and brands, mainly on the basis of the economic terms, such as royalty rates, of our cooperation agreements with the licensors, the licensors’ perception of our ability to develop games and pre-load games in mobile handsets, our speed of execution, diversity of distribution channels and relationships with telecommunications operators. We also compete for experienced and talented employees in the mobile games business. Moreover, the entry of new competitors, such as developers of personal-computer-based online games, major media companies, traditional video game developers, content aggregators, mobile software providers and independent mobile games developers, would likely intensify competition in the mobile games market. Increasing competition in this market could make it difficult for us to maintain or increase our market share and have a material adverse effect on our business, financial condition and results of operations.

In addition, barriers to entry into the WIS business are relatively low, and current and new competitors are generally able to launch new wireless Internet sites at a relatively low cost. We compete with the operators of other wireless Internet sites for visitors, employees and advertisers, and also compete with traditional media companies such as newspapers, television networks and radio stations for advertisers. Furthermore, China Mobile has been developing and marketing its own MMS, WAP and other WIS that compete with ours, and other PRC telecommunications operators may decide to do the same. If the PRC telecommunications operators decide to enter the mobile games market, they may refuse or limit the distribution of some or all of our mobile games or deny us access to all or parts of their networks. The PRC telecommunications operators’ Internet sites also compete with our wireless Internet sites. Growing competition from the telecommunications operators could have a material adverse effect on our business, financial condition and results of operations.

The online games business, which we entered recently, is also highly competitive in the PRC. We believe that there are over 300 online games operators in the PRC as of December 31, 2009. Given the relatively low entry barriers to operating online games, we expect more companies to enter the online games industry in the PRC and a wider range of online games to be introduced to the PRC market. Our principal competitors in the PRC include Perfect World Co. Ltd, Shanda Interactive Entertainment Limited, Netease.com, Inc., Changyou.com Limited, Giant Interactive Group Inc. and Tencent Holdings Limited. Our potential competitors include major Internet portal operators, other domestic and foreign game developers and publishers and alliances between our existing and new competitors. Many of our competitors have significantly greater financial and marketing resources and name recognition than we do. Some of our competitors or potential competitors, especially major foreign online games developers, have greater game development resources than we do. In addition, many of our competitors have developed and operated games that have proven commercially successful for a longer period of time than our games and have a larger portfolio of MMORPGs and other online games offerings than we do.

Moreover, our competitors may introduce new business models that may be more attractive to customers than the business models we currently use. We believe that competition in the PRC online games market may become more intense as increasing numbers of online games are introduced in the market. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or against any new business models implemented by them. In addition, the increased competition in the online games industry may also reduce the number of our players or growth rate of our player base, or create pressure for us to reduce usage fees or the prices of certain in-game items. Any of these events could materially reduce our revenues and profitability.

We apply an item-based revenue model for all our online games, which is a relatively new revenue model, and  may have a negative impact on our financial condition and results of operations.

We have adopted an item-based revenue model for all of our online games, under which players are able to play the online games free of charge for an unlimited amount of time, but are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. While several other online games companies have adopted the item-based model, it is still relatively new compared to time-based billing models, and may create new risks and uncertainties for us. The item-based model will require us to design games that not only attract players to spend more time playing, but also encourage them to purchase in-game items. The sale of in-game items will require us to track closely consumer tastes and preferences, particularly as shown by  in-game spending trends. In addition, the item-based model may raise additional concerns for the PRC regulators, who have expressed reservations over the amount of time that Chinese youths spend on online games. A model that does not charge based on time spent may be viewed by the PRC regulators as undesirable. We cannot assure you that the item-based revenue model will be successful, or that it will not have a negative impact on our financial condition and results of operations.

In addition, our revenue recognition policy for the item-based games relies on our best estimates of the useful lives of various items associated with each of our item-based games. As we have adopted the item-based revenue model beginning in 2009, we have a limited operating history and data for our item-based games on which to base our revenue recognition policy for these games. With respect to permanent ownership items that we sell to players, we recognize revenues over the estimated useful lives of such items. We consider the average period that players typically play our games and other player behavior patterns to calculate our best estimates for the useful lives of these permanent ownership items, which, in some cases, may be as long as the estimated useful life of the related game. Given the relatively short operating history of our item-based games, however, our estimate of the period that players typically play our games may not accurately reflect the actual useful lives of the items. We have been revising our estimates as we continue to gain operating data, and refining our estimation process and results accordingly. Any future revisions to estimates could adversely affect the time period during which we recognize revenues from these items. In particular, an increase in the estimated lives of these items would increase the period over which the revenues from the items are recognized. If we are required to make adjustments to our financial statements as a result of revisions to our estimates, it could materially and adversely affect market sentiment toward us, and the trading price of our ADSs could decline significantly.

Dacheng is applying for an Internet publishing license required under PRC regulations for its games. If it fails to obtain such license, it may become subject to various penalties, including restrictions on our operations.

Under PRC regulations relating to online publishing activities issued by the GAPP and the MIIT, an online games operator must obtain an Internet publishing license in order to directly make its online games publicly available in the PRC, as operating online games is deemed to be an online publishing activity. See “Item 4 — Information on the Company — Regulation”. Beijing AirInbox has obtained such a license, and Dacheng is in the process of applying for one. However, Dacheng may not succeed in its application. Dacheng’s existing online games are published in the PRC under an Internet publishing license held by an unaffiliated third party. The existing PRC regulations are not clear as to the consequence of operating without an Internet publishing license. If Dacheng’s current practice is later challenged by the GAPP, it may be subject to various penalties, including fines, confiscation of publishing equipment and the revenues generated from the illegal publishing activities, the revocation of its business license or the forced discontinuation or restriction on its operations.

We face risks associated with the licensing of our online games outside of the PRC, and if we are unable to effectively manage these risks, they could impair our ability to expand our business internationally.

We have licensed Loong to online games operators outside of the PRC. We plan to license our existing and new games in additional countries and regions in the future. The offering of our online games in the international markets exposes us to a number of risks, including:

•	difficulties in identifying and maintaining good relationships with licensees who are knowledgeable about, and can effectively distribute and operate our online games in, international markets;

•	difficulties in developing online games and expansion packs catering to markets outside of the PRC;

•	difficulties in renewing our license agreements with licensees upon their expiration;

•	difficulties in maintaining the reputation of our company and our games, given that our online games are operated by licensees in international markets pursuant to their own standards;

•	difficulties and costs in protecting our intellectual property rights outside of the PRC;

•
difficulties and costs relating to compliance with the different commercial and legal requirements of the international markets in which we offer our games, such as online games import regulatory procedures, taxes and other restrictions and expenses;

•	fluctuations in currency exchange rates; and

•	interruptions in cross-border Internet connections or other system failures.

Certain countries in Europe are considering banning the distribution of violent online games. Korea, which is one of the largest online games markets in Asia, also requires online games companies to obtain a rating classification for online games and implement procedures to restrict the distribution of online games to minors. As a result of such measures, our international expansion may also be adversely affected by public opinion or government policies outside of the PRC.

We could be liable for breaches of security of our website and third-party online payment channels, which may have a material adverse effect on our reputation and business.

A portion of our online games revenues are generated from sales through third-party online payment platforms. In such transactions, secure transmission of confidential information, such as customers’ credit card information, personal information and billing addresses, over public networks, in some cases including our websites for our online games, is essential to maintain consumer confidence. While we have not experienced any breach of our security measures to date, we cannot assure you that our current security measures are adequate. In addition, we expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment systems over time. Over the same period, online theft of confidential information will likely increase and we must be prepared to increase our security measures and efforts so that our customers have confidence in the reliability of the online payment systems that we use. We do not have control over the security measures of our third-party online payment vendors, and we cannot assure you that these vendors’ security measures are adequate or will be adequate with the expected increased usage of online payment systems. Security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information, and could harm our reputation, ability to attract customers and ability to encourage customers to purchase in-game items, any of which could have a material adverse effect on our reputation, business and prospects.

Undetected errors or flaws in our services or failure to maintain effective customer service could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our financial condition and results of operations.

Our products and services, such as our WVAS, mobile games and online games, may contain errors or flaws, which may only become apparent after their release, particularly as we often launch new products or services or introduce new features to existing products or services under tight time constraints. From time to time, our customers have informed us of flaws affecting their experience with our products or services, which we were generally able to resolve promptly. Furthermore, customer service is critical for retaining customers, and we may not be able to maintain and continuously improve the quality of our services to meet customers’ expectations. If our products or services contain programming errors or other flaws, or if we fail to provide effective customer service, our customers may be less inclined to continue using our products or services or recommend them to other potential customers, and may use our competitors’ products and services. Undetected errors, defects and unsatisfactory customer service can disrupt our operations, adversely affect the experience of our customers, harm our reputation, cause our customers to stop using our products and services, and delay market acceptance of our products and services, any of which could materially and adversely affect our financial condition and results of operations.

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the three-year period from December 31, 2007 until December 31, 2009, the closing prices of our ADSs ranged from US$2.44 to US$16.00 per ADS, and the closing price on June 2, 2010 was US$6.31 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, among others, the following:

•	China Mobile and other PRC telecommunications operators’ future policies and measures taken toward WVAS providers;

•	actual or anticipated fluctuations in our quarterly operating results;

•	conditions in the WVAS, mobile games, wireless Internet, mobile advertising and online games markets;

•	changes in the economic performance or market valuations of other companies that are perceived to be comparable to us;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	changes in financial estimates by securities research analysts;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	intellectual property litigation;

•	general conditions in the global financial markets; and

•	general economic or political conditions in the PRC.

The stock market in general, and the market prices for Internet and wireless Internet related companies with operations in the PRC in particular, have experienced volatility that has sometimes been unrelated to the operating performance of such companies. These broad market and industry fluctuations may materially and adversely affect the price of our ADSs, regardless of our operating performance. In addition, sales of our ADSs in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. Certain of our executive officers who hold our shares or ADSs may sell their shares or ADSs subject to applicable volume and other restrictions under Rule 144 of the Securities Act. To the extent that such shares or ADSs are sold into the market, the market price of our ADSs could decline.

Our business and growth prospects may be severely disrupted if we lose the services of our key personnel, and we may not be able to grow effectively if we cannot attract and retain skilled management.

Our future success depends heavily upon the continued service of our key executives. In particular, we rely on the expertise and experience of Leilei Wang, the Chairman of our Board of Directors and our Chief Executive Officer, in our business operations, and on his personal relationships with the regulatory authorities, our clients, our suppliers, the telecommunications operators and our operating companies, Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng. If Mr. Wang becomes unable or unwilling to continue in his present positions, or if he joins a competitor or forms a competing company in contravention of his employment agreement, we may not be able to replace him easily, our business may be significantly disrupted and our financial condition and results of operations may be materially and adversely affected.

In addition, the incentives to attract and retain employees, in particular skilled management personnel, provided by our equity incentive plans may not be as effective as in the past, in light of the volatility of market conditions and the price of our ADSs in recent years. Competition among companies in the PRC Internet industry for skilled and experienced personnel may also result in our having to incur increased compensation costs. If we do not succeed in attracting skilled management personnel or retaining or motivating existing management personnel, we may be unable to manage or develop our business effectively.

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business, our reputation, financial condition and results of operations and could cause the market price of our ADSs to decline significantly.

We are subject to reporting obligations under the U.S. Federal securities laws. We are required by the U.S. Securities and Exchange Commission, or SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, to include a report by our management on our internal control over financial reporting in our annual reports on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our annual reports on Form 20-F shall include an independent registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

Although our management and an independent registered public accounting firm have concluded that our internal controls over our financial reporting were effective as of December 31, 2009, the end of the period covered by this annual report, we may fail to maintain effective internal controls over financial reporting in the future, in which case we and the independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. In addition, even if our management concludes at the end of future reporting periods that our internal controls are effective, the independent registered public accounting firm may disagree. If such independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed or operated, or if such independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could have a material adverse effect on the market price of our ADSs. We also may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Moreover, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. As a result, even effective internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal control over financial reporting, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on the market price of our ADSs.

Business growth and a rapidly changing operating environment may strain our limited resources.

We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our user base increases and as we diversify into other business segments, we will need to increase our investment in our technological infrastructure, facilities and other areas of operations. In particular, our product development, customer service and sales and marketing are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support may deteriorate and our business may suffer. Any deterioration in performance could prompt China Mobile or other PRC telecommunications operators to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:

•
develop and quickly introduce new services, adapt our existing services and maintain and improve the quality of all of our services, particularly as new mobile technologies, such as 3G, are introduced;

•	effectively maintain our relationships with China Mobile and other PRC telecommunications operators;

•	enter into and maintain relationships with our business partners;

•	develop attractive mobile and online games that can generate recurring revenues;

•	continue training, motivating and retaining our existing employees, attract new employees and integrate new employees, including into our senior management;

•	expand the percentage of our revenues that are recurring and are derived from monthly subscription-based services;

•	develop and improve our operational, financial, accounting and other internal systems and controls; and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including the U.S. Federal securities laws, is complete and accurate.

We may need additional capital and may not be able to obtain such capital on acceptable terms.

Capital requirements are difficult to plan in our rapidly changing industry. We currently expect that we will need capital to fund our future acquisitions, service development, technological infrastructure and sales and marketing activities. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perceptions of, and demand for, securities of telecommunications value-added services companies and/or online games companies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future financial condition, results of operations and cash flows;

•	PRC governmental regulation of foreign investment in value-added telecommunications companies;

•	economic, political and other conditions in the PRC; and

•	PRC governmental policies relating to foreign currency borrowings.

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

We were classified as a passive foreign investment company, or PFIC, in previous years, which resulted in adverse United States Federal income tax consequences to U.S. holders of our ADSs and may continue to result in additional adverse United States Federal income tax consequences to such holders. Additionally, while we believe that we were not classified as a PFIC during 2009, we may again be classified as a PFIC in future years.

We have substantial passive assets in the form of cash and cash equivalents which caused us to be classified as a PFIC for U.S. Federal income tax purposes during previous years.  While we believe that we were not classified as a PFIC during 2009, we can provide no assurance that we will not again be classified as a PFIC in 2010 or future taxable years. The determination of whether we would continue to be a PFIC would be principally based upon:

•
the composition of our assets, including goodwill, the amount of which will depend, in part, on our total net assets and the market value of our ordinary shares and ADSs, which is subject to change; and

•	the amount and nature of our income from time to time.

We have limited control over these variables. Furthermore, with regards to any additional capital markets or corporate finance transactions we might conduct in the future, we cannot, at this stage, specify the timing, amounts or the particular uses of the net proceeds. As a result, we cannot provide any assurance as to how the net proceeds of any such transactions would impact whether we are classified as a PFIC in any future periods.

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

The conversion of the senior convertible note and/or warrant issued to Nokia Growth Partners, and the issuance of ordinary shares in connection with the Dacheng acquisition could result in substantial dilution to the holders of our ordinary shares and ADSs and may depress the market price of our ADSs.

In March 2009, we issued to Nokia Growth Partners II, L.P., or NGP, a convertible senior note due in 2014 with an aggregate principal amount of US$6,775,400, or the convertible senior note, and a warrant to purchase up to 80 million of our ordinary shares, exercisable within five years, or the warrant. The convertible senior note is convertible for up to 76 million of our ordinary shares based on the current conversion price, US$0.08915 per ordinary share (equivalent to US$3.6 per ADS), subject to possible adjustments. In addition, as part of the consideration for the acquisition of Dacheng, we have agreed to issue to Dacheng’s shareholders a number of our ordinary shares determined by reference to the financial performance of Dacheng in 2010 and the future market prices of our ADSs. If the future market prices of our ADSs decrease significantly, we may be obligated to issue significantly more ordinary shares than we had anticipated. The issuance of additional ordinary shares under the convertible senior note, and/or the warrant and/or in connection with the Dacheng acquisition may result in substantial dilution to the holders of our ordinary shares and ADSs, and the market price of our ADSs could decline significantly. The sale of the ordinary shares issued upon such events, or the perception that such events may occur, could also materially and adversely affect the market price of our ADSs. Furthermore, we may issue additional securities in the future that may have a dilutive effect to the holders of our ordinary shares and ADSs.

We are subject to certain covenants in connection with the issuance of the convertible senior note and the warrant, and these covenants could have a material adverse effect on our business, financial condition and results of operations.

In connection with the issuance of the convertible senior note and the warrant to NGP, we have agreed to certain covenants. In particular, so long as NGP holds the convertible senior note or the warrant and has the right under either the convertible note or the warrant to receive not less than 78 million of our ordinary shares, we cannot, without the prior written consent of NGP: (i) authorize or issue any security senior to or pari passu with the convertible senior note or any security senior to our ordinary shares; (ii) enter into any agreement for indebtedness, including guarantees and like contingent obligations or (iii) authorize or issue any ordinary shares for an amount less than US$0.125 per ordinary share, or US$5.00 per ADS, such that the amounts of securities or obligations described in (i), (ii) and (iii) would exceed US$10,000,000, either individually or in the aggregate. Under the same conditions, we cannot, without the prior written consent of NGP: (x) change the terms of the convertible senior note or warrant; (y) engage in any related party transaction, other than those in the ordinary course of business, with any of our executive officers, directors, any holder of 5% or more of our voting shares as reflected in our Register of Members or any Schedule 13D or 13G filed with the SEC, or any affiliate of our company, executive officers, directors or such holders of our voting shares; or (z) make any recommendation to holders of our ordinary shares or ADSs or take other actions by our Board of Directors that would materially and adversely affect NGP’s rights under the convertible senior note or warrant or the ordinary shares issuable upon their respective conversion or exercise, subject to applicable laws, including laws governing the fiduciary duties of our Board of Directors, and our Amended and Restated Memorandum of Association as adopted on June 11, 2004, or Memorandum of Association, and our Amended and Restated Articles of Association as adopted on September 6, 2005, or Articles of Association.

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

We believe the copyrights, service marks, trademarks, trade secrets and other intellectual property we use are important to our business, and any unauthorized use of such intellectual property by third parties may harm our business and reputation. We rely on the intellectual property laws and contractual arrangements with our employees, clients, business partners and others to protect such intellectual property rights. Third parties may be able to obtain and use such intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in the WVAS, mobile games, wireless Internet and online games industries in the PRC is uncertain and still evolving, and these laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions, such as the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

Due to the manner in which we obtain, collect, produce and aggregate content and applications for our WVAS, mobile games, wireless Internet sites and online games, and because our services may be used for the distribution of information, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations. In addition, third parties could assert claims against us for losses in reliance on information distributed by us. When we license third-party content or other intellectual properties, we rely on the licensor’s representations and warranties of its rights or titles to the content or intellectual properties. Although we perform reasonable due diligence, we cannot guarantee that such a licensor actually has the legal rights or titles to the content or intellectual properties that we distribute or use. We cannot guarantee that third parties will not assert claims against us or challenge the validity of our license agreements. If we are found to have infringed any intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. We may also incur significant costs in investigating and defending the claims even if they do not result in liability.

We are not able to register the Chinese name of our service mark “KongZhong Network” in the PRC, and we may not be able to effectively prevent its unauthorized use by third parties.

We are unable to register the Chinese name of “KongZhong Network” as our service mark because it is deemed a generic term under existing PRC trademark laws, rules and regulations, which prohibit registration of generic terms as trademarks or service marks. As a result, we may not be able to effectively prevent the unauthorized use of the Chinese name of our service mark, “KongZhong Network,” and our brand name and reputation may be materially and adversely affected by such unauthorized use.

We may fail to realize the anticipated benefits of our acquisition of Dacheng, and the acquisition may also expose us to uncertainties and risks, any of which could materially and adversely affect our business, financial condition and results of operations.

We believe that our acquisition of Dacheng represents an important transaction for us, potentially allowing us to diversify our revenue sources, lessen our dependence on telecommunications operators, benefit from increased economies of scale, improve our overall competitiveness and lay the foundation for sustainable long-term growth. However, the scale, scope and nature of the integration efforts required in connection with the Dacheng acquisition present significant challenges, and we may be unable to integrate our businesses on the expected timeline or realize the anticipated benefits on the proposed timeline or at all. In particular, the acquisition may not meet our expectations and the realization of the anticipated benefits may be delayed or reduced as a result of numerous factors, some of which are outside of our control. These factors include, among other things:

•	unforeseen contingent risks or latent liabilities relating to the acquisition that may only become apparent in the future;

•	difficulties in managing a much larger business;

•	loss of key personnel; and

•	increases in competition in the PRC online games industry, which among other things, may require us to increase our development and/or marketing efforts.

Furthermore, the acquisition of Dacheng may also expose us to uncertainties and risks, including uncertainties and risks associated with:

•	the management and development of Dacheng’s online games business;

•	the integration of Dacheng online games business with our other businesses;

•	the integration of existing accounting policies and procedures between Dacheng and us;

•	unforeseen or potential liabilities and exposures associated with Dacheng’s business and financial results;

•	the diversion of financial or other resources from our existing businesses; and

•	potential loss of, or harm to, relationships with employees or customers.

Any of the above could adversely impact our anticipated benefits from our acquisition of Dacheng and could materially and adversely affect our future business, financial condition and results of operations.

Future acquisitions may severely disrupt our ability to manage our business as well as our future growth.

Selective acquisitions form part of our strategy to further expand our business and growth prospects. If we are presented with appropriate opportunities, we may acquire additional businesses, technologies, services or products that are complementary to our business, such as Dacheng. Any acquisition and the subsequent integration of new companies into our company may require significant attention from our management to ensure that, among other things, the acquisition does not disrupt our relationships with the telecommunications operators or affect our users’ opinion of our services and customer support, and to ensure that the acquired company is effectively integrated with our existing operations. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Acquisitions may also expose us to risks, including risks associated with the assimilation of new operations, services and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions and potential loss of, or harm to, relationships with employees and content providers. Given the sophisticated technologies used in the WVAS, mobile games, wireless Internet and online games industries, the successful, cost-effective integration of other businesses’ technology platforms and services into our company will also be a critical and highly complicated aspect of any acquisition. Acquisitions may also result in potentially dilutive issuances of equity securities.

In addition, we are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower growth rates in our industry. We may be required to record a charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. For example, in the third quarter of 2008, we recorded a provision of US$21.62 million for impairment of goodwill associated with the WVAS segment. As of December 31, 2009, our goodwill and amortizable intangible assets arising from acquisitions were approximately US$25.33 million.

We have limited business insurance coverage.

The insurance industry in the PRC is still at an early stage of development. Insurance companies in the PRC offer limited business insurance products, and do not, to our knowledge, offer business liability insurance. As a result, we do not have any business liability insurance coverage for our operations. Moreover, while business disruption insurance is available, we have determined that the risks of disruption and cost of the insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster could result in substantial costs and diversion of resources.

Our Articles of Association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our Articles of Association include certain provisions that could limit the ability of others or discourage a third party to acquire control of our company and thus deprive holders of our ordinary shares and ADSs of the opportunity to sell their ordinary shares or ADSs at a premium over the prevailing market price. These provisions provide for, among others, the following:

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

Risk Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses do not comply with PRC government restrictions on foreign investment in the value-added telecommunications and online games industries, we could be subject to severe penalties.

In the PRC, the ultimate ownership interest of a foreign investor in a foreign-funded telecommunications enterprise that provides value-added telecommunications services, including Internet content services, shall not exceed 50%. In addition, foreign investors are not permitted to invest in online games operating businesses in the PRC through wholly-owned, equity joint venture or cooperative joint venture investments. Furthermore, foreign investors are expressly prohibited from gaining control over or participating in domestic online games operators through establishing other joint venture companies or contractual or technical arrangements.

We and our subsidiaries, KongZhong Information Technologies (Beijing) Co., Ltd., or KongZhong Beijing, KongZhong China Co., Ltd., or KongZhong China, and Simlife (Beijing) Science Co., Ltd., or Simlife Beijing, are considered foreign persons or foreign-invested enterprises under applicable PRC laws. As a result, we operate our WVAS, mobile games, wireless Internet sites and online games in the PRC through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, each of which is owned by PRC citizens or entities. We do not have any equity interest in these operating companies and instead enjoy the economic benefits of them through contractual arrangements, including agreements on provision of loans, provision of services and certain corporate governance and shareholder rights matters. These operating companies conduct substantially all of our operations and generate substantially all of our revenues. They also hold the licenses and approvals that are essential to our business.

There are substantial uncertainties regarding the interpretation and application of current PRC laws, rules and regulations, including but not limited to the laws and regulations governing the validity and enforcement of our contractual arrangements. Accordingly, we cannot assure you that PRC regulatory authorities will not determine that our contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng violate PRC laws or regulations.

If we or our operating companies were found to violate any existing or future PRC laws, rules or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including, without limitation, the following:

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

Any of these or similar actions could cause significant disruptions to our business and operations or render us unable to conduct our business and may materially adversely affect our business, financial condition and results of operations.

Our contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR,  Mailifang, Xinreli and Dacheng may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.

The applicable PRC laws, rules and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include WVAS, mobile games and Internet content services, or that operate online games. As a result, we conduct substantially all of our operations and generate substantially all of our revenues through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng pursuant to a series of direct or indirect contractual arrangements with them and their respective shareholders. These agreements may not be as effective in providing control over our operating companies as direct ownership. In particular, our operating companies could fail to perform or make payments as required under the contractual agreements, and we will have to rely on the PRC legal system to enforce these agreements, which we cannot be certain would be effective.

The dividends and other distributions on equity we may receive from our subsidiaries are subject to restrictions under PRC law or agreements that our subsidiaries may enter into with third parties.

We are a holding company, and rely largely on dividends and other distributions paid by our subsidiaries for cash, financing and other requirements. Our wholly-owned subsidiaries, KongZhong Beijing, KongZhong China and Simlife Beijing, have entered into contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng through which we conduct business and receive revenues in the form of service fees. We rely on dividends and other distributions on equity paid by KongZhong Beijing, KongZhong China and Simlife Beijing, as well as service fees from Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, for our cash requirements in excess of any cash raised from investors and retained by us. If any of KongZhong Beijing, KongZhong China or Simlife Beijing incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, PRC law requires that payment of dividends by each of KongZhong Beijing, KongZhong China and Simlife Beijing can be made only out of their respective net income, if any, determined in accordance with PRC accounting standards and regulations. Under the applicable PRC laws, KongZhong Beijing, KongZhong China and Simlife Beijing also are required to set aside no less than 10% of their respective after-tax net income each year as reserve funds unless such reserve funds, after making up losses of preceding years, have reached 50% of their respective registered capital, and these reserves are not distributable as dividends. Any limitation on the payment of dividends by our subsidiaries could have a material adverse effect on our ability to grow, fund investments, make acquisitions, pay dividends and otherwise fund and conduct our business.

In addition, under the PRC enterprise income tax law that took effect on January 1, 2008, and its implementation regulation, a non-PRC-resident enterprise’s net income originating from “sources within the PRC” will be subject a 10% enterprise income tax, or EIT, rate. Whether a dividend payment constitutes income from “sources within the PRC” is determined by the location of the enterprise which pays the dividend. Income tax on dividends from the PRC payable to a non-PRC-resident enterprise is at a rate of 10%. As a result, KongZhong Beijing, KongZhong China and Simlife Beijing may be required to withhold all or part of such income tax when paying us dividends. See “Item 5 — Operating and Financial Review and Prospects — Taxation.”

We are controlled by a small group of our existing shareholders, whose interests may differ from other holders of our ordinary shares or ADSs.

Leilei Wang, our Chief Executive Officer and the Chairman of our Board of Directors, and Nick Yang, the Vice Chairman of our Board of Directors, own 20.0% and 14.4% of our outstanding ordinary shares, respectively. Accordingly these shareholders acting together will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the holders of our ordinary shares and ADSs for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of Directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without the consent of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other holders of our ordinary shares or ADSs.

Risks Relating to Our Industry

Our ability to generate revenues could suffer if the PRC markets for WVAS, mobile games, WIS and online games do not develop as anticipated.

The WVAS, mobile games, WIS and online games markets in the PRC have evolved rapidly in recent years, with the introduction of new and advanced services, development of consumer preferences, changes in policies and guidelines initiated government agencies and our partners, market entry by new competitors and adoption of new strategies by existing competitors. Accordingly, it is extremely difficult to accurately predict consumer acceptance and demand for various existing and potential new offerings and services, and the future size, as well as composition and growth, of these markets. Furthermore, given the limited history and rapidly evolving nature of our markets, we cannot predict the prices that users will be willing to pay for our services and games or whether users will have concerns about security, reliability, cost and quality of service associated with WVAS, mobile games, WIS and online games. If acceptance of our WVAS, mobile games, WIS and online games is different from what we anticipate, our ability to maintain or increase our revenues and net income could be materially and adversely affected.

The laws, rules and regulations governing the WVAS, mobile games, Internet, wireless Internet and online games industries in the PRC are developing and subject to future changes. Substantial uncertainties exist as to the interpretation and implementation of the applicable laws, rules and regulations.

In recent years, the PRC government has begun to promulgate laws, rules and regulations applicable to the WVAS, mobile games, Internet, wireless Internet and online games industries in the PRC, many of which are relatively new and untested and are subject to future changes. In addition, various regulatory authorities of the central PRC government, such as the State Council of the PRC, or the State Council, the MIIT, the MOC, the SAIC, the SARFT, the MPS and the GAPP, are empowered to issue and implement rules to regulate certain aspects of Internet-related and wireless Internet-related services and activities. Furthermore, certain local governments also have promulgated local rules applicable to Internet-related and wireless Internet-related services and activities within their respective jurisdictions. As the Internet industry itself is at an early stage of development in the PRC, it is likely that new laws, rules and regulations will be promulgated in the future to address issues that may arise from time to time. As a result, uncertainties exist regarding the interpretation and implementation of current and future PRC Internet laws, rules and regulations. We cannot assure you that we will not be found in violation of any current or future PRC laws, rules or regulations due to these uncertainties, in which case we could be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of our operations. See “Item 4 — Information on the Company — Regulation.”

Each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, BJXR and Beijing Chengxitong has obtained a telecommunications and information services operating license for their Internet content businesses from the Beijing Telecommunications Administration Bureau. In addition, each of Beijing AirInbox, Beijing WINT, BJXR, Beijing Chengxitong, Mailifang, Xinreli and Dacheng has obtained a value-added telecommunications license from the MIIT in order to provide services in multiple provinces, autonomous regions and municipalities. Each of Beijing AirInbox, Dacheng and Xinreli has an Internet culture business operations license for our online games business. If any of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, BJXR, Beijing Chengxitong, Mailifang, Xinreli, or Dacheng fails to obtain or maintain any required licenses or permits, it may be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of its operations. Any of these measures could materially disrupt our operations and materially and adversely affect our financial condition and results of operations.

The PRC government has promulgated a series of rules, regulations and policies that may have negative impact on the online games industry, and we cannot assure you that the PRC government will not promulgate similar rules, regulations or policies in the future.

The PRC government has adopted a series of rules, regulations and policies to monitor and control the online games industry in response to, among other things, perceived addiction to online games and its perceived negative social effects, particularly for minors. For example, PRC governmental authorities issued a notice in April 2007 requiring all PRC online games operators to adopt an “anti-fatigue system” in an effort to curb addiction to online games by minors, under which game operators are required to reduce the value of game benefits for minor game players as their continuous playing time reaches certain thresholds. Online game players in the PRC are also required to register their identity numbers before they can play. In addition, PRC governmental agencies have issued a series of rules and regulations limiting the use of virtual currencies in online games, which may result in higher costs for the operation of our online games and lowers sales of virtual items in our online games.

We cannot assure you that the PRC government will not promulgate similar rules, regulations or policies in the future, particularly during periods when public opinion does not favor online games. Such rules, regulations and policies may significantly reduce our revenues and net income from online games and materially and adversely affect our business, financial condition, results of operations and prospects.

See “Item 4 — Information on the Company — Regulation.”

The PRC government or the telecommunications operators may prevent us from distributing, and we may be subject to sanctions for, content that any of them believes is inappropriate.

The PRC government has promulgated regulations governing telecommunications service providers, Internet access, the distribution of news and other information and the operation of online games. In the past, the PRC government has stopped the distribution of information over the Internet that it believes violates PRC law, including content that it deems to be obscene, to incite violence, to endanger national security, to be contrary to the national interest or to be defamatory. The telecommunications operators also have their own policies that restrict the distribution by WVAS providers and wireless Internet sites of content they deem inappropriate. For instance, they have punished certain providers for distributing content deemed by them to be obscene. These punishments have included censoring of content, delays in payments of fees by the telecommunications operators to the offending service provider, forfeiture of fees owed by the telecommunications operators to the offending service provider and suspension of the service on the telecommunications operators’ networks. Accordingly, even if we comply with PRC governmental regulations relating to licensing and foreign investment restrictions, if the PRC government or the telecommunications operators were to take any action to limit or prohibit the distribution of information we provide or to limit or regulate any current or future content or services available to our users, our revenues could be reduced, traffic to our wireless Internet sites decreased and our reputation severely damaged.

On November 30, 2009, China Mobile implemented a series of measures targeted at eliminating offensive or unauthorized content, including pornographic content, on PRC-based WAP sites. As a result, China Mobile and other PRC telecommunications operators suspended billing for their customers for all WAP and G+ mobile gaming platform services, including those services that do not contain offensive or unauthorized content, on behalf of third party service providers of such services. China Mobile and other operators have not yet indicated how long its new measures will remain in effect or whether it would expand its current measures. Mainly as a result of these measures, our WVAS and mobile games revenues in the fourth quarter of 2009 decreased slightly as compared to the third quarter of 2009. We cannot assure you that we will not be subject to sanctions in the future for violating content-related regulations of the PRC government or policies of any of the telecommunications operators.

Network interruptions, security breaches or computer virus attacks could have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. Major risks involved in such network infrastructure include, among others, any breakdowns or system failures resulting in a prolonged shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power outages, or effort to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware. In addition, certain players of our online games may attempt to obtain unauthorized access to our online games to gain unfair advantages in the games. The growth of our business may also be inhibited if the public concern over the security and privacy of confidential user information transmitted over the Internet and wireless networks is not adequately addressed.

Our network systems are vulnerable to damage from fire, flood, power loss, telecommunications failures, computer viruses, hackings and other similar events. Any network interruption or inadequacy that causes interruptions in the availability of our services or deterioration in the quality of access to our services could reduce our user satisfaction and our competitiveness. In addition, any security breach caused by hacking, which involves effort to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our systems, and we do not have business interruption insurance.

If we are unable to respond successfully to technological or industry developments, our business and prospects may be materially and adversely affected.

The WVAS, mobile games, wireless Internet, mobile advertising, telecommunications and online games industries are characterized by rapid advances in technology, industry standards and customer demands. In particular, new technologies, industry standards or market demands may render our existing products, services or technologies less competitive or even obsolete. Moreover, telecommunications operators in the PRC are currently in the process of introducing 3G telecommunications services, while a number of different types of more advanced smartphone platforms have already entered the PRC market and are increasingly popular. Responding and adapting to 3G and other technological developments and standard changes in our industry may require substantial time, effort and capital investment. In addition, updating our proprietary game engines and game development platforms may also require significant expenditures in research and development. If we are unable to respond successfully to technology, industry and market developments, these developments may materially and adversely affect our business, financial condition, results of operations and competitiveness.

Risks Relating to the PRC

Substantially all of our assets are located in the PRC and substantially all of our revenues are derived from our operations in the PRC. Accordingly, our financial condition and results of operations are subject, to a significant extent, to the economic, political and legal developments in the PRC.

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

In addition, the PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government has implemented certain measures, including recent interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, including a slower growth or decline in demand in WVAS, mobile games, wireless Internet and mobile advertising businesses, which in turn could adversely affect our financial conditions and results of operations.

Although the PRC government has implemented measures since the late 1970s emphasizing the use of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot assure you that the PRC’s economic, political or legal systems will not develop in a way that is detrimental to our business, financial condition and results of operations.

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

Under the PRC’s existing foreign exchange regulations, our subsidiaries, KongZhong Beijing, KongZhong China and Simlife Beijing, are able to pay dividends in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions under the capital accounts of our subsidiaries, KongZhong Beijing, KongZhong China and Simlife Beijing, and of our operating companies, Beijing AirInbox, Beijing WINT, Tianjin Mammoth, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. In particular, if KongZhong Beijing, KongZhong China or Simlife Beijing borrow foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance KongZhong Beijing, KongZhong China or Simlife Beijing by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. In addition, if we finance Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng by loans, we must obtain approval from SAFE. These limitations could affect the ability of KongZhong Beijing, KongZhong China, Simlife Beijing, Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng to obtain foreign exchange through debt or equity financing.

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

The relevant SAFE regulation required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005. If a PRC holder of our ordinary shares or ADSs with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange restrictions.

Those of our Directors and senior officers who are holders of our ordinary shares or ADSs and PRC residents have informed us that they have made the necessary applications and filings, as required under this regulation. However, as these regulations are still relatively new and there is uncertainty concerning the reconciliation of the new regulation with other approval requirements, it is unclear how the regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended, implemented or enforced by the relevant government authorities. The failure or inability of any PRC resident holder of our ordinary shares or ADSs to obtain any required approvals or make any required registrations may subject us to fines and other legal sanctions, and prevent us from being able to make distributions or pay dividends, as a result of which our business would be materially and adversely affected and our ability to distribute profits to you could be materially reduced.

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with the PRC regulations relating to employee share options granted by overseas listed companies to PRC citizens.

In March 2007, SAFE issued the Application Procedures for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Share Option Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC individuals who participate in an employee stock holding plan or share option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE and complete certain other procedures. As we are an overseas listed company, we and our PRC employees who have been granted share options and/or restricted share units under our equity incentive plans are subject to the Stock Option Rule. We and our employees intend to make such application and complete all the requisite procedures in accordance with the Stock Option Rule. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of the Stock Option Rule, and we can not assure you that we can complete all the procedures in a timely manner. If SAFE or other PRC governmental authorities determine that we or our PRC employees have failed to comply with the provisions of the Stock Option Rule, we or they may be subject to fines and legal sanctions, which could have a material adverse effect on the implementation of our equity incentive plans and our business operations.

Fluctuation of the Renminbi could adversely affect the value of and dividends payable on our ADSs.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the PRC government’s new policy, the Renminbi is permitted to fluctuate within a managed band against a basket of certain foreign currencies. Although daily fluctuations of the Renminbi against the basket of currencies are currently limited to 0.5% per day, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. We cannot assure you that the Renminbi will not be permitted to enter into a free float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. As we receive substantially all of our revenues in Renminbi and a majority of our cash and cash equivalents are denominated in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms and the value of dividends, if any, payable on our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. As of December 31, 2009, we had cash and cash equivalents in the amount of US$139.3 million. A 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$1.2 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$1.2 million in our total amount of cash and cash equivalents. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

The discontinuation of any of the preferential tax treatments available to us in the PRC or the rejection of our application for preferential tax treatments could adversely affect our business, operating results and financial condition.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. It imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Therefore, certain of our PRC entities that previously enjoyed preferential tax treatments may not be able to continue to do so under the New EIT Law. However, under the New EIT Law, “high-and-new technology enterprises strongly supported by the State”, or HNTE, are entitled to a preferential tax rate of 15%. In 2008, KongZhong Beijing, Beijing AirInbox, BJXR and Tianjin Mammoth were granted the HNTE status by the PRC tax authority under the New EIT Law. In 2009, KongZhong China, Beijing Chengxitong and Beijing WINT were granted the HNTE status by the PRC tax authority under the New EIT Law. However, we cannot assure you that the PRC tax authorities will not revoke the HNTE status of such companies or that we will be able to renew the HNTE status for these companies in the future. The loss of preferential tax treatments by our subsidiaries and/or operating entities could adversely affect our business, operating results and financial condition.

We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.

Pursuant to the New EIT Law and Enterprise Income Tax Law Implementation Rules under the New EIT Law, or the New EIT Implementation Regulation, enacted by the State Council on December 6, 2007 and which became effective on January 1, 2008, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the New EIT Implementation Regulation, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. The PRC State Administration for Taxation, or the SAT, issued the Notice on Issues Relating to Determination of Chinese-Controlled Offshore Enterprises as PRC Resident Enterprises by Applying the “De Facto Management Body” Test, or the SAT Notice 82, on April 22, 2009. The SAT Notice 82 provides for certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in the PRC. Although the SAT Notice 82 provides that it only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, like our company, it is generally believed that the determining criteria set forth in the SAT Notice 82 very likely reflect the SAT’s general position as to how the “de facto management body” test should be applied to determine the tax residency of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. With reference to the criteria set forth in the SAT Notice 82, we believe that we are not a PRC resident enterprise. However, if we were considered a PRC resident enterprise, we would be subject to the enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow would be adversely affected as a result of our global income being taxed under the New EIT Law.

If we are considered as a non-resident enterprise under the New EIT Law, we will not be subject to the enterprise income tax at the rate of 25% on our global income. In such case, however, dividends we receive from our PRC subsidiaries will be subject to a PRC withholding tax, the standard rate for which is 10%, subject to reductions pursuant to any applicable tax treaty. To the extent we are considered as a non-resident enterprise, dividends we receive from our PRC subsidiaries will be subject to the standard rate of 10%. Such withholding tax will increase our tax burden and reduce the amount of cash available to our company.

Dividends payable by us to our non-PRC shareholders and ADS holders, and gains on the sales of our ordinary shares or ADSs, may be subject to withholding taxes under PRC tax laws, which may materially reduce the value of your investment.

Prior to January 1, 2008, dividends payable to non-PRC investors were exempted from withholding tax. The New EIT Law and the New EIT Implementation Regulation, both of which became effective on January 1, 2008, provide that an income tax rate of 10% (subject reductions pursuant to any tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to non-PRC investors that are derived from sources within the PRC, provided that dividends are not subject to the 10% tax if they are paid out of distributable profits accumulated before January 1, 2008. Similarly, any gain realized on the transfer of shares by such investors is also subject to 10% tax if such gains are regarded as income derived from sources within the PRC.

We are a Cayman Islands holding company, and substantially all of our income may come from dividends we receive from our subsidiaries located in the PRC. As a result, dividends we receive from our PRC subsidiaries may be subject to withholding tax under the New EIT Law. See “Item 3 — Key Information — Risk Factors — Risks Relating to the PRC – We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.” If we are recognized as a qualified PRC resident enterprise, the dividends we receive from our subsidiaries in the PRC will not be subject to any withholding tax.  However, our dividends payable to our non-PRC shareholders and ADS holders would be subject to withholding tax under the New EIT Law.

If dividends we receive from our PRC subsidiaries or dividends payable to our non-PRC shareholders and ADS holders are subject to withholding tax under the New EIT Law, or if non-PRC foreign shareholders and ADS holders are required to pay PRC income tax on the transfer of their ordinary shares or ADSs, the value of your investment may be materially reduced.

Uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in the PRC over the past 30 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in the PRC, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us and foreign investors, including you. In addition, the PRC government may enact new laws or amend current laws that may be detrimental to our current contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, which may in turn have a material adverse effect on our business and prospects.

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

Our PRC legal counsel, King & Wood, has advised us that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries. As a result, recognition and enforcement in the PRC of judgments of a court obtained in those jurisdictions may be difficult or impossible.

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

Item 4.          Information on the Company

History and Development of the Company

We were incorporated on May 6, 2002 under the laws of the Cayman Islands as Communication Over The Air Inc., an exempted limited liability company. In March 2004, we changed our name to KongZhong Corporation. We are headquartered in Beijing, the PRC, and provide WVAS, mobile games and wireless Internet sites to mobile phone users throughout the PRC. Since our acquisition of Dacheng in January 2010, we have also offered online games to Internet users throughout the PRC. See “— Investments and Acquisitions”. In January 2007, we established a wholly-owned subsidiary, Monkey King Search Corporation, or Monkey King, under the laws of Cayman Islands in an effort to develop our wireless search business. Monkey King in turn established its own wholly-owned subsidiary, Wukong Shentong, under the laws of the PRC. After developing our wireless search business through Monkey King and Wukong Shentong for a period of time, in September 2008, we decided to terminate our project of developing wireless search business and liquidate Monkey King and Wukong Shentong, which did not have significant business activities at the time. We are currently in the process of liquidating these two companies. As part of the liquidation of Monkey King and Wukong Shentong, we sold certain assets of these companies to Nick Yang, the Vice Chairman of our Board of Directors. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.” In July 2008, we liquidated Beijing Shuziyuansu Advertising Co., Ltd., a company formerly owned by two of our operating companies, Beijing Boya Wuji and Beijing WINT, because it had not had any operating activity since its incorporation in September 2005. In July 2008, BJXR, one of our operating companies, established its own subsidiary, Beijing Shiyuan Leya, which operates certain types of our WVAS business. We are in the process of liquidating Anjian Xingye Technology (Beijing) Co., Ltd., or Anjian Xingye, our wholly foreign owned enterprise in the PRC.

We conduct substantially all of our business in the PRC through our wholly-owned subsidiaries in the PRC, KongZhong Beijing, KongZhong China and Simlife Beijing. In order to meet domestic ownership requirements under PRC law, which restrict us and our PRC subsidiaries, as foreign or foreign-invested companies, respectively, from operating certain value-added telecommunications, Internet services and online games, we operate WVAS, mobile games, wireless Internet sites and online games through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, all of which are based in the PRC and are wholly-owned by PRC citizens. We do not have any equity interests in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng, but enjoy the economic benefits of these companies through a series of contractual arrangements as described below.

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

Investments and Acquisitions

In February 2005, we entered into a definitive agreement with Beijing WINT, its original shareholders and our designees pursuant to which the original shareholders transferred 100% of the equity interest in Beijing WINT to our designees for a consideration of RMB4.02 million (approximately US$0.49 million) in cash.

On May 12, 2005, our operating companies, Beijing AirInbox and Beijing WINT, signed an agreement with the original shareholders of Tianjin Mammoth to acquire 95% and 5%, respectively, of the equity interest in Tianjin Mammoth for an aggregate consideration of RMB6 million, or approximately US$724,944, of which US$675,379 was paid in 2005 and the remaining balance of US$49,565 was paid in June 2006. The acquisition was concluded on May 24, 2005. Tianjin Mammoth was founded in June 2002 and has become a well-known mobile games developer in the PRC.

In November 2005, we entered into a definitive agreement with Beijing Chengxitong, its original shareholders and our designees pursuant to which the original shareholders transferred 100% of the equity interest in Beijing Chengxitong, a WVAS provider in Hubei province, for a consideration of RMB4.4 million (approximately US$0.54 million) in cash, of which US$0.50 million was paid in 2005 and US$0.04 million was paid in January 2006. In July 2006, we changed Beijing Chengxitong’s registered address from Wuhan, Hubei province, to Beijing and consequently changed its name from Wuhan Chengxitong to Beijing Chengxitong.

In January 2006, we sold our 10% equity interest in eFriendsNet Entertainment Corp., or EFN, a leading social networking company in the PRC, for cash consideration of US$1.7 million. We received an additional cash payment of US$0.2 million in February 2007 as EFN met certain financial performance milestones set forth in the sale agreement after the completion of the sale of our equity interest.

In January 2006, we entered into a definitive agreement to acquire 100% of Sharp Edge, a company incorporated in the British Virgin Islands and based in Beijing, which provided WVAS on the SMS, IVR and color ring back tones, or CRBT, technology platforms through its operating entity, BJXR. We paid cash consideration of US$7 million, US$11 million and US$17 million during the first quarter of 2006, the third quarter of 2006 and the first quarter of 2007, respectively. Following our acquisition, we deregistered Sharp Edge and became the direct owner of its wholly-owned PRC subsidiary, Anjian Xingye.

In January 2008, we entered into a definitive agreement with HiU! Media, a company incorporated in the Cayman Islands and based in the PRC, which provides residential community direct marketing advertising network and residential community marketing solutions in the PRC, to acquire 9.87% of the total equity interest of HiU! Media for a consideration of US$1.5 million. We completed the investment in January 2008. We accounted for this investment using the cost method. In 2009, we recorded a provision of US$1.5 million for impairment in connection with this investment. For a further description of this transaction, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

In May 2008, we entered into a definitive agreement with Beijing Xin Chuang Hang Yuan Technology Co., Ltd., or XCHY, a company that provides electronic coupons on mobile phones, to acquire 19.9% of the total equity interest of XCHY for a consideration of US$1.5 million. We completed the investment in July 2008.

In January 2009, we entered into a definitive agreement to acquire 100% of Sigma Interactive Inc., or Sigma, a company incorporated in the British Virgin Islands and based in Beijing, for a total consideration of US$1.02 million. Sigma is engaged in the business of developing technology solutions for mobile Internet, including the development of the on-device portal platform. The acquisition was completed in January 2009.

In March 2009, we issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of US$6,775,400. The convertible senior note could be converted into our ordinary shares. The current conversion price is US$0.08915 per ordinary share (equivalent to US$3.6 per ADS), subject to possible adjustments. NGP also received a warrant to purchase up to 80 million of our ordinary shares at US$0.125 per ordinary share, exercisable within five years. The convertible senior note would initially pay an annual interest at a rate of 8%, subject to reduction to 6% based on our financial performance. The convertible senior note may be redeemed at our option starting in March 2012 by paying the principal amount then outstanding plus any accrued by unpaid interest. We have agreed to certain covenants in connection with our issuance of the convertible senior note and warrant to NGP. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We are subject to certain covenants in connection with the issuance of the convertible senior note and the warrant, and such covenants could have a material adverse effect on our business, financial condition and results of operations.” The issuance of the convertible senior note and warrant was completed in March 2009.

In March 2009, we entered into a definitive agreement with Mailifang, its shareholders and our designees pursuant to which the shareholders transferred 100% of the equity interest in Mailifang to our designees for a total consideration of RMB5.05 million (approximately US$0.74 million) in cash. Mailifang is engaged in the business of developing mobile games. The acquisition was completed in April 2009.

In June 2009, we entered into a definitive agreement to acquire the entire issued share capital of Simlife International, Inc., or Simlife. We paid the shareholders of Simlife US$3 million upon the completion of the acquisition in June 2009. An additional payment of US$1.25 million in cash and the issuance of 6 million of our ordinary shares (equivalent to 150,000 ADSs) to certain former shareholders of Simlife are contingent upon Simlife’s performance in 2010. Simlife was founded in 2002 and is one of the leading developers of mobile games in the PRC. For a further description of this transaction, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

In October 2009, we acquired 100% of Nanjing Net Book Culture Co., Ltd., also know as Zhulang, and Success Blueprint Limited, or Success Blueprint, an affiliate of Zhulang for an aggregate price of US$2.34 million in cash and 1,000,000 ordinary shares (equivalent to 25,000 ADSs). Zhulang is engaged in the management, aggregation and distribution of user-generated and professionally written Chinese novels.  Success Blueprint is engaged in the overseas management of overseas of copyright of certain Chinese novels.

On December 15, 2009, we entered into a definitive share purchase agreement to acquire Dacheng. We agreed to pay up to US$80 million, in a mix of cash and our ordinary shares, to Dacheng’s shareholders, based on Dacheng’s 2010 net profit after tax as calculated under U.S. GAAP. Dacheng agreed to engage in a reorganization whereby an offshore holding company would be established, and Dacheng would enter into certain contractual arrangements with such holding company and/or its subsidiary that would allow the holding company to enjoy, among other things, the economic benefits of Dacheng’s operations. We agreed to acquire the holding company after the reorganization. On January 13, 2010, we amended the original share purchase agreement to permit one of our subsidiaries to enter into a series of contractual arrangements with Dacheng that allowed us to consolidate Dacheng’s financial results. Subsequently, the reorganization was completed on May 13, 2010 and we acquired the holding company on the same date. Dacheng is a leading developer of 3D MMORPGs. For a further description of this transaction, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

On February 23, 2010, we entered into a purchase agreement to acquire 100% of Shenzhen Zhidaxuntong Technology Co., Ltd., or Shenzhen Zhida, for a consideration of RMB8 million (approximately US$1.2 million) in cash. Shenzhen Zhida is a technology developer for mobile device software platforms.

Our Corporate Structure

The chart below sets forth our corporate and share ownership structure as of May 31, 2010.

(1)
We do not have any ownership interest in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng. Our wholly-owned subsidiaries have entered into a series of contractual arrangements with these companies and/or their respective shareholders.

(2)	We are currently in the process of liquidating Anjian Xingye, Monkey King and Wukong Shentong.

The applicable PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include WVAS, or operate online games. See also “— Regulation.” To comply with PRC regulations, we conduct substantially all of our wireless value-added and online games operations through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, which are wholly-owned by PRC citizens or entities, and their subsidiaries.

Beijing AirInbox was established in April 2002 with Yunfan Zhou, our former Chief Executive Officer, Songlin Yang, the uncle of Nick Yang, the Vice Chairman of our Board of Directors, and Leilei Wang, the Chairman of our Board of Directors and our Chief Executive Officer, holding 35%, 35% and 30%, respectively, of the total equity interest of Beijing AirInbox. In September 2003, Leilei Wang transferred 15% of the equity interest in Beijing AirInbox to Yunfan Zhou and the other 15% he owned to Zhen Huang, the wife of Nick Yang. In April 2004, the registered capital of Beijing AirInbox was increased from RMB2.0 million (approximately US$0.3 million) to RMB10.0 million (approximately US$1.2 million). The increased registered capital was contributed from Songlin Yang and Yang Cha, one of our former employees, for RMB3.5 million (approximately US$0.4 million) and RMB4.5 million (approximately US$0.5 million), respectively. In October 2006, Yang Cha and Yunfan Zhou transferred their equity interests to our employees Linguang Wu and Guijun Wang, respectively, with the result that Linguang Wu holds 45% and Guijun Wang holds 10% of the total equity interest in Beijing AirInbox.

Beijing Chengxitong is 90% owned by Yang Li and 10% owned by Xuelei Wu, both of whom are our employees. Beijing WINT is 40% owned by Yang Yang, 30% owned by Jingye Sun and 30% owned by Li Ai, all of whom are our employees. BJXR is 51% owned by Guijun Wang and 49% owned by Yang Li, both of whom are our employees. Dacheng is 41% owned by Zhen Yang and 59% by Leilei Wang, both of whom are our employees. Zhulang is 100% owned by Beijing Chengxitong. Beijing Boya Wuji is 100% owned by Beijing AirInbox. Tianjin Mammoth is 95% owned by Beijing AirInbox and 5% owned by Beijing WINT. Shenzhen Zhida is 100% owned by Beijing WINT. Beijing Shiyuan Leya is 100% owned by BJXR. Xinreli is 80% owned by Tao Jia and 20% owned by Junhong Chen, both of whom are our employees. Mailifang is 90% owned by Xu Guo and 10% owned by Yang Yang, both of whom are our employees.

We do not have any equity interests in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng, or their subsidiaries, but instead enjoy the economic benefits of these companies through a series of contractual arrangements, which we and our subsidiaries, KongZhong China, KongZhong Beijing and Simlife Beijing, have entered into with these companies and/or their respective shareholders as described below. For a further description of each of these agreements, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

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

Each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang and their respective shareholders also has entered into an exclusive share option agreement with KongZhong Beijing. Pursuant to these agreements, each of the shareholders of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang has granted an exclusive option to KongZhong Beijing or our designees to purchase all or part of such shareholder’s equity interest in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR or Mailifang, as the case may be, in accordance with PRC law, and has agreed not to encumber such equity interest in any manner other than as permitted by KongZhong Beijing.

KongZhong Beijing has entered into business operation agreements with each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang and their respective shareholders. Pursuant to these agreements, Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang and their respective shareholders agreed to appoint individuals designated by KongZhong Beijing to the management team of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang and to refrain from taking certain actions that may materially affect these companies’ operations. Each of the shareholders of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang also has executed an irrevocable power of attorney in favor of individuals designated by KongZhong Beijing. Pursuant to these powers of attorney, those designated individuals have full power and authority to exercise all of such shareholders’ rights with respect to their equity interests in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR or Mailifang.

KongZhong Beijing has entered into technical and consulting services agreements with each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang. Pursuant to these technical and consulting services agreements, KongZhong Beijing provides certain technical and consulting services to Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang in exchange for service fees. Each of the shareholders of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang has also entered into an equity pledge agreement with KongZhong Beijing, pursuant to which these shareholders pledged their respective interests in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR or Mailifang, as the case may be, to guarantee the performance of such companies’ payment obligations under the respective technical and consulting services agreements.

Dacheng and its shareholders have entered into an exclusive share option agreement with KongZhong China. Pursuant to this agreement, each of the shareholders of Dacheng has granted an exclusive option to KongZhong China or our designees to purchase all or part of such shareholder’s equity interest in Dacheng in accordance with PRC law and has agreed not to encumber such equity interest in any manner other than as permitted by KongZhong China. KongZhong China has also entered into a business operation agreement with Dacheng and its shareholders. Pursuant to this agreement, Dacheng and its shareholders agreed to appoint individuals designated by KongZhong China to the management team of Dacheng and to refrain from taking certain actions that may materially affect Dacheng’s operations. Each of the shareholders of Dacheng also has executed an irrevocable power of attorney in favor of individuals designated by KongZhong China. Pursuant to these powers of attorney, those designated individuals have full power and authority to exercise all of such shareholders’ rights with respect to their equity interests in Dacheng. KongZhong China has entered into a technical and consulting services agreement with Dacheng. Pursuant to this technical and consulting services agreement, KongZhong China provides certain technical and consulting services to Dacheng in exchange for service fees. Each of the shareholders of Dacheng has entered into an equity pledge agreement with KongZhong China, pursuant to which these shareholders pledged their respective interests in Dacheng to guarantee the performance of Dacheng’s payment obligations under the technical and consulting services agreements.

Xinreli and its shareholders have entered into option agreements with Simlife Beijing. Pursuant to this agreement, each of the shareholders granted Simlife Beijing an option to purchase all their respective interests in Xinreli for the lowest price permitted by applicable PRC law by Simlife Beijing or its designated third party. Simlife Beijing has also entered into a business operation agreement with Xinreli and its shareholders. Pursuant to this agreement, Xinreli and its shareholders will elect designees of Simlife Beijing as the executive directors of Xinreli, and will appoint designees of Simlife Beijing as the general manager, chief financial officer and other senior officers of Xinreli. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of Simlife Beijing full power and authority to exercise all of the respective shareholders’ rights in Xinreli. Pursuant to these powers of attorney, those designated individuals have full power and authority to exercise all of such shareholders’ rights with respect to their equity interests in Xinreli. In addition, Simlife Beijing has entered into an exclusive technical and consulting services agreement with Xinreli. Pursuant to this agreement, Simlife Beijing will provide certain technical and consulting services to Xinreli on an exclusive basis. Each of the shareholders of Xinreli has also entered into an equity pledge agreement with Simlife Beijing, pursuant to which these shareholders pledged their respective interests in Xinreli to guarantee the normal collection of technical service fees by Simlife Beijing under the exclusive technical and consulting services agreement and to ensure the performance of obligations under the business operation agreement and option agreement.

In the opinion of our PRC legal counsel, King & Wood, each of the agreements constitutes a valid and legally binding obligation of each party to such contractual agreements under PRC laws. In addition, King & Wood is of the opinion that, with respect to Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, no consent, approval or license, other than those already obtained, is required under any existing PRC laws, rules and regulations for the effectiveness and enforceability of the ownership structures, contractual arrangements, businesses and operations of these companies. However, there are substantial uncertainties regarding the interpretation and implementation of current PRC laws, rules and regulations. See “— Regulation” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the value-added telecommunications industry, we could be subject to severe penalties,” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.” As discussed in those risk factors, certain events may cause us to lose the benefits and control intended to be created by these arrangements.

Capital Expenditures and Divestitures

See “Item 5 — Operating and Financial Review and Prospects — Capital Expenditures” for information concerning our principal capital expenditures since our inception and those planned for 2010. We have not undertaken any significant divestitures and do not have any significant divestitures currently in progress.

Business Overview

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate four main business units, namely WVAS, WIS, mobile games and online games. We are one of the leading providers of WVAS to mobile phone users. We began providing WVAS on the networks of China Mobile in 2002. Since 2004, we have provided WVAS on the networks of China Unicom, China Telecom, China Netcom and the other major telecommunications operators in the PRC. Since 2004, we have been offering news, entertainment, community and mobile advertising services through our wireless Internet sites, including Kong.net, ko.cn and ct.cn. In 2008, we began reporting our mobile games business as a stand-alone operating segment, while it was previously reported as part of our WVAS business. We began our online games business in 2010, through our acquisition of Dacheng, a developer and operator of online games.

Our WVAS Business

We provide interactive entertainment, media and other interactive services to mobile phone users in China through various second generation standard, or 2G, technology platforms, including SMS, IVR and CRBT, and through various “second and a half” generation standard, or 2.5G, technology and operating platforms, including WAP and MMS, which offer higher quality graphics, richer content and more interactivity than 2G wireless services. Our WVAS are tailored to the technical or other requirements of our telecommunications operator partners, through whom we deliver most of our WVAS, and to various billing systems for WVAS. Our WVAS are also delivered and marketed through various media partners, including handset manufacturers, television stations, radio stations, print media and Internet sites.

We offer a variety of WVAS, such as mobile games, pictures, karaoke, electronic books, mobile phone personalization features, entertainment news, chat and message boards. Customers can access these services directly from their mobile phones: (1) by using our access code or by choosing a feature pre-loaded in select models of handsets; (2) from a telecommunications operator’s portal or website; and (3) from our wireless Internet websites, including Kong.net. Substantially all of our services are ordered or accessed by users directly through their mobile phones, and all services are delivered through mobile phones.

Although customers may purchase our value-added services and downloadable mobile games on a single-transaction basis or on a monthly subscription basis, the majority of our services were offered on a single-transaction basis in 2009. We provide our services mainly pursuant to our cooperation arrangements with the telecommunications operators and their provincial subsidiaries, the terms of which are generally for one year or less. We do not directly bill our users, and depend on the billing systems and records of the telecommunications operators to bill and collect all fees. We generally do not have the ability to independently verify the accuracy of the billing systems of the telecommunications operators. As the telecommunications operators do not provide us with a detailed revenue breakdown on a service-by-service basis, we depend on our internal data management system to monitor revenues derived from each of our services. We make our business decisions based on our internal data, taking into account our historical experience in reconciling our internal data to our actual results of operations and other factors including strategic considerations. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our dependence on the substance and timing of the billing systems of the telecommunications operators and their subsidiaries may require us to estimate portions of our reported revenues and cost of revenues for WVAS and mobile games. As a result, subsequent adjustments may have to be made to our financial statements.”

Our WIS Business

Our wireless Internet business is a new business and strategic initiative that we are undertaking with the aim of further expanding our product offerings, strengthening our competitive advantages and increasing corporate brand awareness. With the ongoing development of 3G services in the PRC market and the advent of more capable mobile handsets and faster data services, we have increased our efforts on developing our WIS business. We operate a variety of mobile Internet sites, including those in partnership the U.S. National Basketball Association, or NBA, and China Central Television, or CCTV. However, we focus primarily on our own mobile entertainment-related sites such as Kong.net, our integrated mobile portal, ko.cn, our self-developed mobile games community site, and ct.cn, our mobile Chinese literature site.

We believe that mobile phone users are demanding increasing amounts of information and entertainment, and that wireless Internet sites offer one of the most convenient means to satisfy this demand. Although the traffic from the users’ mobile phones to the wireless Internet sites is still carried by telecommunications operators, our wireless Internet business is somewhat less reliant on telecommunications operators for distribution and operation than our WVAS business. We plan to continue to focus on this strategic initiative in 2010. We believe that our WIS business is well positioned to take advantage of the development of 3G services, as telecommunications operators offer more competitively priced data services and as mobile handset manufacturers improve handset capabilities, including mobile browser technologies.

Through Kong.net, which is independent of the telecommunications operators’ portals, we offer news, community services, games and other interactive media and entertainment services to our customers free of charge. We also sell advertising space on Kong.net in the form of text-link, banner and button advertisements. In 2009, we complemented our mobile advertising business by offering premium paid services on our wireless Internet site, such as WVAS, mobile games and, more importantly, virtual items to Kong.net users that leverages our existing WVAS payment platforms. In October 2009, we launched ko.cn, our self-developed mobile games community, where users can download games, play online mobile games and participate in discussion of mobile games. In October 2009, we launched ct.cn, which offers online Chinese literature. We believe that our acquisition of Zhulang and Success Blueprint will provide our site with more original content.

In addition, we have entered into cooperation arrangements with various partners. In September 2007, we entered into a cooperation agreement with the NBA and launched the official Chinese NBA mobile website, cn.NBA.com, the first official NBA site on mobile phones in the PRC. In January 2008, we entered into a strategic alliance agreement with China Sports Industry Group Co., Ltd. to jointly explore business opportunities for developing sports-related content for mobile phones, including WVAS and wireless Internet sites. In 2008, we also entered into cooperation agreements with Infront Sports & Media (China) Co., Ltd. to operate the official mobile websites for the Men’s Professional League of the Chinese Basketball Association, China’s National Basketball Teams and China’s National Football Teams. In September 2009, we entered into a strategic relationship with CCTV’s CCTV.com, China’s largest and most authoritative news and entertainment new media platform, to jointly develop and launch a mobile Internet site, wap.CCTV.com. This relationship seeks to leverage our industry leading expertise and resources to provide PRC mobile Internet users access to all of CCTV.com’s content and programming. As of December 2009, we had cooperation arrangements with over 90 content providers.

We began to generate advertising revenues in 2006 and achieved continuous growth in 2007, 2008 and 2009. Although we do not expect that mobile advertising on our wireless Internet sites would make a significant contribution to our total revenues in the short-term, we believe that mobile advertising would eventually become a more significant revenue source if the volume of traffic to our wireless Internet sites becomes sufficiently large and the mobile advertising market grows steadily.  In 2009, we began to generate revenues for our WIS business through the sales of virtual items, mobile games and other WVAS services on Kong.net, as well as from Zhulang’s online literature site.  We expect these new revenue sources to become a larger part of our WIS revenues in 2010.

Our Mobile Games Business

We are a leading developer and publisher of mobile games for mobile phone users in the PRC. Our internal development team develops mobile games based primarily on the Java™ technology, but our development resources also support various other mobile operating platforms, including Symbian. The mobile games we develop include action, role-playing and leisure games. We separate our mobile games business into two main divisions: downloadable mobile games and online mobile games.  Downloadable mobile games are purchased by mobile phone users on either a one-time transaction basis or on a monthly subscription basis. These mobile games are generally downloaded once by a user and can be played without any further need to access the mobile networks.  Our online mobile games are free to download, but require mobile network access to activate certain features of the game and to interact with other players.  We charge our online mobile games users only for purchase of in-game virtual items.

We established a dedicated mobile games product development team, and acquired Tianjin Mammoth, a mobile games developer, in 2005. In 2009, we acquired Simlife, a leading mobile games developer in the PRC. Our internally developed online mobile games, e 3-Kingdom and Tian Jie (Reincarnation) Online, were named “Most Popular Mobile Networking Game” at the 2006 and 2007 China Joy Best Games Contests, respectively. Tian Jie (Reincarnation) Online was also named as one of the “Best Ten Self-Developed Mobile Games in China” at the China Game Industry Annual Forum in January 2008. We launched Tian Jie (Reincarnation) Online on China Mobile’s Mobile Online Game Platform on September 10, 2008, and Tianjin Mammoth received the “Best Mobile Game Developer” award at the 2007 China Joy Best Games Contests. In addition, one of Simlife’s 3D games, X Dancery, won a Calling All Innovators award from Nokia in 2008. As of December 31, 2009, we had a library of over 300 internally developed mobile games (including games developed by Simlife).

We believe that our mobile games business is well positioned to take advantage of the development of 3G services, as telecommunications operators offer more competitively priced data services and as mobile handset manufacturers improve handset capabilities, both of which developments that are conducive to more sophisticated mobile games.  In addition, we expect to leverage content and other copyrighted materials from our library of online literature and portfolio of online games to develop new mobile games.

Our Online Games Business

In January 2010, we acquired Dacheng and with it our fourth main business unit, online games. We develop online games based mainly on our proprietary technologies, which include our proprietary game engine (Dazzler 3D), game development platforms and online game billing system, all developed by our internal team. In particular, our Dazzler 3D game engine enables us to create high-quality 3D graphics and visual effects, and provides the technical foundation for creating innovative features in our games. Furthermore, our game development platforms give us the capacity to develop online games within approximately six to 24 months and to update our online games frequently in response to players’ preferences.

Dacheng launched its main 3D MMORPG, Loong, a martial arts themed game, in December 2009. We use an item-based revenue model for Loong, under which players can play the game on the Internet free of charge, but have to pay for purchases of in-game virtual items, such as performance-enhancing clothing, accessories and pets. We distribute our electronic prepaid game cards to players in the PRC exclusively through a single distributor. We also sell online points, which can be used to purchase in-game virtual items, through our proprietary sales system and our own website for Loong. Although we expect a substantial portion of our online games revenues to be generated in the PRC, we have licensed Loong to leading game operators outside of the PRC and plan to license Loong in additional countries and regions. We plan also to leverage our proprietary technologies and design capabilities to develop and launch new 3D MMORPGs in 2010.

Strategic Relationships

We have established cooperation arrangements with telecommunications operators, mobile handset manufacturers, content providers and other business partners to produce, promote and market our services. We provide our WVAS and mobile games primarily pursuant to cooperation agreements with China Mobile and other telecommunications operators. In addition, we cooperate with several leading PRC mobile handset manufacturers, which make selected handset models with a WVAS icon in the handset’s menu that enables users to access our services directly. We pay service fees to the telecommunications operators, mobile handset manufacturers, mobile handset distributors, content providers and other partners, where relevant.

Telecommunications Operators

China Mobile is the world’s largest mobile telecommunications network operator in terms of subscribers, with more than 522 million subscribers as of December 31, 2009, according to China Mobile’s website. Our working relationship with China Mobile is critical to the operation and continued development of our WVAS and mobile games businesses. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business —We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.” We provide WVAS in 31 Chinese provinces or provincial-level municipalities pursuant to cooperation agreements with China Mobile and its provincial subsidiaries. Generally, these agreements have terms of one year or shorter, but may be renewed automatically unless either party objects. We were one of the first wireless service providers to work with China Mobile to develop and offer WAP, MMS and Java™ services. We continue to jointly develop and promote WVAS with China Mobile and its provincial subsidiaries, which is generally more cost-effective and far-reaching than if we were to promote these services through traditional advertising. In addition to our cooperation agreements with China Mobile and its provincial subsidiaries, we have entered into cooperation agreements with China Unicom, China Netcom and China Telecom. Aggregate revenues from the cooperation agreements with these three telecommunications operators accounted for 25%, 23% and 22% of our total revenues in 2007, 2008 and 2009, respectively.

We charge our customers content fees, which vary among our different services, on either a single-transaction or a monthly subscription basis. We establish the fees paid by our customers in consultation with the telecommunications operators and, in turn, pay a portion of these fees to the telecommunications operators through which our services are provided.

Pursuant to our agreements with the subsidiaries of China Mobile, we generally pay to these subsidiaries 15% of the revenues we generate from providing our services to customers through their networks, with the exception of IVR services, with respect to which we pay to these subsidiaries 30% of the revenues we generate. In addition, the subsidiaries of China Mobile deduct a net transmission charge from our portion of the fees for services provided on the MMS and SMS platforms. These transmission charges are equivalent to the transmission fee set forth in the table below multiplied by the number of messages we send through the telecommunications operator’s network minus the number of messages we receive from users requesting our services.

Pursuant to our agreements with China Unicom and its subsidiaries, we generally pay each China Unicom subsidiary 15% to 52% of the revenues we generate from providing our services to customers through such subsidiary’s network, with the exception of IVR services, with respect to which we pay 52% of the revenues we generate.

Pursuant to our agreements with China Telecom and China Netcom and their respective subsidiaries, we generally pay each China Telecom and China Netcom subsidiary 15% to 50% of the revenues we generate from providing our services to customers through such subsidiary’s network, with the exception of IVR services, with respect to which we pay 50% of the revenues we generate.

The following table sets forth the principal fees that we charged our customers for our WVAS and mobile games related services and the service and transmission fees that we paid to the telecommunications operators as of December 31, 2009.

	Fees we charged customers		Fees we paid telecommunication operators
	Transaction fee per unit (1)	Monthly subscription fee	Service fees	Transmission fee (2)
(in RMB, except percentages)
WAP	1.00-3.00	1.00-8.00	15%-50%	N/A
MMS	0.50-3.00	5.00-30.00	15%	0.15-0.20
Mobile Games	0.50-15.00	5.00-20.00	15%-50%	N/A
SMS	0.50-3.00	5.00-15.00	15%-50%	0.02-0.08
IVR	0.50-3.00	10.00	20%-54%	N/A
CRBT	0.50-3.00	1.00-10.00	15%-50%	N/A

(1)	Transaction fees are per download for WAP, MMS, mobile games, SMS and CRBT services and per minute for IVR services.
(2)
A transmission fee is assessed for each message we send in excess of the number of messages we receive. The amount of the transmission fees for each month depends on the volume of messages sent in that month. No transmission fees are assessed for WAP, mobile games, IVR or CRBT services.

For our WVAS and mobile games, we rely primarily on the telecommunications operators to provide billing and collection services for us. Each telecommunications operator incorporates the fees for our services into the invoices that such operator sends to its customers on a monthly basis. We receive monthly statements from each of the telecommunications operators, which indicate the aggregate amount of fees that were charged to customers for services that we provided. For a description of our revenue recognition policy, see “Item 5 — Operating and Financial Review and Prospects — Critical Accounting Policies — Revenue Recognition.” Also see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.”

Material Contracts with Telecommunications Operators for WVAS and Mobile Games

The term of our contracts with the telecommunications operators is generally one year or shorter. When these contracts expire, we rely on the automatic renewal clauses contained in such contracts, execute an extension or enter into new contracts. On occasion, the renewal or the execution of new contracts may be delayed by several months. Based on our experience, in the event that a contract expires and is not promptly renewed, the telecommunications operator typically continues to honor the terms of the expired contract until an extension or a new contract is signed. We cannot assure you that any telecommunications operator will in fact continue to honor the terms of an expired contract. The specific termination and other material provisions of our more significant contracts with the telecommunications operators are set forth below.

Beijing AirInbox provides WAP services to customers nationwide on China Mobile’s Monternet™ portal, and Beijing AirInbox pays China Mobile a service fee of 15% of the revenues generated from providing WAP services to customers. Beijing AirInbox may not provide the same content that it provides to China Mobile under this agreement to other operators or WAP sites. Any violation of such provision entitles China Mobile to terminate this agreement. Beijing AirInbox also has entered into contracts with certain provincial subsidiaries of China Mobile that provide access to Beijing AirInbox’s WAP services through the provincial subsidiaries’ WAP portals.

Beijing AirInbox has entered into a cooperation agreement with China Mobile to provide MMS services on China Mobile’s nationwide. Pursuant to this agreement, Beijing AirInbox pays China Mobile a service fee of 15% of the revenues generated from providing MMS services to customers, plus net transmission charges. Beijing AirInbox may not provide the same content that it provides to China Mobile under this agreement to other telecommunications operators. Any violation of such provision entitles China Mobile to terminate this agreement.

Beijing AirInbox has entered into a cooperation agreement with China Mobile to provide IVR services on China Mobile’s nationwide network.  Pursuant to this agreement, Beijing AirInbox pays China Mobile a service fee of 30% of the revenues generated from providing IVR services to customers.

Beijing AirInbox has entered into a cooperation agreement with China Mobile’s Beijing subsidiary to provide SMS services on China Mobile’s nationwide network. Pursuant to this agreement, Beijing AirInbox pays China Mobile a service fee of 15% of the revenues generated from providing SMS services to customers.

Beijing AirInbox has entered into a cooperation agreement with China Unicom to provide WVAS to its customers on China Unicom’s mobile communication network and data service platform. The service fees payable by Beijing AirInbox to China Unicom vary with the type of WVAS that are provided.

Beijing AirInbox has entered into cooperation agreements with China Telecom to provide SMS services on China Telecom’s nationwide network and SMS service platform. The service fees payable by Beijing AirInbox to China Telecom vary with the contents of SMS service that are provided.

Mobile Handset Manufacturers

We have established distribution arrangements with mobile handset manufacturers, including Nokia, Motorola, Samsung, Lenovo, Sony Ericsson and other major international and domestic handset manufacturers. Pursuant to these distribution arrangements, we pre-load into the menu of certain mobile handsets our mobile games, WAP icons and MMS, SMS and IVR short codes, which enable customers to access our WVAS quickly and easily. We pay the mobile handset manufacturers 35% to 70% of the net revenues that we receive from the telecommunications operators, generally after deducting the telecommunications operators’ service fees, with respect to our mobile games and WVAS that are accessed by means of the pre-loaded icons and short codes. The terms of these agreements are generally for one year, and pertain to specific mobile handset models. In addition, we leverage our relationships with the mobile handset manufacturers to enter into joint marketing programs.

In addition to pre-loading our mobile games, icons and short codes into selected mobile handsets, we used to embed our icons and codes in selected handsets. On April 11, 2007, the MIIT issued a notice barring the production of mobile handsets with embedded icons and codes that cannot be changed or deleted by customers. We have altered our arrangements with mobile handset manufacturers to comply with the notice, which took effect on June 1, 2007. In addition, on January 27, 2010, China Mobile began implementing an additional series of measures which are targeted at further improving the user experience for mobile handset embedded services. Under the guidance of China Mobile, WVAS that are embedded in handsets will be required to introduce additional notices and confirmations to users during the purchase of such services. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us may result in lower revenues or additional costs for us and materially adversely affect our business operations, financial condition or results of operations.” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our effort to develop additional distribution channels for our WVAS and mobile games may not succeed or may be halted by the MIIT or the telecommunications operators.”

Content Providers for our WVAS, Mobile Games and WIS

We have entered into licensing agreements with content providers, whereby we contract to use their content for a fixed licensing fee or for a certain percentage, generally from 10% to 80%, of the net revenues we receive from telecommunications operators with respect to products and services that contain the licensed content, generally after deducting the fees paid to our distribution partners. These arrangements are typically for one or two years and are not exclusive, except for the content specifically produced for us by our freelance writers and certain content from our third party content providers. We currently license news content from the Xinhua News Agency, www.qianlong.com and Beijing News Media Corporation, among others, and license music content from EMI, Central New Infinite Technology (Beijing) Co., Ltd., Beijing Gold Typhoon Culture and Avex Asia Limited. We use the music that we license in our CRBT, song dedication, song listening, mobile karaoke, true ringtone and music video streaming and download services. We have also entered into agreements giving us exclusive rights in the PRC to develop wireless value-added products and services based on the voice of the Chinese actor Ge You and the content of the movies “Painted Skin” and “If You Are The One.” In addition, we have entered into licensing agreements with Gameloft and IN-FUSIO to provide their games to mobile phone users in the PRC.

Moreover, we have entered into agreements with content providers to obtain premium content for our wireless Internet sites. Pursuant to these agreements, we use the contents for a fixed license fee or for a certain percentage, generally from 30% to 70%, of the net revenues we receive from the mobile advertising that contains the licensed content, or sometimes both. We currently license contents from the NBA, CCTV International Networks, Xinhua PR Newswire, SSE Information Network Co., Ltd., Global Times Newspaper and other content providers.

Product Development

Product Development for our WVAS, Mobile Games and WIS

Our product development team focuses on creating innovative products that use the latest standards and technologies with respect to our WVAS, mobile games and wireless Internet sites. In particular, the 2.5G standard enables WVAS providers to send more data in a shorter period of time, thereby facilitating the transmission of more advanced data services. We were one of the first WVAS providers to work with China Mobile to develop and offer MMS and WAP services, and have continued to be a leading developer of innovative services compatible with these technology platforms. At the same time, we have increased our product development team’s emphasis on developing and supporting our 2G products, including IVR and CRBT, which we distribute on the networks of China Mobile, China Unicom and China Telecom. We have a dedicated mobile games development team that develops games for Java™ and other mobile games platforms. In addition, a portion of our product development team focuses on products and services for the wireless Internet sites we are operating, including Kong.net, Ko.cn, ct.cn and cn.NBA.com. We believe that our timely delivery of new services that meet telecommunications operators’ specifications demonstrates our technical capabilities and strengthens our cooperation relationship with the telecommunications operators.

In addition to developing a range of innovative WVAS, mobile games and WIS, we also have developed a variety of programming tools that allow us to enhance customers’ enjoyment of our services. For instance, in response to the current lack of a standard operating system among mobile phones produced by different manufacturers in the PRC, which may result in inconsistent experiences for customers accessing our services through different handset models, we have developed software tools that allow our services to be readily adapted for use on most mobile phones on the market. These tools reduce the cost of adapting our services to new models of mobile phones and optimize the user experience in terms of format and presentation of our services.

The number of our product development employees for WVAS, mobile games and WIS increased to 722 as of December 31, 2009 from 477 as of December 31, 2008.

Product Development for Online Games

We believe that timely and quality game development is critical to our online games business and our business as a whole, and we have formed a separate department for the development of online games, which had 219 employees as of March 31, 2010. Our online games development department mainly consists of a programming, design and graphics division.

Unlike many of our competitors that operate MMORPGs licensed from foreign game developers, we have in-house development capabilities that allow us to develop games in timely response to constantly changing market demands and trends. Our systematic game development process includes the following key steps:

•
Concept Generation. Our design division takes the lead in generating ideas for new games based on the latest trends in player preferences. We recruit game players for our design division to closely track popular topics among players and on the Internet. We also encourage all of our employees to provide creative ideas and concepts for game development.

•
Detailed Proposal. Upon our management’s approval of a new game concept, the design division will prepare a detailed proposal that sets forth preliminary game storylines and characters, estimates of costs and targeted audience.

•
Development Plan. After the completion of the technical review of the detailed proposal, a project team consisting of our programming staff, design staff and graphics artists will work together to set the technical criteria for the development of the game and formulate a development plan with certain milestones.

•
Design, Style and Story Concepts. Based on the game development plan, our graphics artists will determine the style of the new game and design game characters, our game designers will develop the game story and define game environments and our program developers will develop both the server-end software and the user-end software modules.

•
Internal Reviews. Management reviews will take place upon the completion of each milestone of the development plan. Concurrently, our testing division will test the accuracy and completeness of the development milestones and our marketing department will initiate marketing campaigns according to the development milestones.

•
Closed Beta Testing and Open Beta Testing. We conduct closed beta testing to correct technical issues of a new game. Thereafter, we conduct open beta testing to test the operation of the new game under open market conditions. Finally, we introduce the new game to players online.

Anticipating the potential growth of 3D online games in the PRC and recognizing the importance of possessing our own game engine, we have also focused on the development of our proprietary game engine, Dazzler 3D. Our game engine enables us to create quality 3D graphics and visual effects to better capture characters’ motions. Our game engine is designed to allow for effective game playing on both high-end and lower-end computers. We have employed this game engine to develop Loong and are using it for the development of new 3D online games.

Sales, Marketing and Customer Service

We are committed to establishing our KongZhong name as a well-recognized and reputable brand not only among our customers and users, but also among telecommunications operators, key industry players and other owners of brand names. We sell our WVAS and mobile games principally through the telecommunication operators, as well as other distribution partners. We market through our website, promotional events, direct marketing and media advertising. We provide support and technical services to China Mobile, China Unicom and China Telecom and to our customers and users.

Sales and Marketing

In the past, we have focused our marketing activities on enhancing our KongZhong brand name, as we believed that branding was important in the wireless Internet business. In 2007, we increased our efforts in advertising in traditional media such as television, billboards, newspapers and magazines, as well as through the Internet, to promote our wireless Internet sites, including Kong.net, Ko.cn and cn.NBA.com, and our corporate brand name, KongZhong. We conducted a major advertising campaign in the first half of 2007 and have been cooperating with the NBA to promote cn.NBA.com since the second half of 2007.

However, beginning in 2008 and continuing into 2009, as we adjusted our business strategy to develop our mobile games business, we began to decrease branding efforts through traditional media channels and increase our effort to promote our mobile games in cooperation with the PRC telecommunications operators.  In 2010, we expect our marketing efforts to include marketing activities for launches of new online games and game expansion packs.

We utilize our leading position among providers of WVAS and our knowledge of our customers to attract joint promotion arrangements with brand owners seeking effective channels of publicity among trend-conscious consumers. Through select distribution channels, we target young and fashion-driven consumers whom we believe set trends for consumer products and services in the PRC. For example, we promoted the movie “The Promise” pursuant to a joint promotional arrangement under which we offered exclusive WVAS containing pictures and other content relating to the movie. In addition, we market through traditional offline media venues, such as through newspapers, magazines and flyers.

A majority of our revenues are derived from services provided through the networks of China Mobile. Accordingly, we devote significant resources to maintaining, expanding and strengthening our relationship with China Mobile and its subsidiaries. In addition, we have strengthened our sales and marketing of 2G and 2.5G services, which we provide through the networks of China Mobile as well as other telecommunications operators. As of December 31, 2009, our sales and marketing department consisted of 144 persons strategically located in 27 provinces across the PRC to work closely with the telecommunications operators at the provincial and local levels, where pricing and other important decisions on marketing and operations are made. Our localized sales team helps us gain insight into developments in the local markets and the competitive landscape, as well as new market opportunities.

We also continuously seek alternative distribution channels for our WVAS and mobile games, such as mobile handset manufacturers and mobile handset distributors. Our sales force also works with other distribution partners to promote our services.

To motivate our sales professionals, a portion of their compensation is based on the usage of our services in their respective regions. Sales quotas are assigned to all sales personnel according to quarterly sales plans. We also continuously explore other joint marketing strategies in order to maximize our cooperation arrangements and resources.

With our acquisition of Dacheng and commencement of our online games business, marketing of our online games has become an important part of our strategy. We aim to attract new game players and increase revenues from existing game players by introducing marketing and promotion strategies that are specifically tailored to each of our online games. We advertise primarily in sites devoted to online games and game magazines, and marketing events are usually timed with the release of a new game or updates of a game’s content.

Customer Service

We view both the telecommunications operators and end users of our services as customers. Customer service is key to building our brand and our relationships with the telecommunications operators. We train our customer service representatives with an emphasis on customer satisfaction. Our customer service center handles calls, faxes and e-mails from our end users, as well as inquiries forwarded from the telecommunications operators. Our customer service representatives interact regularly with, and provide training materials to, customer service representatives of telecommunications operators to enhance our customers’ experience with our services. As of December 31, 2009, our customer service department consisted of 58 persons strategically located in seven provinces across the PRC.

We provide high-quality customer service and are responsive to the needs of the players of our online games. In particular, our game players can access our customer service center through in-game chats, phone or e-mail 24 hours a day, seven days a week. In addition, we have a website for game players to submit feedback and a service center in Shanghai, which is open to walk-in game players during normal business hours. We had 34 customer service representatives dedicated to our online games business as of March 31, 2010, many of whom are MMORPG enthusiasts with a deep understanding of online games players. We also have dedicated supervisors to monitor our calls to ensure quality service. Feedback collected by our customer service team is important to the integration of our product development and game operations teams. The information collected by our customer service team forms the basis of our feedback database, which helps us track the trends in players’ tastes and preferences and provide direction when we design changes, upgrades and expansion packs for our online games.

Competition

We face significant competition in the WVAS, mobile games, wireless Internet, mobile advertising and online games markets in the PRC. In particular, the MIIT has reported on its website that, as of April 20, 2010, more than 1,914 service providers held nationwide licenses to supply content and services on the PRC telecommunications operators’ networks. Moreover, China Mobile has been developing and marketing its own MMS and WAP products, and other PRC telecommunications operators may decide to do the same. We compete with these companies primarily on the basis of brand, the type and timing of service offerings, content and business partner and channel relationships. The telecommunications operators may also decide to enter the mobile games market in the future. Other potential competitors in this market include developers of personal-computer-based online games, major media companies, traditional video game developers, content aggregators, mobile software providers and independent mobile games developers. In addition to competition for products, services and distribution channels, we also compete for experienced and talented employees.

Some of our competitors may have more personnel and financial resources and a longer operating history than us. For example, Internet portals providing WVAS may have an advantage over us with their longer operating history, more established brand name, larger user base and Internet distribution channels. Furthermore, some competitors may be able to develop or exploit new technologies faster than us, or offer a broader range of products and services than we are presently able to offer. In addition, barriers to entry of WIS are relatively low and current and new competitors can launch new wireless Internet sites at a relatively low cost. The PRC telecommunications operators also operate their own wireless Internet sites. We compete with the operators of other wireless Internet sites for visitors, employees and advertisers, and also compete with traditional media companies such as newspapers, television networks and radio stations for advertisers.

We also compete principally with the following three groups of competitors in the online games business in China: online games developers and operators in the PRC other private companies in the PRC devoted to game development or operation and international competitors. Our existing and potential competitors in the online games business compete with us for talent, game player spending, time spent on game playing, marketing activities, quality of games and distribution network. Some of our existing and potential competitors have significantly greater financial and marketing resources than we do.

See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We face increasing competition in the PRC from providers of WVAS, mobile games, WIS and mobile games, which could reduce our market share and materially adversely affect our financial condition and results of operations.”

WVAS Services

Competition is particularly intense in the 2G and 2.5G WVAS markets in the PRC as the barriers to entry are relatively low. Our primary competitors in this market include Internet portals, such as Sina Corporation, Sohu.com Inc. and TOM Online Inc., and providers focused on WVAS, such as Tencent Technology Limited and Linktone Limited. We also face increasing competition from China Mobile in the 2.5G WVAS market.

Mobile Games Services

Our primary competitors in the mobile games market in the PRC include Internet portals, such as Sina Corporation and TOM Online Inc., as well as providers focused on WVAS and mobile games, such as Tencent Technology Limited and Glu Mobile Inc.

Wireless Internet Business

Our primary competitors in the wireless Internet market in the PRC include Internet portals, such as Sina Corporation and Tencent Technology Limited, as well as independent operators of wireless Internet sites and PRC telecommunications operators who operate their own wireless Internet portals, such as China Mobile. Since there is currently no reliable and accurate third-party monitoring of wireless Internet traffic in the PRC, detailed data of traffic on the major wireless Internet sites is not available.

Online Games Business

Our principal competitors for our online games business in the PRC include other online games developers and operators, such as Perfect World Co. Ltd, Shanda Interactive Entertainment Limited, Netease.com, Inc., Changyou.com Limited, Giant Interactive Group Inc. and Tencent Holdings Limited.

Intellectual Property and Proprietary Rights

We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business. We rely on trademark and copyright law, trade secret protection, non-competition, confidentiality and licensing agreements with our senior officers, clients, partners and others to protect our intellectual property rights. Despite our effort to protect our proprietary rights, we cannot be certain that the steps we have taken will prevent misappropriation of our content or technology, particularly in foreign countries where the relevant laws may not protect our proprietary rights as fully as in the United States or other jurisdictions. For a description of the regulations applicable to our industry in the PRC, see “— Regulation.”

We have registered KongZhong Network as a commercial website with the SAIC. As a result, no one else may operate a website, whether commercial or otherwise, using the name of KongZhong Network. We also have registered our logo, the KongZhong thumb, and certain of our product names as trademarks in the PRC, and have applied to register our wireless Internet portal logo, the K palm, as a trademark in the PRC. Our trademarks are registered in the name of Beijing AirInbox. In addition, Beijing AirInbox is the registered owner of a number of domain names, the principal ones of which are www.kongzhong.com, www.kongzhong.com.cn, www.kongzhong.net, www.kongzhong.net.cn, www.cota.com.cn, www.cota.cn, ko.cn and Kong.net. Xinreli is the registered owner of a number of domain names, the principal ones of which are Simlife.com, Simlife.com.cn, Simlife.cn, Simlife.net and Simlife.net.cn. Dacheng is also the registered owner of a number of domain names, the principal ones of which are Loong3d.com, gamall.net, dacn.com.cn and kowchina.com.

We are unable to register the Chinese name of “KongZhong Network” as our service mark in the PRC because it is deemed a generic term under existing PRC trademark laws, rules and regulations, which prohibit registration of generic terms as trademarks or service marks. However, we do not expect to face a proliferation of counterfeit services or products without any legal remedy, as we may seek a remedy for piracy under the PRC’s Anti-Unfair Competition Law, by bringing a suit against a third party that uses the Chinese name of “KongZhong Network” if the overall design or appearance of that third party’s services is substantially the same as that of the well-known or established services provided by us. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.”

Information Technology Systems and Infrastructure

We maintain most of our servers at the premises of Beijing Telecommunication Corporation, which is the administrator of the central hub of the ChinaNet backbone. We also maintain servers at other Internet data centers, including China United Network Communications Corporation Limited, Chongqing Mobile Communications Company Limited and Hangzhou Mobile Communications Company Limited. Following our acquisition of Dacheng, most of our servers used for our online games are hosted at the premises of 21 Vianet Data Center, one of the largest Internet infrastructure service providers in China. We also maintain online game servers at other Internet data centers, including Nanjing Telecommunication Corporation, Zhuhai Telecommunication Corporation, Shandong United Network Communications Company Limited and Shenyang United Network Communications Company Limited. We believe that utilizing these hosting partners provides significant operating benefits, such as protecting our systems from power loss, break-ins and other potential external causes of service interruption. In addition, we back up all of our data. We believe we will be able to increase our server capacity as needed to accommodate future growth.

Employees

General

Our senior management and many of our employees have had prior experience in the Internet portal, online games or telecommunications-related industries. Our employees receive a base salary and a performance-based bonus, with the amounts of such bonuses calculated based on the performance ranking of the employee. In addition, we have a broad-based equity incentive plan pursuant to which we grant share options and restricted share units, or nonvested shares, from time to time to employees who have passed their initial probation period. We also offer internal training programs tailored to different job requirements to help enhance our employees’ talents and skills. We believe that these initiatives have contributed to the growth of our business.

As of December 31, 2009, we had 1,002 employees, all in the PRC. The table below sets forth the number of our employees by function as of the end of the periods indicated:

	As of December 31,
	2007		2008		2009
	Number	% of Total	Number	% of Total	Number	% of Total
Sales, marketing and business development	212	26.4%	152	19.7%	144	14.4%
Customer service	69	8.6	65	8.4	59	5.9
Product development	444	55.2	477	61.8	722	72.0
Networking operation	26	3.2	26	3.4	19	1.9
General and administrative	53	6.6	52	6.7	58	5.8
Total	804	100.0%	772	100%	1002	100.0%

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented through any collective bargaining agreements or by labor unions.

Employee Benefits Plan

Our full-time employees in the PRC participate in a government-mandated multi-employer defined contribution plan, under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require us to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were approximately US$2.1 million, US$2.8 million and US$3.1 million in 2007, 2008 and 2009, respectively.

We have granted share options to our employees pursuant to our KongZhong Corporation 2002 Equity Incentive Plan, or the 2002 Plan, and our KongZhong Corporation 2006 Equity Incentive Plan, or the 2006 Plan, as described in “Item 6 — Directors, Senior Management and Employees — Share Options.”

Properties

Our principal executive office currently occupies approximately 12,523 square meters of office space in Beijing, the PRC, primarily under leases that will expire in August 2010. We expect to be able to renew these leases upon their expiration. In addition, we lease sales offices in 11 provinces throughout the PRC.

Legal Proceedings

We are not currently a party to any material legal proceeding. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

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

Regulation

The telecommunications industry in the PRC, including computer information and Internet access services, is highly regulated by the PRC government. In particular, regulations issued or implemented by the State Council, the MIIT, and other relevant government authorities cover virtually every aspect of telecommunications network operations, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

The MIIT, under the leadership of the State Council, is responsible for, among other things:

•	formulating and enforcing telecommunications industry policy, standards and regulations;

•	granting licenses to provide telecommunications and Internet services;

•	formulating tariff and service charge policies for telecommunications and Internet services;

•	supervising the operations of telecommunications and Internet service providers; and

•	maintaining fair and orderly market competition among operators.

In addition, other governmental agencies that may have jurisdiction over our business activities include, but are not limited to, the following:

•	the MOC;

•	the MPS;

•	the SAIC;

•	the GAPP;

•	the State Council Information Office, or SCIO; and

•	SAFE.

Telecom Regulations

In September 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either infrastructure telecommunications businesses or value-added telecommunications businesses, with WVAS, mobile games, WIS and online games classified as value-added telecommunications businesses. Pursuant to the Telecom Regulations, a commercial operator of value-added telecommunications business must obtain an operating license. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in the PRC.

In December 2001, in order to comply with the PRC’s commitments with respect to its entry into the World Trade Organization, or the WTO, the State Council promulgated the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Telecom FIE Rules. In September 2008, the State Council promulgated the Decree of the State Council No. 534 to amend certain provisions of the 2001 Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate capital contribution ratio of the foreign investor(s) in a foreign-funded telecommunications enterprise that provides value-added telecommunications services shall not exceed 50%. In addition, all principal investors in such an enterprise must themselves be telecommunications operators. Pursuant to the Foreign Investment Industrial Guidance Catalogue, as of October 31, 2007, the permitted foreign investment ratio of value-added telecommunications services is no more than 50%. To comply with these regulations, we conduct substantially all of our operations through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, which are wholly-owned by PRC citizens or entities and incorporated in the PRC. We do not have any equity interests in these operating companies, but instead enjoy the economic benefits of these operating companies through a series of contractual arrangements, which we and our wholly-owned subsidiaries, KongZhong Beijing and KongZhong China, have entered into with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli, Dacheng and their respective shareholders as described in “— Our Corporate Structure” and “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

In July 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business. In the circular, the MIIT reiterated the existing regulations regarding foreign investment in telecommunications business, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for Internet content provision, or an ICP license, in order to conduct any value-added telecommunications business in the PRC. Under this circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in the PRC. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business shall be owned by the local ICP license holder or its shareholders. This circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to the lack of further interpretation from the PRC regulator, it remains unclear what impact the above circular will have on us or other PRC Internet companies that have adopted the same or similar corporate and contractual structures as ours.

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

Regulation of Internet Content Services

Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures, or the Internet Information Measures, in September 2000, the MIIT and other regulatory authorities formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures. The Internet Information Measures require that commercial Internet content providers must obtain an Internet information license from the appropriate telecommunications authorities in order to carry on any commercial Internet content operations within the PRC. Internet content operators must display their operating license numbers in a conspicuous location on their home page. Internet content operators are obliged to police their websites in order to remove categories of harmful content that are broadly defined. This obligation reiterates Internet content restrictions that have been promulgated by other ministries over the past few years. In addition, the Internet Information Measures also provide that Internet content operators which operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. Furthermore, the Internet Information Measures stipulate that Internet content operators must obtain the consent of the MIIT prior to establishing an equity or cooperative joint venture with a foreign partner. The BBS Measures provide that any Internet content operator engaged in providing online BBS is subject to a special approval and filing process with the relevant PRC governmental telecommunications authorities.

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

Each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng has a telecommunications and information services operating license for their Internet content businesses from the Beijing Telecommunications Administration Bureau. These licenses are subject to standard annual review.

Regulation of WVAS

Pursuant to the Telecom Regulations, a commercial operator of Internet content services must obtain an operating license. Other than this requirement, PRC legislation on wireless telecommunications is generally aimed at regulating equipment and infrastructure rather than applications and value-added service providers.

The Administrative Measures for Telecommunications Business Operating Licenses, or Telecom License Measures, were promulgated by the MIIT on March 5, 2009. The Telecom License Measures confirm that there are two types of telecommunications operations licenses for operators in the PRC (including foreign-invested telecommunications enterprises), namely, licenses for infrastructure services and licenses for value-added services, for which a distinction is made as to whether a license is granted for intra-provincial or nationwide activities. An appendix to the license details the permitted activities of the enterprise to which it was granted. An approved telecommunications service operator must conduct its business, for both infrastructure and value-added services types of businesses, according to the specifications recorded on its Telecom Business Operating License. The MIIT is the competent approval authority for foreign-invested telecommunications enterprises and for granting nationwide licenses to value-added telecommunications enterprises.

Other than a general classification of wireless information services as value-added telecommunications services by an appendix to the Telecom Regulations, as amended, there is currently no nationwide legislation in the PRC that specifically addresses the provision of WVAS, such as SMS, MMS, WAP, Java™, IVR or CRBT services. At this time, it is if or when national legislation may be enacted in the PRC to regulate this business.

Each of Beijing AirInbox and Beijing Boya Wuji has obtained a value-added telecommunications business operation permit in order to operate wireless value-added businesses in Beijing. Each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang and Xinreli has obtained a nationwide value-added telecommunications license from the MIIT in order to provide services in multiple provinces, autonomous regions and municipalities. These licenses are subject to standard annual review.

Regulation of Internet Culture Activities

On May 10, 2003, the MOC promulgated the Internet Culture Measures, which became effective as of July 1, 2003. On July 1, 2004, the MOC promulgated the Amendment Decision. The Internet Culture Measures and the Amendment Decision require Internet content providers that engage in Internet culture activities to obtain an Internet culture business operations license from the MOC in accordance with the Internet Culture Measures and the Amendment Decision. The term “Internet culture activities” is defined in the Internet Culture Measures and the Amendment Decision as activities in connection with the provision of Internet cultural products and services, which mainly include: (1) producing, reproducing, importing, selling (either on a wholesale or retail basis), leasing or broadcasting Internet cultural products; (2) publishing cultural products on the Internet or distributing cultural products through the Internet to such consumer electronics as computers, fixed telephones, mobile phones, radios, television sets and video game machines for consumption by Internet users; and (3) holding exhibitions of and competitions involving Internet cultural products. Each of Beijing AirInbox, Dacheng and Xinreli has obtained an Internet culture business operations license from the MOC.

Software Products Registration

On April 10, 2009, the MIIT issued the Measures Concerning Software Products Administration, or the Software Measures. Under the Software Measures, producers of software products registered with the relevant PRC authorities may be entitled to certain preferential policies in PRC. Software developers or producers are allowed to sell or license their registered software products independently or through agents. Software products must be registered with the local provincial government authorities in charge of the information industry and filed with the MIIT. Upon registration, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. The MIIT and other relevant departments may carry out supervision and inspection over the development, production, operation and importing and exporting of software products in the PRC. Dacheng has registered the game Kung Fu World with the relevant PRC authority and has obtained software product registration certificates for Kong Fu World.

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

•
“Socially destabilizing content” includes any action that (1) incites defiance or violation of PRC laws; (2) incites subversion of state power and the overturning of the socialist system; fabricates or distorts the truth, spreads rumors or disrupts social order; (3) advocates cult activities; or (4) spreads feudal superstition, involves obscenities, pornography, gambling, violence, murder or horrific acts or instigates criminal acts.

•
“State secrets” are defined under applicable PRC law as matters that affect the security and interest of the state. The term covers such broad areas as national defense, diplomatic affairs, policy decisions on state affairs, national economic and social development, political parties and other state secrets that the State Secrecy Bureau has determined should be safeguarded.

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

Regulation of Pornographic Materials

Since the development of the Internet, the PRC government has carried out a series of actions targeting pornographic materials on the Internet, mobile phones and other Internet-based equipment. On May 11, 2007, the MIIT issued the Notice of Schemes of Special Campaign Against Internet-Based Pornography and, on December 15, 2009, the MIIT issued the Further Schemes of Special Campaign Against Mobile Phone Pornography to regulate the dissemination of pornographic materials through mobile phones and the Internet.

The Supreme People’s Court and Supreme People’s Procuratorate issued the Interpretation on Issues of Application of the Laws for Production, Reproduction, Publication, Sale and Dissemination, of Pornographic Information Through Internet, Mobile Equipment and Information Service Centers on September 1, 2004, and the Interpretation on Issues of Application of the Laws for Production, Reproduction, Publication, Sale and Dissemination, of Pornography Information Through Internet, Mobile Equipment and Information Service Centers II on February 4, 2010. These interpretations define the applicable laws, crimes and penalties for the dissemination of pornographic materials on the Internet or through mobile telecommunications equipment.

Due to the uncertainty over how the above-mentioned rules and regulations will be interpreted and enforced, we cannot predict how they will affect our business operations and future strategies. Although we believe that our products and services are in compliance with these rules and regulations, we cannot assure that any of the relevant governmental authorities will not disagree and will not take legal action against us.

Regulation of Advertisements

The principal regulations governing advertisements in the PRC are the Advertising Law (1996) and the Administrative Regulations of Advertisements (1987), pursuant to which an entity conducting advertising activities as a supplementary business must obtain a permit from the local AIC and specifically mention advertising activities as a permitted business activity in such entity’s business license. The SAIC is the government agency responsible for regulating advertising activities in the PRC. The Advertising Law (1996) and the Administrative Regulations of Advertisements (1987) do not contain, and the SAIC has not promulgated, regulations specifically aimed at mobile advertising through SMS or MMS services.

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

Regulation of News Dissemination

On November 17, 2000, the Internet News Measures were promulgated by the State Council News Office and the MIIT. These measures stipulate that general websites established by non-news organizations may publish news released by certain official news agencies if such websites satisfy the requirements set forth in Article 9 of the measures and have acquired the requisite approval, but may not publish news items produced by themselves or news sources from elsewhere. All the news that we publish and disseminate originates from official news agencies approved by the PRC government.

On September 25, 2005, the State Council News Office and the MIIT jointly promulgated the Administrative Regulations for Internet News Information Services, or Internet News Information Services Regulations. According to the Internet News Information Services Regulations, the term “news information” means current affairs and political types of news information, including reports or comments on politics, economy, military affairs, diplomacy and other social and public affairs, as well as reports or comments related to unexpected social events, and the term “Internet news information services” includes publication of news information, provision of current affairs and political types of electronic messaging services and release of current affairs and political types of communication information to the public through the Internet. The Internet News Information Services Regulations specify that Internet news information service providers established by non-news organizations must apply for approval from the State Council News Office, through its provincial offices, to be allowed to engage in providing Internet news information service in relation to the news information released by official news agencies. Such Internet news information providers shall also enter into cooperation agreements with those official news agencies pursuant to which the general websites will publish news information provided by the official news agencies, and such cooperation agreements shall be submitted to the local provincial offices of the State Council News Office for record. Beijing AirInbox has obtained a license pursuant to the Internet News Information Services Regulations.

Technology of Import and Export

China imposes controls on technology import and export. On December 10, 2001, the State Council promulgated Regulations on Administration of Import and Export of Technologies. The term “technology import and export” is broadly defined in the regulations to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by, or registration with, the relevant PRC governmental authorities. If we enter into licensing agreements with third parties outside of the PRC through our PRC entities, such licenses will be required to be registered with applicable PRC governmental authorities.

Regulation of Online Publications

The GAPP is the government agency responsible for regulating publishing activities in the PRC. On December 30, 1997, the GAPP issued the Rules for the Administration of Electronic Publications, or Electronic Publication Rules, which took effect on January 1, 1998. These rules were replaced by new Electronic Publication Rules promulgated on February 21, 2008, which took effect on April 15, 2008. The Electronic Publication Rules regulate the production, publishing and importation of electronic publication in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other regulations issued by the GAPP, online games are classified as a kind of electronic production, and publishing of online games can be done only by licensed electronic publishing entities with standard publication codes.

On June 27, 2002, the MIIT and the GAPP jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to secure approval from the GAPP. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, using or downloading by the public.

The GAPP and the MIIT have not specified whether the aforementioned approval in the Internet Publishing Measures is applicable to dissemination of works through SMS, MMS, WAP, Java™, IVR, CRBT or other wireless technologies. If, in the future, the GAPP and the MIIT clarify that the Internet Publishing Measures are applicable to wireless value-added telecommunications services operators or issue new regulations or rules regulating wireless publishing, we may need to apply for a license or permit from governmental agencies in charge for our WVAS business. We cannot assure you that such application would be approved by the relevant governmental agencies. Because the provision of online games is deemed an Internet publication activity, an online games operator needs to obtain an Internet publishing license in order to directly make its online games publicly available in PRC. Beijing AirInbox has obtained an Internet publishing license from the GAPP, and Dacheng is in the process of applying for an Internet publishing license from the GAPP. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Dacheng is applying for an Internet publishing license required under PRC regulations for its games. If it fails to obtain such license, it may become subject to various penalties, including restrictions on our operations.”

Regulation of Internet-Based Audio-Video Programming Services

On December 20, 2007, the SARFT and the MIIT jointly promulgated the Regulations on Administration of Internet-based Audio-video Programming Service, or the Internet-based Audio-video Regulations, which became effective as of January 31, 2008. The Internet-based Audio-video Regulations are applicable to the public dissemination of Internet-based, including wireless Internet-based, audio-video programming services within the territory of the PRC. Activities covered by the Internet-based Audio-video Regulations include producing, compiling, integrating and public dissemination over the Internet of audio or video programs, as well as aiding others to upload and disseminate such programs.

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

Pursuant to explanations of the Internet-based Audio-video Regulations provided by the responsible persons at the SARFT and the MIIT in a press conference, providers who engaged in Internet-based audio-video programming services before the promulgation of the Internet-based Audio-video Regulations and who have not violated any other laws or regulations are eligible to register their business and continue their operations. Beijing AirInbox has obtained an Internet-based Audio-video License. However, given the short history of the Internet-based Audio-video Regulations and the lack of interpretations, we cannot assure you that other of our operating companies will be qualified to apply for the Internet-based Audio-video License, or complete the required registration and we can not assure you that we will be granted the Internet-based Audio-video License.

Regulation of Online Games

In addition to rules and regulations described above, the PRC authorities have promulgated other specific regulations for online games.

On July 12, 2005, the MOC and the MIIT promulgated the Opinions on the Development and Administration of Online Game, reflecting the PRC government’s intent to foster and control the development of the online games industry in China. Accordingly, the MOC will censor online games that “threaten state security,” “disturb the social order,” or contain “obscenity” or “violence”.

Many of our customers access our games in Internet cafes, which are also regulated by the PRC government. Internet cafes are required to obtain a license from the MOC and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and hours of operation. In 2004, the MOC, the SAIC and other PRC governmental authorities jointly issued a notice to suspend issuance of new Internet cafe licenses. Though this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the number and recipients of new licenses at their discretion. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafes, as a result of the occurrence of, and media attention on, gang fights, arsons or other incidents in or related to Internet cafes. On February 15, 2007, the MOC and other relevant governmental authorities jointly issued the Internet Cafes Notice, which suspended nationwide the approval for the establishment of new Internet cafes in 2007 and imposed tougher penalties for Internet cafes admitting minors. In 2008 and 2009, the MOC, SAIC and other relevant governmental authorities, individually or jointly, have issued several notices which provide various ways to strengthen the regulation of Internet cafes, including investigating and punishing the Internet cafes which accept minors, cracking down on Internet cafes without sufficient and valid licenses, limiting the total number of Internet cafes, screening unlawful games and websites, and improving the coordination of regulation over Internet cafes and online games. As many of our customers access our games from Internet cafes, any reduction in the number, or any slowdown in the growth, of Internet cafes in the PRC as a result of stricter Internet cafe regulation will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business, financial condition and results of operations.

In April 2007, the GAPP and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration (by online games players) system by all PRC online games operators, in an effort to curb addictive online games playing behaviors of minors. Under the anti-fatigue system, three hours or less of continuous playing by minors is considered to be “healthy”, three to five hours to be “fatiguing”, and five hours or more to be “unhealthy”.  Game operators are required to reduce the value of in-game benefits to a player by half if the player has reached “fatiguing” level, and to zero in the case of “unhealthy” level. To identify whether a player is a minor and thus subject to the anti-fatigue system, a real-name registration system is also adopted, which requires online games players to register their real identity information before they play online games. Dacheng has successfully developed such an anti-fatigue system.

On September 7, 2009, the State Commission Office for Public Sector Reform issued the Notice on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation, Online Game and Comprehensive Law Enforcement in Culture Market in the ‘Three Provisions’ jointly promulgated by MOC, SARFT and the GAPP, which took effect on the same date of promulgation. According to this notice, the GAPP is responsible for the examination and approval of the online games prior to being uploaded on the Internet, after which the online games shall be administrated by MOC.

On September 28, 2009, the GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games which took effect on the same date of promulgation. This notice restates that foreign investors are not permitted to invest in online games operating businesses in the PRC through wholly-owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online games operators through establishing other joint venture companies, or contractual or technical arrangements. According to this notice, where new versions, expansion packs or new content shall be updated for online games which have been approved by the GAPP, the operation entity shall undertake the same procedures for the examination and approval by the GAPP of such new versions, expansion packs or new content.

On November 13, 2009, MOC issued the Circular on Improving and Strengthening the Administration of Content in Online Games. This circular emphasizes that correct cultural values shall be maintained to enhance the cultural implications of online games. Online games which comprise mainly of killing beasts, combat and marriage shall be further restricted. Minors should be guided in their choice of games and their playing time should be limited through technical measures. This circular also requires online games operators to establish and maintain committees to monitor game content. Dacheng has established such a committee.

Regulation of Virtual Currency

The use of “virtual currency”, which is typically used to purchase in-game virtual items, is also regulated by the PRC government. Under the Internet Cafes Notice described above, the People’s Bank of China is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system of the PRC. This notice provides that the total amount of virtual currency issued by online games operators and the amount purchased by individual game players should be limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items.

On June 4, 2009, the MOC and Ministry of Commerce jointly issued a circular regulating the trading of online games virtual currencies. The circular clearly defines for the first time the meaning of virtual currency and places a set of restrictions on the trading and issuance of virtual currency. The circular also states that online games operators are not allowed to give out virtual items or virtual currency through lottery-base activities, such as lucky draws, betting or random computer sampling, in exchange for user’s cash or virtual money. This regulation is mainly targeted at lottery-based activities found in some online games.

On July 20, 2009, MOC promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprise and Online Game Virtual Currency Trading Enterprise, which specifically define the meaning of “issuing enterprise” and “trading enterprise” and stipulate that both of these businesses may not be operated by the same enterprise.

Privacy Protection

The applicable PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. We require the customers of our online games to accept a user agreement whereby they agree to provide certain personal information to us.Chinese law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

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

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which took effect on November 1, 2005. Notice 75 supersedes prior SAFE regulations promulgated in January and April of 2005. In May 2007, SAFE issued the Notice of the State Administration of Foreign Exchange on Operating Procedures Concerning Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 106. Notices 75 and 106 require PRC residents to register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them and direct investment through such an offshore entity in the PRC. The term “PRC residents,” as used in Notice 75, includes not only PRC citizens but also other persons who habitually reside in the PRC for economic benefit. These PRC residents are required to register with the relevant SAFE branch before establishing or taking control of such an offshore entity and complete amended registrations with the relevant SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into the offshore entity, (ii) subsequent overseas equity financing by such offshore entity or (iii) any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. The PRC residents who have already incorporated or gained control of offshore entities that had completed onshore investments in the PRC before Notice 75 took effect must register with the relevant local SAFE branch on or before March 31, 2006. In addition, such PRC residents are required to repatriate into the PRC all of their dividend profits or capital gains from their shareholdings in the offshore entity within 180 days of their receipt of such profits or gains.

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

A number of terms and provisions in Notices 75 and 106 remain unclear. Because of uncertainty over how Notices 75 and 106 will be interpreted and implemented, we cannot predict how they will affect our business operations or future strategies. For example, the ability of our present and prospective PRC subsidiaries to conduct foreign exchange activities, such as remitting dividends and foreign currency-denominated borrowings, may be subject to compliance with requirements of Notices 75 and 106 by the PRC resident holders of our ordinary shares and ADSs. Despite our effort to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related foreign exchange regulations. In particular, we cannot assure you that we will be able to cause all the present or prospective PRC resident holders of our ordinary shares or ADSs to comply with all SAFE regulations. A failure by the PRC resident holders of our ordinary shares or ADSs to comply with Notices 75 and 106 or our inability to secure required approvals or registrations may subject us to fines or legal sanctions, limit our subsidiaries’ ability to make distributions or pay dividends, restrict our overseas or cross-border investment activities or affect our ownership structure, any of which could affect our business and prospects

Regulation of Share Options and Restricted Share Units

On December 25, 2006, the People’s Bank of China, issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules was issued by SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee share ownership plans, share option plans and other equity incentive plans participated by PRC individuals shall be transacted upon the approval from the SAFE or its authorized branch. On March 28, 2007, the SAFE issued the Stock Option Rule. Under the Stock Option Rule, PRC individuals who participate in an employee stock holding plan or share option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with the SAFE and complete certain other procedures. As we are an overseas listed company, we and our PRC employees who have been granted share options and/or restricted share units under our equity incentive plans are subject to the Stock Option Rule. We and our employees intend to make such application and complete al the requisite procedures in accordance with the Stock Option Rule. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of the Stock Option Rule and we can not assure you that we can complete all the procedures in a timely manner. If the SAFE or other PRC government authorities determine that we or our PRC employees fail to comply with the provisions of the Stock Option Rule, we or they may be subject to fines and legal sanctions, which could have a material adverse effect on the implementation of our equity incentive plans and our business operations.

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

Overview

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate four main business units, namely WVAS, WIS, mobile games and online games. We are one of the leading providers of WVAS to mobile phone users. We began providing WVAS on the networks of China Mobile in 2002. Since 2004, we have provided WVAS on the networks of China Unicom, China Telecom and China Netcom, the other major telecommunications operators in the PRC. We have also been offering news, entertainment, community and mobile advertising services through our wireless Internet sites, including Kong.net, ko.cn and ct.cn, since 2004. In 2008, we began reporting our mobile games business as a stand-alone business segment, while it was previously reported as part of our WVAS business. We commenced our online games business in 2010 through our acquisition of Dacheng, a developer and operator of online games in the PRC.

We were incorporated under the laws of the Cayman Islands on May 6, 2002. Our revenues in 2009 were US$131.3 million compared to US$96.7 million in 2008. Our net income in 2009 was US$12.6 million compared to a net loss of US$20.7 million in 2008.

We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of their development, particularly in new and rapidly evolving markets such as the WVAS, mobile game, wireless Internet, mobile advertising and online games markets.

The major factors affecting our results of operations and financial condition include:

•	growth of the WVAS, mobile games, WIS, mobile advertising and online games markets in the PRC;

•
change in the number, scope and terms of our cooperation arrangements with the telecommunications operators, content providers, mobile handset manufacturers, mobile handset distributors and other key players in the PRC’s mobile telecommunications industry;

•	our ability to license and/or operate our online games in the PRC and overseas markets;

•	changes in government or telecommunications operator regulatory policies;

•
development of competing services from China Mobile, other PRC telecommunications operators and other enterprises in the WVAS, mobile games, WIS, mobile advertising and online games markets in the PRC;

•	technological advancement of the mobile telecommunications market, including the adoption of 2.5G, 3G and subsequent standards of mobile handsets and networks, and the online games market in the PRC;

•	attractiveness and variety of our products and services;

•	our product development effort to capitalize on market opportunities; and

•	effectiveness of our marketing and promotional activities.

In order to reduce the risk that our financial condition and results of operations will be overly dependent upon, and disproportionately impacted by, any particular service offering, technology platform or telecommunications operator, we have sought to broaden the range of our services, expand our distribution channels, cultivate new relationships with telecommunications operators, and develop our wireless Internet sites, including Kong.net, ko.cn and ct.cn, which are less dependent on the telecommunications operators. We are also building our relationships with China Unicom and China Telecom in order to broaden the base of our operations. Our acquisition of Dacheng is also part of this diversification strategy.

Prior to 2008, we operated two segments, WVAS and WIS. As our mobile games business has grown, it has required separate management in respect of decision making, allocation of resources and assessment of performance. We anticipate that mobile games would become a significant contributor to our future revenues. As a result, we began reporting three business segments in 2008, which are WVAS, mobile games and WIS, and restated our segment reporting information for 2007.  With the addition of our online games business, we will have a new business segment beginning in 2010.

Revenues

The following table sets forth the revenues attributable to services derived from the WVAS, mobile games and WIS segments in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2007			2008			2009
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
WVAS	US$	70,178.8	94.8%	US$	86,911.7	89.9%		98,237.5	75.0%
Mobile games		2,835.9	3.8		7,743.3	8.0		27,296.6	21.0
WIS		1,002.2	1.4		2,034.7	2.1		5,764.1	4.0
Total	US$	74,016.9	100.0%	US$	96,689.7	100.0%	US$	131,298.2	100.0%

The following table sets forth the revenues attributable to services derived from each of our 2G and 2.5G technology platforms in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2007			2008			2009
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
2G services
SMS	US$	31,339.9	42.3%	US$	42,228.8	43.7%	US$	43,885.0	33.4%
IVR		10,047.9	13.6		10,312.7	10.7		19,477.9	14.8
CRBT and others		4,983.8	6.7		8,711.7	9.0		15,302.6	11.7
Total		46,371.6	62.7%		61,253.2	63.4%		78,665.5	59.9%
2.5G services
WAP	US$	10,554.2	14.3%	US$	8,994.1	9.3%	US$	11,368.4	8.7%
MMS		13,253.0	17.9		16,664.4	17.2		8,203.6	6.2
Total	US$	23,807.2	32.2%	US$	25,658.5	26.5%	US$	19,572.0	14.9%
Total WVAS revenues	US$	70,178.8	94.8%	US$	86,911.7	89.9%	US$	98,237.5	74.8%
WVAS Revenues

Prior to 2004, we generated all of our revenues from fees paid by mobile phone users who use our services through China Mobile’s network. Starting from 2004, we began cooperating with China Unicom, China Netcom and China Telecom and received revenues from services provided on their networks. In January 2006, we acquired Sharp Edge, which derived most of its revenues from China Unicom, China Netcom and China Telecom. The revenues derived from these three telecommunications operators accounted for approximately 25%, 23% and 22% of our total revenues in 2007, 2008 and 2009, respectively, compared to 5% of our total revenues in 2005. Users in the coastal regions of the PRC constitute the most significant portion of our customer base. As a result, we allocate additional resources to these regions, including maintaining sales offices in most of these regions.

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

On July 6, 2006, China Mobile announced a series of additional measures with respect to the billing of customers of WVAS on its network, with focus on customers’ monthly subscriptions to WVAS. The measures that have had a significant impact on our financial condition and results of operations include:

•
for any new monthly subscriptions to WVAS, China Mobile sends customers two reminder notices prior to charging monthly subscription fees in the customers’ monthly mobile phone bills, and customers must confirm twice, once in response to each reminder, that they wish to subscribe to those services on a monthly basis; previously China Mobile sent one reminder notice immediately after a monthly subscription order was placed, and customers needed to confirm only once;

•
customers enjoy a free trial period of 11 to 41 days, depending on the day of the month on which they place their monthly subscriptions; previously customers enjoyed a free trial period of three to 11 days; and

•	China Mobile cancels WAP monthly subscriptions that have not been active for more than four months.

During the fourth quarter of 2006, other PRC telecommunications operators also began implementing new policies requiring double confirmation of monthly subscriptions. In May 2007, China Mobile started sending notices of transmission fees to be incurred by using GPRS to the handsets of its customers when those customers launched their browsers, which discouraged some customers from purchasing our WAP products or visiting our wireless Internet sites Kong.net and Ko.cn.

As a result of these new measures, monthly subscriptions no longer account for the majority of our WVAS revenues.   Also mainly because of these new measures, our WVAS revenues in 2007 decreased to US$70.2 million from US$104.0 million in 2006. However, as a result of our ongoing effort in developing and promoting our services, our WVAS revenues in 2008 and 2009 increased to US$86.9 million and US$ 98.2 million, respectively.

On November 30, 2009, China Mobile implemented a series of measures targeted at eliminating offensive or unauthorized content, including pornographic content, on Chinese-based WAP sites. As a result, China Mobile and other Chinese telecommunications operators suspended billing for their customers for all WAP and G+ mobile gaming platform services, including those services that do not contain offensive or unauthorized content, on behalf of third party service providers of such services. China Mobile and other operators have not yet indicated how long its new measures would last or whether it would expand its current measures. Largely due to these measures, our WVAS and mobile games revenues in the fourth quarter of 2009 decreased slightly as compared to the third quarter of 2009.

On January 27, 2010, China Mobile began implementing an additional series of measures targeted at further improving the user experience for mobile handset embedded services, in addition to the introduction of a new short message service, or SMS, code management system. Under these measures, WVAS that are embedded in handsets will be required to introduce additional notices and confirmations to end-consumers during the purchase of such services. In addition, services related to SMS short codes will be required to be more tailored to the specific service offerings or service partners. Previously, a single SMS code could be used for multiple service offerings or partners.

Mobile Games Revenues

Mobile games revenues include revenues from mainly two types of games: the traditional downloadable games, such as those on the Java™ platform, and the online mobile games under the MMORPG model. Principally as a result of our efforts in developing our mobile games business, decreases in 2.5G data tariffs and the increased penetration of higher-end handsets capable of playing mobile games, our mobile games revenues increased to US$27.3 million in 2009 from US$7.7 million in 2008 and US$2.8 million in 2007.

Revenues from downloadable mobile games accounted for approximately 100%, 80% and 86% of our total mobile games revenues in 2007, 2008 and 2009, respectively. In 2009, revenues from online mobile games were derived mainly from two games, Tian Jie (Reincarnation) Online and Fengshen. We plan to diversify the offerings of our mobile games and expect our mobile games revenues to continue to increase in 2010, both in absolute terms and as a percentage of our total revenues, as we continue to accelerate our product development efforts and expand our distribution channels. We also expect our downloadable mobile games, which are dependent on monthly subscription packages and which we offer in cooperation with China Mobile, to be a key contributor to our overall mobile game business.

WIS Revenues

WIS revenues include mainly mobile advertising revenues, which are generated from advertisements placed on Kong.net, Ko.cn, ct.cn and cn.NBA.com. Largely as a result of our efforts in developing more attractive features and content on our wireless Internet sites and decreases in 2.5G data tariffs, which in turn resulted in increased traffic to our wireless Internet sites, our mobile advertising revenues increased to US$2.5 million in 2009 from US$1.9 million in 2008 and US$0.9 million in 2007. In 2010, we plan to complement our mobile advertising business by developing premium paid services, such as mobile games and virtual items, on Kong, ko.cn, ct.cn and other mobile Internet sites. In addition, we expect revenues from Zhulang.com, our online literature site, to contribute to our overall WIS revenues in 2010.

Cost of Revenues

Our cost of revenues includes WVAS cost of revenues, mobile games cost of revenues and WIS cost of revenues.

WVAS Cost of Revenues

Our WVAS cost of revenues includes the following:

•
Service fees payable by us to the telecommunications operators. In the case of China Mobile and its subsidiaries, service fees are generally 15% of the revenues, while in the case of China Unicom and China Telecom, service fees are in the range of 15% to 52%, varying according to the service platform. We are not obligated to pay the service fees to the telecommunications operators if the customers cannot be billed or do not pay the telecommunications operators;

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

•
Payments to content providers for the use of their content, and to mobile handset manufacturers and other industry partners with whom we have cooperation arrangements, in the form of a fixed fee or a percentage of our aggregate net revenues received from the telecommunications operators with respect to services provided through the cooperation arrangements; and

•	Bandwidth leasing charges and depreciation and facility costs relating to equipment used to provide WVAS.

Our total WVAS cost of revenues in 2007, 2008 and 2009 were US$34.4 million, US$47.0 million and US$51.2 million, respectively. As a percentage of our WVAS revenues, our WVAS cost of revenues in 2007, 2008 and 2009 was 49.1%, 54.1% and 52.1%, respectively. In 2009, service fees to the telecommunications operators represented approximately 41%, payments to handset manufacturers represented approximately 28%, net transmission charges to the telecommunications operators represented approximately 3%, payments to content providers represented approximately 1%, payment to other cooperation partners represented approximately 5% and bandwidth leasing charges, depreciation and other facility costs represented approximately 4% of our WVAS cost of revenues.

Our WVAS cost of revenues increased in 2009 as a result of an increase in the volume of our services and the related revenues. As our overall WVAS revenues increased, the amount that we paid to telecommunications operators in service fees and net transmission charges also increased. The service fees that we paid to other business partners, including mobile handset manufacturers and media partners, also grew as we sought to diversify our non-operator distribution channels.

As part of our business strategy, we intend to continue to pursue more cooperation arrangements with business partners, such as handset manufacturers, because these arrangements make it easier for customers to access our products and services and are a cost-effective way to increase our market share as compared to traditional advertising. However, as we generally pay higher rates of service fees, in terms of percentages of revenues generated from cooperation arrangements, to such business partners than those paid to telecommunications operators, this strategy may result in a decrease in our gross profit margin.

Mobile Games Cost of Revenues

Our mobile games cost of revenues consists mainly of service fees and net transmission charges to the telecommunications operators, payments to content providers for the use of their content and bandwidth leasing charges.

Total mobile games cost of revenues in 2007, 2008 and 2009 was US$1.4 million, US$3.5 million and US$11.7 million, respectively. The increase in mobile games cost of revenues in 2009 resulted largely from an increase in our overall mobile games business and associated service fees paid to telecommunications operators. To a lesser extent, the increase was also due to an increase in the payments to content providers and licensors and higher bandwidth leasing charges associated with our online mobile games.

We intend to develop internally the majority of our mobile games, which generally have lower cost of revenues. However, in order to expand our mobile games business and increase our market share, we also plan to actively identify quality mobile games to be purchased or licensed from third parties.

WIS Cost of Revenues

Our WIS cost of revenues mainly consists of depreciation, facility maintenance and commissions paid to the advertising sales team for generating mobile advertising revenues.

Total WIS cost of revenues in 2007, 2008 and 2009 was US$0.7 million, US$1.1 million and US$3.0 million, respectively. The increases in WIS cost of revenues from 2007 to 2008 and from 2008 to 2009 primarily resulted from increases in our WIS business and related revenues. We expect our WIS cost of revenues to increase in 2010 as traffic to our mobile Internet sites continues to grow.

Operating Expenses

Our operating expenses include product development, sales and marketing and general and administrative expenses.

The following table sets forth operating expenses data in terms of amount and as a percentage of our revenues for the periods indicated:

	For the year ended December 31,
	2007			2008			2009
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Product development	US$	12,535.2	16.9%	US$	15,180.8	15.7%	US$	18,272.0	13.9%
Sales and marketing		18,094.2	24.4		21,338.9	22.1		17,821.2	13.6
General and administrative		4,991.4	6.7		8,800.3	9.1		10,186.9	7.8
Provision for impairment of goodwill and intangibles		—	—		21,623.3	22.4		—	—
Total	US$	35,620.8	48.1%	US$	66,943.3	69.2%	US$	46,280.1	35.2%

Product Development Expenses

Our product development expenses consist primarily of compensation and benefits for our product development team. Our product development expenses in 2007, 2008 and 2009 were US$12.5 million, US$15.2 million and US$18.3 million, respectively. We expect our product development expenses to increase in 2010 as we continue to expand our offerings in mobile games and online games, in addition to the amortization of intangible assets acquired from Dacheng.

Sales and Marketing Expenses

Our sales and marketing expenses consist mainly of expenses associated with sponsoring promotional events and compensation and benefits for our sales, marketing and customer service teams. Our sales and marketing expenses in 2007, 2008 and 2009 were US$18.1 million, US$21.3 million and US$17.8 million, respectively. In 2009, we undertook certain cost efficiency initiatives in promotional activities for our corporate brand recognition and WIS business, which led to lower sales and marketing spending as compared to 2008. However, we expect our sales and marketing expenses to increase in 2010, as we plan to increase our efforts to promote our online games and mobile games.

General and Administrative Expense

Our general and administrative expenses consist primarily of compensation and benefits for general management, finance and administrative personnel, professional fees and other office expenses. Our general and administrative expenses in 2007, 2008 and 2009 were US$5.0 million, US$8.8 million and US$10.2 million, respectively. We expect our general and administrative expenses to increase if our business grows in future periods as we may also incur more expenses relating to employee compensation and other administrative and/or professional fees.

Provision for Impairment of Goodwill and Intangibles

The fair value of the goodwill in our WVAS segment decreased significantly in 2008. A goodwill test in the third quarter of 2008 found that the goodwill in the WVAS segment was impaired, because the fair value of the WVAS segment was below its carrying value, and resulted in a charge of US$21,623,279. In the annual goodwill impairment test conducted in December 2009, the fair value of each reporting unit substantially exceeded its carrying value. Therefore, no goodwill impairment was recorded in 2009.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Set forth below is a summary of our accounting policies that we believe are both important to the portrayal of our financial results and require us to make estimates and adjustments about the effect of matters that are inherently uncertain. Our critical accounting policies generally require us to make estimates or judgments that are difficult or subjective.

Revenue Recognition

Our revenues are primarily derived from providing wireless interactive entertainment, media and community value-added services to customers of the PRC telecommunications operators. The fees for these services are determined by us in consultation with the telecommunications operators, are charged on a single-transaction basis or on a monthly subscription basis, and vary according to the type of services delivered.

We deliver WVAS to users through the networks of the telecommunications operators, and we rely upon the telecommunications operators to provide us with billing and collection services. We record revenues based on monthly statements from the telecommunications operators confirming the value of our services that they billed to users in the month. China Mobile and its provincial subsidiaries typically send such statements within 30 days after the end of each month.

The billing and collection cycles of China Unicom, China Telecom, China Netcom and their respective subsidiaries are generally longer than those of China Mobile. As a general matter, we receive statements from China Unicom within 120 days after the end of each month, and within 70 days after the end of each month from China Telecom and China Netcom. We cannot assure you that the length of the billing cycle will not increase further in the future.

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

In 2008 and 2009, estimated revenues generally accounted for less than 5% of our reported quarterly revenues and less than 1% of our reported annual revenues. Our estimates are based on:

•	our internal data management system;

•	our past experience; and

•	our verbal communications with the telecommunications operators.

We internally tabulate the value of a WVAS that we have provided based in part on service delivery confirmations sent to us by the PRC telecommunications operators. There has historically been a discrepancy between the value that we estimate and the value that we are entitled to receive based on the monthly statements provided by the telecommunications operators. This discrepancy varies across different technology platforms and arises for various reasons, including the following:

•
Late notification of delinquent customers. The telecommunications operators may from time to time classify certain customers as delinquent customers for non-payment of services. The telecommunications operators would request all service providers to cease delivering services to customers once they are classified as delinquent. However, time lags often exist between when a customer is classified as delinquent and when we receive such information from the telecommunications operators. As a result, we occasionally provide services to these delinquent customers for which the telecommunications operators will not make any payments to us.

•
Customer database out of synchronization. Customers may cancel their subscriptions through the telecommunications operators. Although we synchronize the customer information databases of the telecommunications operators with our databases on an ongoing basis, the databases are not always completely in synchronization. As a result, until our databases are synchronized with those of the telecommunications operators, we could provide services to customers who have cancelled their subscriptions, for which we are not entitled to receive payment.

•
Duplicate billing. China Mobile typically generates system identification numbers to identify customers who use our WAP services, rather than using the actual mobile phone numbers. As a result, the platform operators may on occasion inadvertently generate multiple identification numbers for a mobile phone number. In such a case, the multiple bills generated need to be eliminated from the monthly statement the telecommunications operators provide to us.

•
Delivery failure. When telecommunications operators send us delivery confirmations within 72 hours of our delivery of value-added services, the confirmations will indicate three possible outcomes: success, failure or unknown. Our internal system recognizes successful confirmations as services provided. As a result, there may exist discrepancies between our records and the monthly statement provided by the telecommunications operators for confirmations marked as “unknown” where our services were successfully delivered or where the confirmation was incorrect.

•
Unbillable users. Certain provincial subsidiaries of China Mobile have been offering 2.5G services since 2005 to customers who receive mobile telephone services on a pre-paid basis. These customers may subscribe to our services or download our products, and our internal databases do not distinguish between these and other customers. However, the telecommunications operators do not yet have any means to bill these pre-paying customers for the WVAS that they receive. As a result, the telecommunications operators’ monthly statements do not include fees for such users.

The telecommunications operators remit to us amounts net of an allowance they have made for the doubtful debts in respect of the amounts due to us from our customers. They also net their fees for the services they provide to us, including billing and collection services, and net transmission charges from their remittances to us. Certain telecommunications operators do not provide an itemized analysis of their remittances, and as a result we are unable to determine what allowance, if any, for doubtful or bad debts should be recorded for our services delivered through such telecommunications operators. Accordingly, recognition of revenues is based upon the amounts reported on the telecommunications operators’ monthly statements to us, which are net of doubtful debts and represent the amounts we reasonably believe will be collected.

Due to the factors set forth above, we would multiply our internal tabulation of expected revenues from telecommunications operators from whom we have not received monthly statements by a realization factor applicable to the relevant telecommunications operator and service and determined according to the average discrepancy over the previous 12 months between our internal tabulations of expected revenues and the actual revenues based on the monthly statements. In addition, we also seek to verify the estimated revenues through discussions with the billing personnel of the telecommunications operators, although we cannot assure that we would be able to reduce the discrepancy between our revenue estimates and the revenues calculated by telecommunications operators and their subsidiaries.

In 2009, the average time from our receipt of statements from the telecommunication operators until they paid us the amounts due under such statements was approximately 57 days. We cannot assure you that our period to collect accounts receivables will not increase in the future.

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

Wireless Internet services are delivered through our wireless Internet portal Kong.net and other sites owned by us.  We recognize advertising revenues ratably over the performance period for which the advertisements are displayed, when collection of the fees is probable. We recognize revenues generated by subscriptions to the literature on our wireless Internet sites ratably over the subscription period.

We derive revenues from the provision of two types of mobile games services: downloadable mobile games and online mobile games.  Mobile phone users download the first type of mobile games in the same manner as our WVAS, and we recognize revenues from such mobile games services in the same way as the WVAS revenues are recognized.  Online mobile games are MMORPGs. Revenues from such online mobile games are generated through the sales of virtual items and recognized when the virtual items are consumed by the players. We derived the majority of our mobile game revenues from downloadable mobile games services for all the periods presented.

Share-based Compensation Expense

Our share-based employee compensation plans are described in more detail under “Item 6 — Directors, Senior Management and Employees — Share Options.” Share-based compensation to employees is measured based on the fair value of the equity instrument on its grant date. Our company recognizes these compensation costs net of a forfeiture rate on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates.  Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on our consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. We perform our annual goodwill impairment test in December of each fiscal year for all reporting units. Goodwill is tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liability representing the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

In 2007, 2008 and 2009, we performed annual impairment assessments of the carrying value of the goodwill recorded in connection with various acquisitions we had conducted. We compared the carrying value of each of our reporting units that existed at those times to their estimated fair value. In 2007, 2008 and 2009, we had two, three and three reporting units, respectively, as determined and identified in accordance with SFAS 142. We estimated the fair values of our reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit were based on discrete five to ten years financial forecasts developed by our management for planning purposes.  Cash flows beyond the forecasted period and discrete forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies.  Specifically, the income approach valuations included reporting unit cash flow discount rate at approximately 23%, 24.5% and 24%, and terminal value growth rate at approximately 3% for each of our WVAS, WIS and mobile games units in 2009 annual testing.  Publicly available information regarding the market capitalization of our company was also considered in assessing the reasonableness of the aggregate fair values of our reporting units estimated using the discounted cash flow methodology.

In estimating the fair value of a reporting unit, based on a present value of estimated future cash flow method, we have taken into consideration the overall and industry-specific economic conditions and trends, market risk and historical financial information of our company. Major management assumptions in goodwill impairments include the following:

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

•
the annual revenue growth rate will be at the range of 3% to 33%, 20% to 192% and 10% to 251%  for our WVAS, WIS and mobile games units, respectively, and the cost and expense structure will remain consistent with historical trends in the coming four years, with reference to the overall and industry specific economic conditions and trends, the historical financial performance and the up-to-date business performance;

•	the availability of financing will not be a constraint on the forecasted growth of operations; and

•	industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

We perform goodwill assessment for each reporting unit level at least once a year. We had three reporting units, the WVAS, WIS and mobile games units, and each of them had a significant amount of goodwill as of December 31, 2009. In 2008, the fair value of the goodwill in our WVAS segment had decreased significantly and as a result we recorded a goodwill impairment charge of US$21,623,279. In the annual goodwill impairment testing as of December 31, 2009, the fair value of each reporting unit substantially exceeded its carrying value, and no goodwill impairment was recorded in 2009. With the acquisition of Dacheng, we will have a fourth reporting unit, online games.

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are classified as current or non-current depending on their individual characteristics. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Sales Tax

Prior to October 1, 2009, we presented sales tax on a gross basis (included in revenues and general and administrative expenses). Since October 1, 2009, we have presented sales tax on a net basis (that is, excluded from net revenues) in order to provide higher comparability of our company’s financial statements to those of our peer companies. We have applied this change in accounting principle retrospectively to all prior periods presented.

As a result of this accounting change, sales taxes of US$2.2 million, US$2.8 million and US$2.9 million are separately presented in 2007, 2008 and 2009, respectively. Accordingly, the general and administrative expenses decreased by US$2.2 million, US$2.8 million and US$2.9 million to US$5.0 million, US$8.8 million and US$10.2 million in 2007, 2008 and 2009, respectively. This change does not affect our results of operations, cash flows or financial positions.

Recently Issued Accounting Standards

See Note 2 to our consolidated financial statements included elsewhere in this annual report for recently issued accounting standards that we believe may have implications on our financial statements for future periods.

Results of Operations

The following table sets forth certain data from our consolidated results of operations for the periods indicated. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

	For the year ended December 31,
	2007		2008		2009
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Revenues
WVAS	70,178.8	94.8%	86,911.7	89.9%	98,237.5	74.8%
Mobile games	2,835.9	3.8	7,743.3	8.0	27,296.6	20.8
WIS	1,002.2	1.4	2,034.7	2.1	5,764.1	4.4
Total revenues	74,016.9	100.0%	96,689.7	100.0%	131,298.2	100.0%

Sales tax
WVAS	(2,179.13)	(2.9)%	(2,410.24)	(2.5)%	(2,009.3)	(1.5)%
Mobile games	(21.87)	(0.0)	(256.58)	(0.3)	(611.5)	(0.5)
WIS	(28.58)	(0.0)	(172.84)	(0.2)	(264.3)	(0.2)
Total Sales tax	(2,229.58)	(3.0)%	(2,839.66)	(2.9)%	(2,885.1)	(2.2)%

Net revenues
WVAS	67,999.7	92%	84,501.5	87%	96,228.2	73%
Mobile games	2,814.0	4	7,486.7	8	26,685.1	20
WIS	973.6	1	1,861.9	2	5,499.8	4
Total net revenues	71,787.3	97%	93,850.1	97%	128,413.1	98%

Cost of revenues
WVAS	(34,440.3)	(46.5)%	(46,985.5)	(48.6)%	(51,210.2)	(39.0)%
Mobile games	(1,375.9)	(1.9)	(3,479.8)	(3.6)	(11,688.3)	(8.9)
WIS	(679.4)	(0.9)	(1,147.3)	(1.2)	(3,048.3)	(2.3)
Total cost of revenues	(36,495.6)	(49.3)%	(51,612.5)	(53.4)%	(65,946.8)	(50.2)%

Gross profit (loss)
WVAS	33,559.37	45.3%	37,515.96	38.8%	45,018.0	34.3%
Mobile games	1,438.12	1.9	4,006.92	4.1	14,996.8	11.4
WIS	294.31	0.4	714.56	0.7	2,451.5	1.9
Total gross profit	35,291.79	47.7%	42,237.53	43.7%	62,466.3	47.6%

Operating expenses:
Product development	(12,535.2)	(16.9)%	(15,180.8)	(15.7)%	(18,272.0)	(13.9)%
Sales and marketing	(18,094.2)	(24.5)	(21,338.9)	(22.1)	(17,821.2)	(13.6)
General and administrative	(4,991.4)	(6.7)	(8,800.3)	(9.1)	(10,186.9)	(7.8)
Goodwill impairment loss	—	—	(21,623.3)	(22.4)	—	—
Total operating expenses	(35,620.8)	(48.1)%	(66,943.3)	(69.2)%	(46,280.1)	(35.3)%

Income (loss) from operations	(329.0)	(0.4)%	(24,705.8)	(25.6)%	16,186.2	12.3%
Other expense, net	—	—	—	—	—	—
Interest income	3,810.0	5.1	4,897.4	5.1	3,114.3	2.4
Interest expense for convertible senior notes	—	—	—	—	(725.9)	(0.6)
Loss from impairment of cost method investment	—	—	—	—	(1,500.0)	(1.1)
Gain on sales of investment	207.6	0.3	—	—	206.9	0.2
Income before tax expense	3,688.6	5.0%	(19,808.4)	(20.5)%	17,281.5	13.2%
Income tax	856.8	1.2	851.9	0.9	4,698.1	3.6
Net (loss) income	2,831.7	3.8%	(20,660.3)	(21.4)%	12,583.4	9.6%

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenues. Our total revenues increased by 35.8% to US$131.3 million in 2009 from US$ 96.7 million in 2008. The increase was mainly due to the increase in our WVAS and mobile games revenues.

Our WVAS revenues increased by 13.0% to US$98.2 million in 2009 from US$86.9 million in 2008. The increase was mainly due to our ongoing efforts in developing and promoting our 2G services, such as our IVR, CRBT and other services. Revenues from our 2G services increased by 28.4% to US$78.7 million in 2009 from US$61.3 million in 2008. However, revenues from our 2.5G services decreased by 23.7% to US$19.6 million in 2009 from US$25.7 million in 2008. The decrease was mainly due to a new set of policies the PRC telecommunications operators began to implement in late 2009, which negatively affected our WAP services, which are a part of our 2.5G services. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us may result in lower revenues or additional costs for us and materially and adversely affect our business operations, financial condition and results of operations.”

Our mobile games revenues increased by 252.5% to US$27.3 million in 2009 from US$7.7 million in 2008 as we began to focus more overall company resources to develop our mobile games business in 2009. The increase in revenues was mainly due to our downloadable mobile games, which benefited from our cooperation with China Mobile, and our ability to develop high-quality mobile games for Chinese users.

Our WIS revenues increased by 183.3% to US$5.8 million in 2009 from US$2.0 million in 2008 mainly due to our continuing effort in developing our wireless Internet sites, such as Kong.net, and revenues from selling mobile games, virtual items and other WVAS on such sites.

Sales Tax. Our total sales tax increased by 1.6% to US$2.9 million in 2009 from US$2.8 million in 2008.

Our WVAS sales tax decreased by 16.6% to US$2.0 million in 2009 from US$2.4 million in 2008. The decrease was mainly due to certain tax exemptions we obtained.

Our mobile games sales tax increased by 138.3% to US$0.6 million in 2009 from US$0.3 million in 2008 mainly due to an increase in the volume of our mobile games business.

Our WIS sales tax increased by 53.0% to US$0.3 million in 2009 from US$0.2 million in 2008 mainly due to an increase in the volume of our WIS business.

Cost of Revenues. Our total cost of revenues increased by 27.8% to US$65.9 million in 2009 from US$51.6 million in 2008, mainly due to the increase in our total revenues.

Our WVAS cost of revenues increased by 9.0% to US$51.2 million in 2009 from US$47.0 million in 2008. The increase was mainly due to an increase in the amount that we paid to the PRC telecommunications operators in service fees and transmission fees because of the larger volume of our WVAS in 2009.

Our mobile games cost of revenues increased by 235.9% to US$11.7 million in 2009 from US$3.5 million in 2008 mainly due to an increase in the volume of our mobile games business.

Our WIS cost of revenues increased by 165.7% to US$3.0 million in 2009 from US$1.1 million in 2008 mainly due to an increase in the volume of our WIS business.

Gross Profit and Gross Margin. Our total gross profit increased by 47.9% to US$62.5 million in 2009 from US$42.2 million in 2008 mainly due to the increase in gross profit generated from our WVAS and mobile games businesses. Our gross profit as a percentage of total revenues increased slightly to 47.6% in 2009 from 43.7% in 2008.

Our WVAS gross profit increased by 20.0% to US$45.0 million in 2009 from US$37.5 million in 2008, mainly due to the increase in the volume of our WVAS business and related revenues. Our WVAS gross profit as a percentage of our WVAS revenues increased slightly to 45.8% in 2009 from 43.2% in 2008.

Our mobile games gross profit increased by 274.3% to US$15.0 million in 2009 from US$4.0 million in 2008 mainly due to an increase in the volume of our mobile games business and related revenues. Our mobile games gross profit as a percentage of our mobile games revenues increased slightly to 54.9% in 2009 from 51.7% in 2008.

Our WIS gross profit increased by 243.0% to US$2.5 million in 2009 from US$0.7 million in 2008 mainly due to an increase in the volume of our WIS business and related revenues. Our WIS gross profit as a percentage of our WIS revenues increased to 42.5% in 2009 from 35.1% in 2008, mainly reflecting growth in what has traditionally been a small segment for us.

Operating Expenses. Our operating expenses decreased by 30.9% to US$46.3 million in 2009 from US$66.9 million in 2008, which included the US$21.6 million provision for the impairment of goodwill. Without the US$21.6 million provision in 2008, the operating expenses in 2009 and 2008 would have remained relatively stable.

Our product development expenses increased by 20.4% to US$18.3 million in 2009 from US$15.2 million in 2008 mainly due to increased employee compensation, office rental and other expenses related to the development of our wireless Internet sites and our mobile games business. The number of our product development employees increased to 722 as of December 31, 2009 from 477 as of December 31, 2008.

Our sales and marketing expenses decreased by 16.5% to US$17.8 million in 2009 from US$21.3 million in 2008 as a result of (1) decreased sales and marketing expenditures in promoting the KongZhong brand and marketing our wireless Internet sites and (2) increased effort in cost control. As a result of our effort to improve efficiency by recruiting more experienced staff, our sales and marketing team decreased to 144 employees as of December 31, 2009 from 152 employees as of December 31, 2008, and our customer service team decreased to 59 employees as of December 31, 2009 from 65 employees as of December 31, 2008.

Our general and administrative expenses increased by 15.8% to US$10.2 million in 2009 from US$8.8 million in 2008. The increase was mainly due to increased professional service fees in connection with our acquisition and investment activities in 2009.

Income Tax. Our income tax increased by 451.5% to US$4.7 million in 2009 from US$0.9 million in 2008 mainly due to the increase in our taxable income.

Loss from impairment of cost method investment. We incurred a loss of US$1.5 million from impairment of cost method investment in connection with our investment in HiU! Media.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenues. Our total revenues increased by 30.6% to US$96.7 million in 2008 from US$74.0 million in 2007 mainly due to the increase of revenues from our WVAS and mobile games businesses.

Our WVAS revenues increased by 23.8% to US$86.9 million in 2008 from US$70.2 million in 2007. The increase in our WVAS revenues was mainly due to our effort in developing and promoting our 2G services. Our 2G revenues increased by 32.1% to US$61.3 million in 2008 from US$46.4 million in 2007 primarily due to a market environment generally conducive to working with the PRC telecommunications operators and expanding into new distribution channels. Our 2.5G revenues increased by 7.8% to US$25.7 million in 2008 from US$23.8 million in 2007 mainly for the same reasons.

Our mobile games revenues increased by 173.0% to US$7.7 million in 2008 from US$2.8 million in 2007 mainly due to improved wireless Internet infrastructure and willingness of the PRC telecommunications operators to partner with mobile games operators in 2008.

Our WIS revenues increased by 103.0% to US$2.0 million in 2008 from US$1.0 million in 2007 mainly due to our continuing effort in developing our wireless Internet sites. In addition, increases in advertisements on our website, cn.NBA.com, such as advertisements of Nike and Adidas, also contributed to the increase in our WIS revenues.

Sales Tax. Our total sales tax increased by 27.4% to US$2.8 million in 2008 from US$2.2 million in 2007 mainly driven by the increase in total revenues.

Our WVAS sales tax increased by 10.6% to US$2.4 million in 2008 from US$2.2 million in 2007. The increase was mainly due to an increase in the volume of our WVAS business.

Our mobile games sales tax increased by 1073.4% to US$0.3 million in 2008 from US$0.02 million in 2007 mainly due to an increase in the volume of our mobile games business.

Our WIS sales tax increased by 504.8% to US$0.2 million in 2008 from US$0.03 million in 2007 mainly due to an increase in the volume of our WIS business.

Cost of Revenues. Our total cost of revenue increased by 41.4% to US$51.6 million in 2008 from US$36.5 million in 2007 mainly due to the increase in our total revenues.

Our WVAS cost of revenues increased by 36.4% to US$47.0 million in 2008 from US$34.4 million in 2007. The increase was mainly due to an increase in the amount that we paid to the PRC telecommunications operators in service fees and transmission fees as our WVAS revenues increased.

Our mobile games cost of revenues increased by 152.9% to US$3.5 million in 2008 from US$1.4 million in 2007 mainly due to an increase in the volume of our mobile games business.

Our WIS cost of revenues increased by 68.9% to US$1.1 million in 2008 from US$0.7 million in 2007 mainly due to an increase in the volume of our WIS business.

Gross Profit and Gross Margin. Our total gross profit increased by 19.7% to US$42.2 million in 2008 from US$35.3 million in 2007 mainly due to the increase in gross profits generated from our WVAS and mobile games businesses. Our gross profit decreased slightly to 43.7% in 2008 from 47.7% in 2007.

Our WVAS gross profit in 2008 increased by 11.8% to US$37.5 million in 2008 from US$33.6 million in 2007 mainly due to the increase in the volume of our services and related revenues. Our WVAS gross profit as a percentage of our WVAS revenues decreased slightly to 43.2% in 2008 from 47.8% in 2007 in part due to an increase in the percentage of revenues derived from 2G services, which have a lower gross profit margin. Our WVAS gross profit margin decreased also because we paid a higher percentage of our revenues to the mobile handset manufacturers, content providers and other business partners in 2008 as compared to 2007.

Our mobile games gross profit increased by 178.6% to US$4.0 million in 2008 from US$1.4 million in 2007 mainly due to an increase in the volume of our mobile games business and related revenues. Our mobile games gross profit as a percentage of our mobile games revenues increased slightly to 51.7% in 2008 from 50.7% in 2007.

Our WIS gross profit increased by 142.8% to US$0.7 million in 2008 from US$0.3 million in 2007 mainly due to an increase in the volume of our WIS business and related revenues. Our WIS gross profit as a percentage of our WIS revenues increased to 35.1% in 2008 from 29.4% in 2007, mainly reflecting growth in what has traditionally been a small segment for us.

Operating Expenses. Our operating expenses increased by 87.9% to US$66.9 million in 2008, which includes the US$21.6 million provision for the impairment of goodwill, from US$35.6 million in 2007. Excluding the provision, the increase was mainly due to the expenses incurred in the growth of our three business segments.

Our product development expenses increased by 21.1% to US$15.2 million in 2008 from US$12.5 million in 2007 mainly due to increased employee compensation, office rental and other expenses connected to the development of our wireless Internet sites and our mobile games business. The number of our product development employees increased to 477 as of December 31, 2008 from 444 as of December 31, 2007.

Our sales and marketing expenses increased by 17.9% to US$21.3 million in 2008 from US$18.1 million in 2007 as a result of (1) increased sales and marketing expenditures in promoting the KongZhong brand and marketing our wireless Internet sites and (2) increased expenses in connection with the promotion of our WAP services. As a result of our effort to improve efficiency by recruiting more experienced staff, our sales and marketing team decreased to 152 employees as of December 31, 2008 from 212 employees as of December 31, 2007, and our customer service team decreased to 65 employees as of December 31, 2008 from 69 employees as of December 31, 2007.

Our general and administrative expenses increased by 76.3% to US$8.8 million in 2008 from US$5.0 million in 2007. The increase was mainly due to our foreign exchange loss resulting from the depreciation of the value of euro, in which a portion of our cash and cash equivalents were denominated, against U.S. dollar, our reporting currency.

Our provision for goodwill impairment was US$21.6 million in 2008. The carrying amount of our goodwill as of December 31, 2008 was US$15.7 million.

Income Tax. Our income tax in 2008 was US$ 0.9 million, which was the same as in 2007.

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating, investing and financing activities for the periods indicated.

	For the year ended December 31,
	2007		2008		2009
	(in thousands of U.S. dollars)
Net cash provided by operating activities	US$	3,315.3	US$	12,521.5	US$	15,289.1
Net cash used in investing activities		(18,720.1)		(4,811.9)		(8,282.6)
Net cash provided by (used in) financing activities		152.2		(759.3)		(3,865.7)
Effect of exchange rate changes		6,193.3		6,761.3		94.5
Net (decrease) increase in cash and cash equivalents		(9,059.3)		13,711.6		3,235.3
Cash and cash equivalents, beginning of year		131,402.0		122,342.7		136,054.3
Cash and cash equivalents, end of year	US$	122,342.7	US$	136,054.3	US$	139,289.5

Prior to our initial public offering in July 2004, our primary sources of liquidity were capital contributions from our founders, private placements of preferred shares to investors and cash generated from operating activities. Since the completion of our initial public offering, our primary sources of liquidity have been cash flow from operating activities and the proceeds of our initial public offering. We used a portion of the proceeds of our public offering to expand our business through acquisitions in 2008, 2009 and 2010, and we anticipate that additional proceeds may be used to fund more acquisition activities. As of December 31, 2008 and December 31, 2009, our cash and cash equivalents were US$136.05 million and US$139.29 million, respectively.

We do not bill or collect payment from users of our WVAS and mobile games directly, but instead depend on the billing systems and records of China Mobile and other PRC telecommunications operators to record the volume of such services provided, charge our customers, collect payments and remit to us our revenues, minus transmission fees and service fees. If China Mobile or any other PRC telecommunications operator ceases to continue to cooperate with us, we will explore further cooperation with other telecommunications service providers and explore alternative billing systems to collect bills from customers.

Net cash provided by operating activities was US$15.3 million in 2009 compared to US$12.5 million of net cash provided by operating activities in 2008.  The increase resulted mainly from the increase in the volume of our services and related revenues, income from operations and improved net working capital management in 2009.

Net cash used in investing activities increased to US$8.3 million in 2009 from US$4.8 million in 2008. The amounts in both years represent mainly the payment of cash considerations in 2008 and 2009 for our acquisitions of Sigma, Mailifang, Simlife, Success Blueprint and Zhulang.

Net cash used for financing activities in 2008 and 2009 was US$0.8 million and US$3.9 million, respectively, which principally represent payments for our share repurchase plan announced on October 27, 2008 and proceeds from the issuance of the convertible senior note.

In March 2009, we issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of US$6,775,400. We are required to pay the principal amount of the convertible senior note then outstanding plus any accrued but unpaid interest on March 18, 2014. Our convertible senior note would initially pay an annual interest at a rate of 8%, subject to reduction to 6% based on the financial performance of our company. The accrued interest is payable on each of January 15 and July 15 of each year until the principal amount is fully repaid. NGP has the right to declare the principal amount then outstanding plus any accrued but unpaid interest due before its due date upon the occurrence of certain events. Such events include a material default on any of our material debt instruments; the decrease of the ratio between our total current assets less our total current liabilities on one hand and the sum of the then outstanding principal amount and accrued but unpaid interest on the other hand to less than 2.5; default in the payment of any interest under the convertible senior note when due and payable and such default continues for 30 days; commencement of any action or proceeding to make any assignment for the benefit of creditors, or any bankruptcy, liquidation, dissolution, termination of existence or other similar action, voluntarily or involuntarily, of our company, KongZhong Beijing or KongZhong China; or involvement of our company or any of our Directors or executive officers in litigation or regulatory or governmental investigations, actions or proceedings, that NGP reasonably expects, after consultation with our company, will have a material adverse effect on the Nokia brand. In addition, our material breach of any of the covenants in connection with the convertible senior note and warrant could also entitle NGP to declare the principal amount of the convertible senior note then outstanding plus any accrued but unpaid interest due and payable. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We are subject to certain covenants in connection with the issuance of the convertible senior note and the warrant, and such covenants could have a material adverse effect on our business, financial condition and results of operations.”

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

We are a holding company with no operations of our own. Our operations are conducted through Beijing AirInbox, Beijing WINT, BJXR, Beijing Chengxitong, Mailifang, Xinreli and Dacheng and our subsidiaries in the PRC. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon license and service fees paid by Beijing AirInbox, Beijing WINT, BJXR, Beijing Chengxitong, Mailifang, Xinreli and Dacheng and dividends and other distributions paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends to us. In addition, PRC legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are required to set aside no less than 10% of their respective after-tax net income each year as reserve funds unless such reserve funds, after making up losses of preceding years, have reached 50% of their respective registered capital, and these reserve funds are not distributable as cash dividends. See “Item 3 — Key Information — Risk Factors — The dividends and other distributions on equity we may receive from our subsidiaries are subject to restrictions under PRC law or agreements that our subsidiaries may enter into with third parties.”

Indebtedness

In March 2009, we issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of US$6,775,400. The convertible senior note would initially pay an annual interest at a rate of 8%, subject to reduction to 6% based on the financial performance of our company.

We intend to meet the majority of our future funding needs through cash flow generated from operating activities and our current cash and cash equivalents. Our treasury objective is to maintain safety and liquidity of our cash. Therefore, we have kept our cash and cash equivalents in short-term deposits and short-term government and high-grade corporate notes. Substantially all of our cash and cash equivalents are denominated in Renminbi.

Our indebtedness as of each of December 31, 2007, 2008 and 2009 was nil, nil and US$3,000,966, respectively.

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

Except as described above, as of December 31, 2009, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or purchase commitments, guarantees or other material contingent liabilities.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2009:

	Payments due by period
	Total		Within
			Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in thousands of U.S. dollars)
Short-Term Debt Obligations	US$	—	US$	—	US$	—	US$	—	US$	—
Convertible Senior Notes:
Principal		6,775.4		—		—		6,775.4		—
Interest		2,284.1		542.0		1,084.1		658.0		—
Other Long-Term Debt Obligations		—		—		—		—		—
Capital (Finance) Lease Obligations		—		—		—		—		—
Operating Lease Obligations		1,181.1		1,181.1		—		—		—
Purchase Obligations		1,471.2		1,126.3		344.9		—		—
Other Contractual Commitments		—		—		—		—		—
Total		11,711.8		2,849.4		1,429.0	US$	7,433.4	US$	—

We entered into certain leasing arrangements relating to our office premises in March 2009. Our operating lease obligations as of March 31, 2010 were US$0.7 million in 2010.

In March 2009, we issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of US$6,775,400. We are required to pay the principal amount of the convertible senior note then outstanding plus any accrued but unpaid interest on March 18, 2014. Our convertible senior note would initially pay an annual interest at a rate of 8%, subject to reduction to 6% based on the financial performance of our company. The accrued interest is payable on each of January 15 and July 15 of each year until the principal amount is fully repaid. NGP has the right to declare the principal amount then outstanding plus any accrued but unpaid interest due before its due date upon the occurrence of certain events of default. See “— Liquidity and Capital Resources — Cash Flows and Working Capital.”

Capital Expenditures

Our total capital expenditures in 2009, 2008, and 2009 were US$2.1 million, US$1.9 million and US$1.9 million, respectively. We did not have any material commitment for capital expenditures as of December 31, 2009. We currently do not have any material capital expenditures in progress.

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

As the telecommunications operators do not provide us with detailed revenue breakdown on a service-by-service basis, we depend on our internal database system to monitor revenues derived from each of our services that are delivered through the telecommunications operators. We make our business decisions based on our internal data, taking into account other factors including strategic considerations.

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

Cayman Islands

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

PRC

Prior to January 1, 2008, the effective date of the New EIT Law, both domestic and foreign-invested enterprises were generally subject to an enterprise income tax rate of 33% in the PRC under the relevant tax laws then effective. However, certain qualified high-and-new technology enterprises might enjoy a reduced enterprise income tax rate of 15% or other preferential tax treatments. Certain of our PRC subsidiaries and operating companies enjoyed such preferential tax treatments.

On March 16, 2007, the National People’s Congress adopted the New EIT Law, which became effective on January 1, 2008. It imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Therefore certain of our PRC entities that previously enjoyed preferential tax treatments may not continue to do so under the new law. However, under the New EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will continue to enjoy them (1) in the case of certain preferential tax rates that are specified by tax legislations, for a transition period of five years from January 1, 2008 or (2) in the case of tax exemption or reduction for a specified term, until the expiration of such term.  Under the New EIT Law, “high-and-new technology enterprises strongly supported by the State”, or HNTE, are entitled to a preferential tax rate of 15%. The HNTE status allows qualifying China based enterprises to use the 15% tax rate for three years. At the conclusion of the three year period, the qualifying enterprises have the option to renew for an additional three years through a simplified application process if their business operations continue to qualify for the HNTE status. After the first six years, the enterprises will go through a new application process in order to renew their HNTE status. In 2008, KongZhong Beijing, Beijing AirInbox, BJXR and Tianjin Mammoth were granted the HNTE status by the PRC tax authority under the new law. In 2009, KongZhong China, Beijing Chengxitong and Beijing WINT were granted the HNTE status by the PRC tax authority under the new law. In addition, KongZhong China, Beijing WINT, Beijing Chengxitong and BJXR enjoyed 50% tax relief in 2009. See “Item 3 — Key Information — Risk Factors — Risks Relating to the PRC – The discontinuation of any of the preferential tax treatments available to us in the PRC or the rejection of our application for preferential tax treatments could adversely affect our business, operating results and financial condition.” On April 21, 2010, the SAT issued Further Clarification on Implementation of Preferential Enterprise Income Tax Rate During Transition Periods, or Circular 157. Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under transitional rules under the New EIT Law. Prior to Circular 157, we interpreted the law to mean that if an entity was entitled to a 50% reduction in its tax rate and was also entitled to a 15% tax rate due to its HNTE status, then it would be entitled to pay tax at the rate of 7.5%. Circular 157 appears to mean that certain entities are entitled to pay tax at either 15% or 50% of the standard PRC tax rate. Circular 157 would be retrospectively applied to 2008 and 2009 for such entities. We are currently evaluating the potential impact of Circular 157, and, based on our preliminary evaluation, we do not believe that Circular 157 will have a significant impact on our results of operation or financial postion.

The following table summarizes the various PRC income tax rates and tax concessions applicable to each of our subsidiaries and operating companies as of December 31, 2009:

	Concession from
Chinese	Statutory	Chinese Statutory
PRC entities	income tax rate	income tax
	(%)

KongZhong Beijing	15	50% tax relief in 2008

KongZhong China	15	50% tax relief in 2009

Anjian Xingye	25	None

Mailifang	25	None

Xinreli	25	None

Wukong Shentong	25	None

Beijing AirInbox	15	None

Beijing Boya Wuji	25	None

Beijing WINT	15	50% tax relief in 2007 and 2009

Beijing Chengxitong	15	50% tax relief in 2007 and 2009

BJXR	15	50% tax relief in 2007, 2008 and 2009

Tianjin Mammoth	15	None

Beijing Shiyuan Leya	25	None

Zhulang	25	None

Under the New EIT Law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its “de facto management organization” located within the PRC. Non-resident enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its “de facto management organization” located also outside of the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishment in the PRC. Under the New EIT Implementation Regulation, “de facto management organization” is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New EIT Law and the New EIT Implementation Regulation, a resident enterprise’s global net income will be subject to a 25% EIT rate. Uncertainties exist with respect to how the New EIT Law applies to our overall operations and, more specifically, with respect to the determination of tax residency for certain of our legal entities incorporated outside the PRC. Despite the present uncertainties resulting from the limited guidance on this issue, we do not believe that our legal entities incorporated outside the PRC should be treated as residents under the New EIT Law. Even if one or more of our legal entities incorporated outside the PRC were characterized as tax residents in the PRC, we would not expect any significant impact on income tax expenses.

In addition, the New EIT Law and the New EIT Implementation Regulation provide that, in some circumstances, an income tax rate of 10% would be applied to dividends payable to foreign investors. However, dividend income received by a resident enterprise from another resident enterprise is exempted from the EIT. Under the New EIT Law and the New EIT Implementation Regulation, a non-resident enterprise’s net income originating from “sources within the PRC” will be subject to a 10% EIT rate. Under the New EIT Implementation Regulation, whether a dividend payment constitutes income from “sources within the PRC” is determined by the location of the enterprise which pays the dividend. Income tax on dividends from the PRC payable to a non-PRC-resident enterprise is at a rate of 10%. As a result, KongZhong Beijing, KongZhong China, Anjian Xingye and Simlife Beijing may be required to withhold all or part of such income tax when paying us dividends. The aggregate undistributed earnings of our subsidiaries and our PRC operating companies and their subsidiaries that are available for distribution to us as of December 31, 2009 are considered to be indefinitely reinvested and, accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to us under the New EIT Law and New EIT Implementation Regulation. The PRC tax authorities have also clarified that distributions made out of retained earnings derived from income before January 1, 2008 will not be subject to such withholding tax. See “Item 3 — Key Information — Risk Factors — Risks Relating to the PRC – We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.”

In addition, our revenues are subject to sales taxes. Since August 2003, each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR, Simlife Beijing, Wukong Shentong, Beijing Shiyuan Leya, Mailifang, Xinreli, Zhulang, Dacheng and Shenzhen Zhida is subject to a 3% business tax for WVAS, an aggregate of 8% of sales tax and cultural business construction fee for mobile advertising services and 5% business tax for other services. Each of KongZhong Beijing, KongZhong China, Tianjin Mammoth and Anjian Xingye is subject to a 5% sales tax. In future periods, we expect that a substantial portion of our revenues will be generated through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang, Xinreli and Dacheng. In addition, pursuant to the arrangements that KongZhong Beijing has entered into with each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong and Mailifang, that KongZhong China has entered into with BJXR and Dacheng and that Simlife Beijing has entered into with Xinreli, each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng pays us service fees. The amount of such payments will be subject to the 5% business tax payable by KongZhong Beijing, KongZhong China and Simlife Beijing. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

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

Name	Age	Position
Leilei Wang	37	Chairman of the Board of Directors, Chief Executive Officer
Nick Yang	34	Vice Chairman of the Board of Directors
Xiaoxin Chen	37	Independent Director
Hope Ni	38	Independent Director
Charles Xue	56	Independent Director
Jay Chang	39	Chief Financial Officer
Tai Fan Zhen Yang	38 46	Chief Investment Officer President

Leilei Wang, 37, has served as the Chairman of the Board of Directors of our company and our Chief Executive Officer since October 2008. His current Board term expires in 2010. Mr. Wang was the chief executive officer of TOM Online from September 2003 to September 2008. Between 1999, when Mr. Wang joined TOM Group Limited, or TOM Group, TOM Online’s parent company, and 2003, Mr. Wang held various management positions within TOM Group. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a bachelor’s degree in Electronic Technology and Information.

Nick Yang, 34, one of our founders, has served as the Vice Chairman of our Board of Directors since August 2008. His current Board term expires in 2011. He served as a president and the Chief Technology Office of our company until July 2009. Prior to establishing our company, Mr. Yang served as the vice president of technology and chief technology officer of Sohu.com Inc. from October 2000 to March 2002. In June 1999, Mr. Yang co-founded ChinaRen Inc. and served as the chief technology officer until October 2000, when ChinaRen Inc. merged into Sohu.com Inc. Mr. Yang serves as a director of HiU! Media and holds a senior management position at Beijing Hui Chuang Xin Ying Technology Co. Ltd., or Hui Chuang Xin Ying. Mr. Yang holds a master’s degree in Electrical Engineering from Stanford University and a bachelor’s degree from the University of Michigan.

Xiaoxin Chen, 37, has been an Independent Director of our company since September 2008. His current Board term expires in 2010. Mr. Chen has been a managing partner of Zeniphs China Capital, a private equity fund, since late 2007. Before joining the fund, Mr. Chen was the chief financial officer of Oak Pacific Interactive, or OPI, a leading next generation Internet platform provider that offers web 2.0 communities, content creation and distribution, gaming and integrated communication in the PRC. Before joining OPI, Mr. Chen was an investment banker at Citigroup Hong Kong. Mr. Chen is also an independent director of Abax Global Capital (Hong Kong) Ltd. Mr. Chen received his bachelor’s degree in Operations Research and Industrial Engineering (summa cum laude) from Cornell University and his MBA degree from Stanford Graduate School of Business and was a recipient of the 2000 Arjay Miller Scholar Award upon graduation.

Hope Ni, 38, has been an Independent Director of our company since January 2007. Her current Board term expires in 2012. Ms. Ni was the chairman of the board of directors of China Fundamental Acquisition Corp. from May 2008 to February 2010, and in February 2010, China Fundamental Acquisition acquired Beijing Wowjoint, an leading lifting and carrier infrastructure equipment company in China and the surviving company was listed on NASDAQ in May 2010. Until January 2008, Ms. Ni served as the chief financial officer, director and secretary for Comtech Group Inc., a NASDAQ Select Global Market-listed company (NASDAQ: COGO) and a leading provider of customized module and subsystem design solutions in the PRC, which she joined in August 2004. Prior to joining Comtech, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, specializing in corporate finance, during which she was actively involved in the initial public offerings and New York Stock Exchange/NASDAQ listings of a number of major global PRC-based companies. Prior to that, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni is also an independent director at JA Solar Holdings Co., Ltd., a NASDAQ-listed company (NASDAQ:JASO) and ATA Inc., a NASDAQ-listed company (NASDAQ: ATAI). Ms. Ni received her J.D. degree from the University of Pennsylvania Law School and her bachelor’s degree in Applied Economics and Business Management from Cornell University.

Charles Xue, 57, has been an Independent Director of our company since July 2009. His current Board term expires in 2011.  Mr. Xue was the original founder and is the chairman of the board of directors of ChinaEdu Corporation, a leading NASDAQ-listed educational service provider in China. Before that, Mr. Xue was the original founder of UT Starcom, a global leader and a NASDAQ-listed company in the manufacture, integration and support of Internet protocol-based, end-to-end networking and telecommunications solutions, and served as its chairman and vice chairman from 1991 to 2001.  Mr. Xue received his postgraduate degree in East Asia History Specialty from University of California, Berkeley in 1983.

Jay Chang, 39, has served as the Chief Financial Officer of our company since February 2009. Before joining our company, Mr. Chang was the president and chief financial officer of 56.com, a leading online video provider in the PRC. Before that, he was the chief financial officer of TOM Online for over two years. Prior to TOM Online, for nearly six years, Mr. Chang was the director of equity research at Credit Suisse, responsible for covering the Internet and telecommunications sectors in the PRC. Mr. Chang graduated in 1994 from University of Washington with a bachelor’s degree in Electrical Engineering.

Tai Fan, 38, has served as the Chief Investment Officer of our company since March 2009. Since August 2002, Mr. Fan has served as the vice president of the department of finance at Beijing Super Channel, a subsidiary of TOM Online, and as an executive vice president of TOM Online. Prior to joining TOM Online, Mr. Fan served as the financial controller of Xin De Telecom and was an auditor at KPMG. Mr. Fan graduated in 2003 from the State University of New Jersey, Rutgers with an EMBA and in 1994 from Beijing College of Economics with a bachelor’s degree in Accounting.

Zhen Yang, 46, has served as the President of our Company since January 2010. Since December 2002, Mr. Yang has served as the executive vice president of NC-Sina, a joint venture of Sina.com and NCsoft Corporation, and as a vice president of Sina.com. Prior to joining Sina.com, Mr. Yang served as the vice president of Netease from January 2002 to November 2002, the vice president of UBISOFT China from Sept. 1996 to October 2001, general manager of Topdisk Multimedia (Hangzhou) Ltd. from February 1994 to October 1996 and was a lecturer in Zhejiang University and Nanjing Communications Engineering College. Mr. Yang graduated in 1989 from Zhejiang University with a master’s degree in Communication System and in 1984 from South China University of Science and Technology with a bachelor’s degree in Radio Engineering.

There is no family relationship between any of our Directors or senior officers.

Xiaolong Li, who has been an Independent Director of our company since October 2008, left our company in July 2009. Xin Wang, who has been the Chief Operating Officer of our company since November 2008, left our company in March 2010.

As a NASDAQ listed company, we are required by the NASDAQ Listing Rules to have a majority of our Board comprised of independent directors. Our Independent Directors currently are Hope Ni, Xiaoxin Chen and Charles Xue. Our Independent Directors held executive sessions at which only Independent Directors were present once each quarter of 2009.

Our Memorandum and Articles of Association provide for three classes of Directors, each with three-year terms. Retiring Directors are eligible for re-election. Each of our executive Directors has entered into a service contract with us, while other Directors have entered into no such agreements.

In 2009, each of our Independent Directors who served on three committees received US$30,000 for each year of service. In addition, we granted restricted share units covering 480,000 of our ordinary shares to each of our Independent Directors when he or she was appointed. Such restricted share units are granted at the start of each Director’s three-year term of service and vest quarterly in 12 equal tranches as long as such Director is continuing his or her Board service.

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

Audit Committee

We have established an audit committee in accordance with the NASDAQ Listing Rules, which reviews our internal accounting procedures and considers and reports to our Board with respect to other auditing and accounting matters, including the selection of an independent registered public accounting firm, the scope of annual audits, fees to be paid to the independent registered public accounting firm and the performance of the independent registered public accounting firm. The committee has a formal written charter that sets forth its duties and powers. The current members of our audit committee are Xiaoxin Chen, Hope Ni and Charles Xue, each of whom is an Independent Director. Our Board has determined that each of Mr. Chen and Ms. Ni is an audit committee financial expert within the meaning of the U.S. securities laws. Our audit committee met at least once in each quarter of 2009.

Nominations Committee

We have established a nominations committee, which identifies individuals qualified to become Directors and recommends Director nominees to be approved by our Board. The committee has a formal written charter that sets forth its duties and powers. The current members of our nominations committee are Xiaoxin Chen and Charles Xue, each of whom is an Independent Director.

Compensation Committee

We have established a compensation committee to determine the salaries and benefits of our Directors and senior officers. The committee has a formal written charter that sets forth its duties and powers. The current members of our compensation committee are Xiaoxin Chen and Charles Xue, each of whom is an Independent Director.

Compensation of Directors, Senior Officers and Employees

Our senior officers receive compensation in the form of salaries, annual bonuses and stock options. We have entered into service agreements with each of our senior officers. None of these service agreements provides benefits to our senior officers upon termination. The aggregate remuneration paid and benefits in kind granted to our senior officers for the years ended December 31, 2009 and December 31, 2008 were approximately US$0.8 million and US$0.9 million, respectively. In addition, the aggregate remuneration paid to our non-executive Directors was US$110,000 and US$100,000, respectively, for the years ended December 31, 2009 and 2008.

In 2009, the total amount set aside or accrued by us or our subsidiaries to provide housing, medical and pension benefits, unemployment insurance and staff welfare for employees, including our executive Directors and senior officers, was US$3.2 million.

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

As of December 31, 2009, under the 2002 Plan, we had granted options to purchase an aggregate of 249,330,280 of our ordinary shares, of which options to purchase 139,958,760 ordinary shares had lapsed and 8,744,530 were exercisable at exercise prices ranging from US$0.0025 to US$0. 125 per ordinary share. The exercise prices represent the fair market values of the underlying ordinary shares on the dates the options were granted.

During 2009, under the 2002 Plan, we granted options to purchase 13,240,000 of our ordinary shares, options to purchase 11,264,600 of our ordinary shares lapsed and options to purchase 13,398,120 of our ordinary shares were exercised. For the options granted in 2009, the vesting schedule provides for 25% of the options to vest on the first anniversary of the date of the grant, and the remaining 75% to vest in 12 equal quarterly tranches beginning one calendar quarter after the date of such anniversary. With respect to the options that we have granted to our Independent Directors, the options are vested in 12 equal quarterly tranches beginning one calendar quarter after the grant date. The expiration date for each option is ten years from the date of grant.

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

As of December 31, 2009, under the 2006 Plan, we had granted an aggregate of 194,280,000 restricted share units, of which 14,872,500 had lapsed.

During 2009, under the 2006 Plan, we granted restricted share units covering 52,400,000 of our ordinary shares, restricted share units covering 7,202,500 of our ordinary shares lapsed and restricted share units covering 31,260,833 of our ordinary shares were vested. With respect to the restricted share units that we have granted to our employees, the vesting schedule provides for 25% of the restricted share units to vest on the first anniversary of the date of the grant, and the remaining 75% to vest in 12 equal quarterly tranches beginning one calendar quarter after the date of such anniversary. With respect to the restricted share units that we have granted to our Independent Directors and advisors, the restricted share units are vested in 12 equal quarterly tranches beginning one calendar quarter after the grant date. The expiration date for each restricted share unit is ten years from the date of grant.

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

The following table sets forth information on stock options and restricted share units that have been granted and are outstanding as of December 31, 2009, pursuant to the 2002 Plan and the 2006 Plan.

	Ordinary shares underlying options				Restricted Share Units
Name of grantee	2009 option grants	Pre-2009 option grants	Expiration date	Exercise price per share (US dollars)(1)	2009 grants		Pre-2009 grants		Expiration date
Directors and Senior Officers
Leilei Wang	—	—	—	—	—		48,000,000	(2)	Dec. 18, 2018
Xiaoxin Chen	—	—	—	—	—		480,000	(3)	Sep. 15, 2018
Hope Ni	—	—	—	—	—		480,000	(4)	Feb. 13, 2017
Charles Xue	—	—	—	—	480,000	(5)			July 15,2019
Jay Chang	—	—	—	—	32,000,000	(6)	—		Feb 3, 2019
Tai Fan	—	—	—	—	12,000,000	(7)	—		July 9, 2019
Xin Wang	—	—	—	—	—		42,400,000	(8)	Dec. 18, 2018
Xiaolong Li	—	—	—	—	—		480,000	(9)	Oct.19, 2018
Other employees (comprising 140 individuals)	13,240,000	96,371,520	Jun. 30, 2012 to Jul. 15, 2019	0.0025 to 0.125	7,920,000	(10)	35,167,500		Feb. 13, 2017 to Jul. 9, 2019
Total	13,240,000	96,371,520			52,400,000		127,007,500

(1)
The exercise price per share of options granted represents the fair market value of the underlying ordinary shares on the date the options were granted, or set by the management under the Equity Incentive Plan.

(2)
Leilei Wang was granted 48,000,000 restricted share units on December 19, 2008, of which 25% vested on December 19, 2009, and the remaining 75% will vest in 12 equal tranches beginning from March 19, 2010 and continuing at the end of each subsequent three-month period. As of December 31, 2009, 12,000,000 restricted share units were vested.

(3)
Xiaoxin Chen was granted 480,000 restricted share units on September 16, 2008, which vest in 12 equal tranches beginning on December 16, 2008 and continuing at the end of each subsequent three-month period. As of December 31, 2009, 200,000 restricted share units were vested.

(4)
Hope Ni was granted 480,000 restricted share units on February 14, 2007, which vest in 12 equal tranches beginning on May 14, 2007 and continuing at the end of each subsequent three-month period. As of December 31, 2009, 440,000 restricted share units were vested.

(5)
Charles Xue was granted 480,000 restricted share units on July 15, 2009, which vest in 12 equal tranches beginning on October 15, 2009 and continuing at the end of each subsequent three-month period. As of December 31, 2009, 40,000 restricted share units were vested.

(6)
Jay Chang was granted 32,000,000 restricted share units on February 3, 2009, of which 25% vested on February 3, 2010, and the remaining 75% will vest in 12 equal tranches beginning from May 3, 2010 and continuing at the end of each subsequent three-month period. As of December 31, 2009, nil restricted share units were vested.

(7)
Tai Fan was granted 12,000,000 restricted share units on July10, 2009, of which 25% will vest on July 10, 2010, and the remaining 75% will vest in 12 equal tranches beginning from October 10, 2010 and continuing at the end of each subsequent three-month period. As of December 31, 2009, nil restricted share units were vested.

(8)
Xin Wang was granted 42,400,000 restricted share units on December 19, 2008. Xin Wang left our company on March 31, 2010. His unvested restricted share units, totaling 29,150,000, were cancelled when he left.

(9)
Xiaolong Li was granted 480,000 restricted share units on October 20, 2008. Xiaolong Li left our company on July 20, 2009. His unvested restricted share units, totaling 360,000, were cancelled when he left.

(10)
We granted restricted share units covering 194,280,000 of our ordinary shares on February 14, June 26, November 12, 2007, December 19, 2008, April 1, and July 10, 2009. As of December 31, 2009, 14,872,500 were cancelled because the recipients left our company and 136,174,167 remained outstanding.

Stock-based Compensation Expense

We have used the modified prospective transition method and therefore have not restated the results from prior periods.

We recorded stock-based compensation expenses of US$2.6 million, US$2.3 million and US$4.2 million for 2007, 2008 and 2009, respectively.

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

As of March 31, 2010, the following Directors and officers held beneficial ownership of ordinary shares in our company.

Name	Number of shares beneficially owned	Of which, shares underlying equity compensation awards that will vest within 60 days	% of our issued share capital as of March 31, 2010(1)
Leilei Wang	282,862,045	—	20.0%
Nick Yang	203,974,320	—	14.4%
Xiaoxin Chen	320,000	—	*
Charles Xue	80,000	40,000	*
Hope Ni	480,000	—	*
Jay Chang	8,000,000	2,000,000	*
Zhen Yang	11,994,120	—	*
Xin Wang(2)	13,250,000	—	*
Xiaolong Li(3)	120,000	—	*

(1)	Adjusted to reflect the issuance of ordinary shares upon full exercise of all outstanding options and restricted share units granted under the 2002 Plan and 2006 Plan.

(2)	Xin Wang resigned as the Chief Operating Officer of our company on March 31, 2010.

(3)	Xiaolong Li resigned from the Board on July 20, 2009.

*	Less than one percent.

Employees

See “Item 4 — Information on the Company — Employees.”

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The table below sets forth certain information with respect to the beneficial owners of 5% or more of our ordinary shares as of the dates indicated:

	Shares beneficially owned as of July 8, 2004 (immediately prior to our initial public offering)		Shares beneficially owned as of the date of the shareholder’s most recent public filing or communication with our company
Name	Number	Percent	Number	Percent
Leilei Wang (1)	0	0%	282,862,045	20.0%
Nick Yang	287,500,000	27.4%	203,974,320	14.4%
IDG-Accel China Growth Fund II L.P. (2)	0	0%	107,885,160	7.6%
IDG-Accel China Growth Fund II Associates L.P. (2)	0	0%	107,885,160	7.6%
IDG-Accel China Growth Fund GP II Associates Ltd. (2)	0	0%	107,885,160	7.6%
IDG-Accel China Investors II L.P. (2)	0	0%	107,885,160	7.6%
Patrick J. McGovern (2)	0	0%	107,885,160	7.6%
Quan Zhou (2)	0	0%	107,885,160	7.6%
Renaissance Technologies LLC (3)	0	0%	93,976,000	6.6%
James H. Simons (3)	0	0%	93,976,000	6.6%
Nokia Growth Partners II, L.P. (4)	0	0%	156,000,000	11.0%
N.G. Partners II, L.L.C. (4)	0	0%	156,000,000	11.0%
John Gardner (4)	0	0%	156,000,000	11.0%
Paul Asel (4)	0	0%	156,000,000	11.0%

(1)
As of March 31, 2010. Leilei Wang holds a portion of his ordinary shares in our company through Right Advance Management Ltd., or Right Advance Management, and Chiming Bells International Limited, both of which are British Virgin Islands companies he controls. Pursuant to a share purchase agreement dated September 27, 2008, Mobileren Inc., or Mobileren, a holding company controlled by Yunfan Zhou, our former Chief Executive Officer, sold to Right Advance Management, and Right Advance Management purchased from Mobileren, 183,500,000 of our ordinary shares.

(2)
As of January 19, 2010. IDG-Accel China Growth Fund II L.P., or IDG Fund LP, a limited partnership organized under the laws of Cayman Islands, is the record owner of 99,728,640 shares in our company. IDG-Accel China Investors II L.P., or IDG Investors LP, a limited partnership organized under the laws of the Cayman Islands, is the record owner of 8,156,520 shares in our company. The general partner of IDG Fund LP is IDG-Accel China Growth Fund II Associates L.P., or IDG Associates LP, a limited partnership organized under the laws of Cayman Islands. The general partner of IDG Associates LP is IDG-Accel China Growth Fund GP II Associates Ltd., or IDG GP, a limited liability company incorporated under the laws of Cayman Islands. The general partner of IDG Investors LP is IDG GP. The directors and executive officers of IDG GP are Patrick J. McGovern and Quan Zhou.

(3)	As of February 12, 2009. James H. Simons is a control person of Renaissance Technologies LLC, a limited liability company organized under the laws of the State of Delaware.

(4)
As of March 31, 2010. Upon the conversion of the convertible senior note and exercise of the warrant it received from our company in March 2009, NGP, a limited partnership organized under the laws of the State of Delaware, would beneficially own 156 million of our ordinary shares. N.G. Partners II, L.L.C., a limited liability company organized under the State of Delaware, is the general partner of NGP. John Gardner and Paul Asel are managing members of N.G. Partners II, L.L.C.

None of the major shareholders has voting rights that differ from the voting rights of other shareholders.

As of December 31, 2009, there were 1,409,396,360 ordinary shares issued and outstanding. Citibank, N.A., or Citibank, the depositary under our ADS deposit agreement, has advised us that as of December 31, 2009, 23,577,039 ADSs, representing 943,081,560 ordinary shares, were held of record by Cede & Co. and four other registered shareholders. We have no further information as to ordinary shares held or beneficially owned by U.S. persons.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement which may at a later date result in a change of control of our company.

Related Party Transactions

Contractual Arrangements relating to our Operating Companies

In order to comply with PRC regulations, we operate our business in the PRC through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, companies that are wholly-owned by PRC citizens. We have entered into a series of contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli, Dacheng and their respective shareholders, including agreements on provision of loans, provision of services and certain corporate governance and shareholder rights matters.

Below is a summary of the material provisions of these agreements.

Loan Agreements. On March 31, 2004, we entered into a loan agreement with Yunfan Zhou, Songlin Yang and Zhen Huang, pursuant to which we amended and restated the terms and conditions of our long-term loans in the total principal amount of RMB2.2 million (approximately US$281,737) that we provided to Yunfan Zhou, Songlin Yang and Zhen Huang, in the proportion of their shareholding percentages in Beijing AirInbox. The loans are interest-free and the proceeds have been invested into Beijing AirInbox as a capital contribution by the borrowers. Pursuant to the loan agreement, each of the borrowers agreed to transfer his or her interest in Beijing AirInbox to KongZhong Beijing when permitted under PRC law as repayment of the loan. Each of the borrowers also undertook to us that the loan will become due and payable if, among other things, (i) either Yunfan Zhou or Nick Yang resigns or is removed from office by KongZhong Beijing or its affiliates, (ii) the respective borrower commits a criminal offense, (iii) any third party raises against the respective borrower a claim of more than RMB0.5 million (approximately US$64,031), (iv) foreign investment in a telecommunications value-added services business is permitted and the relevant government authorities start approving such foreign investment, or (v) the borrower dies or becomes incapacitated. In addition, the loan shall be repaid only in the form of a transfer of each borrower’s entire equity interest in Beijing AirInbox to us or, if transfer of ownership to us is prohibited under applicable law, to our designees. Upon the transfer of each borrower’s equity interest in Beijing AirInbox, any proceeds from the transfer shall be used to offset his or her loan repayment obligation to us or our designees. The term of the loan agreement is ten years, automatically renewable at our option. Pursuant to an amendment to the loan agreement among Yunfan Zhou, Songlin Yang, Zhen Huang and Guijun Wang, dated October 16, 2006, Guijun Wang replaced Yunfan Zhou as a party to the loan agreement and assumed all the rights and obligations of Yunfan Zhou under the loan agreement.

On March 31, 2004, we entered into a loan agreement with Yang Cha, one of our former employees, and Songlin Yang, pursuant to which we have agreed to grant loans to Yang Cha in the aggregate principal amount of RMB4.4 million (approximately US$563,474) and to Songlin Yang in the amount of RMB3.4 million (approximately US$435,412). These loans are interest-free and the proceeds are to be exclusively invested into Beijing AirInbox as contribution to the capital increase in Beijing AirInbox by Yang Cha and Songlin Yang. The terms and conditions of this loan agreement are substantially the same as the loan agreement that we entered into with Yunfan Zhou, Songlin Yang and Zhen Huang on March 31, 2004. Pursuant to an amendment to the loan agreement among Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006, Songlin Yang and Linguang Wu replaced Yang Cha as a party to the loan agreement and assumed all the rights and obligations of Yang Cha under the loan agreement.

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

On October 16, 2006, Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang entered into a capital contribution transfer agreement. Pursuant to the agreement, Yang Cha transferred his capital contribution of RMB4.5 million (approximately US$0.5 million) in Beijing AirInbox to Linguang Wu and Yunfan Zhou transferred his capital contribution of RMB1.0 million (approximately US$0.1 million) in Beijing AirInbox to Guijun Wang. Upon the closing of this capital contribution transfer agreement, Linguang Wu holds 45%, Guijun Wang holds 10%, Songlin Yang holds 42% and Zhen Huang holds 3% of the total equity interest of Beijing AirInbox.

On October 27, 2006, Beijing AirInbox, Zhen Huang and Yunfan Zhou entered into a capital contribution transfer agreement. Pursuant to this agreement, each of Zhen Huang and Yunfan Zhou transferred their respective 10% equity interests in Beijing Boya Wuji to Beijing AirInbox in exchange for RMB100,000 (approximately US$12,806). Upon the closing of this capital contribution transfer agreement, Beijing AirInbox holds 100% of the total equity interest of Beijing Boya Wuji.

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

On June 29, 2009, Longteng Gao and Jianguang Li, each of whom owned 40% of the total equity interest of Xinreli, entered into an equity transfer agreement with Tao Jia, one of our employees, and Xinreli. Pursuant to this agreement, Longteng Gao and Jianguang Li transferred all of their respective equity interests of Xinreli to Tao Jia. Upon the closing of this share transfer agreement, Tao Jia holds 80% of the total equity interest of Xinreli. The remaining 20% is held by Junhong Chen.

On May 13, 2010, Xiaolong Li, Tong Zhang and Tianshu Wu, who aggregately owned 34.36% of the total equity interest of Dacheng, signed a share transfer agreement with Leilei Wang, a current shareholder of Dacheng. Pursuant to this agreement, Xiaolong Li, Tong Zhang and Tianshu Wu transferred all of their respective equity interests of Dacheng to Leilei Wang. Upon the closing of this share transfer agreement, Leilei Wang holds 59.2% of the total equity interest of Dacheng. The remaining 40.8% is held by Zhen Yang.

Option Agreements. KongZhong Beijing, Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, who are the current shareholders of Beijing AirInbox, entered into an amended and restated option agreement with KongZhong Beijing on October 16, 2006 pursuant to which each of Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu granted KongZhong Beijing an option to purchase their respective equity interests in Beijing AirInbox at the price of RMB100,000 (approximately US$12,806) per one percent of its registered capital. The term of this agreement is the earlier of: (i) ten years from the date of the agreement; and (ii) the date on which all of the equity interest of Beijing AirInbox has been purchased by KongZhong Beijing. This agreement supersedes the amended and restated exclusive option agreement entered into among KongZhong Beijing, Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang on May 10, 2004.

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

Yang Li and Guijun Wang, who are the shareholders of BJXR, entered into an exclusive option agreement with Anjian Xingye on January 28, 2006, pursuant to which each of these shareholders granted Anjian Xingye an exclusive option to purchase their respective equity interests in BJXR at the lowest price permitted by the then PRC law. The term of this agreement is until the date all of the equity interests in BJXR have been purchased by Anjian Xingye. This agreement was terminated on February 8, 2010, on which day Yang Li and Guijun Wang entered into a new option agreement with KongZhong China based on similar terms as in the agreement with Anjian Xingye.

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

Tao Jia and Junhong Chen, who are the shareholders of Xinreli, entered into an option agreement with Xinreli and Simlife Beijing on June 29, 2009, pursuant to which each of the shareholders granted Simlife Beijing an option to purchase all their respective interests in Xinreli for the lowest price permitted by PRC laws by Simlife Beijing or its designated third party. The initial term of this agreement is ten years from June 29, 2009 and can be extended upon such request of Simlife Beijing.

Zhen Yang and Leilei Wang, the shareholders of Dacheng, entered into an option agreement with Dacheng and KongZhong China on May 13, 2010, pursuant to which each of these shareholders granted KongZhong China an option to purchase all their respective interests in Dacheng for the lower of: (i) the lowest price permitted by PRC laws and (ii) the audited net asset value of Dacheng once or several times by KongZhong China or its designated third party. The term of this agreement is until the date all of the equity interests in Dacheng have been purchased by KongZhong China.

Technical and Consulting Services Agreements. Beijing AirInbox entered into a technical and consulting services agreement with KongZhong Beijing on March 31, 2004, pursuant to which KongZhong Beijing will provide ongoing technical and consulting services to Beijing AirInbox. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of Beijing AirInbox for such quarter. KongZhong Beijing may partially waive any quarterly payment as long as: (i) the cash and cash equivalents owned by Beijing AirInbox is below RMB100 million (approximately US$12,806,229); and (ii) the payment of service fees by Beijing AirInbox is no less than RMB5 million (approximately US$640,311) for such quarter. The term of this agreement is for ten years from the date of execution, automatically renewable at KongZhong Beijing’s option.

Beijing AirInbox entered into a technical and consulting services agreement with KongZhong China on July 1, 2006, pursuant to which KongZhong China will provide technical consulting and services to Beijing AirInbox. The services to be provided under the agreement include, among others, maintenance of the machine room and website, network services and maintenance of such services, integrated security services for the website, designing and implementation of the website network, installation of the server and 24 hours’ daily maintenance, development and testing of new products, marketing of new products, creation, designing, updating and maintenance of the web pages, maintenance of the clients’ service platform, training of employees, market analysis and public relations. The service fees will be calculated monthly, based on a certain percentage of the revenues received by Beijing AirInbox during each month. The term of this agreement is for ten years from the date of execution. This agreement is automatically renewable unless KongZhong China gives its written consent to terminate the agreement three months prior to expiration of the agreement.

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

BJXR entered into an exclusive technical and consulting services agreement with Anjian Xingye on January 26, 2006, pursuant to which Anjian Xingye will provide certain technical and consulting services to BJXR on an exclusive basis. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of BJXR. The term of the agreement is until Anjian Xingye is dissolved according to PRC law or elects to terminate the agreement. This agreement was terminated on February 8, 2010, on which day BJXR entered into a new exclusive technical and consulting services agreement with KongZhong China based on similar terms as in the agreement with Anjian Xingye.

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

Xinreli entered into an exclusive technical and consulting services agreement with Simlife Beijing on June 29, 2009, pursuant to which Simlife Beijing will provide certain technical and consulting services to Xinreli on an exclusive basis. The service fees will be agreed and set forth by the parties based on the actual provision of services. The initial term of this agreement is ten years from June 29, 2009 and can be extended upon such request of Simlife Beijing.

Dacheng entered into an exclusive technical and consulting services agreement with KongZhong China on May 13, 2010, pursuant to which KongZhong China will provide certain technical and consulting services to Dacheng on an exclusive basis. The service fees will be calculated monthly, based on a certain percentage of the revenues of Dacheng for such month. The term of the agreement is ten years from the date of execution and can be automatically extended for another ten years except KongZhong China gives its written consent of the termination of this agreement three months before the expiration of this agreement.

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

Yang Li and Guijun Wang, the shareholders of BJXR, entered into an equity pledge agreement with Anjian Xingye on January 28, 2005. Pursuant to this agreement, each of these shareholders of BJXR pledged all of his or her interest in BJXR to Anjian Xingye to guarantee the performance by BJXR of its obligations under the exclusive and technical consulting services agreement and the business operation agreement dated January 26, 2006 and the option agreement dated January 28, 2006 among BJXR and its shareholders and Anjian Xingye. The term of this agreement is until all the obligations of BJXR guaranteed under this agreement have been fully performed and Anjian Xingye confirms the same in writing. This agreement was terminated on February 8, 2010, on which day Yang Li and Guijun Wang entered into a new share pledge agreement with KongZhong China based on similar terms as in the agreement with Anjian Xingye.

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

Tao Jia and Junhong Chen, who are the shareholders of Xinreli, entered into a share pledge agreement with Simlife Beijing on June 29, 2009. Pursuant to this agreement, each of the shareholders pledged all their equity interest in Xinreli to guarantee the normal collection of technical service fees by Simlife Beijing under the exclusive technical consulting and services agreement and to ensure the performance of obligations under the business operation agreement and option agreement, all dated June 29, 2009.

Zhen Yang and Leilei Wang, the shareholders of Dacheng, entered into a share pledge agreement with Dacheng and KongZhong China on May 13, 2010. Pursuant to this agreement, each of these shareholders pledged all their equity interest in Dacheng to guarantee the normal collection of technical service fees by KongZhong China under exclusive technical consulting and services agreement and to ensure the performance of obligations under business operation agreement and option agreement, all dated May 13, 2010.

Business Operation Agreements. Beijing AirInbox, its then shareholders, Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, and KongZhong Beijing entered into an amended and restated business operation agreement on May 10, 2004. On October 16, 2006, following the execution of a capital contribution transfer agreement, the new shareholders of Beijing AirInbox, Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, entered into an amended and restated business operation agreement with Beijing AirInbox and KongZhong Beijing. This agreement supersedes the amended and restated business operation agreement of May 10, 2004. Pursuant to the October 16, 2006 agreement, Beijing AirInbox and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing AirInbox will not engage in any transactions which may materially affect its assets, obligations, rights or operations, including (i) conducting any business which is beyond the ordinary scope of business; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or senior officers; (iv) selling or acquiring any assets or rights valued at more than RMB0.2 million (approximately US$25,612), including but not limited to intellectual property rights; (v) providing guarantees for any third party with its assets or intellectual property rights or any other guarantee or incurring any obligations over its assets; (vi) amending the articles of association or changing the business scope of Beijing AirInbox; (vii) changing the normal operational process or amending any material bylaws of Beijing AirInbox and (viii) assigning to any third party its rights or obligations under this agreement. In addition, Beijing AirInbox and its shareholders will appoint the designees of KongZhong Beijing as the directors and chief director of Beijing AirInbox, and the senior officers of KongZhong Beijing as the general manager, chief financial officer and other senior officers of Beijing AirInbox. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing authority to exercise all of his or her shareholder rights in Beijing AirInbox. The term of this agreement is for ten years from the date of execution and is automatically renewable unless KongZhong Beijing gives written notice three months prior to expiration of the agreement.

Beijing WINT, its then shareholders, Yang Yang, Hai Qi, and KongZhong Beijing entered into a business operation agreement on June 29, 2006. On September 5, 2008, following the execution of a capital contribution transfer agreement, the new shareholders of Beijing WINT, Yang Yang, Jingye Sun and Li Ai, entered into a business operation agreement with Beijing WINT and KongZhong Beijing. This agreement supersedes the business operation agreement of June 29, 2006. Pursuant to the September 5, 2008 agreement, Beijing WINT and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing WINT will not engage in any transactions which may materially affect its assets, obligations, rights or operations, including (i) conducting any business which is beyond the ordinary scope of business; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or senior officers; (iv) selling or acquiring any assets or rights valued at more than RMB0.2 million (approximately US$25,612), including but not limited to intellectual property rights; (v) providing guarantees for any third party with its assets or intellectual property rights or any other guarantees or incurring any obligations over its assets; (vi) amending the articles of association or changing the business scope of Beijing WINT; (vii) changing the normal operational process or amending any material bylaws of Beijing WINT and (viii) assigning to any third party its rights or obligations under this agreement. In addition, Beijing WINT and its shareholders will appoint the designees of KongZhong Beijing as the directors and president of Beijing WINT, and the nominees of KongZhong Beijing as the general manager, chief financial officer and other senior officers of Beijing WINT. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing authority to exercise all of the respective shareholder’s rights in Beijing WINT. The term of this agreement is for ten years from the date of execution and is automatically renewable unless KongZhong Beijing gives written notice three months prior to expiration of the agreement.

Beijing Chengxitong, its shareholders, Yang Li, Xuelei Wu and KongZhong Beijing entered into a business operation agreement on November 21, 2005. Pursuant to this agreement, Beijing Chengxitong and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing Chengxitong will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including (i) conducting any business that is beyond normal business operations; (ii) lending to or assuming any obligations of a third party; (iii) replacing or dismissing any directors or senior officers; (iv) selling or purchasing any assets or rights valued at more than RMB0.2 million (approximately US$25,612); (v) incurring any security interest over its assets and intellectual property on behalf of any third party; (vi) amending the articles of association or changing the business scope of Beijing Chengxitong; (vii) changing the normal operations or amending any material internal guidelines of Beijing Chengxitong and (viii) assigning any rights and obligations under this agreement to any third party. In addition, Beijing Chengxitong and its shareholders will appoint the designees of KongZhong Beijing as directors, general manager and other senior officers of Beijing Chengxitong. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing full power and authority to exercise all of the respective shareholders’ rights in Beijing Chengxitong. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law or until KongZhong Beijing shall terminate the agreement by issuing written notice 30 days prior to the date of termination.

BJXR, its shareholders, Yang Li and Guijun Wang, and Anjian Xingye entered into a business operation agreement on January 26, 2006. Pursuant to this agreement, BJXR and its shareholders agreed that, without the prior written consent of Anjian Xingye or its designees, BJXR will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including (i) conducting any business that is beyond normal business operations, (ii) lending to or assuming any obligations of a third party, (iii) replacing or dismissing any directors or senior officers, (iv) selling or purchasing any assets or rights valued at more than RMB0.2 million (approximately US$25,612), (v) incurring any security interest over its assets and intellectual property on behalf of any third party, (vi) amending the articles of association or changing the business scope of BJXR, (vii) changing the normal operations or amending any material internal guidelines of BJXR, and (viii) assigning any rights and obligations under this agreement to any third party. In addition, BJXR and its shareholders will appoint the designees of Anjian Xingye as directors, general manager and other senior officers of BJXR. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of Anjian Xingye full power and authority to exercise all of the respective shareholders’ rights in BJXR. The term of the agreement is until Anjian Xingye is dissolved according to PRC law or until Anjian Xingye shall terminate the agreement by issuing written notice 30 days prior to the date of termination. This agreement was terminated on February 8, 2010, on which day BJXR, Yang Li and Guijun Wang entered into a new business operation agreement with KongZhong China based on similar terms as in the agreement with Anjian Xingye.

Mailifang, its shareholders, Xu Guo, Yang Yang and KongZhong Beijing entered into a business operation agreement on April 1, 2009. Pursuant to this agreement, Mailifang and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Mailifang will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including (i) conducting any business that is beyond normal business operations, (ii) lending to or assuming any obligations of a third party, (iii) replacing or dismissing any directors or senior officers, (iv) selling or purchasing any assets or rights valued at more than RMB0.2 million (approximately US$29,274), (v) incurring any security interest over its assets and intellectual property on behalf of any third party, (vi) amending the articles of association or changing the business scope of Mailifang, (vii) changing the normal operations or amending any material internal guidelines of Mailifang, and (viii) assigning any rights and obligations under this agreement to any third party. In addition, Mailifang and its shareholders will appoint the designees of KongZhong Beijing as directors, general manager and other senior officers of Mailifang. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing full power and authority to exercise all of the respective shareholders’ rights in Mailifang. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law or until KongZhong Beijing shall terminate the agreement by issuing written notice 30 days prior to the date of termination.

Tao Jia and Junhong Chen, who are the shareholders of Xinreli, entered into a business operation agreement with Xinreli and Simlife Beijing on June 29, 2009. Pursuant to this agreement, the shareholders confirmed and agreed that, without the prior written consent of Simlife Beijing or its designees, Xinreli will not conduct any transaction which may materially affect its assets, business, personnel, obligations, rights or the company’s operation, including but not limited to: (i) conducting any business which is beyond normal business operations and not in accordance with the past customary practice of the company; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or dismissing and replacing any senior management officers; (iv) selling to or acquiring from any third party any assets or rights exceeding RMB 10,000, including but not limited to any intellectual property rights; (v) providing guarantee for any third party with its assets or intellectual property rights or providing any other guarantee or placing its assets under any other obligations; (vi) amending the articles of association of the company or changing its scope of business; (vii) changing the normal business process or modifying any material by laws; and (viii) assigning rights and obligations under this agreement to any third party. In addition, Xinreli and its shareholders will elect designees of Simlife Beijing as the executive directors of Xinreli, and will appoint designees of Simlife Beijing as the general manager, chief financial officer and other senior officers of Xinreli. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of Simlife Beijing full power and authority to exercise all of the respective shareholders’ rights in Xinreli. The initial term of this agreement is ten years from June 29, 2009 and can be extended upon such request of Simlife Beijing.

Zhen Yang and Leilei Wang, the shareholders of Dacheng, entered into a business operation agreement with Dacheng and KongZhong China on May 13, 2010. Pursuant to this agreement, Dacheng together with the shareholders agreed that, without the prior written consent of KongZhong China or its designees, Dacheng will not conduct any transaction which may materially affect its assets, obligations, rights or the company’s operation, including but not limited to: (i) conducting any business which is beyond normal business operations; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or dismissing and replacing any senior management officers; (iv) selling to or acquiring from any third party any assets or rights exceeding RMB 10,000,000, including but not limited to any intellectual property rights; (v) providing guarantee for any third party with its assets or intellectual property rights or providing any other guarantee or placing its assets under any other obligations; (vi) amending the Articles of Association of the company or changing its scope of business; (vii) changing the normal business process or modifying any material by laws; and (viii) assigning rights and obligations under this agreement to any third party. In addition, Dacheng and its shareholders will only appoint designees of KongZhong China as the directors, president, general manager, chief financial officer and other senior officers of Dacheng. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong China full power and authority to exercise all of the respective shareholders’ rights in Dacheng. The term of the agreement is until KongZhong China is dissolved according to PRC law or until KongZhong China terminates the agreement by issuing written notice 30 days prior to the date of termination.

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

Each of Yang Li and Guijun Wang, the shareholders of BJXR, executed an irrevocable power of attorney on January 26, 2006, granting Yunfan Zhou or any other designee of Anjian Xingye full power and authority to exercise all of his or her rights as a shareholder in BJXR. Yunfan Zhou executed an undertaking letter on October 13, 2008 with Yang Li and Guijun Wang to confirm that they have revoked the power of attorney they previously granted to Yunfan Zhou. Each of Yang Li and Guijun Wang executed an irrevocable power of attorney on October 13, 2008, granting Leilei Wang or any other designee of Anjian Xingye full power and authority to exercise all of his or her rights as a shareholder in BJXR. Each of the power of attorney was terminated on February 8, 2010, on which day, each of Yang Li and Guijun Wang executed a new irrevocable power of attorney granting Leilei Wang or any other designee of KongZhong China full power and authority to exercise all of his or her rights as a shareholder in BJXR.

Each of Xu Guo and Yang Yang, the shareholders of Mailifang, executed an irrevocable power of attorney on April 1, 2009, granting Leilei Wang or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Mailifang.

Each of Tao Jia and Junhong Chen, who are the shareholders of Xinreli, executed an irrevocable power of attorney on June 29, 2009, granting Leilei Wang or any other designee of Simlife Beijing full power and authority to exercise all of his or her rights as a shareholder in Xinreli.

Zhen Yang, a shareholder of Dacheng, executed an irrevocable power of attorney on May 13, 2010, granting Leilei Wang or any other designee of KongZhong China full power and authority to exercise all of his or her rights as a shareholder in Dacheng. In addition, Leilei Wang executed a letter agreement on May 13, 2010 granting KongZhong China full power and authority to exercise all of his rights as a shareholder in Dacheng.

Investment in HiU! Media

On January 11, 2008, we entered into a definitive agreement to acquire 9.87% of the total equity interest of HiU! Media for a consideration of US$1.5 million. HiU! Media, a company incorporated in the Cayman Islands and based in the PRC, provides marketing and advertising networks and solutions targeting residential communities in the PRC. Prior to the transaction, Nick Yang, the Vice Chairman of our Board of Directors, had been a director and a significant shareholder of HiU! Media. As a result, he was excluded from our Board’s deliberation and decision with respect to the acquisition of the equity interest in HiU! Media. Subsequent to the closing of the transaction in January 2008, Nick Yang has continued to act as a director for and remains a significant shareholder of HiU! Media. We accounted for this investment by using the cost method. We deemed our investment in HiU! Media to be impaired in 2009 and recognized a US$ 1.5 million impairment.  There was no remaining value for this investment as of December 31, 2009.

Sale of Used Car

In October 2008, our company sold a used car to the wife of Yunfan Zhou, the former Chairman of our Board of Directors and Chief Executive Officer, for RMB200,000. The Audit Committee approved this sale.

Services for Wireless Search Business

In 2008, Hui Chuang Xin Ying, a company controlled by Nick Yang, the Vice Chairman of our Board of Directors, provided certain technical services to our company to maintain the wireless search engine on Kong.net. Hui Chuang Xin Ying did not charge our company for its services. Hui Chuang Xin Ying no longer provides these services to our company.

Sale of Domain Name

As part of the liquidation of Monkey King and Wukong Shentong, we sold the “wukong.com” and “wukong.net” domain names in August 2009 to Nick Yang for RMB240,000. The Audit Committee approved this sale.

Simlife Acquisition

IDGVC Partners, which through its affiliated entities is one of our major shareholders, owned approximately 30% of the issued share capital of Simlife. We acquired Simlife in June 2009. The Audit Committee approved this transaction.

Dacheng Acquisition

Leilei Wang, our Chief Executive Officer and the Chairman of our Board of Directors, holds an equity interest of approximately 24.8% in Dacheng. We acquired Dacheng in January 2010. Unlike other shareholders of Dacheng, the consideration he would receive under the Dacheng acquisition consists solely of our ordinary shares. The Audit Committee approved this transaction. Mr. Wang also recused himself from any consideration of, and voting on, the transaction by the Board of Directors.

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

The high and low closing prices of our ADSs on NASDAQ since listing are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2004 (1)	11.97	5.33
2005	14.48	6.80
2006	15.04	5.56
2007	9.53	3.53
2008	6.89	2.44
2009	16.00	3.47
Quarterly:
First Quarter, 2008	6.89	4.33
Second Quarter, 2008	5.18	3.73
Third Quarter, 2008	4.20	3.51
Fourth Quarter, 2008	3.68	2.44
First Quarter, 2009	5.28	3.47
Second Quarter, 2009	5.06	10.98
Third Quarter, 2009	9.46	15.25
Fourth Quarter, 2009	10.28	16.00
First Quarter, 2010	13.34	7.40
Monthly:
October 2009	16.00	12.39
November 2009	15.23	12.91
December 2009	12.81	10.28
January 2010	13.34	8.47
February 2009	9.14	7.75
March 2010	9.60	7.40
April 2010	8.30	7.27
May 2010	7.43	5.98

(1)	Our ADSs commenced trading on the NASDAQ Global Market on July 9, 2004.

Item 10.	Additional Information

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States Federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

PFIC Rules

While we believe that the ADSs are not currently treated as stock of a PFIC for United States Federal income tax purposes, this conclusion is a factual one that is made annually and thus is subject to change.  Additionally, we believe that the ADSs were likely treated as stock of a PFIC in 2007 and 2008, which could continue to adversely affect the tax treatment of the ADSs, as described below.

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

If we are treated as a PFIC and you are a U.S. holder that did not make a mark-to-market election, you will be subject to special rules with respect to:

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

The special PFIC tax rules described above will not apply to you if you make an effective mark-to-market election - that is, you elect to mark-to-market annually the gains and losses in our ADSs, and our ADSs are treated as “marketable stock.” We believe that our ADSs are and will continue to be “marketable stock” as long as they continue to be traded on NASDAQ, other than in de minimis quantities, on at least 15 days during each calendar quarter. Under the mark-to-market rules, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs at the end of the taxable year over your adjusted basis in your ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You may also take ordinary losses in respect of the excess, if any, of the adjusted basis of your ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your ADSs will be taxed as ordinary income. The mark-to-market election will generally apply to any taxable year in which we are treated as a PFIC and you hold our ADSs.

In addition, notwithstanding any election you make with regard to the ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Therefore, because we were a PFIC in 2008, dividends we distributed in 2009 did not constitute qualified dividend income. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States Federal income tax purposes) in your gross income and it will be subject to tax at rates applicable to ordinary income.

Your ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your ADSs, you will be treated as having a new holding period in your ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies.  Additionally, even if you did not make a mark-to-market election, you may still cause your ADSs to no longer be treated as stock in a PFIC by making a “deemed sale election” with respect to your ADSs. If you make such an election, you will be treated as having sold your ADSs on the last date of the last taxable year in which we qualified as a PFIC (the “termination date”) for their fair market value, with the special rules described above applying to such sale. For purposes of the PFIC rules only, you will then be treated as having a new holding period starting on the day following the termination date.

Please consult your tax advisor as to the availability and tax consequences of a mark-to-market election or a deemed sale election.

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

Foreign Currency Risk

While our reporting currency is the U.S. dollar, the majority of our revenues, costs and liabilities are denominated in Renminbi. As of December 31, 2009, about 74% of our assets were denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the People’s Bank of China introduced a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. Daily fluctuations of the Renminbi against the basket of currencies were limited to 0.3% per day until May 21, 2007, when the floating band was widened to 0.5% per day, according to an announcement by the People’s Bank of China. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. We cannot guarantee that the Renminbi will not be permitted to enter into a full float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Because we receive substantially all of our revenues in Renminbi and a majority of our cash and cash equivalents are denominated in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. As of December 31, 2009, we had cash and cash equivalents in the amount of US$131.3 million. A 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$1.2 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$1.2 million in our total amount of cash and cash equivalents.

In recent years, the government of the PRC has been under international pressure to revalue the Renminbi in order to encourage Chinese imports of foreign products. Because we receive substantially all of our revenues in Renminbi, any fluctuation in the exchange rate between U.S. dollars and Renminbi will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms. See “Item 3 — Key Information — Risk Factors — Risks Relating to the PRC — Fluctuation of the Renminbi could adversely affect the value of and dividends payable on our ADSs.”

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

Inflation

Unlike 2008, the PRC did not experience significant inflation in 2009 and thus our business was not affected by inflation during the year. According to the PRC National Bureau of Statistics, the PRC’s overall national inflation rate, as represented by the general consumer price index, was approximately 4.8%, 5.9% and -0.7%, in 2007, 2008 and 2009, respectively.

Item 12.	Description of Securities Other than Equity Securities

We have appointed Citibank as the depositary bank for our ADSs. Citibank collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS issued
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ordinary share (or share equivalent) distributed
Annual Depositary Services Fee	Annually up to US$0.02 per ADS held at the end of each calendar year, except to the extent of any cash dividend fee(s) charged during such calendar year
Transfer of ADRs	US$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares, i.e., upon deposit and withdrawal of ordinary shares;

•	expenses incurred for converting foreign currency into U.S. dollars;

•	fees and expenses incurred by the depositary in compliance with exchange controls or other regulatory requirements;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities, i.e., when ordinary shares are deposited or withdrawn from deposit; and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

For the period from May 1, 2009 to April 30, 2010, we are entitled to receive from Citibank reimbursements totaling US$311,606 for the expenses we incurred that are related to or ADS program, including but not limited to, our continuing annual stock exchange listing fees and our expenses in connection with investor relationship programs. There are limits on the amount of expenses for which Citibank will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees Citibank collects from investors.

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

In connection with the issuance of our convertible senior note and warrant to NGP, we have agreed on certain covenants. As long as NGP holds the convertible senior note or the warrant and maintains ownership of an aggregate amount of not less than 78 million of our ordinary shares comprised of the ordinary shares into which the convertible senior note is converted or convertible and for which the warrant is exercised or exercisable, we cannot, without the prior written consent of NGP, (i) authorize or issue any security senior to or pari passu with the convertible senior note or any security senior to our ordinary shares; (ii) enter into any agreement for indebtedness, including guarantees and like contingent obligations or (iii) authorize or issue any ordinary shares for an amount less than US$0.125 per ordinary share, or US$5.0 per ADS, such that the amounts of securities or obligations described in (i), (ii) and (iii) would exceed US$10,000,000, either individually or in the aggregate. Under the same conditions, we cannot, without the prior written consent of NGP, change the terms of the convertible senior note or warrant; engage in any related party transaction, other than those in the ordinary course of business, with any of our executive officers, Directors, any holder of 5% or more of our voting shares as reflected in our Register of Members or the Schedule 13D or 13E filed with the SEC, or any affiliate of our company, executive officers, Directors or such holders of our voting shares; or make any recommendation to holders of our ordinary shares or ADSs or take other actions by our Board of Directors that would materially and adversely affect NGP’s rights under the convertible senior note or warrant or the ordinary shares issuable upon their respective conversion or exercise, subject to applicable laws, including laws governing the fiduciary duties of our Board of Directors, and our Memorandum and Articles of Association.

Use of Proceeds

The following “Use of Proceeds” information relates to our registration statement on Form F-1 (File No. 333-116172) filed by us in connection with our initial public offering. The registration statement became effective on July 8, 2004.

The net proceeds to us from our initial public offering, after deducting fees and expenses, were US$73,434,703. As of December 31, 2009, we spent US$42.3 million of the net proceeds to expand our business through acquisitions, US$15.7 million on general corporate purposes and US$11.7 million on our share repurchase plan. We anticipate that the remaining proceeds from our initial public offering would be used to fund additional acquisition activities or for general corporate purposes.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2009 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of KongZhong Corporation

We have audited the internal control over financial reporting of KongZhong Corporation, its subsidiaries and variable interest entities (collectively, the “Company”) as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2009 of the Company and our report dated May 27, 2010, expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph relating to the change in presentation of sales tax from a gross basis (included in revenues and general and administrative expenses to a net basis (excluded from net revenues) in order to provide a higher comparability of financial statements to the peer companies.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Deloitte Touche Tohmatsu CPA Ltd.

Beijing, The People’s Republic of China

May 27, 2010

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

Deloitte Touche Tohmatsu CPA Ltd. has served as our independent registered public accounting firm for each of the fiscal years ended on December 31, 2007, 2008 and 2009, for which audited financial statements appear in this annual report on Form 20-F. The independent registered public accounting firm is elected annually by our shareholders at our annual general meeting. The audit committee will propose to our shareholders at the 2010 annual general meeting that Deloitte Touche Tohmatsu CPA Ltd. be elected as our auditor for fiscal year 2010.

Audit Fees

The aggregate fees billed in each of 2007, 2008 and 2009 for professional services rendered by the independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were US$0.6 million, US$0.7 million and US$0.8 million, respectively.

Audit-Related Fees

The aggregate fees billed in each of 2007, 2008 and 2009 for assurance and related services rendered by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were US$27,764, US$38,294 and US$8,054, respectively.

Tax Fees

The aggregate fees billed in each of 2007, 2008 and 2009 for professional services relating to tax compliance, tax advice and tax planning rendered by the independent registered public accounting firm were approximately US$59,000, nil and US$21,887, respectively.

All Other Fees

The aggregate fees billed in each of 2007, 2008 and 2009 for products and services provided by the independent registered public accounting firm, other than the services reported above under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees,” were nil in all three years.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of Publicly Announced Plan(1)	Maximum Number of ADSs that May Yet be Purchased Under the Plan
November 2008 (November 20, 2008 to November 30, 2008)	43,996	US$	3.1594	43,996	4,456,004
December 2008 (December 1, 2008 to December 31, 2008)	179,094	US$	3.4064	223,090	4,276,910
January 2009 (January 1, 2009 to January 31, 2009)	109,083	US$	3.4612	332,173	4,167,827
February 2009 (February 1, 2009 to February 28, 2009)	33,915	US$	4.4589	366,088	4,133,912
March 2009 (March 1, 2009 to March 31, 2009)	202,906	US$	4.9103	568,994	3,931,006
April 2009 (April 1, 2009 to April 30, 2009)	0	US$	0	568,994	3,931,006
May 2009 (May 1, 2009 to May 30, 2009)	1,300,000	US$	7.2500	1,868,994	2,631,006

(1)
The share repurchase plan, for up to US$10 million worth of ADSs, was publicly announced on October 27, 2008. The maximum amount of ADSs that can be purchased was later increased to US$15 million. The plan expired on December 31, 2009.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

Rule 5635(c) of the NASDAQ Rules requires a NASDAQ-listed company to obtain its shareholders’ approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company under certain circumstances. Rule 5615 of the NASDAQ Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. On December 15, 2009, we entered into a share purchase agreement, pursuant to which we agreed to issue a number of our ordinary shares to Dacheng’s shareholders. See Item 4. — Information on the Company — Investments and Acquisitions). Our Cayman Islands counsel, Maples and Calder, provided a letter to NASDAQ dated January 15, 2010 certifying that under Cayman Islands law, there are no prohibitions on the issuance of securities in connection with the acquisition of the stock or assets of another company without obtaining prior approval from our shareholders. Other than the home country practices described above, we have followed and intend to continue to follow the applicable corporate governance standards under the NASDAQ Rules.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements and related information specified in Item 18.

Item 18.	Financial Statements

See “Index to Consolidated Financial Statements for the Years Ended December 31, 2007, 2008 and 2009” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

Number	Description of Exhibit
1.1 (4)	Amended and Restated Articles of Association, as adopted on September 6, 2005.

1.2 (1)	Amended and Restated Memorandum of Association, as adopted on June 11, 2004.

2.1 (1)	Specimen of share certificate.

2.2 (2)
Form of Deposit Agreement among the registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts thereunder, including the form of American Depositary Receipt.

4.1 (1)	Shareholders Agreement.

4.2 (1)	English Translation of Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004.

4.3 (5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Zhen Huang, Guijun Wang and Yunfan Zhou, dated October 16, 2006.

4.4 (1)	English Translation of Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004.

4.5 (5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006.

4.6 (1)	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.

4.7 (1)
English Translation of Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.

4.8 (1)
English Translation of Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.

4.9 (5)	Exclusive Technical and Consulting Services Agreement between KongZhong China Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2006.

4.10 (5)	Capital Contribution Transfer Agreement among Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang, dated October 16, 2006.

4.11 (5)
Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.12 (5)	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

Number	Description of Exhibit
4.13 (5)	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.14 (7)	Undertaking by Yunfan Zhou with Linguang Wu, Songlin Yang, Guijun Wang and Zhen Huang, dated October 13, 2008.

4.15 (7)	Power of Attorney by Guijun Wang, dated October 13, 2008.

4.16 (7)	Power of Attorney by Linguang Wu, dated October 13, 2008.

4.17 (7)	Power of Attorney by Songlin Yang, dated October 13, 2008.

4.18 (7)	Power of Attorney by Zhen Huang, dated October 13, 2008.

4.19 (1)
English Translation of Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.20 (5)	Capital Contribution Transfer Agreement among Zhen Huang, Yunfan Zhou and Beijing AirInbox Information Technologies Co., Ltd., dated October 27, 2006.

4.21 (4)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Li Yang, Wu Xuelei and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.22 (4)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.23 (4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.24 (4)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.25 (7)	Undertaking by Yunfan Zhou with Yang Li and Xuelei Wu, dated October 13, 2008.

4.26 (7)	Power of Attorney by Xuelei Wu, dated October 13, 2008.

4.27 (7)	Power of Attorney by Yang Li, dated October 13, 2008.

4.28 (5)	Capital Contribution Transfer Agreement among Linguang Wu, Guijun Wang, Hai Qi and Yang Yang, dated June 29, 2006.

4.29 (7)	Capital Contribution Transfer Agreement among Hai Qi, Jingye Sun, Li Ai and Yang Yang, dated September 5, 2008.

4.30 (7)
Amendment to Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.31 (4)
Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Wireless Interactive Network Technologies Co., Ltd., dated February 28, 2005.

4.32 (7)
Amendment to Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.33 (7)
Amendment to Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

Number	Description of Exhibit
4.34 (7)	Undertaking by Yunfan Zhou with Yang Yang, Jingye Sun and Li Ai, dated October 13, 2008.

4.35 (7)	Power of Attorney by Yang Yang, dated October 13, 2008.

4.36 (7)	Power of Attorney by Jingye Sun, dated October 13, 2008.

4.37 (7)	Power of Attorney by Li Ai, dated October 13, 2008.

4.38 (7)	Capital Contribution Transfer Agreement among Shaoying Zhang, Yanli You, Xu Guo and Yang Yang, dated March 27, 2009.

4.39 (7)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Xu Guo, Yang Yang and Shanghai Mailifang Communications Ltd., dated April 1, 2009.

4.40 (7)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Shanghai Mailifang Communications Ltd., dated April 1, 2009.

4.41 (7)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Shanghai Mailifang Communications Ltd., Xu Guo and Yang Yang, dated April 1, 2009.

4.42 (7)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Shanghai Mailifang Communications Ltd., Xu Guo and Yang Yang, dated April 1, 2009.

4.43 (7)	Power of Attorney by Xu Guo, dated April 1, 2009.

4.44 (7)	Power of Attorney by Yang Yang, dated April 1, 2009.

4.45 (4)
Share Purchase Agreement among KongZhong Corporation, Wang Gui Jun, Li Yang, Sharp Edge Group Limited, Anjian Xingye Technology (Beijing) Co., Ltd., Beijing Xinrui Network Technology Co., Ltd., the Xinrui Shareholders, Ho Chi Sing, Sun Jing Ye and Ai Li, dated January 26, 2006.

4.46 (7)	Undertaking by Yunfan Zhou with Yang Li and Guijun Wang, dated October 13, 2008.

4.47	Option Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd. dated February 8, 2010

4.48	Exclusive Technical and Consulting Services Agreement between Beijing Xinrui Technology Co., Ltd. and KongZhong China Co., Ltd. dated February 8, 2010

4.49	Share Pledge Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd. dated February 8, 2010

4.50	Business Operation Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd. dated February 8, 2010

4.51	Power of Attorney by Yang Li dated February 8, 2010

4.52	Power of Attorney by Guijun Wang dated February 8, 2010

4.53	Equity Transfer Agreement among Tao Jia, Longteng Gao, Jianguang Li and Xiamen Xinreli Scientific and Technology Co., Ltd. dated June 29, 2009

4.54	English Translation of Option Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Scientific and Technology Co., Ltd. dated June 29, 2009

4.55	English Translation of Exclusive Technical Consulting and Services Agreement between Simlife (Beijing) Science Co., Ltd. and Xiamen Xinreli Scientific and Technology Co., Ltd. dated June 29, 2009

4.56	English Translation of Equity Pledge Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia and Junhong Chen dated June 29, 2009

4.57	English Translation of Business Operations Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Scientific and Technology Co., Ltd. dated June 29, 2009

Number	Description of Exhibit
4.58	Power of Attorney by Tao Jia dated June 29, 2010

4.59	Power of Attorney by Junhong Chen dated June 29, 2010

4.60	Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Techonology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang, and Tianshu Wu, dated December 15, 2009

4.61
First Amendment to the Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang, and Tianshu Wu, dated January 13, 2010

4.62
Second Amendment to the Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang, and Tianshu Wu, dated May 13, 2010

4.63	Share Transfer Agreement among Leilei Wang, Xiaolong Li, Tong Zhang, Tianshu Wu and Shanghai Dacheng Network Technology Co., Ltd., dated May 13, 2010

4.64	Option Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang, dated May 13, 2010

4.65	Exclusive Technical Consulting and Services Agreement between KongZhong Co., Ltd. and Shanghai Dacheng Network Technology Co., Ltd. dated May 13, 2010

4.66	Share Pledge Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang, dated May 13, 2010

4.67	Business Operations Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang, dated May 13, 2010

4.68	Power of Attorney by Zhen Yang dated May 13, 2010

4.69	Confirm Letter by Leilei Wang dated May 13, 2010

4.70 (7)
English Translation of Technical Service Agreement on Monternet™ WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2008.

4.71 (7)
English Translation of Technical Service Agreement on Short Message Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd, dated May 1, 2008.

4.72 (7)
English Translation of Technical Service Agreement on Monternet™ Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 18, 2008.

4.73 (7)
English Translation of Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated November 11, 2008.

4.74 (6)	English Translation of Technical Service Agreement between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated September 1, 2007.

4.75 (6)	English Translation of Technical Service Agreement between China Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 5, 2007.

4.76
English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Beijing Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 1, 2008

4.77
English Translation of Technical Service Agreement on Monternet Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated April 23, 2009

Number	Description of Exhibit
4.78
English Translation of Technical Service Agreement on Network-wide Value-added Services SP Cooperation between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2009

4.79 (7)	Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated March 18, 2009.

4.80 (7)	First Amendment to Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated April 9, 2009.

4.81 (6)	Form of Employment Agreement.

4.82 (6)	Form of Confidentiality and Non-Compete Agreement.

8.1	List of Significant Subsidiaries and Consolidated Entities.

11.1 (3)	Code of Business Conduct and Ethics.

12.1	CEO Certification pursuant to Rule 13a – 14(a).

12.2	CFO Certification pursuant to Rule 13a – 14(a).

13.1	CEO Certification pursuant to Rule 13a – 14(b).

13.2	CFO Certification pursuant to Rule 13a – 14(b).

23.1	Consent of King & Wood.

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation as filed with the SEC on June 28, 2005 and incorporated herein by reference thereto.

(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 16, 2006 and incorporated herein by reference thereto.

(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 20, 2007 and incorporated herein by reference thereto.

(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 19, 2008 and incorporated herein by reference thereto.

(7)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on April 29, 2009 and incorporated herein by reference thereto.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 4, 2010

KongZhong Corporation

By:	/s/ Leilei Wang
Name: Leilei Wang
Title: Chief Executive Officer

EXHIBITS

Number	Description of Exhibit
1.1 (4)	Amended and Restated Articles of Association, as adopted on September 6, 2005.

1.2 (1)	Amended and Restated Memorandum of Association, as adopted on June 11, 2004.

2.1 (1)	Specimen of share certificate.

2.2 (2)
Form of Deposit Agreement among the registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts thereunder, including the form of American Depositary Receipt.

4.1 (1)	Shareholders Agreement.

4.2 (1)	English Translation of Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004.

4.3 (5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Zhen Huang, Guijun Wang and Yunfan Zhou, dated October 16, 2006.

4.4 (1)	English Translation of Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004.

4.5 (5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006.

4.6 (1)	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.

4.7 (1)
English Translation of Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.

4.8 (1)
English Translation of Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.

4.9 (5)	Exclusive Technical and Consulting Services Agreement between KongZhong China Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2006.

4.10 (5)	Capital Contribution Transfer Agreement among Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang, dated October 16, 2006.

4.11 (5)
Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.12 (5)	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.13 (5)	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.14 (7)	Undertaking by Yunfan Zhou with Linguang Wu, Songlin Yang, Guijun Wang and Zhen Huang, dated October 13, 2008.

4.15 (7)	Power of Attorney by Guijun Wang, dated October 13, 2008.

4.16 (7)	Power of Attorney by Linguang Wu, dated October 13, 2008.

4.17 (7)	Power of Attorney by Songlin Yang, dated October 13, 2008.

Number	Description of Exhibit
4.18 (7)	Power of Attorney by Zhen Huang, dated October 13, 2008.

4.19 (1)
English Translation of Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.20 (5)	Capital Contribution Transfer Agreement among Zhen Huang, Yunfan Zhou and Beijing AirInbox Information Technologies Co., Ltd., dated October 27, 2006.

4.21 (4)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Li Yang, Wu Xuelei and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.22 (4)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.23 (4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.24 (4)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.25 (7)	Undertaking by Yunfan Zhou with Yang Li and Xuelei Wu, dated October 13, 2008.

4.26 (7)	Power of Attorney by Xuelei Wu, dated October 13, 2008.

4.27 (7)	Power of Attorney by Yang Li, dated October 13, 2008.

4.28 (5)	Capital Contribution Transfer Agreement among Linguang Wu, Guijun Wang, Hai Qi and Yang Yang, dated June 29, 2006.

4.29 (7)	Capital Contribution Transfer Agreement among Hai Qi, Jingye Sun, Li Ai and Yang Yang, dated September 5, 2008.

4.30 (7)
Amendment to Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.31 (4)
Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Wireless Interactive Network Technologies Co., Ltd., dated February 28, 2005.

4.32 (7)
Amendment to Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.33 (7)
Amendment to Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.34 (7)	Undertaking by Yunfan Zhou with Yang Yang, Jingye Sun and Li Ai, dated October 13, 2008.

4.35 (7)	Power of Attorney by Yang Yang, dated October 13, 2008.

4.36 (7)	Power of Attorney by Jingye Sun, dated October 13, 2008.

4.37 (7)	Power of Attorney by Li Ai, dated October 13, 2008.

4.38 (7)	Capital Contribution Transfer Agreement among Shaoying Zhang, Yanli You, Xu Guo and Yang Yang, dated March 27, 2009.

4.39 (7)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Xu Guo, Yang Yang and Shanghai Mailifang Communications Ltd., dated April 1, 2009.

Number	Description of Exhibit
4.40 (7)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Shanghai Mailifang Communications Ltd., dated April 1, 2009.

4.41 (7)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Shanghai Mailifang Communications Ltd., Xu Guo and Yang Yang, dated April 1, 2009.

4.42 (7)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Shanghai Mailifang Communications Ltd., Xu Guo and Yang Yang, dated April 1, 2009.

4.43 (7)	Power of Attorney by Xu Guo, dated April 1, 2009.

4.44 (7)	Power of Attorney by Yang Yang, dated April 1, 2009.

4.45 (4)
Share Purchase Agreement among KongZhong Corporation, Wang Gui Jun, Li Yang, Sharp Edge Group Limited, Anjian Xingye Technology (Beijing) Co., Ltd., Beijing Xinrui Network Technology Co., Ltd., the Xinrui Shareholders, Ho Chi Sing, Sun Jing Ye and Ai Li, dated January 26, 2006.

4.46 (7)	Undertaking by Yunfan Zhou with Yang Li and Guijun Wang, dated October 13, 2008.

4.47	Option Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd. dated February 8, 2010

4.48	Exclusive Technical and Consulting Services Agreement between Beijing Xinrui Technology Co., Ltd. and KongZhong China Co., Ltd. dated February 8, 2010

4.49	Share Pledge Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd. dated February 8, 2010

4.50	Business Operation Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd. dated February 8, 2010

4.51	Power of Attorney by Yang Li dated February 8, 2010

4.52	Power of Attorney by Guijun Wang dated February 8, 2010

4.53	Equity Transfer Agreement among Tao Jia, Longteng Gao, Jianguang Li and Xiamen Xinreli Scientific and Technology Co., Ltd. dated June 29, 2009

4.54	English Translation of Option Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Scientific and Technology Co., Ltd. dated June 29, 2009

4.55	English Translation of Exclusive Technical Consulting and Services Agreement between Simlife (Beijing) Science Co., Ltd. and Xiamen Xinreli Scientific and Technology Co., Ltd. dated June 29, 2009

4.56	English Translation of Equity Pledge Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia and Junhong Chen dated June 29, 2009

4.57	English Translation of Business Operations Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Scientific and Technology Co., Ltd. dated June 29, 2009

4.58	Power of Attorney by Tao Jia dated June 29, 2010

4.59	Power of Attorney by Junhong Chen dated June 29, 2010

4.60	Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Techonology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang, and Tianshu Wu, dated December 15, 2009

4.61
First Amendment to the Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang, and Tianshu Wu, dated January 13, 2010

4.62
Second Amendment to the Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang, and Tianshu Wu, dated May 13, 2010

Number	Description of Exhibit
4.63	Share Transfer Agreement among Leilei Wang, Xiaolong Li, Tong Zhang, Tianshu Wu and Shanghai Dacheng Network Technology Co., Ltd., dated May 13, 2010

4.64	Option Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang, dated May 13, 2010

4.65	Exclusive Technical Consulting and Services Agreement between KongZhong Co., Ltd. and Shanghai Dacheng Network Technology Co., Ltd. dated May 13, 2010

4.66	Share Pledge Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang, dated May 13, 2010

4.67	Business Operations Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang, dated May 13, 2010

4.68	Power of Attorney by Zhen Yang dated May 13, 2010

4.69	Confirm Letter by Leilei Wang dated May 13, 2010

4.70 (7)
English Translation of Technical Service Agreement on Monternet™ WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2008.

4.71 (7)
English Translation of Technical Service Agreement on Short Message Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd, dated May 1, 2008.

4.72 (7)
English Translation of Technical Service Agreement on Monternet™ Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 18, 2008.

4.73 (7)
English Translation of Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated November 11, 2008.

4.74 (6)	English Translation of Technical Service Agreement between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated September 1, 2007.

4.75 (6)	English Translation of Technical Service Agreement between China Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 5, 2007.

4.76
English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Beijing Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 1, 2008

4.77
English Translation of Technical Service Agreement on Monternet Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated April 23, 2009

4.78
English Translation of Technical Service Agreement on Network-wide Value-added Services SP Cooperation between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2009

4.79 (7)	Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated March 18, 2009.

4.80 (7)	First Amendment to Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated April 9, 2009.

4.81 (6)	Form of Employment Agreement.

Number	Description of Exhibit
4.82 (6)	Form of Confidentiality and Non-Compete Agreement.

8.1	List of Significant Subsidiaries and Consolidated Entities.

11.1 (3)	Code of Business Conduct and Ethics.

12.1	CEO Certification pursuant to Rule 13a – 14(a).

12.2	CFO Certification pursuant to Rule 13a – 14(a).

13.1	CEO Certification pursuant to Rule 13a – 14(b).

13.2	CFO Certification pursuant to Rule 13a – 14(b).

23.1	Consent of King & Wood.

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation as filed with the SEC on June 28, 2005 and incorporated herein by reference thereto.

(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 16, 2006 and incorporated herein by reference thereto.

(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 20, 2007 and incorporated herein by reference thereto.

(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 19, 2008 and incorporated herein by reference thereto.

(7)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on April 29, 2009 and incorporated herein by reference thereto.

KONGZHONG CORPORATION

Report of Independent Registered Public Accounting
Firm and Consolidated Financial Statements
For the years ended December 31, 2007, 2008 and 2009

KONGZHONG CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of KongZhong Corporation

We have audited the accompanying consolidated balance sheets of KongZhong Corporation and its subsidiaries and variable interest entities (the "Company") as of December 31, 2008 and 2009 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2007, 2008 and 2009, and the related financial statement schedule included in Schedule I.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of KongZhong Corporation and its subsidiaries and variable interest entities as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, prior to October 1, 2009, the Company presented sales tax on a gross basis (included in revenues, and general and administrative expenses). Since October 1, 2009, the Company has presented sales tax on a net basis (excluded from net revenues) in order to provide a higher comparability of financial statements to the peer companies. The Company has applied this change in accounting principle retrospectively to all prior periods presented.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 27, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, The People's Republic of China
May 27, 2010

KONGZHONG CORPORATION

CONSOLIDATED BALANCE SHEETS
(In US dollars)

	As of December 31,
	2008	2009
Assets

Current assets
Cash and cash equivalents	$136,054,274	$139,289,525
Trading securities	-	100,617
Accounts receivables, net of allowance of $Nil and $266,252 as of December 31, 2008 and 2009	16,196,043	25,276,792
Prepaid expenses and other current assets	3,389,158	4,907,365
Total current assets	155,639,475	169,574,299
Rental deposits	524,182	596,645
Property and equipment, net	3,369,260	3,116,041
Long-term investments	2,962,994	1,464,494
Goodwill	15,683,081	23,042,278
Acquired intangible assets, net	673,438	2,284,851
Total assets	$178,852,430	$200,078,608

Liabilities and shareholders' equity

Current liabilities
Accounts payable	$10,792,226	$13,265,740
Accrued expenses and other current liabilities	6,729,485	8,893,698
Income tax payable	586,946	1,405,847
Total current liabilities	$18,108,657	$23,565,285

Commitments and contingencies (Note 18)

Convertible senior notes, net of discount due to beneficial conversion feature	-	3,000,966
Non-current deferred tax liability	55,555	471,626
Total liabilities	$18,164,212	$27,037,877

Ordinary shares ($0.0000005 par value; 1,000,000,000,000 shares authorized, 1,434,232,520 and 1,409,396,360 shares issued and outstanding in 2008 and 2009, respectively)	717	705
Additional paid-in capital	86,250,897	83,862,222
Shares issuable in connection with acquisition	-	1,325,917
Warrant	-	677,332
Accumulated other comprehensive income	23,115,698	23,270,268
Statutory reserve	7,392,442	8,600,893
Retained earnings	43,928,464	55,303,394
Total shareholders' equity	160,688,218	173,040,731
Total liabilities and shareholders' equity	$178,852,430	$200,078,608

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In US dollars)

	For the years ended December 31,
	2007	2008	2009

Revenues	$74,016,944	$96,689,684	$131,298,223
Sales tax	(2,229,576)	(2,839,664)	(2,885,127)
Net revenues	71,787,368	93,850,020	128,413,096
Cost of revenues	(36,495,577)	(51,612,494)	(65,946,821)
Gross profit	35,291,791	42,237,526	62,466,275
Operating expenses
Product development (including share-based compensation expense of $840,075, $1,006,126 and $1,503,758 for 2007, 2008 and 2009, respectively)	(12,535,242)	(15,180,775)	(18,272,008)
Selling and marketing (including share-based compensation expense of $706,385 $488,927 and $178,291 for 2007, 2008 and 2009, respectively)	(18,094,164)	(21,338,924)	(17,821,260)
General and administrative (including share-based compensation expense of $1,003,858, $785,506 and $2,529,481 for 2007, 2008 and 2009, respectively)	(4,991,415)	(8,800,319)	(10,186,853)
Goodwill impairment loss	-	(21,623,279)	-
Total operating expenses	(35,620,821)	(66,943,297)	(46,280,121)
(Loss) income from operations	(329,030)	(24,705,771)	16,186,154
Interest income	3,809,972	4,897,409	3,114,306
Interest expense for convertible senior notes	-	-	(725,910)
Loss from impairment of cost method investment	-	-	(1,500,000)
Gain on sales of investment	207,631	-	206,945
Net income (loss) before income taxes	3,688,573	(19,808,362)	17,281,495
Income taxes expense	(856,829)	(851,930)	(4,698,114)
Net income (loss)	$2,831,744	$(20,660,292)	$12,583,381
Net income (loss) per share, basic	$0.00	$(0.01)	$0.01
Net income (loss) per share, diluted	$0.00	$(0.01)	$0.01
Weighted average shares used in calculating basic net income (loss) per share	1,423,156,120	1,424,581,293	1,385,201,479
Weighted average shares used in calculating diluted net income (loss) per share	1,430,910,421	1,424,581,293	1,537,771,051

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In US Dollars)

						Accumulated
			Additional	Shares issuable		other			Total
	Ordina ry shares		paid-in	in connection		comprehensive	Statutory	Retained	shareholders'	Comprehensive
	Shares	Amount	capital	with acquisition	Warrant	income	reserve	earnings	equity	income (loss)

Balance as of December 31, 2006	1,423,156,120	$711	$82,027,122	$-	$-	$4,599,695	$6,108,651	$63,040,803	$155,776,982
Issuance of ordinary shares upon exercise of employee options	-	-	152,178	-	-	-	-	-	152,178
Share-based compensation recognized	-	-	2,550,318	-	-	-	-	-	2,550,318
Provision for statutory reserve	-	-	-	-	-	-	656,054	(656,054)	-
Foreign currency translation adjustments	-	-	-	-	-	9,164,544	-	-	9,164,544	$9,164,544
Net income	-	-	-	-	-	-	-	2,831,744	2,831,744	2,831,744
Balance as of December 31, 2007	1,423,156,120	$711	$84,729,618	$-	$-	$13,764,239	$6,764,705	$65,216,493	$170,475,766	$11,996,288

Repurchase of ordinary shares	(8,923,600)	(4)	(760,208)	-	-	-	-	-	(760,212)
Issuance of ordinary shares for share-based compensation	20,000,000	10	928	-	-	-	-	-	938
Share-based compensation recognized	-		2,280,559	-	-	-	-	-	2,280,559
Provision for statutory reserve	-	-	-	-	-	-	627,737	(627,737)	-
Foreign currency translation adjustments	-	-	-	-	-	9,351,459	-	-	9,351,459	$9,351,459
Net loss	-	-	-	-	-	-	-	(20,660,292)	(20,660,292)	(20,660,292)
Balance as of December 31, 2008	1,434,232,520	$717	$86,250,897	$-	$-	$23,115,698	$7,392,442	$43,928,464	$160,688,218	$(11,308,833)

Repurchase of ordinary shares	(65,836,160)	(33)	(11,108,006)	-	-	-	-	-	(11,108,039)
Issuance of ordinary shares for share-based compensation	40,000,000	20	466,870	-	-	-	-	-	466,890
Issuance of ordinary shares for acquisitions	1,000,000	1	373,000	-	-	-	-	-	373,001
Shares issuable in connection with acquisition			-	1,325,917	-	-	-	-	1,325,917
Beneficial conversion feature of convertible senior note	-	-	3,667,931	-	-	-	-	-	3,667,931
Issuance of warrant in relation to convertible senior notes	-	-	-	-	677,332	-	-	-	677,332
Share-based compensation recognized	-		4,211,530	-	-	-	-	-	4,211,530
Provision for statutory reserve	-	-	-	-	-	-	1,208,451	(1,208,451)	-
Foreign currency translation adjustments	-	-	-	-	-	154,570	-	-	154,570	$154,570
Net income	-	-	-	-	-	-	-	12,583,381	12,583,381	12,583,381
Balance as of December 31, 2009	1,409,396,360	$705	$83,862,222	$1,325,917	$677,332	$23,270,268	$8,600,893	$55,303,394	$173,040,731	$12,737,951

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED CASH FLOW STATEMENTS
(In US dollars)
	For the years ended December 31,
	2007	2008	2009
Operating activities
Net income (loss)	$2,831,744	$(20,660,292)	$12,583,381
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,770,100	2,867,914	2,941,175
Gain on sales of investment	(207,631)	-	-
Loss (gain) on disposal of property and equipment	10,639	(19,595)	72,188
Provision of bad debt	-	-	266,252
Investment impairment loss	-	-	1,500,000
Goodwill impairment loss		21,623,279	-
Share-based compensation	2,550,318	2,280,559	4,211,530
Amortization of the debt discount	-	-	299,813
Investment income	-	-	(206,945)
Changes in operating assets and liabilities
Accounts receivable	(2,514,305)	(123,994)	(8,960,860)
Prepaid expenses and other current assets	(2,010,090)	1,338,415	(1,422,058)
Rental deposits	42,946	(45,864)	(71,903)
Trading securities	-	-	106,328
Accounts payable	(770,063)	4,676,787	2,469,397
Accrued expenses and other liabilities	486,899	1,440,881	878,723
Income tax payable	124,768	(856,586)	622,111
Net cash provided by operating activities	3,315,325	12,521,504	15,289,132

Investing activities
Purchases of subsidiaries, net of cash acquired	(17,000,000)	-	(6,686,930)
Purchase of long-term investments	-	(2,964,118)	-
Purchase of property and equipment	(1,927,726)	(1,878,605)	(1,599,477)
Proceeds from disposal of property and equipment	-	30,822	3,804
Proceeds from sales of investment	207,631	-	-
Net cash used in investing activities	(18,720,095)	(4,811,901)	(8,282,603)

Financing activities
Repurchase of common stock	-	(760,212)	(11,108,039)
Proceeds from exercise of employee stock options	152,178	938	466,890
Proceeds from issuance of convertible senior notes	-	-	6,775,400
Net cash provided by (used in) financing activities	152,178	(759,274)	(3,865,749)
Effect of foreign exchange rate changes	6,193,257	6,761,273	94,471
Net (decrease) increase in cash and cash equivalents	(9,059,335)	13,711,602	3,235,251
Cash and cash equivalents, beginning of year	131,402,007	122,342,672	136,054,274
Cash and cash equivalents, end of year	$122,342,672	$136,054,274	$139,289,525

Supplemental disclosures of cash flow information
Income taxes paid	$816,127	$791,927	$5,180,013
Interest paid	-	-	155,081

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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

As of December 31, 2009, details of the Company's significant majority-owned subsidiaries and variable interest entities are as follows:

	Incorporation or acquisition	Shareholder/
Name	date/place	nominee owner	Legal ownership	Principal activities
			%

Subsidiaries of the Company:
KongZhong Beijing	July 2002	KongZhong	100	Providing consulting
	the PRC			and technology services

KongZhong China	June 2005	KongZhong	100	Providing consulting
	the PRC			and technology services

Anjian Xingye Technology (Beijing)	November 2005	KongZhong	100	Providing consulting
Company Limited.	the PRC			and technology services
("Beijing Anjian Xingye") (Note (iv))

Simlife (Beijing) Science	June 2009	Simlife	100	Providing consulting
Co., Ltd	the PRC	International Inc.		and technology services
(“Beijing Simlife”) (Note (ix))

Success Blueprint Limited (Note (x))	October 2009	KongZhong	100	Providing novel license
	BVI			to overseas

Variable interest entities ("VIE"):
Beijing AirInbox Information	April 2002	Linguang Wu	45	Providing wireless
Technologies Co., Ltd.	the PRC	SonglinYang	42	value-added services
("Beijing AirInbox") (Note (i))		Guijun Wang	10	to mobile phone users
		Zhen Huang	3

Beijing Wireless Interactive	Feburary 2005	Yang Yang	40	Providing wireless
Network Technologies Co., Ltd.	the PRC	Jingye Sun	30	value-added services
("Beijing WINT") (Note (ii))		Li Ai	30	to mobile phone users

Beijing Chengxitong Information	November 2005	Yang Li	90	Providing wireless
Technology Company Limited	the PRC	Xuelei Wu	10	value-added services
("Beijing Chengxitong") (Note (iii))				to mobile phone users

Beijing Xinrui Network Technology	January 2006	Guijun Wang	51	Providing wireless
Company Limited	the PRC	Yang Li	49	value-added services
("Beijing Xinrui") (Note (iv))

Shanghai Mailifang (Shanghai)	March 2009	Xu Guo	90	Providing wireless
Communication Co., Ltd.,	the PRC	Yang Yang	10	value-added services
("Shanghai Mailifang")
(Note (viii))

Xiamen Xinreli Scientific	June 2009	Tao Jia	80	Providing wireless
and Technology Co., Ltd.	the PRC	Junhong Chen	20	value-added services
("Xiamen Simlife ") (Note (ix))

Subsidiaries of VIE:
Beijing Boya Wuji	March 2004	Beijing AirInbox	100	Providing wireless
Technologies Co., Ltd.	the PRC			value-added services
("Beijing Boya Wuji") (Note (v))

Tianjin Mammoth Technology	May 2005	Beijing AirInbox	95	Mobile games
Co., Ltd. ("Tianjin Mammoth")	the PRC	Beijing WINT	5	developing
(Note (vi))

Beijing Shiyuan Leya	July 2008	Beijing Xinrui	100	Providing
Culture Communication Co., Ltd.	the PRC			media services
("Beijing Shiyuan Leya ")
(Note (vii))

Nanjing Net Book	October 2009	Beijing Chengxitong	100	Providing
Culture Co., Ltd.,	the PRC			net book services
("Nanjing Zhulang") (Note (x))

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Notes:

PRC regulations prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services.  To comply with these regulations the Company conducts the majority of its activities through variable interest entities ("VIE") and their subsidiaries.

(i)
Beijing AirInbox was established by KongZhong through nominated owners in April 2002.  Beijing AirInbox provides wireless value-added services to PRC's mobile phone users.  Upon establishment Beijing AirInbox was legally owned directly by three PRC citizens nominated by KongZhong. As of December 31, 2008 and 2009, Linguang Wu, an employee of the Company, Songlin Yang, the uncle of Nick Yang, the Company's former President, Guijun Wang, an employee of the Company and Zhen Huang, Wife of Nick Yang, who held 45%, 42%, 10% and 3%, respectively, of Beijing AirInbox's total outstanding shares.

In addition, the Company has provided an interest-free loan to the nominee shareholders with $1.5 million to finance their investments in Beijing AirInbox.  Principal terms of these loan agreements provide that (i) proceeds from the loans are to be used solely for the investment in Beijing AirInbox, (ii) the loans can only be repaid to the Company by transferring the shares of Beijing AirInbox to the Company, (iii) the shares of Beijing AirInbox cannot be transferred without the approval of the Company, (iv) the Company has the right to appoint all directors and senior management personnel of Beijing AirInbox, and (v) all shareholder rights including voting rights and rights to dividends are assigned to KongZhong Beijing.  In addition, the Company has the right to require the transfer of the shares of Beijing AirInbox to the Company or any party designated by the Company, at any time, for the amount of the loan outstanding.  Since the Company consolidates Beijing AirInbox, the loans to the registered shareholders are treated as investments in Beijing AirInbox and are eliminated upon consolidation for all periods presented.

(ii)
In February 2005, the Company completed the acquisition of all outstanding shares of Beijing WINT through nominated owners, and entered into a series of contractual arrangements, pursuant to which, Beijing WINT became the Company's variable interest entity.  Beijing WINT provides wireless value-added services to PRC's mobile phone users.  Beijing WINT is legally owned directly by three PRC citizens nominated by KongZhong.  As of December 2008 and 2009, Yang Yang, Jingye Sun and Li Ai held 40%, 30% and 30% equity interest of Beijing WINT, respectively.

(iii)
In November 2005, the Company completed the acquisition of all outstanding shares of Beijing Chengxitong through nominated shareholders, and entered into a series of contractual arrangements,  pursuant to which Beijing Chengxitong, became the Company's variable interest entity.  Beijing Chengxitong provides wireless value-added services to the PRC's mobile phone users.  Beijing Chengxitong is legally owned directly by two PRC citizens nominated by KongZhong.  As of December 31 2008 and 2009, Yang Li and Xuelei Wu held 90% and 10% equity interest of Beijing Chengxitong, respectively.

(iv)
In January 2006, the Company acquired a 100% equity interest in Sharp Edge Company Limited ("Sharp Edge"), a company incorporated in the British Virgin Islands and based in Beijing,  which provides wireless value-added services through its wholly owned subsidiary Beijing Anjian Xingye and its variable interest entity, Beijing Xinrui.  Following the acquisition, the incorporation of Sharp Edge was deregistered in the British Virgin Islands and the Company directly holds Anjian Xingye as its wholly owned subsidiary ("WOFE").  Beijing Xinrui has entered into a series of contractual arrangements with Beijing Anjian Xingye, pursuant to which, Beijing Xinrui became the Company's variable interest entity.  Beijing Xinrui provides wireless value-added services to the PRC's mobile phone users.  Beijing Xinrui is legally owned directly by two PRC citizens nominated by KongZhong.  As of December 2008 and 2009, Guijun Wang and Yang Li held 51% and 49% equity interest of Beijing Xinrui, respectively.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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

(vi)	In May 2005, the Company's VIE, Beijing AirInbox and Beijing WINT acquired 95% and 5%, respectively, of the outstanding equity interest of Tianjin Mammoth.

(vii)	In July 2008, the Company's VIE, Beijing Xinrui established its own subsidiary, Beijing Shiyuan Leya, and is the 100% owner of Beijing Shiyuan Leya.

(viii)
In March 2009, the Company entered into an agreement with Shanghai Mailifang to acquire 100% of its equity interest. Shanghai Mailifang provides wireless value-added services to the PRC's mobile phone users.  Shanghai Mailifang is legally owned directly by two PRC citizens nominated by KongZhong.  As of December 2009, Xu Guo and Yang Yang held 90% and 10% equity interest of Shanghai Mailifang, respectively.

(ix)
In June 2009, the Company entered into a share purchase agreement to acquire 100% equity interest in Simlife International Inc. ("Simlife"), which has a wholly owned subsidiary,  Simlife (Beijing) Science Co., Ltd ("Beijing Simlife"), and a VIE,  Xiamen Xinreli Scientific and Technology Co., Ltd. ("Xiamen Simlife"), a PRC limited liability company. Xiamen Simlife is legally owned directly by two PRC citizens nominated by KongZhong.  As of December 2009, Tao Jia and Junhong Chen held 80% and 20% equity interest of Xiamen Simlife, respectively. The purchase consideration was $3 million in cash plus a contingent consideration of $1.25 million in cash and 6 million of the Company’s ordinary shares based on Xiamen Simlife’s performance on certain games’ developments.

(x)
In October 2009, Beijing Chengxitong acquired 100% of an online Chinese-language novel company, Nanjing Zhulang and Success Blueprint, for an aggregate price of $ 2.34 million in cash and 1,000,000 ordinary shares (equivalent to 25,000 ADS).  Nanjing Zhulang is engaged in operating an internet literature site, mainly focused on the contemporary and martial arts genres.  Success Blueprint, a BVI company, is engaged in the management of overseas Chinese novel copyright.

KongZhong Beijing, KongZhong China and Beijing Simlife have entered into various operating agreements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Beijing Xinrui, Shanghai Mailifang and Xiamen Simlife (collectively the "VIE companies").  Under these agreements, KongZhong Beijing, KongZhong China, and Beijing Simlife provide technical and other services to the VIE companies in exchange for all their net income.  As a collateral security for the prompt and complete performance of the obligations of the VIE companies, respective owners of the VIE companies have entered into pledge agreements, pursuant to which they agreed to pledge all their rights and interests, including voting rights, in the VIE companies in favor of KongZhong Beijing, KongZhong China, and Beijing Simlife respectively.  In addition, KongZhong Beijing, KongZhong China, and Beijing Simlife have the option to acquire the equity interests of the VIE companies at a purchase price equal to the lower of the audited net assets of the VIE companies or the lowest price permitted by PRC laws at the time of such purchase.

Through the contractual arrangements described above, KongZhong Beijing, KongZhong China and Beijing Simlife are the primary beneficiaries of the VIE companies because the KongZhong Beijing, KongZhong China and Beijing Simlife hold all of the variable interests in the VIE companies either directly or through related parties.

The accounts and operations of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Beijing Xinrui, Shanghai Mailifang and Xiamen Simlife have been included in the accompanying consolidated financial statements since the effective date of the above agreements.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following financial statement amounts and balances of KongZhong's VIEs were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	Years Ended December 31,
	2008	2009
	$	$

Total assets	85,065,654	115,882,680
Total liabilities	16,154,177	27,910,992

	Years Ended December 31,
	2007	2008	2009
	$	$	$

Gross revenues	73,647,938	97,680,826	125,537,845
Net income	227,727	2,877,745	18,983,352

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

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

The Group’s financial instruments include cash and cash equivalents, trading securities, accounts receivables, accounts payable and convertible senior notes.

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values due to short-term maturities.

The carrying amounts of senior convertible notes approximate their fair values measured at amortized cost adopting the effective interest rates method..

Fair value of acquired assets and contingent consideration is discussed in Note 3.

Fair value of trading securities is discussed in Note 4.

Fair value of cost method investments are discussed in Note 8.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes.  Significant accounting estimates reflected in the Company's financial statements include valuations of goodwill, accruals for revenues and cost of revenues adjustments, valuation allowance for deferred tax assets, and share-based compensation expense.  Actual results could differ from those estimates.

Short-term investment

Short-term investments are comprised of trading securities. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings.

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

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets, net

Acquired intangible assets which mainly represent agreements with operators and completed product technologies as detailed in Note 7, is carried at cost, less accumulated amortization.  The amortization of acquired intangible assets is recognized over the expected useful lives of the assets.

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

In light of the adverse conditions in global capital markets in 2009, the Company compared the sum of the expected undiscounted future cash flows from the use of the Company's long-lived assets with the carrying amount of such assets and concluded that no impairment was required.  The Company did not record any impairment loss during the years ended December 31, 2007, 2008 and 2009.

Business Combinations

Business combinations are recorded using the purchase method of accounting. On January 1, 2009, the Company adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any non-controlling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, the Company has estimated the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to January 1, 2009 contingent consideration was not recorded until the contingency was resolved.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.  The Company completes a two-step goodwill impairment test.  The first step compares the fair value of each reporting unit (operating segment or one level below an operating segment) to its carrying amount, including goodwill.  If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill.  The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.  This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities.  An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The annual impairment test is performed as of December 31of every year. No impairment loss was recorded for the years ended December 31, 2007 and 2009. In the year of 2008, the Company recognized an impairment loss of $21.6 million.

Long-term investment

For investments in investees over which the Company does not have significant influence, the Company carries the investments at cost.  The Company reviews the long-term investments for impairment whenever events or circumstances indicate that an other-than-temporary decline has occurred.  An impairment loss is recognized in earnings equal to the difference between the investment's cost and its fair value at the balance sheet date of the reporting period for which the assessment is made.  The fair value of the investment would then become the new cost basis of the investment.  No impairment charges were recorded during the years ended December 31, 2007 and 2008. In 2009, the Company impaired the entire investment of $1.5 million in HiU! Media because the Company does not expect any future cash flow from this investment and accordingly the fair value of this investment was determined to be zero as of December 31, 2009.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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

The Company contracts with the Mobile Operator for the transmission of wireless value-added services as well as for billing and collection services.  The Mobile Operator provides the Company with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of the Company's revenues.  In certain instances, when a statement is not received within a reasonable period of time, the Company makes an estimate of the revenues and cost of revenues for the period covered by the statement based on internally generated information, historical experience, verbal communication with Mobile Operator, and/or other assumptions that are believed to be reasonable under the circumstances.

The Mobile Operator remits to the Company only amounts net of the allowance such Mobile Operator has made for the doubtful debts in respect of the amounts due to the Company from its customers, net of the Mobile Operator's fees for the services provided to the Company, including billing and collection services, and net of the Mobile Operator's transmission charges.  China Unicom, China Telecom and China Netcom do not provide an itemized analysis of their remittances and the Company is therefore unable to determine what allowance, if any, for doubtful or bad debts should be recorded with respect to services delivered through them.  China Mobile sometimes specifies the allowance it makes for doubtful debts.  Accordingly, recognition of revenues is based upon the amounts reported on the Mobile Operator's monthly statements to the Company, which are net of doubtful debts and represent the amounts the Company reasonably believes will be collected.

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

Wireless internet services are delivered through the wireless internet portal Kong.net and other sites owned by the Company.  The Company recognizes advertising revenues ratably over the performance period for which the advertisements are displayed, so long as collection of the fees remains probable. The Company ratably recognizes revenues from novel reading over the subscription period.

(iii)	Mobile Games

The Company recognizes revenues from providing two kinds of mobile games services: downloadable mobile games and online mobile games.  Mobile phone users download the first kind of mobile games in the same manner as the WVAS and the Company recognizes revenues from such mobile games services in the same way as the WVAS revenues are recognized.  Online mobile games are massively multiplayer online role-playing games ("MMORPG"). Revenues from online game are generated through sales of virtual items and recognized when the virtual items are consumed by the players. The Company derived the majority of its revenues from mobile games services from downloadable mobile games for all the periods presented.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Allowance for credit losses

The allowance for credit losses related to accounts receivable arising from advertisement is maintained at a level considered by management to be adequate to absorb an estimate of probable future losses existing at the balance sheet date. In estimating probable losses, the Company reviews accounts that are past due or in bankruptcy and accounts that may have higher credit risk using information available about the customer. The Company arrives at an estimated loss for specific accounts. This process is based on estimates, and ultimate losses may differ from those estimates. Receivable balance is written off when the Company determines that the balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance when received. We consider an accounts receivable balance past due when payment has not been received within the stated terms. The charge related to allowance for credit losses related to advertisement for the years ended December 31, 2007, 2008 and 2009 were $0, $0 and $266,252, respectively.

The allowance for credit losses arising from end users in WVAS service and mobile game service has been net off with account receivables by Mobile Operators in their monthly statements. The Company has not experienced any significant credit losses related to the net receivables in monthly statements provided by Mobile Operators.

Sales tax

Prior to October 1, 2009, the Company presented sales tax on a gross basis (included in revenues, and general and administrative expenses). Since October 1, 2009, the Company has presented sales tax on a net basis (excluded from net revenues) in order to provide a higher comparability of financial statements to the peer companies. The Company has applied this change in accounting principle retrospectively to all prior periods presented.

As a result of this accounting change, sales tax of $2,229,576, $2,839,664 and $2,885,127 was excluded from net revenues for the years ended December 31, 2007, 2008 and 2009, respectively. Accordingly, the general and administrative expenses decreased by $2,229,576, $2,839,664 and $2,885,127 to $4,991,415, $8,800,319 and $10,186,853 for the years ended December 31, 2007, 2008 and 2009, respectively. This change does not affect the Company's results of operations, cash flows or financial positions.

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
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

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

Advertising costs

The Company expenses advertising costs as incurred.  Total advertising expenses were  $4,135,705, $2,777,670 and $385,583 for the years ended December 31, 2007, 2008 and 2009, respectively, and have been included as part of selling and marketing expenses.

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. The Company recognizes the compensation costs net of a forfeiture rate on a straight-line basis over the requisite service period of the award, with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period, which is generally the vesting period of the award.  The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates.  Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the year.  Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, the dilutive effect of the stock options, nonvested shares and warrant is computed using treasury stock method. The dilutive effect of the convertible senior notes is computed using as-if converted method. The convertible senior notes were antidilutive in computing diluted net income per ordinary share in 2009.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards

In June 2009, the FASB issued an authoritative pronouncement, which changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement retains the scope of previously issued pronouncement but added entities previously considered qualifying special purpose entities, or QSPEs, since the concept of these entities was eliminated by FASB. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Company does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In September 2009, the FASB issued an authoritative pronouncement regarding revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to accounting for revenue arrangements with multiple deliverables under the existing pronouncement. Although the new pronouncement retains the criteria from the existing pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the separation criterion under the existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement prospectively to new or materially modified arrangements after the pronouncement's effective date or retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopt this pronouncement after its first interim reporting period, it must also retrospectively apply this pronouncement as of the beginning of that fiscal year and disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. The Company does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In September 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition for arrangements with multiple deliverables. The pronouncement addresses how consideration should be allocated to different units of accounting and removes the previous criterion that entities must use objective and reliable evidence of fair value in separately accounting for deliverables. The pronouncement provides that products containing both software and non-software components that function together to deliver the product's essential functionality are excluded from the scope of current revenue recognition guidance for software products. The pronouncement includes factors that entities should consider when determining whether the software and non-software components function together to deliver the product's essential functionality. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement prospectively to new or materially modified arrangements after the pronouncement's effective date, or retrospectively for all periods presented. Early application is permitted. However, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also retrospectively apply this pronouncement as of the beginning of that fiscal year and disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. The Company does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Company does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In April 2010, the FASB issued an authoritative pronouncement regarding milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Company is in the process of evaluating the effect of adoption of this pronouncement.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards - continued

In April 2010, FASB issued an authoritative pronouncement regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity's functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Company is in the process of evaluating the effect of adoption of this pronouncement.

3.	ACQUISITIONS

(a) Sigma

On January 8, 2009, the Company entered into an agreement with Sigma Interactive Inc.("Sigma"), a company incorporated in the British Virgin Islands, to acquire 100% of its equity interest for a total consideration of RMB7 million (approximately $1.02 million).  Sigma is engaged in the business of developing technology solutions for mobile Internet, including the development of its on-device portal platform. Through this acquisition, the Company is expected to obtain Sigma's development team and knowledge of mobile device platforms. The acquisition was to strengthen the Company's technical competence in the area of mobile device software development. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at fair value at the date of acquisition. The acquisition-related cost of $12,459 was recorded as general and administrative expenses as incurred in 2009. The revenues and net loss of Sigma since the acquisition date in the amounts of $0 and $2,238 respectively were included in the consolidated statement of the operation for the year ended December 31, 2009. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $2,136)	$13,009
Acquired intangible assets:
Operating platforms	138,121
Liabilities assumed	-
Deferred tax liability	-
Goodwill	873,070
Total	$1,024,200

The goodwill arising from the acquisition of Sigma was fully allocated to the reporting unit of WIS.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

3.	ACQUISITIONS - continued

(b) Shanghai Mailifang

On March 27, 2009, the Company entered into an agreement with Shanghai Mailifang to acquire 100% of its equity interest.  The acquisition was closed in April 2009.  Shanghai Mailifang is engaged in the business of providing wireless value-added services in the PRC. The acquisition was to strengthen the Company's competence in the area of providing wireless value-added services in the PRC. The purchase price was RMB 5,047,696 (equivalent to $738,864) in cash.  The Company paid cash consideration of approximately RMB 4,000,000 and RMB 1,047,696 during the second quarter of 2009, respectively.  The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at fair value at the date of acquisition. The revenues and net income of Shanghai Mailifang since the acquisition date in the amounts of $1,687,898 and $166,395 respectively were included in the consolidated statement of operation for the year ended December 31, 2009. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $268,014)	$333,236
Acquired intangible assets:
Completed product technologies	27,480
Agreement with Operators	703
License of service provider	10,759
Liabilities assumed	(33,501)
Deferred tax liability	(9,736)
Goodwill	409,923
Total	$738,864

The goodwill arising from the acquisition of Mailifang was fully allocated to the reporting unit of mobile game.

(c) Simlife and Xiamen Simlife

On June 22, 2009, the Company acquired a 100% equity interest in Simlife, a company incorporated in the Cayman Islands and based in Beijing which provides consulting and technology services through its wholly owned subsidiary, Beijing Simlife. Beijing Simlife has entered into a series of contractual arrangements with Xiamen Simlife, pursuant to which, Xiamen Simlife became the Company's variable interest entity. Xiamen Simlife is engaged in development of  mobile games especially high-quality 3D mobile games. The Company believes that Xiamen Simlife's strong development capabilities, including its self-developed 3D mobile game engine, can help consolidate and extend the Company's leadership in the Chinese mobile games market. The aggregate acquisition consideration consisted of (i) an initial consideration of $ 3 million in cash, which was paid in June 2009 ; and (ii) a contingent consideration of $1,250,000 in cash and 6,000,000 ordinary Shares of KongZhong (equivalent to 150,000 ADSs) based on the completion of a commercial version of certain games on or prior to December 31, 2009. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at fair value. At the acquisition date, the fair value of the contingent consideration was determined to be $2,489,573 based on the probability of 95% and was included in the allocation of purchase price. The fair value of the contingent consideration in cash of $1,163,656 was recorded as a liability and the fair value of the contingent consideration in ordinary shares of $1,325,917 was recorded in equity in the consolidated balance sheet. As of December 31, 2009, the commercial version of these games was completed, and the fair value of the contingent consideration in cash was re-measured to $1,250,000 with the changes reflected in earnings.  The contingent consideration in cash and equity has not been paid as of December 31, 2009. The acquisition-related cost of $17,602 was recorded as general and administrative expenses as incurred in 2009. The revenues and net income of Xiamen Simlife since the acquisition date in the amounts of $889,278 and $225,609 respectively were included in the consolidated statement of the operation for the year ended December 31, 2009. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $59,640)	$274,630
Acquired intangible assets:
Technology	1,343,284
License of service provider	11,706
Partnership agreement	333,626
Liabilities assumed	(307,072)
Non current deferred tax liability	(422,302)
Goodwill	4,255,109
Total	$5,488,981

The goodwill arising from the acquisition of Simlife and Xiamen Simlife was fully allocated to the reporting unit of mobile game.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

3.	ACQUISITIONS - continued

(d) Nanjing Zhulang and Success Blueprint

In October 2009, the Company acquired 100% of an online Chinese-language novel Company, Nanjing Net Book Culture Co., Ltd., ("Nanjing Zhulang") and its related party ("Success Blueprint"), for an aggregate price of $2.34 million in cash and 1,000,000 ordinary shares (equivalent to 25,000 ADS).  Nanjing Zhulang is engaged in operating an internet literature site.  Success Blueprint, a BVI company, is engaged in the management of overseas Chinese novel copyright. The acquisition of Nanjing Zhulang was to support the development of the Company’s mobile novel services to further develop its access to original content and the author community to develop new and more innovative publishing business models based on mobile platforms. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The acquisition-related cost of $50,349 was recorded as general and administrative expenses as incurred in 2009. The revenues and net loss of Nanjing Zhulang since the acquisition date in the amounts of $270,776 and $61,837 respectively were included in the consolidated statement of operation for the year ended December 31, 2009. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $89,425)	$312,359
Acquired intangible assets:
Trademarks	260,361
Self-developed content	305,316
Partnership agreement	193,586
Contracts with content providers	102,065
Subscriber list	14,204
Liabilities assumed	(95,458)
Deferred tax liability	(153,793)
Goodwill	1,777,442
Total	$2,716,082

The goodwill arising from the acquisition of Nanjing Zhulang was fully allocated to the reporting unit of WIS.

Fair value of acquired assets and contingent consideration

The Company measured the fair value of the purchased intangible assets using the “cost,” “income approach-excess earnings” and “with & without” valuation method.  The Company measured the fair value of the contingent consideration considering, among other factors, forecasted financial performance of the acquired business, market performance, and the market potential of the acquired business in China. These purchased intangible assets and contingent consideration are considered Level 3 assets and liabilities because the Company used unobservable inputs, reflecting the Company’s assessment of the assumptions market participants would use in valuing these assets and liabilities. The change in fair value of the contingent consideration in relation to the acquisition of Simlife from the date of acquisition to December 31, 2009 was $86,344.

Pro forma

The following summarized unaudited pro forma results of operations for the year ended December 31, 2009 assuming that all significant acquisitions during the year ended December 31, 2009 occurred as of January 1, 2008 and 2009, respectively.  These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2009, nor is it indicative of future operating results.

	For the years
	ended December 31,
	2008	2009
	(unaudited)	(unaudited)

Revenues	$98,977,938	$132,782,006
Net income (loss)	$(20,650,806)	$12,667,432
Income per share - basic	$(0.01)	$0.01
Income per share - diluted	$(0.01)	$0.01

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

4.	TRADING SECURITIES

The Company from time to time invests in equity securities publicly traded in China's stock market, which are accounted for as trading securities. The Company recognized (loss) or gain of $Nil, $Nil and $206,945 in the statements of operations for the years ended December 31, 2007, 2008 and 2009, respectively. The fair value of trading securities is determined based on the quoted market price of the securities which is a Level 1 fair value measurement. The Company did not hold trading securities as of December 31, 2007 and 2008 and held an amount of $100,617 as of December 31, 2009.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2008	2009

Prepaid to service providers	$670,418	2,377,956
Staff advances	282,909	515,373
Rental and other deposits	663,975	1,359,866
Interest receivables	1,589,513	548,983
Other prepaid expenses	122,546	90,033
Other current assets	59,797	15,154
	$3,389,158	$4,907,365

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2008	2009

Computer and transmission equipment	$9,156,632	$6,670,236
Furniture and office equipment	1,186,656	1,053,896
Motor vehicles	574,867	587,265
Leasehold improvements	1,712,615	1,918,697
Communication equipment	356,644	327,027
Office building	629,064	629,710
	13,616,478	11,186,831
Less: accumulated depreciation	(10,247,218)	(8,070,790)
	$3,369,260	$3,116,041

Depreciation expenses for the years ended December 31, 2007, 2008 and 2009 are $1,891,293, $2,173,698 and $1,809,788 respectively.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

7.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	2007			2008			2009
	Accumulated			Accumulated			Accumulated
	Gross	amortization &	Net	Gross	amortization &	Net	Gross	amortization &	Net
	carrying	exchange	carrying	carrying	exchange	carrying	carrying	exchange	carrying	Amortization
	amount	difference	amount	amount	difference	amount	amount	difference	amount	period

Agreements with Operators	$2,192,126	$(1,052,931)	$1,139,195	$2,342,633	$(1,709,620)	$633,013	$2,873,248	$(2,390,802)	$482,446	3years
Operating platforms	84,604	(32,431)	52,173	90,413	(52,741)	37,672	228,754	(98,546)	130,208	5years
Licenses of service providers	28,215	(20,342)	7,873	30,152	(28,382)	1,770	52,663	(42,605)	10,058	3years
Contracts with content providers	8,953	(8,953)	-	9,568	(9,568)	-	111,653	(20,919)	90,734	1year
Non-compete agreement	335,131	(321,167)	13,964	358,141	(358,141)	-	358,508	(358,508)	-	2years
Self-developed contents	41,563	(39,831)	1,732	44,416	(44,416)	-	349,809	(120,799)	229,010	2years
Completed product technologies	328,560	(282,927)	45,633	351,118	(351,118)	-	378,973	(361,789)	17,184	3years
Contracts with service providers	4,928	(4,928)	-	5,267	(5,267)	-	5,272	(5,272)	-	1year
Subscriber list	1,135	(1,135)	-	1,213	(1,213)	-	15,420	(8,317)	7,103	1year
Trademarks	21,540	(15,836)	5,704	33,991	(33,008)	983	294,413	(34,026)	260,387	1year
Technology	-	-	-	-	-	-	1,344,405	(286,684)	1,057,721	3years
Total	$3,046,755	$(1,780,481)	$1,266,274	$3,266,912	$(2,593,474)	$673,438	$6,013,118	$(3,728,267)	$2,284,851

The Company recorded amortization expenses of $878,807, $694,216, and $1,131,387 for the years ended December 31, 2007, 2008 and 2009, respectively.  Assuming no subsequent impairment of the acquired intangible assets recorded as of December 31, 2009, amortization expenses for the years ending December 31, 2010, 2011, 2012 and 2013 are $1,114,411, $584,503, $245,574 and $79,975

8.	LONG-TERM INVESTMENTS

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

In January 2008, the Company signed an agreement with HiU! Media, a company providing residential community direct marketing advertising network and marketing solutions in China, to purchase 9.87% of the total equity interest in HiU! Media for $1,500,000.  The investment was completed in January 2008 and accounted for using the cost method.

In July 2008, the Company signed an agreement with Beijing Xin Chuang Hang Yuan Technology Co. Ltd. ("XCHY"), a company providing discount e-coupons on mobile phones and Internet in China, to purchase 19.9% of the total equity interest in XCHY for $1,464,118.  The investment was completed in July 2008.  As the Company has no significant influence on XCHY, and accordingly, this was recorded as a long-term investment at cost.

Under the cost method of accounting, investments in private companies are carried at cost and are only adjusted for other-than-temporary declines in fair value and distributions of earnings. The Company regularly evaluates the recoverability of its investments based on the performance and the financial position of those companies as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee's cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. No impairment of the long-term investments was recorded for the years ended December 31, 2007 and 2008.  In the year of 2009, the Company impaired the entire investment of $1.5million in HiU! Media  because the expected cash flow from this investment was zero.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

9.	GOODWILL

The change in the carrying amounts of goodwill by reportable segment is as follows:

	2008				2009
	WVAS	WIS	Mobile Game	Total	WVAS	WIS	Mobile Game	Total

Gross amount:
Beginning balance	$34,708,755	$-	$209,930	$34,918,685	$37,082,017	$-	$224,343	$37,306,360
Goodwill recognized in acquisition	-	-	-	-	-	2,650,512	4,665,032	7,315,544
Exchange differences	2,373,262	-	14,413	2,387,675	37,868	988	4,797	43,653
Ending balance	37,082,017	-	224,343	37,306,360	37,119,885	2,651,500	4,894,172	44,665,557

Accumulated impairment loss:
Beginning balance	-	-	-	-	(21,623,279)	-	-	(21,623,279)
Charge for the year	(21,623,279)	-	-	(21,623,279)	-	-	-	-
Exchange differences	-	-	-	-	-	-	-	-
Ending balance	(21,623,279)	-	-	(21,623,279)	(21,623,279)	-	-	(21,623,279)
Goodwill, net	$15,458,738	$-	$224,343	$15,683,081	$15,496,606	$2,651,500	$4,894,172	$23,042,278

The goodwill impairment assessment was performed at the reporting unit level.  During the year ended December 31, 2008, the Company reorganized its business into three reporting units, consistent with its operating segments, as a result of increasing revenues from mobile games services. The Company estimated the fair values of the reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology.  The discounted cash flows for each reporting unit were based on discrete five to ten years financial forecasts developed by management for planning purposes.  Cash flows beyond the forecasted period and discrete forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies.  Specifically, the income approach valuations included reporting unit cash flow discount rate at approximately 23%, 24.5% and 24%, and terminal value growth rate at 3%, 3% and 3% for WVAS, WIS and mobile game respectively.  Publicly available information regarding the market capitalization of the Company was also considered in assessing the reasonableness of the aggregate fair values of our reporting units estimated using the discounted cash flow methodology. During the years ended December 31, 2007 and 2009, there was no impairment loss was recorded. While during the year ended December 31, 2008, the Company recognized a goodwill impairment loss of $21,623,279.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	At December 31,
	2008	2009

Accrued welfare benefits	$1,684,772	$1,358,468
Accrued payroll	1,551,845	1,129,288
Accrued professional service fees	1,175,973	1,591,883
Other tax payables	2,069,530	3,045,825
Acquisition consideration payable	-	1,250,000
Others	247,365	518,234
	$6,729,485	$8,893,698

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

11.	INCOME TAXES

Cayman Islands

KongZhong is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain.

PRC

Prior to January 1, 2008, the PRC subsidiaries and VIEs (the "PRC entities") were governed by the Income Tax Law of the PRC concerning domestic enterprises and the Income Tax Law of the PRC Concerning Foreign-invested Enterprises and Foreign Enterprises as well as various local income tax laws (the "Income Tax Laws").  Pursuant to the Income Tax Laws, the PRC entities were subject to income tax at a statutory rate of 33% on PRC taxable income.

On March 16, 2007, the National People's Congress adopted the Enterprise Income Tax Law (the "New Income Tax Law"), which became effective on January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises,  by adopting unified income tax rate of 25% for most enterprises.

In accordance with the implementation rules of the New Income Tax Law, the Company's various PRC entities that previously qualified for "high and new technology enterprise" ("HNTE status ") were granted the preferential tax treatments may not continue to qualify as "high and new technology enterprise strongly supported by the State" under the new rules.

In 2008 the Company's various PRC entities, including KongZhong Beijing, Beijing AirInbox, Beijing Xinrui and Tianjin Mammoth were announced HNTE status by the PRC tax authority under the new rules. In 2009 KongZhong China, Beijing Chengxitong and Beijing WINT were announced HNTE status under the new rules. Moreover, KongZhong China, Beijing WINT, Beijing Chengxitong and Beijing Xinrui enjoyed 50% tax relief in 2009. The HNTE status allows qualifying China based enterprises to use a 15% tax rate for three years. At the conclusion of the three year period, the qualifying enterprises have the option to renew for an additional three years through a simplified application process if the company's business operations continue to qualify for HNTE status.  After the first six years, enterprises will go through a new application process in order to renew their HNTE status.

A summary of the tax concessions available to the PRC entities for the year ended December 31, 2009 is as follows:

	Chinese	Concession from
	Statutory	Chinese Statutory
PRC entities	income tax rate	income tax
	(%)

KongZhong Beijing	15	50% tax relief in 2008

KongZhong China	15	50% tax relief in 2009

Beijing Anjian Xingye	25	None

Shanghai Mailifang	25	None

Xiamen Simlife	25	None

Wukong Shentong Search	25	None

Beijing AirInbox	15	None

Beijing Boya Wuji	25	None

Beijing WINT	15	50% tax relief in 2007 &2009

Beijing Chengxitong	15	50% tax relief in2007& 2009

Beijing Xinrui	15	50% tax relief in 2007, 2008 & 2009

Tianjin Mammoth	15	None

Beijing Shiyuan Leya	25	None

Naijing Zhulang	25	None

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

11.	INCOME TAXES - continued

The principal components of the deferred income tax assets and liabilities are as follows:

	At December 31,
	2008	2009
Deferred tax assets
Depreciation and amortization	$384,169	$656,365
Net operating loss carry forwards	755,413	575,196
Deferred tax assets	1,139,582	1,231,561
Valuation allowance	(1,139,582)	(1,231,561)
Deferred tax assets, net	$-	$-
Deferred tax liabilities
Depreciation and amortization	$55,555	$471,626

The Company operates through multiple subsidiaries and VIEs and the valuation allowance is considered on each individual subsidiary and variable interest entity basis.  A full valuation allowance has been established because the Company believes that either it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the future, or the amount involved is not significant.  The tax losses carried forward as of December 31, 2008 and 2009 amount to $5,381,903 and $2,300,783 and will expire by 2013 and 2014 respectively.

The provision for taxes on income for continuing operations consists of:
	Year ended December 31,
	2008	2009

Current	$(960,963)	$(4,867,900)
Deferred	109,033	169,786
Total	(851,930)	(4,698,114)

A reconciliation between the statutory PRC enterprise income tax rate and the Company's effective tax rate is as follows:

	For the years ended December 31,
	2008	2009

PRC enterprise income tax	(25)%	25%
Effect of tax holiday granted to a PRC subsidiary	(7.7)%	(24.1)%
Tax effect of expenses that are not deductible in determining taxable profit	24.5%	25.8%
Change in valuation allowance	3.9%	0.5%
Effective tax rate for the year	(4.3)%	27.2%

If the tax holidays granted to KongZhong Beijing, Beijing AirInbox, Tianjin Mammoth, Beijing Xinrui, KongZhong China, Beijing Chengxitong, Beijing WINT were not available, income tax provision and earnings per share amounts would be as follows:

	For the years ended December 31,
	2008	2009

Provision for income taxes	$2,379,522	$8,858,169
Net income per share-basic	$(0.02)	$0.01
Net income per share-diluted	$(0.02)	$0.01

The Company did not identify any significant unrecognized tax benefits or incur any interest or penalties related to potential underpaid income tax expenses for each of the three years ended December 31, 2009. The Company does not expect to have a significant increase of decrease on unrecognized tax benefits within 12 months from December 31, 2009.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

11.	INCOME TAXES - continued

Under the New Income Tax law, enterprises are classified as either resident or non-resident.  A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its "de facto management organization" located within the PRC.  Non-resident enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its "de facto management organization" located also outside of the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishment in the PRC.  Under the New EIT Implementation Regulation, "de facto management organization" is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised.  Under the New Income Tax Law and the New EIT Implementation Regulation, a resident enterprise's global net income will be subject to a 25% EIT rate.  Uncertainties exist with respect to how the New EIT Law applies to the Company's overall operations, and more specifically, with regard to tax residency status. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that its legal entities organized outside of China should be treated as residents for New Income tax Law purposes.  Even if one or more of its legal entities organized outside of China were characterized as China tax residents, no significant impact would be expected on income tax expenses.

If KongZhong were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax.  In the case of dividends paid by PRC subsidiaries,  the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by residents in the Hong Kong SAR, the withholding tax would be 5%.

Aggregate undistributed earnings of the Company's subsidiaries, VIEs and its VIEs' subsidiaries located in the PRC that are available for distribution to the Company of approximately $72,923,167 as of December 31, 2009 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.  The Chinese tax authorities have also clarified that distributions made out of retained earnings before January 1, 2008 will not be subject to the withholding tax.

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

12.	CONVERTIBLE SENIOR NOTES

On March 18, 2009, the Company issued a convertible senior note ("CSN") to Nokia Growth Partners ("NGP"), which is due in 2014. This note in an aggregate principal amount of $6,775,400 is convertible to ordinary shares of the Company at the conversion price of $0.08915 per share (the "Conversion Price"). The conversion price is adjustable subject to standard anti-dilution provision i.e. stock splits, subdivisions, reclassifications or combinations etc.  The initial interest rate was 8% per annum for the period commencing and including March 18, 2009 and ending and including December 31, 2009, compounded annually on the outstanding portion of the principal amount and any accrued and unpaid interest that is overdue. For the fiscal year commencing January 1, 2010 and each fiscal year thereafter, the applicable interest rate will be adjustable in a range of 6% to 8% according to certain earning/debt ratio. The interest was payable on July 15, 2009 and semi-annually on January 15 and July 15 afterwards. The Company was also entitled to a purchased call option to redeem the CSN plus any accrued but unpaid interest following the third anniversary of the closing date. Furthermore, a share purchase warrant was issued to NGP to purchase 80,000,000 ordinary shares of Kongzhong with a purchase price of $0.125 per share, which is to be expired in five years after the issuance.

The conversion feature , interest rate reset feature and prepayment feature embedded in the CSN are derivatives but not subject to bifurcation in accordance with the guidance of accounting for derivative instruments. The warrant issued with the CSN was detachable and classified as equity. The total proceeds were allocated between the CSN and the warrant based on their relative fair values. The amount of $677,332 allocated to the warrant was recorded as equity. A beneficial conversion feature of $3,667,931 was resulted as the effective conversion price was lower than the fair value of the ordinary shares on the closing date of March 18, 2009, which was recognized as additional paid in capital with a corresponding increase in debt discount. The debt discount totaling $4,345,263 was amortized into interest expense over the term of CSN using the effective interest rate method. During 2009, the amortized discount of $299,813 was recorded as part of the interest expense.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

12.	CONVERTIBLE SENIOR NOTES - continued

The carrying amount of the CSN was as follows:

As of
December 31, 2009

Principal	6,775,400
Debt discount	(4,345,263)
Accumulated amortization of debt discount	299,813
Accrued interest	271,016
Carrying amount	3,000,966

Interest expense on the CSN has been recorded at the effective rate of 37.01%. Interest expense recognized related to the CSN was as follows:

For the year ended
December 31, 2009

Interest cost at coupon rate	426,097
Amortization of debt discount	299,813
Total interest expense recognized	725,910

13.	SHAREHOLDER'S EQUITY

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

In October 2008, the Company cancelled certain options granted under the 2002 Plan, whose exercise prices were under water, and re-granted new options to the affected employees.  The newly re-granted options vest in 16 equal quarterly installments beginning one calendar quarter after the grant date.  The incremental compensation cost of $726,271 arising from the cancellation and re-grant of options was measured as the excess of the fair value of the re-granted awards over the fair value of the cancelled awards at the cancellation date.  The total compensation cost measured at the date of cancellation and re-grant is the remaining unrecognized share based compensation cost of $1,725,138 plus the incremental cost resulting from the cancellation and replacement, which is amortized over the required service period under the replacement award.

As of December 31, 2009, options to purchase 48,111,920 shares of ordinary shares were outstanding, and options to purchase 27,628,480 ordinary shares were available for future grant.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

13.	SHAREHOLDER'S EQUITY - continued

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

For the nonvested shares granted in 2009, the fair market value of the grant date was used to determine the cost of the nonvested shares.  As of December 31, 2009, 136,174,167 shares were outstanding and 592,500 shares were available for future grant.  The majority of nonvested shares will vest over four years where 25% of the nonvested shares will vest at the end of the first year, and 6.25% will vest quarterly from the second year through the fourth year.

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

Share repurchase

On October 27, 2008, the Company's Board of Directors, authorized to purchase the American Depositary Shares ("ADSs") of the Company on the open market (the "Purchase Plan").  The number of ADSs to be purchased under the Purchase Plan shall not exceed 4,500,000 ADSs.  The aggregate value of ADSs to be purchased under the Purchase Plan shall not exceed $10,000,000.  Till to December 31, 2009, the Company repurchased 74,759,760 shares of its ordinary shares for a total consideration of $11,868,251.  The shares repurchased by the Company were cancelled in May 2009.

A summary of the stock option activities is as follows:

	Outstanding options
		Weighted	Weighted average
	Number of	average	grant-date
	Options	exercise price	fair value

Options outstanding at January 1, 2007	75,743,800	$0.18	$0.18
Granted	23,800,000	$0.12	$0.12
Forfeited	(19,522,980)	$0.21	$0.21
Exercised	(3,256,640)	$0.05	$0.05
Options outstanding at December 31, 2007	76,764,180	$0.16	$0.16
Granted	50,950,280	$0.07	$0.07
Forfeited	(68,161,060)	$0.18	$0.19
Exercised	(18,760)	$0.05	$0.10
Options outstanding at December 31, 2008	59,534,640	$0.06	$0.06
Granted	13,240,000	$0.12	$0.15
Forfeited	(11,264,600)	$0.07	$0.07
Exercised	(13,398,120)	$0.04	$0.04
Options outstanding at December 31, 2009	48,111,920	$0.08	$0.09

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period.

Option grants	2007	2008	2009

Average risk-free rate of return	3.44%	1.56%	1.21%
Weighted average expected option life	2.72 years	2.39 years	2.75 years
Volatility rate	83%	63%	50%
Dividend yield	-	-	-

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

13.	SHAREHOLDER'S EQUITY - continued

(1)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company over a period comparable to the expected term of the options.

(2)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected term of the options.

(3)	Expected term

The expected term was estimated based on historical and other economic data trended into the future.

(4)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(5)	Exercise price

The exercise price of the options was determined by the Company's Board of Directors.

(6)	Fair value of underlying ordinary shares

The closing market price of the ordinary shares of the Company as of the grant date was used as the fair value of the ordinary shares on that date.

The weighted average per share fair value of options granted in each year was as follows:

	For the years ended December 31,
	2007	2008	2009

Stock options	$0.16	$0.03	$0.07

The total intrinsic value of options exercised during the year ended December 31, 2007, 2008 and 2009 was $343,645, $633 and $3,653,699  respectively.

The following table summarizes information with respect to stock options outstanding at December 31, 2009:

	Options outstanding				Options exercisable
		Weighted	Weighted			Weighted	Weighted
		average	average	Aggregate		average	average	Aggregate
	Number	exercise	remaining	intrinsic	Number	exercise	remaining	intrinsic
	outstanding	price	contractual life	value	exercisable	price	contractual life	value

Range of average exercise price
$0.00	4,659,760			1,431,711	4,659,760			1,431,711
$0.01	710,040			212,834	710,040			212,834
$0.05	65,680			17,060	65,680			17,060
$0.07	28,476,440			6,820,107	3,009,050			720,667
$0.09	3,200,000			711,700	300,000			66,675
$0.13	11,000,000			2,021,030	-			-
Total	48,111,920	$0.08	8.31 years	$11,214,442	8,744,530	$0.03	4.98 yeas	$2,448,947

The number of the option expected to vest was 39,367,390 with a weighted-average exercise price of $0.08 and weighted-average remaining contractual term of 7.42 years. The aggregate intrinsic value was $8,765,495 as of December 31, 2009.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

13.	SHAREHOLDER'S EQUITY - continued

A summary of the nonvested shares activity is as follows:

	Number of	Weight average
	Nonvested	grant-date
	shares outstanding	fair value

Nonvested shares outstanding at January 1, 2008	32,400,000	$0.16
Granted	104,600,000	$0.09
Forfeited	(3,150,000)	$0.17
Vested	(11,612,500)	$0.17
Nonvested shares outstanding at January 1, 2009	122,237,500	$0.10
Granted	52,400,000	$0.14
Forfeited	(7,202,500)	$0.14
Vested	(31,260,833)	$0.10
Nonvested shares outstanding at December 31, 2009	136,174,167	$0.11

The total intrinsic value of shares vested in the year of 2007, 2008 and 2009 was $65,250, $972,547 and $9,683,043 respectively.

The following table summarizes information with respect to nonvested shares outstanding at December 31, 2009:

	Nonvested share outstanding
		Aggregate
	Number	intrinsic
	outstanding	value

Grant date
February 14, 2007	3,077,500	953,256
June 26, 2007	630,000	195,142
November 12, 2007	3,100,000	960,225
September 16, 2008	280,000	86,730
October 20, 2008	826,667	256,060
December 19, 2008	75,900,000	23,510,025
February 3, 2009	32,000,000	9,912,000
April 1, 2009	7,520,000	2,329,320
July 10, 2009	12,400,000	3,840,900
July 15, 2009	440,000	136,290
Total	136,174,167	42,179,948

The Company recorded share-based compensation expenses of $2,550,318, $2,280,559 and $4,211,530 for the years ended  December 31, 2007, 2008 and 2009, respectively.  The amount of stock-based compensation currently estimated to be expensed from 2010 through 2013 related to unvested share-based payment awards at December 31, 2009 is $13,599,684.  This amount will be recognized as presented in the following table.

Year
2010	4,940,300
2011	4,337,789
2012	3,834,484
2013	487,111
Total	13,599,684

That cost is expected to be recognized over a weighted average period of 2.94 years.  To the extent the actual forfeiture rate is different from the Company's original estimate, share-based compensation related to these awards may require to be adjusted.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

14.	SEGMENT AND GEOGRAPHIC INFORMATION

Segment reporting

The Company currently operates in three principal operating segments: WVAS, mobile games and WIS.  The wireless value-added services are delivered through the 2.5G mobile networks, which comprise Wireless Application Protocol ("WAP") services and Multimedia Messaging Services ("MMS"), and through 2G technology platforms, which comprise Short Messaging Services ("SMS"), Interactive Voice Response services ("IVR"), and Color Ring Back Tones ("CRBT").  Mobile games services are delivered through online mobile games and downloadable mobile games.  Wireless internet services are delivered through the wireless internet portal Kong.net and other sites owned by the Company.  Business segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance.  The Company does not allocate any assets to its operating segments as management does not believe that allocating these assets is useful in evaluating these segments' performance.  Accordingly, the Company has not made disclosure of total assets by reportable segment.

	For the years ended December 31,
	2007	2008	2009

Revenues
WVAS	$70,178,828	86,911,720	98,237,473
Mobile games	2,835,868	7,743,291	27,296,600
WIS	1,002,248	2,034,673	5,764,150
	74,016,944	96,689,684	131,298,223
Sales tax
WVAS	(2,179,132)	(2,410,240)	(2,009,265)
Mobile games	(21,866)	(256,582)	(611,507)
WIS	(28,578)	(172,842)	(264,355)
	(2,229,576)	(2,839,664)	(2,885,127)
Net revenues
WVAS	67,999,696	84,501,480	96,228,208
Mobile games	2,814,002	7,486,709	26,685,093
WIS	973,670	1,861,831	5,499,795
	71,787,368	93,850,020	128,413,096
Cost of revenues
WVAS	(34,440,328)	(46,985,460)	(51,210,182)
Mobile games	(1,375,886)	(3,479,763)	(11,688,299)
WIS	(679,363)	(1,147,271)	(3,048,340)
	(36,495,577)	(51,612,494)	(65,946,821)
Gross profit
WVAS	33,559,368	37,516,020	45,018,026
Mobile games	1,438,116	4,006,946	14,996,794
WIS	294,307	714,560	2,451,455
	35,291,791	42,237,526	62,466,275
Operating expenses
Product development	(12,535,242)	(15,180,775)	(18,272,008)
Sales and marketing	(18,094,164)	(21,338,924)	(17,821,260)
General and administrative	(4,991,415)	(8,800,319)	(10,186,853)
Goodwill impairment loss	-	(21,623,279)	-
Total operating expenses	(35,620,821)	(66,943,297)	(46,280,121)
Income (loss) from operations	(329,030)	(24,705,771)	16,186,154

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

14.          SEGMENT AND GEOGRAPHIC INFORMATION - continued

Product lines

The Company derives revenues principally from providing value-added services, such as entertainment, communication services, personalized media, and various other related products to mobile phone users.  These services are delivered through 2.5G technology platforms including wireless access protocol ("WAP"), multimedia messaging services ("MMS") and Java TM and 2G technology platforms, including short messaging services ("SMS"), interactive voice response ("IVR") and color ring back tone ("CRBT").  Revenues for the years ended December 31, 2007, 2008 and 2009 are as follows:

	For the years ended December 31,
	2007	2008	2009
WVAS
2.5 Generation
- WAP	$10,554,166	$8,994,099	$11,368,392
- MMS	13,253,041	16,664,417	8,203,608
	23,807,207	25,658,516	19,572,000
2 Generation
- SMS	31,339,945	42,228,789	43,884,955
- IVR	10,047,862	10,312,722	19,477,883
- CRBT and others	4,983,814	8,711,693	15,302,635
	46,371,621	61,253,204	78,665,473
Mobile games	2,835,868	7,743,291	27,296,600
WIS	1,002,248	2,034,673	5,764,150
	$74,016,944	$96,689,684	$131,298,223

15.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share:

	For the years ended December 31,
	2007	2008	2009

Net income (loss) (numerator), basic and diluted	$2,831,744	$(20,660,292)	$12,583,381
Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income (loss) per share	1,423,156,120	1,424,581,293	1,385,201,479
Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed conversions of stock options, nonvested shares and warrant using the treasury stock method	7,754,301	-	152,569,572
Total weighted average shares used in computing diluted net income (loss) per share	1,430,910,421	1,424,581,293	1,537,771,051
Net income (loss) per share, basic	$0.00	$(0.01)	$0.01
Net income (loss) per share, diluted	$0.00	$(0.01)	$0.01

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

15.           NET INCOME PER SHARE- continued

The dilutive effects of the options, nonvested shares and warrant are calculated using the treasury stock method.  Under the treasury stock method, the proceeds from the assumed conversion of options, nonvested shares and warrant, which include the benefit of the compensation costs attributable to future services and not yet recognized, are used to repurchase outstanding ordinary shares using a yearly average market price.

The dilutive effect of the convertible senior note was calculated using if-converted method. Under the if-convertible method, the interest less income tax effects applicable to the convertible senior notes is added back to the numerator. The convertible note is assumed to have been converted at the beginning of the period and be included in the denominator.

For 2007, 2008 and 2009, the Company had the following securities outstanding which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income (loss) per share in 2007, 2008 and 2009 as their effects would have been antidilutive:

	For the years ended December 31,
	2007	2008	2009

Options and nonvested shares	82,346,060	137,452,493	-
Warrant	-	-	-
Convertible senior notes	-	-	76,000,000
16.	CONCENTRATIONS

i.	Dependence on Mobile Operator

The revenue of the Company is primarily derived from cooperative arrangements with the Mobile Operator in the PRC.  The major operators cooperated with the Company are China Mobile, China Unicom and China Telecom.  The Mobile Operator is entitled to a portion of the revenues earned primarily from the transmission of wireless short message and WAP as well as for the billing and collection of services.  If the strategic relationship with the Mobile Operator in the PRC is terminated or scaled-back, or if the Mobile Operator alters the revenue sharing arrangements, the Company's wireless value-added service business would be adversely affected.

Revenues collected through China Mobile for the years ended December 31, 2007, 2008 and 2009 are approximately $55,434,000, $72,491,974 and $102,036,332 representing75%, 75% and 78% of gross revenues, respectively.

Revenues collected through China Unicom for the years ended December 31, 2007, 2008 and 2009 are approximately $6,481,000, $12,260,778 and $14,795,156 representing 9%, 13% and 11% of gross revenues, respectively.

Revenues collected through China Telecom for the years ended December 31, 2007, 2008 and 2009 are approximately $7,793,000, $8,572,156 and $10,194,036 representing 11%, 9% and 8% of gross revenues, respectively.

Amounts due from China Mobile as of December 31, 2007, 2008 and 2009 amounted to approximately $10,067,000, $11,097,096 and $19,508,957 representing approximately 67%, 69% and 77% of accounts receivable, respectively.

Amounts due from China Unicom as of December 31, 2007, 2008 and 2009 amounted to approximately $2,511,000, $1,975,099 and $2,046,223 representing approximately 17%, 12% and 8% of accounts receivable, respectively.

Amounts due from China Telecom as of December 31, 2007, 2008 and 2009 amounted to approximately $1,401,000, $1,485,733 and $767,249 representing approximately 9%, 9% and 3% of accounts receivable, respectively.

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

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

17.	PRC CONTRIBUTION PLAN AND PROFIT APPROPRIATION

The employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Company accrue these benefits based on certain percentages of the employees' salaries.  The total provision for such employee benefit was $2,121,914, $2,830,064 and $3,143,592 for the years ended December 31, 2007, 2008 and 2009, respectively.

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises and local enterprises, the Company's subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company.

For foreign enterprises, these reserve funds include (i) a statutory surplus reserve fund and (ii) a general surplus reserve fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriations are at the Company's discretion.  These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and bonus and are not distributable as cash dividends.

As of December 31, 2008 and 2009, the total statutory reserve amounted to $7,392,442and $8,600,893, respectively.

18.	COMMITMENT AND CONTINGENCY

i	Operating lease as lessee

The Company leases certain office premises under non-cancelable leases which expire in 2009. Rental expenses under operating leases for the years ended December  31, 2007, 2008 and 2009 were $1,399,781, $1,773,753 and $1,808,401 respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Year ending
2010	$1,181,087

ii	Purchase obligations

The Company entered into a series of agreements with content providers to develop wireless value-added services and wireless internet services.  The future minimum purchase obligations payments under non-cancelable purchase agreements were approximately as follows:

Year ending
2010	$1,126,300
2011	$344,853
$1,471,153

iii	Sales tax

The subsidiaries and VIEs incorporated in the PRC are subject to the sales tax at rates of 3% to 8% on PRC taxable revenues, as defined by the related tax rules and regulations.  When determining the PRC taxable revenues for sales tax purpose, the subsidiaries and VIEs adopted a "net" basis, i.e. deducting profit sharing with content providers from revenues.  However, as the deductible items for sales tax purposes are not clearly defined, the Company would be subject to additional sales tax if the net basis used by the Company was determined inappropriate for the computation of sales tax.  Additional business tax amounting to $1,584,273 could arise had the gross revenue been used for sales tax calculations as of December 31, 2009.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

19.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations restrict the payments of dividends by the Company's PRC subsidiaries and variable interest entities from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  As presented in note 17, general reserve requires annual appropriations of 10% of after-tax profit should be set aside prior to the payment of dividends.  As a result of these PRC laws and regulations, the Company's PRC subsidiaries and variable interest entities are restricted in their ability to transfer a portion of their net assets to the Company.  As of December 31, 2008 and 2009, the amounts of restricted net assets were approximately $37,705,590 and $44,429,831, respectively.

20.	SUBSEQUENT EVENTS

On January 14, 2010, KongZhong obtained the control over Shanghai Dacheng Network Technology Co., Ltd. (“Dacheng”), a leading developer of three-dimensional (3D) massively multi-player online role-playing games (MMORPGs), though a series of agreements entered with Dacheng and its shareholders. The results of operation from the acquisition date have been included in the Company’s consolidated financial statements thereon. The total consideration is comprised of the following.

First Payment.  On January 14, 2010, $33.7 million was paid to the selling shareholders of Dacheng, of which $9.58 million was paid in cash and $24.12 million was settled in 42.76 million of the Company’s ordinary shares (equivalent to 1.07 million ADS), calculated based upon the average closing price of the Company’s ADSs over a 30-day period prior to December 15, 2010.

Second Contingent Payment.  If Dacheng’s net profit after tax as calculated under US GAAP (NPAT) for the first six months of 2010 exceeds $5.0 million, then a payment of $5.45 million in cash and $10.42 million worth of the Company’s ordinary shares will be paid to the shareholders of Dacheng.

Final Contingent Payment and Total Consideration.  The total consideration for the acquisition of Dacheng will be no greater than $80 million and determined based on Dacheng’s NPAT for the entire 2010.  If Dacheng’s NPAT for 2010 equals or exceeds $6.5 million, a multiple of 8 will be applied to Dacheng’s NPAT for 2010 to arrive at the total consideration.  If Dacheng’s NPAT for 2010 is less than $6.5 million, then a multiple of 5 will be applied to Dacheng’s NPAT for 2010 to arrive at the total consideration.  The final payment to Dachang’s shareholders will be equal to the total consideration as calculated in the foregoing manner less the first and second payments.  For most of the selling shareholders of Dacheng, 50% of the final contingent payment will be made in cash and the other 50% in the Company’s ordinary shares.

Total consideration:

Cash paid	9,577,600
Ordinary shares issued	14,545,600
Fair value of contingent consideration	51,049,269
Total	$75,172,469

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

20.          SUBSEQUENT EVENTS - continued

The preliminary purchase price was preliminarily allocated as follows:

Tangible assets acquired (including cash of $2,127,781)	$4,258,638
Acquired intangible assets
Software	12,703,411
Liabilities assumed	(4,810,101)
Deferred tax liability	(3,175,853)
Goodwill	66,196,374
Total	$75,172,469

On February 23, 2010 the Company acquired the 100% equity interest of Shenzhen Zhidaxuntong Technology Co., Ltd., ("Zhida"), a technology developer for mobile device software platforms, for a cash consideration of RMB 8 million (equivalent to $1.2 million). The results of operation from the acquisition date have been included in the Company’s consolidated financial statements thereon. The preliminary purchase price was preliminarily allocated as follows:

Tangible assets acquired (including cash of $18,011)	$21,939
Acquired intangible assets
Completed product technology	66,866
Employment contract	351,540
Liabilities assumed	-
Deferred tax liability	(104,602)
Goodwill	836,058
Total	$1,171,801

On April 21, 2010, the State Administration of Taxation issued Circular 157 Further Clarification on Implementation of Preferential EIT Rate during Transition Periods ("Circular 157"). Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. Prior to Circular 157, the Company interpreted the law to mean that if an entity was in a period where it was entitled to a 50% reduction in its tax rate and was also entitled to a 15% tax rate due to its "high and new technology enterprises" status under the New EIT Law,  then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at either 15% or 50% of its standard PRC tax rate. The effect of Circular 157 is retrospective and would apply to 2008 and 2009.

The Company is evaluating the impact of Circular 157 on the results or financial position of the Company and does not believe that it will have a significant impact based on the Company’s preliminary evaluation.

KONGZHONG CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In US dollars)

	As of December 31,
	2008	2009
Current assets`
Cash and cash equivalents	$22,183,459	$13,304,462
Intercompany accounts receivable	30,222	164,479
Prepaid expenses and other current assets	12,484	-
Total current assets	22,226,165	13,468,941
Investments in subsidiaries and variable interest entities and long-term investments	145,387,343	176,245,967
Total assets	$167,613,508	$189,714,908
Liabilities and shareholders' equity

Current liabilities
Accrued expenses and other current liabilities	904,755	1,823,076
Intercompany accounts payable	6,020,535	11,850,135
Convertible notes, net of discount due to beneficial conversion feature	-	3,000,966
Total liabilities	$6,925,290	$16,674,177
Ordinary shares ($0.0000005 par value; 1,000,000,000,000 shares authorized, 1,434,232,520 and 1,409,396,360 shares issued and outstanding in 2008 and 2009, respectively)	717	705
Additional paid-in capital	86,250,897	83,862,222
Shares issuable in connection with acquisition	-	1,325,917
Warrant	-	677,332
Accumulated other comprehensive income	23,115,698	23,270,268
Retained earnings	51,320,906	63,904,287
Total shareholders' equity	160,688,218	173,040,731
Total liabilities and shareholders' equity	$167,613,508	$189,714,908

KONGZHONG CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In US dollars)

	For the years ended December 31,
	2007	2008	2009

Revenues	-	-	-
Sales tax	-	-	-
Cost of revenues	-	-	-
Gross profit	-	-	-
Operating expenses
Product development	(1,480,075)	(1,243,520)	(2,380,464)
Selling and marketing	(706,385)	(1,826,646)	(433,620)
General and administrative	(623,471)	(23,628,913)	(2,067,095)
Total operating expenses	$(2,809,931)	$(26,699,079)	$(4,881,179)
Loss from operations	$(2,809,931)	$(26,699,079)	$(4,881,179)
Interest income	1,373,702	446,882	177,234
Interest expense for convertible senior notes	-	-	(725,910)
Loss from impairment of cost method investment	207,631	-	(1,500,000)
Equity in earnings of subsidiaries and variable interest entities	4,060,342	5,591,905	19,513,236
Net income (loss) before income taxes	$2,831,744	$(20,660,292)	$12,583,381
Income taxes expense	-	-	-
Net income (loss)	$2,831,744	$(20,660,292)	$12,583,381

KONGZHONG CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In US dollars)

						Accumulated
			Additional	Shares issuable		other		Total
	Ordinary shares		paid-in	in connection		comprehensive	Retained	shareholders'	Comprehensive
	Shares	Amount	capital	with acquisitions	Warrant	income	earnings	equity	income/(loss)

Balance as of January 1, 2006	1,423,156,120	$711	$82,027,122	$-	$-	$4,599,695	$69,149,454	$155,776,982
share-based compensation			152,178					152,178
Share-based compensation recognized			2,550,318					2,550,318
Foreign currency translation adjustments						9,164,544		9,164,544	$9,164,544
Net loss							2,831,744	2,831,744	2,831,744
Balance as of December 31, 2007	1,423,156,120	$711	$84,729,618	$-	$-	$13,764,239	$71,981,198	$170,475,766	$11,996,288
Repurchase of ordinary shares	(8,923,600)	(4)	(760,208)	-	-	-	-	(760,212)
Issuance of ordinary shares for share-based compensation	20,000,000	10	928	-	-	-	-	938
Share-based compensation recognized	-		2,280,559	-	-	-	-	2,280,559
Provision for statutory reserve	-	-	-	-	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	9,351,459	-	9,351,459	$9,351,459
Net loss	-	-	-	-	-	-	(20,660,292)	(20,660,292)	(20,660,292)
Balance as of December 31, 2008	1,434,232,520	$717	$86,250,897	$-	$-	$23,115,698	$51,320,906	$160,688,218	$(11,308,833)
Repurchase of ordinary shares	(65,836,160)	(33)	(11,108,006)	-	-	-	-	(11,108,039)
Issuance of ordinary shares for share-based compensation	40,000,000	20	466,870	-	-	-	-	466,890
Issuance of ordinary shares for acquisitions	1,000,000	1	373,000	-	-	-	-	373,001
Shares issuable in connection with acquisition	-	-	-	1,325,917	-	-	-	1,325,917
Beneficial conversion feature of convertible senior note	-	-	3,667,931	-	-	-	-	3,667,931
Issuance of warrant in relation to convertible senior notes	-	-	-	-	677,332	-	-	677,332
Share-based compensation recognized	-		4,211,530	-	-	-	-	4,211,530
Foreign currency translation adjustments	-	-	-	-	-	154,570	-	154,570	$154,570
Net income	-	-	-	-	-	-	12,583,381	12,583,381	12,583,381
Balance as of December 31, 2009	1,409,396,360	$705	$83,862,222	$1,325,917	$677,332	$23,270,268	$63,904,287	$173,040,731	$12,737,951

KONGZHONG CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In US dollars)

	For the years ended December 31,
	2007	2008	2009

Net cash (used in) provided by operating activities	$(789,487)	$(983,142)	$62,766

Net cash used in investing activities	(17,000,000)	(1,500,000)	(5,056,014)

Net cash provided by (used in) financing activities	152,178	(759,274)	(3,885,749)

Net decrease in cash and cash equivalents	(17,637,309)	(3,242,416)	(8,878,997)

Cash and cash equivalents, beginning of year	43,063,184	25,425,875	22,183,459

Cash and cash equivalents, end of year	$25,425,875	$22,183,459	$13,304,462

KONGZHONG CORPORATION

NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

1.           Basis for preparation

The condensed financial information of KongZhong Corporation ("KongZhong") has been prepared using the same accounting policies as set out in KongZhong’s consolidated financial statements, except that KongZhong used the equity method to account for investments in its subsidiaries and variable interest entities.

2.           Investments in subsidiaries and variable interest entities

KongZhong and its subsidiaries and variable interest entities are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of KongZhong’s stand-alone financial statements, its investments in subsidiaries and variable interest entities are reported using the equity method of accounting. KongZhong’s share of income and losses from its subsidiaries and variable interest entities is reported as earnings from subsidiaries and variable interest entities in the accompanying condensed financial information of KongZhong.

3.           Income taxes

KongZhong is incorporated under the laws of the Cayman Islands.  It is not subject to tax on either income or capital gain.