Form 20-F
period 2010-12-31
KONGZHONG CORP
filed 2011-06-27
CIK 1285137

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 000-50826

KONGZHONG CORPORATION
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Cayman Islands	35th Floor, Tengda Plaza No. 168 Xizhimenwai Street Beijing, China 100044
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Jay Chang Telephone: (+86-10) 8857-6000 Fax: (+86-10) 8857-5891 Email: ir@kongzhong.com 35th Floor, Tengda Plaza No. 168 Xizhimenwai Street Beijing, China 100044 The People’s Republic of China
(Name, Telephone, E-mail and /or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2010, 1,510,906,573 ordinary shares, par value US$0.0000005 per share, were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.          Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.          Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such forward-looking statements include, without limitation, statements that are not historical facts relating to:

•	our ability to successfully execute our business strategies and plans;

•	our financial performance and business operations;

•	our development and capital expenditure plans;

•	the expected benefit and future prospects of our strategic alliances and acquisitions, and our ability to cooperate with our alliance partners or integrate acquired businesses;

•	management estimations with respect to revenues from our wireless value-added services, or WVAS, mobile games, and Internet games businesses;

•	the development of our latest product offerings, including, but not limited to, offerings in our WVAS, mobile games and Internet games businesses;

•	our ability to license quality Internet games from the PRC and overseas Internet game developers that complement our internally-developed Internet games;

•	the development of the regulatory environment and changes in the policies or guidelines of the telecommunications operators in the People’s Republic of China, or the PRC;

•	the state of our relationship with telecommunications operators in the PRC;

•	our dependence on the substance and timing of the billing systems of the telecommunications operators in the PRC for our performance; and

•	competitive pressures and future growth in the WVAS, mobile games, telecommunications, Internet games and related industries in the PRC.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3 — Key Information — Risk Factors” and the following:

•	any changes in our relationship with telecommunications operators in the PRC;

•	the effects of competition on the demand for or the price of our products or services;

•	any changes in customer demand or usage preference for our products or services;

•	any changes in the telecommunications operators’ systems for billing users of our WVAS or mobile games or remitting payments to us;

-ii-

•	any changes in technologies related to telecommunications, WVAS, mobile games or Internet games or applications based on such technologies;

•	any changes in our relationships with our Internet games licensors whose games we have the rights to operate in the PRC or other markets.

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

•
any changes in the regulatory regime or the policies for the Internet games industry in the PRC, including changes in the structure, functions or policies of the regulators, which include the MIIT, the State Administration for Industry and Commerce, or the SAIC, the Ministry of Culture, or the MOC, the General Administration of Press and Publication, or the GAPP, and the State Administration of Radio, Film and Television, or the SARFT, and the Ministry of Public Security, or the MPS;

•
any changes in political, economic, legal or social conditions in the PRC, including the PRC government’s specific policies with respect to foreign investment and entry by foreign companies into the telecommunications, WVAS, mobile games or Internet games market, economic growth, inflation, foreign exchange or the availability of credit; and

•	changes in population growth or gross domestic product, or GDP, growth or the impact of those changes on the demand for our products or services.

We do not intend to update or otherwise revise the forward-looking statements in this annual report, whether as a result of new information, future events or otherwise. Due to these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this annual report might not occur in the way we expect, or at all. Accordingly, you should not place undue reliance on any forward-looking information. All forward-looking statements contained in this annual report are qualified by reference to the cautionary statements set out in this section.

-iii-

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements, the notes thereto and “Item 5 — Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 set forth below are derived from our audited consolidated financial statements and the notes thereto, which are included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and the historical consolidated balance sheet data as of December 31, 2006, 2007 and 2008 set forth below are derived from our audited consolidated financial statements and the notes thereto, which are not included in this annual report.

Our audited consolidated financial statements have been prepared and presented in accordance with the generally accepted accounting principles in the United States, or U.S. GAAP.

Consolidated statements of	For the year ended December 31,
operations data	2006		2007		2008		2009		2010
	(in thousands of U.S. dollars, except shares and per share data)
Revenues	US$	106,769.2	US$	74,016.9	US$	96,689.7	US$	131,298.2	US$	149,583.4
WVAS (1)		104,263.2		71,181.0		88,946.4		104,001.6		83,280.3
Mobile games		2,506.0		2,835.9		7,743.3		27,296.6		49,171.5
Internet Games		—		—		—		—		17,131.6
Sales tax (2)		(2,406.0)		(2,229.6)		(2,839.6)		(2,885.1)		(3,209.0)
WVAS		(2,406.0)		(2,207.7)		(2,583.0)		(2,273.6)		(1,584.4)
Mobile games		—		(21.9)		(256.6)		(611.5)		(925.1)
Internet Games		—		—		—		—		(699.5)
Net revenues		104,363.2		71,787.3		93,850.1		128,413.1		146,374.4
WVAS		101,857.2		68,973.3		86,363.4		101,728.0		81,695.9
Mobile games		2,506.0		2,814.0		7,486.7		26,685.1		48,246.4
Internet Games		—		—		—		—		16,432.1
Cost of revenues		(47,665.4)		(36,495.6)		(51,612.5)		(65,946.8)		(80,238.6)
WVAS		(46,399.4)		(35,119.7)		(48,132.7)		(54,258.5)		(48,329.5)
Mobile games		(1,266.0)		(1,375.9)		(3,479.8)		(11,688.3)		(29,570.8)
Internet Games		—		—		—		—		(2,338.3)
Gross profit		56,697.8		35,291.7		42,237.6		62,466.3		66,135.8
Operating expenses:
Product development		(12,026.2)		(12,535.2)		(15,180.8)		(18,272.0)		(23,964.7)
Selling and marketing		(16,755.2)		(18,094.2)		(21,338.9)		(17,821.2)		(18,975.6)
General and administrative		(6,699.2)		(4,991.4)		(8,800.4)		(10,186.9)		(10,481.8)
Goodwill and intangible assets impairment loss		—		—		(21,623.3)		—		(8,728.9)
Total operating expenses		(35,480.6)		(35,620.8)		(66,943.4)		(46,280.1)		(62,151.0)
Change in fair value of contingent consideration for business acquisition		—		—		—		—		10,894.5

Government subsidy		—		—		—		—		337.7
(Loss) income from operation		(21,217.2)		(329.1)		(24,705.8)		16,186.2		15,217.0
Other (expenses) income, net		(49.1)		—		—		—		—
Interest income		3,866.9		3,810.0		4,897.4		3,114.3		2,342.8

Consolidated statements of	For the year ended December 31,
operations data	2006		2007		2008		2009		2010
	(in thousands of U.S. dollars, except shares and per share data)
Interest expense for convertible senior notes		—		—		—		(426.1)		(474.3)
Non-cash interest for convertible senior notes		—		—		—		(299.8)		(585.6)
Loss from impairment of cost method investment		—		—		—		(1,500.0)		(1,509.9)
Gain on sales of investment		1,240.8		207.6		—		206.9		883.2
Net income (loss) before income taxes		26,275.8		3,688.5		(19,808.4)		17,281.5		15,873.2
Income tax expense		(1,584.2)		(856.8)		(851.9)		(4,698.1)		(3,950.0)
Net income (loss)	US$	24,691.6	US$	2,831.7	US$	(20,660.3)		12,583.4		11,923.2
Net income (loss) per share:
Basic	US$	0.02	US$	0.00	US$	(0.01)	US$	0.01	US$	0.01
Diluted	US$	0.02	US$	0.00	US$	(0.01)	US$	0.01	US$	0.01
Weighted average shares used in calculating net income per share:
Basic		1,399,872,743		1,423,156,120		1,424,581,293		1,385,201,479		1,466,947,693
Diluted (3)		1,418,252,296		1,430,910,421		1,424,581,293		1,537,771,051		1,547,870,678

(1)
We combined our wireless Internet services, or WIS, business into our WVAS business in 2010. The segment reporting information of the WIS business in 2008 and 2009 has been combined into that of WVAS for the two periods retrospectively to reflect the change in operating segements for all the periods presented.

(2)
Prior to October 1, 2009, we presented sales tax on a gross basis (included in revenues and general and administrative expenses). Since October 1, 2009, we have presented sales tax on a net basis (excluded from net revenues) in order to provide better comparability of our financial statements to those of our peer companies. We have applied this change in accounting principles retrospectively to all prior periods presented.

(3)
As of December 31, 2008, 2009 and 2010, we had 137,452,493, 76,000,000 and 76,000,000 ordinary share equivalents, respectively, outstanding that could potentially dilute income per share in the future, but that were excluded in the computation of diluted income per share in the periods as their effect would have been anti-dilutive.

	As of December 31,
Consolidated balance sheet data	2006		2007		2008		2009		2010

Cash and cash equivalents	US$	131,402.0	US$	122,342.7	US$	136,054.3	US$	139,289.5	US$	157,170.8
Short-term investment		—		—		—		100.6		20.3
Accounts receivable, net		11,568.6		14,992.9		16,196.0		25,276.8		21,794.0
Property and equipment, net		3,100.8		4,498.1		3,369.3		3,116.0		3,738.6
Acquired intangible assets, net		1,997.6		1,266.3		673.4		2,284.9		4,452.7
Long-term investment		—		—		2,963.0		1,464.5		—
Goodwill		15,835.9		34,918.7		15,683.1		23,042.3		87,705.7
Total assets		166,741.0		181,891.9		178,852.4		200,078.6		281,445.3
Total current liabilities		10,821.5		11,293.1		18,108.7		23,565.3		63,474.7
Convertible note payable		—		—		—		3,001.0		3,552.7
Total shareholders’ equity		155,777.0		170,475.8		160,688.2		173,040.7		213,940.4
Total liabilities and shareholders’ equity		166,741.0		181,891.9		178,852.4		200,078.6		281,445.3

	For the year ended December 31,
Consolidated cash flow data	2006		2007		2008		2009		2010
	(in thousands of U.S. dollars)
Net cash (used in) provided by:
Operating activities	US$	28,010.2	US$	3,315.3	US$	12,521.5	US$	15,289.1	US$	26,013.6
Investing activities		(17,916.5)		(18,720.1)		(4,811.9)		(8,282.6)		(10,314.9)
Financing activities		2,190.3		152.2		(759.3)		(3,865.7)		(776.5)

Exchange Rate Information

We present our consolidated financial statements in U.S. dollars. In addition, this annual report contains translations of certain Renminbi amounts to U.S. dollar amounts for transactions denominated in Renminbi. Unless otherwise specified or indicated by context, the translations of Renminbi amounts into U.S. dollar amounts have been made at the rate of RMB6.6229= US$1.00, the base exchange rate set by the People’s Bank of China, China’s central bank, at 0:00 a.m., Beijing time, on December 31, 2010. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 2 to our financial statements.

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

The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.4700 = US$1.00 on June 17, 2011 The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each of the periods shown:

	Noon Buying Rate RMB per US$1.00
Period	High	Low
November 2010	6.6892	6.6330
December 2010	6.6745	6.6000
January 2011	6.6364	6.5809
February 2011	6.5965	6.5520
March 2011	6.5743	6.5483
April 2011	6.5477	6.4900
May 2011	6.5073	6.4786
June 2011 (through June 17, 2011)	6.4824	6.4700

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2006, 2007, 2008, 2009, 2010 and 2011 (through June 17, 2011), calculated by averaging the noon buying rates on the last day of each month of the periods shown:

Period	Average Noon Buying Rate RMB per US$1.00

2006	7.9579
2007	7.5806
2008	6.9193
2009	6.8295
2010	6.7696
2011 (through June 17, 2011)	6.5431

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider carefully all of the information in this annual report, including the risks and uncertainties described below. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In such, the trading price of our ADSs could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We depend on China Mobile and other PRC telecommunications operators for a majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators could result in severe disruptions to our business operations and the loss of the majority of our revenues.

We derive a majority of our revenues from the provision of WVAS and mobile games through the networks of the PRC telecommunications operators. We rely primarily on the networks of China Mobile Limited, or China Mobile, to deliver our products and services. In 2009 and 2010, we derived approximately 78% and 72%, respectively, of our total revenues from our cooperation arrangements with China Mobile. In the same years, we derived approximately 71% and 98%, respectively, of our WVAS and mobile games revenues from our cooperation arrangements with China Mobile. The remainder of our WVAS and mobile games revenues is derived from cooperation arrangements with China United Telecommunications Corporation, or China Unicom (which acquired China Network Communications Group Corporation, or China Netcom, in October 2008), and China Telecommunications Corporation, or China Telecom.

Through Beijing AirInbox Information Technologies Co., Ltd., or Beijing AirInbox, Beijing Boya Wuji Technologies Co., Ltd., or Beijing Boya Wuji, Beijing Wireless Interactive Network Technologies Co., Ltd., or Beijing WINT, Beijing Chengxitong Information Technology Co., Ltd., or Beijing Chengxitong, Beijing Xinrui Technology Co., Ltd., or BJXR, Shanghai Mailifang Communications Ltd., or Mailifang, and Xiamen Xinreli Technology Co., Ltd., or Xinreli, as the case may be, we have entered into a series of cooperation agreements with China Mobile and other PRC telecommunications operators and their provincial subsidiaries to provide WVAS and mobile games through the networks of these telecommunications operators. Pursuant to our agreements with these telecommunications operators, the telecommunications operators bill and collect fees from mobile phone users for the WVAS and mobile games we provide. Our agreements with the telecommunications operators are generally for terms of one year or less, and are typically not renewed automatically. Therefore, we usually renew these agreements or enter into new agreements when the prior agreements expire, but on occasion the actual renewals, or entering into, of new contracts could be delayed for one month or more. Any inability to renew these contracts or enter into new contracts could severely disrupt our business and operations and materially reduce our revenues and profitability.

Furthermore, telecommunications operators may discontinue the use of external WVAS providers such as our company. If any of the PRC telecommunications operators ceases to cooperate with us, it is unlikely that such operator’s customers will continue to use our services. In particular, if China Mobile ceases to cooperate with us, it is unlikely that we will be able to build up sufficient new customers through the networks of other PRC telecommunications operators to develop a customer base comparable to that which we have developed through China Mobile. Due to our reliance on China Mobile and other PRC telecommunications operators to deliver our WVAS and mobile games to our customers, any loss or deterioration of our relationship with China Mobile or other PRC telecommunications operators could result in severe disruptions to our business operations, the loss of the majority of our revenues and have a material adverse effect on our financial condition and results of operations.

The termination or alteration of our cooperation agreements with China Mobile or other PRC telecommunications operators could materially harm our business and have a material adverse effect on our financial condition and results of operations.

Our negotiating leverage with China Mobile and other PRC telecommunications operators is limited because China Mobile and other PRC telecommunications operators operate the telecommunications networks through which we deliver our products and services to mobile phone users. Our revenues and profitability could be materially reduced if China Mobile or other PRC telecommunications operators decided to change the terms of their cooperation agreements with us, such as by increasing their transmission or service fees, or if they fail to comply with the terms of these agreements.

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

Moreover, China Mobile began in 2009 to relocate the operations for certain WVAS and mobile games services to facilities of its provincial subsidiaries. For example, in mid-2009, China Mobile shifted the majority of the operations for its mobile games services (covering 31 provinces) from its Beijing headquarters to a subsidiary in Jiangsu province. Other services, including mobile books, mobile payments and mobile animation, have experienced similar relocations in 2009. As part of these relocations, we were required to alter our cooperation agreements with China Mobile. Given these ongoing changes, we cannot assure you that China Mobile will not seek to terminate or materially alter our cooperation agreements with its provincial subsidiaries as a result of such relocations in the future.

Due to our dependence on our relationship with China Mobile and other PRC telecommunications operators, any termination or material alteration of our cooperation agreements with China Mobile or other PRC telecommunications operators could severely disrupt our business and operations and have a material adverse effect on our financial condition and results of operations.

Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us could result in lower revenues or additional costs for us and materially and adversely affect our business, financial condition and results of operations.

China Mobile or other PRC telecommunications operators may, from time to time, issue policies or guidelines, requesting or stating their preferences for certain actions to be taken by all WVAS providers using their networks. Due to our reliance on China Mobile and other PRC telecommunications operators, a significant change in their policies or guidelines could cause our revenues to decrease or operating costs to increase. We cannot assure you that our financial condition and results of operations will not be materially and adversely affected by policy or guideline changes by China Mobile or other PRC telecommunications operators.

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

Competition with services offered by China Mobile and other PRC telecommunications operators could lower our revenues and have a material adverse effect on our business, financial condition, results of operations and prospects.

We face competition from WVAS offered by PRC telecommunications operators. For example, China Mobile has been developing and marketing its own multimedia messaging service, or MMS, and WAP products that compete with our services, including its Monternet™ wireless portal, which competes with our wireless site Kong.net. The PRC telecommunications operators may launch additional competing services in the future. Similar to our practice, China Mobile and other PRC telecommunications operators have entered into cooperation agreements with mobile handset manufacturers to pre-load their icons and codes on new handsets to make it easier for handset users to access and subscribe to the WVAS provided by China Mobile and other telecommunications operators. Furthermore, in the past, China Mobile entered into strategic alliances with selected handset manufacturers pursuant to which it embedded menus in their handsets for all the best-selling products on China Mobile’s Monternet™ wireless portal, including certain of our products. However, beginning in May 2007, China Mobile has promoted only its own WVAS products in these menus and not ours or those of other third party WVAS providers. In addition, China Mobile and other PRC telecommunications operators may view our own wireless Internet sites, Kong.net and Ko.cn, as being in direct competition with their Internet sites. The competing services offered by China Mobile and other PRC telecommunications operators may decrease our market share and result in a material decrease in our revenues, or harm our relationship with China Mobile and other PRC telecommunications operators, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

Our dependence on the billing systems and records of the telecommunications operators and their subsidiaries may require us to estimate portions of our reported revenues and cost of revenues for WVAS and mobile games, which may require subsequent significant adjustments to our financial statements.

As we do not bill our WVAS and mobile games customers directly, we depend on the billing systems and records of the telecommunications operators to record the volume of our WVAS and mobile games provided, bill our customers, collect payments and remit to us our portion of the revenues. We record revenues based on monthly statements from the telecommunications operators confirming the value of our services that the telecommunications operators billed to customers during the month. Due to our past experience with the timing of receipt of the monthly statements from the operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues and cost of revenues for which we will not have received monthly statements. In such an instance, our internal estimates would be based on our own internal data of expected revenues and related fees from services provided. As a result of reliance on our internal estimates, we may overstate or understate our revenues and cost of revenues for the relevant reporting period, and may be required to make adjustments in our financial reports when we actually receive the telecommunications operators’ monthly statements for such period. We endeavor to reduce the discrepancy between our revenue estimates and the revenues calculated by the telecommunications operators and their subsidiaries; however, we cannot assure you that these efforts will be successful. Moreover, to the extent that the telecommunications operators require longer periods of time to send us monthly statements, we may be required to increase our reliance on our internal estimates when preparing our financial statements. If we are required to make adjustments to our quarterly financial statements in subsequent quarters, it could materially and adversely affect market sentiment toward us, and the trading price of our ADSs could decline significantly. In addition, we generally do not have the ability to independently verify or challenge the accuracy of the billing systems of the telecommunications operators. We cannot assure you that any negotiations between us and telecommunications operators to reconcile billing discrepancies will be resolved in our favor or that our financial condition and results of operations will not be materially and adversely affected as a result. See “Item 5 — Operating and Financial Review and Prospects — Critical Accounting Policies — Revenue Recognition.”

Our business and growth prospects would be severely disrupted if we lose the services of our key personnel, and we may not be able to grow effectively if we cannot attract and retain skilled management.

Our future success depends heavily upon the continued service of our key executives. In particular, we rely on the expertise and experience of Leilei Wang, the Chairman of our Board of Directors and our Chief Executive Officer, in our business operations, and on his personal relationships with the regulatory authorities, our clients, our suppliers, the telecommunications operators and our operating companies, Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng. If Mr. Wang becomes unable or unwilling to continue in his present positions, or if he joins a competitor or forms a competing company in contravention of his employment agreement, we may not be able to replace him easily, our business would be significantly disrupted and our financial condition, results of operations and prospects would be materially and adversely affected.

During the first half of 2011, there have been certain media reports regarding Mr. Wang’s personal situation. As a PRC citizen, Mr. Wang is subject to the laws of, and related practices in, the PRC. During the conference call relating to our company’s first quarter 2011 results on May 25, 2011, Mr. Wang stated that he was not at liberty under the applicable PRC laws and related practices to discuss any of the matters being reported in the media. In addition, Mr. Wang stated that he has maintained and continues to execute his role as the Chairman of our Board of Directors and our Chief Executive Officer. Any inability on the part of Mr. Wang to execute his role as the Chairman of our Board of Directors and our Chief Executive Officer would have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the incentives to attract and retain employees, in particular skilled management personnel, provided by our equity incentive plans may not be as effective as in the past, in light of the volatility of market conditions and the price of our ADSs in recent months and years. Competition among companies in the PRC Internet industry for skilled and experienced personnel may also result in our having to incur increased compensation costs. If we do not succeed in attracting skilled management personnel or retaining or motivating existing management personnel, we may be unable to manage or develop our business effectively.

Any damage to our reputation could have a material adverse effect on our business and prospects, as well as our financial condition and results of operations

We are vulnerable to adverse market perception regarding our company, our products and services, our personnel and other aspects of our business. Furthermore, we are exposed to the risk that litigation, employee misconduct, operational failures, senior personnel changes, customer complaints, outcome of regulatory investigations or other proceedings, and negative publicity generally, among other things, whether or not with merit, could severely damage our reputation. In particular, negative publicity could be based, for example, on allegations that we have failed to comply with applicable regulatory requirements or could result from loss of customer or confidential data, misconduct by employees (including senior management), dissatisfied customers, decline in operating performance or actions by regulatory authorities. Any damage to our reputation could materially and adversely affect our business and prospects, as well as our financial condition and results of operations.

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

Beginning in May 2007, China Mobile has promoted only its own WVAS products in the embedded menus of those handsets with whose manufacturers China Mobile has entered into strategic alliances. We cannot assure you that China Mobile or other telecommunications operators will not take other steps to limit or halt our use of mobile handsets as a distribution channel. Any further actions by the telecommunications operators or the MIIT to limit or halt our use of mobile handsets as a distribution channel could materially reduce our revenues, profitability and future growth.

We recently entered into the Internet games business, and our ability to succeed in the PRC Internet games market is subject to many challenges and uncertainties.

We entered into the Internet games business with our acquisition of Shanghai Dacheng Network Technology Co., Ltd., or Dacheng, in 2010. Our ability to succeed in the PRC Internet games market is subject to many challenges, such as our ability to develop or license popular games. In particular, new Internet games are regularly introduced in the PRC, but only a relatively small number of high-quality, popular games account for a significant portion of the PRC Internet games market. Moreover, it is difficult to predict prior to the introduction of an Internet game whether such game would be well received by PRC game players. Accordingly, any negative development relating to our Internet games could materially and adversely affect our business, financial condition, results of operations and prospects. Potential negative developments include:

•	our failure to make quality upgrades, expansion packs, enhancements or improvements to our Internet games in a timely manner;

•	our failure to avoid, or detect and correct, defects in our Internet games in a timely manner;

•
any reduction in our server capacity for any reason, including our failure to adequately project our future server needs and make advanced purchases of servers to accommodate the expected increase in the number of game players;

•	any reduction in or failure to grow our game, player base, or any decrease in the popularity of our Internet games in the market due to intensifying competition or other factors;

•	any failure to license quality Internet games from other Internet game developers that complement our internally-developed Internet games;

•	any failure to properly tailor any foreign games we have licensed for PRC game players;

•	a decrease in the number of Internet cafes through which a substantial number of players access our Internet games;

•	any decrease in or failure to grow the amount of revenues generated from our Internet games;

•	any failure in our Internet games billing system, which we rely on for revenue recognition and tracking of the consumption patterns of game players; or

•	any breach of game-related software security or prolonged server interruption due to network failures or hacking activities.

We plan to invest a significant amount of financial and personnel resources in developing, launching and operating our own Internet games, as well as launching and operating licensed Internet games. The success of our new Internet games will largely depend on our ability to anticipate and effectively respond to changing consumer tastes and preferences and technological advances in a timely manner. We will need to do this both to replace our existing Internet games as they reach the end of their useful economic lives, which we believe are typically one to three years, and to meet our growth strategy of operating a larger number of Internet games to increase our overall player base, as well as our revenues. However, we cannot assure you that the games we develop or license will be launched as scheduled, viewed by the regulatory authorities as complying with content restrictions, attractive to players, able to compete with games operated by our competitors or commercially successful. Furthermore, developing distribution and marketing channels, such as online media and Internet cafes, could require substantial up-front expenditures. We may not be able to recover such costs if our Internet games are not successful.

In addition, expanding our game portfolio will add complexities to our Internet games business and require us to effectively adapt our business and management processes to address the unique challenges and different requirements of new Internet games in which we operate, which we may not be able to do, due to the lack of institutional expertise or otherwise. If any of these occur, our revenues and profitability could be materially reduced, and our growth and prospect would suffer.

In addition, our ability to succeed in the Internet games market is subject to many uncertainties beyond our control. As the Internet games industry is a relatively new and evolving industry, the growth of the Internet games industry and the level of demand and market acceptance of our Internet games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors, including:

•	the Internet infrastructure, growth of personal computer, Internet and broadband penetration in the PRC and other markets in which we offer our games;

•	whether the Internet games industry, particularly in the PRC and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•	our ability to license or operate our games in overseas markets;

•	laws, rules, regulations and policies affecting the Internet games industry, including those affecting Internet cafes in the PRC, where a substantial portion of our game players access Internet games;

•	general economic conditions, particularly economic conditions affecting discretionary consumer spending;

•
the availability and popularity of other forms of entertainment, particularly console game systems, such as those made by Sony, Nintendo and Microsoft, which are already popular in developed countries and may gain popularity in the PRC and other countries in which we market our games;

•	public opinion regarding Internet games;

•	changes in consumer demographics, tastes and preferences;

•	the popularity and price of new Internet games and in-game items that we and our competitors launch and distribute; and

•	our ability to timely upgrade and improve our existing games to extend their life spans and to maintain their competitive positions in the Internet games market.

Due to these challenges and uncertainties, we cannot assure you that our Internet games business will make a positive contribution to our future revenues. Our failure to successfully develop this business could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our mobile games business has a short operating history, and the mobile games market in the PRC is subject to many uncertainties.

We have made significant efforts in recent years, especially in the past three years, to develop our mobile games business, which includes our downloadable mobile games and online mobile games. Prior to 2008, we did not have a separate mobile games business segment. As our mobile games business has grown, it has required separate management in respect of decision making, allocation of resources and assessment of performance. However, our mobile games business, particularly our online mobile games, has a short operating history, and our first online mobile game was launched on China Mobile’s Online Games Platform in September 2008. As a result, there is limited financial data that can be used to evaluate our mobile games business and its potential to generate revenues in the future. Moreover, our past success and financial data regarding the mobile games segment may not be indicative of our future performance. We cannot assure you that we will be successful in developing our mobile games business, which will depend, among other things, on our ability to:

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

•
supplement our internally developed mobile games by acquiring mobile games from third party mobile game developers or cooperating with third party, mobile game developers to jointly develop mobile games;

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

In addition, the mobile games market is an emerging market in the PRC. The growth of this market and the level of demand and market acceptance of our mobile games are subject to many uncertainties. The development of this market and our ability to derive revenues from this market depend on a number of factors, some of which are beyond our control, including but not limited to:

•	the growth rate of mobile data services in the PRC;

•	changes in consumer demographics, tastes and preferences;

•	changes in handset platform technologies and mobile games distribution channels;

•	the extent that the mobile games business remains a key area of development for our telecommunications operator partners;

•	potential competition from established companies that develop and operate personal-computer-based Internet games and may enter the online mobile games market; and

•	the popularity and price of new mobile games and merchandise and premium features embedded in games that we and our competitors may launch and distribute in the future.

Due to the uncertainties in connection with our mobile games business in particular and the mobile games market in the PRC generally, we cannot guarantee that our mobile games business will contribute significantly to our future revenues. Our failure to successfully develop this business could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face increasing competition in the PRC from providers of WVAS, mobile games and Internet games, which could reduce our market share and materially and adversely affect our financial condition and results of operations.

The PRC WVAS market has experienced increasingly intense competition. The MIIT reported on its website that more than 1,382 service providers held nationwide licenses as of March 31, 2011 to supply WVAS on the PRC telecommunications operators’ networks. We compete with these companies primarily on the basis of brand, price, type and timing of service offerings, content, customer service, business partners and distribution channel relationships. We also compete with these companies for experienced and talented employees. While we believe that we have certain advantages over our competitors, some of them may have greater personnel and financial resources and a longer operating history than we do. In particular, Internet portal companies that provide WVAS may have an advantage over us as a result of their more established brand names, user bases and Internet distribution channels. Furthermore, our competitors may be able to develop or exploit new technologies faster than we can, or offer a broader range of products and services than we are presently able to offer.

The development, distribution and sale of mobile games are also highly competitive in the PRC. We compete for customers primarily on the basis of game quality, brand and price. We also compete for telecommunications operators to distribute our mobile games, principally on the basis of the popularity of our games among customers, our historical performance, perception of our sales potential and our relationships with content and brand licensors. Furthermore, we compete for content and brand licensors who supply game content and brands, mainly on the basis of the economic terms, such as royalty rates, of our cooperation agreements with the licensors, the licensors’ perception of our ability to develop games and pre-load games in mobile handsets, our speed of execution, diversity of distribution channels and relationships with telecommunications operators. We also compete for experienced and talented employees in the mobile games business. Moreover, the entry of new competitors, such as developers of personal-computer-based Internet games, major media companies, traditional video game developers, content aggregators, mobile software providers and independent mobile games developers, would likely intensify competition in the mobile games market. Increasing competition in this market could make it difficult for us to maintain or increase our market share and have a material adverse effect on our business, financial condition and results of operations.

The Internet games business, which we entered recently, is also highly competitive in the PRC. We believe that there are over 1,000 Internet games operators in the PRC as of December 31, 2010. Given the relatively low entry barriers to operating Internet games, we expect more companies to enter the Internet games industry in the PRC and a wider range of Internet games to be introduced to the PRC market. Our principal competitors in the PRC include Perfect World Co. Ltd, Shanda Interactive Entertainment Limited, Netease.com, Inc., Changyou.com Limited, Giant Interactive Group Inc. and Tencent Holdings Limited. Our potential competitors include major Internet portal operators, other domestic and foreign game developers and publishers and alliances between our existing and new competitors. Many of our competitors have significantly greater financial and marketing resources and name recognition than we do. Some of our competitors or potential competitors, especially major foreign internet games developers, have greater game development resources than we do. In addition, many of our competitors have developed and operated games that have proven commercially successful for a longer period of time than our games and have a larger portfolio of massively multiplayer online role-playing games, or MMORPGs, and other Internet games offerings than we do.

Moreover, our competitors may introduce new business models that may be more attractive to customers than the business models we currently use. We believe that competition in the PRC Internet games market may become more intense as increasing numbers of Internet games are introduced in the market. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or against any new business models implemented by them. In addition, the increased competition in the Internet games industry may also reduce the number of our players or growth rate of our player base, or create pressure for us to reduce usage fees or the prices of certain in-game items. Any of these events could materially reduce our revenues and profitability.

We apply an item-based revenue model for all our Internet games, which is a relatively new revenue model, and may have a negative impact on our financial condition and results of operations.

We have adopted an item-based revenue model for all of our Internet games, under which players are able to play the Internet games free of charge for an unlimited amount of time, but are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. While several other Internet games companies have adopted the item-based model, it is still relatively new compared to time-based billing models, and may create new risks and uncertainties for us. The item-based model will require us to design games that not only attract players to spend more time playing, but also encourage them to purchase in-game items. The sale of in-game items will require us to track closely consumer tastes and preferences, particularly as shown by in-game spending trends. In addition, the item-based model may raise additional concerns for the PRC regulators, who have expressed reservations over the amount of time that Chinese youths spent on Internet games. A model that does not charge based on time spent may be viewed by the PRC regulators as undesirable. We cannot assure you that the item-based revenue model will be successful, or that it will not have a negative impact on our financial condition and results of operations.

In addition, our revenue recognition policy for the item-based games relies on our estimates of the useful lives of various items associated with each of our item-based games. As we have adopted the item-based revenue model beginning in 2009, we have a limited operating history and data for our item-based games on which to base our revenue recognition policy for these games. With respect to permanent ownership items that we sell to players, we recognize revenues over the estimated useful lives of such items. We consider the average period that players typically play our games and other player-behavior patterns to calculate our best estimates for the useful lives of these permanent ownership items, which, in some cases, may be as long as the estimated useful life of the related game. Given the relatively short operating history of our item-based games, however, our estimate of the period that players typically play our games may not accurately reflect the actual useful lives of the items. We have been revising our estimates as we continue to gain operating data, and refining our estimation process and results accordingly. Any future revisions to estimates could adversely affect the time period during which we recognize revenues from these items. In particular, an increase in the estimated lives of these items would increase the period over which the revenues from the items are recognized. If we are required to make adjustments to our financial statements as a result of revisions to our estimates, it could materially and adversely affect market sentiment toward us, and the trading price of our ADSs could decline significantly.

Our Internet games business depends on our ability to acquire and maintain licenses to popular Internet games, as well as on our ability to license our internally-developed Internet games outside the PRC, and if we are unable to maintain or acquire licenses to popular Internet games, or fail to manage risks associated with licensing our internally-developed games, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We have licensed four of our Internet games to operators outside the PRC. We plan to license our existing and new internally-developed games in additional countries and regions in the future. As we develop most of our Internet games internally, we also need to license Internet games from other developers from time to time in order to diversify our Internet games revenues. Our ability to acquire and maintain licenses to popular Internet game from other Internet games developers, as well as our ability to license our internally-developed Internet games outside the PRC, expose us to a number of risks, such as:

•
identifying and maintaining good relationships with (i) licensees who are knowledgeable about, and can effectively distribute and operate our Internet games in, international markets and (ii) licensors whom we rely on to provide our game players with upgrades, expansion packs, enhancements or improvements;

•	developing Internet games and expansion packs catering to markets outside the PRC;

•	renewing our license agreements with licensees upon their expiration;

•
changes in the terms, or termination, of or the failure to renew, the Internet games licenses with our licensors, which could be caused by, among others, contractual breach by us or our licensors, demand for new royalty payments by our licensors or refusal by our licensors to renew licenses.

•	maintaining the reputation of our company and our games, given that our Internet games are operated by licensees in international markets pursuant to their own standards;

•	maintaining the reputation and continued marketability of our licensed games if our licensors cannot provide our game players with satisfactory upgrades, expansion packs or enhancements;

•	protecting our intellectual property rights both inside and outside the PRC;

•
complying with the different commercial and legal requirements of the international markets in which we offer our games, or from which we license our games, such as Internet games import regulatory procedures, taxes and other restrictions and expenses;

•	fluctuations in currency exchange rates; and

•	interruptions in cross-border Internet connections or other system failures.

Moreover, certain countries in Europe are considering banning the distribution of Internet games with violent content. Korea, which is one of the largest Internet games markets in Asia, also requires Internet games companies to obtain a rating classification for Internet games and implement procedures to restrict the distribution of Internet games to minors. As a result of such measures, our international expansion may also be adversely affected by public opinion or government policies outside of the PRC. If we are unable to maintain or acquire licenses to popular Internet games, or fail to manage risks associated with licensing our internally-developed games, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We could be liable for breaches of security of our website and third party online payment channels, which may have a material adverse effect on our reputation and business.

A portion of our Internet games revenues are generated from sales through third party online payment platforms. In such transactions, secure transmission of confidential information, such as customers’ credit card information, personal information and billing addresses, over public networks, in some cases including our websites for our Internet games, is essential to maintain consumer confidence. While we have not experienced any breach of our security measures to date, we cannot assure you that our current security measures are adequate. In addition, we expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment systems over time. Over the same period, online theft of confidential information will likely increase and we must be prepared to increase our security measures and efforts so that our customers have confidence in the reliability of the online payment systems that we use. We do not have control over the security measures of our third party online payment vendors, and we cannot assure you that these vendors’ security measures are adequate or will be adequate with the expected increased usage of online payment systems. Security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information, and could harm our reputation, ability to attract customers and ability to encourage customers to purchase in-game items, any of which could have a material adverse effect on our reputation, business and prospects.

Undetected errors or flaws in our services or failure to maintain effective customer service could harm our reputation or decrease market acceptance of our games, which would materially and adversely affect our financial condition and results of operations.

Our products and services, such as our WVAS, mobile games and Internet games, may contain errors or flaws, which may only become apparent after their release, particularly as we often launch new products or services or introduce new features to existing products or services under tight time constraints. From time to time, our customers have informed us of flaws affecting their experience with our products or services, which we were generally able to resolve promptly. Furthermore, customer service is critical for retaining customers, and we may not be able to maintain and continuously improve the quality of our services to meet customers’ expectations. If our products or services contain programming errors or other flaws, or if we fail to provide effective customer service, our customers may be less inclined to continue using our products or services or recommend them to other potential customers, and may use our competitors’ products and services. Undetected errors, defects and unsatisfactory customer service can disrupt our operations, adversely affect the experience of our customers, harm our reputation, cause our customers to stop using our products and services, and delay market acceptance of our products and services, any of which could materially and adversely affect our financial condition and results of operations.

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the three-year period from December 31, 2007 until December 31, 2010, the closing prices of our ADSs ranged from US$2.44 to US$16.00 per ADS, and the closing price on June 24, 2011 was US$4.87 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, among others, the following:

•	China Mobile and other PRC telecommunications operators’ future policies and measures taken toward WVAS providers;

•	actual or anticipated fluctuations in our quarterly operating results;

•	conditions in the WVAS, mobile games, wireless Internet, mobile advertising and Internet games markets;

•	changes in the economic performance or market valuations of other companies that are perceived to be comparable to us;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	changes in financial estimates by securities research analysts;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	intellectual property litigation;

•	general conditions in the global financial markets; and

•	general economic or political conditions in the PRC.

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

Although our management and an independent registered public accounting firm have concluded that our internal controls over our financial reporting were effective as of December 31, 2010, the end of the period covered by this annual report, we may fail to maintain effective internal controls over financial reporting in the future, in which case we and the independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. In addition, even if our management concludes at the end of future reporting periods that our internal controls are effective, the independent registered public accounting firm, or the relevant regulator, may disagree. If such independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed or operated, or if such independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could cause the market price of our ADS to decline significantly. We also may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Moreover, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. As a result, even effective internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls over financial reporting, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business could be harmed, we could fail to meet our reporting obligations, and the market price of our ADS could materially decrease.

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

•	effectively maintain our relationships with China Mobile and other PRC telecommunications operators;

•	enter into and maintain relationships with our business partners;

•	develop attractive mobile and Internet games that can generate recurring revenues;

•	continue training, motivating and retaining our existing employees, attract new employees and integrate new employees, including into our senior management;

•	expand the percentage of our revenues that are recurring and are derived from monthly subscription-based services;

•	develop and improve our operational, financial, accounting and other internal systems and controls; and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including the U.S. Federal securities laws, is complete and accurate.

We may need additional capital and may not be able to obtain such capital on acceptable terms.

Capital requirements are difficult to plan in our rapidly changing industry. We currently expect that we will need capital to fund our future acquisitions, service development, technological infrastructure and sales and marketing activities. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perceptions of, and demand for, securities of telecommunications value-added services companies and/or Internet games companies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future financial condition, results of operations and cash flows;

•	PRC governmental regulation of foreign investment in value-added telecommunications companies;

•	economic, political and other conditions in the PRC; and

•	PRC governmental policies relating to foreign currency borrowings.

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

We were classified as a passive foreign investment company, or PFIC, in 2010, which resulted in adverse United States Federal income tax consequences to U.S. holders of our ADSs and may continue to result in additional adverse United States Federal income tax consequences to such holders in 2011 and future taxable years.

We have substantial passive assets in the form of cash and cash equivalents, which caused us to be classified as a PFIC for U.S. Federal income tax purposes in 2010. We cannot assure you that we will not continue to be classified as a PFIC in 2011 or future taxable years. The determination of whether we would continue to be a PFIC would be principally based upon:

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

The conversion of the senior convertible note and/or warrant issued to Nokia Growth Partners could result in substantial dilution to the holders of our ordinary shares and ADSs and may depress the market price of our ADSs.

In March 2009, we issued to Nokia Growth Partners II, L.P., or NGP, a convertible senior note due in 2014 with an aggregate principal amount of US$6,775,400, or the convertible senior note, and a warrant to purchase up to 80 million of our ordinary shares, exercisable within five years, or the warrant. In February 2011, we prepaid 70% of the aggregate principal amount of the convertible senior note, plus any accrued but unpaid interest. After the prepayment, the convertible senior note is convertible for up to 22.8 million of our ordinary shares based on the current conversion price, US$0.08915 per ordinary share (equivalent to US$3.6 per ADS), subject to possible adjustments. The issuance of additional ordinary shares under the convertible senior note, and/or the warrant may result in substantial dilution to the holders of our ordinary shares and ADSs, and the market price of our ADSs could decline significantly. The sale of the ordinary shares issued upon such events, or the perception that such events may occur, could also materially and adversely affect the market price of our ADSs. Furthermore, we may issue additional securities in the future that may have a dilutive effect to the holders of our ordinary shares and ADSs.

We are subject to certain covenants in connection with the issuance of the convertible senior note and the warrant, and these covenants could have a material adverse effect on our business, financial condition and results of operations.

In connection with the issuance of the convertible senior note and the warrant to NGP, we have agreed to certain covenants. In particular, so long as NGP holds the convertible senior note or the warrant and has the right under either the convertible note or the warrant to receive not less than 78 million of our ordinary shares, we cannot, without the prior written consent of NGP: (i) authorize or issue any security senior to or pari passu with the convertible senior note or any security senior to our ordinary shares; (ii) enter into any agreement for indebtedness, including guarantees and contingent obligations or (iii) authorize or issue any ordinary shares for an amount less than US$0.125 per ordinary share, or US$5.00 per ADS, such that the amounts of securities or obligations described in (i), (ii) and (iii) would exceed US$10,000,000, either individually or in the aggregate. Under the same conditions, we cannot, without the prior written consent of NGP: (x) change the terms of the convertible senior note or warrant; (y) engage in any related party transaction, other than those in the ordinary course of business, with any of our executive officers, directors, any holder of 5% or more of our voting shares as reflected in our Register of Members or any Schedule 13D or 13G filed with the SEC, or any affiliate of our company, executive officers, directors or such holders of our voting shares; or (z) make any recommendation to holders of our ordinary shares or ADSs or take other actions by our Board of Directors that would materially and adversely affect NGP’s rights under the convertible senior note or warrant or the ordinary shares issuable upon their respective conversion or exercise, subject to applicable laws, including laws governing the fiduciary duties of our Board of Directors, and our Amended and Restated Memorandum of Association as adopted on June 11, 2004, or Memorandum of Association, and our Amended and Restated Articles of Association as adopted on September 6, 2005, or Articles of Association.

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

We believe the copyrights, service marks, trademarks, trade secrets and other intellectual property we use are important to our business, and any unauthorized use of such intellectual property by third parties may harm our business and reputation. We rely on the intellectual property laws and contractual arrangements with our employees, clients, business partners and others to protect such intellectual property rights. Third parties may be able to obtain and use such intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in the WVAS, mobile games, wireless Internet and Internet games industries in the PRC is uncertain and still evolving, and these laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions, such as the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

Due to the manner in which we obtain, collect, produce and aggregate content and applications for our WVAS, mobile games, wireless Internet sites and Internet games, and because our services may be used for the distribution of information, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations. In addition, third parties could assert claims against us for losses in reliance on information distributed by us. When we license third party content or other intellectual properties, we rely on the licensor’s representations and warranties of its rights or titles to the content or intellectual properties. Although we perform reasonable due diligence, we cannot guarantee that such a licensor actually has the legal rights or titles to the content or intellectual properties that we distribute or use. We cannot guarantee that third parties will not assert claims against us or challenge the validity of our license agreements. If we are found to have infringed any intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. We may also incur significant costs in investigating and defending the claims even if they do not result in liability.

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

We believe that our acquisition of Dacheng represents an important transaction for us, potentially allowing us to diversify our revenue sources, lessen our dependence on telecommunications operators, benefit from increased economies of scale, improve our overall competitiveness and lay the foundation for sustainable long-term growth. However, the scale, scope and nature of the integration efforts required in connection with the Dacheng acquisition present significant challenges, and we may be unable to integrate our businesses on the expected timeline or realize the anticipated benefits on the proposed timeline or at all. In particular, the acquisition may not meet our expectations and the realization of the anticipated benefits may be delayed or reduced as a result of numerous factors, some of which are outside of our control. These factors include, among other things:

•	unforeseen contingent risks or latent liabilities relating to the acquisition that may only become apparent in the future;

•	difficulties in managing a much larger business;

•	loss of key personnel; and

•	increases in competition in the PRC Internet games industry, which among other things, may require us to increase our development and/or marketing efforts.

Furthermore, the acquisition of Dacheng may also expose us to uncertainties and risks, including uncertainties and risks associated with:

•	the management and development of Dacheng’s Internet games business;

•	the integration of Dacheng Internet games business with our other businesses;

•	the integration of existing accounting policies and procedures between Dacheng and us;

•	unforeseen or potential liabilities and exposures associated with Dacheng’s business and financial results;

•	the diversion of financial or other resources from our existing businesses; and

•	potential loss of, or harm to, relationships with employees or customers.

Any of the above could adversely impact our anticipated benefits from our acquisition of Dacheng and could materially and adversely affect our business, financial condition and results of operations.

Future acquisitions may severely disrupt our ability to manage our business as well as our future growth.

Selective acquisitions form part of our strategy to further expand our business and growth prospects. If we are presented with appropriate opportunities, we may acquire additional businesses, technologies, services or products that are complementary to our business, such as Dacheng. Any acquisition and the subsequent integration of new companies into our company may require significant attention from our management to ensure that, among other things, the acquisition does not disrupt our relationships with the telecommunications operators or affect our users’ opinion of our services and customer support, and to ensure that the acquired company is effectively integrated with our existing operations. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Acquisitions may also expose us to risks, including risks associated with the assimilation of new operations, services and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions and potential loss of, or harm to, relationships with employees and content providers. Given the sophisticated technologies used in the WVAS, mobile games, wireless Internet and Internet games industries, the successful, cost-effective integration of other businesses’ technology platforms and services into our company will also be a critical and highly complicated aspect of any acquisition. Acquisitions may also result in potentially dilutive issuances of equity securities.

In addition, we are required under U.S. GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization and slower growth rates in our industry. We may be required to record a charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. For example, in the fourth quarter of 2010, we recorded a provision of US$8.73 million for impairment of intangible assets and goodwill associated with the Internet games unit. As of December 31, 2010, our goodwill and amortizable intangible assets arising from acquisitions were approximately US$92.16 million.

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

Risk Relating to Our Corporate Structure

Our business and operations could be significantly disrupted, and we could be subject to sanctions, if the contractual arrangements between us and our consolidated variable interest entities that we depend on for operating our WVAS, mobile games, wireless Internet sites and Internet games are found to be non-compliant with applicable PRC law.

Under applicable PRC law, foreign investment in the PRC enterprises that provide value-added telecommunications services, including Internet content services, is subject to an ownership limitation of not more than 50%. In addition, foreign investment in Internet game operators in the PRC is also subject to restrictions. In particular, the PRC General Administration of Press and Publication, which is responsible for the registration of Internet games operated in the PRC, published a notice in September 2009 indicating that foreign investors are prohibited from obtaining control over Internet game operators in the PRC or participating in the Internet games sector through the establishment of joint venture companies or contractual or technical arrangements. As a result, our ability to directly engage in value-added telecommunications services or Internet games services is severely restricted.

We and our subsidiaries, KongZhong Information Technologies (Beijing) Co., Ltd., or KongZhong Beijing, KongZhong China Co., Ltd., or KongZhong China, and Simlife (Beijing) Science Co., Ltd., or Simlife Beijing, are considered foreign persons or foreign-invested enterprises under applicable PRC law. As a result, we operate our WVAS, mobile games, wireless Internet sites and Internet games in the PRC through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, each of which is owned by PRC citizens. We do not own any equity interest in these operating companies, which are considered to be our consolidated variable interest entities for U.S. GAAP purposes, but are able to enjoy the economic benefits through contractual arrangements entered into between us and these operating companies, including contractual arrangements relating to the provision of loans, provision of services and certain corporate governance and shareholder rights matters. These operating companies conduct substantially all of our operations and generate substantially all of our revenues, and also hold the licenses and approvals that are essential to our business. For a detailed description of these contractual arrangements, see “Item 7 – Related Party Transactions – Contractual Arrangements Relating to our Operating Companies.”

As the applicable PRC laws, rules and regulations governing the Internet games sector are evolving and subject to differing interpretations, there are substantial uncertainties regarding the validity and enforceability of the contractual arrangements between us and our consolidated variable interest entities. We have been advised by our PRC legal counsel, King & Wood, that each of the contractual arrangements with our consolidated variable interest entities constitutes a valid and legally binding obligation under applicable PRC law. In addition, King & Wood is of the opinion that, with respect to Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, no consent, approval or license, other than those already obtained, is required under any existing PRC laws, rules and regulations for the effectiveness and enforceability of the ownership structures, contractual arrangements, businesses and operations of these companies. We cannot assure you, however, that the relevant PRC regulatory authorities will not ultimately determine that these contractual arrangements are non-compliant with applicable PRC laws, rules and regulations.

If we or our operating companies were found to violate any existing or future PRC laws, rules or regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with such violation, including, without limitation:

•	levying fines;

•	confiscating income;

•	revoking business licenses;

•	shutting down servers or blocking websites;

•	requiring us to revise our ownership structure or restructure our operations; and/or

•	requiring the discontinuation of businesses.

Any of these or similar actions could cause significant disruptions to our business, as well as materially reduce our revenues, profitability and cash flows.

Our contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.

The applicable PRC laws, rules and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include WVAS, mobile games and Internet content services, or that operate Internet games. As a result, we conduct substantially all of our operations and generate substantially all of our revenues through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng pursuant to a series of direct or indirect contractual arrangements with them and their respective shareholders. These agreements may not be as effective in providing control over our operating companies as direct ownership. In particular, our operating companies could fail to perform or make payments as required under the contractual agreements, and we will have to rely on the PRC legal system to enforce these agreements, which, we cannot be certain, would be effective.

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

Leilei Wang, our Chief Executive Officer and the Chairman of our Board of Directors, and Nick Yang, the former Vice Chairman of our Board of Directors, own 19.3% and 8.7% of our outstanding ordinary shares, respectively. Accordingly these shareholders acting together will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the holders of our ordinary shares and ADSs for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of Directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without the consent of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other holders of our ordinary shares or ADSs.

Risks Relating to Our Industry

Our ability to generate revenues could suffer if the PRC markets for WVAS, mobile games and Internet games do not develop as anticipated.

The WVAS, mobile games and Internet games markets in the PRC have evolved rapidly in recent years, with the introduction of new and advanced services, development of consumer preferences, changes in policies and guidelines initiated government agencies and our partners, market entry by new competitors and adoption of new strategies by existing competitors. Accordingly, it is extremely difficult to accurately predict consumer acceptance and demand for various existing and potential new offerings and services, and the future size, as well as composition and growth, of these markets. Furthermore, given the limited history and rapidly evolving nature of our markets, we cannot predict the prices that users will be willing to pay for our services and games or whether users will have concerns about security, reliability, cost and quality of service associated with WVAS, mobile games and Internet games. If acceptance of our WVAS, mobile games and Internet games is different from what we anticipate, our ability to maintain or increase our revenues and net income could be materially and adversely affected.

The laws, rules and regulations governing the WVAS, mobile games and Internet games industries in the PRC are developing and subject to future changes. Substantial uncertainties exist as to the interpretation and implementation of the applicable laws, rules and regulations.

In recent years, the PRC government has begun to promulgate laws, rules and regulations applicable to the WVAS, mobile games, Internet, wireless Internet and Internet games industries in the PRC, many of which are relatively new and untested and are subject to future changes. In addition, various regulatory authorities of the central PRC government, such as the State Council of the PRC, or the State Council, the MIIT, the MOC, the SAIC, the SARFT, the MPS and the GAPP, are empowered to issue and implement rules to regulate certain aspects of Internet-related and wireless Internet-related services and activities. Furthermore, certain local governments also have promulgated local rules applicable to Internet-related and wireless Internet-related services and activities within their respective jurisdictions. As the Internet industry itself is at an early stage of development in the PRC, it is likely that new laws, rules and regulations will be promulgated in the future to address issues that may arise from time to time. As a result, uncertainties exist regarding the interpretation and implementation of current and future applicable PRC laws, rules and regulations. We cannot assure you that we will not be found in violation of any current or future PRC laws, rules or regulations due to these uncertainties, in which case we could be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of our operations. See “Item 4 — Information on the Company — Regulation.”

Each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, BJXR and Beijing Chengxitong has obtained a telecommunications and information services operating license for their Internet content businesses from the Beijing Telecommunications Administration Bureau. In addition, each of Beijing AirInbox, Beijing WINT, BJXR, Beijing Chengxitong, Mailifang, Xinreli and Dacheng has obtained a value-added telecommunications license from the MIIT in order to provide services in multiple provinces, autonomous regions and municipalities. Each of Beijing AirInbox, Dacheng and Xinreli has an Internet culture business operations license for our Internet games business. If any of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, BJXR, Beijing Chengxitong, Mailifang, Xinreli, or Dacheng fails to obtain or maintain any required licenses or permits, it may be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of its operations. Any of these measures could materially disrupt our business and materially and adversely affect our financial condition and results of operations.

The PRC government has promulgated a series of rules, regulations and policies that may have negative impact on the Internet games industry, and we cannot assure you that the PRC government will not promulgate similar rules, regulations or policies in the future.

The PRC government has adopted a series of rules, regulations and policies to monitor and control the Internet games industry in response to, among other things, perceived addiction to Internet games and its perceived negative social effects, particularly for minors. For example, PRC governmental authorities issued a notice in April 2007 requiring all PRC Internet games operators to adopt an “anti-fatigue system” in an effort to curb addiction to Internet games by minors, under which game operators are required to reduce the value of game benefits for minor game players as their continuous playing time reaches certain thresholds. Online game players in the PRC are also required to register their identity numbers before they can play. In addition, PRC governmental agencies have issued a series of rules and regulations limiting the use of virtual currencies in Internet games, which may result in higher costs for the operation of our Internet games and lowers sales of virtual items in our Internet games.

We cannot assure you that the PRC government will not promulgate similar rules, regulations or policies in the future, particularly during periods when public opinion does not favor Internet games. Such rules, regulations and policies may significantly reduce our revenues and net income from Internet games and materially and adversely affect our business, financial condition, results of operations and prospects. See “Item 4 — Information on the Company — Regulation.”

The PRC government or the telecommunications operators may prevent us from distributing, and we may be subject to sanctions for, content that any of them believes is inappropriate.

The PRC government has promulgated regulations governing telecommunications service providers, Internet access, the distribution of news and other information and the operation of Internet games. In the past, the PRC government has stopped the distribution of information over the Internet that it believes violates PRC law, including content that it deems to be obscene, to incite violence, to endanger national security, to be contrary to the national interest or to be defamatory. The telecommunications operators also have their own policies that restrict the distribution by WVAS providers and wireless Internet sites of content they deem inappropriate. For instance, they have punished certain providers for distributing content deemed by them to be obscene. These punishments have included censoring of content, delays in payments of fees by the telecommunications operators to the offending service provider, forfeiture of fees owed by the telecommunications operators to the offending service provider and suspension of the service on the telecommunications operators’ networks. Accordingly, even if we comply with PRC governmental regulations relating to licensing and foreign investment restrictions, if the PRC government or the telecommunications operators were to take any action to limit or prohibit the distribution of information we provide or to limit or regulate any current or future content or services available to our users, our revenues could be materially reduced, traffic to our wireless Internet sites decreased and our reputation severely damaged.

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

Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain users. Major risks involved in such network infrastructure include, among others, any breakdowns or system failures resulting in a prolonged shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power outages, or effort to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware. In addition, certain players of our Internet games may attempt to obtain unauthorized access to our Internet games to gain unfair advantages in the games. The growth of our business may also be inhibited if the public concern over the security and privacy of confidential user information transmitted over the Internet and wireless networks is not adequately addressed.

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

The WVAS, mobile games, wireless Internet, mobile advertising, telecommunications and Internet games industries are characterized by rapid advances in technology, industry standards and customer demands. In particular, new technologies, industry standards or market demands may render our existing products, services or technologies less competitive or even obsolete. Moreover, telecommunications operators in the PRC are currently in the process of introducing 3G telecommunications services, while a number of different types of more advanced smart phone platforms have already entered the PRC market and are increasingly popular. Responding and adapting to 3G and other technological developments and standard changes in our industry may require substantial time, effort and capital investment. In addition, updating our proprietary game engines and game development platforms may also require significant expenditures in research and development. If we are unable to respond successfully to technology, industry and market developments, these developments may materially and adversely affect our business, financial condition and results of operations as well as our competitiveness.

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

In addition, the PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government has implemented certain measures, including recent interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, including a slower growth or decline in demand in WVAS, mobile games, wireless Internet and mobile advertising businesses, which in turn could adversely affect our financial condition and results of operations.

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

Those of our Directors and senior officers who are holders of our ordinary shares or ADSs and PRC residents have informed us that they have made the necessary applications and filings, as required under this regulation However, as these regulations are still relatively new and there is uncertainty concerning the reconciliation of the new regulation with other approval requirements, it is unclear how the regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended, implemented or enforced by the relevant government authorities. The failure or inability of any PRC resident holder of our ordinary shares or ADSs to obtain any required approvals or make any required registrations may subject us to fines and other legal sanctions, and prevent us from being able to make distributions or pay dividends.

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with the PRC regulations relating to employee share options granted by overseas listed companies to PRC citizens.

In March 2007, SAFE issued the Application Procedures for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Share Option Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC individuals who participate in an employee stock holding plan or share option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE and complete certain other procedures. As we are an overseas listed company, we and our PRC employees who have been granted share options and/or restricted share units under our equity incentive plans are subject to the Stock Option Rule. We and our employees intend to make such application and complete all the requisite procedures in accordance with the Stock Option Rule. We have taken certain steps to comply with the Stock Option Rule, including: (i) maintaining up-to-date records of all issued and outstanding share options and restricted share units, including the granting and vesting dates for each share option; and (ii) registering share options and/or restricted share units on behalf of our employees with SAFE. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of the Stock Option Rule, and we can not assure you that we can complete all the procedures in a timely manner. If SAFE or other PRC governmental authorities determine that we or our PRC employees have failed to comply with the provisions of the Stock Option Rule, we or they may be subject to fines and legal sanctions, which could have a material adverse effect on the implementation of our equity incentive plans and our ability to attract and retain qualified personnel, as well as our business and prospects.

Fluctuation of the Renminbi could adversely affect the value of and dividends payable on our ADSs.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the PRC government’s new policy, the Renminbi is permitted to fluctuate within a managed band against a basket of certain foreign currencies. Although daily fluctuations of the Renminbi against the basket of currencies are currently limited to 0.5% per day, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. On June 20, 2010, the People's Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. We cannot assure you that the Renminbi will not be permitted to enter into a free float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. As we receive substantially all of our revenues in Renminbi and a majority of our cash and cash equivalents are denominated in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms and the value of dividends, if any, payable on our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. As of December 31, 2010, we had cash and cash equivalents in the amount of US$157.2 million. A 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$1.4 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$1.4 million in our total amount of cash and cash equivalents. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

The discontinuation of any of the preferential tax treatments available to us in the PRC or the rejection of our application for preferential tax treatments could adversely affect our business, operating results and financial condition.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. It imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. However, under the New EIT Law, “high-and-new technology enterprises strongly supported by the State”, or HNTE, are entitled to a preferential tax rate of 15%. In 2008, KongZhong Beijing, Beijing AirInbox, BJXR and Tianjin Mammoth were granted the HNTE status by the PRC tax authority under the New EIT Law. In 2009, KongZhong China, Beijing Chengxitong and Beijing WINT were granted the HNTE status by the PRC tax authority under the New EIT Law. However, we cannot assure you that the PRC tax authorities will not revoke the HNTE status of such companies or that we will be able to renew the HNTE status for these companies in the future. The loss of preferential tax treatments by our subsidiaries and/or operating entities could materially reduce our net income and cash flows.

We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.

Pursuant to the New EIT Law and Enterprise Income Tax Law Implementation Rules under the New EIT Law, or the New EIT Implementation Regulation, enacted by the State Council on December 6, 2007 and which became effective on January 1, 2008, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. According to the New EIT Implementation Regulation, “de facto management body” refers to a managing body that exercises, in substance, overall management and control over the production and business, personnel, accounting and assets of an enterprise. The PRC State Administration for Taxation, or the SAT, issued the Notice on Issues Relating to Determination of Chinese-Controlled Offshore Enterprises as PRC Resident Enterprises by Applying the “De Facto Management Body” Test, or the SAT Notice 82, on April 22, 2009. The SAT Notice 82 provides for certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore enterprise is located in the PRC. Although the SAT Notice 82 provides that it only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, like our company, it is generally believed that the determining criteria set forth in the SAT Notice 82 very likely reflect the SAT’s general position as to how the “de facto management body” test should be applied to determine the tax residency of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. We believe that we are not a PRC resident enterprise on the basis of the fact that (i) we are a Cayman Islands company that was incorporated outside the PRC and (ii) the SAT Notice 82 does not, on its face, apply to companies that are controlled by PRC individuals. However, if we were considered a PRC resident enterprise, we would be subject to the enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow would be adversely affected as a result of our global income being taxed under the New EIT Law.

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

Any future outbreak of Severe Acute Respiratory Syndrome, avian influenza or any other epidemic in the PRC may have a material adverse effect on our business, financial condition and results of operations.

From December 2002 to June 2003, the PRC and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia that became known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that SARS had been contained. However, after this declaration, a number of isolated new cases of SARS have been reported, most recently in central PRC in April 2004. In addition, in recent years, a number of Asian and European countries, including the PRC, have reported cases of humans being infected with a strain of avian influenza or bird flu known as H5N1, which is often fatal to humans. Any outbreak of any of these diseases or other highly dangerous communicable diseases in the PRC in the future may severely disrupt our business and have a material adverse effect on our financial condition and results of operations. In addition, health or other government regulations may require temporary closure of our offices, or the offices of our advertisers, content providers or partners, which may also severely disrupt our business and have a material adverse effect on our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of SARS, bird flu or any other epidemic.

Item 4.	Information on the Company

History and Development of the Company

We were incorporated on May 6, 2002 under the laws of the Cayman Islands as Communication Over The Air Inc., an exempted limited liability company. In March 2004, we changed our name to KongZhong Corporation. We are headquartered in Beijing, the PRC, and provide WVAS, mobile games and wireless Internet sites to mobile phone users throughout the PRC. Since our acquisition of Dacheng in January 2010, we have also offered Internet games to Internet users throughout the PRC. See “— Investments and Acquisitions.” In January 2007, we established a wholly-owned subsidiary, Monkey King Search Corporation, or Monkey King, under the laws of the Cayman Islands in an effort to develop our wireless search business. Monkey King in turn established its own wholly-owned subsidiary, Wukong Shentong, under the laws of the PRC. After developing our wireless search business through Monkey King and Wukong Shentong for a period of time, in September 2008, we decided to terminate our project of developing wireless search business and liquidate Monkey King and Wukong Shentong, which did not have significant business activities at the time. We completed the liquidation of Wukong Shentong in July 2010. As part of the liquidation of Monkey King and Wukong Shentong, we sold certain assets of these companies to Nick Yang, the former Vice Chairman of our Board of Directors. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.” In July 2008, we liquidated Beijing Shuziyuansu Advertising Co., Ltd., a company formerly owned by two of our operating companies, Beijing Boya Wuji and Beijing WINT, because it had not had any operating activity since its incorporation in September 2005. In July 2008, BJXR, one of our operating companies, established its own subsidiary, Beijing Shiyuan Leya, which operates certain types of our WVAS business. We completed the liquidation of Anjian Xingye Technology (Beijing) Co., Ltd., or Anjian Xingye, our wholly foreign owned enterprise in the PRC, in May 2010.

We conduct substantially all of our business in the PRC through our wholly-owned subsidiaries in the PRC, KongZhong Beijing, KongZhong China and Simlife Beijing. In order to meet domestic ownership requirements under PRC laws, which restrict us and our PRC subsidiaries, as either foreign or foreign-invested companies, from operating certain value-added telecommunications, Internet services and Internet games businesses. We operate WVAS, mobile games, wireless Internet sites and Internet games through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, all of which are based in the PRC and are wholly-owned by PRC citizens. We do not have any equity interests in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng, but enjoy the economic benefits of these companies through a series of contractual arrangements as described below.

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

In November 2005, we entered into a definitive agreement with Beijing Chengxitong, its original shareholders and our designees pursuant to which the original shareholders transferred 100% of the equity interest in Beijing Chengxitong, a WVAS provider in the Hubei province, for a consideration of RMB4.4 million (approximately US$0.54 million) in cash, of which US$0.50 million was paid in 2005 and US$0.04 million was paid in January 2006. In July 2006, we changed Beijing Chengxitong’s registered address from Wuhan, Hubei province, to Beijing and consequently changed its name from Wuhan Chengxitong to Beijing Chengxitong.

In January 2006, we sold our 10% equity interest in eFriendsNet Entertainment Corp., or EFN, a leading social networking company in the PRC, for cash consideration of US$1.7 million. We received an additional cash payment of US$0.2 million in February 2007 as EFN met certain financial performance milestones set forth in the sales agreement after the completion of the sale of our equity interest.

In January 2006, we entered into a definitive agreement to acquire 100% of Sharp Edge, a company incorporated in the British Virgin Islands and based in Beijing, which provided WVAS on the SMS, IVR and color ring-back tones, or CRBT, technology platforms through its operating entity, BJXR. We paid cash consideration of US$7 million, US$11 million and US$17 million during the first quarter of 2006, the third quarter of 2006 and the first quarter of 2007, respectively. Following our acquisition, we deregistered Sharp Edge and became the direct owner of its wholly-owned PRC subsidiary, Anjian Xingye.

In January 2008, we entered into a definitive agreement with HiU! Media, a company incorporated in the Cayman Islands and based in the PRC, which provides residential community direct marketing advertising network and residential community marketing solutions in the PRC, to acquire 9.87% of the total equity interest of HiU! Media for a consideration of US$1.5 million. We completed the investment in January 2008. We accounted for this investment using the cost method. In 2009, we recorded a provision of US$1.5 million for impairment in connection with this investment primarily because of the following reasons: (i) since January 2008, HiU! Media has been in a continuous loss-making position and has failed over time to create the type of profit-generating business that was contemplated at the time of our investment; and (ii) we were unable to create any value-generating synergies with HiU! Media for our former wireless Internet services business due to HiU! Media’s failure to develop its advertising business and expand its customer base. As a result, we decided by the end of 2009 that, as a corporate strategy going forward, we plan to place less emphasis on our wireless Internet advertising business. For a further description of this transaction, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

In May 2008, we entered into a definitive agreement with Beijing Xin Chuang Hang Yuan Technology Co., Ltd., or XCHY, a company that provides electronic coupons on mobile phones, to acquire 19.9% of the total equity interest of XCHY for a consideration of US$1.5 million. We completed the investment in July 2008. In 2010, we recorded a provision of US$1.5 million for impairment in connection with this investment primarily because of the following reasons: (i) since July 2008, XCHY has been in a continuous loss-making position and has failed over time to create the type of profit-generating business that was contemplated at the time of our investment; and (ii) we were unable to create any value-generating synergies with XCHY for our WVAS business due to XCHY’s failure to develop its business and expand its customer base.

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

In March 2009, we issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of US$6,775,400. The convertible senior note could be converted into our ordinary shares. The current conversion price is US$0.08915 per ordinary share (equivalent to US$3.6 per ADS), subject to possible adjustments. NGP also received a warrant to purchase up to 80 million of our ordinary shares at US$0.125 per ordinary share, exercisable within five years. The convertible senior note would initially pay an annual interest at a rate of 8%, subject to reduction to 6% based on our financial performance. The convertible senior note may be redeemed at our option starting in March 2012 by paying the principal amount then outstanding plus any accrued but unpaid interest. We have agreed to certain covenants in connection with our issuance of the convertible senior note and warrant to NGP. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We are subject to certain covenants in connection with the issuance of the convertible senior note and the warrant, and such covenants could have a material adverse effect on our business, financial condition and results of operations.” The issuance of the convertible senior note and warrant was completed in March 2009. In February 2011, we prepaid 70% of the aggregate principal amount, plus any accrued but unpaid interest thereof, of the convertible senior note for US$9.31 million in cash. The prepaid portion of the convertible senior note could have been converted into 1.33 million ADSs, equivalent to 53.2 million of our ordinary shares, representing approximately 3.5% of our total shares outstanding as of December 31, 2010.

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

In October 2009, we acquired 100% of Nanjing Net Book Culture Co., Ltd., also known as Zhulang, and Success Blueprint Limited, or Success Blueprint, an affiliate of Zhulang for an aggregate price of US$2.34 million in cash and 1,000,000 ordinary shares (equivalent to 25,000 ADSs). Zhulang is engaged in the management, aggregation and distribution of user-generated and professionally written Chinese novels. Success Blueprint is engaged in the overseas management of overseas of copyright of certain Chinese novels.

On December 15, 2009, we entered into a definitive share purchase agreement to acquire Dacheng. We agreed to pay up to US$80 million, in a mix of cash and our ordinary shares, to Dacheng’s shareholders, based on Dacheng’s 2010 net profit after tax as calculated under U.S. GAAP. Dacheng agreed to engage in a reorganization whereby an offshore holding company would be established, and Dacheng would enter into certain contractual arrangements with such holding company and/or its subsidiary that would allow the holding company to enjoy, among other things, the economic benefits of Dacheng’s operations. On January 13, 2010, we amended the original share purchase agreement to permit one of our subsidiaries to enter into a series of contractual arrangements with Dacheng that allowed us to consolidate Dacheng’s financial results. Subsequently, the reorganization was completed and we acquired the holding company. In March 2011, we completed the last payment due to Dacheng’s shareholders under the share purchase agreement. The total consideration paid for the acquisition of Dacheng was US$68.0 million, including US$24.2 million in cash and 166,292,783 million of our ordinary shares. Dacheng is a leading developer of 3D MMORPGs. For a further description of this transaction, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

On February 23, 2010, we entered into a purchase agreement to acquire 100% of Shenzhen Zhidaxuntong Technology Co., Ltd., or Shenzhen Zhida, for a consideration of RMB8 million (approximately US$1.2 million) in cash. Shenzhen Zhida is a technology developer for mobile device software platforms.

Our Corporate Structure

The chart below sets forth our corporate and share ownership structure as of March 31, 2011.

(1)
We do not have any ownership interest in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng. Our wholly-owned subsidiaries have entered into a series of contractual arrangements with these companies and/or their respective shareholders.

The applicable PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include WVAS, or operate Internet games. See also “— Regulation.” To comply with PRC regulations, we conduct substantially all of our wireless value-added and Internet games operations through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, which are wholly-owned by PRC citizens or entities, and their subsidiaries.

Beijing AirInbox was established in April 2002 with Yunfan Zhou, our former Chief Executive Officer, Songlin Yang, the uncle of Nick Yang, the former Vice Chairman of our Board of Directors, and Leilei Wang, the Chairman of our Board of Directors and our Chief Executive Officer, holding 35%, 35% and 30%, respectively, of the total equity interest of Beijing AirInbox. In September 2003, Leilei Wang transferred 15% of the equity interest in Beijing AirInbox to Yunfan Zhou and the other 15% he owned to Zhen Huang, the wife of Nick Yang. In April 2004, the registered capital of Beijing AirInbox was increased from RMB2.0 million (approximately US$0.3 million) to RMB10.0 million (approximately US$1.2 million). The increased registered capital was contributed from Songlin Yang and Yang Cha, one of our former employees, for RMB3.5 million (approximately US$0.4 million) and RMB4.5 million (approximately US$0.5 million), respectively. In October 2006, Yang Cha and Yunfan Zhou transferred their equity interests to our employees Linguang Wu and Guijun Wang, respectively, with the result that Linguang Wu holds 45% and Guijun Wang holds 10% of the total equity interest in Beijing AirInbox.

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

We do not have any equity interests in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng, or their subsidiaries, but instead have effective control over and enjoy the economic benefits of these companies through a series of contractual arrangements, which we and our subsidiaries, KongZhong China, KongZhong Beijing and Simlife Beijing, have entered into with these companies and/or their respective shareholders as described below. For a further description of each of these agreements, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

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

Business Overview

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users. We began providing WVAS on the networks of China Mobile in 2002. Since 2004, we have provided WVAS on the networks of China Unicom, China Telecom, China Netcom and the other major telecommunications operators in the PRC. Since 2004, we have been offering news, entertainment, community and mobile advertising services through our wireless Internet sites, including Kong.net, ko.cn and ct.cn. In 2008, we began reporting our mobile games business as a stand-alone operating segment, while it was previously reported as part of our WVAS business. We began our Internet games business in 2010, through our acquisition of Dacheng, a developer and operator of Internet games.

Our WVAS Business

We provide interactive entertainment, media and other interactive services to mobile phone users in China through various second generation standard, or 2G, technology platforms, including SMS, IVR and CRBT, and through various “second and a half” generation standard, or 2.5G, technology and operating platforms, including WAP and MMS, which offer higher quality graphics, richer content and more interactivity than 2G wireless services. Our WVAS are tailored to the technical or other requirements of our telecommunications operator partners, through whom we deliver most of our WVAS, and to various billing systems for WVAS. Our WVAS are also delivered and marketed through various media partners, including handset manufacturers, television stations, radio stations, print media and Internet sites. Our WVAS revenues accounted for 92.0%, 79.2% and 55.7% of our total revenues in 2008, 2009 and 2010, respectively.

We offer a variety of WVAS, such as mobile games, pictures, karaoke, electronic books, mobile phone personalization features, entertainment news, chat and message boards. Customers can access these services directly from their mobile phones: (i) by using our access code or by choosing a feature pre-loaded in select models of handsets; (ii) from a telecommunications operator’s portal or website; and (iii) from our wireless Internet websites, including Kong.net. Substantially all of our services are ordered or accessed by users directly through their mobile phones, and all services are delivered through mobile phones.

Although customers may purchase our value-added services and downloadable mobile games on a single-transaction basis or on a monthly subscription basis, the majority of our WVAS services were offered on a single-transaction basis in 2010. We provide our services mainly pursuant to our cooperation arrangements with the telecommunications operators and their provincial subsidiaries, the terms of which are generally for one year or less. We do not directly bill our users, and depend on the billing systems and records of the telecommunications operators to bill and collect all fees. We generally do not have the ability to independently verify the accuracy of the billing systems of the telecommunications operators. As the telecommunications operators do not provide us with a detailed revenue breakdown on a service-by-service basis, we depend on our internal data management system to monitor revenues derived from each of our services. We make our business decisions based on our internal data, taking into account our historical experience in reconciling our internal data to our actual results of operations and other factors, including strategic considerations. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our dependence on the substance and timing of the billing systems of the telecommunications operators and their subsidiaries may require us to estimate portions of our reported revenues and cost of revenues for WVAS and mobile games. As a result, subsequent adjustments may have to be made to our financial statements.”

Our WVAS business also includes what had previously been our WIS business, which consists of the operation of a variety of mobile Internet sites, such as: (i) Kong.net, our integrated mobile portal; (ii) ct.cn, our mobile Chinese literature site; and (iii) ko.cn, our internally-developed mobile games community site. These sites had previously been operated as a separate business segment, but we consolidated the majority of the WIS business segment, including our operation of Kong.net and ct.cn, into our WVAS business segment in 2010 to reflect certain changes in our existing WIS business, further streamline our WIS operations and take advantage of the synergies between our operation of Kong.net and ct.cn and our WVAS business. We expect a key factor in the future revenue growth for our WIS business to be our partnership with China Mobile’s mobile literature and WAP platforms. The future growth of our WIS business, particularly our operation of Kong.net and ct.cn, is expected to be more dependent on our WVAS business and the partnership with China Mobile. Due to this anticipated synergy between our WVAS and WIS businesses, we believe it is more appropriate to combine our WIS business into our overall WVAS business.

Our Mobile Games Business

We are a leading developer and publisher of mobile games for mobile phone users in the PRC. Our internal development team develops mobile games based primarily on the Java™ technology, but our development resources also support various other mobile operating platforms, including Symbian, iOS and Android. The mobile games we develop include action, role-playing and leisure games. We separate our mobile games business into two main divisions: (i) downloadable mobile games, which contributed approximately 79.7%, 86.4% and 94.9% of our mobile games revenues in 2008, 2009 and 2010, respectively, and (ii) and online mobile games, which contributed approximately 20.3%, 13.6% and 5.1%, respectively of our mobile games revenues in 2008, 2009 and 2010, respectively. Downloadable mobile games have been purchased by mobile phone users on a one-time transaction basis before but, in 2010, the majority of our mobile games revenues came from the monthly subscription basis as we partnered more closely with China Mobile to develop this new business model for mobile games. These mobile games are generally downloaded once by a user and can be played without any further need to access the mobile networks. Our online mobile games are free to download, but require mobile network access to activate certain features of the game and to interact with other players. Our mobile games revenues accounted for 8.0%, 20.8% and 32.9% of our total revenues in 2008, 2009 and 2010, respectively.

We established a dedicated mobile games product development team, and acquired Tianjin Mammoth, a mobile games developer, in 2005. In 2009, we acquired Simlife, a leading mobile games developer in the PRC. Our internally-developed online mobile games, e 3-Kingdom and Tian Jie (Reincarnation) Online, were named “Most Popular Mobile Networking Game” at the 2006 and 2007 China Joy Best Games Contests, respectively. Tian Jie (Reincarnation) Online was also named as one of the “Best Ten Self-Developed Mobile Games in China” at the China Game Industry Annual Forum in January 2008. In June 2009, we launched Fengshen Online on China Mobile’s Mobile Online Game Platform. In addition, one of Simlife’s 3D games, X Dancery, won a “Calling All Innovators” award from Nokia in 2008. Tianjin Mammoth received the “Best Mobile Game Developer” award at the 2010 China Joy Best Games Contests. As of December 31, 2010, we had a library of over 300 internally developed mobile games (including games developed by Simlife).

We believe that our mobile games business is well positioned to take advantage of the development of 3G services, as telecommunications operators offer more competitively priced data services and as mobile handset manufacturers improve handset capabilities, both of which developments that are conducive to more sophisticated mobile games. In addition, we expect to leverage content and other copyrighted materials from our library of online literature and portfolio of Internet games to develop new mobile games.

Our Internet Games Business

In January 2010, we acquired Dacheng and with it our new business unit, Internet games. We develop Internet games based mainly on our proprietary technologies, which include our proprietary game engine (Dazzler 3D), game development platforms and online game billing system, all developed by our internal team. In particular, our Dazzler 3D game engine enables us to create high-quality 3D graphics and visual effects, and provides the technical foundation for creating innovative features in our games. Furthermore, our game development platforms give us the capacity to develop Internet games within approximately six to 24 months and to update our Internet games frequently in response to players’ preferences.

We launched our 3D MMORPGs, Loong, EMoFaZe, XiaKeXing and ShengMoZhiXue from December 2009 to October 2010. In addition, we licensed the World of Tanks game from WarGaming.net LLP in 2010. We use an item-based revenue model for our games, whether internally developed or licensed, under which players can play the game on the Internet free of charge, but have to pay for purchases of in-game virtual items, such as performance-enhancing clothing, weapons, accessories and pets. We distribute our electronic prepaid game cards and online points, which can be used to purchase in-game virtual items, to players through multiple payment channels. Although we expect a substantial portion of our Internet games revenues to be generated in the PRC, we have licensed our games to leading game operators outside the PRC and plan to license them in additional countries and regions. We plan also to leverage our proprietary technologies and design capabilities to develop and launch new 3D MMORPGs in 2011.

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

Telecommunications Operators

China Mobile is the world’s largest mobile telecommunications network operator in terms of subscribers, with more than 580 million subscribers as of December 31, 2010, according to China Mobile’s website. Our working relationship with China Mobile is critical to the operation and continued development of our WVAS and mobile games businesses. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business —We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.” We provide WVAS in 31 Chinese provinces or provincial-level municipalities pursuant to cooperation agreements with China Mobile and its provincial subsidiaries. Generally, these agreements have terms of one year or shorter, but may be renewed automatically unless either party objects. We were one of the first wireless service providers to work with China Mobile to develop and offer WAP, MMS and Java™ services. In 2010, we partnered with China Mobile’s Jiangsu subsidiary on a new subscription-based mobile game download service launched by China Mobile to offer a portfolio of our mobiles games to users for a fixed monthly fee. We continue to jointly develop and promote WVAS and mobile games businesses with China Mobile and its provincial subsidiaries, which is generally more cost-effective and far-reaching than if we were to promote these services through traditional advertising. In addition to our cooperation agreements with China Mobile and its provincial subsidiaries, we have entered into cooperation agreements with China Unicom, China Netcom and China Telecom.

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

The following table sets forth the principal fees that we charged our customers for our WVAS and mobile games related services and the service and transmission fees that we paid to the telecommunications operators as of December 31, 2010.

	Fees we charged customers		Fees we paid telecommunication operators
	Transaction fee per unit (1)	Monthly subscription fee	Service fees	Transmission fee (2)
(in RMB, except percentages)
WAP	1.00-3.00	1.00-8.00	15%-50%	N/A
MMS	2.00-3.00	5.00-30.00	15%	0.15-0.20
Mobile Games	0.50-15.00	5.00-20.00	15%-50%	N/A
SMS	1.00-3.00	5.00-15.00	15%-50%	0.02-0.08
IVR	1.00-3.00	5.00-30.00	20%-54%	N/A
CRBT	0.50-3.00	0.00-8.00	15%-50%	N/A
E-Book	0.04-0.12	1.00-5.00	40%	N/A

(1)	Transaction fees are per download for WAP, MMS, mobile games, SMS, CRBT and E-book services and per minute for IVR services.

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

Material Contracts with Telecommunications Operators for WVAS and Mobile Games

The term of our contracts with the telecommunications operators is generally for one year or less. When these contracts expire, we rely on the automatic renewal clauses contained in such contracts, execute an extension or enter into new contracts. On occasion, the renewal or the execution of new contracts may be delayed by several months. Based on our experience, in the event that a contract expires and is not promptly renewed, the telecommunications operator typically continues to honor the terms of the expired contract until an extension or a new contract is signed. We cannot assure you that any telecommunications operator will in fact continue to honor the terms of an expired contract. The specific termination and other material provisions of our more significant contracts with the telecommunications operators are set forth below.

Beijing AirInbox provides WAP and other value-added services to customers nationwide on China Mobile’s Monternet™ portal, and Beijing AirInbox pays China Mobile a service fee of 15% of the revenues generated from providing WAP services to customers. Beijing AirInbox may not provide the same content that it provides to China Mobile under this agreement to other WAP operators or WAP sites. Any violation of such provision entitles China Mobile to terminate this agreement. Beijing AirInbox also has entered into contracts with certain provincial subsidiaries of China Mobile that provide access to Beijing AirInbox’s WAP services through the provincial subsidiaries’ WAP portals.

Beijing AirInbox has entered into a cooperation agreement with China Mobile to provide MMS services on China Mobile’s nationwide. Pursuant to this agreement, Beijing AirInbox pays China Mobile a service fee of 15% of the revenues generated from providing MMS services to customers, plus net transmission charges.

Beijing AirInbox has entered into a cooperation agreement with China Mobile’s Beijing subsidiary to provide IVR services on China Mobile’s nationwide network. Pursuant to this agreement, Beijing AirInbox pays China Mobile a service fee of 30% of the revenues generated from providing IVR services to customers.

Beijing AirInbox has entered into a cooperation agreement with China Mobile’s Beijing subsidiary to provide SMS and other value-added services on China Mobile’s nationwide network. Pursuant to this agreement, Beijing AirInbox pays China Mobile a service fee of 30% of the revenues generated from providing SMS services to customers.

Beijing AirInbox and Beijing WINT have each entered into a cooperation agreement with China Mobile’s Jiangsu subsidiary to provide mobile games on China Mobile’s nationwide network. Pursuant to this agreement, Beijing AirInbox and Beijing WINT will each pay China Mobile service fees ranging from 30% to 85%, depending on the type of mobile games that are provided and the channel through which the mobile games are distributed. For example, Beijing AirInbox and Beijing WINT will each pay China Mobile a service fee of 30% of the revenues generated from providing online mobile games to customers.

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

Mobile Handset Manufacturers

We have established distribution arrangements with mobile handset manufacturers, including Nokia, Samsung, Lenovo, Feixintong and other major international and domestic handset manufacturers. Pursuant to these distribution arrangements, we pre-load into the menu of certain mobile handsets our mobile games, WAP icons and MMS, SMS and IVR short codes, which enable customers to access our WVAS quickly and easily. We pay the mobile handset manufacturers 35% to 70% of the net revenues that we receive from the telecommunications operators, generally after deducting the telecommunications operators’ service fees, with respect to our mobile games and WVAS that are accessed by means of the pre-loaded icons and short codes. The terms of these agreements are generally for one year, and pertain to specific mobile handset models. In addition, we leverage our relationships with the mobile handset manufacturers to enter into joint marketing programs.

In addition to pre-loading our mobile games, icons and short codes into selected mobile handsets, we used to embed our icons and codes in selected handsets. On April 11, 2007, the MIIT issued a notice prohibiting the production of mobile handsets with embedded icons and codes that cannot be changed or deleted by customers. We have altered our arrangements with mobile handset manufacturers to comply with the notice, which took effect on June 1, 2007. In addition, on January 27, 2010, China Mobile began implementing an additional series of measures which are targeted at further improving the user experience for mobile handset embedded services. Under the guidance of China Mobile, WVAS that are embedded in handsets will be required to introduce additional notices and confirmations to users during the purchase of such services. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us may result in lower revenues or additional costs for us and materially adversely affect our business operations, financial condition or results of operations.” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our effort to develop additional distribution channels for our WVAS and mobile games may not succeed or may be halted by the MIIT or the telecommunications operators.”

Content Providers for our WVAS and Mobile Games

We have entered into licensing agreements with content providers, whereby we contract to use their content for a fixed licensing fee or for a certain percentage, generally from 10% to 80%, of the net revenues we receive from telecommunications operators with respect to products and services that contain the licensed content, generally after deducting the fees paid to our distribution partners. These arrangements are typically for one or two years and are not exclusive, except for the content specifically produced for us by our freelance writers and certain content from our third party content providers. We currently license news content from www.qianlong.com and Beijing News Media Corporation, among others, and license music content from EMI, Korean Media Club and Central New Infinite Technology (Beijing) Co., Ltd.. We use the music that we license in our CRBT, song dedication, song listening, mobile karaoke, true ringtone and music video streaming and download services. In addition, we have entered into licensing agreements with Gameloft and IN-FUSIO to provide their games to mobile phone users in the PRC.

Content Providers for our Internet Games

We also license Internet games from other developers from time to time. In 2010, Beijing AirInbox entered into an exclusive license agreement with WarGaming.net LLP to, among other things, distribute and operate the World of Tanks game, as well as market and sell World of Tanks merchandises, in the PRC. Pursuant to this agreement, Beijing AirInbox pays WarGaming.net LLP 41% of the gross revenues generated from the distributing and operating of World of Tanks as well as the selling of World of Tanks merchandises in the PRC.

Product Development

Product Development for our WVAS and Mobile Games

Our product development team focuses on creating innovative products that use the latest standards and technologies with respect to our WVAS, mobile games and wireless Internet sites. In particular, the 2.5G standard enables WVAS providers to send more data in a shorter period of time, thereby facilitating the transmission of more advanced data services. We were one of the first WVAS providers to work with China Mobile to develop and offer MMS and WAP services, and have continued to be a leading developer of innovative services compatible with these technology platforms. At the same time, we have increased our product development team’s emphasis on developing and supporting our 2G products, including IVR and CRBT, which we distribute on the networks of China Mobile, China Unicom and China Telecom. We have a dedicated mobile games development team that develops games for Java™ and other mobile games platforms. In addition, a portion of our product development team focuses on products and services for the wireless Internet sites we are operating, including Kong.net, Ko.cn and ct.cn. We believe that our timely delivery of new services that meet telecommunications operators’ specifications demonstrates our technical capabilities and strengthens our cooperation relationship with the telecommunications operators.

In addition to developing a range of innovative WVAS and mobile games, we also have developed a variety of programming tools that allow us to enhance customers’ enjoyment of our services. For instance, in response to the current lack of a standard operating system among mobile phones produced by different manufacturers in the PRC, which may result in inconsistent experiences for customers accessing our services through different handset models, we have developed software tools that allow our services to be readily adapted for use on most mobile phones on the market. These tools reduce the cost of adapting our services to new models of mobile phones and optimize the user experience in terms of format and presentation of our services.

Product Development for Internet Games

We believe that timely and quality game development is critical to our Internet games business and our business as a whole, and we have formed a separate department for the development of Internet games, which had 311 employees as of December 31, 2010. Our Internet games development department mainly consists of a programming, design and graphics division.

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

Anticipating the potential growth of 3D Internet games in the PRC and recognizing the importance of possessing our own game engine, we have also focused on the development of our proprietary game engine, Dazzler 3D. Our game engine enables us to create quality 3D graphics, innovative gameplay and visual effects to better capture characters’ motions. Our game engine is designed to allow for effective game playing on both high-end and lower-end computers. In 2010, we launched three new internally developed MMORPGs, which are EMoFaze, XiaKeXing and ShengMoZhiXue.

Sales, Marketing and Customer Service

We are committed to establishing our KongZhong name as a well-recognized and reputable brand not only among our customers and users, but also among telecommunications operators, key industry players and other owners of brand names. We sell our WVAS and mobile games principally through the telecommunication operators, as well as other distribution partners. We market through our website, promotional events, direct marketing and media advertising. We also provide support and technical services to China Mobile, China Unicom and China Telecom and to our customers and users.

Sales and Marketing

In the past, we have focused our marketing activities on enhancing our KongZhong brand name, as we believed that branding was important in the wireless Internet business. In 2007, we increased our efforts in advertising in traditional media such as television, billboards, newspapers and magazines, as well as through the Internet, to promote our wireless Internet sites, including Kong.net and Ko.cn, and our corporate brand name, KongZhong. We conducted a major advertising campaign in the first half of 2007 and have been cooperating with the NBA to promote cn.NBA.com since the second half of 2007.

However, beginning in 2008 and continuing into 2009, as we adjusted our business strategy to develop our mobile games business, we began to decrease branding efforts through traditional media channels and increase our effort to promote our mobile games in cooperation with the PRC telecommunications operators. In 2010, we made efforts to enhance our marketing to include marketing activities for the launches of our new Internet games and game expansion packs.

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

A majority of our revenues are derived from services provided through the networks of China Mobile. Accordingly, we devote significant resources to maintaining, expanding and strengthening our relationship with China Mobile and its subsidiaries. In addition, we have strengthened our sales and marketing of 2G and 2.5G services, which we provide through the networks of China Mobile as well as other telecommunications operators. As of December 31, 2010, our sales and marketing department consisted of 117 persons strategically located in 31 provinces across the PRC to work closely with the telecommunications operators at the provincial and local levels, where pricing and other important decisions on marketing and operations are made. Our localized sales team helps us gain insight into developments in the local markets and the competitive landscape, as well as new market opportunities.

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

With our acquisition of Dacheng and commencement of our Internet games business, marketing of our Internet games has become an important part of our strategy. We aim to attract new game players and increase revenues from existing game players by introducing marketing and promotion strategies that are specifically tailored to each of our Internet games. We advertise primarily in sites devoted to Internet games and game magazines, and marketing events are usually timed with the release of a new game or updates of a game’s content.

Customer Service

We view both the telecommunications operators and end users of our services as customers. Customer service is a key to building our brand and our relationships with the telecommunications operators. We train our customer service representatives with an emphasis on customer satisfaction. Our customer service center handles calls, faxes and e-mails from our end users, as well as inquiries forwarded from the telecommunications operators. Our customer service representatives interact regularly with, and provide training materials to, customer service representatives of telecommunications operators to enhance our customers’ experience with our services. As of December 31, 2010, our customer service department consisted of 93 persons strategically located in six provinces across the PRC.

We provide high-quality customer service and are responsive to the needs of the players of our Internet games. In particular, our game players can access our customer service center through in-game chats, phone or e-mail 24 hours a day, seven days a week. In addition, we have a website for game players to submit feedback and a service center in Shanghai, which is open to walk-in game players during normal business hours. We had 29 customer service representatives dedicated to our Internet games business as of December 31, 2010, many of whom are MMORPG enthusiasts with a deep understanding of Internet games players. We also have dedicated supervisors to monitor our calls to ensure quality service. Feedback collected by our customer service team is important to the integration of our product development and game operations teams. The information collected by our customer service team forms the basis of our feedback database, which helps us track the trends in players’ tastes and preferences and provide direction when we design changes, upgrades and expansion packs for our Internet games.

Competition

We face significant competition in the WVAS, mobile games, wireless Internet, mobile advertising and Internet games markets in the PRC. In particular, the MIIT has reported on its website that, as of March 20, 2011, more than 1,382 service providers held nationwide licenses to supply content and services on the PRC telecommunications operators’ networks. Moreover, China Mobile has been developing and marketing its own MMS and WAP products, and other PRC telecommunications operators may decide to do the same. We compete with these companies primarily on the basis of brand, the type and timing of service offerings, content and business partner and channel relationships. The telecommunications operators may also decide to enter the mobile games market in the future. Other potential competitors in this market include developers of personal-computer-based Internet games, major media companies, traditional video game developers, content aggregators, mobile software providers and independent mobile games developers. In addition to competition for products, services and distribution channels, we also compete for experienced and talented employees.

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

We also compete principally with the following three groups of competitors in the Internet games business in China: Internet games developers and operators in the PRC other private companies in the PRC devoted to game development or operation and international competitors. Our existing and potential competitors in the Internet games business compete with us for talent, game player spending, time spent on game playing, marketing activities, quality of games and distribution network. Some of our existing and potential competitors have significantly greater financial and marketing resources than we do.

See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We face increasing competition in the PRC from providers of WVAS, mobile games and Internet games, which could reduce our market share and materially adversely affect our financial condition and results of operations.”

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

Internet Games Business

Our principal competitors for our Internet games business in the PRC include other Internet games developers and operators, such as Perfect World Co. Ltd, Shanda Interactive Entertainment Limited, Netease.com, Inc., Changyou.com Limited, Giant Interactive Group Inc. and Tencent Holdings Limited.

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

We have registered KongZhong Network as a commercial website with the SAIC. As a result, no one else may operate a website, whether commercial or otherwise, using the name of KongZhong Network. We also have registered our logo, the KongZhong thumb, and certain of our product names as trademarks in the PRC, and have applied to register our wireless Internet portal logo, the K palm, as a trademark in the PRC. Our trademarks are registered in the name of Beijing AirInbox. In addition, Beijing AirInbox is the registered owner of a number of domain names, the principal ones of which are www.kongzhong.com, www.kongzhong.com.cn, www.kongzhong.net, www.kongzhong.net.cn, www.cota.com.cn, www.cota.cn, ko.cn and Kong.net. Xinreli is the registered owner of a number of domain names, the principal ones of which are Simlife.com, Simlife.com.cn, Simlife.cn, Simlife.net and Simlife.net.cn. Dacheng is also the registered owner of a number of domain names, the principal ones of which are Loong3d.com, gamall.net and dacn.com.cn.

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

Information Technology Systems and Infrastructure

We maintain most of our servers at the premises of Beijing Telecommunication Corporation, which is the administrator of the central hub of the ChinaNet backbone. We also maintain servers at other Internet data centers, including China United Network Communications Corporation Limited, Chongqing Mobile Communications Company Limited and Hangzhou Mobile Communications Company Limited. Following our acquisition of Dacheng, most of our servers used for our Internet games are hosted at the premises of 21 Vianet Data Center, one of the largest Internet infrastructure service providers in China. We also maintain online game servers at other Internet data centers, including Nanjing Telecommunication Corporation, Zhuhai Telecommunication Corporation, Shandong United Network Communications Company Limited and Shenyang United Network Communications Company Limited. We believe that utilizing these hosting partners provides significant operating benefits, such as protecting our systems from power loss, break-ins and other potential external causes of service interruption. In addition, we back up all of our data. We believe we will be able to increase our server capacity as needed to accommodate future growth.

Employees

General

Our senior management and many of our employees have had prior experience in the Internet portal, Internet games or telecommunications-related industries. Our employees receive a base salary and a performance-based bonus, with the amounts of such bonuses calculated based on the performance ranking of the employee. In addition, we have a broad-based equity incentive plan pursuant to which we grant share options and restricted share units, or nonvested shares, from time to time to employees who have passed their initial probation period. We also offer internal training programs tailored to different job requirements to help enhance our employees’ talents and skills. We believe that these initiatives have contributed to the growth of our business.

As of December 31, 2010, we had 1,050 employees, all in the PRC. The table below sets forth the number of our employees by function as of the dates indicated:

	As of December 31,
	2008		2009		2010
	Number	% of Total	Number	% of Total	Number	% of Total
Sales, marketing and business development	152	19.7%	144	14.4%	117	11.1%
Customer service	65	8.4	59	5.9	93	8.9
Product development	477	61.8	722	72.0	730	69.5
Networking operation	26	3.4	19	1.9	43	4.1
General and administrative	52	6.7	58	5.8	67	6.4
Total	772	100.0%	1,002	100.0%	1,050	100.0%

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented through any collective bargaining agreements or by labor unions.

Employee Benefits Plan

Our full-time employees in the PRC participate in a government-mandated defined contribution plan, under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require us to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were approximately US$2.8 million, US$3.1 million and US$4.1 million in 2008, 2009 and 2010, respectively.

We have granted share options to our employees pursuant to our KongZhong Corporation 2002 Equity Incentive Plan, or the 2002 Plan, and our KongZhong Corporation 2006 Equity Incentive Plan, or the 2006 Plan, as described in “Item 6 — Directors, Senior Management and Employees — Share Options.”

Properties

Our principal executive office currently occupies approximately 10,431square meters of office space in Beijing, the PRC, primarily under leases that will expire in August 2012. We expect to be able to renew these leases upon their expiration. In addition, we lease sales offices in 11 provinces throughout the PRC.

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

Telecom Regulations

In September 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either infrastructure telecommunications businesses or value-added telecommunications businesses, with WVAS, mobile games and Internet games classified as value-added telecommunications businesses. Pursuant to the Telecom Regulations, a commercial operator of value-added telecommunications business must obtain an operating license. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in the PRC.

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

Certain local governments have promulgated local rules applicable to Internet companies operating within their respective jurisdictions. In Beijing, the Beijing AIC has promulgated a number of Internet-related rules. In 2005, the Beijing AIC adopted the Administrative Rules on Filing Commercial Websites, which require owners of the domain names of commercial websites located within Beijing to file their website names and commercial websites with the Beijing AIC.

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

Regulation of Internet Culture Activities

On February 17, 2011, the MOC promulgated the Tentative Measures for Administration of Internet Culture, or the New Internet Culture Measures, which became effective as of April 1, 2011. The New Internet Culture Measures require Internet content providers that engage in commercial Internet culture activities to obtain an Internet culture business operations license from the MOC in accordance with the New Internet Culture Measures. The term “Internet culture activities” is defined as activities in connection with the provision of Internet cultural products and services, which mainly include: (1) producing, reproducing, importing, selling or broadcasting Internet cultural products; (2) publishing cultural products on the Internet or distributing cultural products through the Internet or other transmission medium to such consumer electronics as computers, fixed telephones, mobile phones, television sets and video game machines and Internet cafes for consumption by Internet users; and (3) holding exhibitions of and competitions involving Internet cultural products. The term “commercial Internet culture activities” is defined as activities that provide Internet cultural products and services for commercial purpose, including charging fees from Internet users or benefiting from electronic commerce, advertising and donation, among other commercial activities. Each of Beijing AirInbox, Dacheng and Xinreli has obtained an Internet culture business operations license from the MOC.

Software Products Registration

On April 10, 2009, the MIIT issued the Measures Concerning Software Products Administration, or the Software Measures. Under the Software Measures, producers of software products registered with the relevant PRC authorities may be entitled to certain preferential policies in PRC. Software developers or producers are allowed to sell or license their registered software products independently or through agents. Software products must be registered with the local provincial government authorities in charge of the information industry and filed with the MIIT. Upon registration, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. The MIIT and other relevant departments may carry out supervision and inspection over the development, production, operation and importing and exporting of software products in the PRC. Dacheng has registered the game Kung Fu World with the relevant PRC authority and has obtained software product registration certificates for Kung Fu World.

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

•
“Socially destabilizing content” includes any action that: (1) incites defiance or violation of PRC laws; (2) incites subversion of state power and the overturning of the socialist system; fabricates or distorts the truth, spreads rumors or disrupts social order; (3) advocates cult activities; or (4) spreads feudal superstition, involves obscenities, pornography, gambling, violence, murder or horrific acts or instigates criminal acts.

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

Technology of Import and Export

China imposes controls on technology import and export. On December 10, 2001, the State Council promulgated Regulations on Administration of Import and Export of Technologies. The term “technology import and export” is broadly defined in the regulations to include, without limitation, the transfer or license of patents, software and know-how, and the provision of services in relation to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by, or registration with, the relevant PRC governmental authorities. If we enter into licensing agreements with third parties outside of the PRC through our PRC entities, such licenses will be required to be registered with applicable PRC governmental authorities. We intend to register the licenses we have granted to the non-PRC entities.

Regulation of Online Publications

The GAPP is the government agency responsible for regulating publishing activities in the PRC. On December 30, 1997, the GAPP issued the Rules for the Administration of Electronic Publications, or Electronic Publication Rules, which took effect on January 1, 1998. These rules were replaced by new Electronic Publication Rules promulgated on February 21, 2008, which took effect on April 15, 2008. The Electronic Publication Rules regulate the production, publishing and importation of electronic publication in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other regulations issued by the GAPP, Internet games are classified as a kind of electronic production, and publishing of Internet games can be done only by licensed electronic publishing entities with standard publication codes.

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

The GAPP and the MIIT have not specified whether the aforementioned approval in the Internet Publishing Measures is applicable to dissemination of works through SMS, MMS, WAP, Java™, IVR, CRBT or other wireless technologies. If, in the future, the GAPP and the MIIT clarify that the Internet Publishing Measures are applicable to wireless value-added telecommunications services operators or issue new regulations or rules regulating wireless publishing, we may need to apply for a license or permit from governmental agencies in charge for our WVAS business. We cannot assure you that such application would be approved by the relevant governmental agencies. As the provision of Internet games is deemed an Internet publication activity, an Internet games operator needs to obtain an Internet publishing license in order to directly make its Internet games publicly available in PRC. Beijing AirInbox has obtained an Internet publishing license from the GAPP, and Dacheng is in the process of applying for an Internet publishing license from the GAPP. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Dacheng is applying for an Internet publishing license required under PRC regulations for its games. If it fails to obtain such license, it may become subject to various penalties, including restrictions on our operations.”

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

Pursuant to explanations of the Internet-based Audio-Video Regulations provided by the responsible persons at the SARFT and the MIIT in a press conference, providers who engaged in Internet-based audio-video programming services before the promulgation of the Internet-based Audio-Video Regulations and who have not violated any other laws or regulations are eligible to register their business and continue their operations. Beijing AirInbox has obtained an Internet-based Audio-Video License. However, given the short history of the Internet-based Audio-Video Regulations and the lack of interpretations, we cannot assure you that other of our operating companies will be qualified to apply for the Internet-based Audio-Video License or complete the required registration, and we can not assure you that we will be granted the Internet-based Audio-Video License.

Regulation of Internet Games

In addition to rules and regulations described above, the PRC authorities have promulgated other specific regulations for Internet games.

On July 12, 2005, the MOC and the MIIT promulgated the Opinions on the Development and Administration of Online Game, reflecting the PRC government’s intent to foster and control the development of the Internet games industry in China. Accordingly, the MOC will censor Internet games that “threaten state security,” “disturb the social order,” or contain “obscenity” or “violence”.

Many of our customers access our games in Internet cafes, which are also regulated by the PRC government. Internet cafes are required to obtain a license from the MOC and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and hours of operation. In 2004, the MOC, the SAIC and other PRC governmental authorities jointly issued a notice to suspend issuance of new Internet cafe licenses. Though this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the number and recipients of new licenses at their discretion. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafes, as a result of the occurrence of, and media attention on, gang fights, arsons or other incidents in or related to Internet cafes. On February 15, 2007, the MOC and other relevant governmental authorities jointly issued the Internet Cafes Notice, which suspended nationwide the approval for the establishment of new Internet cafes in 2007 and imposed tougher penalties for Internet cafes admitting minors. In 2008 and 2009, the MOC, SAIC and other relevant governmental authorities, individually or jointly, have issued several notices which provide various ways to strengthen the regulation of Internet cafes, including investigating and punishing the Internet cafes which accept minors, cracking down on Internet cafes without sufficient and valid licenses, limiting the total number of Internet cafes, screening unlawful games and websites, and improving the coordination of regulation over Internet cafes and Internet games. As many of our customers access our games from Internet cafes, any reduction in the number, or any slowdown in the growth, of Internet cafes in the PRC as a result of stricter Internet cafe regulation will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business, financial condition and results of operations.

In April 2007, the GAPP and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration (by Internet games players) system by all PRC Internet games operators, in an effort to curb addictive Internet games playing behaviors of minors. Under the anti-fatigue system, three hours or less of continuous playing by minors is considered to be “healthy”, three to five hours to be “fatiguing”, and five hours or more to be “unhealthy”. Game operators are required to reduce the value of in-game benefits to a player by half if the player has reached “fatiguing” level, and to zero in the case of “unhealthy” level. To identify whether a player is a minor and thus subject to the anti-fatigue system, a real-name registration system is also adopted, which requires Internet games players to register their real identity information before they play Internet games. Dacheng has successfully developed such an anti-fatigue system.

On September 7, 2009, the State Commission Office for Public Sector Reform issued the Notice on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation, Online Game and Comprehensive Law Enforcement in Culture Market in the ‘Three Provisions’ jointly promulgated by the MOC, SARFT and the GAPP, which took effect on the same date of promulgation. According to this notice, the GAPP is responsible for the examination and approval of the Internet games prior to being uploaded on the Internet, after which the Internet games shall be administrated by the MOC.

On September 28, 2009, the GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games which took effect on the same date of promulgation. This notice restates that foreign investors are not permitted to invest in Internet games operating businesses in the PRC through wholly-owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic Internet games operators through establishing other joint venture companies, or contractual or technical arrangements. According to this notice, where new versions, expansion packs or new content shall be updated for Internet games which have been approved by the GAPP, the operation entity shall undertake the same procedures for the examination and approval by the GAPP of such new versions, expansion packs or new content.

On November 13, 2009, the MOC issued the Circular on Improving and Strengthening the Administration of Content in Internet games. This circular emphasizes that correct cultural values shall be maintained to enhance the cultural implications of Internet games. Internet games which comprise mainly of killing beasts, combat and marriage shall be further restricted. Minors should be guided in their choice of games and their playing time should be limited through technical measures. This circular also requires Internet games operators to establish and maintain committees to monitor game content. Dacheng has established such a committee.

On June 22, 2010, the MOC issued the Provisional Measures for the Administration of Internet Games, or the Internet Game Measures, to strengthen the MOC’s supervision of the development, production, operation and issuance of Internet games. A company must obtain the Internet culture operation license in order to operate Internet games. Such permit is valid for three years and renewable before its expiration. The Internet Game Measures sets forth detailed restrictions on Internet games operations, such as examination and filing of Internet games’ content, installment of anti-fatigue system and implementation of real-name registration. Each of Beijing AirInbox, Dacheng and Xinreli has obtained Internet culture business operations license for our Internet games business.

Regulation of Virtual Currency

The use of “virtual currency”, which is typically used to purchase in-game virtual items, is also regulated by the PRC government. Under the Internet Cafes Notice described above, the People’s Bank of China is directed to strengthen the administration of virtual currency in Internet games to avoid any adverse impact on the economy and financial system of the PRC. This notice provides that the total amount of virtual currency issued by Internet games operators and the amount purchased by individual game players should be limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items.

On June 4, 2009, the MOC and Ministry of Commerce jointly issued a circular regulating the trading of Internet games virtual currencies. The circular clearly defines for the first time the meaning of virtual currency and places a set of restrictions on the trading and issuance of virtual currency. The circular also states that Internet games operators are not allowed to give out virtual items or virtual currency through lottery-base activities, such as lucky draws, betting or random computer sampling, in exchange for user’s cash or virtual money. This regulation is mainly targeted at lottery-based activities found in some Internet games.

On July 20, 2009, the MOC promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprise and Online Game Virtual Currency Trading Enterprise, which specifically define the meaning of “issuing enterprise” and “trading enterprise” and stipulate that both of these businesses may not be operated by the same enterprise.

According to the Internet Game Measures, a company must also obtain an Internet culture business operations license in order to issue and conduct transactions in virtual currency. Furthermore, the virtual currency issued by an Internet games operator can only be used to exchange for such operator’s Internet games assets. As an additional requirement, the Internet games operator must register the kind, price, total quantity of virtual currency used in its online games with the local provincial branch of the MOC.

Privacy Protection

The applicable PRC law does not prohibit Internet content providers from collecting and analyzing personal information from their users. We require the customers of our Internet games to accept a user agreement whereby they agree to provide certain personal information to us. Chinese law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

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

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which took effect on November 1, 2005. Notice 75 supersedes prior SAFE regulations promulgated in January and April of 2005. Notice 75 and relevant SAFE regulations require PRC residents to register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them and direct investment through such an offshore entity in the PRC. The term “PRC residents,” as used in Notice 75, includes not only PRC citizens but also other persons who habitually reside in the PRC for economic benefit. These PRC residents are required to register with the relevant SAFE branch before establishing or taking control of such an offshore entity and complete amended registrations with the relevant SAFE branch upon: (i) injection of equity interests or assets of an onshore enterprise into the offshore entity; (ii) subsequent overseas equity financing by such offshore entity; or (iii) any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. The PRC residents who have already incorporated or gained control of offshore entities that had completed onshore investments in the PRC before Notice 75 took effect must register with the relevant local SAFE branch on or before March 31, 2006. In addition, such PRC residents are required to repatriate into the PRC all of their dividend profits or capital gains from their shareholdings in the offshore entity within 180 days of their receipt of such profits or gains.

The registration set forth by Notice 75 and relevant SAFE regulations are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investment or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.

A number of terms and provisions in Notice 75 and relevant SAFE regulations remain unclear. Due to the uncertainty regarding the interpretation and implementation of Notice 75 and relevant SAFE regulations, we cannot predict how such notice and regulations will affect our business operations or future strategies. For example, the ability of our present and prospective PRC subsidiaries to conduct foreign exchange activities, such as remitting dividends and foreign currency-denominated borrowings, may be subject to compliance with requirements of Notice 75 and relevant SAFE regulations by the PRC resident holders of our ordinary shares and ADSs. Despite our efforts to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related foreign exchange regulations. In particular, we cannot assure you that we will be able to cause all the present or prospective PRC resident holders of our ordinary shares or ADSs to comply with all SAFE regulations. A failure by the PRC resident holders of our ordinary shares or ADSs to comply with Notice 75 and relevant SAFE regulations or our inability to secure required approvals or registrations may subject us to fines or legal sanctions, limit our subsidiaries’ ability to make distributions or pay dividends, restrict our overseas or cross-border investment activities or affect our ownership structure, any of which could affect our business and prospects.

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

Overview

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users. We began providing WVAS on the networks of China Mobile in 2002. Since 2004, we have provided WVAS on the networks of China Unicom, China Telecom and China Netcom, the other major telecommunications operators in the PRC. We have also been offering news, entertainment and community services through our wireless Internet sites, including Kong.net, ko.cn and ct.cn, since 2004. In 2008, we began reporting our mobile games business as a stand-alone business segment, while it was previously reported as part of our WVAS business. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC.

We were incorporated under the laws of the Cayman Islands on May 6, 2002. Our revenues were US$149.6 million in 2010 compared to US$131.3 million in 2009. Our net income was US$11.9 million in 2010 compared to a net income of US$12.6 million in 2009.

We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of their development, particularly in new and rapidly evolving markets such as the WVAS, mobile games and Internet games markets.

The major factors affecting our financial condition and results of operations include:

•	growth of the WVAS, mobile games and Internet games markets in the PRC;

•	development of competing services from China Mobile, other PRC telecommunications operators and other enterprises in the WVAS, mobile games and Internet games markets in the PRC;

•	changes in laws, rules and regulation affecting our businesses;

•	attractiveness and variety of our products and services;

•	our product development effort to capitalize on market opportunities;

•	effectiveness of our marketing and promotional activities;

•
technological advancement of the mobile telecommunications market, including the adoption of 2.5G, 3G and subsequent standards of mobile handsets and networks, and the Internet games market in the PRC;

•	changes in the policies or guidelines of China Mobile and other PRC telecommunications operators with respect to our WVAS and mobile games businesses;

•
change in the number, scope and terms of our cooperation arrangements with the telecommunications operators, content providers, mobile handset manufacturers, mobile handset distributors and other key players in the PRC’s mobile telecommunications industry;

•
increased competition in the mobile games and Internet games market from the more established companies that develop and operate personal-computer-based games, as well as the emergent mobile platform application developers;

•
the successfully launches of our new Internet games, which depend on our ability to anticipate and effectively respond to the changing consumer taste and preferences and technological advances in a timely manner; and

•	our ability to license quality Internet games from other Internet games developers that complement our internally-developed Internet games.

In order to reduce the risk that our financial condition and results of operations will be overly dependent upon, and disproportionately impacted by, any particular service offering, technology platform or telecommunications operator, we have sought to broaden the range of our services, expand our distribution channels, cultivate new relationships with telecommunications operators and develop our Internet games business, which is less dependent on the telecommunications operators than either WVAS or mobile games business. Our acquisition of Dacheng is also part of this diversification strategy.

Prior to 2008, we operated two segments, WVAS and WIS. As our mobile games business grew over time, it has required separate management in respect of decision making, allocation of resources and assessment of performance. We anticipate that mobile games would become a significant contributor to our future revenues. As a result, we began reporting three business segments in 2008, which were WVAS, mobile games and WIS. In 2010, we consolidated the majority of the WIS business segment, including our operation of Kong.net and ct.cn, into our WVAS business segment to reflect certain changes in our existing WIS business, to further streamline our WIS operations and to take advantage of the synergies between our operation of Kong.net and ct.cn and our WVAS business. We expect a key factor in the future revenue growth for our WIS business to be our partnership with China Mobile’s mobile literature and WAP platforms. The future growth of our WIS business, particularly our operation of Kong.net and ct.cn, is expected to be more dependent on our WVAS business and the partnership we have with China Mobile. Due to this anticipated synergy between our WVAS and WIS businesses, we believe it is more appropriate to combine our WIS business into our overall WVAS business. We have restated the segment reporting information in 2008 and 2009 for our WVAS business segment to include the results of our former WIS business segment.

Revenues

The following table sets forth the revenues attributable to services derived from the WVAS, mobile games and Internet games segments in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2008			2009			2010
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
WVAS	US$	88,946.4	92.0%		104,001.6	79.2%		83,280.3	55.7%
Mobile games		7,743.3	8.0		27,296.6	20.8		49,171.5	32.8
Internet games		-	-		-	-		17,131.6	11.5
Total	US$	96,689.7	100.0%	US$	131,298.2	100.0%	US$	149,583.4	100.0%

The following table sets forth the revenues attributable to services derived from each of our 2G and 2.5G technology platforms in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2008			2009			2010
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
2G services
SMS	US$	42,228.8	43.7%	US$	44,484.6	33.9%	US$	34,485.6	23.1%
IVR		10,312.7	10.7		19,512.7	14.9		17,706.8	11.8
CRBT and others		10,746.4	11.1		18,694.5	14.2		21,057.4	14.1
Subtotal		63,287.9	65.5%		82,691.8	63.0%		73,249.8	49.0%
2.5G services
WAP	US$	8,994.1	9.3%	US$	13,106.2	10.0%	US$	4,485.8	3.0%
MMS		16,664.4	17.2		8,203.6	6.2		5,544.7	3.7
Subtotal	US$	25,658.5	26.5%	US$	21,309.8	16.2%	US$	10,030.5	6.7%
Total WVAS revenues	US$	88,946.4	92.0%	US$	104,001.6	79.2%	US$	83,280.3	55.7%

WVAS Revenues

Prior to 2004, we generated all of our revenues from fees paid by mobile phone users who use our services through China Mobile’s network. Starting from 2004, we began cooperating with China Unicom, China Netcom and China Telecom and received revenues from services provided on their networks. In order to reduce our dependence on China Mobile for our WVAS business, we acquired Sharp Edge in January 2006, which derived most of its revenues from China Unicom, China Netcom and China Telecom. However, our dependence on China Mobile increased in 2010, as China Unicom and China Telecom de-emphasized their WVAS businesses relative to China Mobile. Our WVAS business through China Mobile grew as a result. As a percentage of our total WVAS revenues, WVAS revenues received through China Mobile accounted for 73%, 72% and 71% in 2008, 2009 and 2010, respectively. We expect to continue grow our existing WVAS business through China Mobile’s WVAS platform. However, due to our dependence on China Mobile for a substantial amount of our WVAS revenues going forward, our working relationship with China Mobile is critical to the operation and continued development of our WVAS business. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Businesses — We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.”

We allocate our WVAS resources based on the geographic concentration of our customers. Due to our customer base being primarily concentrated in the coastal regions of the PRC, we generally allocate more of our WVAS resources to these regions, including maintaining sales offices in most of the coastal regions of the PRC.

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

Billing policies of the telecommunications operators have historically had a significant impact on our WVAS revenues. Since the second half of 2004, China Mobile and its provincial subsidiaries have been gradually implementing a series of policies designed to improve customer service and satisfaction. These policies include:

•	not recognizing revenues to us and other service providers for MMS messages that cannot be delivered because of network or handset problems;

•	canceling monthly subscriptions of customers who have not accessed their WVAS subscriptions for a certain period of time;

•	implementing more complicated procedures for customers to confirm new subscriptions to certain WVAS; and

•	removing from subscriber lists those customers who fail to pay China Mobile or the provincial subsidiaries, or who cannot be billed because they use pre-paid telecommunications service cards.

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

As a result of these new measures, monthly subscriptions no longer account for the majority of our WVAS revenues. Furthermore, mainly because of these new measures, our WVAS revenues in 2007 decreased to US$70.2 million from US$104.0 million in 2006.

On November 30, 2009, China Mobile implemented a series of measures targeted at eliminating offensive or unauthorized content, including pornographic content, on Chinese-based WAP sites. As a result, China Mobile and other Chinese telecommunications operators suspended billing for their customers for all WAP and G+ mobile gaming platform services, including those services that do not contain offensive or unauthorized content, on behalf of third party service providers of such services. China Mobile and other operators have not yet indicated how long these new measures would last or whether they would expand their current measures.

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

Our WVAS revenues were US$88.9 million, US$104.0 million, US$83.3 million in 2008, 2009 and 2010, respectively.

Mobile Games Revenues

Mobile games revenues include revenues from mainly two types of games: the traditional downloadable games, such as those on the Java™ platform, and the online mobile games under the MMORPG model. Principally as a result of our efforts in developing our mobile games business, decreases in 2.5G data tariffs and the increased penetration of higher-end handsets capable of playing mobile games, our mobile games revenues increased to US$49.2 million in 2010 from US$27.3 million in 2009 and US$7.7 million in 2008.

We offer substantially all of our mobile games through the networks of China Mobile. In 2010, we continued to increase our cooperation with China Mobile through a subscription-based mobile games download service launched by China Mobile. Since China Mobile introduced this service, it has been, and is expected to continue to be, a major driver for growth in our mobile games segment. In 2010, we derived 57.9% of our mobile games revenues from the monthly subscription fees paid by our customers. As a percentage of our total mobile games revenues, mobile games revenues received through China Mobile accounted for 94.7%, 98.5% and 98.4% in 2008, 2009 and 2010, respectively. We expect to continue our cooperation with China Mobile and to continue growing the subscription-based mobile games download service. However, due to our dependence on China Mobile for substantially all of our mobile games revenues, our working relationship with China Mobile is critical to the operation and continued development of our mobile games business. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Businesses — We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.”

In 2010, revenues from online mobile games were derived mainly from two games, Tian Jie (Reincarnation) Online and Fengshen, which represented 5.1% of our mobile games revenues in that year. We plan to diversify the offerings of our mobile games and expect our mobile games revenues to continue to increase in 2011, both in absolute terms and as a percentage of our total revenues, as we continue to accelerate our product development efforts and expand our distribution channels. We also expect our downloadable mobile games, which are dependent on monthly subscription packages and which we offer in cooperation with China Mobile, to be a key contributor to our overall mobile game business.

Internet Games Revenues

The Internet games revenues are primarily derived from Internet games operation revenues and licensing revenues. We earn Internet games operation revenues through providing Internet games services to players under an item-based revenue model. Under such a model, the basic functions of a game are free of charge, and, instead, players are charged for purchases of in-game items, which can enhance the game-playing experience. In 2010, we derived substantially all of our Internet games revenues from revenues generated through our internally-developed Internet games. We expect to supplement this stream of revenues in 2011 with revenues that we expect to generate from our licensed Internet games, such as the World of Tanks game, a popular Internet games we licensed in 2010.

Revenues from the sales of in-game items are recognized when the items are consumed by the customers or over the estimated lives of the items. The average period that players typically play the game and other player behavior patterns, which are affected by various factors such as acceptance and popularity of expansion packs, promotional events and market conditions, are utilized to arrive at the best estimates for lives of these in-game items. We assess the estimated lives of in-game items for all of our games on a quarterly basis. If there are indications of any significant changes to the estimated lives of the in-game items, such changes would be applied in the period of change prospectively.

Under the item-based revenue model, proceeds received from sales of online points, which can be used to purchase in-game items, to players are recorded as deferred revenues, while proceeds received from sales of online points to third parties other than players and sales of prepaid game cards, which can also be used to purchase in-game items, are initially recorded as advances from customers. As we do not have control and generally do not know the ultimate selling price of the prepaid game cards or online points sold by the distributors, net proceeds from distributors are recorded as advances from customers. Upon activation of the game cards or the online points, these advances from customers are immediately transferred to deferred revenues.

In addition, we entered into licensing arrangements with various licensees to operate our games in the PRC and in other countries and regions. These licensing agreements provide for two revenue streams: the initial fees and the usage-based royalty fees. In certain licensing arrangements, we provide free upgrades, maintenance support and training, which are our post-sale customer support, or PCS, for the first year. The licensees have the option to purchase PCS in subsequent years at specified renewal rates. In these arrangements, we allocate the initial fee into two parts. The first part represents the license of the game and is recognized as license revenue immediately upon the launch of the games in foreign countries or regions. The second part represents fees for the PCS and is recognized ratably over the contractual period of the PCS. In other licensing arrangements, we provide PCS over the full licensing period for no additional charge. In such cases, the total amount of the initial fee is recognized ratably over the full contractual licensing period.

According to our license agreements, we are also entitled to ongoing usage-based royalties determined based on the amount of fees charged to the players' accounts or services payable by players in a given country or region. The usage-based royalties are recognized when they are earned, provided that the collection is probable.

Our Internet games revenues were US$17.1 million in 2010, of which US$12.1 million were game operation revenues and US$5.0 million were licensing revenues.

 Cost of Revenues

Our cost of revenues includes WVAS cost of revenues, mobile games cost of revenues and internet games cost of revenues.

WVAS Cost of Revenues

Our WVAS cost of revenues includes the following:

•
Service fees payable by us to the telecommunications operators. In the case of China Mobile and its subsidiaries, service fees are generally 15% to 60% of the revenues, while in the case of China Unicom and China Telecom, service fees are in the range of 15% to 52%, varying according to the service platform. We are not obligated to pay the service fees to the telecommunications operators if the customers cannot be billed or do not pay the telecommunications operators;

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

•	Bandwidth leasing charges and depreciation and facility costs relating to equipment used to provide WVAS; and

•	Depreciation and facility maintenance.

Our total WVAS cost of revenues in 2008, 2009 and 2010 was US$48.1 million, US$54.3 million and US$48.3 million, respectively. As a percentage of our WVAS revenues, our WVAS cost of revenues in 2008, 2009 and 2010 was 54.1%, 52.2% and 58.0%, respectively. In 2010, service fees to the telecommunications operators represented approximately 43%, payments to handset manufacturers represented approximately 23%, net transmission charges to the telecommunications operators represented approximately 4%, payments to content providers represented approximately 20%, payment to other cooperation partners represented approximately 5% and bandwidth leasing charges, depreciation and other facility costs represented approximately 5% of our WVAS cost of revenues.

Our WVAS cost of revenues decreased in 2010 as a result of a decrease in the volume of our services and the related revenues, which was partially offset by increases in compliance costs related to the changes in our WVAS business required by polices implemented in 2009 by the PRC telecommunications operators. As our overall WVAS revenues decreased, the amount that we paid to telecommunications operators in service fees and net transmission charges also decreased. The service fees that we paid to other business partners, including mobile handset manufacturers and media partners, also decreased as we sought to diversify our non-operator distribution channels.

As part of our business strategy, we expect to continue to pursue more cooperation arrangements with business partners, such as handset manufacturers, because these arrangements make it easier for customers to access our products and services and are a cost-effective way to increase our market share as compared to traditional advertising. However, as we generally pay higher rates of service fees, in terms of percentages of revenues generated from cooperation arrangements, to such business partners than those paid to telecommunications operators, this strategy may result in a decrease in our gross profit margin.

Mobile Games Cost of Revenues

Our mobile games cost of revenues consists mainly of service fees and net transmission charges to the telecommunications operators, payments to content providers for the use of their content and bandwidth leasing charges.

Total mobile games cost of revenues in 2008, 2009 and 2010 was US$3.5 million, US$11.7 million and US$29.6 million, respectively. The increase in mobile games cost of revenues in 2010 resulted largely from an increase in our overall mobile games business and associated service fees paid to telecommunications operators. In 2010, we began offering subscription-based mobile games download services through our partnership with China Mobile. Based on our agreement with China Mobile, we share approximately 50% of our subscription-based revenues with China Mobile, compared to approximately 15% for single-download games. See “Item 4. — Information on the Company — Business Overview — Material Contracts with Telecommunications Operators for WVAS and Mobile Games.” Largely as a result of the success of this subscription-based mobile game download service, our mobile games cost of revenues in 2010 has increased by over 150% from 2009. To a lesser extent, the increase was also due to an increase in the payments to content providers and licensors and higher bandwidth leasing charges associated with our online mobile games. While we do not expect a similar percentage increase in our mobile games cost of revenues in 2011, our mobile games cost of revenues is likely continue to increase as we continue to grow our overall mobile games business.

We intend to develop internally the majority of our mobile games, which generally have lower cost of revenues. However, in order to expand our mobile games business and increase our market share, we also plan to actively identify quality mobile games to be acquired or licensed from third parties.

Internet Games Cost of Revenues

Our Internet games cost of revenues consists mainly of labor cost, bandwidth leasing charges, depreciation and facility costs relating to equipment used to provide Internet games services. Our total Internet games cost of revenues in 2010 was US$2.3 million. We began acquiring licenses to operate Internet games from other Internet games developers in 2010, as part of our plan to grow our portfolio of licensed Internet games that complement our internally developed games. We expect our Internet games cost of revenues to increase in 2011 as we develop and license more Internet games.

Operating Expenses

Our operating expenses include product development, sales and marketing and general and administrative expenses.

The following table sets forth operating expenses data in terms of amount and as a percentage of our revenues for the periods indicated:

	For the year ended December 31,
	2008			2009			2010
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Product development	US$	15,180.8	15.7%	US$	18,272.0	13.9%	US$	23,964.7	16.0%
Sales and marketing		21,338.9	22.1		17,821.2	13.6		18,975.6	12.7
General and administrative		8,800.4	9.1		10,186.9	7.8		10,481.8	7.0
Goodwill and intangible assets impairment loss		—	—		21,623.3	22.4		8,728.9	5.8
Total	US$	66,943.4	69.3%	US$	46,280.1	35.3%	US$	62,151.0	41.5%

Product Development Expenses

Our product development expenses consist primarily of compensation and benefits for our product development team. Our product development expenses in 2008, 2009 and 2010 were US$15.2 million, US$18.3 million and US$24.0 million, respectively. We expect our product development expenses to increase in 2011 as we continue to expand our offerings in mobile games and Internet games.

Sales and Marketing Expenses

Our sales and marketing expenses consist mainly of expenses associated with sponsoring promotional events and compensation and benefits for our sales, marketing and customer service teams. Our sales and marketing expenses in 2008, 2009 and 2010 were US$21.3 million, US$17.8 million and US$19.0 million, respectively. We expect our sales and marketing expenses to increase in 2011, as we plan to increase our efforts to promote our Internet games and mobile games.

General and Administrative Expense

Our general and administrative expenses consist primarily of compensation and benefits for general management, finance and administrative personnel, professional fees and other office expenses. Our general and administrative expenses in 2008, 2009 and 2010 were US$8.8 million, US$10.2 million and US$10.5 million, respectively. We expect our general and administrative expenses to increase if our business grows in future periods as we may also incur more expenses relating to employee compensation and other administrative and/or professional fees.

Impairment of Goodwill and Intangibles

In 2008, due to the rapid deterioration of conditions in the global capital markets and, as a consequence, the significant drop in our market capitalization, we performed a goodwill impairment test in the third quarter of 2008 and found that the goodwill in our WVAS unit was impaired, thus necessitating an impairment charge of $21.6 million. We re-evaluated the goodwill impairment during our annual goodwill impairment test in December 2008 and determined that there was no additional goodwill impairment as of December 31, 2008. In the annual goodwill impairment test conducted in December 2009, the fair value of each reporting unit substantially exceeded its carrying value. Consequently, no goodwill impairment was recorded in 2009.

As certain of our Internet games performed significantly below our expectations, the goodwill and intangible assets impairment test performed in December 2010 found that the goodwill and intangible assets in the Internet games unit were impaired, resulting in a total impairment charge of US$8.7 million.

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

WVAS Revenues

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

In 2009 and 2010, estimated revenues generally accounted for less than 5% of our reported quarterly revenues and less than 2% of our reported annual revenues. Our estimates are based on:

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

•
Delivery failure. When telecommunications operators send us delivery confirmations within 72 hours of our delivery of value-added services, the confirmations will indicate three possible outcomes: success, failure or unknown. Our internal system recognizes successful confirmations as services provided. As a result, discrepancies may exist between our records and the monthly statement provided by the telecommunications operators for confirmations marked as “unknown” where our services were successfully delivered or where the confirmation was incorrect.

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

In 2010, the average time from our receipt of statements from the telecommunication operators until they paid us the amounts due under such statements was approximately 57 days. We cannot assure you that our period to collect accounts receivables will not increase in the future.

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

Mobile Games Revenues

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

Internet Games Revenues

We derive Internet games revenues primarily from Internet games operation revenues and licensing revenues. We earn Internet games operation revenues through providing Internet games services to players under an item-based revenue model. Under such a model, the basic functions of a game are free of charge, and players are charged for purchases of in-game items, which can enhance the game-playing experience. Revenues from the sales of in-game items are recognized when the items are consumed by the customers or over the estimated lives of the items. The average period that players typically play the game and other player behavior patterns, which are affected by various factors such as acceptance and popularity of expansion packs, promotional events and market conditions, are utilized to arrive at the best estimates for lives of these in-game items. We assess the estimated lives of in-game items for all of our games on a quarterly basis. If there are indications of any significant changes to the estimated lives of the in-game items, such changes would be applied in the period of change prospectively.

Under the item-based revenue model, proceeds received from sales of online points, which can be used to purchase in-game items, to players are recorded as deferred revenues, while proceeds received from sales of online points to third parties other than players and sales of prepaid game cards, which can also be used to purchase in-game items, are initially recorded as advances from customers. As we do not have the control and generally do not know the ultimate selling price of the prepaid game cards or online points sold by the distributors, net proceeds from distributors are recorded as advances from customers. Upon activation of the game cards or the online points, these advances from customers are immediately transferred to deferred revenues.

In addition, we enter into licensing arrangements with various licensees to operate our games in other countries and regions. These licensing agreements provide for two revenue streams: the initial fees and the usage-based royalty fees. In certain licensing arrangements, we provide free PCS such as upgrades, maintenance support and training for the first year. The licensees have the option to purchase PCS in subsequent years at specified renewal rates. In these arrangements, we allocate the initial fee into two parts. The first part represents the license of the game and is recognized as license revenue immediately upon the launch of the games in foreign countries or regions. The second part represents fees for the PCS and is recognized ratably over the contractual period of the PCS. In other licensing arrangements, we provide PCS over the full licensing period for no additional charge. In such cases, the total amount of the initial fee is recognized ratably over the full contractual licensing period.

According to our license agreements, we are also entitled to ongoing usage-based royalties determined based on the amount of fees charged to the players' accounts or services payable by players in a given country or region. The usage-based royalties are recognized when they are earned, provided that the collection is probable.

Share-based Compensation Expense

Our share-based employee compensation plans are described in more detail under “Item 6 — Directors, Senior Management and Employees — Share Options.” Share-based compensation to employees is measured based on the fair value of the equity instrument on its grant date. Our company recognizes these compensation costs net of a forfeiture rate on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award. The forfeiture rate is estimated based on historical forfeiture data and will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on our consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. We perform our annual goodwill impairment test on December 31 of each fiscal year for all reporting units. Goodwill is tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liability representing the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

As of December 31, 2008 and 2009, we had three reporting units: WVAS, mobile games and WIS. In 2010, we consolidated the majority of our WIS business unit, including our operation of Kong.net and ct.cn, into our WVAS business unit. As a result of the consolidation, we no longer generate or review the financial information of the WIS business separately. Furthermore, as a result of the consolidation, we reallocated US$2.7 million in goodwill from the previous WIS business, as of December 31, 2009, to our WVAS business retroactively, to reflect the changes in reporting units for all the periods presented. Also in 2010, we acquired Dacheng, which became our new business unit, Internet games. As of December 31, 2010, we had three reporting units: WVAS, mobile games and Internet games.

We estimate the fair value of our reporting units using the income approach valuation, which includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology.  The discounted cash flows for each reporting unit are based on discrete four to five years financial forecasts developed by the management for planning purposes.  Cash flows beyond the forecasted period and discrete forecast are estimated using a terminal value calculation, which incorporates historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies.  Publicly available information with respect to the market capitalization of our company is also considered in assessing the reasonableness of the aggregate fair value of our reporting units, estimated using the discounted cash flow methodology.  In 2008, 2009 and 2010, we recognized goodwill impairments of US$21.6 million, US$0 and US$3.0 million, respectively.

The following table sets forth the details of the goodwill impairment test as of December 31, 2010.

	WVAS	Mobile Games	Internet Games
	(in thousands of U.S. dollars)
Estimated fair value	88,540	78,411	78,688
Carring value net	83,649	41,344	78,885
Percentage by which the fair value exceed or (below) the carrying value	6%	90%	-0.2%
The estimated fair value of goodwill allocated to the reporting unit	*	*	62,489
The carrying value of goodwill	41,807	5,033	63,550
Foreign currency adjustment	*	*	-1,937
Goodwill impairment loss	*	*	-2,998

  * As the fair value of the reporting unit exceeded its carrying amount, goodwill was not considered to be impaired and the second step was not required.

The principal assumptions made by management in determining goodwill impairment as of December 31, 2010 include the following:

•
the annual revenue growth rate will be in the range of 5% to 22%, 3% to 10% and 20% to 36%  for our WVAS,  mobile games and Internet games units, respectively, and the cost and expense structure will remain consistent with historical trends in the coming four years, with reference to the overall and industry specific economic conditions and trends, the historical financial performance and the up-to-date business performance;

•	cash flow discount rates of 20.5%, 21.0% and 21.5% and terminal value growth rates of 3%, 3% and 3% were used for the WVAS, mobile game and internet game units, respectively;

•	there will be no major changes in the existing political, legal, fiscal and economic conditions in the PRC;

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

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a certain period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We have concluded that there were no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2008, 2009 and 2010. We did not incur any interest and penalties related to potential underpaid income tax expenses and also do not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. However, taxes relating to 2008 to 2010 remain subject to examination by the PRC tax authorities.

Business Combinations

We account for acquired businesses using the purchase method of accounting. On January 1, 2009, we adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any noncontrolling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, we have estimated their fair value as of the date of acquisition.

From January 1, 2009, where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions after the acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date. If recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to January 1, 2009, contingent consideration was not recorded until the contingency was resolved.

Recently Issued Accounting Standards

See Note 2 to our consolidated financial statements included elsewhere in this annual report for recently issued accounting standards that we believe may have implications on our financial statements for future periods.

Recent Developments

Results of Operations for the Three Months Ended March 31, 2010 and 2011

On May 24, 2011, we announced our unaudited financial results of the first quarter of 2011. The following table sets forth certain unaudited financial data for the three months ended March 31, 2010 and 2011.

	For the three months ended March 31,
	2010(1)		2011
	Amount	Percentage of revenues	Amount	Percentage of revenues
	(unaudited) (in thousands of U.S. dollars, except percentages)
Revenues
WVAS	26,921	66.2%	21,358	53.2%
Mobile games	9,476	23.3	12,269	30.6
Internet games	4,239	10.5	6,500	16.2
Total revenues	40,636	100.0%	40,127	100.0%

Sales tax
WVAS	(475)	(1.2)%	(381)	(0.9)%
Mobile games	(252)	(0.6)	(178)	(0.5)
Internet games	(98)	(0.2)	(280)	(0.7)
Total sale tax	(825)	(2.0)%	(839)	(2.1)%

Cost of revenues
WVAS	(16,042)	(39.5)%	(13,111)	(32.7)%
Mobile games	(5,601)	(13.8)	(7,760)	(19.3)
Internet games	(454)	(1.1)	(1,882)	(4.7)
Total cost of revenues	(22,097)	(54.4)%	(22,753)	(56.7)%

Gross profit (loss)
WVAS	10,404	25.6%	7,866	19.6%
Mobile games	3,623	8.9	4,331	10.8
Internet games	3,687	9.1	4,338	10.8
Total gross profit	17,714	43.6%	16,535	41.2%

Operating expenses:
Product development	(6,841)	(16.8)%	(3,606)	(9.0)%
Sales and marketing	(4,406)	(10.9)	(4,831)	(12.0)
General and administrative	(2,796)	(6.9)	(2,939)	(7.3)
Total operating expenses	(14,043)	(34.6)%	(11,376)	(28.3)%
Change in fair value of contingent consideration for business acquisition	_	_	(3,730)	(9.3)%
Income from operation	3,671	9.0%	1,429	3.6
Interest income	406	1.0	686	1.7
Investment income	132	0.3	293	0.7
Loss on extinguishment of debt upon prepayment of convertible senior note	_	_	(1,567)	(3.9)
Interest expense for convertible senior notes	(253)	(0.6)	(230)	(0.6)
Net income before tax expense	3,956	9.7	611	1.5
Income tax expense	(791)	(1.9)	(1,067)	(2.7)
Net income (loss)	3,165	7.8%	(456)	(1.1)%

(1)
We combined our wireless WIS business into our WVAS business in the third quarter of 2010. The segment reporting information of the WIS business in the three months ended March 31, 2010 has been combined into that of WVAS retrospectively to reflect the change in operating segements.

Revenue. Our total revenues decreased by 1.3% to US$40.1 million in the three months ended March 31, 2011 from US$40.6 million in the same period in 2010. The decrease was primarily due to the decrease in our WVAS revenues, partially offset by the increase in our mobile games revenues and Internet games revenues.

Our WVAS revenues decreased by 20.7% to US$21.4 million in the three months ended March 31, 2011 from US$26.9 million in the same period in 2010, mainly due to policies implemented by the PRC telecommunications operators since late 2009, which resulted in the suspension of billing on WAP and G+ mobile games by China Mobile and other PRC telecommunications operators on behalf of third party service providers of such services. The new policies also resulted in the implementation of a series of measures targeted at improving the user experience of mobile-handset-embedded services, as well as the addition of a new SMS code management system. Due to the implementation of these new policies by the PRC telecommunications operators, revenues from our 2G services decreased by 29.2% to US$16.9 million in the three months ended March 31, 2011 from US$23.8 million in the same period in 2010. However, revenues from our 2.5G services increased by 114.3% to US$4.5 million in the three months ended March 31, 2011 from US$2.1 million in the same period in 2010, due to the growth of the mobile e-book services we offer in partnership with China Mobile.

Our mobile games revenues increased by 29.5% to US$12.3 million in the three months ended March 31, 2011 from US$9.5 million in the same period in 2010. This increase in revenues was primarily due to the continued growth of our cooperation with China Mobile on a new subscription-based mobile games downloaded service China Mobile launched in late 2009.

Our Internet games revenues increased by 53.3% to US$6.5 million in the three months ended March 31, 2011 from US$4.2 milion in the same period in 2010, primarily due to contributions from the World of Tanks game we launched in March 2011 and increased contributions from the overseas license fees we generated from our other Internet games.

Sales Tax. Our total sales tax increased by 1.7% to US$0.84 million in the three months ended March 31, 2011 from US$0.83 million in the same period in 2010.

Our WVAS sales tax decreased by 19.8% to US$0.4 million in the three months ended March 31, 2011 from US$0.5 million in the same period in 2010. The decrease was mainly due to a decrease in the volume of our WVAS business.

Our mobile games sales tax decreased by 29.4% to US$0.2 million in the three months ended March 31, 2011 from US$0.3 million in the same period in 2010, primarily due to a decrease in our taxable revenue.

Our Internet games sales tax increased by 185.7% to US$0.3 million in the three months ended March 31, 2011 from US$0.1 million in the same period in 2010, primarily due to an increase in the voloume of our Internet games business.

Cost of Revenues. Our total cost of revenues increased by 3.0% to US$22.8 million in the three months ended March 31, 2011 from US$22.1 million in the same period in 2010, principally as a result of the increase in our Internet games business and the increase in our mobile games business and the associated costs, partially offset by the decrease in our WVAS cost of revenues.

Our WVAS cost of revenues decreased by 18.3% to US$13.1 million in the three months ended March 31, 2011 from US$16.0 million in the same period in 2010. This increase was largely due to a decrease in the volume of our WVAS business.

Our mobile games cost of revenues increased by 38.5% to US$7.8 million in the three months ended March 31, 2011 from US$5.6 million in the same period in 2010, mainly due to an increase in the volume of our mobile games business.

Our Internet games cost of revenues increased by 314.5% to US$1.9 million in the three months ended March 31, 2011 from US$0.5 million in the same period in 2010, mainly due to an increase in the costs associated with operating the World of Tanks game, which had higher costs than our internally-developed games.

Gross Profit and Gross Margin. Our total gross profit decreased by 6.7% to US$16.5 million in the three months ended March 31, 2011 from US$17.7 million in the same period in 2010, due to the decrease in our WVAS business. Our gross margin decreased to 41.0% in the three months ended March 31, 2011 from 44.0% in the same period in 2010.

Our WVAS gross profit decreased by 24.4% to US$7.9 million in the three months ended March 31, 2011 from US$10.4 million in the same period in 2010, primarily due to the policies implemented by the PRC telecommunications operators since late 2009. Our WVAS gross margin decreased slightly to 37.0% in the three months ended March 31, 2011 from 39.0% in the same period in 2010.

Our mobile games gross profit increased by 19.5% to US$4.3 million in the three months ended March 31, 2011 from US$3.6 million in the same period in 2010, largely due to the growth in our mobile games business. Our mobile games gross margin decreased slightly to 35.0% in the three months ended March 31, 2011 from 38.0% in the same period in 2010.

Our Internet games gross profit increased by 17.7% to US$4.3 million in the three months ended March 31, 2011 from US$3.7 million in the same period in 2010, primarily due to the growth in our Internet games business. Our Internet games gross margin decreased to 67.0% in the three months ended March 31, 2011 from 87.0% in the same period in 2010, mainly due to an increase in the costs associated with operating the World of Tanks game, which had higher costs than our internally-developed games.

Operating Expernses. Our total operating expenses decreased by 19.0% to US$11.4 million in the three months ended March 31, 2011 from US$14.0 million in the same period in 2010.

Product development expenses decreased by 47.3% to US$3.6 million in the three months ended March 31, 2011 from US$6.8 million in the same period in 2010. This decrease was partly due to measures we undertook in the second half of 2010 to improve the efficiencies of our WVAS and WIS businesses, as part of the integration of our WIS business into our WVAS business. The decrease was also due to a reduction in the amortization expenses relating to certain intangible assets, as a result of the impairment of the intangible assets in 2010.

Our sales and marketing expenses increased by 9.6% to US$4.8 million in the three months ended March 31, 2011 from US$4.4 million in the same period in 2010. This increase was primarily due to activities related to the launch of the World of Tanks game and our self-developed Internet games.

Our general and administrative expenses increased by 5.1% to US$2.9 million in the three months ended March 31, 2011 from US$2.8 million in the same period in 2010, mainly due to the additional expenses associated with integrating Dacheng into our company.

Change in Fair Value of Contingent Consideration for Business Acquisition. We acquired Dacheng in January 2010. Parts of the total consideration for Dacheng were contigent on an earn-out mechanism based on Dacheng’s financial performance in 2010. As of December 31, 2010, based on the estimated financial performance of Dacheng in 2010, the total consideration was estimated to be US$64.3 million. However, when the contingency was completely resolved in March 2011, the total consideration was US$3.7 million more than the estimate of US$64.3 million as of December 31, 2010. This increase was reflected as a loss in our net income in the three months ended March 31, 2011.

Income Tax. Our income tax increased by 34.9% to US$1.1 million in the three months ended March 31, 2011 from US$0.8 million in the same period in 2010, primarily due to the increase in our taxable income.

Net Income. As a result of the foregoing, our net loss was US$0.5 million in the three months ended March 31, 2011, compared to a net income of US$3.2 million in the same period in 2010.

Results of Operations

Results of Operations for the Years Ended December 31, 2008, 2009 and 2010

The following table sets forth certain data from our consolidated results of operations for the periods indicated. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

	For the year ended December 31,
	2008		2009		2010
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Revenues
WVAS	88,946.4	92.0%	104,001.6	79.2%	83,280.3	55.7%
Mobile games	7,743.3	8.0	27,296.6	20.8	49,171.5	32.8
Internet games	—	—	—	—	17,131.6	11.5
Total revenues	96,689.7	100.0%	131,298.2	100.0%	149,583.4	100.0%

Sales tax
WVAS	(2,583.0)	(2.7)%	(2,273.6)	(1.7)%	(1,584.4)	(1.1)%
Mobile games	(256.6)	(0.2)	(611.5)	(0.5)	(925.1)	(0.5)
Internet games	—	—	—	—	(699.5)	(0.5)
Total sales tax	(2,839.6)	(2.9)%	(2,885.1)	(2.2)%	(3,209.0)	(2.1)%

Net revenues
WVAS	86,363.4	89.3%	101,728.0	77.5%	81,695.9	54.6%
Mobile games	7,486.7	7.8	26,685.1	20.3	48,246.4	32.3
Internet games	—	—	—	—	16,432.1	11.0
Total net revenues	93,850.1	97.1%	128,413.1	97.8%	146,374.4	97.9%

Cost of revenues
WVAS	(48,132.7)	(49.8)%	(54,258.5)	(41.3)%	(48,329.5)	(32.3)%
Mobile games	(3,479.8)	(3.6)	(11,688.3)	(8.9)	(29,570.8)	(19.7)
Internet games	—	—	—	—	(2,338.3)	(1.6)
Total cost of revenues	(51,612.5)	(53.4)%	(65,946.8)	(50.2)%	(80,238.6)	(53.6)%

Gross profit
WVAS	38,230.7	39.5%	47,469.5	36.2%	33,366.4	22.3%
Mobile games	4,006.9	4.2	14,996.8	11.4	18,675.6	12.5
Internet games	—	—	—	—	14,093.8	9.4
Total gross profit	42,237.6	43.7%	62,466.3	47.6%	66,135.8	44.2%

Operating expenses:
Product development	(15,180.8)	(15.7)%	(18,272.0)	(13.9)%	(23,964.7)	(16.0)%
Sales and marketing	(21,338.9)	(22.1)	(17,821.2)	(13.6)	(18,975.6)	(12.7)
General and administrative	(8,800.4)	(9.1)	(10,186.9)	(7.8)	(10,481.8)	(7.0)
Goodwill and intangible assets impairment loss	(21,623.3)	(22.4)	—	—	(8,728.9)	(5.8)
Total operating expenses	(66,943.4)	(69.3)%	(46,280.1)	(35.3)%	(62,151.0)	(41.5)%

	For the year ended December 31,
	2008		2009		2010
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Change in fair value of contingent consideration for business acquisition	—	—	—	—	10,894.5	7.3
Government subsidy	—	—	—	—	337.7	0.2
(Loss) income from operations	(24,705.8)	(25.6)%	16,186.2	12.3%	15,217.0	10.2%
Other expense, net	—	—	—	—	—	—
Interest income	4,897.4	5.1	3,114.3	2.4	2,342.8	1.5
Interest expense for convertible senior notes	—	—	(725.9)	(0.6)	(1,059.9)	(0.7)
Loss from impairment of cost method investment	—	—	(1,500.0)	(1.1)	(1,509.9)	(1.0)
Gain on sales of investment	—	—	206.9	0.2	883.2	0.6
Income before tax expense	(19,808.4)	(20.5)%	17,281.5	13.2%	15,873.2	10.6%
Income tax	(851.9)	(0.9)	(4,698.1)	(3.6)	(3,950.0)	(2.6)
Net (loss) income	(20,660.3)	(21.4)%	12,583.4	9.6%	11,923.2	8.0%

Year ended December 31, 2010 compared to year ended December 31, 2009

Revenues. Our total revenues increased by 13.9% to US$149.6 million in 2010 from US$131.3 million in 2009. The increase was due to the increase in our mobile games revenues, driven by the subscription-based mobile games download services China Mobile launched in partnership with us in late 2009, and the added revenue stream from the addition of our Internet games segment.

Our WVAS revenues decreased by 19.9% to US$83.3 million in 2010 from US$104.0 million in 2009. Revenues from our 2G services decreased by 11.4% to US$73.2 million in 2010 from US$82.7 million in 2009.  Revenues from our 2.5G services decreased by 52.9% to US$10.0 million in 2010 from US$21.3 million in 2009. These decreases were mainly due to policies implemented by the PRC telecommunications operators since late 2009, which resulted in the suspension of billing on WAP and G+ mobile games by China Mobile and other PRC telecommunications operators on behalf of third party service providers of such services. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us may result in lower revenues or additional costs for us and materially and adversely affect our business operations, financial condition and results of operations.” To a lesser extent, the decreases were also due to decreasing emphasis placed on WVAS by China Unicom, China Netcom and China Telecom, three of the telecommunications operators through which we derive 28% and 29% of our WVAS revenues in 2009 and 2010, respectively.

Our mobile games revenues increased by 80.1% to US$49.2 million in 2010 from US$27.3 million in 2009 as we began to focus more overall company resources to develop our mobile games business in 2010. The increase in revenues was primarily due to the subscription-based mobile games download services China Moible launched in partnership with us in late 2009.

Our Internet games revenues was US$17.1 million in 2010. Overseas revenues and domestic revenues as percentages of total Internet games revenues were approximately 27% and 73%, respectively, in 2010.

Sales Tax. Our total sales tax increased by 11.2% to US$3.2 million in 2010 from US$2.9 million in 2009.

Our WVAS sales tax decreased by 30.3% to US$1.6 million in 2010 from US$2.3 million in 2009. The decrease was mainly due to a decrease in the volume of our WVAS business.

Our mobile games sales tax increased by 51.3% to US$0.9 million in 2010 from US$0.6 million in 2009 primarily due to an increase in the volume of our mobile games business.

Our Internet games sales tax was US$0.7 million in 2010.

Cost of Revenues. Our total cost of revenues increased by 21.7% to US$80.2 million in 2010 from US$65.9 million in 2009, principally as a result of the increase in our overall mobile games business and the addition of our Internet games business and the associated costs.

Our WVAS cost of revenues decreased by 10.9% to US$48.3 million in 2010 from US$54.3 million in 2009. This decrease was largely due to a decrease in the volume of our WVAS business, which was partially offset by increases in compliance costs related to the changes in our WVAS business required by polices implemented since late 2009 by the PRC telecommunications operators.

Our mobile games cost of revenues increased by 153.0% to US$29.6 million in 2010 from US$11.7 million in 2009, mainly due to an increase in the volume of our mobile games business. Specifically, the increase in our mobile games cost of revenues was primarily attributable to higher cost associated with the subscription-based mobile games download service we launched in partnership with China Mobile in late 2009. Based on our agreement with China Mobile, we must share approximately 50% of our subscription-based revenues with China Mobile, compared to approximately 15% for single-download games. See “Item 4. — Information on the Company — Business Overview — Material Contracts with Telecommunications Operators for WVAS and Mobile Games.”

Our Internet games cost of revenues was US$2.3 million in 2010.

Gross Profit and Gross Margin. Our total gross profit increased by 5.9% to US$66.1 million in 2010 from US$62.5 million in 2009 due to the growth in our mobile games business and the added revenue stream from the addition of our Internet games segment. Our gross margin decreased slightly to 44.2% in 2010 from 47.6% in 2009.

Our WVAS gross profit decreased by 29.7% to US$33.4 million in 2010 from US$47.5 million in 2009, primarily due to the policies implemented by the PRC telecommunications operators since late 2009. Our WVAS gross profit margin decreased to 40.1% in 2010 from 45.6% in 2009. This decrease was mainly due to policies implemented by the PRC telecommunications operators since late 2009, which resulted in the suspension of billing by the PRC telecommunications operators on some of our higher-margined WVAS products, such as WAP and G+ mobile games.

Our mobile games gross profit increased by 24.5% to US$18.7 million in 2010 from US$15.0 million in 2009, largely due to the growth in our mobile games business. Our mobile games gross margin decreased to 38.0% in 2010 from 54.9% in 2009, principally as a result of our cooperation agreement with China Mobile, which requires us to share approximately 50% of our subscription-based revenues with China Mobile.

Our Internet games gross profit was US$14.1 million in 2010. Our Internet games gross margin was 82.3% in 2010.

Operating Expenses. Our operating expenses increased by 34.3% to US$62.2 million in 2010 from US$46.3 million in 2009, primarily due to an impairment loss of US$8.7 million on goodwill and intangible assets for our Internet games segment, as well as the increased amortization expenses relating to certain intangible assets acquired from Dacheng and expenses related to the operation our Internet games business.

Our product development expenses increased by 31.2% to US$24.0 million in 2010 from US$18.3 million in 2009, primarily due to increased employee compensation, office rental, intangible assets amortization and other expenses related to the development of our mobile games and our Internet games business. The number of our product development employees increased to 730 as of December 31, 2010 from 722 as of December 31, 2009.

Our sales and marketing expenses increased by 6.5% to US$19.0 million in 2010 from US$17.8 million in 2009 as a result of increased marketing expense on Internet games, which was partially offset by the spending reductions related to our wireless Internet sites. The number of our sales and marketing team decreased to 117 employees as of December 31, 2010 from 144 employees as of December 31, 2009 due to the elimination of our mobile advertising department. Our customer service team increased to 93 employees as of December 31, 2010 from 59 employees as of December 31, 2009.

Our general and administrative expenses increased by 2.9% to US$10.5 million in 2010 from US$10.2 million in 2009.

Loss from Impairment of Cost Method Investment. We incurred a loss of US$1.5 million from impairment of cost method investment in connection with our investment in XCHY. We made the impairment determination primarily because of the following reasons: (i) since July 2008, XCHY has been in a continuous loss-making position and has failed over time to create the type of profit-generating business that was contemplated at the time of our investment; and (ii) we were unable to create any value-generating synergies with XCHY for our WVAS business due to XCHY’s failure to develop its business and expand its customer base.

Change in Fair Value of Contingent Consideration for Business Acquisition. We acquired Dacheng in January 2010. As of December 31, 2010, based on the estimated financial performance of Dacheng in 2010, the total contingent consideration to be paid for the acquisition of Dacheng decreased to US$64.3 million from US$75.2, resulting in a change of US$10.9 million in contingent consideration payable, which was reflected as a gain in our earnings in 2010.

Income Tax. Our income tax decreased by 15.9% to US$4.0 million in 2010 from US$4.7 million in 2009, primarily reflecting the decrease in our taxable income.

Net income. As a result of the forgoing, our net income decreased by 5.25% to US$11.9 million in 2010 from US$12.6 million in 2009.

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenues. Our total revenues increased by 35.8% to US$131.3 million in 2009 from US$96.7 million in 2008. The increase was due to the increase in our WVAS and mobile games revenues.

Our WVAS revenues increased by 16.9% to US$104.0 million in 2009 from US$88.9 million in 2008. The increase was mainly due to our ongoing efforts in developing and promoting our 2G services, such as our IVR, CRBT and other services. Revenues from our 2G services increased by 30.7% to US$82.7 million in 2009 from US$63.3 million in 2008. However, revenues from our 2.5G services decreased by 16.9% to US$21.3 million in 2009 from US$25.7 million in 2008. The decrease was mainly due to a new set of policies the PRC telecommunications operators began to implement in late 2009, which negatively affected our WAP services, which are a part of our 2.5G services. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us may result in lower revenues or additional costs for us and materially and adversely affect our business operations, financial condition and results of operations.”

Our mobile games revenues increased by 252.5% to US$27.3 million in 2009 from US$7.7 million in 2008 as we began to focus more overall company resources to develop our mobile games business in 2009. The increase in revenues was primarily due to our downloadable mobile games, which benefited from our cooperation with China Mobile, and our ability to develop high-quality mobile games for Chinese users.

Sales Tax. Our total sales tax increased by 1.6% to US$2.9 million in 2009 from US$2.8 million in 2008.

Our WVAS sales tax decreased by 12.0% to US$2.3 million in 2009 from US$2.6 million in 2008. The decrease was largely due to certain tax exemptions we obtained.

Our mobile games sales tax increased by 138.3% to US$0.6 million in 2009 from US$0.3 million in 2008 mainly due to an increase in the volume of our mobile games business.

Cost of Revenues. Our total cost of revenues increased by 27.8% to US$65.9 million in 2009 from US$51.6 million in 2008, principally as a result of the increases in our WVAS and mobile games business and the associated costs.

Our WVAS cost of revenues increased by 12.7% to US$54.3 million in 2009 from US$48.1 million in 2008. The increase was primarily due to an increase in the amount that we paid to the PRC telecommunications operators in service fees and transmission fees because of the larger volume of our WVAS in 2009.

Our mobile games cost of revenues increased by 235.9% to US$11.7 million in 2009 from US$3.5 million in 2008 mainly due to an increase in the volume of our mobile games business.

Gross Profit and Gross Margin. Our total gross profit increased by 47.9% to US$62.5 million in 2009 from US$42.2 million in 2008 mainly due to the increase in gross profit generated from our WVAS and mobile games businesses. Our gross margin increased slightly to 47.6% in 2009 from 43.7% in 2008.

Our WVAS gross profit increased by 24.2% to US$47.5 million in 2009 from US$38.2 million in 2008, mainly due to the increase in the volume of our WVAS business and related revenues. Our WVAS gross profit as a percentage of our WVAS revenues increased slightly to 45.6% in 2009 from 43.0% in 2008.

Our mobile games gross profit increased by 274.3% to US$15.0 million in 2009 from US$4.0 million in 2008 largely due to an increase in the volume of our mobile games business and related revenues. Our mobile games gross profit as a percentage of our mobile games revenues increased slightly to 54.9% in 2009 from 51.7% in 2008.

Operating Expenses. Our operating expenses decreased by 30.9% to US$46.3 million in 2009 from US$66.9 million in 2008, which included an impairment loss of US$21.6 million on goodwill.

Our product development expenses increased by 20.4% to US$18.3 million in 2009 from US$15.2 million in 2008 primarily due to increased employee compensation, office rental and other expenses related to the development of our wireless Internet sites and our mobile games business. The number of our product development employees increased to 722 as of December 31, 2009 from 477 as of December 31, 2008.

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

Our general and administrative expenses increased by 15.8% to US$10.2 million in 2009 from US$8.8 million in 2008. This increase was mainly due to increased professional service fees in connection with our acquisition and investment activities in 2009.

Income Tax. Our income tax increased by 451.5% to US$4.7 million in 2009 from US$0.9 million in 2008, primarily reflecting the increase in our taxable income.

Loss from Impairment of Cost Method Investment. We incurred a loss of US$1.5 million from impairment of cost method investment in connection with our investment in HiU! Media. We made the impairment determination primarily because of the following reasons: (i) since January 2008, HiU! Media has been in a continuous loss-making position and has failed over time to create the type of profit-generating business that was contemplated at the time of our investment; and (ii) we were unable to create any value-generating synergies with HiU! Media for our wireless Internet services business due to HiU! Media’s failure to develop its advertising business and expand its customer base.

Net income. As a result of the foregoing, our net income was US$12.6 million inn 2009, compared with a net loss of US$20.7 million in 2008.

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating, investing and financing activities for the periods indicated.

	For the year ended December 31,
	2008	2009	2010
	(in thousands of U.S. dollars)
Net cash provided by operating activities	12,521.5	15,289.1	26,013.6
Net cash used in investing activities	(4,811.9)	(8,282.6)	(10,314.9)
Net cash provided by (used in) financing activities	(759.3)	(3,865.7)	(776.5)
Effect of exchange rate changes	6,761.3	94.4	2,959.1
Net (decrease) increase in cash and cash equivalents	13,711.6	3,235.2	17,881.3
Cash and cash equivalents, beginning of year	122,342.7	136,054.3	139,289.5
Cash and cash equivalents, end of year	136,054.3	139,289.5	157,170.8

Prior to our initial public offering in July 2004, our primary sources of liquidity were capital contributions from our founders, private placements of preferred shares to investors and cash generated from operating activities. Since the completion of our initial public offering, our primary sources of liquidity have been cash flow from operating activities and the proceeds of our initial public offering. We used a portion of the proceeds of our public offering to expand our business through acquisitions in 2008, 2009 and 2010, and we anticipate that additional proceeds may be used to fund more acquisition activities. As of December 31, 2009 and December 31, 2010, our cash and cash equivalents were US$139.3 million and US$157.2 million, respectively.

We do not bill or collect payment from users of our WVAS and mobile games directly, but instead depend on the billing systems and records of China Mobile and other PRC telecommunications operators to record the volume of such services provided, charge our customers, collect payments and remit payments to us less transmission fees and service fees. If China Mobile or any other PRC telecommunications operator ceases to continue cooperating with us, we would have to explore further cooperation with other telecommunications service providers and/or explore alternative billing systems to collect bills from customers.

Net cash provided by operating activities increased to US$26.0 million in 2010 from US$15.3 million in 2009. This increase was primarily due to cash provided by our new Internet games business and a decrease in the turnover days of our accounts receivable. Net cash provided by operating activities increased to US$15.3 million in 2009 from US$12.5 million in 2008. This increase was primarily due to the increased cash generated from our WVAS and mobile games businesses, as a result of the increased volume in both of these businesses.

Net cash used in investing activities increased to US$11.3 million in 2010 from US$8.3 million in 2009, which in turn increased from US$4.8 million in 2008. The increases were primarily due to our increased acquisition activities, including our acquisitions of  Sigma, Mailifang, Simlife, Success Blueprint, Zhulang, Dacheng and Shenzhen Zhida.

Net cash used in financing activities was US$0.8 million in 2010, compared to US$3.9 million in 2009. The change was primarily due to the termination of our share repurchase plan, the cash we received from our employees when they exercised their share options in 2010 and the payment of the deferred consideration of US$1.25 million for the acquisition of Simlife in June 2010. Net cash used in financing activities increased to US$3.9 million in 2009 from US$0.8 million in 2008. The increase was primarily due to increased cash spent for our share repurchase program, which was partially offset by the cash we received from the issuance of a convertible senior note to NGP, in 2009.

In March 2009, we issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of US$6,775,400. We are required to pay the principal amount of the convertible senior note then outstanding plus any accrued but unpaid interest on March 18, 2014. Our convertible senior note initially pays an annual interest at a rate of 8%, subject to reduction to 6% based on the financial performance of our company. The accrued interest is payable on each of January 15 and July 15 of each year until the principal amount is fully repaid. NGP has the right to declare the principal amount then outstanding plus any accrued but unpaid interest due before its due date upon the occurrence of certain events. Such events include a material default on any of our material debt instruments; the decrease of the ratio between our total current assets less our total current liabilities on one hand and the sum of the then outstanding principal amount and accrued but unpaid interest on the other hand to less than 2.5; default in the payment of any interest under the convertible senior note when due and payable and such default continues for 30 days; commencement of any action or proceeding to make any assignment for the benefit of creditors, or any bankruptcy, liquidation, dissolution, termination of existence or other similar action, voluntarily or involuntarily, of our company, KongZhong Beijing or KongZhong China; or involvement of our company or any of our Directors or executive officers in litigation or regulatory or governmental investigations, actions or proceedings, that NGP reasonably expects, after consultation with our company, will have a material adverse effect on the Nokia brand. In addition, our material breach of any of the covenants in connection with the convertible senior note and warrant could also entitle NGP to declare the principal amount of the convertible senior note then outstanding plus any accrued but unpaid interest due and payable.  In February 2011, we prepaid 70% of the aggregate principal amount, plus any accrued but unpaid interest thereof, of the convertible senior note for US$9.31 million in cash. The prepaid portion of the convertible senior note would have been convertible into 1.33 million ADSs, equivalent to 53.2 million of our ordinary shares, representing approximately 3.5% of our total shares outstanding as of December 31, 2010. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We are subject to certain covenants in connection with the issuance of the convertible senior note and the warrant, and such covenants could have a material adverse effect on our business, financial condition and results of operations.”

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

Indebtedness

In March 2009, we issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of US$6,775,400. The convertible senior note initially pays an annual interest at a rate of 8%, subject to reduction to 6% based on the financial performance of our company. In February 2011, we prepaid 70% of the aggregate principal amount, plus any accrued but unpaid interest thereof, of the convertible senior note for US$9.31 million in cash.

Our indebtedness as of December 31, 2009 and 2010 was US$3,000,966 and US$3,552,716, respectively.

We intend to meet the majority of our future funding needs through cash flow generated from operating activities and our current cash and cash equivalents. Our treasury objective is to maintain safety and liquidity of our cash. As a result, we have kept our cash and cash equivalents in short-term deposits and short-term government and high-grade corporate notes. Substantially all of our cash and cash equivalents are denominated in Renminbi.

Except as described above, as of December 31, 2010, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or purchase commitments, guarantees or other material contingent liabilities.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2010:

	Payments due by period
	Total	Within
		Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Short-Term Debt Obligations	—	—	—	—	—
Convertible Senior Notes:
Principal	6,775.4	4,742.8	—	2,032.6	—
Interest	553.2	193.2	325.2	34.8	—
Other Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	2,778.6	1,528.5	1,189.7	60.4	—
Purchase Obligations	4,503.9	4,119.3	384.6		—
Other Contractual Commitments	—	—	—	—	—

Total	14,611.1	10,583.8	1,899.5	2,127.8	—

We entered into certain leasing arrangements relating to our office premises in March 2010. Our operating lease obligations as of March 31, 2011 were US$1.41 million in 2011.

In March 2009, we issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of US$6,775,400. We are required to pay the principal amount of the convertible senior note then outstanding plus any accrued but unpaid interest on March 18, 2014. Our convertible senior note initially pays an annual interest at a rate of 8%, subject to reduction to 6% based on the financial performance of our company. The accrued interest is payable on each of January 15 and July 15 of each year until the principal amount is fully repaid. NGP has the right to declare the principal amount then outstanding plus any accrued but unpaid interest due before its due date upon the occurrence of certain events of default. In February 2011, we prepaid 70% of the aggregate principal amount, plus any accrued but unpaid interest thereof, of the convertible senior note for US$9.31 million in cash. See “— Liquidity and Capital Resources — Cash Flows and Working Capital.”

Capital Expenditures

Our total capital expenditures in 2008, 2009, and 2010 were US$1.9 million, US$1.6 million and US$1.7 million, respectively. We did not have any material commitment for capital expenditures as of December 31, 2010. We currently do not have any material capital expenditures in progress.

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

On March 16, 2007, the National People’s Congress adopted the New EIT Law, which became effective on January 1, 2008. It imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Therefore certain of our PRC entities that previously enjoyed preferential tax treatments may not continue to do so under the new law. However, under the New EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will continue to enjoy them (1) in the case of certain preferential tax rates that are specified by tax legislations, for a transition period of five years from January 1, 2008 or (2) in the case of tax exemption or reduction for a specified term, until the expiration of such term.  Under the New EIT Law, “high-and-new technology enterprises strongly supported by the State”, or HNTE, are entitled to a preferential tax rate of 15%. The HNTE status allows qualifying China based enterprises to use the 15% tax rate for three years. At the conclusion of the three year period, the qualifying enterprises have the option to renew for an additional three years through a simplified application process if their business operations continue to qualify for the HNTE status. After the first six years, the enterprises will go through a new application process in order to renew their HNTE status. In 2008, KongZhong Beijing, Beijing AirInbox, BJXR and Tianjin Mammoth were granted the HNTE status by the PRC tax authority under the new law. In 2009, KongZhong China, Beijing Chengxitong and Beijing WINT were granted the HNTE status by the PRC tax authority under the new law. In addition, KongZhong China, Beijing WINT, Beijing Chengxitong and BJXR enjoyed 50% tax relief in 2009. See “Item 3 — Key Information — Risk Factors — Risks Relating to the PRC – The discontinuation of any of the preferential tax treatments available to us in the PRC or the rejection of our application for preferential tax treatments could adversely affect our business, operating results and financial condition.” On April 21, 2010, the SAT issued Further Clarification on Implementation of Preferential Enterprise Income Tax Rate During Transition Periods, or Circular 157. Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under transitional rules under the New EIT Law. Prior to Circular 157, we interpreted the law to mean that if an entity was entitled to a 50% reduction in its tax rate and was also entitled to a 15% tax rate due to its HNTE status, then it would be entitled to pay tax at the rate of 7.5%. Circular 157 appears to mean that certain entities are entitled to pay tax at either 15% or 50% of the standard PRC tax rate. Circular 157 would be retrospectively applied to 2008 and 2009 for such entities. We are currently evaluating the potential impact of Circular 157, and, based on our preliminary evaluation, we do not believe that Circular 157 will have a significant impact on our results of operation or financial position.

The following table summarizes the various PRC income tax rates and tax concessions applicable to each of our subsidiaries and operating companies as of December 31, 2010:

Chinese PRC entities	Applicable PRC income tax rate	Concession
	(%)

KongZhong Beijing	15	None

KongZhong China	15	50% tax relief in 2009 and 2010

Simlife Beijing	25	None

Beijing AirInbox	15	None

Beijing WINT	15	50% tax relief in 2009

Beijing Chengxitong	15	50% tax relief in 2009

BJXR	15	50% tax relief in 2009

Mailifang	25	None

Xiamen Simlife	25	100% tax relief in 2010 and 2011, then 50% tax relief in 2012,2013 and 2014

Dacheng	25	None

Beijing Boya Wuji	25	None

Tianjin Mammoth	15	None

Beijing Shiyuan Leya	25	None

Zhulang	25	None

Wuxi Dacheng	25	None

Shenzhen Zhida	25	None

Under the New EIT Law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its “de facto management organization” located within the PRC. Non-resident enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its “de facto management organization” located also outside of the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishment in the PRC. Under the New EIT Implementation Regulation, “de facto management organization” is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New EIT Law and the New EIT Implementation Regulation, a resident enterprise’s global net income will be subject to a 25% EIT rate. Uncertainties exist with respect to how the New EIT Law applies to our overall operations and, more specifically, with respect to the determination of tax residency for certain of our legal entities incorporated outside the PRC. We do not believe that our legal entities incorporated outside the PRC should be treated as residents under the New EIT Law. The SAT Notice 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in the PRC. However, The SAT Notice 82 applies only to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company. Currently there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management body” for the company of our type. If the PRC authorities were to subsequently determine, or any future regulation provides, that we should be treated as a PRC resident enterprise, we would be subject to a 25% enterprise income tax on our global income, which may significantly increase our tax burden and could materially and adversely affect our financial condition and results of operations.

In addition, the New EIT Law and the New EIT Implementation Regulation provide that, in some circumstances, an income tax rate of 10% would be applied to dividends payable to foreign investors. However, dividend income received by a resident enterprise from another resident enterprise is exempted from the EIT. Under the New EIT Law and the New EIT Implementation Regulation, a non-resident enterprise’s net income originating from “sources within the PRC” will be subject to a 10% EIT rate. Under the New EIT Implementation Regulation, whether a dividend payment constitutes income from “sources within the PRC” is determined by the location of the enterprise which pays the dividend. Income tax on dividends from the PRC payable to a non-PRC-resident enterprise is at a rate of 10%. As a result, KongZhong Beijing, KongZhong China, Anjian Xingye and Simlife Beijing may be required to withhold all or part of such income tax when paying us dividends. The aggregate undistributed earnings of our subsidiaries and our PRC operating companies and their subsidiaries that are available for distribution to us as of December 31, 2010 are considered to be indefinitely reinvested and, accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to us under the New EIT Law and New EIT Implementation Regulation. The PRC tax authorities have also clarified that distributions made out of retained earnings derived from income before January 1, 2008 will not be subject to such withholding tax. See “Item 3 — Key Information — Risk Factors — Risks Relating to the PRC – We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.”

In addition, our revenues are subject to sales taxes. Since August 2003, each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR, Simlife Beijing,  Beijing Shiyuan Leya, Mailifang, Xinreli, Zhulang, Dacheng and Shenzhen Zhida is subject to a 3% business tax for WVAS, an aggregate of 8% of sales tax and cultural business construction fee for mobile advertising services and 5% business tax for other services. Each of KongZhong Beijing, KongZhong China and Tianjin Mammoth is subject to a 5% sales tax. In future periods, we expect that a substantial portion of our revenues will be generated through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang, Xinreli and Dacheng. In addition, pursuant to the arrangements that KongZhong Beijing has entered into with each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang, that KongZhong China has entered into with Dacheng and that Simlife Beijing has entered into with Xinreli, each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng pays us service fees. The amount of such payments will be subject to the 5% business tax payable by KongZhong Beijing, KongZhong China and Simlife Beijing. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

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

Name	Age	Position
Leilei Wang	38	Chairman of the Board of Directors, Chief Executive Officer
Jay Chang	40	Director and Chief Financial Officer
Xiaoxin Chen	38	Independent Director
Hope Ni	39	Independent Director
Charles Xue	57	Independent Director
Tai Fan	39	Chief Investment Officer
Zhen Yang	47	President

Leilei Wang, 38, has served as the Chairman of the Board of Directors of our company and our Chief Executive Officer since October 2008. His current term expires in 2013. Mr. Wang was the chief executive officer of TOM Online from September 2003 to September 2008. Between 1999, when Mr. Wang joined TOM Group Limited, or TOM Group, TOM Online’s parent company, and 2003, Mr. Wang held various management positions within TOM Group. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a bachelor’s degree in Electronic Technology and Information. See “ — Recent Developments”.

Jay Chang, 40, has served as the Chief Financial Officer of our company since February 2009 and has been a Director of our company since July 2010. His current term expires in 2011. Before joining our company, Mr. Chang was the president and chief financial officer of 56.com, a leading online video provider in the PRC. Before that, he was the chief financial officer of TOM Online for over two years. Prior to TOM Online, for nearly six years, Mr. Chang was the director of equity research at Credit Suisse, responsible for covering the Internet and telecommunications sectors in the PRC. Mr. Chang graduated in 1994 from University of Washington with a bachelor’s degree in Electrical Engineering.

Xiaoxin Chen, 38, has been an Independent Director of our company since September 2008. His current term expires in 2010. Mr. Chen has been a managing partner of Zeniphs China Capital, a private equity fund, since late 2007. Before joining the fund, Mr. Chen was the chief financial officer of Oak Pacific Interactive, or OPI, a leading next generation Internet platform provider that offers web 2.0 communities, content creation and distribution, gaming and integrated communication in the PRC. Before joining OPI, Mr. Chen was an investment banker at Citigroup Hong Kong. Mr. Chen is also an independent director of Abax Global Capital (Hong Kong) Ltd. Mr. Chen received his bachelor’s degree in Operations Research and Industrial Engineering (summa cum laude) from Cornell University and his MBA degree from Stanford Graduate School of Business and was a recipient of the 2000 Arjay Miller Scholar Award upon graduation.

Hope Ni, 39, has been an Independent Director of our company since January 2007. Her current term expires in 2012. Ms. Ni is the chief executive officer of Rising Year Group Limited. Ms. Ni was the chairman of the board of directors of China Fundamental Acquisition Corp. from May 2008 to February 2010. Until January 2008, Ms. Ni served as the chief financial officer, director and secretary for Comtech Group Inc., a NASDAQ Select Global Market-listed company (NASDAQ: COGO) and a leading provider of customized module and subsystem design solutions in the PRC, which she joined in August 2004. Prior to joining Comtech, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, specializing in corporate finance, during which she was actively involved in the initial public offerings and New York Stock Exchange/NASDAQ listings of a number of major global PRC-based companies. Prior to that, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni is also an independent director at Digital China Holdings Ltd., a Hong Kong-listed company, JA Solar Holdings Co., Ltd., a NASDAQ-listed company (NASDAQ:JASO) and ATA Inc., a NASDAQ-listed company (NASDAQ: ATAI). Ms. Ni received her J.D. degree from the University of Pennsylvania Law School and her bachelor’s degree in Applied Economics and Business Management from Cornell University.

Charles Xue, 58, has been an Independent Director of our company since July 2009. His current term expires in 2011.  Mr. Xue was the original founder and is the chairman of the board of directors of ChinaEdu Corporation, a leading NASDAQ-listed educational service provider in China. Before that, Mr. Xue was the original founder of UT Starcom, a global leader and a NASDAQ-listed company in the manufacture, integration and support of Internet protocol-based, end-to-end networking and telecommunications solutions, and served as its chairman and vice chairman from 1991 to 2001.  Mr. Xue received his postgraduate degree in East Asia History Specialty from University of California, Berkeley in 1983.

Tai Fan, 39, has served as the Chief Investment Officer of our company since March 2009. Since August 2002, Mr. Fan has served as the vice president of the department of finance at Beijing Super Channel, a subsidiary of TOM Online, and as an executive vice president of TOM Online. Prior to joining TOM Online, Mr. Fan served as the financial controller of Xin De Telecom and was an auditor at KPMG. Mr. Fan graduated in 2003 from the State University of New Jersey, Rutgers with an EMBA and in 1994 from Beijing College of Economics with a bachelor’s degree in Accounting.

Zhen Yang, 47, has served as the President of our Company since January 2010, pursuant to the definitive share purchase agreement we entered into with Dacheng on December 15, 2009. Mr. Yang previously served as the chief executive officer and chairman of Dacheng. Since December 2002, Mr. Yang has served as the executive vice president of NC-Sina, a joint venture of Sina.com and NCsoft Corporation, and as a vice president of Sina.com. Prior to joining Sina.com, Mr. Yang served as the vice president of Netease from January 2002 to November 2002, the vice president of UBISOFT China from Sept. 1996 to October 2001, general manager of Topdisk Multimedia (Hangzhou) Ltd. from February 1994 to October 1996 and was a lecturer in Zhejiang University and Nanjing Communications Engineering College. Mr. Yang graduated in 1989 from Zhejiang University with a master’s degree in Communication System and in 1984 from South China University of Science and Technology with a bachelor’s degree in Radio Engineering.

There is no family relationship between any of our Directors or senior officers.

Nick Yang, who had been the Vice Chairment of the Board of Directors, resigned from the Board of Directors on July 6, 2010 for personal reasons.

As a NASDAQ listed company, we are required by the NASDAQ Listing Rules to have a majority of the Board of Directors comprised of independent directors. Our Independent Directors currently are Hope Ni, Xiaoxin Chen and Charles Xue. Our Independent Directors held executive sessions at which only Independent Directors were present once each quarter of 2010.

Our Memorandum and Articles of Association provide for three classes of Directors, each with three-year terms. Retiring Directors are eligible for re-election. Each of our executive Directors has entered into a service contract with us, while other Directors have entered into no such agreements.

In 2010, each of our Independent Directors who served on three committees received US$30,000 for each year of service. In addition, we granted restricted share units covering 480,000 of our ordinary shares to each of our Independent Directors when he or she was appointed. Such restricted share units are granted at the start of each Director’s three-year term of service and vest quarterly in 12 equal tranches as long as such Director is continuing his or her service.

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

Recent Developments

During the first half of 2011, there have been certain media reports regarding the personal situation of Wang Lei Lei, the Chairman of our Board of Directors and our Chief Executive Officer.  As a PRC citizen, Mr. Wang is subject to the laws of, and related practices in, the PRC.  During the conference call relating to our company’s first quarter 2011 results on May 25, 2011, Mr. Wang stated that he was not at liberty under the applicable PRC laws and related practices to discuss any of the matters being reported in the media.  In addition, Mr. Wang stated that he has maintained and continues to execute his role as the Chairman of our Board of Directors and our Chief Executive Officer.  Any inability on the part of Mr. Wang to execute his role as the Chairman of our Board of Directors and our Chief Executive Officer would have a material adverse effect on our business, financial condition, results of operations and prospects.  See “Risk Factors – Risks Relating to Our Business – Our business and growth prospects would be severely disrupted if we lose the services of our key personnel, and we may not be able to grow effectively if we cannot attract and retain skilled management”.

Board Practices

To enhance our corporate governance, the Board of Directors established three board committees: an audit committee, a nominations committee and a compensation committee, which are comprised solely of Independent Directors. Our Independent Directors held one meeting each quarter at which only Independent Directors were present.

Audit Committee

We have established an audit committee in accordance with the NASDAQ Listing Rules, which reviews our internal accounting procedures and considers and reports to the Board of Directors with respect to other auditing and accounting matters, including the selection of an independent registered public accounting firm, the scope of annual audits, fees to be paid to the independent registered public accounting firm and the performance of the independent registered public accounting firm. The committee has a formal written charter that sets forth its duties and powers. The current members of our audit committee are Xiaoxin Chen, Hope Ni and Charles Xue, each of whom is an Independent Director. The Board of Directors has determined that each of Mr. Chen and Ms. Ni is an audit committee financial expert within the meaning of the U.S. securities laws. Our audit committee met at least once in each quarter of 2010.

Nominations Committee

We have established a nominations committee, which identifies individuals qualified to become Directors and recommends Director nominees to be approved by the Board of Directors. The committee has a formal written charter that sets forth its duties and powers. The current members of our nominations committee are Xiaoxin Chen and Charles Xue, each of whom is an Independent Director.

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

Compensation of Directors, Senior Officers and Employees

Our senior officers receive compensation in the form of salaries, annual bonuses and stock options. We have entered into service agreements with each of our senior officers. None of these service agreements provides benefits to our senior officers upon termination. The aggregate remuneration paid and benefits in kind granted to our senior officers for the years ended December 31, 2010 and December 31, 2009 were approximately US$2.5 million and US$3.2 million, respectively. In addition, the aggregate remuneration paid to our non-executive Directors was US$110,000 and US$147,000, respectively, in 2009 and 2010.

In 2010, the total amount set aside or accrued by us or our subsidiaries to provide housing, medical and pension benefits, unemployment insurance and staff welfare for employees, including our executive Directors and senior officers, was US$4.2 million.

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

As of December 31, 2010, under the 2002 Plan, we had granted options to purchase an aggregate of 256,130,280 of our ordinary shares, of which options to purchase 146,885,340 ordinary shares had lapsed and 15,746,900 were exercisable at exercise prices ranging from US$0.0025 to US$0.1508 per ordinary share. The exercise prices represent the fair market values of the underlying ordinary shares on the dates the options were granted.

During 2010, under the 2002 Plan, we granted options to purchase 6,800,000 of our ordinary shares, options to purchase 6,926,580 of our ordinary shares lapsed and options to purchase 5,498,560 of our ordinary shares were exercised. For the options granted in 2010, the vesting schedule provides for 25% of the options to vest on the first anniversary of the date of the grant, and the remaining 75% to vest in 12 equal quarterly tranches beginning one calendar quarter after the date of such anniversary. With respect to the options that we have granted to our Independent Directors, the options are vested in 12 equal quarterly tranches beginning one calendar quarter after the grant date. The expiration date for each option is ten years from the date of grant.

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

As of December 31, 2010, under the 2006 Plan, we had granted an aggregate of 208,280,000 restricted share units, of which 44,322,500 had lapsed.

During 2010, under the 2006 Plan, we granted restricted share units covering 14,000,000 of our ordinary shares, restricted share units covering 29,450,000 of our ordinary shares lapsed and restricted share units covering 43,130,834 of our ordinary shares were vested. With respect to the restricted share units that we have granted to our employees, the vesting schedule provides for 25% of the restricted share units to vest on the first anniversary of the date of the grant, and the remaining 75% to vest in 12 equal quarterly tranches beginning one calendar quarter after the date of such anniversary. With respect to the restricted share units that we have granted to our Independent Directors and advisors, the restricted share units are vested in 12 equal quarterly tranches beginning one calendar quarter after the grant date. The expiration date for each restricted share unit is ten years from the date of grant.

The Board of Directors administers the 2002 Plan and 2006 Plan and has wide discretion in awarding stock options, restricted share units and other forms of equity compensation. Subject to the provisions of the 2002 Plan and 2006 Plan, the Board of Directors determines who will be granted equity compensation, the type and timing of equity compensation to be granted, the vesting schedule and other terms and conditions of the equity compensation, including the exercise price of the stock options. On December 30, 2005, the Board of Directors, following the recommendation of the compensation committee, approved a resolution authorizing our Chief Executive Officer to grant up to 8,000,000 stock options to non-officer employees without prior written approval by the compensation committee or the Board.

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

The Board of Directors may terminate or amend the 2002 Plan and 2006 Plan at any time; provided, however, that the Board of Directors must seek our shareholders’ approval with respect to certain major modifications to the 2002 Plan and 2006 Plan, and, if such amendment or termination would adversely affect the rights of a grantee under any option granted, the approval of such grantee would be required. Without further action by our Board, the 2002 Plan will terminate on June 6, 2012 and the 2006 Plan will terminate on October 11, 2016.

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

The following table sets forth information on stock options and restricted share units that have been granted and are outstanding as of December 31, 2010, pursuant to the 2002 Plan and the 2006 Plan.

	Ordinary shares underlying options				Restricted Share Units
	2010 option Grants	Pre-2010 option grants	Expiration date	Exercise price per share (US dollars) (1)	2010 grants		Pre-2010 grants		Expiration date
Directors and Senior Officers
Leilei Wang	—	—	—	—	—		24,000,000	(2)	Dec. 18, 2018
Xiaoxin Chen	—	—	—	—	—		120,000	(3)	Sep. 15, 2018
Hope Ni	—	—	—	—	—			(4)	Feb. 13, 2017
Charles Xue	—	—	—	—	—		280.000	(5)	Jul. 15,2019
Jay Chang	—	—	—	—	—		18,000,000	(6)	Feb 3, 2019
Tai Fan	—	—	—	—	12,000,000	(7)	8,250,000	(7)	Jun. 21, 2020
Xin Wang	—	—	—	—	—			(8)	Dec. 18, 2018
Other employees (comprising 100 individuals)	6,560,000	35,926,780	Jun. 30, 2012 to Jun. 21, 2020	0.0025 to 0.1508	2,000,000	(9)	12,943,333		Feb. 13, 2017 to Jun. 21, 2020

Total	6,560,000	35,926,780			14,000,000		63,593,333

(1)
The exercise price per share of options granted represents the fair market value of the underlying ordinary shares on the date the options were granted, or set by the management under the Equity Incentive Plan.

(2)
Leilei Wang was granted 48,000,000 restricted share units on December 19, 2008, of which 25% vested on December 19, 2009, and the remaining 75% will vest in 12 equal tranches beginning from March 19, 2010 and continuing at the end of each subsequent three-month period. As of December 31, 2010, 24,000,000 restricted share units were vested.

(3)
Xiaoxin Chen was granted 480,000 restricted share units on September 16, 2008, which vest in 12 equal tranches beginning on December 16, 2008 and continuing at the end of each subsequent three-month period. As of December 31, 2010,360,000 restricted share units were vested.

(4)
Hope Ni was granted 480,000 restricted share units on February 14, 2007, which vest in 12 equal tranches beginning on May 14, 2007 and continuing at the end of each subsequent three-month period. As of December 31, 2010, 480,000 restricted share units were vested.

(5)
Charles Xue was granted 480,000 restricted share units on July 15, 2009, which vest in 12 equal tranches beginning on October 15, 2009 and continuing at the end of each subsequent three-month period. As of December 31, 2010, 200,000 restricted share units were vested.

(6)
Jay Chang was granted 32,000,000 restricted share units on February 3, 2009, of which 25% vested on February 3, 2010, and the remaining 75% will vest in 12 equal tranches beginning from May 3, 2010 and continuing at the end of each subsequent three-month period. As of December 31, 2010,14,000,000 restricted share units were vested.

(7)
Tai Fan was granted 12,000,000 restricted share units on July10, 2009, of which 25% will vest on July 10, 2010, and the remaining 75% will vest in 12 equal tranches beginning from October 10, 2010 and continuing at the end of each subsequent three-month period. He was granted 12,000,000 restricted share units on June 22,2010, of which 25% will vest on June 22, 2011, and the remaining 75% will vest in 12 equal tranches beginning from October 10, 2010 and continuing at the end of each subsequent three-month period, As of December 31, 2010, 3,750,000 restricted share units were vested.

(8)
Xin Wang was granted 42,400,000 restricted share units on December 19, 2008. Xin Wang left our company on March 31, 2010. His unvested restricted share units, totaling 29,150,000, were cancelled when he left.

(9)
We granted restricted share units covering 194,280,000 of our ordinary shares on February 14, June 26, November 12, 2007, December 19, 2008, April 1, July 10, 2009. As of December 31, 2010, 29,450,000 were cancelled because the recipients left our company and 77,593,333 remained outstanding.

Stock-based Compensation Expense

We have used the modified prospective transition method and therefore have not restated the results from prior periods. We recorded stock-based compensation expenses of US$2.3 million, US$4.2 million and US$5.0 million in 2008, 2009 and 2010, respectively.

Share Ownership

Under Exchange Act Rule 13d-3, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest.

As of April 30, 2011, the following Directors and officers held beneficial ownership of ordinary shares in our company.

Name	Number of shares beneficially owned	Of which, shares underlying equity compensation awards that will vest within 60 days	% of our issued share capital as of March 31, 2011 (1)
Leilei Wang	347,984,142	—	21.3%
Xiaoxin Chen	400,000		*
Charles Xue	240,000	40,000	*
Hope Ni	480,000	—	*
Jay Chang	16,000,000	2,000,000	*
Zhen Yang	55,620,963	—	3.4%
Xin Wang (2)	13,250,000	—	*

(1)	Adjusted to reflect the issuance of ordinary shares upon full exercise of all outstanding options and restricted share units granted under the 2002 Plan and 2006 Plan.

(2)	Xin Wang resigned as the Chief Operating Officer of our company on March 31, 2010.

*	Less than one percent.

Employees

See “Item 4 — Information on the Company — Employees.”

Item 7.     Major Shareholders and Related Party Transactions

Major Shareholders

Under Exchange Act Rule 13d-3, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest.

The table below sets forth certain information with respect to the beneficial owners of 5% or more of our ordinary shares as of April 30, 2011:

	Shares beneficially owned
Name	Number	Percent
Leilei Wang (1)	294,862,045	19.5%
Nick Yang	188,466,160	12.5%
IDG-Accel China Growth Fund II L.P. (2)	124,221,480	8.9%
IDG-Accel China Growth Fund II Associates L.P. (2)	134,381,160	8.9%
IDG-Accel China Investors II L.P. (2)	134,381,160	8.9%
IDG-Accel China Growth Fund GP II Associates Ltd. (2)	134,381,160	8.9%
Patrick J. McGovern (2)	134,381,160	8.9%
Quan Zhou (2)	134,381,160	8.9%
SF Capital Ltd(3)	89,484,000	5.9%
Shin Fang(3)	89,484,000	5.9%

(1)
As of March 31, 2010, Leilei Wang holds a portion of his ordinary shares in our company through Right Advance Management Ltd., or Right Advance Management, and Chiming Bells International Limited, both of which are British Virgin Islands companies he controls. Pursuant to a share purchase agreement dated September 27, 2008, Mobileren Inc., or Mobileren, a holding company controlled by Yunfan Zhou, our former Chief Executive Officer, sold to Right Advance Management, and Right Advance Management purchased from Mobileren, 183,500,000 of our ordinary shares.

(2)
As of April 6, 2011, IDG-Accel China Growth Fund II L.P., or IDG Fund LP, a limited partnership organized under the laws of Cayman Islands, is the record owner of 124,221,480 shares in our company. As of February 10, 2011, IDG-Accel China Investors II L.P., or IDG Investors LP, a limited partnership organized under the laws of the Cayman Islands, is the record owner of 8,156,520 shares in our company. The general partner of IDG Fund LP is IDG-Accel China Growth Fund II Associates L.P., or IDG Associates LP, a limited partnership organized under the laws of Cayman Islands. The general partner of IDG Associates LP is IDG-Accel China Growth Fund GP II Associates Ltd., or IDG GP, a limited liability company incorporated under the laws of Cayman Islands. The general partner of IDG Investors LP is IDG GP. The directors and executive officers of IDG GP are Patrick J. McGovern and Quan Zhou.

(3)
As of January 31, 2011, Shin Fang is a control person and owns 100% of Renaissance Technologies LLC, a limited liability company organized under the laws of the State of Delaware, and is the record owner of 89,484 shares of our company.

None of the major shareholders has voting rights that differ from the voting rights of other shareholders.

As of December 31, 2010, there were 1,510,906,573 ordinary shares issued and outstanding. Citibank, N.A., or Citibank, the depositary under our ADS deposit agreement, has advised us that as of December 31, 2010, 28,459,500 ADSs, representing 1,138,336,000 ordinary shares, were held of record by Cede & Co. and three other registered shareholders. We have no further information as to ordinary shares held or beneficially owned by U.S. persons.

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

Set forth below is a summary of the material provisions of these agreements.

Loan Agreements. On March 31, 2004, we entered into a loan agreement with Yunfan Zhou, our former Chief Executive Officer, Songlin Yang and Zhen Huang, pursuant to which we amended and restated the terms and conditions of our long-term loans in the total principal amount of RMB2.2 million (approximately US$281,737) that we provided to Yunfan Zhou, Songlin Yang and Zhen Huang, in the proportion of their shareholding percentages in Beijing AirInbox. The loans are interest-free and the proceeds have been invested into Beijing AirInbox as a capital contribution by the borrowers. Pursuant to the loan agreement, each of the borrowers agreed to transfer his or her interest in Beijing AirInbox to KongZhong Beijing when permitted under PRC law as repayment of the loan. Each of the borrowers also undertook to us that the loan will become due and payable if, among other things, (i) either Yunfan Zhou or Nick Yang resigns or is removed from office by KongZhong Beijing or its affiliates, (ii) the respective borrower commits a criminal offense, (iii) any third party raises against the respective borrower a claim of more than RMB0.5 million (approximately US$64,031), (iv) foreign investment in a telecommunications value-added services business is permitted and the relevant government authorities start approving such foreign investment, or (v) the borrower dies or becomes incapacitated. In addition, the loan shall be repaid only in the form of a transfer of each borrower’s entire equity interest in Beijing AirInbox to us or, if transfer of ownership to us is prohibited under applicable law, to our designees. Upon the transfer of each borrower’s equity interest in Beijing AirInbox, any proceeds from the transfer shall be used to offset his or her loan repayment obligation to us or our designees. The term of the loan agreement is ten years, automatically renewable at our option. Pursuant to an amendment to the loan agreement among Yunfan Zhou, Songlin Yang, Zhen Huang and Guijun Wang, dated October 16, 2006, Guijun Wang replaced Yunfan Zhou as a party to the loan agreement and assumed all the rights and obligations of Yunfan Zhou under the loan agreement.

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

On May 13, 2010, Xiaolong Li, Tong Zhang and Tianshu Wu, who aggregately owned 34.36% of the total equity interest of Dacheng, signed a share transfer agreement with Leilei Wang, the Chairman of the Board of Directors and our Chief Executive Officer as well as one of our significant shareholders. Pursuant to this agreement, Xiaolong Li, Tong Zhang and Tianshu Wu transferred all of their respective equity interests of Dacheng to Leilei Wang. Upon the closing of this share transfer agreement, Leilei Wang holds 59.2% of the total equity interest of Dacheng. The remaining 40.8% is held by Zhen Yang, our President.

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

Yang Yang and Hai Qi, a former shareholder of Beijing WINT, entered into an option agreement with KongZhong Beijing on June 29, 2006 pursuant to which each of Yang Yang and Hai Qi granted KongZhong Beijing an option to purchase their respective equity interests in Beijing WINT for the lower of: (i) the lowest price permitted by PRC laws; or (ii) the value of the audited net assets of Beijing WINT. The term of this agreement was until all the equity interests held by these shareholders have been purchased by KongZhong Beijing as permitted by PRC laws. This agreement superseded the exclusive option agreement entered into among KongZhong Beijing, Yang Yang, Linguang Wu and Guijun Wang on February 28, 2005. Subsequently, Yang Yang, Jingye Sun and Li Ai, who are the current shareholders of Beijing WINT, entered into an option agreement with KongZhong Beijing on September 5, 2008 pursuant to which each of Yang Yang, Jingye Sun and Li Ai granted KongZhong Beijing an option to purchase their respective equity interests in Beijing WINT for the lower of: (i) the lowest price permitted by PRC laws; or (ii) the value of the audited net assets of Beijing WINT. The term of this agreement is until all the equity interests held by these shareholders have been purchased by KongZhong Beijing as permitted by PRC laws. This agreement supersedes the exclusive option agreement entered into among KongZhong Beijing, Yang Yang, Linguang Wu and Guijun Wang on June 29, 2006.

Yang Li and Xuelei Wu, who are the shareholders of Beijing Chengxitong, entered into an exclusive option agreement with KongZhong Beijing on November 21, 2005, pursuant to which each of these shareholders granted KongZhong Beijing an exclusive option to purchase their respective equity interests in Beijing Chengxitong for the lower of: (i) the lowest price permitted by PRC laws; or (ii) the amount of the audited net assets of Beijing Chengxitong. The term of this agreement is until the date all of the equity interests in Beijing Chengxitong have been purchased by KongZhong Beijing.

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

Xu Guo and Yang Yang, who are the shareholders of Mailifang, entered into an exclusive option agreement with Mailifang and KongZhong Beijing on April 1, 2009, pursuant to which each of these shareholders granted KongZhong Beijing an exclusive option to purchase their respective equity interests in Mailifang for the lower of: (i) the lowest price permitted by PRC laws; or (ii) the amount of the audited net assets of Mailifang. The term of this agreement is until the date all of the equity interests in Mailifang have been purchased by KongZhong Beijing.

Tao Jia and Junhong Chen, who are the shareholders of Xinreli, entered into an option agreement with Xinreli and Simlife Beijing on June 29, 2009, pursuant to which each of the shareholders granted Simlife Beijing an option to purchase all their respective interests in Xinreli for the lowest price permitted by PRC laws by Simlife Beijing or its designated third party. The initial term of this agreement is ten years from June 29, 2009 and could be extended upon such request of Simlife Beijing.

Zhen Yang and Leilei Wang, the shareholders of Dacheng, entered into an option agreement with Dacheng and KongZhong China on May 13, 2010, pursuant to which each of these shareholders granted KongZhong China an option to purchase all their respective interests in Dacheng for the lower of: (i) the lowest price permitted by PRC laws; and (ii) the audited net asset value of Dacheng once or several times by KongZhong China or its designated third party. The term of this agreement is until the date all of the equity interests in Dacheng have been purchased by KongZhong China.

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

Business Operation Agreements. Beijing AirInbox, its then shareholders, Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, and KongZhong Beijing entered into an amended and restated business operation agreement on May 10, 2004. On October 16, 2006, following the execution of a capital contribution transfer agreement, the new shareholders of Beijing AirInbox, Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, entered into an amended and restated business operation agreement with Beijing AirInbox and KongZhong Beijing. This agreement supersedes the amended and restated business operation agreement of May 10, 2004. Pursuant to the October 16, 2006 agreement, Beijing AirInbox and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing AirInbox will not engage in any transactions which may materially affect its assets, obligations, rights or operations, including: (i) conducting any business which is beyond the ordinary scope of business; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or senior officers; (iv) selling or acquiring any assets or rights valued at more than RMB0.2 million (approximately US$25,612), including but not limited to intellectual property rights; (v) providing guarantees for any third party with its assets or intellectual property rights or any other guarantee or incurring any obligations over its assets; (vi) amending the articles of association or changing the business scope of Beijing AirInbox; (vii) changing the normal operational process or amending any material bylaws of Beijing AirInbox; and (viii) assigning to any third party its rights or obligations under this agreement. In addition, Beijing AirInbox and its shareholders will appoint the designees of KongZhong Beijing as the directors and chief director of Beijing AirInbox, and the senior officers of KongZhong Beijing as the general manager, chief financial officer and other senior officers of Beijing AirInbox. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing authority to exercise all of his or her shareholder rights in Beijing AirInbox. The term of this agreement is for ten years from the date of execution and is automatically renewable unless KongZhong Beijing gives written notice three months prior to expiration of the agreement.

Beijing WINT, its then shareholders, Yang Yang, Hai Qi, and KongZhong Beijing entered into a business operation agreement on June 29, 2006. On September 5, 2008, following the execution of a capital contribution transfer agreement, the new shareholders of Beijing WINT, Yang Yang, Jingye Sun and Li Ai, entered into a business operation agreement with Beijing WINT and KongZhong Beijing. This agreement supersedes the business operation agreement of June 29, 2006. Pursuant to the September 5, 2008 agreement, Beijing WINT and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing WINT will not engage in any transactions which may materially affect its assets, obligations, rights or operations, including: (i) conducting any business which is beyond the ordinary scope of business; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or senior officers; (iv) selling or acquiring any assets or rights valued at more than RMB0.2 million (approximately US$25,612), including but not limited to intellectual property rights; (v) providing guarantees for any third party with its assets or intellectual property rights or any other guarantees or incurring any obligations over its assets; (vi) amending the articles of association or changing the business scope of Beijing WINT; (vii) changing the normal operational process or amending any material bylaws of Beijing WINT; and (viii) assigning to any third party its rights or obligations under this agreement. In addition, Beijing WINT and its shareholders will appoint the designees of KongZhong Beijing as the directors and president of Beijing WINT, and the nominees of KongZhong Beijing as the general manager, chief financial officer and other senior officers of Beijing WINT. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing authority to exercise all of the respective shareholder’s rights in Beijing WINT. The term of this agreement is for ten years from the date of execution and is automatically renewable unless KongZhong Beijing gives written notice three months prior to expiration of the agreement.

Beijing Chengxitong, its shareholders, Yang Li, Xuelei Wu and KongZhong Beijing entered into a business operation agreement on November 21, 2005. Pursuant to this agreement, Beijing Chengxitong and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing Chengxitong will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including: (i) conducting any business that is beyond normal business operations; (ii) lending to or assuming any obligations of a third party; (iii) replacing or dismissing any directors or senior officers; (iv) selling or purchasing any assets or rights valued at more than RMB0.2 million (approximately US$25,612); (v) incurring any security interest over its assets and intellectual property on behalf of any third party; (vi) amending the articles of association or changing the business scope of Beijing Chengxitong; (vii) changing the normal operations or amending any material internal guidelines of Beijing Chengxitong; and (viii) assigning any rights and obligations under this agreement to any third party. In addition, Beijing Chengxitong and its shareholders will appoint the designees of KongZhong Beijing as directors, general manager and other senior officers of Beijing Chengxitong. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing full power and authority to exercise all of the respective shareholders’ rights in Beijing Chengxitong. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law or until KongZhong Beijing shall terminate the agreement by issuing written notice 30 days prior to the date of termination.

BJXR, its shareholders, Yang Li and Guijun Wang, and Anjian Xingye entered into a business operation agreement on January 26, 2006. Pursuant to this agreement, BJXR and its shareholders agreed that, without the prior written consent of Anjian Xingye or its designees, BJXR will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including: (i) conducting any business that is beyond normal business operations; (ii) lending to or assuming any obligations of a third party; (iii) replacing or dismissing any directors or senior officers; (iv) selling or purchasing any assets or rights valued at more than RMB0.2 million (approximately US$25,612); (v) incurring any security interest over its assets and intellectual property on behalf of any third party; (vi) amending the articles of association or changing the business scope of BJXR; (vii) changing the normal operations or amending any material internal guidelines of BJXR; and (viii) assigning any rights and obligations under this agreement to any third party. In addition, BJXR and its shareholders will appoint the designees of Anjian Xingye as directors, general manager and other senior officers of BJXR. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of Anjian Xingye full power and authority to exercise all of the respective shareholders’ rights in BJXR. The term of the agreement is until Anjian Xingye is dissolved according to PRC law or until Anjian Xingye shall terminate the agreement by issuing written notice 30 days prior to the date of termination. This agreement was terminated on February 8, 2010, on which day BJXR, Yang Li and Guijun Wang entered into a new business operation agreement with KongZhong China based on similar terms as in the agreement with Anjian Xingye.

Mailifang, its shareholders, Xu Guo, Yang Yang and KongZhong Beijing entered into a business operation agreement on April 1, 2009. Pursuant to this agreement, Mailifang and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Mailifang will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including: (i) conducting any business that is beyond normal business operations; (ii) lending to or assuming any obligations of a third party; (iii) replacing or dismissing any directors or senior officers; (iv) selling or purchasing any assets or rights valued at more than RMB0.2 million (approximately US$29,274); (v) incurring any security interest over its assets and intellectual property on behalf of any third party; (vi) amending the articles of association or changing the business scope of Mailifang; (vii) changing the normal operations or amending any material internal guidelines of Mailifang; and (viii) assigning any rights and obligations under this agreement to any third party. In addition, Mailifang and its shareholders will appoint the designees of KongZhong Beijing as directors, general manager and other senior officers of Mailifang. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing full power and authority to exercise all of the respective shareholders’ rights in Mailifang. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law or until KongZhong Beijing shall terminate the agreement by issuing written notice 30 days prior to the date of termination.

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

Investment in HiU! Media

On January 11, 2008, we entered into a definitive agreement to acquire 9.87% of the total equity interest of HiU! Media for a consideration of US$1.5 million. HiU! Media, a company incorporated in the Cayman Islands and based in the PRC, provides marketing and advertising networks and solutions targeting residential communities in the PRC. Prior to the transaction, Nick Yang, one of our significant shareholders and the former Vice Chairman of the Board of Directors, had been a director and a significant shareholder of HiU! Media. As a result, he was excluded from our Board’s deliberation and decision with respect to the acquisition of the equity interest in HiU! Media. Subsequent to the closing of the transaction in January 2008, Nick Yang has continued to act as a director for and remains a significant shareholder of HiU! Media. We accounted for this investment by using the cost method. We deemed our investment in HiU! Media to be impaired in 2009 and recognized a US$1.5 million impairment primarily for the following reasons: (i) since January 2008, HiU! Media has been in a continuous loss-making position and has failed over time to create the type of profit-generating business that was contemplated at the time of our investment and (ii) we were unable to create any value-generating synergies with HiU! Media for our WIS business due to HiU! Media’s failure to develop its advertising business and expand its customer base.

Sale of Used Car

In October 2008, our company sold a used car to the wife of Yunfan Zhou, the former Chairman of the Board of Directors and Chief Executive Officer, for RMB200,000. The Audit Committee approved this sale.

Services for Wireless Search Business

In 2008, Hui Chuang Xin Ying, a company controlled by Nick Yang, one of our significant shareholders and the former Vice Chairman of the Board of Directors, provided certain technical services to our company to maintain the wireless search engine on Kong.net. Hui Chuang Xin Ying did not charge our company for its services. Hui Chuang Xin Ying no longer provides these services to our company.

Sale of Domain Name

As part of the liquidation of  Monkey King and Wukong Shentong, we sold the “wukong.com” and “wukong.net” domain names in August 2009 to Nick Yang, one of our significant shareholders and the former Vice Chairman of the Board of Directors, for RMB240,000. The Audit Committee approved this sale.

Simlife Acquisition

IDGVC Partners, which through its affiliated entities is one of our major shareholders, owned approximately 30% of the issued share capital of Simlife. We acquired Simlife in June 2009. The Audit Committee approved this transaction.

Dacheng Acquisition

Leilei Wang, our Chief Executive Officer and the Chairman of our Board of Directors, holds an equity interest of approximately 24.8% in Dacheng. We acquired Dacheng in January 2010. Mr. Wang received a total of 67.73 million of our ordinary shares (equivalent to 1.69 million ADS) as consideration for his equity interest. The Audit Committee approved this transaction. Mr. Wang also recused himself from any consideration of, and voting on, the transaction by the Board of Directors.

Services Provided by Prosten

Leilei Wang, our Chief Executive Officer and the Chairman of our Board of Directors, holds 19.84% of the ordinary shares of Prosten Technplogy Holdings Limited (“Prosten”) through Right Advance Management Limited  (“Right Advance”), a British Virgin Islands company he controls. Prosten and its subsidiary companies engages in the business of providing solutions to companies that provide mobile and search services. In 2008, 2009 and 2010, Prosten provided us mobile value-added services valued at US$0.6 million, US$1.1 million and US$3.2 million, respectively.

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

The high and low closing prices of our ADSs on NASDAQ since listing are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2004 (1)	11.97	5.33
2005	14.48	6.80
2006	15.04	5.56
2007	9.53	3.53
2008	6.89	2.44
2009	16.00	3.47
2010	13.34	5.29
Quarterly:
First Quarter, 2008	6.89	4.33
Second Quarter, 2008	5.18	3.73
Third Quarter, 2008	4.20	3.51
Fourth Quarter, 2008	3.68	2.44
First Quarter, 2009	5.28	3.47
Second Quarter, 2009	10.98	5.06
Third Quarter, 2009	15.25	9.46
Fourth Quarter, 2009	16.00	10.28
First Quarter, 2010	13.34	7.40
Second Quarter, 2010	8.30	5.98
Third Quarter, 2010	6.52	5.29
Fourth Quarter, 2010	7.94	6.10
First Quarter, 2011	10.07	6.39
Monthly:
October 2010	7.50	6.82
November 2010	7.85	6.69
December 2010	7.94	6.10
January 2011	7.02	6.39
February 2011	7.50	7.00
March 2011	10.07	7.08
April 2011	10.78	7.94
May 2011	8.07	5.48

(1)	Our ADSs commenced trading on the NASDAQ Global Market on July 9, 2004.

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

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to us or to any holder of ADSs. Accordingly, any payment of dividends or any other distribution made on the ordinary shares will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any shareholder and gains derived from the sale of ordinary shares will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties that are applicable to any payments made by or to our company.

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

Taxation of Dividends

Under the United States Federal income tax laws, and subject to the PFIC rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States Federal income tax purposes) is subject to United States Federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will not be qualified dividend income for any distribution in any year that we are a PFIC or in the year following a year in which we were a PFIC. Those dividends will be taxable to you at ordinary income tax rates. For all other years, dividends we pay with respect to the ADSs generally will be qualified dividend income, provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States.

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

Dividends will be income from sources outside the United States, and, depending on your circumstances, will be either “passive” income or “general” income for purposes of computing the foreign tax credit allowable to you.

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

PFIC Rules

We believe that the ADSs are likely to be treated as stock of a PFIC for United States Federal income tax purposes, as described below:

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

Your ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we can no longer be classified as a PFIC in 2011 and subsequent years. For purposes of this rule, if you make a mark-to-market election with respect to your ADSs, you will be treated as having a new holding period in your ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Additionally, even if you did not make a mark-to-market election, you may still cause your ADSs to no longer be treated as stock in a PFIC by making a “deemed sale election” with respect to your ADSs. If you make such an election, you will be treated as having sold your ADSs on the last date of the last taxable year in which we qualified as a PFIC (the “termination date”) for their fair market value, with the special rules described above applying to such sale. For purposes of the PFIC rules only, you will then be treated as having a new holding period starting on the day following the termination date.

Please consult your tax advisor as to the availability and tax consequences of a mark-to-market election or a deemed sale election.

If you own ADSs during any year that we are a PFIC, you must file Internal Revenue Service Form 8621. In addition, pursuant to recently enacted legislation, if you are a U.S. person that is a shareholder in a PFIC, you will generally be required to file an annual report with the Internal Revenue Service. The content of this required statement and potential exemptions to this requirement are under development by the Internal Revenue Service.

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

Foreign Currency Risk

While our reporting currency is the U.S. dollar, the majority of our revenues, costs and liabilities are denominated in Renminbi. As of December 31, 2010, about 84.3% of our assets were denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the People’s Bank of China introduced a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. Daily fluctuations of the Renminbi against the basket of currencies were limited to 0.3% per day until May 21, 2007, when the floating band was widened to 0.5% per day, according to an announcement by the People’s Bank of China. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. We cannot guarantee that the Renminbi will not be permitted to enter into a full float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. As we receive substantially all of our revenues in Renminbi and a majority of our cash and cash equivalents are denominated in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. As of December 31, 2010, we had cash and cash equivalents in the amount of US$157.2 million. A 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$1.4 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$1.4 million in our total amount of cash and cash equivalents.

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

As part of our cash management, we converted a small portion of our cash and cash equivalents in U.S. dollars into Euros in 2008. We converted such cash and cash equivalents back into U.S. dollars in 2009. As a result, we currently do not have any cash or cash equivalent in currencies other than U.S. dollar or Renminbi. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk and may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

From our inception to 2006, the PRC did not experience significant inflation. According to the China Statistical Bureau, the PRC’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.9%, -0.7% and 3.3%, in 2008, 2009 and 2010, respectively. Inflation generally affects us by increasing the cost of our personnel, technology, content and rent. As we intend to meet our future funding needs through cash flow generated from operating activities and the proceeds from our initial public offering, we do not believe inflation will have a material effect on our financing cost.

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

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares, i.e. , upon deposit and withdrawal of ordinary shares;

•	expenses incurred for converting foreign currency into U.S. dollars;

•	fees and expenses incurred by the depositary in compliance with exchange controls or other regulatory requirements;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities, i.e. , when ordinary shares are deposited or withdrawn from deposit; and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

For the period from May 1, 2010 to April 30, 2011, we are entitled to receive from Citibank reimbursement payments totaling US$ 210,000 for the expenses we incurred that are related to or ADS program, including but not limited to, our continuing annual stock exchange listing fees and our expenses in connection with investor relationship programs. There are limits on the amount of expenses for which Citibank will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees Citibank collects from investors.

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

The net proceeds to us from our initial public offering, after deducting fees and expenses, were US$73,434,703. As of December 31, 2010, we spent US$45.9 million of the net proceeds to expand our business through acquisitions, US$15.8 million on general corporate purposes and US$11.7 million on our share repurchase plan. We anticipate that the remaining proceeds from our initial public offering would be used to fund additional acquisition activities or for general corporate purposes.

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

Due to its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2010 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of KongZhong Corporation

We have audited the internal control over financial reporting of KongZhong Corporation, its subsidiaries and variable interest entities (collectively, the “Company”) as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010 of the Company and our report dated June 22, 2011, expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Deloitte Touche Tohmatsu CPA Ltd.

Beijing, The People’s Republic of China

June 22, 2011

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

Item 16C.              Principal Accountant Fees and Services

Deloitte Touche Tohmatsu CPA Ltd. has served as our independent registered public accounting firm for each of the fiscal years ended on December 31, 2008, 2009 and 2010, for which audited financial statements appear in this annual report on Form 20-F. The independent registered public accounting firm is elected annually by our shareholders at our annual general meeting. The audit committee will propose to our shareholders at the 2010 annual general meeting that Deloitte Touche Tohmatsu CPA Ltd. be elected as our auditor for fiscal year 2010.

Audit Fees

The aggregate fees billed in each of 2008, 2009 and 2010 for professional services rendered by the independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were US$0.7 million, US$0.8 million and US$1.1 million, respectively.

Audit-Related Fees

The aggregate fees billed in each of 2008, 2009 and 2010 for assurance and related services rendered by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were US$38,294, US$8,054 and US$4,725, respectively.

Tax Fees

The aggregate fees billed in each of 2008, 2009 and 2010 for professional services relating to tax compliance, tax advice and tax planning rendered by the independent registered public accounting firm were approximately nil, US$21,887 and nil, respectively.

All Other Fees

The aggregate fees billed in each of 2008, 2009 and 2010 for products and services provided by the independent registered public accounting firm, other than the services reported above under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees,” were nil in all three years.

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

Item 16D.              Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.              Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of Publicly Announced Plan (1)	Maximum Number of ADSs that May Yet be Purchased Under the Plan
November 2008 (November 20, 2008 to November 30, 2008)	43,996	US$	3.1594	43,996	4,456,004
December 2008 (December 1, 2008 to December 31, 2008)	179,094	US$	3.4064	223,090	4,276,910
January 2009 (January 1, 2009 to January 31, 2009)	109,083	US$	3.4612	332,173	4,167,827
February 2009 (February 1, 2009 to February 28, 2009)	33,915	US$	4.4589	366,088	4,133,912
March 2009 (March 1, 2009 to March 31, 2009)	202,906	US$	4.9103	568,994	3,931,006
April 2009 (April 1, 2009 to April 30, 2009)	0	US$	0	568,994	3,931,006
May 2009(May 1, 2009 to May 30, 2009)	1,300,000	US$	US7.2500	1,868,994	2,631,006

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

Item 18.  Financial Statements

See “Index to Consolidated Financial Statements for the Years Ended December 31, 2008, 2009 and 2010” for a list of all financial statements filed as part of this annual report.

Item 19.  Exhibits

See Exhibit Index beginning on page 118.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:       June 27, 2011

KongZhong Corporation

By:	/s/ Leilei Wang
Name: Leilei Wang
Title: Chief Executive Officer

EXHIBITS INDEX

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

4.12 (5)	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.13 (5)	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

Exhibits - 1

Number	Description of Exhibit
4.14 (7)	Undertaking by Yunfan Zhou with Linguang Wu, Songlin Yang, Guijun Wang and Zhen Huang, dated October 13, 2008.

4.15 (7)	Power of Attorney by Guijun Wang, dated October 13, 2008.

4.16 (7)	Power of Attorney by Linguang Wu, dated October 13, 2008.

4.17 (7)	Power of Attorney by Songlin Yang, dated October 13, 2008.

4.18 (7)	Power of Attorney by Zhen Huang, dated October 13, 2008.

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

Number	Description of Exhibit
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

4.46 (7)	Undertaking by Yunfan Zhou with Yang Li and Guijun Wang, dated October 13, 2008.

4.47 (8)	Option Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd. dated February 8, 2010.

4.48 (8)	Exclusive Technical and Consulting Services Agreement between Beijing Xinrui Technology Co., Ltd. and KongZhong China Co., Ltd. dated February 8, 2010.

4.49 (8)	Share Pledge Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd. dated February 8, 2010.

4.50 (8)	Business Operation Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd. dated February 8, 2010.

4.51 (8)	Power of Attorney by Yang Li dated February 8, 2010.

Number	Description of Exhibit
4.52 (8)	Power of Attorney by Guijun Wang dated February 8, 2010.

4.53 (8)	Equity Transfer Agreement among Tao Jia, Longteng Gao, Jianguang Li and Xiamen Xinreli Scientific and Technology Co., Ltd. dated June 29, 2009.

4.54 (8)	English Translation of Option Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Scientific and Technology Co., Ltd. dated June 29, 2009.

4.55 (8)	English Translation of Exclusive Technical Consulting and Services Agreement between Simlife (Beijing) Science Co., Ltd. and Xiamen Xinreli Scientific and Technology Co., Ltd. dated June 29, 2009.

4.56 (8)	English Translation of Equity Pledge Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia and Junhong Chen dated June 29, 2009.

4.57 (8)	English Translation of Business Operations Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Scientific and Technology Co., Ltd. dated June 29, 2009.

4.58 (8)	Power of Attorney by Tao Jia dated June 29, 2010.

4.59 (8)	Power of Attorney by Junhong Chen dated June 29, 2010.

4.60 (8)	Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang, and Tianshu Wu, dated December 15, 2009.

4.61 (8)
First Amendment to the Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang, and Tianshu Wu, dated January 13, 2010.

4.62 (8)
Second Amendment to the Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang, and Tianshu Wu, dated May 13, 2010.

4.63 (8)	Share Transfer Agreement among Leilei Wang, Xiaolong Li, Tong Zhang, Tianshu Wu and Shanghai Dacheng Network Technology Co., Ltd., dated May 13, 2010.

4.64 (8)	Option Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang, dated May 13, 2010.

4.65 (8)	Exclusive Technical Consulting and Services Agreement between KongZhong China Co., Ltd. and Shanghai Dacheng Network Technology Co., Ltd. dated May 13, 2010.

4.66 (8)	Share Pledge Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang, dated May 13, 2010.

4.67 (8)	Business Operations Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang, dated May 13, 2010.

4.68 (8)	Power of Attorney by Zhen Yang dated May 13, 2010.

4.69 (8)	Confirm Letter by Leilei Wang dated May 13, 2010.

Number	Description of Exhibit
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

4.76 (8)
English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Beijing Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 1, 2008.

4.77 (8)
English Translation of Technical Service Agreement on Monternet Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated April 23, 2009.

4.78 (8)
English Translation of Technical Service Agreement on Network-wide Value-added Services SP Cooperation between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2009.

4.79
English Translation of Technical Service Agreement on Monternet™ Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2010.

4.80
English Translation of Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 1, 2010.

4.81
English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Jiangsu Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated September 21, 2009.

4.82	English Translation of Cooperation Agreement on Game Business SP between China Mobile Group Jiangsu Co. Ltd. and Beijing WINT Information Technologies Co., Ltd., dated October 27, 2009.

4.83
English Translation of Technical Service Agreement on Network-wide Value-added Services SP Cooperation between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2010.

4.84 (7)	Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated March 18, 2009.

Number	Description of Exhibit

4.85 (7)	First Amendment to Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated April 9, 2009.

4.86 (6)	Form of Employment Agreement.

4.87 (6)	Form of Confidentiality and Non-Compete Agreement.

8.1	List of Significant Subsidiaries and Consolidated Entities.

11.1 (3)	Code of Business Conduct and Ethics.

12.1	CEO Certification pursuant to Rule 13a – 14(a).

12.2	CFO Certification pursuant to Rule 13a – 14(a).

13.1	CEO Certification pursuant to Rule 13a – 14(b).

13.2	CFO Certification pursuant to Rule 13a – 14(b).

23.1	Consent of King & Wood.

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation as filed with the SEC on June 28, 2005 and incorporated herein by reference thereto.

(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 16, 2006 and incorporated herein by reference thereto.

(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 20, 2007 and incorporated herein by reference thereto.

(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 19, 2008 and incorporated herein by reference thereto.

(7)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on April 29, 2009 and incorporated herein by reference thereto.

(8)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 4, 2010 and incorporated herein by reference thereto.

KONGZHONG CORPORATION

Report of Independent Registered Public Accounting
Firm and Consolidated Financial Statements
For the years ended December 31, 2008, 2009 and 2010

KONGZHONG CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF KONGZHONG CORPORATION

We have audited the accompanying consolidated balance sheets of KongZhong Corporation and its subsidiaries and variable interest entities (collectively, the "Company") as of December 31, 2009 and 2010 and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2008, 2009 and 2010, and the related financial statement schedule included in Schedule I. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of KongZhong Corporation and its subsidiaries and variable interest entities as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 22, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte Touche Tohmatsu CPA Ltd.
Beijing, The People's Republic of China
June 22, 2011

KONGZHONG CORPORATION

CONSOLIDATED BALANCE SHEETS
(In US dollars)

	As of December 31,
	2009	2010
Assets

Current assets
Cash and cash equivalents	$139,289,525	$157,170,761
Trading securities	100,617	20,276
Accounts receivables, net of allowance of $266,252 and $nil as of December 31, 2009 and 2010	25,276,792	21,793,956
Prepaid expenses and other current assets	4,907,365	5,979,068
Total current assets	169,574,299	184,964,061
Rental deposits	596,645	584,292
Property and equipment, net	3,116,041	3,738,598
Long-term investments	1,464,494	-
Goodwill	23,042,278	87,705,675
Acquired intangible assets, net	2,284,851	4,452,688
Total assets	$200,078,608	$281,445,314

Liabilities and shareholders' equity

Current liabilities
Accounts payable (including account payable of the consolidated variable interest entities ("VIEs") without recourse to the Company of $13,230,710 and $9,870,853 as of December 31, 2009 and 2010, respectively)	$13,265,740	$9,909,704
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of $6,586,427 and $6,925,533 as of December 31, 2009 and 2010, respectively)	8,893,698	48,084,857
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Company of $nil and $564,812 as of December 31, 2009 and 2010, respectively)	-	2,549,820
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of $1,315,726 and $1,056,443 as of December 31, 2009 and 2010, respectively)	1,405,847	2,930,337
Total current liabilities	$23,565,285	$63,474,718

Commitments and contingencies (Note 19)

Convertible senior notes, net of discount due to beneficial conversion feature	3,000,966	3,552,716
Non-current deferred tax liability (including non-current deferred tax liability of the consolidated VIEs without recourse to the Company of $471,626 and $477,457 as of December 31, 2009 and 2010, respectively)	471,626	477,457
Total liabilities	$27,037,877	$67,504,891
Ordinary shares ($0.0000005 par value; 1,000,000,000,000 shares authorized, 1,409,396,360 and 1,510,906,573 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	705	755
Additional paid-in capital	83,862,222	105,120,495
Shares issuable in connection with acquisition	1,325,917	-
Warrant	677,332	677,332
Accumulated other comprehensive income	23,270,268	32,314,355
Statutory reserve	8,600,893	9,392,790
Retained earnings	55,303,394	66,434,696
Total shareholders' equity	173,040,731	213,940,423
Total liabilities and shareholders' equity	$200,078,608	$281,445,314

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In US dollars)

	For the years ended December 31,
	2008	2009	2010

Revenues	$96,689,684	$131,298,223	$149,583,364
Sales tax	(2,839,664)	(2,885,127)	(3,208,933)
Net revenues	93,850,020	128,413,096	146,374,431
Cost of revenues	(51,612,494)	(65,946,821)	(80,238,617)
Gross profit	42,237,526	62,466,275	66,135,814
Operating expenses
Product development (including share-based compensation expense of $1,006,126, $1,503,758 and $1,038,275 for 2008, 2009 and 2010, respectively)	(15,180,775)	(18,272,008)	(23,964,697)
Selling and marketing (including share-based compensation expense of $488,927, $178,291 and $131,396 for 2008, 2009 and 2010, respectively)	(21,338,924)	(17,821,260)	(18,975,617)
General and administrative (including share-based compensation expense of $785,506, $2,529,481 and $3,830,585 for 2008, 2009 and 2010, respectively)	(8,800,319)	(10,186,853)	(10,481,827)
Goodwill impairment loss	(21,623,279)	-	(2,998,317)
Intangible assets impairment loss	-	-	(5,730,579)
Total operating expenses	(66,943,297)	(46,280,121)	(62,151,037)
Change in fair value of contingent consideration for business acquisition	-	-	10,894,533
Government subsidy	-	-	337,663
(Loss) income from operations	(24,705,771)	16,186,154	15,216,973
Interest income	4,897,409	3,114,306	2,342,761
Interest expense for convertible senior notes	-	(725,910)	(1,059,905)
Loss from impairment of cost method investment	-	(1,500,000)	(1,509,912)
Gain on sales of investment	-	206,945	883,285
Net income (loss) before income taxes	(19,808,362)	17,281,495	15,873,202
Income taxes expense	(851,930)	(4,698,114)	(3,950,003)
Net income (loss)	$(20,660,292)	$12,583,381	$11,923,199

Net income (loss) per share, basic	$(0.01)	$0.01	$0.01

Net income (loss) per share, diluted	$(0.01)	$0.01	$0.01

Weighted average shares used in calculating basic net income (loss) per share	1,424,581,293	1,385,201,479	1,466,947,693

Weighted average shares used in calculating diluted net income (loss) per share	1,424,581,293	1,537,771,051	1,547,870,678

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(In US Dollars)

						Accumulated
			Additional	Shares issuable		other			Total
	Ordinary shares		paid-in	in connection		comprehensive	Statutory	Retained	shareholders'	Comprehensive
	Shares	Amount	capital	with acquisition	Warrant	income	reserve	earnings	equity	income (loss)

Balance as of December 31, 2007	1,423,156,120	$711	$84,729,618	$-	$-	$13,764,239	$6,764,705	$65,216,493	$170,475,766
Repurchase of ordinary shares	(8,923,600)	(4)	(760,208)	-	-	-	-	-	(760,212)
Issuance of ordinary shares for share-based compensation	20,000,000	10	928	-	-	-	-	-	938
Share-based compensation recognized	-		2,280,559	-	-	-	-	-	2,280,559
Provision for statutory reserve	-	-	-	-	-	-	627,737	(627,737)	-
Foreign currency translation adjustments	-	-	-	-	-	9,351,459	-	-	9,351,459	$9,351,459
Net loss	-	-	-	-	-	-	-	(20,660,292)	(20,660,292)	(20,660,292)
Balance as of December 31, 2008	1,434,232,520	$717	$86,250,897	$-	$-	$23,115,698	$7,392,442	$43,928,464	$160,688,218	$(11,308,833)
Repurchase of ordinary shares	(65,836,160)	(33)	(11,108,006)	-	-	-	-	-	(11,108,039)
Issuance of ordinary shares for share-based compensation	40,000,000	20	466,870	-	-	-	-	-	466,890
Issuance of ordinary shares for acquisition of Zhulang	1,000,000	1	373,000	-	-	-	-	-	373,001
Shares issuable in connection with acquisition of Simlife			-	1,325,917	-	-	-	-	1,325,917
Beneficial conversion feature of convertible senior note	-	-	3,667,931	-	-	-	-	-	3,667,931
Issuance of warrant in relation to convertible senior notes	-	-	-	-	677,332	-	-	-	677,332
Share-based compensation recognized	-		4,211,530	-	-	-	-	-	4,211,530
Provision for statutory reserve	-	-	-	-	-	-	1,208,451	(1,208,451)	-
Foreign currency translation adjustments	-	-	-	-	-	154,570	-	-	154,570	$154,570
Net income	-	-	-	-	-	-	-	12,583,381	12,583,381	12,583,381
Balance as of December 31, 2009	1,409,396,360	$705	$83,862,222	$1,325,917	$677,332	$23,270,268	$8,600,893	$55,303,394	$173,040,731	$12,737,951
Issuance of ordinary shares for share-based compensation	52,750,000	26	386,524	-	-	-	-	-	386,550
Issuance of ordinary shares for acquisition of Dacheng	42,760,213	21	14,545,579	-	-	-	-	-	14,545,600
Issuance of ordinary shares for acquisition of Simlife	6,000,000	3	1,325,914	(1,325,917)	-	-	-	-	-
Share-based compensation recognized	-	-	5,000,256	-	-	-	-	-	5,000,256
Provision for statutory reserve	-	-	-	-	-	-	791,897	(791,897)	-
Foreign currency translation adjustments	-	-	-	-	-	9,044,087	-	-	9,044,087	$9,044,087
Net income	-	-	-	-	-	-	-	11,923,199	11,923,199	11,923,199
Balance as of December 31, 2010	1,510,906,573	$755	$105,120,495	$-	$677,332	$32,314,355	$9,392,790	$66,434,696	$213,940,423	$20,967,286

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED CASH FLOW STATEMENTS
(In US dollars)

	For the years ended December 31,
	2008	2009	2010
Operating activities
Net (loss)/income	$(20,660,292)	$12,583,381	$11,923,199
Adjustments to reconcile net income (loss) to net cash Provided by operating activities:
Depreciation and amortization	2,867,914	2,941,175	7,691,043
(Gain)/loss on disposal of property and equipment	(19,595)	72,188	5,037
Provision of bad debt	-	266,252	45,857
Investment impairment loss	-	1,500,000	1,509,912
Goodwill and intangible assets impairment loss	21,623,279	-	8,728,896
Change in fair value of contingent consideration for business acquisitions	-	-	(10,894,533)
Share-based compensation	2,280,559	4,211,530	5,000,256
Amortization of the debt discount	-	299,813	585,627
Changes in operating assets and liabilities
Accounts receivable	(123,994)	(8,960,860)	4,855,600
Prepaid expenses and other current assets	1,338,415	(1,422,058)	(337,872)
Rental deposits	(45,864)	(71,903)	78,309
Trading securities	-	(100,617)	81,617
Accounts payable	4,676,787	2,469,397	(3,850,530)
Accrued expenses and other liabilities	1,440,881	878,723	(2,969,107)
Income tax payable	(856,586)	622,111	3,560,300
Net cash provided by operating activities	12,521,504	15,289,132	26,013,611

Investing activities
Purchases of subsidiaries, net of cash acquired $419,215 and $2,145,792 as of December 31, 2009 and 2010	-	(6,686,930)	(8,603,609)
Purchase of long-term investments	(2,964,118)	-	-
Purchase of property and equipment	(1,878,605)	(1,599,477)	(1,717,930)
Proceeds from disposal of property and equipment	30,822	3,804	6,676
Net cash used in investing activities	(4,811,901)	(8,282,603)	(10,314,863)

Financing activities
Payment of contingent consideration for acquisition of business	-	-	(1,163,064)
Repurchase of common stock	(760,212)	(11,108,039)	-
Proceeds from exercise of employee stock options	938	466,890	386,524
Proceeds from issuance of convertible senior notes	-	6,775,400	-
Net cash (used in)/ provided by financing activities	(759,274)	(3,865,749)	(776,540)
Effect of foreign exchange rate changes	6,761,273	94,471	2,959,028
Net increase in cash and cash equivalents	13,711,602	3,235,251	17,881,236
Cash and cash equivalents, beginning of year	122,342,672	136,054,274	139,289,525
Cash and cash equivalents, end of year	$136,054,274	$139,289,525	$157,170,761

Supplemental disclosures of cash flow information
Income taxes paid	$791,927	$5,180,013	$3,053,601
Interest paid	-	155,081	508,155

Non-cash investing activities:
Acquisition consideration payable	-	1,250,000	-
Contingent consideration in connection with business acquisition	-	-	40,155,908
Ordinary shares to be issued for business acquisitions	-	1,325,917	-
Ordinary shares issued for business acquisitions	-	373,001	14,545,600

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

KongZhong Corporation ("KongZhong") was incorporated under the laws of the Cayman Islands on May 6, 2002.  KongZhong and its consolidated entities (collectively, the "Company") provide wireless interactive entertainment, media and community services to mobile phone users, and internet game in the People's Republic of China (the "PRC") and specialize in the development, marketing and distribution of consumer wireless value-added services.

As of December 31, 2010, details of the Company's significant majority-owned subsidiaries and VIEs are as follows:

	Incorporation or	Shareholder/
Name	acquisition date/place	nominee owner	Legal ownership	Principal activities
			%

Subsidiaries of the Company:

KongZhong Information Technologies	July 29, 2002	KongZhong	100	Providing consulting
(Beijing) Co., Ltd. ("Kongzhong Beijing")	the PRC			and technology services

KongZhong China Co., Ltd.	June 10, 2005	KongZhong	100	Providing consulting
("Kongzhong China")	the PRC			and technology services

Simlife (Beijing) Science Co., Ltd.	June 29, 2009	Simlife	100	Providing consulting
("Beijing Simlife")	the PRC	International Inc.		and technology services

Success Blueprint Limited	October 9, 2009	KongZhong	100	Providing novel license
	BVI			to overseas

Dacheng Holdings Limited	January 14, 2010	KongZhong	100	Providing internet game
("Dacheng Holdings")	Cayman			services

Dacheng Investment (Hong kong) Limited	January 14, 2010	KongZhong	100	Providing internet game
("Dacheng Hong kong")	Hong Kong			services

Variable interest entities ("VIE"):

Beijing AirInbox Information	April 4, 2002	Linguang Wu	45	Providing wireless
Technologies Co., Ltd.	the PRC	SonglinYang	42	value-added services
("Beijing AirInbox")		Guijun Wang	10	to mobile phone users
		Zhen Huang	3

Beijing Wireless Interactive	Feburary, 2005	Yang Yang	40	Providing wireless
Network Technologies Co., Ltd.	the PRC	Jingye Sun	30	value-added services
("Beijing WINT")		Li Ai	30	to mobile phone users

Beijing Chengxitong Information	November, 2005	Yang Li	90	Providing wireless
Technology Co., Ltd.	the PRC	Xuelei Wu	10	value-added services
("Beijing Chengxitong")				to mobile phone users

Beijing Xinrui Network Technology	January, 2006	Guijun Wang	51	Providing wireless
Co., Ltd.	the PRC	Yang Li	49	value-added services
("Beijing Xinrui")				to mobile phone users

Shanghai Mailifang	March, 2009	Xu Guo	90	Providing wireless
Communication Co., Ltd.	the PRC	Yang Yang	10	value-added services
("Shanghai Mailifang")				to mobile phone users

Xiamen Xinreli Scientific and Technology	June 22, 2009	Tao Jia	80	Providing wireless
Co., Ltd. ("Xiamen Simlife ")	the PRC	Junhong Chen	20	value-added services
				to mobile phone users

Shanghai Dacheng Network	January 14, 2010	Leilei Wang	59	Providing internet game
Technology Co., Ltd.	the PRC	Zhen Yang	41	services
("Shanghai Dacheng")

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Incorporation or	Shareholder/
Name	acquisition date/place	nominee owner	Legal ownership	Principal activities
			%

Subsidiaries of VIE:

Beijing Boya Wuji Technologies Co., Ltd.	March 29, 2004	Beijing AirInbox	100	Providing wireless
("Beijing Boya Wuji")	the PRC			value-added services
				to mobile phone users

Tianjin Mammoth Technologies	May, 2005	Beijing AirInbox	95	Mobile games
Co., Ltd. ("Tianjin Mammoth")	the PRC	Beijing WINT	5	developing services

Beijing Shiyuan Leya Culture Communication	July 30, 2008	Beijing Xinrui	100	Providing wireless
Co., Ltd. ("Beijing Shiyuan Leya")	the PRC			value-added services to
				mobile phone users

Nanjing Net Book Culture Co., Ltd.	October 09, 2009	Beijing Chengxitong	100	Providing
("Nanjing Zhulang")	the PRC			internet novel services

Wuxi Dacheng Network	January 14, 2010	Shanghai Dacheng	100	Providing internet game
Technology Co.,Ltd. ("Wuxi Dacheng")	the PRC			services

Shenzhen Zhida Network Technology	February 23,2010	Beijing WINT	100	Providing technology
Co., Ltd. ("Shenzhen Zhida")	the PRC			services to mobile
				phone manufactures

The VIE arrangements

PRC regulations prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services.  To comply with these regulations, the Company conducts the majority of its activities through its VIEs and their subsidiaries.

To provide the Company effective control over and the ability to receive substantially all of the economic benefits of its VIEs and their subsidiaries, KongZhong Beijing, or KongZhong China, or Beijing Simlife (collectively, the "Foreign Owned Subsidiaries") has entered into a series of contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Beijing Xinrui, Xiamen Simlife, Shanghai Mailifang and Shanghai Dacheng (collectively the "VIE Companies"), respectively, as summarized below:

Foreign Owned Subsidiaries	VIE Companies

KongZhong Beijing	Beijing Airinbox
KongZhong Beijing	Beijing WINT
KongZhong Beijing	Beijing Chengxitong
KongZhong Beijing	Shanghai Mailifang
Beijing Simlife	Xiamen Simlife
KongZhong China	Shanghai Dacheng

•	Agreements that provide the Foreign Owned Subsidiaries effective control over the VIE Companies

Business operation agreement. The Foreign Owned Subsidiaries have entered into business operation agreements with the VIE Companies and their respective shareholders, respectively. Pursuant to these agreements, the VIE companies and their respective shareholders agreed to appoint individuals designated by the Foreign Owned Subsidiaries to the management team of the VIE Companies and to refrain from taking certain actions that may materially affect these VIE Companies' operations.

Power of attorney. Each of the shareholders of the VIE Companies also has executed an irrevocable power of attorney in favor of individuals designated by the Foreign Owned Subsidiaries. Pursuant to these powers of attorney, those designated individuals have full power and authority to exercise all of such shareholders' rights with respect to their equity interests in the VIE Companies.

•	Agreements that transfer economic benefits to the Foreign Owned Subsidiaries

Exclusive technical and consulting services agreement. The Foreign Owned Subsidiaries have entered into exclusive technical and consulting services agreements with the VIE Companies, respectively. Pursuant to these technical and consulting services agreements, the Foreign Owned Subsidiaries provide certain technical and consulting services to the VIE Companies in exchange for service fees.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Equity pledge agreement. Each of the shareholders of the VIE Companies has also entered into an equity pledge agreement with the respective Foreign Owned Subsidiary, pursuant to which these shareholders pledged their respective interests in the VIE Companies to guarantee the performance of such VIE companies' payment obligations under the respective exclusive technical and consulting services agreements.

•	Agreements that provide the Foreign Owned Subsidiaries the option to purchase the equity interest in the VIE Companies

Exclusive option agreement. Each of the VIE Companies and their respective shareholders has also entered into an exclusive share option agreement with the respective Foreign Owned Subsidiary. Pursuant to these agreements, each of the shareholders of the VIE Companies has granted an exclusive option to the Foreign Owned Subsidiaries or their designees to purchase all or part of such shareholder's equity interest in the VIE Companies, at a purchase price equal to the respective capital of the VIE companies or a price required under PRC laws at the time of such purchase.

These contractual arrangements allow the Company effectively control the VIE Companies and derive substantially all of the economic benefits from them. Accordingly, the Company is the primary beneficiary of the VIE Companies and has consolidated the financial results of the VIE Companies since their establishment or acquisition.

Risks in relation to the VIE structure

The Company believes that the Foreign Owned Subsidiaries' contractual arrangements with the VIE Companies are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements and if the interests of the shareholders of the VIE Companies may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE Companies not to pay the service fees when required to do so.

The Company's ability to control the VIE Companies also depends on the power of attorney the Foreign Owned Subsidiaries have to vote on all matters requiring shareholder approval in the VIE Companies. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, the Foreign Owned Subsidiaries or the VIE Companies.

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for variable interest entities. The amendment effectively replaces the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance. The new guidance also requires additional disclosures about a reporting entity's involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

The new guidance is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter. The Company adopted the new guidance effective from January 1, 2010. The Company has had VIEs, which it has consolidated under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of the VIEs. Because the Company, through its subsidiaries, has (1) the power to direct the activities of the VIEs that most significantly affect the entity's economic performance and (2) the right to receive benefits from the VIEs. The Company continues to consolidate the VIEs upon the adoption of the new guidance which therefore, other than for additional disclosures, had no accounting impact.

The following financial statement amounts and balances of KongZhong's VIEs were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	Years ended December 31,
	2009	2010
	$	$

Total current assets	102,504,106	105,809,341
Total assets	105,824,261	109,930,914
Total current liabilities	21,132,863	18,417,641
Total liabilities	21,604,489	18,895,098

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Years ended December 31,
	2008	2009	2010
	$	$	$

Gross revenues	97,050,397	129,526,292	145,516,670
Net income	3,043,258	22,383,613	21,053,062

	Years ended December 31,
	2008	2009	2010
	$	$	$

Net cash provided by operating activities	10,083,403	17,750,530	23,547,374
Net cash used in investing activities	(1,697,113)	(1,653,372)	(2,471,765)

There is no consolidated VIE's assets that are collateral for the VIE's obligations and which can only be used to settle the VIE's obligations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group's financial instruments include cash and cash equivalents, trading securities, accounts receivables, accounts payable and convertible senior notes.

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values due to short-term maturities.

The carrying amounts of convertible senior notes is measured at amortized cost using the effective interest rates method.

Fair value of acquired assets and contingent consideration is discussed in Note 3.

Fair value of trading securities is discussed in Note 4.

Fair value of cost method investments is discussed in Note 8.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes.  Significant accounting estimates reflected in the Company's financial statements include valuations of goodwill and other intangible assets, accruals for revenues, valuation allowance for deferred tax assets, valuation of contingent consideration for business acquisition, and share-based compensation expense.  Actual results could differ from those estimates.

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

Acquired intangible assets, net

Acquired intangible assets which mainly represent agreements with operators and product technologies as described in Note 7, is carried at cost less accumulated amortization.  The amortization of acquired intangible assets is recognized over the expected useful lives of the assets.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

No impairment loss was recorded for the years ended December 31, 2008 and 2009.  In the year of 2010, the Company recognized an impairment loss of $5.7 million.

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

Goodwill and indefinite-lived intangible assets

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.  Goodwill is not amortized but is evaluated by the Company at least annually (at December 31) for impairment following a two-step process.

The first step compares the fair value of each reporting unit (operating segment or one level below an operating segment) to its carrying amount, including goodwill. As of December 31, 2008 and 2009, the Company had three reporting units: wireless value-added services ("WVAS"), mobile games and wireless internet services ("WIS"). In 2010, the Company expected revenue growth in partnership with China Mobile's mobile literature platform, which was part of WIS business. This new revenue stream was expected to rely on resources from WVAS business to a significant degree. Due to the anticipated synergy between WVAS and WIS businesses, the Company combined WIS business into its WVAS business and no discrete financial information for WIS would be available any more. Meanwhile, the acquisition of Dacheng bought a new business line, internet game, into the Company in 2010, which was expected to be a significant portion of revenue growth in future. As a result, there were three reporting units, WVAS, mobile game and internet game as of December 31, 2010. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill.  The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.  This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities.  An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The impairment losses of $21.6 million, $nil and $3.0 million were recorded for the years ended December 31, 2008, 2009 and 2010, respectively (see note 9).

The Company has determined that the Company's trade names do not have determinable useful lives. Consequently, the carrying amounts of trade names are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of a comparison of the fair values of the trade names with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names exceed their fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. No impairment of intangible assets with indefinite life was recorded during the year ended December 31, 2008, 2009 and 2010.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investment

For investments in investees over which the Company does not have significant influence, the Company carries the investments at cost.  The Company reviews the long-term investments for impairment whenever events or circumstances indicate that an other-than-temporary decline has occurred.  An impairment loss is recognized in earnings equal to the amount of the investment's carrying amount in excess of its fair value at the assessment date.  The fair value of the investment would then become the new cost basis of the investment.  The impairment losses of $nil, $1.5 million and $1.5 million were recorded for the years ended December 31, 2008, 2009 and 2010, respectively (see note 8).

Revenue recognition and cost of revenues

The Company's revenues are primarily derived from entertainment-oriented wireless value-added services, mobile games service and internet games services.

(i)	Wireless value-added services

Wireless value-added services revenues are derived from providing personalized interactive entertainment, media and community services primarily to mobile phone customers of China Mobile Communication Corporation ("China Mobile"), China United Telecommunications Corporation ("China Unicom"), and China Telecommunications Corporation ("China Telecom") (collectively, the "Mobile Operator").

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

The Mobile Operator remits to the Company only amounts net of the following items: (1) allowance that Mobile Operator has made for the doubtful debts in respect of the amounts due to the Company from its customers, (2) the Mobile Operator's fees for the services provided to the Company, including billing and collection services, and (3) the Mobile Operator's transmission charges.  China Unicom, China Telecom and China Netcom do not provide an itemized analysis of their remittances and the Company is therefore unable to determine what allowance, if any, for doubtful or bad debts should be recorded with respect to services delivered through them.  China Mobile occasionally specifies the allowance it makes for doubtful debts.  As a result, the Company's revenue recognition is based upon the amounts reported on the Mobile Operator's monthly statements, which are net of doubtful debts and represent the amounts the Company reasonably believes will be collected.

The Company records the following fees paid to the Mobile Operator as cost of revenues:

•	Service fees paid to the Mobile Operator which are charged to the Company as a percentage, ranging from 15% to 52%, of gross revenues less bad debts.

•	Fixed transmission fees that are charged on a basis of each transmission (regardless whether the customers can be billed or pay the Mobile Operator).

In addition, cost of revenues includes amounts paid to content providers and certain payments to handset manufacturers with whom the Company has cooperation agreements.

(ii)	Mobile Games

The Company recognizes revenues from providing two kinds of mobile games services: downloadable mobile games and online mobile games.  Mobile phone users download the downloadable mobile games in the same manner as the WVAS and the Company recognizes revenues from such mobile games services in the same way as the WVAS revenues are recognized.  Online mobile games are massively multiplayer online role-playing games ("MMORPG").  Revenues from MMORPG are generated through sales of virtual items and recognized when the virtual items are consumed by the players.  The Company derived the majority of its mobile games revenues from downloadable mobile games for all the periods presented.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition and cost of revenues - continued

(iii)	Internet games

The Internet game revenues are primarily derived from Internet game operation revenues and licensing revenues.

Online game operation revenues

The Company adopts the item-based revenue model.  The basic game play functions are free of charge, and players are charged for purchases of in-game items.  Revenues from the sales of in-game items are recognized when the items are consumed by the customers or over the estimated lives of the items.

Cash received but not converted into in-game money are initially recorded as advances from customers, which is reclassified as deferred revenue when the player selects game to play and convert cash kept in his/her account into in-game money.

Revenues from licensing arrangement

The Company enters into licensing arrangements with various licensees who provide the internet game services in PRC and overseas.  A licensing arrangement usually include license of the games and support and maintenance services after the commercial launch of the games, which include bug fixes, technical support via telephone and site visit, and unspecified upgrades on a when-and-if-available basis for certain period.  The contractual party pays non-refundable upfront fee for the license and support and maintenance services.

For the licensing arrangements entered in 2010, the vendor specific objective evidence ("VSOE") of fair value of the support and maintenance services, which is the last element to be delivered, has been established based on renewal prices.  Therefore, under the residual method, the amount of consideration allocated to the license of games equals the total arrangement consideration less the VSOE of fair value of the support and maintenance services, which is fully recognized as revenue from license of games upon the commercial launch of the games by the licensee.  The arrangement consideration allocated to the support and maintenance services is recognized as revenue from support and maintenance services ratably over the service period, which is usually one year.

For the licensing arrangements entered prior to the establishment of the VSOE of fair value of the support and maintenance services, the entire licensing arrangement is accounted for as one accounting unit resulting in the upfront fee being recognized on a straight line basis over the support and maintenance services period beginning the commercial launch of the games by the licensee.

According to certain licensing arrangements, the Group is also entitled to ongoing usage-based royalties determined based on the amount charged to the players' accounts or services payable by players in a given country or region.  Theusage-based royalties are recognized when they are earned, provided that the collection is probable.

Allowance for credit losses

The allowance for credit losses related to accounts receivable arising is maintained at a level considered by management to be adequate to absorb an estimate of probable future losses existing at the balance sheet date. In estimating probable losses, the Company reviews accounts that are past due or in bankruptcy and accounts that may have higher credit risk using information available about the customer. The Company arrives at an estimated loss for specific accounts. This process is based on estimates, and ultimate losses may differ from those estimates. Receivable balance is written off when the Company determines that the balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance when received. We consider an accounts receivable balance past due when payment has not been received within the stated terms. The charges related to allowance for credit losses for the years ended December 31, 2008, 2009 and 2010 were $nil, $266,252 and $45,857, respectively. The accounts receivables relating to the bad debt provision for the year ended December 31, 2010 were written off immediately in the year of 2010.

The allowance for credit losses arising from end users in WVAS service and mobile game service has been net off with account receivables in the monthly statements provided by the Mobile Operator. The Company has not experienced any significant credit losses related to the net receivables in monthly statements provided by Mobile Operators.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

As a result of this accounting change, sales tax of $2,839,664,and $2,885,127 were excluded from net revenues for the years ended December 31, 2008 and 2009, respectively. Accordingly, the general and administrative expenses decreased by $2,839,664 and $2,885,127 to $8,800,319 and $10,186,853 for the years ended December 31, 2008 and 2009, respectively. This change does not affect the Company's results of operations, cash flows or financial positions.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.  Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

Foreign currency translation

The functional and reporting currency of KongZhong is US dollar.  The functional currency of the KongZhong's entities and VIEs in the PRC is Renminbi ("RMB").

Assets and liabilities are translated from each entity's functional currency to the reporting currency at the exchange rate on the balance sheet date.  Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year.  Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of shareholders' equity and comprehensive income.

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

Product development expenses

Product development expenses consist primarily of the compensation and related costs for employees associated with the development and programming of mobile data content and internet game content are expensed as incurred.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments.  Comprehensive income is reported in the statements of shareholders' equity.

Advertising costs

The Company expenses advertising costs as incurred.  Total advertising expenses were $2,777,670, $385,583and $1,097,040 for the years ended December 31, 2008, 2009 and 2010, respectively, and have been included as part of selling and marketing expenses.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
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

Recently issued accounting standards

In September 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables.  This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement.  Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting.  The new pronouncement is effective for fiscal years beginning on or after June 15, 2010.  Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented.  Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. The Group adopted this pronouncement effective January 1, 2011. As a result, arrangements with multiple deliverables that are entered after January 1, 2011 and not subject to the accounting guidance related to software revenue recognition may be bifurcated into separate accounting units, resulting in earlier revenue recognition of some deliverables. This change in accounting policy does not have a material impact on the Group's financial condition or results of operations.

In September 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition.  This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and nonsoftware components that function together to deliver the product's essential functionality.  That is, the entire product (including the software deliverables and nonsoftware deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature.  The new pronouncement include factors that entities should consider when determining whether the software and nonsoftware components function together to deliver the product's essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition.  The pronouncement is effective for fiscal years beginning on or after June 15, 2010.  Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented.  Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. The Group adopted this pronouncement effective January 1, 2011, which does not have a significant impact on its financial condition or results of operations.

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements.  This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than a net basis as currently required.  This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010.  Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes.  The Group adopted this pronouncement effective January 1, 2010, which does not have a significant impact on its financial condition or results of operations.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31,2008, 2009 AND 2010
(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards - continued

In December 2010, the FASB issued an authoritative pronouncement on when to perform Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The amendments in this update modify Step 1 so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the guidance is effective for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 11, 2010. Early adoption will not be permitted. The Group adopted this pronouncement effective January 1, 2011, which does not have a significant impact on its financial condition or results of operations.

3.	ACQUISITIONS

(a) Sigma

In January 2009, the Company acquired 100% equity interest of Sigma Interactive Inc.("Sigma"), a company incorporated in the British Virgin Islands, for a total consideration of RMB7 million (approximately $1.02 million) in cash.  Sigma is engaged in the business of developing technology solutions for mobile Internet, including the development of its on-device portal platform. Through this acquisition, the Company has strengthened its technical competence in the area of mobile device software development. This acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at fair value at the date of acquisition. The acquisition-related cost of $12,459 was recorded as general and administrative expenses as incurred in 2009. The revenues and net loss of Sigma in the amounts of $0 and $2,238 respectively were included in the Company's consolidated statement of the operation for the year ended December 31, 2009. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $2,136)	$13,009
Acquired intangible assets:
Operating platforms	138,121
Liabilities assumed	-
Deferred tax liability	-
Goodwill	873,070
Total	$1,024,200

The goodwill arising from the acquisition of Sigma was fully allocated to the reporting unit of WVAS (previously WIS).

(b) Shanghai Mailifang

In April 2009, the Company acquired 100% equity interest of Shanghai Mailifang. Shanghai Mailifang is engaged in the business of developing and publishing mobile games in mainland China. This acquisition has strengthened the Company's technical competence in mobile game development and broadened the Company's distribution channels for mobile games in mainland China. The purchase price of RMB 5,047,696 (equivalent to $738,864) was fully paid in cash during the second quarter of 2009.  This acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at fair value at the date of acquisition. The revenues and net income of Shanghai Mailifang in the amounts of $1,687,898 and $166,395 respectively were included in the Company's consolidated statement of operation for the year ended December 31, 2009. The purchase price was allocated as follows:

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

(c) Simlife and Xiamen Simlife

On June 22, 2009, the Company acquired 100% equity interest in Simlife, a company incorporated in the Cayman Islands which provides consulting and technology services through its wholly owned subsidiary, Beijing Simlife. Beijing Simlife entered into a series of contractual arrangements with Xiamen Simlife, pursuant to which, Xiamen Simlife became the Company's variable interest entity. Xiamen Simlife is engaged in development of mobile games, in particular, high-quality 3D mobile games.  Xiamen Simlife's development capabilities, including its self-developed 3D mobile game engine, have helped consolidate and extend the Company's leadership in the Chinese mobile games market.

The aggregate acquisition consideration consisted of (i) an initial consideration of $ 3 million in cash, which was paid in June 2009; and (ii) a contingent consideration of $1,250,000 in cash and 6,000,000 ordinary Shares of KongZhong (equivalent to 150,000 ADSs) subject to the completion of a commercial version of certain games on or prior to December 31, 2009. The fair value of the contingent consideration was determined to be $2,488,981as of the acquisition date based on a 95% probability of the achievement of the development goal, of which, the $1,163,064 of the fair value of the contingent consideration in cash was recorded as a liability and the $1,325,917 of the fair value of the contingent consideration in ordinary shares, based on the closing market price of the Company's ADS at the acquisition date, was recorded in equity in the consolidated balance sheet. This acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at fair value at the date of acquisition.  The acquisition-related cost of $17,602 was recorded as general and administrative expenses as incurred in 2009. The revenues and net income of Xiamen Simlife in the amounts of $889,278 and $225,609 respectively were included in the Company's consolidated statement of the operation for the year ended December 31, 2009. The purchase price was allocated as follows:

Total consideration estimated at acquisition date:

Cash paid	3,000,000
Fair value of contingent consideration:
Cash consideration	1,163,064
Equity consideration	1,325,917
Total	$5,488,981

Tangible assets acquired (including cash of $59,640)	$274,630
Acquired intangible assets:
Technology	1,343,284
License of service provider	11,706
Partnership agreement	333,626
Liabilities assumed	(307,072)
Noncurrent deferred tax liability	(422,302)
Goodwill	4,255,109
Total	$5,488,981

The goodwill arising from the acquisition of Simlife and Xiamen Simlife was fully allocated to the reporting unit of mobile game. As of December 31, 2009, the commercial version of the games was completed, and the fair value of the contingent consideration in cash was re-measured to $1,250,000 with the change in fair value reflected in earnings for 2009.  The contingent consideration in cash and ordinary shares was fully paid in 2010.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

3.	ACQUISITIONS - continued

(d) Nanjing Zhulang and Success Blueprint

In October 2009, the Company acquired 100% equity interest of Nanjing Net book Culture Co., Ltd., ("Nanjing Zhulang"), an online Chinese-language novel Company, and Success Blueprint, its affiliated entity, for an aggregate consideration of $2.34 million in cash and 1,000,000 ordinary shares of KongZhong (equivalent to 25,000 ADS), which was fully paid in 2009.  Nanjing Zhulang is engaged in operating an internet literature site.  Success Blueprint, a BVI company, is engaged in the management of overseas Chinese novel copyright. The acquisition of Nanjing Zhulang has supported the development of the Company's mobile novel services. This acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The acquisition-related cost of $50,349 was recorded as general and administrative expenses as incurred in 2009. The revenues and net loss of Nanjing Zhulang and Success Blueprint in the amounts of $270,776 and $61,837 respectively were included in the Company's consolidated statement of operation for the year ended December 31, 2009. The purchase price was allocated as follows:

Total purchase consideration at acquisition date:

Cash paid	2,343,081
Fair value of ordinary shares issued (determined based on the closing market price of the Company's ADS at the acquisition date)	373,001
Total	$2,716,082

Tangible assets acquired (including cash of $89,425)	$312,359
Acquired intangible assets:
Trademarks	260,361
Self-developed content	305,316
Partnership agreement	193,586
Contracts with content providers	102,065
Subscriber list	14,204
Liabilities assumed	(95,458)
Deferred tax liability	(153,793)
Goodwill	1,777,442
Total	$2,716,082

The goodwill arising from the acquisition of Najing Zhulang was fully allocated to the reporting unit of WVAS (previously WIS).

(e) Dacheng Holdings and Shanghai Dacheng.

On January 14, 2010, KongZhong obtained the control over Dacheng Holdings and Shanghai Dacheng (collectively, "Dacheng"), a leading developer of three-dimensional massively multi-player online role-playing games (MMORPGs), through a series of contractual arrangements between KongZhong China and Dacheng and its shareholders. On January 14, 2010, $24.1 million was paid to the selling shareholders of Dacheng, of which $9.6 million was paid in cash and $14.5 million was settled in 42.8 million ordinary shares of Kongzhong (equivalent to 1.1 million ADS) based upon the average closing price of the Company's ADSs over a 30-day period prior to December 15, 2009. The total consideration for the acquisition of Dacheng will be no greater than $80 million and determined based on Dacheng's net profit after tax as calculated under US GAAP ("NPAT") for the year of 2010.  If Dacheng's NPAT for 2010 equals or exceeds $6.5 million, a multiple of 8 will be applied to Dacheng's NPAT for 2010 to arrive at the total consideration.  If Dacheng's NPAT for 2010 is less than $6.5 million, then a multiple of 5 will be applied to Dacheng's NPAT for 2010 to arrive at the total consideration. The additional contingent consideration was classified as a liability and subsequently re-measured at fair value with the change in fair value recorded in earnings. This acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The acquisition-related cost of $221,443 was recorded as general and administrative expenses as incurred in 2010. The revenues and net income of Dacheng in the amounts of $15,313,630 and $7,975,728 respectively were included in the Company's consolidated statement of the operation for the year ended December 31, 2010.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

3.	ACQUISITIONS - continued

(e) Dacheng Holdings and Shanghai Dacheng. - continued

Total consideration estimated at acquisition date:

Cash paid	9,577,600
Fair value of ordinary shares issued (determined based on the market closing price of the Company's ADS at the acquisition date)	14,545,600
Fair value of contingent consideration	51,049,269
Total	$75,172,469

The purchase price was allocated based on the estimated total consideration at the acquisition date as follows:

Tangible assets acquired (including cash of $2,127,781)	$4,258,638
Acquired intangible assets
Core technology	2,963,104
Product technologies	9,740,307
Liabilities assumed	(4,810,101)
Deferred tax liability	(529,317)
Goodwill	63,549,838
Total	$75,172,469

The goodwill arising from the acquisition of Dacheng was fully allocated to the reporting unit of internet game.

The NPAT of Dacheng for 2010 was $8,034,888 as agreed by the Company and Dacheng in March 2011. As a result, the additional contingent consideration was determined to be $14.6 million of cash and 123.5 million ordinary shares of KongZhong (equivalent to 3.1 million ADS), which was fully paid in March 2011 (see note 21).

(f) Shenzhen Zhida

On February 23, 2010, Beijing WINT acquired 100% equity interest of Shenzhen Zhida, a technology developer for mobile device software platform, for an cash consideration of RMB 8.0 million (equivalent to $1.2 million).  This acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The acquisition-related cost was $nil. The revenues and net loss of Shenzhen Zhida in the amounts of $76,101 and $76,332 respectively were included in the Company's consolidated statement of the operation for the year ended December 31, 2010. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $18,011)	$21,939
Acquired intangible assets:
Employment contract	351,540
Product technologies	66,866
Liabilities assumed	-
Deferred tax liability	(104,602)
Goodwill	836,058
Total	$1,171,801

The goodwill arising from the acquisition of Zhida was fully allocated to the reporting unit of WVAS.

Fair value of acquired assets and contingent consideration

The Company measured the fair value of the purchased intangible assets using the "cost," "income approach-excess earnings" and "with & without" valuation method.  The Company measured the fair value of the contingent consideration considering, among other factors, forecasted financial performance of the acquired business, market performance, and the market potential of the acquired business in China.  These purchased intangible assets and contingent consideration are considered Level 3 assets and liabilities because the Company used unobservable inputs, reflecting the Company's assessment of the assumptions market participants would use in valuing these assets and liabilities.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

3.	ACQUISITIONS - continued

Pro forma

The following summarized unaudited pro forma results of operations for the year ended December 31, 2009 and 2010  assuming that all significant acquisitions during the two-year period ended December 31, 2010 occurred as of January 1, 2009 and all significant acquisitions during the year ended December 31, 2010 occurred as of January 1, 2010, respectively.  These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2009 and 2010, nor is it indicative of future operating results.

	For the years ended December 31,
	2009	2010
	(unaudited)	(unaudited)

Revenues	$136,948,781	$150,489,013
Net income (loss)	$8,740,088	$11,982,358
Income per share - basic	$0.01	$0.01
Income per share - diluted	$0.01	$0.01

4.	TRADING SECURITIES

The Company from time to time invests in equity securities publicly traded in China's stock market, which are accounted for as trading securities.  The Company recognized gain of $Nil, $206,945 and $883,285 in the statements of operations for the years ended December 31, 2008, 2009 and 2010, respectively.  The fair value of trading securities is determined based on the quoted market price of the securities which is a Level 1 fair value measurement.  The Company held trading securities in amounts of $nil, $100,617 and $20,276 as of December 31, 2008, 2009 and 2010, respectively.

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2009	2010

Prepayment to service providers	2,377,956	3,733,037
Staff advances	515,373	495,677
Rental and other deposits	1,359,866	1,084,706
Interest receivables	548,983	632,176
Other prepaid expenses	90,033	-
Other current assets	15,154	33,472
	$4,907,365	$5,979,068

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2009	2010

Computer and transmission equipment	$6,670,236	$8,211,532
Furniture and office equipment	1,053,896	747,805
Motor vehicles	587,265	664,968
Leasehold improvements	1,918,697	2,210,221
Communication equipment	327,027	335,594
Office building	629,710	649,867
	11,186,831	12,819,987
Less: accumulated depreciation	(8,070,790)	(9,081,389)
	$3,116,041	$3,738,598

Depreciation expenses for the years ended December 31, 2008, 2009 and 2010 are$2,173,698, $1,809,788 and $2,170,855 respectively.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

7.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	2008			2009			2010
	Gross carrying amount	Accumulated amortization & exchange difference	Net carrying amount	Gross carrying amount	Accumulated amortization & exchange difference	Net carrying amount	Gross carrying amount	Accumulated amortization & exchange difference	Impairment	Net carrying amount	Amortization period

Intangible assets not subject to amortization
Trademarks with indefinite life	-	-	-	260,387	-	260,387	268,463	-	-	268,463	N/A

Intangible assets subject to amortization
Agreements with Operators	$2,342,633	$(1,709,620)	$633,013	$2,873,248	$(2,390,802)	$482,446	$2,962,358	$(2,749,644)	-	$212,714	3 years
Operating platforms	90,413	(52,741)	37,672	228,754	(98,546)	130,208	235,848	(148,772)	-	87,076	5 years
Licenses of service providers	30,152	(28,382)	1,770	52,663	(42,605)	10,058	54,296	(49,867)	-	4,429	3 years
Contracts with content providers	9,568	(9,568)	-	111,653	(20,919)	90,734	114,893	(68,342)	-	46,551	1 year
Non-compete agreement	358,141	(358,141)	-	358,508	(358,508)	-	369,627	(369,627)	-	-	2 years
Self-developed contents	44,416	(44,416)	-	349,809	(120,799)	229,010	360,657	(360,630)	-	27	2 years
Product technology	351,118	(351,118)	-	378,973	(361,789)	17,184	10,500,573	(3,800,557)	(5,730,579)	969,437	3 years
Contracts with service providers	5,267	(5,267)	-	5,272	(5,272)	-	5,436	(5,436)	-	-	1 year
Subscriber list	1,213	(1,213)	-	15,420	(8,317)	7,103	15,898	(15,898)	-	-	1 year
Trademarks	33,991	(33,008)	983	34,026	(34,026)	-	35,081	(35,081)	-	-	1 year
Core technology	-	-	-	1,344,405	(286,684)	1,057,721	4,432,801	(1,820,462)	-	2,612,339	3 year
Employment contract	-	-	-	-	-	-	362,379	(110,727)	-	251,652	3 year
Total	$3,266,912	$(2,593,474)	$673,438	$6,013,118	$(3,728,267)	$2,284,851	$19,718,310	$(9,535,043)	(5,730,579)	$4,452,688

Since the performance of Dacheng in 2010 was below its business plan, the Company reviewed the intangible assets acquired with the acquisition of Dacheng for impairment. For purposes of recognition and measurement of an impairment loss, each intangible asset is considered the lowest level asset group that generates identifiable independent cash flows. Because the carrying amount of the product technology relating to certain games exceeded the sum of undiscounted future cash flows expected to generate from the use and eventual disposition of the games technology, the Company recognized an impairment loss of $5,730,579 based on the fair value of the product technology. The fair value of the product technology was measured using the excess earnings approach and the key assumptions included estimated life of the game, discount rate and income tax rate.

The Company recorded amortization expenses of $694,216, $1,131,387, and $5,520,188 for the years ended December 31, 2008, 2009, and 2010, respectively.   The amortization expenses for the years ending December 31, 2011, 2012, 2013 and 2014 are expected to be $2,223,680, $1,866,109, $94,436 and $0.
8.	LONG-TERM INVESTMENTS

In January 2008, the Company acquired 9.87% equity interest of HiU! Media, a company providing residential community advertising network and marketing solutions in China, for $1.5 million of cash.  As the Company had no significant influence over HiU! Media, this investment was accounted for using the cost method.

Since the completion of this investment, HiU! Media has been in a continuous loss-making position and has failed to create the type of profit-generating business that was contemplated at the time of the Company's investment. As a result, the Company recorded a full impairment loss in the year ended December 31, 2009 since it does not expect any positive cash flows from the investment in HiU! Media in the future and has no intention to hold this investment for recovery.

In July 2008, the Company acquired 19.9% equity interest in Xin Chuang Hang Yuan Technology Co. Ltd. ("XCHY"), a company providing discount e-coupons on mobile phones and Internet in China, for $1,464,118 of cash.  As the Company had no significant influence on XCHY, this investment was accounted for using the cost method.

Since the completion of this investment, XCHY has been in a continuous loss-making position and the Company was unable to create any value-generating synergies with XCHY for its wireless internet services as expected at the time of the Company's investment. As a result, the Company recorded a full impairment loss in the year ended December 31, 2010 since it does not expect any positive cash flows from the investment in XCHY in the future and has no intention to hold this investment for recovery.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

9.	GOODWILL

The change in the carrying amounts of goodwill by reporting unit is as follows:

	2009			2010
	WVAS	Mobile Game	Total	WVAS	Mobile Game	Internet Game	Total

Gross amount:
Beginning balance	$37,082,017	$224,343	$37,306,360	$39,771,385	$4,894,172	-	$44,665,557
Goodwill recognized in acquisition	2,650,512	4,665,032	7,315,544	836,058	-	63,549,838	64,385,896
Exchange differences	38,856	4,797	43,653	1,199,722	138,387	1,961,432	3,299,541
Ending balance	39,771,385	4,894,172	44,665,557	41,807,165	5,032,559	65,511,270	112,350,994
Accumulated impairment loss:
Beginning balance	(21,623,279)	-	(21,623,279)	(21,623,279)	-	-	(21,623,279)
Charge for the year	-	-	-	-	-	(2,998,317)	(2,998,317)
Exchange differences	-	-	-	-	-	(23,723)	(23,723)
Ending balance	(21,623,279)	-	(21,623,279)	(21,623,279)	-	(3,022,040)	(24,645,319)
Goodwill, net	$18,148,106	$4,894,172	$23,042,278	$20,183,886	$5,032,559	$62,489,230	$87,705,675

The Company reviews goodwill for impairment at December 31 of every year or more frequently if events or changes in circumstances indicate the possibility of impairment.

(1)
As of December 31, 2008 and 2009, the Company had three reporting units: WVAS, mobile games and WIS. In 2010, the Company expected revenue growth in partnership with China Mobile's mobile literature platform, which was part of WIS business. This new revenue stream was expected to rely on resources from WVAS business to a significant degree. Due to the anticipated synergy between WVAS and WIS businesses, the Company combined WIS business into its WVAS business and no discrete financial information for WIS would be available any more. Meanwhile, the acquisition of Dacheng bought a new business line, internet game, into the Company in 2010, which was expected to be a significant portion of revenue growth in future. As a result, there were three reporting units, WVAS, mobile game and internet game as of December 31, 2010. The goodwill of $2,651,500 allocated to WIS as of December 31, 2009 was reallocated to WVAS to retrospectively reflect the change in reporting units for all the periods presented.

(2)
The Company estimated the fair values of the reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology.  The discounted cash flows for each reporting unit were based on discrete four to five years financial forecasts developed by management for planning purposes.  Cash flows beyond the forecasted period and discrete forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies.  Specifically, the income approach valuations included cash flow discount rate of 20.5%, 21.0% and 21.5%, and terminal value growth rate of 3%, 3% and 3% for WVAS, mobile game and internet game, respectively.  Publicly available information regarding the market capitalization of the Company was also considered in assessing the reasonableness of the aggregate fair values of our reporting units estimated using the discounted cash flow methodology.  During the year ended December 31, 2008, 2009 and 2010, the Company recognized goodwill impairment losses of $21,623,279 for WVAS, $nil and $3,022,040 for internet game, respectively.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2009	2010

Accrued welfare benefits	$1,358,468	$573,500
Accrued payroll	1,129,288	560,838
Accrued professional service fees	1,591,883	2,929,965
Other tax payables	3,045,825	2,375,812
Acquisition consideration payable (i)	1,250,000	40,155,908
Others	518,234	1,488,834
	$8,893,698	$48,084,857

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

(i)
The balance of acquisition consideration payable as of December 31, 2009 represented the contingent consideration in relation to the acquisition of Simlife (see note 3(c)). The contingency was resolved at the end of 2009 and the amount was paid in 2010.

The balance of acquisition contingent consideration payable as of December 31, 2010 represented the contingent consideration in relation to the acquisition of Dacheng (see note 3(e)). The contingency was resolved at the end of 2010 and the amount was paid in 2011.

11.	INCOME TAXES

KongZhong is a company incorporated in the Cayman Islands.  Under the current laws of the Cayman Islands, it is not subject to tax on either income or capital gain.

Under the current Hong Kong Inland Revenue Ordinance, Dacheng Hong Kong is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong.

The Company's subsidiaries, VIEs and VIEs' subsidiaries incorporated in the PRC are subject to income tax rate of 25%, except for the following, according to the PRC Enterprise Income Tax (the "New EIT Law"), which became effective from January 1, 2008 and adopted a unified income tax rate of 25% for most enterprises.

In 2008, KongZhong Beijing, Beijing AirInbox, Beijing Xinrui and Tianjin Mammoth obtained the "high and new technology enterprise" ("HNTE") status under the New EIT Law.  In 2009, KongZhong China, Beijing Chengxitong and Beijing WINT also obtained the HNTE status under the new rules.  Moreover, KongZhong China, Beijing WINT, Beijing Chengxitong and Beijing Xinrui enjoyed 50% tax relief in 2009.  The HNTE status allows qualifying China-based enterprises to use a 15% tax rate for three years.  At the conclusion of the three year period, the qualifying enterprises have the option to renew for an additional three years through a simplified application process if the company's business operations continue to qualify for HNTE status.  After the first six years, enterprises will go through a new application process in order to renew their HNTE status. The Company believes it is highly likely that its qualifying entities will continue to obtain the renewal of the HNTE status in the future and has assumed so in calculating deferred tax assets and liabilities. If these qualifying entities failed to obtain such renewal, there would not be any significant impact on deferred tax balances as of December 31, 2010.

Xiamen Simlife and Shanghai Dacheng qualified for software enterprise for tax purposes.  They were entitled to an exemption from income tax for two years commencing from the first year that presents accumulated earnings under the PRC tax law and entitled to a 50% relief from income tax for the following three years.  The preferential tax treatment of Xiamen Simlife started in 2010. Shanghai Dacheng had not generated accumulated earnings as of December 31, 2010 and therefore this preferential tax treatment has not started.

A summary of the various PRC income tax rates and preferential tax treatments available to the PRC entities is as follows:

PRC entities	Chinese income tax rate (%)		Year of commencement of tax holiday

KongZhong Beijing	15		2008
KongZhong China	15	50% tax relief in 2009 and 2010	2009
Beijing AirInbox	15		2008
Beijing WINT	15	50% tax relief in 2009	2009
Beijing Chengxitong	15	50% tax relief in 2009	2009
Beijing Xinrui	15	50% tax relief in 2009	2008
Xiamen Simlife	25	100% tax relief in 2010 and 2011, then 50% tax relief	2010
		in 2012, 2013 and 2014
Tianjin Mammoth	15		2008
Beijing Simlife	25	None	N/A
Shanghai Mailifang	25	None	N/A
Shanghai Dacheng	25	None	N/A
Beijing Boya Wuji	25	None	N/A
Beijing Shiyuan Leya	25	None	N/A
Naijing Zhulang	25	None	N/A
Wuxi Dacheng	25	None	N/A
Shenzhen Zhida	25	None	N/A

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

11.	INCOME TAXES - continued

PRC

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2009	2010

Current deferred tax assets
Accrued expenses	$656,365	$284,491
Less: valuation allowance	(656,365)	(284,491)

Current deferred tax assets, net	$-	$-

Non-current deferred tax assets
Net operating loss carry forwards	575,196	107,033
Less: valuation allowance	(575,196)	(107,033)

Non-current deferred tax assets, net	$-	$-

Deferred tax liabilities
Depreciation and amortization	$471,626	$477,457

The Company operates through multiple subsidiaries and VIEs and the valuation allowance is considered on each individual entity basis.  A full valuation allowance has been established because the Company believes that either it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the future, or the amount involved is not significant.  The tax losses carried forward as of December 31, 2010 amounted to $428,134 and will expire by 2015.

The provision for taxes on income for continuing operations consists of:

	For the years ended December 31,
	2008	2009	2010

Current	$(960,963)	$(4,867,900)	$(4,578,091)
Deferred	109,033	169,786	628,088
Total	(851,930)	(4,698,114)	(3,950,003)

A reconciliation between the statutory PRC enterprise income tax rate and the Company's effective tax rate is as follows:

	For the years ended December 31,
	2008	2009	2010

PRC enterprise income tax	(25)%	25%	25%
Effect of tax holiday granted to PRC entities	(7.7)%	(24.1)%	(26.7)%
Tax effect of expenses that are not deductible in determining taxable profit	24.5%	25.8%	31.9%
Change in valuation allowance	3.9%	0.5%	(5.3)%

Effective tax rate for the year	(4.3)%	27.2%	24.9%

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

11.	INCOME TAXES - continued

PRC - continued

If the tax holidays granted to KongZhong Beijing, Beijing Airinbox, Tianjin Mammoth, Beijing Xirui, KongZhong China, Beijing Chengxitong, Beijing WINT, Xiamen Simlife and Shanghai Dacheng were not available, income tax provision and earnings per share amounts would be as follows:

	For the years ended December 31,
	2008	2009	2010

Provision for income taxes	$2,379,522	$8,858,169	$8,185,645

Net (loss) income per share-basic	$(0.02)	$0.01	$0.01

Net income per share-diluted	$(0.02)	$0.01	$0.01

The Company did not identify any significant unrecognized tax benefits or incur any interest or penalties related to potential underpaid income tax expenses for each of the three years ended December 31, 2010.  The Company does not expect to have a significant increase or decrease on unrecognized tax benefits within 12 months from December 31, 2010.

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

Aggregate undistributed earnings of the Company's VIEs and its VIEs' subsidiaries located in the PRC that are available for distribution to the Company of approximately $74,771,127 at December 31, 2010 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company.  The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

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

On March 18, 2009, the Company issued a convertible senior note ("CSN") to Nokia Growth Partners ("NGP"), which is due in 2014.  This note in an aggregate principal amount of $6,775,400 is convertible to ordinary shares of the Company at the conversion price of $0.08915 per share (the "Conversion Price").  The conversion price is adjustable subject to standard anti-dilution provision i.e. stock splits, subdivisions, reclassifications or combinations, etc.   The initial interest rate was 8% per annum for the period commencing and including March 18, 2009 and ending and including December 31, 2009, compounded annually on the outstanding portion of the principal amount and any accrued and unpaid interest that is overdue. The applicable interest rate was changed from 8% to 7% in 2010 according to certain earning/debt ratio.  For the fiscal year commencing January 1, 2011 and each fiscal year thereafter, the applicable interest rate will be adjustable in a range of 6% to 8% according to certain earning/debt ratio.  The interest was payable on July 15, 2009 and semi-annually on January 15 and July 15 afterwards.  The Company was also entitled to a purchased call option to redeem the CSN plus any accrued but unpaid interest following the third anniversary of the closing date.  Furthermore, a share purchase warrant was issued to NGP to purchase 80,000,000 ordinary shares of Kongzhong with a purchase price of $0.125 per share, which is to be expired in five years after the issuance.

The conversion feature, interest rate reset feature and prepayment feature embedded in the CSN are derivatives but not subject to bifurcation in accordance with the guidance of accounting for derivative instruments.  The warrant issued with the CSN was detachable and classified as equity.  The total proceeds were allocated between the CSN and the warrant based on their relative fair values.  The amount of $677,332 allocated to the warrant was recorded as equity.  A beneficial conversion feature of $3,667,931 was resulted as the effective conversion price was lower than the fair value of the ordinary shares on the closing date of March 18, 2009, which was recognized as additional paid in capital with a corresponding increase in debt discount.  The debt discount totaling $4,345,263 was amortized into interest expense over the term of CSN using the effective interest rate method.  During 2009 and 2010, the amortized discount of $299,813 and $585,627 were recorded as part of the interest expense respectively. The Company prepaid 70% of the aggregate amount in February 2011. (see note 21)

The carrying amount of the CSN was as follows:

	As of December 31,
	2009	2010

Principal	6,775,400	6,775,400
Debt discount	(4,345,263)	(4,345,263)
Accumulated amortization of debt discount	299,813	885,440
Accrued interest	271,016	237,139
Carrying amount	3,000,966	3,552,716

Interest expense on the CSN has been recorded at the effective rate of 37.01%.  Interest expense recognized related to the CSN was as follows:

	Year ended December 31,
	2009	2010

Interest expense at coupon rate	426,097	474,278
Amortization of debt discount	299,813	585,627

Total interest expense recognized	725,910	1,059,905

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In US dollars)

13.	SHAREHOLDER'S EQUITY

The Company's 2002 employee equity incentive plan ("2002 Plan") allows the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company.  Options to purchase 105,000,000 ordinary shares are authorized under the 2002 Plan.  In 2005, the shareholders authorized additional 32,000,000 options under the 2002 plan.  Under the terms of the 2002 Plan, options are generally granted at prices equal to the fair market value of the Company's shares listed on the Nasdaq National Market.  The majority of the options will vest over four years where 25% of the options will vest at the end of the first year, 6.25% will vest quarterly in the second year through the fourth years.  The stock options expire 10 years from the date of grant.

In October 2008, the Company cancelled certain options granted under the 2002 Plan, and immediately re-granted new options with lower exercise price to the affected employees.  The newly re-granted options vest in 16 equal quarterly installments beginning one calendar quarter after the grant date.  The incremental compensation cost of $726,271 arising from the cancellation and re-grant of options was measured as the excess of the fair value of the re-granted awards over the fair value of the cancelled awards at the cancellation date.  The total compensation cost measured at the date of cancellation and re-grant is the remaining unrecognized share-based compensation cost of $1,725,138 plus the incremental cost resulting from the cancellation and replacement, which is amortized over the required service period under the replacement award.

As of December 31, 2010, options to purchase 42,486,780 shares of ordinary shares were outstanding, and options to purchase 27,755,060 ordinary shares were available for future grant.

The Company's 2006 Equity Incentive Plan ("2006 Plan") allows the Company to offer a variety of incentive awards to employees, consultants or advisors of the Company.  40,000,000 nonvested ordinary shares are authorized under the 2006 Plan.  In December 2008, the shareholders authorized additional 140,000,000 nonvested ordinary shares under the 2006 Plan.

For the nonvested shares granted in 2010, the fair market value of the grant date was used to determine the cost of the nonvested shares.  As of December 31, 2010, 77,593,333 shares were outstanding and 16,042,500 shares were available for future grant. The majority of nonvested shares will vest over four years where 25% of the nonvested shares will vest at the end of the first year, and 6.25% will vest quarterly from the second year through the fourth year.

The Company recognizes the compensation costs net of estimated forfeitures on a straight-line basis over the requisite service period of the award, which is generally the vesting period.  The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates.  Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

Stock options

A summary of the stock option activities is as follows:

	Outstanding options
		weighted	weighted average
	Number of	average	grant-date
	Options	exercise price	fair value

Options outstanding at December 31, 2007	76,764,180	$0.16	$0.16
Granted	50,950,280	$0.07	$0.07
Forfeited	(68,161,060)	$0.18	$0.19
Exercised	(18,760)	$0.05	$0.10
Options outstanding at December 31, 2008	59,534,640	$0.06	$0.06
Granted	13,240,000	$0.12	$0.15
Forfeited	(11,264,600)	$0.07	$0.07
Exercised	(13,398,120)	$0.04	$0.04
Options outstanding at December 31, 2009	48,111,920	$0.08	$0.09
Granted	6,800,000	$0.15	$0.06
Forfeited	(6,926,580)	$0.08	$0.04
Exercised	(5,498,560)	$0.06	$0.04
Options outstanding at December 31, 2010	42,486,780	$0.07	$0.05

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

13.	SHAREHOLDER'S EQUITY - continued

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period.

Option grants	2008	2009	2010

Weighted average risk-free interest rate	1.56%	1.21%	1.21%
Weighted average expected option life	2.39 years	2.75 years	2.75 years
Weighted average volatility rate	63%	50%	62%
Weighted average dividend yield	-	-	-

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected life of the options.

(2)	Expected life

The expected life was estimated based on historical and other economic data trended into the future.

(3)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of KongZhong over a period comparable to the expected life of the options.

(4)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected life of the options.

(5)	Exercise price

The exercise price of the options was determined by the Company's Board of Directors.

(6)	Fair value of underlying ordinary shares

The closing market price of the ordinary shares of KongZhong as of the grant date was used as the fair value of the ordinary shares on that date.

The weighted average per share fair value of options granted in each year was as follows:

	For the years ended December 31,
	2008	2009	2010

Stock options	$0.03	$0.07	$0.06

The total intrinsic value of options exercised during the year ended December 31, 2008, 2009 and 2010 was $633, $3,653,699 and $617,438 respectively.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

13.	SHAREHOLDER'S EQUITY - continued

The following table summarizes information with respect to stock options outstanding at December 31, 2010:

	Options outstanding					Options exercisable
		weighted	weighted			weighted	weighted
		average	average	Aggregate		average	average	Aggregate
	Number	exercise	remaining	intrinsic	Number	exercise	remaining	intrinsic
	outstanding	price	contractual life	value	exercisable	price	contractual life	value

Range of average exercise price
$0.00	3,959,760			691,968	3,959,760			691,968
$0.01	390,040			65,234	390,040			65,234
$0.05	40,000			5,090	40,000			5,090
$0.07	20,583,980			2,202,486	7,424,100			794,379
$0.09	2,000,000			180,000	875,000			78,750
$0.13	8,953,000			459,645	3,058,000			156,844
$0.15	6,560,000			173,840	-			-
Total	42,486,780	$0.07	7.60 years	$3,778,263	15,746,900	$0.06	6.23 yeas	$1,792,265

The number of the option expected to vest was 26,739,880 with a weighted-average exercise price of $0.10 and the weighted-average remaining contractual term of 8.40 years.  The aggregate intrinsic value of the option expected to vest was $1,985,998 as of December 31, 2010.

Nonvested shares

A summary of the nonvested shares activity is as follows:

	Number of	weight average
	Nonvested	grant-date
	shares outstanding	fair value

Nonvested shares outstanding at January 1, 2008	32,400,000	$0.16
Granted	104,600,000	$0.09
Forfeited	(3,150,000)	$0.17
Vested	(11,612,500)	$0.17
Nonvested shares outstanding at January 1, 2009	122,237,500	$0.10
Granted	52,400,000	$0.14
Forfeited	(7,202,500)	$0.14
Vested	(31,260,833)	$0.10
Nonvested shares outstanding at December 31, 2009	136,174,167	$0.11
Granted	14,000,000	$0.18
Forfeited	(29,450,000)	$0.09
Vested	(43,130,834)	$0.11
Nonvested shares outstanding at December 31, 2010	77,593,333	$0.13

The total intrinsic value of shares vested in the year of 2008, 2009 and 2010 was $972,547, $9,683,043 and $7,644,940 respectively.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

13.	SHAREHOLDER'S EQUITY - continued

The following table summarizes information with respect to nonvested shares outstanding at December 31, 2010:

	Nonvested share outstanding
		Aggregate
	Number	intrinsic
	outstanding	value

Grant date
February 14, 2007	570,000	101,033
June 26, 2007	135,000	23,929
November 12, 2007	1,450,000	257,013
September 16, 2008	120,000	21,270
October 20, 2008	413,333	73,263
December 19, 2008	29,400,000	5,211,150
February 3, 2009	18,000,000	3,190,500
April 1, 2009	4,700,000	833,075
July 10, 2009	8,525,000	1,511,056
July 15, 2009	280,000	49,630
June 22,2010	14,000,000	2,481,500
Total	77,593,333	13,753,419

The Company recorded share-based compensation expenses of $2,280,559, $4,211,530 and $5,000,256 for the years ended December 31, 2008, 2009 and 2010, respectively.  The amount of stock-based compensation currently estimated to be expensed from 2011 through 2014 related to unvested share-based payment awards at December 31, 2010 is $9,827,270.  This amount will be recognized as presented in the following table.

Year
2011	4,466,987
2012	3,994,106
2013	1,079,157
2014	287,020
Total	9,827,270

That cost is expected to be recognized over a weighted average period of 2.36 years.  To the extent the actual forfeiture rate is different from the Company's original estimate, share-based compensation related to these awards may require to be adjusted.

14.	SEGMENT AND GEOGRAPHIC INFORMATION

Segment reporting

The Company's chief operating decision maker (''CODM'') has been identified as the Chief Executive Officer who reviews results of operations by business lines when making decisions about allocating resources and assessing performance of the Company. The Company has therefore determined that each business line represents an operating segment.

During 2008 and 2009, the Company was operated in three business lines: WVAS, mobile games and WIS. In 2010, the Company expected revenue growth in partnership with China Mobile's mobile literature platform, which was part of WIS business. This new revenue stream was expected to rely on resources from WVAS business to a significant degree. Due to the anticipated synergy between WVAS and WIS businesses, the Company combined WIS business into its WVAS business and no discrete financial information for WIS would be available any more. Meanwhile, the acquisition of Dacheng bought a new business line, internet game, into the Company in 2010, which was expected to be a significant portion of revenue growth in future. As a result, there were three operating segments: WVAS, mobile game and internet game in 2010. The segment reporting information of WIS for the years ended December 31, 2008 and 2009 has been combined into WVAS to retrospectively reflect the change in operating segments for all the periods presented.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

14.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Segment reporting - continued

The Company does not allocate any assets to its operating segments as management does not believe that allocating these assets is useful in evaluating these segments' performance.  Accordingly, the Company has not made disclosure of total assets by reportable segment.

	For the years ended December 31,
	2008	2009	2010

Revenues
WVAS	88,946,393	104,001,623	83,280,333
Mobile games	7,743,291	27,296,600	49,171,432
Internet games	-	-	17,131,599
	96,689,684	131,298,223	149,583,364
Sales tax
WVAS	(2,583,082)	(2,273,620)	(1,584,382)
Mobile games	(256,582)	(611,507)	(925,098)
Internet games	-	-	(699,453)
	(2,839,664)	(2,885,127)	(3,208,933)
Cost of revenues
WVAS	(48,132,731)	(54,258,522)	(48,329,474)
Mobile games	(3,479,763)	(11,688,299)	(29,570,886)
Internet games	-	-	(2,338,257)
	(51,612,494)	(65,946,821)	(80,238,617)
Gross profit
WVAS	38,230,580	47,469,481	33,366,477
Mobile games	4,006,946	14,996,794	18,675,448
Internet games	-	-	14,093,889
	42,237,526	62,466,275	66,135,814
Operating expenses
Product development	(15,180,775)	(18,272,008)	(23,964,697)
Sales and marketing	(21,338,924)	(17,821,260)	(18,975,617)
General and administrative	(8,800,319)	(10,186,853)	(10,481,827)
Intangible assets and Goodwill impairment loss	(21,623,279)	-	(8,728,896)
Total operating expenses	(66,943,297)	(46,280,121)	(62,151,037)

Changes in fair value of contingent consideration for business acquisition	-	-	10,894,533
Government subsidy	-	-	337,663
Income (loss) from operations	(24,705,771)	16,186,154	15,216,973

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

14.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Product lines of WVAS

The Company derives revenues principally from providing value-added services, such as entertainment, communication services, personalized media, and other related products to mobile phone users.  The wireless value-added services include services delivered through the 2.5G mobile networks, which comprise Wireless Application Protocol ("WAP") services and Multimedia Messaging Services ("MMS"), and services delivered through 2G technology platforms, which comprise Short Messaging Services ("SMS"), Interactive Voice Response services ("IVR"), and Color Ring Back Tones ("CRBT").  Revenues of WVAS by product line for the years ended December 31, 2008, 2009 and 2010 are as follows:

	For the years ended December 31,
	2008	2009	2010

WVAS
2.5 Generation
- WAP	$8,994,099	$13,106,151	$4,485,792
- MMS	16,664,417	8,203,600	5,544,700
	25,658,516	21,309,751	10,030,492
2 Generation
- SMS	42,228,789	44,484,612	34,485,665
- IVR	10,312,722	19,512,653	17,706,798
- CRBT and others	10,746,366	18,694,607	21,057,378
	63,287,877	82,691,872	73,249,841
	$88,946,393	$104,001,623	$83,280,333

15.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share:

	For the years ended December 31,
	2008	2009	2010

Net income/(loss) (numerator), basic and diluted	$(20,660,292)	$12,583,381	$11,923,199

Shares (denominator):
weighted average ordinary shares outstanding used in computing basic net income/(loss) per share	1,424,581,293	1,385,201,479	1,466,947,693
Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed conversions of stock options, nonvested shares and warrant using the treasury stock method	-	152,569,572	80,922,985

Total weighted average shares used in computing diluted net income (loss) per share	1,424,581,293	1,537,771,051	1,547,870,678

Net income (loss) per share, basic	$(0.01)	$0.01	$0.01

Net income (loss) per share, diluted	$(0.01)	$0.01	$0.01

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

15.	NET INCOME PER SHARE - continued

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

The dilutive effect of the convertible senior note was calculated using if-converted method.  Under the if-convertible method, the interest less income tax effects applicable to the convertible senior notes is added back to the numerator.  The convertible note is assumed to have been converted at the beginning of the period.

For the years ended December 31, 2008, 2009 and 2010, the Company had the following securities outstanding which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income (loss) per share in 2008, 2009 and 2010 as their effects would have been antidilutive:

	For the years ended December 31,
	2008	2009	2010

Options and nonvested shares	137,452,493	-	-
Convertible senior notes	-	76,000,000	76,000,000

16.	CONCENTRATIONS

i.	Dependence on Mobile Operator

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

Revenues collected through China Mobile for the years ended December 31, 2008, 2009 and 2010 are approximately $72,491,974, $102,036,332 and $107,632,470 representing75%, 78% and 72% of gross revenues, respectively.

Revenues collected through China Unicom for the years ended December 31, 2008, 2009 and 2010 are approximately $12,260,778,$14,795,156 and $12,379,636representing 13%,  11% and 8% of gross revenues, respectively.

Revenues collected through China Telecom for the years ended December 31, 2008, 2009 and 2010 are approximately $8,572,156, $10,194,036  and $9,448,723 representing 9%, 8%and 6% of gross revenues, respectively.

Amounts due from China Mobile as of December 31, 2008, 2009 and 2010 amounted to approximately $11,097,096, $19,508,957 and $16,535,461 representing approximately 69%, 77% and 76% of accounts receivable, respectively.

Amounts due from China Unicom as of December 31, 2008, 2009 and 2010 amounted to approximately $1,975,099, $2,046,223 and $235,364 representing approximately 12%, 8% and 1% of accounts receivable, respectively.

Amounts due from China Telecom as of December 31, 2008, 2009 and 2010 amounted to approximately $1,485,733, $767,249 and $1,746,364 representing approximately 9%, 3% and 8% of accounts receivable, respectively.

ii.	Credit risk

In WVAS and mobile game services, the Company depends on the billing system of the Mobile Operator to charge the mobile phone users and collect payments from them.  The Company generally does not require collateral for its accounts receivable and has not experienced any significant credit losses for any periods presented.

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

17.	PRC CONTRIBUTION PLAN AND PROFIT APPROPRIATION

The employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  Chinese labor regulations require the Company accrue these benefits based on certain percentages of the employees' salaries.  The total provision for such employee benefit was $2,830,064, $3,143,592 and $4,050,629 for the years ended December 31, 2008, 2009 and 2010, respectively.

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

As of December 31, 2009 and 2010, the total statutory reserve amounted to $8,600,893and $9,392,790, respectively.

18.	RELATED PARTY TRANSACTION

Prior to the acquisition of Dacheng by the Company in January 2010, Leilei Wang, the Chief Executive Officer of the Company and the Chairman of the Board of Directors, held approximately 24.8% equity interest of Dacheng. As a result of the acquisition, Mr. Wang, as a selling shareholder, received a consideration of 67.73 million ordinary shares of KongZhong (equivalent to 1.69 million ADS).

Leilei Wang Kongzhong's Chief Executive Officer and the Chairman of Kongzhong's Board of Directors, holds 19.84% of the ordinary shares of Prosten Technplogy Holdings Limited (“Prosten”) through Right Advance Management Limited  ("Right Advance"), a British Virgin Islands companies he controls Prosten and its subsidiary companies engages in the business of providing solutions to companies that provide mobile and search services. In 2008, 2009 and 2010, Prosten provided the Company mobile value-added services valued at US$0.6 million, US$1.1 million and US$3.2 million, respectively. The accounts payable to Prosten as of December 31, 2008, 2009 and 2010 were US$nil, US$nil and US$0.1 million, respectively.

19.	COMMITMENT AND CONTINGENCY

i	Operating lease as lessee

The Company leases certain office premises under non-cancelable leases which expire in 2010.  Rental expenses under operating leases for the years ended December 31, 2008, 2009 and 2010 were $1,773,753, $1,808,401 and $2,282,956, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Year ending
2011	$1,528,540
2012	1,079,205
2013	110,474
2014	60,350

ii	Purchase obligations

The Company entered into a series of agreements with content providers to develop wireless value-added service, mobile game and internet game.  The future minimum purchase obligations payments under non-cancelable purchase agreements were approximately as follows:

Year ending
2011	$4,119,282
2012	$384,592
$4,503,874

KONGZHONG CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In US dollars)

19.	COMMITMENT AND CONTINGENCY - continued

iii	Sales tax

The subsidiaries and VIEs incorporated in the PRC are subject to the sales tax at rates of 3% to 8% on PRC taxable revenues, as defined by the related tax rules and regulations.  When determining the PRC taxable revenues for sales tax purpose, the subsidiaries and VIEs adopted a "net" basis, i.e. deducting profit sharing with content providers from revenues.  However, as the deductible items for sales tax purposes are not clearly defined, the Company would be subject to additional sales tax if the net basis used by the Company was determined inappropriate for the computation of sales tax.  Additional business tax amounting to $2,575,411 could arise had the gross revenue been used for sales tax calculations as of December 31, 2010.

20.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations restrict the payments of dividends by the Company's PRC subsidiaries and variable interest entities from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  As presented in note 17, general reserve requires annual appropriations of 10% of after-tax profit should be set aside prior to the payment of dividends.  As a result of these PRC laws and regulations, the Company's PRC subsidiaries and variable interest entities are restricted in their ability to transfer a portion of their net assets to the Company.  As of December 31, 2009 and 2010, the amounts of restricted net assets were approximately $44,429,831 and $48,600,310, respectively.

21.	SUBSEQUENT EVENTS

a)	Prepayment of Convertible senior notes

On February 25, 2011, the Company prepaid 70% of the aggregate principal amount of the 5-year convertible senior note for US$ 9.31 million in cash, plus any accrued but unpaid interest on the note in February 2011. The prepaid portion of the note has rights to be converted into 1.33 million American Depositary Shares (ADS) equivalent to 53.2 million ordinary shares, representing about 3.5% of the Company's total shares outstanding as of December 31, 2010. The amount of $5.3 million allocated to the beneficial conversion option, which is equal to the intrinsic value of the conversion feature as of the extinguishment date, is allocated to equity and recorded as additional paid in capital. The intrinsic value is the difference between the effective conversion price and the fair value of the common stock into which the debt is convertible, multiplied by the number of shares into which the debt is convertible at the extinguishment date. The remaining amount of $2.4 million is allocated to the extinguishment of the debt. The difference of $1.6 million between the reacquisition price allocated to the debt and the net carrying amount of the extinguished debt was recognized as a losses recorded into consolidation statements of operations.

b)	Contingent consideration in connection with the acquisition of Dacheng

The fair value of contingent payable in connection with the acquisition of Dacheng as of December 31, 2010 was estimated to be US$40.2 million. The contingency was resolved on March 23, 2011, resulting in a payment of US$14.6 million in cash and issuance of 123.5 million ordinary shares of KongZhong. The fair value of the contingent consideration upon the resolution of the contingency on March 23, 2011 was US$43.9 million, with a change in fair value of the contingent consideration recorded in the consolidated statement of operations in the first quarter of 2011.

KONGZHONG CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In US dollars)

	As of December 31,
	2009	2010
Current assets
Cash and cash equivalents	$13,304,462	$3,599,329
Intercompany accounts receivable (net)	164,479	12,384
Accounts receivable	-	9,000
Prepaid expenses and other current assets	-	16,689

Total current assets	13,468,941	3,637,402
Long-term investments	176,245,967	268,462,260

Total assets	$189,714,908	$272,099,662

Liabilities and shareholders' equity

Current liabilities
Accrued expenses and other current liabilities	1,823,076	40,749,784
Intercompany accounts payable	11,850,135	13,856,739
Convertible notes, net of discount due to beneficial conversion feature	3,000,966	3,552,716

Total liabilities	$16,674,177	$58,159,239

Ordinary shares ($0.0000005 par value; 1,000,000,000,000 shares authorized,
1,434,232,520 and 1,409,396,360 shares issued and outstanding in 2008
and 2009, respectively)	705	755
Additional paid-in capital	83,862,222	105,120,495
Shares issuable in connection with acquisition	1,325,917	-
Warrant	677,332	677,332
Accumulated other comprehensive income	23,270,268	32,314,355
Retained earnings	63,904,287	75,827,486

Total shareholders' equity	173,040,731	213,940,423

Total liabilities and shareholders' equity	$189,714,908	$272,099,662

KONGZHONG CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In US dollars)

	For the years ended December 31,
	2008	2009	2010

Revenues	-	-	60,999
Sales tax	-	-	-
Cost of revenues	-	-	-

Gross profit	-	-	60,999

Operating expenses
Product development	(1,243,520)	(2,380,464)	(1,041,571)
Selling and marketing	(1,826,646)	(433,620)	(131,396)
General and administrative	(2,005,634)	(2,067,095)	(3,736,556)

Total operating expenses	$(5,075,800)	$(4,881,179)	$(4,909,523)

Change in fair value of contingent fair value of business acquisition	-	-	10,894,533

Loss from operations	$(5,075,800)	$(4,881,179)	$6,046,009

Interest income	446,882	177,234	3,987
Interest expense for convertible senior notes	-	(725,910)	(1,059,905)
Loss from impairment of cost method investment	-	(1,500,000)	(1,509,912)
Equity in earnings of subsidiaries and variable interest entities	(16,031,374)	19,513,236	8,443,020

Net income (loss) before income taxes	$(20,660,292)	$12,583,381	$11,923,199
Income taxes expense	-	-	-

Net income (loss)	$(20,660,292)	$12,583,381	$11,923,199

KONGZHONG CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF SHAREHOLDERS' DEFICIENCY AND COMPREHENSIVE INCOME (LOSS)
(In US dollars)

						Accumulated
			Additional	Shares issuable		other			Total
	Ordinary shares		paid-in	in connection		comprehensive	Retained	shareholders'	Comprehensive
	Shares	Amount	capital	with acquisition	Warrant	income	earnings	equity	income (loss)

Balance as of December 31, 2007	1,423,156,120	$711	$84,729,618	$-	$-	$13,764,239	$71,981,198	$170,475,766
Repurchase of ordinary shares	(8,923,600)	(4)	(760,208)	-	-	-	-	(760,212)
Issuance of ordinary shares for share-based compensation	20,000,000	10	928	-	-	-	-	938
Share-based compensation recognized	-		2,280,559	-	-	-	-	2,280,559
Provision for statutory reserve	-	-	-	-	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	9,351,459	-	9,351,459	$9,351,459
Net loss	-	-	-	-	-	-	(20,660,292)	(20,660,292)	(20,660,292)

Balance as of December 31, 2008	1,434,232,520	$717	$86,250,897	$-	$-	$23,115,698	$51,320,906	$160,688,218	$(11,308,833)

Repurchase of ordinary shares	(65,836,160)	(33)	(11,108,006)	-	-	-	-	(11,108,039)
Issuance of ordinary shares for share-based compensation	40,000,000	20	466,870	-	-	-	-	466,890
Issuance of ordinary shares for acquisitions	1,000,000	1	373,000	-	-	-	-	373,001
Shares issuable in connection with acquisition	-	-	-	1,325,917	-	-	-	1,325,917
Beneficial conversion feature of convertible senior note	-	-	3,667,931	-	-	-	-	3,667,931
Issuance of warrant in relation to convertible senior notes	-	-	-	-	677,332	-	-	677,332
Share-based compensation recognized	-		4,211,530	-	-	-	-	4,211,530
Provision for statutory reserve	-	-	-	-	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	154,570	-	154,570	$154,570
Net income	-	-	-	-	-	-	12,583,381	12,583,381	12,583,381

Balance as of December 31, 2009	1,409,396,360	$705	$83,862,222	$1,325,917	$677,332	$23,270,268	$63,904,287	$173,040,731	$12,737,951
Issuance of ordinary shares for share-based compensation	52,750,000	26	386,524	-	-	-	-	386,550	-
Issuance of ordinary shares for acquisition of Dacheng	42,760,213	21	14,545,579	-	-	-	-	14,545,600	-
Issuance of ordinary shares for acquisition of Simlife	6,000,000	3	1,325,914	(1,325,917)	-	-	-	-	-
Share-based compensation recognized	-	-	5,000,256	-	-	-	-	5,000,256	-
Provision for statutory reserve	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	9,044,087	-	9,044,087	$9,044,087
Net income	-	-	-	-	-	-	11,923,199	11,923,199	11,923,199

Balance as of December 31, 2010	1,510,906,573	$755	$105,120,495	$-	$677,332	$32,314,355	$75,827,486	$213,940,423	$20,967,286

KONGZHONG CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In US dollars)

	For the years ended December 31,
	2008	2009	2010

Net cash provided by operating activities	$(983,142)	$62,766	$649,007

Net cash used in investing activities	$(1,500,000)	$(5,056,014)	$(9,577,600)

Net cash (used in) provided by financing activities	$(759,274)	$(3,885,749)	$(776,540)

Net (decrease) in cash and cash equivalents	(3,242,416)	(8,878,997)	(9,705,133)

Cash and cash equivalents, beginning of year	25,425,875	22,183,459	13,304,462

Cash and cash equivalents, end of year	$22,183,459	$13,304,462	$3,599,329

KONGZHONG CORPORATION

NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

1.	BASIS FOR PREPARATION

The condensed financial information of KongZhong Corporation ("KongZhong") has been prepared using the same accounting policies as set out in KongZhong's consolidated financial statements, except that KongZhong used the equity method to account for investments in its subsidiaries and variable interest entities.

2.	INVESTMENTS IN SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

KongZhong and its subsidiaries and variable interest entities are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation.  For the purpose of KongZhong's stand-alone financial statements, its investments in subsidiaries and variable interest entities are reported using the equity method of accounting.  KongZhong's share of income and losses from its subsidiaries and variable interest entities is reported as earnings from subsidiaries and variable interest entities in the accompanying condensed financial information of KongZhong.

3.	INCOME TAXES

KongZhong is incorporated under the laws of the Cayman Islands.  It is not subject to tax on either income or capital gain.