Form 20-F
period 2011-12-31
KONGZHONG CORP
filed 2012-04-16
CIK 1285137

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

As of December 31, 2011, 1,661,939,143 ordinary shares, par value US$0.0000005 per share, were issued and outstanding.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

TABLE OF CONTENTS

(continued)

		Page

PART III		112

Item 17.	Financial Statements	112

Item 18.	Financial Statements	112

Item 19.	Exhibits	Exhibits - 1

ii

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such forward-looking statements include, without limitation, statements that are not historical facts relating to:

•	our ability to successfully execute our business strategies and plans;

•	our financial performance and business operations;

•	our development and capital expenditure plans;

•	the expected benefit and future prospects of our strategic alliances and acquisitions, and our ability to cooperate with our alliance partners or integrate acquired businesses;

•	management estimations with respect to revenues from our wireless value-added services, or WVAS, mobile games, and Internet games businesses;

•	the development of our latest product offerings, including, but not limited to, offerings in our WVAS, mobile games and Internet games businesses;

•	our ability to anticipate and launch games that respond to changing consumer tastes and preferences and predict trends in the Internet games market in the PRC;

•	our ability to license quality Internet games from the PRC and overseas Internet game developers that complement our internally-developed Internet games;

•	our dependence on a small number of Internet games developed by third party Internet games developers for a significant portion of our Internet games revenues;

•	the development of the regulatory environment and changes in the policies or guidelines of the telecommunications operators in the People’s Republic of China, or the PRC;

•	the development of the PRC smartphone mobile games market and the regulatory environment and changes in polices or guidelines relating to those markets;

•	the state of our relationship with telecommunications operators in the PRC;

•	our dependence on the substance and timing of the billing systems of the telecommunications operators in the PRC for our performance; and

•	competitive pressures and future growth in the WVAS, mobile games, telecommunications, Internet games and related industries in the PRC.

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

iii

•	any changes in our relationship with telecommunications operators in the PRC;

•	the effects of competition on the demand for or the price of our products or services;

•	any changes in customer demand or usage preference for our products or services;

•	any changes in the telecommunications operators’ systems for billing users of our WVAS or mobile games or remitting payments to us;

•	any changes in technologies related to telecommunications, WVAS, mobile games or Internet games or applications based on such technologies;

•	any changes in our relationships with our Internet games licensors whose games we have the rights to operate in the PRC or other markets;

•	future developments, trends, regulatory environment and consumer preferences in China with respect to mobile and Internet games and means by which these games are distributed;

•	any changes in the regulatory regime or the policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, the Ministry of Industry and Information Technology, or the MIIT (formerly the Ministry of Information Industry), or its policies, or the policies or other regulatory measures of other relevant government or industry authorities relating to, among other matters, the granting and approval of licenses, procedures for customers to access and subscribe to WVAS or mobile games, restrictions on wireless Internet content, or the introduction of new technology platforms, products and services;

•	any changes in the regulatory regime or the policies for the Internet games industry in the PRC, including changes in the structure, functions or policies of the regulators, which include (i) the MIIT, (ii) the State Administration for Industry and Commerce, or the SAIC, (iii) the Ministry of Culture, or the MOC, (iv) the General Administration of Press and Publication, or the GAPP, (v) the State Administration of Radio, Film and Television, or the SARFT, and (vi) the Ministry of Public Security, or the MPS;

•	any changes in political, economic, legal or social conditions in the PRC, including the PRC government’s specific policies with respect to (i) foreign investment and entry by foreign companies into the telecommunications, WVAS, mobile games or Internet games market, (ii) economic growth, (iii) inflation, (iv) foreign exchange or (v) the availability of credit; and

•	changes in population growth or gross domestic product, or GDP, growth or the impact of those changes on the demand for our products or services.

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

iv

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements, the notes thereto and “Item 5 — Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011, set forth below are derived from our audited consolidated financial statements and the notes thereto, which are included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and the historical consolidated balance sheet data as of December 31, 2007, 2008 and 2009 set forth below are derived from our audited consolidated financial statements and the notes thereto, which are not included in this annual report.

Our audited consolidated financial statements have been prepared and presented in accordance with the generally accepted accounting principles in the United States, or U.S. GAAP.

	For the year ended in December 31,
Consolidated statements of operations data	2007		2008		2009		2010		2011
	(in thousands of U.S. dollars, except shares and per share data)
Revenues	US$	74,016.9	US$	96,689.7	US$	131,298.2	US$	149,583.4	US$	160,008.4
WVAS (1)		71,181.0		88,946.4		104,001.6		83,280.3		80,265.9
Mobile games		2,835.9		7,743.3		27,296.6		49,171.5		40,850.5
Internet games		—		—		—		17,131.6		38,892.0
Sales tax (2)		(2,229.6)		(2,839.6)		(2,885.1)		(3,209.0)		(3,827.8)
WVAS		(2,207.7)		(2,583.0)		(2,273.6)		(1,584.4)		(1,390.9)
Mobile games		(21.9)		(256.6)		(611.5)		(925.1)		(621.1)
Internet games		—		—		—		(699.5)		1,815.8
Net revenues		71,787.3		93,850.1		128,413.1		146,374.4		156,180.6
WVAS		68,973.3		86,363.4		101,728.0		81,695.9		78,875.0
Mobile games		2,814.0		7,486.7		26,685.1		48,246.4		40,229.4
Internet games		—		—		—		16,432.1		37,076.2
Cost of revenues		(36,495.6)		(51,612.5)		(65,946.8)		(80,238.6)		(91,930.2)
WVAS		(35,119.7)		(48,132.7)		(54,258.5)		(48,329.5)		(50,758.6)
Mobile games		(1,375.9)		(3,479.8)		(11,688.3)		(29,570.8)		(25,248.0)
Internet games		—		—		—		(2,338.3)		(15,923.6)
Gross profit		35,291.7		42,237.6		62,466.3		66,135.8		64,250.4
WVAS		33,853.6		38,230.7		47,469.5		33,366.5		28,116.4
Mobile games		1,438.1		4,006.9		14,996.8		18,675.4		14,981.4
Internet games		—		—		—		14,093.9		21,152.6
Operating expenses:
Product development		(12,535.2)		(15,180.8)		(18,272.0)		(23,964.7)		(15,416.9)
Selling and marketing		(18,094.2)		(21,338.9)		(17,821.2)		(18,975.6)		(20,891.6)
General and administrative		(4,991.4)		(8,800.4)		(10,186.9)		(10,481.8)		(11,582.2)
Impairment loss on goodwill		—		—		—		(2,998.3)		(20,255.3)
Impairment loss on intangible assets		—		(21,623.3)		—		(5,730.6)		(3.9)
Total operating expenses		(35,620.8)		(66,943.4)		(46,280.1)		(62,151.0)		(68,149.9)
Change in fair value of contingent consideration for business acquisition		—		—		—		10,894.5		(3,729.5)

Government subsidies		—		—		—		337.7		319.2
Income (loss) from operations		(329.1)		(24,705.8)		16,186.2		15,217.0		(7,309.8)

	For the year ended in December 31,
Consolidated statements of operations data	2007		2008	2009	2010	2011
	(in thousands of U.S. dollars, except shares and per share data)
Interest income		3,810.0	4,897.4	3,114.3	2,342.8	3,569.2
Interest income from loans to third party		—	—	—	—	1,193.2
Interest expense for convertible senior note		—	—	(725.9)	(1,059.9)	(487.8)
Impairment loss on cost method investment		—	—	(1,500.0)	(1,509.9)	—
Loss on extinguishment of debt upon prepayment of conventible senior note		—	—	—	—	(1,567.5)
Investment income		207.6	—	206.9	883.2	85.6
Net income (loss) before income taxes		3,688.5	(19,808.4)	17,281.5	15,873.2	(4,517.1)
Income taxes expense		(856.8)	(851.9)	(4,698.1)	(3,950.0)	(3,137.8)
Net income (loss)	US$	2,831.7	(20,660.3)	12,583.4	11,923.2	(7,654.9)
Net income (loss) per share:
Basic	US$	0.00	(0.01)	0.01	0.01	(0.00)
Diluted	US$	0.00	(0.01)	0.01	0.01	(0.00)
Weighted average shares used in calculating net income (loss) per share:
Basic		1,423,156,120	1,424,581,293	1,385,201,479	1,466,947,693	1,607,110,119
Diluted (3)		1,430,910,421	1,424,581,293	1,537,771,051	1,547,870,678	1,607,110,119

(1)	We combined our wireless Internet services, or WIS, business into our WVAS business in 2010. The segment reporting information of the WIS business has been combined into that of WVAS for all prior periods presented.

(2)	Prior to October 1, 2009, we presented sales tax on a gross basis (included in revenues and general and administrative expenses). Since October 1, 2009, we have presented sales tax on a net basis (excluded from net revenues) in order to provide better comparability of our financial statements to those of our peer companies. We have applied this change in accounting principles retrospectively to all prior periods presented.

(3)	As of December 31, 2007, 2008, 2009, 2010 and 2011, we had 82 million, 137 million, 76 million, 76 million and 210 million ordinary share equivalents, respectively, outstanding that could potentially dilute income per share in the future, but that were excluded in the computation of diluted income per share in the periods as their effect would have been anti-dilutive.

	As of December 31,
Consolidated balance sheet data	2007		2008		2009		2010		2011

Cash and cash equivalents	US$	122,342.7	US$	136,054.3	US$	139,289.5	US$	157,170.8	US$	129,511.5
Held-to-maturity securities		—		—		—		—		17,299.1
Trading Securities		—		—		100.6		20.3		7,754.6
Loans to third party		—		—		—		—		22,187.3
Accounts receivable, net		14,992.9		16,196.0		25,276.8		21,794.0		19,903.0
Property and equipment, net		4,498.1		3,369.3		3,116.0		3,738.6		3,620.3
Acquired intangible assets, net		1,266.3		673.4		2,284.9		4,452.7		2,347.9
Long-term investment		—		2,963.0		1,464.5		—		—
Goodwill		34,918.7		15,683.1		23,042.3		87,705.7		72,967.1
Total assets		181,891.9		178,852.4		200,078.6		281,445.3		280,248.0
Total current liabilities		11,293.1		18,108.7		23,565.3		63,474.7		32,526.0
Convertible note payable		—		—		3,001.0		3,552.7		1,272.6
Total shareholders’ equity		170,475.8		160,688.2		173,040.7		213,940.4		246,177.7
Total liabilities and shareholders’ equity		181,891.9		178,852.4		200,078.6		281,445.3		280,248.0

	For the year ended December 31,
Consolidated cash flow data	2007		2008		2009		2010		2011
	(in thousands of U.S. dollars)
Net Cash (used in) provided by:
Operating activities	US$	3,315.3	US$	12,521.5	US$	15,289.1	US$	26,013.6	US$	33,433.8
Investing activities		(18,720.1)		(4,811.9)		(8,282.6)		(10,314.9)		(40,284.8)
Financing activities		152.2		(759.3)		(3,865.7)		(776.5)		(26,335.0)

Exchange Rate Information

We present our consolidated financial statements in U.S. dollars. In addition, this annual report contains translations of certain Renminbi amounts to U.S. dollar amounts for transactions denominated in Renminbi. Unless otherwise specified or indicated by context, the translations of Renminbi amounts into U.S. dollar amounts have been made at the rate of RMB6.3009 = US$1.00, the central parity rate set by the PBOC, China’s central bank, on December 31, 2011. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see Note 2 to our financial statements included elsewhere in this annual report on Form 20-F.

The PBOC sets and publishes daily central parity rates with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market. The PBOC also takes into account other factors such as the general conditions existing in the international foreign exchange markets. Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration for Foreign Exchange, or the SAFE, and other relevant authorities. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.3052 = US$1.00 on April 6, 2012. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each of the periods shown:

	Noon Buying Rate RMB per US$1.00
Period	High	Low
October 2011	6.3825	6.3534
November 2011	6.3839	6.3400
December 2011	6.3733	6.2939
January 2012	6.3330	6.2940
February 2012	6.3120	6.2935
March 2012	6.3315	6.2975
April 2012 (through April 6, 2012)	6.3123	6.2975

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2007, 2008, 2009, 2010, 2011 and 2012 (through April 6, 2012), calculated by averaging the noon buying rates on the last day of each month of the periods shown:

Period	Average Noon Buying Rate RMB per US$1.00
2007	7.5806
2008	6.9193
2009	6.8295
2010	6.7696
2011	6.4630
2012 (through April 6, 2012)	6.3074

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

We derive a majority of our revenues from the provision of WVAS and mobile games through the networks of the PRC telecommunications operators. We rely primarily on the networks of China Mobile Limited, or China Mobile, to deliver our products and services. In 2010 and 2011, we derived approximately 72% and 62%, respectively, of our total revenues from our cooperation arrangements with China Mobile. In 2011, we derived approximately 73% and 97%, respectively, of our WVAS and mobile games revenues from our cooperation arrangements with China Mobile. The remainder of our WVAS and mobile games revenues is derived from cooperation arrangements with China United Telecommunications Corporation, or China Unicom (which acquired China Network Communications Group Corporation, or China Netcom, in October 2008), and China Telecommunications Corporation, or China Telecom.

Through Beijing AirInbox Information Technologies Co., Ltd., or Beijing AirInbox, Beijing Boya Wuji Technologies Co., Ltd., or Beijing Boya Wuji, Beijing Wireless Interactive Network Technologies Co., Ltd., or Beijing WINT, Beijing Chengxitong Information Technology Co., Ltd., or Beijing Chengxitong, Nanjing Net Book Culture Co., Ltd., or Zhulang, Beijing Xinrui Technology Co., Ltd., or BJXR, Shanghai Mailifang Communications Ltd., or Mailifang, and Xiamen Xinreli Technology Co., Ltd., or Xinreli, as the case may be, we have entered into a series of cooperation agreements with the subsidiaries of China Mobile and other PRC telecommunications operators to provide WVAS and mobile games through the networks of these telecommunications operators. Pursuant to our agreements with these telecommunications operators, the telecommunications operators bill and collect fees from mobile phone users for the WVAS and mobile games we provide. Our agreements with the telecommunications operators are generally for terms of one year or less, and are typically not renewed automatically. Therefore, we usually renew these agreements or enter into new agreements when the prior agreements expire, but on occasion the actual renewals, or entering into, of new contracts could be delayed for one month or more. Any inability to renew these contracts or enter into new contracts could severely disrupt our business and operations and materially reduce our revenues and profitability.

Furthermore, telecommunications operators could discontinue the use of external WVAS providers, such as our company. If any of the PRC telecommunications operators ceases to cooperate with us, we would no longer be able to provide WVAS or distribute mobile games to such operator’s customers or generate related revenues. In particular, if China Mobile ceases to cooperate with us, it is unlikely that we would be able to build up sufficient number of new customers through the networks of other PRC telecommunications operators to timely replace those lost from China Mobile. Due to our reliance on China Mobile and other PRC telecommunications operators to deliver our WVAS and mobile games to our customers, any loss or deterioration of our relationship with China Mobile or other PRC telecommunications operators could result in severe disruptions to our business operations, the loss of the majority of our revenues and have a material adverse effect on our financial condition and results of operations.

The termination or alteration of our cooperation agreements with China Mobile or other PRC telecommunications operators could materially harm our business and have a material adverse effect on our financial condition and results of operations.

Our negotiating leverage with China Mobile and other PRC telecommunications operators is limited because China Mobile and other PRC telecommunications operators operate the telecommunications networks through which we deliver our products and services to mobile phone users in China. Our revenues and profitability could be materially reduced if China Mobile or other PRC telecommunications operators decided to change the terms of their cooperation agreements with us, such as by increasing their transmission or service fees, or if they fail to comply with the terms of these agreements. For example, in 2009, China Mobile relocated operations for certain of its WVAS and mobile games services to facilities of its provincial subsidiaries, including a majority of the operations of its mobile games services (covering 31 provinces) from its Beijing headquarters to a subsidiary in the Jiangsu province. As part of these relocations, we were required to alter our cooperation agreements with China Mobile. However, we cannot assure you that China Mobile will not seek to terminate or materially alter our cooperation agreements with its provincial subsidiaries as a result of similar relocations in the future.

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

Due to our dependence on our relationship with China Mobile and other PRC telecommunications operators, and as a result of our limited negotiating leverage, any termination or material alteration of our cooperation agreements with China Mobile or other PRC telecommunications operators could severely disrupt our business and operations and have a material adverse effect on our financial condition and results of operations.

Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us could result in lower revenues or additional costs for us and materially and adversely affect our business, financial condition, results of operations and prospects.

China Mobile or other PRC telecommunications operators may, from time to time, issue policies or guidelines, requesting or stating their preferences for certain actions to be taken, or not taken, by all WVAS providers using their networks. Due to our reliance on China Mobile and other PRC telecommunications operators, any significant change in their policies or guidelines could cause our revenues to decrease or operating costs to increase. As a result, we cannot assure you that our financial condition and results of operations will not be materially and adversely affected by policy or guideline changes by China Mobile or other PRC telecommunications operators.

For example, on November 30, 2009, China Mobile implemented a series of measures targeted at eliminating offensive or unauthorized content, including pornographic content, on PRC-based wireless application protocol, or WAP, sites. As a result, China Mobile and other PRC telecommunications operators suspended billing for their customers for all WAP and G+ mobile gaming platform services, including those services that do not contain offensive or unauthorized content, on behalf of third party service providers of such services. Largely due to these measures, our WVAS and mobile games revenues in the fourth quarter of 2009 decreased as compared to the third quarter of 2009.

In January 2010, China Mobile began implementing an additional series of measures targeted at further improving user experience for mobile handset embedded services, in addition to the introduction of a new short message service, or SMS, code management system. Under these measures, WVAS that are embedded in handsets are required to introduce additional notices and confirmations to end-consumers during the purchase of such services. In addition, services relating to SMS short codes are required to be more tailored to the specific service offerings or service partners. Previously, a single SMS code could be used for multiple service offerings or partners.

Accordingly, we cannot assure you that China Mobile or other PRC telecommunications operators will not introduce additional requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of our WVAS or mobile games, notifications to customers, the billing of customers, or other consumer-protection-related measures, or adopt other policies that may require significant changes in the way we promote, sell and distribute our WVAS and mobile games, the occurrence of any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Competition with services offered by China Mobile and other PRC telecommunications operators could lower our revenues and have a material adverse effect on our business, financial condition, results of operations and prospects.

We face competition from WVAS offered by PRC telecommunications operators. For example, China Mobile has been developing and marketing its own multimedia messaging service, or MMS, and WAP products that compete with our services, including its Monternet™ wireless portal, which competes with our wireless site Kong.net. The PRC telecommunications operators may launch additional competing services in the future. Similar to our practices, China Mobile and other PRC telecommunications operators have entered into cooperation agreements with mobile handset manufacturers to pre-load their icons and codes on new handsets, in order to make accessing and subscribing to WVAS provided by China Mobile and other telecommunications operators easier for users of those handsets. Furthermore, since 2007, China Mobile has entered into strategic alliances with selected handset manufacturers to embed menu items for only its own WVAS products and not the products of other WVAS providers, such as our company. In addition, China Mobile and other PRC telecommunications operators may view our own wireless Internet sites, Kong.net and Ko.cn, as being in direct competition with their Internet sites. The competing services offered by China Mobile and other PRC telecommunications operators could decrease our market share and result in a material decrease in our revenues, or harm our relationship with China Mobile and other PRC telecommunications operators, the occurrence of any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

Our dependence on the billing systems and records of the telecommunications operators and their subsidiaries may require us to estimate portions of our reported revenues and cost of revenues for WVAS and mobile games, which could result in subsequent significant adjustments to our financial statements.

As we do not bill our WVAS and mobile games customers directly, we depend on the billing systems and records of the telecommunications operators to record the volume of our WVAS and mobile games provided, bill our customers, collect payments and remit to us our portion of the revenues. We record revenues based on monthly statements from the telecommunications operators confirming the value of our services that the telecommunications operators billed to customers during the month. Due to our past experience with the timing of receipt of the monthly statements from the operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues and cost of revenues for which we will not have received monthly statements. In such an instance, our internal estimates would be based on our own internal data of expected revenues and related fees from services provided. As a result of reliance on our internal estimates, we may overstate or understate our revenues and cost of revenues for the relevant reporting period, which could result in significant adjustments in our financial reports when we actually receive the telecommunications operators’ monthly statements for such period. Moreover, to the extent that the telecommunications operators require longer periods of time to send us monthly statements, we may be required to increase our reliance on our internal estimates when preparing our financial statements. If we are required to make adjustments to our quarterly financial statements in subsequent quarters, it could have a material adverse effect on market sentiments toward us, and the trading price of our ADSs could decline significantly. In addition, we generally do not have the ability to independently verify or challenge the accuracy of the billing systems of the telecommunications operators. Nor can we assure you that any negotiations between us and the telecommunications operators to reconcile billing discrepancies will be resolved in our favor or that our financial condition and results of operations will not be materially and adversely affected as a result of such discrepancies. See “Item 5 — Operating and Financial Review and Prospects — Critical Accounting Policies — Revenue Recognition.”

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

In addition, the incentives to attract and retain employees, in particular skilled management personnel, provided by our equity incentive plans may not be as effective as in the past, in light of the volatility of the market conditions and the price of our ADSs in recent years. Competitions among companies in the PRC Internet industry for skilled and experienced personnel may also result in our having to incur increased compensation costs. If we do not succeed in attracting skilled management personnel or retaining or motivating existing management personnel, we may be unable to manage or develop our business effectively.

Any damage to our reputation could have a material adverse effect on our business and prospects, as well as our financial condition and results of operations.

We are vulnerable to adverse market perceptions regarding our company, our products and services, our personnel and other aspects of our business. Furthermore, we are exposed to the risk that litigation, employee misconduct, operational failures, senior personnel changes, customer complaints, outcome of regulatory investigations or other proceedings, and negative publicity generally, among other things, whether or not with merit, could severely damage our reputation. In particular, negative publicity could be based, for example, on allegations that we have failed to comply with applicable regulatory requirements or could result from loss of customer or confidential data, misconduct by employees (including senior management), dissatisfied customers, decline in operating performance or actions by regulatory authorities. Any damage to our reputation could materially and adversely affect our business and prospects, as well as our financial condition and results of operations.

Our efforts to develop additional distribution channels for our WVAS and mobile games may not succeed or may be restricted or halted by the MIIT or the telecommunications operators.

Cooperation with mobile handset manufacturers has provided us with an important distribution channel for our WVAS and mobile games. We pre-load into the menus of certain mobile handsets our mobile games, WAP icons and short codes for products offered on the MMS, SMS and IVR platforms. A consumer who buys a new handset pre-loaded with our mobile games, icons and codes can access and subscribe to our services quickly and easily. Over the years, cooperation with mobile handset manufacturers has become one of the most important distribution channels for us, and a material portion of our revenues is derived from such cooperation. However, in recent years, China Mobile and other PRC telecommunications operators have entered into cooperation agreements with mobile handset manufacturers similar to our agreements with mobile handset manufacturers. We cannot assure you that mobile handset manufacturers will continue their cooperation with us or maintain their current revenue-sharing arrangements with us.

In addition, we cannot assure you that the MIIT, China Mobile or other PRC telecommunications operators will not restrict or halt our cooperation with the mobile handset manufacturers. For example, in addition to pre-loading our mobile games, WAP icons and MMS, SMS and IVR short codes into the menus of selected mobile handsets, until recently, we also embedded our icons and codes in selected handsets. On April 11, 2007, the MIIT issued a notice barring the production of mobile handsets with embedded icons and codes that cannot be changed or deleted by consumers. We subsequently altered our arrangements with mobile handset manufacturers to comply with the notice, which took effect on June 1, 2007. Although mobile handset manufacturers are still permitted to pre-load our icons into the handset menus, so long as such icons can be changed or deleted, we cannot assure you that the MIIT will not expand its regulations to bar the pre-loading of icons and codes in the future.

Beginning in May 2007, China Mobile has promoted only its own WVAS products in the embedded menus of those handsets with whose manufacturers China Mobile has entered into strategic alliances. We cannot assure you that China Mobile or other telecommunications operators will not, in the future, take other steps to limit or halt our use of mobile handsets as a distribution channel. Any further actions by the telecommunications operators or the MIIT to limit or halt our use of mobile handsets as a distribution channel could materially reduce our revenues, profitability and future growth.

We recently entered into the Internet games business, and our ability to succeed in the PRC Internet games market is subject to many challenges and uncertainties.

We entered into the Internet games business with our acquisition of Shanghai Dacheng Network Technology Co., Ltd., or Dacheng, in 2010. Our ability to succeed in the PRC Internet games market is subject to many challenges, such as our ability to develop and license popular games. In particular, new Internet games are regularly introduced in the PRC, but only a relatively small number of high-quality, popular games account for a significant portion of the PRC Internet games market. Moreover, it is difficult to predict prior to the introduction of an Internet game whether such game would be well received by PRC game players. Accordingly, any negative development relating to our Internet games could materially and adversely affect our business, financial condition, results of operations and prospects. Potential negative developments include:

•	our failure to make quality upgrades, expansion packs, enhancements or improvements to our Internet games in a timely manner;

•	our failure to avoid, or detect and correct, defects in our Internet games in a timely manner;

•	any reduction in our server capacity for any reason, including our failure to adequately project our future server needs and make advanced purchases of servers to accommodate the expected increase in the number of game players;

•	any reduction in or failure to grow our games or player base, or any decrease in the popularity of our Internet games in the market due to intensifying competition or other factors;

•	any failure to license quality Internet games from other Internet game developers that complement our internally-developed Internet games;

•	any failure to properly tailor and localize any foreign games we have licensed for PRC game players;

•	a decrease in the number of Internet cafes through which a substantial number of players access our Internet games;

•	any decrease in or failure to grow the amount of revenues generated from our Internet games;

•	any failure in our Internet games billing system, which we rely on for revenue recognition and tracking of the consumption patterns of game players; or

•	any breach of game-related software security or prolonged server interruption due to network failures or hacking activities.

In addition, our ability to succeed in the Internet games market is subject to many uncertainties beyond our control. As the Internet games industry is a relatively new and evolving industry, the growth of the Internet games industry and the level of demand and market acceptance of our Internet games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors, including:

•	the Internet infrastructure, growth of personal computer, Internet and broadband penetration in the PRC and other markets in which we offer our games;

•	whether the Internet games industry, particularly in the PRC and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•	our ability to license or operate our games in overseas markets;

•	laws, rules, regulations and policies affecting the Internet games industry, including those affecting Internet cafes in the PRC, where a substantial portion of our game players access Internet games;

•	general economic conditions, particularly economic conditions affecting discretionary consumer spending;

•	the availability and popularity of other forms of entertainment, particularly console game systems, such as those made by Sony, Nintendo and Microsoft, which are already popular in developed countries and may gain popularity in the PRC and other countries in which we market our games;

•	public opinion regarding Internet games;

•	the popularity and price of new Internet games and in-game items that we and our competitors launch and distribute; and

•	our ability to upgrade and improve our existing games to extend their life spans and to maintain their competitive positions in the Internet games market in a timely manner.

Due to these challenges and uncertainties, we cannot assure you that our Internet games business will make a positive contribution to our future revenues. Our failure to successfully develop this business could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to anticipate and launch games that respond to changing consumer tastes and preferences or predict trends in the PRC Internet games market, our revenues and profitability could be materially reduced, and our growth and prospects would suffer.

We plan to invest a significant amount of financial and personnel resources in developing, launching and operating our own Internet games, as well as launching and operating licensed Internet games. In addition, we will need to replace our existing Internet games as they reach the end of their useful economic lives, which we believe are typically one to three years, as well as to operate a larger number of Internet games to increase our overall player base and revenues to meet our growth strategy. The success of our Internet games business will largely depend on our ability to anticipate and launch games that effectively respond to changing consumer tastes and preferences, as well as technological advances, in a timely manner. For example, we may need to license from overseas developers popular game titles that we believe may gain popularity in the PRC. However, licenses for these games may subject us to significant up-front non-refundable license fees, and there is no assurance these games will be commercially viable in the PRC market. If we fail to launch and operate these games successfully in the PRC in a timely manner to meet PRC consumers’ changing tastes and preferences, or if these games fail to respond to their tastes and preferences, our operating costs could be materially increased, profitability could be materially reduced, and we may need to write down all or part of the up-front non-refundable license fees paid to game developers.

Moreover, any failure by us to predict and adapt our Internet games to meet trends in the Internet games market in the PRC could materially reduce our revenues and profitability, and have a material adverse effect on our growth and prospects. For example, a majority of our Internet games depend on our players to download and install large client-side software, which can be well over one thousand megabytes in many cases and take many hours to download. Game players in the PRC have been increasingly turning to web browser-based games in cases where downloading large client-side software is inconvenient or impracticable. As such, we cannot assure you that game players in the PRC will continue to download and install such types of software to play Internet games, nor can we assure you that our existing game players will not, in the future, find downloading and installing large software packages inconvenient or impracticable or otherwise prefer the convenience and ease of use offered by browser-based or other games.

In addition, expanding our Internet game portfolio may add complexities to our Internet games business and require us to effectively adapt our business and management processes to address the unique operational challenges and different requirements of new Internet games in which we operate, which we may not be able to do due to the lack of institutional expertise or otherwise. Accordingly, if we fail to anticipate and successfully launch and operate games that effectively respond to changing consumer tastes and preferences in a timely manner, our revenue and profitability could be materially reduced, and our growth and prospects would suffer.

Our mobile games business has a short operating history, and the mobile games market in the PRC is subject to many uncertainties.

We have made significant efforts in recent years to develop our mobile games business. Prior to 2008, we did not have a separate mobile games business segment. As our mobile games business has grown, it has required separate management in respect of decision making, allocation of resources and assessment of performance. However, our mobile games business has a short operating history. As a result, there is limited financial data that can be used to evaluate our mobile games business and its potential to generate revenues in the future. Moreover, our past success and financial data regarding the mobile games segment may not be indicative of our future performance. We cannot assure you that we will be successful in developing our mobile games business, which will depend, among other things, on our ability to:

•	respond to market developments, including the development of new platforms and technologies, such as smartphone mobile gaming platform, and changes in pricing and distribution models, such as the advent of application stores, or “app stores”, operated by handset manufacturers;

•	respond to changes in policies of China Mobile or other PRC telecommunications operators relating to mobile games distributed through them;

•	maintain and diversify our distribution channels, including through our own wireless Internet sites, China Mobile and the other PRC telecommunications operators and handset manufacturers;

•	develop new high-quality mobile games that can achieve significant market acceptance, and timely improve our existing mobile games to extend their life spans and to maintain their competitiveness in the mobile games market;

•	successfully identify, acquire and integrate other mobile games development companies that could complement our internal mobile games development resources;

•	supplement our internally developed mobile games by acquiring mobile games from third party mobile game developers or cooperating with third party, mobile game developers to jointly develop mobile games; and

•	develop and upgrade our mobile-game platform technologies.

In addition, the mobile games market is an emerging market in the PRC. The growth of this market and the level of demand and market acceptance of our mobile games are subject to many uncertainties. The development of this market and our ability to derive revenues from this market depend on a number of factors, some of which are beyond our control, including but not limited to:

•	the growth rate of mobile data services in the PRC;

•	changes in consumer demographics, tastes and preferences;

•	changes in handset platform technologies that accommodate consumer needs and preferences;

•	changes in mobile games distribution channels that accommodate consumer needs and preferences;

•	the extent that the mobile games business remains a key area of development for our telecommunications operator partners;

•	potential competition from established companies that develop and operate personal-computer-based Internet games and may enter the mobile games market; and

•	the popularity and price of new mobile games and merchandise and premium features embedded in games that we and our competitors may launch and distribute in the future.

Due to the uncertainties in connection with our mobile games business in particular and the PRC mobile games market generally, we cannot assure you that our mobile games business will contribute significantly to our future revenues. Our failure to successfully develop this business could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face increasing competition in the PRC from providers of WVAS, mobile games and Internet games, which could reduce our market share and materially and adversely affect our financial condition and results of operations.

The PRC WVAS market has experienced increasingly intense competition. The MIIT reported on its website that more than 1,700 service providers held nationwide licenses as of December 31, 2011 to supply WVAS on the PRC telecommunications operators’ networks. We compete with these companies primarily on the basis of brand, price, type and timing of service offerings, content, customer service, business partners and distribution channel relationships. We also compete with these companies for experienced and talented employees. While we believe that we have certain advantages over our competitors, some of them may have greater personnel and financial resources and a longer operating history than we do. In particular, Internet portal companies that provide WVAS may have an advantage over us as a result of their more established brand names, user bases and Internet distribution channels. Furthermore, our competitors may be able to develop or exploit new technologies faster than we can, or offer a broader range of products and services than we are presently able to offer.

The development, distribution and sale of mobile games are also highly competitive in the PRC. We compete for customers primarily on the basis of game quality, brand and price. We also compete for telecommunications operators to distribute our mobile games, principally on the basis of the popularity of our games among customers, our historical performance, perception of our sales potential and our relationships with content and brand licensors. Furthermore, we compete for content and brand licensors who supply game content and brands, mainly on the basis of the economic terms, such as royalty rates, of our cooperation agreements with the licensors, the licensors’ perception of our ability to develop games and pre-load games in mobile handsets, our speed of execution, diversity of distribution channels and relationships with telecommunications operators. We also compete for experienced and talented employees in the mobile games business. Moreover, the entry of new competitors, such as developers of personal-computer-based Internet games, major media companies, traditional video game developers, content aggregators, mobile software providers and independent mobile games developers, would likely intensify competition in the mobile games market. Increasing competition in this market could make it difficult for us to maintain or increase our market share and have a material adverse effect on our business, financial condition, results of operations and prospects.

The Internet games business, which we entered recently, is also highly competitive in the PRC. We believe that there are over 160 Internet games operators in the PRC as of December 31, 2011. Given the relatively low entry barriers to operating Internet games, we expect more companies to enter the Internet games industry in the PRC and a wider range of Internet games to be introduced to the PRC market. Our principal competitors in the PRC include Perfect World Co. Ltd, Shanda Interactive Entertainment Limited, Netease.com, Inc., Changyou.com Limited, Giant Interactive Group Inc. and Tencent Holdings Limited. Our potential competitors include major Internet portal operators, other domestic and foreign game developers and publishers and alliances between our existing and new competitors. Many of our competitors have significantly greater financial and marketing resources and name recognition than we do. Some of our competitors or potential competitors, especially major foreign internet games developers, have greater game development resources than we do. In addition, many of our competitors have developed and operated games that have proven commercially successful for a longer period of time than our games and have a larger portfolio Internet games than we do.

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

We apply an item-based revenue model for all our Internet games, which is a relatively new revenue model, and which may have a negative impact on our financial condition and results of operations.

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

In addition, our revenue recognition policy for the item-based games relies on our estimates of the useful lives of various items associated with each of our item-based games. As we have adopted the item-based revenue model beginning in 2009, we have a limited operating history and data for our item-based games on which to base our revenue recognition policy for these games. With respect to permanent ownership items that we sell to players, we recognize revenues over the estimated useful lives of such items. We consider the average period that players typically play our games and other player-behavior patterns to calculate our best estimates for the useful lives of these permanent ownership items, which, in some cases, may be as long as the estimated useful life of the related game. Given the relatively short operating history of our item-based games, however, our estimate of the period that players typically play our games may not accurately reflect the actual useful lives of the items. We have been revising our estimates as we continue to gain operating data, and refining our estimation process and results accordingly. Any future revisions to estimates could adversely affect the time period during which we recognize revenues from these items. In particular, an increase in the estimated lives of these items would increase the period over which the revenues from the items are recognized. If we are required to make adjustments to our financial statements as a result of revisions to our estimates, it could materially and adversely affect market sentiments toward us, and the trading price of our ADSs could decline significantly.

We depend on a small number of Internet games for a significant portion of our Internet games revenues. As a result, any factors that could have an adverse impact on the development, marketing and distribution of these Internet games, or on our business relationships with the licensors of these Internet games, could material reduce our Internet games revenues, and have a material adverse effect on our business, financial condition, results of operations and prospects.

A substantial portion of our Internet games revenues is generated from purchases of in-game items by game players based on a small number of Internet games we offer. The revenues generated from these Internet games are responsible for a disproportionate amount of our Internet games revenues. In 2011, revenues generated by in-game items purchased by game players who play the World of Tanks game represented over 69% of our Internet games revenues. If the World Tank game players become dissatisfied with the World of Tanks game or with the in-game items, they may choose not to purchase additional in-game credits in the future.

Moreover, we depend on Internet games licensors whose games we have the rights to operate in the PRC or other markets to make quality in-game items, upgrades, enhancements, and localized updates and improvements to our licensed Internet games. For example, we entered into a cooperation arrangement with WarGaming.net LLP, the licensor of the World of Tanks game, under which WarGaming.net LLP is responsible for developing upgrades, enhancements and improvements to the World of Tanks game. In addition, WarGaming.net LLP is responsible for providing timely localized updates and enhancements to the game, as well as developing new in-game items that tracks the preferences and tastes of game players in the PRC. If WarGaming.net LLP ceased to cooperate with us, we would no longer be able to provide the World of Tanks game to game players in the PRC or generate the corresponding revenues from the game.

Due to the concentration of our Internet games revenue in a small number of Internet games and our dependence on licensors of certain Internet games to continue to develop new in-game items and to upgrade and enhance those games, any factors that could have an adverse impact on the development, marketing and distribution of these Internet games, or on our business relationships with the licensors of these Internet games, could material reduce our Internet games revenues, and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We have licensed six of our Internet games to operators outside the PRC. We plan to license our existing and new internally-developed games in additional countries and regions in the future. We would also need to license Internet games from other developers from time to time in order to diversify our Internet games revenues. Our ability to acquire and maintain licenses to popular Internet game from other Internet games developers, as well as our ability to license our internally-developed Internet games outside the PRC, depends on a number of factors, such as:

•	identifying and maintaining good relationships with (i) licensees who are knowledgeable about, and can effectively distribute and operate our Internet games in, international markets and (ii) licensors whom we rely on to provide our game players with upgrades, expansion packs, enhancements or improvements;

•	developing Internet games and expansion packs catered to markets outside the PRC;

•	renewing our license agreements with licensees upon their expiration;

•	changes in the terms, or termination, of or the failure to renew, the Internet games licenses with our licensors, which could be caused by, among others, contractual breach by us or our licensors, demand for new royalty payments by our licensors or refusal by our licensors to renew licenses;

•	maintaining the reputation of our company and our games, given that our Internet games are operated by licensees in international markets pursuant to their own standards;

•	maintaining the reputation and continued marketability of our licensed games if our licensors cannot provide our game players with satisfactory upgrades, expansion packs or enhancements;

•	protecting our intellectual property rights both inside and outside the PRC;

•	complying with the different commercial and legal requirements of the international markets in which we offer our games, or from which we license our games, such as Internet games import regulatory procedures, taxes and other restrictions and expenses;

•	fluctuations in currency exchange rates; and

•	interruptions in cross-border Internet connections or other system failures.

Moreover, certain countries in Europe are considering banning the distribution of Internet games with violent content. Korea, which is one of the largest Internet games markets in Asia, also requires Internet games companies to obtain a rating classification for Internet games and implement procedures to restrict the distribution of Internet games to minors. As a result of such measures, our international expansion may also be adversely affected by public opinion or government policies outside the PRC. If we are unable to maintain or acquire licenses to popular Internet games, or fail to manage risks associated with licensing our internally-developed games, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We could be liable for breaches of security of our website and third party online payment channels, which may have a material adverse effect on our reputation, business and prospects.

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

Undetected errors or flaws in our services or failure to maintain effective customer service could harm our reputation or decrease market acceptance of our games, which may materially and adversely affect our financial condition and results of operations.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the three-year period from December 31, 2008 until December 31, 2011, the closing prices of our ADSs ranged from US$2.44 to US$16.00 per ADS, and the closing price on April 13, 2012 was US$5.26 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, among others, the following:

•	China Mobile and other PRC telecommunications operators’ future policies and measures taken toward WVAS providers;

•	actual or anticipated fluctuations in our quarterly operating results;

•	conditions in the WVAS, mobile games, wireless Internet and Internet games markets;

•	changes in the economic performance or market valuations of other companies that are perceived to be comparable to us;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	changes in financial estimates by securities research analysts;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	intellectual property litigation;

•	general conditions in the global financial markets; and

•	general economic or political conditions in the PRC.

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

Although our management and an independent registered public accounting firm have concluded that our internal controls over our financial reporting were effective as of December 31, 2011, the end of the period covered by this annual report, we may fail to maintain effective internal controls over financial reporting in the future, in which case we and the independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. In addition, even if our management concludes at the end of future reporting periods that our internal controls are effective, the independent registered public accounting firm, or the relevant regulator, may disagree. If such independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed or operated, or if such independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could cause the market price of our ADSs to decline significantly. We also may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Moreover, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. As a result, even effective internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls over financial reporting, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business could be harmed, we could fail to meet our reporting obligations, and the market price of our ADSs could materially decrease.

Business growth and a rapidly changing operating environment may strain our limited resources.

We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our user base increases and as we diversify into other business segments, we will need to increase our investment in our technological infrastructure, facilities and other areas of operations. In particular, our product development, customer service and sales and marketing are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support may deteriorate and our business may suffer. Any deterioration in performance could prompt China Mobile or other PRC telecommunications operators to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:

•	develop and quickly introduce new services, adapt our existing services and maintain and improve the quality of all of our services, particularly as new mobile technologies are introduced;

•	effectively maintain our relationships with China Mobile and other PRC telecommunications operators;

•	enter into and maintain relationships with our business partners;

•	develop attractive mobile and Internet games that can generate recurring revenues;

•	continue training, motivating and retaining our existing employees, attract new employees and integrate new employees, including into our senior management;

•	expand the percentage of our revenues that are recurring and are derived from monthly subscription-based services;

•	develop and improve our operational, financial, accounting and other internal systems and controls; and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including the U.S. Federal securities laws, is complete and accurate.

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

We were classified as a passive foreign investment company, or PFIC, in 2011, which resulted in adverse United States Federal income tax consequences to U.S. holders of our ADSs and may continue to result in additional adverse United States Federal income tax consequences to such holders in 2012 and future taxable years.

We have substantial passive assets in the form of cash and cash equivalents, which caused us to be classified as a PFIC for U.S. Federal income tax purposes in 2011. We cannot assure you that we will not continue to be classified as a PFIC in 2012 or future taxable years. The determination of whether we would continue to be a PFIC would be principally based upon:

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

The exercise of the warrant issued to Nokia Growth Partners could result in substantial dilution to the holders of our ordinary shares and ADSs and may depress the market price of our ADSs.

In March 2009, we issued to Nokia Growth Partners II, L.P., or NGP, a convertible senior note due in 2014 with an aggregate principal amount of US$6,775,400, or the convertible senior note, and a warrant to purchase up to 80 million of our ordinary shares, exercisable within five years, or the warrant. In February 2011, we prepaid 70% of the aggregate principal amount of the convertible senior note, plus any accrued but unpaid interest. Subsequently, on March 1, 2012, NGP fully converted the convertible senior note into 22.8 million of our ordinary shares, which is equivalent to 570,000 of our ADSs. The issuance of additional ordinary shares under the warrant may result in substantial further dilution to the holders of our ordinary shares and ADSs, and the market price of our ADSs could decline significantly. The sale of the ordinary shares issued as a result of the exercise by NGP of the convertible senior note or upon the exercise of the warrant, or the perception that such events may occur, could also materially and adversely affect the market price of our ADSs. Furthermore, we may issue additional securities in the future that may have a dilutive effect to the holders of our ordinary shares and ADSs.

We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.

We believe the copyrights, service marks, trademarks, trade secrets and other intellectual property we use are important to our business, and any unauthorized use of such intellectual property by third parties may harm our business and reputation. We rely on the intellectual property laws and contractual arrangements with our employees, clients, business partners and others to protect such intellectual property rights. Third parties may be able to obtain and use such intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in the WVAS, mobile games, and Internet games industries in the PRC is uncertain and still evolving, and these laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions, such as the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

Due to the manner in which we obtain, collect, produce and aggregate content and applications for our WVAS, mobile games, wireless Internet sites and Internet games, and because our services may be used for the distribution of information, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations. In addition, third parties could assert claims against us for losses in reliance on information distributed by us. When we license third party content or other intellectual properties, we rely on the licensor’s representations and warranties of its rights or titles to the content or intellectual properties. Although we perform reasonable due diligence, we cannot guarantee that such a licensor actually has the legal rights or titles to the content or intellectual properties that we distribute or use. We cannot assure you that third parties will not assert claims against us or challenge the validity of our license agreements. If we are found to have infringed any intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. We may also incur significant costs in investigating and defending the claims even if they do not result in liability.

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

We may fail to realize the anticipated benefits of our acquisitions, and such acquisitions may also expose us to uncertainties and risks, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

One of our growth strategies is to continue expanding our businesses and game development capabilities and resources through, among others, acquisitions. We believe that growing our businesses and game development capabilities and resources both organically and through selective acquisitions will enable us to expand our Internet and mobile games businesses more quickly and efficiently. However, we may fail to realize the anticipated benefits of our acquisitions, and such acquisitions may also expose us to uncertainties and risks. In particular, acquisitions may not meet our expectations and the realization of the anticipated benefits may be delayed or reduced as a result of numerous factors, some of which are outside of our control. These factors include, among other things:

•	unforeseen contingent risks or latent liabilities relating to acquisitions that may only become apparent in the future;

•	difficulties in managing a much larger business;

•	loss of key personnel; and

•	increases in competitions in the PRC Internet and mobile games industries, which, among other things, may require us to increase our development and/or marketing efforts.

Furthermore, acquisitions may also expose us to uncertainties and risks, including uncertainties and risks associated with:

•	the management and development of acquired businesses;

•	the integration of acquired businesses with our existing businesses and game development resources and infrastructures;

•	the integration of our accounting policies and procedures with those of acquired businesses;

•	unforeseen or potential liabilities and exposures relating to acquired businesses and their past financial results;

•	the diversion of financial or other resources from our existing businesses; and

•	potential loss of, or harm to, relationships with employees or customers.

For example, our acquisition of Dacheng was an important transaction that allowed us to diversify our revenue sources, lessen our dependence on telecommunications operators, benefit from increased economies of scale, improve our overall competitiveness and lay the foundation for sustainable long-term growth. However, the scale, scope and nature of the integration efforts required in connection with the Dacheng acquisition presented significant challenges to our then-existing businesses and management personnel. Accordingly, given the many challenges and uncertainties relating to acquisitions, we cannot assure you that we will be able to successfully integrate acquired businesses, or that any acquisition will contribute significantly to our future revenues or our growth and expansion, or at all, or that any acquisition will not result in losses for us for a prolonged period of time, the occurrence of any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In addition, we are required under U.S. GAAP to review our intangible assets with definite life for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill and intangible assets with indefinite life are required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets may not be recoverable include a decline in stock price and market capitalization and slower growth rates in our industry. We may be required to record a charge to earnings in our financial statements during the period in which any impairment of our goodwill or intangible assets is determined. For example, in the third quarter of 2011, we recorded a provision of US$20.26 million for impairment of intangible assets and goodwill associated with the WVAS unit. As of December 31, 2011, our carrying value of goodwill and intangible assets arising from acquisitions was approximately US$75 million.

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

We and our subsidiaries, KongZhong Information Technologies (Beijing) Co., Ltd., or KongZhong Beijing, KongZhong China Co., Ltd., or KongZhong China, and Simlife (Beijing) Science Co., Ltd., or Simlife Beijing, are considered foreign persons or foreign-invested enterprises under applicable PRC law. As a result, we operate our WVAS, mobile games, wireless Internet sites and Internet games in the PRC through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, each of which is owned by PRC citizens. We do not own any equity interest in these operating companies, which are considered to be our consolidated variable interest entities for U.S. GAAP purposes, but are able to enjoy the economic benefits through contractual arrangements entered into between us and these operating companies, including contractual arrangements relating to the provision of loans, provision of services and certain corporate governance and shareholder rights matters. These operating companies conduct substantially all of our operations and generate substantially all of our revenues, and also hold the licenses and approvals that are essential to our business. For a detailed description of these contractual arrangements, see “Item 7 — Related Party Transactions — Contractual Arrangements Relating to our Operating Companies.”

As the applicable PRC laws, rules and regulations governing the Internet games sector are evolving and subject to differing interpretations, there are substantial uncertainties regarding the validity and enforceability of the contractual arrangements between us and our consolidated variable interest entities. We have been advised by our PRC legal counsel, King & Wood Mallesons, that each of the contractual arrangements with our consolidated variable interest entities constitutes a valid and legally binding obligation under applicable PRC law. In addition, King & Wood Mallesons is of the opinion that, with respect to Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, no consent, approval or license, other than those already obtained, is required under any existing PRC laws, rules and regulations for the effectiveness and enforceability of the ownership structures, contractual arrangements, businesses and operations of these companies. We cannot assure you, however, that the relevant PRC regulatory authorities will not ultimately determine that these contractual arrangements are non-compliant with applicable PRC laws, rules and regulations.

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

Perfection of the pledges in our equity pledge agreements with our consolidated variable interest entities and their shareholders may not be effective due to failure to register these equity pledge agreements.

Under our equity pledge agreements with our consolidated variable interest entities and their shareholders, these shareholders have agreed to pledge all of their respective equity interests in the consolidated variable interest entities to us. The purpose of such pledges is to secure the performance of our consolidated variable interest entities’ obligations under the various contractual arrangements, including the business operation agreements and technology development agreements. Under applicable PRC laws, pledges under equity pledge agreements are created by recording the pledges on our consolidated variable interest entities’ registers of shareholders and registering the pledges with the relevant local SAIC. If we fail to properly register with the SAIC any of our equity pledge agreements or future pledges of equity interests by shareholders of our consolidated variable interest entities or if our consolidated variable interest entities or their shareholders breach their obligations under the agreements with us, we may not be able to successfully enforce these pledges, which could significantly disrupt our business operations and have a material adverse effect on our business, financial condition, results of operations and prospects.

The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, which may substantially disrupt our business.

The registered shareholders of our consolidated variable interest entities are our directors, officers or employees and their relatives. Conflicts of interest may arise between these shareholders’ duties to us and our consolidated variable interest entities. If such conflicts arise, these shareholders may not act in our best interests and such conflicts of interest may not be resolved in our favor. In addition, these shareholders may breach or cause our consolidated variable interest entities to breach or refuse to renew their existing contractual arrangements that allow us to exercise effective control over them and to receive economic benefits from them. The laws of the Cayman Islands provide that directors of a company owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If certain shareholders of our consolidated variable interest entities do not comply with their fiduciary duties to us as our designated directors, or if we cannot resolve any conflicts of interest or disputes between us and any current or future registered shareholders of our consolidated variable interest entities, we would have to rely on legal proceedings to remedy the situation, the outcome of which is uncertain and which may result in substantial disruptions to our business.

The dividends and other distributions on equity we may receive from our subsidiaries are subject to restrictions under PRC law or agreements that our subsidiaries may enter into with third parties.

We are a holding company and rely largely on dividends and other distributions paid by our subsidiaries for cash, financing and other requirements. Our wholly-owned subsidiaries, KongZhong Beijing, KongZhong China and Simlife Beijing, have entered into contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng through which we conduct business and receive revenues in the form of service fees. We rely on dividends and other distributions on equity paid by KongZhong Beijing, KongZhong China and Simlife Beijing, as well as service fees from Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, for our cash requirements in excess of any cash raised from investors and retained by us. If any of KongZhong Beijing, KongZhong China or Simlife Beijing incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Leilei Wang, our Chief Executive Officer and the Chairman of our Board of Directors, and Nick Yang, the former Vice Chairman of our Board of Directors, own 22.3% and 7.9% of our outstanding ordinary shares, respectively. Accordingly these shareholders acting together will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the holders of our ordinary shares and ADSs for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of Directors and other significant corporate actions. They will also have significant influence in preventing or causing a change in control. In addition, without the consent of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. The interests of these shareholders may differ from the interests of the other holders of our ordinary shares or ADSs.

Our contractual arrangements with our consolidated variable interest entities and their respective shareholders may require us to pay additional taxes.

Arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that our contractual arrangements between us and our consolidated variable interest entities are not arm’s length transactions. If this were to occur, the tax authorities could adjust our subsidiaries’ and our consolidated variable interest entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, for PRC tax purposes, increase the tax liabilities of our subsidiaries and our consolidated variable interest entities. If our subsidiaries and our consolidated variable interest entities’ tax liabilities increase or if our subsidiaries and our consolidated variable interest entities are found to be subject to late payment fees or other penalties, our financial condition and results of operations could be materially and adversely affected.

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

Each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, BJXR and Beijing Chengxitong has obtained a telecommunications and information services operating license for their Internet content businesses from the Beijing Telecommunications Administration Bureau. In addition, each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, BJXR, Beijing Chengxitong, Zhulang, Mailifang, Xinreli and Dacheng has obtained a value-added telecommunications license from the MIIT in order to provide services in multiple provinces, autonomous regions and municipalities. Each of Beijing AirInbox, Dacheng and Xinreli has an Internet culture business operations license for our Internet games business. If any of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, BJXR, Beijing Chengxitong, Zhulang, Mailifang, Xinreli, or Dacheng fails to obtain or maintain any required licenses or permits, it may be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of its operations. Any of these measures could materially disrupt our business and materially and adversely affect our financial condition and results of operations.

The PRC government has promulgated a series of rules, regulations and policies that may have negative impact on the Internet games industry, and we cannot assure you that the PRC government will not promulgate similar rules, regulations or policies in the future.

The PRC government has adopted a series of rules, regulations and policies to monitor and control the Internet games industry in response to, among other things, perceived addiction to Internet games and its perceived negative social effects, particularly for minors. For example, PRC governmental authorities issued a notice in April 2007 requiring all PRC Internet games operators to adopt an “anti-fatigue system” in an effort to curb addiction to Internet games by minors, under which game operators are required to reduce the value of game benefits for minor game players as their continuous playing time reaches certain thresholds. Internet game players in the PRC are also required to register their identity numbers before they can play. In addition, PRC governmental agencies have issued a series of rules and regulations limiting the use of virtual currencies in Internet games, which may result in higher costs for the operation of our Internet games and lowers sales of virtual items in our Internet games.

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

The WVAS, mobile games, wireless Internet telecommunications and Internet games industries are characterized by rapid advances in technology, industry standards and customer demands. In particular, new technologies, industry standards or market demands may render our existing products, services or technologies less competitive or even obsolete. Moreover, telecommunications operators in the PRC are currently in the process of expanding 3G telecommunications services, while a number of different types of more advanced smart phone platforms have already entered the PRC market and are increasingly popular. Responding and adapting to the growing 3G telecommunications market and other technological developments and standard changes in our industry may require substantial time, effort and capital investment. In addition, updating and developing our proprietary game engines and game development platforms may also require significant expenditures in research and development. If we are unable to respond successfully to technology, industry and market developments, these developments may materially and adversely affect our business, financial condition and results of operations as well as our competitiveness.

Risks Relating to the PRC

Substantially all of our assets are located in the PRC and substantially all of our revenues are derived from our operations in the PRC. Accordingly, our financial condition and results of operations are subject, to a significant extent, to the economic, political and legal developments in the PRC.

Substantially all of our assets and end customers are located in China. Accordingly, our business, financial condition, results of operations and prospects are, to a significant degree, subject to the economic, political and social conditions in China. Although the PRC has been one of the world’s fastest-growing economies in terms of GDP since 1978, we cannot assure you that such growth will be sustained in the future. Moreover, any negative development in the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in the PRC.

In addition, the PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. However, we cannot assure you that the PRC economy will sustain this rate of growth in the future.

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

Those of our Directors and senior officers who are holders of our ordinary shares or ADSs and PRC residents have informed us that they have made the necessary applications and filings, as required under this regulation However, there is uncertainty concerning the reconciliation of this regulation with other approval requirements, it is unclear how the regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended, implemented or enforced by the relevant government authorities. The failure or inability of any PRC resident holder of our ordinary shares or ADSs to obtain any required approvals or make any required registrations may subject us to fines and other legal sanctions, and prevent us from being able to make distributions or pay dividends.

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with the PRC regulations relating to employee share options granted by overseas listed companies to PRC citizens.

In February 2012, SAFE promulgated the Notice Relating to Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or SAFE Notice 7, replacing the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company promulgated in March 2007, or SAFE Notice 78. Under SAFE Notice 7, PRC individuals and foreign citizens who have been a resident of the PRC for one year or more, or, collectively, Domestic Individuals, participating in a stock incentive plan of an overseas-listed company, are required, through a PRC domestic agent or PRC subsidiary of the overseas-listed company, to register with SAFE and complete certain other procedures. As we are an overseas-listed company, we and those employees deemed to be Domestic Individuals and who have been granted share options and/or restricted share units under our equity incentive plans are subject to the SAFE Notice 7. We and those employees subject to SAFE Notice 7 intend to make such application and complete all the requisite procedures. We have already registered, and have registered on behalf of those employees subject to SAFE Notice 7, with the relevant local SAFE branches our employee stock incentive plans in 2009, pursuant to regulations promulgated under SAFE Notice 78. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of SAFE Notice 7, and we cannot assure you that our registration under SAFE Notice 78 would be sufficient for compliance with SAFE Notice 7. If SAFE or other PRC governmental authorities determine that we or those of our employees subject to SAFE Notice 7 have failed to comply with the provisions of the SAFE Notice 7, we or they may be subject to fines and legal sanctions, which could have a material adverse effect on the implementation of our equity incentive plans and our ability to attract and retain qualified personnel, as well as our business and prospects. See “Item 4 — Information on the Company — Regulation — Regulation of Share Options and Restricted Share Units.”

Fluctuation of the Renminbi could adversely affect the value of and dividends payable on our ADSs.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the PRC government’s new policy, the Renminbi is permitted to fluctuate within a managed band against a basket of certain foreign currencies. Although daily fluctuations of the Renminbi against the basket of currencies are currently limited to 1.0% per day, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. On June 20, 2010, the People’s Bank of China, or the PBOC, announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate, and on April 14, 2012, the PBOC announced that, effective as of April 16, 2012, the Renminbi is permitted to fluctuate with a band of 1.0% per day, doubling the previous announced fluctuation limit of 0.5% per day. Therefore, we cannot assure you that the Renminbi will not be permitted to enter into a free float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. As we receive substantially all of our revenues in Renminbi and a majority of our cash and cash equivalents are denominated in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms and the value of dividends, if any, payable on our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. As of December 31, 2011, we had cash and cash equivalents in the amount of US$129.5 million. A 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$1.2 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$1.2 million in our total amount of cash and cash equivalents. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

The discontinuation of any of the preferential tax treatments available to us in the PRC or the rejection of our application for preferential tax treatments could adversely affect our business, operating results and financial condition.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. It imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. However, under the New EIT Law, “high-and-new technology enterprises strongly supported by the State,” or HNTE, are entitled to a preferential tax rate of 15%. In 2008 and 2011, KongZhong Beijing, Beijing AirInbox, BJXR and Tianjin Mammoth were granted the HNTE status by the PRC tax authority under the New EIT Law. In 2009, KongZhong China, Beijing Chengxitong and Beijing WINT were granted the HNTE status by the PRC tax authority under the New EIT Law. However, we cannot assure you that the PRC tax authorities will not revoke the HNTE status of such companies or that we will be able to renew the HNTE status for these companies in the future. The loss of preferential tax treatments by our subsidiaries and/or operating entities could materially reduce our net income and cash flows.

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

We are a Cayman Islands holding company, and substantially all of our income may come from dividends we receive from our subsidiaries located in the PRC. As a result, dividends we receive from our PRC subsidiaries may be subject to withholding tax under the New EIT Law. See “Item 3 — Key Information — Risk Factors — Risks Relating to the PRC — We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiary may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.” If we are recognized as a qualified PRC resident enterprise, the dividends we receive from our subsidiaries in the PRC will not be subject to any withholding tax. However, our dividends payable to our non-PRC shareholders and ADS holders would be subject to withholding tax under the New EIT Law.

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

Our PRC legal counsel, King & Wood Mallesons, has advised us that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries. As a result, recognition and enforcement in the PRC of judgments of a court obtained in those jurisdictions may be difficult or impossible.

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

History and Development of the Company

We were incorporated on May 6, 2002 under the laws of the Cayman Islands as Communication Over The Air Inc., an exempted limited liability company. In March 2004, we changed our name to KongZhong Corporation. We are headquartered in Beijing, the PRC, and provide WVAS, mobile games and wireless Internet sites to mobile phone users throughout the PRC. Since our acquisition of Dacheng in January 2010, we have also offered Internet games to Internet users throughout the PRC. See “— Investments and Acquisitions.” In January 2007, we established a wholly-owned subsidiary, Monkey King Search Corporation, or Monkey King, under the laws of the Cayman Islands in an effort to develop our wireless search business. Monkey King in turn established its own wholly-owned subsidiary, Wukong Shentong, under the laws of the PRC. After developing our wireless search business through Monkey King and Wukong Shentong for a period of time, in September 2008, we decided to terminate our project of developing wireless search business and liquidate Monkey King and Wukong Shentong, which did not have significant business activities at the time. We completed the liquidation of Wukong Shentong in July 2010. As part of the winding-up of the businesses of Monkey King and Wukong Shentong, we sold certain assets of these companies to Nick Yang, the former Vice Chairman of our Board of Directors. See “Item 7 — Major Shareholders and Related Party Transactions - Related Party Transactions.” In July 2008, we liquidated Beijing Shuziyuansu Advertising Co., Ltd., a company formerly owned by two of our operating companies, Beijing Boya Wuji and Beijing WINT, because it had not had any operating activity since its incorporation in September 2005. In July 2008, BJXR, one of our operating companies, established its own subsidiary, Beijing Shiyuan Leya, which operates certain types of our WVAS business. We completed the liquidation of Anjian Xingye Technology (Beijing) Co., Ltd., or Anjian Xingye, our wholly foreign owned enterprise in the PRC, in May 2010.

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

In March 2009, we issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of US$6,775,400, convertible into our ordinary shares. NGP also received a warrant to purchase up to 80 million of our ordinary shares at US$0.125 per ordinary share, exercisable within five years. The issuance of the convertible senior note and warrant was completed in March 2009. In February 2011, we prepaid 70% of the aggregate principal amount, plus any accrued but unpaid interest thereof, of the convertible senior note for US$9.31 million in cash. Subsequently, on March 1, 2012, NGP fully converted the convertible senior note into 22.8 million of our ordinary shares, which is equivalent to 570,000 of our ADSs, at a conversion price of US$0.08915 per ordinary share (equivalent to US$3.6 per ADS), representing approximately 1.0% of our total shares outstanding as of March 31, 2012.

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

In October 2009, we acquired 100% of Zhulang, and Success Blueprint Limited, or Success Blueprint, an affiliate of Zhulang for an aggregate price of US$2.34 million in cash and 1,000,000 ordinary shares (equivalent to 25,000 ADSs). Zhulang is engaged in the management, aggregation and distribution of user-generated and professionally written Chinese novels. Success Blueprint is engaged in the overseas management of overseas of copyright of certain Chinese novels.

On December 15, 2009, we entered into a definitive share purchase agreement to acquire Dacheng. We agreed to pay up to US$80 million, in a mix of cash and our ordinary shares, to Dacheng’s shareholders, based on Dacheng’s 2010 net profit after tax as calculated under U.S. GAAP. Dacheng agreed to engage in a reorganization whereby an offshore holding company would be established, and Dacheng would enter into certain contractual arrangements with such holding company and/or its subsidiary that would allow the holding company to enjoy, among other things, the economic benefits of Dacheng’s operations. On January 13, 2010, we amended the original share purchase agreement to permit one of our subsidiaries to enter into a series of contractual arrangements with Dacheng that allowed us to consolidate Dacheng’s financial results. Subsequently, the reorganization was completed and we acquired the holding company. In March 2011, we completed the last payment due to Dacheng’s shareholders under the share purchase agreement. The total consideration paid for the acquisition of Dacheng was US$68.0 million, including US$24.2 million in cash and 166,292,783 million of our ordinary shares. Dacheng is a leading developer of 3D massively multiplayer online role-playing games, or MMORPGs. For a further description of this transaction, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

On February 23, 2010, we entered into a purchase agreement to acquire 100% of Shenzhen Zhidaxuntong Technology Co., Ltd., or Shenzhen Zhida, for a consideration of RMB8 million (approximately US$1.2 million) in cash. Shenzhen Zhida is a technology developer for mobile device software platforms.

On February 15 and 10, 2012, respectively, we entered into definitive agreements to acquire 100% of the equity interest in Noumena Innovations (BVI) Ltd., or Noumena, and certain assets from a related party of Noumena for a total consideration of US$15 million in cash and 40 million of our ordinary shares. Noumena is a developer of cross-platform smartphone mobile game engines. The Handymo game engine, which Noumena developed, enables proprietary JavaScript-based development environment and supports all major smartphone mobile game platforms, including iOS and Android, among other platforms. We completed the acquisition in March 2012.

Our Corporate Structure

The chart below sets forth our corporate and share ownership structure as of March 31, 2012.

(1)	We do not have any ownership interest in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng. Our wholly-owned subsidiaries have entered into a series of contractual arrangements with these companies and/or their respective shareholders.

The applicable PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include WVAS, or operate Internet games. See also “— Regulation.” To comply with PRC regulations, we conduct substantially all of our wireless value-added, mobile games and Internet games operations and generate substantially all of our revenues through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, which are wholly-owned by PRC citizens, and their subsidiaries.

Beijing AirInbox is 45% owned by Linguang Wu, one of our former employees; 10% owned by Guijun Wang, one of our former employees; 42% owned by Songlin Yang, uncle of Nick Yang, the former Vice Chairman of our Board of Directors; and 3% owned by Zhen Huang, wife of Nick Yang. Beijing Chengxitong is 90% owned by Yang Li and 10% owned by Xuelei Wu, both of whom are our former employees. Beijing WINT is 40% owned by Yang Yang, one of our employees, 30% owned by Jingye Sun and 30% owned by Li Ai, both of whom are our former employees. BJXR is 51% owned by Guijun Wang and 49% owned by Yang Li, both of whom are our former employees. Dacheng is 40.8% owned by Zhen Yang and 59.2% by Leilei Wang, both of whom are our employees. Zhulang is 100% owned by Beijing Chengxitong. Beijing Boya Wuji is 100% owned by Beijing AirInbox. Tianjin Mammoth is 95% owned by Beijing AirInbox and 5% owned by Beijing WINT. Shenzhen Zhida is 100% owned by Beijing WINT. Beijing Shiyuan Leya is 100% owned by BJXR. Xinreli is 80% owned by Tao Jia, one of our employees, and 20% owned by Junhong Chen, one of our former employees. Mailifang is 90% owned by Xu Guo and 10% owned by Yang Yang, both of whom are our employees.

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

Each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang and their respective shareholders also has entered into an exclusive share option agreement with KongZhong Beijing. Pursuant to these agreements, each of the shareholders of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang has granted an exclusive option to KongZhong Beijing or our designees to purchase all or part of such shareholder’s equity interest in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR or Mailifang, as the case may be, in accordance with PRC laws, and has agreed not to encumber such equity interest in any manner other than as permitted by KongZhong Beijing.

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

Xinreli and its shareholders have entered into an option agreement with Simlife Beijing. Pursuant to this agreement, each of the shareholders granted Simlife Beijing an option to purchase all their respective interests in Xinreli for the lowest price permitted by applicable PRC law by Simlife Beijing or its designated third party. Simlife Beijing has also entered into a business operation agreement with Xinreli and its shareholders. Pursuant to this agreement, Xinreli and its shareholders will elect designees of Simlife Beijing as the executive directors of Xinreli, and will appoint designees of Simlife Beijing as the general manager, chief financial officer and other senior officers of Xinreli. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of Simlife Beijing full power and authority to exercise all of the respective shareholders’ rights in Xinreli. Pursuant to these powers of attorney, those designated individuals have full power and authority to exercise all of such shareholders’ rights with respect to their equity interests in Xinreli. In addition, Simlife Beijing has entered into an exclusive technical and consulting services agreement with Xinreli. Pursuant to this agreement, Simlife Beijing will provide certain technical and consulting services to Xinreli on an exclusive basis. Each of the shareholders of Xinreli has also entered into an equity pledge agreement with Simlife Beijing, pursuant to which these shareholders pledged their respective interests in Xinreli to guarantee the normal collection of technical service fees by Simlife Beijing under the exclusive technical and consulting services agreement and to ensure the performance of obligations under the business operation agreement and option agreement.

In the opinion of our PRC legal counsel, King & Wood Mallesons, each of the agreements constitutes a valid and legally binding obligation of each party to such contractual agreements under PRC laws. In addition, King & Wood Mallesons, is of the opinion that, with respect to Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, no consent, approval or license, other than those already obtained, is required under any existing PRC laws, rules and regulations for the effectiveness and enforceability of the ownership structures, contractual arrangements, businesses and operations of these companies. However, there are substantial uncertainties regarding the interpretation and implementation of current PRC laws, rules and regulations. See “— Regulation” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the value-added telecommunications industry, we could be subject to severe penalties,” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.” As discussed in those risk factors, certain events may cause us to lose the benefits and control intended to be created by these arrangements.

Capital Expenditures and Divestitures

See “Item 5 — Operating and Financial Review and Prospects — Capital Expenditures” for information concerning our principal capital expenditures since our inception and those planned for 2012. We have not undertaken any significant divestitures and do not have any significant divestitures currently in progress.

Business Overview

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature-phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market.

Our WVAS Business

We provide interactive entertainment, media and other interactive services to mobile phone users in China through various second generation standard, or 2G, technology platforms, including SMS, IVR and CRBT, and through various “second and a half” generation standard, or 2.5G, technology and operating platforms, including WAP and MMS, which offer higher quality graphics, richer content and more interactivity than 2G wireless services. Our WVAS are tailored to the technical or other requirements of our telecommunications operator partners, through whom we deliver most of our WVAS, and to various billing systems for WVAS. Our WVAS are also delivered and marketed through various media partners, including handset manufacturers, television stations, radio stations, print media and Internet sites. Our WVAS revenues accounted for 79.2%, 55.7% and 50.2% of our total revenues in 2009, 2010 and 2011, respectively.

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

We provide our services mainly pursuant to our cooperation arrangements with the telecommunications operators and their provincial subsidiaries, the terms of which are generally for one year or less. We do not directly bill our users, and depend on the billing systems and records of the telecommunications operators to bill and collect all fees. We generally do not have the ability to independently verify the accuracy of the billing systems of the telecommunications operators. As the telecommunications operators do not provide us with a detailed revenue breakdown on a service-by-service basis, we depend on our internal data management system to monitor revenues derived from each of our services. We make our business decisions based on our internal data, taking into account our historical experience in reconciling our internal data to our actual results of operations and other factors, including strategic considerations. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business - Our dependence on the substance and timing of the billing systems of the telecommunications operators and their subsidiaries may require us to estimate portions of our reported revenues and cost of revenues for WVAS and mobile games. As a result, subsequent adjustments may have to be made to our financial statements.”

Our WVAS business also includes what had previously been our WIS business, which consists of the operation of a variety of mobile Internet sites, such as: (i) Kong.net, our integrated mobile portal; (ii) ct.cn, our mobile Chinese literature site; and (iii) ko.cn, our internally-developed mobile games community site. These sites had previously been operated as a separate business segment, but we consolidated the majority of the WIS business segment, including our operation of Kong.net and ct.cn, into our WVAS business segment in 2010 to reflect certain changes in our WIS business, further streamline our WIS operations and take advantage of the synergies between our operation of Kong.net and ct.cn and our WVAS business. We expected a key factor in the future revenue growth for our WIS business to be our partnership with China Mobile’s mobile literature and WAP platforms. The future growth of our WIS business, particularly our operation of Kong.net and ct.cn, was expected to be more dependent on our WVAS business and the partnership with China Mobile. Due to this anticipated synergy between our WVAS and WIS businesses, we believed it was more appropriate to combine our WIS business into our overall WVAS business.

Our Mobile Games Business

We are a leading developer and publisher of mobile games for mobile phone users in the PRC. Our internal development team develops mobile games based primarily on the Java™ technology, but more recently we have broadened our development of mobile games to include smartphone mobile operation systems, such as iOS and Android. The mobile games we develop include action, role-playing and leisure games.

We established a dedicated mobile games product development team, and acquired Tianjin Mammoth, a mobile games developer, in 2005. In 2009, we acquired Simlife, a leading mobile games developer in the PRC. In 2012, we acquired Noumena, a developer of cross-platform smartphone mobile game engines. For a detailed description of the acquisitions, see “—Investments and Acquisitions.” We believe the integration of the Noumena team into our existing mobile game development team will enable us to create new smartphone mobile games that can take advantage of the Handymo game engine technologies developed by Noumena. We believe these new smartphone mobile games will enable us to leverage our existing mobile game distribution channels in China and capture market share in the nascent PRC smartphone mobile games market.

Our Internet Games Business

In January 2010, we acquired Dacheng and with it our business unit, Internet games. We launched our self-developed 3D MMORPGs, Loong, EMoFaZe, XiaKeXing and ShengMoZhiXue from December 2009 to October 2010.

In 2010, we licensed the World of Tanks game from WarGaming.net LLP. World of Tanks is a “freemium” 3D team-based massive multiplayer online game, featuring historic fighting vehicles from the 1930s to the 1950s. Since its launch, the World of Tanks game has become one of the most popular games we offer. As of December 31, 2011, the World of Tanks game had been downloaded over 4.7 million times, with over 5 million registered users. As a result of the successful launching of the game, revenues generated from in-game items purchased by game players who play the World of Tanks game represented over 69% of our Internet games revenues in 2011.

In addition to licensed games, we also develop Internet games internally based mainly on our proprietary technologies, which include our proprietary game engine (Dazzler 3D), game development platforms and online game billing system, all developed by our internal team. In particular, our Dazzler 3D game engine enables us to create high-quality 3D graphics and visual effects, and provides the technical foundation for creating innovative features in our games. Furthermore, our game development platforms give us the capacity to develop Internet games within approximately six to 24 months and to update our Internet games frequently in response to players’ preferences. Based on these platforms, we made publicly available our newest self-developed game, Kung Fu Hero, a Chinese martial arts-themed 3D MMORPG, in March 2012 for open beta testing.

We use an item-based revenue model for our games, whether internally developed or licensed, under which players can play our games on the Internet free of charge, but have to pay for purchases of in-game virtual items, such as in-game currencies, performance-enhancing clothing, weapons, accessories and pets. We distribute our electronic prepaid game cards and game points, which can be used to purchase in-game virtual items, to players through multiple payment channels. Although we expect a substantial portion of our Internet games revenues to be generated in the PRC, we have licensed our games to leading game operators outside the PRC and plan to license them in additional countries and regions.

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

Telecommunications Operators

China Mobile is the world’s largest mobile telecommunications network operator in terms of subscribers, with more than 639 million subscribers as of December 31, 2011, according to China Mobile’s website. Our working relationship with China Mobile is critical to the operation and continued development of our WVAS and mobile games businesses. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business —We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.” We provide WVAS in 31 Chinese provinces or provincial-level municipalities pursuant to cooperation agreements with China Mobile and its provincial subsidiaries. Generally, these agreements have terms of one year or shorter, but may be renewed automatically unless either party objects. We were one of the first wireless service providers to work with China Mobile to develop and offer WAP, MMS and Java™ services. In 2010, we partnered with China Mobile’s Jiangsu subsidiary on a new subscription-based mobile game download service launched by China Mobile to offer a portfolio of our mobiles games to users for a fixed monthly fee. We continue to jointly develop and promote WVAS and mobile games businesses with China Mobile and its provincial subsidiaries, which is generally more cost-effective and far-reaching than if we were to promote these services through traditional advertising. In addition to our cooperation agreements with China Mobile and its provincial subsidiaries, we have entered into cooperation agreements with China Unicom, China Netcom and China Telecom.

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

The following table sets forth the principal fees that we charged our customers for our WVAS and mobile games related services and the service and transmission fees that we paid to the telecommunications operators as of December 31, 2011.

	Fees we charged customers		Fees we paid telecommunication operators
	Transaction fee per unit (1)	Monthly subscription fee	Service fees	Transmission fee (2)
(in RMB, except percentages)
WAP	1.00-2.00	5.00-8.00	15%-50%	N/A
MMS	2.00-3.00	8.00-30.00	15%	0.15-0.20
Mobile Games	1.00-15.00	5.00-15.00	15%-50%	N/A
SMS	1.00-3.00	5.00-15.00	15%-50%	0.02-0.08
IVR	1.00-3.00	5.00-15.00	20%-60%	N/A
CRBT	0.50-3.00	1.00-5.00	15%-50%	N/A
E-Book	0.04-5.00	3.00-5.00	40%	N/A

(1)	Transaction fees are per download for WAP, MMS, mobile games, SMS, CRBT and e-book services and per minute for IVR services.

(2)	A transmission fee is assessed for each message we send in excess of the number of messages we receive. The amount of the transmission fees for each month depends on the volume of messages sent in that month. No transmission fees are assessed for WAP, mobile games, IVR or CRBT services.

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

Material Contracts with Telecommunications Operators for WVAS and Mobile Games

The term of our contracts with the telecommunications operators is generally for one year or less. When these contracts expire, we generally execute an extension or enter into new contracts. On occasion, the extension or the execution of new contracts may be delayed by several months. Based on our experience, in the event that a contract expires and is not promptly renewed, the telecommunications operator typically continues to honor the terms of the expired contract until an extension or a new contract is signed. We cannot assure you that any telecommunications operator will in fact continue to honor the terms of an expired contract. The specific termination and other material provisions of our more significant contracts with the telecommunications operators are set forth below.

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

Beijing AirInbox and Beijing WINT have each entered into a cooperation agreement with China Mobile’s Jiangsu subsidiary to provide mobile games on China Mobile’s nationwide network. Pursuant to this agreement, Beijing AirInbox and Beijing WINT will each pay China Mobile service fees ranging from 15% to 70%, depending on the type of mobile games that are provided and the channel through which the mobile games are distributed. For example, Beijing AirInbox and Beijing WINT will each pay China Mobile a service fee of 30% of the revenues generated from providing online mobile games to customers.

Mobile Handset Manufacturers

We have established distribution arrangements with mobile handset manufacturers, including Nokia, Samsung, Lenovo, Huaweitianchuang and other major international and domestic handset manufacturers. Pursuant to these distribution arrangements, we pre-load into the menu of certain mobile handsets our mobile games, WAP icons and MMS, SMS and IVR short codes, which enable customers to access our WVAS quickly and easily. We pay the mobile handset manufacturers 35% to 70% of the net revenues that we receive from the telecommunications operators, generally after deducting the telecommunications operators’ service fees, with respect to our mobile games and WVAS that are accessed by means of the pre-loaded icons and short codes. The terms of these agreements are generally for one year, and pertain to specific mobile handset models. In addition, we leverage our relationships with the mobile handset manufacturers to enter into joint marketing programs.

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

Content Providers for Our WVAS and Mobile Games

We have entered into licensing agreements with content providers, whereby we contract to use their content for a fixed licensing fee or for a certain percentage, generally from 10% to 80%, of the net revenues we receive from telecommunications operators with respect to products and services that contain the licensed content, generally after deducting the fees paid to our distribution partners. These arrangements are typically for one or two years and are not exclusive, except for the content specifically produced for us by our freelance writers and certain content from our third party content providers. We currently license news content from www.qianlong.com and Beijing News Media Corporation, among others, and license music content from Korean CJ-Mnet Media and LeiMan CD. We use the music that we license in our CRBT, song dedication, song listening, mobile karaoke, true ringtone and music video streaming and download services. In addition, we have entered into licensing agreements with Gameloft, KONAMI and China Entertainment Television Broadcast., Limited to provide their games to mobile phone users in the PRC.

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

In addition to developing a range of innovative WVAS and mobile games, we also have developed a variety of programming tools that allow us to enhance customers’ enjoyment of our services. For instance, in response to the current lack of a standard operating system among mobile phones produced by different manufacturers in the PRC, which may result in inconsistent experiences for customers accessing our services through different handset models, we have developed software tools that allow our services to be readily adapted for use on most mobile phones on the market. These tools reduce the cost of adapting our services to new models of mobile phones and optimize the user experience in terms of format and presentation of our services. In 2012, we acquired Noumena, a developer of cross-platform smartphone mobile game engines. We believe the integration of the Noumena team into our existing mobile game development team will enable us to create new smartphone mobile games that can take advantage of the Handymo game engine technologies developed by Noumena.

Product Development for Internet Games

We believe that timely and quality game development is critical to our Internet games business and our business as a whole, and we have formed a separate department for the development of Internet games, which had 201 employees as of December 31, 2011. Our Internet games development department mainly consists of a programming, design and graphics division.

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

Anticipating the potential growth of 3D Internet games in the PRC and recognizing the importance of possessing our own game engine, we have also focused on the development of our proprietary game engine, Dazzler 3D. Our game engine enables us to create quality 3D graphics, innovative gameplay and visual effects to better capture characters’ motions. Our game engine is designed to allow for effective game playing on both high-end and lower-end computers. In 2012, we plan to launch one or two internally-developed MMORPGs.

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

However, beginning in 2008 and continuing into 2009, as we adjusted our business strategy to develop our mobile games business, we began to decrease branding efforts through traditional media channels and increase our effort to promote our mobile games in cooperation with the PRC telecommunications operators. In 2010 and 2011, we made efforts to enhance our marketing to include marketing activities for the launches of our new Internet games and game expansion packs.

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

A majority of our revenues are derived from services provided through the networks of China Mobile. Accordingly, we devote significant resources to maintaining, expanding and strengthening our relationship with China Mobile and its subsidiaries. In addition, we have strengthened our sales and marketing of 2G and 2.5G services, which we provide through the networks of China Mobile as well as other telecommunications operators. As of December 31, 2011, our sales and marketing department consisted of 59 persons strategically located in 31 provinces across the PRC to work closely with the telecommunications operators at the provincial and local levels, where pricing and other important decisions on marketing and operations are made. Our localized sales team helps us gain insight into developments in the local markets and the competitive landscape, as well as new market opportunities.

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

Customer Service

We view both the telecommunications operators and end users of our services as customers. Customer service is a key to building our brand and our relationships with the telecommunications operators. We train our customer service representatives with an emphasis on customer satisfaction. Our customer service center handles calls, faxes and e-mails from our end users, as well as inquiries forwarded from the telecommunications operators. Our customer service representatives interact regularly with, and provide training materials to, customer service representatives of telecommunications operators to enhance our customers’ experience with our services. As of December 31, 2011, our customer service department consisted of 97 persons strategically located in eight provinces across the PRC.

We provide high-quality customer service and are responsive to the needs of the players of our Internet games. In particular, our game players can access our customer service center through in-game chats, phone or e-mail 24 hours a day, seven days a week. In addition, we have a website for game players to submit feedback and a service center in Shanghai, which is open to walk-in game players during normal business hours. We had 61 customer service representatives dedicated to our Internet games business as of December 31, 2011, many of whom are MMORPG enthusiasts with a deep understanding of Internet games players. We also have dedicated supervisors to monitor our calls to ensure quality services. Feedback collected by our customer service team is important to the integration of our product development and game operations teams. The information collected by our customer service team forms the basis of our feedback database, which helps us track the trends in players’ tastes and preferences and provide direction when we design changes, upgrades and expansion packs for our Internet games.

Competition

We face significant competition in the WVAS, mobile games, wireless Internet and Internet games markets in the PRC. In particular, the MIIT has reported on its website that, as of December 31, 2011, more than 1,749 service providers held nationwide licenses to supply content and services on the PRC telecommunications operators’ networks. Moreover, China Mobile has been developing and marketing its own MMS and WAP products, and other PRC telecommunications operators may decide to do the same. We compete with these companies primarily on the basis of brand, the type and timing of service offerings, content and business partner and channel relationships. The telecommunications operators may also decide to enter the mobile games market in the future. Other potential competitors in this market include developers of personal-computer-based Internet games, major media companies, traditional video game developers, content aggregators, mobile software providers and independent mobile games developers. In addition to competition for products, services and distribution channels, we also compete for experienced and talented employees.

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

WVAS Services

Competition is particularly intense in the 2G and 2.5G WVAS markets in the PRC as the barriers to entry are relatively low. Our primary competitors in this market include Internet portals, such as Sina Corporation, Sohu.com Inc. and TOM Online Inc., and providers focused on WVAS, such as Tencent Technology Limited and A8 Music Group. We also face increasing competition from China Mobile in the 2.5G WVAS market.

Mobile Games Services

Our primary competitors in the mobile games market in the PRC include Internet portals, such as Sina Corporation, Sohu.com Inc., Phoenix New Media Limited and TOM Online Inc., as well as providers focused on WVAS and mobile games, such as Tencent Technology Limited.

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

Information Technology Systems and Infrastructure

We maintain most of our servers at the premises of Beijing Telecommunication Corporation, which is the administrator of the central hub of the ChinaNet backbone. We also maintain servers at other Internet data centers, including China United Network Communications Corporation Limited, Chongqing Mobile Communications Company Limited and Hangzhou Mobile Communications Company Limited. Following our acquisition of Dacheng, most of our servers used for our Internet games are hosted at the premises of 21 Vianet Data Center, one of the largest Internet infrastructure service providers in China. We also maintain online game servers at other Internet data centers, including Nanjing Telecommunication Corporation, Zhuhai Telecommunication Corporation, Shandong United Network Communications Company Limited, Shenyang United Network Communications Company Limited, Shanghai Technology Network Company Limited and Beijing Capital Online Company Limited. We believe that utilizing these hosting partners provides significant operating benefits, such as protecting our systems from power loss, break-ins and other potential external causes of service interruption. In addition, we back up all of our data. We believe we will be able to increase our server capacity as needed to accommodate future growth.

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

As of December 31, 2011, we had 961 employees, all in the PRC. The table below sets forth the number of our employees by function as of the dates indicated:

	As of December 31,
	2009		2010		2011
	Number	% of Total	Number	% of Total	Number	% of Total
Sales, marketing and business development	144	14.4%	117	11.1%	142	14.8%
Customer service	59	5.9	93	8.9	97	10.1
Product development	741	73.9	773	73.6	660	68.6
General and administrative	58	5.8	67	6.4	62	6.5
Total	1,002	100.0%	1,050	100.0%	961	100.0%

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented through any collective bargaining agreements or by labor unions.

Employee Benefits Plan

Our full-time employees in the PRC participate in a government-mandated defined contribution plan, under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require us to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were approximately US$3.1 million, US$4.1 million and US$3.6 million in 2009, 2010 and 2011, respectively.

We have granted share options to our employees pursuant to our KongZhong Corporation 2002 Equity Incentive Plan, or the 2002 Plan, and our KongZhong Corporation 2006 Equity Incentive Plan, or the 2006 Plan, as described in “Item 6 — Directors, Senior Management and Employees — Share Options.”

Properties

Our principal executive office currently occupies approximately 13,571 square meters of office space in Beijing, the PRC, primarily under leases that will expire in August 2012. We expect to be able to renew these leases upon their expiration. In addition, we lease sales offices in 11 provinces throughout the PRC.

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

Regulation of Internet Culture Activities

On February 17, 2011, the MOC promulgated the Interim Measures on Administration of Internet Culture, or the Internet Culture Measures, replacing previous interim measures promulgated in May 2003 and amended in July 2004. “Internet cultural products” are classified as cultural products developed, published and disseminated via the Internet, which mainly include: (i) products for publication via Internet, such as, among other things, online music and entertainment files, network games, online performing arts and artworks and online animation features and cartoons, and (ii) products converted from traditional music entertainment products, games, performing arts, artworks and animation features and cartoons, and published via the Internet. Pursuant to the Internet Culture Measures, entities are required to obtain Internet Culture Business Permits from a provincial counterpart of the MOC if they intend to commercially engage in any of the following types of activities: (1) production, duplication, import, sale or broadcasting of Internet cultural products; (2) publication of cultural products on the Internet or transmission thereof through information networks such as Internet and mobile network to computers, fixed-line or mobile phones, television sets, gaming consoles or Internet access service sites including Internet cafes for the purpose of browsing, reviewing, using or downloading such products by internet users; or (3) exhibitions or contests related to Internet cultural products.

Software Products Registration

On March 5, 2009, the MIIT issued the Measures Concerning Software Products Administration, or the Software Measures. Under the Software Measures, producers of software products registered with the relevant PRC authorities may be entitled to certain preferential policies in PRC. Software developers or producers are allowed to sell or license their registered software products independently or through agents. Software products must be registered with the local provincial government authorities in charge of the information industry and filed with the MIIT. Upon registration, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. The MIIT and other relevant departments may carry out supervision and inspection over the development, production, operation and importing and exporting of software products in the PRC. Dacheng has registered the game Kung Fu World with the relevant PRC authority and has obtained software product registration certificates for Kung Fu World.

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

The Supreme People’s Court and Supreme People’s Procuratorate issued the Interpretation on Issues of Application of the Laws for Production, Reproduction, Publication, Sale and Dissemination, of Pornographic Information Through Internet, Mobile Equipment and Information Service Centers on September 3, 2004, and the Interpretation on Issues of Application of the Laws for Production, Reproduction, Publication, Sale and Dissemination, of Pornography Information Through Internet, Mobile Equipment and Information Service Centers II on February 4, 2010. These interpretations define the applicable laws, crimes and penalties for the dissemination of pornographic materials on the Internet or through mobile telecommunications equipment.

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

The GAPP and the MIIT have not specified whether the aforementioned approval in the Internet Publishing Measures is applicable to dissemination of works through SMS, MMS, WAP, Java™, IVR, CRBT or other wireless technologies. If, in the future, the GAPP and the MIIT clarify that the Internet Publishing Measures are applicable to wireless value-added telecommunications services operators or issue new regulations or rules regulating wireless publishing, we may need to apply for a license or permit from governmental agencies in charge for our WVAS business. We cannot assure you that such application would be approved by the relevant governmental agencies. As the provision of Internet games is deemed an Internet publication activity, an Internet games operator needs to obtain an Internet publishing license in order to directly make its Internet games publicly available in PRC. As of December 31, 2011, Beijing AirInbox and Dacheng have each obtained an Internet publishing license from the GAPP. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Dacheng is applying for an Internet publishing license required under PRC regulations for its games. If it fails to obtain such license, it may become subject to various penalties, including restrictions on our operations.”

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

Pursuant to explanations of the Internet-based Audio-Video Regulations provided by the responsible persons at the SARFT and the MIIT in a press conference, providers who engaged in Internet-based audio-video programming services before the promulgation of the Internet-based Audio-Video Regulations and who have not violated any other laws or regulations are eligible to register their business and continue their operations. Beijing AirInbox has obtained an Internet-based Audio-Video License. However, given the short history of the Internet-based Audio-Video Regulations and the lack of interpretations, we cannot assure you that other of our operating companies will be qualified to apply for the Internet-based Audio-Video License or complete the required registration, and we cannot assure you that we will be granted the Internet-based Audio-Video License.

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

Many of our customers access our games in Internet cafes, which are also regulated by the PRC government. Internet cafes are required to obtain a license from the MOC and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and hours of operation. In 2004, the MOC, the SAIC and other PRC governmental authorities jointly issued a notice to suspend issuance of new Internet cafe licenses. Though this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the number and recipients of new licenses at their discretion. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafes, as a result of the occurrence of, and media attention on, gang fights, arsons or other incidents in or related to Internet cafes. On February 15, 2007, the MOC and other relevant governmental authorities jointly issued the Internet Cafes Notice, which suspended nationwide the approval for the establishment of new Internet cafes in 2007 and imposed tougher penalties for Internet cafes admitting minors. In 2008 and 2010, the MOC, SAIC and other relevant governmental authorities, individually or jointly, have issued several notices which provide various ways to strengthen the regulation of Internet cafes, including investigating and punishing the Internet cafes which accept minors, cracking down on Internet cafes without sufficient and valid licenses, limiting the total number of Internet cafes, screening unlawful games and websites, and improving the coordination of regulation over Internet cafes and Internet games. As many of our customers access our games from Internet cafes, any reduction in the number, or any slowdown in the growth, of Internet cafes in the PRC as a result of stricter Internet cafe regulation will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business, financial condition and results of operations.

In April 2007, the GAPP and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration (by Internet games players) system by all PRC Internet games operators, in an effort to curb addictive Internet games playing behaviors of minors. Under the anti-fatigue system, three hours or less of continuous playing by minors is considered to be “healthy”, three to five hours to be “fatiguing”, and five hours or more to be “unhealthy”. Game operators are required to reduce the value of in-game benefits to a player by half if the player has reached “fatiguing” level, and to zero in the case of “unhealthy” level. To identify whether a player is a minor and thus subject to the anti-fatigue system, a real-name registration system is also adopted, which requires Internet games players to register their real identity information before they play Internet games. Dacheng has successfully developed such an anti-fatigue system. On July 1, 2011, the GAPP and several other government authorities jointly promulgated a further notice to strengthen the implementation of the anti-fatigue system and real-name registration, entitled the Notice on Initializing the Verification of Real-Name Registration for Anti-Fatigue System on Internet Games, or the Real-Name Registration Notice, which took effect on October 1, 2011. The Real-Name Registration Notice’s main focus is to prevent minors from using adults’ identification card to play Internet games. Accordingly, the notice provides more stringent punishment for Internet game operators for not implementing the anti-fatigue and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-Name Registration Notice is termination of the operation of an Internet game if it is found to be in violation of the anti-fatigue and real-name registration requirements.

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

On June 3, 2010, the MOC issued the Interim Measures for the Administration of Internet Games, or the Internet Game Measures, which took effect on August 1, 2010, to further strengthen the supervision over the Internet games industry. The Internet Game Measures regulate a broad range of operation activities relating to Internet games, including development and production of Internet games, operation of Internet games, issuance of virtual currencies used for Internet games, and virtual currency trading services. The Internet Game Measures provide that any entity that is engaged in the operation of Internet games must obtain an Internet Culture Business Permit. The Internet Game Measures require the content of an imported Internet game to be examined and approved by the MOC prior to the game’s launch and the content of a domestic Internet game to be filed with the MOC. The Internet Game Measures also request Internet game operators to protect the interests of game players and stipulate that the service agreement between an Internet game operator and the players of its online games must include certain mandatory terms required by the MOC. On July 29, 2010, the MOC issued the Notice of the Ministry of Culture on the Implementation of the Interim Measures for the Administration of Internet Games, which took effect on date of its issuance. This notice provides details as to the requirements and procedures relating to applications for Internet Culture Business Permits and the MOC’s review of the content of Internet games. In addition, the notice emphasizes the protection of minors who play online games and requests Internet games operators to promote real-name registration of their game players.

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

Regulation of Virtual Currency

The use of “virtual currency,” which is typically used to purchase in-game virtual items, is also regulated by the PRC government. Under the Internet Cafes Notice described above, the PBOC is directed to strengthen the administration of virtual currency in Internet games to avoid any adverse impact on the economy and financial system of the PRC. This notice provides that the total amount of virtual currency issued by Internet games operators and the amount purchased by individual game players should be limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items.

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

A notice issued by SAFE on May 20, 2011, or Notice 19, further provides detailed provisions and requirements regarding the foreign exchange registration under SAFE Notice 75. Under Notice 19, any PRC citizen, resident, or entity which is a direct or indirect shareholder of an offshore entity is required to update any previously filed registration with the local branch of SAFE to reflect any material change in such offshore entity. Moreover, any offshore entity which fails to comply with Notice 75 may remedy by making the registration with the local branch of SAFE after fulfillment of the administrative penalties imposed by the relevant SAFE branch.

Regulation of Share Options and Restricted Share Units

On December 25, 2006, the PBOC, issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules was issued by SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee share ownership plans, share option plans and other equity incentive plans participated by PRC individuals shall be transacted upon the approval from the SAFE or its authorized branch.

In February, 2012, SAFE promulgated SAFE Notice 7, replacing the SAFE Notice 78. SAFE Notice 7 is applicable to (i) PRC directors, supervisors, senior management and other employees of an overseas-listed PRC company, (ii) PRC subsidiaries or branches of, and any PRC entities directly or indirectly controlled by, an overseas-listed company, and (iii) the Domestic Individuals. Under SAFE Notice 7, Domestic Individuals who are granted stock options or any other stock-related rights and benefits under a stock incentive plan by an overseas publicly-listed company are required to complete certain procedures and transactional foreign exchange matters under the stock incentive plan upon the examination by, and the approval of, SAFE or its authorized local counterparts.

We have already registered, and have registered on behalf of those employees subject to SAFE Notice 7, with the relevant local SAFE branches our employee stock incentive plans in 2009, pursuant to regulations promulgated under SAFE Notice 78.  However, there exist significant uncertainties in practice with respect to the interpretation and implementation of SAFE Notice 7, and we cannot assure you that our registration under SAFE Notice 78 would be sufficient for compliance with SAFE Notice 7.  If SAFE or other PRC governmental authorities determine that we or those of our employees subject to SAFE Notice 7 have failed to comply with the provisions of the SAFE Notice 7, we or they may be subject to fines and legal sanctions.

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

Overview

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature-phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market.

We were incorporated under the laws of the Cayman Islands on May 6, 2002. Our revenues were US$160.0 million in 2011 compared to US$149.6 million in 2010. Our net loss was US$7.7 million in 2011 compared to a net income of US$11.9 million in 2010. As a percentage of our total revenues, revenues generated from WVAS, mobile games and Internet games accounted for 50.2%, 25.5% and 24.3% in 2011, respectively.

We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of their development, particularly in new and rapidly evolving markets such as the WVAS, mobile games and Internet games markets.

The major factors affecting our financial condition and results of operations include:

•	trends in the WVAS, mobile games and Internet games markets in the PRC;

•	continued growth in the number of players for, and revenues generated from, the World of Tanks game;

•	the successful launches of new smartphone mobile games and Internet games, which depend, in part, on our ability to anticipate and effectively respond to the changing consumer tastes and preferences and technological advances in a timely manner;

•	changes in the policies or guidelines of China Mobile and other PRC telecommunications operators with respect to our WVAS and mobile games businesses;

•	changes in laws, rules and regulation affecting our businesses;

•	development of competing services from China Mobile, other PRC telecommunications operators, and increased competition in the mobile games and Internet games markets from the more established companies that develop and operate personal computer-based games, as well as the mobile platform application developers;

•	our product development efforts to capitalize on market opportunities;

•	effectiveness of our marketing and promotional activities;

•	technological advancement of the mobile telecommunications market, including the adoption of 3G and subsequent standards of mobile handsets and networks, and the smartphone mobile games and Internet games market in the PRC; and

•	changes in the number, scope and terms of our cooperation arrangements with the telecommunications operators, content providers, mobile handset manufacturers, mobile handset distributors and other key players in the PRC’s mobile telecommunications industry.

In order to reduce the risk that our financial condition and results of operations will be overly dependent upon, and disproportionately impacted by, any particular service offering, technology platform or telecommunications operator, we have sought to broaden the range of our services, expand our distribution channels, cultivate new relationships with telecommunications operators and develop our smartphone mobile games and Internet games businesses, both of which are less dependent on the telecommunications operators than either WVAS or feature-phone mobile games business. Our acquisitions of Dacheng and Noumena are also part of this diversification strategy.

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

Revenues

The following table sets forth the revenues attributable to services derived from the WVAS, mobile games and Internet games segments in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2009			2010			2011
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
WVAS	US$	104,001.6	79.2%	US$	83,280.3	55.7%	US$	80,265.9	50.2%
Mobile games		27,296.6	20.8		49,171.5	32.8		40,850.5	25.5
Internet games		–	–		17,131.6	11.5		38,892.0	24.3
Total	US$	131,298.2	100.0%	US$	149,583.4	100.0%	US$	160,008.4	100.0%

The following table sets forth the revenues attributable to services derived from each of our 2G and 2.5G technology platforms in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2009			2010			2011
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
2G services SMS	US$	44,484.6	33.9%	US$	34,485.6	23.1%	US$	37,096.5	23.2%
IVR		19,512.7	14.9		17,706.8	11.8		12,661.9	7.9
CRBT and others		18,694.5	14.2		21,057.4	14.1		21,578.9	13.5
Subtotal		82,691.8	63.0		73,249.8	49.0		71,337.3	44.6
2.5G services WAP	US$	13,106.2	10.0	US$	4,485.8	3.0	US$	2,355.4	1.5
MMS		8,203.6	6.2		5,544.7	3.7		6,573.2	4.1
Subtotal	US$	21,309.8	16.2	US$	10,030.5	6.7	US$	8,928.6	5.6
Total WVAS revenues	US$	104,001.6	79.2%	US$	83,280.3	55.7%	US$	80,265.9	50.2%

WVAS Revenues

Prior to 2004, we generated all of our WVAS revenues from fees paid by mobile phone users who use our services through China Mobile’s network. Starting from 2004, we began cooperating with China Unicom, China Netcom and China Telecom and received revenues from services provided on their networks. In order to reduce our dependence on China Mobile for our WVAS business, we acquired Sharp Edge in January 2006, which derived most of its revenues from China Unicom, China Netcom and China Telecom. However, our dependence on China Mobile increased in 2011, as China Unicom and China Telecom continued to de-emphasize their WVAS businesses relative to China Mobile. Our WVAS business through China Mobile as a percentage of our total WVAS revenues grew as a result. As a percentage of our total WVAS revenues. WVAS revenues generated from China Mobile represented approximately 71% and 73% in 2010 and 2011, respectively. However, due to our dependence on China Mobile for a substantial portion of our WVAS revenues, our working relationship with China Mobile is critical to the financial condition and results of operations of our WVAS business. See “Item 3 — Key Information — Risk Factors - Risks Relating to Our Businesses — We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.”

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

For a description of risks related to significant changes in the billing and service provider policies of the telecommunications operators, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Businesses — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us could result in lower revenues or additional costs for us and materially and adversely affect our business, financial condition, results of operations and prospects.”

Our WVAS revenues were US$104.0 million, US$83.3 million, US$80.3 million in 2009, 2010 and 2011, respectively.

Mobile Games Revenues

We generate substantially all of our mobile games revenues by distributing mobile games through the networks of China Mobile. In 2011, we derived 93.2% of our mobile games revenues from the monthly subscription fees paid by our customers. As a percentage of our total mobile games revenues, mobile games revenues received through China Mobile accounted for 98.5%, 98.4% and 97.1% in 2009, 2010 and 2011, respectively. Due to our dependence on China Mobile for substantially all of our mobile games revenues, our working relationship with China Mobile is critical to the operation of our mobile games business. For a description of risks related to our dependence on China Mobile, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Businesses — We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.” We expect to supplement these streams of revenues in 2012 with revenues that we expect to generate from sales of our internally-developed smartphone mobile games, which we plan to distribute through digital distribution platforms, such as app stores developed by smartphone handset manufacturers.

Our mobile games revenues increased to US$49.2 million in 2010 from US27.3 million in 2009, principally as a result of our efforts in developing our mobile games business, decreases in 2.5G data tariffs and the increased penetration of higher-end feature-phones capable of playing mobile games. In 2011, our revenues generated from mobile games decreased to US$40.9 million, which was primarily due to the adoption by China Mobile of measures similar to those that have affected our WVAS business, as described above, and China Mobile’s decision to de-emphasize its subscription-based mobile games download services. For a description of risks related to significant changes in the billing and service provider policies of the telecommunications operators, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Businesses — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us could result in lower revenues or additional costs for us and materially and adversely affect our business, financial condition, results of operations and prospects.” The decrease in 2011 was also attributable to impact created by the overall market shift in the tastes and preferences of consumers in China from traditional feature-phone mobile games, which are mainly Java-based, to mobile games that are developed for smartphone mobile operating systems, such as iOS and Android mobile games. We believe this shift in tastes and preferences of consumers in China will continue in 2012. For a description of risks related to uncertainties in the PRC mobile games market, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Businesses — Our mobile games business has a short operating history, and the mobile games market in the PRC is subject to many uncertainties.”

Internet Games Revenues

The Internet games revenues are primarily derived from Internet games operation revenues and licensing revenues. We earn Internet games operation revenues through the provision of Internet games services to players under an item-based revenue model. Under such a model, the basic functions of a game are free of charge, and, instead, players are charged for purchases of in-game items, which can enhance the game-playing experience. In 2011, we derived a majority of our Internet games revenues from revenues generated through the operation of our licensed Internet games, especially the World of Tanks game, which generated over 69% of our Internet games revenues from the in-game items purchased for the World of Tanks game for 2011. We expect revenues generated from the World of Tanks game to continue to be a major driver for growing our Internet games revenues in 2012. Due to our dependence on the World of Tanks game for a majority of our Internet games revenues, our business relationship with WarGaming.net LLP is critical to the continued operation of the World of Tanks game. For a description of risks related to our dependence on a small number of Internet games for a significant portion of our Internet games revenues, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Businesses — We depend on a small number of Internet games for a significant portion of our Internet games revenues. As a result, any factors that could have an adverse impact on the development, marketing and distribution of these Internet games, or on our business relationships with the licensors of these Internet games, could material reduce our Internet games revenues, and have a material adverse effect on our business, financial condition, results of operations and prospects.”

Revenues from the sales of in-game items are recognized when items are consumed by customers or over the estimated lives of the items. The average period that players typically play the game and other player behavior patterns, which are affected by various factors such as acceptance and popularity of expansion packs, promotional events and market conditions, are utilized to arrive at the best estimates for lives of these in-game items. We assess the estimated lives of in-game items for all of our games on a quarterly basis. If there are indications of any significant changes to the estimated lives of the in-game items, such changes would be applied in the period of change prospectively.

Under the item-based revenue model, proceeds received from sales of game points, which can be used to purchase in-game items, to players are recorded as deferred revenues, while proceeds received from sales of game points to third parties other than players and sales of prepaid game cards, which can also be used to purchase in-game items, are initially recorded as advances from customers. As we do not have control and generally do not know the ultimate selling price of the prepaid game cards or game points sold by the distributors, net proceeds from distributors are recorded as advances from customers. Upon activation of the game cards or the game points, these advances from customers are immediately transferred to deferred revenues. For a description of our revenue recognition policy, see “— Critical Accounting Policies.”

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

According to our license agreements, we are also entitled to ongoing usage-based royalties determined based on the amount of fees charged to the players’ accounts or services payable by players in a given country or region. The usage-based royalties are recognized when they are earned, provided that the collection is probable.

Our Internet games revenues were US$38.9 million in 2011, of which 94.0% was generated from game operations and 6.0% was generated from licensing our Internet games to third party licensees.

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

Our total WVAS cost of revenues in 2009, 2010 and 2011 was US$54.3 million, US$48.3 million and US$50.8 million, respectively. As a percentage of our WVAS revenues, our WVAS cost of revenues in 2009, 2010 and 2011 was 52.2%, 58.0% and 63.2%, respectively. In 2011, as a percentage of our WVAS cost of revenues, service fees to the telecommunications operators represented approximately 39.1%, payments to handset manufacturers represented approximately 19.5%, net transmission charges to the telecommunications operators represented approximately 27.5%, payments to content providers represented approximately 6.8%, payment to other cooperation partners represented approximately 0.5% and bandwidth leasing charges, depreciation and other facility costs represented approximately 6.6%.

Our WVAS cost of revenues increased in 2011 primarily as a result of increases in the content fees we paid to our content providers in 2011. As our overall WVAS revenues decreased, the amount that we paid to telecommunications operators in service fees and net transmission charges also decreased. The service fees that we paid to other business partners, including mobile handset manufacturers and media partners, also decreased as we sought to diversify our non-operator distribution channels.

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

Total mobile games cost of revenues in 2009, 2010 and 2011 was US$11.7 million, US$29.6 million and US$25.2 million, respectively. The decrease in mobile games cost of revenues in 2011 resulted largely from a decrease in our overall mobile games business and associated service fees paid to telecommunications operators. In 2010, we began offering subscription-based mobile games download services through our partnership with China Mobile. Based on our agreement with China Mobile, we share approximately 50% of our subscription-based revenues with China Mobile, compared to approximately 15% for single-download games. See “Item 4. — Information on the Company — Business Overview — Material Contracts with Telecommunications Operators for WVAS and Mobile Games.” Largely as a result of the adoption by China Mobile of similar measures that have affected our WVAS business and China Mobile’s de-emphasizing of its feature-phone mobile games services, our mobile games cost of revenues in 2011 has decreased by 14.6% from 2010. For a description of policies and measures adopted by China Mobile, see “— Revenues — WVAS Revenues.” To a lesser extent, the decrease was also due to a decrease in the payments to content providers and licensors and lower bandwidth leasing charges associated with our online mobile games. We expect our mobile games cost of revenues to remain stable in 2012. We further expect our mobile games cost of revenues to correspondingly increase as a result of higher sales of our internally-developed smartphone mobile games, which we plan to distribute through digital distribution platforms, such as app stores developed by smartphone handset manufacturers. However, we expect such increase to be offset by continued decreases in the costs of distributing our mobile games through China Mobile as China Mobile continues to de-emphasize feature-phone mobile games.

We intend to develop internally the majority of our mobile games, which generally have lower cost of revenues. However, in order to expand our mobile games business and increase our market share, we also plan to actively identify quality mobile games to be acquired or licensed from third parties, which generally have higher cost of revenues.

Internet Games Cost of Revenues

Our Internet games cost of revenues consists mainly of revenue sharing paid to third party Internet game licensors, labor cost, bandwidth leasing charges, depreciation and facility costs relating to equipment used to provide Internet games services. Total Internet games cost of revenues in 2010 and 2011 was US$2.3 million and US$15.9 million, respectively. As a percentage of our Internet games cost of revenues, revenue sharing paid to third party Internet game licensors accounted for nil and 68.8% in 2010 and 2011, respectively. The increase in Internet games cost of revenues in 2011 was primarily due to increases in our overall Internet games business and associated revenue sharing paid to third party Internet game licensors. We began acquiring licenses to operate Internet games from other Internet games developers in 2011, as part of our plan to grow our portfolio of licensed Internet games that complement our internally developed games. We expect our Internet games cost of revenues to increase in 2012 as we expect revenues generated from the World of Tanks game to continue to be a major driver for growing our Internet games revenues in 2012. To a lesser extent, we expect our Internet games cost of revenues to increase in 2012 as a result of a new stream of revenues derived from the operation of one of our internally-developed Internet games, which we plan to launch in the first quarter of 2012.

Operating Expenses

Our operating expenses include product development, sales and marketing and general and administrative expenses.

The following table sets forth operating expenses data in terms of amount and as a percentage of our revenues for the periods indicated:

	For the year ended December 31,
	2009			2010			2011
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Product development	US$	18,272.0	13.9%	US$	23,964.7	16.0%	US$	15,416.9	9.6%
Selling and marketing		17,821.2	13.6		18,975.6	12.7		20,891.6	13.1
General and administrative		10,186.9	7.8		10,481.8	7.0		11,582.2	7.2
Goodwill and intangible assets impairment loss		—	—		8,728.9	5.8		20,259.2	12.7
Total	US$	46,280.1	35.3%	US$	62,151.0	41.5%	US$	68,149.9	42.6%

Product Development Expenses

Our product development expenses consist primarily of compensation and benefits for our product and development team. Our product development expenses in 2009, 2010 and 2011 were US$18.3 million, US$24.0 million and US$15.4 million, respectively. We expect our product development expenses to increase in 2012 as we continue to expand our offerings in mobile games and Internet games.

Sales and Marketing Expenses

Our sales and marketing expenses consist mainly of expenses associated with sponsoring promotional events and compensation and benefits for our sales, marketing and customer service teams. Our sales and marketing expenses in 2009, 2010 and 2011 were US$17.8 million, US$19.0 million, and US$20.9 million, respectively. We expect our sales and marketing expenses to increase in 2012, as we plan to continue to promote our Internet and mobile games and to launch Kungfu Hero, one of our internally-developed Internet games, in 2012.

General and Administrative Expense

Our general and administrative expenses consist primarily of compensation and benefits for general management, finance and administrative personnel, professional fees and other office expenses. Our general and administrative expenses in 2009, 2010 and 2011 were US$10.2 million, US$10.5 million, and US$11.6 million, respectively. We expect our general and administrative expenses to increase if our business grows in future periods as we may also incur more expenses relating to employee compensation and other administrative and professional fees.

Impairment of Goodwill and Intangibles

In the annual goodwill impairment test conducted in December 2009, the fair value of each reporting unit substantially exceeded its carrying value. Consequently, no goodwill impairment was recorded in 2009. In 2010, as certain of our Internet games performed significantly below our expectations, the goodwill and intangible assets impairment test performed in December 2010 found that the goodwill and intangible assets in the Internet games unit were impaired, resulting in a total impairment charge of US$8.7 million.

In 2011, we experienced significant fluctuations in the prices of our ADSs, which resulted in our market capitalization falling below our book value during certain periods of the year and made it necessary for us to perform an impairment review of our business units. In the third quarter of 2011, we performed a goodwill impairment test and found that the goodwill and our intangible assets of our WVAS unit were impaired, resulting in a total impairment charge of US$20.3 million and US$4.0 thousand, respectively. However, based on the impairment test, our mobile games and Internet games units were not impaired. See Note 11 to our financial statements included elsewhere in this annual report on Form 20-F.

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

In 2010 and 2011, estimated revenues generally accounted for less than 5% of our reported quarterly revenues and less than 2% of our reported annual revenues. Our estimates are based on:

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

In 2011, the average time from our receipt of statements from the telecommunication operators until they paid us the amounts due under such statements was approximately 58 days. We cannot assure you that our period to collect accounts receivables will not increase in the future.

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

Mobile Games Revenues

Mobile phone users download our mobile games in the same manner as our WVAS, and we recognize revenues from such mobile games services in the same way as the WVAS revenues are recognized.

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

Under the item-based revenue model, proceeds received from sales of game points to players, which can be converted into in-game currencies to purchase in-game items, are initally recorded as advances from customers as game points are refundable. As players convert game points into in-game currencies, proceeds received from sales of those game points are transferred from advances from customers to deferred revenues. Deferred revenues are recognized as revenues when in-game items purchased with in-game currencies are consumed by players over the estimated lives of such items. In addition to game points that we sell and distribute, we distribute and sell a portion of our game points through third party vendor. As we do not have control over and generally do not know the ultimate selling price of game points sold by the third party vendors, net proceeds from sales of game points by vendors are recorded as advances from customers. These net proceeds are converted to deferred revenues and recognized as revenues in the same way we convert and recongize revenues as discussed in this paragraph.

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

According to our license agreements, we are also entitled to ongoing usage-based royalties determined based on the amount of fees charged to the players’ accounts or services payable by players in a given country or region. The usage-based royalties are recognized when they are earned, provided that the collection is probable.

Share-based Compensation Expense

Our share-based employee compensation plans are described in more detail under “Item 6 — Directors, Senior Management and Employees — Share Options.” Share-based compensation to employees is measured based on the fair value of the equity instrument on its grant date. We recognize these compensation costs net of a forfeiture rate on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award. The forfeiture rate is estimated based on historical forfeiture data and will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change, which will impact the amount of share-based compensation expense to be recognized in future periods.

We adopted valuation models to determine the fair value of equity awards granted, which is generally expensed over the vesting period. Significant judgment on parameters, such as the fair value of the underlying ordinary shares and estimated volatility, is required to be made by our management in applying the models.

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on our consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, such as a significant change in the prices of our ADSs, among others. We perform our annual goodwill impairment test on December 31 of each fiscal year for all reporting units. Goodwill is tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liability representing the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

As of December 31, 2008 and 2009, we had three reporting units: WVAS, mobile games and WIS. In 2010, we consolidated the majority of our WIS business unit, including our operation of Kong.net and ct.cn, into our WVAS business unit. As a result of the consolidation, we no longer generate or review the financial information of the WIS business separately. The segment reporting information of the WIS business has been combined into that of WVAS for all the periods presented. Also in 2010, we acquired Dacheng, which became our new business unit, Internet games. As of December 31, 2011, we had three reporting units: WVAS, mobile games and Internet games.

We estimate the fair value of our reporting units using the income approach valuation, which includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit are based on discrete five years financial forecasts developed by the management for planning purposes. Cash flows beyond the forecasted period and discrete forecast are estimated using a terminal value calculation, which incorporates historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies. Publicly available information with respect to the market capitalization of our company is also considered in assessing the reasonableness of the aggregate fair value of our reporting units, estimated using the discounted cash flow methodology. In 2009, 2010, and 2011, we recognized goodwill impairments of US$0 million, US$3.0 million relating to our Internet games unit and US$20.3 million relating to our WVAS unit, respectively.

In 2011, we experienced significant fluctuations in the prices of our ADSs, which resulted in our market capitalization falling below our book value during certain periods of the year, and made it necessary for us to perform an impairment review of our business units. In the third quarter of 2011, we performed a goodwill impairment test and found that the goodwill of our WVAS unit was impaired, resulting in the recognition of a total impairment loss of US$20.3 million. The following table sets forth the details of the goodwill impairment test as of September 30, 2011.

	WVAS	Mobile Games	Internet Games
	(in thousands of U.S. dollars, except percentages)
Estimated fair value	89,938.6	66,149.4	111,229.2
Carrying value net	105,289.1	50,152.8	103,869.5
Percentage by which the fair value exceed or (below) the carrying value	(14.6)%	31.9%	7.1%
The estimated fair value of goodwill allocated to the reporting unit	1,596.2	*	*
The carrying value of goodwill	21,941.6	5,217.8	64,983.9
Foreign currency adjustment	(90.2)	*	*
Goodwill impairment loss	20,255.2	*	*

*	As the fair value of the reporting unit exceeded its carrying amount, goodwill was not considered to be impaired and the second step was not required.

The following table sets forth the details of the goodwill impairment test as of December 31, 2011.

	WVAS	Mobile Games	Internet Games
	(in thousands of U.S. dollars, except percentages)
Estimated fair value	89,988.4	66,119.1	114,389.7
Carrying value net	87,316.3	48,687.2	110,174.4
Percentage by which the fair value exceed or (below) the carrying value	3.1%	35.8%	3.8%
The estimated fair value of goodwill allocated to the reporting unit	*	*	*
The carrying value of goodwill	2,044.7	5,267.6	65,654.8
Foreign currency adjustment	*	*	*
Goodwill impairment loss	*	*	*

*	As the fair value of the reporting unit exceeded its carrying amount, goodwill was not considered to be impaired and the second step was not required.

The principal assumptions made by management in determining goodwill impairment as of September 30, 2011 and December 31, 2011 include the following:

•	the annual revenue growth rate will be in the range of 4% to 5%, 5% and 5% to 35% for our WVAS, mobile games and Internet games units, respectively, and the cost and expense structure will remain consistent with historical trends in the coming five years, with reference to the overall and industry specific economic conditions and trends, the historical financial performance and the up-to-date business performance;

•	cash flow discount rates of 22.0%, 22.5% and 25.0% and terminal value growth rates of 3%, 3% and 3% were used for the WVAS, mobile games and Internet games units, respectively;

•	there will be no major changes in the existing political, legal, fiscal and economic conditions in the PRC;

•	except for the new enterprise income tax law that took effect on January 1, 2008, there will be no major changes in the current tax law in the PRC and all applicable laws and regulations will be complied with;

•	exchange rates and interest rates will not differ materially from those presently prevailing;

•	each reporting unit will retain and have competent management, key personnel, and technical staff to support its ongoing operations;

•	the availability of financing will not be a constraint on the forecasted growth of operations; and

•	industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

Please see “Risk Factors” for a discussion of risks and uncertainties that may adversely affect our growth and could have negative effect on the estimated fair value.

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

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We have concluded that there were no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2009, 2010 and 2011. We did not incur any interest and penalties related to potential underpaid income tax expenses and also do not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. However, taxes relating to 2009 to 2011 remain subject to examination by the PRC tax authorities.

Business Combinations

We account for acquired businesses using the purchase method of accounting. On January 1, 2009, we adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquire at the acquisition date, if any, are measured at their fair values as of that date. We adopted valuation models to determine the fair value of acquired assets and liabilities assumed. Significant judgment on parameters, such as fair value determined based on assumptions market participants would use in valuing comparable assets and liabilities, among others, is required to be made by our management in applying the models. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any noncontrolling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, we have estimated their fair value as of the date of acquisition.

From January 1, 2009, where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions after the acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date. If recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings. We had a gain of US$10.9 million and a loss of US$3.7 million arising from a change in fair value of contingent consideration for business acquisition, which were included in our results of operations in 2010 and 2011, respectively.

Recently Issued Accounting Standards

See Note 2 to our consolidated financial statements included elsewhere in this annual report on Form 20-F for recently issued accounting standards that we believe may have implications on our financial statements for future periods.

Results of Operations

Results of Operations for the Years Ended December 31, 2009, 2010 and 2011

The following table sets forth certain data from our consolidated results of operations for the periods indicated. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

	For the year ended December 31,
	2009		2010		2011
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Revenues
WVAS	$104,001.6	79.2%	$83,280.3	55.7%	$80,265.9	50.2%
Mobile games	27,296.6	20.8	49,171.5	32.8	40,850.5	25.5
Internet games	—	—	17,131.6	11.5	38,892.0	24.3
Total revenues	131,298.2	100.0%	149,583.4	100.0%	160,008.4	100.0%

Sales tax
WVAS	(2,273.6)	(1.7)%	(1,584.4)	(1.1)%	(1,390.9)	(0.9)%
Mobile games	(611.5)	(0.5)	(925.1)	(0.5)	(621.1)	(0.4)
Internet games	—	—	(699.5)	(0.5)	(1,815.8)	(1.1)
Total sales tax	(2,885.1)	(2.2)%	(3,209.0)	(2.1)%	(3,827.8)	(2.4)%

Net revenues
WVAS	101,728.0	77.5%	81,695.9	54.6%	78,875.0	49.3%
Mobile games	26,685.1	20.3	48,246.4	32.3	40,229.4	25.1
Internet games	—	—	16,432.1	11.0	37,076.2	23.2
Total net revenues	128,413.1	97.8%	146,374.4	97.9%	156,180.6	97.6%

Cost of revenues
WVAS	(54,258.5)	(41.3)%	(48,329.5)	(32.3)%	(50,758.6)	(31.7)%
Mobile games	(11,688.3)	(8.9)	(29,570.8)	(19.7)	(25,248.0)	(15.8)
Internet games	—	—	(2,338.3)	(1.6)	(15,923.6)	(10.0)
Total cost of revenues	(65,946.8)	(50.2)%	(80,238.6)	(53.6)%	(91,930.2)	(57.5)%

Gross profit
WVAS	47,469.5	36.2%	33,366.4	22.3%	28,116.4	17.6%
Mobile games	14,996.8	11.4	18,675.6	12.5	14,981.4	9.4
Internet games	—	—	14,093.8	9.4	21,152.6	13.2
Total gross profit	62,466.3	47.6%	66,135.8	44.2%	64,250.4	40.2%

Operating expenses:
Product development	(18,272.0)	(13.9)%	(23,964.7)	(16.0)%	(15,416.9)	(9.6)%
Selling and marketing	(17,821.2)	(13.6)	(18,975.6)	(12.7)	(20,891.6)	(13.1)
General and administrative	(10,186.9)	(7.8)	(10,481.8)	(7.0)	(11,582.2)	(7.2)
Impairment loss on goodwill	—	—	(2,998.3)	(2.0)	(20,255.3)	(12.7)
Impairment loss on intangible assets	—	—	(5,730.6)	(3.8)	(3.9)	—
Total operating expenses	(46,280.1)	(35.3)%	(62,151.0)	(41.5)%	(68,149.9)	(42.6)%

Change in fair value of contingent consideration for business acquisition	—	—	10,894.5	7.3	(3,729.5)	(2.3)
Government subsidies	—	—	337.7	0.2	319.2	0.2
Income (loss) from operations	16,186.2	12.3%	15,217.0	10.2%	(7,309.8)	(4.5)%
Interest income	$3,114.3	2.4	$2,342.8	1.5	$3,569.2	2.2
Interest income from loans to third party	—	—	—	—	1,193.2	0.7
Interest expense for convertible senior note	(725.9)	(0.6)	(1,059.9)	(0.7)	(487.8)	(0.3)
Impairment loss on cost method investment	(1,500.0)	(1.1)	(1,509.9)	(1.0)	—	—
Loss on extinguishment of debt upon prepayment of convertible senior note	—	—	—	—	(1,567.5)	(1.0)
Investment income	206.9	0.2	883.2	0.6	85.6	0.1
Net income (loss) before income taxes	17,281.5	13.2%	15,873.2	10.6%	(4,517.1)	(2.8)%

	For the year ended December 31,
	2009		2010		2011
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Income taxes expense	(4,698.1)	(3.6)	(3,950.0)	(2.6)	(3,137.8)	(2.0)
Net income (loss)	$12,583.4	9.6%	$11.923.2	8.0%	$(7,654.9)	(4.8)%

Year ended December 31, 2011 compared to year ended December 31, 2010

Revenues. Our total revenues increased by 7.0% to US$160.0 million in 2011 from US$149.6 million in 2010. This increase was driven largely by the growth of our Internet games business, led by growth in revenues generated from the World of Tanks game, a massive multiplayer online game that we commercially launched in the PRC on March 15, 2011. This increase in total revenues was partially offset by a decrease in revenues generated from our WVAS and mobile games businesses.

Our WVAS revenues decreased by 3.6% to US$80.3 million in 2011 from US$83.3 million in 2010. Revenues from our 2G services decreased by 2.6% to US$71.3 million in 2011 from US$73.2 million in 2010. Revenues from our 2.5G services decreased by 11.0% to US$8.9 million in 2011 from US$10.0 million in 2010. These decreases were mainly due to policies implemented by the PRC telecommunications operators since late 2009, including those policies which resulted in the suspension of billing on WAP and G+ mobile games by China Mobile and other PRC telecommunications operators on behalf of third party service providers of such services. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us may result in lower revenues or additional costs for us and materially and adversely affect our business operations, financial condition and results of operations.” To a lesser extent, the decreases were also due to a decrease in emphasis placed on WVAS by China Unicom, China Netcom and China Telecom, the three principal telecommunications operators in the PRC through which we collectively derived approximately 25% and 29% of our WVAS revenues in 2011 and 2010, respectively.

Our mobile games revenues decreased by 16.9% to US$40.9 million in 2011 from US$49.2 million in 2010. This decrease was mainly due to the adoption by China Mobile of measures similar to those that have affected our WVAS business, as described above, and China Mobile’s decision to de-emphasize its subscription-based mobile games download services. In addition, the decrease in our mobile games revenues was also attributable to an overall shift in the tastes and preferences of consumers in China from traditional feature-phone mobile games, which are mainly Java-based, to mobile games that are developed for smartphone platforms, such as iOS and Android mobile games. For a description of risks related to significant changes in service provider policies of the telecommunications operators, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Businesses — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us could result in lower revenues or additional costs for us and materially and adversely affect our business, financial condition, results of operations and prospects.” For a description of risks related to uncertainties in the PRC mobile games market, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Businesses — Our mobile games business has a short operating history, and the mobile games market in the PRC is subject to many uncertainties.”

Our Internet games revenues increased to US$38.9 million in 2011 from US$17.1 million in 2010. This increase was driven largely by significant growth in revenues generated from the operation of our massive multiplayer online game, the World of Tanks game, in the PRC, which saw an increase in sales of in-game items purchased by the World of Tanks game players. We commercially launched the World of Tanks game on March 15, 2011. The increase in our Internet games revenues was partially offset by a decrease in our Internet games licensing revenues, which decreased by 3.7% from US$2.4 million in 2010 to US$2.3 million in 2011. Revenues generated within the PRC increased to US$33.3 million in 2011 from US$12.5 million in 2010, representing approximately 86% and 73% of our total Internet games revenues in 2011 and 2010, respectively. This increase was primarily attributable to increases in transaction volumes from sales of in-game items of the World of Tanks game. The portion of our Internet games revenues derived outside the PRC includes both license fees and revenue share generated from the operation of our self-developed games by third party publishing partners. Revenues generated outside the PRC increased by 20.0% to US$5.6 million in 2011 from US$4.6 million in 2010, representing approximately 14% and 27% of our Internet games revenues in 2011 and 2010, respectively. This increase was largely attributable to increases in licensing fees and revenue share generated from our self-developed games, such as Loong and Sheng Mo Zhi Xue, in overseas markets, such as Taiwan, Korea and South East Asia.

Sales Tax. Our total sales tax increased by 19.3% to US$3.8 million in 2011 from US$3.2 million in 2010.

Our WVAS sales tax decreased by 12.2% to US$1.4 million in 2011 from US$1.6 million in 2010. The decrease was mainly due to a decrease in the volume of our WVAS business.

Our mobile games sales tax decreased by 32.9% to US$0.6 million in 2011 from US$0.9 million in 2010, primarily due to a decrease in the volume of our mobile games business.

Our Internet games sales tax increased by 159.6% to US$1.8 million in 2011 from US$0.7 million in 2010, largely due to an increase in the volume of our internet games business.

Cost of Revenues. Our total cost of revenues increased by 14.6% to US$91.9 million in 2011 from US$80.2 million in 2010, representing 57.5% and 53.6% of our total revenues in 2011 and 2010, respectively. This increase was largely due to increases in revenue sharing paid to third party Internet games licensors and other costs associated with our Internet games business, as a result of increases in the volume of our Internet games business.

Our WVAS cost of revenues increased by 5.0% to US$50.8 million in 2011 from US$48.3 million in 2010, representing 63.2% and 58.0% of our WVAS revenues in 2011 and 2010, respectively. Despite a decrease in our WVAS revenues, WVAS cost of revenues increased in 2011 as a result of higher costs incurred by us to support additional compliance costs related to the changes in our WVAS business as required by the policies implemented since 2009 by the PRC telecommunications operators to improve consumer experience. In addition, the increase in our WVAS cost of revenues was also due to increases in the cost of distribution channels for our WVAS services, which was principally attributable to the stricter operating environment as a result of the policies implemented by the PRC telecommunications operators described above.

Our mobile games cost of revenues decreased by 14.6% to US$25.2 million in 2011 from US$29.6 million in 2010, representing 61.8% and 60.1% of our mobile games revenues in 2011 and 2010, respectively. The decrease in our mobile games cost of revenues was primarily due to decreases in service fees and net transmission charges paid to the telecommunications operators, as a result of decreases in our overall mobile games business.

Our Internet games cost of revenues increased to US$15.9 million in 2011 from US$2.3 million in 2010, representing 40.9% and 13.7% of our Internet games revenues in 2011 and 2010, respectively. The significant increase in our Internet games revenues was primarily due to the significant increase in revenue sharing paid to third party Internet games licensors, as a result of significant increases in the volume of our Internet games business. In particular, the increase in revenue share paid to third party Internet games licensors was primarily due to increases in revenue sharing relating to the World of Tanks game.

Gross Profit and Gross Margin. Our total gross profit decreased by 2.9% to US$64.3 million in 2011 from US$66.1 million in 2010, primarily due to the decreased in the volume of our WVAS and mobile games business, which was partially offset by increases in the volume of our Internet games business. Our gross margin decreased slightly to 40.2% in 2011 from 44.2% in 2010.

Our WVAS gross profit decreased by 15.7% to US$28.1 million in 2011 from US$33.4 million in 2010, due to the decrease in our WVAS revenues relative to the increase in our WVAS cost of revenues, attributable primarily to a more strict operating environment as a result of the policies implemented by the PRC telecommunications operators described above. As a result of the foregoing, our WVAS gross profit margin decreased to 35.0% in 2011 from 40.1% in 2010.

Our mobile games gross profit decreased by 19.8% to US$15.0 million in 2011 from US$18.7 million in 2010, largely due to decreases in the volume of our mobile games business, as a result of the adoption by China Mobile of measures similar to those that have affected our WVAS business, as described above, and China Mobile’s decision to de-emphasize its subscription-based mobile games download services. Our mobile games gross margin decreased to 36.7% in 2011 from 38.0% in 2010, as the de-emphasis by China Mobile of its subscription-based mobile games download services resulted in higher subscriber turnover, which increased the costs necessary to support a lower level of revenues generated from our mobile games segment.

Our Internet games gross profit increased by 50.1% to US$21.2 million in 2011 from US$14.1 million in 2010, largely due to increases in the volume of our Internet games business, driven primarily by increases in sales from in-game item purchases made by the World of Tanks game players and our successful operation of the World of Tanks game. Our internet games gross margin decreased to 54.4% in 2011 from 82.3% in 2010, principally as a result of increases in revenue sharing relating to the World of Tanks game.

Operating Expenses. Our operating expenses increased by 9.7% to US$68.1 million in 2011 from US$62.2 million in 2010, representing 42.6% and 41.5% of our total revenues in 2011 and 2010, respectively. The increase in our operating expenses primarily reflected the impact of an impairment loss of US$20.3 million on goodwill and intangible assets for our WVAS segment, which was partially offset by a decrease in our product and development expenses. To a lesser extent, the increase in our operating expenses also reflected increases in our sales and marketing expenses, as a result of the increase in sales and marketing activity associated with our Internet games business.

Our product development expenses decreased by 35.7% to US$15.4 million in 2011 from US$24.0 million in 2010, representing 9.6% and 16.0% of our total revenues in 2011 and 2010, respectively. The decrease in our product and development expenses was primarily due to decreases in intangible assets amortization of our Internet games business and decreases in the number of our product development employees, which decreased to 660 as of December 31, 2011 from 773 as of December 31, 2010.

Our sales and marketing expenses increased by 10.1% to US$20.9 million in 2011 from US$19.0 million in 2010, representing 13.1% and 12.7% of our total revenues in 2011 and 2010, respectively. The increase in our sales and marketing expenses was primarily due to increase in sales and marketing activity associated with our Internet games business and increases in the number of our sales and marketing employees, which increased to 142 employees as of December 31, 2011 from 117 employees as of December 31, 2010, and, to a lesser extent, an increase in our customer service employees, which was increased to 97 employees as of December 31, 2011 from 93 employees as of December 31, 2010.

Our general and administrative expenses increased by 10.5% to US$11.6 million in 2011 from US$10.5 million in 2010, representing 7.2% and 7.0% of our total revenues in 2011 and 2010, respectively.

Change in Fair Value of Contingent Consideration for Business Acquisition. On March 23, 2011, we completed the last payment due to Dacheng’s shareholders. This final payment included US$14.6 million in cash and 123.5 million of our ordinary shares, which is equivalent to 3.1 million ADSs. The fair value of this payment was US$44.6 million, which resulted in a US$3.7 million change in fair value of the contingent consideration.

Loss on Extinguishment of Debt upon Prepayment of Convertible Senior Note. On February 25, 2011, we prepaid 70% of the aggregate principal amount of a 5-year convertible senior note issued to NGP in March 2009 for US$9.31 million in cash, plus any accrued but unpaid interest on the note. We recorded a US$1.6 million non-cash charge to our net income as a result of the premium paid to the underlying conversion price of the convertible senior note.

Income Tax. Our income tax decreased by 20.6% to US$3.1 million in 2011 from US$4.0 million in 2010, primarily reflecting the decrease in our taxable income.

Net income. As a result of the foregoing, we had a net loss of US$7.7 million in 2011 compared to net income US$11.9 million in 2010.

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

Our WVAS revenues decreased by 19.9% to US$83.3 million in 2010 from US$104.0 million in 2009. Revenues from our 2G services decreased by 11.4% to US$73.2 million in 2010 from US$82.7 million in 2009. Revenues from our 2.5G services decreased by 52.9% to US$10.0 million in 2010 from US$21.3 million in 2009. These decreases were mainly due to policies implemented by the PRC telecommunications operators since late 2009, which resulted in the suspension of billing on WAP and G+ mobile games by China Mobile and other PRC telecommunications operators on behalf of third party service providers of such services. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us may result in lower revenues or additional costs for us and materially and adversely affect our business operations, financial condition and results of operations.” To a lesser extent, the decreases were also due to decreasing emphasis placed on WVAS by China Unicom, China Netcom and China Telecom, three of the telecommunications operators through which we derive approximately 28% and 29% of our WVAS revenues in 2009 and 2010, respectively.

Our mobile games revenues increased by 80.1% to US$49.2 million in 2010 from US$27.3 million in 2009 as we began to focus more overall company resources to develop our mobile games business in 2010. The increase in revenues was primarily due to the subscription-based mobile games download services China Mobile launched in partnership with us in late 2009.

Our Internet games revenues was US$17.1 million in 2010. Overseas revenues and domestic revenues as percentages of total Internet games revenues were approximately 27% and 73%, respectively, in 2010.

Sales Tax. Our total sales tax increased by 11.2% to US$3.2 million in 2010 from US$2.9 million in 2009.

Our WVAS sales tax decreased by 30.3% to US$1.6 million in 2010 from US$2.3 million in 2009. The decrease was mainly due a decrease in the volume of our WVAS business.

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

Our mobile games cost of revenues increased to US$29.6 million in 2010 from US$11.7 million in 2009, mainly due to an increase in the volume of our mobile games business. Specifically, the increase in our mobile games cost of revenues was primarily attributable to higher cost associated with the subscription-based mobile games download service we launched in partnership with China Mobile in late 2009. Based on our agreement with China Mobile, we must share approximately 50% of our subscription-based revenues with China Mobile, compared to approximately 15% for single-download games. See “Item 4. — Information on the Company — Business Overview — Material Contracts with Telecommunications Operators for WVAS and Mobile Games.”

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

Our product development expenses increased by 31.2% to US$24.0 million in 2010 from US$18.3 million in 2009, primarily due to increased employee compensation, office rental, intangible assets amortization and other expenses related to the development of our mobile games and our Internet games business. The number of our product development employees increased to 773 as of December 31, 2010 from 741 as of December 31, 2009.

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

Change in Fair Value of Contingent Consideration for Business Acquisition. We acquired Dacheng in January 2010. On March 23, 2011, we completed the last payment due to Dacheng’s shareholders under the share purchase agreement, and finalized our acquisition of Dacheng. This last payment made by us to Dacheng included $14.6 million in cash and US$25.6 million in our ordinary shares, calculated based on our net profit of US$8.03 million for 2010. The number of ordinary shares to be issued was calculated using the 30-day average price prior to the March 23, 2011 settlement date, and the final number of ordinary shares to be issued on March 23, 2011 was determined to be 123.5 million, or 3.1 million ADSs. The fair value of the last payment due to Dacheng’s shareholders under the share purchase agreement was US$44.6 million on March 23, 2011, which resulted in a change in fair value of the contingent consideration recorded in our financial statements in 2011. However, based on the estimated financial performance of Dacheng in 2010, the total contingent consideration to be paid for the acquisition of Dacheng was calculated to be US$75.2 million, an increase of US$10.9 million from the fair value of the last payment due to Dacheng’s shareholders on March 23, 2011. This difference resulted in a change of US$10.9 million in contingent consideration payable, which was reflected as a gain in our net income in 2010.

Income Tax. Our income tax decreased by 15.9% to US$4.0 million in 2010 from US$4.7 million in 2009, primarily reflecting the decrease in our taxable income.

Net income. As a result of the foregoing, our net income decreased by 5.25% to US$11.9 million in 2010 from US$12.6 million in 2009.

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating, investing and financing activities for the periods indicated.

	For the year ended December 31,
	2009		2010		2011
	(in thousands of U.S. dollars)
Net cash provided by operating activities	US$	15,289.1	US$	26,013.6	US$	33,433.8
Net cash used in investing activities		8,282.6		10,314.9		40,284.8
Net cash used in financing activities		3,865.7		776.5		26,335.0
Effect of exchange rate changes		94.4		2,959.1		5,526.7
Net (decrease) increase in cash and cash equivalents		3,235.2		17,881.3		(27,659.3)
Cash and cash equivalents, beginning of year		136,054.3		139,289.5		157,170.8
Cash and cash equivalents, end of year	US$	139,289.5	US$	157,170.8	US$	129,511.5

Since the completion of our initial public offering, our primary sources of liquidity have been cash flow from operating activities and the proceeds of our initial public offering. We used a portion of the proceeds of our public offering to expand our business through acquisitions, and as of December 31, 2011, we had used the entire net proceeds from the initial public offering. As of December 31, 2010 and December 31, 2011, our cash and cash equivalents were US$157.2 million and US$129.5 million, respectively.

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

Net cash provided by operating activities increased to US$33.4 million in 2011 from US$26.0 million in 2010 and US$15.3 million in 2009. These increases were primarily due to cash provided by our Internet games business and a decrease in the turnover days of our accounts receivable.

Net cash used in investing activities increased to US$40.3 million in 2011 from US$10.3 million in 2010. This increase was mainly due to loans of RMB139.8 million, or US$22.19 million, at an interest rate of 6.39% per annum, made to Chengdu Jinhua Tianchuang Investment Co., Ltd in 2011, with China Mingsheng Banking Co., Ltd. as the arranger of the loans. Net cash used in investing activities increased to US$10.3 million in 2010 from US$8.3 million in 2009. This increase was primarily due to our increased acquisition activities, including our acquisitions of Sigma, Mailifang, Simlife, Success Blueprint, Zhulang, Dacheng and Shenzhen Zhida.

Net cash used in financing activities was US$26.3 million in 2011, compared to US$0.8 million in 2010. The change was primarily due to the payment of the deferred consideration of US$14.6 million for the acquisition of Dacheng in March 2011, prepayment of convertible senior note of US$9.3 million in February 2011 and share repurchase of US$2.7 million during 2011. Net cash used in financing activities was US$0.8 million in 2010, compared to US$3.9 million used in financing activities in 2009. The change was primarily due to the termination of our share repurchase plan, the cash we received from our employees when they exercised their share options in 2010 and the payment of the deferred consideration of US$1.25 million for the acquisition of Simlife in June 2010.

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

Indebtedness

In March 2009, we issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of US$6,775,400. In February 2011, we prepaid 70% of the aggregate principal amount, plus any accrued but unpaid interest thereof, of the convertible senior note for US$9.31 million in cash. Subsequently, in March 2012, NGP fully converted the convertible senior note into 22.8 million of our ordinary shares, which is equivalent to 570,000 of our ADSs, at a conversion price of US$0.08915 per ordinary share (equivalent to US$3.6 per ADS), representing approximately 1.0% of our total shares outstanding as of March 31, 2012. For 2010 and 2011, we paid NGP US$1,059,905 and US$487,763, respectively, in interests on the convertible senior note.

Our indebtedness as of December 31, 2010 and 2011 was US$3,552,716 and US$1,272,619, respectively.

We intend to meet the majority of our future funding needs through cash flow generated from operating activities and our current cash and cash equivalents. Our treasury objective is to maintain safety and liquidity of our cash. Substantially all of our cash and cash equivalents are denominated in Renminbi.

Except as described above, as of December 31, 2011, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or purchase commitments, guarantees or other material contingent liabilities.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2011:

	Payments due by period
	Total						Within
			Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in thousands of U.S. dollars)
Short-Term Debt Obligations	US$	—	US$	—	US$	—	US$	—	US$	—
Convertible Senior Note:
Principal		2,032.6		—		2,032.6		—		—
Interest		360.0		162.6		197.4		—		—
Other Long-Term Debt Obligations		—		—		—		—		—
Capital (Finance) Lease Obligations		—		—		—		—		—
Operating Lease Obligations		1,842.1		1,526.3		213.3		102.5		—
Purchase Obligations		4,395.1		3,550.8		612.3		232.0		—
Other Contractual Commitments								—		—
Total		8,629.8		5,239.7		3,055.6		334.5		—

In March 2009, we issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of US$6,775,400. In February 2011, we prepaid 70% of the aggregate principal amount, plus any accrued but unpaid interest thereof, of the convertible senior note for US$9.31 million in cash. Subsequently, in March 2012, NGP fully converted the convertible senior note into 22.8 million of our ordinary shares, which is equivalent to 570,000 of our ADSs. See “— Liquidity and Capital Resources — Cash Flows and Working Capital.”

Capital Expenditures

Our total capital expenditures in 2009, 2010 and 2011 were US$1.6 million, US$1.7 million and US$1.9 million, respectively. We did not have any material commitment for capital expenditures as of December 31, 2011. We currently do not have any material capital expenditures in progress.

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

PRC

Our PRC subsidiaries and operating companies are subject to the New EIT Law, which ordinarly imposes a tax rate of 25% on all enterprises, including foreign-invested enterprises. However, under the New EIT Law, “high-and-new technology enterprises strongly supported by the State”, or HNTE, are entitled to a preferential tax rate of 15%. HNTE status allows qualifying PRC-based enterprises to use a 15% tax rate for three years, renewable for an additional three-year period if business operations of these enterprises continue to qualify for HNTE status. In 2008, Kongzhong Beijing, Beijing AirinBox, BJXR and Tianjin Mammoth were granted HNTE status by the PRC tax authority under the New EIT Law. KongZhong China, Beijing Chengxitong and Beijing WINT were subsequently granted HNTE status in 2009. In addition, KongZhong China, Beijing WINT, Beijing Chengxitong and BJXR were also granted 50% tax relief in 2009. In 2011, each of KongZhong Beijing, Beijing AirInbox, BJXR and Tianjin Mammoth renewed its HNTE status for an additional three-year period. In addition, the PRC tax authority also granted Xinreli and Dacheng in 2010 and 2011, respectively, an income tax exemption for two years and a 50% tax relief for three years thereafter. According to the New EIT Law, PRC-based enterprises that have already enjoyed HNTE status for six years must reapply for HNTE status at the end of the second three-year period. For risks relating to the discontinuation of any of the preferential tax treatements or the renewal of HNTE status, see “Item 3 — Key Information — Risk Factors — Risks Relating to the PRC – The discontinuation of any of the preferential tax treatments available to us in the PRC or the rejection of our application for preferential tax treatments could adversely affect our business, operating results and financial condition.”

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

In addition, the New EIT Law and the New EIT Implementation Regulation provide that, in some circumstances, an income tax rate of 10% would be applied to dividends payable to foreign investors. However, dividend income received by a resident enterprise from another resident enterprise is exempted from the EIT. Under the New EIT Law and the New EIT Implementation Regulation, a non-resident enterprise’s net income originating from “sources within the PRC” will be subject to a 10% EIT rate. Under the New EIT Implementation Regulation, whether a dividend payment constitutes income from “sources within the PRC” is determined by the location of the enterprise which pays the dividend. Income tax on dividends from the PRC payable to a non-PRC-resident enterprise is at a rate of 10%. As a result, KongZhong Beijing, KongZhong China, Anjian Xingye and Simlife Beijing may be required to withhold all or part of such income tax when paying us dividends. The aggregate undistributed earnings of our subsidiaries and our PRC operating companies and their subsidiaries that are available for distribution to us as of December 31, 2011 are considered to be indefinitely reinvested and, accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to us under the New EIT Law and New EIT Implementation Regulation. The PRC tax authorities have also clarified that distributions made out of retained earnings derived from income before January 1, 2008 will not be subject to such withholding tax. See “Item 3 — Key Information — Risk Factors — Risks Relating to the PRC – We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.”

Moreover, our revenues are subject to sales taxes. Since August 2003, each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR, Simlife Beijing,  Beijing Shiyuan Leya, Mailifang, Xinreli, Zhulang, Dacheng and Shenzhen Zhida is subject to a 3% business tax for WVAS, an aggregate of 8% of sales tax and cultural business construction fee for mobile advertising services and 5% business tax for other services. Each of KongZhong Beijing, KongZhong China and Tianjin Mammoth is subject to a 5% sales tax. In future periods, we expect that a substantial portion of our revenues will be generated through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang, Xinreli and Dacheng. In addition, pursuant to the arrangements that KongZhong Beijing has entered into with each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR and Mailifang, that KongZhong China has entered into with Dacheng and that Simlife Beijing has entered into with Xinreli, each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng pays us service fees. The amount of such payments will be subject to the 5% business tax payable by KongZhong Beijing, KongZhong China and Simlife Beijing. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

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

Name	Age	Position
Leilei Wang	39	Chairman of the Board of Directors, Chief Executive Officer
Jay Chang	40	Director and Chief Financial Officer
Xiaoxin Chen	39	Independent Director
Hope Ni	39	Independent Director
Charles Xue	58	Independent Director
Tai Fan	40	Chief Investment Officer
Zhen Yang	47	President

Leilei Wang, 39, has served as the Chairman of the Board of Directors of our company and our Chief Executive Officer since October 2008. His current term expires in 2013. Mr. Wang was the chief executive officer of TOM Online from September 2003 to September 2008. Between 1999, when Mr. Wang joined TOM Group Limited, or TOM Group, TOM Online’s parent company, and 2003, Mr. Wang held various management positions within TOM Group. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a bachelor’s degree in Electronic Technology and Information. See “ — Recent Developments.”

Jay Chang, 40, has served as the Chief Financial Officer of our company since February 2009 and has been a Director of our company since July 2010. His current term expires in 2014. Before joining our company, Mr. Chang was the president and chief financial officer of 56.com, a leading online video provider in the PRC. Before that, he was the chief financial officer of TOM Online for over two years. Prior to TOM Online, for nearly six years, Mr. Chang was the director of equity research at Credit Suisse, responsible for covering the Internet and telecommunications sectors in the PRC. Mr. Chang graduated in 1994 from University of Washington with a bachelor’s degree in Electrical Engineering.

Xiaoxin Chen, 39, has been an Independent Director of our company since September 2008. His current term expires in 2012. Mr. Chen has been a managing partner of Zeniphs China Capital, a private equity fund, since late 2007. Before joining the fund, Mr. Chen was the chief financial officer of Oak Pacific Interactive, or OPI, a leading next generation Internet platform provider that offers web 2.0 communities, content creation and distribution, gaming and integrated communication in the PRC. Before joining OPI, Mr. Chen was an investment banker at Citigroup Hong Kong. Mr. Chen was an independent director of Abax Global Capital (Hong Kong) Ltd. before August 2011. Mr. Chen is also the independent director of Prosten Technology Holdings Ltd., a Hong Kong Stock Exchange Growth Enterprise Market-listed company. Mr. Chen received his bachelor’s degree in Operations Research and Industrial Engineering (summa cum laude) from Cornell University and his MBA degree from Stanford Graduate School of Business and was a recipient of the 2000 Arjay Miller Scholar Award upon graduation.

Hope Ni, 39, has been an Independent Director of our company since January 2007. Her current term expires in 2012. Ms. Ni has been the chairman of the board of directors of Inspire Capital, an investment and consulting company, since May 2008, which changed its name from Rising Year Group Limited in 2011. Until January 2008, Ms. Ni served as the chief financial officer and director for Cogo Group, Inc., a NASDAQ -listed company and a technology service provider in the PRC, which she joined in August 2004. Prior to joining Cogo, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, specializing in corporate finance, during which she was actively involved in the initial public offerings and New York Stock Exchange/NASDAQ listings of a number of major global PRC-based companies. Prior to that, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni is also an independent director at Digital China Holdings Ltd., a Hong Kong-listed company; JA Solar Holdings Co., Ltd., a NASDAQ-listed company; and ATA Inc., a NASDAQ-listed company. Ms. Ni received her J.D. degree from the University of Pennsylvania Law School and her bachelor’s degree in Applied Economics and Business Management from Cornell University.

Charles Xue, 59, has been an Independent Director of our company since July 2009. His current term expires in 2014. Mr. Xue was the original founder and is the chairman of the board of directors of ChinaEdu Corporation, a leading NASDAQ-listed educational service provider in China. Before that, Mr. Xue was the original founder of UT Starcom, a global leader and a NASDAQ-listed company in the manufacture, integration and support of Internet protocol-based, end-to-end networking and telecommunications solutions, and served as its chairman and vice chairman from 1991 to 2001. Mr. Xue received his postgraduate degree in East Asia History Specialty from the University of California, Berkeley in 1983.

Tai Fan, 40, has served as the Chief Investment Officer of our company since March 2009. Since August 2002, Mr. Fan has served as the vice president of the department of finance at Beijing Super Channel, a subsidiary of TOM Online, and as an executive vice president of TOM Online. Prior to joining TOM Online, Mr. Fan served as the financial controller of Xin De Telecom and was an auditor at KPMG. Mr. Fan graduated in 2003 from the State University of New Jersey, Rutgers with an EMBA and in 1994 from Beijing College of Economics with a bachelor’s degree in Accounting.

Zhen Yang, 47, has served as the President of our Company since January 2010, pursuant to the definitive share purchase agreement we entered into with Dacheng on December 15, 2009. Mr. Yang previously served as the chief executive officer and chairman of Dacheng. Since December 2002, Mr. Yang has served as the executive vice president of NC-Sina, a joint venture of Sina.com and NCsoft Corporation, and as a vice president of Sina.com. Prior to joining Sina.com, Mr. Yang served as the vice president of NetEase from January 2002 to November 2002, the vice president of UBISOFT China from September 1996 to October 2001, general manager of Topdisk Multimedia (Hangzhou) Ltd. from February 1994 to October 1996 and was a lecturer in Zhejiang University and Nanjing Communications Engineering College. Mr. Yang graduated in 1989 from Zhejiang University with a master’s degree in Communication System and in 1984 from South China University of Science and Technology with a bachelor’s degree in Radio Engineering.

There is no family relationship between any of our Directors or senior officers.

As a NASDAQ listed company, we are required by the NASDAQ Listing Rules to have a majority of the Board of Directors comprised of independent directors. Our Independent Directors currently are Hope Ni, Xiaoxin Chen and Charles Xue. Our Independent Directors held executive sessions at which only Independent Directors were present once each quarter of 2011.

Our Memorandum and Articles of Association provide for three classes of Directors, each with three-year terms. Retiring Directors are eligible for re-election. Each of our executive Directors has entered into a service contract with us, while other Directors have entered into no such agreements.

In 2011, each of our Independent Directors who served on three committees received US$30,000 for each year of service. In addition, we granted restricted share units covering 160,000 of our ordinary shares per year to each of our Independent Directors when he or she was appointed. Such restricted share units are vested quarterly in 12 equal tranches as long as such Director is continuing his or her service.

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

Audit Committee

We have established an audit committee in accordance with the NASDAQ Listing Rules, which reviews our internal accounting procedures and considers and reports to the Board of Directors with respect to other auditing and accounting matters, including the selection of an independent registered public accounting firm, the scope of annual audits, fees to be paid to the independent registered public accounting firm and the performance of the independent registered public accounting firm. The committee has a formal written charter that sets forth its duties and powers. The current members of our audit committee are Xiaoxin Chen, Hope Ni and Charles Xue, each of whom is an Independent Director. The Board of Directors has determined that each of Mr. Chen and Ms. Ni is an audit committee financial expert within the meaning of the U.S. securities laws. Our audit committee met at least once in each quarter of 2011.

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

Compensation of Directors, Senior Officers and Employees

Our senior officers receive compensation in the form of salaries, annual bonuses and stock options. We have entered into service agreements with each of our senior officers. None of these service agreements provides benefits to our senior officers upon termination. The aggregate remuneration paid and benefits in kind granted to our senior officers for the years ended December 31, 2010 and December 31, 2011 were approximately US$3.2 million and US$2.2 million, respectively. In addition, the aggregate remuneration paid to our Independent Directors was US$147,000 and US$142,000, respectively, in 2010 and 2011.

In 2011, the total amount set aside or accrued by us or our subsidiaries to provide housing, medical and pension benefits, unemployment insurance and staff welfare for employees, including our non-Independent Directors and senior officers, was US$3.6 million.

Stock Options and Restricted Share Units

Our 2002 Plan and 2006 Plan are intended to provide incentives to our Directors, officers and employees as well as consultants and advisors of our company and its present or future parent company or subsidiaries, or any related corporations.

KongZhong Corporation 2002 Equity Incentive Plan

The 2002 Plan was approved by our shareholders at a meeting held on June 6, 2002. Pursuant to the 2002 Plan, we originally reserved a total of 70,000,000 ordinary shares for issuance under two categories of options: incentive stock options, which may be granted to officers and employees of our company and any present or future parent or subsidiary of our company, or the related corporations, and non-qualified options, which may be granted to any employee, officer, Director, consultant or advisor of our company and the related corporations. We increased the number of ordinary shares reserved for issuance under the 2002 Plan to 105,000,000 on February 15, 2004, and to 137,000,000 on September 6, 2005. Both increases have been approved by our shareholders.

As of December 31, 2011, under the 2002 Plan, we had granted options to purchase an aggregate of 275,930,280 of our ordinary shares, of which options to purchase 151,919,623 ordinary shares have lapsed and 19,389,427 were exercisable at exercise prices ranging from US$0.0025 to US$0.1508 per ordinary share. The exercise prices represent the fair market values of the underlying ordinary shares on the dates the options were granted.

During 2011, under the 2002 Plan, we granted options to purchase 19,800,000 of our ordinary shares, options to purchase 5,034,283 of our ordinary shares lapsed, and options to purchase 6,566,880 of our ordinary shares were exercised. For the options granted in 2011, the vesting schedule provides for 25% of the options to vest on the first anniversary of the date of the grant, and the remaining 75% to vest in 12 equal quarterly tranches beginning one calendar quarter after the date of such anniversary. With respect to the options that we have granted to our Independent Directors, the options are vested in 12 equal quarterly tranches beginning one calendar quarter after the grant date. The expiration date for each option is ten years from the date of grant.

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

As of December 31, 2011, under the 2006 Plan, we had granted an aggregate of 224,440,000 restricted share units, of which 46,297,500 have lapsed.

During 2011, under the 2006 Plan, we granted restricted share units covering 16,160,000 of our ordinary shares, restricted share units covering 1,975,000 of our ordinary shares lapsed and restricted share units covering 35,303,333 of our ordinary shares were vested. With respect to the restricted share units that we have granted to our employees, the vesting schedule provides for 25% of the restricted share units to vest on the first anniversary of the date of the grant, and the remaining 75% to vest in 12 equal quarterly tranches beginning one calendar quarter after the date of such anniversary. With respect to the restricted share units that we have granted to our Independent Directors and advisors, the restricted share units are vested in 12 equal quarterly tranches beginning one calendar quarter after the grant date. The expiration date for each restricted share unit is ten years from the date of grant.

The Board of Directors administers the 2002 Plan and the 2006 Plan and has wide discretion in awarding stock options, restricted share units and other forms of equity compensation. Subject to the provisions of the 2002 Plan and the 2006 Plan, the Board of Directors determines who will be granted equity compensation, the type and timing of equity compensation to be granted, the vesting schedule and other terms and conditions of the equity compensation, including the exercise price of the stock options. On December 30, 2005, the Board of Directors, following the recommendation of the compensation committee, approved a resolution authorizing our Chief Executive Officer to grant up to 8,000,000 stock options to non-officer employees without prior written approval by the compensation committee or the Board.

Generally, if an outstanding equity compensation award granted under the 2002 Plan and the 2006 Plan has not vested by the date of termination of the grantee’s employment with us, no further tranches of the grantee’s equity compensation award will become exercisable following the date of such cessation of employment, and the grantee’s already vested but unexercised equity compensation awards will terminate after a period of 90 days from such cessation of employment.

The Board of Directors may terminate or amend the 2002 Plan and the 2006 Plan at any time; provided, however, that the Board of Directors must seek our shareholders’ approval with respect to certain major modifications to the 2002 Plan and the 2006 Plan, and, if such amendment or termination would adversely affect the rights of a grantee under any option granted, the approval of such grantee would be required. Without further action by our Board, the 2002 Plan will terminate on June 6, 2012 and the 2006 Plan will terminate on October 11, 2016.

The 2002 Plan and the 2006 Plan provide for acceleration of awards upon the occurrence of certain consolidations, mergers, acquisitions or sale of all or substantially all assets or shares of our company. In any such case, our Board shall take, among others, one or more of the following actions: accelerate the date of exercise of such options or any tranche of such options, provide a fixed period of time that the grantees must exercise such options or terminate all options in exchange for cash payment.

The following table sets forth information on stock options and restricted share units that have been granted and are outstanding as of December 31, 2011, pursuant to the 2002 Plan and the 2006 Plan.

	Ordinary shares underlying options				Restricted Share Units
	2011 option grants	Pre-2011 option grants	Expiration date	Exercise price per share (US dollars)(1)	2011 grants	Pre-2011 grants	Expiration date
Directors and Senior Officers
Leilei Wang	—	—	—	—	—	12,000,000 (2)	Dec. 18, 2018
Xiaoxin Chen	—	—	—	—	480,000 (3)	—	Oct. 2, 2021
Hope Ni	—	—	—	—	480,000 (4)	—	Oct. 2, 2021
Charles Xue	—	—	—	—	—	120,000 (5)	Jul. 14, 2019
Jay Chang	2,000,000	—	Oct. 2, 2021	0.0950	2,000,000	10,000,000 (6)	Oct. 2, 2021
Tai Fan	—	—	—	—	4,000,000	12,750,000 (7)	Jul. 9, 2019 to Oct. 2, 2021
Other employees (comprising 100 individuals)	17,800,000	30,885,617	Jun. 30, 2012 to Oct. 20, 2021	0.0025 to 0.1508	9,200,000	5,445,000	Dec. 18, 2018 to Oct. 2, 2021
Total	19,800,000	30,885,617			16,160,000	40,315,000

(1)	The exercise price per share of options granted represents the fair market value of the underlying ordinary shares on the date the options were granted.

(2)	Leilei Wang was granted 48,000,000 restricted share units on December 19, 2008, of which 25% vested on December 19, 2009, and the remaining 75% will vest in 12 equal tranches beginning from March 19, 2010 and continuing at the end of each subsequent three-month period. As of December 31, 2011, 36,000,000 restricted share units were vested.

(3)	Xiaoxin Chen was granted 480,000 restricted share units on September 16, 2008, which vest in 12 equal tranches beginning on December 16, 2008 and continuing at the end of each subsequent three-month period. He was granted 480,000 restricted share units on October 3, 2011, which vest in 12 equal tranches beginning on January 3, 2012 and continuing at the end of each subsequent three-month period. As of December 31, 2011, 480,000 restricted share units were vested.

(4)	Hope Ni was granted 480,000 restricted share units on February 14, 2007, which vest in 12 equal tranches beginning on May 14, 2007 and continuing at the end of each subsequent three-month period. She was granted 480,000 restricted share units on October 3, 2011, which vest in 12 equal tranches beginning on January 3, 2012 and continuing at the end of each subsequent three-month period. As of December 31, 2011, 480,000 restricted share units were vested.

(5)	Charles Xue was granted 480,000 restricted share units on July 15, 2009, which vest in 12 equal tranches beginning on October 15, 2009 and continuing at the end of each subsequent three-month period. As of December 31, 2011, 360,000 restricted share units were vested.

(6)	Jay Chang was granted 32,000,000 restricted share units on February 3, 2009, of which 25% vested on February 3, 2010, and the remaining 75% vest in 12 equal tranches beginning from May 3, 2010 and continuing at the end of each subsequent three-month period. He was granted 2,000,000 restricted share units and options for 2,000,000 ordinary shares on October 3, 2011, of which 25% will vest on October 3, 2012, and the remaining 75% will vest in 12 equal tranches beginning from January 3, 2013 and continuing at the end of each subsequent three-month period. As of December 31, 2011, 22,000,000 restricted share units were vested.

(7)	Tai Fan was granted 12,000,000 restricted share units on July 10, 2009, of which 25% vested on July 10, 2010, and the remaining 75% will vest in 12 equal tranches beginning from October 10, 2010 and continuing at the end of each subsequent three-month period. He was granted 12,000,000 restricted share units on June 22, 2010, of which 25% vested on June 22, 2011, and the remaining 75% will vest in 12 equal tranches beginning from October 10, 2010 and continuing at the end of each subsequent three-month period. He was granted 4,000,000 restricted share units on October 3, 2011, of which 25% will vest on October 3, 2012, and the remaining 75% will vest in 12 equal tranches beginning from January 3, 2013 and continuing at the end of each subsequent three-month period. As of December 31, 2011, 11,250,000 restricted share units were vested.

Stock-based Compensation Expense

We recorded stock-based compensation expenses of US$4.2 million, US$5.0 million and US$4.6 million in 2009, 2010 and 2011, respectively.

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

As of March 31, 2012, the following Directors and officers held beneficial ownership of ordinary shares in our company.

Name	Number of shares beneficially owned	Of which, shares underlying equity compensation awards that will vest within 60 days	% of our issued share capital as of March 31, 2012(1)
Leilei Wang	355,920,582	3,000,000	21.42%
Zhen Yang	52,283,723	-	3.15%
Jay Chang	24,000,000	2,000,000	1.44%
Xiaoxin Chen	520,000	40,000	*
Charles Xue	400,000	40,000	*
Hope Ni	520,000	40,000	*
Fan Tai	11,250,000	1,500,000	*

(1)	Adjusted to reflect the issuance of ordinary shares upon full exercise of all outstanding options and restricted share units granted under the 2002 Plan and 2006 Plan.

*	Less than one percent.

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

The table below sets forth certain information with respect to the beneficial owners of 5% or more of our ordinary shares as of March 31, 2012:

	Shares beneficially owned
Name	Number	Percent
Leilei Wang(1)	355,920,582	21.3%
Nick Yang	131,400,000	7.9%
IDG - Accel China Growth Fund II L.P.(2)	94,381,160	5.6%

	Shares beneficially owned
Name	Number	Percent
IDG-Accel China Growth Fund II Associates L.P.(2)	94,381,160	5.6%
IDG-Accel China Investors II L.P.(2)	94,381,160	5.6%
IDG-Accel China Growth Fund GP II Associates Ltd.(2)	94,381,160	5.6%
Chi Sing Ho(2)	94,381,160	5.6%
Quan Zhou(2)	94,381,160	5.6%
SF Capital Ltd(3)	143,070,080	8.6%
Shin Fang(3)	143,070,080	8.6%

Diamondback Master Fund, Ltd. (4)	74,633,000	4.5	%(6)
Diamondback Capital Management, LLC(4)	74,633,000	4.5	%(6)
DBCM Partners, LLC (4)	74,633,000	4.5	%(6)
Nokia Growth Partners II, L.P.(5)	102,800,000	6.1%
N.G. Partners II, L.L.C.(5)	102,800,000	6.1%
John Gardner(5)	102,800,000	6.1%
Paul Asel(5)	102,800,000	6.1%

(1)	As of March 31, 2012. Leilei Wang holds a portion of his ordinary shares in our company through Right Advance Management Ltd. and Chiming Bells International Limited, both of which are British Virgin Islands companies he controls.

(2)	As of March 28, 2012. IDG-Accel China Growth Fund II L.P., or IDG Fund LP, is a limited partnership organized under the laws of the Cayman Islands. IDG-Accel China Investors II L.P., or IDG Investors LP, is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Fund LP is IDG-Accel China Growth Fund II Associates L.P., or IDG Associates LP, a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Associates LP is IDG-Accel China Growth Fund GP II Associates Ltd., or IDG GP, a limited liability company incorporated under the laws of the Cayman Islands. The general partner of IDG Investors LP is IDG GP. The directors and executive officers of IDG GP are Chi Sing Ho and Quan Zhou. On March 19, 2012, Chi Sing Ho replaced Patrick J. McGovern as one of the two directors of IDG GP.

(3)	As of February 27, 2012. Shin Fang owns 100% of SF Capital Ltd., a British Virgin Islands company.

(4)	As of March 1, 2012. Diamondback Capital Management, LLC is the investment manager of Diamondback Master Fund, Ltd. DBCM Partners, LLC is the managing member of Diamondback Capital Management, LLC. Each of Lawrence Sapanski and Richard H. Schimel serves as a managing member of DBCM Partners, LLC.

(5)	As of February 26, 2012. Upon the exercise of the warrant it received from our company in March 2009, NGP, a limited partnership organized under the laws of the State of Delaware, would beneficially own 102.8 million of our ordinary shares. N.G. Partners II, L.L.C., a limited liability company organized under the State of Delaware, is the general partner of NGP. John Gardner and Paul Asel are managing members of N.G. Partners II, L.L.C.

(6)	According to the Schedule 13G filed on March 1, 2012, Diamondback Capital Management, LLC, Diamondback Master Fund, Ltd. and DBCM Partners, LLC each beneficially owned 5.05% of our outstanding ordinary shares, calculated based on the number of ordinary shares issued and outstanding as of February 22, 2012.

None of the major shareholders has voting rights that differ from the voting rights of other shareholders.

As of December 31, 2011, there were 1,661,939,143 ordinary shares issued and outstanding. Citibank, N.A., or Citibank, the depositary under our ADS deposit agreement, has advised us that as of March 31, 2012, 28,196,917 ADSs, representing 1,127,876,680 ordinary shares, were held of record by Cede & Co. and three other registered shareholders. We have no further information as to ordinary shares held or beneficially owned by U.S. persons.

To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may at a later date result in a change of control of our company.

Related Party Transactions

Contractual Arrangements relating to our Operating Companies

In order to comply with PRC regulations, we operate our business in the PRC through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, companies that are wholly owned by PRC citizens. We have entered into a series of contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli, Dacheng and their respective shareholders, including agreements on provision of loans, provision of services and certain corporate governance and shareholder rights matters.

Set forth below is a summary of the material provisions of these agreements.

Loan Agreements. On March 31, 2004, we entered into a loan agreement with Yunfan Zhou, our former Chief Executive Officer, Songlin Yang, the uncle of Nick Yang, the former Vice Chairman of our Board of Directors, and Zhen Huang, the wife of Nick Yang, pursuant to which we amended and restated the terms and conditions of our long-term loans in the total principal amount of RMB2.2 million (approximately US$281,737) that we provided to Yunfan Zhou, Songlin Yang and Zhen Huang, in the proportion of their shareholding percentages in Beijing AirInbox. The loans are interest-free and the proceeds have been invested into Beijing AirInbox as a capital contribution by the borrowers. Pursuant to the loan agreement, each of the borrowers agreed to transfer his or her interest in Beijing AirInbox to KongZhong Beijing when permitted under PRC law as repayment of the loan. Each of the borrowers also agreed that the loan will become due and payable if, among other things, (i) either Yunfan Zhou or Nick Yang resigns or is removed from office by KongZhong Beijing or its affiliates, (ii) the respective borrower commits a criminal offense, (iii) any third party raises against the respective borrower a claim of more than RMB0.5 million (approximately US$64,031), (iv) foreign investment in a telecommunications value-added services business is permitted and the relevant government authorities start approving such foreign investment, or (v) the borrower dies or becomes incapacitated. In addition, the loan shall be repaid only in the form of a transfer of each borrower’s entire equity interest in Beijing AirInbox to us or, if transfer of ownership to us is prohibited under applicable law, to our designees. Upon the transfer of each borrower’s equity interest in Beijing AirInbox, any proceeds from the transfer shall be used to offset his or her loan repayment obligation to us or our designees. The term of the loan agreement is ten years, automatically renewable at our option. Pursuant to an amendment to the loan agreement among Yunfan Zhou, Songlin Yang, Zhen Huang and Guijun Wang, one of our former employees, dated October 16, 2006, Guijun Wang replaced Yunfan Zhou as a party to the loan agreement and assumed all the rights and obligations of Yunfan Zhou under the loan agreement.

On March 31, 2004, we entered into a loan agreement with Yang Cha, one of our former employees, and Songlin Yang, pursuant to which we have agreed to grant loans to Yang Cha in the aggregate principal amount of RMB4.4 million (approximately US$563,474) and to Songlin Yang in the amount of RMB3.4 million (approximately US$435,412). These loans are interest-free and the proceeds are to be exclusively invested into Beijing AirInbox as contribution to the capital increase in Beijing AirInbox by Yang Cha and Songlin Yang. The terms and conditions of this loan agreement are substantially the same as the loan agreement that we entered into with Yunfan Zhou, Songlin Yang and Zhen Huang on March 31, 2004. Pursuant to an amendment to the loan agreement among Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006, Songlin Yang and Linguang Wu, one of our employees, replaced Yang Cha as a party to the loan agreement and assumed all the rights and obligations of Yang Cha under the loan agreement.

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

Option Agreements. KongZhong Beijing, Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, who are the current shareholders of Beijing AirInbox, entered into an amended and restated option agreement with KongZhong Beijing on October 16, 2006, pursuant to which each of Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu granted KongZhong Beijing an option to purchase their respective equity interests in Beijing AirInbox at the price of RMB100,000 (approximately US$12,806) per one percent of its registered capital. The term of this agreement is the earlier of: (i) ten years from the date of the agreement; and (ii) the date on which all of the equity interest of Beijing AirInbox has been purchased by KongZhong Beijing. This agreement supersedes the amended and restated exclusive option agreement entered into among KongZhong Beijing, Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang on May 10, 2004.

Yunfan Zhou and Zhen Huang, who were the shareholders of Beijing Boya Wuji, entered into an exclusive option agreement with KongZhong Beijing on March 31, 2004, pursuant to which each of these shareholders granted KongZhong Beijing an exclusive option to purchase their respective equity interests in Beijing Boya Wuji. Following the acquisition by Beijing AirInbox of 100% of the equity interest in Beijing Boya Wuji, KongZhong Beijing, Yunfan Zhou and Zhen Huang entered into a termination agreement pursuant to which the exclusive option agreement was terminated effective October 27, 2006.

Yang Yang and Hai Qi, former shareholder of Beijing WINT, entered into an option agreement with KongZhong Beijing on June 29, 2006, pursuant to which each of Yang Yang and Hai Qi granted KongZhong Beijing an option to purchase their respective equity interests in Beijing WINT for the lower of: (i) the lowest price permitted by PRC laws; or (ii) the value of the audited net assets of Beijing WINT. The term of this agreement was until all the equity interests held by these shareholders have been purchased by KongZhong Beijing as permitted by PRC laws. This agreement superseded the exclusive option agreement entered into among KongZhong Beijing, Yang Yang, Linguang Wu and Guijun Wang on February 28, 2005. Subsequently, Yang Yang, Jingye Sun and Li Ai, who are the current shareholders of Beijing WINT, entered into an option agreement with KongZhong Beijing on September 5, 2008, pursuant to which each of Yang Yang, Jingye Sun and Li Ai granted KongZhong Beijing an option to purchase their respective equity interests in Beijing WINT for the lower of: (i) the lowest price permitted by PRC laws; or (ii) the value of the audited net assets of Beijing WINT. The term of this agreement is until all the equity interests held by these shareholders have been purchased by KongZhong Beijing as permitted by PRC laws. This agreement supersedes the exclusive option agreement entered into among KongZhong Beijing, Yang Yang, Linguang Wu and Guijun Wang on June 29, 2006.

Yang Li and Xuelei Wu, who are the shareholders of Beijing Chengxitong, entered into an exclusive option agreement with KongZhong Beijing on November 21, 2005, pursuant to which each of these shareholders granted KongZhong Beijing an exclusive option to purchase their respective equity interests in Beijing Chengxitong for the lower of: (i) the lowest price permitted by PRC laws; or (ii) the amount of the audited net assets of Beijing Chengxitong. The term of this agreement is until the date that all of the equity interests in Beijing Chengxitong have been purchased by KongZhong Beijing.

Yang Li and Guijun Wang, who are the shareholders of BJXR, entered into an exclusive option agreement with Anjian Xingye on January 28, 2006, pursuant to which each of these shareholders granted Anjian Xingye an exclusive option to purchase their respective equity interests in BJXR at the lowest price permitted by the then PRC law. The term of this agreement is until the date all of the equity interests in BJXR have been purchased by Anjian Xingye. This agreement was terminated on February 8, 2009, on which day Yang Li and Guijun Wang entered into a new option agreement with KongZhong China based on similar terms as in the agreement with Anjian Xingye.

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

Technical and Consulting Services Agreements. Beijing AirInbox entered into a technical and consulting services agreement with KongZhong Beijing on March 31, 2004, pursuant to which KongZhong Beijing will provide ongoing technical and consulting services to Beijing AirInbox. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of Beijing AirInbox for such quarter. KongZhong Beijing may partially waive any quarterly payment as long as: (i) the cash and cash equivalents owned by Beijing AirInbox is below RMB100 million (approximately US$12,806,229); and (ii) the payment of service fees by Beijing AirInbox is no less than RMB5 million (approximately US$640,311) for such quarter. The term of this agreement is for ten years from the date of execution, automatically renewable at KongZhong Beijing’s option, and may be terminated only at the option of KongZhong Beijing.

Beijing AirInbox entered into a technical and consulting services agreement with KongZhong China on July 1, 2006, pursuant to which KongZhong China will provide technical consulting and services to Beijing AirInbox. The services to be provided under the agreement include, among others, maintenance of the machine room and website, network services and maintenance of such services, integrated security services for the website, designing and implementation of the website network, installation of the server and 24 hours’ daily maintenance, development and testing of new products, marketing of new products, creation, designing, updating and maintenance of the web pages, maintenance of the clients’ service platform, training of employees, market analysis and public relations. The service fees will be calculated monthly, based on a certain percentage of the revenues received by Beijing AirInbox during each month. The term of this agreement is for ten years from the date of execution. This agreement may be terminated only at the option of KongZhong China and is automatically renewable unless KongZhong China gives its written consent to terminate the agreement three months prior to expiration of the agreement.

Beijing Boya Wuji entered into an exclusive technical and consulting services agreement with KongZhong Beijing on March 31, 2004, pursuant to which KongZhong Beijing will provide certain technical and consulting services to Beijing Boya Wuji on an exclusive basis. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of Beijing Boya Wuji for such quarter, provided that Beijing Boya Wuji is profitable. The term of the agreement is for ten years from the date of execution, automatically renewable at KongZhong Beijing’s option and may be terminated only at the option of KongZhong Beijing.

Beijing WINT entered into an exclusive technical and consulting services agreement with KongZhong Beijing on February 28, 2005, pursuant to which KongZhong Beijing will provide certain technical and consulting services to Beijing WINT on an exclusive basis. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated monthly, based on a certain percentage of the revenues of Beijing WINT for such month. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law, and the agreement may be terminated only at the option of KongZhong Beijing.

Beijing Chengxitong entered into an exclusive technical and consulting services agreement with KongZhong Beijing on November 21, 2005, pursuant to which KongZhong Beijing will provide certain technical and consulting services to Beijing Chengxitong on an exclusive basis. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated monthly, based on a certain percentage of the revenues of Beijing Chengxitong for such month. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law, and the agreement may be terminated only at the option of KongZhong Beijing.

BJXR entered into an exclusive technical and consulting services agreement with Anjian Xingye on January 26, 2006, pursuant to which Anjian Xingye will provide certain technical and consulting services to BJXR on an exclusive basis. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of BJXR. The term of the agreement is until Anjian Xingye is dissolved according to PRC law or elects to terminate the agreement. This agreement was terminated on February 8, 2009, on which day BJXR entered into a new exclusive technical and consulting services agreement with KongZhong China, pursuant to which KongZhong China will provide technical consulting services to BJXR on similar terms as in the agreement with Anjian Xingye. The term of this agreement is for ten years from the date of execution. This agreement may be terminated only at the option of KongZhong China and is automatically renewable for another ten-year term unless KongZhong China gives its written consent to terminate the agreement three months prior to expiration of the agreement.

Mailifang entered into an exclusive technical and consulting services agreement with KongZhong Beijing on April 1, 2009, pursuant to which KongZhong Beijing will provide certain technical and consulting services to Mailifang on an exclusive basis. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated monthly, based on a certain percentage of the revenues of Mailifang for such month. The term of this agreement is for ten years from the date of execution. This agreement may be terminated only at the option of KongZhong Beijing and is automatically renewable for another ten-year term unless KongZhong Beijing gives its written consent to terminate the agreement three months prior to expiration of the agreement.

Xinreli entered into an exclusive technical and consulting services agreement with Simlife Beijing on June 29, 2009, which was subsequently amended in April 12, 2012, pursuant to which Simlife Beijing will provide certain technical and consulting services to Xinreli on an exclusive basis. The service fees will be agreed and set forth by the parties based on the actual provision of services. The term of this agreement last until Simlife Beijing is dissolved in accordance with PRC law. The agreement may be terminated only at the option of Simlife Beijing.

Dacheng entered into an exclusive technical and consulting services agreement with KongZhong China on May 13, 2010, pursuant to which KongZhong China will provide certain technical and consulting services to Dacheng on an exclusive basis. The service fees will be calculated monthly, based on a certain percentage of the revenues of Dacheng for such month. The term of this agreement is for ten years from the date of execution. This agreement may be terminated only at the option of KongZhong China and is automatically renewable for another ten-year term unless KongZhong China gives its written consent to terminate the agreement three months prior to expiration of the agreement.

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

Yunfan Zhou and Zhen Huang, who were the shareholders of Beijing Boya Wuji, entered into an equity pledge agreement with KongZhong Beijing on March 31, 2004. Pursuant to this agreement, each of these shareholders pledged all of his or her interest in Beijing Boya Wuji to KongZhong Beijing to guarantee the performance by Beijing Boya Wuji of its obligations under the exclusive technical and consulting services agreement, dated March 31, 2004, between Beijing Boya Wuji and KongZhong Beijing. Following the acquisition by Beijing AirInbox of 100% of the equity interest of Beijing Boya Wuji, KongZhong Beijing, Yunfan Zhou and Zhen Huang entered into a termination agreement on October 27, 2006, pursuant to which the equity pledge agreement was terminated with effect from the same date.

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

Xu Guo and Yang Yang, the shareholders of Mailifang, entered into an equity pledge agreement with Mailifang KongZhong Beijing on April 1, 2009. Pursuant to this agreement, each of these shareholders of Mailifang pledged all of his or her interest in Mailifang to KongZhong Beijing to guarantee the performance by Mailifang of its obligations under the exclusive and technical consulting services agreement, the business operation agreement and the option agreement dated April 1, 2009 among Mailifang, its shareholders and KongZhong Beijing. The term of this agreement is until all the obligations of Mailifang guaranteed under this agreement have been fully performed and Mailifang confirms the same in writing.

Tao Jia and Junhong Chen, the shareholders of Xinreli, entered into a share pledge agreement with Simlife Beijing on June 29, 2009. Pursuant to this agreement, each of the shareholders pledged all their equity interest in Xinreli to guarantee the normal collection of technical service fees by Simlife Beijing under the exclusive technical consulting and services agreement and to ensure the performance of obligations under the business operation agreement and option agreement, all dated June 29, 2009.

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

Business Operation Agreements. Beijing AirInbox, its then shareholders, Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, and KongZhong Beijing, entered into an amended and restated business operation agreement on May 10, 2004. On October 16, 2006, following the execution of a capital contribution transfer agreement, the new shareholders of Beijing AirInbox, Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, entered into an amended and restated business operation agreement with Beijing AirInbox and KongZhong Beijing. This agreement supersedes the amended and restated business operation agreement of May 10, 2004. Pursuant to the October 16, 2006 agreement, Beijing AirInbox and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing AirInbox will not engage in any transactions which may materially affect its assets, obligations, rights or operations, including: (i) conducting any business which is beyond the ordinary scope of business; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or senior officers; (iv) selling or acquiring any assets or rights valued at more than RMB0.2 million (approximately US$25,612), including but not limited to intellectual property rights; (v) providing guarantees for any third party with its assets or intellectual property rights or any other guarantee or incurring any obligations over its assets; (vi) amending the articles of association or changing the business scope of Beijing AirInbox; (vii) changing the normal operational process or amending any material bylaws of Beijing AirInbox; and (viii) assigning to any third party its rights or obligations under this agreement. In addition, Beijing AirInbox and its shareholders will appoint the designees of KongZhong Beijing as the directors and chief director of Beijing AirInbox, and the senior officers of KongZhong Beijing as the general manager, chief financial officer and other senior officers of Beijing AirInbox. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing authority to exercise all of his or her shareholder rights in Beijing AirInbox. The term of this agreement is for ten years from the date of execution. This agreement may be terminated only at the option of KongZhong Beijing and is automatically renewable unless KongZhong Beijing gives written notice three months prior to expiration of the agreement.

Beijing WINT, its then shareholders, Yang Yang, Hai Qi, and KongZhong Beijing, entered into a business operation agreement on June 29, 2006. On September 5, 2008, following the execution of a capital contribution transfer agreement, the new shareholders of Beijing WINT, Yang Yang, Jingye Sun and Li Ai, entered into a business operation agreement with Beijing WINT and KongZhong Beijing. This agreement supersedes the business operation agreement of June 29, 2006. Pursuant to the September 5, 2008 agreement, Beijing WINT and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing WINT will not engage in any transactions which may materially affect its assets, obligations, rights or operations, including: (i) conducting any business which is beyond the ordinary scope of business; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or senior officers; (iv) selling or acquiring any assets or rights valued at more than RMB0.2 million (approximately US$25,612), including but not limited to intellectual property rights; (v) providing guarantees for any third party with its assets or intellectual property rights or any other guarantees or incurring any obligations over its assets; (vi) amending the articles of association or changing the business scope of Beijing WINT; (vii) changing the normal operational process or amending any material bylaws of Beijing WINT; and (viii) assigning to any third party its rights or obligations under this agreement. In addition, Beijing WINT and its shareholders will appoint the designees of KongZhong Beijing as the directors and president of Beijing WINT, and the nominees of KongZhong Beijing as the general manager, chief financial officer and other senior officers of Beijing WINT. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing authority to exercise all of the respective shareholder’s rights in Beijing WINT. This agreement may be terminated only at the option of KongZhong Beijing by issuing written notice 30 days prior to the date of termination.

Beijing Chengxitong, its shareholders, Yang Li, Xuelei Wu and KongZhong Beijing, entered into a business operation agreement on November 21, 2005. Pursuant to this agreement, Beijing Chengxitong and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing Chengxitong will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including: (i) conducting any business that is beyond normal business operations; (ii) lending to or assuming any obligations of a third party; (iii) replacing or dismissing any directors or senior officers; (iv) selling or purchasing any assets or rights valued at more than RMB0.2 million (approximately US$25,612); (v) incurring any security interest over its assets and intellectual property on behalf of any third party; (vi) amending the articles of association or changing the business scope of Beijing Chengxitong; (vii) changing the normal operations or amending any material internal guidelines of Beijing Chengxitong; and (viii) assigning any rights and obligations under this agreement to any third party. In addition, Beijing Chengxitong and its shareholders will appoint the designees of KongZhong Beijing as directors, general manager and other senior officers of Beijing Chengxitong. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing full power and authority to exercise all of the respective shareholders’ rights in Beijing Chengxitong. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law. This agreement may be terminated only at the option of KongZhong Beijing by issuing written notice 30 days prior to the date of termination.

BJXR, its shareholders, Yang Li and Guijun Wang, and Anjian Xingye, entered into a business operation agreement on January 26, 2006. Pursuant to this agreement, BJXR and its shareholders agreed that, without the prior written consent of Anjian Xingye or its designees, BJXR will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including: (i) conducting any business that is beyond normal business operations; (ii) lending to or assuming any obligations of a third party; (iii) replacing or dismissing any directors or senior officers; (iv) selling or purchasing any assets or rights valued at more than RMB0.2 million (approximately US$25,612); (v) incurring any security interest over its assets and intellectual property on behalf of any third party; (vi) amending the articles of association or changing the business scope of BJXR; (vii) changing the normal operations or amending any material internal guidelines of BJXR; and (viii) assigning any rights and obligations under this agreement to any third party. In addition, BJXR and its shareholders will appoint the designees of Anjian Xingye as directors, general manager and other senior officers of BJXR. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of Anjian Xingye full power and authority to exercise all of the respective shareholders’ rights in BJXR. The term of the agreement is until Anjian Xingye is dissolved according to PRC law or until Anjian Xingye shall terminate the agreement by issuing written notice 30 days prior to the date of termination. This agreement was terminated on February 8, 2009, on which day BJXR, Yang Li and Guijun Wang entered into a new business operation agreement with KongZhong China, pursuant to which KongZhong China will provide technical consulting services to BJXR on similar terms as in the agreement with Anjian Xingye. The term of the agreement is until KongZhong China is dissolved according to PRC law. This agreement may be terminated only at the option of KongZhong China by issuing written notice 30 days prior to the date of termination.

Mailifang, its shareholders, Xu Guo, Yang Yang and KongZhong Beijing, entered into a business operation agreement on April 1, 2009. Pursuant to this agreement, Mailifang and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Mailifang will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including: (i) conducting any business that is beyond normal business operations; (ii) lending to or assuming any obligations of a third party; (iii) replacing or dismissing any directors or senior officers; (iv) selling or purchasing any assets or rights valued at more than RMB0.2 million (approximately US$29,274); (v) incurring any security interest over its assets and intellectual property on behalf of any third party; (vi) amending the articles of association or changing the business scope of Mailifang; (vii) changing the normal operations or amending any material internal guidelines of Mailifang; and (viii) assigning any rights and obligations under this agreement to any third party. In addition, Mailifang and its shareholders will appoint the designees of KongZhong Beijing as directors, general manager and other senior officers of Mailifang. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing full power and authority to exercise all of the respective shareholders’ rights in Mailifang. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law. This agreement may be terminated only at the option of KongZhong Beijing by issuing written notice 30 days prior to the date of termination.

Tao Jia and Junhong Chen, the shareholders of Xinreli, entered into a business operation agreement with Xinreli and Simlife Beijing on June 29, 2009. Pursuant to this agreement, the shareholders confirmed and agreed that, without the prior written consent of Simlife Beijing or its designees, Xinreli will not conduct any transaction that may materially affect its assets, business, personnel, obligations, rights or the company’s operation, including but not limited to: (i) conducting any business which is beyond normal business operations and not in accordance with the past customary practice of the company; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or dismissing and replacing any senior management officers; (iv) selling to or acquiring from any third party any assets or rights exceeding RMB10,000, including but not limited to any intellectual property rights; (v) providing guarantee for any third party with its assets or intellectual property rights or providing any other guarantee or placing its assets under any other obligations; (vi) amending the articles of association of the company or changing its scope of business; (vii) changing the normal business process or modifying any material by laws; and (viii) assigning rights and obligations under this agreement to any third party. In addition, Xinreli and its shareholders will elect designees of Simlife Beijing as the executive directors of Xinreli, and will appoint designees of Simlife Beijing as the general manager, chief financial officer and other senior officers of Xinreli. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of Simlife Beijing full power and authority to exercise all of the respective shareholders’ rights in Xinreli. The term of this agreement is for ten years from the date of execution. This agreement may be terminated only at the option of Simlife Beijing and is automatically renewable unless Simlife Beijing gives written notice 30 days prior to the date of termination.

Zhen Yang and Leilei Wang, the shareholders of Dacheng, entered into a business operation agreement with Dacheng and KongZhong China on May 13, 2010. Pursuant to this agreement, Dacheng together with the shareholders agreed that, without the prior written consent of KongZhong China or its designees, Dacheng will not conduct any transaction which may materially affect its assets, obligations, rights or the company’s operation, including but not limited to: (i) conducting any business which is beyond normal business operations; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or dismissing and replacing any senior management officers; (iv) selling to or acquiring from any third party any assets or rights exceeding RMB10,000,000, including but not limited to any intellectual property rights; (v) providing guarantee for any third party with its assets or intellectual property rights or providing any other guarantee or placing its assets under any other obligations; (vi) amending the Articles of Association of the company or changing its scope of business; (vii) changing the normal business process or modifying any material bylaws; and (viii) assigning rights and obligations under this agreement to any third party. In addition, Dacheng and its shareholders will only appoint designees of KongZhong China as the directors, president, general manager, chief financial officer and other senior officers of Dacheng. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong China full power and authority to exercise all of the respective shareholders’ rights in Dacheng. The term of the agreement is until KongZhong China is dissolved according to PRC law. This agreement may be terminated only at the option of KongZhong China by issuing written notice 30 days prior to the date of termination.

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

Each of Yang Li and Guijun Wang, the shareholders of BJXR, executed an irrevocable power of attorney on January 26, 2006, granting Yunfan Zhou or any other designee of Anjian Xingye full power and authority to exercise all of his or her rights as a shareholder in BJXR. Yunfan Zhou executed an undertaking letter on October 13, 2008 with Yang Li and Guijun Wang to confirm that they have revoked the power of attorney they previously granted to Yunfan Zhou. Each of Yang Li and Guijun Wang executed an irrevocable power of attorney on October 13, 2008, granting Leilei Wang or any other designee of Anjian Xingye full power and authority to exercise all of his or her rights as a shareholder in BJXR. Each of the power of attorney was terminated on February 8, 2009, on which day, each of Yang Li and Guijun Wang executed a new irrevocable power of attorney granting Leilei Wang or any other designee of KongZhong China full power and authority to exercise all of his or her rights as a shareholder in BJXR.

Each of Xu Guo and Yang Yang, the shareholders of Mailifang, executed an irrevocable power of attorney on April 1, 2009, granting Leilei Wang or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Mailifang.

Each of Tao Jia and Junhong Chen, the shareholders of Xinreli, executed an irrevocable power of attorney on June 29, 2009, granting Leilei Wang or any other designee of Simlife Beijing full power and authority to exercise all of his or her rights as a shareholder in Xinreli.

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

Services Provided by Prosten

Leilei Wang, our Chief Executive Officer and the Chairman of our Board of Directors, holds 19.84% of the ordinary shares of Prosten Technology Holdings Limited (“Prosten”) through Right Advance Management Limited (“Right Advance”), a British Virgin Islands company he controls. Prosten and its subsidiary companies engage in the business of providing solutions to companies that provide mobile and search services. In 2009, 2010 and 2011, Prosten provided us mobile value-added services valued at US$1.1 million, US$3.2 million and US$3.8 million, respectively.

Interests of Experts and Counsel

Not applicable.

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

The high and low closing prices of our ADSs on NASDAQ since 2007 are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2007	9.53	3.53
2008	6.89	2.44
2009	16.00	3.47
2010	13.34	5.29
2011	10.78	3.55

Quarterly:
First Quarter, 2010	13.34	7.40
Second Quarter, 2010	8.30	5.98
Third Quarter, 2010	6.52	5.29
Fourth Quarter, 2010	7.94	6.10
First Quarter, 2011	10.07	6.39
Second Quarter, 2011	10.78	4.78
Third Quarter, 2011	5.88	3.55
Fourth Quarter, 2011	5.19	3.69

Monthly:
October 2011	5.19	3.69
November 2011	5.12	4.39
December 2011	4.65	3.99
January 2012	4.85	4.12
February 2012	5.34	4.08
March 2012	6.15	5.19
April 2012 (through April 13)	5.41	4.98

(1)	Our ADSs commenced trading on the NASDAQ Global Market on July 9, 2004.

Item 10.	Additional Information

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

United States Taxation

This section describes the material United States Federal income tax consequences to a U.S. holder (as defined below) of the acquisition, ownership and disposition of our ADSs. It applies to you only if you hold your ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a bank;

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a tax-exempt organization;

•	an insurance company;

•	a person liable for alternative minimum tax;

•	a person who actually or constructively owns 10% or more of our voting stock;

•	a person who holds ADSs that are a hedge or that are hedged against currency risks or as part of a straddle or a conversion transaction;

•	a person that purchases or sells ADSs as part of a wash sale for tax purposes; or

•	a person whose functional currency is not the U.S. dollar.

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

If we are treated as a PFIC and you are a U.S. holder that did not make a mark-to-market election, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ADSs (including the pledging of your ADSs as security for a loan); and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ADSs during the three preceding taxable years or, if shorter, your holding period for the ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

The special PFIC tax rules described above will not apply to you if you make an effective mark-to-market election — that is, you elect to mark-to-market annually the gains and losses in our ADSs, and our ADSs are treated as “marketable stock.” We believe that our ADSs are and will continue to be “marketable stock” as long as they continue to be traded on NASDAQ, other than in de minimis quantities, on at least 15 days during each calendar quarter. Under the mark-to-market rules, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs at the end of the taxable year over your adjusted basis in your ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You may also take ordinary losses in respect of the excess, if any, of the adjusted basis of your ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your ADSs will be taxed as ordinary income. The mark-to-market election will generally apply to any taxable year in which we are treated as a PFIC and you hold our ADSs.

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

Your ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we can no longer be classified as a PFIC in 2012 and subsequent years. For purposes of this rule, if you make a mark-to-market election with respect to your ADSs, you will be treated as having a new holding period in your ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Additionally, even if you did not make a mark-to-market election, you may still cause your ADSs to no longer be treated as stock in a PFIC by making a “deemed sale election” with respect to your ADSs. If you make such an election, you will be treated as having sold your ADSs on the last date of the last taxable year in which we qualified as a PFIC (the “termination date”) for their fair market value, with the special rules described above applying to such sale. For purposes of the PFIC rules only, you will then be treated as having a new holding period starting on the day following the termination date.

Please consult your tax advisor as to the availability and tax consequences of a mark-to-market election or a deemed sale election.

If you own ADSs during any year that we are a PFIC, you may be required to file Internal Revenue Service Form 8621. In addition, pursuant to recently enacted legislation, if you are a U.S. person that is a shareholder in a PFIC, you will generally be required to file an annual report with the Internal Revenue Service. The content of this required statement and potential exemptions to this requirement are under development by the Internal Revenue Service.

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

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash and cash equivalents placed with our banks and, to a lesser extent, also relates to held-to-maturity securities and loans to third party. We have not used any derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. As of December 31, 2011, we had cash and cash equivalents of US$129.5 million. A 0.5% increase in interst rate will result in an estimated increase of approximately US$0.6 million in interest income, and a 0.5% reduction in interest rate will result in an estimated decrease of approximately US$0.6 million in interest income generated each year from our cash and cash equivalents.

However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Currency Risk

While our reporting currency is the U.S. dollar, the majority of our revenues, costs and liabilities are denominated in Renminbi. As of December 31, 2011, about 58.0% of our assets were denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the PBOC introduced a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. Daily fluctuations of the Renminbi against the basket of currencies were limited to 0.3% per day until May 21, 2007, when the floating band was widened to 0.5% per day, according to an announcement by the PBOC. On April 14, 2012, the PBOC again increased the permitted Renminbi fluctuation range to 1.0% per day from the previously adopted fluctuation range of 0.5% per day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. We cannot guarantee that the Renminbi will not be permitted to enter into a full float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. As we receive substantially all of our revenues in Renminbi and a majority of our cash and cash equivalents are denominated in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. As of December 31, 2011, we had cash and cash equivalents in the amount of US$129.5 million. A 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$1.2 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$1.2 million in our total amount of cash and cash equivalents.

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

As part of our cash management, we converted a small portion of our cash and cash equivalents in U.S. dollars into Euros in 2008. We converted such cash and cash equivalents back into U.S. dollars in 2009. As a result, we currently do not have any cash or cash equivalent in currencies other than U.S. dollars or Renminbi. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk and may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

From our inception to 2006, the PRC did not experience significant inflation. According to the China Statistical Bureau, the PRC’s overall national inflation rate, as represented by the general consumer price index, was approximately -0.7%, 3.3% and 5.4%, in 2009, 2010 and 2011, respectively. Inflation generally affects us by increasing the cost of our personnel, technology, content and rent. As we intend to meet our future funding needs through cash flow generated from operating activities and the proceeds from our initial public offering, we do not believe inflation will have a material effect on our financing cost.

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

For the period from May 1, 2011 to April 30, 2012, we are entitled to receive from Citibank reimbursement payments totaling US$220,907 for the expenses we incurred that are related to or ADS program, including but not limited to, our continuing annual stock exchange listing fees and our expenses in connection with investor relationship programs. There are limits on the amount of expenses for which Citibank will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees Citibank collects from investors.

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

In connection with the issuance of our convertible senior note and warrant to NGP, we have agreed on certain covenants. As long as NGP holds the convertible senior note or the warrant and maintains ownership of an aggregate amount of not less than 78 million of our ordinary shares comprised of the ordinary shares into which the convertible senior note is converted or convertible and for which the warrant is exercised or exercisable, we cannot, without the prior written consent of NGP, (i) authorize or issue any security senior to or pari passu with the convertible senior note or any security senior to our ordinary shares; (ii) enter into any agreement for indebtedness, including guarantees and like contingent obligations; or (iii) authorize or issue any ordinary shares for an amount less than US$0.125 per ordinary share, or US$5.0 per ADS, such that the amounts of securities or obligations described in (i), (ii) and (iii) would exceed US$10,000,000, either individually or in the aggregate. Under the same conditions, we cannot, without the prior written consent of NGP, change the terms of the convertible senior note or warrant; engage in any related party transaction, other than those in the ordinary course of business, with any of our executive officers, Directors, any holder of 5% or more of our voting shares as reflected in our Register of Members or the Schedule 13D or 13E filed with the SEC, or any affiliate of our company, executive officers, Directors or such holders of our voting shares; or make any recommendation to holders of our ordinary shares or ADSs or take other actions by our Board of Directors that would materially and adversely affect NGP’s rights under the convertible senior note or warrant or the ordinary shares issuable upon their respective conversion or exercise, subject to applicable laws, including laws governing the fiduciary duties of our Board of Directors, and our Memorandum and Articles of Association.

Use of Proceeds

The following “Use of Proceeds” information relates to our registration statement on Form F-1 (File No. 333-116172) filed by us in connection with our initial public offering. The registration statement became effective on July 8, 2004.

The net proceeds to us from our initial public offering, after deducting fees and expenses, were US$73,434,703. As of December 31, 2011, we had used the entire net proceeds from the initial public offering. See our annual report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on June 27, 2011.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of KongZhong Corporation

We have audited the internal control over financial reporting of KongZhong Corporation, its subsidiaries and variable interest entities (collectively, the “Company”) as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated April 16, 2012, expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 16, 2012

Item 16A.	Audit Committee Financial Expert

Our Board determined that Hope Ni and Xiaoxin Chen, who are our Independent Directors, according to the requirements of the U.S. securities laws and the NASDAQ Listing Rules, are audit committee financial experts within the meaning of the U.S. securities laws. See “Item 6 — Directors and Senior Management and Employees.”

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to all our employees, including our chief executive officer, chief financial officer, president and financial controller. We have filed the code of ethics as an exhibit to this annual report and have posted the text of such code on our Internet website at http://ir.kongzhong.com/phoenix.zhtml?c=180513&p=irol-govEthics.

Item 16C.	Principal Accountant Fees and Services

Deloitte Touche Tohmatsu CPA Ltd. has served as our independent registered public accounting firm for each of the fiscal years ended on December 31, 2009, 2010 and 2011, for which audited financial statements appear in this annual report on Form 20-F. The independent registered public accounting firm is elected annually by our shareholders at our annual general meeting. The audit committee will propose to our shareholders at the 2011 annual general meeting that Deloitte Touche Tohmatsu CPA Ltd. be elected as our auditor for fiscal year 2011.

Audit Fees

The aggregate fees billed in each of 2010 and 2011 for professional services rendered by the independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were US$1.1 million and US$1.1 million, respectively.

Audit-Related Fees

The aggregate fees billed in each of 2010 and 2011 for assurance and related services rendered by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees” above were US$4,725 and nil, respectively.

Tax Fees

The aggregate fees billed in each of 2010 and 2011 for professional services relating to tax compliance, tax advice and tax planning rendered by the independent registered public accounting firm were approximately nil and nil, respectively.

All Other Fees

The aggregate fees billed in each of 2009, 2010 and 2011 for products and services provided by the independent registered public accounting firm, other than the services reported above under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees,” were nil in all three years.

Audit Committee’s Pre-approval Policies and Procedures

The Audit Committee of our Board is directly responsible for the appointment, compensation and oversight of the work of the independent registered public accounting firms. Pursuant to the Audit Committee Charter adopted by the Board on June 11, 2004, the committee has the authority and responsibility to appoint, retain and terminate an independent registered public accounting firm (subject, if applicable, to ratification by our ordinary shareholders), and has sole authority to approve all audit engagement fees and terms. The Audit Committee has the power to pre-approve, or to adopt appropriate procedures to pre-approve, all audit and non-audit services to be provided by the independent registered public accounting firms, and to consider whether the outside auditor’s provision of non-audit services to us is compatible with maintaining the independence of the outside auditors. The Audit Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the independent registered public accounting firms, provided that such approvals are presented to the Audit Committee at its next scheduled meeting.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of Publicly Announced Plan(1)	Maximum Number of ADSs that May Yet be Purchased Under the Plan
September 2011 ( September 1, 2011 to September 30, 2011)	21,527	US$	3.9655	21,527	4,978,473
October 2011 (October 1, 2011 to October 31, 2011)	255,715	US$	4.2846	277,242	4,722,758
November 2011 ( November 1, 2011 to November 30, 2011)	147,256	US$	4.8350	424,498	4,575,502
December 2011 (December 1, 2011 to December 31, 2011	182,980	US$	4.3736	607,478	4,392,522

(1)	The share repurchase program, for up to US$15 million worth of ADSs, was publicly announced on September 29, 2011.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements and related information specified in Item 18.

Item 11.	Financial Statements

See “Index to Consolidated Financial Statements for the Years Ended December 31, 2009, 2010 and 2011” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

See Exhibit Index beginning on page Exhibit - 1.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:       April 16, 2012

KONGZHONG CORPORATION

By	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer

EXHIBITS INDEX

Number	Description of Exhibit
1.1(4)	Amended and Restated Articles of Association, as adopted on September 6, 2005.

1.2(1)	Amended and Restated Memorandum of Association, as adopted on June 11, 2004.

2.1(1)	Specimen of share certificate.

2.2(2)	Form of Deposit Agreement among the registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts thereunder, including the form of American Depositary Receipt.

4.1(1)	Shareholders Agreement.

4.2(1)	English Translation of Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004.

4.3(5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Zhen Huang, Guijun Wang and Yunfan Zhou, dated October 16, 2006.

4.4(1)	English Translation of Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004.

4.5(5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006.

4.6(1)	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.

4.7(1)	English Translation of Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.

4.8(1)	English Translation of Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.

4.9(5)	Exclusive Technical and Consulting Services Agreement between KongZhong China Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2006.

4.10(5)	Capital Contribution Transfer Agreement among Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang, dated October 16, 2006.

4.11(5)	Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.12(5)	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

Exhibits - 1

Number	Description of Exhibit
4.13(5)	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.14(7)	Undertaking by Yunfan Zhou with Linguang Wu, Songlin Yang, Guijun Wang and Zhen Huang, dated October 13, 2008.

4.15(7)	Power of Attorney by Guijun Wang, dated October 13, 2008.

4.16(7)	Power of Attorney by Linguang Wu, dated October 13, 2008.

4.17(7)	Power of Attorney by Songlin Yang, dated October 13, 2008.

4.18(7)	Power of Attorney by Zhen Huang, dated October 13, 2008.

4.19(1)	English Translation of Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.20(5)	Capital Contribution Transfer Agreement among Zhen Huang, Yunfan Zhou and Beijing AirInbox Information Technologies Co., Ltd., dated October 27, 2006.

4.21(4)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Li Yang, Wu Xuelei and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.22(4)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.23(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.24(4)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.25(7)	Undertaking by Yunfan Zhou with Yang Li and Xuelei Wu, dated October 13, 2008.

4.26(7)	Power of Attorney by Xuelei Wu, dated October 13, 2008.

4.27(7)	Power of Attorney by Yang Li, dated October 13, 2008.

4.28(5)	Capital Contribution Transfer Agreement among Linguang Wu, Guijun Wang, Hai Qi and Yang Yang, dated June 29, 2006.

4.29(7)	Capital Contribution Transfer Agreement among Hai Qi, Jingye Sun, Li Ai and Yang Yang, dated September 5, 2008.

4.30(7)	Amendment to Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

Exhibits - 2

Number	Description of Exhibit
4.31(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Wireless Interactive Network Technologies Co., Ltd., dated February 28, 2005.

4.32(7)	Amendment to Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.33(7)	Amendment to Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.34(7)	Undertaking by Yunfan Zhou with Yang Yang, Jingye Sun and Li Ai, dated October 13, 2008.

4.35(7)	Power of Attorney by Yang Yang, dated October 13, 2008.

4.36(7)	Power of Attorney by Jingye Sun, dated October 13, 2008.

4.37(7)	Power of Attorney by Li Ai, dated October 13, 2008.

4.38(7)	Capital Contribution Transfer Agreement among Shaoying Zhang, Yanli You, Xu Guo and Yang Yang, dated March 27, 2009.

4.39(7)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Xu Guo, Yang Yang and Shanghai Mailifang Communications Ltd., dated April 1, 2009.

4.40(7)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Shanghai Mailifang Communications Ltd., dated April 1, 2009.

4.41(7)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Shanghai Mailifang Communications Ltd., Xu Guo and Yang Yang, dated April 1, 2009.

4.42(7)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Shanghai Mailifang Communications Ltd., Xu Guo and Yang Yang, dated April 1, 2009.

4.43(7)	Power of Attorney by Xu Guo, dated April 1, 2009.

4.44(7)	Power of Attorney by Yang Yang, dated April 1, 2009.

4.45(4)	Share Purchase Agreement among KongZhong Corporation, Wang Gui Jun, Li Yang, Sharp Edge Group Limited, Anjian Xingye Technology (Beijing) Co., Ltd., Beijing Xinrui Network Technology Co., Ltd., the Xinrui Shareholders, Ho Chi Sing, Sun Jing Ye and Ai Li, dated January 26, 2006.

4.46(7)	Undertaking by Yunfan Zhou with Yang Li and Guijun Wang, dated October 13, 2008.

4.47(8)	Option Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd., dated February 8, 2010.

4.48(8)	Exclusive Technical and Consulting Services Agreement between Beijing Xinrui Technology Co., Ltd. and KongZhong China Co., Ltd., dated February 8, 2009.

Exhibits - 3

Number	Description of Exhibit
4.49(8)	Share Pledge Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd.,, dated February 8, 2009.

4.50(8)	Business Operation Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd.,, dated February 8, 2009.

4.51(8)	Power of Attorney by Yang Li, dated February 8, 2009.

4.52(8)	Power of Attorney by Guijun Wang, dated February 8, 2009.

4.53(8)	Equity Transfer Agreement among Tao Jia, Longteng Gao, Jianguang Li and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.54(8)	English Translation of Option Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.55(8)	English Translation of Exclusive Technical Consulting and Services Agreement between Simlife (Beijing) Science Co., Ltd. and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.56	English Translation of Amendment to Exclusive Technical Consulting and Services Agreement between Simlife (Beijing) Science Co., Ltd. and Xiamen Xinreli Technology Co., Ltd., dated April 12, 2012.

4.57(8)	English Translation of Equity Pledge Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia and Junhong Chen, dated June 29, 2009.

4.58(8)	English Translation of Business Operations Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.59(8)	Power of Attorney by Tao Jia, dated June 29, 2010.

4.60(8)	Power of Attorney by Junhong Chen, dated June 29, 2010.

4.61(8)	Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang and Tianshu Wu,, dated December 15, 2009.

4.62(8)	First Amendment to the Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang and Tianshu Wu, dated January 13, 2010.

4.63(8)	Second Amendment to the Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang and Tianshu Wu, dated May 13, 2010.

4.64(8)	Share Transfer Agreement among Leilei Wang, Xiaolong Li, Tong Zhang, Tianshu Wu and Shanghai Dacheng Network Technology Co., Ltd., dated May 13, 2010.

4.65(8)	Option Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang,, dated May 13, 2010.

4.66(8)	Exclusive Technical Consulting and Services Agreement between KongZhong China Co., Ltd. and Shanghai Dacheng Network Technology Co., Ltd., dated May 13, 2010.

4.67(8)	Share Pledge Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang,, dated May 13, 2010.

Exhibits - 4

Number	Description of Exhibit
4.68(8)	Business Operations Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang,, dated May 13, 2010.

4.69(8)	Power of Attorney by Zhen Yang, dated May 13, 2010.

4.70(8)	Confirm Letter by Leilei Wang, dated May 13, 2010.

4.71(7)	English Translation of Technical Service Agreement on Monternet™ WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2008.

4.72(7)	English Translation of Technical Service Agreement on Short Message Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 1, 2008.

4.73(7)	English Translation of Technical Service Agreement on Monternet™ Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 18, 2008.

4.74(7)	English Translation of Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated November 11, 2008.

4.75(6)	English Translation of Technical Service Agreement between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated September 1, 2007.

4.76(6)	English Translation of Technical Service Agreement between China Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 5, 2007.

4.77(8)	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Beijing Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 1, 2008.

4.78(8)	English Translation of Technical Service Agreement on Monternet Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated April 23, 2009.

4.79(8)	English Translation of Technical Service Agreement on Network-wide Value-added Services SP Cooperation between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2009.

4.80(9)	English Translation of Technical Service Agreement on Monternet™ Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2010.

4.81(9)	English Translation of Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 1, 2010.

4.82(9)	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Jiangsu Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated September 21, 2009.

Exhibits - 5

Number	Description of Exhibit
4.83(9)	English Translation of Cooperation Agreement on Game Business SP between China Mobile Group Jiangsu Co. Ltd. and Beijing WINT Information Technologies Co., Ltd., dated October 27, 2009.

4.84(9)	English Translation of Technical Service Agreement on Network-wide Value-added Services SP Cooperation between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2010.

4.85	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Jiangsu Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated October 16, 2010.

4.86	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Jiangsu Co. Ltd. and Beijing WINT Information Technologies Co., Ltd., dated October 16, 2010.

4.87	English Translation of Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated August 1, 2011.

4.88	English Translation of Technical Service Agreement on Monternet™ Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated August 1, 2011.

4.89(7)	Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated March 18, 2009.

4.90(7)	First Amendment to Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated April 9, 2009.

4.91	Share Purchase Agreement by and among KongZhong Corporation, Noumena Innovation (BVI) Ltd., Brilliant International Limited, Noumena Productions Limited, Xin Pang, Chuang Xu, Winged Tiger Limited, Rational Trading (BVI) Limited, Pei-Jen Chang, Michael Tse, Victor Su, Timothy Wang, Alan Young and Steven Hong, dated February 15, 2012.

4.92	English Translation of Asset Transfer Agreement among KongZhong Corporation, Beijing Noumena Innovations Co., Ltd., Pang Xin and Xu Chuang, dated February 10, 2012.

4.93(6)	Form of Employment Agreement.

4.94(6)	Form of Confidentiality and Non-Compete Agreement.

8.1	List of Significant Subsidiaries and Consolidated Entities.

11.1(3)	Code of Business Conduct and Ethics.

12.1	CEO Certification pursuant to Rule 13a-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a).

13.1	CEO Certification pursuant to Rule 13a-14(b).

13.2	CFO Certification pursuant to Rule 13a-14(b).

Exhibits - 6

Number	Description of Exhibit
23.1	Consent of King & Wood Mallesons.

23.2	Consent of Deloitte Touche Tohmatsu CPA Ltd.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation as filed with the SEC on June 28, 2005 and incorporated herein by reference thereto.

(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 16, 2006 and incorporated herein by reference thereto.

(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 20, 2007 and incorporated herein by reference thereto.

(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 19, 2008 and incorporated herein by reference thereto.

(7)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on April 29, 2009 and incorporated herein by reference thereto.

(8)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 4, 2010 and incorporated herein by reference thereto.

(9)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 27, 2011 and incorporated herein by reference thereto.

*	Pursuant to Rule 406T of Regulation S−T, these interactive data file exhibits are not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section.

Exhibits - 7

KONGZHONG CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

KONGZHONG CORPORATION

We have audited the accompanying consolidated balance sheets of KongZhong Corporation and its subsidiaries and variable interest entities (collectively, the "Company") as of December 31, 2010 and 2011 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of KongZhong Corporation and its subsidiaries and variable interest entities as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, The People's Republic of China

April 16, 2012

KONGZHONG CORPORATION

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	As of December 31,
	2010	2011
Assets

Current assets
Cash and cash equivalents	$157,170,761	$129,511,530
Held-to-maturity securities	-	17,299,116
Trading securities	20,276	7,754,630
Loans to third party	-	22,187,307
Accounts receivables, net of allowance of $nil and $222,007 as of December 31, 2010 and 2011	21,793,956	19,902,975
Prepaid expenses and other current assets	5,979,068	4,146,025
Total current assets	184,964,061	200,801,583
Rental deposits	584,292	511,152
Property and equipment, net	3,738,598	3,620,279
Goodwill	87,705,675	72,967,109
Acquired intangible assets, net	4,452,688	2,347,891
Total assets	$281,445,314	$280,248,014

Liabilities and shareholders' equity

Current liabilities
Accounts payable (including account payable of the consolidated variable interest entities ("VIEs") without recourse to the Company of $9,870,853 and $15,343,859 as of December 31, 2010 and 2011, respectively)	$9,909,704	$15,347,033
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of $6,925,533 and $7,852,121 as of December 31, 2010 and 2011, respectively)	48,084,857	9,489,794
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Company of $564,812 and $2,796,228 as of December 31, 2010 and 2011, respectively)	2,549,820	4,043,619
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of $1,056,443 and $nil as of December 31, 2010 and 2011, respectively)	2,930,337	3,645,583
Total current liabilities	$63,474,718	$32,526,029

Commitments and contingencies (Note 21)

Convertible senior note, net of discount due to beneficial conversion feature	3,552,716	1,272,619
Non-current deferred tax liability (including non-current deferred tax liability of the consolidated VIEs without recourse to the Company of $477,457 and $271,622 as of December 31, 2010 and 2011, respectively)	477,457	271,622
Total liabilities	$67,504,891	$34,070,270

Ordinary shares ($0.0000005 par value; 1,000,000,000,000 shares authorized, 1,510,906,573 and 1,661,939,143 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	755	829
Additional paid-in capital	105,120,495	131,140,682
Warrant	677,332	677,332
Accumulated other comprehensive income	32,314,355	46,186,277
Statutory reserve	9,392,790	10,341,491
Retained earnings	66,434,696	57,831,133
Total shareholders' equity	213,940,423	246,177,744
Total liabilities and shareholders' equity	$281,445,314	$280,248,014

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars)

	For the years ended December 31,
	2009	2010	2011

Revenues	$131,298,223	$149,583,364	$160,008,435
Sales tax	(2,885,127)	(3,208,933)	(3,827,823)
Net revenues	128,413,096	146,374,431	156,180,612
Cost of revenues	(65,946,821)	(80,238,617)	(91,930,241)
Gross profit	62,466,275	66,135,814	64,250,371

Operating expenses
Product development (including share-based compensation expense of $1,503,758, $1,038,275 and $614,780 for 2009, 2010 and 2011, respectively)	(18,272,008)	(23,964,697)	(15,416,944)
Selling and marketing (including share-based compensation expense of $178,291, $131,396 and $121,623 for 2009, 2010 and 2011, respectively)	(17,821,260)	(18,975,617)	(20,891,615)
General and administrative (including share-based compensation expense of $2,529,481, $3,830,585 and $3,843,119 for 2009, 2010 and 2011, respectively)	(10,186,853)	(10,481,827)	(11,582,200)
Impairment loss on goodwill	-	(2,998,317)	(20,255,242)
Impairment loss on intangible assets	-	(5,730,579)	(3,927)
Total operating expenses	(46,280,121)	(62,151,037)	(68,149,928)
Change in fair value of contingent consideration for business acquisition	-	10,894,533	(3,729,513)
Government subsidies	-	337,663	319,319
Income (loss) from operations	16,186,154	15,216,973	(7,309,751)

Interest income	3,114,306	2,342,761	3,569,175
Interest income from loans to third party	-	-	1,193,226
Interest expense for convertible senior note	(725,910)	(1,059,905)	(487,763)
Impairment loss on cost method investment	(1,500,000)	(1,509,912)	-
Loss on extinguishment of debt upon prepayment of convertible senior note	-	-	(1,567,472)
Investment income	206,945	883,285	85,561

Net income (loss) before income taxes	17,281,495	15,873,202	(4,517,024)
Income taxes expense	(4,698,114)	(3,950,003)	(3,137,838)

Net income (loss)	$12,583,381	$11,923,199	$(7,654,862)

Net income (loss) per share, basic	$0.01	$0.01	$(0.00)

Net income (loss) per share, diluted	$0.01	$0.01	$(0.00)

Weighted average shares used in calculating basic net income (loss) per share	1,385,201,479	1,466,947,693	1,607,110,119

Weighted average shares used in calculating diluted net income (loss) per share	1,537,771,051	1,547,870,678	1,607,110,119

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

AND COMPREHENSIVE INCOME

(In US Dollars)

						Accumulated
			Additional	Shares issuable		other			Total	Comprehensive
	Ordinary shares		paid-in	in connection		comprehensive	Statutory	Retained	shareholders’	income (loss)
	Shares	Amount	capital	with acquisition	Warrant	income	reserve	earnings	equity	for the year

Balance as of January 1, 2009	1,434,232,520	$717	$86,250,897	$-	$-	$23,115,698	$7,392,442	$43,928,464	$160,688,218
Repurchase of ordinary shares	(65,836,160)	(33)	(11,108,006)	-	-	-	-	-	(11,108,039)
Issuance of ordinary shares for share-based compensation	40,000,000	20	466,870	-	-	-	-	-	466,890
Issuance of ordinary shares for acquisition of Nanjing Zhulang and Success Blueprint	1,000,000	1	373,000	-	-	-	-	-	373,001
Shares issuable in connection with acquisition of Simlife			-	1,325,917	-	-	-	-	1,325,917
Beneficial conversion feature of convertible senior note	-	-	3,667,931	-	-	-	-	-	3,667,931
Issuance of warrant in relation to convertible senior note	-	-	-	-	677,332	-	-	-	677,332
Share-based compensation recognized	-		4,211,530	-	-	-	-	-	4,211,530
Provision for statutory reserve	-	-	-	-	-	-	1,208,451	(1,208,451)	-
Foreign currency translation adjustments	-	-	-	-	-	154,570	-	-	154,570	$154,570
Net income	-	-	-	-	-	-	-	12,583,381	12,583,381	12,583,381

Balance as of January 1, 2010	1,409,396,360	$705	$83,862,222	$1,325,917	$677,332	$23,270,268	$8,600,893	$55,303,394	$173,040,731	$12,737,951

Issuance of ordinary shares for share-based compensation	52,750,000	26	386,524	-	-	-	-	-	386,550
Issuance of ordinary shares for acquisition of Dacheng	42,760,213	21	14,545,579	-	-	-	-	-	14,545,600
Issuance of ordinary shares for acquisition of Simlife	6,000,000	3	1,325,914	(1,325,917)	-	-	-	-	-
Share-based compensation recognized	-	-	5,000,256	-	-	-	-	-	5,000,256
Provision for statutory reserve	-	-	-	-	-	-	791,897	(791,897)	-
Foreign currency translation adjustments	-	-	-	-	-	9,044,087	-	-	9,044,087	$9,044,087
Net income	-	-	-	-	-	-	-	11,923,199	11,923,199	11,923,199

Balance as of January 1, 2011	1,510,906,573	$755	$105,120,495	$-	$677,332	$32,314,355	$9,392,790	$66,434,696	$213,940,423	$20,967,286

Issuance of ordinary shares for share-based compensation	47,500,000	24	302,051	-	-	-	-	-	302,075
Issuance of ordinary shares for acquisition of Dacheng	123,532,570	62	29,220,481	-	-	-	-	-	29,220,543
Share-based compensation recognized	-	-	4,579,522	-	-	-	-	-	4,579,522
Repurchase of ordinary shares	(20,000,000)	(12)	(2,748,567)	-	-	-	-	-	(2,748,579)
Prepayment of NGP convertible senior note	-	-	(5,333,300)	-	-	-	-	-	(5,333,300)
Provision for statutory reserve	-	-	-	-	-	-	948,701	(948,701)	-
Foreign currency translation adjustments	-	-	-	-	-	13,871,922	-	-	13,871,922	13,871,922
Net income	-	-	-	-	-	-	-	(7,654,862)	(7,654,862)	(7,654,862)

Balance as of December 31, 2011	1,661,939,143	$829	$131,140,682	$-	$677,332	$46,186,277	$10,341,491	$57,831,133	$246,177,744	$6,217,060

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2009	2010	2011
Operating activities
Net income (loss)	$12,583,381	$11,923,199	$(7,654,862)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,941,175	7,691,043	4,443,449
Loss on disposal of property and equipment	72,188	5,037	(37,099)
Provision of bad debt	266,252	45,857	222,007
Impairment loss on cost method investment	1,500,000	1,509,912	-
Impairment loss on goodwill	-	2,998,317	20,255,242
Impairment loss on intangible assets	-	5,730,579	3,927
Change in fair value of contingent consideration for business acquisition	-	(10,894,533)	3,729,513
Share-based compensation	4,211,530	5,000,256	4,579,522
Loss on extinguishment of debt upon prepayment of convertible senior note	-	-	1,567,472
Amortization of the debt discount	299,813	585,627	294,543
Changes in operating assets and liabilities
Accounts receivable	(8,960,860)	4,855,600	2,902,691
Prepaid expenses and other current assets	(1,422,058)	(337,872)	3,748,469
Rental deposits	(71,903)	78,309	98,928
Trading securities	(100,617)	81,617	(8,339,291)
Accounts payable	2,469,397	(3,850,530)	4,780,428
Deferred revenue	-	2,529,804	1,347,963
Accrued expenses and other liabilities	878,723	(5,498,911)	760,161
Income tax payable	622,111	3,560,300	730,690
Net cash provided by operating activities	15,289,132	26,013,611	33,433,753

Investing activities
Purchases of subsidiaries, net of cash acquired $419,215 and $2,145,792 in 2009 and 2010, respectively	(6,686,930)	(8,603,609)	-
Loans to third party	-	-	(21,227,812)
Held-to-maturity securities	-	-	(17,203,826)
Purchase of property and equipment	(1,599,477)	(1,717,930)	(1,890,271)
Proceeds from disposal of property and equipment	3,804	6,676	37,099
Net cash used in investing activities	(8,282,603)	(10,314,863)	(40,284,810)

Financing activities
Payment of contingent consideration for acquisition of business	-	(1,163,064)	(14,578,427)
Repurchase of ordinary shares	(11,108,039)	-	(2,748,579)
Proceeds from exercise of employee stock options	466,890	386,524	302,075
Proceeds from issuance of convertible senior note	6,775,400	-	-
Prepayment of convertible senior note	-	-	(9,310,000)
Net cash used in financing activities	(3,865,749)	(776,540)	(26,334,931)
Effect of foreign exchange rate changes	94,471	2,959,028	5,526,757
Net increase (decrease) in cash and cash equivalents	3,235,251	17,881,236	(27,659,231)
Cash and cash equivalents, beginning of year	136,054,274	139,289,525	157,170,761
Cash and cash equivalents, end of year	$139,289,525	$157,170,761	$129,511,530

Supplemental disclosures of cash flow information
Income taxes paid	$5,180,013	$3,053,601	$2,561,368
Interest paid	155,081	508,155	358,632

Non-cash investing and financing activities:
Acquisition consideration payable	1,250,000	-	-
Contingent consideration in connection with business acquisition	-	40,155,908	-
Ordinary shares to be issued for business acquisitions	1,325,917	-	-
Ordinary shares issued for business acquisitions	373,001	14,545,600	29,220,543

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

KongZhong Corporation ("KongZhong") was incorporated under the laws of the Cayman Islands on May 6, 2002. KongZhong and its consolidated entities (collectively, the "Company") provide wireless interactive entertainment, media and community services to mobile phone users, and internet games.

As of December 31, 2011, details of the Company's significant majority-owned subsidiaries and VIEs are as follows:

	Incorporation or	Shareholder/
Name	acquisition date/place	nominee owner	Legal ownership	Principal activities
			%

Subsidiaries:

KongZhong Information Technologies	July 2002	KongZhong	100	Providing consulting
(Beijing) Co., Ltd. ("KongZhong Beijing")	People's Republic			and technology services
	of China ("PRC")

KongZhong China Co., Ltd.	June 2005	KongZhong	100	Providing consulting
("KongZhong China")	the PRC			and technology services

Simlife (Beijing) Science Co., Ltd.	June 2009	Simlife	100	Providing consulting
("Simlife Beijing ")	the PRC	International Inc.		and technology services

Success Blueprint Limited	October 2009	KongZhong	100	Providing novel license
("Success Blueprint")	British Virgin Islands			to overseas

Dacheng Holdings Limited	January 2010	KongZhong	100	Providing internet games
("Dacheng Holdings")	Cayman Islands			services

Dacheng Investment (Hong Kong) Limited	January 2010	KongZhong	100	Providing internet games
("Dacheng Hong Kong")	Hong Kong			services

VIEs:

Beijing AirInbox Information	April 2002	Linguang Wu	45	Providing wireless
Technologies Co., Ltd.	the PRC	SonglinYang	42	value-added services
("Beijing AirInbox")		Guijun Wang	10	to mobile phone users
		Zhen Huang	3

Beijing Wireless Interactive	February 2005	Yang Yang	40	Providing wireless
Network Technologies Co., Ltd.	the PRC	Jingye Sun	30	value-added services
("Beijing WINT")		Li Ai	30	to mobile phone users

Beijing Chengxitong Information	November 2005	Yang Li	90	Providing wireless
Technology Co., Ltd.	the PRC	Xuelei Wu	10	value-added services
("Beijing Chengxitong")				to mobile phone users

Beijing Xinrui Network Technology Co., Ltd.	January 2006	Guijun Wang	51	Providing wireless
("Beijing Xinrui")	the PRC	Yang Li	49	value-added services
				to mobile phone users

Shanghai Mailifang	March 2009	Xu Guo	90	Providing wireless
Communication Co., Ltd.	the PRC	Yang Yang	10	value-added services
("Shanghai Mailifang")				to mobile phone users

Xiamen Xinreli Technology	June 2009	Tao Jia	80	Providing wireless
Co., Ltd. ("Xiamen Simlife")	the PRC	Junhong Chen	20	value-added services
				to mobile phone users

Shanghai Dacheng Network	January 2010	Leilei Wang	59	Providing internet games
Technology Co., Ltd. ("Shanghai Dacheng")	the PRC	Zhen Yang	41	services

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Incorporation or	Shareholder/
Name	acquisition date/place	nominee owner	Legal ownership	Principal activities

Subsidiaries of VIE:

Beijing Boya Wuji Technologies Co., Ltd.	March 2004	Beijing AirInbox	100	Providing wireless
("Beijing Boya Wuji")	the PRC			value-added services
				to mobile phone users

Tianjin Mammoth Technologies	May 2005	Beijing AirInbox	95	Mobile games
Co., Ltd. ("Tianjin Mammoth")	the PRC	Beijing WINT	5	developing services

Beijing Shiyuan Leya Culture Communication	July 2008	Beijing Xinrui	100	Providing wireless
Co., Ltd. ("Beijing Shiyuan Leya")	the PRC			value-added services to
				mobile phone users

Nanjing Net Book Culture Co., Ltd.	October 2009	Beijing Chengxitong	100	Providing
("Nanjing Zhulang")	the PRC			internet novel services

Wuxi Dacheng Network	January 2010	Shanghai Dacheng	100	Providing internet games
Technology Co.,Ltd. ("Wuxi Dacheng")	the PRC			services

Shenzhen Zhida Network Technology	February 2010	Beijing WINT	100	Providing technology
Co., Ltd. ("Shenzhen Zhida")	the PRC			services to mobile
				phone manufactures

The VIE arrangements

PRC regulations prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services. To comply with these regulations, the Company conducts the majority of its activities through its VIEs and their subsidiaries.

To provide the Company effective control over and the ability to receive substantially all of the economic benefits of its VIEs and their subsidiaries, KongZhong Beijing, or KongZhong China, or Simlife Beijing (collectively, the "Foreign Owned Subsidiaries") has entered into a series of contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Shanghai Mailifang, Xiamen Simlife, Beijing Xinrui and Shanghai Dacheng (collectively the "VIE Companies"), respectively, as summarized below:

Name of Foreign Owned Subsidiaries	Name of VIE Companies

KongZhong Beijing	Beijing AirInbox
KongZhong Beijing	Beijing WINT
KongZhong Beijing	Beijing Chengxitong
KongZhong Beijing	Shanghai Mailifang
Simlife Beijing	Xiamen Simlife
KongZhong China	Beijing Xinrui
KongZhong China	Shanghai Dacheng

•	Agreements that provide the Foreign Owned Subsidiaries effective control over the VIE Companies
F-8

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

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

Under their original terms, the business operation agreements of Beijing AirInbox and Xiamen Simlife will expire in 2016 and 2019, respectively. The business operation agreement of Beijing AirInbox will be automatically extended for another ten years unless KongZhong Beijing writes to terminate the agreement three months before the expiration of the agreement. The business operation agreement of Xiamen Simlife could be extended upon the requirements of Simlife Beijing. The business operation agreements of the remaining VIEs do not contain any expiration provision.

The VIEs have no authority to terminate the business operation agreements.

Power of attorney. Each of the shareholders of the VIE Companies has also executed an irrevocable power of attorney in favor of individuals designated by the Foreign Owned Subsidiaries. Pursuant to these powers of attorney, those designated individuals have full power and authority to exercise all of such shareholders' rights with respect to their equity interests in the VIE Companies.

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

Under their original terms, the exclusive technical and consulting services agreements of Beijing AirInbox, Shanghai Mailifang, Beijing Xinrui and Shanghai Dacheng will expire in 2014, 2019, 2019 and 2020, respectively. The exclusive technical and consulting services agreements of these VIEs will be automatically extended for another ten years unless the relevant Foreign Owned Subsidiaries write to terminate the agreements three months before the expiration of the agreements. The technical and consulting services agreements of the remaining VIEs do not contain any expiration provision.

The VIEs have no authority to terminate the exclusive technical and consulting services agreements.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Exclusive option agreement. Each of the VIE Companies and their respective shareholders have also entered into an exclusive share option agreement with the respective Foreign Owned Subsidiary. Pursuant to these agreements, each of the shareholders of the VIE Companies has granted an exclusive option to the Foreign Owned Subsidiaries or their designees to purchase all or part of such shareholder's equity interest in the VIE Companies, at a purchase price equal to the respective capital of the VIE companies or a price required under PRC laws at the time of such purchase.

Risks in relation to the VIE structure

The Company believes that the Foreign Owned Subsidiaries' contractual arrangements with the VIE Companies are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements and the interests of the shareholders of the VIE Companies may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE Companies not to pay the service fees when required to do so.

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The Company, through its subsidiaries and through the contractual arrangements, has (1) the power to direct the activities of the VIEs that most significantly affect the entity's economic performance and (2) the right to receive benefits from the VIEs. Accordingly, the Company is the primary beneficiary of the VIE Companies and has consolidated the financial results of the VIE Companies.

The following financial statement amounts and balances of KongZhong's VIEs were included in the accompanying consolidated financial statements:

	Years ended December 31,
	2010	2011
	$	$

Total current assets	105,809,341	139,333,143
Total assets	109,930,914	143,283,271

Total current liabilities	18,417,641	25,767,750
Total liabilities	18,895,098	26,039,372

	Years ended December 31,
	2009	2010	2011
	$	$	$

Gross revenues	129,526,292	145,516,670	154,828,573
Net income	22,383,613	21,053,062	22,628,312

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Years ended December 31,
	2009	2010	2011
	$	$	$

Net cash provided by operating activities	17,750,530	23,547,374	29,159,789
Net cash used in investing activities	1,653,372	2,471,765	16,777,374

There are no consolidated VIE's assets that are collateral for the VIE's obligations and which can only be used to settle the VIE's obligations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty.

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

The Group's financial instruments include cash and cash equivalents, held-to-maturity securities, trading securities, accounts receivables, loans to third party, accounts payable and convertible senior notes.

The carrying values of cash and cash equivalents, trading securities, accounts receivable, loans to third party and accounts payable approximate their fair values due to short-term maturities.

The carrying amount of convertible senior note is measured at amortized cost using the effective interest rate method.

Fair value of acquired assets and contingent consideration is discussed in Note 3.

Fair value of trading securities is discussed in Note 5.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Short-term investments

Short-term investments comprise debt and equity securities, which are classified as held-to-maturity securities or trading securities. Short-term investments are classified as held-to-maturity securities when the Company has the positive intent and ability to hold the securities to maturity. All of the Company's held-to-maturity securities are classified as current assets on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs. Trading securities are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in net earnings.

The Company reviews its short-term investments for other-than-temporary impairment based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments. If the cost of an investment exceeds the investment's fair value, the Company considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Company's intent and ability to hold the investment, in determining if impairment is needed.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company's financial statements include impairment of goodwill and other intangible assets, purchase price allocation in business combinations, accruals for revenues, valuation allowance for deferred tax assets, valuation of contingent consideration for business acquisition, and share-based compensation expense. Actual results could differ from those estimates.

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets (other than indefinite lived intangible assets), net

Acquired intangible assets, other than indefinite lived intangible assets, are carried at cost less accumulated amortization and impairment. The amortization of such acquired intangible assets is recognized over the expected useful lives of the assets.

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

No impairment loss was recorded for the year ended December 31, 2009. In the year of 2010 and 2011, the Company recognized an impairment loss of $5,730,579 and $3,927, respectively, relating to acquired intangible assets.

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill and indefinite-lived intangible assets

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is evaluated by the Company at least annually (at December 31) for impairment following a two-step process.

The first step compares the fair value of each reporting unit (operating segment or one level below an operating segment) to its carrying amount, including goodwill. As of December 31, 2010 and 2011, there were three reporting units, wireless value-added services ("WVAS"), mobile games and internet games. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The impairment losses of $ nil, $3.0 million and $20.3 million were recorded for the years ended December 31, 2009, 2010 and 2011, respectively (see Note 11).

The Company has determined that the Company's trade names do not have determinable useful lives. Consequently, the carrying amounts of trade names are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of a comparison of the fair values of the trade names with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names exceed their fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. No impairment of intangible assets with indefinite life was recorded during the years ended December 31, 2009, 2010 and 2011.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments

For investments in investees over which the Company does not have significant influence, the Company carries the investments at cost. The Company reviews the long-term investments for impairment whenever events or circumstances indicate that an other-than-temporary decline has occurred. An impairment loss is recognized in earnings equal to the amount of the investment's carrying amount in excess of its fair value at the assessment date. The fair value of the investment would then become the new cost basis of the investment. Impairment losses of $1.5 million, $1.5 million and $nil were recorded for the years ended December 31, 2009, 2010 and 2011, respectively (see Note 10).

Revenue recognition and cost of revenues

The Company's revenues are primarily derived from WVAS, mobile games service and internet games services.

(i)	WVAS

WVAS revenues are derived from providing personalized interactive entertainment, media and community services primarily to mobile phone customers of China Mobile Communication Corporation ("China Mobile"), China United Telecommunications Corporation ("China Unicom"), and China Telecommunications Corporation ("China Telecom") (collectively, the "Mobile Operator").

The Company contracts with the Mobile Operator for the transmission of WVAS as well as for billing and collection services. The Mobile Operator provides the Company with monthly statements that represent the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of the Company's revenues. In certain instances, when a statement is not received within a reasonable period of time, the Company makes an estimate of the revenues and cost of revenues for the period covered by the statement based on internally generated information, historical experience, verbal communication with Mobile Operator, and/or other assumptions that are believed to be reasonable under the circumstances.

The Mobile Operator remits to the Company only amounts net of the following items: (1) allowance that Mobile Operator has made for the doubtful debts in respect of the amounts due to the Company from its customers, (2) the Mobile Operator's fees for the services provided to the Company, including billing and collection services, and (3) the Mobile Operator's transmission charges. China Unicom and China Telecom do not provide an itemized analysis of their remittances and the Company is therefore unable to determine what allowance, if any, for doubtful or bad debts should be recorded with respect to services delivered through them. China Mobile occasionally specifies the allowance it makes for doubtful debts. As a result, the Company's revenue recognition is based upon the amounts reported on the Mobile Operator's monthly statements, which are net of doubtful debts and represent the amounts the Company reasonably believes will be collected.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition and cost of revenues - continued

(i)	WVAS - continued

The Company records the following fees paid to the Mobile Operator as cost of revenues:

•	Service fees paid to the Mobile Operator which are charged to the Company as a percentage, ranging from 15% to 70%, of gross revenues less bad debts.

•	Fixed transmission fees that are charged on a basis of each transmission (regardless whether the customers can be billed or pay the Mobile Operator).

In addition, cost of revenues includes amounts paid to content providers and certain payments to handset manufacturers with whom the Company has cooperation agreements.

(ii)	Mobile games

The Company recognizes revenues from providing mobile games services. Mobile phone users download the mobile games in the same manner as the WVAS and the Company recognizes revenues from such mobile games services in the same way as the WVAS revenues are recognized.

(iii)	Internet games

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

Cash received but not converted into in-game money is initially recorded as advances from customers, which are transferred as deferred revenue upon conversion into in-game money.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition and cost of revenues - continued

(iii)	Internet games - continued

Revenues from licensing arrangement

The Company enters into licensing arrangements with various licensees who provide the internet games services in PRC and overseas. A licensing arrangement usually includes license of the games and support and maintenance services after the commercial launch of the games, which include bug fixes, technical support via telephone and site visit, and unspecified upgrades on a when-and-if-available basis for certain period. The licensees pay non-refundable upfront fee for the license and support and maintenance services.

For the licensing arrangements, the vendor specific objective evidence ("VSOE") of fair value of the support and maintenance services, which is the last element to be delivered, has been established based on renewal prices. Therefore, under the residual method, the amount of consideration allocated to the license of games equals the total arrangement consideration less the fair value of the support and maintenance services, which is fully recognized as revenue from license of games upon the commercial launch of the games by the licensee. The arrangement consideration allocated to the support and maintenance services is recognized as revenue from support and maintenance services ratably over the service period, which is usually one year.

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Allowance for credit losses

The allowance for credit losses related to accounts receivable is maintained at a level considered by management to be adequate to absorb an estimate of probable future losses existing at the balance sheet date. In estimating probable losses, the Company reviews accounts that are past due or in bankruptcy and accounts that may have higher credit risk using information available about the customer. The Company arrives at an estimated loss for specific doubtful accounts. This process is based on estimates, and ultimate losses may differ from those estimates. Receivable balance is written off when the Company determines that the balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance when received. The Company considers an accounts receivable balance past due when payment has not been received within the stated terms. The charges related to allowance for credit losses for the years ended December 31, 2009, 2010 and 2011 were $266,252, $45,857 and $222,007, respectively. The accounts receivable relating to the doubtful debt provision for the year ended December 31, 2010 were written off in the same year.

The allowance for credit losses arising from end users in WVAS and mobile games services has been net off with account receivables in the monthly statements provided by the Mobile Operator. The Company has not experienced any significant credit losses related to the net receivables in monthly statements provided by Mobile Operator.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

Government subsidies

The Company receives subsidies from the local government authorities as incentives for local area development and technology development, which amounted $nil, $337,663 and $319,319 for the years ended December 31, 2009, 2010 and 2011, respectively. The Company records the government subsidies, that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs, as income in the period in which such subsidies are receivable.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional and reporting currency of KongZhong is US dollar. The functional currency of the Company's subsidiaries and VIEs in the PRC is Renminbi ("RMB").

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

Product development expenses

Product development expenses which consist primarily of the compensation and related costs for employees associated with the development and programming of mobile data content and internet games content are expensed as incurred.

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statements of shareholders' equity.

Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $385,583, $1,097,040 and $1,465,272 for the years ended December 31, 2009, 2010 and 2011, respectively, and have been included as part of selling and marketing expenses.

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

Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted net income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of the stock options, nonvested shares and warrant is computed using treasury stock method. The dilutive effect of the convertible senior notes is computed using as-if converted method.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•	Highest-and-best-use and valuation-premise concepts for nonfinancial assets-the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.
•	Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk - the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.
•	Premiums or discounts in fair value measure - the guidance states that "premiums or discounts that reflect size as a characteristic of the reporting entity's holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market's normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement."
•	Fair value of an instrument classified in a reporting entity's shareholders' equity - the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders' equity; this model is consistent with the guidance on measuring the fair value of liabilities.
•	Disclosures about fair value measurements - the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

o	For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.
o	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospective and effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Company will adopt this pronouncement effective January 1, 2012, which will not have a significant impact on its financial condition or results of operations.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards - continued

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Company will adopt this pronouncement effective January 1, 2012, which will not have a significant impact on its financial condition or results of operations.

In September 2011, the FASB has issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Company will adopt this pronouncement effective January 1, 2012, which will not have a significant impact on its financial condition or results of operations.

In December 2011, the FASB issued an authoritative pronouncement related to Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before the pronouncement issued in June 2011. The Company does not expect the adoption of this guidance will have a significant impact on its financial condition or results of operations.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards - continued

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company will adopt this pronouncement effective January 1, 2013, and is in the process of evaluating the effect of adoption of this pronouncement on its consolidated financial statements.

3.	ACQUISITIONS

(a)	Sigma

In February 2009, the Company acquired 100% equity interest of Sigma Interactive Inc. ("Sigma"), a company incorporated in the British Virgin Islands, for a total consideration of RMB7 million (approximately $1.02 million) in cash. Sigma is engaged in the business of developing technology solutions for mobile Internet, including the development of its on-device portal platform. Through this acquisition, the Company has strengthened its technical competence in the area of mobile device software development. This acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at fair value at the date of acquisition. The acquisition-related cost of $12,459 was recorded as general and administrative expenses as incurred in 2009. The revenues and net loss of Sigma in the amounts of $0 and $2,238 respectively were included in the Company's consolidated statement of the operation for the year ended December 31, 2009. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $2,136)	$13,009
Acquired intangible assets:
Operating platforms	138,121
Liabilities assumed	-
Deferred tax liability	-
Goodwill	873,070
Total	$1,024,200

The goodwill arising from the acquisition of Sigma was allocated to and included in the WVAS segment as of December 31, 2010 and 2011.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

3.	ACQUISITIONS - continued

(b)	Shanghai Mailifang

In March 2009, the Company acquired 100% equity interest of Shanghai Mailifang. Shanghai Mailifang is engaged in the business of developing and publishing mobile games in Mainland China. This acquisition has strengthened the Company's technical competence in mobile games development and broadened the Company's distribution channels for mobile games in Mainland China. The purchase price of RMB5,047,696 (equivalent to $738,864) was fully paid in cash during the second quarter of 2009. This acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at fair value at the date of acquisition. The revenues and net income of Shanghai Mailifang in the amounts of $1,687,898 and $166,395 respectively were included in the Company's consolidated statement of operations for the year ended December 31, 2009. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $268,014)	$333,236
Acquired intangible assets:
Product technologies	27,480
Agreements with Mobile Operator	703
Licenses of service providers	10,759
Liabilities assumed	(33,501)
Deferred tax liability	(9,736)
Goodwill	409,923
Total	$738,864

The goodwill arising from the acquisition of Shanghai Mailifang was allocated to and included in the mobile games segment as of December 31, 2010 and 2011.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

3.	ACQUISITIONS - continued

(c)	Simlife and Xiamen Simlife

In June 2009, the Company acquired 100% equity interest in Simlife, a company incorporated in the Cayman Islands which provides consulting and technology services through its wholly owned subsidiary, Simlife Beijing. Simlife Beijing entered into a series of contractual arrangements with Xiamen Simlife, pursuant to which, Xiamen Simlife became the Company's variable interest entity. Xiamen Simlife is engaged in development of mobile games, in particular, high-quality 3D mobile games. Xiamen Simlife's development capabilities, including its self-developed 3D mobile games engine, have helped consolidate and extend the Company's leadership in the Chinese mobile games market.

The aggregate acquisition consideration consisted of (i) an initial consideration of $3 million in cash, which was paid in June 2009; and (ii) a contingent consideration of $1,250,000 in cash and 6,000,000 ordinary shares of KongZhong (equivalent to 150,000 American Depositary Shares ("ADSs")) subject to the completion of a commercial version of certain games on or prior to December 31, 2009. The fair value of the contingent consideration was determined to be $2,488,981 as of the acquisition date based on an assessment of the achievement of the development goal, of which, $1,163,064 of the fair value of the contingent consideration in cash was recorded as a liability and $1,325,917 of the fair value of the contingent consideration in ordinary shares, based on the closing market price of the Company's ADSs at the acquisition date, was recorded in equity in the consolidated balance sheet. This acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at fair value at the date of acquisition. The acquisition-related cost of $17,602 was recorded as general and administrative expenses as incurred in 2009. The revenues and net income of Xiamen Simlife in the amounts of $889,278 and $225,609 respectively were included in the Company's consolidated statement of the operations for the year ended December 31, 2009. The purchase price was allocated as follows:

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

3.	ACQUISITIONS - continued

(c)	Simlife and Xiamen Simlife - continued

Total consideration estimated at acquisition date:

Cash paid	$3,000,000
Fair value of contingent consideration:
Cash consideration	1,163,064
Equity consideration	1,325,917
Total	$5,488,981
Tangible assets acquired (including cash of $59,640)	$274,630
Acquired intangible assets:
Product technologies	$1,343,284
Licenses of service providers	11,706
Agreements with Mobile Operator	333,626
Liabilities assumed	(307,072)
Deferred tax liability	(422,302)
Goodwill	4,255,109
Total	$5,488,981

The goodwill arising from the acquisition of Simlife and Xiamen Simlife was allocated to and included in the mobile games segment as of December 31, 2010 and 2011. The contingent consideration in cash and ordinary shares was fully settled in 2010.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

3.	ACQUISITIONS - continued

(d)	Nanjing Zhulang and Success Blueprint

In October 2009, the Company acquired 100% equity interest of Nanjing Zhulang, an online Chinese-language novel company, and Success Blueprint, its affiliated entity, for an aggregate consideration of $2.34 million in cash and 1,000,000 ordinary shares of KongZhong (equivalent to 25,000 ADSs), which was fully paid in 2009. Nanjing Zhulang is engaged in operating an internet literature site. Success Blueprint, a company incorporated in the British Virgin Islands, is engaged in the management of overseas Chinese novel copyright. The acquisition of Nanjing Zhulang and Success Blueprint has supported the development of the Company's mobile novel services. This acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The acquisition-related cost of $50,349 was recorded as general and administrative expenses as incurred in 2009. The revenues and net loss of Nanjing Zhulang and Success Blueprint in the amounts of $270,776 and $61,837 respectively were included in the Company's consolidated statement of operations for the year ended December 31, 2009. The purchase price was allocated as follows:

Total purchase consideration at acquisition date:

Cash paid	2,343,081
Fair value of ordinary shares issued (determined based on the closing market price of the Company's ADSs at the acquisition date)	373,001
Total	$2,716,082
Tangible assets acquired (including cash of $89,425)	$312,359
Acquired intangible assets:
Trademarks	260,361
Self-developed content	305,316
Agreements with Mobile Operator	193,586
Contracts with content providers	102,065
Subscriber list	14,204
Liabilities assumed	(95,458)
Deferred tax liability	(153,793)
Goodwill	1,777,442
Total	$2,716,082

The goodwill arising from the acquisition of Nanjing Zhulang was allocated to and included in the WVAS segment as of December 31, 2010 and 2011.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

3.	ACQUISITIONS - continued

(e)	Dacheng Holdings and Shanghai Dacheng

In January 2010, the Company obtained the control over Dacheng Holdings and Shanghai Dacheng (collectively, "Dacheng"), a developer of three-dimensional massively multi-player online role-playing games, through a series of contractual arrangements between KongZhong China and Dacheng and its shareholders. On January 14, 2010, $24.1 million was paid to the selling shareholders of Dacheng, of which $9.6 million was paid in cash and $14.5 million was settled in 42.8 million ordinary shares of KongZhong (equivalent to 1.1 million ADSs) based upon the average closing price of the Company's ADSs over a 30-day period prior to December 15, 2009. The total consideration for the acquisition of Dacheng will be no greater than $80 million and determined based on Dacheng's net profit after tax as calculated under US GAAP ("NPAT") for the year of 2010. If Dacheng's NPAT for 2010 equals or exceeds $6.5 million, a multiple of 8 will be applied to Dacheng's NPAT for 2010 to arrive at the total consideration. If Dacheng's NPAT for 2010 is less than $6.5 million, then a multiple of 5 will be applied to Dacheng's NPAT for 2010 to arrive at the total consideration. The additional contingent consideration was classified as a liability and subsequently re-measured at fair value with the change in fair value recorded in earnings. This acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at fair value at the date of acquisition. The acquisition-related cost of $221,443 was recorded as general and administrative expenses as incurred in 2010. The revenues and net income of Dacheng in the amounts of $15,313,630 and $7,975,728 respectively were included in the Company's consolidated statement of the operations for the year ended December 31, 2010.

Total consideration estimated at acquisition date:

Cash paid	$9,577,600
Fair value of ordinary shares issued (determined based on the market closing price of the Company's ADSs at the acquisition date)	14,545,600
Fair value of contingent consideration	51,049,269
Total	$75,172,469

The purchase price was allocated based on the estimated total consideration at the acquisition date as follows:

Tangible assets acquired (including cash of $2,127,781)	$4,258,638
Acquired intangible assets
Core technologies	2,963,104
Product technologies	9,740,307
Liabilities assumed	(4,810,101)
Deferred tax liability	(529,317)
Goodwill	63,549,838
Total	$75,172,469

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

3.	ACQUISITIONS - continued

(e)	Dacheng Holdings and Shanghai Dacheng - continued

The goodwill arising from the acquisition of Dacheng was allocated to and included in the internet games segment as of December 31, 2010 and 2011.

As of December 31, 2010, the contingent consideration payable was measured at the fair value of $40.2 million and a gain arising from the change in fair value of $10.9 million was recorded in the consolidated statement of operations in 2010.The contingency was finally resolved in March 2011 and the consideration payable was settled in the form of $14.6 million in cash and 123.5 million ordinary shares. A loss arising from the change in fair value of $3.7 million was recorded in the consolidated statement of operations in 2011.

(f)	Shenzhen Zhida

In February 2010, Beijing WINT acquired 100% equity interest of Shenzhen Zhida, a technology developer for mobile device software platform, for a cash consideration of RMB8 million (equivalent to $1.2 million). This acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at fair value at the date of acquisition. The acquisition-related cost was $nil. The revenues and net loss of Shenzhen Zhida in the amounts of $76,101 and $76,332 respectively were included in the Company's consolidated statement of the operations for the year ended December 31, 2010. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $18,011)	$21,939
Acquired intangible assets:
Employment contract	351,540
Product technologies	66,866
Liabilities assumed	-
Deferred tax liability	(104,602)
Goodwill	836,058
Total	$1,171,801

The goodwill arising from the acquisition of Shenzhen Zhida was allocated to and included in the WVAS segment as of December 31, 2010 and 2011.

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

	For the years ended December 31,
	2009	2010
	(unaudited)	(unaudited)

Revenues	$136,948,781	$150,489,013
Net income	$8,740,088	$11,982,358
Income per share - basic	$0.01	$0.01
Income per share - diluted	$0.01	$0.01

4.	HELD-TO-MATURITY SECURITIES

The balance represents the Company's investments in debt securities provided by the banks with original maturities within one year.

5.	TRADING SECURITIES

The Company from time to time invests in publicly traded equity and debt securities in China's stock market, and accounts such investments as trading securities. The Company recognized gain related to trading securities of $206,945, $883,285 and $85,561 in the statements of operations for the years ended December 31, 2009, 2010 and 2011, respectively. The fair value of trading securities is determined based on the quoted market price of the securities which is a Level 1 fair value measurement. The Company held trading securities in amounts of $20,276 and $7,754,630 as of December 31, 2010 and 2011, respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

6.	LOANS TO THIRD PARTY

The Company entered into three loan agreements with Chengdu Jinhua Tianchuang Investment Co., Ltd ("Chengdu Jinhua"), a third party, and China Mingsheng Banking Co., Ltd. whereby the Company loaned RMB99 million, RMB25.8 million and RMB15 million (a total of RMB139.8 million or US$22.2 million) to Chengdu Jinhua for one year commencing January 24, January 24 and February 18, 2011, respectively, at an interest rate of 6.39% per annum. For the year ended December 31, 2011, the Company recorded interest income of US$1,193,226. The terms of the loans were subsequently extended to March 31, 2012 at an interest rate of 7.93% per annum for the extended period. These loans were fully settled at the end of March 2012.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2010	2011

Prepayment to service providers	3,733,037	2,064,174
Staff advances	495,677	665,587
Rental and other deposits	1,084,706	1,143,509
Interest receivables	632,176	267,947
Other current assets	33,472	4,808
	$5,979,068	$4,146,025

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2010	2011

Computer and transmission equipment	$8,211,532	$10,246,858
Furniture and office equipment	747,805	812,019
Motor vehicles	664,968	747,186
Leasehold improvements	2,210,221	2,327,099
Communication equipment	335,594	348,602
Office building	649,867	683,077
	12,819,987	15,164,841
Less: accumulated depreciation	(9,081,389)	(11,544,562)
	$3,738,598	$3,620,279

Depreciation expenses for the years ended December 31, 2009, 2010 and 2011 are $1,809,788, $2,170,855 and $2,165,883 respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

9.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	December 31, 2010					December 31, 2011
	Gross	Accumulated			Net	Gross	Accumulated			Net
	carrying	amortization	Exchange		carrying	carrying	amortization	Exchange		carrying	Amortization
	amount	difference	difference	Impairment	amount	amount	difference	difference	Impairment	amount	period

Intangible assets not subject to amortization
Trademarks with indefinite life	$260,387	-	$8,076	-	$268,463	$268,463	-	$13,719	-	$282,182	N/A

Intangible assets subject to amortization
Agreements with Mobile Operator	$2,962,358	$(2,759,297)	$9,653	-	$212,714	$3,113,746	$(3,070,271)	$6,782	-	$50,257	3 years
Operating platforms	235,848	(152,044)	3,272	-	87,076	247,901	(191,348)	3,816	(3,927)	56,442	5 years
Licenses of service providers	54,296	(49,867)	-	-	4,429	57,071	(57,201)	130	-	-	3 years
Contracts with content providers	114,893	(70,396)	2,054	-	46,551	120,999	(122,678)	1,679	-	-	1 year
Non-compete agreement	369,627	(369,627)	-	-	-	388,516	(388,516)	-	-	-	2 years
Self-developed contents	360,657	(407,146)	46,516	-	27	379,089	(379,089)	-	-	-	2 years
Product technologies	10,500,573	(4,002,200)	201,643	(5,730,579)	969,437	4,966,102	(4,497,238)	39,769	-	508,633	3 years
Contracts with service providers	5,436	(5,436)	-	-	-	5,713	(5,713)	-	-	-	1 year
Subscriber list	15,898	(15,900)	2	-	-	16,710	(16,710)	-	-	-	1 year
Trademarks	35,081	(35,081)	-	-	-	36,874	(36,874)	-	-	-	1 year
Core technologies	4,432,801	(1,911,694)	91,232	-	2,612,339	4,667,587	(3,459,527)	104,770	-	1,312,830	3 years
Employment contract	362,379	(119,867)	9,140	-	251,652	380,898	(253,799)	10,448	-	137,547	3 years
Total	$19,710,234	$(9,898,555)	$371,588	$(5,730,579)	$4,452,688	$14,649,669	$(12,478,964)	$181,113	$(3,927)	$2,347,891

The weighted average amortization period of the intangible assets subject to amortization was 3 and 3 years as of December 31, 2010 and 2011, respectively.

For purposes of recognition and measurement of an impairment loss, each intangible asset is considered the lowest level asset group that generates identifiable independent cash flows. Because the carrying amount of the product technology relating to certain games and mobile platform exceeded the sum of undiscounted future cash flows expected to generate from the use and eventual disposition of such technology, the Company recognized an impairment loss of $5,730,579 in 2010, based on the fair value of the product technology. The impaired product technology was included in the internet games segment. The fair value of the product technology was measured using the excess earnings approach and the key assumptions included estimated life of the game, discount rate and income tax rate.

The Company recorded amortization expenses of $1,131,387, $5,520,188, and $2,277,566 for the years ended December 31, 2009, 2010, and 2011, respectively. The amortization expenses for the years ending December 31, 2012, 2013, 2014 and 2015 and thereafter are expected to be $1,968,170, $97,539, $0 and $0.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

10.	LONG-TERM INVESTMENTS

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

11.	GOODWILL

The change in the carrying amounts of goodwill by reporting unit is as follows:

	2010				2011
		Mobile	Internet			Mobile	Internet
	WVAS	games	games	Total	WVAS	games	games	Total

Gross amount:
Beginning balance	$39,771,385	$4,894,172	-	$44,665,557	$41,807,165	$5,032,559	65,511,270	$112,350,994
Goodwill recognized in acquisition	836,058	-	63,549,838	64,385,896	-	-	-	-
Exchange differences	1,199,722	138,387	1,961,432	3,299,541	2,116,019	235,104	3,319,991	5,671,114
Ending balance	41,807,165	5,032,559	65,511,270	112,350,994	43,923,184	5,267,663	68,831,261	118,022,108
Accumulated impairment loss:
Beginning balance	(21,623,279)	-	-	(21,623,279)	(21,623,279)	-	(3,022,040)	(24,645,319)
Charge for the year	-	-	(2,998,317)	(2,998,317)	(20,255,242)	-	-	(20,255,242)
Exchange differences	-	-	(23,723)	(23,723)	-	-	(154,438)	(154,438)
Ending balance	(21,623,279)	-	(3,022,040)	(24,645,319)	(41,878,521)	-	(3,176,478)	(45,054,999)
Goodwill, net	$20,183,886	$5,032,559	$62,489,230	$87,705,675	$2,044,663	$5,267,663	$65,654,783	$72,967,109

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

11.	GOODWILL - continued

The Company performs impairment test on goodwill at least annually at December 31.

As of December 31, 2010, the fair value of reporting units were estimated using a combination of income-based and market-based valuation methodologies. Under the income approach, forecasted cash flow of a reporting unit is discounted to a present value using a discount rate commensurate with the risks of those cash flows. The discounted cash flows for each reporting unit were based on discrete financial forecasts developed by management. Cash flows beyond the forecasted period and discrete forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies. Specifically, the income approach valuations included cash flow discount rates of 20.5%, 21% and 21.5%, and terminal value growth rates of 3%, 3% and 3% for WVAS, mobile games and internet games reporting units, respectively. Under the market approach, the fair value of a reporting unit is estimated based on the revenues and earnings multiples of a group of comparable public companies. Since internet game reporting unit had not met the revenue and earnings growth forecast, internet game reporting unit failed in the first step of the impairment test and recorded an impairment loss of $2,998,317 based on the result of the second step of the impairment test.

During 2011, the Company determined that due to the significant decline in its stock price for a sustained period, there was an impairment indicator related to goodwill, and hence, the Company performed an impairment test on goodwill as of September 30, 2011. The Company estimated the fair values of the reporting units using the income approach valuation methodology. The market-based valuation methodology is not considered as appropriate because of volatility of the general market condition as well as the significant fluctuations in the multiples of the comparable companies. The income approach valuations included cash flow discount rates of 22.0%, 22.5% and 25.0%, and terminal value growth rates of 3%, 3% and 3% for WVAS, mobile games and internet games reporting units, respectively. Based on the performance and forecast of the WVAS reporting unit, WVAS reporting unit failed in the first step of the impairment test and the Company determined that there is an impairment loss of $20,255,242 relating to the unit as of September 30, 2011 based on result of the second step of the impairment test. For the purpose of its annual goodwill impairment test, the Company performed another test as of December 31, 2011 using the same valuation methodology and assumptions on relevant discount rates and growth rates described above and concluded that no further impairment loss needs to be recognized as of December 31, 2011.

During the year ended December 31, 2009, 2010 and 2011, the Company recognized goodwill impairment losses of $nil, $2,998,317 and $20,255,242, respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2010	2011

Accrued welfare benefits	$573,500	$507,458
Accrued payroll	560,838	981,537
Advance from customers	1,253,312	1,252,647
Accrued service fees	2,929,965	2,983,743
Other tax payables	2,375,812	3,138,414
Acquisition consideration payable (i)	40,155,908	-
Others	235,522	625,995
	$48,084,857	$9,489,794

(i)	The balance of acquisition contingent consideration payable as of December 31, 2010 represented the contingent consideration in relation to the acquisition of Dacheng (see note 3(e)). The contingency was resolved and the consideration was settled in 2011.

13.	INCOME TAXES

KongZhong and Dacheng Holdings are companies incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, they are not subject to tax on either income or capital gain.

Success Blueprint is a company incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, it is not subject to tax on either income or capital gain.

Under the current Hong Kong Inland Revenue Ordinance, Dacheng Hong Kong is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong.

The Company's subsidiaries, VIEs and VIEs' subsidiaries established in the PRC are subject to income tax rate of 25%, except for the following, according to the PRC Enterprise Income Tax (the "New EIT Law"), which became effective from January 1, 2008 and adopted a unified income tax rate of 25% for most enterprises.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

13.	INCOME TAXES - continued

In 2008, KongZhong Beijing, Beijing AirInbox, Beijing Xinrui and Tianjin Mammoth obtained the "high and new technology enterprise" ("HNTE") status under the New EIT Law. In 2009, KongZhong China, Beijing Chengxitong and Beijing WINT also obtained the HNTE status under the new rules. Moreover, KongZhong China, Beijing WINT, Beijing Chengxitong and Beijing Xinrui enjoyed 50% tax relief in 2009. The HNTE status allows qualifying China-based enterprises to use a 15% tax rate for three years. At the conclusion of the three year period, the qualifying enterprises have the option to renew for additional three years through a simplified application process if their operations continue to qualify for HNTE status. KongZhong Beijing, Beijing AirInbox, Beijing Xinrui and Tianjin Mammoth renewed their HNTE status in 2011 for additional three years. After the first six years, enterprises will go through a new application process in order to renew their HNTE status. The Company believes it is highly likely that its qualifying entities will continue to obtain the renewal of the HNTE status in the future and has assumed so in calculating deferred tax assets and liabilities. If these qualifying entities failed to obtain such renewal, there would not be any significant impact on deferred tax balances as of December 31, 2011.

Xiamen Simlife and Shanghai Dacheng qualified for software enterprise for tax purposes. They were entitled to an exemption from income tax for two years commencing from the first year that presents accumulated earnings under the PRC tax law and entitled to a 50% relief from income tax for the following three years. The preferential tax treatment of Xiamen Simlife started in 2010 and Shanghai Dacheng started in 2011.

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2010	2011

Current deferred tax assets
Accrued expenses	$284,491	$335,946
Less: valuation allowance	(284,491)	(335,946)
Current deferred tax assets, net	$-	$-

Non-current deferred tax assets
Net operating loss carry forwards	107,033	78,740
Less: valuation allowance	(107,033)	(78,740)
Non-current deferred tax assets, net	$-	$-

Deferred tax liabilities
Amortization of intangible assets	$477,457	$271,622

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

13.	INCOME TAXES - continued

The Company operates through multiple subsidiaries and VIEs and the valuation allowance is considered on each individual entity basis. A full valuation allowance has been established because the Company believes that either it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the future, or the amount involved is not significant. The tax losses carried forward as of December 31, 2011 amounted to $314,960 and will expire by 2016.

The income taxes expense consists of:

	For the years ended December 31,
	2009	2010	2011

Current	$4,867,900	$4,578,091	$3,326,277
Deferred	(169,786)	(628,088)	(188,439)
Total	$4,698,114	$3,950,003	$3,137,838

A reconciliation between the statutory PRC enterprise income tax rate and the Company's effective tax rate is as follows:

	For the years ended December 31,
	2009	2010	2011

Applicable rate for reconciliation purpose (note)	25%	25%	(25)%
Effect of tax holiday granted to PRC entities	(24.1)%	(26.7)%	(50.7)%
Effect on tax rates in different tax jurisdiction	-	(5.8)%	(23.7)%
Tax effect of expenses that are not deductible in determining taxable profit	25.8%	37.7%	29.4%
Change in valuation allowance	0.5%	(5.3)%	0.5%
Effective tax rate for the year	27.2%	24.9%	(69.5)%

Note:	The domestic tax rate in the jurisdiction where the operation of the Company is substantially based is used. On January 1, 2008, the new PRC enterprise income tax law took effect and has applied a uniform statutory tax rate of 25% to domestic enterprises and foreign-invested enterprises.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

13.	INCOME TAXES - continued

If the tax holidays granted to the relevant subsidiaries and VIEs were not available, the impact on income tax provision and earnings per share amounts would be as follows:

	For the years ended December 31,
	2009	2010	2011

Increase in income tax expense	$4,164,840	$4,235,642	$2,290,131
Impact on net income (loss) per ordinary share-basic	$0.00	$0.00	$0.00
Impact on net income (loss) per ordinary share-diluted	$0.00	$0.00	$0.00

The Company did not identify any significant unrecognized tax benefits or incur any interest or penalties related to potential underpaid income tax expenses for each of the three years ended December 31, 2011. The Company does not expect to have a significant increase or decrease on unrecognized tax benefits within 12 months from December 31, 2011.

Under New EIT Law, a "resident enterprise" which may include an enterprise established outside of the PRC with management located in the PRC, will be subject to the PRC income tax. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

Aggregate undistributed earnings of the Company's VIEs and its VIEs' subsidiaries located in the PRC that are available for distribution to the Company of approximately $119,199,035 at December 31, 2011 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distribution made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

14.	CONVERTIBLE SENIOR NOTE

On March 18, 2009, the Company issued a convertible senior note to Nokia Growth Partners ("NGP"), which is due in 2014. This note in an aggregate principal amount of $6,775,400 is convertible to ordinary shares of the Company at the conversion price of $0.08915 per share. The conversion price is adjustable subject to standard anti-dilution provision i.e. stock splits, subdivisions, reclassifications or combinations, etc. The initial interest rate was 8% per annum for the period commencing and including March 18, 2009 and ending and including December 31, 2009, compounded annually on the outstanding portion of the principal amount and any accrued and unpaid interest that is overdue. The applicable interest rate was changed from 8% to 7% in 2010 according to certain earning/debt ratio. For the fiscal year commencing January 1, 2011 and each fiscal year thereafter, the applicable interest rate will be adjustable in a range of 6% to 8% according to certain earning/debt ratio. The interest was payable on July 15, 2009 and semi-annually on January 15 and July 15 afterwards. The Company was also entitled to a purchased call option to redeem the convertible senior note plus any accrued but unpaid interest following the third anniversary of the closing date. Furthermore, a share purchase warrant was issued to NGP to purchase 80,000,000 ordinary shares of KongZhong with a purchase price of $0.125 per share, which is to be expired in five years after the issuance.

The conversion feature, interest rate reset feature and prepayment feature embedded in the convertible senior note are derivatives but not subject to bifurcation in accordance with the guidance of accounting for derivative instruments. The warrant issued with the convertible senior note was detachable and classified as equity. The total proceeds were allocated between the convertible senior note and the warrant based on their relative fair values. The amount of $677,332 allocated to the warrant was recorded as equity. A beneficial conversion feature of $3,667,931 was resulted as the effective conversion price was lower than the fair value of the ordinary shares on the closing date of March 18, 2009, which was recognized as additional paid in capital with a corresponding increase in debt discount. The debt discount totaling $4,345,263 was amortized into interest expense over the term of convertible senior note using the effective interest rate method. During 2009, 2010 and 2011, the amortized discount of $299,813, $585,627 and $294,543 were recorded as part of the interest expense respectively.

On February 25, 2011, the Company prepaid 70% of the aggregate principal amount of the convertible senior note for US$9,310,000 in cash, plus any accrued but unpaid interest. The prepaid portion of the convertible senior note has rights to be converted into 1,330,000 ADSs, equivalent to 53,200,000 ordinary shares.

The carrying amount of the convertible senior note was as follows:

	As of December 31,
	2010	2011

Principal	6,775,400	2,032,620
Debt discount	(4,345,263)	(1,303,579)
Accumulated amortization of debt discount	885,440	471,852
Accrued interest	237,139	71,726
Carrying amount	3,552,716	1,272,619

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

14.	CONVERTIBLE SENIOR NOTES - continued

Interest expense on the convertible senior note has been recorded at the effective rate of 31.85% after prepayment comparing to previous effective tax rate of 37.01%. Interest expense recognized related to the convertible senior note was as follows:

	For the years ended December 31,
	2009	2010	2011

Interest expense at coupon rate	426,097	474,278	193,220
Amortization of debt discount	299,813	585,627	294,543
Total interest expense recognized	725,910	1,059,905	487,763

15.	SHAREHOLDER'S EQUITY

The Company's 2002 employee equity incentive plan ("2002 Plan") allows the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. Options to purchase 105,000,000 ordinary shares are authorized under the 2002 Plan. In 2005, the shareholders authorized additional 32,000,000 options under the 2002 Plan. Under the terms of the 2002 Plan, options are generally granted at prices equal to the fair market value of the Company's shares listed on the Nasdaq National Market. The majority of the options will vest over four years where 25% of the options will vest at the end of the first year, 6.25% will vest quarterly in the second year through the fourth year. The stock options expire 10 years from the date of grant.

As of December 31, 2011, options to purchase 50,685,617 shares of ordinary shares were outstanding, and options to purchase 12,989,343 ordinary shares were available for future grant.

The Company's 2006 Equity Incentive Plan ("2006 Plan") allows the Company to offer a variety of incentive awards to employees, consultants or advisors of the Company. 40,000,000 nonvested ordinary shares are authorized under the 2006 Plan. In December 2008, the shareholders authorized additional 140,000,000 nonvested ordinary shares under the 2006 Plan.

For the nonvested shares granted in 2010, the fair market value of the grant date was used to determine the cost of the nonvested shares. As of December 31, 2011, 56,475,000 shares were outstanding and 1,857,500 shares were available for future grant. The majority of nonvested shares will vest over four years where 25% of the nonvested shares will vest at the end of the first year, and 6.25% will vest quarterly from the second year through the fourth year.

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

15.	SHAREHOLDER'S EQUITY - continued

Stock options

A summary of the stock option activities is as follows:

	Outstanding options
		Weighted	Weighted average
	Number of	average	grant-date
	Options	exercise price	fair value

Options outstanding at January 1, 2009	59,534,640	$0.06	$0.06
Granted	13,240,000	$0.12	$0.15
Forfeited	(11,264,600)	$0.07	$0.07
Exercised	(13,398,120)	$0.04	$0.04

Options outstanding at December 31, 2009	48,111,920	$0.08	$0.09
Granted	6,800,000	$0.15	$0.06
Forfeited	(6,926,580)	$0.08	$0.04
Exercised	(5,498,560)	$0.06	$0.04

Options outstanding at December 31, 2010	42,486,780	$0.07	$0.05
Granted	19,800,000	$0.10	$0.10
Forfeited	(5,034,283)	$0.09	$0.05
Exercised	(6,566,880)	$0.05	$0.03

Options outstanding at December 31, 2011	50,685,617	$0.10	$0.07

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period.

Option grants	2009	2010	2011

Weighted average risk-free interest rate	1.21%	1.21%	0.46%
Weighted average expected option life	2.75 years	2.75 years	2.75 years
Weighted average volatility rate	50%	62%	62%
Weighted average dividend yield	-	-	-

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

15.	SHAREHOLDER'S EQUITY - continued

Stock options - continued

(1)	Risk-free interest rate

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

(4)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected life of the options.

(5)	Exercise price

The exercise price of the options was determined by the Board of Directors.

(6)	Fair value of underlying ordinary shares

The closing market price of the ADSs of KongZhong as of the grant date was used to determine the fair value of the ordinary shares on that date.

The weighted average per share fair value of options granted in each year was as follows:

	For the years ended December 31,
	2009	2010	2011

Stock options	$0.07	$0.06	$0.10

The total intrinsic value of options exercised during the year ended December 31, 2009, 2010 and 2011 was $3,653,699, $617,438 and $377,622 respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

15.	SHAREHOLDER'S EQUITY - continued

Stock options - continued

The following table summarizes information with respect to stock options outstanding at December 31, 2011:

	Options outstanding				Options exercisable
		Weighted	Weighted			Weighted	Weighted
		average	average	Aggregate		average	average	Aggregate
	Number	exercise	remaining	intrinsic	Number	exercise	remaining	intrinsic
	outstanding	price	contractual life	value	exercisable	price	contractual life	value

Average exercise price
$0.00	1,560,000			$157,560	1,560,000			$157,560
$0.01	50,040			4,679	50,040			4,679
$0.07	13,797,537			458,768	9,696,347			322,404
$0.09	2,000,000			32,500	1,250,000			20,313
$0.10	17,800,000			151,300	-			-
$0.12	2,000,000			-	-			-
$0.13	7,518,040			-	4,598,040			-
$0.15	5,960,000			-	2,235,000			-
Total	50,685,617	$0.10	8.08 years	$804,807	19,389,427	$0.10	6.68 years	$504,956

The number of the options expected to vest was 31,296,190 with a weighted-average exercise price of $0.10 and the weighted-average remaining contractual term of 8.95 years. The aggregate intrinsic value of the option expected to vest was $299,851 as of December 31, 2011.

Nonvested shares

A summary of the nonvested share activities is as follows:

	Number of	Weight average
	nonvested	grant-date
	shares outstanding	fair value

Nonvested shares outstanding at January 1, 2009	122,237,500	$0.10
Granted	52,400,000	$0.14
Forfeited	(7,202,500)	$0.14
Vested	(31,260,833)	$0.10

Nonvested shares outstanding at December 31, 2009	136,174,167	$0.11
Granted	14,000,000	$0.18
Forfeited	(29,450,000)	$0.09
Vested	(43,130,834)	$0.11

Nonvested shares outstanding at December 31, 2010	77,593,333	$0.13
Granted	16,160,000	$0.10
Forfeited	(1,975,000)	$0.09
Vested	(35,303,333)	$0.12

Nonvested shares outstanding at December 31, 2011	56,475,000	$0.12

The total intrinsic value of shares vested in the year of 2009, 2010 and 2011 was $9,683,043, $7,644,940 and $3,653,895 respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

15.	SHAREHOLDER'S EQUITY - continued

Nonvested shares - continued

The following table summarizes information with respect to nonvested shares outstanding at December 31, 2011:

	Nonvested share outstanding
		Aggregate
	Number	intrinsic
	outstanding	value

Grant date
December 19, 2008	$13,200,000	$1,366,200
February 3, 2009	10,000,000	1,035,000
April 1, 2009	2,820,000	291,870
July 10, 2009	5,425,000	561,488
July 15, 2009	120,000	12,420
June 22, 2010	8,750,000	905,625
October 3, 2011	$16,160,000	$1,672,560
Total	$56,475,000	$5,845,163

The Company recorded share-based compensation expenses of $4,211,530, $5,000,256 and $4,579,522 for the years ended December 31, 2009, 2010 and 2011, respectively. The amount of stock-based compensation currently estimated to be expensed from 2012 through 2015 related to unvested share-based payment awards at December 31, 2011 is $7,104,988. This amount will be recognized as presented in the following table.

Year
2012	$4,464,497
2013	1,549,546
2014	751,532
2015	339,413
Total	$7,104,988

That cost is expected to be recognized over a weighted average period of 2.06 years. To the extent the actual forfeiture rate is different from the Company's original estimate, share-based compensation related to these awards may require to be adjusted.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

15.	SHAREHOLDER'S EQUITY - continued

Share repurchase

On September 30, 2011, the Board of Directors, authorized to purchase the ADSs on the open market (the "Purchase Plan"). The number of ADSs to be purchased under the Purchase Plan shall not exceed 5,000,000 ADSs. The aggregate value of ADSs to be purchased under the Purchase Plan shall not exceed $15,000,000. During the year ended December 31, 2011, the Company repurchased 24,299,120 shares of its ordinary shares for a total consideration of $2,748,579. 20,000,000 shares repurchased by the Company were cancelled during 2011, and the remaining shares were cancelled in March 2012.

16.	SEGMENT AND GEOGRAPHIC INFORMATION

Segment reporting

The Company's chief operating decision maker (''CODM'') has been identified as the Chief Executive Officer who reviews results of operations by business lines when making decisions about allocating resources and assessing performance of the Company. The Company has therefore determined that each business line represents an operating segment.

During 2009, the Company was operated in three business lines: WVAS, mobile games and wireless internet services ("WIS"). In 2010, the Company expected revenue growth in partnership with China Mobile's mobile literature platform, which was part of WIS business. This new revenue stream was expected to rely on resources from WVAS business to a significant degree. Due to the anticipated synergy between WVAS and WIS businesses, the Company combined WIS business into its WVAS business and no discrete financial information for WIS would be available any more. Meanwhile, the acquisition of Dacheng bought a new business line, internet games, into the Company in 2010, which was expected to be a significant portion of revenue growth in future. As a result, there were three operating segments presented: WVAS, mobile games and internet games.

The Company does not allocate any assets to its operating segments as management does not believe that allocating these assets is useful in evaluating these segments' performance. Accordingly, the Company has not made disclosure of total assets by reportable segment.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

16.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Segment reporting - continued

	For the years ended December 31,
	2009	2010	2011
Revenues
WVAS	$104,001,623	$83,280,333	$80,265,942
Mobile games	27,296,600	49,171,432	40,850,452
Internet games	—	17,131,599	38,892,041
	131,298,223	149,583,364	160,008,435
Sales tax
WVAS	(2,273,620)	(1,584,382)	(1,390,901)
Mobile games	(611,507)	(925,098)	(621,069)
Internet games	—	(699,453)	(1,815,853)
	(2,885,127)	(3,208,933)	(3,827,823)
Cost of revenues
WVAS	(54,258,522)	(48,329,474)	(50,758,629)
Mobile games	(11,688,299)	(29,570,886)	(25,247,963)
Internet games	—	(2,338,257)	(15,923,649)
	(65,946,821)	(80,238,617)	(91,930,241)
Gross profit
WVAS	47,469,481	33,366,477	28,116,412
Mobile games	14,996,794	18,675,448	14,981,420
Internet games	—	14,093,889	21,152,539
	62,466,275	66,135,814	64,250,371
Operating expenses
Product development	(18,272,008)	(23,964,697)	(15,416,944)
Selling and marketing	(17,821,260)	(18,975,617)	(20,891,615)
General and administrative	(10,186,853)	(10,481,827)	(11,582,200)
Impairment loss on goodwill and intangible assets	—	(8,728,896)	(20,259,169)
Total operating expenses	(46,280,121)	(62,151,037)	(68,149,928)

Changes in fair value of contingent consideration for business acquisition	$—	$10,894,533	$(3,729,513)
Government subsidies	$—	$337,663	$319,319
Income (loss) from operations	$16,186,154	$15,216,973	$(7,309,751)

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

16.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Product lines of WVAS

The WVAS include services delivered through the 2.5G mobile networks, which comprise Wireless Application Protocol ("WAP") services and Multimedia Messaging Services ("MMS"), and services delivered through 2G technology platforms, which comprise Short Messaging Services ("SMS"), Interactive Voice Response services ("IVR"), and Color Ring Back Tones ("CRBT"). Revenues of WVAS by product line for the years ended December 31, 2009, 2010 and 2011 are as follows:

	For the years ended December 31,
	2009	2010	2011
WVAS
2.5 Generation
- WAP	$13,106,151	$4,485,792	$2,355,376
- MMS	8,203,600	5,544,700	6,573,187
	21,309,751	10,030,492	8,928,563
2 Generation
- SMS	$44,484,612	$34,485,665	$37,096,542
- IVR	19,512,653	17,706,798	12,661,930
- CRBT and others	18,694,607	21,057,378	21,578,907
	82,691,872	73,249,841	71,337,379
	$104,001,623	$83,280,333	$80,265,942

Geographical information

The Company's operations are mainly located in its country of domicile (ie. the PRC) and to a lesser extent, overseas. The Company's revenues by geographic areas (based on location of the other signing party of the revenue contract) are detailed below:

	For the years ended December 31,
	2009	2010	2011
PRC	$131,298,223	$144,622,646	$154,455,308
Asia-pacific	-	4,474,499	4,502,636
Other areas	-	486,219	1,050,491
	$131,298,223	$149,583,364	$160,008,435

The Company's long-lived assets as of December 31, 2010 and 2011 were all located in the PRC.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

17.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share:

	For the years ended December 31,
	2009	2010	2011

Net income (loss) (numerator), basic and diluted	$12,583,381	$11,923,199	$(7,654,862)
Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income (loss) per share	1,385,201,479	1,466,947,693	1,607,110,119
Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed conversions of stock options, nonvested shares and warrant using the treasury stock method	152,569,572	80,922,985	—
Total weighted average shares used in computing diluted net income (loss) per share	1,537,771,051	1,547,870,678	1,607,110,119
Net income (loss) per share, basic	$0.01	$0.01	$(0.00)
Net income (loss) per share, diluted	$0.01	$0.01	$(0.00)

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

The dilutive effect of the convertible senior note was calculated using if-converted method. Under the if-convertible method, the interest less income tax effects applicable to the convertible senior note is added back to the numerator. The convertible senior note is assumed to have been converted at the beginning of the period.

For the years ended December 31, 2009, 2010 and 2011, the Company had the following securities outstanding which could potentially dilute basic net income (loss) per share in the future, but were excluded from the computation of diluted net income (loss) per share in 2009, 2010 and 2011 as their effects would have been antidilutive:

	For the years ended December 31,
	2009	2010	2011

Options, nonvested shares and warrant	-	-	187,160,617
Convertible senior note	76,000,000	76,000,000	22,800,000

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

18.	CONCENTRATIONS

i.	Dependence on Mobile Operator

The revenue of the Company is primarily derived from cooperative arrangements with the Mobile Operator in the PRC. The major operators cooperated with the Company are China Mobile, China Unicom and China Telecom. If the strategic relationship with the Mobile Operator in the PRC is terminated or scaled-back, or if the Mobile Operator alters the revenue sharing arrangements, the Company's WVAS business would be adversely affected.

Revenues collected through China Mobile for the years ended December 31, 2009, 2010 and 2011 represent 78%, 72% and 62% of gross revenues, respectively.

Revenues collected through China Unicom for the years ended December 31, 2009, 2010 and 2011 represent 11%, 8% and 7% of gross revenues, respectively.

Revenues collected through China Telecom for the years ended December 31, 2009, 2010 and 2011 represent 8%, 6% and 5% of gross revenues, respectively.

As a percentage of total WVAS revenues, WVAS revenues collected through China Mobile for the years ended December 31, 2009, 2010 and 2011 represent 57%, 40% and 37% of gross revenues respectively; WVAS revenues collected through China Unicom for the years ended December 31, 2009, 2010 and 2011 represent for 11%, 8%, and 7% of gross revenues respectively; WVAS revenues collected through China Telecom for the years ended December 31, 2009, 2010 and 2011 represent 8%, 6% and 5% of gross revenues respectively.

As a percentage of total mobile games revenues, mobile games revenues, which are collected only through China Mobile, for the years ended December 31, 2009, 2010 and 2011 represent 20%, 32% and 25% of gross revenues respectively.

Amounts due from China Mobile as of December 31, 2010 and 2011 represent 76% and 75% of accounts receivable, respectively.

Amounts due from China Unicom as of December 31, 2010 and 2011 represent 1% and 1% of accounts receivable, respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

18.	CONCENTRATIONS - continued

i.	Dependence on Mobile Operator - continued

Amounts due from China Telecom as of December 31, 2010 and 2011 represent 8% and 9% of accounts receivable, respectively.

ii.	Credit risk

In WVAS and mobile games services, the Company depends on the billing system of the Mobile Operator to charge the mobile phone users and collect payments from them. The Company generally does not require collateral for its accounts receivable and has not experienced any significant credit losses for any periods presented.

19.	PRC CONTRIBUTION PLAN AND PROFIT APPROPRIATION

The employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company accrue these benefits based on certain percentages of the employees' salaries. The total provision for such employee benefit was $3,143,592, $4,050,629 and $3,635,872 for the years ended December 31, 2009, 2010 and 2011, respectively.

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises and local enterprises, the Company's subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the boards of directors of the relevant subsidiaries.

For foreign enterprises, these reserve funds include (i) a statutory surplus reserve fund and (ii) a general surplus reserve fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC accounting standards and regulation at each year-end); the other fund appropriations are at the Company's discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and bonus and are not distributable as cash dividends.

As of December 31, 2010 and 2011, the total statutory reserve amounted to $9,392,790 and $10,341,491, respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

20.	RELATED PARTY TRANSACTIONS

Prior to the acquisition of Dacheng by the Company in January 2010, Leilei Wang, the Chief Executive Officer of the Company and the Chairman of the Board of Directors, held approximately 24.8% equity interest of Dacheng. As a result of the acquisition, Leilei Wang, as one of the selling shareholders, received a consideration of 14.6 million and 53.1 million ordinary shares of KongZhong in 2010 and 2011, respectively.

Leilei Wang indirectly owns more than 10% of Prosten Technology Holdings Limited ("Prosten"). Prosten and its subsidiaries engage in the business of providing solutions to companies that provide mobile and search services. In 2009, 2010 and 2011, Prosten and its subsidiaries provided the Company mobile value-added services valued at $1.1 million, $3.2 million and $3.8 million, respectively. The accounts payable to Prosten and its subsidiaries as of December 31, 2010 and 2011 were $0.1million and $nil, respectively.

21.	COMMITMENT AND CONTINGENCY

i.	Operating lease as lessee

The Company leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2009, 2010 and 2011 were $1,808,401, $2,282,956 and $2,087,203, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Year ending
2012	$1,526,266
2013	$213,297
2014	$102,455
2015 and thereafter	-

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

21.	COMMITMENT AND CONTINGENCY - continued

ii.	Purchase obligations

The Company entered into a series of agreements with content providers to develop WVAS, mobile games and internet games. The future minimum purchase obligations payments under non-cancelable purchase agreements were approximately as follows:

Year ending
2012	$3,550,790
2013	$612,284
2014	$232,036
2015	$973
2016 and thereafter	$-

iii.	Sales tax

The subsidiaries and VIEs incorporated in the PRC are subject to the sales tax at rates of 3% to 5% on PRC taxable revenues, as defined by the related tax rules and regulations. When determining the PRC taxable revenues for sales tax purpose, the subsidiaries and VIEs adopted a "net" basis, i.e. deducting profit sharing with content providers from revenues. However, as the deductible items for sales tax purposes are not clearly defined, the Company would be subject to additional sales tax if the net basis used by the Company was determined inappropriate for the computation of sales tax. Additional business tax amounting to $3,484,170 could arise had the gross revenue been used for sales tax calculations as of December 31, 2011.

22.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations restrict the payments of dividends by the Company's PRC subsidiaries and VIEs from their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As described in note 19, general reserve requires annual appropriations of 10% of after-tax profit should be set aside prior to the payment of dividends. As a result of these PRC laws and regulations, the Company's PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2010 and 2011, the amounts of restricted net assets were approximately $48,600,310 and $51,505,234, respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In US dollars)

23.	SUBSEQUENT EVENTS

i.	U4iA investment

In January 2012, the Company invested $2.0 million in the series B preferred shares of U4iA Games Incorporated ("U4iA"), a United States based company, a developer and publisher of a free-to-play, console-quality, browser-based first person shooter game, which is still under development. As the Company has no significant influence on U4iA, the investment was recorded as a long-term investment at cost.

ii.	Noumena acquisition

In February 2012, the Company announced to acquire 100% of the shares of Noumena Innovations (BVI) Ltd. ("Noumena") and certain assets from an entity related to Noumena for an aggregate consideration of $15 million in cash and 40 million ordinary shares of KongZhong (equivalent to 1 million ADSs). Noumena is engaged in mobile games platform development. The acquisition of Noumena is expected to support the development of the Company's mobile games services. The cash consideration is payable over three years, and the shares are subject to a three-year lock-up period from the closing of the transactions. The acquisition was completed in March 2010. Assets acquired and liabilities assumed are impracticable to disclose since the Company is still in the process of preparing purchase price allocation and related accounting.

iii.	NGP conversion

On March 1, 2012, NGP converted all of the outstanding convertible senior note into 22,800,000 ordinary shares of KongZhong.

