Form 20-F
period 2012-12-31
KONGZHONG CORP
filed 2013-04-16
CIK 1285137

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Securities registered or to be registered pursuant to Section 12(b) of the Act

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

As of December 31, 2012, 1,678,097,663 ordinary shares, par value US$0.0000005 per share, were issued and outstanding.

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

Large accelerated filer ☐  Accelerated filer ☒  Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

- i -

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such forward-looking statements include, without limitation, statements that are not historical facts relating to:

•	our ability to successfully execute our business strategies and plans;

•	our financial performance and business operations;

•	our development and capital expenditure plans;

•	the expected benefit and future prospects of our strategic alliances and acquisitions, and our ability to cooperate with our alliance partners or integrate acquired businesses;

•	management estimations with respect to revenues from our wireless value-added services, or WVAS, mobile games and Internet games businesses;

•	the development of our latest product offerings, including, but not limited to, offerings in our WVAS, mobile games and Internet games businesses;

•	our ability to anticipate and launch games that respond to changing consumer tastes and preferences and predict trends in the Internet games market in the People’s Republic of China, or the PRC;

•	our ability to license quality Internet games from the PRC and overseas Internet game developers that complement our internally developed Internet games;

•	our dependence on a small number of Internet games developed by third party Internet games developers for a significant portion of our Internet games revenues;

•	the development of the regulatory environment and changes in the policies or guidelines of the telecommunications operators in the PRC;

•	the development of the PRC smartphone mobile games market and the regulatory environment and changes in polices or guidelines relating to those markets;

•	the state of our relationship with telecommunications operators in the PRC;

•	our dependence on the substance and timing of the billing systems of the telecommunications operators in the PRC for our performance; and

•	competitive pressures and future growth in the WVAS, mobile games, telecommunications, Internet games and related industries in the PRC.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3 — Key Information — Risk Factors” and the following:

- ii -

•	any changes in our relationship with telecommunications operators in the PRC;

•	the effects of competition on the demand for or the price of our products or services;

•	any changes in customer demand or usage preference for our products or services;

•	any changes in the telecommunications operators’ systems for billing users of our WVAS or mobile games or remitting payments to us;

•	any changes in technologies related to telecommunications, WVAS, mobile games or Internet games or applications based on such technologies;

•	any changes in our relationships with our Internet games licensors whose games we have the rights to operate in the PRC or other markets;

•	future developments, trends, regulatory environment and consumer preferences in China with respect to mobile and Internet games and means by which these games are distributed;

•	any changes in the regulatory regime or the policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, the Ministry of Industry and Information Technology, or the MIIT (formerly the Ministry of Information Industry), or its policies, or the policies or other regulatory measures of other relevant government or industry authorities relating to, among other matters, the granting and approval of licenses, procedures for customers to access and subscribe to WVAS or mobile games, restrictions on Internet content, or the introduction of new technology platforms, products and services;

•	any changes in the regulatory regime or the policies for the Internet games industry in the PRC, including changes in the structure, functions or policies of the regulators, which include (i) the MIIT, (ii) the State Administration for Industry and Commerce, or the SAIC, (iii) the Ministry of Culture, or the MOC, (iv) the General Administration of Press and Publication, or the GAPP, (v) the State Administration of Radio, Film and Television, or the SARFT, and (vi) the Ministry of Public Security, or the MPS;

•	any changes in political, economic, legal or social conditions in the PRC, including the PRC government’s specific policies with respect to (i) foreign investment and entry by foreign companies into the telecommunications, WVAS, mobile games or Internet games market, (ii) economic growth, (iii) inflation, (iv) foreign exchange or (v) the availability of credit; and

•	changes in population growth or gross domestic product, or GDP, growth or the impact of those changes on the demand for our products or services.

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

- iii -

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements, the notes thereto and “Item 5 — Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 set forth below are derived from our audited consolidated financial statements and the notes thereto, which are included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2008 and 2009 and the historical consolidated balance sheet data as of December 31, 2008, 2009 and 2010 set forth below are derived from our audited consolidated financial statements and the notes thereto, which are not included in this annual report.

Our audited consolidated financial statements have been prepared and presented in accordance with the generally accepted accounting principles in the United States, or U.S. GAAP.

Consolidated statements of operations	For the year ended December 31,
data	2008		2009		2010		2011		2012
	(in thousands of U.S. dollars, except shares and per share data)
Revenues	US$	96,689.7	US$	131,298.2	US$	149,583.4	US$	160,008.4	US$	186,379.7
WVAS		88,946.4		104,001.6		83,280.3		80,265.9		77,765.5
Mobile games		7,743.3		27,296.6		49,171.5		40,850.5		21,190.3
Internet games		—		—		17,131.6		38,892.0		87,423.9
Sales tax(1)		(2,839.6)		(2,885.1)		(3,209.0)		(3,827.8)		(5,793.6)
WVAS		(2,583.0)		(2,273.6)		(1,584.4)		(1,390.9)		(1,053.2)
Mobile games		(256.6)		(611.5)		(925.1)		(621.1)		(219.3)
Internet games		—		—		(699.5)		(1,815.8)		(4,521.1)
Net revenues		93,850.1		128,413.1		146,374.4		156,180.6		180,586.1
WVAS		86,363.4		101,728.0		81,695.9		78,875.0		76,712.3
Mobile games		7,486.7		26,685.1		48,246.4		40,229.4		20,971.0
Internet games		—		—		16,432.1		37,076.2		82,902.8
Cost of revenues		(51,612.5)		(65,946.8)		(80,238.6)		(91,930.2)		(103,130.3)
WVAS		(48,132.7)		(54,258.5)		(48,329.5)		(50,758.6)		(52,655.5)
Mobile games		(3,479.8)		(11,688.3)		(29,570.8)		(25,248.0)		(10,935.0)
Internet games		—		—		(2,338.3)		(15,923.6)		(39,539.8)
Gross profit		42,237.6		62,466.3		66,135.8		64,250.4		77,455.8
WVAS		38,230.7		47,469.5		33,366.5		28,116.4		24,056.8
Mobile games		4,006.9		14,996.8		18,675.4		14,981.4		10,036.0
Internet games		—		—		14,093.9		21,152.6		43,363.0
Operating expenses:
Product development		(15,180.8)		(18,272.0)		(23,964.7)		(15,416.9)		(18,382.4)
Selling and marketing		(21,338.9)		(17,821.2)		(18,975.6)		(20,891.6)		(24,586.0)
General and administrative		(8,800.4)		(10,186.9)		(10,481.8)		(11,582.2)		(11,629.3)
Impairment loss on goodwill		—		—		(2,998.3)		(20,255.3)		—
Impairment loss on intangible assets		(21,623.3)		—		(5,730.6)		(3.9)		—
Total operating expenses		(66,943.4)		(46,280.1)		(62,151.0)		(68,149.9)		(54,597.7)
Change in fair value of contingent consideration for business acquisition		—		—		10,894.5		(3,729.5)		—
Government subsidies		—		—		337.7		319.2		301.4

Consolidated statements of operations	For the year ended December 31,
data	2008		2009		2010		2011		2012
	(in thousands of U.S. dollars, except shares and per share data)
Income (loss) from operations		(24,705.8)		16,186.2		15,217.0		(7,309.8)		23,159.5
Interest income		4,897.4		3,114.3		2,342.8		3,569.2		5,231.3
Interest income from loans to third party		—		—		—		1,193.2		453.6
Interest expense		—		(725.9)		(1,059.9)		(487.8)		(262.7)
Impairment loss on cost method investment		—		(1,500.0)		(1,509.9)		—		—
Loss on extinguishment of debt upon prepayment of convertible senior note		—		—		—		(1,567.5)		—
Exchange gain		—		—		—		—		387.6
Investment income		—		206.9		883.2		85.6		261.5
Net income (loss) before income taxes		(19,808.4)		17,281.5		15,873.2		(4,517.1)		29,230.8
Income taxes expense		(851.9)		(4,698.1)		(3,950.0)		(3,137.8)		(3,490.8)
Net income (loss)	US$	(20,660.3)	US$	12,583.4	US$	11,923.2	US$	(7,654.9)	US$	25,740.0
Net income (loss) per share:
Basic	US$	(0.01)	US$	0.01	US$	0.01	US$	(0.00)	US$	0.02
Diluted	US$	(0.01)	US$	0.01	US$	0.01	US$	(0.00)	US$	0.01
Weighted average shares used in calculating net income (loss) per share:
Basic		1,424,581,293		1,385,201,479		1,466,947,693		1,607,110,119		1,661,864,846
Diluted (2)		1,424,581,293		1,537,771,051		1,547,870,678		1,607,110,119		1,721,622,756

(1)	Prior to October 1, 2009, we presented sales tax on a gross basis (included in revenues and general and administrative expenses). Since October 1, 2009, we have presented sales tax on a net basis (excluded from net revenues) in order to provide better comparability of our financial statements to those of our peer companies. We have applied this change in accounting principles retrospectively to all prior periods presented.

(2)	As of December 31, 2008, 2009, 2010, 2011 and 2012, we had 137 million, 76 million, 76 million, 210 million and 285 million ordinary share equivalents, respectively, outstanding that could potentially dilute income per share in the future, but that were excluded in the computation of diluted income per share in the periods as their effect would have been anti-dilutive.

	As of December 31,
Consolidated balance sheet data	2008		2009		2010		2011		2012

Cash and cash equivalents	US$	136,054.3	US$	139,289.5	US$	157,170.8	US$	129,511.5	US$	120,694.7
Held-to-maturity securities		—		—		—		17,299.1		17,465.3
Trading securities		—		100.6		20.3		7,754.6		—
Loans to third party		—		—		—		22,187.3		—
Accounts receivable, net		16,196.0		25,276.8		21,794.0		19,903.0		23,699.7
Property and equipment, net		3,369.3		3,116.0		3,738.6		3,620.3		3,065.5
Intangible assets, net		673.4		2,284.9		4,452.7		2,347.9		75,069.3
Long-term investment		2,963.0		1,464.5		—		—		4,000.0
Goodwill		15,683.1		23,042.3		87,705.7		72,967.1		87,551.0
Total assets		178,852.4		200,078.6		281,445.3		280,248.0		372,784.1
Total current liabilities		18,108.7		23,565.3		63,474.7		32,526.0		71,229.6
Convertible note payable		—		3,001.0		3,552.7		1,272.6		—
Total shareholders’ equity		160,688.2		173,040.7		213,940.4		246,177.7		282,884.1
Total liabilities and shareholders’ equity		178,852.4		200,078.6		281,445.3		280,248.0		372,784.1

	For the year ended December 31,
Consolidated cash flow data	2008		2009		2010		2011		2012
	(in thousands of U.S. dollars)
Net Cash (used in) provided by:
Operating activities	US$	12,521.5	US$	15,289.1	US$	26,013.6	US$	33,433.8	US$	46,655.9
Investing activities		(4,811.9)		(8,282.6)		(10,314.9)		(40,284.8)		(41,206.8)
Financing activities		(759.3)		(3,865.7)		(776.5)		(26,335.0)		(14,313.0)

Exchange Rate Information

We present our consolidated financial statements in U.S. dollars. In addition, this annual report contains translations of certain Renminbi amounts to U.S. dollar amounts for transactions denominated in Renminbi. Unless otherwise specified or indicated by context, the translations of Renminbi amounts into U.S. dollar amounts have been made at the rate of RMB6.2896 = US$1.00, the central parity rate set by the People’s Bank of China, or the PBOC, China’s central bank, on December 31, 2012. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see Note 2 to our financial statements included elsewhere in this annual report on Form 20-F.

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

The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.2005 = US$1.00 on April 5, 2013. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each of the periods shown:

	Noon Buying Rate
	RMB per US$1.00
Period	High	Low
October 2012	6.2877	6.2372
November 2012	6.2454	6.2221
December 2012	6.2502	6.2251
January 2013	6.2303	6.2134
February 2013	6.2438	6.2213
March 2013	6.2246	6.2105
April 2013 (through April 5, 2013)	6.2078	6.1962

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2008, 2009, 2010, 2011, 2012 and 2013 (through April 5, 2013), calculated by averaging the noon buying rates on the last day of each month of the periods shown:

Average Noon Buying
Rate RMB per
Period	US$1.00
2008	6.9193
2009	6.8295
2010	6.7696
2011	6.4630
2012	6.3088
2013 (through April 5, 2013)	6.2211

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

You should consider carefully all of the information in this annual report, including the risks and uncertainties described below. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In such event, the trading price of our ADSs could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We depend on China Mobile and other PRC telecommunications operators for a majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators could result in severe disruptions to our business operations and the loss of the majority of our revenues.

We derive a significant portion of our revenues from the provision of WVAS and mobile games through the networks of the PRC telecommunications operators. We rely primarily on the networks of China Mobile Limited, or China Mobile, to deliver our products and services. In 2012, we derived approximately 36% of our total revenues and approximately 66% and 72%, respectively, of our WVAS and mobile games revenues from our cooperation arrangements with China Mobile. The remainder of our WVAS and mobile games revenues is derived from cooperation arrangements with China United Telecommunications Corporation, or China Unicom (which acquired China Network Communications Group Corporation, or China Netcom, in October 2008), and China Telecommunications Corporation, or China Telecom.

Through our consolidated variable interests entities, Beijing AirInbox Information Technologies Co., Ltd., or Beijing AirInbox, Beijing Boya Wuji Technologies Co., Ltd., or Beijing Boya Wuji, Beijing Wireless Interactive Network Technologies Co., Ltd., or Beijing WINT, Beijing Chengxitong Information Technology Co., Ltd., or Beijing Chengxitong, Nanjing Net Book Culture Co., Ltd., or Zhulang, Beijing Xinrui Technology Co., Ltd., or BJXR, Shanghai Mailifang Communications Ltd., or Mailifang, and Xiamen Xinreli Technology Co., Ltd., or Xinreli, as the case may be, we have entered into a series of cooperation agreements with the subsidiaries of China Mobile and other PRC telecommunications operators to provide WVAS and mobile games through the networks of these telecommunications operators. Pursuant to our agreements with these telecommunications operators, the telecommunications operators bill and collect fees from mobile phone users for the WVAS and mobile games we provide. Our agreements with the telecommunications operators are generally for terms of one year or less, and are typically not renewed automatically. Therefore, we usually renew these agreements or enter into new agreements when the prior agreements expire, but on occasion the actual renewals, or entering into, of new contracts could be delayed for one month or more. Any inability to renew these contracts or enter into new contracts could severely disrupt our business and operations and materially reduce our revenues and profitability.

Furthermore, telecommunications operators could discontinue or de-emphasize the use of external WVAS or mobile games providers, such as our company. If any of the PRC telecommunications operators ceases or de-emphasizes its cooperation with us, we would no longer be able to provide WVAS or distribute mobile games to such operator’s customers or generate related revenues, and our revenues from such operator’s customers would decrease substantially. In particular, if China Mobile ceases or de-emphasizes its cooperation with us, it is unlikely that we would be able to build up sufficient number of new customers through the networks of other PRC telecommunications operators to timely replace those lost from China Mobile. Due to our reliance on China Mobile and other PRC telecommunications operators to deliver our WVAS and mobile games to our customers, any loss or deterioration of our relationship with China Mobile or other PRC telecommunications operators could result in severe disruptions to our business operations, the loss of the majority of our revenues and have a material adverse effect on our financial condition and results of operations.

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

China Mobile or other PRC telecommunications operators may, from time to time, issue policies or guidelines, requesting or stating their preferences for certain actions to be taken, or not taken, by all WVAS or mobile games providers using their networks. Due to our reliance on China Mobile and other PRC telecommunications operators, any significant change in their policies or guidelines could cause our revenues to decrease or operating costs to increase. As a result, we cannot assure you that our financial condition and results of operations will not be materially and adversely affected by policy or guideline changes by China Mobile or other PRC telecommunications operators.

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

We face competition from WVAS offered by PRC telecommunications operators. For example, China Mobile has been developing and marketing its own multimedia messaging service, or MMS, and WAP products that compete with our services. The PRC telecommunications operators may launch additional competing services in the future. Similar to our practices, China Mobile and other PRC telecommunications operators have entered into cooperation agreements with mobile handset manufacturers to pre-load their icons and codes on new handsets, in order to make accessing and subscribing to WVAS provided by China Mobile and other telecommunications operators easier for users of those handsets. Furthermore, since 2007, China Mobile has entered into strategic alliances with selected handset manufacturers to embed menu items for only its own WVAS products and not the products of other WVAS providers, such as our company. The competing services offered by China Mobile and other PRC telecommunications operators could decrease our market share and result in a material decrease in our revenues, or harm our relationship with China Mobile and other PRC telecommunications operators, the occurrence of any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

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

In addition, the incentives to attract and retain employees, in particular skilled management personnel, provided by our equity incentive plans may not be as effective as in the past, in light of the volatility of the market conditions and the price of our ADSs in recent years. The expansion of our Internet games business also requires us to hire and retain experienced Internet game developers and operational staff. We cannot assure you that we will be able to attract or retain such personnel or that any personnel we hire will successfully integrate into our organization or ultimately make a positive contribution to our business. Competition among companies in the PRC Internet industry for skilled and experienced personnel may also result in our having to incur increased compensation costs. If we do not succeed in attracting skilled key personnel or retaining or motivating existing management personnel, we may be unable to manage or develop our business effectively.

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

Cooperation with mobile handset manufacturers has provided us with an important distribution channel for our WVAS and mobile games. We pre-load into the menus of certain mobile handsets our mobile games, WAP icons and short codes for products offered on the MMS, SMS and interactive voice response, or IVR, platforms. A consumer who buys a new handset pre-loaded with our mobile games, icons and codes can access and subscribe to our services quickly and easily. Over the years, cooperation with mobile handset manufacturers has become one of the most important distribution channels for us, and a material portion of our revenues is derived from such cooperation. However, in recent years, China Mobile and other PRC telecommunications operators have entered into cooperation agreements with mobile handset manufacturers similar to our agreements with mobile handset manufacturers. We cannot assure you that mobile handset manufacturers will continue their cooperation with us or maintain their current revenue-sharing arrangements with us.

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

We entered into the Internet games business with our acquisition of Shanghai Dacheng Network Technology Co., Ltd., or Dacheng, in 2010. Our ability to succeed in the PRC Internet games market is subject to many challenges, such as our ability to develop and license popular games. In particular, new Internet games are regularly introduced in the PRC, but only a relatively small number of high-quality, popular games account for a significant portion of the PRC Internet games market. Moreover, it is difficult to predict prior to the introduction of an Internet game whether such game would be well received by PRC game players. Accordingly, any negative development relating to our Internet games could materially and adversely affect our business, financial condition, results of operations and prospects. Potential negative developments include:

•	our failure to make quality upgrades, expansion packs, enhancements or improvements to our Internet games in a timely manner;

•	our failure to avoid, or detect and correct, defects in our Internet games in a timely manner;

•	any reduction in our server capacity for any reason, including our failure to adequately project our future server needs and make advanced purchases of servers to accommodate the expected increase in the number of game players;

•	any reduction in or failure to grow our games or player base, or any decrease in the popularity of our Internet games in the market due to intensifying competition or other factors;

•	any failure to license quality Internet games from other Internet game developers that complement our internally developed Internet games;

•	any failure to properly tailor and localize any foreign games we have licensed for PRC game players;

•	a decrease in the number of Internet cafes through which a substantial number of players access our Internet games;

•	any decrease in or failure to grow the amount of revenues generated from our Internet games;

•	any failure in our Internet games billing system, which we rely on for revenue recognition and tracking of the consumption patterns of game players; or

•	any breach of game-related software security or prolonged server interruption due to network failures or hacking activities.

In addition, our ability to succeed in the Internet games market is subject to many uncertainties beyond our control. As the Internet games industry is a relatively new and evolving industry, the growth of the Internet games industry and the level of demand and market acceptance of our Internet games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors, including:

•	the Internet infrastructure, growth of personal computer, Internet and broadband penetration in the PRC and other markets in which we offer our games;

•	whether the Internet games industry, particularly in the PRC and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•	our ability to license or operate our games in overseas markets;

•	laws, rules, regulations and policies affecting the Internet games industry, including those affecting Internet cafes in the PRC, where a substantial portion of our game players access Internet games;

•	general economic conditions, particularly economic conditions affecting discretionary consumer spending;

•	the availability and popularity of other forms of entertainment, particularly console game systems, such as those made by Sony Corporation, Nintendo Co., Ltd. and Microsoft Corporation, which are already popular in developed countries and may gain popularity in the PRC and other countries in which we market our games;

•	public opinion regarding Internet games;

•	the popularity and price of new Internet games and in-game items that we and our competitors launch and distribute; and

•	our ability to upgrade and improve our existing games to extend their life spans and to maintain their competitive positions in the Internet games market in a timely manner.

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

The success of our Internet games business will largely depend on our ability to anticipate and launch games that effectively respond to changing consumer tastes and preferences, as well as technological advances, in a timely manner. For example, we may need to license from overseas developers popular game titles that we believe may gain popularity in the PRC. However, licenses for these games may subject us to significant up-front non-refundable license fees, and there is no assurance these games will be commercially viable in the PRC market. In addition, we will need to replace our existing Internet games as they reach the end of their useful economic lives, which we believe are typically one to three years, as well as operate a larger number of Internet games to increase our overall player base and revenues to meet our growth strategy. If we fail to launch and operate these games successfully in the PRC in a timely manner to meet PRC consumers’ changing tastes and preferences, or if these games fail to respond to their tastes and preferences, our operating costs could be materially increased, profitability could be materially reduced, and we may need to write down all or part of the up-front non-refundable license fees paid to game developers.

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

We have made significant efforts in recent years to develop our mobile games business. Prior to 2008, we did not have a separate mobile games business segment. As our mobile games business has grown, it has required separate management in respect of decision making, allocation of resources and assessment of performance. However, our mobile games business has a short operating history and has experienced high volatility in its operations. For example, revenues from our mobile games business decreased 48.1% to US$21.2 million in 2012 from US$40.9 million in 2011. As a result, there is limited financial data that can be used to evaluate our mobile games business and its potential to generate revenues in the future. We cannot assure you that we will be successful in developing our mobile games business, which will depend, among other things, on our ability to:

•	respond to market developments, including the development of new platforms and technologies, such as smartphone mobile gaming platform, and changes in pricing and distribution models, such as the advent of application stores, or “app stores,” operated by handset manufacturers;

•	respond to changes in policies of China Mobile or other PRC telecommunications operators relating to mobile games distributed through them;

•	maintain and diversify our distribution channels, including through China Mobile and the other PRC telecommunications operators and handset manufacturers;

•	develop new high-quality mobile games that can achieve significant market acceptance, and timely improve our existing mobile games to extend their life spans and to maintain their competitiveness in the mobile games market;

•	successfully identify, acquire and integrate other mobile games development companies that could complement our internal mobile games development resources;

•	supplement our internally developed mobile games by acquiring mobile games from third party mobile game developers or cooperating with third party mobile game developers to jointly develop mobile games; and

•	develop and upgrade our mobile-game platform technologies.

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

The PRC WVAS market has experienced increasingly intense competition. The MIIT reported on its website that more than 2,080 service providers held nationwide licenses as of December 31, 2012 to supply WVAS on the PRC telecommunications operators’ networks. We compete with these companies primarily on the basis of brand, price, type and timing of service offerings, content, customer service, business partners and distribution channel relationships. We also compete with these companies for experienced and talented employees. While we believe that we have certain advantages over our competitors, some of them may have greater personnel and financial resources and a longer operating history than we do. In particular, Internet portal companies that provide WVAS may have an advantage over us as a result of their more established brand names, user bases and Internet distribution channels. Furthermore, our competitors may be able to develop or exploit new technologies faster than we can, or offer a broader range of products and services than we are presently able to offer.

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

The Internet games business, which we entered recently, is also highly competitive in the PRC. We believe that there are over 750 Internet games operators in the PRC as of December 31, 2012. Given the relatively low entry barriers to operating Internet games, we expect more companies to enter the Internet games industry in the PRC and a wider range of Internet games to be introduced to the PRC market. Our principal competitors in the PRC include Perfect World Co. Ltd., Shanda Interactive Entertainment Limited, Netease.com, Inc., Changyou.com Limited, Giant Interactive Group Inc. and Tencent Holdings Limited. Our potential competitors include major Internet portal operators, other domestic and foreign game developers and publishers and alliances between our existing and new competitors. Many of our competitors have significantly greater financial and marketing resources and name recognition than we do. Some of our competitors or potential competitors, especially major foreign Internet games developers, have greater game development resources than we do. In addition, many of our competitors have developed and operated games that have proven commercially successful for a longer period of time than our games and have a larger portfolio of Internet games than we do.

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

We depend on a small number of Internet games for a significant portion of our Internet games revenues. As a result, any factors that could have an adverse impact on the development, marketing and distribution of these Internet games, or on our business relationships with the licensors of these Internet games, could materially reduce our Internet games revenues, and have a material adverse effect on our business, financial condition, results of operations and prospects.

A substantial portion of our Internet games revenues is generated from purchases of in-game items by game players based on a small number of Internet games we offer. The revenues generated from these Internet games are responsible for a disproportionate amount of our Internet games revenues. In 2012, revenues generated by in-game items purchased by game players who play the World of Tanks game represented over 87.2% of our Internet games revenues. If the World of Tanks game players become dissatisfied with the World of Tanks game or with the in-game items, they may choose not to purchase additional in-game credits in the future.

Moreover, we depend on Internet games licensors whose games we have the rights to operate in the PRC or other markets to make quality in-game items, upgrades, enhancements, and localized updates and improvements to our licensed Internet games. For example, we entered into a cooperation arrangement with WarGaming.net LLP, or WarGaming, the licensor of the World of Tanks game, under which WarGaming is responsible for developing upgrades, enhancements and improvements to the World of Tanks game. In addition, WarGaming is responsible for providing timely localized updates and enhancements to the game, as well as developing new in-game items that track the preferences and tastes of game players in the PRC. If WarGaming ceased to cooperate with us, we would no longer be able to provide the World of Tanks game to game players in the PRC or generate the corresponding revenues from the game.

Due to the concentration of our Internet games revenue in a small number of Internet games and our dependence on licensors of certain Internet games to continue to develop new in-game items and to upgrade and enhance those games, any factors that could have an adverse impact on the development, marketing and distribution of these Internet games, or on our business relationships with the licensors of these Internet games, could materially reduce our Internet games revenues, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our Internet games business depends on our ability to acquire and maintain licenses to popular Internet games developed by other developers, and if we are unable to acquire or maintain licenses to these Internet games, our business, financial condition, results of operations and prospects could be materially and adversely affected.

During 2012, approximately 87.2% of our Internet games revenues were generated from Internet games that we licensed from third party Internet games developers. Our ability to acquire and maintain licenses to popular Internet games from third party developers depends on a number of factors, such as:

•	identifying and maintaining good relationships with licensors whom we rely on to provide our game players with upgrades, expansion packs, enhancements or improvements;

•	changes in the terms, or termination, of or the failure to renew, the Internet games licenses with our licensors, which could be caused by, among others, contractual breach by us or our licensors, demand for new royalty payments by our licensors or refusal by our licensors to renew licenses;

•	maintaining the reputation and continued marketability of our licensed games if our licensors cannot provide our game players with satisfactory upgrades, expansion packs or enhancements;

•	protecting our intellectual property rights both inside and outside the PRC;

•	complying with the different commercial and legal requirements of the international markets from which we license our games, such as Internet games import regulatory procedures, taxes and other restrictions and expenses;

•	fluctuations in currency exchange rates; and

•	interruptions in cross-border Internet connections or other system failures.

If we are unable to maintain a stable relationship with third party Internet game developers due to any of the factors listed above, or if these developers establish similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, we may not be able to ensure the smooth operation of our licensed online games, which could materially harm our business as well as our operating results.

Moreover, we have incurred significant payment obligations to third party developers. For example, as part of our license arrangement with ArenaNet, Inc., or ArenaNet, for the exclusive right to operate Guild Wars 2 game in the PRC, we have agreed to pay significant license fees and additional royalties calculated based on revenue generated from the game. To guarantee our payment obligations to ArenaNet, we have arranged a standby letter of credit with a maximum guarantee amount of US$35 million from the Bank of Communications Co., Ltd., or the Bank of Communications, in ArenaNet’s favor. We believe our current cash and cash equivalents and cash flow from operations will be sufficient to meet these obligations. However, if we are unable to meet these obligations, or if financing is not available in amounts or on terms acceptable to us, our ability to operate our licensed games could be materially disrupted and our licenses with third party developers could be terminated, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Any difficulties or delays in receiving approval from the relevant government authorities for the operation of games we license from Internet games developers outside of the PRC or any expansion packs for, or material changes to, such games could significantly reduce their popularity and profitability.

We currently license six Internet games from third party developers outside of the PRC. We are required to obtain relevant PRC government approvals before we are permitted to operate these games within the PRC. In addition, after such government approvals have been obtained, any expansion packs for or material changes of content to those games may require further government approvals. We may not be able to receive such government approvals, and we cannot be certain of the duration of any necessary approval processes. Any difficulties or delays in receiving these government approvals may significantly reduce the profitability and popularity of the licensed games and may entitle licensors to terminate their licenses with us.

If we fail to manage risks associated with licensing our internally developed games outside the PRC, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We have licensed six of our Internet games to operators outside the PRC. We plan to license our existing and new internally developed games in additional countries and regions in the future. The offering of our internally developed games to the international markets exposes us to a number of risks, including:

•	identifying and maintaining good relationships with licensees who are knowledgeable about, and are able to effectively distribute and operate our Internet games in, international markets;

•	developing Internet games and expansion packs catered to markets outside the PRC;

•	renewing our license agreements with licensees upon their expiration;

•	maintaining the reputation of our company and our games that are being operated by licensees in international markets pursuant to their own standards;

•	protecting our intellectual property rights both inside and outside the PRC;

•	complying with the different commercial and legal requirements of the international markets in which we offer our games, such as Internet games import regulatory procedures, taxes and other restrictions and expenses;

•	fluctuations in foreign currency exchange rates; and

•	interruptions in cross-border Internet connections or other system failures.

We could be liable for breaches of security of our website and third party online payment channels, which may have a material adverse effect on our reputation, business and prospects.

A portion of our Internet games revenues is generated from sales through third party online payment platforms. In such transactions, secure transmission of confidential information, such as customers’ credit card information, personal information and billing addresses, over public networks, in some cases including our websites for our Internet games, is essential to maintain consumer confidence. While we have not experienced any breach of our security measures to date, we cannot assure you that our current security measures are adequate. In addition, we expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment systems over time. Over the same period, online theft of confidential information will likely increase and we must be prepared to increase our security measures and efforts so that our customers have confidence in the reliability of the online payment systems that we use. We do not have control over the security measures of our third party online payment vendors, and we cannot assure you that these vendors’ security measures are adequate or will be adequate with the expected increased usage of online payment systems. Security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information, and could harm our reputation, ability to attract customers and ability to encourage customers to purchase in-game items, any of which could have a material adverse effect on our reputation, business and prospects.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the three-year period from December 31, 2009 until December 31, 2012, the closing prices of our ADSs ranged from US$ 12.39 to US$ 5.48 per ADS, and the closing price on April 12, 2013 was US$6.06 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including, among others, the following:

•	China Mobile and other PRC telecommunications operators’ future policies and measures taken toward WVAS providers;

•	actual or anticipated fluctuations in our quarterly operating results;

•	conditions in the WVAS, mobile games and Internet games markets;

•	changes in the economic performance or market valuations of other companies that are perceived to be comparable to us;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	changes in financial estimates by securities research analysts;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	intellectual property litigation;

•	general conditions in the global financial markets; and

•	general economic or political conditions in the PRC.

The stock market in general and the market prices for Internet-related companies with operations in the PRC in particular have experienced volatility that has sometimes been unrelated to the operating performance of such companies. These broad market and industry fluctuations may materially and adversely affect the price of our ADSs, regardless of our operating performance. In addition, sales of our ADSs in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. Certain of our executive officers who hold our shares or ADSs may sell their shares or ADSs subject to applicable volume and other restrictions under Rule 144 of the Securities Act. To the extent that such shares or ADSs are sold into the market, the market price of our ADSs could decline.

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business, reputation, financial condition and results of operations and could cause the market price of our ADSs to decline significantly.

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

Although our management and an independent registered public accounting firm have concluded that our internal controls over our financial reporting were effective as of December 31, 2012, the end of the period covered by this annual report, we may fail to maintain effective internal controls over financial reporting in the future, in which case we and the independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. In addition, even if our management concludes at the end of future reporting periods that our internal controls are effective, the independent registered public accounting firm, or the relevant regulator, may disagree. If such independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed or operated, or if such independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could cause the market price of our ADSs to decline significantly. We also may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our user base increases and as we diversify into other business segments, we will need to increase our investment in our technological infrastructure, facilities and other areas of operations. In particular, our product development, customer service and sales and marketing are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support may deteriorate and our business may suffer. Any deterioration in performance could prompt China Mobile or other PRC telecommunications operators to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:

•	develop and quickly introduce new services, adapt our existing services and maintain and improve the quality of all of our services, particularly as new mobile technologies are introduced;

•	effectively maintain our relationships with China Mobile and other PRC telecommunications operators;

•	enter into and maintain relationships with our business partners;

•	develop or license attractive mobile and Internet games that can generate recurring revenues;

•	continue training, motivating and retaining our existing employees, attract new employees and integrate new employees, including into our senior management;

•	expand the percentage of our revenues that are recurring and are derived from monthly subscription-based services;

•	develop and improve our operational, financial, accounting and other internal systems and controls; and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including the U.S. Federal securities laws, is complete and accurate.

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

We were classified as a passive foreign investment company, or PFIC, in 2012, which resulted in adverse United States Federal income tax consequences to U.S. holders of our ADSs and may continue to result in additional adverse United States Federal income tax consequences to such holders in 2013 and future taxable years.

We have substantial passive assets in the form of cash and cash equivalents, which caused us to be classified as a PFIC for U.S. Federal income tax purposes in 2012. We cannot assure you that we will not continue to be classified as a PFIC in 2013 or future taxable years. The determination of whether we would continue to be a PFIC would be principally based upon:

•	the composition of our assets, including goodwill, the amount of which will depend, in part, on our total net assets and the market value of our ordinary shares and ADSs, which is subject to change; and

•	the amount and nature of our income from time to time.

We have limited control over these variables. Furthermore, with regard to any additional capital markets or corporate finance transactions we might conduct in the future, we cannot, at this stage, specify the timing, amounts or the particular uses of the net proceeds. As a result, we cannot provide any assurance as to how the net proceeds of any such transactions would impact whether we are classified as a PFIC in any future periods.

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

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board, and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, as auditors of companies that are publicly traded in the United States and a firm registered with the Public Company Accounting Oversight Board of the United States, or PCAOB, is required by the laws of the United States to undergo regular inspection by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Since the PRC is a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC regulatory authorities, the operations in the PRC of our auditor, similar to the PRC operations of other independent registered public accounting firms, is not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

The exercise of warrants issued to various third parties could result in substantial dilution to the holders of our ordinary shares and ADSs and may depress the market price of our ADSs.

In March 2009, we issued to Nokia Growth Partners II, L.P., or NGP, a warrant to purchase up to 80 million of our ordinary shares, exercisable within five years. In August 2012, NGP transferred a warrant to purchase up to 40 million of our ordinary shares, exercisable prior to March 18, 2014, which constituted 50% of the original warrant, to Fit Run Limited, which is beneficially owned by Han Jun, an individual unaffiliated with us. We consented to this transfer and, in exchange for the original warrant, issued a new warrant to purchase up to 40 million of our ordinary shares, exercisable prior to March 18, 2014, to NGP.

In August 2012, in connection with the licensing of certain Internet games, we granted to each of Meteor Entertainment, Inc., or Meteor Entertainment, and ArenaNet a warrant to purchase up to 40 million of our ordinary shares (equivalent to 1 million of our ADSs) respectively. The warrants are exercisable within one year after the launch of the respective licensed games. In addition, we have issued warrants to purchase up to a total of 200 million of our ordinary shares (equivalent to 5 million of our ADSs) to WarGaming in connection with our various licensing arrangements with WarGaming.

The issuance of additional ordinary shares under the warrants may result in substantial further dilution to the holders of our ordinary shares and ADSs, and the market price of our ADSs could decline significantly. The sale of the ordinary shares issued as a result of the exercise of the warrants by various parties, or the perception that such events may occur, could also materially and adversely affect the market price of our ADSs. Furthermore, we may issue additional securities in the future that may have a dilutive effect to the holders of our ordinary shares and ADSs.

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

Due to the manner in which we obtain, collect, produce and aggregate content and applications for our WVAS, mobile games and Internet games, and because our services may be used for the distribution of information, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations. In addition, third parties could assert claims against us for losses in reliance on information distributed by us. When we license third party content or other intellectual properties, we rely on the licensor’s representations and warranties of its rights or titles to the content or intellectual properties. Although we perform reasonable due diligence, we cannot guarantee that such a licensor actually has the legal rights or titles to the content or intellectual properties that we distribute or use. We cannot assure you that third parties will not assert claims against us or challenge the validity of our license agreements. If we are found to have infringed any intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. We may also incur significant costs in investigating and defending the claims even if they do not result in liability.

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

One of our growth strategies is to continue expanding our businesses and game development capabilities and resources through, among others, acquisitions. We believe that growing our businesses and game development capabilities and resources both organically and through selective acquisitions will enable us to expand our Internet and mobile games businesses more quickly and efficiently. However, we may fail to realize the anticipated benefits of our acquisitions, and such acquisitions may also expose us to uncertainties and risks. In particular, acquisitions may not meet our expectations and the realization of the anticipated benefits may be delayed or reduced as a result of numerous factors, some of which are outside of our control. These factors include, among other things:

•	unforeseen contingent risks or latent liabilities relating to acquisitions that may only become apparent in the future;

•	difficulties in managing a much larger business;

•	loss of key personnel; and

•	increases in competition in the PRC Internet and mobile games industries, which, among other things, may require us to increase our development and/or marketing efforts.

Furthermore, acquisitions may also expose us to uncertainties and risks, including uncertainties and risks associated with:

•	the management and development of acquired businesses;

•	the integration of acquired businesses with our existing businesses and game development resources and infrastructures;

•	the integration of our accounting policies and procedures with those of acquired businesses;

•	unforeseen or potential liabilities and exposures relating to acquired businesses and their past financial results;

•	the diversion of financial or other resources from our existing businesses; and

•	potential loss of, or harm to, relationships with employees or customers.

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

Selective acquisitions form part of our strategy to further expand our business and growth prospects. If we are presented with appropriate opportunities, we may acquire additional businesses, technologies, services or products that are complementary to our business, such as Dacheng. Any acquisition and the subsequent integration of new companies into our company may require significant attention from our management to ensure that, among other things, the acquisition does not disrupt our relationships with the telecommunications operators or affect our users’ opinion of our services and customer support, and to ensure that the acquired company is effectively integrated with our existing operations. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Acquisitions may also expose us to risks, including risks associated with the assimilation of new operations, services and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions and potential loss of, or harm to, relationships with employees and content providers. Given the sophisticated technologies used in the WVAS, mobile games and Internet games industries, the successful, cost-effective integration of other businesses’ technology platforms and services into our company will also be a critical and highly complicated aspect of any acquisition. Acquisitions may also result in potentially dilutive issuances of equity securities.

In addition, we are required under U.S. GAAP to review our intangible assets with definite life for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill and intangible assets with indefinite life are required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets may not be recoverable include a decline in stock price and market capitalization and slower growth rates in our industry. We may be required to record a charge to earnings in our financial statements during the period in which any impairment of our goodwill or intangible assets is determined. For example, in the third quarter of 2011, we recorded a provision of US$20.3 million for impairment of intangible assets and goodwill associated with the WVAS unit. As of December 31, 2012, our carrying value of goodwill and intangible assets was approximately US$162.6 million.

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

Our Articles of Association include certain provisions that could limit the ability of others or discourage a third party to acquire control of our company and thus deprive holders of our ordinary shares and ADSs of the opportunity to sell their ordinary shares or ADSs at a premium over the prevailing market price. These provisions provide for, among others, the following:

•	a classified board structure, with three classes of board members and each class having a three-year term;

•	authority of our Board of Directors, or the Board, to issue up to a total of 1,000,000,000,000 ordinary shares, with or without preferred, deferred or other special rights or restrictions, whether with regard to dividend, voting, return of capital or otherwise and to such persons, at such time and on such other terms as the directors think proper;

•	power of our Board to elect directors either as an addition to the existing directors or to fill a vacancy resulting from death, resignation, retirement, disqualification, removal from office or any other reason; and

•	the directors’ discretion to decline to register any transfer of ordinary shares without assigning any reason.

Risk Relating to Our Corporate Structure

Our business and operations could be significantly disrupted, and we could be subject to sanctions, if the contractual arrangements between us and our consolidated variable interest entities that we depend on for operating our WVAS, mobile games and Internet games are found to be non-compliant with applicable PRC law.

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

We and our subsidiaries, KongZhong Information Technologies (Beijing) Co., Ltd., or KongZhong Beijing, KongZhong China Co., Ltd., or KongZhong China, and Simlife (Beijing) Science Co., Ltd., or Simlife Beijing, are considered foreign persons or foreign-invested enterprises under applicable PRC law. As a result, we operate our WVAS, mobile games and Internet games in the PRC through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, each of which is owned by PRC citizens. We do not own any equity interest in these operating companies, which are considered to be our consolidated variable interest entities for U.S. GAAP purposes, but are able to enjoy the economic benefits through contractual arrangements entered into between us and consolidated variable interest entities, including contractual arrangements relating to the provision of services and certain corporate governance and shareholder rights matters. These operating companies conduct substantially all of our operations and generate substantially all of our revenues, and also hold the licenses and approvals that are essential to our business. For a detailed description of these contractual arrangements, see “Item 7 — Related Party Transactions — Contractual Arrangements Relating to our Operating Companies.”

As the applicable PRC laws, rules and regulations governing the Internet games sector are evolving and subject to differing interpretations, there are substantial uncertainties regarding the validity and enforceability of the contractual arrangements between us and our consolidated variable interest entities. We have been advised by our PRC legal counsel, Commerce & Finance, that each agreement under the contractual arrangements with our consolidated variable interest entities constitutes a valid and legally binding obligation under applicable PRC law. In addition, Commerce & Finance is of the opinion that, with respect to Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, no consent, approval or license, other than those already obtained, is required under any existing PRC laws, rules and regulations for the effectiveness and enforceability of the contractual arrangements, and for the businesses and operations of these companies. We cannot assure you, however, that the relevant PRC regulatory authorities will not ultimately determine that these contractual arrangements are non-compliant with applicable PRC laws, rules and regulations.

If we or our operating companies were found to violate any existing or future PRC laws, rules or regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoke the business and operating licenses of our wholly owned subsidiaries, our consolidated variable interest entities and their subsidiaries;

•	discontinue or restrict the operations of any related party transactions among our wholly-owned subsidiaries, our consolidated variable interest entities and their subsidiaries;

•	impose fines or other requirements on our wholly owned subsidiaries, our consolidated variable interest entities and their subsidiaries;

•	require us to revise our ownership structure or restructure our operations; and/or

•	restrict or prohibit us from using the proceeds from public offerings to finance our business and operations in China.

Any of these or similar actions could cause significant disruptions to our business, as well as materially reduce our revenues, profitability and cash flows.

In addition, if any of these actions results in our inability to direct the activities of our consolidated variable interest entities and their subsidiaries that most significantly impact their economic performance, and/or such actions prevent us from receiving the economic benefits from our consolidated variable interest entities, we may not be able to consolidate the financial results of these variable interest entities into our consolidated financial statements in accordance with U.S. GAAP.

Our contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.

The applicable PRC laws, rules and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include WVAS, mobile games and Internet content services, or that operate Internet games. As a result, we conduct substantially all of our operations and generate substantially all of our revenues through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng pursuant to a series of direct or indirect contractual arrangements with them and their respective shareholders. These agreements may not be as effective in providing control over our operating companies as direct ownership. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our consolidated variable interest entities. In addition, our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of our consolidated variable interest entities into our consolidated financial statements in accordance with U.S. GAAP. In particular, our operating companies could fail to perform or make payments as required under the contractual agreements, and we will have to rely on the PRC legal system to enforce these agreements, which we cannot be certain would be effective.

We believe that we have the ability to cause the contractual arrangements with our variable interest entities to be renewed when necessary based on (i) our exclusive option to purchase all or part of the equity interests in our consolidated variable interest entities, when and to the extent permitted by PRC law, or request any existing shareholder of our consolidated variable interest entities to transfer all or part of the equity interest in our consolidated variable interest entities to another PRC person or entity designated by us at any time in our discretion, and (ii) the power of attorney that our consolidated variable interest entities’ shareholders have granted to us.

Our ability to enforce the equity pledge agreements between us and consolidated variable interest entities’ shareholder may be subject to limitations based on PRC laws, rules and regulations.

Under our equity pledge agreements with our consolidated variable interest entities and their shareholders, these shareholders have agreed to pledge all of their respective equity interests in the consolidated variable interest entities to us. The purpose of such pledges is to secure the performance of our consolidated variable interest entities’ obligations under the various contractual arrangements, including the business operation agreements and technology development agreements. As of December 31, 2012, the pledges of equity interests by shareholders of our consolidated variable interest entities have all been registered with the relevant local SAIC. According to the applicable PRC laws, when an obligor fails to pay its debt, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If our consolidated variable interest entities or their shareholder fails to perform their respective obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the equity pledge agreements is to require the pledgor to sell the pledged equity interests in an auction or private sale and remit the proceeds to our wholly owned subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in consolidated variable interest entities.

In addition, in the registration forms of the local branch of the SAIC for the pledges, the amount of registered equity interests pledged to our wholly owned subsidiaries, including Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang, Xinreli, BJXR and Dacheng,was stated as RMB10,000,000, RMB10,000,000, RMB10,100,000, RMB10,000,000, RMB10,000,000, RMB10,000,000 and RMB11,182,480, respectively, which in aggregate represent 100% of the registered capital of our consolidated variable interest entities. A PRC court may take the position that the amounts listed on the equity pledge registration forms represent the full amounts of the collateral that have been registered and perfected. In that event, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by a PRC court to be unsecured debt, and our ability to be repaid may be materially and adversely affected.

The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, which may substantially disrupt our business.

The registered shareholders of our consolidated variable interest entities are our current or former directors, officers or employees and their relatives. For example, Leilei Wang, our Chairman and Chief Executive Officer, is one of the registered shareholders of Dacheng, a consolidated variable interest entity that was acquired in 2010. In addition, Mr. Wang owned 21.75% of our outstanding ordinary shares as of the date of this annual report on Form 20-F.See “Item 4. Information on the Company—Our Corporate Structure” for a list of the registered shareholders of our consolidated variable interest entities and their respective shareholdings. Conflicts of interest may arise between such shareholders’ duties to us and our consolidated variable interest entities. If such conflicts arise, these shareholders may not act in our best interests and such conflicts of interest may not be resolved in our favor. In addition, these shareholders may breach or cause our consolidated variable interest entities to breach or refuse to renew their existing contractual arrangements that allow us to exercise effective control over them and to receive economic benefits from them. The laws of the Cayman Islands provide that directors of a company owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If certain shareholders of our consolidated variable interest entities do not comply with their fiduciary duties to us as our designated directors, or if we cannot resolve any conflicts of interest or disputes between us and any current or future registered shareholders of our consolidated variable interest entities, we would have to rely on legal proceedings to remedy the situation, the outcome of which is uncertain and which may result in substantial disruptions to our business.

The dividends and other distributions on equity we may receive from our subsidiaries are subject to restrictions under PRC law or agreements that our subsidiaries may enter into with third parties.

We are a holding company and rely largely on dividends and other distributions paid by our subsidiaries for cash, financing and other requirements. Our wholly owned subsidiaries, KongZhong Beijing, KongZhong China and Simlife Beijing, have entered into contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng through which we conduct business and receive revenues in the form of service fees. We rely on dividends and other distributions on equity paid by KongZhong Beijing, KongZhong China and Simlife Beijing, as well as service fees from Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, for our cash requirements in excess of any cash raised from investors and retained by us. If any of KongZhong Beijing, KongZhong China or Simlife Beijing incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

In addition, under the PRC enterprise income tax law that took effect on January 1, 2008, and its implementation regulation, a non-PRC-resident enterprise’s net income originating from “sources within the PRC” will be subject to a 10% enterprise income tax, or EIT, rate. Whether a dividend payment constitutes income from “sources within the PRC” is determined by the location of the enterprise which pays the dividend. Income tax on dividends from the PRC payable to a non-PRC-resident enterprise is at a rate of 10%. As a result, KongZhong Beijing, KongZhong China and Simlife Beijing may be required to withhold all or part of such income tax when paying us dividends. See “Item 5 — Operating and Financial Review and Prospects — Taxation.”

Our Chairman and Chief Executive Office is our single largest shareholder, and his interests may differ from other holders of our ordinary shares or ADSs.

Leilei Wang, our Chairman and Chief Executive Officer, owned 21.75% of our outstanding ordinary shares as of the date of this annual report on Form 20-F. Accordingly, he exerts significant influence in determining the outcome of any corporate transaction or other matter submitted to the holders of our ordinary shares and ADSs for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of Directors and other significant corporate actions. He will also have significant influence in preventing or causing a change in control. In addition, without his consent, we may be prevented from entering into transactions that could be beneficial to us. Mr. Wang’s interests may differ from the interests of the other holders of our ordinary shares or ADSs.

Our contractual arrangements with our consolidated variable interest entities and their respective shareholders may require us to pay additional taxes.

Arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that our contractual arrangements between us and our consolidated variable interest entities are not arm’s-length transactions. If this were to occur, the tax authorities could adjust our subsidiaries’ and our consolidated variable interest entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, for PRC tax purposes, increase the tax liabilities of our subsidiaries and our consolidated variable interest entities. If our subsidiaries and our consolidated variable interest entities’ tax liabilities increase or if our subsidiaries and our consolidated variable interest entities are found to be subject to late payment fees or other penalties, our financial condition and results of operations could be materially and adversely affected.

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

In recent years, the PRC government has begun to promulgate laws, rules and regulations applicable to the WVAS, mobile games, Internet and Internet games industries in the PRC, many of which are relatively new and untested and are subject to future changes. In addition, various regulatory authorities of the central PRC government, such as the State Council of the PRC, or the State Council, the MIIT, the MOC, the SAIC, the SARFT, the MPS and the GAPP, are empowered to issue and implement rules to regulate certain aspects of Internet-related services and activities. Furthermore, certain local governments also have promulgated local rules applicable to Internet-related services and activities within their respective jurisdictions. As the Internet industry itself is at an early stage of development in the PRC, it is likely that new laws, rules and regulations will be promulgated in the future to address issues that may arise from time to time. As a result, uncertainties exist regarding the interpretation and implementation of current and future applicable PRC laws, rules and regulations. We cannot assure you that we will not be found in violation of any current or future PRC laws, rules or regulations due to these uncertainties, in which case we could be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of our operations. See “Item 4 — Information on the Company — Regulation.”

Each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, BJXR and Beijing Chengxitong has obtained a telecommunications and information services operating license for their Internet content businesses from the Beijing Telecommunications Administration Bureau. In addition, each of Beijing AirInbox, Beijing WINT, BJXR, Beijing Chengxitong, Mailifang and Xinreli has obtained a value-added telecommunications license from the MIIT in order to provide services in multiple provinces, autonomous regions and municipalities. Each of Beijing Boya Wuji, Zhulang, Dachengand Shanghai KongZhong Brilliant Game Co., Ltd., or Brilliant Game, has obtained a value-added telecommunications license from branches of the MIIT at the provincial level to provide intra-provincial services. Each of Beijing AirInbox, Dacheng, Zhulang, Xinreli and Brilliant Game has obtained an Internet Culture Business Permit for our Internet games business. If any of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, BJXR, Beijing Chengxitong, Zhulang, Mailifang, Xinreli, Dacheng or Brilliant Game fails to obtain or maintain any required licenses or permits, it may be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of its operations. Any of these measures could materially disrupt our business and materially and adversely affect our financial condition and results of operations.

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

The PRC government has promulgated regulations governing telecommunications service providers, Internet access, the distribution of news and other information and the operation of Internet games. In the past, the PRC government has stopped the distribution of information over the Internet that it believes violates PRC law, including content that it deems to be obscene, to incite violence, to endanger national security, to be contrary to the national interest or to be defamatory. The telecommunications operators also have their own policies that restrict the distribution by WVAS providers they deem inappropriate. For instance, they have punished certain providers for distributing content deemed by them to be obscene. These punishments have included censoring of content, delays in payments of fees by the telecommunications operators to the offending service provider, forfeiture of fees owed by the telecommunications operators to the offending service provider and suspension of the service on the telecommunications operators’ networks. Accordingly, even if we comply with PRC governmental regulations relating to licensing and foreign investment restrictions, if the PRC government or the telecommunications operators were to take any action to limit or prohibit the distribution of information we provide or to limit or regulate any current or future content or services available to our users, our revenues could be materially reduced, and our reputation could be severely damaged.

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

The WVAS, mobile games and Internet games industries are characterized by rapid advances in technology, industry standards and customer demands. In particular, new technologies, industry standards or market demands may render our existing products, services or technologies less competitive or even obsolete. Moreover, telecommunications operators in the PRC are currently in the process of expanding 3G telecommunications services, while a number of different types of more advanced smart phone platforms have already entered the PRC market and are increasingly popular. Responding and adapting to the growing 3G telecommunications market and other technological developments and standard changes in our industry may require substantial time, effort and capital investment. In addition, updating and developing our proprietary game engines and game development platforms may also require significant expenditures in research and development. If we are unable to respond successfully to technology, industry and market developments, these developments may materially and adversely affect our business, financial condition and results of operations as well as our competitiveness.

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

Foreign exchange transactions under the capital accounts of our subsidiaries, KongZhong Beijing, KongZhong China and Simlife Beijing, and of our operating companies, Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. In particular, if KongZhong Beijing, KongZhong China or Simlife Beijing borrow foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance KongZhong Beijing, KongZhong China or Simlife Beijing by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. In addition, if we finance Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng by loans, we must obtain approval from SAFE. These limitations could affect the ability of KongZhong Beijing, KongZhong China, Simlife Beijing, Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng to obtain foreign exchange through debt or equity financing.

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

Those of our Directors and senior officers who are holders of our ordinary shares or ADSs and PRC residents have informed us that they have made the necessary applications and filings, as required under this regulation. However, there is uncertainty concerning the reconciliation of this regulation with other approval requirements, and it is unclear how the regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended, implemented or enforced by the relevant government authorities. The failure or inability of any PRC resident holder of our ordinary shares or ADSs to obtain any required approvals or make any required registrations may subject us to fines and other legal sanctions, and prevent us from being able to make distributions or pay dividends.

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with the PRC regulations relating to employee share options granted by overseas listed companies to PRC citizens.

In February 2012, SAFE promulgated the Notice Relating to Foreign Exchange Administration for Domestic Individuals Participating in the Stock Incentive Plans of Overseas-Listed Companies, or SAFE Notice 7, replacing the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in the Employee Stock Holding Plans or Stock Option Plan of Overseas-Listed Companies promulgated in March 2007, or SAFE Notice 78. Under SAFE Notice 7, PRC individuals and foreign citizens who have been a resident of the PRC for one year or more, or, collectively, Domestic Individuals, participating in a stock incentive plan of an overseas-listed company, are required, through a PRC domestic agent to register with SAFE and complete certain other procedures. Such PRC domestic agent should be a PRC subsidiary of the overseas-listed company or a qualified domestic institution selected by the PRC subsidiary. As we are an overseas-listed company, we and those employees deemed to be Domestic Individuals and who have been granted share options and/or restricted share units under our equity incentive plans are subject to SAFE Notice 7. We and those employees subject to SAFE Notice 7 intend to make such application and complete all the requisite procedures. We have already registered, and have registered on behalf of those employees subject to SAFE Notice 7, with the relevant local SAFE branches our employee stock incentive plans in 2009, pursuant to regulations promulgated under SAFE Notice 78. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of SAFE Notice 7, and we cannot assure you that our registration under SAFE Notice 78 would be sufficient for compliance with SAFE Notice 7. If SAFE or other PRC governmental authorities determine that we or those of our employees subject to SAFE Notice 7 have failed to comply with the provisions of SAFE Notice 7, we or they may be subject to fines and legal sanctions, which could have a material adverse effect on the implementation of our equity incentive plans and our ability to attract and retain qualified personnel, as well as our business and prospects. See “Item 4 — Information on the Company — Regulation — Regulation of Share Options and Restricted Share Units.”

Fluctuation of the Renminbi could adversely affect the value of and dividends payable on our ADSs.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the PRC government’s new policy, the Renminbi is permitted to fluctuate within a managed band against a basket of certain foreign currencies. Although daily fluctuations of the Renminbi against the basket of currencies are currently limited to 1.0% per day, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. On June 20, 2010, the People’s Bank of China, or the PBOC, announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate, and on April 14, 2012, the PBOC announced that, effective as of April 16, 2012, the Renminbi is permitted to fluctuate with a band of 1.0% per day, doubling the previous announced fluctuation limit of 0.5% per day. Therefore, we cannot assure you that the Renminbi will not be permitted to enter into a free float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. As we receive substantially all of our revenues in Renminbi and a majority of our cash and cash equivalents are denominated in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms and the value of dividends, if any, payable on our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. As of December 31, 2012, we had cash and cash equivalents in the amount of US$120.7 million. A 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$1.1 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$1.1 million in our total amount of cash and cash equivalents. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

The discontinuation of any of the preferential tax treatments available to us in the PRC or the rejection of our application for preferential tax treatments could adversely affect our business, operating results and financial condition.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. It imposes a tax rate of 25% on all foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. However, under the New EIT Law, “high-and-new technology enterprises strongly supported by the State,” or HNTE, are entitled to a preferential tax rate of 15%. In 2008 and 2011, KongZhong Beijing, Beijing AirInbox, BJXR and Tianjin Mammoth were granted the HNTE status by the PRC tax authority under the New EIT Law. In 2009 and 2012, KongZhong China, Beijing Chengxitong and Beijing WINT were granted the HNTE status by the PRC tax authority under the New EIT Law. However, we cannot assure you that the PRC tax authorities will not revoke the HNTE status of such companies or that we will be able to renew the HNTE status for these companies in the future. The loss of preferential tax treatments by our subsidiaries and/or operating entities could materially reduce our net income and cash flows.

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

Prior to January 1, 2008, dividends payable to non-PRC investors were exempted from withholding tax. The New EIT Law and the New EIT Implementation Regulation, both of which became effective on January 1, 2008, provide that an income tax rate of 10% (subject to reductions pursuant to any tax treaties between the PRC and other jurisdictions) will generally be applicable to dividends payable to non-PRC investors that are derived from sources within the PRC, provided that dividends are not subject to the 10% tax if they are paid out of distributable profits accumulated before January 1, 2008. Similarly, any gain realized on the transfer of shares by such investors is also subject to 10% tax if such gains are regarded as income derived from sources within the PRC.

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

Our PRC legal counsel, Commerce & Finance, has advised us that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries. As a result, recognition and enforcement in the PRC of judgments of a court obtained in those jurisdictions may be difficult or impossible.

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

Item 4. Information on the Company

History and Development of the Company

We were incorporated on May 6, 2002 under the laws of the Cayman Islands as Communication Over The Air Inc., an exempted limited liability company. In March 2004, we changed our name to KongZhong Corporation. We are headquartered in Beijing, the PRC.

We are one of the leading providers of WVAS to mobile phone users and have been cooperating with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a feature phone mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android.

We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market.

In January 2007, we established a wholly owned subsidiary, Monkey King Search Corporation, or Monkey King, under the laws of the Cayman Islands, in an effort to develop our wireless search business. Monkey King in turn established its own wholly owned subsidiary, Wukong Shentong, under the laws of the PRC. After developing our wireless search business through Monkey King and Wukong Shentong for a period of time, in September 2008, we decided to terminate our project of developing a wireless search business and liquidate Monkey King and Wukong Shentong, which did not have significant business activities at the time. We completed the liquidation of Wukong Shentong in July 2010. As part of the winding-up of the businesses of Monkey King and Wukong Shentong, we sold certain assets of these companies to Nick Yang, the former Vice Chairman of our Board of Directors. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.” In July 2008, we liquidated Beijing Shuziyuansu Advertising Co., Ltd., a company formerly owned by two of our operating companies, Beijing Boya Wuji and Beijing WINT, because it had not had any operating activity since its incorporation in September 2005. In July 2008, BJXR, one of our operating companies, established its own subsidiary, Beijing Shiyuan Leya, which operates certain types of our WVAS business. We completed the liquidation of Anjian Xingye Technology (Beijing) Co., Ltd., or Anjian Xingye, our wholly foreign owned enterprise in the PRC, in May 2010. In July 2012, Beijing AirInbox established its own subsidiary, Brilliant Game, which operates certain types of our Internet games.

We conduct substantially all of our business in the PRC through our wholly owned subsidiaries in the PRC, KongZhong Beijing, KongZhong China and Simlife Beijing. In order to meet domestic ownership requirements under PRC laws, which restrict us and our PRC subsidiaries, as either foreign or foreign-invested companies, from operating certain value-added telecommunications, Internet services and Internet games businesses. We operate WVAS, mobile games and Internet games through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, all of which are based in the PRC and are wholly owned by PRC citizens. We do not have any equity interests in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng, but enjoy the economic benefits of these companies through a series of contractual arrangements as described below.

Our principal executive office is located at 35th Floor, Tengda Plaza, No. 168, Xizhimenwai Street, Beijing, 100044, the PRC. Our telephone number is (8610) 8857-6000. The address of our primary website is www.KongZhong.com. Information contained on our website does not constitute a part of the annual report.

In July 2004, we completed the initial public offering of our ADSs representing our ordinary shares and listed the ADSs on the NASDAQ Global Market, or NASDAQ. Effective January 1, 2008, our ADSs are listed on the NASDAQ Global Select Market.

Investments and Acquisitions

We have made a number of acquisitions and received a number of outside investments during our history. Set forth below are the most significant acquisitions and investments in our history.

In March 2009, we issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of US$6,775,400, convertible into our ordinary shares. NGP also received a warrant to purchase up to 80 million of our ordinary shares at US$0.125 per ordinary share, exercisable within five years. The issuance of the convertible senior note and warrant was completed in March 2009. In February 2011, we prepaid 70% of the aggregate principal amount, plus any accrued but unpaid interest thereof, of the convertible senior note for US$9.31 million in cash. Subsequently, on March 1, 2012, NGP fully converted the convertible senior note into 22.8 million of our ordinary shares, which is equivalent to 570,000 of our ADSs, at a conversion price of US$0.08915 per ordinary share (equivalent to US$3.6 per ADS), representing approximately 1.0% of our total shares outstanding as of March 31, 2012. In August 2012, NGP transferred a warrant to purchase up to 40 million of our ordinary shares, exercisable prior to March 18, 2014, which constituted 50% of the original warrant, to Fit Run Limited. We consented to this transfer and, in exchange for the original warrant, issued a new warrant to purchase up to 40 million of our ordinary shares, exercisable prior to March 18, 2014, to NGP.

On December 15, 2009, we entered into a definitive share purchase agreement to acquire Dacheng. We agreed to pay up to US$80 million, in a mix of cash and our ordinary shares, to Dacheng’s shareholders, based on Dacheng’s 2010 net profit after tax as calculated under U.S. GAAP. Dacheng agreed to engage in a reorganization whereby an offshore holding company would be established, and Dacheng would enter into certain contractual arrangements with such holding company and/or its subsidiary that would allow the holding company to enjoy, among other things, the economic benefits of Dacheng’s operations. On January 13, 2010, we amended the original share purchase agreement to permit one of our subsidiaries to enter into a series of contractual arrangements with Dacheng that allowed us to consolidate Dacheng’s financial results. Subsequently, the reorganization was completed and we acquired the holding company. In March 2011, we completed the last payment due to Dacheng’s shareholders under the share purchase agreement. The total consideration paid for the acquisition of Dacheng was US$68.0 million, including US$24.2 million in cash and 166,292,783 million of our ordinary shares. Dacheng is a leading developer of 3D massive multiplayer online role-playing games, or MMORPGs. For a further description of this transaction, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

On February 15 and February 10, 2012, respectively, we entered into definitive agreements to acquire 100% of the equity interest in Noumena Innovations (BVI) Ltd., or Noumena, and certain assets from a related party of Noumena for a total consideration of US$15 million in cash and 40 million of our ordinary shares. Noumena is a developer of cross-platform smartphone mobile game engines. The Handymo game engine, which Noumena developed, enables a proprietary JavaScript-based development environment and supports all major smartphone mobile game platforms, including iOS and Android, among other platforms. We completed the acquisition in March 2012.

Our Corporate Structure

The chart below sets forth our corporate and share ownership structure as of March 31, 2013.

(1)	We do not have any ownership interest in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng. Our wholly owned subsidiaries have entered into a series of contractual arrangements with these companies and/or their respective shareholders.

The applicable PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include WVAS, or operate Internet games. See also “— Regulation.” To comply with PRC regulations, we conduct substantially all of our wireless value-added, mobile games and Internet games operations and generate substantially all of our revenues through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, which are wholly owned by PRC citizens, and their subsidiaries. Our operations not conducted through such consolidated variable interest entities primarily consist of our smartphone games business. In 2012, our consolidated variable interest entities accounted for an aggregate of 95.4% of our total revenue. As of December 31, 2012, our consolidated variable interest entities accounted for an aggregate of 58.4% of our total assets and 82.3% of our total liabilities. The assets not associated with our consolidated variable interest entities primarily consist of cash and cash equivalents, goodwill, intangible assets and loans to third parties.

Beijing AirInbox is 45% owned by Linguang Wu, one of our former employees; 10% owned by Guijun Wang, one of our former employees; 42% owned by Songlin Yang, uncle of Nick Yang, the former Vice Chairman of our Board of Directors; and 3% owned by Zhen Huang, wife of Nick Yang. Beijing Chengxitong is 90.1% owned by Yang Li and 9.9% owned by Xuelei Wu, both of whom are our former employees. Beijing WINT is 40% owned by Yang Yang, one of our employees, 30% owned by Jingye Sun and 30% owned by Li Ai, both of whom are our former employees. BJXR is 51% owned by Guijun Wang and 49% owned by Yang Li, both of whom are our former employees. Dacheng is 40.8% owned by Zhen Yang and 59.2% by Leilei Wang, both of whom are our employees. Xinreli is 80% owned by Tao Jia, one of our employees, and 20% owned by Junhong Chen, one of our former employees. Mailifang is 90% owned by Xu Guo and 10% owned by Yang Yang, both of whom are our employees. Zhulang is 100% owned by Beijing Chengxitong. Beijing Boya Wuji is 100% owned by Beijing AirInbox. Tianjin Mammoth is 95% owned by Beijing AirInbox and 5% owned by Beijing WINT. Shenzhen Zhida is 100% owned by Beijing WINT. Beijing Yin’ao Fulai Culture Development Co., Ltd., or Beijing Yin’ao, is 100% owned by BJXR. Beijing Shiyuan Leya is 100% owned by BJXR. Wuxi Dacheng Network Technology Co., Ltd., or Wuxi Dacheng, is 100% owned by Dacheng. Beijing Shangshu Boer Culture Communication Co., Ltd., or Beijing Shangshu, is 100% owned by BJXR. Brilliant Game is 100% owned by Beijing AirInbox.

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

Each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang and their respective shareholders also has entered into an exclusive share option agreement with KongZhong Beijing. Pursuant to these agreements, each of the shareholders of Beijing AirInbox, Beijing WINT, Beijing Chengxitong and Mailifang has granted an exclusive option to KongZhong Beijing or our designees to purchase all or part of such shareholder’s equity interest in Beijing AirInbox, Beijing WINT, Beijing Chengxitong or Mailifang, as the case may be, in accordance with PRC laws, and has agreed not to encumber such equity interest in any manner other than as permitted by KongZhong Beijing.

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

KongZhong Beijing has entered into technical and consulting services agreements with each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and Mailifang. These technical and consulting services agreements may only be terminated or renewed at KongZhong Beijing’s sole discretion. Pursuant to these technical and consulting services agreements, KongZhong Beijing provides certain technical and consulting services to Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong and Mailifang in exchange for service fees. KongZhong Beijing has the sole discretion to determine the amounts of the technical and consulting service fees. Each of the shareholders of Beijing AirInbox, Beijing WINT, Beijing Chengxitong and Mailifang has also entered into an equity pledge agreement with KongZhong Beijing, pursuant to which these shareholders pledged their respective interests in Beijing AirInbox, Beijing WINT, Beijing Chengxitong or Mailifang, as the case may be, to guarantee the performance of such companies’ payment obligations under the respective technical and consulting services agreements.

Each of BJXR, Dacheng and their respective shareholders has entered into an exclusive share option agreement with KongZhong China. Pursuant to these agreements, each of the shareholders of BJXR and Dacheng has granted an exclusive option to KongZhong China or our designees to purchase all or part of such shareholder’s equity interest in BJXR or Dacheng, as the case may be, in accordance with PRC law and has agreed not to encumber such equity interest in any manner other than as permitted by KongZhong China. The purchase price is equal to the respective audited net asset value of the variable interest entities or the minimum price required under applicable PRC laws at the time of such purchase. KongZhong China has also entered into a business operation agreement with each of BJXR, Dacheng and their respective shareholders. Pursuant to these agreements, BJXR, Dacheng and their respective shareholders agreed to appoint individuals designated by KongZhong China to the management team of BJXR and Dacheng and to refrain from taking certain actions that may materially affect the operations of these companies. Each of the shareholders of BJXR and Dacheng also has executed an irrevocable power of attorney in favor of individuals designated by KongZhong China. Pursuant to these powers of attorney, those designated individuals have full power and authority to exercise all of such shareholders’ rights with respect to their equity interests in BJXR or Dacheng. KongZhong China has entered into a technical and consulting services agreement with each of BJXR and Dacheng. These technical and consulting services agreements are automatically renewed and may only be terminated at KongZhong China’s sole discretion. Pursuant to these technical and consulting services agreements, KongZhong China provides certain technical and consulting services to BJXR and Dacheng in exchange for service fees. KongZhong China has the sole discretion to determine the amounts of the technical and consulting service fees. Each of the shareholders of BJXR and Dacheng has entered into an equity pledge agreement with KongZhong China, pursuant to which these shareholders pledged their respective interests in BJXR or Dacheng, as the case may be, to guarantee the performance by these companies of their payment obligations under the technical and consulting services agreements.

Xinreli and its shareholders have entered into an option agreement with Simlife Beijing. Pursuant to this agreement, each of the shareholders granted Simlife Beijing an option to purchase all their respective interests in Xinreli for the lowest price permitted by applicable PRC law by Simlife Beijing or its designated third party. Simlife Beijing has also entered into a business operation agreement with Xinreli and its shareholders. Pursuant to this agreement, Xinreli and its shareholders will elect designees of Simlife Beijing as the executive directors of Xinreli, and will appoint designees of Simlife Beijing as the general manager, chief financial officer and other senior officers of Xinreli. Each of the shareholders has also agreed to execute an irrevocable power of attorney to grant the designees of Simlife Beijing full power and authority to exercise all of the respective shareholders’ rights in Xinreli. Pursuant to these powers of attorney, those designated individuals have full power and authority to exercise all of such shareholders’ rights with respect to their equity interests in Xinreli. In addition, Simlife Beijing has entered into an exclusive technical and consulting services agreement with Xinreli. This technical and consulting services agreement may only be terminated at Simlife Beijing’s sole discretion. Pursuant to this agreement, Simlife Beijing will provide certain technical and consulting services to Xinreli on an exclusive basis. Simlife Beijing has the sole discretion to determine the amounts of the technical and consulting service fees. Each of the shareholders of Xinreli has also entered into an equity pledge agreement with Simlife Beijing, pursuant to which these shareholders pledged their respective interests in Xinreli to guarantee the normal collection of technical service fees by Simlife Beijing under the exclusive technical and consulting services agreement and to ensure the performance of obligations under the business operation agreement and option agreement.

In the opinion of our PRC legal counsel, Commerce & Finance, each of the agreements constitutes a valid and legally binding obligation of each party to such contractual agreements under PRC laws. In addition, Commerce & Finance, is of the opinion that, with respect to Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, no consent, approval or license, other than those already obtained, is required under any existing PRC laws, rules and regulations for the effectiveness and enforceability of the contractual arrangements and for the businesses and operations of these companies. However, there are substantial uncertainties regarding the interpretation and implementation of current PRC laws, rules and regulations. See “— Regulation” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the value-added telecommunications industry, we could be subject to severe penalties,” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.” As discussed in those risk factors, certain events may cause us to lose the benefits and control intended to be created by these arrangements.

Capital Expenditures and Divestitures

See “Item 5 — Operating and Financial Review and Prospects — Capital Expenditures” for information concerning our principal capital expenditures since our inception and those planned for 2013. We have not undertaken any significant divestitures and do not have any significant divestitures currently in progress.

Business Overview

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a feature phone mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market. In May 2012, we entered into a strategic partnership with WarGaming, which granted us the exclusive license to all of WarGaming’s future games in the PRC, including but not limited to World of Tanks, World of Warplanes and World of Warships. In addition, we are also the exclusive licensee in the PRC for the Guild Wars 2 game developed by ArenaNet, Offensive Combat game developed by U4iA Games and Hawken game developed by Meteor Entertainment.

Our WVAS Business

We provide interactive entertainment, media and other interactive services to mobile phone users in China through various second generation standard, or 2G, technology platforms, including SMS, IVR and color ring back tone, or CRBT, and through various “second and a half” generation standard, or 2.5G, technology and operating platforms, including WAP and MMS, which offer higher quality graphics, richer content and more interactivity than 2G wireless services. Our WVAS are tailored to the technical or other requirements of our telecommunications operator partners, through whom we deliver most of our WVAS, and to various billing systems for WVAS. Our WVAS are also delivered and marketed through various media partners, including handset manufacturers, television stations, radio stations, print media and Internet sites. Our WVAS revenues accounted for 55.7%, 50.2% and 41.7% of our total revenues in 2010, 2011 and 2012, respectively.

We offer a variety of WVAS, such as mobile games, pictures, karaoke, electronic books, mobile phone personalization features, entertainment news, chat and message boards. Customers can access these services directly from their mobile phones: (i) by using our access code or by choosing a feature pre-loaded in select models of handsets; and (ii) from a telecommunications operator’s portal or website. Substantially all of our WVAS are ordered or accessed by users directly through their mobile phones, and all services are delivered through mobile phones.

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

Our Internet Games Business

In January 2010, we acquired Dacheng and with it our Internet games business unit. We launched our self-developed 3D MMORPGs, Loong, EMoFaZe, XiaKeXing, ShengMoZhiXue, Kung Fu Hero and Kung Fu World from December 2009 to December 2012.

In 2010, we licensed the World of Tanks game from WarGaming. World of Tanks is a “freemium” 3D team-based massive multiplayer online game, featuring historic fighting vehicles from the 1930s to the 1950s. Since its launch, the World of Tanks game has become one of the most popular games we offer. As of December 31, 2012, the World of Tanks game had been downloaded over 9.3 million times, with over 12.3 million registered users. As a result of the successful launching of the game, revenues generated from in-game items purchased by game players who play the World of Tanks game represented over 69% and 87% of our Internet games revenues in 2011 and 2012, respectively. In May 2012, we entered into a strategic partnership with WarGaming under which we enjoy exclusive license to all of WarGaming’s future games in the PRC. Under this partnership, we licensed World of Warplanes and World of Battleships games from WarGaming.

In April 2012, we agreed to license on an exclusive basis in the PRC a multiplayer online game known as Offensive Combat from U4iA Games, Inc., or U4iA Games. The initial term of the license is three years, with further extensions upon our meeting certain conditions, commencing from the commercial release of the game. We have paid US$1 million to U4iA Games and are obligated to pay additional license fees upon the commercial release of the game. In addition, we are obligated to pay royalties calculated based on revenues generated from the game after the launch of the game.

In August 2012, we agreed to license on an exclusive basis in the PRC a multiplayer online game known as Hawken from Meteor Entertainment. The initial term of the license is three years, with further extensions upon our meeting certain conditions, commencing from the commercial release of the game. We have paid US$1.25 million to Meteor Entertainment as a license fee before the secure public testing of the game and are obligated to pay royalties calculated based on revenues generated from the game after the launch of the game.

In August 2012, we agreed to license on an exclusive basis in the PRC the Guild Wars 2 game from ArenaNet. The initial term of the license is three years, with further extensions to be agreed among the parties, commencing from the secure public testing of the game. We have agreed to pay license fees and additional royalties calculated based on revenue generated from the game. To guarantee our payment obligations to ArenaNet, we have arranged a standby letter of credit with a maximum guarantee amount of US$35 million from the Bank of Communications in ArenaNet’s favor. We also entered into a back-to-back guarantee arrangement with the Bank of Communications.

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

Telecommunications Operators

China Mobile is the world’s largest mobile telecommunications network operator in terms of subscribers, with more than 683 million subscribers as of December 31, 2012, according to China Mobile’s website. Our working relationship with China Mobile is critical to the operation and continued development of our WVAS and mobile games businesses. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business —We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.” We provide WVAS in 31 Chinese provinces or provincial-level municipalities pursuant to cooperation agreements with China Mobile and its provincial subsidiaries. Generally, these agreements have terms of one year or shorter, but may be renewed automatically unless either party objects. We were one of the first wireless service providers to work with China Mobile to develop and offer WAP, MMS and Java™ services.

We charge our customers content fees, which vary among our different services, on either a single-transaction or a monthly subscription basis. We establish the fees paid by our customers in consultation with the telecommunications operators and, in turn, pay a portion of these fees to the telecommunications operators through which our services are provided.

Pursuant to our agreements with the subsidiaries of China Mobile, we generally pay to these subsidiaries 15% to 60% of the revenues we generate from providing our services to customers through their networks, with the exception of IVR services, with respect to which we pay to these subsidiaries 30% of the revenues we generate. In addition, the subsidiaries of China Mobile deduct a net transmission charge from our portion of the fees for services provided on the MMS and SMS platforms. These transmission charges are equivalent to the transmission fee set forth in the table below multiplied by the number of messages we send through the telecommunications operator’s network minus the number of messages we receive from users requesting our services.

Pursuant to our agreements with China Unicom and its subsidiaries, we generally pay each China Unicom subsidiary 20% to 60% of the revenues we generate from providing our services to customers through such subsidiary’s network, with the exception of IVR services, with respect to which we pay 54% of the revenues we generate.

Pursuant to our agreements with China Telecom and China Netcom and their respective subsidiaries, we generally pay each China Telecom subsidiary and China Netcom subsidiary 15% to 60% of the revenues we generate from providing our services to customers through such subsidiary’s network, with the exception of IVR services, with respect to which we pay 40% of the revenues we generate.

The following table sets forth the principal fees that we charge our customers for our WVAS and mobile games related services and the service and transmission fees that we paid to the telecommunications operators as of December 31, 2012.

	Fees we charged customers		Fees we paid telecommunication operators
	Transaction fee per unit (1)	Monthly subscription fee	Service fees	Transmission fee (2)
	(in RMB, except percentages)
WAP	1.00-2.00	5.00-8.00	15%-50%	N/A
MMS	1.00-3.00	8.00-30.00	15%	0.15-0.20
Mobile Games	1.00-15.00	5.00-15.00	15%-50%	N/A
SMS	1.00-3.00	5.00-30.00	15%-50%	0.02-0.08
IVR	1.00-20.00	15.00	30%-45%	N/A
CRBT	0.50-3.00	1.00-5.00	15%-50%	N/A
E-Book	0.00-8.00	3.00-5.00	60%	N/A
(1)	Transaction fees are per download for WAP, MMS, mobile games, SMS, CRBT and e-book services and per minute for IVR services.

(2)	A transmission fee is assessed for each message we send in excess of the number of messages we receive. The amount of the transmission fees for each month depends on the volume of messages sent in that month. No transmission fees are assessed for WAP, mobile games, IVR or CRBT services.

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

Beijing AirInbox has entered into a cooperation agreement with China Mobile’s Jiangsu subsidiary to provide IVR services on China Mobile’s nationwide network. Pursuant to this agreement, Beijing AirInbox pays China Mobile a service fee of 30% of the revenues generated from providing IVR services to customers.

Beijing AirInbox has entered into a cooperation agreement with China Mobile’s Jiangsu subsidiary to provide mobile games on China Mobile’s nationwide network. Pursuant to this agreement, Beijing AirInbox will pay China Mobile service fees ranging from 30% to 70%, depending on the type of mobile games that are provided and the channel through which the mobile games are distributed. For example, Beijing AirInbox will pay China Mobile a service fee of 30% of the revenues generated from providing online mobile games to customers.

Mobile Handset Manufacturers

We have established distribution arrangements with mobile handset manufacturers, including Nokia, Samsung, Lenovo, Huawei and other major international and domestic handset manufacturers. Pursuant to these distribution arrangements, we pre-load into the menu of certain mobile handsets our mobile games, WAP icons and MMS, SMS and IVR short codes, which enable customers to access our WVAS quickly and easily. We pay the mobile handset manufacturers 35% to 70% of the net revenues that we receive from the telecommunications operators, generally after deducting the telecommunications operators’ service fees, with respect to our mobile games and WVAS that are accessed by means of the pre-loaded icons and short codes. The terms of these agreements are generally for one year, and pertain to specific mobile handset models. In addition, we leverage our relationships with the mobile handset manufacturers to enter into joint marketing programs.

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

Content Providers for Our Internet Games

We also license Internet games from other developers from time to time. For a description of our major licensing arrangements, see “ — Business Overview — Our Internet Games Business.”

Product Development

Product Development for Our WVAS and Mobile Games

Our product development team focuses on creating innovative products that use the latest standards and technologies with respect to our WVAS and mobile games. In particular, the 2.5G standard enables WVAS providers to send more data in a shorter period of time, thereby facilitating the transmission of more advanced data services. We were one of the first WVAS providers to work with China Mobile to develop and offer MMS and WAP services, and have continued to be a leading developer of innovative services compatible with these technology platforms. At the same time, we have increased our product development team’s emphasis on developing and supporting our 2G products, including IVR and CRBT, which we distribute on the networks of China Mobile, China Unicom and China Telecom. We believe that our timely delivery of new services that meet telecommunications operators’ specifications demonstrates our technical capabilities and strengthens our cooperation relationship with the telecommunications operators.

To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android. We have launched a number of mobile games for iOS and Android markets, including Kingdom Story, Tiny War, NecroDefense and Battleland: Warrior vs. Monster, during 2012 and the first quarter of 2013.

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

Product Development for Internet Games

We believe that timely and quality game development and operations is critical to our Internet games business and our business as a whole, and we have formed a separate department for the development of Internet games, which had 698 employees as of December 31, 2012. Our Internet games development department mainly consists of programming, design, operations and graphics divisions.

Unlike many of our competitors that operate MMORPGs licensed from foreign game developers, we have in-house development capabilities that allow us to develop games in timely response to constantly changing market demands and trends. Our systematic game development process includes the following key steps:

•	Concept Generation. Our design division takes the lead in generating ideas for new games based on the latest trends in player preferences. We recruit game players for our design division to closely track popular topics among players and on the Internet. We also encourage all of our employees to provide creative ideas and concepts for game development.

•	Detailed Proposal . Upon our management’s approval of a new game concept, the design division will prepare a detailed proposal that sets forth preliminary game storylines and characters, estimates of costs and targeted audience.

•	Development Plan. After the completion of the technical review of the detailed proposal, a project team consisting of our programming staff, design staff and graphics artists will work together to set the technical criteria for the development of the game and formulate a development plan with certain milestones.

•	Design, Style and Story Concepts. Based on the game development plan, our graphics artists will determine the style of the new game and design game characters, our game designers will develop the game story and define game environments and our program developers will develop both the server-end software and the user-end software modules.

•	Internal Reviews. Management reviews will take place upon the completion of each milestone of the development plan. Concurrently, our testing division will test the accuracy and completeness of the development milestones and our marketing department will initiate marketing campaigns according to the development milestones.

•	Closed Beta Testing and Open Beta Testing. We conduct closed beta testing to correct technical issues of a new game. Thereafter, we conduct open beta testing to test the operation of the new game under open market conditions. Finally, we introduce the new game to players online.

Anticipating the potential growth of 3D Internet games in the PRC and recognizing the importance of possessing our own game engine, we have also focused on the development of our proprietary game engine, Dazzler 3D. Our game engine enables us to create quality 3D graphics, innovative gameplay and visual effects to better capture characters’ motions. Our game engine is designed to allow for effective game playing on both high-end and lower-end computers. In 2013, we plan to launch one internally-developed MMORPG.

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

However, beginning in 2008 and continuing into 2009, as we adjusted our business strategy to develop our mobile games business, we began to decrease branding efforts through traditional media channels and increase our effort to promote our mobile games in cooperation with the PRC telecommunications operators. In 2011 and 2012, we made efforts to enhance our marketing to include marketing activities for the launch of our new Internet games and game expansion packs.

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

A significant portion of our revenues are derived from services provided through the networks of China Mobile. Accordingly, we devote significant resources to maintaining, expanding and strengthening our relationship with China Mobile and its subsidiaries. In addition, we have strengthened our sales and marketing of 2G and 2.5G services, which we provide through the networks of China Mobile as well as other telecommunications operators.

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

As of December 31, 2012, our sales and marketing department consisted of 58 persons strategically located in 31 provinces across the PRC to work closely with telecommunications operators at the provincial and local levels, where pricing and other important decisions on marketing and operations are made. Our localized sales team helps us gain insight into developments in the local markets and the competitive landscape, as well as new market opportunities.

To motivate our sales professionals, a portion of their compensation is based on the usage of our services in their respective regions. Sales quotas are assigned to all sales personnel according to quarterly sales plans. We also continuously explore other joint marketing strategies in order to maximize our cooperation arrangements and resources.

Customer Service

We view both the telecommunications operators and end users of our services as customers. Customer service is a key to building our brand and our relationships with the telecommunications operators. We train our customer service representatives with an emphasis on customer satisfaction. Our customer service center handles calls, faxes and e-mails from our end users, as well as inquiries forwarded from the telecommunications operators. Our customer service representatives interact regularly with, and provide training materials to, customer service representatives of telecommunications operators to enhance our customers’ experience with our services. As of December 31, 2012, our customer service department consisted of 34 persons strategically located in eight provinces across the PRC.

We provide high-quality customer service and are responsive to the needs of the players of our Internet games. In particular, our game players can access our customer service center through in-game chats, phone or e-mail 24 hours a day, seven days a week. In addition, we have a website for game players to submit feedback and a service center in Shanghai, which is open to walk-in game players during normal business hours. We had 57 customer service representatives dedicated to our Internet games business as of December 31, 2012, many of whom are MMORPG enthusiasts with a deep understanding of Internet games players. We also have dedicated supervisors to monitor our calls to ensure quality services. Feedback collected by our customer service team is important to the integration of our product development and game operations teams. The information collected by our customer service team forms the basis of our feedback database, which helps us track the trends in players’ tastes and preferences and provide direction when we design changes, upgrades and expansion packs for our Internet games.

Competition

We face significant competition in the WVAS, mobile games and Internet games markets in the PRC. In particular, the MIIT has reported on its website that, as of December 31, 2012, more than 2,080 service providers held nationwide licenses to supply content and services on the PRC telecommunications operators’ networks. Moreover, China Mobile has been developing and marketing its own MMS and WAP products, and other PRC telecommunications operators may decide to do the same. We compete with these companies primarily on the basis of brand, the type and timing of service offerings, content and business partner and channel relationships. The telecommunications operators may also decide to enter the mobile games market in the future. Other potential competitors in this market include developers of personal-computer-based Internet games, major media companies, traditional video game developers, content aggregators, mobile software providers and independent mobile games developers. In addition to competition for products, services and distribution channels, we also compete for experienced and talented employees.

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

We also compete principally with the following three groups of competitors in the Internet games business in China: Internet games developers and operators in the PRC, other private companies in the PRC devoted to game development or operation, and international competitors. Our existing and potential competitors in the Internet games business compete with us for talent, game player spending, time spent on game playing, marketing activities, quality of games and distribution network. Some of our existing and potential competitors have significantly greater financial and marketing resources than we do.

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

Mobile Games Services

Our primary competitors in the mobile games market in the PRC include Internet portals, such as Sina Corporation, Sohu.com Inc., Phoenix New Media Limited and China Wireless Arts., as well as providers focused on WVAS and mobile games, such as Tencent Technology Limited.

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

We have registered KongZhong Network as a commercial website with the SAIC. As a result, no one else may operate a website, whether commercial or otherwise, using the name of KongZhong Network. We also have registered our logo, the KongZhong thumb, and certain of our product names as trademarks in the PRC. Our trademarks are registered in the name of Beijing AirInbox. In addition, Beijing AirInbox is the registered owner of a number of domain names, the principal ones of which are www.kongzhong.com, www.kongzhong.com.cn, www.kongzhong.net, www.kongzhong.net.cn, www.cota.com.cn, www.cota.cn, ko.cn and Kong.net. Xinreli is the registered owner of a number of domain names, the principal ones of which are Simlife.com, Simlife.com.cn, Simlife.cn, Simlife.net and Simlife.net.cn. Dacheng is also the registered owner of a number of domain names, the principal ones of which are Loong3d.com, gamall.net and dacn.com.cn.

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

Information Technology Systems and Infrastructure

We maintain most of our servers at the premises of Beijing Telecommunication Corporation, which is the administrator of the central hub of the ChinaNet backbone. We also maintain servers at other Internet data centers, including China United Network Communications Corporation Limited, Chongqing Mobile Communications Company Limited and Hangzhou Mobile Communications Company Limited. Following our acquisition of Dacheng, most of our servers used for our Internet games are hosted at the premises of 21 Vianet Data Center, one of the largest Internet infrastructure service providers in China. We also maintain online game servers at other Internet data centers, including Nanjing Telecommunication Corporation, Shandong United Network Communications Company Limited, Chengdu United Network Communications Company Limited, Shanghai Technology Network Company Limited, Shenzhen United Network Communications Company Limited and Beijing Capital Online Company Limited. We believe that utilizing these hosting partners provides significant operating benefits, such as protecting our systems from power loss, break-ins and other potential external causes of service interruption. In addition, we back up all of our data. We believe we will be able to increase our server capacity as needed to accommodate future growth.

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

As of December 31, 2012, we had 1,100 employees, all in the PRC. The table below sets forth the number of our employees by function as of the dates indicated:

	As of December 31,
	2010		2011		2012
	Number	% of Total	Number	% of Total	Number	% of Total
Sales, marketing and business development	117	11.1%	142	14.8%	247	22.5%
Customer service	93	8.9	97	10.1	91	8.3
Product development	773	73.6	660	68.6	698	63.5
General and administrative	67	6.4	62	6.5	64	5.7
Total	1,050	100.0%	961	100.0%	1,100	100.0%

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented through any collective bargaining agreements or by labor unions.

Employee Benefits Plan

Our full-time employees in the PRC participate in a government-mandated defined contribution plan, under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require us to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were approximately US$4.1 million, US$3.6 million and US$3.5 million in 2010, 2011 and 2012, respectively.

We have granted share options to our employees pursuant to our KongZhong Corporation 2002 Equity Incentive Plan, or the 2002 Plan, and our KongZhong Corporation 2006 Equity Incentive Plan, or the 2006 Plan, as described in “Item 6 — Directors, Senior Management and Employees — Share Options.”

Properties

Our principal executive office currently occupies approximately 15,699 square meters of office space in Beijing, the PRC, primarily under leases that will expire in August 2014. We expect to be able to renew these leases upon their expiration. In addition, we lease sales offices in 11 provinces throughout the PRC.

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

In December 2001, in order to comply with the PRC’s commitments with respect to its entry into the World Trade Organization, or the WTO, the State Council promulgated the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Telecom FIE Rules. In September 2008, the State Council promulgated the Decree of the State Council No. 534 to amend certain provisions of the 2001 Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate capital contribution ratio of the foreign investor(s) in a foreign-funded telecommunications enterprise that provides value-added telecommunications services shall not exceed 50%. In addition, the principal foreign investor in such an enterprise must have a sufficient track record in the operation of telecommunications business. Pursuant to the Foreign Investment Industrial Guidance Catalogue, as of December 24, 2011, the permitted foreign investment ratio of value-added telecommunications services is no more than 50%. To comply with these regulations, we conduct substantially all of our operations through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, which are wholly owned by PRC citizens or entities and incorporated in the PRC. We do not have any equity interests in these operating companies, but instead enjoy the economic benefits of these operating companies through a series of contractual arrangements, which we and our wholly owned subsidiaries, KongZhong Beijing, KongZhong China and Simlife Beijing, have entered into with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli, Dacheng and their respective shareholders as described in “— Our Corporate Structure” and “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

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

In addition to the regulations promulgated by the central PRC government, some local governments have also promulgated local rules applicable to Internet or other value-added telecommunications companies operating within their respective jurisdictions. In Beijing, the Beijing Municipal Administrative Bureau of Industry and Commerce, or the Beijing AIC, has promulgated a number of Internet-related rules. In 2000, the Beijing AIC adopted the Interim Administration Rules on Filing Commercial Websites and the Detailed Rules for Implementation of Interim Administration Rules on Filing Commercial Websites, and in 2004, the Beijing AIC adopted the Administrative Rules on Filing Commercial Websites, which require owners of the domain names of commercial websites located within Beijing to file their website names and commercial websites with the Beijing AIC.

Regulation of Internet Content Services

In September 2000, the State Council promulgated the Telecom Regulations and the Internet Information Services Administrative Measures, or the Internet Information Measures. The Internet Information Measures require that commercial Internet content providers must obtain an Internet information license from the appropriate telecommunications authorities in order to carry on any commercial Internet content operations within the PRC. Internet content operators must display their operating license numbers in a conspicuous location on their home page. Internet content operators are obliged to police their websites in order to remove categories of harmful content that are broadly defined. This obligation reiterates Internet content restrictions that have been promulgated by other ministries over the past few years. In addition, the Internet Information Measures also provide that Internet content operators which operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities in charge of those sectors as well. Furthermore, the Internet Information Measures stipulate that Internet content operators must obtain the consent of the MIIT prior to establishing an equity or cooperative joint venture with a foreign partner. In September 2000, the MIIT and other regulatory authorities formulated and implemented a number of Internet-related regulations, including the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures. The BBS Measures provide that commercial Internet electronic bulletin board service providers, or commercial BBS providers, should conspicuously display their Internet information license numbers and the rules of the BBS and inform users of the possible legal liabilities for posting improper comments.

Certain local governments have promulgated local rules applicable to Internet companies operating within their respective jurisdictions. In Beijing, the Beijing AIC has promulgated a number of Internet-related rules. In October 2004, the Beijing AIC adopted the Administrative Rules on Filing Commercial Websites, which require owners of the domain names of commercial websites located within Beijing to file their website names and commercial websites with the Beijing AIC.

Each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR and Beijing Boya Wuji has a telecommunications and information services operating license for their Internet content businesses from the Beijing Telecommunications Administration Bureau. Each of Dacheng and Brilliant Game has a value-added telecommunications business operation permit for its Internet content business from the Shanghai Telecommunications Administration Bureau. Zhulang has a value-added telecommunications business operation permit for its Internet content business from the Jiangsu Telecommunications Administration Bureau. These licenses are subject to standard annual review.

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

Software Products Registration

On March 5, 2009, the MIIT issued the Measures Concerning Software Products Administration, or the Software Measures. Under the Software Measures, producers of software products registered with the relevant PRC authorities may be entitled to certain preferential policies in PRC. Software developers or producers are allowed to sell or license their registered software products independently or through agents. Upon registration, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. The MIIT and other relevant departments may carry out supervision and inspection over the development, production, operation and importing and exporting of software products in the PRC. As of December 31, 2012, we have registered the operating softwares for the games Kung Fu World and Loong with the relevant PRC authority and have obtained the software product registration certificates for these software products.

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

Regulation of Advertisements

The principal regulations governing advertisements in the PRC are the Advertising Law (1996) , the Administrative Regulations of Advertisements (1987) and the Detailed Rules of Implementation of the Administrative Regulations of Advertisements (2004), pursuant to which an entity conducting advertising activities as a supplementary business must obtain a permit from the local AIC and specifically mention advertising activities as a permitted business activity in such entity’s business license. The SAIC is the government agency responsible for regulating advertising activities in the PRC. The Advertising Law (1996), the Administrative Regulations of Advertisements (1987) and the Detailed Rules of Implementation of the Administrative Regulations of Advertisements (2004) do not contain, and the SAIC has not promulgated, regulations specifically aimed at mobile advertising through SMS or MMS services.

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

The GAPP and the MIIT have not specified whether the aforementioned approval in the Internet Publishing Measures is applicable to dissemination of works through SMS, MMS, WAP, Java™, IVR, CRBT or other wireless technologies. If, in the future, the GAPP and the MIIT clarify that the Internet Publishing Measures are applicable to wireless value-added telecommunications services operators or issue new regulations or rules regulating wireless publishing, we may need to apply for a license or permit from governmental agencies in charge for our WVAS business. We cannot assure you that such application would be approved by the relevant governmental agencies. As the provision of Internet games is deemed an Internet publication activity, an Internet games operator needs to obtain an Internet publishing license in order to directly make its Internet games publicly available in the the PRC. As of December 31, 2012, Beijing AirInbox and Dacheng have each obtained an Internet publishing license from the GAPP.

Regulation of Internet-Based Audio-Video Programming Services

On December 20, 2007, the SARFT and the MIIT jointly promulgated the Regulations on Administration of Internet-based Audio-Video Programming Service, or the Internet-based Audio-Video Regulations, which became effective as of January 31, 2008. The Internet-based Audio-Video Regulations are applicable to the public dissemination of Internet-based services, including audio-video programming services within the territory of the PRC. Activities covered by the Internet-based Audio-Video Regulations include producing, compiling, integrating and public dissemination over the Internet of audio or video programs, as well as aiding others to upload and disseminate such programs.

Providers of Internet-based Audio-Video programming services are required to obtain the Internet-based Audio-Video License or complete registration procedures as required in the Internet-based Audio-Video Regulations. Pursuant to the Internet-based Audio-Video Regulations, such provider must:

•	be a limited liability company that is either wholly owned or majority-controlled by the state, without any violation of law or regulation within three years before the application date;

•	have measures that ensure the safe dissemination of audio-video programs and protect against security breaches;

•	have audio-video programming resources that are appropriate for their businesses and in compliance with laws and regulations;

•	possess technical competence, network resources and lawful funds that are appropriate for their businesses;

•	retain professionals who are appropriate for their businesses, and its major investors and operators did not violate any law or regulation within three years before the application date;

•	have network technical designs that comply with laws and regulations and industry standards and guidance;

•	be in compliance with plans, layouts and business guidelines issued by the departments in charge of radio, film and television operations under the State Council; and

•	be in compliance with laws and administrative regulations.

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

On July 12, 2005, the MOC and the MIIT promulgated the Opinions on the Development and Administration of Online Game, reflecting the PRC government’s intent to foster and control the development of the Internet games industry in China. Accordingly, the MOC will censor Internet games that “threaten state security,” “disturb the social order,” or contain “obscenity” or “violence.”

Many of our customers access our games in Internet cafes, which are also regulated by the PRC government. Internet cafes are required to obtain a license from the MOC and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and hours of operation. In 2004, the MOC, the SAIC and other PRC governmental authorities jointly issued a notice to suspend issuance of new Internet cafe licenses. Though this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the number and recipients of new licenses at their discretion. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafes, as a result of the occurrence of, and media attention on, gang fights, arson or other incidents in or related to Internet cafes. On February 15, 2007, the MOC and other relevant governmental authorities jointly issued the Internet Cafes Notice, which suspended nationwide the approval for the establishment of new Internet cafes in 2007 and imposed tougher penalties for Internet cafes admitting minors. In 2008 and 2010, the MOC, SAIC and other relevant governmental authorities, individually or jointly, have issued several notices which provide various ways to strengthen the regulation of Internet cafes, including investigating and punishing the Internet cafes which accept minors, cracking down on Internet cafes without sufficient and valid licenses, limiting the total number of Internet cafes, screening unlawful games and websites, and improving the coordination of regulation over Internet cafes and Internet games. As many of our customers access our games from Internet cafes, any reduction in the number, or any slowdown in the growth, of Internet cafes in the PRC as a result of stricter Internet cafe regulation will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business, financial condition and results of operations.

In April 2007, the GAPP and several other governmental authorities issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration (by Internet games players) system by all PRC Internet games operators, in an effort to curb addictive Internet games playing behaviors of minors. Under the anti-fatigue system, three hours or less of continuous playing by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a player by half if the player has reached “fatiguing” level, and to zero in the case of “unhealthy” level. To identify whether a player is a minor and thus subject to the anti-fatigue system, a real-name registration system is also adopted, which requires Internet games players to register their real identity information before they play Internet games. Dacheng has successfully developed such an anti-fatigue system. On July 1, 2011, the GAPP and several other government authorities jointly promulgated a further notice to strengthen the implementation of the anti-fatigue system and real-name registration, entitled the Notice on Initializing the Verification of Real-Name Registration for Anti-Fatigue System on Internet Games, or the Real-Name Registration Notice, which took effect on October 1, 2011. The Real-Name Registration Notice’s main focus is to prevent minors from using adults’ identification cards to play Internet games. Accordingly, the notice provides more stringent punishment for Internet game operators for not implementing the anti-fatigue and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-Name Registration Notice is termination of the operation of an Internet game if it is found to be in violation of the anti-fatigue and real-name registration requirements. On February 5, 2013, the MOC and several other governmental authorities issued the Work Plan of Comprehensive Prevention and Cure Project on Internet Games Addiction of Minors. The plan emphasizes that the cultural administrative authorities and press and publication administrative authorities must further supervise the Internet game operators to implement the anti-fatigue system and other measures.

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

On September 28, 2009, the GAPP, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice on the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games, which took effect on the same date of promulgation. This notice restates that foreign investors are not permitted to invest in Internet games operating businesses in the PRC through wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic Internet games operators through establishing other joint venture companies, or contractual or technical arrangements. According to this notice, where new versions, expansion packs or new content shall be updated for Internet games which have been approved by the GAPP, the operation entity shall undertake the same procedures for the examination and approval by the GAPP of such new versions, expansion packs or new content.

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

On June 3, 2010, the MOC issued the Interim Measures for the Administration of Internet Games, or the Internet Game Measures, which took effect on August 1, 2010, to further strengthen the supervision over the Internet games industry. The Internet Game Measures regulate a broad range of operation activities relating to Internet games, including development and production of Internet games, operation of Internet games, issuance of virtual currencies used for Internet games, and virtual currency trading services. The Internet Game Measures provide that any entity that is engaged in the operation of Internet games must obtain an Internet Culture Business Permit, which is valid for three years and renewable before its expiration. The Internet Game Measures require the content of an imported Internet game to be examined and approved by the MOC prior to the game’s launch and the content of a domestic Internet game to be filed with the MOC. The Internet Game Measures also request Internet game operators to protect the interests of game players and stipulate that the service agreement between an Internet game operator and the players of its online games must include certain mandatory terms required by the MOC. On July 29, 2010, the MOC issued the Notice of the Ministry of Culture on the Implementation of the Interim Measures for the Administration of Internet Games, which took effect on the date of its issuance. This notice provides details as to the requirements and procedures relating to applications for Internet Culture Business Permits and the MOC’s review of the content of Internet games. In addition, the notice emphasizes the protection of minors who play online games and requests Internet games operators to promote real-name registration of their game players. Each of Beijing AirInbox, Dacheng, Xinreli and Brilliant Game has obtained an Internet Culture Business Permit for our Internet games business.

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

On June 4, 2009, the MOC and Ministry of Commerce jointly issued a circular regulating the trading of Internet games virtual currencies. The circular clearly defines for the first time the meaning of virtual currency and places a set of restrictions on the trading and issuance of virtual currency. The circular also states that Internet games operators are not allowed to give out virtual items or virtual currency through lottery-based activities, such as lucky draws, betting or random computer sampling, in exchange for user’s cash or virtual money. This regulation is mainly targeted at lottery-based activities found in some Internet games.

On July 20, 2009, the MOC promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprise and Online Game Virtual Currency Trading Enterprise, which specifically define the meaning of “issuing enterprise” and “trading enterprise” and stipulate that both of these businesses may not be operated by the same enterprise.

According to the Internet Game Measures, a company must also obtain an Internet Culture Business Permit in order to issue and conduct transactions in virtual currency. Furthermore, the virtual currency issued by an Internet games operator can only be used to exchange for such operator’s Internet games assets. As an additional requirement, the Internet games operator must register the kind, price, and total quantity of virtual currency used in its online games with the local provincial branch of the MOC.

Privacy Protection

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective on March 15, 2012. This regulation stipulates that Internet content providers must not, without the consent of users, collect information on such users that could be used, alone or in combination with other information, to identify a user, or corresponding personal information, and may not provide any user’s personal information to third parties without prior user consent. The Internet content providers may only collect personal information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such information. In addition, an Internet content provider may use the personal information only for the stated purposes under the Internet content providers’ scope of services. The Internet content providers are also required to ensure the proper security of the personal information, and take immediate remedial measures if such information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the Internet content provider must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations.

On December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of user’s personal information in electronic form. The Information Protection Decision provides that the Internet content providers must expressly inform their users of the purpose, manner and scope of the Internet content providers’ collection and use of personal information, publish the Internet content providers’ standards for the collection and use of personal information, and collect and use personal information only with the consent of users and only within the scope of such consent. The Information Protection Decision also mandates that Internet content providers and their employees must keep strictly confidential the personal information that they collect, and should take such technical and other measures as are necessary to safeguard the information against disclosure, damage and loss.

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

A notice issued by SAFE on May 20, 2011, or Notice 19, further provides detailed provisions and requirements regarding the foreign exchange registration under SAFE Notice 75. Under Notice 19, any PRC citizen, resident, or entity which is a direct or indirect shareholder of an offshore entity is required to update any previously filed registration with the local branch of SAFE to reflect any material change in such offshore entity. Moreover, any offshore entity which fails to comply with Notice 75 may be remedied by registering with the local branch of SAFE after fulfillment of the administrative penalties imposed by the relevant SAFE branch.

Regulation of Share Options and Restricted Share Units

On December 25, 2006, the PBOC, issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules was issued by SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee share ownership plans, share option plans and other equity incentive plans participated by PRC individuals shall be transacted upon the approval from SAFE or its authorized branch.

In February 2012, SAFE promulgated SAFE Notice 7, replacing SAFE Notice 78. SAFE Notice 7 is applicable to (i) PRC directors, supervisors, senior management and other employees of an overseas-listed PRC company, (ii) PRC subsidiaries or branches of, and any PRC entities directly or indirectly controlled by, an overseas-listed company, and (iii) the Domestic Individuals. Under SAFE Notice 7, Domestic Individuals who are granted stock options or any other stock-related rights and benefits under a stock incentive plan by an overseas publicly-listed company are required to complete certain procedures and transactional foreign exchange matters under the stock incentive plan upon the examination by, and the approval of, SAFE or its authorized local counterparts.

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

Overview

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature-phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a feature phone mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market. In May 2012, we entered into a strategic partnership with WarGaming, which granted us the exclusive license to all of WarGaming’s games in the PRC, including World of Tanks, World of Warplanes and World of Warships. In addition, we are also the exclusive licensee in the PRC for the Guild Wars 2 game developed by ArenaNet, Offensive Combat game developed by U4iA Games and Hawken game developed by Meteor Entertainment.

We were incorporated under the laws of the Cayman Islands on May 6, 2002. Our revenues were US$186.4 million in 2012, compared to US$160.0 million in 2011. Our net income was US$25.7 million in 2012, compared to a net loss of US$7.7 million in 2011. As a percentage of our total revenues, revenues generated from WVAS, mobile games and Internet games accounted for 41.7%, 11.4% and 46.9% in 2012, respectively.

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

Revenues

The following table sets forth the revenues attributable to services derived from the WVAS, mobile games and Internet games segments in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2010			2011			2012
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
WVAS	US$	83,280.3	55.7%	US$	80,265.9	50.2%	US$	77,765.5	41.7%
Mobile games		49,171.5	32.8		40,850.5	25.5		21,190.3	11.4
Internet games		17,131.6	11.5		38,892.0	24.3		87,423.9	46.9
Total	US$	149,583.4	100.0%	US$	160,008.4	100.0%	US$	186,379.7	100.0%

The following table sets forth the revenues attributable to services derived from each of our 2G and 2.5G technology platforms in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2010			2011			2012
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
2G services
SMS	US$	34,485.6	23.1%	US$	37,096.5	23.2%	US$	39,178.1	21.0%
IVR		17,706.8	11.8		12,661.9	7.9		13,438.0	7.2
CRBT and others		21,057.4	14.1		21,578.9	13.5		19,069.2	10.3
Subtotal		73,249.8	49.0		71,337.3	44.6		71,685.3	38.5
2.5G services
WAP	US$	4,485.8	3.0	US$	2,355.4	1.5	US$	2,688.1	1.4
MMS		5,544.7	3.7		6,573.2	4.1		3,392.1	1.8
Subtotal	US$	10,030.5	6.7	US$	8,928.6	5.6	US$	6,080.2	3.2
Total WVAS revenues	US$	83,280.3	55.7%	US$	80,265.9	50.2%	US$	77,675.5	41.7%

WVAS Revenues

Prior to 2004, we generated all of our WVAS revenues from fees paid by mobile phone users who use our services through China Mobile’s network. Starting from 2004, we began cooperating with China Unicom, China Netcom and China Telecom and received revenues from services provided on their networks. In order to reduce our dependence on China Mobile for our WVAS business, we acquired Sharp Edge in January 2006, which derived most of its revenues from China Unicom, China Netcom and China Telecom. However, our dependence on China Mobile increased in 2012, as China Unicom and China Telecom continued to de-emphasize their WVAS businesses relative to China Mobile. Our WVAS business through China Mobile as a percentage of our total WVAS revenues grew as a result. As a percentage of our total WVAS revenues, WVAS revenues generated from China Mobile represented approximately 73% and 66% in 2011 and 2012, respectively. However, due to our dependence on China Mobile for a substantial portion of our WVAS revenues, our working relationship with China Mobile is critical to the financial condition and results of operations of our WVAS business. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Businesses — We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.”

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

As telecommunications operators do not provide us with a detailed revenue breakdown on a service-by-service basis, we depend on our internal data management system to monitor revenues derived from each of our services. We make our business decisions, including research and development of new services and reallocation of resources to popular services, based on our internal data, taking into account other factors including strategic considerations. For a description of our revenue recognition policy, see “— Critical Accounting Policies.”

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

On July 6, 2006, China Mobile announced a series of additional measures with respect to the billing of customers of WVAS on its network, with a focus on customers’ monthly subscriptions to WVAS. The measures that have had a significant impact on our financial condition and results of operations include:

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

During the fourth quarter of 2006, other PRC telecommunications operators also began implementing new policies requiring double confirmation of monthly subscriptions. In May 2007, China Mobile started sending notices of transmission fees to be incurred by using GPRS to the handsets of its customers when those customers launched their browsers, which discouraged some customers from purchasing our WAP products .

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

On January 27, 2010, China Mobile began implementing an additional series of measures targeted at further improving the user experience for mobile handset embedded services, in addition to the introduction of a new SMS code management system. Under these measures, WVAS that are embedded in handsets will be required to introduce additional notices and confirmations to end-consumers during the purchase of such services. In addition, services related to SMS short codes will be required to be more tailored to the specific service offerings or service partners. Previously, a single SMS code could be used for multiple service offerings or partners.

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

Our WVAS revenues were US$83.3 million, US$80.3 million and US$77.8 million in 2010, 2011 and 2012, respectively. The continued decrease of our WVAS revenues over the past three years also reflects the decreased reliance by telecommunications operators on products of third party services providers such as our company, to generate revenues as well as their inceased emphasis on data transmission to generate revenues. We believe such trends are likely to continue in the near future.

Mobile Games Revenues

We generate a majority of our mobile games revenues by distributing mobile games through the networks of China Mobile. As a percentage of our total mobile games revenues, mobile games revenues received through China Mobile accounted for 98.4%, 97.1% and 71.7% in 2010, 2011 and 2012, respectively. Due to our dependence on China Mobile for substantially all of our mobile games revenues, our working relationship with China Mobile is critical to the operation of our mobile games business. For a description of risks related to our dependence on China Mobile, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Businesses — We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.” We expect to supplement these streams of revenues in 2013 with revenues that we expect to generate from sales of our internally developed smartphone mobile games, which we distribute through digital distribution platforms, such as app stores developed by smartphone handset manufacturers.

Our mobile games revenues decreased to US$40.8 million in 2011 from US49.2 million in 2010, principally as a result of our efforts in developing our mobile games business, decreases in 2.5G data tariffs and the decreased penetration of higher-end feature phones capable of playing mobile games. In 2012, our revenues generated from mobile games decreased to US$21.2 million, which was primarily due to the adoption by China Mobile of measures similar to those that have affected our WVAS business, as described above, and China Mobile’s decision to de-emphasize its subscription-based mobile games download services. For a description of risks related to significant changes in the billing and service provider policies of the telecommunications operators, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Businesses — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us could result in lower revenues or additional costs for us and materially and adversely affect our business, financial condition, results of operations and prospects.” The decrease in 2012 was also attributable to impact created by the overall market shift in the tastes and preferences of consumers in China from traditional feature phone mobile games, which are mainly Java-based, to mobile games that are developed for smartphone mobile operating systems, such as iOS and Android mobile games. We believe this shift in tastes and preferences of consumers in China will continue in 2012. For a description of risks related to uncertainties in the PRC mobile games market, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Businesses — Our mobile games business has a short operating history, and the mobile games market in the PRC is subject to many uncertainties.”

Internet Games Revenues

The Internet games revenues are primarily derived from Internet games operation revenues and licensing revenues. We earn Internet games operation revenues through the provision of Internet games services to players under an item-based revenue model. Under such a model, the basic functions of a game are free of charge, and, instead, players are charged for purchases of in-game items, which can enhance the game-playing experience. In 2012, we derived a majority of our Internet games revenues from revenues generated through the operation of our licensed Internet games, especially the World of Tanks game, which generated over 87.2% of our Internet games revenues from the in-game items purchased for the World of Tanks game for 2012. We expect revenues generated from the World of Tanks game to continue to be a major driver for growing our Internet games revenues in 2013. Due to our dependence on the World of Tanks game for a majority of our Internet games revenues, our business relationship with WarGaming is critical to the continued operation of the World of Tanks game. For a description of risks related to our dependence on a small number of Internet games for a significant portion of our Internet games revenues, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Businesses — We depend on a small number of Internet games for a significant portion of our Internet games revenues. As a result, any factors that could have an adverse impact on the development, marketing and distribution of these Internet games, or on our business relationships with the licensors of these Internet games, could materially reduce our Internet games revenues, and have a material adverse effect on our business, financial condition, results of operations and prospects.”

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

According to our license agreements, we are also entitled to ongoing usage-based royalties determined based on the amount of fees charged to the players’ accounts or services payable by players in a given country or region. The usage-based royalties are recognized when they are earned, provided that collection is probable.

Our Internet games revenues were US$87.4 million in 2012, of which 97.2% was generated from game operations and 2.8% was generated from licensing our Internet games to third party licensees.

Cost of Revenues

Our cost of revenues includes WVAS cost of revenues, mobile games cost of revenues and Internet games cost of revenues.

WVAS Cost of Revenues

Our WVAS cost of revenues includes the following:

•	Service fees payable by us to the telecommunications operators. In the case of China Mobile and its subsidiaries, service fees are generally 15% to 60% of the revenues, while in the case of China Unicom and China Telecom, service fees are in the range of 15% to 52%, varying according to the service platform. We are not obligated to pay the service fees to the telecommunications operators if customers cannot be billed or do not pay the telecommunications operators;

•	Net transmission charges payable by us to the telecommunications operators, calculated as the number of messages we send to customers in any given month, minus the number of messages we receive from customers regarding our services in that month, multiplied by a per-message transmission fee. We are obligated to pay the telecommunications operators the net transmission charges even if customers cannot be billed or do not pay the telecommunications operators;

•	Payments to content providers for the use of their content, and to mobile handset manufacturers and other industry partners with whom we have cooperation arrangements, in the form of a fixed fee or a percentage of our aggregate net revenues received from the telecommunications operators with respect to services provided through the cooperation arrangements;

•	Bandwidth leasing charges and depreciation and facility costs relating to equipment used to provide WVAS; and

•	Depreciation and facility maintenance.

Our total WVAS cost of revenues in 2010, 2011 and 2012 was US$48.3 million,US$50.8 million and US$52.7 million, respectively. As a percentage of our WVAS revenues, our WVAS cost of revenues in 2010, 2011 and 2012 was 58.0%, 63.2% and 67.7%, respectively. In 2012, as a percentage of our WVAS cost of revenues, service fees to the telecommunications operators represented approximately 34.2%, payments to handset manufacturers represented approximately 12.9%, net transmission charges to the telecommunications operators represented approximately 3.0%, payments to content providers represented approximately 6.1%, payments to other cooperation partners represented approximately 32.4% and bandwidth leasing charges, depreciation and other facility costs represented approximately 11.4%.

Our WVAS cost of revenues increased in 2012 primarily as a result of increases in the service fees we paid to our content providers and media partners in 2012. As our overall WVAS revenues decreased, the amount that we paid to telecommunications operators in service fees also decreased.

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

Total mobile games cost of revenues in 2010, 2011 and 2012 was US$29.6 million, US$25.2 million and US$10.9 million, respectively. The decrease in mobile games cost of revenues in 2012 resulted largely from a decrease in our overall mobile games business and associated service fees paid to telecommunications operators. In 2011, we began offering subscription-based mobile games download services through our partnership with China Mobile. Based on our agreement with China Mobile, we share approximately 50% of our subscription-based revenues with China Mobile, compared to approximately 15% for single-download games. See “Item 4. — Information on the Company — Business Overview — Material Contracts with Telecommunications Operators for WVAS and Mobile Games.” Largely as a result of the adoption by China Mobile of similar measures that have affected our WVAS business and China Mobile’s de-emphasizing of its feature phone mobile games services, our mobile games cost of revenues in 2012 has decreased by 56.7% from 2011. For a description of policies and measures adopted by China Mobile, see “— Revenues — WVAS Revenues.” To a lesser extent, the decrease was also due to a decrease in the payments to content providers and licensors and lower bandwidth leasing charges associated with our online mobile games. We expect our mobile games cost of revenues to remain stable in 2013. We further expect our mobile games cost of revenues to correspondingly increase as a result of higher sales of our internally developed smartphone mobile games, which we plan to distribute through digital distribution platforms, such as app stores developed by smartphone handset manufacturers. However, we expect such increase to be offset by continued decreases in the costs of distributing our mobile games through China Mobile as China Mobile continues to de-emphasize feature-phone mobile games.

We intend to develop internally the majority of our mobile games, which generally have lower cost of revenues. However, in order to expand our mobile games business and increase our market share, we also plan to actively identify quality mobile games to be acquired or licensed from third parties, which generally have higher cost of revenues.

Internet Games Cost of Revenues

Our Internet games cost of revenues consists mainly of revenue sharing paid to third party Internet game licensors, labor costs, warrant amortization, bandwidth leasing charges, depreciation and facility costs relating to equipment used to provide Internet games services. Total Internet games cost of revenues in 2010, 2011 and 2012 was US$2.3 million,US$15.9 million and US$39.5 million, respectively. As a percentage of our Internet games cost of revenues, revenue sharing paid to third party Internet game licensors accounted for nil, 68.8% and 76.9% in 2010, 2011 and 2012, respectively. The increase in Internet games cost of revenues in 2012 was primarily due to increases in our overall Internet games business and associated revenue sharing paid to third party Internet game licensors. We began acquiring licenses to operate Internet games from other Internet games developers in 2011, as part of our plan to grow our portfolio of licensed Internet games that complement our internally developed games. We expect our Internet games cost of revenues to increase in 2013 as we expect revenues generated from the World of Tanks game to continue to be a major driver for growing our Internet games revenues in 2013. To a lesser extent, we expect our Internet games cost of revenues to increase in 2013 as a result of the launch of certain new games that we licensed in 2012.

Operating Expenses

	For the year ended December 31,
	2010			2011			2012
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)

Product development	US$	23,964.7	16.0%	US$	15,416.9	9.6%	US$	18,382.4	9.9%
Selling and marketing		18,975.6	12.7		20,891.6	13.1		24,586.0	13.2
General and administrative		10,481.8	7.0		11,582.2	7.2		11,629.3	6.2
Goodwill and intangible assets impairment loss		8,728.9	5.8		20,259.2	12.7		-	-
Total	US$	62,151.0	41.5%	US$	68,149.9	42.6%	US$	54,597.7	29.3%

Product Development Expenses

Our product development expenses consist primarily of compensation and benefits for our product and development team. Our product development expenses in 2010, 2011 and 2012 were US$24.0 million, US$15.4 million and US$18.4 million, respectively. We expect our product development expenses to increase in 2013, as we continue to expand our offerings in mobile games and Internet games.

Sales and Marketing Expenses

Our sales and marketing expenses consist mainly of expenses associated with sponsoring promotional events and compensation and benefits for our sales, marketing and customer service teams. Our sales and marketing expenses in 2010, 2011 and 2012 were US$19.0 million, US$20.9 million and US$24.6 million, respectively. We expect our sales and marketing expenses to increase in 2013, as we plan to continue to promote our Internet and mobile games and to launch several licensed Internet games in 2013.

General and Administrative Expense

Our general and administrative expenses consist primarily of compensation and benefits for general management, finance and administrative personnel, professional fees and other office expenses. Our general and administrative expenses in 2010, 2011 and 2012 were US$10.5 million, US$11.6 million and US$11.6 million, respectively. We expect our general and administrative expenses to increase if our business grows in future periods as we may also incur more expenses relating to employee compensation and other administrative and professional fees.

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

In the annual goodwill impairment test conducted in December 2012, the fair value of each reporting unit substantially exceeded its carrying value. As a result, no goodwill impairment was recorded in 2012.

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

In 2011 and 2012, estimated revenues generally accounted for less than 5 % of our reported quarterly revenues and less than 5% of our reported annual revenues. Our estimates are based on:

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

In 2012, the average time from our receipt of statements from the telecommunication operators until they paid us the amounts due under such statements was approximately 64 days. We cannot assure you that our period to collect accounts receivables will not increase in the future.

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

Mobile Games Revenues

The mobile games revenues are primarily derived from feature phone revenues and smart phone revenues. We recognize feature phone revenues from providing mobile games services on the platforms of PRC telecommunications operators. Mobile phone users download the mobile games in the same manner as the WVAS, and we recognize revenues from such feature phone mobile games services in the same way as the WVAS revenues are recognized. We recognize smart phone revenues from providing mobile games services on platforms such as global iOS and Android platforms. Smart phone users download the mobile games on iOS and Android. We adopt the item-based revenue model. The basic game play functions are free of charge, and players are charged for purchases of in-game items. Revenues from the sales of in-game items are recognized when the items are consumed by customers.

Internet Games Revenues

We derive Internet games revenues primarily from Internet games operation revenues and licensing revenues. We earn Internet games operation revenues through providing Internet games services to players under an item-based revenue model. Under such a model, the basic functions of a game are free of charge, and players are charged for purchases of in-game items, which can enhance the game-playing experience. Revenues from the sales of in-game items are recognized when the items are consumed by customers or over the estimated lives of the items. The average period that players typically play the game and other player behavior patterns, which are affected by various factors such as acceptance and popularity of expansion packs, promotional events and market conditions, are utilized to arrive at the best estimates for lives of these in-game items. We assess the estimated lives of in-game items for all of our games on a quarterly basis. If there are indications of any significant changes to the estimated lives of the in-game items, such changes would be applied in the period of change prospectively.

Under the item-based revenue model, proceeds received from sales of game points to players, which can be converted into in-game currencies to purchase in-game items, are initially recorded as advances from customers as game points are refundable. As players convert game points into in-game currencies, proceeds received from sales of those game points are transferred from advances from customers to deferred revenues. Deferred revenues are recognized as revenues when in-game items purchased with in-game currencies are consumed by players over the estimated lives of such items. In addition to game points that we sell and distribute, we distribute and sell a portion of our game points through third party vendor. As we do not have control over and generally do not know the ultimate selling price of game points sold by third party vendors, net proceeds from sales of game points by vendors are recorded as advances from customers. These net proceeds are converted to deferred revenues and recognized as revenues in the same way we convert and recognize revenues as discussed in this paragraph.

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

According to our license agreements, we are also entitled to ongoing usage-based royalties determined based on the amount of fees charged to the players’ accounts or services payable by players in a given country or region. The usage-based royalties are recognized when they are earned, provided that collection is probable.

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

We adopted valuation models to determine the fair value of equity awards granted, which is generally expensed over the vesting period. Significant judgment on parameters, such as the estimated volatility of the underlying ordinary shares, is required to be made by our management in applying the models.

Capitalization and Impairment of Intangibles Related to Game Licenses

We purchased game licenses from both China and overseas game developers in 2012. The consideration for these game licenses include cash, warrants exercisable into our ordinary shares and royalty payments. We capitalize the consideration for these game licenses and recorded the assets as definite life intangible assets at the fair value of the total consideration on the transaction date. We have estimated that the useful life of the intangible assets related to these game licenses is three years based on the useful life of other games that we have launched historically. We amortize the intangible assets over the useful life of three years starting from the commercial launch date of the game.

We evaluate the definite life intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the intangible assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the intangible assets, we recognize an impairment loss based on the fair value of the assets. We did not record any impairment loss on intangible assets related to game licenses in 2012.

Consolidation of Variable Interest Entities

The applicable PRC laws, rules and regulations currently prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC. To comply with these laws, rules and regulations, we conduct substantially all of our business through our variable interest entities and their subsidiaries. We have, through three of our wholly owned subsidiaries in the PRC, entered into contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang, Xinreli, BJXR and Dacheng, such that these entities are considered as our variable interest entities and we are considered as their primary beneficiary. As advised by Commerce & Finance, our PRC counsel, the terms of each agreement under the contractual arrangements are currently exercisable and legally enforceable under the applicable PRC laws, rules and regulations. More specifically, we believe that we have the sole discretion under the contractual arrangements to designate and/or replace the shareholders of these entities. As a result, we believe this gives us the power to direct the activities that most significantly impact the economic performance of these entities and their subsidiaries. We believe that we also have the right to receive substantially all of the economic benefits from these entities and their subsidiaries. Accordingly, as the primary beneficiary of these entities and in accordance with U.S. GAAP, we consolidate financial results and assets and liabilities of these variable interest entities into our consolidated financial statements.

We note that the PRC laws, rules and regulations governing the validity of the contractual arrangements with our variable interest entities are uncertain and the relevant government authorities may have broad discretion in interpreting these laws, rules and regulations. See “Item 3. Risk factors — Risks Related to Our Corporate Structure—Our business and operations could be significantly disrupted, and we could be subject to sanctions, if the contractual arrangements between us and our consolidated variable interest entities that we depend on for operating our WVAS, mobile games and Internet games are found to be non-compliant with applicable PRC law” and “Item 3. Risk factors — Risks Related to Our Corporate Structure — Our contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce” and “Item 3. Risk factors — Risks Related to Our Corporate Structure — The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, which may substantially disrupt our business.”

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on our consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, such as a significant change in the prices of our ADSs. We perform our annual goodwill impairment test on December 31 of each fiscal year for all reporting units. Goodwill is tested following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liability representing the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

As of December 31, 2008 and 2009, we had three reporting units: WVAS, mobile games and WIS. In 2010, we consolidated the majority of our WIS business unit, including our operation of Kong.net and ct.cn, into our WVAS business unit. As a result of the consolidation, we no longer generate or review the financial information of the WIS business separately. The segment reporting information of the WIS business has been combined into that of WVAS for all the periods presented. Also in 2010, we acquired Dacheng, which became our new business unit, Internet games. As of December 31, 2012, we had three reporting units: WVAS, mobile games and Internet games.

We estimate the fair value of our reporting units using the income approach valuation, which includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit are based on discrete five-year financial forecasts developed by our management for planning purposes. Cash flows beyond the forecasted period and discrete forecasts are estimated using a terminal value calculation, which incorporates historical and forecasted financial trends for each reporting unit and considers long-term earnings growth rates for publicly traded peer companies. Publicly available information with respect to the market capitalization of our company is also considered in assessing the reasonableness of the aggregate fair value of our reporting units, estimated using the discounted cash flow methodology. We recognized goodwill impairments of US$3.0 million relating to our Internet games unit in 2010, and US$20.3 million relating to our WVAS unit in 2011. No goodwill impairment was recorded in 2012.

In 2011 and 2012, we experienced significant fluctuations in the prices of our ADSs, which resulted in our market capitalization falling below our book value during certain periods of the year and made it necessary for us to perform an impairment review of our business units in addition to the annual goodwill impairment test on December 31 of each year. In the impairment review in the third quarter of 2011, we found that the goodwill of our WVAS unit was impaired, resulting in the recognition of a total impairment loss of US$20.3 million. The following table sets forth the details of the goodwill impairment test as of December 31, 2012.

	WVAS	Mobile Games	Internet Games
	(in thousands of U.S. dollars, except percentages)
Estimated fair value	66,936	46,028	227,677
Carrying value net	57,483	33,104	192,297
Percentage by which the fair value exceed or (below) the carrying value	16%	39%	18%
The carrying value of goodwill	2,051	20,274	65,226

The principal assumptions made by management in determining goodwill impairment as of December 31, 2012 include the following:

•	cash flow discount rates of 25.0%, 24.0% and 26.0% and terminal value growth rates of 1%, 1% and 3% were used for the WVAS, mobile games and Internet games units, respectively;

•	there will be no major changes in existing political, legal, fiscal and economic conditions in the PRC;

•	except for the new enterprise income tax law that took effect on January 1, 2008, there will be no major changes in the current tax law of the PRC, and all applicable laws and regulations will be complied with;

•	exchange rates and interest rates will not differ materially from those presently prevailing;

•	each reporting unit will retain and have competent management, key personnel, and technical staff to support its ongoing operations;

•	the availability of financing will not be a constraint on the forecasted growth of operations; and

•	industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

As of December 31, 2012, the estimated fair values of the WVAS, mobile games and Internet games units were 16%, 39% and 18% in excess of their respective carrying values. We also performed a sensitivity analysis on the financial results of all of the reporting units. If the discount rate were to increase by 5% or the projected revenue growth rate for 2013 were to decrease by 5%, the fair value of each reporting unit is expected to continue to be higher than the carrying value of the respective reporting unit.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We have concluded that there were no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2010, 2011 and 2012. We did not incur any interest and penalties related to potential underpaid income tax expenses and also do not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. However, taxes relating to 2010 to 2012 remain subject to examination by the PRC tax authorities.

Business Combinations

We account for acquired businesses using the purchase method of accounting. On January 1, 2009, we adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. We adopted valuation models to determine the fair value of acquired assets and liabilities assumed. Significant judgment on parameters, such as fair value determined based on assumptions market participants would use in valuing comparable assets and liabilities, among others, is required to be made by our management in applying the models. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair value of the identifiable net assets acquired. Previously, any noncontrolling interest was reflected at historical cost. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. For shares issued in a business combination, we have estimated their fair value as of the date of acquisition.

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

Recently Adopted Accounting Standards

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•	Highest-and-best-use and valuation-premise concepts for non-financial assets — the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of non-financial assets.

•	Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk — the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity may measure the fair value of the net risk position.

•	Premiums or discounts in fair value measure — the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•	Fair value of an instrument classified in a reporting entity’s stockholders’ equity — the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders' equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements — the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

o	For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

o	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. We adopted this guidance on January 1, 2012 and have presented a single continuous consolidated statements of comprehensive income since that date.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and non-public, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of this pronouncement did not have a significant effect on our consolidated financial statements, as it chose to directly perform the two-step goodwill impairment test for 2012.

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In December 2011, the FASB issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not expect that the adoption of this guidance will have a significant effect on our consolidated financial statements.

In February 2013, the FASB issued an authoritative pronouncement related to Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to improve the transparency of the reporting of these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this pronouncement do not change the current requirements for reporting net income or other comprehensive income in financial statements. The amendments apply to all public and private companies that report items of other comprehensive income. Publicly listed companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012 for public companies. Early adoption is permitted. We do not expect that the adoption of this guidance will have a significant effect on our consolidated financial statements.

In March 2013, the FASB issued an authoritative pronouncement related to a parent company’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent company) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent company is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. In addition, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. We do not expect that the adoption of this guidance will have a significant effect on our consolidated financial statements.

Results of Operations

Results of Operations for the Years Ended December 31, 2010, 2011 and 2012

The following table sets forth certain data from our consolidated results of operations for the periods indicated. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

	For the year ended December 31,
	2010		2011		2012
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Revenues
WVAS	$83,280.3	55.7%	$80,265.9	50.2%	$77,765.5	41.7%
Mobile games	49,171.5	32.8	40,850.5	25.5	21,190.3	11.4
Internet games	17,131.6	11.5	38,892.0	24.3	87,423.9	46.9
Total revenues	149,583.4	100.0%	160,008.4	100.0%	186,379.7	100.0%

Sales tax
WVAS	(1,584.4)	(1.1)%	(1,390.9)	(0.9)%	(1,053.2)	(0.6)%
Mobile games	(925.1)	(0.5)	(621.1)	(0.4)	(219.3)	(0.1)
Internet games	(699.5)	(0.5)	(1,815.8)	(1.1)	(4,521.1)	(2.4)
Total sales tax	(3,209.0)	(2.1)%	(3,827.8)	(2.4)%	(5,793.6)	(3.1)%

Net revenues
WVAS	81,695.9	54.6%	78,875.0	49.3%	76,712.3	41.1%
Mobile games	48,246.4	32.3	40,229.4	25.1	20,971.0	11.3
Internet games	16,432.1	11.0	37,076.2	23.2	82,902.8	44.5
Total net revenues	146,374.4	97.9%	156,180.6	97.6%	180,586.1	96.9%

Cost of revenues
WVAS	(48,329.5)	(32.3)%	(50,758.6)	(31.7)%	(52,655.5)	(28.2)%
Mobile games	(29,570.8)	(19.7)	(25,248.0)	(15.8)	(10,935.0)	(5.9)
Internet games	(2,338.3)	(1.6)	(15,923.6)	(10.0)	(39,539.8)	(21.2)%
Total cost of revenues	(80,238.6)	(53.6)%	(91,930.2)	(57.5)%	(103,130.3)	(55.3)%

Gross profit
WVAS	33,366.4	22.3%	28,116.4	17.6%	24,056.8	12.9%
Mobile games	18,675.6	12.5	14,981.4	9.4	10,036.0	5.4
Internet games	14,093.8	9.4	21,152.6	13.2	43,363.0	23.3
Total gross profit	66,135.8	44.2%	64,250.4	40.2%	77,455.8	41.6%

Operating expenses:
Product development	(23,964.7)	(16.0)%	(15,416.9)	(9.6)%	(18,382.4)	(9.9)%
Selling and marketing	(18,975.6)	(12.7)	(20,891.6)	(13.1)	(24,586.0)	(13.2)
General and administrative	(10,481.8)	(7.0)	(11,582.2)	(7.2)	(11,629.3)	(6.2)
Impairment loss on goodwill	(2,998.3)	(2.0)	(20,255.3)	(12.7)	—	—
Impairment loss on intangible assets	(5,730.6)	(3.8)	(3.9)	—	—	—
Total operating expenses	(62,151.0)	(41.5)%	(68,149.9)	(42.6)%	(54,597.7)	(29.3)%

Change in fair value of contingent consideration for business acquisition	10,894.5	7.3	(3,729.5)	(2.3)	—	—
Government subsidies	337.7	0.2	319.2	0.2	301.4	0.2
Income (loss) from operations	15,217.0	10.2%	(7,309.8)	(4.5)%	23,159.5	12.4%
Interest income	$2,342.8	1.5	$3,569.2	2.2	$5,231.3	2.8
Interest income from loans to third party	—	—	1,193.2	0.7	453.6	0.2
Interest expense	(1,059.9)	(0.7)	(487.8)	(0.3)	(262.7)	(0.1)
Impairment loss on cost method investment	(1,509.9)	(1.0)	—	—	—	—
Loss on extinguishment of debt upon prepayment of convertible senior note	—	—	(1,567.5)	(1.0)	—	—
Exchange gain	—	—	—	—	387.6	0.2%
Investment income	883.2	0.6	85.6	0.1	261.5	0.1
Net income (loss) before income taxes	15,873.2	10.6%	(4,517.1)	(2.8)%	29,230.8	15.7%
Income taxes expense	(3,950.0)	(2.6)	(3,137.8)	(2.0)	(3,490.8)	(1.9)
Net income (loss)	$11,923.2	8.0%	$(7,654.9)	(4.8)%	$25,740.0	13.8%

Year ended December 31, 2012 compared to year ended December 31, 2011

Revenues. Our total revenues increased by 16.5% to US$186.4 million in 2012 from US$160.0 million in 2011. This increase was driven largely by the growth of our Internet games business, led by higher revenues generated from the World of Tanks game, a massive multiplayer online game that we commercially launched in the PRC on March 15, 2011. This increase in total revenues was partially offset by a decrease in revenues generated from our WVAS and mobile games businesses.

Our WVAS revenues decreased by 3.1% to US$77.8 million in 2012 from US$80.3 million in 2011. Revenues from our 2G services increased by 0.5% to US$71.7 million in 2012 from US$71.3 million in 2011. Revenues from our 2.5G services decreased by 31.9% to US$6.1 million in 2012 from US$8.9 million in 2011. The decrease was mainly due to policies implemented by the PRC telecommunications operators since late 2010, including those policies which resulted in the suspension of billing on WAP and G+ mobile games by China Mobile and other PRC telecommunications operators on behalf of third party service providers of such services. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us may result in lower revenues or additional costs for us and materially and adversely affect our business operations, financial condition and results of operations.”

Our mobile games revenues decreased by 48.1% to US$21.2 million in 2012 from US$40.9 million in 2011. This decrease was mainly due to the adoption by China Mobile of measures similar to those that have affected our WVAS business, as described above, and China Mobile’s decision to de-emphasize its subscription-based mobile games download services. In addition, the decrease in our mobile games revenues was also attributable to an overall shift in the tastes and preferences of consumers in China from traditional feature phone mobile games, which are mainly Java-based, to mobile games that are developed for smartphone platforms, such as iOS and Android mobile games. For a description of risks related to significant changes in service provider policies of the telecommunications operators, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Businesses — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us could result in lower revenues or additional costs for us and materially and adversely affect our business, financial condition, results of operations and prospects.” For a description of risks related to uncertainties in the PRC mobile games market, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Businesses — Our mobile games business has a short operating history, and the mobile games market in the PRC is subject to many uncertainties.”

Our Internet games revenues increased 124.8% to US$87.4 million in 2012 from US$38.9 million in 2011. This increase was driven largely by significant growth in revenues generated from the operation of our massive multiplayer online game, the World of Tanks game, in the PRC, which saw an increase in sales of in-game items purchased by the World of Tanks game players. We commercially launched the World of Tanks game on March 15, 2011. The increase in our Internet games revenues was also partially driven by an increase in our Internet games licensing revenues, which increased by 4.1% from US$2.3 million in 2011 to US$2.4 million in 2012. Revenues generated within the PRC increased to US$82.2 million in 2012 from US$33.3 million in 2011, representing approximately 94% and 86% of our total Internet games revenues in 2012 and 2011, respectively. This increase was primarily attributable to increases in transaction volumes from sales of in-game items of the World of Tanks game. The portion of our Internet games revenues derived outside the PRC includes both license fees and revenue share generated from the operation of our self-developed games by third party publishing partners. Revenues generated outside the PRC decreased by 5.9% to US$5.2 million in 2012 from US$5.6 million in 2011, representing approximately 6% and 14% of our Internet games revenues in 2012 and 2011, respectively.

Sales Tax. Our total sales tax increased by 51.4% to US$5.8 million in 2012 from US$3.8 million in 2011.

Our WVAS sales tax decreased by 24.3% to US$1.1 million in 2012 from US$1.4 million in 2011, mainly due to a decrease in the volume of our WVAS business.

Our mobile games sales tax decreased by 64.7% to US$0.2 million in 2012 from US$0.6 million in 2011, principally due to a decrease in the volume of our mobile games business.

Our Internet games sales tax increased by 149.0% to US$4.5 million in 2012 from US$1.8 million in 2011, primarily due to an increase in the volume of our Internet games business.

Cost of Revenues. Our total cost of revenues increased by 12.2% to US$103.1 million in 2012 from US$91.9 million in 2011, representing 55.3% and 57.5% of our total revenues in 2012 and 2011, respectively. This increase was largely due to increases in shared revenues paid to third party Internet games licensors and other costs associated with our Internet games business, principally as a result of increases in the volume of our Internet games business.

Our WVAS cost of revenues increased by 3.7% to US$52.7 million in 2012 from US$50.8 million in 2011, representing 67.7% and 63.2% of our WVAS revenues in 2012 and 2011, respectively. Despite a decrease in our WVAS revenues, WVAS cost of revenues increased in 2012 mainly due to increases in the costs paid to content providers for our WVAS services.

Our mobile games cost of revenues decreased by 56.7% to US$10.9 million in 2012 from US$25.2 million in 2011, representing 51.6% and 61.8% of our mobile games revenues in 2012 and 2011, respectively. The decrease in our mobile games cost of revenues was primarily due to decreases in service fees and net transmission charges paid to the telecommunications operators, as a result of decreases in our overall mobile games business. To a lesser extent, the decrease was also due to the growth of our self-developed smartphone games, which we launch on iOS and Android platforms. Smartphone games, unlike feature phone games, do not incur service fees and net transmission charges to be paid to the telecommunications operators.

Our Internet games cost of revenues increased by 148.3% to US$39.5 million in 2012 from US$15.9 million in 2011, representing 45.2% and 40.9% of our Internet games revenues in 2012 and 2011, respectively. The significant increase in our Internet games revenues was primarily due to the significant increase in shared revenues paid to third party Internet games licensors, largely as a result of significant increases in the volume of our Internet games business. In particular, the increase in shared revenues paid to third party Internet games licensors was primarily due to increases in shared revenues relating to the World of Tanks game.

Gross Profit and Gross Margin. Our total gross profit increased by 20.6% to US$77.5 million in 2012 from US$64.3 million in 2011, mainly due to the increases in the volume of our Internet games business, which was partially offset by the decrease in the volume of our WVAS and mobile games businesses. Our gross margin increased to 41.6% in 2012 from 40.2% in 2011.

Our WVAS gross profit decreased by 14.4% to US$24.1 million in 2012 from US$28.1 million in 2011, primarily due to the decrease in our WVAS revenues relative to the increase in our WVAS cost of revenues attributable to the higher fees that were paid to content providers for our WVAS services. As a result of the foregoing, our WVAS gross profit margin decreased to 30.9% in 2012 from 35.0% in 2011.

Our mobile games gross profit decreased by 33.0% to US$10.0 million in 2012 from US$15.0 million in 2011, largely due to decreases in the volume of our mobile games business, as a result of the adoption by China Mobile of measures similar to those that have affected our WVAS business, as described above, and China Mobile’s decision to de-emphasize its subscription-based mobile games download services. Our mobile games gross margin increased to 47.4% in 2012 from 36.7% in 2011, primarily due to the growth of our self-developed smartphone games.

Our Internet games gross profit increased by 105.0% to US$43.4 million in 2012 from US$21.2 million in 2011, largely due to increases in the volume of our Internet games business, driven by increases in sales from in-game item purchases made by the World of Tanks game players and our successful operation of the World of Tanks game. Our Internet games gross margin decreased to 49.6% in 2012 from 54.4% in 2011, principally as a result of increases in shared revenues relating to the World of Tanks game, and decreases in the revenues of our self-developed Internet games.

Operating Expenses. Our operating expenses decreased by 19.9% to US$54.6 million in 2012 from US$68.1 million in 2011, representing 29.3% and 42.6% of our total revenues in 2012 and 2011, respectively. The higher operating expenses primarily in 2011 reflected the impact of an impairment loss of US$20.3 million on goodwill and intangible assets relating to our WVAS segment that year.

Our product development expenses increased by 19.2% to US$18.4 million in 2012 from US$15.4 million in 2011, representing 9.9% and 9.6% of our total revenues in 2012 and 2011, respectively. The increase in our product and development expenses was primarily due to increased software development expense and increases in the number of our product development employees, which increased to 698 as of December 31, 2012 from 660 as of December 31, 2011.

Our sales and marketing expenses increased by 17.7% to US$24.6 million in 2012 from US$20.9 million in 2011, representing 13.2% and 13.1% of our total revenues in 2012 and 2011, respectively. The increase in our sales and marketing expenses was mainly due to increased sales and marketing activity associated with our Internet games business and an increase in the number of our sales and marketing employees. Our sales and marketing employees increased to 247 employees as of December 31, 2012 from 142 employees as of December 31, 2011.

Our general and administrative expenses increased by 0.4% to US$11.7 million in 2012 from US$11.6 million in 2011, representing 6.2% and 7.2% of our total revenues in 2012 and 2011, respectively.

Income Tax. Our income tax increased by 11.3% to US$3.5 million in 2012 from US$3.1 million in 2011, primarily reflecting the increase in our taxable income.

Net income. As a result of the foregoing, we had net income of US$25.7 million in 2012 compared to a net loss of US$7.7 million in 2011.

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

Gross Profit and Gross Margin. Our total gross profit decreased by 2.9% to US$64.3 million in 2011 from US$66.1 million in 2010, primarily due to decreases in the volume of our WVAS and mobile games businesses, which was partially offset by increases in the volume of our Internet games business. Our gross margin decreased slightly to 40.2% in 2011 from 44.2% in 2010.

Our WVAS gross profit decreased by 15.7% to US$28.1 million in 2011 from US$33.4 million in 2010, due to the decrease in our WVAS revenues relative to the increase in our WVAS cost of revenues, attributable primarily to a stricter operating environment as a result of the policies implemented by the PRC telecommunications operators described above. As a result of the foregoing, our WVAS gross profit margin decreased to 35.0% in 2011 from 40.1% in 2010.

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

Our sales and marketing expenses increased by 10.1% to US$20.9 million in 2011 from US$19.0 million in 2010, representing 13.1% and 12.7% of our total revenues in 2011 and 2010, respectively. The increase in our sales and marketing expenses was primarily due to increases in sales and marketing activity associated with our Internet games business and increases in the number of our sales and marketing employees, which increased to 142 employees as of December 31, 2011 from 117 employees as of December 31, 2010, and, to a lesser extent, an increase in our customer service employees, which was increased to 97 employees as of December 31, 2011 from 93 employees as of December 31, 2010.

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

Loss on Extinguishment of Debt upon Prepayment of Convertible Senior Note. On February 25, 2011, we prepaid 70% of the aggregate principal amount of a five-year convertible senior note issued to NGP in March 2009 for US$9.31 million in cash, plus any accrued but unpaid interest on the note. We recorded a US$1.6 million non-cash charge to our net income as a result of the premium paid for the underlying conversion price of the convertible senior note.

Income Tax. Our income tax decreased by 20.6% to US$3.1 million in 2011 from US$4.0 million in 2010, primarily reflecting the decrease in our taxable income.

Net income. As a result of the foregoing, we had a net loss of US$7.7 million in 2011 compared to net income of US$11.9 million in 2010.

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating, investing and financing activities for the periods indicated.

	For the year ended December 31,
	2010		2011		2012
	(in thousands of U.S. dollars)
Net cash provided by operating activities	US$	26,013.6	US$	33,433.8	US$	46,655.9
Net cash used in investing activities		10,314.9		40,284.8		41,206.8
Net cash used in financing activities		776.5		26,335.0		14,313.0
Effect of exchange rate changes		2,959.1		5,526.7		47.1
Net (decrease) increase in cash and cash equivalents		17,881.3		(27,659.3)		(8,816.8)
Cash and cash equivalents, beginning of year		139,289.5		157,170.8		129,511.5
Cash and cash equivalents, end of year	US$	157,170.8	US$	129,511.5	US$	120,694.7

Since the completion of our initial public offering, our primary sources of liquidity have been cash flow from operating activities and the proceeds of our initial public offering. We used a portion of the proceeds of our public offering to expand our business through acquisitions, and as of December 31, 2012, we had used the entire net proceeds from the initial public offering. As of December 31, 2011 and December 31, 2012, our cash and cash equivalents were US$129.5 million and US$120.7 million, respectively.

We do not bill or collect payment from users of our WVAS and mobile games directly, but instead depend on the billing systems and records of China Mobile and other PRC telecommunications operators to record the volume of such services provided, charge our customers, collect payments and remit payments to us less transmission fees and service fees. If China Mobile or any other PRC telecommunications operator ceases to continue cooperating with us, we would have to explore further cooperation with other telecommunications service providers and/or explore alternative billing systems to collect payments from customers.

Net cash provided by operating activities increased to US$46.7 million in 2012 from US$33.4 million in 2011 and US$26.0 million in 2010. These increases were primarily due to cash provided by our Internet games business.

Net cash used in investing activities increased to US$41.2 million in 2012 from US$40.3 million in 2011. This increase was primarily due to a deposit of RMB225 million, or US$35.5 million, that we made with the Bank of Communications to guarantee a standby letter of credit in connection with our licensing of Guild War 2 from ArenaNet, which is partially offset by the payment in 2012 of a loan of RMB139.8 million, or US$22.2 million, at an interest rate of 6.39% per annum, that we made to Chengdu Jinhua Tianchuang Investment Co., Ltd in 2011. Net cash used in investing activities increased to US$40.3 million in 2011 from US$10.3 million in 2010. This increase was mainly due to the loans made to Chengdu Jinhua Tianchuang Investment Co., Ltd in 2011.

Net cash used in financing activities was US$14.3 million in 2012, compared to US$26.3 million in 2011. The decrease was primarily due to the payment of the deferred consideration of US$14.6 million for the acquisition of Dacheng in March 2011, and prepayment of the convertible senior note of US$9.3 million held by NGP in February 2011, which was partially offset by an increase of US$11.9 million for our share repurchase program in 2012 as compared to 2011. Net cash used in financing activities was US$26.3 million in 2011, compared to US$0.8 million used in financing activities in 2010. The change was primarily due to the payment of the deferred consideration of US$14.6 million for the acquisition of Dacheng in March 2011, prepayment of the convertible senior note of US$9.3 million in February 2011 and our share repurchase of US$2.7 million during 2011

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital purposes, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional debt securities or equity or to obtain a credit facility. The sale of additional convertible debt securities or equity securities could result in additional dilution to holders of our ordinary shares and ADSs. The incurrence of indebtedness would result in incurring debt service obligations, which could result in operating and financial covenants that would restrict our operations. We currently do not have any lines of credit or loans with any commercial banks. As a result, we are unlikely to rely on any bank loans to meet our liquidity needs. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We are a holding company with no operations of our own. Our operations are conducted through Beijing AirInbox, Beijing WINT, BJXR, Beijing Chengxitong, Mailifang, Xinreli and Dacheng and their subsidiaries in the PRC. See “Item 4. Information on the Company — Our Corporate Structure” for a summary of these contractual arrangements. In 2012, our consolidated variable interest entities accounted for an aggregate of 95.4% of our total revenue. As of December 31, 2012, our consolidated variable interest entities accounted for an aggregate of 58.4% of our total assets and 82.3% of our total liabilities. The assets not associated with our consolidated variable interest entities primarily consist of cash and cash equivalents, goodwill, intangible assets and loans to third parties.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our wholly owned subsidiaries in the PRC. The amount of dividends paid by our wholly owned subsidiaries to us primarily depends on the service fees paid to such subsidiaries by Beijing AirInbox, Beijing WINT, BJXR, Beijing Chengxitong, Mailifang, Xinreli and Dacheng, and, to a lesser degree, the retained earnings of such subsidiaries. As of December 31, 2012, the total amount of service fees payable to our wholly owned subsidiaries from our consolidated variable interest entities under the service agreements was US$11.5 million. Conducting our operations through contractual arrangements with our consolidated variable interest entities entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of our consolidated variable interest entities, which may result in our being unable to consolidate their financial results with our financial results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Risk Factors—Risks Related to Our Corporate Structure — Our contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce” and “Item 3. Risk Factors — Risks Related to Our Corporate Structure — Our business and operations could be significantly disrupted, and we could be subject to sanctions, if the contractual arrangements between us and our consolidated variable interest entities that we depend on for operating our WVAS, mobile games and Internet games businesses are found to be non-compliant with applicable PRC law.”

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

Indebtedness

In March 2009, we issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of US$6,775,400. In February 2011, we prepaid 70% of the aggregate principal amount, plus any accrued but unpaid interest thereof, of the convertible senior note for US$9.31 million in cash. Subsequently, in March 2012, NGP fully converted the convertible senior note into 22.8 million of our ordinary shares, which is equivalent to 570,000 of our ADSs, at a conversion price of US$0.08915 per ordinary share (equivalent to US$3.6 per ADS), representing approximately 1.0% of our total shares outstanding as of March 31, 2012. In 2011 and 2012, we paid NGP US$487,763 and US$63,027, respectively, in interest on the convertible senior note.

Our indebtedness as of December 31, 2011 was US$1,272,619. We do not have any outstanding indebtedness as of December 31, 2012.

We intend to meet the majority of our future funding needs through cash flow generated from operating activities and our current cash and cash equivalents. Our treasury objective is to maintain the safety and liquidity of our cash. Substantially all of our cash and cash equivalents are denominated in Renminbi.

Except as described above, as of December 31, 2012, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or purchase commitments, guarantees or other material contingent liabilities.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2012:

	Payments due by period
	Total		Less than 1 year		1-3 years		Within 3-5 years		More than 5 years
	(in thousands of U.S. dollars)
License Fee Obligations	US$	47,172.5	US$	27,172.5	US$	20,000.0	US$	—	US$	—
Operating Lease Obligations		4,727.6		2,560.0		2,167.6		—		—
Purchase Obligations		4,576.4		3,485.6		1,049.0		41.8		—
Total		56,476.5		33,218.1		23,216.6		41.8		—

Capital Expenditures

Our total capital expenditures in 2010, 2011 and 2012 were US$1.7 million, US$1.9 million and US$14.6 million, respectively. The increase in capital expenditure in 2012 was primarily due to our payment of license fees to ArenaNet. We did not have any material commitment for capital expenditures as of December 31, 2012. We currently do not have any material capital expenditures in progress.

Our capital expenditures are spent primarily on license fees, servers, computers, office equipment, leasehold improvement and vehicles. In general, there is a positive correlation between our revenues and the amount of traffic that passes through our servers and transmission equipment. From time to time we need to purchase additional servers and transmission equipment as a result of increased business traffic. Our purchase of personal computers is primarily driven by headcount increases.

As the telecommunications operators do not provide us with detailed revenue breakdown on a service-by-service basis, we depend on our internal database system to monitor revenues derived from each of our services that are delivered through the telecommunications operators. We make our business decisions based on our internal data, taking into account other factors, including strategic considerations.

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

Taxation

Cayman Islands

The Cayman Islands currently do not levy any taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of an inheritance tax or estate duty. In addition, pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council that (i) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations and (ii) no tax to be levied on profits, income gains or appreciation or which is in the nature of an estate duty or inheritance tax shall be payable by us on or in respect of our shares, debentures or other obligations or by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2011 Revision). This undertaking is for a period of 20 years from May 21, 2002.

PRC

Our PRC subsidiaries and operating companies are subject to the New EIT Law, which ordinarily imposes a tax rate of 25% on all enterprises (other than individual proprietorships and partnerships). However, under the New EIT Law, “high-and-new technology enterprises strongly supported by the State,” or HNTE, are entitled to a preferential tax rate of 15%. HNTE status allows qualifying PRC-based enterprises to use a 15% tax rate for three years, renewable for an additional three-year period if the business operations of these enterprises continue to qualify for HNTE status. In 2008, KongZhong Beijing, Beijing AirInBox, BJXR and Tianjin Mammoth were granted HNTE status by the PRC tax authority under the New EIT Law. KongZhong China, Beijing Chengxitong and Beijing WINT were subsequently granted HNTE status in 2009. In addition, KongZhong China, Beijing WINT, Beijing Chengxitong and BJXR were also granted 50% tax relief in 2009. In 2011, each of KongZhong Beijing, Beijing AirInbox, BJXR and Tianjin Mammoth renewed its HNTE status for an additional three-year period. In 2012, each of KongZhong China, Beijing Chengxitong and Beijing WINT renewed its HNTE status for an additional three-year period. In addition, the PRC tax authority also granted Xinreli and Dacheng, in 2010 and 2011, respectively, an income tax exemption for two years and a 50% tax relief for three years thereafter. According to the Administrative Measures for the Determination of High and New Technology Enterprises promulgated by Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation on April 14, 2008, PRC-based enterprises that have already enjoyed HNTE status for six years must reapply for HNTE status at the end of the second three-year period. For risks relating to the discontinuation of any of the preferential tax treatments or the renewal of HNTE status, see “Item 3 — Key Information — Risk Factors — Risks Relating to the PRC — The discontinuation of any of the preferential tax treatments available to us in the PRC or the rejection of our application for preferential tax treatments could adversely affect our business, operating results and financial condition.”

Under the New EIT Law, enterprises are classified as either resident or non-resident. A resident enterprise refers to one that is incorporated under the PRC law or under the law of a jurisdiction outside the PRC with its “de facto management organization” located within the PRC. Non-resident enterprise refers to one that is incorporated under the law of a jurisdiction outside the PRC with its “de facto management organization” located also outside the PRC, but which has either set up institutions or establishments in the PRC or has income originating from the PRC without setting up any institution or establishment in the PRC. Under the New EIT Implementation Regulation, “de facto management organization” is defined as the organization of an enterprise through which substantial and comprehensive management and control over the business, operations, personnel, accounting and properties of the enterprise are exercised. Under the New EIT Law and the New EIT Implementation Regulation, a resident enterprise’s global net income will be subject to a 25% EIT rate. Uncertainties exist with respect to how the New EIT Law applies to our overall operations and, more specifically, with respect to the determination of tax residency for certain of our legal entities incorporated outside the PRC. We do not believe that our legal entities incorporated outside the PRC should be treated as residents under the New EIT Law. The SAT Notice 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in the PRC. However, the SAT Notice 82 applies only to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company. Currently there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining the “de facto management body” for a company of our type. If the PRC authorities were to subsequently determine, or any future regulation provides, that we should be treated as a PRC resident enterprise, we would be subject to a 25% enterprise income tax on our global income, which may significantly increase our tax burden and could materially and adversely affect our financial condition and results of operations.

In addition, the New EIT Law and the New EIT Implementation Regulation provide that, in some circumstances, an income tax rate of 10% would be applied to dividends payable to foreign investors. However, dividend income received by a resident enterprise from another resident enterprise is exempted from the EIT. Under the New EIT Law and the New EIT Implementation Regulation, a non-resident enterprise’s net income originating from “sources within the PRC” will be subject to a 10% EIT rate. Under the New EIT Implementation Regulation, whether a dividend payment constitutes income from “sources within the PRC” is determined by the location of the enterprise which pays the dividend. The income tax rate on dividends from the PRC payable to a non-PRC-resident enterprise is 10%. As a result, KongZhong Beijing, KongZhong China and Simlife Beijing may be required to withhold all or part of such income tax when paying us dividends. The aggregate undistributed earnings of our subsidiaries and our PRC operating companies and their subsidiaries that are available for distribution to us as of December 31, 2012 are considered to be indefinitely reinvested and, accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to us under the New EIT Law and New EIT Implementation Regulation. The PRC tax authorities have also clarified that distributions made out of retained earnings derived from income before January 1, 2008 will not be subject to such withholding tax. See “Item 3 — Key Information — Risk Factors — Risks Relating to the PRC — We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.”

Moreover, our revenues are subject to sales taxes. Since August 2003, each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR, Simlife Beijing,Beijing Shiyuan Leya, Mailifang, Xinreli, Zhulang, Dacheng and Shenzhen Zhida is subject to a 3% business tax for WVAS, an aggregate of 8% in sales tax and cultural business construction fee for mobile advertising services and a 5% business tax for other services. Each of KongZhong Beijing, KongZhong China and Tianjin Mammoth is subject to a 5% sales tax. In future periods, we expect that a substantial portion of our revenues will be generated through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng. In addition, pursuant to the arrangements that KongZhong Beijing has entered into with each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong and Mailifang, that KongZhong China has entered into with each of BJXR and Dacheng and that Simlife Beijing has entered into with Xinreli, each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang, Xinreli, BJXR and Dacheng pays us service fees. The amount of such payments will be subject to the 5% business tax payable by KongZhong Beijing, KongZhong China and Simlife Beijing. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

On January 1, 2012, the State Council of the PRC officially launched a pilot value-added tax reform program, or the pilot program, applicable to businesses in selected industries. Businesses subject to the pilot program would pay value-added taxes instead of business taxes. Certain of our subsidiaries and variable interest entities have been subject to the pilot program since late 2012. For example, since October, 2012, Zhulang has been subject to a 3% value-added tax. Since November 2012, Beijing AirInbox has been subject to a 3% or 5% business tax for WVAS, mobile games and Internet games, a 6% value-added tax and 3% cultural business construction fee for mobile advertising services and a 6% value-added tax for other services; each of KongZhong Beijing, KongZhong China and Beijing Shiyuan Leya is subject to a 6% value-added tax; each of Beijing WINT, Beijing Chengxitong and BJXR has been subject to a 3% business tax for WVAS and a 3% value-added tax for other services; and each of Beijing Boya Wuji, Beijing Yin’ao, Beijing Shangshu, and Simlife Beijing has been subject to a 3% value-added tax. Since December 2012, Tianjin Mammoth has been subject to a 3% value-added tax.

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

Name	Age	Position
Leilei Wang	40	Chairman of the Board of Directors, Chief Executive Officer
Jay Chang	41	Director and Chief Financial Officer
Xiaoxin Chen	40	Independent Director
Hope Ni	40	Independent Director
Charles Xue	59	Independent Director
Tai Fan	41	Chief Investment Officer
Zhen Yang	48	President

Leilei Wang, 40, has served as the Chairman of the Board of Directors of our company and our Chief Executive Officer since October 2008. His current term expires in 2013. Mr. Wang was the chief executive officer of TOM Online from September 2003 to September 2008. Between 1999, when Mr. Wang joined TOM Group Limited, or TOM Group, TOM Online’s parent company, and 2003, Mr. Wang held various management positions within TOM Group. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a bachelor’s degree in Electronic Technology and Information.

Jay Chang, 41, has served as the Chief Financial Officer of our company since February 2009 and has been a Director of our company since July 2010. His current term expires in 2014. Before joining our company, Mr. Chang was the president and chief financial officer of 56.com, a leading online video provider in the PRC. Before that, he was the chief financial officer of TOM Online for over two years. Prior to TOM Online, for nearly six years, Mr. Chang was the director of equity research at Credit Suisse, responsible for covering the Internet and telecommunications sectors in the PRC. Mr. Chang graduated in 1994 from the University of Washington with a bachelor’s degree in Electrical Engineering.

Xiaoxin Chen, 40, has been an Independent Director of our company since September 2008. His current term expires in 2015. Mr. Chen has been a managing partner of Zeniphs China Capital, a private equity fund, since late 2007. Before joining the fund, Mr. Chen was the chief financial officer of Oak Pacific Interactive, later renamed Renren Inc., a leading social networking service provider in China. Before joining Renren Inc., Mr. Chen was an investment banker at Citigroup Hong Kong. Mr. Chen was an independent director of Abax Global Capital (Hong Kong) Ltd. until June 2011. Mr. Chen is also the independent director of Prosten Technology Holdings Ltd., a Hong Kong Stock Exchange Growth Enterprise Market-listed company. Mr. Chen graduated at the top of his class and received his bachelor’s degree in Operations Research and Industrial Engineering (summa cum laude) from Cornell University. He received his MBA degree from Stanford Graduate School of Business and was a recipient of the 2000 Arjay Miller Scholar Award upon graduation.

Hope Ni, 40, has been an Independent Director of our company since January 2007. Her current term expires in 2015. Ms. Ni has been the chairman of the board of directors of Inspire Capital, an investment and consulting company, since May 2008. Until January 2008, Ms. Ni served as the chief financial officer and director for Cogo Group, Inc., a NASDAQ -listed company and a technology service provider in the PRC, which she joined in August 2004. Prior to joining Cogo, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, specializing in corporate finance, during which she was actively involved in the initial public offerings and New York Stock Exchange/NASDAQ listings of a number of major global PRC-based companies. Prior to that, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni is also an independent director at Digital China Holdings Ltd., a Hong Kong-listed company; JA Solar Holdings Co., Ltd., a NASDAQ-listed company; and ATA Inc., a NASDAQ-listed company. Ms. Ni received her J.D. degree from the University of Pennsylvania Law School and her bachelor’s degree in Applied Economics and Business Management from Cornell University.

Charles Xue, 59, has been an Independent Director of our company since July 2009. His current term expires in 2014. Mr. Xue was the original founder and is the chairman of the board of directors of ChinaEdu Corporation, a leading NASDAQ-listed educational service provider in China. Before that, Mr. Xue was the original founder of UT Starcom, a NASDAQ-listed company and a global leader in the manufacture, integration and support of Internet protocol-based, end-to-end networking and telecommunications solutions, and served as its chairman and vice chairman from 1991 to 2001. Mr. Xue received his postgraduate degree in East Asia History Specialty from the University of California, Berkeley in 1983.

Tai Fan, 41, has served as the Chief Investment Officer of our company since March 2009. Since August 2002, Mr. Fan has served as the vice president of the department of finance at Beijing Super Channel, a subsidiary of TOM Online, and as an executive vice president of TOM Online. Prior to joining TOM Online, Mr. Fan served as the financial controller of Xin De Telecom and was an auditor at KPMG. Mr. Fan graduated in 2003 from the State University of New Jersey, Rutgers with an EMBA and in 1994 from Beijing College of Economics with a bachelor’s degree in Accounting.

Zhen Yang, 48, has served as the President of our Company since January 2010, pursuant to the definitive share purchase agreement we entered into with Dacheng on December 15, 2009. Mr. Yang previously served as the chief executive officer and chairman of Dacheng. Since December 2002, Mr. Yang has served as the executive vice president of NC-Sina, a joint venture of Sina.com and NCsoft Corporation, and as a vice president of Sina.com. Prior to joining Sina.com, Mr. Yang served as the vice president of NetEase from January 2002 to November 2002, the vice president of UBISOFT China from September 1996 to October 2001, the general manager of Topdisk Multimedia (Hangzhou) Ltd. from February 1994 to October 1996 and was a lecturer at Zhejiang University and Nanjing Communications Engineering College. Mr. Yang graduated in 1989 from Zhejiang University with a master’s degree in Communication Systems and in 1984 from South China University of Science and Technology with a bachelor’s degree in Radio Engineering.

There is no family relationship between any of our Directors or senior officers.

As a NASDAQ-listed company, we are required by the NASDAQ Listing Rules to have a majority of the Board of Directors comprised of independent directors. Our Independent Directors currently are Hope Ni, Xiaoxin Chen and Charles Xue. Our Independent Directors held executive sessions at which only Independent Directors were present once each quarter of 2012.

Our Memorandum and Articles of Association provide for three classes of Directors, each with three-year terms. Retiring Directors are eligible for re-election. Each of our executive Directors has entered into a service contract with us, while other Directors have not entered into such agreements.

In 2012, each of our Independent Directors who served on three committees received US$30,000 for each year of service. In addition, we granted restricted share units covering 125,000 of our ordinary shares per year to each of our Independent Directors when he or she was appointed. Such restricted share units are vested quarterly in 12 equal tranches as long as such Director is continuing his or her service.

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

Audit Committee

We have established an audit committee in accordance with the NASDAQ Listing Rules, which reviews our internal accounting procedures and considers and reports to the Board of Directors with respect to other auditing and accounting matters, including the selection of an independent registered public accounting firm, the scope of annual audits, fees to be paid to the independent registered public accounting firm and the performance of the independent registered public accounting firm. The committee has a formal written charter that sets forth its duties and powers. The current members of our audit committee are Xiaoxin Chen, Hope Ni and Charles Xue, each of whom is an Independent Director. The Board of Directors has determined that each of Mr. Chen and Ms. Ni is an audit committee financial expert within the meaning of the U.S. securities laws. Our audit committee met at least once in each quarter of 2012.

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

Compensation of Directors, Senior Officers and Employees

Our senior officers receive compensation in the form of salaries, annual bonuses and stock options. We have entered into service agreements with each of our senior officers. None of these service agreements provides benefits to our senior officers upon termination. The aggregate remuneration paid and benefits in kind granted to our senior officers for the years ended December 31, 2011 and December 31, 2012 were approximately US$3.2 million and US$2.2 million, respectively. In addition, the aggregate remuneration paid to our Independent Directors was US$142,000 and US$125,000, respectively, in 2011 and 2012.

In 2012, the total amount set aside or accrued by us or our subsidiaries to provide housing, medical and pension benefits, unemployment insurance and staff welfare for employees, including our non-Independent Directors and senior officers, was US$3.5 million.

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

As of December 31, 2012, under the 2002 Plan, we had granted options to purchase an aggregate of 275,930,280 of our ordinary shares, of which options to purchase 154,840,663 ordinary shares have lapsed and 26,224,460 were exercisable at exercise prices ranging from US$0.0025 to US$0.1508 per ordinary share. The exercise prices represent the fair market values of the underlying ordinary shares on the dates the options were granted.

During 2012, under the 2002 Plan, no option was granted, options to purchase 2,921,040 of our ordinary shares lapsed, and options to purchase 4,710,120 of our ordinary shares were exercised. In June 2012, our 2002 Plan expired without being renewed.

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

As of December 31, 2012, under the 2006 Plan, we had granted an aggregate of 224,440,000 restricted share units, of which 46,297,500 have lapsed. We did not grant any restricted share units or options under the 2006 Plan during 2012. The Board of Directors administers the 2006 Plan and has wide discretion in awarding stock options, restricted share units and other forms of equity compensation. Subject to the provisions of the 2006 Plan, the Board of Directors determines who will be granted equity compensation, the type and timing of equity compensation to be granted, the vesting schedule and other terms and conditions of the equity compensation, including the exercise price of the stock options. On December 30, 2005, the Board of Directors, following the recommendation of the compensation committee, approved a resolution authorizing our Chief Executive Officer to grant up to 8,000,000 stock options to non-officer employees without the prior written approval of the compensation committee or the Board.

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

The Board of Directors may terminate or amend the 2006 Plan at any time. However, the Board of Directors must seek our shareholders’ approval with respect to certain major modifications to the 2006 Plan, and, if such amendment or termination would adversely affect the rights of a grantee under any option granted, the approval of such grantee would be required. Without further action by our Board, the 2006 Plan will terminate on October 11, 2016.

The 2002 Plan and the 2006 Plan provide for the acceleration of awards upon the occurrence of certain consolidations, mergers, acquisitions or sale of all or substantially all assets or shares of our company. In any such case, our Board shall take, among others, one or more of the following actions: accelerate the date of exercise of such options or any tranche of such options, provide a fixed period of time that the grantees must exercise such options or terminate all options in exchange for cash payment.

The following table sets forth information on stock options and restricted share units that have been granted and are outstanding as of December 31, 2012, pursuant to the 2002 Plan and the 2006 Plan.

	Ordinary shares underlying options				Restricted Share Units
	2012 option grants	Pre-2012 option grants	Expiration date	Exercise price per share (US dollars)(1)	2012 grants	Pre-2012 grants		Expiration date
Directors and Senior Officers
Leilei Wang	—	—	—	—	—	—	(2)	Dec. 18, 2018
Xiaoxin Chen	—	—	—	—	—	320,000	(3)	Oct. 2, 2021
Hope Ni	—	—	—	—	—	320,000	(4)	Oct. 2, 2021
Charles Xue	—	—	—	—	—	—	(5)	Jul. 14, 2019
Jay Chang	—	2,000,000	Oct. 2, 2021	0.0950	—	3,500,000	(6)	Oct. 2, 2021
Tai Fan	—	—	—	—	—	9,750,000	(7)	Jul. 9, 2019 to Oct. 2, 2021
Other employees (comprising 100 individuals)	—	41,054,460	Jun. 30, 2012 to Oct. 20, 2021	0.0025 to 0.1508	—	8,665,000		Dec. 18, 2018 to Oct. 2, 2021
Total	—	43,054,460			—	22,555,000

(1)	The exercise price per share of options granted represents the fair market value of the underlying ordinary shares on the date the options were granted.

(2)	Leilei Wang was granted 48,000,000 restricted share units on December 19, 2008, of which 25% vested on December 19, 2009, and the remaining 75% vested in 12 equal tranches beginning on March 19, 2010 and at the end of each subsequent three-month period. As of December 31, 2012, all 48,000,000 restricted share units were vested.

(3)	Xiaoxin Chen was granted 480,000 restricted share units on September 16, 2008, which vested in 12 equal tranches beginning on December 16, 2008 and at the end of each subsequent three-month period. He was an additional granted 480,000 restricted share units on October 3, 2011, which will vest in 12 equal tranches beginning on January 3, 2012 and at the end of each subsequent three-month period. As of December 31, 2012, 640,000 restricted share units were vested.

(4)	Hope Ni was granted 480,000 restricted share units on February 14, 2007, which vested in 12 equal tranches beginning on May 14, 2007 and at the end of each subsequent three-month period. She was granted an additional 480,000 restricted share units on October 3, 2011, which will vest in 12 equal tranches beginning on January 3, 2012 and at the end of each subsequent three-month period. As of December 31, 2012, 640,000 restricted share units were vested.

(5)	Charles Xue was granted 480,000 restricted share units on July 15, 2009, which vested in 12 equal tranches beginning on October 15, 2009 and at the end of each subsequent three-month period. As of December 31, 2012, 480,000 restricted share units were vested.

(6)	Jay Chang was granted 32,000,000 restricted share units on February 3, 2009, of which 25% vested on February 3, 2010, and the remaining 75% will vest in 12 equal tranches beginning on May 3, 2010 and at the end of each subsequent three-month period. He was granted an additional 2,000,000 restricted share units and options for 2,000,000 ordinary shares on October 3, 2011, of which 25% vested on October 3, 2012, and the remaining 75% will vest in 12 equal tranches beginning on January 3, 2013 and at the end of each subsequent three-month period. As of December 31, 2012, 30,500,000 restricted share units were vested.

(7)	Tai Fan was granted 12,000,000 restricted share units on July 10, 2009, of which 25% vested on July 10, 2010, and the remaining 75% vested in 12 equal tranches beginning on October 10, 2010 and at the end of each subsequent three-month period. He was granted an additional 12,000,000 restricted share units on June 22, 2010, of which 25% vested on June 22, 2011, and the remaining 75% will vest in 12 equal tranches beginning on October 10, 2010 and at the end of each subsequent three-month period. He was granted 4,000,000 restricted share units on October 3, 2011, of which 25% vested on October 3, 2012, and the remaining 75% will vest in 12 equal tranches beginning on January 3, 2013 and at the end of each subsequent three-month period. As of December 31, 2012, 18,250,000 restricted share units were vested.

Stock-based Compensation Expense

We recorded stock-based compensation expenses of US$5.0 million, US$4.6 million and US$4.5 million in 2010, 2011 and 2012, respectively.

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

As of March 31, 2012, the following Directors and officers held beneficial ownership of ordinary shares in our company.

Name	Number of shares beneficially owned	Of which, shares underlying equity compensation awards that will vest within 60 days	% of our issued share capital as of March 31, 2013(1)
Leilei Wang	364,920,582	—	21.75%
Zhen Yang	52,283,723	—	3.12
Jay Chang	32,791,000	125,000	1.95
Xiaoxin Chen	680,000	40,000	-
Charles Xue	480,000	—	-
Hope Ni	680,000	40,000	-
Tai Fan	20,000,000	1,750,000	1.29%

(1)	Adjusted to reflect the issuance of ordinary shares upon full exercise of all outstanding options and restricted share units granted under the 2002 Plan and 2006 Plan.

*	Less than one percent.

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

The table below sets forth certain information with respect to the beneficial owners of 5% or more of our ordinary shares as of March 31, 2013.

	Shares beneficially owned
Name	Number	Percent
Leilei Wang(1)	364,920,582	21.75%
Nick Yang	131,400,000	7.83%
IDG-Accel China Growth Fund II L.P.(2)	92,818,000	5.53%
IDG-Accel China Growth Fund II Associates L.P.(2)	92,818,000	5.53%
IDG-Accel China Investors II L.P.(2)	92,818,000	5.53%
IDG-Accel China Growth Fund GP II Associates Ltd.(2)	92,818,000	5.53%
Chi Sing Ho(2)	92,818,000	5.53%
Quan Zhou(2)	92,818,000	5.53%
Wargaming(3)	120,000,000	7.15%
SF Capital Ltd(4)	143,070,080	8.52%
Shin Fang(4)	143,070,080	8.52%

(1)	As of March 31, 2013. Leilei Wang holds a portion of his ordinary shares in our company through Right Advance Management Ltd. and Chiming Bells International Limited, both of which are British Virgin Islands companies he controls.

(2)	As of March 15, 2013. IDG-Accel China Growth Fund II L.P., or IDG Fund LP, is a limited partnership organized under the laws of the Cayman Islands. IDG-Accel China Investors II L.P., or IDG Investors LP, is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Fund LP is IDG-Accel China Growth Fund II Associates L.P., or IDG Associates LP, a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Associates LP is IDG-Accel China Growth Fund GP II Associates Ltd., or IDG GP, a limited liability company incorporated under the laws of the Cayman Islands. The general partner of IDG Investors LP is IDG GP. The directors and executive officers of IDG GP are Chi Sing Ho and Quan Zhou. On March 19, 2012, Chi Sing Ho replaced Patrick J. McGovern as one of the two directors of IDG GP.

(3)	As of March 31, 2013. We have issued warrants to purchase up to a total of 200,000,000 of our ordinary shares (equivalent to 5 million of our ADSs) to WarGaming in connection with our various licensing arrangements with WarGaming. As of March 31, 2013, a warrant to purchase up to 120,000,000 of our ordinary shares (equivalent to 3 million of our ADSs) is immediately exercisable by WarGaming. The managing members of Wargaming are Ockster Financial Corporation, Lunarbell Management Inc., Sandrix Business Inc. and Kloyster Systems Corp. Each of the managing members is a corporation organized under the laws of the British Virgin Islands. Each of the managing members disclaims beneficial ownership of the warrants and the underlying ordinary shares except to the extent of its pecuniary interest.

(4)	As of March 31, 2013. Shin Fang owns 100% of SF Capital Ltd., a British Virgin Islands company.

None of the major shareholders has voting rights that differ from the voting rights of other shareholders.

As of December 31, 2012, there were 1,678,097,663 ordinary shares issued and outstanding. Citibank, N.A., or Citibank, the depositary under our ADS deposit agreement, has advised us that as of March 31, 2013, 28,236,294 ADSs, representing 1,129,451,760 ordinary shares, were held of record by Cede & Co. and three other registered shareholders. We have no further information as to ordinary shares held or beneficially owned by U.S. persons.

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

Loan Agreements. On March 31, 2004, we entered into a loan agreement with Yunfan Zhou, our former Chief Executive Officer, Songlin Yang, the uncle of Nick Yang, the former Vice Chairman of our Board of Directors, and Zhen Huang, the wife of Nick Yang, pursuant to which we amended and restated the terms and conditions of our long-term loans in the total principal amount of RMB2.2 million that we provided to Yunfan Zhou, Songlin Yang and Zhen Huang, in the proportion of their shareholding percentages in Beijing AirInbox. The loans are interest-free and the proceeds have been invested into Beijing AirInbox as a capital contribution by the borrowers. Pursuant to the loan agreement, each of the borrowers agreed to transfer his or her interest in Beijing AirInbox to KongZhong Beijing when permitted under PRC law as repayment of the loan. Each of the borrowers also agreed that the loan will become due and payable if, among other things, (i) either Yunfan Zhou or Nick Yang resigns or is removed from office by KongZhong Beijing or its affiliates, (ii) the respective borrower commits a criminal offense, (iii) any third party raises against the respective borrower a claim of more than RMB0.5 million, (iv) foreign investment in a telecommunications value-added services business is permitted and the relevant government authorities start approving such foreign investment, or (v) the borrower dies or becomes incapacitated. In addition, the loan shall be repaid only in the form of a transfer of each borrower’s entire equity interest in Beijing AirInbox to us or, if transfer of ownership to us is prohibited under applicable law, to our designees. Upon the transfer of each borrower’s equity interest in Beijing AirInbox, any proceeds from the transfer shall be used to offset his or her loan repayment obligation to us or our designees. The term of the loan agreement is 10 years, automatically renewable at our option. Pursuant to an amendment to the loan agreement among Yunfan Zhou, Songlin Yang, Zhen Huang and Guijun Wang, one of our former employees, dated October 16, 2006, Guijun Wang replaced Yunfan Zhou as a party to the loan agreement and assumed all the rights and obligations of Yunfan Zhou under the loan agreement.

On March 31, 2004, we entered into a loan agreement with Yang Cha, one of our former employees, and Songlin Yang, pursuant to which we have agreed to grant loans to Yang Cha in the aggregate principal amount of RMB4.4 million and to Songlin Yang in the amount of RMB3.4 million. These loans are interest-free and the proceeds are to be exclusively invested into Beijing AirInbox as contribution to the capital increase in Beijing AirInbox by Yang Cha and Songlin Yang. The terms and conditions of this loan agreement are substantially the same as the loan agreement that we entered into with Yunfan Zhou, Songlin Yang and Zhen Huang on March 31, 2004. Pursuant to an amendment to the loan agreement among Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006, Songlin Yang and Linguang Wu, one of our employees, replaced Yang Cha as a party to the loan agreement and assumed all the rights and obligations of Yang Cha under the loan agreement.

Option Agreements. KongZhong Beijing, Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, who are the current shareholders of Beijing AirInbox, entered into an amended and restated option agreement with KongZhong Beijing on October 16, 2006, pursuant to which each of Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu granted KongZhong Beijing an option to purchase their respective equity interests in Beijing AirInbox at the price of RMB100,000 per one percent of its registered capital. The term of this agreement is the earlier of: (i) 10 years from the date of the agreement; and (ii) the date on which all of the equity interest of Beijing AirInbox has been purchased by KongZhong Beijing. This agreement supersedes the amended and restated exclusive option agreement entered into among KongZhong Beijing, Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang on May 10, 2004.

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

Yang Li and Guijun Wang, who are the shareholders of BJXR, entered into an exclusive option agreement with Anjian Xingye on January 28, 2006, pursuant to which each of these shareholders granted Anjian Xingye an exclusive option to purchase their respective equity interests in BJXR at the lowest price permitted by PRC laws. The term of this agreement is until the date all of the equity interests in BJXR have been purchased by Anjian Xingye. This agreement was terminated on February 8, 2009, on which day Yang Li and Guijun Wang entered into a new option agreement with KongZhong China based on similar terms as in the agreement with Anjian Xingye.

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

Tao Jia and Junhong Chen, who are the shareholders of Xinreli, entered into an option agreement with Xinreli and Simlife Beijing on June 29, 2009, pursuant to which each of the shareholders granted Simlife Beijing or its designated third party an option to purchase all their respective interests in Xinreli for the lowest price permitted by PRC laws. The initial term of this agreement is 10 years from June 29, 2009 and could be extended upon the request of Simlife Beijing.

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

Technical and Consulting Services Agreements. Beijing AirInbox entered into a technical and consulting services agreement with KongZhong Beijing on March 31, 2004, pursuant to which KongZhong Beijing will provide ongoing technical and consulting services to Beijing AirInbox. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of Beijing AirInbox for such quarter. KongZhong Beijing may partially waive any quarterly payment as long as: (i) the cash and cash equivalents owned by Beijing AirInbox is below RMB100 million; and (ii) the payment of service fees by Beijing AirInbox is no less than RMB5 million for such quarter. The term of this agreement is for 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option, and the agreement may be terminated only at the option of KongZhong Beijing.

Beijing AirInbox entered into a technical and consulting services agreement with KongZhong China on January 4, 2006, pursuant to which KongZhong China will provide technical consulting and services to Beijing AirInbox. The services to be provided under the agreement include, among others, maintenance of the machine room and website, network services and maintenance of such services, integrated security services for the website, design and implementation of the website network, installation of the server and 24-hour daily maintenance, development and testing of new products, marketing of new products, creation, design, update and maintenance of the web pages, maintenance of the clients’ service platform, training of employees, market analysis and public relations. The service fees will be calculated periodically, based on a certain percentage of the revenues received by Beijing AirInbox during the period, provided that the total amount of the services fees for each year shall not exceed 30% of Beijing AirInbox’s revenues for such year. The term of this agreement is for 10 years from the date of execution. This agreement may be terminated only at the option of KongZhong China and is automatically renewable unless KongZhong China gives its written consent to terminate the agreement three months prior to expiration of the agreement.

Beijing Boya Wuji entered into an exclusive technical and consulting services agreement with KongZhong Beijing on March 31, 2004, pursuant to which KongZhong Beijing will provide certain technical and consulting services to Beijing Boya Wuji on an exclusive basis. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of Beijing Boya Wuji for such quarter, provided that Beijing Boya Wuji is profitable. The term of the agreement is for 10 years from the date of execution, automatically renewable at KongZhong Beijing’s option, and the agreement may be terminated only at the option of KongZhong Beijing.

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

BJXR entered into an exclusive technical and consulting services agreement with Anjian Xingye on January 26, 2006, pursuant to which Anjian Xingye will provide certain technical and consulting services to BJXR on an exclusive basis. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated quarterly, based on a certain percentage of the revenues of BJXR. The term of the agreement is until Anjian Xingye is dissolved according to PRC law or elects to terminate the agreement. This agreement was terminated on February 8, 2009, on which day BJXR entered into a new exclusive technical and consulting services agreement with KongZhong China, pursuant to which KongZhong China will provide technical consulting services to BJXR on similar terms as in the agreement with Anjian Xingye. The service fees will be calculated monthly, based on a certain percentage of the revenues of BJXR for such month. The term of this agreement is for 10 years from the date of execution. This agreement may be terminated only at the option of KongZhong China and is automatically renewable for another ten-year term unless KongZhong China gives its written consent to terminate the agreement three months prior to the expiration of the agreement.

Mailifang entered into an exclusive technical and consulting services agreement with KongZhong Beijing on April 1, 2009, pursuant to which KongZhong Beijing will provide certain technical and consulting services to Mailifang on an exclusive basis. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated monthly, based on a certain percentage of the revenues of Mailifang for such month. The term of this agreement is for 10 years from the date of execution. This agreement may be terminated only at the option of KongZhong Beijing and is automatically renewable for another ten-year term unless KongZhong Beijing gives its written consent to terminate the agreement three months prior to the expiration of the agreement.

Xinreli entered into an exclusive technical and consulting services agreement with Simlife Beijing on June 29, 2009, which was subsequently amended on April 12, 2012, pursuant to which Simlife Beijing will provide certain technical and consulting services to Xinreli on an exclusive basis. The service fees will be agreed and set forth by the parties based on the actual provision of services. The term of this agreement is until Simlife Beijing is dissolved in accordance with PRC law. The agreement may be terminated only at the option of Simlife Beijing.

Dacheng entered into an exclusive technical and consulting services agreement with KongZhong China on May 13, 2010, pursuant to which KongZhong China will provide certain technical and consulting services to Dacheng on an exclusive basis. The service fees will be calculated monthly, based on a certain percentage of the revenues of Dacheng for such month. The term of this agreement is for 10 years from the date of execution. This agreement may be terminated only at the option of KongZhong China and is automatically renewable for another ten-year term unless KongZhong China gives its written consent to terminate the agreement three months prior to the expiration of the agreement.

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

Yang Yang, Linguang Wu and Guijun Wang, who were the shareholders of Beijing WINT, entered into an equity pledge agreement with KongZhong Beijing and Beijing WINT on February 28, 2005. Pursuant to a capital contribution transfer agreement under which each of Linguang Wu and Guijun Wang transferred their equity interest in Beijing WINT to Hai Qi, Yang Yang and Hai Qi, the then-shareholders of Beijing WINT, entered into an equity pledge agreement with KongZhong Beijing and Beijing WINT on June 29, 2006. Pursuant to a capital contribution transfer agreement under which Hai Qi transferred his equity interest in Beijing WINT to Jingye Sun and Li Ai, Yang Yang, Jingye Sun and Li Ai, the current shareholders of Beijing WINT, entered into an equity pledge agreement with KongZhong Beijing and Beijing WINT on September 5, 2008. Under this agreement, each of these shareholders pledged all of his or her interest in Beijing WINT to KongZhong Beijing to guarantee the performance by Beijing WINT of its obligations under the exclusive technical and consulting services agreement dated February 28, 2005 between KongZhong Beijing and Beijing WINT and the business operation agreement and share option agreement dated September 5, 2008 among Beijing WINT, its shareholders and KongZhong Beijing. The term of this agreement is from the date on which the pledges are recorded on the shareholders’ register of Beijing WINT until all obligations of Beijing WINT guaranteed under this agreement have been fully performed and KongZhong Beijing confirms the same in writing. This agreement supersedes the equity pledge agreement entered into among Yang Yang, Hai Qi, Beijing WINT and KongZhong Beijing on June 29, 2006.

Yang Li and Xuelei Wu, the shareholders of Beijing Chengxitong, entered into an equity pledge agreement with KongZhong Beijing and Beijing Chengxitong on November 21, 2005. Pursuant to this agreement, each of these shareholders of Beijing Chengxitong pledged all of his or her interest in Beijing Chengxitong to KongZhong Beijing to guarantee the performance by Beijing Chengxitong of its obligations under the exclusive and technical consulting services agreement, the business operation agreement and the option agreement dated November 21, 2005 among Beijing Chengxitong and its shareholders and KongZhong Beijing. The term of this agreement is until all the obligations of Beijing Chengxitong guaranteed under this agreement have been fully performed and Beijing Chengxitong confirms the same in writing.

Yang Li and Guijun Wang, the shareholders of BJXR, entered into an equity pledge agreement with Anjian Xingye on January 28, 2005. Pursuant to this agreement, each of these shareholders of BJXR pledged all of his or her interest in BJXR to Anjian Xingye to guarantee the performance by BJXR of its obligations under the exclusive and technical consulting services agreement and the business operation agreement dated January 26, 2006 and the option agreement dated January 28, 2006 among BJXR and its shareholders and Anjian Xingye. The term of this agreement is until all the obligations of BJXR guaranteed under this agreement have been fully performed and Anjian Xingye confirms the same in writing. This agreement was terminated on February 8, 2009, on which day Yang Li and Guijun Wang entered into a new share pledge agreement with KongZhong China and BJXR based on similar terms as in the agreement with Anjian Xingye.

Xu Guo and Yang Yang, the shareholders of Mailifang, entered into an equity pledge agreement with Mailifang and KongZhong Beijing on April 1, 2009. Pursuant to this agreement, each of these shareholders of Mailifang pledged all of his or her interest in Mailifang to KongZhong Beijing to guarantee the performance by Mailifang of its obligations under the exclusive technical and consulting services agreement, the business operation agreement and the option agreement, dated April 1, 2009, among Mailifang, its shareholders and KongZhong Beijing. The term of this agreement is until all the obligations of Mailifang guaranteed under this agreement have been fully performed and Mailifang confirms the same in writing.

Tao Jia and Junhong Chen, the shareholders of Xinreli, entered into a share pledge agreement with Simlife Beijing on June 29, 2009. Pursuant to this agreement, each of the shareholders pledged all their equity interest in Xinreli to guarantee the normal collection of technical service fees by Simlife Beijing under the exclusive technical and consulting services agreement and to ensure the performance of the obligations under the business operation agreement and option agreement, both dated June 29, 2009.

Zhen Yang and Leilei Wang, the shareholders of Dacheng, entered into a share pledge agreement with Dacheng and KongZhong China on May 13, 2010. Pursuant to this agreement, each of these shareholders pledged all their equity interest in Dacheng to guarantee the normal collection of technical service fees by KongZhong China under the exclusive technical and consulting services agreement and to ensure the performance of the obligations under the business operation agreement and option agreement, both dated May 13, 2010.

Business Operation Agreements. Beijing AirInbox, its then shareholders, Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, and KongZhong Beijing entered into an amended and restated business operation agreement on May 10, 2004. On October 16, 2006, following the execution of a capital contribution transfer agreement, the new shareholders of Beijing AirInbox, Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, entered into an amended and restated business operation agreement with Beijing AirInbox and KongZhong Beijing. This agreement supersedes the amended and restated business operation agreement of May 10, 2004. Pursuant to the October 16, 2006 agreement, Beijing AirInbox and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing AirInbox will not engage in any transactions which may materially affect its assets, obligations, rights or operations, including: (i) conducting any business which is beyond the ordinary scope of business; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or senior officers; (iv) selling or acquiring any assets or rights valued at more than RMB0.2 million, including, but not limited to, intellectual property rights; (v) providing guarantees for any third party with its assets or intellectual property rights or any other guarantee or incurring any obligations over its assets; (vi) amending the articles of association or changing the business scope of Beijing AirInbox; (vii) changing the normal operational process or amending any material bylaws of Beijing AirInbox; and (viii) assigning to any third party its rights or obligations under this agreement. In addition, Beijing AirInbox and its shareholders will appoint the designees of KongZhong Beijing as the directors and chief director of Beijing AirInbox, and the senior officers of KongZhong Beijing as the general manager, chief financial officer and other senior officers of Beijing AirInbox. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing authority to exercise all of his or her shareholder rights in Beijing AirInbox. The term of this agreement is for 10 years from the date of execution. This agreement may be terminated only at the option of KongZhong Beijing and is automatically renewable unless KongZhong Beijing gives written notice three months prior to the expiration of the agreement.

Beijing WINT, its then shareholders, Yang Yang, Hai Qi, and KongZhong Beijing, entered into a business operation agreement on June 29, 2006. On September 5, 2008, following the execution of a capital contribution transfer agreement, the new shareholders of Beijing WINT, Yang Yang, Jingye Sun and Li Ai, entered into a business operation agreement with Beijing WINT and KongZhong Beijing. This agreement supersedes the business operation agreement of June 29, 2006. Pursuant to the September 5, 2008 agreement, Beijing WINT and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing WINT will not engage in any transactions which may materially affect its assets, obligations, rights or operations, including: (i) conducting any business which is beyond the ordinary scope of business; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or senior officers; (iv) selling or acquiring any assets or rights valued at more than RMB0.2 million, including, but not limited to, intellectual property rights; (v) providing guarantees for any third party with its assets or intellectual property rights or any other guarantees or incurring any obligations over its assets; (vi) amending the articles of association or changing the business scope of Beijing WINT; (vii) changing the normal operational process or amending any material bylaws of Beijing WINT; and (viii) assigning to any third party its rights or obligations under this agreement. In addition, Beijing WINT and its shareholders will appoint the designees of KongZhong Beijing as the directors and president of Beijing WINT, and the nominees of KongZhong Beijing as the general manager, chief financial officer and other senior officers of Beijing WINT. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing authority to exercise all of the respective shareholder’s rights in Beijing WINT. This agreement may be terminated only at the option of KongZhong Beijing by issuing written notice 30 days prior to the date of termination.

Beijing Chengxitong, its shareholders, Yang Li, Xuelei Wu and KongZhong Beijing, entered into a business operation agreement on November 21, 2005. Pursuant to this agreement, Beijing Chengxitong and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Beijing Chengxitong will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including: (i) conducting any business that is beyond normal business operations; (ii) lending to or assuming any obligations of a third party; (iii) replacing or dismissing any directors or senior officers; (iv) selling or purchasing any assets or rights valued at more than RMB0.2 million; (v) incurring any security interest over its assets and intellectual property on behalf of any third party; (vi) amending the articles of association or changing the business scope of Beijing Chengxitong; (vii) changing normal operations or amending any material internal guidelines of Beijing Chengxitong; and (viii) assigning any rights and obligations under this agreement to any third party. In addition, Beijing Chengxitong and its shareholders will appoint the designees of KongZhong Beijing as directors, general manager and other senior officers of Beijing Chengxitong. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing full power and authority to exercise all of the respective shareholders’ rights in Beijing Chengxitong. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law. This agreement may be terminated only at the option of KongZhong Beijing by issuing written notice 30 days prior to the date of termination.

BJXR, its shareholders, Yang Li and Guijun Wang, and Anjian Xingye entered into a business operation agreement on January 26, 2006. Pursuant to this agreement, BJXR and its shareholders agreed that, without the prior written consent of Anjian Xingye or its designees, BJXR will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including: (i) conducting any business that is beyond normal business operations; (ii) lending to or assuming any obligations of a third party; (iii) replacing or dismissing any directors or senior officers; (iv) selling or purchasing any assets or rights valued at more than RMB0.2 million; (v) incurring any security interest over its assets and intellectual property on behalf of any third party; (vi) amending the articles of association or changing the business scope of BJXR; (vii) changing the normal operations or amending any material internal guidelines of BJXR; and (viii) assigning any rights and obligations under this agreement to any third party. In addition, BJXR and its shareholders will appoint the designees of Anjian Xingye as directors, general manager and other senior officers of BJXR. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of Anjian Xingye full power and authority to exercise all of the respective shareholders’ rights in BJXR. The term of the agreement is until Anjian Xingye is dissolved according to PRC law or until Anjian Xingye shall terminate the agreement by issuing written notice 30 days prior to the date of termination. This agreement was terminated on February 8, 2009, on which day BJXR, Yang Li and Guijun Wang entered into a new business operation agreement with KongZhong China, pursuant to which KongZhong China will provide technical consulting services to BJXR on similar terms as in the agreement with Anjian Xingye. The term of the agreement is until KongZhong China is dissolved according to PRC law. This agreement may be terminated only at the option of KongZhong China by issuing written notice 30 days prior to the date of termination.

Mailifang, its shareholders, Xu Guo, Yang Yang and KongZhong Beijing, entered into a business operation agreement on April 1, 2009. Pursuant to this agreement, Mailifang and its shareholders agreed that, without the prior written consent of KongZhong Beijing or its designees, Mailifang will not engage in any transactions that may have a material adverse effect on its assets, liabilities, equity or operations, including: (i) conducting any business that is beyond normal business operations; (ii) lending to or assuming any obligations of a third party; (iii) replacing or dismissing any directors or senior officers; (iv) selling or purchasing any assets or rights valued at more than RMB0.2 million; (v) incurring any security interest over its assets and intellectual property on behalf of any third party; (vi) amending the articles of association or changing the business scope of Mailifang; (vii) changing the normal operations or amending any material internal guidelines of Mailifang; and (viii) assigning any rights and obligations under this agreement to any third party. In addition, Mailifang and its shareholders will appoint the designees of KongZhong Beijing as directors, general manager and other senior officers of Mailifang. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of KongZhong Beijing full power and authority to exercise all of the respective shareholders’ rights in Mailifang. The term of the agreement is until KongZhong Beijing is dissolved according to PRC law. This agreement may be terminated only at the option of KongZhong Beijing by issuing written notice 30 days prior to the date of termination.

Tao Jia and Junhong Chen, the shareholders of Xinreli, entered into a business operation agreement with Xinreli and Simlife Beijing on June 29, 2009. Pursuant to this agreement, the shareholders confirmed and agreed that, without the prior written consent of Simlife Beijing or its designees, Xinreli will not conduct any transaction that may materially affect its assets, business, personnel, obligations, rights or the company’s operation, including, but not limited to: (i) conducting any business which is beyond normal business operations and not in accordance with the past customary practice of the company; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or dismissing and replacing any senior management officers; (iv) selling to or acquiring from any third party any assets or rights exceeding RMB10,000, including, but not limited to, any intellectual property rights; (v) providing guarantee for any third party with its assets or intellectual property rights or providing any other guarantee or placing its assets under any other obligations; (vi) amending the articles of association of the company or changing its scope of business; (vii) changing the normal business process or modifying any material by laws; and (viii) assigning rights and obligations under this agreement to any third party. In addition, Xinreli and its shareholders will elect designees of Simlife Beijing as the executive directors of Xinreli, and will appoint designees of Simlife Beijing as the general manager, chief financial officer and other senior officers of Xinreli. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of Simlife Beijing full power and authority to exercise all of the respective shareholders’ rights in Xinreli. The term of this agreement is for 10 years from the date of execution. This agreement may be terminated only at the option of Simlife Beijing and is automatically renewable unless Simlife Beijing gives written notice 30 days prior to the date of termination.

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

Powers of Attorney. Each of Yunfan Zhou, Songlin Yang, Yang Cha and Zhen Huang, the then-shareholders of Beijing AirInbox, executed an irrevocable power of attorney on May 10, 2004, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing AirInbox. Pursuant to the capital contribution transfer agreement, dated October 16, 2006, under which Yang Cha and Yunfan Zhou transferred their equity interests in Beijing AirInbox to Linguang Wu and Guijun Wang, each of Linguang Wu and Guijun Wang executed an irrevocable power of attorney on October 16, 2006, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing AirInbox. Yunfan Zhou executed an undertaking letter on October 13, 2008 with Linguang Wu, Songlin Yang, Guijun Wang and Zhen Huang, the shareholders of Beijing AirInbox, to confirm that such shareholders revoked the power of attorney they previously granted to Yunfan Zhou. Each of Linguang Wu, Songlin Yang, Guijun Wang and Zhen Huang executed an irrevocable power of attorney on October 13, 2008, granting Leilei Wang or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing AirInbox.

Each of Yang Yang, Linguang Wu and Guijun Wang, the then-shareholders of Beijing WINT, executed an irrevocable power of attorney on March 1, 2005, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing WINT. Pursuant to the capital contribution transfer agreement, dated June 29, 2006, under which each of Linguang Wu and Guijun Wang transferred their equity interests in Beijing WINT to Qi Hai, Qi Hai executed an irrevocable power of attorney on June 29, 2006, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his rights as a shareholder in Beijing WINT. Pursuant to the capital contribution transfer agreement, dated September 5, 2008, under which Hai Qi transferred his equity interest in Beijing WINT to Jingye Sun and Li Ai, each of Jingye Sun and Li Ai executed an irrevocable power of attorney on September 5, 2008, granting Yunfan Zhou or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing WINT. Yunfan Zhou executed an undertaking letter on October 13, 2008 with Yang Yang, Jingye Sun and Li Ai, the shareholders of Beijing WINT, to confirm that such shareholders revoked the power of attorney they previously granted to Yunfan Zhou. Each of Yang Yang, Jingye Sun and Li Ai executed an irrevocable power of attorney on October 13, 2008, granting Leilei Wang or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Beijing WINT.

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

Each of Yang Li and Guijun Wang, the shareholders of BJXR, executed an irrevocable power of attorney on January 26, 2006, granting Yunfan Zhou or any other designee of Anjian Xingye full power and authority to exercise all of his or her rights as a shareholder in BJXR. Yunfan Zhou executed an undertaking letter on October 13, 2008 with Yang Li and Guijun Wang to confirm that they revoked the power of attorney they previously granted to Yunfan Zhou. Each of Yang Li and Guijun Wang executed an irrevocable power of attorney on October 13, 2008, granting Leilei Wang or any other designee of Anjian Xingye full power and authority to exercise all of his or her rights as a shareholder in BJXR. Each such power of attorney was terminated on February 8, 2009, on which day, each of Yang Li and Guijun Wang executed a new irrevocable power of attorney granting Leilei Wang or any other designee of KongZhong China full power and authority to exercise all of his or her rights as a shareholder in BJXR.

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

Zhen Yang, a shareholder of Dacheng, executed an irrevocable power of attorney on May 13, 2010, granting Leilei Wang or any other designee of KongZhong China full power and authority to exercise all of his or her rights as a shareholder in Dacheng. In addition, Leilei Wang executed a power of attorney on May 13, 2010 granting KongZhong China full power and authority to exercise all of his rights as a shareholder in Dacheng.

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

Services Provided by Prosten

Leilei Wang, our Chief Executive Officer and the Chairman of our Board of Directors, holds 19.84% of the ordinary shares of Prosten Technology Holdings Limited (“Prosten”) through Right Advance Management Limited (“Right Advance”), a British Virgin Islands company he controls. Prosten and its subsidiary companies engage in the business of providing solutions to companies that provide mobile and search services. In 2010, 2011 and 2012, Prosten provided us with mobile value-added services valued at US$3.2 million, US$3.8 million and US$1.5 million, respectively.

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

The high and low closing prices of our ADSs on NASDAQ since 2008 are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2008	6.89	2.44
2009	16.00	3.47
2010	13.34	5.29
2011	10.78	3.55
2012	8.15	4.08

Quarterly:
First Quarter, 2011	10.07	6.39
Second Quarter, 2011	10.78	4.78
Third Quarter, 2011	5.88	3.55
Fourth Quarter, 2011	5.19	3.69
First Quarter, 2012	6.15	4.08
Second Quarter, 2012	8.06	4.98
Third Quarter, 2012	8.15	6.44
Fourth Quarter, 2012	6.72	5.34

Monthly:
October 2012	6.72	5.61
November 2012	6.05	5.55
December 2012	5.93	5.34
January 2013	6.30	5.56
February 2013	6.82	5.71
March 2013	6.57	6.02
April 2013 (through April 12)	6.27	6.03

(1)	Our ADSs commenced trading on the NASDAQ Global Market on July 9, 2004.

Item 10.	Additional Information

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

Material Contracts

Other than the contracts described in “Item 4 — Information on the Company” and “Item 7 — Major Shareholders and Related Party Transactions,” we and our operating companies have not entered into any material contracts that are not in the ordinary course of business within the two years preceding the date of this annual report.

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

We have received an undertaking from the Governor-in-Council of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, for a period of 20 years from the date of such undertaking (which was May 21, 2002), no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of an estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividends or other distribution of income or capital by us.

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

Taxation of Dividends

Under the United States Federal income tax laws, and subject to the PFIC rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States Federal income tax purposes) is subject to United States Federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will not be qualified dividend income for any distribution in any year that we are a PFIC or in the year following a year in which we were a PFIC. Those dividends will be taxable to you at ordinary income tax rates. For all other years, dividends we pay with respect to the ADSs generally will be qualified dividend income, provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States.

The dividend is taxable to you when the depositary bank receives the dividend, actually or constructively. The depositary will be in constructive receipt of the dividend when the dividend is made unqualifiedly subject to the demand of the depositary. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States Federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States Federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends. If the dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot foreign currency/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Therefore, since the value of the foreign currency may decrease before you actually convert the currency into U.S. dollars, you may actually be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will ultimately receive. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rates applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends will be generally income from sources outside the United States, and, depending on your circumstances, will be either “passive” income or “general” income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States Federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period of greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

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

Passive income generally includes dividends, interest, royalties, rents (not including certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

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

The special PFIC tax rules described above will not apply to you if you make an effective mark-to-market election — that is, you elect to mark to market annually the gains and losses in our ADSs, and our ADSs are treated as “marketable stock.” We believe that our ADSs are and will continue to be “marketable stock” as long as they continue to be traded on NASDAQ, other than in de minimis quantities, on at least 15 days during each calendar quarter. Under the mark-to-market rules, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs at the end of the taxable year over your adjusted basis in your ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You may also take ordinary losses in respect of the excess, if any, of the adjusted basis of your ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your ADSs will be taxed as ordinary income. The mark-to-market election will generally apply to any taxable year in which we are treated as a PFIC and you hold our ADSs.

In addition, notwithstanding any election you make with regard to the ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States Federal income tax purposes) in your gross income and it will be subject to tax at rates applicable to ordinary income.

Your ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we will no longer be classified as a PFIC in 2013 and subsequent years. For purposes of this rule, if you make a mark-to-market election with respect to your ADSs, you will be treated as having a new holding period in your ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Additionally, even if you did not make a mark-to-market election, you may still cause your ADSs to no longer be treated as stock in a PFIC by making a “deemed sale election” with respect to your ADSs. If you make such an election, you will be treated as having sold your ADSs on the last date of the last taxable year in which we qualified as a PFIC (the “termination date”) for their fair market value, with the special rules described above applying to such sale. For purposes of the PFIC rules only, you will then be treated as having a new holding period starting on the day following the termination date.

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

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash and cash equivalents placed with our banks and, to a lesser extent, also relates to held-to-maturity securities and loans to a third party. We have not used any derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. As of December 31, 2012, we had cash and cash equivalents of US$120.7 million. A 0.5% increase in the interest rate will result in an estimated increase of approximately US$0.6 million in interest income, and a 0.5% reduction in the interest rate will result in an estimated decrease of approximately US$0.6 million in interest income generated each year from our cash and cash equivalents.

However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Currency Risk

While our reporting currency is the U.S. dollar, the majority of our revenues, costs and liabilities are denominated in Renminbi. As of December 31, 2012, about 58.7% of our assets were denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the PBOC introduced a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. Daily fluctuations of the Renminbi against the basket of currencies were limited to 0.3% per day until May 21, 2007, when the floating band was widened to 0.5% per day, according to an announcement by the PBOC. On April 14, 2012, the PBOC again increased the permitted Renminbi fluctuation range to 1.0% per day from the previously adopted fluctuation range of 0.5% per day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. We cannot guarantee that the Renminbi will not be permitted to enter into a full float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. As we receive substantially all of our revenues in Renminbi and a majority of our cash and cash equivalents are denominated in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. As of December 31, 2012, we had cash and cash equivalents in the amount of US$120.7 million. A 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$1.1 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$1.1 million in our total amount of cash and cash equivalents.

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

As part of our cash management, we converted a small portion of our cash and cash equivalents in U.S. dollars into Euros in 2008. We converted such cash and cash equivalents back into U.S. dollars in 2009. As a result, we currently do not have any cash or cash equivalents in currencies other than U.S. dollars or Renminbi. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk and may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

From our inception to 2006, the PRC did not experience significant inflation. According to the China Statistical Bureau, the PRC’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.3%, 5.4% and 2.7%, in 2010, 2011 and 2012, respectively. Inflation generally affects us by increasing the cost of our personnel, technology, content and rent. As we intend to meet our future funding needs through cash flow generated from operating activities and the proceeds from our initial public offering, we do not believe inflation will have a material effect on our financing costs.

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

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges, such as:

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

For the period from May 1, 2012 to April 30, 2013, we are entitled to receive from Citibank reimbursement payments totaling US$247,339 for the expenses we incurred that are related to our ADS program, including, but not limited to, our continuing annual stock exchange listing fees and our expenses in connection with investor relationship programs. There are limits on the amount of expenses for which Citibank will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees Citibank collects from investors.

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

In connection with the issuance of our convertible senior note and warrant to NGP, we have agreed on certain covenants. As long as NGP holds the convertible senior note or the warrant and maintains ownership of an aggregate amount of not less than 78 million of our ordinary shares comprised of the ordinary shares into which the convertible senior note is converted or convertible and for which the warrant is exercised or exercisable, we cannot, without the prior written consent of NGP, (i) authorize or issue any security senior to or pari passu with the convertible senior note or any security senior to our ordinary shares; (ii) enter into any agreement for indebtedness, including guarantees and like contingent obligations; or (iii) authorize or issue any ordinary shares for an amount less than US$0.125 per ordinary share, or US$5.0 per ADS, such that the amounts of securities or obligations described in (i), (ii) and (iii) would exceed US$10,000,000, either individually or in the aggregate. Under the same conditions, we cannot, without the prior written consent of NGP, change the terms of the convertible senior note or warrant; engage in any related party transactions, other than those in the ordinary course of business, with any of our executive officers, Directors, any holder of 5% or more of our voting shares as reflected in our Register of Members or the Schedule 13D or 13E filed with the SEC, or any affiliate of our company, executive officers, Directors or such holders of our voting shares; or make any recommendation to holders of our ordinary shares or ADSs or take other actions by our Board of Directors that would materially and adversely affect NGP’s rights under the convertible senior note or warrant or the ordinary shares issuable upon their respective conversion or exercise, subject to applicable laws, including laws governing the fiduciary duties of our Board of Directors, and our Memorandum and Articles of Association.

Use of Proceeds

The following “Use of Proceeds” information relates to our registration statement on Form F-1 (File No. 333-116172) filed by us in connection with our initial public offering. The registration statement became effective on July 8, 2004.

The net proceeds to us from our initial public offering, after deducting fees and expenses, were US$73,434,703. As of December 31, 2012, we had used the entire net proceeds from the initial public offering. See our annual report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on June 27, 2011.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report. They have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were designed, and were effective, to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting. At the direction of the government of the PRC in accordance with the Scheme for the Localization Restructuring of Chinese-Foreign Cooperative Accounting firms, Deloitte Touche Tohmatsu CPA Limited has restructured to a new partnership and changed its nameto Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP hassucceeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013. Deloitte Touche Tohmatsu CPA Limited and Deloitte Touche Tohmatsu Certified Public Accountants LLP are hereinafter referred to as Deloitte Touche Tohmatsu.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of KongZhong Corporation

We have audited the internal control over financial reporting of KongZhong Corporation, its subsidiaries and variable interest entities (collectively, the “Company”) as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Company and our report dated April 16, 2013, expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the adoption of the authoritative guidance on the presentation of comprehensive income.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April 16, 2013

Item 16A.	Audit Committee Financial Expert

Our Board determined that Hope Ni and Xiaoxin Chen, who are our Independent Directors, according to the requirements of the U.S. securities laws and the NASDAQ Listing Rules, are audit committee financial experts within the meaning of the U.S. securities laws. See “Item 6 — Directors and Senior Management and Employees.”

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to all our employees, including our chief executive officer, chief financial officer, president and financial controller. We have filed the code of ethics as an exhibit to this annual report and have posted the text of such code on our Internet website at http://corp.kongzhong.com/aboutus/ethics/.

Item 16C.	Principal Accountant Fees and Services

Deloitte Touche Tohmatsu has served as our independent registered public accounting firm for each of the fiscal years ended on December 31, 2010, 2011 and 2012, for which audited financial statements appear in this annual report on Form 20-F. The independent registered public accounting firm is elected annually by our shareholders at our annual general meeting. The audit committee will propose to our shareholders at the 2013 annual general meeting that Deloitte Touche Tohmatsu be elected as our auditor for fiscal year 2013.

Audit Fees

The aggregate fees billed in each of 2011 and 2012 for professional services rendered by the independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were US$1.1 million and US$1.1 million, respectively.

Audit-Related Fees

There was no fee billed in either of 2011 and 2012 for assurance and related services rendered by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees.”

Tax Fees

There was no fee billed in either of 2011 and 2012 for professional services relating to tax compliance, tax advice and tax planning rendered by the independent registered public accounting firm.

All Other Fees

There was no fee billed in any of 2010, 2011 and 2012 for products and services provided by the independent registered public accounting firm, other than the services reported above under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees.”

Audit Committee’s Pre-approval Policies and Procedures

The Audit Committee of our Board is directly responsible for the appointment, compensation and oversight of the work of independent registered public accounting firms. Pursuant to the Audit Committee Charter adopted by the Board on June 11, 2004, the committee has the authority and responsibility to appoint, retain and terminate an independent registered public accounting firm (subject, if applicable, to ratification by our ordinary shareholders), and has sole authority to approve all audit engagement fees and terms. The Audit Committee has the power to pre-approve, or to adopt appropriate procedures to pre-approve, all audit and non-audit services to be provided by independent registered public accounting firms, and to consider whether the outside auditors’ provision of non-audit services to us is compatible with maintaining the independence of the outside auditors. The Audit Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by independent registered public accounting firms, provided that such approvals are presented to the Audit Committee at its next scheduled meeting.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of Publicly Announced Plan (1)	Maximum Number of ADSs that May Yet be Purchased Under the Plan
September 2011	21,527	US$	3.9655	21,527	4,978,473
October 2011	255,715	US$	4.2846	277,242	4,722,758
November 2011	147,256	US$	4.8350	424,498	4,575,502
December 2011	182,980	US$	4.3736	607,478	4,392,522
January 2012	195,778	US$	4.4226	803,256	4,196,744
February 2012	146,279	US$	4.4432	949,535	4,050,465
April 2012	14,921	US$	4.9490	964,456	4,035,544
May 2012	189,044	US$	6.7027	1,153,500	3,846,500
June 2012	680,981	US$	7.7876	1,834,481	3,165,519
July 2012	519,056	US$	7.9891	2,353,537	-
November 2012	57,586	US$	5.9217	57,586	4,942,414
December 2012	305,221	US$	5.6110	362,807	4,637,193

(1)	A share repurchase program, for up to US$15 million in ADSs, was publicly announced on September 29, 2011, and a second share repurchase program, for up to US$ 20 million in ADSs, was publicly announced on October 26, 2012.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Rule 5635(c) of the NASDAQ Rules requires a NASDAQ-listed company to obtain its shareholders’ approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company under certain circumstances. Rule 5615 of the NASDAQ Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. On December 15, 2009, we entered into a share purchase agreement, pursuant to which we agreed to issue a number of our ordinary shares to Dacheng’s shareholders. (See Item 4. — Information on the Company — Investments and Acquisitions). Our Cayman Islands counsel, Maples and Calder, provided a letter to NASDAQ, dated January 15, 2010, certifying that under Cayman Islands law, there are no prohibitions on the issuance of securities in connection with the acquisition of the stock or assets of another company without obtaining prior approval from our shareholders. Other than the home country practices described above, we have followed and intend to continue to follow the applicable corporate governance standards under the NASDAQ Rules.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide the financial statements and related information specified in Item 18.

Item 18. Financial Statements

See “Index to Consolidated Financial Statements for the Years Ended December 31, 2010, 2011 and 2012” for a list of all financial statements filed as part of this annual report.

Item 19. Exhibits

See Exhibit Index beginning on page Exhibit - 1.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  April 16, 2013

KONGZHONG CORPORATION

By:	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer

EXHIBITS INDEX

Number	Description of Exhibit
1.1(4)	Amended and Restated Articles of Association, as adopted on September 6, 2005.

1.2(1)	Amended and Restated Memorandum of Association, as adopted on June 11, 2004.

2.1(1)	Specimen of share certificate.

2.2(2)	Form of Deposit Agreement among the registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts thereunder, including the form of American Depositary Receipt.

4.1(1)	Shareholders Agreement.

4.2(1)	English Translation of Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004.

4.3(5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Zhen Huang, Guijun Wang and Yunfan Zhou, dated October 16, 2006.

4.4(1)	English Translation of Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004.

4.5(5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006.

4.6(1)	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.

4.7(1)	English Translation of Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.

4.8(1)	English Translation of Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.

4.9(5)	Exclusive Technical and Consulting Services Agreement between KongZhong China Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2006.

4.10(5)	Capital Contribution Transfer Agreement among Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang, dated October 16, 2006.

4.11(5)	Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.12(5)	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

Exhibit - 1

Number	Description of Exhibit
4.13(5)	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.14(7)	Undertaking by Yunfan Zhou with Linguang Wu, Songlin Yang, Guijun Wang and Zhen Huang, dated October 13, 2008.

4.15(7)	Power of Attorney by Guijun Wang, dated October 13, 2008.

4.16(7)	Power of Attorney by Linguang Wu, dated October 13, 2008.

4.17(7)	Power of Attorney by Songlin Yang, dated October 13, 2008.

4.18(7)	Power of Attorney by Zhen Huang, dated October 13, 2008.

4.19(1)	English Translation of Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.20(5)	Capital Contribution Transfer Agreement among Zhen Huang, Yunfan Zhou and Beijing AirInbox Information Technologies Co., Ltd., dated October 27, 2006.

4.21(4)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Li Yang, Wu Xuelei and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.22(4)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.23(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.24(4)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.25(7)	Undertaking by Yunfan Zhou with Yang Li and Xuelei Wu, dated October 13, 2008.

4.26(7)	Power of Attorney by Xuelei Wu, dated October 13, 2008.

4.27(7)	Power of Attorney by Yang Li, dated October 13, 2008.

4.28(5)	Capital Contribution Transfer Agreement among Linguang Wu, Guijun Wang, Hai Qi and Yang Yang, dated June 29, 2006.

4.29(7)	Capital Contribution Transfer Agreement among Hai Qi, Jingye Sun, Li Ai and Yang Yang, dated September 5, 2008.

4.30(7)	Amendment to Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

Exhibit - 2

Number	Description of Exhibit
4.31(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Wireless Interactive Network Technologies Co., Ltd., dated February 28, 2005.

4.32(7)	Amendment to Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.33(7)	Amendment to Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.34(7)	Undertaking by Yunfan Zhou with Yang Yang, Jingye Sun and Li Ai, dated October 13, 2008.

4.35(7)	Power of Attorney by Yang Yang, dated October 13, 2008.

4.36(7)	Power of Attorney by Jingye Sun, dated October 13, 2008.

4.37(7)	Power of Attorney by Li Ai, dated October 13, 2008.

4.38(7)	Capital Contribution Transfer Agreement among Shaoying Zhang, Yanli You, Xu Guo and Yang Yang, dated March 27, 2009.

4.39(7)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Xu Guo, Yang Yang and Shanghai Mailifang Communications Ltd., dated April 1, 2009.

4.40(7)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Shanghai Mailifang Communications Ltd., dated April 1, 2009.

4.41(7)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Shanghai Mailifang Communications Ltd., Xu Guo and Yang Yang, dated April 1, 2009.

4.42(7)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Shanghai Mailifang Communications Ltd., Xu Guo and Yang Yang, dated April 1, 2009.

4.43(7)	Power of Attorney by Xu Guo, dated April 1, 2009.

4.44(7)	Power of Attorney by Yang Yang, dated April 1, 2009.

4.45(4)	Share Purchase Agreement among KongZhong Corporation, Wang Gui Jun, Li Yang, Sharp Edge Group Limited, Anjian Xingye Technology (Beijing) Co., Ltd., Beijing Xinrui Network Technology Co., Ltd., the Xinrui Shareholders, Ho Chi Sing, Sun Jing Ye and Ai Li, dated January 26, 2006.

4.46(7)	Undertaking by Yunfan Zhou with Yang Li and Guijun Wang, dated October 13, 2008.

4.47(8)	Option Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd., dated February 8, 2010.

4.48(8)	Exclusive Technical and Consulting Services Agreement between Beijing Xinrui Technology Co., Ltd. and KongZhong China Co., Ltd., dated February 8, 2009.

Exhibit - 3

Number	Description of Exhibit
4.49(8)	Share Pledge Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd.,, dated February 8, 2009.

4.50(8)	Business Operation Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd.,, dated February 8, 2009.

4.51(8)	Power of Attorney by Yang Li, dated February 8, 2009.

4.52(8)	Power of Attorney by Guijun Wang, dated February 8, 2009.

4.53(8)	Equity Transfer Agreement among Tao Jia, Longteng Gao, Jianguang Li and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.54(8)	English Translation of Option Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.55(8)	English Translation of Exclusive Technical Consulting and Services Agreement between Simlife (Beijing) Science Co., Ltd. and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.56(10)	English Translation of Amendment to Exclusive Technical Consulting and Services Agreement between Simlife (Beijing) Science Co., Ltd. and Xiamen Xinreli Technology Co., Ltd., dated April 12, 2012.

4.57(8)	English Translation of Equity Pledge Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia and Junhong Chen, dated June 29, 2009.

4.58(8)	English Translation of Business Operations Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.59(8)	Power of Attorney by Tao Jia, dated June 29, 2010.

4.60(8)	Power of Attorney by Junhong Chen, dated June 29, 2010.

4.61(8)	Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang and Tianshu Wu,, dated December 15, 2009.

4.62(8)	First Amendment to the Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang and Tianshu Wu, dated January 13, 2010.

4.63(8)	Second Amendment to the Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang and Tianshu Wu, dated May 13, 2010.

4.64(8)	Share Transfer Agreement among Leilei Wang, Xiaolong Li, Tong Zhang, Tianshu Wu and Shanghai Dacheng Network Technology Co., Ltd., dated May 13, 2010.

4.65(8)	Option Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang,, dated May 13, 2010.

4.66(8)	Exclusive Technical Consulting and Services Agreement between KongZhong China Co., Ltd. and Shanghai Dacheng Network Technology Co., Ltd., dated May 13, 2010.

4.67(8)	Share Pledge Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang,, dated May 13, 2010.

Exhibit - 4

Number	Description of Exhibit
4.68(8)	Business Operations Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang,, dated May 13, 2010.

4.69(8)	Power of Attorney by Zhen Yang, dated May 13, 2010.

4.70(8)	Confirm Letter by Leilei Wang, dated May 13, 2010.

4.71(7)	English Translation of Technical Service Agreement on MonternetTM WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2008.

4.72(7)	English Translation of Technical Service Agreement on Short Message Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 1, 2008.

4.73(7)	English Translation of Technical Service Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 18, 2008.

4.74(7)	English Translation of Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated November 11, 2008.

4.75(6)	English Translation of Technical Service Agreement between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated September 1, 2007.

4.76(6)	English Translation of Technical Service Agreement between China Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 5, 2007.

4.77(8)	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Beijing Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 1, 2008.

4.78(8)	English Translation of Technical Service Agreement on Monternet Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated April 23, 2009.

4.79(8)	English Translation of Technical Service Agreement on Network-wide Value-added Services SP Cooperation between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2009.

4.80(9)	English Translation of Technical Service Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2010.

4.81(9)	English Translation of Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 1, 2010.

4.82(9)	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Jiangsu Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated September 21, 2009.

Exhibit - 5

Number	Description of Exhibit
4.83(9)	English Translation of Cooperation Agreement on Game Business SP between China Mobile Group Jiangsu Co. Ltd. and Beijing WINT Information Technologies Co., Ltd., dated October 27, 2009.

4.84(9)	English Translation of Technical Service Agreement on Network-wide Value-added Services SP Cooperation between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2010.

4.85(10)	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Jiangsu Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated October 16, 2010.

4.86(10)	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Jiangsu Co. Ltd. and Beijing WINT Information Technologies Co., Ltd., dated October 16, 2010.

4.87(10)	English Translation of Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated August 1, 2011.

4.88(10)	English Translation of Technical Service Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated August 1, 2011.

4.89(7)	Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated March 18, 2009.

4.90(7)	First Amendment to Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated April 9, 2009.

4.91(10)	Share Purchase Agreement by and among KongZhong Corporation, Noumena Innovation (BVI) Ltd., Brilliant International Limited, Noumena Productions Limited, Xin Pang, Chuang Xu, Winged Tiger Limited, Rational Trading (BVI) Limited, Pei-Jen Chang, Michael Tse, Victor Su, Timothy Wang, Alan Young and Steven Hong, dated February 15, 2012.

4.92(10)	English Translation of Asset Transfer Agreement among KongZhong Corporation, Beijing Noumena Innovations Co., Ltd., Pang Xin and Xu Chuang, dated February 10, 2012.

4.93	Form of Warrant to purchase ordinary shares of KongZhong Corporation, issued to Meteor Entertainment, Inc., dated August 2, 2012.

4.94	Registration Rights Agreement by and between KongZhong Corporation and ArenaNet, Inc., dated August 28, 2012.

4.95	Form of Warrant to purchase ordinary shares of KongZhong Corporation, issued to ArenaNet, Inc., dated August 28, 2012.

4.96	Warrant Purchase Agreement among KongZhong Corporation, Fit Run Limited and Nokia Growth Partners II, L.P., dated August 28, 2012.

4.97(6)	Form of Employment Agreement.

4.98(6)	Form of Confidentiality and Non-Compete Agreement.

8.1	List of Significant Subsidiaries and Consolidated Entities.

11.1(3)	Code of Business Conduct and Ethics.

12.1	CEO Certification pursuant to Rule 13a-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a).

13.1	CEO Certification pursuant to Rule 13a-14(b).

Exhibit - 6

Number	Description of Exhibit
13.2	CFO Certification pursuant to Rule 13a-14(b).

23.1	Consent of Commerce & Finance Law Offices.

23.2	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation as filed with the SEC on June 28, 2005 and incorporated herein by reference thereto.

(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 16, 2006 and incorporated herein by reference thereto.

(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 20, 2007 and incorporated herein by reference thereto.

(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 19, 2008 and incorporated herein by reference thereto.

(7)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on April 29, 2009 and incorporated herein by reference thereto.

(8)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 4, 2010 and incorporated herein by reference thereto.

(9)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 27, 2011 and incorporated herein by reference thereto.

(10)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on April 16, 2012 and incorporated herein by reference thereto.

*	Pursuant to Rule 406T of Regulation S−T, these interactive data file exhibits are not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section.

Exhibit - 7

KONGZHONG CORPORATION

Report of Independent Registered Public Accounting

Firm and Consolidated Financial Statements

For the years ended December 31, 2010, 2011 and 2012

KONGZHONG CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

KONGZHONG CORPORATION

We have audited the accompanying consolidated balance sheets of KongZhong Corporation and its subsidiaries and variable interest entities (collectively, the "Company") as of December 31, 2011 and 2012 and the related consolidated statements of comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2012, and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of KongZhong Corporation and its subsidiaries and variable interest entities as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Company on January 1, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 16, 2013

KONGZHONG CORPORATION

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	As of December 31,
	2011	2012
Assets

Current assets
Cash and cash equivalents	$129,511,530	$120,694,716
Held-to-maturity securities	17,299,116	17,465,340
Trading securities	7,754,630	-
Loans to third party	22,187,307	-
Accounts receivables, net of allowance of $222,007 and $5,626 as of December 31, 2011 and 2012	19,902,975	23,699,745
Prepaid expenses and other current assets	4,146,025	4,717,674

Total current assets	200,801,583	166,577,475
Rental deposits	511,152	747,491
Property and equipment, net	3,620,279	3,065,486
Long-term investments	-	3,999,999
Goodwill	72,967,109	87,551,023
Acquired intangible assets, net	2,347,891	75,069,314
Restricted cash	-	35,773,340

Total assets	$280,248,014	$372,784,128

Liabilities and shareholders' equity

Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIEs") without recourse to the Company of $15,343,859 and $42,326,895 as of December 31, 2011 and 2012, respectively)	$15,347,033	$42,612,324
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of $7,852,121 and $9,435,188 as of December 31, 2011 and 2012, respectively)	9,489,794	18,276,365
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Company of $2,796,228 and $3,585,350 as of December 31, 2011 and 2012, respectively)	4,043,619	3,784,866
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of $nil and $nil as of December 31, 2011 and 2012, respectively)	3,645,583	6,556,007

Total current liabilities	$32,526,029	$71,229,562

Commitments and contingencies (Note 27)

Convertible senior note, net of discount due to beneficial conversion feature	1,272,619	-
Non-current deferred tax liability (including non-current deferred tax liability of the consolidated VIEs without recourse to the Company of $271,622 and $10,498 as of December 31, 2011 and 2012, respectively)	271,622	10,498
Long-term liabilities (including long-term liabilities of the consolidated VIEs without recourse to the Company of $nil and $18,660,000 as of December 31, 2011 and 2012, respectively)	-	18,660,000

Total liabilities	$34,070,270	$89,900,060

Ordinary shares ($0.0000005 par value; 1,000,000,000,000 shares authorized, 1,661,939,143 and 1,678,097,663 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	829	832
Additional paid-in capital	131,140,682	126,786,049
Warrants	677,332	15,566,332
Accumulated other comprehensive income	46,186,277	46,618,263
Statutory reserve	10,341,491	10,572,330
Retained earnings	57,831,133	83,340,262

Total shareholders' equity	246,177,744	282,884,068

Total liabilities and shareholders' equity	$280,248,014	$372,784,128

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In US dollars)

	For the years ended December 31,
	2010	2011	2012

Revenues	$149,583,364	$160,008,435	$186,379,708
Sales tax	(3,208,933)	(3,827,823)	(5,793,557)

Net revenues	146,374,431	156,180,612	180,586,151
Cost of revenues	(80,238,617)	(91,930,241)	(103,130,272)

Gross profit	66,135,814	64,250,371	77,455,879

Operating expenses
Product development (including share-based compensation expense of $1,038,275, $614,780 and $468,232 for 2010, 2011 and 2012, respectively)	(23,964,697)	(15,416,944)	(18,382,383)
Selling and marketing (including share-based compensation expense of $131,396, $121,623 and $227,804 for 2010, 2011 and 2012, respectively)	(18,975,617)	(20,891,615)	(24,586,039)
General and administrative (including share-based compensation expense of $3,830,585, $3,843,119 and $3,768,461 for 2010, 2011 and 2012, respectively)	(10,481,827)	(11,582,200)	(11,629,273)
Impairment loss on goodwill	(2,998,317)	(20,255,242)	-
Impairment loss on intangible assets	(5,730,579)	(3,927)	-

Total operating expenses	(62,151,037)	(68,149,928)	(54,597,695)

Change in fair value of contingent consideration for business acquisition	10,894,533	(3,729,513)	-
Government subsidies	337,663	319,319	301,359

Income (loss) from operations	15,216,973	(7,309,751)	23,159,543

Interest income	2,342,761	3,569,175	5,231,308
Interest income from loans to third party	-	1,193,226	453,602
Interest expense	(1,059,905)	(487,763)	(262,758)
Impairment loss on cost method investment	(1,509,912)	-	-
Loss on extinguishment of debt upon prepayment of convertible senior note	-	(1,567,472)	-
Exchange gain	-	-	387,642
Investment income	883,285	85,561	261,473

Net income (loss) before income taxes	15,873,202	(4,517,024)	29,230,810
Income taxes expense	(3,950,003)	(3,137,838)	(3,490,842)

Net income (loss)	$11,923,199	$(7,654,862)	$25,739,968

Net income (loss) per share, basic	$0.01	$(0.00)	$0.02

Net income (loss) per share, diluted	$0.01	$(0.00)	$0.01

Weighted average shares used in calculating basic net income (loss) per share	1,466,947,693	1,607,110,119	1,661,864,846

Weighted average shares used in calculating diluted net income (loss) per share	1,547,870,678	1,607,110,119	1,721,622,756

Net income (loss)	$11,923,199	$(7,654,862)	$25,739,968
Other comprehensive income
Foreign currency translation adjustments	9,044,087	13,871,922	431,986

Comprehensive income	$20,967,286	$6,217,060	$26,171,954

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In US Dollars)

						Accumulated
			Additional	Shares issuable		other			Total
	Ordinary shares		paid-in	in connection		comprehensive	Statutory	Retained	shareholders'
	Shares	Amount	capital	with acquisition	Warrants	income	reserve	earnings	equity

Balance as of January 1, 2010	1,409,396,360	$705	$83,862,222	$1,325,917	$677,332	$23,270,268	$8,600,893	$55,303,394	$173,040,731
Issuance of ordinary shares for share-based compensation	52,750,000	26	386,524	-	-	-	-	-	386,550
Issuance of ordinary shares for acquisition of businesses	48,760,213	24	15,871,493	(1,325,917)	-	-	-	-	14,545,600
Share-based compensation recognized	-	-	5,000,256	-	-	-	-	-	5,000,256
Provision for statutory reserve	-	-	-	-	-	-	791,897	(791,897)	-
Other comprehensive income	-	-	-	-	-	9,044,087	-	-	9,044,087
Net income	-	-	-	-	-	-	-	11,923,199	11,923,199

Balance as of January 1, 2011	1,510,906,573	$755	$105,120,495	$-	$677,332	$32,314,355	$9,392,790	$66,434,696	$213,940,423

Issuance of ordinary shares for share-based compensation	47,500,000	24	302,051	-	-	-	-	-	302,075
Issuance of ordinary shares for acquisition of business	123,532,570	62	29,220,481	-	-	-	-	-	29,220,543
Share-based compensation recognized	-	-	4,579,522	-	-	-	-	-	4,579,522
Repurchase of ordinary shares	(20,000,000)	(12)	(2,748,567)	-	-	-	-	-	(2,748,579)
Prepayment of convertible senior note	-	-	(5,333,300)	-	-	-	-	-	(5,333,300)
Provision for statutory reserve	-	-	-	-	-	-	948,701	(948,701)	-
Other comprehensive income	-	-	-	-	-	13,871,922	-	-	13,871,922
Net loss	-	-	-	-	-	-	-	(7,654,862)	(7,654,862)

Balance as of January 1, 2012	1,661,939,143	$829	$131,140,682	$-	$677,332	$46,186,277	$10,341,491	$57,831,133	$246,177,744

Issuance of ordinary shares for share-based compensation	27,500,000	14	277,295	-	-	-	-	-	277,309
Issuance of ordinary shares for acquisition of business	40,000,000	20	4,229,980	-	-	-	-	-	4,230,000
Share-based compensation recognized	-	-	4,464,497	-	-	-	-	-	4,464,497
Repurchase of ordinary shares	(74,141,480)	(42)	(14,590,313)	-	-	-	-	-	(14,590,355)
Conversion of convertible senior note	22,800,000	11	1,263,908	-	-	-	-	-	1,263,919
Issuance of warrants	-	-	-	-	14,889,000	-	-	-	14,889,000
Provision for statutory reserve	-	-	-	-	-	-	230,839	(230,839)	-
Other comprehensive income	-	-	-	-	-	431,986	-	-	431,986
Net income	-	-	-	-	-	-	-	25,739,968	25,739,968

Balance as of December 31, 2012	1,678,097,663	$832	$126,786,049	$-	$15,566,332	$46,618,263	$10,572,330	$83,340,262	$282,884,068

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2010	2011	2012
Operating activities:
Net income (loss)	$11,923,199	$(7,654,862)	$25,739,968
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7,691,043	4,443,449	7,628,005
Loss (gain) on disposal of property and equipment	5,037	(37,099)	(6,694)
Provision of bad debt	45,857	222,007	5,626
Impairment loss on cost method investment	1,509,912	-	-
Impairment loss on goodwill	2,998,317	20,255,242	-
Impairment loss on intangible assets	5,730,579	3,927	-
Change in fair value of contingent consideration for business acquisition	(10,894,533)	3,729,513	-
Share-based compensation	5,000,256	4,579,522	4,464,497
Loss on extinguishment of debt upon prepayment of convertible senior note	-	1,567,472	-
Amortization of the debt discount	585,627	294,543	36,297
Changes in operating assets and liabilities
Accounts receivable	4,855,600	2,902,691	(3,757,638)
Prepaid expenses and other current assets	(337,872)	3,748,469	(387,517)
Rental deposits	78,309	98,928	(233,859)
Trading securities	81,617	(8,339,291)	7,602,189
Accounts payable	(3,850,530)	4,780,428	(167,693)
Deferred revenue	2,529,804	1,347,963	(266,818)
Accrued expenses and other liabilities	(5,498,911)	760,161	2,551,298
Income tax payable	3,560,300	730,690	3,448,253

Net cash provided by operating activities	26,013,611	33,433,753	46,655,914

Investing activities:
Acquisition of businesses (net of cash acquired $2,145,792, $nil and $586,701 for 2010, 2011, and 2012)	(8,603,609)	-	(8,413,299)
Purchase of intangible assets	-	-	(13,666,768)
Long-term investments	-	-	(3,999,999)
Loan to third party	-	(21,227,812)	-
Loan repayment from third party	-	-	22,190,124
Purchase of held-to-maturity securities	-	(17,203,826)	(319,589,646)
Proceeds from disposal of held-to-maturity securities	-	-	319,293,275
Purchase of property and equipment	(1,717,930)	(1,890,271)	(1,516,362)
Proceeds from disposal of property and equipment	6,676	37,099	6,694
Restricted cash	-	-	(35,510,803)

Net cash used in investing activities	(10,314,863)	(40,284,810)	(41,206,784)

Financing activities:
Payment of contingent consideration for acquisition of business	(1,163,064)	(14,578,427)	-
Repurchase of ordinary shares	-	(2,748,579)	(14,590,355)
Proceeds from exercise of employee stock options	386,524	302,075	277,309
Prepayment of convertible senior note	-	(9,310,000)	-

Net cash used in financing activities	(776,540)	(26,334,931)	(14,313,046)

Effect of foreign exchange rate changes	2,959,028	5,526,757	47,102

Net increase (decrease) in cash and cash equivalents	17,881,236	(27,659,231)	(8,816,814)
Cash and cash equivalents, beginning of year	139,289,525	157,170,761	129,511,530

Cash and cash equivalents, end of year	$157,170,761	$129,511,530	$120,694,716

Supplemental disclosures of cash flow information
Income taxes paid	$3,053,601	$2,561,368	$647,839
Interest paid	$508,155	$358,632	$26,730

Non-cash investing and financing activities:
Warrants issued in acquisition of game licenses	-	-	$14,889,000
Consideration payable in connection with business acquisition	-	-	$5,880,600
Contingent consideration in connection with business acquisition	$40,155,908	-	-
Ordinary shares issued for business acquisitions	$14,545,600	$29,220,543	$4,230,000

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

KongZhong Corporation ("KongZhong") was incorporated under the laws of the Cayman Islands on May 6, 2002. KongZhong and its consolidated entities (collectively, the "Company") provide wireless interactive entertainment, media and community services to mobile phone users, and internet games services.

As of December 31, 2012, details of the Company's significant majority-owned subsidiaries and VIEs are as follows:

	Incorporation or	Shareholder/
Name	acquisition date/place	nominee owner	Legal ownership	Principal activities
			%
Subsidiaries:

KongZhong Information Technologies	July 2002	KongZhong	100	Providing consulting
(Beijing) Co., Ltd. ("KongZhong Beijing")	People's Republic			and technology services
	of China ("PRC")

KongZhong China Co., Ltd.	June 2005	KongZhong	100	Providing consulting
("KongZhong China")	the PRC			and technology services

Simlife (Beijing) Science Co., Ltd.	June 2009	Simlife	100	Providing consulting
("Simlife Beijing ")	the PRC	International Inc.		and technology services

Success Blueprint Limited	October 2009	KongZhong	100	Providing novel license
("Success Blueprint")	British Virgin Islands			to overseas

Dacheng Holdings Limited	January 2010	KongZhong	100	Providing internet games
("Dacheng Holdings")	Cayman Islands			services

Dacheng Investment (Hong Kong) Limited	January 2010	KongZhong	100	Providing internet games
(“Dacheng Hong Kong”)	Hong Kong			services

Noumena Innovation (BVI) Ltd.	March 2012	KongZhong	100	Providing smart mobile
("Noumena")	British Virgin Islands			games services

Noumena Productions limited	March 2012	Noumena	100	Providing smart mobile
	Hong Kong			games services

VIEs:

Beijing AirInbox Information	April 2002	Linguang Wu	45	Providing wireless
Technologies Co., Ltd.	the PRC	SonglinYang	42	value-added services
("Beijing AirInbox")		Guijun Wang	10	to mobile phone users
		Zhen Huang	3

Beijing Wireless Interactive	February 2005	Yang Yang	40	Providing wireless
Network Technologies Co., Ltd.	the PRC	Jingye Sun	30	value-added services
("Beijing WINT")		Li Ai	30	to mobile phone users

Beijing Chengxitong Information	November 2005	Yang Li	90	Providing wireless
Technology Co., Ltd.	the PRC	Xuelei Wu	10	value-added services
("Beijing Chengxitong")				to mobile phone users

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Incorporation or	Shareholder/
Name	acquisition date/place	nominee owner	Legal ownership	Principal activities
			%

Beijing Xinrui Network Technology	January 2006	Guijun Wang	51	Providing wireless
Co., Ltd. ("Beijing Xinrui")	the PRC	Yang Li	49	value-added services
				to mobile phone users

Shanghai Mailifang Communication	March 2009	Xu Guo	90	Mobile games
Co., Ltd. ("Shanghai Mailifang")	the PRC	Yang Yang	10	developing services

Xiamen Xinreli Technology	June 2009	Tao Jia	80	Providing wireless
Co., Ltd. ("Xiamen Simlife")	the PRC	Junhong Chen	20	value-added services
				to mobile phone users

Shanghai Dacheng Network Technology	January 2010	Leilei Wang	59	Providing internet games
Co., Ltd. ("Shanghai Dacheng")	the PRC	Zhen Yang	41	services

Subsidiaries of VIE:

Beijing Boya Wuji Technologies Co., Ltd.	March 2004	Beijing AirInbox	100	Providing internet games
	the PRC			services

Tianjin Mammoth Technologies	May 2005	Beijing AirInbox	95	Mobile games
Co., Ltd. ("Tianjin Mammoth")	the PRC	Beijing WINT	5	developing services

Beijing Shiyuan Leya Culture Communication	July 2008	Beijing Xinrui	100	Providing wireless
Co., Ltd.	the PRC			value-added services to
				mobile phone users

Nanjing Net Book Culture Co., Ltd.	October 2009	Beijing Chengxitong	100	Providing
	the PRC			internet novel services

Wuxi Dacheng Network	January 2010	Shanghai Dacheng	100	Providing internet games
Technology Co.,Ltd.	the PRC			services

Shenzhen Zhida Network Technology	February 2010	Beijing WINT	100	Providing technology
Co., Ltd. ("Shenzhen Zhida")	the PRC			services to mobile
				phone manufactures

Beijing Yin'ao Fulai Culture	May 2012	Beijing Xinrui	100	Providing wireless
Development Co., Ltd.,	the PRC			value-added services to
				mobile phone users

Beijing Shangshu Boer Culture	July 2012	Beijing Xinrui	100	Providing wireless
Communication Co., Ltd.,	the PRC			value-added services to
				mobile phone users

Shanghai KongZhong Brilliant Game	July 2012	Beijing AirInbox	100	Providing internet games
Co., Ltd.	the PRC			services

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC regulations prohibit direct foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services. To comply with these regulations, the Company conducts the majority of its activities through its VIEs and their subsidiaries.

The VIEs hold the requisite licenses and permits necessary to conduct the Company’s value-added telecommunications business. KongZhong Beijing, KongZhong China, or Simlife Beijing (collectively, the "Foreign Owned Subsidiaries") have entered into the following contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Shanghai Mailifang, Xiamen Simlife, Beijing Xinrui and Shanghai Dacheng (collectively the "VIE Companies"), that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs' financial results of operations, assets and liabilities in the Company’s consolidated financial statements.

Name of Foreign Owned Subsidiaries	Name of VIE Companies

KongZhong Beijing	Beijing AirInbox
KongZhong Beijing	Beijing WINT
KongZhong Beijing	Beijing Chengxitong
KongZhong Beijing	Shanghai Mailifang
Simlife Beijing	Xiamen Simlife
KongZhong China	Beijing Xinrui
KongZhong China	Shanghai Dacheng

In making the conclusion that the Company is the primary beneficiary of the VIE Companies, the Company believes the Company’s rights under the terms of the exclusive option agreements provide it with a substantive kick out right. More specifically, the Company believes the terms of the exclusive option agreements are valid, binding and enforceable under PRC laws and regulations currently in effect. A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the exclusive option agreements, for which consent of the shareholders of VIE Companies is not required. The Company’s rights under the exclusive option agreements give the Company the power to control the shareholders of VIE Companies and thus the power to direct the activities that most significantly impact the VIE Companies’ economic performance. In addition, the Company’s rights under the powers of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIE Companies' economic performance. The Company also believes that this ability to exercise control ensures that the VIE Companies will continue to execute and renew services agreements and pay service fees to the Company. The technical and consulting service agreements are automatically renewed and may only be terminated at the Company’s sole discretion. The Company has the sole discretion to determine the amounts of the technical and consulting service fees. As a result, the Company believes that it has the rights to receive substantially all of the economic benefits from the VIE Companies.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

•	Agreements that provide the Foreign Owned Subsidiaries effective control over the VIE Companies

Business operation agreement The Foreign Owned Subsidiaries have entered into business operation agreements with the VIE Companies and their respective shareholders, respectively. Pursuant to these agreements, the VIE companies and their respective shareholders agreed to appoint individuals designated by the Foreign Owned Subsidiaries to the management team of the VIE Companies and to refrain from taking certain actions that may materially affect these VIE Companies' operations.

The business operation agreements of Beijing AirInbox and Xiamen Simlife will expire in 2016 and 2019, respectively. The business operation agreement of Beijing AirInbox will be automatically extended for another ten years unless KongZhong Beijing writes to terminate the agreement three months before the expiration of the agreement. The business operation agreement of Xiamen Simlife could be extended upon the requirements of Simlife Beijing. The business operation agreements of the remaining VIEs do not contain any expiration date. The termination of the agreements requires thirty day written notice from the Foreign Owned Subsidiaries. The VIEs have no authority to terminate the business operation agreements.

Power of attorney Each of the shareholders of the VIE Companies has also executed an irrevocable power of attorney in favor of individuals designated by the Foreign Owned Subsidiaries. Pursuant to these powers of attorney, those designated individuals have full power and authority to exercise all of such shareholders' rights with respect to their equity interests in the VIE Companies. The power of attorney has no expiration date.

Exclusive option agreement Each of the VIE Companies and their respective shareholders have also entered into an exclusive share option agreement with the respective Foreign Owned Subsidiary. Pursuant to these agreements, each of the shareholders of the VIE Companies has granted an exclusive option to the Foreign Owned Subsidiaries or their designees to purchase all or part of such shareholder's equity interest in the VIE Companies, at a purchase price equal to the respective capital of the VIE companies or a price required under PRC laws at the time of such purchase.

Equity pledge agreement Each of the shareholders of the VIE Companies has also entered into an equity pledge agreement with the respective Foreign Owned Subsidiary, pursuant to which these shareholders pledged their respective interests in the VIE Companies to guarantee the performance of such VIE Companies' payment obligations under the respective exclusive technical and consulting services agreements.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

•	Agreements that transfer economic benefits to the Foreign Owned Subsidiaries

Exclusive technical and consulting services agreement The Foreign Owned Subsidiaries have entered into exclusive technical and consulting services agreements with the VIE Companies, respectively. Pursuant to these technical and consulting services agreements, the Foreign Owned Subsidiaries provide certain technical and consulting services to the VIE Companies in exchange for service fees. The Foreign Owned Subsidiaries have the sole discretion to determine the amounts of the technical and consulting services feee.

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

The agreements may be terminated only at the option of the Foreign Owned Subsidiaries and the VIEs have no authority to terminate the exclusive technical and consulting services agreements.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with VIE Companies and their subsidiaries and their current shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	Revoke the business and operating licenses of the Foreign Owned Subsidiaries, VIE Companies and their subsidiaries;
•	Discontinue or restrict the operations of any related-party transactions among the Foreign Owned Subsidiaries, VIE Companies and their subsidiaries;
•	Impose fines or other requirements on the Foreign Owned Subsidiaries, VIE Companies and their subsidiaries;
•	Require the Company or Foreign Owned Subsidiaries, VIE Companies and their subsidiaries to revise the relevant ownership structure or restructure operations; and/or
•	Restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in China.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The Company’s ability to conduct its value-added telecommunication business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate VIE Companies and their subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over VIE Companies and their subsidiaries and their shareholder, and it may lose the ability to receive economic benefits from VIE Companies and their subsidiaries.

The interests of the shareholders of the VIE Companies may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE Companies not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIE Companies will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of VIE Companies may encounter in their capacity as beneficial owners and directors of VIE Companies, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of VIE Companies will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of VIE Companies as beneficial shareholders of VIE Companies should they act to the detriment of the Company. The Company relies on the current shareholders of VIE Companies, as directors and executive officers of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of VIE Companies, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Company's ability to control the VIE Companies also depends on the powers of attorney the Foreign Owned Subsidiaries have to vote on all matters requiring shareholder approvals in the VIE Companies. As noted above, the Company believes the powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The following financial statement amounts and balances of KongZhong's VIEs were included in the accompanying consolidated financial statements:

	As of December 31,
	2011	2012
	$	$

Total current assets	139,333,143	123,346,361
Total assets	143,283,271	217,772,519

Total current liabilities	25,992,208	55,347,433
Total liabilities	26,263,830	74,017,931

	For the years ended December 31,
	2010	2011	2012
	$	$	$

Gross revenues	145,516,670	154,828,573	177,868,368
Net income	21,053,062	22,628,312	28,331,383

	For the years ended December 31,
	2010	2011	2012
	$	$	$

Net cash provided by operating activities	23,547,374	29,159,789	43,021,136
Net cash used in investing activities	2,471,765	16,777,374	53,172,297

The VIEs contributed an aggregate of 97.3%, 96.8% and 95.4% of the consolidated gross revenues for the year ended December 31, 2010, 2011 and 2012, respectively. The Company's operations not conducted through contractual arrangements with the VIEs primarily consist of its smartphone business. As of December 31, 2011 and 2012, the VIEs accounted for an aggregate of 51.1% and 58.4%, respectively, of the consolidated total assets, and 77.1% and 82.3%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, goodwill, intangible assets and loans to third party.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and can only be used to settle the VIEs' obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests, that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever needs financial support, the Company or each of its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 28 for disclosure of restricted net assets.

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

Restricted cash

Restricted cash is related to deposits with financial institutions as guarantees to issue standby letters of credit and is restricted as to withdrawal or usage.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

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

The Company measures certain assets, including the cost method investments, at fair value on a nonrecurring basis when they are deemed to be other-than-temporarily impaired. The fair values of these investments are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Fair value of acquired assets and contingent consideration is discussed in Note 3.

Fair value of trading securities is discussed in Note 5.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company's financial statements include impairment of goodwill and other intangible assets, purchase price allocation in business combinations, accruals for revenues, valuation of warrants, valuation allowance for deferred tax assets, valuation of contingent consideration for business acquisition and share-based compensation expense. Actual results could differ from those estimates.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

In the year of 2010 and 2011, the Company recognized an impairment loss of $5,730,579 and $3,927, respectively, relating to acquired intangible assets. No impairment loss was recorded for the year ended December 31, 2012.

Business Combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, the Company has estimated the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill and indefinite-lived intangible assets

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is evaluated by the Company at least annually (at December 31) for impairment following a two-step process.

The first step compares the fair value of each reporting unit (operating segment or one level below an operating segment) to its carrying amount, including goodwill. As of December 31, 2011 and 2012, there were three reporting units, wireless value-added services ("WVAS"), mobile games and internet games. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The impairment losses of $3.0 million, $20.3 million and $nil were recorded for the years ended December 31, 2010, 2011 and 2012, respectively (see Note 11).

The Company has determined that the Company's trade names do not have determinable useful lives. Consequently, the carrying amounts of trade names are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of a comparison of the fair values of the trade names with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names exceed their fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. No impairment of intangible assets with indefinite life was recorded during the years ended December 31, 2010, 2011 and 2012.

Long-term investments

For investments in investees over which the Company does not have significant influence, the Company carries the investments at cost. The Company reviews the long-term investments for impairment whenever events or circumstances indicate that an other-than-temporary decline has occurred. An impairment loss is recognized in earnings equal to the amount of the investment's carrying amount in excess of its fair value at the assessment date. The fair value of the investment would then become the new cost basis of the investment. Impairment losses of $1.5 million, $nil million and $nil were recorded for the years ended December 31, 2010, 2011 and 2012, respectively (see Note 10).

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition and cost of revenues

The Company's revenues are derived from WVAS, mobile games service and internet games services.

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

The Company records the following fees paid to the Mobile Operator as cost of revenues:

•	Service fees paid to the Mobile Operator which are charged to the Company as a percentage, ranging from 15% to 60%, of gross revenues less bad debts.

•	Fixed transmission fees that are charged on a basis of each transmission (regardless whether the customers can be billed or pay the Mobile Operator).

In addition, cost of revenues includes amounts paid to content providers and certain payments to handset manufacturers with whom the Company has cooperation agreements.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition and cost of revenues - continued

(ii)	Mobile games

The mobile games revenues are derived from feature phone revenues and smart phone revenues.

Feature phone revenues

The Company recognizes feature phone revenues from providing mobile games services on the platforms of Mobile Operator. Mobile phone users download the mobile games in the same manner as the WVAS and the Company recognizes revenues from such feature phone mobile games services in the same way as the WVAS revenues are recognized.

Smart phone revenues

The Company recognizes smart phone revenues from providing mobile games services on platforms such as global iOS and Android platforms. Smart phone users download the mobile games on iOS and Android platform. The Company adopts the item-based revenue model. The basic game play functions are free of charge, and players are charged for purchases of in-game items. Revenues from the sales of in-game items are recognized when the items are consumed by the customers.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Allowance for credit losses

The allowance for credit losses related to accounts receivable is maintained at a level considered by management to be adequate to absorb an estimate of probable future losses existing at the balance sheet date. In estimating probable losses, the Company reviews accounts that are past due or in bankruptcy and accounts that may have higher credit risk using information available about the customer. The Company arrives at an estimated loss for specific doubtful accounts. This process is based on estimates, and ultimate losses may differ from those estimates. Receivable balance is written off when the Company determines that the balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance when received. The Company considers an accounts receivable balance past due when payment has not been received within the stated terms. The charges related to allowance for credit losses for the years ended December 31, 2010, 2011 and 2012 were $45,857, $222,007 and $5,626, respectively.

Movement of allowance for credit losses is as follows:

	Balance at	Charged to		Balance at
	beginning of the year	expense	Written-off	end of the year
2010	$-	$45,857	$(45,857)	$-
2011	$-	$222,007	$-	$222,007
2012	$222,007	$5,626	$(222,007)	$5,626

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

Government subsidies

The Company receives subsidies from the local government authorities as incentives for local area development and technology development. The Company records the government subsidies that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs, as income in the period in which such subsidies are received. The Company received total government subsidies of $337,663, $319,319 and $301,359 and recognized such amounts as income for the years ended December 31, 2010, 2011 and 2012, respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional and reporting currency of KongZhong is US dollar. The functional currency of the Company's subsidiaries and VIEs in the PRC is Renminbi ("RMB").

Assets and liabilities are translated from each entity's functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statements of comprehensive income.

The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income, which was adopted by the Company on January 1, 2012.

Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $1,097,040, $1,465,272 and $5,802,006 for the years ended December 31, 2010, 2011 and 2012, respectively, and have been included as part of selling and marketing expenses.

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

Warrants

Warrants which give the holder the right to exercise the warrant for a share instrument which is not redeemable by the Company are classified as a financial instrument in the balance sheet. Warrants are measured at fair value at the date of issuance and are not remeasured at subsequent reporting dates.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards adopted

In May 2011, the Financial Accounting Standards Board ("FASB") issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•	Highest-and-best-use and valuation-premise concepts for nonfinancial assets - the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.
•	Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk - the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.
•	Premiums or discounts in fair value measure - the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity's holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market's normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.
•	Fair value of an instrument classified in a reporting entity's stockholders' equity - the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders' equity; this model is consistent with the guidance on measuring the fair value of liabilities.
•	Disclosures about fair value measurements - the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

o	For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

o	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards adopted - continued

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The adoption of this guidance did not have a significant effect on the Company's consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011.The Company adopted this guidance on January 1, 2012 and has presented a single continuous consolidated statements of comprehensive income since that date.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards adopted - continued

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and non-public, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of this pronouncement did not have a significant effect on the Company's consolidated financial statements, as it chose to directly perform the two-step goodwill impairment test for 2012.

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance did not have a significant effect on the Company's consolidated financial statements.

Recent accounting pronouncements not yet adopted

In December 2011, the FASB has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In February 2013, the FASB has issued an authoritative pronouncement related to Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this pronouncement do not change the current requirements for reporting net income or other comprehensive income in financial statements. The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted- continued

In March 2013, the FASB has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

3.	ACQUISITIONS

(a)	Dacheng Holdings and Shanghai Dacheng

In January 2010, the Company obtained the control over Dacheng Holdings and Shanghai Dacheng (collectively, "Dacheng"), a developer of three-dimensional massively multi-player online role-playing games, through a series of contractual arrangements between KongZhong China and Dacheng and its shareholders. On January 14, 2010, $24.1 million was paid to the selling shareholders of Dacheng, of which $9.6 million was paid in cash and $14.5 million was settled in 42.8 million ordinary shares of KongZhong, equivalent to 1.1 million American Depositary Shares ("ADSs", each representing 40 ordinary shares), based upon the average closing price of the Company's ADSs over a 30-day period prior to December 15, 2009. The total consideration for the acquisition of Dacheng will be no greater than $80 million and determined based on Dacheng's net profit after tax as calculated under US GAAP ("NPAT") for the year of 2010. If Dacheng's NPAT for 2010 equals or exceeds $6.5 million, a multiple of 8 will be applied to Dacheng's NPAT for 2010 to arrive at the total consideration. If Dacheng's NPAT for 2010 is less than $6.5 million, then a multiple of 5 will be applied to Dacheng's NPAT for 2010 to arrive at the total consideration. The additional contingent consideration was classified as a liability and subsequently re-measured at fair value with the change in fair value recorded in earnings. This acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at fair value at the date of acquisition. The acquisition-related cost of $221,443 was recorded as general and administrative expenses as incurred in 2010. The revenues and net income of Dacheng in the amounts of $15,313,630 and $7,975,728 respectively were included in the Company's consolidated statement of comprehensive income for the year ended December 31, 2010.

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

3.	ACQUISITIONS - continued

(a)	Dacheng Holdings and Shanghai Dacheng - continued

The goodwill arising from the acquisition of Dacheng was allocated to and included in the internet games segment as of December 31, 2011 and 2012.

As of December 31, 2010, the contingent consideration payable was measured at the fair value of $40.2 million and a gain arising from the change in fair value of $10.9 million was recorded in the consolidated statement of comprehensive income in 2010. The contingency was finally resolved in March 2011 and the consideration payable was settled in the form of $14.6 million in cash and 123.5 million ordinary shares. A loss arising from the change in fair value of $3.7 million was recorded in the consolidated statement of comprehensive income in 2011.

(b)	Shenzhen Zhida

In February 2010, Beijing WINT acquired 100% equity interest of Shenzhen Zhida, a technology developer for mobile device software platform, for a cash consideration of RMB8 million (equivalent to $1.2 million). This acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at fair value at the date of acquisition. The acquisition-related cost was $nil. The revenues and net loss of Shenzhen Zhida in the amounts of $76,101 and $76,332 respectively were included in the Company's consolidated statement of comprehensive income for the year ended December 31, 2010. The purchase price was allocated as follows:

Tangible assets acquired (including cash of $18,011)	$21,939
Acquired intangible assets:
Employment contract	351,540
Product technologies	66,866
Liabilities assumed	-
Deferred tax liability	(104,602)
Goodwill	836,058

Total	$1,171,801

The goodwill arising from the acquisition of Shenzhen Zhida was allocated to and included in the WVAS segment as of December 31, 2011 and 2012.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

3.	ACQUISITIONS - continued

(c)	Noumena

On March 20, 2012, the Company obtained the control over Noumena and certain assets from a related party of Noumena, a developer of cross-platform smart phone mobile game engines. The total consideration was $19.11 million, consisting of cash consideration of $14.88 million and share consideration of $4.23 million. $9 million out of $14.88 million cash consideration was paid and $4.23 million share consideration was settled by issuance of 40 million ordinary shares of KongZhong (equivalent to 1 million ADSs) in 2012. This acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at fair value at the date of acquisition. The acquisition-related cost of $77,783 was recorded as general and administrative expenses as incurred in 2012. The revenues and net income of Noumena in the amounts of $2,946,157 and $2,074,536 respectively were included in the Company's consolidated statement of comprehensive income for the year ended December 31, 2012.

Total consideration estimated at acquisition date:

Cash consideration	$14,880,600
Fair value of ordinary shares issued (determined based on the market closing price of the Company's ADSs at the acquisition date after lock up discount)	4,230,000

Total	$19,110,600

The purchase price was allocated based on the estimated total consideration at the acquisition date as follows:

Tangible assets acquired (including cash of $586,701)	$669,600
Acquired intangible assets
Product technologies	3,487,524
Goodwill	14,953,476

Total	$19,110,600

The goodwill arising from the acquisition of Noumena was allocated to and included in the mobile games segment as of December 31, 2012.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

3.	ACQUISITIONS - continued

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

Pro forma

The following summarized unaudited pro forma results of operations for the year ended December 31, 2011 and 2012 assuming that all material acquisitions during the two-year period ended December 31, 2012 occurred as of January 1, 2011. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2011, nor is it indicative of future operating results.

	For the years ended December 31,
	2011	2012
	(unaudited)	(unaudited)
Revenues	$160,723,554	$186,949,412
Net (loss) income	$(8,227,818)	$26,161,809
(Loss) income per share - basic	$(0.01)	$0.02
(Loss) income per share - diluted	$(0.01)	$0.02

4.	HELD-TO-MATURITY SECURITIES

The balance represents the Company's investments in debt securities with original maturities within one year that the Company has positive intent and ability to hold to maturity.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

5.	TRADING SECURITIES

The Company from time to time invests in publicly traded equity and debt securities in China's stock market, and accounts such investments as trading securities. The Company recognized gain related to trading securities of $883,285, $85,561 and $261,473 in the statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012, respectively. The fair value of trading securities is determined based on the quoted market price of the securities which is a Level 1 fair value measurement.

6.	LOANS TO THIRD PARTY

The Company entered into three loan agreements with Chengdu JinhuaTianchuang Investment Co., Ltd. ("Chengdu Jinhua"), a third party, and China Mingsheng Banking Co., Ltd. whereby the Company loaned RMB99 million, RMB25.8 million and RMB15 million (a total of RMB139.8 million or $22.2 million) to Chengdu Jinhua for one year commencing January 24, January 24 and February 18, 2011, respectively, at an interest rate of 6.39% per annum. For the year ended December 31, 2011 and 2012, the Company recorded interest income of $1,193,226 and $453,602, respectively. The terms of the loans were subsequently extended to March 31, 2012 at an interest rate of 7.93% per annum for the extended period. These loans were fully settled at the end of March 2012.

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2011	2012
Prepayment to service providers	$2,064,174	$1,990,015
Employee advances	665,587	685,134
Other deposits	1,143,509	1,225,431
Interest receivables	267,947	771,849
Other current assets	4,808	45,245
	$4,146,025	$4,717,674

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2011	2012
Computer and transmission equipment	$10,246,858	$11,277,560
Furniture and office equipment	812,019	824,806
Motor vehicles	747,186	783,060
Leasehold improvements	2,327,099	2,606,638
Communication equipment	348,602	292,188
Office building	683,077	684,305
	15,164,841	16,468,557
Less: accumulated depreciation	(11,544,562)	(13,403,071)
	$3,620,279	$3,065,486

Depreciation expenses for the years ended December 31, 2010, 2011 and 2012 are $2,170,855, $2,165,883 and $2,175,564 respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

9.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	As of December 31, 2011					As of December 31, 2012
	Gross	Accumulated			Net	Gross	Accumulated			Net
	carrying	amortization	Exchange		carrying	carrying	amortization	Exchange		carrying	Amortization
	amount		difference	Impairment	amount	amount		difference	Impairment	amount	period
Intangible assets not subject to amortization
Trademarks with indefinite life	$268,463	-	$13,719	-	$282,182	$282,182	-	$507	-	$282,689	N/A
Intangible assets subject to amortization
Agreements with Mobile Operator	$3,113,746	$(3,070,271)	$6,782	-	$50,257	$3,113,746	(3,113,701)	(45)	-	-	3 years
Operating platforms	247,901	(191,348)	3,816	(3,927)	56,442	243,974	(215,682)	7	-	28,299	5 years
Service licenses	57,071	(57,201)	130	-	-	57,071	(57,071)	-	-	-	3 years
Contracts with content providers	120,999	(122,678)	1,679	-	-	120,999	(120,999)	-	-	-	1 year
Non-complete agreement	388,516	(388,516)	-	-	-	388,516	(388,516)	-	-	-	2 years
Self-developed contents	379,089	(379,089)	-	-	-	379,089	(379,089)	-	-	-	2 years
Product technologies	4,966,102	(4,497,238)	39,769	-	508,633	4,966,102	(4,963,168)	(918)	-	2,016	3 years
Contracts with service providers	5,713	(5,713)	-	-	-	5,713	(5,713)	-	-	-	1 year
Subscriber list	16,710	(16,710)	-	-	-	16,710	(16,710)	-	-	-	1 year
Trademarks	36,874	(36,874)	-	-	-	36,874	(36,874)		-	-	1 year
Core technologies	4,667,587	(3,459,527)	104,770	-	1,312,830	8,281,231	(5,210,512)	(1,224)	-	3,069,495	5 years
Software	-	-	-	-	-	115,150	(8,321)	603	-	107,432	5 years
Game licenses	-	-	-	-	-	73,952,927	(2,882,332)	498,188	-	71,568,783	3 years
Employment contract	380,898	(253,799)	10,448	-	137,547	380,898	(370,030)	(268)	-	10,600	3 years

Total	$14,649,669	$(12,478,964)	$181,113	$(3,927)	$2,347,891	$92,341,182	$(17,768,718)	$496,850	-	$75,069,314

The weighted average amortization period of the intangible assets subject to amortization was three years as of December 31, 2011 and 2012, respectively.

For purposes of recognition and measurement of an impairment loss, each intangible asset is considered the lowest level asset group that generates identifiable independent cash flows. The carrying amount of the product technology relating to certain games and mobile platform exceeded the sum of undiscounted future cash flows expected to generate from the use and eventual disposition of such technology in 2010, as a result of an expected decline of the related business performance. Accordingly, the Company recognized an impairment loss of $5,730,579 in 2010, based on the fair value of the product technology. The impaired product technology was included in the internet games segment. The fair value of the product technology was measured using the excess earnings approach and the key assumptions included estimated life of the game, discount rate and income tax rate.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

9.	ACQUIRED INTANGIBLE ASSETS, NET - continued

During 2012, the Company obtained certain new game licenses from third party game developers. The intangible assets recognized comprise the relevant initial license fee payments, minimum royalty fee payments and value of warrants issued in connection with obtaining these licenses.

The Company recorded intangible assets relating to the game licenses by reference to the fair value of cash installment payments and warrants because the fair value of the game licenses were not readily determinable at the transaction dates. The Company estimated the useful lives of the game licenses to be three years and amortizes such intangible assets from commercial launches of the games over the useful lives. As of December 31, 2012, only certain games had been launched and relevant intangible assets started amortization.

The Company recorded amortization expenses of $5,520,188, $2,277,566, and $5,452,441 for the years ended December 31, 2010, 2011, and 2012, respectively. The amortization expenses for the years ending December 31, 2013, 2014, 2015, 2016, and 2017 and thereafter are expected to be $10,873,498, $23,706,205, $24,030,016, $15,627,425, and $549,481.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

10.	LONG-TERM INVESTMENTS

(a)	In January 2008, the Company acquired 9.87% equity interest of HiU! Media, a company providing residential community advertising network and marketing solutions in China, for $1.5 million of cash. As the Company had no significant influence over HiU! Media, this investment was accounted for using the cost method.

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

(b)	In July 2008, the Company acquired 19.9% equity interest in Xin Chuang Hang Yuan Technology Co. Ltd. ("XCHY"), a company providing discount e-coupons on mobile phones and Internet in China, for $1,464,118 of cash. As the Company had no significant influence over XCHY, this investment was accounted for using the cost method.

Since the completion of this investment, XCHY has been in a continuous loss-making position and the Company was unable to create any value-generating synergies with XCHY for its wireless internet services as expected at the time of the Company's investment. As a result, the Company recorded a full impairment loss of $1.5 million in the year ended December 31, 2010 since it does not expect any positive cash flows from the investment in XCHY in the future and has no intention to hold this investment for recovery.

(c)	In February 2012, the Company acquired certain preferred shares in U4iA Games Incorporated ("U4iA"), a developer and publisher of a free-to-play, console-quality, browser-based first person shooter game for $2 million in cash. The holder of such preferred shares is entitled to the number of votes equal to the number of share of common stock into which the preferred shares could be converted. The acquired preferred shares would entitle the Company approximately 2.4% of the total voting rights as of the acquisition date if all related shares were converted. As the Company had no significant influence over U4iA, this investment was accounted for using the cost method.

(d)	In October 2012, the Company acquired certain preferred shares in Meteor Entertainment Inc., ("Meteor"), a developer and publisher of a free-to-play first person shooter game for $2 million in cash. The holder of such preferred shares is entitled to the number of share of common stock into which the preferred shares could be converted. The acquired preferred shares would entitle the Company approximately 2.5% of the total voting rights as of the acquisition date if all related shares were converted. As the Company had no significant influence over Meteor, this investment was accounted for using the cost method.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

11.	GOODWILL

The change in the carrying amounts of goodwill by reporting unit which is the same as reportable segment is as follows:

	2011				2012
		Mobile	Internet			Mobile	Internet
	WVAS	games	games	Total	WVAS	games	games	Total

Gross amount:
Beginning balance	$41,807,165	$5,032,559	65,511,270	$112,350,994	43,923,184	5,267,663	68,831,261	118,022,108
Goodwill recognized in acquisition	-	-	-	-	-	14,953,476	-	14,953,476
Exchange differences	2,116,019	235,104	3,319,991	5,671,114	6,198	52,909	(422,962)	(363,855)

Ending balance	43,923,184	5,267,663	68,831,261	118,022,108	43,929,382	20,274,048	68,408,299	132,611,729

Accumulated impairment loss:
Beginning balance	(21,623,279)	-	(3,022,040)	(24,645,319)	(41,878,521)	-	(3,176,478)	(45,054,999)
Charge for the year	(20,255,242)	-	-	(20,255,242)	-	-	-	-
Exchange differences	-	-	(154,438)	(154,438)	-	-	(5,707)	(5,707)

Ending balance	(41,878,521)	-	(3,176,478)	(45,054,999)	(41,878,521)	-	(3,182,185)	(45,060,706)

Goodwill, net	$2,044,663	$5,267,663	$65,654,783	$72,967,109	$2,050,861	$20,274,048	$65,226,114	$87,551,023

Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis (December 31 for the Company).

As of December 31, 2010, the fair value of reporting units were estimated using a combination of income-based and market-based valuation methodologies. Under the income approach, forecasted cash flow of a reporting unit is discounted to a present value using a discount rate commensurate with the risks of those cash flows. The discounted cash flows for each reporting unit were based on discrete financial forecasts developed by management. Cash flows beyond the forecasted period and discrete forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies. Under the market approach, the fair value of a reporting unit is estimated based on the revenues and earnings multiples of a group of comparable public companies. Since internet game reporting unit had not met the revenue and earnings growth forecast as a result of a decline in expected business performance, internet game reporting unit failed in the first step of the impairment test and recorded an impairment loss of $2,998,317 based on the result of the second step of the impairment test.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

11.	GOODWILL - continued

During 2011, the Company determined that due to the significant decline in its stock price for a sustained period, there was an impairment indicator related to goodwill, and hence, the Company performed an impairment test on goodwill as of September 30, 2011. The Company estimated the fair values of the reporting units using the income approach valuation methodology. The market-based valuation methodology is not considered as appropriate because of volatility of the general market condition as well as the significant fluctuations in the multiples of the comparable companies. The income approach valuations included cash flow discount rates of 22.0%, 22.5% and 25.0%, and terminal value growth rates of 3%, 3% and 3% for WVAS, mobile games and internet games reporting units, respectively. Since the fair value of WVAS reporting unit is lower than its carrying value as a result of a decline of expected business performance, WVAS reporting unit failed in the first step of the impairment test and the Company determined that there is an impairment loss of $20,255,242 relating to the unit as of September 30, 2011 based on result of the second step of the impairment test. For the purpose of its annual goodwill impairment test, the Company performed another test as of December 31, 2011 using the same valuation methodology and assumptions on relevant discount rates and growth rates described above and concluded that no further impairment loss needs to be recognized as of December 31, 2011.

As of December 31, 2012, the Company performed an annual impairment test on goodwill. The Company estimated the fair values of the reporting units using the income approach valuation methodology. The market-based valuation methodology is not considered as appropriate because of volatility of the general market condition as well as the significant fluctuations in the multiples of the comparable companies. The income approach valuations included cash flow discount rates of 25.0%, 24.0% and 26.0%, and terminal value growth rates of 1%, 1% and 3% for WVAS, mobile games and internet games reporting units, respectively. Based on the annual goodwill impairment test, the fair value of each reporting unit was more than the respective carrying value. As a result, there was no goodwill impairment needed to be recognized for the fiscal year 2012.

During the years ended December 31, 2010, 2011 and 2012, the Company recognized goodwill impairment losses of $2,998,317, $20,255,242 and $nil, respectively.

12.	RESTRICTED CASH

In connection with the requirements of a game license agreement entered into during 2012, a deposit of $35.8 million was placed with a bank as a pledged asset for the issuance of a standby letter of credit in favor of the licensor as of December 31, 2012. The deposit is restricted as to withdrawal or usage for five years since, the issuance of the standby letter of credit in 2012.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

13.	ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of December 31,
	2011	2012

Game license fees payable	$-	$27,172,547
Fees payable to content and channel providers	12,015,995	9,048,431
Royalty fees payable	2,478,589	4,938,395
Others	852,449	1,452,951
	$15,347,033	$42,612,324

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2011	2012

Accrued welfare benefits	$507,458	$680,994
Accrued payroll	981,537	1,173,613
Advance from customers	1,252,647	1,881,043
Accrued service fees	2,983,743	5,218,850
Other tax payables	3,138,414	3,245,845
Acquisition payable	-	5,880,600
Others	625,995	195,420
	$9,489,794	$18,276,365

The balance of acquisition payable as of December 31, 2012 represented the outstanding consideration in relation to the acquisition of Noumena (see Note 3(c)).

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

15.	INCOME TAXES

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

In 2008, KongZhong Beijing, Beijing AirInbox, Beijing Xinrui and Tianjin Mammoth obtained the "high and new technology enterprise" ("HNTE") status under the New EIT Law. In 2009, KongZhong China, Beijing Chengxitong and Beijing WINT also obtained the HNTE status under the new rules. The HNTE status allows qualifying China-based enterprises to use a 15% tax rate for three years. At the conclusion of the three year period, the qualifying enterprises have the option to renew for additional three years through a simplified application process if their operations continue to qualify for HNTE status. KongZhong Beijing, Beijing AirInbox, Beijing Xinrui and Tianjin Mammoth renewed their HNTE status in 2011 for additional three years. KongZhong China, Beijing Chengxitong and Beijing WINT renewed their HNTE status in 2012 for additional three years. After the first six years, enterprises will go through a new application process in order to renew their HNTE status. The Company believes it is highly likely that its qualifying entities will continue to obtain the renewal of the HNTE status in the future and has assumed so in calculating deferred tax assets and liabilities.

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

15.	INCOME TAXES - continued

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31,
	2011	2012

Current deferred tax assets
Accrued expenses	$335,946	$166,357
Less: valuation allowance	(335,946)	(166,357)

Current deferred tax assets, net	$-	$-

Non-current deferred tax assets
Net operating loss carry forwards	78,740	65,738
Less: valuation allowance	(78,740)	(65,738)

Non-current deferred tax assets, net	$-	$-

Deferred tax liabilities
Amortization of intangible assets	$271,622	$10,498

The Company operates through multiple subsidiaries and VIEs and the valuation allowance is considered on each individual entity basis. A full valuation allowance has been established because the Company believes that either it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the future, or the amount involved is not significant. The tax losses carried forward as of December 31, 2012 amounted to $262,950 and will expire by 2017.

The income taxes expense consists of:

	For the years ended December 31,
	2010	2011	2012

Current	$4,578,091	$3,326,277	$3,558,263
Deferred	(628,088)	(188,439)	(67,421)

Total	$3,950,003	$3,137,838	$3,490,842

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

15.	INCOME TAXES - continued

A reconciliation between the statutory PRC enterprise income tax rate and the Company's effective tax rate is as follows:

	For the years ended December 31,
	2010	2011	2012
	%	%	%

Applicable rate for reconciliation purpose (note)	25%	(25)%	25%
Effect of tax holiday granted to PRC entities	(26.7)%	(50.7)%	(7.6)%
Effect on tax rates in different tax jurisdiction (note)	(5.8)%	(23.7)%	12.5%
Tax effect of expenses that are not deductible in determining taxable profit	37.7%	(6.7)%	3.1%
Tax effect of allowable special deduction in determining taxable profit	-	36.1%	(20.5)%
Change in valuation allowance	(5.3)%	0.5%	(0.6)%
Effective tax rate for the year	24.9%	(69.5)%	11.9%

Note:	The domestic tax rate in the jurisdiction where the operation of the Company is substantially based is used. Expenses that are not deductible included accrued salary and accrued bonus which exceeded the upper limit of deduction under the New EIT Law.

If the tax holidays granted to the relevant subsidiaries and VIEs were not available, the impact on income tax provision and earnings per share amounts would be as follows:

	For the years ended December 31,
	2010	2011	2012

Increase in income tax expense	$4,235,642	$2,290,131	$2,207,096

Impact on net income (loss) per ordinary share-basic	$0.00	$0.00	$0.00

Impact on net income (loss) per ordinary share-diluted	$0.00	$0.00	$0.00

The Company did not identify any significant unrecognized tax benefits or incur any interest or penalties related to potential underpaid income tax expenses for each of the three years ended December 31, 2012. The Company does not expect to have a significant increase or decrease on unrecognized tax benefits within 12 months from December 31, 2012.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

15.	INCOME TAXES - continued

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

Aggregate undistributed earnings of the Company's VIEs and its VIEs' subsidiaries located in the PRC that are available for distribution to the Company of approximately $143,837,280 at December 31, 2012 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distribution made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

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

16.	LONG-TERM LIABILITIES

In connection with the acquisition of the intangible assets relating to a game license, the Company was required to make certain cash payments by installment. The total cash installment payments amounted to $55,000,000 with a present value of $53,460,269 on the acquisition date. The Company has recorded the outstanding current and noncurrent payment liabilities of $25,000,000 and $18,660,000 under accounts payable and long-term liabilities, respectively as of December 31, 2012.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

17.	CONVERTIBLE SENIOR NOTE

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

The conversion feature, interest rate reset feature and prepayment feature embedded in the convertible senior note are derivatives but not subject to bifurcation in accordance with the guidance of accounting for derivative instruments. The warrant issued with the convertible senior note was detachable and classified as equity. The total proceeds were allocated between the convertible senior note and the warrant based on their relative fair values. The amount of $677,332 allocated to the warrant was recorded as equity. A beneficial conversion feature of $3,667,931 was resulted as the effective conversion price was lower than the fair value of the ordinary shares on the closing date of March 18, 2009, which was recognized as additional paid in capital with a corresponding increase in debt discount. The debt discount totaling $4,345,263 was amortized into interest expense over the term of convertible senior note using the effective interest rate method. During 2010, 2011 and 2012, the amortized discount of $585,627, $294,543 and $36,297 were recorded as part of the interest expense respectively.

On February 25, 2011, the Company prepaid 70% of the aggregate principal amount of the convertible senior note for $9,310,000 in cash, plus any accrued but unpaid interest. The prepaid portion of the convertible senior note has rights to be converted into 1,330,000 ADSs, equivalent to 53,200,000 ordinary shares.

On March 1, 2012, NGP converted the remaining 30% of the aggregate principal amount of the convertible senior note into 570,000 ADSs, equivalent to 22,800,000 ordinary shares.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

17.	CONVERTIBLE SENIOR NOTE - continued

The carrying amount of the convertible senior note was as follows:

	As of December 31,
	2011	2012

Principal	2,032,620	-
Debt discount	(1,303,579)	-
Accumulated amortization of debt discount	471,852	-
Accrued interest	71,726	-

Carrying amount	1,272,619	-

Interest expense on the convertible senior note has been recorded at the effective rate of 31.85% after prepayment comparing to previous effective interest rate of 37.01%. Interest expense recognized related to the convertible senior note was as follows:

	For the years ended December 31,
	2010	2011	2012

Interest expense at coupon rate	474,278	193,220	26,730
Amortization of debt discount	585,627	294,543	36,297
Total interest expense recognized	1,059,905	487,763	63,027

18.	SHARE REPURCHASE

On September 30, 2011, the Board of Directors authorized to purchase the ADSs on the open market (the "2011 Purchase Plan"). The number of ADSs to be purchased under the 2011 Purchase Plan shall not exceed 5,000,000 ADSs. The aggregate value of ADSs to be purchased under the 2011 Purchase Plan shall not exceed $15,000,000. During 2011, the Company repurchased 607,478 ADSs for a total consideration of $2,748,579. 500,000 ADSs repurchased by the Company were cancelled during 2011, and the remaining ADSs were cancelled in March 2012. During 2012, the Company repurchased 1,746,059 ADSs for a total consideration of $12,518,624. All such ADSs repurchased by the Company were cancelled during 2012.

On October 26, 2012, the Board of Directors authorized to purchase the ADSs on the open market (the "2012 Purchase Plan"). The aggregate value of ADSs to be purchased under the 2012 Purchase Plan shall not exceed $20,000,000 and the number of ADSs to be pruchased shall not exceed 5,000,000 ADSs. During 2012, the Company repurchased 362,807 ADSs for a total consideration of $2,071,731. No ADSs repurchased by the Company under the 2012 Purchase Plan were cancelled during 2012.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

19.	EMPLOYEE EQUITY INCENTIVE PLAN

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

As of December 31, 2012, options to purchase 43,054,457 shares of ordinary shares were outstanding, and options to purchase 15,910,383 ordinary shares were available for future grant.

The Company's 2006 Equity Incentive Plan ("2006 Plan") allows the Company to offer a variety of incentive awards to employees, consultants or advisors of the Company. 40,000,000 nonvested ordinary shares are authorized under the 2006 Plan. In December 2008, the shareholders authorized additional 140,000,000 nonvested ordinary shares under the 2006 Plan.

For the nonvested shares granted in 2010, the fair market value at the grant date was used to determine the cost of the nonvested shares. As of December 31, 2012, 22,555,000 shares were outstanding and 1,857,500 shares were available for future grant. The majority of nonvested shares will vest over four years where 25% of the nonvested shares will vest at the end of the first year, and 6.25% will vest quarterly from the second year through the fourth year.

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

19.	EMPLOYEE EQUITY INCENTIVE PLAN - continued

Stock options

A summary of the stock option activities is as follows:

	Outstanding options
		Weighted	Weighted average
	Number of	average	grant-date
	options	exercise price	fair value

Options outstanding at January 1, 2010	48,111,920	$0.08	$0.09
Granted	6,800,000	$0.15	$0.06
Forfeited	(6,926,580)	$0.08	$0.04
Exercised	(5,498,560)	$0.06	$0.04

Options outstanding at December 31, 2010	42,486,780	$0.07	$0.05
Granted	19,800,000	$0.10	$0.10
Forfeited	(5,034,283)	$0.09	$0.05
Exercised	(6,566,880)	$0.05	$0.03

Options outstanding at December 31, 2011	50,685,617	$0.10	$0.07
Forfeited	(2,921,040)	$0.11	$0.08
Exercised	(4,710,120)	$0.06	$0.03

Options outstanding at December 31, 2012	43,054,457	$0.10	$0.08

There were no options granted during the year ended December 31, 2012.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period.

Option grants	2010	2011

Weighted average risk-free interest rate	1.21%	0.46%
Weighted average expected option life	2.75 years	2.75 years
Weighted average volatility rate	62%	62%
Weighted average dividend yield	-	-

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

19.	EMPLOYEE EQUITY INCENTIVE PLAN - continued

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

(4)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected life of the options.

(5)	Exercise price

The exercise price of the options was determined by the Board of Directors.

(6)	Fair value of underlying ordinary shares

The closing market price of the ADSs of KongZhong as of the grant date was used to determine the fair value of the ordinary shares on that date.

The weighted average per share fair value of options granted in each year was as follows:

	For the years ended December 31,
	2010	2011

Stock options	$0.06	$0.10

The total intrinsic value of options exercised during the year ended December 31, 2010, 2011 and 2012 was $617,438, $377,622 and $212,849 respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

19.	EMPLOYEE EQUITY INCENTIVE PLAN - continued

Stock options - continued

The following table summarizes information with respect to stock options outstanding at December 31, 2012:

	Options outstanding				Options exercisable
		Weighted	Weighted			Weighted	Weighted
		average	average	Aggregate		average	average	Aggregate
	Number	exercise	remaining	intrinsic	Number	exercise	remaining	intrinsic
	outstanding	price	contractual life	value	exercisable	price	contractual life	value

Average exercise price
$0.07	11,394,377	-	-	378,863	11,394,380	-	-	378,863
$0.09	2,000,000	-	-	32,500	1,875,000	-	-	30,469
$0.10	16,172,000	-	-	137,462	4,022,000	-	-	34,187
$0.12	2,000,000	-	-	-	500,000	-	-	-
$0.13	6,175,560	-	-	-	5,145,560	-	-	-
$0.15	5,312,520	-	-	-	3,287,520	-	-	-

Total	43,054,457	$0.10	7.38 year	548,825	26,224,460	$0.10	6.70 years	443,519

The number of the options expected to vest was 16,829,997 with a weighted-average exercise price of $0.11 and the weighted-average remaining contractual term of 8.44 years. The aggregate intrinsic value of the option expected to vest was $105,306 as of December 31, 2012.

Nonvested shares

A summary of the nonvested share activities is as follows:

	Number of	Weight average
	nonvested	grant-date
	shares outstanding	fair value

Nonvested shares outstanding at January 1, 2010	136,174,167	$0.11
Granted	14,000,000	$0.18
Forfeited	(29,450,000)	$0.09
Vested	(43,130,834)	$0.11

Nonvested shares outstanding at December 31, 2010	77,593,333	$0.13
Granted	16,160,000	$0.10
Forfeited	(1,975,000)	$0.09
Vested	(35,303,333)	$0.12

Nonvested shares outstanding at December 31, 2011	56,475,000	$0.12
Vested	(33,920,000)	$0.12

Nonvested shares outstanding at December 31, 2012	22,555,000	$0.13

There were no nonvested shares granted or forfeited during the year ended December 31, 2012.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

19.	EMPLOYEE EQUITY INCENTIVE PLAN - continued

Nonvested shares - continued

The total intrinsic value of shares vested in the year of 2010, 2011 and 2012 was $7,644,940, $3,653,895 and $4,647,040 respectively.

The following table summarizes information with respect to nonvested shares outstanding at December 31, 2012:

	Nonvested share outstanding
		Aggregate
	Number	intrinsic
	outstanding	value

Grant date
December 19, 2008	-	-
February 3, 2009	2,000,000	207,000
April 1, 2009	940,000	97,290
July 10, 2009	2,325,000	240,638
July 15, 2009	-	-
June 22, 2010	5,250,000	543,375
October 3, 2011	12,040,000	1,246,140

Total	22,555,000	2,334,443

The Company recorded share-based compensation expenses of $5,000,256, $4,579,522 and $4,464,497 for the years ended December 31, 2010, 2011 and 2012, respectively. The amount of stock-based compensation currently estimated to be expensed from 2013 through 2015 related to unvested share-based payment awards at December 31, 2012 is $2,640,491. This amount will be recognized as presented in the following table.

Year
2013	$1,549,546
2014	751,532
2015	339,413

Total	2,640,491

That cost is expected to be recognized over a weighted average period of 2.31 years. To the extent the actual forfeiture rate is different from the Company's original estimate, share-based compensation related to these awards may require to be adjusted.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

20.	WARRANTS

In March 2009, the Company issued to NGP, a warrant to purchase up to 80 million of ordinary shares with a purchase price $0.125 per share, which is to be expired in five years after the issuance. In August 2012, NGP transferred 50% of its original warrant in the form of a warrant to purchase up to 40 million of ordinary shares of the Company, exercisable prior to March 18, 2014, to Fit Run Limited. In exchange for the original warrant, the Company issued a new warrant to NGP to purchase up to 40 million of ordinary shares, exercisable prior to March 18, 2014.

During 2012, in connection with the acquisition of intangible assets relating to game licenses, the Company issued a number of tranches of warrants as part of the consideration. The warrants are exercisable by the warrant holders starting from the commercial launch dates of respective games. The warrants were not determined as free standing financial instruments required to be measured at fair value at subsequent reporting dates since the underlying warrants were issued as part of settlement consideration for the purchases of game licenses and were not redeemable. The warrants held by the holders are required to be classified as equity and were recognized at the fair value of $14,889,000 and are not remeasured at subsequent reporting dates.

The following table sets forth information regarding the warrants issued during 2012:

		No. of
		underlying	Price per	Fair value	Exercisable	Total
	Issue date	shares	share	per warrant	period	fair value

					One year from
Tranch 1	May 11, 2012	120,000,000	$0.1485	$0.0372	May 11, 2012	$4,470,000
					Three years from
Tranch 2	May 11, 2012	40,000,000	0.1485	0.0681	commercial launch	2,723,000
					Three years from
Tranch 3	May 11, 2012	40,000,000	0.1485	0.0837	commercial launch	3,346,000
					One year from
Tranch 4	August 2, 2012	40,000,000	0.1985	0.0537	commercial launch	2,148,000
					One year from
Tranch 5	August 28, 2012	40,000,000	$0.1750	$0.0550	commercial launch	2,202,000

Total		280,000,000				$14,889,000

The fair value of the warrants issued during 2012 was determined by the Company using Binomial Option Pricing Model with the following assumptions:

	Tranch 1	Tranch 2	Tranch 3	Tranch 4	Tranch 5

Risk-fee rate of return	0.952%	1.674%	1.916%	1.185%	1.186%
Expected remaining contractual lives of the warrants	1 year	4 years	5 years	1.8 years	2.1 years
Volatility	63.2%	58.5%	66.6%	56.6%	54.5%
Expected dividend yield	-	-	-	-	-

Exercisable multiple was not considered by the Company in the valuation since it was assumed that the warrant holders have no incentive to exercise the warrants before maturity as the Company does not pay dividends, and theoretically, holders of call options are better off to hold the warrants until maturity. The warrant holders did not exercise the warrants during 2012.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

21.	SEGMENT AND GEOGRAPHIC INFORMATION

Segment reporting

The Company's chief operating decision maker has been identified as the Chief Executive Officer who reviews results of operations by business lines when making decisions about allocating resources and assessing performance of the Company. The Company has therefore determined that each business line represents an operating segment and there are three operating segments presented: WVAS, mobile games and internet games.

The Company does not allocate any assets to its operating segments as management does not believe that allocating these assets is useful in evaluating these segments' performance. Accordingly, the Company has not made disclosure of total assets by reportable segment.

	For the years ended December 31,
	2010	2011	2012
Revenues
WVAS	$83,280,333	$80,265,942	$77,765,502
Mobile games	49,171,432	40,850,452	21,190,283
Internet games	17,131,599	38,892,041	87,423,923
	149,583,364	160,008,435	186,379,708

Sales tax
WVAS	(1,584,382)	(1,390,901)	(1,053,179)
Mobile games	(925,098)	(621,069)	(219,306)
Internet games	(699,453)	(1,815,853)	(4,521,072)
	(3,208,933)	(3,827,823)	(5,793,557)

Cost of revenues
WVAS	(48,329,474)	(50,758,629)	(52,655,523)
Mobile games	(29,570,886)	(25,247,963)	(10,934,999)
Internet games	(2,338,257)	(15,923,649)	(39,539,750)
	(80,238,617)	(91,930,241)	(103,130,272)

Gross profit
WVAS	33,366,477	28,116,412	24,056,800
Mobile games	18,675,448	14,981,420	10,035,978
Internet games	14,093,889	21,152,539	43,363,101
	66,135,814	64,250,371	77,455,879

Operating expenses
Product development	(23,964,697)	(15,416,944)	(18,382,383)
Selling and marketing	(18,975,617)	(20,891,615)	(24,586,039)
General and administrative	(10,481,827)	(11,582,200)	(11,629,273)
Impairment loss on goodwill and intangible assets	(8,728,896)	(20,259,169)	-
Total operating expenses	(62,151,037)	(68,149,928)	(54,597,695)

Changes in fair value of contingent consideration for business acquisition	$10,894,533	$(3,729,513)	-
Government subsidies	$337,663	$319,319	$301,359
Income (loss) from operations	$15,216,973	$(7,309,751)	$23,159,543

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

21.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Service lines of WVAS

The WVAS include services delivered through the 2.5G mobile networks, which comprise Wireless Application Protocol ("WAP") services and Multimedia Messaging Services ("MMS"), and services delivered through 2G technology platforms, which comprise Short Messaging Services ("SMS"), Interactive Voice Response services ("IVR"), and Color Ring Back Tones ("CRBT"). Revenues of WVAS by service line for the years ended December 31, 2010, 2011 and 2012 are as follows:

	For the years ended December 31,
	2010	2011	2012

WVAS
2.5 Generation
- WAP	$4,485,792	$2,355,376	$2,688,051
- MMS	5,544,700	6,573,187	3,392,146
	10,030,492	8,928,563	6,080,197

2 Generation
- SMS	$34,485,665	$37,096,542	$39,178,143
- IVR	17,706,798	12,661,930	13,437,961
- CRBT and others	21,057,378	21,578,907	19,069,201
	73,249,841	71,337,379	71,685,305
	$83,280,333	$80,265,942	$77,765,502

Service lines of mobile games

The mobile games revenues are derived from feature phone revenues and smart phone revenues. Revenues of mobile games by service line for the years ended December 31, 2010, 2011 and 2012 are as follows:

	For the years ended December 31,
	2010	2011	2012

Mobile games
- Feature phone	$49,171,432	$40,850,452	$15,613,441
- Smart phone	-	-	5,576,842
	$49,171,432	$40,850,452	$21,190,283

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

21.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Service lines of internet games

The internet games revenues are derived from online game operation revenues and licensing revenues. Revenues of internet games by service line for the years ended December 31, 2010, 2011 and 2012 are as follows:

	For the years ended December 31,
	2010	2011	2012

Internet games
Online game operation	$12,170,881	$36,577,203	$85,012,995
Licensing arrangement	4,960,718	2,314,838	2,410,928
	$17,131,599	$38,892,041	$87,423,923

Geographical information

The Company's operations are mainly located in its country of domicile (i.e. the PRC) and to a lesser extent, overseas. The Company's revenues by geographic areas (based on location of the other signing party of the revenue contract) are detailed below:

	For the years ended December 31,
	2010	2011	2012

PRC	$144,622,646	$154,455,308	$176,466,462
Asia-pacific	4,474,499	4,502,636	3,702,017
Europe and America	486,219	1,050,491	6,211,229
	$149,583,364	$160,008,435	$186,379,708

The Company's long-lived assets as of December 31, 2011 and 2012 were all located in the PRC.

22.	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Company measured its financial assets and liabilities including cash equivalents, trading securities and game license payment liabilities at fair value on a recurring basis as of December 31, 2011 and 2012.

Cash equivalents included time deposits that can been withdrawn at any time and are stated at fair value. Trading securities included government debt securities and corporate equity securities that are traded publicly in the open market. The Company classified such financial assets as investments with Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

The Company did not have Level 2 investments as of December 31, 2011 and 2012.

Game license payment liabilities arising from the acquisition of intangible assets relating to a game license in 2012 are classified within Level 3 of the fair value hierarchy because the Company recorded the present value of the installment payment liabilities using discounted cash flow ("DCF") method. The significant unobservable input used in the DCF model was the discount rate of 3.25% which approximated to the Company's expected borrowing rate from banks in the United States. Significant increase (decrease) in the discount rate would result in a significantly lower (higher) fair value.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

22.	FAIR VALUE MEASUREMENTS - continued

Measured on recurring basis - continued

The following table shows the fair value of the Company's financial assets and liabilities measured at recurring basis as of December 31, 2012 and 2011:

	As of December 31, 2012				As of December 31, 2011
	Fair Value Measurements at the Reporting Date Using				Fair Value Measurements at the Reporting Date Using
	Quoted prices in	Significant			Quoted prices in	Significant
	active markets	other	Significant		active markets	other	Significant
	for identical	observable	unobservable		for identical	observable	unobservable
	instruments	inputs	inputs	Total	instruments	inputs	inputs	Total
	(level 1)	(level 2)	(level 3)	balance	(level 1)	(level 2)	(level 3)	balance

Cash equivalents - term deposits	$47,355,121	$-	$-	$47,355,121	$57,420,513	$-	$-	$57,420,513
Trading securities	$-	$-	$-	$-	$7,754,630	$-	$-	$7,754,630
Game license payment liabilities	-	-	43,660,000	43,660,000	-	-	-	-
Total	$47,355,121	$-	$43,660,000	$91,015,121	$65,175,143	$-	$-	$65,175,143

Measured on nonrecurring basis

The Company measured the fair value of the purchased intangible assets using the "cost," "income approach-excess earnings" and "with & without" valuation method.

Goodwill and other intangible assets are measured at fair value on a nonrecurring basis and they are recorded at fair value only when impairment is recognized.

Warrants and intangible assets purchased with issued warrants as consideration are measured at fair value on a nonrecurring basis on the transaction date (see Note 20).

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

23.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share:

	For the years ended December 31,
	2010	2011	2012

Net income (loss) (numerator), basic and diluted	$11,923,199	$(7,654,862)	$25,739,968
Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income (loss) per share	1,466,947,693	1,607,110,119	1,661,864,846
Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed conversions of stock options, nonvested shares and warrant using the treasury stock method	80,922,985	-	59,757,910
Total weighted average shares used in computing diluted net income (loss) per share	1,547,870,678	1,607,110,119	1,721,622,756
Net income (loss) per share, basic	$0.01	$(0.00)	$0.02
Net income (loss) per share, diluted	$0.01	$(0.00)	$0.01

The dilutive effects of the options, nonvested shares and warrants are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options, nonvested shares and warrants, which include the benefit of the compensation costs attributable to future services and not yet recognized, are used to repurchase outstanding ordinary shares using average market prices.

The dilutive effect of the convertible senior note in 2010 and 2011 was calculated using if-converted method. Under the if-convertible method, the interest less income tax effects applicable to the convertible senior note is added back to the numerator. The convertible senior note is assumed to have been converted at the beginning of the period.

For the years ended December 31, 2010, 2011 and 2012, the Company had the following securities outstanding which could potentially dilute basic net income (loss) per share in the future, but were excluded from the computation of diluted net income (loss) per share in 2010, 2011 and 2012 as their effects would have been antidilutive:

	For the years ended December 31,
	2010	2011	2012

Options, nonvested shares and warrants	-	187,160,617	285,312,520
Convertible senior note	76,000,000	22,800,000	-

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

24.	CONCENTRATIONS

(a)	Dependence on Mobile Operator

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

The following table shows the revenues and percentage of total revenues derived from those operators for the years ended December 31, 2010, 2011 and 2012:

	For the years ended December 31,
	2010	2011	2012
	Percentage of Total Revenues

Revenues collected through operators
China Mobile	72%	62%	36%
China Unicom	8%	7%	7%
China Telecom	6%	5%	6%

WVAS revenues collected through operators
China Mobile	40%	37%	28%
China Unicom	8%	7%	7%
China Telecom	6%	5%	6%

Mobile games revenues collected through operators
China Mobile	32%	25%	8%
China Unicom	-	-	-
China Telecom	-	-	-

Net accounts receivable from the operators as of December 31, 2011 and 2012 were as follows:

	Percentage of
	accounts receivable
	as of December 31,
	2011	2012

China Mobile	75%	52%
China Unicom	1%	7%
China Telecom	9%	15%

Other than disclosed above, there was no customer with 10% or more of total accounts receivable.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

24.	CONCENTRATIONS - continued

(b)	Credit risk

In WVAS and mobile games services, the Company depends on the billing system of the Mobile Operator to charge the mobile phone users and collect payments from them. The Company generally does not require collateral for its accounts receivable and has not experienced any significant credit losses for any periods presented.

25.	PRC CONTRIBUTION PLAN AND PROFIT APPROPRIATION

The employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company accrue these benefits based on certain percentages of the employees' salaries. The total provision for such employee benefit was $4,050,629, $3,635,872 and $3,480,839 for the years ended December 31, 2010, 2011 and 2012, respectively.

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

As of December 31, 2011 and 2012, the total statutory reserve amounted to $10,341,491 and $10,572,330, respectively.

26.	RELATED PARTY TRANSACTIONS

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

Leilei Wang indirectly owns more than 10% of Prosten Technology Holdings Limited ("Prosten"). Prosten and its subsidiaries engage in the business of providing solutions to companies that provide mobile and search services. In 2010, 2011 and 2012, Prosten and its subsidiaries provided the Company mobile value-added services valued at $3.2 million, $3.8 million and $1.5 million, respectively. The accounts payable to Prosten and its subsidiaries as of December 31, 2011 and 2012 were $nil and $223,713 respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

27.	COMMITMENT AND CONTINGENCY

(a)	Operating lease as lessee

The Company leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2010, 2011 and 2012 were $2,282,956, $2,087,203 and $2,424,259, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Year ending
2013	$2,560,028
2014	1,793,160
2015	374,401
2016 and thereafter	-

(b)	Purchase obligations

The Company entered into a series of agreements with content providers to develop WVAS, mobile games and internet games. The future minimum purchase obligations payments under non-cancelable purchase agreements were approximately as follows:

Year ending
2013	$3,485,587
2014	859,045
2015	189,998
2016	28,782
2017 and thereafter	13,031

(c)	Sales tax

The subsidiaries and VIEs incorporated in the PRC are subject to the sales tax at rates of 3% to 5% on PRC taxable revenues, as defined by the related tax rules and regulations. When determining the PRC taxable revenues for sales tax purpose, the subsidiaries and VIEs adopted a "net" basis, i.e. deducting profit sharing with content providers from revenues. However, as the deductible items for sales tax purposes are not clearly defined, the Company would be subject to additional sales tax if the net basis used by the Company was determined inappropriate for the computation of sales tax. Additional business tax amounting to $4,419,131 could arise had the gross revenue been used for sales tax calculations as of December 31, 2012.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In US dollars)

28.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the Company's PRC subsidiaries and VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to KongZhong in the form of loans, advances or cash dividends. The balance of restricted net assets was $51,505,234 and $76,482,066, of which $24,082,542 and $48,996,677 was attributed to the paid in capital, additional paid in capital and statutory reserves of the VIEs and $27,422,692 and $27,485,389 was attributed to the paid in capital, additional paid in capital and statutory reserves of the Company's PRC subsidiaries, as of December 31, 2011 and 2012, respectively. The PRC subsidiaries’ accumulated profits may be distributed as dividends to KongZhong without the consent of a third party. The VIEs' revenues and accumulated profits may be transferred to KongZhong through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

29.	SUBSEQUENT EVENT

In February 2013, the Company entered into a financing agreement with a bank and obtained US dollars loans totaling $9,000,000 for the purpose of share repurchase. The loans will be repayable on various dates up to February 2014 and were secured by a pledge of RMB deposits equivalent to approximately of $9,900,000.

KONGZHONG CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In US dollars)

	As of December 31,
	2011	2012
Current assets
Cash and cash equivalents	$6,840,302	$5,338,092
Prepaid expenses and other current assets	16,933	123,203

Total current assets	6,857,235	5,461,295
Long-term investments and amounts due from subsidiaries	264,830,167	314,738,590

Total assets	$271,687,402	$320,199,885

Liabilities and shareholders' equity

Current liabilities
Accrued expenses and other current liabilities	611,358	6,180,007
Amounts due to subsidiaries	23,625,681	31,135,810
Convertible senior notes, net of discount due to beneficial conversion feature	1,272,619	-

Total liabilities	$25,509,658	$37,315,817

Ordinary shares ($0.0000005 par value; 1,000,000,000,000 shares authorized, 1,661,939,143 and 1,678,097,663 shares issued and outstanding in 2011 and 2012, respectively)	829	832
Additional paid-in capital	131,140,682	126,786,049
Warrants	677,332	15,566,332
Accumulated other comprehensive income	46,186,277	46,618,263
Retained earnings	68,172,624	93,912,592

Total shareholders' equity	246,177,744	282,884,068

Total liabilities and shareholders' equity	$271,687,402	$320,199,885

KONGZHONG CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(In US dollars)

	For the years ended December 31,
	2010	2011	2012

Revenues	60,999	-	-
Sales tax	-	-	-
Cost of revenues	-	-	-

Gross profit	60,999	-	-

Operating expenses
Product development	(1,041,571)	(614,780)	(468,232)
Selling and marketing	(131,396)	(121,623)	(374,144)
General and administrative	(3,736,556)	(3,793,055)	(3,744,168)

Total operating expenses	$(4,909,523)	$(4,529,458)	$(4,586,544)

Change in fair value of contingent consideration for business acquisition	10,894,533	(3,729,513)	-
Income (loss) from operations	$6,046,009	$(8,258,971)	$(4,586,544)

Interest income	3,987	38,454	90,639
Interest expense	(1,059,905)	(487,763)	(262,758)
Impairment loss on cost method investment	(1,509,912)	-	-
Loss on extinguishment of debt upon prepayment of convertible senior note	-	(1,567,472)	-
Equity in earnings of subsidiaries and variable interest entities	8,443,020	2,620,890	30,498,631

Net income (loss) before income taxes	$11,923,199	$(7,654,862)	$25,739,968
Income taxes expense	-	-	-

Net income (loss)	$11,923,199	$(7,654,862)	$25,739,968

Other comprehensive income, net of tax
Foreign currency translation adjustments	9,044,087	13,871,922	431,986
Comprehensive income	$20,967,286	$6,217,060	$26,171,954

KONGZHONG CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In US dollars)

						Accumulated
			Additional	Shares issuable		other		Total
	Ordinary shares		paid-in	in connection		comprehensive	Retained	shareholders'
	Shares	Amount	capital	with acquisition	Warrants	income	earnings	equity

Balance as of January 1, 2010	1,409,396,360	$705	$83,862,222	$1,325,917	$677,332	$23,270,268	$63,904,287	$173,040,731
Issuance of ordinary shares for share-based compensation	52,750,000	26	386,524	-	-	-	-	386,550
Issuance of ordinary shares for acquisition of businesses	48,760,213	24	15,871,493	(1,325,917)	-	-	-	14,545,600
Share-based compensation recognized	-	-	5,000,256	-	-	-	-	5,000,256
Other comprehensive income	-	-	-	-	-	9,044,087	-	9,044,087
Net income	-	-	-	-	-	-	11,923,199	11,923,199

Balance as of January 1, 2011	1,510,906,573	$755	$105,120,495	$-	$677,332	$32,314,355	$75,827,486	$213,940,423

Issuance of ordinary shares for share-based compensation	47,500,000	24	302,051	-	-	-	-	302,075
Issuance of ordinary shares for acquisitions of business	123,532,570	62	29,220,481	-	-	-	-	29,220,543
Repurchase of ordinary shares	(20,000,000)	(12)	(2,748,567)	-	-	-	-	(2,748,579)
Prepayment of convertible senior note	-	-	(5,333,300)	-	-	-	-	(5,333,300)
Share-based compensation recognized	-		4,579,522	-	-	-	-	4,579,522
Other comprehensive income	-	-	-	-	-	13,871,922	-	13,871,922
Net loss	-	-	-	-	-	-	(7,654,862)	(7,654,862)

Balance as of January 1, 2012	1,661,939,143	$829	$131,140,682	-	$677,332	$46,186,277	$68,172,624	$246,177,744
Issuance of ordinary shares for share-based compensation	27,500,000	14	277,295	-	-	-	-	277,309
Issuance of ordinary shares for acquisition of business	40,000,000	20	4,229,980	-	-	-	-	4,230,000
Share-based compensation recognized	-	-	4,464,497	-	-	-	-	4,464,497
Repurchase of ordinary shares	(74,141,480)	(42)	(14,590,313)	-	-	-	-	(14,590,355)
Issuance of warrants	-	-	-	-	14,889,000			14,889,000
Conversion of convertible senior note	22,800,000	11	1,263,908	-	-	-	-	1,263,919
Other comprehensive income	-	-	-	-	-	431,986	-	431,986
Net income	-	-	-	-	-	-	25,739,968	25,739,968

Balance as of December 31, 2012	1,678,097,663	$832	$126,786,049	$-	$15,566,332	$46,618,263	$93,912,592	$282,884,068

KONGZHONG CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2010	2011	2012

Net cash provided by operating activities	$649,007	$22,455,668	$22,810,827

Net cash (used in) provided by investing activities	$(9,577,600)	$(9,025,640)	$(9,999,999)

Net cash used in financing activities	$(776,540)	$(10,189,055)	$(14,313,038)

Net (decrease) increase in cash and cash equivalents	(9,705,133)	3,240,973	(1,502,210)

Cash and cash equivalents, beginning of year	13,304,462	3,599,329	6,840,302

Cash and cash equivalents, end of year	$3,599,329	$6,840,302	$5,338,092

KONGZHONG CORPORATION

NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

1.	BASIS FOR PREPARATION

The condensed financial information of KongZhong has been prepared using the same accounting policies as set out in KongZhong's consolidated financial statements, except that KongZhong used the equity method to account for investments in its subsidiaries and variable interest entities.

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

