Form 20-F
period 2013-12-31
KONGZHONG CORP
filed 2014-04-16
CIK 1285137

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

As of December 31, 2013, 1,834,883,063 ordinary shares, par value US$0.0000005 per share, were issued and outstanding.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such forward-looking statements include, without limitation, statements that are not historical facts relating to:

•	our ability to successfully execute our business strategies and plans;

•	our financial performance and business operations;

•	our development and capital expenditure plans;

•	the expected benefit and future prospects of our strategic alliances and acquisitions, and our ability to cooperate with our alliance partners or integrate acquired businesses;

•	our ability to anticipate and launch games that respond to changing consumer tastes and preferences and predict trends in the Internet games market in the People’s Republic of China, or the PRC;

•	our ability to license quality Internet games from the PRC and overseas Internet game developers that complement our internally developed Internet games;

•	our dependence on a small number of Internet games developed by third party Internet games developers for a significant portion of our Internet games revenues;

•	management estimations with respect to revenues from our wireless value-added services, or WVAS, mobile games and Internet games businesses;

•	the development of our latest product offerings, including, but not limited to, offerings in our WVAS, mobile games and Internet games businesses;

•	the development of the regulatory environment and changes in the policies or guidelines of the telecommunications operators in the PRC, as well as our relationships with those operators;

•	the development of the PRC smartphone mobile games market and the regulatory environment and changes in polices or guidelines relating to those markets;

•	our dependence on the substance and timing of the billing systems of the telecommunications operators in the PRC for our performance; and

•	competitive pressures and future growth in the WVAS, mobile games, telecommunications, Internet games and related industries in the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3 — Key Information — Risk Factors” and the following:

- ii -

•	any changes in our relationship with telecommunications operators in the PRC;

•	any changes in our relationships with our Internet games licensors whose games we have the rights to operate in the PRC or other markets;

•	the effects of competition on, as well as changes in, the demand for or the price of our products or services;

•	any changes in the telecommunications operators’ systems for billing users of our WVAS or mobile games or remitting payments to us;

•	any changes in technologies related to telecommunications, WVAS, mobile games or Internet games or applications based on such technologies;

•	future developments, trends, regulatory environment and consumer preferences in China with respect to mobile and Internet games and means by which these games are distributed;

•	any changes in the regulatory regime or the policies for the Internet games industry in the PRC, including changes in the structure, functions or policies of the regulators, which include (i) the Ministry of Industry and Information Technology, or the MIIT (formerly the Ministry of Information Industry), (ii) the State Administration for Industry and Commerce, or the SAIC, (iii) the Ministry of Culture, or the MOC, (iv) the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (formerly the General Administration of Press and Publication and the State Administration of Radio, Film and Television), and (v) the Ministry of Public Security, or the MPS;

•	any changes in the regulatory regime or the policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, the MIIT, or its policies, or the policies or other regulatory measures of other relevant government or industry authorities relating to, among other matters, the granting and approval of licenses, procedures for customers to access and subscribe to WVAS or mobile games, restrictions on Internet content, or the introduction of new technology platforms, products and services;

•	any changes in political, economic, legal or social conditions in the PRC, including the PRC government’s specific policies with respect to (i) foreign investment and entry by foreign companies into the telecommunications, WVAS, mobile games or Internet games market, (ii) economic growth, (iii) inflation, (iv) foreign exchange or (v) the availability of credit; and

•	changes in population growth or gross domestic product, or GDP, growth or the impact of those changes on the demand for our products or services.

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

Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements, the notes thereto and “Item 5 — Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 set forth below are derived from our audited consolidated financial statements and the notes thereto, which are included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2009 and 2010 and the historical consolidated balance sheet data as of December 31, 2009, 2010 and 2011 set forth below are derived from our audited consolidated financial statements and the notes thereto, which are not included in this annual report.

Our audited consolidated financial statements have been prepared and presented in accordance with the generally accepted accounting principles in the United States, or U.S. GAAP.

	For the year ended December 31,
Consolidated statements of operations data	2009		2010		2011		2012		2013
	(in thousands of U.S. dollars, except shares and per share data)
Revenues	US$	131,298.2	US$	149,583.4	US$	160,008.4	US$	186,379.7	US$	179,440.4
WVAS		104,001.6		83,280.3		80,265.9		77,765.5		63,922.2
Mobile games		27,296.6		49,171.5		40,850.5		21,190.3		17,069.0
Internet games		—		17,131.6		38,892.0		87,423.9		98,449.2
Sales tax		(2,885.1)		(3,209.0)		(3,827.8)		(5,793.6)		(5,786.6)
WVAS		(2,273.6)		(1,584.4)		(1,390.9)		(1,053.2)		(969.0)
Mobile games		(611.5)		(925.1)		(621.1)		(219.3)		(160.7)
Internet games		—		(699.5)		(1,815.8)		(4,521.1)		(4,656.9)
Net revenues		128,413.1		146,374.4		156,180.6		180,586.1		173,653.8
WVAS		101,728.0		81,695.9		78,875.0		76,712.3		62,953.2
Mobile games		26,685.1		48,246.4		40,229.4		20,971.0		16,908.3
Internet games		—		16,432.1		37,076.2		82,902.8		93,792.3
Cost of revenues		(65,946.8)		(80,238.6)		(91,930.2)		(103,130.3)		(96,399.9)
WVAS		(54,258.5)		(48,329.5)		(50,758.6)		(52,655.5)		(43,085.2)
Mobile games		(11,688.3)		(29,570.8)		(25,248.0)		(10,935.0)		(7,780.3)
Internet games		—		(2,338.3)		(15,923.6)		(39,539.8)		(45,534.4)
Gross profit		62,466.3		66,135.8		64,250.4		77,455.8		77,253.9
WVAS		47,469.5		33,366.5		28,116.4		24,056.8		19,868.0
Mobile games		14,996.8		18,675.4		14,981.4		10,036.0		9,128.0
Internet games		—		14,093.9		21,152.6		43,363.0		48,257.9
Operating expenses:
Product development		(18,272.0)		(23,964.7)		(15,416.9)		(18,382.4)		(26,401.7)
Selling and marketing		(17,821.2)		(18,975.6)		(20,891.6)		(24,586.0)		(26,674.0)
General and administrative		(10,186.9)		(10,481.8)		(11,582.2)		(11,629.3)		(8,976.2)
Impairment loss on goodwill		—		(2,998.3)		(20,255.3)		—		—
Impairment loss on intangible assets		—		(5,730.6)		(3.9)		—		(1,562.4)
Total operating expenses		(46,280.1)		(62,151.0)		(68,149.9)		(54,597.7)		(63,614.3)

	For the year ended December 31,
Consolidated statements of operations data	2009		2010		2011		2012		2013
	(in thousands of U.S. dollars, except shares and per share data)
Change in fair value of contingent consideration for business acquisition		—		10,894.5		(3,729.5)		—		—
Government subsidies		—		337.7		319.2		301.4		2,176.4
Income (loss) from operations		16,186.2		15,217.0		(7,309.8)		23,159.5		15,816.0
Interest income		3,114.3		2,342.8		3,569.2		5,231.3		6,764.0
Interest income from loans to third party		—		—		1,193.2		453.6		—
Interest expense		(725.9)		(1,059.9)		(487.8)		(262.7)		(693.3)
Impairment loss on cost method investment		(1,500.0)		(1,509.9)		—		—		(2,000.0)
Loss on extinguishment of debt upon prepayment of convertible senior note		—		—		(1,567.5)		—		—
Exchange gain		—		—		—		387.6		1,487.3
Investment income		206.9		883.2		85.6		261.5		—
Net income (loss) before income taxes		17,281.5		15,873.2		(4,517.1)		29,230.8		21,374.0
Income taxes expense		(4,698.1)		(3,950.0)		(3,137.8)		(3,490.8)		(712.4)
Net income (loss)	US$	12,583.4	US$	11,923.2	US$	(7,654.9)	US$	25,740.0	US$	20,661.6
Net income (loss) per share:
Basic	US$	0.01	US$	0.01	US$	(0.00)	US$	0.02	US$	0.01
Diluted	US$	0.01	US$	0.01	US$	(0.00)	US$	0.01	US$	0.01
Weighted average shares used in calculating net income (loss) per share:
Basic		1,385,201,479		1,466,947,693		1,607,110,119		1,661,864,846		1,714,924,612
Diluted (1)		1,537,771,051		1,547,870,678		1,607,110,119		1,721,622,756		1,751,621,340

(1)	As of December 31, 2009, 2010, 2011, 2012 and 2013, we had 76 million, 76 million, 210 million, 285 million and 11 million ordinary share equivalents, respectively, outstanding that could potentially dilute income per share in the future, but that were excluded in the computation of diluted income per share in the periods as their effect would have been anti-dilutive.

	As of December 31,
Consolidated balance sheet data	2009		2010		2011		2012		2013

Cash and cash equivalents	US$	139,289.5	US$	157,170.8	US$	129,511.5	US$	120,694.7	US$	123,427.7
Term deposits		—		—		—		—		4,448.8
Held-to-maturity securities		—		—		17,299.1		17,465.3		51,866.5
Trading securities		100.6		20.3		7,754.6		—		—
Loans to third party		—		—		22,187.3		—		—
Accounts receivable, net		25,276.8		21,794.0		19,903.0		23,699.7		17,230.8
Property and equipment, net		3,116.0		3,738.6		3,620.3		3,065.5		5,842.5
Intangible assets, net		2,284.9		4,452.7		2,347.9		75,069.3		78,726.6
Long-term investment		1,464.5		—		—		4,000.0		2,000
Goodwill		23,042.3		87,705.7		72,967.1		87,551.0		90,266.6
Restricted cash		—		—		—		35,773.3		36,870.7
Total assets		200,078.6		281,445.3		280,248.0		372,784.1		419,240.3
Total current liabilities		23,565.3		63,474.7		32,526.0		71,229.6		67,370.8
Convertible note payable		3,001.0		3,552.7		1,272.6		—		—
Total shareholders’ equity		173,040.7		213,940.4		246,177.7		282,884.1		332,609.5
Total liabilities and shareholders’ equity		200,078.6		281,445.3		280,248.0		372,784.1		419,240.3

	For the year ended December 31,
Consolidated cash flow data	2009		2010		2011		2012		2013
	(in thousands of U.S. dollars)
Net Cash (used in) provided by:
Operating activities	US$	15,289.1	US$	26,013.6	US$	33,433.8	US$	46,655.9	US$	35,729.5
Investing activities		(8,282.6)		(10,314.9)		(40,284.8)		(41,206.8)		(43,944.6)
Financing activities		(3,865.7)		(776.5)		(26,335.0)		(14,313.0)		8,956.8

Exchange Rate Information

We present our consolidated financial statements in U.S. dollars. In addition, this annual report contains translations of certain Renminbi amounts to U.S. dollar amounts for transactions denominated in Renminbi. Unless otherwise specified or indicated by context, the translations of Renminbi amounts into U.S. dollar amounts have been made at the rate of RMB6.1024 = US$1.00, the central parity rate set by the People’s Bank of China, or the PBOC, China’s central bank, on December 31, 2013. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see Note 2 to our financial statements included elsewhere in this annual report on Form 20-F.

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

The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.2111 = US$1.00 on April 11, 2014. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each of the periods shown:

	Noon Buying Rate
	RMB per US$1.00
Period	High	Low
October 2013	6.1209	6.0815
November 2013	6.0993	6.0903
December 2013	6.0927	6.0537
January 2014	6.0600	6.0402
February 2014	6.1448	6.0591
March 2014	6.2273	6.1183
April 2014 (through April 11, 2014)	6.2123	6.1966

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2009, 2010, 2011, 2012, 2013 and 2014 (through April 11, 2014), calculated by averaging the noon buying rates on the last day of each month of the periods shown:

Average Noon Buying
Rate RMB per
Period	US$1.00
2009	6.8295
2010	6.7696
2011	6.4630
2012	6.3088
2013	6.1478
2014(through April 11, 2014)	6.1159

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

Risks Relating to Our Business

We depend on China Mobile and other PRC telecommunications operators for a significant portion of our revenues, and any loss or deterioration of our relationship with these telecommunications operators could result in severe disruptions to our business operations and the loss of the majority of our revenues.

We derive a significant portion of our revenues from the provision of WVAS and mobile games through the networks of the PRC telecommunications operators. We rely primarily on the networks of China Mobile Limited, or China Mobile, to deliver our products and services. In 2013, we derived approximately 25.9% of our total revenues and approximately 56.7% and 59.9%, respectively, of our WVAS and mobile games revenues from our cooperation arrangements with China Mobile. The remainder of our WVAS and mobile games revenues is derived from cooperation arrangements with China United Telecommunications Corporation, or China Unicom, and China Telecommunications Corporation, or China Telecom.

Through our consolidated variable interests entities, Beijing AirInbox Information Technologies Co., Ltd., or Beijing AirInbox, Beijing Boya Wuji Technologies Co., Ltd., or Beijing Boya Wuji, Beijing Wireless Interactive Network Technologies Co., Ltd., or Beijing WINT, Beijing Chengxitong Information Technology Co., Ltd., or Beijing Chengxitong, Nanjing Net Book Culture Co., Ltd., or Zhulang, Beijing Xinrui Technology Co., Ltd., or BJXR, Shanghai Mailifang Communications Ltd., or Mailifang, and Xiamen Xinreli Technology Co., Ltd., or Xinreli, as the case may be, we have entered into a series of cooperation agreements with the subsidiaries of China Mobile and other PRC telecommunications operators to provide WVAS and mobile games through the networks of these telecommunications operators. Pursuant to our agreements with these telecommunications operators, the telecommunications operators bill and collect fees from mobile phone users for the WVAS and mobile games we provide. Our agreements with the telecommunications operators are generally for terms of one year or less, and are typically not renewed automatically. We usually renew these agreements or enter into new agreements when the prior agreements expire, but on occasion the actual renewals, or entering into, of new contracts could be delayed for one month or more. Any inability to renew these contracts or enter into new contracts could severely disrupt our business and operations and materially decrease our revenues and profitability.

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

In addition, China Mobile or other PRC telecommunications operators could impose monetary penalties on us or terminate their cooperation agreements with us for a variety of reasons, including, if:

•	we fail to achieve the performance standards established by the relevant telecommunications operator from time to time;

•	we breach certain provisions under the agreements, which include, in many cases, the obligation not to deliver content that violates the relevant operator’s policies and applicable law; or

•	the relevant operator receives a high level of customer complaints about our services.

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

China Mobile or other PRC telecommunications operators may, from time to time, issue policies or guidelines requesting or stating their preferences for certain actions to be taken, or not taken, by all WVAS or mobile games providers using their networks. Due to our reliance on China Mobile and other PRC telecommunications operators, any significant change in their policies or guidelines could cause our revenues to decrease or operating costs to increase. As a result, we cannot assure you that our financial condition and results of operations would not be materially and adversely affected by policy or guideline changes by China Mobile or other PRC telecommunications operators.

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

We face competition from WVAS offered by PRC telecommunications operators. For example, China Mobile has been developing and marketing its own multimedia messaging service, or MMS, and WAP products that compete with our services. The PRC telecommunications operators may launch additional competing services in the future. Similar to our practices, China Mobile and other PRC telecommunications operators have entered into cooperation agreements with mobile handset manufacturers to pre-load their icons and codes on new handsets, in order to make accessing and subscribing to WVAS provided by China Mobile and other telecommunications operators easier for users of those handsets. Furthermore, China Mobile has entered into strategic alliances with selected handset manufacturers to embed menu items for only its own WVAS products and not the products of other WVAS providers, such as our company. The competing services offered by China Mobile and other PRC telecommunications operators could decrease our market share and result in a material decrease in our revenues, or harm our relationship with China Mobile and other PRC telecommunications operators, the occurrence of any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

Our dependence on the billing systems and records of the telecommunications operators and their subsidiaries may require us to estimate portions of our reported revenues and cost of revenues for WVAS and mobile games, which could result in subsequent significant adjustments to our financial statements.

As we do not bill our WVAS and mobile games customers directly, we depend on the billing systems and records of the telecommunications operators to record the volume of our WVAS and mobile games provided, bill our customers, collect payments and remit to us our portion of the revenues. We record revenues based on monthly statements from the telecommunications operators confirming the value of our services that the telecommunications operators billed to customers during the month. Due to our past experience with the timing of receipt of the monthly statements from the operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues and cost of revenues for which we will not have received monthly statements. In such an instance, our internal estimates would be based on our own internal data of expected revenues and related fees from services provided. We may overstate or understate our revenues and cost of revenues for the relevant reporting period, which could result in subsequent significant adjustments in our financial reports when we actually receive the telecommunications operators’ monthly statements for such period. Moreover, to the extent that the telecommunications operators require longer periods of time to send us monthly statements, we may be required to increase our reliance on our internal estimates when preparing our financial statements. If we are required to make adjustments to our quarterly financial statements in subsequent quarters, it could severely damage market sentiment toward us, and the trading price of our ADSs could decline significantly. In addition, we generally do not have the ability to independently verify or challenge the accuracy of the billing systems of the telecommunications operators. Nor could we assure you that any negotiations between us and the telecommunications operators to reconcile billing discrepancies will be resolved in our favor. See “Item 5 — Operating and Financial Review and Prospects — Critical Accounting Policies — Revenue Recognition.”

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

We are vulnerable to negative market perceptions regarding our company, our products and services, our personnel and other aspects of our business. Furthermore, we are exposed to the risk that litigation, employee misconduct, operational failures, senior personnel changes, customer complaints, outcome of regulatory investigations or other proceedings, and negative publicity generally, among other things, whether or not with merit, could severely damage our reputation. In particular, negative publicity could be based, for example, on allegations that we have failed to comply with applicable regulatory requirements or could result from loss of customer or confidential data, misconduct by employees (including senior management), dissatisfied customers, decline in operating performance or actions by regulatory authorities. Any damage to our reputation could materially and adversely affect our business and prospects, as well as our revenues and profitability.

Our efforts to develop additional distribution channels for our WVAS and mobile games may not succeed or may be restricted or halted by the MIIT or the telecommunications operators.

Cooperation with mobile handset manufacturers has provided us with an important distribution channel for our WVAS and mobile games. We pre-load into the menus of certain mobile handsets our mobile games, WAP icons and short codes for products offered on the MMS, SMS and interactive voice response, or IVR, platforms. A consumer who buys a new handset pre-loaded with our mobile games, icons and codes may access and subscribe to our services quickly and easily. Over the years, cooperation with mobile handset manufacturers has become one of the most important distribution channels for us, and a material portion of our revenues is derived from such cooperation. However, in recent years, China Mobile and other PRC telecommunications operators have entered into cooperation agreements with mobile handset manufacturers similar to our agreements with mobile handset manufacturers. We cannot assure you that mobile handset manufacturers will continue their cooperation with us or maintain their current revenue-sharing arrangements with us.

In addition, we cannot assure you that the MIIT, China Mobile or other PRC telecommunications operators will not restrict or halt our cooperation with the mobile handset manufacturers. For example, in addition to pre-loading our mobile games, WAP icons and MMS, SMS and IVR short codes into the menus of selected mobile handsets, until recently, we also embedded our icons and codes in selected handsets. After the MIIT issued a notice barring the production of mobile handsets with embedded icons and codes that cannot be changed or deleted by consumers, we had to alter our arrangements with mobile handset manufacturers to comply with the notice. Although mobile handset manufacturers are still permitted to pre-load our icons into the handset menus, so long as such icons can be changed or deleted, we cannot assure you that the MIIT will not expand its regulations to bar the pre-loading of icons and codes in the future.

China Mobile has been in recent years promoting only its own WVAS products in the embedded menus of those handsets with those manufacturers China Mobile has entered into strategic alliances. We cannot assure you that China Mobile or other telecommunications operators will not, in the future, take other steps to limit or halt our use of mobile handsets as a distribution channel. Any further actions by the telecommunications operators or the MIIT to limit or halt our use of mobile handsets as a distribution channel could materially decrease our revenues, profitability and future growth.

Our ability to succeed in the PRC Internet games market is subject to many challenges and uncertainties.

We entered into the Internet games business with our acquisition of Shanghai Dacheng Network Technology Co., Ltd., or Dacheng, in 2010. Our ability to succeed in the PRC Internet games market is subject to many challenges, such as our ability to develop and license popular games. In particular, new Internet games are regularly introduced in the PRC, but only a relatively small number of high quality, popular games account for a significant portion of the PRC Internet games market. Moreover, it is difficult to predict prior to the introduction of an Internet game whether any particular game would be well received by PRC game players. Accordingly, any negative development relating to our Internet games could materially and adversely affect our business, financial condition, results of operations and prospects. Potential negative developments include:

•	our failure to make quality upgrades, expansion packs, enhancements or improvements to our Internet games in a timely manner;

•	our failure to avoid, or detect and correct, defects in our Internet games in a timely manner;

•	any reduction in our server capacity for any reason, including our failure to adequately project our future server needs and make advanced purchases of servers to accommodate the expected increase in the number of game players;

•	any reduction in or failure to grow our games or player base, or any decrease in the popularity of our Internet games in the market due to intensifying competition or other factors;

•	any failure to license quality Internet games from other Internet game developers that complement our internally developed Internet games;

•	any failure to properly tailor and localize any foreign games we have licensed for PRC game players;

•	any decrease in or failure to grow the amount of revenues generated from our Internet games;

•	a failure in our Internet games billing system, which we rely on for revenue recognition and tracking of the consumption patterns of game players; or

•	any breach of game-related software security or prolonged server interruption due to network failures or hacking activities.

In addition, our ability to succeed in the Internet games market is subject to many uncertainties beyond our control. As the Internet games industry is a relatively new and evolving industry, the growth of the Internet games industry and the level of demand and market acceptance of our Internet games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors, including:

•	the Internet infrastructure, growth of personal computer, Internet and broadband penetration in the PRC and other markets in which we offer our games;

•	whether the Internet games industry, particularly in the PRC and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•	our ability to license or operate our games in overseas markets;

•	laws, rules, regulations and policies affecting the Internet games industry, including those affecting Internet cafes in the PRC, where a substantial portion of our game players access Internet games;

•	general economic conditions, particularly those affecting discretionary consumer spending;

•	the availability and popularity of other forms of entertainment, particularly console game systems, such as those made by Sony Corporation, Nintendo Co., Ltd. and Microsoft Corporation, which are already popular in developed countries and may gain popularity in the PRC and other countries in which we market our games;

•	public opinion regarding Internet games;

•	the popularity, pricing and business model of new Internet games and in-game items that we and our competitors launch and distribute; and

•	our ability to upgrade and improve our existing games to extend their life spans and to maintain their competitive positions in the Internet games market in a timely manner.

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

Moreover, any failure by us to predict and adapt our Internet games to meet trends in the Internet games market in the PRC could materially reduce our revenues and profitability, and severely harm our growth and prospects. For example, a majority of our Internet games depend on our players to download and install large client-side software, which can be well over one thousand megabytes in many cases and take many hours to download. Game players in the PRC have been increasingly turning to web browser-based games in cases where downloading large client-side software is inconvenient or impracticable. As such, we cannot assure you that game players in the PRC will continue to download and install such types of software to play Internet games, nor can we assure you that our existing game players will not, in the future, find downloading and installing large software packages inconvenient or impracticable or otherwise prefer the convenience and ease of use offered by browser-based or other games.

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

Our mobile games business has experienced high volatility in its operations, and the mobile games market in the PRC is subject to many uncertainties.

Since 2008, we have made significant efforts to develop our mobile games business. As our mobile games business has developed, it has required separate management in respect of decision making, allocation of resources and assessment of performance. However, our mobile games business has experienced high volatility in its operations. For example, revenues from our mobile games business decreased 48.1% from US$40.9 million in 2011 to US$21.2 million in 2012, and further decreased 19.4% to US$17.1 million in 2013. We cannot assure you that we will be successful in developing our mobile games business, which will depend, among other things, on our ability to:

•	respond to market developments, including the development of new platforms and technologies, such as smartphone mobile gaming platform, and changes in pricing and distribution models, such as the advent of application stores, or “app stores,” operated by handset manufacturers;

•	respond to changes in policies of China Mobile or other PRC telecommunications operators relating to mobile games distributed through them;

•	maintain and diversify our distribution channels, including through China Mobile and the other PRC telecommunications operators and handset manufacturers;

•	develop new high quality mobile games that achieve significant market acceptance, and timely improve our existing mobile games to extend their life spans and to maintain their competitiveness in the mobile games market;

•	successfully identify, acquire and integrate other mobile games development companies that could complement our internal mobile games development resources;

•	supplement our internally developed mobile games by acquiring mobile games from third party mobile game developers or cooperating with third party mobile game developers to jointly develop mobile games; and

•	develop and upgrade our mobile-game platform technologies.

In addition, the mobile games market is an emerging market in the PRC. The growth of this market and the level of demand and market acceptance of our mobile games are subject to many uncertainties. The development of this market and our ability to derive revenues from this market depend on a number of factors, some of which are beyond our control, including:

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

The PRC WVAS market has experienced increasingly intense competition. The MIIT reported on its website that more than 2,545 service providers held nationwide licenses as of December 31, 2013 to supply WVAS on the PRC telecommunications operators’ networks. We compete with these companies primarily on the basis of brand, price, type and timing of service offerings, content, customer service, business partners and distribution channel relationships. We also compete with these companies for experienced and talented employees. While we believe that we have certain advantages over our competitors, some of them may have greater personnel and financial resources and a longer operating history than we do. In particular, Internet portal companies that provide WVAS may have an advantage over us as a result of their more established brand names, user bases and Internet distribution channels. Furthermore, our competitors may be able to develop or exploit new technologies faster than we can, or offer a broader range of products and services than we are presently able to offer.

The development, distribution and sale of mobile games are also highly competitive in the PRC. We compete for customers primarily on the basis of game quality, brand and price. In addition, we compete for telecommunications operators to distribute our mobile games, principally on the basis of the popularity of our games among customers, our historical performance, perception of our sales potential and our relationships with content and brand licensors. Furthermore, we compete for content and brand licensors who supply game content and brands, mainly on the basis of the economic terms, such as royalty rates, of our cooperation agreements with the licensors, the licensors’ perception of our ability to develop games and pre-load games in mobile handsets, our speed of execution, diversity of distribution channels and relationships with telecommunications operators. We also compete for experienced and talented employees in the mobile games business. Moreover, the entry of new competitors, such as developers of personal computer-based Internet games, major media companies, traditional video game developers, content aggregators, mobile software providers and independent mobile games developers, would likely intensify competition in the mobile games market. Increasing competition in this market could make it difficult for us to maintain or increase our market share and have a material adverse effect on our business, financial condition, results of operations and prospects.

The Internet games business is also highly competitive in the PRC. Given the relatively low entry barriers to operating Internet games, we expect more companies to enter the Internet games industry in the PRC and a wider range of Internet games to be introduced to the PRC market. Our principal competitors in the PRC include Perfect World Co. Ltd., Shanda Interactive Entertainment Limited, Netease.com, Inc., Changyou.com Limited, Giant Interactive Group Inc. and Tencent Holdings Limited. Our potential competitors include major Internet portal operators, other domestic and foreign game developers and publishers and alliances between our existing and new competitors. Many of our competitors have significantly greater financial and marketing resources and name recognition than we do. Some of our competitors or potential competitors, especially major foreign Internet games developers, have greater game development resources than we do. In addition, many of our competitors have developed and operated games that have proven commercially successful for a longer period of time than our games and have a larger portfolio of Internet games than we do.

Moreover, our competitors may introduce new business models that may be more attractive to customers than the business models we currently use. We believe that competition in the PRC Internet games market may become more intense as increasing numbers of Internet games are introduced in the market. We cannot assure you that we will be able to compete successfully against any new or existing competitors, or against any new business models implemented by them. In addition, the increased competition in the Internet games industry may reduce the number of our players or growth rate of our player base, or create pressure for us to reduce usage fees or the prices of certain in-game items. Any of these events could materially decrease our revenues and profitability.

We apply an item-based revenue model for all of our current Internet games, which is a relatively new revenue model and may have a negative impact on our financial condition and results of operations.

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

In addition, our revenue recognition policy for the item-based games relies on our estimates of the useful lives of various items associated with each of our item-based games. As we have adopted the item-based revenue model beginning in 2009, we have a limited operating history and data for our item-based games on which to base our revenue recognition policy for these games. With respect to permanent ownership items that we sell to players, we recognize revenues over the estimated useful lives of such items. We take into account player behavior patterns in estimating the lives of permanent life in-game items, including the average period that the typical player plays our games based on log-on data, which are affected by various factors such as acceptance and popularity of the game, game updates and other in-game items, promotional events launched, future operating strategies and market conditions. We calculate the actual playing periods of the players based on historical log-on patterns of all the players over years of game operations starting from the launch of the games. We review the actual average playing periods for all active games and evaluate other various factors, such as acceptance and popularity of the game, game updates and other in-game items, promotional events launched, future operating strategies and market conditions at lease annually, to assess if the estimated life of permanent ownership items remains reasonable. Given the relatively short operating history of our item-based games, however, our estimate of the period that players typically play our games may not accurately reflect the actual useful lives of the items, and changes in player behavior observed over time may also affect the estimate. We revise our estimates as we continue to gather operating data, and refining our estimation process and results accordingly. Any future revisions to estimates could affect the time period during which we recognize revenues from these items. In particular, an increase in the estimated lives of these items would increase the period of time over which the revenues from the items are recognized. If we are required to make adjustments to our financial statements as a result of revisions to our estimates, it could materially and adversely affect market sentiments toward us, and the trading price of our ADSs could decline significantly.

Moreover, in the future, we may adopt other business models in our Internet games business to supplement our item-based revenue model, such as the CD-Key model, under which players are able to have full access to our Internet games but only after they have paid an upfront fee. We have adopted the CD-Key model for the Guild Wars 2 game and may in the future apply such model or other revenue models to our other Internet games. We cannot assure you that these new business models will be successful, or that it will not have a negative impact on our financial condition and results of operations, including our revenues, profitability and cash flows.

We depend on a small number of Internet games for a significant portion of our Internet games revenues. As a result, any factors that could have an adverse impact on the development, marketing and distribution of these Internet games, or on our business relationships with the licensors of these Internet games, could materially decrease our Internet games revenues, and have a material adverse effect on our business, financial condition, results of operations and prospects.

A substantial majority of our Internet games revenues is generated from purchases of in-game items by game players based on a small number of Internet games we offer. The revenues generated from these Internet games are responsible for a disproportionate amount of our Internet games revenues. In 2013, revenues generated by in-game items purchased by game players who play the World of Tanks game represented over 95.5% of our Internet games revenues. If the World of Tanks game players become dissatisfied with the World of Tanks game or with the in-game items, they may choose not to purchase additional in-game credits in the future.

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

During 2013, approximately 96.1% of our Internet games revenues were generated from Internet games that we licensed from third party Internet games developers. Our ability to acquire and maintain licenses to popular Internet games from third party developers depends on a number of factors, such as:

•	identifying and maintaining good relationships with licensors whom we rely on to provide our game players with upgrades, expansion packs, enhancements or improvements;

•	changes in the terms, or termination, of or the failure to renew, the Internet games licenses with our licensors, which could be caused by, among others, contractual breach by us or our licensors, demand for new royalty payments by our licensors or refusal by our licensors to renew licenses;

•	maintaining the reputation and continued marketability of our licensed games if our licensors are unable to provide our game players with satisfactory upgrades, expansion packs or enhancements;

•	protecting our intellectual property rights both inside and outside the PRC;

•	complying with the different commercial and legal requirements of the international markets from which we license our games, such as Internet games import regulatory procedures, taxes and other restrictions and expenses;

•	fluctuations in currency exchange rates; and

•	interruptions in cross-border Internet connections or other system failures.

If we are unable to maintain a stable relationship with third party Internet game developers due to any of the factors listed above, or if these developers establish similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, we may not be able to properly manage our operation of licensed online games, which could materially harm our business as well as our operating results.

Moreover, we have incurred significant payment obligations to third party developers. For example, as part of our license arrangement with ArenaNet, Inc., or ArenaNet, for the exclusive right to operate the Guild Wars 2 game in the PRC, we agreed to pay significant license fees and additional royalties calculated based on revenue generated from the game. To guarantee our payment obligations to ArenaNet, we arranged a standby letter of credit with a maximum guarantee amount of US$35 million from a PRC commercial bank in ArenaNet’s favor. We believe our current cash and cash equivalents and cash flow from operations will be sufficient to meet these obligations. However, if we are unable to meet these obligations, or if financing is not available in amounts or on terms acceptable to us, our ability to operate our licensed games could be materially disrupted and our licenses with third party developers could be terminated, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We have licensed nine of our Internet games to operators outside the PRC. We plan to license our existing and new internally developed games in additional countries and regions in the future. The offering of our internally developed games to the international markets exposes us to a number of risks, including:

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

We could be liable for breaches of security of our website and third party online payment channels, which may materially harm our reputation, business and prospects.

A portion of our Internet games revenues is generated from sales through third party online payment platforms. In such transactions, secure transmission of confidential information, such as customers’ credit card information, personal information and billing addresses, over public networks, in some cases including our websites for our Internet games, is essential to maintain consumer confidence. While we have not experienced any breach of our security measures to date, we cannot assure you that our current security measures are adequate. In addition, we expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment systems over time. Over the same period, online theft of confidential information will likely increase and we must be prepared to increase our security measures and efforts so that our customers have confidence in the reliability of the online payment systems that we use. We do not have control over the security measures of our third party online payment vendors, and we cannot assure you that these vendors’ security measures are adequate or will be adequate with the expected increased usage of online payment systems. Security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information, and could harm our reputation, ability to attract customers and ability to encourage customers to purchase in-game items, any of which could materially harm our reputation, business and prospects.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the three-year period from December 31, 2010 until December 31, 2013, the closing prices of our ADSs ranged from US$ 3.55 to US$ 14.69 per ADS, and the closing price on April 14, 2014 was US$10.28 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including:

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

The stock market in general and the market prices for Internet-related companies with operations in the PRC in particular have experienced volatility that has sometimes been unrelated to the operating performance of such companies. These broad market and industry fluctuations may materially and adversely affect the price of our ADSs, regardless of our operating performance. In addition, sales of our ADSs in the public market, or the perception that such sales could occur, could cause the market price of our ADSs to decline. Certain of our executive officers who hold our shares or ADSs may sell their shares or ADSs subject to applicable volume and other restrictions under Rule 144 of the Securities Act. To the extent that such shares or ADSs are sold into the market, the market price of our ADSs could decline substantially.

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

Although our management and an independent registered public accounting firm have concluded that our internal controls over our financial reporting were effective as of December 31, 2013, the end of the period covered by this annual report, we may fail to maintain effective internal controls over financial reporting in the future, in which case we and the independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. In addition, even if our management concludes at the end of future reporting periods that our internal controls are effective, the independent registered public accounting firm, or the relevant regulator, may disagree. If such independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed or operated, or if such independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could cause the market price of our ADSs to decline significantly. We also may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Moreover, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. As a result, even effective internal control over financial reporting can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls over financial reporting, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business could be harmed, we could fail to meet our reporting obligations, and the market price of our ADSs could decrease significantly.

Business growth and a rapidly changing operating environment may strain our limited resources.

We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our user base increases and as we diversify into other business segments, we will need to increase our investment in our technological infrastructure, facilities and other areas of operations. In particular, our product development, customer service and sales and marketing are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support may deteriorate and our business may suffer. Any deterioration in performance could prompt China Mobile or other PRC telecommunications operators to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:

•	develop and quickly introduce new services, adapt our existing services and maintain and improve the quality of all of our services, particularly as new mobile technologies are introduced;

•	effectively maintain our relationships with China Mobile and other PRC telecommunications operators;

•	enter into and maintain relationships with our business partners;

•	develop or license attractive mobile and Internet games that can generate recurring revenues;

•	continue training, motivating and retaining our existing employees, attract new employees and integrate new employees;

•	expand the percentage of our revenues that are recurring and are derived from monthly subscription-based services;

•	develop and improve our operational, financial, accounting and other internal systems and controls; and

•	maintain adequate controls and procedures relating to our periodic public disclosure under applicable laws.

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

We were classified as a passive foreign investment company, or PFIC, in 2012 and certain previous taxable years, which may have resulted in adverse United States Federal income tax consequences to U.S. holders of our ADSs and may continue to result in adverse United States Federal income tax consequences to such holders even in taxable years in which we are not a PFIC. Although we were likely not classified as a PFIC in 2013, we may become a PFIC in 2014 or future taxable years, which may result in additional adverse United States Federal income tax consequences to U.S. holders of our ADSs.

We have substantial passive assets in the form of cash and cash equivalents, which caused us to be classified as a PFIC for U.S. Federal income tax purposes in 2012 and certain previous taxable years. Although the matter is not free from doubt, we were likely not classified as a PFIC in 2013. However, we cannot assure you that we will not be classified as a PFIC in 2014 or future taxable years. The determination of whether we are a PFIC is principally based upon:

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

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, as auditors of companies that are publicly traded in the United States and a firm registered with the Public Company Accounting Oversight Board of the United States, or PCAOB, is required by the laws of the United States to undergo regular inspection by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Since the PRC is a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC regulatory authorities, the operations in the PRC of our independent registered public accounting firm, similar to the PRC operations of other independent registered public accounting firms, is not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating audits of our independent registered public accounting firm and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

In March 2009, we issued to Nokia Growth Partners II, L.P., or NGP, a warrant to purchase up to 80 million of our ordinary shares, exercisable within five years. In August 2012, NGP transferred a warrant to purchase up to 40 million of our ordinary shares, exercisable prior to March 18, 2014, which constituted 50% of the original warrant, to Fit Run Limited, which is beneficially owned by Han Jun, an individual unaffiliated with us. We consented to this transfer and, in exchange for the original warrant, issued a new warrant to purchase up to 40 million of our ordinary shares, exercisable prior to March 18, 2014, to NGP. In September 2013, NGP exercised the warrant to purchase 40 million of our ordinary shares and Fit Run limited exercised the warrant to purchase 40 million of our ordinary shares.

In August 2012, in connection with the licensing of certain Internet games, we granted to each of Meteor Entertainment, Inc., or Meteor Entertainment, and ArenaNet a warrant to purchase up to 40 million of our ordinary shares (equivalent to 1 million of our ADSs) respectively. The warrants are exercisable within one year after the launch of the respective licensed games. In addition, we have issued warrants to purchase up to a total of 200 million of our ordinary shares (equivalent to 5 million of our ADSs) to WarGaming in connection with our various licensing arrangements with WarGaming. In May 2013, WarGaming exercised the warrant to purchase 120 million of our ordinary shares.

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

We may not be able to adequately protect our intellectual property, and we also may be exposed to infringement claims by third parties.

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

Due to the manner in which we obtain, collect, produce and aggregate content and applications for our WVAS, mobile games and Internet games, and because our services may be used for the distribution of information, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations. In addition, third parties could assert claims against us for losses in reliance on information distributed by us. When we license third party content or other intellectual properties, we rely on the licensor’s representations and warranties of its rights or titles to the content or intellectual properties. Although we perform reasonable due diligence, we cannot guarantee that such a licensor actually has the legal rights or titles to the content or intellectual properties that we distribute or use. We cannot assure you that third parties will not assert claims against us or challenge the validity of our license agreements. If we are found to have infringed any intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. We may also incur significant costs in investigating and defending these claims.

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

One of our growth strategies is to continue expanding our businesses and game development capabilities and resources through, among others, acquisitions. We believe that growing our businesses and game development capabilities and resources both organically and through selective acquisitions will enable us to expand our Internet and mobile games businesses more quickly and efficiently. However, we may fail to realize the anticipated benefits of our acquisitions, and such acquisitions may also expose us to uncertainties and risks. In particular, acquisitions may not meet our expectations and the realization of the anticipated benefits may be delayed or reduced as a result of numerous factors, some of which are outside of our control. These factors include:

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

In addition, we are required under U.S. GAAP to review our intangible assets with definite life for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill and intangible assets with indefinite life are required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets may not be recoverable include a decline in stock price and market capitalization and slower growth rates in our industry. We may be required to record a charge to earnings in our financial statements during the period in which any impairment of our goodwill or intangible assets is determined. For example, in the third quarter of 2011, we recorded an impairment charge of US$20.3 million for intangible assets and goodwill associated with the WVAS unit, and in the third quarter of 2013, we recorded an impairment charge of US$1.8 million for intangible assets, of which US$0.2 million impairment loss is recorded as “cost of sales” and US$1.6 million impairment loss is recorded as “impairment loss on intangible assets”, respectively. As of December 31, 2013, our carrying value of goodwill and intangible assets was approximately US$169.0 million.

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

Risks Relating to Our Corporate Structure

Our business and operations could be significantly disrupted, and we could be subject to sanctions, if the contractual arrangements between us and our consolidated variable interest entities that we depend on for operating our WVAS, mobile games and Internet games are found to be non-compliant with applicable PRC law.

Under applicable PRC law, foreign investment in the PRC enterprises that provide value-added telecommunications services, including Internet content services, is subject to an ownership limitation of not more than 50%. In addition, foreign investment in Internet game operators in the PRC is also subject to restrictions. In particular, the SAPPRFT, which is responsible for the registration of Internet games operated in the PRC, published a notice in September 2009 indicating that foreign investors are prohibited from obtaining control over Internet game operators in the PRC or participating in the Internet games sector through the establishment of joint venture companies or contractual or technical arrangements. As a result, our ability to directly engage in value-added telecommunications services or Internet games services is severely restricted.

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

As the applicable PRC laws, rules and regulations governing the Internet games sector are evolving and subject to differing interpretations, there are substantial uncertainties regarding the validity and enforceability of the contractual arrangements between us and our consolidated variable interest entities. We have been advised by our PRC legal counsel, Commerce & Finance, that each agreement under the contractual arrangements with our consolidated variable interest entities constitutes a valid and legally binding obligation under applicable PRC law. In addition, Commerce & Finance is of the opinion that, with respect to Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, no consent, approval or license, other than those already obtained, is required under any existing PRC laws, rules and regulations for the effectiveness and enforceability of the contractual arrangements, businesses and operations of these companies. We cannot assure you, however, that the relevant PRC regulatory authorities will not ultimately determine that these contractual arrangements are non-compliant with applicable PRC laws, rules and regulations.

If we or our operating companies were found to violate any existing or future PRC laws, rules or regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with such violation, including:

•	revoke the business and operating licenses of our wholly owned subsidiaries, our consolidated variable interest entities and their subsidiaries;

•	discontinue or restrict the operations of any related party transactions among our wholly owned subsidiaries, our consolidated variable interest entities and their subsidiaries;

•	impose fines or other requirements on our wholly owned subsidiaries, our consolidated variable interest entities and their subsidiaries;

•	require us to revise our ownership structure or restructure our operations; and/or

•	restrict or prohibit us from using the proceeds from public offerings to finance our business and operations in China.

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

The applicable PRC laws, rules and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include WVAS, mobile games and Internet content services, or that operate Internet games. As a result, we conduct substantially all of our operations and generate substantially all of our revenues through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng pursuant to a series of direct or indirect contractual arrangements with them and their respective shareholders. These agreements may not be as effective in providing control over our operating companies as direct ownership. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our consolidated variable interest entities. In addition, our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of our consolidated variable interest entities into our consolidated financial statements in accordance with U.S. GAAP. In particular, our operating companies could fail to perform or make payments as required under the contractual agreements, and we will have to rely on the PRC legal system to enforce these agreements, which may not be effective.

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

Under our equity pledge agreements with our consolidated variable interest entities and their shareholders, these shareholders have agreed to pledge all of their respective equity interests in the consolidated variable interest entities to us. The purpose of such pledges is to secure the performance of our consolidated variable interest entities’ obligations under the various contractual arrangements, including the business operation agreements and technology development agreements. As of December 31, 2013, the pledges of equity interests by shareholders of our consolidated variable interest entities have all been registered with the relevant local SAIC. According to the applicable PRC laws, when an obligor fails to pay its debt, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If our consolidated variable interest entities or their shareholder fails to perform their respective obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the equity pledge agreements is to require the pledgor to sell the pledged equity interests in an auction or private sale and remit the proceeds to our wholly owned subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in consolidated variable interest entities.

In addition, in the registration forms of the local branch of the SAIC for the pledges, the amount of registered equity interests pledged to our wholly owned subsidiaries, including Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang, Xinreli, BJXR and Dacheng, was stated as RMB10,000,000, RMB10,000,000, RMB10,100,000, RMB10,000,000, RMB10,000,000, RMB10,000,000 and RMB11,182,480, respectively, which in aggregate represent 100% of the registered capital of our consolidated variable interest entities. A PRC court may take the position that the amounts listed on the equity pledge registration forms represent the full amounts of the collateral that have been registered and perfected. In that event, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by a PRC court to be unsecured debt, and our ability to be repaid may be materially harmed.

The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, which may substantially disrupt our business.

The registered shareholders of our consolidated variable interest entities are our current or former directors, officers or employees and their relatives. For example, Leilei Wang, our Chairman and Chief Executive Officer, is one of the registered shareholders of Dacheng, a consolidated variable interest entity that was acquired in 2010. In addition, Mr. Wang owned 19.9% of our outstanding ordinary shares as of the date of this annual report on Form 20-F. See “Item 4 - Information on the Company - Our Corporate Structure” for a list of the registered shareholders of our consolidated variable interest entities and their respective shareholdings. Conflicts of interest may arise between such shareholders’ duties to us and our consolidated variable interest entities. If such conflicts arise, these shareholders may not act in our best interests and such conflicts of interest may not be resolved in our favor. In addition, these shareholders may breach or cause our consolidated variable interest entities to breach or refuse to renew their existing contractual arrangements that allow us to exercise effective control over them and to receive economic benefits from them. The laws of the Cayman Islands provide that directors of a company owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If certain shareholders of our consolidated variable interest entities do not comply with their fiduciary duties to us as our designated directors, or if we cannot resolve any conflicts of interest or disputes between us and any current or future registered shareholders of our consolidated variable interest entities, we would have to rely on legal proceedings to remedy the situation, the outcome of which is uncertain and which may result in substantial disruptions to our business.

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

Furthermore, PRC law requires that payment of dividends by each of KongZhong Beijing, KongZhong China and Simlife Beijing may be made only out of their respective net income, if any, determined in accordance with PRC accounting standards and regulations. Under the applicable PRC laws, KongZhong Beijing, KongZhong China and Simlife Beijing also are required to set aside no less than 10% of their respective after-tax net income each year as reserve funds unless such reserve funds, after making up losses of preceding years, have reached 50% of their respective registered capital, and these reserves are not distributable as dividends. Any limitation on the payment of dividends by our subsidiaries could have a material adverse effect on our ability to grow, fund investments, make acquisitions, pay dividends and otherwise fund and conduct our business.

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

Leilei Wang, our Chairman and Chief Executive Officer, owned 19.9% of our outstanding ordinary shares as of the date of this annual report on Form 20-F. Accordingly, he exerts significant influence in determining the outcome of any corporate transaction or other matter submitted to the holders of our ordinary shares and ADSs for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of Directors and other significant corporate actions. He will also have significant influence in preventing or causing a change in control. In addition, without his consent, we may be prevented from entering into transactions that could be beneficial to us. Mr. Wang’s interests may differ from the interests of the other holders of our ordinary shares or ADSs.

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

In recent years, the PRC government has begun to promulgate laws, rules and regulations applicable to the WVAS, mobile games, Internet and Internet games industries in the PRC, many of which are relatively new and untested and are subject to future changes. In addition, various regulatory authorities of the central PRC government, such as the State Council of the PRC, or the State Council, the MIIT, the MOC, the SAIC, the MPS and the SAPPRFT, are empowered to issue and implement rules to regulate certain aspects of Internet-related services and activities. Furthermore, certain local governments also have promulgated local rules applicable to Internet-related services and activities within their respective jurisdictions. As the Internet industry itself is at a relatively early stage of development in the PRC, it is likely that additional laws, rules and regulations will be promulgated in the future to address issues that may arise from time to time. As a result, uncertainties exist regarding the interpretation and implementation of current and future applicable PRC laws, rules and regulations. We cannot assure you that we will not be found in violation of these PRC laws, rules or regulations due to these uncertainties, in which case we could be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of our operations. See “Item 4 — Information on the Company — Regulation.”

Each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, BJXR and Beijing Chengxitong has obtained a telecommunications and information services operating license for their Internet content businesses from the Beijing Telecommunications Administration Bureau. In addition, each of Beijing AirInbox, Beijing WINT, BJXR, Beijing Chengxitong, Mailifang and Xinreli has obtained a value-added telecommunications license from the MIIT in order to provide services in multiple provinces, autonomous regions and municipalities. Each of Beijing Boya Wuji, Zhulang, Dacheng and Shanghai KongZhong Brilliant Game Co., Ltd., or Brilliant Game, has obtained a value-added telecommunications license from branches of the MIIT at the provincial level to provide intra-provincial services. Each of Beijing AirInbox, Dacheng, Zhulang, Xinreli and Brilliant Game has obtained an Internet Culture Business Permit for our Internet games business. If any of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, BJXR, Beijing Chengxitong, Zhulang, Mailifang, Xinreli, Dacheng or Brilliant Game fails to obtain or maintain any required licenses or permits, it may be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of its operations. Any of these measures could materially disrupt our business and materially and adversely affect our financial condition and results of operations.

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

The PRC government has promulgated regulations governing telecommunications service providers, Internet access, the distribution of news and other information and the operation of Internet games. In the past, the PRC government has stopped the distribution of information over the Internet that it believes violates PRC law, including content that it deems to be obscene, to incite violence, to endanger national security, to be contrary to the national interest or to be defamatory. The telecommunications operators also have their own policies that restrict the distribution by WVAS providers they deem inappropriate. For instance, they have punished certain providers for distributing content deemed by them to be obscene. These punishments have included censoring of content, delays in payments of fees by the telecommunications operators to the offending service provider, forfeiture of fees owed by the telecommunications operators to the offending service provider and suspension of the service on the telecommunications operators’ networks. Accordingly, even if we comply with PRC governmental regulations relating to licensing and foreign investment restrictions, if the PRC government or the telecommunications operators were to take any action to limit or prohibit the distribution of information we provide or to limit or regulate any current or future content or services available to our users, our revenues could be materially reduced, and traffic to our reputation could be severely damaged.

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

Substantially all of our assets and end customers are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects are, to a significant degree, subject to the economic, political and social conditions in the PRC. Although the PRC has been one of the world’s fastest-growing economies in terms of GDP since 1978, we cannot assure you that such growth will be sustained in the future. Moreover, any negative development in the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in the PRC.

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

In February 2012, SAFE promulgated the Notice Relating to Foreign Exchange Administration for Domestic Individuals Participating in the Stock Incentive Plans of Overseas-Listed Companies, or SAFE Notice 7, replacing the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company promulgated in March 2007, or SAFE Notice 78. Under SAFE Notice 7, PRC individuals and foreign citizens who have been a resident of the PRC for one year or more, or, collectively, Domestic Individuals, participating in a stock incentive plan of an overseas-listed company, are required, through a PRC domestic agent to register with SAFE and complete certain other procedures. Such PRC domestic agent should be a PRC subsidiary of the overseas-listed company or a qualified domestic institution selected by the PRC subsidiary. As we are an overseas-listed company, we and those employees deemed to be Domestic Individuals and who have been granted share options and/or restricted share units under our equity incentive plans are subject to SAFE Notice 7. We and those employees subject to SAFE Notice 7 intend to make such application and complete all the requisite procedures. In 2009 and 2010, we registered, and registered on behalf of those employees subject to SAFE Notice 7, with the relevant local SAFE branches our previously adopted employee stock incentive plans, pursuant to regulations promulgated under SAFE Notice 78.. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of SAFE Notice 7, and we cannot assure you that our registration under SAFE Notice 78 would be sufficient for compliance with SAFE Notice 7. If SAFE or other PRC governmental authorities determine that we or those of our employees subject to SAFE Notice 7 have failed to comply with the provisions of SAFE Notice 7, we or they may be subject to fines and legal sanctions, which could have a material adverse effect on the implementation of our equity incentive plans and our ability to attract and retain qualified personnel, as well as our business and prospects. See “Item 4 — Information on the Company — Regulation — Regulation of Share Options and Restricted Share Units.”

Fluctuation of the Renminbi could adversely affect the value of and dividends payable on our ADSs.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the PRC government’s new policy, the Renminbi is permitted to fluctuate within a managed band against a basket of certain foreign currencies. Although daily fluctuations of the Renminbi against the basket of currencies are currently limited to 1.0% per day, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. On June 20, 2010, the People’s Bank of China, or the PBOC, announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate, and on April 14, 2012, the PBOC announced that, effective as of April 16, 2012, the Renminbi is permitted to fluctuate with a band of 1.0% per day, doubling the previous announced fluctuation limit of 0.5% per day. We cannot assure you that the Renminbi will not be permitted to enter into a free float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. As we receive substantially all of our revenues in Renminbi and a majority of our cash and cash equivalents are denominated in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms and the value of dividends, if any, payable on our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. As of December 31, 2013, we had cash and cash equivalents in the amount of US$123.4 million. A 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$1.0 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$1.0 million in our total amount of cash and cash equivalents. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

The discontinuation of any of the preferential tax treatments available to us in the PRC or the rejection of our application for preferential tax treatments could adversely affect our business, operating results and financial condition.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. It imposes a tax rate of 25% on all foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. However, under the New EIT Law and its implementation rules, “high-and-new technology enterprises strongly supported by the State,” or HNTE, are entitled to a preferential tax rate of 15%, and “software enterprises” are entitled to an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. In 2008 and 2011, KongZhong Beijing, Beijing AirInbox, BJXR and Tianjin Mammoth were granted the HNTE status by the PRC tax authority under the New EIT Law. In 2009 and 2012, KongZhong China, Beijing Chengxitong and Beijing WINT were granted the HNTE status by the PRC tax authority under the New EIT Law. As of December 31, 2013, Beijing AirInbox, KongZhong China, Dacheng, Xinreli, Brilliant Game and Tianjin Mammoth were qualified as “software enterprise” by the local industry and information technology department. However, we cannot assure you that the PRC tax authorities or local industry and information technology department will not revoke the HNTE status or “software enterprise” status of such companies or that we will be able to renew the HNTE status or “software enterprise” status for these companies in the future. The loss of preferential tax treatments by our subsidiaries and/or operating entities could materially reduce our net income and cash flows.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC affiliates of the “big four” accounting firms (including our auditors), and also against Dahua (the former BDO affiliate in China), which we refer to hereinafter as the Rule 102(e) proceedings. The Rule 102(e) proceedings relate to the inability of these firms to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position to produce documents directly to the SEC due to restrictions under applicable PRC law and specific directives issued by the CSRC. The issues raised by the proceedings are not specific to our independent registered public accounting firm or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In an Initial Decision dated January 22, 2014 (Initial Decision Release No. 533; Administrative Proceeding File Nos. 3-14872, 3-15116), which we refer to hereinafter as the Initial Decision, the SEC administrative law judge held that the PRC affiliates of the “big four” accounting firms should be barred from practicing before the SEC for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US federal courts, and the effect of the order might be further stayed pending the outcome of that appeal, although there can be no assurance given regarding the eventual outcome.

Depending upon the final outcome, we may find it difficult or impossible to retain auditors in respect of our operations, which could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting of our securities from the Nasdaq Global Select Market. Moreover, any negative news about the proceedings against the audit firms may cause uncertainty that could result in significant decrease in the market price of our ADSs.

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

Our principal executive office is located at 35th Floor, Tengda Plaza, No. 168, Xizhimenwai Street, Beijing, 100044, the PRC. Our telephone number is (8610) 8857-6000. The address of our primary website is www.KongZhong.com.Information contained on our website does not constitute a part of the annual report.

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

In January 2014, we entered into a definitive agreement to acquire approximately 28.6 million series A preferred shares in Ourgame International Holdings Limited, or LianZhong, for a total consideration of approximately US$16.4 million. The series A preferred shares may be converted into such number of ordinary shares of LianZhong as is determined by dividing the subscription price per series A preferred share by the then applicable conversion price per series A preferred share, at any time following the completion date of the acquisition, provided that all the outstanding series A preferred shares shall be converted into ordinary shares immediately preceding the occurrence of an initial public offering by LianZhong. The series A preferred shares we acquired account for 10% of LianZhong’s issued share capital on a fully diluted basis upon completion of the acquisition. LianZhong is one of the leading providers of Internet-based casual board and card games in the PRC. The acquisition was completed in February 2014.

Our Corporate Structure

The chart below sets forth our corporate and share ownership structure as of March 31, 2014.

(1)	We do not have any ownership interest in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng. Our wholly owned subsidiaries have entered into a series of contractual arrangements with these companies and/or their respective shareholders.

The applicable PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include WVAS, or operate Internet games. See also “— Regulation.” To comply with PRC regulations, we conduct substantially all of our wireless value-added, mobile games and Internet games operations and generate substantially all of our revenues through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, which are wholly owned by PRC citizens, and their subsidiaries. Our operations not conducted through such consolidated variable interest entities primarily consist of our smartphone games business. In 2013, our consolidated variable interest entities accounted for an aggregate of 97.4% of our total revenue. As of December 31, 2013, our consolidated variable interest entities accounted for an aggregate of 62.0% of our total assets and 88.6% of our total liabilities. The assets not associated with our consolidated variable interest entities primarily consist of cash and cash equivalents, goodwill and intangible assets.

Beijing AirInbox is 45% owned by Linguang Wu, one of our former employees; 10% owned by Guijun Wang, one of our former employees; 42% owned by Songlin Yang, uncle of Nick Yang, the former Vice Chairman of our Board of Directors; and 3% owned by Zhen Huang, wife of Nick Yang. Beijing Chengxitong is 90.1% owned by Yang Li and 9.9% owned by Xuelei Wu, both of whom are our former employees. Beijing WINT is 40% owned by Yang Yang, one of our employees, 30% owned by Jingye Sun and 30% owned by Li Ai, both of whom are our former employees. BJXR is 51% owned by Guijun Wang and 49% owned by Yang Li, both of whom are our former employees. Dacheng is 40.8% owned by Zhen Yang and 59.2% by Leilei Wang, both of whom are our employees. Xinreli is 80% owned by Tao Jia, one of our employees, and 20% owned by Junhong Chen, one of our former employees. Mailifang is 90% owned by Xu Guo and 10% owned by Yang Yang, both of whom are our employees. Zhulang is 100% owned by Beijing Chengxitong. Beijing Boya Wuji is 100% owned by Beijing AirInbox. Tianjin Mammoth is 95% owned by Beijing AirInbox and 5% owned by Beijing WINT. Shenzhen Zhida is 100% owned by Beijing WINT.] Beijing Yin’ao Fulai Culture Development Co., Ltd., or Beijing Yin’ao, is 100% owned by BJXR. Beijing Shiyuan Leya is 100% owned by BJXR. Wuxi Dacheng Network Technology Co., Ltd., or Wuxi Dacheng, is 100% owned by Dacheng. Beijing Shangshu Boer Culture Communication Co., Ltd., or Beijing Shangshu, is 100% owned by BJXR. Brilliant Game is 100% owned by Beijing AirInbox. We completed the liquidation of Shenzhen Zhida Network Technology Co., Ltd. in March 2013, and the liquidation of Wuxi Dacheng in September 2013.

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

In the opinion of our PRC legal counsel, Commerce & Finance, each of the agreements constitutes a valid and legally binding obligation of each party to such contractual agreements under PRC laws. In addition, Commerce & Finance, is of the opinion that, with respect to Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, no consent, approval or license, other than those already obtained, is required under any existing PRC laws, rules and regulations for the effectiveness and enforceability of the contractual arrangements, businesses and operations of these companies. However, there are substantial uncertainties regarding the interpretation and implementation of current PRC laws, rules and regulations. See “— Regulation” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the value-added telecommunications industry, we could be subject to severe penalties,” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.” As discussed in those risk factors, certain events may cause us to lose the benefits and control intended to be created by these arrangements.

Capital Expenditures and Divestitures

See “Item 5 — Operating and Financial Review and Prospects — Capital Expenditures” for information concerning our principal capital expenditures since our inception and those planned for 2014. We have not undertaken any significant divestitures and do not have any significant divestitures currently in progress.

Business Overview

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a feature phone mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market. In May 2012, we entered into a strategic partnership with WarGaming, which granted us the exclusive license to all of WarGaming’s future games in the PRC, including but not limited to World of Tanks, World of Warplanes and World of Warships. In addition, as of December 31, 2013, we were also the exclusive licensee in the PRC for the Guild Wars 2 game developed by ArenaNet, Hawken game developed by Meteor Entertainment, Blitzkrieg 3 game developed by ZZima International Sarl, or ZZima, Auto Club Revolution game developed by Eutechnyx Limited, or Eutechnyx, and Guozhan Online game developed by Guangzhou Sixiang Internet Technology Co., Ltd., or Guangzhou Sixiang.

Our WVAS Business

We provide interactive entertainment, media and other interactive services to mobile phone users in China through various second generation standard, or 2G, technology platforms, including SMS, IVR and color ring back tone, or CRBT, and through various “second and a half” generation standard, or 2.5G, technology and operating platforms, including WAP and MMS, which offer higher quality graphics, richer content and more interactivity than 2G wireless services. Our WVAS are tailored to the technical or other requirements of our telecommunications operator partners, through whom we deliver most of our WVAS, and to various billing systems for WVAS. Our WVAS are also delivered and marketed through various media partners, including handset manufacturers, television stations, radio stations, print media and Internet sites. Our WVAS revenues accounted for 50.2%, 41.7% and 35.6% of our total revenues in 2011, 2012 and 2013, respectively.

We offer a variety of WVAS, such as mobile games, pictures, karaoke, electronic books, mobile phone personalization features, and entertainment news, chat and message boards. Customers can access these services directly from their mobile phones: (i) by using our access code or by choosing a feature pre-loaded in select models of handsets; and (ii) from a telecommunications operator’s portal or website. Substantially all of our WVAS are ordered or accessed by users directly through their mobile phones, and all services are delivered through mobile phones.

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

Our Internet Games Business

In January 2010, we acquired Dacheng and with it our Internet games business unit. We launched our self-developed 3D MMORPGs, Loong, EMoFaZe, XiaKeXing, ShengMoZhiXue, Kung Fu Hero, Kung Fu World and Master of Meteor Blades games from December 2009 to December 2013.

In 2010, we entered into a license agreement with WarGaming for the World of Tanks game. World of Tanks is a “freemium” 3D team-based massive multiplayer online game, featuring historic fighting vehicles from the 1930s to the 1950s. The initial term of the license is three years, commencing from the commercial release of the game. We have the exclusive right to copy, distribute, operate and sell the World of Tanks game in the PRC, Hong Kong and Macau during the term of the license. Our license payments to WarGaming consist of a fixed license fee in the amount of US$500,000 and a certain percentage of our gross revenue received from the services and merchandise related to the World of Tanks game. In 2012, we amended our license agreement with WarGaming to extend the term of the license in perpetuity. In exchange for the extension, we granted WarGaming a warrant to purchase up to 120,000,000 of our ordinary shares (equivalent to 3 million of our ADSs) and increased the percentage of our gross revenue that we pay to WarGaming if the monthly gross revenue exceeds a specified target. Since its launch, the World of Tanks game has become one of the most popular games we offer. As of December 31, 2013, the World of Tanks game had been downloaded over 13.8 million times, with over 36.7 million registered users. As a result of the successful launching of the game, revenues generated from in-game items purchased by game players who play the World of Tanks game represented over 87% and 96% of our Internet games revenues in 2012 and 2013, respectively. In May 2012, we entered into a strategic partnership with WarGaming under which we enjoy exclusive rights to license all of WarGaming’s future games in the PRC. Under this partnership, we licensed World of Warplanes and World of Battleships games from WarGaming.

In April 2012, we agreed to license on an exclusive basis in the PRC a multiplayer online game known as Offensive Combat from U4iA Games, Inc., or U4iA Games. In 2013, due to U4iA Games’ inactive status and cessation of operations, we recognized a US$1.56 million impairment loss on intangible assets and US$2.0 million impairment loss on long term investments related to U4iA Games. As a result, our license for Offensive Combat was terminated.

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

In January 2013, we agreed to license on an exclusive basis in the PRC the Blitzkrieg 3 game from ZZima. The initial term of the license is three years, with further extensions to be agreed among the parties, commencing from the open beta test of the game. We have paid a license fee in the amount of US$1 million to ZZima before the secure public testing of the game and have agreed to pay royalties calculated based on revenues generated from the game after the launch of the game. As of April 16, 2014, the Blitzkrieg 3 game has not been commercially released.

In April 2013, we agreed to license on an exclusive basis in the PRC the Auto Club Revolution game from Eutechnyx. The initial term of the license is three years, with further extensions upon our meeting certain conditions, commencing from the commercial release of the game. We have paid a license fee in the amount of US$1.125 million to Eutechnyx before the secure public testing of the game and have agreed to pay royalties calculated based on revenues generated from the game after the launch of the game. As of April 16, 2014, the Auto Club Revolution game has not been commercially released.

In July 2013, we agreed to license on an exclusive basis in the PRC the Guozhan Online game from Guangzhou Sixiang. The term of the license is three years commencing from July 1, 2013 and ending on June 30, 2016. We have agreed to pay royalties calculated based on net revenues generated from the game after the commercial release of the game, which occurred in the fourth quarter of 2013.

In August 2013, we obtained adaptation rights on an exclusive and worldwide basis from Beijing Qingqingshu Animation Technology Co., Ltd., or Beijing Qingqingshu, to adapt and develop the KuiBa series of animated movies into Internet games and mobile games. The term of our agreement with Beijing Qingqingshu is 10 years, commencing from August 21, 2013 and ending on August 20, 2023. We have agreed to pay a license fee in the amount of RMB5 million in the aggregate to Beijing Qingqingshu, of which 50% has been paid and the remaining RMB2.5 million will be paid after the commercial release of the first game developed by us based on adaption of the KuiBa series of animated movies. We have also agreed to pay royalties calculated based on net revenues generated from the games. Beijing Qingqingshu agreed to pay royalties to us calculated based on the box office revenues of the Kuiba series of movies. As of April 16, 2014, the KuiBa games have not been commercially released.

In addition to licensed games, we also develop Internet games internally based mainly on our proprietary technologies, which include our proprietary game engine (Dazzler 3D), game development platforms and online game billing system, all developed by our internal team. In particular, our Dazzler 3D game engine enables us to create high-quality 3D graphics and visual effects, and provides the technical foundation for creating innovative features in our games. Furthermore, our game development platforms give us the capacity to develop Internet games within approximately six to 24 months and to update our Internet games frequently in response to players’ preferences. Based on these platforms, we made publicly available our newest self-developed game, Master of Meteor Blades, in August 2013 for secured beta testing.

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

In May 2012, we entered into a strategic partnership with WarGaming under which we enjoy exclusive rights to license all of WarGaming’s future games in the PRC. Under this partnership, we licensed World of Warplanes and World of Battleships games from WarGaming.

Telecommunications Operators

China Mobile is the world’s largest mobile telecommunications network operator in terms of subscribers, with more than 704 million subscribers as of December 31, 2013, according to China Mobile’s website. Our working relationship with China Mobile is critical to the operation and continued development of our WVAS and mobile games businesses. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business —We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.” We provide WVAS in 31 Chinese provinces or provincial-level municipalities pursuant to cooperation agreements with China Mobile and its provincial subsidiaries. Generally, these agreements have terms of one year or shorter, but may be renewed automatically unless either party objects. We were one of the first wireless service providers to work with China Mobile to develop and offer WAP, MMS and Java™ services.

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

Pursuant to our agreements with China Unicom and its subsidiaries, we generally pay each China Unicom subsidiary 20% to 70% of the revenues we generate from providing our services to customers through such subsidiary’s network, with the exception of IVR services, with respect to which we pay 54% of the revenues we generate.

Pursuant to our agreements with China Telecom and China Netcom and their respective subsidiaries, we generally pay each China Telecom subsidiary and China Netcom subsidiary 15% to 60% of the revenues we generate from providing our services to customers through such subsidiary’s network, with the exception of IVR services, with respect to which we pay 40% of the revenues we generate.

The following table sets forth the principal fees that we charge our customers for our WVAS and mobile games related services and the service and transmission fees that we paid to the telecommunications operators as of December 31, 2013.

	Fees we charged customers		Fees we paid telecommunication operators
	Transaction fee per unit (1)	Monthly subscription fee	Service fees	Transmission fee (2)

	(in RMB, except percentages)
WAP	1.00-2.00	5.00-8.00	15%-50%	N/A
MMS	1.00-4.00	5.00-15.00	15%	0.15-0.20
Mobile Games	0.01-100.00	5.00-15.00	30%-50%	N/A
SMS	1.00-3.00	0.00-30.00	15%-50%	0.02-0.08
IVR	1.00-30.00	15.00	30%-45%	N/A
CRBT	0.50-3.00	1.00-5.00	15%-70%	N/A
E-Book	0.00-5.00	3.00-5.00	60%	N/A

(1)	Transaction fees are per download for WAP, MMS, mobile games, SMS, CRBT and e-book services and per minute for IVR services.

(2)	A transmission fee is assessed for each message we send in excess of the number of messages we receive. The amount of the transmission fees for each month depends on the volume of messages sent in that month. No transmission fees are assessed for WAP, mobile games, IVR or CRBT services.

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

Beijing AirInbox has entered into a cooperation agreement with China Unicom to provide telecommunication value-added services, such as WAP, MMS, mobile TV, mobile commercial applications, etc., on China Unicom’s nationwide network. Pursuant to this agreement, Beijing AirInbox pays China Unicom a service fee ranging from 15% to 50% of the revenues generated from providing value-added services to customers through China Unicom’s network.

Beijing AirInbox has entered into a mobile value-added service agreement with China Telecom to provide short message value-added services on China Telecom’s nationwide mobile network. Pursuant to this agreement, Beijing AirInbox pays China Telecom a service fee of 15% of the revenues generated from providing mobile value-added services to customers through China Telecom’s network.

Zhulang has entered into a cooperation agreement with China Mobile’s Zhejiang subsidiary to provide e-book works for China Mobile’s mobile phone reading platform. Zhulang receives a royalty of 40% of the revenues generated from providing e-book works to customers through China Mobile’s mobile phone reading platform.

Mobile Handset Manufacturers

We have established distribution arrangements with mobile handset manufacturers, including Samsung, Ericsson and other major international and domestic handset manufacturers. Pursuant to these distribution arrangements, we pre-load into the menu of certain mobile handsets our mobile games, WAP icons and MMS, SMS and IVR short codes, which enable customers to access our WVAS quickly and easily. We pay the mobile handset manufacturers 35% to 70% of the net revenues that we receive from the telecommunications operators, generally after deducting the telecommunications operators’ service fees, with respect to our mobile games and WVAS that are accessed by means of the pre-loaded icons and short codes. The terms of these agreements are generally for one year, and pertain to specific mobile handset models. In addition, we leverage our relationships with the mobile handset manufacturers to enter into joint marketing programs.

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

Content Providers for Our WVAS and Mobile Games

We have entered into licensing agreements with content providers, whereby we contract to use their content for a fixed licensing fee or for a certain percentage, generally from 10% to 80%, of the net revenues we receive from telecommunications operators with respect to products and services that contain the licensed content, generally after deducting the fees paid to our distribution partners. These arrangements are typically for one or two years and are not exclusive, except for the content specifically produced for us by our freelance writers and certain content from our third party content providers. We currently license news content from www.xunlei.com and Beijing News Media Corporation, among others, and license music content from Tianyu Brother and Peacock Porch. We use the music that we license in our CRBT, song dedication, song listening, mobile karaoke, true ringtone and music video streaming and download services. In addition, we have entered into licensing agreements with Gameloft, KONAMI and China Entertainment Television Broadcast Limited to provide their games to mobile phone users in the PRC.

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

To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android. We have launched a number of mobile games for iOS and Android markets, including Kingdom Story, Tiny War, NecroDefense and Battleland: Warrior vs. Monster, during 2013 and the first quarter of 2014.

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

Product Development for Internet Games

We believe that timely and quality game development and operations is critical to our Internet games business and our business as a whole, and we have formed a separate department for the development of Internet games, which had 747 employees as of December 31, 2013. Our Internet games development department mainly consists of programming, design, operations and graphics divisions.

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

Anticipating the potential growth of 3D Internet games in the PRC and recognizing the importance of possessing our own game engine, we have also focused on the development of our proprietary game engine, Dazzler 3D. Our game engine enables us to create quality 3D graphics, innovative gameplay and visual effects to better capture characters’ motions. Our game engine is designed to allow for effective game playing on both high-end and lower-end computers. In 2014, we plan to launch one internally-developed MMORPG.

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

However, beginning in 2008 and continuing into 2009, as we adjusted our business strategy to develop our mobile games business, we began to decrease branding efforts through traditional media channels and increase our effort to promote our mobile games in cooperation with the PRC telecommunications operators. In 2012 and 2013, we made efforts to enhance our marketing to include marketing activities for the launch of our new Internet games and game expansion packs.

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

As of December 31, 2013, our sales and marketing department consisted of 32 persons strategically located in 31 provinces across the PRC to work closely with telecommunications operators at the provincial and local levels, where pricing and other important decisions on marketing and operations are made. Our localized sales team helps us gain insight into developments in the local markets and the competitive landscape, as well as new market opportunities.

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

We provide high-quality customer service and are responsive to the needs of the players of our Internet games. In particular, our game players can access our customer service center through in-game chats, phone or e-mail 24 hours a day, seven days a week. In addition, we have a website for game players to submit feedback and a service center in Shanghai, which is open to walk-in game players during normal business hours. We had 82 customer service representatives dedicated to our Internet games business as of December 31, 2013, many of whom are MMORPG enthusiasts with a deep understanding of Internet games players. We also have dedicated supervisors to monitor our calls to ensure quality services. Feedback collected by our customer service team is important to the integration of our product development and game operations teams. The information collected by our customer service team forms the basis of our feedback database, which helps us track the trends in players’ tastes and preferences and provide direction when we design changes, upgrades and expansion packs for our Internet games.

Competition

We face significant competition in the WVAS, mobile games and Internet games markets in the PRC. In particular, the MIIT has reported on its website that, as of December 31, 2013, more than 2,545 service providers held nationwide licenses to supply content and services on the PRC telecommunications operators’ networks. Moreover, China Mobile has been developing and marketing its own MMS and WAP products, and other PRC telecommunications operators may decide to do the same. We compete with these companies primarily on the basis of brand, the type and timing of service offerings, content and business partner and channel relationships. The telecommunications operators may also decide to enter the mobile games market in the future. Other potential competitors in this market include developers of personal-computer-based Internet games, major media companies, traditional video game developers, content aggregators, mobile software providers and independent mobile games developers. In addition to competition for products, services and distribution channels, we also compete for experienced and talented employees.

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

We have registered KongZhong Network as a commercial website with the SAIC. As a result, no one else may operate a website, whether commercial or otherwise, using the name of KongZhong Network. We also have registered our logo, the KongZhong thumb, and certain of our product names as trademarks in the PRC. Our trademarks are registered in the name of Beijing AirInbox. In addition, Beijing AirInbox is the registered owner of a number of domain names, the principal ones of which are www.kongzhong.com, www.kongzhong.com.cn, www.kongzhong.net, www.kongzhong.net.cn, www.cota.com.cn, www.cota.cn, ko.cn, Kong.net, heroandgoddess.com, pocketfort.net, and nswyapp.com. Xinreli is the registered owner of a number of domain names, the principal ones of which are Simlife.com, Simlife.com.cn, Simlife.cn, Simlife.net and Simlife.net.cn. Dacheng is also the registered owner of a number of domain names, the principal ones of which are Loong3d.com, gamall.net and dacn.com.cn.

We are unable to register the Chinese name of “KongZhong Network” as our service mark in the PRC because it is deemed a generic term under existing PRC trademark laws, rules and regulations, which prohibit registration of generic terms as trademarks or service marks. However, we do not expect to face a proliferation of counterfeit services or products without any legal remedy, as we may seek a remedy for piracy under the PRC’s Anti-Unfair Competition Law, by bringing a suit against a third party that uses the Chinese name of “KongZhong Network” if the overall design or appearance of that third party’s services is substantially the same as that of the well-known or established services provided by us. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We may not be able to adequately protect our intellectual property, and we also may be exposed to infringement claims by third parties.”

Information Technology Systems and Infrastructure

We maintain most of our servers at the premises of Beijing Telecommunication Corporation, which is the administrator of the central hub of the ChinaNet backbone. We also maintain servers at other Internet data centers, including China United Network Communications Corporation Limited, Chongqing Mobile Communications Company Limited and Hangzhou Mobile Communications Company Limited. Following our acquisition of Dacheng, most of our servers used for our Internet games are hosted at the premises of 21 Vianet Data Center, one of the largest Internet infrastructure service providers in China. We also maintain online game servers at other Internet data centers, including Chengdu United Network Communications Company Limited, Shanghai Technology Network Company Limited, Shenzhen United Network Communications Company Limited, Hebei United Network Communications Company, Beijing United Network Communications Company, Beijing Telecommunications Corporation, Beijing United Network Communications Company and Beijing Capital Online Company Limited. We believe that utilizing these hosting partners provides significant operating benefits, such as protecting our systems from power loss, break-ins and other potential external causes of service interruption. In addition, we back up all of our data. We believe we will be able to increase our server capacity as needed to accommodate future growth.

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

As of December 31, 2013, we had 1,153 employees, all in the PRC. The table below sets forth the number of our employees by job function as of the dates indicated:

	As of December 31,
	2011		2012		2013
	Number	% of Total	Number	% of Total	Number	% of Total
Sales, marketing and business development	142	14.8%	247	22.5%	208	18.1%
Customer service	97	10.1	91	8.3	111	9.6
Product development	660	68.6	698	63.5	747	64.8
General and administrative	62	6.5	64	5.7	87	7.5
Total	961	100.0%	1,100	100.0%	1,153	100.0%

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented through any collective bargaining agreements or by labor unions.

Employee Benefits Plan

Our full-time employees in the PRC participate in a government-mandated defined contribution plan, under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require us to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were approximately US$3.6 million, US$3.5 million and US$5.1 million in 2011, 2012 and 2013, respectively.

We have granted share options to our employees pursuant to our KongZhong Corporation 2002 Equity Incentive Plan, or the 2002 Plan, our KongZhong Corporation 2006 Equity Incentive Plan, or the 2006 Plan, as described in “Item 6 — Directors, Senior Management and Employees — Share Options.” We have also adopted a KongZhong Corporation 2013 Equity Incentive Plan, or the 2013 Plan during 2013, but have not granted any share options to our employees pursuant to the 2013 Plan as of the date of this annual report on Form 20-F.

Properties

Our principal executive office currently occupies approximately 12,899 square meters of office space in Beijing, the PRC, primarily under leases that will expire in August 2014. We expect to be able to renew these leases upon their expiration. In addition, we lease sales offices in 11 provinces throughout the PRC.

Legal Proceedings

We are not currently a party to any material legal proceeding. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

Despite our effort to comply with the intellectual property rights of third parties, we cannot be certain that we have not, and will not, infringe on the intellectual property rights of others, which may subject us to legal proceedings and claims in the ordinary course of our business from time to time. Such legal proceedings or claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. In addition, we may also initiate litigation to protect our intellectual property rights. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We may not be able to adequately protect our intellectual property, and we also may be exposed to infringement claims by third parties.”

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

The MIIT, under the leadership of the State Council, is responsible for, among other things:

•	formulating and enforcing telecommunications industry policy, standards and regulations;

•	granting licenses to provide telecommunications and Internet services;

•	formulating tariff and service charge policies for telecommunications and Internet services;

•	supervising the operations of telecommunications and Internet service providers; and

•	maintaining fair and orderly market competition among operators.

In addition, other governmental agencies that may have jurisdiction over our business activities include, but are not limited to, the following:

•	the MOC;

•	the MPS;

•	the SAIC;

•	the SAPPRFT;

•	the State Council Information Office, or SCIO; and

•	SAFE.

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

On August 12, 2013, the MOC promulgated the Notice of the Ministry of Culture on the Application of the Administrative Measures for Content Self-Review by Internet Culture Business Entities, or Self-Review Notice, which took effect on December 1, 2013. The Self-Review Notice requires an Internet culture business entity to review in advance the contents of the Internet culture products and services prior to providing services to the public, and establish and improve its content management system, establish specialized content management departments, have in place staff members who could adapt to the needs of review work to be responsible for the content management of Internet cultural products and services, and safeguard the legality of the contents of Internet cultural products and services. The content management system of an Internet culture business entity should specify the responsibilities, standards and processes for content review as well as accountability measures, and should be submitted to the local provincial cultural administrative department for record-filing.

Software Products Registration

On March 5, 2009, the MIIT issued the Measures Concerning Software Products Administration, or the Software Measures. Under the Software Measures, producers of software products registered with the relevant PRC authorities may be entitled to certain preferential policies in PRC. Software developers or producers are allowed to sell or license their registered software products independently or through agents. Upon registration, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. The MIIT and other relevant departments may carry out supervision and inspection over the development, production, operation and importing and exporting of software products in the PRC. As of December 31, 2013, we have registered the softwares for the games Kung Fu World, Loong, Doodle Dino, Blood of Sheng Mo, Deification OL, Kingdom Story, Fishing Master, Jelly Roll, Ninja Chicken, Jet Heroes, Master of Meteor Blades, Three Kingdoms in Pocket and Gudong Gudong, and have registered the softwares of AirInbox New Media Real-time Platform, AirInbox New Customer Service Query System, AirInbox Resource Management System and AirInbox Basic Data Management System, with the relevant PRC authority and have obtained the software product registration certificates for these software products.

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

Regulation of Online Publications

The SAPPRFT is the government agency responsible for regulating publishing activities in the PRC. The Rules for the Administration of Electronic Publications, or Electronic Publication Rules, promulgated on February 21, 2008 and took effect on April 15, 2008, regulate the production, publishing and importation of electronic publication in the PRC and outline a licensing system for business operations involving electronic publishing. Under the Electronic Publication Rules and other regulations issued by the SAPPRFT, Internet games are classified as a kind of electronic production, and publishing of Internet games can be done only by licensed electronic publishing entities with standard publication codes.

The Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which were jointly promulgated by the MIIT and the SAPPRFT on July 27, 2002 and took effect on August 1, 2002, require Internet publishers to secure approval from the SAPPRFT. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, using or downloading by the public.

The SAPPRFT and the MIIT have not specified whether the aforementioned approval in the Internet Publishing Measures is applicable to dissemination of works through SMS, MMS, WAP, Java™, IVR, CRBT or other wireless technologies. If, in the future, the SAPPRFT and the MIIT clarify that the Internet Publishing Measures are applicable to wireless value-added telecommunications services operators or issue new regulations or rules regulating wireless publishing, we may need to apply for a license or permit from governmental agencies in charge for our WVAS business. We cannot assure you that such application would be approved by the relevant governmental agencies. As the provision of Internet games is deemed an Internet publication activity, an Internet games operator needs to obtain an Internet publishing license in order to directly make its Internet games publicly available in the PRC. As of the date of this annual report on Form 20-F, Beijing AirInbox and Dacheng have each obtained an Internet publishing license from the SAPPRFT.

Regulation of Internet-Based Audio-Video Programming Services

On December 20, 2007, the SAPPRFT and the MIIT jointly promulgated the Regulations on Administration of Internet-based Audio-Video Programming Service, or the Internet-based Audio-Video Regulations, which became effective as of January 31, 2008. The Internet-based Audio-Video Regulations are applicable to the public dissemination of Internet-based services, including audio-video programming services within the territory of the PRC. Activities covered by the Internet-based Audio-Video Regulations include producing, compiling, integrating and public dissemination over the Internet of audio or video programs, as well as aiding others to upload and disseminate such programs.

Providers of Internet-based Audio-Video programming services are required to obtain the Internet-based Audio-Video License or complete registration procedures as required in the Internet-based Audio-Video Regulations. Pursuant to the Internet-based Audio-Video Regulations, such provider must:

•	be a limited liability company that is either wholly owned or majority controlled by the state, without any violation of law or regulation within three years before the application date;

•	have measures that ensure the safe dissemination of audio-video programs and protect against security breaches;

•	have audio-video programming resources that are appropriate for their businesses and in compliance with laws and regulations;

•	possess technical competence, network resources and lawful funds that are appropriate for their businesses;

•	retain professionals who are appropriate for their businesses, and its major investors and operators did not violate any law or regulation within three years before the application date;

•	have network technical designs that comply with laws and regulations and industry standards and guidance;

•	be in compliance with plans, layouts and business guidelines issued by the departments in charge of radio, film and television operations under the State Council; and

•	be in compliance with laws and administrative regulations.

Pursuant to explanations of the Internet-based Audio-Video Regulations provided by the responsible persons at the SAPPRFT and the MIIT in a press conference, providers who engaged in Internet-based audio-video programming services before the promulgation of the Internet-based Audio-Video Regulations and who have not violated any other laws or regulations are eligible to register their business and continue their operations. Beijing AirInbox has obtained an Internet-based Audio-Video License. However, given the short history of the Internet-based Audio-Video Regulations and the lack of interpretations, we cannot assure you that other of our operating companies will be qualified to apply for the Internet-based Audio-Video License or complete the required registration, and we cannot assure you that we will be granted the Internet-based Audio-Video License.

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

Many of our customers access our games in Internet cafes, which are also regulated by the PRC government. Internet cafes are required to obtain a license from the MOC and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and hours of operation. In 2004, the MOC, the SAIC and other PRC governmental authorities jointly issued a notice to suspend issuance of new Internet cafe licenses. Although this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the number and recipients of new licenses at their discretion. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafes, as a result of the occurrence of, and media attention on, gang fights, arson or other incidents in or related to Internet cafes. On February 15, 2007, the MOC and other relevant governmental authorities jointly issued the Internet Cafes Notice, which suspended nationwide the approval for the establishment of new Internet cafes in 2007 and imposed tougher penalties for Internet cafes admitting minors. In 2008 and 2010, the MOC, SAIC and other relevant governmental authorities, individually or jointly, issued several notices which provide various ways to strengthen the regulation of Internet cafes, including investigating and punishing the Internet cafes which accept minors, cracking down on Internet cafes without sufficient and valid licenses, limiting the total number of Internet cafes, screening unlawful games and websites, and improving the coordination of regulation over Internet cafes and Internet games. As many of our customers access our games from Internet cafes, any reduction in the number, or any slowdown in the growth, of Internet cafes in the PRC as a result of stricter Internet cafe regulation will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business, financial condition and results of operations.

The SAPPRFT and several other governmental authorities have issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration (by Internet games players) system by all PRC Internet games operators, in an effort to curb addictive Internet games playing behaviors of minors. Under the anti-fatigue system, three hours or less of continuous playing by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a player by half if the player has reached “fatiguing” level, and to zero in the case of “unhealthy” level. To identify whether a player is a minor and thus subject to the anti-fatigue system, a real-name registration system is also adopted, which requires Internet games players to register their real identity information before they play Internet games. Dacheng has successfully developed such an anti-fatigue system. On July 1, 2011, the SAPPRFT and several other government authorities jointly promulgated a further notice to strengthen the implementation of the anti-fatigue system and real-name registration, entitled the Notice on Initializing the Verification of Real-Name Registration for Anti-Fatigue System on Internet Games, or the Real-Name Registration Notice, which took effect on October 1, 2011. The Real-Name Registration Notice’s main focus is to prevent minors from using adults’ identification cards to play Internet games. Accordingly, the notice provides more stringent punishment for Internet game operators for not implementing the anti-fatigue and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-Name Registration Notice is termination of the operation of an Internet game if it is found to be in violation of the anti-fatigue and real-name registration requirements. On February 5, 2013, the MOC and several other governmental authorities issued the Work Plan of Comprehensive Prevention and Cure Project on Internet Games Addiction of Minors. The plan emphasizes that the cultural administrative authorities and press and publication administrative authorities must further supervise the Internet game operators to implement the anti-fatigue system and other measures.

On September 7, 2009, the State Commission Office for Public Sector Reform issued the Notice on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation, Online Game and Comprehensive Law Enforcement in Culture Market in the “Three Provisions” jointly promulgated by the MOC and the SAPPRFT, which became effective immediately. According to this notice, the SAPPRFT is responsible for the examination and approval of the Internet games prior to being uploaded on the Internet, after which the Internet games is to be administrated by the MOC.

On September 28, 2009, the SAPPRFT, the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications jointly published the Notice on the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games, which took effect on the same date of promulgation. This notice restates that foreign investors are not permitted to invest in Internet games operating businesses in the PRC through wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic Internet games operators through establishing other joint venture companies, or contractual or technical arrangements. According to this notice, where new versions, expansion packs or new content shall be updated for Internet games which have been approved by the SAPPRFT, the operation entity shall undertake the same procedures for the examination and approval by the SAPPRFT of such new versions, expansion packs or new content.

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

Privacy Protection

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective on March 15, 2012. This regulation stipulates that Internet content providers must not, without the consent of users, collect information on such users that could be used, alone or in combination with other information, to identify a user, or corresponding personal information, and may not provide any user’s personal information to third parties without prior user consent. The Internet content providers may only collect personal information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such information. In addition, an Internet content provider may use the personal information only for the stated purposes under the Internet content providers’ scope of services. The Internet content providers are also required to ensure the proper security of such personal information, and take immediate remedial measures if such information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the Internet content provider must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations.

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

On July 16, 2013, the MIIT promulgated the Provisions on Protecting the Personal Information of Telecommunications and Internet Users, which became effective on September 1, 2013. This regulation stipulates that telecommunications business operators and Internet information service providers shall formulate rules on the collection and use of users’ personal information, and publish the same in their business or service premises. Without the consent of users, telecommunications business operators and Internet information service providers are not allowed to collect and use the personal information of the users. Telecommunications business operators and Internet information service providers shall not collect or use information in a deceptive, misleading or compulsory manner, in violation of laws or administrative regulations, or in breach of the agreements between relevant parties. After users have terminated the use of telecommunications services or Internet information service, telecommunications business operators and Internet information service providers must stop the collection and use of the users’ personal information, and provide the users with services for deregistering relevant phone numbers or account numbers.

We require the customers of our Internet games to accept a user agreement whereby they agree to provide certain personal information to us. Applicable PRC law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the Internet content provider may be liable for damages caused to its users.

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

A notice issued by SAFE on May 20, 2011, or Notice 19, further provides detailed provisions and requirements regarding the foreign exchange registration under SAFE Notice 75. Under Notice 19, any PRC citizen, resident, or entity which is a direct or indirect shareholder of an offshore entity is required to update any previously filed registration with the local branch of SAFE to reflect any material change in such offshore entity. Moreover, any offshore entity which fails to comply with Notice 75 may be remedied by registering with the local branch of SAFE after fulfillment of the administrative penalties imposed by the relevant SAFE branch. On November 19, 2012, SAFE issued Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investments, or Notice 59, which became effective on December 17, 2012. Notice 59 provides more specific requirements on the registration relating to Notice 75 than the former guidance, and supersedes Notice 19.

Regulation of Share Options and Restricted Share Units

On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules was issued by SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee share ownership plans, share option plans and other equity incentive plans participated by PRC individuals may be transacted upon receipt of the approval from SAFE or its authorized branch.

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

In 2009 and 2010, we registered, and registered on behalf of those employees subject to SAFE Notice 7, with the relevant local SAFE branches our previously adopted employee stock incentive plans, pursuant to regulations promulgated under SAFE Notice 78. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of SAFE Notice 7, and we cannot assure you that our registration under SAFE Notice 78 would be sufficient for compliance with SAFE Notice 7. If SAFE or other PRC governmental authorities determine that we or those of our employees subject to SAFE Notice 7 have failed to comply with the provisions of the SAFE Notice 7, we or they may be subject to fines and legal sanctions.

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

Overview

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature-phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a feature phone mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market. In May 2012, we entered into a strategic partnership with WarGaming, which granted us the exclusive license to all of WarGaming’s games in the PRC, including World of Tanks, World of Warplanes and World of Warships. In addition, as of December 31, 2013, we were also the exclusive licensee in the PRC for the Guild Wars 2 game developed by ArenaNet, Hawken game developed by Meteor Entertainment, Blitzkrieg 3 game developed by ZZima, Auto Club Revolution game developed by Eutechnyx and Guozhan Online game developed by Guangzhou Sixiang.

We were incorporated under the laws of the Cayman Islands on May 6, 2002. Our revenues were US$179.4 million in 2013, compared to US$186.4 million in 2012. Our net income was US$20.7 million in 2013, compared to US$25.7 million in 2012. As a percentage of our total revenues, revenues generated from WVAS, mobile games and Internet games accounted for 35.6%, 9.5% and 54.9% in 2013, respectively.

We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of their development, particularly in new and rapidly evolving markets such as the WVAS, mobile games and Internet games markets.

The major factors affecting our financial condition and results of operations include:

•	trends in the WVAS, mobile games and Internet games markets in the PRC;

•	continued growth in the number of players for, and revenues generated from, the World of Tanks game;

•	our product development efforts to capitalize on market opportunities, including the successful launches of new smartphone mobile games and Internet games, which depend, in part, on our ability to anticipate and effectively respond to the changing consumer tastes and preferences and technological advances in a timely manner;

•	changes in the policies or guidelines of China Mobile and other PRC telecommunications operators with respect to our WVAS and mobile games businesses;

•	changes in laws, rules and regulation affecting our businesses;

•	development of competing services from China Mobile, other PRC telecommunications operators, and increased competition in the mobile games and Internet games markets from the more established companies that develop and operate personal computer-based games, as well as the mobile platform application developers;

•	effectiveness of our marketing and promotional activities;

•	technological advancement of the mobile telecommunications market, including the adoption of 3G and subsequent standards of mobile handsets and networks, and the smartphone mobile games and Internet games market in the PRC; and

•	changes in the number, scope and terms of our cooperation arrangements with the telecommunications operators, content providers, mobile handset manufacturers, mobile handset distributors and other key players in the PRC’s mobile telecommunications industry.

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

Revenues

The following table sets forth the revenues attributable to services derived from the WVAS, mobile games and Internet games segments in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2011			2012			2013
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
WVAS	US$	80,265.9	50.2%	US$	77,765.5	41.7%	US$	63,922.2	35.6%
Mobile games		40,850.5	25.5		21,190.3	11.4		17,069.0	9.5
Internet games		38,892.0	24.3		87,423.9	46.9		98,449.2	54.9
Total	US$	160,008.4	100.0%	US$	186,379.7	100.0%	US$	179,440.4	100.0%

The following table sets forth the revenues attributable to services derived from each of our 2G and 2.5G technology platforms in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2011			2012			2013
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
2G services
SMS	US$	37,096.5	23.2%	US$	39,178.1	21.0%	US$	32,334.6	18.0%
IVR		12,661.9	7.9		13,438.0	7.2		14,884.2	8.3
CRBT and others		21,578.9	13.5		19,069.2	10.3		14,870.5	8.3
Subtotal		71,337.3	44.6		71,685.3	38.5		62,089.3	34.6
2.5G services
WAP	US$	2,355.4	1.5	US$	2,688.1	1.4	US$	719.9	0.4
MMS		6,573.2	4.1		3,392.1	1.8		1,113.0	0.6
Subtotal	US$	8,928.6	5.6	US$	6,080.2	3.2	US$	1,832.9	1.0
Total WVAS revenues	US$	80,265.9	50.2%	US$	77,675.5	41.7%	US$	63,922.2	35.6%

WVAS Revenues

We generate our WVAS revenues from fees paid by mobile phone users who use our services through the networks of China Mobile, China Unicom and China Telecom. Our dependence on China Mobile decreased in 2013, as China Mobile continued to de-emphasize their WVAS businesses. As a percentage of our total WVAS revenues, WVAS revenues generated from China Mobile represented approximately 66% and 57% in 2012 and 2013, respectively. Due to our dependence on China Mobile for a substantial portion of our WVAS revenues, our working relationship with China Mobile is critical to the financial condition and results of operations of our WVAS business. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.”

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

The billing policies of the PRC telecommunications operators have historically had a significant impact on our WVAS revenues. In particular, China Mobile and its provincial subsidiaries have been implementing a series of policies designed to improve customer service and satisfaction. These policies include:

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

Additional measures implemented by China Mobile with respect to the billing of customers of WVAS on its network that have had a significant impact on our financial condition and results of operations include:

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

The other PRC telecommunications operators have also implemented new policies requiring double confirmation of monthly subscriptions, and China Mobile sends notices of transmission fees to be incurred by using GPRS to the handsets of its customers when those customers launched their browsers, which discouraged some customers from purchasing our WAP products.

In addition, China Mobile implemented a series of measures targeted at eliminating offensive or unauthorized content, including pornographic content, on Chinese-based WAP sites. As a result, China Mobile and other Chinese telecommunications operators suspended billing for their customers for all WAP and G+ mobile gaming platform services, including those services that do not contain offensive or unauthorized content, on behalf of third party service providers of such services. China Mobile and other operators have not yet indicated how long these new measures would last or whether they would expand their current measures.

Furthermore, China Mobile has been implementing an additional series of measures targeted at further improving the user experience for mobile handset embedded services, in addition to the introduction of a new SMS code management system. Under these measures, WVAS that are embedded in handsets will be required to introduce additional notices and confirmations to end-consumers during the purchase of such services. In addition, services related to SMS short codes will be required to be more tailored to the specific service offerings or service partners. Previously, a single SMS code could be used for multiple service offerings or partners.

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

Our WVAS revenues were US$80.3 million, US$77.8 million and US$63.9 million in 2011, 2012 and 2013, respectively. The continued decrease of our WVAS revenues over the past three years also reflects the decreased reliance by telecommunications operators on products of third party services providers such as our company, to generate revenues as well as their increased emphasis on data transmission to generate revenues. We believe such trends are likely to continue in the near future.

Mobile Games Revenues

We generate a majority of our mobile games revenues by distributing mobile games through the networks of China Mobile. As a percentage of our total mobile games revenues, mobile games revenues received through China Mobile accounted for 97.1%, 71.7% and 59.9% in 2011, 2012 and 2013, respectively. Due to our dependence on China Mobile for substantially all of our mobile games revenues, our working relationship with China Mobile is critical to the operation of our mobile games business. For a description of risks related to our dependence on China Mobile, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.” We expect to supplement these streams of revenues in 2014 with revenues that we expect to generate from sales of our internally developed smartphone mobile games, which we distribute through digital distribution platforms, such as app stores developed by smartphone handset manufacturers.

Our mobile games revenues decreased from US$40.8 million in 2011 to US$21.2 million in 2012, and further decreased to US$17.1 million in 2013. The decreases were primarily due to the adoption by China Mobile of measures similar to those that have affected our WVAS business, as described above, and China Mobile’s decision to de-emphasize its subscription-based mobile games download services. In addition, as we restructured our smartphone game development team in the first half of 2013, new smartphone games were only launched during the second half of 2013, which contributed to the decrease in revenues from smartphone games in 2013. For a description of risks related to significant changes in the billing and service provider policies of the telecommunications operators, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Businesses — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us could result in lower revenues or additional costs for us and materially and adversely affect our business, financial condition, results of operations and prospects.” The decrease in 2013 was also attributable to impact created by the overall market shift in the tastes and preferences of consumers in China from traditional feature phone mobile games, which are mainly Java-based, to mobile games that are developed for smartphone mobile operating systems, such as iOS and Android mobile games. We believe this shift in tastes and preferences of consumers in China will continue in 2014. For a description of risks related to uncertainties in the PRC mobile games market, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our mobile games business has a short operating history, and the mobile games market in the PRC is subject to many uncertainties.”

Internet Games Revenues

The Internet games revenues are primarily derived from Internet games operation revenues and licensing revenues. We earn Internet games operation revenues through the provision of Internet games services to players under an item-based revenue model, whereby players are able to play the Internet games free of charge for an unlimited amount of time, but are charged for purchasing in-game items, such as in-game performance-enhancing items, mechanised vehicles, clothing, accessories and pets. In 2013, we derived a majority of our Internet games revenues from revenues generated through the operation of our licensed Internet games, especially the World of Tanks game, which generated over 95.5% of our Internet games revenues from the in-game items purchased for the World of Tanks game for 2013. We expect revenues generated from the World of Tanks game to continue to be a major driver for growing our Internet games revenues in 2014. Due to our dependence on the World of Tanks game for a majority of our Internet games revenues, our business relationship with WarGaming is critical to the continued operation of the World of Tanks game. For a description of risks related to our dependence on a small number of Internet games for a significant portion of our Internet games revenues, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We depend on a small number of Internet games for a significant portion of our Internet games revenues. As a result, any factors that could have an adverse impact on the development, marketing and distribution of these Internet games, or on our business relationships with the licensors of these Internet games, could materially decrease our Internet games revenues, and have a material adverse effect on our business, financial condition, results of operations and prospects.”

Revenues from the sales of in-game items are recognized when items are consumed by customers or over the estimated lives of the items. The revenue recognition policy for the item-based games relies on the useful lives of various items associated with each of our item-based games. The in-game items have different life patterns: one-time use items, limited life items with useful life ranging from three days to 90 days and permanent life items. To determine whether an in-game item has a limited or permanent life, we consider whether such in-game items are offered with unlimited lasting benefit, which means that players may use such in-game items at will without any usage or time limits as long as such players are active. Limited life in-game items have usage or time limits while permanent life in-game items offer unlimited lasting benefit. Revenues from the sales of one-time use in-game items are recognized upon consumption. Revenues from the sales of limited life in-game items are recognized ratably based on the extent of time passed until expiration. Revenues from the sales of permanent life in-game items are recognized ratably based on the estimated lives of the in-game items, which is the period during which the player is expected to continue to play the game.

We consider player behavior patterns in estimating the lives of permanent life in-game items, including the average period that the typically play our games based on log-on data, which are affected by various factors such as acceptance and popularity of the game, game updates and other in-game items, promotional events launched, future operating strategies and market conditions. Based on the above considerations for all active games, we have determined the estimated life for all permanent life in-game items is six months. Given the short operating history of our Internet games, our estimates of the period that game players typically play our games may not accurately reflect the actual lives of the permanent life in-game items. We review, at least annually, the average playing periods of game players for all active games to determine if the six-month estimated life for permanent in-game items remains reasonable. Based on our latest review, such estimated life remains reasonable and has not changed over time. We may revise our estimates as we continue to collect operating data and refine our estimation process and results accordingly. All paying users’ data in active games collected since the launch date of such games are used to perform the relevant assessments. Historical behavior patterns of these paying users during the period between their first log-on date and last log-on date are used to estimate the lives of the permanent life in-game items.

Under the item-based revenue model, proceeds received from sales of game points to players, which can be converted into in-game currencies to purchase in-game items, are initially recorded as advances from customers as game points are refundable. As players convert game points into in-game currencies, proceeds received from sales of those game points are transferred from advances from customers to deferred revenues. Deferred revenues are recognized as revenues when in-game items purchased with in-game currencies are consumed by players over the estimated lives of such items. In addition to game points that we sell and distribute by ourselves, a portion of our game points are sold and distributed through third party vendors. As we do not have control and generally do not know the ultimate selling price of the prepaid game cards or game points sold by the distributors, net proceeds from distributors are recorded as advances from customers. Upon activation of the game cards or the game points, these advances from customers are immediately transferred to deferred revenues. For a description of our revenue recognition policy, see “— Critical Accounting Policies.”

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

Our Internet games revenues were US$98.5 million in 2013, of which 97.5% was generated from game operations and 2.5% was generated from licensing our Internet games to third party licensees.

Cost of Revenues

Our cost of revenues includes WVAS cost of revenues, mobile games cost of revenues and Internet games cost of revenues.

WVAS Cost of Revenues

Our WVAS cost of revenues includes the following:

•	Service fees payable by us to the telecommunications operators. In the case of China Mobile and its subsidiaries, service fees are generally 15% to 60% of the revenues, while in the case of China Unicom and China Telecom, service fees are in the range of 15% to 70%, varying according to the service platform. We are not obligated to pay the service fees to the telecommunications operators if customers cannot be billed or do not pay the telecommunications operators;

•	Net transmission charges payable by us to the telecommunications operators, calculated as the number of messages we send to customers in any given month, minus the number of messages we receive from customers regarding our services in that month, and multiplied by a per-message transmission fee. We are obligated to pay the telecommunications operators the net transmission charges even if customers cannot be billed or do not pay the telecommunications operators;

•	Payments to content providers for the use of their content, and to mobile handset manufacturers and other industry partners with whom we have cooperation arrangements, in the form of a fixed fee or a percentage of our aggregate net revenues received from the telecommunications operators with respect to services provided through the cooperation arrangements;

•	Bandwidth leasing charges and depreciation and facility costs relating to equipment used to provide WVAS; and

•	Depreciation and facility maintenance.

Our total WVAS cost of revenues in 2011, 2012 and 2013 was US$50.8 million, US$52.7 million and US$43.1 million, respectively. As a percentage of our WVAS revenues, our WVAS cost of revenues in 2011, 2012 and 2013 was 63.2%, 67.7% and 67.4%, respectively. In 2013, as a percentage of our WVAS cost of revenues, service fees to the telecommunications operators represented approximately 21.2%, payments to handset manufacturers represented approximately 5.3%, net transmission charges to the telecommunications operators represented approximately 2.8%, payments to content providers represented approximately 5.7%, payments to other cooperation partners represented approximately 27.1% and bandwidth leasing charges, depreciation and other facility costs represented approximately 5.3%.

Our WVAS cost of revenues decreased in 2013 primarily as a result of decreases in the service fees we paid to our content providers and media partners in 2013. As our overall WVAS revenues decreased, the amount that we paid to telecommunications operators in service fees also decreased.

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

Mobile Games Cost of Revenues

Our mobile games cost of revenues consists mainly of service fees and net transmission charges to the telecommunications operators, payments to content providers for the use of their content, bandwidth leasing charges and payments to mobile application platforms (such as iOS and Android distribution platforms) for the distribution of smartphone games.

Total mobile games cost of revenues in 2011, 2012 and 2013 was US$25.2 million, US$10.9 million and US$7.8 million, respectively. The decrease in mobile games cost of revenues in 2013 resulted largely from a decrease in our overall mobile games business and associated service fees paid to telecommunications operators. In 2011, we began offering subscription-based mobile games download services through our partnership with China Mobile. Based on our agreement with China Mobile, we share approximately 50% of our subscription-based revenues with China Mobile, compared to approximately 15% for single-download games. See “Item 4 — Information on the Company — Business Overview — Material Contracts with Telecommunications Operators for WVAS and Mobile Games.” Largely as a result of the adoption by China Mobile of similar measures that have affected our WVAS business and China Mobile’s de-emphasizing of its feature phone mobile games services, our mobile games cost of revenues in 2013 has decreased by 28.9% from 2012. For a description of policies and measures adopted by China Mobile, see “— Revenues — WVAS Revenues.” To a lesser extent, the decrease was also due to a decrease in the payments to content providers and licensors and lower bandwidth leasing charges associated with our online mobile games. We expect our mobile games cost of revenues to remain stable in 2014. We further expect our mobile games cost of revenues to correspondingly increase as a result of higher sales of our internally developed smartphone mobile games, which we plan to distribute through digital distribution platforms, such as app stores developed by smartphone handset manufacturers. However, we expect such increase to be offset by continued decreases in the costs of distributing our mobile games through China Mobile as China Mobile continues to de-emphasize feature-phone mobile games.

We intend to develop internally the majority of our mobile games, which generally have lower cost of revenues. However, in order to expand our mobile games business and increase our market share, we also plan to actively identify quality mobile games to be acquired or licensed from third parties, which generally have higher cost of revenues.

Internet Games Cost of Revenues

Our Internet games cost of revenues consists mainly of revenue sharing paid to third party Internet game licensors, labor costs, warrant amortization, bandwidth leasing charges, depreciation and facility costs relating to equipment used to provide Internet games services. Total Internet games cost of revenues in 2011, 2012 and 2013 was US$15.9 million, US$39.5 million and US$45.5 million, respectively. As a percentage of our Internet games cost of revenues, revenue sharing paid to third party Internet game licensors accounted for 68.8%, 76.9% and 86.2% in 2011, 2012 and 2013, respectively. The increase in Internet games cost of revenues in 2013 was primarily due to increases in our overall Internet games business and associated revenue sharing paid to third party Internet game licensors. We began acquiring licenses to operate Internet games from other Internet games developers in 2011, as part of our plan to grow our portfolio of licensed Internet games that complement our internally developed games. We expect our Internet games cost of revenues to increase in 2014 as we expect revenues generated from the World of Tanks game to continue to be a major driver for growing our Internet games revenues in 2014. To a lesser extent, we expect our Internet games cost of revenues to increase in 2014 as a result of the launch of certain new games that we licensed in 2013.

Operating Expenses

	For the year ended December 31,
	2011			2012			2013
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues

	(in thousands of U.S. dollars, except percentages)
Product development	US$	15,416.9	9.6%	US$	18,382.4	9.9%	US$	26,401.7	14.7%
Selling and marketing		20,891.6	13.1		24,586.0	13.2		26,674.0	14.9
General and administrative		11,582.2	7.2		11,629.3	6.2		8,976.2	5.0
Goodwill and intangible assets impairment loss		20,259.2	12.7		-	-		1,562.4	0.9
Total	US$	68,149.9	42.6%	US$	54,597.7	29.3%	US$	63,614.3	35.5%

Product Development Expenses

Our product development expenses consist primarily of compensation and benefits for our product and development team. Our product development expenses in 2011, 2012 and 2013 were US$15.4 million, US$18.4 million and US$26.4 million, respectively. We expect our product development expenses to increase in 2014, as we continue to expand our offerings in mobile games and Internet games.

Sales and Marketing Expenses

Our sales and marketing expenses consist mainly of expenses associated with sponsoring promotional events and compensation and benefits for our sales, marketing and customer service teams. Our sales and marketing expenses in 2011, 2012 and 2013 were US$20.9 million, US$24.6 million and US$26.7 million, respectively. We expect our sales and marketing expenses to increase in 2014, as we plan to continue to promote our Internet and mobile games and to launch several licensed Internet games in 2014.

General and Administrative Expense

Our general and administrative expenses consist primarily of compensation and benefits for general management, finance and administrative personnel, professional fees and other office expenses. Our general and administrative expenses in 2011, 2012 and 2013 were US$11.6 million, US$11.6 million and US$9.0 million, respectively. We expect our general and administrative expenses to increase if our business grows in future periods as we may also incur more expenses relating to employee compensation and other administrative and professional fees.

Impairment of Goodwill and Intangibles

In 2011, we experienced significant fluctuations in the prices of our ADSs, which resulted in our market capitalization falling below our book value during certain periods of the year and made it necessary for us to perform an impairment review of our business units. In the third quarter of 2011, we performed a goodwill impairment test and found that the goodwill and our intangible assets of our WVAS unit were impaired, resulting in a total impairment charge of US$20.3 million and US$4,000, respectively. In the annual goodwill impairment test conducted in December 2012 and 2013, the fair value of each reporting unit exceeded its carrying value. As a result, no goodwill impairment was recorded in 2012 or 2013.

As a result of the expected cessation of one game in 2013, the carrying amount of the corresponding game license exceeded the sum of undiscounted future cash flows expected to be generated from the use and eventual disposition of such license. Accordingly, the Company recognized an impairment loss of US$1.56 million in 2013.

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

In 2012 and 2013, estimated revenues generally accounted for less than 5% of our reported quarterly revenues and less than 5% of our reported annual revenues. Our estimates are based on:

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

In 2013, the average time from our receipt of statements from the telecommunication operators until they paid us the amounts due under such statements was approximately 69 days. We cannot assure you that our period to collect accounts receivables will not increase in the future.

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

Mobile Games Revenues

The mobile games revenues are primarily derived from feature phone revenues and smart phone revenues. We recognize feature phone revenues from providing mobile games services on the platforms of PRC telecommunications operators. Mobile phone users download the mobile games in the same manner as the WVAS, and we recognize revenues from such feature phone mobile games services in the same way as the WVAS revenues are recognized. We recognize smart phone revenues from providing mobile games services on platforms such as global iOS and Android platforms. Smart phone users download the mobile games oniOSand Android. We adopt the item-based revenue model. The basic game play functions are free of charge, and players are charged for purchases of in-game items. Revenues from the sales of in-game items are recognized when the items are consumed by customers.

Internet Games Revenues

We derive Internet games revenues primarily from Internet games operation revenues and licensing revenues. We earn Internet games operation revenues through providing Internet games services to players under an item-based revenue model, whereby players are able to play the Internet games free of charge for an unlimited amount of time, but are charged for purchasing in-game items, such as in-game performance-enhancing items, mechanised vehicles, clothing, accessories and pets. Revenues from the sales of in-game items are recognized when the items are consumed by customers or over the estimated lives of the items.

The revenue recognition policy for the item-based games relies on the useful lives of various items associated with each of our item-based games. The in-game items have different life patterns: one-time use items, limited life items with useful life ranging from three days to 90 days and permanent life items. To determine whether an in-game item has a limited or permanent life, we consider whether such in-game items are offered with unlimited lasting benefit, which means that players may use such in-game items at will without any usage or time limits as long as such players are active. Limited life in-game items have usage or time limits while permanent life in-game items offer unlimited lasting benefit to the players. Revenues from the sales of one-time use in-game items are recognized upon consumption. Revenues from the sales of limited life in-game items are recognized ratably based on the extent of time passed until expiration. Revenues from the sales of permanent life in-game items are recognized ratably based on the estimated lives of the in-game items, which is the period during which the player is expected to continue to play the game.

We take into account player behavior patterns in estimating the lives of permanent life in-game items, including the average period that the typical player plays our games based on log-on data, which are affected by various factors such as acceptance and popularity of the game, game updates and other in-game items, promotional events launched, future operating strategies and market conditions. Based on the above considerations for all active games, we have determined the estimated life for all permanent life in-game items is six months. We review, at least annually, the average playing periods of game players for all active games to determine if the six-month estimated life for permanent in-game items remains reasonable. Based on our latest review, such estimated life remains reasonable and has not changed over time. We may revise our estimates as we continue to collect operating data and refine our estimation process and results accordingly. All paying users’ data collected since the launch of the games are used to perform the relevant assessments. Historical behavior patterns of these paying users during the period between their first log-on date and last log-on date are used to estimate the lives of the permanent life in-game items.

Under the item-based revenue model, proceeds received from sales of game points to players, which can be converted into in-game currencies to purchase in-game items, are initially recorded as advances from customers as game points are refundable. As players convert game points into in-game currencies, proceeds received from sales of those game points are transferred from advances from customers to deferred revenues. Deferred revenues are recognized as revenues when in-game items purchased with in-game currencies are consumed by players over the estimated lives of such items. In addition to game points that we sell and distribute, we distribute and sell a portion of our game points through third party vendors. As we do not have control over and generally do not know the ultimate selling price of game points sold by third party vendors, net proceeds from sales of game points by vendors are recorded as advances from customers. These net proceeds are converted to deferred revenues and recognized as revenues in the same way we convert and recognize revenues as discussed in this paragraph.

We evaluate our cooperation arrangements with WarGaming to determine whether to recognize our revenues of the World of Tanks on a gross or net basis. Our determination is based upon an assessment of whether we act as principal or agent when providing our services. We have concluded that we act as principal in the arrangement. Factors that support our conclusion mainly include:

•	we, instead of WarGaming, are the primary obligor in the arrangement because we are responsible for the fulfillment and acceptability of the game;

•	we have the sole latitude in establishing price;

•	we are involved in designing the changes to the content of the game; and

•	we are involved in the determination of content specifications of the game.

Based on these factors, we believe that recognizing our revenues of the World of Tanks on a gross basis is appropriate.

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

Capitalization and Impairment of Intangibles Related to Game Licenses

We purchased game licenses from both China and overseas game developers in 2012 and 2013. The consideration for these game licenses include cash, warrants exercisable into our ordinary shares and royalty payments. We capitalize the consideration for these game licenses and recorded the assets as definite life intangible assets at the fair value of the total consideration on the relevant transaction dates. We have estimated that the useful life of the intangible assets related to these game licenses is three years based on the useful life of other games that we have launched historically. We amortize the intangible assets over the useful life of three years starting from the commercial launch date of the game.

For purposes of recognition and measurement of an impairment loss, each intangible asset is considered the lowest level asset group that generates identifiable independent cash flows. As a result of the unsatisfactory performance of one game and expected cessation of another game in 2013, the carrying amount of the corresponding game licenses exceeded the sum of undiscounted future cash flows expected to generate from the use and eventual disposition of such licenses. Accordingly, the Company recognized an impairment loss of US$251,000 and US$1.56 million, respectively, in 2013, which were reported in cost of revenues and impairment loss of intangible assets, respectively.

Impairment Loss on Cost Method Investment

We review our long-term investments for other-than-temporary impairment in accordance with relevant accounting literature, based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and our intent and ability to hold the investment. In view of the declines of fair value below the carrying cost of certain long-term investments, we performed an evaluation to determine whether any of the declines were other-than-temporary. We did not recognize any impairment losses in 2011 and 2012. We recognized US$2 million in impairment losses on long-term investments in 2013, primarily attributable to one long-term investment having been in a continuous loss-making position and failing to generate profit as contemplated at the time of our investment.

Consolidation of Variable Interest Entities

The applicable PRC laws, rules and regulations currently restrict foreign ownership of business entities providing value-added telecommunications services in the PRC. To comply with these laws, rules and regulations, we conduct substantially all of our business through our variable interest entities and their subsidiaries. We have, through three of our wholly owned subsidiaries in the PRC, entered into contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang, Xinreli, BJXR and Dacheng, such that these entities are considered as our variable interest entities and we are considered as their primary beneficiary. As advised by Commerce & Finance, our PRC counsel, the terms of each agreement under the contractual arrangements are currently exercisable and legally enforceable under the applicable PRC laws, rules and regulations. More specifically, we believe that, subject to compliance with applicable PRC laws, rules and regulations, we have the sole discretion under the contractual arrangements to designate and/or replace the shareholders, directors and senior management of these entities. As a result, we believe this gives us the power to direct the activities that most significantly impact the economic performance of these entities and their subsidiaries. We believe that we also have the right to receive substantially all of the economic benefits from these entities and their subsidiaries. Accordingly, as the primary beneficiary of these entities and in accordance with U.S. GAAP, we consolidate financial results and assets and liabilities of these variable interest entities into our consolidated financial statements.

We note that the PRC laws, rules and regulations governing the validity of the contractual arrangements with our variable interest entities are uncertain and the relevant government authorities may have broad discretion in interpreting these laws, rules and regulations. See “Item 3 — Key Information — Risk factors — Risks Relating to Our Corporate Structure—Our business and operations could be significantly disrupted, and we could be subject to sanctions, if the contractual arrangements between us and our consolidated variable interest entities that we depend on for operating our WVAS, mobile games and Internet games are found to be non-compliant with applicable PRC law” and “Item 3 — Key Information — Risk factors — Risks Relating to Our Corporate Structure — Our contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce” and “Item 3 — Key Information — Risk factors — Risks Relating to Our Corporate Structure — The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, which may substantially disrupt our business.”

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

As of December 31, 2011, 2012 and 2013, we had three reporting units: WVAS, mobile games and Internet games.

We estimate the fair value of our reporting units using the income approach valuation, which includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit are based on discrete five-year financial forecasts developed by our management for planning purposes. Cash flows beyond the forecasted period and discrete forecasts are estimated using a terminal value calculation, which incorporates historical and forecasted financial trends for each reporting unit and considers long-term earnings growth rates for publicly traded peer companies. Publicly available information with respect to the market capitalization of our company is also considered in assessing the reasonableness of the aggregate fair value of our reporting units, estimated using the discounted cash flow methodology. In 2011, we recognized goodwill impairments of US$20.3 million relating to our WVAS unit. No goodwill impairment was recorded in 2012 or 2013.

The following table sets forth the details of the goodwill impairment test as of December 31, 2013.

	WVAS	Mobile Games	Internet Games
	(in thousands of U.S. dollars, except percentages)
Estimated fair value	44,408.8	35,559.8	351,501.0
Carrying value net	39,770.3	31,972.8	260,866.4
Percentage by which the fair value exceed or (below) the carrying value	11.7%	11.2%	34.7%
The carrying value of goodwill	2,156.9	20,882.7	67,227.0

In the annual goodwill impairment test conducted in December 2013, the fair value of each reporting unit substantially exceeded its carrying value. As a result, no goodwill impairment was recorded in 2013.

The principal assumptions made by management in determining goodwill impairment as of December 31, 2013 include the following:

•	cash flow discount rates of 26.0%, 25.0% and 27.0% and terminal value growth rates of 1.0%, 3.0% and 3.0% were used for the WVAS, mobile games and Internet games units, respectively as of December 31, 2013;

•	there will be no major changes in existing political, legal, fiscal and economic conditions in the PRC;

•	except for the new enterprise income tax law that took effect on January 1, 2008, there will be no major changes in the current tax law of the PRC, and all applicable laws and regulations will be complied with;

•	exchange rates and interest rates will not differ materially from those presently prevailing;

•	each reporting unit will retain and have competent management, key personnel, and technical staff to support its ongoing operations;

•	the availability of financing will not be a constraint on the forecasted growth of operations; and

•	industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

As of December 31, 2013, the estimated fair values of the WVAS, mobile games and Internet games units were 11.7%, 11.2% and 34.7% in excess of their respective carrying values. We also performed a sensitivity analysis on the financial results of all of the reporting units. If the discount rate were to increase by 5% of the existing rate or the projected revenue growth rate for 2014 were to decrease by 5% of the existing rate, the fair value of each reporting unit is expected to continue to be higher than the carrying value of the respective reporting unit.

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

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial condition and results of operations.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We have concluded that there were no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2011, 2012 and 2013. We did not incur any interest and penalties related to potential underpaid income tax expenses and also do not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. However, taxes relating to 2011 to 2013 remain subject to examination by the PRC tax authorities.

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

Recently Adopted Accounting Standards

In December 2011, the Financial Accounting Standards Board ("FASB") issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this guidance did not have a significant effect on the Company's consolidated financial statements.

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

Recent Accounting Pronouncements Not Yet Adopted

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. In addition, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In July 2013, the FASB issued an Accounting Standard Update ("ASU") which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. The FASB's objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except as set forth in the next paragraph.

To the extent a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company does not expect the adoption of this guidance will have a material effect on its consolidated financial statements.

Results of Operations

Results of Operations for the Years Ended December 31, 2011, 2012 and 2013

The following table sets forth certain data from our consolidated results of operations for the periods indicated. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

	For the year ended December 31,
	2011		2012		2013
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues

	(in thousands of U.S. dollars, except percentages)
Revenues
WVAS	$80,265.9	50.2%	$77,765.5	41.7%	$63,922.2	35.6%
Mobile games	40,850.5	25.5	21,190.3	11.4	17,069.0	9.5
Internet games	38,892.0	24.3	87,423.9	46.9	98,449.2	54.9
Total revenues	160,008.4	100.0%	186,379.7	100.0%	179,440.4	100.0%

Sales tax
WVAS	(1,390.9)	(0.9)%	(1,053.2)	(0.6)%	(969.0)	(0.5)%
Mobile games	(621.1)	(0.4)	(219.3)	(0.1)	(160.7)	(0.1)
Internet games	(1,815.8)	(1.1)	(4,521.1)	(2.4)	(4,656.9)	(2.6)
Total sales tax	(3,827.8)	(2.4)%	(5,793.6)	(3.1)%	(5,786.6)	(3.2)%

Net revenues
WVAS	78,875.0	49.3%	76,712.3	41.1%	62,953.2	35.1%
Mobile games	40,229.4	25.1	20,971.0	11.3	16,908.3	9.4
Internet games	37,076.2	23.2	82,902.8	44.5	93,792.3	52.3
Total net revenues	156,180.6	97.6%	180,586.1	96.9%	173,653.8	96.8%

Cost of revenues
WVAS	(50,758.6)	(31.7)%	(52,655.5)	(28.2)%	(43,085.2)	(24.0)%
Mobile games	(25,248.0)	(15.8)	(10,935.0)	(5.9)	(7,780.3)	(4.3)
Internet games	(15,923.6)	(10.0)	(39,539.8)	(21.2)%	(45,534.4)	(25.4)
Total cost of revenues	(91,930.2)	(57.5)%	(103,130.3)	(55.3)%	(96,399.9)	(53.7)%

Gross profit
WVAS	28,116.4	17.6%	24,056.8	12.9%	19,868.0	11.1%
Mobile games	14,981.4	9.4	10,036.0	5.4	9,128.0	5.1
Internet games	21,152.6	13.2	43,363.0	23.3	48,257.9	26.9
Total gross profit	64,250.4	40.2%	77,455.8	41.6%	77,253.9	43.1%

Operating expenses:
Product development	(15,416.9)	(9.6)%	(18,382.4)	(9.9)%	(26,401.7)	(14.7)%
Selling and marketing	(20,891.6)	(13.1)	(24,586.0)	(13.2)	(26,674.0)	(14.9)
General and administrative	(11,582.2)	(7.2)	(11,629.3)	(6.2)	(8,976.2)	(5.0)
Impairment loss on goodwill	(20,255.3)	(12.7)	—	—	—	—
Impairment loss on intangible assets	(3.9)	—	—	—	(1,562.4)	(0.9)
Total operating expenses	(68,149.9)	(42.6)%	(54,597.7)	(29.3)%	(63,614.3)	(35.5)%

Change in fair value of contingent consideration for business acquisition	(3,729.5)	(2.3)	—	—	—	—
Government subsidies	319.2	0.2	301.4	0.2	2,176.4	1.2
Income (loss) from operations	(7,309.8)	(4.5)%	23,159.5	12.4%	15,816.0	8.8%
Interest income	$3,569.2	2.2	$5,231.3	2.8	$6,764.0	3.7
Interest income from loans to third party	1,193.2	0.7	453.6	0.2	—	—
Interest expense	(487.8)	(0.3)	(262.7)	(0.1)	(693.3)	(0.4)
Impairment loss on cost method investment	—	—	—	—	(2,000.0)	(1.1)
Impairment loss on Intangible assets	—	—	—	—	—	—

	For the year ended December 31,
	2011		2012		2013
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues

	(in thousands of U.S. dollars, except percentages)
Loss on extinguishment of debt upon prepayment of convertible senior note	(1,567.5)	(1.0)	—	—	—	—
Exchange gain	—	—	387.6	0.2%	1,487.3	0.8%
Investment income	85.6	0.1	261.5	0.1	—	—
Net income (loss) before income taxes	(4,517.1)	(2.8)%	29,230.8	15.7%	21,374.0	11.9%
Income taxes expense	(3,137.8)	(2.0)	(3,490.8)	(1.9)	(712.4)	(0.4)
Net income (loss)	$(7,654.9)	(4.8)%	$25,740.0	13.8%	$20,661.6	11.5%

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenues. Our total revenues decreased by 3.7% to US$179.4 million in 2013 from US$186.4 million in 2012. This decrease was primarily due to a decrease in revenues generated from our WVAS and mobile games businesses.

Our WVAS revenues decreased by 17.8% to US$63.9 million in 2013 from US$77.8 million in 2012. Revenues from our 2G services decreased by 13.4% to US$62.1 million in 2013 from US$71.7 million in 2012. Revenues from our 2.5G services decreased by 69.9% to US$1.8 million in 2013 from US$6.1 million in 2012. The decrease was mainly due to policies implemented by the PRC telecommunications operators since late 2010, including those policies which resulted in the suspension of billing on WAP and G+ mobile games by China Mobile and other PRC telecommunications operators on behalf of third party service providers of such services. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us may result in lower revenues or additional costs for us and materially and adversely affect our business operations, financial condition and results of operations.”

Our mobile games revenues decreased by 19.4% to US$17.1 million in 2013 from US$21.2 million in 2012. This decrease was mainly due to the adoption by China Mobile of measures similar to those that have affected our WVAS business, as described above, and China Mobile’s decision to de-emphasize its subscription-based mobile games download services. In addition, the decrease in our mobile games revenues was also attributable to an overall shift in the tastes and preferences of consumers in China from traditional feature phone mobile games, which are mainly Java-based, to mobile games that are developed for smartphone platforms, such as iOS and Android mobile games. Also, as we restructured our smartphone game development team in the first half of 2013, new smartphone games were only launched during the second half of 2013, which contributed to the decrease in revenues from smartphone games in 2013. For a description of risks related to significant changes in service provider policies of the telecommunications operators, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us could result in lower revenues or additional costs for us and materially and adversely affect our business, financial condition, results of operations and prospects.” For a description of risks related to uncertainties in the PRC mobile games market, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our mobile games business has a short operating history, and the mobile games market in the PRC is subject to many uncertainties.”

Our Internet games revenues increased 12.6% to US$98.4 million in 2013 from US$87.4 million in 2012. This increase was driven largely by significant growth in revenues generated from the operation of our massive multiplayer online game, the World of Tanks game, in the PRC, which saw an increase in sales of in-game items purchased by the World of Tanks game players. Our Internet games revenues are primarily derived from Internet games operation revenues and licensing revenues. We earn Internet games operation revenues through the provision of Internet games services to players under an item-based revenue model, whereby players are able to play the Internet games free of charge for an unlimited amount of time, but are charged for purchasing in-game items, such as in-game performance-enhancing items, mechanised vehicles, clothing, accessories and pets. For a detailed description of our revenue recognition policy on Internet games revenues, see “- Critical Accounting Policies – Revenue Recognition – Internet Games Revenues”. Our Internet games licensing revenues decreased by 66.8% from US$2.4 million in 2012 to US$0.8 million in 2013. Revenues generated within the PRC increased to US$96.0 million in 2013 from US$82.2 million in 2012, representing approximately 97.5% and 94.0% of our total Internet games revenues in 2013 and 2012, respectively. This increase was primarily attributable to increases in transaction volumes from sales of in-game items of the World of Tanks game. The portion of our Internet games revenues derived outside the PRC includes both license fees and revenue share generated from the operation of our self-developed games by third party publishing partners. Revenues generated outside the PRC decreased by 52.5% to US$2.5 million in 2013 from US$5.2 million in 2012, representing approximately 2.5% and 6.0% of our Internet games revenues in 2013 and 2012, respectively.

Sales Tax. Our total sales tax decreased by 0.1% to US$5.787 million in 2013 from US$5.794 million in 2012.

Our WVAS sales tax decreased by 8.0% to US$1.0 million in 2013 from US$1.1 million in 2012, mainly due to a decrease in the volume of our WVAS business.

Our mobile games sales tax decreased by 26.7% to US$0.161 million in 2013 from US$0.219 million in 2012, principally due to a decrease in the volume of our mobile games business.

Our Internet games sales tax increased by 3.0% to US$4.7 million in 2013 from US$4.5 million in 2012, primarily due to an increase in the volume of our Internet games business, which was partially offset as we began to pay value-added taxes instead of business taxes on our Internet games revenues pursuant to the change of tax policies by the PRC tax authority.

Cost of Revenues. Our total cost of revenues decreased by 6.5% to US$96.4 million in 2013 from US$103.1 million in 2012, representing 53.7% and 55.3% of our total revenues in 2013 and 2012, respectively. This decrease was largely due to a decrease in the volume of our WVAS business and mobile games business and associated service fees we paid to our content providers, media partners and telecommunications operators, which was partially offset by an increase in the Internet games cost of revenues.

Our WVAS cost of revenues decreased by 18.2% to US$43.1 million in 2013 from US$52.7 million in 2012, representing 67.4% and 67.7% of our WVAS revenues in 2013 and 2012, respectively.

Our mobile games cost of revenues decreased by 28.8% to US$7.8 million in 2013 from US$10.9 million in 2012, representing 45.6% and 51.6% of our mobile games revenues in 2013 and 2012, respectively. The decrease in our mobile games cost of revenues was primarily due to decreases in service fees and net transmission charges paid to the telecommunications operators, as a result of decreases in our overall mobile games business. To a lesser extent, the decrease in our mobile games cost of revenues was also due to increasing contribution of our lower cost self-developed smartphone games, which we launch on iOS and Android platforms. Smartphone games, unlike feature phone games, incur service fees on iOS and Android distribution platforms which are generally less than those charges paid to the telecommunications operators as a percentage of revenues.

Our Internet games cost of revenues increased by 15.2% to US$45.5 million in 2013 from US$39.5 million in 2012, representing 46.3% and 45.2% of our Internet games revenues in 2013 and 2012, respectively. The increase in our Internet games revenues was primarily due to the increase in shared revenues paid to third party Internet games licensors, largely as a result of increases in the volume of our Internet games business. In particular, the increase in shared revenues paid to third party Internet games licensors was primarily due to increases in shared revenues relating to the World of Tanks game.

Gross Profit and Gross Margin. Our total gross profit decreased by 0.3% to US$77.3 million in 2013 from US$77.5 million in 2012, mainly due to the decrease in the volume of our WVAS and mobile games businesses, which was partially offset by the increases in the volume of our Internet games business. Our gross margin increased to 43.1% in 2013 from 41.6% in 2012.

Our WVAS gross profit decreased by 17.4% to US$20.0 million in 2013 from US$24.1 million in 2012, primarily due to the decrease in our WVAS revenues relative to the decrease in our WVAS cost of revenues. Our WVAS gross profit margin increased to 31.1% in 2013 from 30.9% in 2012.

Our mobile games gross profit decreased by 9.0% to US$9.1 million in 2013 from US$10.0 million in 2012, largely due to decreases in the volume of our mobile games business, as a result of the adoption by China Mobile of measures similar to those that have affected our WVAS business, as described above, and China Mobile’s decision to de-emphasize its subscription-based mobile games download services. Our mobile games gross margin increased to 53.5% in 2013 from 47.4% in 2012, primarily due to the growth of our self-developed smartphone games.

Our Internet games gross profit increased by 11.3% to US$48.3 million in 2013 from US$43.4 million in 2012, largely due to increases in the volume of our Internet games business, driven by increases in sales from in-game item purchases made by the World of Tanks game players and our successful operation of the World of Tanks game. Our Internet games gross margin decreased to 49.0% in 2013 from 49.6% in 2012, principally as a result of increases in shared revenues relating to the World of Tanks game, and decreases in the revenues of our self-developed Internet games.

Operating Expenses. Our operating expenses increased by 16.5% to US$63.6 million in 2013 from US$54.6 million in 2012, representing 35.5% and 29.3% of our total revenues in 2013 and 2012, respectively.

Our product development expenses increased by 43.6% to US$26.4 million in 2013 from US$18.4 million in 2012, representing 14.7% and 9.9% of our total revenues in 2013 and 2012, respectively. The increase in our product and development expenses was primarily due to increased software development expense and increases in the number of our product development employees, which increased to 747 as of December 31, 2013 from 698 as of December 31, 2012.

Our sales and marketing expenses increased by 8.5% to US$26.7 million in 2013 from US$24.6 million in 2012, representing 14.9% and 13.2% of our total revenues in 2013 and 2012, respectively. The increase in our sales and marketing expenses was mainly due to increased sales and marketing activity associated with our Internet games and mobile games operated on smartphones.

Our general and administrative expenses decreased by 22.8% to US$9.0 million in 2013 from US$11.7 million in 2012, representing 5.0% and 6.2% of our total revenues in 2013 and 2012, respectively. The decrease in our general and administrative expenses was primarily due to our share options granted to general and administrative employees being mostly vested in 2012, leading to a decrease in our share based compensation expenses in 2013.

Income Tax. Our income tax decreased to US$0.7 million in 2013 from US$3.5 million in 2012, primarily reflecting the decrease in our taxable income.

Net income. As a result of the foregoing, we had net income of US$20.7 million in 2013 compared to a net income of US$25.7 million in 2012.

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

Our mobile games cost of revenues decreased by 56.7% to US$10.9 million in 2012 from US$25.2 million in 2011, representing 51.6% and 61.8% of our mobile games revenues in 2012 and 2011, respectively. The decrease in our mobile games cost of revenues was primarily due to decreases in service fees and net transmission charges paid to the telecommunications operators, as a result of decreases in our overall mobile games business. To a lesser extent, the decrease was also due to the growth of our self-developed smartphone games, which we launch on iOS and Android platforms. Smartphone games, unlike feature phone games, incur service fees on iOS and Android distribution platforms which are generally less than those charges paid to the telecommunications operators as a percentage of revenues.

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

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating, investing and financing activities for the periods indicated.

	For the year ended December 31,
	2011		2012		2013

	(in thousands of U.S. dollars)
Net cash provided by operating activities	US$	33,433.8	US$	46,655.9	US$	35,729.5
Net cash used in investing activities		40,284.8		41,206.8		43,944.6
Net cash used in (provided by) financing activities		26,335.0		14,313.0		(8,956.8)
Effect of exchange rate changes		5,526.7		47.1		1,991.3
Net (decrease) increase in cash and cash equivalents		(27,659.3)		(8,816.8)		2,733.0
Cash and cash equivalents, beginning of year		157,170.8		129,511.5		120,694.7
Cash and cash equivalents, end of year	US$	129,511.5	US$	120,694.7	US$	123,427.7

Our primary source of liquidity is cash flow from operating activities. As of December 31, 2012 and December 31, 2013, our cash and cash equivalents were US$120.7 million and US$123.4 million, respectively.

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

Net cash provided by operating activities decreased to US$35.7 million in 2013 from US$46.7 million in 2012. This decrease was primarily due to a decrease in cash provided by our WVAS and mobile games business. Net cash provided by operating activities increased to US$46.7 million in 2012 from US$33.4 million in 2011. This increase was primarily due to an increase in cash provided by our Internet games business.

Net cash used in investing activities increased to US$43.9 million in 2013 from US$41.2 million in 2012. This increase was primarily due to an increase of US$33.0 million in the purchase of held-to-maturities securities and an increase of US$4.1 million in term deposits, which was offset by a deposit of RMB225 million, or US$35.5 million, that we made with the Bank of Communications to guarantee a standby letter of credit in connction with our licensing of Guild Wars2 from ArenaNet in 2012. Net cash used in investing activities increased to US$41.2 million in 2012 from US$40.3 million in 2011. This increase was mainly due to a deposit of RMB225 million, or US$35.5 million, that we made with the Bank of Communications to guarantee a standby letter of credit in connection with our licensing of Guild Wars 2 from ArenaNet, which is offset by the repayment in 2012 of a loan of RMB139.8 million, or US$22.2 million, at an interest rate of 6.39% per annum, that we made to Chengdu Jinhua Tianchuang Investment Co., Ltd in 2011.

Net cash provided by financing activities was US$9.0 million in 2013, compared to net cash of US$14.3 million used in financing activities in 2012. The increase of net cash provided by financing activities was primarily due to proceeds of US$27.8 million from exercise of warrants by NGP, FitRun and Wargaming, respectively. In September 2013, each of NGP and FitRun exercised a warrant to purchase 40 million of our ordinary shares at a purchase price of US$0.125 per share. In May 2013, Wargaming exercised a warrant to purchase 120 million of our ordinary shares at a purchase price of US$0.1485 per share. Net cash used in financing activities was US$14.3 million in 2012, compared to US$26.3 million used in financing activities in 2011. The decrease was primarily due to the payment of the deferred consideration of US$14.6 million for the acquisition of Dacheng in March 2011, and prepayment of the convertible senior note of US$9.3 million held by NGP in February 2011, which was partially offset by an increase of US$11.9 million for our share repurchase program in 2012 as compared to 2011.

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

We are a holding company with no operations of our own. Our operations are conducted through Beijing AirInbox, Beijing WINT, BJXR, Beijing Chengxitong, Mailifang, Xinreli and Dacheng and their subsidiaries in the PRC. See “Item 4 — Information on the Company — Our Corporate Structure” for a summary of these contractual arrangements. In 2013, our consolidated variable interest entities accounted for an aggregate of 97.4% of our total revenue. As of December 31, 2013, our consolidated variable interest entities accounted for an aggregate of 62.0% of our total assets and 88.6% of our total liabilities. The assets not associated with our consolidated variable interest entities primarily consist of cash and cash equivalents, goodwill, intangible assets and loans to third parties.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our wholly owned subsidiaries in the PRC. The amount of dividends paid by our wholly owned subsidiaries to us primarily depends on the service fees paid to such subsidiaries by Beijing AirInbox, Beijing WINT, BJXR, Beijing Chengxitong, Mailifang, Xinreli and Dacheng, and, to a lesser degree, the retained earnings of such subsidiaries. As of December 31, 2013, the total amount of service fees payable to our wholly owned subsidiaries from our consolidated variable interest entities under the service agreements was US$15.8 million. Conducting our operations through contractual arrangements with our consolidated variable interest entities entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of our consolidated variable interest entities, which may result in our being unable to consolidate their financial results with our financial results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3 — Key Information — Risk Factors—Risks Relating to Our Corporate Structure — Our contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Corporate Structure — Our business and operations could be significantly disrupted, and we could be subject to sanctions, if the contractual arrangements between us and our consolidated variable interest entities that we depend on for operating our WVAS, mobile games and Internet games businesses are found to be non-compliant with applicable PRC law.”

If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends to us. In addition, PRC legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are required to set aside no less than 10% of their respective after-tax net income each year as reserve funds unless such reserve funds, after making up losses of preceding years, have reached 50% of their respective registered capital, and these reserve funds are not distributable as cash dividends. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Corporate Structure — The dividends and other distributions on equity we may receive from our subsidiaries are subject to restrictions under PRC law or agreements that our subsidiaries may enter into with third parties.” In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations applicable to such subsidiaries.

Indebtedness

In March 2009, we issued to NGP a convertible senior note due in 2014 with an aggregate principal amount of US$6,775,400. In February 2011, we prepaid 70% of the aggregate principal amount, plus any accrued but unpaid interest thereof, of the convertible senior note for US$9.31 million in cash. Subsequently, in March 2012, NGP fully converted the convertible senior note into 22.8 million of our ordinary shares, which is equivalent to 570,000 of our ADSs, at a conversion price of US$0.08915 per ordinary share (equivalent to US$3.6 per ADS), representing approximately 1.0% of our total shares outstanding as of March 31, 2012. In 2012, we paid NGP US$63,027 in interest, which was all the outstanding interest we owed to NGP, on the convertible senior note.

We did not have any outstanding indebtedness as of December 31, 2012 and as of December 31, 2013.

We intend to meet the majority of our future funding needs through cash flow generated from operating activities and our current cash and cash equivalents. Our treasury objective is to maintain the safety and liquidity of our cash. Substantially all of our cash and cash equivalents are denominated in Renminbi.

Except as described above, as of December 31, 2013, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or purchase commitments, guarantees or other material contingent liabilities.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2013:

	Payments due by period
	Total		Less than 1 year		1-3 years		Within 3-5 years		More than 5 years
	(in thousands of U.S. dollars)
License Fee Obligations(1)	US$	46,280.5	US$	26,280.5	US$	20,000.0	US$	-	US$	-
Operating Lease Obligations		4,550.6		2,834.6		1,669.4		46.6		-
Purchase Obligations		15,550.9		14,785.0		734.2		31.7		-
Total	US$	66,382.0	US$	43,900.1	US$	22,403.6	US$	78.3	US$	-

__________________

(1) The amount includes the total payment obligations of US$40 million to ArenaNet for an exclusive PRC license relating to the Guild Wars 2 game, which includes US$5 million initial license fee and US$35 million minimum guaranteed royalty fee. The US$5 million initial license fee and US$15 million of the royalty fee are expected to be paid in less than one year, and the remaining US$20 million of the royalty fee is expected to be paid within one to three years. There is no cancellation provision under the license agreement.

Capital Expenditures

Our total capital expenditures in 2011, 2012 and 2013 were US$1.9 million, US$14.6 million and US$13.1 million, respectively. The decrease in capital expenditure in 2013 from 2012 was primarily due to a decrease in the purchase of intangible assets in 2013. The increase in capital expenditure in 2012 from 2011 was primarily due to our payment of license fees to ArenaNet. We did not have any material commitment for capital expenditures as of December 31, 2013. We currently do not have any material capital expenditures in progress.

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

Taxation

Cayman Islands

The Cayman Islands currently do not levy any taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of an inheritance tax or estate duty. In addition, pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council that (i) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations and (ii) no tax to be levied on profits, income gains or appreciations or which is in the nature of an estate duty or inheritance tax shall be payable by us on or in respect of our shares, debentures or other obligations or by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2011 Revision). This undertaking is for a period of 20 years from May 21, 2002.

PRC

Our PRC subsidiaries and operating companies are subject to the New EIT Law, which ordinarily imposes a tax rate of 25% on all enterprises (other than individual proprietorships and partnerships). However, under the New EIT Law and its implementation rules, “high-and-new technology enterprises strongly supported by the State,” or HNTE, are entitled to a preferential tax rate of 15%, and “software enterprises” are entitled to an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. HNTE status allows qualifying PRC-based enterprises to use a 15% tax rate for three years, renewable for an additional three-year period if the business operations of these enterprises continue to qualify for HNTE status. In 2008, KongZhong Beijing, Beijing AirInBox, BJXR and Tianjin Mammoth were granted HNTE status by the PRC tax authority under the New EIT Law. KongZhong China, Beijing Chengxitong and Beijing WINT were subsequently granted HNTE status in 2009. In addition, KongZhong China, Beijing WINT, Beijing Chengxitong and BJXR were also granted 50% tax relief in 2009. In 2011, each of KongZhong Beijing, Beijing AirInbox, BJXR and Tianjin Mammoth renewed its HNTE status for an additional three-year period. In 2012, each of KongZhong China, Beijing Chengxitong and Beijing WINT renewed its HNTE status for an additional three-year period. In addition, the PRC tax authority also granted Xinreli and Dacheng, in 2010 and 2011, respectively, an income tax exemption for two years and a 50% tax relief for three years thereafter. According to the Administrative Measures for the Determination of High and New Technology Enterprises promulgated by Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation on April 14, 2008, PRC-based enterprises that have already enjoyed HNTE status for six years must reapply for HNTE status at the end of the second three-year period. As of December 31, 2013, Beijing AirInbox, KongZhong China, Dacheng, Xinreli, Brilliant Game and Tianjin Mammoth were qualified as “software enterprise” by the local industry and information technology department. For risks relating to the discontinuation of any of the preferential tax treatments or the renewal of HNTE status, see “Item 3 — Key Information — Risk Factors — Risks Relating to the PRC — The discontinuation of any of the preferential tax treatments available to us in the PRC or the rejection of our application for preferential tax treatments could adversely affect our business, operating results and financial condition.”

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

In addition, the New EIT Law and the New EIT Implementation Regulation provide that, in some circumstances, an income tax rate of 10% would be applied to dividends payable to foreign investors. However, dividend income received by a resident enterprise from another resident enterprise is exempted from the EIT. Under the New EIT Law and the New EIT Implementation Regulation, a non-resident enterprise’s net income originating from “sources within the PRC” will be subject to a 10% EIT rate. Under the New EIT Implementation Regulation, whether a dividend payment constitutes income from “sources within the PRC” is determined by the location of the enterprise which pays the dividend. The income tax rate on dividends from the PRC payable to a non-PRC-resident enterprise is 10%. As a result, KongZhong Beijing, KongZhong China and Simlife Beijing may be required to withhold all or part of such income tax when paying us dividends. The aggregate undistributed earnings of our subsidiaries and our PRC operating companies and their subsidiaries that are available for distribution to us as of December 31, 2013 are considered to be indefinitely reinvested and, accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to us under the New EIT Law and New EIT Implementation Regulation. The PRC tax authorities have also clarified that distributions made out of retained earnings derived from income before January 1, 2008 will not be subject to such withholding tax. See “Item 3 — Key Information — Risk Factors — Risks Relating to the PRC — We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.”

Moreover, our revenues are subject to sales taxes. Since August 2003, each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR, Simlife Beijing, Beijing Shiyuan Leya, Mailifang, Xinreli, Zhulang and Dacheng is subject to a 3% business tax for WVAS, an aggregate of 8% in sales tax and cultural business construction fee for mobile advertising services and a 5% business tax for other services. Each of KongZhong Beijing, KongZhong China and Tianjin Mammoth is subject to a 5% sales tax. In future periods, we expect that a substantial portion of our revenues will be generated through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng. In addition, pursuant to the arrangements that KongZhong Beijing has entered into with each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong and Mailifang, that KongZhong China has entered into with each of BJXR and Dacheng and that Simlife Beijing has entered into with Xinreli, each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang, Xinreli, BJXR and Dacheng pays us service fees. The amount of such payments will be subject to the 5% business tax payable by KongZhong Beijing, KongZhong China and Simlife Beijing. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

On January 1, 2012, the State Council of the PRC officially launched a pilot value-added tax reform program, or the pilot program, applicable to businesses in selected industries. Businesses subject to the pilot program would pay value-added taxes instead of business taxes. Certain of our subsidiaries and variable interest entities have been subject to the pilot program since late 2012. For example, since October 2012, Zhulang has been subject to a 3% value-added tax. From September 2012 to December 2013, Beijing AirInbox was subject to a 3% or 5% business tax for WVAS, mobile games and Internet games. Since January 2014, Beijing AirInbox has been subject to a 6% value-added tax and 3% cultural business construction fee for WVAS, mobile games and Internet games; Since December 31, 2013, each of Dacheng, Brilliant Game, KongZhong Beijing, KongZhong China, Beijing WINT and Beijing Shiyuan Leya has been subject to a 6% value-added tax; and each of Beijing Chengxitong, BJXR, Beijing Boya Wuji, Beijing Yin’ao, Beijing Shangshu, Tianjin Mammoth and Simlife Beijing has been subject to a 3% value-added tax.

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

Name	Age	Position
Leilei Wang	41	Chairman of the Board of Directors, Chief Executive Officer
Jay Chang	42	Director and Chief Financial Officer
Xiaoxin Chen	41	Independent Director
Hope Ni	41	Independent Director
Xiaolong Li	48	Independent Director
Tai Fan	42	Chief Investment Officer
Zhen Yang	49	President

Leilei Wang, 41, has served as the Chairman of the Board of Directors of our company and our Chief Executive Officer since October 2008. His current term expires in 2013. Mr. Wang was the chief executive officer of TOM Online from September 2003 to September 2008. Between 1999, when Mr. Wang joined TOM Group Limited, or TOM Group, TOM Online’s parent company, and 2003, Mr. Wang held various management positions within TOM Group. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a bachelor’s degree in Electronic Technology and Information.

Jay Chang, 42, has served as the Chief Financial Officer of our company since February 2009 and has been a Director of our company since July 2010. His current term expires in 2014. Before joining our company, Mr. Chang was the president and chief financial officer of 56.com, a leading online video provider in the PRC. Before that, he was the chief financial officer of TOM Online for over two years. Prior to TOM Online, for nearly six years, Mr. Chang was the director of equity research at Credit Suisse, responsible for covering the Internet and telecommunications sectors in the PRC. Mr. Chang graduated in 1994 from the University of Washington with a bachelor’s degree in Electrical Engineering.

Xiaoxin Chen, 41, has been an Independent Director of our company since September 2008. His current term expires in 2015. Mr. Chen has been a managing partner of Zeniphs China Capital, a private equity fund, since late 2007. Before joining the fund, Mr. Chen was the chief financial officer of Oak Pacific Interactive, later renamed Renren Inc., a leading social networking service provider in China. Before joining Renren Inc., Mr. Chen was an investment banker at Citigroup Hong Kong. Mr. Chen was an independent director of Abax Global Capital (Hong Kong) Ltd. until June 2011. Mr. Chen was also an independent director of Prosten Technology Holdings Ltd., a Hong Kong Stock Exchange Growth Enterprise Market-listed company, until December 2013. Mr. Chen graduated at the top of his class and received his bachelor’s degree in Operations Research and Industrial Engineering (summa cum laude) from Cornell University. He received his MBA degree from Stanford Graduate School of Business and was a recipient of the 2000 Arjay Miller Scholar Award upon graduation.

Hope Ni, 41, has been an Independent Director of our company since January 2007. Her current term expires in 2015. Ms. Ni has been the chairman of the board of directors of Inspire Capital, an investment and consulting company, since May 2008. Until January 2008, Ms. Ni served as the chief financial officer and director for Cogo Group, Inc., a NASDAQ-listed company and a technology service provider in the PRC, which she joined in August 2004. Prior to joining Cogo, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, specializing in corporate finance, during which she was actively involved in the initial public offerings and New York Stock Exchange/NASDAQ listings of a number of major global PRC-based companies. Prior to that, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni is also an independent director at Digital China Holdings Ltd., a Hong Kong-listed company; JA Solar Holdings Co., Ltd., a NASDAQ-listed company; and ATA Inc., a NASDAQ-listed company. Ms. Ni received her J.D. degree from the University of Pennsylvania Law School and her bachelor’s degree in Applied Economics and Business Management from Cornell University.

Xiaolong Li, 48, has been an Independent Director of our company since December 2013. His current term expires in 2014. Mr. Li currently serves as a director of several companies, some of them in the United States. Mr. Li serves as an independent director of E-Commerce China Dangdang Inc, a company listed on the New York Stock Exchange. Mr. Li has more than 20 years of experience in the industry of information technology and telecommunications. He founded 263 Network Communication Company Limited, a company currently listed on the Shenzhen Stock Exchange, in 1999 and has been its chairman since then. Prior to that, he founded Beijing Jingxun Public Information Technology Company Limited in 1997 and served as its executive director until 1999. In 1992, he founded Beijing Haicheng Telecommunication Technology Company Limited and served as its chairman until 1997. Mr. Li attended the undergraduate program in software engineering in Beijing University of Technology.

Tai Fan, 42, has served as the Chief Investment Officer of our company since March 2009. Since August 2002, Mr. Fan has served as the vice president of the department of finance at Beijing Super Channel, a subsidiary of TOM Online, and as an executive vice president of TOM Online. Prior to joining TOM Online, Mr. Fan served as the financial controller of Xin De Telecom and was an auditor at KPMG. Mr. Fan graduated in 2003 from the State University of New Jersey, Rutgers with an EMBA and in 1994 from Beijing College of Economics with a bachelor’s degree in Accounting.

Zhen Yang, 49, has served as the President of our Company since January 2010, pursuant to the definitive share purchase agreement we entered into with Dacheng on December 15, 2009. Mr. Yang previously served as the chief executive officer and chairman of Dacheng. Since December 2002, Mr. Yang has served as the executive vice president of NC-Sina, a joint venture of Sina.com and NCsoft Corporation, and as a vice president of Sina.com. Prior to joining Sina.com, Mr. Yang served as the vice president of NetEase from January 2002 to November 2002, the vice president of UBISOFT China from September 1996 to October 2001, the general manager of Topdisk Multimedia (Hangzhou) Ltd. from February 1994 to October 1996 and was a lecturer at Zhejiang University and Nanjing Communications Engineering College. Mr. Yang graduated in 1989 from Zhejiang University with a master’s degree in Communication Systems and in 1984 from South China University of Science and Technology with a bachelor’s degree in Radio Engineering.

There is no family relationship between any of our Directors or senior officers.

As a NASDAQ-listed company, we are required by the NASDAQ Listing Rules to have a majority of the Board of Directors comprised of independent directors. Our Independent Directors currently are Hope Ni, Xiaoxin Chen and Xiaolong Li. Our Independent Directors held executive sessions at which only Independent Directors were present once each quarter of 2013.

Our Memorandum and Articles of Association provide for three classes of Directors, each with three-year terms. Retiring Directors are eligible for re-election. Each of our executive Directors has entered into a service contract with us, while other Directors have not entered into such agreements.

In 2013, each of our Independent Directors who served on three committees received US$30,000 for each year of service. In addition, we granted restricted share units covering 125,000 of our ordinary shares per year to each of our Independent Directors when he or she was appointed. Such restricted share units are vested quarterly in 12 equal tranches as long as such Director is continuing his or her service.

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

Audit Committee

We have established an audit committee in accordance with the NASDAQ Listing Rules, which reviews our internal accounting procedures and considers and reports to the Board of Directors with respect to other auditing and accounting matters, including the selection of an independent registered public accounting firm, the scope of annual audits, fees to be paid to the independent registered public accounting firm and the performance of the independent registered public accounting firm. The committee has a formal written charter that sets forth its duties and powers. The current members of our audit committee are Xiaoxin Chen, Hope Ni and Xiaolong Li, each of whom is an Independent Director. The Board of Directors has determined that each of Mr. Chen and Ms. Ni is an audit committee financial expert within the meaning of the U.S. securities laws. Our audit committee met at least once in each quarter of 2013.

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

Compensation of Directors, Senior Officers and Employees

Our senior officers receive compensation in the form of salaries, annual bonuses and stock options. We have entered into service agreements with each of our senior officers. None of these service agreements provides benefits to our senior officers upon termination. The aggregate remuneration paid and benefits in kind granted to our senior officers for the years ended December 31, 2012 and December 31, 2013 were approximately US$2.2 million and US$1.8 million, respectively. In addition, the aggregate remuneration paid to our Independent Directors was US$125,000 and US$125,000, respectively, in 2012 and 2013.

In 2013, the total amount set aside or accrued by us or our subsidiaries to provide housing, medical and pension benefits, unemployment insurance and staff welfare for employees, including our non-Independent Directors and senior officers, was US$5.2 million.

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

As of December 31, 2013, under the 2002 Plan, we had granted options to purchase an aggregate of 289,250,280 of our ordinary shares, of which options to purchase 156,355,703 ordinary shares have lapsed and 23,936,457 were exercisable at exercise prices ranging from US$0.0025 to US$0.3180 per ordinary share. The exercise prices represent the fair market values of the underlying ordinary shares on the dates the options were granted.

During 2013, under the 2002 Plan, no option was granted, options to purchase 1,515,040 of our ordinary shares lapsed, and options to purchase 8,602,960 of our ordinary shares were exercised. In June 2012, our 2002 Plan expired without being renewed.

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

As of December 31, 2013, under the 2006 Plan, we had granted an aggregate of 224,440,000 restricted share units, of which 46,297,500 have lapsed. We did not grant any restricted share units or options under the 2006 Plan during 2012. The Board of Directors administers the 2006 Plan and has wide discretion in awarding stock options, restricted share units and other forms of equity compensation. Subject to the provisions of the 2006 Plan, the Board of Directors determines who will be granted equity compensation, the type and timing of equity compensation to be granted, the vesting schedule and other terms and conditions of the equity compensation, including the exercise price of the stock options. On December 30, 2005, the Board of Directors, following the recommendation of the compensation committee, approved a resolution authorizing our Chief Executive Officer to grant up to 8,000,000 stock options to non-officer employees without the prior written approval of the compensation committee or the Board.

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

KongZhong Corporation 2013 Equity Incentive Plan

The 2013 Plan was approved by our shareholders at our annual general meeting on December 18, 2013. Pursuant to the 2013 Plan, we reserved a total of 80 million ordinary shares for issuance in respect of share options and restricted share units. As of the date of this annual report on Form 20-F, we have not granted any share options or restricted share units under the 2013 Plan.

The following table sets forth information on stock options and restricted share units that have been granted and are outstanding as of December 31, 2013, pursuant to the 2002 Plan and the 2006 Plan

	Ordinary shares underlying options				Restricted Share Units
	2013 option grants	Pre-2013 option grants	Expiration date	Exercise price per share (US dollars)(1)	2013 grants	Pre-2013 grants		Expiration date
Directors and Senior Officers
Leilei Wang	—	—	—	—	—	—	(2)	Dec 18, 2018
Xiaoxin Chen	—	—	—	—	—	160,000	(3)	Oct. 2, 2021
Hope Ni	—	—	—	—	—	160,000	(4)	Oct. 2, 2021
Xiaolong Li	—	—	—	—	—	—	(5)	—
Jay Chang	—	2,000,000	Oct. 2,2021	0.0950	—	1,000,000	(6)	Oct. 2, 2021
Tai Fan	—	—	—	—	—	3,500,000	(7)	Jul. 9, 2019 to Oct. 2, 2021
Other employees (comprising 100 individuals)	13,320,000	30,936,457	Jun. 30, 2012 Dec. 1, 2023	0.0025 to 0.3180	—	4,850,000		Dec. 18, 2018 to Oct. 2, 2021
Total	13,320,000	32,936,457			—	9,670,000

(1)	The exercise price per share of options granted represents the fair market value of the underlying ordinary shares on the date the options were granted.

(2)	Leilei Wang was granted 48,000,000 restricted share units on December 19, 2008, of which 25% vested on December 19, 2009, and the remaining 75% vested in 12 equal tranches beginning on March 19, 2010 and at the end of each subsequent three-month period. As of December 31, 2013, all 48,000,000 restricted share units were vested.

(3)	Xiaoxin Chen was granted 480,000 restricted share units on September 16, 2008, which vested in 12 equal tranches beginning on December 16, 2008 and at the end of each subsequent three-month period. He was granted an additional 480,000 restricted share units on October 3, 2011, which would vest in 12 equal tranches beginning on January 3, 2012 and at the end of each subsequent three-month period. As of December 31, 2013, 800,000 restricted share units were vested.

(4)	Hope Ni was granted 480,000 restricted share units on February 14, 2007, which vested in 12 equal tranches beginning on May 14, 2007 and at the end of each subsequent three-month period. She was granted an additional 480,000 restricted share units on October 3, 2011, which would vest in 12 equal tranches beginning on January 3, 2012 and at the end of each subsequent three-month period. 800,000 restricted share units were vested.

(5)	As of December 31, 2013, Xiaolong Li had not been granted any restricted share units.

(6)	Jay Chang was granted 32,000,000 restricted share units on February 3, 2009, of which 25% vested on February 3, 2010, and the remaining 75% will vest in 12 equal tranches beginning on May 3, 2010 and at the end of each subsequent three-month period. He was granted an additional 2,000,000 restricted share units and options for 2,000,000 ordinary shares on October 3, 2011, of which 25% vested on October 3, 2012, and the remaining 75% will vest in 12 equal tranches beginning on January 3, 2013 and at the end of each subsequent three-month period. As of December 31, 2013, 33,000,000 restricted share units were vested.

(7)	Tai Fan was granted 12,000,000 restricted share units on July 10, 2009, of which 25% vested on July 10, 2010, and the remaining 75% vested in 12 equal tranches beginning on October 10, 2010 and at the end of each subsequent three-month period. He was granted an additional 12,000,000 restricted share units on June 22, 2010, of which 25% vested on June 22, 2011, and the remaining 75% vested in 12 equal tranches beginning on October 10, 2010 and at the end of each subsequent three-month period. He was granted 4,000,000 restricted share units on October 3, 2011, of which 25% vested on October 3, 2012, and the remaining 75% would vest in 12 equal tranches beginning on January 3, 2013 and at the end of each subsequent three-month period. As of December 31, 2013, 24,500,000 restricted share units were vested.

Stock-based Compensation Expense

We recorded stock-based compensation expenses of US$4.6 million, US$4.5 million and US$1.6 million in 2011, 2012 and 2013, respectively.

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

As of March 31, 2014, the following Directors and officers held beneficial ownership of ordinary shares in our company

Name	Number of shares beneficially owned	Of which, shares underlying equity compensation awards that will vest within 60 days	% of our issued share capital as of March 31, 2014(1)
Leilei Wang	364,920,582	-	19.9
Jay Chang	33,291,000	125,000	1.81
Xiaoxin Chen	840,000	40,000	-	*
Xiaolong Li	-	-	-
Hope Ni	360,000	40,000	-	*
Tai Fan	25,500,000	250,000	1.39

(1)	Adjusted to reflect the issuance of ordinary shares upon full exercise of all outstanding options and restricted share units granted under the 2002 Plan and the 2006 Plan.

*	Less than one percent.

Employees

See “Item 4 — Information on the Company — Employees.”

Item 7.	Major Shareholders and Related Party Transactions

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

The table below sets forth certain information with respect to the beneficial owners of 5% or more of our ordinary shares as of March 31, 2014.

	Shares beneficially owned
Name	Number	Percent
Leilei Wang(1)	364,920,582	19.9%
Nick Yang	131,400,000	7.1%
WarGaming.net LLP(2)	120,000,000	6.5%
IDG-Accel China Growth Fund II L.P.(3)	92,818,000	5.0%
IDG-Accel China Growth Fund II Associates L.P.(3)	92,818,000	5.0%
IDG-Accel China Investors II L.P.(3)	92,818,000	5.0%
IDG-Accel China Growth Fund GP II Associates Ltd.(3)	92,818,000	5.0%
Chi Sing Ho(3)	92,818,000	5.0%
Quan Zhou(3)	92,818,000	5.0%
SF Capital Ltd(4)	159,008,520	8.6%
Shin Fang(4)	159,008,520	8.6%

(1)	As of March 31, 2014, Leilei Wang holds a portion of his ordinary shares in our company through Right Advance Management Ltd. and Chiming Bells International Limited, both of which are British Virgin Islands companies he controls.

(2)	As of March 31, 2014, WarGaming held 120,000,000 of our ordinary shares resulting from the exercise of a warrant to purchase our ordinary shares in May 2013. In addition, we have issued warrants to purchase up to a total of 80,000,000 of our ordinary shares (equivalent to 2 million of our ADSs) to WarGaming in connection with our various licensing arrangements with WarGaming. As of March 31, 2014, none of the warrants relating to these 80,000,000 is immediately exercisable by WarGaming. The managing members of Wargaming are Ockster Financial Corporation, Lunarbell Management Inc., Sandrix Business Inc. and Kloyster Systems Corp. Each of the managing members is a corporation organized under the laws of the British Virgin Islands. Each of the managing members disclaims beneficial ownership of the warrants and the underlying ordinary shares except to the extent of its pecuniary interest.

(3)	As of March 31, 2014, IDG-Accel China Growth Fund II L.P., or IDG Fund LP, is a limited partnership organized under the laws of the Cayman Islands. IDG-Accel China Investors II L.P., or IDG Investors LP, is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Fund LP is IDG-Accel China Growth Fund II Associates L.P., or IDG Associates LP, a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Associates LP is IDG-Accel China Growth Fund GP II Associates Ltd., or IDG GP, a limited liability company incorporated under the laws of the Cayman Islands. The general partner of IDG Investors LP is IDG GP. The directors and executive officers of IDG GP are Chi Sing Ho and Quan Zhou. On March 19, 2012, Chi Sing Ho replaced Patrick J. McGovern as one of the two directors of IDG GP.

(4)	As of March 31, 2014, Shin Fang owns 100% of SF Capital Ltd., a British Virgin Islands company.

None of the major shareholders has voting rights that differ from the voting rights of other shareholders.

As of December 31, 2013, there were 1,834,883,063 ordinary shares issued and outstanding. Citibank, N.A., or Citibank, the depositary under our ADS deposit agreement, has advised us that as of March 31, 2014, 34,373,897 ADSs, representing 1,374,955,880 ordinary shares, were held of record by Cede & Co. and three other registered shareholders. We have no further information as to ordinary shares held or beneficially owned by U.S. persons.

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

Services Provided by Prosten

Leilei Wang, our Chief Executive Officer and the Chairman of our Board of Directors, holds 19.84% of the ordinary shares of Prosten Technology Holdings Limited (“Prosten”) through Right Advance Management Limited (“Right Advance”), a British Virgin Islands company he controls. Prosten and its subsidiary companies engage in the business of providing solutions to companies that provide mobile and search services. In 2011, 2012 and 2013, Prosten provided us with mobile value-added services valued at US$3.8 million, US$1.5 million and US$1.0 million, respectively.

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

The high and low closing prices of our ADSs on NASDAQ since 2009 are as follows:

	Price per ADS (US$)
	High	Low
Annual:
2009	16.00	3.47
2010	13.34	5.29
2011	10.78	3.55
2012	8.15	4.08
2013	14.69	5.56

Quarterly:
First Quarter, 2012	6.15	4.08
Second Quarter, 2012	8.06	4.98
Third Quarter, 2012	8.15	6.44
Fourth Quarter, 2012	6.72	5.34
First Quarter, 2013	6.82	5.56
Second Quarter, 2013	7.07	5.97
Third Quarter, 2013	14.69	6.40
Fourth Quarter, 2013	12.72	7.22
First Quarter, 2014	11.60	7.56

Monthly:
October 2013	12.72	7.92
November 2013	8.27	7.55
December 2013	8.23	7.22
January 2014	9.33	7.56
February 2014	10.39	7.66
March 2014	11.60	9.83
April 2014(through April 14)	11.92	10.22

(1)	Our ADSs commenced trading on the NASDAQ Global Market on July 9, 2004.

Item 10.	Additional Information

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

We believe that we were likely a PFIC in 2012 and certain previous taxable years but that we were likely not a PFIC in 2013. Accordingly, if your holding period in your ADSs begins on or after January 1, 2013, the PFIC rules discussed below will likely not apply to you unless we become a PFIC in a taxable year after 2013 in which you hold your ADSs. However, even if we were not a PFIC in 2013, if you are a U.S. holder and you held your ADSs before January 1, 2013, the PFIC rules discussed below under “— PFIC Rules” will likely continue to apply to you unless you are subject to one of the exceptions set forth below under “— PFIC Rules.” If you held your ADSs before January 1, 2013, you should read the discussion under “— PFIC Rules” below and consult your own tax advisor regarding the application of these rules to your ADSs.

Taxation of Dividends

Under the United States Federal income tax laws, and subject to the PFIC rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States Federal income tax purposes) is subject to United States Federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will not be qualified dividend income for any distribution in any year that we are a PFIC or in the year following a year in which we were a PFIC. Those dividends will be taxable to you at ordinary income tax rates. For all other years, we expect that dividends we pay with respect to the ADSs generally will be qualified dividend income.

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

PFIC Rules

We believe that the ADSs were likely treated as stock of a PFIC for United States Federal income tax purposes in 2012 and certain previous taxable years. We believe that we were not a PFIC for United States Federal income tax purposes in 2013, but this conclusion is a factual determination and is therefore not free from doubt. In addition, the determination as to whether we are a PFIC is made annually and it is therefore possible that we will be a PFIC in our current taxable year or in a future taxable year. Finally, as discussed below, your ADSs may be treated as stock in a PFIC even in taxable years in which we are not a PFIC.

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

As we do not intend to provide certain required information, you will not be able to make a so-called “QEF election” to have us treated as a qualified electing fund.

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

Your ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we are no longer classified as a PFIC in 2013 and subsequent years. We believe that we were likely a PFIC in 2012 and certain previous taxable years but were likely not a PFIC in 2013. Accordingly, if your holding period in your ADSs begins on or after January 1, 2013, the PFIC rules described above will likely not apply to your ADSs unless we become a PFIC in a taxable year after 2013 in which you hold your ADSs. However, even if we were not a PFIC in 2013, if you are a U.S. holder and you held your ADSs before January 1, 2013, your ADSs will likely continue to be treated as stock in a PFIC subject to the rules described above unless, as discussed below, you previously made a mark-to-market election with respect to your ADSs or you make a “deemed sale election” with respect to your ADSs.

If you make a mark-to-market election with respect to your ADSs, you will be treated as having a new holding period in your ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. As discussed above, a mark-to-market election with respect to the ADSs will not apply to any taxable year in which we are not a PFIC. Accordingly, if you made a mark-to-market election with respect to your ADSs and we cease to be a PFIC, you will have a new holding period in your ADSs beginning the first taxable year in which we are not a PFIC, and the PFIC rules described above will no longer apply to your ADSs, unless we again become a PFIC in a later taxable year in which you hold your ADSs. Any mark-to-market election you previously made will apply to a taxable year in which we are classified again as a PFIC.

In addition, even if you did not make a mark-to-market election, you may still cause your ADSs to no longer be treated as stock in a PFIC by making a “deemed sale election” with respect to your ADSs. If you make such an election, you will be treated as having sold your ADSs on the last date of the last taxable year in which we qualified as a PFIC (the “termination date”) for their fair market value, with the special rules described above applying to such sale. For purposes of the PFIC rules only, you will then be treated as having a new holding period starting on the day following the termination date. The deemed sale election must be made on an original or amended return for the taxable year that includes the termination date. If you are a calendar year taxpayer and the last date we were a PFIC was December 31, 2012, the election would be made on an original or amended 2012 income tax return. If the deemed sale election is made on an amended return, it must be made within three years of the original or extended for the filing of an original tax return.

Please consult your tax advisor as to the availability and tax consequences of a mark-to-market election or a deemed sale election.

If you own ADSs during any year that your ADSs are treated as stock in a PFIC, you are generally required to file Internal Revenue Service Form 8621 for each such year, unless your ownership of ADSs satisfies a de minimis test or other exception set forth in recently issued temporary U.S. Treasury regulations.

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

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash and cash equivalents placed with our banks and, to a lesser extent, also relate to held-to-maturity securities and loans to a third party. We have not used any derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. As of December 31, 2013, we had cash and cash equivalents of US$ 123.4 million. A 0.5% increase in the interest rate will result in an estimated increase of approximately US$ 0.6 million in interest income, and a 0.5% reduction in the interest rate will result in an estimated decrease of approximately US$0.6 million in interest income generated each year from our cash and cash equivalents.

However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Currency Risk

While our reporting currency is the U.S. dollar, the majority of our revenues, costs and liabilities are denominated in Renminbi. As of December 31, 2013, about 57.8% of our assets were denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the PBOC introduced a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. Daily fluctuations of the Renminbi against the basket of currencies were limited to 0.3% per day until May 21, 2007, when the floating band was widened to 0.5% per day, according to an announcement by the PBOC. On April 14, 2012, the PBOC again increased the permitted Renminbi fluctuation range to 1.0% per day from the previously adopted fluctuation range of 0.5% per day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. We cannot guarantee that the Renminbi will not be permitted to enter into a full float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. As we receive substantially all of our revenues in Renminbi and a majority of our cash and cash equivalents are denominated in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. As of December 31, 2013, we had cash and cash equivalents in the amount of US$123.4 million. A 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$ 1.0 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$1.0 million in our total amount of cash and cash equivalents.

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

Inflation

From our inception to 2006, the PRC did not experience significant inflation. According to the China Statistical Bureau, the PRC’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.4%, 2.7% and 4.0%, in 2011, 2012 and 2013, respectively. Inflation generally affects us by increasing the cost of our personnel, technology, content and rent. As we intend to meet our future funding needs through cash flow generated from operating activities and the proceeds from our initial public offering, we do not believe inflation will have a material effect on our financing costs.

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

For the period from May 1, 2013 to April 30, 2014, we are entitled to receive from Citibank reimbursement payments totaling US$254,574 for the expenses we incurred that are related to our ADS program, including, but not limited to, our continuing annual stock exchange listing fees and our expenses in connection with investor relationship programs. There are limits on the amount of expenses for which Citibank will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees Citibank collects from investors.

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

No applicable.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2013 based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of KongZhong Corporation

We have audited the internal control over financial reporting of KongZhong Corporation, its subsidiaries and variable interest entities (collectively, the “Company”) as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company, and our report dated April 16, 2014, expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 16, 2014

Item 15A. Audit Committee Financial Expert

Our Board determined that Hope Ni and Xiaoxin Chen, who are our Independent Directors, according to the requirements of the U.S. securities laws and the NASDAQ Listing Rules, are audit committee financial experts within the meaning of the U.S. securities laws. See “Item 6 — Directors and Senior Management and Employees.”

Item 15B. Code of Ethics

We have adopted a code of ethics that applies to all our employees, including our chief executive officer, chief financial officer, president and financial controller. We have filed the code of ethics as an exhibit to this annual report and have posted the text of such code on our Internet website at http://corp.kongzhong.com/aboutus/ethics/.

Item 15C. Principal Accountant Fees and Services

Deloitte Touche Tohmatsu Certified Public Accountants LLP has served as our independent registered public accounting firm for each of the fiscal years ended December 31, 2011, 2012 and 2013, for which audited financial statements appear in this annual report on Form 20-F. The independent registered public accounting firm is elected annually by our shareholders at our annual general meeting. The audit committee will propose to our shareholders at the 2014 annual general meeting that Deloitte Touche Tohmatsu Certified Public Accountants LLP be elected as our auditor for fiscal year 2014.

Audit Fees

The aggregate fees billed in each of 2012 and 2013 for professional services rendered by the independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were US$1.1 million and US$1.1 million, respectively.

Audit-Related Fees

There was no fee billed in either of 2012 and 2013 for assurance and related services rendered by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees.”

Tax Fees

There was no fee billed in either of 2012 and 2013 for professional services relating to tax compliance, tax advice and tax planning rendered by the independent registered public accounting firm.

All Other Fees

There was no fee billed in any of 2011, 2012 and 2013 for products and services provided by the independent registered public accounting firm, other than the services reported above under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees.”

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

Item 15D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 15E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS		Total Number of ADSs Purchased as Part of Publicly Announced Plan (1)	Maximum Number of ADSs that May Yet be Purchased Under the Plan
July 2012	519,056	US$	7.9891	2,353,537	0
August 2012	0		0	0	0
September 2012	0		0	0	0
October 2012	0		0	0	0
November 2012	57,586	US$	5.9217	57,586	4,942,414
December 2012	305,221	US$	5.6110	362,807	4,637,193
January 2013	534,537	US$	6.0735	897,344	4,102,656
February 2013	508,882	US$	6.3480	1,406,226	3,593,774
Match 2013	440,105	US$	6.3424	1,846,331	3,153,669
April 2013	109,034	US$	6.2361	1,955,365	3,044,635
June 2013	0	US$	0	0	0
July 2013	0	US$	0	0	0
November 2013	0	US$	0	0	0
December 2013	0	US$	0	0	0

(1)	A share repurchase program for up to US$15 million and 5,000,000 ADSs was publicly announced on September 30, 2011, under which program we repurchased 2,353,537 ADSs during 2011 and 2012. The program was terminated in July 2012. A second share repurchase program for up to US$20 million and 5,000,000 ADSs was publicly announced on October 26, 2012, under which program we repurchased 1,955,365 ADSs during 2012 and 2013.

Item 15F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 15G. Corporate Governance

Rule 5635(c) of the NASDAQ Rules requires a NASDAQ-listed company to obtain its shareholders’ approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company under certain circumstances. Rule 5615 of the NASDAQ Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. On December 15, 2009, we entered into a share purchase agreement, pursuant to which we agreed to issue a number of our ordinary shares to Dacheng’s shareholders. (See “Item 4 — Information on the Company — Investments and Acquisitions”). Our Cayman Islands counsel, Maples and Calder, provided a letter to NASDAQ, dated January 15, 2010, certifying that under Cayman Islands law, there are no prohibitions on the issuance of securities in connection with the acquisition of the stock or assets of another company without obtaining prior approval from our shareholders. Other than the home country practices described above, we have followed and intend to continue to follow the applicable corporate governance standards under the NASDAQ Rules.

Item 15H. Mine Safety Disclosure

Not applicable.

PART III

Item 16. Financial Statements

We have elected to provide the financial statements and related information specified in Item 18.

Item 17. Financial Statements

See “Index to Consolidated Financial Statements for the Years Ended December 31, 2011,2012 and 2013” for a list of all financial statements filed as part of this annual report.

Item 18. Exhibits

See Exhibit Index beginning on page Exhibit - 1.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  April 16, 2014

KONGZHONG CORPORATION

By:	/s/ Leilei Wang
Name:	Leilei Wang
Title:	Chief Executive Officer

EXHIBITS INDEX

Number	Description of Exhibit
1.1(4)	Amended and Restated Articles of Association, as adopted on September 6, 2005.

1.2(1)	Amended and Restated Memorandum of Association, as adopted on June 11, 2004.

2.1(1)	Specimen of share certificate.

2.2(2)	Form of Deposit Agreement among the registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts thereunder, including the form of American Depositary Receipt.

4.1(1)	Shareholders Agreement.

4.2(1)	English Translation of Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004.

4.3(5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Zhen Huang, Guijun Wang and Yunfan Zhou, dated October 16, 2006.

4.4(1)	English Translation of Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004.

4.5(5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006.

4.6(1)	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.

4.7(1)	English Translation of Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.

4.8(1)	English Translation of Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.

4.9(5)	Exclusive Technical and Consulting Services Agreement between KongZhong China Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2006.

4.10(5)	Capital Contribution Transfer Agreement among Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang, dated October 16, 2006.

4.11(5)	Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.12(5)	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.
4.13(5)	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

Exhibit - 1

Number	Description of Exhibit
4.14(7)	Undertaking by Yunfan Zhou with Linguang Wu, Songlin Yang, Guijun Wang and Zhen Huang, dated October 13, 2008.

4.15(7)	Power of Attorney by Guijun Wang, dated October 13, 2008.

4.16(7)	Power of Attorney by Linguang Wu, dated October 13, 2008.

4.17(7)	Power of Attorney by Songlin Yang, dated October 13, 2008.

4.18(7)	Power of Attorney by Zhen Huang, dated October 13, 2008.

4.19(1)	English Translation of Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.20(5)	Capital Contribution Transfer Agreement among Zhen Huang, Yunfan Zhou and Beijing AirInbox Information Technologies Co., Ltd., dated October 27, 2006.

4.21(4)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Li Yang, Wu Xuelei and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.22(4)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.23(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.24(4)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.25(7)	Undertaking by Yunfan Zhou with Yang Li and Xuelei Wu, dated October 13, 2008.

4.26(7)	Power of Attorney by Xuelei Wu, dated October 13, 2008.

4.27(7)	Power of Attorney by Yang Li, dated October 13, 2008.

4.28(5)	Capital Contribution Transfer Agreement among Linguang Wu, Guijun Wang, Hai Qi and Yang Yang, dated June 29, 2006.

4.29(7)	Capital Contribution Transfer Agreement among Hai Qi, Jingye Sun, Li Ai and Yang Yang, dated September 5, 2008.

4.30(7)	Amendment to Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.31(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Wireless Interactive Network Technologies Co., Ltd., dated February 28, 2005.

Exhibit - 2

Number	Description of Exhibit
4.32(7)	Amendment to Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.33(7)	Amendment to Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.34(7)	Undertaking by Yunfan Zhou with Yang Yang, Jingye Sun and Li Ai, dated October 13, 2008.

4.35(7)	Power of Attorney by Yang Yang, dated October 13, 2008.

4.36(7)	Power of Attorney by Jingye Sun, dated October 13, 2008.

4.37(7)	Power of Attorney by Li Ai, dated October 13, 2008.

4.38(7)	Capital Contribution Transfer Agreement among Shaoying Zhang, Yanli You, Xu Guo and Yang Yang, dated March 27, 2009.

4.39(7)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Xu Guo, Yang Yang and Shanghai Mailifang Communications Ltd., dated April 1, 2009.

4.40(7)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Shanghai Mailifang Communications Ltd., dated April 1, 2009.

4.41(7)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Shanghai Mailifang Communications Ltd., Xu Guo and Yang Yang, dated April 1, 2009.

4.42(7)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Shanghai Mailifang Communications Ltd., Xu Guo and Yang Yang, dated April 1, 2009.

4.43(7)	Power of Attorney by Xu Guo, dated April 1, 2009.

4.44(7)	Power of Attorney by Yang Yang, dated April 1, 2009.

4.45(4)	Share Purchase Agreement among KongZhong Corporation, Wang Gui Jun, Li Yang, Sharp Edge Group Limited, Anjian Xingye Technology (Beijing) Co., Ltd., Beijing Xinrui Network Technology Co., Ltd., the Xinrui Shareholders, Ho Chi Sing, Sun Jing Ye and Ai Li, dated January 26, 2006.

4.46(7)	Undertaking by Yunfan Zhou with Yang Li and Guijun Wang, dated October 13, 2008.

4.47(8)	Option Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd., dated February 8, 2010.

4.48(8)	Exclusive Technical and Consulting Services Agreement between Beijing Xinrui Technology Co., Ltd. and KongZhong China Co., Ltd., dated February 8, 2009.

4.49(8)	Share Pledge Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd.,, dated February 8, 2009.

4.50(8)	Business Operation Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd.,, dated February 8, 2009.

Exhibit - 3

Number	Description of Exhibit
4.51(8)	Power of Attorney by Yang Li, dated February 8, 2009.

4.52(8)	Power of Attorney by Guijun Wang, dated February 8, 2009.

4.53(8)	Equity Transfer Agreement among Tao Jia, Longteng Gao, Jianguang Li and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.54(8)	English Translation of Option Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.55(8)	English Translation of Exclusive Technical Consulting and Services Agreement between Simlife (Beijing) Science Co., Ltd. and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.56(10)	English Translation of Amendment to Exclusive Technical Consulting and Services Agreement between Simlife (Beijing) Science Co., Ltd. and Xiamen Xinreli Technology Co., Ltd., dated April 12, 2012.

4.57(8)	English Translation of Equity Pledge Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia and Junhong Chen, dated June 29, 2009.

4.58(8)	English Translation of Business Operations Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.59(8)	Power of Attorney by Tao Jia, dated June 29, 2010.

4.60(8)	Power of Attorney by Junhong Chen, dated June 29, 2010.

4.61(8)	Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang and Tianshu Wu, dated December 15, 2009.

4.62(8)	First Amendment to the Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang and Tianshu Wu, dated January 13, 2010.

4.63(8)	Second Amendment to the Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang and Tianshu Wu, dated May 13, 2010.

4.64(8)	Share Transfer Agreement among Leilei Wang, Xiaolong Li, Tong Zhang, Tianshu Wu and Shanghai Dacheng Network Technology Co., Ltd., dated May 13, 2010.

4.65(8)	Option Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang,, dated May 13, 2010.

4.66(8)	Exclusive Technical Consulting and Services Agreement between KongZhong China Co., Ltd. and Shanghai Dacheng Network Technology Co., Ltd., dated May 13, 2010.

4.67(8)	Share Pledge Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang, dated May 13, 2010.

4.68(8)	Business Operations Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang, dated May 13, 2010.

Exhibit - 4

Number	Description of Exhibit
4.69(8)	Power of Attorney by Zhen Yang, dated May 13, 2010.

4.70(8)	Confirm Letter by Leilei Wang, dated May 13, 2010.

4.71(7)	English Translation of Technical Service Agreement on MonternetTM WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2008.

4.72(7)	English Translation of Technical Service Agreement on Short Message Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 1, 2008.

4.73(7)	English Translation of Technical Service Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 18, 2008.

4.74(7)	English Translation of Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated November 11, 2008.

4.75(6)	English Translation of Technical Service Agreement between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated September 1, 2007.

4.76(6)	English Translation of Technical Service Agreement between China Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 5, 2007.

4.77(8)	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Beijing Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 1, 2008.

4.78(8)	English Translation of Technical Service Agreement on Monternet Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated April 23, 2009.

4.79(8)	English Translation of Technical Service Agreement on Network-wide Value-added Services SP Cooperation between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2009.

4.80(9)	English Translation of Technical Service Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2010.

4.81(9)	English Translation of Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 1, 2010.

4.82(9)	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Jiangsu Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated September 21, 2009.

4.83(9)	English Translation of Cooperation Agreement on Game Business SP between China Mobile Group Jiangsu Co. Ltd. and Beijing WINT Information Technologies Co., Ltd., dated October 27, 2009.

Exhibit - 5

Number	Description of Exhibit
4.84(9)	English Translation of Technical Service Agreement on Network-wide Value-added Services SP Cooperation between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2010.

4.85(10)	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Jiangsu Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated October 16, 2010.

4.86(10)	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Jiangsu Co. Ltd. and Beijing WINT Information Technologies Co., Ltd., dated October 16, 2010.

4.87(10)	English Translation of Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated August 1, 2011.

4.88(10)	English Translation of Technical Service Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated August 1, 2011.

4.89(7)	Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated March 18, 2009.

4.90(7)	First Amendment to Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated April 9, 2009.

4.91(10)	Share Purchase Agreement by and among KongZhong Corporation, Noumena Innovation (BVI) Ltd., Brilliant International Limited, Noumena Productions Limited, Xin Pang, Chuang Xu, Winged Tiger Limited, Rational Trading (BVI) Limited, Pei-Jen Chang, Michael Tse, Victor Su, Timothy Wang, Alan Young and Steven Hong, dated February 15, 2012.

4.92(10)	English Translation of Asset Transfer Agreement among KongZhong Corporation, Beijing Noumena Innovations Co., Ltd., Pang Xin and Xu Chuang, dated February 10, 2012.

4.93(11)	Form of Warrant to purchase ordinary shares of KongZhong Corporation, issued to Meteor Entertainment, Inc., dated August 2, 2012.

4.94(11)	Registration Rights Agreement by and between KongZhong Corporation and ArenaNet, Inc., dated August 28, 2012.

4.95(11)	Form of Warrant to purchase ordinary shares of KongZhong Corporation, issued to ArenaNet, Inc., dated August 28, 2012.

4.96(11)	Warrant Purchase Agreement among KongZhong Corporation, Fit Run Limited and Nokia Growth Partners II, L.P., dated August 28, 2012.

4.97(6)	Form of Employment Agreement.

4.98(6)	Form of Confidentiality and Non-Compete Agreement.

4.99†	“Licensing Agreement on World of Tanks” between Wargaming.net LLP and Beijing AirInbox Information Technologies Co., Ltd., dated August 26, 2010.

Exhibit - 6

Number	Description of Exhibit
4.100†	First Amendment to Licensing Agreement on “World of Tanks” between Wargaming.net LLP and Beijing AirInbox Information Technologies Co., Ltd., dated May 11, 2012.

4.101	Subscription Agreement for Series A Preferred Shares in Ourgame International Holdings Limited among Ourgame International Holdings Limited, CMC Ace Holdings Limited and KongZhong Corporation, dated January 31, 2014.

4.102	Shareholders Agreement among CMC Ace Holdings Limited, KongZhong Corporation, Ourgame International Holdings Limited, Sonic Force Limited, Blink Milestones Limited, Elite Vessels Limited, Prosper Macrocosm Limited, Iconic Ocean Limited, Golden Liberator Limited, Celestial Radiant Limited, Beijing Globallink Computer Technology Co., Ltd., Beijing Lianzhong Garden Network Technology Co., Ltd. and certain other individuals, dated January 31, 2014.

4.103	Equitable Mortage Over Shares in Ourgame International Holdings Limited among Sonic Force Limited, Elite Vessels Limited, CMC Ace Holdings Limited and KongZhong Corporation, dated January 31, 2014.

4.104	Letter among CMC Ace Holdings Limited, KongZhong Corporation, Ourgame International Holdings Limited, Sonic Force Limited, Blink Milestones Limited, Elite Vessels Limited, Prosper Macrocosm Limited, Iconic Ocean Limited, Golden Liberator Limited, Celestial Radiant Limited, Beijing Globallink Computer Technology Co., Ltd., Beijing Lianzhong Garden Network Technology Co., Ltd. and certain other individuals, dated March 12, 2014.

4.105	Side Letter to the Shareholder Agreement among CMC Ace Holdings Limited, KongZhong Corporation, Ourgame International Holdings Limited, Sonic Force Limited, Blink Milestones Limited, Elite Vessels Limited, Prosper Macrocosm Limited, Iconic Ocean Limited, Golden Liberator Limited, Celestial Radiant Limited, Beijing Globallink Computer Technology Co., Ltd., Beijing Lianzhong Garden Network Technology Co., Ltd. and certain other individuals, dated March 14, 2014.

4.106	English translation of the Cooperation Agreement on All-network Interactive Voice Reponse (IVR) Service between China Mobile Group Jiangsu Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated August 20, 2012.

4.107	English translation of the Cooperation Agreement on All-network Interactive Voice Reponse (IVR) Service between China Mobile Group Jiangsu Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated August 15, 2013.

4.108	English translation of the Cooperation Agreement on All-network Interactive Voice Reponse (IVR) Service between China Mobile Group Jiangsu Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated December 15, 2013.

4.109	English translation of the Cooperation Agreement on Whole Network Value-Added Service SP between China Unicom and Beijing AirInbox Information Technologies Co., Ltd., dated November 1, 2012.

4.110	English translation of the Agreement on Mobile Value-Added Service (Short Message) between Value-Added Service Operation Center of China Telecom Corporation Limited and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2012.

4.111	English translation of the Cooperation Agreement on Mobile Phone Reading Content between China Mobile Group Zhejiang Co., Ltd. and Nanjing Popular Net Books Culture Co., Ltd., dated March 19, 2012.

Exhibit - 7

Number	Description of Exhibit
8.1	List of Significant Subsidiaries and Consolidated Entities.

11.1(3)	Code of Business Conduct and Ethics.

12.1	CEO Certification pursuant to Rule 13a-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a).

13.1	CEO Certification pursuant to Rule 13a-14(b).

13.2	CFO Certification pursuant to Rule 13a-14(b).

23.1	Consent of Commerce & Finance Law Offices.

23.2	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation as filed with the SEC on June 28, 2005 and incorporated herein by reference thereto.

(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 16, 2006 and incorporated herein by reference thereto.

(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 20, 2007 and incorporated herein by reference thereto.

(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 19, 2008 and incorporated herein by reference thereto.

(7)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on April 29, 2009 and incorporated herein by reference thereto.

(8)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 4, 2010 and incorporated herein by reference thereto.

(9)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 27, 2011 and incorporated herein by reference thereto.

(10)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on April 16, 2012 and incorporated herein by reference thereto.

(11)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on April 16, 2013 and incorporated herein by reference thereto.

*	Pursuant to Rule 406T of Regulation S−T, these interactive data file exhibits are not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section.

†	Portions of these exhibits have been omitted pursuant to a request for confidential treatment, and the omitted information has been filed separately with the SEC.

Exhibit - 8

KONGZHONG CORPORATION

Report of Independent Registered Public Accounting
Firm and Consolidated Financial Statements
For the years ended December 31, 2011, 2012 and 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

KONGZHONG CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

KONGZHONG CORPORATION

We have audited the accompanying consolidated balance sheets of KongZhong Corporation, its subsidiaries and variable interest entities (collectively, the "Company") as of December 31, 2012 and 2013 and the related consolidated statements of comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of KongZhong Corporation, its subsidiaries and variable interest entities as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 16, 2014

KONGZHONG CORPORATION

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	As of December 31,
	2012	2013
ASSETS

Current assets
Cash and cash equivalents	$120,694,716	$123,427,729
Term deposits	-	4,448,839
Held-to-maturity securities	17,465,340	51,866,479
Accounts receivables, net of allowance of $5,626 and $342,442 as of December 31, 2012 and 2013	23,699,745	17,230,844
Prepaid expenses and other current assets	4,717,674	7,762,570

Total current assets	166,577,475	204,736,461
Rental deposits	747,491	797,372
Property and equipment, net	3,065,486	5,842,522
Long-term investments	3,999,999	1,999,999
Goodwill	87,551,023	90,266,629
Acquired intangible assets, net	75,069,314	78,726,587
Restricted cash	35,773,340	36,870,739

Total assets	$372,784,128	$419,240,309

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIEs") without recourse to the Company of $42,326,895 and $39,488,204 as of December 31, 2012 and 2013, respectively)	$42,612,324	$39,514,379
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of $9,435,188 and $15,437,141 as of December 31, 2012 and 2013, respectively)	18,276,365	19,224,723
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Company of $3,585,350 and $2,262,223 as of December 31, 2012 and 2013, respectively)	3,784,866	2,262,223
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of $143,740 and $322,714 as of December 31, 2012 and 2013, respectively)	6,556,007	6,369,482

Total current liabilities	$71,229,562	$67,370,807

Commitments and contingencies (Note 28)

Non-current deferred tax liability (including non-current deferred tax liability of the consolidated VIEs without recourse to the Company of $10,498 and $nil as of December 31, 2012 and 2013, respectively)	10,498	-
Long-term liabilities (including long-term liabilities of the consolidated VIEs without recourse to the Company of $18,660,000 and $19,260,000 as of December 31, 2012 and 2013, respectively)	18,660,000	19,260,000

Total liabilities	$89,900,060	$86,630,807

Ordinary shares ($0.0000005 par value; 1,000,000,000,000 shares authorized, 1,678,097,663 and 1,834,883,063 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	832	918
Additional paid-in capital	126,786,049	152,052,241
Warrants	15,566,332	10,419,000
Accumulated other comprehensive income	46,618,263	55,563,102
Statutory reserve	10,572,330	10,723,748
Retained earnings	83,340,262	103,850,493

Total shareholders' equity	282,884,068	332,609,502

Total liabilities and shareholders' equity	$372,784,128	$419,240,309

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In US dollars)

	For the years ended December 31,
	2011	2012	2013

Revenues	$160,008,435	$186,379,708	$179,440,410
Sales tax	(3,827,823)	(5,793,557)	(5,786,615)

Net revenues	156,180,612	180,586,151	173,653,795
Cost of revenues (including impairment on intangible assets of $nil, $nil and $250,553 for 2011, 2012 and 2013, respectively)	(91,930,241)	(103,130,272)	(96,399,886)

Gross profit	64,250,371	77,455,879	77,253,909

Operating expenses
Product development (including share-based compensation expense of $614,780, $468,232 and $305,385 for 2011, 2012 and 2013, respectively)	(15,416,944)	(18,382,383)	(26,401,720)
Selling and marketing (including share-based compensation expense of $121,623, $227,804 and $111,198 for 2011, 2012 and 2013, respectively)	(20,891,615)	(24,586,039)	(26,674,024)
General and administrative (including share-based compensation expense of $3,843,119, $3,768,461 and $1,157,146 for 2011, 2012 and 2013, respectively)	(11,582,200)	(11,629,273)	(8,976,176)
Impairment loss on goodwill	(20,255,242)	-	-
Impairment loss on intangible assets	(3,927)	-	(1,562,386)

Total operating expenses	(68,149,928)	(54,597,695)	(63,614,306)

Change in fair value of contingent consideration
for business acquisition	(3,729,513)	-	-
Government subsidies	319,319	301,359	2,176,449

(Loss) income from operations	(7,309,751)	23,159,543	15,816,052
Interest income	3,569,175	5,231,308	6,763,938
Interest income from loans to third party	1,193,226	453,602	-
Interest expense	(487,763)	(262,758)	(693,282)
Impairment loss on cost method investment	-	-	(2,000,000)
Loss on extinguishment of debt upon prepayment of convertible senior note	(1,567,472)	-	-
Exchange gain	-	387,642	1,487,343
Investment income	85,561	261,473	-

Net (loss) income before income taxes	(4,517,024)	29,230,810	21,374,051
Income taxes expense	(3,137,838)	(3,490,842)	(712,402)

Net (loss) income	$(7,654,862)	$25,739,968	$20,661,649

Net (loss) income per share, basic	$(0.00)	$0.02	$0.01

Net (loss) income per share, diluted	$(0.00)	$0.01	$0.01

Weighted average shares used in calculating basic net (loss) income per share	1,607,110,119	1,661,864,846	1,714,924,612

Weighted average shares used in calculating diluted net (loss) income per share	1,607,110,119	1,721,622,756	1,751,621,340

Net (loss) income	$(7,654,862)	$25,739,968	$20,661,649
Other comprehensive income
Foreign currency translation adjustments	13,871,922	431,986	8,944,839

Comprehensive income	$6,217,060	$26,171,954	$29,606,488

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In US Dollars)

					Accumulated
					other			Total
	Ordinary shares		Additional		comprehensive	Statutory	Retained	shareholders'
	Shares	Amount	paid-in capital	Warrants	income	reserve	earnings	equity

Balance as of January 1, 2011	1,510,906,573	$755	$105,120,495	677,332	$32,314,355	$9,392,790	$66,434,696	$213,940,423
Issuance of ordinary shares
for share-based compensation	47,500,000	24	302,051	-	-	-	-	302,075
Issuance of ordinary shares
for acquisition of business	123,532,570	62	29,220,481	-	-	-	-	29,220,543
Share-based compensation recognized	-	-	4,579,522	-	-	-	-	4,579,522
Repurchase of ordinary shares	(20,000,000)	(12)	(2,748,567)	-	-	-	-	(2,748,579)
Prepayment of convertible senior note	-	-	(5,333,300)	-	-	-	-	(5,333,300)
Provision for statutory reserve	-	-	-	-	-	948,701	(948,701)	-
Other comprehensive income	-	-	-	-	13,871,922	-	-	13,871,922
Net loss	-	-	-	-	-	-	(7,654,862)	(7,654,862)

Balance as of December 31, 2011	1,661,939,143	$829	$131,140,682	$677,332	$46,186,277	$10,341,491	$57,831,133	$246,177,744

Issuance of ordinary shares
for share-based compensation	27,500,000	14	277,295	-	-	-	-	277,309
Issuance of ordinary shares
for acquisition of business	40,000,000	20	4,229,980	-	-	-	-	4,230,000
Share-based compensation recognized	-	-	4,464,497	-	-	-	-	4,464,497
Repurchase of ordinary shares	(74,141,480)	(42)	(14,590,313)	-	-	-	-	(14,590,355)
Conversion of convertible senior note	22,800,000	11	1,263,908	-	-	-	-	1,263,919
Issuance of warrants	-	-	-	14,889,000	-	-	-	14,889,000
Provision for statutory reserve	-	-	-	-	-	230,839	(230,839)	-
Other comprehensive income	-	-	-	-	431,986	-	-	431,986
Net income	-	-	-	-	-	-	25,739,968	25,739,968

Balance as of December 31, 2012	1,678,097,663	$832	$126,786,049	$15,566,332	$46,618,263	$10,572,330	$83,340,262	$282,884,068
Issuance of ordinary shares
for share-based compensation	35,000,000	18	849,020	-	-	-	-	849,038
Share-based compensation recognized	-	-	1,573,729	-	-	-	-	1,573,729
Repurchase of ordinary shares	(78,214,600)	(32)	(10,123,789)	-	-	-	-	(10,123,821)
Warrants exercised	200,000,000	100	32,967,232	(5,147,332)	-	-	-	27,820,000
Provision for statutory reserve	-	-	-	-	-	151,418	(151,418)	-
Other comprehensive income	-	-	-	-	8,944,839	-	-	8,944,839
Net income	-	-	-	-	-	-	20,661,649	20,661,649

Balance as of December 31, 2013	1,834,883,063	$918	$152,052,241	$10,419,000	$55,563,102	$10,723,748	$103,850,493	$332,609,502

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2011	2012	2013

Operating activities:
Net (loss) income	$(7,654,862)	$25,739,968	$20,661,649
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	4,443,449	7,628,005	4,988,007
Loss (gain) on disposal of property and equipment	(37,099)	(6,694)	30,714
Provision of bad debt	222,007	5,626	342,442
Impairment loss on cost method investment	-	-	2,000,000
Impairment loss on goodwill	20,255,242	-	-
Impairment loss on intangible assets	3,927	-	1,812,939
Change in fair value of contingent consideration
for business acquisition	3,729,513	-	-
Share-based compensation	4,579,522	4,464,497	1,573,729
Loss on extinguishment of debt upon prepayment
of convertible senior note	1,567,472	-	-
Amortization of the debt discount	294,543	36,297	-
Imputed interest on long-term liabilities	-	-	600,000
Changes in operating assets and liabilities:
Accounts receivable	2,902,691	(3,757,638)	6,723,022
Prepaid expenses and other current assets	3,748,469	(387,517)	(3,037,894)
Rental deposits	98,928	(233,859)	(29,697)
Trading securities	(8,339,291)	7,602,189	-
Accounts payable	4,780,428	(167,693)	(2,757,184)
Deferred revenue	1,347,963	(266,818)	(1,621,249)
Accrued expenses and other liabilities	760,161	2,551,298	4,513,352
Income tax payable	730,690	3,448,253	(70,320)

Net cash provided by operating activities	33,433,753	46,655,914	35,729,510

Investing activities:
Acquisition of businesses (net of cash acquired $ nil, $586,701
and $nil for 2011, 2012, and 2013, respectively)	-	(8,413,299)	-
Purchase of intangible assets	-	(13,666,768)	(1,565,294)
Long-term investments	-	(3,999,999)	-
Loan to third party	(21,227,812)	-	-
Loan repayment from third party	-	22,190,124	-
Purchase of term deposits	-	-	(20,824,178)
Proceeds from disposal of term deposits	-	-	16,710,813
Purchase of held-to-maturity securities	(17,203,826)	(319,589,646)	(259,536,862)
Proceeds from disposal of held-to-maturity securities	-	319,293,275	226,240,067
Purchase of property and equipment	(1,890,271)	(1,516,362)	(4,969,144)
Proceeds from disposal of property and equipment	37,099	6,694	-
Restricted cash	-	(35,510,803)	-

Net cash used in investing activities	(40,284,810)	(41,206,784)	(43,944,598)

Financing activities:
Deferred payment for acquisition of business	(14,578,427)	-	(3,000,000)
Repurchase of ordinary shares	(2,748,579)	(14,590,355)	(10,123,821)
Proceeds from exercise of employee stock options	302,075	277,309	849,038
Deferred payments for intangible assets	-	-	(6,588,420)
Proceeds from bank borrowing	-	-	9,000,000
Repayment of bank borrowing	-	-	(9,000,000)
Proceeds from exercise of warrants	-	-	27,820,000
Prepayment of convertible senior note	(9,310,000)	-	-

Net cash (used in) provided by financing activities	(26,334,931)	(14,313,046)	8,956,797

Effect of foreign exchange rate changes	5,526,757	47,102	1,991,304

Net (decrease) increase in cash and cash equivalents	(27,659,231)	(8,816,814)	2,733,013
Cash and cash equivalents, beginning of year	157,170,761	129,511,530	120,694,716

Cash and cash equivalents, end of year	$129,511,530	$120,694,716	$123,427,729

Supplemental disclosures of cash flow information
Income taxes paid	$2,561,368	$647,839	$909,496
Interest paid	$358,632	$26,730	$93,282

Non-cash investing and financing activities:
Warrants issued in acquisition of game licenses	-	$14,889,000	-
Consideration payable in connection with business acquisition	-	$5,880,600	$-
Ordinary shares issued for business acquisitions	$29,220,543	$4,230,000	-
Consideration payable in connection with purchase of intangible assets	-	$47,172,547	$4,784,675

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

KongZhong Corporation ("KongZhong") was incorporated under the laws of the Cayman Islands on May 6, 2002. KongZhong and its consolidated entities (collectively, the "Company") provide wireless interactive entertainment, media and community value-added services to customers of the telecommunications operators, mobile games services and internet games services.

As of December 31, 2013, details of the Company's significant majority-owned subsidiaries and VIEs are as follows:

	Incorporation	Shareholder/
	or acquisition	nominee	Legal
Name	date/place	owner	ownership	Principal activities
			%

Subsidiaries:

KongZhong Information	July 2002	KongZhong	100	Providing consulting
Technologies (Beijing) Co.,	People's Republic			and technology services
Ltd. ("KongZhong Beijing")	of China ("PRC")

KongZhong China Co., Ltd.	June 2005	KongZhong	100	Providing consulting
("KongZhong China")	the PRC			and technology services

Simlife (Beijing) Science	June 2009	Simlife	100	Providing consulting
Co., Ltd. ("Simlife Beijing ")	the PRC	International Inc.		and technology services

Success Blueprint Limited	October 2009	KongZhong	100	Providing novel license
("Success Blueprint")	British Virgin Islands			to overseas

Dacheng Holdings Limited	January 2010	KongZhong	100	Providing internet games
("Dacheng Holdings")	Cayman Islands			services

Dacheng Investment	January 2010	KongZhong	100	Providing internet games
(Hong Kong) Limited	Hong Kong			services
("Dacheng Hong Kong")

Noumena Innovation	March 2012	KongZhong	100	Providing smart mobile
(BVI) Ltd. ("Noumena")	British Virgin Islands			games services

Noumena Productions limited	March 2012	Noumena	100	Providing smart mobile
	Hong Kong			games services

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES- continued

	Incorporation	Shareholder/
	or acquisition	nominee	Legal
Name	date/place	owner	ownership	Principal activities
			%

VIEs:

Beijing AirInbox Information	April 2002	Linguang Wu	45	Providing wireless
Technologies Co., Ltd.	the PRC	SonglinYang	42	value-added services
("Beijing AirInbox")		Guijun Wang	10	to mobile phone users
		Zhen Huang	3

Beijing Wireless Interactive	February 2005	Yang Yang	40	Providing wireless
Network Technologies Co., Ltd.	the PRC	Jingye Sun	30	value-added services
("Beijing WINT")		Li Ai	30	to mobile phone users

Beijing Chengxitong	November 2005	Yang Li	90	Providing wireless
Information Technology	the PRC	Xuelei Wu	10	value-added services
Co., Ltd. ("Beijing				to mobile phone users
Chengxitong")

Beijing Xinrui Network	January 2006	Guijun Wang	51	Providing wireless
Technology Co., Ltd.	the PRC	Yang Li	49	value-added services
("Beijing Xinrui")	to mobile phone users

Shanghai Mailifang	March 2009	Xu Guo	90	Mobile games
Communication Co., Ltd.	the PRC	Yang Yang	10	developing services
("Shanghai Mailifang")

Xiamen Xinreli Technology	June 2009	Tao Jia	80	Providing wireless
Co., Ltd. ("Xiamen Simlife")	the PRC	Junhong Chen	20	value-added services
				to mobile phone users

Shanghai Dacheng Network	January 2010	Leilei Wang	59	Providing internet games
Technology Co., Ltd.	the PRC	Zhen Yang	41	services
("Shanghai Dacheng")

Subsidiaries of VIE:

Beijing Boya Wuji	March 2004	Beijing AirInbox	100	Providing internet games
Technologies Co., Ltd.	the PRC	services

Tianjin Mammoth	May 2005	Beijing AirInbox	95	Mobile games
Technologies Co., Ltd.	the PRC	Beijing WINT	5	developing services
("Tianjin Mammoth")

Beijing Shiyuan Leya Culture	July 2008	Beijing Xinrui	100	Providing wireless
Communication Co., Ltd.	the PRC			value-added services to
mobile phone users

Nanjing Net Book Culture	October 2009	Beijing Chengxitong	100	Providing
Co., Ltd.	the PRC			internet novel services

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Incorporation	Shareholder/
	or acquisition	nominee	Legal
Name	date/place	owner	ownership	Principal activities
			%

Beijing Yin'ao Fulai Culture	May 2012	Beijing Xinrui	100	Providing wireless
Development Co., Ltd.,	the PRC			value-added services to
				mobile phone users

Beijing Shangshu Boer Culture	July 2012	Beijing Xinrui	100	Providing wireless
Communication Co., Ltd.,	the PRC			value-added services to
				mobile phone users

Shanghai KongZhong	July 2012	Beijing AirInbox	100	Providing internet games
Brilliant Game Co., Ltd.	the PRC			services

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements- continued

In making the conclusion that the Company is the primary beneficiary of the VIE Companies, the Company believes the Company’s rights under the terms of the exclusive option agreements provide it with a substantive kick out right. More specifically, the Company believes the terms of the exclusive option agreements are valid, binding and enforceable under PRC laws and regulations currently in effect. A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the exclusive option agreements, for which consent of the shareholders of VIE Companies is not required. The Company’s rights under the exclusive option agreements give the Company the power to control the shareholders of VIE Companies and thus the power to direct the activities that most significantly impact the VIE Companies’ economic performance. In addition, the Company’s rights under the powers of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact the VIE Companies' economic performance. The Company also believes that this ability to exercise control ensures that the VIE Companies will continue to execute and renew services agreements and pay service fees to the Company. The technical and consulting services agreements are automatically renewed and may only be terminated at the Company’s sole discretion. The Company has the sole discretion to determine the amounts of the technical and consulting service fees. As a result, the Company believes that it has the rights to receive substantially all of the economic benefits from the VIE Companies.

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements- continued

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

Exclusive option agreement Each of the VIE Companies and their respective shareholders have also entered into an exclusive share option agreement with the respective Foreign Owned Subsidiaries. Pursuant to these agreements, each of the shareholders of the VIE Companies has granted an exclusive option to the Foreign Owned Subsidiaries or their designees to purchase all or part of such shareholder's equity interest in the VIE Companies, at a purchase price equal to the respective capital of the VIE companies or a price required under PRC laws at the time of such purchase.

Equity pledge agreement Each of the shareholders of the VIE Companies has also entered into an equity pledge agreement with the respective Foreign Owned Subsidiaries, pursuant to which these shareholders pledged their respective interests in the VIE Companies to guarantee the performance of such VIE Companies' payment obligations under the respective exclusive technical and consulting services agreements.

•	Agreements that transfer economic benefits to the Foreign Owned Subsidiaries

Exclusive technical and consulting services agreement The Foreign Owned Subsidiaries have entered into exclusive technical and consulting services agreements with the VIE Companies, respectively. Pursuant to these technical and consulting services agreements, the Foreign Owned Subsidiaries provide certain technical and consulting services to the VIE Companies in exchange for service fees. The Foreign Owned Subsidiaries have the sole discretion to determine the amounts of the technical and consulting services fee.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate VIE Companies and their subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over VIE Companies and their subsidiaries and their shareholder, and it may lose the ability to receive economic benefits from VIE Companies and their subsidiaries.

The interests of the shareholders of the VIE Companies may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE Companies not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIE Companies will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of VIE Companies may encounter in their capacity as beneficial owners and directors of VIE Companies, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of VIE Companies will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of VIE Companies should they act to the detriment of the Company. The Company relies on certain current shareholders of VIE Companies, as directors and executive officers of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of VIE Companies, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure- continued

The Company's ability to control the VIE Companies also depends on the powers of attorney the Foreign Owned Subsidiaries have to vote on all matters requiring shareholder approvals in the VIE Companies. As noted above, the Company believes the powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

The following financial statement amounts and balances of KongZhong's VIEs were included in the accompanying consolidated financial statements:

	As of December 31,
	2012	2013

Total current assets	$123,346,361	$140,476,592
Total assets	$217,772,519	$259,746,443

Total current liabilities	$55,491,173	$57,510,282
Total liabilities	$74,161,671	$76,770,282

	For the years ended December 31,
	2011	2012	2013

Gross revenues	$154,828,573	$177,868,368	$174,775,692
Net income	$22,628,312	$28,331,383	$16,439,680

	For the years ended December 31,
	2011	2012	2013

Net cash provided by operating activities	$29,159,789	$43,021,136	$28,830,017
Net cash (used in) investing activities	$(16,777,374)	$(53,172,297)	$(38,188,141)
Net cash (used in) financing activities	$-	$-	$(6,588,420)

The VIEs contributed an aggregate of 96.8%, 95.4% and 97.4% of the consolidated gross revenues for the year ended December 31, 2011, 2012 and 2013, respectively. The Company's operations not conducted through contractual arrangements with the VIEs primarily consist of its smartphone business. As of December 31, 2012 and 2013, the VIEs accounted for an aggregate of 58.4% and 62.0%, respectively, of the consolidated total assets, and 82.5% and 88.6%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, goodwill and intangible assets.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure- continued

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 29 for disclosure of restricted net assets.

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

Term deposits

The balance represents the Company's investments in time deposits with financial institutions with remaining maturities of greater than three months when purchased.

Restricted cash

Restricted cash is related to deposits with financial institutions as guarantees to issue standby letters of credit and is restricted as to withdrawal or usage.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Fair value of acquired assets is discussed in Note 3.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Short-term investments

Short-term investments comprise debt and equity securities, which are classified as held-to-maturity securities. Short-term investments are classified as held-to-maturity securities when the Company has the positive intent and ability to hold the securities to maturity. All of the Company's held-to-maturity securities are classified as current assets on the consolidated balance sheets based on their contractual maturity dates which are less than one year and are stated at their amortized costs.

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

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company's financial statements include impairment of goodwill and other intangible assets, purchase price allocation in business combinations, accruals for revenues, valuation of warrants, valuation allowance for deferred tax assets, and share-based compensation expense. Actual results could differ from those estimates.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Where the consideration in an acquisition the payment of which depends on the achievement of certain specified conditions post-acquisition is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill and indefinite-lived intangible assets

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheets as goodwill. Goodwill is not amortized but is evaluated by the Company at least annually (at December 31) for impairment following a two-step process.

The first step compares the fair value of each reporting unit (operating segment or one level below an operating segment) to its carrying amount, including goodwill. As of December 31, 2012 and 2013, there were three reporting units, wireless value-added services ("WVAS"), mobile games and internet games. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The impairment losses of $20.3 million, $nil and $nil were recorded for the years ended December 31, 2011, 2012 and 2013, respectively (see Note 11).

The Company has determined that the Company's trademarks do not have determinable useful lives. Consequently, the carrying amount of trademarks are not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test consists of a comparison of the fair value of the trademarks with their carrying amount and an impairment loss is recognized if and when the carrying amounts of the trademarks exceed their fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. No impairment of intangible assets with indefinite life was recorded during the years ended December 31, 2011 and 2012 and 2013.

Long-term investments

For investments in investees over which the Company does not have significant influence, the Company carries the investments at cost. The Company reviews the long-term investments for impairment whenever events or circumstances indicate that an other-than-temporary decline has occurred. An impairment loss is recognized in earnings equal to the amount of the investment's carrying amount in excess of its fair value at the assessment date. The fair value of the investment would then become the new cost basis of the investment. Impairment losses of $nil, $nil and $2 million were recorded for the years ended December 31, 2011, 2012 and 2013, respectively (see Note 10).

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition and cost of revenues- continued

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition and cost of revenues- continued

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Allowance for credit losses

The allowance for credit losses related to accounts receivable is maintained at a level considered by management to be adequate to absorb an estimate of probable future losses existing at the balance sheet date. In estimating probable losses, the Company reviews accounts that are past due or in bankruptcy and accounts that may have higher credit risk using information available about the customer. The Company arrives at an estimated loss for specific doubtful accounts. This process is based on estimates, and ultimate losses may differ from those estimates. Receivable balance is written off when the Company determines that the balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance when received. The Company considers an accounts receivable balance past due when payment has not been received within the stated terms. The charges related to allowance for credit losses for the years ended December 31, 2011, 2012 and 2013 were $222,007, $5,626 and $342,442, respectively.

Movement of allowance for credit losses is as follows:

	Balance at	Charged to		Balance at
	beginning of the year	expense	Written-off	end of the year

2011	$-	$222,007	$-	$222,007
2012	$222,007	$5,626	$(222,007)	$5,626
2013	$5,626	$342,442	$(5,626)	$342,442

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

Government subsidies

The Company receives subsidies from the local government authorities as incentives for local area development and technology development. The Company records the government subsidies that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs, as income in the period in which such subsidies are received. The Company received total government subsidies of $319,319, $301,359 and $2,176,449 and recognized such amounts as income for the years ended December 31, 2011, 2012 and 2013, respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of comprehensive income.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statements of comprehensive income.

Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $1,465,272, $5,802,006 and $8,412,925 for the years ended December 31, 2011, 2012 and 2013, respectively, and have been included as part of selling and marketing expenses.

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

Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted net income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of the stock options, nonvested shares and warrants is computed using treasury stock method. The dilutive effect of the convertible senior notes is computed using as-if converted method.

Warrants

Warrants which give the holder the right to exercise the warrant for a share instrument which is not redeemable by the Company are classified as a financial instrument in the consolidated balance sheets. Warrants are measured at fair value at the date of issuance and are not remeasured at subsequent reporting dates.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards adopted

In December 2011, the Financial Accounting Standards Board (" FASB") has issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this guidance did not have a significant effect on the Company's consolidated financial statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted- continued

In July 2013, the FASB issued an Accounting Standard Update ("ASU") which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB's objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows.

To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company does not expect the adoption of this guidance will have a material effect on its consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

3.	ACQUISITION OF NOUMENA

On March 20, 2012, the Company obtained the control over Noumena and certain assets from a related party of Noumena, a developer of cross-platform smart phone mobile game engines. The total consideration was $19.11 million, consisting of cash consideration of $14.88 million and share consideration of $4.23 million. $9 million out of $14.88 million cash consideration was paid and $4.23 million share consideration was settled by issuance of 40 million ordinary shares of KongZhong, equivalent to 1 million American Depositary Shares ("ADSs", each representing 40 ordinary shares) in 2012. $3 million out of $14.88 million cash consideration was paid in 2013. This acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at fair value at the date of acquisition. The acquisition-related cost of $77,783 was recorded as general and administrative expenses as incurred in 2012. The revenues and net income of Noumena in the amounts of $2,946,157 and $2,074,536 respectively were included in the Company's consolidated statement of comprehensive income for the year ended December 31, 2012.

Total consideration estimated at acquisition date:

Cash consideration	$14,880,600
Fair value of ordinary shares issued (determined based on the market closing price of the Company's ADSs at the acquisition date after lock up discount)	4,230,000
Total	$19,110,600

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

3.	ACQUISITION OF NOUMENA - continued

The purchase price was allocated based on the estimated total consideration at the acquisition date as follows:

Tangible assets acquired (including cash of $586,701)	$669,600
Acquired intangible assets
Product technologies	3,487,524
Goodwill	14,953,476
Total	$19,110,600

The goodwill arising from the acquisition of Noumena was allocated to and included in the mobile games segment as of December 31, 2012 and 2013. The useful life of product technologies is 3 years.

Fair value of acquired assets

The Company measured the fair value of the purchased intangible assets using the "cost," "income approach-excess earnings" and "with & without" valuation method. These purchased intangible assets are considered Level 3 assets and liabilities because the Company used unobservable inputs, reflecting the Company's assessment of the assumptions market participants would use in valuing these assets and liabilities.

Pro forma

The following summarized unaudited pro forma results of operations for the year ended December 31, 2011 and 2012 assuming that the acquisition during the period ended December 31, 2012 occurred as of January 1, 2011. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2011, nor is it indicative of future operating results.

	For the years ended
	December 31,
	2011	2012
	(unaudited)	(unaudited)

Revenues	$160,723,554	$186,949,412
Net (loss) income	$(8,227,818)	$26,161,809
(Loss) income per share - basic	$(0.01)	$0.02
(Loss) income per share - diluted	$(0.01)	$0.02

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

4.	HELD-TO-MATURITY SECURITIES

The balance represents the Company's investments in debt securities with original maturities within one year that the Company has positive intent and ability to hold to maturity.

5.	TRADING SECURITIES

The Company from time to time invests in publicly traded equity and debt securities in China's stock market, and accounts for such investments as trading securities. The Company recognized gain related to trading securities of $85,561, $261,473 and $nil in the statements of comprehensive income for the years ended December 31, 2011, 2012 and 2013, respectively.

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

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2012	2013

Prepayment to service providers	$1,990,015	$2,553,524
Employee advances	685,134	1,000,762
Other deposits	1,225,431	1,110,945
Interest receivables	771,849	2,880,612
Other current assets	45,245	216,727
	$4,717,674	$7,762,570

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2012	2013

Computer and transmission equipment	$11,277,560	$15,312,698
Furniture and office equipment	824,806	1,162,452
Motor vehicles	783,060	807,082
Leasehold improvements	2,606,638	2,917,621
Communication equipment	292,188	543,308
Office building	684,305	705,297
	16,468,557	21,448,458
Less: accumulated depreciation	(13,403,071)	(15,605,936)
	$3,065,486	$5,842,522

Depreciation expenses for the years ended December 31, 2011, 2012 and 2013 are $2,165,883, $2,175,564 and $2,202,865 respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

9.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	As of December 31, 2012						As of December 31, 2013
	Gross				Net	Gross				Net
	carrying	Accumulated	Exchange		carrying	carrying	Accumulated	Exchange		carrying	Amortization
	amount	amortization	difference	Impairment	amount	amount	amortization	difference	Impairment	amount	period

Intangible assets not subject to amortization
Trademarks
with indefinite life	$282,182	$-	$507	$-	$282,689	$282,182	$-	$9,179	$-	$291,361	N/A
Intangible assets subject to amortization
Agreements
with Mobile Operator	3,113,746	(3,113,701)	(45)	-	-	3,113,746	(3,113,746)	-	-	-	3 years
Operating platforms	243,974	(215,682)	7	-	28,299	243,974	(240,527)	650	-	4,097	5 years
Service licenses	57,071	(57,071)	-	-	-	57,071	(57,071)	-	-	-	3 years
Contracts with content providers	120,999	(120,999)	-	-	-	120,999	(120,999)	-	-	-	1 year
Non-compete agreement	388,516	(388,516)	-	-	-	388,516	(388,516)	-	-	-	2 years
Self-developed contents	379,089	(379,089)	-	-	-	379,089	(379,089)	-	-	-	2 years
Product technologies	4,966,102	(4,963,168)	(918)	-	2,016	4,966,102	(4,966,102)	-	-	-	3 years
Contracts with service providers	5,713	(5,713)	-	-	-	5,713	(5,713)	-	-	-	1 year
Subscriber list	16,710	(16,710)	-	-	-	16,710	(16,710)	-	-	-	1 year
Trademarks	36,874	(36,874)		-	-	36,874	(36,874)	-	-	-	1 year
Core technologies	8,281,231	(5,210,512)	(1,224)	-	3,069,495	8,281,231	(6,022,186)	84,060	-	2,343,105	5 years
Software	115,150	(8,321)	603	-	107,432	115,150	(40,730)	3,156	-	77,576	5 years
Game licenses	73,952,927	(2,882,332)	498,188	-	71,568,783	80,094,217	(4,206,258)	1,161,598	(1,812,939)	75,236,618	3 years
Employment contract	380,898	(370,030)	(268)	-	10,600	380,898	(380,898)	-	-	-	3 years
Copyright	-	-	-	-	-	813,074	(45,518)	6,274	-	773,830	6 years
Total	$92,341,182	$(17,768,718)	$496,850	$-	$75,069,314	$99,295,546	$(20,020,937)	$1,264,917	(1,812,939)	78,726,587

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

9.	ACQUIRED INTANGIBLE ASSETS, NET- continued

The weighted average amortization period of the intangible assets subject to amortization was three years as of December 31, 2012 and 2013, respectively.

For purposes of recognition and measurement of an impairment loss, each intangible asset is considered the lowest level asset group that generates identifiable independent cash flows. As a result of the unsatisfactory performance for one game and expected cessation for another game in 2013, the carrying amount of these game licenses exceeded the sum of undiscounted future cash flows expected to generate from the use and eventual disposition of such licenses, which were insignificant Accordingly, the Company recognized an impairment loss of $250,553 and $1,562,386 respectively in 2013, which were reported in cost of revenues and impairment loss of intangible assets, respectively. The licenses were included in the internet game segment.

During 2012 and 2013, the Company obtained certain new game licenses from third party game developers. The intangible assets recognized comprise the relevant initial license fee payments, minimum royalty fee payments and value of warrants issued in connection with obtaining these licenses.

The Company recorded intangible assets relating to the game licenses by reference to the fair value of cash installment payments and warrants because the fair value of the game licenses were not readily determinable at the transaction dates. The Company estimated the useful lives of the game licenses to be three years and amortizes such intangible assets from commercial launches of the games over the useful lives. As of December 31, 2013, only certain games had been launched and relevant intangible assets started amortization.

The Company recorded amortization expenses of $2,277,566, $5,452,441, and $2,785,142 for the years ended December 31, 2011, 2012, and 2013, respectively. The amortization expenses for the years ending December 31, 2014, 2015, 2016, 2017, 2018 and thereafter are expected to be $15,527,480, $24,441,349, $25,793,029, $10,771,530, and $1,901,838.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

10.	LONG-TERM INVESTMENTS

(a)	In February 2012, the Company acquired certain preferred shares in U4iA Games Incorporated ("U4iA"), a developer and publisher of a free-to-play, console-quality, browser-based first person shooter game for $2 million in cash. The holder of such preferred shares is entitled to the number of votes equal to the number of share of common stock into which the preferred shares could be converted. The acquired preferred shares would entitle the Company approximately 2.4% of the total voting rights as of the acquisition date if all related shares were converted. As the Company had no significant influence over U4iA, this investment was accounted for using the cost method.

Since the completion of this investment, U4iA has been in a continuous loss-making position and failed to create the type of profit-generating business that was contemplated at the time of the Company's investment. As a result, the Company recorded a full impairment loss of $2 million in the year ended December 31, 2013 since it does not expect any positive cash flows from the investment in U4iA in the future and has no intention to hold this investment for recovery.

(b)	In October 2012, the Company acquired certain preferred shares in Meteor Entertainment Inc., ("Meteor"), a developer and publisher of a free-to-play first person shooter game for $2 million in cash. The holder of such preferred shares is entitled to the number of share of common stock into which the preferred shares could be converted. The acquired preferred shares would entitle the Company approximately 2.5% and 1.2% of the total voting rights as of the acquisition date and as of the end of 2013 after further issuance of shares to other holders, respectively, if all related shares were converted. As the Company had no significant influence over Meteor, this investment was accounted for using the cost method.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

11.	GOODWILL

The change in the carrying amounts of goodwill by reporting unit which is the same as reportable segment is as follows:

	2012				2013
		Mobile	Internet			Mobile	Internet
	WVAS	games	games	Total	WVAS	games	games	Total

Gross amount:
Beginning balance	$43,923,184	$5,267,663	$68,831,261	$118,022,108	$43,929,382	$20,274,048	$68,408,299	$132,611,729
Goodwill recognized in acquisition	-	14,953,476	-	14,953,476	-	-	-	-
Exchange differences	6,198	52,909	(422,962)	(363,855)	106,018	608,682	2,098,524	2,813,224

Ending balance	43,929,382	20,274,048	68,408,299	132,611,729	44,035,400	20,882,730	70,506,823	135,424,953

Accumulated impairment loss:
Beginning balance	(41,878,521)	-	(3,176,478)	(45,054,999)	(41,878,521)	-	(3,182,185)	(45,060,706)
Exchange differences	-	-	(5,707)	(5,707)	-	-	(97,618)	(97,618)

Ending balance	(41,878,521)	-	(3,182,185)	(45,060,706)	(41,878,521)	-	(3,279,803)	(45,158,324)

Goodwill, net	$2,050,861	$20,274,048	$65,226,114	$87,551,023	$2,156,879	$20,882,730	$67,227,020	$90,266,629

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

As of December 31, 2012, the Company performed an annual impairment test on goodwill. The Company estimated the fair values of the reporting units using the income approach valuation methodology. The income approach valuations included cash flow discount rates of 25.0%, 24.0% and 26.0%, and terminal value growth rates of 1%, 1% and 3% for WVAS, mobile games and internet games reporting units, respectively. Based on the results of the goodwill impairment test, the fair value of each reporting unit was more than the respective carrying value. Accordingly, there was no goodwill impairment needed to be recognized for the fiscal year 2012.

As of December 31, 2013, the Company performed an annual impairment test on goodwill. The Company estimated the fair values of the reporting units using the income approach valuation methodology The income approach valuations included cash flow discount rates of 26.0%, 25.0% and 27.0%, and terminal value growth rates of 1%, 3% and 3% for WVAS, mobile games and internet games reporting units, respectively. Based on the results of the goodwill impairment test, the fair value of each reporting unit was more than the respective carrying value. Accordingly, there was no goodwill impairment needed to be recognized for the fiscal year 2013.

During the years ended December 31, 2011, 2012 and 2013, the Company recognized goodwill impairment losses of $20,255,242, $nil and $nil, respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

12.	RESTRICTED CASH

In connection with the requirements of a game license agreement entered into during 2012, a deposit with a carrying amount of $35.8 million and of $36.9 million was placed with a bank as a pledged asset for the issuance of a standby letter of credit in favor of the licensor as of December 31, 2012 and December 31, 2013, respectively. The deposit is restricted as to withdrawal or usage for five years since the issuance of the standby letter of credit in 2012.

13.	ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of December 31,
	2012	2013

Game license fees payable	$27,172,547	$26,280,480
Fees payable to content and channel providers	9,048,431	6,589,293
Royalty fees payable	4,938,395	5,448,409
Others	1,452,951	1,196,197
	$42,612,324	$39,514,379

14.	SHORT-TERM BANK LOAN

In February 2013, the Company entered into a financing agreement with a bank and obtained US dollars loans totaling $9,000,000 for the purpose of share repurchase. The loans were repayable on various dates up to February 2014 and secured by a pledge of RMB deposits equivalent to approximately of $9,900,000. In May 2013, the Company fully settled such US dollars loans. In November 2013, the pledge of RMB deposits was released.

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2012	2013

Accrued welfare benefits	$680,994	$167,290
Accrued payroll and bonus	2,233,130	4,126,279
Advance from customers	1,881,043	1,149,073
Accrued professional service fees	2,500,505	2,351,363
Accrued marketing expense	1,658,828	6,393,334
Other tax payables	3,245,845	2,148,117
Acquisition payable	5,880,600	2,880,600
Others	195,420	8,667
	$18,276,365	$19,224,723

The balance of acquisition payable as of December 31, 2012 and 2013 represented the outstanding consideration in relation to the acquisition of Noumena (see Note 3).

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

16.	INCOME TAXES

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

The Company's subsidiaries, VIEs and VIEs' subsidiaries established in the PRC are subject to income tax rate of 25%, except for the following, according to the PRC Enterprise Income Tax (the "EIT Law"), which adopted a unified income tax rate of 25% for both domestic and foreign enterprises.

In 2011, KongZhong Beijing, Beijing AirInbox, Beijing Xinrui, Tianjin Mammoth renewed their "high and new technology enterprise" ("HNTE") status for additional three years through a simplified application process since their operations continue to qualify for HNTE status after they first obtained such status in 2008. KongZhong China, Beijing Chengxitong and Beijing WINT also renewed their HNTE status in 2012 for additional three years after they first obtained such status in 2009. The HNTE status allows qualifying China-based enterprises to use a 15% tax rate for three years. After the first six years, enterprises will go through a new application process in order to renew their HNTE status. The Company believes it is highly likely that its qualifying entities will continue to obtain the renewal of the HNTE status in the future and has assumed so in calculating deferred tax assets and liabilities.

Xiamen Simlife, Shanghai Dacheng qualified for software enterprise for tax purposes. They were entitled to an exemption from income tax for two years commencing from the first year that presents accumulated earnings under the PRC tax law and entitled to a 50% relief from income tax for the following three years. The preferential tax treatment of Xiamen Simlife started in 2010 and Shanghai Dacheng started in 2011.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

16.	INCOME TAXES - continued

	As of December 31,
	2012	2013

Current deferred tax assets
Accrued expenses	$166,357	$298,992
Less: valuation allowance	(166,357)	(298,992)
Current deferred tax assets, net	$-	$-

Non-current deferred tax assets
Net operating loss carry forwards	65,738	116,765
Less: valuation allowance	(65,738)	(116,765)
Non-current deferred tax assets, net	$-	$-
Deferred tax liabilities
Amortization of intangible assets	$10,498	$-

The Company operates through multiple subsidiaries and VIEs and the valuation allowance is considered on each individual entity basis. A full valuation allowance has been established because the Company believes that either it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the future. The tax losses carried forward as of December 31, 2013 amounted to $4,635,501 and will expire by 2018.

The income taxes expense consists of:

	For the years ended December 31,
	2011	2012	2013

Current	$3,326,277	$3,558,263	$722,971
Deferred	(188,439)	(67,421)	(10,569)
Total	$3,137,838	$3,490,842	$712,402

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

16.	INCOME TAXES - continued

A reconciliation between the statutory PRC enterprise income tax rate and the Company's effective tax rate is as follows:

	For the years ended December 31,
	2011	2012	2013
	%	%	%

Applicable rate for reconciliation purpose (note)	(25)	25	25
Effect of tax holiday granted to PRC entities	(50.7)	(7.6)	(6.5)
Effect on tax rates in different tax jurisdiction	(23.7)	12.5	(2.3)
Tax effect of expenses that are not deductible in determining taxable profit (note)	(6.7)	3.1	1.1
Tax effect of allowable special deduction in determining taxable profit (note)	36.1	(20.5)	(14.9)
Change in valuation allowance	0.5	(0.6)	0.9
Effective tax rate for the year	(69.5)	11.9	3.3

Note:	The domestic tax rate in the jurisdiction where the operation of the Company is substantially based is used. Expenses that are not deductible included accrued salary and accrued bonus which exceeded the upper limit of deduction under the EIT Law. Special deduction is an extra 50% deduction allowable under the EIT Law in respect of qualifying product development expense incurred.

If the tax holidays granted to the relevant subsidiaries and VIEs were not available, the impact on income tax provision and earnings per share amounts would be as follows:

	For the years ended December 31,
	2011	2012	2013

Increase in income tax expense	$2,290,131	$2,207,096	$1,399,105
Impact on net income (loss) per ordinary share-basic	$0.00	$0.00	$0.00
Impact on net income (loss) per ordinary share-diluted	$0.00	$0.00	$0.00

The Company did not identify any significant unrecognized tax benefits or incur any interest or penalties related to potential underpaid income tax expenses for each of the three years ended December 31, 2013. The Company does not expect to have a significant increase or decrease on unrecognized tax benefits within 12 months from December 31, 2013.

Under EIT Law, a "resident enterprise" which may include an enterprise established outside of the PRC with management located in the PRC, will be subject to the PRC income tax. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

16.	INCOME TAXES - continued

Aggregate undistributed earnings of the Company's VIEs and its VIEs' subsidiaries located in the PRC that are available for distribution to the Company of approximately $171,394,598 at December 31, 2013 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distribution made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

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

17.	LONG-TERM LIABILITIES

In connection with the acquisition of the intangible assets relating to a game license in 2012, the Company was required to make certain cash payments by installment. The total cash installment payments amounted to $55,000,000 with a present value of $53,460,269 on the acquisition date. The Company has recorded the outstanding current and noncurrent payment liabilities of $20,000,000 and $19,260,000 under accounts payable and long-term liabilities, respectively as of December 31, 2013.

18.	CONVERTIBLE SENIOR NOTE

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

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

Interest expense on the convertible senior note has been recorded at the effective rate of 31.85% after prepayment comparing to previous effective interest rate of 37.01%. Interest expense recognized related to the convertible senior note was as follows:

	For the years ended December 31,
	2011	2012

Interest expense at coupon rate	$193,220	$26,730
Amortization of debt discount	294,543	36,297
Total interest expense recognized	$487,763	$63,027

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

19.	SHARE REPURCHASE

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

On October 26, 2012, the Board of Directors authorized to purchase the ADSs on the open market (the "2012 Purchase Plan"). The aggregate value of ADSs to be purchased under the 2012 Purchase Plan shall not exceed $20,000,000, and the number of ADSs to be purchased shall not exceed 5,000,000 ADSs. During 2012, the Company repurchased 362,807 ADSs for a total consideration of $2,071,731. During 2013, the Company repurchased 1,592,558 ADSs for a total consideration of $10,123,821. All such ADSs repurchased by the Company in 2012 and 2013 under the 2012 Purchase Plan were cancelled during 2013.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

20.	EMPLOYEE EQUITY INCENTIVE PLAN

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

As of December 31, 2013, options to purchase 46,256,457 shares of ordinary shares were outstanding, and options to purchase 4,105,423 ordinary shares were available for future grant.

The Company's 2006 Equity Incentive Plan ("2006 Plan") allows the Company to offer a variety of incentive awards to employees, consultants or advisors of the Company. 40,000,000 nonvested ordinary shares are authorized under the 2006 Plan. In December 2008, the shareholders authorized additional 140,000,000 nonvested ordinary shares under the 2006 Plan.

As of December 31, 2013, 9,670,000 shares were outstanding and 1,857,500 shares were available for future grant. The majority of nonvested shares will vest over four years where 25% of the nonvested shares will vest at the end of the first year, and 6.25% will vest quarterly from the second year through the fourth year.

The Company's 2013 Equity Incentive Plan ("2013 Plan") allows the Company to offer a variety of incentive awards to officers, other employees, prospective employees, directors, consultants and advisors of the Company. The total number of ordinary shares that may be transferred pursuant to the incentive awards granted under the 2013 Plan shall not exceed 80,000,000 ordinary shares. No incentive awards have been granted under the 2013 Plan since its adoption by the Company in 2013.

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

20.	EMPLOYEE EQUITY INCENTIVE PLAN- continued

Stock options

A summary of the stock option activities is as follows:

	Outstanding options
		Weighted	Weighted average
	Number of	average	grant-date
	options	exercise price	fair value

Options outstanding at January 1, 2011	42,486,780	$0.07	$0.05
Granted	19,800,000	$0.10	$0.10
Forfeited	(5,034,283)	$0.09	$0.05
Exercised	(6,566,880)	$0.05	$0.03
Options outstanding at December 31, 2011	50,685,617	$0.10	$0.07
Forfeited	(2,921,040)	$0.11	$0.08
Exercised	(4,710,120)	$0.06	$0.03
Options outstanding at December 31, 2012	43,054,457	$0.10	$0.08
Granted	13,320,000	$0.21	$0.06
Forfeited	(1,515,040)	$0.12	$0.08
Exercised	(8,602,960)	$0.10	$0.06
Options outstanding at December 31, 2013	46,256,457	$0.10	$0.12

There were no options granted during the year ended December 31, 2012.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period.

Option grants	2011	2012	2013

Weighted average risk-free interest rate	0.46%	N/A	0.60%
Weighted average expected option life	2.75 years	N/A	2.75 years
Weighted average volatility rate	62%	N/A	54.36%
Weighted average dividend yield	-	-	-

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected life of the options.

(2)	Expected life

The expected life was estimated based on historical and other economic data trended into the future.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

20.	EMPLOYEE EQUITY INCENTIVE PLAN - continued

Stock options- continued

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

The weighted average per share fair value of options granted in each year was as follows:

	For the years
	ended December 31
	2011	2012	2013

Stock options	$0.1	N/A	$0.26

The total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 was $377,622, $212,849 and $31,708 respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

20.	EMPLOYEE EQUITY INCENTIVE PLAN - continued

Stock options- continued

The following table summarizes information with respect to stock options outstanding at December 31, 2013:

	Options outstanding				Options exercisable
		Weighted	Weighted			Weighted	Weighted
		average	average	Aggregate		average	average	Aggregate
	Number	exercise	remaining	intrinsic	Number	exercise	remaining	intrinsic
	outstanding	price	contractual life	value	exercisable	price	contractual life	value

Average exercise price
$0.07	7,655,857	-	-	$844,058	7,655,857	-	-	$844,058
$0.09	1,600,000	-	-	149,200	1,600,000	-	-	149,200
$0.10	14,195,560	-	-	1,213,720	6,695,560	-	-	572,470
$0.12	2,000,000	-	-	122,000	1,000,000	-	-	61,000
$0.13	4,352,520	-	-	238,876	4,352,520	-	-	238,876
$0.15	3,132,520	-	-	93,192	2,632,520	-	-	78,317
$0.19	11,320,000	-	-	-	-	-	-	-
$0.32	2,000,000	-	-	-	-	-	-	-
Total	46,256,457	$0.10	6.58 year	$2,661,046	23,936,457	$0.10	5.78 years	$1,943,921

The number of the options expected to vest was 22,320,000 with a weighted-average exercise price of $0.17 and the weighted-average remaining contractual term of 9.00 years. The aggregate intrinsic value of the option expected to vest was $717,125 as of December 31, 2013.

Nonvested shares

A summary of the nonvested share activities is as follows:

	Number of	Weight average
	nonvested	grant-date
	shares outstanding	fair value

Nonvested shares outstanding at January 1, 2011	77,593,333	$0.13
Granted	16,160,000	$0.10
Forfeited	(1,975,000)	$0.09
Vested	(35,303,333)	$0.12
Nonvested shares outstanding at December 31, 2011	56,475,000	$0.12
Vested	(33,920,000)	$0.12
Nonvested shares outstanding at December 31, 2012	22,555,000	$0.13
Vested	(12,885,000)	$0.15
Nonvested shares outstanding at December 31, 2013	9,670,000	$0.11

There were no nonvested shares granted or forfeited during the years ended December 31, 2012 and 2013.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

20.	EMPLOYEE EQUITY INCENTIVE PLAN - continued

Nonvested shares- continued

The total intrinsic value of shares vested in the year of 2011, 2012 and 2013 was $3,653,895, $4,647,040 and $2,325,743, respectively.

The following table summarizes information with respect to nonvested shares outstanding at December 31, 2013:

	Nonvested
	share outstanding
		Aggregate
	Number	intrinsic
	outstanding	value

Grant date
June 22, 2010	1,750,000	$315,875
October 3, 2011	7,920,000	1,429,560
Total	9,670,000	$1,745,435

The Company recorded share-based compensation expenses of $4,579,522, $4,464,497 and $1,573,729 for the years ended December 31, 2011, 2012 and 2013, respectively. The amount of stock-based compensation currently estimated to be expensed from 2014 through 2016 related to unvested share-based payment awards at December 31, 2013 is $1,861,232. This amount will be recognized as presented in the following table.

Year

2014	$848,267
2015	436,148
2016	576,817
Total	$1,861,232

That cost is expected to be recognized over a weighted average period of 2.02 years. To the extent the actual forfeiture rate is different from the Company's original estimate, share-based compensation related to these awards may require to be adjusted.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

21.	WARRANTS

In March 2009, the Company issued to NGP, a warrant to purchase up to 80 million of ordinary shares with a purchase price $0.125 per share, which is to be expired in five years after the issuance. In August 2012, NGP transferred 50% of its original warrant in the form of a warrant to purchase up to 40 million of ordinary shares of the Company, exercisable prior to March 18, 2014, to Fit Run Limited. In exchange for the original warrant, the Company issued a new warrant to NGP to purchase up to 40 million of ordinary shares, exercisable prior to March 18, 2014. During 2013, warrants to purchase 80 million of ordinary shares were exercised by NGP and Fit Run limited and cash proceeds of $10,000,000 was received by the Company. The exercise of the warrants and the corresponding issuance of the ordinary share were recorded in equity.

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

The following table sets forth information regarding the warrants issued during 2012:

		No. of
		underlying	Price per	Fair value	Exercisable	Total
	Issue date	shares	share	per warrant	period	fair value

Tranch 1	May 11, 2012	120,000,000	$0.1485	$0.0372	One year from May 11, 2012	$4,470,000

Tranch 2	May 11, 2012	40,000,000	0.1485	0.0681	Three years fromcommercial launch	2,723,000

Tranch 3	May 11, 2012	40,000,000	0.1485	0.0837	Three years from commercial launch	3,346,000

Tranch 4	August 2, 2012	40,000,000	0.1985	0.0537	One year fromcommercial launch	2,148,000

Tranch 5	August 28, 2012	40,000,000	$0.1750	$0.0550	One year from commercial launch	2,202,000
Total		280,000,000				$14,889,000

The fair value of the warrants issued during 2012 was determined by the Company using Binomial Option Pricing Model with the following assumptions:

	Tranch 1	Tranch 2	Tranch 3	Tranch 4	Tranch 5

Risk-fee rate of return	0.952%	1.674%	1.916%	1.185%	1.186%
Expected remaining contractual lives of the warrants	1 year	4 years	5 years	1.8 years	2.1 years
Volatility	63.2%	58.5%	66.6%	56.6%	54.5%
Expected dividend yield	-	-	-	-	-

Exercisable multiple was not considered by the Company in the valuation since it was assumed that the warrant holders have no incentive to exercise the warrants before maturity as the Company does not pay dividends, and theoretically, holders of call options are better off to hold the warrants until maturity. During 2013, warrants to purchase 120 million of ordinary shares were exercised by the holder and cash proceeds of $17,800,000 was received by the Company. The exercise of the warrants and the corresponding issuance of ordinary shares were recorded in equity. As of December 31, 2013, the warrants for the purchases of up to 160 million ordinary shares of the Company remained outstanding.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

22.	SEGMENT AND GEOGRAPHIC INFORMATION

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

	For the years ended December 31,
	2011	2012	2013

Revenues
WVAS	$80,265,942	$77,765,502	$63,922,188
Mobile games	40,850,452	21,190,283	17,069,010
Internet games	38,892,041	87,423,923	98,449,212
	160,008,435	186,379,708	179,440,410
Sales tax
WVAS	(1,390,901)	(1,053,179)	(968,969)
Mobile games	(621,069)	(219,306)	(160,728)
Internet games	(1,815,853)	(4,521,072)	(4,656,918)
	(3,827,823)	(5,793,557)	(5,786,615)
Cost of revenues
WVAS	(50,758,629)	(52,655,523)	(43,085,208)
Mobile games	(25,247,963)	(10,934,999)	(7,780,237)
Internet games	(15,923,649)	(39,539,750)	(45,534,441)
	(91,930,241)	(103,130,272)	(96,399,886)
Gross profit
WVAS	28,116,412	24,056,800	19,868,011
Mobile games	14,981,420	10,035,978	9,128,045
Internet games	21,152,539	43,363,101	48,257,853
	64,250,371	77,455,879	77,253,909
Operating expenses
Product development	(15,416,944)	(18,382,383)	(26,401,720)
Selling and marketing	(20,891,615)	(24,586,039)	(26,674,024)
General and administrative	(11,582,200)	(11,629,273)	(8,976,176)
Impairment loss on goodwill and intangible assets	(20,259,169)	-	(1,562,386)
Total operating expenses	(68,149,928)	(54,597,695)	(63,614,306)
Changes in fair value of contingent
consideration for business acquisition	$(3,729,513)	$-	$-
Government subsidies	$319,319	$301,359	$2,176,449
(Loss) income from operations	$(7,309,751)	$23,159,543	$15,816,052

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

22.	SEGMENT AND GEOGRAPHIC INFORMATION

Service lines of WVAS

The WVAS include services delivered through the 2.5G mobile networks, which comprise Wireless Application Protocol ("WAP") services and Multimedia Messaging Services ("MMS"), and services delivered through 2G technology platforms, which comprise Short Messaging Services ("SMS"), Interactive Voice Response services ("IVR"), and Color Ring Back Tones ("CRBT"). Revenues of WVAS by service line for the years ended December 31, 2011, 2012 and 2013 are as follows:

	For the years ended December 31,
	2011	2012	2013

WVAS
2.5 Generation
- WAP	$2,355,376	$2,688,051	$719,897
- MMS	6,573,187	3,392,146	1,113,005
	8,928,563	6,080,197	1,832,902
2 Generation
- SMS	$37,096,542	$39,178,143	$32,334,591
- IVR	12,661,930	13,437,961	14,884,236
- CRBT and others	21,578,907	19,069,201	14,870,459
	71,337,379	71,685,305	62,089,286
	$80,265,942	$77,765,502	$63,922,188

Service lines of mobile games

The mobile games revenues are derived from feature phone revenues and smart phone revenues. Revenues of mobile games by service line for the years ended December 31, 2011, 2012 and 2013 are as follows:

	For the years ended December 31,
	2011	2012	2013

Mobile games
- Feature phone	$40,850,452	$15,613,441	$10,232,105
- Smart phone	-	5,576,842	6,836,905
	$40,850,452	$21,190,283	$17,069,010

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

22.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Service lines of internet games

The internet games revenues are derived from online game operation revenues and licensing revenues including royalties. Revenues of internet games by service line for the years ended December 31, 2011, 2012 and 2013 are as follows:

	For the years ended December 31,
	2011	2012	2013

Internet games
Online game operation	$33,337,889	$82,197,478	$95,965,162
Licensing arrangement	5,554,152	5,226,445	2,484,050
	$38,892,041	$87,423,923	$98,449,212

Geographical information

The Company's operations are mainly located in its country of domicile (i.e. the PRC) and to a lesser extent, overseas. The Company's revenues by geographic areas (based on location of the other signing party of the revenue contract) are detailed below:

	For the years ended December 31,
	2011	2012	2013

PRC	$154,455,308	$176,466,462	$173,539,400
Asia-pacific	4,502,636	3,702,017	913,465
Europe and America	1,050,491	6,211,229	4,987,545
	$160,008,435	$186,379,708	$179,440,410

The Company's long-lived assets as of December 31, 2012 and 2013 were all located in the PRC.

23.	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Company measured its financial assets and liabilities including cash equivalents, and game license payment liabilities at fair value on a recurring basis as of December 31, 2012 and 2013.

Cash equivalents included time deposits that can been withdrawn at any time and are stated at fair value. The Company classified such financial assets as investments with Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

23.	FAIR VALUE MEASUREMENTS - continued

Measured on recurring basis - continued

The Company did not have Level 2 investments as of December 31, 2012 and 2013.

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

The following table shows the fair value of the Company's financial assets and liabilities measured at recurring basis as of December 31, 2012 and 2013:

	As of December 31, 2012				As of December 31, 2013
	Fair Value Measurements at the Reporting Date Using				Fair Value Measurements at the Reporting Date Using
	Quoted prices in	Significant			Quoted prices in	Significant
	active markets	other	Significant		active markets	other	Significant
	for identical	observable	unobservable		for identical	observable	unobservable
	instruments	inputs	inputs	Total	instruments	inputs	inputs	Total
	(level 1)	(level 2)	(level 3)	balance	(level 1)	(level 2)	(level 3)	balance

Time deposits	$47,355,121	$-	$-	$47,355,121	$72,520,957	$-	$-	$72,520,957
Game license payment liabilities	-	-	43,660,000	43,660,000	-	-	39,260,000	39,260,000
Total	$47,355,121	$-	$43,660,000	$91,015,121	$72,520,957	$-	$39,260,000	$111,780,957

Measured on nonrecurring basis

The Company measured the fair value of the purchased intangible using the “cost,” “income approach-excess earnings” or “with & without” valuation methods. In addition, the Company measured the fair value of intangible assets using income approach method based on which to recognize the impairment loss in 2013. These intangible assets are considered Level 3 assets because the Company used unobservable inputs, such as forecast financial performance of the acquired businesses or assets and discount rates to determine the fair value of these purchased assets.

Goodwill and cost method investments are measured at fair value on a nonrecurring basis when impairment is recognized.

The Company measured the fair value of cost method investment in U4iA using income approach method based on which to recognize the impairment loss in 2013. The cost method investment in U4iA is considered as Level 3 assets because the Company used unobservable inputs, such as forecast financial performance and future cash flow to determine the fair value of the cost method investment.

Warrants and intangible assets purchased with issued warrants as consideration are measured at fair value on a nonrecurring basis on the transaction date (see Note 21).

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

24.	NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share:

	For the years ended December 31,
	2011	2012	2013

Net (loss) income (numerator), basic and diluted	$(7,654,862)	$25,739,968	$20,661,649

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net (loss) income per share	1,607,110,119	1,661,864,846	1,714,924,612
Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed conversions of stock options, nonvested shares and warrants using the treasury stock method	-	59,757,910	36,696,728

Total weighted average shares used in computing diluted net (loss) income per share	1,607,110,119	1,721,622,756	1,751,621,340
Net (loss) income per share, basic	$(0.00)	$0.02	$0.01
Net (loss) income per share, diluted	$(0.00)	$0.01	$0.01

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

The dilutive effect of the convertible senior note in 2011 was calculated using if-converted method. Under the if-convertible method, the interest less income tax effects applicable to the convertible senior note is added back to the numerator. The convertible senior note is assumed to have been converted at the beginning of the period.

For the years ended December 31, 2011, 2012 and 2013, the Company had the following securities outstanding which could potentially dilute basic net (loss) income per share in the future, but were excluded from the computation of diluted net (loss) income per share in 2011, 2012 and 2013 as their effects would have been antidilutive:

	For the years ended December 31,
	2011	2012	2013

Options, nonvested shares and warrants	187,160,617	285,312,520	11,320,000
Convertible senior note	22,800,000	-	-

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

25.	CONCENTRATIONS

(a)	Dependence on Mobile Operator

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

The following table shows the revenues and percentage of total revenues derived from those operators for the years ended December 31, 2011, 2012 and 2013:

	For the years ended December 31,
	2011	2012	2013

Percentage of Total Revenues

Revenues collected through operators
China Mobile	62%	36%	30%
China Unicom	7%	7%	5%
China Telecom	5%	6%	6%
WVAS revenues collected through operators
China Mobile	37%	28%	24%
China Unicom	7%	7%	5%
China Telecom	5%	6%	6%
Mobile games revenues collected
through operators
China Mobile	25%	8%	6%
China Unicom	-	-	-
China Telecom	-	-	-

Net accounts receivable from the operators as of December 31, 2012 and 2013 were as follows:

	Percentage of
	accounts receivable
	as of December 31,
	2012	2013

China Mobile	52%	63%
China Unicom	7%	9%
China Telecom	15%	9%

Other than disclosed above, there was no customer with 10% or more of total accounts receivable.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

25.	CONCENTRATIONS - continued

(b)	Internet games revenue

The Company derived the majority of internet game revenue from a game which accounted for approximately 17%, 41% and 52% of total revenues in 2011, 2012 and 2013, respectively.

(c)	Credit risk

In WVAS and mobile games services, the Company depends on the billing system of the Mobile Operator to charge the mobile phone users and collect payments from them. The Company generally does not require collateral for its accounts receivable and has not experienced any significant credit losses for any periods presented.

26.	PRC CONTRIBUTION PLAN AND PROFIT APPROPRIATION

The employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company accrue these benefits based on certain percentages of the employees' salaries. The total provision for such employee benefit was$3,635,872, $3,480,839 and $5,135,732 for the years ended December 31, 2011, 2012 and 2013, respectively.

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

As of December 31, 2012 and 2013, the total statutory reserve amounted to $10,572,330 and $10,723,748, respectively.

27.	RELATED PARTY TRANSACTIONS

Leilei Wang indirectly owns more than 10% of Prosten Technology Holdings Limited ("Prosten"). Prosten and its subsidiaries engage in the business of providing solutions to companies that provide mobile and search services. In 2011, 2012 and 2013, Prosten and its subsidiaries provided the Company mobile value-added services valued at $3.8 million, $1.5 million and $1.0 million, respectively. The accounts payable to Prosten and its subsidiaries as of December 31, 2012 and 2013 were $223,713 and $73,216 respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

28.	COMMITMENT AND CONTINGENCY

(a)	Operating lease as lessee

The Company leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2011, 2012 and 2013 were $2,087,203, $2,424,259 and $3,449,577, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Year ending

2014	$2,834,637
2015	1,264,563
2016	404,864
2017	46,584

(b)	Purchase obligations

The Company entered into a series of agreements with content providers to develop WVAS, mobile games and internet games. The future minimum purchase obligations payments under non-cancelable purchase agreements are approximately as follows:

Year ending

2014	$14,785,011
2015	655,770
2016	78,465
2017	27,924
2018 and thereafter	3,795

(c)	Sales tax

The subsidiaries and VIEs incorporated in the PRC are subject to the sales tax at rates of 3% to 5% on PRC taxable revenues, as defined by the related tax rules and regulations. When determining the PRC taxable revenues for sales tax purpose, the subsidiaries and VIEs adopted a "net" basis, i.e. deducting profit sharing with content providers from revenues. However, as the deductible items for sales tax purposes are not clearly defined, the Company would be subject to additional sales tax if the net basis used by the Company was determined inappropriate for the computation of sales tax. Additional business tax amounting to $4,566,562 could arise had the gross revenue been used for sales tax calculations as of December 31, 2013.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In US dollars)

29.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the Company's PRC subsidiaries and VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to KongZhong in the form of loans, advances or cash dividends. The balance of restricted net assets were $76,482,066 and $77,426,504, of which $48,996,677 and $49,357,157 was attributed to the paid in capital, additional paid in capital and statutory reserves of the VIEs and $27,485,389 and $28,069,347 were attributed to the paid in capital, additional paid in capital and statutory reserves of the Company's PRC subsidiaries, as of December 31, 2012 and 2013, respectively. The PRC subsidiaries’ accumulated profits may be distributed as dividends to KongZhong without the consent of a third party. The VIEs' revenues and accumulated profits may be transferred to KongZhong through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

30.	SUBSEQUENT EVENT

In January 2014, the Company entered into agreements to acquire a minority interest in Ourgame International Holdings Limited (“Ourgame” also known as “LianZhong”) for a total consideration of RMB100 million in cash (equivalent to approximately $16.4 million at the exchange rate on the dates of the agreements). The investment represents 28.6 million series A Preferred Shares which accounts for 10% equity interest in Ourgame. The investment is to enhance the Company's platform offerings to the browser-based and mobile games market. As the Company has no significant influence over Ourgame, this investment will be recorded as a cost method investment.

