Form 20-F
period 2014-12-31
KONGZHONG CORP
filed 2015-04-16
CIK 1285137

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

As of December 31, 2014, 1,882,073,063 ordinary shares, par value US$0.0000005 per share, were issued and outstanding.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other ☐

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such forward-looking statements include, without limitation, statements that are not historical facts relating to:

•	our ability to successfully execute our business strategies and plans;

•	our financial performance and business operations;

•	our development and capital expenditure plans;

•	the expected benefit and future prospects of our strategic alliances and acquisitions, and our ability to cooperate with our alliance partners or integrate acquired businesses;

•	our ability to anticipate and launch games that respond to changing consumer tastes and preferences and predict trends in the Internet and mobile games market in the People’s Republic of China, or the PRC;

•	our ability to license quality Internet and mobile games from the PRC and overseas Internet and mobile game developers that complement our internally developed Internet and mobile games;

•	our dependence on a small number of Internet games developed by third party Internet games developers for a significant portion of our Internet games revenues;

•	management estimations with respect to revenues from our Internet games, mobile games, and wireless value-added services, or WVAS, businesses;

•	the development of our latest product offerings, including, but not limited to, offerings in our Internet games, mobile games and WVAS businesses;

•	the development of the regulatory environment and changes in the policies or guidelines of the telecommunications operators in the PRC, as well as our relationships with those operators;

•	the development of the PRC smartphone mobile games market and the regulatory environment and changes in polices or guidelines relating to those markets;

•	our dependence on the substance and timing of the billing systems of the telecommunications operators in the PRC for our performance; and

•	competitive pressures and future growth in the Internet games, mobile games, WVAS, telecommunications and related industries in the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

- ii -

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3 — Key Information — Risk Factors” and the following:

•	the effects of competition on, as well as changes in, the demand for or the price of our products or services;

•	any changes in our relationship with telecommunications operators in the PRC;

•	any changes in our relationships with our Internet games licensors whose games we have the rights to operate in the PRC or other markets;

•	any changes in the telecommunications operators’ systems for billing users of our mobile games or WVAS or remitting payments to us;

•	any changes in technologies related to telecommunications, Internet games, mobile games, or WVAS or applications based on such technologies;

•	future developments, trends, regulatory environment and consumer preferences in China with respect to Internet and mobile games and means by which these games are distributed;

•	any changes in the regulatory regime or the policies for the Internet games industry in the PRC, including changes in the structure, functions or policies of the regulators, which include (i) the Ministry of Industry and Information Technology, or the MIIT (formerly the Ministry of Information Industry), (ii) the State Administration for Industry and Commerce, or the SAIC, (iii) the Ministry of Culture, or the MOC, (iv) the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (formerly the General Administration of Press and Publication and the State Administration of Radio, Film and Television), and (v) the Ministry of Public Security, or the MPS;

•	any changes in the regulatory regime or the policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, the MIIT, or its policies, or the policies or other regulatory measures of other relevant government or industry authorities relating to, among other matters, the granting and approval of licenses, procedures for customers to access and subscribe to mobile games or WVAS , restrictions on Internet content, or the introduction of new technology platforms, products and services;

•	any changes in political, economic, legal or social conditions in the PRC, including the PRC government’s specific policies with respect to (i) foreign investment and entry by foreign companies into the telecommunications, Internet games, mobile games or WVAS market, (ii) economic growth, (iii) inflation, (iv) foreign exchange or (v) the availability of credit; and

•	changes in population growth or gross domestic product, or GDP, growth or the impact of those changes on the demand for our products or services.

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

Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements, the notes thereto and “Item 5 — Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 set forth below are derived from our audited consolidated financial statements and the notes thereto, which are included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2010 and 2011 and the historical consolidated balance sheet data as of December 31, 2010, 2011 and 2012 set forth below are derived from our audited consolidated financial statements and the notes thereto, which are not included in this annual report.

Our audited consolidated financial statements have been prepared and presented in accordance with the generally accepted accounting principles in the United States, or U.S. GAAP.

	For the year ended December 31,
Consolidated statements of operations data	2010		2011		2012		2013		2014
	(in thousands of U.S. dollars, except shares and per share data)
Revenues	US$	146,374.4	US$	156,180.6	US$	180,586.1	US$	173,653.8	US$	227,595.9
Internet games		16,432.1		37,076.2		82,902.8		93,792.3		118,099.8
Mobile games		48,246.4		40,229.4		20,971.0		16,908.3		45,036.4
WVAS		81,695.9		78,875.0		76,712.3		62,953.2		64,459.7
Cost of revenues		(80,238.6)		(91,930.2)		(103,130.3)		(96,399.9)		(129,279.0)
Internet games		(2,338.3)		(15,923.6)		(39,539.8)		(45,534.4)		(61,443.1)
Mobile games		(29,570.8)		(25,248.0)		(10,935.0)		(7,780.3)		(22,977.3)
WVAS		(48,329.5)		(50,758.6)		(52,655.5)		(43,085.2)		(44, 858.6)
Gross profit		66,135.8		64,250.4		77,455.8		77,253.9		98,316.9
Internet games		14,093.8		21,152.6		43,363.0		48,257.9		56,656.7
Mobile games		18,675.6		14,981.4		10,036.0		9,128.0		22,059.1
WVAS		33,366.4		28,116.4		24,056.8		19,868.0		19,601.1
Operating expenses:
Product development		(23,964.7)		(15,416.9)		(18,382.4)		(26,401.7)		(25,107.4)
Selling and marketing		(18,975.6)		(20,891.6)		(24,586.0)		(26,674.0)		(42,522.7)
General and administrative		(10,481.8)		(11,582.2)		(11,629.3)		(8,976.2)		(12,564.6)
Impairment loss on goodwill		(2,998.3)		(20,255.3)		—		—		—
Impairment loss on intangible assets		(5,730.6)		(3.9)		—		(1,562.4)		(1,323.3)
Total operating expenses		(62,151.0)		(68,149.9)		(54,597.7)		(63,614.3)		(81,518.0)
Change in fair value of contingent consideration for business acquisition		10,894.5		(3,729.5)		—		—		—

	For the year ended December 31,
Consolidated statements of operations data	2010		2011		2012		2013		2014
	(in thousands of U.S. dollars, except shares and per share data)
Government subsidies		337.7		319.2		301.4		2,176.4		1,138.9
Income (loss) from operations		15,217.0		(7,309.8)		23,159.5		15,816.0		17,937.8
Interest income		2,342.8		3,569.2		5,231.3		6,764.0		8,864.7
Interest income from loans to third party		—		1,193.2		453.6		—		—
Interest expense		(1,059.9)		(487.8)		(262.7)		(693.3)		(895.0)
Impairment loss on cost method investment		(1,509.9)		—		—		(2,000.0)		(2,000.0)
Loss on extinguishment of debt upon prepayment of convertible senior note		—		(1,567.5)		—		—		—
Exchange gain (loss)		—		—		387.6		1,487.3		(271.6)
Investment income		883.2		85.6		261.5		—		—
Net income (loss) before income taxes		15,873.2		(4,517.1)		29,230.8		21,374.0		23,635.9
Income taxes expense		(3,950.0)		(3,137.8)		(3,490.8)		(712.4)		(1,048.0)
Net income (loss)	US$	11,923.2	US$	(7,654.9)	US$	25,740.0	US$	20,661.6	US$	22,587.9
Net income (loss) per share:
Basic	US$	0.01	US$	(0.00)	US$	0.02	US$	0.01	US$	0.01
Diluted	US$	0.01	US$	(0.00)	US$	0.01	US$	0.01	US$	0.01
Weighted average shares used in calculating net income (loss) per share:
Basic		1,466,947,693		1,607,110,119		1,661,864,846		1,714,924,612		1,828,191,540
Diluted (1)		1,547,870,678		1,607,110,119		1,721,622,756		1,751,621,340		1,875,520,094

(1)	As of December 31, 2010, 2011, 2012, 2013 and 2014, we had 76 million, 210 million, 285 million,11 million and 97 million ordinary share equivalents, respectively, outstanding that could potentially dilute income per share in the future, but that were excluded in the computation of diluted income per share in the periods as their effect would have been anti-dilutive.

	As of December 31,
Consolidated balance sheet data	2010		2011		2012		2013		2014

Cash and cash equivalents	US$	157,170.8	US$	129,511.5	US$	120,694.7	US$	123,427.7	US$	105,093.2
Term deposits		—		—		—		4,448.8		16,907.3
Available-for-sale securities		—		—		—		—		20,013.5
Held-to-maturity securities		—		17,299.1		17,465.3		51,866.5		24,358.6
Trading securities		20.3		7,754.6		—		—		—
Loans to third party		—		22,187.3		—		—		—
Accounts receivable, net		21,794.0		19,903.0		23,699.7		17,230.8		30,244.3
Property and equipment, net		3,738.6		3,620.3		3,065.5		5,842.5		5,659.2
Intangible assets, net		4,452.7		2,347.9		75,069.3		78,726.6		55,509.8
Long-term investment		—		—		4,000.0		2,000.0		—
Goodwill		87,705.7		72,967.1		87,551.0		90,266.6		90,019.1
Restricted cash		—		—		35,773.3		36,870.7		64,261.3
Total assets		281,445.3		280,248.0		372,784.1		419,240.3		432,580.7
Total current liabilities		63,474.7		32,526.0		71,229.6		67,370.8		100,790.5
Convertible note payable		3,552.7		1,272.6		—		—		—
Total shareholders’ equity		213,940.4		246,177.7		282,884.1		332,609.5		321,930.2
Total liabilities and shareholders’ equity		281,445.3		280,248.0		372,784.1		419,240.3		432,580.7

	For the year ended December 31,
Consolidated cash flow data	2010		2011		2012		2013		2014
	(in thousands of U.S. dollars)
Net Cash (used in) provided by:
Operating activities	US$	26,013.6	US$	33,433.8	US$	46,655.9	US$	35,729.5	US$	31,069.3
Investing activities		(10,314.9)		(40,284.8)		(41,206.8)		(43,944.6)		(32,117.6)
Financing activities		(776.5)		(26,335.0)		(14,313.0)		8,956.8		(16,914.8)

Exchange Rate Information

We present our consolidated financial statements in U.S. dollars. In addition, this annual report contains translations of certain Renminbi amounts to U.S. dollar amounts for transactions denominated in Renminbi. Unless otherwise specified or indicated by context, the translations of Renminbi amounts into U.S. dollar amounts have been made at the rate of RMB6.1190 = US$1.00, the central parity rate set by the People’s Bank of China, or the PBOC, China’s central bank, on December 31, 2014. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see Note 2 to our financial statements included elsewhere in this annual report on Form 20-F.

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

The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.2082 = US$1.00 on April 10, 2015. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each of the periods shown:

	Noon Buying Rate
	RMB per US$1.00
Period	High	Low
October 2014	6.1385	6.1107
November 2014	6.1429	6.1117
December 2014	6.2256	6.1490
January 2015	6.2535	6.1870
February 2015	6.2695	6.2399
March 2015	6.2741	6.1955
April 2015 (through April 10, 2015)	6.2082	6.1930

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2010, 2011, 2012, 2013, 2014 and 2015 (through April 10, 2015), calculated by averaging the noon buying rates on the last day of each month of the periods shown:

Average Noon Buying
Rate RMB per
Period	US$1.00
2010	6.7696

Average Noon Buying
Rate RMB per
Period	US$1.00
2011	6.4630
2012	6.3088
2013	6.1478
2014	6.1704
2015(through April 10, 2015)	6.2316

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

Risks Relating to Our Business

We face increasing competition in the PRC from providers of Internet games, mobile games and WVAS, which could reduce our market share and materially and adversely affect our business, financial condition and results of operations.

The Internet games business is highly competitive in the PRC. We expect more companies to enter the Internet games industry in the PRC and a wider range of Internet games to be introduced to the PRC market. Our principal competitors in the PRC include Perfect World Co., Ltd., Shanda Games Limited, NetEase, Inc., Changyou.com Limited, Giant Interactive Group Inc. and Tencent Holdings Limited. Our potential competitors include major Internet portal operators, other domestic and foreign game developers and publishers and alliances between our existing and new competitors. Many of our competitors have significantly greater financial and marketing resources and name recognition than we do. Some of our competitors or potential competitors, especially major foreign Internet games developers, have greater game development resources than we do. In addition, many of our competitors have developed and operated games that have proven commercially successful for a longer period of time than our games and have a larger portfolio of Internet games than we do.

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

The development, distribution and sale of mobile games are also highly competitive in the PRC. We compete for customers primarily on the basis of game quality, brand and price. In addition, we compete for mobile game distribution platforms and telecommunications operators to distribute our mobile games, principally on the basis of the popularity of our games among customers, our historical performance, perception of our sales potential and our relationships with content and brand licensors. Furthermore, we compete for content and brand licensors who supply game content and brands, mainly on the basis of the economic terms, such as royalty rates, of our cooperation agreements with the licensors, the licensors’ perception of our ability to develop games and pre-load games in mobile handsets, our speed of execution, diversity of distribution channels and relationships with telecommunications operators. We also compete for experienced and talented employees in the mobile games business. Moreover, the entry of new competitors, such as developers of personal computer-based Internet games, major media companies, traditional video game developers, content aggregators, mobile software providers and independent mobile games developers, would likely intensify competition in the mobile games market. Increasing competition in this market could make it difficult for us to maintain or increase our market share and have a material adverse effect on our business, financial condition, results of operations and prospects.

The PRC WVAS market has also experienced increasingly intense competition. The MIIT reported on its website that more than 2,900 service providers held nationwide licenses as of December 31, 2014 to supply WVAS on the PRC telecommunications operators’ networks. We compete with these companies primarily on the basis of brand, price, type and timing of service offerings, content, customer service, business partners and distribution channel relationships. We also compete with these companies for experienced and talented employees. While we believe that we have certain advantages over our competitors, some of them may have greater personnel and financial resources and a longer operating history than we do. In particular, Internet portal companies that provide WVAS may have an advantage over us as a result of their more established brand names, user bases and Internet distribution channels. Furthermore, our competitors may be able to develop or exploit new technologies faster than we can, or offer a broader range of products and services than we are presently able to offer.

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

Our ability to succeed in the PRC Internet games market is subject to many challenges, such as our ability to develop and license popular games. In particular, new Internet games are regularly introduced in the PRC, but only a relatively small number of high quality, popular games account for a significant portion of the PRC Internet games market. Moreover, it is difficult to predict prior to the introduction of an Internet game whether any particular game would be well received by PRC game players. Accordingly, any negative development relating to our Internet games could materially and adversely affect our business, financial condition, results of operations and prospects. Potential negative developments include:

•	our failure to make quality upgrades, expansion packs, enhancements or improvements to our Internet games in a timely manner;

•	our failure to avoid, or detect and correct, defects in our Internet games in a timely manner;

•	any reduction in our server capacity, including our failure to adequately project our future server needs and make advanced purchases of servers to accommodate the expected increase in the number of game players;

•	any reduction in or failure to grow our games or player base, or any decrease in the popularity of our Internet games;

•	any failure to license popular Internet games from external game developers that complement our internally developed Internet games;

•	any failure to properly tailor and localize any foreign games we have licensed for PRC game players;

•	any decrease in or failure to grow the amount of revenues generated from our Internet games;

•	a failure in our Internet games billing system, which we rely on for revenue recognition and tracking of the consumption patterns of game players; or

•	any breach of game-related software security or prolonged server interruption due to network failures or hacking activities.

In addition, our ability to succeed in the Internet games market is subject to many uncertainties beyond our control. As the Internet games industry is a relatively new and evolving industry, the growth of the Internet games industry and the level of demand and market acceptance of our Internet games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors, including:

•	the Internet infrastructure and the continued growth of personal computer, Internet and broadband penetration in the PRC and other markets in which we offer our games;

•	whether the Internet games industry, particularly in the PRC and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;

•	our ability to license or operate our games in overseas markets;

•	laws, rules, regulations and policies affecting the Internet games industry, including those affecting Internet cafes in the PRC, where a substantial portion of our game players access Internet games;

•	general economic conditions, particularly those affecting discretionary consumer spending;

•	the availability and popularity of other forms of entertainment, particularly console game systems, which are already popular in developed countries and may gain popularity in the PRC and other countries in which we market our games;

•	public opinion regarding Internet games;

•	the popularity, pricing and business model of new Internet games and in-game items that we and our competitors launch and distribute; and

•	our ability to upgrade and improve our existing games to extend their life spans and to maintain their competitive positions in the Internet games market in a timely manner.

Due to these challenges and uncertainties, we cannot assure you that our Internet games business will make a positive contribution to our future revenues and profitability. Our failure to successfully develop this business could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to anticipate and launch games that respond to changing consumer tastes and preferences or predict trends in the PRC Internet games market, our revenues and profitability could be materially reduced, and our growth and prospects would suffer.

The success of our Internet games business will largely depend on our ability to anticipate and launch games that effectively respond to changing consumer tastes and preferences, as well as technological advances, in a timely manner. For example, we may need to license from overseas developers popular game titles that we believe may be popular with game players in the PRC. These licenses may subject us to significant up-front non-refundable license fees, and there is no assurance these games will be commercially viable in the PRC market. In addition, we will need to replace our existing Internet games as they reach the end of their useful economic lives, which we believe are typically one to three years, as well as operate a larger number of Internet games to continue increasing our overall player base and revenues to meet our growth strategy. If we fail to launch and operate these games successfully in the PRC in a timely manner to meet PRC consumers’ changing tastes and preferences, or if these games fail to respond to their tastes and preferences, our revenues could decrease materially, operating costs could increase significantly, profitability could be materially reduced, and we may need to write down all or part of the up-front non-refundable license fees paid to game developers.

Moreover, any failure by us to predict and adapt our Internet games to meet market trends could materially reduce our revenues and profitability, and severely harm our growth and prospects. For example, a majority of our Internet games depend on players to download and install large client-side software, which may require significant computing resources as well as many hours to download. Game players in the PRC have been increasingly turning to web browser-based games in cases where downloading large client-side software is inconvenient or impracticable. As such, we cannot assure you that game players in the PRC will continue to download and install such types of software to play Internet games, or otherwise prefer the convenience and ease of use offered by browser-based or other games.

In addition, expanding our Internet games portfolio may add complexities to our Internet games business and require us to effectively adapt our business and management processes to address particular operational challenges and different requirements of new Internet games in which we operate, which we may not be able to do due to the lack of institutional expertise or otherwise. Accordingly, if we fail to anticipate and successfully launch and operate games that effectively respond to changing consumer tastes and preferences in a timely manner, our revenue and profitability could be materially reduced, and our growth and prospects would suffer.

We apply an item-based revenue model for a number of our current Internet games, which is a relatively new revenue model and may have a negative impact on our financial condition and results of operations.

We have adopted an item-based revenue model for a number of our Internet games, under which players are able to play the Internet games free of charge for an unlimited amount of time, but are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. While several other Internet games companies have adopted the item-based model, it is still relatively new compared to time-based billing models, and may create new risks and uncertainties for us. The item-based model will require us to design games that not only attract players to spend more time playing, but also encourage them to purchase in-game items. The sale of in-game items will require us to track closely consumer tastes and preferences, particularly as shown by in-game spending trends. In addition, the item-based model may raise additional concerns for the PRC regulators, who have expressed reservations over the amount of time that Chinese youths spent on Internet games. A model that does not charge based on time spent may be viewed by the PRC regulators as undesirable. We cannot assure you that the item-based revenue model will be successful, or that it will not have a negative impact on our financial condition and results of operations.

In addition, our revenue recognition policy for the item-based games relies on our estimates of the useful lives of various items associated with each of our item-based games. We have relatively limited operating history and data for our item-based games on which to base our revenue recognition policy for these games. With respect to permanent ownership items that we sell to players, we recognize revenues over the estimated useful lives of such items. We take into account paying player behavior patterns in estimating the lives of permanent life in-game items, including the average period that the typical player plays our games based on log-on data, which are affected by various factors such as acceptance and popularity of the game, game updates and other in-game items, promotional events launched, future operating strategies and market conditions. We calculate the actual playing periods of the players based on historical log-on patterns of all the paying players over years of game operations starting from the launch of the games. We review the actual average playing periods for all active games and evaluate other various factors, such as acceptance and popularity of the game, game updates and other in-game items, promotional events launched, future operating strategies and market conditions at least annually, to assess if the estimated life of permanent ownership items remains reasonable. Given the relatively short operating history of our item-based games, however, our estimate of the period that players typically play our games may not accurately reflect the actual useful lives of the items, and changes in player behavior observed over time may also affect the estimate. We revise our estimates as we continue to gather operating data, and refining our estimation process and results accordingly. Any future revisions to estimates could affect the time period during which we recognize revenues from these items. In particular, an increase in the estimated lives of these items would increase the period of time over which the revenues from the items are recognized. If we are required to make adjustments to our financial statements as a result of revisions to our estimates, it could materially and adversely affect market sentiments toward us, and the trading price of our ADSs could decline significantly.

Moreover, we have adopted other business models in our Internet games business to supplement our item-based revenue model, such as the CD-Key model, under which players are able to have full access to our Internet games but only after they have paid an upfront fee. We have adopted the CD-Key model for the Guild Wars 2 game and may in the future apply such model or other revenue models to our other Internet games. We cannot assure you that these new business models will be successful, or that it will not have a negative impact on our financial condition and results of operations, including our revenues, profitability and cash flows.

We depend on a small number of Internet games for a significant portion of our Internet games revenues, and any factors that could have an adverse impact on the development, marketing and distribution of these Internet games, or on our business relationships with the licensors of these Internet games, could materially decrease our Internet games revenues, and have a material adverse effect on our business, financial condition, results of operations and prospects.

A substantial majority of our Internet games revenues is generated from purchases of in-game items by game players based on a small number of Internet games we offer. The revenues generated from these Internet games are responsible for a disproportionate amount of our Internet games revenues. In 2014, revenues generated by in-game items purchased by game players who play the World of Tanks game represented over 72.09% of our Internet games revenues. If the World of Tanks game players become dissatisfied with the World of Tanks game or with the in-game items, they may choose not to purchase additional in-game credits in the future.

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

During 2014, approximately 97.5% of our Internet games revenues were generated from Internet games that we licensed from third party Internet games developers. Our ability to acquire and maintain licenses to popular Internet games from third party developers depends on a number of factors, such as:

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

If we are unable to maintain a stable relationship with third party Internet game developers due to any of the factors listed above, or if these developers establish similar or more favorable relationships with our competitors in violation of its contractual arrangements with us or otherwise, we may not be able to properly manage our operation of licensed online games, which could materially harm our business as well as our operating results. Moreover, we have incurred significant payment obligations to third party developers. If we are unable to meet these obligations, or if financing is not available in amounts or on terms acceptable to us, our ability to operate our licensed games could be materially disrupted and our licenses with third party developers could be terminated, which could materially reduce our revenues and profitability.

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

A portion of our Internet games revenues is generated from sales through third party online payment platforms. In such transactions, secure transmission of confidential information, such as customers’ credit card information, personal information and billing addresses, over public networks, in some cases including the websites for our Internet games, is essential to maintain consumer confidence. While we have not experienced any breach of our security measures to date, we cannot assure you that our current security measures are sufficient. In addition, we expect that an increasing amount of our sales will be conducted over the Internet as a result of the growing use of online payment systems over time. Over the same period, online theft of confidential information will likely increase and we must be prepared to increase our security measures and efforts so that our customers have confidence in the reliability of the online payment systems that we use. We do not have control over the security measures of our third party online payment vendors, and we cannot assure you that these vendors’ security measures are sufficient or will be sufficient with the expected increased usage of online payment systems. Security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information, and could harm our reputation, ability to attract customers and ability to encourage customers to purchase in-game items, any of which could materially harm our reputation, business and prospects.

Undetected errors or flaws in our services or failure to maintain effective customer service could harm our reputation or decrease market acceptance of our games, which may materially and adversely affect our financial condition and results of operations.

Our products and services, such as our Internet games, mobile games and WVAS, may contain errors or flaws, which may only become apparent after their release, particularly as we often launch new products or services or introduce new features to existing products or services under tight time constraints. From time to time, our customers have informed us of flaws affecting their experience with our products or services, which we were generally able to resolve promptly. Furthermore, customer service is critical for retaining customers, and we may not be able to maintain and continuously improve the quality of our services to meet customers’ expectations. If our products or services contain programming errors or other flaws, or if we fail to provide effective customer service, our customers may be less inclined to continue using our products or services or recommend them to other potential customers, and may use our competitors’ products and services. Undetected errors, defects and unsatisfactory customer service can disrupt our operations, adversely affect the experience of our customers, harm our reputation, cause our customers to stop using our products and services, and delay market acceptance of our products and services, any of which could materially and adversely affect our financial condition and results of operations.

Our mobile games business has experienced high volatility in its operations, and the mobile games market in the PRC is subject to many uncertainties.

We have made significant efforts to develop our mobile games business in recent years. As our mobile games business has developed, it has required separate management in respect of decision making, allocation of resources and assessment of performance. However, our mobile games business has experienced high volatility in its operations. For example, revenues from our mobile games business decreased 19.4% from US$21.0 million in 2012 to US$16.9 million in 2013, but increased 166.4% to US$45.0 million in 2014. We cannot assure you that we will be successful in developing our mobile games business, which will depend, among other things, on our ability to:

•	respond to market developments, including the development of new platforms and technologies, such as smartphone mobile gaming platform, and changes in pricing and distribution models, such as the advent of application stores, or “app stores,” operated by handset manufacturers;

•	respond to changes in policies of China Mobile or other PRC telecommunications operators relating to mobile games distributed through them;

•	maintain and diversify our distribution channels, including through China Mobile and the other PRC telecommunications operators and handset manufacturers;

•	develop new mobile games that achieve significant market acceptance, and timely improve our existing mobile games to extend their life spans and to maintain their competitiveness;

•	successfully identify, acquire and integrate other mobile games development companies that could complement our internal mobile games development resources;

•	acquiring mobile games from third party mobile game developers or cooperating with third party mobile game developers to jointly develop mobile games; and

•	develop and upgrade our mobile games platform technologies.

In addition, the mobile games market is still relatively underdeveloped in the PRC. The continued growth of this market and the level of demand and market acceptance of our mobile games are subject to many uncertainties. The development of this market and our ability to derive revenues from this market depend on a number of factors, some of which are beyond our control, including:

•	the growth rate of mobile data services in the PRC;

•	changes in consumer demographics, tastes and preferences;

•	changes in handset platform technologies that accommodate consumer needs and preferences;

•	changes in mobile games distribution channels that accommodate consumer needs and preferences;

•	the extent that the mobile games business remains a key area of development for our telecommunications operator partners;

•	potential competition from established companies that develop and operate personal computer-based Internet games and may enter the mobile games market; and

•	the popularity and price of new mobile games and merchandise and premium features embedded in games that are launched and distributed in the future.

Due to the uncertainties in connection with our mobile games business in particular and the PRC mobile games market generally, we cannot assure you that our mobile games business will contribute significantly to our future revenues. Our failure to successfully develop this business could have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend on China Mobile and other PRC telecommunications operators for a significant portion of our revenues, and any loss or deterioration of our relationship with these telecommunications operators could result in severe disruptions to our business operations and significant loss of revenues.

We derive a significant portion of our revenues from the provision of mobile games and WVAS through the networks of the PRC telecommunications operators. We rely primarily on the networks of China Mobile Limited, or China Mobile, to deliver our products and services. In 2014, we derived approximately 26.6% of our total revenues and approximately 49.9% and 59.1%, respectively, of our mobile games and WVAS revenues from our cooperation arrangements with China Mobile. The remainder of our mobile games and WVAS revenues is derived from cooperation arrangements with China United Telecommunications Corporation, or China Unicom, and China Telecommunications Corporation, or China Telecom.

Through our consolidated variable interests entities, Beijing AirInbox Information Technologies Co., Ltd., or Beijing AirInbox, Beijing Boya Wuji Technologies Co., Ltd., or Beijing Boya Wuji, Beijing Wireless Interactive Network Technologies Co., Ltd., or Beijing WINT, Beijing Chengxitong Information Technology Co., Ltd., or Beijing Chengxitong, Nanjing Net Book Culture Co., Ltd., or Zhulang, Beijing Xinrui Technology Co., Ltd., or BJXR, Shanghai Mailifang Communications Ltd., or Mailifang, and Xiamen Xinreli Technology Co., Ltd., or Xinreli, as the case may be, we have entered into a series of cooperation agreements with the subsidiaries of China Mobile and other PRC telecommunications operators to provide mobile games and WVAS through the networks of these telecommunications operators. Pursuant to our agreements with these telecommunications operators, the telecommunications operators bill and collect fees from mobile phone users for the mobile games and WVAS we provide. Our agreements with the telecommunications operators are generally for terms of one year or less, and are typically not renewed automatically. We usually renew these agreements or enter into new agreements when the prior agreements expire, but on occasion the actual renewals, or entering into, of new contracts could be delayed for one month or more. Any inability to renew these contracts or enter into new contracts could severely disrupt our business and operations and materially decrease our revenues and profitability.

Furthermore, telecommunications operators could discontinue or de-emphasize the use of external mobile games or WVAS providers, such as our company. If any of the PRC telecommunications operators ceases or de-emphasizes its cooperation with us, we would no longer be able to distribute mobile games or provide WVAS to such operator’s customers or generate related revenues, and our revenues from such operator’s customers would decrease substantially. In particular, if China Mobile ceases or de-emphasizes its cooperation with us, it is unlikely that we would be able to build up sufficient number of new customers through the networks of other PRC telecommunications operators to timely replace those lost from China Mobile. Due to our reliance on China Mobile and other PRC telecommunications operators to deliver our mobile games and WVAS to our customers, any loss or deterioration of our relationship with China Mobile or other PRC telecommunications operators could result in severe disruptions to our business operations, significant loss of revenues and have a material adverse effect on our financial condition and results of operations.

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

Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us could result in lower revenues or additional costs for us and materially and adversely affect our financial condition and results of operations.

China Mobile or other PRC telecommunications operators may, from time to time, issue policies or guidelines requesting or stating their preferences for certain actions to be taken, or not taken, by mobile games or WVAS providers using their networks. Due to our reliance on China Mobile and other PRC telecommunications operators, any significant change in their policies or guidelines could cause our revenues to decrease or operating costs to increase. As a result, we cannot assure you that our business and prospects would not be materially and adversely affected by policy or guideline changes by China Mobile or other PRC telecommunications operators.

For example, in January 2010, China Mobile began implementing measures targeted at improving user experience for mobile handset embedded services. Under these measures, WVAS that are embedded in handsets are required to introduce additional notices and confirmations to end-consumers during the purchase of such services.

We cannot assure you that China Mobile or other PRC telecommunications operators will not introduce new requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of our mobile games or WVAS, notifications to customers, the billing of customers, or other measures relating to consumer protection, or adopt policies that may require significant changes in the way we promote, sell and distribute our mobile games and WVAS, the occurrence of any of which could have a material adverse effect on our financial condition and results of operations.

Competition with services offered by China Mobile and other PRC telecommunications operators could materially lower our revenues and profitability as well as our prospects.

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

Our dependence on the billing systems and records of the telecommunications operators and their subsidiaries may require us to estimate portions of our reported revenues and cost of revenues for mobile games and WVAS, which could result in subsequent significant adjustments to our financial statements.

As we do not bill our mobile games and WVAS customers directly, we depend on the billing systems and records of the telecommunications operators to record the volume of our mobile games and WVAS provided, bill our customers, collect payments and remit to us our portion of the revenues. We record revenues based on monthly statements from the telecommunications operators confirming the value of our services that the telecommunications operators billed to customers during the month. Due to our past experience with the timing of receipt of the monthly statements from the operators, we expect that we may need to rely on our own internal estimates for the portion of our reported revenues and cost of revenues for which we will not have received monthly statements. In such an instance, our internal estimates would be based on our own internal data of expected revenues and related fees from services provided. We may overstate or understate our revenues and cost of revenues for the relevant reporting period, which could result in subsequent significant adjustments in our financial reports when we actually receive the telecommunications operators’ monthly statements for such period. Moreover, to the extent that the telecommunications operators require longer periods of time to send us monthly statements, we may be required to increase our reliance on our internal estimates when preparing our financial statements. If we are required to make adjustments to our quarterly financial statements in subsequent quarters, it could severely damage market sentiment toward us, and the trading price of our ADSs could decline significantly. In addition, we generally do not have the ability to independently verify or challenge the accuracy of the billing systems of the telecommunications operators. Nor could we assure you that any negotiations between us and the telecommunications operators to reconcile billing discrepancies will be resolved in our favor. See “Item 5 — Operating and Financial Review and Prospects — Critical Accounting Policies — Revenue Recognition.”

Our efforts to develop additional distribution channels for our mobile games and WVAS may not succeed or may be restricted or halted by the MIIT or the PRC telecommunications operators.

Cooperation with mobile handset manufacturers has provided us with an important distribution channel for our mobile games and WVAS. We pre-load into the menus of certain mobile handsets our mobile games, WAP icons and short codes for products offered on the MMS, SMS and interactive voice response, or IVR, platforms. A consumer who buys a new handset pre-loaded with our mobile games, icons and codes may access and subscribe to our services quickly and easily. Over the years, cooperation with mobile handset manufacturers has become one of the most important distribution channels for us, and a material portion of our revenues is derived from such cooperation. However, in recent years, China Mobile and other PRC telecommunications operators have entered into cooperation agreements with mobile handset manufacturers similar to our agreements with mobile handset manufacturers. We cannot assure you that mobile handset manufacturers will continue their cooperation with us or maintain their current revenue-sharing arrangements with us.

In addition, we cannot assure you that the MIIT or the PRC telecommunications operators will not restrict or halt our cooperation with the mobile handset manufacturers. For example, in addition to pre-loading our mobile games, WAP icons and MMS, SMS and IVR short codes into the menus of selected mobile handsets, we also had embedded our icons and codes in selected handsets until recently. After the MIIT issued a notice barring the production of mobile handsets with embedded icons and codes that cannot be changed or deleted by users, we had to alter our arrangements with mobile handset manufacturers to comply with such notice. Although mobile handset manufacturers are still permitted to pre-load our icons into the handset menus, so long as such icons can be changed or deleted, we cannot assure you that the MIIT will not expand its regulations to bar the pre-loading of icons and codes in the future.

China Mobile has been promoting in recent years only its own WVAS products in the embedded menus of those handsets with those manufacturers China Mobile has entered into strategic alliances. We cannot assure you that China Mobile or other telecommunications operators will not, in the future, take other steps to limit or halt our use of mobile handsets as a distribution channel. Any further actions by the telecommunications operators or the MIIT to limit or halt our use of mobile handsets as a distribution channel could materially decrease our revenues, profitability and future growth.

Our business and growth prospects would be severely disrupted if we lose the services of our key personnel, and we may not be able to grow effectively if we cannot attract and retain skilled management.

Our future success depends heavily upon the continued service of our key executives. In particular, we rely on the expertise and experience of Leilei Wang, the Chairman of our Board of Directors and our Chief Executive Officer, in our business operations, and on his personal relationships with the regulatory authorities, our clients, our suppliers, the telecommunications operators and our operating companies, Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Shanghai Dacheng Network Technology Co., Ltd., or Dacheng. If Mr. Wang becomes unable or unwilling to continue in his present positions, or if he joins a competitor or forms a competing company in contravention of his employment agreement, we may not be able to replace him easily, our business would be significantly disrupted and our financial condition, results of operations and prospects would be materially and adversely affected. Moreover, we cannot assure you that our business would not suffer to the extent Mr. Wang is unable to devote his full time, attention and energy to our company for any reason.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the three-year period from January 1, 2012 until December 31, 2014, the closing prices of our ADSs ranged from US$ 4.08 to US$ 14.69 per ADS, and the closing price on April 14, 2015 was US$6.35 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including:

•	China Mobile and other PRC telecommunications operators’ future policies and measures taken toward WVAS providers;

•	actual or anticipated fluctuations in our quarterly operating results;

•	conditions in the Internet games, mobile games and WVAS markets;

•	changes in the economic performance or market valuations of other companies that are perceived to be comparable to us;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	changes in financial estimates by securities research analysts;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	intellectual property litigation;

•	general conditions in the global financial markets; and

•	general economic or political conditions in the PRC.

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

Although our management and an independent registered public accounting firm have concluded that our internal controls over our financial reporting were effective as of December 31, 2014, the end of the period covered by this annual report, we may fail to maintain effective internal controls over financial reporting in the future, in which case we and the independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting. In addition, even if our management concludes at the end of future reporting periods that our internal controls are effective, the independent registered public accounting firm, or the relevant regulator, may disagree. If such independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is documented, designed or operated, or if such independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could cause the market price of our ADSs to decline significantly. We also may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

We were likely classified as a passive foreign investment company, or PFIC, in 2014, and we may be classified as a PFIC in 2015, which may cause U.S. holders of our securities to be subject to adverse United States Federal income tax consequences.

We have substantial passive assets in the form of cash and cash equivalents, which likely caused us to be classified as a PFIC for U.S. Federal income tax purposes in 2014. We cannot assure you that we will not continue to be classified as a PFIC in 2015 or future taxable years. The determination of whether we would continue to be a PFIC would be principally based upon the composition of our assets, including goodwill, the amount of which will depend, in part, on our total net assets and the market value of our ordinary shares and ADSs, which is subject to change.

We have limited control over some of these variables. Furthermore, with regard to any additional capital markets or corporate finance transactions we might conduct in the future, we cannot, at this stage, specify the timing, amounts or the particular uses of the net proceeds. As a result, we cannot provide any assurance as to how the net proceeds of any such transactions would impact whether we are classified as a PFIC in any future periods.

In respect of any taxable year during which we are a PFIC, U.S. investors of our securities may be subject to adverse U.S. Federal income tax consequences (and may be subject to adverse U.S. Federal income tax consequences in subsequent years as well). For further discussion regarding our status as a PFIC, please see “Item 10 — Additional Information — Taxation — United States Taxation — PFIC Rules.” U.S. investors are urged to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

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

In August 2012, in connection with the licensing of certain Internet games, we granted to each of Meteor Entertainment, Inc., or Meteor Entertainment, and ArenaNet a warrant to purchase up to 40 million of our ordinary shares (equivalent to 1 million of our ADSs) respectively. The warrants are exercisable within one year after the launch of the respective licensed games. The warrant granted to Meteor Entertainment has been forfeited as Meteor Entertainment was dissolved in August 2014. The warrant granted to ArenaNet remains outstanding. In addition, we have issued warrants to purchase up to a total of 200 million of our ordinary shares (equivalent to 5 million of our ADSs) to WarGaming in connection with our various licensing arrangements with WarGaming. In May 2013, WarGaming exercised the warrant to purchase 120 million of our ordinary shares. In October 2014, WarGaming exercised the warrant to purchase additional 40 million of our ordinary shares.

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

We believe the copyrights, service marks, trademarks, trade secrets and other intellectual property we use are important to our business, and any unauthorized use of such intellectual property by third parties may harm our business and reputation. We rely on the intellectual property laws and contractual arrangements with our employees, clients, business partners and others to protect such intellectual property rights. Third parties may be able to obtain and use such intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in the Internet games, mobile games and WVAS industries in the PRC is uncertain and still evolving, and these laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions, such as the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

Due to the manner in which we obtain, collect, produce and aggregate content and applications for our Internet games, mobile games and WVAS, and because our services may be used for the distribution of information, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations. In addition, third parties could assert claims against us for losses in reliance on information distributed by us. When we license third party content or other intellectual properties, we rely on the licensor’s representations and warranties of its rights or titles to the content or intellectual properties. Although we perform reasonable due diligence, we cannot guarantee that such a licensor actually has the legal rights or titles to the content or intellectual properties that we distribute or use. We cannot assure you that third parties will not assert claims against us or challenge the validity of our license agreements. If we are found to have infringed any intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. We may also incur significant costs in investigating and defending these claims.

We are not able to register the Chinese name of our service mark “KongZhong Network” in the PRC, and we may not be able to effectively prevent its unauthorized use by third parties.

We are unable to register the Chinese name of “KongZhong Network” as our service mark because it is deemed a generic term under existing PRC trademark laws, rules and regulations, which prohibit registration of generic terms as trademarks or service marks. As a result, we may not be able to effectively prevent the unauthorized use of the Chinese name of our service mark, “KongZhong Network,” and our brand name and reputation may be materially harmed by such unauthorized use.

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

Selective acquisitions form part of our strategy to further expand our business and growth prospects. If we are presented with appropriate opportunities, we may acquire additional businesses, technologies, services or products that are complementary to our business, such as our acquisition of Dacheng in 2010. Any acquisition and the subsequent integration of new companies into our company may require significant attention from our management to ensure that, among other things, the acquisition does not disrupt our relationships with the telecommunications operators or affect our users’ opinion of our services and customer support, and to ensure that the acquired company is effectively integrated with our existing operations. The diversion of our management’s attention and any difficulties encountered in any integration process could severely impair our ability to manage our business. Acquisitions may also expose us to risks, including risks associated with the assimilation of new operations, services and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions and potential loss of, or harm to, relationships with employees and content providers. Given the sophisticated technologies used in the Internet games, mobile games and WVAS industries, the successful, cost-effective integration of other businesses’ technology platforms and services into our company will also be a critical and highly complicated aspect of any acquisition. Acquisitions may also result in potentially dilutive issuances of equity securities.

In addition, we are required under U.S. GAAP to review our intangible assets with definite life for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill and intangible assets with indefinite life are required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our intangible assets may not be recoverable include a decline in stock price and market capitalization and slower growth rates in our industry. We may be required to record a charge to earnings in our financial statements during the period in which any impairment of our goodwill or intangible assets is determined. For example, as a result of the unsatisfactory performance of certain Internet games and uncertainty in the localization development of some other Internet games, the carrying amount of the relevant Internet game licenses we possessed in 2013 and 2014 exceeded the sum of undiscounted cash flows expected to generate from the use and eventual disposition of such licenses. Accordingly, we recognized an impairment loss of US$1.56 million and US$1.32 million, respectively, in 2013 and 2014.

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

Risks Relating to Our Corporate Structure

Our business and operations could be significantly disrupted, and we could be subject to sanctions, if the contractual arrangements between us and our consolidated variable interest entities that we depend on for operating our Internet games, mobile games and WVAS are found to be non-compliant with applicable PRC law.

Under applicable PRC law, foreign investment in Internet game operators in the PRC is subject to restrictions. In particular, the SAPPRFT, which is responsible for the registration of Internet games operated in the PRC, published a notice in September 2009 indicating that foreign investors are prohibited from obtaining control over Internet game operators in the PRC or participating in the Internet games sector through the establishment of joint venture companies or contractual or technical arrangements. In addition, foreign investment in the PRC enterprises that provide value-added telecommunications services (except for e-commerce services) is generally subject to an ownership limitation of not more than 50% . As a result, our ability to directly engage in such services is severely restricted.

We and our subsidiaries, KongZhong Information Technologies (Beijing) Co., Ltd., or KongZhong Beijing, and KongZhong China Co., Ltd., or KongZhong China, are considered foreign persons or foreign-invested enterprises under applicable PRC law. As a result, we operate our Internet games, mobile games and WVAS in the PRC through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, each of which is owned by PRC citizens. We do not own any equity interest in these operating companies, which are considered to be our consolidated variable interest entities for U.S. GAAP purposes, but are able to enjoy the economic benefits through contractual arrangements entered into between us and consolidated variable interest entities, including contractual arrangements relating to the provision of services and certain corporate governance and shareholder rights matters. These operating companies conduct substantially all of our operations and generate substantially all of our revenues, and also hold the licenses and approvals that are essential to our business. For a detailed description of these contractual arrangements, see “Item 7 — Related Party Transactions — Contractual Arrangements Relating to our Operating Companies.”

In January 2015, the Ministry of Commerce, or the MOFCOM, released for public comment a draft foreign investment law, or the Draft FIL, which proposes to include variable interest entities within the scope of entities that could be considered to be foreign-invested enterprises and be subject to restrictions under PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIL introduces the concept of “actual control” which includes control through contractual arrangements for determining whether an entity is a foreign-invested enterprise. If the Draft FIL goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to apply to our variable interest entities arrangements and, as a result, our variable interest entities could become explicitly subject to restrictions on foreign investment.

As the applicable PRC laws, rules and regulations governing foreign investment are evolving and subject to differing interpretations, there are substantial uncertainties regarding the validity and enforceability of the contractual arrangements between us and our consolidated variable interest entities. We have been advised by our PRC legal counsel, Commerce & Finance Law Offices, that each agreement under the contractual arrangements with our consolidated variable interest entities constitutes a valid and legally binding obligation under applicable PRC law. In addition, Commerce & Finance Law Offices is of the opinion that, with respect to Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, no consent, approval or license, other than those already obtained, is required under any existing PRC laws, rules and regulations for the effectiveness and enforceability of the contractual arrangements, businesses and operations of these companies. We cannot assure you, however, that the relevant PRC regulatory authorities will not ultimately determine that these contractual arrangements are non-compliant with applicable PRC laws, rules and regulations.

If we or our operating companies were found to violate any existing or future PRC laws, rules or regulations, the relevant PRC regulatory authorities would have broad discretion in dealing with such violation, including:

•	revoke the business and operating licenses of our wholly-owned subsidiaries, our consolidated variable interest entities and their subsidiaries;

•	discontinue or restrict the operations of any related party transactions among our wholly-owned subsidiaries, our consolidated variable interest entities and their subsidiaries;

•	impose fines or other requirements on our wholly-owned subsidiaries, our consolidated variable interest entities and their subsidiaries;

•	require us to revise our ownership structure or restructure our operations; and/or

•	restrict or prohibit us from using the proceeds from public offerings to finance our business and operations in China.

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

The applicable PRC laws, rules and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include Internet content services, or that operate Internet games, mobile games and WVAS. As a result, we conduct substantially all of our operations and generate substantially all of our revenues through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng pursuant to a series of direct or indirect contractual arrangements with them and their respective shareholders. These agreements may not be as effective in providing control over our operating companies as direct ownership. In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our consolidated variable interest entities. In addition, our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of our consolidated variable interest entities into our consolidated financial statements in accordance with U.S. GAAP. In particular, our operating companies could fail to perform or make payments as required under the contractual agreements, and we will have to rely on the PRC legal system to enforce these agreements, which may not be effective.

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

Under our equity pledge agreements with our consolidated variable interest entities and their shareholders, these shareholders have agreed to pledge all of their respective equity interests in the consolidated variable interest entities to us. The purpose of such pledges is to secure the performance of our consolidated variable interest entities’ obligations under the various contractual arrangements, including the business operation agreements and technology development agreements. As of March 31, 2015, the pledges of equity interests by shareholders of our consolidated variable interest entities have all been registered with the relevant local SAIC. According to the applicable PRC laws, when an obligor fails to pay its debt, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If our consolidated variable interest entities or their shareholder fails to perform their respective obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the equity pledge agreements is to require the pledgor to sell the pledged equity interests in an auction or private sale and remit the proceeds to our wholly-owned subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in consolidated variable interest entities.

In addition, in the registration forms of the local branch of the SAIC for the pledges, the amount of registered equity interests pledged to our wholly-owned subsidiaries, including Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang, Xinreli, BJXR and Dacheng, was stated as RMB10,000,000, RMB10,000,000, RMB10,100,000, RMB10,000,000, RMB10,000,000, RMB10,000,000 and RMB11,182,480, respectively, which in aggregate represent 100% of the registered capital of our consolidated variable interest entities. A PRC court may take the position that the amounts listed on the equity pledge registration forms represent the full amounts of the collateral that have been registered and perfected. In that event, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by a PRC court to be unsecured debt, and our ability to be repaid may be materially harmed.

The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, which may substantially disrupt our business.

The registered shareholders of our consolidated variable interest entities are our current or former directors, officers or employees and their relatives. For example, Leilei Wang, our Chairman and Chief Executive Officer, is one of the registered shareholders of Dacheng, a consolidated variable interest entity that was acquired in 2010. In addition, Mr. Wang owned 19.4% of our outstanding ordinary shares as of the date of this annual report on Form 20-F. See “Item 4 — Information on the Company — Our Corporate Structure” for a list of the registered shareholders of our consolidated variable interest entities and their respective shareholdings. Conflicts of interest may arise between such shareholders’ duties to us and our consolidated variable interest entities. If such conflicts arise, these shareholders may not act in our best interests and such conflicts of interest may not be resolved in our favor. In addition, these shareholders may breach or cause our consolidated variable interest entities to breach or refuse to renew their existing contractual arrangements that allow us to exercise effective control over them and to receive economic benefits from them. The laws of the Cayman Islands provide that directors of a company owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If certain shareholders of our consolidated variable interest entities do not comply with their fiduciary duties to us as our designated directors, or if we cannot resolve any conflicts of interest or disputes between us and any current or future registered shareholders of our consolidated variable interest entities, we would have to rely on legal proceedings to remedy the situation, the outcome of which is uncertain and which may result in substantial disruptions to our business.

The dividends and other distributions on equity we may receive from our subsidiaries are subject to restrictions under PRC law or agreements that our subsidiaries may enter into with third parties.

We are a holding company and rely largely on dividends and other distributions paid by our subsidiaries for cash, financing and other requirements. Our wholly-owned subsidiaries, KongZhong Beijing and KongZhong China, have entered into contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng through which we conduct business and receive revenues in the form of service fees. We rely on dividends and other distributions on equity paid by KongZhong Beijing and KongZhong China, as well as service fees from Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, for our cash requirements in excess of any cash raised from investors and retained by us. If either of KongZhong Beijing or KongZhong China incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, PRC law requires that payment of dividends by each of KongZhong Beijing and KongZhong China may be made only out of their respective net income, if any, determined in accordance with PRC accounting standards and regulations. Under the applicable PRC laws, KongZhong Beijing and KongZhong China are also required to set aside no less than 10% of their respective after-tax net income each year as reserve funds unless such reserve funds, after making up losses of preceding years, have reached 50% of their respective registered capital, and these reserves are not distributable as dividends. Any limitation on the payment of dividends by our subsidiaries could have a material adverse effect on our ability to grow, fund investments, make acquisitions, pay dividends and otherwise fund and conduct our business.

In addition, under the PRC enterprise income tax law and its implementation regulation, a non-PRC-resident enterprise’s net income originating from “sources within the PRC” will be subject to a 10% enterprise income tax, or EIT, rate. Whether a dividend payment constitutes income from “sources within the PRC” is determined by the location of the enterprise which pays the dividend. Income tax on dividends from the PRC payable to a non-PRC-resident enterprise is at a rate of 10%. As a result, KongZhong Beijing and KongZhong China may be required to withhold all or part of such income tax when paying us dividends. See “Item 5 — Operating and Financial Review and Prospects — Taxation.”

Our Chairman and Chief Executive Office is our single largest shareholder, and his interests may differ from other holders of our ordinary shares or ADSs.

Leilei Wang, our Chairman and Chief Executive Officer, owned 19.4% of our outstanding ordinary shares as of the date of this annual report on Form 20-F. Accordingly, he exerts significant influence in determining the outcome of any corporate transaction or other matter submitted to the holders of our ordinary shares and ADSs for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of Directors and other significant corporate actions. He will also have significant influence in preventing or causing a change in control. In addition, without his consent, we may be prevented from entering into transactions that could be beneficial to us. Mr. Wang’s interests may differ from the interests of the other holders of our ordinary shares or ADSs.

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

Risks Relating to Our Industry

Our ability to generate revenues could suffer if the PRC markets for Internet games, mobile games and WVAS do not develop as anticipated.

The Internet games, mobile games and WVAS markets in the PRC have evolved rapidly in recent years, with the introduction of new and advanced services, development of consumer preferences, changes in policies and guidelines initiated government agencies and our partners, market entry by new competitors and adoption of new strategies by existing competitors. Accordingly, it is extremely difficult to accurately predict consumer acceptance and demand for various existing and potential new offerings and services, and the future size, as well as composition and growth, of these markets. Furthermore, given the limited history and rapidly evolving nature of our markets, we cannot predict the prices that users will be willing to pay for our services and games or whether users will have concerns about security, reliability, cost and quality of service associated with Internet games, mobile games and WVAS. If acceptance of our Internet games, mobile games and WVAS is different from what we anticipate, our ability to maintain or increase our revenues and net income could be materially and adversely affected.

The laws, rules and regulations governing the Internet games, mobile games and WVAS industries in the PRC are developing and subject to future changes. Substantial uncertainties exist as to the interpretation and implementation of the applicable laws, rules and regulations.

In recent years, the PRC government has begun to promulgate laws, rules and regulations applicable to the Internet games, mobile games and WVAS industries in the PRC, many of which are relatively new and untested and are subject to future changes. In addition, various regulatory authorities of the central PRC government, such as the State Council of the PRC, or the State Council, the MIIT, the MOC, the SAIC, the MPS and the SAPPRFT, are empowered to issue and implement rules to regulate certain aspects of Internet-related services and activities. Furthermore, certain local governments also have promulgated local rules applicable to Internet-related services and activities within their respective jurisdictions. As the Internet industry itself is at a relatively early stage of development in the PRC, it is likely that additional laws, rules and regulations will be promulgated in the future to address issues that may arise from time to time. As a result, uncertainties exist regarding the interpretation and implementation of current and future applicable PRC laws, rules and regulations. We cannot assure you that we will not be found in violation of these PRC laws, rules or regulations due to these uncertainties, in which case we could be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of our operations. See “Item 4 — Information on the Company — Regulation.”

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

The PRC government has adopted a series of rules, regulations and policies to monitor and control the Internet games industry in response to, among other things, perceived addiction to Internet games and its perceived negative social effects, particularly for minors. For example, PRC governmental authorities have in the past adopted rules to curb addiction to Internet games by minors, under which PRC Internet game operators are required to reduce the value of game benefits for minor game players as their continuous playing time reaches certain thresholds. Internet games players in the PRC are also required to register their identity numbers before they can play. In addition, PRC governmental agencies have issued a series of rules and regulations limiting the use of virtual currencies in Internet games, which may result in higher costs for the operation of our Internet games and lowers sales of virtual items in our Internet games.We cannot assure you that the PRC government will not promulgate similar rules, regulations or policies in the future, particularly during periods when public opinion does not favor Internet games. Such rules, regulations and policies may significantly reduce our revenues and net income from Internet games and materially and adversely affect our business, financial condition, results of operations and prospects. See “Item 4 — Information on the Company — Regulation.”

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

The Internet games, mobile games and WVAS industries are characterized by rapid advances in technology, industry standards and customer demands. In particular, new technologies, industry standards or market demands may render our existing products, services or technologies less competitive or even obsolete. Moreover, telecommunications operators in the PRC are currently in the process of expanding 3G telecommunications services and upgrading to 4G telecommunications services, while a number of different types of more advanced smart phone platforms have already entered the PRC market and are increasingly popular. Responding and adapting to the growing 3G and 4G telecommunications market and other technological developments and standard changes in our industry may require substantial time, effort and capital investment. In addition, updating and developing our proprietary game engines and game development platforms may also require significant expenditures in research and development. If we are unable to respond successfully to technology, industry and market developments, these developments may materially and adversely affect our business, financial condition and results of operations as well as our competitiveness.

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

Under the PRC’s existing foreign exchange regulations, our subsidiaries, KongZhong Beijing and KongZhong China, are able to pay dividends in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions under the capital accounts of our subsidiaries, KongZhong Beijing and KongZhong China, and of our operating companies, Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. In particular, if KongZhong Beijing or KongZhong China borrow foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance KongZhong Beijing or KongZhong China by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the MOFCOM or its local counterparts. In addition, if we finance Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng by loans, we must obtain approval from SAFE. These limitations could affect the ability of KongZhong Beijing, KongZhong China, Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng to obtain foreign exchange through debt or equity financing.

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

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the PRC government’s new policy, the Renminbi is permitted to fluctuate within a managed band against a basket of certain foreign currencies. Although daily fluctuations of the Renminbi against the basket of currencies are currently limited to 1.0% per day, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. On June 20, 2010, the People’s Bank of China, or the PBOC, announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate, and on April 14, 2012, the PBOC announced that, effective as of April 16, 2012, the Renminbi is permitted to fluctuate with a band of 1.0% per day, doubling the previous announced fluctuation limit of 0.5% per day. We cannot assure you that the Renminbi will not be permitted to enter into a free float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. As we receive substantially all of our revenues in Renminbi and a majority of our cash and cash equivalents are denominated in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms and the value of dividends, if any, payable on our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. As of December 31, 2014, we had cash and cash equivalents in the amount of US$105.1 million. A 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$1.0 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$1.0 million in our total amount of cash and cash equivalents.As of the date of this annual report on Form 20-F, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

The discontinuation of any of the preferential tax treatments available to us in the PRC or the rejection of our application for preferential tax treatments could adversely affect our business, operating results and financial condition.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. It imposes a tax rate of 25% on all foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. However, under the New EIT Law and its implementation rules, “high-and-new technology enterprises strongly supported by the State,” or HNTE, are entitled to a preferential tax rate of 15%, and “software enterprises” are entitled to an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. In 2008, 2011 and 2014, KongZhong Beijing, Beijing AirInbox, BJXR and Tianjin Mammoth were granted the HNTE status by the PRC tax authority under the New EIT Law. In 2009 and 2012, KongZhong China, Beijing Chengxitong and Beijing WINT were granted the HNTE status by the PRC tax authority under the New EIT Law. As of December 31, 2014, Beijing AirInbox, KongZhong China, Dacheng, Xinreli, Brilliant Game and Tianjin Mammoth were qualified as “software enterprise” by the local industry and information technology department. However, we cannot assure you that the PRC tax authorities or local industry and information technology department will not revoke the HNTE status or “software enterprise” status of such companies or that we will be able to renew the HNTE status or “software enterprise” status for these companies in the future. The loss of preferential tax treatments by our subsidiaries and/or operating entities could materially reduce our net income and cash flows.

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

If we are considered as a non-resident enterprise under the New EIT Law, we will not be subject to the enterprise income tax at the rate of 25% on our global income. In such case, however, dividends we receive from our PRC subsidiaries will be subject to a PRC withholding tax, the standard rate for which is 10%, subject to reductions pursuant to any applicable tax treaty. To the extent we are considered as a non-resident enterprise, dividends we receive from our PRC subsidiaries will be subject to the standard rate of 10%. Such withholding tax will increase our tax burden and reduce the amount of cash available to us.

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

We face uncertainties with respect to application of the Circular on Strengthening the Management of Enterprise Income Tax for Equity Transfer by Non-PRC Resident Enterprises.

Pursuant to the Notice on Strengthening the Management of Enterprise Income Tax Collection of Proceeds from Equity Transfers by Non-PRC Resident Enterprises issued by the SAT on December 10, 2009, or Circular 698, with retroactive effect from January 1, 2008, which was further explained by a notice issued by the SAT implemented as of March 28, 2011, pursuant to which a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), or an Indirect Transfer, the gains of non-resident enterprise derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%.

On February 3, 2015, the SAT promulgated the Announcement on Several Issues Related to Enterprise Income Tax for Indirect Asset Transfer by Non-PRC Resident Enterprises, or SAT Announcement 7, which became effective immediately to supersede the existing tax rules in relation to the Indirect Transfer, while the other provisions of Circular 698 remain in force. SAT Announcement 7 introduces a new tax regime that is significantly different from that under Circular 698. In particular, SAT Announcement 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698, but also transactions involving transfer of real properties in China and the assets of an “establishment or place” situated in China, of a non-PRC resident enterprise through the offshore transfer of a foreign intermediate holding company. SAT Announcement 7 also interprets the term “transfer of the equity interest in a foreign intermediate holding company” broadly. In addition, SAT Announcement 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they are required to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. Under SAT Announcement 7, the entity which has the obligation to pay the consideration for the transfer to the transferring party has the obligation to withhold any PRC enterprise income tax that is due. If the transferring party does not pay enterprise income tax that is due for a transfer and the entity which has the obligation to pay the consideration does not withhold the tax due, the PRC tax authorities may impose a penalty on the entity that so fails to withhold.

There is uncertainty as to the application of Circular 698 and SAT Announcement 7. The PRC tax authorities have discretion under Circular 698 or SAT Announcement 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that involve complex corporate structures. If we are considered a non-resident enterprise under the New EIT Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under Circular 698 or SAT Announcement 7, our income tax expenses associated with such potential acquisitions will increase, which may have a material adverse effect on our financial condition and results of operations.

Affiliated transactions between our PRC resident enterprises and offshore affiliates may be subject to scrutiny by the PRC tax authorities.

On March 18, 2015, the SAT promulgated the Announcement on Issues Related to Enterprise Income Tax on the Expenses Paid by Enterprises to Offshore Affiliated Parties, or SAT Announcement 16, which became effective immediately. Pursuant to SAT Announcement 16, the expenses paid by the PRC resident enterprises to their offshore affiliates would not be deducted before tax under certain circumstances, including but not limited to the expenses paid to offshore affiliates that fail to perform their functions, bear risks and that have no substantial operating activities, and expenses paid for the services provided by offshore affiliates which cannot bring economic interests, directly or indirectly, to such PRC resident enterprises.

Our PRC resident subsidiaries may pay expenses to their offshore affiliated parties in the future. If the PRC tax authorities conclude that the affiliated transactions between our PRC resident subsidiaries and their offshore affiliates have not been conducted on an arms' length basis, they may adjust the taxable income of our PRC subsidiaries through a transfer pricing adjustment and impose additional taxes (together with applicable interest) on our PRC subsidiaries, as well as penalties for under-reporting of taxable income, which may materially increase our tax expenses and decrease our net income.

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

Our PRC legal counsel, Commerce & Finance Law Offices, has advised us that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the United Kingdom or most other Western countries. As a result, recognition and enforcement in the PRC of judgments of a court obtained in those jurisdictions may be difficult or impossible.

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

If additional remedial measures are imposed on the PRC-based affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in connection with administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we may not be able to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

In late 2012,the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC affiliates of the “big four” accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the China Securities Regulatory Commission, or the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event the SEC restarts the administrative proceedings, depending upon the final outcome, issuers with major PRC operations, such as our company, may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of their securities may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Item 4.	Information on the Company

History and Development of the Company

We were incorporated on May 6, 2002 under the laws of the Cayman Islands as Communication Over The Air Inc., an exempted limited liability company. In March 2004, we changed our name to KongZhong Corporation. We are headquartered in Beijing, the PRC.

We are one of the leading providers of WVAS to mobile phone users and have been cooperating with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a feature phone mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as Android and iOS.

We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks, World of Warplanes and Guild Wars 2 games for the PRC Internet games market.

In January 2007, we established a wholly-owned subsidiary, Monkey King Search Corporation, or Monkey King, under the laws of the Cayman Islands, in an effort to develop our wireless search business. Monkey King in turn established its own wholly-owned subsidiary, Wukong Shentong, under the laws of the PRC. In September 2008, we decided to terminate our project of developing a wireless search business and liquidate Monkey King and Wukong Shentong, which did not have significant business activities at the time. We completed the liquidation of Wukong Shentong in July 2010. As part of the winding-up of the businesses of Monkey King and Wukong Shentong, we sold certain assets of these companies to Nick Yang, the former Vice Chairman of our Board of Directors. In July 2008, we liquidated Beijing Shuziyuansu Advertising Co., Ltd., a company formerly owned by two of our operating companies, Beijing Boya Wuji and Beijing WINT, because it had not had any operating activity since its incorporation in September 2005. In July 2008, BJXR, one of our operating companies, established its own subsidiary, Beijing Shiyuan Leya, which operates certain types of our WVAS business. We completed the liquidation of Anjian Xingye Technology (Beijing) Co., Ltd., or Anjian Xingye, our wholly-foreign-owned enterprise in the PRC, in May 2010. In July 2012, Beijing AirInbox established its own subsidiary, Brilliant Game, which operates certain types of our Internet games. In October 2014, Beijing AirInbox transferred its ownership in Brilliant Game to Dacheng.

We conduct substantially all of our business in the PRC through our wholly-owned subsidiaries in the PRC, KongZhong Beijing and KongZhong China. In order to meet domestic ownership requirements under PRC laws, which restrict us and our PRC subsidiaries, as either foreign or foreign-invested companies, from operating certain value-added telecommunications, Internet services and Internet games businesses. We operate Internet games, mobile games and WVAS through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, all of which are based in the PRC and are wholly owned by PRC citizens. We do not have any equity interests in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng, but enjoy the economic benefits of these companies through a series of contractual arrangements as described below.

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

On February 15 and February 10, 2012, respectively, we entered into definitive agreements to acquire 100% of the equity interest in Noumena Innovations (BVI) Ltd., or Noumena, and certain assets from a related party of Noumena for a total consideration of US$15 million in cash and 40 million of our ordinary shares. Noumena is a developer of cross-platform smartphone mobile game engines. The Handymo game engine, which Noumena developed, enables a proprietary JavaScript-based development environment and supports all major smartphone mobile game platforms, including Android and iOS, among other platforms. We completed the acquisition in March 2012.

In January 2014, we entered into a definitive agreement to acquire approximately 28.6 million series A preferred shares in Ourgame International Holdings Limited, or LianZhong, for a total consideration of approximately US$16.3 million. The series A preferred shares may be converted into such number of ordinary shares of LianZhong as is determined by dividing the subscription price per series A preferred share by the then applicable conversion price per series A preferred share, at any time following the completion date of the acquisition, provided that all the outstanding series A preferred shares shall be converted into ordinary shares immediately preceding the occurrence of an initial public offering by LianZhong.The series A preferred shares we acquired account for 10% of LianZhong’s issued share capital on a fully diluted basis upon completion of the acquisition. LianZhong is one of the leading providers of Internet-based casual board and card games in the PRC. The acquisition was completed in February 2014.

In December 2014, we entered into a definitive agreement to acquire approximately 8.89 million existing ordinary shares in Forgame Holdings Limited, or Forgame, for a total cash consideration of approximately US$16.4 million. The ordinary shares we acquired accounted for 7% of Forgame’s issued share capital upon completion of the acquisition. Forgame is listed on the Hong Kong Stock Exchange with the stock code 00484, and is a leading developer and publisher of web games in China. The acquisition was completed on January 23, 2015.

Our Corporate Structure

The chart below sets forth our corporate and share ownership structure as of March 31, 2015.

(1)	We do not have any ownership interest in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng. Our wholly-owned subsidiaries have entered into a series of contractual arrangements with these companies and/or their respective shareholders.

(2)

Due to the expiration of its operating term on November 15, 2014, Simlife (Beijing) Science Co., Ltd., or Simlife Beijing, is currently in the process of being deregistered from the registration records maintained by the Beijing Municipal Administration for Industry and Commerce, or the Beijing AIC, in the PRC, during which Simlife Beijing is not allowed to conduct any business except for those necessary for the deregistration.

The applicable PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include operate Internet games, or WVAS. See also “— Regulation.” To comply with PRC regulations, we conduct substantially all of our Internet games, mobile games and wireless value-added operations and generate substantially all of our revenues through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, which are wholly-owned by PRC citizens, and their subsidiaries. Our operations not conducted through such consolidated variable interest entities primarily consist of our smartphone games business. In 2014, our consolidated variable interest entities accounted for an aggregate of 95.7% of our total revenue. As of December 31, 2014, our consolidated variable interest entities accounted for an aggregate of 48.8% of our total assets and 54.9% of our total liabilities. The assets not associated with our consolidated variable interest entities primarily consist of cash and cash equivalents, goodwill and intangible assets.

Beijing AirInbox is 45% owned by Linguang Wu, one of our former employees; 10% owned by Guijun Wang, one of our former employees; 42% owned by Songlin Yang, uncle of Nick Yang, the former Vice Chairman of our Board of Directors; and 3% owned by Zhen Huang, wife of Nick Yang. Beijing Chengxitong is 90.1% owned by Yang Li and 9.9% owned by Xuelei Wu, both of whom are our former employees. Beijing WINT is 40% owned by Yang Yang, one of our employees, 30% owned by Jingye Sun and 30% owned by Li Ai, both of whom are our former employees. BJXR is 51% owned by Guijun Wang and 49% owned by Yang Li, both of whom are our former employees. Dacheng is 40.8% owned by Zhen Yang and 59.2% by Leilei Wang, both of whom are our employees. Xinreli is 80% owned by Tao Jia, one of our employees, and 20% owned by Junhong Chen, one of our former employees. Mailifang is 90% owned by Xu Guo and 10% owned by Yang Yang, both of whom are our employees. Zhulang is 100% owned by Beijing Chengxitong. Beijing Boya Wuji is 100% owned by Beijing AirInbox. Tianjin Mammoth is 95% owned by Beijing AirInbox and 5% owned by Beijing WINT. Shenzhen Zhida is 100% owned by Beijing WINT. Beijing Yin’ao Fulai Culture Development Co., Ltd., or Beijing Yin’ao, is 100% owned by BJXR. Beijing Shiyuan Leya is 100% owned by BJXR. Wuxi Dacheng Network Technology Co., Ltd., or Wuxi Dacheng, is 100% owned by Dacheng.Beijing Shangshu Boer Culture Communication Co., Ltd., or Beijing Shangshu, is 100% owned by BJXR. Brilliant Game is 100% owned by Dacheng. We completed the liquidation of Shenzhen Zhida Network Technology Co., Ltd. in March 2013, and the liquidation of Wuxi Dacheng in September 2013.

We do not have any equity interests in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng, or their subsidiaries, but instead have effective control over and enjoy the economic benefits of these companies through a series of contractual arrangements, which we and our subsidiaries, KongZhong China and KongZhong Beijing, have entered into with these companies and/or their respective shareholders as described below. Due to the expiration of its operating term on November 15, 2014, Simlife Beijing is currently in the process of being deregistered from the registration records maintained by the Beijing AIC in the PRC, during which Simlife Beijing is not allowed to conduct any business except for those necessary for the deregistration. As advised by our PRC legal counsel, Commerce & Finance Law Offices, for the period from the date on which the operating term of Simlife Beijing expired to the date on which the deregistration of Simlife Beijing is completed, our entitlement in Simlife Beijing’s residual assets (including those under contractual arrangements entered into prior to the operating term expiration date), as its holding company and owner, will not be changed solely by such expiration of operating term as compared with that before the operating term expiration date. On December 1, 2014, Simlife Beijing terminated its option agreement, exclusive technical and consulting services agreement, share pledge agreement and business operations agreement with Xinreli and its shareholders. On the same date, KongZhong Beijing entered into an option agreement, exclusive consulting and services agreement, share pledge agreement and business operations agreement with Xinreli and its shareholders to ensure our effective control over Xinreli. For a further description of each of these agreements, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

Each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang, Xinreli and their respective shareholders also has entered into an exclusive share option agreement with KongZhong Beijing. Pursuant to these agreements, each of the shareholders of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang and Xinreli granted an exclusive option to KongZhong Beijing or our designees to purchase all or part of such shareholder’s equity interest in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang or Xinreli, as the case may be, in accordance with PRC laws, and agreed not to encumber such equity interest in any manner other than as permitted by KongZhong Beijing.

KongZhong Beijing has entered into business operation agreements with each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang, Xinreli and their respective shareholders. Pursuant to these agreements, Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang, Xinreli and their respective shareholders agreed to appoint individuals designated by KongZhong Beijing to the management team of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang and Xinreli and to refrain from taking certain actions that may materially affect these companies’ operations. Each of the shareholders of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang and Xinreli also has executed an irrevocable power of attorney in favor of individuals designated by KongZhong Beijing. Pursuant to these powers of attorney, those designated individuals have full power and authority to exercise all of such shareholders’ rights with respect to their equity interests in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang or Xinreli.

KongZhong Beijing has entered into technical and consulting services agreements with each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, Mailifang and Xinreli. These technical and consulting services agreements may only be terminated or renewed at KongZhong Beijing’s sole discretion. Pursuant to these technical and consulting services agreements, KongZhong Beijing provides certain technical and consulting services to Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, Mailifang and Xinreli in exchange for service fees. KongZhong Beijing has the sole discretion to determine the amounts of the technical and consulting service fees. Each of the shareholders of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang and Xinreli has also entered into an equity pledge agreement with KongZhong Beijing, pursuant to which these shareholders pledged their respective interests in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang or Xinreli, as the case may be, to guarantee the performance of such companies’ payment obligations under the respective technical and consulting services agreements.

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

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, each of the agreements constitutes a valid and legally binding obligation of each party to such contractual agreements under PRC laws. In addition, Commerce & Finance Law Offices, is of the opinion that, with respect to Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, no consent, approval or license, other than those already obtained, is required under any existing PRC laws, rules and regulations for the effectiveness and enforceability of the contractual arrangements, businesses and operations of these companies. However, there are substantial uncertainties regarding the interpretation and implementation of current PRC laws, rules and regulations. See “— Regulation” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the value-added telecommunications industry, we could be subject to severe penalties,” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.” As discussed in those risk factors, certain events may cause us to lose the benefits and control intended to be created by these arrangements.

Capital Expenditures and Divestitures

See “Item 5 — Operating and Financial Review and Prospects — Capital Expenditures” for information concerning our principal capital expenditures since our inception and those planned for 2015. We have not undertaken any significant divestitures and do not have any significant divestitures currently in progress.

Business Overview

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely Internet games, mobile games and WVAS. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a feature phone mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as Android and iOS. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market. In May 2012, we entered into a strategic partnership with WarGaming, which granted us the exclusive license to all of WarGaming’s future games in the PRC, including but not limited to World of Tanks, World of Warplanes and World of Warships. In addition, as of December 31, 2014, we were also the exclusive licensee in the PRC for the Guild Wars 2 game developed by ArenaNet, Blitzkrieg 3 game developed by ZZima International Sarl, or ZZima and Auto Club Revolution game developed by Eutechnyx Limited, or Eutechnyx.

Our Internet Games Business

In January 2010, we acquired Dacheng and with it our Internet games business unit. We launched our self-developed 3D MMORPGs, Loong, EMoFaZe, XiaKeXing, ShengMoZhiXue, Kung Fu Hero, Kung Fu World and Master of Meteor Blades games from December 2009 to December 2014.

In 2010, we entered into a license agreement with WarGaming for the World of Tanks game. World of Tanks is a “freemium” 3D team-based massive multiplayer online game, featuring historic fighting vehicles from the 1930s to the 1950s. The initial term of the license is three years, commencing from the commercial release of the game. We have the exclusive right to copy, distribute, operate and sell the World of Tanks game in the PRC, Hong Kong and Macau during the term of the license. Our license payments to WarGaming consist of a fixed license fee in the amount of US$500,000 and a certain percentage of our gross revenue received from the services and merchandise related to the World of Tanks game. In 2012, we amended our license agreement with WarGaming to extend the term of the license in perpetuity. In exchange for the extension, we granted WarGaming a warrant to purchase up to 120,000,000 of our ordinary shares (equivalent to 3 million of our ADSs) and increased the percentage of our gross revenue that we pay to WarGaming if the monthly gross revenue exceeds a specified target. Since its launch, the World of Tanks game has become one of the most popular games we offer. As of December 31, 2014, the World of Tanks game had over 40.4 million registered users. As a result of the successful launching of the game, revenues generated from in-game items purchased by game players who play the World of Tanks game represented over 95% and 72% of our Internet games revenues in 2013 and 2014, respectively.

In May 2012, we entered into a strategic partnership with WarGaming under which we enjoy exclusive rights to license all of WarGaming’s future games in the PRC. Under this partnership, we licensed World of Warplanes and World of Warships games from WarGaming. We launched the headstart open beta for World of Warplanes game in May 2014. As of April 16, 2015, the World of Warships game has not been commercially released.

In August 2012, we agreed to license on an exclusive basis in the PRC the Guild Wars 2 game from ArenaNet. The initial term of the license is three years, with further extensions to be agreed among the parties, commencing from the secure public testing of the game. We agreed to pay license fees and additional royalties calculated based on revenue generated from the game. To guarantee our payment obligations to ArenaNet, we arranged a standby letter of credit with a maximum guarantee amount of US$35 million from the Bank of Communications in ArenaNet’s favor. We also entered into a back-to-back guarantee arrangement with the Bank of Communications. We launched the headstart open beta for the Guild Wars 2 game in May 2014. As of December 31, 2014, the Guild Wars 2 game had over 1.0 million registered users. Revenues generated from in-game items purchased by game players who play the Guild Wars 2 game represented 23% of our Internet games revenues in 2014.

In January 2013, we agreed to license on an exclusive basis in the PRC the Blitzkrieg 3 game from ZZima. The initial term of the license is three years, with further extensions to be agreed among the parties, commencing from the open beta test of the game. We have paid a license fee in the amount of US$1.5 million to ZZima before the secure public testing of the game and have agreed to pay royalties calculated based on revenues generated from the game after the launch of the game. As of April 16, 2015, the Blitzkrieg 3 game has not been commercially released.

In April 2013, we agreed to license on an exclusive basis in the PRC the Auto Club Revolution game from Eutechnyx. The initial term of the license is three years, with further extensions upon our meeting certain conditions, commencing from the commercial release of the game. We have paid a license fee in the amount of US$1.5 million to Eutechnyx before the secure public testing of the game and have agreed to pay royalties calculated based on revenues generated from the game after the launch of the game. As of April 16, 2015, the Auto Club Revolution game has not been commercially released.

In addition to licensed games, we also develop Internet games internally based mainly on our proprietary technologies, which include our proprietary game engine (Dazzler 3D), game development platforms and online game billing system, all developed by our internal team. In particular, our Dazzler 3D game engine enables us to create high-quality 3D graphics and visual effects, and provides the technical foundation for creating innovative features in our games. Furthermore, our game development platforms give us the capacity to develop Internet games within approximately six to 24 months and to update our Internet games frequently in response to players’ preferences. Based on these platforms, we have developed on ourselves Internet games such as Master of Meteor Blades. The Master of Meteor Blades has been licensed to another Internet game operator in China on an exclusive basis for commercial release.

We use an item-based revenue model for our games, whether internally developed or licensed, under which players can play our games on the Internet free of charge or with small amount of initial access fee, but have to pay for purchases of in-game virtual items, such as in-game currencies, performance-enhancing clothing, weapons, accessories and pets. We distribute our electronic prepaid game cards and game points, which may be used to purchase in-game virtual items, to players through multiple payment channels. Although we expect a substantial portion of our Internet games revenues to be generated in the PRC, we have also licensed our games to leading game operators outside the PRC and plan to license them in additional countries and regions.

Our Mobile Games Business

We are a leading developer and publisher of mobile games for mobile phone users in the PRC. Our mobile games revenues consist of (i) revenues from carrier billing channels, which are generated from mobile games operated on the PRC telecommunications operators’ platforms, and (ii) revenues from non-carrier billing channel, which are collected from various Internet platforms, such as Xiaomi, 91 Wireless, 360 and Snappea. Our internal development team develops mobile games based primarily on the Java™ technology, but more recently we have broadened our development of mobile games to include smartphone mobile operating systems, such as Android and iOS. The mobile games we develop include action, role-playing and leisure games. We established a dedicated mobile games product development team, and acquired Tianjin Mammoth, a mobile games developer, in 2005. In 2009, we acquired Xinreli, a leading mobile games developer in the PRC. In 2012, we acquired Noumena, a developer of cross-platform smartphone mobile game engines. For a detailed description of the acquisitions, see “—Investments and Acquisitions.” We believe the integration of the Noumena team into our existing mobile game development team will enable us to create new smartphone mobile games that can take advantage of the Handymo game engine technologies developed by Noumena. We believe these new smartphone mobile games will enable us to leverage our existing mobile game distribution channels in China and capture market share in the nascent PRC smartphone mobile games market.

In August 2013, we obtained adaptation rights on an exclusive and worldwide basis from Beijing Qingqingshu Animation Technology Co., Ltd., or Beijing Qingqingshu, to adapt and develop the KuiBa series of animated movies into Internet games and mobile games. The term of our agreement with Beijing Qingqingshu is 10 years, commencing from August 21, 2013 and ending on August 20, 2023. We have agreed to pay a license fee in the amount of RMB5 million in the aggregate to Beijing Qingqingshu, of which 50% has been paid and the remaining RMB2.5 million will be paid after the commercial release of the first game developed by us based on adaption of the KuiBa series of animated movies. We have also agreed to pay royalties calculated based on net revenues generated from the games. Beijing Qingqingshu agreed to pay royalties to us calculated based on the box office revenues of the Kuiba series of movies. We launched the mobile game Kuiba: the Rising of Warlord in October 2014, which is the first game developed by us based on adaption of the Kuiba series of animated movies, and the RMB2.5 million remaining license fee was paid to Beijing Qingqingshu in January 2015.

On October 1, 2013, we entered into an agreement with Kakao Corporation, or Kakao, a South Korean publisher for mobile games and applications, under which we partnered with Kakao to launch our mobile game Kooky Three Kingdoms on the Kakao Game Center operated by Kakao.

Our WVAS Business

We provide interactive entertainment, media and other interactive services to mobile phone users in China, including SMS, IVR, color ring back tone, or CRBT, WAP and MMS. Our WVAS are tailored to the technical or other requirements of our telecommunications operator partners, through whom we deliver most of our WVAS, and to various billing systems for WVAS. Our WVAS are also delivered and marketed through various media partners, including handset manufacturers, television stations, radio stations, print media and Internet sites. Our WVAS revenues accounted for 42.5%, 36.3% and 28.3% of our total revenues in 2012, 2013 and 2014, respectively.

We offer a variety of WVAS, such as mobile games, pictures, karaoke, electronic books, mobile phone personalization features, and entertainment news, chat and message boards. Customers may access these services directly from their mobile phones: (i) by using our access code or by choosing a feature pre-loaded in select models of handsets; and (ii) from a telecommunications operator’s portal or website. Substantially all of our WVAS are ordered or accessed by users directly through their mobile phones, and all services are delivered through mobile phones.

We provide our services mainly pursuant to our cooperation arrangements with the telecommunications operators and their provincial subsidiaries, the terms of which are generally for one year or less. We do not directly bill our users, and depend on the billing systems and records of the telecommunications operators to bill and collect all fees. We generally do not have the ability to independently verify the accuracy of the billing systems of the telecommunications operators. As the telecommunications operators do not provide us with a detailed revenue breakdown on a service-by-service basis, we depend on our internal data management system to monitor revenues derived from each of our services. We make our business decisions based on our internal data, taking into account our historical experience in reconciling our internal data to our actual results of operations and other factors, including strategic considerations. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our dependence on the substance and timing of the billing systems of the telecommunications operators and their subsidiaries may require us to estimate portions of our reported revenues and cost of revenues for mobile games and WVAS. As a result, subsequent adjustments may have to be made to our financial statements.”

Strategic Relationships

We have established cooperation arrangements with telecommunications operators, mobile handset manufacturers, content providers and other business partners to produce, promote and market our services. We provide our mobile games and WVAS primarily pursuant to cooperation agreements with China Mobile and other telecommunications operators. In addition, we cooperate with several leading PRC mobile handset manufacturers, which make selected handset models with a WVAS icon in the handset’s menu that enables users to access our services directly. We pay service fees to the telecommunications operators, mobile handset manufacturers, mobile handset distributors, content providers and other partners, where relevant.

In May 2012, we entered into a strategic partnership with WarGaming under which we enjoy exclusive rights to license all of WarGaming’s future games in the PRC. Under this partnership, we licensed World of Warplanes and World of Warships games from WarGaming.

Telecommunications Operators

China Mobile is the world’s largest mobile telecommunications network operator in terms of subscribers, with more than 800 million subscribers as of December 31, 2014, according to China Mobile’s website. Our working relationship with China Mobile is critical to the operation and continued development of our mobile games and WVAS businesses. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business —We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.” We provide WVAS in 31 Chinese provinces or provincial-level municipalities pursuant to cooperation agreements with China Mobile and its provincial subsidiaries. Generally, these agreements have terms of one year or shorter, but may be renewed automatically unless either party objects. We were one of the first wireless service providers to work with China Mobile to develop and offer WAP, MMS and Java™ services.

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

Pursuant to our agreements with China Unicom and its subsidiaries, we generally pay each China Unicom subsidiary 20% to 70% of the revenues we generate from providing our services to customers through such subsidiary’s network, with the exception of IVR services, with respect to which we pay 45% of the revenues we generate.

Pursuant to our agreements with China Telecom and China Netcom and their respective subsidiaries, we generally pay each China Telecom subsidiary and China Netcom subsidiary 15% to 60% of the revenues we generate from providing our services to customers through such subsidiary’s network, with the exception of IVR services, with respect to which we pay 40% of the revenues we generate.

The following table sets forth the principal fees that we charge our customers for our mobile games and WVAS related services and the service and transmission fees that we paid to the telecommunications operators as of December 31, 2014.

	Fees we charged customers		Fees we paid telecommunication operators
	Transaction fee per unit (1)	Monthly subscription fee	Service fees	Transmission fee (2)
(in RMB, except percentages)
SMS	1.00-3.00	0.00-15.00	15%-50%	0.02-0.08
IVR	1.00-30.00	15.00	30%-45%	N/A
CRBT	0.50-3.00	1.00-5.00	15%-70%	N/A
Mobile Games	0.01-100.00	5.00-30.00	30%-50%	N/A
MMS	1.00-2.00	5.00-15.00	15%	0.15-0.20
WAP	1.00-2.00	5.00-8.00	15%-50%	N/A
E-Book	0.00-25.00	3.00-30.00	30%-60%	N/A

(1)	Transaction fees are per download for WAP, MMS, mobile games, SMS, CRBT and e-book services and per minute for IVR services.

(2)	A transmission fee is assessed for each message we send in excess of the number of messages we receive. The amount of the transmission fees for each month depends on the volume of messages sent in that month. No transmission fees are assessed for WAP, mobile games, IVR or CRBT services.

For our mobile games and WVAS, we rely primarily on the telecommunications operators to provide billing and collection services for us. Each telecommunications operator incorporates the fees for our services into the invoices that such operator sends to its customers on a monthly basis. We receive monthly statements from each of the telecommunications operators, which indicate the aggregate amount of fees that were charged to customers for services that we provided. For a description of our revenue recognition policy, see “Item 5 — Operating and Financial Review and Prospects — Critical Accounting Policies — Revenue Recognition.” Also see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.”

Material Contracts with Telecommunications Operators for Mobile Games and WVAS

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

In addition to pre-loading our mobile games, icons and short codes into selected mobile handsets, we used to embed our icons and codes in selected handsets. On April 11, 2007, the MIIT issued a notice prohibiting the production of mobile handsets with embedded icons and codes that cannot be changed or deleted by customers. We have altered our arrangements with mobile handset manufacturers to comply with the notice, which took effect on June 1, 2007. In addition, on January 27, 2010, China Mobile began implementing an additional series of measures which are targeted at further improving the user experience for mobile handset embedded services. Under the guidance of China Mobile, WVAS that are embedded in handsets will be required to introduce additional notices and confirmations to users during the purchase of such services. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us may result in lower revenues or additional costs for us and materially adversely affect our financial condition and results of operations.” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our effort to develop additional distribution channels for our mobile games and WVAS may not succeed or may be halted by the MIIT or the telecommunications operators.”

Content Providers for Our Mobile Games and WVAS

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

Product Development

Product Development for Internet Games

We believe that timely and quality game development and operations is critical to our Internet games business and our business as a whole, and we have formed a separate department for the development of Internet games, which had 620 employees as of December 31, 2014. Our Internet games development department mainly consists of programming, design, operations and graphics divisions.

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

Product Development for Our Mobile Games

Our product development team focuses on creating innovative products that use the latest standards and technologies with respect to our mobile games. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as Android and iOS. We have launched a number of mobile games for Android and iOS markets, including Kingdom Story, Tiny War, NecroDefense, Battleland: Warrior vs. Monster, Kuiba: the Rising of Warlord and Rushing Three Kingdoms during 2014 and the first quarter of 2015.

Product Development for Our WVAS

We were one of the first WVAS providers to work with China Mobile to develop and offer MMS and WAP services, and have continued to be a leading developer of innovative services compatible with these technology platforms. At the same time, we have increased our product development team’s emphasis on developing and supporting IVR and CRBT, which we distribute on the networks of China Mobile, China Unicom and China Telecom. We believe that our timely delivery of new services that meet telecommunications operators’ specifications demonstrates our technical capabilities and strengthens our cooperation relationship with the telecommunications operators.

In addition to developing a range of innovative mobile games and WVAS, we also have developed a variety of programming tools that allow us to enhance customers’ enjoyment of our services. For instance, in response to the current lack of a standard operating system among mobile phones produced by different manufacturers in the PRC, which may result in inconsistent experiences for customers accessing our services through different handset models, we have developed software tools that allow our services to be readily adapted for use on most mobile phones on the market. These tools reduce the cost of adapting our services to new models of mobile phones and optimize the user experience in terms of format and presentation of our services. In 2012, we acquired Noumena, a developer of cross-platform smartphone mobile game engines. We believe the integration of the Noumena team into our existing mobile game development team will enable us to create new smartphone mobile games that may take advantage of the Handymo game engine technologies developed by Noumena.

Sales, Marketing and Customer Service

We are committed to establishing our KongZhong name as a well-recognized and reputable brand not only among our customers and users, but also among telecommunications operators, key industry players and other owners of brand names. We sell our mobile games and WVAS principally through the telecommunication operators, as well as other distribution partners. We market through our website, promotional events, direct marketing and media advertising. We also provide support and technical services to China Mobile, China Unicom and China Telecom and to our customers and users.

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

However, beginning in 2008 and continuing into 2009, as we adjusted our business strategy to develop our mobile games business, we began to decrease branding efforts through traditional media channels and increase our effort to promote our mobile games in cooperation with the PRC telecommunications operators. Starting from 2012, we made efforts to enhance our marketing to include marketing activities for the launch of our new Internet games and game expansion packs.

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

A significant portion of our revenues are derived from services provided through the networks of China Mobile. Accordingly, we devote significant resources to maintaining, expanding and strengthening our relationship with China Mobile and its subsidiaries. With our acquisition of Dacheng and commencement of our Internet games business, marketing of our Internet games has become an important part of our strategy. We aim to attract new game players and increase revenues from existing game players by introducing marketing and promotion strategies that are specifically tailored to each of our Internet games. We advertise primarily in sites devoted to Internet games and game magazines, and marketing events are usually timed with the release of a new game or updates of a game’s content. In addition, in light of the successful operation of the World of Tanks game, the launching of the World of Warplanes game and the expected launching of the World of Warships in the near future, we officially launched our “WAR SAGA” brand in April 2014, creating a leading military online game platform in China.

As of December 31, 2014, our sales and marketing department consisted of 32 persons strategically located in 31 provinces across the PRC to work closely with telecommunications operators at the provincial and local levels, where pricing and other important decisions on marketing and operations are made. Our localized sales team helps us gain insight into developments in the local markets and the competitive landscape, as well as new market opportunities.

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

We provide high-quality customer service and are responsive to the needs of the players of our Internet games. In particular, our game players can access our customer service center through in-game chats, phone or e-mail 24 hours a day, seven days a week. In addition, we have a website for game players to submit feedback and a service center in Shanghai, which is open to walk-in game players during normal business hours. We had 155 customer service representatives dedicated to our Internet games business as of December 31, 2014, many of whom are MMORPG enthusiasts with a deep understanding of Internet games players. We also have dedicated supervisors to monitor our calls to ensure quality services. Feedback collected by our customer service team is important to the integration of our product development and game operations teams. The information collected by our customer service team forms the basis of our feedback database, which helps us track the trends in players’ tastes and preferences and provide direction when we design changes, upgrades and expansion packs for our Internet games.

Competition

We face significant competition in the Internet games, mobile games and WVAS markets in the PRC. We compete principally with the following three groups of competitors in the Internet games business in China: Internet games developers and operators in the PRC, other private companies in the PRC devoted to game development or operation, and international competitors. Our existing and potential competitors in the Internet games business compete with us for talent, game player spending, time spent on game playing, marketing activities, quality of games and distribution network. Some of our existing and potential competitors have significantly greater financial and marketing resources than we do.

Competition in the mobile game market in China and the overseas markets where we offer our mobile games is intense. We believe that the key competitive factors include design, quality, popularity and price of online games and in-game items, the ability to rapidly update and upgrade games, marketing activities, sales and distribution network and customer service. We compete principally with the following groups of competitors: mobile game developers and operators in China, including Tencent Holdings Limited, NetEase, Inc., Shanda Games Limited, Changyou.com Limited, Giant Interactive Group Inc. and other mobile game developers who recently entered into this emerging market; and other competitors, including major internet portal operators in China, and game developers and operators in the overseas markets where we offer our mobile games.

In particular, the MIIT has reported on its website that, as of December 31, 2014, more than 2,900 service providers held nationwide licenses to supply content and services on the PRC telecommunications operators’ networks. Moreover, China Mobile has been developing and marketing its own MMS and WAP products, and other PRC telecommunications operators may decide to do the same. We compete with these companies primarily on the basis of brand, the type and timing of service offerings, content and business partner and channel relationships. The telecommunications operators may also decide to enter the mobile games market in the future. Other potential competitors in this market include developers of personal-computer-based Internet games, major media companies, traditional video game developers, content aggregators, mobile software providers and independent mobile games developers. In addition to competition for products, services and distribution channels, we also compete for experienced and talented employees.

Some of our competitors may have more personnel and financial resources and a longer operating history than us. For example, Internet portals providing WVAS may have an advantage over us with their longer operating history, more established brand name, larger user base and Internet distribution channels. Furthermore, some competitors may be able to develop or exploit new technologies faster than us, or offer a broader range of products and services than we are presently able to offer. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We face increasing competition in the PRC from providers of Internet games, mobile games and WVAS, which could reduce our market share and materially and adversely affect our financial condition and results of operations.”

Internet Games Business

Our principal competitors for our Internet games business in the PRC include other Internet games developers and operators, such as Perfect World Co., Ltd., Shanda Games Limited, NetEase, Inc., Changyou.com Limited, Giant Interactive Group Inc. and Tencent Holdings Limited.

Mobile Games Services

Our primary competitors in the mobile games market in the PRC include Internet portals, such as Sina Corporation, Sohu.com Inc., Phoenix New Media Limited and China Wireless Arts., as well as providers focused on mobile games and WVAS, such as Tencent Holdings Limited.

WVAS Services

Competition is particularly intense in the WVAS market in the PRC as the barriers to entry are relatively low. Our primary competitors in this market include Internet portals, such as Sina Corporation, Sohu.com Inc. and TOM Online Inc., and providers focused on WVAS, such as Tencent Holdings Limited and A8 Music Group.

Intellectual Property and Proprietary Rights

Intellectual property right

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

Employees

General

Our senior management and many of our employees have had prior experience in the Internet portal, Internet games or telecommunications-related industries. Our employees receive a base salary and a performance-based bonus, with the amounts of such bonuses calculated based on the performance ranking of the employee. In addition, we have a broad-based equity incentive plan pursuant to which we grant share options and restricted share units, or non-vested shares, from time to time to employees who have passed their initial probation period. We also offer internal training programs tailored to different job requirements to help enhance our employees’ talents and skills. We believe that these initiatives have contributed to the growth of our business.

As of December 31, 2014, we had 1,091 employees, including 1,087 employees in the PRC and four employees in Japan. The table below sets forth the number of our employees by job function as of the dates indicated:

	As of December 31,
	2012		2013		2014
	Number	% of Total	Number	% of Total	Number	% of Total
Sales, marketing and business development	247	22.5%	208	18.1%	227	20.8%
Customer service	91	8.3	111	9.6	155	14.2
Product development	698	63.5	747	64.8	620	56.8
General and administrative	64	5.7	87	7.5	89	8.2
Total	1,100	100.0%	1,153	100.0%	1,091	100.0%

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented through any collective bargaining agreements or by labor unions.

Employee Benefits Plan

Our full-time employees in the PRC participate in a government-mandated defined contribution plan, under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require us to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were approximately US$3.5 million, US$5.1 million and US$4.8 million in 2012, 2013 and 2014, respectively.

We have granted share options to our employees pursuant to our KongZhong Corporation 2002 Equity Incentive Plan, or the 2002 Plan, our KongZhong Corporation 2006 Equity Incentive Plan, or the 2006 Plan, and our KongZhong Corporation 2013 Equity Incentive Plan, or the 2013 Plan, as described in “Item 6 — Directors, Senior Management and Employees — Share Options.” We did not adopt any new equity incentive plan during 2014 through the date of this annual report on Form 20-F.

Properties

Our principal executive office currently occupies approximately 12,850 square meters of office space in Beijing, the PRC, the leases for which have been extended in August 2014 for another 2 years. In addition, we lease sales offices in 11 provinces throughout the PRC.

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

Telecom Regulations

In September 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations categorize all telecommunications businesses in the PRC as either infrastructure telecommunications businesses or value-added telecommunications businesses, with Internet games, mobile games and WVAS classified as value-added telecommunications businesses. Pursuant to the Telecom Regulations, a commercial operator of value-added telecommunications business must obtain an operating license. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in the PRC.

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

Software Products Registration

On March 5, 2009, the MIIT issued the Measures Concerning Software Products Administration, or the Software Measures. Under the Software Measures, producers of software products registered with the relevant PRC authorities may be entitled to certain preferential policies in PRC. Software developers or producers are allowed to sell or license their registered software products independently or through agents. Upon registration, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. The MIIT and other relevant departments may carry out supervision and inspection over the development, production, operation and importing and exporting of software products in the PRC. As of December 31, 2014, we had registered the software for the games Kung Fu World, Loong, Doodle Dino, Blood of Sheng Mo, Deification OL, Kingdom Story, Fishing Master, Jelly Roll, Ninja Chicken, Jet Heroes, Master of Meteor Blades, Three Kingdoms in Pocket and Gudong Gudong, and had registered the software of AirInbox New Media Real-time Platform, AirInbox New Customer Service Query System, AirInbox Resource Management System and AirInbox Basic Data Management System, with the relevant PRC authority and had obtained the software product registration certificates for these software products.

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

Regulation of Pornographic Materials

Since the development of the Internet, the PRC government has carried out a series of actions targeting pornographic materials on the Internet, mobile phones and other Internet-based equipment. On May 11, 2007, the MIIT issued the Notice of Schemes of Special Campaign Against Internet-Based Pornography and, on December 15, 2009, the MIIT issued the Further Schemes of Special Campaign against Mobile Phone Pornography to regulate the dissemination of pornographic materials through mobile phones and the Internet. Subsequently, on July 22, 2014, the MIIT issued the Notice of Further Measures Against Distributing Pornographic and Eroticism Information via Intelligent Mobile Terminal Application, pursuant to which the MIIT will take additional measures against distributing pornographic and eroticism information via Apps.

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

Regulation of Advertisements

The principal regulations governing advertisements in the PRC are the Advertising Law (1995), the Administrative Regulations of Advertisements (1987) and the Detailed Rules of Implementation of the Administrative Regulations of Advertisements (2004), pursuant to which an entity conducting advertising activities as a supplementary business must obtain a permit from the local AIC and specifically mention advertising activities as a permitted business activity in such entity’s business license. The SAIC is the government agency responsible for regulating advertising activities in the PRC. The Advertising Law (1995), the Administrative Regulations of Advertisements (1987) and the Detailed Rules of Implementation of the Administrative Regulations of Advertisements (2004) do not contain, and the SAIC has not promulgated, regulations specifically aimed at mobile advertising through SMS or MMS services.

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

Technology Import and Export

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

Pursuant to explanations of the Internet-based Audio-Video Regulations provided by the responsible persons at the SAPPRFT and the MIIT in a press conference, providers who engaged in Internet-based audio-video programming services before the promulgation of the Internet-based Audio-Video Regulations and who have not violated any other laws, rules or regulations are eligible to register their business and continue their operations. Beijing AirInbox has obtained an Internet-based Audio-Video License. However, given the short history of the Internet-based Audio-Video Regulations and the lack of interpretations, we cannot assure you that other of our operating companies will be qualified to apply for the Internet-based Audio-Video License or complete the required registration, and we cannot assure you that we will be granted the Internet-based Audio-Video License.

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

On June 4, 2009, the MOC and MOFCOM jointly issued a circular regulating the trading of Internet games virtual currencies. The circular clearly defines for the first time the meaning of virtual currency and places a set of restrictions on the trading and issuance of virtual currency. The circular also states that Internet games operators are not allowed to give out virtual items or virtual currency through lottery-based activities, such as lucky draws, betting or random computer sampling, in exchange for user’s cash or virtual money. This regulation is mainly targeted at lottery-based activities found in some Internet games.

On July 20, 2009, the MOC promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprise and Online Game Virtual Currency Trading Enterprise, which specifically define the meaning of “issuing enterprise” and “trading enterprise” and stipulate that both of these businesses may not be operated by the same enterprise.

According to the Internet Game Measures, a company must also obtain an Internet Culture Business Permit in order to issue and conduct transactions in virtual currency. Furthermore, the virtual currency issued by an Internet games operator may only be used to exchange for such operator’s Internet games assets. As an additional requirement, the Internet games operator must register the kind, price, and total quantity of virtual currency used in its online games with the local provincial branch of the MOC.

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

On July 16, 2013, the MIIT promulgated the Provisions on Protecting the Personal Information of Telecommunications and Internet Users, which became effective on September 1, 2013. This regulation stipulates that telecommunications business operators and Internet information service providers shall formulate rules on the collection and use of users’ personal information, and publish the same in their business or service premises. Without the consent of users, telecommunications business operators and Internet information service providers are not allowed to collect and use the personal information of the users. Telecommunications business operators and Internet information service providers shall not collect or use information in a deceptive, misleading or compulsory manner, in violation of laws, rules or administrative regulations, or in breach of the agreements between relevant parties. After users have terminated the use of telecommunications services or Internet information service, telecommunications business operators and Internet information service providers must stop the collection and use of the users’ personal information, and provide the users with services for deregistering relevant phone numbers or account numbers.

On August 28, 2014, the MIIT promulgated the Guidance Suggestions on Strengthening the Network Security in the Telecommunications and Internet Sectors, or the Guidance Suggestions. The Guidance Suggestions stipulate priorities to strengthen network security, including deepening the security protection for network infrastructure and business systems, safeguarding the network security environment of the public Internet, strengthening the network security management for new technology and business. The Guidance Suggestions also set forth safeguarding measures for network security in the telecommunications and internet sectors.

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

The SAPPRFT and several other governmental authorities have issued a circular requiring the implementation of an “anti-fatigue system” and a real-name registration (by Internet games players) system by all PRC Internet games operators, in an effort to curb addictive Internet games playing behaviors of minors. Under the anti-fatigue system, three hours or less of continuous playing by minors is considered to be “healthy,” three to five hours to be “fatiguing,” and five hours or more to be “unhealthy.” Game operators are required to reduce the value of in-game benefits to a player by half if the player has reached “fatiguing” level, and to zero in the case of “unhealthy” level. To identify whether a player is a minor and thus subject to the anti-fatigue system, a real-name registration system is also adopted, which requires Internet games players to register their real identity information before they play Internet games. Dacheng has successfully developed such an anti-fatigue system. On July 1, 2011, the SAPPRFT and several other government authorities jointly promulgated a further notice to strengthen the implementation of the anti-fatigue system and real-name registration, entitled the Notice on Initializing the Verification of Real-Name Registration for Anti-Fatigue System on Internet Games, or the Real-Name Registration Notice, which took effect on October 1, 2011. The Real-Name Registration Notice’s main focus is to prevent minors from using adults’ identification cards to play Internet games. Accordingly, the notice provides more stringent punishment for Internet game operators for not implementing the anti-fatigue and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-Name Registration Notice is termination of the operation of an Internet game if it is found to be in violation of the anti-fatigue and real-name registration requirements. On February 5, 2013, the MOC and several other governmental authorities issued the Work Plan of Comprehensive Prevention and Cure Project on Internet Games Addiction of Minors. The plan emphasizes that the cultural administrative authorities and press and publication administrative authorities must further supervise the Internet game operators to implement the anti-fatigue system and other measures. On July 25, 2014, the SAPPRFT issued the Notice of Depth Measures regarding Verification of Real-Name Registration for Anti-Fatigue System on Internet Games, which took effect on October 1, 2014. The notice provides that the press and publication administrative authorities shall take further measures to implement the verification of real-name registration for anti-fatigue system.

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

In July 2014, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment, Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 37, which became effective on July 4, 2014 and superseded prior SAFE regulations promulgated in October 2005. Notice 37 and relevant SAFE regulations require PRC residents to register with the relevant SAFE branch before contributing the onshore or offshore assets or interests to the special purpose companies and complete amended registrations with the relevant SAFE branch upon the change of basic information of the registered overseas special purpose company such as PRC resident shareholder, name, operating period, or major events such as increase or reduce of PRC resident’s capital contribution, share transfer or exchange, merger or division. The term “PRC residents,” as used in Notice 37, includes not only PRC citizens but also other persons who habitually reside in the PRC for economic benefit.

A number of terms and provisions in Notice 37 and relevant SAFE regulations remain unclear. Due to the uncertainty regarding the interpretation and implementation of Notice 37 and relevant SAFE regulations, we cannot predict how such notice and regulations will affect our business operations or future strategies. For example, the ability of our present and prospective PRC subsidiaries to conduct foreign exchange activities, such as remitting dividends and foreign currency-denominated borrowings, may be subject to compliance with requirements of Notice 37 and relevant SAFE regulations by the PRC resident holders of our ordinary shares and ADSs. Despite our efforts to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related foreign exchange regulations. In particular, we cannot assure you that we will be able to cause all the present or prospective PRC resident holders of our ordinary shares or ADSs to comply with all SAFE regulations. A failure by the PRC resident holders of our ordinary shares or ADSs to comply with Notice 37 and relevant SAFE regulations or our inability to secure required approvals or registrations may subject us to fines or legal sanctions, limit our subsidiaries’ ability to make distributions or pay dividends, restrict our overseas or cross-border investment activities or affect our ownership structure, any of which could affect our business and prospects.

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

Overview

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely Internet games, mobile games and WVAS. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature-phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a feature phone mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as Android and iOS. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market. In May 2012, we entered into a strategic partnership with WarGaming, which granted us the exclusive license to all of WarGaming’s games in the PRC, including World of Tanks, World of Warplanes and World of Warships. In addition, as of December 31, 2014, we were also the exclusive licensee in the PRC for the Guild Wars 2 game developed by ArenaNet, Blitzkrieg 3 game developed by ZZima, Auto Club Revolution game developed by Eutechnyx and Guozhan Online game developed by Guangzhou Sixiang.

We were incorporated under the laws of the Cayman Islands on May 6, 2002. Our revenues were US$227.6 million in 2014, compared to US$173.7 million in 2013. Our net income was US$22.6 million in 2014, compared to US$20.7 million in 2013. As a percentage of our total revenues, revenues generated from Internet games, mobile games and WVAS and accounted for 51.9%, 19.8% and 28.3% in 2014, respectively.

We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of their development, particularly in new and rapidly evolving markets such as the Internet games, mobile games and WVAS.

The major factors affecting our financial condition and results of operations include:

•	trends in the Internet games, mobile games and WVAS markets in the PRC;

•	continued growth in the number of players for, and revenues generated from, the World of Tanks game;

•	our product development efforts to capitalize on market opportunities, including the successful launches of new smartphone mobile games and Internet games, which depend, in part, on our ability to anticipate and effectively respond to the changing consumer tastes and preferences and technological advances in a timely manner;

•	changes in the policies or guidelines of China Mobile and other PRC telecommunications operators with respect to our mobile games and WVAS businesses;

•	changes in laws, rules and regulation affecting our businesses;

•	development of competing services from China Mobile, other PRC telecommunications operators, and increased competition in the mobile games and Internet games markets from the more established companies that develop and operate personal computer-based games, as well as the mobile platform application developers;

•	effectiveness of our marketing and promotional activities;

•	technological advancement of the mobile telecommunications market, including the adoption of 4G and subsequent standards of mobile handsets and networks, and the smartphone mobile games and Internet games market in the PRC; and

•	changes in the number, scope and terms of our cooperation arrangements with the telecommunications operators, content providers, mobile handset manufacturers, mobile handset distributors and other key players in the PRC’s mobile telecommunications industry.

In order to reduce the risk that our financial condition and results of operations will be overly dependent upon, and disproportionately impacted by, any particular service offering, technology platform or telecommunications operator, we have sought to broaden the range of our services, expand our distribution channels, cultivate new relationships with telecommunications operators and develop our non-carrier billing channel mobile games and Internet games businesses, both of which are less dependent on the telecommunications operators than either carrier billing channel mobile games or WVAS. Our acquisitions of Dacheng and Noumena are also part of this diversification strategy.

Revenues

The following table sets forth the revenues attributable to services derived from the Internet games, mobile games and WVAS segments in terms of amount and as a percentage of our total revenues (net of sales tax) for the periods indicated:

	For the year ended December 31,
	2012			2013			2014
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Internet games	US$	82,902.8	45.9%	US$	93,792.3	54.0%	US$	118,099.8	51.9%
Mobile games		20,971.0	11.6		16,908.3	9.7		45,036.4	19.8
WVAS		76,712.3	42.5		62,953.2	36.3		64,459.7	28.3
Total	US$	180,586.1	100.0%	US$	173,653.8	100.0%	US$	227,595.9	100.0%

Internet Games Revenues

The Internet games revenues are primarily derived from Internet games operation revenues and licensing revenues. We earn Internet games operation revenues through the provision of Internet games services to players under an item-based revenue model, whereby players are able to play the Internet games free of charge for an unlimited amount of time, or a small amount of initial fee in the case of Guild Wars 2 game, but are charged for purchasing in-game items, such as in-game performance-enhancing items, mechanized vehicles, clothing, accessories and pets. In 2014, we derived a majority of our Internet games revenues from revenues generated through the operation of our licensed Internet games, especially the World of Tanks game, the World of Warplanes game and the Guild Wars 2 game, which generated approximately 72.1%, 1.8% and 23.3%, respectively, of our Internet games revenues from the in-game items purchased for the Internet games for 2014. We expect revenues generated from those games to continue to be major drivers for growing our Internet games revenues in 2015. Both the World of Tanks game and the World of Warplanes game are licensed from WarGaming, and due to our dependence on the World of Tanks game and the World of Warplanes game for about 73.9% of our Internet games revenues, our business relationship with WarGaming is critical to the continued operation of the World of Tanks game. For a description of risks related to our dependence on a small number of Internet games for a significant portion of our Internet games revenues, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We depend on a small number of Internet games for a significant portion of our Internet games revenues. As a result, any factors that could have an adverse impact on the development, marketing and distribution of these Internet games, or on our business relationships with the licensors of these Internet games, could materially decrease our Internet games revenues, and have a material adverse effect on our business, financial condition, results of operations and prospects.”

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

Our Internet games revenues were US$118.1 million in 2014, of which 98.9% was generated from game operations and 1.1% was generated from licensing our Internet games to third party licensees.

Mobile Games Revenues

Our mobile games revenues were US$21.0 million, US$16.9 million and US$45.0 million in 2012, 2013 and 2014, respectively. Our mobile games revenues consist of (i) revenues from carrier billing channels, which are generated from mobile games operated on the PRC telecommunications operators’ platforms, and (ii) revenues from non-carrier billing channel, which are collected from various Internet platforms, such as Xiaomi, 91 Wireless, 360 and Snappea. Mobile games revenues from carrier billing channel increased from US$10.1 million in 2013 to US$23.8 million in 2014 and mobile games revenues from non-carrier billing channel increased from US$6.8 million in 2013 to US$21.2 million in 2014. The increase in mobile games revenues from carrier billing channel in 2014 was primarily due to the launch of new mobile games, including self-developed smartphone games, on telecommunication operators’ platforms. The increase in mobile games revenues from non-carrier billing channel in 2014 was primarily due to new smartphone games we launched on the Android and iOS platforms during 2014, including Rushing Three Kingdoms, My Princess is Cutest and Kuiba: the Rising of Warlord.

We generate a part of our mobile games revenues by distributing mobile games through the networks of China Mobile. As a percentage of our total mobile games revenues, mobile games revenues received through China Mobile accounted for 72.6%, 60.4% and 49.9% in 2012, 2013 and 2014, respectively. Due to our dependence on China Mobile for substantial portion of our mobile games revenues, our working relationship with China Mobile is critical to the operation of our mobile games business. For a description of risks related to our dependence on China Mobile, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We depend on China Mobile and other PRC telecommunications operators for the part of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.” We expect to supplement these streams of revenues in 2015 with revenues that we expect to generate from sales of our internally developed smartphone mobile games, which we distribute through digital distribution platforms, such as app stores developed by smartphone handset manufacturers.

WVAS Revenues

The following table sets forth the revenues attributable to each line of WVAS service in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2012			2013			2014
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
SMS	US$	38,647.6	21.4%	US$	31,844.5	18.4%	US$	31,923.0	14.0%
IVR		13,256.0	7.3		14,658.6	8.5		13,210.5	5.8
CRBT and others		18,810.9	10.4		14,645.0	8.4		17,993.5	7.9

WAP		2,651.6	1.5		709.0	0.4		364.7	0.2
MMS		3,346.2	1.9		1,096.1	0.6		968.0	0.4
Total WVAS revenues	US$	76,712.3	42.5%	US$	62,953.2	36.3%	US$	64,459.7	28.3%

We generate our WVAS revenues from fees paid by mobile phone users who use our services through the networks of China Mobile, China Unicom and China Telecom. Our dependence on China Mobile decreased in 2014, as China Mobile continued to de-emphasize their WVAS businesses. As a percentage of our total WVAS revenues, WVAS revenues generated from China Mobile represented approximately 66.8% and 59.1% in 2013 and 2014, respectively. Due to our dependence on China Mobile for a substantial portion of our WVAS revenues, our working relationship with China Mobile is critical to the financial condition and results of operations of our WVAS business. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.”

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

In addition, China Mobile has been implementing a series of measures targeted at further improving the user experience for mobile handset embedded services, in addition to the introduction of a new SMS code management system. Under these measures, WVAS that are embedded in handsets will be required to introduce additional notices and confirmations to end-consumers during the purchase of such services. In addition, services related to SMS short codes will be required to be more tailored to the specific service offerings or service partners. Previously, a single SMS code could be used for multiple service offerings or partners.

For a description of risks related to significant changes in the billing and service provider policies of the telecommunications operators, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us could result in lower revenues or additional costs for us and materially and adversely affect our financial condition and results of operations.”

Our WVAS revenues were US$76.7 million, US$63.0 million and US$64.5 million in 2012, 2013 and 2014, respectively. The continued decrease of our WVAS revenues over the past three years also reflects the decreased reliance by telecommunications operators on products of third party services providers such as our company, to generate revenues as well as their increased emphasis on data transmission to generate revenues. We believe such trends are likely to continue in the near future.

Cost of Revenues

Our cost of revenues includes Internet games cost of revenues, mobile games cost of revenues and WVAS cost of revenues.

Internet Games Cost of Revenues

Our Internet games cost of revenues consists mainly of revenue sharing paid to third party Internet game licensors, labor costs, warrant amortization, bandwidth leasing charges, depreciation and facility costs relating to equipment used to provide Internet games services. Total Internet games cost of revenues in 2012, 2013 and 2014 was US$39.5 million, US$45.5 million and US$61.4 million, respectively. As a percentage of our Internet games cost of revenues, revenue sharing paid to third party Internet game licensors accounted for 76.9%, 86.2% and 84.2% in 2012, 2013 and 2014, respectively. The increase in Internet games cost of revenues in 2014 was primarily due to increases in our overall Internet games business and associated revenue sharing and game license fees paid to third party Internet game licensors. We began acquiring licenses to operate Internet games from other Internet games developers in 2011, as part of our plan to grow our portfolio of licensed Internet games that complement our internally developed games. We expect our Internet games cost of revenues to increase in 2015 as we expect revenues generated from our licensed games such as the World of Tanks, the World of Warplanes and the Guild Wars 2 games to continue to be major drivers for growing our Internet games revenues in 2015. To a lesser extent, we expect our Internet games cost of revenues to increase in 2015 as a result of the launch of certain new games that we licensed in 2013.

Mobile Games Cost of Revenues

For carrier billing channel mobile games, our cost of revenues consists mainly of server trustee fee, testing fee and fees paid to telecommunication operators. For non-carrier billing channel mobile games, our cost of revenues consists mainly of revenue sharing with channel partners and license fees. Total mobile games cost of revenues in 2012, 2013 and 2014 was US$10.9 million, US$7.8 million and US$23.0 million, respectively. Total carrier billing channel mobile games cost of revenues increased by 70.5% from US$6.1 million in 2013 to US$10.3 million in 2014. This increase of cost of revenues is largely as a result of the increase of fees paid to telecommunication operators. Total non-carrier billing channel mobile games cost of revenues increased from US$1.7 million in 2013 to US$12.7 million in 2014. This significant increase in cost of revenues is largely as a result of the increase in revenue sharing with channel partners and the increase of license fees.

We expect our mobile games cost of revenues to increase as a percentage of our total mobile game revenue in 2015 as a result of additional fees paid for non-carrier distribution channels as well as increased licenses fees and revenue sharing in connection with licensed mobile games. We further expect our mobile games cost of revenues to correspondingly increase as a result of higher sales of our internally developed non-carrier billing channel mobile games, which we plan to distribute through digital distribution platforms, such as app stores developed by smartphone handset manufacturers.

We intend to develop internally our mobile games, which generally have higher profit margin. However, in order to expand our mobile games business and increase our market share, we also plan to actively identify quality mobile games to be acquired or licensed from third parties, which generally have lower profit margins.

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

Our total WVAS cost of revenues in 2012, 2013 and 2014 was US$52.7 million, US$43.1 million and US$44.9 million, respectively. As a percentage of our WVAS revenues, our WVAS cost of revenues in 2012, 2013 and 2014 was 68.6%, 68.4% and 69.6%, respectively. In 2014, as a percentage of our WVAS cost of revenues, service fees to the telecommunications operators represented approximately 17.8%, payments to handset manufacturers represented approximately 2.5%, net transmission charges to the telecommunications operators represented approximately 3.2%, payments to content providers represented approximately 5.1%, payments to other cooperation partners represented approximately 38.4% and bandwidth leasing charges, depreciation and other facility costs represented approximately 2.6%.

Our WVAS cost of revenues slightly increased in 2014 principally as a result of the increase in service fees we paid to our content providers and media partners.

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

Operating Expenses

	For the year ended December 31,
	2012			2013			2014
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)

Product development	US$	18,382.4	10.2%	US$	26,401.7	15.2%	US$	25,107.4	11.0%
Selling and marketing		24,586.0	13.6		26,674.0	15.3		42,522.7	18.7
General and administrative		11,629.3	6.4		8,976.2	5.2		12,564.6	5.5
Goodwill and intangible assets impairment loss		-	-		1,562.4	0.9		1,323.3	0.6
Total	US$	54,597.7	30.2%	US$	63,614.3	36.6%	US$	81,518.0	35.8%

Product Development Expenses

Our product development expenses consist primarily of compensation and benefits for our product and development team. Our product development expenses in 2012, 2013 and 2014 were US$18.4 million, US$26.4 million and US$25.1 million, respectively. We expect our product development expenses to increase in 2015, as we continue to expand our offerings in Internet games and mobile games.

Sales and Marketing Expenses

Our sales and marketing expenses consist mainly of expenses associated with sponsoring promotional events and compensation and benefits for our sales, marketing and customer service teams. Our sales and marketing expenses in 2012, 2013 and 2014 were US$24.6 million, US$26.7 million and US$42.5 million, respectively. We expect our sales and marketing expenses to increase in 2015, as we plan to continue promoting our Internet and mobile games and launching several licensed Internet and mobile games in 2015.

General and Administrative Expense

Our general and administrative expenses consist primarily of compensation and benefits for general management, finance and administrative personnel, professional fees and other office expenses. Our general and administrative expenses in 2012, 2013 and 2014 were US$11.6 million, US$9.0 million and US$12.6 million, respectively. We expect our general and administrative expenses to increase if our business grows in future periods as we may also incur more expenses relating to employee compensation and other administrative and professional fees.

Impairment of Goodwill and Intangibles

In the annual goodwill impairment test conducted in December 2012, 2013 and 2014, the fair value of each reporting unit exceeded its carrying value. As a result, no goodwill impairment was recorded in 2012, 2013 or 2014.

As a result of the unsatisfactory performance of certain Internet games and uncertainty in the localization development of some other Internet games, the carrying amount of the relevant Internet game licenses we possessed in 2013 and 2014 exceeded the sum of undiscounted cash flows expected to generate from the use and eventual disposition of such licenses. Accordingly, we recognized an impairment loss of US$1.56 million and US$1.32 million, respectively, in 2013 and 2014.

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

Revenue Recognition

Internet Games Revenues

We derive Internet games revenues primarily from Internet games operation revenues and licensing revenues. Normally, we earn Internet games operation revenues through providing Internet games services to players under an item-based revenue model, whereby players are able to play the Internet games free of charge for an unlimited amount of time, but are charged for purchasing in-game items, such as in-game performance-enhancing items, mechanized vehicles, clothing, accessories and pets. For Guild Wars 2, where the players need to pay an initial fee to access the games, we recognize the revenue from such initial access fees ratably throughout the estimated lives of the players in the games. Revenues from the sales of in-game items are recognized when the items are consumed by customers or over the estimated lives of the items.

The revenue recognition policy for the item-based games relies on the useful lives of various items associated with each of our item-based games. The in-game items have different life patterns: one-time use items, limited life items with useful life ranging from three days to 90 days and permanent life items. To determine whether an in-game item has a limited or permanent life, we consider whether such in-game items are offered with unlimited lasting benefit, which means that players may use such in-game items at will without any usage or time limits as long as such players are active. Limited life in-game items have usage or time limits while permanent life in-game items offer unlimited lasting benefit to the players. Revenues from the sales of one-time use in-game items are recognized upon consumption. Revenues from the sales of limited life in-game items are recognized ratably based on the extent of time passed until expiration. Revenues from the sales of permanent life in-game items are recognized ratably based on the estimated lives of the in-game items, which is the period during which the player is expected to continue to play the game. Revenue from initial fees for accessing the games is recognized ratably throughout the period during which the players are expected to play the game.

We take into account paying player behavior patterns in estimating the lives of permanent life in-game items, including the average period that the typical player plays our games based on log-on data, which are affected by various factors such as acceptance and popularity of the game, game updates and other in-game items, promotional events launched, future operating strategies and market conditions. Based on the above considerations for all active games, we have determined the estimated life for all permanent life in-game items is six months. We review, at least annually, the average playing periods of game players for all active games to determine if the six-month estimated life for permanent in-game items remains reasonable. Based on our latest review, such estimated life remains reasonable and has not changed over time. We revise our estimates as we continue to collect operating data and refine our estimation process and results accordingly. All paying users’ data collected since the launch of the games are used to perform the relevant assessments. Historical behavior patterns of these paying users during the period between their first log-on date and last log-on date are used to estimate the lives of the permanent life in-game items.

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

We evaluate our cooperation arrangements with WarGaming and ArenaNet to determine whether to recognize our revenues of the World of Tanks, World of Warplane and Guild Wars 2 on a gross or net basis. Our determination is based upon an assessment of whether we act as principal or agent when providing our services. We have concluded that we act as principal in the arrangement. Factors that support our conclusion mainly include:

•	we, instead of WarGaming and ArenaNet, are the primary obligor in the arrangement because we are responsible for the fulfillment and acceptability of the game;

•	we have the sole latitude in establishing price;

•	we are involved in designing the changes to the content of the game; and

•	we are involved in the determination of content specifications of the game.

Based on these factors, we believe that recognizing our revenues of the World of Tanks, World of Warplanes and Guild Wars 2 on a gross basis is appropriate.

Mobile Games Revenues

The mobile games revenues consist of mobile games revenues from carrier billing channels and non-carrier billing channels. We recognize mobile games revenues from carrier billing channels for mobile games services provided on the platforms of PRC telecommunications operators. Mobile phone users download the mobile games in the same manner as they download WVAS, and we recognize revenues from such carrier billing channel mobile games services in the same way as we recognize WVAS revenues. Mobile phone users could also download games on Android platforms and we recognize revenues from such services in the same way as we recognize revenues from non-carrier billing channels. We recognize mobile games revenues from non-carrier billing channels for mobile games services provided on platforms such as global Android and iOS platforms. Mobile phone users download the mobile games on Android and iOS platforms. We adopt the item-based revenue model. The basic game play functions are free of charge, and players are charged for purchases of in-game items.

We record revenue generated from self-developed mobile games on a gross basis as we are acting as the principal and the primary obligor to end-users for the games distributed through digital storefronts. The principal agent consideration is based on an assessment of various factors, including but not limited to whether we (i) are the primary obligor in the arrangement; (ii) have latitude in establishing the selling price; (iii) change the product or perform part of the service and (iv) have involvement in the determination of product and service specifications.

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

In 2013 and 2014, estimated revenues generally accounted for less than 5% of our reported quarterly revenues and less than 5% of our reported annual revenues. Our estimates are based on:

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

The telecommunications operators remit to us amounts net of an allowance they have made for the doubtful debts in respect of the amounts due to us from our customers. They also net their fees for the services they provide to us, including billing and collection services, and net transmission charges from their remittances to us. Certain telecommunications operators do not provide an itemized analysis of their remittances, and as a result we are unable to determine what allowance, if any, for doubtful or bad debts should be recorded for our services delivered through such telecommunications operators. Accordingly, recognition of revenues is based upon the gross amounts reported on the telecommunications operators’ monthly statements to us, which are net of doubtful debts.

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

In 2014, the average time from our receipt of statements from the telecommunication operators until they paid us the amounts due under such statements was approximately 60 days. We cannot assure you that our period to collect accounts receivables will not increase in the future.

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

Capitalization and Impairment of Intangibles Related to Game Licenses

We purchased game licenses from both China and overseas game developers in 2012, 2013 and 2014. The consideration for these game licenses include cash, warrants exercisable into our ordinary shares and royalty payments. We capitalize the consideration for these game licenses and recorded the assets as definite life intangible assets at the fair value of the total consideration on the relevant transaction dates. We have estimated that the useful life of the intangible assets related to these game licenses is three years based on the useful life of other games that we have launched historically. We amortize the intangible assets over the useful life of three years starting from the commercial launch date of the game.

For purposes of recognition and measurement of an impairment loss, each intangible asset is considered the lowest level asset group that generates identifiable independent cash flows. As a result of the unsatisfactory performance of certain Internet games and uncertainty in the localization development of some other Internet games, the carrying amount of the relevant Internet game licenses we possessed in 2013 and 2014 exceeded the sum of undiscounted cash flows expected to generate from the use and eventual disposition of such licenses. Accordingly, we recognized an impairment loss of US$1.56 million and US$1.32 million, respectively, in 2013 and 2014, which were reported in impairment loss of intangible assets.

Impairment Loss on Cost Method Investment

We review our long-term investments for other-than-temporary impairment in accordance with relevant accounting literature, based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and our intent and ability to hold the investment. In view of the declines of fair value below the carrying cost of certain long-term investments, we performed an evaluation to determine whether any of the declines were other-than-temporary. We did not recognize any impairment losses 2012. We recognized US$2 million in impairment losses on long-term investments in each of 2013 and 2014, primarily attributable to the long-term investments having been in a continuous loss-making position and failing to generate profit as contemplated at the time of our investments.

Consolidation of Variable Interest Entities

The applicable PRC laws, rules and regulations currently restrict foreign ownership of business entities providing value-added telecommunications services in the PRC. To comply with these laws, rules and regulations, we conduct substantially all of our business through our variable interest entities and their subsidiaries. We have, through two of our wholly-owned subsidiaries in the PRC, entered into contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang, Xinreli, BJXR and Dacheng, such that these entities are considered as our variable interest entities and we are considered as their primary beneficiary. As advised by our PRC counsel, Commerce & Finance Law Offices, the terms of each agreement under the contractual arrangements are currently exercisable and legally enforceable under the applicable PRC laws, rules and regulations. More specifically, we believe that, subject to compliance with applicable PRC laws, rules and regulations, we have the sole discretion under the contractual arrangements to designate and/or replace the shareholders, directors and senior management of these entities. As a result, we believe this gives us the power to direct the activities that most significantly impact the economic performance of these entities and their subsidiaries. We believe that we also have the right to receive substantially all of the economic benefits from these entities and their subsidiaries. Accordingly, as the primary beneficiary of these entities and in accordance with U.S. GAAP, we consolidate financial results and assets and liabilities of these variable interest entities into our consolidated financial statements.

We note that the PRC laws, rules and regulations governing the validity of the contractual arrangements with our variable interest entities are uncertain and the relevant government authorities may have broad discretion in interpreting these laws, rules and regulations. See “Item 3 — Key Information — Risk factors — Risks Relating to Our Corporate Structure—Our business and operations could be significantly disrupted, and we could be subject to sanctions, if the contractual arrangements between us and our consolidated variable interest entities that we depend on for operating our Internet games, mobile games and WVAS are found to be non-compliant with applicable PRC law” and “Item 3 — Key Information — Risk factors — Risks Relating to Our Corporate Structure — Our contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce” and “Item 3 — Key Information — Risk factors — Risks Relating to Our Corporate Structure — The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, which may substantially disrupt our business.”

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

As of December 31, 2012, 2013 and 2014, we had three reporting units: Internet games, mobile games and WVAS.

We estimate the fair value of our reporting units using the income approach valuation, which includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit are based on discrete five-year financial forecasts developed by our management for planning purposes. Cash flows beyond the forecasted period and discrete forecasts are estimated using a terminal value calculation, which incorporates historical and forecasted financial trends for each reporting unit and considers long-term earnings growth rates for publicly traded peer companies. Publicly available information with respect to the market capitalization of our company is also considered in assessing the reasonableness of the aggregate fair value of our reporting units, estimated using the discounted cash flow methodology. No goodwill impairment was recorded in 2012, 2013 or 2014.

The following table sets forth the details of the goodwill impairment test as of December 31, 2014.

	Internet Games	Mobile Games	WVAS
	(in thousands of U.S. dollars, except percentages)
Estimated fair value	278,354.3	46,903.1	31,541.1
Carrying value net	254,850.0	40,399.4	26,681.0
Percentage by which the fair value exceed or (below) the carrying value	9.2%	16.1%	18.2%
The carrying value of goodwill	67,044.6	20,827.3	2,147.2

In the annual goodwill impairment test conducted in December 2014, the fair value of each reporting unit substantially exceeded its carrying value. As a result, no goodwill impairment was recorded in 2014.

The principal assumptions made by management in determining goodwill impairment as of December 31, 2014 include the following:

•	cash flow discount rates of 27%, 26% and 26% and terminal value growth rates of 3%, 3% and 1% were used for the Internet games, mobile games and WVAS units, respectively as of December 31, 2014;

•	there will be no major changes in existing political, legal, fiscal and economic conditions in the PRC;

•	except for the new enterprise income tax law that took effect on January 1, 2008, there will be no major changes in the current tax law of the PRC, and all applicable laws and regulations will be complied with;

•	exchange rates and interest rates will not differ materially from those presently prevailing;

•	each reporting unit will retain and have competent management, key personnel, and technical staff to support its ongoing operations;

•	the availability of financing will not be a constraint on the forecasted growth of operations; and

•	industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

As of December 31, 2014, the estimated fair values of the Internet games, mobile games and WVAS units were 9.2%, 16.1% and 18.2% in excess of their respective carrying values. We also performed a sensitivity analysis on the financial results of all of the reporting units. If the discount rate were to increase by 5% of the existing rate or the projected revenue growth rate for 2015 were to decrease by 5% of the existing rate, the fair value of each reporting unit is expected to continue to be higher than the carrying value of the respective reporting unit.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We have concluded that there were no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2012, 2013 and 2014. We did not incur any interest and penalties related to potential underpaid income tax expenses and also do not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. However, taxes relating to 2012 to 2014 remain subject to examination by the PRC tax authorities.

Business Combinations

We account for acquired businesses using the purchase method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. We adopted valuation models to determine the fair value of acquired assets and liabilities assumed. Significant judgment on parameters, such as fair value determined based on assumptions market participants would use in valuing comparable assets and liabilities, among others, is required to be made by our management in applying the models. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree, if any, at the acquisition date over the fair value of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. For shares issued in a business combination, we have estimated their fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration, the payment of which depends on the achievement of certain specified conditions after the acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date. If recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

Recently Adopted Accounting Standards

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

In July 2013, the FASB issued an Accounting Standard Update (“ASU”) which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. The FASB's objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except as set forth in “− Recent Accounting Pronouncements Not Yet Adopted”. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In April 2014, the FASB issued a new pronouncement which amends the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide information about the ongoing trends in a reporting organization’s results from continuing operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In May 2014, the FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1.	Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•	For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

•	For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•	For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2.	Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application.

If an entity elects this transition method it should also provide the additional disclosures in reporting periods that include the date of initial application of the amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

We are currently evaluating the impact on our consolidated financial statements if this guidance is adopted.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation – Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In August, 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Furthermore, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern." The new standard is effective for fiscal years ending after December 15, 2016. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In January 2015, the FASB issued a new pronouncement which eliminates from U.S. GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement - Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item.

If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either present or disclose earnings-per-share data applicable to the extraordinary item.

The FASB heard from stakeholders that the concept of extraordinary items causes uncertainty because it is unclear when an item should be considered both unusual and infrequent. Additionally, some stakeholders said that although users find information about unusual or infrequent events and transactions useful, they do not find the extraordinary item classification and presentation necessary to identify those events and transactions. Other stakeholders noted that it is extremely rare in current practice for a transaction or event to meet the requirements to be presented as an extraordinary item.

The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

Results of Operations

Results of Operations for the Years Ended December 31, 2012, 2013 and 2014

The following table sets forth certain data from our consolidated results of operations for the periods indicated. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

	For the year ended December 31,
	2012		2013		2014
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Revenues
Internet games	$82,902.8	45.9%	$93,792.3	54.0%	$118,099.8	51.9%
Mobile games	20,971.0	11.6	16,908.3	9.7	45,036.4	19.8
WVAS	76,712.3	42.5	62,953.2	36.3	64,459.7	28.3
Total net revenues	180,586.1	100.0%	173,653.8	100.0%	227,595.9	100.0%

Cost of revenues
Internet games	(39,539.8)	(21.9)%	(45,534.4)	(26.2)%	(61.443.1)	(27.0)%
Mobile games	(10,935.0)	(6.0)	(7,780.3)	(4.5)	(22,977.3)	(10.1)
WVAS	(52,655.5)	(29.2)	(43,085.2)	(24.8)	(44,858.6)	(19.7)
Total cost of revenues	(103,130.3)	(57.1)%	(96,399.9)	(55.5)%	(129,279.0)	(56.8)%

Gross profit
Internet games	43,363.0	24.0%	48,257.9	27.8%	56,656.7	24.9%
Mobile games	10,036.0	5.6	9,128.0	5.3	22,059.1	9.7
WVAS	24,056.8	13.3	19,868.0	11.4	19,601.1	8.6
Total gross profit	77,455.8	42.9%	77,253.9	44.5%	98,316.9	43.2%

Operating expenses:
Product development	(18,382.4)	(10.2)%	(26,401.7)	(15.2)%	(25,107.4)	(11.0)%
Selling and marketing	(24,586.0)	(13.6)	(26,674.0)	(15.3)	(42,522.7)	(18.7)
General and administrative	(11,629.3)	(6.4)	(8,976.2)	(5.2)	(12,564.6)	(5.5)
Impairment loss on goodwill	—	—	—	—	—	—
Impairment loss on intangible assets	—	—	(1,562.4)	(0.9)	(1,323.3)	(0.6)
Total operating expenses	(54,597.7)	(30.2)%	(63,614.3)	(36.6)%	(81,518.0)	(35.8)%

Government subsidies	301.4	0.1%	2,176.4	1.2%	1,138.9	0.5%
Income (loss) from operations	23,159.5	12.8	15,816.0	9.1	17,937.8	7.9
Interest income	5,231.3	2.9	6,764.0	3.9	8,864.7	3.9
Interest income from loans to third party	453.6	0.3	—	—	—	—
Interest expense	(262.7)	(0.1)	(693.3)	(0.4)	(895.0)	(0.4)
Impairment loss on cost method investment	—	—	(2,000.0)	(1.1)	(2,000.0)	(0.9)
Exchange gain (loss)	387.6	0.2%	1,487.3	0.9%	(217.6)	(0.1)
Investment income	261.5	0.1	—	—	—	—
Net income (loss) before income taxes	29,230.8	16.2%	21,374.0	12.3%	23,635.9	10.4%
Income taxes expense	(3,490.8)	(1.9)	(712.4)	(0.4)	(1,048.0)	(0.5)
Net income (loss)	$25,740.0	14.3%	$20,661.6	11.9%	$22,587.9	9.9%

Year ended December 31, 2014 compared to year ended December 31, 2013

Revenues. Our total revenues increased by 31.1% to US$227.6 million in 2014 from US$173.7 million in 2013. This increase was primarily due to revenues generated by newly launched Internet games, such as the Guild Wars 2 game and the World of Warplanes game, and newly launched mobile games, such as Rushing Three Kingdoms, My Princess is Cutest, and General Three Kingdoms, and the launch of more mobile games, including self-developed smartphone games, on telecommunication carriers’ platforms.

Our Internet games revenues increased 25.9% to US$118.1 million in 2014 from US$93.8 million in 2013. This increase was mainly due to our releases of Guild Wars 2 and World of Warplanes to Internet game players in the PRC in 2014. In addition, the increase was also driven by the continued stable performance of World of Tanks in the PRC, as we continued to release new updates in 2014 for this massive multiplayer online game. We have established a strong long-term operating strategy to become a leader in the Chinese Internet games market through the War Saga Brand, Guild Wars 2 and other differentiated Internet games under development.

Our Internet games revenues are primarily derived from Internet games operation revenues and licensing revenues. We earn Internet games operation revenues through the provision of Internet games services to players under an item-based revenue model, whereby players are able to play the Internet games free of charge for an unlimited amount of time, or a small amount of initial access fee in the case of Guild Wars 2 game, but are charged for purchasing in-game items, such as in-game performance-enhancing items, mechanized vehicles, clothing, accessories and pets. For a detailed description of our revenue recognition policy on Internet games revenues, see “- Critical Accounting Policies – Revenue Recognition – Internet Games Revenues”. Our Internet games licensing revenues decreased by 45.9% from US$2.5 million in 2013 to US$1.3 million in 2014. Revenues generated within the PRC increased to US$116.8 million in 2014 from US$91.3 million in 2013, representing approximately 98.9% and 97.4% of our total Internet games revenues in 2014 and 2013, respectively. The portion of our Internet games revenues derived outside the PRC includes both license fees and revenue share generated from the operation of our self-developed games by third party publishing partners. Revenues generated outside the PRC decreased by 45.9% to US$1.3 million in 2014 from US$2.5 million in 2013, representing approximately 1.1% and 2.6% of our Internet games revenues in 2014 and 2013, respectively.

Our mobile games revenues increased by 166.4% to US$45.0 million in 2014 from US$16.9 million in 2013. Our mobile games revenues consist of mobile games revenues from carrier billing channel and non-carrier billing channel. Mobile games revenues for carrier billing channel increased from US$10.1 million in 2013 to US$23.8 million in 2014 and mobile games revenues from non-carrier billing channel increased from US$6.7 million to US$21.2 million in 2014. The increase in mobile games revenues from carrier billing channel in 2014 was primarily due to the launch of more mobile games, including self-developed smartphone games, on telecommunication carriers’ platforms. The increase in mobile games revenues from non-carrier billing channel in 2014 was primarily due to new self-developed and licensed smartphone games we launched on the Android and iOS platforms during 2014, including Rushing Three Kingdoms, My Princess is Cutest and Kuiba: the Rising of Warlord.

Our WVAS revenues increased by 2.4% to US$64.5 million in 2014 from US$63.0 million in 2013. The increase was mainly due to the stable performance of WVAS business.

Cost of Revenues. Our total cost of revenues increased by 34.1% to US$129.3 million in 2014 from US$96.4 million in 2013, representing 56.8% and 55.5% of our total revenues in 2014 and 2013, respectively. This increase was largely due to an increase in the volume of our mobile games business and associated fees paid to telecommunications operators in the PRC, revenue sharing with channel partners and license fees. In addition, the increase was also driven by the increase in our Internet games cost of revenues, which is mainly attributable to the increased license fees and revenue sharing with Internet game licensors.

Our Internet games cost of revenues increased by 34.9% to US$61.4 million in 2014 from US$45.5 million in 2013, representing 52.0% and 48.5% of our Internet games revenues in 2014 and 2013, respectively. The increase in our Internet games cost of revenues was primarily due to the increase in shared revenues paid to third party Internet games licensors, largely as a result of increases in the volume of our Internet games business. In particular, the increase in shared revenues paid to third party Internet games licensors was primarily due to increases in shared revenues relating to the World of Tanks game, the World of Warplanes game and the Guild Wars 2 game.

Our mobile games cost of revenues increased by 195.3% to US$23.0 million in 2014 from US$7.8 million in 2013. Total carrier billing channel mobile games cost of revenues increased by 70.5% from US$6.1 million in 2013 to US$10.3 million in 2014. This increase in cost of revenues is largely as a result of the increase in fees paid to telecommunications operators in the PRC. Total non-carrier billing channel mobile games cost of revenues increased from US$1.7 million in 2013 to US$12.7 million in 2014. This increase of cost of revenues is largely as a result of the increase in revenue sharing with channel partners and the increase in license fees.

Our WVAS cost of revenues increased by 4.1% to US$44.9 million in 2014 from US$43.1 million in 2013, representing 69.6% and 68.4% of our WVAS revenues in 2014 and 2013, respectively.

Gross Profit and Gross Margin. Our total gross profit increased by 27.3% to US$98.3 million in 2014 from US$77.3 million in 2013, mainly due to the increase in the volume of our Internet games and mobile games businesses, which was partially offset by the decreases in the volume of our WVAS business. Our gross margin decreased to 43.2% in 2014 from 44.5% in 2013, mainly due to the increase in shared revenues relating to licensed Internet games and increase in revenue sharing with channel partners and license fees for the non-carrier billing channel mobile games.

Our Internet games gross profit increased by 17.4% to US$56.7 million in 2014 from US$48.3 million in 2013, largely due to increases in the volume of our Internet games business, driven by increases in sales from in-game item purchases made by players of the World of Tanks game and the World of Warplanes game, and the initial access fee for the Guild Wars 2 game. Our Internet games gross margin decreased to 48.0% in 2014 from 51.5% in 2013, principally as a result of increases in shared revenues relating to the World of Tanks game, the World of Warplanes game and the Guild Wars 2 game, and decreases in the revenues of our self-developed Internet games.

Our mobile games gross profit increased by 141.7% to US$22.1 million in 2014 from US$9.1 million in 2013, largely due to increases in the volume of our mobile games business as a result of newly launched mobile games on Android and iOS platforms and the launch of more mobile games, including self-developed smartphone games, on telecommunication carriers platforms. Our mobile games gross margin decreased to 49.0% in 2014 from 54.0% in 2013, primarily due to the decrease in gross margin for non-carrier billing channel mobile games from 74.1% in 2013 to 40.2% in 2014 as a result of increases in revenue sharing to channel partners and in license fees, which is partially offset by the increase in gross margin for carrier billing channel mobile games from 40.5% in 2013 to 56.8% in 2014.

Our WVAS gross profit decreased by 1.3% to US$19.6 million in 2014 from US$19.9 million in 2013, primarily due to the decrease in our WVAS revenues relative to the decrease in our WVAS cost of revenues. Our WVAS gross profit margin decreased to 30.4% in 2014 from 31.6% in 2013.

Operating Expenses. Our operating expenses increased by 28.1% to US$81.5 million in 2014 from US$63.6 million in 2013, representing 35.8% and 36.6% our total revenues in 2014 and 2013, respectively.

Our product development expenses decreased by 4.9% to US$25.1 million in 2014 from US$26.4 million in 2013, representing 11.0% and 15.2% of our total revenues in 2014 and 2013, respectively. The decrease in our product and development expenses was primarily due to decreased software development expense and decreases in the number of our product development employees, which decreased to 620 as of December 31, 2014 from 747 as of December 31, 2013.

Our sales and marketing expenses increased by 59.4% to US$42.5 million in 2014 from US$26.7 million in 2013, representing 18.7% and 15.3% of our total revenues in 2014 and 2013, respectively. The increase in our sales and marketing expenses was mainly due to increased sales and marketing activity associated with our newly launched Internet games such as Guild Wars 2 game and World of Warplanes game, and mobile games operated on smartphones.

Our general and administrative expenses increased by 40% to US$12.6 million in 2014 from US$9.0 million in 2013, representing 5.5% and 5.2% of our total revenues in 2014 and 2013, respectively. The increase in our general and administrative expenses was primarily due to the increase in average salaries for our employees/staff. In addition, our increased investment activities in 2014 also resulted in an increase in legal and consulting fees.

Income Tax. Our income tax increased to US$1.0 million in 2014 from US$0.7 million in 2013, primarily reflecting the increase in our taxable income.

Net income. As a result of the foregoing, we had net income of US$22.6 million in 2014 compared to a net income of US$20.7 million in 2013.

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenues. Our total revenues decreased by 3.8% to US$173.7 million in 2013 from US$180.6 million in 2012. This decrease was primarily due to a decrease in revenues generated from our mobile games and WVAS businesses.

Our Internet games revenues increased 13.1% to US$93.8 million in 2013 from US$82.9 million in 2012. This increase was driven largely by significant growth in revenues generated from the operation of our massive multiplayer online game, the World of Tanks game, in the PRC, which saw an increase in sales of in-game items purchased by the World of Tanks game players. Our Internet games revenues are primarily derived from Internet games operation revenues and licensing revenues. We earn Internet games operation revenues through the provision of Internet games services to players under an item-based revenue model, whereby players are able to play the Internet games free of charge for an unlimited amount of time, but are charged for purchasing in-game items, such as in-game performance-enhancing items, mechanized vehicles, clothing, accessories and pets. For a detailed description of our revenue recognition policy on Internet games revenues, see “- Critical Accounting Policies – Revenue Recognition – Internet Games Revenues”. Our Internet games licensing revenues decreased by 52.5% from US$5.2 million in 2012 to US$2.5 million in 2013. Revenues generated within the PRC increased to US$91.3 million in 2013 from US$77.7 million in 2012, representing approximately 97.4% and 93.7% of our total Internet games revenues in 2013 and 2012, respectively. This increase was primarily attributable to increases in transaction volumes from sales of in-game items of the World of Tanks game. The portion of our Internet games revenues derived outside the PRC includes both license fees and revenue share generated from the operation of our self-developed games by third party publishing partners. Revenues generated outside the PRC decreased by 52.5% to US$2.5 million in 2013 from US$5.2 million in 2012, representing approximately 2.6% and 6.3% of our Internet games revenues in 2013 and 2012, respectively.

Our mobile games revenues decreased by 19.4% to US$16.9 million in 2013 from US$21.0 million in 2012. This decrease was mainly due to the adoption by China Mobile of measures similar to those that have affected our WVAS business, as described above, and China Mobile’s decision to de-emphasize its subscription-based mobile games download services. In addition, the decrease in our mobile games revenues was also attributable to an overall shift in the tastes and preferences of consumers in China from traditional feature phone mobile games, which are mainly Java-based, to mobile games that are developed for smartphone platforms, such as Android and iOS mobile games. Also, as we restructured our smartphone game development team in the first half of 2013, new smartphone games were only launched during the second half of 2013, which contributed to the decrease in revenues from smartphone games in 2013. For a description of risks related to significant changes in service provider policies of the telecommunications operators, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us could result in lower revenues or additional costs for us and materially and adversely affect our financial condition and results of operations.” For a description of risks related to uncertainties in the PRC mobile games market, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our mobile games business has a short operating history, and the mobile games market in the PRC is subject to many uncertainties.”

Our WVAS revenues decreased by 17.9% to US$63.0 million in 2013 from US$76.7 million in 2012. The decrease was mainly due to policies implemented by the PRC telecommunications operators since late 2010, including those policies which resulted in the suspension of billing on WAP and G+ mobile games by China Mobile and other PRC telecommunications operators on behalf of third party service providers of such services. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Significant changes in the policies or guidelines of China Mobile or other PRC telecommunications operators with respect to services provided by us may result in lower revenues or additional costs for us and materially and adversely affect our financial condition and results of operations.”

Cost of Revenues. Our total cost of revenues decreased by 6.5% to US$96.4 million in 2013 from US$103.1 million in 2012, representing 55.5% and 57.1% of our total revenues in 2013 and 2012, respectively. This decrease was largely due to a decrease in the volume of our mobile games business and WVAS business and associated service fees we paid to our content providers, media partners and telecommunications operators, which was partially offset by an increase in the Internet games cost of revenues.

Our Internet games cost of revenues increased by 15.2% to US$45.5 million in 2013 from US$39.5 million in 2012, representing 48.5% and 47.7% of our Internet games revenues in 2013 and 2012, respectively. The increase in our Internet games revenues was primarily due to the increase in shared revenues paid to third party Internet games licensors, largely as a result of increases in the volume of our Internet games business. In particular, the increase in shared revenues paid to third party Internet games licensors was primarily due to increases in shared revenues relating to the World of Tanks game.

Our mobile games cost of revenues decreased by 28.8% to US$7.8 million in 2013 from US$10.9 million in 2012, representing 46.0% and 52.1% of our mobile games revenues in 2013 and 2012, respectively. The decrease in our mobile games cost of revenues was primarily due to decreases in service fees and net transmission charges paid to the telecommunications operators, as a result of decreases in our overall mobile games business. To a lesser extent, the decrease in our mobile games cost of revenues was also due to increasing contribution of our lower cost self-developed smartphone games, which we launch on Android and iOS platforms. Smartphone games, unlike feature phone games, incur service fees on Android and iOS distribution platforms which are generally less than those charges paid to the telecommunications operators as a percentage of revenues.

Our WVAS cost of revenues decreased by 18.2% to US$43.1 million in 2013 from US$52.7 million in 2012, representing 68.4% and 68.6% of our WVAS revenues in 2013 and 2012, respectively.

Gross Profit and Gross Margin. Our total gross profit decreased by 0.3% to US$77.3 million in 2013 from US$77.5 million in 2012, mainly due to the decrease in the volume of our mobile games and WVAS businesses, which was partially offset by the increases in the volume of our Internet games business. Our gross margin increased to 44.5% in 2013 from 42.9% in 2012.

Our Internet games gross profit increased by 11.3% to US$48.3 million in 2013 from US$43.4 million in 2012, largely due to increases in the volume of our Internet games business, driven by increases in sales from in-game item purchases made by the World of Tanks game players and our successful operation of the World of Tanks game. Our Internet games gross margin decreased to 51.5% in 2013 from 52.3% in 2012, principally as a result of increases in shared revenues relating to the World of Tanks game, and decreases in the revenues of our self-developed Internet games.

Our mobile games gross profit decreased by 9.0% to US$9.1 million in 2013 from US$10.0 million in 2012, largely due to decreases in the volume of our mobile games business, as a result of the adoption by China Mobile of measures similar to those that have affected our WVAS business, as described above, and China Mobile’s decision to de-emphasize its subscription-based mobile games download services. Our mobile games gross margin increased to 54.0% in 2013 from 47.9% in 2012, primarily due to the growth of our self-developed smartphone games.

Our WVAS gross profit decreased by 17.4% to US$20.0 million in 2013 from US$24.1 million in 2012, primarily due to the decrease in our WVAS revenues relative to the decrease in our WVAS cost of revenues. Our WVAS gross profit margin increased to 31.6% in 2013 from 31.4% in 2012.

Operating Expenses. Our operating expenses increased by 16.5% to US$63.6 million in 2013 from US$54.6 million in 2012, representing 36.6% and 30.2% of our total revenues in 2013 and 2012, respectively.

Our product development expenses increased by 43.6% to US$26.4 million in 2013 from US$18.4 million in 2012, representing 15.2% and 10.2% of our total revenues in 2013 and 2012, respectively. The increase in our product and development expenses was primarily due to increased software development expense and increases in the number of our product development employees, which increased to 747 as of December 31, 2013 from 698 as of December 31, 2012.

Our sales and marketing expenses increased by 8.5% to US$26.7 million in 2013 from US$24.6 million in 2012, representing 15.3% and 13.6% of our total revenues in 2013 and 2012, respectively. The increase in our sales and marketing expenses was mainly due to increased sales and marketing activity associated with our Internet games and mobile games operated on smartphones.

Our general and administrative expenses decreased by 22.8% to US$9.0 million in 2013 from US$11.7 million in 2012, representing 5.2% and 6.4% of our total revenues in 2013 and 2012, respectively. The decrease in our general and administrative expenses was primarily due to our share options granted to general and administrative employees being mostly vested in 2012, leading to a decrease in our share based compensation expenses in 2013.

Income Tax. Our income tax decreased to US$0.7 million in 2013 from US$3.5 million in 2012, primarily reflecting the decrease in our taxable income.

Net income. As a result of the foregoing, we had net income of US$20.7 million in 2013 compared to a net income of US$25.7 million in 2012.

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating, investing and financing activities for the periods indicated.

	For the year ended December 31,
	2012		2013		2014
	(in thousands of U.S. dollars)

Net cash provided by operating activities	US$	46,655.9	US$	35,729.5	US$	31,069.3
Net cash used in investing activities		41,206.8		43,944.6		32,117.6
Net cash used in (provided by) financing activities		14,313.0		(8,956.8)		16,914.8
Effect of exchange rate changes		47.1		1,991.3		(371.4)
Net (decrease) increase in cash and cash equivalents		(8,816.8)		2,733.0		(18,334.5)
Cash and cash equivalents, beginning of year		129,511.5		120,694.7		123,427.7
Cash and cash equivalents, end of year	US$	120,694.7	US$	123,427.7	US$	105,093.2

Our primary source of liquidity is cash flow from operating activities. As of December 31, 2013 and December 31, 2014, our cash and cash equivalents were US$123.4 million and US$105.1 million, respectively.

We do not bill or collect payment from users of carrier billing channel mobile games and WVAS directly, but instead depend on the billing systems and records of China Mobile and other PRC telecommunications operators to record the volume of such services provided, charge our customers, collect payments and remit payments to us less transmission fees and service fees. If China Mobile or any other PRC telecommunications operator ceases to continue cooperating with us, we would have to explore further cooperation with other telecommunications service providers and/or explore alternative billing systems to collect payments from customers.

Net cash provided by operating activities decreased to US$31.1 million in 2014 from US$35.7 million in 2013. This decrease was primarily due to a decrease in cash provided by our WVAS business. Net cash provided by operating activities decreased to US$35.7 million in 2013 from US$46.7 million in 2012. This decrease was primarily due to a decrease in cash provided by our mobile games and WVAS business.

Net cash used in investing activities decreased to US$32.1 million in 2014 from US$43.9 million in 2013. This decrease was primarily due to a decrease of US$68.5 million in the purchase of held-to-maturity securities, which was partially offset by an increase of US$27.4 million in restricted cash and by our acquisition of a minority interest in Lianzhong for a total consideration of approximately US$16.3 million. Net cash used in investing activities increased to US$43.9 million in 2013 from US$41.2 million in 2012. This increase was primarily due to an increase of US$33.0 million in the purchase of held-to-maturities securities and an increase of US$4.1 million in term deposits, which was offset by a deposit of RMB225 million, or US$35.5 million, that we made with the Bank of Communications to guarantee a standby letter of credit in connection with our licensing of Guild Wars 2 from ArenaNet in 2012.

Net cash used in financing activities was US$16.9 million in 2014, compared to net cash provided by financing activities of US$9.0 million in 2013. The increase of net cash used in financing activities was primarily due to an increase of US$41.0 million in dividends paid to shareholders, an increase of US$15.2 million in deferred payments for intangible assets and a decrease of US$21.9 million in proceeds from the exercise of warrants to purchase our ordinary shares by third parties. These amounts were partially offset by an increase of US$33.4 million in the proceeds from bank borrowings. Net cash provided by financing activities was US$9.0 million in 2013, compared to net cash of US$14.3 million used in financing activities in 2012. The increase of net cash provided by financing activities was primarily due to proceeds of US$27.8 million from the exercise of warrants by NGP, FitRun and Wargaming, respectively. In September 2013, each of NGP and FitRun exercised a warrant to purchase 40 million of our ordinary shares at a purchase price of US$0.125 per share. In May 2013, Wargaming exercised a warrant to purchase 120 million of our ordinary shares at a purchase price of US$0.1485 per share.

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

We are a holding company with no operations of our own. Our operations are conducted through Beijing AirInbox, Beijing WINT, BJXR, Beijing Chengxitong, Mailifang, Xinreli and Dacheng and their subsidiaries in the PRC. See “Item 4 — Information on the Company — Our Corporate Structure” for a summary of these contractual arrangements. In 2014, our consolidated variable interest entities accounted for an aggregate of 95.7% of our total revenue. As of December 31, 2014, our consolidated variable interest entities accounted for an aggregate of 48.8% of our total assets and 54.9% of our total liabilities. The assets not associated with our consolidated variable interest entities primarily consist of cash and cash equivalents, goodwill, intangible assets and loans to third parties.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our wholly-owned subsidiaries in the PRC. The amount of dividends paid by our wholly-owned subsidiaries to us primarily depends on the service fees paid to such subsidiaries by Beijing AirInbox, Beijing WINT, BJXR, Beijing Chengxitong, Mailifang, Xinreli and Dacheng, and, to a lesser degree, the retained earnings of such subsidiaries. As of December 31, 2014, the total amount of service fees payable to our wholly-owned subsidiaries from our consolidated variable interest entities under the service agreements was US$12.7 million. Conducting our operations through contractual arrangements with our consolidated variable interest entities entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of our consolidated variable interest entities, which may result in our being unable to consolidate their financial results with our financial results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3 — Key Information — Risk Factors—Risks Relating to Our Corporate Structure — Our contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Corporate Structure — Our business and operations could be significantly disrupted, and we could be subject to sanctions, if the contractual arrangements between us and our consolidated variable interest entities that we depend on for operating our Internet games, mobile games and WVAS businesses are found to be non-compliant with applicable PRC law.”

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

Indebtedness

In October 2014, we received a loan of US$42.4 million from Hang Seng Bank to finance our general offshore working capital, including dividend payment, offshore procurement and mergers and acquisitions. We used US$41.0 million of the net proceeds from this loan to finance a special one-time cash dividend distribution declared on October 17, 2014 and paid to ADS holders on November 10, 2014.

We intend to meet the majority of our future funding needs through cash flow generated from operating activities and our current cash and cash equivalents. Our treasury objective is to maintain the safety and liquidity of our cash. Substantially all of our cash and cash equivalents are denominated in Renminbi.

Except as described above, as of December 31, 2014, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or purchase commitments, guarantees or other material contingent liabilities.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2014:

	Payments due by period
	Total		Less than 1 year		1-3 years		Within 3-5 years		More than 5 years
	(in thousands of U.S. dollars)
License Fee Obligations(1)	US$	22,253.7	US$	12,253.7	US$	10,000	US$	-	US$	-
Operating Lease Obligations		6,311.2		4,010.6		2,254.5		46.1		-
Purchase Obligations		943.1		833.2		106.1		3.8		-
Total	US$	29,508.0	US$	17,097.5	US$	12,360.6	US$	49.9	US$	-

(1) The amount includes the outstanding payment obligations of US$20 million in minimum guaranteed royalty fee to ArenaNet for an exclusive PRC license relating to the Guild Wars 2 game. The US$10 million of the royalty fee is expected to be paid in less than one year, and the remaining US$10 million of the royalty fee is expected to be paid within one to three years. There is no cancellation provision under the license agreement.

Capital Expenditures

Our total capital expenditures in 2012, 2013 and 2014 were US$14.6 million, US$13.1 million and US$25.0 million, respectively. The increase in capital expenditure in 2014 from 2013 was primarily due to deferred payments for license fee and minimum guarantee for Guild Wars 2. The decrease in capital expenditure in 2013 from 2012 was primarily due to a decrease in the purchase of intangible assets in 2013. We did not have any material commitment for capital expenditures as of December 31, 2014. We currently do not have any material capital expenditures in progress.

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

PRC

Our PRC subsidiaries and operating companies are subject to the New EIT Law, which ordinarily imposes a tax rate of 25% on all enterprises (other than individual proprietorships and partnerships). However, under the New EIT Law and its implementation rules, “high-and-new technology enterprises strongly supported by the State,” or HNTE, are entitled to a preferential tax rate of 15%, and “software enterprises” are entitled to an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years. HNTE status allows qualifying PRC-based enterprises to use a 15% tax rate for three years, renewable for an additional three-year period if the business operations of these enterprises continue to qualify for HNTE status. In 2008, KongZhong Beijing, Beijing AirInBox, BJXR and Tianjin Mammoth were granted HNTE status by the PRC tax authority under the New EIT Law. KongZhong China, Beijing Chengxitong and Beijing WINT were subsequently granted HNTE status in 2009. In addition, KongZhong China, Beijing WINT, Beijing Chengxitong and BJXR were also granted 50% tax relief in 2009. In 2014, each of KongZhong Beijing, Beijing AirInbox, BJXR and Tianjin Mammoth renewed its HNTE status for an additional six-year period. In 2012, each of KongZhong China, Beijing Chengxitong and Beijing WINT renewed its HNTE status for an additional three-year period. In addition, the PRC tax authority also granted Xinreli and Dacheng, in 2010 and 2011, respectively, an income tax exemption for two years and a 50% tax relief for three years thereafter. According to the Administrative Measures for the Determination of High and New Technology Enterprises promulgated by Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation on April 14, 2008, PRC-based enterprises that have already enjoyed HNTE status for six years must reapply for HNTE status at the end of the second three-year period. As of December 31, 2014, Beijing AirInbox, KongZhong China, Dacheng, Xinreli, Brilliant Game and Tianjin Mammoth were qualified as “software enterprise” by the local industry and information technology department. For risks relating to the discontinuation of any of the preferential tax treatments or the renewal of HNTE status, see “Item 3 — Key Information — Risk Factors — Risks Relating to the PRC — The discontinuation of any of the preferential tax treatments available to us in the PRC or the rejection of our application for preferential tax treatments could adversely affect our business, operating results and financial condition.”

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

In addition, the New EIT Law and the New EIT Implementation Regulation provide that, in some circumstances, an income tax rate of 10% would be applied to dividends payable to foreign investors. However, dividend income received by a resident enterprise from another resident enterprise is exempted from the EIT. Under the New EIT Law and the New EIT Implementation Regulation, a non-resident enterprise’s net income originating from “sources within the PRC” will be subject to a 10% EIT rate. Under the New EIT Implementation Regulation, whether a dividend payment constitutes income from “sources within the PRC” is determined by the location of the enterprise which pays the dividend. The income tax rate on dividends from the PRC payable to a non-PRC-resident enterprise is 10%. As a result, KongZhong Beijing and KongZhong China may be required to withhold all or part of such income tax when paying us dividends. The aggregate undistributed earnings of our subsidiaries and our PRC operating companies and their subsidiaries that are available for distribution to us as of December 31, 2014 are considered to be indefinitely reinvested and, accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to us under the New EIT Law and New EIT Implementation Regulation. The PRC tax authorities have also clarified that distributions made out of retained earnings derived from income before January 1, 2008 will not be subject to such withholding tax. See “Item 3 — Key Information — Risk Factors — Risks Relating to the PRC — We may be subject to PRC income tax on our global income, or dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax, depending on whether we are recognized as a resident enterprise in the PRC.”

Moreover, our revenues are subject to sales taxes. Since August 2003, each of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, Beijing Chengxitong, BJXR, Simlife Beijing, Beijing Shiyuan Leya, Mailifang, Xinreli, Zhulang and Dacheng is subject to a 3% business tax for WVAS, an aggregate of 8% in sales tax and cultural business construction fee for mobile advertising services and a 5% business tax for other services. Each of KongZhong Beijing, KongZhong China and Tianjin Mammoth is subject to a 5% sales tax. In future periods, we expect that a substantial portion of our revenues will be generated through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng. In addition, pursuant to the arrangements that KongZhong Beijing has entered into with each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang and Xinreli and that KongZhong China has entered into with each of BJXR and Dacheng, each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang, Xinreli, BJXR and Dacheng pays us service fees. The amount of such payments will be subject to the 5% business tax payable by KongZhong Beijing and KongZhong China. See “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

On January 1, 2012, the State Council of the PRC officially launched a pilot value-added tax reform program, or the pilot program, applicable to businesses in selected industries. Businesses subject to the pilot program would pay value-added taxes instead of business taxes. Commencing on August 1, 2013, the pilot program was expanded to cover all regions in the PRC. Commencing on June 1, 2014, the telecommunications industry as a whole was included in the pilot program. Certain of our subsidiaries and variable interest entities have been subject to the pilot program since late 2012. For example, from September 2012 to December 2013, Beijing AirInbox was subject to a 3% or 5% business tax for Internet games, mobile games and WVAS. Since January 2014, Beijing AirInbox has been subject to a 6% value-added tax and 3% cultural business construction fee for Internet games, mobile games and WVAS. Since December 31, 2013, each of Dacheng, Brilliant Game, KongZhong Beijing, KongZhong China, Beijing WINT and Beijing Shiyuan Leya has been subject to a 6% value-added tax; and each of Beijing Chengxitong, BJXR, Beijing Boya Wuji, Beijing Yin’ao, Beijing Shangshu, Tianjin Mammoth and Simlife Beijing has been subject to a 3% value-added tax. Since June 2014, each of Beijing Chengxitong, BJXR, Tianjin Mammoth and Zhulang has been subject to a 6% value-added tax.

PRC business tax is levied on PRC taxable revenues as defined by the related PRC tax rules and regulations. We have calculated our PRC taxable revenues after deducting certain costs of revenues, including service fees, transmission charges payable to the telecommunications operators and business cooperation fees. We believe that our calculation of our PRC taxable revenues is consistent with PRC tax rules and regulations. However, we cannot assure you that PRC tax authorities in the future will not require changes in our calculation of taxable revenues for historical periods, which could have a material adverse effect on our financial condition and results of operations.

On December 10, 2009, the SAT issued Notice on Strengthening the Management of Enterprise Income Tax Collection of Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698, with retroactive effect from January 1, 2008, which was further explained by a notice issued by the SAT implemented as of March 28, 2011, pursuant to which a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market), or an Indirect Transfer, the non-resident enterprise, as the seller, may be subject to PRC enterprise income tax, if the tax authority considers that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes and for the purpose of avoiding or reducing PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize the Indirect Transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%.

On February 3, 2015, the SAT promulgated SAT Announcement 7, which became effective immediately to supersede the existing tax rules in relation to the Indirect Transfer, while the other provisions of Circular 698 remain in force. Pursuant to SAT Announcement 7, if a non-resident enterprise transfers the equity interests of or similar rights or interests in overseas companies which directly or indirectly own PRC taxable assets through an arrangement without a reasonable commercial purpose, but rather to avoid PRC enterprise income tax, the transaction will be re-characterized and treated as a direct transfer of PRC taxable assets subject to PRC enterprise income tax. SAT Announcement 7 specifies certain factors that should be considered in determining whether an indirect transfer has a reasonable commercial purpose. However, as SAT Announcement 7 is newly issued, there is uncertainty as to the application of SAT Announcement 7 and the interpretation of the term “reasonable commercial purpose.” Under SAT Announcement 7, the entity which has the obligation to pay the consideration for the transfer to the transferring party has the obligation to withhold any PRC enterprise income tax that is due. If the transferring party does not pay enterprise income tax that is due for a transfer and the entity which has the obligation to pay the consideration does not withhold the tax due, the PRC tax authorities may impose a penalty on the entity that so fails to withhold. The entity which has the obligation to pay the consideration may be relieved or exempted from the withholding obligation and any resulting penalty under certain circumstances if it reports such transfer to the PRC tax authorities.

On March 18, 2015, the SAT promulgated SAT Announcement 16, which became effective immediately. SAT Announcement 16 further strengthens the administration of expense payment from PRC resident enterprise to its offshore affiliates. Pursuant to SAT Announcement 16, the expenses paid by the PRC resident enterprises to their offshore affiliates would not be deducted before tax under certain circumstances, including but not limited to the expenses paid to offshore affiliates that fail to perform their functions, bear risks and that have no substantial operating activities, and expenses paid for the services provided by offshore affiliates which cannot cause direct or indirect economic interests to such PRC resident enterprises.

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

Name	Age	Position
Leilei Wang	42	Chairman of the Board of Directors, Chief Executive Officer
Jay Chang	43	Director and Chief Financial Officer
Tai Fan	43	Director and Chief Investment Officer
Xiaoxin Chen	42	Independent Director
Hope Ni	42	Independent Director
Xiaolong Li	49	Independent Director
Zhi Wang	72	Independent Director

Leilei Wang, 42, has served as the Chairman of the Board of Directors of our company and our Chief Executive Officer since October 2008. His current term expires in 2016. Mr. Wang was the chief executive officer of TOM Online from September 2003 to September 2008. Between 1999, when Mr. Wang joined TOM Group Limited, or TOM Group, TOM Online’s parent company, and 2003, Mr. Wang held various management positions within TOM Group. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a bachelor’s degree in Electronic Technology and Information.

Jay Chang, 43, has served as the Chief Financial Officer of our company since February 2009 and has been a Director of our company since July 2010. His current term expires in 2017. Before joining our company, Mr. Chang was the president and chief financial officer of 56.com, a leading online video provider in the PRC. Before that, he was the chief financial officer of TOM Online for over two years. Prior to TOM Online, for nearly six years, Mr. Chang was the director of equity research at Credit Suisse, responsible for covering the Internet and telecommunications sectors in the PRC. Mr. Chang graduated in 1994 from the University of Washington with a bachelor’s degree in Electrical Engineering.

Tai Fan, 43, has served as the Chief Investment Officer of our company since March 2009 and has been a Director of our company since December 2014. His current term expires in 2015. Since August 2002, Mr. Fan has served as the vice president of the department of finance at Beijing Super Channel, a subsidiary of TOM Online, and as an executive vice president of TOM Online. Prior to joining TOM Online, Mr. Fan served as the financial controller of Xin De Telecom and was an auditor at KPMG. Mr. Fan graduated in 2003 from the State University of New Jersey, Rutgers with an EMBA and in 1994 from Beijing College of Economics with a bachelor’s degree in Accounting.

Xiaoxin Chen, 42, has been an Independent Director of our company since September 2008. His current term expires in 2016. Mr. Chen was a managing partner of Zeniphs China Capital, a private equity fund, from late 2007 until December 2013. Before joining the fund, Mr. Chen was the chief financial officer of Oak Pacific Interactive, later renamed Renren Inc., a leading social networking service provider in China. Before joining Renren Inc., Mr. Chen was an investment banker at Citigroup Hong Kong. Mr. Chen graduated at the top of his class and received his bachelor’s degree in Operations Research and Industrial Engineering (summa cum laude) from Cornell University. He received his MBA degree from Stanford Graduate School of Business and was a recipient of the 2000 Arjay Miller Scholar Award upon graduation.

Hope Ni, 42, has been an Independent Director of our company since January 2007. Her current term expires in 2015. Ms. Ni has been the chief investment officer of Cogobuy Group, or Cogobuy, a Hong Kong-listed company, since May 2014 and was appointed as its executive director in March 2015. Ms. Ni has also been the chairman of the board of directors of Inspire Capital, an investment and consulting company, since May 2008. Until early 2009, Ms. Ni served first as the chief financial officer and director and then vice chairman of the board of directors for Cogo Group, Inc. (renamed as Viewtran Group, Inc. in 2013), or Viewtran, a NASDAQ-listed company and a technology service provider in the PRC, which she joined in August 2004. Prior to joining Viewtran, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, specializing in corporate finance, during which she was actively involved in the initial public offerings and New York Stock Exchange/NASDAQ listings of a number of major global PRC-based companies. Prior to that, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni is also an independent director at Digital China Holdings Ltd., a Hong Kong-listed company; JA Solar Holdings Co., Ltd., a NASDAQ-listed company; and ATA Inc., a NASDAQ-listed company. Ms. Ni received her J.D. degree from the University of Pennsylvania Law School and her bachelor’s degree in Applied Economics and Business Management from Cornell University.

Xiaolong Li, 49, has been an Independent Director of our company since December 2013. His current term expires in 2017. Mr. Li currently serves as a director of several companies, some of them in the United States. Mr. Li serves as an independent director of E-Commerce China Dangdang Inc., a company listed on the New York Stock Exchange. Mr. Li has more than 20 years of experience in the industry of information technology and telecommunications. He founded 263 Network Communication Company Limited, a company currently listed on the Shenzhen Stock Exchange, in 1999 and has been its chairman since then. Prior to that, he founded Beijing Jingxun Public Information Technology Company Limited in 1997 and served as its executive director until 1999. In 1992, he founded Beijing Haicheng Telecommunication Technology Company Limited and served as its chairman until 1997. Mr. Li attended the undergraduate program in software engineering in Beijing University of Technology.

Zhi Wang, 72, has been an Independent Director of our company since December 2014. His current term expires in 2017. Mr. Wang has been chairman of the board of directors of Powertech Technology (Suzhou) Co., Ltd. since September 2009. He has also served as chairman of the board of directors of Payton Technology (Shenzhen) Co., Ltd. since July 2004, and chairman of the board of directors of Kingston Technology (Shanghai) Co., Ltd. since August 2004. Mr. Wang also served as chairman and President of China Great Wall computer group Company, or Great Wall Group, from May 1995 to May 2004, and served as general manager of Great Wall Group from December 1986 to May 1995. In June 1985, Mr. Wang, as deputy director of the Computer Authority of the former Ministry of Electronics Industry, led a microcomputer development team and successfully developed China's first micro-computer - Great Wall 0520CH. Mr. Wang graduated in 1966 from the Military Missile Engineering Department of Harbin Military Engineering College with a bachelor degree in wireless remote controls.

There is no family relationship between any of our Directors or senior officers.

As a NASDAQ-listed company, we are required by the NASDAQ Listing Rules to have a majority of the Board of Directors comprised of independent directors. Our Independent Directors currently are Hope Ni, Xiaoxin Chen, Xiaolong Li and Zhi Wang. Our Independent Directors held executive sessions at which only Independent Directors were present once each quarter of 2014.

Our Memorandum and Articles of Association provide for three classes of Directors, each with three-year terms. Retiring Directors are eligible for re-election. Each of our executive Directors has entered into a service contract with us, while other Directors have not entered into such agreements.

In 2014, each of our Independent Directors who served on three committees received US$30,000 for each year of service. In addition, we granted restricted share units covering 125,000 of our ordinary shares per year to each of our Independent Directors when he or she was appointed. Such restricted share units are vested quarterly in 12 equal tranches as long as such Director is continuing his or her service.

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

Audit Committee

We have established an audit committee in accordance with the NASDAQ Listing Rules, which reviews our internal accounting procedures and considers and reports to the Board of Directors with respect to other auditing and accounting matters, including the selection of an independent registered public accounting firm, the scope of annual audits, fees to be paid to the independent registered public accounting firm and the performance of the independent registered public accounting firm. The committee has a formal written charter that sets forth its duties and powers. The current members of our audit committee are Xiaoxin Chen, Hope Ni and Xiaolong Li, each of whom is an Independent Director. The Board of Directors has determined that each of Mr. Chen and Ms. Ni is an audit committee financial expert within the meaning of the U.S. securities laws. Our audit committee met at least once in each quarter of 2014.

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

Compensation of Directors, Senior Officers and Employees

Our senior officers receive compensation in the form of salaries, annual bonuses and stock options. We have entered into service agreements with each of our senior officers. None of these service agreements provides benefits to our senior officers upon termination. The aggregate remuneration paid and benefits in kind granted to our senior officers in 2013 and 2014 were approximately US$1.8 million and US$0.85 million, respectively. In addition, the aggregate remuneration paid to our Independent Directors was US$125,000 and US$145,000, respectively, in 2013 and 2014.

In 2014, the total amount set aside or accrued by us or our subsidiaries to provide housing, medical and pension benefits, unemployment insurance and staff welfare for employees, including our non-Independent Directors and senior officers, was US$4.8 million.

Stock Options and Restricted Share Units

Our 2002 Plan, 2006 Plan and 2013 Plan are intended to provide incentives to our Directors, officers and employees as well as consultants and advisors of our company and its present or future parent company or subsidiaries, or any related corporations.

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

As of December 31, 2014, under the 2002 Plan, we had granted options to purchase an aggregate of 296,770,280 of our ordinary shares, of which options to purchase 165,188,220 ordinary shares have lapsed and 26,481,460 were exercisable at exercise prices ranging from US$0.0703 to US$0.1918 per ordinary share. The exercise prices represent the fair market values of the underlying ordinary shares on the dates the options were granted.

During 2014, under the 2002 Plan, no option was granted, options to purchase 8,825,000 of our ordinary shares lapsed, and options to purchase 4,052,480 of our ordinary shares were exercised. In June 2012, our 2002 Plan expired without being renewed.

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

As of December 31, 2014, under the 2006 Plan, we had granted an aggregate of 224,440,000 restricted share units, of which 47,122,500 have lapsed. We did not grant any restricted share units or options under the 2006 Plan during 2014. The Board of Directors administers the 2006 Plan and has wide discretion in awarding stock options, restricted share units and other forms of equity compensation. Subject to the provisions of the 2006 Plan, the Board of Directors determines who will be granted equity compensation, the type and timing of equity compensation to be granted, the vesting schedule and other terms and conditions of the equity compensation, including the exercise price of the stock options.

KongZhong Corporation 2013 Equity Incentive Plan

The 2013 Plan was approved by our shareholders at our annual general meeting on December 18, 2013. Pursuant to the 2013 Plan, we reserved a total of 80,000,000 ordinary shares for issuance in respect of share options and restricted share units.

As of December 31, 2014, under the 2013 Plan, we had granted options to purchase an aggregate of 2,000,000 of our ordinary shares, which were exercisable at exercise prices ranging from US$0.1413 to US$0.2170 per ordinary share. The exercise prices represent the fair market values of the underlying ordinary shares on the dates the options were granted. As of December 31, 2014, under the 2013 Plan, we had granted an aggregate of 3,680,000 restricted share units.

The Compensation Committee administers the 2013 Plan and has wide discretion in awarding share options and restricted share units. Subject to the provisions of the 2013 Plan, the Compensation Committee determines who will be granted equity compensation, the type and timing of equity compensation to be granted, the vesting schedule and other terms and conditions of the equity compensation, including the exercise price of the stock options, as well as rules and regulations relating to the 2013 Plan, including rules governing its operations.

Generally, if an outstanding equity compensation award granted under the 2002 Plan, the 2006 Plan and the 2013 Plan has not vested by the date of termination of the grantee’s employment with us, no further tranches of the grantee’s equity compensation award will become exercisable following the date of such cessation of employment, and the grantee’s already vested but unexercised equity compensation awards will terminate after a period of 90 days from such cessation of employment.

The Board of Directors may terminate or amend the 2006 Plan and the 2013 Plan at any time. However, the Board of Directors must seek our shareholders’ approval with respect to certain major modifications to the 2006 Plan and the 2013 Plan, and, if such amendment or termination would adversely affect the rights of a grantee under any equity compensation granted, the approval of such grantee would be required. Without further action by our Board, the 2006 Plan will terminate on October 11, 2016 and the 2013 Plan will terminate on December 17, 2023.

The 2002 Plan, the 2006 Plan and the 2013 Plan provide for the acceleration of awards upon the occurrence of certain consolidations, mergers, acquisitions or sale of all or substantially all assets or shares of our company. In any such case, our Board, in relation to the 2002 Plan and the 2006 Plan, and the Compensation Committee, in relation to the 2013 Plan, shall take, among others, one or more of the following actions: accelerate the date of exercise/vesting of such options/restricted share units or any tranche of such options/restricted share units, provide a fixed period of time that the grantees must exercise such options or terminate all options/restricted share units in exchange for cash payment.

The following table sets forth information on stock options and restricted share units that have been granted and are outstanding as of December 31, 2014, pursuant to the 2002 Plan, the 2006 Plan and the 2013 Plan:

	Ordinary shares underlying options				Restricted Share Units
	2014 option grants	Pre-2014 option grants	Expiration date	Exercise price per share (US dollars)(1)	2014 grants		Pre-2014 grants		Expiration date
Directors and Senior Officers
Leilei Wang	—	—	—	—	—		—	(2)	—
Xiaoxin Chen	—	—	—	—	—		—	(3)	—
Hope Ni	—	—	—	—	—		—	(4)	—
Xiaolong Li	—	—	—	—	400,000	(5)			May 20, 2025
Jay Chang	—	2,000,000	Oct. 2, 2021	0.0950	—		500,000	(6)	Oct. 2, 2021
Tai Fan	—	—	—	—	—		1,000,000	(7)	Jul. 9, 2019 to Oct. 2, 2021
Other employees (comprising 100 individuals)	5,520,000	35,371,460	Jun. 30, 2012 to Dec. 1, 2023	0.0025 to 0.3180	3,200,000		1,900,000		Dec. 18, 2018 to Oct. 2, 2021
Total	5,520,000	37,371,460			3,600,000		3,400,000

(1)	The exercise price per share of options granted represents the fair market value of the underlying ordinary shares on the date the options were granted.

(2)	Leilei Wang was granted 48,000,000 restricted share units on December 19, 2008, of which 25% vested on December 19, 2009, and the remaining 75% vested in 12 equal tranches beginning on March 19, 2010 and at the end of each subsequent three-month period. As of December 31, 2014, all 48,000,000 restricted share units were vested.

(3)	Xiaoxin Chen was granted 480,000 restricted share units on September 16, 2008, which vested in 12 equal tranches beginning on December 16, 2008 and at the end of each subsequent three-month period. He was granted an additional 480,000 restricted share units on October 3, 2011, which would vest in 12 equal tranches beginning on January 3, 2012 and at the end of each subsequent three-month period. As of December 31, 2014, all 960,000 restricted share units were vested.

(4)	Hope Ni was granted 480,000 restricted share units on February 14, 2007, which vested in 12 equal tranches beginning on May 14, 2007 and at the end of each subsequent three-month period. She was granted an additional 480,000 restricted share units on October 3, 2011, which would vest in 12 equal tranches beginning on January 3, 2012 and at the end of each subsequent three-month period. As of December 31, 2014, all 960,000 restricted share units were vested.

(5)	Xiaolong Li was granted 480,000 restricted share units on May 21, 2014, which vested in 12 equal tranches beginning on August 21, 2014 and at the end of each subsequent three-month period. As of December 31, 2014, a total of 80,000 restricted share units were vested.

(6)	Jay Chang was granted 32,000,000 restricted share units on February 3, 2009, of which 25% vested on February 3, 2010, and the remaining 75% will vest in 12 equal tranches beginning on May 3, 2010 and at the end of each subsequent three-month period. He was granted an additional 2,000,000 restricted share units and options for 2,000,000 ordinary shares on October 3, 2011, of which 25% vested on October 3, 2012, and the remaining 75% will vest in 12 equal tranches beginning on January 3, 2013 and at the end of each subsequent three-month period. As of December 31, 2014, 33,500,000 restricted share units were vested.

(7)	Tai Fan was granted 12,000,000 restricted share units on July 10, 2009, of which 25% vested on July 10, 2010, and the remaining 75% vested in 12 equal tranches beginning on October 10, 2010 and at the end of each subsequent three-month period. He was granted an additional 12,000,000 restricted share units on June 22, 2010, of which 25% vested on June 22, 2011, and the remaining 75% vested in 12 equal tranches beginning on October 10, 2010 and at the end of each subsequent three-month period. He was granted 4,000,000 restricted share units on October 3, 2011, of which 25% vested on October 3, 2012, and the remaining 75% would vest in 12 equal tranches beginning on January 3, 2013 and at the end of each subsequent three-month period. As of December 31, 2014, 27,000,000 restricted share units were vested.

Stock-based Compensation Expense

We recorded stock-based compensation expenses of US$4.5 million, US$1.6 million and US$1.5 million in 2012, 2013 and 2014, respectively.

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

As of March 10, 2015, the following Directors and officers held beneficial ownership of ordinary shares in our company:

Name	Number of shares beneficially owned	Of which, shares underlying equity compensation awards that will vest within 60 days	% of our issued share capital as of March 31, 2015(1)
Leilei Wang	364,920,582	-	19.39
Jay Chang	33,500,000	125,000	1.78
Xiaoxin Chen	960,000	40,000	-	*
Xiaolong Li	120,000	40,000	-	*
Hope Ni	960,000	40,000	-	*
Tai Fan	27,250,000	250,000	1.43
Zhi Wang	-	40,000	-	*

(1)	Adjusted to reflect the issuance of ordinary shares upon full exercise of all outstanding options and restricted share units granted under the 2002 Plan, the 2006 Plan and the 2013 Plan.

*	Less than one percent.

Employees

See “Item 4 — Information on the Company — Employees.”

Item 7.	Major Shareholders and Related Party Transactions

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

The table below sets forth certain information with respect to the beneficial owners of 5% or more of our ordinary shares as of March 31, 2015.

	Shares beneficially owned(1)
Name	Number	Percent
Leilei Wang(2)	364,920,582	19.4%
Nick Yang	131,400,000	7.0%
WarGaming.net LLP(3)	165,580,000	8.8%
SF Capital Limited(4)	159,008,520	8.4%
Shin Fang(4)	159,008,520	8.4%
IDG-Accel China Growth Fund II L.P.(5)	100,409,160	5.3%
IDG-Accel China Growth Fund II Associates L.P.(5)	100,409,160	5.3%
IDG-Accel China Investors II L.P.(5)	100,409,160	5.3%
IDG-Accel China Growth Fund GP II Associates Ltd.(5)	100,409,160	5.3%
Chi Sing Ho(5)	100,409,160	5.3%
Quan Zhou(5)	100,409,160	5.3%

(1)	Information disclosed in the table above is based on the information available on the website of the SEC at www.sec.gov as of April 7, 2015 and information we received from the relevant persons in their responses to our inquiries as of March 31, 2015.

(2)	As of March 31, 2015, Leilei Wang holds a portion of his ordinary shares in our company through Right Advance Management Ltd. and Chiming Bells International Limited, both of which are British Virgin Islands companies he controls.

(3)	As of March 31, 2015, WarGaming held 160,000,000 of our ordinary shares resulting from the exercise of warrants to purchase our ordinary shares in May 2013 and October 2014, as well as 139,500 of our ADSs (representing an equivalent of 5,580,000 of our ordinary shares) resulting from open market purchases in March 2015. In addition, we have issued warrants to purchase up to a total of 40,000,000 of our ordinary shares (equivalent to 1 million of our ADSs) to WarGaming in connection with our licensing arrangement with WarGaming. As of March 31, 2015, none of the warrants relating to these 40,000,000 is immediately exercisable by WarGaming. The managing members of Wargaming are Ockster Financial Corporation and Kloyster Systems Corp. Each of the managing members is a corporation organized under the laws of the British Virgin Islands. Each of the managing members disclaims beneficial ownership of the warrants and the underlying ordinary shares except to the extent of its pecuniary interest.

(4)	As of March 31, 2015, Shin Fang owns 100% of SF Capital Limited., a British Virgin Islands company.

(5)	As of March 31, 2015, IDG-Accel China Growth Fund II L.P., or IDG Fund LP, is a limited partnership organized under the laws of the Cayman Islands. IDG-Accel China Investors II L.P., or IDG Investors LP, is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Fund LP is IDG-Accel China Growth Fund II Associates L.P., or IDG Associates LP, a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Associates LP is IDG-Accel China Growth Fund GP II Associates Ltd., or IDG GP, a limited liability company incorporated under the laws of the Cayman Islands. The general partner of IDG Investors LP is IDG GP. The directors of IDG GP are Chi Sing Ho and Quan Zhou.

None of the major shareholders has voting rights that differ from the voting rights of other shareholders.

As of December 31, 2014, there were 1,882,073,063 ordinary shares issued and outstanding. Citibank, N.A., or Citibank, the depositary under our ADS deposit agreement, has advised us that as of March 31, 2015, 37,677,772 ADSs, representing 1,507,110,880 ordinary shares, were held of record by Cede & Co. and three other registered shareholders. We have no further information as to ordinary shares held or beneficially owned by U.S. persons.

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

Loan Agreements. On March 31, 2004, we entered into a loan agreement with Yunfan Zhou, our former Chief Executive Officer, Songlin Yang, the uncle of Nick Yang, the former Vice Chairman of our Board of Directors, and Zhen Huang, the wife of Nick Yang, pursuant to which we amended and restated the terms and conditions of our long-term loans in the total principal amount of RMB2.2 million that we provided to Yunfan Zhou, Songlin Yang and Zhen Huang, in the proportion of their shareholding percentages in Beijing AirInbox. The loans are interest-free and the proceeds have been invested into Beijing AirInbox as a capital contribution by the borrowers. Pursuant to the loan agreement, each of the borrowers agreed to transfer his or her interest in Beijing AirInbox to KongZhong Beijing when permitted under PRC law as repayment of the loan. Each of the borrowers also agreed that the loan will become due and payable if, among other things, (i) either Yunfan Zhou or Nick Yang resigns or is removed from office by KongZhong Beijing or its affiliates, (ii) the respective borrower commits a criminal offense, (iii) any third party raises against the respective borrower a claim of more than RMB0.5 million, (iv) foreign investment in a telecommunications value-added services business is permitted and the relevant government authorities start approving such foreign investment, or (v) the borrower dies or becomes incapacitated. In addition, the loan shall be repaid only in the form of a transfer of each borrower’s entire equity interest in Beijing AirInbox to us or, if transfer of ownership to us is prohibited under applicable law, to our designees. Upon the transfer of each borrower’s equity interest in Beijing AirInbox, any proceeds from the transfer shall be used to offset his or her loan repayment obligation to us or our designees. The term of the loan agreement is 10 years, automatically renewable at our option. Pursuant to our option, the term of the loan agreement was extended on March 31, 2014 for another 10 years. Pursuant to an amendment to the loan agreement among Yunfan Zhou, Songlin Yang, Zhen Huang and Guijun Wang, one of our former employees, dated October 16, 2006, Guijun Wang replaced Yunfan Zhou as a party to the loan agreement and assumed all the rights and obligations of Yunfan Zhou under the loan agreement.

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

Tao Jia and Junhong Chen, who are the shareholders of Xinreli, entered into an option agreement with Xinreli and Simlife Beijing, on June 29, 2009, pursuant to which each of the shareholders granted Simlife Beijing or its designated third party an option to purchase all their respective interests in Xinreli for the lowest price permitted by PRC laws. The initial term of this agreement is 10 years from June 29, 2009 and could be extended upon the request of Simlife Beijing. Due to the expiration of its operating term on November 15, 2014, Simlife Beijing is currently in the process of being deregistered from the registration records maintained by the Beijing AIC in the PRC, during which Simlife Beijing is not allowed to conduct any business except for those necessary for the deregistration. As a result, Simlife Beijing terminated the option agreement with Tao Jia, Junhong Chen and Xinreli on December 1, 2014. On the same date, KongZhong Beijing entered into an option agreement with Tao Jia, Junhong Chen and Xinreli with a term of 10 years commencing on December 1, 2014 on substantially the same terms as the option agreement with Simlife Beijing.

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

Mailifang entered into an exclusive technical and consulting services agreement with KongZhong Beijing on April 1, 2009, pursuant to which KongZhong Beijing will provide certain technical and consulting services to Mailifang on an exclusive basis. The services to be provided under the agreement include, among others, network and website design and maintenance, research and development and consulting services on sales, marketing, customer services, human resources, market research and public relations. The service fees will be calculated monthly, based on a certain percentage of the revenues of Mailifang for such month. The term of this agreement is for 10 years from the date of execution. This agreement may be terminated only at the option of KongZhong Beijing and is automatically renewable for another 10 year term unless KongZhong Beijing gives its written consent to terminate the agreement three months prior to the expiration of the agreement.

Xinreli entered into an exclusive technical and consulting services agreement with Simlife Beijing on June 29, 2009, which was subsequently amended on April 12, 2012, pursuant to which Simlife Beijing will provide certain technical and consulting services to Xinreli on an exclusive basis. The service fees will be agreed and set forth by the parties based on the actual provision of services. The term of this agreement is until Simlife Beijing is dissolved in accordance with PRC law. The agreement may be terminated only at the option of Simlife Beijing. As Simlife Beijing is in the process of being deregistered from the registration records maintained by the Beijing AIC in the PRC, it terminated its exclusive technical and consulting services agreement with Xinreli on December 1, 2014. On the same date, KongZhong Beijing entered into an exclusive consulting and services agreement with Xinreli, pursuant to which KongZhong Beijing will provide certain consulting services to Xinreli on an exclusive basis with the other terms of the contract remain substantially the same as the technical and consulting services agreement with Simlife Beijing.

Dacheng entered into an exclusive technical and consulting services agreement with KongZhong China on May 13, 2010, pursuant to which KongZhong China will provide certain technical and consulting services to Dacheng on an exclusive basis. The service fees will be calculated monthly, based on a certain percentage of the revenues of Dacheng for such month. The term of this agreement is for 10 years from the date of execution. This agreement may be terminated only at the option of KongZhong China and is automatically renewable for another 10 year term unless KongZhong China gives its written consent to terminate the agreement three months prior to the expiration of the agreement.

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

Tao Jia and Junhong Chen, the shareholders of Xinreli, entered into a share pledge agreement with Simlife Beijing on June 29, 2009. Pursuant to this agreement, each of the shareholders pledged all their equity interest in Xinreli to guarantee the normal collection of technical service fees by Simlife Beijing under the exclusive technical and consulting services agreement and to ensure the performance of the obligations under the business operation agreement and option agreement, both dated June 29, 2009. As Simlife Beijing is in the process of being deregistered from the registration records maintained by the Beijing AIC in the PRC, it terminated the share pledge agreement with Tao Jia and Junhong Chen on December 1, 2014. On the same date, each of Tao Jia and Junhong Chen entered into a share pledge agreement with KongZhong Beijing, both on substantially the same terms as the share pledge agreement with Simlife Beijing.

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

Tao Jia and Junhong Chen, the shareholders of Xinreli, entered into a business operation agreement with Xinreli and Simlife Beijing on June 29, 2009. Pursuant to this agreement, the shareholders confirmed and agreed that, without the prior written consent of Simlife Beijing or its designees, Xinreli will not conduct any transaction that may materially affect its assets, business, personnel, obligations, rights or the company’s operation, including, but not limited to: (i) conducting any business which is beyond normal business operations and not in accordance with the past customary practice of the company; (ii) borrowing money or incurring any debt from any third party; (iii) changing or dismissing any directors or dismissing and replacing any senior management officers; (iv) selling to or acquiring from any third party any assets or rights exceeding RMB10,000, including, but not limited to, any intellectual property rights; (v) providing guarantee for any third party with its assets or intellectual property rights or providing any other guarantee or placing its assets under any other obligations; (vi) amending the articles of association of the company or changing its scope of business; (vii) changing the normal business process or modifying any material by laws; (viii) assigning rights and obligations under this agreement to any third party; (ix) making material amendments to its business model, marketing strategy, operation principles or customer relationship; and (x) distributing dividends in any manner. In addition, Xinreli and its shareholders will elect designees of Simlife Beijing as the directors of Xinreli, and will appoint designees of Simlife Beijing as the general manager, chief financial officer and other senior officers of Xinreli. Each of the shareholders has also agreed to execute a power of attorney to grant the designees of Simlife Beijing full power and authority to exercise all of the respective shareholders’ rights in Xinreli. The term of this agreement is for 10 years from the date of execution. This agreement may be terminated only at the option of Simlife Beijing and is automatically renewable unless Simlife Beijing gives written notice 30 days prior to the date of termination. As SimLife Beijing is in the process of being deregistered from the registration records maintained by the Beijing AIC in the PRC, it terminated its business operations agreement with Xinreli, Tao Jia and Junhong Chen on December 1, 2014. On the same date, Tao Jia, Junhong Chen and Xinreli entered into a business operations agreement with KongZhong Beijing on substantially the same terms as the business operations agreement with Simlife Beijing.

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

Each of Tao Jia and Junhong Chen, the shareholders of Xinreli, executed an irrevocable power of attorney on June 29, 2009, granting Leilei Wang or any other designee of Simlife Beijing full power and authority to exercise all of his or her rights as a shareholder in Xinreli. Due to the termination of the business operation agreement among Tao Jia, Junhong Chen, Xinreli and Simlife Beijing on December 1, 2014, the irrevocable power of attorney was terminated on the same date. On December 1, 2014, each of Tao Jia and Junhong Chen, the shareholders of Xinreli, executed an irrevocable power of attorney, granting Leilei Wang or any other designee of KongZhong Beijing full power and authority to exercise all of his or her rights as a shareholder in Xinreli.

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

Services Provided by Prosten

Leilei Wang, our Chief Executive Officer and the Chairman of our Board of Directors, holds 19.84% of the ordinary shares of Prosten Technology Holdings Limited (“Prosten”) through Right Advance Management Limited (“Right Advance”), a British Virgin Islands company he controls. Prosten and its subsidiary companies engage in the business of providing solutions to companies that provide mobile and search services. In 2012, 2013 and 2014, Prosten provided us with mobile value-added services valued at US$1.5 million,US$1.0 million and US$0.1 million, respectively.

Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

See “Item 18 — Financial Statements.”

Item 9.	The Offer and Listing

Market and Share Price Information

Our ADSs, each representing 40 of our ordinary shares, have been listed on NASDAQ since July 9, 2004. Our ADSs trade under the symbol “KZ.” NASDAQ is the principal trading market for our ADSs, which are not listed on any other exchanges in or outside the United States.

The high and low closing prices of our ADSs on NASDAQ since 2010 are as follows:

	Price per ADS (US$)
	High	Low

Annual:
2010	13.34	5.29
2011	10.78	3.55
2012	8.15	4.08
2013	14.69	5.56
2014	11.92	5.30

Quarterly:
First Quarter, 2013	6.82	5.56
Second Quarter, 2013	7.07	5.97
Third Quarter, 2013	14.69	6.40
Fourth Quarter, 2013	12.72	7.22
First Quarter, 2014	11.60	7.56
Second Quarter, 2014	11.92	8.42
Third Quarter, 2014	9.10	6.35
Fourth Quarter, 2014	7.13	5.30
First Quarter, 2015	5.81	4.93

Monthly:
October 2014	6.80	5.65
November 2014	7.13	5.98
December 2014	6.35	5.30
January 2015	5.81	5.35
February 2015	5.50	4.95
March 2015	5.69	4.93
April 2015(through April 14)	6.35	5.52

(1)	Our ADSs commenced trading on the NASDAQ Global Market on July 9, 2004.

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

The section entitled “Description of Share Capital” contained in our registration statement on Form F-1 (File No. 333-116172) is hereby incorporated by reference into this annual report on Form 20-F.

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

United States Taxation

This section describes the material United States Federal income tax consequences to a U.S. holder (as defined below) of the acquisition, ownership and disposition of our ordinary shares or ADSs. It applies to you only if you hold your ordinary shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a bank;
•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a tax-exempt organization;
•	an insurance company;
•	a person liable for alternative minimum tax;
•	a person who actually or constructively owns 10% or more of our voting stock;
•	a person who holds ordinary shares or ADSs that are a hedge or that are hedged against currency risks or as part of a straddle or a conversion transaction;
•	a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes; or
•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive tax treaty between the United States and the Cayman Islands. In addition, this section is based in part upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of our ordinary shares or ADSs and you are:

•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to United States Federal income tax regardless of its source; or
•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If a partnership holds the ordinary shares or ADSs, the United States Federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary shares or ADSs should consult its tax advisor with regard to the United States Federal income tax treatment of its investment in the ordinary shares or ADSs.

You should consult your own tax advisor regarding the United States Federal, state and local tax consequences of owning and disposing of the ordinary shares or ADSs in your particular circumstances.

This discussion addresses only United States Federal income taxation.

In general, and taking into account the earlier assumptions, for United States Federal income tax purposes, if you hold ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchange of shares for ADSs, and ADSs for shares, generally will not be subject to United States Federal income tax.

We believe that we were likely a PFIC in 2014, 2012, and certain previous taxable years, but that we were likely not a PFIC in 2013. Accordingly, unless you acquired your ordinary shares or ADSs on or after January 1, 2013 and disposed of them on or before December 31, 2013, the PFIC rules discussed below under “— PFIC Rules” will likely apply to you. In addition, it is possible that we will be a PFIC for the 2015 taxable year. As discussed in more detail under "Risks Relating to Our Business," whether we are a PFIC in 2015 depends on a number of factors that we cannot predict, including (but not limited to) our market capitalization in 2015 and the amount of passive assets that we hold in 2015. You should read the discussion under “— PFIC Rules” below and consult your own tax advisor regarding the application of these rules to your ordinary shares or ADSs.

Although your ordinary shares or ADSs are likely to be currently treated as stock in a PFIC, for purposes of simplicity and because your ordinary shares or ADSs may not be treated as stock in a PFIC in future taxable years, the first two sections below address the tax treatment of ordinary shares and ADSs that are not treated as stock in a PFIC. The subsequent discussion below addresses thecurrently more relevant topic regarding the tax treatment of your ordinary shares or ADSs if they are treated as stock in a PFIC (which we believe is likely to currently be the case).

Taxation of Dividends

Under the United States Federal income tax laws, and subject to the PFIC rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States Federal income tax purposes) is subject to United States Federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ordinary shares or ADSs generally will not be qualified dividend income for any distribution in any year that we are a PFIC or in the year following a year in which we were a PFIC. Those dividends will be taxable to you at ordinary income tax rates. We expect that dividends we pay with respect to the ADSs in other years generally will be qualified dividend income. It is uncertain as to whether dividends we pay with respect to ordinary shares will be qualified dividend income.

The dividend is taxable to you when you, in the case of ordinary shares, or the depositary bank, in the case of ADSs, receives the dividend, actually or constructively. The depositary will be in constructive receipt of the dividend when the dividend is made unqualifiedly subject to the demand of the depositary. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States Federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States Federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends. If the dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot foreign currency/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Therefore, since the value of the foreign currency may decrease before you actually convert the currency into U.S. dollars, you may actually be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will ultimately receive. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rates applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends will be generally income from sources outside the United States, and, depending on your circumstances, will be either “passive” income or “general” income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognize capital gain or loss for United States Federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period of greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

PFIC Rules

We believe that the ordinary shares and ADSs were likely treated as stock of a PFIC for United States Federal income tax purposes in 2014, 2012, and certain previous taxable years. We believe that we were likely not a PFIC for United States Federal income tax purposes in 2013, but these conclusions are factual determinations and are therefore not free from doubt. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held your ordinary shares or ADSs:

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

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares or ADSs;
•	the amount allocated to the taxable year in which you realized the gain or excess distribution, or to a prior year in which we were not a PFIC with respect to you, will be taxed as ordinary income based on the top rates applicable in the year of distribution;
•	the amount allocated to each prior year in which we were a PFIC with respect to you will generally be taxed at the highest tax rate in effect for that year; and
•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior year in which we were a PFIC.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

As we do not intend to provide certain required information, you will not be able to make a so-called “QEF election” to have us treated as a qualified electing fund.

The special PFIC tax rules described above will not apply to you if you make an effective mark-to-market election — that is, you elect to mark to market annually the gains and losses in our ordinary shares or ADSs, and our ordinary shares or ADSs are treated as “marketable stock.” We believe that our ADSs are and will continue to be “marketable stock” as long as they continue to be traded on NASDAQ, other than in de minimis quantities, on at least 15 days during each calendar quarter. It is uncertain as to whether the ordinary shares will constitute marketable stock. Under the mark-to-market rules, you will include as ordinary income each year the excess, if any, of the fair market value of your ordinary shares or ADSs at the end of the taxable year over your adjusted basis in your ordinary shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You may also take ordinary losses in respect of the excess, if any, of the adjusted basis of your ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your ordinary shares or ADSs will be taxed as ordinary income. The mark-to-market election will generally apply to any taxable year in which we are treated as a PFIC and you hold our ordinary shares or ADSs.

In addition, notwithstanding any election you make with regard to the ordinary shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States Federal income tax purposes) in your gross income and it will be subject to tax at rates applicable to ordinary income.

Your ordinary shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ordinary shares or ADSs, even if we are no longer classified as a PFIC in subsequent years. We believe that we were likely a PFIC in 2014, 2012, and certain previous taxable years, but were likely not a PFIC in 2013. Accordingly, if you hold your ordinary shares or ADSs during a period in which we were treated as a PFIC, your ordinary shares or ADSs will generally continue to be treated as stock in a PFIC even for years in which we are not a PFIC unless, as discussed below, you previously made a mark-to-market election with respect to your ordinary shares or ADSs or you make a “deemed sale election” with respect to your ordinary shares or ADSs.

If you make a mark-to-market election with respect to your ordinary shares or ADSs, you will be treated as having a new holding period in your ordinary shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. As discussed above, a mark-to-market election with respect to the ordinary shares or ADSs will not apply to any taxable year in which we are not a PFIC. Accordingly, if you made a mark-to-market election with respect to your ordinary shares or ADSs and we cease to be a PFIC, you will have a new holding period in your ADSs beginning the first taxable year in which we are not a PFIC, and the PFIC rules described above will no longer apply to your ordinary shares or ADSs, unless we again become a PFIC in a later taxable year in which you hold your ordinary shares or ADSs. Any mark-to-market election you previously made will generally apply to a taxable year in which we are classified again as a PFIC.

Therefore, if we were a PFIC in 2012 and you made a mark-to-market election in such year, or in any other prior year in which we were a PFIC, then (unless you have revoked your election with the consent of the IRS or the election has been terminated because our ordinary shares or ADSs ceased to qualify as “marketable stock”) your election will continue to apply to 2014 (if we were a PFIC in such year) and to any subsequent years in which we are a PFIC. This will be so notwithstanding the fact that we believe that we were likely not a PFIC in the intervening year of 2013. For the purpose of calculating any losses permitted under the market-to-market rules described above, for 2014, or for any subsequent years in which we are a PFIC, you may take into account income in any prior years in which we were a PFIC and in which you made an effective mark-to-market election, notwithstanding the fact that we may have ceased to be a PFIC in intervening years.

In addition, even if you did not make a mark-to-market election, if we cease to be treated as a PFIC in subsequent years, you may cause your ordinary shares or ADSs to no longer be treated as stock in a PFIC by making a “deemed sale election” with respect to your ordinary shares or ADSs. If you make such an election, you will be treated as having sold your ordinary shares or ADSs on the last date of the last taxable year in which we qualified as a PFIC (the “termination date”) for their fair market value, with the special rules described above applying to such sale. For purposes of the PFIC rules only, you will then be treated as having a new holding period starting on the day following the termination date. The deemed sale election must be made on an original or amended return for the taxable year that includes the termination date.

If you made a deemed sale election in a prior year in which we were not a PFIC, your ordinary shares or ADSs will still be taxed under the PFIC rules described above in any subsequent year in which we are treated as a PFIC. Therefore, even if you made a deemed sale election in 2013, during which we believe that we were likely not a PFIC, your ordinary shares or ADSs will still be taxed as stock in a PFIC for 2014 if, as we believe is likely the case, we were a PFIC in such year.

Please consult your tax advisor as to the availability and tax consequences of a mark-to-market election or a deemed sale election.

If you own ordinary shares or ADSs during any year that your ordinary shares or ADSs are treated as stock in a PFIC, you are generally required to file Internal Revenue Service Form 8621 for each such year, unless your ownership of ordinary shares or ADSs satisfies a de minimis test or other exception set forth in recently issued temporary U.S. Treasury regulations.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash and cash equivalents placed with our banks and, to a lesser extent, also relate to held-to-maturity securities and loans to a third party. We have not used any derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. As of December 31, 2014, we had cash and cash equivalents of US$105.1 million. A 0.5% increase in the interest rate will result in an estimated increase of approximately US$0.5 million in interest income, and a 0.5% reduction in the interest rate will result in an estimated decrease of approximately US$0.5 million in interest income generated each year from our cash and cash equivalents.

However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Currency Risk

While our reporting currency is the U.S. dollar, the majority of our revenues, costs and liabilities are denominated in Renminbi. As of December 31, 2014, about 48.8% of our assets were denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the PBOC introduced a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. Daily fluctuations of the Renminbi against the basket of currencies were limited to 0.3% per day until May 21, 2007, when the floating band was widened to 0.5% per day, according to an announcement by the PBOC. On April 14, 2012, the PBOC again increased the permitted Renminbi fluctuation range to 1.0% per day from the previously adopted fluctuation range of 0.5% per day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. We cannot guarantee that the Renminbi will not be permitted to enter into a full float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. As we receive substantially all of our revenues in Renminbi and a majority of our cash and cash equivalents are denominated in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. As of December 31, 2014, we had cash and cash equivalents in the amount of US$105.1 million. A 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$1.0 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$1.0 million in our total amount of cash and cash equivalents.

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

We currently do not have any cash or cash equivalents in currencies other than U.S. dollars or Renminbi. As of the date of this annual report on Form 20-F, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk and may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Inflation

From our inception to 2006, the PRC did not experience significant inflation. According to the China Statistical Bureau, the PRC’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.7%, 4.0% and 2.0%, in 2012, 2013 and 2014, respectively. Inflation generally affects us by increasing the cost of our personnel, technology, content and rent. As we intend to meet our future funding needs through cash flow generated from operating activities and the proceeds from our initial public offering, we do not believe inflation will have a material effect on our financing costs.

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

For the period from May 1, 2014 to April 30, 2015, we are entitled to receive from Citibank reimbursement payments totaling US$399,360 for the expenses we incurred that are related to our ADS program, including, but not limited to, our continuing annual stock exchange listing fees and our expenses in connection with investor relationship programs. There are limits on the amount of expenses for which Citibank will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees Citibank collects from investors.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

Not applicable.

Use of Proceeds

Not applicable.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2014 based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of KongZhong Corporation

We have audited the internal control over financial reporting of KongZhong Corporation, its subsidiaries and variable interest entities (collectively, the “Company”) as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company, and our report dated April 16, 2015, expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 16, 2015

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

Deloitte Touche Tohmatsu Certified Public Accountants LLP has served as our independent registered public accounting firm for each of the fiscal years ended December 31, 2012, 2013 and 2014, for which audited financial statements appear in this annual report on Form 20-F. The independent registered public accounting firm is elected annually by our shareholders at our annual general meeting. The audit committee will propose to our shareholders at the 2015 annual general meeting that Deloitte Touche Tohmatsu Certified Public Accountants LLP be elected as our auditor for fiscal year 2015.

Audit Fees

The aggregate fees billed in each of 2013 and 2014 for professional services rendered by the independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were US$1.1 million and US$1.2 million, respectively.

Audit-Related Fees

There was no fee billed in either of 2013 and 2014 for assurance and related services rendered by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees.”

Tax Fees

There was no fee billed in either of 2013 and 2014 for professional services relating to tax compliance, tax advice and tax planning rendered by the independent registered public accounting firm.

All Other Fees

There was no fee billed in any of 2012, 2013 and 2014 for products and services provided by the independent registered public accounting firm, other than the services reported above under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees.”

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

See “Index to Consolidated Financial Statements for the Years Ended December 31, 2012, 2013 and 2014” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

See Exhibit Index beginning on page Exhibit - 1.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  April 16, 2015

KONGZHONG CORPORATION

By:	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer

EXHIBITS INDEX

Number	Description of Exhibit
1.1(4)	Amended and Restated Articles of Association, as adopted on September 6, 2005.

1.2(1)	Amended and Restated Memorandum of Association, as adopted on June 11, 2004.

2.1(1)	Specimen of share certificate.

2.2(2)	Form of Deposit Agreement among the registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts thereunder, including the form of American Depositary Receipt.

4.1(1)	Shareholders Agreement.

4.2(1)	English Translation of Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004.

4.3(5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Zhen Huang, Guijun Wang and Yunfan Zhou, dated October 16, 2006.

4.4(1)	English Translation of Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004.

4.5(5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006.

4.6(1)	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.

4.7(1)	English Translation of Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.

4.8(1)	English Translation of Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.

4.9(5)	Exclusive Technical and Consulting Services Agreement between KongZhong China Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2006.

4.10(5)	Capital Contribution Transfer Agreement among Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang, dated October 16, 2006.

4.11(5)	Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.12(5)	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

Exhibit - 1

Number	Description of Exhibit
4.13(5)	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.14(7)	Undertaking by Yunfan Zhou with Linguang Wu, Songlin Yang, Guijun Wang and Zhen Huang, dated October 13, 2008.

4.15(7)	Power of Attorney by Guijun Wang, dated October 13, 2008.

4.16(7)	Power of Attorney by Linguang Wu, dated October 13, 2008.

4.17(7)	Power of Attorney by Songlin Yang, dated October 13, 2008.

4.18(7)	Power of Attorney by Zhen Huang, dated October 13, 2008.

4.19(1)	English Translation of Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.20(5)	Capital Contribution Transfer Agreement among Zhen Huang, Yunfan Zhou and Beijing AirInbox Information Technologies Co., Ltd., dated October 27, 2006.

4.21(4)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Li Yang, Wu Xuelei and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.22(4)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.23(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.24(4)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.25(7)	Undertaking by Yunfan Zhou with Yang Li and Xuelei Wu, dated October 13, 2008.

4.26(7)	Power of Attorney by Xuelei Wu, dated October 13, 2008.

4.27(7)	Power of Attorney by Yang Li, dated October 13, 2008.

4.28(5)	Capital Contribution Transfer Agreement among Linguang Wu, Guijun Wang, Hai Qi and Yang Yang, dated June 29, 2006.

4.29(7)	Capital Contribution Transfer Agreement among Hai Qi, Jingye Sun, Li Ai and Yang Yang, dated September 5, 2008.

4.30(7)	Amendment to Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

Exhibit - 2

Number	Description of Exhibit
4.31(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Wireless Interactive Network Technologies Co., Ltd., dated February 28, 2005.

4.32(7)	Amendment to Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.33(7)	Amendment to Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.34(7)	Undertaking by Yunfan Zhou with Yang Yang, Jingye Sun and Li Ai, dated October 13, 2008.

4.35(7)	Power of Attorney by Yang Yang, dated October 13, 2008.

4.36(7)	Power of Attorney by Jingye Sun, dated October 13, 2008.

4.37(7)	Power of Attorney by Li Ai, dated October 13, 2008.

4.38(7)	Capital Contribution Transfer Agreement among Shaoying Zhang, Yanli You, Xu Guo and Yang Yang, dated March 27, 2009.

4.39(7)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Xu Guo, Yang Yang and Shanghai Mailifang Communications Ltd., dated April 1, 2009.

4.40(7)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Shanghai Mailifang Communications Ltd., dated April 1, 2009.

4.41(7)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Shanghai Mailifang Communications Ltd., Xu Guo and Yang Yang, dated April 1, 2009.

4.42(7)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Shanghai Mailifang Communications Ltd., Xu Guo and Yang Yang, dated April 1, 2009.

4.43(7)	Power of Attorney by Xu Guo, dated April 1, 2009.

4.44(7)	Power of Attorney by Yang Yang, dated April 1, 2009.

4.45(4)	Share Purchase Agreement among KongZhong Corporation, Wang Gui Jun, Li Yang, Sharp Edge Group Limited, Anjian Xingye Technology (Beijing) Co., Ltd., Beijing Xinrui Network Technology Co., Ltd., the Xinrui Shareholders, Ho Chi Sing, Sun Jing Ye and Ai Li, dated January 26, 2006.

4.46(7)	Undertaking by Yunfan Zhou with Yang Li and Guijun Wang, dated October 13, 2008.

4.47(8)	Option Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd., dated February 8, 2010.

Exhibit - 3

Number	Description of Exhibit

4.48(8)	Exclusive Technical and Consulting Services Agreement between Beijing Xinrui Technology Co., Ltd. and KongZhong China Co., Ltd., dated February 8, 2009.

4.49(8)	Share Pledge Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd.,, dated February 8, 2009.

4.50(8)	Business Operation Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd.,, dated February 8, 2009.

4.51(8)	Power of Attorney by Yang Li, dated February 8, 2009.

4.52(8)	Power of Attorney by Guijun Wang, dated February 8, 2009.

4.53(8)	Equity Transfer Agreement among Tao Jia, Longteng Gao, Jianguang Li and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.54(8)	English Translation of Option Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.55(8)	English Translation of Exclusive Technical Consulting and Services Agreement between Simlife (Beijing) Science Co., Ltd. and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.56(10)	English Translation of Amendment to Exclusive Technical Consulting and Services Agreement between Simlife (Beijing) Science Co., Ltd. and Xiamen Xinreli Technology Co., Ltd., dated April 12, 2012.

4.57(8)	English Translation of Share Pledge Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia and Junhong Chen, dated June 29, 2009.

4.58(8)	English Translation of Business Operations Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.59(8)	Power of Attorney by Tao Jia, dated June 29, 2010.

4.60(8)	Power of Attorney by Junhong Chen, dated June 29, 2010.

4.61(8)	Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang and Tianshu Wu, dated December 15, 2009.

4.62(8)	First Amendment to the Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang and Tianshu Wu, dated January 13, 2010.

4.63(8)	Second Amendment to the Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang and Tianshu Wu, dated May 13, 2010.

4.64(8)	Share Transfer Agreement among Leilei Wang, Xiaolong Li, Tong Zhang, Tianshu Wu and Shanghai Dacheng Network Technology Co., Ltd., dated May 13, 2010.

Exhibit - 4

Number	Description of Exhibit

4.65(8)	Option Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang,, dated May 13, 2010.

4.66(8)	Exclusive Technical Consulting and Services Agreement between KongZhong China Co., Ltd. and Shanghai Dacheng Network Technology Co., Ltd., dated May 13, 2010.

4.67(8)	Share Pledge Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang, dated May 13, 2010.

4.68(8)	Business Operations Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang, dated May 13, 2010.

4.69(8)	Power of Attorney by Zhen Yang, dated May 13, 2010.

4.70(8)	Confirm Letter by Leilei Wang, dated May 13, 2010.

4.71(7)	English Translation of Technical Service Agreement on MonternetTM WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2008.

4.72(7)	English Translation of Technical Service Agreement on Short Message Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 1, 2008.

4.73(7)	English Translation of Technical Service Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 18, 2008.

4.74(7)	English Translation of Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated November 11, 2008.

4.75(6)	English Translation of Technical Service Agreement between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated September 1, 2007.

4.76(6)	English Translation of Technical Service Agreement between China Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 5, 2007.

4.77(8)	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Beijing Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 1, 2008.

4.78(8)	English Translation of Technical Service Agreement on Monternet Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated April 23, 2009.

4.79(8)	English Translation of Technical Service Agreement on Network-wide Value-added Services SP Cooperation between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2009.

Exhibit - 5

Number	Description of Exhibit

4.80(9)	English Translation of Technical Service Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2010.

4.81(9)	English Translation of Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 1, 2010.

4.82(9)	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Jiangsu Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated September 21, 2009.

4.83(9)	English Translation of Cooperation Agreement on Game Business SP between China Mobile Group Jiangsu Co. Ltd. and Beijing WINT Information Technologies Co., Ltd., dated October 27, 2009.

4.84(9)	English Translation of Technical Service Agreement on Network-wide Value-added Services SP Cooperation between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2010.

4.85(10)	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Jiangsu Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated October 16, 2010.

4.86(10)	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Jiangsu Co. Ltd. and Beijing WINT Information Technologies Co., Ltd., dated October 16, 2010.

4.87(10)	English Translation of Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated August 1, 2011.

4.88(10)	English Translation of Technical Service Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated August 1, 2011.

4.89(7)	Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated March 18, 2009.

4.90(7)	First Amendment to Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated April 9, 2009.

4.91(10)	Share Purchase Agreement by and among KongZhong Corporation, Noumena Innovation (BVI) Ltd., Brilliant International Limited, Noumena Productions Limited, Xin Pang, Chuang Xu, Winged Tiger Limited, Rational Trading (BVI) Limited, Pei-Jen Chang, Michael Tse, Victor Su, Timothy Wang, Alan Young and Steven Hong, dated February 15, 2012.

4.92(10)	English Translation of Asset Transfer Agreement among KongZhong Corporation, Beijing Noumena Innovations Co., Ltd., Pang Xin and Xu Chuang, dated February 10, 2012.

Exhibit - 6

Number	Description of Exhibit
4.93(11)	Form of Warrant to purchase ordinary shares of KongZhong Corporation, issued to Meteor Entertainment, Inc., dated August 2, 2012.

4.94(11)	Registration Rights Agreement by and between KongZhong Corporation and ArenaNet, Inc., dated August 28, 2012.

4.95(11)	Form of Warrant to purchase ordinary shares of KongZhong Corporation, issued to ArenaNet, Inc., dated August 28, 2012.

4.96(11)	Warrant Purchase Agreement among KongZhong Corporation, Fit Run Limited and Nokia Growth Partners II, L.P., dated August 28, 2012.

4.97(6)	Form of Employment Agreement.

4.98(6)	Form of Confidentiality and Non-Compete Agreement.

4.99(12)†	“Licensing Agreement on World of Tanks” between Wargaming.net LLP and Beijing AirInbox Information Technologies Co., Ltd., dated August 26, 2010.

4.100(12)†	First Amendment to Licensing Agreement on “World of Tanks” between Wargaming.net LLP and Beijing AirInbox Information Technologies Co., Ltd., dated May 11, 2012.

4.101(12)	Subscription Agreement for Series A Preferred Shares in Ourgame International Holdings Limited among Ourgame International Holdings Limited, CMC Ace Holdings Limited and KongZhong Corporation, dated January 31, 2014.

4.102(12)	Shareholders Agreement among CMC Ace Holdings Limited, KongZhong Corporation, Ourgame International Holdings Limited, Sonic Force Limited, Blink Milestones Limited, Elite Vessels Limited, Prosper Macrocosm Limited, Iconic Ocean Limited, Golden Liberator Limited, Celestial Radiant Limited, Beijing Globallink Computer Technology Co., Ltd., Beijing Lianzhong Garden Network Technology Co., Ltd. and certain other individuals, dated January 31, 2014.

4.103(12)	Equitable Mortgage Over Shares in Ourgame International Holdings Limited among Sonic Force Limited, Elite Vessels Limited, CMC Ace Holdings Limited and KongZhong Corporation, dated January 31, 2014.

4.104(12)	Letter among CMC Ace Holdings Limited, KongZhong Corporation, Ourgame International Holdings Limited, Sonic Force Limited, Blink Milestones Limited, Elite Vessels Limited, Prosper Macrocosm Limited, Iconic Ocean Limited, Golden Liberator Limited, Celestial Radiant Limited, Beijing Globallink Computer Technology Co., Ltd., Beijing Lianzhong Garden Network Technology Co., Ltd. and certain other individuals, dated March 12, 2014.

4.105(12)	Side Letter to the Shareholder Agreement among CMC Ace Holdings Limited, KongZhong Corporation, Ourgame International Holdings Limited, Sonic Force Limited, Blink Milestones Limited, Elite Vessels Limited, Prosper Macrocosm Limited, Iconic Ocean Limited, Golden Liberator Limited, Celestial Radiant Limited, Beijing Globallink Computer Technology Co., Ltd., Beijing Lianzhong Garden Network Technology Co., Ltd. and certain other individuals, dated March 14, 2014.

4.106(12)	English translation of the Cooperation Agreement on All-network Interactive Voice Response (IVR) Service between China Mobile Group Jiangsu Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated August 20, 2012.

Exhibit - 7

Number	Description of Exhibit
4.107(12)	English translation of the Cooperation Agreement on All-network Interactive Voice Response (IVR) Service between China Mobile Group Jiangsu Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated August 15, 2013.

4.108(12)	English translation of the Cooperation Agreement on All-network Interactive Voice Response (IVR) Service between China Mobile Group Jiangsu Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated December 15, 2013.

4.109(12)	English translation of the Cooperation Agreement on Whole Network Value-Added Service SP between China Unicom and Beijing AirInbox Information Technologies Co., Ltd., dated November 1, 2012.

4.110(12)	English translation of the Agreement on Mobile Value-Added Service (Short Message) between Value-Added Service Operation Center of China Telecom Corporation Limited and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2012.

4.111(12)	English translation of the Cooperation Agreement on Mobile Phone Reading Content between China Mobile Group Zhejiang Co., Ltd. and Nanjing Popular Net Books Culture Co., Ltd., dated March 19, 2012.

4.112	English translation of the Cooperation Agreement on Game Business between China Mobile Group Jiangsu Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2014.

4.113	English translation of the Unicom Wireless Data Service SP Cooperation Agreement between China Unicom Broadband Online Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 1, 2014.

4.114	Banking Facilities Agreement between Hang Seng Bank Limited and KongZhong Corporation, dated October 16, 2014.

4.115	Agreement among KongZhong Corporation, as Purchaser, Foga Development Co., Ltd. , as Vendor and Jieguang Zhuang, as Guarantor, dated December 30, 2014 relating to the Sale and Purchase of Approximately 7% of the Issued Share Capital in Forgame Holdings Limited.

4.116	English Translation of Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Technology Co., Ltd., dated December 1, 2014.

4.117	English Translation of Exclusive Consulting and Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Xiamen Xinreli Technology Co., Ltd., dated December 1, 2014.

4.118	English Translation of Share Pledge Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Tao Jia, dated December 1, 2014.

4.119	English Translation of Share Pledge Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Junhong Chen, dated December 1, 2014.

4.120	English Translation of Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Technology Co., Ltd., dated December 1, 2014.

Exhibit - 8

Number	Description of Exhibit

4.121	Power of Attorney by Tao Jia, dated December 1, 2014.

4.122	Power of Attorney by Junhong Chen, dated December 1, 2014.

8.1	List of Significant Subsidiaries and Consolidated Entities.

11.1(3)	Code of Business Conduct and Ethics.

12.1	CEO Certification pursuant to Rule 13a-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a).

13.1	CEO Certification pursuant to Rule 13a-14(b).

13.2	CFO Certification pursuant to Rule 13a-14(b).

23.1	Consent of Commerce & Finance Law Offices.

23.2	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation as filed with the SEC on June 28, 2005 and incorporated herein by reference thereto.

(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 16, 2006 and incorporated herein by reference thereto.

(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 20, 2007 and incorporated herein by reference thereto.

(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 19, 2008 and incorporated herein by reference thereto.

(7)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on April 29, 2009 and incorporated herein by reference thereto.

(8)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 4, 2010 and incorporated herein by reference thereto.

Exhibit - 9

(9)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 27, 2011 and incorporated herein by reference thereto.

(10)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on April 16, 2012 and incorporated herein by reference thereto.

(11)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on April 16, 2013 and incorporated herein by reference thereto.

(12) Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on April 16, 2014 and incorporated herein by reference thereto.

†	Portions of these exhibits have been omitted pursuant to a request for confidential treatment, and the omitted information has been filed separately with the SEC.

Exhibit - 10

KONGZHONG CORPORATION

Report of Independent Registered Public Accounting

Firm and Consolidated Financial Statements

For the years ended December 31, 2012, 2013 and 2014

KONGZHONG CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

KONGZHONG CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

KONGZHONG CORPORATION

We have audited the accompanying consolidated balance sheets of KongZhong Corporation, its subsidiaries and variable interest entities (collectively, the "Company") as of December 31, 2013 and 2014 and the related consolidated statements of comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of KongZhong Corporation, its subsidiaries and variable interest entities as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 16, 2015

KONGZHONG CORPORATION

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	As of December 31,
	2013	2014
ASSETS

Current assets
Cash and cash equivalents	$123,427,729	$105,093,178
Term deposits	4,448,839	16,907,346
Available-for-sale securities	-	20,013,487
Held-to-maturity securities	51,866,479	24,358,555
Accounts receivables, net of allowance of $342,442 and $316,966 as of December 31, 2013 and 2014	17,230,844	30,244,289
Prepaid expenses and other current assets	7,762,570	19,069,904
Restricted cash	-	53,375,960

Total current assets	204,736,461	269,062,719
Rental deposits	797,372	1,444,524
Property and equipment, net	5,842,522	5,659,191
Long-term investments	1,999,999	-
Goodwill	90,266,629	90,019,108
Acquired intangible assets, net	78,726,587	55,509,804
Restricted cash	36,870,739	10,885,357

Total assets	$419,240,309	$432,580,703

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIEs") without recourse to the Company of $39,488,204 and $31,546,430 as of December 31, 2013 and 2014, respectively)	$39,514,379	$31,599,317
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of $15,437,141 and $13,469,803 as of December 31, 2013 and 2014, respectively)	19,224,723	16,580,351
Short-term bank loan (including short-term bank loan of the consolidated VIEs without recourse to the Company of $nil and $nil as of December 31, 2013 and 2014, respectively)	-	42,428,890
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Company of $2,262,223 and $4,622,404 as of December 31, 2013 and 2014, respectively)	2,262,223	4,652,010
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of $322,714 and $1,223,526 as of December 31, 2013 and 2014, respectively)	6,369,482	5,529,899

Total current liabilities	$67,370,807	$100,790,467

Commitments and contingencies (Note 30)

Long-term liabilities (including long-term liabilities of the consolidated VIEs without recourse to the Company of $19,260,000 and $9,860,000 as of December 31, 2013 and 2014, respectively)	19,260,000	9,860,000

Total liabilities	$86,630,807	$110,650,467

Ordinary shares ($0.0000005 par value; 1,000,000,000,000 shares authorized, 1,834,883,063 and 1,882,073,063 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	918	942
Additional paid-in capital	152,052,241	162,687,212
Warrants	10,419,000	5,548,000
Accumulated other comprehensive income	55,563,102	57,531,228
Statutory reserves	10,723,748	11,467,537
Retained earnings	103,850,493	84,695,317

Total shareholders' equity	332,609,502	321,930,236

Total liabilities and shareholders' equity	$419,240,309	$432,580,703

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In US dollars)

	For the years ended December 31,
	2012	2013	2014

Revenues	180,586,151	173,653,795	227,595,969
Cost of revenues (including impairment on intangible assets of $nil, $250,553 and $nil for 2012, 2013 and 2014, respectively)	(103,130,272)	(96,399,886)	(129,279,063)

Gross profit	77,455,879	77,253,909	98,316,906

Operating expenses
Product development (including share-based compensation expense of $468,232, $305,385 and $545,060 for 2012, 2013 and 2014, respectively)	(18,382,383)	(26,401,720)	(25,107,372)
Selling and marketing (including share-based compensation expense of $227,804, $111,198 and $nil for 2012, 2013 and 2014, respectively)	(24,586,039)	(26,674,024)	(42,522,684)
General and administrative (including share-based compensation expense of $3,768,461, $1,157,146 and $1,002,720 for 2012, 2013 and 2014, respectively)	(11,629,273)	(8,976,176)	(12,564,600)
Impairment loss on intangible assets	-	(1,562,386)	(1,323,260)

Total operating expenses	(54,597,695)	(63,614,306)	(81,517,916)

Government subsidies	301,359	2,176,449	1,138,909

Income from operations	23,159,543	15,816,052	17,937,899
Interest income	5,231,308	6,763,938	8,864,742
Interest income from loans to third party	453,602	-	-
Interest expense	(262,758)	(693,282)	(895,056)
Impairment loss on cost method investment	-	(2,000,000)	(1,999,999)
Exchange gain (loss)	387,642	1,487,343	(271,666)
Investment income	261,473	-	-

Net Income before income taxes	29,230,810	21,374,051	23,635,920
Income taxes expense	(3,490,842)	(712,402)	(1,047,999)

Net income	$25,739,968	$20,661,649	$22,587,921

Net income per share, basic	$0.02	$0.01	$0.01

Net income per share, diluted	$0.01	$0.01	$0.01

Weighted average shares used in calculating basic net income per share	1,661,864,846	1,714,924,612	1,828,191,540

Weighted average shares used in calculating diluted net income per share	1,721,622,756	1,751,621,340	1,875,520,094

Net income	$25,739,968	$20,661,649	$22,587,921

Foreign currency translation adjustments	431,986	8,944,839	(1,665,311)
Unrealized gain on available-for-sale securities	-	-	3,633,437

Other comprehensive income	$431,986	$8,944,839	$1,968,126

Comprehensive income	$26,171,954	$29,606,488	$24,556,047

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In US Dollars)

					Accumulated
					other			Total
	Ordinary shares		Additional		comprehensive	Statutory	Retained	shareholders'
	Shares	Amount	paid-in capital	Warrants	income	reserves	earnings	equity

Balance as of January 1, 2012	1,661,939,143	$829	$131,140,682	$677,332	$46,186,277	$10,341,491	$57,831,133	$246,177,744
Issuance of ordinary shares for share-based compensation	27,500,000	14	277,295	-	-	-	-	277,309
Issuance of ordinary shares for acquisition of business	40,000,000	20	4,229,980	-	-	-	-	4,230,000
Share-based compensation recognized	-	-	4,464,497	-	-	-	-	4,464,497
Repurchase of ordinary shares	(74,141,480)	(42)	(14,590,313)	-	-	-	-	(14,590,355)
Conversion of convertible senior note	22,800,000	11	1,263,908	-	-	-	-	1,263,919
Issuance of warrants	-	-	-	14,889,000	-	-	-	14,889,000
Provision for statutory reserves	-	-	-	-	-	230,839	(230,839)	-
Other comprehensive income	-	-	-	-	431,986	-	-	431,986
Net income	-	-	-	-	-	-	25,739,968	25,739,968

Balance as of December 31, 2012	1,678,097,663	$832	$126,786,049	$15,566,332	$46,618,263	$10,572,330	$83,340,262	$282,884,068
Issuance of ordinary shares for share-based compensation	35,000,000	18	849,020	-	-	-	-	849,038
Share-based compensation recognized	-	-	1,573,729	-	-	-	-	1,573,729
Repurchase of ordinary shares	(78,214,600)	(32)	(10,123,789)	-	-	-	-	(10,123,821)
Warrants exercised	200,000,000	100	32,967,232	(5,147,332)	-	-	-	27,820,000
Provision for statutory reserves	-	-	-	-	-	151,418	(151,418)	-
Other comprehensive income	-	-	-	-	8,944,839	-	-	8,944,839
Net income	-	-	-	-	-	-	20,661,649	20,661,649

Balance as of December 31, 2013	1,834,883,063	$918	$152,052,241	$10,419,000	$55,563,102	$10,723,748	$103,850,493	$332,609,502
Issuance of ordinary shares for share-based compensation	7,190,000	4	436,621	-	-	-	-	436,625
Share-based compensation recognized	-	-	1,547,780	-	-	-	-	1,547,780
Repurchase of ordinary shares	-	-	(12,410)	-	-	-	-	(12,410)
Warrants exercised	40,000,000	20	8,662,980	(2,723,000)	-	-	-	5,940,000
Warrants forfeited	-	-	-	(2,148,000)	-	-	-	(2,148,000)
Provision for statutory reserves	-	-	-	-	-	743,789	(743,789)	-
Other comprehensive income	-	-	-	-	1,968,126	-	-	1,968,126
Dividends to shareholders	-	-	-	-	-	-	(40,999,308)	(40,999,308)
Net income	-	-	-	-	-	-	22,587,921	22,587,921

Balance as of December 31, 2014	1,882,073,063	$942	$162,687,212	$5,548,000	$57,531,228	$11,467,537	$84,695,317	$321,930,236

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2012	2013	2014
Operating activities:
Net income	$25,739,968	$20,661,649	22,587,921
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,628,005	4,988,007	21,523,098
(Gain) loss on disposal of property and equipment	(6,694)	30,714	(6,807)
Provision of bad debt	5,626	342,442	316,966
Impairment loss on cost method investment	-	2,000,000	1,999,999
Impairment loss on intangible assets	-	1,812,939	1,323,260
Share-based compensation	4,464,497	1,573,729	1,547,780
Amortization of the debt discount	36,297	-	-
Imputed interest on long-term liabilities	-	600,000	600,000
Changes in operating assets and liabilities:
Accounts receivable	(3,757,638)	6,723,022	(13,318,909)
Prepaid expenses and other current assets	(387,517)	(3,037,894)	(11,204,252)
Rental deposits	(233,859)	(29,697)	(647,735)
Trading securities	7,602,189	-	-
Accounts payable	(167,693)	(2,757,184)	4,478,116
Deferred revenue	(266,818)	(1,621,249)	2,370,611
Accrued expenses and other liabilities	2,551,298	4,513,352	320,302
Income tax payable	3,448,253	(70,320)	(821,047)

Net cash provided by operating activities	46,655,914	35,729,510	31,069,303

Investing activities:
Acquisition of businesses (net of cash acquired $586,701, $ nil and $nil for 2012, 2013, and 2014, respectively)	(8,413,299)	-	-
Purchase of intangible assets	(13,666,768)	(1,565,294)	(98,094)
Long-term investments	(3,999,999)	-	(16,380,050)
Loan repayment from third party	22,190,124	-	-
Purchase of term deposits	-	(20,824,178)	(18,520,623)
Proceeds from disposal of term deposits	-	16,710,813	6,077,749
Purchase of held-to-maturity securities	(319,589,646)	(259,536,862)	(191,037,877)
Proceeds from disposal of held-to-maturity securities	319,293,275	226,240,067	218,358,093
Purchase of property and equipment	(1,516,362)	(4,969,144)	(3,121,667)
Proceeds from disposal of property and equipment	6,694	-	6,807
Release of restricted cash	-	-	15,000,000
Addition of restricted cash	(35,510,803)	-	(42,401,935)

Net cash used in investing activities	(41,206,784)	(43,944,598)	(32,117,597)

Financing activities:
Deferred payment for acquisition of business	-	(3,000,000)	(2,880,600)
Repurchase of ordinary shares	(14,590,355)	(10,123,821)	(12,410)
Proceeds from exercise of employee stock options	277,309	849,038	436,625
Deferred payments for intangible assets	-	(6,588,420)	(21,827,993)
Proceeds from bank borrowing	-	9,000,000	42,428,890
Repayment of bank borrowing	-	(9,000,000)	-
Proceeds from exercise of warrants	-	27,820,000	5,940,000
Dividends paid to shareholders	-	-	(40,999,308)

Net cash (used in) provided by financing activities	(14,313,046)	8,956,797	(16,914,796)

Effect of foreign exchange rate changes	47,102	1,991,304	(371,461)

Net (decrease) increase in cash and cash equivalents	(8,816,814)	2,733,013	(18,334,551)
Cash and cash equivalents, beginning of year	129,511,530	120,694,716	123,427,729

Cash and cash equivalents, end of year	$120,694,716	$123,427,729	$105,093,178

Supplemental disclosures of cash flow information
Income taxes paid	$647,839	$909,496	$1,887,582
Interest paid	$26,730	$93,282	$119,400

Non-cash investing and financing activities:
Warrants issued in acquisition of game licenses	$14,889,000	$-	$-
Warrants forfeited	-	-	2,148,000
Consideration payable in connection with business acquisition	5,880,600	-	-
Ordinary shares issued for business acquisitions	4,230,000	-	-
Consideration payable in connection with purchase of intangible assets	$47,172,547	$4,784,675	$196,110

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

KongZhong Corporation ("KongZhong") was incorporated under the laws of the Cayman Islands on May 6, 2002. KongZhong and its consolidated entities (collectively, the "Company") provide internet games services, mobile games services and wireless interactive entertainment, media and community value-added services to customers of the telecommunications operators.

As of December 31, 2014, details of the Company's significant majority-owned subsidiaries and VIEs are as follows:

	Incorporation or	Shareholder/	Legal
Name	acquisition date/place	nominee owner	ownership	Principal activities
			%

Subsidiaries:

KongZhong Information Technologies (Beijing) Co., Ltd. ("KongZhong Beijing")	July 2002 People's Republic of China ("PRC")	KongZhong	100	Providing consulting and technology services

KongZhong China Co., Ltd. ("KongZhong China")	June 2005 the PRC	KongZhong	100	Providing consulting and technology services

Simlife (Beijing) Science Co., Ltd. ("Simlife Beijing")	June 2009 the PRC	Simlife International Inc.	100	Providing consulting and technology services

Success Blueprint Limited ("Success Blueprint")	October 2009 British Virgin Islands	KongZhong	100	Providing novel license to overseas

Dacheng Holdings Limited ("Dacheng Holdings")	January 2010 Cayman Islands	KongZhong	100	Providing internet games services

Dacheng Investment (Hong Kong) Limited ("Dacheng Hong Kong")	January 2010 Hong Kong	KongZhong	100	Providing internet games services

Noumena Innovation (BVI) Ltd. ("Noumena")	March 2012 British Virgin Islands	KongZhong	100	Providing smart mobile games services

Noumena Productions limited	March 2012 Hong Kong	Noumena	100	Providing smart mobile games services

KongZhong (Singapore) Pte. Ltd.	November 2014 Singapore	KongZhong China	100	Providing mobile games and internet games services

VIEs:

Beijing AirInbox Information	April 2002	Linguang Wu	45	Providing wireless
Technologies Co., Ltd.	the PRC	SonglinYang	42	value-added services
("Beijing AirInbox")		Guijun Wang	10	to mobile phone users
		Zhen Huang	3

Beijing Wireless Interactive	February 2005	Yang Yang	40	Providing wireless
Network Technologies Co., Ltd.	the PRC	Jingye Sun	30	value-added services
("Beijing WINT")		Li Ai	30	to mobile phone users

Beijing Chengxitong	November 2005	Yang Li	90	Providing wireless
Information Technology	the PRC	Xuelei Wu	10	value-added services
Co., Ltd. ("Beijing Chengxitong")				to mobile phone users

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES- continued

	Incorporation or	Shareholder/	Legal
Name	acquisition date/place	nominee owner	ownership	Principal activities
			%

Beijing Xinrui Network	January 2006	Guijun Wang	51	Providing wireless
Technology Co., Ltd.	the PRC	Yang Li	49	value-added services
("Beijing Xinrui")				to mobile phone users

Shanghai Mailifang	March 2009	Xu Guo	90	Mobile games
Communication Co., Ltd.	the PRC	Yang Yang	10	developing services
("Shanghai Mailifang")

Xiamen Xinreli Technology	June 2009	Tao Jia	80	Providing wireless
Co., Ltd. ("Xiamen Simlife")	the PRC	Junhong Chen	20	value-added services
				to mobile phone users

Shanghai Dacheng Network	January 2010	Leilei Wang	59	Providing internet
Technology Co., Ltd.	the PRC	Zhen Yang	41	games services
("Shanghai Dacheng")

Subsidiaries of VIE:

Beijing Boya Wuji Technologies Co., Ltd.	March 2004 the PRC	Beijing AirInbox	100	Providing internet games services

Tianjin Mammoth	May 2005	Beijing AirInbox	95	Mobile games
Technologies Co., Ltd.	the PRC	Beijing WINT	5	developing services
("Tianjin Mammoth")

Beijing Shiyuan Leya Culture Communication Co., Ltd.	July 2008 the PRC	Beijing Xinrui	100	Providing wireless value-added services to
				mobile phone users

Nanjing Net Book Culture Co., Ltd.	October 2009 the PRC	Beijing Chengxitong	100	Providing internet novel services

Beijing Yin'ao Fulai Culture Development Co., Ltd.,	May 2012 the PRC	Beijing Xinrui	100	Providing wireless value-added services to
				mobile phone users

Beijing Shangshu Boer Culture Communication Co., Ltd.,	July 2012 the PRC	Beijing Xinrui	100	Providing wireless value-added services to mobile phone users

Shanghai KongZhong Brilliant Game Co., Ltd. ("KongZhong Brilliant")	July 2012 the PRC	Shanghai Dacheng	100	Providing internet games services

KongZhongWang JP Co., Ltd.	June 2014 Japan	Beijing AirInbox	100	Providing mobile games services

Dacheng (Singapore) Pte. Ltd.	November 2014 Singapore	Shanghai Dacheng	100	Providing mobile games and internet games services

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The VIEs hold the requisite licenses and permits necessary to conduct the Company's value-added telecommunications business. KongZhong Beijing, KongZhong China, or Simlife Beijing (collectively, the "Foreign Owned Subsidiaries") have entered into the following contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Shanghai Mailifang, Xiamen Simlife, Beijing Xinrui and Shanghai Dacheng (collectively the "VIE Companies"), that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs' financial results of operations, assets and liabilities in the Company's consolidated financial statements.

Name of Foreign Owned Subsidiaries	Name of VIE Companies

KongZhong Beijing	Beijing AirInbox
KongZhong Beijing	Beijing WINT
KongZhong Beijing	Beijing Chengxitong
KongZhong Beijing	Shanghai Mailifang
KongZhong Beijing	Xiamen Simlife
KongZhong China	Beijing Xinrui
KongZhong China	Shanghai Dacheng

In making the conclusion that the Company is the primary beneficiary of the VIE Companies, the Company believes the Company's rights under the terms of the exclusive option agreements provide it with a substantive kick out right. More specifically, the Company believes the terms of the exclusive option agreements are valid, binding and enforceable under PRC laws and regulations currently in effect. A simple majority vote of the Company's board of directors is required to pass a resolution to exercise the Company's rights under the exclusive option agreements, for which consent of the shareholders of VIE Companies is not required. The Company's rights under the exclusive option agreements give the Company the power to control the shareholders of VIE Companies and thus the power to direct the activities that most significantly impact the VIE Companies' economic performance. In addition, the Company's rights under the powers of attorney also reinforce the Company's abilities to direct the activities that most significantly impact the VIE Companies' economic performance. The Company also believes that this ability to exercise control ensures that the VIE Companies will continue to execute and renew services agreements and pay service fees to the Company. The technical and consulting services agreements are automatically renewed and may only be terminated at the Company's sole discretion. The Company has the sole discretion to determine the amounts of the technical and consulting service fees. As a result, the Company believes that it has the rights to receive substantially all of the economic benefits from the VIE Companies.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The business operation agreements of Beijing AirInbox and Xiamen Simlife will expire in 2016 and 2024, respectively. The business operation agreement of Beijing AirInbox will be automatically extended for another ten years unless KongZhong Beijing writes to terminate the agreement three months before the expiration of the agreement. The business operation agreement of Xiamen Simlife will be automatically extended for another ten years unless KongZhong Beijing writes to terminate the agreement three months before the expiration of the agreement. The business operation agreements of the remaining VIEs do not contain any expiration date. The termination of the agreements requires thirty day written notice from the Foreign Owned Subsidiaries. The VIEs have no authority to terminate the business operation agreements.

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

Exclusive option agreement Each of the VIE Companies and their respective shareholders has also entered into an exclusive share option agreement with the respective Foreign Owned Subsidiaries. Pursuant to these agreements, each of the shareholders of the VIE Companies has granted an exclusive option to the Foreign Owned Subsidiaries or their designees to purchase all or part of such shareholder's equity interest in the VIE Companies, at a purchase price equal to the respective capital of the VIE companies or a price required under PRC laws at the time of such purchase.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The exclusive technical and consulting services agreements of Beijing AirInbox, Shanghai Mailifang, Beijing Xinrui and Shanghai Dacheng will expire in 2024, 2019, 2019 and 2020, respectively. The exclusive technical and consulting services agreements of these VIEs will be automatically extended for another ten years unless the relevant Foreign Owned Subsidiaries write to terminate the agreements three months before the expiration of the agreements. The technical and consulting services agreements of the remaining VIEs do not contain any expiration provision.

The agreements may be terminated only at the option of the Foreign Owned Subsidiaries and the VIEs have no authority to terminate the exclusive technical and consulting services agreements.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with VIE Companies and their subsidiaries and their current shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	Revoke the business and operating licenses of the Foreign Owned Subsidiaries, VIE Companies and their subsidiaries;
•	Discontinue or restrict the operations of any related-party transactions among the Foreign Owned Subsidiaries, VIE Companies and their subsidiaries;
•	Impose fines or other requirements on the Foreign Owned Subsidiaries, VIE Companies and their subsidiaries;
•	Require the Company or Foreign Owned Subsidiaries, VIE Companies and their subsidiaries to revise the relevant ownership structure or restructure operations; and/or
•	Restrict or prohibit the Company's use of the proceeds of the additional public offering to finance the Company's business and operations in China.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The Company's ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate VIE Companies and their subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over VIE Companies and their subsidiaries and their shareholder, and it may lose the ability to receive economic benefits from VIE Companies and their subsidiaries.

The interests of the shareholders of the VIE Companies may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE Companies not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIE Companies will act in the best interests of the Company or that conflicts of interests will be resolved in the Company's favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of VIE Companies may encounter in their capacity as beneficial owners and directors of VIE Companies, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of VIE Companies will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of VIE Companies should they act to the detriment of the Company. The Company relies on certain current shareholders of VIE Companies, as directors and executive officers of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of VIE Companies, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Company's ability to control the VIE Companies also depends on the powers of attorney the Foreign Owned Subsidiaries have to vote on all matters requiring shareholder approvals in the VIE Companies. As noted above, the Company believes the powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

The following financial statement amounts and balances of KongZhong's VIEs were included in the accompanying consolidated financial statements:

	As of December 31,
	2013	2014

Total current assets	$140,476,592	$134,777,487
Total assets	$259,746,443	$211,055,266
Total current liabilities	$57,510,282	$50,862,163
Total liabilities	$76,770,282	$60,722,163

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

	For the years ended December 31,
	2012	2013	2014

Revenues	$172,090,218	$168,999,541	$217,859,413
Net income	$28,331,383	$16,439,680	$22,996,737

	For the years ended December 31,
	2012	2013	2014

Net cash provided by operating activities	$43,021,136	$28,830,017	$26,682,007
Net cash (used in) provided by investing activities	$(53,172,297)	$(38,188,141)	$28,503,343
Net cash (used in) financing activities	$-	$(6,588,420)	$(21,201,273)

The VIEs contributed an aggregate of 95.3%, 97.3% and 95.7% of the consolidated revenues for the year ended December 31, 2012, 2013 and 2014, respectively. The Company's operations not conducted through contractual arrangements with the VIEs primarily consist of its non-carrier billing channels business. As of December 31, 2013 and 2014, the VIEs accounted for an aggregate of 62.0% and 48.8%, respectively, of the consolidated total assets, and 88.6% and 54.9%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, goodwill and intangible assets.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 31 for disclosure of restricted net assets.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Short-term investments

The Company's short-term investments comprise debt and equity securities, which are classified as either held-to-maturity securities, trading securities or available-for-sale securities. Investments in securities that the Company has the positive intent and ability to hold the securities to maturity are classified as held-to-maturity securities and recorded at amortized cost. Trading securities are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in net earnings. Investments in securities that have readily determinable fair value not classified as held-to-maturity or as trading securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

The Company reviews its short-term investments, including held-to-maturity securities and available-for-sale securities, for other-than-temporary impairment based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments. If the cost of an investment exceeds the investment's fair value, the Company considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Company's intent and ability to hold the investment, in determining if impairment is needed.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company's financial statements include impairment of goodwill and other intangible assets, impairment of cost method investment, purchase price allocation in business combinations, revenue recognition, valuation of warrants, valuation allowance for deferred tax assets, and share-based compensation expense. Actual results could differ from those estimates.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The first step compares the fair value of each reporting unit (operating segment or one level below an operating segment) to its carrying amount, including goodwill. As of December 31, 2013 and 2014, there were three reporting units, internet games, mobile games and wireless value-added services ("WVAS"). If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. No impairment loss was recorded during the years ended December 31, 2012, 2013 and 2014 (see Note 12).

The Company has determined that the Company's trademarks do not have determinable useful lives. Consequently, the carrying amount of trademarks are not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test consists of a comparison of the fair value of the trademarks with their carrying amount and an impairment loss is recognized if and when the carrying amounts of the trademarks exceed their fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. No impairment loss was recorded during the years ended December 31, 2012, 2013 and 2014.

Long-term investments

For investments in investees over which the Company does not have significant influence, the Company carries the investments at cost. The Company reviews the long-term investments for impairment whenever events or circumstances indicate that an other-than-temporary decline has occurred. An impairment loss is recognized in earnings equal to the amount of the investment's carrying amount in excess of its fair value at the assessment date. The fair value of the investment would then become the new cost basis of the investment. Impairment losses of $nil, $2 million and $2 million were recorded for the years ended December 31, 2012, 2013 and 2014, respectively (see Note 11).

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition and cost of revenues

The Company's revenues are derived from internet games services, mobile games services and WVAS. The Company's revenues are net of sales tax.

(i)	Internet games

The internet games revenues are primarily derived from internet games operation revenues and licensing revenues.

Online game operation revenues

The Company adopts the item-based revenue model. The basic game play functions are free of charge or require an initial fee to access the game, and players are charged for purchases of in-game items. Revenue from the initial fee to access the game is recognized ratably based on the period during which the player is expected to continue to play the game. Revenues from the sales of in-game items are recognized when the items are consumed by the players or over the estimated lives of the items.

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition and cost of revenues - continued

(i)	Internet games - continued

Revenues from licensing arrangement - continued

For the licensing arrangements entered prior to the establishment of the VSOE of fair value of the support and maintenance services, the entire licensing arrangement is accounted for as one accounting unit resulting in the upfront fee being recognized on a straight line basis over the support and maintenance services period beginning from the commercial launch of the games by the licensee.

According to certain licensing arrangements, the Company is also entitled to ongoing usage-based royalties determined based on the amount charged to the players' accounts or services payable by players in a given country or region. The usage-based royalties are recognized when they are earned, provided that the collection is probable.

(ii)	Mobile games

The mobile games revenues are derived from both carrier billing channels and non-carrier billing channels.

Revenues from carrier billing channels

The Company recognizes revenues collected and collectable from carrier billing channels through providing mobile games services on the platforms of Mobile Operator. Mobile phone users download the mobile games in the same manner as the WVAS and the Company recognizes revenues from such services in the same way as the WVAS revenues are recognized. Mobile phone users could also download games on Android platforms and the Company recognizes revenues from such services in the same way as revenues from non-carrier billing channels.

Revenues from non-carrier billing channels

The Company recognizes revenues collected and collectable from non-carrier billing channels through providing mobile games services on platforms such as global Android and iOS platforms. Mobile phone users download the mobile games on Android and iOS platforms. The Company adopts the item-based revenue model. The basic game play functions are free of charge, and players are charged for purchases of in-game items. Revenues from the sales of in-game items are recognized when the items are consumed by the players.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition and cost of revenues - continued

(iii)	WVAS

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Sales taxes

The Company reports revenues net of sales taxes. Sales taxes recorded were $5,793,557 and $5,786,615, respectively in 2012 and 2013, and a reversal of an over provision of $333,622 in 2014 as the entities of the Company were no longer required to pay sales taxes under the relevant tax reform program.

Value-added taxes

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot value-added taxes ("VAT") reform program ("Pilot Program"), applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of sales tax. Starting from August 1, 2013, the Pilot Program was expanded to cover all regions in the PRC. Starting from June 1, 2014, the telecommunications service industry as a whole was included in the Pilot Program. The applicable VAT rates are 6% and 3% for the entities that are general taxpayer and small-scale taxpayer, respectively.

Allowance for credit losses

The allowance for credit losses related to accounts receivable is maintained at a level considered by management to be adequate to absorb an estimate of probable future losses existing at the balance sheet date. In estimating probable losses, the Company reviews accounts that are past due or in bankruptcy and accounts that may have higher credit risk using information available about the customer. The Company arrives at an estimated loss for specific doubtful accounts. This process is based on estimates, and ultimate losses may differ from those estimates. Receivable balance is written off when the Company determines that the balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance when received. The Company considers an accounts receivable balance past due when payment has not been received within the stated terms. The charges related to allowance for credit losses for the years ended December 31, 2012, 2013 and 2014 were $5,626, $342,442 and $316,966, respectively.

Movement of allowance for credit losses is as follows:

	Balance at	Charged to		Balance at
	beginning of the year	expense	Written-off	end of the year

2012	$222,007	$5,626	$(222,007)	$5,626
2013	$5,626	$342,442	$(5,626)	$342,442
2014	$342,442	$316,966	$(342,442)	$316,966

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

Government subsidies

The Company receives subsidies from the local government authorities as incentives for local area development and technology development. The Company records the government subsidies that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs, as income in certain periods. The Company recognized total government subsidies of $301,359, $2,176,449 and $1,138,909 and recognized such amounts as income for the years ended December 31, 2012, 2013 and 2014, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Comprehensive income

Comprehensive income includes net income, unrealized gain on available-for-sale securities and foreign currency translation adjustments. Comprehensive income is reported in the statements of comprehensive income.

Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $5,802,006, $8,412,925 and $5,726,530 for the years ended December 31, 2012, 2013 and 2014, respectively, and have been included as part of selling and marketing expenses.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Recently issued accounting standards adopted

In March 2013, the Financial Accounting Standards Board ("FASB") has issued an authoritative pronouncement related to parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment. In addition, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity's fiscal year of adoption. The adoption of this guidance did not have a significant effect on the Company's consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Recently issued accounting standards adopted - continued

In July 2013, the FASB issued an Accounting Standard Update ("ASU") which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB's objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current US GAAP.

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

Recent accounting pronouncements not yet adopted

In April 2014, the FASB issued a new pronouncement which amends the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in US GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization's operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide information about the ongoing trends in a reporting organization's results from continuing operations. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In May 2014, the FASB issued a new pronouncement which affects any entity using US GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of non-financial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1. Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2. Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application.

If an entity elects this transition method it should also provide the additional disclosures in reporting periods that include the date of initial application of the amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation - Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In August, 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Furthermore, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern." The new standard is effective for fiscal years ending after December 15, 2016. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In January 2015, the FASB issued a new pronouncement which eliminates from US GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement - Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item.

If an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. The entity also is required to disclose applicable income taxes and either present or disclose earnings-per-share data applicable to the extraordinary item.

The FASB heard from stakeholders that the concept of extraordinary items causes uncertainty because it is unclear when an item should be considered both unusual and infrequent. Additionally, some stakeholders said that although users find information about unusual or infrequent events and transactions useful, they do not find the extraordinary item classification and presentation necessary to identify those events and transactions. Other stakeholders noted that it is extremely rare in current practice for a transaction or event to meet the requirements to be presented as an extraordinary item.

The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

3.	ACQUISITION OF NOUMENA

On March 20, 2012, the Company obtained the control over Noumena and certain assets from a related party of Noumena, a developer of cross-platform smart phone mobile game engines. The total consideration was $19.11 million, consisting of cash consideration of $14.88 million and share consideration of $4.23 million. $9 million out of $14.88 million cash consideration was paid and $4.23 million share consideration was settled by issuance of 40 million ordinary shares of KongZhong, equivalent to 1 million American Depositary Shares ("ADSs", each representing 40 ordinary shares) in 2012. $3 million and $2.88 million of the cash consideration were paid in 2013 and 2014, respectively. This acquisition was recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities were recorded at fair value at the date of acquisition. The acquisition-related cost of $77,783 was recorded as general and administrative expenses as incurred in 2012. The revenues and net income of Noumena in the amounts of $2,946,157 and $2,074,536 respectively were included in the Company's consolidated statement of comprehensive income for the year ended December 31, 2012.

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

The goodwill arising from the acquisition of Noumena was allocated to and included in the mobile games segment as of December 31, 2013 and 2014. The useful life of product technologies is 3 years.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

3.	ACQUISITION OF NOUMENA - continued

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

Pro forma

The following summarized unaudited pro forma results of operations for the year ended December 31, 2012 assuming that the acquisition during the period ended December 31, 2012 occurred as of January 1, 2012. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2012, nor is it indicative of future operating results.

For the years ended
December 31,
2012
(unaudited)

Revenues	$186,949,412
Net income	$26,161,809
Income per share - basic	$0.02
Income per share - diluted	$0.02

4.	AVAILABLE-FOR-SALE SECURITIES

In February 2014, the Company made an investment in Ourgame International Holdings Limited (“Ourgame”) for a consideration of RMB100 million (equivalent to $16.3 million) and recorded it as a long-term investment. Ourgame has become listed in Hong Kong since June 2014 and accordingly, the investment has a readily determinable fair value. Based on its expected period of holding, the Company has accounted for the investment as available-for-sale securities under current assets thereafter.

5.	HELD-TO-MATURITY SECURITIES

The balance represents the Company's investments in debt securities with original maturities within one year that the Company has positive intent and ability to hold to maturity.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

6.	TRADING SECURITIES

The Company from time to time invests in publicly traded equity and debt securities in China's stock market, and accounts for such investments as trading securities. The Company recognized gain related to trading securities of $261,473, $nil and $nil in the statements of comprehensive income for the years ended December 31, 2012, 2013 and 2014, respectively.

7.	LOANS TO THIRD PARTY

The Company entered into three loan agreements with Chengdu JinhuaTianchuang Investment Co., Ltd. ("Chengdu Jinhua"), a third party, and China Mingsheng Banking Co., Ltd. whereby the Company loaned RMB99 million, RMB25.8 million and RMB15 million (a total of RMB139.8 million or $22.2 million) to Chengdu Jinhua for one year commencing January 24, January 24 and February 18, 2011, respectively, at an interest rate of 6.39% per annum. For the year ended December 31, 2012, the Company recorded interest income of $453,602. The terms of the loans were subsequently extended to March 31, 2012 at an interest rate of 7.93% per annum for the extended period. These loans were fully settled at the end of March 2012.

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2013	2014

Prepayment to service providers	$2,553,524	$9,561,090
Employee advances	1,000,762	332,923
Other deposits	1,110,945	1,134,027
Interest receivables	2,880,612	5,063,320
VAT recoverable	-	2,174,745
Other current assets	216,727	803,799
	$7,762,570	$19,069,904

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

9.	RESTRICTED CASH

In connection with the requirements of a game license agreement entered into during 2012, a deposit was placed with bank as a pledged asset for the issuance of a standby letter of credit in favor of the licensor. The deposit is restricted as to withdrawal or usage for five years since the issuance of the standby letter of credit in 2012. In 2014, after the Company's payment of $15 million for the game license fee, the deposit was reduced to $21.9 million as of December 31, 2014, $10.9 million of which was expected to be released within a year, and accordingly recorded as a current asset.

In October 2014, the Company entered into an agreement with a bank for a term loan of $42.4 million (equivalent to approximately RMB260 million). The repayment of the loan was secured by a deposit of RMB260 million (equivalent to approximately $42.4 million) placed with a bank. The deposit was expected to be released within a year from the deposit date and accordingly recorded as a current asset as of December 31, 2014.

10.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2013	2014

Computer and transmission equipment	$15,312,698	$17,305,410
Furniture and office equipment	1,162,452	1,288,057
Motor vehicles	807,082	860,109
Leasehold improvements	2,917,621	2,885,943
Communication equipment	543,308	541,704
Office building	705,297	703,384
	21,448,458	23,584,607
Less: accumulated depreciation	(15,605,936)	(17,925,416)
	$5,842,522	$5,659,191

Depreciation expenses for the years ended December 31, 2012, 2013 and 2014 are $2,175,564, $2,202,865 and $2,319,480 respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

11.	LONG-TERM INVESTMENTS

(a)	In February 2012, the Company acquired certain preferred shares in U4iA Games Incorporated ("U4iA"), a developer and publisher of a free-to-play, console-quality, browser-based first person shooter game for $2 million in cash. The holder of such preferred shares is entitled to the number of votes equal to the number of share of common stock into which the preferred shares could be converted. The acquired preferred shares would entitle the Company approximately 2.4% of the total voting rights as of the acquisition date if all related shares were converted. As the Company had no significant influence over U4iA, this investment was accounted for using the cost method.

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

(b)	In October 2012, the Company acquired certain preferred shares in Meteor Entertainment Inc.,("Meteor"), a developer and publisher of a free-to-play first person shooter game for $2 million in cash. The holder of such preferred shares is entitled to the number of share of common stock into which the preferred shares could be converted. The acquired preferred shares would entitle the Company approximately 2.5% and 1.2% of the total voting rights as of the acquisition date and as of the end of 2013 after further issuance of shares to other holders, respectively, if all related shares were converted. As the Company had no significant influence over Meteor, this investment was accounted for using the cost method.

Since the completion of this investment, Meteor has been in a continuous loss-making position and failed to create the type of profit-generating business that was contemplated at the time of the Company's investment. As a result, the Company recorded a full impairment loss of $2 million in the year ended December 31, 2014 since it does not expect any positive cash flows from the investment in Meteor in the future and has no intention to hold this investment for recovery.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

12.	GOODWILL

The change in the carrying amounts of goodwill by reporting unit which is the same as reportable segment is as follows:

	2013				2014
	Internet	Mobile			Internet	Mobile
	games	games	WVAS	Total	games	games	WVAS	Total

Gross amount:
Beginning balance	$68,408,299	$20,274,048	$43,929,382	$132,611,729	$70,506,823	$20,882,730	$44,035,400	$135,424,953
Exchange differences	2,098,524	608,682	106,018	2,813,224	(191,276)	(55,479)	(12,317)	(259,072)

Ending balance	70,506,823	20,882,730	44,035,400	135,424,953	70,315,547	20,827,251	44,023,083	135,165,881

Accumulated impairment loss:
Beginning balance	(3,182,185)	-	(41,878,521)	(45,060,706)	(3,279,803)	-	(41,878,521)	(45,158,324)
Exchange differences	(97,618)	-	-	(97,618)	8,898	-	2,653	11,551

Ending balance	(3,279,803)	-	(41,878,521)	(45,158,324)	(3,270,905)	-	(41,875,868)	(45,146,773)

Goodwill, net	$67,227,020	$20,882,730	$2,156,879	$90,266,629	$67,044,642	$20,827,251	$2,147,215	$90,019,108

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

12.	GOODWILL - continued

As of December 31, 2012, the Company performed an annual impairment test on goodwill. The Company estimated the fair values of the reporting units using the income approach valuation methodology. The income approach valuations included cash flow discount rates of 26%, 24% and 25%, and terminal value growth rates of 3%, 1% and 1% for internet games, mobile games and WVAS reporting units, respectively. Based on the results of the goodwill impairment test, the fair value of each reporting unit was more than the respective carrying value. Accordingly, there was no goodwill impairment needed to be recognized for the fiscal year 2012.

As of December 31, 2013, the Company performed an annual impairment test on goodwill. The Company estimated the fair values of the reporting units using the income approach valuation methodology. The income approach valuations included cash flow discount rates of 27%, 25% and 26%, and terminal value growth rates of 3%, 3% and 1% for internet games, mobile games and WVAS reporting units, respectively. Based on the results of the goodwill impairment test, the fair value of each reporting unit was more than the respective carrying value. Accordingly, there was no goodwill impairment needed to be recognized for the fiscal year 2013.

As of December 31, 2014, the Company performed an annual impairment test on goodwill. The Company estimated the fair values of the reporting units using the income approach valuation methodology. The income approach valuations included cash flow discount rates of 27%, 26% and 26%, and terminal value growth rates of 3%, 3% and 1% for internet games, mobile games and WVAS reporting units, respectively. Based on the results of the goodwill impairment test, the fair value of each reporting unit was more than the respective carrying value. Accordingly, there was no goodwill impairment needed to be recognized for the fiscal year 2014.

No goodwill impairment loss was recognized during the years ended December 31, 2012, 2013 and 2014.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

13.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	As of December 31, 2013					As of December 31, 2014
	Gross				Net	Gross				Net
	carrying	Accumulated	Exchange	Accumulated	carrying	carrying	Accumulated	Exchange	Accumulated	carrying	Amortization
	amount	amortization	difference	impairment	amount	amount	amortization	difference	impairment	amount	period
Intangible assets not subject to amortization
Trademarks with indefinite life	$282,182	$-	$9,179	$-	$291,361	$282,182	$-	$8,388	$-	$290,570	N/A
Intangible assets subject to amortization
Agreements with Mobile Operator	3,113,746	(3,113,746)	-	-	-	3,113,746	(3,113,746)	-	-	-	3 years
Operating platforms	243,974	(240,527)	650	-	4,097	243,974	(243,974)	-	-	-	5 years
Service licenses	57,071	(57,071)	-	-	-	57,071	(57,071)	-	-	-	3 years
Contracts with content providers	120,999	(120,999)	-	-	-	120,999	(120,999)	-	-	-	1 year
Non-compete agreement	388,516	(388,516)	-	-	-	388,516	(388,516)	-	-	-	2 years
Self-developed contents	379,089	(379,089)	-	-	-	379,089	(379,089)	-	-	-	2 years
Product technologies	4,966,102	(4,966,102)	-	-	-	4,966,102	(4,966,102)	-	-	-	3 years
Contracts with service providers	5,713	(5,713)	-	-	-	5,713	(5,713)	-	-	-	1 year
Subscriber list	16,710	(16,710)	-	-	-	16,710	(16,710)	-	-	-	1 year
Trademarks	36,874	(36,874)	-	-	-	36,874	(36,874)	-	-	-	1 year
Core technologies	8,281,231	(6,022,186)	84,060	-	2,343,105	8,281,231	(6,947,441)	243,038	-	1,576,828	5 years
Software	115,150	(40,730)	3,156	-	77,576	115,150	(65,464)	3,875	-	53,561	5 years
Game licenses	80,094,217	(4,206,258)	1,161,598	(1,812,939)	75,236,618	80,381,424	(22,127,367)	1,239,249	(6,540,004)	52,953,302	3 years
Employment contract	380,898	(380,898)	-	-	-	380,898	(380,898)	-	-	-	3 years
Copyright	813,074	(45,518)	6,274	-	773,830	813,074	(181,584)	4,053	-	635,543	6 years
Total	$99,295,546	$(20,020,937)	$1,264,917	(1,812,939)	78,726,587	$99,582,753	$(39,031,548)	$1,498,603	(6,540,004)	55,509,804

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

13.	ACQUIRED INTANGIBLE ASSETS, NET - continued

The weighted average amortization period of the intangible assets subject to amortization was three years as of December 31, 2013 and 2014, respectively.

For purposes of recognition and measurement of an impairment loss, each intangible asset is considered the lowest level asset group that generates identifiable independent cash flow. In 2013, owing to the unsatisfactory performance for one game and expected cessation for another game, the carrying amount of these game licenses exceeded the sum of undiscounted future cash flows expected to generate from the use and eventual disposition of such licenses, which were insignificant. Accordingly, the Company recognized an impairment loss of $250,553 and $1,562,386 respectively in the consolidated statement of comprehensive income in 2013, which were reported in cost of revenues and impairment loss of intangible assets, respectively. The licenses impaired in 2013 were originally included in the internet game segment. In 2014, owing to the uncertainty of the success of a game development, the carrying amount of the relevant game licenses exceeded the sum of undiscounted future cash flows expected to generate from the use and eventual disposition of such licenses, which were insignificant. Accordingly, the Company recognized an impairment loss of $1,323,260 in the consolidated statement of comprehensive income in 2014, which was reported in impairment loss of intangible assets. The licenses impaired in 2014 were originally included in the internet game segment.

During 2012, 2013 and 2014, the Company obtained certain new game licenses from third party game developers. The intangible assets recognized comprise the relevant initial license fee payments, minimum royalty fee payments and value of warrants issued in connection with obtaining these licenses.

The Company recorded intangible assets relating to the game licenses by reference to the fair values of cash installment payments and warrants because the fair values of the game licenses were not readily determinable at the transaction dates. The Company estimated the useful lives of the game licenses to be three years and amortizes such intangible assets from commercial launches of the games over the useful lives. As of December 31, 2014, only certain games had been launched and relevant intangible assets started amortization.

The Company recorded amortization expenses of $5,452,441, $2,785,142, and $19,203,618 for the years ended December 31, 2012, 2013, and 2014, respectively. The amortization expenses for the years ending December 31, 2015, 2016, 2017, 2018, 2019 and thereafter are expected to be $22,973,341, $24,069,410, $6,661,446, $1,378,849, and $136,188.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

14.	ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of December 31,
	2013	2014

Game license fees payable	$26,280,480	$13,246,572
Fees payable to content and channel providers	6,589,293	5,075,274
Royalty fees payable	5,448,409	11,622,820
Fees payable to mobile operators	635,500	968,382
Others	560,697	686,269
	$39,514,379	$31,599,317

15.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2013	2014

Accrued welfare benefits	$167,290	$196,455
Accrued payroll and bonus	4,126,279	5,719,423
Advance from customers	1,149,073	793,565
Accrued professional service fees	2,351,363	3,663,273
Accrued marketing expense	6,393,334	5,545,844
Other tax payables	2,148,117	-
Acquisition payable	2,880,600	-
Others	8,667	661,791
	$19,224,723	$16,580,351

The balance of acquisition payable as of December 31, 2013 represented the outstanding consideration in relation to the acquisition of Noumena (see Note 3). Such consideration was settled in 2014.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

16.	SHORT-TERM BANK LOAN

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

In October 2014, the Company entered into a financing agreement with a bank and obtained US dollars loans totaling $42,428,890 for the purpose of special cash dividend distribution. The repayment was expected to be in October 2015 and secured by a pledge of RMB deposits of RMB260,000,000 (see Note 9).

17.	INCOME TAXES

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

The Company's subsidiaries, VIEs and VIEs' subsidiaries established in the PRC are subject to income tax rate of 25%, except for the following, according to the PRC Enterprise Income Tax Law (the "EIT Law"), which adopted a unified income tax rate of 25% for both domestic and foreign enterprises.

In 2014, KongZhong Beijing, Beijing AirInbox, Beijing Xinrui, Tianjin Mammoth renewed their "high and new technology enterprise" ("HNTE") status for additional six years through a new application process since their operations continue to qualify for HNTE status after the 2011 renewal under simplified application process. KongZhong China, Beijing Chengxitong and Beijing WINT also renewed their HNTE status in 2012 for additional three years through simplified application process after they first obtained such status in 2009. The HNTE status allows qualifying China-based enterprises to use a 15% tax rate for three years. After the first six years, enterprises will go through a new application process in order to renew their HNTE status. The Company believes it is highly likely that its qualifying entities will continue to obtain the renewal of the HNTE status in the future and has assumed so in calculating deferred tax assets and liabilities.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

17.	INCOME TAXES - continued

Xiamen Simlife, Shanghai Dacheng and KongZhong Brilliant qualified for software enterprise for tax purposes. They were entitled to an exemption from income tax for two years commencing from the first year that presents accumulated earnings under the PRC tax law and entitled to a 50% relief from income tax for the following three years. The preferential tax treatment of Xiamen Simlife started in 2010, Shanghai Dacheng started in 2011 and KongZhong Brilliant started in 2014.

	As of December 31,
	2013	2014

Current deferred tax assets
Accrued expenses	$298,992	$616,812
Less: valuation allowance	(298,992)	(616,812)

Current deferred tax assets, net	$-	$-

Non-current deferred tax assets
Net operating loss carry forwards	116,765	2,100,763
Less: valuation allowance	(116,765)	(2,100,763)

Non-current deferred tax assets, net	$-	$-

The Company operates through multiple subsidiaries and VIEs and the valuation allowance is considered on each individual entity basis. A full valuation allowance has been established because the Company believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the future. The tax losses carried forward as of December 31, 2014 amounted to $15,907,836 and will expire by 2019.

The income taxes expense consists of:

	For the years ended December 31,
	2012	2013	2014

Current	$3,558,263	$722,971	$1,047,999
Deferred	(67,421)	(10,569)	-

Total	$3,490,842	$712,402	$1,047,999

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

17.	INCOME TAXES - continued

A reconciliation between the statutory PRC enterprise income tax rate and the Company's effective tax rate is as follows:

	For the years ended December 31,
	2012	2013	2014
	%	%	%

Applicable rate for reconciliation purpose (note)	25	25	25
Effect of tax holiday granted to PRC entities	(7.6)	(6.5)	(7.4)
Effect on tax rates in different tax jurisdiction	12.5	(2.3)	(7.1)
Tax effect of expenses that are not deductible in determining taxable profit (note)	3.1	1.1	1.0
Tax effect of allowable special deduction in determining taxable profit (note)	(20.5)	(14.9)	(16.8)
Change in valuation allowance	(0.6)	0.9	9.7

Effective tax rate for the year	11.9	3.3	4.4

Note:	The domestic tax rate in the jurisdiction where the operation of the Company is substantially based is used. Expenses that are not deductible included accrued salary and accrued bonus which exceeded the upper limit of deduction under the EIT Law. Special deduction is an extra 50% deduction allowable under the EIT Law in respect of qualifying product development expense incurred.

If the tax holidays granted to the relevant subsidiaries and VIEs were not available, the impact on income tax provision and earnings per share amounts would be as follows:

	For the years ended December 31,
	2012	2013	2014

Increase in income tax expense	$2,207,096	$1,399,105	$1,758,665

Impact on net income per ordinary share-basic	$0.00	$0.00	$0.00

Impact on net income per ordinary share-diluted	$0.00	$0.00	$0.00

The Company did not identify any significant unrecognized tax benefits or incur any interest or penalties related to potential underpaid income tax expenses for each of the three years ended December 31, 2014. The Company does not expect to have a significant increase or decrease on unrecognized tax benefits within 12 months from December 31, 2014.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

17.	INCOME TAXES - continued

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

Aggregate undistributed earnings of the Company's subsidiaries, VIEs and its VIEs' subsidiaries located in the PRC that are available for distribution to the Company of approximately $219,178,436 at December 31, 2014 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distribution made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

18.	LONG-TERM LIABILITIES

In connection with the acquisition of the intangible assets relating to a game license obtained in 2012, the Company was required to make certain cash payments by installment. The total cash installment payments amounted to $55,000,000 with a present value of $53,460,269 on the acquisition date. The Company has recorded the outstanding current and noncurrent payment liabilities of $10,000,000 and $9,860,000 under accounts payable and long-term liabilities, respectively as of December 31, 2014.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

19.	CONVERTIBLE SENIOR NOTE

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

The conversion feature, interest rate reset feature and prepayment feature embedded in the convertible senior note are derivatives but not subject to bifurcation in accordance with the guidance of accounting for derivative instruments. The warrant issued with the convertible senior note was detachable and classified as equity. The total proceeds were allocated between the convertible senior note and the warrant based on their relative fair values. The amount of $677,332 allocated to the warrant was recorded as equity. A beneficial conversion feature of $3,667,931 was resulted as the effective conversion price was lower than the fair value of the ordinary shares on the closing date of March 18, 2009, which was recognized as additional paid in capital with a corresponding increase in debt discount. The debt discount totaling $4,345,263 was amortized into interest expense over the term of convertible senior note using the effective interest rate method. During 2012, the amortized discount of $36,297 were recorded as part of the interest expense respectively.

On February 25, 2011, the Company prepaid 70% of the aggregate principal amount of the convertible senior note for $9,310,000 in cash, plus any accrued but unpaid interest. The prepaid portion of the convertible senior note has rights to be converted into 1,330,000 ADSs, equivalent to 53,200,000 ordinary shares.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

19.	CONVERTIBLE SENIOR NOTE - continued

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

Interest expense on the convertible senior note has been recorded at the effective rate of 31.85% after prepayment comparing to previous effective interest rate of 37.01%. Interest expense recognized related to the convertible senior note was as follows:

For the years ende
December 31,
2012

Interest expense at coupon rate	$26,730
Amortization of debt discount	36,297

Total interest expense recognized	$63,027

20.	SHARE REPURCHASE

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

On October 26, 2012, the Board of Directors authorized to purchase the ADSs on the open market (the "2012 Purchase Plan"). The aggregate value of ADSs to be purchased under the 2012 Purchase Plan shall not exceed $20,000,000, and the number of ADSs to be purchased shall not exceed 5,000,000 ADSs. During 2012, the Company repurchased 362,807 ADSs for a total consideration of $2,071,731. During 2013, the Company repurchased 1,592,558 ADSs for a total consideration of $10,123,821. All such ADSs repurchased by the Company in 2012 and 2013 under the 2012 Purchase Plan were cancelled during 2013. During 2014, there were no share repurchases.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

21.	EMPLOYEE EQUITY INCENTIVE PLAN

The Company's 2002 employee equity incentive plan ("2002 Plan") allows the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. Options to purchase 105,000,000 ordinary shares are authorized under the 2002 Plan. In 2005, the shareholders authorized additional 32,000,000 options under the 2002 Plan. The Company's 2006 Equity Incentive Plan ("2006 Plan") allows the Company to offer a variety of incentive awards to employees, consultants or advisors of the Company. 40,000,000 nonvested ordinary shares are authorized under the 2006 Plan. In 2008, the shareholders authorized additional 140,000,000 nonvested ordinary shares under the 2006 Plan. The Company's 2013 Equity Incentive Plan ("2013 Plan") allows the Company to offer a variety of incentive awards to officers, other employees, prospective employees, directors, consultants and advisors of the Company. The total number of ordinary shares that may be transferred pursuant to the incentive awards granted under the 2013 Plan shall not exceed 80,000,000 ordinary shares. The majority of the options and nonvested shares will vest over four years where 25% of the options and nonvested shares will vest at the end of the first year, 6.25% will vest quarterly in the second year through the fourth year. The stock options expire 10 years from the date of grant.

As of December 31, 2014, 5,417,940 options, 2,682,500 nonvested shares and incentive awards that may be transferred to 74,320,000 ordinary shares were available for future grants under the 2002 Plan, the 2006 Plan and the 2013 Plan, respectively.

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

21.	EMPLOYEE EQUITY INCENTIVE PLAN- continued

Stock options

A summary of the stock option activities is as follows:

	Outstanding options
		Weighted	Weighted average
	Number of	average	grant-date
	options	exercise price	fair value

Options outstanding at January 1, 2012	50,685,617	$0.10	$0.07
Forfeited	(2,921,040)	$0.11	$0.08
Exercised	(4,710,120)	$0.06	$0.03

Options outstanding at December 31, 2012	43,054,457	$0.10	$0.08
Granted	13,320,000	$0.21	$0.06
Forfeited	(1,515,040)	$0.12	$0.08
Exercised	(8,602,960)	$0.10	$0.06

Options outstanding at December 31, 2013	46,256,457	$0.10	$0.12
Granted	9,520,000	$0.22	$0.06
Forfeited	(8,832,517)	$0.22	$0.06
Exercised	(4,052,480)	$0.11	$0.09

Options outstanding at December 31, 2014	42,891,460	$0.14	$0.12

There were no options granted during the year ended December 31, 2012.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period.

Option grants	2012	2013	2014

Weighted average risk-free interest rate	N/A	0.60%	0.81%
Weighted average expected option life	N/A	2.75 years	2.75 years
Weighted average volatility rate	N/A	54.36%	52.94%
Weighted average dividend yield	-	-	-

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected life of the options.

(2)	Expected life

The expected life was estimated based on historical and other economic data trended into the future.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

21.	EMPLOYEE EQUITY INCENTIVE PLAN - continued

Stock options - continued

(3)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of KongZhong over a period comparable to the expected life of the options.

(4)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected life of the options.

(5)	Exercise price

The exercise price of the options was determined by the Board of Directors.

(6)	Fair value of underlying ordinary shares

The closing market price of the ADSs of KongZhong as of the grant date was used to determine the fair value of the ordinary shares on that date.

The weighted average per share fair value of options granted in each year was as follows:

	For the years ended December 31,
	2012	2013	2014

Stock options	N/A	$0.26	$0.22

The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 was $212,849, $31,708 and $111,476 respectively.

The following table summarizes information with respect to stock options outstanding at December 31, 2014:

	Options outstanding				Options exercisable
		Weighted	Weighted			Weighted	Weighted
		average	average	Aggregate		average	average	Aggregate
	Number	exercise	remaining	intrinsic	Number	exercise	remaining	intrinsic
	outstanding	price	contractual life	value	exercisable	price	contractual life	value
Average exercise price
$0.07	7,420,857			482,356	7,420,857			482,356
$0.09	1,600,000			76,800	1,600,000			76,800
$0.10	10,245,560			412,384	7,295,560			293,646
$0.12	2,000,000			31,500	1,500,000			23,625
$0.13	3,832,520			36,775	3,832,520			36,775
$0.14	400,000			-	-			-
$0.15	2,352,523			-	2,352,523			-
$0.19	9,920,000			-	2,480,000			-
$0.22	5,120,000			-	-			-

Total	42,891,460	$0.14	6.72 years	1,039,815	26,481,460	$0.11	5.54 years	913,202

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

21.	EMPLOYEE EQUITY INCENTIVE PLAN - continued

Stock options - continued

The number of the options expected to vest was 16,410,000 with a weighted-average exercise price of $0.18 and the weighted-average remaining contractual term of 8.84 years. The aggregate intrinsic value of the option expected to vest was $126,613 as of December 31, 2014.

Nonvested shares

A summary of the nonvested share activities is as follows:

	Number of	Weight average
	nonvested	grant-date
	shares outstanding	fair value

Nonvested shares outstanding at January 1, 2012	56,475,000	$0.12
Vested	(33,920,000)	$0.12

Nonvested shares outstanding at December 31, 2012	22,555,000	$0.13
Vested	(12,885,000)	$0.15

Nonvested shares outstanding at December 31, 2013	9,670,000	$0.11
Granted	3,680,000	$0.22
Forfeited	(825,000)	$0.11
Vested	(5,525,000)	$0.12

Nonvested shares outstanding at December 31, 2014	7,000,000	$0.16

There were no nonvested shares granted or forfeited during the years ended December 31, 2012 and 2013.

The total intrinsic value of shares vested in the year of 2012, 2013 and 2014 was $4,647,040, $2,325,743 and $747,256, respectively.

The following table summarizes information with respect to nonvested shares outstanding at December 31, 2014:

	Nonvested
	share outstanding
		Aggregate
	Number	intrinsic
	outstanding	value
Grant date
October 3, 2011	3,400,000	459,850
May 21, 2014	3,600,000	486,900

Total	7,000,000	946,750

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

21.	EMPLOYEE EQUITY INCENTIVE PLAN - continued

Nonvested shares - continued

The Company recorded share-based compensation expenses of $4,464,497, $1,573,729 and $1,547,780 for the years ended December 31, 2012, 2013 and 2014, respectively. The amount of stock-based compensation currently estimated to be expensed from 2015 through 2018 related to unvested share-based payment awards at December 31, 2014 is $1,598,581. This amount will be recognized as presented in the following table.

Year

2015	740,732
2016	401,700
2017	371,449
2018	84,700

Total	1,598,581

That cost is expected to be recognized over a weighted average period of 2.66 years. To the extent the actual forfeiture rate is different from the Company's original estimate, share-based compensation related to these awards may require to be adjusted.

22.	WARRANTS

In March 2009, the Company issued to NGP, a warrant to purchase up to 80 million of ordinary shares with a purchase price $0.125 per share, which was to be expired in five years after the issuance. In August 2012, NGP transferred 50% of its original warrant in the form of a warrant to purchase up to 40 million of ordinary shares of the Company, exercisable prior to March 18, 2014, to Fit Run Limited. In exchange for the original warrant, the Company issued a new warrant to NGP to purchase up to 40 million of ordinary shares, exercisable prior to March 18, 2014. During 2013, warrants to purchase 80 million of ordinary shares were exercised by NGP and Fit Run Limited and cash proceeds of $10,000,000 was received by the Company. The exercise of the warrants and the corresponding issuance of the ordinary share were recorded in equity.

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

22.	WARRANTS - continued

The following table sets forth information regarding the warrants issued during 2012:

		No. of
		underlying	Price per	Fair value	Exercisable	Total
	Issue date	shares	share	per warrant	period	fair value

Tranch 1	May 11, 2012	120,000,000	$0.1485	$0.0372	One year from May 11, 2012	$4,470,000
Tranch 2	May 11, 2012	40,000,000	0.1485	0.0681	Three years from commercial launch	2,723,000
Tranch 3	May 11, 2012	40,000,000	0.1485	0.0837	Three years from commercial launch	3,346,000
Tranch 4	August 2, 2012	40,000,000	0.1985	0.0537	One year from commercial launch	2,148,000
Tranch 5	August 28, 2012	40,000,000	$0.1750	$0.0550	One year from commercial launch	2,202,000
Total		280,000,000				$14,889,000

The fair value of the warrants issued during 2012 was determined by the Company using Binomial Option Pricing Model with the following assumptions:

	Tranch 1	Tranch 2	Tranch 3	Tranch 4	Tranch 5

Risk-fee rate of return	0.952%	1.674%	1.916%	1.185%	1.186%
Expected remaining contractual lives of the warrants	1 year	4 years	5 years	1.8 years	2.1 years
Volatility	63.2%	58.5%	66.6%	56.6%	54.5%
Expected dividend yield	-	-	-	-	-

Exercisable multiple was not considered by the Company in the valuation since it was assumed that the warrant holders have no incentive to exercise the warrants before maturity as the Company does not pay dividends, and theoretically, holders of call options are better off to hold the warrants until maturity. During 2013, warrants to purchase 120 million of ordinary shares were exercised by the holder and cash proceeds of $17,800,000 was received by the Company. During 2014, warrants to purchase 40 million of ordinary shares were exercised by the holder and cash proceeds of $5,940,000 was received by the Company. In addition, warrants to purchase 40 million of ordinary shares were forfeited in 2014. As of December 31, 2014, the warrants for the purchases of up to 80 million ordinary shares of the Company remained outstanding. The exercise of the warrants, the corresponding issuance of ordinary shares and forfeiture of warrants were recorded in equity.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

22.	WARRANTS - continued

A summary of the warrant activities is as follows:

Number of
underlying
shares

Underlying shares outstanding at January 1, 2012	80,000,000
Issued	280,000,000

Underlying shares outstanding at December 31, 2012	360,000,000
Exercised	(200,000,000)

Underlying shares outstanding at December 31, 2013	160,000,000
Exercised	(40,000,000)
Forfeited	(40,000,000)

Underlying shares outstanding at December 31, 2014	80,000,000

23.	SEGMENT AND GEOGRAPHIC INFORMATION

Segment reporting

The Company's chief operating decision maker has been identified as the Chief Executive Officer who reviews results of operations by business lines when making decisions about allocating resources and assessing performance of the Company. The Company has therefore determined that each business line represents an operating segment and there are three operating segments presented: internet games, mobile games and WVAS.

The Company does not allocate any assets to its operating segments as management does not believe that allocating these assets is useful in evaluating these segments' performance. Accordingly, the Company has not made disclosure of total assets by reportable segment.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

23.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Segment reporting - continued

	For the years ended December 31,
	2012	2013	2014

Revenues
Internet games	$82,902,851	$93,792,294	$118,099,837
Mobile games	20,970,977	16,908,282	45,036,427
WVAS	76,712,323	62,953,219	64,459,705

	180,586,151	173,653,795	227,595,969
Cost of revenues
Internet games	(39,539,750)	(45,534,441)	(61,443,104)
Mobile games	(10,934,999)	(7,780,237)	(22,977,318)
WVAS	(52,655,523)	(43,085,208)	(44,858,641)

	(103,130,272)	(96,399,886)	(129,279,063)
Gross profit
Internet games	43,363,101	48,257,853	56,656,733
Mobile games	10,035,978	9,128,045	22,059,109
WVAS	24,056,800	19,868,011	19,601,064

	77,455,879	77,253,909	98,316,906
Operating expenses
Product development	(18,382,383)	(26,401,720)	(25,107,372)
Selling and marketing	(24,586,039)	(26,674,024)	(42,522,684)
General and administrative	(11,629,273)	(8,976,176)	(12,564,600)
Impairment loss on intangible assets	-	(1,562,386)	(1,323,260)

Total operating expenses	(54,597,695)	(63,614,306)	(81,517,916)

Government subsidies	$301,359	$2,176,449	$1,138,909

Income from operations	$23,159,543	$15,816,052	$17,937,899

Service lines of internet games

The internet games revenues are derived from online game operation revenues and licensing revenues including royalties. Revenues of internet games by service line for the years ended December 31, 2012, 2013 and 2014 are as follows:

	For the years ended December 31,
	2012	2013	2014

Internet games
Online game operation	$77,676,406	$91,308,244	$116,756,333
Licensing arrangement	5,226,445	2,484,050	1,343,504

	$82,902,851	$93,792,294	$118,099,837

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

23.	SEGMENT AND GEOGRAPHIC INFORMATION- continued

Service lines of mobile games

The mobile games revenues comprise revenues from carrier billing channels and revenues from non-carrier billing channels. Revenues of mobile games by service line for the years ended December 31, 2012, 2013 and 2014 are as follows:

	For the years ended December 31,
	2012	2013	2014
Mobile games
- Carrier billing channels	$15,451,852	$10,135,756	$23,808,707
- Non-carrier billing channels	5,519,125	6,772,526	21,227,720

	$20,970,977	$16,908,282	$45,036,427

Service lines of WVAS

The WVAS include Wireless Application Protocol ("WAP") services, Multimedia Messaging Services ("MMS"), Short Messaging Services ("SMS"), Interactive Voice Response services ("IVR"), and Color Ring Back Tones ("CRBT"). Revenues of WVAS by service line for the years ended December 31, 2012, 2013 and 2014 are as follows:

	For the years ended December 31,
	2012	2013	2014
WVAS
- SMS	$38,647,552	$31,844,446	$31,922,975
- IVR	13,255,971	14,658,612	13,210,504
- MMS	3,346,206	1,096,133	968,026
- WAP	2,651,647	708,984	364,750
- CRBT and others	18,810,947	14,645,044	17,993,450

	$76,712,323	$62,953,219	$64,459,705

Geographical information

The Company's operations are mainly located in its country of domicile (i.e. the PRC) and to a lesser extent, overseas. The Company's revenues by geographic areas (based on location of the other signing party of the revenue contract) are detailed below:

	For the years ended December 31,
	2012	2013	2014

PRC	$170,672,905	$167,752,785	$221,935,017
Asia-pacific	3,702,017	913,465	162,797
Europe and America	6,211,229	4,987,545	5,498,155

	$180,586,151	$173,653,795	$227,595,969

The Company's long-lived assets as of December 31, 2013 and 2014 were all located in the PRC.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

24.	CASH DIVIDEND

On October 17, 2014, the Board of Directors of the Company declared a special one-time cash dividend of $40,999,308, representing $0.022 per ordinary share, or 0.88 per ADS, to the record holders of the Company's shares as of October 27, 2014. Such dividend was recorded as a reduction against retained earnings.

25.	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Company measured its financial assets and liabilities including time deposits, available-for-sale securities and game license payment liabilities at fair value on a recurring basis as of December 31, 2013 and 2014.

Cash equivalents included time deposits that can been withdrawn at any time and are stated at fair value. Available-for-sale securities are stated at fair value. The Company classified such financial assets as investments within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

The Company did not have Level 2 investments as of December 31, 2013 and 2014.

Game license payment liabilities arising from the acquisition of intangible assets relating to a game license obtained in 2012 are classified within Level 3 of the fair value hierarchy because the Company recorded the present value of the installment payment liabilities using discounted cash flow ("DCF") method. The significant unobservable input used in the DCF model was the discount rate of 3.25% which approximated to the Company's expected borrowing rate from banks in the United States. Significant increase (decrease) in the discount rate would result in a significantly lower (higher) fair value.

The following table shows the fair value of the Company's financial assets and liabilities measured at recurring basis as of December 31, 2013 and 2014:

	As of December 31, 2013				As of December 31, 2014
	Fair Value Measurements at the Reporting Date Using				Fair Value Measurements at the Reporting Date Using
	Quoted prices in	Significant			Quoted prices in	Significant
	active markets	other	Significant		active markets	other	Significant
	for identical	observable	unobservable		for identical	observable	unobservable
	instruments	inputs	inputs	Total	instruments	inputs	inputs	Total
	(level 1)	(level 2)	(level 3)	balance	(level 1)	(level 2)	(level 3)	balance

Time deposits	$72,520,957	$-	$-	$72,520,957	$40,777,831	$-	$-	$40,777,831
Available-for-sale securities	-	-	-	-	20,013,487	-	-	20,013,487
Game license payment liabilities	-	-	39,260,000	39,260,000	-	-	19,860,000	19,860,000

Total	$72,520,957	$-	$39,260,000	$111,780,957	$60,791,318	$-	$19,860,000	$80,651,318

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

25.	FAIR VALUE MEASUREMENTS - continued

Fair Value measurement
Using Significant
Unobservable is inputs (level 3)
Game license payment liabilities

Opening balance	$39,260,000
Transfer into Level 3	-
Transfer out of Level 3	-
Total gains or losses for the period
Included in earning (or changes in net assets)	600,000
Settlements	(20,000,000)

Closing balance	$19,860,000

Measured on nonrecurring basis

The Company measured the fair value of the purchased intangible using the "cost," "income approach-excess earnings" or "with & without" valuation methods. In addition, the Company measured the fair value of intangible assets using income approach method based on which to recognize the impairment loss in 2013 and 2014. These intangible assets are considered Level 3 assets because the Company used unobservable inputs, such as forecast financial performance of the acquired businesses or assets and discount rates to determine the fair value of these purchased assets.

Goodwill and cost method investments are measured at fair value on a nonrecurring basis when impairment is recognized.

The Company measured the fair value of cost method investment in U4iA and Meteor using income approach method based on which to recognize the impairment loss in 2013 and 2014, respectively. The cost method investment in Meteor is considered as Level 3 assets because the Company used unobservable inputs, such as forecast financial performance and future cash flow to determine the fair value of the cost method investment.

Warrants and intangible assets purchased with issued warrants as consideration are measured at fair value on a nonrecurring basis on the transaction date (see Note 22).

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

26.	NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

	For the years ended December 31,
	2012	2013	2014

Net income (numerator), basic and diluted	$25,739,968	$20,661,649	$22,587,921

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per share	1,661,864,846	1,714,924,612	1,828,191,540
Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed conversions of stock options, nonvested shares and warrants using the treasury stock method	59,757,910	36,696,728	47,328,554

Total weighted average shares used in computing diluted net income per share	1,721,622,756	1,751,621,340	1,875,520,094

Net income per share, basic	$0.02	$0.01	$0.01

Net income per share, diluted	$0.01	$0.01	$0.01

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

For the years ended December 31, 2012, 2013 and 2014, the Company had the following securities outstanding which could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income per share in 2012, 2013 and 2014 as their effects would have been antidilutive:

	For the years ended December 31,
	2012	2013	2014

Options, nonvested shares and warrants	285,312,520	11,320,000	97,392,523

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

27.	CONCENTRATIONS

(a)	Dependence on Mobile Operator

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

The following table shows the revenues and percentage of total revenues derived from those operators for the years ended December 31, 2012, 2013 and 2014:

	For the years ended December 31,
	2012	2013	2014

Percentage of Total Revenues

Revenues collected through operators
China Mobile	36%	30%	27%
China Unicom	7%	5%	4%
China Telecom	6%	6%	5%
Mobile games revenues collected through operators
China Mobile	8%	6%	10%
China Unicom	-	-	-
China Telecom	-	-	-
WVAS revenues collected through operators
China Mobile	28%	24%	17%
China Unicom	7%	5%	4%
China Telecom	6%	6%	5%

Net accounts receivable from the operators as of December 31, 2013 and 2014 were as follows:

	Percentage of
	accounts receivable
	as of December 31,
	2013	2014

China Mobile	63%	58%
China Unicom	9%	7%
China Telecom	9%	9%

Other than disclosed above, there was no customer with 10% or more of total accounts receivable.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

27.	CONCENTRATIONS - continued

(b)	Internet games revenue

The Company derived the majority of internet games revenue from two games which accounted for approximately 40%, 51% and 50% of total revenues in 2012, 2013 and 2014, respectively.

(c)	Credit risk

In WVAS and mobile games services, the Company depends on the billing system of the Mobile Operator to charge the mobile phone users and collect payments from them. The Company generally does not require collateral for its accounts receivable and has not experienced any significant credit losses for any periods presented.

28.	PRC CONTRIBUTION PLAN AND PROFIT APPROPRIATION

The employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company accrue these benefits based on certain percentages of the employees' salaries. The total provision for such employee benefit was $3,480,839, $5,135,732 and $4,799,750 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

As of December 31, 2013 and 2014, the total statutory reserve amounted to $10,723,748 and $11,467,537, respectively.

29.	RELATED PARTY TRANSACTIONS

Leilei Wang indirectly owns more than 10% of Prosten Technology Holdings Limited ("Prosten"). Prosten and its subsidiaries engage in the business of providing solutions to companies that provide mobile and search services. In 2012, 2013 and 2014, Prosten and its subsidiaries provided the Company mobile value-added services valued at $1.5 million, $1.0 million and $0.1 million, respectively. The accounts payable to Prosten and its subsidiaries as of December 31, 2013 and 2014 were $73,216 and $198,051 respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

30.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease as lessee

The Company leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2012, 2013 and 2014 were $2,424,259, $3,449,577 and $3,905,147, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Year ending

2015	$4,010,632
2016	2,167,849
2017	86,669
2018	46,096

(b)	Purchase obligations

The Company entered into a series of agreements with content providers to develop WVAS, mobile games and internet games. The future minimum purchase obligations payments under non-cancelable purchase agreements are approximately as follows:

Year ending

2015	$833,187
2016	78,252
2017	27,849
2018	3,785
2019 and thereafter	-

(c)	Sales tax

The subsidiaries and VIEs incorporated in the PRC are subject to the sales tax at rates of 3% to 5% on PRC taxable revenues, as defined by the related tax rules and regulations. When determining the PRC taxable revenues for sales tax purpose, the subsidiaries and VIEs adopted a "net" basis, i.e. deducting profit sharing with content providers from revenues. However, as the deductible items for sales tax purposes are not clearly defined, the Company would be subject to additional sales tax if the net basis used by the Company was determined inappropriate for the computation of sales tax. Additional business tax amounting to $4,910,109 could arise had the gross revenue been used for sales tax calculations as of December 31, 2014.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In US dollars)

31.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the Company's PRC subsidiaries and VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to KongZhong in the form of loans, advances or cash dividends. The balance of restricted net assets were $77,426,504 and $76,657,282, of which $49,357,157 and $47,850,580 was attributed to the paid in capital, additional paid in capital and statutory reserves of the VIEs and $28,069,347 and $28,806,702 were attributed to the paid in capital, additional paid in capital and statutory reserves of the Company's PRC subsidiaries, as of December 31, 2013 and 2014, respectively. The PRC subsidiaries' accumulated profits may be distributed as dividends to KongZhong without the consent of a third party. The VIEs' revenues and accumulated profits may be transferred to KongZhong through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

32.	SUBSEQUENT EVENT

In December 2014, the Company entered into an agreement to acquire 8.89 million issued ordinary shares of Forgame Holdings Limited ("Forgame") for a total consideration of HK$124,506,200 in cash (equivalent to approximately US$16.4 million). The acquisition was completed in January 2015 and the investment represented 7% equity interest in Forgame. As the Company has no significant influence over Forgame and Forgame is a listed company in Hong Kong, this investment will be recorded as available-for-sale securities.

