Form 20-F
period 2015-12-31
KONGZHONG CORP
filed 2016-04-15
CIK 1285137

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

As of December 31, 2015, 1,884,133,063 ordinary shares, par value US$0.0000005 per share, were issued and outstanding.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such forward-looking statements include, without limitation, statements that are not historical facts relating to:

•	our ability to successfully execute our business strategies and plans;

•	our financial performance and business operations;

•	our development and capital expenditure plans;

•	the expected benefit and future prospects of our long-term investments, strategic alliances and acquisitions;

•	our ability to anticipate and launch games that respond to changing consumer tastes and preferences and predict trends in the Internet and mobile games market in the People’s Republic of China, or the PRC;

•	our ability to license quality Internet and mobile games from the PRC and overseas Internet and mobile game developers that complement our internally developed Internet and mobile games;

•	our dependence on a small number of Internet games developed by third party Internet games developers for a significant portion of our Internet games revenues;

•	management estimations with respect to revenues from our Internet games, mobile games, and wireless value-added services, or WVAS, businesses;

•	our ability to collect outstanding loans extended to related parties;

•	the successful remediation of the material weakness identified in our internal control over financial reporting and our ability to achieve and maintain the adequacy of our internal control;

•	the development of our latest product offerings, including, but not limited to, offerings in our Internet games and mobile games;

•	the development of the PRC smartphone mobile games market and the regulatory environment and changes in polices or guidelines relating to those markets;

•	the development of the regulatory environment and changes in the policies or guidelines of the telecommunications operators in the PRC, as well as our relationships with those operators;

•	our dependence on the substance and timing of the billing systems of the telecommunications operators in the PRC for our performance;

•	competitive pressures and future growth in the Internet games, mobile games, WVAS, telecommunications and related industries in the PRC; and

- ii -

•	our expectations with respect to the completion of our proposed going-private transaction.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3 — Key Information — Risk Factors” and the following:

•	the effects of competition on, as well as changes in, the demand for or the price of our products or services;

•	any changes in our relationship with telecommunications operators in the PRC;

•	any changes in our relationships with our Internet games licensors whose games we have the rights to operate in the PRC or other markets;

•	any changes in technologies related to telecommunications, Internet games, mobile games, or WVAS or applications based on such technologies;

•	future developments, trends, regulatory environment and consumer preferences in China with respect to Internet and mobile games and means by which these games are distributed;

•	any changes in the regulatory regime or the policies for the Internet games industry in the PRC, including changes in the structure, functions or policies of the regulators, which include (i) the Ministry of Industry and Information Technology, or the MIIT(formerly the Ministry of Information Industry), (ii) the State Administration for Industry and Commerce, or the SAIC, (iii) the Ministry of Culture, or the MOC, (iv) the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (formerly the General Administration of Press and Publication and the State Administration of Radio, Film and Television), and (v) the Ministry of Public Security, or the MPS;

•	any changes in the regulatory regime or the policies for the PRC telecommunications industry, including changes in the structure or functions of the primary industry regulator, the MIIT, or its policies, or the policies or other regulatory measures of other relevant government or industry authorities relating to, among other matters, the granting and approval of licenses, procedures for customers to access and subscribe to mobile games or WVAS , restrictions on Internet content, or the introduction of new technology platforms, products and services;

•	any changes in political, economic, legal or social conditions in the PRC, including the PRC government’s specific policies with respect to (i) foreign investment and entry by foreign companies into the telecommunications, Internet games, mobile games or WVAS market, (ii) economic growth, (iii) inflation, (iv) foreign exchange or (v) the availability of credit; and

•	changes in population growth or gross domestic product, or GDP, growth or the impact of those changes on the demand for our products or services.

- iii -

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

- iv -

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements, the notes thereto and “Item 5 — Operating and Financial Review and Prospects.” The selected consolidated statement of operations data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 set forth below are derived from our audited consolidated financial statements and the notes thereto, which are included elsewhere in this annual report. The selected consolidated statement of operations data for the years ended December 31, 2011 and 2012 and the historical consolidated balance sheet data as of December 31, 2011, 2012 and 2013 set forth below are derived from our audited consolidated financial statements and the notes thereto, which are not included in this annual report.

Our audited consolidated financial statements have been prepared and presented in accordance with the generally accepted accounting principles in the United States, or U.S. GAAP.

	For the year ended December 31,
Consolidated statements of operations data	2011		2012		2013		2014		2015
	(in thousands of U.S. dollars, except shares and per share data)

Revenues	US$	156,180.6	US$	180,586.1	US$	173,653.8	US$	227,595.9	US$	179,113.4
Internet games		37,076.2		82,902.8		93,792.3		118,099.8		105,045.3
Mobile games		40,229.4		20,971.0		16,908.3		45,036.4		24,646.6
WVAS		78,875.0		76,712.3		62,953.2		64,459.7		49,421.5
Cost of revenues		(91,930.2)		(103,130.3)		(96,399.9)		(129,279.0)		(139,362.5)
Internet games		(15,923.6)		(39,539.8)		(45,283.8)		(61,443.1)		(52,368.8)
Mobile games		(25,248.0)		(10,935.0)		(7,780.3)		(22,977.3)		(14,776.6)
WVAS		(50,758.6)		(52,655.5)		(43,085.2)		(44,858.6)		(37,007.2)
Impairment loss on intangible assets (1)		—		—		(250.6)		—		(35,209.9)
Gross profit		64,250.4		77,455.8		77,253.9		98,316.9		39,750.9
Internet games		21,152.6		43,363.0		48,508.5		56,656.7		52,676.5
Mobile games		14,981.4		10,036.0		9,128.0		22,059.1		9,870.0
WVAS		28,116.4		24,056.8		19,868.0		19,601.1		12,414.3
Impairment loss on intangible assets (2)		—		—		(250.6)		—		(35,209.9)
Operating expenses:
Product development		(15,416.9)		(18,382.4)		(26,401.7)		(25,107.4)		(24,189.6)
Selling and marketing		(20,891.6)		(24,586.0)		(26,674.0)		(42,522.7)		(25,890.5)

	For the year ended December 31,
Consolidated statements of operations data	2011		2012		2013		2014		2015
	(in thousands of U.S. dollars, except shares and per share data)

General and administrative		(11,582.2)		(11,629.3)		(8,976.2)		(12,564.6)		(13,484.2)
Impairment loss on goodwill		(20,255.3)		—		—		—		—
Impairment loss on intangible assets		(3.9)		—		(1,562.4)		(1,323.3)		—
Total operating expenses		(68,149.9)		(54,597.7)		(63,614.3)		(81,518.0)		(63,564.3)
Change in fair value of contingent consideration for business acquisition		(3,729.5)		—		—		—		—
Government subsidies		319.2		301.4		2,176.4		1,138.9		1,573.6
Income (loss) from operations		(7,309.8)		23,159.5		15,816.0		17,937.8		(22,239.8)
Interest income		3,569.2		5,231.3		6,764.0		8,864.7		5,382.0
Interest income from loans to third parties		1,193.2		453.6		—		—		1,514.2
Interest income from loans to related party		—		—		—		—		1,078.8
Interest expense		(487.8)		(262.7)		(693.3)		(895.0)		(884.0)
Impairment loss on cost method investment		—		—		(2,000.0)		(2,000.0)		—
Loss on extinguishment of debt upon prepayment of convertible senior note		(1,567.5)		—		—		—		—
Exchange gain (loss)		—		387.6		1,487.3		(271.6)		(802.7)
Gain on sale of trading securities		85.6		261.5		—		—		—
Gain on sale of available-for-sale securities		—		—		—		—		628.4
Dividend received		—		—		—		—		536.0
Net income (loss) before income tax expense and loss in equity method investments		(4,517.1)		29,230.8		21,374.0		23,635.9		(14,787.1)
Income taxes expense		(3,137.8)		(3,490.8)		(712.4)		(1,048.0)		(796.9)
Net income (loss) after income tax expense before loss in equity method investments		(7,654.9)		25,740.0		20,661.6		22,587.9		(15,584.0)
Loss in equity method investments		—		—		—		—		(642.7)
Net income (loss)	US$	(7,654.9)	US$	25,740.0	US$	20,661.6	US$	22,587.9	US$	(16,226.7)
Net income (loss) per share:
Basic	US$	(0.00)	US$	0.02	US$	0.01	US$	0.01	US$	(0.01)
Diluted	US$	(0.00)	US$	0.01	US$	0.01	US$	0.01	US$	(0.01)
Weighted average shares used in calculating net income (loss) per share:
Basic		1,607,110,119		1,661,864,846		1,714,924,612		1,828,191,540		1,882,296,976
Diluted (3)		1,607,110,119		1,721,622,756		1,751,621,340		1,875,520,094		1,882,296,976

(1)	Prior period information is presented in a manner that is consistent with the current period segment reporting.

(2)	Prior period information is presented in a manner that is consistent with the current period segment reporting.

(3)	As of December 31, 2011, 2012, 2013, 2014 and 2015, we had 210 million, 285 million, 11 million, 97 million and 77 million ordinary share equivalents, respectively, outstanding that could potentially dilute income per share in the future, but that were excluded in the computation of diluted income per share in the periods as their effect would have been anti-dilutive.

	As of December 31,
Consolidated balance sheet data	2011		2012		2013		2014		2015
	(in thousands of U.S. dollars)

Cash and cash equivalents	US$	129,511.5	US$	120,694.7	US$	123,427.7	US$	105,093.2	US$	38,304.4
Term deposits		—		—		4,448.8		16,907.3		25,121.4
Available-for-sale securities		—		—		—		20,013.5		64,755.5
Held-to-maturity securities		17,299.1		17,465.3		51,866.5		24,358.6		26,746.6
Trading securities		7,754.6		—		—		—		—
Loans to third parties		22,187.3		—		—		—		14,686.0
Loans to related party		—		—		—		—		32,851.0
Amount due from related party		—		—		—		—		285.0
Accounts receivable, net		19,903.0		23,699.7		17,230.8		30,244.3		24,484.9
Property and equipment, net		3,620.3		3,065.5		5,842.5		5,659.2		4,653.9
Intangible assets, net		2,347.9		75,069.3		78,726.6		55,509.8		12,515.6
Long-term investments		—		4,000.0		2,000.0		—		4,772.8
Goodwill		72,967.1		87,551.0		90,266.6		90,019.1		84,770.0
Restricted cash		—		35,773.3		36,870.7		64,261.3		58,466.8
Total assets		280,248.0		372,784.1		419,240.3		432,580.7		418,706.6
Total current liabilities		32,526.0		71,229.6		67,370.8		100,790.5		106,945.6
Convertible note payable		1,272.6		—		—		—		—
Total shareholders’ equity		246,177.7		282,884.1		332,609.5		321,930.2		311,761.0
Total liabilities and shareholders’ equity		280,248.0		372,784.1		419,240.3		432,580.7		418,706.6

	For the year ended December 31,
Consolidated cash flow data	2011		2012		2013		2014		2015
	(in thousands of U.S. dollars)

Net Cash (used in) provided by:
Operating activities	US$	33,433.8	US$	46,655.9	US$	35,729.5	US$	31,069.3	US$	31,792.4
Investing activities		(40,284.8)		(41,206.8)		(43,944.6)		(32,117.6)		(93,944.9)
Financing activities		(26,335.0)		(14,313.0)		8,956.8		(16,914.8)		(1,922.7)

Exchange Rate Information

We present our consolidated financial statements in U.S. dollars. In addition, this annual report contains translations of certain Renminbi amounts to U.S. dollar amounts for transactions denominated in Renminbi. Unless otherwise specified or indicated by context, the translations of Renminbi amounts into U.S. dollar amounts have been made at the rate of RMB6.4936 = US$1.00, the central parity rate set by the People’s Bank of China, or the PBOC, China’s central bank, on December 31, 2015. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see Note 2 to our financial statements included elsewhere in this annual report on Form 20-F.

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

The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.4628= US$1.00 on April 8, 2016. The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars for each of the periods shown:

	Noon Buying Rate
	RMB per US$1.00
Period	High	Low
October 2015	6.3591	6.3180
November 2015	6.3945	6.3180
December 2015	6.4896	6.3883
January 2016	6.5932	6.5219
February 2016	6.5795	6.5154
March 2016	6.5500	6.4480
April 2016 (through April 8, 2016)	6.4780	6.4599

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2011, 2012, 2013, 2014, 2015 and 2016 (through April 8, 2016), calculated by averaging the noon buying rates on the last day of each month of the periods shown:

Average Noon Buying
Rate RMB per
Period	US$1.00
2011	6.4630
2012	6.3088
2013	6.1478
2014	6.1704
2015	6.2869
2016 (through April 8, 2016)	6.5096

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

The PRC WVAS market has also experienced increasingly intense competition. The MIIT reported on its website that more than 3,800 service providers held nationwide licenses as of December 31, 2015 to supply WVAS on the PRC telecommunications operators’ networks. We compete with these companies primarily on the basis of brand, price, type and timing of service offerings, content, customer service, business partners and distribution channel relationships. We also compete with these companies for experienced and talented employees. While we believe that we have certain advantages over our competitors, some of them may have greater personnel and financial resources and a longer operating history than we do. In particular, Internet portal companies that provide WVAS may have an advantage over us as a result of their more established brand names, user bases and Internet distribution channels. Furthermore, our competitors may be able to develop or exploit new technologies faster than we can, or offer a broader range of products and services than we are presently able to offer.

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

The success of our Internet games business will largely depend on our ability to anticipate and launch games that effectively respond to changing consumer tastes and preferences, as well as technological advances, in a timely manner. For example, we may need to license from overseas developers popular game titles that we believe may be popular with game players in the PRC. These licenses may subject us to significant up-front non-refundable license fees, and there is no assurance these games will be commercially viable in the PRC market. In addition, we will need to replace our existing Internet games as they reach the end of their useful economic lives, which we believe are typically one to three years, as well as operate a larger number of Internet games to continue increasing our overall player base and revenues to meet our growth strategy. If we fail to launch and operate these games successfully in the PRC in a timely manner to meet PRC consumers’ changing tastes and preferences, or if these games fail to respond to their tastes and preferences, our revenues could decrease materially, operating costs could increase significantly, profitability could be materially reduced, and we may need to write down all or part of the up-front non-refundable license fees paid to game developers. For example, as a result of the unsatisfactory performance and uncertainty in the localization development of certain Internet games, we recognized an impairment loss of US$1.32 million and US$35.21 million, respectively, in 2014 and 2015. See “Item 4 — Information on the Company — Business Overview — Our Internet Games Business.”

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

We apply item-based and CD-key revenue models for a number of our current Internet games, which are relatively new revenue models and may have a negative impact on our financial condition and results of operations.

We have adopted an item-based revenue model for a number of our Internet games, including World of Tanks, World of Warplanes and World of Warships, under which players are able to play the Internet games free of charge for an unlimited amount of time, but are charged for purchases of in-game items, such as performance-enhancing items, clothing, accessories and pets. While several other Internet games companies have adopted the item-based model, it is still relatively new compared to time-based billing models, and may create new risks and uncertainties for us. The item-based model will require us to design games that not only attract players to spend more time playing, but also encourage them to purchase in-game items. The sale of in-game items will require us to track closely consumer tastes and preferences, particularly as shown by in-game spending trends. In addition, the item-based model may raise additional concerns for the PRC regulators, who have expressed reservations over the amount of time that Chinese youths spent on Internet games. A model that does not charge based on time spent may be viewed by the PRC regulators as undesirable. We cannot assure you that the item-based revenue model will be successful, or that it will not have a negative impact on our financial condition and results of operations.

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

A substantial majority of our Internet games revenues is generated from purchases of in-game items by game players based on a small number of Internet games we offer. The revenues generated from these Internet games are responsible for a disproportionate amount of our Internet games revenues. In 2015, revenues generated by in-game items purchased by game players who play the World of Tanks game represented over 86.33% of our Internet games revenues. If the World of Tanks game players become dissatisfied with the World of Tanks game or with the in-game items, they may choose not to purchase additional in-game credits in the future.

Moreover, we depend on Internet games licensors whose games we have the rights to operate in the PRC or other markets to make quality in-game items, upgrades, enhancements, and localized updates and improvements to our licensed Internet games. For example, we entered into a licensing agreement with Wargaming.net LLP, or Wargaming LLP, in August 2010. Wargaming LLP, the licensor of the World of Tanks game, is responsible for developing upgrades, enhancements and improvements to the World of Tanks game. In addition, Wargaming LLP is responsible for providing timely localized updates and enhancements to the game, as well as developing new in-game items that track the preferences and tastes of game players in the PRC. If Wargaming LLP ceased to cooperate with us, we would no longer be able to provide the World of Tanks game to game players in the PRC or generate the corresponding revenues from the game. In December 2015, Wargaming LLP assigned its rights and obligations under the licensing agreement to an affiliate, Wargaming.net Limited, or Wargaming Ltd.

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

During 2015, approximately 98.5% of our Internet games revenues were generated from Internet games that we licensed from third party Internet games developers. Our ability to acquire and maintain licenses to popular Internet games from third party developers depends on a number of factors, such as:

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

If we fail to manage risks associated with licensing our internally developed games outside the PRC, our business, financial condition, results of operations and prospects could be adversely affected.

We have licensed three of our Internet games to operators outside the PRC. We plan to license our existing and new internally developed games in additional countries and regions in the future. The offering of our internally developed games to the international markets exposes us to a number of risks, including:

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

Our mobile games business has experienced high volatility in its operations. For example, revenues from our mobile games business increased 166.4% from US$16.9 million in 2013 to US$45.0 million in 2014, and decreased 45.3% from US$45.0 million in 2014 to US$24.6 million in 2015. We may continue experiencing high volatility in developing our mobile games business, the success of which will depend, among other things, on our ability to:

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

Due to the uncertainties in connection with our mobile games business in particular and the PRC mobile games market generally, we cannot assure you the extent to which our mobile games business will contribute to our future revenues. Our failure to successfully develop this business could have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend on China Mobile and other PRC telecommunications operators for a significant portion of our revenues, and any loss or deterioration of our relationship with these telecommunications operators could result in severe disruptions to our business operations and significant loss of revenues.

We derive a significant portion of our revenues from the provision of mobile games and WVAS through the networks of the PRC telecommunications operators. We rely primarily on the networks of China Mobile Limited, or China Mobile, to deliver our products and services. In 2015, we derived approximately 22.6% of our total revenues and approximately 49.0% and 57.5%, respectively, of our mobile games and WVAS revenues from our cooperation arrangements with China Mobile. The remainder of our mobile games and WVAS revenues is derived from cooperation arrangements with China United Telecommunications Corporation, or China Unicom, and China Telecommunications Corporation, or China Telecom.

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

For example, in January 2010, China Mobile began implementing measures targeted at improving user experience for mobile handset embedded services. Under these measures, WVAS that are embedded in handsets are required to introduce additional notices and confirmations to end-consumers during the purchase of such services. In June 2015, China Mobile began implementing measures targeted at improving user experience for mobile handset embedded services. Under these measures, our mobile games embedded in handsets are no longer accessible by end-consumers.

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

The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could adversely affect our business, results of operations and financial condition.

On June 29, 2015, our Board of Directors received a preliminary non-binding going-private proposal letter from Mr. Leilei Wang, our Chairman of the Board of Directors and our Chief Executive Officer, and IDG to acquire all of our outstanding ordinary shares not owned by them or their affiliates for US$8.56 in cash per ADS, or approximately US$0.2140 per ordinary share. As of the date of this annual report on Form 20-F, we have not entered into any merger agreement. For more details, see “Item 4 – Information on the Company – History and Development of the Company.”

The negotiation of the proposed going-private transaction or any strategic alternatives involving our company could divert our management’s attention and other resources from day-to-day operations, which could have an adverse effect on our business, results of operations and financial condition. In addition, current and prospective employees and members of management may perceive uncertainties about their future roles with us in the event that a merger agreement is executed and the going-private transaction is completed. Such uncertainties could adversely affect our ability to retain and hire employees and members of management. Furthermore, the potential change in management and the delisting of our shares from the public market could have an adverse effect on our relationships with customers and third-party game developers.

If the going-private transaction is not consummated, you will not receive the proposed transaction consideration and the price of our ADSs could decline. In addition, we could be subject to potential lawsuits in connection with the proposed going-private transaction. See “Item 4 – Information on the Company – Legal Proceedings.”

We and our independent registered accounting firm have concluded that our internal control over financial reporting was not effective as of December 31, 2015. We will allocate more resources and incur extra costs in implementing measures to remediate the material weakness in our internal control. If we cannot correct the material weakness, we may not be able to accurately report our results of operations or prevent fraud, and investor confidence in our financial reporting and the market price of our ADSs may be materially and adversely affected.

As we are subject to reporting obligations under the U.S. Federal securities laws, we are required by the U.S. Securities and Exchange Commission, or SEC, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, to include a report on our internal control over financial reporting in our annual reports on Form 20-F to disclose our management’s assessment of the effectiveness of our internal control over financial reporting. In addition, our annual reports on Form 20-F shall include an independent registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

In connection with the evaluation of our internal control over financial reporting as of December 31, 2015, our management identified a material weakness in our internal control over financial reporting relating to the adequacy and effectiveness of internal control over certain new loan transactions. Specifically, the risk assessment, recoverability and disclosure analyses and maintenance of proper documentation by management of the new loan transactions were insufficient to ensure that the transactions are properly accounted for and disclosed in conformity with U.S. GAAP. As a result of the material weakness, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2015. Our independent registered public accounting firm has issued an adverse opinion on the effectiveness of internal control over financial reporting as of December 31, 2015. Our management has also concluded that, as of December 31, 2015, our current disclosure controls and procedures were not effective, due to the material weakness in our internal control over financial reporting.

To address such material weakness, we have established a risk analysis committee comprising personnel from our investment, legal, financial and internal audit departments. Key responsibilities of the risk analysis committee are (i) formulating detailed policies regarding risk assessment, disclosure and recoverability evaluation and documentation requirements for all existing loans and further loan transactions, if any; (ii) setting up preventive and early detection mechanisms for risks associated with such loan transactions; (iii) ensuring that our internal audit department review the loans and directly report its findings to our Chief Executive Officer and Chief Financial Officer periodically as part of its ongoing internal audit process; and (iv) ensuring that our audit committee receive and review our internal audit report on the loans periodically as part of its ongoing oversight process. As we continue to evaluate and improve our internal control over financial reporting, our management may implement additional measures to address potential control deficiencies. The actions that we are taking are subject to ongoing management review. See “Item 15 — Controls and Procedures.”

However, we cannot assure you that these remedial measures will be effective or complete, or that we will be able to implement such measures or any additional measures in a timely manner. After we implement these remedial measures, the material weakness identified in our internal control over financial reporting may not be successfully remedied. In addition, we have incurred and anticipate to continue to incur considerable costs, management time and other resources in an effort to implement these measures to address such weakness. Furthermore, if we fail to achieve and maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Our failure to achieve and maintain an effective internal control could result in material misstatements in our financial statements and our failure to meet our reporting obligations. This could cause our investors to lose confidence in our reported financial information and could lead to a significant decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to increased litigation risks, potential delisting from the NASDAQ, regulatory investigations and civil or criminal liabilities and sanctions.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the three-year period from January 1, 2013 until December 31, 2015, the closing prices of our ADSs ranged from US$ 4.93 to US$14.69 per ADS, and the closing price on April 13, 2016 was US$7.28 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including:

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

We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. As our user base increases and as we diversify into other business segments, we will need to increase our investment in our technological infrastructure, facilities and other areas of operations. In particular, our product development, customer service and sales and marketing are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support may deteriorate and our business may suffer. Our future success will depend on, among other things, our ability to:

•	develop and quickly introduce new services, adapt our existing services and maintain and improve the quality of all of our services, particularly as new mobile technologies are introduced;

•	enter into and maintain relationships with our business partners;

•	effectively maintain our relationships with China Mobile and other PRC telecommunications operators;

•	develop or license attractive mobile and Internet games that can generate recurring revenues;

•	continue training, motivating and retaining our existing employees, attract new employees and integrate new employees;

•	expand the percentage of our revenues that are recurring and are derived from monthly subscription-based services;

•	develop and improve our operational, financial, accounting and other internal systems and controls; and

•	maintain adequate controls and procedures relating to our periodic public disclosure under applicable laws.

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

We were likely classified as a passive foreign investment company, or PFIC, in 2015, and we may be classified as a PFIC in 2016, which may cause U.S. holders of our securities to be subject to adverse United States Federal income tax consequences.

We have substantial passive assets in the form of cash, cash equivalents and securities, which likely caused us to be classified as a PFIC for U.S. Federal income tax purposes in 2015. We cannot assure you that we will not continue to be classified as a PFIC in 2016 or future taxable years. The determination of whether we would continue to be a PFIC would be principally based upon the composition of our assets, including goodwill, the amount of which will depend, in part, on our total net assets and the market value of our ordinary shares and ADSs, which is subject to change.

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

In August 2012, in connection with the licensing of certain Internet games, we granted to each of Meteor Entertainment, Inc., or Meteor Entertainment, and ArenaNet a warrant to purchase up to 40 million of our ordinary shares (equivalent to 1 million of our ADSs) respectively. The warrants are exercisable within one year after the launch of the respective licensed games. The warrant granted to Meteor Entertainment has been forfeited as Meteor Entertainment was dissolved in August 2014. The warrant granted to ArenaNet expired in May 2015 as ArenaNet did not exercise its warrant within one year after the launch of the respective licensed game. In addition, we have issued warrants to purchase up to a total of 200 million of our ordinary shares (equivalent to 5 million of our ADSs) to Wargaming LLP in connection with our various licensing arrangements with Wargaming LLP. In May 2013, Wargaming LLP exercised the warrant to purchase 120 million of our ordinary shares. In October 2014, Wargaming LLP exercised the warrant to purchase additional 40 million of our ordinary shares. In December 2015, Wargaming LLP transferred the remaining warrants to purchase additional 40 million of our ordinary shares to Wargaming Ltd, pursuant to a share subscription and intellectual property rights contribution agreement between Wargaming Ltd and Wargaming LLP. The warrants transferred to Wargaming Ltd to purchase 40 million of our ordinary shares remain outstanding.

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

Future strategic acquisitions may severely disrupt our ability to manage our business as well as our future growth.

Selective strategic acquisitions form part of our strategy to further expand our business and growth prospects. If we are presented with appropriate opportunities, we may acquire additional businesses, technologies, services or products that are complementary to our business, such as our acquisitions of Xinreli, Dacheng and Noumena in 2009, 2010 and 2012, respectively. Any strategic acquisition and the subsequent integration of new companies into our company may require significant attention from our management to ensure that the acquired company is effectively integrated with our existing operations. The diversion of our management’s attention and any difficulties encountered in any integration process could severely impair our ability to manage our business. Strategic acquisitions may also expose us to risks, including risks associated with the assimilation of new operations, services and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions. Given the sophisticated technologies used in the Internet games, mobile games and WVAS industries, the successful, cost-effective integration of other businesses’ technology platforms and services into our company will also be a critical and highly complicated aspect of any strategic acquisition. Strategic acquisitions may also result in potentially dilutive issuances of equity securities.

We may incur significant losses from our long-term investment activities.

As part of our business strategy, we have pursued and intend to continue to pursue long-term investments that diversify our business portfolio in addition to our Internet games, mobile games and WVAS businesses to maximize long term returns. For example, in January 2015, we entered into a shareholders agreement of KongZhong Galaxy (Tianjin) Culture Media Co., Ltd, or KongZhong Galaxy, with two other shareholders. The shareholders agreement provides that KongZhong Galaxy shall have a registered capital of RMB50 million and shall be engaged in the production and distribution of feature films and TV series. We agreed to make capital contribution in the total amount of RMB17.5 million, representing 35.0% equity interest in KongZhong Galaxy. We were also granted the option to, within three years of the establishment of KongZhong Galaxy, purchase additional equity interest of up to 16% in KongZhong Galaxy from the other two shareholders. Pursuant to the shareholders agreement, we made our first capital contribution in the amount of RMB1.75 million in January 2015 and we agreed to make the remaining capital contribution within two years of the establishment of the company. See “Item 4 — Information on the Company — Investments and Acquisitions.”

Long-term investments expose us to potential risks, including risks associated with the diversion of resources from our existing businesses and failure of the businesses in which we hold long-term investments to achieve expected growth. The investment returns of these long-term investments, and thus our profitability and reputation, may be materially and adversely affected. For example, KongZhong Galaxy had a loss of US$1.3 million in 2015, and we booked a loss of US$0.4 million for our 35.0% equity interest in KongZhong Galaxy for 2015.

As of December 31, 2015, we had total long-term investments consisted of equity method investments of US$2.0 million and available-for-sale securities of US$2.8 million. We recorded a total loss of US$0.6 million for equity method investments and US$0.4 million unrealized gains for available-for-sale securities for the year ended December 31, 2015.

We may not be able to collect all or part of the outstanding loans extended to a related party.

We entered into a series of loan agreements with KongZhong Galaxy in 2015, a related party in which we hold 35.0% equity interest and an option to purchase up to 16% additional equity interest. KongZhong Galaxy is engaged in the production and distribution of feature films and TV series. Pursuant to these loan agreements, we have extended unsecured loans to KongZhong Galaxy in the aggregate principal amount of US$32.9 million. Each of these loan agreements has a term of one year and may be terminated or extended upon mutual consent. Two of these loans in the aggregate principal amount of US$7.2 million were originally due in March 2016, and we have extended the terms of both loans to March 2017. None of the rest of these loans was due to be repaid as of April 15, 2016. For more information on the loans to KongZhong Galaxy, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

Our ability to ultimately collect repayments from such loans will depend on the financial conditions, including cash flow, operating results and profitability, of KongZhong Galaxy. Given the limited operational history of KongZhong Galaxy, and volatility and unpredictability of the economic success of any feature film or TV series, KongZhong Galaxy may not have generated sufficient cash flow when the loans become due, and therefore, we may not be able to recover all or part of the loans extended to KongZhong Galaxy. KongZhong Galaxy had a loss of US$1.3 million in 2015, and we booked a loss of US$0.4 million for our 35.0% equity interest in KongZhong Galaxy for 2015. If we fail to recover the full amount of the outstanding loans from KongZhong Galaxy, our financial condition and results of operations could be materially and adversely impacted.

If our goodwill becomes impaired, we may be required to record a significant charge to our earnings.

While we have not recorded impairments of goodwill on any of our reporting units in 2015, we may be required to record future impairments of goodwill if the fair value of any of our reporting units becomes less than the corresponding carrying value. As of December 31, 2015, the fair value of the Internet games reporting unit substantially exceeded its carrying value. The fair values of the mobile games and WVAS reporting units exceeded their carrying values by 12.7% and 9.7%, respectively.

Our estimates of fair value are based on assumptions about future cash flows of each reporting unit, discount rates applied to these cash flows and current market estimates of value. Changes in any of these assumptions could cause a material non-cash impairment charge of goodwill, which could have a material adverse effect on our financial conditions and results of operations.

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

Risks Relating to Our Corporate Structure

Our business and operations could be significantly disrupted, and we could be subject to sanctions, if the contractual arrangements between us and our consolidated variable interest entities that we depend on for operating our Internet games, mobile games and WVAS are found to be non-compliant with applicable PRC laws, rules and regulations.

Under applicable PRC laws, rules and regulations, foreign investment in Internet game operators in the PRC is subject to restrictions. In particular, the SAPPRFT, which is responsible for the registration of Internet games operated in the PRC, published a notice in September 2009 indicating that foreign investors are prohibited from obtaining control over Internet game operators in the PRC or participating in the Internet games sector through the establishment of joint venture companies or contractual or technical arrangements. In addition, foreign investment in the PRC enterprises that provide value-added telecommunications services (except for e-commerce services) is generally subject to an ownership limitation of not more than 50% . As a result, our ability to directly engage in such services is severely restricted.

We and our subsidiaries, KongZhong Information Technologies (Beijing) Co., Ltd., or KongZhong Beijing, and KongZhong China Co., Ltd., or KongZhong China, are considered foreign persons or foreign-invested enterprises under applicable PRC laws, rules and regulations. As a result, we operate our Internet games, mobile games and WVAS in the PRC through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, each of which is owned by PRC citizens. We do not own any equity interest in these operating companies, which are considered to be our consolidated variable interest entities for U.S. GAAP purposes, but are able to enjoy the economic benefits through contractual arrangements entered into between us and consolidated variable interest entities, including contractual arrangements relating to the provision of services and certain corporate governance and shareholder rights matters. These operating companies conduct substantially all of our operations and generate substantially all of our revenues, and also hold the licenses and approvals that are essential to our business. For a detailed description of these contractual arrangements, see “Item 7 — Related Party Transactions — Contractual Arrangements Relating to our Operating Companies.”

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

As the applicable PRC laws, rules and regulations governing foreign investment are evolving and subject to differing interpretations, there are substantial uncertainties regarding the validity and enforceability of the contractual arrangements between us and our consolidated variable interest entities. We have been advised by our PRC legal counsel, Commerce & Finance Law Offices, that each agreement under the contractual arrangements with our consolidated variable interest entities constitutes a valid and legally binding obligation under applicable PRC laws, rules and regulations. In addition, Commerce & Finance Law Offices is of the opinion that, with respect to Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, no consent, approval or license, other than those already obtained, is required under any existing PRC laws, rules or regulations for the effectiveness and enforceability of the contractual arrangements, businesses and operations of these companies. We cannot assure you, however, that the relevant PRC regulatory authorities will not ultimately determine that these contractual arrangements are non-compliant with applicable PRC laws, rules and regulations.

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

Under our equity pledge agreements with our consolidated variable interest entities and their shareholders, these shareholders have agreed to pledge all of their respective equity interests in the consolidated variable interest entities to us. The purpose of such pledges is to secure the performance of our consolidated variable interest entities’ obligations under the various contractual arrangements, including the business operation agreements and technology development agreements. As of March 31, 2016, the pledges of equity interests by shareholders of our consolidated variable interest entities have all been registered with the relevant local SAIC. According to the applicable PRC laws, when an obligor fails to pay its debt, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If our consolidated variable interest entities or their shareholder fails to perform their respective obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the equity pledge agreements is to require the pledgor to sell the pledged equity interests in an auction or private sale and remit the proceeds to our wholly-owned subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in consolidated variable interest entities.

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

Leilei Wang, our Chairman and Chief Executive Officer, owned 19.4% of our outstanding ordinary shares as of the date of this annual report on Form 20-F. Accordingly, he exerts significant influence in determining the outcome of any corporate transaction or other matter submitted to the holders of our ordinary shares and ADSs for approval, including mergers, consolidations, the sale of all or substantially all of our assets, election of Directors and other significant corporate actions. He will also have significant influence in preventing or causing a change in control. In addition, without his consent, we may be prevented from entering into transactions that could be beneficial to us. Mr. Wang’s interests may differ from the interests of the other holders of our ordinary shares or ADSs. In particular, our Board of Directors received a preliminary non-binding going-private proposal letter on June 29, 2015 from Mr. Wang and IDG to acquire all of our outstanding ordinary shares not owned by them or their affiliates for US$8.56 in cash per ADS, or approximately US$0.2140 per ordinary share. If completed, the proposed going-private transaction will result in us becoming a privately-held company and our ADSs will no longer be listed on the NASDAQ. As of the date of this annual report on Form 20-F, we have not entered into any merger agreement.

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

In recent years, the PRC government has begun to promulgate laws, rules and regulations applicable to the Internet games, mobile games and WVAS industries in the PRC, many of which are relatively new and untested and are subject to future changes. In addition, various regulatory authorities of the central PRC government, such as the State Council of the PRC, or the State Council, the MIIT, the MOC, the SAIC, the MPS and the SAPPRFT, are empowered to issue and implement rules to regulate certain aspects of Internet-related services and activities. Furthermore, certain local governments also have promulgated local rules applicable to Internet-related services and activities within their respective jurisdictions. As the Internet industry itself is at a relatively early stage of development in the PRC, there is a lack of interpretations of many of these laws, rules and regulations and it is likely that additional laws, rules and regulations will be promulgated in the future to address issues that may arise from time to time. As a result, uncertainties exist regarding the interpretation and implementation of current and future applicable PRC laws, rules and regulations. We cannot assure you that we will not be found in violation of these PRC laws, rules or regulations due to these uncertainties, in which case we could be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of our operations. See “Item 4 — Information on the Company — Regulation.”

Each of Beijing AirInbox, Beijing WINT, BJXR and Beijing Chengxitong has obtained a telecommunications and information services operating license for their Internet content businesses from the Beijing Telecommunications Administration Bureau. In addition, each of Beijing AirInbox, Beijing WINT, BJXR, Beijing Chengxitong, Mailifang and Xinreli has obtained a value-added telecommunications license from the MIIT in order to provide services in multiple provinces, autonomous regions and municipalities. Each of Beijing Boya Wuji, Zhulang, Dacheng and Shanghai KongZhong Brilliant Game Co., Ltd., or Brilliant Game, has obtained a value-added telecommunications license from branches of the MIIT at the provincial level to provide intra-provincial services. Each of Dacheng and Beijing AirInbox has obtained an Internet publishing license for their Internet games business. However, due to the lack of interpretations of Internet Publishing Service Administrative Measures which became effective on March 10, 2016, we cannot assure you that Dacheng and Beijing AirInbox will be able to satisfy the requirements provided therein and continue to hold the Internet publishing license, and we cannot assure you that our other operating companies will be qualified to apply for and be granted such license. Each of Beijing AirInbox, Dacheng, Zhulang and Brilliant Game has obtained an Internet Culture Business Permit for our Internet games business. However, Xinreli is currently in the process of renewing its Internet Culture Business Permit, which expired on March 29, 2016. Although Xinreli had submitted an application for renewal before the expiry date of such license in accordance with applicable rules and regulations, we cannot assure you that Xinreli will be able to renew such license. If any of Beijing AirInbox, Beijing Boya Wuji, Beijing WINT, BJXR, Beijing Chengxitong, Zhulang, Mailifang, Xinreli, Dacheng or Brilliant Game fails to obtain, maintain or renew any required licenses or permits, it may be subject to various penalties, including redressing the violations, confiscation of income, imposition of fines or even suspension of its operations. Any of these measures could materially disrupt our business and materially and adversely affect our financial condition and results of operations.

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

Although the PRC has been one of the world’s fastest growing economies in terms of GDP growth in the past 30 years, the global financial crisis that unfolded in 2008 and continued in the past few years, coupled with the on-going structural reform of the PRC economy, has led to a marked slowdown in the economic growth of the PRC. For example, the GDP growth rate of the PRC decreased from 11.4% in 2007 to 6.9% in 2015. The PRC economy may continue to grow at a relatively slow pace in the next few years. There is no assurance that the GDP growth rate of mainland China will not further decline. A deterioration in mainland China’s business environment as a result of the slowdown in economic growth could reduce business activities and demand for our products and services, which would adversely affect our business and operations. Moreover, any negative development in the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in the PRC.

In addition, growth of the PRC economy has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

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

Under the PRC’s existing foreign exchange regulations, our subsidiaries, KongZhong Beijing and KongZhong China, are able to pay dividends in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions under the capital accounts of our subsidiaries, KongZhong Beijing and KongZhong China, and of our operating companies, Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. In particular, if KongZhong Beijing or KongZhong China borrow foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance KongZhong Beijing or KongZhong China by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the MOFCOM or its local counterparts. In addition, if we finance Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng by loans, we must obtain approval from the SAFE. These limitations could affect the ability of KongZhong Beijing, KongZhong China, Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng to obtain foreign exchange through debt or equity financing.

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

In February 2012, the SAFE promulgated the Notice Relating to Foreign Exchange Administration for Domestic Individuals Participating in the Stock Incentive Plans of Overseas-Listed Companies, or SAFE Notice 7, replacing the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company promulgated in March 2007, or SAFE Notice 78. Under SAFE Notice 7, PRC individuals and foreign citizens who have been a resident of the PRC for one year or more, or, collectively, Domestic Individuals, participating in a stock incentive plan of an overseas-listed company, are required, through a PRC domestic agent to register with the SAFE and complete certain other procedures. Such PRC domestic agent should be a PRC subsidiary of the overseas-listed company or a qualified domestic institution selected by the PRC subsidiary. As we are an overseas-listed company, we and those employees deemed to be Domestic Individuals and who have been granted share options and/or restricted share units under our equity incentive plans are subject to SAFE Notice 7. We and those employees subject to SAFE Notice 7 intend to make such application and complete all the requisite procedures. In 2009 and 2010, we registered, and registered on behalf of those employees subject to SAFE Notice 7, with the relevant local SAFE branches our previously adopted employee stock incentive plans, pursuant to regulations promulgated under SAFE Notice 78. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of SAFE Notice 7, and we cannot assure you that our registration under SAFE Notice 78 would be sufficient for compliance with SAFE Notice 7. If the SAFE or other PRC governmental authorities determine that we or those of our employees subject to SAFE Notice 7 have failed to comply with the provisions of SAFE Notice 7, we or they may be subject to fines and legal sanctions, which could have a material adverse effect on the implementation of our equity incentive plans and our ability to attract and retain qualified personnel, as well as our business and prospects. See “Item 4 — Information on the Company — Regulation — Regulation of Share Options and Restricted Share Units.”

Fluctuation of the Renminbi could adversely affect the value of and dividends payable on our ADSs.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the PRC government’s new policy, the Renminbi is permitted to fluctuate within a managed band against a basket of certain foreign currencies. On June 20, 2010, the People’s Bank of China, or the PBOC, announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. On April 14, 2012, the PBOC announced that, effective as of April 16, 2012, the Renminbi would be permitted to fluctuate with a band of 1.0% per day, doubling the previous announced fluctuation limit of 0.5% per day. On March 14, 2014, the PBOC announced that, effective as of March 17, 2014, the Renminbi would be permitted to fluctuate with a band of 2.0% per day, again doubling the previous fluctuation limit. Although daily fluctuations of the Renminbi against the basket of currencies are currently limited to 2.0% per day, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. We cannot assure you that the Renminbi will not be permitted to enter into a free float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. As we receive substantially all of our revenues in Renminbi and a majority of our cash and cash equivalents are denominated in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms and the value of dividends, if any, payable on our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. As of December 31, 2015, we had cash and cash equivalents in the amount of US$38.3 million. A 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$0.3 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$0.3 million in our total amount of cash and cash equivalents. As of the date of this annual report on Form 20-F, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

The discontinuation of any of the preferential tax treatments available to us in the PRC or the rejection of our application for preferential tax treatments could adversely affect our business, operating results and financial condition.

On March 16, 2007, the National People’s Congress adopted the Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. It imposes a tax rate of 25% on all foreign-invested enterprises, and terminates many of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. However, under the New EIT Law and its implementation rules, “high-and-new technology enterprises strongly supported by the State,” or HNTE, are entitled to a preferential tax rate of 15%, and “software enterprises” are entitled to an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years, while all such tax exemptions and reductions applicable to “software enterprises” shall end no later than December 31, 2017. In 2014, KongZhong Beijing, Beijing AirInbox, BJXR and Tianjin Mammoth were granted the HNTE status by the PRC tax authority under the New EIT Law. In 2015, KongZhong China was granted the HNTE status by the PRC tax authority under the New EIT Law. On February 24, 2015, the State Council announced with immediate effect that there would not be any new accreditations of “software enterprise”. As of such date, Beijing AirInbox, KongZhong China, Dacheng, Xinreli, Brilliant Game and Tianjin Mammoth had been qualified as “software enterprises” by the local industry and information technology department and would continue to enjoy tax exemptions or reductions, as applicable, until December 31, 2017. We cannot assure you that the PRC tax authorities or local industry and information technology department will not revoke the HNTE status or “software enterprise” status of such companies or that we will be able to renew the HNTE status for these companies in the future. The loss of preferential tax treatments by our subsidiaries and/or operating entities could materially reduce our net income and cash flows.

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

We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks, World of Warplanes, World of Warships and Guild Wars 2 games for the PRC Internet games market.

On June 29, 2015, our Board of Directors received a preliminary non-binding going-private proposal letter, dated June 29, 2015, from Mr. Leilei Wang, our Chairman of the Board of Directors and our Chief Executive Officer, and IDG, to acquire all of our outstanding ordinary shares not owned by them or their affiliates for US$8.56 in cash per ADS, or approximately US$0.2140 per ordinary share. Our Board of Directors formed a special committee of independent directors on July 8, 2015. If completed, the proposed going-private transaction will result in us becoming a privately-held company and our ADSs will no longer be listed on the NASDAQ. See “Item 3 – Risk Factors – Risks Relating to Our Business – The consummation of the proposed-private transaction is uncertain, and the announcement and pendency of the transaction could adversely affect our business, results of operations and financial condition.”

We conduct substantially all of our business in the PRC through our wholly-owned subsidiaries in the PRC, KongZhong Beijing and KongZhong China. In order to meet domestic ownership requirements under PRC laws, which restrict us and our PRC subsidiaries, as either foreign or foreign-invested companies, from operating certain value-added telecommunications, Internet services and Internet games businesses, we operate Internet games, mobile games and WVAS through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, all of which are based in the PRC and are wholly owned by PRC citizens. We do not have any equity interests in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng, but enjoy the economic benefits of these companies through a series of contractual arrangements as described below.

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

Investments and Acquisitions

We have made a number of acquisitions and investments and received a number of outside investments during our history. Set forth below are the most significant acquisitions and investments in our history.

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

In January 2014, we entered into a definitive agreement to acquire approximately 28.6 million series A preferred shares in Ourgame International Holdings Limited, or LianZhong, for a total consideration of approximately US$16.3 million. The series A preferred shares may be converted into such number of ordinary shares of LianZhong as is determined by dividing the subscription price per series A preferred share by the then applicable conversion price per series A preferred share, at any time following the completion date of the acquisition, provided that all the outstanding series A preferred shares shall be converted into ordinary shares immediately preceding the occurrence of an initial public offering by LianZhong. The series A preferred shares we acquired accounted for 10% of LianZhong’s issued share capital on a fully diluted basis upon completion of the acquisition. The acquisition was completed in February 2014. LianZhong was subsequently listed on the Hong Kong Stock Exchange and upon the listing, all of our series A preferred shares were converted into approximately 60.0 million ordinary shares of LianZhong, representing 7.6% of LianZhong’s equity interest upon listing. In November 2015, we entered into an agreement to sell 39.2 million ordinary shares in LianZhong to Glassy Mind Holdings Limited at a price of HK$6.1062 per share for a total consideration of approximately US$30.9 million. The transaction was completed in February 2016. After the transaction, we owned approximately 20.7 million ordinary shares in LianZhong, representing 2.6% equity interest in LianZhong as of March 31, 2016.

In December 2014, we entered into a definitive agreement to acquire approximately 8.89 million existing ordinary shares in Forgame Holdings Limited, or Forgame, for a total cash consideration of approximately US$16.4 million. The ordinary shares we acquired accounted for 7% of Forgame’s issued share capital upon completion of the acquisition. Forgame is listed on the Hong Kong Stock Exchange. The acquisition was completed on January 23, 2015. In June 2015, we acquired approximately 3.61 million additional ordinary shares of Forgame for a total consideration of approximately US$7.7 million. The investment represented 8.7% equity interest in Forgame as of December 31, 2015.

On January 12, 2015, we entered into a shareholders agreement of KongZhong Galaxy with two other shareholders. The shareholders agreement provides that KongZhong Galaxy shall have a registered capital of RMB50 million and shall be engaged in the production and distribution of feature films and TV series. We agreed to make capital contribution in the total amount of RMB17.5 million, representing 35.0% equity interest in KongZhong Galaxy. We were also granted the option to, within three years of the establishment of KongZhong Galaxy, purchase additional equity interest of up to 16% in KongZhong Galaxy from the other two shareholders. Pursuant to the shareholders agreement, we made our first capital contribution in the amount of RMB1.75 million in January 2015 and we agreed to make the remaining capital contribution within two years of the establishment of the company.

On January 23, 2015, we entered into definitive agreements to acquire 3,275 convertible redeemable preferred shares in Cream Soft Games Co., Ltd, or Cream Soft, which represented 20% of equity interest in Cream Soft, for a total consideration of US$0.8 million. Cream Soft is engaged in mobile games development.

In March 2015, we entered into definitive agreements to acquire 21.05% equity interest of Shanghai Magic Wing Network Technology Co., Ltd., or Magic Wing, for a total consideration of US$1.2 million. The acquisition was completed on April 17, 2015. Magic Wing is engaged in Internet games development.

On May 11, 2015, we entered into a definitive subscription agreement to contribute US$1 million to F50 Ventures Fund, L.P., or F50, a Cayman Islands exempted limited partnership, and was admitted as a limited partner. F50 is a venture capital investment fund with investments in games, cloud computing and big data, smart hardware and robotics companies.

On May 20, 2015, we entered into a share purchase agreement to acquire 1,764,706 series A preferred shares of Blue Mobile Capital Ltd., or Blue Mobile, for a consideration of RMB5.0 million. On the same date, we entered into an investment agreement to acquire 15% of equity interest in Shenzhen Ruilan Imagination Technology Co., Ltd., or Ruilan, at a consideration of RMB5.0 million. Blue Mobile and Ruilan are affiliates controlled by the same group of shareholders and are engaged in mobile games publishing and development. We completed the acquisition of equity interest in Blue Mobile in April 2015 and Ruilan in July 2015, respectively.

On August 13, 2015, we entered into an investment framework agreement with Galassia International Holding Shares Limited, or Galassia. Pursuant to the investment framework agreement, we have the right to make equity investment in Galassia International and its subsidiaries and affiliates. On August 14, 2015, we executed a loan agreement with Galassia International pursuant to which we extended a loan in the principal amount of US$17 million, which may be converted to equity interest in Galassia International or its subsidiaries and affiliates upon our election. The loan was secured by personal guarantees from a founding shareholder of Galassia International. Pursuant to the terms and conditions of the investment framework agreement, in December 2015, we notified Galassia International that we would no longer proceed with the equity investment and requested repayment of the principal amount of the loan and interest accrued thereon. Galassia International repaid all of the outstanding principal of the loan and interest accrued thereon on April 13, 2016.

Our Corporate Structure

The chart below sets forth our corporate and share ownership structure as of March 31, 2016.

(1)	We do not have any ownership interest in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng. Our wholly-owned subsidiaries have entered into a series of contractual arrangements with these companies and/or their respective shareholders.

The applicable PRC laws, rules and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which include Internet content services, or that operate Internet games, mobile games and WVAS. See also “— Regulation.” To comply with PRC regulations, we conduct substantially all of our Internet games, mobile games and wireless value-added operations and generate substantially all of our revenues through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, which are wholly-owned by PRC citizens, and their subsidiaries. Our operations not conducted through such consolidated variable interest entities primarily consist of our smartphone games business. In 2015, our consolidated variable interest entities accounted for an aggregate of 97.2% of our total revenue. As of December 31, 2015, our consolidated variable interest entities accounted for an aggregate of 36.3% of our total assets and 47.8% of our total liabilities. The assets not associated with our consolidated variable interest entities primarily consist of cash and cash equivalents, goodwill and intangible assets.

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

We do not have any equity interests in Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli or Dacheng, or their subsidiaries, but instead have effective control over and enjoy the economic benefits of these companies through a series of contractual arrangements, which we and our subsidiaries, KongZhong China and KongZhong Beijing, have entered into with these companies and/or their respective shareholders as described below. Due to the expiration of its operating term on November 15, 2014, Simlife (Beijing) Science Co., Ltd., or Simlife Beijing, is currently in the process of being deregistered from the registration records maintained by the Beijing Municipal Administration for Industry and Commerce, or the Beijing AIC, in the PRC, during which Simlife Beijing is not allowed to conduct any business except for those necessary for the deregistration. The tax deregistration procedure of Simlife Beijing was completed in December 2015. The liquidation procedure of Simlife Beijing was completed in February 2016. On December 1, 2014, Simlife Beijing terminated its option agreement, exclusive technical and consulting services agreement, share pledge agreement and business operations agreement with Xinreli and its shareholders. On the same date, KongZhong Beijing entered into an option agreement, exclusive consulting and services agreement, share pledge agreement and business operations agreement with Xinreli and its shareholders to ensure our effective control over Xinreli. For a further description of each of these agreements, see “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

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

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, each of the agreements constitutes a valid and legally binding obligation of each party to such contractual agreements under applicable PRC laws, rules and regulations. In addition, Commerce & Finance Law Offices, is of the opinion that, with respect to Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, no consent, approval or license, other than those already obtained, is required under any existing PRC laws, rules or regulations for the effectiveness and enforceability of the contractual arrangements, businesses and operations of these companies. However, there are substantial uncertainties regarding the interpretation and implementation of current PRC laws, rules and regulations. See “— Regulation” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the value-added telecommunications industry, we could be subject to severe penalties,” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — Our contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.” As discussed in those risk factors, certain events may cause us to lose the benefits and control intended to be created by these arrangements.

Capital Expenditures and Divestitures

See “Item 5 — Operating and Financial Review and Prospects — Capital Expenditures” for information concerning our principal capital expenditures since our inception and those planned for 2016. We have not undertaken any significant divestitures and do not have any significant divestitures currently in progress.

Business Overview

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely Internet games, mobile games and WVAS. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a feature phone mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as Android and iOS. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular War Saga games developed by Wargaming Ltd, including World of Tanks, World of Warplanes and World of Warships, for the PRC Internet games market. In May 2012, we entered into a strategic partnership with Wargaming LLP, which granted us the exclusive license to all of Wargaming LLP’s future games in the PRC. In addition, as of December 31, 2015, we were also the exclusive licensee in the PRC for the Guild Wars 2 game developed by ArenaNet, Blitzkrieg 3 game developed by ZZima International Sarl, or ZZima and Auto Club Revolution game developed by Eutechnyx Limited, or Eutechnyx.

Our Internet Games Business

In January 2010, we acquired Dacheng and with it our Internet games business unit. We launched our self-developed 3D MMORPGs, Loong, EMoFaZe, XiaKeXing, ShengMoZhiXue, Kung Fu Hero, Kung Fu World and Master of Meteor Blades games from December 2009 to December 2015.

In 2010, we entered into a license agreement with Wargaming LLP for the World of Tanks game. World of Tanks is a “freemium” 3D team-based massive multiplayer online game, featuring historic fighting vehicles from the 1930s to the 1950s. The initial term of the license is three years, commencing from the commercial release of the game. We have the exclusive right to copy, distribute, operate and sell the World of Tanks game in the PRC, Hong Kong and Macau during the term of the license. Our license payments to Wargaming LLP, as applicable, consist of a fixed license fee in the amount of US$500,000 and a certain percentage of our gross revenue received from the services and merchandise related to the World of Tanks game. In 2012, we amended our license agreement with Wargaming LLP to extend the term of the license in perpetuity. In exchange for the extension, we granted Wargaming LLP a warrant to purchase up to 120,000,000 of our ordinary shares (equivalent to 3 million of our ADSs) and increased the percentage of our gross revenue that we pay to Wargaming LLP if the monthly gross revenue exceeds a specified target. Since its launch, the World of Tanks game has become one of the most popular games we offer. As of December 31, 2015, the World of Tanks game had over 44.2 million registered users. As a result of the successful launching of the game, revenues generated from in-game items purchased by game players who play the World of Tanks game represented over 72% and 86% of our Internet games revenues in 2014 and 2015, respectively.

In May 2012, we entered into a strategic partnership with Wargaming LLP under which we enjoy exclusive rights to license all of Wargaming LLP’s future games in the PRC. Under this partnership, we licensed the World of Warplanes and World of Warships games from Wargaming LLP. We launched the headstart open beta for World of Warplanes in May 2014 and we released the World of Warships to open beta test in November 2015. As of December 31, 2015 and March 31, 2016, the World of Warships game had over 0.62 million and 1.3 million registered users, respectively.

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

In the six-month period ended December 31, 2014 and the six-month period ended June 30, 2015, we respectively generated revenues of US$17.70 million and US$4.02 million from the Guild Wars 2 game. The revenue generated from the Guild Wars 2 game was significantly below our expectation and we reviewed the respective game license for impairment loss as circumstances indicated that the carrying value of such game license might not be recoverable. As a result of our assessment as of June 30, 2015, the undiscounted cash flows expected to be generated from the use and eventual disposition of the intangible assets related to the game license for Guild Wars 2 would be insignificant and, accordingly, we recognized an impairment loss of US$35.21 million, equal to the full carrying amount of the intangible assets related to the licensing arrangement for Guild Wars 2, which created a new cost basis in the amount of zero for the intangible assets in accordance with U.S. GAAP.

In the second half of 2015, we continued to operate the Guild Wars 2 game and worked with ArenaNet to release the expansion pack. In November 2015, we released the expansion pack “Heart of Thorns”, which led to an increase in the number of registered users and revenue for the game. As of March 31, 2016, the Guild Wars 2 game had over 1.52 million registered users, representing an increase of 42.1% from June 30, 2015, which was better than our expectation when we performed the impairment assessment as of June 30, 2015. Due to the release of the expansion pack in late 2015, we currently expect an increase in the number of registered users, revenues and cash flows generated from the Guild Wars 2 game in 2016. We believe that the operation of Guild Wars 2, as reflected by the subsequent increase in the number of registered users and revenue, will bring positive cash flows to us. However, under U.S. GAAP, because an asset is considered to have a new cost basis after an impairment loss is recorded, the reversal of a previously recognized impairment loss is prohibited when there are subsequent changes in the performance, use of the asset, or economic conditions. Had there been no impairment recognized on the game license in relation to Guild Wars 2, the amortization which would be included in the costs of revenue for Guild Wars 2 would increase by US$9.60 million, US$19.21 million and US$6.40 million in 2015, 2016 and 2017, respectively, which would lead to reductions of the same amounts from our gross profits over the respective periods.

In January 2013, we agreed to license on an exclusive basis in the PRC the Blitzkrieg 3 game from ZZima. The initial term of the license is three years, with further extensions to be agreed among the parties, commencing from the open beta test of the game. We have paid a license fee in the amount of US$1.5 million to ZZima before the secure public testing of the game and have agreed to pay royalties calculated based on revenues generated from the game after the launch of the game. As of April 15, 2016, the Blitzkrieg 3 game has not been commercially released.

In April 2013, we agreed to license on an exclusive basis in the PRC the Auto Club Revolution game from Eutechnyx. The initial term of the license is three years, with further extensions upon our meeting certain conditions, commencing from the commercial release of the game. We have paid a license fee in the amount of US$1.5 million to Eutechnyx before the secure public testing of the game and have agreed to pay royalties calculated based on revenues generated from the game after the launch of the game. As of April 15, 2016, the Auto Club Revolution game has not been commercially released.

In addition to licensed games, we also develop Internet games internally based mainly on our proprietary technologies, which include our proprietary game engine (Dazzler 3D), game development platforms and online game billing system, all developed by our internal team. In particular, our Dazzler 3D game engine enables us to create high-quality 3D graphics and visual effects, and provides the technical foundation for creating innovative features in our games. Furthermore, our game development platforms give us the capacity to develop Internet games within approximately six to 24 months and to update our Internet games frequently in response to players’ preferences. Based on these platforms, we have developed on ourselves Internet games such as the Master of Meteor Blades. The Master of Meteor Blades has been licensed to another Internet game operator in China on an exclusive basis for commercial release.

We use an item-based revenue model for a number of our Internet games, such as World of Tanks, World of Warplanes and World of Warships, under which players can play our games on the Internet free of charge or with small amount of initial access fee, but have to pay for purchases of in-game virtual items, such as in-game currencies, performance-enhancing clothing, weapons, accessories and pets. We distribute our electronic prepaid game cards and game points, which may be used to purchase in-game virtual items, to players through multiple payment channels.

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

In April 2015, we launched Super God Battle Squad. In January and April 2015, we released Rushing Three Kingdoms in Taiwan and South Korea, respectively.

In March 2016, we released Rushing Three Kingdoms in Japan and Battle of Warship on the iOS platform in China.

Our WVAS Business

We provide interactive entertainment, media and other interactive services to mobile phone users in China, including SMS, IVR, color ring back tone, or CRBT, WAP and MMS. Our WVAS are tailored to the technical or other requirements of our telecommunications operator partners, through whom we deliver most of our WVAS, and to various billing systems for WVAS. Our WVAS are also delivered and marketed through various media partners, including handset manufacturers, television stations, radio stations, print media and Internet sites. Our WVAS revenues accounted for 36.3%, 28.3% and 27.6% of our total revenues in 2013, 2014 and 2015, respectively.

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

In May 2012, we entered into a strategic partnership with Wargaming LLP under which we enjoy exclusive rights to license all of Wargaming LLP’s future games in the PRC. Under this partnership, we licensed the World of Warplanes and World of Warships games from Wargaming LLP, which then assigned its rights and obligations under the license agreements for the World of Warplanes and World of Warships, respectively, to Wargaming Ltd.

Telecommunications Operators

China Mobile is the world’s largest mobile telecommunications network operator in terms of subscribers, with more than 826 million subscribers as of December 31, 2015, according to China Mobile’s website. Our working relationship with China Mobile is critical to the operation and continued development of our mobile games and WVAS businesses. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business —We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.” We provide WVAS in 31 Chinese provinces or provincial-level municipalities pursuant to cooperation agreements with China Mobile and its provincial subsidiaries. Generally, these agreements have terms of one year or shorter, but may be renewed automatically unless either party objects. We were one of the first wireless service providers to work with China Mobile to develop and offer WAP, MMS and Java™ services.

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

The following table sets forth the principal fees that we charge our customers for our mobile games and WVAS related services and the service and transmission fees that we paid to the telecommunications operators as of December 31, 2015.

	Fees we charged customers		Fees we paid telecommunication operators
	Transaction fee per unit (1)	Monthly subscription fee	Service fees	Transmission fee (2)
	(in RMB, except percentages)
SMS	1.00-2.00	5.00-8.00	15%-50%	N/A
IVR	1.00-4.00	5.00-15.00	15%	0.15-0.20
CRBT	0.01-100.00	5.00-15.00	30%-50%	N/A
Mobile Games	1.00-3.00	0.00-30.00	15%-50%	0.02-0.08
MMS	1.00-30.00	15.00	30%-45%	N/A
WAP	0.50-3.00	1.00-5.00	15%-70%	N/A
E-Book	0.00-5.00	3.00-5.00	60%	N/A

(1)	Transaction fees are per download for WAP, MMS, mobile games, SMS, CRBT and e-book services and per minute for IVR services.

(2)	A transmission fee is assessed for each message we send in excess of the number of messages we receive. The amount of the transmission fees for each month depends on the volume of messages sent in that month. No transmission fees are assessed for WAP, mobile games, IVR or CRBT services.

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

Product Development

Product Development for Internet Games

We believe that timely and quality game development and operations is critical to our Internet games business and our business as a whole, and we have formed a separate department for the development of Internet games, which had 452 employees as of December 31, 2015. Our Internet games development department mainly consists of programming, design, operations and graphics divisions.

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

Product Development for Our Mobile Games

Our product development team focuses on creating innovative products that use the latest standards and technologies with respect to our mobile games. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as Android and iOS. We have launched a number of mobile games for Android and iOS markets, including Kingdom Story, Tiny War, NecroDefense, Battleland: Warrior vs. Monster, Kuiba: the Rising of Warlord, Rushing Three Kingdoms, Super God Battle Squad and Battle of Warship during 2014, 2015 and the first quarter of 2016.

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

With our acquisition of Dacheng and commencement of our Internet games business, marketing our Internet games has become an important part of our strategy. Starting from 2012, we made efforts to enhance our marketing to include marketing activities for the launch of our new Internet games and game expansion packs. We aim to attract new game players and increase revenues from existing game players by introducing marketing and promotion strategies that are specifically tailored to each of our Internet games. We advertise primarily in sites devoted to Internet games and game magazines, and marketing events are usually timed with the release of a new game or updates of a game’s content. In addition, in light of the successful operation of the World of Tanks game, the launching of the World of Warplanes game and the World of Warships, we officially launched our “WAR SAGA” brand in April 2014, creating a leading military online game platform in China.

As of December 31, 2015, our sales and marketing department consisted of 14 persons.

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

We provide high-quality customer service and are responsive to the needs of the players of our Internet games. In particular, our game players can access our customer service center through in-game chats, phone or e-mail 24 hours a day, seven days a week. In addition, we have a website for game players to submit feedback and a service center in Shanghai, which is open to walk-in game players during normal business hours. We had 70 customer service representatives dedicated to our Internet games business as of December 31, 2015, many of whom are MMORPG enthusiasts with a deep understanding of Internet games players. We also have dedicated supervisors to monitor our calls to ensure quality services. Feedback collected by our customer service team is important to the integration of our product development and game operations teams. The information collected by our customer service team forms the basis of our feedback database, which helps us track the trends in players’ tastes and preferences and provide direction when we design changes, upgrades and expansion packs for our Internet games.

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

In particular, the MIIT has reported on its website that, as of December 31, 2015, more than 3,800 service providers held nationwide licenses to supply content and services on the PRC telecommunications operators’ networks. Moreover, China Mobile has been developing and marketing its own MMS and WAP products, and other PRC telecommunications operators may decide to do the same. We compete with these companies primarily on the basis of brand, the type and timing of service offerings, content and business partner and channel relationships. The telecommunications operators may also decide to enter the mobile games market in the future. Other potential competitors in this market include developers of personal-computer-based Internet games, major media companies, traditional video game developers, content aggregators, mobile software providers and independent mobile games developers. In addition to competition for products, services and distribution channels, we also compete for experienced and talented employees.

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

We have registered KongZhong Network as a commercial website with the SAIC. As a result, no one else may operate a website, whether commercial or otherwise, using the name of KongZhong Network. We also have registered our logo, the KongZhong thumb, and certain of our product names as trademarks in the name of Beijing AirInbox in the PRC. Jointly with Wargaming LLP, Beijing AirInbox has registered “WAR SAGA”, a leading military online game platform in China, as a trademark in the PRC. In addition, Beijing AirInbox is the registered owner of a number of domain names, the principal ones of which are www.kongzhong.com, www.kongzhong.com.cn, www.kongzhong.net, www.kongzhong.net.cn, www.cota.com.cn, www.cota.cn, ko.cn, Kong.net, heroandgoddess.com, pocketfort.net, and nswyapp.com. Xinreli is the registered owner of a number of domain names, the principal ones of which are Simlife.com, Simlife.com.cn, Simlife.cn, Simlife.net and Simlife.net.cn. Dacheng is also the registered owner of a number of domain names, the principal ones of which are Loong3d.com, gamall.net and dacn.com.cn.

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

As of December 31, 2015, we had 793 employees, including 785 employees in the PRC, 6 employees in Japan and 2 employees in Singapore. The table below sets forth the number of our employees by job function as of the dates indicated:

	As of December 31,
	2013		2014		2015
	Number	% of Total	Number	% of Total	Number	% of Total

Sales, marketing and business development	208	18.1%	227	20.8%	187	23.6%
Customer service	111	9.6	155	14.2	70	8.8%
Product development	747	64.8	620	56.8	452	57.0%
General and administrative	87	7.5	89	8.2	84	10.6%
Total	1,153	100.0%	1,091	100.0%	793	100.0%

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented through any collective bargaining agreements or by labor unions.

Employee Benefits Plan

Our full-time employees in the PRC participate in a government-mandated defined contribution plan, under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require us to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were approximately US$5.1 million, US$4.8 million and US$4.9 million in 2013, 2014 and 2015, respectively.

We have granted share options to our employees pursuant to our KongZhong Corporation 2002 Equity Incentive Plan, or the 2002 Plan, our KongZhong Corporation 2006 Equity Incentive Plan, or the 2006 Plan, and our KongZhong Corporation 2013 Equity Incentive Plan, or the 2013 Plan, as described in “Item 6 — Directors, Senior Management and Employees — Stock Options and Restricted Share Units.” We did not adopt any new equity incentive plan during 2015 through the date of this annual report on Form 20-F.

Properties

Our principal executive office currently occupies approximately 12,850 square meters of office space in Beijing, the PRC, the leases for which have been extended in August 2014 for another 2 years. In addition, we lease sales offices in 11 provinces throughout the PRC.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims relating to the conduct of our business from time to time. Our Board of Directors has formed a special committee of independent directors to review a proposed going-private transaction. For details in connection with the going-private transaction, see “Item 4 – Information on the Company – History and Development of the Company.” We may be subject to legal proceedings in connection with the proposed going-private transaction, whether or not the transaction is consummated. See “Item 3 – Key Information – Risk Factors – Risks Relating to Our Business – The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could adversely affect our business, results of operations and financial condition.” Despite our effort to comply with the intellectual property rights of third parties, we cannot be certain that we have not, and will not, infringe on the intellectual property rights of others, which may subject us to legal proceedings and claims in the ordinary course of our business from time to time. Such legal proceedings or claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. In addition, we may also initiate litigation to protect our intellectual property rights. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We may not be able to adequately protect our intellectual property, and we also may be exposed to infringement claims by third parties.”

We are not currently a party to any material legal proceeding.

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

In December 2001, in order to comply with the PRC’s commitments with respect to its entry into the World Trade Organization, or the WTO, the State Council promulgated the Administrative Rules for Foreign Investments in Telecommunications Enterprises, or the Telecom FIE Rules. In September 2008, the State Council promulgated the Decree of the State Council No. 534 to amend certain provisions of the 2001 Telecom FIE Rules. The Telecom FIE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to the Telecom FIE Rules, the ultimate capital contribution ratio of the foreign investor(s) in a foreign-funded telecommunications enterprise that provides value-added telecommunications services shall not exceed 50%. In addition, the principal foreign investor in such an enterprise must have a sufficient track record in the operation of telecommunications business. Pursuant to the Foreign Investment Industrial Guidance Catalogue, as of March 10, 2015, the permitted foreign investment ratio of value-added telecommunications services is no more than 50%. To comply with these regulations, we conduct substantially all of our operations through Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng, which are wholly-owned by PRC citizens or entities and incorporated in the PRC. We do not have any equity interests in these operating companies, but instead enjoy the economic benefits of these operating companies through a series of contractual arrangements, which we and our wholly-owned subsidiaries, KongZhong Beijing and KongZhong China, have entered into with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli, Dacheng and their respective shareholders as described in “— Our Corporate Structure” and “Item 7 — Major Shareholders and Related Party Transactions — Related Party Transactions.”

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

Each of Beijing AirInbox, Beijing WINT, Beijing Chengxitong, and BJXR has a telecommunications and information services operating license for their Internet content businesses from the Beijing Telecommunications Administration Bureau. Each of Dacheng and Brilliant Game has a value-added telecommunications business operation permit for its Internet content business from the Shanghai Telecommunications Administration Bureau. Zhulang has a value-added telecommunications business operation permit for its Internet content business from the Jiangsu Telecommunications Administration Bureau. These licenses are subject to standard annual review.

Regulation of Internet Culture Activities

On February 17, 2011, the MOC promulgated the Interim Measures on Administration of Internet Culture, or the Internet Culture Measures, replacing previous interim measures promulgated in May 2003 and amended in July 2004. “Internet cultural products” are classified as cultural products developed, published and disseminated via the Internet, which mainly include: (i) products for publication via Internet, such as, among other things, online music and entertainment files, network games, online performing arts and artworks and online animation features and cartoons, and (ii) products converted from traditional music entertainment products, games, performing arts, artworks and animation features and cartoons, and published via the Internet. Pursuant to the Internet Culture Measures, entities are required to obtain Internet Culture Business Permits from a provincial counterpart of the MOC if they intend to commercially engage in any of the following types of activities: (1) production, duplication, import, sale or broadcasting of Internet cultural products; (2) publication of cultural products on the Internet or transmission thereof through information networks such as Internet and mobile network to computers, fixed-line or mobile phones, television sets, gaming consoles or Internet access service sites including Internet cafes for the purpose of browsing, reviewing, using or downloading such products by internet users; or (3) exhibitions or contests related to Internet cultural products. On July 2, 2015, the MOC promulgated the Circular on Implementing the “Business License before Operating Permit” to Improve the Administrative Examination and Approval for the Cultural Market, which abolished the minimum registered capital requirement for enterprises to operate the business of Internet culture and Internet games.

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

Software Products Registration

On March 5, 2009, the MIIT issued the Measures Concerning Software Products Administration, or the Software Measures. Under the Software Measures, producers of software products registered with the relevant PRC authorities may be entitled to certain preferential policies in the PRC. Software developers or producers are allowed to sell or license their registered software products independently or through agents. Upon registration, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. The MIIT and other relevant departments may carry out supervision and inspection over the development, production, operation and importing and exporting of software products in the PRC. On February 24, 2015, the State Council promulgated the Decision on Issues concerning Cancelling and Adjusting a Batch of Administrative Examination and Approval Items, pursuant to which new software products will no longer be registered, although the validity of existing registrations is unaffected. As of December 31, 2015, we had registered the software for the games Loong, Doodle Dino, Blood of Sheng Mo, Deification OL, Kingdom Story, Fishing Master, Jelly Roll, Ninja Chicken, Jet Heroes, Master of Meteor Blades, Three Kingdoms in Pocket and Gudong Gudong, and had registered the software of AirInbox New Media Real-time Platform, AirInbox New Customer Service Query System, AirInbox Resource Management System and AirInbox Basic Data Management System, with the relevant PRC authority and had obtained the software product registration certificates for these software products.

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

Regulation of Advertisements

The principal regulations governing advertisements in the PRC are the Advertising Law (amended in 2015), the Administrative Regulations of Advertisements (1987) and the Detailed Rules of Implementation of the Administrative Regulations of Advertisements (2004), pursuant to which an entity conducting advertising activities as a supplementary business must obtain a permit from the local AIC and specifically mention advertising activities as a permitted business activity in such entity’s business license. The SAIC is the government agency responsible for regulating advertising activities in the PRC. The Advertising Law (amended in 2015), the Administrative Regulations of Advertisements (1987) and the Detailed Rules of Implementation of the Administrative Regulations of Advertisements (2004) do not contain, and the SAIC has not promulgated, regulations specifically aimed at mobile advertising through SMS or MMS services.

In March 2004, the SAIC and the MOC jointly promulgated the Regulations on the Administration of Foreign-Invested Advertising Enterprises. The regulations provided that a foreign investor of a Chinese advertising company is required to have an operating history in direct advertising as its main business outside the PRC of at least two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly foreign-owned enterprise. On June 29, 2015, the SAIC promulgated the Decision to Abolish the Regulations on the Administration of Foreign-Invested Advertising Enterprises, which took effect on the date of its issuance. The decision removed the aforesaid requirements imposed upon foreign investment in advertising.

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

The Tentative Internet Publishing Administrative Measures, jointly promulgated by the MIIT and the SAPPRFT on July 27, 2002 and effective as of August 1, 2002, require Internet publishers to secure approval from the SAPPRFT. The term “Internet publishing” is defined as an act of online dissemination whereby Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) and subsequently post the same on the Internet or transmit the same to users via the Internet for browsing, using or downloading by the public. On July 6, 2005, the MOC, the MOFCOM and several other governmental authorities jointly promulgated the Several Opinions on the Introduction of Foreign Investment in the Cultural Field, or the 2005 Opinions, which prohibits foreign investment in the Internet publishing industry. Therefore, we operated our Internet publishing service business through our variable interest entities.

On February 4, 2016, the MIIT and the SAPPRFT jointly promulgated the Internet Publishing Service Administrative Measures, or the Internet Publishing Service Measures, which became effective on March 10, 2016 and superseded the previous Tentative Internet Publishing Administrative Measures promulgated in 2002. The Internet Publishing Service Measures further clarify that foreign-invested enterprises, whether in the form of equity or cooperative joint ventures or wholly foreign-owned enterprises, shall not engage in Internet publishing service business and require that Internet publishers obtain an Internet publishing service license from the SAPPRFT. The term “Internet publishing service” is defined as the Internet publications provided to the public through information networks. The term “Internet publications” refers to digitized works with characteristics of publishing such as editing, production or processing provided to the public through information networks and mainly includes: (1) original digitized works such as knowledgeable and thoughtful texts, pictures, maps, games, animation, audio and video readings in literature, art, science and other fields, (2) digitized works whose contents are consistent with those in published books, newspapers, periodicals, audio and video products, electronic publications and other sources, (3) digitized works such as online literature databases formed by way of selecting, compiling or collecting the above works, and (4) other types of digitized works identified by the SAPPRFT. The Internet Publishing Service Measures reiterate the prohibition on foreign investment in the Internet publishing industry first introduced by the 2005 Opinions and impose more specific and stricter requirements on the qualifications of Internet publishers than the previous Tentative Internet Publishing Administrative Measures.

The SAPPRFT and the MIIT have not specified whether the aforementioned approval in the Internet Publishing Service Measures is applicable to dissemination of works through SMS, MMS, WAP, Java™, IVR, CRBT or other wireless technologies. If, in the future, the SAPPRFT and the MIIT clarify that the Internet Publishing Service Measures are applicable to wireless value-added telecommunications services operators or issue new regulations or rules regulating wireless publishing, we may need to apply for a license or permit from governmental agencies in charge for our WVAS business. We cannot assure you that such application would be approved by the relevant governmental agencies. As the provision of Internet games is deemed an Internet publication activity, an Internet games operator needs to obtain an Internet publishing license in order to directly make its Internet games publicly available in the PRC. As of the date of this annual report on Form 20-F, Beijing AirInbox and Dacheng each held an Internet publishing license from the SAPPRFT. Given the lack of interpretations of the Internet Publishing Service Measures, we cannot assure you that Beijing AirInbox and Dacheng will be able to satisfy the requirements provided therein and continue to hold the Internet publishing license, and we cannot assure you that our other operating companies will be qualified to apply for and be granted such license.

Regulation of Internet-Based Audio-Video Programming Services

On December 20, 2007, the SAPPRFT and the MIIT jointly promulgated the Regulations on Administration of Internet-based Audio-Video Programming Service, or the Internet-based Audio-Video Regulations, which became effective as of January 31, 2008 and was amended on August 28, 2015. The Internet-based Audio-Video Regulations are applicable to the public dissemination of Internet-based services, including audio-video programming services within the territory of the PRC. Activities covered by the Internet-based Audio-Video Regulations include producing, compiling, integrating and public dissemination over the Internet of audio or video programs, as well as aiding others to upload and disseminate such programs.

Providers of Internet-based Audio-Video programming services are required to obtain the Internet-based Audio-Video License or complete registration procedures as required in the Internet-based Audio-Video Regulations. Pursuant to the Internet-based Audio-Video Regulations, such provider must:

•	be a limited liability company that is either wholly owned or majority controlled by the state, without any violation of law or regulation within three years before the application date;

•	have measures that ensure the safe dissemination of audio-video programs and protect against security breaches;

•	have audio-video programming resources that are appropriate for their businesses and in compliance with laws and regulations;

•	possess technical competence and network resources that are appropriate for their businesses;

•	retain professionals who are appropriate for their businesses, and its major investors and operators did not violate any law or regulation within three years before the application date;

•	have network technical designs that comply with laws and regulations and industry standards and guidance;

•	be in compliance with plans, layouts and business guidelines issued by the departments in charge of radio, film and television operations under the State Council; and

•	be in compliance with laws and administrative regulations.

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

On June 4, 2009, the MOC and the MOFCOM jointly issued a circular regulating the trading of Internet games virtual currencies. The circular clearly defines for the first time the meaning of virtual currency and places a set of restrictions on the trading and issuance of virtual currency. The circular also states that Internet games operators are not allowed to give out virtual items or virtual currency through lottery-based activities, such as lucky draws, betting or random computer sampling, in exchange for user’s cash or virtual money. This regulation is mainly targeted at lottery-based activities found in some Internet games.

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

Many of our customers access our games in Internet cafes, which are also regulated by the PRC government. Internet cafes are required to obtain a license from the MOC and the SAIC, and are subject to requirements and regulations with respect to location, size, number of computers, age limit of customers and hours of operation. In 2004, the MOC, the SAIC and other PRC governmental authorities jointly issued a notice to suspend issuance of new Internet cafe licenses. Although this nationwide suspension has been generally lifted in 2005, the local authorities have the authority of controlling the number and recipients of new licenses at their discretion. In addition, local and higher-level governmental authorities may from time to time strictly enforce customer age limits and other requirements relating to Internet cafes, as a result of the occurrence of, and media attention on, gang fights, arson or other incidents in or related to Internet cafes. On February 15, 2007, the MOC and other relevant governmental authorities jointly issued the Internet Cafes Notice, which suspended nationwide the approval for the establishment of new Internet cafes in 2007 and imposed tougher penalties for Internet cafes admitting minors. Between 2008 and 2013, the MOC, the SAIC and other relevant governmental authorities, individually or jointly, issued several notices which provide various ways to strengthen the regulation of Internet cafes, including investigating and punishing the Internet cafes which accept minors, cracking down on Internet cafes without sufficient and valid licenses, limiting the total number of Internet cafes, screening unlawful games and websites, and improving the coordination of regulation over Internet cafes and Internet games. As many of our customers access our games from Internet cafes, any reduction in the number, or any slowdown in the growth, of Internet cafes in the PRC as a result of stricter Internet cafe regulation will limit our ability to maintain or increase our revenues and expand our customer base, which will in turn materially and adversely affect our business, financial condition and results of operations.

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

On June 3, 2010, the MOC issued the Interim Measures for the Administration of Internet Games, or the Internet Game Measures, which took effect on August 1, 2010, to further strengthen the supervision over the Internet games industry. The Internet Game Measures regulate a broad range of operation activities relating to Internet games, including development and production of Internet games, operation of Internet games, issuance of virtual currencies used for Internet games, and virtual currency trading services. The Internet Game Measures provide that any entity that is engaged in the operation of Internet games must obtain an Internet Culture Business Permit, which is valid for three years and renewable before its expiration. The Internet Game Measures require the content of an imported Internet game to be examined and approved by the MOC prior to the game’s launch and the content of a domestic Internet game to be filed with the MOC. The Internet Game Measures also request Internet game operators to protect the interests of game players and stipulate that the service agreement between an Internet game operator and the players of its online games must include certain mandatory terms required by the MOC. On July 29, 2010, the MOC issued the Notice of the Ministry of Culture on the Implementation of the Interim Measures for the Administration of Internet Games, which took effect on the date of its issuance. This notice provides details as to the requirements and procedures relating to applications for Internet Culture Business Permits and the MOC’s review of the content of Internet games. In addition, the notice emphasizes the protection of minors who play online games and requests Internet games operators to promote real-name registration of their game players. Each of Beijing AirInbox, Dacheng and Brilliant Game has obtained an Internet Culture Business Permit for our Internet games business.

On March 19, 2015, the MOC issued the Circular on Strengthening Supervision on Internet Games Publicity and Promotion Activities, which took effect on the date of its issuance. This circular provides that a system of “blacklist” shall be set up in order to implement classified supervision on Internet games enterprises, and that those who use prohibited contents as stipulated in the Internet Game Measures shall be imposed a fine or, in the case of repeated violations, the penalty of games operation suspension or revocation of the Internet games operation permit. On January 6, 2016, the MOC issued the Administrative Measures for Blacklists for the Cultural Market (Trial Implementation), or the Blacklists Measures. Hebei, Tianjin, Shanghai, Zhejiang, Hunan, Guangdong, Chongqing and Yunnan would be pilot regions of the Blacklists Measures for one year, after which the MOC may enforce the Blacklists Measures nationwide. The Blacklists Measures establish a regulatory system that blacklists cultural products which contain prohibited contents or do serious harm to the public and operators who commit material violations of the regulations of the cultural market. Such blacklists will be public. Furthermore, blacklisted operators will be subject to more frequent inspections by regulatory authorities and heavier punishment for repeated violations. Dissemination and operation of blacklisted products will be entirely prohibited.

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

Regulation of Foreign Exchange Control

The principal regulations governing foreign exchange in the PRC are the Foreign Exchange Control Regulations (Amended in 2008) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations (1996), or together, the Exchange Regulations. Under the Exchange Regulations, the Renminbi is freely convertible into foreign exchange for current account items, including the distribution of dividends. Conversion of Renminbi for capital account items, such as direct investment, loans, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Under the Exchange Regulations, foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign-invested enterprises may buy, sell or remit foreign currencies only at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises. Pursuant to this circular, foreign-invested enterprises may, upon obtaining clearance from the local bank and subject to ex-post supervision by the local branch of the SAFE, convert up to 100% (subject to subsequent adjustment by the SAFE) of their foreign investments into Renminbi at any time. The circular also provides that the RMB-denominated funds thus acquired and converted shall be deposited in a dedicated account which can only be used for enumerated purposes upon providing proof thereof.

In July 2014, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment, Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 37, which became effective on July 4, 2014 and superseded prior SAFE regulations promulgated in October 2005. Notice 37 and relevant SAFE regulations require PRC residents to register with the relevant SAFE branch before contributing the onshore or offshore assets or interests to the special purpose companies and complete amended registrations with the relevant SAFE branch upon the change of basic information of the registered overseas special purpose company such as PRC resident shareholder, name, operating period, or major events such as increase or reduce of PRC resident’s capital contribution, share transfer or exchange, merger or division. The term “PRC residents,” as used in Notice 37, includes not only PRC citizens but also other persons who habitually reside in the PRC for economic benefit.

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

Regulation of Share Options and Restricted Share Units

On December 25, 2006, the PBOC issued the Administration Measures on Individual Foreign Exchange Control, and its Implementation Rules was issued by the SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee share ownership plans, share option plans and other equity incentive plans participated by PRC individuals may be transacted upon receipt of the approval from the SAFE or its authorized branch.

In February 2012, the SAFE promulgated SAFE Notice 7, replacing SAFE Notice 78. SAFE Notice 7 is applicable to (i) PRC directors, supervisors, senior management and other employees of an overseas-listed PRC company, (ii) PRC subsidiaries or branches of, and any PRC entities directly or indirectly controlled by, an overseas-listed company, and (iii) the Domestic Individuals. Under SAFE Notice 7, Domestic Individuals who are granted stock options or any other stock-related rights and benefits under a stock incentive plan by an overseas publicly-listed company are required to complete certain procedures and transactional foreign exchange matters under the stock incentive plan upon the examination by, and the approval of, the SAFE or its authorized local counterparts.

In 2009 and 2010, we registered, and registered on behalf of those employees subject to SAFE Notice 7, with the relevant local SAFE branches our previously adopted employee stock incentive plans, pursuant to regulations promulgated under SAFE Notice 78. However, there exist significant uncertainties in practice with respect to the interpretation and implementation of SAFE Notice 7, and we cannot assure you that our registration under SAFE Notice 78 would be sufficient for compliance with SAFE Notice 7. If the SAFE or other PRC governmental authorities determine that we or those of our employees subject to SAFE Notice 7 have failed to comply with the provisions of the SAFE Notice 7, we or they may be subject to fines and legal sanctions.

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

Overview

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely Internet games, mobile games and WVAS. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature-phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a feature phone mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2012 in order to develop smartphone mobile games on smartphone mobile operating systems, such as Android and iOS. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular War Saga games for the PRC Internet games market. In May 2012, we entered into a strategic partnership with Wargaming LLP, which granted us the exclusive license to all of Wargaming LLP’s games in the PRC, including the War Saga games. In December 2015, Wargaming LLP assigned its rights and obligations under the licensing agreement to Wargaming Ltd. In addition, as of December 31, 2015, we were also the exclusive licensee in the PRC for the Guild Wars 2 game developed by ArenaNet, Blitzkrieg 3 game developed by ZZima and Auto Club Revolution game developed by Eutechnyx.

We were incorporated under the laws of the Cayman Islands on May 6, 2002. Our revenues were US$179.1 million in 2015, compared to US$227.6 million in 2014. Our net loss was US$16.2 million in 2015, compared to net income of US$22.6 million in 2014. As a percentage of our total revenues, revenues generated from Internet games, mobile games and WVAS accounted for 58.6%, 13.8% and 27.6% in 2015, respectively.

We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects should be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of their development, particularly in new and rapidly evolving markets such as the Internet games, mobile games and WVAS.

The major factors affecting our financial condition and results of operations include:

•	trends in the Internet games, mobile games and WVAS markets in the PRC;

•	continued growth in the number of players for, and revenues generated from, the World of Tanks game;

•	our product development efforts to capitalize on market opportunities, including the successful launches of new Internet games and smartphone mobile games, which depend, in part, on our ability to anticipate and effectively respond to the changing consumer tastes and preferences and technological advances in a timely manner;

•	changes in the policies or guidelines of China Mobile and other PRC telecommunications operators with respect to our mobile games and WVAS businesses;

•	changes in laws, rules and regulation affecting our businesses;

•	development of competing services from China Mobile, other PRC telecommunications operators, and increased competition in the Internet games and mobile games markets from the more established companies that develop and operate personal computer-based games, as well as the mobile platform application developers;

•	effectiveness of our marketing and promotional activities;

•	technological advancement of the mobile telecommunications market, including the adoption of 4G and subsequent standards of mobile handsets and networks, and the smartphone mobile games and Internet games market in the PRC; and

•	changes in the number, scope and terms of our cooperation arrangements with the telecommunications operators, content providers, mobile handset manufacturers, mobile handset distributors and other key players in the PRC’s mobile telecommunications industry.

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

Revenues

The following table sets forth the revenues attributable to services derived from the Internet games, mobile games and WVAS segments in terms of amount and as a percentage of our total revenues (net of sales tax) for the periods indicated:

	For the year ended December 31,
	2013			2014			2015
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Internet games	US$	93,792.3	54.0%	US$	118,099.8	51.9%	US$	105,045.3	58.6%
Mobile games		16,908.3	9.7		45,036.4	19.8		24,646.6	13.8
WVAS		62,953.2	36.3		64,459.7	28.3		49,421.5	27.6
Total	US$	173,653.8	100.0%	US$	227,595.9	100.0%	US$	179,113.4	100.0%

Internet Games Revenues

The Internet games revenues are primarily derived from Internet games operation revenues and licensing revenues. We earn Internet games operation revenues through the provision of Internet games services to players under an item-based revenue model, whereby players are able to play the Internet games free of charge for an unlimited amount of time, or a small amount of initial fee in the case of Guild Wars 2 game, but are charged for purchasing in-game items, such as in-game performance-enhancing items, mechanized vehicles, clothing, accessories and pets. In 2015, we derived a majority of our Internet games revenues from revenues generated through the operation of our licensed Internet games, especially the World of Tanks game, the World of Warships game, the World of Warplanes game and the Guild Wars 2 game, which generated approximately 86.3%, 4.6% , 0.9% and 6.6%, respectively, of our Internet games revenues from the in-game items purchased for the Internet games for 2015. The War Saga games are licensed from Wargaming LLP, which assigned its rights and obligations under the licensing agreement to Wargaming Ltd in December 2015, and due to our dependence on the War Saga games, our business relationship with Wargaming Ltd is critical to the continued operation of the War Saga games. For a description of risks related to our dependence on a small number of Internet games for a significant portion of our Internet games revenues, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We depend on a small number of Internet games for a significant portion of our Internet games revenues, and any factors that could have an adverse impact on the development, marketing and distribution of these Internet games, or on our business relationships with the licensors of these Internet games, could materially decrease our Internet games revenues, and have a material adverse effect on our business, financial condition, results of operations and prospects.”

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

Our Internet games revenues were US$105.1 million in 2015, decreased by 11.1% from US$118.1 million in 2014 mainly due to the significant decline of revenue of Guild Wars 2 from US$27.6 million in 2014 to US$7.0 million in 2015, which was attributable to short user life and the delay in the launch of the localized expansion pack of Guild Wars 2, “Heart of Thorns”, in the PRC in 2015. 99.6% of our Internet games revenues was generated from game operations and 0.4% was generated from licensing our Internet games to third party licensees.

Mobile Games Revenues

Our mobile games revenues were US$16.9 million, US$45.0 million and US$24.6 million in 2013, 2014 and 2015, respectively. Our mobile games revenues consist of (i) revenues from carrier billing channels, which are generated from mobile games operated on the PRC telecommunications operators’ platforms, and (ii) revenues from non-carrier billing channel, which are collected from various Internet platforms, such as Xiaomi, 91 Wireless, 360 and Snappea. Mobile games revenues from carrier billing channel decreased from US$23.8 million in 2014 to US$12.1 million in 2015 and mobile games revenues from non-carrier billing channel decreased from US$21.2 million in 2014 to US$12.6 million in 2015. The decrease in mobile games revenues from carrier billing channel was primarily due to measures adopted by telecommunications operators targeted at improving user experience pursuant to which some of our mobile games embedded in handsets became no longer accessible by end-consumers. The decrease in mobile games revenues from non-carrier billing channel was primarily due to shorter life cycle and high churn of recently launched smartphone games, our recent pivot to concentrate mobile game development and licensing towards primarily military genre mobile games to bolster the War Saga brand and consequently the relatively small number of mobile games launched by us in 2015. We expect this transition to influence mobile game revenues from non-carrier billing channel in the foreseeable future.

We generate a part of our mobile games revenues by distributing mobile games through the networks of China Mobile. As a percentage of our total mobile games revenues, mobile games revenues received through China Mobile accounted for 60.4%, 49.9% and 49.0% in 2013, 2014 and 2015, respectively. Due to our dependence on China Mobile for substantial portion of our mobile games revenues, our working relationship with China Mobile is critical to the operation of our mobile games business. For a description of risks related to our dependence on China Mobile, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We depend on China Mobile and other PRC telecommunications operators for a significant portion of our revenues, and any loss or deterioration of our relationship with these telecommunications operators could result in severe disruptions to our business operations and significant loss of revenues .” We expect to supplement these streams of revenues in 2016 with revenues that we expect to generate from sales of our internally developed smartphone mobile games, which we distribute through digital distribution platforms, such as app stores developed by smartphone handset manufacturers.

WVAS Revenues

The following table sets forth the revenues attributable to each line of WVAS service in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2013			2014			2015
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
SMS	US$	31,844.5	18.4%	US$	31,923.0	14.0%	US$	21,336.9	12.0%
IVR		14,658.6	8.5		13,210.5	5.8		3,957.3	2.2
CRBT and others		14,645.0	8.4		17,993.5	7.9		22,815.3	12.7
WAP		709.0	0.4		364.7	0.2		366.2	0.2
MMS		1,096.1	0.6		968.0	0.4		945.8	0.5
Total WVAS revenues	US$	62,953.2	36.3%	US$	64,459.7	28.3%	US$	49,421.5	27.6%

We generate our WVAS revenues from fees paid by mobile phone users who use our services through the networks of China Mobile, China Unicom and China Telecom. As a percentage of our total WVAS revenues, WVAS revenues generated from China Mobile represented approximately 59.1% and 57.5% in 2014 and 2015, respectively. Due to our dependence on China Mobile for a substantial portion of our WVAS revenues, our working relationship with China Mobile is critical to the financial condition and results of operations of our WVAS business. See “Item 3 — Key Information — Risk Factors — Risks Relating to Our Business — We depend on China Mobile and other PRC telecommunications operators for the majority of our revenues, and any loss or deterioration of our relationship with these telecommunications operators may result in severe disruptions to our business operations and the loss of the majority of our revenues.”

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

Our WVAS revenues were US$63.0 million, US$64.5 million and US$49.4 million in 2013, 2014 and 2015, respectively. The decrease of our WVAS revenues also reflects the decreased reliance by telecommunications operators on products of third party services providers such as our company, to generate revenues as well as their increased emphasis on data transmission to generate revenues. We believe such trends are likely to continue in the near future.

Cost of Revenues

Our cost of revenues includes Internet games cost of revenues, mobile games cost of revenues and WVAS cost of revenues.

Internet Games Cost of Revenues

Our Internet games cost of revenues consists mainly of revenue sharing paid to third party Internet game licensors, labor costs, warrant amortization, bandwidth leasing charges, depreciation and facility costs relating to equipment used to provide Internet games services. Total Internet games cost of revenues in 2013, 2014 and 2015 was US$45.5 million, US$61.4 million and US$87.6 million (including the recognition of impairment loss on intangible assets), respectively. As a percentage of our Internet games cost of revenues, revenue sharing paid to third party Internet game licensors accounted for 86.2%, 84.2% and 85.6% in 2013, 2014 and 2015, respectively. The increase in Internet games cost of revenues (including the recognition of impairment loss on intangible assets) in 2015 was primarily due to our recognition of impairment loss on intangible assets of US$35.21 million which is equal to the full carrying amount on intangible assets related to the licensing arrangement for Guild Wars 2. If excluding the effect of impairment loss on intangible assets in the amount of US$35.21 million, our Internet games cost of revenues would have decreased by 14.7% to US$52.4 million from US$61.4 million in 2014 due to the fact that the associated amortization charge of our further operation of Guild Wars 2 is not recorded as cost of revenue after our recognition of the impairment. If excluding the effect of impairment loss and including the subsequent increase in the associated amortization charge of the game license by the amount of US$9.60 million for year 2015, our Internet games cost of revenues would have increased by 0.9% to US$62.0 million in 2015 from US$61.4 million in 2014 primarily due to increase in shared revenues paid to third party Internet games licensors relating to World of Tanks and World of Warships. We began acquiring licenses to operate Internet games from other Internet games developers in 2011, as part of our plan to grow our portfolio of licensed Internet games that complement our internally developed games. We expect our Internet games cost of revenues in connection with World of Tanks and World of Warships to increase in 2016. Given our recognition of impairment loss related to the licensing arrangement for Guild Wars 2 in 2015, the associated amortization charge for Guild Wars 2 will be zero in 2016.

Mobile Games Cost of Revenues

For carrier billing channel mobile games, our cost of revenues consists mainly of server trustee fee, testing fee and fees paid to telecommunication operators. For non-carrier billing channel mobile games, our cost of revenues consists mainly of revenue sharing with channel partners and license fees. Total carrier billing channel mobile games cost of revenues decreased by 39.4% from US$10.3 million in 2014 to US$6.2 million in 2015. This decrease in cost of revenues is largely as a result of the decrease in fees paid to telecommunications operators in the PRC. Total non-carrier billing channel mobile games cost of revenues decreased from US$12.7 million in 2014 to US$8.5 million in 2015. This decrease of cost of revenues is largely as a result of the decrease in revenue sharing with third party Internet games licensors and channel partners.

We expect our mobile games cost of revenues to increase as a percentage of our total mobile game revenue in 2016 as a result of additional fees paid for non-carrier distribution channels as well as increased licenses fees and revenue sharing in connection with licensed mobile games. We further expect our mobile games cost of revenues to correspondingly increase as a result of higher sales of our internally developed non-carrier billing channel mobile games, which we plan to distribute through digital distribution platforms, such as app stores developed by smartphone handset manufacturers.

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

Our total WVAS cost of revenues in 2013, 2014 and 2015 was US$43.1 million, US$44.9 million and US$37.0 million, respectively. As a percentage of our WVAS revenues, our WVAS cost of revenues in 2013, 2014 and 2015 was 68.4%, 69.6% and 74.9%, respectively. In 2015, as a percentage of our WVAS cost of revenues, service fees to the telecommunications operators represented approximately 24.9%, net transmission charges to the telecommunications operators represented approximately 2.7%, payments to content providers represented approximately 9.7%, payments to other cooperation partners represented approximately 32.5% and bandwidth leasing charges, depreciation and other facility costs represented approximately 5.1%.

Our WVAS cost of revenues decreased in 2015 principally as a result of the decrease in service fees we paid to the telecommunications operators due to the decrease of our WVAS revenues.

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

Operating Expenses

	For the year ended December 31,
	2013			2014			2015
	Amount		Percentage of revenues	Amount		Percentage of revenues	Amount		Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Product development	US$	26,401.7	15.2%	US$	25,107.4	11.0%	US$	24,189.6	13.5%
Selling and marketing		26,674.0	15.3		42,522.7	18.7		25,890.5	14.5
General and administrative		8,976.2	5.2		12,564.6	5.5		13,484.2	7.5
Goodwill and intangible assets impairment loss		1,562.4	0.9		1,323.3	0.6		-	-
Total	US$	63,614.3	36.6%	US$	81,518.0	35.8%	US$	63,564.3	35.5%

Product Development Expenses

Our product development expenses consist primarily of compensation and benefits for our product and development team. Our product development expenses in 2013, 2014 and 2015 were US$26.4 million, US$25.1 million and US$24.2 million, respectively. We expect our product development expenses to increase in 2016, as we expand our offerings in Internet games and mobile games.

Sales and Marketing Expenses

Our sales and marketing expenses consist mainly of expenses associated with sponsoring promotional events and compensation and benefits for our sales, marketing and customer service teams. Our sales and marketing expenses in 2013, 2014 and 2015 were US$26.7 million, US$42.5 million and US$25.9 million, respectively. We expect our sales and marketing expenses to increase in 2016, as we plan to continue promoting our Internet and mobile games and launching several licensed mobile games in 2016.

General and Administrative Expense

Our general and administrative expenses consist primarily of compensation and benefits for general management, finance and administrative personnel, professional fees and other office expenses. Our general and administrative expenses in 2013, 2014 and 2015 were US$9.0 million, US$12.6 million and US$13.5 million, respectively. We expect our general and administrative expenses to increase in 2016 as we may incur more expenses relating to employee compensation and other administrative and professional fees.

Impairment of Goodwill and Intangibles

In the annual goodwill impairment test conducted in December 2013, 2014 and 2015, the fair value of each reporting unit exceeded its carrying value. As a result, no goodwill impairment was recorded in 2013, 2014 or 2015.

As a result of the unsatisfactory performance and uncertainty in the localization development of certain Internet games, the carrying amount of the relevant Internet game licenses we possessed in 2014 and 2015 exceeded the sum of undiscounted cash flows expected to be generated from the use and eventual disposition of such licenses. Accordingly, we recognized an impairment loss of US$1.32 million and US$35.21 million, respectively, in 2014 and 2015. We recognized the impairment loss of US$35.21 million in 2015 due to the decline in revenues generated from Guild Wars 2 from US$17.70 million for the six-month period ended December 31, 2014 to US$4.02 million for the six-month period ended June 30, 2015, resulting from the delay of the release of an expansion pack in 2015. Such delay and subsequent revenue decline were not expected as of December 31, 2014. As our assessment as of June 30, 2015, the undiscounted cash flows expected to be generated from the use and eventual disposition of the intangible assets related to the game license for Guild Wars 2 would be insignificant, we recorded the impairment loss which was equal to the full carrying amount on intangible assets related to the licensing arrangement for Guild Wars 2. See “Item 4 — Information on the Company — Business Overview — Our Internet Games Business.”

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

We evaluate our cooperation arrangements with Wargaming Ltd and ArenaNet to determine whether to recognize our revenues of the World of Tanks, World of Warships, World of Warplane and Guild Wars 2 on a gross or net basis. Our determination is based upon an assessment of whether we act as principal or agent when providing our services. We have concluded that we act as principal in the arrangement. Factors that support our conclusion mainly include:

•	we, instead of Wargaming Ltd and ArenaNet, are the primary obligor in the arrangement because we are responsible for the fulfillment and acceptability of the game;

•	we have the sole latitude in establishing price;

•	we are involved in designing the changes to the content of the game; and

•	we are involved in the determination of content specifications of the game.

Based on these factors, we believe that recognizing our revenues of the World of Tanks, World of Warships, World of Warplanes and Guild Wars 2 on a gross basis is appropriate.

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

In 2014 and 2015, estimated revenues generally accounted for less than 5% of our reported quarterly revenues and less than 5% of our reported annual revenues. Our estimates are based on:

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

In 2015, the average time from our receipt of statements from the telecommunication operators until they paid us the amounts due under such statements was approximately 60 days. We cannot assure you that our period to collect accounts receivables will not increase in the future.

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

Capitalization and Impairment of Intangibles Related to Game Licenses

We purchased game licenses from both China and overseas game developers in 2013, 2014 and 2015. The consideration for these game licenses include cash, warrants exercisable into our ordinary shares and royalty payments. We capitalize the consideration for these game licenses and recorded the assets as definite life intangible assets at the fair value of the total consideration on the relevant transaction dates. We have estimated that the useful life of the intangible assets related to these game licenses is three years based on the useful life of other games that we have launched historically. We amortize the intangible assets over the useful life of three years starting from the commercial launch date of the game.

For purposes of recognition and measurement of an impairment loss, each intangible asset is considered the lowest level asset group that generates identifiable independent cash flows. As a result of the unsatisfactory performance of certain Internet games and uncertainty in the localization development of some other Internet games, the carrying amount of the relevant Internet game licenses we possessed in 2014 and 2015 exceeded the sum of undiscounted cash flows expected to be generated from the use and eventual disposition of such licenses. Accordingly, we recognized an impairment loss of US$1.32 million and US$35.21 million, respectively, in 2014 and 2015, which were reported in impairment loss of intangible assets. See “Item 4 — Information on the Company — Business Overview — Our Internet Games Business” and “Item 5 — Operating and Financial Review and Prospects — Operating Expenses — Impairment of Goodwill and Intangibles.”

Net loans receivable

Loans receivable primarily represent loan balances that the management has the intent and ability to hold for the foreseeable future or until maturity or payoff. Loans receivable are recorded at unpaid principal balances, net of unearned income and allowance that reflects our best estimate of the amounts that will not be collected.

Allowance for loan losses

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. We perform an evaluation of the adequacy of the allowance based on our assessment of adverse situations that may affect the borrower’s ability to repay, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available. We did not record any allowance for loan losses in 2015.

Long-Term Investments

Our long-term investments consist of cost method investments, equity method investments and available-for-sale securities.

We review our cost method investments for impairment whenever events or circumstances indicate that an other-than-temporary decline has occurred. An impairment loss is recognized in earnings equal to the amount of the investment’s carrying amount in excess of its fair value at the assessment date. The fair value of the investment would then become the new cost basis of the investment. In view of the declines of fair value below the carrying cost of certain cost method investments, we performed an evaluation to determine whether any of the declines were other-than-temporary. We recognized US$2 million in impairment losses on cost method investments in each of 2013 and 2014, primarily attributable to the cost method investments having been in a continuous loss-making position and failing to generate profit as contemplated at the time of our investments. We did not recognize any impairment losses in 2015.

Our equity investments are initially recorded at cost and adjusted for our share of undistributed earnings or losses of the investee. When our carrying value in an equity method investee is reduced to zero, no further losses are recorded in our consolidated financial statements unless we guarantee obligations of the investee company, have committed additional funding or make additional financial support including loans and advances. When we need to share further losses, we recognize such further losses based on the ownership level of the particular loan or advance held by us to which the relevant losses are being applied. When the investee company subsequently reports income, we do not record its share of such income until it exceeds the amount of its share of losses not previously recognized. An equity method investment is written down to fair value if there is evidence of a loss in value which is other than temporary. We may estimate the fair value of its equity method investments by considering factors such as recent investee equity transactions, discounted cash flow analysis, and recent operating results. We recorded a total loss of US$0.6 million for equity method investments in 2015.

Our available-for-sale securities comprise of debt and equity securities which are reported at fair value. We measure the fair value of investment in convertible redeemable preferred shares of Blue Mobile and purchased capital of Ruilan based on a valuation which utilizes market approach to determine the equity value and the options-pricing method to determine the allocated values between preferred shares and common shares. The significant unobservable inputs include the market multiple estimated based on stock prices and price to sales ratios of comparable companies in the same industry. We measure the fair value of investment in convertible redeemable preferred shares of Cream Soft based on a valuation which utilizes the income approach to determine the relevant equity value and options-pricing method to determine the allocated value to preferred shares. The significant unobservable inputs include the forecast financial performance of the investee business and discount rate to determine the fair value of the business. We review our investments in available-for-sale securities for other-than-temporary impairment based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential impairment of the investment. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and our intent and ability to hold the investment in determining if impairment is needed. We recorded a total of US$0.4 million unrealized gains for available-for-sale securities in 2015.

Consolidation of Variable Interest Entities

The applicable PRC laws, rules and regulations currently restrict foreign ownership of business entities providing value-added telecommunications services which include Internet content services, or operating Internet games, mobile games and WVAS in the PRC. To comply with these laws, rules and regulations, we conduct substantially all of our business through our variable interest entities and their subsidiaries. We have, through two of our wholly-owned subsidiaries in the PRC, entered into contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Mailifang, Xinreli, BJXR and Dacheng, such that these entities are considered as our variable interest entities and we are considered as their primary beneficiary. As advised by our PRC counsel, Commerce & Finance Law Offices, the terms of each agreement under the contractual arrangements are currently exercisable and legally enforceable under the applicable PRC laws, rules and regulations. More specifically, we believe that, subject to compliance with applicable PRC laws, rules and regulations, we have the sole discretion under the contractual arrangements to designate and/or replace the shareholders, directors and senior management of these entities. As a result, we believe this gives us the power to direct the activities that most significantly impact the economic performance of these entities and their subsidiaries. We believe that we also have the right to receive substantially all of the economic benefits from these entities and their subsidiaries. Accordingly, as the primary beneficiary of these entities and in accordance with U.S. GAAP, we consolidate financial results and assets and liabilities of these variable interest entities into our consolidated financial statements.

We note that the PRC laws, rules and regulations governing the validity of the contractual arrangements with our variable interest entities are uncertain and the relevant government authorities may have broad discretion in interpreting these laws, rules and regulations. See “Item 3 — Key Information — Risk factors — Risks Relating to Our Corporate Structure—Our business and operations could be significantly disrupted, and we could be subject to sanctions, if the contractual arrangements between us and our consolidated variable interest entities that we depend on for operating our Internet games, mobile games and WVAS are found to be non-compliant with applicable PRC laws, rules and regulations.” and “Item 3 — Key Information — Risk factors — Risks Relating to Our Corporate Structure — Our contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.” and “Item 3 — Key Information — Risk factors — Risks Relating to Our Corporate Structure — The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, which may substantially disrupt our business.”

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

As of December 31, 2013, 2014 and 2015, we had three reporting units: Internet games, mobile games and WVAS.

We estimate the fair value of our reporting units using the income approach valuation, which includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit are based on discrete five-year financial forecasts developed by our management for planning purposes. Cash flows beyond the forecasted period and discrete forecasts are estimated using a terminal value calculation, which incorporates historical and forecasted financial trends for each reporting unit and considers long-term earnings growth rates for publicly traded peer companies. Publicly available information with respect to the market capitalization of our company is also considered in assessing the reasonableness of the aggregate fair value of our reporting units, estimated using the discounted cash flow methodology. No goodwill impairment was recorded in 2013, 2014 or 2015.

The following table sets forth the details of the goodwill impairment test as of December 31, 2015.

	Internet Games	Mobile Games	WVAS
	(in thousands of U.S. dollars, except percentages)
Estimated fair value	308,149.6	52,513.2	40,655.4
Carrying value net	228,098.2	46,610.0	37,052.8
Percentage by which the fair value exceed or (below) the carrying value	35.1%	12.7%	9.7%
The carrying value of goodwill	63,177.0	19,650.7	1,942.3

The principal assumptions made by management in determining goodwill impairment as of December 31, 2015 include the following:

•	cash flow discount rates of 27%, 26% and 26% and terminal value growth rates of 3%, 3% and 1% were used for the Internet games, mobile games and WVAS units, respectively as of December 31, 2015;

•	there will be no major changes in existing political, legal, fiscal and economic conditions in the PRC;

•	except for the new enterprise income tax law that took effect on January 1, 2008, there will be no major changes in the current tax law of the PRC, and all applicable laws and regulations will be complied with;

•	exchange rates and interest rates will not differ materially from those presently prevailing;

•	each reporting unit will retain and have competent management, key personnel, and technical staff to support its ongoing operations;

•	the availability of financing will not be a constraint on the forecasted growth of operations; and

•	industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

As of December 31, 2015, the estimated fair value of our Internet games reporting unit substantially exceeded its carrying value by 35.1%. The fair values of our mobile games and WVAS reporting units exceeded their carrying values by 12.7% and 9.7%, respectively. We also performed a sensitivity analysis on the financial results of all of the reporting units. If the discount rate were to increase by 5% of the existing rate or the projected revenue growth rate for 2016 were to decrease by 5% of the existing rate, the fair value of each reporting unit is expected to continue to be higher than the carrying value of the respective reporting unit.

Due to the uncertainty of our future growth and the assumptions used to estimate goodwill recoverability in our reporting units, our management’s financial forecasts for each reporting unit may change significantly in the future, which could have a material negative impact on the discounted cash flows derived from such financial forecasts. Decreases in the discounted cash flows of a reporting unit, which could result from uncertainties with respect to the number of new games successfully launched, the timeliness, acceptance and popularity of expansion packs, promotional events launched, market conditions of our major games, the success of our recent pivot to concentrate mobile game development and licensing towards primarily military genre mobile games and other factors, could cause a material impairment of goodwill of such reporting unit.

Please see “Item 3 — Key Information — Risk Factors — If our goodwill becomes impaired, we may be required to record a significant charge to our earnings.”

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We have concluded that there were no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2013, 2014 and 2015. We did not incur any interest and penalties related to potential underpaid income tax expenses and also do not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. However, taxes relating to 2013 to 2015 remain subject to examination by the PRC tax authorities.

Recently Adopted Accounting Standards

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

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide information about the ongoing trends in a reporting organization's results from continuing operations. The amendments in the ASU were effective in the first quarter of 2015 for public organizations with calendar year ends. The adoption of this guidance does not have a significant effect on our consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In August 2015, the FASB issued a new pronouncement, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this ASU defer the effective date of ASU 2014-09 by one year. ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance for all entities. Public business entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In September 2015, the FASB issued a new pronouncement, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments.

Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

For public business entities, the ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In November 2015, the FASB issued a new pronouncement which changes how deferred taxes are classified on organizations’ balance sheets.

The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent.

The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In January 2016, the FASB issued a new pronouncement which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

The new guidance makes targeted improvements to existing U.S. GAAP by:

•	Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;
•	Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;
•	Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;
•	Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;
•	Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and
•	Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

Results of Operations

Results of Operations for the Years Ended December 31, 2013, 2014 and 2015

The following table sets forth certain data from our consolidated results of operations for the periods indicated. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this annual report.

	For the year ended December 31,
	2013		2014		2015
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Revenues
Internet games	$93,792.3	54.0%	$118,099.8	51.9%	$105,045.3	58.6%
Mobile games	16,908.3	9.7	45,036.4	19.8	24,646.6	13.8
WVAS	62,953.2	36.3	64,459.7	28.3	49,421.5	27.6
Total net revenues	173,653.8	100.0%	227,595.9	100.0%	179,113.4	100.0%

Cost of revenues
Internet games	(45,283.8)	(26.1)%	(61.443.1)	(27.0)%	(52,368.8)	(29.2)%
Mobile games	(7,780.3)	(4.5)	(22,977.3)	(10.1)	(14,776.6)	(8.2)
WVAS	(43,085.2)	(24.8)	(44,858.6)	(19.7)	(37,007.2)	(20.7)
Impairment loss on intangible assets (1)	(250.6)	(0.1)	—	—	(35,209.9)	(19.7)
Total cost of revenues	(96,399.9)	(55.5)%	(129,279.0)	(56.8)%	(139,362.5)	(77.8)%

Gross profit
Internet games	48,508.5	27.9%	56,656.7	24.9%	52,676.5	29.4%
Mobile games	9,128.0	5.3	22,059.1	9.7	9,870.0	5.5
WVAS	19,868.0	11.4	19,601.1	8.6	12,414.3	7.0
Impairment loss on intangible assets (2)	(250.6)	(0.1)	—	—	(35,209.9)	(19.7)
Total gross profit	77,253.9	44.5%	98,316.9	43.2%	39,750.9	22.2%

Operating expenses:
Product development	(26,401.7)	(15.2)%	(25,107.4)	(11.0)%	(24,189.6)	(13.5)%
Selling and marketing	(26,674.0)	(15.3)	(42,522.7)	(18.7)	(25,890.5)	(14.5)
General and administrative	(8,976.2)	(5.2)	(12,564.6)	(5.5)	(13,484.2)	(7.5)
Impairment loss on goodwill	—	—	—	—	—	—
Impairment loss on intangible assets	(1,562.4)	(0.9)	(1,323.3)	(0.6)	—	—
Total operating expenses	(63,614.3)	(36.6)%	(81,518.0)	(35.8)%	(63,564.3)	(35.5)%

Government subsidies	2,176.4	1.2%	1,138.9	0.5%	1,573.6	0.9%
Income (loss) from operations	15,816.0	9.1	17,937.8	7.9	(22,239.8)	(12.4)
Interest income	$6,764.0	3.9	$8,864.7	3.9	$5,382.0	3.0
Interest income from loans to third parties	—	—	—	—	1,514.2	0.8
Interest income from loans to related party	—	—	—	—	1,078.8	0.6
Interest expense	(693.3)	(0.4)	(895.0)	(0.4)	(884.0)	(0.5)
Impairment loss on cost method investment	(2,000.0)	(1.1)	(2,000.0)	(0.9)	—	—
Exchange gain (loss)	1,487.3	0.9%	(271.6)	(0.1)	(802.7)	(0.5)
Gain on sale of available-for-sale securities	—	—	—	—	536.0	0.3
Dividend received	—	—	—	—	628.4	0.4
Net income (loss) before income tax expense and loss in equity method investments	21,374.0	12.3%	23,635.9	10.4%	(14,787.1)	(8.3)%
Income taxes expense	(712.4)	(0.4)	(1,048.0)	(0.5)	(796.9)	(0.4)
Loss in equity method investments	—	—	—	—	(642.7)	(0.4)
Net income (loss)	$20,661.6	11.9%	$22,587.9	9.9%	$(16,226.7)	(9.1)%

(1)	Prior period information is presented in a manner that is consistent with the current period segment reporting.

(2)	Prior period information is presented in a manner that is consistent with the current period segment reporting.

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenues. Our total revenues decreased by 21.3% to US$179.1 million in 2015 from US$227.6 million in 2014. This decrease was primarily due to a decrease in revenues generated from our Internet games, mobile games and WVAS businesses.

Our Internet games revenues decreased by 11.1% to US$105.0 million in 2015 from US$118.1 million in 2014. This decrease was mainly due to the significant decline of revenue of Guild Wars 2 from US$27.6 million in 2014 to US$7.0 million in 2015, which was attributable to short user life and the delay in the launch of the localized expansion pack of Guild Wars 2, “Heart of Thorns”, in the PRC in 2015. The decrease was partially offset by significant growth in revenues generated from the operations of the World of Tanks game in the PRC, resulting from an increase in sales of in-game items, as well as revenues contributed by World of Warships, which was released to Internet game players in the PRC in November 2015.

Our Internet games revenues are primarily derived from Internet games operation revenues and licensing revenues. We earn Internet games operation revenues through the provision of Internet games services to players under an item-based revenue model, whereby players are able to play the Internet games free of charge for an unlimited amount of time, or a small amount of initial access fee in the case of Guild Wars 2 game, but are charged for purchasing in-game items, such as in-game performance-enhancing items, mechanized vehicles, clothing, accessories and pets. For a detailed description of our revenue recognition policy on Internet games revenues, see “– Critical Accounting Policies – Revenue Recognition – Internet Games Revenues”.

Our Internet games licensing revenues decreased by 72.1% from US$1.3 million in 2014 to US$0.4 million in 2015. Revenues generated outside the PRC decreased by 72.1% to US$0.4 million in 2015 from US$1.3 million in 2014, representing approximately 0.4% and 1.1% of our Internet games revenues in 2015 and 2014, respectively. The portion of our Internet games revenues derived outside the PRC includes both license fees and revenue share generated from the operation of our self-developed games by third party publishing partners.

Our mobile games revenues decreased by 45.3% to US$24.6 million in 2015 from US$45.0 million in 2014. Our mobile games revenues consist of mobile games revenues from carrier billing channel and non-carrier billing channel. Mobile games revenues for carrier billing channel decreased from US$23.8 million in 2014 to US$12.1 million in 2015 and mobile games revenues from non-carrier billing channel decreased from US$21.2 million in 2014 to US$12.6 million in 2015. The decrease in mobile games revenues from carrier billing channel was primarily due to measures adopted by telecommunications operators targeted at improving user experience pursuant to which some of our mobile games embedded in handsets became no longer accessible by end-consumers. The decrease in mobile games revenues from non-carrier billing channel was primarily due to shorter life cycle and high churn of recently launched smartphone games, our recent pivot to concentrate mobile game development and licensing towards primarily military genre mobile games to bolster the War Saga brand and consequently the relatively small number of mobile games launched by us in 2015. We expect this transition to influence mobile game revenues from non-carrier billing channel in the foreseeable future.

Our WVAS revenues decreased by 23.3% to US$49.4 million in 2015 from US$64.5 million in 2014. Revenues from our SMS services decreased by 33.2% to US$21.3 million in 2015 from US$31.9 million in 2014. Revenues from our IVR services decreased by 70.0% to US$4.0 million in 2015 from US$13.2 million in 2014. The decrease was mainly due to the shrink of traditional WVAS service and competition from applications installed in smartphones. Revenues from CRBT and others increased by 26.8% to US$22.8 million from US$18.0 million in 2014. The increase was mainly due to the further expansion of our online reading platform, the revenue of which increased by 30.0 % to US$15.6 million in 2015 from US$12.0 million in 2014.

Cost of Revenues. Our total cost of revenues increased by 7.8% to US$139.4 million in 2015 from US$129.3 million in 2014, representing 77.8% and 56.8% of our total revenues in 2015 and 2014, respectively. This increase was largely due to the effect of impairment loss on intangible assets in the amount of US$35.21 million. This impairment loss was equal to the full carrying amount on intangible assets related to the licensing arrangement for Guild Wars 2 due to the decline in revenues generated from Guild Wars 2 from US$17.70 million for the six-month period ended December 31, 2014 to US$4.02 million for the six-month period ended June 30, 2015 and our assessment as of June 30, 2015 that the undiscounted cash flows expected to be generated from the use and eventual disposition of the intangible assets related to the game license for Guild Wars 2 would be insignificant. Even though we believe that the operation of Guild Wars 2, as reflected by the subsequent increase in the number of registered users and revenue, will continue to bring positive cash flows to us due to the release of the expansion pack in late 2015, the reversal of a previously recognized impairment loss is prohibited when there are subsequent changes in the performance, use of the asset, or economic conditions under U.S. GAAP because an asset is considered to have a new cost basis after an impairment loss is recorded. Had there been no impairment recognized on the game license in relation to Guild Wars 2, the amortization which would be included in the costs of revenue for Guild Wars 2 would increase by US$9.60 million, US$19.21 million and US$6.40 million in 2015, 2016 and 2017, respectively, which would lead to reductions of the same amounts from our gross profits over the respective periods. See “Item 4 — Information on the Company — Business Overview — Our Internet Games Business.” If excluding the effect of impairment loss on intangible assets in the amount of US$35.21 million and including the subsequent increase in the associated amortization charge of the game license by the amount of US$9.60 million for year 2015, our total cost of revenue would have decreased by 12.0% to US$113.8 million in 2015 from US$129.3 million in 2014, representing 63.5% and 56.8% of our total revenues in 2015 and 2014. Such decrease was largely due to a decrease in the volume of our Internet games, mobile games and WVAS businesses and the associated decrease in shared revenues paid to third party Internet games licensors and service fees we paid to our content providers, media partners and telecommunications operators.

Our Internet games cost of revenues (including the recognition of impairment loss on intangible assets) increased by 42.7% to US$87.6 million in 2015 from US$61.4 million in 2014. This increase was largely due to our recognition of impairment loss on intangible assets of US$35.21 million which is equal to the full carrying amount on intangible assets related to the licensing arrangement for Guild Wars 2. If excluding the effect of impairment loss on intangible assets in the amount of US$35.21 million, our Internet games cost of revenues would have decreased by 14.7% to US$52.4 million from US$61.4 million in 2014 due to the fact that the associated amortization charge of our further operation of Guild Wars 2 is not recorded as cost of revenue after such recognition of impairment loss. If excluding the effect of impairment loss on intangible assets in the amount of US$35.21 million and including the subsequent increase in the associated amortization charge of the game license by the amount of US$9.60 million for year 2015, our Internet games cost of revenues would have increased by 0.9% to US$62.0 million in 2015 from US$61.4 million in 2014. The increase in our Internet games cost of revenues was primarily due to increase in shared revenues paid to third party Internet games licensors relating to World of Tanks and World of Warships.

Our mobile games cost of revenues decreased by 35.7% to US$14.8 million in 2015 from US$23.0 million in 2014. Total carrier billing channel mobile games cost of revenues decreased by 39.4% from US$10.3 million in 2014 to US$6.2 million in 2015. This decrease in cost of revenues is largely as a result of the decrease in fees paid to telecommunications operators in the PRC. Total non-carrier billing channel mobile games cost of revenues decreased from US$12.7 million in 2014 to US$8.5 million in 2015. This decrease in cost of revenues is largely as a result of the decrease in revenue sharing with third party mobile games licensors and channel partners.

Our WVAS cost of revenues decreased by 17.5% to US$37.0 million in 2015 from US$44.9 million in 2014, representing 74.9% and 69.6% of our WVAS revenues in 2015 and 2014, respectively. Our WVAS cost of revenues decreased in 2015 largely as a result of the decrease in service fees we paid to the telecommunications operators due to the decrease of our WVAS revenues.

Gross Profit and Gross Margin. Our total gross profit decreased by 59.6% to US$39.8 million in 2015 from US$98.3 million in 2014, mainly due to the decrease in the volume of our Internet games, mobile games and WVAS businesses and recognition of impairment loss on intangible assets. Our gross margin decreased to 22.2% in 2015 from 43.2% in 2014, mainly due to the recognition of impairment loss on intangible assets. See “Item 4 — Information on the Company — Business Overview — Our Internet Games Business” and “Item 5 — Operating and Financial Review and Prospects — Results of Operations — Cost of Revenues.” If excluding the effect of impairment loss on intangible assets in the amount of US$35.21 million and including the subsequent increase in the associated amortization charge of the game license by the amount of US$9.60 million for year 2015, our total gross profit would have decreased by 33.5% to US$65.4 million in 2015 from US$98.3 million in 2014, mainly due to the decrease in the volume of our Internet games, mobile games and WVAS businesses and our gross margin decreased to 36.5% in 2015 from 43.2% in 2014, due to the decrease of gross margin of our Internet games, mobile games and WVAS businesses.

Our Internet games gross profit decreased by 7.0% to US$52.7 million in 2015 from US$56.7 million in 2014, largely due to decreases in the volume of our Internet games business, driven by decreases in sales from in-game item purchases made by players of the Guild Wars 2 game and the World of Warplanes game. Our Internet games gross margin increased to 50.1% in 2015 from 48.0% in 2014, principally as a result of our recognition of impairment loss on intangible assets which is equal to the full carrying amount on intangible assets related to the licensing arrangement for Guild Wars 2, as a result of which the associated amortization charge of our further operation of Guild Wars 2 is not recorded as cost of revenue after such recognition of impairment loss. If excluding the effect of impairment loss on intangible assets in the amount of US$35.21 million and including the subsequent increase in the associated amortization charge of the game license by the amount of US$9.60 million for year 2015, our Internet games gross profit would have decreased by 24.0% to US$43.1 million in 2015 from US$56.7 million in 2014, mainly due to decreases in the volume of our Internet games business and our Internet games gross margin decreased to 41.0% in 2015 from 48.0% in 2014, mainly due to the decrease in our Internet games revenues relative to the decrease in our Internet games cost of revenues. Even though certain of our Internet games faced sharp declines in revenues in 2015, the licensing arrangement with respect to such Internet game was accounted for as one accounting unit, therefore the upfront fee being recognized on a straight line basis over the support and maintenance services period beginning from the commercial launch of such game by us.

Our mobile games gross profit decreased by 55.3% to US$9.9 million in 2015 from US$22.1 million in 2014, largely due to decreases in the volume of our mobile games business. Our mobile games gross margin decreased to 40.0% in 2015 from 49.0% in 2014, primarily due to the decrease in gross margin for non-carrier billing channel mobile games from 40.2% in 2014 to 32.1% in 2015 as a result of increases in revenue sharing to channel partners and in license fees, and the decrease in gross margin for carrier billing channel mobile games from 56.8% in 2014 to 48.3% in 2015 as a result of increases in fees paid to telecommunications operators.

Our WVAS gross profit decreased by 36.7% to US$12.4 million in 2015 from US$19.6 million in 2014, primarily due to the decreases in the volume of our WVAS business. Our WVAS gross profit margin decreased to 25.1% in 2015 from 30.4% in 2014, primarily as a result of the further expansion of our online reading platform, which has a relatively low gross profit margin as compared to other WVAS services.

Operating Expenses. Our operating expenses decreased by 20.7% to US$63.6 million in 2015 from US$80.2 million in 2014, representing 35.5% and 35.2% of our total revenues in 2015 and 2014, respectively.

Our product development expenses decreased by 3.7% to US$24.2 million in 2015 from US$25.1 million in 2014, representing 13.5% and 11.0% of our total revenues in 2015 and 2014, respectively. The decrease in our product and development expenses was primarily due to decreased software development expense and decrease in the number of our product development employees, which decreased to 452 as of December 31, 2015 from 620 as of December 31, 2014.

Our sales and marketing expenses decreased by 39.1% to US$25.9 million in 2015 from US$42.5 million in 2014, representing 14.5% and 18.7% of our total revenues in 2015 and 2014, respectively. The decrease in our sales and marketing expenses was primarily due to decreases in sales and marketing activities associated with our Internet games business and decrease in the number of our sales and marketing employees, which decreased to 187 employees as of December 31, 2015 from 227 employees as of December 31, 2014, and, to a lesser extent, a decrease in our customer service employees, which decreased to 70 employees as of December 31, 2015 from 155 employees as of December 31, 2014.

Our general and administrative expenses increased by 7.3% to US$13.5 million in 2015 from US$12.6 million in 2014, representing 7.5% and 5.5% of our total revenues in 2015 and 2014, respectively. The increase in our general and administrative expenses was primarily due to the increase in legal and consulting fees as a result of our investment activities in 2015.

Income Tax. Our income tax decreased to US$0.8 million in 2015 from US$1.0 million in 2014, primarily reflecting the decrease in our taxable income.

Net income. As a result of the foregoing, we had net loss of US$16.2 million in 2015 compared to a net income of US$22.6 million in 2014.

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

Our Internet games revenues are primarily derived from Internet games operation revenues and licensing revenues. We earn Internet games operation revenues through the provision of Internet games services to players under an item-based revenue model, whereby players are able to play the Internet games free of charge for an unlimited amount of time, or a small amount of initial access fee in the case of Guild Wars 2 game, but are charged for purchasing in-game items, such as in-game performance-enhancing items, mechanized vehicles, clothing, accessories and pets. For a detailed description of our revenue recognition policy on Internet games revenues, see “– Critical Accounting Policies – Revenue Recognition – Internet Games Revenues”. Our Internet games licensing revenues decreased by 45.9% from US$2.5 million in 2013 to US$1.3 million in 2014. Revenues generated within the PRC increased to US$116.8 million in 2014 from US$91.3 million in 2013, representing approximately 98.9% and 97.4% of our total Internet games revenues in 2014 and 2013, respectively. The portion of our Internet games revenues derived outside the PRC includes both license fees and revenue share generated from the operation of our self-developed games by third party publishing partners. Revenues generated outside the PRC decreased by 45.9% to US$1.3 million in 2014 from US$2.5 million in 2013, representing approximately 1.1% and 2.6% of our Internet games revenues in 2014 and 2013, respectively.

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

Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating, investing and financing activities for the periods indicated.

	For the year ended December 31,
	2013		2014		2015
	(in thousands of U.S. dollars)
Net cash provided by operating activities	US$	35,729.5	US$	31,069.3	US$	31,792.4
Net cash used in investing activities		(43,944.6)		(32,117.6)		(93,944.9)
Net cash provided by (used in) financing activities		8,956.8		(16,914.8)		(1,922.7)
Effect of exchange rate changes		1,991.3		(371.4)		(2,713.6)
Net (decrease) increase in cash and cash equivalents		2,733.0		(18,334.5)		(66,788.8)
Cash and cash equivalents, beginning of year		120,694.7		123,427.7		105,093.2
Cash and cash equivalents, end of year	US$	123,427.7	US$	105,093.2	US$	38,304.4

Our primary source of liquidity is cash flow from operating activities. As of December 31, 2014 and December 31, 2015, our cash and cash equivalents were US$105.1 million and US$38.3 million, respectively.

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

Net cash provided by operating activities increased to US$31.8 million in 2015 from US$31.1 million in 2014. This increase was primarily due to an increase in cash provided by our Internet games business resulting from a sharp decline in cash outflow from marketing activities. Net cash provided by operating activities decreased to US$31.1 million in 2014 from US$35.7 million in 2013. This decrease was primarily due to a decrease in cash provided by our WVAS business resulting from longer receivables collection cycle compared to previous periods as a result of the development of the regulatory environment.

Net cash used in investing activities increased to US$93.9 million in 2015 from US$32.1 million in 2014. The increase of net cash used in investing activities was primarily due to a decrease of US$160.2 million in proceeds from disposal of held-to-maturity securities, an increase of US$34.4 million in loans to related party, an increase of US$26.4 million in loans to third party and an increase of US$10.7 million in purchase of available-for sale securities, which was partially offset by a decrease of US$129.3 million in purchase of held-to-maturity securities, a decrease of US$28.2 million in restricted cash, an increase of US$11.6 million in loan repayment from third parties and a decrease of US$8.5 million in purchase of term deposits. Net cash used in investing activities decreased to US$32.1 million in 2014 from US$43.9 million in 2013. This decrease was primarily due to a decrease of US$68.5 million in the purchase of held-to-maturity securities, which was partially offset by an increase of US$27.4 million in restricted cash and by our acquisition of a minority interest in Lianzhong for a total consideration of approximately US$16.3 million.

Net cash used in financing activities decreased to US$1.9 million in 2015 from US$16.9 million in 2014. The decrease of net cash used in financing activities was primarily due to a decrease of US$41.0 million in dividends paid to shareholders and a decrease of US$11.4 million in deferred payments for intangible assets, which was partially offset by a decrease of US$34.9 million in the proceeds from bank borrowings. Net cash used in financing activities was US$16.9 million in 2014, compared to net cash provided by financing activities of US$9.0 million in 2013. The increase of net cash used in financing activities was primarily due to an increase of US$41.0 million in dividends paid to shareholders, an increase of US$15.2 million in deferred payments for intangible assets and a decrease of US$21.9 million in proceeds from the exercise of warrants to purchase our ordinary shares by third parties. These amounts were partially offset by an increase of US$33.4 million in the proceeds from bank borrowings.

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

We are a holding company with no operations of our own. Our operations are conducted through Beijing AirInbox, Beijing WINT, BJXR, Beijing Chengxitong, Mailifang, Xinreli and Dacheng and their subsidiaries in the PRC. See “Item 4 — Information on the Company — Our Corporate Structure” for a summary of these contractual arrangements. In 2015, our consolidated variable interest entities accounted for an aggregate of 97.2% of our total revenue. As of December 31, 2015, our consolidated variable interest entities accounted for an aggregate of 36.3% of our total assets and 47.8% of our total liabilities. The assets not associated with our consolidated variable interest entities primarily consist of cash and cash equivalents, goodwill, intangible assets and loans to third parties.

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our wholly-owned subsidiaries in the PRC. The amount of dividends paid by our wholly-owned subsidiaries to us primarily depends on the service fees paid to such subsidiaries by Beijing AirInbox, Beijing WINT, BJXR, Beijing Chengxitong, Mailifang, Xinreli and Dacheng, and, to a lesser degree, the retained earnings of such subsidiaries. As of December 31, 2015, the total amount of service fees payable to our wholly-owned subsidiaries from our consolidated variable interest entities under the service agreements was US$2.9 million. Conducting our operations through contractual arrangements with our consolidated variable interest entities entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of our consolidated variable interest entities, which may result in our being unable to consolidate their financial results with our financial results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3 — Key Information — Risk Factors—Risks Relating to Our Corporate Structure — Our contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, BJXR, Mailifang, Xinreli and Dacheng may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.” and “Item 3 — Key Information — Risk Factors — Risks Relating to Our Corporate Structure — Our business and operations could be significantly disrupted, and we could be subject to sanctions, if the contractual arrangements between us and our consolidated variable interest entities that we depend on for operating our Internet games, mobile games and WVAS businesses are found to be non-compliant with applicable PRC laws, rules and regulations.”

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

Indebtedness

In October 2014, we received a loan of US$42.4 million from Hang Seng Bank to finance our general offshore working capital, including dividend payment, offshore procurement and mergers and acquisitions. We used US$41.0 million of the net proceeds from this loan to finance a special one-time cash dividend distribution declared on October 17, 2014 and paid to ADS holders on November 10, 2014. The loan is due in October 2016 and secured by a pledge of deposit in the amount of RMB267 million.

In January 2015, we received an additional loan of US$7.5 million from Hang Seng Bank to acquire issued ordinary shares of Forgame. The loan is due in July 2016 and secured by a pledge of deposit in the amount of RMB50 million.

We intend to meet the majority of our future funding needs through cash flow generated from operating activities and our current cash and cash equivalents. Our treasury objective is to maintain the safety and liquidity of our cash. Substantially all of our cash and cash equivalents are denominated in Renminbi.

Except as described above, as of December 31, 2015, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or purchase commitments, guarantees or other material contingent liabilities.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2015:

	Payments due by period
	Total		Less than 1 year		1-3 years		Within 3-5 years		More than 5 years
	(in thousands of U.S. dollars)
License Fee Obligations(1)	US$	11,500.0	US$	11,500.0	US$	-	US$	-	US$	-
Operating Lease Obligations		7,087.3		3,872.5		2,602.2		612.5		-
Purchase Obligations		2,708.5		1,557.3		1,151.1		0.2		-
Short-term Bank Loans		49,962.5		49,962.5		-		-		-
Total	US$	71,258.3	US$	66,892.3	US$	3,753.3	US$	612.7	US$	-

(1) The amount includes the outstanding payment obligations of US$10 million in minimum guaranteed royalty fee to ArenaNet for an exclusive PRC license relating to the Guild Wars 2 game which is expected to be paid in less than one year. There is no cancellation provision under the license agreement.

Capital Expenditures

Our total capital expenditures in 2013, 2014 and 2015 were US$13.1 million, US$25.0 million and US$12.7 million, respectively. The decrease in capital expenditure in 2015 from 2014 was primarily due to a decrease in the payment for minimum guarantee for Guild Wars 2 in 2015. The increase in capital expenditure in 2014 from 2013 was primarily due to deferred payments for license fee and minimum guarantee for Guild Wars 2. We did not have any material commitment for capital expenditures as of December 31, 2015. We currently do not have any material capital expenditures in progress.

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

PRC

Our PRC subsidiaries and operating companies are subject to the New EIT Law, which ordinarily imposes a tax rate of 25% on all enterprises (other than individual proprietorships and partnerships). However, under the New EIT Law and its implementation rules, “high-and-new technology enterprises strongly supported by the State,” or HNTE, are entitled to a preferential tax rate of 15%, and “software enterprises” are entitled to an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to a rate of 12.5% for the subsequent three years, while all such tax exemptions and reductions applicable to “software enterprises” shall end no later than December 31, 2017. HNTE status allows qualifying PRC-based enterprises to use a 15% tax rate for three years, renewable for an additional three-year period if the business operations of these enterprises continue to qualify for HNTE status. In 2014, each of KongZhong Beijing, Beijing AirInbox, BJXR and Tianjin Mammoth renewed its HNTE status for an additional six-year period. In 2015, KongZhong China renewed its HNTE status for an additional three-year period. In addition, the PRC tax authority also granted Xinreli and Dacheng, in 2010 and 2011, respectively, an income tax exemption for two years and a 50% tax relief for three years thereafter. According to the Administrative Measures for the Determination of High and New Technology Enterprises promulgated by Ministry of Science and Technology, Ministry of Finance and State Administration of Taxation on April 14, 2008, PRC-based enterprises that have already enjoyed HNTE status for six years must reapply for HNTE status at the end of the second three-year period. On February 24, 2015, the State Council announced with immediate effect that there would not be any new accreditations of “software enterprise”. As at such date, Beijing AirInbox, KongZhong China, Dacheng, Xinreli, Brilliant Game and Tianjin Mammoth were qualified as “software enterprises” by the local industry and information technology department and would continue to enjoy tax exemptions or reductions, as applicable, until December 31, 2017. For risks relating to the discontinuation of any of the preferential tax treatments or the renewal of HNTE status, see “Item 3 — Key Information — Risk Factors — Risks Relating to the PRC — The discontinuation of any of the preferential tax treatments available to us in the PRC or the rejection of our application for preferential tax treatments could adversely affect our business, operating results and financial condition.”

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

Name	Age	Position
Leilei Wang	43	Chairman of the Board of Directors, Chief Executive Officer
Jay Chang	44	Director and Chief Financial Officer
Tai Fan	44	Director and Chief Investment Officer
Xiaoxin Chen	43	Independent Director
Hope Ni	43	Independent Director
Xiaolong Li	50	Independent Director
Zhi Wang	73	Independent Director

Leilei Wang, 43, has served as the Chairman of the Board of Directors of our company and our Chief Executive Officer since October 2008. His current term expires in 2016. Mr. Wang was the chief executive officer of TOM Online from September 2003 to September 2008. Between 1999, when Mr. Wang joined TOM Group Limited, or TOM Group, TOM Online’s parent company, and 2003, Mr. Wang held various management positions within TOM Group. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a bachelor’s degree in Electronic Technology and Information.

Jay Chang, 44, has served as the Chief Financial Officer of our company since February 2009 and has been a Director of our company since July 2010. His current term expires in 2017. Before joining our company, Mr. Chang was the president and chief financial officer of 56.com, a leading online video provider in the PRC. Before that, he was the chief financial officer of TOM Online for over two years. Prior to TOM Online, for nearly six years, Mr. Chang was the director of equity research at Credit Suisse, responsible for covering the Internet and telecommunications sectors in the PRC. Mr. Chang graduated in 1994 from the University of Washington with a bachelor’s degree in Electrical Engineering.

Tai Fan, 44, has served as the Chief Investment Officer of our company since March 2009 and has been a Director of our company since December 2014. His current term expires in 2018. Since August 2002, Mr. Fan has served as the vice president of the department of finance at Beijing Super Channel, a subsidiary of TOM Online, and as an executive vice president of TOM Online. Prior to joining TOM Online, Mr. Fan served as the financial controller of Xin De Telecom and was an auditor at KPMG. Mr. Fan graduated in 2003 from the State University of New Jersey, Rutgers with an EMBA and in 1994 from Beijing College of Economics with a bachelor’s degree in Accounting.

Xiaoxin Chen, 43, has been an Independent Director of our company since September 2008. His current term expires in 2016.  Mr. Chen was the chief financial officer of Oak Pacific Interactive, later renamed Renren Inc., a leading social networking service provider in China. Before joining Renren Inc., Mr. Chen was an investment banker at Citigroup Hong Kong. Mr. Chen graduated at the top of his class and received his bachelor’s degree in Operations Research and Industrial Engineering (summa cum laude) from Cornell University. He received his MBA degree from Stanford Graduate School of Business and was a recipient of the 2000 Arjay Miller Scholar Award upon graduation.

Hope Ni, 43, has been an Independent Director of our company since January 2007. Her current term expires in 2018. Ms. Ni is the chairwoman of Inspire Capital and an executive director and the chief investment officer of Cogobuy Group (listed on the Main Board of the Hong Kong Stock Exchange). She is currently serving as an independent director and the chairwoman of the audit committee as well as a member of the compensation and nomination committee at JA Solar Holdings, Co. Ltd., a NASDAQ-listed company, and an independent director, the chairwoman of the audit committee and a member of the compensation committee of ATA Inc., a NASDAQ-listed company. She has also been serving as an independent non-executive director of Digital China Holdings Limited (listed on the Main Board of the Hong Kong Stock Exchange) since September 2010 and as a director of ATA Online (Beijing) Education Technology Co., Ltd. (listed on the National Equities Exchange and Quotations System of China) since July 2015. From August 2004 to January 2008, Ms. Ni served as the chief financial officer and director of Viewtran Group, Inc., or Viewtran, and subsequently served as its vice chairwoman until early 2009. Prior to joining Viewtran, Ms. Ni spent six years as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong, specializing in corporate finance. Prior to that, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received her J.D. Degree from the University of Pennsylvania Law School and her Bachelor’s Degree in Applied Economics and Business Management from Cornell University.

Xiaolong Li, 50, has been an Independent Director of our company since December 2013. His current term expires in 2017. Mr. Li currently serves as a director of several companies, some of them in the United States. Mr. Li serves as an independent director of E-Commerce China Dangdang Inc., a company listed on the New York Stock Exchange. Mr. Li has more than 20 years of experience in the industry of information technology and telecommunications. He founded 263 Network Communication Company Limited, a company currently listed on the Shenzhen Stock Exchange, in 1999 and has been its chairman since then. Prior to that, he founded Beijing Jingxun Public Information Technology Company Limited in 1997 and served as its executive director until 1999. In 1992, he founded Beijing Haicheng Telecommunication Technology Company Limited and served as its chairman until 1997. Mr. Li attended the undergraduate program in software engineering in Beijing University of Technology.

Zhi Wang, 73, has been an Independent Director of our company since December 2014. His current term expires in 2017. Mr. Wang has been chairman of the board of directors of Powertech Technology (Suzhou) Co., Ltd. since September 2009. He has also served as chairman of the board of directors of Payton Technology (Shenzhen) Co., Ltd. since July 2004, and chairman of the board of directors of Kingston Technology (Shanghai) Co., Ltd. since August 2004. Mr. Wang also served as chairman and President of China Great Wall computer group Company, or Great Wall Group, from May 1995 to May 2004, and served as general manager of Great Wall Group from December 1986 to May 1995. In June 1985, Mr. Wang, as deputy director of the Computer Authority of the former Ministry of Electronics Industry, led a microcomputer development team and successfully developed China's first micro-computer - Great Wall 0520CH. Mr. Wang graduated in 1966 from the Military Missile Engineering Department of Harbin Military Engineering College with a bachelor degree in wireless remote controls.

There is no family relationship between any of our Directors or senior officers.

As a NASDAQ-listed company, we are required by the NASDAQ Listing Rules to have a majority of the Board of Directors comprised of independent directors. Our Independent Directors currently are Hope Ni, Xiaoxin Chen, Xiaolong Li and Zhi Wang. Our Independent Directors held executive sessions at which only Independent Directors were present once in each quarter of 2015.

Our Memorandum and Articles of Association provide for three classes of Directors, each with three-year terms. Retiring Directors are eligible for re-election. Each of our executive Directors has entered into a service contract with us, while other Directors have not entered into such agreements.

In 2015, each of our Independent Directors who served on three committees received US$30,000 for each year of service. In addition, we granted restricted share units covering 125,000 of our ordinary shares per year to each of our Independent Directors when he or she was appointed. Such restricted share units are vested quarterly in 12 equal tranches as long as such Director is continuing his or her service.

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

Board Practices

To enhance our corporate governance, the Board of Directors established three board committees: an audit committee, a nominations committee and a compensation committee, which are comprised solely of Independent Directors. Our Independent Directors held one meeting in each quarter of 2015 at which only Independent Directors were present.

Audit Committee

We have established an audit committee in accordance with the NASDAQ Listing Rules, which reviews our internal accounting procedures and considers and reports to the Board of Directors with respect to other auditing and accounting matters, including the selection of an independent registered public accounting firm, the scope of annual audits, fees to be paid to the independent registered public accounting firm and the performance of the independent registered public accounting firm. The committee has a formal written charter that sets forth its duties and powers. The current members of our audit committee are Xiaoxin Chen, Hope Ni and Xiaolong Li, each of whom is an Independent Director. The Board of Directors has determined that each of Mr. Chen and Ms. Ni is an audit committee financial expert within the meaning of the U.S. securities laws. Our audit committee met at least once in each quarter of 2015.

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

Independent Committee

On July 8, 2015, our Board of Directors formed a special committee of independent directors consisting of Hope Ni and Xiaolong Li in response to a preliminary non-binding going-private proposal letter that the Board of Directors received on June 29, 2015 from Mr. Leilei Wang, our Chairman of the Board of Directors and our Chief Executive Officer, and IDG, to acquire all of our outstanding ordinary shares not owned by them or their affiliates. For more details, see “Item 4 – Information on the Company – History and Development of the Company.”

Compensation of Directors, Senior Officers and Employees

Our senior officers receive compensation in the form of salaries, annual bonuses and stock options. We have entered into service agreements with each of our senior officers. None of these service agreements provides benefits to our senior officers upon termination. The aggregate remuneration paid and benefits in kind granted to our senior officers in 2014 and 2015 were approximately US$0.85 million and US$0.81 million, respectively. In addition, the aggregate remuneration paid to our Independent Directors was US$145,000 and US$336,000, respectively, in 2014 and 2015.

In 2015, the total amount set aside or accrued by us or our subsidiaries to provide housing, medical and pension benefits, unemployment insurance and staff welfare for employees, including our non-Independent Directors and senior officers, was US$4.9 million.

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

As of December 31, 2015, under the 2002 Plan, we had granted options to purchase an aggregate of 296,770,280 of our ordinary shares, of which options to purchase 166,515,220 ordinary shares have lapsed and 24,784,420 were exercisable at exercise prices ranging from US$0.0703 to US$0.2225 per ordinary share. The exercise prices represent the fair market values of the underlying ordinary shares on the dates the options were granted.

During 2015, under the 2002 Plan, no option was granted, options to purchase 1,327,000 of our ordinary shares lapsed, and options to purchase 8,915,040 of our ordinary shares were exercised. In June 2012, our 2002 Plan expired without being renewed.

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

As of December 31, 2015, under the 2006 Plan, we had granted an aggregate of 224,440,000 restricted share units, of which 47,122,500 have lapsed. We did not grant any restricted share units or options under the 2006 Plan during 2015. The Board of Directors administers the 2006 Plan and has wide discretion in awarding stock options, restricted share units and other forms of equity compensation. Subject to the provisions of the 2006 Plan, the Board of Directors determines who will be granted equity compensation, the type and timing of equity compensation to be granted, the vesting schedule and other terms and conditions of the equity compensation, including the exercise price of the stock options.

KongZhong Corporation 2013 Equity Incentive Plan

The 2013 Plan was approved by our shareholders at our annual general meeting on December 18, 2013. Pursuant to the 2013 Plan, we reserved a total of 80,000,000 ordinary shares for issuance in respect of share options and restricted share units.

As of December 31, 2015, under the 2013 Plan, we had granted options to purchase an aggregate of 2,000,000 of our ordinary shares, which were exercisable at exercise prices ranging from US$0.1413 to US$0.2170 per ordinary share. The exercise prices represent the fair market values of the underlying ordinary shares on the dates the options were granted. As of December 31, 2015, under the 2013 Plan, we had granted an aggregate of 6,320,000 restricted share units.

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

The following table sets forth information on stock options and restricted share units that have been granted and are outstanding as of December 31, 2015, pursuant to the 2002 Plan, the 2006 Plan and the 2013 Plan:

	Ordinary shares underlying options				Restricted Share Units
	2015 option grants	Pre-2015 option grants	Expiration date	Exercise price per share (US dollars)(1)	2015 grants	Pre-2015 grants		Expiration date
Directors and Senior Officers
Leilei Wang	—	—	—	—	—	—	(2)	—
Xiaoxin Chen	—	—	—	—	360,000	—	(3)	Jan. 4, 2025
Hope Ni	—	—	—	—	360,000	—	(4)	Jan. 4, 2025
Xiaolong Li	—	—	—	—	—	240,000	(5)	May 20, 2025
Jay Chang	—	2,000,000	Oct. 2, 2021	0.0950	—	—	(6)
Tai Fan	—	—	—	—	—	—	(7)
Zhi Wang	—	—	—	—	360,000	—	(8)	Jan. 4, 2025
Other employees (comprising 100 individuals)	—	30,649,420	Oct. 23, 2018 to Oct. 27, 2024	0.0025 to 0.3180	1,200,000	2,000,000		Dec. 18, 2018 to Jan. 4, 2025
Total	—	32,649,420			2,280,000	2,240,000

(1)	The exercise price per share of options granted represents the fair market value of the underlying ordinary shares on the date of the options were granted.

(2)	Leilei Wang was granted 48,000,000 restricted share units on December 19, 2008, of which 25% vested on December 19, 2009, and the remaining 75% vested in 12 equal tranches beginning on March 19, 2010 and at the end of each subsequent three-month period. As of December 31, 2015, all 48,000,000 restricted share units were vested.

(3)	Xiaoxin Chen was granted 480,000 restricted share units on September 16, 2008, which vested in 12 equal tranches beginning on December 16, 2008 and at the end of each subsequent three-month period. He was granted an additional 480,000 restricted share units on October 3, 2011, which would vest in 12 equal tranches beginning on January 3, 2012 and at the end of each subsequent three-month period. He was granted an additional 480,000 restricted share units on January 5, 2015, which would vest in 12 equal tranches beginning on April 5, 2015 and at the end of each subsequent three-month period. As of December 31, 2015, a total of 1,080,000 restricted share units were vested.

(4)	Hope Ni was granted 480,000 restricted share units on February 14, 2007, which vested in 12 equal tranches beginning on May 14, 2007 and at the end of each subsequent three-month period. She was granted an additional 480,000 restricted share units on October 3, 2011, which would vest in 12 equal tranches beginning on January 3, 2012 and at the end of each subsequent three-month period. She was granted an additional 480,000 restricted share units on January 5, 2015, which would vest in 12 equal tranches beginning on April 5, 2015 and at the end of each subsequent three-month period. As of December 31, 2015, a total of 1,080,000 restricted share units were vested.

(5)	Xiaolong Li was granted 480,000 restricted share units on May 21, 2014, which vested in 12 equal tranches beginning on August 21, 2014 and at the end of each subsequent three-month period. As of December 31, 2015, a total of 240,000 restricted share units were vested.

(6)	Jay Chang was granted 32,000,000 restricted share units on February 3, 2009, of which 25% vested on February 3, 2010, and the remaining 75% will vest in 12 equal tranches beginning on May 3, 2010 and at the end of each subsequent three-month period. He was granted an additional 2,000,000 restricted share units and options for 2,000,000 ordinary shares on October 3, 2011, of which 25% vested on October 3, 2012, and the remaining 75% will vest in 12 equal tranches beginning on January 3, 2013 and at the end of each subsequent three-month period. As of December 31, 2015, all 34,000,000 restricted share units were vested.

(7)	Tai Fan was granted 12,000,000 restricted share units on July 10, 2009, of which 25% vested on July 10, 2010, and the remaining 75% vested in 12 equal tranches beginning on October 10, 2010 and at the end of each subsequent three-month period. He was granted an additional 12,000,000 restricted share units on June 22, 2010, of which 25% vested on June 22, 2011, and the remaining 75% vested in 12 equal tranches beginning on October 10, 2010 and at the end of each subsequent three-month period. He was granted 4,000,000 restricted share units on October 3, 2011, of which 25% vested on October 3, 2012, and the remaining 75% would vest in 12 equal tranches beginning on January 3, 2013 and at the end of each subsequent three-month period. As of December 31, 2015, all 28,000,000 restricted share units were vested.

(8)	Zhi Wang was granted 480,000 restricted share units on January 5, 2015, which would vest in 12 equal tranches beginning on April 5, 2015 and at the end of each subsequent three-month period. As of December 31, 2015, a total of 120,000 restricted share units were vested.

Stock-based Compensation Expense

We recorded stock-based compensation expenses of US$1.6 million, US$1.5 million and US$1.0 million in 2013, 2014 and 2015, respectively.

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

As of March 31, 2016, the following Directors and officers held beneficial ownership of ordinary shares in our company:

Name	Number of shares beneficially owned	Of which, shares underlying equity compensation awards that will vest within 60 days	% of our issued share capital as of March 31, 2016(1)
Leilei Wang	364,920,582	-	19.37
Jay Chang	34,000,000	-	1.81
Xiaoxin Chen	1,120,000	40,000	-*
Xiaolong Li	280,000	40,000	-*
Hope Ni	1,120,000	40,000	-*
Tai Fan	28,000,000	-	1.49
Zhi Wang	160,000	40,000	-*

(1)	Adjusted to reflect the issuance of ordinary shares upon full exercise of all outstanding options and restricted share units granted under the 2002 Plan, the 2006 Plan and the 2013 Plan.

*	Less than one percent.

None of the Directors and officers above has voting rights that differ from the voting rights of other shareholders.

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

The table below sets forth certain information with respect to the beneficial owners of 5% or more of our ordinary shares as of March 31, 2016.

	Shares beneficially owned(1)
Name	Number	Percent
Leilei Wang(2)	364,920,582	19.4%
Wargaming Group Limited(3)	202,580,000	10.5%
SF Capital Limited(4)	159,366,880	8.5%
Shin Fang(4)	159,366,880	8.5%
Nick Yang	131,400,000	7.0%
IDG-Accel China Growth Fund II L.P.(5)	100,409,160	5.3%
IDG-Accel China Growth Fund II Associates L.P.(5)	100,409,160	5.3%
IDG-Accel China Investors II L.P.(5)	100,409,160	5.3%
IDG-Accel China Growth Fund GP II Associates Ltd.(5)	100,409,160	5.3%
Chi Sing Ho(5)	100,409,160	5.3%
Quan Zhou(5)	100,409,160	5.3%

(1)	Information disclosed in the table above is based on the information available on the website of the SEC at www.sec.gov as of April 11, 2016 and information we received from the relevant persons in their responses to our inquiries as of March 31, 2016.

(2)	As of March 31, 2016, Leilei Wang holds a portion of his ordinary shares in our company through Right Advance Management Ltd. and Chiming Bells International Limited, both of which are British Virgin Islands companies he controls.

(3)	As of March 31, 2016, Wargaming Group Limited, or Wargaming Group, held 40,000,000 of our ordinary shares, 40,000,000 of our ordinary shares issuable upon the exercise of the currently exercisable warrants directly beneficially owned by Wargaming Ltd, which is a wholly-owned subsidiary of Wargaming Group, and 3,064,500 of our ADSs. Mr. Kislyi holds a controlling interest in the outstanding interests of Wargaming Group. Mr. Kislyi disclaims beneficial ownership of the ordinary shares, the warrants and the ADSs except to the extent of his pecuniary interest.

(4)	As of March 31, 2016, Shin Fang owns 100% of SF Capital Limited, a British Virgin Islands company.

(5)	As of March 31, 2016, IDG-Accel China Growth Fund II L.P., or IDG Fund LP, is a limited partnership organized under the laws of the Cayman Islands. IDG-Accel China Investors II L.P., or IDG Investors LP, is a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Fund LP is IDG-Accel China Growth Fund II Associates L.P., or IDG Associates LP, a limited partnership organized under the laws of the Cayman Islands. The general partner of IDG Associates LP is IDG-Accel China Growth Fund GP II Associates Ltd., or IDG GP, a limited liability company incorporated under the laws of the Cayman Islands. The general partner of IDG Investors LP is IDG GP. The directors of IDG GP are Chi Sing Ho and Quan Zhou.

None of the major shareholders has voting rights that differ from the voting rights of other shareholders.

As of December 31, 2015, there were 1,884,133,063 ordinary shares issued and outstanding. Citibank, N.A., or Citibank, the depositary under our ADS deposit agreement, has advised us that as of March 31, 2016, 47,103,327 ADSs, representing 1,884,133,063 ordinary shares, were held of record by Cede & Co. and three other registered shareholders. We have no further information as to ordinary shares held or beneficially owned by U.S. persons.

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

Tao Jia and Junhong Chen, who are the shareholders of Xinreli, entered into an option agreement with Xinreli and Simlife Beijing, on June 29, 2009, pursuant to which each of the shareholders granted Simlife Beijing or its designated third party an option to purchase all their respective interests in Xinreli for the lowest price permitted by PRC laws. The initial term of this agreement is 10 years from June 29, 2009 and could be extended upon the request of Simlife Beijing. As Simlife Beijing is in the process of being deregistered from the registration records maintained by the Beijing AIC, it terminated its option agreement with Tao Jia, Junhong Chen and Xinreli on December 1, 2014. On the same date, KongZhong Beijing entered into an option agreement with Tao Jia, Junhong Chen and Xinreli with a term of 10 years commencing on December 1, 2014 on substantially the same terms as the option agreement with Simlife Beijing.

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

Services Provided by Prosten

Leilei Wang, our Chief Executive Officer and the Chairman of our Board of Directors, holds 19.84% of the ordinary shares of Prosten Technology Holdings Limited (“Prosten”) through Right Advance Management Limited (“Right Advance”), a British Virgin Islands company he controls. Prosten and its subsidiary companies engage in the business of providing solutions to companies that provide mobile and search services. In 2013, 2014 and 2015, Prosten provided us with mobile value-added services valued at US$1.0 million, US$0.1 million and nil, respectively.

Loans to KongZhong Galaxy

In 2015, we entered into a series of loan agreements with KongZhong Galaxy on substantially the same terms and conditions. Pursuant to these loan agreements, we have extended unsecured loans to KongZhong Galaxy in the aggregate principal amount of US$32.9 million at an interest rate of 7% per annum. KongZhong Galaxy uses the proceeds of these loans to invest in the production and distribution of feature films and TV series. KongZhong Galaxy is required to timely inform us with written notice of periodical progress of its investments. Each of these loan agreements has a term of one year and may be terminated or extended upon mutual consent. Two of these loans in the aggregate principal amount of US$7.2 million were originally due in March 2016, and we have extended the terms of both loans to March 2017. None of the rest of these loans was due to be repaid as of April 15, 2016.

Licensing Arrangement with Magic Wing

In February 2015, we entered into an exclusive licensing agreement with Magic Wing. Pursuant the licensing agreement, we were granted the exclusive right to launch and operate Chronicles of Dragon Wing as an Internet game in mainland China and as a mobile and iPad game in mainland China, Hong Kong, Macau and Taiwan during the term of the license. We recorded costs of license fee to Magic Wing in the amount of US$22,993 for 2015. As of December 31, 2015, the balance of our prepaid license fee was US$285,003.

Going-Private Transaction

See “Item 4 – Information on the Company – History and Development of the Company.”

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

The high and low closing prices of our ADSs on NASDAQ since 2011 are as follows:

	Price per ADS (US$)
	High	Low

Annual:
2011	10.78	3.55
2012	8.15	4.08
2013	14.69	5.56
2014	11.92	5.30
2015	8.48	4.93

Quarterly:
First Quarter, 2014	11.60	7.56
Second Quarter, 2014	11.92	8.42
Third Quarter, 2014	9.10	6.35
Fourth Quarter, 2014	7.13	5.30
First Quarter, 2015	5.81	4.93
Second Quarter, 2015	8.48	5.52
Third Quarter, 2015	7.36	6.14
Fourth Quarter, 2015	7.65	6.64
First Quarter, 2016	7.50	6.80

Monthly:
October 2015	6.99	6.64
November 2015	6.99	6.76
December 2015	7.65	7.00
January 2016	7.37	6.80
February 2016	7.50	6.88
March 2016	7.40	7.14
April 2016 (through April 13)	7.28	7.10

(1)	Our ADSs commenced trading on the NASDAQ Global Market on July 9, 2004.

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

We believe that we were likely a PFIC in 2015, 2014, and certain previous taxable years, but that we were likely not a PFIC in 2013. Accordingly, the PFIC rules discussed below under “— PFIC Rules” will likely apply to you. In addition, it is possible that we will be a PFIC for the 2016 taxable year. As discussed in more detail under "Risks Relating to Our Business," whether we are a PFIC in 2016 depends on a number of factors that we cannot predict, including (but not limited to) our market capitalization in 2016 and the amount of passive assets that we hold in 2016. You should read the discussion under “— PFIC Rules” below and consult your own tax advisor regarding the application of these rules to your ordinary shares or ADSs.

Although your ordinary shares or ADSs are likely to be currently treated as stock in a PFIC, for purposes of simplicity and because your ordinary shares or ADSs may not be treated as stock in a PFIC in future taxable years, the first two sections below address the tax treatment of ordinary shares and ADSs that are not treated as stock in a PFIC. The subsequent discussion below addresses the currently more relevant topic regarding the tax treatment of your ordinary shares or ADSs if they are treated as stock in a PFIC (which we believe is likely to currently be the case).

Taxation of Dividends

Under the United States Federal income tax laws, and subject to the PFIC rules discussed below, if you are a U.S. holder, the gross amount of any dividend (including any tax that is withheld from the dividend payment) we pay out of our current or accumulated earnings and profits (as determined for United States Federal income tax purposes) is subject to United States Federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ordinary shares or ADSs generally will not be qualified dividend income for any distribution in any year that we are a PFIC (or are treated as a PFIC with respect to you) or in the year following a year in which we were a PFIC (or were treated as a PFIC with respect to you). Those dividends will be taxable to you at ordinary income tax rates. We expect that dividends we pay with respect to the ADSs in other years generally will be qualified dividend income. It is uncertain as to whether dividends we pay with respect to ordinary shares will be qualified dividend income.

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

PFIC Rules

We believe that the ordinary shares and ADSs were likely treated as stock of a PFIC for United States Federal income tax purposes in 2015, 2014, and certain previous taxable years. We believe that we were likely not a PFIC for United States Federal income tax purposes in 2013, but these conclusions are factual determinations and are therefore not free from doubt. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held your ordinary shares or ADSs:

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

Your ordinary shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ordinary shares or ADSs, even if we are no longer classified as a PFIC in subsequent years. We believe that we were likely a PFIC in 2015, 2014, and certain previous taxable years, but were likely not a PFIC in 2013. Accordingly, if you hold your ordinary shares or ADSs during a period in which we were treated as a PFIC, your ordinary shares or ADSs will generally continue to be treated as stock in a PFIC even for years in which we are not a PFIC unless, as discussed below, you previously made a mark-to-market election with respect to your ordinary shares or ADSs or you make a “deemed sale election” with respect to your ordinary shares or ADSs.

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

Therefore, if we were a PFIC in 2014 and you made a mark-to-market election in such year, or in any other prior year in which we were a PFIC, then (unless you have revoked your election with the consent of the IRS or the election has been terminated because our ordinary shares or ADSs ceased to qualify as “marketable stock”) your election will continue to apply to 2015 (if we were a PFIC in such year) and to any subsequent years in which we are a PFIC. This will be so notwithstanding the fact that we believe that we were likely not a PFIC in the intervening year of 2013. For the purpose of calculating any losses permitted under the market-to-market rules described above, for 2015, or for any subsequent years in which we are a PFIC, you may take into account income in any prior years in which we were a PFIC and in which you made an effective mark-to-market election, notwithstanding the fact that we may have ceased to be a PFIC in intervening years.

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

If you made a deemed sale election in a prior year in which we were not a PFIC, your ordinary shares or ADSs will still be taxed under the PFIC rules described above in any subsequent year in which we are treated as a PFIC. Therefore, even if you made a deemed sale election in 2013, during which we believe that we were likely not a PFIC, your ordinary shares or ADSs will still be taxed as stock in a PFIC for 2014 and 2015 if, as we believe is likely the case, we were a PFIC in such years.

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

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash and cash equivalents placed with our banks and, to a lesser extent, also relate to held-to-maturity securities and loans to a third party. We have not used any derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. As of December 31, 2015, we had cash and cash equivalents of US$38.3 million. A 0.5% increase in the interest rate will result in an estimated increase of approximately US$0.2 million in interest income, and a 0.5% reduction in the interest rate will result in an estimated decrease of approximately US$0.2 million in interest income generated each year from our cash and cash equivalents.

However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Currency Risk

While our reporting currency is the U.S. dollar, the majority of our revenues, costs and liabilities are denominated in Renminbi. As of December 31, 2015, about 46% of our assets were denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi.

The value of the Renminbi fluctuates and is subject to changes in PRC political and economic conditions. On July 21, 2005, the PBOC introduced a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. Daily fluctuations of the Renminbi against the basket of currencies were limited to 0.3% per day until May 21, 2007, when the floating band was widened to 0.5% per day, according to an announcement by the PBOC. On April 14, 2012, the PBOC again increased the permitted Renminbi fluctuation range to 1.0% per day from the previously adopted fluctuation range of 0.5% per day. On March 14, 2014, the PBOC announced that, effective as of March 17, 2014, the Renminbi would be permitted to fluctuate with a band of 2.0% per day, again doubling the previous fluctuation limit. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term. We cannot guarantee that the Renminbi will not be permitted to enter into a full float, which also may result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. As we receive substantially all of our revenues in Renminbi and a majority of our cash and cash equivalents are denominated in Renminbi, any fluctuation in the exchange rate against the U.S. dollar will affect our balance sheet and earnings per share in U.S. dollar terms as well as the value of, and dividends, if any, payable on, our ordinary shares in U.S. dollar terms and the value of any U.S. dollar-denominated investments we may make in the future. As of December 31, 2015, we had cash and cash equivalents in the amount of US$38.3 million. A 1.0% appreciation of the Renminbi against the U.S. dollar will result in an estimated increase of approximately US$0.3 million in our total amount of cash and cash equivalents, and a 1.0% appreciation of the U.S. dollar against the Renminbi will result in a decrease of approximately US$0.3 million in our total amount of cash and cash equivalents.

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

Inflation

From our inception to 2006, the PRC did not experience significant inflation. According to the China Statistical Bureau, the PRC’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.6%, 2.0% and 1.4% in 2013, 2014 and 2015, respectively. Inflation generally affects us by increasing the cost of our personnel, technology, content and rent. As we intend to meet our future funding needs through cash flow generated from operating activities and the proceeds from our initial public offering, we do not believe inflation will have a material effect on our financing costs.

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

Citibank, as depositary, has agreed to reimburse us for a portion of certain expenses we incurred that are related to our ADS program, including, but not limited to, our continuing annual stock exchange listing fees and our expenses in connection with investor relationship programs. There are limits on the amount of expenses for which Citibank will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees Citibank collects from investors. For the period from May 1, 2015 to the date of this annual report on Form 20-F, we have not received any payment, directly or indirectly, from the depositary in connection with our ADS program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

Not applicable.

Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report. They have concluded that, as of the end of the fiscal year covered by this annual report, our disclosure controls and procedures were not effective, due to the material weakness in our internal control over financial reporting as described below.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements. Due to its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2015 using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management identified a material weakness in our internal control over financial reporting relating to the adequacy and effectiveness of internal control over certain new loan transactions. Specifically, the risk assessment, recoverability and disclosure analyses and maintenance of proper documentation by management of the new loan transactions were insufficient to ensure that the transactions are properly accounted for and disclosed in conformity with U.S. GAAP. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As a result of the material weakness, we concluded that our internal control over financial reporting was not effective as of December 31, 2015.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting, which is included herein.

Management’s Remediation Plans and Activities

To address such material weakness, we have established a risk analysis committee comprising personnel from our investment, legal, financial and internal audit departments. Key responsibilities of the risk analysis committee are (i) formulating detailed policies regarding risk assessment, disclosure and recoverability evaluation and documentation requirements for all existing loans and further loan transactions, if any; (ii) setting up preventive and early detection mechanisms for risks associated with such loan transactions; (iii) ensuring that our internal audit department review the loans and directly report its findings to our Chief Executive Officer and Chief Financial Officer periodically as part of its ongoing internal audit process; and (iv) ensuring that our audit committee receive and review our internal audit report on the loans periodically as part of its ongoing oversight process. As we continue to evaluate and improve our internal control over financial reporting, our management may further strengthen and implement additional measures to address potential control deficiencies. The actions that we are taking are subject to ongoing management review.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of KongZhong Corporation

We have audited the internal control over financial reporting of KongZhong Corporation, its subsidiaries and variable interest entities (collectively, the “Company”) as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: The material weakness related to adequacy and effectiveness of controls over certain new loan transactions. Specifically, the risk assessment, recoverability and disclosure analyses and maintenance of proper documentation by management of the new loan transactions were not sufficient to ensure the transactions are properly accounted for and disclosed in conformity with generally accepted accounting principles in the United States of America. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2015, of the Company and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2015, of the Company, and our report dated April 15, 2016, expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 15, 2016

Changes in Internal Control over Financial Reporting

Other than the material weakness described above, there were no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.a13a-15 or 240.15d that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Our Board determined that Hope Ni and Xiaoxin Chen, who are our Independent Directors, according to the requirements of the U.S. securities laws and the NASDAQ Listing Rules, are audit committee financial experts within the meaning of the U.S. securities laws. See “Item 6 — Directors, Senior Management and Employees.”

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

Deloitte Touche Tohmatsu Certified Public Accountants LLP has served as our independent registered public accounting firm for each of the fiscal years ended December 31, 2013, 2014 and 2015, for which audited financial statements appear in this annual report on Form 20-F. The independent registered public accounting firm is elected annually by our shareholders at our annual general meeting. The audit committee will propose to our shareholders at the 2016 annual general meeting that Deloitte Touche Tohmatsu Certified Public Accountants LLP be elected as our auditor for fiscal year 2016.

Audit Fees

The aggregate fees billed in each of 2014 and 2015 for professional services rendered by the independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were US$1.2 million and US$1.2 million, respectively.

Audit-Related Fees

There was no fee billed in either of 2014 and 2015 for assurance and related services rendered by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees.”

Tax Fees

There was no fee billed in either of 2014 and 2015 for professional services relating to tax compliance, tax advice and tax planning rendered by the independent registered public accounting firm.

All Other Fees

There was no fee billed in any of 2013, 2014 and 2015 for products and services provided by the independent registered public accounting firm, other than the services reported above under the captions “Audit Fees,” “Audit-Related Fees” and “Tax Fees.”

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

Not applicable.

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

See “Index to Consolidated Financial Statements for the Years Ended December 31, 2013, 2014 and 2015” for a list of all financial statements filed as part of this annual report.

Item 19.	Exhibits

See Exhibit Index beginning on page Exhibit - 1.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 15, 2016

KONGZHONG CORPORATION

	By:	/s/ Leilei Wang
		Name:	Leilei Wang
		Title:	Chief Executive Officer

EXHIBITS INDEX

Number	Description of Exhibit
1.1(4)	Amended and Restated Articles of Association, as adopted on September 6, 2005.

1.2(1)	Amended and Restated Memorandum of Association, as adopted on June 11, 2004.

2.1(1)	Specimen of share certificate.

2.2(2)	Form of Deposit Agreement among the registrant, Citibank, N.A., as depositary, and Holders and Beneficial Holders of American Depositary Shares evidenced by American Depositary Receipts thereunder, including the form of American Depositary Receipt.

4.1(1)	Shareholders Agreement.

4.2(1)	English Translation of Loan Agreement among KongZhong Corporation, as the lender, and Yunfan Zhou, Songlin Yang and Zhen Huang, each as a borrower, dated March 31, 2004.

4.3(5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Zhen Huang, Guijun Wang and Yunfan Zhou, dated October 16, 2006.

4.4(1)	English Translation of Loan Agreement among KongZhong Corporation, as the lender, and Yang Cha and Songlin Yang, as the borrowers, dated March 31, 2004.

4.5(5)	Amendment to Loan Agreement among KongZhong Corporation, Songlin Yang, Linguang Wu and Yang Cha, dated October 16, 2006.

4.6(1)	Letter Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and KongZhong Corporation, dated May 10, 2004.

4.7(1)	English Translation of Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Yunfan Zhou, Songlin Yang and Zhen Huang, dated March 31, 2004.

4.8(1)	English Translation of Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated March 31, 2004.

4.9(5)	Exclusive Technical and Consulting Services Agreement between KongZhong China Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2006.

4.10(5)	Capital Contribution Transfer Agreement among Yang Cha, Yunfan Zhou, Linguang Wu, Guijun Wang, Songlin Yang and Zhen Huang, dated October 16, 2006.

4.11(5)	Amended and Restated Business Operation Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing AirInbox Information Technologies Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

Exhibit - 1

Number	Description of Exhibit
4.12(5)	Amended and Restated Equity Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.13(5)	Amended and Restated Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Guijun Wang, Songlin Yang, Zhen Huang and Linguang Wu, dated October 16, 2006.

4.14(7)	Undertaking by Yunfan Zhou with Linguang Wu, Songlin Yang, Guijun Wang and Zhen Huang, dated October 13, 2008.

4.15(7)	Power of Attorney by Guijun Wang, dated October 13, 2008.

4.16(7)	Power of Attorney by Linguang Wu, dated October 13, 2008.

4.17(7)	Power of Attorney by Songlin Yang, dated October 13, 2008.

4.18(7)	Power of Attorney by Zhen Huang, dated October 13, 2008.

4.19(1)	English Translation of Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Boya Wuji Technologies Co., Ltd., dated March 31, 2004.

4.20(5)	Capital Contribution Transfer Agreement among Zhen Huang, Yunfan Zhou and Beijing AirInbox Information Technologies Co., Ltd., dated October 27, 2006.

4.21(4)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Li Yang, Wu Xuelei and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.22(4)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.23(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Wuhan Chengxitong Information Technology Co., Ltd., dated November 21, 2005.

4.24(4)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Wuhan Chengxitong Information Technology Co., Ltd., Li Yang and Wu Xuelei, dated November 21, 2005.

4.25(7)	Undertaking by Yunfan Zhou with Yang Li and Xuelei Wu, dated October 13, 2008.

4.26(7)	Power of Attorney by Xuelei Wu, dated October 13, 2008.

Exhibit - 2

Number	Description of Exhibit
4.27(7)	Power of Attorney by Yang Li, dated October 13, 2008.

4.28(5)	Capital Contribution Transfer Agreement among Linguang Wu, Guijun Wang, Hai Qi and Yang Yang, dated June 29, 2006.

4.29(7)	Capital Contribution Transfer Agreement among Hai Qi, Jingye Sun, Li Ai and Yang Yang, dated September 5, 2008.

4.30(7)	Amendment to Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.31(4)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Beijing Wireless Interactive Network Technologies Co., Ltd., dated February 28, 2005.

4.32(7)	Amendment to Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.33(7)	Amendment to Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Beijing Wireless Interactive Network Technologies Co., Ltd., Yang Yang, Jingye Sun and Li Ai, dated September 5, 2008.

4.34(7)	Undertaking by Yunfan Zhou with Yang Yang, Jingye Sun and Li Ai, dated October 13, 2008.

4.35(7)	Power of Attorney by Yang Yang, dated October 13, 2008.

4.36(7)	Power of Attorney by Jingye Sun, dated October 13, 2008.

4.37(7)	Power of Attorney by Li Ai, dated October 13, 2008.

4.38(7)	Capital Contribution Transfer Agreement among Shaoying Zhang, Yanli You, Xu Guo and Yang Yang, dated March 27, 2009.

4.39(7)	Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Xu Guo, Yang Yang and Shanghai Mailifang Communications Ltd., dated April 1, 2009.

4.40(7)	Exclusive Technical and Consulting Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Shanghai Mailifang Communications Ltd., dated April 1, 2009.

4.41(7)	Share Pledge Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Shanghai Mailifang Communications Ltd., Xu Guo and Yang Yang, dated April 1, 2009.

Exhibit - 3

Number	Description of Exhibit
4.42(7)	Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Shanghai Mailifang Communications Ltd., Xu Guo and Yang Yang, dated April 1, 2009.

4.43(7)	Power of Attorney by Xu Guo, dated April 1, 2009.

4.44(7)	Power of Attorney by Yang Yang, dated April 1, 2009.

4.45(4)	Share Purchase Agreement among KongZhong Corporation, Wang Gui Jun, Li Yang, Sharp Edge Group Limited, Anjian Xingye Technology (Beijing) Co., Ltd., Beijing Xinrui Network Technology Co., Ltd., the Xinrui Shareholders, Ho Chi Sing, Sun Jing Ye and Ai Li, dated January 26, 2006.

4.46(7)	Undertaking by Yunfan Zhou with Yang Li and Guijun Wang, dated October 13, 2008.

4.47(8)	Option Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd., dated February 8, 2010.

4.48(8)	Exclusive Technical and Consulting Services Agreement between Beijing Xinrui Technology Co., Ltd. and KongZhong China Co., Ltd., dated February 8, 2009.

4.49(8)	Share Pledge Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd.,, dated February 8, 2009.

4.50(8)	Business Operation Agreement among Yang Li, Guijun Wang and KongZhong China Co., Ltd.,, dated February 8, 2009.

4.51(8)	Power of Attorney by Yang Li, dated February 8, 2009.

4.52(8)	Power of Attorney by Guijun Wang, dated February 8, 2009.

4.53(8)	Equity Transfer Agreement among Tao Jia, Longteng Gao, Jianguang Li and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.54(8)	English Translation of Option Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.55(8)	English Translation of Exclusive Technical Consulting and Services Agreement between Simlife (Beijing) Science Co., Ltd. and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.56(10)	English Translation of Amendment to Exclusive Technical Consulting and Services Agreement between Simlife (Beijing) Science Co., Ltd. and Xiamen Xinreli Technology Co., Ltd., dated April 12, 2012.

4.57(8)	English Translation of Share Pledge Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia and Junhong Chen, dated June 29, 2009.

Exhibit - 4

Number	Description of Exhibit
4.58(8)	English Translation of Business Operations Agreement among Simlife (Beijing) Science Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Technology Co., Ltd., dated June 29, 2009.

4.59(8)	Power of Attorney by Tao Jia, dated June 29, 2010.

4.60(8)	Power of Attorney by Junhong Chen, dated June 29, 2010.

4.61(8)	Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang and Tianshu Wu, dated December 15, 2009.

4.62(8)	First Amendment to the Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang and Tianshu Wu, dated January 13, 2010.

4.63(8)	Second Amendment to the Share Purchase Agreement among KongZhong Corporation, Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang, Leilei Wang, Xiaolong Li, Tong Zhang and Tianshu Wu, dated May 13, 2010.

4.64(8)	Share Transfer Agreement among Leilei Wang, Xiaolong Li, Tong Zhang, Tianshu Wu and Shanghai Dacheng Network Technology Co., Ltd., dated May 13, 2010.

4.65(8)	Option Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang,, dated May 13, 2010.

4.66(8)	Exclusive Technical Consulting and Services Agreement between KongZhong China Co., Ltd. and Shanghai Dacheng Network Technology Co., Ltd., dated May 13, 2010.

4.67(8)	Share Pledge Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang, dated May 13, 2010.

4.68(8)	Business Operations Agreement among KongZhong China Co., Ltd., Shanghai Dacheng Network Technology Co., Ltd., Zhen Yang and Leilei Wang, dated May 13, 2010.

4.69(8)	Power of Attorney by Zhen Yang, dated May 13, 2010.

4.70(8)	Confirm Letter by Leilei Wang, dated May 13, 2010.

4.71(7)	English Translation of Technical Service Agreement on MonternetTM WAP Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2008.

4.72(7)	English Translation of Technical Service Agreement on Short Message Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 1, 2008.

Exhibit - 5

Number	Description of Exhibit
4.73(7)	English Translation of Technical Service Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 18, 2008.

4.74(7)	English Translation of Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated November 11, 2008.

4.75(6)	English Translation of Technical Service Agreement between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated September 1, 2007.

4.76(6)	English Translation of Technical Service Agreement between China Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated June 5, 2007.

4.77(8)	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Beijing Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 1, 2008.

4.78(8)	English Translation of Technical Service Agreement on Monternet Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated April 23, 2009.

4.79(8)	English Translation of Technical Service Agreement on Network-wide Value-added Services SP Cooperation between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2009.

4.80(9)	English Translation of Technical Service Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2010.

4.81(9)	English Translation of Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated May 1, 2010.

4.82(9)	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Jiangsu Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated September 21, 2009.

4.83(9)	English Translation of Cooperation Agreement on Game Business SP between China Mobile Group Jiangsu Co. Ltd. and Beijing WINT Information Technologies Co., Ltd., dated October 27, 2009.

4.84(9)	English Translation of Technical Service Agreement on Network-wide Value-added Services SP Cooperation between China United Telecommunications Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated July 1, 2010.

Exhibit - 6

Number	Description of Exhibit
4.85(10)	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Jiangsu Co. Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated October 16, 2010.

4.86(10)	English Translation of Technical Service Agreement on Game Business SP Cooperation between China Mobile Group Jiangsu Co. Ltd. and Beijing WINT Information Technologies Co., Ltd., dated October 16, 2010.

4.87(10)	English Translation of Technical Service Agreement on Interactive Voice Responses Services between China Mobile Telecommunications Group Corporation (Beijing) Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated August 1, 2011.

4.88(10)	English Translation of Technical Service Agreement on MonternetTM Multimedia Messaging Services between China Mobile Telecommunications Group Corporation and Beijing AirInbox Information Technologies Co., Ltd., dated August 1, 2011.

4.89(7)	Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated March 18, 2009.

4.90(7)	First Amendment to Note and Warrant Purchase Agreement among KongZhong Corporation, Leilei Wang and Nokia Growth Partners II, L.P., dated April 9, 2009.

4.91(10)	Share Purchase Agreement by and among KongZhong Corporation, Noumena Innovation (BVI) Ltd., Brilliant International Limited, Noumena Productions Limited, Xin Pang, Chuang Xu, Winged Tiger Limited, Rational Trading (BVI) Limited, Pei-Jen Chang, Michael Tse, Victor Su, Timothy Wang, Alan Young and Steven Hong, dated February 15, 2012.

4.92(10)	English Translation of Asset Transfer Agreement among KongZhong Corporation, Beijing Noumena Innovations Co., Ltd., Pang Xin and Xu Chuang, dated February 10, 2012.

4.93(11)	Form of Warrant to purchase ordinary shares of KongZhong Corporation, issued to Meteor Entertainment, Inc., dated August 2, 2012.

4.94(11)	Registration Rights Agreement by and between KongZhong Corporation and ArenaNet, Inc., dated August 28, 2012.

4.95(11)	Form of Warrant to purchase ordinary shares of KongZhong Corporation, issued to ArenaNet, Inc., dated August 28, 2012.

4.96(11)	Warrant Purchase Agreement among KongZhong Corporation, Fit Run Limited and Nokia Growth Partners II, L.P., dated August 28, 2012.

4.97(6)	Form of Employment Agreement.

4.98(6)	Form of Confidentiality and Non-Compete Agreement.

Exhibit - 7

Number	Description of Exhibit
4.99(12)†	“Licensing Agreement on World of Tanks” between Wargaming.net LLP and Beijing AirInbox Information Technologies Co., Ltd., dated August 26, 2010.

4.100(12)†	First Amendment to Licensing Agreement on “World of Tanks” between Wargaming.net LLP and Beijing AirInbox Information Technologies Co., Ltd., dated May 11, 2012.

4.101(12)	Subscription Agreement for Series A Preferred Shares in Ourgame International Holdings Limited among Ourgame International Holdings Limited, CMC Ace Holdings Limited and KongZhong Corporation, dated January 31, 2014.

4.102(12)	Shareholders Agreement among CMC Ace Holdings Limited, KongZhong Corporation, Ourgame International Holdings Limited, Sonic Force Limited, Blink Milestones Limited, Elite Vessels Limited, Prosper Macrocosm Limited, Iconic Ocean Limited, Golden Liberator Limited, Celestial Radiant Limited, Beijing Globallink Computer Technology Co., Ltd., Beijing Lianzhong Garden Network Technology Co., Ltd. and certain other individuals, dated January 31, 2014.

4.103(12)	Equitable Mortgage Over Shares in Ourgame International Holdings Limited among Sonic Force Limited, Elite Vessels Limited, CMC Ace Holdings Limited and KongZhong Corporation, dated January 31, 2014.

4.104(12)	Letter among CMC Ace Holdings Limited, KongZhong Corporation, Ourgame International Holdings Limited, Sonic Force Limited, Blink Milestones Limited, Elite Vessels Limited, Prosper Macrocosm Limited, Iconic Ocean Limited, Golden Liberator Limited, Celestial Radiant Limited, Beijing Globallink Computer Technology Co., Ltd., Beijing Lianzhong Garden Network Technology Co., Ltd. and certain other individuals, dated March 12, 2014.

4.105(12)	Side Letter to the Shareholder Agreement among CMC Ace Holdings Limited, KongZhong Corporation, Ourgame International Holdings Limited, Sonic Force Limited, Blink Milestones Limited, Elite Vessels Limited, Prosper Macrocosm Limited, Iconic Ocean Limited, Golden Liberator Limited, Celestial Radiant Limited, Beijing Globallink Computer Technology Co., Ltd., Beijing Lianzhong Garden Network Technology Co., Ltd. and certain other individuals, dated March 14, 2014.

4.106(12)	English translation of the Cooperation Agreement on All-network Interactive Voice Response (IVR) Service between China Mobile Group Jiangsu Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated August 20, 2012.

4.107(12)	English translation of the Cooperation Agreement on All-network Interactive Voice Response (IVR) Service between China Mobile Group Jiangsu Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated August 15, 2013.

4.108(12)	English translation of the Cooperation Agreement on All-network Interactive Voice Response (IVR) Service between China Mobile Group Jiangsu Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated December 15, 2013.

4.109(12)	English translation of the Cooperation Agreement on Whole Network Value-Added Service SP between China Unicom and Beijing AirInbox Information Technologies Co., Ltd., dated November 1, 2012.

Exhibit - 8

Number	Description of Exhibit
4.110(12)	English translation of the Agreement on Mobile Value-Added Service (Short Message) between Value-Added Service Operation Center of China Telecom Corporation Limited and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2012.

4.111(12)	English translation of the Cooperation Agreement on Mobile Phone Reading Content between China Mobile Group Zhejiang Co., Ltd. and Nanjing Popular Net Books Culture Co., Ltd., dated March 19, 2012.

4.112(13)	English translation of the Cooperation Agreement on Game Business between China Mobile Group Jiangsu Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated January 1, 2014.

4.113(13)	English translation of the Unicom Wireless Data Service SP Cooperation Agreement between China Unicom Broadband Online Co., Ltd. and Beijing AirInbox Information Technologies Co., Ltd., dated April 1, 2014.

4.114(13)	Banking Facilities Agreement between Hang Seng Bank Limited and KongZhong Corporation, dated October 16, 2014.

4.115(13)	Agreement among KongZhong Corporation, as Purchaser, Foga Development Co., Ltd. , as Vendor and Jieguang Zhuang, as Guarantor, dated December 30, 2014 relating to the Sale and Purchase of Approximately 7% of the Issued Share Capital in Forgame Holdings Limited.

4.116(13)	English Translation of Option Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Technology Co., Ltd., dated December 1, 2014.

4.117(13)	English Translation of Exclusive Consulting and Services Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Xiamen Xinreli Technology Co., Ltd., dated December 1, 2014.

4.118(13)	English Translation of Share Pledge Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Tao Jia, dated December 1, 2014.

4.119(13)	English Translation of Share Pledge Agreement between KongZhong Information Technologies (Beijing) Co., Ltd. and Junhong Chen, dated December 1, 2014.

4.120(13)	English Translation of Business Operations Agreement among KongZhong Information Technologies (Beijing) Co., Ltd., Tao Jia, Junhong Chen and Xiamen Xinreli Technology Co., Ltd., dated December 1, 2014.

4.121(13)	Power of Attorney by Tao Jia, dated December 1, 2014.

Exhibit - 9

Number	Description of Exhibit
4.122(13)	Power of Attorney by Junhong Chen, dated December 1, 2014.

4.123	English Translation of Loan Agreement among Galassia International Holding Shares Limited and Fujian Jiangyin Port Galassia International Auto Park Co., Ltd., each as a borrower, KongZhong Corporation, as a lender, and Yu Ming, dated August 14, 2015.

4.124	English Translation of Shareholder Agreement regarding KongZhong Galaxy (Tianjin) Culture Media Co., Ltd. among Tianjin Mammoth Technologies Co., Ltd., Bai Yanyan and Chen Wei, dated January 12, 2015.

4.125	English Translation of Form of Loan Agreement with KongZhong Galaxy (Tianjin) Culture Media Co., Ltd.

4.126	English Translation of Share Purchase Agreement regarding 39,200,000 Shares of Ourgame International Holdings Limited between Glassy Mind Holdings Limited and KongZhong Corporation, dated November 24, 2015.

4.127	English Translation of the Amendment to Share Purchase Agreement regarding 39,200,000 Shares of Ourgame International Holdings Limited between Glassy Mind Holdings Limited and KongZhong Corporation, dated December 14, 2015.

4.128	Placing Letter regarding the Placing Consisting of a Maximum of 19,041,900 New Shares of Nominal Value US$0.0001 Each in the Share Capital of Forgame Holdings Limited by BOCOM International Securities Company Limited, dated May 26, 2015.

8.1	List of Significant Subsidiaries and Consolidated Entities.

11.1(3)	Code of Business Conduct and Ethics.

12.1	CEO Certification pursuant to Rule 13a-14(a).

12.2	CFO Certification pursuant to Rule 13a-14(a).

13.1	CEO Certification pursuant to Rule 13a-14(b).

13.2	CFO Certification pursuant to Rule 13a-14(b).

23.1	Consent of Commerce & Finance Law Offices.

23.2	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

Exhibit - 10

Number	Description of Exhibit
101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)	Previously filed as an exhibit to the Registration Statement on Form F-1 (File No. 333-116172) of KongZhong Corporation filed with the SEC on June 4, 2004 and incorporated herein by reference thereto.

(2)	Previously filed as an exhibit to the Registration Statement on Form F-6 (File No. 333-116228) of KongZhong Corporation filed with the SEC on June 7, 2004 and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation as filed with the SEC on June 28, 2005 and incorporated herein by reference thereto.

(4)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 16, 2006 and incorporated herein by reference thereto.

(5)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 20, 2007 and incorporated herein by reference thereto.

(6)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 19, 2008 and incorporated herein by reference thereto.

(7)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on April 29, 2009 and incorporated herein by reference thereto.

(8)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 4, 2010 and incorporated herein by reference thereto.

(9)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on June 27, 2011 and incorporated herein by reference thereto.

(10)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on April 16, 2012 and incorporated herein by reference thereto.

(11)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on April 16, 2013 and incorporated herein by reference thereto.

(12)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on April 16, 2014 and incorporated herein by reference thereto.

(13)	Previously filed as an exhibit to the annual report on Form 20-F (File No. 000-50826) of KongZhong Corporation filed with the SEC on April 16, 2015 and incorporated herein by reference thereto.

†	Portions of these exhibits have been omitted pursuant to a request for confidential treatment, and the omitted information has been filed separately with the SEC.

Exhibit - 11

KONGZHONG CORPORATION

Report of Independent Registered Public Accounting
Firm and Consolidated Financial Statements
For the years ended December 31, 2013, 2014 and 2015

KONGZHONG CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

KONGZHONG CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

KONGZHONG CORPORATION

We have audited the accompanying consolidated balance sheets of KongZhong Corporation, its subsidiaries and variable interest entities (collectively, the "Company") as of December 31, 2014 and 2015 and the related consolidated statements of comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of KongZhong Corporation, its subsidiaries and variable interest entities as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 15, 2016 expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

April 15, 2016

KONGZHONG CORPORATION

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	As of December 31,
	2014	2015

ASSETS

Current assets
Cash and cash equivalents	$105,093,178	$38,304,364
Term deposits	16,907,346	25,121,350
Available-for-sale securities	20,013,487	64,755,514
Held-to-maturity securities	24,358,555	26,746,643
Accounts receivables, net of allowance of $316,966 and $684,929 as of December 31, 2014 and 2015	30,244,289	24,484,916
Prepaid expenses and other current assets	19,069,904	24,895,555
Loans to third parties	-	14,685,980
Loans to related party	-	32,850,989
Amount due from related party	-	285,003
Restricted cash	53,375,960	58,466,799

Total current assets	$269,062,719	$310,597,113

Rental deposits	1,444,524	1,397,233
Property and equipment, net	5,659,191	4,653,874
Long-term investments	-	4,772,809
Goodwill	90,019,108	84,769,989
Acquired intangible assets, net	55,509,804	12,515,609
Restricted cash	10,885,357	-

Total assets	$432,580,703	$418,706,627

KONGZHONG CORPORATION

CONSOLIDATED BALANCE SHEETS - continued

(In US dollars)

	As of December 31,
	2014	2015

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIEs") without recourse to the Company of $31,546,430 and $28,062,583 as of December 31, 2014 and 2015, respectively)	$31,599,317	$28,074,663
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of $13,469,803 and $14,946,594 as of December 31, 2014 and 2015, respectively)	16,580,351	16,024,243
Short-term bank loans (including short-term bank loans of the consolidated VIEs without recourse to the Company of $nil and $nil as of December 31, 2014 and 2015, respectively)	42,428,890	49,962,510
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to the Company of $4,622,404 and $7,887,744 as of December 31, 2014 and 2015, respectively)	4,652,010	7,917,350
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the Company of $1,223,526 and $195,846 as of December 31, 2014 and 2015, respectively)	5,529,899	4,966,845

Total current liabilities	$100,790,467	$106,945,611

Commitments and contingencies (Note 26)

Long-term liabilities (including long-term liabilities of the consolidated VIEs without recourse to the Company of $9,860,000 and $nil as of December 31, 2014 and 2015, respectively)	9,860,000	-

Total liabilities	$110,650,467	$106,945,611

Ordinary shares ($0.0000005 par value; 1,000,000,000,000 shares authorized, 1,882,073,063 and 1,884,133,063 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	942	943
Additional paid-in capital	162,687,212	166,874,541
Warrants	5,548,000	3,346,000
Accumulated other comprehensive income	57,531,228	61,603,388
Statutory reserves	11,467,537	11,467,537
Retained earnings	84,695,317	68,468,607

Total shareholders' equity	321,930,236	311,761,016

Total liabilities and shareholders' equity	$432,580,703	$418,706,627

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In US dollars)

	For the years ended December 31,
	2013	2014	2015

Revenues	173,653,795	227,595,969	179,113,428
Cost of revenues (including impairment on intangible assets of $250,553, $nil and $35,209,933 for 2013, 2014 and 2015, respectively)	(96,399,886)	(129,279,063)	(139,362,586)

Gross profit	77,253,909	98,316,906	39,750,842

Operating expenses
Product development (including share-based compensation expense of $305,385, $545,060 and $578,398 for 2013, 2014 and 2015, respectively)	(26,401,720)	(25,107,372)	(24,189,619)
Selling and marketing (including share-based compensation expense of $111,198, $nil and $nil for 2013, 2014 and 2015, respectively)	(26,674,024)	(42,522,684)	(25,890,472)
General and administrative (including share-based compensation expense of $1,157,146, $1,002,720 and $467,050 for 2013, 2014 and 2015, respectively)	(8,976,176)	(12,564,600)	(13,484,211)
Impairment loss on intangible assets	(1,562,386)	(1,323,260)	-

Total operating expenses	(63,614,306)	(81,517,916)	(63,564,302)

Government subsidies	2,176,449	1,138,909	1,573,577

Income (loss) from operations	15,816,052	17,937,899	(22,239,883)
Interest income	6,763,938	8,864,742	5,381,984
Interest income from loans to third parties	-	-	1,514,160
Interest income from loans to related party	-	-	1,078,843
Interest expense	(693,282)	(895,056)	(883,974)
Impairment loss on cost method investment	(2,000,000)	(1,999,999)	-
Exchange gain (loss)	1,487,343	(271,666)	(802,710)
Gain on sale of available-for-sales securities	-	-	536,016
Dividend received	-	-	628,417

Net income (loss) before income tax expense and loss in equity method investments	21,374,051	23,635,920	(14,787,147)
Income tax expense	(712,402)	(1,047,999)	(796,866)

Net income (loss) after income tax expense before loss in equity method investments	20,661,649	22,587,921	(15,584,013)
Loss in equity method investments	-	-	(642,697)

Net income (loss)	$20,661,649	$22,587,921	$(16,226,710)

Net income (loss) per share, basic	$0.01	$0.01	$(0.01)

Net income (loss) per share, diluted	$0.01	$0.01	$(0.01)

Weighted average shares used in calculating basic net income (loss) per share	1,714,924,612	1,828,191,540	1,882,296,976

Weighted average shares used in calculating diluted net income (loss) per share	1,751,621,340	1,875,520,094	1,882,296,976

Net income (loss)	$20,661,649	$22,587,921	$(16,226,710)

Foreign currency translation adjustments	8,944,839	(1,665,311)	(17,309,886)
Unrealized gain on available-for-sale securities	-	3,633,437	21,382,046

Other comprehensive income	$8,944,839	$1,968,126	$4,072,160

Comprehensive income (loss)	$29,606,488	$24,556,047	$(12,154,550)

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In US Dollars)

					Accumulated
					other			Total
	Ordinary shares		Additional		comprehensive	Statutory	Retained	shareholders'
	Shares	Amount	paid-in capital	Warrants	income	reserves	earnings	equity

Balance as of January 1, 2013	1,678,097,663	$832	$126,786,049	$15,566,332	$46,618,263	$10,572,330	$83,340,262	$282,884,068
Issuance of ordinary shares for share-based compensation	35,000,000	18	849,020	-	-	-	-	849,038
Share-based compensation recognized	-	-	1,573,729	-	-	-	-	1,573,729
Repurchase of ordinary shares	(78,214,600)	(32)	(10,123,789)	-	-	-	-	(10,123,821)
Warrants exercised	200,000,000	100	32,967,232	(5,147,332)	-	-	-	27,820,000
Provision for statutory reserves	-	-	-	-	-	151,418	(151,418)	-
Other comprehensive income	-	-	-	-	8,944,839	-	-	8,944,839
Net income	-	-	-	-	-	-	20,661,649	20,661,649

Balance as of December 31, 2013	1,834,883,063	$918	$152,052,241	$10,419,000	$55,563,102	$10,723,748	$103,850,493	$332,609,502
Issuance of ordinary shares for share-based compensation	7,190,000	4	436,621	-	-	-	-	436,625
Share-based compensation recognized	-	-	1,547,780	-	-	-	-	1,547,780
Repurchase of ordinary shares	-	-	(12,410)	-	-	-	-	(12,410)
Warrants exercised	40,000,000	20	8,662,980	(2,723,000)	-	-	-	5,940,000
Warrants forfeited	-	-	-	(2,148,000)	-	-	-	(2,148,000)
Provision for statutory reserves	-	-	-	-	-	743,789	(743,789)	-
Other comprehensive income	-	-	-	-	1,968,126	-	-	1,968,126
Dividends to shareholders ($0.002 per ordinary share)	-	-	-	-	-	-	(40,999,308)	(40,999,308)
Net income	-	-	-	-	-	-	22,587,921	22,587,921

Balance as of December 31, 2014	1,882,073,063	$942	$162,687,212	$5,548,000	$57,531,228	$11,467,537	$84,695,317	$321,930,236

Issuance of ordinary shares for share-based compensation	2,060,000	1	939,881	-	-	-	-	939,882
Share-based compensation recognized	-	-	1,045,448	-	-	-	-	1,045,448
Warrants expired	-	-	2,202,000	(2,202,000)	-	-	-	-
Other comprehensive income	-	-	-	-	4,072,160	-	-	4,072,160
Net loss	-	-	-	-	-	-	(16,226,710)	(16,226,710)

Balance as of December 31, 2015	1,884,133,063	943	166,874,541	3,346,000	61,603,388	11,467,537	68,468,607	311,761,016

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2013	2014	2015
Operating activities:
Net income (loss)	$20,661,649	$22,587,921	$(16,226,710)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,988,007	21,523,098	10,143,494
Loss (gain) on disposal of property and equipment	30,714	(6,807)	137,755
Provision of bad debt	342,442	316,966	684,929
Gain on sale of available-for-sales securities	-	-	(536,016)
Impairment loss on cost method investment	2,000,000	1,999,999	-
Impairment loss on intangible assets	1,812,939	1,323,260	35,209,933
Share-based compensation	1,573,729	1,547,780	1,045,448
Imputed interest on long-term liabilities	600,000	600,000	140,000
Loss in equity method investment	-	-	642,697
Changes in operating assets and liabilities:
Accounts receivable	6,723,022	(13,318,909)	3,534,239
Prepaid expenses and other current assets	(3,037,894)	(11,204,252)	32,461
Rental deposits	(29,697)	(647,735)	(5,153)
Accounts payable	(2,757,184)	4,478,116	(2,384,443)
Deferred revenue	(1,621,249)	2,370,611	3,522,177
Accrued expenses and other liabilities	4,513,352	320,302	(3,704,288)
Income tax payable	(70,320)	(821,047)	(444,101)

Net cash provided by operating activities	35,729,510	31,069,303	31,792,422

Investing activities:
Purchase of intangible assets	(1,565,294)	(98,094)	-
Acquisition of equity method investments	-		(2,581,340)
Purchase of term deposits	(20,824,178)	(18,520,623)	(9,988,890)
Proceeds from disposal of term deposits	16,710,813	6,077,749	1,735,614
Purchase of held-to-maturity securities	(259,536,862)	(191,037,877)	(61,703,184)
Proceeds from disposal of held-to-maturity securities	226,240,067	218,358,093	58,174,073
Purchase of property and equipment	(4,969,144)	(3,121,667)	(2,272,912)
Proceeds from disposal of property and equipment	-	6,807	34,260
Release of restricted cash	-	15,000,000	9,988,890
Addition of restricted cash	-	(42,401,935)	(9,240,718)
Temporary advances	-	-	(3,263,970)
Purchase of available-for-sales securities	-	(16,380,050)	(27,126,971)
Proceeds from sale of available-for-sales securities	-	-	1,500,251
Loans to related party	-	-	(34,352,373)
Loans to third parties	-	-	(26,442,729)
Loan repayment from third parties	-	-	11,595,052

Net cash used in investing activities	(43,944,598)	(32,117,597)	(93,944,947)

Financing activities:
Deferred payment for acquisition of business	(3,000,000)	(2,880,600)	-
Repurchase of ordinary shares	(10,123,821)	(12,410)	-
Proceeds from exercise of employee stock options	849,038	436,625	939,882
Deferred payments for intangible assets	(6,588,420)	(21,827,993)	(10,396,162)
Proceeds from bank borrowing	9,000,000	42,428,890	7,533,620
Repayment of bank borrowing	(9,000,000)	-	-
Proceeds from exercise of warrants	27,820,000	5,940,000	-
Dividends paid to shareholders	-	(40,999,308)	-

Net cash provided (used in) by financing activities	8,956,797	(16,914,796)	(1,922,660)

Effect of foreign exchange rate changes	1,991,304	(371,461)	(2,713,629)

Net increase (decrease) in cash and cash equivalents	2,733,013	(18,334,551)	(66,788,814)
Cash and cash equivalents, beginning of year	120,694,716	123,427,729	105,093,178

Cash and cash equivalents, end of year	$123,427,729	$105,093,178	$38,304,364

Supplemental disclosures of cash flow information
Income taxes paid	$909,496	$1,887,582	$1,359,920
Interest paid	$93,282	$119,400	$743,974

Non-cash investing and financing activities:
Warrants forfeited	$-	$2,148,000	$-
Warrants expired	$-	$-	$2,202,000
Consideration payable in connection with purchase of intangible assets	$4,784,675	$196,110	$-

The accompanying notes are an integral part of these consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

As of December 31, 2015, details of the Company's significant majority-owned subsidiaries and VIEs are as follows:

	Incorporation or	Shareholder/	Legal
Name	acquisition date/place	nominee owner	ownership	Principal activities
			%

Subsidiaries:

KongZhong Information Technologies (Beijing) Co., Ltd. ("KongZhong Beijing")	July 2002 People's Republic of China ("PRC")	KongZhong	100	Providing consulting and technology services

KongZhong China Co., Ltd. ("KongZhong China")	June 2005 the PRC	KongZhong	100	Providing consulting and technology services

Success Blueprint Limited ("Success Blueprint")	October 2009 British Virgin Islands	KongZhong	100	Providing novel license to overseas

Dacheng Holdings Limited ("Dacheng Holdings")	January 2010 Cayman Islands	KongZhong	100	Providing internet games services

Dacheng Investment (Hong Kong) Limited ("Dacheng Hong Kong")	January 2010 Hong Kong	KongZhong	100	Providing internet games services

Noumena Innovation (BVI) Ltd. ("Noumena")	March 2012 British Virgin Islands	KongZhong	100	Providing smart mobile games services

Noumena Productions limited	March 2012 Hong Kong	Noumena	100	Providing smart mobile games services

KongZhong (Singapore) Pte. Ltd.	November 2014 Singapore	KongZhong China	100	Providing mobile games and internet games services

VIEs:

Beijing AirInbox Information Technologies Co., Ltd. ("Beijing AirInbox")	April 2002 the PRC	Linguang Wu SonglinYang Guijun Wang Zhen Huang	45 42 10 3	Providing wireless value-added services to mobile phone users

Beijing Wireless Interactive Network Technologies Co., Ltd. ("Beijing WINT")	February 2005 the PRC	Yang Yang Jingye Sun Li Ai	40 30 30	Providing wireless value-added services to mobile phone users

Beijing Chengxitong Information Technology Co., Ltd. ("Beijing Chengxitong")	November 2005 the PRC	Yang Li Xuelei Wu	90 10	Providing wireless value-added services to mobile phone users

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS- continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

	Incorporation or	Shareholder/	Legal
Name	acquisition date/place	nominee owner	ownership	Principal activities
			%

Beijing Xinrui Network Technology Co., Ltd. ("Beijing Xinrui")	January 2006 the PRC	Guijun Wang Yang Li	51 49	Providing wireless value-added services to mobile phone users

Shanghai Mailifang Communication Co., Ltd. ("Shanghai Mailifang")	March 2009 the PRC	Xu Guo Yang Yang	90 10	Mobile games developing services

Xiamen Xinreli Technology Co., Ltd. ("Xiamen Simlife")	June 2009 the PRC	Tao Jia Junhong Chen	80 20	Providing wireless value-added services to mobile phone users

Shanghai Dacheng Network Technology Co., Ltd. ("Shanghai Dacheng")	January 2010 the PRC	Leilei Wang Zhen Yang	59 41	Providing internet games services

Subsidiaries of VIE:

Beijing Boya Wuji Technologies Co., Ltd.	March 2004 the PRC	Beijing AirInbox	100	Providing internet games services

Tianjin Mammoth Technologies Co., Ltd. ("Tianjin Mammoth")	May 2005 the PRC	Beijing AirInbox Beijing WINT	95 5	Mobile games developing services

Beijing Shiyuan Leya Culture Communication Co., Ltd.	July 2008 the PRC	Beijing Xinrui	100	Providing wireless value-added services to mobile phone users

Nanjing Net Book Culture Co., Ltd.	October 2009 the PRC	Beijing Chengxitong	100	Providing internet novel services

Beijing Yin'ao Fulai Culture Development Co., Ltd.	May 2012 the PRC	Beijing Xinrui	100	Providing wireless value-added services to mobile phone users

Beijing Shangshu Boer Culture Communication Co., Ltd.	July 2012 the PRC	Beijing Xinrui	100	Providing wireless value-added services to mobile phone users

Shanghai KongZhong Brilliant Game Co., Ltd. ("KongZhong Brilliant")	July 2012 the PRC	Shanghai Dacheng	100	Providing internet games services

KongZhongWang JP Co., Ltd.	June 2014 Japan	Shanghai Dacheng	100	Providing mobile games services

Dacheng (Singapore) Pte. Ltd.	November 2014 Singapore	Shanghai Dacheng	100	Providing mobile games and internet games services

Shanghai Star E-Sport Network Technology Co., Ltd ("Star E-Sports")	December 2015 the PRC	Shanghai Dacheng	100	Providing mobile games and internet games services

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC laws, rules and regulations currently restrict foreign ownership of business entities providing value-added telecommunications services in the PRC where certain licenses are required for the provision of such services. To comply with these regulations, the Company conducts the majority of its activities through its VIEs and their subsidiaries.

The VIEs hold the requisite licenses and permits necessary to conduct the Company's value-added telecommunications business. KongZhong Beijing or KongZhong China (collectively, the "Foreign Owned Subsidiaries") have entered into the following contractual arrangements with Beijing AirInbox, Beijing WINT, Beijing Chengxitong, Shanghai Mailifang, Xiamen Simlife, Beijing Xinrui and Shanghai Dacheng (collectively the "VIE Companies"), that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs' financial results of operations, assets and liabilities in the Company's consolidated financial statements.

Name of Foreign Owned Subsidiaries	Name of VIE Companies

KongZhong Beijing	Beijing AirInbox
KongZhong Beijing	Beijing WINT
KongZhong Beijing	Beijing Chengxitong
KongZhong Beijing	Shanghai Mailifang
KongZhong Beijing	Xiamen Simlife
KongZhong China	Beijing Xinrui
KongZhong China	Shanghai Dacheng

In making the conclusion that the Company is the primary beneficiary of the VIE Companies, the Company believes the Company's rights under the terms of the exclusive option agreements provide it with a substantive kick out right. More specifically, the Company believes the terms of the exclusive option agreements are exercisable and legally enforceable under PRC laws, rules and regulations currently in effect. A simple majority vote of the Company's board of directors is required to pass a resolution to exercise the Company's rights under the exclusive option agreements, for which consent of the shareholders of VIE Companies is not required. The Company's rights under the exclusive option agreements give the Company the power to control the shareholders of VIE Companies and thus the power to direct the activities that most significantly impact the VIE Companies' economic performance. In addition, the Company's rights under the powers of attorney also reinforce the Company's abilities to direct the activities that most significantly impact the VIE Companies' economic performance. The Company also believes that this ability to exercise control ensures that the VIE Companies will continue to execute and renew services agreements and pay service fees to the Company. The technical and consulting services agreements are automatically renewed and may only be terminated at the Company's sole discretion. The Company has the sole discretion to determine the amounts of the technical and consulting service fees. As a result, the Company believes that it has the rights to receive substantially all of the economic benefits from the VIE Companies.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The interests of the shareholders of the VIE Companies may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE Companies not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIE Companies will act in the best interests of the Company or that conflicts of interests will be resolved in the Company's favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest. The shareholders of VIE Companies may encounter in their capacity as beneficial owners and directors of VIE Companies, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of VIE Companies will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of VIE Companies should they act to the detriment of the Company. The Company relies on certain current shareholders of VIE Companies, as directors and executive officers of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of VIE Companies, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Company's ability to control the VIE Companies also depends on the powers of attorney the Foreign Owned Subsidiaries have to vote on all matters requiring shareholder approvals in the VIE Companies. As noted above, the Company believes the powers of attorney are legally enforceable but may not be as effective as direct equity ownership.

The following financial statement amounts and balances of KongZhong's VIEs were included in the accompanying consolidated financial statements:

	As of December 31,
	2014	2015

Total current assets	$134,777,487	$128,036,594
Total assets	$211,055,266	$152,077,211
Total current liabilities	$50,862,163	$51,092,767
Total liabilities	$60,722,163	$51,092,767

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

	For the years ended December 31,
	2013	2014	2015

Revenues	$168,999,541	$217,859,413	$174,098,045
Net income (loss)	$16,439,680	$22,996,737	$(14,850,655)

	For the years ended December 31,
	2013	2014	2015

Net cash provided by operating activities	$28,830,017	$26,682,007	$35,146,076
Net cash (used in) provided by investing activities	$(38,188,141)	$28,503,343	$(18,783,750)
Net cash (used in) financing activities	$(6,588,420)	$(21,201,273)	$(10,396,162)

The VIEs contributed an aggregate of 97.3%, 95.7% and 97.2% of the consolidated revenues for the year ended December 31, 2013, 2014 and 2015, respectively. The Company's operations not conducted through contractual arrangements with the VIEs primarily consist of its non-carrier billing channels business. As of December 31, 2014 and 2015, the VIEs accounted for an aggregate of 48.8% and 36.3%, respectively, of the consolidated total assets, and 54.9% and 47.8%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash and cash equivalents, goodwill and intangible assets.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 27 for disclosure of restricted net assets.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Restricted cash

Restricted cash is related to deposits placed with financial institutions to secure the repayment of bank loans (Note 13) and to issue a standby letter of credit in favor of the game licensor in connection with the requirements of a game license agreement entered into during 2012. The deposits are restricted to withdrawal or usage. As of December 31, 2014 and 2015, the restricted cash related to the repayment of bank loans amounted to $42.4 million and $48.8 million, respectively and the restricted cash related to the requirement of the game license agreement amounted to $21.9 million, including non-current portion of $10.9 million, and $9.7 million, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Held-to-maturity securities

Investments in securities that the Company has the positive intent and ability to hold the securities to maturity are classified as held-to-maturity securities and recorded at amortized cost.

Available-for-sale securities

Investments in securities that have readily determinable fair value not classified as held-to-maturity or trading are classified as available-for-sale securities. Available-for-sale securities comprise of debt and equity securities which are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Available-for-sale securities - continued

The Company reviews its investments in securities, including held-to-maturity securities and available-for-sale securities, for other-than-temporary impairment based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment's fair value, the Company considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, and the Company's intent and ability to hold the investment, in determining if impairment is needed.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company's financial statements include impairment of goodwill and other intangible assets, impairment of cost method investment, revenue recognition, valuation allowance for deferred tax assets, share-based compensation expense, and recoverability of loans receivable. Actual results could differ from those estimates.

Loans receivable, net

Loans receivable primarily represent loan balances that the management has the intent and ability to hold for the foreseeable future or until maturity or payoff. Loans receivable are recorded at unpaid principal balances, net of unearned income and allowance that reflects the Company’s best estimate of the amounts that will not be collected.

Allowance for loan losses

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The Company performs an evaluation of the adequacy of the allowance. The allowance is based on the Company’s assessment on the adverse situations that may affect the borrower’s ability to repay, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available. There is no allowance for loan losses recorded in 2015.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

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

Impairment of long-lived assets

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. Subsequent reversal of a previously recognized impairment loss is prohibited.

Goodwill and indefinite-lived intangible assets

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheets as goodwill. Goodwill is not amortized but is evaluated by the Company at least annually (at December 31) for impairment following a two-step process.

The first step compares the fair value of each reporting unit (operating segment or one level below an operating segment) to its carrying amount, including goodwill. As of December 31, 2014 and 2015, there were three reporting units, internet games, mobile games and wireless value-added services ("WVAS"). If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit's goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. No impairment loss was recorded during the years ended December 31, 2013, 2014 and 2015 (see Note 9).

The Company has determined that the Company's trademarks do not have determinable useful lives. Consequently, the carrying amount of trademarks are not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test consists of a comparison of the fair value of the trademarks with their carrying amount and an impairment loss is recognized if and when the carrying amounts of the trademarks exceed their fair values. The estimates of fair values of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. No impairment loss was recorded during the years ended December 31, 2013, 2014 and 2015.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Equity method investments

Investment in an entity where the Company can exercise significant influence, but not control, is accounted for using the equity method. Under the equity method, the investment is initially recorded at cost and adjusted for the Company’s share of undistributed earnings or losses of the investee. When the Company’s carrying value in an equity method investee is reduced to zero, no further losses are recorded in the Company’s consolidated financial statements unless the Company guaranteed obligations of the investee company, has committed additional funding or made additional financial support including loans and advances. When the Company needs to share further losses, the Company recognized such further losses based on the ownership level of the particular loan or advance held by the Company to which the relevant losses are being applied. When the investee company subsequently reports income, the Company will not record its share of such income until it exceeds the amount of its share of losses not previously recognized.

An equity method investment is written down to fair value if there is evidence of a loss in value which is other than temporary. The Company may estimate the fair value of its equity method investments by considering factors such as recent investee equity transactions, discounted cash flow analysis, and recent operating results. (see Note 8).

Cost method investments

For investments in investees over which the Company does not have significant influence, the Company carries the investments at cost. The Company reviews the cost method investments for impairment whenever events or circumstances indicate that an other-than-temporary decline has occurred. An impairment loss is recognized in earnings equal to the amount of the investment's carrying amount in excess of its fair value at the assessment date. The fair value of the investment would then become the new cost basis of the investment. Impairment losses of $2 million, $2 million and $nil million were recorded for the years ended December 31, 2013, 2014 and 2015, respectively (see Note 8).

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Revenues from carrier billing channels

The Company recognizes revenues collected and collectable from carrier billing channels through providing mobile games services on the platforms of China Mobile Communications Corporation ("China Mobile"), China United Network Communications Group Co., Ltd. ("China Unicom"), and China Telecommunications Corporation ("China Telecom") (collectively, the "Mobile Operator"). Mobile phone users download the mobile games in the same manner as the WVAS and the Company recognizes revenues from such services in the same way as the WVAS revenues are recognized. Mobile phone users could also download games on Android platforms and the Company recognizes revenues from such services in the same way as revenues from non-carrier billing channels.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition and cost of revenues - continued

(iii)	WVAS

WVAS revenues are derived from providing personalized interactive entertainment, media and community services primarily to mobile phone customers of the Mobile Operator.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Sales taxes

The Company reports revenues net of sales taxes. Sales taxes recorded were $5,786,615 in 2013, and a reversal of an over provision of $333,622 in 2014 as the entities of the Company were no longer required to pay sales taxes under the relevant tax reform program.

Value-added taxes

On January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation officially launched a pilot value-added taxes ("VAT") reform program ("Pilot Program"), applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of sales tax. Starting from August 1, 2013, the Pilot Program was expanded to cover all regions in the PRC. Starting from June 1, 2014, the telecommunications service industry as a whole was included in the Pilot Program. The applicable VAT rates are 6% and 3% for the entities that are general taxpayer and small-scale taxpayer, respectively. The VAT are excluded from the Company's revenues.

Allowance for credit losses

The allowance for credit losses related to accounts receivable is maintained at a level considered by management to be adequate to absorb an estimate of probable future losses existing at the balance sheet date. In estimating probable losses, the Company reviews accounts that are past due or in bankruptcy and accounts that may have higher credit risk using information available about the customers. The Company arrives at an estimated loss for specific doubtful accounts. This process is based on estimates, and ultimate losses may differ from those estimates. Receivable balance is written off when the Company determines that the balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance when received. The Company considers an accounts receivable balance past due when payment has not been received within the stated terms. The charges related to allowance for credit losses for the years ended December 31, 2013, 2014 and 2015 were $342,442, $316,966 and $684,929, respectively.

Movement of allowance for credit losses is as follows:

	Balance at	Charged to		Balance at
	beginning of the year	expense	Written-off	end of the year

2013	$5,626	$342,442	$(5,626)	$342,442
2014	$342,442	$316,966	$(342,442)	$316,966
2015	$316,966	$684,929	$(316,966)	$684,929

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive income (loss) on a straight-line basis over the lease period.

Government subsidies

The Company receives subsidies from the local government authorities as incentives for local area development and technology development. The Company records the government subsidies that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs, as income in certain periods. The Company recognized total government subsidies of $2,176,449, $1,138,909 and $1,573,577 and recognized such amounts as income for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of comprehensive income (loss).

Product development expenses

Product development expenses which consist primarily of the compensation and related costs for employees associated with the development and programming of mobile data content and internet games content are expensed as incurred.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss), unrealized gain on available-for-sale securities and foreign currency translation adjustments. Comprehensive income is reported in the statements of comprehensive income.

Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $8,412,925, $5,726,530 and $4,889,444 for the years ended December 31, 2013, 2014 and 2015, respectively, and have been included as part of selling and marketing expenses.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Recently issued accounting standards adopted

In April 2014, the Financial Accounting Standards Board ("FASB") issued a new pronouncement which amends the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in US GAAP.

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

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide information about the ongoing trends in a reporting organization's results from continuing operations. The amendments in the Accounting Standard Update ("ASU") were effective in the first quarter of 2015 for public organizations with calendar year ends. The adoption of this guidance did not have a significant effect on the Company's consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted

In August 2015, the FASB issued a new pronouncement, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in this ASU defer the effective date of ASU 2014-09 by one year. ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance for all entities. Public business entities should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In September, 2015, the FASB issued a new pronouncement, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments. Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In November, 2015, the FASB issued a new pronouncement which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In January, 2016, the FASB issued a new pronouncement which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

The new guidance makes targeted improvements to existing US GAAP by:

•	Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;
•	Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;
•	Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;
•	Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;
•	Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and
•	Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

3.	AVAILABLE-FOR-SALE SECURITIES

The carrying amount and fair value of the Company's available-for-sale securities as of December 31, 2014 and 2015 were as follows:

		As of December 31, 2014
		Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Carrying amount and fair value
Short-term investment:

Ourgame International Holdings Limited ("Ourgame")	(a)	$16,380,050	$3,633,437	-	-	$20,013,487

		As of December 31, 2015
		Original cost	Gross unrealized gains	Gross unrealized losses	Provision for decline in value	Carrying amount and fair value
Short-term investment:

Ourgame	(a)	$17,281,947	$27,186,579	-	-	$44,468,526
Forgame Holdings Limited ("Forgame")	(b)	$22,825,900	-	$(2,538,912)	-	$20,286,988

Long-term investment:

Debt securities	(c)	$2,401,378	$367,816	-	-	$2,769,194

(a)	In February 2014, the Company made an investment in Ourgame, a company incorporated in the Cayman Islands and principally engaged in development and operation of online card and board games, for a consideration of RMB100 million (equivalent to $16.3 million). Ourgame has become listed in Hong Kong since June 2014 and accordingly, the investment has a readily determinable fair value.

In 2015, the Company recognized a realized gain of $48,872 on a partial disposal of the shares in Ourgame and received a cash dividend of $628,417 which were recorded in the statements of comprehensive income (loss). The cost of securities sold is determined based on specific identification method.

(b)	In December 2014, the Company entered into an agreement to acquire 8.89 million issued ordinary shares of Forgame, a company incorporated in the Cayman Islands, principally engaged in developing, licensing and operating webgames and mobile games, and listed in Hong Kong, for a total consideration of HK$124.51 million in cash (equivalent to approximately $16.1 million). The acquisition was completed in January 2015.

In 2015, the Company recognized a realized gain of $487,144 on a partial disposal of the shares in Forgame which was recorded in the statements of comprehensive income (loss). The cost of securities sold is determined based on specific identification method.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

3.	AVAILABLE-FOR-SALE SECURITIES - continued

(c)	In February 2015, the Company entered into a preferred share purchase agreement with the shareholders of Cream Soft Games Co., Ltd. ("Cream Soft"), a company incorporated in the Republic of Korea and principally engaged in mobile game development. The Company purchased, for a cash consideration of $0.8 million, 3,275 convertible redeemable preferred shares, which represented a 20% voting interest in Cream Soft. At any time and from time to time on or after February 16, 2020, the Company may require Cream Soft to redeem the preferred shares.

In April 2015, the Company entered into a preferred share purchase agreement with the shareholders of Blue Mobile Capital Ltd. ("Blue Mobile"), a company incorporated in the Cayman Islands and principally engaged in mobile game publishing and development. The Company purchased, for a cash consideration of $0.8 million, 1,764,706 convertible redeemable preferred shares, which represented a 15% voting interest in Blue Mobile. At any time and from time to time on or after August 3, 2020, the Company may require Blue Mobile to redeem the preferred shares.

In May 2015, the Company entered into an investment agreement with the owners of Shenzhen Ruilan Imagination Technology Co., Ltd. ("RL"), a company established in the PRC, principally engaged in mobile game publishing and development and owned by the same founding shareholders of Blue Mobile. The Company purchased a 15% equity ownership interest in RL for a cash consideration of $0.8 million. At any time and from time to time on or after August 5, 2020 without consummation of a qualified initial public offering of RL as stipulated in the investment agreement, the Company may require RL to redeem the purchased capital.

As of December 31, 2015, the contractual maturities of the above available-for-sales debt securities are due within two to five years.

Management of the Company determined there was no impairment on such investments during the years ended December 31, 2014 and 2015.

4.	HELD-TO-MATURITY SECURITIES

The balance represents the Company’s investments in debt securities issued by the PRC banks with original maturities longer than 3 months but less than one year and the Company has positive intent and ability to hold to maturity.

5.	LOANS TO THIRD PARTIES

In August 2015, the Company entered into an agreement with Galassia International Holding Shares Limited and its subsidiary (collectively, "Galassia"), third parties. Pursuant to the agreement, a loan in the principal amount of $17 million at an interest rate of 10% per annum was made to Galassia in August 2015. The repayment of the loan was secured by certain personal guarantees from the founding owners of Galassia and the loan was repayable within three months from the date of the repayment demand notice to be issued by the Company. In December 2015, the Company issued the demand notice to Galassia and received a repayment of principal of $3.7 million. The remaining amount of the loan together with relevant interests was subsequently settled in April 2016.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

5.	LOANS TO THIRD PARTIES - continued

In June and September 2015, the Company entered into two loan agreements with Beijing ShenLanZhiGuang Co., Ltd ("SLZG"), a third party, and loans of an aggregated amount of $1.4 million was made to SLZG. The loans were interest-free, unsecured and repayable on demand.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2014	2015

Prepayment to service providers	$9,561,090	$6,821,978
Employee advances	332,923	224,116
Other deposits	1,134,027	1,344,705
Interest receivables	5,063,320	8,425,322
VAT recoverable	2,174,745	3,881,988
Other current assets	803,799	4,197,446

	$19,069,904	$24,895,555

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2014	2015

Computer and transmission equipment	$17,305,410	$12,110,198
Furniture and office equipment	1,288,057	968,474
Motor vehicles	860,109	807,339
Leasehold improvements	2,885,943	2,724,033
Communication equipment	541,704	453,001
Office building	703,384	662,807

	23,584,607	17,725,852
Less: accumulated depreciation	(17,925,416)	(13,071,978)

	$5,659,191	$4,653,874

Depreciation expenses for the years ended December 31, 2013, 2014 and 2015 are $2,202,865, $2,319,480 and $2,828,428 respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

8.	LONG-TERM INVESTMENTS

The Group’s long-term investments consist of the following:

	As of December 31,
	2014	2015
Cost method investments	$-	$-
Equity method investments	-	2,003,615
Available-for-sale securities (Note 3)	-	2,769,194
	$-	$4,772,809

Cost method investments

(a)	In February 2012, the Company acquired certain preferred shares in U4iA Games, Inc. ("U4iA"), a developer and publisher of a free-to-play, console-quality, browser-based first person shooter game for $2 million in cash. The holder of such preferred shares is entitled to the number of votes equal to the number of share of common stock into which the preferred shares could be converted. The acquired preferred shares would entitle the Company approximately 2.4% of the total voting rights as of the acquisition date if all related shares were converted. As the Company had no significant influence over U4iA, this investment was accounted for using the cost method.

Since the completion of this investment, U4iA has been in a continuous loss-making position and failed to create the type of profit generating business that was contemplated at the time of the Company's investment. As a result, the Company recorded a full impairment loss of $2 million in the year ended December 31, 2013 since it did not expect any positive cash flows from the investment in U4iA in the future and had no intention to hold this investment for recovery.

(b)	In October 2012, the Company acquired certain preferred shares in Meteor Entertainment Inc. ("Meteor"), a developer and publisher of a free-to-play first person shooter game for $2 million in cash. The holder of such preferred shares is entitled to the number of share of common stock into which the preferred shares could be converted. The acquired preferred shares would entitle the Company approximately 2.5% and 1.2% of the total voting rights as of the acquisition date and as of the end of 2013 after further issuance of shares to other holders, respectively, if all related shares were converted. As the Company had no significant influence over Meteor, this investment was accounted for using the cost method.

Since the completion of this investment, Meteor has been in a continuous loss-making position and failed to create the type of profit-generating business that was contemplated at the time of the Company's investment. As a result, the Company recorded a full impairment loss of $2 million in the year ended December 31, 2014 since it did not expect any positive cash flows from the investment in Meteor in the future and had no intention to hold this investment for recovery.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

8.	LONG-TERM INVESTMENTS - continued

Equity method investments

(a)	In January 2015, the Company and two individuals, Bai Yanyan (“Bai”) and Chen Wei (“Chen”) entered into an agreement to establish a new company, KongZhong Galaxy (Tianjin) Culture Media Co., Ltd. (“KongZhong Galaxy”) which is principally engaged in film production and investment. The Company paid a capital contribution of $0.3 million, which represented a 35% equity ownership interest in KongZhong Galaxy. The Company has significant influence but does not have control over KongZhong Galaxy. Accordingly the Company recorded its interest in KongZhong Galaxy as an equity method investment. For the year ended December 31, 2015, the Company recorded in the consolidated statement of comprehensive income its share of loss of $0.41 million, of which $0.3 million reduced the carrying amount of the investment to zero and the remaining $0.1 million was adjusted to the balance of the loans extended to KongZhong Galaxy (Note 25).

(b)	In March 2015, the Company entered into an equity purchase agreement with the owner of Shanghai Magic Wing Network Technology Co., Ltd. ("Magic Wing"), a company engaged in internet games development. The Company purchased a 21.05% equity ownership interest in Magic Wing for a cash consideration of $1.2 million. The Company has significant influence but does not have control over Magic Wing. Accordingly the Company recorded its interest in Magic Wing as an equity method investment. The Company recorded its share of the loss of $0.23 million for the year ended December 31, 2015.

(c)	In 2015, the Company invested $1.0 million, representing a 12.8% ownership in F50 Ventures Fund, L.P. ("F50"), which is a Cayman Islands exempted limited partnership. F50 invests in companies in consumer mobile, enterprise, cloud computing and big data, gaming, smart hardware, robotics, IoT and wearable industries, in order to generate investment returns. As of December 31, 2015, the Company accounted for the investment using equity method and recognized its share of loss of $0.003 million for the year ended December 31, 2015.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

9.	GOODWILL

The change in the carrying amounts of goodwill by reporting unit which is the same as reportable segment is as follows:

	2014				2015
	Internet	Mobile			Internet	Mobile
	games	games	WVAS	Total	games	games	WVAS	Total

Gross amount:
Beginning balance	$70,506,823	$20,882,730	$44,035,400	$135,424,953	$70,315,547	$20,827,251	$44,023,083	$135,165,881
Exchange differences	(191,276)	(55,479)	(12,317)	(259,072)	(4,056,333)	(1,176,551)	(261,181)	(5,494,065)

Ending balance	70,315,547	20,827,251	44,023,083	135,165,881	66,259,214	19,650,700	43,761,902	129,671,816

Accumulated impairment loss:
Beginning balance	(3,279,803)	-	(41,878,521)	(45,158,324)	(3,270,905)	-	(41,875,868)	(45,146,773)
Exchange differences	8,898	-	2,653	11,551	188,691	-	56,255	244,946

Ending balance	(3,270,905)	-	(41,875,868)	(45,146,773)	(3,082,214)	-	(41,819,613)	(44,901,827)

Goodwill, net	$67,044,642	$20,827,251	$2,147,215	$90,019,108	$63,177,000	$19,650,700	$1,942,289	$84,769,989

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

9.	GOODWILL - continued

As of December 31, 2014 and 2015, the Company performed an annual impairment test on goodwill. The Company estimated the fair values of the reporting units using the income approach valuation methodology. The cash flow discount rate and terminal value growth rates being used for internet games, mobile games and WVAS reporting units were as follows:

	Discount rates		Terminal value growth rates
	2014	2015	2014	2015
Reporting units:
Internet games	27%	27%	3%	3%
Mobile games	26%	26%	3%	3%
WVAS	26%	26%	1%	1%

Based on the results of the goodwill impairment test, the fair value of each reporting unit was more than the respective carrying value.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

10.	ACQUIRED INTANGIBLE ASSETS, NET

Acquired intangible assets, net consist of the following:

	As of December 31, 2014					As of December 31, 2015
	Gross				Net	Gross				Net
	carrying	Accumulated	Exchange	Accumulated	carrying	carrying	Accumulated	Exchange	Accumulated	carrying	Amortization
	amount	amortization	difference	impairment	amount	amount	amortization	difference	impairment	amount	period

Intangible assets not subject to amortization
Trademarks
with indefinite life	$282,182	$-	$8,388	$-	$290,570	$282,182	$-	$(8,374)	$-	$273,808	N/A
Intangible assets subject to amortization
Agreements
with Mobile Operator	3,113,746	(3,113,746)	-	-	-	3,113,746	(3,113,746)	-	-	-	3 years
Operating platforms	243,974	(243,974)	-	-	-	243,974	(243,974)	-	-	-	5 years
Service licenses	57,071	(57,071)	-	-	-	57,071	(57,071)	-	-	-	3 years
Contracts with content providers	120,999	(120,999)	-	-	-	120,999	(120,999)	-	-	-	1 year
Non-compete agreement	388,516	(388,516)	-	-	-	388,516	(388,516)	-	-	-	2 years
Self-developed contents	379,089	(379,089)	-	-	-	379,089	(379,089)	-	-	-	2 years
Product technologies	4,966,102	(4,966,102)	-	-	-	4,966,102	(4,966,102)	-	-	-	3 years
Contracts with service providers	5,713	(5,713)	-	-	-	5,713	(5,713)	-	-	-	1 year
Subscriber list	16,710	(16,710)	-	-	-	16,710	(16,710)	-	-	-	1 year
Trademarks	36,874	(36,874)	-	-	-	36,874	(36,874)	-	-	-	1 year
Core technologies	8,281,231	(6,947,441)	243,038	-	1,576,828	8,281,231	(7,242,002)	(248,707)	-	790,522	5 years
Software	115,150	(65,464)	3,875	-	53,561	172,549	(92,222)	(6,351)	-	73,976	5 years
Game licenses	80,381,424	(22,127,367)	1,239,249	(6,540,004)	52,953,302	80,381,424	(29,003,257)	(745,446)	(39,725,967)	10,906,754	3 years
Employment contract	380,898	(380,898)	-	-	-	380,898	(380,898)	-	-	-	3 years
Copyright	813,074	(181,584)	4,053	-	635,543	813,074	(299,440)	(43,085)	-	470,549	6 years

Total	$99,582,753	$(39,031,548)	$1,498,603	$(6,540,004)	$55,509,804	$99,640,152	$(46,346,613)	$(1,051,963)	$(39,725,967)	$12,515,609

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

10.	ACQUIRED INTANGIBLE ASSETS, NET - continued

During 2013 and 2014, the Company obtained certain new game licenses from third party game developers. The intangible assets recognized comprise the relevant initial license fee payments, minimum royalty fee payments and value of warrants issued in connection with obtaining these licenses.

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

The weighted average amortization period of the intangible assets subject to amortization was three years as of December 31, 2014 and 2015, respectively.

The Company recorded amortization expenses of $2,785,142, $19,203,618, and $7,315,066 for the years ended December 31, 2013, 2014, and 2015, respectively. The amortization expenses for the years ending December 31, 2016, 2017, 2018, 2019, 2020 and thereafter are expected to be $5,140,270, $3,875,303, $3,127,159, $96,362 and $2,707.

For purposes of recognition and measurement of an impairment loss, each intangible asset is considered the lowest level asset group that generates identifiable independent cash flow. In 2014, owing to the uncertainty of the success of a game development, the carrying amount of US$4,721,260 of the relevant game licenses exceeded the sum of undiscounted future cash flows expected to generate from the use and eventual disposition of such licenses, which were insignificant. Accordingly, the Company determined that the game licenses should be impaired in 2014. The impairment loss of US$1,323,260 was reported in impairment loss of intangible assets and was arrived at after a write back of an unpaid consideration of US$1,250,000 for the game licenses and a forfeiture of the warrant with a value of US$2,148,000 originally issued for acquisition of the game licenses. Starting from 2015, owing to the unexpected significant deterioration in performance of Guild War 2, the carrying amount of $35,209,933 of the relevant game licenses exceeded the sum of undiscounted future cash flows expected to generate from the use and eventual disposition of such licenses, which were insignificant. Accordingly, the Company recognized an impairment loss of $35,209,933 in the consolidated statement of comprehensive income in 2015. Subsequent reversal of a previously recognized impairment loss is prohibited regardless of the subsequent performance of the relevant games. The licenses impaired in 2014 and 2015 were originally included in the internet game segment.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

11.	ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of December 31,
	2014	2015

Game license fees payable	$13,246,572	$11,730,997
Fees payable to content and channel providers	5,075,274	1,810,868
Royalty fees payable	11,622,820	13,580,816
Fees payable to mobile operators	968,382	405,702
Others	686,269	546,280

	$31,599,317	$28,074,663

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2014	2015

Accrued welfare benefits	$196,455	$344,371
Accrued payroll and bonus	5,719,423	5,298,312
Advance from customers	793,565	1,628,693
Accrued professional service fees	3,663,273	3,662,042
Accrued marketing expense	5,545,844	4,724,276
Other tax payables	-	237,568
Others	661,791	128,981

	$16,580,351	$16,024,243

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

13.	SHORT-TERM BANK LOANS

In October 2014, the Company entered into a financing agreement with a bank and obtained US dollars loans totaling $42,428,890 for the purpose of special cash dividend distribution. The repayment was originally expected to be in October 2015, and was subsequently extended to October 2016 after a negotiation with the bank in 2015. The repayment of the loan was secured by a pledge of RMB deposits of RMB267,000,000 (equivalent to approximately $42.4 million and $41.1 million as of December 31, 2014 and 2015, respectively). The pledged deposits were recorded as current restricted cash as of December 31, 2014 and 2015.

In January 2015, the Company entered into a financing agreement with a bank and obtained US dollars loans totaling $7,533,620 for the purpose of investment in Forgame. The repayment was expected to be in July 2016 and secured by a pledge of RMB deposits of RMB50,000,000 (equivalent to approximately $7.7 million). The pledged deposits were recorded as current restricted cash as of December 31, 2015.

14.	INCOME TAXES

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

In 2014, KongZhong Beijing, Beijing AirInbox, Beijing Xinrui, Tianjin Mammoth renewed their "high and new technology enterprise" ("HNTE") status for additional six years and in 2015 KongZhong China renewed its HNTE status for additional six years. The HNTE status allows qualifying China-based enterprises to use a 15% tax rate for three years. After the first six years, enterprises will go through a new application process in order to renew their HNTE status. The Company believes it is highly likely that its qualifying entities will continue to obtain the renewal of the HNTE status in the future and has assumed so in calculating deferred tax assets and liabilities.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

14.	INCOME TAXES - continued

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

	As of December 31,
	2014	2015

Current deferred tax assets
Accrued expenses	$616,812	$301,218
Less: valuation allowance	(616,812)	(301,218)

Current deferred tax assets, net	$-	$-

Non-current deferred tax assets
Net operating loss carry forwards	2,100,763	4,083,163
Depreciation and amortization	-	133,548
Impairment on intangible assets	-	4,401,242
Less: valuation allowance	(2,100,763)	(8,617,953)

Non-current deferred tax assets, net	$-	$-

The Company operates through multiple subsidiaries and VIEs and the valuation allowance is considered on each individual entity basis. A full valuation allowance has been established because the Company believes that it is more likely than not that its deferred tax assets will not be realized as it does not expect to generate sufficient taxable income in the future. The tax losses carried forward as of December 31, 2015 amounted to $24,680,182 and will expire by 2020.

The income taxes expense consists of:

	For the years ended December 31,
	2013	2014	2015

Current	$722,971	$1,047,999	$796,866
Deferred	(10,569)	-	-

Total	$712,402	$1,047,999	$796,866

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

14.	INCOME TAXES - continued

A reconciliation between the statutory PRC enterprise income tax rate and the Company's effective tax rate is as follows:

	For the years ended December 31,
	2013	2014	2015
	%	%	%

Applicable rate for reconciliation purpose (note)	25	25	(25)
Effect of tax holiday granted to PRC entities	(6.5)	(7.4)	(0.6)
Effect on tax rates in different tax jurisdiction	(2.3)	(7.1)	(6.6)
Tax effect of expenses that are not deductible in determining taxable profit (note)	1.1	1.0	2.2
Tax effect of allowable special deduction in determining taxable profit (note)	(14.9)	(16.8)	(17.3)
Change in valuation allowance	0.9	9.7	41.9

Effective tax rate for the year	3.3	4.4	(5.4)

Note:	The domestic tax rate in the jurisdiction where the operation of the Company is substantially based is used. Expenses that are not deductible included accrued salary and accrued bonus which exceeded the upper limit of deduction under the EIT Law. Special deduction is an extra 50% deduction allowable under the EIT Law in respect of qualifying product development expense incurred.

If the tax holidays granted to the relevant subsidiaries and VIEs were not available, the impact on income tax provision and earnings per share amounts would be as follows:

	For the years ended December 31,
	2013	2014	2015

Increase in income tax expense	$1,399,105	$1,758,665	$89,074

Impact on net income per ordinary share-basic	$0.00	$0.00	$0.00

Impact on net income per ordinary share-diluted	$0.00	$0.00	$0.00

The Company did not identify any significant unrecognized tax benefits or incur any interest or penalties related to potential underpaid income tax expenses for each of the three years ended December 31, 2015. The Company does not expect to have a significant increase or decrease on unrecognized tax benefits within 12 months from December 31, 2015.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

14.	INCOME TAXES - continued

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

Aggregate undistributed earnings of the Company's subsidiaries, VIEs and its VIEs' subsidiaries located in the PRC that are available for distribution to the Company of approximately $233,725,362 at December 31, 2015 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distribution made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

15.	LONG-TERM LIABILITIES

In connection with the acquisition of the intangible assets relating to a game license obtained in 2012, the Company was required to make certain cash payments by installment. The total cash installment payments amounted to $55,000,000 with a present value of $53,460,269 on the acquisition date. Based on the expected payment date, the Company has recorded the non-current portion of the payment liabilities of $9,860,000 under long-term liabilities as of December 31, 2014 which was included in game license fees payable under accounts payable as of December 31, 2015.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

16.	SHARE REPURCHASE

On October 26, 2012, the Board of Directors authorized to purchase the American Depositary Shares ("ADS", each representing 40 shares) on the open market (the "2012 Purchase Plan"). The aggregate value of ADSs to be purchased under the 2012 Purchase Plan shall not exceed $20,000,000, and the number of ADSs to be purchased shall not exceed 5,000,000 ADSs. During 2012, the Company repurchased 362,807 ADSs for a total consideration of $2,071,731. During 2013, the Company repurchased 1,592,558 ADSs for a total consideration of $10,123,821. All such ADSs repurchased by the Company in 2012 and 2013 under the 2012 Purchase Plan were cancelled during 2013. During 2014 and 2015, there were no share repurchases.

17.	EMPLOYEE EQUITY INCENTIVE PLAN

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

As of December 31, 2015, 6,744,940 options, 2,682,500 nonvested shares and incentive awards that may be transferred to 71,680,000 ordinary shares were available for future grants under the 2002 Plan, the 2006 Plan and the 2013 Plan, respectively.

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

17.	EMPLOYEE EQUITY INCENTIVE PLAN - continued

Stock options

A summary of the stock option activities is as follows:

	Outstanding options
		Weighted	Weighted average
	Number of	average	grant-date
	options	exercise price	fair value

Options outstanding at January 1, 2013	43,054,457	$0.10	$0.08
Granted	13,320,000	$0.21	$0.06
Forfeited	(1,515,040)	$0.12	$0.08
Exercised	(8,602,960)	$0.10	$0.06

Options outstanding at December 31, 2013	46,256,457	$0.10	$0.12
Granted	9,520,000	$0.22	$0.06
Forfeited	(8,832,517)	$0.22	$0.06
Exercised	(4,052,480)	$0.11	$0.09

Options outstanding at December 31, 2014	42,891,460	$0.14	$0.12
Forfeited	(1,327,000)	$0.16	$0.05
Exercised	(8,915,040)	$0.11	$0.08

Options outstanding at December 31, 2015	32,649,420	$0.14	$0.13

There were no options granted during the year ended December 31, 2015.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period.

Option grants	2013	2014	2015

Weighted average risk-free interest rate	0.60%	0.81%	N/A
Weighted average expected option life	2.75 years	2.75 years	N/A
Weighted average volatility rate	54.36%	52.94%	N/A
Weighted average dividend yield	-	-	N/A

(1)	Risk-free interest rate

Risk-free interest rate was estimated based on the yield to maturity of treasury bonds of the United States with a maturity period close to the expected life of the options.

(2)	Expected life

The expected life was estimated based on historical and other economic data trended into the future.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

17.	EMPLOYEE EQUITY INCENTIVE PLAN - continued

Stock options - continued

(3)	Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of KongZhong over a period comparable to the expected life of the options.

(4)	Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected life of the options.

(5)	Exercise price

The exercise price of the options was determined by the Board of Directors.

(6)	Fair value of underlying ordinary shares

The closing market price of the ADSs of KongZhong as of the grant date was used to determine the fair value of the ordinary shares on that date.

The weighted average per share fair value of options granted in each year was as follows:

	For the years ended December 31,
	2013	2014	2015

Stock options	$0.26	$0.22	N/A

The total intrinsic value of options exercised during the years ended December 31, 2013, 2014 and 2015 was $31,708, $111,476 and $731,689 respectively.

The following table summarizes information with respect to stock options outstanding at December 31, 2015:

	Options outstanding				Options exercisable
		Weighted	Weighted			Weighted	Weighted
		average	average	Aggregate		average	average	Aggregate
	Number	exercise	remaining	intrinsic	Number	exercise	remaining	intrinsic
	outstanding	price	contractual life	value	exercisable	price	contractual life	value
Average exercise price
$0.07	4,064,337			476,544	4,064,337			476,544
$0.09	1,600,000			160,400	1,600,000			160,400
$0.10	6,925,040			640,566	6,925,040			640,566
$0.12	2,000,000			136,000	2,000,000			136,000
$0.13	2,772,520			172,364	2,772,520			172,364
$0.14	400,000			18,500	100,000			4,625
$0.15	2,112,523			77,635	2,112,523			77,635
$0.19	7,655,000			-	3,315,000			-
$0.22	5,120,000			-	1,895,000			-

Total	32,649,420	$0.14	5.94 years	1,682,009	24,784,420	$0.12	5.25 years	1,668,134

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

17.	EMPLOYEE EQUITY INCENTIVE PLAN - continued

Stock options - continued

The number of the options expected to vest was 7,865,000 with a weighted-average exercise price of $0.20 and the weighted-average remaining contractual term of 8.13 years. The aggregate intrinsic value of the option expected to vest was $13,875 as of December 31, 2015.

Nonvested shares

A summary of the nonvested share activities is as follows:

	Number of	Weight average
	nonvested	grant-date
	shares outstanding	fair value

Nonvested shares outstanding at January 1, 2013	22,555,000	$0.13
Vested	(12,885,000)	$0.15

Nonvested shares outstanding at December 31, 2013	9,670,000	$0.11
Granted	3,680,000	$0.22
Forfeited	(825,000)	$0.11
Vested	(5,525,000)	$0.12

Nonvested shares outstanding at December 31, 2014	7,000,000	$0.16
Granted	2,640,000	$0.14
Vested	(5,120,000)	$0.13

Nonvested shares outstanding at December 31, 2015	4,520,000	$0.18

There were no nonvested shares forfeited during the year ended December 31, 2015.

The weighted average per share fair value of nonvested shares granted in each year was as follows:

	For the years ended December 31,
	2013	2014	2015

Nonvested shares	N/A	$0.22	$0.14

The total intrinsic value of shares vested in the year of 2013, 2014 and 2015 was $2,325,743, $747,256 and $960,000, respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

17.	EMPLOYEE EQUITY INCENTIVE PLAN - continued

Nonvested shares - continued

The following table summarizes information with respect to nonvested shares outstanding at December 31, 2015:

	Nonvested
	share outstanding
		Aggregate
	Number	intrinsic
	outstanding	value
Grant date
May 21, 2014	2,240,000	420,000
January 5, 2015	2,280,000	427,500

Total	4,520,000	847,500

The Company recorded share-based compensation expenses of $1,573,729, $1,547,780 and $1,045,448 for the years ended December 31, 2013, 2014 and 2015, respectively. The amount of stock-based compensation currently estimated to be expensed from 2016 through 2018 related to unvested share-based payment awards at December 31, 2015 is $1,067,466. This amount will be recognized as presented in the following table.

Year

2016	489,493
2017	459,433
2018	118,540

Total	1,067,466

That cost is expected to be recognized over a weighted average period of 2.24 years. To the extent the actual forfeiture rate is different from the Company's original estimate, share-based compensation related to these awards may require to be adjusted.

18.	WARRANTS

In March 2009, the Company issued to Nokia Growth Partner ("NGP"), a warrant to purchase up to 80 million of ordinary shares with a purchase price $0.125 per share, which was to be expired in five years after the issuance. In August 2012, NGP transferred 50% of its original warrant in the form of a warrant to purchase up to 40 million of ordinary shares of the Company, exercisable prior to March 18, 2014, to Fit Run Limited. In exchange for the original warrant, the Company issued a new warrant to NGP to purchase up to 40 million of ordinary shares, exercisable prior to March 18, 2014. During 2013, warrants to purchase 80 million of ordinary shares were exercised by NGP and Fit Run Limited and cash proceeds of $10,000,000 was received by the Company. The exercise of the warrants and the corresponding issuance of the ordinary share were recorded in equity.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

18.	WARRANTS - continued

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

Exercisable multiple was not considered by the Company in the valuation since it was assumed that the warrant holders have no incentive to exercise the warrants before maturity as the Company does not pay dividends, and theoretically, holders of call options are better off to hold the warrants until maturity. During 2013, warrants to purchase 120 million of ordinary shares were exercised by the holder and cash proceeds of $17,800,000 was received by the Company. During 2014, warrants to purchase 40 million of ordinary shares were exercised by the holder and cash proceeds of $5,940,000 was received by the Company. In addition, warrants to purchase 40 million of ordinary shares were forfeited in 2014 and warrants to purchase of 40 million of ordinary shares were expired in 2015. As of December 31, 2015, the warrants for the purchases of up to 40 million ordinary shares of the Company remained outstanding. The exercise of the warrants, the corresponding issuance of ordinary shares and expiry of warrants were recorded in equity.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

18.	WARRANTS - continued

A summary of the warrant activities is as follows:

Number of
underlying
shares

Underlying shares outstanding at January 1, 2013	360,000,000
Exercised	(200,000,000)

Underlying shares outstanding at December 31, 2013	160,000,000
Exercised	(40,000,000)
Forfeited	(40,000,000)

Underlying shares outstanding at December 31, 2014	80,000,000
Expired	(40,000,000)

Underlying shares outstanding at December 31, 2015	40,000,000

19.	SEGMENT AND GEOGRAPHIC INFORMATION

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

19.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Segment reporting – continued

	For the years ended December 31,
	2013	2014	2015

Revenues
Internet games	$93,792,294	$118,099,837	$105,045,280
Mobile games	16,908,282	45,036,427	24,646,661
WVAS	62,953,219	64,459,705	49,421,487

	173,653,795	227,595,969	179,113,428

Cost of revenues
Internet games	(45,283,888)	(61,443,104)	(52,368,813)
Mobile games	(7,780,237)	(22,977,318)	(14,776,616)
WVAS	(43,085,208)	(44,858,641)	(37,007,224)
Impairment loss on intangible assets included in Internet games segment (Note)	(250,553)	-	(35,209,933)

	(96,399,886)	(129,279,063)	(139,362,586)

Gross profit
Internet games	48,508,406	56,656,733	52,676,467
Mobile games	9,128,045	22,059,109	9,870,045
WVAS	19,868,011	19,601,064	12,414,263
Impairment loss on intangible assets included in Internet games segment (Note)	(250,553)	-	(35,209,933)

	77,253,909	98,316,906	39,750,842

Operating expenses
Product development	(26,401,720)	(25,107,372)	(24,189,619)
Selling and marketing	(26,674,024)	(42,522,684)	(25,890,472)
General and administrative	(8,976,176)	(12,564,600)	(13,484,211)
Impairment loss on intangible assets	(1,562,386)	(1,323,260)	-

Total operating expenses	(63,614,306)	(81,517,916)	(63,564,302)

Government subsidies	$2,176,449	$1,138,909	$1,573,577

Income (loss) from operations	$15,816,052	$17,937,899	$(22,239,883)

Note: The cost of revenues for internet games segment in 2013 and 2015, amounted to $45,534,441 and $87,578,746, which included impairment charges of $250,553 and $35,209,933, respectively. The gross profit for internet games segment in 2013 and 2015, amounted to $48,257,853 and $17,466,534, which included impairment charges of $250,553 and $35,209,933, respectively. Prior period information is presented in a manner that is consistent with the current period segment reporting.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

19.	SEGMENT AND GEOGRAPHIC INFORMATION - continued

Segment reporting - continued

Service lines of internet games

The internet games revenues are derived from online game operation revenues and licensing revenues including royalties. Revenues of internet games by service line for the years ended December 31, 2013, 2014 and 2015 are as follows:

	For the years ended December 31,
	2013	2014	2015

Internet games
Online game operation	$91,308,244	$116,756,333	$104,671,006
Licensing arrangement	2,484,050	1,343,504	374,274

	$93,792,294	$118,099,837	$105,045,280

Service lines of mobile games

The mobile games revenues comprise revenues from carrier billing channels and revenues from non-carrier billing channels. Revenues of mobile games by service line for the years ended December 31, 2013, 2014 and 2015 are as follows:

	For the years ended December 31,
	2013	2014	2015
Mobile games
- Carrier billing channels	$10,135,756	$23,808,707	$12,057,097
- Non-carrier billing channels	6,772,526	21,227,720	12,589,564

	$16,908,282	$45,036,427	$24,646,661

Service lines of WVAS

The WVAS include Wireless Application Protocol ("WAP") services, Multimedia Messaging Services ("MMS"), Short Messaging Services ("SMS"), Interactive Voice Response services ("IVR"), and Color Ring Back Tones ("CRBT"). Revenues of WVAS by service line for the years ended December 31, 2013, 2014 and 2015 are as follows:

	For the years ended December 31,
	2013	2014	2015
WVAS
- SMS	$31,844,446	$31,922,975	$21,336,865
- IVR	14,658,612	13,210,504	3,957,328
- MMS	1,096,133	968,026	945,771
- WAP	708,984	364,750	366,180
- CRBT and others	14,645,044	17,993,450	22,815,343

	$62,953,219	$64,459,705	$49,421,487

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

19.	SEGMENT AND GEOGRAPHIC INFORMATION- continued

Segment reporting - continued

Items included in measure of segment profit

	For the years ended December 31,
	2013	2014	2015

Depreciation and amortization
Internet games	$1,808,259	$6,095,769	$2,798,822
Mobile games	485,671	4,258,966	1,395,782
WVAS	2,694,077	11,168,363	5,948,890

	4,988,007	21,523,098	10,143,494

	For the years ended December 31,
	2013	2014	2015

Share-based compensation
Internet games	$570,511	$438,362	$288,463
Mobile games	153,230	306,273	143,857
WVAS	849,988	803,145	613,128

	1,573,729	1,547,780	1,045,448

Geographical information

The Company's operations are mainly located in its country of domicile (i.e. the PRC) and to a lesser extent, overseas. The Company's revenues by geographic areas (based on location of the other signing party of the revenue contract) are detailed below:

	For the years ended December 31,
	2013	2014	2015

PRC	$167,752,785	$221,935,017	$174,199,110
Asia-pacific	913,465	162,797	7,937
Europe and America	4,987,545	5,498,155	4,906,381

	$173,653,795	$227,595,969	$179,113,428

The Company's long-lived assets as of December 31, 2014 and 2015 were all located in the PRC.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

20.	CASH DIVIDEND

On October 17, 2014, the Board of Directors of the Company declared a special one-time cash dividend of $40,999,308, representing $0.022 per ordinary share, or 0.88 per ADS, to the record holders of the Company's shares as of October 27, 2014. Such dividend was recorded as a reduction against retained earnings. In 2015, there was no cash dividend.

21.	FAIR VALUE MEASUREMENTS

Measured on recurring basis

The Company measured its financial assets and liabilities including time deposits, available-for-sale securities and game license payment liabilities at fair value on a recurring basis as of December 31, 2014 and 2015.

Cash equivalents included time deposits that can been withdrawn at any time and are stated at fair value. The investment in listed equity securities are stated at fair value. The Company classified such financial assets as investments within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

The Company did not have Level 2 investments as of December 31, 2014 and 2015.

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

The Company measured the fair value of investment in convertible redeemable preferred shares of Blue mobile and purchased capital of RL based on a valuation which utilizes market approach to determine the equity value and the options-pricing method to determine the allocated values between preferred shares and common shares. The investments in Blue Mobile and RL are classified within Level 3 of the fair value hierarchy because the Company used unobservable inputs to value the investment. The significant unobservable input includes the market multiple estimated based on stock prices and price to sales ratios of comparable companies in the same industry.

The Company measured the fair value of investment in convertible redeemable preferred shares of Cream Soft based on a valuation which utilizes income approach to determine the relevant equity value and options-pricing method to determine the allocated value to preferred shares. The investment in Cream Soft is classified within Level 3 of the fair value hierarchy because the Company used unobservable inputs to value the investment. The significant unobservable inputs include the forecast financial performance of the investee business and discount rate to determine the fair value of the business.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

21.	FAIR VALUE MEASUREMENTS - continued

Measured on recurring basis - continued

The following table shows the fair value of the Company's financial assets and liabilities measured at recurring basis as of December 31, 2014 and 2015:

	As of December 31, 2014				As of December 31, 2015
	Fair Value Measurements at the Reporting Date Using				Fair Value Measurements at the Reporting Date Using
	Quoted prices in	Significant			Quoted prices in	Significant
	active markets	other	Significant		active markets	other	Significant
	for identical	observable	unobservable		for identical	observable	unobservable
	instruments	inputs	inputs	Total	instruments	inputs	inputs	Total
	(level 1)	(level 2)	(level 3)	balance	(level 1)	(level 2)	(level 3)	balance

Time deposits	$40,777,831	$-	$-	$40,777,831	$31,775,348	$-	$-	$31,775,348
Available-for-sale securities	20,013,487	-	-	20,013,487	64,755,514	-	2,769,194	67,524,708
Game license payment liabilities	-	-	19,860,000	19,860,000	-	-	10,000,000	10,000,000

A movement of the Company’s financial assets and liabilities measured at a recurring basis using significant unobservable inputs is as follows:

	Available-for-sale securities	Game license payment liabilities

Balance as of January 1, 2013	$-	$43,660,000
Gains or losses for the period
Earnings	-	600,000
Other comprehensive income	-	-
Settlements	-	(5,000,000)
Balance as of December 31, 2013	-	39,260,000
Gains or losses for the period
Earnings	-	600,000
Other comprehensive income	-	-
Settlements	-	(20,000,000)
Balance as of December 31, 2014	$-	$19,860,000
Purchases	2,401,378	-
Gains or losses for the period
Earnings	-	140,000
Other comprehensive income	367,816	-
Settlements	-	(10,000,000)
Balance as of December 31, 2015	$2,769,194	$10,000,000

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

21.	FAIR VALUE MEASUREMENTS - continued

Measured on nonrecurring basis

Goodwill, cost method investments and other intangible assets are measured at fair value on a nonrecurring basis and they are recorded at fair value only when impairment is recognized. Those assets are considered as level 3 assets because the Company used unobservable inputs to determine their fair value.

The Company measured the fair value of the purchased intangible using the "cost," "income approach-excess earnings" or "with & without" valuation methods. In addition, the Company measured the fair value of intangible assets using income approach method based on which to recognize the impairment loss in 2014 and 2015. The unobservable inputs include forecast financial performance of the acquired businesses or assets and discount rates to determine the fair value of these purchased assets.

The Company measured the fair value of cost method investment in Meteor using income approach method based on which to recognize the impairment loss in 2014. The unobservable inputs include forecast financial performance and future cash flow to determine the fair value of the cost method investment.

Intangible assets purchased with issued warrants as consideration are measured at fair value on a nonrecurring basis on the transaction date (see Note 18).

22.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

	For the years ended December 31,
	2013	2014	2015

Net income (loss) (numerator), basic and diluted	$20,661,649	$22,587,921	$(16,226,710)

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income (loss) per share	1,714,924,612	1,828,191,540	1,882,296,976
Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed conversions of stock options, nonvested shares and warrants using the treasury stock method	36,696,728	47,328,554	-

Total weighted average shares used in computing diluted net income (loss) per share	1,751,621,340	1,875,520,094	1,882,296,976

Net income (loss) per share, basic	$0.01	$0.01	$(0.01)

Net income (loss) per share, diluted	$0.01	$0.01	$(0.01)

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

22.	NET INCOME (LOSS) PER SHARE - continued

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

For the years ended December 31, 2013, 2014 and 2015, the Company had the following securities outstanding which could potentially dilute basic net income (loss) per share in the future, but were excluded from the computation of diluted net income (loss) per share in 2013, 2014 and 2015 as their effects would have been antidilutive:

	For the years ended December 31,
	2013	2014	2015

Options, nonvested shares and warrants	11,320,000	97,392,523	77,169,420

23	CONCENTRATIONS

(a)	Dependence on Mobile Operator

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

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

23	CONCENTRATIONS - continued

(a)	Dependence on Mobile Operator - continued

The following table shows the revenues and percentage of total revenues derived from those operators for the years ended December 31, 2013, 2014 and 2015:

	For the years ended December 31,
	2013	2014	2015

Percentage of total revenues

Revenues collected through operators
China Mobile	30%	27%	23%
China Unicom	5%	4%	3%
China Telecom	6%	5%	4%
Mobile games revenues collected through operators
China Mobile	6%	10%	7%
China Unicom	-	-	-
China Telecom	-	-	-
WVAS revenues collected through operators
China Mobile	24%	17%	16%
China Unicom	5%	4%	3%
China Telecom	6%	5%	4%

Net accounts receivable from the operators as of December 31, 2014 and 2015 were as follows:

	Percentage of
	accounts receivable
	as of December 31,
	2014	2015

China Mobile	58%	66%
China Unicom	7%	7%
China Telecom	9%	9%

Other than disclosed above, there was no customer with 10% or more of total accounts receivable.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

23.	CONCENTRATIONS - continued

(b)	Internet games revenue

The Company derived the majority of internet games revenue from two games which accounted for approximately 51%, 50% and 55% of total revenues in 2013, 2014 and 2015, respectively.

(c)	Credit risk

In WVAS and mobile games services, the Company depends on the billing system of the Mobile Operator to charge the mobile phone users and collect payments from them. The Company generally does not require collateral for its accounts receivable and has not experienced any significant credit losses for any periods presented.

24.	PRC CONTRIBUTION PLAN AND PROFIT APPROPRIATION

The employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company accrue these benefits based on certain percentages of the employees' salaries. The total provision for such employee benefit was $5,135,732, $4,799,750 and $4,911,874 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

As of December 31, 2014 and 2015, the total statutory reserve amounted to $11,467,537 and $11,467,537, respectively.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

25.	RELATED PARTY TRANSACTIONS

Details of related party balances as of December 31, 2014 and 2015 and transactions for the years ended December 31, 2013, 2014 and 2015 are as follows:

(a) Loans to related party		As of December 31,
	Note	2014	2015
KongZhong Galaxy	(i)	$-	$32,850,989

(b) Amount due from related party		As of December 31,
	Note	2014	2015
Magic Wing	(ii)	-	285,003

(c) Amount due to related party		As of December 31,
	Note	2014	2015
Prosten Technology Holdings Limited ("Prosten")	(iii)	$198,051	$-

(d) Transactions with related parties		For the years ended December 31,
	Notes	2013	2014	2015
Interest income from loans to KongZhong Galaxy	(i)	$-	$-	$1,078,843
License fees charged by Magic Wing	(ii)	-	-	22,993
Mobile value-added services provided by Prosten	(iii)	$1,010,354	$79,188	$-

(i)

In 2015, the Company made various loans to KongZhong Galaxy, an equity method investee of the Company to finance KongZhong Galaxy's business operations. The loans were unsecured, interest bearing at 7% per annum, and repayable within one year. The loans could be extended upon mutual agreement of the parties, while the Company did not have such agreement or intent to do so as of December 31, 2015. The relevant interest receivable amounting to $1,078,843 as of December 31, 2015 was included in prepaid expenses and other current assets.

(ii)	In 2015, the Company recorded costs of game license fees of $22,993 to Magic Wing, an equity method investee of the Company. As of December 31, 2015, the balance of prepaid license fees was $285,003.

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

25.	RELATED PARTY TRANSACTIONS - continued

(iii)	Leilei Wang, the Chief Executive Officer, indirectly owns more than 10% of Prosten. Prosten and its subsidiaries engage in the business of providing solutions to companies that provide mobile and search services. In 2013 and 2014, Prosten and its subsidiaries provided the Company mobile value-added services valued at $1.0 million and $0.1 million, respectively. No service was provided by Prosten and its subsidiaries during 2015. The accounts payable to Prosten and its subsidiaries as of December 31, 2014 were $198,051 which was fully settled in 2015.

26.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease as lessee

The Company leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2013, 2014 and 2015 were $3,449,577, $3,905,147 and $4,285,832, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Year ending

2016	$3,872,536
2017	1,688,411
2018	913,832
2019	612,526

(b) Purchase obligations

The Company entered into a series of agreements with content providers to develop WVAS, mobile games and internet games. The future minimum purchase obligations payments under non-cancelable purchase agreements are approximately as follows:

Year ending

2016	$1,557,290
2017	1,044,133
2018	106,926
2019	173
2020 and thereafter	-

KONGZHONG CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(In US dollars)

26.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Sales tax

The subsidiaries and VIEs incorporated in the PRC are subject to the sales tax at rates of 3% to 5% on PRC taxable revenues, as defined by the related tax rules and regulations. When determining the PRC taxable revenues for sales tax purpose, the subsidiaries and VIEs adopted a "net" basis, i.e. deducting profit sharing with content providers from revenues. However, as the deductible items for sales tax purposes are not clearly defined, the Company would be subject to additional sales tax if the net basis used by the Company was determined inappropriate for the computation of sales tax. Additional business tax amounting to $4,910,109 may reasonably be possible to arise had the gross revenue been used for sales tax calculations as of December 31, 2015.

27.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations restrict the Company's PRC subsidiaries and VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and their share capital, to KongZhong in the form of loans, advances or cash dividends. The balance of restricted net assets were $76,657,282 and $92,973,766, of which 47,850,580 and $50,514,213 was attributed to the paid in capital, additional paid in capital and statutory reserves of the VIEs and $28,806,702 and $42,459,553 were attributed to the paid in capital, additional paid in capital and statutory reserves of the Company's PRC subsidiaries, as of December 31, 2014 and 2015, respectively. The PRC subsidiaries' accumulated profits may be distributed as dividends to KongZhong without the consent of a third party. The VIEs' revenues and accumulated profits may be transferred to KongZhong through contractual arrangements without the consent of a third party. Under applicable PRC law, loans from PRC companies to their offshore affiliated entities require governmental approval, and advances by PRC companies to their offshore affiliated entities must be supported by bona fide business transactions.

28.	SUBSEQUENT EVENTS

a)

In November 2015, the Company entered into an agreement to partially dispose of its investment in Ourgame to Glassy Mind Holdings Limited, a third party, at a price of HK$6.1062 per share, for a total consideration of approximately HK$239.4 million (equivalent to approximately US$30.9 million), with approximately 80% of the total consideration to be paid in cash immediately upon the completion of the sale and the remaining consideration to be paid in cash on September 30, 2016. The sale was completed in February 2016 and the Company received US$25.1 million in February 2016. The Company held a 2.63% interest in Ourgame thereafter.

b)	The loan to Galassia together with related interests outstanding as of December 31, 2015 were fully settled in cash in April 2016.

c)	In March 2016, the Company extended the repayment terms of certain loans to KongZhong Galaxy in an aggregated amount of $7.2 million to March 2017.

KONGZHONG CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In US dollars)

	As of December 31,
	2014	2015
Current assets
Cash and cash equivalents	$18,154,644	$5,616,759
Available-for-sale securities	20,013,487	64,755,514
Prepaid expenses and other current assets	48,162	4,024,878
Loan to third party	-	13,300,000
Loans to related party	-	1,612,000

Total current assets	38,216,293	89,309,151
Long-term investments	364,913,556	334,485,472

Total assets	$403,129,849	$423,794,623

Liabilities and shareholders' equity

Current liabilities
Accrued expenses and other current liabilities	71,835	969,263
Advances from subsidiaries	38,698,888	61,101,834
Short-term bank loans	42,428,890	49,962,510

Total liabilities	$81,199,613	$112,033,607

Ordinary shares	942	943
Additional paid-in capital	162,687,212	166,874,541
Warrants	5,548,000	3,346,000
Accumulated other comprehensive income	57,531,228	61,603,388
Retained earnings	96,162,854	79,936,144

Total shareholders' equity	321,930,236	311,761,016

Total liabilities and shareholders' equity	$403,129,849	$423,794,623

KONGZHONG CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(In US dollars)

	For the years ended December 31,
	2013	2014	2015

Operating expenses
Product development	(305,385)	(545,060)	(578,398)
Selling and marketing	(214,856)	(16,795)	(109,956)
General and administrative	(1,173,778)	(1,223,687)	(1,238,999)

Total operating expenses and loss from operation	$(1,694,019)	$(1,785,542)	$(1,927,353)

Interest income	129,500	36,346	11,852
Interest income from loans to related party	-	-	32,534
Interest income from loan to third party	-	-	540,274
Interest expense	(693,280)	(895,056)	(883,974)
Impairment loss on cost method investment	(2,000,000)	(1,999,999)	-
Investment income	-	-	1,161,132
Gain on sale of available-for-sales securities	-	-	536,016
Dividend received	-	-	628,417
Equity in earnings of subsidiaries and variable interest entities	24,919,448	27,232,172	(15,164,476)

Net income (loss) before income tax expense	$20,661,649	$22,587,921	$(16,226,710)
Income tax expense	-	-	-

Net income (loss)	$20,661,649	$22,587,921	$(16,226,710)

KONGZHONG CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In US dollars)

					Accumulated
					other		Total
	Ordinary shares		Additional		comprehensive	Retained	shareholders'
	Shares	Amount	paid-in capital	Warrants	income	earnings	equity

Balance as of January 1, 2013	1,678,097,663	$832	$126,786,049	$15,566,332	$46,618,263	$93,912,592	$282,884,068
Issuance of ordinary shares for share-based compensation	35,000,000	18	849,020	-	-	-	849,038
Share-based compensation recognized	-	-	1,573,729	-	-	-	1,573,729
Repurchase of ordinary shares	(78,214,600)	(32)	(10,123,789)	-	-	-	(10,123,821)
Warrants exercised	200,000,000	100	32,967,232	(5,147,332)	-	-	27,820,000
Other comprehensive income	-	-	-	-	8,944,839	-	8,944,839
Net income	-	-	-	-	-	20,661,649	20,661,649

Balance as of December 31, 2013	1,834,883,063	$918	$152,052,241	$10,419,000	$55,563,102	$114,574,241	$332,609,502
Issuance of ordinary shares for share-based compensation	7,190,000	4	436,621	-	-	-	436,625
Share-based compensation recognized	-	-	1,547,780	-	-	-	1,547,780
Repurchase of ordinary shares	-	-	(12,410)	-	-	-	(12,410)
Warrants exercised	40,000,000	20	8,662,980	(2,723,000)	-	-	5,940,000
Warrants forfeited	-	-	-	(2,148,000)	-	-	(2,148,000)
Other comprehensive income	-	-	-	-	1,968,126	-	1,968,126
Dividends to shareholders	-	-	-	-	-	(40,999,308)	(40,999,308)
Net income	-	-	-	-	-	22,587,921	22,587,921

Balance as of December 31, 2014	1,882,073,063	$942	$162,687,212	$5,548,000	$57,531,228	$96,162,854	$321,930,236

Issuance of ordinary shares for share-based compensation	2,060,000	1	939,881	-	-	-	939,882
Share-based compensation recognized	-	-	1,045,448	-	-	-	1,045,448
Warrants expired	-	-	2,202,000	(2,202,000)	-	-	-
Other comprehensive income	-	-	-	-	4,072,160	-	4,072,160
Net loss	-	-	-	-	-	(16,226,710)	(16,226,710)

Balance as of December 31, 2015	1,884,133,063	943	166,874,541	3,346,000	61,603,388	79,936,144	311,761,016

KONGZHONG CORPORATION

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended December 31,
	2013	2014	2015
Operating activities:
Net cash used in operating activities	$(1,237,414)	$(3,468,054)	$(2,675,869)

Investing activities:
Acquisition of equity method investments	-	-	(1,000,000)
Purchase of available-for-sales securities	-	(16,380,050)	(26,326,715)
Proceeds from sale of available-for-sales securities	-	-	1,500,251
Loans to related party	-	-	(1,612,000)
Loans to third parties	-	-	(17,000,000)
Loan repayment from third parties	-	-	3,700,000

Net cash used in investing activities	-	(16,380,050)	(40,738,464)

Financing activities:
Repurchase of ordinary shares	(10,123,821)	(12,410)	-
Proceeds from exercise of employee stock options	849,038	436,625	939,882
Proceeds from bank borrowing	-	42,428,890	7,533,620
Advances from subsidiaries	2,335,666	5,417,880	23,514,181
Repayment to subsidiaries	-	(190,490)	(1,111,235)
Proceeds from exercise of warrants	27,820,000	5,940,000	-
Dividends paid to shareholders	-	(40,999,308)	-

Net cash provided by financing activities	20,880,883	13,021,187	30,876,448

Net increase (decrease) in cash and cash equivalents	19,643,469	(6,826,917)	(12,537,885)
Cash and cash equivalents, beginning of year	5,338,092	24,981,561	18,154,644

Cash and cash equivalents, end of year	$24,981,561	$18,154,644	$5,616,759

KONGZHONG CORPORATION

NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

1.	BASIS FOR PREPARATION

The condensed financial information of KongZhong has been prepared using the same accounting policies as set out in KongZhong's consolidated financial statements, except that KongZhong used the equity method to account for investments in its subsidiaries and variable interest entities.

2.	INVESTMENTS IN SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

KongZhong and its subsidiaries and variable interest entities are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of KongZhong's stand-alone financial statements, its investments in subsidiaries and variable interest entities are reported using the equity method of accounting. KongZhong's share of income and losses from its subsidiaries and variable interest entities is reported as equity in earnings of subsidiaries and variable interest entities in the accompanying condensed financial information of KongZhong.

